Form 20-F
period 2013-12-31
CNH Industrial N.V.
filed 2014-04-25
CIK 1567094

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-36085

CNH INDUSTRIAL N.V.

(Exact name of registrant as specified in its charter)

Cranes Farm Road

Basildon

Essex SS14 3AD

United Kingdom

(Address of Principal Executive Offices)

Roberto Russo

Secretary

Cranes Farm Road

Basildon

Essex, SS14 3AD

United Kingdom

Telephone: +44 1268292545

FAX: +44 1268292984

Email: roberto.russo@cnhind.com

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Shares, par value €0.01	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,350,073,530 common shares, par value €0.01 per share, and 468,994,386 special voting shares, par value €0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934.    Yes  ☐    No  ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐ or Item 18  ☐.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

CNH Industrial N.V. (“CNH Industrial” or the “Company”) is the company formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial is incorporated in, and under the laws of, The Netherlands. CNH Industrial has its corporate seat in Amsterdam, The Netherlands, and its principal office in Basildon, United Kingdom. Unless otherwise indicated or the context otherwise requires, as used in this annual report, the terms “we”, “us” and “our” refer to CNH Industrial together with its consolidated subsidiaries.

We have prepared our annual consolidated financial statements presented in this annual report in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These consolidated financial statements are expressed in U.S. dollars and, unless otherwise indicated, all financial data set forth in this annual report is expressed in U.S. dollars.

The deeds of merger for the mergers of Fiat Industrial and CNH Global with and into CNH Industrial (the “Merger”) were executed, respectively, on September 27 and 28, 2013. The effective date of the Merger was September 29, 2013. A primary objective of the Merger was to simplify the capital structure of Fiat Industrial (CNH Industrial subsequent to the Merger) by creating a single class of liquid stock listed on the New York Stock Exchange (“NYSE”) and on the Mercato Telematico Azionario, organized and managed by Borsa Italiana S.p.A. (“MTA”). The principal steps in the Merger were:

•	the cross-border merger of Fiat Netherlands Holding N.V. (“FNH”) with and into Fiat Industrial (the “FNH Merger”), which occurred on August 1, 2013;

•	the cross-border reverse merger of Fiat Industrial with and into FI CBM Holdings N.V. (now known as CNH Industrial) (the “FI Merger”); and

•	the Dutch merger of CNH Global with and into FI CBM Holdings N.V. (the “CNH Merger”).

All the companies (i.e., Fiat Industrial, FI CBM Holdings N.V. (now known as CNH Industrial), FNH and CNH Global) involved in the Merger were part of Fiat Industrial; in particular: (i) FNH was a wholly-owned direct subsidiary of Fiat Industrial; (ii) FI CBM Holdings N.V. (now known as CNH Industrial) was a wholly-owned direct subsidiary of Fiat Industrial; and (iii) CNH Global was an indirect subsidiary of Fiat Industrial (controlled through FNH which owned approximately 87% of CNH Global’s capital stock).

In connection with the FI Merger, Fiat Industrial shareholders received one newly allotted common share in CNH Industrial (having a nominal value of €0.01 each) for each ordinary share held in Fiat Industrial (having a nominal value of €1.57 each). In connection with the CNH Merger, CNH Global shareholders received 3.828 newly allotted CNH Industrial common shares (having a nominal value of €0.01 each) for each common share held in CNH Global (having a nominal value of €2.25 each).

In connection with the closing of the Merger, CNH Industrial issued 1,348,867,772 common shares which were allotted to Fiat Industrial and CNH Global shareholders on the basis of the established exchange ratios described above. CNH Industrial also issued special voting shares (non-tradable) which were allotted to eligible Fiat Industrial and CNH Global shareholders who maintained their ownership of the shares through the closing of the Merger and elected to receive special voting shares. On the basis of the requests received, CNH Industrial issued a total of 474,474,276 special voting shares in connection with the closing of the Merger. On September 30, 2013, CNH Industrial common shares began trading on the NYSE and the MTA. For information on our share capital, see “Item 10. Additional Information—B. Memorandum and Articles of Association.”

On January 1, 2011, Fiat S.p.A. (“Fiat”) effected a “demerger” under Article 2506 of the Italian Civil Code (the “Demerger”). Pursuant to the Demerger, Fiat transferred its ownership interest in FNH to a new holding company, Fiat Industrial, including Fiat’s indirect ownership of CNH Global, as well as Fiat’s truck and commercial vehicles business and its industrial and marine powertrain business. Consequently, as of January 1,

2011, CNH Global became a subsidiary of Fiat Industrial. In connection with the Demerger, shareholders of Fiat received shares of capital stock of Fiat Industrial. Accordingly, as of January 1, 2011 Fiat Industrial owned approximately 89% of CNH Global’s outstanding common shares through FNH. Fiat Industrial was a corporation organized under the laws of the Republic of Italy whose stock was traded on the Milan stock exchange.

Following the merger between Fiat Industrial and CNH Global, the Company has realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment; (ii) Construction Equipment, which designs, produces and sells construction equipment; (iii) Commercial Vehicles, which designs, produces and sells trucks, commercial vehicles, buses, and special vehicles; (iv) Powertrain, which produces and sells engines and transmissions for those vehicles, equipment and engines for marine applications and (v) Financial Services, which provides financial services to the customers of our products. Our worldwide agricultural equipment, construction equipment, commercial vehicles and powertrain operations are collectively referred to as “Industrial Activities”. Segment information for prior years has been recast to conform to the current year’s presentation. See “Item 5. Operating and Financial Review” and “Note 19: Segment Reporting” in the notes to our consolidated financial statements for the year ended December 31, 2013.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;

•	EMEA—28 member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

•	LATAM—Central and South America, and the Caribbean Islands; and

•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

Certain industry and market share information in this annual report has been presented on a worldwide basis. In this annual report, management estimates of market share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”) in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by independent service bureaus. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles, regions are defined for both market share and total industry volume (“TIV”) as: Europe (27 countries reflecting key markets where the segment competes) and LATAM (Brazil, Argentina and Venezuela). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A. Selected Financial Data

The following selected consolidated financial data as of December 31, 2013 and 2012, and for each of the three years ended December 31, 2013, 2012, and 2011 has been derived from and should be read in conjunction with our audited, consolidated financial statements included in “Item 18. Financial Statements”. This data should also be read in conjunction with “Item 5. Operating and Financial Review.” Financial data as of December 31, 2011 is derived from our consolidated balance sheet which is not included in this annual report. These consolidated financial statements are prepared in accordance with U.S. GAAP.

Because the mergers of Fiat Industrial and CNH Global with and into CNH Industrial represent a “business combination involving entities or businesses under common control”, it is outside the scope of application of Accounting Standards Codification 805—Business Combinations. Accordingly, no adjustments were made to the carrying amounts of the assets and liabilities of Fiat Industrial. Financial data as of and for the years ended December 31, 2012 and 2011 represents the consolidated information of Fiat Industrial and has been restated so as to be in compliance with U.S. GAAP. The only significant accounting effect of the Merger was the post-merger attribution to owners of the parent company of the previous noncontrolling interests in CNH Global N.V. As a result of the Merger, $1,053 million of noncontrolling interests were reclassified to equity attributable to the parent.

Selected consolidated financial data as of and for the years ended December 31, 2010 and 2009, has been omitted because it cannot be made available without unreasonable effort and expense. Fiat Industrial was created on January 1, 2011 as a result of the Demerger. The financial information for Fiat for 2010 and 2009 had been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The following table contains our selected historical financial data as of and for each of the three years ended December 31, 2013, 2012 and 2011.

	For the Years Ended December 31,
	2013	2012	2011
	(in millions, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Net sales	$32,632	$31,529	$32,224
Finance and interest income	$1,204	$1,272	$1,256

Total revenues	$33,836	$32,801	$33,480

Net income	$828	$876	$639

Net income attributable to CNH Industrial N.V.	$677	$756	$545

Earnings per share attributable to CNH Industrial N.V.:
Basic earnings per common share	$0.54	$0.62	$0.42

Diluted earnings per common share	$0.54	$0.62	$0.42

Basic and diluted earnings per preference share	$—	$—	$0.42

Basic and diluted earnings per savings share	$—	$—	$0.49

Cash dividends declared per common share(1)	$0.293	$0.245	$—

Cash dividends declared per preference share(1)	$—	$0.245	$—

Cash dividends declared per savings share(1)	$—	$0.306	$—

	As of December 31,
	2013	2012	2011
	(in millions)
Consolidated Balance Sheet Data:
Total assets	$53,843	$48,965	$48,003

Share capital(2)	$25	$2,565	$2,557

Common shares outstanding	1,350	1,223	1,092

Special voting shares outstanding	469	—	—

Preference shares outstanding	—	—	103

Savings share outstanding	—	—	80

Equity	$4,955	$4,825	$4,857

(1)

On February 27, 2014, the Board of Directors of CNH Industrial N.V. recommended to the Company’s shareholders that the Company declare a dividend of €0.20 ($0.274) per common share, totaling approximately €270 million ($371 million). The proposal was approved by the Company’s shareholders at the Annual General Meeting of shareholders held on April 16, 2014. The cash dividend will be declared in euro and is translated into U.S. dollars at the USD/EUR rate fixed by the European Central Bank on April 17, 2014.

For 2012, the Fiat Industrial dividend declared was €0.225 per ordinary share. For 2011, the declared dividend was €0.185, €0.185 and €0.2315 per share for ordinary share, preference share and savings share, respectively.

The cash dividend declared for 2011 and 2012 was paid in euro on April 26, 2012 and April 25, 2013, respectively and has been translated into U.S. dollars at the noon buying rate in the City of New York for cable transfers in euro as certified by the Federal Reserve Bank of New York for customs purposes on the respective payment date.

(2)

Share capital is a component of Equity. Upon the completion of the Merger on September 29, 2013, CNH Industrial issued 1,348,867,772 common shares and 474,474,276 special voting shares with a par value of €0.01 each. At December 31, 2012 and 2011, share capital of Fiat Industrial amounted to $2,565 million and $2,557 million, respectively.

Following the resolution adopted by shareholders in an extraordinary general meeting held on April 5, 2012, on May 21, 2012, 103,292,310 preference shares and 79,912,800 savings shares of Fiat Industrial were converted into 130,241,397 ordinary shares with a nominal value of €1.57 per share.

Before the conversion, the par value of common share, preference and savings share was €1.50 per share.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

The following risks should be considered in conjunction with “Item 5. Operating and Financial Review” beginning on page 38 and the other risks described in the Safe Harbor Statement beginning on page 70. These risks may affect our operating results and, individually or in the aggregate, could cause our actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Safe Harbor Statement beginning on page 70. Except as may be required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. We invite you to consult any further related disclosures we make from time to time in materials filed with or furnished to the United States Securities and Exchange Commission (“SEC”).

Risks Related to Our Business, Strategy and Operations

Global economic conditions impact our businesses.    Our earnings and financial position are and will continue to be influenced by various macroeconomic factors—including increases or decreases in gross domestic product, the level of consumer and business confidence, changes in interest rates on consumer and business credit, energy prices, and the cost of commodities or other raw materials—which exist in the various countries in which we operate. Such macroeconomic factors vary from time to time and their effect on our earnings and financial position cannot be specifically and singularly assessed and/or isolated.

Financial conditions in several regions continue to place significant economic pressures on existing and potential customers, including our dealer networks. As a result, some dealers and customers may delay or cancel plans to purchase our products and services and may not be able to fulfill their obligations to us in a timely fashion. Further, our suppliers may be impacted by economic pressures, which may adversely affect their ability to fulfill their obligations to us. These factors could result in product delays, increased accounts receivable, defaults and inventory challenges. There is particular concern about economic conditions in Europe (and potentially the long-term viability of the euro currency), which is at risk of being impacted by sovereign debt levels (and government taxing and spending actions to address such issues) and other severe pressures on the banking system in certain European Union countries. It is uncertain whether central bank or governmental measures will reduce or eliminate this risk. In addition, other governments may continue to implement measures designed to slow the economic growth rate in those countries (e.g., higher interest rates, reduced bank lending and other anti-inflation measures). If there is significant deterioration in the global economy or the economies of key countries or regions, the demand for our products and services would likely decrease and our results of operations, financial position and cash flows could be materially and adversely affected.

In addition, the continuation of adverse market conditions in certain businesses in which we participate could cause many companies, including us, to carefully evaluate whether certain of our intangible assets have become impaired. The factors that we would evaluate to determine whether an impairment charge is necessary require management judgment and estimates. The estimates are impacted by a number of factors, including, but not limited to, worldwide economic factors and technological changes. Any of these factors, or other unexpected factors, may require us to consider whether we need to record an impairment charge. In the event we are required to record an impairment charge with respect to certain of our intangible assets, it would have an adverse impact on our financial position and results of operations.

We are exposed to political, economic and other risks as a result of operating a global business.    We manufacture and sell products and offer services in several continents and numerous countries around the world. Given the global nature of our activities, we are exposed to risks affecting global business operations, including:

•	changes in laws, regulations and policies that affect, among other things:

•	import and export duties and quotas;

•	currency restrictions;

•	the design, manufacture and sale of our products, including, for example, engine emissions regulations;

•	interest rates and the availability of credit to our dealers and customers;

•	property and contractual rights;

•	where and to whom products may be sold, such as changing economic sanctions related to Iran, Russia and the crisis in Ukraine; and

•	taxes;

•	regulations from changing world organization initiatives and agreements;

•	changes in the dynamics of the industries and markets in which we operate;

•	varying and unpredictable needs and desires of customers;

•	varying and unexpected actions of our competitors;

•	labor disruptions;

•	disruption in the supply of raw materials and components;

•	changes in governmental debt relief and subsidy program policies in certain significant markets such as Argentina and Brazil; and

•	war, civil unrest and terrorism.

Unfavorable developments in any one of these areas (which vary from country to country) could have a material adverse effect on our business prospects, results of operations and/or financial position.

Difficulty in obtaining financing or refinancing existing debt could impact our financial performance.    Our future performance will depend on, among other things, our ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and possible access to capital markets or other sources of financing. A decline in revenues could have a negative impact on the cash-generating capacity of our operating activities. We could, therefore, find ourselves in the position of having to seek additional financing and/or having to refinance existing debt, including in unfavorable market conditions with limited availability of funding and a general increase in funding costs. Any difficulty in obtaining financing could have a material adverse effect on our business prospects, results of operations and/or financial position.

Our ability to access the capital markets or other forms of financing and related costs are highly dependent, among other things, on the credit ratings of CNH Industrial, CNH Industrial Capital LLC and our ABS and facilities transactions. Rating agencies may review and revise their ratings from time to time, and any downgrade or other negative action with respect to our credit ratings by one or more rating agencies may increase our cost of capital, potentially limit our access to sources of financing and have a material adverse effect on our business prospects, results of operations and/or financial position.

We are subject to exchange rate fluctuations, interest rate changes and other market risks.    We operate in numerous markets worldwide, and are accordingly exposed to market risks stemming from fluctuations in currency and interest rates. The exposure to currency risk is mainly linked to the differences in the geographic distribution between our manufacturing and commercial activities, resulting in cash flows from exports denominated in currencies different from those associated with production activities and related purchasing.

We use various forms of financing to cover the funding requirements of our Industrial Activities and for financing offered to customers and dealers. Financial Services implements a matching policy to offset the impact of differences in rates of interest on the financed portfolio and related liabilities. Nevertheless, any future changes in interest rates can result in increases or decreases in revenues, finance costs and margins.

Consistent with our risk management policies, we seek to manage currency and interest rate risk through the use of financial hedging instruments. Despite such hedges being in place, sudden fluctuations in currency or interest rates could have an adverse effect on our business prospects, results of operations and/or financial position. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

We are also subject to the risk of insolvency of dealers and customers, as well as unfavorable economic conditions in markets where these activities are carried out, which we seek to mitigate through credit policies applied to dealers and customers. In addition, we are subject to laws and government actions that may, among other things, prevent us from enforcing legal rights and remedies.

We face risks associated with our relationships with our employees.    In many countries where we operate, our employees are protected by various laws and/or collective labor agreements that guarantee them, through local and national representatives, the right of consultation on specific matters, including downsizing or closure of production activities and reductions in personnel. Laws and/or collective labor agreements applicable to us could impair our flexibility in reshaping and/or strategically repositioning our business activities. Therefore, our ability to reduce personnel or implement other permanent or temporary redundancy measures is subject to government approvals and/or the agreement of labor unions where such laws and agreements are applicable. Industrial action by employees could also have an adverse impact on our business activities.

Reduced demand for equipment would reduce our sales and profitability.    The performance of the agricultural equipment market is influenced, in particular, by factors such as:

•	the price of agricultural commodities and the relative level of inventories;

•	the profitability of agricultural enterprises;

•	the demand for food products; and

•	agricultural policies, including aid and subsidies to agricultural enterprises provided by governments and/or supranational organizations as well as alternative fuel mandates.

In addition, unfavorable climatic conditions, especially during the spring, a particularly important period for generating sales orders, could have a negative impact on decisions to buy agricultural equipment and, consequently, on our revenues.

The performance of the construction equipment market is influenced, in particular, by factors such as:

•	public infrastructure spending; and

•	new residential and non-residential construction.

The performance of the commercial vehicles market is influenced, in particular, by factors such as:

•	changes in global market conditions, including changes in levels of business investment and sales of commodities; and

•	public infrastructure spending.

The above factors can significantly influence the demand for agricultural and construction equipment, as well as for commercial vehicles, and consequently, our financial results.

We depend on key suppliers for certain raw materials, parts and components.    We rely upon key suppliers for certain raw materials, parts and components. We cannot guarantee that we will be able to maintain appropriate supply arrangements with these suppliers or otherwise ensure access to raw materials, parts and components. In some cases this access may be affected by factors outside of our control and the control of our suppliers. Adverse financial conditions and natural disasters, such as the March 2011 earthquake and tsunami in Japan, have in the past caused, and could in the future cause, some of our suppliers to face severe financial hardship and disrupt our access to critical raw materials, parts and components. Any disruption or shortage in the supply of raw materials, parts and components could negatively impact our costs of production, our ability to fulfill orders and achieve growth in product sales and the profitability of our business.

Certain of our subsidiaries use a variety of raw materials in their businesses, including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium. The prices of these raw materials fluctuate and, at times in recent periods, prices have increased significantly in response to changing market conditions. We seek to manage this exposure, but we may not be successful in hedging these risks. Substantial increases in the prices for raw materials would increase our operating costs and could reduce profitability if the increased costs were not offset by changes in product prices.

Competitive activity, or failure by us to respond to actions by our competitors, could adversely affect our results of operations.    Substantially all of our revenues are generated in highly competitive sectors that include the production and distribution of agricultural and construction equipment, commercial vehicles, and related powertrain systems. We face competition from other international manufacturers and distributors of commercial vehicles in Europe, Asia and Latin America and from global, regional and local agricultural and construction equipment manufacturers, distributors and component suppliers in Europe, Asia, North America and Latin America. Certain of our global competitors have substantial resources and may be able to provide products and services at little or no profit or even at a loss to compete with certain of our product offerings. Aggressive pricing or other strategies pursued by competitors, unanticipated product or manufacturing delays or our failure to price our products competitively could adversely affect our business, results of operations and financial position. Additionally, there has been a trend towards consolidation in the trucks and construction equipment industry that has resulted in larger and potentially stronger competitors in those markets. The markets in which we compete are highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, customer service and financial services offered. Competition, particularly on pricing, has increased significantly in our areas of activity in recent years. Should we be unable to adapt effectively to external market conditions, this could have an adverse effect on our business prospects, earnings and/or financial position.

Costs of ongoing compliance with, or failure to comply with, environmental laws could have an adverse effect on our results of operations.    Our products and activities are subject to numerous local, national and international environmental laws, which are becoming increasingly stringent in many countries in which we operate. Such laws govern, among other things, products—with requirements on emissions of polluting gases, increased fuel efficiency and safety becoming increasingly strict—and industrial plants—with requirements for reduced emissions, treatment of waste and water and prohibitions on soil contamination also becoming increasingly strict. To comply with such laws, we invest considerable research and development resources and expect to continue to incur substantial costs in the future. Failure to comply with such laws would impact the products we sell and/or the markets in which such products are sold, which could adversely affect our financial position, results of operations and cash flows.

A decrease in government incentives may adversely affect our results.    Government initiatives that stimulate demand for products sold by us, such as changes in tax treatment or purchase incentives for new equipment, can substantially influence the timing and level of our revenues. The terms, size and duration of such government actions are unpredictable and outside of our control. Any adverse change in government policy relating to those initiatives could have a material adverse effect on our business prospects, operating results and/or financial position. For example, on December 31, 2013, the additional first-year “50% bonus” depreciation and increased expensing of property under the U.S. Internal Revenue Code section 179 expired. This could have an adverse effect on our business prospects in the U.S.

Our future performance depends on our ability to innovate and on market acceptance of new or existing products.    The success of our businesses depends on their ability to maintain or increase their market share in existing markets and to expand into new markets through the development of innovative, high-quality products that provide adequate profitability. In particular, the failure to develop and offer innovative products that compare favorably to those of our principal competitors in terms of price, quality, functionality and features, or delays in bringing strategic new products to market, or the inability to adequately protect our intellectual property rights, could result in reduced market share, which could have a material adverse effect on our business prospects, results of operations and/or financial position.

Our existing operations and expansion plans in emerging markets could entail significant risks.    Our ability to grow our businesses depends to an increasing degree on our ability to increase market share and operate profitably worldwide and in particular in emerging market countries, such as Brazil, Russia, India, China, Argentina, Turkey, Venezuela and South Africa. In addition, we could increase our use of suppliers located in such countries. Our implementation of these strategies will involve a significant investment of capital and other resources and entail various risks. For example, we may encounter difficulties in obtaining necessary governmental approvals in a timely manner. In addition, we may experience delays and incur significant costs in constructing facilities, establishing supply channels, and commencing manufacturing operations. Further, customers in these markets may not readily accept our products as opposed to products manufactured and commercialized by our competitors. The emerging market countries may also be subject to a greater degree of economic and political volatility that could adversely affect our financial position, results of operations and cash flows. The emerging market economies may also be subject to a further slowdown in gross domestic product expansion and/or be impacted by domestic currency volatility, potential hyperinflationary conditions and/or increase of public debt. For example, we are subject to the rules and regulations of the Venezuelan government concerning our ability to exchange cash or marketable securities denominated in Venezuelan bolivar into U.S. dollars. Under these regulations, the purchase and sale of foreign currency must be at official rates of exchange and such transactions are subject to volume restrictions. These regulations limit our ability to access and transfer liquidity out of Venezuela to meet funding requirements in other countries and also subject us to increased risk of devaluation or other foreign exchange losses. As of March 31, 2014, we have net monetary assets of $94.6 million at 10.7 Venezuelan bolivar exchange rate to U.S. dollar.

We are subject to extensive anti-corruption and antitrust laws and regulations.    Our worldwide operations must comply with all applicable laws, which include the U.S. Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act and other anti-corruption laws, as well as antitrust laws. Anti-corruption laws prohibit companies and their intermediaries from making improper payments or providing anything of value to improperly influence government officials or other persons for the purpose of obtaining or retaining a business advantage regardless of whether those practices are legal or culturally expected in a particular jurisdiction. Antitrust laws prohibit or limit various types of conduct, agreements or other arrangements adversely affecting market competition. Recently, there has been a substantial increase in the global enforcement of anti-corruption and antitrust laws. We are committed to ongoing compliance with all applicable laws, and have a compliance program in place designed to reduce the likelihood of potential violations of such laws. Violations of these laws could result in criminal or civil sanctions and an adverse effect on our reputation, business prospects, results of operations and/or financial position. See also “Item 4. Information on the Company—B. Business Overview—Legal Proceedings” and “Note 13: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2013 for information regarding the investigation being conducted by the European Commission into certain business practices of the leading manufacturers of commercial vehicles in relation to possible anti-competitive practices.

Risks associated with our defined benefit pension plans and other postretirement obligations.    At December 31, 2013, the funded status for our defined benefit pension, healthcare and other post-employment benefit plans was a deficit of $2,360 million. This amount included obligations of $2,219 million for plans that we are currently not required to fund. The funded status is subject to many factors, as discussed in “Item 5. Operating and Financial Review—A. Operating Results—Application of Critical Accounting Estimates” and “—Pension and Other Postretirement Benefits,” as well as “Note 11: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2013.

To the extent that our obligations under a plan are unfunded or underfunded, we will have to use cash flows from operations and other sources to pay our obligations as they become due. In addition, since the assets that currently fund these obligations are primarily invested in debt instruments and equity securities, the value of these assets is subject to changes due to market fluctuations. In recent years, these fluctuations have been significant and adverse and there is no assurance that they will not be significant and adverse in the future.

Dealer equipment sourcing and inventory management decisions could adversely affect our sales.    Our dealers carry inventories of finished products as part of ongoing operations and adjust those inventories based on their assessment of future sales opportunities. Dealers who carry other products that compete with our products may focus their inventory purchases and sales efforts on goods provided by other suppliers due to industry demand or profitability. Such inventory adjustments and sourcing decisions can adversely impact our sales, financial position and results of operations.

Adverse economic conditions could place a financial strain on our dealers and adversely affect our operating results.    Global economic conditions continue to place financial stress on many of our dealers. Dealer financial difficulties may impact their equipment sourcing and inventory management decisions, as well as their ability to provide services to their customers purchasing our equipment. Accordingly, additional financial strains on members of our dealer network resulting from current or future economic conditions could adversely impact our sales, financial position and results of operations.

We may not be able to realize anticipated benefits from any acquisitions and, further, challenges associated with strategic alliances may have an adverse impact on our results of operations.    A principal purpose of the Merger is to create a single class of liquid stock which, among other things, provides us with additional alternatives for funding future acquisitions and strategic alliances. We have engaged in the past, and may engage in the future, in mergers and acquisitions or enter into, expand or exit from strategic alliances which could involve risks that could prevent us from realizing the expected benefits of the transactions or the achievement of strategic objectives. Such risks include:

•	technological and product synergies, economies of scale and cost reductions not occurring as expected;

•	unexpected liabilities;

•	incompatibility in processes or systems;

•	unexpected changes in laws or regulations;

•	inability to retain key employees;

•	inability to source certain products;

•	increased financing costs and inability to fund such costs;

•	significant costs associated with terminating or modifying alliances; and

•	problems in retaining customers and integrating operations, services, personnel, and customer bases.

If problems or issues were to arise among the parties to one or more strategic alliances for managerial, financial, or other reasons, or if such strategic alliances or other relationships were terminated, our product lines, businesses, financial position, and results of operations could be adversely affected.

Risks associated with the termination of CNH Global’s strategic alliance with Kobelco Construction Machinery Co., Ltd.    Effective December 31, 2012, CNH Global and Kobelco Construction Machinery Co., Ltd. (“KCM”) terminated by mutual consent their global alliance (consisting of industrial arrangements and a number of jointly-owned companies) in the construction equipment business. The agreements regulating the dissolution of the alliance provide that, starting from January 1, 2013 until December 31, 2017, we will be entitled to purchase components and parts from KCM on a non-exclusive basis in order to continue to manufacture excavators based upon KCM’s technology in our plants. Moreover, starting from December 31, 2012, the territorial sales and marketing restrictions limiting the right of KCM to distribute its excavators in certain significant markets (such as the Americas and Europe) expired and similar restrictions which applied to our construction equipment activities expired in the Asia/Pacific region on July 31, 2013. While we expect a smooth transition with respect to implemented changes, commercial issues (such as, by way of example, the weakening of the distributorship network and the subsequent loss of market share) or industrial issues (such as, by way of example, difficulties in maintaining quality standards or inability to source certain components currently provided by KCM) in connection with the termination of the alliance might arise, which could have a material adverse effect upon our construction equipment product lines, construction equipment distribution network, financial position and results of operations.

Our business operations may be impacted by various types of claims, lawsuits, and other contingent obligations.    We are involved in various product liability, warranty, product performance, asbestos, personal injury, environmental claims and lawsuits, governmental investigations and other legal proceedings that arise in the ordinary course of our business. We estimate such potential claims and contingent liabilities and, where appropriate, record provisions to address these contingent liabilities. The ultimate outcome of these legal matters pending against us is uncertain, and although such legal matters are not expected individually to have a material adverse effect on our financial position or profitability, such legal matters could, in the aggregate, in the event of unfavorable resolutions thereof, have a material adverse effect on our consolidated financial position, cash flows, results of operations or profitability. Furthermore, we could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. In addition, while we maintain insurance coverage with respect to certain claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. See also “Note 13: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2013 for additional information.

The agricultural equipment industry is highly seasonal, which causes our results of operations and levels of working capital to fluctuate significantly.    Farmers traditionally purchase agricultural equipment in the spring and fall, the main planting and harvesting seasons. Our agricultural equipment business net sales and results of operations have historically been the highest in the second quarter, reflecting the spring selling season in the Northern hemisphere, and lowest in the third quarter, when many of our production facilities experience summer shut-down periods, especially in Europe. Our agricultural equipment production levels are based upon estimated retail demand. These estimates take into account the timing of dealer shipments, which occur in advance of retail demand, dealer inventory levels, the need to retool manufacturing facilities to produce new or different models and the efficient use of manpower and facilities. However, because we spread our production and wholesale shipments throughout the year, wholesale sales of agricultural equipment products in any given period may not necessarily reflect the timing of dealer orders and retail demand in that period.

Estimated retail demand may exceed or be exceeded by actual production capacity in any given calendar quarter because we spread production throughout the year. If retail demand is expected to exceed production capacity for a quarter, we may schedule higher production in anticipation of the expected retail demand. Often, we anticipate that spring selling season demand may exceed production capacity in that period and schedule higher production, and anticipate higher inventories and wholesale shipments to dealers in the first quarter of the year. As a result, our working capital and dealer inventories are generally at their highest levels during the February to May period and decline towards the end of the year, as both our and our dealers’ inventories are typically reduced.

To the extent our production levels (and timing) do not correspond to retail demand, we may have too much or too little inventory, which could have an adverse effect on our financial position and results of operations.

We have significant outstanding indebtedness, which may limit our ability to obtain additional funding and may limit our financial and operating flexibility.    As of December 31, 2013, we had an aggregate of $29,866 million (including $25,408 million relating to financial services activities) of consolidated gross indebtedness, and our equity was $4,955 million, including non-controlling interests. The extent of our indebtedness could have important consequences on our operations and financial results, including:

•	we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

•

we may need to use a portion of our projected future cash flow from operations to pay principal and interest on our indebtedness, which may reduce the amount of funds available to us for other purposes;

•	we may be more financially leveraged than some of our competitors, which could put us at a competitive disadvantage;

•	we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable to a downturn in general economic conditions; and

•	we may not be able to access the capital markets on favorable terms, which may adversely affect our ability to provide competitive retail and wholesale financing programs.

These risks are exacerbated by the ongoing volatility in the financial markets resulting from perceived strains on the finances and creditworthiness of several governments and financial institutions, particularly in the Eurozone.

Among the anticipated benefits of the Merger is the expected reduction in funding costs over time due to improved debt capital markets positioning of CNH Industrial. However, certain of the circumstances and risks described above may delay or reduce the expected cost savings from the future funding structures and the expected cost savings may not be achieved.

Restrictive covenants in our debt agreements could limit our financial and operating flexibility.    The indentures governing the majority of our outstanding public indebtedness and other credit agreements to which our subsidiaries are a party, contain typical covenants that restrict our ability to, among other things:

•	incur additional indebtedness;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	sell certain assets or merge with or into other companies;

•	use assets as security in other transactions; and

•	enter into sale and leaseback transactions.

Although we do not believe any of these covenants materially restrict our operations, a breach of one or more of the covenants could result in adverse consequences that could negatively impact our businesses, results of operations and financial position. These consequences may include the acceleration of amounts outstanding under certain of our credit facilities, triggering an obligation to redeem certain debt securities, termination of existing unused commitments by our lenders, refusal by our lenders to extend further credit under one or more of the facilities or to enter into new facilities or the lowering or modification of CNH Industrial’s credit ratings or those of one or more of its subsidiaries. See “Note 9: Debt” to our consolidated financial statements for the year ended December 31, 2013 for additional information.

Risks related to increased information technology security threats.    We rely upon information technology systems and networks in connection with a variety of business activities, and we collect and store sensitive data. Increased information technology security threats and more sophisticated computer crime, including advanced persistent threats, pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data.

In order to manage such risks, we implemented our information security system, an integrated set of policies, processes, methodologies, teams and technologies aimed at ensuring appropriate protection of our data. The information security system must be constantly aligned with evolving cyber threats scenarios in order for it to be effective. Recent security initiatives included in our information security roadmap concern product development data loss prevention, data classification (both structured and unstructured data) and laptop encryption. Actions are also in progress to increase our capability to prevent, detect, and react to malicious data leakage attempts.

Despite such efforts, a failure or breach in security could expose us and our customers, dealers and suppliers to risks of misuse of information or systems, the compromising of confidential information, manipulation and destruction of data, defective products, production downtimes and operations disruptions, which in turn could adversely affect our reputation, competitive position, businesses and results of operations. In addition, such breaches in security could result in litigation, regulatory action and potential liability, as well as higher operational and other costs of implementing further data protection measures.

The loss of members of senior management could have an adverse effect on our business.    Our success is largely dependent on the ability of our senior executives and other members of management to effectively manage our organization and individual areas of our business. The loss of any senior executive, manager or other key employee without an adequate replacement, or the inability to attract and retain new, qualified personnel could therefore have an adverse effect on our business prospects, results of operations and/or financial position.

Risks Related to Financial Services

We offer a wide range of financial services and products to dealers and customers. In particular, and by way of example, the principal financial services offered by the Agricultural Equipment and Construction Equipment businesses are represented by the retail financing for the purchase or lease of new and used agricultural and constructional equipment and wholesale financing to dealers, while the principal financial services offered by the Commercial Vehicles segment to customers are represented by lease and retail financing for the purchase of new and used vehicles.

In light of the above, the following risks associated with the financial services offered by us should be considered.

Credit risk

Fundamental to any organization that extends credit is the credit risk associated with its customers/borrowers. The creditworthiness of each customer, rates of delinquency and default, repossessions and net losses on loans to customers are impacted by many factors, including:

•	relevant industry and general economic conditions;

•	the availability of capital;

•	interest rates (and changes in the applicable rates);

•	the experience and skills of the customer’s management team;

•	commodity prices;

•	political events;

•	the weather; and

•	the value of the collateral securing the extension of credit.

Deterioration in the quality of our financial assets, an increase in delinquencies or defaults, or a reduction in collateral recovery rates could have an adverse impact on the performance of our financial services businesses. These risks become more acute in an economic slowdown or recession due to decreased demand for (or availability of) credit, declining asset values, changes in government subsidies, reductions in collateral to loan balance ratios, and an increase in delinquencies, defaults, insolvencies, foreclosures and losses. In such circumstances, our loan servicing and litigation costs may also increase. In addition, governments may pass laws, or implement regulations, that modify rights and obligations under existing agreements, or which prohibit or limit the exercise of contractual rights.

When loans default and our financial services business repossesses collateral securing the repayment of a loan, our ability to recover or mitigate losses by selling the collateral is subject to the current market value of such collateral. Those values are affected by levels of new and used inventory of agricultural and construction equipment, as well as commercial vehicles, on the market. They are also dependent upon the strength or weakness of market demand for new and used agricultural and construction equipment, as well as for commercial vehicles, which is affected by the strength of the general economy. In addition, repossessed collateral may be in poor condition, which would reduce its value. Finally, relative pricing of used equipment, compared with new equipment, can affect levels of market demand and the resale of repossessed equipment. An industry-wide decrease in demand for agricultural or construction equipment, as well as for commercial vehicles, could result in lower resale values for repossessed equipment, which could increase losses on loans and leases, adversely affecting our financial position and results of operations.

Funding Risk

Our financial services businesses have traditionally relied upon the asset-backed securitization (“ABS”) market and committed asset-backed facilities as a primary source of funding and liquidity. Access to funding at competitive rates is essential to our financial services business. From mid-2007 through 2009, events occurred in the global financial market, including the weakened financial condition of several major financial institutions, problems related to subprime mortgages and other financial assets, the devaluation of various assets in secondary markets, the forced sale of asset-backed and other securities by certain investors, and the lowering of ratings on certain ABS transactions, which caused a significant reduction in liquidity in the secondary market for ABS transactions outstanding at such time and a significant increase in funding costs. During these periods, conditions in the ABS market adversely affected our ability to sell receivables on a favorable or timely basis. Similar conditions in the future would have an adverse impact on our access to funding, financial position and results of operations. As our financial services business finances a significant portion of sales of our equipment, to the extent our financial services business is unable to access funding on acceptable terms, our sales of equipment would be negatively impacted.

To maintain competitiveness in the capital markets and to promote the efficient use of various funding sources, we added additional reserve support to certain of our previously-issued ABS transactions. Such optional support may, in the future, be required to maintain credit ratings assigned to transactions if loss experiences are higher than anticipated. The need to provide additional reserve support could have an adverse effect on our financial position, results of operations and cash flows.

Repurchase Risk

In connection with our ABS transactions, we make customary representations and warranties regarding the assets being securitized, as disclosed in the relevant offering documents. While no recourse provisions exist that allow holders of asset-backed securities issued by our ABS trusts to require us to repurchase those securities, a breach of these representations and warranties could give rise to an obligation to repurchase non-conforming receivables from the trusts. Any future repurchases could have an adverse effect on our financial position, results of operations and cash flows.

Regulatory Risk

The operations of our financial services business are subject, in certain instances, to supervision and regulation by various governmental authorities. These operations are also subject to various laws, as well as to judicial and administrative decisions and interpretations, imposing requirements and restrictions, which among other things:

•	regulate credit granting activities, including establishing licensing requirements;

•	establish maximum interest rates, finance and other charges;

•	regulate customers’ insurance coverage;

•	require disclosures to customers;

•	govern secured and unsecured transactions;

•	set collection, foreclosure, repossession and claims handling procedures and other trade practices;

•	prohibit discrimination in the extension of credit and administration of loans; and

•	regulate the use and reporting of information related to a borrower.

To the extent that applicable laws are amended or construed differently, new laws are adopted to expand the scope of regulation imposed upon such financial services businesses, or applicable laws prohibit interest rates we charge from rising to a level commensurate with risk and market conditions, such events could adversely affect Financial Services and our financial position and results of operations.

Potential Impact of the Dodd-Frank Act. The various requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), including the many implementing regulations yet to be released, may substantially affect the origination, servicing and securitization programs of our financial services business. For example, the Dodd-Frank Act strengthens the regulatory oversight of these securities and capital market activities by the SEC and increases the regulation of the ABS markets through, among other things, a mandated risk retention requirement for securitizers and a direction to the SEC to regulate credit rating agencies and adopt regulations governing these organizations. While we will continue to monitor these developments and their impact upon our access to the ABS market, these and future SEC regulations may impact our ability to engage in these activities or increase the effective cost of ABS transactions in the future, which could adversely affect our financial position, results of operations and cash flows.

Other Risks

CNH Industrial intends to operate in a manner to be treated as resident in the U.K. for tax purposes, but other tax authorities may treat CNH Industrial as being tax resident elsewhere.    CNH Industrial is not incorporated in the U.K.; therefore, in order to be resident in the U.K. for tax purposes CNH Industrial’s central management and control must be located (in whole or in part) in the U.K. The test of central management and control is largely a question of fact based on all the circumstances. Nevertheless, the decisions of the U.K. courts and the published practice of Her Majesty’s Revenue & Customs, or HMRC, suggest that CNH Industrial is likely to be regarded as having become U.K.-resident on this basis from the date of its incorporation and remaining so. This analysis is supported by the competent ruling referred to below. Even if CNH Industrial’s “central management and control” is in the U.K., it would not be treated as U.K.-resident if (a) CNH Industrial were concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) which has a double tax treaty with the U.K.; and (b) that tax treaty allocates exclusive residence to that other jurisdiction.

Even if CNH Industrial’s central management and control is in the U.K., CNH Industrial would normally be resident in The Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes because CNH Industrial is incorporated in The Netherlands. Nonetheless, the U.K. and Dutch competent authorities have agreed, following a mutual agreement procedure (as contemplated by The Netherlands-U.K. tax treaty), that CNH Industrial will be regarded as solely resident in the U.K. provided that CNH Industrial operates as planned and provides appropriate required evidence to the U.K. and Dutch competent tax authorities. If the facts upon which the competent authorities issued this ruling change over time, this ruling may be withdrawn and in that case The Netherlands may levy corporate income tax on CNH Industrial and impose withholding taxes on dividends distributed by CNH Industrial.

CNH Industrial’s residence for Italian tax purposes is also largely a question of fact based on all the circumstances. For Italian tax purposes, a rebuttable presumption of CNH Industrial’s residence in Italy may apply under Italian legislation. However, CNH Industrial has a management and organizational structure such that CNH Industrial should be deemed resident in the U.K. from the date of its incorporation for purposes of the Italy-U.K. tax treaty. Because this analysis is highly factual and may depend on future changes in CNH Industrial’s management and organizational structure, there can be no assurance that CNH Industrial’s determination of its tax residence will be respected by all relevant tax authorities. Should CNH Industrial be treated as an Italian tax resident, CNH Industrial would be subject to corporate income tax in Italy and may be required to comply with withholding tax on dividends and other distributions (currently at a withholding rate of 20%, subject to any benefits from double taxation treaties or other reliefs or exemptions that may be available to shareholders) and/or reporting obligations under Italian law, which could result in additional costs and expenses.

Our business may be affected by unfavorable weather conditions, climate change or natural disasters.    Poor, severe or unusual weather conditions caused by climate change or other factors, particularly during the planting and early growing season, can significantly affect the purchasing decisions of our agricultural equipment customers. The timing and quantity of rainfall are two of the most important factors in agricultural production. Insufficient levels of rain prevent farmers from planting crops or may cause growing crops to die, resulting in lower yields. Excessive rain or flooding can also prevent planting or harvesting from occurring at optimal times and may cause crop loss through increased disease or mold growth. Temperature affects the rate of growth, crop maturity, crop quality and yield. Temperatures outside normal ranges can cause crop failure or decreased yields, and may also affect disease incidence. Natural disasters such as floods, hurricanes, storms and droughts can have a negative impact on agricultural production. The resulting negative impact on farm income can strongly affect demand for our agricultural equipment in any given period.

In addition, natural disasters, pandemic illness, equipment failures, power outages or other unexpected events could result in physical damage to and complete or partial closure of one or more of our manufacturing facilities or distribution centers, temporary or long-term disruption in the supply of component products from some local and international suppliers, disruption in the transport of our products to dealers and customers and delay in delivery of products to distribution centers. In the event such events occur, our financial results might be negatively impacted. Existing insurance arrangements may not provide protection for all of the costs that may arise from such events.

Changes in demand for food and alternate energy sources could impact our revenues.    Changing worldwide demand for farm outputs to meet the world’s growing food and alternative energy demands, driven in part by government policies and a growing world population, are likely to result in fluctuating agricultural commodity prices, which directly affect sales of agricultural equipment. While higher commodity prices will benefit our crop producing agricultural equipment customers, higher commodity prices also result in greater feed costs for livestock and poultry producers, which in turn may result in lower levels of equipment purchased by these customers. Moreover, changing alternative energy demands may cause farmers to change the types or quantities of the crops they grow, with corresponding changes in equipment demands. Finally, changes in governmental policies regulating bio-fuel utilization could affect demand for our equipment and result in higher research and development costs related to equipment fuel standards.

We are subject to negative conditions in the financial markets and the cyclicality of the capital goods sector. More than other sectors, producers in the capital goods sector are subject to:

•

the condition of financial markets, in particular, the ability to access the ABS market and prevailing interest rates in that market. In North America, in particular, we make considerable use of ABS transactions to fund financing offered to dealers and customers. Adverse conditions in the financial markets, and the ABS market in particular, could have a significant impact on our business prospects, earnings and/or financial position;

•

cyclicality, which can cause sudden (and sometimes material) declines in demand, with negative effects on inventory levels and product pricing, both new and used. In general, demand in the capital goods sector is highly correlated to the economic cycle and can be subject to even greater levels of volatility.

CNH Industrial, as successor to Fiat Industrial, is jointly liable with Fiat, for certain obligations.    Fiat Industrial was formed as a result of the Demerger. CNH Industrial, as successor to Fiat Industrial, continues to be liable jointly with Fiat for any liabilities of Fiat that arose prior to effectiveness of the Demerger and that remained unsatisfied at the effective date of the Demerger in the event that Fiat fails to satisfy such liabilities. The statutory liability assumed by CNH Industrial is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until all the liabilities of Fiat existing as of the Demerger are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with Fiat in relation to tax liabilities, even if such liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. CNH Industrial estimates that the liabilities of Fiat that were outstanding as of December 31, 2013 for which CNH Industrial may be held jointly liable as described above in the event that Fiat fails to satisfy such obligations amounted to approximately $5.7 billion.

The loyalty voting structure may concentrate voting power in a small number of our shareholders and such concentration may increase over time.    A relatively large proportion of the voting power of CNH Industrial could be concentrated in a relatively small number of shareholders who would have significant influence over us. Exor S.p.A. has a voting interest in CNH Industrial of approximately 40%. See Item 7, “Major Shareholders and Related Party Transactions” for additional information.

The loyalty voting structure may affect the liquidity of our common shares and reduce our share price.    The loyalty voting structure could reduce the liquidity of our common shares and adversely affect the trading prices of our common shares. The loyalty voting structure is intended to reward shareholders for maintaining long-term share ownership by granting initial shareholders and persons holding shares continuously for at least three years at any time following the effectiveness of the Merger the option to elect to receive special voting shares. Special voting shares cannot be traded and, immediately prior to the transfer of our common shares in the CNH Industrial Loyalty Register, any corresponding special voting shares shall be transferred to CNH Industrial for no consideration (om niet). This loyalty voting structure is designed to encourage a stable shareholder base and, conversely, it may deter trading by those shareholders who are interested in gaining or retaining special voting shares. Therefore, the loyalty voting structure may reduce liquidity in our common shares and adversely affect their trading price.

The loyalty voting structure may prevent or frustrate attempts by our shareholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common shares may be lower as a result.    The provisions of our articles of association establishing the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of us, even if a change of control were considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting structure, a relatively large proportion of the voting power of our common shares could be concentrated in a relatively small number of shareholders who would have significant influence over us. Exor S.p.A. has a voting interest in CNH Industrial of approximately 40%. See Item 7, “Major Shareholders and Related Party Transactions” for additional information. Such shareholders participating in the loyalty voting structure could effectively prevent change of control transactions that may otherwise benefit our shareholders.

The loyalty voting structure may also prevent or discourage shareholders’ initiatives aimed at changes in our management.

Item 4.	Information on the Company

A. History and Development of the Company

CNH Industrial is the company formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial and its subsidiary CNH Global. CNH Industrial is incorporated in, and under the laws of, The Netherlands, with its principal office at Cranes Farm Road, Basildon, United Kingdom (telephone number: +44-1268-292468). CNH Industrial’s agent for U.S. federal securities law purposes is CNH Industrial America, LLC, Attn. General Counsel, 6900 Veterans Boulevard, Burr Ridge, Illinois 60527 (telephone number +1-630-887-2096).

The deeds of merger for the mergers of Fiat Industrial and CNH Global with and into CNH Industrial (the “Merger”) were executed, respectively, on September 27 and 28, 2013. The effective date of the Merger was on September 29, 2013. A primary objective of the Merger was to simplify the capital structure of Fiat Industrial (CNH Industrial subsequent to the Merger) by creating a single class of liquid stock listed on the NYSE and on the MTA. The principal steps in the Merger transaction were:

•	the cross-border merger of Fiat Netherlands Holding N.V. (“FNH”) with and into Fiat Industrial (the “FNH Merger”), which occurred on August 1, 2013;

•	the cross-border reverse merger of Fiat Industrial with and into FI CBM Holdings N.V. (now known as CNH Industrial) (the “FI Merger”); and

•	the Dutch merger of CNH Global with and into FI CBM Holdings N.V. (the “CNH Merger”).

All the companies (i.e., Fiat Industrial, FI CBM Holdings N.V. (now known as CNH Industrial), FNH and CNH Global) involved in the Merger were part of Fiat Industrial; in particular: (i) FNH was a wholly-owned direct subsidiary of Fiat Industrial; (ii) FI CBM Holdings N.V. (now known as CNH Industrial) was a wholly-owned direct subsidiary of Fiat Industrial; and (iii) CNH Global was an indirect subsidiary of Fiat Industrial (controlled through FNH which owned approximately 87% of CNH Global’s capital stock).

In connection with the FI Merger, Fiat Industrial shareholders received one newly allotted common share in CNH Industrial (having a nominal value of €0.01 each) for each ordinary share held in Fiat Industrial (having a nominal value of €1.57 each). In connection with the CNH Merger, CNH Global shareholders received 3.828 newly allotted CNH Industrial common shares (having a nominal value of €0.01 each) for each common share held in CNH Global (having a nominal value of €2.25 each).

In connection with the closing of the Merger, CNH Industrial issued 1,348,867,772 common shares which were allotted to Fiat Industrial and CNH Global shareholders on the basis of the established exchange ratios described above. CNH Industrial also issued special voting shares (non-tradable) which were allotted to eligible Fiat Industrial and CNH Global shareholders who maintained their ownership of the shares through the closing of the Merger and elected to receive special voting shares. On the basis of the requests received, CNH Industrial issued a total of 474,474,276 special voting shares in connection with the closing of the Merger. On September 30, 2013, CNH Industrial common shares began trading on the NYSE and the MTA. For information on our share capital, see “Item 10. Additional Information—B. Memorandum and Articles of Association.”

We make capital investments in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and increase capacity, and for maintenance and engineering. We continually analyze the allocation of our industrial resources, taking into account such things as relative currency values, existing and anticipated industry and product demand, the location of customers and suppliers, the cost of goods and labor, and plant utilization levels. See also “Item 4. Information on the Company—D. Property, Plant and Equipment” for additional information.

B. Business Overview

General

We are a leading global capital goods company engaged in the design, production, marketing, sale and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines and transmissions for those vehicles and engines for marine and power generation applications. We have industrial and financial services companies located in 44 countries and a commercial presence in approximately 190 countries around the world.

CNH Industrial has the following five operating segments:

Agricultural Equipment which designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe.

Construction Equipment which designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, telehandlers and trenchers. Construction equipment is sold under the New Holland Construction and Case Construction brands.

Commercial Vehicles which designs, produces and sells a full range of light, medium and heavy vehicles for the transportation and distribution of goods through the Iveco brand, commuter buses and touring coaches through the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment through Iveco Astra, and firefighting vehicles through the Magirus brand and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

Powertrain which designs, manufactures and offers a range of propulsion and transmission systems for on- and off-road applications, as well as engines for marine application and power generation through FPT Industrial brand.

Financial Services which offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Net revenues by segment in the years ended December 31, 2013, 2012 and 2011 were as follows:

	2013	2012	2011
	(in millions)
Revenues:
Agricultural Equipment	$16,763	$15,657	$14,183
Construction Equipment	3,258	3,770	3,876
Commercial Vehicles	11,278	11,081	12,960
Powertrain	4,412	3,764	4,491
Eliminations and other	(3,050)	(2,706)	(3,269)

Total net sales of Industrial Activities	32,661	31,566	32,241

Financial Services	1,679	1,698	1,564
Eliminations and other	(504)	(463)	(325)

Total Revenues	$33,836	$32,801	$33,480

Net revenues by region in the years ended December 31, 2013, 2012 and 2011 were as follows:

	2013		2012		2011
	(in millions)	(%)	(in millions)	(%)	(in millions)	(%)
Revenues:
EMEA	$14,212	42.0%	$13,834	42.2%	$14,967	44.7%
NAFTA	9,474	28.0	9,301	28.4	8,260	24.7
LATAM	6,422	19.0	5,427	16.5	6,206	18.5
APAC	3,728	11.0	4,239	12.9	4,047	12.1

Total Revenues	$33,836	100.0	$32,801	100.0	$33,480	100.0

Industry Overview

Agricultural Equipment

The operators of food, livestock and grain producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. The key factors influencing sales of agricultural equipment are the level of net farm income and, to a lesser extent, general economic conditions, interest rates and the availability of financing, government subsidies, and tax incentives. Net farm income is primarily impacted by the volume of acreage planted, commodity and/or livestock prices and stock levels, the impacts of fuel ethanol demand, crop yields, farm operating expenses (including fuel and fertilizer costs), fluctuations in currency exchange rates, and government subsidies. Farmers tend to postpone the purchase of equipment when the farm economy is declining and to increase their purchases when economic conditions improve. Weather conditions are a major determinant of crop yields and therefore also affect equipment buying decisions. In addition, geographical variations in weather from season to season may affect sales volumes differently in different markets. Government policies may affect the market for agricultural equipment by regulating the levels of acreage planted, with direct subsidies affecting specific commodity prices, or with other payments made directly to farmers. Global organization initiatives, such as those of the World Trade Organization, also can affect the market with demands for changes in governmental policies and practices regarding agricultural subsidies, tariffs and acceptance of genetically modified organisms such as seed, feed and animals.

Demand for agricultural equipment also varies seasonally by region and product, primarily due to differing climates and farming calendars. Peak retail demand for tractors and tillage machines typically occurs in March through June in the Northern hemisphere and in September through December in the Southern hemisphere. Dealers generally order harvesting equipment in the Northern hemisphere in the late fall and winter so they can receive inventory prior to the peak retail selling season, which generally extends from March through June. In the

Southern hemisphere, dealers generally order between August and October so they can receive inventory prior to the peak retail selling season, which extends from November through February. The production levels of Agricultural Equipment are based upon estimated retail demand which takes into account, among other things, the timing of dealer shipments (which occur in advance of retail demand), dealer and Company inventory levels, the need to retool manufacturing facilities to produce new or different models and the efficient use of manpower and facilities. Production levels are adjusted to reflect changes in estimated demand and dealer inventory levels. However, because production and wholesale shipments adjust throughout the year to take into account the factors described above, wholesale sales of agricultural equipment products in any given period may not reflect the timing of dealer orders and retail demand for that period.

Customer preferences regarding farming practices, and thus product types and features, vary by region. In North America, Australia and other areas where soil conditions, climate, economic factors and population density, as well as genetically modified organism production, allow for intensive mechanized agriculture, farmers demand high capacity, sophisticated machines equipped with the most advanced technology. In Europe, where farms are generally smaller in size than those in North America and Australia, there is greater demand for somewhat smaller, yet equally sophisticated, machines. In the developing regions of the world where labor is more abundant and infrastructure, soil conditions and/or climate are not conducive to intensive agriculture, customers generally prefer simple, robust and durable machines with relatively lower acquisition and operating costs. In many developing countries, tractors are the primary, if not the sole, type of agricultural equipment used, and much of the agricultural work in such countries that cannot be performed by tractors is carried out by hand. A growing number of part-time farmers, hobby farmers and customers engaged in landscaping, municipality and park maintenance, golf course and roadside mowing in Western Europe and North America also prefer relatively simple, low-cost agricultural equipment. Agricultural Equipment’s position as a geographically diversified manufacturer of agricultural equipment and its broad geographic network of dealers allows it to provide customers in each significant market with equipment that meets their specific requirements.

Major trends in the North American and Western European agricultural industries include a reduction in number but growth in size of farms, supporting increased demand for higher capacity agricultural equipment. In addition, the use of technology and other precision farming solutions to increase crop yield is becoming more established. In Latin America and in other emerging markets, the number of farms is growing and mechanization is replacing manual labor. Government subsidies (including crop insurance) are a key income driver for farmers growing certain commodity crops in the United States and Western Europe. The level of government support can range from 10% to over 30% of the annual income for these farmers in years of low global commodity prices or natural disasters. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The effect of these subsidies on agricultural equipment demand depends to a large extent on the U.S. Farm Bill and programs administered by the United States Department of Agriculture, the Common Agricultural Policy of the European Union and World Trade Organization negotiations. Additionally, the Brazilian government subsidizes the purchase of agricultural equipment through low-rate financing programs administered by BNDES. In Argentina, subsidized financing is granted by Banco de la Nacion. These programs have a significant influence on sales.

Global demand for renewable fuels increased considerably in recent years driven by consumer preference, government renewable fuel mandates, renewable fuel tax and production incentives. Biofuels, which include fuels such as ethanol and biodiesel, have become one of the most prevalent types of renewable fuels. The primary type of biofuel supported by government mandates and incentives varies somewhat by region. North America and Brazil are promoting ethanol first and then biodiesel, while Europe is primarily focused on biodiesel.

The demand for biofuels has created an associated demand for agriculturally based feedstocks which are used to produce biofuels. Currently, most of the ethanol in the U.S. and Europe is extracted from corn, while in Brazil it is extracted from sugar cane. Biodiesel is typically extracted from soybeans and rapeseed oil in the U.S. and Brazil, and from rapeseed and other oil seeds as well as food waste by-products in Europe. The use of corn and soybeans for biofuel has been one of the main factors impacting the supply and demand relationships for these crops, resulting in higher crop prices. The economic feasibility of biofuels is significantly impacted by the price of oil. As the price of oil rises, biofuels become a more attractive alternative energy source. Although oil prices temporarily declined during 2009, oil prices generally continued to escalate through 2010, 2011 and 2012 and leveled in 2013, continuing to make biofuels an attractive alternative energy source. This relationship will, however, be impacted by government policy and mandates as governments around the world consider ways to combat global warming and avoid potential energy resource issues in the future.

The increase in crop production for biofuels has also driven changes in the type of crops grown and in crop rotations. The most significant change in U.S. crop production was the increase in acreage devoted to corn, typically using land previously planted with soybeans and cotton. In addition, a change in crop rotation resulted in more acres of corn being planted. As a result, agricultural producers are faced with new challenges for managing crop residues and are changing the type of equipment they use and how they use it.

Construction Equipment

The construction equipment market consists of two principal businesses: heavy construction equipment (excluding the mining and the specialized forestry equipment markets in which we do not participate), with equipment generally weighing more than 12 metric tons, and light construction equipment, with equipment generally weighing less than 12 metric tons.

In developed markets, customers tend to prefer more sophisticated machines equipped with the latest technology and features to improve operator productivity. In developing markets, customers tend to prefer equipment that is relatively less costly and has greater perceived durability. In North America and Europe, where the cost of machine operators is higher relative to fuel costs and machine depreciation, customers typically emphasize productivity, performance and reliability. In other markets, where the relative costs for machine operators is lower, customers often continue to use equipment after its performance and efficiency have begun to diminish.

Customer demand for power and operating capacity does not vary significantly from market to market. However, in many countries, restrictions on equipment weight or dimensions, as well as road regulations or job site constraints can limit demand for larger machines.

Heavy Construction Equipment

Heavy construction equipment typically includes large wheel loaders and excavators, graders and dozers. Purchasers of heavy construction equipment include construction companies, municipalities, local governments, rental fleet owners, quarrying and mining companies, waste management companies and forestry-related concerns.

Sales of heavy construction equipment depend particularly on the expected volume of major infrastructure construction and repair projects such as highway, tunnel, dam and harbor projects, which depend on government spending and economic growth. Demand for aggregate mining and quarrying equipment is more closely linked to the general economy and commodity prices, while growing demand for environmental equipment is becoming less sensitive to the economic cycle. In North America, a portion of heavy equipment demand has historically been linked to the development of new housing subdivisions, where the entire infrastructure needs to be created, thus linking demand for both heavy and light construction equipment. The heavy equipment industry generally follows macroeconomic cyclicality, linked to growth in gross domestic product.

Light Construction Equipment

Light construction equipment includes skid-steer loaders, backhoe loaders and small wheel loaders and excavators, and telehandlers. Purchasers of light construction equipment include contractors, residential builders, utilities, road construction companies, rental fleet owners, landscapers, logistics companies and farmers. The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which is influenced by interest rates and the availability of financing. Other major factors include the construction of light infrastructure, such as utilities, cabling and piping and maintenance expenditures. The principal use of light construction equipment is to replace relatively high-cost, slower manual work. Product demand in the United States and Europe has generally mirrored housing starts, but with lags of six to twelve months. In areas where labor is abundant and the cost of labor is inexpensive relative to other inputs, such as in Africa and Latin America, the light construction equipment market is generally smaller. These regions represent potential areas of growth for light construction equipment in the medium to long-term as labor costs rise relative to the cost of equipment.

Equipment rental is a significant element of the construction equipment market. Compared to the United Kingdom and Japan, where there is an established market for long-term equipment rentals as a result of favorable tax treatment, the rental market in North America and Western Europe (except for U.K.) consists mainly of short-term rentals of light construction equipment to individuals or small contractors for which the purchase of equipment is not cost effective or that need specialized equipment for specific jobs. In North America, the main rental product has traditionally been the backhoe loader and, in Western Europe, it has been the mini-excavator. As the market has evolved, a greater variety of light and heavy equipment products have become available to rent. In addition, rental companies have allowed contractors to rent machines for longer periods instead of purchasing the equipment, enabling contractors to complete specific job requirements with greater flexibility and cost control. Large national rental companies can significantly impact the construction equipment market, with purchase volumes being driven by their decisions to increase or decrease the sizes of their rental fleets based on rental utilization rates.

As noted above, seasonal demand for construction equipment fluctuates somewhat less than for agricultural equipment. Nevertheless, in North America and Western Europe, housing construction generally slows during the winter months. North American and European industry retail demand for construction equipment is generally strongest in the second and fourth quarters.

In markets outside of North America, Western Europe and Japan, equipment demand may also be partially satisfied by importing used equipment. Used heavy construction equipment from North America may fulfill demand in the Latin American market and equipment from Western Europe may be sold to Central and Eastern European, North African and Middle Eastern markets. Used heavy and light equipment from Japan is mostly sold to other Southeast Asian markets, while used excavators from Japan are sold to almost every other market in the world. This flow of used equipment is highly influenced by exchange rates, the weight and dimensions of the equipment and the different local regulations in terms of safety and/or engine emissions.

The construction equipment industry has seen an increase in the use of hydraulic excavators and wheel loaders in earth-moving and material handling applications. In addition, the light equipment sector has grown as more manual labor is being replaced on construction sites by machines with a variety of attachments for specialized applications, such as skid steer loaders, mini-crawler excavators and telehandlers. Finally, the Chinese construction equipment market has grown significantly in recent years and is now the largest market.

General economic conditions, infrastructure spending rates, housing starts, commercial construction and governmental policies on taxes, spending on roads, utilities and construction projects can have a dramatic effect on sales of construction equipment.

Commercial Vehicles

The world truck market is generally divided into three segments: light (gross vehicle weight (“GVW”) up to 6 metric tons), medium (GVW 6 to 16 metric tons) and heavy (GVW of 16 metric tons and above). The technologies and production systems utilized in the heavy and medium segments of the market require more specialized engineering than those used in the light segment of the market (which has many engineering and design characteristics in common with the automobile industry). In addition, operators of heavy trucks often require vehicles with a higher degree of customization than the more standardized products that serve the light and medium commercial vehicle market. Customers generally purchase heavy trucks for one of three primary uses: long distance haulage, construction haulage and/or distribution.

The regional variation in demand for commercial vehicles is influenced by differing economic conditions, levels of infrastructure development and geographical region, all of which lead to differing transport requirements.

Medium and heavy truck demand tends to be closely aligned with the general economic cycle and the capital investment cycle, particularly in more developed markets such as Europe, North America and Japan, as economic growth provides increased demand for haulage services and an incentive for transporters to invest in higher capacity vehicles and renew vehicle fleets. The product life cycle for medium and heavy trucks typically covers a seven to ten-year period.

Although economic cycles have a significant influence on demand for medium and heavy vehicles in emerging economies, the processes of industrialization and infrastructure development have generally driven long-term growth trends in these countries. As a country’s economy becomes more industrialized and its infrastructure develops, transport requirements tend to grow in response to increases in production and consumption. Developing economies, however, tend to display volatility in short-term demand resulting from government intervention, changes in the availability of financial resources and protectionist trade policies. In developing markets, demand for medium and heavy trucks increases when it becomes more cost-effective to transport heavier loads, especially as the infrastructure—primarily roads and bridges—becomes capable of supporting heavier trucks. At the same time, distribution requirements tend to grow in these markets, resulting in increased demand for light vehicles.

Industry forecasts indicate that transportation of goods by road, currently the predominant mode of transport, will remain so in the future. Demand for services and service-related products, including parts, is a function of the number of vehicles in use. Although the demand for new commercial vehicles tends to decrease during periods of economic stagnation or recession, the after-sales market is historically less volatile than the new vehicle market and, therefore, helps limit the impact of declines in new vehicle sales on the operating results of full-line manufacturers, such as the Commercial Vehicles segment.

Commercial vehicles markets are subject to intense competition based on initial sales price, cost and performance of vehicles over their life cycle (i.e., purchase price, operating and maintenance costs and residual value of the vehicle at the end of its useful life), services and service-related products and the availability of financing options. High reliability and low variable costs contribute to customer profitability over the life of the vehicle, and are important factors in an operator’s purchase decision. Additional competitive factors include the manufacturer’s ability to address customer transport requirements, driver safety, comfort and brand loyalty through the vehicle design.

Buses

The global bus market is organized by missions, from city and intercity transport to tourism purposes, with a capacity ranging from seven up to 150 seating/standing passengers. The Iveco Bus (previously Iveco Irisbus) target market includes urban, intercity buses and long-distance touring coaches. Operators in this market include three types of manufacturers: those specialized in providing chassis to bodybuilders, those that build bodies on chassis produced by third parties, and those like Iveco Bus that produce the entire vehicle.

Deregulation and privatization of transport services in many markets has favored concentration towards large private companies operating in one country, in more than one neighboring country or at an international level. Demand has increased for highly standardized, high-use products for large fleets, with financing and maintenance agreements or kilometric pricing. Deregulation and privatization have also increased competition between large transport service companies, raising the level of vehicle use and increasing the choice of brands for operators in the sector.

Sales for urban and intercity buses are generally higher in the second half of the year, due to public entities budgeting process, tender rules and buses production lead time.

Powertrain

The dynamics of the industrial powertrain business vary across the different market segments in which the various propulsion systems are used, and in many cases are particularly influenced by engine emission requirements. For vehicle and equipment applications, product development is driven by regulatory factors (i.e., legislation on emissions and, increasingly, CO2 emissions), as well as the need to reduce total operating costs. This, in turn, translates into customers seeking more efficient propulsion systems that enable lower total cost of ownership and higher productivity.

For on-road applications in fully developed markets, where economy and infrastructure drive demand for local and haulage transportation, light duty engines (below 3.9 liters) and heavy duty engines (above 8 liters in displacement) constitute the majority of demand, while medium engines (3.9-8 liters in displacement) cover the majority of needs in developing markets. Demand for heavy engines is driven by general economic conditions, capital investment, industrialization and infrastructure developments.

In the bus market, engine demand is increasingly influenced by the environmental policies of governments and local authorities (i.e., requirements for natural gas and hybrid solutions).

For the off-road market, engines in the 50 hp to 300 hp output range are dominant in all major markets worldwide, with demand for high-power engines predominantly in the European and U.S markets. Demand for off-road applications in the construction business is driven by general economic factors and the level of public investment in infrastructure, which affects the need for replacement of old equipment and investment in more innovative solutions to boost productivity. The demand for off-road applications in the agricultural business is affected by similar drivers as the construction business, and is in addition dependent on the level of net farm income.

The on-road market has some minimal local fluctuation during the year, tempered by the geographical distribution of Powertrain’s customer base, while the off-road market usually has a seasonal decline between November and January.

Competition

The industries in which we operate are highly competitive. We believe we have a number of competitive strengths that will enable us to improve our position in markets where we are already well established while we direct additional resources to markets and products with high growth potential.

Both Agricultural Equipment and Construction Equipment compete with: (i) large global full-line suppliers with a presence in every market and a broad range of products that cover most customer needs, (ii) manufacturers who are product specialists focused on particular industry segments on either a global or regional basis, (iii) regional full-line manufacturers, some of which are expanding worldwide to build a global presence, and (iv) local, low-cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.

The competitive strengths of Agricultural Equipment and Construction Equipment include well-recognized brands, a full range of competitive products, a strong global presence and distribution network, and dedicated financial services capabilities. There are multiple factors which influence a buyer’s choice of agricultural and construction equipment. These factors include the strength and quality of the distribution network, brand loyalty, product features and performance, availability of a full product range, the quality and pricing of products, technological innovations, product availability, financing terms, parts and warranty programs, resale value and customer service and satisfaction. The two segments continually seek to improve in each of these areas, but focus primarily on providing high-quality and high-value agricultural and construction equipment products and supporting those products through their dealer networks. In both the agricultural and construction equipment industries, buyers tend to favor brands based on experience with the product and the dealer. Customers’ perceptions of product value in terms of productivity, reliability, resale value and dealer support are formed over many years.

The efficiency of the manufacturing, logistic and scheduling systems of Agricultural Equipment and Construction Equipment are dependent on forecasts of industry volumes and their anticipated share of industry sales, which is predicated on their ability to compete successfully with others in the marketplace. The segments compete on the basis of product performance, customer service, quality and price. The environment remains competitive from a pricing standpoint, but actions taken to maintain their competitive position in the current difficult economic environment could result in lower than anticipated price realization.

In the commercial vehicles business, factors that influence a customer’s decision to buy a vehicle include product, parts and after-sales service availability, which is supported by the depth of the distribution network; price, features and performance of products; brand loyalty; technological innovations; availability and terms of financing; and resale value. The ability to meet or exceed applicable vehicle emissions standards as they take effect is also a key competitive factor, particularly in those markets where such standards are the subject of frequent legislative or regulatory scrutiny and change, such as Europe and North America.

Commercial Vehicles competes on the basis of product features and performance, customer service, quality and price. We believe that Commercial Vehicles’s competitive strengths include well-recognized brands, competitively priced products, technological innovations, a strong distribution and customer service network and dedicated financing for customers and dealers.

In the powertrain business, product competition is driven to a significant extent by developments in emission regulations in the various markets in which Powertrain’s products are used.

Our principal competitors in the agricultural equipment market are John Deere, AGCO (including the Massey Ferguson, Fendt, Valtra and Challenger brands), Claas, the Argo Group (including the Landini, McCormick and Valpadana brands), the Same Deutz Fahr Group (including the Same, Lamborghini, Hurlimann and Deutz brands) and Kubota.

Our principal competitors in the construction equipment market are Caterpillar, Komatsu, JCB, Hitachi, Volvo, Terex, Liebherr, Doosan and John Deere.

In the commercial vehicles business, the Iveco brand principally competes with major manufacturers that have similar product offerings such as: Daimler (including the Mercedes-Benz, Mitsubishi Fuso, Freightliner, Western Star and Bharat-Benz (India) brands), MAN, Paccar (including the DAF, Kenworth, Ken Mex and Peterbilt brands), Scania, and the Volvo Group (including the Volvo, Renault, MACK and UD Trucks brands). In the bus business, Iveco Bus and Heuliez Bus’ main competitors are Daimler Buses (Mercedes-Benz and Setra brands), Volvo Bus Corporation, MAN (MAN and Neoplan brands) and Scania. In the firefighting business, Magirus’ principal competitor worldwide is Rosenbauer International AG. Iveco Defence Vehicles’ principal competitors are Rheinmetall, Oshkosh, Navistar, Nexter, General Dynamics, BAE Systems for defense; Mercedes Benz, and MAN in the trucks business. In the heavy duty equipment business, Iveco and Iveco Astra’s principal competitors are Caterpillar and the Volvo Group.

The principal competitors of Powertrain include Cummins, Deutz, Perkins (part of the Caterpillar group), John Deere, Volvo Penta, Weichai, and Isuzu.

Products and Markets

Agricultural Equipment

The product lines of Agricultural Equipment are sold primarily under the Case IH and New Holland brands and under the Steyr brand in Europe. In order to capitalize on customer loyalty to dealers and the segment’s brands, relative distribution strengths and historical brand identities, the segment will continue to use the Case IH (and Steyr for tractors in Europe only) and New Holland brands. We believe that these brands enjoy high levels of brand identification and loyalty among both customers and dealers.

Although newer generation tractors have a high percentage of common mechanical components, each brand and product remains differentiated by features, color, interior and exterior styling and model designation. Flagship products such as row crop tractors and large combine harvesters may have significantly greater differentiation.

Distinctive features that are specific to a particular brand such as the Supersteer® axle for New Holland, the Case IH tracked four wheel drive tractor, Quadtrac®, and front axle mounted hitch for Steyr remain an important part of each brand’s unique identity.

The Agricultural Equipment business product lines include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, tillage equipment and sprayers. The Agricultural Equipment business also specializes in other key market segments like cotton picker packagers and sugar cane harvesters, where Case IH is a worldwide leader, and in self-propelled grape harvesters, where New Holland is a worldwide leader. These brands each offer parts and support services for all of their product lines. Our agricultural equipment is sold with a limited warranty that typically runs from one (1) to three (3) years.

Construction Equipment

Construction Equipment’s product lines are sold primarily under the Case and New Holland Construction brands. Case provides a wide range of products on a global scale, including a crawler excavator that utilizes technology from Sumitomo Construction Machinery. The New Holland Construction brand family also markets a full product line of construction equipment in most regions.

The Construction Equipment products often share common components to achieve economies of scale in manufacturing, purchasing and development. Construction Equipment differentiates these products based on the relative product value and volume in areas such as technology, design concept, productivity, product serviceability, color and styling to preserve the unique identity of each brand.

Heavy construction equipment product lines include crawler and wheeled excavators, wheel loaders, graders and dozers for all applications. Light construction equipment product lines include backhoe loaders, skid steer and tracked loaders, mini and midi excavators, compact wheel loaders and telehandlers. These brands each offer parts and support services for all of their product lines. Our construction equipment is generally sold with a limited warranty that typically runs from one (1) to two (2) years.

Effective December 31, 2012 the initial term of our global alliance with KCM and Kobe Steel Ltd (“KSL”) expired and we entered a new phase of non-exclusive licensing and supply agreements. Subject to the terms of existing agreements, we continue to manufacture excavators, based on current Kobelco technology, in our plants and purchase select models of whole goods from KCM as well as component parts and will be able to do so until at least December 31, 2017. With the end of the initial term of the global alliance, we sold our 20% ownership interest in KCM to KSL and unwound the co-ownership with KCM of certain companies formed in connection with the global alliance. In addition, the territory and marketing restrictions in the Americas and EMEA expired on December 31, 2012 and such restrictions expired in Asia Pacific on July 31, 2013. We continue to evaluate our Construction Equipment business with a view toward increasing efficiencies and profitability as well as evaluating its strategic alliances to leverage its position in key markets.

Commercial Vehicles

Trucks and Commercial Vehicles (Iveco)

Under the Iveco brand, we produce a series of light, medium and heavy transport vehicles for urban, intercity and off-road use. Light vehicles include on-road vans and chassis cabs used for short and medium distance transportation and distribution of goods, as well as off-road trucks for use in quarries and other work sites. We also offer shuttle vehicles used by public transportation authorities, tourist operators, hotels and sports clubs and campers for holiday travel.

The medium and heavy vehicles product lines include on-road chassis cabs designed for medium and long distance hauling and distribution. Medium GVW off-road models are typically used for building roads, winter road maintenance, construction, transportation, maintenance of power lines and other installations in off-road areas, civil protection and roadside emergency service. Heavy GVW off-road models are designed to operate in any climate and on any terrain and are typically used to transport construction plant and materials, transport and mix concrete, maintain roads in winter and transport exceptionally heavy loads.

The key players in our product line-up are the Daily with GVW available from 2.8 to 7 tons, the Eurocargo from 6 to 16 tons, the Trakker (dedicated to off-road missions) and the Stralis, both over 16 tons.

We offer ecological diesel and natural gas engines on our entire range of vehicles, developing engines with specific components and configurations optimized for use with compressed natural gas (“CNG”) and liquefied natural gas (“LNG”).

Buses (Iveco Bus and Heuliez Bus)

Under the Iveco Bus and Heuliez Bus brands, we offer local and inter-city commuter buses, minibuses, school buses and tourism coaches. Iveco Bus is one of the major European manufactures in the passenger transport sector and is steadily expanding its activities globally. Heuliez Bus produces city buses for public transportation and is a leader in France for the urban bus market.

Specialty Vehicles (Magirus, Iveco Astra and Iveco Defence Vehicles)

Under the Magirus brand, we manufacture vehicles designed to respond to natural disasters and civil emergencies, such as fires, floods, earthquakes and explosions. Iveco Astra builds vehicles that can enter the most inaccessible quarries and mines and move large quantities of material, such as rock or mud, and perform heavy-duty tasks in extreme climatic conditions. Our product range for Iveco Astra includes mining and construction vehicles, rigid and articulated dump trucks and other special vehicles. Iveco Defence Vehicles develops and manufactures specialized vehicles for defense missions and civil protection. The Lince, Iveco’s flagship armored vehicle, and the Freccia, a medium-weight armored vehicle, are sold to armed forces around the world.

Powertrain

Powertrain is dedicated to the design, development, manufacture and sale of engines, transmissions and axles under the FPT Industrial brand.

Our product range is extensive, featuring engines ranging from 2.2 to 20 liters with an output of 15 to 1,006 hp. Our product portfolio includes engines for buses and for light, medium and heavy commercial vehicles, engines for industrial machinery including construction, agricultural and irrigation equipment, engines for special-purpose vehicles and engines for power generation units and marine applications. The range is completed by engine versions which use alternative fuels, including those running on natural gas and engines compatible with biodiesel up to 20%.

To meet the increasingly strict emission regulations for both on-road (Euro VI and EPA 13) and off-road vehicles (Stage IV and Tier 4B), Powertrain’s technological solutions strive to provide enhanced results in terms of cost, packaging and fuel consumption for each segment of the market. For example, Powertrain offers an external exhaust gas recirculation system combined with a diesel particulate filter for engines up to 205 hp for application on light commercial vehicles. For heavy-duty commercial applications, Powertrain has developed a high efficiency selective catalyst reduction system (HI-eSCR), which processes exhaust gases using a catalyzing liquid, lowering operating and maintenance costs. This unique SCR-only solution is capable of meeting required emissions levels without the cost and bulk of an exhaust gas recirculation valve, and, in particular, for the off-road market, this solution is maintenance-free (no diesel particulate filter).

Additionally, Powertrain produces a wide range of manual transmissions for light commercial vehicles, having either five or six gears, and ranging from 320 to 500 Nm. The segment boasts an extensive range of axle products to meet all customer requirements, including axle products for commercial vehicles, such as the Daily, and axle products for heavy mining, construction and special vehicles (military and fire-fighting) designed by our Commercial Vehicles segment.

Sales and Distribution

Agricultural Equipment and Construction Equipment

Agricultural Equipment and Construction Equipment businesses sell and distribute products through approximately 9,400 full-line dealers and distributors in approximately 170 countries. Agricultural Equipment and Construction Equipment dealers are almost all independently owned and operated. Dealers typically sell either agricultural or construction equipment, although some dealers sell both. Construction Equipment dealers tend to be fewer in number and larger in size than Agricultural Equipment dealers. In the United States, Canada, Mexico, most of Western Europe, Brazil and Australia, we generally distribute our products through the independent dealer network. In the rest of the world, we generally sell our products to independent distributors who then resell them to dealers, in order to take advantage of their knowledge of the market and minimize marketing costs.

Consistent with our brand promotion program, we generally seek to have dealers sell a full range of our products (such as tractors, combines, hay and forage equipment, crop production equipment and parts). Typically, greater market penetration is achieved where each dealer sells the full line of products from only one of the brands. Although appointing dealers to sell more than one brand of equipment we manufacture is not part of our business model, some joint dealers exist, either for historic reasons or in limited markets where it is not feasible to have a separate dealer for each brand. In some cases, dealerships are operated under common ownership but with separate points of sale for each brand.

Exclusive, dedicated dealers generally provide a higher level of market penetration. Some dealers in the United States, Germany and Australia may sell more than one brand of equipment, including models manufactured by our competitors. Elsewhere, dealers generally do not sell products that compete with our products, but may sell complementary products manufactured by other suppliers in order to complete their product offerings, or where there was a historical relationship with another product line that existed before that product was available through us, or to satisfy local demand for a particular specialty product.

A strong dealer network with wide geographic coverage is a critical element in the success of our Agricultural Equipment and Construction Equipment businesses. We work to enhance our dealer networks through the expansion of our product lines and customer services, including enhanced financial services offerings, and an increased focus on dealer support. To assist dealers in building rewarding relationships with their customers, focused customer satisfaction programs were introduced and are expected to incorporate customer input into the relevant product development and service delivery processes.

As the equipment rental business becomes a more significant factor in both agricultural and construction equipment markets, the Agricultural Equipment and Construction Equipment businesses are continuing to support their dealer network by facilitating sales of equipment to the local, regional and national rental companies through their dealers as well as by encouraging dealers to develop their own rental activities. A strong dealer service network is required to maintain the rental equipment and to help ensure that the equipment remains at peak performance levels both during its life as rental equipment and afterward when resold into the used equipment market. The Agricultural Equipment and Construction Equipment businesses have launched several programs to support their dealer service and rental operations, including training, improved dealer standards, financing, and advertising. As the rental market is a capital-intensive sector and sensitive to cyclical variations, the Agricultural Equipment and Construction Equipment businesses expand such activities gradually, with special attention to managing the resale of rental units into the used equipment market by their dealers, who can utilize this opportunity to improve their customer base and generate additional parts and services business.

We believe that it is generally more cost-effective to distribute our agricultural and construction equipment products through independent dealers, although we maintain a limited number of company-owned dealerships in some markets. As of December 31, 2013, Agricultural Equipment and Construction Equipment operated a total of 12 company-owned dealerships, primarily in North America and Europe. The Agricultural Equipment and Construction Equipment businesses also operate a selective dealer development program in territories with growth potential but underdeveloped representation by our agricultural and construction equipment brands that typically involve a transfer of ownership to a qualified operator through a buy-out or private investment after a few years.

Commercial Vehicles

Commercial Vehicles’ worldwide distribution strategy is based on a network of independent dealers, in addition to its own dealerships and branches, aimed at providing high quality service combined with a widespread local presence. As of December 31, 2013, Commercial Vehicles had 688 dealers globally (of which 20 were directly owned by us and 11 were branches), including 303 in Western Europe, 83 in Eastern Europe, 117 in Africa and the Middle East, 65 in Latin America and 120 in the Asia-Pacific region. 532 of those dealers sell commercial vehicles, 97 sell buses and 59 sell special vehicles. All of these dealers sell spare parts for the relevant vehicles. Commercial Vehicles bolsters its distribution strategy by offering incentives to its dealers based on target achievements for sales of new vehicles and parts and providing high quality after-sales services.

Continuous strengthening of the sales network is a key element of Commercial Vehicles growth strategy. In Western Europe, Eastern Europe and Latin America, continued consolidation of the distribution network is aimed at improving service to customers, increasing profitability and reducing overall distribution costs. In Africa and the Middle East, the distribution network is being expanded in order to fully exploit growth in these markets.

In the United Kingdom, the segment is one of the few OEMs that sells commercial vehicles to companies which offer commercial vehicle rental solutions, such as Ryder, Fraikin and Burntree, among others.

In accordance with European legislation, Commercial Vehicles dealers’ distribution contracts cover a specific reference area (but without any exclusivity in terms of territory) and contain qualitative standards. Under the existing contracts, according to applicable law, Commercial Vehicles dealers are allowed to carry multiple brands, even if, as matter of fact, the corporate identity of such dealer is 100% the Commercial Vehicles brands.

Powertrain

Powertrain provides propulsion solution products for our Agricultural Equipment, Construction Equipment and Commercial Vehicles businesses. Additionally, Powertrain’s commercial strategy and business model are focused on the development of a portfolio of medium-to-large OEM customers. Powertrain has entered into long-term supply agreements with Claas, Perkins, Komatsu, Tigercat, Merlo, Carraro, LS Mtron, Argo Tractors and Dieci for off-road applications; Daimler-Fuso, VDL, Ford, Tata, Daewoo, Hyundai Motors and Karsan for on-road applications; and Generac, Himoinsa and Greenpower for power generation applications.

Powertrain has a network of 100 sales points and 1,300 service centers in 100 countries that cover its entire product range and related market sectors. Large OEMs use their own internal networks to obtain parts and services for purchased equipment, while small OEMs frequently rely on us for delivery of parts and services through Powertrain’s worldwide network.

Parts and Services

The quality and timely availability of parts and services are important competitive factors for each of our businesses, as they are significant elements in overall dealer and customer satisfaction and important considerations in a customer’s original equipment purchase decision. We supply parts, many of which are proprietary, to support items in the current product line as well as for products we have sold in the past. In certain markets, we also offer personalized after-sales customer assistance programs which provide a wide range of modular and flexible maintenance and repair contracts, as well as warranty extension services, to meet a variety of customers’ needs and to support the vehicle’s value over time. Many of our products sold can have economically productive lives of up to 20 years when properly maintained, and each unit sold has the potential to produce a long-term parts and services revenue stream for us and our dealers.

As of December 31, 2013, we operated and administered 57 parts depots worldwide either directly, through a joint venture, or through arrangements with warehouse service providers. This network includes 11 parts depots in NAFTA, 20 in EMEA, 5 in LATAM, and 21 in APAC. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Our parts depots and parts delivery systems provide customers with access to substantially all of the parts required to support our products.

In December 2009, we formed a 50/50 joint venture, CNH Reman LLC, with a third party for full-scale remanufacturing and service operations in the United States. CNH Reman LLC primarily remanufactures engine, engine components, driveline, hydraulic, rotating electrical and electronic products. The joint venture is focused on serving the North American agricultural and construction equipment industries. Remanufacturing is a way to support sustainable development and gives customers the opportunity to purchase high quality replacement assemblies and components at reduced prices.

As of December 31, 2013, Commercial Vehicles had 4,800 service outlets (approximately 2,000 of which were in Europe). In addition to Commercial Vehicles standard one-year full vehicle warranty and two-year powertrain warranty, which are extended in certain jurisdictions including the United Kingdom and Germany to match competitors’ practices, Commercial Vehicles offers personalized after-sales customer assistance programs under its Elements program which provides a wide range of modular and flexible maintenance and repair contracts as well as warranty extension services to meet a variety of customers’ needs and to support the vehicle’s value over time. Elements maintenance and repair contracts are typically for a period of three to five years and subject to a mileage cap.

Joint Ventures

As part of a strategy to enter and expand in new markets, we are also involved in several commercial and/or manufacturing joint ventures, including the following:

•	in Japan, we own 50% of New Holland HFT Japan Inc. (“HFT”), which distributes its products in Japan. HFT imports and sells the full range of New Holland agricultural equipment;

•	in Pakistan, we own 43% of Al Ghazi Tractors Ltd., which manufactures and distributes New Holland tractors;

•	in Turkey, we own 37% of Turk Traktor ve Ziraat Makineleri A.S., which manufactures and distributes various models of both New Holland and Case IH tractors;

•

in Mexico, we own 50% of CNH de Mexico S.A. de C.V., which manufactures New Holland agricultural equipment and distributes equipment for all of Agricultural Equipment major brands through one or more of its wholly-owned subsidiaries.

•	in China, we own 50% of Naveco (Nanjing Iveco Motor Co.) Ltd, a well-established player in the Chinese light and medium truck and commercial vehicle market.

•	in China, we own 33.5% SAIC Iveco Hongyan Commercial Vehicle (SIH), which designs, produces and sells heavy vehicles; and

•

in China, we control 60% of SAIC Fiat Powertrain Hongyan Ltd (“SFH”), a manufacturing company located in Chongqing: 30% directly through Powertrain, with a 50/50 joint venture between Commercial Vehicles and SAIC group owning another 60%. SFH produces diesel engines under license from Powertrain to be sold in the Chinese market (mainly to SIH) and to be exported to Europe, the U.S. and Latin America.

In December 2013, we acquired full ownership of CNH-Kamaz Industrial B.V. and CNH-Kamaz Commercial B.V., two consolidated joint ventures formed in 2010 in Russia that, through their wholly-owned subsidiaries, manufacture, distribute and service certain New Holland agricultural and construction equipment for the Russian market. We owned 50% of CNH-Kamaz Industrial B.V. and 51% of CNH-Kamaz Commercial B.V. before the transaction.

In October 2013, we established a joint venture (in which we hold a 60% share) with the LARIMAR Group, a leading South African public transport operator and bus manufacturer, named Iveco South Africa Works (Pty) Ltd. This joint venture will manufacture, medium and heavy duty commercial vehicles and buses in Rosslyn, South Africa.

Suppliers

We purchase materials, parts, and components from third-party suppliers. We had approximately 6,150 global direct suppliers to our manufacturing facilities at December 31, 2013. Our focus on quality improvement, cost reduction, product innovation and production flexibility requires us to rely upon suppliers with a focus on quality, reliability and the ability to provide cost reductions. We view our relationships with suppliers as critical to our operational effectiveness, and in recent years, we have established closer ties with a significantly reduced number of suppliers, selecting those that enjoy a leading position in the relevant markets.

Management believes that adequate supplies and alternate sources of our principal raw materials are available and does not believe that the prices of these raw materials are especially volatile at this time.

We rely on numerous suppliers. The sudden or unexpected interruption in the availability of certain of our suppliers’ raw materials, parts and components could result in delays or in increases in the costs of production.

Financial Services

Financial Services offers a range of financial products and services to dealers and customers in the various regions in which it operates. The principal products offered are retail financing for the purchase or lease of new and used equipment and vehicles and wholesale financing to dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to purchase and maintain a representative inventory of products. Financial Services also provides financing to dealers for equipment used in dealer owned rental yards, parts inventory, working capital and other financing needs. Additionally, Financial Services purchases equipment and vehicles from dealers that are leased to retail customers under operating lease agreements. As a captive finance business, Financial Services is reliant on the operations of Agricultural Equipment, Construction Equipment and Commercial Vehicles, their dealers, and customers.

Financial Services supports the growth of Industrial Activities sales and builds dealer and customer loyalty. Financial Services’ strategy is to grow a core financing business to support the sale of our equipment and vehicles by improving its portfolio credit quality, service levels, operational effectiveness and customer satisfaction. The segment works to develop and structure financial products with the objective of increasing equipment and vehicle sales as well as profitability. Financial Services also offers products to finance third party equipment and vehicles sold through our dealer network or within our core businesses. Financed third party equipment and vehicles include used equipment and vehicles taken in trade on our products or equipment used in conjunction with or attached to our products.

In North America, Financial Services’ activity is carried out through our wholly-owned financial services companies that support sales through dealer and customer financing, as well as operating leases.

In Europe, customer financing for customers of Agricultural Equipment and Construction Equipment is primarily managed through CNH Industrial Capital Europe S.a.S. (the former CNH Capital Europe), a joint venture with BNP Paribas Group (49.9% owned by CNH Industrial N.V. and accounted for under the equity method) that operates in Italy, France, Germany, Belgium, The Netherlands, Luxembourg, the U.K., Spain and Austria. Vendor programs with banking partners are also in place in France, Portugal, Denmark and Poland. Dealer financing and customer financing activities not managed by the joint venture with BNP Paribas or the vendor programs are managed through our captive financial services subsidiaries.

In January, 2014, CNH Industrial and BNP Paribas reached an agreement to extend the joint-venture services to CNH Industrial’s Commercial Vehicles business in Italy, Germany, France, the United Kingdom and other major European markets. As a result of this increase in scope, CNH Industrial Capital Europe is now the captive finance company for all our current businesses in major European countries.

In Brazil, our captive financial services company Banco CNH Capital S.A. offers both dealer and customer financing for customers of Agricultural Equipment and Construction Equipment. For customer financing, the company mainly serves as intermediary for funding provided by the Banco Nacional de Desenvolvimento Economico e Social (BNDES), a federally-owned company connected to the Brazilian Ministry of Development, Industry and Foreign Trade. Vendor programs offered jointly with banking partners are also in place.

In Australia, Agricultural Equipment and Construction Equipment offer dealer and end-customer financing through a captive financial services company.

In China and Latin America, financial services were historically provided to dealers and customers of Commercial Vehicles through the Fiat Group. However, starting from January 2014, financial services for the dealers and customers in Latin America are provided directly by Banco CNH Capital.

In Spain, financial services related to the Commercial Vehicles business are managed through Transolver Finance Establecimiento Financiero de Credito S.A., a joint venture with the Santander Group (50% owned by CNH Industrial N.V. and accounted for under the equity method) which offers retail and dealer financing services.

In Eastern Europe, financial services for customers of Commercial Vehicles are managed by fully-consolidated captive financial services companies.

Customer Financing

Financial Services has certain retail underwriting and portfolio management policies and procedures that are specific to the Agricultural Equipment, Construction Equipment and Commercial Vehicles businesses. This distinction allows the segment to reduce risk by deploying industry-specific expertise in each of these businesses. We provide retail financial products primarily through our dealers, who are trained in the use of the various financial products. Dedicated credit analysis teams perform retail credit underwriting. The terms for financing equipment and vehicle retail sales (other than smaller items financed with unsecured revolving charge accounts) typically provide for retention of a security interest in the equipment or vehicles financed.

Financial Services guidelines for minimum down payments for equipment and vehicles generally range from 5% to 30% of the actual sales price, depending on equipment types, repayment terms and customer credit quality. Finance charges are sometimes waived for specified periods or reduced on certain equipment sold or leased in advance of the season of use or in connection with other sales promotions. Financial Services generally receives compensation from the applicable Industrial Activities businesses equal to a competitive interest rate for periods during which finance charges are waived or reduced on the retail notes or leases. The cost is accounted for as a deduction in arriving at net sales for the applicable Industrial Activities businesses.

Dealer Financing

Financial Services provides wholesale floor plan financing for nearly all of our dealers, which allows them to acquire and maintain a representative inventory of products. Financial Services also provides some working capital and real estate loans on a limited basis. For floor plan financing, Financial Services generally provides a fixed period of “interest free” financing to their dealers. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of sales seasonality. After the “interest-free” period, if the equipment or vehicles remain in dealer inventory, the dealer pays interest costs. Financial Services generally receives compensation from the applicable Industrial Activities business equal to a competitive interest rate for the “interest-free” period.

A wholesale underwriting group reviews dealer financial information and payment performance to establish credit lines for each dealer. In setting these credit lines, Financial Services seeks to meet the reasonable requirements of each dealer while managing its exposure to any one dealer. The credit lines are secured by the equipment or vehicles financed. Dealer credit agreements generally include a requirement to repay the particular loan at the time of the retail sale. Financial Services employees or third-party contractors conduct periodic stock audits at each dealership to confirm that the financed equipment or vehicle is still in inventory. These audits are unannounced and the frequency of these audits varies by dealer and depends on the dealer’s financial strength, payment history and prior performance.

Sources of Funding

The long-term profitability of Financial Services’ activities largely depends on the cyclical nature of the industries our Industrial Activities operate in, interest rate volatility and the ability to access funding on competitive terms. Financial Services funds its operations and lending activity through a combination of term receivable securitizations, committed asset-backed and unsecured facilities, secured and unsecured borrowings asset sales, affiliated financing and retained earnings. We will continue to evaluate alternative funding sources to help ensure that Financial Services maintains access to capital on favorable terms in support of its business, including through new funding arrangements, joint venture opportunities, vendor programs or a combination of the foregoing.

Financial Services has periodically accessed the public financial markets and asset-backed securities markets in the United States, Canada and Australia, as part of its wholesale, retail and revolving charge account financing programs when those markets offer funding opportunities on competitive terms. The segment’s ability to access these markets will depend, in part, upon general economic conditions, legislative changes and the segment’s financial condition and portfolio performance. These factors can be negatively affected by cyclical swings in the industries in which our Industrial Activities operate.

In December 2013, as scheduled, Financial Services repaid the residual debt under the secured financing provided by Barclays in 2012, at the end of its joint venture. The repayment was financed by new secured borrowings.

Competition

The financial services industry is highly competitive. Financial Services competes primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon the financial products and services offered, customer service, financial terms and interest rates charged. Financial Services’ ability to compete successfully depends upon, among other things, the availability and competitiveness of funding resources, the development of competitive financial products and services, and licensing or other governmental regulations.

Legal Proceedings

As a global company with a diverse business portfolio, we are exposed to numerous legal risks, particularly in the areas of product liability (including asbestos-related liability), product performance, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. The most significant of these matters are described in “Note 13: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2013.

The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect our financial position and results of operations. Although the ultimate outcome of legal matters pending against us and our subsidiaries cannot be predicted, management believes the reasonable possible range of losses for these unresolved legal actions in addition to the amounts accrued would not have a material effect on our financial statements.

Since January 2011, Iveco (now the Commercial Vehicles segment), together with certain of its competitors, has been subject to an investigation being conducted by the European Commission into certain business practices of the leading manufacturers of commercial vehicles in the European Union in relation to possible anti-competitive practices. It is not possible at the present moment to predict when and in what way these investigations will be concluded.

C. Organizational Structure

CNH Industrial is the company formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial and its subsidiary CNH Global. The deeds of merger for the mergers of Fiat Industrial and CNH Global with and into CNH Industrial (the “Merger”) were executed, respectively, on September 27 and 28, 2013. The effective date of the Merger was September 29, 2013. A primary objective of the Merger was to simplify the capital structure of Fiat Industrial (CNH Industrial subsequent to the Merger) by creating a single class of liquid stock listed on the NYSE and on the MTA. The principal steps in the Merger were:

•	the cross-border merger of Fiat Netherlands Holding N.V. (“FNH”) with and into Fiat Industrial (the “FNH Merger”), which occurred on August 1, 2013;

•	the cross-border reverse merger of Fiat Industrial with and into FI CBM Holdings N.V. (now known as CNH Industrial) (the “FI Merger”); and

•	the Dutch merger of CNH Global with and into FI CBM Holdings N.V. (the “CNH Merger”).

All the companies (i.e., Fiat Industrial, FI CBM Holdings N.V. (now known as CNH Industrial), FNH and CNH Global) involved in the Merger were part of Fiat Industrial; in particular: (i) FNH was a wholly-owned direct subsidiary of Fiat Industrial; (ii) FI CBM Holdings N.V. (now known as CNH Industrial) was a wholly-owned direct subsidiary of Fiat Industrial; and (iii) CNH Global was an indirect subsidiary of Fiat Industrial (controlled through FNH which owned approximately 87% of CNH Global’s capital stock).

In connection with the FI Merger, Fiat Industrial shareholders received one newly allotted common share in CNH Industrial (having a nominal value of €0.01 each) for each ordinary share held in Fiat Industrial (having a nominal value of €1.57 each). In connection with the CNH Merger, CNH Global shareholders received 3.828 newly allotted CNH Industrial common shares (having a nominal value of €0.01 each) for each common share held in CNH Global (having a nominal value of €2.25 each).

In connection with the closing of the Merger, CNH Industrial issued 1,348,867,772 common shares which were allotted to Fiat Industrial and CNH Global shareholders on the basis of the established exchange ratios described above. CNH Industrial also issued special voting shares (non-tradable) which were allotted to eligible Fiat Industrial and CNH Global shareholders who maintained their ownership of the shares through the closing of the Merger and elected to receive special voting shares. On the basis of the requests received, CNH Industrial issued a total of 474,474,276 special voting shares in connection with the closing of the Merger. On September 30, 2013, CNH Industrial common shares began trading on the NYSE and the MTA. For information on our share capital, see “Item 10. Additional Information—B. Memorandum and Articles of Association.”

A listing of our significant directly and indirectly owned subsidiaries as of December 31, 2013, is set forth in an exhibit to this annual report on Form 20-F.

D. Property, Plant and Equipment

As of December 31, 2013, we owned 62 manufacturing facilities. We also own other significant properties including spare parts centers, research laboratories, test tracks, warehouses and office buildings.

A number of our manufacturing facilities (land and industrial buildings) are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. This indebtedness equaled approximately $101 million and $88 million at December 31, 2013 and 2012, respectively.

We make capital investments in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and improve capacity, and for maintenance and engineering. In 2013, our total capital expenditures in long-lived assets, excluding assets sold with buy-back commitments and equipment on operating leases, were $1,227 million of which 15% was spent in NAFTA, 18% in LATAM, and 56% in EMEA and 11% in APAC. These capital expenditures were funded through a combination of cash generated from operating activities and borrowings under short-term facilities. In 2012, our total capital expenditures were $1,048 million.

The following table provides information about our significant manufacturing and engineering facilities as of December 31, 2013:

Location	Primary Functions	Approximate Covered Area (Sqm/ 000)
Italy

S. Mauro	Excavators; R&D center	57
Modena	Components (Agricultural Equipment and Construction Equipment)	102
S. Matteo	R&D center (Agricultural Equipment)	51
Jesi	Tractors	77
Lecce	Construction Equipment; R&D center	130
Piacenza	Special purpose vehicles; R&D center	63
Brescia	Medium vehicles, cabs, chassis; R&D center	275
Suzzara	Light vehicles; R&D center	157
Brescia	Firefighting vehicles; R&D center	28
Bolzano	Defense vehicles; R&D center	81
Pregnana Milanese	Diesel engines	31
Torino	R&D center (Commercial Vehicles)	100
Torino	R&D center (Powertrain)	28
Torino	Diesel engines	142
Torino	Production of transmissions and axles	239
Foggia	Diesel engines; drive shafts	151
United States
New Holland	Agricultural Equipment; R&D center	104
Grand Island	Agricultural Equipment and combines	128
Benson	Sprayers, cotton pickers; R&D center	41
Burlington	Backhoe loaders, forklift trucks; R&D center	91
Fargo	Tractors, wheeled loaders; R&D center	88
Goodfield	Soil management equipment; R&D center	39
Racine	Tractors, transmissions	105
Mt. Joy	R&D center (Agricultural Equipment)	11
Wichita	Skid steer loaders; R&D center	46
Burr Ridge (Hinsdale)	R&D center (Agricultural Equipment and Construction Equipment)	43
Calhoun	Crawler excavators, dozers; R&D center	31
Burr Ridge	R&D center (Diesel engine)	1
France
Coex	Grape Harvesters; R&D center	26
Croix	Cabins (Agricultural Equipment)	12
Tracy-Le-Mont	Hydraulic cylinders (Agricultural Equipment and Construction Equipment)	16
Annonay	Buses; R&D center	137
Venissieux	R&D center (Commercial Vehicles)	11
Rorthais	Buses; R&D center	29
Fourchambault	Engines	22
Bourbon Lancy	Diesel engines; R&D center	102
Fecamp	Diesel engines	25
Brazil
Belo Horizonte	Construction Equipment; R&D center	70
Curitiba	Combines and tractors; R&D center	103
Piracicaba	Sugar cane harvesters; R&D center	12
Sorocaba	Crawler loaders, backhoe loaders, excavators, Agricultural Equipment	160
Sete Lagoas	Heavy and light vehicles, defense vehicles; R&D center	128
Sete Lagoas	Engines; R&D center	14
Germany
Berlin	Construction Equipment; R&D center	59
Ulm	Firefighting vehicles; R&D center	35
Ulm	R&D center	144
Argentina
Cordoba	Diesel Engines	20
Ferreira	Production of trucks and buses	44
Cordoba	Agricultural Equipment—Tractors	30
Belgium
Antwerp	Components (Agricultural Equipment)	79
Zedelgem	Combines, agricultural equipment; R&D center	159
Spain
Madrid	Heavy vehicles; R&D center	165
Valladolid	Light vehicles	74
China
Harbin	Tractors, balers; R&D center	7
Shanghai	Tractors, Components; R&D center	68
Chongqing	Diesel Engine; R&D centers	76

Location	Primary Functions	Approximate Covered Area (Sqm/ 000)
India
Pithampur	Backhoe Loaders, Earth Compactors	29
New Delhi	Tractors; R&D center	82
Others
Basildon (U.K.)	Tractors; R&D center	129
Plock (Poland)	Combines; R&D center	95
Saskatoon (Canada)	Agricultural Equipment (sprayers, seeders); R&D Center	61
Dandenong (Australia)	Production of trucks; R&D center	37
St. Valentin (Austria)	Tractors; R&D center	56
Vysoke Myto (Czech Republic)	Production of buses; R&D center	121
Queretaro (Mexico)	Components (Agricultural Equipment and Construction Equipment)	15
Naberezhnye Chelny (Russia)	Agricultural Equipment	50
La Victoria (Venezuela)	Assembly of light and heavy vehicles and buses	56
Arbon (Switzerland)	R&D of Diesel Engines	6

Environmental Matters

We manufacture and sell our products and offer our services in several continents and numerous countries around the world. Our manufacturing facilities are subject to a variety of laws designed to protect the environment, particularly with respect to solid and liquid wastes, air emissions, energy usage and water consumption. The vehicles that we manufacture, and the engines that power them, must also comply with extensive regional (e.g., European Union), national and local laws and regulations, industry self-regulations (e.g., those of the European Automobile Manufacturers Association–ACEA), including those that regulate vehicle safety, end-of-life vehicles, emissions and noise. We regularly monitor such requirements and adjust affected operations.

Our expenditure on environmental protection measures totaled approximately $49 million in 2013 (5% over 2012) and included: $31 million on waste disposal and emissions treatment and $18 million for prevention and environmental management.

For further information, see “Note 13—Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2013 as well as “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operations—Costs of ongoing compliance with, or failure to comply with, environmental laws could have an adverse effect on our results of operations.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review

The discussion in “Item 5. Operating and Financial Review” should be read in conjunction with our consolidated financial statements for the years ended December 31, 2013, 2012 and 2011.

The results presented in this annual report are prepared with the U.S. dollar as the reporting currency and in accordance with U.S. GAAP and for the period on and after September 29, 2013, reflect the Merger between Fiat Industrial and CNH Global completed on that date. The Merger had no impact on the consolidated activities of the former Fiat Industrial and therefore the results presented in this annual report relating to the period before the closing date of the Merger represent the results of Fiat Industrial prepared under U.S. GAAP. However, starting from September 29, 2013, the closing date of the Merger, net profit and net equity that previously would have been attributed to the ex-CNH Global minority shareholders are included in the profit and net equity attributable to owners of the parent. Prior to the Merger, Fiat Industrial prepared its financial statements under IFRS. For information on a reconciliation from IFRS to U.S. GAAP, see “Note 20: IFRS to U.S. GAAP Reconciliation” to our consolidated financial statements for the year ended December 31, 2013. Additional information on the Merger and related accounting impacts is provided in the notes to our consolidated financial statements.

This discussion includes forward-looking statements, which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. See the Safe Harbor Statement beginning on page 70 and “Item 3. Key Information—D. Risk Factors” for a discussion of risks and uncertainties facing us.

Overview

We are a leading global capital goods company engaged in the design, production, marketing, sale and financing of agricultural equipment, construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and civil protection, as well as engines and transmissions for those equipment and vehicles and engines for marine and power generation applications.

Following the Merger, the Company has realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, (ii) Construction Equipment, (iii) Commercial Vehicles, (iv) Powertrain, and (v) Financial Services. Segment information for prior years has been recast to conform to the current year’s presentation. Our Industrial Activities include the Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments.

We generate revenues and cash flows principally from the sale of equipment and vehicles to dealers and distributors. Financial Services provides a range of financial products focused on the finance of sales and leases of equipment and vehicles by dealers and their customers.

Revenues of Industrial Activities are presented net of discounts, allowances, settlement discounts and rebates, as well as costs for sales incentive programs, determined on the basis of historical costs, country by country, and charged against profit for the period in which the corresponding sales are recognized. Our sales incentive programs include the granting of retail financing at discounts to market interest rates. The corresponding cost to the Industrial Activities is recognized at the time of the initial sale and the revenues on Financial Services are recognized on a pro rata basis in order to match the cost of funding.

Principal Factors Affecting Results

Our operating performance is highly correlated to sales volumes, which are influenced by several different factors that vary across our segments.

For Agricultural Equipment, the key factors influencing sales are the level of net farm income which is influenced by commodity prices, and, to a lesser extent, general economic conditions, interest rates and the availability of financing. Variations by region and product are also attributable to differences in typical climate and farming calendars, as well as extraordinary weather conditions. For additional discussion regarding the principal factors affecting results for Agricultural Equipment, see “Item 4. Information on the Company—B. Business Overview—Industry Overview—Agricultural Equipment.”

For Construction Equipment, segmentation varies by regional market: in developed markets, demand is oriented toward more sophisticated machines that boost operator productivity, while in developing markets, demand is oriented toward more utilitarian models with greater perceived durability. Sales levels for heavy construction equipment are particularly dependent on the expected level of major infrastructure construction and repair projects, which is a function of expected economic growth and government spending. For light construction equipment, the principal factor influencing demand is the level of residential and commercial construction, remodeling and renovation, which is influenced in turn by interest rates and availability of financing, as well as, in the residential sector, levels of disposable incomes and, in the commercial sector, the broader economic cycle. For additional discussion regarding the principal factors affecting results for Construction Equipment, see “Item 4. Information on the Company—B. Business Overview—Industry Overview—Construction Equipment.”

Regional variations in demand for commercial vehicles are influenced by differences in economic conditions, levels of infrastructure development and physical geography, all of which lead to differing transport requirements. Demand for medium and heavy trucks tends to be closely aligned with the economic and capital investment cycle, particularly in more developed markets. In developing countries, the processes of industrialization and infrastructure development generally drive long-term growth trends. Growth in local distribution requirements influences increases in demand for light vehicles. In the short term, however, demand for light vehicles is closely correlated to the level of economic activity which drives levels of vehicle utilization and, accordingly, the need for new vehicles. For additional discussion regarding the principal factors affecting results for Commercial Vehicles, see “Item 4. Information on the Company—B. Business Overview—Industry Overview—Commercial Vehicles.”

The industrial powertrain business is, naturally, highly dependent on the market segments in which its propulsion systems are used, with developments in engine emissions regulations playing a significant role. For vehicle applications, product development is driven by regulatory considerations, as well as the need of customers to reduce operating costs. For additional discussion regarding the principal factors affecting results for Powertrain see “Item 4. Information on the Company—B. Business Overview—Industry Overview—Powertrain.”

Demand for services and service-related products, including parts, is a function of the number of vehicles in use and the nature and extent of their use. The after-sales market is historically less volatile than the new vehicle market and, therefore, helps reduce the impact on operating results of fluctuations in new vehicle sales.

Our segments (or our principal businesses) have a different geographic mix. As a result, the performance of Agricultural Equipment and Construction Equipment correlates more closely to the U.S. economic cycle, while the performance of Commercial Vehicles is more directly tied to the European economic cycle.

Our cost base principally comprises the cost of raw materials and personnel costs.

Raw material costs are closely linked to commodities markets and largely outside of our control, although we are making a targeted effort to increase production efficiencies. Historically, we have been able to pass on to our customers most of the increase in the cost of raw materials through increases in product pricing. Nevertheless, even when we are able to do so, there is usually a time lag between an increase in materials cost and a realized increase in product prices and, accordingly, our results are typically adversely affected at least in the short term until price increases are accepted in the market.

Personnel costs change over time reflecting clauses in collective bargaining agreements, inflation and average number of employees. A significant proportion of our employees are based in countries where labor laws impose significant restrictions on employers’ rights and, accordingly, we have limited ability to downsize our personnel in response to a decrease in production during periods of market downturn.

Our results are also affected by changes in foreign exchange rates from period to period, mainly due to the difference in geographic distribution between our manufacturing activities and our commercial activities, resulting in cash flows from exports denominated in currencies that differ from those associated with production costs. In addition, our consolidated financial statements are expressed in U.S. dollars and are therefore subject to movements in exchange rates upon translation of the financial statements of subsidiaries whose functional currency is not the U.S. dollar. Generally, a strengthening of the euro against the U.S. dollar benefits the consolidated results of CNH Industrial because a significant portion of our revenues arise from European operations, particularly the operations of Agricultural Equipment. The reverse occurs with a weakening of the euro against the U.S. dollar. For additional information regarding the effect on us of changes in interest rates and exchange rates, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operations—We are subject to exchange rate fluctuations, interest rate changes and other market risks.”

Non-GAAP Financial Measures

We monitor our operations through the use of several non-GAAP financial measures: i) Operating Profit of Industrial Activities and Financial Services, ii) Trading Profit, iii) Net Debt and Net Debt of Industrial Activities, and iv) revenues on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the reader’s ability to assess our financial performance and financial position. They provide us with measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate.

These financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP.

Operating Profit

Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses.

Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

Trading Profit under IFRS

Trading Profit derived from financial information prepared in accordance with IFRS, is the internal financial measure management uses to assess the performance of operating segments. Trading Profit is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, and noncontrolling interests.

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)

We provide the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in our consolidated balance sheets.

Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using the Net Debt of Industrial Activities.

Revenues on a Constant Currency Basis

We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year average exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

A. Operating Results

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Note 22—Supplemental Information” to our consolidated financial statements for the year ended December 31, 2013, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Industrial Activities include the Financial Services business on the equity basis of accounting. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.

2013 Compared to 2012

Consolidated Results of Operations

	2013	2012
	(in millions)
Revenues:
Net sales	$32,632	$31,529
Finance and interest income	1,204	1,272

Total Revenues	33,836	32,801

Costs and Expenses:
Cost of goods sold	26,551	25,569
Selling, general and administrative expenses	3,094	3,036
Research and development expenses	1,222	1,129
Restructuring expenses	71	231
Interest expense	1,196	1,209
Other, net	328	280

Total Costs and Expenses	32,462	31,454

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,374	1,347

Income taxes	(671)	(564)
Equity in income of unconsolidated subsidiaries and affiliates	125	93

Net income	828	876

Net income attributable to noncontrolling interests	151	120

Net income attributable to CNH Industrial N.V.	$677	$756

Revenues

We recorded revenues of $33,836 million in 2013, an increase of 3.2% compared to 2012 (+4.3% on a constant currency basis), with strong revenue growth for Agricultural Equipment and Powertrain more than offsetting the declines for Construction Equipment. Agricultural Equipment reported net revenues of $16,763 million for 2013, a 7.1% increase over 2012 due to solid global demand for our products in all regions except APAC. Construction Equipment reported net revenues of $3,258 million, a 13.6% decrease from 2012 as continued weakness in other geographic regions was only partially offset by strength in LATAM. Commercial Vehicles posted revenues of $11,278 million for 2013, a 1.8% increase over 2012, with a modest recovery in demand in Europe, largely due to the Euro V pre-buy effect concentrated in the fourth quarter of 2013, and a significant increase in LATAM being largely offset by negative market mix and decreasing activity for parts and services business. Powertrain reported revenues of $4,412 million for 2013, a 17.2% increase compared with 2012, primarily attributable to higher volumes of engines sold to internal and external customers. Financial Services reported revenues of $1,679 million, down 1.1% over 2012.

Cost of Goods Sold

Cost of goods sold were $26,551 million in 2013 compared with $25,569 million in 2012. The increase of 3.8% was driven by increased volume at Agricultural Equipment and Powertrain partially offset by manufacturing efficiencies at Agricultural Equipment and lower volumes at Construction Equipment. Cost of goods sold increased for Commercial Vehicles, mainly due to the Euro VI transitional cost in Europe, capacity ramp up costs in LATAM and the negative impact of exchange rates in Brazil, Russia and Turkey.

Selling, General and Administrative Expenses

Selling, general and administrative expenses amounted to $3,094 million in 2013 (9.1% of revenues), a 1.9% increase compared with the $3,036 million recorded in 2012 (9.3% of revenues). The increase was primarily due to increased advertising and promotional activities associated with Agricultural Equipment, increased labor costs and bad debt expenses associated with economic uncertainty in Southern Europe for Commercial Vehicles.

Research and Development Expenses

In 2013, research and development expenses were $1,222 million compared to $1,129 million in 2012. The increase was mainly attributable to continued investment in new products and engine emissions compliance programs.

Restructuring Expenses

Restructuring expenses were $71 million in 2013 compared to $231 million in 2012. For both periods, the costs were mainly related to Commercial Vehicles as a consequence of the actions initiated in 2012 to rationalize the heavy truck and firefighting businesses.

In 2012, the costs were principally attributable to the reorganization of Commercial Vehicles manufacturing activities in Europe, specifically the concentration of heavy truck production at the plant in Madrid, Spain (which already produced heavy trucks) and termination of those activities in Ulm, Germany. At the same time, certain other European fire-fighting vehicle plants were closed and the production transferred to Ulm, Germany.

Interest Expense

Interest expense was $1,196 million in 2013 ($1,209 million in 2012), of which $548 million was attributable to Industrial Activities, net of interest income and eliminations ($515 million in 2012). The decrease in 2013 is due to Financial Services, where a reduction in market rates of interest was partially offset by the increase in the average value of the managed portfolio.

Other, net

Other net expenses were $328 million, an increase of $48 million from $280 million in 2012. The increase primarily reflected expenses related to the dissolution of a joint venture with the Barclays group and its consolidation into Financial Services ($41 million) and costs for the rationalization of strategic suppliers. This item also includes net losses of $36 million on the disposal of investments in 2012, mainly due to the sale of the 20% interest in Kobelco Construction Machinery Co. Ltd. In 2013, we recorded an additional loss of $26 million on the sale of the Kobelco Construction Machinery Co. Ltd. investment, following an adverse ruling issued by the arbitrator on the price of the transaction.

Income Taxes

	2013	2012
	(in millions, except percents)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$1,374	$1,347
Income taxes	$671	$564
Effective tax rate	48.8%	41.9%

The increase in the effective tax rate from 2012 to 2013 was primarily due to the geographic mix of earnings and the provisioning of tax contingencies for certain tax positions.

Equity in Income of Unconsolidated Subsidiaries and Affiliates

Equity in income of unconsolidated subsidiaries and affiliates was $125 million in 2013 (compared to $93 million in 2012), mainly due to higher earnings from the joint ventures in China.

Business Segments

The following is a discussion of our results by segment.

	2013	2012	$ Change	% Change
	(in millions, except percentage)
Revenues:
Agricultural Equipment	$16,763	$15,657	$1,106	7.1%
Construction Equipment	3,258	3,770	(512)	-13.6%
Commercial Vehicles	11,278	11,081	197	1.8%
Powertrain	4,412	3,764	648	17.2%
Eliminations and other	(3,050)	(2,706)	(344)

Total net sales of Industrial Activities	32,661	31,566	1,095	3.5%

Financial Services	1,679	1,698	(19)	-1.1%
Eliminations and other	(504)	(463)	(41)

Total Revenues	$33,836	$32,801	$1,035	3.2%

	2013	2012	$ Change	% Change
	(in millions, except percentage)
Operating Profit:
Agricultural Equipment	$2,008	$1,681	$327	19.5%
Construction Equipment	(97)	(7)	(90)	1,285.7%
Commercial Vehicles	74	517	(443)	-85.7%
Powertrain	187	162	25	15.4%
Eliminations and other	(77)	(126)	49

Total Industrial Activities Operating Profit	2,095	2,227	(132)	-5.9%

Financial Services	514	382	132	34.6%
Eliminations and other	(332)	(324)	(8)

Total Operating Profit	$2,277	$2,285	$(8)	-0.4%

	2013
	(in millions)
	Industrial Activities	Financial Services	Eliminations	Consolidated
Trading Profit under IFRS	$2,119	$518	$-	$2,637

Development costs, net	(443)	-	-	(443)
Reclassification of Interest compensation to Financial Services	352	-	(352)	-
Other adjustments and reclassifications, net	67	(4)	20	83

Total adjustments and reclassifications	(24)	(4)	(332)	(360)

Operating Profit under U.S. GAAP	$2,095	$514	$(332)	$2,277

	2012
	(in millions)
	Industrial Activities	Financial Services	Eliminations	Consolidated
Trading Profit under IFRS	$2,273	$377	$-	$2,650

Development costs, net	(429)	-	-	(429)
Reclassification of Interest compensation to Financial Services	344	-	(344)	-
Other adjustments and reclassifications, net	39	5	20	64

Total adjustments and reclassifications	(46)	5	(324)	(365)

Operating Profit under U.S. GAAP	$2,227	$382	$(324)	$2,285

Net sales for Industrial Activities were $32,661 million in 2013, a 3.5% increase as compared to the prior year. The increase was primarily due to continued growth in Agricultural Equipment and Powertrain, partially offset by challenging market conditions in Construction Equipment and Commercial Vehicles.

Operating profit for Industrial Activities was $2,095 million in 2013, a decrease of $132 million compared to 2012 as higher volumes and positive mix in Agricultural Equipment and better capacity utilization for Powertrain were offset by Euro VI transitional costs, less favorable product mix and pricing environment for Commercial Vehicles and lower volumes for Construction Equipment.

Industrial Activities Performance by Business

Agricultural Equipment

Net Sales

The following table shows Agricultural Equipment net sales broken down by geographic region in 2013 compared to 2012:

Agricultural Equipment Sales – by geographic region:

($ million)	2013	2012	% Change
NAFTA	$7,460	$6,972	7.0%
EMEA	4,889	4,787	2.1%
LATAM	2,613	1,937	34.9%
APAC	1,801	1,961	(8.2)%

Total	$16,763	$15,657	7.1%

Net sales for the Agricultural Equipment business were $16,763 million in 2013, a 7.1% increase compared to 2012 (+ 9% on a constant currency basis). The increase was primarily driven by positive net pricing, increased volumes and favorable product mix. All of the regions reported increases in revenue on a constant currency basis with the exception of APAC.

Worldwide agricultural equipment industry unit sales were up compared to 2012, with global demand for tractors up 7% and up 17% for combines. NAFTA tractor sales were up 7%, with the under 40 hp segment up 10% and the over 40 hp segment up 5%, and combine sales up 8%. LATAM tractor sales increased 16% and combine sales increased 35%. EMEA markets were down 2% for tractors and 4% for combines. APAC markets increased 8% for tractors and 73% for combines. Worldwide Agricultural Equipment market share performance was in line with the market for both tractors and combines. For tractors, our market share was down slightly in all regions with the exception of LATAM where it increased. For combines, our market share was up in LATAM and EMEA but down in NAFTA and APAC.

Operating Profit

Agricultural Equipment operating profit was $2,008 million (operating margin 12.0%), up $327 million from $1,681 million operating profit for 2012 (operating margin 10.7%), as higher revenues and positive pricing effects were only partly offset by increased selling, general and administrative costs due to higher advertising and promotional activity and research and development costs related to new products and engine emissions compliance.

Construction Equipment

Net Sales

The following table shows Construction Equipment net sales broken down by geographic region in 2013 compared to 2012:

Construction Equipment Sales – by geographic region:

($ million)	2013	2012	% Change
NAFTA	$1,253	$1,609	(22.1)%
EMEA	633	707	(10.5)%
LATAM	986	975	1.1%
APAC	386	479	(19.4)%

Total	$3,258	$3,770	(13.6)%

Net sales for Construction Equipment were $3,258 million in 2013, a 13.6% decrease compared to 2012 (-11% on a constant currency basis). The decrease was primarily driven by weak economic conditions in all regions except LATAM.

Worldwide heavy and light construction equipment industry sales were down 1% and up 1%, respectively, from the prior year. Industry heavy construction equipment sales were down significantly in NAFTA and EMEA but increased in LATAM and APAC. Industry light construction equipment sales were up in all regions except for APAC. Our worldwide market share was in line with the market for heavy and light construction equipment. For heavy construction equipment, our market share increased in LATAM but decreased in NAFTA. For light construction equipment, our market share was down in LATAM and NAFTA and in line with the market in the other regions.

Operating Profit

Construction Equipment operating loss was $97 million, declining $90 million from the $7 million operating loss reported in 2012 due primarily to lower volumes, partially offset by favorable pricing.

Commercial Vehicles

Net Sales

Commercial Vehicles net sales were $11,278 million in 2013, a 1.8% increase over 2012 with a modest recovery in demand in Europe and a significant increase in LATAM being largely offset by negative market mix and decreasing activity for the parts and services business.

During 2013, Commercial Vehicles delivered a total of 135,681 vehicles (including buses and specialty vehicles), representing a 1% decrease from the prior year. The overall decrease was largely attributable to light vehicles, with deliveries down 7% for the year mainly to realign dealer inventory to retail demand. Volumes were up 16% for medium vehicles, 1% for heavy and 3% for buses. Deliveries were down 1% in EMEA and up 15% in LATAM.

The European truck market (GVW ≥3.5 tons) registered a 1.3% increase over 2012 to 659,400 units. Demand benefited from increased sales of Euro V vehicles in the heavy and medium categories (GVW >6.0 tons) during the second half of the year prior to the introduction of Euro VI emissions regulations in January 2014. Our share of the European truck market (GVW ≥3.5 tons) remained stable year-over-year at an estimated 11.0% (11.1% in 2012), despite a less favorable product and market mix.

In LATAM, truck registrations (GVW ≥3.5 tons) were up 8.9% over the prior year to 225,800 units, with increases of 12.1% in Brazil due to the recovery after the Euro V introduction in 2012, and 16.6% in Argentina, offset by a significant decline in Venezuela (-24.9%). Our share in LATAM was 11.0%, a decline of 0.6 percentage points over 2012, despite a 1.5 percentage point increase in Argentina to 23.8%.

Commercial Vehicles Deliveries – by geographic area:

(units in thousands)	2013	2012	% Change
France	18.3	17.8	2.8
Germany	15.0	14.1	6.4
U.K.	6.6	7.0	(5.7)
Italy	14.8	13.9	6.5
Spain	5.8	5.4	7.4
Rest of EMEA	33.2	36.3	(8.5)

EMEA	93.7	94.5	(0.8)
LATAM	30.1	26.1	15.3
APAC	11.9	16.4	(27.4)

Total Sales	135.7	137.0	(0.9)

Naveco	126.9	114.8	10.5
SAIC Iveco Hongyan	28.0	17.0	64.7

Total	290.6	268.8	8.1

Commercial Vehicle Sales – by product:

(units in thousands)	2013	2012	% change
Heavy	33.7	33.3	1.2
Medium	20.4	17.6	15.9
Light	68.0	73.3	-7.2
Buses	9.4	9.1	3.3
Specialty vehicles(*)	4.2	3.7	13.5

Total Sales	135.7	137.0	-0.9

(*)	Defense and firefighting vehicles

Operating Profit

In 2013, Commercial Vehicles recorded an operating profit of $74 million (operating margin 0.7%), compared to $517 million in 2012 (operating margin 4.7%) as negative market and product mix and tight price competition continued to affect margins primarily in Southern Europe, and Euro VI transitional costs negatively impacted the business. In addition, new product launch costs and unfavorable foreign exchange rate impacts more than offset positive market trend and pricing in LATAM.

Powertrain

Net Sales

Powertrain net sales were $4,412 million in 2013, an increase of 17.2% compared to 2012. The increase was primarily attributable to higher volumes of engines sold to both internal and external customers. Sales to external customers accounted for 34% of total net revenues, consistent with 2012.

During 2013, Powertrain sold a total of 544,812 engines, an increase of 14.3% relative to 2012. By major customer, 30% of Powertrain’s engines were supplied to Commercial Vehicles, 25% to Agricultural Equipment, 5% to Construction Equipment, and the remaining 40% to external customers. Additionally, Powertrain delivered 62,133 transmissions (-3.2% compared with 2012) and 156,772 axles (+1.2% over 2012).

Operating Profit

For 2013, Powertrain recorded an operating profit of $187 million (operating margin 4.2%), compared to $162 million (operating margin 4.3%) in 2012. Higher sales and better capacity utilization drove the improvement, which was partially offset by an increase in research and development costs.

Financial Services Performance

Finance and Interest Income

Financial Services reported revenues of $1,679 million in 2013, down 1.1% relative to 2012. The increase in the average value of the managed portfolio, driven by higher volumes for Industrial Activities, was more than offset by a reduction in interest income due to lower market rates of interest.

Operating Profit

For 2013, Financial Services recorded an operating profit of $514 million, compared to $382 million in 2012. The improvement was mainly attributable to lower bad debt provisions.

Reconciliation of Operating Profit to Net Income

The following table includes the reconciliation of our net income attributable to CNH Industrial N.V., the most comparable U.S. GAAP financial measure, to our operating profit, a non-GAAP measure:

	2013	2012	Change
	(dollars in millions)
Operating profit:
Industrial Activities	$2,095	$2,227	$(132)
Financial Services	514	382	132
Eliminations and other	(332)	(324)	(8)

Total Operating profit	2,277	2,285	(8)

Restructuring expenses	(71)	(231)	160
Interest expenses of Industrial Activities, net of interest income and eliminations	(548)	(515)	(33)
Other, net	(284)	(192)	(92)

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,374	1,347	27

Income taxes	(671)	(564)	(107)
Equity in income of unconsolidated subsidiaries and affiliates	125	93	32

Net income	$828	$876	$(48)

2012 Compared to 2011

Consolidated Results of Operations

	2012	2011
	(in millions)
Revenues:
Net sales	$31,529	$32,224
Finance and interest income	1,272	1,256

Total Revenues	32,801	33,480

Costs and Expenses:
Cost of goods sold	25,569	26,270
Selling, general and administrative expenses	3,036	3,214
Research and development expenses	1,129	1,026
Restructuring expenses	231	131
Interest expense	1,209	1,324
Other, net	280	335

Total Costs and Expenses	31,454	32,300

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,347	1,180

Income taxes	(564)	(652)
Equity in income of unconsolidated subsidiaries and affiliates	93	111

Net income	876	639

Net income attributable to noncontrolling interests	120	94

Net income attributable to CNH Industrial N.V.	$756	$545

Revenues

We recorded revenues of $32,801 million in 2012, a decrease of 2.0% compared to 2011 (+4% on a constant currency basis), with strong revenue growth for Agricultural Equipment offset by declines for Commercial Vehicles, Powertrain and Construction Equipment. Agricultural Equipment reported net revenues of $15,657 million for 2012, a 10.4% increase over 2011 due to solid global demand in all regions. Construction Equipment reported net revenues of $3,770 million, a 2.7% decrease from 2011 as weakness in most geographic regions was only partially offset by strength in NAFTA. Commercial Vehicles posted revenues of $11,081 million for 2012, a 14.5% decline over 2011 reflecting a further deterioration in economic conditions in several major European markets and weakening demand in Latin America. Powertrain reported revenues of $3,764 million for 2012, a 16.2% decrease compared with 2011, primarily attributable to lower market demand in the on-road diesel engines. Financial Services reported revenues of $1,698 million, an increase of 8.6% over 2011.

Cost of Goods Sold

Cost of goods sold were $25,569 million in 2012 compared with $26,270 million in 2011. The decrease of 2.7% was driven by lower volumes at Commercial Vehicles, Powertrain and Construction Equipment partially offset by increased volumes at Agricultural Equipment.

Selling, General and Administrative Expenses

Selling, general and administrative expenses amounted to $3,036 million in 2012 (9.3% of revenues), a 5.5% decrease compared with the $3,214 million recorded in 2011 (9.6% of net revenues). The decrease was primarily due to reduced loss provisions for Financial Services.

Research and Development Expenses

In 2012, research and development expenses were $1,129 million compared to $1,026 million in 2011. The increase was mainly attributable to continued investment in new products and engine emissions compliance programs.

Restructuring Expenses

Restructuring expenses were $231 million in 2012 compared to $131 million in 2011. For both periods, the costs were mainly related to Commercial Vehicles as a result of the rationalization of the heavy truck and firefighting businesses in 2012 and the manufacturing footprint for bus assembly plants in 2011.

In 2012, the costs were principally attributable to the reorganization of Commercial Vehicles manufacturing activities in Europe, specifically the concentration of heavy truck production at the plant in Madrid, Spain (which already produced heavy trucks) and termination of those activities in Ulm, Germany. At the same time, certain other European fire-fighting vehicle plants were closed and the production transferred to Ulm, Germany.

In 2011, restructuring expenses principally related to severance and other employee-related costs due to the closure of two of Commercial Vehicles bus assembly plants (located in Spain and Italy).

Interest Expense

Interest expense was $1,209 million in 2012 ($1,324 million in 2011), of which $515 million was attributable to Industrial Activities, net of interest income and eliminations ($640 million in 2011). The reduction in interest expense was primarily attributable to a reduction in average interest rates on short-term debt, as well as the non-recurring charges for break funding costs incurred in 2011 in connection with the Demerger, partly offset by higher average gross debt outstanding.

Other, net

Other net expenses were $280 million in 2012, a decrease of $55 million from $335 million in 2011. The decrease primarily reflected higher gains on disposals of fixed assets and lower pensions and other post-employment costs related to former employees. This item also includes net losses on the disposal of investments amounting to $36 million in 2012, mainly due to the sale of the 20% interest in Kobelco Construction Machinery Co. Ltd.

Income Taxes

	2012	2011
	(in millions, except percents)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$1,347	$1,180
Income taxes	$564	$652
Effective tax rate	41.9%	55.3%

The decrease in the effective tax rate from 2011 to 2012 was primarily due to the tax effects that negatively impacted the 2011 effective tax rate in certain jurisdictions where we did not record deferred tax assets.

Equity in Income of Unconsolidated Subsidiaries and Affiliates

Equity in income of unconsolidated subsidiaries and affiliates was $93 million in 2012 (compared to $111 million in 2011), mainly due to lower earnings from the unconsolidated joint ventures in China.

Business Segments

The following is a discussion of our results by segment.

	2012	2011	$ Change	% Change
	(in millions, except percentage)
Revenues:
Agricultural Equipment	$15,657	$14,183	$1,474	10.4%
Construction Equipment	3,770	3,876	(106)	-2.7%
Commercial Vehicles	11,081	12,960	(1,879)	-14.5%
Powertrain	3,764	4,491	(727)	-16.2%
Eliminations and other	(2,706)	(3,269)	563

Total net sales of Industrial Activities	31,566	32,241	(675)	-2.1%

Financial Services	1,698	1,564	134	8.6%
Eliminations and other	(463)	(325)	(138)

Total Revenues	$32,801	$33,480	$(679)	-2.0%

	2012	2011	$ Change	% Change
	(in millions, except percentage)
Operating Profit:
Agricultural Equipment	$1,681	$1,403	$278	19.8%
Construction Equipment	(7)	62	(69)	-111.3%
Commercial Vehicles	517	824	(307)	-37.6%
Powertrain	162	129	33	25.6%
Eliminations and other	(126)	(87)	(39)

Total Industrial Activities Operating Profit	2,227	2,331	(104)	-4.5%

Financial Services	382	93	289	310.8%
Eliminations and other	(324)	(288)	(36)

Total Operating Profit	$2,285	$2,136	$149	6.10%

Total net sales for Industrial Activities were $31,566 million in 2012, a 2.1% decrease as compared to the prior year. The decrease was primarily due to decreases at Commercial Vehicles, Construction Equipment and Powertrain as a result of the deterioration in economic conditions in several major European markets and weaker demand in LATAM partially offset by continued strength in Agricultural Equipment.

Industrial Activities operating profit was $2,227 million in 2012, a decrease of $104 million compared to 2011. Higher volumes for Agricultural Equipment and efficiency gains for Commercial Vehicles and Powertrain was more than offset by lower volumes for Commercial Vehicles and Powertrain and by higher research and development expenses.

For a complete presentation of financial results by Industrial Activities and Financial Services, please see Note 22 to our consolidated financial statements included in this annual report.

Industrial Activities Performance by Business

Agricultural Equipment

Net Sales

The following table shows Agricultural Equipment net sales broken down by geographic region in 2012 compared to 2011:

Agricultural Equipment Sales – by geographic region:

($ million)	2012	2011	% Change
NAFTA	$6,972	$6,067	14.9%
EMEA	4,787	4,455	7.5%
LATAM	1,937	1,835	5.6%
APAC	1,961	1,826	7.4%

Total	$15,657	$14,183	10.4%

Net sales for the Agricultural Equipment business were $15,657 million in 2012, a 10.4% increase compared to 2011. The increase was primarily driven by volume and mix and positive net pricing. All of the regions reported increases in revenue on a constant currency basis.

Worldwide agricultural equipment industry unit sales were flat compared to 2011, with global demand flat for tractors and up 3% for combines. NAFTA tractor sales were up 9%, with the under 40 hp segment up 8% and the over 40 hp segment up 10%, and combine sales were down 1%. LATAM tractor sales increased 4% and combine sales increased 3%. EMEA markets were down 3% despite combine sales being up 9%. APAC markets decreased 2% for tractors and 19% for combines. Worldwide Agricultural Equipment market share performance was in line with the market for both tractors and combines. For tractors, our market share was down in LATAM but flat in all other regions. For combines, our market share was up in APAC, and flat in all other regions.

Operating Profit

Agricultural Equipment operating profit was $1,681 million (operating margin 10.7%), up $278 million from $1,403 million operating profit for 2011 (operating margin 9.9%), as higher revenues and positive pricing effects were only partly offset by higher production costs, increased selling, general and administrative expenses due to increased labor costs and advertising activities in response to growth in the business and research and development expenses related to new products and engine emissions compliance.

Construction Equipment

Net Sales

The following table shows Construction Equipment net sales broken down by geographic region in 2012 compared to 2011:

Construction Equipment Sales – by geographic region:

($ million)	2012	2011	% Change
NAFTA	$1,609	$1,447	11.2%
EMEA	707	796	(11.2)%
LATAM	975	1,071	(9.0)%
APAC	479	562	(14.8)%

Total	$3,770	$3,876	(2.7)%

Net sales for Construction Equipment were $3,770 million in 2012, a 2.7% decrease compared to 2011. Excluding the negative impact of foreign currency, construction equipment sales increased 2.1%. On a constant currency basis, Construction Equipment sales were favorable in NAFTA and LATAM but unfavorable in APAC and EMEA. The increase in revenues (on a constant currency basis) was primarily driven by pricing.

Global construction equipment industry unit sales declined 6% over the prior year, with light equipment up 8% and heavy equipment down 18%. NAFTA demand was up 27% and EMEA markets 3%. In LATAM, the market was down 2%, driven by a 6% decline in the heavy line. In APAC markets, industry sales were down 22% for the year, with light equipment demand almost flat year-on-year. Our worldwide Construction Equipment market share for 2012 was flat compared with 2011 for both heavy and light construction equipment. For heavy construction equipment, our market share was flat except in LATAM where it increased slightly. For light construction equipment, our market share was up in LATAM but down in NAFTA.

Operating Profit

Construction Equipment operating loss was $7 million, down $69 million from $62 million operating profit for 2012, due primarily to the negative impact of foreign currency translation, partially offset by net pricing improvements.

Commercial Vehicles

Net Sales

Commercial Vehicles net sales were $11,081 million in 2012, a 14.5% decline from 2011. Significant volume declines, reflecting further deterioration in economic conditions in several major European markets as well as weaker demand in LATAM, were partially offset by a more favorable product mix.

A total of 137 thousand vehicles were delivered in 2012, including buses and specialty vehicles, representing a 10.7% year-over-year decrease with light vehicles down 11.8%, medium vehicles down 21.6% and heavy vehicles down 6.0%. In EMEA, Commercial Vehicles deliveries were down 13.1%, with declines in all European major markets: Germany -16.1%, France -17.7%, the U.K. -15.3%, Italy -37.1% and Spain -24.3%. Deliveries were also down 21.6% in LATAM and were up 43.9% in APAC.

The European truck market (GVW >3.5 tons) contracted by 7.1% in 2012 with trading conditions deteriorating throughout the year. Southern Europe experienced the largest decrease with the gap between Northern and Southern European markets continuing to widen. Our estimated market share in Europe (GVW >3.5 tons) was 11.1% for 2012, down 0.8 percentage point over 2011. The decrease reflects the heightened level of competition resulting from the drop in demand, further compounded by unfavorable conditions in our core geographic markets.

In LATAM, overall demand in 2012 decreased by 14.3% compared to 2011. The Venezuelan market recorded growth of 10.2%, while Argentina was down 4.4% over the prior year and Brazil contracted 18.3%. The year-on-year comparison for Brazil reflects higher purchase activity in the latter part of 2011 associated with the introduction of new emissions regulations. In LATAM, we registered an 11.6% share of the market (GVW >3.5 tons) in 2012, a 0.1 percentage point increase compared to 2011.

The following tables show our unit sales by geographic area and by product in 2012 compared to 2011:

Commercial Vehicles Sales – by geographic area

(units in thousands)	2012	2011	% Change
France	17.8	21.6	-17.7%
Germany	14.1	16.8	-16.1%
UK	7.0	8.3	-15.3%
Italy	13.9	22.1	-37.1%
Spain	5.4	7.1	-24.3%
Rest of EMEA	36.3	32.8	10.7%
EMEA	94.5	108.7	-13.1%
LATAM	26.1	33.3	-21.6%
APAC	16.4	11.4	43.9%
Total Sales	137.0	153.4	-10.7%
Naveco	114.8	101.5	13.1%
SAIC Iveco Hongyan	17.0	31.5	-46.0%
Grand Total	268.8	286.4	-6.1%

Commercial Vehicles Deliveries – by product

(units in thousands)	2012	2011	% Change
Heavy	33.3	35.4	-6.0%
Medium	17.6	22.3	-21.6%
Light	73.3	83.5	-11.8%
Buses	9.1	9.5	-6.8%
Specialty vehicles (*)	3.7	2.7	40.1%
Total Sales	137.0	153.4	-10.7%

(*)	Defense and firefighting vehicles.

Operating Profit

In 2012, Commercial Vehicles recorded an operating profit of $517 million (operating margin 4.7%), compared to $824 million in 2011 (operating margin 6.4%) as lower volumes and, to a lesser extent, lower pricing were partially offset by cost reduction measures.

Powertrain

Net Sales

Powertrain net sales were $3,764 million in 2012, a decrease of 16.2% compared to 2011. The decline was primarily attributable to lower volumes, to both internal and external customers. Sales to external customers accounted for 34.0% of total net revenues compared to 33.0% in 2011.

Powertrain delivered a total of 476,786 engines in 2012, a decrease of 15.0% compared with 2011. Of the engines sold, 31% were supplied to Commercial Vehicles, 21% to Agricultural Equipment and 6% to Construction Equipment, while the remaining 42% were sold to external customers (including Sevel—the Fiat JV for light commercial vehicles—which accounted for 24% of Powertrain’s engines sold). In addition, Powertrain sold 64,154 transmissions (-14.0%) and 154,958 axles (-9.0%) in 2012.

Operating Profit

For 2012, Powertrain recorded an operating profit of $162 million (operating margin 4.3%), compared to $129 million (operating margin 2.9%) in 2011. Despite the decline in volumes, there was a significant improvement in trading margin (+1.4 p.p. to 4.3%) resulting from industrial efficiencies achieved during the year and the absence of the non-recurring costs recognized in 2011 in relation to production start-ups.

Financial Services Performance

Finance and Interest Income

Financial Services reported revenues of $1,698 million in 2012, up 8.6% over 2011 due to the acquisition of 100% of Iveco Capital Limited, a previously unconsolidated joint venture with Barclays which managed the financial services activities of Commercial Vehicles in Italy, Germany, France, the U.K. and Switzerland.

Operating Profit

For 2012, Financial Services recorded an operating profit of $382 million, compared to $93 million in 2011. The improvement was mainly attributable to the increase in the average portfolio and lower bad debt provisions.

Reconciliation of Operating Profit to Net Income

The following table includes the reconciliation of our net income attributable to CNH Industrial N.V., the most comparable U.S. GAAP financial measure, to our operating profit, a non-GAAP measure:

	2012	2011	Change
	(in millions)
Operating profit:
Industrial Activities	$2,227	$2,331	$(104)
Financial Services	382	93	289
Eliminations and other	(324)	(288)	(36)

Total Operating profit	2,285	2,136	149

Restructuring expenses	(231)	(131)	(100)
Interest expense of Industrial Activities, net of interest income and eliminations	(515)	(640)	125
Other, net	(192)	(185)	(7)

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,347	1,180	167

Income taxes	(564)	(652)	88
Equity in income of unconsolidated subsidiaries and affiliates	93	111	(18)

Net income	876	639	237

Net income attributable to noncontrolling interests	120	94	26

Net income attributable to CNH Industrial N.V.	$756	$545	$211

Application of Critical Accounting Estimates

The financial statements included in this annual report and related disclosures have been prepared in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and related assumptions are based on available information at the date of preparation of the financial statements, historical experience and other relevant factors. Actual results may differ from the estimates.

Particularly in light of the current economic uncertainty, developments occurring during 2014 and following years may differ from our estimates and assumptions, and therefore might require significant adjustments to the carrying amount of certain items, which as of the date of this annual report cannot be accurately estimated or predicted. The principal items affected by estimates are the allowances for doubtful accounts receivable and inventories, long-lived assets (tangible and intangible assets), the residual values of vehicles leased out under operating lease arrangements or sold with buy-back commitments, sales allowances, product warranties, pension and other postemployment benefits, deferred tax assets and contingent liabilities.

Estimates and assumptions are reviewed periodically and the effects of any changes are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgments and the key assumptions concerning the future that we have made in the process of applying our accounting policies and that may have the most significant effect on the amounts recognized in our consolidated financial statements included in this annual report or that represent a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Allowance for doubtful accounts

The allowance for doubtful accounts reflects our estimate of losses inherent in the wholesale and retail credit portfolio. This allowance is based on our estimate of the losses to be incurred, which derives from past experience with similar receivables, current and historical past due amounts, dealer termination rates, write-offs and collections, the careful monitoring of portfolio credit quality and current and projected economic and market conditions. Should the present economic and financial situation persist or worsen, there could be a further deterioration in the financial situation of our debtors compared to that taken into consideration in calculating the allowances recognized in the financial statements.

Allowance for Obsolete and Slow-moving Inventory

The allowance for obsolete and slow-moving inventory reflects our estimate of the expected loss in value, and has been determined on the basis of past experience and historical and expected future trends in the used vehicle market. A worsening of the economic and financial situation could cause a further deterioration in conditions in the used vehicle market compared to that taken into consideration in calculating the allowances recognized in the financial statements.

Recoverability of Long-lived Assets (including Goodwill)

Long-lived assets include property, plant and equipment, goodwill and other intangible assets such as patents and trademarks. We evaluate the recoverability of property, plant and equipment and finite-lived other intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We assess the recoverability of property, plant and equipment and finite-lived other intangible assets by comparing the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of the long-lived asset is not recoverable in full on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value.

Goodwill and indefinite-lived other intangible assets are tested for impairment at least annually. In 2013 and 2012, we performed our annual impairment review as of December 31 and concluded that there was no impairment in either year. We evaluate events and changes in circumstances to determine if additional testing may be required.

We have identified five reporting units for the purpose of goodwill impairment testing: Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain, and Financial Services. Impairment testing for goodwill is done at a reporting unit level using a two-step test. Under the first step of the goodwill impairment test, our estimate of the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and we must perform step two of the impairment test (measurement). Step two of the impairment test, when necessary, requires the identification and estimation of the fair value of the reporting unit’s individual assets, including intangible assets with definite and indefinite lives regardless of whether such intangible assets are currently recorded as an asset of the reporting unit, and liabilities in order to calculate the implied fair value of the reporting unit’s goodwill. Under step two, an impairment loss is recognized to the extent the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of goodwill.

The carrying values for each reporting unit include material allocations of our assets and liabilities and costs and expenses that are common to all of the reporting units. We believe that the basis for such allocations has been consistently applied and is reasonable.

We determine the fair value of our reporting units using multiple valuation methodologies, relying largely on an income approach but also incorporating value indicators from a market approach. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. The income approach is dependent on several critical management assumptions, including estimates of future sales, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements, and the weighted average cost of capital (discount rate). Discount rate assumptions include an assessment of the risk inherent in the future cash flows of the respective reporting units. Expected cash flows used under the income approach are developed in conjunction with our budgeting and forecasting process. Under the market approach, we estimate the fair value of the Agricultural Equipment and Construction Equipment reporting units using revenue and earnings before interest, tax, depreciation and amortization (“EBITDA”) multiples, and estimate the fair value of the Financial Services reporting unit using book value and interest margin multiples. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics as the respective reporting units. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same, or a similar, line of business or be subject to similar financial and business risks, including the opportunity for growth.

As of December 31, 2013, the estimated fair value of our Agricultural Equipment and Financial Services reporting units and indefinite-lived intangible assets substantially exceeded the respective carrying values. The Construction Equipment reporting unit’s excess of fair value over carrying value was approximately 16%. This reporting unit is considered to be at higher risk of potential failure of step one of the impairment test in future reporting periods, due primarily to decline in market demand for construction equipment, particularly in emerging markets and Europe.

The sum of the fair values of our reporting units was in excess of our market capitalization. We believe that the difference between the fair value and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken into consideration.

Residual values of assets leased out under operating lease arrangements or sold with a buy-back commitment

We record assets rented to customers or leased to them under operating leases as tangible assets. Furthermore, new vehicle sales with a buy-back commitment are not recognized as sales at the time of delivery but are accounted for as operating leases if it is probable that the vehicle will be repurchased by us. Income from such operating leases is recognized on a straight-line basis over the term of the lease. Depreciation expense for assets subject to operating leases is recognized on a straight-line basis over the lease term in amounts necessary to reduce the cost of an asset to its estimated residual value at the end of the lease term. The estimated residual value of leased assets is calculated at the lease commencement date on the basis of published industry information and historical experience.

Realization of the residual values is dependent on our future ability to market the assets under then-prevailing market conditions. We continually evaluate whether events and circumstances have occurred which impact the estimated residual values of the assets on operating leases. The used vehicle market was carefully monitored throughout 2013 to ensure that write-downs were properly determined; however, additional write-downs may be required if market conditions should deteriorate further.

Sales Allowances

At the later of the time of sale or the time an incentive is announced to dealers, we record the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. There may be numerous types of incentives available at any particular time. The determination of sales allowances requires us to make estimates based on various factors.

Product Warranties

We make provisions for estimated expenses related to product warranties at the time products are sold. We establish these estimates based on historical information on the nature, frequency and average cost of warranty claims. We seek to improve vehicle quality and minimize warranty expenses arising from claims. Warranty costs may differ from those estimated if actual claim rates are higher or lower than historical rates.

Pension and Other Postemployment Benefits

As more fully described in “Note 11: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2013, we sponsor pension, healthcare and other postemployment plans in various countries. We actuarially determine the costs and obligations relating to such plans using several statistical and judgmental factors. These assumptions include discount rates, rates for expected returns on plan assets, rates for compensation increases, mortality rates, retirement rates, and health care cost trend rates, as determined by us within certain guidelines. To the extent actual experiences differ from our assumptions or our assumptions change, we may experience gains and losses that we have not yet recognized in our consolidated statements of operations but would be recognized in equity. For our pension and postemployment benefit plans, we recognize net gain or loss as a component of defined benefit plan cost for the year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of (1) the projected benefit obligation or (2) the fair or market value of the plan assets at year end. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of active employees, and by the average life expectancy for inactive employees expected to receive benefits under the plan.

The following table shows the effects of a one percentage-point change in our primary actuarial assumptions on pension, health care and other postemployment benefit obligations and expense:

	2014 Benefit Cost		Year End Benefit Obligation
	One Percentage-Point Increase	One Percentage-Point Decrease	One Percentage-Point Increase	One Percentage-Point Decrease
	(in millions)
Pension benefits
Assumed discount rate	$(24)	$25	$(371)	$452
Expected long-term rate of return on plan assets	(23)	23	NA	NA
Health care benefits:
Assumed discount rate	(1)	13	(106)	129
Assumed health care cost trend rate (initial and ultimate)	26	(10)	135	(104)
Other benefits:
Assumed discount rate	(2)	—	(48)	55

Realization of Deferred Tax Assets

At December 31, 2013, we had net deferred tax assets on temporary differences and theoretical tax benefits arising from tax loss carry forwards of $2,824 million, of which $1,530 million is not recognized in the financial statements. The corresponding totals at December 31, 2012 were $2,679 million and $1,360 million, respectively. We have recorded deferred tax assets at the amount that we believe is more likely than not to be recovered. The need to record a valuation allowance is based on an assessment of the relative impact of positive and negative evidence available, whereby objectively verifiable evidence takes precedence over other forms of evidence. A recent period (three-years) of cumulative losses incurred is considered a significant piece of negative evidence that is difficult to be overcome by positive evidence based on management’s forward-looking plans.

Contingent Liabilities

We are the subject of legal proceedings and tax issues covering a range of matters, which are pending in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the final outcome of such matters. The cases and claims against us often raise difficult and complex factual and legal issues, which are subject to many uncertainties, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction and the differences in applicable law. In the normal course of business, we consult with legal counsel and certain other experts on matters related to litigation, taxes and other similar contingent liabilities. We accrue a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. In the event an adverse outcome is possible or an estimate is not determinable, the matter is disclosed.

New Accounting Pronouncements Adopted

Troubled Debt Restructuring

In April 2011, the Financial Accounting Standards Board (“FASB”) issued accounting guidance that clarifies a creditor’s determination of troubled debt restructurings. A troubled debt restructuring occurs when a creditor grants a concession it would not otherwise consider to a debtor that is experiencing financial difficulties. The guidance clarifies what would be considered a concession by the creditor and financial difficulties of the debtor. Certain disclosures are required for transactions that qualify as troubled debt restructurings. This new guidance was effective for the Company on January 1, 2011. The disclosures required by this guidance have been included in the notes to the consolidated financial statements. For further information see “Note 3: Receivables” to our consolidated financial statements for the year ended December 31, 2013.

Comprehensive Income

In June 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU 2011-05”). ASU 2011-05 increases the prominence of other comprehensive income in financial statements. ASU 2011-05 does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The standard initially required that reclassification adjustments from other comprehensive income be measured and presented by income statement line item on the face of the statement of operations. In December 2011, however, the FASB issued ASU 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05.” This standard defers the requirement to present components of reclassifications of other comprehensive income on the face of the statement of operations. The Company adopted these standards by consecutively presenting the consolidated statements of operations and the consolidated statements of comprehensive income for the years ended December 31, 2012, 2011 and 2010.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (ASU 2013-02”). ASU 2013-02 requires preparers to report information about reclassifications out of accumulated other comprehensive income. For significant items reclassified out of accumulated other comprehensive income to net income in their entirety in the same reporting period, reporting (either on the face of the statement where net income is presented or in the notes) is required about the effect of the reclassifications on the respective line items in the statement where net income is presented. For items that are not reclassified to net income in their entirety in the same reporting period, a cross reference to other disclosures currently required under U.S. GAAP (e.g., pension amounts that are included in inventory) is required in the notes. The above information must be presented in one place (parenthetically on the face of the financial statements by income statement line item or in a note). Please see “Note 18: Accumulated Other Comprehensive Income (Loss)” to our consolidated financial statements for the year ended December 31, 2013 for the disclosures required under this pronouncement.

Fair Value

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). ASU 2011-04 clarifies existing fair value measurement concepts and continues the convergence towards a uniform framework for applying fair value measurement principles. This standard requires additional disclosures for fair value measurements, primarily Level 3 measurements. ASU 2011-04 is effective for fiscal years and interim periods beginning after December 15, 2011 and is to be applied prospectively. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements or footnote disclosures.

B. Liquidity and Capital Resources

The following discussion of liquidity and capital resources principally focuses on our consolidated statements of cash flows and our consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the end of 2014. See “Item 3. Key Information—D. Risk Factors” for additional information concerning risks related to our business, strategy and operations.

Cash Flow Analysis

At December 31, 2013, we had cash and cash equivalents of $5,567 million, an increase of $368 million, or 7.1%, from $5,199 million at December 31, 2012. Cash and cash equivalents at December 31, 2013 did not include $922 million ($885 million at December 31, 2012) of restricted cash that was reserved principally for the servicing of securitization-related debt. The aggregate of cash and cash equivalents and restricted cash, which we consider to constitute our principal liquid assets, totaled $6,489 million at December 31, 2013, an increase of $405 million or 6.7% from the total at the end of year 2012 ($6,084 million).

The following table summarizes the changes to cash flows from operating, investing and financing activities for each of the years ended December 31, 2013, 2012 and 2011.

	2013	2012	2011
	(in millions)
Cash provided by (used in):
Operating activities	$1,522	$842	$2,165
Investing activities	(3,788)	(2,597)	(2,335)
Financing activities	2,616	599	2,815
Translation exchange differences	18	—	(300)

Net increase (decrease) in cash and cash equivalents	$368	$(1,156)	$2,345

Net Cash from Operating Activities

Cash provided by operating activities in 2013 totaled $1,522 million, compared to $842 million in 2012, and comprised the following elements:

•	$828 million in net income for 2013;

•	plus $1,103 million in non-cash charges for depreciation and amortization ($690 excluding assets sold with buy-back commitments and equipment on operating leases);

•	plus $221 million in losses on the disposal of assets and other non-cash items;

•	plus $81 million in dividends received less $125 million in equity income;

•	plus changes in other liabilities of $107 million and a negative change in deferred income taxes of $59 million;

•	minus $634 million in change in working capital.

In 2012, $2,415 million of the $842 million in cash generated by operating activities during the year was from income-related cash inflows (calculated as net income plus amortization and depreciation, dividends, equity income, changes in other liabilities and deferred taxes, net of gains/losses on disposals and other non-cash items), with $1,573 million resulting from an increase in working capital (calculated on a comparable scope of operations and at constant exchange rates).

In 2011, cash generated from operating activities was $2,165 million, of which $2,528 million was from income-related inflows, offset by an increase of $363 million in working capital (calculated on a comparable scope of operations and at constant exchange rates).

Net Cash from Investing Activities

In 2013, investing activities absorbed $3,788 million in cash (compared to $2,597 million in cash used by investing activities in 2012). The negative flows were generated by:

•	$1,468 million increase in receivables from financing provided to retail customers;

•

plus investments in tangible and intangible assets that used $2,666 million in cash (compared to $2,234 million in 2012). Excluding investments for our long-term rental operations and relating to vehicles sold under buy-back commitments, investments amounted to $1,227 million in 2013 ($1,048 million in 2012); and

•	minus $473 million of proceeds from the sale of assets, mainly related to assets sold with buy-back commitments and equipment on operating leases.

In 2012, cash used in investing activities totaled $2,597 million. Expenditure on tangible and intangible assets totaled $2,234 million. Excluding investments for our long-term rental operations and relating to vehicles sold under buy-back commitments, investments amounted to $1,048 million in 2012 ($820 million in 2011). The increase in receivables from retail financing activities amounted to $873 million, and the proceeds from the sale of assets amounted to $509 million ($97 million excluding those related to our long-term rental operations and relating to vehicles sold under buy-back commitments).

In 2011, cash used in investing activities totaled $2,335 million. Expenditure on tangible and intangible assets totaled $1,974 million. Excluding investments for our long-term rental operations and relating to vehicles sold under buy-back commitments, investments amounted to $820 million. The increase in receivables from retail financing activities amounted to $472 million, and the proceeds from the sale of assets amounted to $554 million, mainly related to assets sold with buy-back commitments and equipment on operating leases.

The following table summarizes our investments in tangible assets (excluding assets sold with buy-back commitments and assets leased on operating lease) by segment for each of the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
	(in millions)
Agricultural Equipment	$495	$459	$328
Construction Equipment	61	96	85
Commercial Vehicles	424	259	201
Powertrain	139	134	132
Financial Services	1	—	—

Total	$1,120	$948	$746

We incurred these capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and increase capacity, and for maintenance and engineering.

Net Cash from Financing Activities

Cash generated from financing activities totaled $2,616 million in 2013 (compared to a total of $599 million cash generated in 2012). Increased debt funding from our Financial Services activities was partially offset by dividend payments of $368 million.

In 2012, cash generated from financing activities totaled $599 million. Dividend payments of $616 million, which included the $259 million payment of the extraordinary dividend to CNH noncontrolling interests, and repayment in 2012 of debt outstanding with Barclays at year-end 2011 were offset by increased utilization of credit facilities and the $750 million in cash proceeds from new bond issues.

In 2011, cash generated by financing activities totaled $2,815 million, with cash proceeds from new bond issues (totaling $3,562 million) and bank loans being offset by repayment to Fiat following the Demerger of Net Debt outstanding at December 31, 2010 (totaling $3.7 billion).

Capital Resources

The cash flows, funding requirements and liquidity of our companies are managed on a standard and centralized basis. This centralized system is aimed at optimizing the efficiency, effectiveness and security of our management of capital resources.

Our subsidiaries participate in a company-wide cash management system, which we operate in a number of jurisdictions. Under this system, the cash balances of all our subsidiaries are aggregated at the end of each business day to central pooling accounts. The centralized treasury management offers professional financial and systems expertise in managing these accounts, as well as providing related services and consulting to our business segments.

In the continuing environment of uncertainty in the financial markets, our policy is to keep a high degree of flexibility with our funding and investment options in order to maintain our desired level of liquidity. In managing our liquidity requirements, we are pursuing a financing strategy that includes open access to a variety of financing sources, including capital markets, bank credit lines and asset-backed securitizations.

Our access to external sources of financing, as well as the cost of financing, is dependent on various factors, including our unsecured debt ratings. Currently, we are rated below investment grade, with ratings on our long-term debt of “BB+” (with a stable outlook) and a short-term rating of “B” from S&P, and a “Ba1” corporate family rating with a stable outlook from Moody’s. A credit rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating. A deterioration in our ratings could impair our ability to obtain debt financing and would increase the cost of such financing. Debt ratings are influenced by a number of factors, including, among others: financial leverage on an absolute basis or relative to peers, the composition of the balance sheet and/or capital structure, material changes in earnings trends and volatility, ability to dividend monies from subsidiaries and our competitive position. Material deterioration in any one, or a combination, of these factors could result in a downgrade of our ratings, thus increasing the cost, and limiting the availability, of financing.

Consolidated Debt

As of December 31, 2013, and 2012, our consolidated debt was as detailed in the table below:

	Consolidated		Industrial Activities		Financial Services
	2013	2012	2013	2012	2013	2012
	(in millions)
Total Debt	$29,866	$27,052	$11,948	$12,032	$25,408	$22,678

We believe that Net Debt, defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivatives hedging debt is a useful analytical tool for measuring our effective borrowing requirements. This non-GAAP financial measure should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP. In addition, this non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.

The calculation of Net Debt as of December 31, 2013 and 2012 and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, are shown below:

	Consolidated		Industrial Activities		Financial Services
	2013	2012	2013	2012	2013	2012
	(in millions)
Total Debt(*)	$29,866	$27,052	$11,948	$12,032	$25,408	$22,678
Less:
Cash and cash equivalents	5,567	5,199	4,010	3,890	1,557	1,309
Restricted cash	922	885	—	—	922	885
Intersegment notes receivables	—	—	5,680	6,090	1,810	1,568
Derivatives hedging debt	44	91	44	91	—	—

Net Debt (Cash)	$23,333	$20,877	$2,214	$1,961	$21,119	$18,916

(*)	Inclusive of adjustments related to fair value hedges

The increase in the Net Debt position in 2013, compared to 2012, mainly reflects the increase in managed receivables portfolios by Financial Services.

The following table shows the change in Net Debt of Industrial Activities for 2013:

($ million)	2013
Net Debt of Industrial Activities at beginning of year	$(1,961)
Net income	828
Amortization and depreciation(*)	686
Changes in provisions and similar, and items related to assets sold under buy-back commitments, and assets under operating lease	59
Change in working capital	(19)
Investments in property, plant and equipment, and intangible assets(*)	(1,220)
Other changes	(34)

Net industrial cash flow	300
Capital increases and dividends	(374)
Currency translation differences	(179)

Change in Net Debt of Industrial Activities	(253)

Net Debt of Industrial Activities at end of year	$(2,214)

(*)	Excluding assets sold under buy-back commitments and assets under operating lease

At December 31, 2013, we had an aggregate amount of $7,182 million in bonds outstanding. For information on the terms and conditions of the bonds, including applicable financial covenants, see Note 9 to our consolidated financial statements for the year ended December 31, 2013.

Global Medium Term Note (GMTN) Program.    We have a global medium-term note program allowing for the placement of debt securities with institutional investors outside of the United States which was established in February 2011 and has a total authorized amount of €10 billion. At December 31, 2013, €2,200 million was outstanding under the program, all such debt having been issued by CNH Industrial Finance Europe S.A. and guaranteed by CNH Industrial N.V. In March 2014, CNH Industrial Finance Europe S.A. issued an additional €1 billion of 2.750% bonds at 99.471% due in March 2019.

Euro 2.0 billion Revolving Credit Facility.    On February 7, 2013, we renewed a €2 billion three-year, multi-currency revolving credit facility with 21 banks. The facility, which had €750 million outstanding at December 31, 2013, expires in February 2016 and includes:

•	financial and other customary covenants (including a negative pledge, pari passu and restrictions on the incurrence of indebtedness by certain subsidiaries);

•

customary events of default (some of which are subject to minimum thresholds and customary mitigants), including cross-default provisions, failure to pay amounts due or to comply with certain provisions under the loan agreement and the occurrence of certain bankruptcy-related events; and

•	mandatory prepayment obligations upon a change in control of CNH Industrial or the borrower.

CNH Industrial N.V. has guaranteed any borrowings under the revolving credit facility with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A., CNH Industrial Finance North America Inc.).

For more information on our outstanding indebtedness, see Note 9 to our consolidated financial statements for the year ended December 31, 2013.

We also sell certain of our finance receivables to third parties in order to improve liquidity, to take advantage of market opportunities and, in certain circumstances, to reduce credit and concentration risk in accordance with our risk management objectives.

The sale of financial receivables is executed primarily through securitization transactions and involves mainly accounts receivable from final (retail) customers and from the network of dealers to our financial services companies.

At December 31, 2013, our receivables from financing activities included receivables sold and financed through both securitization and factoring transactions of $15.0 billion ($13.8 billion at December 31, 2012), which do not meet derecognition requirements, and therefore must be recorded on our statement of financial position. These receivables are recognized as such in our financial statements even though they have been legally sold; a corresponding financial liability is recorded in the consolidated balance sheets as debt (see Note 3 to our consolidated financial statements for the year ended December 31, 2013).

Total interest-bearing debt of Financial Services was $25.4 billion at December 31, 2013 compared to $22.7 billion at December 31, 2012 and $20.7 billion at December 31, 2011. Total borrowing increased to fund the growth in the level of receivables financed by Financial Services and in the increase in operating leases.

During 2013, CNH Industrial Capital LLC (formerly known as CNH Capital LLC, a Financial Services subsidiary in NAFTA) continued to diversify its funding sources with two issues of unsecured debt securities, for an aggregate amount of $1.1 billion, including an issue of debt securities in the amount of $600 million, at an annual fixed rate of 3.625% due in 2018 and an issue of debt securities in the amount of $500 million at an annual fixed rate of 3.250% due in 2017. In 2012, CNH Industrial Capital LLC entered into a $250 million unsecured three-year revolving credit facility and issued $750 million of unsecured three-year notes.

Future Liquidity

We have adopted formal policies and decision-making processes aimed at optimizing our overall financial situation and the allocation of financial funds, cash management processes and financial risk management. Our liquidity needs could increase in the event of an extended economic slowdown or recession that would reduce our cash flow from operations and impair the ability of our dealers and retail customers to meet their payment obligations. Any reduction of our credit ratings would increase our cost of funding and potentially limit our access to the capital markets and other sources of financing.

We believe that funds available under our current liquidity facilities, those realized under existing and planned asset-backed securitization programs and issuances of debt securities and those expected from ordinary course refinancing of existing credit facilities, together with cash provided by operating activities, will allow us to satisfy our debt service requirements for the coming year. At December 31, 2013, we had available committed lines of credit of $5.1 billion, $2.2 billion of which were unused.

CNH Industrial Capital’s securitized debt is repaid with the cash generated by the underlying amortizing receivables. Accordingly, additional liquidity is not normally necessary for the repayment of such debt. CNH Industrial Capital has traditionally relied upon the term asset-backed securities market and committed asset-backed facilities as a primary source of funding and liquidity.

If CNH Industrial Capital were unable to obtain asset-backed securities funding at competitive rates, CNH Industrial’s ability to conduct its financial services activities would be limited.

Pension and Other Post-Employment Benefits

Pension Plans

Pension plan obligations primarily comprise the obligations of our companies operating in the United States, the United Kingdom and Germany (with respect to certain employees and former employees).

Under these plans, contributions are made to a separate fund (trust) which independently administers the plan assets. Our funding policy is to contribute amounts to the plan equal to the amounts required to satisfy the minimum funding requirements pursuant to the laws of the applicable jurisdictions. In addition, we make discretionary contributions in addition to the funding requirements. To the extent that a fund is overfunded, we are not required to make further contributions to the plan in respect of minimum performance requirements so long as the fund is in surplus.

The investment strategy for the plan assets depends on the features of the plan and on the maturity of the obligations. Typically, less mature plan benefit obligations are funded by using more equity securities as they are expected to achieve long-term growth exceeding inflation. More mature plan benefit obligations are funded using more fixed income securities as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored.

At December 31, 2013 and 2012, the difference between the present value of the pension plan obligations and the fair value of the related plan assets was a deficit of $776 million and $881 million, respectively. In 2013, we contributed $33 million to the plan assets and made direct benefit payments of $35 million for our pension plans. Our expected total contribution to pension plan assets and direct benefit payments is estimated to be $69 million for 2014.

Health Care Plans

Health care plan obligations comprise obligations for health care and insurance plans granted to our employees working in the United States and Canada. These plans generally cover employees retiring on or after reaching the age of 55 who have completed at least 10 years of employment. United States salaried and non-represented hourly employees and Canadian employees hired after January 1, 2001 and January 1, 2002, respectively, are not eligible for postretirement health care and life insurance benefits under our plans. These plans are not required to be funded. Beginning in 2007, we made contributions on a voluntary basis to a separate and independently managed fund established to finance the North American health care plans.

At December 31, 2013 and 2012, the difference between the present value of the health care plan obligations and the fair value of the related plan assets was a deficit of $1,019 million and $1,121 million, respectively. During 2013, benefits paid directly by us for health care plans amounted to $70 million and we expect to make direct benefit payments of $75 million in 2014.

Other Post-Employment Benefits

Other post-employment benefits consists of benefits for Italian Employee Leaving Entitlements (“TFR”) before December 31, 2006, loyalty bonus in Italy and various other similar plans in France, Germany and

Belgium. Before December 31, 2006, Italian companies with more than 50 employees were required to accrue for benefits paid to employees upon them leaving the company. The scheme has since changed to a defined contribution plan. The obligation on our consolidated balance sheet represents the residual reserve for years prior to December 31, 2006. Loyalty bonuses are accrued for employees who have reached certain service seniority and are generally settled when employees leave the company. These plans are not required to be funded and, therefore, have no plan assets.

At December 31, 2013 and 2012, the present value of the obligation for other post-employment benefits amounted to $565 million and $552 million, respectively.

In 2013, we made direct benefit payments of $43 million for other post-employment benefits and expect to make direct benefit payments of $24 million in 2014.

For further information on pension and other post-employment benefits, see “Note 11: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2013.

Joint Liability for Certain Obligations of Fiat

Fiat Industrial was formed as a result of the Demerger. CNH Industrial, as successor to Fiat Industrial, continues to be liable jointly with Fiat for any liabilities of Fiat that arose prior to effectiveness of the Demerger and that remained unsatisfied at the effective date of the Demerger in the event that Fiat fails to satisfy such liabilities. The statutory liability assumed by CNH Industrial is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until all the liabilities of Fiat existing as of the Demerger are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with Fiat in relation to tax liabilities, even if such liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. CNH Industrial estimates that the liabilities of Fiat that were outstanding as of December 31, 2013 for which CNH Industrial may be held jointly liable as described above in the event that Fiat fails to satisfy such obligations amount to approximately $5.7 billion. CNH Industrial evaluated as extremely remote the risk of Fiat’s insolvency and therefore no specific provision has been accrued in respect of the above mentioned joint-liabilities.

C. Research and Development, Patents and Licenses, etc.

Our research, development and engineering personnel design, engineer, manufacture and test new products, components, and systems. We incurred $1,222 million, $1,129 million, and $1,026 million of research and development costs in the years ended December 31, 2013, 2012, and 2011, respectively.

In a continuously and rapidly changing competitive environment, our research activities are a vital component in our strategic development. Our research and development activities are designed to accelerate time-to-market while taking advantage of specialization and experience in different markets. Technical and operational synergies and rapid technical communication form the basis of our research and development process.

Research and development activities involved approximately 6,300 employees at 48 sites around the world during 2013.

We own a significant number of patents, trade secrets, licenses and trademarks related to our products and services, and that number is expected to grow as our technological innovation continues. At December 31, 2013, we had 7,710 active granted patents, including 1,036 new patents registered during the year (in addition to 2,242 pending applications). We file patent applications in Europe, the United States and around the world to protect technology and improvements considered important to the business. Certain trademarks contribute to our identity and the recognition of our products and services and are an integral part of our business, and their loss could have a material adverse effect on us.

Agricultural Equipment—We are marketing the New Holland, Case IH and Steyr brands and logos as the primary brand names for our agricultural equipment products.

Construction Equipment—For construction equipment under New Holland, we are marketing the New Holland Construction and, through December 31, 2012, Kobelco brands in particular regions of the world. For construction equipment under Case, we are promoting the Case construction brand name and trademark.

Commercial Vehicles—We are marketing a range of commercial vehicles under the Iveco brand, buses under the Iveco Bus and Heuliez Bus brands, and firefighting and special purpose vehicles under the Magirus, Iveco Astra and Iveco Defence Vehicles brands.

Powertrain—We are marketing engines and transmissions for commercial vehicles, agricultural equipment, construction equipment, and for marine and other industrial applications under the FPT Industrial brand.

D. Trend Information

See “Item 5. Operating and Financial Review—A. Operating Results” and “Item 5. Operating and Financial Review—B. Liquidity and Capital Resources.”

E. Off-Balance Sheet Arrangements

We use certain off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including financial guarantees. Our arrangements are described in more detail below. For additional information, see “Note 13-Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2013.

Financial Guarantees

Our financial guarantees require us to make contingent payments upon the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability or the equity of the guaranteed party. These guarantees include arrangements that are direct obligations, giving the party receiving the guarantee a direct claim against us, as well as indirect obligations, under which we have agreed to provide the funds necessary for another party to satisfy an obligation.

At December 31, 2013, we had granted guarantees on the debt or commitments of third parties or unconsolidated subsidiaries totaling $513 million. These guarantees consist of obligations of certain CNH Industrial companies in favor of certain dealers in relation to bank financings as well as performance guarantees on behalf of an unconsolidated subsidiary in relation to commercial commitments for military vehicles.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2013:

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in millions of US Dollars)
Contractual Obligations*
Debt Obligations*
Bonds	$7,182	$—	$2,887	$4,295	$—
Borrowings from banks	7,169	2,544	3,663	718	244
Asset-backed financing	14,712	7,525	5,146	1,887	154
Other debt	729	234	341	109	45

Capital Lease Obligations	74	8	15	12	39
Operating Lease Obligations	255	64	89	54	48
Purchase Obligations	1,728	1,038	525	134	31
Uncertain tax positions(1)	48	48	—	—	—

Total	$31,897	$11,461	$12,666	$7,209	$561

(*)

Amounts presented exclude the related interest expense that will be paid when due. The table above does not include obligations for pensions, post-retirement benefits and health care plans. Our best estimate of expected contributions including direct benefit payment made by us in 2014 to pension plans, health care plans and other postemployment plans is $69 million, $75 million and $24 million, respectively. Potential outflows in the years after 2014 are subject to a number of uncertainties, including future asset performance and changes in assumptions, and therefore we are unable to make sufficiently reliable estimates of future contributions beyond that period.

(1)

The total amount of our tax contingencies was $289 million at December 31, 2013. Payment of these liabilities would result from settlements with tax authorities. We estimate that settlements with tax authorities may result in payment of $48 million of these liabilities in 2014. Because of the high degree of uncertainty relating to the timing of future cash outflows associated with these liabilities, we are unable to reasonably estimate the timing of any settlement with tax authorities after 2014.

Debt Obligations

For information on our debt obligations, see “Capital Resources” above and “Note 9: Debt” to our consolidated financial statements for the year ended December 31, 2013. The debt obligations reflected in the table above can be reconciled to the amount in the December 31, 2013 consolidated balance sheet as follows:

(in millions of U.S. dollar)	Ref.	Amount
Debt reflected in the December 31, 2013 consolidated balance sheet	Note 9	$29,866
Less:
Capital lease obligations		(74)

Total debt obligations		$29,792

The amount reported as debt obligations in the table above is that of our bonds, borrowings from banks, asset-backed financing and other debt (excluding capital lease obligations, which are reported in a separate line item in the table above).

Capital Lease Obligations

Our capital leases consist mainly of industrial buildings and plant, machinery and equipment used in our business. The amounts reported above include the minimum future lease payments and payment commitments due under such leases.

Operating Lease Obligations

Our operating leases consist mainly of leases for commercial and industrial properties used in carrying out our businesses. The amounts reported above under “Operating Lease Obligations” include the minimal rental and payment commitments due under such leases.

Purchase Obligations

Our purchase obligations at December 31, 2013, included the following:

•

the repurchase price guaranteed to certain customers on sales with a buy-back commitment which is included in the line item other payables in our consolidated statement of financial position in an aggregate amount of $1,380 million; and

•	commitments to purchase tangible fixed assets, largely in connection with planned capital expenditures, in an aggregate amount of approximately $348 million.

G. Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This annual report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this filing, including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “design,” “target,” “objective,” “goal,” “forecast,” “projection,” “prospects,” “plan,” or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements, including, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the evolution of our alliance with KCM; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis, other similar risks and uncertainties and our success in managing the risks involved in the foregoing.

Forward-looking statements speak only as of the date on which such statements are made.

Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our outlook is based upon assumptions, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statements.

Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Item 3. Key Information—D. Risk Factors” of this annual report.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The Board of Directors consists of eleven directors, who were elected on September 9, 2013 at the General Meeting of Shareholders, seven of whom are independent as provided in the listing standards and rules of the NYSE. The term of office of the current Board of Directors will expire on April 16, 2014 and the shareholders at our 2014 annual general meeting will elect a new Board of Directors for a one-year term.

As of March 31, 2014, our directors and certain senior managers are as set forth below:

Name	Position with CNH Industrial
Jacqueline Tammenoms Bakker	Director, Member of the Governance and Sustainability Committee
John Elkann	Director, Senior Non-Executive Director, Chairman of the Governance and Sustainability Committee, Chairman of the Compensation Committee
Mina Gerowin	Director, Member of the Governance and Sustainability Committee
Maria Patrizia Grieco	Director, Member of the Compensation Committee
Léo W. Houle	Director, Member of the Compensation Committee
Peter Kalantzis	Director, Member of the Audit Committee, Member of the Compensation Committee
John B. Lanaway	Director, Member of the Audit Committee
Sergio Marchionne	Director, Chairman
Guido Tabellini	Director, Member of the Audit Committee
Jacques Theurillat	Director, Chairman of the Audit Committee
Richard Tobin	Director, Chief Executive Officer, Global Brand President, Case Construction Equipment, Global Brand President, New Holland Construction Equipment
Giovanni Bartoli	Chief Operating Officer for Powertrain
Massimiliano Chiara	Chief Financial Officer
Brad Crews	Chief Operating Officer-NAFTA
Vilmar Fistarol	Chief Operating Officer-LATAM
Franco Fusignani	Chief Operating Officer-Iveco
Oddone Incisa della Rocchetta	President-Financial Services
Dario Ivaldi	Chief Technical Officer
Andreas Klauser	Chief Operating Officer-EMEA, Brand President-Case IH
Linda Knoll	Chief Human Resources Officer
Carlo Lambro	Brand President-New Holland Agricultural Equipment
Dino Maggioni	President-Parts and Services, Head of Precision Solutions & Telematics
Alessandro Nasi	President-Specialty Vehicles, Group Executive Council Executive Coordinator
Derek Neilson	Chief Manufacturing Officer
Stefano Pampalone	Chief Operating Officer-APAC
Adrian Pipe	Chief Quality Officer
Lorenzo Sistino	Brand President-Iveco
Annalisa Stupenengo	Chief Purchasing Officer

•	Jacqueline Tammenoms Bakker, Director (Non-Executive Director—independent), Member of the Governance and Sustainability Committee

Jacqueline A. Tammenoms Bakker was a Director of Fiat Industrial S.p.A. from April 5, 2012 until the merger of the company into CNH Industrial.

Jacqueline Tammenoms Bakker (1953) studied at Oxford University (BA) and the Johns Hopkins School for Advanced International Studies in Washington D.C. (MA). She joined Shell International in 1977 holding a number of positions in The Netherlands, the U.K. and Turkey. In 1989 she joined McKinsey where she worked as a consultant in the U.K. and The Netherlands until 1995 when she was appointed Vice-President Food Europe at Quest International (Unilever) in The Netherlands. In 1999 she moved to the public sector in The Netherlands, firstly as Director of GigaPort (a public-private initiative to roll out broadband networks), and then as Director-General of Freight Transport (2001-2004) and Director-General of Civil Aviation and Freight Transport (2004-2007) at the Dutch Ministry of Transport. In 2006 she was awarded the Légion d’Honneur for her contribution to cooperation between The Netherlands and France, and in 2006/2007 she chaired the High Level Group on the regulatory framework for civil aviation reporting to the EU Commissioner for Transport. Since 2008 Ms. Tammenoms Bakker has been an independent board member and is currently a member of the boards of Tesco PLC (U.K.) and Vivendi (France). She is Chairman of the Van Leer Group Foundation (NL) and Vice-Chair of the advisory board of the Rotterdam School of Management.

•	John Elkann, Director (Senior Non-Executive Director), Chairman of the Governance and Sustainability Committee, Chairman of the Compensation Committee

John Elkann was a Director of Fiat Industrial S.p.A. from incorporation of the company until its merger into CNH Industrial. Born in New York in 1976, Mr. Elkann holds a degree in Management Engineering from Politecnico di Torino. He was appointed Chairman of Fiat S.p.A. in April 2010, where he had served as Vice Chairman since 2004 and Board member since December 1997. Mr. Elkann is also Chairman and Chief Executive Officer of EXOR S.p.A. and Chairman of Giovanni Agnelli e C. S.a.p.az.. In addition, he serves as Chairman of Editrice La Stampa and is also on the boards of The Economist Group, News Corporation and Banca Leonardo. While at university, he gained experience at various Fiat Group companies in the U.K. and Poland (manufacturing), as well as France (sales and marketing). The formal start to his career was in 2001, when he joined General Electric as a member of Group Audit, with assignments in Asia, the USA and Europe. Mr. Elkann is member of the IAC of Brookings Institution and of MoMA. He also serves as Vice Chairman of the Italian Aspen Institute and the Giovanni Agnelli Foundation.

•	Mina Gerowin, Director (Non-Executive Director), Member of the Governance and Sustainability Committee

Born in New York, Ms. Gerowin has an A.B. from Smith College in Political Economy, a J.D. from the University of Virginia School of Law and an M.B.A. from Harvard Business School where she was a Baker Scholar. She practiced law in Switzerland and New York then worked as Investment Banker in International Mergers and Acquisitions at Lazard Frères in New York and Paris. Ms. Gerowin formed her own consulting and investing company, completing five LBO transactions and participated in their direction as an officer and director. After their sale she consulted internationally. Ms. Gerowin was a Managing Director and partner of Paulson Europe LLP in London working on event, credit, distressed, recovery and merger arbitrage. She joined Paulson & Co. in 2004, helping establish the hedge fund’s Event fund. Mina Gerowin is also Director of Exor S.p.A.

•	Maria Patrizia Grieco, Director (Non-Executive Director—independent), Member of the Compensation Committee

Maria Patrizia Grieco was a Director of Fiat Industrial S.p.A. from April 5, 2012 until the merger of the company into CNH Industrial.

Maria Patrizia Grieco was born in Milan and holds a degree in Law from the Milan State University. She began her carrier in 1977 at the Italtel Legal & General Affairs division, becoming Head of the division in 1994. In 1999 she was appointed Italtel Chief Operating Officer to reorganize and reposition the company, of which she became CEO in 2002. From September 2003 to January 2006, she was CEO of Siemens Informatica, the Siemens Business Services parent company in Italy. She became Member of the Executive Council of Siemens Business Services at worldwide level. In February 2006 she became Partner of Value Partners and CEO of the Value Team Group, which provides IT consultancy and services in Italy and abroad with approximately 2,700 professionals. In November 2008 she was appointed CEO of Olivetti and from June 2011 to March 2013 she also served as Chairman. Since March 2013, she has been Executive Chairman of Olivetti. She has been on the Board of Save the Children since December 2010. In June 2013 she was appointed member of the Board of Italgas S.p.A. She has also served as Member of the Board of Directors of Ferretti S.p.A., of the Milan Triennale and of the European Advisory Board of Guidant, a leading medical equipment manufacture.

•	Léo Houle Director, Director (Non-Executive Director—independent), Member of the Compensation Committee

Mr. Houle was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial. On September 6, 2011, Mr. Houle was appointed to the Board of Directors of Chrysler Group LLC.

Mr. Houle was Chief Talent Officer of BCE Inc. and Bell Canada, Canada’s largest communications company, from June 2001 until his retirement in July 2008. Prior to joining BCE and Bell Canada, Mr. Houle was Senior Vice-President, Corporate Human Resources of Algroup Ltd., a Swiss-based diversified industrial company. From 1966 to 1987, Mr. Houle held various managerial positions with the Bank of Montreal, the last of which was Senior Manager, Human Resources Administration Centers. In 1987, Mr. Houle joined the Lawson Mardon Group Limited and served as Group Vice-President, Human Resources until 1994 when Algroup Ltd. acquired Lawson Mardon Group at which time he was appointed Head of Human Resources for the packaging division of Algroup and in 1997 Head of Corporate Human Resources of Algroup, Ltd. Mr. Houle completed his studies at the College Saint Jean in Edmonton, attended the Executive Development Program in Human Resources at the University of Western Ontario in 1987 and holds the designation of Certified Human Resources Professional (CHRP) from the Province of Ontario.

•	Peter Kalantzis, Director (Non-Executive Director—independent), Member of the Audit Committee, Member of the Compensation Committee

Mr. Kalantzis was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial.

Mr. Kalantzis has been a non-executive member of various boards of directors since 2001. Prior to 2000, he was responsible for Alusuisse-Lonza Group’s corporate development and actively involved in the de-merger and stock market launch of Lonza, as well as the merger process of Alusuisse and Alcan. Mr. Kalantzis served as head of the Chemicals Division of Alusuisse-Lonza Group from 1991 until 1996. In 1991 Mr. Kalantzis was appointed Executive Vice-President and Member of the Executive Committee of the Alusuisse-Lonza Group. Between 1971 and 1990 he held a variety of positions at Lonza Ltd. in Basel. Mr. Kalantzis is Chairman of the Board of Directors of Movenpick-Holding Ltd., Baar (Switzerland); Chairman of the Board of Clair Ltd., Cham (Switzerland); Chairman of Von Roll Holding Ltd., Breitenbach (Switzerland); Chairman of Lamda Development Ltd., Athens (Greece); Chairman of Elpe-Thraki S.A., Athens (Greece); Chairman of Zuricher Goldhandel AG, Cham (Switzerland) and Chairman of Degussa Sonne/Mond Goldhandel AG, Cham (Switzerland). He is a member of the Board of Paneuropean Oil and Industrial Holdings, Luxembourg; of Lamda Consolidated Holdings, Luxembourg; of Transbalkan Pipeline BV, Amsterdam; of SGS Ltd., Geneva (Switzerland); and of Hardstone Services SA, Geneva (Switzerland). From 1993 until 2002, he served on the Board of the Swiss Chemical and Pharmaceutical Association as Vice-President and in 2001-2002 as President. Mr. Kalantzis holds a Ph.D. in Economics and Political Sciences from the University of Basel and engaged in research as a member of the Institute for Applied Economics Research at the University of Basel between 1969 and 1971.

•	John B. Lanaway, Director (Non-Executive Director—independent), Member of the Audit Committee

Mr. Lanaway was a Director of CNH Global N.V. from April 7, 2006 until the integration of the company into CNH Industrial. On September 6, 2011, Mr. Lanaway was appointed to the Board of Directors of Chrysler Group LLC.

Mr. Lanaway was Executive Vice President and Chief Financial Officer, North America, of McCann Erickson, one of the largest marketing communications networks in the world, from November 2007 until June 2011. From January 2001 to November 2007, he held similar positions at Ogilvy North America. Previously, he held the positions of Chief Financial Officer and Senior Vice President at Geac Computer Corporation Limited from 1999 to 2001; Chief Financial Officer of Algorithmics Incorporated from 1997 to 1999; and Senior Vice President and Chief Financial Officer at Spar Aerospace from 1995 to 1996. Beginning in 1985 to 1995 Mr. Lanaway held various positions with Lawson Mardon Group Limited, including Sector Vice President, Labels North America from 1993 to 1995; Group Vice President and Chief Financial Officer from 1989 to 1992; General Manager, Lawson Mardon Graphics from 1988 to 1989; and Vice President, Financial Reporting and Control from 1985 to 1987. At Deloitte & Touche he served as Client Service Partner from 1980 to 1985 and as Student-Staff Accountant-Supervisor-Manager from 1971 to 1980. Mr. Lanaway is a member of the Chartered Professional Accountants of Ontario (CPA, CA) and has a Bachelor of Arts degree from the University of Toronto.

•	Sergio Marchionne, Chairman (Executive-Director)

Sergio Marchionne is Chairman of CNH Industrial N.V. He was Chairman of Fiat Industrial S.p.A. and CNH Global N.V. until the merger of these companies into CNH Industrial. He also serves as CEO of Fiat S.p.A. and Chairman and CEO of Chrysler Group LLC.

He holds a Bachelor of Arts with a major in Philosophy from the University of Toronto and a Bachelor of Laws from Osgoode Hall Law School at York University in Toronto, as well as a Master of Business Administration and a Bachelor of Commerce from the University of Windsor (Canada). Mr. Marchionne is a barrister, solicitor and is a member of the Chartered Professional Accountants of Ontario (CPA, CA).

He began his professional career in Canada. From 1983 to 1985, he worked for Deloitte & Touche. From 1985 to 1988, at the Lawson Mardon Group of Toronto. From 1989 to 1990, he served as Executive Vice President of Glenex Industries. From 1990 to 1992, he was Chief Financial Officer (CFO) at Acklands Ltd. From 1992 to 1994, also in Toronto, he held the position of Vice President of Legal and Corporate Development and CFO of the Lawson Group. From 1994 to 2000, he covered various positions of increasing responsibility at Algroup, headquartered in Zurich (Switzerland), until becoming its CEO. He then went on to head the Lonza Group Ltd first as CEO (2000-2001) and then as Chairman (2002). In February 2002, he became CEO of the SGS Group of Geneva. In March 2006, he was appointed Chairman of the Company, a position which he continues to hold. He was non-executive Vice Chairman and Senior Independent Director of UBS from 2008 until April 2010. Mr. Marchionne has been a member of the Board of Fiat S.p.A. since May 2003 and was appointed CEO in June 2004. He became CEO of Chrysler Group LLC in June 2009, as well as Chairman in September 2011. In May 2010, he joined the Board of Directors of Exor S.p.A. He is a member of the Board of Philip Morris International Inc. and of the Board of the Peterson Institute for International Economics as well as Chairman of the Italian Branch of the Council for the United States and Italy.

•	Guido Tabellini, Director (Non-Executive Director—independent), Member of the Audit Committee

Guido Tabellini was a Director of Fiat Industrial S.p.A. from March 10, 2011 until the merger of the company into CNH Industrial.

Guido Tabellini is a professor at Università Bocconi, where he also served as Rector from November 2008 to October 2012. Also at Bocconi, he served as Director and then President of the Innocenzo Gasparini Institute for Economic Research (IGIER). Prior to that, Mr. Tabellini was an assistant professor of economics at Stanford University, UCLA, Università di Cagliari and Università di Brescia.

He has been a research fellow and advisor for numerous international organizations and research institutes and was a member of the Council of Economic Advisors to the Italian Prime Minister and the Privatization Committee and Advisory Panel on Public Expenditures to Italian Ministry of the Economy. Mr. Tabellini was born in January 1956 and received a Ph.D. in Economics from UCLA in 1984. He is a member of several international research institutes, including CES-IFO (Munich), CEPR (London) and CIFAR (Toronto). He is a Fellow of the Econometric Society and a Foreign Honorary Member of the American Academy of Arts and Sciences. He has won the Y. Jahnsson Award from the European Economic Association and is also a former President of the European Economic Association. Mr. Tabellini has published numerous articles and books on macro-economics and political, international and public economics. He is also columnist for Il Sole 24 Ore. Board memberships at other listed companies: CIR.

•	Jacques Theurillat, Director (Non-Executive Director—independent), Chairman of the Audit Committee

Born on March 20, 1959, Mr. Theurillat was a Director of CNH from April 7, 2006 until the merger of the company into CNH Industrial. Since May 2008, Mr. Theurillat has served as Partner of Ares Life Sciences, a private equity fund whose objective is to build a portfolio in life sciences. Mr. Theurillat served as the Serono SA Deputy CEO until December 2006. In addition to his role as Deputy CEO, he was appointed Senior Executive Vice President, Strategic Corporate Development in May 2006 and was responsible for developing the company’s global strategy and pursuing Serono’s acquisition and in-licensing initiatives. From 2002 to 2006, Mr. Theurillat served as Serono’s President of European and International Sales & Marketing. In this position he was responsible for Serono’s commercial operations in Europe, IBO, Asia-Pacific, Oceania/Japan, Latin America and Canada. He became a Board member in May 2000. From 1996 to 2002, he was Chief Financial Officer. He previously served as Managing Director of the Istituto Farmacologico Serono in Rome, where he started in 1994. In 1993, he was appointed Vice President Taxes and Financial Planning for Serono. In 1990-1993, Mr. Theurillat worked outside Serono, running his own law and tax firm. Before that, he was Serono’s Corporate Tax Director, a post to which he was appointed in 1988. He first joined Serono in 1987 as a Corporate Lawyer working on projects such as the company’s initial public offering. Mr. Theurillat is a Swiss barrister and holds Bachelor of Law degrees from both Madrid University and Geneva University. He also holds a Swiss Federal Diploma (Tax Expert) and has a Master’s degree in Finance.

•	Richard J. Tobin, Chief Executive Officer (Executive-Director), Global Brand President, Case Construction Equipment, Global Brand President, New Holland Construction Equipment

Mr. Tobin is Chief Executive Officer of CNH Industrial N.V. and Global Brand President for CNH Industrial Construction Equipment. Prior to the integration of Fiat Industrial S.p.A. and CNH into CNH Industrial, he was Group Chief Operating Officer of Fiat Industrial S.p.A. and President and Chief Executive Officer of CNH, a role he assumed in January 2012 after two years as Chief Financial Officer (CFO) for CNH. Mr. Tobin carries forth extensive experience in international finance and management that he acquired through regional and global leadership positions of growing responsibility and scope. He began his career with GTE Corporation in Stamford, Connecticut (U.S.), as Vice President of International Marketing. In 1995, he joined Alusuisse-Lonza SA in Zurich, Switzerland, as General Manager and Vice President, where he remained until 2001, the year when he joined Alcan Aluminum of Montreal, Canada, with a general management role. In 2002, Mr. Tobin joined SGS Group of Geneva, Switzerland, where he became the Chief Operating Officer for North America. In 2004, he became SGS Group’s Chief Finance Officer & head of Information Technology, a position he retained for six years before finally joining CNH in March 2010. Mr. Tobin holds Bachelor of Arts and Master of Business Administration degrees from Norwich University and Drexel University, respectively. He currently sits on the U.S. Chamber of Commerce Board of Directors and is a member of the Business Roundtable.

•	Giovanni Bartoli, Chief Operating Officer-Powertrain

Mr. Bartoli has been the CEO of FPT Industrial since January 2011. Before joining Fiat, he spent 12 years at Spica, a major supplier of automotive components owned by Alfa Romeo, where he held a variety of positions of increasing responsibility. Prior to creation of the sector Fiat Powertrain Technologies, Mr. Bartoli had a variety of roles within Fiat Auto, holding key positions in the Product Portfolio and Manufacturing areas. From 2008 to 2010, he held the positions of Vice President Business Development and Vice President International Operations with global responsibility for optimization of FPT’s partnerships. He was appointed Vice President International Operations in January 2007. From 2005 to 2007, he served as Vice President Sales & Marketing for FPT’s Passenger & Commercial Vehicles business. Mr. Bartoli holds a Master’s Degree in Mechanical Engineering.

•	Massimiliano (Max) Chiara, Chief Financial Officer

Mr. Chiara prior to his appointment as Chief Financial Officer of CNH Industrial in August 2013, was appointed Chief Financial Officer and Head of Business Development for Fiat Automobiles Latin America (FIASA) in January 2013. Prior to his assignment in FIASA, Mr. Chiara was the Head of Financial Planning and Analysis and Business Development Finance for Fiat S.p.A. and Chrysler Group LLC. His previous experience includes the position of Director of Business Development and International Operations Finance in Fiat Powertrain Technologies, as well as Director of Financial Operations Italy and Director of Finance – Global Treasury at Teksid Aluminum. Mr. Chiara holds a Bachelor degree of Business, Management and Administration from the Luigi Bocconi University in Milan (Italy) and a CEMS Master’s in International Management from the Bocconi University and the Universität zu Köln (Germany).

•	Brad Crews, Chief Operating Officer-NAFTA

Brad Crews assumed the role of Chief Operating Officer NAFTA in April 2014. Mr. Crews joined CNH from General Motors in 1994 as a Reliability Specialist, bringing with him diverse experience in facilities, reliability engineering, product management and product development. In 2000, he was appointed Director of Industrial Operations for Crop Production Global Product Line, and, from 2002-2005, served as Plant Manager of CNH’s facility in New Holland, Pennsylvania (U.S.). In 2006, he became Vice President of North American Agricultural Manufacturing, where he served until he was appointed as Senior Vice President of Product Quality & Technical Support in 2009. Mr. Crews holds a Bachelor of Science degree in Engineering from the University of Illinois, a Master’s degree in Engineering from the University of Michigan and a Master’s degree in Management from Rensselaer Polytechnic Institute.

•	Vilmar Fistarol, Chief Operating Officer-LATAM

Mr. Fistarol was appointed Head of Group Purchasing Global and named a member of Fiat Chrysler Group Executive Council (GEC) on September 1, 2011. Mr. Fistarol was appointed Director of Human Resources with Fiat Group Automobiles Latin America in June 2010. Concurrently, he was appointed Executive Vice President of Fiat Group Automobiles Argentina. Prior to this role, he was President and CEO of Teksid (Fiat Group Foundry) for Nafta and Mercosul from January 2008 to June 2010. From 2005 to 2007, he was Director of Purchasing for Fiat in Latin America. From 2001 to 2005, during the joint venture GM-Fiat WW Purchasing, he was the Executive Director for Purchasing Operations Fiat Latin America and Director of Powertrain and Metallic Purchasing for Latin America, Africa and Middle East. From 1991 to 2001, he served in various roles within Purchasing including Director of Fiat Auto Argentina Purchasing, Purchasing Executive Director of Fiat Auto Metallic Italy and Executive Director of Purchasing for GM-Fiat Powertrain Europe. Mr. Fistarol worked in various roles for Agrale (Brazilian O&M) from 1981 to 1991 and for the Metallurgical Division of Abramo Eberle-Casting Division from 1978 to 1980. He trained in metallurgy at the Technical School Tupy-SC, and graduated in Business Administration at the University of Caxias do Sul, in addition to obtaining an

MBA in FDC / Kellogg School of Management in the U.S. and an MBA in FDC / INSEAD in France. Fistarol was President of Brazil SAE (Society of Automotive Engineers) in 2007-2008.

•	Franco Fusignani, Chief Operating Officer-Iveco

Mr. Fusignani has served as the Chief Operating Officer for Iveco since September 2013, was Brand President of New Holland Agricultural Equipment and, in September 2010, he assumed also the role of President of New Holland Agricultural Equipment, Previously, since April 2007, he was CEO of CNH International. Joining the Fiat Group as an engineer in 1970, Mr. Fusignani has gained extensive experience through his roles in both the industrial and business sectors of the Group. In 1978, Mr. Fusignani was appointed head of Fiat’s truck, bus and engine operations in Latin America and in 1981, established the new Fiat Diesel Engine Division in Europe. In 1986, he assumed the role of Vice President of Industrial Agricultural and Construction Equipment operations and in 1992, was assigned responsibility for the European Agricultural Commercial operations. In 1996, Mr. Fusignani took the lead of the International Agricultural business, focusing on the company’s presence in China, India, Mexico, Poland and Turkey, and the larger Africa, Asia, Middle East and CIS regions. From 2002 to 2007, he served first as Senior Vice President of CNH Agricultural Operations in Europe and later as Senior Vice President of CNH Agricultural Industrial Product Development prior to becoming CEO of CNH International. Mr. Fusignani holds a degree in Electronic Engineering and Industrial Implants from the University of Rome “La Sapienza”.

•	Oddone Incisa della Rocchetta, President-Financial Services

Mr. Incisa della Rocchetta was CEO and General Manager of FGA Capital since March 2011. Mr. Incisa started his professional career with the Fiat Group in the Finance team of Fiat Bank in Germany in 1997. He spent 4 years with this team and finished as the Head of Control and Treasury. In 2001, he moved to Brazil and was the CFO of Banco Fiat for two years. Mr. Incisa della Rocchetta then moved to Turin, Italy in 2003 as the Head of Financial Planning & Analysis for Fidis Retail and FGA Capital. In 2008, he moved to Racine, Wisconsin as the CFO for CNH Capital. He was born in Italy and holds degrees in Economics, cum laude, from University of Turin and a Master’s degree in Management from ESCP-Europe (formerly, EAP) Paris, Oxford and Berlin.

•	Dario Ivaldi, Chief Technical Officer

Mr. Ivaldi assumed the role of Chief Technical Officer in November 2012. Mr. Ivaldi joined Fiat Auto in 1990 with responsibility for high performance gasoline engine development after several years at the Rolls Royce Aviation Military Turbine Division in London. In 1994, he was appointed Chief Engineer of the new Direct Injection Common Rail Diesel engine family. He joined Detroit Diesel Co. (Redford, MI, U.S.) in 1998, where he spent two years as Product Line Director for Passenger Car & Light Duty Diesel Engines. From 2001-2006, Mr. Ivaldi served as Diesel Engine Director at the Fiat Research Center (Centro Ricerche Fiat—CRF) and in 2006 was later appointed Vice President of Diesel platforms (passenger on road and off-road) at Fiat Powertrain Technologies (FPT). In 2008, he joined CNH from FPT as Senior Vice President of Construction Equipment Product Development, a role he held until March 2011. From April 2011 to October 2012 he covered the role of Senior Vice President of Agricultural Product Development for CNH. Mr. Ivaldi holds a doctoral degree in Mechanical Engineering from the University of Genoa.

•	Andreas Klauser, Chief Operating Officer-EMEA, Brand President-Case IH

Mr. Klauser assumed the role of President of Case IH Agricultural Equipment in December 2009. He has more than 20 years of experience in the agricultural industry, much of which he has gained through roles of increasing importance within CNH. Mr. Klauser joined the Case IH brand in 1990 as Export Manager for Steyr tractors in Western and Eastern Europe. From 1997-2006, he served as Business Director, Austria and Central Europe for the Case IH, New Holland Agriculture, and Steyr brands. In addition to this role, he also became Sales and Marketing Director, Poland, in 2001. In 2006, he was appointed Vice President and General Manager, Europe for Case IH and Steyr, a role he held until assuming his global position as head of the Case IH brand. Mr. Klauser holds a degree from Steyr’s

HTBLA program, a Federal Higher Technical Institute for Mechanical Engineering, and a degree in Export Business from the University of Linz.

•	Linda Knoll, Chief Human Resources Officer

Ms. Knoll has served as Chief Human Resource Officer (CHRO) for CNH Industrial N.V since September 2007 and is a member of the Company’s Group Executive Council (GEC). She is also the CHRO for Fiat Chrysler, since September 2011, and a member of its GEC. Ms. Knoll first joined CNH Industrial in 1994, (in predecessor company Case Corporation), from the Land Systems Division of General Dynamics Corporation. Since then, she has held numerous roles which ultimately culminated in a variety of high-level leadership appointments. With the formation of CNH Global N.V. in 1999, Ms. Knoll became Vice President and General Manager of the Company’s Global Crop Production business. From 2003-2005, she served as Vice President, North America Agricultural Industrial Operations. For the following two years she was Executive Vice President, Worldwide Agricultural Manufacturing, covering twenty factories in ten countries around the world; and then briefly was Executive Vice President, Agricultural Product Development. She represented CNH on the National Association of Manufacturers (NAM) Board of Directors from 2007-2011. From 2010-2011, Ms. Knoll served as interim President of CNH Parts and Service, concurrent with her CHRO duties. Knoll holds a Bachelor of Science degree in Business Administration from Central Michigan University.

•	Carlo Lambro, Brand President-New Holland Agricultural Equipment

Mr. Lambro was appointed Brand President for New Holland Agricultural Equipment in September 2013. Mr. Lambro joined the New Holland Agriculture brand more than 25 years ago, starting his career in 1987 with Fiat Agri brand. Throughout his career he gained extensive, commercial experience in Europe, central and eastern Europe, Russia and CIS , Mexico, Middle East, Africa and Asia. As such, he was appointed as Sales Manager New Holland Brand Portugal in 1990 and sales director in 1992. In 1994, he assumed commercial responsibility for all Eastern Europe countries and became Business Director for CIS area, China and Far East in 1999. One year later he was appointed Business Director for Russia and CIS, with responsibility for all agricultural brands within the Fiat Group, including New Holland and CASE IH. In January 2004, Mr. Lambro was appointed General Manager of Shanghai New Holland Agriculture Machine Corporation in addition to his responsibilities as CNH Country Manager for China. Mr. Lambro was appointed Business Director New Holland Agriculture and CASE IH Agriculture for Italy in 2006 and one year later he was appointed Vice President New Holland Agriculture Europe, and in 2013 Vice President for the EMEA region. Mr. Lambro holds a Master degree of Agricultural Engineering from the University of Bologna.

•	Dino Maggioni, President-Parts and Services, Head of Precision Solutions & Telematics

Mr. Maggioni, born in Ivrea (Italy) on March 15th 1968, President for Parts and Service and Head of Precision Solutions & Telematics was appointed CEO of Aftermarket Parts and Service for Magneti Marelli, the Components sector of Fiat Chrysler Group, in September 2007. In 2012, he was assigned additional responsibilities as General Manager for Magneti Marelli Latin America operations and as CEO of Shock Absorbers Business Line. Mr. Maggioni joined the Fiat Group in 2001 as Purchasing Director for Magneti Marelli Electronic Systems in France and, after a further experience as Quality and Supplier Management Director for the same business, in 2005 was appointed Purchasing Vice President for Magneti Marelli Group. Prior to Fiat, he had experiences in Supply Chain, Logistics, and Purchasing in diverse, multi-national companies. Mr. Maggioni holds a degree in Electronics Engineering from Politecnico di Milano and a Master’s degree from Politecnico di Milano School of Management (MIP).

•	Alessandro Nasi, President-Specialty Vehicles, Group Executive Council Executive Coordinator

Mr. Nasi assumed the role of Chief Business Development Officer of Fiat Industrial in November 2012. In 2008, he was appointed Senior Vice President of Business Development for CNH. He also served as Head of Business Development for Fiat Industrial and Secretary of the Fiat Industrial Executive Council (FIEC) since January 2011. Mr. Nasi first joined the Fiat Group in 2005 with responsibility for Asia Business Development, supporting Fiat Group sectors. He started his career as a financial analyst at Europlus Asset Management (a division of Unicredit) in Dublin, PricewaterhouseCoopers in Turin, and at Merrill Lynch and JP Morgan in New York. He also worked as an Associate in the Private Equity Division of JP Morgan Partners in New York. In 2007, Mr. Nasi was appointed Vice President of Business Development and a member of the Steering Committee of Fiat Powertrain Technologies. In 2008, he joined CNH, where in addition to his current responsibilities, he also served as Senior Vice President of Network Development from 2009-2011. Mr. Nasi is a Managing Partner of Giovanni Agnelli e C. Sapaz. He is Vice Chairman of the board of Exor. He also sits on the board of Cushman & Wakefield and. He holds a degree in Economics from the University of Turin.

•	Derek Neilson, Chief Manufacturing Officer

Mr. Neilson assumed the role of Senior Vice President of Agricultural Manufacturing for CNH in January 2010. Mr. Neilson has more than 20 years of experience in production and manufacturing engineering. He first joined CNH in 1999 with responsibility for the Basildon (UK) Plant Engine Manufacturing Business Unit. He later advanced to take the lead of the Tractor Manufacturing Business Unit. In 2004, Mr. Neilson was appointed Plant Manager of CNH’s Basildon (UK) tractor facility. After several years in this role, he became Vice President of Agricultural Manufacturing, Europe, where he served until assuming global responsibilities in 2010. Mr. Neilson holds a BTEC HNC in Mechanical and Production Engineering.

•	Stefano Pampalone, Chief Operating Officer-APAC

Mr. Pampalone joined CNH in 1999 covering from the very beginning roles of increasing responsibilities in Europe, AME and Asia Pacific markets. Stefano, who is 46 years old, has a degree in Mechanical Engineering from the University of Trieste and has subsequently achieved an MBA in Business Administration at Profingest of Bologna. In 2001, after gaining commercial experience in parts and whole goods in Poland, India, Africa and Middle East, he was appointed Business Manager Southern Africa and Iran for all Agricultural Brands in the Fiat Group. In 2004 he became Marketing & Commercial Service Director for Agricultural Equipment in Asia, CIS, AME & JV’s (China, India, Turkey, Pakistan, and Japan). From 2005 till 2009 he first served as Business Director for CNH Agricultural Business in Italy and after one year as Business Director Africa & Middle East. In 2009 he was appointed General Manager of Agricultural and Construction Equipment Business in India and Pakistan; consequently he was in charge of India, AME, CASIA, Ukraine, and Pakistan. In February 2013 he was appointed Country Manager for CNH in India, Far East and Japan.

•	Adrian Pipe, Chief Quality Officer

Adrian Pipe assumed the role of Chief Quality Officer for CNH Industrial in April 2014. Mr. Pipe joined CNH Industrial in 1988 as a Training Instructor, and in 1993 became Area Service Manager for the New Holland brand in the Asia Pacific Region. From 1999-2006, he held various roles in Customer and Dealer Support for the UK and Europe, as well as Manufacturing Quality, Product Behavior and Technical Support for Agricultural and Construction Equipment. In 2006, he became responsible for Product Support Agriculture and Construction Equipment Europe. From 2008-2011 he covered a number of roles including manufacturing product launches and assignments on projects in Poland and Brazil. From 2011-2013 he served as Director of Product Support EMEA supporting four Agriculture and Construction Equipment brands. In 2013 Mr. Pipe was appointed as Vice President of Product Support for EMEA supporting Agriculture, Construction, Iveco Truck, Bus and Specialty businesses. Mr. Pipe holds both a BTEC ND in Agricultural Engineering and BTEC HND in Mechanical Engineering from Rycotewood College UK.

•	Lorenzo Sistino, Brand President-Iveco

Mr. Sistino has been the Brand President for Iveco since January 2013 and member of the GEC for CNH Industrial, was appointed Head of Commercial Vehicles and named member of the Group Executive Council (GEC) for Fiat S.p.A. on 1 September 2009. He was also Head of Commercial

Operations and Lead Executive for the Fiat Professional brand for Fiat Group Automobiles. Mr. Sistino started his professional career in 1980 at Grimaldi Immobiliare, where he worked for two years, and then moved to Carrozzeria Bertone. In 1987, he joined Fiat and worked in the Commercial and Marketing Department, assuming roles with increasing responsibility. In 2002, he was appointed Head of Commercial Vehicles Sales and Marketing and in 2004 he was given responsibility for the Light Commercial Vehicles brand and, from July 2005, also Fiat brand sales. At the end of 2006, he was named President of New Holland Agriculture and Managing Director of New Holland Agricultural Equipment S.p.A. In 2007, he became Managing Director of Fiat Automobiles and of Fiat Professional the following year. From January 2009 through December 2012, he was also responsible for European Sales for the Alfa Romeo, Fiat, and Lancia brands. He was born in Italy on May 12, 1962 and holds a degree in Political Science from University of Turin.

•	Annalisa Stupenengo, Chief Purchasing Officer

Ms. Stupenengo has been serving as the Chief Purchasing Officer of CNH Industrial since September 2013. Ms. Stupenengo was appointed Head of Group Purchasing EMEA Region for Fiat Chrysler in January 2013. Prior to this role she was Senior Vice President of Purchasing for CNH, with joint responsibility of Mechanical Commodity for Fiat Group Purchasing. She joined Fiat Group in 1996 in the Sales & Marketing area. Following international experience as manager of a cost reduction task force and CEO assistant in Morocco in 2000, she began her career in the JV GM Fiat Worldwide Purchasing. She assumed the role of Purchasing Platform manager in 2001 leading an international team based in Sweden and Italy. From 2003-2005, Ms. Stupenengo was responsible for the Electrical and Electronics components, for which she held the same role for the Company Purchasing FGA until 2006. She was then appointed Purchasing Global Commodity Director, establishing the new Powertrain Purchasing department in Fiat Powertrain Technologies S.p.A. In 2008, Ms. Stupenengo joined Fiat Group Purchasing as Powertrain System Commodity Director and in July of the same year became Vice President of the Electrical Commodity & FPT Sector with a global responsibility in Europe, the USA, Brazil, China and India. Ms. Stupenengo earned a degree in Management Engineering from Polytechnic University of Turin.

There is no family relationship among any of our Directors or senor managers set forth above.

B. Compensation

Directors’ Compensation

The following table summarizes remuneration paid or accrued to Directors for the year ended December 31, 2013, including the former CNH Global and Fiat Industrial boards of directors until the end of their board service effective with the merger date.

	Office Held	in office from/to	Annual Fee/Salary	Fees paid in equity instruments	Bonus and Other Incentives (non equity)	Non Monetary Compensation (Fringe Benefits)(1)	Pension & Similar Benefits	Total Remuneration
(in $)
Directors of CNH Industrial N.V.
MARCHIONNE Sergio(*)(2)	Chairman	01/01/2013—12/31/2013	1,713,959	—	1,078,731	—	74,728	2,867,418
TOBIN Richard(*)	CEO	01/01/2013—12/31/2013	1,153,981	—	1,553,000	11,457	167,649	2,886,087
TAMMENOMS BAKKER Jacqueline(*)	Director	01/01/2013—12/31/2013	100,987	—	—	—	11,963	112,950
ELKANN John(*)	Director	01/01/2013—12/31/2013	133,385	—	—	—	—	133,385
GRIECO Maria Patrizia(*)	Director	01/01/2013—12/31/2013	100,987	—	—	—	—	100,987
TABELLINI Guido(*)	Director	01/01/2013—12/31/2013	107,216	—	—	—	7,800	115,016
HOULE Léo W.(*)	Director	01/01/2013—12/31/2013	140,861	—	—	—	—	140,861
KALANTZIS Peter(*)	Director	01/01/2013—12/31/2013	132,167	—	—	—	—	132,167
LANAWAY John(*)	Director	01/01/2013—12/31/2013	89,017	38,150	—	—	—	127,167
THEURILLAT Jacques(*)	Director	01/01/2013—12/31/2013	155,819	—	—	—	—	155,819
GEROWIN Mina	Director	10/01/2013—12/31/2013	18,125	33,290	—	—	—	51,415

Former Directors of Fiat Industrial S.p.A. or CNH Global N.V.
BOMBASSEI Alberto(**)	Director	01/01/2013—09/30/2013	69,716	—	—	—	—	69,716
CODA Gianni(**)	Director	01/01/2013—09/30/2013	49,797	—	—	—	6,643	56,440
LIBERATORE Robert(**)	Director	01/01/2013—09/30/2013	64,737	—	—	—	—	64,737
MILONE Libero(**)	Director	01/01/2013—09/30/2013	79,676	—	—	—	—	79,676
PERISSINOTTO Giovanni(**)	Director	01/01/2013—09/30/2013	64,737	—	—	—	—	64,737
ZHAO John(**)	Director	01/01/2013—09/30/2013	49,797	—	—	—	—	49,797
BOYANOVSKY Harold D.(***)	Director	01/01/2013—09/30/2013	74,722	—	—	9,482	—	84,204
COLLIGAN Thomas J.(***)	Director	01/01/2013—09/30/2013	89,667	—	—	—	—	89,667
HILER Edward A.(***)	Director	01/01/2013—09/30/2013	85,931	—	—	13,619	—	99,550
JEKER Rolf M.(***)	Director	01/01/2013—09/30/2013	85,931	—	—	—	—	85,931
LIPPER Kenneth(***)	Director	01/01/2013—09/30/2013	85,931	—	—	13,619	—	99,550
MONFERINO Paolo(***)	Director	01/01/2013—09/30/2013	74,722	—	—	—	—	74,722

Total			4,721,868	71,440	2,631,731	48,177	268,783	7,741,999

(*)	Remuneration paid by CNH Industrial N.V. for the period from September 30 to December 31, 2013 and by Fiat Industrial S.p.A. or CNH Global N.V. for the period from January 1 to September 29, 2013.
(**)	Former Director of Fiat Industrial S.p.A.
(***)	Former Director of CNH Global N.V.
(1)	It includes the use of transport for personal purposes.
(2)

The financial statements for the year ended December 31, 2013 included a provision of $424,522 related to a retention scheme granted by Fiat S.p.A. in 2004 and partially assigned to Fiat Industrial upon the Demerger.

CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”)

The CNH Industrial DCP provides for the payment of the following to eligible members of the CNH Industrial N.V. Board in the form of cash, and/or common shares of CNH Industrial, and/or options to purchase common shares of CNH Industrial, provided that such members do not receive salary or other employment compensation from CNH Industrial or Fiat S.p.A., or their subsidiaries and affiliates:

•	an annual retainer fee of $125,000;

•	an Audit Committee membership fee of $25,000;

•	a Governance and Sustainability Committee membership fee of $20,000;

•	a Compensation Committee membership fee of $20,000;

•	an Audit Committee chair fee of $35,000;

•	a Governance and Sustainability Committee chair fee of $25,000; and

•	a Compensation Committee chair fee of $25,000 (collectively, the “fees”).

Each quarter of the CNH Industrial DCP year, the eligible directors elect the form of payment of their fees. If the elected form is common shares, the eligible director will receive as many common shares as equal to the amount of fees the director elects to be paid in common shares, divided by the fair market value of a CNH Industrial common share on the date that the quarterly payment is made. Common shares issued to the eligible director vest immediately upon grant. If an eligible director elects to receive all or a portion of fees in the form of a stock option, the number of common shares underlying the stock option is determined by dividing (i) by (ii) where (i) equals the dollar amount of the quarterly payment that the eligible director elects to receive in the form of stock options multiplied by four and (ii) the fair market value of the common shares on the date that the quarterly payment is made. The CNH Industrial DCP defines fair market value, as applied to each ordinary share, to be equal to the average of the highest and lowest sale price of a CNH Industrial common share during normal trading hours on the last trading day of each plan quarter in which sales of common shares on the NYSE are recorded. Stock options granted as a result of such an election vest immediately, but shares purchased under options cannot be sold for six months following the date of exercise. Stock options terminate upon the earlier of: (1) ten years after the grant date; or (2) six months after the date an individual ceases to be a director.

At December 31, 2013, there were 200,000 common shares reserved for issuance under the CNH Industrial DCP. In 2013, 6,402 stock options were issued under the CNH Industrial DCP at an exercise price of $11.325.

CNH Global N.V. Directors’ Compensation Plan (“CNH DCP”)

Directors of former CNH Global were compensated in the form of cash, and/or common shares of CNH Global N.V., and/or options to purchase common shares of CNH Global N.V. under the CNH DCP. In connection with the mergers of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V., CNH Industrial N.V. assumed the sponsorship of the Fiat Industrial Long-Term Incentive Plan (the “Fiat Industrial Plan”), the CNH Global N.V. Equity Incentive Plan (the “CNH EIP”) and the CNH DCP, effective as of September 29, 2013 (the “Effective Date”).

On the Effective Date, outstanding stock options under the former CNH DCP became exercisable or convertible for common shares of CNH Industrial N.V. The number of shares of outstanding equity awards was increased and exercise price of stock options reduced in light of the applicable exchange ratio of 3.828 CNH Industrial common shares for each share of CNH Global. As of December 31, 2013, 186,000 stock options from the CNH DCP were still outstanding. The CNH DCP was terminated effective as of the Merger and no new equity awards will be issued under the CNH DCP.

In January 2013, a modification was made to the CNH DCP in connection with a special dividend paid in December 2012. On December 28, 2012, CNH Global N.V. paid a special dividend of $10 per common share to its minority shareholders of record as of December 20, 2012, as part of the merger agreement with Fiat Industrial. In accordance with the anti-dilutive provision of the CNH DCP, on January 28, 2013, the CNH Global Corporate Governance and Compensation Committee approved required equitable adjustments to outstanding equity awards. The adjustments were retrospectively made to outstanding options under the CNH DCP, as of the ex-dividend date on December 18, 2012. The exercise price was reduced and the number of outstanding shares increased for stock options. The conversion factor was approximately 1.215 and was determined by the ratio of the share price pre and post ex-dividend date of the $10/CNH Global share special dividend.

Fiat Industrial Plan

On the Effective Date, the unvested equity awards under the former Fiat Industrial Plan became convertible for common shares of CNH Industrial N.V. on a one-for-one basis.

On October 31, 2013, upon recommendation of the Compensation Committee, the Board of Directors of CNH Industrial resolved to consider the performance conditions met for the Chairman’s Company performance share units (“PSU”s). The units will vest February 1, 2015.

Executive Officers’ Compensation

The aggregate amount of compensation paid to or accrued for executive officers that held office during 2013 was approximately $19.4 million, including $6.2 million of pension and similar benefits paid or set aside by us. The aggregate amounts included those paid to or accrued for 17 executives at December 31, 2013. Impact from the organizational changes in 2013 was included in the total compensation figures on a pro rata basis.

C. Board Practices

CNH Industrial is a company, organized under the laws of The Netherlands, and resulting from a business combination with Fiat Industrial S.p.A. and CNH Global N.V. consummated on September 29, 2013. CNH Industrial qualifies as a foreign private issuer under the applicable rules of the SEC and its common shares are listed on the NYSE and on the MTA.

We are subject to, among other things, the laws of The Netherlands and the laws and regulations applicable to foreign private issuers in the U.S. The Dutch Corporate Governance Code (the “Dutch Code”), the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act, and the NYSE listing standards are also of particular significance to our corporate governance. In accordance with the NYSE Listed Company Manual, we are permitted to follow home country practice with regard to certain corporate governance standards. We describe the significant differences between our corporate governance practices and those required of domestic U.S. companies by the NYSE listing standards under “Item 16G. Corporate Governance”.

Board of Directors

We have a one-tier management structure (i.e. management board which may be comprised of both members having responsibility for our day-to-day operations, who are referred to as “executive directors”, and members not having such responsibility, who are referred to as “non-executive directors”). Pursuant to our Articles of Association, the Board of Directors may have three or more members. At the general meeting of shareholders held on September 9, 2013, the number of the members of the Board of Directors was set at eleven and the current slate of Directors was elected. See “Item 6A. Directors, Senior Management and Employees” above. The term of office of the current Board of Directors will expire on April 16, 2014, the date of the Company’s annual general meeting of shareholders (“AGM”) at which shareholders will elect the Company’s directors for a one-year term. Each director may be re-elected at any subsequent general meeting of shareholders. None of our directors have service contracts with the Company (or any subsidiary) providing for benefits upon termination of employment as a director.

The Board as a whole is responsible for the strategy of the Company. The Board of Directors is composed of two executive directors (i.e., the Chairman and the Chief Executive Officer) and nine non-executive directors. Under Article 16 of our Articles of Association, the general authority to represent CNH Industrial shall be vested in the Board of Directors, as well as in each of the executive directors to whom the title Chairman or Chief Executive Officer has been granted.

Seven directors qualified as independent (representing a majority) for purposes of NYSE rules, Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Dutch Code. Nevertheless, the Company deviates from the Dutch Code paragraph III.2.1, which requires that all non-executive members of the Board of Directors, with the exception of not more than one, shall be independent, as two out of nine non-executive members of the Board of Directors may be qualified as non-independent directors within the meaning of the Dutch Code.

On September 9, 2013 the Board of Directors of the Company appointed—with effect as of the closing of the Merger – the following internal committees: (i) an Audit Committee, (ii) a Governance and Sustainability Committee, and (iii) a Compensation Committee. The Board of Directors also appointed Mr. John Elkann Senior Non-Executive Director. On certain key operational matters the Board of Directors is advised by the Group Executive Council (“GEC”). The GEC is an operational decision-making body which is responsible for reviewing the operating performance of the Company’s businesses and making decisions on certain operational matters.

The Audit Committee

The Company’s Audit Committee is responsible for assisting the Board of Directors’ oversight of: (i) the integrity of the Company’s financial statements, (ii) the Company’s policy on tax planning, (iii) the Company’s financing, (iv) the Company’s applications of information and communication technology, (v) the systems of internal controls that management and the Board of Directors have established, (vi) the Company’s compliance with legal and regulatory requirements, (vii) the Company’s compliance with recommendations and observations of internal and external auditors, (viii) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest, (ix) the independent auditors’ qualifications, independence, remuneration and any non-audit services for the Company, (x) the performance of the Company’s internal audit function and of the independent auditors, (xi) risk management guidelines and policies, and (xii) the implementation and effectiveness of the Company’s ethics and compliance program.

The Audit Committee currently consists of Messrs. Theurillat (Chairman), Kalantzis, Lanaway and Tabellini. Under the Audit Committee Charter, the Audit Committee is elected by the Board of Directors, and is comprised of at least three members who may be appointed for terms of up to two years, each of whom must be a non-executive director. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company, (ii) to be “independent”, for purposes of NYSE rules, Rule 10A-3 under the Exchange Act and the Dutch Code, and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee shall be a “financial expert” as defined in the rules of the SEC and best practice provisions of the Dutch Code. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors, which must be disclosed in the annual report on Form 20-F. Unless decided otherwise by the Audit Committee, the independent auditors of the Company, as well as the Chief Financial Officer of the Company attend its meetings. See “Item 16A. Audit Committee Financial Expert” of this annual report on Form 20-F for additional information regarding Audit Committee financial expert.

The Charter for the Audit Committee is available on our web site (www.cnhindustrial.com). The information contained on our web site is not included in, or incorporated by reference into, this annual report on Form 20-F.

The Compensation Committee

The Company’s Compensation Committee is responsible for, among other things, assisting the Board of Directors in: (i) determining executive compensation consistent with the Company’s remuneration policy, (ii) reviewing and recommending for approval the compensation of executive directors, (iii) administering equity incentive plans and deferred compensation benefit plans, and (iv) discussing with management the Company’s policies and practices related to compensation and issuing recommendations thereon.

The Compensation Committee currently consists of Mr. Elkann (Chairman), Ms. Grieco and Messrs. Houle and Kalantzis. The Compensation Committee is elected by the Board of Directors, and is comprised of at least three directors. No more than one member may be non-independent under the Dutch Code. The members of the Compensation Committee are appointed for terms of up to two years. Unless decided otherwise by the Compensation Committee, the Company’s Chief Human Resources Officer attends its meetings.

The Company deviates from the Dutch Code, which requires that the Compensation Committee may not be chaired by a member of the management board of another listed company. The initial composition of the Compensation Committee is such that its chairman is also an executive director of the board of directors of other listed companies.

See “Item 16G. Corporate Governance” for additional information regarding how the composition of the Compensation Committee deviates from the rules of the NYSE.

The Charter for the Compensation Committee is available on our web site (www.cnhindustrial.com). The information contained on our web site is not included in, or incorporated by reference into, this annual report on Form 20-F.

The Governance and Sustainability Committee

The Governance and Sustainability Committee is responsible for, among other things, assisting the Board of Directors with: (i) the identification of the criteria, professional and personal qualifications for candidates to serve as directors of the Company, (ii) periodical assessment of the size and composition of the Board of Directors, (iii) periodical assessment of the functioning of individual Board members and reporting on this to the Board of Directors, (iv) proposals for appointment of executive and non-executive directors, (v) supervision of the selection criteria and appointment procedure for senior management, (vi) monitoring and evaluating reports on the Company’s sustainable development policies and practices, management standards, strategy, performance and governance globally, and (vii) reviewing, assessing and making recommendations as to strategic guidelines for sustainability-related issues, and reviewing the annual Sustainability Report.

The Governance and Sustainability Committee currently consists of Mr. Elkann (Chairman), Ms. Gerowin and Ms. Tammenoms Bakker. The Governance and Sustainability Committee is elected by the Board of Directors, and is comprised of at least three Directors. No more than two members may be non-independent, and none of the members may be executive Directors. The members of the Governance and Sustainability Committee are appointed for terms of up to two years.

See “Item 16G. Corporate Governance” for additional information regarding how the composition of the Governance and Sustainability Committee deviates from the rules of the NYSE.

The Charter for the Governance and Sustainability Committee is available on our web site (www.cnhindustrial.com). The information contained on our web site is not included in, or incorporated by reference into, this annual report on Form 20-F.

Indemnification of members of the Board of Directors

The Company has committed to indemnify any and all of its directors, officers, former directors, former officers and any person who may have served at its request as a director or officer of another company in which it owns shares or of which it is a creditor, against any and all expenses actually and necessarily incurred by any of them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been director or officer of the Company, or of such other company, except in relation to matters as to which any such person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.

D. Employees

Our business is, by nature, labor intensive and this is reflected in the high number of hourly employees we employ. A large number of hourly employees are based in European countries. In particular, almost 26% of our total employees are based in Italy.

The following tables show the breakdown of the number of employees by segment and by region at December 31, 2013, 2012 and 2011:

(number)	2013	2012	2011
Agricultural Equipment	27,972	26,090	25,005
Construction Equipment	6,800	6,909	6,840
Commercial Vehicles	27,011	26,086	25,972
Powertrain	8,232	8,029	8,008
Financial Services	1,068	1,048	1,078
Other Activities	109	95	95

Total	71,192	68,257	66,998

(number)	2013	2012	2011
EMEA	41,961	42,063	41,468
NAFTA	11,948	11,734	11,248
LATAM	12,081	9,663	9,655
APAC	5,202	4,797	4,627

Total	71,192	68,257	66,998

In 2013, we entered into new or modified labor agreements in several different regions in which we operate. In particular, among others, we:

•

renewed the pay-related aspects of the collective labor agreement (“CLA”) applicable to our Italian employees, setting the minimum level of pay at an amount higher than the corresponding minimum set by Italy’s National Collective Labor Agreement for the Metal Industry.

•

entered into collective bargaining agreements for our manufacturing plants located in Madrid and Valladolid. These agreements provide the Company with more flexible working arrangements and the employees with a lump sum payment in 2013, and structured pay increases with a variable component for the following years. These agreements expire in 2016.

•	completed annual salary negotiations in France, which resulted in salary increases varying from 0.8% up to a maximum of 2% depending on business results.

•

renewed the labor agreement applicable to our employees in the Czech Republic, providing for wage increases at a rate higher than inflation due to the labor market in the Czech Republic and positive business results.

•

reached collective agreements in Brazil for pay increase linked to growth of the Brazilian economy, which is consistent with salary increases within the country’s industrial sector, and contain incentive compensation provisions.

In the United States, unions represent a small portion of our production and maintenance employees. The collective bargaining agreement with the UAW, which represents approximately 1,460 of the hourly production and maintenance employees, continues through April 2016. In April of 2012, we ratified our contract with the International Association of Machinists, which represents approximately 740 of our employees in Fargo, North Dakota. This contract expires in April 2018.

In Europe most employees are covered by collective labor agreements (“CLAs”) stipulated either by a particular CNH Industrial subsidiary or by the employer association for the specific industry to which the CNH Industrial subsidiary belongs.

Although we believe that our relations with employees and unions representing them are generally positive, current or future issues with labor unions might not be resolved favorably, and we may experience a work interruption or stoppage that could adversely affect our financial position and results of operations.

Please see “Item 3 Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operations—We face risks associated with our relationships with our employees” for additional information.

E. Share Ownership

Collectively, our directors and executive officers own less than one percent of our common shares. The following table summarizes the number of CNH Industrial common shares our directors owned as of January 31, 2014:

(number)	Common Shares	Special Voting Shares
Sergio Marchionne	3,409,586	—
Richard Tobin	158,309	—
Léo W. Houle	57,259	57,259
John B. Lanaway	26,363	23,859
Jacques Theurillat	17,892	—

Directors’ elective option awards vest immediately upon grant. Directors’ options terminate six months after a director leaves the Board of Directors if not exercised. In any event, directors’ options terminate if not exercised by the tenth anniversary of the grant date.

The following table summarizes outstanding stock options under CNH Industrial DCP and CNH DCP for directors as of December 31, 2013:

	Grant Date	Exercise Price	Gerowin	Houle	Lanaway	Theurillat	Tobin	Total

Beginning Balance as of 1/1/13
(automatic option)	4/7/2006	27.70	—	4,000	4,000	—	—	8,000
	10/3/2006	22.32	—	4,480	—	—	—	4,480
	12/29/2006	27.45	—	3,643	—	911	—	4,554
	3/30/2007	38.04	—	2,629	—	657	—	3,286
	6/30/2007	50.95	—	1,963	—	491	—	2,454
	9/28/2007	60.54	—	1,652	—	413	—	2,065
	12/27/2007	66.41	—	1,506	—	—	—	1,506
	3/19/2008	50.08	—	1,997	—	—	—	1,997
	6/17/2008	42.51	—	2,353	—	—	—	2,353
	4/30/2010	31.69	—	—	—	—	50,489	50,489
	4/29/2011	47.20	—	—	—	—	40,676	40,676
	9/28/2012	40.79	—	—	—	—	103,974	103,974

Beginning Total			—	24,223	4,000	2,472	195,139	225,834

– Vested/Not Exercised			—	24,223	4,000	2,472	47,218	77,913
– Not Vested			—	—	—	—	147,921	147,921
Beginning Balance as of 1/1/13 —Adjusted(1)
(automatic option)	4/7/2006	5.96	—	18,604	18,604	—	—	37,208
	10/3/2006	4.80	—	20,835	—	—	—	20,835
	12/29/2006	5.91	—	16,942	—	4,233	—	21,175
	3/30/2007	8.18	—	12,226	—	3,054	—	15,280
	6/30/2007	10.96	—	9,129	—	2,281	—	11,410
	9/28/2007	13.02	—	7,682	—	1,917	—	9,599
	12/27/2007	14.28	—	7,001	—	—	—	7,001
	3/19/2008	10.77	—	9,286	—	—	—	9,286
	6/17/2008	9.15	—	10,940	—	—	—	10,940
	4/30/2010	6.82	—	—	—	—	234,824	234,824
	4/29/2011	10.15	—	—	—	—	189,183	189,183
	9/28/2012	8.78	—	—	—	—	483,468	483,468

Beginning Total—Adjusted			—	112,645	18,604	11,485	907,475	1,050,209

– Vested/Not Exercised			—	112,645	18,604	11,485	522,099	664,833
– Not Vested			—	—	—	—	385,376	385,376
Total Options Granted in 2013	12/28/2013	11.325	6,402	—	—	—	—	6,402

Closing Total			6,402	112,645	18,604	11,485	907,475	1,056,611

– Vested/Not Exercised			6,402	112,645	18,604	11,485	522,099	671,235
– Not Vested			—	—	—	—	385,376	385,376

Note

1.	Adjusted for the following:

1.1	Payment of special dividend in December 2012. Adjustment factor was 1.215. See “Item 6.B- Compensation” for further information.

1.2	Effect of CNH Industrial merger. Adjustment factor was 3.828. See “Item 6.B- Compensation” for further information.

The	outstanding options were multiplied by both adjustment factors, whereas the exercise price was divided by both adjustment factors.

For example, using the 5/3/2005 grant of 4,000 outstanding options with an exercise price of 17.28.

Options		Exercise price
4,000	A	17.28	F

1.215	B	1.215	G

4,860	C = A * B	14.22	H = F /G

3.828	D	3.828	I

18,604	E = C * D	3.72	J = H /I

2.	All exercises and exercise prices are in adjusted amounts

The following table summarizes unvested performance share units held by directors as of December 31, 2013:

	Note	Grant Date	Fair Market Value		Tobin	Marchionne	Total
Beginning Balance as of 1/1/2013
		9/30/2010	US$	34.74	75,000		75,000
		1/1/2012	US$	37.64	78,500		78,500
		4/5/2012		€7.795		1,000,000	1,000,000

Beginning Total					153,500	1,000,000	1,153,500

Beginning Balance as of 1/1/2013—Adjusted	1	9/30/2010	US$	7.47	348,826		348,826
		1/1/2012	US$	8.09	365,103		365,103
		4/5/2012		€7.795		1,000,000	1,000,000

Beginning Total —Adjusted					713,929	1,000,000	1,713,929

Note

1.	Adjusted for the following:

1.1	Payment of special dividend in December 2012. Adjustment factor was 1.215. See “Item 6.B- Compensation” for further information.

1.2	Effect of CNH Industrial merger. Adjustment factor was 3.828. See “Item 6.B- Compensation” for further information.

The outstanding PSUs were multiplied by both adjustment factors, whereas the price was divided by both adjustment factors.

For example, using the 9/30/2010 PSU award of 115,000 with a price of 34.74.

PSU		Grant Price
115,000	A	34.74	F
1.215	B	1.215	G

139,725	C = A * B	28.59	H = F / G
3.828	D	3.828	I

534,865	E = C * D	7.47	J = H / I

The following table summarizes outstanding (as of December 31, 2013) restricted share units held by directors (due to their current or former employment by the Company) with respect to which vesting has not yet occurred.

	Note	Grant Date	Price		Tobin	Marchionne(2)	Total
Beginning Balance as of 1/1/2013
		09/30/2010	US$	34.74	1,667		1,667
		09/30/2011	US$	26.65	3,000		3,000
		04/05/2012		€7.795		1,100,000	1,100,000

Beginning Total					4.667	1,100,000	1,104,667

Beginning Balance as of 1/1/2013—Adjusted	1
		09/30/2010	US$	7.47	7,751		7,751
		09/30/2011	US$	5.73	13,953		13,953
		04/05/2012		€7.795		1,100,000	1,100,000

Beginning Total—Adjusted					21,704	1,100,000	1,121,704

Granted in 2013					—	—	—
Total Granted in 2013					—	—	—
Vested in 2013
		09/30/2010	US$	7.47	7,751	—	7,751
		09/30/2011	US$	5.73	6,977	—	6,977
		04/05/2012		€7.795		366,667	366,667
Total Vested in 2013					14,728	366,667	381,395
Ending Balance as of 12/31/2013
Not Vested
		09/30/2011	US$	5.73	6,976	—	6,976
		04/05/2012		€7.795	—	733,333	733,333

Closing Total					6,976	733,333	740,309

Note

1.	Adjusted for the following:

1.1	Payment of special dividend in December 2012. Adjustment factor was 1.215. See “Item 6.B- Compensation” for further information.

1.2	Effect of CNH Industrial merger. Adjustment factor was 3.828. See “Item 6.B- Compensation” for further information.

The outstanding RSUs were multiplied by both adjustment factors, whereas the price was divided by both adjustment factors.

For example, using the 9/30/2010 RSU award of 1,667 with a price of US$34.74.

Share Units		Grant price
1,667	A	34.74	F

1.215	B	1.215	G

2,025	C = A * B	28.59	H = F / G

3.828	D	3.828	I

7,751	E = C * D	7.47	J = H / I

2.	As of February 27, 2014 the beneficiary has not exercised its right with respect to the restricted share units vested.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

As of January 31, 2014, our outstanding capital stock consisted of common shares and special voting shares, with each having a par value of €.01 per share. As of January 31, 2014, there were 1,350,091,942 common shares and 466,688,309 special voting shares outstanding.

The following table sets forth information with respect to beneficial ownership of our common shares and special voting shares by persons known by us to beneficially own 3% or more of combined voting power as a result of their ownership of common shares and special voting shares as of January 31, 2014.

Name of Beneficial Owner	Number of Common Shares Owned	Percent of CNHI Common Shares(a)	Special Voting Shares(b)	Percent of Combined Voting Power(c)
Exor S.p.A.	366,927,900	27.1%	366,927,900	40.4%
Harris Associates LP	185,027,203	13.7%	—	10.2%
Fiat S.p.A.	34,007,650	2.5%	33,955,402	3.7%
Blackrock, Inc.	63,257,993	4.7%	—	3.5%

(a)

There were 1,350,091,942 common shares outstanding as of January 31, 2014. The “Percent of CNHI Common Shares” was calculated by using the publicly disclosed number of beneficially owned shares as the numerator, respectively, and the number of the Company’s outstanding common shares as of January 31, 2014 as the denominator.

(b)

Each special voting share is entitled to one vote therefore attributing, in effect, double voting rights to the common share to which it is associated. The special voting shares have only de minimis economic entitlements, in compliance with Dutch law. The special voting shares cannot be traded and are transferrable only in very limited circumstances together with the associated common shares.

(c)

Combined voting power represents common shares and the special voting shares. The “Percent of Combined Voting Power” was calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by the shareholder and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of January 31, 2014. There were 1,816,780,251 common shares and special voting shares outstanding at January 31, 2014.

As of January 31, 2014, Exor S.p.A.’s voting power in CNH Industrial was approximately 40.4%. Exor S.p.A., through its voting power, has the ability to significantly influence the decisions submitted to a vote of our shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness.

Our common shares are listed and can be traded on either the NYSE in U.S. dollars or the MTA in euro. The special voting shares are not listed on the NYSE or the MTA, not tradable and transferable only in very limited circumstances.

Our shares may be held in the following three ways:

•

If a shareholder holds common shares directly in his or her own name in the United States, such shares are held in registered form in an account at Computershare Trust Company, N.A., our transfer agent.

•

Beneficial interests in our common shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee. Beneficial interests in the common shares traded on the MTA are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, as a participant in DTC.

•

Special voting shares and the associated common shares are registered in the books and records of the Company’s transfer agents in the United States and Italy. As noted above, the special voting shares and associated common shares are not tradable.

At January 31, 2014, there were 656 registered holders of our common stock in the United States, including 292 shareholders holding special voting shares. As of January 31, 2014, registered holders in the United States held 21,977,442 common shares and 21,805,365 special voting shares.

B. Related Party Transactions

Our related parties are primarily Exor S.p.A. and the companies belonging to the Exor Group including Fiat and its subsidiaries and affiliates (“Fiat” or the “Fiat Group”). Exor S.p.A. holds approximately 40.4% of our voting power and has the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates which CNH Industrial has a significant influence over or that are jointly controlled. See “Note 21: Related Party Information” in the notes to our consolidated financial statements for the year ended December 31, 2013 for further information.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for a list of the financial statements filed with this annual report.

B. Significant Changes

On February 27, 2014, the Board of Directors of CNH Industrial N.V. recommended to the Company’s shareholders that the Company declare a dividend of €0.20 ($0.274) per common share, totalling approximately €270 million ($371 million). The proposal was approved by the Company’s shareholders at the Annual General Meeting of shareholders held on April 16, 2014. The cash dividend was declared in euro and is translated into U.S. dollars at the USD/EUR rate fixed by the European Central Bank on April 17, 2014.

Item 9.	The Offer and Listing

A. Offer and Listing Details

On September 30, 2013, our common shares began trading on the NYSE under the symbol “CNHI” and the MTA under the symbol “CNHI.MI”. The following table provides the high and low closing prices of our common shares as reported on the NYSE and the MTA for each of the periods indicated:

Common Share Price

	NYSE		MTA
	High	Low	High	Low
	(USD)		(Euro)
Year ended December 31, 2013:
Fourth Quarter*	$11.90	$10.19	€8.59	€7.39
Most recent six months:
April 2014 (through April 17, 2014)	$11.54	$10.93	€8.18	€7.66
March 2014	$11.50	$10.57	€8.14	€7.52
February 2014	11.29	10.16	8.25	7.47
January 2014	11.95	10.38	8.86	7.68
December 2013	11.44	10.23	8.42	7.32
November 2013	11.55	11.09	8.74	8.19
October 2013	13.16	11.73	9.85	8.64

On April 17, 2014, the last reported sales price of our common shares as reported was $11.10 per share on the NYSE and €7.91 per share on the MTA.

B. Plan of Distribution

Not applicable.

C. Markets

Our outstanding common shares are listed on the NYSE under the symbol “CNHI” and the MTA under the symbol “CNHI.MI”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

Set forth below is a summary description of certain provisions of our Articles of Association, effective September 29, 2013 (the “Articles of Association”), and particular provisions of the laws of The Netherlands relevant to our statutory existence. This summary does not restate our Articles of Association or relevant laws of The Netherlands in their entirety.

Corporate Registration and Objectives

Our company is organized and exists under the laws of The Netherlands, and our principal office is located at Cranes Farm Road, Basildon, Essex SS14 3AD, United Kingdom. We are registered at the UK Companies House under foreign company number FC031116 and the Commercial Register kept at the Chamber of Commerce in Amsterdam, The Netherlands under file number 56532474.

As provided in Article 2 of our Articles of Association, our objectives are to carry on, either directly or through wholly or partially-owned companies and entities, activities relating to passenger and commercial vehicles, transport, mechanical engineering, agricultural and construction equipment, energy and propulsion, as well as any other manufacturing, commercial, financial, sales, distribution, engineering or service activity.

Within the scope and for the achievement of the above objectives, the Company may:

•

operate in, among other areas, the mechanical, electrical, electromechanical, thermo mechanical, electronic, nuclear, chemical, mining, steel and metallurgical industries, as well as in telecommunications, civil, industrial and agricultural engineering, publishing, information services, tourism and other service industries;

•

engage in, and/or participate in and operate, manage and control one or more companies engaged in the design, engineering, manufacture, marketing, sales, distribution, maintenance, repair, remanufacturing and/or resale of agricultural, construction, transport and similar equipment, tractors, commercial vehicles, buses, specialized vehicles for firefighting, defense and other uses, other capital goods, engines and transmissions for any of the foregoing equipment and/or vehicles and/or for marine and power generation applications, and/or replacement parts for any of the foregoing;

•

provide, and/or participate in and operate, manage and control one or more companies providing financing to dealers, end customers and others for the acquisition and/or lease of products and/or services described above, through the making of loans and leases and/or otherwise, and to borrow money for that purpose;

•	acquire shareholdings and interests, engage in or participate in companies and enterprises of any kind or form and purchase, sell or place shares and debentures;

•

provide financing to, and guarantee the obligations of, companies and entities it wholly or partially owns, and borrow money for that purpose, and carry on the technical, commercial, financial and administrative coordination of their activities;

•

purchase or otherwise acquire, on its own behalf or on behalf of companies and entities it wholly or partially owns, the ownership or right of use of intangible assets providing them for use by those companies and entities;

•	promote and ensure the performance of research and development activities, as well as the use and exploitation of the results thereof;

•

undertake, on its own behalf or on behalf of companies and entities it wholly or partially owns, any investment, real estate, financial, commercial, or partnership transaction whatsoever, including the assumption of loans and financing in general and the granting to third parties of endorsements, suretyships, warranting performance and other guarantees, including real security; and

•

render management and advisory services as well as anything which a company may lawfully do under the laws of The Netherlands which may be deemed conducive to the attainment of the objects set out in the above paragraphs.

Directors

We have included a summary description of the material provisions of our Articles of Association relating to our directors. The summary does not reinstate the Articles of Association in their entirety.

Our Articles of Association provide that the Company shall have a board of directors, consisting of three (3) or more members, comprising both members having responsibility for the day-to-day management of the Company (executive directors) and members not having such day-to-day responsibility (non-executive directors). The board of directors as a whole will be responsible for the strategy of the Company. The majority of the members of the board of directors shall consist of non-executive directors. The board of directors shall determine the number of directors.

The shareholders shall appoint the directors at the annual general meeting of shareholders. The general meeting of shareholders shall determine whether a director is an executive director or a non-executive director. The term of office of all directors will be for a period of approximately one (1) year after appointment, such period expiring on the day the first annual general meeting of shareholders is held in the following calendar year. Each director may be reappointed at any subsequent general meeting of shareholders.

We are required to have a policy in respect of the remuneration of the members of the board of directors. Such remuneration policy shall be adopted by the general meeting of shareholders. With due observation of the Company’s remuneration policy, the board of directors may determine the remuneration for the directors in respect of the performance of their duties.

Except as otherwise required by applicable law or the Articles of Association, the presence either in person or by proxy of a majority of the total number of directors then in office shall be required and constitute a quorum for the transaction of business, including the adoption of resolutions. If at any meeting of the Board of Directors a quorum is not present, a majority of the directors present may adjourn the meeting from time to time, without notice other than adjournment at the meeting, until a quorum shall be present. The vote of the majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors.

The board of directors shall submit to the general meeting of shareholders for its approval plans to award shares or the right to subscribe for shares.

The Company shall not grant its directors any personal loans, guarantees or the like unless in the normal course of business, as regards executive directors on terms applicable to the personnel as a whole, and after approval of the board of directors.

Members of the Board of Directors are not subject to an age limitation arising from the Articles of Association. In addition, there is no minimum or maximum number of shares in order to qualify as a director of the Company.

Under the laws of The Netherlands, the Board of Directors must consider, in the performance of its duties, our interests, the interests of our shareholders and our employees, in all cases with reasonableness and fairness. Pursuant to the Regulations of the Board of Directors, a member of the Board of Directors shall not participate in discussions and decision making with respect to a matter in relation to which he or she has a direct or indirect personal interest which is in conflict with the interests of the Company and the business associated with the Company (“Conflict of Interest”). In addition, the Board of Directors as a whole may, on an ad hoc basis, resolve that there is such a strong appearance of a Conflict of Interest of an individual member of the Board of Directors in relation to a specific matter, that it is deemed in the best interest of a proper decision making process that such individual member of the Board of Directors be excused from participation in the decision making process with respect to such matter even though such member of the Board of Directors may not have an actual Conflict of Interest.

Our Board of Directors must approve our annual accounts and make them available to the shareholders for inspection at our offices within four months after the end of our fiscal year. During this period, including any extension, the Board of Directors must submit the annual accounts to the shareholders for adoption at a general meeting. When our shareholders adopt the annual accounts approved by the Board of Directors, they may discharge the members of the Board of Directors from potential liability with respect to the exercise of their duties during the fiscal year covered by the accounts. This discharge may be given subject to such reservations as the shareholders deem appropriate and is subject to a reservation of liability required under the laws of The Netherlands. Examples of reservations of liability required by the laws of The Netherlands include: (1) liability of members of management boards and supervisory boards upon the bankruptcy of a company; and (2) general principles of reasonableness and fairness. Under the laws of The Netherlands, a discharge of liability does not extend to matters not shown in the annual accounts or otherwise not properly disclosed to the shareholders. The annual accounts are made available through our website to our shareholders for review as from the day of the notice convening the annual general meeting of shareholders.

Our Shares and Shareholders

Our authorized share capital is €40,000,000, consisting of two billion (2,000,000,000) common shares and two billion (2,000,000,000) special voting shares with each having a par value of one euro cent (€0.01) each. Our common shares are registered shares represented by an entry in the share register of CNH Industrial. Beneficial interests in our common shares that are traded on the NYSE through the book-entry system provided by the DTC and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee. Beneficial interests in the common shares traded on the MTA are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, as a participant in DTC.

Loyalty Voting Structure. In connection with the Merger, CNH Industrial implemented a loyalty voting structure, pursuant to which the former shareholders of each of Fiat Industrial and CNH Global were able to elect to receive one CNH Industrial special voting share for each CNH Industrial common share they were entitled to receive in the Merger, provided that they fulfilled the requirements described in the terms and conditions of the special voting shares. Such shareholders had their CNH Industrial common shares registered in the Company’s Loyalty Register. Following this registration, a corresponding number of special voting shares were allocated to such shareholders, and the additional voting rights could be exercised at the first CNH Industrial shareholders’ meeting which followed the registration. By signing an election form, whose execution was necessary to elect to receive special voting shares, shareholders also agreed to be bound by the terms and conditions thereof, including the transfer restrictions described below. The terms and conditions applicable to special voting shares are available on our web site (www.cnhindustrial.com).

Following the completion of the Merger, CNH Industrial shareholders may at any time elect to participate in the loyalty voting structure by requesting that CNH Industrial register all or some of their CNH Industrial common shares in the Loyalty Register. If these CNH Industrial common shares have been registered in the Loyalty Register (and thus blocked from trading in the regular trading system) for an uninterrupted period of three years in the name of the same shareholder, such shares become eligible to receive special voting shares (the “Qualifying Common Shares”) and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share. If at any time such CNH Industrial common shares are de-registered from the Loyalty Register for whatever reason, the relevant shareholder shall lose his, her or its entitlement to hold a corresponding number of special voting shares.

A holder of Qualifying Common Shares may at any time request the de-registration of some or all such shares from the Loyalty Register, which will allow such shareholder to freely trade its CNH Industrial common shares. From the moment of such request, the holder of Qualifying Common Shares shall be considered to have waived his/her/its rights to cast any votes associated with the loyalty voting shares corresponding to its previously Qualifying Common Shares. Upon the de-registration from the Loyalty Register, the relevant common shares will therefore cease to be Qualifying Common Shares. Any de-registration request would automatically trigger a mandatory transfer requirement pursuant to which the special voting shares will be acquired by CNH Industrial for no consideration in accordance with the terms and conditions of the special voting shares.

CNH Industrial’s common shares are freely transferable. However, any transfer or disposal of CNH Industrial’s common shares with which special voting shares are associated would trigger the de-registration of such common shares from the Loyalty Register and the transfer of all relevant special voting shares to CNH Industrial. Special voting shares are not admitted to listing and are transferable only in very limited circumstances. In particular, no shareholder shall, directly or indirectly: (a) sell, dispose of or transfer any special voting share or otherwise grant any right or interest therein; or (b) create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over any special voting share or any interest in any special voting share.

The purpose of the loyalty voting structure is to grant long-term CNH Industrial shareholders an extra voting right by means of granting a special voting share (shareholders holding special voting shares are entitled to exercise one vote for each special voting share held and one vote for each CNH Industrial common share held), without entitling such shareholders to any economic rights, other than those pertaining to the CNH Industrial common shares. However, under Dutch law, the special voting shares cannot be excluded from economic entitlements. As a result, in accordance with our Articles of Association, holders of special voting shares are entitled to a minimum dividend, which is allocated to a separate special dividend reserve (the “Special Dividend Reserve”). The distribution of dividends from the Special Dividend Reserve can only be approved by the general meeting of the holders of special voting shares upon proposal of the Board of Directors of CNH Industrial. The power to vote upon the distribution from the Special Dividend Reserve is the only power that is granted to that meeting, which can only be convened by the Board of Directors as it deems necessary. The special voting shares do not have any other economic entitlement.

Section 10 of the special voting share terms and conditions includes liquidated damages provisions intended to discourage any attempt by holders to violate the terms thereof. These liquidated damages provisions may be enforced by CNH Industrial by means of a legal action brought by the Company in the courts of The Netherlands. In particular, a violation of the provisions of the above-mentioned terms and condition concerning the transfer of special voting shares may lead to the imposition of liquidated damages.

Pursuant to Section 12 of the special voting share terms and conditions, any amendment to the terms and conditions (other than merely technical, non-material amendments) may only be made with the approval of the general meeting of shareholders of CNH Industrial.

A shareholder must promptly notify CNH Industrial upon the occurrence of a change of control, which is defined in Article 4(1)(n) of the Articles of Association as including any direct or indirect transfer, carried out through one or a series of related transactions, by a CNH Industrial shareholder that is not an individual of (i) the ownership or control of 50% or more of the voting rights of such shareholder, (ii) the de facto ability to direct the casting of 50% or more of the votes which may be expressed at the general meetings of such shareholder, or (iii) the ability to appoint or remove half or more of the directors, executive directors or board members or executive officers of such shareholder or to direct the casting of 50% or more of the voting rights at meetings of the board, governing body or executive committee of such shareholder. In accordance with Article 4(1)(n) of the Articles of Association, no change of control shall be deemed to have occurred if (i) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivos donation or other transfer to a spouse or a relative up to and including the fourth degree or (ii) the fair market value of the Qualifying Common Shares held by the relevant CNH Industrial shareholder represents less than 20% of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares, in the sole judgment of CNH Industrial, are not otherwise material to the Transferred Group or the change of control transaction. Article 4(1)(n) of the Articles of Association defines “Transferred Group” as comprising the relevant shareholder together with its affiliates, if any, over which control was transferred as part of the same change of control transaction, as such term in defined in Article 4(1)(n) of the Articles of Association. A change of control will trigger the de-registration of the relevant Qualifying Common Shares from the Loyalty Register and the suspension of the special voting rights attached to the Qualifying Common Shares.

Issuance of Shares and Rights of Preference

Issuance of Shares

Our Board of Directors has the power to issue common shares if, and to the extent that, a general meeting of shareholders has designated the Board of Directors to act as the authorized body for this purpose. A designation of authority to the Board of Directors to issue shares remains effective for the period specified by the general meeting and may be up to five years from the date of designation. A general meeting of shareholders may renew this designation for additional periods of up to five years. Without this designation, only the general meeting of shareholders has the power to authorize the issuance of shares.

For a period of five years from September 28, 2013 the Board of Directors has been irrevocably authorized by the shareholders to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set forth in the Articles of Association. For a period of five years from September 29, 2013 the Board of Directors has been authorized by the shareholders to issue common shares of the Company, which authorization is limited to 15% of the total number of common shares. In addition, and without application of the 15% limitation, the Board of Directors is authorized to issue common shares and grant rights to subscribe for common shares in the capital of the Company pursuant to equity incentive plans sponsored by the Company’s predecessors (Fiat Industrial S.p.A. and CNH Global N.V.) and new equity incentive or compensation plans.

Rights of Pre-emption

Under Dutch law and our Articles of Association, each shareholder has a right of pre-emption in proportion to the aggregate nominal value of its shareholding upon issuance of new Company common shares (or granting of rights to subscribe for shares) unless a general meeting of shareholders, or its designee, limits or eliminates this right. Our shareholders have no pre-emption right with respect to (i) shares issued for consideration other than cash, (ii) shares issued to our employees and (iii) to persons exercising a previously granted right to subscribe for Company common shares.

If a general meeting of shareholders delegates its authority to the Board of Directors for this purpose, then the Board of Directors will have the power to limit or eliminate the preference rights of shareholders. In the absence of this designation, the general meeting of shareholders will have the power to limit or eliminate these rights. Such a proposal requires the approval of at least two-thirds of the votes cast by shareholders at a general meeting if less than one-half of the issued share capital is represented at the meeting. Designations of authority to the Board of Directors may remain in effect for up to five years and may be renewed for additional periods of up to five years. The Board of Directors has also been designated by the shareholders as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the authority of the Board to issue common shares and grant rights to subscribe for common shares. In the event of an issuance of special voting shares, shareholders shall not have any right of pre-emption.

Liability to Further Capital Calls

All of the outstanding Company common shares are fully paid and non-assessable.

Discriminating Provisions

There are no provisions in the Articles of Association that discriminate against a shareholder because of its ownership of a substantial number of shares.

Payment of Dividends

CNH Industrial may make distributions to the shareholders and other persons entitled to the distributable profits only to the extent that its shareholders’ equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with Dutch law. No distribution of profits may be made to the Company itself for shares that the Company holds in its own share capital.

The Company may only make a distribution of dividends to the shareholders after the adoption of its statutory annual accounts demonstrating that such distribution is legally permitted. The Board of Directors may determine that dividends or interim dividends shall be paid, in whole or in part, from the Company’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the Company and provided further that the policy of the Company on additions to reserves and dividends is duly observed.

The Company maintains a separate dividend reserve for the special voting shares for the purpose of the allocation of the mandatory minimal profits that accrue to the special voting shares. The special voting shares do not carry any entitlement to any other reserve. Any distribution out of the special voting rights dividend reserve or the partial or full release of such reserve requires a prior proposal from the Board of Directors and a subsequent resolution of the general meeting of holders of special voting shares.

Insofar as the profits have not been distributed or allocated to the reserves, they may be subject to approval at the general meeting to be distributed as dividends on the Company common shares only. The general meeting of shareholders may resolve, on the proposal of the Board of Directors, to declare and distribute dividends in United States dollars. The Board of Directors may decide, subject to the approval of the general meeting of shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares, that a distribution shall, wholly or partially, be made in the form of shares.

The right to dividends and distributions will lapse if the dividends or distributions are not claimed within five years following the day after the date on which they were first made available.

At its meeting on February 27, 2014 the Board of Directors recommended that a dividend, in the amount of €0.20 per share, be paid to the holders of our common shares.

Other than as described above, our Articles of Association do not include any redemption provisions or provide for any sinking or similar fund.

General Meetings and Voting Rights

Annual Meeting

An annual general meeting of shareholders must be held within six months from the end of CNH Industrial’s preceding financial year. The purpose of the annual general meeting of shareholders is to discuss, among other things, the annual report, the adoption of the annual accounts, allocation of profits (including the proposal to distribute dividends), release of members of the Board of Directors from liability for their management and supervision, and other proposals brought up for discussion or vote by the Board of Directors.

General Meeting of Shareholders and Place of Meetings

Other general meetings will be held if requested by the Board of Directors, the chairman or co-chairman of the Board of Directors, the Senior Non-Executive Board Member or the Chief Executive Officer, or by the written request (stating the exact subjects to be discussed) of one or more shareholders representing in aggregate at least 10% of the issued share capital of the Company (taking into account the relevant provisions of Dutch law, and CNH Industrial’s Articles of Association and the applicable stock exchange regulations). General meetings will be held in Amsterdam or Haarlemmermeer (Schiphol Airport), The Netherlands.

Convocation Notice and Agenda

General meetings can be convened by a notice, specifying the subjects to be discussed, the place and the time of the meeting and admission and participation procedure, issued at least 42 days before the meeting. All convocations, announcements, notifications and communications to shareholders must be made on the company’s corporate website in accordance with the relevant provisions of Dutch law. The agenda for a general meeting may contain the items requested by such number of shareholders who, by law, are entitled to make such proposals. Requests must be made in writing, including the reasons for adding the relevant item on the agenda, and received by the Board of Directors at least 60 days before the day of the meeting.

Admission and Registration

Each shareholder entitled to vote shall be authorized to attend the general meeting of shareholders, to address the general meeting and to exercise its voting rights. The Board of Directors shall set a registration date on the 28th day prior to the general meeting so as to establish which shareholders are entitled to attend and vote at the general meeting. Only holders of shares at such registration date are entitled to attend and vote at the general meeting. The convocation notice for the meeting shall state the registration date and the manner in which the persons entitled to attend the general meeting may register and exercise their rights.

Those entitled to attend a general meeting may be represented at a general meeting by a proxy authorized in writing. The requirement that a proxy must be in written form is also fulfilled when it is recorded electronically.

Members of the Board of Directors have the right to attend a general meeting. In these general meetings they have an advisory role.

Voting Rights

Each Company common share and each special voting share confers the right on the holder to cast one vote at a general meeting. Resolutions are passed by a simple majority of the votes cast, unless Dutch law or the Company’s Articles of Association prescribes a larger majority. Under Dutch law and/or the Company’s Articles of Association, the following matters require at least two-thirds of the votes cast at a meeting if less than one-half of the issued share capital is present or represented:

•	a resolution to reduce the issued share capital;

•	a resolution to amend the Articles of Association of the Company;

•	a resolution to restrict or exclude rights of pre-emption;

•	a resolution to authorize the Board of Directors to restrict or exclude rights of pre-emption;

•	a resolution to enter into a legal merger or a legal demerger; or

•	a resolution to liquidate the Company.

Shareholders’ Votes on Certain Transactions

Any important change in the identity or character of the Company must be approved by shareholders, including (i) the transfer to a third party of the business of the Company or practically the entire business of the Company; (ii) the entry into or breaking off of any long-term cooperation of the Company or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry into or breaking off is of far-reaching importance to the Company; and (iii) the acquisition or disposal by the Company or a subsidiary of an interest in the capital of a company with a value of at least one-third of the Company’s assets according to the consolidated balance sheet with explanatory notes included in the last adopted annual accounts of the Company.

We are exempt from the proxy rules under the U.S. Securities Exchange Act of 1934, as amended.

Dissolution

If the Company were to be dissolved and liquidated, after all the debts of the Company have been paid, any remaining balances would be distributed in the following order of priority: (i) first, to satisfy the aggregate balance of share premium reserves and other reserves to the holders of CNH Industrial common shares in proportion to the number of common shares held by each of them; (ii) second, an amount equal to the aggregate amount of the nominal value of the CNH Industrial common shares to the holders thereof in proportion to the number of common shares held by each of them; (iii) third, an amount equal to the aggregate amount of the Special Dividend Reserve to the holders of special voting shares in proportion to the number of special voting shares held by each of them; and (iv) fourth, the aggregate amount of the nominal value of the special voting shares to the holders thereof in proportion to the number of special voting shares held by each of them. No liquidation payments will be made on shares that we hold in treasury.

Repurchase of Shares

We may acquire our shares, subject to applicable provisions of the laws of The Netherlands and of our Articles of Association, to the extent:

•

the general meeting of shareholders has authorized the Board of Directors to make such acquisition—which authorization shall be valid for a period of not more than eighteen (18) months—and has specified the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set;

•

our equity, less the amount to be paid for the shares to be acquired, exceeds the sum of (1) our share capital account, plus (2) any reserves required to be maintained by the laws of The Netherlands; and

•

after the acquisition of shares, we and our subsidiaries would not hold, or hold as pledges, shares having an aggregate par value that exceeds 50% of our issued share capital account, as these amounts would be calculated under generally accepted accounting principles in The Netherlands.

Disclosure of Holdings

Dutch law requires that any person who, directly or indirectly, acquires or disposes of a capital interest and/or voting rights in CNH Industrial must immediately give written notice to The Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the “AFM”) of such acquisition or disposal by means of a standard form if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person reaches, exceeds or falls below the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must be taken into account: (i) shares and/or voting rights directly held (or acquired or disposed of) by any person, (ii) shares and/or voting rights held (or, acquired or disposed of) by such person’s controlled entities or by a third party for such person’s account, (iii) voting rights held (or acquired or disposed of) by a third party with whom such person has concluded an oral or written voting agreement, (iv) voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights in consideration for a payment, and (v) shares which such person, or any controlled entity or third party referred to above, may acquire pursuant to any option or other right to acquire shares.

As a consequence of the above, special voting shares shall be added to the Company common shares for the purposes of the above thresholds.

Controlled entities (within the meaning of the Dutch Financial Supervision Act) do not themselves have notification obligations under the Dutch Financial Supervision Act as their direct and indirect interests are attributed to their (ultimate) parent. If a person who has a 3% or larger interest in the Company’s share capital or voting rights ceases to be a controlled entity it must immediately notify the AFM and all notification obligations under the Dutch Financial Supervision Act will become applicable to such former controlled entity.

Special rules apply to the attribution of shares and/or voting rights which are part of the property of a partnership or other form of joint ownership. A holder of a pledge or right of usufruct in respect of shares can also be subject to notification obligations, if such person has, or can acquire, the right to vote on the shares. The acquisition of (conditional) voting rights by a pledgee or beneficial owner may also trigger notification obligations as if the pledgee or beneficial owner were the legal holder of the shares and/or voting rights.

Furthermore, when calculating the percentage of capital interest, a person is also considered to be in possession of shares if (i) such person holds a financial instrument the value of which is (in part) determined by the value of the shares or any distributions associated therewith and which does not entitle such person to acquire any shares, (ii) such person may be obliged to purchase shares on the basis of an option, or (iii) such person has concluded another contract whereby such person acquires an economic interest comparable to that of holding a share.

If a person’s capital interest and/or voting rights reaches, exceeds or falls below the above-mentioned thresholds as a result of a change in the Company’s issued and outstanding share capital or voting rights, such person is required to make a notification not later than on the fourth trading day after the AFM has published the Company’s notification as described below.

The Company is required to notify the AFM promptly of any change of 1% or more in its issued and outstanding share capital or voting rights since a previous notification. Other changes in the Company’s issued and outstanding share capital or voting rights must be notified to the AFM within eight days after the end of the quarter in which the change occurred.

Each member of the Board of Directors must notify the AFM of each change in the number of shares he/she holds and of each change in the number of votes he/she is entitled to cast in respect of the Company’s issued and outstanding share capital, immediately after the relevant change.

The AFM keeps a public register of all notifications made pursuant to these disclosure obligations and publishes any notification received.

Non-compliance with these disclosure obligations is an economic offense and may lead to criminal prosecution. The AFM may impose administrative penalties for non-compliance, and the publication thereof. In addition, a civil court can impose measures against any person who fails to notify or incorrectly notifies the AFM of matters required to be notified. A claim requiring that such measures be imposed may be instituted by the Company and/or by one or more shareholders who alone or together with others represent at least 3% of the issued and outstanding share capital of the Company or are able to exercise at least 3% of the voting rights. The measures that the civil court may impose include:

•	an order requiring appropriate disclosure;

•	suspension of the right to exercise the voting rights for a period of up to three years as determined by the court;

•

voiding a resolution adopted by the general meeting, if the court determines that the resolution would not have been adopted but for the exercise of the voting rights of the person with a duty to disclose, or suspension of a resolution adopted by the general meeting of shareholders until the court makes a decision about such voiding; and

•	an order to refrain, during a period of up to five years as determined by the court, from acquiring shares and/or voting rights in the Company.

Shareholders are advised to consult with their own legal advisers to determine whether the disclosure obligations apply to them.

Reduction of Share Capital

At a general meeting of shareholders, our shareholders may vote to reduce the issued share capital by canceling shares held by us or by reducing the par value of our shares. In either case, this reduction would be subject to applicable statutory provisions. Holders of at least two-thirds of the votes cast must vote in favor of a resolution to reduce our issued share capital if less than one-half of the issued share capital is present at the general meeting in person or by proxy.

Amendments to the Company’s Article of Association, including Variation of Rights

A majority of the votes cast by holders of our shares at a general meeting must approve any resolution proposed by our Board of Directors to amend the Articles of Association or to wind up CNH Industrial. A majority of at least two-thirds of the votes cast shall be required if less than one-half of the issued capital is represented at the meeting. Any such resolution proposed by one or more shareholders must likewise be approved by a majority of the votes cast at a general meeting of shareholders.

The rights of shareholders may be changed only by amending the Company’s Articles of Association.

C. Material Contracts.

For a discussion of our related party transactions, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

For a discussion of the Merger, please see “Presentation of Financial and Certain Other Information.”

For a discussion of the Company’s equity plans, please see “Note 16: Share-Based Compensation” to our consolidated financial statements for the year ended December 31, 2013.

D. Exchange Controls.

Under existing laws of The Netherlands there are no exchange controls applicable to the transfer to persons outside of The Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company.

E.Taxation.

United States Federal Income Taxation

This section summarizes the material U.S. federal income tax consequences of the ownership and disposition of CNH Industrial stock by a U.S. Shareholder (as defined below). It applies solely to persons that hold shares as capital assets for U.S. federal income tax purposes. This section does not apply to members of a special class of holders subject to special rules, including:

•	a dealer in securities or foreign currencies,

•	regulated investment companies,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a bank, financial institution, or insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more, by vote or value, of CNH Industrial,

•	a person that holds shares as part of a straddle or a hedging, conversion, or other risk reduction transaction for U.S. federal income tax purposes,

•	a person that acquired shares pursuant to the exercise of employee stock options or otherwise as compensation, or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, as well as on applicable tax treaties. These authorities are subject to change, possibly on a retroactive basis.

If a partnership holds shares, the U.S. federal income tax treatment of a partner will depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding shares should consult its tax advisor with regard to the U.S. federal income tax treatment of the ownership of CNH Industrial stock.

Prospective purchasers and holders of CNH Industrial stock should consult their own tax advisors regarding the U.S. federal, state and local and foreign and other tax consequences of owning and disposing of CNH Industrial stock in their particular circumstances.

For the purposes of this discussion, a “U.S. Shareholder” is a beneficial owner of shares that is:

•	an individual that is a citizen or resident of the United States,

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

CNH Industrial Common Stock

Taxation of Dividends

Under the U.S. federal income tax laws, subject to the discussion of “passive foreign investment company” (“PFIC”) taxation below, a U.S. Shareholder must include in its gross income the gross amount of any dividend paid by CNH Industrial out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends will be taxed as ordinary income to the extent that they are paid out of CNH

Industrial’s current or accumulated earnings and profits. Dividends paid to a noncorporate U.S. Shareholder by certain “qualified foreign corporations” that constitute qualified dividend income will be taxable to the shareholder at the preferential rates applicable to long-term capital gains provided that the shareholder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Subject to the discussion regarding PFIC taxation below, CNH Industrial believes that dividends CNH Industrial pays with respect to the shares will be qualified dividend income, assuming the holding period requirements are met.

A U.S. Shareholder must include any foreign tax withheld from the dividend payment in this gross amount even though the shareholder does not in fact receive it. The dividend is taxable to a U.S. Shareholder when the U.S. Shareholder receives the dividend, actually or constructively.

The dividend will not be eligible for the dividends-received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Shareholder’s basis in the shares of CNH Industrial stock, causing a reduction in the U.S. Shareholder’s adjusted basis in CNH Industrial stock, and thereafter as capital gain.

Subject to certain limitations, any non-U.S. tax withheld and paid over to a non-U.S. taxing authority is eligible for credit against a U.S. Shareholder’s U.S. federal income tax liability except to the extent a refund of the tax withheld is available to the U.S. Shareholder under non-U.S. tax law or under an applicable tax treaty. The amount allowed to a U.S. Shareholder as a credit is limited to the amount of the U.S. Shareholder’s U.S. federal income tax liability that is attributable to income from sources outside the United States and is computed separately with respect to different types of income that the U.S. Shareholder receives from non-U.S. sources. Subject to the discussion below regarding Section 904(h) of the Code, dividends paid by CNH Industrial will be foreign source income and depending on the circumstances of the U.S. Shareholder, will be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to a U.S. Shareholder.

Under Section 904(h) of the Code, dividends paid by a foreign corporation that is treated as 50% or more owned, by vote or value, by United States persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes, to the extent the foreign corporation earns U.S. source income. In most circumstances, U.S. Shareholders would be able to choose the benefits of Section 904(h)(10) of the Code and elect to treat dividends that would otherwise be U.S. source dividends as foreign source dividends, but in such a case the foreign tax credit limitations would be separately determined with respect to such “resourced” income. In general, therefore, the application of Section 904(h) of the Code may adversely affect a U.S. Shareholder’s ability to use foreign tax credits. CNH Industrial does not believe that it is 50% or more owned by United States persons, but this conclusion is a factual determination and is subject to change; no assurance can therefore be given that CNH Industrial may not be treated as 50% or more owned by United States persons for purposes of Section 904(h) of the Code. U.S. Shareholders are strongly urged to consult their own tax advisors regarding the possible impact if Section 904(h) of the Code should apply.

Taxation of Capital Gains

Subject to the discussion of PFIC taxation below, a U.S. Shareholder which sells or otherwise disposes of its CNH Industrial common shares will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount that the U.S. Shareholder realizes and the U.S. Shareholder’s tax basis in those shares. Capital gain of a noncorporate U.S. Shareholder is taxed at preferential rates when the shareholder has a holding period greater than one year. The gain or loss will be U.S. source income or loss for foreign tax credit limitation purposes. The deduction of capital losses is subject to limitations.

Loyalty Voting Structure

No statutory, judicial or administrative authority directly discusses how the receipt, ownership or disposition of special voting shares should be treated for U.S. federal income tax purposes and as a result, the U.S. federal income tax consequences are uncertain. Accordingly, we urge U.S. shareholders to consult their tax advisor as to the tax consequences of the receipt, ownership and disposition of special voting shares.

Receipt of Special Voting Shares

If a U.S. Shareholder receives special voting shares after requesting its shares be held on the Loyalty Register, the tax consequences of the receipt of special voting shares is unclear. While distributions of stock are tax-free in certain circumstances, the distribution of special voting shares would be taxable if it were considered to result in a “disproportionate distribution.” A disproportionate distribution is a distribution or series of distributions, including deemed distributions, that have the effect of the receipt of cash or other property by some shareholders of CNH Industrial and an increase in the proportionate interest of other shareholders of CNH Industrial in CNH Industrial’s assets or earnings and profits. It is possible that the distribution of special voting shares to a U.S. Shareholder that has requested its shares be held on the Loyalty Register and a distribution of cash in respect of CNH Industrial common shares could be considered together to constitute a “disproportionate distribution.” Unless CNH Industrial has not paid cash dividends in the 36 months prior to a U.S. Shareholder’s receipt of special voting shares and CNH Industrial does not intend to pay cash dividends in the 36 months following a U.S. Shareholder’s receipt of special voting shares, CNH Industrial intends to treat the receipt of special voting shares as a distribution that is subject to tax as described above in “—Taxation of Dividends.” The amount of the dividend should equal the fair market value of the special voting shares received. Because, among other things, the special voting shares are not transferrable and a U.S. Shareholder will receive amounts in respect of the special voting shares only if CNH Industrial is liquidated, CNH Industrial believes and intends to take the position that the value of each special voting share is minimal. However, because the fair market value of the special voting shares is factual and is not governed by any guidance that directly addresses such a situation, the IRS could assert that the value of the special voting shares (and thus the amount of the dividend) as determined by CNH Industrial is incorrect.

Ownership of Special Voting Shares

CNH Industrial believes that U.S. Shareholders holding special voting shares should not have to recognize income in respect of amounts transferred to the special voting shares dividend reserve that are not paid out as dividends. Section 305 of the Code may, in certain circumstances, require a holder of preferred shares to recognize income even if no dividends are actually received on such shares if the preferred shares are redeemable at a premium and the redemption premium results in a “constructive distribution.” Preferred shares for this purpose refer to shares that do not participate in corporate growth to any significant extent. CNH Industrial believes that Section 305 of the Code should not apply to any amounts transferred to the special voting shares dividend reserve that are not paid out as dividends so as to require current income inclusion by U.S. Shareholders because, among other things, (i) the special voting shares are not redeemable on a specific date and a U.S. Shareholder is only entitled to receive amounts in respect of the special voting shares upon liquidation, (ii) Section 305 of the Code does not require the recognition of income in respect of a redemption premium if the redemption premium does not exceed a de minimis amount and, even if the amounts transferred to the special voting shares dividend reserve that are not paid out as dividends are considered redemption premium, the amount of the redemption premium is likely to be “de minimis” as such term is used in the applicable Treasury Regulations. CNH Industrial therefore intends to take the position that the transfer of amounts to the special voting shares dividend reserve that are not paid out as dividends does not result in a “constructive distribution”, and this determination is binding on all U.S. Shareholders of special voting shares other than a U.S. Shareholder that explicitly discloses its contrary determination in the manner prescribed by the applicable regulations. However, because the tax treatment of the loyalty voting structure is unclear and because CNH Industrial’s determination is not binding on the IRS, it is possible that the IRS could disagree with CNH Industrial’s determination and require current income inclusion in respect of such amounts transferred to the special voting shares dividend reserve that are not paid out as dividends.

Disposition of Special Voting Shares

The tax treatment of a U.S. Shareholder that has its special voting shares redeemed for zero consideration after removing its common shares from the Loyalty Register is unclear. It is possible that a U.S. Shareholder would recognize a loss to the extent of the U.S. Shareholder’s basis in its special voting shares, which should equal the amount that was included in income upon receipt. Such loss would be a capital loss and would be a long-term capital loss if a U.S. Shareholder has held its special voting shares for more than one year. It is also possible that a U.S. Shareholder would not be allowed to recognize a loss upon the redemption of its special voting shares and instead a U.S. Shareholder should increase the basis in its CNH Industrial common shares by an amount equal to the basis in its special voting shares. Such basis increase in a U.S. Shareholder’s CNH Industrial common shares would decrease the gain, or increase the loss, that a U.S. Shareholder would recognize upon the sale or other taxable disposition of its CNH Industrial common shares.

The U.S. deferral income tax treatment of the loyalty voting structure is unclear and U.S. shareholders are urged to consult their tax advisors in respect of the consequences of acquiring, owning, and disposing of special voting shares.

PFIC Considerations

CNH Industrial believes that shares of its stock are not stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. If CNH Industrial were to be treated as a PFIC, unless a U.S. Shareholder elects to be taxed annually on a mark-to-market basis with respect to its common shares, any gain realized on the sale or other disposition of CNH Industrial stock would in general not be treated as a capital gain. Instead, if you are a U.S. Shareholder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over a U.S. Shareholder’s holding period for its CNH Industrial stock and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to CNH Industrial each such year. With certain exceptions, CNH Industrial stock will be treated as stock in a PFIC if CNH Industrial was a PFIC at any time during a U.S. Shareholder’s holding period in its shares. Dividends received from CNH Industrial will not be eligible for the special tax rates applicable to qualified dividend income if CNH Industrial is treated as a PFIC with respect to a U.S. Shareholder for any taxable year in which the U.S. Shareholder owns CNH Industrial shares (and regardless of whether CNH Industrial remains a PFIC for subsequent taxable years), but instead will be taxable at rates applicable to ordinary income.

Material U.K. Tax Consequences

This section summarizes the material United Kingdom tax consequences of the ownership of CNH Industrial common shares for U.S. Shareholders. It is intended only as a general guide and does not purport to be a complete analysis of all potential U.K. tax consequences of holding CNH Industrial common shares. This section is based on current U.K. tax law and what is understood to be the current practice of H.M. Revenue and Customs, as well as on applicable tax treaties. This law and practice and these treaties are subject to change, possibly on a retroactive basis.

This section applies only to shareholders of CNH Industrial that are U.S. Shareholders, that are not resident or domiciled in the U.K., that are not individuals temporarily non-resident in the U.K. for a period of less than five complete tax years, that hold their shares as an investment, and that are the absolute beneficial owner of both the shares and any dividends paid on them. This section does not apply to members of any special class of shareholders subject to special rules, such as:

•	a pension fund,

•	a charity,

•	persons acquiring their shares in connection with an office or employment,

•	a dealer in securities,

•	an insurance company, or

•	a collective investment scheme.

In addition, this section may not apply to:

•

any shareholders that, either alone or together, with one or more associated persons, such as personal trusts and connected persons, control directly or indirectly at least 10% of the voting rights or of any class of share capital of CNH Industrial, or

•	any person holding shares as a borrower under a stock loan or an interim holder under a repo.

Taxation of Dividends

Withholding from dividend payments

Dividend payments may be made without withholding or deduction for or on account of U.K. income tax.

Non-U.K.-resident shareholders

A shareholder of CNH Industrial common shares that is not resident in the U.K. for U.K. tax purposes will not be liable to account for income or corporation tax in the U.K. on dividends paid on the shares unless the shareholder carries on a trade (or profession or vocation) in the U.K. and the dividends are either a receipt of that trade or, in the case of corporation tax, the shares are held by or for a U.K. permanent establishment through which the trade is carried on.

Some non-U.K.-resident individual shareholders of CNH Industrial common shares will be entitled to a non-repayable U.K. tax credit equal to one-ninth of the amount of the dividend received and brought into the charge to tax including any foreign tax withheld (or 10% of the aggregate of that dividend and tax credit).

Non-U.K.-resident shareholders that are not otherwise liable to income or corporation tax on dividends will not generally be able to claim repayment of any significant part of the tax credit attaching to dividends from CNH Industrial as the U.K. will levy income tax at the source to offset the amount of the credit. A U.S. Shareholder will not ordinarily be entitled to any cash payment in respect of the tax credit.

A shareholder that is resident outside the United Kingdom for tax purposes should consult its own tax advisor as to its tax position on dividends received from CNH Industrial.

Taxation of Capital Gains

Non-U.K.-resident shareholders

A disposal of CNH Industrial common shares by a shareholder that is not resident in the United Kingdom for tax purposes will not give rise to a chargeable gain or allowable loss unless that shareholder carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and has used, held or acquired CNH Industrial common shares for the purposes of that trade, profession or vocation or that branch, agency or permanent establishment.

Stamp duty and stamp duty reserve tax (“SDRT”)

CNH Industrial does not and will not maintain any share register in the U.K. and, accordingly, (i) U.K. stamp duty will not normally be payable in connection with a transfer of common shares, provided that the instrument of transfer is executed and retained outside the U.K. and no other action is taken in the U.K. by the transferor or transferee, and (ii) no U.K. SDRT will be payable in respect of any agreement to transfer CNH Industrial common shares.

Tax Consequences of Participating in the Loyalty Voting Structure

A non-U.K.-resident shareholder that would not be subject to tax on dividends or capital gains in respect of CNH Industrial common shares will not be subject to tax in respect of the special voting shares.

CNH Industrial does not and will not maintain any share register in the U.K. and, accordingly, no liability to U.K. stamp duty or SDRT will arise to shareholders on the issue or repurchase of special voting shares.

Netherlands Taxation

This section summarizes solely the principal Dutch tax consequences of the acquisition, the ownership and the disposal of CNH Industrial common shares and / or special voting shares, by Non-resident holders of such shares (as defined below). It does not consider every aspect of Dutch taxation that may be relevant to a particular holder of shares in CNH Industrial in special circumstances or who is subject to special treatment under applicable law. Shareholders should consult their own tax advisor regarding the Dutch tax consequences of owning and disposing of CNH Industrial common shares and, if applicable, CNH Industrial special voting shares in their particular circumstances.

Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where in this section the terms “The Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of The Netherlands.

This summary also assumes that the board shall control the conduct of the affairs of CNH Industrial and shall procure that CNH Industrial is organized in accordance with the facts, based upon which the competent authorities of the United Kingdom and The Netherlands have ruled that CNH Industrial should be treated as solely resident of the United Kingdom for the application of the tax treaty as concluded between the United Kingdom and The Netherlands. A change in facts and circumstances based upon which the ruling was issued may invalidate the contents of this section, which will not be updated to reflect any such change.

This summary is based on the tax law of The Netherlands (unpublished case law not included) as it stands at the date of this Form. The law upon which this summary is based is subject to change, perhaps with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.

Scope of the summary

The summary of Dutch taxes set out in this section “Material Dutch tax consequences” only applies to a holder of shares who is a Non-Resident holder of shares. For the purpose of this summary, a holder of shares is a Non-Resident holder of shares if such holder is neither a resident nor deemed to be resident in The Netherlands for purposes of Dutch income tax or corporation tax as the case may be, and if such holder is an individual, has not elected to be treated as a resident of The Netherlands for Dutch income tax purposes. Where in this Dutch taxation discussion reference is made to “a holder of shares”, that concept includes, without limitation:

1.	an owner of one or more shares who in addition to the title to such shares, has an economic interest in such shares;

2.	a person who or an entity that holds the entire economic interest in one or more shares;

3.

a person who or an entity that holds an interest in an entity, such as a partnership or a mutual fund, that is transparent for Dutch tax purposes, the assets of which comprise one or more shares, within the meaning of 1. or 2. above; or

4.

a person who is deemed to hold an interest in shares, as referred to under 1. to 3., pursuant to the attribution rules of article 2.14a, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), with respect to property that has been segregated, for instance in a trust or a foundation.

Please note that this summary does not describe the tax considerations for holders of our shares who are individuals and derive benefits from our shares that are a remuneration or deemed to be a remuneration in connection with past, present or future employment performed in The Netherlands or membership of a management board (bestuurder) or a supervisory board (commissaris) of a Netherlands resident entity by such holder or certain individuals related to such holder (as defined in The Dutch Income Tax Act 2001).

Dividend withholding tax

The competent authorities of the United Kingdom and The Netherlands have ruled that CNH Industrial is resident of the United Kingdom for the application of the tax treaty as concluded between The Netherlands and the United Kingdom. Consequently payments made by CNH Industrial on the common shares and or the special voting shares to non-resident shareholders may be made free from Dutch dividend withholding tax.

Taxes on income and capital gains from the ownership and disposition of CNH Industrial common shares and / or special voting shares

A Non-resident holder (as defined above) of CNH Industrial common shares and / or special voting shares will not be subject to any Dutch taxes on income or capital gains in respect of any benefits derived or deemed to be derived by such holder from such holder’s CNH Industrial common shares and / or special voting shares, including any capital gain realized on the disposal thereof, unless:

1.

such holder derives profits from an enterprise, directly, or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, if such holder is an individual, or other than as a holder of securities, if such holder is not an individual, such enterprise is either managed in The Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative which is taxable in The Netherlands, and such holder’s CNH Industrial common shares and/or special voting shares are attributable to such enterprise; or

2.

such holder is an individual and such holder derives benefits from CNH Industrial common shares and/or special voting shares that are taxable as benefits from miscellaneous activities in The Netherlands. Benefits derived or deemed to be derived from certain miscellaneous activities by a child or a foster child who is under eighteen years of age are attributed to the parent who exercises, or the parents who exercise, authority over the child, irrespective of the country of residence of the child.

Gift and Inheritance Taxes

No Dutch gift or inheritance taxes will arise on the transfer of the shares by way of a gift by, or on the death of, a Non-Resident holder of CNH Industrial common shares, unless, in the case of a gift of the shares by an individual, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands.

For purposes of Dutch gift and inheritance taxes, amongst others, an individual that holds the Dutch nationality will be deemed to be resident in The Netherlands if such individual has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his/her death. Additionally, for purposes of Dutch gift tax, amongst others, an individual not holding the Dutch nationality will be deemed to be resident in The Netherlands if such individual has been resident in The Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Other taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in The Netherlands by a holder in respect of or in connection with (i) the subscription, issue, placement or allotment of CNH Industrial common shares and / or special voting shares, (ii) the enforcement by way of legal proceedings (including the enforcement of any foreign judgment in the courts of The Netherlands) of the documents relating to the issue of CNH Industrial common shares and / or special voting shares or the performance by CNH Industrial of CNH Industrial’s obligations under such documents, or (iii) the transfer of CNH Industrial common shares and / or special voting shares.

F. Dividends and Paying Agents.

Not applicable.

G. Statement of Experts.

Not applicable.

H. Documents on Display.

We file reports, including annual reports on Form 20-F, furnish periodic reports on Form 6-K and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. These may be read without charge and copied, upon payment of prescribed rates, at the public reference facility maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. To obtain information on the operation of the public reference facility, the telephone number is 1-800-SEC-0330. Any SEC filings may also be accessed by visiting the SEC’s website at www.sec.gov.

I. Subsidiary Information.

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to the following financial risks connected with our operations:

•	credit risk, regarding our normal business relations with customers and dealers, and our financing activities;

•	market risk (principally relating to exchange rates and interest rates), since we operate at an international level in different currencies and use financial instruments which generate interest.

We monitor the financial risks to which we are exposed, in order to detect those risks in advance and take the necessary actions to mitigate them. The following section provides qualitative and quantitative disclosures on the effect that these risks may have upon us.

The quantitative data reported in the following section do not have any predictive value. In particular, the sensitivity analysis on market risks does not reflect the complexity of the market or the reaction which may result from any changes that are assumed to take place.

Credit risk

The maximum credit risk to which we were theoretically exposed at December 31, 2013 is represented by the carrying amounts stated for financial assets in the statement of financial position and the nominal value of the guarantees provided on liabilities or commitments to third parties.

Dealers and final customers are subject to specific assessments of their creditworthiness under a detailed scoring system; in addition to carrying out this screening process, we also obtain financial and non-financial guarantees for risks arising from credit granted for the sale of commercial vehicles, agricultural equipment and construction equipment. These guarantees are further strengthened where possible by reservation of title clauses or specific guarantees on financed vehicle sales to the distribution network and on vehicles assigned under finance leasing agreements.

Balances which are objectively uncollectible either in part or for the whole amount are written down on a specific basis if they are individually significant. The amount of the write-down takes into account an estimate of the recoverable cash flows and the date of receipt, the costs of recovery and the fair value of any guarantees received. Impairment losses are recognized for receivables which are not written down on a specific basis, determined on the basis of historical experience and statistical information.

Receivables for financing activities amounting to $21,976 million at December 31, 2013 ($20,039 million at December 31, 2012) containing balances totaling $726 million ($782 million at December 31, 2012) that have been written down. In addition, balances totaling $1,154 million ($1,174 million at December 31, 2012) were either past due or in nonaccrual status. In the event of installment payments, even if only one installment is overdue, the whole amount of the receivable is classified as such.

Trade receivables totaling $1,362 million at December 31, 2013 ($1,894 million at December 31, 2012) contain balances totaling $248 million ($223 million at December 31, 2011) that have been written down.

Currency risk

We are exposed to risk resulting from changes in exchange rates, which can affect our earnings and equity.

Where one of our subsidiaries incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the operating profit/(loss) of that company. In 2013, the total trade flows exposed to currency risk amounted to the equivalent of 19% of our turnover (18% in 2012). The principal exchange rates to which we are exposed are the following:

•	U.S.$/EUR, in relation to the production/purchases of Agricultural Equipment and Construction Equipment in the euro area and to sales in dollars made by Commercial Vehicles;

•	U.S.$/BRL and EUR/BRL, in relation to production in Brazil and the respective import/export flows;

•	U.S.$/AUD, mainly in relation to sales made by Agricultural Equipment and Construction Equipment in Australia;

•	U.S.$/GBP, in relation to the production/purchases of Agricultural Equipment and Construction Equipment in the UK;

•	EUR/GBP, predominately in relation to sales made by Commercial Vehicles on the U.K. market and purchases made by Agricultural Equipment and Construction Equipment in the euro area.

Taken overall, trade flows exposed to changes in these exchange rates in 2013 made up approximately 77% of the exposure to currency risk from trade transactions.

It is our policy to use derivative financial instruments to hedge a certain percentage, on average between 55% and 85%, of the forecast trading transaction exchange risk exposure for the coming 12 months (including such risk beyond that date where it is believed to be appropriate in relation to the characteristics of the business) and to hedge completely the exposure resulting from firm commitments.

Certain subsidiaries may find themselves with trade receivables or payables denominated in a currency different from the subsidiary’s functional currency. In addition, in a limited number of cases, it may be convenient from an economic point of view, or it may be required under local market conditions, for subsidiaries to obtain financing or use funds in a currency different from their functional currency. Changes in exchange rates may result in exchange gains or losses arising from these situations. It is our policy to hedge fully, whenever possible, the exposure resulting from receivables, payables and securities denominated in foreign currencies different from the subsidiary’s functional currency.

Certain of our subsidiaries are located in countries outside of the United States. As our reporting currency is the U.S. dollar, the income statements of those subsidiaries are converted into U.S. dollars using the average exchange rate for the period, and while revenues and margins are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the results reported in U.S. dollars.

The assets and liabilities of consolidated companies whose functional currency is different from the U.S. dollar may acquire converted values in U.S. dollars which differ as a function of the fluctuation in exchange rates.

We monitor our principal exposure to conversion exchange risk, although there was no specific hedging in this respect at the statement of financial position date. There were no substantial changes in 2013 in the nature or structure of exposure to currency risk or in our hedging policies.

Sensitivity analysis

The potential loss in fair value of derivative financial instruments held for currency risk management (currency swaps/forwards, currency options, interest rate and currency swaps) at December 31, 2013 resulting from a hypothetical, unfavorable and instantaneous change of 10% in the exchange rates amounts to approximately $281 million ($243 million at December 31, 2012). The valuation model for currency options assumes that market volatility at year-end remains unchanged.

Receivables, payables and future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

Interest rate risk

Our manufacturing companies and treasury companies make use of external funds obtained in the form of financing and invest in monetary and financial market instruments. In addition, certain subsidiaries make sales of receivables resulting from their trading activities on a continuing basis. Changes in market interest rates can affect the cost of the various forms of financing, including the sale of receivables, or the return on investments and the employment of funds, causing an impact on the level of net financial expenses incurred by us.

In addition, Financial Services companies provide loans (mainly to customers and dealers), financing themselves using various forms of direct debt or asset-backed financing (e.g. , securitization of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing/funding obtained, changes in the current level of interest rates can affect the operating profit/(loss) of those companies and us as a whole.

In order to manage these risks, we uses interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements, with the object of mitigating, under economically acceptable conditions, the potential variability of interest rates on net income.

Sensitivity analysis

In assessing the potential impact of changes in interest rates, we separate out fixed rate financial instruments (for which the impact is assessed in terms of fair value) from floating rate financial instruments (for which the impact is assessed in terms of cash flows).

The fixed rate financial instruments used by us consist principally of part of the portfolio of the Financial Services’ companies (basically customer financing and financial leases) and part of our debt (including subsidized loans and bonds).

The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2013, resulting from a hypothetical, unfavorable and instantaneous change of 10% in market interest rates, would have been approximately $34 million (approximately $9 million at December 31, 2012).

Floating rate financial instruments consist principally of cash and cash equivalents, loans provided by the financial services companies to the distribution network and part of its debt. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.

A hypothetical, unfavorable and instantaneous change of 10% in short-term interest rates at December 31, 2013, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have caused increased net expenses before taxes, on an annual basis, of approximately $5 million (approximately $1 million at December 31, 2012).

This analysis is based on the assumption that there is a general and instantaneous change of 10% in interest rates across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2013 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control

No change to our internal control over financial reporting occurred during the year ended December 31, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that members of the audit committee, namely, Peter Kalantzis, Mr. John B. Lanaway, Professor Guido Tabellini and Mr. Jacques Theurillat, are each an audit committee financial expert. All are independent directors under the NYSE standards.

Item 16B.	Code of Ethics

We have adopted a code of ethics which is applicable to all employees including our principal executive officer, principal financial officer and the principal accounting officer and controller. This code of ethics is posted on our website, www.cnhindustrial.com, and may be found as follows: from our main page, first click on “Corporate Governance” and then on “Code of Conduct.”

Item 16C.	Principal Accountant Fees and Services

Reconta Ernst & Young S.p.A., the member firms of Ernst & Young and their respective affiliates (collectively, the “Ernst & Young Entities”) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2013 and 2012. We incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2013 and 2012, respectively:

	2013	2012
Audit Fees	$10,909,000	$9,021,000
Audit-Related Fees	2,391,000	538,000
Other Fees	1,303,000	1,760,000

Total	$14,603,000	$11,319,000

“Audit Fees” are the aggregate fees billed by the Ernst & Young Entities for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by the Ernst & Young Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees for the audit of employee benefit plans and pension plans, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. In 2013, approximately $2.1 million audit-related fees related to the Merger transaction.

Audit Committee’s pre-approval policies and procedures

Our Audit Committee nominates and engages our independent registered public accounting firm to audit our consolidated financial statements. Our Audit Committee has a policy requiring management to obtain the Audit Committee’s approval before engaging our independent registered public accounting firm to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee reviews and pre-approves (if appropriate) specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and any other services that may be performed by our independent registered public accounting firm.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We currently have no announced share buyback plans.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

CNH Industrial N.V. is a company organized under the laws of The Netherlands and qualifies as a foreign private issuer under the NYSE listing standards. In accordance with the NYSE corporate governance rules, listed companies that are foreign private issuers are permitted to follow home-country practice in some circumstances in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are applicable to U.S. companies. In addition, we must disclose any significant ways in which our corporate governance practices differ from those followed by U.S. companies listed on the NYSE.

Both the Dutch and NYSE corporate governance regimes were adopted with the goal of restoring trust and confidence in the honesty, integrity and transparency of how business is conducted at and by public companies. Because these corporate governance regimes are based on the same principles, they are similar in many respects. However, certain differences exist between Dutch and NYSE corporate governance rules, as summarized below. We believe that our corporate governance practices and guidelines are consistent, in principle, with those required of U.S. companies listed on the NYSE. In addition, we endorse the principles and Best Practice Provisions of the Dutch Code.

The discussion below summarizes the significant differences between our corporate governance practices and the NYSE standards applicable to U.S. companies.

Dutch legal requirements concerning director independence differ in certain respects from the rules applicable to U.S. companies listed on the NYSE. While under most circumstances both regimes require that a majority of board members be “independent,” the definition of this term under Dutch law differs from the definition used under the NYSE corporate governance standards. In some cases the Dutch requirement is more stringent, such as by requiring a longer “look-back” period (five years) for former executive directors and employees and by requiring that only one non-executive board member may be “dependent”. Currently, a majority of our Board (seven of the eleven members) are “independent” under the NYSE definition and the Dutch Code. Persons may not be appointed as non-executive director of CNH Industrial N.V. if such person is a non-executive director, member of the supervisory board or other similar body for at least five other (Dutch) companies with a certain size.

The NYSE requires that, when an audit committee member of a U.S. domestic listed company serves on four or more audit committees of public companies, the listed company should disclose (either on its website or in its annual proxy statement or annual report on Form 10-K) that the board of directors has determined that this simultaneous service would not impair the director’s service to the listed company. Dutch law does not require the Company to make such a determination.

NYSE rules require a U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement, although we do have a Compensation Committee and a Governance and Sustainability Committee. Our Compensation Committee Charter states that a maximum of one member of the Compensation Committee may not be independent. One of the four members of the Compensation Committee is considered non-independent under the NYSE Standard. In addition, the Dutch Code provides that the Compensation Committee may not be chaired by a member of the management board of another listed company. The initial composition of the Compensation Committee is such that its chairman is also an executive director of the board of directors of another listed company (which; however, operates in an industry sector which is different from those in which we operate). Our Governance and Sustainability Committee Charter states that a maximum of two members of the Governance and Sustainability Committee may not be independent. Two of the three members of the Governance and Sustainability Committee are considered non independent under the NYSE standards.

In contrast to NYSE rules applicable to U.S. companies, which require that external auditors be appointed by the Audit Committee, the general rule under Dutch law is that external auditors are appointed by the general meeting of shareholders. In accordance with the requirements of Dutch law, the appointment and removal of our independent registered public accounting firm must be resolved upon by the general meeting of shareholders. Our Audit Committee is responsible for the recommendation to the shareholders of the appointment and compensation of the independent registered public accounting firm and oversees and evaluates the work of our independent registered public accounting firm.

Under NYSE listing standards, shareholders of U.S. companies must be given the opportunity to vote on all equity compensation plans and to approve material revisions to those plans, with limited exceptions set forth in the NYSE rules. As a foreign private issuer we are permitted to follow our home country laws regarding shareholder approval of compensation plans, and, under Dutch law, such approval from shareholders is not required for equity compensation plans for employees other than the members of the Board, and to the extent the authority to grant equity rights has been delegated by the shareholders to the Board. For equity compensation plans for members of the Board and/or in the event that the authority to issue shares and/or rights to subscribe for shares has not been delegated to the Board, approval of the general meeting of shareholders is required.

While NYSE rules do not require listed companies to have shareholders approve or declare dividends, the Dutch Code recommends that a dividend distribution be a separate agenda item in the general meeting of shareholders, in which the annual accounts are adopted. In our case, Articles 18 and 22 of our Articles of Association provide that annual dividends must be resolved upon by our general meeting of shareholders. For a discussion of our dividend policy, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Payment of Dividends.”

In contrast to NYSE rules applicable to U.S. companies, the Dutch Code is based on the “comply or explain” principle, as a result of which deviation from the Dutch Code is possible as long as such deviation is explained.

In accordance with the corporate governance rules of the NYSE applicable to foreign private issuers, we also disclose these differences between our corporate governance practices and those required of domestic companies by the NYSE listing standards on our website at www.cnhindustrial.com.

Item 16H. Mine Safety Disclosure

Not applicable

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18.	Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CNH INDUSTRIAL N.V. AND SUBSIDIARIES

Item 19.	Exhibits

A list of exhibits included as part of this annual report on Form 20-F is set forth in the Index to Exhibits that immediately follows the signature page of this annual report on Form 20-F.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of CNH Industrial N.V.

We have audited the accompanying consolidated balance sheets of CNH Industrial N.V. and subsidiaries (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CNH Industrial N.V. and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information in Note 22 to the consolidated financial statements for “Industrial Activities” and “Financial Services” is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information as of December 31, 2013 and 2012 and for the years then ended has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Reconta Ernst & Young S.p.A.

Turin, Italy

April 25, 2014

CNH INDUSTRIAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011
	(in millions)
Revenues
Net sales	$32,632	$31,529	$32,224
Finance and interest income	1,204	1,272	1,256

Total Revenues	$33,836	$32,801	$33,480

Costs and Expenses
Cost of goods sold	$26,551	$25,569	$26,270
Selling, general & administrative expenses	3,094	3,036	3,214
Research and development expenses	1,222	1,129	1,026
Restructuring expenses	71	231	131
Interest expense	1,196	1,209	1,324
Other, net	328	280	335

Total Costs and Expenses	$32,462	$31,454	$32,300

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,374	1,347	1,180
Income taxes	671	564	652
Equity in income of unconsolidated subsidiaries and affiliates	125	93	111

Net Income	828	876	639
Net income attributable to noncontrolling interests	151	120	94

Net income attributable to CNH Industrial N.V.	$677	$756	$545

Earnings per share attributable to common shareholders
Basic	0.54	0.62	0.42
Diluted	0.54	0.62	0.42
Earnings per share attributable to preference shareholders
Basic and diluted	—	—	0.42
Earnings per share attributable to savings shareholders
Basic and diluted	—	—	0.49

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011
	(in millions)
Net income	$828	$876	$639
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on cash flow hedges	94	42	(53)
Changes in retirement plans’ funded status	87	(219)	(68)
Foreign currency translation	(510)	(185)	(265)
Unrealized gain (loss) on available for sale securities	(1)	(1)	(6)
Share of other comprehensive income of entities using the equity method	(23)	(59)	(12)

Other comprehensive income (loss), net of tax	(353)	(422)	(404)

Comprehensive income	475	454	235
Less: comprehensive income attributable to noncontrolling interests	132	80	36

Comprehensive income attributable to CNH Industrial N.V.	$343	$374	$199

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2013 and 2012

	December 31, 2013	December 31, 2012
	($ million)
Cash and cash equivalents	$5,567	$5,199
Restricted cash	922	885
Trade receivables, net	1,362	1,894
Financing receivables, net	21,976	20,039
Inventories, net	7,410	6,260
Property, plant and equipment, net	7,090	6,154
Investments in unconsolidated subsidiaries and affiliates	645	594
Equipment under operating leases	1,059	821
Goodwill	2,504	2,510
Other intangible assets, net	810	780
Deferred tax assets	1,679	1,529
Derivative assets	261	159
Other assets	2,558	2,141

TOTAL ASSETS	$53,843	$48,965

Debt	$29,866	$27,052
Trade payables	7,369	6,389
Deferred tax liabilities	385	210
Pension, postretirement and other post-employment benefits	2,427	2,564
Derivative liabilities	94	128
Other liabilities	8,735	7,790

Total liabilities	$48,876	$44,133

Redeemable Noncontrolling interest	12	7
Common shares, € 0.01, par value; issued 1,350,073,530 common shares and 468,994,386 special voting shares in 2013; € 1.50 par value, issued 1,222,560,247 common shares in 2012	25	2,565
Additional paid in capital	4,283	577
Retained earnings	1,966	1,693
Accumulated other comprehensive income (loss)	(1,373)	(911)
Noncontrolling interests	54	901

Equity:	$4,955	$4,825

TOTAL EQUITY AND LIABILITIES	$53,843	$48,965

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED BALANCE SHEETS — (Continued)

As of December 31, 2013 and 2012

The following table presents certain assets and liabilities of consolidated variable interest entities (“VIEs”), which are included in the Consolidated Balance Sheets above. The assets in the table include only those assets that can be used to settle obligations of consolidated VIEs. The liabilities in the table include third party liabilities of the consolidated VIEs, for which creditors do not have recourse to the general credit of CNH Industrial.

	December 31, 2013	December 31, 2012
	(in millions)
Restricted cash	$900	$881
Financing receivables	12,379	12,111
Equipment on operating leases, net	116	125

Total Assets	$13,395	$13,117

Debt	$12,871	$12,535

Total Liabilities	$12,871	$12,535

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011
	(in millions)
Operating activities:
Net income	$828	$876	$639
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	690	677	709
Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	413	362	314
Loss (gain) from disposal of assets	25	22	(46)
Undistributed income of unconsolidated subsidiaries	(44)	11	(31)
Other non cash items	196	398	537
Changes in operating assets and liabilities:
Provisions	107	79	249
Deferred income taxes	(59)	(10)	157
Trade and financing receivables related to sales, net	(658)	(1,145)	(701)
Inventories, net	(1,205)	(103)	(1,290)
Trade payables	963	(168)	1,258
Other assets and liabilities	266	(157)	370

Net cash provided by operating activities	1,522	842	2,165

Investing activities:
Additions to retail receivables	(7,511)	(7,048)	(6,797)
Collections of retail receivables	6,043	6,175	6,325
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	7	97	15
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	466	412	539
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and assets sold under buy-back commitments	(1,227)	(1,048)	(820)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(1,439)	(1,186)	(1,154)
Other	(127)	1	(443)

Net cash used by investing activities	(3,788)	(2,597)	(2,335)

Financing activities:
Proceeds from long-term debt	12,464	11,364	16,708
Payments of long-term debt	(9,988)	(9,505)	(7,312)
Net increase (decrease) in other financial liabilities	514	(657)	(6,568)
Dividends paid	(368)	(616)	(11)
Other	(6)	13	(2)

Net cash provided by financing activities	2,616	599	2,815

Effect of foreign exchange rate changes on cash and cash equivalents	18	—	(300)

Increase (decrease) in cash and cash equivalents	368	(1,156)	2,345

Cash and cash equivalents, beginning of year	5,199	6,355	4,010

Cash and cash equivalents, end of year	$5,567	$5,199	$6,355

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2013, 2012 and 2011

	Common shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2011	$2,557	$610	$629	$(183)	$946	$4,559	$4
Net income	—	—	545	—	92	637	2
Other comprehensive income, net of tax	—	—	—	(346)	(58)	(404)	—
Dividend paid	—	—	—	—	(10)	(10)	(1)
Increase in noncontrolling interest due to change in ownership	—	(11)	—	—	28	17	—
Other changes	—	—	33	—	25	58	—

Balance, December 31, 2011	$2,557	$599	$1,207	$(529)	$1,023	$4,857	$5
Net income	—	—	756	—	116	872	4
Other comprehensive income, net of tax	—	—	—	(382)	(40)	(422)	—
Dividend paid	—	—	(308)	—	(306)	(614)	(2)
Increase in noncontrolling interest due to change in ownership	—	(14)	—	—	77	63	—
Increase/(decrease) in the reserve for share-based payment	—	—	8	—	—	8	—
Capital increase	8	(8)	—	—	13	13	—
Other changes	—	—	30	—	18	48	—

Balance, December 31, 2012	$2,565	$577	$1,693	$(911)	$901	$4,825	$7
Net income	—	—	677	—	144	821	7
Other comprehensive income, net of tax	—	—	—	(334)	(19)	(353)	—
Dividend paid	—	—	(366)	—	—	(366)	(2)
Increase in noncontrolling interest due to change in ownership	—	(44)	—	—	64	20	—
Increase/(decrease) in the reserve for share-based payment	—	29	(8)	—	—	21	—
Other changes	—	—	(30)	—	17	(13)	—
Impact from the Merger
—Cancellation of Fiat Industrial S.p.A. share capital and issuance of CNH Industrial N.V. share capital	(2,541)	2,541	—	—	—	—	—
—Purchase of ownership interests in CNH Global N.V. from non-controlling interests	1	1,180	—	(128)	(1,053)	—	—

Balance, December 31, 2013	$25	$4,283	$1,966	$(1,373)	$54	$4,955	$12

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Nature of Operations

CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, The Netherlands. CNH Industrial is a leading company in the capital goods sector that, through its various businesses, designs, produces and sells agricultural equipment and construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications (see “Note 19: Segment Reporting”). In addition, CNH Industrial’s Financial Services segment offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers.

The Company was formed as a result of the business combination transaction between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries the “Fiat Industrial Group”) and CNH Global N.V. (“CNH Global”).

The deeds of merger for the mergers of Fiat Industrial and CNH Global with and into CNH Industrial (the “Merger”) were executed, respectively, on September 27 and 28, 2013. The effective date of the Merger was September 29, 2013. A primary objective of the Merger was to simplify the capital structure of Fiat Industrial (CNH Industrial subsequent to the Merger) by creating a single class of liquid stock listed on the New York Stock Exchange (“NYSE”) and on the Mercato Telematico Azionario, organized and managed by Borsa Italiana S.p.A. (“MTA”). The principal steps in the Merger were:

•	the cross-border merger of Fiat Netherlands Holding N.V. (“FNH”) with and into Fiat Industrial (the “FNH Merger”), which occurred on August 1, 2013;

•	the cross-border reverse merger of Fiat Industrial with and into FI CBM Holdings N.V. (now known as CNH Industrial) (the “FI Merger”); and

•	the Dutch merger of CNH Global with and into FI CBM Holdings N.V. (the “CNH Merger”).

All the companies (i.e., Fiat Industrial, FI CBM Holdings N.V. (now known as CNH Industrial), FNH and CNH Global) involved in the Merger were part of Fiat Industrial. In particular:

•	(i) FNH was a wholly-owned direct subsidiary of Fiat Industrial;

•	(ii) FI CBM Holdings N.V. (now known as CNH Industrial) was a wholly-owned direct subsidiary of Fiat Industrial; and

•	(iii) CNH Global was an indirect subsidiary of Fiat Industrial (controlled through FNH which owned approximately 87% of CNH Global’s capital stock).

In connection with the FI Merger, Fiat Industrial shareholders received one newly allotted common share in CNH Industrial (having a nominal value of €0.01 each) for each ordinary share held in Fiat Industrial (having a nominal value of €1.57 each). In connection with the CNH Merger, CNH Global shareholders received 3.828 newly allotted CNH Industrial common shares (having a nominal value of €0.01 each) for each common share held in CNH Global (having a nominal value of €2.25 each).

Prior to the Merger, Fiat Industrial owned approximately 87% of CNH Global’s outstanding common shares (through their ownership of all of CNH Global’s common shares B), through Fiat Netherlands Holding N.V. (“Fiat Netherlands”). As the Merger represents a “business combination involving entities or businesses under common control”, it is outside the scope of application of Accounting Standards Codification 805—Business Combinations. Accordingly, no adjustments were made to the carrying amounts of the assets and liabilities of Fiat Industrial. This resulted in the amounts recognized in the consolidated balance sheet post-merger being equal to those reported in the consolidated balance sheet of Fiat Industrial pre-merger. The only significant accounting effect of the Merger was the post-merger attribution to owners of the parent company of the previous noncontrolling interests in CNH Global N.V. As a result of the Merger, $1,053 million of noncontrolling interests were reclassified to equity attributable to the parent.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2010, Fiat S.p.A. and its subsidiaries (the “Fiat Group”) initiated and completed a strategic project to separate the Agricultural Equipment and Construction Equipment (CNH) and Trucks and Commercial Vehicles (Iveco) activities, as well as the “Industrial & Marine” business line of FPT Powertrain Technologies (FPT Industrial), from the Automobile and Automobile-related Components and Production Systems activities, consisting of Fiat Group Automobiles, Maserati, Ferrari, Magneti Marelli, Teksid, Comau and the “Passenger & Commercial Vehicles” business line of FPT Powertrain Technologies. Separation of those businesses, through the demerger from Fiat S.p.A. and transfer to Fiat Industrial S.p.A. (the “Demerger”—a Partial and Proportional Demerger pursuant to Article 2506-bis of the Italian Civil Code), resulted in the creation of Fiat Industrial Group (consisting of CNH, Iveco and FPT Industrial) on January 1, 2011. Pursuant to the Demerger, on January 1, 2011, shareholders of Fiat S.p.A. received, for no consideration, one share in Fiat Industrial S.p.A. for each share of the same class already held in Fiat S.p.A. Accordingly, as a result of this statutory demerger, the share capital of Fiat Industrial S.p.A. increased by an amount of $2,556 million, equal to the corresponding reduction in the share capital of Fiat S.p.A. on January 1, 2011. Since January 3, 2011, Fiat S.p.A. and Fiat Industrial S.p.A. have been listed separately on the MTA (“Mercato Telematico Azionario di Milano”) and operate as independent companies, each with its own management and Board of Directors.

Following the Merger between Fiat Industrial and CNH Global, the Company has realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment (ii) Construction Equipment, which designs, produces and sells construction equipment (iii) Commercial Vehicles, which designs, produces and sell trucks, commercial vehicles, buses, and special vehicles (iv) Powertrain, which produces and sells engines and transmissions for those vehicles and engines for marine applications and (v) Financial Services, which provides financial services to the customers of our products. The Company’s worldwide agricultural equipment, construction equipment, commercial vehicles and powertrain operations are collectively referred to as “Industrial Activities”. Segment information for prior years has been recast to conform to the current year’s presentation.

Note 2: Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

CNH Industrial has prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include CNH Industrial N.V. and its consolidated subsidiaries. The consolidated financial statements are expressed in U.S. dollars and, unless otherwise indicated, all financial data set forth in these consolidated financial statements is expressed in U.S. dollars. The consolidated financial statements include the accounts of CNH Industrial’s subsidiaries in which CNH Industrial has a controlling financial interest, and reflect the noncontrolling interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. A controlling financial interest may exist based on ownership of a majority of the voting interest of an entity or based on CNH Industrial’s determination that it is the primary beneficiary of a variable interest entity (“VIE”). The primary beneficiary of a VIE is the party that has the power to direct the activities that most significantly impact the economic performance of the entity and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity. The Company assesses whether it is the primary beneficiary on an ongoing basis, as prescribed by the accounting guidance on the consolidation of VIEs. The consolidated status of the VIEs with which the Company is involved may change as a result of such reassessments.

Investments in unconsolidated subsidiaries and affiliates are accounted for using the equity method when CNH Industrial does not have a controlling interest, but exercises significant influence. Under this method, the

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

investment is initially recorded at cost and is increased or decreased by CNH Industrial’s proportionate share of the entity’s respective net income or loss. Dividends received from these entities reduce the carrying value of the investments.

Business Combinations

Business combinations are accounted for by applying the acquisition method. Under this method, the consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred and liabilities assumed by the Company and the equity interests issued in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

There were no significant business combinations in 2013 or 2012.

In 2011, the Company acquired Iveco Finance Holdings Limited (“IFHL”), a previously unconsolidated joint venture which managed the financial services activities for Commercial Vehicles in Italy, Germany, France, the U.K. and Switzerland which was later renamed Iveco Capital Limited. The acquisition price was approximately $154 million, which was primarily allocated to acquired financing receivables of $3,381 million and assumed debt of $3,148 million. If the acquisition had occurred as of January 1, 2011, the Company’s revenues would have increased by $214 million and the impact on net income would have been insignificant.

Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and reported amounts of revenues and expenses. Significant estimates in these consolidated financial statements include the realizable value of property, plant and equipment, and goodwill and other intangibles; residual values of equipment on operating leases; allowance for credit losses; tax contingencies; liabilities for warranties; sales allowances; and assets and obligations related to employee benefits.

Revenue Recognition

Industrial Activities record sales of equipment and replacement parts when title and all risks of ownership have transferred to the independent dealer or other customer according to the terms of sale, generally upon shipment or delivery of goods. Revenue for certain transactions is recognized when the special order goods are available for a limited pickup period when requested in advance by a qualifying customer and risks and rewards of ownership have transferred. Dealers may not return equipment while the applicable dealer contract remains in place. Replacement parts may be returned on a limited basis. In the U.S. and Canada, if a dealer contract is terminated for any reason, CNH Industrial may be obligated to repurchase new equipment from the dealer.

For all sales, no significant uncertainty exists surrounding the purchaser’s obligation to pay for the equipment and replacement parts. CNH Industrial records appropriate allowance for credit losses and anticipated returns as necessary. Receivables are due upon the earlier of payment terms discussed below or sale to the retail customer. Fixed payment schedules exist for all sales to dealers, but payment terms vary by geographic market and product line. In connection with these payment terms, CNH Industrial offers wholesale financing to many of its dealers including “interest-free” financing for specified periods of time which also vary by geographic market and product line. Interest is charged to dealers after the end of the “interest-free” period. Sales to dealers that do not qualify for an “interest-free” period are generally subject to payment terms of 30 days or less.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New vehicle sales with a buy-back commitment are not recognized at the time of delivery but are accounted for as operating leases. More specifically, vehicles sold with a buy-back commitment by Commercial Vehicles are accounted for as Property, plant and equipment because agreements usually have a long-term buy-back commitment. The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period is depreciated on a straight-line basis over the same period. The initial sale price received is recognized as an advance payment in Other Liability. The difference between the initial sale price and the buy-back price is recognized as rental revenue on a straight-line basis over the term of the operating lease.

Revenues from the sale of extended warranties and maintenance contracts are recognized over the life of the contract and matched to related costs. Given their nature, margins on these contracts are recognized only when all associated costs can be estimated reliably, which is generally in the final period of the contractual term. In the event that estimated costs to fulfill the contract obligations exceed contract revenues, the estimated contract loss is recognized as soon as it is identified and recorded in Other Liabilities.

Shipping and other transportation costs are recorded in cost of sales.

Finance and interest income on retail and other notes receivables and finance leases is recorded using the effective yield method. Deferred costs on the origination of financing receivables are recognized as a reduction in finance revenue over the expected lives of the receivables using the effective yield method. Recognition of income on loans is suspended when management determines that collection of future income is not probable or when an account becomes 120 days delinquent, whichever occurs earlier. Interest accrual is resumed if the receivable becomes contractually current and collection becomes probable. Previously suspended income is recognized at that time. The Company applies cash received on nonaccrual financing receivables to first reduce any unrecognized interest and then the recorded investment and any other fees. Receivables are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Delinquency is reported on receivables greater than 30 days past due. Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is determined to be probable that all amounts due will not be collected.

Income from operating leases is recognized over the term of the lease on a straight-line basis.

Sales Allowances

CNH Industrial grants certain sales incentives to stimulate sales of its products to retail customers. The expense for such incentive programs is recorded as a deduction in arriving at the net sales amount at the time of the sale of the product to the dealer. The expense for new programs is accrued at the inception of the program. The amounts of incentives to be paid are estimated based upon historical data, estimated future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things.

Warranty Costs

At the time a sale of equipment or parts to a dealer is recognized, CNH Industrial records the estimated future warranty costs for the product, primarily basic warranty coverage. CNH Industrial determines its total warranty liability by applying historical claims rate experience to the estimated amount of equipment that has been sold and is still under warranty. Campaigns are formal post-production modification programs approved by management. The liabilities for such programs are recognized when approved, based on an estimate of the total cost of the program.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Advertising

CNH Industrial expenses advertising costs as incurred. Advertising expense totaled $241 million, $210 million, and $223 million for the years ended December 31, 2013, 2012, and 2011, respectively.

Research and Development

Research and development costs are expensed as incurred.

Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized and amortized over the useful life of the class of assets to which they refer.

All other borrowing costs are expensed when incurred.

Government Grants

Government grants are recognized in the financial statements when there is reasonable assurance that the Company concerned will comply with the conditions for receiving such grants and that the grants themselves will be received. Government grants are recognized as income over the periods necessary to match them with the related costs which they are intended to offset.

The benefit of a government loan at a below-market rate of interest is treated as a government grant. The benefit of the below-market rate of interest is measured as the difference between the initial carrying amount of the loan (fair value plus transaction costs) and the proceeds received, and is accounted for in accordance with the policies already used for the recognition of government grants.

Foreign Currency Translation

Certain of CNH Industrial’s non-U.S. subsidiaries and affiliates maintain their books and accounting records using local currency as the functional currency. Assets and liabilities of these non-U.S. subsidiaries are translated into U.S. dollars at period-end exchange rates, and net exchange gains or losses resulting from such translation are included in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Income and expense accounts of these non-U.S. subsidiaries are translated at the average exchange rates for the period. Gains and losses from foreign currency transactions are included in net income in the period during which they arise. Net foreign currency transaction gains and losses are reflected in “Other, net” in the accompanying consolidated statements of operations. For the years ended December 31, 2013, 2012, and 2011, the Company recorded a net loss of $68 million, $33 million and $40 million, respectively. For the year ended December 31, 2012, the Company also reclassified a foreign currency translation gain of $52 million previously deferred in accumulated other comprehensive loss into net income as a result of the sale of an investment in a foreign entity. For additional information, see “Note 6: Investment in Unconsolidated Subsidiaries and Affiliates”.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with an original maturity of three months or less. The carrying value of cash equivalents approximates fair value because of the short maturity of these investments.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Restricted Cash

Restricted cash includes principal and interest payments from retail notes, wholesale receivables and commercial revolving accounts receivable owned by the consolidated VIEs that are payable to the VIEs’ investors, and cash pledged as a credit enhancement to the same investors. These amounts are held by depository banks in order to comply with contractual agreements.

Cash Flow Information

All cash flows from the changes in trade accounts and notes receivable are classified as operating activities in the consolidated statements of cash flows as these receivables arise from sales to CNH Industrial’s customers. Cash flows from financing receivables that are related to sales to CNH Industrial’s dealers are also included in operating activities. CNH Industrial’s financing of receivables related to equipment sold by dealers is included in investing activities.

Cash payments for interest totaled $1,013 million, $1,047 million, and $1,311 million for the years ended December 31, 2013, 2012, and 2011, respectively.

CNH Industrial paid taxes of $521 million, $673 million, and $433 million in 2013, 2012, and 2011, respectively.

Receivables

Receivables are recorded at amortized cost, net of allowances for credit losses and deferred fees and costs.

Periodically, the Company sells or transfers retail notes, wholesale receivables and commercial revolving accounts receivable to funding facilities or in securitization transactions. In accordance with the accounting guidance regarding transfers of financial assets and the consolidation of VIEs, the majority of the retail notes, wholesale receivables and commercial revolving accounts receivable sold in securitizations do not qualify as sales and are recorded as secured borrowings with no gains or losses recognized at the time of securitization. Receivables associated with these securitization transactions and receivables that the Company has the ability and intent to hold for the foreseeable future are classified as held for investment. The substantial majority of our receivables, which include unrestricted receivables and restricted receivables for securitization investors, are classified as held for investment.

For those receivable securitizations that qualify as sales and are off-book, the Company retains interest-only strips, servicing rights and cash reserve accounts (collectively, “retained interests”), all of which are recorded at fair value. Changes in these fair values are recorded in other comprehensive income as an unrealized gain or loss on available-for-sale securities. With regards to other-than-temporary impairments (“OTTI”) of debt securities, any OTTI due to changes in the prepayment rate and the expected credit loss rate would be included in net income. An OTTI due to a change in the discount rates would be included in accumulated other comprehensive income.

Allowance for Credit Losses

The allowance for credit losses is the Company’s estimate of probable losses on receivables owned by the Company and consists of two components, depending on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which the Company has determined it is probable that it will not collect all of the

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history. These receivables are subject to impairment measurement at the loan level based either on the present value of expected future cash flows discounted at the receivables’ effective interest rate or the fair value of the collateral for collateral-dependent receivables.

The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The allowance for wholesale credit losses is based on loss forecast models that consider the same factors as the retail models plus dealer risk ratings. The loss forecast models are updated on a quarterly basis. In addition, qualitative factors that are not fully captured in the loss forecast models, including industry trends, and macroeconomic factors, are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.

Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is determined to be probable that all amounts due will not be collected.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. The cost of finished goods and work-in-progress includes the cost of raw materials, other direct costs and production overheads.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs are expensed as incurred.

Property, plant and equipment also include vehicles sold with a buy-back commitment, which are recognized under the method described in the paragraph Revenue Recognition .

Assets held under capital leases, which the Company assumes substantially all the risks and rewards of ownership, are recognized as assets of the Company at the lower of fair value or present value of the minimum lease payments. The corresponding liability to the lessor is included in the financial statements as debt.

Depreciation is recorded on a straight-line basis over the estimated useful lives of the respective assets as follows:

Category	Lives
Buildings and improvements	10 — 40 years
Plant, machinery and equipment	5 — 25 years
Other equipment	3 — 10 years

CNH Industrial evaluates the recoverability of the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

circumstances require a long-lived asset to be tested for possible impairment, CNH Industrial compares the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value.

Equipment on Operating Leases

Financial Services purchases leases and equipment from CNH Industrial dealers and other independent third parties that have leased equipment to retail customers under operating leases. Financial Services’ investment in operating leases is based on the purchase price paid for the equipment. Income from these operating leases is recognized over the term of the lease. The equipment is depreciated on a straight-line basis over the term of the lease to the estimated residual value at lease termination, which is estimated at the inception of the lease. Realization of the residual values is dependent on Financial Services’ future ability to re-market the equipment under then prevailing market conditions. Model changes and updates, as well as market strength and product acceptance, are monitored and adjustments are made to residual values in accordance with the significance of any such changes. Management believes that the estimated residual values are realizable. Expenditures for maintenance and repairs of the applicable equipment are the responsibility of the lessee.

Equipment returned to the Company upon termination of leases and held for subsequent sale or lease is recorded in inventory at the lower of net book value or estimated fair value of the equipment, less cost to sell, and is not depreciated.

Goodwill and Other Intangibles

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired. Goodwill and indefinite-lived intangible assets are reviewed for impairment at least annually. During 2013 and 2012, the Company performed its annual impairment review as of December 31 and concluded that there was no impairment in either year.

Other intangibles consist primarily of acquired dealer networks, trademarks, product drawings, patents, and software. Other intangibles with indefinite lives principally consist of acquired trademarks which have no legal, regulatory, contractual, competitive, economic, or other factor that limits their useful life. Intangible assets with an indefinite useful life are not amortized. Other intangible assets with definite lives are being amortized on a straight-line basis over 5 to 25 years.

Reference is made to “Note 8: Goodwill and Other Intangibles” for further information regarding goodwill and other intangible assets.

Income Taxes

The provision for income taxes is determined using the asset and liability method. CNH Industrial recognizes a current tax liability or asset for the estimated taxes payable or refundable on tax returns for the current year and tax contingencies estimated to be settled with taxing authorities within one year. A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax law. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Retirement and Post-employment Benefits

CNH Industrial sponsors numerous defined benefit and defined contribution pension plans, the assets of which are held in separate trustee-administered funds. The pension plans are funded by payments from CNH Industrial. The cost of providing defined benefit pension and other postretirement benefits is calculated based upon actuarial valuations. The liability for termination indemnities is accrued in accordance with labor legislation in each country where such benefits are required. CNH Industrial contributions to defined contribution plans are charged to the income statement during the period of the employee’s service.

Derivatives

CNH Industrial’s policy is to enter into derivative transactions to manage exposures that arise in the normal course of business and not for trading or speculative purposes. CNH Industrial records derivative financial instruments in the consolidated balance sheets as either an asset or a liability measured at fair value. The fair value of CNH Industrial’s foreign exchange derivatives is based on quoted market exchange rates, adjusted for the respective interest rate differentials (premiums or discounts). The fair value of CNH Industrial’s interest rate derivatives is based on discounting expected cash flows, using market interest rates, over the remaining term of the instrument. Changes in the fair value of derivative financial instruments are recognized in current income unless specific hedge accounting criteria are met. For derivative financial instruments designated to hedge exposure to changes in the fair value of a recognized asset or liability, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the related hedged item. For derivative financial instruments designated to hedge exposure to variable cash flows of a forecasted transaction, the effective portion of the derivative financial instrument’s gain or loss is initially reported in other comprehensive income (loss) and is subsequently reclassified into income when the forecasted transaction affects income. The ineffective portion of the gain or loss is recorded in income immediately. For derivative financial instruments that are not designated as hedges but held as economic hedges, the gain or loss is recognized immediately in income.

For derivative financial instruments designated as hedges, CNH Industrial formally documents the hedging relationship to the hedged item and its risk management strategy for all derivatives designated as hedges. This includes linking all derivatives that are designated as fair value hedges to specific assets and liabilities contained in the consolidated balance sheets and linking cash flow hedges to specific forecasted transactions or variability of cash flow. CNH Industrial assesses the effectiveness of its hedging instruments both at inception and on an ongoing basis. If a derivative is determined not to be highly effective as a hedge, or the underlying hedged transaction is no longer probable of occurring, or the derivative is terminated, the hedge accounting described above is discontinued and the derivative is marked to fair value and recorded in income through the remainder of its term.

Reference is made to “Note 14: Financial Instruments,” for further information regarding CNH Industrial’s use of derivative financial instruments.

Share-Based Compensation Plans

CNH Industrial recognizes all share-based compensation as an expense based on the fair value of each award on the grant date. CNH Industrial recognizes share-based compensation costs on a straight-line basis over the requisite service period for each separately vesting portion of an award.

Earnings Per Share

Basic earnings per share is based on the weighted average number of shares outstanding during each period. Diluted earnings per share is based on the weighted average number of shares and dilutive share equivalents

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

outstanding during each period. Unvested performance-based awards are considered outstanding and included in the computation of diluted earnings per share based on the number of shares that would vest if the end of the reporting period were the end of the contingency period.

In 2011, the Company applied the two-class method for calculating and presenting earnings per share. The two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that otherwise would have been available to common shareholders. Under this method, undistributed earnings for 2011 were allocated to the Company’s common shares, preference shares and savings shares based on their contractual participation rights to share in those current earnings as if all of the earnings for the period had been distributed.

New Accounting Pronouncements Adopted

Troubled Debt Restructuring

In April 2011, the Financial Accounting Standards Board (“FASB”) issued accounting guidance that clarifies a creditor’s determination of troubled debt restructurings. A troubled debt restructuring occurs when a creditor grants a concession it would not otherwise consider to a debtor that is experiencing financial difficulties. The guidance clarifies what would be considered a concession by the creditor and financial difficulties of the debtor. Certain disclosures are required for transactions that qualify as troubled debt restructurings. This new guidance was effective for the Company on January 1, 2011. The disclosures required by this guidance have been included in these notes to the consolidated financial statements. For further information see “Note 3: Receivables”.

Comprehensive Income

In June 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU 2011-05”). ASU 2011-05 increases the prominence of other comprehensive income in financial statements. ASU 2011-05 does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The standard initially required that reclassification adjustments from other comprehensive income be measured and presented by income statement line item on the face of the statement of operations. In December 2011, however, the FASB issued ASU 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05.” This standard defers the requirement to present components of reclassifications of other comprehensive income on the face of the statement of operations. The Company adopted these standards by consecutively presenting the consolidated statements of operations and the consolidated statements of comprehensive income.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (ASU 2013-02”). ASU 2013-02 requires preparers to report information about reclassifications out of accumulated other comprehensive income. For significant items reclassified out of accumulated other comprehensive income to net income in their entirety in the same reporting period, reporting (either on the face of the statement where net income is presented or in the notes) is required about the effect of the reclassifications on the respective line items in the statement where net income is presented. For items that are not reclassified to net income in their entirety in the same reporting period, a cross reference to other disclosures currently required under US GAAP (e.g., pension amounts that are included in inventory) is required in the notes. The above information must be presented in one place (parenthetically on the face of the financial statements by income statement line item or in a note). Please see “Note 18: Accumulated Other Comprehensive Income” for the disclosures required under this pronouncement.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). ASU 2011-04 clarifies existing fair value measurement concepts and continues the convergence towards a uniform framework for applying fair value measurement principles. This standard requires additional disclosures for fair value measurements, primarily Level 3 measurements. ASU 2011-04 is effective for fiscal years and interim periods beginning after December 15, 2011 and is to be applied prospectively. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements or footnote disclosures.

Note 3: Receivables

Trade Receivables, net

As of December 31, 2013 and 2012, the Company had trade receivables of $1,362 million and $1,894 million, respectively. Trade receivables are shown net of allowances for doubtful accounts of $248 million at December 31, 2013 ($223 million at December 31, 2012). Trade accounts have significant concentrations of credit risk in the Agricultural Equipment, Construction Equipment and Commercial Vehicles segments. On a geographic basis, there is not a disproportionate concentration of credit risk in any area.

The Industrial Activities businesses sell a significant portion of their trade receivables to Financial Services and provides compensation to Financial Services at approximate market rates of interest.

Financing Receivables, net

A summary of financing receivables included in the consolidated balance sheets as of December 31, 2013 and 2012 is as follows:

	2013	2012
	(in millions)
Retail	$12,730	$11,760
Wholesale	9,111	8,049
Other	135	230

	$21,976	$20,039

CNH Industrial provides and administers financing for retail purchases of new and used equipment sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by Industrial Activities.

Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest free” period, Financial Services is compensated by Industrial Activities for the difference between market interest rates and the amount paid by the dealer. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until CNH Industrial receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. Interest rates are set

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

based on market factors and based on Euribor or the equivalent financial market rate (e.g. FHBR, Finance House Base Rate for UK). CNH Industrial evaluates and assesses dealers on an ongoing basis as to their credit worthiness. CNH Industrial may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in 2013, 2012 or 2011 relating to the termination of dealer contracts.

Financing receivables generally have significant concentrations of credit risk in the agriculture, construction and truck industries. On a geographic basis, there is not a disproportionate concentration of credit risk in any area. The Company retains as collateral a security interest in the equipment associated with retail notes, wholesale notes and finance leases.

As part of our overall funding strategy, the Company periodically transfers certain receivables into VIEs that are special purposes entities (SPEs) as part of its asset-back securitization program and are not available to the Company’s general creditors. Please see the securitization discussion at the end of this footnote.

Contractual maturities of financing receivables as of December 31, 2013 are as follows:

Amount
(in millions)
2014	$13,241
2015	3,262
2016	2,287
2017	1,715
2018	1,069
2019 and thereafter	402

Total	$21,976

It has been the Company’s experience that substantial portions of retail receivables are repaid before their contractual maturity dates. As a result, the above table should not be regarded as a forecast of future cash collections.

Past due balances of financing receivables still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing financing receivables represent loans for which the Company has ceased accruing finance income. These receivables are generally 120 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aging of financing receivables as of December 31, 2013 and 2012 is as follows (in millions):

	2013
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail
NAFTA	$18	$5	$3	$26	$8,336	$8,362	$30	$8,392
EMEA	75	21	8	104	1,524	1,628	220	1,848
LATAM	4	—	—	4	1,651	1,655	51	1,706
APAC	40	9	6	55	727	782	2	784

Total Retail	$137	$35	$17	$189	$12,238	$12,427	$303	$12,730

Wholesale
NAFTA	$—	$—	$—	$—	$3,536	$3,536	$30	$3,566
EMEA	180	36	1	217	4,052	4,269	241	4,510
LATAM	—	—	—	—	796	796	1	797
APAC	4	5	18	27	211	238	—	238

Total Wholesale	$184	$41	$19	$244	$8,595	$8,839	$272	$9,111

	2012
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail
NAFTA	$19	$5	$3	$27	$7,201	$7,228	$29	$7,257
EMEA	129	47	—	176	1,692	1,868	280	2,148
LATAM	3	—	—	3	1,218	1,221	94	1,315
APAC	28	8	1	37	997	1,034	6	1,040

Total Retail	179	60	4	243	11,108	11,351	409	11,760

Wholesale
NAFTA	$—	$—	$—	$—	$3,192	$3,192	$61	$3,253
EMEA	141	51	—	192	3,522	3,714	194	3,908
LATAM	—	—	—	—	648	648	1	649
APAC	2	—	—	2	237	239	—	239

Total Wholesale	$143	$51	$—	$194	$7,599	$7,793	$256	$8,049

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses activity for the three years ended December 31, 2013, 2012 and 2011 is as follows (in millions):

	December 31, 2013
	Retail	Wholesale	Other	Total
Opening Balance	$661	$120	$1	$782
Provision	62	1	—	63
charge-offs, net of recoveries	(111)	(8)	—	(119)
Foreign Currency Translation and Other	1	(1)	—	—

Ending Balance	613	112	1	726

Ending Balance: Individually Evaluated for Impairment	292	101	—	393

Ending Balance: Collectively Evaluated for Impairment	321	11	1	333

Receivables:
Ending Balance	12,730	9,111	135	21,976

Ending Balance: Individually Evaluated for Impairment	569	742	—	1,311

Ending Balance: Collectively Evaluated for Impairment	$12,161	$8,369	$135	$20,665

	December 31, 2012
	Retail	Wholesale	Other	Total
Opening Balance	$635	$95	$—	$730
Provision	90	33	1	124
charge-offs, net of recoveries	(128)	(8)	—	(136)
Foreign Currency Translation and Other	64	—	—	64

Ending Balance	661	120	1	782

Ending Balance: Individually Evaluated for Impairment	247	108	—	355

Ending Balance: Collectively Evaluated for Impairment	414	12	1	427

Receivables:
Ending Balance	11,760	8,049	230	20,039

Ending Balance: Individually Evaluated for Impairment	531	788	—	1,319

Ending Balance: Collectively Evaluated for Impairment	$11,229	$7,261	$230	$18,720

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	December 31, 2011
	Retail	Wholesale	Other	Total
Opening Balance	$546	$112	$—	$658
Provision	362	19	—	381
charge-offs, net of recoveries	(376)	(50)	—	(426)
Foreign Currency Translation and Other	103	14	—	117

Ending Balance	635	95	—	730

Ending Balance: Individually Evaluated for Impairment	236	66	—	302

Ending Balance: Collectively Evaluated for Impairment	399	29	—	428

Receivables:
Ending Balance	11,041	6,783	129	17,953

Ending Balance: Individually Evaluated for Impairment	517	590	—	1,107

Ending Balance: Collectively Evaluated for Impairment	$10,524	$6,193	$129	$16,846

Financing receivables are considered impaired when it is probable the Company will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, or have provided bankruptcy notification, or require significant collection efforts. Receivables, which are impaired, are generally classified as non-performing.

	2013				2012
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment
	(in millions)
With no related allowance
Retail
NAFTA	$17	$17	$—	$11	$6	$6	$—	$5
EMEA	$—	$—	$—	$—	$—	$—	$—	$—
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
Wholesale
NAFTA	$—	$—	$—	$—	$—	$—	$—	$—
EMEA	$42	$42	$—	$40	$130	$130	$—	$128
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
With an allowance recorded
Retail
NAFTA	$27	$27	$13	$30	$43	$38	$28	$52
EMEA	$447	$447	$249	$473	$478	$478	$216	$522
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$78	$78	$30	$69	$4	$4	$3	$4
Wholesale
NAFTA	$31	$30	$6	$34	$62	$61	$10	$72
EMEA	$644	$644	$78	$655	$501	$501	$71	$568
LATAM	$13	$11	$10	$14	$80	$77	$19	$76
APAC	$12	$12	$7	$14	$15	$16	$8	$17
Total
Retail	$569	$569	$292	$583	$531	$526	$247	$583
Wholesale	$742	$739	$101	$757	$788	$785	$108	$861

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Troubled Debt Restructurings

A troubled debt restructuring is generally the modification of debt in which a creditor grants a concession it would not otherwise consider to a debtor that is experiencing financial difficulties. These modifications may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate, extended skip payment period and waving interest and principal. As a collateral based lender, the Company typically will repossess collateral in lieu of restructuring receivables. As such, for retail contracts, concessions are typically provided based on bankruptcy or other court proceedings.

For the year ended December 31, 2013, the Company had approximately 765 retail and finance lease receivable contracts in NAFTA, of which the pre-modification value was $17 million and the post-modification value was $15 million. The court has determined the concession in 514 of these cases. The pre-modification value of these contracts was $9 million and the post-modification value was $8 million. For the year ended December 31, 2012, the Company had approximately 1,100 retail and finance lease receivable contracts in NAFTA, of which the pre-modification value was $40 million and the post-modification value was $38 million. The court has determined the concession in 609 of these cases. The pre-modification value of these contracts was $11 million and the post-modification value was $10 million. As the outcome of the bankruptcy cases is determined by the court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease receivable contracts that were modified in a troubled debt restructuring during the twelve months ended December 31, 2013 and 2012.

For the years ended December 31, 2013 and 2012, the Company had approximately $206 million and $212 million, respectively, in retail and finance lease receivable contracts related to Commercial Vehicles classified as troubled debt restructurings. The primary concession was skip payments and extended contract maturities, and, as such, the post-modification value approximates the pre-modification value. Subsequent re-defaults were not material for retail and capital lease receivable contracts that were modified in a troubled debt restructuring during the twelve months ended December 31, 2013 and 2012.

For the year ended December 31, 2013, the Company had approximately $74 million in retail and finance lease contracts in LATAM classified as troubled debt restructurings. The concessions granted on these receivables are primarily skip payments and extensions of contract maturities. For the year ended December 31, 2013, the amount of these receivables that subsequently re-defaulted was not material. For the year ended December 31, 2012, the Company had approximately $84 million in retail and finance lease contracts in LATAM classified as troubled debt restructurings. The amount of these receivables that subsequently re-defaulted in 2012 was approximately $6 million.

As of December 31, 2013 and 2012, the Company’s wholesale troubled debt restructurings agreements were immaterial.

Transfers of Financial Assets

The Company transfers a number of its financial receivables under securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in securitizations differ from other entities included in the Company’s consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, the Company has sold the receivables to

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay the Company’s creditors until all obligations of the SPE have been fulfilled.

These trusts were determined to be VIEs and, consequently, the Company has consolidated these trusts. In its role as servicer, the Company has the power to direct the trusts’ activities. Through its retained interests, the Company has an obligation to absorb certain losses or the right to receive certain benefits that could potentially be significant to the trusts.

No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to the Company although the Company provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, the Company does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by the Company, in its role as servicer.

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or require a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not qualify for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and accordingly the Company continues to recognize the receivables transferred by this means in its balance sheet and recognizes a financial liability of the same amount under asset-backed financing.

At December 31, 2013 and 2012, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	2013	2012
Retail note and finance lease receivables	$8,960	$8,209
Wholesale receivables	6,042	5,571

Total	$15,002	$13,780

At December 31, 2013 and 2012, the Company also had $360 million and $100 million, respectively, of VAT receivables included in Other Assets that were used as collateral in certain borrowings.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4: Inventories

Inventories (stated at the lower of cost or market, cost being determined on a FIFO basis) as of December 31, 2013, and 2012 consist of the following:

	2013	2012
	(in millions)
Raw materials	$1,956	$1,629
Work-in-process	949	882
Finished goods	4,505	3,749

Total inventories	$7,410	$6,260

Note 5: Property, Plant and Equipment

A summary of property, plant and equipment as of December 31, 2013, and 2012 is as follows:

	2013	2012
	(in millions)
Land and industrial buildings	$3,478	$3,136
Plant, machinery and equipment	8,481	8,096
Assets sold with buy-back commitment	2,813	2,260
Construction in progress	516	324
Other	960	946

Gross property, plant and equipment	16,248	14,762
Accumulated depreciation	(9,158)	(8,608)

Net property, plant and equipment	$7,090	$6,154

A summary of property, plant and equipment recorded under capital leases ¹ as of December 31, 2013, and 2012 is as follows:

	2013	2012
	(in millions)
Gross capital leases ²	$158	$133
Accumulated depreciation	(38)	(32)

Net capital leases	$120	$101

¹	Included in Property, plant and equipment table above
²	Consists of industrial buildings, plant, machinery and equipment

Depreciation expense on the above property, plant and equipment totaled $854 million, $783 million, and $772 million for the years ended December 31, 2013, 2012, and 2011, respectively. Excluding depreciation for assets sold with buy-back commitments, depreciation expenses totaled $581 million, $564 million, and $583 million for the years ended December 31, 2013, 2012, and 2011, respectively.

Commercial Vehicles recognized an impairment loss of $37 million, $19 million and $15 million on assets sold with a buy-back commitment for the years ended December 31, 2013, 2012 and 2011, respectively. The losses are recognized in the cost of goods sold.

The Company had contractual commitments of $348 million and $315 million for the acquisition of property, plant and equipment at December 31, 2013 and 2012, respectively.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6: Investments in Unconsolidated Subsidiaries and Affiliates

A summary of investments in unconsolidated subsidiaries and affiliates as of December 31, 2013, and 2012 is as follows:

	2013	2012
	(in millions)
Equity method	$638	$587
Cost method	7	7

Total	$645	$594

A summary of the combined results of operations and financial position as reported by the investees that CNH Industrial accounts for using the equity method is as follows:

	For the Years Ended December 31,
	2013	2012	2011
	(in millions)
Net revenue	$5,211	$5,619	$8,797

Income before taxes	$321	$261	$487

Net income	$289	$210	$354

	As of December 31,
	2013	2012
	(in millions)
Total assets	$7,127	$6,177

Total liabilities	$5,460	$4,663

Total equity	$1,667	$1,514

The investees included in these tables primarily consists of Al Ghazi Tractors Ltd. (43% ownership), Turk Traktor re Ziraat Makineteri A.S. (37% ownership), New Holland HFT Japan Inc. (50% ownership), CNH de Mexico S.A. de C.V. (50% ownership), CNH Industrial Capital Europe S.A.S. (50% ownership) and Naveco (Nanjing Inveco Motor Co.) Ltd (50% ownership), SAIC Iveco Commercial Vehicle Investment Company Limited (50% ownership) and Transolver Finance Establecimiento Financiero de Credito S.A. (50% ownership). The table for 2011 also include Kobelco Construction Machinery Co. Ltd. (20% ownership).

In October 2013, we established a joint venture, which we own 60%, with the LARIMAR Group, a leading South African public transport operator and bus manufacturer, named Iveco South Africa Works (Pty) Ltd. This joint venture will manufacture light, medium and heavy duty commercial vehicles and buses in Rosslyn, South Africa.

Effective December 31, 2012, the initial term of CNH Global’s global alliance with one of its Japanese joint ventures, Kobelco Construction Machinery Co., Ltd. (“KCM”) expired and CNH Global and KCM entered a new phase of the relationship. As a result, CNH sold its 20% ownership in KCM to Kobe Steel, Ltd (“KSL”) and recognized a loss of approximately $35 million in 2012. The dispute regarding the amount to be paid by KSL to CNH Global was resolved by binding arbitration pursuant to London Court of International Arbitration (“LCIA”) rules, as provided by the KCM Shareholders Agreement. In November 2013 the arbitrator issued his award and

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

opinion, effectively ruling in favor of KSL. As a result, CNH Industrial recognized an additional loss of $26 million on the sale of investment in its consolidated statements of operations for the year ended December 31, 2013. Please see “Note 13: Commitments and Contingencies” for additional information.

In March 2011, CNH Global acquired full ownership of L&T Case Equipment Private Limited, an unconsolidated joint venture established in 1999 with Larsen & Toubro Limited to manufacture and sell construction and building equipment in India. The new wholly owned company took the name Case New Holland Construction Equipment India Private Limited. The purchase price was $50 million. The acquisition resulted in an allocation of $35 million to goodwill, $32 million to net tangible assets, $30 million to intangible assets such as dealer network and acquired technology. A gain of $34 million related to this transaction as a result of revaluing CNH Global’s previously held 50% ownership interest is included in “Other, net” in the accompanying consolidated statement of operations. The process of valuing the assets and the intangibles acquired in connection with this acquisition was completed during the fourth quarter of 2011.

Note 7: Equipment on Operating Leases

Equipment on operating leases primarily include products leased to customers by Agricultural Equipment, Construction Equipment and Commercial Vehicles. A summary of equipment on operating leases as of December 31, 2013, and 2012 is as follows:

	2013	2012
	(in millions)
Equipment on operating leases	$1,343	$1,070
Accumulated depreciation	(284)	(249)

Net equipment on operating leases	$1,059	$821

Depreciation expense on equipment on operating leases is recorded in “Other” and amounted to $140 million, $143 million and $125 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Lease payments owed to CNH Industrial for equipment under non-cancelable operating leases as of December 31, 2013, are as follows:

Amount
(in millions)
2013	$145
2014	86
2015	45
2016	20
2017	9
Beyond 5 years	9

Total	$314

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8: Goodwill and Other Intangibles

Changes in the carrying amount of goodwill, for the years ended December 31, 2013, and 2012 are as follows:

	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at January 1, 2012	$1,668	$597	$67	$6	$164	$2,502

Acquisition	—	—	—	—	2	2
Impact of foreign exchange	3	—	2	—	1	6
Balance at December 31, 2012	1,671	597	69	6	167	2,510

Acquisition	—	9	—	—	—	9
Impact of foreign exchange	(14)	—	2	—	(3)	(15)
Balance at December 31, 2013	$1,657	$606	$71	$6	$164	$2,504

Goodwill and other indefinite-lived intangible assets are tested for impairment annually or more frequently if a triggering event occurs. In 2013 and 2012, CNH Industrial performed its annual impairment review as of December 31 and concluded that there were no impairments in either year.

Impairment testing for goodwill is done at a reporting unit level using a two-step test. Under the first step of the goodwill impairment test, CNH Industrial’s estimate of the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and CNH Industrial must perform step two of the impairment test (measurement). Step two of the impairment test, when necessary, requires the identification and estimation of the fair value of the reporting unit’s individual assets, including intangible assets with definite and indefinite lives regardless of whether such intangible assets are currently recorded as an asset of the reporting unit, and liabilities in order to calculate the implied fair value of the reporting unit’s goodwill. Under step two, an impairment loss is recognized to the extent the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of goodwill.

The carrying values for each reporting unit include material allocations of the Company’s assets and liabilities and costs and expenses that are common to all of the reporting units. CNH Industrial believes that the basis for such allocations has been consistently applied and is reasonable.

CNH Industrial determines the fair value of its reporting units using multiple valuation methodologies, relying largely on an income approach but also incorporating value indicators from a market approach, with reference to the reporting units with the most significant allocated goodwill.

Under the income approach, CNH Industrial calculates the fair value of a reporting unit based on the present value of estimated future cash flows. The income approach is dependent on several critical management assumptions, including estimates of future sales, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements, and the weighted average cost of capital (discount rate). Discount rate assumptions include an assessment of the risk inherent in the future cash flows of the respective reporting units. Expected cash flows used under the income approach are developed in conjunction with CNH Industrial budgeting and forecasting process.

Under the market approach, CNH Industrial estimates the fair value of the Agricultural Equipment and Construction Equipment reporting units using revenue and EBITDA multiples and estimates the fair value of the

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial Services reporting unit using book value and interest margin multiples. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics as the respective reporting units. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same, or a similar, line of business or be subject to similar financial and business risks, including the opportunity for growth.

As of December 31, 2013, the estimated fair value of the Agricultural Equipment and Financial Services reporting units, as well as indefinite-lived intangible assets, substantially exceeded the respective carrying values. The Construction Equipment reporting unit’s excess of fair value over carrying value was approximately 16%. This reporting unit is considered to be at higher risk of potential failure of step one of the impairment test in future reporting periods, due primarily to decline in market demand for construction equipment, particularly in emerging markets and Europe.

The sum of the fair values of CNH Industrial’s reporting units was in excess of CNH Industrial’s market capitalization. CNH Industrial believes that the difference between the fair value and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken into consideration.

As of December 31, 2013, and 2012, the Company’s other intangible assets and related accumulated amortization consisted of the following:

	2013				2012
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in millions)
Other intangible assets subject to amortization:
Dealer Networks	15	$252	$122	$130	$226	$113	$113
Patents, concessions and licenses	5-20	992	806	186	940	728	212
Other intangible assets	5-25	513	291	222	444	261	183

		1,757	1,219	538	1,610	1,102	508

Other intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272

Total other intangible assets		$2,029	$1,219	$810	$1,882	$1,102	$780

CNH Industrial recorded amortization expense of $109 million, $113 million, and $126 million during 2013, 2012, and 2011, respectively.

Based on the current amount of other intangible assets subject to amortization, the estimated annual amortization expense for each of the succeeding 5 years is expected to be as follows: $112 million in 2014; $98 million in 2015; $91 million in 2016, $86 million in 2017; and $81 million in 2018.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9: Debt

Credit Facilities

Lenders of committed credit facilities have the obligation to make advances up to the facility amount. Lenders of uncommitted facilities have the right to terminate the agreement with prior notice to CNH Industrial. At December 31, 2013, committed lines of credit available to the Company were $5.1 billion, of which $2.2 billion of these lines were unused. The Company has credit facilities available in varying currencies that have various maturity dates up to 2016.

Debt

The following is a summary of the Company’s total debt:

	2013			2012
	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated
	(in millions)
Total debt	$11,948	$25,408	$29,866	$12,032	$22,678	$27,052

A summary of debt as of December 31, 2013 and 2012, including drawings under credit lines, is as follows:

	2013			2012
	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated
	(in millions)
Bonds (*):
Payable in 2015, interest rate of 5.250%	$1,379	$—	$1,379	$1,319	$—	$1,319
Payable in 2018, interest rate of 6.250%	1,655	—	1,655	1,584	—	1,584
Payable in 2016, interest rate of 7.250%	258	—	258	260	—	260
Payable in 2017, interest rate of 7.875%	1,541	—	1,541	1,581	—	1,581
Payable in 2013, interest rate of 7.750%	—	—	—	1,004	—	1,004
Payable in 2016, interest rate of 6.250%	—	500	500	—	500	500
Payable in 2015, interest rate of 3.875%	—	750	750	—	750	750
Payable in 2018, interest rate of 3.625%	—	599	599	—	—	—
Payable in 2017, interest rate of 3.250%	—	500	500	—	—	—
Other Debt:
Asset-backed debt	15	14,697	14,712	147	12,613	12,760
Other debt	5,290	2,682	7,972	4,569	2,725	7,294
Intersegment debt	1,810	5,680	—	1,568	6,090	—

Total debt	$11,948	$25,408	$29,866	$12,032	$22,678	$27,052

(*)	Includes unamortized discounts/premiums and fair value hedge adjustments.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average interest rate on consolidated debt at December 31, 2013, and 2012 was 3.7% and 3.9%, respectively.

In March 2011, CNH Industrial Finance Europe S.A. (formerly Fiat Industrial Finance Europe S.A.) issued €1.0 billion of notes, due 2015 and bearing fixed interest at a rate of 5.250% (the “5.250% CIFE Notes”). The 5.250% CIFE Notes have been issued under the €10 billion Global Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V., as successor to Fiat Industrial S.p.A.

In March 2011, CNH Industrial Finance Europe S.A. (formerly Fiat Industrial Finance Europe S.A.) issued €1.2 billion of notes, due 2018 and bearing fixed interest at a rate of 6.250% (the “6.250% CIFE Notes”). The 6.250% CIFE Notes have been issued under the €10 billion Global Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V., as successor to Fiat Industrial S.p.A.

In January 1996, Case Corp. (now CNH Industrial America LLC) issued $254 million 7.25% Senior Notes (the “7.250% Senior Notes”), due 2016. The 7.250% Senior Notes are redeemable in whole or in part at any time at the option of CNH Industrial America LLC at a price equal to the greater of (i) 100% of the principal amount of the notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis at the Treasury Rate (as defined in the notes) plus 20 basis points. Since 1999, the 7.250% Senior Notes have been fully guaranteed by CNH Global, and, after the Merger, by its successor CNH Industrial.

In June 2010, Case New Holland Industrial Inc. (formerly Case New Holland Inc.) issued $1.5 billion of debt securities at an annual fixed rate of 7.875% (the “7.875% Senior Notes”) due 2017. The 7.875% Senior Notes are fully and unconditionally guaranteed by CNH Industrial N.V. (as successor to CNH Global N.V.) and certain of its direct and indirect subsidiaries. The 7.875% Senior Notes contain certain covenants that limit the ability of CNH Industrial N.V. and its restricted subsidiaries to, among other things, incur secured funded debt or enter into certain leaseback transactions; the ability of CNH Industrial non-guarantor restricted subsidiaries other than Case New Holland Industrial Inc. or any credit subsidiaries to incur additional funded debt and the ability of CNH Industrial, Case New Holland Industrial Inc. and CNH Industrial guarantor subsidiaries to consolidate, merge, convey, transfer or lease out properties and assets. The 7.875% Senior Notes are redeemable at Case New Holland Industrial Inc.’s option at any time at a price equal to 100% of the principal amount of the notes plus a make-whole premium defined in the respective indentures.

In July 2011, CNH Industrial Capital LLC (formerly CNH Capital LLC) closed a $250 million, 5-year, unsecured committed credit facility. The facility includes a $150 million term loan which thereafter was fully drawn with a 5-year tenure, and a $100 million revolving credit facility that has remained fully available.

In November 2011, CNH Industrial Capital LLC issued $500 million of debt securities at an annual fixed rate of 6.250% (the “6.250% Notes”) due 2016. The 6.250% Notes are fully and unconditionally guaranteed by certain wholly owned subsidiaries of the issuer.

In October 2012, CNH Industrial Capital LLC issued $750 million of debt securities at an annual fixed rate of 3.875% (the “3.875% Notes”) due 2015. The 3.875% Notes are fully and unconditionally guaranteed by certain wholly owned subsidiaries of the issuer.

In April 2013, CNH Industrial Capital LLC issued $600 million of debt securities at an annual fixed rate of 3.625% (the “3.625% Notes”) due 2018. The 3.625% Notes are fully and unconditionally guaranteed by certain wholly owned subsidiaries of the issuer.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In October 2013, CNH Industrial Capital LLC issued $500 million of debt securities at an annual fixed rate of 3.250% (the “3.250% Notes”) due 2017. The 3.250% Notes are fully and unconditionally guaranteed by certain wholly owned subsidiaries of the issuer.

A summary of the minimum annual repayments of debt as of December 31, 2013, for 2014 and thereafter is as follows:

	Industrial Activities	Financial Services	Consolidated
	(in millions)
2014	$1,640	$8,671	$10,311
2015	2,580	4,458	7,038
2016	2,082	2,932	5,014
2017	1,786	1,943	3,729
2018	1,847	1,445	3,292
2019 and thereafter	203	279	482
Intersegment	1,810	5,680	—

Total	$11,948	$25,408	$29,866

The table above includes unamortized debt discounts/premiums and fair value hedge adjustments which are considered insignificant compared to the total balance of outstanding debt.

Please refer to Note 14—Financial Instruments for fair value information on debt.

Note 10: Income Taxes

In 2012, the Company announced the planned tax domicile of CNH Industrial N.V. in the United Kingdom. On August 13, 2013, the Dutch and United Kingdom competent authorities completed a mutual agreement procedure and issued a ruling that as of November 24, 2012, CNH Industrial N.V. should be treated solely as a tax resident in the United Kingdom and is subject to the United Kingdom corporate income tax system. As a result of the United Kingdom tax residence, the Company does not expect a significant impact on its corporate income tax liabilities. However, dividend distributions by CNH Industrial N.V. to its shareholders are not subject to withholding tax, as the United Kingdom currently does not levy a withholding tax on dividend distributions. CNH Industrial N.V.’s United Kingdom tax residency provides us enhanced financial flexibility for global cash management and repatriation strategies.

CNH Industrial N.V., through its subsidiaries, has substantial world-wide operations. Taxes are primarily paid on the earnings generated in various jurisdictions, including the United States, Brazil, Canada, France, and other countries. The subsidiaries through which CNH Industrial N.V. operate incur tax obligations in the jurisdictions in which they operate. The Company’s provision for income taxes as reported in its consolidated statements of operations for the year ended December 31, 2013 of $671 million consists almost entirely of the income taxes owed by the subsidiaries of CNH Industrial N.V.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The sources of income (loss) before taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates for the years ended December 31, 2013, 2012, and 2011 are as follows:

	2013	2012	2011
	(in millions)
Parent country source	$14	$(1,036)	$(627)
Foreign sources	1,360	2,383	1,807

Income (loss) before taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	$1,374	$1,347	$1,180

The provision for income taxes for the years ended December 31, 2013, 2012, and 2011 consisted of the following:

	2013	2012	2011
	(in millions)
Current income taxes	$755	$579	$474
Deferred income taxes	(84)	(15)	178

Total income tax provision	$671	$564	$652

CNH Industrial N.V. is incorporated in The Netherlands, but we are tax resident of the United Kingdom as indicated above. However, for 2011 and 2012, Fiat Industrial was incorporated in Italy and a tax resident of that country until the Merger date of September 28, 2013. As such, the reconciliation of the differences between the provision for income taxes and the statutory rate for 2011 and 2012 is presented on the basis of the Italy statutory federal income tax rate of 27.5% as opposed to the United Kingdom and Dutch statutory rates of 23% and 25%, respectively. For 2013, the reconciliation of the differences between the provision for income taxes and the statutory rate is presented on the basis of the United Kingdom statutory federal income tax rate of 23%. A reconciliation of CNH Industrial’s statutory and effective income tax rate for the years ended December 31, 2013, 2012, and 2011 is as follows:

	2013	2012	2011
	(in percentages)
Tax provision at the parent statutory rate	23%	28%	28%
Foreign income taxed at different rates	11	6	7
Change in valuation allowance	13	4	18
Italian IRAP Taxes	2	3	4
Tax contingencies	3	9	(1)
Tax credits and incentives	(7)	(10)	(5)
Other	4	2	4

Total income tax provision	49%	42%	55%

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of net deferred tax assets as of December 31, 2013 and 2012 are as follows:

	2013	2012
	(in millions)
Deferred tax assets:
Inventories	$237	$181
Warranty and campaigns	218	181
Allowance for credit losses	228	211
Marketing and sales incentive programs	405	358
Other risk and future charges reserve	179	153
Pension, postretirement and post-employment benefits	587	539
Research and development costs	440	348
Other reserves	444	397
Tax loss carry forwards	647	759
Less: Valuation allowances	(1,432)	(1,290)

Total deferred tax assets	$1,953	$1,837

Deferred tax liabilities:
Property, plant and equipment	138	143
Inventories	134	104
Measurement of derivative financial instruments	57	-
Other	330	271

Total deferred tax liabilities	659	518

Net deferred tax assets	$1,294	$1,319

Net deferred tax assets are reflected in the accompanying consolidated balance sheets as of December 31, 2013 and 2012 as follows:

	2013	2012
	(in millions)
Deferred tax assets	$1,679	$1,529
Deferred tax liabilities	(385)	(210)

Net deferred tax assets	$1,294	$1,319

CNH Industrial has gross tax loss carry forwards in a number of tax jurisdictions. The years in which these tax losses expire are as follows: $13 million in 2014; $18 million in 2015; $15 million in 2016; $210 million in 2017; and $830 million in 2018 and beyond. CNH Industrial also has tax loss carry forwards of approximately $2 billion with indefinite lives. Certain countries have a “change in ownership” rule that results in forfeiture of tax loss carry forwards. Due to the Fiat Group Demerger on January 1, 2011, CNH Industrial forfeited nearly $1 billion of tax loss carry forwards that were offset by full long-standing valuation allowances, principally relating to Germany.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the gross amounts of tax contingencies at the beginning and end of the year is as follows:

	2013	2012
	(in millions)
Balance, beginning of year	$383	$305
Additions based on tax positions related to the current year	95	72
Additions for tax positions of prior years	171	117
Reductions for tax positions of prior years	(73)	(81)
Reductions for tax positions as a result of lapse of statute	(12)	(4)
Settlements	(9)	(26)

Balance, end of year	$555	$383

The total amount of tax contingencies, if recognized, would affect the total income tax provision by $253 million.

The remaining tax contingencies included in the balance sheet at December 31, 2013 are principally related to tax positions for which there are offsetting tax receivables or tax contingencies related to timing items. Based on worldwide tax audits which are scheduled to close over the next twelve months, the Company expects to have decreases of approximately $192 million and increases of approximately $41 million to tax contingencies primarily related to transfer pricing. These changes in tax contingencies are not expected to have a material impact on the effective tax rate due to compensating adjustments to related tax receivables.

Included in the balance at December 31, 2013, are $10 million of tax positions for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. The disallowance of a shorter deductibility period would accelerate the payment of cash to the taxing authority to an earlier period.

The Company recognizes interest and penalties accrued related to tax contingencies as part of the income tax provision. During the years ended December 31, 2013, 2012 and 2011, the Company recognized approximately $(13) million, $(9) million and $(5) million in interest and penalties, respectively. The Company had approximately $26 million, $41 million and $48 million for the payment of interest and penalties accrued at December 31, 2013, 2012 and 2011, respectively.

In the third quarter 2012, New Holland Fiat (India) Pvt. Ltd (“NHFIPL”) lost its Indian Supreme Court case regarding the amount of excise tax duty imposed on the valuation of motor vehicles for the period April 1998 through June 2001. See “Note 21: Related Party Information” for additional information.

On January 2, 2013, President Obama signed The American Taxpayer Relief Act of 2012, legislation which extended many of the tax provisions that expired in 2011 or 2012. For financial reporting purposes, the tax impact of this legislation is taken into account in the quarter in which the legislation is enacted by Congress and signed into law by the President. Since President Obama signed the bill on January 2, 2013, the financial reporting for these legislative changes occurred in the first quarter 2013. In the first quarter 2013, the full 2012 research and development tax credit was recorded as a discrete tax benefit and the reduction of the 2012 active financing income was recorded. The total tax impact to the first quarter 2013 was approximately $9 million.

On July 17, 2012, the UK Finance Act 2012 received Royal Assent passing into law a number of tax measures including the tax rate reduction, CFC reform and the introduction of the “patent box” regime. The key measure is a phased-in 2% reduction to the corporate income tax rate. The reduction to 21% for the year

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

beginning April 1, 2014 was included in the Finance Act 2013 and enacted in 2013. Pursuant to ASC 740-10-25-47, deferred taxes are required to be measured using the tax laws and rates that are fully enacted as of the balance sheet date. The effect of changes in tax laws, including those with retroactive application, should be recorded in the financial reporting period that includes the enactment date with the entire tax effect of a change allocated to continuing operations. The deferred tax balances have been adjusted for the enacted 21% tax rate change.

The Company files income tax returns in various foreign jurisdictions, of which the United States, Brazil, Canada, France, and Italy represent the major tax jurisdictions. The Company is currently under tax examinations by various taxing authorities for years 2001 through 2012 that are anticipated to be completed by the end of 2016. During 2013, the Company settled various tax examinations and has made cash payments of approximately $19 million. Certain taxing authorities have proposed adjustments to the Company for certain tax positions and the Company is currently engaged in competent authority proceedings. The Company reached a settlement with the U.S. and Canada competent authorities in 2013 settling transfer pricing disputes for the years 2005 through 2012 resulting in cash tax payments of $75 million in 2014, which will be offset by cash tax refunds of $80 million that should be received in 2014. The potential tax deficiency assessment relating to other tax examinations could result in cash payments in the range of $45 to $50 million. The Company has provided for tax contingencies and related competent authority recovery. The Company does not believe that the resolution of the tax examinations will have a material adverse effect on the Company’s financial position or its results of operations.

At December 31, 2013, undistributed earnings in certain subsidiaries outside the U.K. totaled $7.3 billion for which no provision for income taxes has been made because it is expected that such earnings will be reinvested outside the U.K. indefinitely. The Company has determined that the amount of unrecognized deferred tax liability on $7.3 billion of the total undistributed earnings is approximately $65 million attributable to foreign withholding taxes in certain jurisdictions. The repatriation of undistributed earnings to the U.K. is generally exempt from U.K. income taxes under a full participation exemption.

Note 11: Employee Benefit Plans and Postretirement Benefits

CNH Industrial provides pension, health care and insurance plans and other post-employment benefits to their employees and retirees under defined contribution and defined benefit plans.

In the case of defined contribution plans, CNH Industrial makes contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been made, the Company has no further payment obligations. CNH Industrial recognizes the contribution cost when the employees have rendered their service and includes this cost by function in Cost of sales, Selling, general and administrative costs and Research and development costs. During the years ended December 31, 2013, 2012, and 2011, CNH Industrial recorded expense of $194 million, $199 million, and $166 million, respectively, for its defined contribution plans.

Define benefit plans are classified by CNH Industrial on the basis of the type of benefit provided as follows: pension plans, health care plans, and other post-employment benefit plans.

Pension Plans

Pension plan obligations primarily comprise the obligations of the Company’s operation in the U.S., U.K. and Germany (with respect to certain employees and former employees).

Under these plans, contributions are made to a separate fund (trust) which independently administers the plan assets. The Company’s funding policy is to contribute amounts to the plan equal to the amounts required to

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

satisfy the minimum funding requirements pursuant to the laws of the applicable jurisdictions. In addition, the Company makes discretionary contributions in addition to the funding requirements. To the extent that a fund is overfunded, the Company is not required to make further contributions to the plan.

Health Care Plans

Health care plan obligations comprise obligations for health care and insurance plans granted to employees working in the U.S. and Canada. These plans generally cover employees retiring on or after reaching the age of 55 who have completed at least 10 years of employment. CNH Industrial U.S. salaried and non-represented hourly employees and Canadian employees hired after January 1, 2001 and January 1, 2002, respectively, are not eligible for postretirement health care and life insurance benefits under the CNH Industrial plans. These benefits may be subject to deductibles, co-payment provisions and other limitations, and CNH Industrial has reserved the right to change or terminate these benefits, subject to the provisions of any collective bargaining agreement. These plans are not required to be funded. However, beginning in 2007, the Company began making contributions on a voluntary basis to a separate and independently managed fund established to finance the North American health care plans.

Other Post-Employment Benefits

Other post-employment benefits consists of obligations for Italian Employee Leaving Entitlements (“TFR”) before December 31, 2006, loyalty bonus in Italy and various other similar plans in France, Germany and Belgium. Before December 31, 2006, Italian companies with more than 50 employees were required to accrue for benefits paid to employees upon them leaving the Company. The scheme has since changed to a defined contribution plan. The obligation on our consolidated balance sheet represents the residual reserve for years prior to December 31, 2006. Loyalty bonus is accrued for employees who have reached certain service seniority and are generally settled when employees leave the Company. These plans are not required to be funded and, therefore, have no plan assets.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Obligations and Funded Status

The following summarizes data from CNH Industrial’s defined benefit pension, health care and other post-employment plans for the years ended December 31, 2013 and 2012:

	Pension		Health care		Other
	2013	2012	2013	2012	2013	2012
	(in millions)
Change in benefit obligations:
Actuarial present value of benefit obligation at beginning of year	$3,483	$3,182	$1,212	$1,180	$552	$478
Service cost	27	23	9	9	16	12
Interest cost	126	143	45	52	12	15
Plan participants’ contributions	3	4	6	6	—	—
Actuarial (gain) loss	(45)	259	(72)	41	4	61
Gross benefits paid	(195)	(195)	(79)	(81)	(43)	(38)
Currency translation adjustments and other	42	67	(4)	5	24	24

Actuarial present value of benefit obligation at end of year	3,441	3,483	1,117	1,212	565	552

Change in plan assets:
Plan assets at fair value at beginning of year	2,602	2,389	91	81	—	—
Actual return on plan assets	176	221	10	12	—	—
Employer contributions	54	119	70	69	—	—
Plan participants’ contributions	3	4	6	6	—	—
Gross benefits paid	(182)	(181)	(78)	(79)	—	—
Currency translation adjustments and other	12	50	(1)	2	—	—

Plan assets at fair value at end of year	2,665	2,602	98	91	—	—

Funded status:	$(776)	$(881)	$(1,019)	$(1,121)	$(565)	$(552)

Net amounts recognized in the consolidated balance sheets as of December 31, 2013 and 2012 consist of:

	Pension		Health care		Other
	2013	2012	2013	2012	2013	2012
	(in millions)
Other assets	$67	$10	$—	$—	$—	$—
Pension, postretirement and other post-employment benefits	(843)	(891)	(1,019)	(1,121)	(565)	(552)

Net liability recognized at end of year	$(776)	$(881)	$(1,019)	$(1,121)	$(565)	$(552)

Pre-tax amounts recognized in accumulated other comprehensive loss as of December 31, 2013 consist of:

	Pension	Health care	Other
	(in millions)
Unrecognized actuarial losses	$912	$141	$70
Unrecognized prior service cost (credit)	(4)	(21)	23

Accumulated Other Comprehensive Loss	$908	$120	$93

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes CNH Industrial’s pension and other post-employment plans with accumulated benefit obligations in excess of plan assets:

	Pension		Other
	2013	2012	2013	2012
	(in millions)
Accumulated benefit obligation	$2,002	$3,210	$529	$169

Fair value of plan assets	$1,186	$2,385	$—	$—

The following table summarizes CNH Industrial’s pension and other post-employment plans with projected benefit obligations in excess of plan assets:

	Pension		Other
	2013	2012	2013	2012
	(in millions)
Projected benefit obligation	$2,034	$3,282	$565	$552

Fair value of plan assets	$1,186	$2,386	$—	$—

The accumulated postretirement benefit obligation exceeds plan assets for all of our health care plans for all years presented. The total accumulated benefit obligation for pension and other post-employment plans was $3,407 million and $529 as of December 31, 2013 and $3,406 million and $169 million as of December 31,2012, respectively.

Net Periodic Benefit Cost

The following summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit pension plans and postretirement health and life insurance plans for the years ended December 31, 2013, 2012, and 2011:

	Pension			Health care			Other
	2013	2012	2011	2013	2012	2011	2013	2012	2011
	(in millions)
Service cost	$27	$23	$25	$9	$9	$9	$16	$12	$16
Interest cost	126	143	159	45	52	58	12	15	14
Expected return on assets	(166)	(161)	(163)	(7)	(6)	(6)	—
Amortization of:
Prior service cost (credit)	2	—	2	(12)	(14)	(26)	1	3	2
Actuarial loss (gain)	78	65	60	22	20	21	(5)	11	3

Net periodic benefit cost	67	70	83	57	61	56	24	41	35
settlement loss	1	1	—	—	—	—	1	—	—

Net periodic benefit cost	$68	$71	$83	$57	$61	$56	$25	$41	$35

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net periodic benefit cost recognized in net income and other changes in plan assets and benefit obligations recognized in other comprehensive loss during 2013 consist of:

	Pension	Health care	Other
	(in millions)
Net periodic benefit cost	$68	$57	$25
Benefit adjustments included in other comprehensive (income) loss:
Net actuarial (gains)/losses	(56)	(76)	4
Amortization of actuarial losses	(78)	(22)	5
Amortization of prior service cost	(2)	12	(1)
Prior service cost	—	—	(1)
Currency translation adjustments and other	12	—	6

Total recognized in other comprehensive (income) loss	(124)	(86)	13

Total recognized in comprehensive (income) loss	$(56)	$(29)	$38

Pre-tax amounts expected to be amortized in 2014 from accumulated other comprehensive loss consist of:

	Pension	Health care	Other
	(in millions)
Actuarial losses	$(65)	$(6)	$—
Prior service cost	(1)	12	(2)

Total	$(66)	$6	$(2)

Assumptions

The following assumptions were utilized in determining the funded status as at December 31, 2013 and 2012, and the net periodic benefit cost of CNH Industrial’s defined benefit plans for the years ended December 31, 2013, 2012, and 2011:

	Pension plans			Health care plans			Other
(in %)	2013	2012	2011	2013	2012	2011	2013	2012	2011
Assumptions used to determine funded status at December 31
Weighted-average discount rates	4.05	3.75	n/a	4.67	3.79	n/a	3.00	3.27	n/a
Weighted-average rate of compensation increase	3.35	2.99	n/a	3.42	3.42	n/a	2.63	2.75	n/a
Weigted-average, initial healthcare cost trend rate	n/a	n/a	n/a	8.19	7.04	n/a	n/a	n/a	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	n/a	n/a	5.00	5.00	n/a	n/a	n/a	n/a
Assumptions used to determine expense for the years ended December 31
Weighted-average discount rates	3.75	4.61	5.08	3.79	4.57	5.18	3.27	4.63	4.34
Weighted-average rate of compensation increase	2.99	3.16	3.18	3.42	3.44	3.50	2.75	3.11	3.18
Weighted-average long-term rates of return on plan assets	5.95	6.79	6.98	7.00	7.25	7.50	n/a	n/a	n/a
Weigted-average, initial healthcare cost trend rate	n/a	n/a	n/a	7.04	7.54	8.02	n/a	n/a	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	n/a	n/a	5.00	5.00	5.00	n/a	n/a	n/a

*	CNH Industrial expects to achieve the ultimate health care cost trend rate in 2024 and 2018 for US and Canada plans, respectively.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assumed discount rates are used in measurements of pension, health care and other post-employment benefit obligations and interest cost components of net periodic cost. CNH Industrial selects its assumed discount rates based on the consideration of equivalent yields on high-quality fixed income investments at the measurement date. The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The discount rates for the U.S., European, U.K. and Canadian obligations are based on a benefit cash flow-matching approach and represent the rates at which the benefit obligations could effectively be settled as of the measurement date, December 31. The benefit cash flow-matching approach involves analyzing CNH Industrial’s projected cash flows against a high quality bond yield curve, mainly calculated using a wide population of AA-grade corporate bonds subject to minimum amounts outstanding and meeting other defined selection criteria. The discount rates for the CNH Industrial’s remaining obligations are based on benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments approximate the timing and amounts of projected benefit payments.

The expected long-term rate of return on plan assets reflects management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations. The expected return is based on the outlook for inflation, fixed income returns and equity returns, while also considering asset allocation and investment strategy, premiums for active management to the extent asset classes are actively managed and plan expenses. Return patterns and correlations, consensus return forecasts and other relevant financial factors are analyzed to check for reasonability and appropriateness.

The assumed health care trend rate represents the rate at which health care costs are assumed to increase. Rates are determined based on company-specific experience, consultation with actuaries and outside consultants, and various trend factors including general and health care sector-specific inflation projections from the United States Department of Health and Human Services Health Care Financing Administration. The initial trend is a short-term assumption based on recent experience and prevailing market conditions. The ultimate trend is a long-term assumption of health care cost inflation based on general inflation, incremental medical inflation, technology, new medicine, government cost-shifting, utilization changes, an aging population, and a changing mix of medical services.

A one percentage point change in the assumed health care cost trend rates would have the following effect:

	One Percentage- Point Increase	One Percentage- Point Decrease
	(in millions)
Total increase/(decrease) in service cost and interest cost components of 2013 net post retirement benefit expense	$6	$(5)
Total increase/(decrease) in accumulated postretirement benefit obligation as of December 31, 2013	$135	$(104)

Plan Assets

The investment strategy for the plan assets depends on the features of the plan and on the maturity of the obligations. Typically, less mature plan benefit obligations are funded by using more equity securities as they are expected to achieve long-term growth exceeding the rate of inflation. More mature plan benefit obligations are funded using more fixed income securities as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Weighted average target asset allocation for all plans for 2013 are as follows:

All Plans
Asset category:
Equity securities	24%
Debt securities	56%
Cash/Other	20%

CNH Industrial determines the fair value of plan assets using observable market data obtained from independent sources when available. CNH Industrial classifies its plan assets according to the fair value hierarchy:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2013:

	Total	Level 1	Level 2	Level 3
	(in millions)
Equity securities:
U.S. equities—Large cap	$113	$113	$—	$—
U.S. equities—Mid cap	36	36	—	—
U.S. equities—Small cap	45	45	—	—
Non-U.S. equities	109	109	—	—

Total equity securities	303	303	—	—

Fixed income securities:
U.S. government bonds	345	345	—	—
U.S. corporate bonds	323	—	323	—
Non-U.S. government bonds	483	101	382	—
Non-U.S. corporate bonds	110	1	109	—
Mortgage backed securities	9	—	9	—
Other fixed income	75	37	38	—

Total fixed income securities	1,345	484	861	—

Other types of investments:
Mutual funds(A)	708	—	708	—
Insurance contracts	34	1	—	33
Derivatives—credit contracts	14	—	14	—
Real estate	35	35	—	—
Other	263	—	263	—

Total other types of investments	1,054	36	985	33

Cash:	61	32	29	—

Total	$2,763	$855	$1,875	$33

(A)	This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the changes in the Level 3 plan assets for the year ended December 31, 2013:

Insurance Contracts
Balance at December 31, 2012	$29
Actual return on plan assets relating to assets still held at reporting date	1
Purchases	89
Settlements	(89)
Currency impact	3

Balance at December 31, 2013	$33

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2012:

	Total	Level 1	Level 2	Level 3
	(in millions)
Equity securities:
U.S. equities—Large cap	$152	$139	$13	$—
U.S. equities—Mid cap	45	45	—	—
U.S. equities—Small cap	67	67	—	—
Non-U.S. equities—Large cap	69	57	12	—

Total equity securities	333	308	25	—

Fixed income securities:
U.S. government bonds	250	247	3	—
U.S. corporate bonds	264	—	264	—
Non-U.S. government bonds	484	25	459	—
Non-U.S. corporate bonds	92	—	92	—
Mortgage backed securities	11	—	11	—
Other fixed income	45	24	21	—

Total fixed income securities	1,146	296	850	—

Other types of investments:
Mutual funds(A)	716	—	716	—
Investment funds(B)	349	—	349	—
Insurance contracts	29	—	—	29
Derivatives—credit contracts	1	—	1	—
Real estate(C)	32	—	32	—
Other	59	4	55	—

Total other types of investments	1,186	4	1,153	29

Cash:	28	3	25	—

Total	$2,693	$611	$2,053	$29

(A)	This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.
(B)	This category includes primarily commingled funds, which invest in equities.
(C)	This category includes also hedge funds.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the changes in the Level 3 plan assets for the year ended December 31, 2012:

Insurance Contracts
Balance at December 31, 2011	$29
Actual return on plan assets relating to assets still held at reporting date	2
Purchases,	89
Settlements	(89)
Currency impact	(2)

Balance at December 31, 2012	$29

Contributions

CNH Industrial expects to contribute (including direct benefit payments) approximately $69 million to its pension plans, $75 million to its healthcare plans and $24 million to its other post-employment plans in 2014, which include direct benefit payments by the Company.

The benefit expected to be paid from the benefit plans, which reflect expected future years of service, and the Medicare subsidy expected to be received are as follows:

	Pension Plans	Health care	Medicare Part D Reimbursement	Other
	(in millions)
2014	$209	$79	$(2)	$24
2015	203	81	(3)	19
2016	202	81	(3)	20
2017	205	81	(3)	24
2018	207	80	(4)	29
2019 – 2023	1,049	369	(22)	115

Total	$2,075	$771	$(37)	$231

Note 12: Other Liabilities

A summary of other liabilities as of December 31, 2013 and 2012 is as follows:

	2013	2012
	(in millions)
Advances on buy-back agreements	$1,902	$1,415
Warranty and campaign programs	1,111	1,058
Marketing and sales incentive programs	1,340	1,199
Tax payables	973	792
Accrued expenses and Deferred income	748	696
Accrued employee benefits	844	862
Legal reserves	551	490
Contract reserve	467	427
Restructuring reserve	77	155
Other	722	696

Total	$8,735	$7,790

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Warranty and Campaign Program

As described in “Note 2: Summary of Significant Accounting Policies”, CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the years ended December 31, 2013 and 2012 for the basic warranty and accruals for campaign programs are as follows:

	2013	2012
	(in millions)
Balance, beginning of year	$1,058	$1,004
Current year additions	903	834
Claims paid	(815)	(750)
Currency translation adjustment and other	(35)	(30)

Balance, end of year	$1,111	$1,058

Advance on Buy-back Agreements

As described in “Note 2: Summary of Significant Accounting Policies”, the initial sale price received for new vehicle sales with a buy-back commitment by Commercial Vehicles is recognized as Advances on buy-back agreements. The difference between the initial sale price and the buy-back price is recognized as rental revenue on a straight-line basis over the term of the operating lease. The balance of Advances on buy-back agreements at December 31, 2013 and 2012 represented a sum of the deferred rental revenue and the guaranteed buy-back price.

Restructuring Provision

The Company incurred restructuring costs of $71 million, $231 million and $131 million for the years ended December 31, 2013, 2012 and 2011, respectively. These costs were primarily related to the rationalization of Commercial Vehicles as follows:

•

In 2013 and 2012, the Company reorganized Commercial Vehicles’ manufacturing activities in Europe, by moving the heavy truck production at Ulm, Germany to Madrid, Spain in an effort to consolidate the heavy truck production. Additionally, the Company closed four European fire-fighting vehicle plants and moved their production to Ulm, Germany.

•	In 2011, the Company closed two bus assembly plants in Spain and Italy and incurred severance and other employee- related costs.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth restructuring activity for the year ended December 31, 2013, 2012 and 2011:

	Severance and Other Employee Costs	Facility Related Costs	Other Restructuring	Total
	(in millions)
Balance at January 1, 2011	$3	$1	$65	$69
Restructuring charges	129	2	—	131
Reserves utilized: cash	(88)	(1)	(41)	(130)
Reserves utilized: non-cash	(7)	—	—	(7)
Currency translation adjustments	(7)	—	(2)	(9)

Balance at December 31, 2011	30	2	22	54
Restructuring charges	204	(1)	28	231
Reserves utilized: cash	(78)	(1)	(9)	(88)
Reserves utilized: non-cash	(22)	—	—	(22)
Currency translation adjustments	(3)		(17)	(20)

Balance at December 31, 2012	131	—	24	155
Restructuring charges	67	1	3	71
Reserves utilized: cash	(122)	—	(16)	(138)
Reserves utilized: non-cash	(8)	—	(3)	(11)
Currency translation adjustments	1	—	(1)	—

Balance at December 31, 2013	$69	$1	$7	$77

At December 31, 2013, the remaining cost expected to be incurred for existing restructuring plans is approximately $9 million.

Note 13: Commitments and Contingencies

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, particularly in the areas of product liability (including asbestos-related liability), product performance, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. The most significant of these matters are described below.

The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that such a loss has been incurred and the amount can be reasonably estimated, an accrual has been made against our earnings and included in “Other liabilities” on the consolidated balance sheet.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, the Company believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its financial statements.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Environmental

Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH Industrial has received inquiries for information or notices of its potential liability regarding 63 non-owned U.S. sites at which regulated materials allegedly generated by CNH Industrial were released or disposed (“Waste Sites”). Of the Waste Sites, 15 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 57 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved; it has not been named as a potentially responsible party (“PRP”); or its liability is likely de minimis.

Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 63 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH Industrial could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH Industrial believes that the costs associated with the Waste Sites will not have a material effect on the Company’s business, financial position or results of operations.

The Company is conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or which are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position or results of operations.

The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions, and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws. As in the past, CNH Industrial plans to continue funding its costs of environmental compliance from operating cash flows.

Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time which could exceed 30 years for some sites. As of December 31, 2013 and 2012, environmental reserves of approximately $46 million and $45 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on CNH Industrial’s financial position or results of operations.

Other Litigation and Investigation

Cheron: In connection with a logistics Services Agreement among CNH Global N.V., PGN Logistics Ltd. (“PGN”) and certain affiliated companies, PGN entered into a subcontract with Transport Cheron N.V. (“Cheron”). The subcontract was signed by Cheron and by PGN purportedly “in the name and on behalf of” CNH Global N.V. (“CNH Global”). CNH Global contended that it was not a party to the subcontract and that PGN was not authorized to sign the subcontract on its behalf. In early 2005 and as a result of the termination of the Services Agreement Cheron filed suit in the District Court in Haarlem, the Netherlands against both PGN and CNH Global for breach of the subcontract and for preliminary relief. In March 2005 the district court issued an order requiring CNH Global to pay €1.5 million ($2.4 million) to Cheron as a preliminary payment of lost profit damages. CNH Global appealed this decision to the Court of Appeals in Amsterdam, and, on November 24,

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2005, the Court of Appeals rendered its decision in effect holding that liability had not been demonstrated with a degree of certainty sufficient to warrant a preliminary award of damages. At that point, the matter returned to the district court for a determination of liability.

On September 24, 2008, the district court issued its interim award with respect to liability. The district court held that CNH Global is liable under the subcontract for damages that Cheron suffered as a result of the alleged breach of the subcontract. Cheron and CNH Global reached a settlement of this matter on December 20, 2012. Cheron waived and released all claims against CNH Global in consideration for a settlement payment of 8 million euro, which was made on January 11, 2013.

Ligon: In this action alleging breach of contract and fraud following CNH America’s (now known as CNH Industrial America LLC) decision to change its supplier of hydraulic cylinders, Ligon and HTI sought damages related to unused inventory they claim HTI manufactured in reliance on CNH America’s planning numbers, alleged lost profits, equipment and improvement costs and punitive damages. Following trial in December 2011, the jury returned its verdict on December 16, 2011, finding in CNH America’s favor on HTI’s contract claim, and in plaintiffs’ favor on the fraudulent suppression claim. The jury awarded plaintiffs $3.8 million in compensatory damages and $7.6 million in punitive damages. CNH America appealed the case to the Alabama Supreme Court. On November 8, 2013 the Alabama Supreme Court, in a 6-2 decision, affirmed the jury award of compensatory and punitive damages. Following an agreement between plaintiffs and CNH America as to the verdict, interest and court-awarded costs, CNH America paid plaintiffs $12.8 million on January 7, 2014. The amount was accrued for in “Other provisions” at December 31, 2013. The judgment was marked in the trial court record as having been satisfied and the matter is closed.

Kobelco Construction Machinery Co., Ltd.: Effective as of December 31, 2012, the initial phase of the global construction equipment alliance between CNH Global NV, on the one hand, and Kobelco Construction Machinery Co. Ltd. (“KCM”) and Kobe Steel Ltd. (“KSL”), on the other hand, terminated. In connection with the termination of the initial phase of the global alliance, CNH Global was required to sell to KSL and KSL was required to repurchase from CNH Global its 20% ownership interest in KCM (the “KCM Interest”). In connection with the required repurchase, a dispute arose with respect to the price to be paid by KSL to CNH Global in consideration for the KCM Interest under the Shareholders’ Agreement, dated December 9, 2001 (the “KCM Shareholders Agreement”), by and between CNH Global, KSL, and New Holland Italia S.p.A. Despite the dispute regarding the amount to be paid by KSL to CNH Global in consideration for the KCM Interest, KSL and CNH Global entered into an escrow agreement (the “Escrow Agreement”), with Citibank N.A., as escrow agent, to facilitate a sale of the KCM Interest by December 31, 2012. Pursuant to the Escrow Agreement CNH Global delivered to Citibank, as escrow agent, the share certificates representing CNH Global’s 20% ownership interest in KCM as well as resignation letters signed by CNH Global’s representatives to the KCM Board (the “CNH Documents”). KSL transferred to Citibank, as escrow agent, approximately $83 million (the “CNH Global Price”); such amount being the amount calculated by CNH Global as the consideration to be paid by KSL for the KCM Interest. On December 31, 2012 Citibank delivered to KSL the CNH Documents. At the same time, Citibank transferred to CNH Global approximately $57 million (the “KSL Price”); such amount being the amount calculated by KSL as the consideration to be paid by KSL for the KCM Interest. Pursuant to the Escrow Agreement Citibank held in escrow the difference between the CNH Global Price and the KSL Price and was to distribute such funds pursuant to the terms of the arbitration award. On October 12, 2013 an arbitration proceeding between CNH Global and KSL was initiated in the London Court for International Arbitration to resolve the disputed issues relating to the purchase price of the KCM Interest. Hearings were held during the week of October 28, 2013. On November 21, 2013 the arbitrator issued his award and opinion, effectively ruling in favor of KSL. In December 2013 the remaining funds in the escrow account were paid to KSL and the matter is closed. CNH Industrial recognized an additional loss of $26 million on the sale of investment in its consolidated statements of operations for the year ended December 31, 2013.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

European Commission anti-competition investigation: Starting in January 2011, Iveco and certain of its competitors have been subject to an investigation being conducted by the European Commission into certain business practices of the leading manufacturers of commercial vehicles in the European Union in relation to possible anti-competitive behavior. It is not possible at the present moment to predict when and in what way these investigations will be concluded.

Commitments

CNH Industrial has entered operating lease contracts for the right to use industrial buildings and equipment with an average term of 10-20 years and 3-5 years, respectively. Total future minimum lease payments under non-cancellable lease contracts are as follows:

Amount
(in millions)
2014	$64
2015	50
2016	39
2017	29
2018	25
2019 and beyond	48

Total minimum rental commitments	$255

Total rental expense for all operating leases was $64 million, $60 million, and $67 million for the years ended December 31, 2013, 2012, and 2011, respectively.

At December 31, 2013, Financial Services has various agreements to extend credit for the following financing arrangements:

Facility	Total Credit Limit	Utilized	Not Utilized
	(in millions)
Private label commercial revolving accounts	$3,929	$227	$3,702
Wholesale and dealer financing	$6,545	$3,648	$2,897

Guarantees

At December 31, 2013 and 2012, CNH Industrial provided guarantees of $513 million and $641 million, respectively, on the debt or commitments of third parties or non-consolidated affiliates. These guarantees consist of loan guarantees on behalf of certain dealers by Agricultural Equipment and Construction Equipment and performance guarantees on behalf of a joint venture by Commercial Vehicles.

Other Contingencies

Fiat Industrial was formed as a result of the Demerger. CNH Industrial, as successor to Fiat Industrial, continues to be liable jointly with Fiat for any liabilities of Fiat that arose prior to effectiveness of the Demerger and that remained unsatisfied at the effective date of the Demerger in the event that Fiat fails to satisfy such liabilities. The statutory liability assumed by CNH Industrial is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until all the liabilities of Fiat existing as of the Demerger are

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

satisfied in full. Furthermore, CNH Industrial may be responsible jointly with Fiat in relation to tax liabilities, even if such liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. CNH Industrial estimates that the liabilities of Fiat that were outstanding as of December 31, 2013 for which CNH Industrial may be held jointly liable as described above in the event that Fiat fails to satisfy such obligations amount to approximately $ 5.7 billion. CNH Industrial evaluated as extremely remote the risk of Fiat’s insolvency and therefore no specific provision has been accrued in respect of the above mentioned joint-liabilities.

Note 14: Financial Instruments

The Company may elect to measure financial instruments and certain other items at fair value. This fair value option would be applied on an instrument-by-instrument basis with changes in fair value reported in earnings. The election can be made at the acquisition of an eligible financial asset, financial liability, or firm commitment or, when certain specified reconsideration events occur. The fair value election may not be revoked once made. The Company did not elect the fair value measurement option for eligible items.

Fair-Value Hierarchy

The hierarchy of valuation techniques for financial instruments is based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair-value hierarchy:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available.

Determination of Fair Value

When available, the Company uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is not available, the Company will make use of observable market based inputs to calculate fair value, in which case the items are classified in Level 2.

If quoted or observable market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters such as interest rates, currency rates, or yield curves. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.

The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, and the key inputs to those models, as well as any significant assumptions.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or issue derivative or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the statements of consolidated cash flows.

Foreign Exchange Contracts

CNH Industrial has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in non-functional currencies. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases and sales. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the consolidated statements of operations in the line “Other, net” and was not significant for all periods presented. The maturity of these instruments does not exceed 17 months and the after-tax losses deferred in accumulated other comprehensive income (loss) that will be recognized in net sales and cost of goods sold over the next twelve months assuming foreign exchange rates remain unchanged is approximately $110 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Other, net” and are expected to offset the foreign exchange gains or losses on the exposures being managed.

All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $9.7 billion and $9.2 billion at December 31, 2013 and 2012, respectively.

Interest Rate Derivatives

CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated in cash flow hedging relationships are being used by the Company to mitigate the risk of rising interest rates related to the current short-term debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt. Any ineffectiveness is recorded in “Other, net” in the consolidated statements of operations and was insignificant for all periods presented. The maximum length of time over which CNH Industrial is hedging its interest rate exposure through the use of derivative instruments

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

designated in cash flow hedge relationships is 63 months. The after-tax losses deferred in accumulated other comprehensive income (loss) that will be recognized in interest expense over the next twelve months is approximately $3 million.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the risk of reductions in the fair value of existing fixed rate bonds and medium-term notes due to increases in LIBOR based interest rates. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. Costs relating to the ineffectiveness of such transactions were insignificant in 2013, 2012 and 2011, respectively.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Company being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the years ending December 31, 2013, 2012, and 2011.

All of CNH Industrial’s interest rate derivatives outstanding as of December 31, 2013 and 2012 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $5.7 billion and $5.8 billion at December 31, 2013 and 2012, respectively.

Financial Statement impact of CNH Industrial Derivatives

The fair values of CNH Industrial’s derivatives as of December 31, 2013 and 2012 in the consolidated balance sheets are recorded as follows:

	2013	2012
	(in millions)
Derivatives Designated as Hedging Instruments:
Assets:
Foreign exchange contracts:	$159	$41
Interest rate derivatives:	49	89

Total assets	$208	$130

Liabilities
Foreign exchange contracts:	$(42)	$(55)
Interest rate derivatives:	(14)	(44)

Total liabilities	$(56)	$(99)

Derivatives Not Designated as Hedging Instruments:
Assets:
Foreign exchange contracts:	$45	$22
Interest rate derivatives:	8	7

Total assets	$53	$29

Liabilities
Foreign exchange contracts:	$(28)	$(22)
Interest rate derivatives:	(10)	(7)

Total liabilities	$(38)	$(29)

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pre-tax gains (losses) on the consolidated statements of operations related to CNH Industrial’s derivatives for the year ended December 31, 2013, 2012 and 2011 are recorded in the following accounts:

	2013	2012	2011
	(in millions)
Fair Value Hedges
Interest rate derivatives—Interest expense	$(45)	$17	$76
Gains/(losses) on hedged items—Interest expense	45	(17)	(75)

Cash Flow Hedges
Recognized in accumulated other comprehensive income (Effective Portion):
Foreign exchange contracts—accumulated other comprehensive income	$208	$(72)	$(22)
Interest rate derivatives—accumulated other comprehensive income	$(7)	$(23)	$(65)
Reclassified from accumulated other comprehensive income (Effective Portion):
Foreign exchange contracts—Net sales	$15	$(55)	$(18)
Foreign exchange contracts—Cost of goods sold	7	(68)	19
Foreign exchange contracts—Other, net	59	(7)	3
Interest rate derivatives—Interest expense	(14)	(19)	(28)

Not Designated as Hedges
Foreign exchange contracts—Other, net	$64	$(12)	$(29)
Interest rate derivatives—Interest expense	$—	$—	$(1)

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2013 and 2012:

	Level 1		Level 2		Total
	2013	2012	2013	2012	2013	2012
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$204	$63	$204	$63
Interest rate derivatives	—	—	57	96	57	96
Available for sale securities	1	7	—	—	1	7

Total assets	$1	$7	$261	$159	$262	$166

Liabilities
Foreign exchange derivatives	$—	$—	$(70)	$(77)	$(70)	$(77)
Interest rate derivatives	—	—	(24)	(51)	(24)	(51)

Total liabilities	$—	$—	$(94)	$(128)	$(94)	$(128)

Fair Value of Other Financial Instruments

The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the consolidated balance sheets approximates their fair value.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial Instruments Not Carried at Fair Value

The estimated fair market values of financial instruments not carried at fair value in the consolidated balance sheets as of December 31, 2013 and 2012 are as follows:

	2013		2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$21,976	$21,974	$20,039	$20,453
Debt	$29,866	$30,361	$27,052	$27,691

Financing receivables

The fair value of financing receivables is based on the discounted values of their related cash flows at current market interest rates and they are classified as a Level 3 fair value measurement.

Debt

All debt is classified as a Level 2 fair value measurement, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. which are classified as a Level 1 fair value measurement.

Note 15: Shareholders’ Equity

The Articles of Association of CNH Industrial provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares, each with a per share par value of €0.01. As of December 31, 2013, the Company’s share capital was €18 million, fully paid-in, and consisted of 1,350,073,530 common shares and 468,994,386 special voting shares.

Post-merger

Upon the completion of the mergers of Fiat Industrial and CNH Global with and into CNH Industrial, CNH Industrial issued 1,348,867,772 common shares with a par value of €0.01 each, which were allotted to Fiat Industrial and CNH Global shareholders on the basis of the established exchange ratios of one common share of CNH Industrial for each share of Fiat Industrial and 3.828 common shares of CNH Industrial for each share of CNH Global. CNH Industrial also issued special voting shares (non-tradable) which were allotted to eligible Fiat Industrial and CNH Global shareholders who elected to receive special voting shares. On the basis of the requests received, CNH Industrial issued a total of 474,474,276 special voting shares with a par value of €0.01 each.

Special voting shares

In order to reward long-term ownership of CNH Industrial common shares and promote stability of CNH Industrial’s shareholder base, CNH Industrial’s Articles of Association provide for a loyalty voting structure that grants eligible long-term shareholders the equivalent of two votes for each CNH Industrial N.V. common share that they hold, through the issuance of special voting shares.

After closing of the Merger, a shareholder may at any time elect to participate in the loyalty voting structure by requesting the registration of all or some of the common shares held by such shareholder in a separate register (the “Loyalty Register”) of the Company. If such common shares have been registered in the Loyalty Register for an uninterrupted period of three years in the name of the same shareholder, such shares will become “Qualifying Common Shares” and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As mentioned above, CNH Industrial issued special voting shares with a nominal value of €0.01 each to those eligible shareholders who elected to receive such special voting shares upon completion of the merger of Fiat Industrial and of CNH Global respectively with and into CNH Industrial.

The electing shareholders are not required to pay any amount to the Company in connection with the allocation of the special voting shares.

CNH Industrial common shares are freely transferable, while, special voting shares are transferable exclusively in limited circumstances and they are not listed on the New York Stock Exchange or the Mercato Telematico Azionario, organized and managed by Borsa Italian S.p.A. (“MTA”). In particular, at any time, a holder of common shares that are Qualifying Common Shares who wants to transfer such common shares other than in limited specified circumstances (e.g., transfers to affiliates or relatives through succession, donation or other transfers) must request a de-registration of such Qualifying Common Shares from the Loyalty Register. After de-registration from the Loyalty Register, such common shares no longer qualify as Qualifying Common Shares and, as a result, the holder of such common shares is required to transfer the special voting shares associated with the transferred common shares to the Company for no consideration.

The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any additional economic rights. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve. The impact of this special voting dividend reserve on the earnings per share of the common shares is not material.

The following table shows a reconciliation between the composition of the share capital of CNH Industrial N.V. at September 30, 2013 on the basis of the shares issued according to the exchange ratios with Fiat Industrial and CNH Global shares upon the completion of the mergers, and the composition of the share capital of CNH Industrial at December 31, 2013:

(number of shares)	Common shares pre-merger		CNH Industrial N.V. common shares		CNH Industrial N.V. special voting shares		Total CNH Industrial N.V. shares
Fiat Industrial S.p.A. common shares	1,222,560,247	(a)	1,222,560,247	(*)	451,262,083	(**)	1,673,822,330
CNH Global N.V. common shares (non-controlling interests)	32,995,696		126,307,525	(*)	23,212,193	(**)	149,519,718

Total CNH Industrial N.V. shares at September 30, 2013			1,348,867,772		474,474,276		1,823,342,048

Capital increase			1,205,758		—		1,205,758
Retirement of special voting shares			—		(5,479,890)		(5,479,890)

Total CNH Industrial N.V. shares at December 31, 2013			1,350,073,530		468,994,386		1,819,067,916

(a)	Total n. 1,222,568,882 Fiat Industrial S.p.A. common shares are shown net of 8,635 treasury shares that have been cancelled at the closing of the merger.
(*)

Allotted on the basis of the established exchange ratios of one common share of CNH Industrial N.V. for each share of Fiat Industrial S.p.A. and 3.828 common shares of CNH Industrial N.V for each share of CNH Global N.V.

(**)	Allotted to eligible Fiat Industrial N.V. and CNH Global N.V. shareholders who had elected to receive special voting shares.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2013, 5,479,890 special voting shares were acquired by the Company following the de-registration of the corresponding number of qualifying common shares from the Loyalty Register.

Furthermore, the Company during the fourth quarter of 2013 issued a total of 1,205,758 new common shares in relation to certain share-based payment plans granted by CNH Global before the completion of the mergers. See “Note 16: Share Based Compensation” for further discussion.

Pre-merger

At December 31, 2012, the share capital of Fiat Industrial was €1,919 million, fully paid-in, and consisted of 1,222,568,882 common shares, including 8,635 treasury shares that were cancelled at the closing of the merger.

Dividend

On February 27, 2014, the Board of Directors of CNH Industrial N.V. recommended to the Company’s shareholders that the Company declare a dividend of €0.20 per common share, totaling approximately €270 million. The proposal was approved by the Company’s shareholders at the Annual General Meeting of Shareholders (AGM) held on April 16, 2014.

At the Fiat Industrial AGM held on April 8, 2013, shareholders approved the payment of a dividend of €0.225 per common share, equivalent to a maximum amount of approximately €275.1 million ($366 million). The dividend was paid in April 2013.

At the Fiat Industrial AGM held on April 5, 2012, shareholders approved the payment of a dividend of €0.185 per common share, €0.185 per preference share and €0.2315 per savings share, for approximately €240 million ($308 million). The dividend was paid in April 2012.

Note 16: Share-Based Compensation

In connection with the mergers of Fiat Industrial and CNH Global with and into CNH Industrial, CNH Industrial assumed the sponsorship of the Fiat Industrial Long-Term Incentive Plan (the “Fiat Industrial Plan”), the CNH Global N.V. Equity Incentive Plan (the “CNH EIP”) and the CNH Global N.V. Directors’ Compensation Plan (“CNH DCP”), effective as of September 29, 2013 (the “Effective Date”).

On the Effective Date, outstanding stock options, unvested restricted share units and performance share units under the CNH EIP became exercisable or convertible for common shares of CNH Industrial N.V. The number of shares of outstanding equity awards was increased and exercise price of stock options reduced to take into account the CNH Global exchange ratio of 3.828 CNH Industrial shares for each CNH Global common share.

On the Effective Date, the unvested equity awards under the former Fiat Industrial Plan became convertible for common shares of CNH Industrial N.V. on a one-for-one basis.

The conversion did not change the aggregate fair value of the outstanding equity awards and, therefore, resulted in no additional share-based compensation expense in 2013.

Furthermore, on September 9, 2013 the CNH Industrial N.V. Directors’ Compensation Plan (the “CNH Industrial DCP”) was approved by the shareholders and adopted by the Board of Directors of CNH Industrial.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2013, 2012 and 2011, CNH Industrial recognized total share-based compensation expense of $39 million, $67 million and $63 million, respectively. For the years ended December 31, 2013, 2012, and 2011, CNH Industrial recognized a total tax benefit relating to share-based compensation expense of $9 million, $18 million, and $17 million, respectively. As of December 31, 2013, CNH Industrial had unrecognized share-based compensation expense related to non-vested awards of approximately $20 million based on current assumptions related to achievement of specified performance objectives, when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 1 year.

CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”)

The CNH Industrial DCP provides for the payment of the following to eligible members of the CNH Industrial Board in the form of cash, and/or common shares of CNH Industrial, and/or options to purchase common shares of CNH Industrial, provided that such members do not receive salary or other employment compensation from CNH Industrial or Fiat S.p.A., and their subsidiaries and affiliates:

•	an annual retainer fee of $125,000;

•	an Audit Committee membership fee of $25,000;

•	a Governance and Sustainability Committee membership fee of $20,000;

•	a Compensation Committee membership fee of $20,000;

•	an Audit Committee chair fee of $35,000;

•	a Governance and Sustainability Committee chair fee of $25,000; and

•	a Compensation Committee chair fee of $25,000 (collectively, the “fees”).

Each quarter of the CNH Industrial DCP year, the eligible directors elect the form of payment of their fees. If the elected form is common shares, the eligible director will receive as many common shares as equal to the amount of fees the director elects to be paid in common shares, divided by the fair market value of a CNH Industrial common share on the date that the quarterly payment is made. Common shares issued to the eligible director vest immediately upon grant. If an eligible director elects to receive all or a portion of fees in the form of a stock option, the number of common shares underlying the stock option is determined by dividing (i) by (ii) where (i) equals the dollar amount of the quarterly payment that the eligible director elects to receive in the form of stock options multiplied by four and (ii) the fair market value of the common shares on the date that the quarterly payment is made. The CNH Industrial DCP defines fair market value, as applied to each ordinary share, to be equal to the average of the highest and lowest sale price of a CNH Industrial common share during normal trading hours on the last trading day of each plan quarter in which sales of common shares on the New York Stock Exchange are recorded. Stock options granted as a result of such an election vest immediately, but shares purchased under options cannot be sold for six months following the date of exercise. Stock options terminate upon the earlier of: (1) ten years after the grant date; or (2) six months after the date an individual ceases to be a director.

At December 31, 2013, there were 200,000 common shares, reserved for issuance under the CNH Industrial DCP. In 2013, 6,402 stock options were issued under the CNH Industrial DCP at an exercise price of $11.325.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CNH Global Directors’ Compensation Plan (“CNH DCP”)

Directors of former CNH Global were compensated in the form of cash, and/or common shares of CNH Global N.V., and/or options to purchase common shares of CNH Global N.V. under the CNH DCP. Stock options issued under the CNH DCP were converted using the ratio of 3.828 and exercisable for common shares of CNH Industrial N.V. upon the Effective Date. As of December 31, 2013, 186,000 stock options from the CNH DCP were still outstanding. The CNH DCP was terminated effective as of the Merger and no new equity awards will be issued under the CNH DCP.

CNH Global Equity Incentive Plan (the “CNH EIP”)

The CNH EIP provides for grants of stock options, restricted share units and performance share units to former officers and employees of CNH Global. CNH Industrial can not issue any new equity awards under the CNH EIP; however, CNH Industrial is required to issue shares under the CNH EIP to settle the exercise or vesting of the existing equity awards.

Modification

On December 28, 2012, CNH Global had paid a special dividend of $10 per common share to its minority shareholders of record as of December 20, 2012, as part of the merger agreement with Fiat Industrial. In accordance with the anti-dilutive provisions of both the CNH EIP and CNH DCP, on January 28, 2013, the CNH Global Corporate Governance and Compensation Committee approved required equitable adjustments to outstanding equity awards. The adjustments were retrospectively made to outstanding options under the CNH EIP and CNH DCP, unvested performance share units and unvested restricted share units under the CNH EIP, as of the ex-dividend date on December 18, 2012. The exercise price was reduced and the number of outstanding shares increased for stock options, and the number of unvested share units was increased for performance share units and restricted share units, to maintain the pre-dividend fair value. The weighted average exercise price of outstanding options decreased from $40.45 to $33.34, the number of outstanding options increased from 4.6 million to 5.6 million, the number of unvested performance share units increased from 1.9 million to 2.3 million and the number of unvested restricted share units increased from 451,000 to 548,000. These additional shares were issued in January 2013. The aggregate fair value, the aggregate intrinsic value and the ratio of the exercise price to the market price are approximately equal immediately before and after the adjustment. Therefore, no additional compensation expense was recognized in 2012 and 2013.

The information disclosed below was adjusted retrospectively for the conversion ratio of 3.828 CNH Industrial common shares for each CNH Global common share.

Stock option plan

In September 2012, approximately 2,680,000 performance-based stock options (at target award levels) were issued under the CNH EIP (the “2012 Grant”). As CNH Global exceeded its 2012 target performance objective, approximately four million of these options were granted overall, of which 171,575 options were granted in February 2013. One-third of the options vested in February 2013 following Board of Directors’ approval of the 2012 financial results of CNH Global. The remaining options will vest equally on the first and second anniversary of the initial vesting date. Options granted under the CNH EIP have a contractual life of five years from the initial vesting date.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes outstanding stock options under the CNH EIP at December 31, 2013:

	Options Outstanding				Options Exercisable
Range of Exercise Price	Shares Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Aggregate Intrinsic Value(A)	Shares Exercisable	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Aggregate Intrinsic Value(A)
$2.92–$5.00	495,631	1.1	$2.92	$4,178,169	495,631	1.1	$2.92	$4,178,169
$5.01–$10.00	6,522,657	3.4	$8.03	$21,634,112	3,306,154	2.6	$7.32	$13,335,535
$10.01–$15.00	5,603,457	3.1	$10.16	$6,694,717	2,929,934	3.0	$10.16	$3,486,489

				$32,506,998				$21,000,193

(A)

The difference between the exercise price of share-based compensation and the year-end market price of CNH Industrial common shares of $11.35. No amount is shown for awards with an exercise price that is greater than the year-end market price.

Changes during the period in stock option plans are as follows:

	2013
	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	17,666,452	$10.57
Anti-dilution adjustment for the special dividend	3,796,996	$8.70
Additional shares issued for the 2012 Grant	171,575	$8.77
Forfeited	(390,612)	$9.36
Expired	(345,348)	$11.04
Exercised	(8,277,318)	$8.45

Outstanding at end of year	12,621,745	$8.77

Exercisable at end of year	6,731,719	$8.23

The Black-Scholes pricing model was used to calculate the fair value of stock options for options granted in 2012 and 2011 under the CNH EIP. The assumptions used under the Black-Scholes pricing model were as follows:

	2012	2011
Risk-free interest rate	0.40%	1.40%
Expected Dividend yield	0.00%	0.30%
Price volatility of CNH Global N.V. shares	51.70%	75.10%
Option life (years)	3.39	3.81

The risk-free interest rate was based on the U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility was based on the historical activity of common shares of CNH Global N.V. over a period at least equal to the expected life of the options. The expected life for the CNH EIP grant was based on the average of the vesting period of each tranche and the original contract term of 65 to 70 months. The expected dividend yield was determined to be zero as management did not expect CNH Global. to pay ordinary dividends.

Based on this model, the fair values of stock options awarded for the years ended December 31, 2012 and 2011 under CNH EIP was $3.60 and $6.85, respectively.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Performance Share Units

Performance-based shares were granted to selected key employees and executive officers of former CNH Global under the CNH EIP. Performance-based shares vest upon the attainment of specified performance objectives.

No performance-based shares were granted in 2013. In 2012, CNH Global issued several grants of performance-based shares throughout the year. These shares will cliff vest in February 2015 based on the achievement of their respective performance targets. The total number of shares granted in 2012 was 520,371 with a weighted average fair value of $10.62 per share.

In 2011, CNH Global granted approximately 0.6 million performance-based share awards under the CNH EIP with a weighted average fair value of $10.21 per share. The performance targets for these performance shares are designated on a cumulative basis for the three-, four- and five-year periods ended December 31, 2012, 2013, and 2014. The first two tranches of the performance shares vested in February 2013 and 2014 following the achievement of the performance targets for the three and four years ended December 31, 2012 and 2013. The remaining shares will vest in February 2015 if the respective performance target for the tranche is achieved.

The following table reflects performance-based share activity under the CNH EIP for the year ended December 31, 2013:

	2013
	Performance Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	7,367,897	$9.21
Anti-dilution adjustment for the special dividend	1,584,060	$7.58
Granted	—	$—
Forfeited	(415,239)	$7.54
Vested	(2,921,194)	$7.54

Nonvested at end of year	5,615,524	$7.61

Restricted Share Units

In 2013, no restricted share units were granted. In 2012 and 2011, 0.7 million and 1 million restricted share units were granted under the CNH EIP with a weighted average fair value of $11.40 and $7.03 per share, respectively. Restricted share units are service based and vest in three equal installments over three years starting from the grant date. Compensation cost for the restricted share units is recognized on a straight-line basis over the requisite service period for each separate vesting portion of the award as of the award was, in substance, multiple awards.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table reflects restricted share activity under the CNH EIP for the year ended December 31, 2013:

	2013
	Restricted Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	1,696,715	$9.28
Anti-dilution adjustment for the special dividend	363,988	$7.64
Granted	—	$—
Forfeited	(102,703)	$7.66
Vested	(1,027,475)	$7.36

Nonvested at end of year	930,525	$7.95

The fair value of performance-based shares and restricted shares under the CNH EIP was based on the market value of CNH Global’s common shares on the date of the grant.

Fiat Industrial Plan

In the AGM held on April 5, 2012, Fiat Industrial shareholders approved the adoption of a Long Term Incentive Plan consisting of two components (Company Performance LTI and Retention LTI) taking the form of stock grants. According to the Fiat Industrial Plan, Fiat Industrial granted the Chairman of Fiat Industrial 1 million rights as part of the Company Performance LTI and 1.1 million rights as part of the Retention LTI.

In the case of the Retention LTI, one third of the rights vested on February 22, 2013 and each of the remaining two thirds will vest on February 22, 2014 and February 22, 2015, on condition that Mr. Marchionne remains Chairman of CNH Industrial.

Under the terms of the Long Term Incentive Plan, the rights to the Company Performance LTI will vest on condition that predetermined financial performance targets for the period from January 1, 2012 to December 31, 2014 are met and on condition that the beneficiary remains in office up to the date of approval of the consolidated financial statements at December 31, 2014 by the Board of Directors; the rights will become exercisable and may be exercised in a single installment subsequent to the date of approval of the consolidated financial statements at December 31, 2014 by the Board of Directors.

The two awards will be settled by issuing new shares.

On October 31, 2013, upon recommendation of the Compensation Committee, the Board of Directors of CNH Industrial resolved to consider the performance conditions met for the Chairman’s Company performance share units (“PSU”s). The units will vest February 1, 2015. This modification did not result in any additional compensation expenses.

At December 31, 2013, the contractual terms of the Long Term Incentive Plan were therefore as follows:

Plan	Beneficiary	Number of shares	Vesting date		Vesting portion
Company Performance LTI	Chairman	1,000,000	February 1, 2015		1,000,000
Retention LTI	Chairman	1,100,000	February 22, 2013	(*)	366,667
			February 22, 2014	(*)	366,667
			February 22, 2015		366,666

(*)	As of February 27, 2014 the beneficiary has not exercised his rights with respect to the restricted share units vested.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table reflects share activity under the Company Performance LTI for the year ended December 31, 2013:

	2013
	Number of Shares	Grant-Date Fair Value (in €)
Nonvested at beginning of year	1,000,000	€7.795
Granted	—	€—
Forfeited	—	€—
Vested	—	€—

Nonvested at end of year	1,000,000	€7.795

The following table reflects share activity under the Retention LTI for the year ended December 31, 2013:

	2013
	Number of Shares		Grant-Date Fair Value (in €)
Nonvested at beginning of year	1,100,000		€7.795
Granted	—		€—
Forfeited	—		€—
Vested	(366.667	)(a)	€7.795

Nonvested at end of year	733,333		€7.795

(a)	As of February 27, 2014 the beneficiary has not exercised his rights with respect to the restricted share units vested.

The fair value of these awards was based on the market value of Fiat Industrial’s common shares on the date of the grant.

Additional Share-Based Compensation Information

The table below provides additional share-based compensation information for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
	(in millions)
Total intrinsic value of options exercised	$30	$45	$28
Fair value of shares vested	$50	$7	$3
Cash received from share award exercises	$63	$68	$31
Tax benefit of options exercised and shares vested	$3	$3	$3

Note 17: Earnings per Share

The Company’s basic earnings per share (“EPS”) is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. For 2013, net income available to common shareholders included the impact from the acquisition of the CNH Global’s noncontrolling interest on September 29, 2013. Accordingly, newly issued CNH Industrial common shares were weighted for the period of three months when they were outstanding in 2013. The basic EPS for 2012 and 2011 reflected the net income and weighted-average number of all classes of shares outstanding of Fiat Industrial.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The diluted EPS takes into consideration potential common share outstanding when inclusion is not anti-dilutive. The effect of dilutive securities is calculated using the treasury stock method.

In connection with the Mergers, CNH Industrial assumed the sponsorship of the share-based payment awards pursuant to which shares of Fiat Industrial or CNH Global were to be issued. The diluted weighted-average number of common shares outstanding for 2013 was determined by including the potential common shares from these equity awards pro-rated for the three-month period when they were outstanding. Before the mergers, Fiat Industrial did not have any equity instruments with potential dilutive effect.

The following table sets forth the computation of basic EPS and diluted EPS for the years ended December 31, 2013 and 2012.

	2013	2012
	(in millions, except per share data)
Basic:
Net income attributable to CNH Industrial	$678	$757

Weighted average common shares outstanding—basic	1,255	1,223

Basic earnings per share	$0.54	$0.62

Diluted:
Net income attributable to CNH Industrial	$678	$757

Weighted average common shares outstanding—basic	1,255	1,223
Effect of dilutive securities (when dilutive):
Stock Compensation Plans	2	—

Weighted average common shares outstanding—diluted	1,257	1,223

Diluted earnings per share	$0.54	$0.62

For the year ended December 31, 2011, Fiat Industrial had three classes of shares: common shares, preference shares and savings shares, all of which participate in undistributed earnings. On May 21, 2012, following the resolution adopted by shareholders in an extraordinary general meeting held on April 5, 2012, the procedure commenced for the mandatory conversion of all the 103,292,310 preference shares and 79,912,800 savings shares of Fiat Industrial S.p.A. into 130,241,397 of Fiat Industrial’s ordinary shares having the same features as the outstanding ordinary shares, with enjoyment rights from January 1, 2012, using a ratio of 0.700 for the preference shares and 0.725 for the savings shares. For the purpose of EPS calculation, net income attributable to controlling interest for 2011 was allocated to each class of shares based on their contractual participation rights to share in the current earnings as if all of the earnings for the period had been distributed in accordance with the two-class method. The following table sets forth the computation of basic and diluted net income per share under the two-class method for the year ended December 31, 2011.

	Common shares	Preference shares	Savings shares	Total
	(in millions, except per share data)
Basic and Diluted:
Net income attributable to controlling interest.	$462	$44	$39	$545

Weighted average shares outstanding—basic and diluted	1,092	103	80	1,275

Basic and diluted earnings per share	$0.42	$0.42	$0.49

Fiat Industrial S.p.A. had no transactions which could have a dilutive effect in 2011.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 18: Accumulated Other Comprehensive Income (Loss)

The Company’s share of comprehensive income (loss) includes net income plus other comprehensive income, which includes changes in fair value of certain derivatives designated as cash flow hedges, certain changes in pension and other retirement benefit plans, foreign currency translations gains and losses, changes in the fair value of available-for-sale securities, the Company’s share of other comprehensive income of entities accounted for using the equity method, and reclassifications for amounts included in net income less net income and other comprehensive income attributable to the noncontrolling interest. For more information on our derivative instruments, see “Note 14: Financial Instruments”. For more information on our pensions and retirement benefit obligations, see “Note 11: Employee Benefit Plans and Postretirement Benefits”. The Company’s other comprehensive income (loss) amounts are aggregated within accumulated other comprehensive income (loss). The tax effect for each component of other comprehensive income (loss) consisted of the following:

Year ended December 31, 2013	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$134	$(40)	$94
Changes in retirement plans’ funded status	197	(110)	87
Foreign currency translation	(510)	—	(510)
Unrealized gain (loss) on available for sale securities	(2)	1	(1)
Share of other comprehensive income of entities using the equity method	(23)	—	(23)

Other comprehensive income (loss)	$(204)	$(149)	$(353)

Year ended December 31, 2012	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$54	$(12)	$42
Changes in retirement plans’ funded status	(242)	23	(219)
Foreign currency translation	(185)	—	(185)
Unrealized gain (loss) on available for sale securities	(2)	1	(1)
Share of other comprehensive income of entities using the equity method	(59)	—	(59)

Other comprehensive income (loss)	$(434)	$12	$(422)

Year ended December 31, 2011	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(63)	$10	$(53)
Changes in retirement plans’ funded status	(87)	19	(68)
Foreign currency translation	(265)	—	(265)
Unrealized gain (loss) on available for sale securities	(10)	4	(6)
Share of other comprehensive income of entities using the equity method	(12)	—	(12)

Other comprehensive income (loss)	$(437)	$33	$(404)

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following:

	Unrealized gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Unrealized gain (Loss) on Available For Sale Securities	Share of Other Comprehensive Income of Entities Using the Equity Method	Total
Balance, December 31, 2010	$(31)	$(562)	$332	$8	$70	$(183)
Other comprehensive income (loss)¹	(48)	(58)	(225)	(5)	(10)	(346)

Balance, December 31, 2011	(79)	(620)	107	3	60	(529)
Other comprehensive income (loss)¹	38	(190)	(177)	(1)	(52)	(382)

Balance, December 31, 2012	(41)	(810)	(70)	2	8	(911)

Other comprehensive income (loss), before reclassifications	144	53	(492)	—	(20)	(315)
Amounts reclassified from other comprehensive income (loss)	(55)	38	—	(2)	—	(19)

Other comprehensive income (loss)¹	89	91	(492)	(2)	(20)	(334)
Purchase of noncontrolling interest	1	(107)	(12)	—	(10)	(128)

Balance, December 31, 2013	$49	$(826)	$(574)	$—	$(22)	$(1,373)

¹	Excluded from the table above is other comprehensive income (loss) allocated to noncontrolling interests of $(19), $(40) and $(58) for the years ended December 31, 2013, 2012 and 2011, respectively.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in 2013 consisted of the following:

	Amount reclassified from other comprehensive income (loss)	Consolidated Statement of Operations line
	(in millions)
Cash flow hedges	$(15)	Net sales
	(7)	Cost of goods sold
	(59)	Other, net
	14	Interest expense
	12	Income taxes

	$(55)

Change in retirement plans’ funded status:
Amortization of actuarial losses	$95	*
Amortization of prior service cost	(9)	*
	(48)	Income taxes

	$38

Available-for-sale securities	$(3)	Other, net
	1	Income taxes

	$(2)

Total reclassifications, net of tax	$(19)

*	These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 11: Employee Benefit Plans and Postretirement Benefits” for addition information.

Note 19: Segment Reporting

The operating segments through which the Company manages its operations are based on the internal reporting used by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by the Company.

Following the Merger between Fiat Industrial and CNH Global, the Company has realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, (ii) Construction Equipment, (iii) Commercial Vehicles, (iv) Powertrain, and (v) Financial Services. Segment information for prior years has been recast to conform to the current year’s presentation.

CNH Industrial has the following five operating segments:

Agricultural Equipment which designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Construction Equipment which designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, telehandlers and trenchers. Construction equipment is sold under the New Holland Construction and Case Construction brands.

Commercial Vehicles which designs, produces and sells a full range of light, medium and heavy vehicles for the transportation and distribution of goods through the Iveco brand, commuter buses and touring coaches through the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment through Iveco Astra, and firefighting vehicles through the Magirus brand and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

Powertrain which designs, manufactures and offers a range of propulsion and transmission systems for on- and off-road applications, as well as engines for marine application and power generation through FPT Industrial brand.

Financial Services which offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

The CODM assessed the performance of the operating segments mainly on the basis of trading profit/(loss), earned by those segments, prepared in accordance with IFRS. Trading profit, which is a non-GAAP measure, is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, and noncontrolling interests.

A reconciliation from consolidated trading profit under IFRS to income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP for the years ended December 31, 2013, 2012 and 2011 are provided below.

	Years Ended December 31,
	2013	2012	2011
	(in millions)
Trading profit under IFRS	$2,637	$2,650	$2,353
Adjustments/reclassifications to convert from trading profit to U.S. GAAP income before income taxes and equity in income of unconsolidated subsidiaries:
Accounting for development costs	(443)	(429)	(330)
Restructuring	(71)	(231)	(131)
Interest expenses of Industrial Activities, net of interest income and eliminations	(548)	(515)	(640)
Other	(201)	(128)	(72)

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$1,374	$1,347	$1,180

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment Information

The following summarizes trading profit under IFRS by reportable segment:

	Years Ended December 31,
	2013	2012	2011
	(in millions)
Agricultural Equipment	$1,949	$1,609	$1,262
Construction Equipment	(109)	(39)	27
Commercial Vehicles	145	647	899
Powertrain	210	181	148
Other Activities and Adjustments	(76)	(125)	(90)

Total Trading profit of Industrial Activities under IFRS	$2,119	$2,273	$2,246
Financial Services	518	377	107

Trading profit under IFRS	$2,637	$2,650	$2,353

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of additional operating segment information, compiled under IFRS, as of and for the years ended December 31, 2013, 2012 and 2011 is as follows:

	Years Ended December 31,
	2013	2012	2011
	(in millions)
Revenues:
Agricultural Equipment	$16,763	$15,657	$14,183
Construction Equipment	3,258	3,770	3,876
Commercial Vehicles	11,447	11,221	13,148
Powertrain	4,423	3,769	4,482
Other Activities & Adjustments	(3,050)	(2,706)	(3,269)

Net revenues of Industrial Activities under IFRS	32,841	31,711	32,420
Financial Services	1,950	1,938	1,820
Other Activities & Adjustments	(560)	(521)	(431)

Net revenues under IFRS	34,231	33,128	33,809
Difference, principally classification proceeds from the final sale of equipment sold under buy-back commitment or leased, net of finance income of Industrial Activities	(395)	(327)	(329)

Revenues under U.S. GAAP	$33,836	$32,801	$33,480

Depreciation and Amortization (*):
Agricultural Equipment	$392	$332	$302
Construction Equipment	114	114	101
Commercial Vehicles	283	281	324
Powertrain	208	196	202
Other activities & adjustments	(3)	(3)	(5)

Depreciation and amortization of Industrial Activities under IFRS	994	920	924
Financial Services	3	4	3
Depreciation and amortization under IFRS	997	924	927
Difference, principally amortization of development costs capitalized under IFRS	(307)	(247)	(218)

Depreciation and amortization under U.S. GAAP	$690	$677	$709

Expenditures for long-lived assets *:
Agricultural Equipment	$879	$808	$531
Construction Equipment	157	162	155
Commercial Vehicles	732	561	477
Powertrain	210	194	216
Other Activities	1	1	1

Expenditures for long-lived assets of Industrial Activities under IFRS	1,979	1,726	1,380
Financial Services	6	7	2

Expenditures for long-lived assets under IFRS	1,985	1,733	1,382
Difference, development costs capitalized under IFRS	(758)	(685)	(562)

Expenditures for long-lived assets under U.S. GAAP	$1,227	$1,048	$820

*	Excluding assets sold with buy-back commitments and equipment on operating leases

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	December 31,
	2013	2012
	(in millions)
Total assets:
Agricultural Equipment	$9,207	$8,206
Construction Equipment	2,688	2,573
Commercial Vehicles	9,902	8,766
Powertrain	2,815	2,521
Other activities	7,538	10,339
Unallocated items & adjustments	(8,595)	(11,227)

Total identifiable assets of Industrial Activities under IFRS	23,555	21,178
Financial Services	28,616	25,891
Unallocated items & adjustments	(2,217)	(2,072)

Total identifiable assets under IFRS	49,954	44,997
Tax assets**	2,020	2,019
Treasury assets***	4,488	4,257

Total assets under IFRS	56,462	51,273
Difference, principally development costs capitalized under IFRS	(2,619)	(2,308)

Total assets under U.S. GAAP	$53,843	$48,965

Investments in unconsolidated subsidiaries and affiliates:
Agricultural Equipment	$251	$248
Construction Equipment	1	1
Commercial Vehicles	312	264
Powertrain	5	5
Unallocated items & adjustments	(17)	(14)

Investments in unconsolidated subsidiaries and affiliates of Industrial Activities under IFRS	552	504
Financial Services	129	116

Investments in unconsolidated subsidiaries and affiliates under IFRS	681	620
Difference, development costs capitalized under IFRS	(36)	(26)

Investments in unconsolidated subsidiaries and affiliates under U.S. GAAP	$645	$594

**	Includes deferred tax assets and direct tax receivables
***	Includes cash and cash equivalents, financing receivables, securities and derivative assets of Industrial Activities.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Geographic Information

CNH Industrial has its registered office in Basildon, U.K. Revenues earned in the U.K. from external customers were $993 million, $962 million and $988 million for the years ended December 31, 2013, 2012 and 2011, respectively. Revenues earned in the rest of the world from external customers were $32,843 million, $31,839 million and $32,492 million for the years ended December 31, 2013, 2012 and 2011, respectively. The following highlights revenues earned from external customers in the rest of the world by destination:

	2013	2012	2011
	(in million)
United States	$7,687	$7,408	$6,612
Brazil	4,750	3,853	4,637
France	3,030	2,733	2,968
Italy	2,688	2,624	3,438
Germany	1,677	1,600	1,705
Canada	1,687	1,779	1,546
Australia	1,015	1,227	1,148
Argentina	937	718	757
Spain	666	665	897
Poland	504	578	531
Other	8,202	8,654	8,253

Total revenues from external customers in the rest of world	$32,843	$31,839	$32,492

Total long-lived tangible and intangible assets located in the U.K. were $223 million and $215 million at December 31, 2013 and 2012, respectively, and the total of such assets located in the rest of the world totaled $11,240 million and $10,050 million at December 31, 2013 and 2012, respectively. The following highlights long-lived tangible and intangible assets by geographic in the rest of the world:

	At December 31,
	2013	2012
	($ million)
United States	$4,474	$4,175
Italy	1,974	1,572
France	899	842
Spain	564	503
Germany	850	778
Brazil	523	540
Canada	465	459
China	246	175
Other	1,245	1,006

Total long-lived assets in the rest of the world	$11,240	$10,050

In 2013, 2012 and 2011, no single external customer of CNH Industrial accounted for 10 per cent or more of consolidated revenues.

Note 20: IFRS to US GAAP Reconciliation

CNH Industrial has prepared its consolidated financial statements in this annual report on Form 20-F in accordance with U.S. GAAP. However, CNH Industrial’s predecessor, Fiat Industrial had prepared financial

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

statements in accordance with IFRS, which statements were included in CNH Industrial’s registration statement on Form F-4 in accordance with the Merger and the listing of CNH Industrial’s shares on the New York Stock Exchange. CNH Industrial also prepared the consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 in accordance with the IFRS to meet the requirements of European laws for companies listed in Europe, as well as those of Dutch corporate law. Additionally, financial information gathered for the Company’s internal management reporting has been historically prepared in accordance with IFRS.

IFRS differs in certain significant respects from U.S. GAAP. In order to help readers understand the difference between the Company’s two sets of financial statements, CNH Industrial has provided, on a voluntary basis, a reconciliation from IFRS to U.S. GAAP as follows:

Reconciliation of Profit

			Years ended December 31,
	Note		2013	2012	2011
			(in millions)
Profit in accordance with IFRS			$1,218	$1,162	$977
Adjustments to conform with U.S. GAAP:
Development costs, net	(a	)	(443)	(429)	(330)
Goodwill and other intangible assets	(b	)	(8)	(9)	(8)
Defined benefit plans	(c	)	(16)	(6)	(20)
Restructuring provisions	(d	)	(17)	(18)	—
Other adjustments	(e	)	(19)	21	22
Tax impact on adjustments	(f	)	158	132	113
Deferred tax assets and tax contingencies recognition	(g	)	(45)	23	(115)

Total adjustments			(390)	(286)	(338)

Net income in accordance with U.S. GAAP			$828	$876	$639

Reconciliation of Total Equity

			As of December 31,
	Note		2013	2012
			(in millions)
Total Equity in accordance with IFRS			$7,662	$7,093
Adjustments to conform with U.S. GAAP:
Development costs, net	(a	)	(2,862)	(2,361)
Goodwill and other intangible assets	(b	)	130	142
Defined benefit plans	(c	)	29	(11)
Restructuring provisions	(d	)	6	22
Other adjustments	(e	)	15	26
Tax impact on adjustments	(f	)	773	638
Deferred tax assets and tax contingencies recognition	(g	)	(798)	(724)

Total adjustments			(2,707)	(2,268)

Total Equity in accordance with U.S. GAAP			$4,955	$4,825

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Description of reconciling items

Reconciling items presented in the tables above are described as follows:

(a)	Development costs

Under IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under IFRS, have been reversed under U.S. GAAP. In 2013, under IFRS the Company capitalized $759 million ($685 million in 2012 and $556 million in 2011) of development costs and amortized $316 million ($256 million in 2012 and $226 million in 2011) of previously capitalized development costs that were reversed under U.S. GAAP (no impairment charges and no result on disposal were recorded in 2013, 2012 and 2011).

(b)	Goodwill and other intangible assets

Goodwill is not amortized but rather tested for impairment at least annually under both IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Company’s two sets of financial statements is primarily due to the different times when IFRS and ASC 350—Intangibles—Goodwill and Other, were adopted. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years. CNH Industrial transitioned to IFRS on January 1, 2004. Prior to the adoption of IFRS, goodwill was recorded as an intangible asset and amortized on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. In addition, IFRS and U.S. GAAP differ in the determination of the goodwill impairment amount, if any goodwill impairment needs to be recognized. However, no difference arose as no goodwill impairment was required in 2013, 2012 and 2011.

(c)	Defined benefit plans

The differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between IFRS and U.S. GAAP. Under IFRS, gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any asset ceiling restriction). Under U.S. GAAP, gains and losses are deferred through use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.

(d)	Restructuring provisions

The principal difference between IFRS and U.S. GAAP with respect to accruing for restructuring costs is that IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37—Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Company has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Company’s restructuring activities.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(e)	Other adjustments

Other adjustments refer to differences that are not individually material for the Company and are therefore shown as a combined total.

(f)	Tax impact on adjustments

This item includes the tax effects of adjustments from (a) to (e) and mainly refers to development costs.

(g)	Deferred tax assets and tax contingencies recognition

The Company’s policy for accounting for deferred income taxes under U.S. GAAP is described in “Note 2: Summary of Significant Accounting Policies”. This policy is similar to IFRS which states that deferred tax assets shall be recognized for the carry forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. The most significant accounting difference between U.S. GAAP and IFRS relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between U.S. GAAP and IFRS for financial reporting purposes. This adjustment relates primarily to deferred tax asset valuation allowances which have been established for U.S. GAAP purposes in certain foreign jurisdictions with U.S. GAAP pretax book losses in recent years higher than those recorded for IFRS purposes.

Note 21: Related Party Information

CNH Industrial’s related parties are primarily Exor S.p.A. and the companies belonging to the Exor group of companies, including Fiat Group. As of December 31, 2013, Exor S.p.A. held 40.22% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates, over which CNH Industrial has significant influence or joint control.

For material related party transactions involving the purchase of goods and services, CNH Industrial generally solicits and evaluates bid proposals prior to entering into any such transactions. The Company’s Audit Committee conducts a review to determine that all related party transactions are on what the Committee believes to be arm’s-length terms.

Transactions with the Fiat Group and Exor

In connection with the Demerger, Fiat and Fiat Industrial entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the various service provider subsidiaries of such entities provide services (such as purchasing, tax, accounting and other back office services, security and training) to the various service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In letter which may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. In 2011, various entities of CNH Industrial approved the MSA and the applicable related Opt-In letters. Subsidiaries of the Fiat Group provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

equipment, security, research and development, information systems and training under the terms and conditions of the MSA and the applicable Opt-in Letters.

On October 20, 2011, CNH Global pre-merger acquired Fiat Switzerland SA from Fiat for $19 million. As the purchase price approximated the equity of the acquired company, this transaction did not significantly impact the Company’s financial position.

During 2012, CNH America LLC (now known as CNH Industrial America LLC) pre-merger entered into an aircraft operating lease agreement with Chrysler Group LLC in which CNH Industrial America LLC leases an aircraft to Chrysler Group LLC with an initial term of two years and annual rent of approximately $1.3 million.

During 2012, Fiat India Private Limited (“FIPL”) lost its Indian Supreme Court case regarding the proper amount of excise duty imposed on the valuation of motor vehicles for the period April 1998 through June 2001. As the successor company of the amalgamation, New Holland Fiat (India) Pvt. Ltd. (“NHFIPL”) is liable for the payment of the $59 million excise duty. Although the Indian Supreme Court did not rule on interest, the Indian Excise Department has demanded interest, which was not quantified in the demand letter (but which could aggregate to as much as approximately $128 million). Since this liability pertains to the period prior to the amalgamation, the indemnification clause in the Merger Agreement signed on February 22, 2008 requires Fiat Group Automobiles S.p.A. (“FGA”) to fully reimburse CNH Asian Holdings (or NHFIPL) for this excise duty and any interest related thereto. The Company had recorded the excise duty accrual and related indemnification receivable from FGA within other liabilities and other assets, respectively. The interest would also be indemnified by FGA and, therefore, would not have any net impact to the consolidated statements of operations or cash flows for the Company. As of December 31, 2012 the remaining balance of both excise duty accrual and related indemnification receivable from FGA amounted to $45 million. The accrual and receivable were settled in 2013.

Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from, the Fiat Group subsidiaries.

These transactions with the Fiat Group are reflected on our consolidated statements of operations as follows:

	2013	2012	2011
	(in millions)
Net sales	$904	$818	$1,159

Cost of goods sold	$631	$561	$578

Selling, general and administrative expenses	$275	$278	$306

	12/31/2013	12/31/2012
	(in millions)
Trade receivables	$36	$73

Trade payables	$178	$179

Exor is a major investment holding company in Europe. Among other things, Exor manages a portfolio that includes investments in Fiat and Cushman & Wakefield, Inc. CNH Industrial purchases real estate services from Cushman & Wakefield. The related transaction amounts were insignificant for the years ended December 31, 2013, 2012 and 2011.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transactions with the unconsolidated subsidiaries and affiliates

CNH Industrial sells commercial vehicles, agricultural equipment, and construction equipment, and provides technical services to unconsolidated subsidiaries and affiliates such as Iveco Oto Melara Societa consortile, CNH de Mexico SA de CV, Turk Traktor re Ziraat Makineteri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from unconsolidated subsidiaries and affiliates, such as Turk Traktor re Ziraat Makineteri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	2013	2012	2011
	(in millions)
Net sales	$718	$747	$1,010

Cost of goods sold	$505	$653	$539

	12/31/2013	12/31/2012
	(in millions)
Trade receivables	$83	$120

Trade payables	$162	$149

At December 31, 2013 and 2012, CNH Industrial had pledged guarantees on commitments of the joint venture Iveco—Oto Melara Società consortile for an amount of $272 million and $284 million, respectively.

Transactions with other related parties

For the years ended December 31, 2013, 2012 and 2011, the Company’s cost of goods sold includes $25 million, $46 million and $56 million, respectively, related to purchases of components from the Brembo Group which is controlled by Alberto Bombassei, a member of the Fiat Industrial Board of Directors until September 30, 2013.

Note 22: Supplemental Information

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH Industrial. This supplemental information does not purport to represent the operations of each group as if each group were to operate on a standalone basis. For example, Industrial Activities presents the cost of “interest free” periods for wholesale receivables as Interest Compensation to Financial Services, and not as a reduction of sales in their Statements of Operations. This supplemental data is as follows:

Industrial Activities—The financial information captioned “Industrial Activities” reflects the consolidation of all majority-owned subsidiaries except for Financial Services business. Financial Services business has been included using the equity method of accounting whereby the net income and net assets of Financial Services business are reflected, respectively, in “Equity in income of unconsolidated subsidiaries and affiliates” in the accompanying consolidated statements of operations, and in “Investment in Financial Services” in the accompanying consolidated balance sheets.

Financial Services—The financial information captioned “Financial Services” reflects the consolidation or combination of Financial Services business.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transactions between the “Industrial Activities” and “Financial Services” have been eliminated to arrive at the consolidated financial statements.

	Statement of Operations
	Industrial Activities			Financial Services
	2013	2012	2011	2013	2012	2011
	(in millions, except share data)
Revenues
Net sales	$32,661	$31,566	$32,241	$—	$—	$—
Finance and interest income	271	268	291	1,679	1,698	1,564

Total Revenues	$32,932	$31,834	$32,532	$1,679	$1,698	$1,564

Costs and Expenses
Cost of goods sold	$26,580	$25,606	$26,287	$—	$—	$—
Selling, general & administrative expenses	2,764	2,604	2,597	330	432	617
Research and development expenses	1,222	1,129	1,026	—	—	—
Restructuring expenses	71	231	131	—	—	—
Interest expense	799	763	885	658	700	648
Interest compensation to Financial Services	352	344	334	—	—	—
Other, net	251	195	218	210	181	173

Total Costs and Expenses	32,039	30,872	31,478	1,198	1,313	1,438

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	893	962	1,054	481	385	126
Income taxes	518	401	538	153	163	114
Equity income of unconsolidated subsidiaries and affiliates	110	80	110	15	13	1
Results from intersegment investments	343	235	13	(1)	—	3

Net Income	$828	$876	$639	$342	$235	$16

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Balance Sheets
	Industrial Activities		Financial Services
	2013	2012	2013	2012
	(in millions, except share data)
ASSETS
Cash and cash equivalents	$4,010	$3,890	$1,557	$1,309
Restricted cash	—	—	922	885
Trade receivables	1,338	1,821	88	157
Financing receivables	5,826	6,189	23,640	21,508
Inventories, net	7,314	6,144	96	116
Property, plant and equipment, net	7,085	6,149	5	5
Investments in unconsolidated subsidiaries and affiliates	3,049	3,039	129	116
Equipment under operating leases	34	36	1,025	785
Goodwill	2,340	2,343	164	167
Other Intangible assets, net	796	768	14	12
Deferred tax assets	1,437	1,290	242	239
Derivative assets	254	160	10	3
Other assets	1,884	1,690	1,040	856

TOTAL ASSETS	$35,367	$33,519	$28,932	$26,158

LIABILITIES AND EQUITY
Debt	$11,948	$12,032	$25,408	$22,678
Trade payables	7,162	6,239	273	234
Deferred tax liabilities	225	78	160	132
Pension, postretirement and other post employment benefits	2,419	2,553	8	11
Derivative liability	78	103	19	29
Other liabilities	8,568	7,682	531	513

TOTAL LIABILITIES	$30,400	$28,687	$26,399	$23,597

Equity	4,967	4,832	2,533	2,561

TOTAL EQUITY AND LIABILITIES	$35,367	$33,519	$28,932	$26,158

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Cash Flow Statements
	Industrial Activities			Financial Services
	2013	2012	2011	2013	2012	2011
	(in millions)
Operating activities:
Net income	$828	$876	$639	$342	$235	$16
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	686	673	706	4	4	3
Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	286	229	195	127	133	119
Loss (gain) from disposal of assets	25	25	(34)	—	(3)	(12)
Undistributed income of unconsolidated subsidiaries	(108)	(151)	31	(8)	(6)	3
Other non cash items	72	180	118	124	218	420
Changes in operating assets and liabilities:
Provisions	104	72	248	3	7	1
Deferred income taxes	(62)	(22)	129	3	12	28
Trade and financing receivables related to sales, net	306	85	452	(943)	(1,149)	(1,170)
Inventories, net	(1,225)	(103)	(1,322)	20	—	32
Trade payables	903	(255)	1,322	39	6	(44)
Other assets and liabilities	395	(29)	249	(129)	(128)	118

Net cash provided (used) by operating activities	2,210	1,580	2,733	(418)	(671)	(486)

Investing activities:
Additions to retail receivables	—	—	—	(7,511)	(7,048)	(6,797)
Collections of retail receivables	—	—	—	6,043	6,175	6,325
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	7	99	15	—	32	—
Proceeds from sale of assets under operating leases and assets sold under buy-back commitments	194	181	304	272	231	235
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and sold under buy-back commitments	(1,220)	(1,042)	(818)	(7)	(6)	(2)
Expenditures for assets under operating lease and assets sold under buy-back commitments	(805)	(709)	(761)	(634)	(477)	(393)
Other	525	(2,334)	(340)	(663)	2,076	(322)

Net cash (used) provided by investing activities	(1,299)	(3,805)	(1,600)	(2,500)	983	(954)

Financing activities:
Proceeds from long-term debt	1,339	1,879	7,220	11,125	9,485	9,488
Payments of long-term debt	(2,049)	(660)	(464)	(7,939)	(8,845)	(6,848)
Net increase (decrease) in other financial liabilities	265	10	(5,452)	249	(667)	(1,116)
Dividends paid	(368)	(616)	(11)	(270)	(67)	(82)
Other	(6)	13	(2)	11	225	219

Net cash (used) provided by financing activities	(819)	626	1,291	3,176	131	1,661

Effect of foreign exchange rate changes on cash and cash equivalents	28	7	(281)	(10)	(7)	(19)

Increase (decrease) in cash and cash equivalents	120	(1,592)	2,143	248	436	202

Cash and cash equivalents, beginning of year	3,890	5,482	3,339	1,309	873	671

Cash and cash equivalents, end of year	$4,010	$3,890	$5,482	$1,557	$1,309	$873

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 23: Supplemental Condensed Consolidating Financial Information

CNH Industrial and certain 100% owned subsidiaries of CNH Industrial (the “Guarantor Subsidiaries”) guarantee the 7.875% Senior Notes issued by Case New Holland Industrial Inc. (formerly Case New Holland Inc.) in 2010. As the guarantees are fully unconditional, irrevocable and joint and several with all other guarantees and as the Guarantor Subsidiaries are all 100% owned by CNH Industrial, the Company has included the following condensed consolidating financial information as of December 31, 2013, and 2012 and for the three years ended December 31, 2013. The condensed consolidating financial information reflects investments in consolidated subsidiaries on the equity method of accounting. The goodwill and other intangible assets are allocated to reporting units and are primarily reported by the Guarantor Subsidiaries, except for the portion related to Financial Services which is reported by All Other Subsidiaries. It is not practicable to allocate goodwill and other intangibles to the individual Guarantor Subsidiaries and All Other Subsidiaries.

Prior to the merger, CNH Global was the parent company of Case New Holland Industrial Inc. In accordance with the merger terms, CNH Global, Fiat Industrial and Fiat Netherlands merged with and into CNH Industrial N.V., which succeeded to all of the assets and liabilities of the three companies. Subsequent to the merger, CNH Industrial is the parent company of Case New Holland Industrial Inc. For comparative purposes, the condensed financial statements for 2012 and 2011 have been reclassified to include CNH Global, Fiat Industrial and Fiat Netherlands as part of the parent entity (CNH Industrial).

In an effort to reduce the complexity of the Company’s legal structure and as a part of the Company’s tax planning strategies, CNH Industrial has actively eliminated and transferred legal entities. These transactions between entities under common control are accounted for at historical cost in accordance with existing accounting guidance. As a consequence, any material future transactions related to CNH Industrial’s legal entity rationalization activities and tax planning strategies may result in a retroactive restatement of the information contained in this note as these transactions are completed.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following condensed financial statements present CNH Industrial, Case New Holland Industrial Inc., the Guarantor Subsidiaries, and all other subsidiaries as of December 31, 2013, and 2012, and for the years ended December 31, 2013, 2012, and 2011.

	Condensed Statements of Operations For the Year Ended December 31, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total revenues	$56	$10	$15,714	$25,472	$(7,416)	$33,836
Cost and Expenses:
Cost of goods sold	—	—	12,647	20,615	(6,711)	26,551
Selling, general and administrative expenses	92	2	750	2,250	—	3,094
Research and development expenses	—	—	455	767	—	1,222
Restructuring expenses	—	—	1	70	—	71
Interest expense	173	262	136	1,124	(499)	1,196
Interest compensation to Financial Services	—	—	206	—	(206)	—
Other, net	395	1	(108)	40	—	328

	660	265	14,087	24,866	(7,416)	32,462
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(604)	(255)	1,627	606	—	1,374
Income taxes	41	(95)	372	353	—	671
Equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	1,322	1,056	355	601	(3,209)	125

Net income (loss)	677	896	1,610	854	(3,209)	828
Net income attributable to noncontrolling interests	—	—	—	151	—	151

Net income attributable to owners of the parent	$677	$896	$1,610	$703	$(3,209)	$677

	Condensed Statements of Comprehensive Income For the Year Ended December 31, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$343	$896	$1,807	$514	$(3,085)	$475
Comprehensive income attributable to noncontrolling interests	—	—	—	132	—	132

Comprehensive income (loss) attributable to parent	$343	$896	$1,807	$382	$(3,085)	$343

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Condensed Balance Sheets As of December 31, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$1	$—	$42	$5,524	$—	$5,567
Deposits in subsidiaries’ cash management pools	—	—	3,739	—	(3,739)	—
Receivables	72	1,242	5,934	35,328	(19,238)	23,338
Inventories, net	—	—	2,096	5,314	—	7,410
Property, plant and equipment, net	—	—	1,293	5,797	—	7,090
Equipment on operating leases	—	—	—	1,059	—	1,059
Investments in unconsolidated subsidiaries and affiliates	239	—	1	405	—	645
Investments in consolidated subsidiaries	10,937	6,288	1,967	1,589	(20,781)	—
Goodwill and intangibles	2	—	2,761	551	—	3,314
Other	147	29	1,500	4,846	(1,102)	5,420

Total Assets	$11,398	$7,559	$19,333	$60,413	$(44,860)	$53,843

Liabilities and equity:
Debt	$5,321	$4,872	$3,355	$35,775	$(19,457)	$29,866
Trade payables	23	98	3,085	7,612	(3,449)	7,369
Other liabilities	1,153	132	4,217	7,324	(1,173)	11,653
Total equity	4,901	2,457	8,676	9,702	(20,781)	4,955

Total Equity and Liabilities	$11,398	$7,559	$19,333	$60,413	$(44,860)	$53,843

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Condensed Statements of Cash Flow For the Year Ended December 31, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$677	$896	$1,610	$854	$(3,209)	$828
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	—	—	190	913	—	1,103
Other, net	(464)	(1,154)	1,101	(649)	757	(409)

Net cash provided (used) by operating activities	213	(258)	2,901	1,118	(2,452)	1,522

Investing activities:
Expenditures for property, plant and equipment, equipment on operating lease, equipment sold under a buy-back commitment and intangible assets	—	—	(235)	(2,431)	—	(2,666)
Net additions from retail receivables and related securitizations	—	—	—	(1,468)	—	(1,468)
(Deposits in) withdrawals from subsidiaries’ cash management pools	69	—	(842)	—	773	—
Other, net	(1,937)	—	(917)	81	3,119	346

Net cash (used) provided by investing activities	(1,868)	—	(1,994)	(3,818)	3,892	(3,788)

Financing Activities:
Net (decrease) increase in indebtedness	1,612	58	(310)	1,721	(91)	2,990
Dividends paid	(365)	—	(586)	(1,385)	1,968	(368)
Other, net	304	—	—	3,007	(3,317)	(6)

Net cash provided (used) by financing activities	1,551	58	(896)	3,343	(1,440)	2,616

Other, net	—	—	(1)	19	—	18

Increase (decrease) in cash and cash equivalents	(104)	(200)	10	662	—	368
Cash and cash equivalents, beginning of year	105	200	32	4,862	—	5,199

Cash and cash equivalents, end of year	$1	$—	$42	$5,524	$—	$5,567

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Condensed Statements of Operations For the Year Ended December 31, 2012
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total revenues	$101	$11	$15,365	$24,155	$(6,831)	$32,801
Cost and Expenses:
Cost of goods sold	—	—	12,543	19,197	(6,171)	25,569
Selling, general and administrative expenses	68	1	752	2,215	—	3,036
Research and development expenses	—	—	425	704	—	1,129
Restructuring expenses	—	—	—	231	—	231
Interest expense	147	280	116	1,128	(462)	1,209
Interest compensation to Financial Services	—	—	198	—	(198)	—
Other, net	36	—	235	9	—	280

	251	281	14,269	23,484	(6,831)	31,454
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(150)	(270)	1,096	671	—	1,347
Income taxes	20	(101)	281	364	—	564
Equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	926	682	453	256	(2,224)	93

Net income (loss)	756	513	1,268	563	(2,224)	876
Net income attributable to noncontrolling interests	—	—	—	120	—	120

Net income attributable to owners of the parent	$756	$513	$1,268	$443	$(2,224)	$756

	Condensed Statements of Comprehensive Income For the Year Ended December 31, 2012
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$374	$513	$1,223	$369	$(2,025)	$454
Comprehensive income attributable to noncontrolling interests	—	—	—	80	—	80

Comprehensive income (loss) attributable to parent	$374	$513	$1,223	$289	$(2,025)	$374

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Condensed Balance Sheets As of December 31, 2012
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$105	$200	$32	$4,862	$—	$5,199
Deposits in subsidiaries’ cash management pools	69	—	2,876	—	(2,945)	—
Receivables	2,191	796	5,192	32,692	(18,938)	21,933
Inventories, net	—	—	1,763	4,497	—	6,260
Property, plant and equipment, net	—	—	1,151	5,003	—	6,154
Equipment on operating leases	—	—	—	821	—	821
Investments in unconsolidated subsidiaries and affiliates	209	—	2	383	—	594
Investments in consolidated subsidiaries	6,716	5,081	2,546	1,010	(15,353)	—
Goodwill and intangibles	1	—	2,755	534	—	3,290
Other	195	164	1,364	3,973	(982)	4,714

Total Assets	$9,486	$6,241	$17,681	$53,775	$(38,218)	$48,965

Liabilities and equity:
Debt	$4,537	$4,841	$3,589	$33,533	$(19,448)	$27,052
Trade payables	14	4	2,491	6,259	(2,379)	6,389
Other liabilities	1,011	(13)	4,159	6,580	(1,038)	10,699
Total equity	3,924	1,409	7,442	7,403	(15,353)	4,825

Total Equity and Liabilities	$9,486	$6,241	$17,681	$53,775	$(38,218)	$48,965

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Condensed Statements of Cash Flow For the Year Ended December 31, 2012
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$756	$513	$1,268	$563	$(2,224)	$876
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	—	—	175	864	—	1,039
Other, net	(416)	(853)	(106)	(318)	620	(1,073)

Net cash provided (used) by operating activities	340	(340)	1,337	1,109	(1,604)	842

Investing activities:
Expenditures for property, plant and equipment, equipment on operating lease, equipment sold under a buy-back commitment and intangible assets	—	—	(259)	(1,975)	—	(2,234)
Net additions from retail receivables and related securitizations	—	—	—	(873)	—	(873)
(Deposits in) withdrawals from subsidiaries’ cash management pools	344	—	266	—	(610)	—
Other, net	(696)	—	(387)	156	1,437	510

Net cash (used) provided by investing activities	(352)	—	(380)	(2,692)	827	(2,597)

Financing Activities:
Net (decrease) increase in indebtedness	12	538	(761)	462	951	1,202
Dividends paid	(567)	—	(257)	(399)	607	(616)
Other, net	70	2	—	722	(781)	13

Net cash provided (used) by financing activities	(485)	540	(1,018)	785	777	599

Other, net	—	—	1	(1)	—	—

Increase (decrease) in cash and cash equivalents	(497)	200	(60)	(799)	—	(1,156)
Cash and cash equivalents, beginning of year	602	—	92	5,661	—	6,355

Cash and cash equivalents, end of year	$105	$200	$32	$4,862	$—	$5,199

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Condensed Statements of Operations For the Year Ended December 31, 2011
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total revenues	$59	$43	$13,739	$25,843	$(6,204)	$33,480
Cost and Expenses:
Cost of goods sold	—	—	11,364	20,527	(5,621)	26,270
Selling, general and administrative expenses	53	2	687	2,472	—	3,214
Research and development expenses	—	—	334	692	—	1,026
Restructuring expenses	—	—	(2)	133	—	131
Interest expense	227	209	141	1,137	(390)	1,324
Interest compensation to Financial Services	—	—	193	—	(193)	—
Other, net	(9)	—	185	159	—	335

	271	211	12,902	25,120	(6,204)	32,300
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(212)	(168)	837	723	—	1,180
Income taxes	(37)	(67)	195	561	—	652
Equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	720	621	428	188	(1,846)	111

Net income (loss)	545	520	1,070	350	(1,846)	639
Net income attributable to noncontrolling interests	—	—	—	94	—	94

Net income attributable to owners of the parent	$545	$520	$1,070	$256	$(1,846)	$545

	Condensed Statements of Comprehensive Income For the Year Ended December 31, 2011
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$199	$520	$922	$(82)	$(1,324)	$235
Comprehensive income attributable to noncontrolling interests	—	—	—	36	—	36

Comprehensive income (loss) attributable to parent	$199	$520	$922	$(118)	$(1,324)	$199

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Condensed Statements of Cash Flow For the Year Ended December 31, 2011
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$545	$520	$1,070	$350	$(1,846)	$639
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	—	—	175	848	—	1,023
Other, net	818	(872)	627	1,365	(1,435)	503

Net cash provided (used) by operating activities	1,363	(352)	1,872	2,563	(3,281)	2,165

Investing activities:
Expenditures for property, plant and equipment, equipment on operating lease, equipment sold under a buy—back commitment and intangible assets	—	—	(194)	(1,780)	—	(1,974)
Net additions from retail receivables and related securitizations	—	—	—	(472)	—	(472)
(Deposits in) withdrawals from subsidiaries’ cash management pools	(393)	—	(1,832)	—	2,225	—
Other, net	1,139	—	(454)	425	(999)	111

Net cash (used) provided by investing activities	746	—	(2,480)	(1,827)	1,226	(2,335)

Financing Activities:
Net (decrease) increase in indebtedness	(2,642)	259	1	1,761	3,449	2,828
Dividends paid	—	(799)	(354)	(457)	1,599	(11)
Other, net	34	—	897	2,060	(2,993)	(2)

Net cash provided (used) by financing activities	(2,608)	(540)	544	3,364	2,055	2,815

Other, net	—	—	—	(300)	—	(300)

Increase (decrease) in cash and cash equivalents	(499)	(892)	(64)	3,800	—	2,345
Cash and cash equivalents, beginning of year	1,101	892	156	1,861	—	4,010

Cash and cash equivalents, end of year	$602	$—	$92	$5,661	$—	$6,355

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 24: Subsequent Events

On January 28, 2014, CNH Industrial and BNP Paribas Leasing Solutions, the two shareholders of CNH Industrial Capital Europe, agreed on the extension of the joint-venture services to CNH Industrial Trucks and Commercial Vehicles businesses in Italy, Germany, France, the United Kingdom and other major European markets. As a result of this increase in scope, CNH Industrial Capital Europe is now the captive finance company for all the current CNH Industrial businesses in major European countries.

On March 18, 2014, CNH Industrial closed its offering of €1 billion in principal amount of 2.75% notes due March 2019, which was priced on March 13, 2014. The notes have been issued by CNH Industrial Finance Europe S.A., a wholly-owned subsidiary of CNH Industrial N.V., under the Global Medium Term Note Programme guaranteed by CNH Industrial N.V.

Based on recent changes to the way Venezuela’s exchange rate mechanism operates, CNH Industrial is changing the bolivar fuerte (“Bs.F.”) rate used to re-measure its Venezuelan Iveco truck and bus business operations financial statements in U.S. dollars. Effective March 31, 2014, CNH Industrial has started to use the exchange rate determined by U.S. dollar auctions conducted under Venezuela’s Complementary System of Foreign Currency Administration (SICAD I). From this date CNH Industrial is using an exchange rate of 10.7 Bs.F. to the U.S. dollar compared with the previously used Official Exchange Rate of 6.3 Bs.F. to the U.S. dollar. As a result, CNH Industrial expects to record a pre-tax re-measurement charge of approximately $64 million in the first quarter of 2014.

Additionally, in April 2014, Commercial Vehicles announced it was temporarily suspending its manufacturing operations in Venezuela effectively immediately, due to the continuing currency crisis which has caused difficulties for Venezuelan industry in the importation of key components and materials.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNH INDUSTRIAL N.V. (Registrant)

/s/ MASSIMILIANO CHIARA
Massimiliano Chiara Chief Financial Officer

Dated: April 25, 2014

INDEX TO EXHIBITS

Exhibit	Description

1.1	Articles of Association of CNH Industrial N.V., dated September 29, 2013.

1.2	Regulations of the Board of Directors of CNH Industrial N.V. dated September 9, 2013.

There have not been filed as exhibits to this Form 20-F certain long-term debt instruments, none of which relates to indebtedness that exceeds 10% of the consolidated assets of CNH Industrial N.V. CNH Industrial N.V. agrees to furnish the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of CNH Industrial N.V. and its consolidated subsidiaries.

4.1	Merger Agreement, dated as of November 25, 2012, by and among Fiat Industrial S.p.A., Fiat Netherlands Holding N.V., CNH Global N.V. and FI CBM Holdings N.V. (Previously filed as Exhibit 2.1 to Form F-4 of the registrant on May 14, 2013 (File No. 333-188600) and incorporated herein by reference).

4.2	English translation of Common Cross-Border Merger Terms prepared by the Boards of Directors of FI CBM Holdings N.V. and Fiat Industrial S.p.A. in connection with the proposed reverse cross-border legal merger of Fiat Industrial S.p.A. into FI CBM Holdings N.V. (Previously filed as Exhibit 2.2 to the Registration Statement on Form F-4 of the registrant on May 14, 2013 (File No. 333-188600) and incorporated herein by reference).

4.3	English translation of Common Cross-Border Merger Terms prepared by the Boards of Directors of Fiat Netherlands Holding N.V. and Fiat Industrial S.p.A. in connection with the proposed cross-border legal merger of Fiat Netherlands Holding N.V. into Fiat Industrial S.p.A. (Previously filed as Exhibit 2.3 to the Registration Statement on Form F-4 of the registrant on May 14, 2013 (File No. 333-188600) and incorporated herein by reference).

4.4	English translation of Merger Plan prepared by the Boards of Directors of FI CBM Holdings N.V. and CNH Global N.V. in connection with the proposed Dutch law legal merger of CNH Global N.V. into FI CBM Holdings N.V. (Previously filed as Exhibit 2.4 to the Registration Statement on Form F-4 of the registrant on May 14, 2013 (File No. 333-188600) and incorporated herein by reference).

4.5	CNH Global N.V. Equity Incentive Plan (Previously filed as Exhibit 4.2 to the Registration Statement on Form S-8 of the registrant on October 1, 2013 (File No. 333-191477) and incorporated herein by reference).

4.6	Fiat Industrial S.p.A. Long-Term Incentive Plan (Previously filed as Exhibit 4.3 to the Registration Statement on Form S-8 of the registrant on October 1, 2013 (File No. 333-191477) and incorporated herein by reference).

4.7	CNH Global N.V. Directors’ Compensation Plan (Previously filed as Exhibit 4.4 to the Registration Statement on Form S-8 of the registrant on October 1, 2013 (File No. 333-191477) and incorporated herein by reference).

4.8	CNH Industrial N.V. Directors’ Compensation Plan (Previously filed as Exhibit 4.5 to the Registration Statement on Form S-8 of the registrant on October 1, 2013 (File No. 333-191477) incorporated herein by reference).

4.9	Case New Holland Industrial Inc. 2005 Deferred Compensation Plan, restated effective January 1, 2012

8.1	List of subsidiaries of the registrant.

12.1	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit	Description

13	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15	Consent of Reconta Ernst & Young S.p.A.