Form 20-F
period 2014-12-31
CNH Industrial N.V.
filed 2015-03-04
CIK 1567094

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-36085

CNH INDUSTRIAL N.V.

(Exact name of registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation or organization)

Cranes Farm Road

Basildon

Essex SS14 3AD

United Kingdom

(Address of Principal Executive Offices)

Michael P. Going

Secretary

6900 Veterans Blvd. Burr Ridge, IL 60527 Telephone: +1 630-887-3766

FAX: +1 630-887-2344

Email: michael.going@cnhind.com

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,355,319,640 common shares, par value €0.01 per share, and 415,399,503 special voting shares, par value €0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☑    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934.  Yes  ☐    No  ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes  ☑    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐

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

We have prepared our annual consolidated financial statements presented in this annual report in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These consolidated financial statements are expressed in U.S. dollars and, unless otherwise indicated, all financial data set forth in this annual report are expressed in U.S. dollars.

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

In connection with the FI Merger, Fiat Industrial shareholders received one newly issued common share in CNH Industrial (having a nominal value of €0.01 each) for each ordinary share held in Fiat Industrial (having a nominal value of €1.57 each). In connection with the CNH Merger, CNH Global shareholders received 3.828 newly issued CNH Industrial common shares (having a nominal value of €0.01 each) for each common share held in CNH Global (having a nominal value of €2.25 each).

In connection with the closing of the Merger, CNH Industrial issued 1,348,867,772 common shares to Fiat Industrial and CNH Global shareholders on the basis of the established exchange ratios described above. CNH Industrial also issued special voting shares (non-tradable) to eligible Fiat Industrial and CNH Global shareholders who maintained their ownership of the shares through the closing of the Merger and elected to receive special voting shares. On the basis of the requests received, CNH Industrial issued a total of 474,474,276 special voting shares in connection with the closing of the Merger. On September 30, 2013, CNH Industrial common shares began trading on the NYSE and the MTA. For information on our share capital, see “Item 10. Additional Information—B. Memorandum and Articles of Association.”

On January 1, 2011, Fiat S.p.A. (which effective October 12, 2014 was merged into Fiat Chrysler Automobiles N.V. or “FCA”) effected a “demerger” under Article 2506 of the Italian Civil Code (the “Demerger”). Pursuant to the Demerger, Fiat transferred its ownership interest in FNH to a new holding company, Fiat Industrial, including Fiat’s indirect ownership of CNH Global, as well as Fiat’s truck and commercial vehicles business and its industrial and marine powertrain business. Consequently, as of January 1, 2011, CNH Global became a subsidiary of Fiat Industrial. In connection with the Demerger, shareholders of Fiat S.p.A. received shares of capital stock of Fiat Industrial. Accordingly, as of January 1, 2011, Fiat Industrial owned approximately 89% of CNH Global’s outstanding common shares through FNH. Fiat Industrial was a corporation organized under the laws of the Republic of Italy whose stock was traded on the Milan stock exchange.

Following the Merger, the Company realigned its reportable segments reflecting the five businesses  directly managed by CNH Industrial, consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment; (ii) Construction Equipment, which designs, produces and sells construction equipment; (iii) Commercial Vehicles, which designs, produces and sells trucks, commercial vehicles, buses, and specialty vehicles; (iv) Powertrain, which produces and sells engines, transmissions and axles for those vehicles, equipment and engines for marine applications and (v) Financial Services, which provides financial services to the customers of our products. Our worldwide agricultural equipment, construction equipment, commercial vehicles and powertrain operations are collectively referred to as “Industrial Activities”. See “Item 5. Operating and Financial Review and Prospects” and “Note 19: Segment Reporting” in the notes to our consolidated financial statements for the year ended December 31, 2014.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;
•	EMEA— member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);
•	LATAM—Central and South America, and the Caribbean Islands; and
•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

Certain industry and market share information in this annual report has been presented on a worldwide basis which includes all countries. In this annual report, management estimates of market share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers in North America, the Committee for European Construction Equipment in Europe, the Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”) in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by independent service bureaus. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles, regions are defined for both market share and total industry volume (“TIV”) as: Europe (27 countries reflecting key markets where the segment competes), LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia and New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A. Selected Financial Data

The following selected consolidated financial data as of December 31, 2014 and 2013, and for each of the three years ended December 31, 2014, 2013, and 2012 have been derived from and should be read in conjunction with our audited, consolidated financial statements included in “Item 18. Financial Statements”. This data should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects.” Financial data as of December 31, 2012 and 2011 and for the year ended December 31, 2011 are derived from our consolidated balance sheet and statement of operations which are not included in this annual report. These consolidated financial statements are prepared in accordance with U.S. GAAP.

Because the mergers of Fiat Industrial and CNH Global with and into CNH Industrial represent a “business combination involving entities or businesses under common control”, it is outside the scope of application of Accounting Standards Codification 805—Business Combinations. Accordingly, no adjustments were made to the carrying amounts of the assets and liabilities of Fiat Industrial. Financial data as of and for the years ended December 31, 2012 and 2011 represent the consolidated information of Fiat Industrial and have been restated so as to be in compliance with U.S. GAAP. The only significant accounting effect of the Merger was the post-merger attribution to owners of the parent company of the previous noncontrolling interests in CNH Global N.V. As a result of the Merger, $1,053 million of noncontrolling interests were reclassified to equity attributable to the parent.

Selected consolidated financial data as of and for the year ended December 31, 2010 have been omitted because it cannot be made available without unreasonable effort and expense. Fiat Industrial was created on January 1, 2011 as a result of the Demerger. The financial information for Fiat for 2010 had been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The following table contains our selected historical financial data as of and for each of the four years ended December 31, 2014, 2013, 2012 and 2011.

	For the Years Ended December 31,
	2014	2013	2012	2011
	(in millions, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Net sales	$31,196	$32,632	$31,529	$32,224
Finance and interest income	$1,359	$1,204	$1,272	$1,256
Total revenues	$32,555	$33,836	$32,801	$33,480
Net income	$708	$828	$876	$639
Net income attributable to CNH Industrial N.V.	$710	$677	$756	$545
Earnings per share attributable to CNH Industrial N.V.:
Basic earnings per common share	$0.52	$0.54	$0.62	$0.42
Diluted earnings per common share	$0.52	$0.54	$0.62	$0.42
Basic and diluted earnings per preference share	$—	$—	$—	$0.42
Basic and diluted earnings per savings share	$—	$—	$—	$0.49
Cash dividends declared per common share(1)	$0.277	$0.293	$0.245	$-
Cash dividends declared per preference share(1)	$—	$—	$0.245	$-
Cash dividends declared per savings share(1)	$—	$—	$0.306	$-

	As of December 31,
	2014	2013	2012	2011
	(in millions)
Consolidated Balance Sheet Data:
Total assets	$51,913	$53,843	$48,965	$48,003
Share capital(2)	$25	$25	$2,565	$2,557
Common shares outstanding	1,355	1,350	1,223	1,092
Special voting shares outstanding	415	469	—	—
Preference shares outstanding	—	—	—	103
Savings share outstanding	—	—	—	80
Equity	$4,961	$4,955	$4,825	$4,857

(1)

On March 2, 2015, the Board of Directors of CNH Industrial N.V. recommended to the Company’s shareholders that the Company declare a dividend of €0.20 per common share, totaling approximately €271 million (the equivalent of approximately $305 million, translated at the exchange rate reported by the European Central Bank on February 27, 2015). The proposal is subject to the approval of the Company’s shareholders at the Annual General Meeting of shareholders to be held on April 15, 2015.

For 2014, the CNH Industrial dividend declared was €0.20 per common share.  For 2013, the Fiat Industrial dividend declared was €0.225 per ordinary share. For 2012, the declared dividend was €0.185, €0.185 and €0.2315 per share for ordinary share, preference share and savings share, respectively.

The cash dividend for 2014 was paid on April 30, 2014 and shareholders who held common shares on the record date traded on the NYSE received the dividend in U.S. dollars at the USD/EUR exchange rate reported by the European Central Bank on April 17, 2014 ($0.2771). The cash dividend declared for 2012 and 2013 was paid in euro on April 26, 2012 and April 25, 2013, respectively, and has been translated into U.S. dollars at the noon buying rate in the City of New York for cable transfers in euros as certified by the Federal Reserve Bank of New York for customs purposes on the respective payment date.

(2)

Share capital is a component of Equity. Upon the completion of the Merger on September 29, 2013, CNH Industrial issued 1,348,867,772 common shares and 474,474,276 special voting shares with a par value of €0.01 each. At December 31, 2012 and 2011, share capital of Fiat Industrial amounted to $2,565 million and $2,557 million, respectively.

Following the resolution adopted by shareholders at an extraordinary general meeting held on April 5, 2012, 103,292,310 preference shares and 79,912,800 savings shares of Fiat Industrial were converted into 130,241,397 ordinary shares with a nominal value of €1.57 per share on May 21, 2012.

Before the conversion, the par value of common share, preference and savings share was €1.50 per share.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

The following risks should be considered in conjunction with “Item 5. Operating and Financial Review and Prospects” beginning on page 35 and the other risks described in the Safe Harbor Statement beginning on page 64. These risks may affect our operating results and, individually or in the aggregate, could cause our actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Safe Harbor Statement beginning on page 64. Except as may be required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. We invite you to consult any further related disclosures we make from time to time in materials filed with or furnished to the United States Securities and Exchange Commission (“SEC”).

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

We are exposed to political, economic and other risks as a result of operating a global business.   We manufacture and sell products and offer services in several continents and numerous countries around the world including those experiencing varying degrees of political and economic instability. Given the global nature of our activities, we are exposed to risks affecting global business operations, including:

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

Our ability to access the capital markets or other forms of financing and related costs are highly dependent on, among other things, the credit ratings of CNH Industrial N.V., other subsidiaries, asset-backed securities (“ABS”) and other debt instruments. Rating agencies may review and revise their ratings from time to time, and any downgrade or other negative action with respect to our credit ratings by one or more rating agencies may increase our cost of capital, potentially limit our access to sources of financing and have a material adverse effect on our business prospects, results of operations and/or financial position.

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

We use various forms of financing to cover the funding requirements of our Industrial Activities and for financing offered to customers and dealers. Financial Services implements a matching policy to offset the impact of differences in interest rates on the financed portfolio and related liabilities. Nevertheless, any future changes in interest rates can result in increases or decreases in revenues, finance costs and margins.

Consistent with our risk management policies, we seek to manage currency and interest rate risk through the use of financial hedging instruments. Despite such hedges being in place, sudden fluctuations in currency or interest rates could have an adverse effect on our business prospects, results of operations and/or financial position. In addition, by utilizing these instruments, we potentially forego the benefits that may result from favorable fluctuations in currency exchange rates. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

We are also subject to the risk of insolvency of dealers and customers, as well as unfavorable economic conditions in markets where these activities are carried out, which we seek to mitigate through credit policies applied to dealers and customers. In addition, we are subject to laws and government actions that may, among other things, prevent us from enforcing legal rights and remedies.

We face risks associated with our relationships with our employees.    In many countries where we operate, our employees are protected by various laws and/or collective labor agreements that guarantee them, through local and national representatives, the right of consultation on specific matters, including downsizing or closure of production activities and reductions in personnel. Laws and/or collective labor agreements applicable to us could impair our flexibility in reshaping and/or strategically repositioning our business activities. Therefore, our ability to reduce personnel or implement other permanent or temporary redundancy measures is subject to government approvals and/or the agreement of labor unions where such laws and agreements are applicable. Furthermore, we are at greater risk of work interruptions or stoppages than non-unionized companies, and any work interruption or stoppage could significantly impact the volume of products we have available for sale.

Reduced demand for equipment would reduce our sales and profitability.   The performance of the agricultural equipment market is influenced, in particular, by factors such as:

•	the price of agricultural commodities and the relative level of inventories;
•	the profitability of agricultural enterprises and farmers’ income;
•	the demand for food products; and
•	agricultural policies, including aid and subsidies to agricultural enterprises provided by governments and/or supranational organizations as well as alternative fuel mandates.

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

Certain of our subsidiaries use a variety of raw materials in their businesses, including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium. The prices of these raw materials fluctuate, and although we seek to manage this exposure, we may not be successful in hedging these risks. We seek to manage this exposure, but we may not be successful in hedging these risks. Substantial increases in the prices for raw materials would increase our operating costs and could reduce profitability if the increased costs were not offset by changes in product prices.

Competitive activity, or failure by us to respond to actions by our competitors, could adversely affect our results of operations.   Substantially all of our revenues are generated in highly competitive sectors that include the production and distribution of agricultural and construction equipment, commercial vehicles, and related powertrain systems. We face competition from other international manufacturers and distributors of commercial vehicles in Europe, Asia and Latin America and from global, regional and local agricultural and construction equipment manufacturers, distributors and component suppliers in Europe, Asia, North America and Latin America. Certain of our global competitors have substantial resources and may be able to provide products and services at little or no profit or even at a loss to compete with certain of our product offerings. Aggressive pricing or other strategies pursued by competitors, unanticipated product or manufacturing delays or our failure to price our products competitively could adversely affect our business, results of operations and financial position. Additionally, there has been a trend towards consolidation in the trucks and construction equipment industries that has resulted in larger and potentially stronger competitors in those markets. The markets in which we compete are highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, customer service and financial services offered. Competition, particularly on pricing, has increased significantly in our areas of activity in recent years. Should we be unable to adapt effectively to market conditions, this could have an adverse effect on our business prospects, results of operations and/or financial position.

Costs of ongoing compliance with, or failure to comply with, environmental laws could have an adverse effect on our results of operations.   Our products and activities are subject to numerous local, national and international environmental laws, which are becoming increasingly stringent in many countries in which we operate. Such laws govern, among other things, products—with requirements on emissions of polluting gases, increased fuel efficiency and safety becoming increasingly strict—and industrial plants—with requirements for reduced emissions, treatment of waste and water and prohibitions on soil contamination also becoming increasingly strict. To comply with such laws, we invest considerable research and development resources and expect to continue to incur substantial costs in the future. Failure to comply with such laws could expose us to penalties or clean-up costs, civil or criminal liability and sanctions on certain of our activities, as well as damage to property or natural resources. Liabilities, sanctions, damages and remediation efforts related to any non-compliance with such laws and regulations, including those that may be adopted or imposed in the future, could negatively impact our ability to conduct our operations and our financial position and results of operations. In addition, there can be no assurances that we will not be adversely affected by costs, liabilities or claims with respect to any subsequently acquired operations. For instance, our engines are subject to extensive regulatory requirements governing exhaust emissions and noise, including standards imposed by the U.S. Environmental Protection Agency, state regulatory agencies in the United States and other regulatory agencies around the world. National, state or local governments may set new emissions standards that could impact our products and operations in ways that are difficult to anticipate with accuracy. Thus, significant changes in standards, or the adoption of new standards, have the potential to negatively impact our business, results of operations, financial position and competitive position.

Our business, properties, and products are subject to governmental regulation with which compliance may require us to incur expenses, or modify our products or operations, and non-compliance may result in harm to our reputation and/or expose us to penalties. Governmental regulation may also adversely affect the demand for some of our products and our operating results.   Our business, properties, and products are subject to numerous international, federal and other governmental laws, rules, and regulations relating to restricted substances, including "conflict minerals" disclosure rules.  For example, the Restriction of Hazardous Substances (RoHS) Directive in the European Union (EU) requires that certain substances, which may be found in certain products we have manufactured in the past, be removed from all electronics components, and the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) Directive in the EU which could require an authorization process for any chemical deemed a Substance of Very High Concern (SVHC), and listed by the European Commission in Annex XIV to REACH, to remain on the market. China and New York City have adopted RoHS restrictions, and many U.S. states are considering similar rules and legislation. Individual EU member states are required to transpose Directives into national legislation. As member states enact new laws and regulations to implement the Directives, we continue to review the applicability and impact of both Directives on the sale of our products within the EU. We must survey our supply chain and certify to the non-presence or presence of SVHCs to our customers. Compliance with these governmental regulations can be difficult, costly and time consuming and liabilities or costs relating to such regulations could have a material adverse effect on our business, financial position and results of operations.

A decrease in government incentives may adversely affect our results.   Government initiatives that are intended to stimulate demand for products sold by us, such as changes in tax treatment or purchase incentives for new equipment, can substantially influence the timing and level of our revenues. The terms, size and duration of such government actions are unpredictable and outside of our control. Any adverse change in government policy relating to those initiatives could have a material adverse effect on our business prospects, operating results and/or financial position. For example, on December 31, 2014, the additional first-year “50% bonus” depreciation and increased expensing of property under the U.S. Internal Revenue Code section 179 expired. This could have an adverse effect on our business prospects in the U.S.

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

Our existing operations and expansion plans in emerging markets could entail significant risks.   Our ability to grow our businesses depends to an increasing degree on our ability to increase market share and operate profitably worldwide and in particular in emerging market countries, such as Brazil, Russia, India, China, Argentina, Turkey, Venezuela and South Africa. In addition, we could increase our use of suppliers located in such countries. Our implementation of these strategies will involve a significant investment of capital and other resources and entail various risks. For example, we may encounter difficulties in obtaining necessary governmental approvals in a timely manner. In addition, we may experience delays and incur significant costs in constructing facilities, establishing supply channels, and commencing manufacturing operations. Further, customers in these markets may not readily accept our products as opposed to products manufactured and commercialized by our competitors. The emerging market countries may also be subject to a greater degree of economic and political volatility that could adversely affect our financial position, results of operations and cash flows. The emerging market economies may also be subject to a further slowdown in gross domestic product expansion and/or be impacted by domestic currency volatility, potential hyperinflationary conditions and/or increase of public debt. For example, we are subject to the rules and regulations of the Venezuelan government concerning our ability to exchange cash or marketable securities denominated in Venezuelan bolivar into U.S. dollars. Under these regulations, the purchase and sale of foreign currency must be at official rates of exchange and such transactions are subject to volume restrictions. These regulations limit our ability to access and transfer liquidity out of Venezuela to meet funding requirements in other countries and also subject us to increased risk of devaluation or other foreign exchange losses. As of December 31, 2014, we have net monetary assets of $125 million at an exchange rate of12.0 Venezuelan bolivars to one U.S. dollar.

We are subject to extensive anti-corruption and antitrust laws and regulations.   Our global operations are subject to a number of laws and regulations that govern our operations around the world, including the U.S. Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act, which apply to conduct around the world, as well as a range of national anti-corruption laws that apply to conduct in a particular jurisdiction. These laws prohibit improper payments in cash or anything of value to improperly influence government officials or other persons to obtain or retain business or gain a business advantage.  These laws tend to apply whether or not those practices are legal or culturally acceptable in a particular jurisdiction. Over the past several years there has been a substantial increase in the enforcement of anti-corruption laws both globally and in particular jurisdictions and our employees have from time to time been subject to investigations and charges claiming violations of anti-corruption laws.  We are committed to operating in compliance with all applicable laws, in particular anti-corruption laws.  We have implemented a program to promote compliance with these laws and to identify and minimize the risk of any violations, which could result in criminal or civil prosecution of us or our employees.  Investigations of alleged violations of these laws tend to require dedication of significant resources in funds and management time and attention and these investigations or any violations, as well as any publicity regarding potential violations, could harm our reputation and have a material adverse effect on our business, results of operations and financial condition.

Risks associated with our defined benefit pension plans and other postretirement obligations.   At December 31, 2014, the funded status for our defined benefit pension, healthcare and other post-employment benefit plans was a deficit of $2,595 million. This amount included obligations of $2,258 million for plans that we are currently not required to fund. The funded status is subject to many factors, as discussed in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Application of Critical Accounting Estimates” and “—Pension and Other Postretirement Benefits,” as well as “Note 11: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2014.

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

We may not be able to realize anticipated benefits from any acquisitions and, further, challenges associated with strategic alliances may have an adverse impact on our results of operations.    We have engaged in the past, and may engage in the future, in mergers and acquisitions or enter into, expand or exit from strategic alliances and joint ventures which could involve risks that could prevent us from realizing the expected benefits of the transactions or the achievement of strategic objectives or could divert management’s time and attention. Such risks include:

•	technological and product synergies, economies of scale and cost reductions not occurring as expected;
•	unexpected liabilities;
•	incompatibility in integrating processes, operations or systems;
•	unexpected changes in laws or regulations;
•	inability to retain key employees;
•	inability to source certain products;
•	increased financing costs and inability to fund such costs;
•	significant costs associated with terminating or modifying alliances; and
•	problems in retaining customers and integrating operations, services, personnel, and customer bases.

If problems or issues were to arise among the parties to one or more strategic alliances for managerial, financial, or other reasons, or if such strategic alliances or other relationships were terminated, our product lines, businesses, financial position, and results of operations could be adversely affected.

Risks associated with the termination of CNH Global’s strategic alliance with Kobelco Construction Machinery Co., Ltd.   Effective December 31, 2012, CNH Global and Kobelco Construction Machinery Co., Ltd. (“KCM”) terminated by mutual consent their global alliance (consisting of industrial arrangements and a number of jointly-owned companies) in the construction equipment business. The agreements regulating the dissolution of the alliance provide that, starting from January 1, 2013 until December 31, 2017, we will be entitled to purchase components and parts from KCM on a non-exclusive basis in order to continue to manufacture excavators based upon KCM’s technology in our plants. Moreover, starting from December 31, 2012, the territorial sales and marketing restrictions limiting the right of KCM to distribute its excavators in certain significant markets (such as the Americas and Europe) expired and similar restrictions which applied to our construction equipment activities expired in APAC on July 31, 2013. While we expect a smooth transition with respect to implemented changes, commercial issues (such as, by way of example, the weakening of the distributorship network and the subsequent loss of market share) or industrial issues (such as, by way of example, difficulties in maintaining quality standards or inability to source certain components currently provided by KCM) in connection with the termination of the alliance might arise, which could have a material adverse effect upon our construction equipment product lines, construction equipment distribution network, financial position and results of operations.

Our business operations may be impacted by various types of claims, lawsuits, and other contingent obligations.   We are involved in various product liability, warranty, product performance, asbestos, personal injury, environmental claims and lawsuits and other legal proceedings that arise in the ordinary course of our business. The industries in which we operate are also periodically reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims. The ultimate outcome of these legal matters pending against us is uncertain, and although such legal matters are not expected individually to have a material adverse effect on our financial position or profitability, such legal matters could, in the aggregate, in the event of unfavorable resolutions thereof, have a material adverse effect on our consolidated financial position, cash flows, and results of operations. Furthermore, we could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. In addition, while we maintain insurance coverage with respect to certain claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims.  As required by U.S. GAAP, we establish reserves based on our assessment of contingencies, including contingencies related to legal claims asserted against us.  Subsequent developments in legal proceedings may affect our assessment and estimates of the loss contingency recorded as a reserve and require us to make payments in excess of our reserves, which could have a material adverse effect on our results of operations and/or financial position.  See also “Note 13: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2014 for additional information.

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

We have significant outstanding indebtedness, which may limit our ability to obtain additional funding and may limit our financial and operating flexibility.   As of December 31, 2014, we had an aggregate of $29,594 million (including $24,086 million relating to Financial Services activities) of consolidated gross indebtedness, and our equity was $4,961 million, including non-controlling interests. The extent of our indebtedness could have important consequences on our operations and financial results, including:

•	we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;
•

we may need to use a portion of our projected future cash flow from operations to pay principal and interest on our indebtedness, which may reduce the amount of funds available to us for other purposes;

•	we may be more financially leveraged than some of our competitors, which could put us at a competitive disadvantage;
•	we may not be able to introduce new products or pursue business opportunities;
•	we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable to a downturn in general economic conditions; and
•	we may not be able to access the capital markets on favorable terms, which may adversely affect our ability to provide competitive retail and wholesale financing programs.

These risks are exacerbated by the ongoing volatility in the financial markets resulting from perceived strains on the finances and creditworthiness of several governments and financial institutions, particularly in the Eurozone.

Among the anticipated benefits of the Merger is the expected reduction in funding costs over time due to improved debt capital markets positioning of CNH Industrial. However, certain of the circumstances and risks described above, including but not limited to the timing of maturity and anticipated refinancing of existing indebtedness, may delay or reduce the expected cost savings from the future funding structures and the expected cost savings may not be achieved.

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

Although we do not believe any of these covenants materially restrict our operations, a breach of one or more of the covenants could result in adverse consequences that could negatively impact our businesses, results of operations and financial position. These consequences may include the acceleration of amounts outstanding under certain of our credit facilities, triggering an obligation to redeem certain debt securities, termination of existing unused commitments by our lenders, refusal by our lenders to extend further credit under one or more of the facilities or to enter into new facilities or the lowering or modification of CNH Industrial’s credit ratings or those of one or more of its subsidiaries. See “Note 9: Debt” to our consolidated financial statements for the year ended December 31, 2014 for additional information.

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

International trade policies may impact demand for our products and our competitive position.   Government policies on international trade and investment such as sanctions, import quotas, capital controls or tariffs, whether adopted by individual governments or addressed by regional trade blocs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. The implementation of more restrictive trade policies, such as more detailed inspections, higher tariffs or new barriers to entry, in countries where we sell large quantities of products and services could negatively impact our business, results of operations and financial condition. For example, a government’s adoption of trade sanctions or “buy national” policies or retaliation by another government against such policies could have a negative impact on our results of operations.

We are subject to negative conditions in the financial markets and the cyclicality of the capital goods sector.   Producers in the capital goods sector are subject to:

•

the condition of financial markets, in particular, the ability to access the ABS market and prevailing interest rates in that market. In North America, in particular, we make considerable use of ABS transactions to fund financing offered to dealers and customers. Adverse conditions in the financial markets, and the ABS market in particular, could have a significant impact on our business prospects, results of operations and/or financial position;

•

cyclicality, which can cause sudden (and sometimes material) declines in demand, with negative effects on inventory levels and product pricing, both new and used. In general, demand in the capital goods sector is highly correlated to the economic cycle and can be subject to even greater levels of volatility.

Risks Related to Financial Services

We offer a wide range of financial services and products to Agricultural Equipment, Construction Equipment and Commercial Vehicles dealers and customers including retail financing for the purchase or lease of new and used equipment and vehicles and wholesale financing to dealers.

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

Deterioration in the quality of our financial assets, an increase in delinquencies or defaults, or a reduction in collateral recovery rates could have an adverse impact on the performance of our Financial Services business. These risks become more acute in an economic slowdown or recession due to decreased demand for (or availability of) credit, declining asset values, changes in government subsidies, reductions in collateral to loan balance ratios, and an increase in delinquencies, defaults, insolvencies, foreclosures and losses. In such circumstances, our loan servicing and litigation costs may also increase. In addition, governments may pass laws, or implement regulations, that modify rights and obligations under existing agreements, or which prohibit or limit the exercise of contractual rights.

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

Funding Risk

Our Financial Services business has traditionally relied upon the ABS market and committed asset-backed facilities as a primary source of funding and liquidity. Access to funding at competitive rates is essential to our Financial Services business. From mid-2007 through 2009, events occurred in the global financial market which caused a significant reduction in liquidity in the secondary market for ABS transactions outstanding at such time and a significant increase in funding costs. During these periods, conditions in the ABS market adversely affected our ability to sell receivables on a favorable or timely basis. Similar conditions in the future could have an adverse impact on our access to funding, financial position and results of operations. As Financial Services finances a significant portion of sales of our equipment, to the extent Financial Services is unable to access funding on acceptable terms, our sales of equipment would be negatively impacted.

To maintain competitiveness in the capital markets and to promote the efficient use of various funding sources, we chose to increase the reserve funds of certain previously-issued ABS transactions. Such optional support may, in the future, be necessary to maintain credit ratings assigned to certain transactions if loss experiences are higher than anticipated. The provision of additional reserve support could have an adverse effect on our financial position, results of operations and cash flows.

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

Potential Impact of the Dodd-Frank Act. The various requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), including its many implementing regulations, may substantially affect the origination, servicing and securitization programs of our Financial Services business. For example, the Dodd-Frank Act strengthens the regulatory oversight of these securities and capital market activities by the SEC and increases the regulation of the ABS markets through, among other things, a mandated risk retention requirement for securitizers, a loan level disclosure requirement for certain securitizers and a direction to the SEC to regulate credit rating agencies and adopt regulations governing these organizations. While we will continue to monitor these developments and their impact upon our access to the ABS market, these and future SEC regulations may impact our ability to engage in these activities or increase the effective cost of ABS transactions in the future, which could adversely affect our financial position, results of operations and cash flows.

Other Risks

CNH Industrial operates and will continue to operate, as a company that is resident in the U.K. for tax purposes; other tax authorities may treat CNH Industrial as being tax resident elsewhere.   CNH Industrial is not incorporated in the U.K.; therefore, in order to be resident in the U.K. for tax purposes, CNH Industrial’s central management and control must be located (in whole or in part) in the U.K. The test of central management and control is largely a question of fact based on all the circumstances. Nevertheless, the decisions of the U.K. courts and the published practice of Her Majesty’s Revenue & Customs, or HMRC, suggest that CNH Industrial is likely to be regarded as having become U.K.-resident on this basis from the date of its incorporation. This analysis is supported by the competent authority ruling referred to below. Even if CNH Industrial’s “central management and control” is in the U.K., it would not be treated as U.K.-resident if (a) CNH Industrial were concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) which has a double tax treaty with the U.K.; and (b) that tax treaty allocates exclusive residence to that other jurisdiction.

Even if CNH Industrial’s central management and control is in the U.K., CNH Industrial would normally be resident in The Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes because CNH Industrial is incorporated in The Netherlands. Nonetheless, the U.K. and Dutch competent authorities have agreed, following a mutual agreement procedure (as contemplated by The Netherlands-U.K. tax treaty), that CNH Industrial will be regarded as solely resident in the U.K. provided that CNH Industrial operates as planned and provides appropriate required evidence to the U.K. and Dutch competent tax authorities. If the facts upon which the competent authorities issued this ruling change over time, this ruling may be withdrawn, and in that case The Netherlands may levy corporate income tax on CNH Industrial and impose withholding taxes on dividends distributed by CNH Industrial.

CNH Industrial’s residence for Italian tax purposes is also largely a question of fact based on all the circumstances. For Italian tax purposes, a rebuttable presumption of CNH Industrial’s residence in Italy may apply under Italian legislation. However, CNH Industrial has a management and organizational structure such that CNH Industrial should be deemed resident in the U.K. from the date of its incorporation for purposes of the Italy-U.K. tax treaty. Because this analysis is highly factual and may depend on future changes in CNH Industrial’s management and organizational structure, there can be no assurance that CNH Industrial’s determination of its tax residence will be respected by all relevant tax authorities. Should CNH Industrial be treated as an Italian tax resident, CNH Industrial would be subject to corporate income tax in Italy and may be required to comply with withholding tax on dividends and other distributions (currently at a withholding rate of 26%, subject to any benefits from double taxation treaties or other reliefs or exemptions that may be available to shareholders) and/or reporting obligations under Italian law, which could result in additional costs and expenses.

CNH Industrial, as successor to Fiat Industrial, is jointly liable with Fiat Chrysler Automobiles N.V. for certain obligations.   CNH Industrial is successor to Fiat Industrial, a company formed as a result of the demerger of Fiat S.p.A. (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) in favor of Fiat Industrial. As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (“the Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At December 31, 2014, the outstanding Liabilities amount to approximately $3.5 billion (of which $3.2 billion consists of bonds guaranteed by FCA). CNH Industrial evaluated as extremely remote the risk of FCA’s insolvency and therefore no specific provision has been accrued in respect of the above mentioned potential joint liability.

The loyalty voting structure may concentrate voting power in a small number of our shareholders and such concentration may increase over time.   A relatively large proportion of the voting power of CNH Industrial could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of January 31, 2015, EXOR S.p.A. had a voting interest in CNH Industrial of approximately 41%. See “Item 7. Major Shareholders and Related Party Transactions” for additional information.

The loyalty voting structure may affect the liquidity of our common shares and reduce our share price.   CNH Industrial’s loyalty voting structure is intended to reward shareholders for maintaining long-term share ownership by granting initial shareholders and persons holding shares continuously for at least three years at any time following the effectiveness of the Merger the option to elect to receive special voting shares. Special voting shares cannot be traded and, immediately prior to the transfer of our common shares from the CNH Industrial Loyalty Register, any corresponding special voting shares shall be transferred to CNH Industrial for no consideration (om niet). This loyalty voting structure is designed to encourage a stable shareholder base and, conversely, it may deter trading by those shareholders who are interested in gaining or retaining special voting shares. Therefore, the loyalty voting structure may reduce liquidity in our common shares and adversely affect their trading price.

The loyalty voting structure may prevent or frustrate attempts by our shareholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common shares may be lower as a result.   The provisions of our Articles of Association establishing the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of us, even if a change of control is considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting structure, a relatively large proportion of the voting power of our common shares could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of January 31, 2015, EXOR S.p.A. had a voting interest in CNH Industrial of approximately 41%. See “Item 7. Major Shareholders and Related Party Transactions” for additional information. Such shareholders participating in the loyalty voting structure could effectively prevent change of control transactions that may otherwise benefit our shareholders.

The loyalty voting structure may also prevent or discourage shareholders’ initiatives aimed at changes in our management.

Item 4.	Information on the Company

A. History and Development of the Company

CNH Industrial is the company formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial and its subsidiary CNH Global. CNH Industrial is incorporated in, and under the laws of, The Netherlands, with its principal office at Cranes Farm Road, Basildon, United Kingdom (telephone number: +44-1268-292468). CNH Industrial’s agent for U.S. federal securities law purposes is Michael P. Going, c/o CNH Industrial America LLC,  6900 Veterans Boulevard, Burr Ridge, Illinois 60527 (telephone number +1-630-887-3766).

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

In connection with the FI Merger, Fiat Industrial shareholders received one newly issued common share in CNH Industrial (having a nominal value of €0.01 each) for each ordinary share held in Fiat Industrial (having a nominal value of €1.57 each). In connection with the CNH Merger, CNH Global shareholders received 3.828 newly issued CNH Industrial common shares (having a nominal value of €0.01 each) for each common share held in CNH Global (having a nominal value of €2.25 each).

In connection with the closing of the Merger, CNH Industrial issued 1,348,867,772 common shares to Fiat Industrial and CNH Global shareholders on the basis of the established exchange ratios described above. CNH Industrial also issued special voting shares (non-tradable) to eligible Fiat Industrial and CNH Global shareholders who maintained their ownership of the shares through the closing of the Merger and elected to receive special voting shares. On the basis of the requests received, CNH Industrial issued a total of 474,474,276 special voting shares in connection with the closing of the Merger. On September 30, 2013, CNH Industrial common shares began trading on the NYSE and the MTA. For information on our share capital, see “Item 10. Additional Information—B. Memorandum and Articles of Association.”

We make capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and increase capacity, and for maintenance and engineering. We continually analyze the allocation of our industrial resources, taking into account such things as relative currency values, existing and anticipated industry and product demand, the location of customers and suppliers, the cost of goods and labor, and plant utilization levels. See “Item 4. Information on the Company—D. Property, Plant and Equipment” for additional information.

B. Business Overview

General

We are a leading global capital goods company engaged in the design, production, marketing, sale and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines, transmissions and axles for those vehicles and engines for marine and power generation applications. We have industrial and financial services companies located in 45 countries and a commercial presence in approximately 190 countries around the world.

CNH Industrial has five operating segments:

Agricultural Equipment which designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe.  Subsequent to our acquisition of substantially all of the assets of Miller-St. Nazianz Inc. (“Miller”) in November 2014, certain agricultural equipment products are also sold under the Miller brand, primarily in North America.

Construction Equipment which designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, telehandlers and trenchers. Construction equipment is sold under the New Holland Construction and Case Construction brands.

Commercial Vehicles which designs, produces and sells a full range of light, medium and heavy vehicles for the transportation and distribution of goods through the Iveco brand, commuter buses and touring coaches through the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment through Iveco Astra, firefighting vehicles through the Magirus brand and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

Powertrain which designs, manufactures and offers a range of propulsion and transmission systems and axles for on- and off-road applications, as well as engines for marine application and power generation through the FPT Industrial brand.

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

Net revenues by segment in the years ended December 31, 2014, 2013 and 2012 were as follows:

	2014	2013	2012
	(in millions)
Revenues:
Agricultural Equipment	$15,204	$16,763	$15,657
Construction Equipment	3,346	3,258	3,770
Commercial Vehicles	10,888	11,278	11,081
Powertrain	4,464	4,412	3,764
Eliminations and other	(2,704)	(3,050)	(2,706)
Total net sales of Industrial Activities	31,198	32,661	31,566
Financial Services	1,828	1,679	1,698
Eliminations and other	(471)	(504)	(463)
Total Revenues	$32,555	$33,836	$32,801

Net revenues by region in the years ended December 31, 2014, 2013 and 2012 were as follows:

	2014		2013		2012
	(in millions)	(%)	(in millions)	(%)	(in millions)	(%)
Revenues:
EMEA	$14,762	45.4%	$14,212	42.0%	$13,834	42.2%
NAFTA	9,190	28.2	9,474	28.0	9,301	28.4
LATAM	4,955	15.2	6,422	19.0	5,427	16.5
APAC	3,648	11.2	3,728	11.0	4,239	12.9
Total Revenues	$32,555	100.0	$33,836	100.0	$32,801	100.0

Industry Overview

Agricultural Equipment

The operators of food, dairy, livestock and grain crop producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. The key factors influencing sales of agricultural equipment are the level of net farm income and, to a lesser extent, general economic conditions, interest rates and the availability of financing, farm land prices, and farm debt levels. Net farm income is primarily impacted by the volume of acreage planted, commodity and/or livestock prices and stock levels, the impacts of fuel ethanol demand, crop yields, farm operating expenses (including fuel and fertilizer costs), fluctuations in currency exchange rates, government subsidies and tax incentives. Farmers tend to postpone the purchase of equipment when the farm economy is declining and to increase their purchases when economic conditions improve. The availability, quality, and cost of used equipment for sale also impact the level of new equipment sales. Weather conditions are a major determinant of crop yields and therefore also affect equipment buying decisions. In addition, geographical variations in weather from season to season may affect sales volumes differently in different markets. Government policies may affect the market for agricultural equipment by regulating the levels of acreage planted, with direct subsidies affecting specific commodity prices, or with other payments made directly to farmers. Global organization initiatives, such as those of the World Trade Organization, also can affect the market with demands for changes in governmental policies and practices regarding agricultural subsidies, tariffs and acceptance of genetically modified organisms such as seed, feed and animals.

Demand for agricultural equipment also varies seasonally by region and product, primarily due to differing climates and farming calendars. Peak retail demand for tractors and planting, seeding, and application equipment typically occurs in March through June in the Northern hemisphere and in September through December in the Southern hemisphere. Dealers order equipment year-round, but harvesting equipment orders in the Northern hemisphere generally increase in the late fall and winter so that the dealers can receive inventory prior to the peak retail selling season, which generally extends from March through June. In the Southern hemisphere, dealers generally order between August and October so they can receive inventory prior to the peak retail selling season, which extends from November through February. The production levels of Agricultural Equipment are based upon estimated retail demand which takes into account, among other things, the timing of dealer shipments (which occur in advance of retail demand), dealer and company inventory levels, the need to retool manufacturing facilities to produce new or different models and the efficient use of manpower and facilities. Production levels are adjusted to reflect changes in estimated demand and dealer inventory levels. However, because production and wholesale shipments adjust throughout the year to take into account the factors described above, wholesale sales of agricultural equipment products in any given period may not reflect the timing of dealer orders and retail demand for that period.

Customer preferences regarding farming practices, and thus product types and features, vary by region. In North America, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers demand high capacity, sophisticated machines equipped with the most advanced technology. In Europe, where farms are generally smaller in size than those in North America and Australia, there is greater demand for somewhat smaller, yet equally sophisticated, machines. In the developing regions of the world where labor is more abundant and infrastructure, soil conditions and/or climate are not conducive to intensive agriculture, customers generally prefer simple, robust and durable machines with relatively lower acquisition and operating costs. In many developing countries, tractors are the primary, if not the sole, type of agricultural equipment used, and much of the agricultural work in such countries that cannot be performed by tractors is carried out by hand. A growing number of part-time farmers, hobby farmers and customers engaged in landscaping, municipality and park maintenance, golf course and roadside mowing in Western Europe and North America also prefer relatively simple, low-cost agricultural equipment. Our position as a geographically diversified manufacturer of agricultural equipment, and our broad geographic network of dealers allows us to provide customers in each significant market with equipment that meets their specific requirements.

Major trends in the North American and Western European agricultural industries include a reduction in number but growth in size of farms, supporting increased demand for higher capacity agricultural equipment. In addition, the use of technology and other precision farming solutions to increase crop yield is becoming more established. In Latin America and in other emerging markets, the number of farms is growing and mechanization is replacing manual labor. Government subsidies (including crop insurance) are a key income driver for farmers raising certain commodity crops in the United States and Western Europe. The level of support can range from 10% to over 30% of the annual income for these farmers in years of low global commodity prices or natural disasters. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The effect of these subsidies on agricultural equipment demand depends to a large extent on the U.S. Farm Bill and programs administered by the United States Department of Agriculture, the Common Agricultural Policy of the European Union and World Trade Organization negotiations. Additionally, the Brazilian government subsidizes the purchase of agricultural equipment through low-rate financing programs administered by the Banco Nacional de Desenvolvimento Economico e Social (“BNDES”). These programs have a significant influence on sales.

Agricultural equipment manufacturers are subject to continuous changes in emission regulations and restrictions. These changes require frequent changes in engine technology, which can involve significant research and development investments. Manufacturers generally attempt to pass these incremental costs to their customers, but these price increases must be balanced with the affordability of the equipment. Each market may have its own unique regulations, which adds a level of complexity required to meet global product needs.

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

The demand for biofuels has created an associated demand for agriculturally based feedstocks which are used to produce biofuels. Currently, most of the ethanol in the U.S. and Europe is extracted from corn, while in Brazil it is extracted from sugar cane. Biodiesel is typically extracted from soybeans and rapeseed oil in the U.S. and Brazil, and from rapeseed and other oil seeds as well as food waste by-products in Europe. The use of corn and soybeans for biofuel has been one of the main factors impacting the supply and demand relationships for these crops, resulting in higher crop prices. The economic feasibility of biofuels is significantly impacted by the price of oil. As the price of oil rises, biofuels become a more attractive alternative energy source. Although oil prices have declined significantly since the summer of 2014, they are still at levels that make biofuels an attractive alternative energy source. This relationship will, however, be impacted by government policy and mandates as governments around the world consider ways to combat global warming and avoid potential energy resource issues in the future.

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

Although the demand for new agricultural equipment tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new equipment market and, therefore, helps limit the impact of declines in new equipment sales on the operating results of full-line manufacturers, such as our Agricultural Equipment segment.

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

Although the demand for new construction equipment tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new equipment market and, therefore, helps limit the impact of declines in new equipment sales on the operating results of full-line manufacturers, such as our Construction Equipment segment.

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

Light Construction Equipment

Light construction equipment includes skid-steer loaders, backhoe loaders and small wheel loaders and excavators. Purchasers of light construction equipment include contractors, residential builders, utilities, road construction companies, rental fleet owners, landscapers, logistics companies and farmers. The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which is influenced by interest rates and the availability of financing. Other major factors include the construction of light infrastructure, such as utilities, cabling and piping and maintenance expenditures. The principal use of light construction equipment is to replace relatively high-cost, slower manual work. Product demand in the United States and Europe has generally tended to mirror housing starts, but with lags of six to twelve months. In areas where labor is abundant and the cost of labor is inexpensive relative to other inputs, such as in Africa and Latin America, the light construction equipment market is generally smaller. These regions represent potential areas of growth for light construction equipment in the medium to long-term as labor costs rise relative to the cost of equipment.

Equipment rental is a significant element of the construction equipment market. Compared to the United Kingdom and Japan, where there is an established market for long-term equipment rentals as a result of favorable tax treatment, the rental market in North America and Western Europe (except for U.K.) consists mainly of short-term rentals of light construction equipment to individuals or small contractors for which the purchase of equipment is not cost effective or that need specialized equipment for specific jobs. In North America, the main rental product has traditionally been the backhoe loader and, in Western Europe, it has been the mini-excavator. As the market has evolved, a greater variety of light and heavy equipment products have become available to rent. In addition, rental companies have allowed contractors to rent machines for longer periods instead of purchasing the equipment, enabling contractors to complete specific job requirements with greater flexibility and cost control. Large, national rental companies can significantly impact the construction equipment market, with purchase volumes being driven by their decisions to increase or decrease the sizes of their rental fleets based on rental utilization rates.

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

Commercial Vehicles

The world truck market is generally divided into three segments: light (gross vehicle weight (“GVW”) up to 6 metric tons), medium (GVW 6 to 16 metric tons) and heavy (GVW of 16 metric tons and above). The technologies and production systems utilized in the heavy and medium segments of the market require more specialized engineering than those used in the light segment of the market (which has many engineering and design characteristics in common with the automobile industry). In addition, operators of medium and heavy trucks often require vehicles with a higher degree of customization than the more standardized products that serve the light commercial vehicle market. Customers generally purchase heavy trucks for one of three primary uses: long distance haulage, construction haulage and/or distribution.

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

Industry forecasts indicate that transportation of goods by road, currently the predominant mode of transport, will remain so in the future. Demand for services and service-related products, including parts, is a function of the number of vehicles in use. Although the demand for new commercial vehicles tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new vehicle market and, therefore, helps limit the impact of declines in new vehicle sales on the operating results of full-line manufacturers, such as the Commercial Vehicles segment.

Commercial vehicles markets are subject to intense competition based on initial sales price, cost and performance of vehicles over their life cycle (i.e., purchase price, operating and maintenance costs and residual value of the vehicle at the end of its useful life), services and service-related products and the availability of financing options. High reliability and low variable costs contribute to customer profitability over the life of the vehicle, and are important factors in an operator’s purchase decision. Additional competitive factors include a company’s ability to address customer transport requirements, driver safety, comfort and brand loyalty through the vehicle design.

Buses

The global bus market is organized by missions, from city and intercity transport to tourism purposes, with a capacity ranging from seven up to 150 seating/standing passengers. The Iveco Bus (previously Iveco Irisbus) and Heuliez Bus target market includes urban, intercity buses and long-distance touring coaches. Operators in this market include three types of companies: those specialized in providing chassis to bodybuilders, those that build bodies on chassis produced by third parties, and those like Iveco Bus that produce the entire vehicle.

The principal customers of the bus segment are tour and intercity bus service operators, while the principal customers of the city bus segment are the transport authorities in small and large urban areas.

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

Sales for urban and intercity buses are generally higher in the second half of the year, due to public entities budgeting processes, tender rules and buses production lead time.

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

For on-road applications in fully developed markets, where economy and infrastructure drive demand for local and haulage transportation, light duty engines (below 3.9 liters in displacement) and heavy duty engines (above 8 liters) constitute the majority of demand, while medium duty engines (3.9-8 liters) cover the majority of needs in developing markets. Demand for heavy engines is driven by general economic conditions, capital investment, industrialization and infrastructure developments.

In the bus market, engine demand is increasingly influenced by the environmental policies of governments and local authorities (i.e., requirements for natural gas and hybrid solutions).

For the off-road market, engines in the 50 hp to 300 hp output range are dominant in all major markets worldwide, with demand for high-power engines predominantly in the European and U.S markets. Demand for off-road applications in the construction business is driven by general economic factors and the level of public investment in infrastructure, which affects the need for replacement of old equipment and investment in more innovative solutions to boost productivity. The demand for off-road applications in the agricultural business is affected by similar drivers as the construction business, and is also dependent on the level of net farm income.

We believe that the evolution in emission regulations in Europe, the U.S. and Asia (Euro VI, Stage IV and Tier 4B) presents an opportunity for Powertrain to gain a competitive advantage through technological solutions developed for engines and after-treatment systems (such as our High Efficiency SCR technology). The increasing trend among middle-sized original equipment manufacturers (“OEMs”) to outsource engine development, as a result of the significant research and development expenditures required to meet the new emission requirements, presents an opportunity for Powertrain to increase sales to third party customers. In addition, engine manufacturers occasionally  supplement their available range with certain engines sourced from third-party suppliers.

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

The competitive strengths of Agricultural Equipment and Construction Equipment include well-recognized brands, a full range of competitive products, and a strong global presence and distribution network. There are multiple factors which influence a buyer’s choice of agricultural and construction equipment. These factors include the strength and quality of the distribution network, brand loyalty, product features and performance, availability of a full product range, the quality and pricing of products, technological innovations, product availability, financing terms, parts and warranty programs, resale value and customer service and satisfaction. Our Agricultural Equipment and Construction Equipment segments continually seek to improve in each of these areas, but focus primarily on providing high-quality and high-value agricultural and construction equipment products and supporting those products through their dealer networks. In both the agricultural and construction equipment industries, buyers tend to favor brands based on experience with the product and the dealer. Customers’ perceptions of product value in terms of productivity, reliability, resale value and dealer support are formed over many years.

The efficiency of the manufacturing, logistic and scheduling systems of Agricultural Equipment and Construction Equipment are dependent on forecasts of industry volumes and their anticipated share of industry sales, which is predicated on their ability to compete successfully with others in the marketplace. Our Agricultural Equipment and Construction Equipment segments compete on the basis of product performance, customer service, quality and price. The environment remains competitive from a pricing standpoint, but actions taken to maintain their competitive position in the current difficult economic environment could result in lower than anticipated price realization.

In the commercial vehicles business, factors that influence a customer’s decision to buy a vehicle include product, parts and aftersales service availability, which is supported by the depth of the distribution network; price, features and performance and durability of products; brand loyalty; technological innovations; availability and terms of financing; and resale value. The ability to meet or exceed applicable vehicle emissions standards as they take effect is also a key competitive factor, particularly in those markets where such standards are the subject of frequent legislative or regulatory scrutiny and change, such as Europe and North America.

Commercial Vehicles competes on the basis of product features and performance, customer service, quality and price. We believe that Commercial Vehicles’ competitive strengths include well-recognized brands, competitively priced products, technological innovations, a strong distribution and customer service network.

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

Our principal competitors in the construction equipment market are Caterpillar, Komatsu, JCB, Hitachi, Volvo, Terex, Liebherr, Doosan, Kubota, Yanmar and John Deere.

In the commercial vehicles business, the Iveco brand principally competes with major manufacturers that have similar product offerings such as: Daimler (including the Mercedes-Benz, Mitsubishi Fuso, Freightliner, Western Star and Bharat-Benz (India) brands), MAN and Scania (both part of the Volkswagen Group), Paccar (including the DAF, Kenworth, Ken Mex and Peterbilt brands), and the Volvo Group (including the Volvo, Renault, MACK and UD Trucks brands). In the bus business, Iveco Bus and Heuliez Bus’ main competitors are Daimler Buses (Mercedes-Benz and Setra brands), Volvo Bus Corporation, MAN (MAN and Neoplan brands) and Scania. In the firefighting business, Magirus’ principal competitor worldwide is Rosenbauer International AG. Iveco Defence Vehicles’ principal competitors are Rheinmetall, Oshkosh, Navistar, Nexter, General Dynamics, BAE Systems for defense; Mercedes Benz, and MAN in the trucks business. In the heavy duty equipment business, Iveco and Iveco Astra’s principal competitors are Caterpillar and the Volvo Group.

The principal competitors of Powertrain include Cummins, Deutz, Perkins (part of the Caterpillar group), John Deere, Volvo Penta, Weichai, and Isuzu.

Products and Markets

Agricultural Equipment

The product lines of Agricultural Equipment are sold primarily under the Case IH and New Holland brands and under the Steyr brand in Europe.  Subsequent to our acquisition of substantially all of the assets of Miller in November 2014, certain agricultural equipment products are also sold under the Miller brand, primarily in North America. In order to capitalize on customer loyalty to dealers and the segment’s brands, relative distribution strengths and historical brand identities, the segment will continue to use the Case IH (and Steyr for tractors in Europe only) and New Holland brands. We believe that these brands enjoy high levels of brand identification and loyalty among both customers and dealers.

Although newer generation tractors have a high percentage of common mechanical components, each brand and product remains differentiated by features, color, interior and exterior styling and model designation. Flagship products such as row crop tractors and large combine harvesters may have significantly greater differentiation.

Distinctive features that are specific to a particular brand such as the Supersteer® tractor axle or Twin Rotor combine threshing technology for New Holland, the Case IH tracked four wheel drive tractor, Quadtrac®, and the front axle mounted hitch for Steyr remain an important part of each brand’s unique identity.

The Agricultural Equipment business product lines include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, and sprayers. The Agricultural Equipment business also specializes in other key market segments like cotton picker packagers and sugar cane harvesters, where Case IH is a worldwide leader, and in self-propelled grape harvesters, where New Holland is a worldwide leader. These brands each offer parts and support services for all of their product lines. Our agricultural equipment is sold with a limited warranty that typically runs from one (1) to three (3) years.

On November 26, 2014, we completed the acquisition of Miller, a leading manufacturer of precision spraying equipment that is now part of the New Holland brand, providing a strong platform to grow the self-propelled sprayer business on a global scale.

Construction Equipment

Construction Equipment’s product lines are sold primarily under the Case and New Holland Construction brands. Case provides a wide range of products on a global scale, including a crawler excavator that utilizes technology from Sumitomo (S.H.I.) Construction Machinery Co. Ltd. The New Holland Construction brand family also markets a full product line of construction equipment in most regions.

On May 12, 2014, we entered into a new licensing agreement with Sumitomo (S.H.I.) Construction Machinery Co. Ltd., a wholly owned subsidiary of Sumitomo Heavy Industries, Ltd. Under this new technology license and component supply agreement, we anticipate that we will manufacture Sumitomo designed crawler excavators (models ranging from 13 to 35 tons) at designated plants within our manufacturing network. Start of production of the new localized models is planned for mid-2015.  This agreement also extends the existing Global Product Supply agreement between us and Sumitomo (S.H.I.) Construction Machinery Co. Ltd. for the sourcing of excavators manufactured in Sumitomo plants. Since 1992, Sumitomo has been a supplier to our global distribution network of excavators ranging from 7 to 80 tons.

Construction Equipment products often share common components to achieve economies of scale in manufacturing, purchasing and development. Construction Equipment differentiates these products based on the relative product value and volume in areas such as technology, design concept, productivity, product serviceability, color and styling to preserve the unique identity of each brand.

Heavy construction equipment product lines include crawler and wheeled excavators, wheel loaders, compactors, graders and dozers for all applications. Light construction equipment product lines include backhoe loaders, skid steer and tracked loaders, mini and midi excavators, compact wheel loaders and telehandlers. The brands each offer parts and support services for all of their product lines. Our construction equipment is generally sold with a limited warranty that typically runs from one (1) to two (2) years.

Effective December 31, 2012, the initial term of our global alliance with KCM and Kobe Steel Ltd (“KSL”) expired, and we entered a new phase of non-exclusive licensing and supply agreements. Subject to the terms of existing agreements, we continue to manufacture excavators, based on current Kobelco technology, in our plants and purchase select models of whole goods from KCM as well as component parts and will be able to do so until at least December 31, 2017. With the end of the initial term of the global alliance, we sold our 20% ownership interest in KCM to KSL and unwound the co-ownership with KCM of certain companies formed in connection with the global alliance. In addition, the territory and marketing restrictions in the Americas and EMEA expired on December 31, 2012 and such restrictions expired in APAC on July 31, 2013.

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

The key players in our product line-up are the Daily with GVW available from 2.8 to 7 tons, the Eurocargo from 6 to 16 tons, the Trakker (dedicated to off-road missions) and the Stralis, both over 16 tons. The product offering is complemented by a series of aftersales and used vehicle assistance services.

We offer ecological diesel and natural gas engines on our entire range of vehicles, developing engines with specific components and configurations optimized for use with compressed natural gas (“CNG”) and liquefied natural gas (“LNG”).

Under the Iveco Astra brand we build vehicles that can enter otherwise inaccessible quarries and mines and move large quantities of material, such as rock or mud, and perform heavy-duty tasks in extreme climatic conditions. Our product range for Iveco Astra includes mining and construction vehicles, rigid and articulated dump trucks and other special vehicles.

Buses (Iveco Bus and Heuliez Bus)

Under the Iveco Bus and Heuliez Bus brands, we offer local and inter-city commuter buses, minibuses, school buses and tourism coaches. Iveco Bus is one of the major European manufactures in the passenger transport sector and is steadily expanding its activities globally. Heuliez Bus produces city buses for public transportation, and is a leader in France for the urban bus market.

Specialty Vehicles (Magirus and Iveco Defence Vehicles)

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

Our product range features engines ranging from 2.2 to 20 liters with an output of 15 to 1,006 hp. Our product portfolio includes engines for buses and for light, medium and heavy commercial vehicles, engines for industrial machinery including construction, agricultural and irrigation equipment, engines for special-purpose vehicles and engines for power generation units and marine applications. The range is completed by engine versions which use alternative fuels, including those running on natural gas and engines compatible with biodiesel up to 20%.

To meet the increasingly strict emission regulations for both on-road (Euro VI and EPA 13) and off-road vehicles (Stage IV and Tier 4B), Powertrain’s technological solutions strive to provide enhanced results in terms of cost, packaging and fuel consumption for each segment of the market. For example, Powertrain offers an external exhaust gas recirculation system combined with a diesel particulate filter for engines up to 205 hp for application on light commercial vehicles. For heavy-duty commercial applications, Powertrain has developed a high efficiency selective catalyst reduction system (HI-eSCR), which processes exhaust gases using a catalyzing liquid, lowering operating and maintenance costs. This unique SCR-only solution is capable of meeting required emissions levels without the cost and bulk of an exhaust gas recirculation valve, and, in particular, for the off-road market, this solution is maintenance-free (no diesel particulate filter is required).

Additionally, Powertrain produces a wide range of manual transmissions for light commercial vehicles, having either five or six gears, and ranging from 320 to 500 Nm. Our Powertrain segment boasts an extensive range of axle products to meet all customer requirements, including axle products for commercial vehicles, such as the Daily, and axle products for heavy mining, construction and specialty vehicles (military and fire-fighting) designed by Commercial Vehicles.

Sales and Distribution

Agricultural Equipment and Construction Equipment

Agricultural Equipment sells and distributes products through approximately 2,700 full-line dealers and distributors with over 6,600 points of sale. Construction Equipment sells and distributes products through approximately 600 full-line dealers and distributors with over 1,500 points of sale.  Agricultural Equipment and Construction Equipment dealers are almost all independently owned and operated. Some Agricultural Equipment dealers also sell construction equipment. In the United States, Canada, Mexico, most of Western Europe, Brazil and Australia, products are generally distributed directly through the independent dealer network. In the rest of the world, products are initially sold to independent distributors who then resell them to dealers, in order to take advantage of their knowledge of the market and minimize marketing costs.

Consistent with our brand promotion program, we generally seek to have dealers sell a full range of our products (such as tractors, combines, hay and forage equipment, crop production equipment and parts). Typically, greater market penetration is achieved where each dealer sells the full line of products from only one of the brands. Although appointing dealers to sell more than one brand is not part of our business model, some joint dealers exist, either for historic reasons or in limited markets where it is not feasible to have a separate dealer for each brand. In some cases, dealerships are operated under common ownership but with separate points of sale for each brand.

In North America and Australia a trade-in of used equipment typically accompanies the sale of new equipment to end-users.  CNH Industrial often provides marketing assistance to its dealers to support the sales of used trade-in equipment through subsidized financing incentives, inventory carrying cost defrayment, or other methodologies.

Exclusive, dedicated dealers generally provide a higher level of market penetration. Some dealers may sell complementary products manufactured by other suppliers in order to complete their product offerings or to satisfy local demand for a particular specialty application or segment.

A strong dealer network with wide geographic coverage is a critical element in the success of Agricultural Equipment and Construction Equipment. We work to enhance our dealer network through the expansion of our product lines and customer services, including enhanced financial services offerings, and an increased focus on dealer support. To assist dealers in building rewarding relationships with their customers, focused customer satisfaction programs have been introduced and they are expected to incorporate customer input into the relevant product development and service delivery processes.

As the equipment rental business becomes a more significant factor in both the agricultural and construction equipment markets, Agricultural Equipment and Construction Equipment are continuing to support their dealer network by facilitating sales of equipment to the local, regional and national rental companies through their dealers as well as by encouraging dealers to develop their own rental activities. A strong dealer service network is required to maintain the rental equipment, and to help ensure that the equipment remains at peak performance levels both during its life as rental equipment and afterward when resold into the used equipment market. Agricultural Equipment and Construction Equipment have launched several programs to support their dealer service and rental operations, including training, improved dealer standards, financing, and advertising. As the rental market is a capital-intensive sector and sensitive to cyclical variations, we expand such activities gradually, with special attention to managing the resale of rental units into the used equipment market by our dealers, who can utilize this opportunity to improve their customer base and generate additional parts business.

We believe that it is generally more cost-effective to distribute our agricultural and construction equipment products through independent dealers, although Agricultural Equipment and Construction Equipment maintain a limited number of company-owned dealerships in some markets. As of December 31, 2014, we operated 3 and 4 company-owned Agricultural Equipment and Construction Equipment dealerships, respectively, primarily in North America and Europe. We also operate a selective dealer development program in territories with growth potential but underdeveloped representation by our agricultural and construction equipment brands that typically involve a transfer of ownership to a qualified operator through a buy-out or private investment after a few years.

Commercial Vehicles

Commercial Vehicles’ worldwide distribution strategy is based on a network of independent dealers, in addition to its own dealerships and branches. As of December 31, 2014, Commercial Vehicles had 672 dealers globally (of which 20 were directly owned by us and 13 were branches), including 299 in Western Europe, 72 in Eastern Europe, 124 in Africa and the Middle East, 69 in Latin America and 108 in the Asia-Pacific region. 502 of those dealers sell commercial vehicles, 95 sell buses and 75 sell special vehicles. All of these dealers sell spare parts for the relevant vehicles. Commercial Vehicles bolsters its distribution strategy by offering incentives to its dealers based on target achievements for sales of new vehicles and parts and providing high quality aftersales services.

A key element of Commercial Vehicles’ growth strategy is its distribution network. In Western Europe, Eastern Europe and Latin America, continued consolidation of the distribution network is aimed at improving service to customers, increasing profitability and reducing overall distribution costs. In Africa and the Middle East, the distribution network is being expanded in order to fully exploit growth in these markets.

In the United Kingdom, Commercial Vehicles is one of the few OEMs that sells commercial vehicles to companies which offer commercial vehicle rental solutions, such as Ryder, Fraikin and Burntree, among others.

In accordance with European legislation, Commercial Vehicles’ dealers have a specific sales territory. Additionally, European law allows our Commercial Vehicles’ dealers to carry multiple brands.

Powertrain

Powertrain provides propulsion solution products for Agricultural Equipment, Construction Equipment and Commercial Vehicles. Additionally, Powertrain’s commercial strategy and business model are focused on the development of a portfolio of medium-to-large OEM customers. Powertrain has entered into long-term supply agreements with Claas, Perkins, Komatsu, Tigercat, Merlo, Carraro, LS Mtron, Argo Tractors and Dieci for off-road applications; Daimler-Fuso, VDL, Ford, Tata-Daewoo, Hyundai Motors, Karsan and Xiamen King Long for on-road applications; and Generac, Himoinsa and Greenpower for power generation applications.

Powertrain has a network of 93 dealers and 899 service points in 100 countries that cover its entire product range and related market sectors. Large OEMs use their own internal networks to obtain parts and services for purchased equipment, while small OEMs frequently rely on us for delivery of parts and services through Powertrain’s worldwide network.

Pricing and Promotion

The actual retail price of any particular piece of equipment and vehicle is determined by the individual dealer or distributor and generally depends on market conditions, features, options and, potentially, regulatory requirements. Actual retail sale prices may differ from the manufacturer-suggested list prices. We sell equipment and vehicles to our dealers and distributors at wholesale prices that reflect a discount from the manufacturer-suggested list price. In the ordinary course of business, we engage in promotional campaigns that may include price incentives or preferential credit terms with respect to the purchase of certain products in certain areas.

We regularly advertise our products to the community of farmers, builders, transporters and agricultural and construction contractors, as well as to distributors and dealers in each of our major markets. To reach our target audience, we use a combination of general media, specialized design and trade magazines, the Internet and direct mail. We also regularly participate in major international and national trade shows and engage in co-operative advertising programs with distributors and dealers. The promotion strategy for each brand varies according to the target customers for that brand.

Parts and Services

The quality and timely availability of parts and services are important competitive factors for each of our businesses, as they are significant elements in overall dealer and customer satisfaction and important considerations in a customer’s original equipment purchase decision. We supply parts, many of which are proprietary, to support items in the current product line as well as for products we have sold in the past. In certain markets, we also offer personalized aftersales customer assistance programs which provide a wide range of modular and flexible maintenance and repair contracts, as well as warranty extension services, to meet a variety of customers’ needs and to support the vehicle’s value over time. Many of our products can have economically productive lives of up to 20 years when properly maintained, and each unit has the potential to produce a long-term parts and services revenue stream for us and our dealers.

As of December 31, 2014, we operated and administered 59 parts depots worldwide either directly, through a joint venture, or through arrangements with warehouse service providers. This network includes 11 parts depots in NAFTA, 21 in EMEA, 5 in LATAM, and 22 in APAC. The network includes 35 parts depots that support Agricultural Equipment, 26 that support Construction Equipment, 20 that support Commercial Vehicles and 3 that support Powertrain.  These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Our parts depots and parts delivery systems provide customers with access to substantially all of the parts required to support our products.

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

As of December 31, 2014, Commercial Vehicles had over 4,700 service outlets. In addition to Commercial Vehicles standard one-year full vehicle warranty and two-year powertrain warranty, which are extended in certain jurisdictions including the United Kingdom and Germany to match competitors’ practices, Commercial Vehicles offers personalized aftersales customer assistance programs.

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
•

in Mexico, we own 50% of CNH de Mexico S.A. de C.V., which manufactures New Holland agricultural equipment and distributes equipment for our Agricultural Equipment brands through one or more of its wholly-owned subsidiaries;

•	in China, we own 50% of Naveco (Nanjing Iveco Motor Co.) Ltd, a well-established company in the Chinese light and medium truck and commercial vehicle market;
•	in China, we own 33.5% of SAIC Iveco Hongyan Commercial Vehicle (“SIH”), which designs, produces and sells heavy vehicles;
•

in China, we control 60% of SAIC Fiat Powertrain Hongyan Ltd (“SFH”), a manufacturing company located in Chongqing, which produces diesel engines under license from Powertrain to be sold in the Chinese market (mainly to SIH) and to be exported to Europe, the U.S. and Latin America; and

•	in South Africa, we own 60% of Iveco South Africa Works (Pty) Ltd., which manufactures medium and heavy duty commercial vehicles and buses.

Suppliers

We purchase materials, parts, and components from third-party suppliers. We had approximately 5,850 global direct suppliers to our manufacturing facilities at December 31, 2014. Our focus on quality improvement, cost reduction, product innovation and production flexibility requires us to rely upon suppliers with a focus on quality, reliability and the ability to provide cost reductions. We view our relationships with suppliers as critical to our operational effectiveness, and in recent years, we have established closer ties with a significantly reduced number of suppliers, selecting those that enjoy a leading position in the relevant markets.

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

In Europe, customer financing for customers of Agricultural Equipment and Construction Equipment is primarily managed through CNH Industrial Capital Europe S.a.S., a joint venture with BNP Paribas Group (49.9% owned by CNH Industrial N.V. and accounted for under the equity method) that operates in Italy, France, Germany, Belgium, The Netherlands, Luxembourg, the U.K., Spain and Austria. Vendor programs with banking partners are also in place in France, Portugal, Denmark and Poland. Dealer financing and customer financing activities not managed by the joint venture with BNP Paribas or the vendor programs are managed through our captive financial services subsidiaries.

In the first quarter of 2014, CNH Industrial and BNP Paribas reached an agreement to extend the joint-venture services to CNH Industrial’s Commercial Vehicles business in Italy, Germany, France, the U.K. and other major European markets. As a result of this increase in scope, CNH Industrial Capital Europe is now the captive finance company for all our current businesses in major European countries.

In Spain, financial services related to Commercial Vehicles are managed through Transolver Finance Establecimiento Financiero de Credito S.A., a joint venture with the Santander Group (50% owned by CNH Industrial N.V. and accounted for under the equity method) which offers retail and dealer financing services.

In Eastern Europe, financial services for customers of Commercial Vehicles are managed by fully consolidated captive financial services companies.

In Brazil, our captive financial services company, Banco CNH Industrial Capital S.A. (“Banco CNH Capital”), offers both dealer and customer financing for customers of Agricultural Equipment and Construction Equipment. For customer financing, Banco CNH Capital mainly serves as intermediary for funding provided by BNDES, a federally-owned financial institution linked to the Brazilian Ministry of Development, Industry and Foreign Trade. Vendor programs offered jointly with banking partners are also in place.  Starting from January 2014, Banco CNH Capital also provides financial services to dealers and customers of Commercial Vehicles in LATAM.

In Australia, Agricultural Equipment and Construction Equipment offer dealer and end-customer financing through a captive financial services company.

In China, financial services are provided to dealers and customers of Commercial Vehicles through FCA or its subsidiaries or affiliates.

Customer Financing

Financial Services has certain retail underwriting and portfolio management policies and procedures that are specific to Agricultural Equipment, Construction Equipment and Commercial Vehicles. This distinction allows the Financial Services segment to reduce risk by deploying industry-specific expertise in each of these businesses. We provide retail financial products primarily through our dealers, who are trained in the use of the various financial products. Dedicated credit analysis teams perform retail credit underwriting. The terms for financing equipment and vehicle retail sales typically provide for retention of a security interest in the equipment or vehicles financed.

Financial Services’ guidelines for minimum down payments for equipment and vehicles generally range from 5% to 30% of the actual sales price, depending on equipment types, repayment terms and customer credit quality. Finance charges are sometimes waived for specified periods or reduced on certain equipment sold or leased in advance of the season of use or in connection with other sales promotions. Financial Services generally receives compensation from Agricultural Equipment, Construction Equipment or Commercial Vehicles equal to a competitive interest rate for periods during which finance charges are waived or reduced on the retail notes or leases. The cost is accounted for as a deduction in arriving at net sales for the applicable segment.

Dealer Financing

Financial Services provides wholesale floor plan financing for nearly all of our dealers, which allows them to acquire and maintain a representative inventory of products. Financial Services also provides some working capital and real estate loans on a limited basis. For floor plan financing, Financial Services generally provides a fixed period of “interest free” financing to the dealers. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of sales seasonality. After the “interest-free” period, if the equipment or vehicles remain in dealer inventory, the dealer pays interest costs. Financial Services generally receives compensation from the applicable Industrial Activities business equal to a competitive interest rate for the “interest-free” period.

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

Sources of Funding

The long-term profitability of Financial Services’ activities largely depends on the cyclical nature of the industries in which we operate, interest rate volatility and the ability to access funding on competitive terms. Financial Services funds its operations and lending activity through a combination of term receivable securitizations, committed asset-backed and unsecured facilities, secured and unsecured borrowings, affiliated financing and retained earnings. We will continue to evaluate alternative funding sources to help ensure that Financial Services maintains access to capital on favorable terms in support of its business, including through new funding arrangements, joint venture opportunities, vendor programs or a combination of the foregoing.

Financial Services has periodically accessed the public financial markets and ABS markets in the United States, Canada and Australia, as part of its wholesale and retail financing programs when those markets offer funding opportunities on competitive terms. Financial Services’ ability to access these markets will depend, in part, upon general economic conditions, legislative changes and the segment’s financial condition and portfolio performance. These factors can be negatively affected by cyclical swings in the industries in which we operate.

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

Legal Proceedings

As a global company with a diverse business portfolio, we are exposed to numerous legal risks, particularly in the areas of product liability (including asbestos-related liability), product performance, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. The most significant of these matters are described in “Note 13: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2014.

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

Starting January 2011, Iveco and certain of its competitors have been subject to an investigation being conducted by the European Commission into certain business practices of the leading manufacturers of trucks and commercial vehicles in the European Union in relation to possible anti-competitive behavior.

On November 20, 2014, Iveco received a Statement of Objections from the European Commission alleging that Iveco and other companies in the heavy and medium truck industry had breached EU antitrust rules. The Commission indicated that it would seek to impose significant fines on the manufacturers. The Statement of Objections is a formal step in the Commission’s investigative process and details the Commission’s preliminary view of the conduct of the companies involved.

The Statement of Objections is not a final decision and, as such, it does not prejudice the final outcome of the proceedings. Under the applicable procedural rules, the Commission will review the manufacturers’ responses before issuing a decision and any decision would be subject to further appeals.

Iveco is evaluating the Statement of Objections and the documents on the Commission’s case file, and intends to issue its response to the Commission in due course and to avail itself of any opportunity allowed by the procedure to clarify its position in this matter. Given the numerous uncertainties in the next stages of the investigation, the Company is unable to predict the outcome or to estimate the potential fine at this time.

Insurance

We maintain insurance with third-party insurers to cover various risks arising from our business activities including, but not limited to, risk of loss or damage to our assets or facilities, business interruption losses, general liability, automobile liability, product liability and directors and officers liability insurance. We believe that we maintain insurance coverage that is customary in our industry. We use a broker that is a subsidiary of FCA to place a portion of our insurance coverage.

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

A listing of our significant directly and indirectly owned subsidiaries as of December 31, 2014, is set forth in an exhibit to this annual report on Form 20-F.

D. Property, Plant and Equipment

As of December 31, 2014, we owned 64 manufacturing facilities. We also own other significant properties including spare parts centers, research laboratories, test tracks, warehouses and office buildings.

A number of our manufacturing facilities (land and industrial buildings) are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. These assets equaled approximately $93 million and $101 million at December 31, 2014 and 2013, respectively.

We make capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and improve capacity, and for maintenance and engineering. In 2014, our total capital expenditures in long-lived assets, excluding assets sold with buy-back commitments and equipment on operating leases, were $1,022 million of which 15% was spent in NAFTA, 12% in LATAM, 62% in EMEA and 11% in APAC. These capital expenditures were funded through a combination of cash generated from operating activities and borrowings under short-term facilities. In 2013, our total capital expenditures were $1,227 million.

The following table provides information about our significant manufacturing and engineering facilities as of December 31, 2014:

Location	Primary Functions	Approximate Covered Area (Sqm/ 000)
Italy

S. Mauro	Excavators; R&D center	57
Modena	Components (Agricultural Equipment and Construction Equipment)	102
S. Matteo	R&D center (Agricultural Equipment)	51
Jesi	Tractors	77
Lecce	Construction Equipment; R&D center	130
Piacenza	Special purpose vehicles; R&D center	63
Brescia	Medium vehicles, cabs, chassis; R&D center	275
Suzzara	Light vehicles; R&D center	175
Brescia	Firefighting vehicles; R&D center	28
Bolzano	Defense vehicles; R&D center	81
Pregnana Milanese	Diesel engines	31
Torino	R&D center (Commercial Vehicles)	100
Torino	R&D center (Powertrain)	28
Torino	Diesel engines	142
Torino	Production of transmissions and axles	239
Foggia	Diesel engines; drive shafts	151
United States
New Holland	Agricultural Equipment; R&D center	104
Grand Island	Agricultural Equipment and combines	128
Benson	Sprayers, cotton pickers; R&D center	41
Burlington	Backhoe loaders, forklift trucks; R&D center	91
Fargo	Tractors, wheeled loaders; R&D center	88
Goodfield	Soil management equipment; R&D center	39
Racine	Tractors, transmissions	105
Mt. Joy	R&D center (Agricultural Equipment)	11
Wichita	Skid steer loaders; R&D center	46
Burr Ridge	R&D center (Agricultural Equipment, Construction Equipment and Diesel engine)	43
Calhoun¹	Dozers; R&D center	31
St. Nazianz	Sprayers	24
France
Coex	Grape Harvesters; R&D center	26
Croix	Cabins (Agricultural Equipment)	12
Tracy-Le-Mont	Hydraulic cylinders (Agricultural Equipment and Construction Equipment)	16
Annonay	Buses; R&D center	137
Venissieux	R&D center (Commercial Vehicles)	11
Rorthais	Buses; R&D center	29
Fourchambault	Engines	22
Bourbon Lancy	Diesel engines; R&D center	102
Fecamp	Diesel engines	25
Brazil
Belo Horizonte	Construction Equipment; R&D center	70
Curitiba	Combines and tractors; R&D center	103
Piracicaba	Sugar cane harvesters; R&D center	12
Sorocaba	Crawler loaders, backhoe loaders, excavators, Agricultural Equipment; R&D Center	160

Sete Lagoas	Heavy and light vehicles, defense vehicles; R&D center	119
Sete Lagoas	Engines; R&D center	14
Germany
Berlin	Construction Equipment; R&D center	59
Ulm	Firefighting vehicles; R&D center	35
Ulm	R&D center (Commercial Vehicles)	144
Argentina
Cordoba	Diesel Engines	20
Ferreira	Production of trucks and buses	44
Cordoba	Agricultural Equipment—Tractors	30
Belgium
Antwerp	Components (Agricultural Equipment)	79
Zedelgem	Combines, agricultural equipment; R&D center	159
Spain
Madrid	Heavy vehicles; R&D center	134
Valladolid	Light vehicles	74
China
Harbin	Tractors, balers; R&D center	250
Chongqing	Diesel Engine; R&D centers	76
Foshan	Sugar cane harvesters	11
India
Pithampur	Backhoe Loaders, Earth Compactors	29
Noida	Tractors; R&D center	82
Others
Basildon (U.K.)	Tractors; R&D center	129
Plock (Poland)	Combines; R&D center	95
Saskatoon (Canada)	Agricultural Equipment (sprayers, seeders); R&D Center	61
Dandenong (Australia)	Production of trucks; R&D center	42
St. Valentin (Austria)	Tractors; R&D center	56
Vysoke Myto (Czech Republic)	Production of buses; R&D center	123
Queretaro (Mexico)	Components (Agricultural Equipment and Construction Equipment)	15
Naberezhnye Chelny (Russia)	Agricultural Equipment	50
La Victoria (Venezuela)	Assembly of light and heavy vehicles and buses	56
Rosslyn (South Africa)	Trucks and buses	55
Arbon (Switzerland)	R&D of Diesel Engines	6

1. The Calhoun, GA facility is expected to be closed in 2015.

Environmental Matters

We are subject to extensive environmental laws and regulations in the countries in which we operate. In addition to governing our manufacturing and other operations, these laws often impact the development of our products, including, but not limited to, required compliance with air emissions standards applicable to engines. We have made, and expect that we may make additional, significant capital and research and development expenditures to comply with these standards now and in the future.

We are conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly, owned and/or operated by us, or which are being decommissioned. We believe that the outcome of these activities will not have a material adverse effect on our business, financial position or results of operations.

For further information, see “Note 13: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2014 as well as “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operations—Costs of ongoing compliance with, or failure to comply with, environmental laws could have an adverse effect on our results of operations.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The discussion in “Item 5. Operating and Financial Review and Prospects” should be read in conjunction with our consolidated financial statements for the years ended December 31, 2014, 2013 and 2012.

The results presented in this annual report are prepared with the U.S. dollar as the reporting currency and in accordance with U.S. GAAP and for the period on and after September 29, 2013, reflect the Merger between Fiat Industrial and CNH Global completed on that date. The Merger had no impact on the consolidated activities of the former Fiat Industrial and therefore the results presented in this annual report relating to the period before the closing date of the Merger represent the results of Fiat Industrial prepared under U.S. GAAP. However, starting from September 29, 2013, the closing date of the Merger, net profit and net equity that previously would have been attributed to the ex-CNH Global minority shareholders are included in the profit and net equity attributable to owners of the parent. Prior to the Merger, Fiat Industrial prepared its financial statements under IFRS. CNH Industrial also prepares consolidated financial statements in accordance with IFRS for European listing purposes and Dutch legal requirements.  Additional information on the Merger and related accounting impacts is provided in the notes to our consolidated financial statements.

This discussion includes forward-looking statements, which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. See the Safe Harbor Statement beginning on page 64 and “Item 3. Key Information—D. Risk Factors” for a discussion of risks and uncertainties facing us.

Overview

We are a leading global capital goods company engaged in the design, production, marketing, sale and financing of agricultural equipment, construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and civil protection, as well as engines, transmissions and axles for those equipment and vehicles and engines for marine and power generation applications.

Following the Merger, the Company has realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, (ii) Construction Equipment, (iii) Commercial Vehicles, (iv) Powertrain, and (v) Financial Services. Our Industrial Activities include the Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as corporate functions.

We generate revenues and cash flows principally from the sale of equipment and vehicles to dealers and distributors. Financial Services provides a range of financial products focused on the finance of sales and leases of equipment and vehicles by our dealers and their customers.

Revenues of Industrial Activities are presented net of discounts, allowances, settlement discounts and rebates, as well as costs for sales incentive programs, determined on the basis of historical costs, country by country, and charged against profit for the period in which the corresponding sales are recognized. Our sales incentive programs include the granting of retail financing at discounts to market interest rates. The corresponding cost to Industrial Activities is recognized at the time of the initial sale and the revenues of Financial Services are recognized on a pro rata basis in order to match the cost of funding.

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

For Construction Equipment, segmentation varies by regional market: in developed markets, demand is oriented toward more sophisticated machines that boost operator productivity, while in developing markets, demand is oriented toward more utilitarian models with greater perceived durability. Sales levels for heavy construction equipment are particularly dependent on the expected level of major infrastructure construction and repair projects, which is a function of expected economic growth and government spending. For light construction equipment, the principal factor influencing demand is the level of residential and commercial construction, remodeling and renovation, which is influenced in turn by interest rates and availability of financing, as well as, in the residential sector, levels of disposable income and, in the commercial sector, the broader economic cycle. For additional discussion regarding the principal factors affecting results for Construction Equipment, see “Item 4. Information on the Company—B. Business Overview—Industry Overview—Construction Equipment.”

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

Personnel costs change over time impacted by the terms of collective bargaining agreements, inflation and average number of employees. A significant proportion of our employees are based in countries where labor laws impose significant restrictions on employers’ rights and, accordingly, we have limited ability to downsize our personnel in response to a decrease in production during periods of market downturn.

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

Non-GAAP Financial Measures

We monitor our operations through the use of several non-GAAP financial measures including: i) Operating Profit of Industrial Activities and Financial Services, ii) Trading Profit, iii) Net Debt and Net Debt of Industrial Activities, and iv) Revenues on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the reader’s ability to assess our financial performance and financial position. They provide us with measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which we operate.

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

A. Operating Results

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Note 21: Supplemental Information” to our consolidated financial statements for the year ended December 31, 2014, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Industrial Activities include the Financial Services business on the equity basis of accounting. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.

2014 Compared to 2013

Consolidated Results of Operations

	2014	2013
	(in millions)
Revenues:
Net sales	$31,196	$32,632
Finance and interest income	1,359	1,204
Total Revenues	32,555	33,836
Costs and Expenses:
Cost of goods sold	25,534	26,551
Selling, general and administrative expenses	2,925	3,094
Research and development expenses	1,106	1,222
Restructuring expenses	184	71
Interest expense	1,318	1,196
Other, net	399	328
Total Costs and Expenses	31,466	32,462
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,089	1,374
Income taxes	(467)	(671)
Equity in income of unconsolidated subsidiaries and affiliates	86	125
Net income	708	828
Net income (loss) attributable to noncontrolling interests	(2)	151
Net income attributable to CNH Industrial N.V.	$710	$677

Revenues

We recorded revenues of $32,555 million in 2014, a decrease of 3.8% compared to 2013 (down 2.1% on a constant currency basis), with revenue growth for Construction Equipment and Powertrain more than offset by declines for Agricultural Equipment and Commercial Vehicles. Agricultural Equipment reported net revenues of $15,204 million for 2014, a 9.3% decrease over 2013 due to lower volumes and unfavorable product mix primarily in LATAM and NAFTA. Construction Equipment reported net revenues of $3,346 million, a 2.7% increase from 2013 due to positive pricing in NAFTA and LATAM, along with positive volume and mix in NAFTA and EMEA. Commercial Vehicles reported revenues of $10,888 million for 2014, a 3.5% decrease (down 1.6% on a constant currency basis) over 2013 due to lower volumes and the negative impact of currency translation, partially offset by better pricing in all regions. Powertrain reported revenues of $4,464 million for 2014, a 1.2% increase compared with 2013, primarily attributable to higher volumes of engines sold. Financial Services reported revenues of $1,828 million, up 8.9% over 2013.

Cost of Goods Sold

Cost of goods sold were $25,534 million in 2014 compared with $26,551 million in 2013. As a percentage of net sales of Industrial Activities, cost of goods sold was 81.8% and 81.3% in the years ended December 31, 2014 and 2013, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses amounted to $2,925 million in 2014 (9.0% of revenues), a 5.5% decrease compared with the $3,094 million recorded in 2013 (9.1% of revenues). The decrease was primarily due to cost containment actions at Commercial Vehicles and Construction Equipment, partially offset by higher provisions for credit losses at Financial Services.

Research and Development Expenses

In 2014, research and development expenses were $1,106 million compared to $1,222 million in 2013. The expenses were mainly attributable to continued investment in new products and engine emissions compliance programs.

Restructuring Expenses

In July 2014, we launched a comprehensive efficiency program designed to enhance the efficiency and competitiveness of our Industrial Activities.

The program is expected to result in a total cumulative charge of approximately $280 million over three years, with a non-cash impact of approximately 20%. The majority of the restructuring charges impacted or will impact the income statement in 2014 and 2015, respectively. Benefits from this program started to impact our operating performance in the third quarter of 2014.

Restructuring actions in Agricultural Equipment are mainly related to the closure of the joint venture in China as the business model is no longer viable in the current environment and cost reduction activities as a result of negative demand conditions.

Actions identified by Construction Equipment are related to the re-tooling of its industrial footprint in connection with the enlargement of the licensing agreements with Sumitomo (S.H.I.) Construction Machinery Co., Ltd, as well as the realignment of the dealer networks in EMEA as a result of the re-positioning of the Case and New Holland brand offerings. The announced closure of the assembly plant in Calhoun, Georgia, USA, represents one of those actions.

Commercial Vehicles actions are focused on selling, general and administrative expenses and business support costs as a result of the transition to CNH Industrial’s regional structure, as well as the completion of manufacturing product specialization programs.

Restructuring expenses were $184 million in 2014 compared to $71 million in 2013. In 2014, Commercial Vehicles recorded $102 million mainly due to actions to reduce selling, general and administrative expenses and business support costs as a result of the transition to CNH Industrial’s regional structure and costs related to the completion of manufacturing product specialization programs.   Construction Equipment recorded $39 million mainly due to the realignment of the dealer networks in EMEA, as a result of the re-positioning of the Case and New Holland brand offerings and the announced closure of an assembly plant in Calhoun, Georgia. Agricultural Equipment recorded $43 million primarily for the planned closure of a 60% owned joint venture in China and cost reduction activities as a result of negative demand conditions.

In 2013, the costs were mainly related to Commercial Vehicles as a consequence of the actions initiated in 2012 to rationalize the heavy truck and firefighting businesses.

Interest Expense

Interest expense was $1,318 million in 2014 ($1,196 million in 2013), of which $613 million was attributable to Industrial Activities, net of interest income and eliminations ($548 million in 2013). The increase in 2014 is due to an increase in average net industrial debt, partially offset by more favorable interest rates primarily related to new debt issuances in 2014.

Other, net

Other, net expenses were $399 million, an increase of $71 million from $328 million in 2013. Based on changes to the way Venezuela’s exchange rate mechanism operates, we changed the bolivar fuerte (“Bs.F.”) rate used to re-measure our Venezuelan Commercial Vehicles operations financial statements in U.S. dollars. As a result of this change, we recorded a pre-tax remeasurement charge of $71 million during 2014.  In 2013, we recorded a pre-tax charge related to the dissolution of the Financial Services joint venture with Barclays ($41 million) and costs for the rationalization of strategic suppliers. Also in 2013, we recorded an additional loss of $26 million on the sale of the Kobelco Construction Machinery Co. Ltd. investment, following an adverse ruling issued in 2013 by the arbitrator on the price of the transaction.

Income Taxes

	2014	2013
	(in millions, except percents)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$1,089	$1,374
Income taxes	$467	$671
Effective tax rate	42.9%	48.8%

The decrease in the effective tax rate from 2013 to 2014 was primarily due to the net result of the pre-tax charge relating to the re-measurement of Venezuelan assets recognized in 2014, for which no tax benefit was recorded, that was more than offset by the favorable resolution of tax audits recorded in 2014, the net impact on valuation allowance adjustments and lower losses in jurisdictions where benefit losses are not recognized.

Equity in Income of Unconsolidated Subsidiaries and Affiliates

Equity in income of unconsolidated subsidiaries and affiliates was $86 million in 2014 (compared to $125 million in 2013), mainly due to lower earnings from APAC joint ventures as a result of more difficult trading conditions.

Business Segments

The following is a discussion of our results by segment.

	2014	2013	$ Change	% Change
	(in millions, except percentage)
Revenues:
Agricultural Equipment	$15,204	$16,763	$(1,559)	-9.3%
Construction Equipment	3,346	3,258	88	2.7%
Commercial Vehicles	10,888	11,278	(390)	-3.5%
Powertrain	4,464	4,412	52	1.2%
Eliminations and other	(2,704)	(3,050)	346
Total net sales of Industrial Activities	31,198	32,661	(1,463)	-4.5%
Financial Services	1,828	1,679	149	8.9%
Eliminations and other	(471)	(504)	33
Total Revenues	$32,555	$33,836	$(1,281)	-3.8%

	2014	2013	$ Change	% Change
	(in millions, except percentage)
Operating Profit:
Agricultural Equipment	$1,770	$2,008	$(238)	-11.9%
Construction Equipment	79	(97)	176	181.4%
Commercial Vehicles	29	74	(45)	-60.8%
Powertrain	223	187	36	19.3%
Eliminations and other	(113)	(77)	(36)
Total Industrial Activities Operating Profit	1,988	2,095	(107)	-5.1%
Financial Services	554	514	40	7.8%
Eliminations and other	(343)	(332)	(11)
Total Operating Profit	$2,199	$2,277	$(78)	-3.4%

	2014
	(in millions)
	Industrial Activities	Financial Services	Eliminations	Consolidated
Trading Profit under IFRS	$1,867	$532	$—	$2,399
Development costs, net	(244)	—	—	(244)
Reclassification of Interest compensation to Financial Services	357		(357)	—
Other adjustments and reclassifications, net	8	22	14	44
Total adjustments and reclassifications	121	22	(343)	(200)
Operating Profit under U.S. GAAP	$1,988	$554	$(343)	$2,199

	2013
	(in millions)
	Industrial Activities	Financial Services	Eliminations	Consolidated
Trading Profit under IFRS	$2,119	$518	$—	$2,637
Development costs, net	(443)	—	—	(443)
Reclassification of Interest compensation to Financial Services	352	—	(352)	—
Other adjustments and reclassifications, net	67	(4)	20	83
Total adjustments and reclassifications	(24)	(4)	(332)	(360)
Operating Profit under U.S. GAAP	$2,095	$514	$(332)	$2,277

Net sales of Industrial Activities were $31,198 million in 2014, a 4.5% decrease as compared to the prior year (down 2.8% on a constant currency basis). Net sales increases at Construction Equipment and Powertrain were offset by declines in Agricultural Equipment, primarily in LATAM and NAFTA, and Commercial Vehicles compared to the prior year.

Operating profit of Industrial Activities was $1,988 million in 2014, a decrease of $107 million compared to 2013. Operating profit improved in Construction Equipment and Powertrain, and declined in Agricultural Equipment and Commercial Vehicles. Construction Equipment benefitted from favorable volume and mix in all regions, positive price realization, and cost efficiencies. For Powertrain, the improvement was mainly due to the increase in sales, primarily with third parties, and continued industrial cost efficiencies. For Commercial Vehicles, positive performance in EMEA and APAC and significant reductions in selling, general and administrative expenses were more than offset by the negative effects of challenging trading conditions in LATAM, due to a significant decline in market demand. For Agricultural Equipment, lower volume and negative product mix were partially offset by positive net price realization, industrial efficiencies and structural cost reductions in selling, general and administrative and research and development expenses.

Industrial Activities Performance by Business

Agricultural Equipment

Net Sales

The following table shows Agricultural Equipment net sales broken down by geographic region in 2014 compared to 2013:

Agricultural Equipment Sales – by geographic region:

($ million)	2014	2013	% Change
NAFTA	$6,884	$7,460	(7.7)%
EMEA	4,719	4,889	(3.5)%
LATAM	1,975	2,613	(24.4)%
APAC	1,626	1,801	(9.7)%
Total	$15,204	$16,763	(9.3)%

Net sales for the Agricultural Equipment business were $15,204 million in 2014, a 9.3% decrease compared to 2013 (down 7.9% on a constant currency basis). The decrease was primarily driven by unfavorable volume and product mix, particularly in LATAM and NAFTA with a significant decrease for high horsepower products.  This impact was partially offset by positive pricing.

Worldwide agricultural equipment industry unit sales were down in 2014, with global demand for tractors down 7% and combines down 18%. NAFTA tractor sales were up 3%, largely concentrated in the lower horsepower segment (under 140 hp).  The over 140 hp segment and combine demand were both down 25% year over year. LATAM tractor sales decreased 15% and combine sales decreased 24%. EMEA markets were down 8% for tractors and 10% for combines. APAC markets decreased 8% for tractors and

9% for combines. Market share performance was flat for tractors and down for combines, mainly due to the transition to Tier 4B engine compliant products in NAFTA and a negative market mix in APAC.

Operating Profit

Agricultural Equipment operating profit was $1,770 million (operating margin 11.6%), down $238 million from $2,008 million operating profit for 2013 (operating margin 12.0%).  Operating margin was down due to negative industrial cost absorption (due to decreased volumes) and unfavorable volume and mix (primarily tractors with horsepower over 140 and combines in NAFTA) that were only partially offset by net price realization and selling, general and administrative and research and development expense reductions.

Construction Equipment

Net Sales

The following table shows Construction Equipment net sales broken down by geographic region in 2014 compared to 2013:

Construction Equipment Sales – by geographic region:

($ million)	2014	2013	% Change
NAFTA	$1,476	$1,253	17.8%
EMEA	660	633	4.3%
LATAM	894	986	(9.3)%
APAC	316	386	(18.1)%
Total	$3,346	$3,258	2.7%

Net sales for Construction Equipment were $3,346 million in 2014, a 2.7% increase compared to 2013 (up 5.1% on a constant currency basis). The increase was primarily driven by positive pricing in NAFTA and LATAM, along with positive volume and mix in NAFTA and EMEA.  This was partially offset by weakened activity in LATAM and APAC.

Worldwide heavy and light construction equipment industry sales were down 9% and up 5%, respectively, from the prior year. Industry heavy construction equipment sales were up in NAFTA and EMEA but decreased in LATAM and APAC.  Industry light construction equipment sales were up in NAFTA and EMEA, flat in APAC and down considerably in LATAM.  Our worldwide market share was flat overall, with increases in all regions for heavy equipment being offset by slight decreases in the light construction equipment markets in APAC and EMEA.

Operating Profit

Construction Equipment operating profit was $79 million, improving $176 million from the $97 million operating loss reported in 2013 due primarily to favorable pricing in NAFTA and LATAM, positive volume and mix in all regions, and continued containment actions in selling, general and administrative and research and development expenses as a result of the realization of the Company’s brand re-alignment initiatives and global excavator strategy.

Commercial Vehicles

Net Sales

The following table shows Commercial Vehicles net sales broken down by geographic region in 2014 compared to 2013:

Commercial Vehicles Sales – by geographic region:

($ million)	2014	2013	% Change
EMEA	$8,026	$7,668	4.7%
LATAM	1,773	2,583	(31.4)%
APAC	1,089	1,027	6.0%
Total	$10,888	$11,278	(3.5)%

Commercial Vehicles net sales were $10,888 million in 2014, a 3.5% decrease over 2013 (down 1.6% on a constant currency basis) due to lower volumes and the negative impact of currency translation, partially offset by better pricing in all regions. Net sales increased in EMEA, driven by higher volumes and favorable mix for trucks, despite lower deliveries in the bus business due to the transition to Euro VI applications. In LATAM, net sales decreased significantly (-31%) as a result of overall weak market conditions, production curtailments to realign dealer inventories to market demand, and the negative impact of currency translation. In APAC, net sales increased due to higher volumes, mainly for buses, partially offset by the negative impact of currency translation.

During 2014, Commercial Vehicles delivered a total of 128,163 vehicles (including buses and specialty vehicles), representing a 5.5% decrease from the prior year. Volumes were higher in the light segment (+2.1%), primarily as a result of the launch of the new Daily, while volumes declined in the heavy (-8.7%) and medium (-24.5%) segments driven by weak trading conditions in LATAM and Euro V pre-buy demand in the second half of 2013 in EMEA. Commercial Vehicles deliveries increased 3.9% in EMEA and 0.9% in APAC, but declined 37.5% in LATAM (with Brazil down approximately 33% and Argentina down approximately 39%).

The European truck market (GVW ≥3.5 tons) registered a 1.0% increase over 2013 to approximately 667,700 units. Light vehicles (GVW 3.5-6 tons) increased 8.4%, while the medium vehicles market (GVW 6.1-15.9 tons) and heavy vehicles market (GVW >16 tons) decreased 18.4% and 6%, respectively, mainly due to increased sales of Euro V vehicles in the second half of 2013 prior to the introduction of Euro VI emissions regulations in January 2014. The industry continued to experience large variations in demand across markets.

The Company’s market share in the European truck market (GVW ≥3.5 tons) remained unchanged year-over-year at an estimated 10.9%. In the light segment, the share is estimated to be 10.7% (down 0.6 p.p.). In the medium segment, the Company’s market share increased 4.5 p.p. to 29.1%, with gains in nearly all markets, and in the heavy segment was up 0.6 p.p. to 7.5%.

In LATAM, truck registrations (GVW ≥3.5 tons) were down 16.4% over the prior year to 188,800 units, with decreases of 9.4% in Brazil, 26.0% in Argentina, and 73.1% in Venezuela. Our share in LATAM was 10.1%, a decline of 0.9 percentage points over 2013, driven by a 1.0 percentage point decrease in Brazil to 7.8%.  Market share increased 0.8 p.p. and 0.4 p.p., respectively, in the light and medium segments, while market share declined 1.9 p.p. in the heavy segment.

In APAC, registrations decreased 2.6% compared to 2013, mainly due to the decline in demand in the Russian Federation (down 21.6%) and market share was down 0.2 p.p. to 1.9%.

The following tables show our unit deliveries by geographic area and by product in 2014 compared to 2013:

Commercial Vehicles Deliveries – by geographic area:

(units in thousands)	2014	2013	% Change
France	18.5	18.3	1.1%
Germany & Switzerland	17.8	17.5	1.7%
U.K.	6.3	6.6	-4.5%
Italy	14.4	14.8	-2.7%
Iberia (Spain & Portugal)	8.2	6.4	28.1%
Rest of EMEA	32.2	30.1	7.0%
EMEA	97.4	93.7	3.9%
LATAM	18.8	30.1	-37.5%
APAC	12.0	11.9	0.8%
Total Sales	128.2	135.7	-5.5%
Naveco	97.5	126.9	-23.2%
SAIC Iveco Hongyan	25.0	28.0	-10.7%
Total	250.7	290.6	-13.7%

Commercial Vehicles Deliveries– by product:

(units in thousands)	2014	2013	% change
Heavy	30.8	33.7	-8.6%
Medium	15.4	20.4	-24.5%
Light	69.5	68.0	2.2%
Buses	8.6	9.4	-8.5%
Specialty vehicles(*)	3.9	4.2	-7.1%
Total Sales	128.2	135.7	-5.5%

(*)	Defense and firefighting vehicles

Operating Profit

In 2014, Commercial Vehicles recorded an operating profit of $29 million (operating margin 0.3%), compared to $74 million in 2013, (operating margin 0.7%) as a result of difficult trading conditions and negative foreign exchange currency impacts in LATAM that were only partially offset by the recovery of trucks in EMEA and cost control actions within selling, general and administrative expenses.

Powertrain

Net Sales

Powertrain net sales were $4,464 million in 2014, an increase of 1.2% compared to 2013 (up 1.4% on a constant currency basis). The increase was primarily attributable to higher volumes of engines sold. Sales to external customers accounted for 41% of total net sales, up from 34% in 2013.

During 2014, Powertrain sold a total of 583,589 engines, an increase of 7.1% relative to 2013. By major customer, 24% of Powertrain’s engines were supplied to Commercial Vehicles, 24% to Agricultural Equipment, 5% to Construction Equipment, and the remaining 47% to external customers. Additionally, Powertrain delivered 64,174 transmissions (+3.3% compared with 2013) and  156,921 axles (in line with 2013).

Operating Profit

For 2014, Powertrain recorded an operating profit of $223 million (operating margin 5.0%), compared to $187 million (operating margin 4.2%) in 2013.  The increase was due to an increase in volumes, a larger proportion of third-party business and industrial efficiencies.

Financial Services Performance

Finance and Interest Income

Financial Services reported revenues of $1,828 million in 2014, up 8.9% relative to 2013 primarily due to an increase in the average value of the portfolio.

Operating Profit

For 2014, Financial Services recorded an operating profit of $554 million, compared to $514 million in 2013. The improvement was mainly attributable to the increase in the average value of the portfolio, partially offset by higher provisions for credit losses.

Reconciliation of Operating Profit to Net Income

The following table includes the reconciliation of our net income, the most comparable U.S. GAAP financial measure, to our operating profit, a non-GAAP measure:

	2014	2013	Change
	(dollars in millions)
Operating profit:
Industrial Activities	$1,988	$2,095	$(107)
Financial Services	554	514	40
Eliminations and other	(343)	(332)	(11)
Total Operating profit	2,199	2,277	(78)
Restructuring expenses	(184)	(71)	(113)
Interest expenses of Industrial Activities, net of interest income and eliminations	(613)	(548)	(65)
Other, net	(313)	(284)	(29)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,089	1,374	(285)
Income taxes	(467)	(671)	204
Equity in income of unconsolidated subsidiaries and affiliates	86	125	(39)
Net income	$708	$828	$(120)

2013 Compared to 2012

Consolidated Results of Operations

	2013	2012
	(in millions)
Revenues:
Net sales	$32,632	$31,529
Finance and interest income	1,204	1,272
Total Revenues	33,836	32,801
Costs and Expenses:
Cost of goods sold	26,551	25,569
Selling, general and administrative expenses	3,094	3,036
Research and development expenses	1,222	1,129
Restructuring expenses	71	231
Interest expense	1,196	1,209
Other, net	328	280
Total Costs and Expenses	32,462	31,454
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,374	1,347
Income taxes	(671)	(564)
Equity in income of unconsolidated subsidiaries and affiliates	125	93
Net income	828	876
Net income attributable to noncontrolling interests	151	120
Net income attributable to CNH Industrial N.V.	$677	$756

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

Business Segments

The following is a discussion of our results by segment.

	2013	2012	$ Change	% Change
	(in millions, except percentage)
Revenues:
Agricultural Equipment	$16,763	$15,657	$1,106	7.1%
Construction Equipment	3,258	3,770	(512)	-13.6%
Commercial Vehicles	11,278	11,081	197	1.8%
Powertrain	4,412	3,764	648	17.2%
Eliminations and other	(3,050)	(2,706)	(344)
Total net sales of Industrial Activities	32,661	31,566	1,095	3.5%
Financial Services	1,679	1,698	(19)	-1.1%
Eliminations and other	(504)	(463)	(41)
Total Revenues	$33,836	$32,801	$1,035	3.2%

	2013	2012	$ Change	% Change
	(in millions, except percentage)
Operating Profit:
Agricultural Equipment	$2,008	$1,681	$327	19.5%
Construction Equipment	(97)	(7)	(90)	1285.7%
Commercial Vehicles	74	517	(443)	-85.7%
Powertrain	187	162	25	15.4%
Eliminations and other	(77)	(126)	49
Total Industrial Activities Operating Profit	2,095	2,227	(132)	-5.9%
Financial Services	514	382	132	34.6%
Eliminations and other	(332)	(324)	(8)
Total Operating Profit	$2,277	$2,285	$(8)	-0.4%

	2013
	(in millions)
	Industrial Activities	Financial Services	Eliminations	Consolidated
Trading Profit under IFRS	$2,119	$518	$—	$2,637
Development costs, net	(443)	—	—	(443)
Reclassification of Interest compensation to Financial Services	352	—	(352)	—
Other adjustments and reclassifications, net	67	(4)	20	83
Total adjustments and reclassifications	(24)	(4)	(332)	(360)
Operating Profit under U.S. GAAP	$2,095	$514	$(332)	$2,277

	2012
	(in millions)
	Industrial Activities	Financial Services	Eliminations	Consolidated
Trading Profit under IFRS	$2,273	$377	$—	$2,650
Development costs, net	(429)	—	—	(429)
Reclassification of Interest compensation to Financial Services	344	—	(344)	—
Other adjustments and reclassifications, net	39	5	20	64
Total adjustments and reclassifications	(46)	5	(324)	(365)
Operating Profit under U.S. GAAP	$2,227	$382	$(324)	$2,285

Net sales for Industrial Activities were $32,661 million in 2013, a 3.5% increase as compared to the prior year. The increase was primarily due to continued growth in Agricultural Equipment and Powertrain, partially offset by challenging market conditions in Construction Equipment and Commercial Vehicles.

Operating profit for Industrial Activities was $2,095 million in 2013, a decrease of $132 million compared to 2012, as higher volumes and positive mix in Agricultural Equipment and better capacity utilization for Powertrain were offset by Euro VI transitional costs, less favorable product mix and pricing environment for Commercial Vehicles and lower volumes for Construction Equipment.

Industrial Activities Performance by Business

Agricultural Equipment

Net Sales

The following table shows Agricultural Equipment net sales broken down by geographic region in 2013 compared to 2012:

Agricultural Equipment Sales – by geographic region:

($ million)	2013	2012	% Change
NAFTA	$7,460	$6,972	7.0%
EMEA	4,889	4,787	2.1%
LATAM	2,613	1,937	34.9%
APAC	1,801	1,961	-8.2%
Total	$16,763	$15,657	7.1%

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

Commercial Vehicles

Net Sales

The following table shows Commercial Vehicles net sales broken down by geographic region in 2013 compared to 2012:

Commercial Vehicles Sales – by geographic region:

($ million)	2013	2012	% Change
EMEA	$7,668	$7,316	4.8%
LATAM	2,583	2,424	6.6%
APAC	1,027	1,341	(23.4)%
Total	$11,278	$11,081	1.8%

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

The following tables show our unit deliveries by geographic area and by product in 2013 compared to 2012:

Commercial Vehicles Deliveries – by geographic area

(units in thousands)	2013	2012	% Change
France	18.3	17.8	2.8%
Germany	15.0	14.1	6.4%
UK	6.6	7.0	(5.7)%
Italy	14.8	13.9	6.5%
Spain	5.8	5.4	7.4%
Rest of EMEA	33.2	36.3	(8.5)%
EMEA	93.7	94.5	(0.8)%
LATAM	30.1	26.1	15.3%
APAC	11.9	16.4	(27.4)%
Total Sales	135.7	137.0	(0.9)%
Naveco	126.9	114.8	10.5%
SAIC Iveco Hongyan	28.0	17.0	64.7%
Total	290.6	268.8	8.1%

Commercial Vehicles Deliveries – by product

(units in thousands)	2013	2012	% Change
Heavy	33.7	33.3	1.2%
Medium	20.4	17.6	15.9%
Light	68.0	73.3	(7.2)%
Buses	9.4	9.1	3.3%
Specialty vehicles (*)	4.2	3.7	13.5%
Total Sales	135.7	137.0	(0.9)%

(*)	Defense and firefighting vehicles.

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

Reconciliation of Operating Profit to Net Income

The following table includes the reconciliation of our net income, the most comparable U.S. GAAP financial measure, to our operating profit, a non-GAAP measure:

	2013	2012	Change
	(in millions)
Operating profit:
Industrial Activities	$2,095	$2,227	$(132)
Financial Services	514	382	132
Eliminations and other	(332)	(324)	(8)
Total Operating profit	2,277	2,285	(8)
Restructuring expenses	(71)	(231)	160
Interest expense of Industrial Activities, net of interest income and eliminations	(548)	(515)	(33)
Other, net	(284)	(192)	(92)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,374	1,347	27
Income taxes	(671)	(564)	(107)
Equity in income of unconsolidated subsidiaries and affiliates	125	93	32
Net income	828	876	(48)

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

Particularly in light of the current economic uncertainty, developments occurring during 2015 and following years may differ from our estimates and assumptions, and therefore might require significant adjustments to the carrying amount of certain items, which as of the date of this annual report cannot be accurately estimated or predicted. The principal items affected by estimates are the allowances for doubtful accounts receivable and inventories, long-lived assets (tangible and intangible assets), the residual values of vehicles leased out under operating lease arrangements or sold with buy-back commitments, sales allowances, product warranties, pension and other postemployment benefits, deferred tax assets and contingent liabilities.

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

Goodwill and indefinite-lived other intangible assets are tested for impairment at least annually. In 2014 and 2013, we performed our annual impairment review as of December 31 and concluded that there was no impairment in either year. We evaluate events and changes in circumstances to determine if additional testing may be required.

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

We determine the fair value of our reporting units using multiple valuation methodologies, relying largely on an income approach but also incorporating value indicators from a market approach. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. The income approach is dependent on several critical management assumptions, including estimates of future sales, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements, and the weighted average cost of capital (discount rate). Discount rate assumptions include an assessment of the risk inherent in the future cash flows of the respective reporting units. Expected cash flows used under the income approach are developed in conjunction with our budgeting and forecasting process. Under the market approach, we estimate the fair value of the Agricultural Equipment and Construction Equipment reporting units using revenue and earnings before interest, tax, depreciation and amortization (“EBITDA”) multiples, and estimate the fair value of the Financial Services reporting unit using book value, tangible book value and interest margin multiples. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics as the respective reporting units. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same, or a similar, line of business or be subject to similar financial and business risks, including the opportunity for growth.

As of December 31, 2014, the estimated fair value of our Agricultural Equipment and Financial Services reporting units and indefinite-lived intangible assets substantially exceeded the respective carrying values. The Construction Equipment reporting unit’s excess of fair value over carrying value was approximately 18%. This reporting unit is considered to be at higher risk of potential failure of step one of the impairment test in future reporting periods, due primarily to declines in market demand for construction equipment.

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

Realization of the residual values is dependent on our future ability to market the assets under then-prevailing market conditions. We continually evaluate whether events and circumstances have occurred which impact the estimated residual values of the assets on operating leases. The used vehicle market was carefully monitored throughout 2014 to ensure that write-downs were properly determined; however, additional write-downs may be required if market conditions should deteriorate further.

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

Pension and Other Postemployment Benefits

As more fully described in “Note 11: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2014, we sponsor pension, healthcare and other postemployment plans in various countries. We actuarially determine the costs and obligations relating to such plans using several statistical and judgmental factors. These assumptions include discount rates, rates for expected returns on plan assets, rates for compensation increases, mortality rates, retirement rates, and healthcare cost trend rates, as determined by us within certain guidelines. To the extent actual experiences differ from our assumptions or our assumptions change, we may experience gains and losses that we have not yet recognized in our consolidated statements of operations but would be recognized in equity. For our pension and postemployment benefit plans, we recognize net gain or loss as a component of defined benefit plan cost for the year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of (1) the projected benefit obligation or (2) the fair or market value of the plan assets at year end. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of active employees, and by the average life expectancy for inactive employees expected to receive benefits under the plan.

In October 2014, the Society of Actuaries (“SOA”) in the United States issued an updated mortality table (“RP-2014”) and mortality improvement scale (“MP-2014”). Accordingly, we reviewed the historical mortality experience and demographic characteristics of  our U.S. Pension and Healthcare plan participants and have decided to adopt variants of the Blue Collar tables of RP-2014 as the base mortality tables, and Male Scale BB as opposed to MP-2014 as the mortality improvement scale. We believe the new mortality assumptions most appropriately represent the experience and characteristics of our U.S. plans. The adoption of the new mortality assumptions resulted in a total increase of $69 million to our benefit obligations at December 31, 2014, of which, $37 million was related to Pension plans and $32 million to Healthcare plans.  Additionally, the adoption will result in an increase of $13 million to our 2015 benefit cost.

The following table shows the effects of a one percentage-point change in our primary actuarial assumptions on pension, healthcare and other postemployment benefit obligations and expense:

	2015 Benefit Cost		Year End Benefit Obligation
	One Percentage-Point Increase	One Percentage-Point Decrease	One Percentage-Point Increase	One Percentage-Point Decrease
	(in millions)
Pension benefits
Assumed discount rate	$(31)	$35	$(426)	$511
Expected long-term rate of return on plan assets	(26)	26	n/a	n/a
Healthcare benefits:
Assumed discount rate	(17)	18	(142)	163
Assumed healthcare cost trend rate (initial and ultimate)	35	(29)	181	(152)
Other benefits:
Assumed discount rate	1	(1)	(45)	53

Realization of Deferred Tax Assets

At December 31, 2014, we had net deferred tax assets on temporary differences and theoretical tax benefits arising from tax loss carry forwards of $2,808 million, of which $1,514 million is not recognized in the financial statements. The corresponding totals at December 31, 2013 were $2,824 million and $1,530 million, respectively. We have recorded deferred tax assets at the amount that we believe is more likely than not to be recovered. The need to record a valuation allowance is based on an assessment of the relative impact of positive and negative evidence available, whereby objectively verifiable evidence takes precedence over other forms of evidence. A recent period (three-years) of cumulative losses incurred is considered a significant piece of negative evidence that is difficult to be overcome by positive evidence based on management’s forward-looking plans.

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

New Accounting Pronouncements Adopted

Comprehensive Income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 requires preparers to report information about reclassifications out of accumulated other comprehensive income. For significant items reclassified out of accumulated other comprehensive income to net income in their entirety in the same reporting period, reporting (either on the face of the statement where net income is presented or in the notes) is required about the effect of the reclassifications on the respective line items in the statement where net income is presented. For items that are not reclassified to net income in their entirety in the same reporting period, a cross reference to other disclosures currently required under U.S. GAAP (e.g., pension amounts that are included in inventory) is required in the notes. The above information must be presented in one place (parenthetically on the face of the financial statements by income statement line item or in a note). Please see “Note 18: Accumulated Other Comprehensive Income (Loss)” to our consolidated financial statements for the year ended December 31, 2014 for the disclosures required under this pronouncement.

New Accounting Pronouncements Not Yet Adopted

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”).  ASU 2014-09 supersedes the revenue recognition requirements in Accounting Standards Codification 605—Revenue Recognition and most industry-specific guidance throughout the Codification. The standard requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for fiscal years beginning after December 15, 2016, and for interim periods within those fiscal years. The guidance can be applied retrospectively to each prior reporting period presented (full retrospective method) or retrospectively with a cumulative effect adjustment to retained earnings for initial application of the guidance at the date of initial adoption (modified retrospective method). The Company is in the process of assessing the method of adoption it will elect and the impact of the adoption of ASU 2014-09 on its financial position, results of operations and cash flows.

In August 2014, the FASB issued ASU 2014-15, Uncertainties About an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). ASU 2014-15 provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. An entity must also provide certain disclosures if there is “substantial doubt” about the entity’s ability to continue as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The Company does not believe the adoption of this standard will have a material impact on its financial position or results of operations.

In February 2015, the FASB issued ASU 2015-02, Consolidation.  ASU 2015-02 is intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations and securitized structures.  The new standard eliminates the previous deferral in Accounting Standards Codification (“ASC”) 810, which allowed reporting entities with interests in certain investment funds to follow previously issued consolidations guidance, and makes changes to both the variable interest model and the voting model.  ASU 2015-02 is effective for annual periods ending after December 15, 2015.  The Company is currently assessing the impact of the adoption of ASU 2015-02 on its financial position, results of operations and cash flows.

B. Liquidity and Capital Resources

The following discussion of liquidity and capital resources principally focuses on our consolidated statements of cash flows and our consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the end of 2015. See “Item 3. Key Information—D. Risk Factors” for additional information concerning risks related to our business, strategy and operations.

Cash Flow Analysis

At December 31, 2014, we had cash and cash equivalents of $5,163 million, a decrease of $404 million, or 7.3%, from $5,567 million at December 31, 2013. Cash and cash equivalents at December 31, 2014 did not include $978 million ($922 million at December 31, 2013) of restricted cash that was reserved principally for the servicing of securitization-related debt. The aggregate of cash and cash equivalents and restricted cash, which we consider to constitute our principal liquid assets, totaled $6,141 million at December 31, 2014, a decrease of $348 million or 5.4% from the total at the end of year 2013 ($6,489 million).

The following table summarizes the changes to cash flows from operating, investing and financing activities for each of the years ended December 31, 2014, 2013 and 2012.

	2014	2013	2012
	(in millions)
Cash provided by (used in):
Operating activities	$681	$1,522	$842
Investing activities	(1,959)	(3,788)	(2,597)
Financing activities	1,365	2,616	599
Translation exchange differences	(491)	18	—
Net increase (decrease) in cash and cash equivalents	$(404)	$368	$(1,156)

Net Cash from Operating Activities

Cash provided by operating activities in 2014 totaled $681 million, compared to $1,522 million in 2013, and comprised the following elements:

•	$708 million in net income for 2014;
•	plus $1,140 million in non-cash charges for depreciation and amortization ($731 excluding assets sold with buy-back commitments and equipment on operating leases);
•	plus $262 million in losses on the disposal of assets and other non-cash items;
•	plus $3 million in dividends (netted against equity income) received from equity investees;
•	plus changes in other liabilities of $121 million and a negative change in deferred income taxes of $39 million;
•	minus $1,514 million in change in working capital and other operating assets and liabilities.

In 2013, $2,156 million of the $1,522 million in cash generated by operating activities during the year was from income-related cash inflows (calculated as net income plus amortization and depreciation, dividends, equity income, changes in other liabilities and deferred taxes, net of gains/losses on disposals and other non-cash items), with $634 million resulting from an increase in working capital (calculated on a comparable scope of operations and at constant exchange rates).

In 2012, cash generated from operating activities was $842 million, of which $2,415 million was from income-related inflows, offset by an increase of $1,573 million in working capital (calculated on a comparable scope of operations and at constant exchange rates).

Net Cash from Investing Activities

In 2014, investing activities absorbed $1,959 million in cash (compared to $3,788 million in cash used by investing activities in 2013). The negative flows were primarily generated by:

•

investments in tangible and intangible assets that used $2,836 million in cash (compared to $2,666 million in 2013). Excluding investments for our long-term rental operations and relating to vehicles sold under buy-back commitments, investments amounted to $1,022 million in 2014 ($1,227 million in 2013); and

•	minus $602 million of proceeds from the sale of assets, mainly related to assets sold with buy-back commitments and equipment on operating leases.

In 2013, cash used in investing activities totaled $3,788 million. Expenditure on tangible and intangible assets totaled $2,666 million. Excluding investments for our long-term rental operations and relating to vehicles sold under buy-back commitments, investments amounted to $1,227 million in 2013 ($1,048 million in 2012). The increase in receivables from retail financing activities amounted to $1,468 million, and the proceeds from the sale of assets amounted to $473 million ($7 million excluding those related to our long-term rental operations and relating to vehicles sold under buy-back commitments).

In 2012, cash used in investing activities totaled $2,597 million. Expenditure on tangible and intangible assets totaled $2,234 million. Excluding investments for our long-term rental operations and relating to vehicles sold under buy-back commitments, investments amounted to $1,048 million. The increase in receivables from retail financing activities amounted to $873 million, and the proceeds from the sale of assets amounted to $509 million, mainly related to assets sold with buy-back commitments and equipment on operating leases.

The following table summarizes our investments in tangible assets (excluding assets sold with buy-back commitments and assets leased on operating lease) by segment and intangible assets for each of the years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012
	(in millions)
Agricultural Equipment	$361	$495	$459
Construction Equipment	45	61	96
Commercial Vehicles	358	424	259
Powertrain	128	139	134
Total Industrial Activities investments in tangible assets	892	1,119	948
Industrial Activities investments in intangible assets	113	101	94
Total Industrial Activities capital expenditures	1,005	1,220	1,042
Financial Services investments in tangible assets	1	1	-
Financial Services investments in intangible assets	16	6	6
Total capital expenditures	$1,022	$1,227	$1,048

We incurred these capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and increase capacity, and for maintenance and engineering.

Net Cash from Financing Activities

Cash generated from financing activities totaled $1,365 million in 2014 (compared to a total of $2,616 million of cash generated in 2013). Increased debt funding from our Industrial Activities, as a result of an increase in working capital, and Financial Services, as a result of an increase in our long-term rental assets, was partially offset by dividend payments of $382 million.

In 2013, cash generated by financing activities totaled $2,616 million.  Increased debt funding from our Financial Services activities was partially offset by dividend payments of $368 million.

In 2012, cash generated from financing activities totaled $599 million. Dividend payments of $616 million, which included the $259 million payment of the extraordinary dividend to CNH Global noncontrolling interests, and repayment in 2013 of debt outstanding with Barclays at year-end 2012 were offset by increased utilization of credit facilities and the $750 million in cash proceeds from new bond issues.

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

In the continuing environment of uncertainty in the financial markets, our policy is to keep a high degree of flexibility with our funding and investment options in order to maintain our desired level of liquidity. In managing our liquidity requirements, we are pursuing a financing strategy that includes open access to a variety of financing sources, including capital markets, bank credit lines and ABS transactions.

A summary of our strategy is set forth below:

•

To fund Industrial Activities’ short-term financing requirements and to ensure near-term liquidity, Industrial Activities will continue to sell certain of its receivables to Financial Services and rely on internal cash flows including managing working capital. We will also supplement our short-term financing by drawing on existing or new credit lines with banks.

•

To the extent funding needs of Industrial Activities are determined to be of a longer-term nature, we may access public medium- term debt markets as well as private investors and banks, as appropriate, to refinance borrowings and replenish our liquidity.

•

Financial Services’ funding strategy is to maintain a sufficient level of liquidity and flexible access to a wide variety of financial instruments. We expect securitizations, intersegment borrowings and sale of receivables (factoring) to continue to represent a substantial portion of our capital structure. However, we will continue to diversify our funding sources and expand our investor base within Financial Services to create a stand-alone funding profile and support the target of investment grade credit ratings. We will continue to look at the public ABS market as an important source of funding in North America and Australia. In addition to our current funding and liquidity sources, which include a combination of term receivables, securitizations, committed asset-backed facilities, and unsecured and secured borrowings, we expect changes to our funding profile as costs and terms of accessing the unsecured term market are favorable. In addition to offering unsecured notes and accessing unsecured committed bank facilities, Financial Services will continue to evaluate financing alternatives to further diversify its funding base. We will tailor our offerings to improve investor interest in our securities while optimizing economic factors and reducing execution risks.

On a global level, we will continue to evaluate alternatives to ensure that Financial Services has access to capital on favorable terms to support its business, including agreements with global or regional partners, new funding arrangements or a combination of the foregoing. Our access to external sources of financing, as well as the cost of financing, is dependent on various factors, including our credit ratings. Currently, we are rated below investment grade, with long-term corporate credit ratings of “BB+” (with a stable outlook) and a short-term rating of “B” from S&P, and a “Ba1” corporate family rating with a stable outlook from Moody’s. A credit rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating. A deterioration in our ratings could impair our ability to obtain debt financing and would increase the cost of such financing. Ratings are influenced by a number of factors, including, among others: financial leverage on an absolute basis or relative to peers, the composition of the balance sheet and/or capital structure, material changes in earnings trends and volatility, ability to dividend monies from subsidiaries and our competitive position. Material deterioration in any one, or a combination, of these factors could result in a downgrade of our ratings, thus increasing the cost, and limiting the availability, of financing.

Consolidated Debt

As of December 31, 2014, and 2013, our consolidated debt was as detailed in the table below:

	Consolidated		Industrial Activities		Financial Services
	2014	2013	2014	2013	2014	2013
	(in millions)
Total Debt	$29,594	$29,866	$11,520	$11,948	$24,086	$25,408

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

The calculation of Net Debt as of December 31, 2014 and 2013 and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, are shown below:

	Consolidated		Industrial Activities		Financial Services
	2014	2013	2014	2013	2014	2013
	(in millions)
Total Debt(*)(**)	$29,594	$29,866	$11,520	$11,948	$24,086	$25,408
Less:
Cash and cash equivalents	5,163	5,567	4,122	4,010	1,041	1,557
Restricted cash	978	922	1	—	977	922
Intersegment notes receivables(**)	—	—	4,671	5,680	1,341	1,810
Derivatives hedging debt	35	44	35	44	—	—
Net Debt (Cash)	$23,418	$23,333	$2,691	$2,214	$20,727	$21,119

(*)	Inclusive of adjustments related to fair value hedges.

(**)   The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $3,330 million and $3,870 million as of December 31, 2014 and 2013, respectively.

The increase in the Net Debt position in 2014, compared to 2013, mainly reflects an increase in working capital for Industrial Activities.

The following table shows the change in Net Debt of Industrial Activities for 2014:

($ million)	2014
Net Debt of Industrial Activities at beginning of year	$(2,214)
Net income	708
Amortization and depreciation(*)	725
Changes in provisions and similar, and items related to assets sold under buy-back commitments, and assets under operating lease	(87)
Change in working capital	(1,025)
Investments in property, plant and equipment, and intangible assets(*)	(1,005)
Other changes	8
Net industrial cash flow	(676)
Capital increases and dividends	(364)
Currency translation differences	563
Change in Net Debt of Industrial Activities	(477)
Net Debt of Industrial Activities at end of year	$(2,691)

(*)	Excluding assets sold under buy-back commitments and assets under operating lease

At December 31, 2014, we had an aggregate amount of $9,371 million in bonds outstanding. For information on the terms and conditions of the bonds, including applicable financial covenants, see “Note 9: Debt” to our consolidated financial statements for the year ended December 31, 2014.

Global Medium Term Note (GMTN) Program. We have a global medium-term note program allowing for the placement of debt securities with institutional investors outside of the United States which was established in February 2011 and has a total authorized amount of €10 billion ($12 billion). At December 31, 2014, €3,900 million ($4,735 million) was outstanding under the program, all such debt having been issued by CNH Industrial Finance Europe S.A. and guaranteed by CNH Industrial N.V. In March 2014, CNH Industrial Finance Europe S.A. issued €1 billion of 2.750% bonds at 99.471% due in March 2019 and in September 2014, CNH Industrial Finance Europe S.A. issued €700 million of 2.875% bonds at 99.22% due in September 2021.

Euro 1.75 billion Revolving Credit Facility. On November 21, 2014, we entered into a €1.75 billion ($2.1 billion) five-year revolving credit facility to replace the existing €2 billion ($2.4 billion) three-year, multi-currency revolving credit facility, which was scheduled to mature in February 2016. The facility expires in November 2019 and includes:

•

financial covenants (Net debt/EBITDA and EBITDA/Net interest ratios relating to industrial activities) and other customary covenants (including a negative pledge, pari passu and restrictions on the incurrence of indebtedness by certain subsidiaries);

•

customary events of default (some of which are subject to minimum thresholds and customary mitigants), including cross-default provisions, failure to pay amounts due or to comply with certain provisions under the loan agreement and the occurrence of certain bankruptcy-related events; and

•	mandatory prepayment obligations upon a change in control of CNH Industrial or the borrower.

CNH Industrial N.V. has guaranteed any borrowings under the revolving credit facility with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.).

For more information on our outstanding indebtedness, see “Note 9: Debt” to our consolidated financial statements for the year ended December 31, 2014.

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

At December 31, 2014, our receivables from financing activities included receivables sold and financed through both securitization and factoring transactions of $14.7 billion ($15.0 billion at December 31, 2013), which do not meet derecognition requirements, and therefore must be recorded on our statement of financial position. These receivables are recognized as such in our financial statements even though they have been legally sold; a corresponding financial liability is recorded in the consolidated balance sheets as debt (see Note 3 to our consolidated financial statements for the year ended December 31, 2014).

Total interest-bearing debt of Financial Services was $24.1 billion at December 31, 2014 compared to $25.4 billion at December 31, 2013.

During 2014, CNH Industrial Capital LLC (a Financial Services subsidiary) continued to diversify its funding sources with an issuance of unsecured debt securities, for an aggregate amount of $500 million at an annual fixed rate of 3.375% due in 2019.  In 2013, CNH Industrial Capital LLC had two issues of unsecured debt securities, for an aggregate amount of $1.1 billion, including an issue of debt securities in the amount of $600 million, at an annual fixed rate of 3.625% due in 2018 and an issue of debt securities in the amount of $500 million at an annual fixed rate of 3.250% due in 2017.

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

We believe that funds available under our current liquidity facilities, those realized under existing and planned asset-backed securitization programs and issuances of debt securities and those expected from ordinary course refinancing of existing credit facilities, together with cash provided by operating activities, will allow us to satisfy our debt service requirements for the coming year. At December 31, 2014, we had available committed credit lines expiring after twelve months of $2.7 billion.

CNH Industrial Capital’s securitized debt is repaid with the cash generated by the underlying amortizing receivables. Accordingly, additional liquidity is not normally necessary for the repayment of such debt. CNH Industrial Capital has traditionally relied upon the term ABS market and committed asset-backed facilities as a primary source of funding and liquidity.

If CNH Industrial Capital were unable to obtain ABS funding at competitive rates, CNH Industrial’s ability to conduct its financial services activities would be limited.

Pension and Other Post-Employment Benefits

Pension Plans

Pension plan obligations primarily comprise the obligations of our pension plans in the United States, the United Kingdom and Germany.

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

At December 31, 2014 and 2013, the difference between the present value of the pension plan obligations and the fair value of the related plan assets was a deficit of $933 million and $776 million, respectively. In 2014, we contributed $29 million to the plan assets and made direct benefit payments of $34 million for our pension plans. Our expected total contribution to pension plan assets and direct benefit payments is estimated to be $61 million for 2015.

Healthcare Plans

Healthcare postretirement benefit plan obligations comprise obligations for healthcare and insurance plans granted to our employees working in the United States and Canada. These plans generally cover employees retiring on or after reaching the age of 55 who have completed at least 10 years of employment. United States salaried and non-represented hourly employees and Canadian employees hired after January 1, 2001 and January 1, 2002, respectively, are not eligible for postretirement healthcare and life insurance benefits under our plans. These plans are not required to be funded. Beginning in 2007, we made contributions on a voluntary basis to a separate and independently managed fund established to finance the NAFTA healthcare plans.

At December 31, 2014 and 2013, the difference between the present value of the healthcare plan obligations and the fair value of the related plan assets was a deficit of $1,136 million and $1,019 million, respectively. During 2014, benefits paid directly by us for healthcare plans amounted to $65 million and we expect to make direct benefit payments of $70 million in 2015.

Other Post-Employment Benefits

Other post-employment benefits consist of benefits for Italian Employee Leaving Entitlements (“TFR”) before December 31, 2006, loyalty bonus in Italy and various other similar plans in France, Germany and Belgium. Before December 31, 2006, Italian companies with more than 50 employees were required to accrue for benefits paid to employees upon them leaving the company. The scheme has since changed to a defined contribution plan. The obligation on our consolidated balance sheet represents the residual reserve for years prior to December 31, 2006. Loyalty bonuses are accrued for employees who have reached certain service seniority and are generally settled when employees leave the company. These plans are not required to be funded and, therefore, have no plan assets.

At December 31, 2014 and 2013, the present value of the obligation for other post-employment benefits amounted to $526 million and $565 million, respectively.

In 2014, we made direct benefit payments of $40 million for other post-employment benefits and expect to make direct benefit payments of $39 million in 2015.

For further information on pension and other post-employment benefits, see “Note 11: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2014.

Joint Liability for Certain Obligations of FCA

CNH Industrial is successor to Fiat Industrial, a company formed as a result of the demerger of Fiat S.p.A. (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) in favor of Fiat Industrial. As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (“the Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At December 31, 2014, the outstanding Liabilities amount to approximately $3.5 billion (of which $3.2 billion consists of bonds guaranteed by FCA). CNH Industrial evaluated as extremely remote the risk of FCA’s insolvency and therefore no specific provision has been accrued in respect of the above mentioned potential joint liability.

C. Research and Development, Patents and Licenses, etc.

Our research, development and engineering personnel design, engineer, manufacture and test new products, components, and systems. We incurred $1,106 million, $1,222 million, and $1,129 million of research and development costs in the years ended December 31, 2014, 2013, and 2012, respectively.

In a continuously and rapidly changing competitive environment, our research activities are a vital component in our strategic development. Our research and development activities are designed to accelerate time-to-market while taking advantage of specialization and experience in different markets.

Research and development activities involved approximately 6,100 employees at 49 sites around the world during 2014.

We own a significant number of patents, trade secrets, licenses and trademarks related to our products and services, and that number is expected to grow as our technological innovation continues. At December 31, 2014, we had 7,518 active granted patents, including 761 new patents registered during the year (in addition to 2,846 pending applications). We file patent applications in Europe, the United States and around the world to protect technology and improvements considered important to the business. Certain trademarks contribute to our identity and the recognition of our products and services and are an integral part of our business, and their loss could have a material adverse effect on us.

Agricultural Equipment—We are marketing the New Holland, Case IH, Steyr and Miller brands and logos as the primary brand names for our agricultural equipment products.

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

D. Trend Information

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

E. Off-Balance Sheet Arrangements

We use certain off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including financial guarantees. Our arrangements are described in more detail below. For additional information, see “Note 13: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2014.

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

At December 31, 2014, we had granted guarantees on the debt or commitments of third parties or unconsolidated subsidiaries totaling $383 million. These guarantees consist of obligations of certain CNH Industrial companies in favor of certain dealers in relation to bank financings as well as performance guarantees on behalf of an unconsolidated subsidiary in relation to commercial commitments for military vehicles.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2014:

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in millions of US Dollars)
Contractual Obligations*
Debt Obligations*
Bonds	$9,371	$1,964	$2,788	$3,769	$850
Borrowings from banks	5,574	2,289	1,885	1,237	163
Asset-backed financing	13,587	6,173	5,526	1,824	64
Other debt	998	605	199	142	52
Capital Lease Obligations	64	7	13	14	30
Operating Lease Obligations	253	72	95	51	35
Purchase Obligations	1,818	1,080	572	146	20
Uncertain tax positions(1)	153	18	—	135	—
Total	$31,818	$12,208	$11,078	$7,318	$1,214

(*)

Amounts presented exclude the related interest expense that will be paid when due. The table above does not include obligations for pensions, post-retirement benefits and health care plans. Our best estimate of expected contributions including direct benefit payment made by us in 2015 to pension plans, healthcare plans and other postemployment plans is $61 million, $70 million and $39 million, respectively. Potential outflows in the years after 2015 are subject to a number of uncertainties, including future asset performance and changes in assumptions, and therefore we are unable to make sufficiently reliable estimates of future contributions beyond that period.

(1)

The total amount of our tax contingencies was $153 million at December 31, 2014. Payment of these liabilities would result from settlements with tax authorities. We estimate that settlements with tax authorities may result in payment of $18 million of these liabilities in 2015 and a final refund of $20 million from Canada related to the 2013 transfer pricing settlement reached with the U.S. and Canada competent authorities. Because of the high degree of uncertainty relating to the timing of future cash outflows associated with these liabilities, we are unable to reasonably estimate the timing of any settlement with tax authorities after 2015.

Debt Obligations

For information on our debt obligations, see “Capital Resources” above and “Note 9: Debt” to our consolidated financial statements for the year ended December 31, 2014. The debt obligations reflected in the table above can be reconciled to the amount in the December 31, 2014 consolidated balance sheet as follows:

(in millions of U.S. dollar)	Ref.	Amount
Debt reflected in the December 31, 2014 consolidated balance sheet	Note 9	$29,594
Less:
Capital lease obligations		(64)
Total debt obligations		$29,530

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

Purchase Obligations

Our purchase obligations at December 31, 2014, included the following:

•

the repurchase price guaranteed to certain customers on sales with a buy-back commitment which is included in the line item other payables in our consolidated statement of balance sheet in an aggregate amount of $1,421 million; and

•	commitments to purchase tangible fixed assets, largely in connection with planned capital expenditures, in an aggregate amount of approximately $397 million.

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

Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements, including, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; compliance requirements imposed if additional engine emissions legislation and/or regulations are adopted; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the evolution of our alliance with KCM and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, other similar risks and uncertainties and our success in managing the risks involved in the foregoing.

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

A. Directors and Senior Management

The Board of Directors consists of eleven directors, who were elected on April 16, 2014 at the Annual General Meeting of Shareholders, seven of whom are independent as provided in the listing standards and rules of the NYSE. The term of office of the current Board of Directors will expire on April 15, 2015 and our shareholders will elect a new Board of Directors for a one-year term at our 2015 annual general meeting of shareholders on April 15, 2015.

As of March 1, 2015, our directors and certain senior managers are as set forth below:

Name	Position with CNH Industrial
Jacqueline Tammenoms Bakker	Director, Member of the Governance and Sustainability Committee
John Elkann	Director, Senior Non-Executive Director, Chairman of the Governance and Sustainability Committee, Chairman of the Compensation Committee
Mina Gerowin	Director, Member of the Governance and Sustainability Committee
Maria Patrizia Grieco	Director, Member of the Compensation Committee
Léo W. Houle	Director, Member of the Compensation Committee
Peter Kalantzis	Director, Member of the Audit Committee, Member of the Compensation Committee
John Lanaway	Director, Member of the Audit Committee
Sergio Marchionne	Director, Chairman
Guido Tabellini	Director
Jacques Theurillat	Director, Chairman of the Audit Committee
Richard Tobin	Director, Chief Executive Officer, Brand President, Case Construction Equipment and New Holland Construction Equipment, President, Construction Equipment Products Segment
Giovanni Bartoli	Brand President, FPT Industrial, President, Powertrain Products Segment
Luc Billiet	President, Parts & Service and Precision Solutions & Telematics
Massimiliano Chiara	Chief Financial Officer
Brad Crews	Chief Operating Officer-NAFTA, President, Agricultural Equipment Products Segment
Vilmar Fistarol	Chief Operating Officer-LATAM
Oddone Incisa della Rocchetta	President-Financial Services
Andreas Klauser	Brand President, Case IH Agricultural Equipment
Linda Knoll	Chief Human Resources Officer
Pierre Lahutte	Brand President, Iveco
Carlo Lambro	Brand President-New Holland Agricultural Equipment
Alessandro Nasi	President-Specialty Vehicles, Group Executive Council Executive Coordinator
Derek Neilson	Chief Operating Officer-EMEA, President, Commercial Vehicles Products Segment
Stefano Pampalone	Chief Operating Officer-APAC
Adrian Pipe	Chief Quality Officer
Annalisa Stupenengo	Chief Purchasing Officer
Tom Verbaeten	Chief Manufacturing Officer

•	Jacqueline Tammenoms Bakker, Director (Non-Executive Director—independent), Member of the Governance and Sustainability Committee

Jacqueline A. Tammenoms Bakker was a Director of Fiat Industrial S.p.A. from April 5, 2012 until the merger of the company into CNH Industrial.

Jacqueline Tammenoms Bakker (1953) studied at Oxford University (BA) and the Johns Hopkins School for Advanced International Studies in Washington D.C. (MA). She joined Shell International in 1977 holding a number of positions in the Netherlands, the U.K. and Turkey. In 1989 she joined McKinsey where she worked as a consultant in the U.K. and the Netherlands until 1995 when she was appointed Vice-President Food Europe at Quest International (Unilever) in the Netherlands. In 1999 she moved to the public sector in the Netherlands, firstly as Director of GigaPort (a public-private initiative to roll out broadband networks), and then as Director-General of Freight Transport (2001-2004) and Director-General of Civil Aviation and Freight Transport (2004-2007) at the Dutch Ministry of Transport. In 2006 she was awarded the Légion d’Honneur for her contribution to cooperation between the Netherlands and France, and in 2006/2007 she chaired the High Level Group on the regulatory framework for civil aviation reporting to the EU Commissioner for Transport. Since 2008 Ms. Tammenoms Bakker has been an independent board member and is currently also a Boardmember of TomTom (NL). She is Chairman of the Van Leer Group Foundation (NL) and Vice-Chair of the advisory board of the Rotterdam School of Management.  Previously she was a Board Member of Vivendi (FR) (2010-2014) and Tesco PLC (UK) (2009-2015).  Born December 17, 1953.

•	John Elkann, Director (Senior Non-Executive Director), Chairman of the Governance and Sustainability Committee, Chairman of the Compensation Committee

John Elkann was a Director of Fiat Industrial S.p.A. from incorporation of the company until its merger into CNH Industrial. Born in New York in 1976, Mr. Elkann holds a degree in Engineering from Politecnico, the Engineering University of Turin (Italy).  Mr. Elkann is Chairman of Fiat Chrysler Automobiles N.V., Chairman and Chief Executive Officer of EXOR S.p.A. and Chairman of Giovanni Agnelli e C. Sapaz. In addition, he serves as Chairman of Cushman & Wakefield and Italiana Editrice and is also on the boards of The Economist Group, News Corporation and Banca Leonardo. While at university, he gained work experience at various Fiat Group companies in the UK and Poland (manufacturing), as well as France (sales and marketing). He started his professional career in 2001 at General Electric as a member of the Corporate Audit Staff, with assignments in Asia, the USA and Europe. Mr. Elkann is member of the IAC of Brookings Institution and of MoMA. He also serves as Vice Chairman of the Italian Aspen Institute and the Giovanni Agnelli Foundation.

•	Mina Gerowin, Director (Non-Executive Director), Member of the Governance and Sustainability Committee

Born in New York, Ms. Gerowin has an A.B. from Smith College in Political Economy, a J.D. from the University of Virginia School of Law and an M.B.A. from Harvard Business School where she was a Baker Scholar. She practiced law in Switzerland and New York then worked as Investment Banker in International Mergers and Acquisitions at Lazard Frères in New York and Paris. Ms. Gerowin formed her own consulting and investing company, completing five LBO transactions and participated in their direction as an officer and director. After their sale she consulted internationally. Ms. Gerowin was a Managing Director and partner of Paulson Europe LLP in London working on event, credit, distressed, recovery and merger arbitrage. She joined Paulson & Co. in 2004, helping establish the hedge fund's Event fund. Mina Gerowin is a Director of EXOR S.p.A., Lafarge S.A. and a member of the Global Advisory Committee of Samsung Asset Management.  Born in 1951.

•	Maria Patrizia Grieco, Director (Non-Executive Director—independent), Member of the Compensation Committee

Maria Patrizia Grieco was a Director of Fiat Industrial S.p.A. from April 5, 2012 until the merger of the company into CNH Industrial.

Ms. Grieco was born in Milan on February 1, 1952 and holds a degree in Law from Milan State University. She began her career in 1977 in the Legal & General Affairs division of Italtel, becoming head of the division in 1994. In 1999 she was appointed as Italtel’s Chief Operating Officer to reorganize and reposition the company, of which she became CEO in 2002. From September 2003 to January 2006, she was CEO of Siemens Informatica, the Siemens Business Services parent company in Italy. She became Member of the Executive Council of Siemens Business Services at worldwide level. From February 2006 to September 2008 she was a Partner of Value Partners and CEO of the Value Team Group – now NTT Data - which provides IT consultancy and services in Italy and abroad through approximately 2,700 professionals. From November 2008 to March 2013 she was CEO of Olivetti. She was also Chairman of Olivetti from June 2011 to June 2014. In May 2014 she was appointed Chairman of Enel S.p.A. She is on the Boards of Anima Holding S.p.A. She has been appointed on November 2014 in the Board of Bocconi Universitiy. She serves as a Director in Save the Children and in the Advisory Board of British Telecom Italy.

•	Léo Houle, Director (Non-Executive Director—independent), Member of the Compensation Committee

Born on August 24, 1947, Mr. Houle was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial. On September 6, 2011, Mr. Houle was appointed to the Board of Directors of Chrysler Group LLC now known as FCA US LLC.

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

Born on December 12, 1945, Mr. Kalantzis was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial. Mr. Kalantzis has been a non-executive member of various boards of directors since 2001. Prior to 2000, he was responsible for Alusuisse-Lonza Group’s corporate development and actively involved in the de-merger and stock market launch of Lonza, as well as the merger process of Alusuisse and Alcan. Mr. Kalantzis served as head of the Chemicals Division of Alusuisse-Lonza Group from 1991 until 1996. In 1991 Mr. Kalantzis was appointed Executive Vice-President and Member of the Executive Committee of the Alusuisse-Lonza Group. Between 1971 and 1990 he held a variety of positions at Lonza Ltd. in Basel. Mr. Kalantzis is Chairman of the Board of Clair Ltd., Cham (Switzerland); Chairman of Von Roll Holding Ltd., Breitenbach (Switzerland); Chairman of Lamda Development Ltd., Athens (Greece); Chairman of Elpe-Thraki S.A., Athens (Greece) and Chairman of Degussa Sonne/Mond Goldhandel AG, Cham (Switzerland). He is a member of the Board of Movenpick-Holding Ltd., Baar (Switzerland); of Paneuropean Oil and Industrial Holdings, Luxembourg; of Consolidated Lamda Holdings (Luxembourg); of SGS Ltd., Geneva (Switzerland); and of Hardstone Services SA, Geneva (Switzerland). From 1993 until 2002, he served on the Board of the Swiss Chemical and Pharmaceutical Association as Vice-President and in 2001-2002 as President. Mr. Kalantzis holds a Ph.D. in Economics and Political Sciences from the University of Basel and engaged in research as a member of the Institute for Applied Economics Research at the University of Basel between 1969 and 1971.

•	John Lanaway, Director (Non-Executive Director—independent), Member of the Audit Committee

Born on April 13, 1950, Mr. Lanaway was elected a director of CNH Industrial N.V. in September 2013.  Mr. Lanaway previously served as a director of CNH Global N.V. from 2006 to 2013.  On September 6, 2011, Mr. Lanaway was appointed to the Board of Directors of Chrysler Group LLC now known as FCA US LLC.

His work and academic background includes: 2011 – Present, independent consultant; 2007 - 2011, Executive Vice President and Chief Financial Officer, North America at McCann Erickson; 2001 - 2007, various positions of increasing responsibility at Ogilvy North America, finally as Senior Vice President and Chief Financial Officer; 1999 - 2001, Chief Financial Officer and Senior Vice President at Geac Computer Corporation Limited; 1997 - 1999, Chief Financial Officer

for Algorithmics Incorporated; 1995 - 1997, Senior Vice President and Chief Financial Officer at Spar Aerospace; 1993 - 1994, Sector Vice President, Labels North America with Lawson Mardon Group Limited; 1989 - 1993, Group Vice President and Chief Financial Officer for Lawson Mardon Group Limited; 1988 - 1989, General Manager at Lawson Mardon Graphics; 1985 - 1988, Vice President, Financial Reporting and Control at Lawson Mardon Group Limited; 1980 - 1985, Client Service Partner at Deloitte; and 1971 - 1980 Student-Staff Accountant-Supervisor-Manager with Deloitte.  Mr. Lanaway graduated from the Institute of Chartered Accountants of Ontario, C.A. and has a Bachelor of Arts degree from the University of Toronto.

•	Sergio Marchionne, Chairman (Executive-Director)

Sergio Marchionne is Chairman of CNH Industrial N.V. He was Chairman of Fiat Industrial S.p.A. and CNH Global N.V. until the merger of these companies into CNH Industrial. He also serves as CEO of Fiat Chrysler Automobiles N.V., Chairman and CEO of FCA US LLC  and Chairman of Ferrari S.p.A. Born in Chieti (Italy) in 1952, he has dual Canadian and Italian citizenship. He holds a Bachelor of Arts with a major in Philosophy from the University of Toronto and a Bachelor of Laws from Osgoode Hall Law School at York University in Toronto, as well as a Master of Business Administration and a Bachelor of Commerce from the University of Windsor (Canada). Mr. Marchionne is a barrister, solicitor and chartered accountant. He began his professional career in Canada. From 1983 to 1985, he worked for Deloitte & Touche. From 1985 to 1988, at the Lawson Mardon Group of Toronto. From 1989 to 1990, he served as Executive Vice President of Glenex Industries. From 1990 to 1992, he was Chief Financial Officer (CFO) at Acklands Ltd. From 1992 to 1994, also in Toronto, he held the position of Vice President of Legal and Corporate Development and CFO of the Lawson Mardon Group. From 1994 to 2000, he covered various positions of increasing responsibility at Algroup, headquartered in Zurich (Switzerland), until becoming its CEO. He then went on to head the Lonza Group Ltd first as CEO (2000-2001) and then as Chairman (2002). In February 2002, he became CEO of the SGS Group of Geneva. In March 2006, he was appointed Chairman of the company, a position which he continues to hold. He was non-executive Vice Chairman and Senior Independent Director of UBS from 2008 until April 2010. Mr. Marchionne became a member of the Fiat S.p.A. Board of Directors in May 2003, and Chief Executive Officer on 1 June, 2004. In addition, in June 2009, he was appointed CEO of Chrysler Group LLC (renamed FCA US LLC in December 2014) and, in September 2011, also assumed the role of Chairman. On 13 October 2014, he became CEO of Fiat Chrysler Automobiles N.V. and Chairman of Ferrari S.p.A. In May 2010, he joined the Board of Directors of EXOR S.p.A. He is a member of the Board of Philip Morris International Inc. and of the Board of the Peterson Institute for International Economics as well as Chairman of the Council for the United States and Italy.

•	Guido Tabellini, Director (Non-Executive Director—independent)

Guido Tabellini was a Director of Fiat Industrial S.p.A. from March 10, 2011 until the merger of the company into CNH Industrial.

Guido Tabellini is a professor at Università Bocconi, where he also served as Rector from November 2008 to October 2012. Also at Bocconi, he served as Director and then President of the Innocenzo Gasparini Institute for Economic Research (IGIER). Prior to that, Mr. Tabellini taught at Stanford University, UCLA, Università di Cagliari and Università di Brescia. He has been a research fellow and advisor for numerous international organizations and research institutes and was a member of the Council of Economic Advisors to the Italian Prime Minister, of the Privatization Committee and of the Advisory Panel on Public Expenditures to the Italian Ministry of the Economy. Mr. Tabellini was born on January 26, 1956 and received a Ph.D. in Economics from UCLA in 1984. He is a Fellow of the Econometric Society and a Foreign Honorary Member of the American Academy of Arts and Sciences. He has won the Y. Jahnsson Award from the European Economic Association and is also a former President of the European Economic Association. Mr. Tabellini has published numerous articles and books on macro-economics and political, international and public economics. He is also columnist for Il Sole 24 Ore. Board memberships at other listed companies: CIR.

•	Jacques Theurillat, Director (Non-Executive Director—independent), Chairman of the Audit Committee

Born on March 20, 1959, Mr. Theurillat was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial.

Since May, 2008, Mr. Theurillat has served as Partner of Ares Life Sciences, a private equity fund whose objective is to build a portfolio in life sciences. Mr. Theurillat served as the Serono SA Deputy CEO until December 2006. In addition to his role as Deputy CEO, he was appointed Senior Executive Vice President, Strategic Corporate Development in May 2006 and was responsible for developing the company’s global strategy and pursuing Serono’s acquisition and in-licensing initiatives. From 2002 to 2006, Mr. Theurillat served as Serono’s President of European and International Sales & Marketing. In this position he was responsible for Serono’s commercial operations in Europe, IBO, Asia-Pacific, Oceania/Japan, Latin America and Canada. He became a Board member in May 2000. From 1996 to 2002, he was Chief Financial Officer. He previously served as Managing Director of the Istituto Farmacologico Serono in Rome, where he started in 1994. In 1993, he was appointed Vice President Taxes and Financial Planning for Serono. In 1990-1993, Mr. Theurillat worked outside Serono, running his own law and tax firm. Before that, he was Serono’s Corporate Tax Director, a post to which he was appointed in 1988. He first joined Serono in 1987 as a Corporate Lawyer working on projects such as the company’s initial public offering. Mr. Theurillat is a Swiss barrister and holds Bachelor of Law degrees from both Madrid University and Geneva University. He also holds a Swiss Federal Diploma (Tax Expert) and has a Master’s degree in Finance.

•

Richard J. Tobin, Chief Executive Officer (Executive-Director) of CNH Industrial N.V., Brand President, Case Construction Equipment and New Holland Construction Equipment, President, Construction Equipment Products Segment

Mr. Tobin is Chief Executive Officer (Executive-Director), Brand President, Case Construction Equipment and New Holland Construction Equipment and President, Construction Equipment Products Segment. Prior to the integration of Fiat Industrial S.p.A. and CNH Global N.V. into CNH Industrial, Mr. Tobin was Group Chief Operating Officer of Fiat Industrial S.p.A. and President and Chief Executive Officer of CNH, a role he assumed in January 2012 after two years as Chief Financial Officer (CFO) for CNH. Mr. Tobin carries forth extensive experience in international finance and management that he acquired through regional and global leadership positions of growing responsibility and scope. He began his career with GTE Corporation in Stamford, Connecticut (U.S.), as Vice President of International Marketing. In 1995, he joined Alusuisse-Lonza SA in Zurich, Switzerland, as General Manager and Vice President, where he remained until 2001, the year when he joined Alcan Aluminum of Montreal, Canada, with a general management role. In 2002, Mr. Tobin joined SGS Group of Geneva, Switzerland, where he became the Chief Operating Officer for North America. In 2004, he became SGS Group’s Chief Finance Officer & Head of Information Technology, a position he retained for six years before finally joining CNH in March 2010. Mr. Tobin holds Bachelor of Arts and Master of Business Administration degrees from Norwich University and Drexel University, respectively. He currently sits on the U.S. Chamber of Commerce Board of Directors and is a member of the Business Roundtable.

•	Giovanni Bartoli, Brand President, FPT Industrial and President, Powertrain Products Segment

Mr. Bartoli was appointed Brand President, FPT Industrial and President, Powertrain Products Segment in February 2015.  Prior to this role, Mr. Bartoli served as CEO of FPT Industrial from January 2011 to February 2015. Before joining Fiat, he spent 12 years at Spica, a major supplier of automotive components owned by Alfa Romeo, where he held a variety of positions of increasing responsibility. Prior to creation of the sector Fiat Powertrain Technologies, Mr. Bartoli had a variety of roles within Fiat Auto, holding key positions in the Product Portfolio and Manufacturing areas. From 2005 to 2007, he served as Vice President Sales & Marketing for FPT’s Passenger & Commercial Vehicles business. He was appointed Vice President International Operations in January 2000. From 2008 to 2010, he held the positions of Vice President Business Development and Vice President International Operations with global responsibility for optimization of FPT’s partnerships. Mr. Bartoli holds a Master’s Degree in Mechanical Engineering.

•	Luc Billiet, President, Parts & Service and Precision Solutions & Telematics

Mr. Billiet assumed the role of President of Parts & Service and Precision Solutions & Telematics in February 2015.  Mr. Billiet was born in Belgium and holds a degree in Business Administration from the Catholic University of Leuven in Belgium. He began his career with Volkswagen in Brussels, Belgium, where he spent 19 years in many positions related to Supply Chain. During this period he had the opportunity to work for four years in Germany and for six years in Brazil. His last role in Brazil, before moving to Fiat in Italy, was as Managing Director Parts and Accessories LATAM. Mr. Billiet joined Fiat in 2005 with responsibility for Logistics for the Car and Light Commercial Vehicles sector. Three years later he joined CNH Global, where he served as Head of Supply Chain Management and after two years, Head of Precision Solutions & Telematics, Training Services and Network Development. He moved to FCA in 2013 as Head of Supply Chain for the EMEA region, a role he also held for the LATAM region since 2014.

•	Massimiliano (Max) Chiara, Chief Financial Officer

Mr. Chiara, prior to his appointment as Chief Financial Officer of CNH Industrial in August 2013, was appointed Chief Financial Officer and Head of Business Development for Fiat Automobiles Latin America (FIASA) in January 2013. Prior to his assignment in FIASA, Mr. Chiara was the Head of Financial Planning and Analysis and Business Development Finance for Fiat S.p.A. and Chrysler Group LLC. His previous experience includes the position of Director of Business Development and International Operations Finance in Fiat Powertrain Technologies, as well as Director of Financial Operations Italy and  Director of Finance – Global Treasury at Teksid Aluminum. Mr. Chiara holds a Bachelor degree of Business, Management and Administration from the Luigi Bocconi University in Milan (Italy) and a CEMS Master’s in International Management from the Bocconi University and the Universität zu Köln (Germany).

•	Brad Crews, Chief Operating Officer-NAFTA and President, Agricultural Equipment Products Segment

Brad Crews assumed the role of Chief Operating Officer NAFTA in April 2014 and President, Agricultural Equipment Products Segment in February 2015. Mr. Crews joined CNH from General Motors in 1994 as a Reliability Specialist, bringing with him diverse experience in facilities, reliability engineering, product management and product development. In 2000, he was appointed Director of Industrial Operations for Crop Production Global Product Line, and, from 2002-2005, served as Plant Manager of CNH’s facility in New Holland, Pennsylvania (U.S.). In 2006, he became Vice President of North American Agricultural Manufacturing, where he served until he was appointed as Senior Vice President of Product Quality and Technical Support in 2009. With the formation of CNH Industrial in 2013, he served as Chief Quality Officer with responsibility for Quality and Product Support. Mr. Crews holds a Bachelor of Science degree in Engineering from the University of Illinois, a Master’s degree in Engineering from the University of Michigan and a Master’s degree in Management from Rensselaer Polytechnic Institute.

•	Vilmar Fistarol, Chief Operating Officer-LATAM

Mr. Fistarol was appointed Head of Group Purchasing Global and named a member of Fiat Chrysler Group Executive Council (GEC) on September 1, 2011. Mr. Fistarol was appointed Director of Human Resources with Fiat Group Automobiles Latin America in June 2010. Concurrently, he was appointed Executive Vice President of Fiat Group Automobiles Argentina. Prior to this role, he was President and CEO of Teksid (Fiat Group Foundry) for NAFTA and Mercosul  from January 2008 to June 2010. From 2005 to 2007, he was Director of Purchasing for Fiat in Latin America. From 2001 to 2005, during the joint venture GM-Fiat WW Purchasing, he was the Executive Director for Purchasing Operations Fiat Latin America and Director of Powertrain and Metallic Purchasing for Latin America, Africa and Middle East. From 1991 to 2001, he served in various roles within Purchasing including Director of Fiat Auto Argentina Purchasing, Purchasing Executive Director of Fiat Auto Metallic Italy and Executive Director of Purchasing for GM-Fiat Powertrain Europe. Mr. Fistarol worked in various roles for Agrale (Brazilian O&M) from 1981 to 1991 and for the Metallurgical Division of Abramo Eberle-Casting Division from 1978 to 1980. He trained in metallurgy at the Technical School Tupy-SC, and graduated in Business Administration at the University of Caxias do Sul, in addition to obtaining an MBA in FDC / Kellogg School of Management in the U.S. and an MBA in FDC / INSEAD in France. Mr. Fistarol was President of Brazil SAE (Society of Automotive Engineers) in 2007-2008.

•	Oddone Incisa della Rocchetta, President-Financial Services

Prior to joining CNH Industrial in his current position, Mr. Incisa della Rocchetta was CEO and General Manager of FGA Capital since March 2011. Mr. Incisa started his professional career with the Fiat Group in the Finance team of Fiat Bank in Germany in 1997. He spent 4 years with this team and finished as the Head of Control and Treasury. In 2001, he moved to Brazil and was the CFO of Banco Fiat for two years. Mr. Incisa then moved to Turin, Italy in 2003 as the Head of Financial Planning & Analysis for Fidis Retail and FGA Capital. In 2008, he moved to Racine, Wisconsin as the CFO for CNH Capital. He was born in Italy and holds degrees in Economics, cum laude, from University of Turin and a Master’s degree in Management from ESCP-Europe (formerly, EAP) Paris, Oxford and Berlin.

•	Andreas Klauser, Brand President, Case IH Agricultural Equipment

Mr. Klauser assumed the role of President of Case IH Agricultural Equipment in December 2009. He has more than 20 years of experience in the agricultural industry, much of which he has gained through roles of increasing importance within CNH. Mr. Klauser joined the Case IH brand in 1990 as Export Manager for Steyr tractors in Western and Eastern Europe. From 1997-2006, he served as Business Director, Austria and Central Europe for the Case IH, New Holland Agriculture, and Steyr brands. In addition to this role, he also became Sales and Marketing Director, Poland, in 2001. In 2006, he was appointed Vice President and General Manager, Europe for Case IH and Steyr, a role he held until assuming his global position as head of the Case IH brand. Mr. Klauser holds a degree from Steyr's HTBLA program, a Federal Higher Technical Institute for Mechanical Engineering, and a degree in Export Business from the University of Linz.

•	Linda Knoll, Chief Human Resources Officer

Ms. Knoll is responsible for providing leadership and companywide direction for the CNH Industrial Human Resources function, including organizational development, talent management, compensation and benefits, employee relations, union negotiations and compliance and staffing.  Since September 2011, Knoll has concurrently held the same CHRO and Group Executive Council positions at Fiat Chrysler Automobiles N.V. Ms. Knoll honed her career in CNH Industrial predecessor companies through numerous operational roles, accumulating a wealth of relevant industry experience spanning more than 20 years.  This ultimately culminated in a variety of leadership appointments, including Vice President and General Manager of the Crop Production Global Product Line, Vice President North America Agricultural Industrial Operations, Executive Vice President Agricultural Product Development, President Parts and Service (ad interim) and Executive Vice President Worldwide Agricultural Manufacturing, where she was responsible for overseeing twenty-two factories in ten countries around the world.  Prior to joining CNH Industrial in 1994, Ms. Knoll spent eleven years with the Land Systems Division of General Dynamics Corporation. Ms. Knoll holds a Bachelor of Science Degree in Business Administration from Central Michigan University.  She is a past board member of the National Association of Manufacturers (NAM) and, in May 2014, was appointed an Independent Director on the Board of Schneider Electric S.E.

•	Pierre Lahutte, Brand President, Iveco

Mr. Lahutte assumed the role of Iveco Brand President in June 2014. He has 17 years of experience in the agricultural and bus industries, much of which he has gained through roles of increasing responsibility within CNH and Iveco. Mr. Lahutte started his career in 1997 in New Holland Agriculture based at the Jesi plant in Italy as a graduate trainee. From 1999-2001 he was Product Manager for New Holland Handling Equipment at the Basildon plant in the UK, supporting Western European markets. From 2001-2004 he was Marketing and Logistics Manager for the New Holland Agriculture and Case IH brands in Spain and Portugal, then continued his international career, becoming Business Manager for New Holland Agriculture and Case IH in AME and Japan. From 2005-2007 he served as Business Director for New Holland Agriculture and Case IH/Steyr in the Benelux markets, then he moved to the role of Director of Product Management for Tractors and Telehandlers for New Holland Agriculture in 2007-2011. In 2012 he was appointed Marketing Director for the International Region of CNH, then he moved to Iveco Irisbus as Vice President of the Global Bus business at the end of 2012, with responsibility for Product Marketing and Sales. Mr. Lahutte holds a Tank Officer degree from the French Armored Cavalry School in Saumur, a Masters in Marketing and Technology Management from the Rouen Business School, France and a MBA from the UMASS ISENBERG School of Management, Amherst, USA.

•	Carlo Lambro, Brand President-New Holland Agricultural Equipment

Mr. Lambro was appointed Brand President for New Holland Agricultural Equipment in September  2013. Mr. Lambro joined the New Holland Agriculture brand more than 25 years ago, starting his career in 1987 with Fiat Agri brand. Throughout his career he gained extensive, commercial experience in Europe, central and eastern Europe, Russia and CIS, Mexico, Middle East, Africa and Asia. As such, he was appointed as Sales Manager New Holland Brand Portugal in 1990 and sales director in 1992. In 1994, he assumed commercial responsibility for all Eastern Europe countries and became Business Director for CIS area, China and Far East in 1999. One year later he was appointed Business Director for Russia and CIS, with responsibility for all agricultural brands within the Fiat Group, including New Holland and CASE IH. In January 2004, Mr. Lambro was appointed General Manager of Shanghai New Holland Agriculture Machine Corporation in addition to his responsibilities as CNH Country Manager for China. Mr. Lambro was appointed Business Director New Holland Agriculture and CASE IH Agriculture for Italy in 2006 and one year later he was appointed Vice President  New Holland Agriculture Europe, and in 2013 Vice President for the EMEA region. Mr. Lambro holds a Master degree of Agricultural Engineering from the University of Bologna.

•	Alessandro Nasi, President-Specialty Vehicles, Group Executive Council Executive Coordinator

Mr. Nasi assumed the role of Chief Business Development Officer of Fiat Industrial in November 2012. In 2008, he was appointed Senior Vice President of Business Development for CNH. He also served as Head of Business Development for Fiat Industrial and Secretary of the Fiat Industrial Executive Council (FIEC) since January 2011. Mr. Nasi first joined the Fiat Group in 2005 with responsibility for Asia Business Development, supporting Fiat Group sectors. He started his career as a financial analyst at Europlus Asset Management (a division of Unicredit) in Dublin, PricewaterhouseCoopers in Turin, and at Merrill Lynch and JP Morgan in New York. He also worked as an Associate in the Private Equity Division of JP Morgan Partners in New York. In 2007, Mr. Nasi was appointed Vice President of Business Development and a member of the Steering Committee of Fiat Powertrain Technologies. In 2008, he joined CNH, where in addition to his current responsibilities, he also served as Senior Vice President of Network Development from 2009-2011. Mr. Nasi is a Managing Partner of Giovanni Agnelli e C. Sapaz. He is Vice Chairman of the board of EXOR S.p.A.. He holds a degree in Economics from the University of Turin.

•	Derek Neilson, Chief Operating Officer- EMEA and President, Commercial Vehicles Products Segment

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

Mr. Pampalone joined CNH in 1999 covering from the very beginning roles of increasing responsibilities in Europe, AME and Asia Pacific markets. Mr. Pampalone, who is 47 years old, has a degree in Mechanical Engineering from the University of Trieste and has subsequently achieved an MBA in Business Administration at Profingest of Bologna. In 2001, after gaining commercial experience in parts and whole goods in Poland, India, Africa and Middle East, he was appointed Business Manager Southern Africa and Iran for all Agricultural Brands in the Fiat Group. In 2004 he became Marketing & Commercial Service Director for Agricultural Equipment in Asia, CIS, AME & JV’s (China, India, Turkey, Pakistan, and Japan). From 2005 till 2009 he first served as Business Director for CNH Agricultural Business in Italy and after one year as Business Director Africa & Middle East. In 2009 he was appointed General Manager of Agricultural and Construction Equipment Business in India and Pakistan; consequently he was in charge of India, AME, CASIA, Ukraine, and Pakistan.  In February 2013 he was appointed Country Manager for CNH in India, Far East and Japan.

•	Adrian Pipe, Chief Quality Officer

Mr. Pipe assumed the role of Chief Quality Officer for CNH Industrial in April 2014. Mr. Pipe joined CNH Industrial in 1988 as a Training Instructor, and in 1993 became Area Service Manager for New Holland agricultural and construction equipment in the Asia Pacific Region. From 1999-2006, he held various roles in Customer and Dealer Support for the UK and Europe, as well as Manufacturing Quality, Product Behavior and Technical Support for Agricultural and Construction Equipment. In 2006, he became responsible for Product Support Agriculture and Construction Equipment Europe. From 2008-2011 he covered a number of roles including manufacturing product launches and assignments on projects in Poland and Brazil. From 2011-2013 he served as Director of Product Support EMEA supporting four Agricultural and Construction Equipment brands. In 2013 Mr. Pipe was appointed as Vice President of Product Support for EMEA supporting Agricultural Equipment, Construction Equipment, Iveco Truck, Bus and Specialty businesses. Mr. Pipe holds both a BTEC ND in Agricultural Engineering and BTEC HND in Mechanical Engineering from Rycotewood College UK.

•	Annalisa Stupenengo, Chief Purchasing Officer

Ms. Stupenengo has been serving as the Chief Purchasing Officer of CNH Industrial since September 2013. Ms. Stupenengo was appointed Head of Group Purchasing EMEA Region for Fiat Chrysler in January 2013. Prior to this role she was Senior Vice President of Purchasing for CNH, with joint responsibility of Mechanical Commodity for Fiat Group Purchasing. She joined Fiat Group in 1996 in the Sales & Marketing area. Following international experience as manager of a cost reduction task force and CEO assistant in Morocco in 2000, she began her career in the JV GM Fiat Worldwide Purchasing. She assumed the role of Purchasing Platform manager in 2001 leading an international team based in Sweden and Italy. From 2003-2005, Ms. Stupenengo was responsible for the Electrical and Electronics components, for which she held the same role for the Company Purchasing FGA until 2006. She was then appointed Purchasing Global Commodity Director, establishing the new Powertrain Purchasing department in Fiat Powertrain Technologies S.p.A. In 2008, Ms. Stupenengo joined Fiat Group Purchasing as Powertrain System Commodity Director and in July of the same year became FPT Purchasing Vice President & Electrical Commodity with a global responsibility in Europe, the USA, Brazil, China and India. Ms. Stupenengo earned a degree in Management Engineering from Polytechnic University of Turin.

•	Tom Verbaeten, Chief Manufacturing Officer

Mr. Verbaeten assumed the role of Chief Manufacturing Officer in February 2015.  Mr. Verbaeten joined CNH in 1994, performing various roles in the Antwerp Plant including Team Leader and Production Unit Manager for both assembly and machining areas. In 2006 he was appointed Plant Manager of Antwerp and in 2009 he became Plant Manager for the harvesting plant in Zedelgem. In 2011, Mr. Verbaeten assumed responsibility for Manufacturing Operations of Agricultural Equipment in Europe. In addition to his role in Agriculture, Mr Verbaeten took responsibility of all Construction Equipment plants in Europe from 2013. He has also managed the Global World Class Manufacturing activities since 2014, in addition to his operational role. Mr. Verbaeten holds an Engineering degree of the University of Leuven.

         There is no family relationship among any of our Directors or senior managers set forth above.

B. Compensation

Remuneration Policy For Executive Directors

The Board of Directors determines the compensation for Executive Directors with reference to the Company’s remuneration policy for Executive Directors (the “Policy”) at the recommendation of the Compensation Committee. The Policy has been approved by the Company’s shareholders and it is published on our website www.cnhind.com.

The objective of the Policy is to provide a compensation structure that allows the Company to attract, develop and retain highly qualified senior executives.

The Policy is based on the remuneration policies adopted in the past by the Company (and its predecessors) as aligned with Dutch law and the Dutch Corporate Governance Code.

CNH Industrial’s compensation philosophy, as set forth in the Policy, aims to provide compensation to its Executive Directors that:

•	attracts, retains and motivates qualified executives;
•	is competitive against the comparable market;
•	reinforces our performance driven culture and meritocracy; and
•	is aligned to shareholders’ interests.

The remuneration structure for Executive Directors provides a fixed component as well as short and long-term variable components. The Company believes that such a remuneration structure promotes the interests of the Company in the short and the long-term and is not intended in any way to encourage Executive Directors to act in their own interests. In determining the level and structure of the compensation of Executive Directors, the Board of Directors will take into account, among other things, the financial and operational results as well as non-financial objectives of the Company.

In general, the fixed remuneration component of Executive Directors adequately compensates individuals for services performed even if the variable components are not received as a result of the performance targets set by the Board of Directors not being met. This is considered fundamental in discouraging behaviour that is aimed solely at achieving short-term results and inconsistent with the target level of risk established by the Company.

Executive Directors are also eligible to receive variable compensation, either immediate or deferred, subject to the achievement of pre-established, challenging economic and financial performance targets.

Remuneration of Executive Directors

The level and structure of the remuneration of the Executive Directors will be determined by the Company’s Board of Directors at the recommendation of the Compensation Committee within the scope of the Policy and taking into account the scenario analyses made and with due regard for the pay differentials within the Company. It will furthermore be based on compensation levels offered in the market in general and for the sector.

The Company periodically benchmarks its executive compensation program and the compensation offered to executive directors against peer companies and monitors compensation levels and trends in the market. The compensation peer group for the Chief Executive Officer (“CEO”) includes a blend of US and non US global industrial companies, including Caterpillar Inc, United Technologies Corp, Johnson Controls, Honeywell International, Deere & Co., Cummins, Paccar, Navistar, AB Volvo, Continental Ag, Magna International, Mitsubishi Heavy Ind., Man Se, Komatsu Ltd, and Scania AB.  In addition to these firms, for the Chairman’s benchmark, companies with Executive Chairman roles separate from the CEO role were also reviewed and considered.

On such basis, the compensation of Executive Directors consists of the following elements:

Fixed Component

The primary objective of base salary (the fixed part of the annual cash compensation) for Executive Directors is to attract and retain well qualified senior executives.

Variable Components

Executive Directors are also eligible to receive variable compensation subject to the achievement of pre-established, challenging financial and other designated performance objectives.

The variable components of Executive Directors’ remuneration, both the short and the long-term components, are linked to predetermined, assessable and influenceable objectives approved by the Company’s Non-Executive Directors, with more weight on the long-term component.

Annually, scenario analyses are carried out with respect to the possible outcomes of the variable remuneration components and how they may affect the remuneration of the Executive Directors.  Such analysis was also carried out for the financial year 2014.

Short-Term Incentives

The primary objective of short-term variable incentives is to focus on the business priorities for the current or next year. Executive Directors’ variable incentive is based on achieving short-term (annual) financial and other designated objectives proposed by the Compensation Committee and approved by the Non-Executive Directors each year.

In regards to the Executive Directors’ annual performance bonus determination, the Compensation Committee and the Non-Executive Directors:

•	approve the Executive Directors’ objectives and maximum allowable bonus,
•	select the choice and weighting of objectives,
•	set the stretch objectives,
•	review any unusual items that occurred in the performance year to determine the appropriate overall measurement of achievement of the objectives, and
•	approve the final bonus determination.

The annual objectives for the Executive Directors are comprised of two equally weighted metrics, Net Income, and Net Industrial Cash Flow.  The target achievement for target incentive (which is 100% of base salary for both the CEO and the Chairman) corresponds to the Board approved targets each year and are consistent with the five year business plan and external guidance to investors.  The threshold for any incentive earned is 90% of target and maximum pay-out of 2 x base salary is set at achieving 150% of the objectives or greater.  Results and achievement are reviewed by the Compensation Committee in the January Board meeting each year.

For the financial year 2014, the threshold results were not met and no bonus was approved for the Executive Directors.

In addition, upon proposal of the Compensation Committee, the Board of Directors retain authority to grant annual bonuses to Executive Directors for specific transactions that are deemed exceptional in terms of strategic importance and effect on the Company’s results. This authority has not been exercised with respect to the Company’s performance in 2014.

Long-Term Incentives

The primary objective of the long-term variable incentives is to reward and retain qualified Executive Directors over the longer term while aligning their interests with those of shareholders.

In 2014, CNH Industrial introduced a new long term incentive program, covering a five year performance period, from 2014 to 2018, consistent with the Company’s strategic horizon and under which equity awards can be granted to eligible individuals.  The CEO was awarded 2,955,000 performance share units under this program, and vesting is conditional on meeting two independent metrics, Net Income and Relative Total Shareholder Return.  The awards have three (3) vesting opportunities, one-third after three years’ cumulative results, one-third after four years’ cumulative results and the final third after the full five years’ results. The Net Income target must be achieved in full for 50% of the total award to vest.  With respect to the other half of the award, the Relative Shareholder Return metric has a partial vesting if ranked 5th or better among an industry specific peer group of 8 and a maximum pay-out of 150% if ranked 1st among the 8 peers.  The peer group includes CNH Industrial, Deere & Co, AGCO Inc., Caterpillar Inc., Cummins Inc., Navistar International Corp., PACCAR Inc. and AB Volvo.

The Chairman was awarded a retention grant of 3,000,000 restricted share units that vest over five years with vesting opportunities at the end of each year.  The vesting schedule is 25%, 25%, 20%, 15%, and 15% for the respective years from 2014 to 2018.

As typical with the objective of using equity based awards, these awards help align the Executive Directors’ interests with shareholders’ interests by delivering greater value to Executive Directors as shareholder value increases.

Pension provisions

The CEO participates in the Company sponsored retirement savings programs, available to salaried employees in CNH Industrial America LLC.  For the Chairman, CNH Industrial N.V. pays social contribution fees mandatorily due under Swiss law and indemnifies Fiat Chrysler Automobiles N.V. (as the Chairman is the Chief Executive Officer of Fiat Chrysler Automobiles N.V.) for a fully vested Top Hat benefit equivalent to five times the fixed annual compensation at the time of retirement.

Other Benefits

The CEO is entitled to usual and customary fringe benefits such as a company car, medical insurance, accident insurance, and retiree healthcare benefits.  A portion of the costs of personal security personnel dedicated to the Chairman are borne by the Company. The Compensation Committee may grant other benefits to the Executive Directors in particular circumstances.

Severance payments

For the CEO, in lieu of severance benefits under the CNH Industrial America LLC Separation Allowance Policy for US salaried employees, an amount is provided equal to 18 months base pay plus an annual bonus at target in the event of a Company initiated termination except in the event of termination for cause. The severance provision was a competitive offering made at the time of his hiring in March 2010 with the Company.

Remuneration for Non-Executive Directors

The remuneration of Non-Executive Directors is governed by the CNH Industrial N.V. Directors’ Compensation Plan, which is approved by the Company’s shareholders and periodically reviewed by the Compensation Committee.

The current remuneration for the Non-Executive Directors is:

•	US$125,000 annual retainer fee for each Non-Executive Director
•	An additional US$25,000 for each member of the Audit Committee and US$35,000 for the Audit Committee Chairman.
•	An additional US$20,000 for each member of every other Board committee and US$25,000 for the committee chairman.

Non-Executive Directors elect which portion of their annual retainer fee, committee membership and committee chair fee payments will be made in cash, common shares of CNH Industrial N.V., or options to purchase common shares.  Remuneration of Non-Executive Directors is fixed and not dependent on CNH Industrial financial results. Non-Executive Directors are not eligible for variable compensation and do not participate in any Company incentive plans (collectively, the “Fees”).

Directors eligible to receive compensation under the CNH Industrial Directors’ Compensation Plan do not receive benefits upon termination of their service as directors.

The following table summarizes remuneration paid or accrued to Directors for the year ended December 31, 2014.

	Office Held	in office from/to	Salary / Annual Fee (cash)	Compensation / Annual Fee (Equity)	Non Monetary Compensation (Fringe Benefits)(1)	Pension & Similar Benefits	Total Remuneration
(in $)
Directors of CNH Industrial N.V.
MARCHIONNE Sergio	Chairman	01/01/2014—12/31/2014	1,695,587	—	—	826,965	2,522,552
TOBIN Richard	CEO	01/01/2014—12/31/2014	1,313,343	—	15,147	147,885	1,476,375
TAMMENOMS BAKKER Jacqueline	Director	01/01/2014—12/31/2014	145,000	—	—	—	145,000
ELKANN John	Director	01/01/2014—12/31/2014	175,000	—	—	—	175,000
GEROWIN Mina	Director	01/01/2014—12/31/2014	72,500	85,885	—	13,417	171,802
GRIECO Maria Patrizia	Director	01/01/2014—12/31/2014	145,000	—	—	—	145,000
HOULE Léo W.	Director	01/01/2014—12/31/2014	145,000	—	—	—	145,000
KALANTZIS Peter	Director	01/01/2014—12/31/2014	170,000	—	—	—	170,000
LANAWAY John	Director	01/01/2014—12/31/2014	105,000	45,000	—	—	150,000
TABELLINI Guido	Director	01/01/2014—12/31/2014	145,833	—	—	—	145,833
THEURILLAT Jacques	Director	01/01/2014—12/31/2014	160,000	—	—	12,203	172,203

Total			4,272,263	130,885	15,147	1,000,470	5,418,765

(1)	It includes the use of transport for personal purposes.

Effective on September 20, 2013, 200,000 common shares were reserved for issuance under the CNH Industrial Directors’ Compensation Plan, as approved by shareholders.

Refer to “Item 6.E: Share Ownership” for the stock option and share activity for the year ended December 31, 2014 under the CNH Industrial Directors’ Compensation Plan and the predecessor companies’ plans adopted by CNH Industrial pursuant to the merger agreement terms and condition in September 2013.

Executive Officers’ Compensation

The aggregate amount of compensation paid to or accrued for executive officers that held office during 2014 was approximately $17.5 million, including $7 million of pension and similar benefits paid or set aside by us. The aggregate amounts included those paid to or accrued for 17 executives at December 31, 2014.

C. Board Practices

CNH Industrial is a company, organized under the laws of The Netherlands, and resulting from a business combination of Fiat Industrial S.p.A. and CNH Global N.V. consummated on September 29, 2013. CNH Industrial qualifies as a foreign private issuer under the applicable rules of the SEC and its common shares are listed on the NYSE and on the MTA.

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

Board of Directors

We have a one-tier management structure (i.e. management board which may be comprised of both members having responsibility for our day-to-day operations, who are referred to as “executive directors”, and members not having such responsibility, who are referred to as “non-executive directors”). Pursuant to our Articles of Association, the Board of Directors may have three or more members. At the general meeting of shareholders held on September 9, 2013, the number of the members of the Board of Directors was set at eleven. The current directors were elected at the last annual general meeting of shareholders (“AGM”) on April 16, 2014. See “Item 6A. Directors, Senior Management and Employees” above. The term of office of the current Board of Directors will expire on April 15, 2015, the date of the Company’s next AGM at which shareholders will elect the Company’s directors for a one-year term. Each director may be re-elected at any subsequent general meeting of shareholders. None of our directors have service contracts with the Company (or any subsidiary) providing for benefits upon termination of employment as a director.

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

Seven directors (representing a majority) qualified as independent  for purposes of NYSE rules, Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Dutch Code. Nevertheless, the Company deviates from the Dutch Code paragraph III.2.1, which requires that all non-executive members of the Board of Directors, with the exception of not more than one, shall be independent, as two out of nine non-executive members of the Board of Directors may be qualified as non-independent directors within the meaning of the Dutch Code.

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

The Audit Committee currently consists of Messrs. Theurillat (Chairman), Kalantzis and Lanaway. Under the Audit Committee Charter, the Audit Committee is elected by the Board of Directors, and is comprised of at least three members who may be appointed for terms of up to two years, each of whom must be a non-executive director. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company, (ii) to be “independent”, for purposes of NYSE rules, Rule 10A-3 under the Exchange Act and the Dutch Code, and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee shall be a “financial expert” as defined in the rules of the SEC and best practice provisions of the Dutch Code. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors, which must be disclosed in the annual report on Form 20-F. Unless decided otherwise by the Audit Committee, the independent auditors of the Company, as well as the Chief Financial Officer of the Company attend its meetings. See “Item 16A. Audit Committee Financial Expert” of this annual report on Form 20-F for additional information regarding Audit Committee financial expert.

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

The Company deviates from the Dutch Code, which requires that the Compensation Committee may not be chaired by a member of the management board of another listed company. The  composition of the Compensation Committee is such that its chairman is also an executive director of the board of directors of other listed companies.

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

The Governance and Sustainability Committee

The Governance and Sustainability Committee is responsible for, among other things, assisting the Board of Directors with: (i) the identification of the criteria, professional and personal qualifications for candidates to serve as directors of the Company, (ii) periodic assessment of the size and composition of the Board of Directors, (iii) periodic assessment of the functioning of individual Board members and reporting on this to the Board of Directors, (iv) proposals for appointment of executive and non-executive directors, (v) supervision of the selection criteria and appointment procedure for senior management, (vi) monitoring and evaluating reports on the Company’s sustainable development policies and practices, management standards, strategy, performance and governance globally, and (vii) reviewing, assessing and making recommendations as to strategic guidelines for sustainability-related issues, and reviewing the Company’s annual Sustainability Report.

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

The following tables show the breakdown of the number of employees by segment and by region at December 31, 2014, 2013 and 2012:

(number)	2014	2013	2012
Agricultural Equipment	27,322	27,972	26,090
Construction Equipment	6,431	6,800	6,909
Commercial Vehicles	25,881	27,011	26,086
Powertrain	8,295	8,232	8,029
Financial Services	1,164	1,068	1,048
Other Activities	114	109	95
Total	69,207	71,192	68,257

(number)	2014	2013	2012
EMEA	41,756	41,961	42,063
NAFTA	11,647	11,948	11,734
LATAM	10,485	12,081	9,663
APAC	5,319	5,202	4,797
Total	69,207	71,192	68,257

In the United States, unions represent a small portion of our production and maintenance employees. The collective bargaining agreement with the United Auto Workers, which represents approximately 1,250 of the hourly production and maintenance employees, continues through April 2016. In April of 2012, we ratified our contract with the International Association of Machinists, which represents approximately 600 of our employees in Fargo, North Dakota. This contract expires in April 2018.

In Europe most employees are covered by collective labor agreements (“CLAs”) stipulated either by a CNH Industrial subsidiary or by the employer association for the specific industry to which the CNH Industrial subsidiary belongs.

Although we believe that our relations with employees and unions representing them are generally positive, current or future issues with labor unions might not be resolved favorably, and we may experience a work interruption or stoppage that could significantly impact the volume of products we have for sale.

Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operations—We face risks associated with our relationships with our employees” for additional information.

E. Share Ownership

Collectively, our directors and executive officers own less than one percent of our outstanding common shares. The following table summarizes the number of CNH Industrial common shares our directors owned as of December 31, 2014:

(number)	Common Shares	Special Voting Shares
Sergio Marchionne	9,192,920	—
Richard Tobin	219,966	—
Léo Houle	57,259	57,259
John Lanaway	31,285	23,859
Jacques Theurillat	17,892	—

 The following table summarizes outstanding stock options held by CNH Industrial directors as of December 31, 2014 under the CNH Industrial Directors’ Compensation Plan for Non-Executive Directors, the CNH Global Directors’ Compensation Plan (“CNH

DCP”) for Non-Executive Directors and the CNH Global Equity Incentive Plan (“CNH EIP”) for Executive Directors. In connection with the Merger, CNH Industrial assumed the sponsorship of the CNH DCP and the CNH EIP on September 29, 2013.

Stock options for Non-Executive Directors expire upon the earlier of (i) ten years after the grant date; or (ii) six months after the date an individual ceases to be a director.

	Grant Date	Exercise Price	Boyanovsky	Gerowin	Hiler	Lipper	Houle	Lanaway	Theurillat	Tobin (1)	Total
Beginning Balance as of 1/1/14
(automatic option)	5/3/2005	3.72	—	—	9,302	—	—	—	—	—	9,302
	4/7/2006	5.96	—	—	9,302	—	18,604	18,604	—	—	46,510
	10/3/2006	4.80	—	—	—	—	20,835	—	—	—	20,835
	12/29/2006	5.91	—	—	—	—	16,942	—	4,233	—	21,175
	3/30/2007	8.18	—	—	—	—	12,226	—	3,054	—	15,280
	6/30/2007	10.96	—	—	—	—	9,129	—	2,281	—	11,410
	9/28/2007	13.02	—	—	—	6,913	7,682	—	1,917	—	16,512
	12/27/2007	14.28	—	—	—	6,304	7,001	—	—	—	13,305
	3/19/2008	10.77	—	—	—	—	9,286	—	—	—	9,286
	6/17/2008	9.15	—	—	—	—	10,940	—	—	—	10,940
	4/30/2010	6.82	—	—	—	—	—	—	—	234,824	234,824
	4/29/2011	10.15	—	—	—	—	—	—	—	189,183	189,183
	7/02/2012	8.47	5,898	—	—	—	—	—	—	—	5,898
	9/28/2012	8.78	—	—	—	—	—	—	—	483,468	483,468
	10/01/2012	8.45	5,918	—	—	—	—	—	—	—	5,918
	12/28/2013	11.33	—	6,402	—	—	—	—	—	—	6,402
Beginning Total			11,816	6,402	18,604	13,217	112,645	18,604	11,485	907,475	1,100,248
– Vested/Not Exercised			11,816	6,402	18,604	13,217	112,645	18,604	11,485	522,099	714,872
– Not Vested			—	—	—	—	—	—	—	385,376	385,376

Options Exercised in 2014
	5/3/2005	3.72	—	—	9,302	—	—	—	—	—	9,302
	4/7/2006	5.96	—	—	9,302	—	—	—	—	—	9,302
	7/02/2012	8.47	5,898	—	—	—	—	—	—	—	5,898
	10/01/2012	8.45	5,918	—	—	—	—	—	—	—	5,918
			11,816	-	18,604	—	—	—	—	—	30,420

Granted in 2014
	3/28/2014	11.26	—	6,442	—	—	—	—	—	—	6,442
	6/26/2014	10.25	—	7,073	—	—	—	—	—	—	7,073
	9/24/2014	7.82	—	9,271	—	—	—	—	—	—	9,271
	12/28/2014	8.26	—	8,777	—	—	—	—	—	—	8,777
			—	31,563	—	—	—	—	—	—	31,563

Options Expired in 2014	9/28/2007	13.02	—	—	—	6,913	—	—	—	—	6,913
	12/27/2007	14.28	—	—	—	6,304	—	—	—	—	6,304
			—	—	—	13,217	—	—	—	—	13,217

Ending Balance as of 12/31/14
(automatic option)	4/7/2006	5.96	—	—	—	—	18,604	18,604	—	—	37,208
	10/3/2006	4.80	—	—	—	—	20,835	—	—	—	20,835
	12/29/2006	5.91	—	—	—	—	16,942	—	4,233	—	21,175
	3/30/2007	8.18	—	—	—	—	12,226	—	3,054	—	15,280
	6/30/2007	10.96	—	—	—	—	9,129	—	2,281	—	11,410
	9/28/2007	13.02	—	—	—	—	7,682	—	1,917	—	9,599
	12/27/2007	14.28	—	—	—	—	7,001	—	—	—	7,001

	3/19/2008	10.77	—	—	—	—	9,286	—	—	—	9,286
	6/17/2008	9.15	—	—	—	—	10,940	—	—	—	10,940
	4/30/2010	6.82	—	—	—	—	—	—	—	234,824	234,824
	4/29/2011	10.15	—	—	—	—	—	—	—	189,183	189,183
	9/28/2012	8.78	—	—	—	—	—	—	—	483,468	483,468
	12/28/2013	11.33	—	6,402	—	—	—	—	—	—	6,402
	3/28/2014	11.26	—	6,442	—	—	—	—	—	—	6,442
	6/26/2014	10.25	—	7,073	—	—	—	—	—	—	7,073
	9/24/2014	7.82	—	9,271	—	—	—	—	—	—	9,271
	12/28/2014	8.26	—	8,777	—	—	—	—	—	—	8,777
Closing Total			—	37,965	—	—	112,645	18,604	11,485	907,475	1,088,174
– Vested/Not Exercised			—	37,965	—	—	112,645	18,604	11,485	746,318	927,017
– Not Vested			—	—	—	—	—	—	—	161,157	161,157

(1)	Rich Tobin’s unvested stock options have vested on February 25, 2015. Options granted on 4/30/2010, 4/29/2011 and 9/29/2012 will expire on 2/16/2016, 2/26/2017 and 2/24/2018, respectively.

The following table summarizes unvested performance share units held by Executive Directors as of December 31, 2014. In connection with the Merger, the  performance targets for those performance share units granted prior to the Merger had been deemed to be met and the units vested in February 2015.

	Note	Grant Date	Weighted Average Fair Market Value	Tobin	Marchionne	Total
Beginning Balance as of 1/1/2014
		9/30/2010	USD 7.47	232,551		232,551
		1/1/2012	USD 8.09	365,103		365,103
		4/5/2012	EUR 7.795		1,000,000	1,000,000
Beginning Total				597,654	1,000,000	1,597,654

Granted in 2014		6/9/2014	USD 9.52	2,955,000		2,955,000
Vested in 2014		9/30/2010	USD 7.47	116,276		116,276

Ending Balance as of 12/31/2014		9/30/2010	USD 7.47	116,275		116,275
		1/1/2012	USD 8.09	365,103		365,103
	(1)	4/5/2012	EUR 7.795		1,000,000	1,000,000
		6/9/2014	USD 9.52	2,955,000		2,955,000
Ending Total				3,436,378	1,000,000	4,436,378

The following table summarizes unvested restricted share units held by Executive Directors as of December 31, 2014:

	Note	Grant Date	Weighted Average Fair Market Value	Tobin	Marchionne(2)	Total
Beginning Balance as of 1/1/2014
		09/30/2011	USD 5.73	6,976	—	6,976
		04/05/2012	EUR 7.795	—	733,333	733,333
Beginning Total				6,976	733,333	740,309

Granted in 2014		06/09/2014	USD 10.41		3,000,000	3,000,000

Vested in 2014		09/30/2011	USD 5.73	6,976		6,976
		04/05/2012	EUR 7.795		366,667	366,667
	(2)	06/09/2014	USD 10.41		750,000	750,000
				6,976	1,116,667	1,123,643
Ending Balance as of 12/31/2014
	(1)	04/05/2012	EUR 7.795	—	366,666	366,666
		06/09/2014	USD 10.41		2,250,000	2,250,000
Ending Total				—	2,616,666	2,616,666

(1)	The shares have vested on February 22, 2015 and been exercised on February 23, 2015.

(2)	These shares vested on December 31, 2014 and been exercised on February 23, 2015.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

As of January 31, 2015, our outstanding capital stock consisted of common shares and special voting shares, with each having a par value of €0.01 per share. As of January 31, 2015, there were 1,355,333,328 common shares and 415,398,283 special voting shares outstanding.

The following table sets forth information with respect to beneficial ownership of our common shares and special voting shares by persons known by us to beneficially own 3% or more of combined voting power as a result of their ownership of common shares and special voting shares as of January 31, 2015.

Name of Beneficial Owner	Number of Common Shares Owned	Percent of CNHI Common Shares(a)	Special Voting Shares(b)	Percent of Combined Voting Power(c)
EXOR S.p.A.	366,927,900	27.1%	366,927,900	41.4%
Harris Associates LP	185,027,203	13.7%	—	10.4%
Southeastern Asset Management, Inc.	57,237,065	4.2%	-	3.2%

(a)

There were 1,355,333,328 common shares outstanding as of January 31, 2015. The “Percent of CNHI Common Shares” was calculated by using the publicly disclosed number of beneficially owned shares as the numerator, respectively, and the number of the Company’s outstanding common shares as of January 31, 2015 as the denominator.

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

(c)

Combined voting power represents common shares and the special voting shares. The “Percent of Combined Voting Power” was calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by the shareholder and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of January 31, 2015. There were 1,770,731,611 common shares and special voting shares outstanding at January 31, 2015.

As of January 31, 2015, EXOR S.p.A.’s voting power in CNH Industrial was approximately 41.4%. EXOR S.p.A., through its voting power, has the ability to significantly influence the decisions submitted to a vote of our shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness.

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

At January 31, 2015, there were 548 registered holders of our common stock in the United States, including 201 shareholders holding special voting shares. As of January 31, 2015, registered holders in the United States held 12,906,087 common shares and 12,775,368 special voting shares.

B. Related Party Transactions

Our related parties are primarily EXOR S.p.A. and the companies belonging to the EXOR Group including FCA and its subsidiaries and affiliates (“FCA” or the “FCA Group”). As of December 31, 2014, EXOR S.p.A. holds approximately 41.4% of our voting power and has the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates which CNH Industrial has a significant influence over or that are jointly controlled. See “Note 20: Related Party Information” in the notes to our consolidated financial statements for the year ended December 31, 2014 for further information.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for a list of the financial statements filed with this annual report.

B. Significant Changes

On March 2, 2015, the Board of Directors of CNH Industrial N.V. recommended to the Company’s shareholders that the Company declare a dividend of €0.20  per common share, totaling approximately €271 million. The proposal is subject to the approval of the Company’s shareholders at the Annual General Meeting of shareholders to be held on April 15, 2015.

Item 9.	The Offer and Listing

A. Offer and Listing Details

On September 30, 2013, our common shares began trading on the NYSE under the symbol “CNHI” and the MTA under the symbol “CNHI.MI”. The following table provides the high and low closing prices of our common shares as reported on the NYSE and the MTA for each of the periods indicated:

Common Share Price

	NYSE		MTA
	High	Low	High	Low
	(USD)		(Euro)
Most recent six months:
February 2015	$8.77	$7.50	€7.69	€6.61
January 2015	7.90	7.36	6.80	6.24
December 2014	8.31	7.67	6.76	6.18
November 2014	8.36	7.78	6.75	6.17
October 2014	8.15	7.46	6.50	5.91
September 2014	8.70	7.61	6.71	5.93
Year ended December 31, 2014:
First Quarter	$11.61	$9.94	€8.58	€7.38
Second Quarter	11.77	10.19	8.48	7.49
Third Quarter	10.24	7.61	7.53	5.93
Fourth Quarter	8.36	7.46	6.76	5.91
Full Year	11.77	7.46	8.58	5.91
Year ended December 31, 2013:
Fourth Quarter	$11.90	$10.19	€8.59	€7.39

On February 27, 2015, the last reported sales price of our common shares as reported was $8.31 per share on the NYSE and €7.40  per share on the MTA.

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

Corporate Registration and Objectives

CNH Industrial N.V. (the “Company” or “CNH Industrial”) is incorporated under the laws of The Netherlands, and our registered office is located at Cranes Farm Road, Basildon, Essex SS14 3AD, United Kingdom. We are registered at the U.K. Companies House under foreign company number FC031116 and the Commercial Register kept at the Chamber of Commerce in Amsterdam, The Netherlands under file number 56532474.

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

Directors

We have included a summary description of the material provisions of our Articles of Association relating to our directors. The summary does not restate the Articles of Association in their entirety.

Our Articles of Association provide that the Company shall have a Board of Directors, consisting of three (3) or more members, comprising both members having responsibility for the day-to-day management of the Company (“executive directors”) and members not having such day-to-day responsibility (“non-executive directors”). The Board of Directors as a whole will be responsible for the strategy of the Company. The majority of the members of the Board of Directors shall consist of non-executive directors. The Board of Directors shall determine the number of directors.

The general meeting of shareholders shall appoint the directors. The general meeting of shareholders shall determine whether a director is an executive director or a non-executive director. The term of office of all directors will be for a period of approximately one (1) year after appointment, such period expiring on the day immediately preceding the date of the annual general meeting of shareholders in the following calendar year. Each director may be reappointed at any subsequent general meeting of shareholders.

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

The Company shall not grant its directors any personal loans, guarantees or the like unless in the normal course of business, as regards executive directors on terms applicable to Company personnel as a whole, and after approval of the Board of Directors.

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

Our Board of Directors must approve our annual accounts and make them available to the shareholders for inspection at our offices within four months after the end of our fiscal year. During this period, including any extension, the Board of Directors must submit the annual accounts to the shareholders for adoption by the general meeting. When our shareholders adopt the annual accounts approved by the Board of Directors, they may discharge the members of the Board of Directors from potential liability with respect to the exercise of their duties during the fiscal year covered by the accounts. This discharge may be given subject to such reservations as the shareholders deem appropriate and is subject to a reservation of liability required under the laws of The Netherlands. Examples of reservations of liability required by the laws of The Netherlands include: (1) liability of members of management boards and supervisory boards upon the bankruptcy of a company; and (2) general principles of reasonableness and fairness. Under the laws of The Netherlands, a discharge of liability does not extend to matters not shown in the annual accounts or otherwise not properly disclosed to the shareholders. The annual accounts are made available through our website to our shareholders for review as from the day of the notice convening the annual general meeting of shareholders.

The Board of Directors has established a procedure to ensure that the Company’s employees have the possibility to report alleged irregularities of a general, operational and financial nature with the Company. The Company’s compliance helpline is managed by an independent third party.  Reports may be submitted through a dedicated web portal (www.cnhindustrialcompliancehelpline.com), by phone (to a call center managed by a third party), or to a Company representative.  Where legally permissible, reports may be submitted on an anonymous basis.  In addition, where legally required, the nature of the reports may be limited to certain subject matters.  The Company investigates reports submitted and, in appropriate cases, implements corrective actions.

Our Shares and Shareholders

Our authorized share capital is €40,000,000, consisting of two billion (2,000,000,000) common shares and two billion (2,000,000,000) special voting shares, each having a par value of one euro cent (€0.01). Our common shares are registered shares represented by an entry in the share register of CNH Industrial. Beneficial interests in our common shares traded on the NYSE are held through the book-entry system provided by DTC and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee. Beneficial interests in the common shares traded on the MTA are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, as a participant in DTC.

Loyalty Voting Structure. In connection with the Merger, CNH Industrial implemented a loyalty voting structure, pursuant to which the former shareholders of each of Fiat Industrial S.p.A. and CNH Global N.V. were able to elect to receive one CNH Industrial special voting share for each CNH Industrial common share they were entitled to receive in the Merger, provided that they fulfilled the requirements described in the terms and conditions of the special voting shares. Such shareholders had their CNH Industrial common shares registered in the Company’s Loyalty Register. Following this registration, a corresponding number of special voting shares were allocated to such shareholders, and the additional voting rights could be exercised at the first CNH Industrial shareholders’ meeting which followed the registration. By signing an election form, whose execution was necessary to elect to receive special voting shares, shareholders also agreed to be bound by the terms and conditions thereof, including the transfer restrictions described below. The terms and conditions applicable to special voting shares are available on our web site (www.cnhindustrial.com).

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

The purpose of the loyalty voting structure is to grant long-term CNH Industrial shareholders an extra voting right by means of granting a special voting share (shareholders holding special voting shares are entitled to exercise one vote for each special voting share held and one vote for each CNH Industrial common share held), without entitling such shareholders to any economic rights, other than those pertaining to the CNH Industrial common shares. However, under Dutch law, the special voting shares cannot be excluded from economic entitlements. As a result, in accordance with our Articles of Association, holders of special voting shares are entitled to a minimum dividend, which is allocated to a separate special dividend reserve (the “Special Dividend Reserve”). The distribution of dividends from the Special Dividend Reserve can only be approved by the general meeting of the holders of special voting shares upon proposal of the Board of Directors. The power to vote upon the distribution from the Special Dividend Reserve is the only power that is granted to that meeting, which can only be convened by the Board of Directors as it deems necessary. The special voting shares do not have any other economic entitlement.

Section 10 of the special voting share terms and conditions includes liquidated damages provisions intended to discourage any attempt by holders of special voting shares to violate the terms thereof. These liquidated damages provisions may be enforced by CNH

Industrial by means of a legal action brought by the Company in the courts of The Netherlands. In particular, a violation of the provisions of the above-mentioned terms and conditions concerning the transfer of special voting shares may lead to the imposition of liquidated damages.

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

Issuance of Shares and Rights of Preference

Issuance of Shares

Our Board of Directors has the authority to issue common shares if, and to the extent that, a general meeting of shareholders has designated the Board of Directors to act as the authorized body for this purpose. A designation of authority to the Board of Directors to issue shares remains effective for the period specified by the general meeting and may be up to five years from the date of designation. A general meeting of shareholders may renew this designation for additional periods of up to five years. Without this designation, only the general meeting of shareholders has the power to authorize the issuance of shares.

For a period of five years from September 29, 2013, the Board of Directors has been irrevocably authorized by the shareholders to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set forth in the Articles of Association. For a period of five years from September 29, 2013, the Board of Director has been irrevocably authorized by the shareholders to issue common shares of the Company, which authorization is limited to 15% of the total number of common shares. In addition, and without application of the 15% limitation, the Board of Directors is authorized to issue common shares and grant rights to subscribe for common shares in the capital of the Company pursuant to equity incentive plans sponsored by the Company’s predecessors (Fiat Industrial S.p.A. and CNH Global N.V.) and new equity incentive or compensation plans.

For a period of eighteen (18) months from April 16, 2014, the Board of Directors has been irrevocably authorized by the shareholders to acquire common shares in its own capital through stock exchange trading or otherwise.  The maximum number of common shares the Company may hold in its own capital shall not exceed, and the delegation to the Board is therefore limited to, a maximum of 10% of the issued common shares on April 16, 2014.  The delegation of authority therefore relates to common shares, at a price not exceeding 10% of the market price of such common shares on the NYSE and/or the MTA, the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the official price list of the applicable stock exchange.

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

If a general meeting of shareholders delegates its authority to the Board of Directors for this purpose, then the Board of Directors will have the power to limit or exclude the pre-emption rights of shareholders. In the absence of this designation, the general meeting of shareholders will have the power to limit or exclude these rights. Such a proposal requires the approval of at least two-thirds of the votes cast by shareholders at a general meeting if less than one-half of the issued share capital is represented at the meeting. Designations of authority to the Board of Directors may remain in effect for up to five years and may be renewed for additional periods of up to five years. The Board of Directors has also been designated by the shareholders as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the authority of the Board of Directors to issue common shares and grant rights to subscribe for common shares. In the event of an issuance of special voting shares, shareholders shall not have any right of pre-emption.

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

The Company maintains a Special Dividend Reserve for the special voting shares for the purpose of the allocation of the mandatory minimal profits that accrue to the special voting shares. The special voting shares do not carry any entitlement to any other reserve. Any distribution out of the Special Dividend Reserve or the partial or full release of such reserve requires a prior proposal from the Board of Directors and a subsequent resolution of the general meeting of holders of special voting shares.

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

On March 2, 2015, the Board of Directors recommended that a dividend, in the amount of €0.20 per share, be paid to the holders of our common shares.

Other than as described above, our Articles of Association do not include any redemption provisions or provide for any sinking or similar fund.

General Meetings of Shareholders and Voting Rights

Annual General Meeting of Shareholders

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

General Meeting of Shareholders and Place of Meetings

Other general meetings will be held if requested by the Board of Directors, the chairman or co-chairman of the Board of Directors, the Senior Non-Executive Board Member or the Chief Executive Officer, or by the written request (stating the exact subjects to be discussed) of one or more shareholders representing in aggregate at least 10% of the issued share capital of the Company (taking into account the relevant provisions of Dutch law, and the Articles of Association and the applicable stock exchange regulations). General meetings will be held in Amsterdam or Haarlemmermeer (Schiphol Airport), The Netherlands.

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

Admission and Registration

Each shareholder entitled to vote shall be authorized to attend the general meeting of shareholders, to address the general meeting and to exercise its voting rights. The Board of Directors shall set a registration date, which shall be the 28th day prior to the general meeting, so as to establish which shareholders are entitled to attend and vote at the general meeting. Only holders of shares at such registration date are entitled to attend and vote at the general meeting. The convocation notice for the meeting shall state the registration date and the manner in which the persons entitled to attend the general meeting may register and exercise their rights.

Those entitled to attend a general meeting may be represented at a general meeting by a proxy authorized in writing. The requirement that a proxy must be in written form is also fulfilled when it is recorded electronically.

Members of the Board of Directors have the right to attend a general meeting. In these general meetings, each member of the Board of Directors has an advisory role.

Voting Rights

Each common share and special voting share of the Company confers the right on the holder to cast one vote at a general meeting. Resolutions are passed by a simple majority of the votes cast, unless Dutch law or the Articles of Association prescribes a larger majority. Under Dutch law and/or the Articles of Association, the following matters require at least two-thirds of the votes cast at a meeting if less than one-half of the issued share capital is present or represented:

•	a resolution to reduce the issued share capital;
•	a resolution to amend the Articles of Association;
•	a resolution to limit or exclude rights of pre-emption;
•	a resolution to authorize the Board of Directors to limit or exclude rights of pre-emption;
•	a resolution to enter into a legal merger or a legal demerger; or
•	a resolution to dissolve the Company.

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

Dissolution

If the Company were to be dissolved and liquidated, after all the debts of the Company have been paid, any remaining balances would be distributed in the following order of priority: (i) first, to satisfy the aggregate balance of share premium reserves and other reserves than the Special Dividend Reserve to the holders of CNH Industrial common shares in proportion to the number of common shares held by each of them; (ii) second, an amount equal to the aggregate amount of the nominal value of the CNH Industrial common shares to the holders thereof in proportion to the number of common shares held by each of them; (iii) third, an amount equal to the aggregate amount of the Special Dividend Reserve to the holders of special voting shares in proportion to the number of special voting shares held by each of them; and (iv) fourth, the aggregate amount of the nominal value of the special voting shares to the holders thereof in proportion to the number of special voting shares held by each of them. No liquidation payments will be made on shares that we hold in treasury.

Repurchase of Shares

We may acquire our shares, subject to applicable provisions of the laws of The Netherlands and of our Articles of Association, to the extent:

•

the general meeting of shareholders has authorized the Board of Directors to make such acquisition—which authorization shall be valid for a period of not more than eighteen months—and has specified the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set;

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

Notification of Substantial Holdings

Dutch law requires that any person who, directly or indirectly, acquires or disposes of a capital interest and/or voting rights in CNH Industrial must immediately give written notice to The Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the “AFM”) of such acquisition or disposal by means of a standard form if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person reaches, exceeds or falls below the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.   Notification by such person must be completed (1) without delay and ultimately two trading days after the acquisition or disposal in circumstances where a person has either acquired or disposed of shares thereby affecting its percentage of ownership and/or voting rights or (2) ultimately on the fourth trading day after the AFM has published the Company’s notification (as described below) of changes to its total share capital or voting rights in circumstances where the percentage reached, exceeded or fell below the threshold in a passive manner.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must be taken into account: (i) shares and/or voting rights directly held (or acquired or disposed of) by any person, (ii) shares and/or voting rights held (or acquired or disposed of) by such person’s controlled undertakings or by a third party for such person’s account, (iii) voting rights held (or acquired or disposed of) by a third party with whom such person has concluded an oral or written voting agreement, (iv) voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights in consideration for a payment, (v) shares which such person, or any controlled undertaking or third party referred to above, may acquire pursuant to any option or other right to acquire shares and (vi) the voting rights it may exercise as a usufructuary or pledge.

Special voting shares shall be added to the Company common shares for the purposes of the above thresholds.

Controlled undertakings (within the meaning of the Dutch Financial Supervision Act) do not themselves have notification obligations under the Dutch Financial Supervision Act as their direct and indirect interests are attributed to their (ultimate) parent. If a person who has a 3% or larger interest in the Company’s share capital or voting rights ceases to be a controlled undertaking it must immediately notify the AFM and all notification obligations under the Dutch Financial Supervision Act will become applicable to such former controlled undertaking.

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

Non-compliance with these disclosure obligations is an economic offense and may lead to criminal prosecution. The AFM may impose administrative penalties for non-compliance, and the publication thereof. In addition, a civil court can impose measures against any person who fails to notify or incorrectly notifies the AFM of matters required to be notified. A claim requiring that such measures be imposed may be instituted by (i) the Company, (ii) one or more shareholders who alone or together with others represent at least 3% of the issued and outstanding share capital of the Company or are able to exercise at least 3% of the voting rights and (iii) holders of one or more shares with a special controlling right in the issuer under the Articles of Association. The measures that the civil court may impose include:

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

Reduction of Share Capital

At a general meeting of shareholders, our shareholders may vote to reduce the issued share capital by canceling shares held by the Company or by reducing the par value of our shares. In either case, this reduction would be subject to applicable statutory provisions. Holders of at least two-thirds of the votes cast must vote in favor of a resolution to reduce our issued share capital if less than one-half of the issued share capital is present at the general meeting in person or by proxy.

Amendments to the Company’s Articles of Association, including Variation of Rights

A majority of the votes cast by holders of our shares at a general meeting must approve any resolution proposed by our Board of Directors to amend the Articles of Association or to dissolve CNH Industrial. A majority of at least two-thirds of the votes cast shall be required if less than one-half of the issued capital is represented at the meeting. Any such resolution proposed by one or more shareholders must likewise be approved by a majority of the votes cast at a general meeting of shareholders.

The rights of shareholders may be changed only by amending the Articles of Association.

C. Material Contracts.

For a discussion of our related party transactions, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

For a discussion of the Merger, please see “Presentation of Financial and Certain Other Information.”

For a discussion of the Company’s equity plans, please see “Note 16: Share-Based Compensation” to our consolidated financial statements for the year ended December 31, 2014.

D. Exchange Controls.

Under existing laws of The Netherlands there are no exchange controls applicable to the transfer to persons outside of The Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company.

E. Taxation.

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

The U.S. federal income tax treatment of the loyalty voting structure is unclear and U.S. shareholders are urged to consult their tax advisors in respect of the consequences of acquiring, owning, and disposing of special voting shares.

PFIC Considerations

CNH Industrial believes that shares of its stock are not stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. If CNH Industrial were to be treated as a PFIC, unless a U.S. Shareholder elects to be taxed annually on a mark-to-market basis with respect to its common shares, any gain realized on the sale or other disposition of CNH Industrial stock would in general not be treated as a capital gain. Instead, if you are a U.S. Shareholder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over a U.S. Shareholder’s holding period for its CNH Industrial stock and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to CNH Industrial each such year. With certain exceptions, CNH Industrial stock will be treated as stock in a PFIC if CNH Industrial was a PFIC at any time during a U.S. Shareholder’s holding period in its shares. Dividends received from CNH Industrial will not be eligible for the special tax rates applicable to qualified dividend income if CNH Industrial is treated as a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Material U.K. Tax Consequences

This section summarizes the material U.K. tax consequences of the ownership of CNH Industrial common shares for U.S. Shareholders. It is intended only as a general guide and does not purport to be a complete analysis of all potential U.K. tax consequences of holding CNH Industrial common shares. This section is based on current U.K. tax law and what is understood to be the current practice of H.M. Revenue and Customs, as well as on applicable tax treaties. This law and practice and these treaties are subject to change, possibly on a retroactive basis.

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

A shareholder that is resident outside the U.K. for tax purposes should consult its own tax advisor as to its tax position on dividends received from CNH Industrial.

Taxation of Capital Gains

Non-U.K.-resident shareholders

A disposal of CNH Industrial common shares by a shareholder that is not resident in the U.K. for tax purposes will not give rise to a chargeable gain or allowable loss unless that shareholder carries on a trade, profession or vocation in the U.K. through a branch, agency or permanent establishment and has used, held or acquired CNH Industrial common shares for the purposes of that trade, profession or vocation or that branch, agency or permanent establishment.

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

Scope of the summary

The summary of Dutch taxes set out in this section “Material Dutch tax consequences” only applies to a holder of shares who is a Non-Resident holder of shares. For the purpose of this summary, a holder of shares is a Non-Resident holder of shares if such holder is neither a resident nor deemed to be resident in The Netherlands for purposes of Dutch income tax or corporation tax as the case may be. Where in this Dutch taxation discussion reference is made to “a holder of shares”, that concept includes, without limitation:

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

Please note that this summary does not describe the tax considerations for holders of our shares who are individuals and derive benefits from our shares that are a remuneration or deemed to be a remuneration in connection with past, present or future employment performed in The Netherlands or management activities and functions or membership of a management board (bestuurder) or a supervisory board (commissaris) of a Netherlands resident entity by such holder or certain individuals related to such holder (as defined in The Dutch Income Tax Act 2001).

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

1.

such holder derives profits from an enterprise, directly, or pursuant to a co-entitlement to the net value of such enterprise, or other than as a holder of securities which enterprise is either managed in The Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative which is taxable in The Netherlands, and such holder’s CNH Industrial common shares and/or special voting shares are attributable to such enterprise; or

2.

such holder is an individual and such holder derives benefits from CNH Industrial common shares and/or special voting shares that are taxable as benefits from miscellaneous activities in The Netherlands. Benefits derived or deemed to be derived from certain miscellaneous activities by a child or a foster child who is under eighteen years of age are attributed to the parent who exercises, or the parents who exercise, authority over the child, irrespective of the country of residence of the child.

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

Credit risk

The maximum credit risk to which we were theoretically exposed at December 31, 2014 is represented by the carrying amounts stated for financial assets in the statement of financial position and the nominal value of the guarantees provided on liabilities or commitments to third parties.

Dealers and final customers are subject to specific assessments of their creditworthiness under a detailed scoring system. In addition to carrying out this evaluation process, we may also obtain financial and non-financial guarantees for risks arising from credit granted for the sale of commercial vehicles, agricultural equipment and construction equipment. These guarantees are further strengthened where possible by reservation of title clauses or specific guarantees on financed vehicle sales to the distribution network and on vehicles assigned under finance leasing agreements.

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

Receivables for financing activities amounting to $21,472 million at December 31, 2014 ($21,976 million at December 31, 2013) containing balances totaling $650 million ($726 million at December 31, 2013) that have been written down. In addition, balances totaling $381 million ($1,154 million at December 31, 2013) were either past due or in nonaccrual status. In the event of installment payments, even if only one installment is overdue, the whole amount of the receivable is classified as such.

Trade receivables totaling $1,054 million at December 31, 2014 ($1,362 million at December 31, 2013) contain balances totaling $207 million ($248 million at December 31, 2013) that have been written down.

Currency risk

We are exposed to risk resulting from changes in exchange rates, which can affect our earnings and equity.

Where one of our subsidiaries incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the operating profit/(loss) of that company. In 2014, the total net trade flows exposed to currency risk amounted to the equivalent of 18% of our turnover (19% in 2013). The principal exchange rates to which we are exposed are the following:

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

Taken overall, trade flows exposed to changes in these exchange rates in 2014 made up approximately 72% of the exposure to currency risk from trade transactions.

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

We monitor our principal exposure to conversion exchange risk, although there was no specific hedging in this respect at the statement of financial position date. There were no substantial changes in 2014 in the nature or structure of exposure to currency risk or in our hedging policies.

Sensitivity analysis

The potential loss in fair value of derivative financial instruments held for currency risk management (currency swaps/forwards, currency options, interest rate and currency swaps) at December 31, 2014 resulting from a hypothetical, unfavorable and instantaneous change of 10% in the exchange rates amounts to approximately $255 million ($281 million at December 31, 2013). The valuation model for currency options assumes that market volatility at year-end remains unchanged.

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

In addition, Financial Services companies provide loans (mainly to customers and dealers), financing themselves primarily using various forms of direct debt or asset-backed financing (e.g., securitization of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing/funding obtained, changes in the current level of interest rates can affect the operating profit/(loss) of those companies and us as a whole.

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

The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2014, resulting from a hypothetical, unfavorable and instantaneous change of 10% in market interest rates, would have been approximately $25 million (approximately $34 million at December 31, 2013).

Floating rate financial instruments consist principally of cash and cash equivalents, loans provided by the Financial Services companies to the distribution network and part of its debt. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.

A hypothetical, unfavorable and instantaneous change of 10% in short-term interest rates at December 31, 2014, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have caused increased net expenses before taxes, on an annual basis, of approximately $5 million (approximately $5 million at December 31, 2013).

This analysis is based on the assumption that there is a general and instantaneous change of 10% in interest rates across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures
(a)	Disclosure Controls and Procedures

Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2014 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)	Changes in Internal Control

No change to our internal control over financial reporting occurred during the year ended December 31, 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(c)	Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation in accordance with generally accepted accounting principles.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, using the criteria set forth in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management believes that, as of December 31, 2014, the Company’s internal control over financial reporting was effective.

The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. That report is included herein.

(d)	Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of CNH Industrial N.V.

We have audited CNH Industrial N.V.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). CNH Industrial N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CNH Industrial N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

/s/ Ernst & Young LLP

Chicago, Illinois

March 4, 2015

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that members of the audit committee, namely, Peter Kalantzis, John Lanaway, and Jacques Theurillat, are each an audit committee financial expert. All are independent directors under the NYSE standards.

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

Ernst & Young LLP., the member firms of Ernst & Young and their respective affiliates (collectively, the “Ernst & Young Entities”) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2014 and 2013. We incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2014 and 2013, respectively:

	2014	2013
Audit Fees	$11,243,000	$10,909,000
Audit-Related Fees	545,000	2,391,000
Other Fees	401,000	1,303,000
Total	$12,189,000	$14,603,000

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

Audit Committee’s pre-approval policies and procedures

Our Audit Committee nominates and engages our independent registered public accounting firm to audit our consolidated financial statements. Our Audit Committee has a policy requiring management to obtain the Audit Committee’s approval before engaging our independent registered public accounting firm to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee reviews and pre-approves (if appropriate) specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and any other services that may be performed by our independent registered public accounting firm. During the year ended December 31, 2014, all audit and non-audit services provided by our independent registered public accounting firm were pre-approved in accordance with such policies and procedures.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We currently have no announced share buyback plans.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

CNH Industrial N.V. is a company organized under the laws of The Netherlands and qualifies as a foreign private issuer under the rules and regulations of the SEC and the listing standards of the NYSE. In accordance with the NYSE listing rules related to corporate governance, listed companies that are foreign private issuers are permitted to follow home-country practice in some circumstances in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are otherwise applicable to listed companies. In addition, we must disclose any significant ways in which our corporate governance practices differ from those followed by domestic U.S. companies listed on the NYSE. In contrast to the NYSE rules applicable to domestic U.S. companies, the Dutch Code is based on a “comply or explain” principle, as a result of which deviation from the specific requirements of the Dutch Code is permissible as long as such deviation is explained.

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

Dutch legal requirements concerning director independence differ in certain respects from the rules applicable to U.S. companies listed on the NYSE. While under most circumstances both regimes require that a majority of board members be “independent,” the definition of this term under Dutch law differs from the definition used under the NYSE corporate governance standards. In some cases the Dutch requirements are more stringent, such as by requiring a longer “look-back” period (five years) for former executive directors and employees and by requiring that all but one non-executive board member be “independent”. Currently, a majority of our Board (seven of the eleven members) are “independent” under the NYSE definition and the Dutch Code. Under the Dutch Code, non-executive directors of CNH Industrial N.V. must not be a non-executive director of more than five other “large” Dutch companies (as defined in the Dutch Code).

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

NYSE rules require a domestic U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement, although we do have a Compensation Committee and a Governance and Sustainability Committee. Our Compensation Committee Charter states that a maximum of one member of the Compensation Committee may not be independent. One of the four members of the Compensation Committee is considered non-independent under the NYSE standards. In addition, the Dutch Code provides that the Compensation Committee may not be chaired by a member of the management board of another listed company. The composition of the Compensation Committee is such that its chairman is also an executive director of the board of directors of another listed company (which; however, operates in an industry sector different from those in which we operate). Our Governance and Sustainability Committee Charter states that a maximum of two members of the Governance and Sustainability Committee may not be independent. Two of the three members of the Governance and Sustainability Committee are considered non-independent under the NYSE standards.

In contrast to NYSE rules applicable to U.S. companies, which require that external auditors be appointed by the Audit Committee, the general rule under Dutch law is that external auditors are appointed by the general meeting of shareholders. In accordance with the requirements of Dutch law, the appointment and removal of our independent registered public accounting firm must be resolved upon by the general meeting of shareholders. We seek to follow best practices as contemplated by the NYSE standards by vesting in our Audit Committee responsibility for the recommendation to the shareholders of the appointment and compensation of the independent registered public accounting firm.  Our Audit Committee also oversees and evaluates the work of our independent registered public accounting firm.

Under NYSE listing standards, shareholders of U.S. companies must be given the opportunity to vote on all equity compensation plans and to approve material revisions to those plans, with limited exceptions set forth in the NYSE rules. As a foreign private issuer we are permitted to follow our home country laws regarding shareholder approval of compensation plans, and, under Dutch law and the Dutch Code, such approval from shareholders is not required for equity compensation plans for employees to the extent the authority to grant rights has been delegated by the shareholders to the Board except that shareholder approval is required for equity grants to the members of the Board. For equity compensation for members of the Board and/or in the event that the authority to issue shares and/or rights to subscribe for shares has not been delegated to the Board, approval of the general meeting of shareholders is required.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of CNH Industrial N.V.

We have audited the accompanying consolidated balance sheets of CNH Industrial N.V. and subsidiaries (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CNH Industrial N.V. and subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole.  The supplemental information in Note 21 to the consolidated financial statements for “Industrial Activities” and “Financial Services” is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information as of December 31, 2014 and 2013 and for the years then ended has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CNH Industrial N.V.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated March 4, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, Illinois

March 4, 2015

CNH INDUSTRIAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2014, 2013 and 2012

	2014	2013	2012
	(in millions)
Revenues
Net sales	$31,196	$32,632	$31,529
Finance and interest income	1,359	1,204	1,272
Total Revenues	$32,555	$33,836	$32,801
Costs and Expenses
Cost of goods sold	$25,534	$26,551	$25,569
Selling, general and administrative expenses	2,925	3,094	3,036
Research and development expenses	1,106	1,222	1,129
Restructuring expenses	184	71	231
Interest expense	1,318	1,196	1,209
Other, net	399	328	280
Total Costs and Expenses	$31,466	$32,462	$31,454
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,089	1,374	1,347
Income taxes	467	671	564
Equity in income of unconsolidated subsidiaries and affiliates	86	125	93
Net Income	708	828	876
Net income (loss) attributable to noncontrolling interests	(2)	151	120
Net income attributable to CNH Industrial N.V.	$710	$677	$756
Earnings per share attributable to common shareholders
Basic	0.52	0.54	0.62
Diluted	0.52	0.54	0.62

Cash dividends declared per common share	0.277	0.293	0.245

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2014, 2013 and 2012

	2014	2013	2012
	(in millions)
Net income	$708	$828	$876
Other comprehensive income (loss), net of tax
Unrealized (loss) gain on cash flow hedges	(166)	94	42
Changes in retirement plans’ funded status	(282)	87	(219)
Foreign currency translation	125	(510)	(185)
Unrealized loss on available for sale securities	-	(1)	(1)
Share of other comprehensive loss of entities using the equity method	(44)	(23)	(59)
Other comprehensive loss, net of tax	(367)	(353)	(422)
Comprehensive income	341	475	454
Less: comprehensive income (loss) attributable to noncontrolling interests	(6)	132	80
Comprehensive income attributable to CNH Industrial N.V.	$347	$343	$374

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2014 and 2013

	December 31, 2014	December 31, 2013
	($ million)
Cash and cash equivalents	$5,163	$5,567
Restricted cash	978	922
Trade receivables, net	1,054	1,362
Financing receivables, net	21,472	21,976
Inventories, net	7,008	7,410
Property, plant and equipment, net	6,865	7,090
Investments in unconsolidated subsidiaries and affiliates	605	645
Equipment under operating leases	1,518	1,059
Goodwill	2,484	2,504
Other intangible assets, net	850	810
Deferred tax assets	1,747	1,679
Derivative assets	205	261
Other assets	1,964	2,558
TOTAL ASSETS	$51,913	$53,843
Debt	$29,594	$29,866
Trade payables	5,982	7,369
Deferred tax liabilities	452	385
Pension, postretirement and other post-employment benefits	2,614	2,427
Derivative liabilities	235	94
Other liabilities	8,059	8,735
Total liabilities	$46,936	$48,876
Redeemable Noncontrolling interest	16	12
Common shares, € 0.01, par value; issued 1,355,319,640 common shares and 415,399,503 special voting shares in 2014; and issued 1,350,073,530 common shares and 468,994,386 special voting shares in 2013	25	25
Additional paid in capital	4,342	4,283
Retained earnings	2,291	1,966
Accumulated other comprehensive loss	(1,736)	(1,373)
Noncontrolling interests	39	54
Equity:	$4,961	$4,955
TOTAL EQUITY AND LIABILITIES	$51,913	$53,843

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED BALANCE SHEETS — (Continued)

As of December 31, 2014 and 2013

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

	December 31, 2014	December 31, 2013
	(in millions)
Restricted cash	$971	$900
Financing receivables	11,563	12,379
Equipment on operating leases, net	83	116
Total Assets	$12,617	$13,395
Debt	$11,962	$12,871
Total Liabilities	$11,962	$12,871

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2014, 2013 and 2012

	2014	2013	2012
	(in millions)
Operating activities:
Net income	$708	$828	$876
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	731	690	677
Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	409	413	362
Loss from disposal of assets	8	25	22
Undistributed income (loss) of unconsolidated subsidiaries	3	(44)	11
Other non cash items	254	196	398
Changes in operating assets and liabilities:
Provisions	121	107	79
Deferred income taxes	(39)	(59)	(10)
Trade and financing receivables related to sales, net	(810)	(658)	(1,145)
Inventories, net	(172)	(1,205)	(103)
Trade payables	(862)	963	(168)
Other assets and liabilities	330	266	(157)
Net cash provided by operating activities	681	1,522	842
Investing activities:
Additions to retail receivables	(6,467)	(7,511)	(7,048)
Collections of retail receivables	6,506	6,043	6,175
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	25	7	97
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	577	466	412
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and assets sold under buy-back commitments	(1,022)	(1,227)	(1,048)
Expenditures for assets under operating leases and assets sold under buy- back commitments	(1,814)	(1,439)	(1,186)
Other	236	(127)	1
Net cash used by investing activities	(1,959)	(3,788)	(2,597)
Financing activities:
Proceeds from long-term debt	17,377	12,464	11,364
Payments of long-term debt	(15,323)	(9,988)	(9,505)
Net increase (decrease) in other financial liabilities	(325)	514	(657)
Dividends paid	(382)	(368)	(616)
Other	18	(6)	13
Net cash provided by financing activities	1,365	2,616	599
Effect of foreign exchange rate changes on cash and cash equivalents	(491)	18	—
Increase (decrease) in cash and cash equivalents	(404)	368	(1,156)
Cash and cash equivalents, beginning of year	5,567	5,199	6,355
Cash and cash equivalents, end of year	$5,163	$5,567	$5,199

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2014, 2013 and 2012

	Common shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2012	$2,557	$599	$1,207	$(529)	$1,023	$4,857	$5
Net income	—	—	756	—	116	872	4
Other comprehensive income (loss), net of tax	—	—	—	(382)	(40)	(422)	—
Dividend paid	—	—	(308)	—	(306)	(614)	(2)
Increase in noncontrolling interest due to change in ownership	—	(14)	—	—	77	63	—
Share-based compensation expense	—	—	8	—	—	8	—
Issuance of common shares	8	(8)	—	—	13	13	—
Other changes	—	—	30	—	18	48	—
Balance, December 31, 2012	$2,565	$577	$1,693	$(911)	$901	$4,825	$7
Net income	—	—	677	—	144	821	7
Other comprehensive income (loss), net of tax	—	—	—	(334)	(19)	(353)	—
Dividend paid	—	—	(366)	—	—	(366)	(2)
Increase in noncontrolling interest due to change in ownership	—	(44)	—	—	64	20	—
Share-based compensation expense	—	29	(8)	—	—	21	—
Other changes	—	—	(30)	—	17	(13)	—
Impact from the Merger
—Cancellation of Fiat Industrial S.p.A. share capital and issuance of CNH Industrial N.V. share capital	(2,541)	2,541	—	—	—	—	—
—Purchase of ownership interests in CNH Global N.V. from non-controlling interests	1	1,180	—	(128)	(1,053)	—	—
Balance, December 31, 2013	$25	$4,283	$1,966	$(1,373)	$54	$4,955	$12
Net income (loss)	—	—	710	—	(10)	700	8
Other comprehensive loss, net of tax	—	—	—	(363)	(4)	(367)	—
Dividend paid	—	—	(375)	—	(3)	(378)	(4)
Share-based compensation expense	—	49	—	—	—	49	—
Issuance of common shares	—	10	—	—	—	10	—
Other changes	—	—	(10)	—	2	(8)	—
Balance, December 31, 2014	$25	$4,342	$2,291	$(1,736)	$39	$4,961	$16

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

The Company was formed as a result of the business combination transaction between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries, the “Fiat Industrial Group”) and CNH Global N.V. (“CNH Global”).

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

In connection with the FI Merger, Fiat Industrial shareholders received one newly issued common share in CNH Industrial (having a nominal value of €0.01 each) for each ordinary share held in Fiat Industrial (having a nominal value of €1.57 each). In connection with the CNH Merger, CNH Global shareholders received 3.828 newly issued CNH Industrial common shares (having a nominal value of €0.01 each) for each common share held in CNH Global (having a nominal value of €2.25 each).

Prior to the Merger, Fiat Industrial owned approximately 87% of CNH Global’s outstanding common shares (through their ownership of all of CNH Global’s common shares B) through FNH. As the Merger represents a “business combination involving entities or businesses under common control”, it is outside the scope of application of Accounting Standards Codification 805—Business Combinations. Accordingly, no adjustments were made to the carrying amounts of the assets and liabilities of Fiat Industrial. This resulted in the amounts recognized in the consolidated balance sheet post-merger being equal to those reported in the consolidated balance sheet of Fiat Industrial pre-merger. The only significant accounting effect of the Merger was the post-merger attribution to owners of the parent company of the previous noncontrolling interests in CNH Global N.V. As a result of the Merger, $1,053 million of noncontrolling interests were reclassified to equity attributable to the parent.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On January 1, 2011, Fiat S.p.A. (which effective October 12, 2014 was merged into Fiat Chrysler Automobiles N.V. or “FCA”) effected a “demerger” under Article 2506 of the Italian Civil Code (the “Demerger”). Pursuant to the Demerger, Fiat transferred its ownership interest in FNH to a new holding company, Fiat Industrial, including Fiat’s indirect ownership of CNH Global, as well as Fiat’s truck and commercial vehicles business and its industrial and marine powertrain business. Consequently, as of January 1, 2011, CNH Global became a subsidiary of Fiat Industrial. In connection with the Demerger, shareholders of Fiat received shares of capital stock of Fiat Industrial. Accordingly, as of January 1, 2011, Fiat Industrial owned approximately 89% of CNH Global’s outstanding common shares through FNH. Fiat Industrial was a corporation organized under the laws of the Republic of Italy whose stock was traded on the Milan stock exchange.

Following the Merger between Fiat Industrial and CNH Global, the Company realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment (ii) Construction Equipment, which designs, produces and sells construction equipment (iii) Commercial Vehicles, which designs, produces and sell trucks, commercial vehicles, buses, and special vehicles (iv) Powertrain, which produces and sells engines, transmissions and axles for those vehicles and engines for marine applications; and (v) Financial Services, which provides financial services to the customers of our products. The Company’s worldwide agricultural equipment, construction equipment, commercial vehicles, powertrain operations as well as corporate functions are collectively referred to as “Industrial Activities”.

Note 2: Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

CNH Industrial has prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include CNH Industrial N.V. and its consolidated subsidiaries. The consolidated financial statements are expressed in U.S. dollars and, unless otherwise indicated, all financial data set forth in these consolidated financial statements are expressed in U.S. dollars. The consolidated financial statements include the accounts of CNH Industrial’s subsidiaries in which CNH Industrial has a controlling financial interest, and reflect the noncontrolling interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. A controlling financial interest may exist based on ownership of a majority of the voting interest of an entity or based on CNH Industrial’s determination that it is the primary beneficiary of a variable interest entity (“VIE”). The primary beneficiary of a VIE is the party that has the power to direct the activities that most significantly impact the economic performance of the entity and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity. The Company assesses whether it is the primary beneficiary on an ongoing basis, as prescribed by the accounting guidance on the consolidation of VIEs. The consolidated status of the VIEs with which the Company is involved may change as a result of such reassessments.

Investments in unconsolidated subsidiaries and affiliates are accounted for using the equity method when CNH Industrial does not have a controlling interest, but exercises significant influence. Under this method, the investment is initially recorded at cost and is increased or decreased by CNH Industrial’s proportionate share of the entity’s respective net income or loss. Dividends received from these entities reduce the carrying value of the investments.

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

On November 26, 2014, the Company completed the acquisition of substantially all of the assets of Miller-St. Nazianz, Inc. (“Miller”) for a total consideration of $106 million. The acquisition was funded using existing cash balances.  Miller is a leading manufacturer of precision spraying equipment.  The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the Agricultural Equipment segment. Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of operations.

Of the $106 million purchase price, $12 million was attributable to accounts receivable, $18 million to inventory, $16 million to property, plant, and equipment, $8 million to goodwill, $62 million to other intangible assets  and $10 million to liabilities assumed.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Any subsequent changes to the fair value of the assets and liabilities will be recorded as adjustments to those assets and liabilities and the residual amounts will be allocated to goodwill in 2015.

For the intangible assets acquired, the dealer network has a useful life of 20 years, trademarks have a useful life of 3 years, the order backlog has a useful life of 1 year, the patent portfolio has a useful life of 10 years, and developed technology has a useful life of 10 years.

Goodwill generated from the business acquisition is primarily attributable to access to Miller technology and expected synergies from geographic and network expansion, utilization of Powertrain engines in Miller sprayers and cost savings as a result of increased purchasing power and operational synergies.  Goodwill of $8 million is deductible for tax purposes.

There were no significant business combinations in 2013 or 2012.

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

New vehicle sales with a buy-back commitment are not recognized at the time of delivery but are accounted for as operating leases. More specifically, vehicles sold with a buy-back commitment by Commercial Vehicles are accounted for as Property, plant and equipment because agreements usually have a long-term buy-back commitment. The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period is depreciated on a straight-line basis over the same period. The initial sale price received is recognized as an advance payment in other liabilities. The difference between the initial sale price and the buy-back price is recognized as rental revenue on a straight-line basis over the term of the operating lease.

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

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Advertising

CNH Industrial expenses advertising costs as incurred. Advertising expense totaled $218 million, $241 million, and $210 million for the years ended December 31, 2014, 2013, and 2012, respectively.

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

Foreign Currency Translation

Certain of CNH Industrial’s non-U.S. subsidiaries and affiliates maintain their books and accounting records using local currency as the functional currency. Assets and liabilities of these non-U.S. subsidiaries are translated into U.S. dollars at period-end

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exchange rates, and net exchange gains or losses resulting from such translation are included in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Income and expense accounts of these non-U.S. subsidiaries are translated at the average exchange rates for the period. Gains and losses from foreign currency transactions are included in net income in the period during which they arise. Net foreign currency transaction gains and losses are reflected in “Other, net” in the accompanying consolidated statements of operations. For the years ended December 31, 2014, 2013, and 2012, the Company recorded a net loss of $340 million, $68 million and $33 million, respectively. For the year ended December 31, 2014, the $340 million loss includes the re-measurement charge of $71 million on the Venezuelan bolivar fuerte (“Bs.F.”) rate described below.  As described in “Note 14: Financial Instruments”, the Company uses hedging instruments to mitigate foreign currency risk.   Net of the gains realized on foreign currency hedging instruments, the Company recorded a loss of $132 million, $40 million and $33 million for the three years ended December 31, 2014, 2013 and 2012, respectively.  For the year ended December 31, 2012, the Company also reclassified a foreign currency translation gain of $52 million previously deferred in accumulated other comprehensive loss into net income as a result of the sale of an investment in a foreign entity. For additional information, see “Note 6: Investment in Unconsolidated Subsidiaries and Affiliates”.

As a result of recent changes to the way Venezuela’s exchange rate mechanism operates effective March 31, 2014, CNH Industrial has changed the Bs.F. rate used to re-measure its Venezuelan Commercial Vehicles business operations financial statements in U.S. dollars. Accordingly, CNH Industrial started to use the exchange rate determined by U.S. dollar auctions conducted under Venezuela’s Complementary System of Foreign Currency Administration (SICAD I). The SICAD I exchange rate which CNH Industrial is using at December 31, 2014 is 12.0 Bs.F to the U.S. dollar compared with a previously used Official Exchange Rate of 6.3 Bs.F. to the U.S. dollar before March 31, 2014. As a result, CNH Industrial recorded a pre-tax re-measurement charge of $71 million for the year ended December 31, 2014. At December 31, 2014, the Company’s Venezuelan subsidiary had net monetary assets of $125 million at Bs.F., including $106 million of cash and cash equivalents. As the SICAD I rate is based on periodic auctions, there may be significant changes to the exchange rate in future years, as well as other related developments in Venezuela, which may impact the Company’s consolidated financial statements.

The operating environment in Venezuela continues to be challenging, reflecting economic uncertainty and the Company’s limited ability to convert Bs.F. to U.S. dollars. Various restrictions on CNH Industrial’s ability to manage its operations, including restrictions on the distribution of foreign exchange by the authorities, have affected CNH Industrial’s Venezuelan operation’s ability to pay obligations denominated in U.S. dollars, thereby restricting CNH Industrial’s ability to benefit from its investment in this operation. However, the participation in some SICAD auctions resulted in the opportunity to generate some new business in the country. Moreover, SICAD rules allow CNH Industrial to generate this additional business keeping the current foreign currency exposure, considering its suppliers’ prepayment mechanism. As such, Commercial Vehicles resumed limited manufacturing operations in Venezuela during the third quarter of 2014 after temporarily suspending operations in April 2014.

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

Cash payments for interest totaled $944 million, $1,013 million, and $1,047 million for the years ended December 31, 2014, 2013, and 2012, respectively.

CNH Industrial paid taxes of $744 million, $521 million, and $673 million in 2014, 2013, and 2012, respectively.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Allowance for Credit Losses

The allowance for credit losses is the Company’s estimate of probable losses on receivables owned by the Company and consists of two components, depending on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which the Company has determined it is probable that it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history. These receivables are subject to impairment measurement at the loan level based either on the present value of expected future cash flows discounted at the receivables’ effective interest rate or the fair value of the collateral for collateral-dependent receivables.

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

Property, plant and equipment also include vehicles sold with a buy-back commitment, which are recognized under the method described in the paragraph Revenue Recognition.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

CNH Industrial evaluates the recoverability of the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If circumstances require a long-lived asset to be tested for possible impairment, CNH Industrial compares the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value.

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

Goodwill and Other Intangibles

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired. Goodwill and indefinite-lived intangible assets are reviewed for impairment at least annually. During 2014 and 2013, the Company performed its annual impairment review as of December 31 and concluded that there was no impairment in either year.

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

Earnings Per Share

Basic earnings per share is based on the weighted average number of shares outstanding during each period. Diluted earnings per share is based on the weighted average number of shares and dilutive share equivalents outstanding during each period. Unvested performance-based awards are considered outstanding and included in the computation of diluted earnings per share based on the number of shares that would vest if the end of the reporting period were the end of the contingency period.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New Accounting Pronouncements

Adopted

Comprehensive Income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, Comprehensive Income (Topic 220),  Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 requires preparers to report information about reclassifications out of accumulated other comprehensive income. For significant items reclassified out of accumulated other comprehensive income to net income in their entirety in the same reporting period, reporting (either on the face of the statement where net income is presented or in the notes) is required about the effect of the reclassifications on the respective line items in the statement where net income is presented. For items that are not reclassified to net income in their entirety in the same reporting period, a cross reference to other disclosures currently required under U.S. GAAP (e.g., pension amounts that are included in inventory) is required in the notes. The above information must be presented in one place (parenthetically on the face of the financial statements by income statement line item or in a note). Please see “Note 18: Accumulated Other Comprehensive Income (Loss)” for the disclosures required under this pronouncement.

Not Yet Adopted

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”).  ASU 2014-09 supersedes the revenue recognition requirements in Accounting Standards Codification 605—Revenue Recognition and most industry-specific guidance throughout the Codification. The standard requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for fiscal years beginning after December 15, 2016, and for interim periods within those fiscal years. The guidance can be applied retrospectively to each prior reporting period presented (full retrospective method) or retrospectively with a cumulative effect adjustment to retained earnings for initial application of the guidance at the date of initial adoption (modified retrospective method).  The Company is in the process of assessing the method of adoption it will elect and the impact of the adoption of ASU 2014-09 on its financial position, results of operations and cash flows.

Going Concern

In August 2014, the FASB issued ASU 2014-15, Uncertainties About an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). ASU 2014-15 provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. An entity must also provide certain disclosures if there is “substantial doubt” about the entity’s ability to continue as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The Company does not believe the adoption of this standard will have a material impact on its financial position or results of operations.

Consolidation

In February 2015, the FASB issued ASU 2015-02, Consolidation.  ASU 2015-02 is intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations and securitized structures.  The new standard eliminates the previous deferral in Accounting Standards Codification (“ASC”) 810, which allowed reporting entities with interests in certain investment funds to follow previously issued consolidations guidance, and makes changes to both the variable interest model and the voting model.  ASU 2015-02 is effective for annual periods ending after December 15, 2015.  The Company is currently assessing the impact of the adoption of ASU 2015-02 on its financial position, results of operations and cash flows.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3: Receivables

Trade Receivables, net

As of December 31, 2014 and 2013, the Company had trade receivables of $1,054 million and $1,362 million, respectively. Trade receivables are shown net of allowances for doubtful accounts of $207 million and $248 million at December 31, 2014 and 2013 respectively. Trade accounts have significant concentrations of credit risk in the Agricultural Equipment, Construction Equipment and Commercial Vehicles segments. On a geographic basis, there is not a disproportionate concentration of credit risk in any area.

The Industrial Activities businesses sell a significant portion of their trade receivables to Financial Services and provide compensation to Financial Services at approximate market interest rates.

Financing Receivables, net

A summary of financing receivables included in the consolidated balance sheets as of December 31, 2014 and 2013 is as follows:

	2014	2013
	(in millions)
Retail	$11,978	$12,730
Wholesale	9,400	9,111
Other	94	135
	$21,472	$21,976

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

Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest free” period, Financial Services is compensated by Industrial Activities for the difference between market interest rates and the amount paid by the dealer. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until CNH Industrial receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. Interest rates are set based on market factors and based on Euribor or the equivalent financial market rate (e.g. FHBR, Finance House Base Rate for UK). CNH Industrial evaluates and assesses dealers on an ongoing basis as to their credit worthiness. CNH Industrial may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in 2014, 2013 or 2012 relating to the termination of dealer contracts.

Financing receivables generally have significant concentrations of credit risk in the agriculture, construction and truck industries. On a geographic basis, there is not a disproportionate concentration of credit risk in any area. The Company typically retains as collateral a security interest in the equipment associated with retail notes, wholesale notes and finance leases.

As part of our overall funding strategy, the Company periodically transfers certain receivables into VIEs that are special purposes entities (“SPEs”) as part of its asset-back securitization program and are not available to the Company’s general creditors. Please see the securitization discussion at the end of this footnote.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contractual maturities of financing receivables as of December 31, 2014 are as follows:

Amount
(in millions)
2015	$12,659
2016	2,758
2017	2,321
2018	1,761
2019	1,660
2020 and thereafter	313
Total	$21,472

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

The aging of financing receivables as of December 31, 2014 and 2013 is as follows (in millions):

	2014
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail
NAFTA	$31	$2	$-	$33	$8,596	$8,629	$10	$8,639
EMEA	14	8	-	22	881	903	58	961
LATAM	3	-	-	3	1,762	1,765	37	1,802
APAC	2	-	2	4	572	576	-	576
Total Retail	$50	$10	$2	$62	$11,811	$11,873	$105	$11,978
Wholesale
NAFTA	$1	$-	$-	$1	$4,079	$4,080	$52	$4,132
EMEA	72	4	-	76	3,874	3,950	6	3,956
LATAM	1	-	-	1	861	862	-	862
APAC	16	3	30	49	372	421	29	450
Total Wholesale	$90	$7	$30	$127	$9,186	$9,313	$87	$9,400

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2013
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail
NAFTA	$18	$5	$3	$26	$8,336	$8,362	$30	$8,392
EMEA	75	21	8	104	1,524	1,628	220	1,848
LATAM	4	—	—	4	1,651	1,655	51	1,706
APAC	40	9	6	55	727	782	2	784
Total Retail	$137	$35	$17	$189	$12,238	$12,427	$303	$12,730
Wholesale
NAFTA	$—	$—	$—	$—	$3,536	$3,536	$30	$3,566
EMEA	180	36	1	217	4,052	4,269	241	4,510
LATAM	—	—	—	—	796	796	1	797
APAC	4	5	18	27	211	238	—	238
Total Wholesale	$184	$41	$19	$244	$8,595	$8,839	$272	$9,111

Allowance for credit losses activity for the three years ended December 31, 2014, 2013 and 2012 is as follows (in millions):

	December 31, 2014
	Retail	Wholesale	Other	Total
Opening Balance	$613	$112	$1	$726
Provision	86	71	2	159
Charge-offs, net of recoveries	(135)	(24)	(2)	(161)
Foreign Currency Translation and Other	(96)	23	(1)	(74)
Ending Balance	468	182	-	650
Ending Balance: Individually Evaluated for Impairment	233	115	—	348
Ending Balance: Collectively Evaluated for Impairment	235	67	-	302
Receivables:
Ending Balance	11,978	9,400	94	21,472
Ending Balance: Individually Evaluated for Impairment	484	758	—	1,242
Ending Balance: Collectively Evaluated for Impairment	$11,494	$8,642	$94	$20,230

	December 31, 2013
	Retail	Wholesale	Other	Total
Opening Balance	$661	$120	$1	$782
Provision	62	1	—	63
Charge-offs, net of recoveries	(111)	(8)	—	(119)
Foreign Currency Translation and Other	1	(1)	—	—
Ending Balance	613	112	1	726
Ending Balance: Individually Evaluated for Impairment	292	101	—	393
Ending Balance: Collectively Evaluated for Impairment	321	11	1	333
Receivables:
Ending Balance	12,730	9,111	135	21,976
Ending Balance: Individually Evaluated for Impairment	569	742	—	1,311
Ending Balance: Collectively Evaluated for Impairment	$12,161	$8,369	$135	$20,665

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	December 31, 2012
	Retail	Wholesale	Other	Total
Opening Balance	$635	$95	$—	$730
Provision	90	33	1	124
Charge-offs, net of recoveries	(128)	(8)	—	(136)
Foreign Currency Translation and Other	64	—	—	64
Ending Balance	661	120	1	782
Ending Balance: Individually Evaluated for Impairment	247	108	—	355
Ending Balance: Collectively Evaluated for Impairment	414	12	1	427
Receivables:
Ending Balance	11,760	8,049	230	20,039
Ending Balance: Individually Evaluated for Impairment	531	788	—	1,319
Ending Balance: Collectively Evaluated for Impairment	$11,229	$7,261	$230	$18,720

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

	2014				2013
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment
	(in millions)
With no related allowance
Retail
NAFTA	$24	$24	$—	$22	$17	$17	$—	$11
EMEA	$91	$91	$—	$95	$—	$—	$—	$—
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
Wholesale
NAFTA	$12	$12	$—	$21	$—	$—	$—	$—
EMEA	$35	$35	$—	$39	$42	$42	$—	$40
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
With an allowance recorded
Retail
NAFTA	$33	$32	$13	$34	$27	$27	$13	$30
EMEA	$311	$311	$212	$312	$447	$447	$249	$473
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$25	$25	$8	$26	$78	$78	$30	$69
Wholesale
NAFTA	$60	$60	$3	$63	$31	$30	$6	$34
EMEA	$608	$608	$98	$708	$644	$644	$78	$655
LATAM	$25	$20	$8	$20	$13	$11	$10	$14
APAC	$18	$18	$6	$13	$12	$12	$7	$14
Total
Retail	$484	$483	$233	$489	$569	$569	$292	$583
Wholesale	$758	$753	$115	$864	$742	$739	$101	$757

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Troubled Debt Restructurings

A troubled debt restructuring (“TDR”) is generally the modification of debt in which a lender grants a concession it would not otherwise consider to a borrower that is experiencing financial difficulties. These modifications may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate, extended skip payment period and waving interest and principal. As a collateral based lender, the Company typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy or other court proceedings.

TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of the collateral.  In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third-party guarantees.

Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations under the loans based on a credit review, the TDR classification is not removed from the receivable.

For the year ended December 31, 2014, the Company had approximately 660 retail and finance lease receivable contracts classified as TDRs in NAFTA, of which the pre-modification value was $17 million and the post-modification value was $16 million. The court has determined the concession in 411 of these cases. The pre-modification value of these contracts was $7 million and the post-modification value was $6 million. For the year ended December 31, 2013, the Company had approximately 765 retail and finance lease receivable contracts classified as TDRs in NAFTA, of which the pre-modification value was $17 million and the post-modification value was $15 million. The court has determined the concession in 514 of these cases. The pre-modification value of these contracts was $9 million and the post-modification value was $8 million. As the outcome of the bankruptcy cases is determined by the court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease receivable contracts that were modified in a TDR during the twelve months ended December 31, 2014 and 2013.

For the years ended December 31, 2014 and 2013, the Company had approximately $108 million and $206 million, respectively, in retail and finance lease receivable contracts classified as TDRs in EMEA. The primary concession was skip payments and extended contract maturities, and, as such, the post-modification value approximates the pre-modification value. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the twelve months ended December 31, 2014 and 2013.

For the years ended December 31, 2014 and 2013, the Company had approximately $53 million and $74 million, respectively, in retail and finance lease receivable contracts classified as TDRs in LATAM. The concessions granted on these receivables are primarily skip payments and extensions of contract maturities. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the twelve months ended December 31, 2014 and 2013.

As of December 31, 2014 and 2013, the Company’s wholesale TDRs were immaterial.

Transfers of Financial Assets

The Company transfers a number of its financing receivables under securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in securitizations differ from other entities included in the Company’s consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, the Company has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay the Company’s creditors until all obligations of the SPE have been fulfilled.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

At December 31, 2014 and 2013, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	2014	2013
Retail note and finance lease receivables	$8,718	$8,960
Wholesale receivables	6,005	6,042
Total	$14,723	$15,002

At December 31, 2014 and 2013, the Company also had $116 million and $360 million, respectively, of VAT receivables included in other assets that were used as collateral in certain borrowings.

Note 4: Inventories

Inventories (stated at the lower of cost or market, cost being determined on a FIFO basis) as of December 31, 2014, and 2013 consist of the following:

	2014	2013
	(in millions)
Raw materials	$1,672	$1,956
Work-in-process	552	949
Finished goods	4,784	4,505
Total inventories	$7,008	$7,410

Note 5: Property, Plant and Equipment

A summary of property, plant and equipment as of December 31, 2014, and 2013 is as follows:

	2014	2013
	(in millions)
Land and industrial buildings	$3,306	$3,478
Plant, machinery and equipment	8,357	8,481
Assets sold with buy-back commitment	2,750	2,813
Construction in progress	213	516
Other	868	960
Gross property, plant and equipment	15,494	16,248
Accumulated depreciation	(8,629)	(9,158)
Net property, plant and equipment	$6,865	$7,090

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of property, plant and equipment recorded under capital leases ¹ as of December 31, 2014, and 2013 is as follows:

	2014	2013
	(in millions)
Gross capital leases ²	$148	$158
Accumulated depreciation	(41)	(38)
Net capital leases	$107	$120

¹	Included in Property, plant and equipment table above
²	Consists of industrial buildings, plant, machinery and equipment

Depreciation expense on the above property, plant and equipment totaled $873 million, $854 million, and $783 million for the years ended December 31, 2014, 2013, and 2012, respectively. Excluding depreciation for assets sold with buy-back commitments, depreciation expenses totaled $623 million, $581 million, and $564 million for the years ended December 31, 2014, 2013, and 2012, respectively.

Commercial Vehicles recognized an impairment loss of $22 million, $37 million and $19 million on assets sold with a buy-back commitment for the years ended December 31, 2014, 2013 and 2012, respectively. The losses are recognized in the cost of goods sold.

The Company had contractual commitments of $397 million and $348 million for the acquisition of property, plant and equipment at December 31, 2014 and 2013, respectively.

Note 6: Investments in Unconsolidated Subsidiaries and Affiliates

A summary of investments in unconsolidated subsidiaries and affiliates as of December 31, 2014, and 2013 is as follows:

	2014	2013
	(in millions)
Equity method	$593	$638
Cost method	12	7
Total	$605	$645

A summary of the combined results of operations and financial position as reported by the investees that CNH Industrial accounts for using the equity method is as follows:

	For the Years Ended December 31,
	2014	2013	2012
	(in millions)
Net revenue	$4,849	$5,211	$5,619
Income before taxes	$251	$321	$261
Net income	$194	$289	$210

	As of December 31,
	2014	2013
	(in millions)
Total assets	$7,448	$7,127
Total liabilities	$5,877	$5,460
Total equity	$1,571	$1,667

The investees included in these tables primarily consists of Al Ghazi Tractors Ltd. (43% ownership), Turk Traktor re Ziraat Makineteri A.S. (37% ownership), New Holland HFT Japan Inc. (50% ownership), CNH de Mexico S.A. de C.V. (50% ownership), CNH Industrial Capital Europe S.A.S. (50% ownership), Naveco (Nanjing Iveco Motor Co.) Ltd (50% ownership), SAIC Iveco

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Commercial Vehicle Investment Company Limited (50% ownership) and Transolver Finance Establecimiento Financiero de Credito S.A. (50% ownership).

Effective December 31, 2012, the initial term of CNH Global’s global alliance with one of its Japanese joint ventures, Kobelco Construction Machinery Co., Ltd. (“KCM”) expired and CNH Global and KCM entered a new phase of the relationship. As a result, CNH sold its 20% ownership in KCM to Kobe Steel, Ltd (“KSL”) and recognized a loss of approximately $35 million in 2012. The dispute regarding the amount to be paid by KSL to CNH Global was resolved by binding arbitration pursuant to London Court of International Arbitration (“LCIA”) rules, as provided by the KCM Shareholders Agreement. In November 2013, the arbitrator issued his award and opinion, effectively ruling in favor of KSL. As a result, CNH Industrial recognized an additional loss of $26 million on the sale of investment in its consolidated statements of operations for the year ended December 31, 2013. Please see “Note 13: Commitments and Contingencies” for additional information.

Note 7: Equipment on Operating Leases

Equipment on operating leases primarily include products leased to customers by Agricultural Equipment, Construction Equipment and Commercial Vehicles. A summary of equipment on operating leases as of December 31, 2014, and 2013 is as follows:

	2014	2013
	(in millions)
Equipment on operating leases	$1,814	$1,343
Accumulated depreciation	(296)	(284)
Net equipment on operating leases	$1,518	$1,059

Depreciation expense on equipment on operating leases is recorded in “Other, net” and amounted to $159 million, $140 million and $143 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Lease payments owed to CNH Industrial for equipment under non-cancelable operating leases as of December 31, 2014, are as follows:

Amount
(in millions)
2015	$162
2016	111
2017	52
2018	22
2019	7
Beyond 5 years	3
Total	$357

Note 8: Goodwill and Other Intangibles

Changes in the carrying amount of goodwill, for the years ended December 31, 2014, and 2013 are as follows:

	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at January 1, 2013	$1,671	$597	$69	$6	$167	$2,510
Acquisition	—	9	—	—	-	9
Impact of foreign exchange	(14)	—	2	—	(3)	(15)
Balance at December 31, 2013	1,657	606	71	6	164	2,504
Acquisition	8	—	—	—	—	8
Impact of foreign exchange	(3)	(11)	(10)	(1)	(3)	(28)
Balance at December 31, 2014	$1,662	$595	$61	$5	$161	$2,484

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill and other indefinite-lived intangible assets are tested for impairment annually or more frequently if a triggering event occurs. In 2014 and 2013, CNH Industrial performed its annual impairment review as of December 31 and concluded that there were no impairments in either year.

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

Under the market approach, CNH Industrial estimates the fair value of the Agricultural Equipment and Construction Equipment reporting units using revenue and EBITDA multiples and estimates the fair value of the Financial Services reporting unit using book value, tangible book value and interest margin multiples. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics as the respective reporting units. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same, or a similar, line of business or be subject to similar financial and business risks, including the opportunity for growth.

As of December 31, 2014, the estimated fair value of the Agricultural Equipment and Financial Services reporting units, as well as indefinite-lived intangible assets, substantially exceeded the respective carrying values. The Construction Equipment reporting unit’s excess of fair value over carrying value was approximately 18%. This reporting unit is considered to be at higher risk of potential failure of step one of the impairment test in future reporting periods, due primarily to declines in market demand for construction equipment.

The sum of the fair values of CNH Industrial’s reporting units was in excess of CNH Industrial’s market capitalization. CNH Industrial believes that the difference between the fair value and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken into consideration.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2014, and 2013, the Company’s other intangible assets and related accumulated amortization consisted of the following:

	2014				2013
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in millions)
Other intangible assets subject to amortization:
Dealer Networks	15	$285	$131	$154	$252	$122	$130
Patents, concessions and licenses and other	5-25	1,701	1,281	420	1,505	1,097	408
		1,986	1,412	574	1,757	1,219	538
Other intangible assets not subject to amortization:
Trademarks		276	—	276	272	—	272
Total other intangible assets		$2,262	$1,412	$850	$2,029	$1,219	$810

CNH Industrial recorded amortization expense of $108 million, $109 million, and $113 million during 2014, 2013, and 2012, respectively.

Based on the current amount of other intangible assets subject to amortization, the estimated annual amortization expense for each of the succeeding 5 years is expected to be as follows: $105 million in 2015; $97 million in 2016; $94 million in 2017, $85 million in 2018; and $73 million in 2019.

Note 9: Debt

Credit Facilities

Lenders of committed credit facilities have the obligation to make advances up to the facility amount. Lenders of uncommitted facilities have the right to terminate the agreement with prior notice to CNH Industrial. At December 31, 2014, available committed lines of credit expiring after twelve months amounted to $2.7 billion. The Company has credit facilities available in varying currencies that have various maturity dates up to 2019.

In 2014, the Company signed a new five-year committed revolving credit facility for €1.75 billion, replacing an existing three-year €2 billion committed revolving credit facility which was scheduled to mature in February 2016.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Debt

A summary of debt as of December 31, 2014 and 2013, including drawings under credit lines, is as follows:

	2014			2013
	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated
	(in millions)
Bonds (*):
Payable in 2015, interest rate of 5.250%	$1,214	$—	$1,214	$1,379	$—	$1,379
Payable in 2018, interest rate of 6.250%	1,457	—	1,457	1,655	—	1,655
Payable in 2019, interest rate of 2.750%	1,214	—	1,214	—	—	—
Payable in 2021, interest rate of 2.875%	850	—	850	—	—	—
Payable in 2016, interest rate of 7.250%	253	—	253	258	—	258
Payable in 2017, interest rate of 7.875%	1,535	—	1,535	1,541	—	1,541
Payable in 2016, interest rate of 6.250%	—	500	500	—	500	500
Payable in 2015, interest rate of 3.875%	—	750	750	—	750	750
Payable in 2018, interest rate of 3.625%	—	598	598	—	599	599
Payable in 2017, interest rate of 3.250%	—	500	500	—	500	500
Payable in 2019, interest rate of 3.375%	—	500	500	—	—	—
Other Debt:
Asset-backed debt	26	13,561	13,587	15	14,697	14,712
Other debt	3,630	3,006	6,636	5,290	2,682	7,972
Intersegment debt	1,341	4,671	—	1,810	5,680	—
Total debt	$11,520	$24,086	$29,594	$11,948	$25,408	$29,866

(*)	Includes unamortized discounts/premiums and fair value hedge adjustments.

The weighted-average interest rate on consolidated debt at December 31, 2014, and 2013 was  3.7%.

In March 2011, CNH Industrial Finance Europe S.A. issued €1.0 billion of notes, due 2015 and bearing fixed interest at a rate of 5.250% (the “5.250% CIFE Notes”). The 5.250% CIFE Notes have been issued under the €10 billion Global Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.

In March 2011, CNH Industrial Finance Europe S.A. issued €1.2 billion of notes, due 2018 and bearing fixed interest at a rate of 6.250% (the “6.250% CIFE Notes”). The 6.250% CIFE Notes have been issued under the €10 billion Global Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.

In March 2014, CNH Industrial Finance Europe S.A. issued €1 billion of notes, due 2019 and bearing fixed interest at a rate of 2.750% (the “2.750% CIFE Notes”).  The 2.750% CIFE Notes have been issued under the €10 billion Global Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.

In September 2014, CNH Industrial Finance Europe S.A. issued €700 million of notes, due 2021 and bearing fixed interest at a rate of 2.875% (the “2.875% CIFE Notes”).  The 2.875% CIFE Notes have been issued under the €10 billion Global Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.

In January 1996, CNH Industrial America LLC issued $254 million 7.25% Senior Notes (the “7.250% Senior Notes”), due 2016. The 7.250% Senior Notes are redeemable in whole or in part at any time at the option of CNH Industrial America LLC at a price equal to the greater of (i) 100% of the principal amount of the notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis at the Treasury Rate (as defined in the notes) plus 20 basis points. Since 1999, the 7.250% Senior Notes have been fully guaranteed by CNH Industrial.

In June 2010, Case New Holland Industrial Inc. issued $1.5 billion of debt securities at an annual fixed rate of 7.875% (the “7.875% Senior Notes”) due 2017. The 7.875% Senior Notes are fully and unconditionally guaranteed by CNH Industrial N.V. (as

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

successor to CNH Global N.V.) and certain of its direct and indirect subsidiaries. The 7.875% Senior Notes contain certain covenants that limit the ability of CNH Industrial N.V. and its restricted subsidiaries to, among other things, incur secured funded debt or enter into certain leaseback transactions; the ability of CNH Industrial non-guarantor restricted subsidiaries other than Case New Holland Industrial Inc. or any credit subsidiaries to incur additional funded debt and the ability of CNH Industrial, Case New Holland Industrial Inc. and CNH Industrial guarantor subsidiaries to consolidate, merge, convey, transfer or lease out properties and assets. The 7.875% Senior Notes are redeemable at Case New Holland Industrial Inc.’s option at any time at a price equal to 100% of the principal amount of the notes plus a make-whole premium defined in the respective indentures.

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

In June 2014, CNH Industrial Capital LLC issued $500 million of debt securities at an annual fixed rate of 3.375% (the “3.375% Notes) due 2019.  The 3.375% Notes are fully and unconditionally guaranteed by certain wholly owned subsidiaries of the issuer.

A summary of the minimum annual repayments of debt as of December 31, 2014, for 2015 and thereafter is as follows:

	Industrial Activities	Financial Services	Consolidated
	(in millions)
2015	$2,833	$8,205	$11,038
2016	861	3,915	$4,776
2017	1,964	3,671	$5,635
2018	1,719	2,316	$4,035
2019	1,841	1,110	$2,951
2020 and thereafter	961	198	$1,159
Intersegment	1,341	4,671	—
Total	$11,520	$24,086	$29,594

The table above includes unamortized debt discounts/premiums and fair value hedge adjustments which are considered insignificant compared to the total balance of outstanding debt.

Please refer to Note 14—Financial Instruments for fair value information on debt.

Note 10: Income Taxes

In 2012, the Company announced the planned tax domicile of CNH Industrial N.V. in the United Kingdom. On August 13, 2013, the Dutch and United Kingdom competent authorities completed a mutual agreement procedure and issued a ruling that as of November 24, 2012, CNH Industrial N.V. should be treated solely as a tax resident in the United Kingdom and is subject to the United Kingdom corporate income tax system. As a result of the United Kingdom tax residence, the Company does not expect a significant impact on its corporate income tax liabilities. However, dividend distributions by CNH Industrial N.V. to its shareholders are not subject to withholding tax, as the United Kingdom currently does not levy a withholding tax on dividend distributions. CNH Industrial N.V.’s United Kingdom tax residency provides the Company enhanced financial flexibility for global cash management and repatriation strategies.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CNH Industrial N.V., through its subsidiaries, has substantial world-wide operations. Taxes are primarily paid on the earnings generated in various jurisdictions, including the United States, Brazil, Canada, France, and other countries. The Company’s subsidiaries incur tax obligations in the jurisdictions in which they operate. The Company’s provision for income taxes as reported in its consolidated statements of operations for the year ended December 31, 2014 of $467 million consists almost entirely of the income taxes owed by the subsidiaries of CNH Industrial N.V.

The sources of income before taxes and equity in income of unconsolidated subsidiaries and affiliates for the years ended December 31, 2014, 2013, and 2012 are as follows:

	2014	2013	2012
	(in millions)
Parent country source	$(12)	$14	$(1,036)
Foreign sources	1,101	1,360	2,383
Income before taxes and equity in income of unconsolidated subsidiaries and affiliates	$1,089	$1,374	$1,347

The provision for income taxes for the years ended December 31, 2014, 2013, and 2012 consisted of the following:

	2014	2013	2012
	(in millions)
Current income taxes	$489	$755	$579
Deferred income taxes	(22)	(84)	(15)
Total income tax provision	$467	$671	$564

CNH Industrial N.V. is incorporated in The Netherlands, but the Company is a tax resident of the United Kingdom as indicated above. However, for 2012, Fiat Industrial was incorporated in Italy and a tax resident of that country until the Merger date of September 29, 2013. As such, the reconciliation of the differences between the provision for income taxes and the statutory rate for 2012 is presented on the basis of the Italy statutory federal income tax rate of 27.5% as opposed to the United Kingdom statutory rates of 23% for the 2013 reconciliation. For 2014, the reconciliation of the differences between the provision for income taxes and the statutory rate is presented on the basis of the United Kingdom statutory federal income tax rate of 21.5%. A reconciliation of CNH Industrial’s statutory and effective income tax rate for the years ended December 31, 2014, 2013, and 2012 is as follows:

	2014	2013	2012
	(in percentages)
Tax provision at the parent statutory rate	22%	23%	28%
Foreign income taxed at different rates	14	11	6
Change in valuation allowance	14	13	4
Italian IRAP taxes	3	2	3
Tax contingencies	(6)	3	9
Tax credits and incentives	(8)	(7)	(10)
Currency exchange impact	2	-	-
Other	2	4	2
Total income tax provision	43%	49%	42%

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of net deferred tax assets as of December 31, 2014 and 2013 are as follows:

	2014	2013
	(in millions)
Deferred tax assets:
Inventories	$225	$237
Warranty and campaigns	202	218
Allowance for credit losses	212	228
Marketing and sales incentive programs	445	405
Other risk and future charges reserve	173	179
Pension, postretirement and post-employment benefits	634	587
Measurement of derivative financial instruments	37	-
Research and development costs	343	440
Other reserves	413	444
Tax loss carry forwards	836	647
Less: Valuation allowances	(1,484)	(1,432)
Total deferred tax assets	$2,036	$1,953
Deferred tax liabilities:
Property, plant and equipment	271	138
Inventories	136	134
Measurement of derivative financial instruments	-	57
Other	334	330
Total deferred tax liabilities	741	659
Net deferred tax assets	$1,295	$1,294

Net deferred tax assets are reflected in the accompanying consolidated balance sheets as of December 31, 2014 and 2013 as follows:

	2014	2013
	(in millions)
Deferred tax assets	$1,747	$1,679
Deferred tax liabilities	(452)	(385)
Net deferred tax assets	$1,295	$1,294

CNH Industrial has gross tax loss carry forwards in a number of tax jurisdictions. The years in which these tax losses expire are as follows: $29 million in 2015; $23 million in 2016; $29 million in 2017; $683 million in 2018; $523 million in 2019 and beyond. CNH Industrial also has tax loss carry forwards of more than $2 billion with indefinite lives.

A reconciliation of the gross amounts of tax contingencies at the beginning and end of the year is as follows:

	2014	2013
	(in millions)
Balance, beginning of year	$555	$383
Additions based on tax positions related to the current year	42	95
Additions for tax positions of prior years	81	171
Reductions for tax positions of prior years	(304)	(73)
Reductions for tax positions as a result of lapse of statute	(12)	(12)
Settlements	(19)	(9)
Balance, end of year	$343	$555

The total amount of tax contingencies, if recognized, would affect the total income tax provision by $159 million.

The remaining tax contingencies included in the balance sheet at December 31, 2014 are principally related to tax positions for which there are offsetting tax receivables or tax contingencies related to timing items. Based on worldwide tax audits which are

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

scheduled to close over the next twelve months, the Company expects to have decreases of approximately $204 million and increases of approximately $68 million to tax contingencies primarily related to transfer pricing. These changes in tax contingencies are not expected to have a material impact on the effective tax rate due to compensating adjustments to related tax receivables.

Included in the balance sheet at December 31, 2014, are $9 million of tax positions for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. The disallowance of a shorter deductibility period would accelerate the payment of cash to the taxing authority to an earlier period.

The Company recognizes interest and penalties accrued related to tax contingencies as part of the income tax provision. During the years ended December 31, 2014, 2013 and 2012, the Company recognized approximately $(8) million, $(13) million and $(9) million in interest and penalties, respectively. The Company had approximately $17 million, $26 million and $41 million for the payment of interest and penalties accrued at December 31, 2014, 2013 and 2012, respectively.

In the third quarter 2012, New Holland Fiat (India) Pvt. Ltd (“NHFIPL”) lost its Indian Supreme Court case regarding the amount of excise tax duty imposed on the valuation of motor vehicles for the period April 1998 through June 2001. See “Note 21: Related Party Information” for additional information.

On December 19, 2014, President Obama signed The Tax Increase Prevention Act of 2014, legislation which extended many of the tax provisions that expired in 2013.  For financial reporting purposes, the tax impact of this legislation is taken into account in the quarter in which the legislation is enacted by Congress and signed into law by the President.  Since President Obama signed the bill on December 19, 2014, the financial reporting for these legislative changes occurred in the fourth quarter 2014. In the fourth quarter 2014, the full 2014 research and development tax credit was recorded as a discrete tax benefit and the reduction of the 2014 active financing income was recorded. The total tax benefit to the fourth quarter 2014 was approximately $12 million.

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

On July 17, 2012, the UK Finance Act 2012 received Royal Assent passing into law a number of tax measures including the tax rate reduction, Controlled Foreign Corporation (“CFC”) reform and the introduction of the “patent box” regime. The key measure is a phased-in 2% reduction to the corporate income tax rate. Reduction to 21% for the year beginning April 1, 2014 and reduction to 20% for the year beginning April 1, 2015 were included in the Finance Act 2013 and enacted in 2013. Pursuant to ASC 740-10-25-47, deferred taxes are required to be measured using the tax laws and rates that are fully enacted as of the balance sheet date. The effect of changes in tax laws, including those with retroactive application, should be recorded in the financial reporting period that includes the enactment date with the entire tax effect of a change allocated to continuing operations. The deferred tax balances have been adjusted for the enacted 20% tax rate change.

The Company files income tax returns in various foreign jurisdictions, of which the United States, Brazil, Canada, France, and Italy represent the major tax jurisdictions. The Company is currently under tax examinations by various taxing authorities for years 2001 through 2012 that are anticipated to be completed by the end of 2018. During 2014, the Company settled various tax examinations and has made cash payments to the U.S. of approximately $41 million. Certain taxing authorities have proposed adjustments to the Company for certain tax positions, and the Company is currently engaged in competent authority proceedings. The Company reached a settlement with the U.S. and Canada competent authorities in 2013 settling transfer pricing disputes for the years 2005 through 2012 resulting in cash tax payments of $44 million in 2014, offset by cash tax refunds of $50 million received in 2014 and another $20 million expected in 2015. The potential tax deficiency assessment relating to other tax examinations could result in cash payments in the range of $15 to $20 million. The Company has provided for tax contingencies and related competent authority recovery. The Company does not believe that the resolution of the tax examinations will have a material adverse effect on the Company’s financial position or its results of operations.

At December 31, 2014, undistributed earnings in certain subsidiaries outside the U.K. totaled $8.7 billion for which no provision for income taxes has been made because it is expected that such earnings will be reinvested outside the U.K. indefinitely. The Company has determined that the amount of unrecognized deferred tax liability on $8.7 billion of the total undistributed earnings is approximately $75 million attributable to foreign withholding taxes in certain jurisdictions. The repatriation of undistributed earnings to the U.K. is generally exempt from U.K. income taxes under a full participation exemption.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 11: Employee Benefit Plans and Postretirement Benefits

CNH Industrial provides pension, healthcare and insurance plans and other post-employment benefits to their employees and retirees under defined contribution and defined benefit plans.

In the case of defined contribution plans, CNH Industrial makes contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been made, the Company has no further payment obligations. CNH Industrial recognizes the contribution cost when the employees have rendered their service and includes this cost by function in cost of sales, selling, general and administrative costs and research and development costs. During the years ended December 31, 2014, 2013, and 2012, CNH Industrial recorded expense of $244 million, $194 million, and $199 million, respectively, for its defined contribution plans.

Defined benefit plans are classified by CNH Industrial on the basis of the type of benefit provided as follows: pension plans, healthcare plans, and other post-employment benefit plans.

Pension Plans

Pension obligations primarily comprise the obligations of the Company’s pension plans in the United States, the United Kingdom and Germany.

Under these plans, contributions are made to a separate fund (trust) which independently administers the plan assets. The Company’s funding policy is to meet the minimum funding requirements pursuant to the laws of the applicable jurisdictions. The Company may also choose to make discretionary contributions.

Healthcare Postretirement Benefit Plans

Healthcare postretirement benefit plan obligations comprise obligations for healthcare and insurance plans granted to employees working in the U.S. and Canada. These plans generally cover employees retiring on or after reaching the age of 55 who have completed at least 10 years of employment. CNH Industrial U.S. salaried and non-represented hourly employees and Canadian employees hired after January 1, 2001 and January 1, 2002, respectively, are not eligible for postretirement healthcare and life insurance benefits under the CNH Industrial plans. These benefits may be subject to deductibles, co-payment provisions and other limitations, and CNH Industrial has reserved the right to change or terminate these benefits, subject to the provisions of any collective bargaining agreement. These plans are not required to be funded. However, beginning in 2007, the Company began making contributions on a voluntary basis to a separate and independently managed fund established to finance the North American healthcare plans.

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

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Obligations and Funded Status

The following summarizes data from CNH Industrial’s defined benefit pension, healthcare and other post-employment plans for the years ended December 31, 2014 and 2013:

	Pension		Healthcare		Other
	2014	2013	2014	2013	2014	2013
	(in millions)
Change in benefit obligations:
Beginning benefit obligation	$3,441	$3,483	$1,117	$1,212	$565	$552
Service cost	27	27	9	9	18	16
Interest cost	134	126	51	45	10	12
Plan participants’ contributions	3	3	8	6	—	—
Actuarial (gain) loss	442	(45)	150	(72)	58	4
Gross benefits paid	(233)	(195)	(78)	(79)	(40)	(43)
Plan amendments	1	-	(12)	-	(24)	(1)
Currency translation adjustments and other	(196)	42	(2)	(4)	(61)	25
Ending benefit obligation	3,619	3,441	1,243	1,117	526	565
Change in the fair value of plan assets:
Beginning plan assets	2,665	2,602	98	91	—	—
Actual return on plan assets	288	176	11	10	—	—
Employer contributions	28	54	-	70	—	—
Plan participants’ contributions	3	3	-	6	—	—
Gross benefits paid	(199)	(182)	(2)	(78)	—	—
Currency translation adjustments and other	(99)	12	-	(1)	—	—
Ending plan assets	2,686	2,665	107	98	—	—
Funded status:	$(933)	$(776)	$(1,136)	$(1,019)	$(526)	$(565)

Net amounts recognized in the consolidated balance sheets as of December 31, 2014 and 2013 consist of:

	Pension		Healthcare		Other
	2014	2013	2014	2013	2014	2013
	(in millions)
Other assets	$19	$67	$—	$—	$—	$—
Pension, postretirement and other post-employment benefits	(952)	(843)	(1,136)	(1,019)	(526)	(565)
Net liability recognized at end of year	$(933)	$(776)	$(1,136)	$(1,019)	$(526)	$(565)

Pre-tax amounts recognized in accumulated other comprehensive loss as of December 31, 2014 consist of:

	Pension	Healthcare	Other
	(in millions)
Unrecognized actuarial losses	$1,101	$280	$105
Unrecognized prior service credit	(4)	(21)	(4)
Accumulated Other Comprehensive Loss	$1,097	$259	$101

The following table summarizes the aggregate pension accumulated benefit obligation and fair value of plan assets for Pension plans with accumulated benefit obligations in excess of plan assets:

	Pension
	2014	2013
	(in millions)
Accumulated benefit obligation	$2,103	$2,002
Fair value of plan assets	$1,191	$1,186

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes CNH Industrial’s pension and other post-employment plans with projected benefit obligations in excess of plan assets:

	Pension		Healthcare		Other
	2014	2013	2014	2013	2014	2013
	(in millions)
Projected benefit obligation	$2,149	$2,034	$1,243	$1,117	$526	$565
Fair value of plan assets	$1,191	$1,186	$107	$98	$—	$—

The total accumulated benefit obligation for pension was $3,570 million and $3,407 million as of December 31, 2014 and 2013, respectively.

Net Periodic Benefit Cost

The following summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit for the years ended December 31, 2014, 2013, and 2012:

	Pension			Healthcare			Other
	2014	2013	2012	2014	2013	2012	2014	2013	2012
	(in millions)
Service cost	$27	$27	$23	$9	$9	$9	$18	$16	$12
Interest cost	134	126	143	51	45	52	10	12	15
Expected return on assets	(151)	(166)	(161)	(7)	(7)	(6)	—	—
Amortization of:
Prior service cost (credit)	1	2	—	(12)	(12)	(14)	2	1	3
Actuarial loss (gain)	64	78	65	5	22	20	13	(5)	11
Settlement loss and other	-	1	1	—	—	—	1	1	—
Net periodic benefit cost	$75	$68	$71	$46	$57	$61	$44	$25	$41

Net periodic benefit cost recognized in net income and other changes in plan assets and benefit obligations that are recognized in other comprehensive loss during 2014 consist of:

	Pension	Healthcare	Other
	(in millions)
Net periodic benefit cost	$75	$46	$44
Benefit adjustments included in other comprehensive (income) loss:
Net actuarial losses	306	146	58
Amortization of actuarial losses	(64)	(5)	(13)
Amortization of prior service cost	(1)	12	(2)
Prior service cost	—	(12)	(24)
Currency translation adjustments and other	(52)	(1)	(11)
Total recognized in other comprehensive loss	189	140	8
Total recognized in comprehensive loss	$264	$186	$52

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pre-tax amounts expected to be amortized in 2015 from accumulated other comprehensive loss consist of:

	Pension	Healthcare	Other
	(in millions)
Actuarial losses	$(84)	$(26)	$(1)
Prior service cost	-	10	(1)
Total	$(84)	$(16)	$(2)

Assumptions

The following assumptions were utilized in determining the funded status as at December 31, 2014 and 2013, and the net periodic benefit cost of CNH Industrial’s defined benefit plans for the years ended December 31, 2014, 2013, and 2012:

	Pension plans			Healthcare plans			Other
(in %)	2014	2013	2012	2014	2013	2012	2014	2013	2012
Assumptions used to determine funded status at December 31
Weighted-average discount rates	3.22	4.05	n/a	3.96	4.67	n/a	1.81	3.00	n/a
Weighted-average rate of compensation increase	3.25	3.35	n/a	3.00	3.42	n/a	2.27	2.63	n/a
Weigted-average, initial healthcare cost trend rate	n/a	n/a	n/a	7.23	8.19	n/a	n/a	n/a	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	n/a	n/a	5.00	5.00	n/a	n/a	n/a	n/a
Assumptions used to determine expense for the years ended December 31
Weighted-average discount rates	4.05	3.75	4.61	4.67	3.79	4.57	3.00	3.27	4.63
Weighted-average rate of compensation increase	3.35	2.99	3.16	3.42	3.42	3.44	2.63	2.75	3.11
Weighted-average long-term rates of return on plan assets	5.85	5.95	6.79	6.75	7.00	7.25	n/a	n/a	n/a
Weigted-average, initial healthcare cost trend rate	n/a	n/a	n/a	8.19	7.04	7.54	n/a	n/a	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	n/a	n/a	5.00	5.00	5.00	n/a	n/a	n/a

*	CNH Industrial expects to achieve the ultimate healthcare cost trend rate in 2024 and 2018 for US and Canada plans, respectively.

Assumed discount rates are used in measurements of pension, healthcare and other post-employment benefit obligations and interest cost components of net periodic cost. CNH Industrial selects its assumed discount rates based on the consideration of equivalent yields on high-quality fixed income investments at the measurement date. The assumed discount rate is used to discount

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

future benefit obligations back to today’s dollars. The discount rates for the U.S., European, U.K. and Canadian obligations are based on a benefit cash flow-matching approach and represent the rates at which the benefit obligations could effectively be settled as of the measurement date, December 31. The benefit cash flow-matching approach involves analyzing CNH Industrial’s projected cash flows against a high quality bond yield curve, mainly calculated using a wide population of AA-grade corporate bonds subject to minimum amounts outstanding and meeting other defined selection criteria. The discount rates for the CNH Industrial’s remaining obligations are based on benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments approximate the timing and amounts of projected benefit payments.

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

The assumed healthcare trend rate represents the rate at which healthcare costs are assumed to increase. Rates are determined based on company-specific experience, consultation with actuaries and outside consultants, and various trend factors including general and healthcare sector-specific inflation projections from the United States Department of Health and Human Services Healthcare Financing Administration. The initial trend is a short-term assumption based on recent experience and prevailing market conditions. The ultimate trend is a long-term assumption of healthcare cost inflation based on general inflation, incremental medical inflation, technology, new medicine, government cost-shifting, utilization changes, an aging population, and a changing mix of medical services.

In October 2014, the Society of Actuaries (“SOA”) in the United States issued updated mortality table (“RP-2014”) and mortality improvement scale (“MP-2014”). Accordingly, CNH Industrial reviewed the historical mortality experience and demographic characteristics of  its U.S. pension and Healthcare plan participants and have decided to adopt the variants of Blue Collar tables of RP-2014 as the base mortality tables and Male Scale BB as opposed to MP-2014 as the mortality improvement scale. CNH Industrial management believes the new mortality assumptions most appropriately represent its plans’ experience and characteristics. The adoption of the new mortality assumptions resulted in a total increase of $69 million to the Company’s benefit obligations at December 31, 2014, of which, $37 million was related to Pension plans and $32 million to Healthcare plans.

A one percentage point change in the assumed healthcare cost trend rates would have the following effect:

	One Percentage- Point Increase	One Percentage- Point Decrease
	(in millions)
Total increase/(decrease) in service cost and interest cost components of 2014 Healthcare Plan benefit expense	$7	$(5)
Total increase/(decrease) in accumulated Healthcare benefit obligations as of December 31, 2014	$181	$(152)

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

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Weighted average target asset allocation for all plans for 2014 are as follows:

All Plans
Asset category:
Equity securities	21%
Debt securities	60%
Cash/Other	19%

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

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2014:

	Total	Level 1	Level 2	Level 3
	(in millions)
Equity securities:
U.S. equities—Large cap	$-	$-	$—	$—
U.S. equities—Mid cap	-	-	—	—
U.S. equities—Small cap	-	-	—	—
Non-U.S. equities	15	15	—	—
Total equity securities	15	15	—	—
Fixed income securities:
U.S. government bonds	346	336	10	—
U.S. corporate bonds	534	—	534	—
Non-U.S. government bonds	682	17	665	—
Non-U.S. corporate bonds	116	—	116	—
Mortgage backed securities	1	—	1	—
Other fixed income	31	—	31	—
Total fixed income securities	1,710	353	1,357	—
Other types of investments:
Mutual funds (A)	556	—	556	—
Insurance contracts	125	—	—	125
Derivatives—credit contracts	4	4	—	—
Real estate	—	—	—	—
Other (B)	350	—	350	—
Total other types of investments	1,035	4	906	125
Cash:	33	—	33	—
Total	$2,793	$372	$2,296	$125

(A)	This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.
(B)	This category includes one commingle fund, which invests in both U.S. and non-U.S. equity securities.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the changes in the Level 3 plan assets for the year ended December 31, 2014:

Insurance Contracts
Balance at December 31, 2013	$33
Actual return on plan assets relating to assets still held at reporting date	6
Purchases	105
Settlements	(3)
Currency impact	(16)
Balance at December 31, 2014	$125

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2013:

	Total	Level 1	Level 2	Level 3
	(in millions)
Equity securities:
U.S. equities—Large cap	$113	$113	$—	$—
U.S. equities—Mid cap	36	36	—	—
U.S. equities—Small cap	45	45	—	—
Non-U.S. equities—Large cap	109	109	—	—
Total equity securities	303	303	—	—
Fixed income securities:
U.S. government bonds	345	345	—	—
U.S. corporate bonds	323	—	323	—
Non-U.S. government bonds	483	101	382	—
Non-U.S. corporate bonds	110	1	109	—
Mortgage backed securities	9	—	9	—
Other fixed income	75	37	38	—
Total fixed income securities	1,345	484	861	—
Other types of investments:
Mutual funds(A)	708	—	708	—
Insurance contracts	34	1	—	33
Derivatives—credit contracts	14	—	14	—
Real estate	35	35	—	—
Other (B)	263	—	263	—
Total other types of investments	1,054	36	985	33
Cash:	61	32	29	—
Total	$2,763	$855	$1,875	$33

(A)	This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.
(B)	This category includes primarily commingled funds, which invest in equities.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the changes in the Level 3 plan assets for the year ended December 31, 2013:

Insurance Contracts
Balance at December 31, 2012	$29
Actual return on plan assets relating to assets still held at reporting date	1
Purchases	89
Settlements	(89)
Currency impact	3
Balance at December 31, 2013	$33

Contributions

CNH Industrial expects to contribute (including through direct benefit payments) approximately $61 million to its pension plans, $70 million to its healthcare plans and $39 million to its other post-employment plans in 2015.

The benefit expected to be paid from the benefit plans, which reflect expected future years of service, and the Medicare subsidy expected to be received are as follows:

	Pension Plans	Healthcare	Medicare Part D Reimbursement	Other
	(in millions)
2015	$192	$73	$(1)	$39
2016	191	73	(1)	33
2017	191	74	(1)	36
2018	189	73	(1)	43
2019	194	71	-	39
2020 – 2024	977	337	(2)	181
Total	$1,934	$701	$(6)	$371

Note 12: Other Liabilities

A summary of other liabilities as of December 31, 2014 and 2013 is as follows:

	2014	2013
	(in millions)
Advances on buy-back agreements	$1,962	$1,902
Warranty and campaign programs	1,020	1,111
Marketing and sales incentive programs	1,413	1,340
Tax payables	680	973
Accrued expenses and Deferred income	731	748
Accrued employee benefits	669	844
Legal reserves and other provisions	410	551
Contract reserve	390	467
Restructuring reserve	95	77
Other	689	722
Total	$8,059	$8,735

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Warranty and Campaign Program

As described in “Note 2: Summary of Significant Accounting Policies”, CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the years ended December 31, 2014 and 2013 for the basic warranty and accruals for campaign programs are as follows:

	2014	2013
	(in millions)
Balance, beginning of year	$1,111	$1,058
Current year additions	866	903
Claims paid	(837)	(815)
Currency translation adjustment and other	(120)	(35)
Balance, end of year	$1,020	$1,111

Advance on Buy-back Agreements

As described in “Note 2: Summary of Significant Accounting Policies”, the initial sale price received for new vehicle sales with a buy-back commitment by Commercial Vehicles is recognized as Advances on buy-back agreements. The difference between the initial sale price and the buy-back price is recognized as rental revenue on a straight-line basis over the term of the operating lease. The balance of Advances on buy-back agreements at December 31, 2014 and 2013 represented a sum of the deferred rental revenue and the guaranteed buy-back price.

Restructuring Provision

The Company incurred restructuring costs of $184 million, $71 million and $231 million for the years ended December 31, 2014, 2013 and 2012, respectively. These costs were as follows:

•

In 2014, the Company incurred restructuring expenses of $184 million. Commercial Vehicles recorded $102 million mainly due to actions put in place to reduce selling, general and administrative expenses and business support costs as a result of the transition to CNH Industrial’s regional structure. Construction Equipment recorded $39 million mainly due to the realignment of the dealer network in EMEA as a result of the re-positioning of the Case and New Holland brand offerings and the announced closure of an assembly plant in Calhoun, Georgia. Agricultural Equipment recorded $43 million primarily for the planned closure of a 60% owned joint venture in China.

•

In 2013 and 2012, the Company reorganized Commercial Vehicles’ manufacturing activities in Europe, by moving the heavy truck production at Ulm, Germany to Madrid, Spain in an effort to consolidate the heavy truck production. Additionally, the Company closed four European fire-fighting vehicle plants and moved their production to Ulm, Germany.

The following table sets forth restructuring activity for the year ended December 31, 2014, 2013 and 2012:

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Severance and Other Employee Costs	Facility Related Costs	Other Restructuring	Total
	(in millions)
Balance at January 1, 2012	$30	$2	$22	$54
Restructuring charges	204	(1)	28	231
Reserves utilized: cash	(78)	(1)	(9)	(88)
Reserves utilized: non-cash	(22)	—	—	(22)
Currency translation adjustments	(3)	—	(17)	(20)
Balance at December 31, 2012	131	-	24	155
Restructuring charges	67	1	3	71
Reserves utilized: cash	(122)	—	(16)	(138)
Reserves utilized: non-cash	(8)	—	(3)	(11)
Currency translation adjustments	1		(1)	-
Balance at December 31, 2013	69	1	7	77
Restructuring charges	118	32	34	184
Reserves utilized: cash	(74)	—	(8)	(82)
Reserves utilized: non-cash	(13)	(26)	(24)	(63)
Currency translation adjustments	(14)	(1)	(6)	(21)
Balance at December 31, 2014	$86	$6	$3	$95

At December 31, 2014, the remaining cost expected to be incurred for existing restructuring plans is approximately $14 million.

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

Environmental

Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH Industrial has received inquiries for information or notices of its potential liability regarding 64 non-owned U.S. sites at which regulated materials allegedly generated by CNH Industrial were released or disposed (“Waste Sites”). Of the Waste Sites, 15 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 58 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved; it has not been named as a potentially responsible party (“PRP”); or its liability is likely de minimis.

Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 64 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH Industrial could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time which could exceed 30 years for some sites. As of December 31, 2014 and 2013, environmental reserves of approximately $38 million and $46 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on CNH Industrial’s financial position or results of operations.

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

European Commission anti-competition investigation: Starting January 2011, Iveco and certain of its competitors have been subject to an investigation being conducted by the European Commission into certain business practices of the leading manufacturers of trucks and commercial vehicles in the European Union in relation to possible anti-competitive behavior.

On November 20, 2014, Iveco received a Statement of Objections from the European Commission alleging that Iveco and other companies in the heavy and medium truck industry had breached EU antitrust rules. The Commission indicated that it would seek to impose significant fines on the manufacturers. The Statement of Objections is a formal step in the Commission’s investigative process and details the Commission’s preliminary view of the conduct of the companies involved.

The Statement of Objections is not a final decision and, as such, it does not prejudice the final outcome of the proceedings. Under the applicable procedural rules, the Commission will review the manufacturers’ responses before issuing a decision and any decision would be subject to further appeals.

Iveco is evaluating the Statement of Objections and the documents on the Commission’s case file, and intends to issue its response to the Commission in due course and to avail itself of any opportunity allowed by the procedure to clarify its position in this matter. Given the numerous uncertainties in the next stages of the investigation, the Company is unable to predict the outcome or to estimate the potential fine at this time.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Commitments

CNH Industrial has entered operating lease contracts for the right to use industrial buildings and equipment with an average term of 10-20 years and 3-5 years, respectively. Total future minimum lease payments under non-cancellable lease contracts are as follows:

Amount
(in millions)
2015	$72
2016	55
2017	40
2018	27
2019	24
2020 and beyond	35
Total minimum rental commitments	$253

Total rental expense for all operating leases was $58 million, $64 million, and $60 million for the years ended December 31, 2014, 2013, and 2012, respectively.

At December 31, 2014, Financial Services has various agreements to extend credit for the following financing arrangements:

Facility	Total Credit Limit	Utilized	Not Utilized
	(in millions)
Wholesale and dealer financing	$7,115	$4,281	$2,834

Guarantees

At December 31, 2014 and 2013, CNH Industrial provided guarantees of $383 million and $513 million, respectively, on the debt or commitments of third parties or non-consolidated affiliates. These guarantees consist of loan guarantees on behalf of certain dealers by Agricultural Equipment and Construction Equipment and performance guarantees on behalf of a joint venture by Commercial Vehicles.

Other Contingencies

CNH Industrial is successor to Fiat Industrial, a company formed as a result of the demerger of Fiat S.p.A. (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) in favor of Fiat Industrial. As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (“the Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At December 31, 2014, the outstanding Liabilities amount to approximately $ 3.5 billion (of which $3.2 billion consists of bonds guaranteed by FCA). CNH Industrial evaluated as extremely remote the risk of FCA’s insolvency and therefore no specific provision has been accrued in respect of the above mentioned potential joint liability.

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

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Foreign Exchange Contracts

CNH Industrial has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in non-functional currencies. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases and sales. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the consolidated statements of operations in the line “Other, net” and was not significant for all periods presented. The maturity of these instruments does not exceed 17 months and the after-tax losses deferred in accumulated other comprehensive income (loss) that will be recognized in net sales and cost of goods sold over the next twelve months assuming foreign exchange rates remain unchanged is approximately $(80) million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

determined to be probable, the cumulative amount recorded in accumulated other comprehensive income is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

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

All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $8.6 billion and $9.7 billion at December 31, 2014 and 2013, respectively.

Interest Rate Derivatives

CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated in cash flow hedging relationships are being used by the Company to mitigate the risk of rising interest rates related to the current short-term debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt. Any ineffectiveness is recorded in “Other, net” in the consolidated statements of operations and was insignificant for all periods presented. The maximum length of time over which CNH Industrial is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 51 months. The after-tax losses deferred in accumulated other comprehensive income (loss) that will be recognized in interest expense over the next twelve months is approximately $(4) million.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the risk of reductions in the fair value of existing fixed rate bonds and medium-term notes due to increases in LIBOR based interest rates. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. Costs relating to the ineffectiveness of such transactions were insignificant in 2014, 2013 and 2012, respectively.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Company being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the years ending December 31, 2014, 2013, and 2012.

All of CNH Industrial’s interest rate derivatives outstanding as of December 31, 2014 and 2013 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $5.6 billion and $5.7 billion at December 31, 2014 and 2013, respectively.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial Statement impact of CNH Industrial Derivatives

The fair values of CNH Industrial’s derivatives as of December 31, 2014 and 2013 in the consolidated balance sheets are recorded as follows:

	2014	2013
	(in millions)
Derivatives Designated as Hedging Instruments:
Assets:
Foreign exchange contracts:	$75	$159
Interest rate derivatives:	37	49
Total assets	$112	$208
Liabilities
Foreign exchange contracts:	$(178)	$(42)
Interest rate derivatives:	(12)	(14)
Total liabilities	$(190)	$(56)
Derivatives Not Designated as Hedging Instruments:
Assets:
Foreign exchange contracts:	$86	$45
Interest rate derivatives:	7	8
Total assets	$93	$53
Liabilities
Foreign exchange contracts:	$(37)	$(28)
Interest rate derivatives:	(8)	(10)
Total liabilities	$(45)	$(38)

Pre-tax gains (losses) on the consolidated statements of operations related to CNH Industrial’s derivatives for the year ended December 31, 2014, 2013 and 2012 are recorded in the following accounts:

	2014	2013	2012
	(in millions)
Fair Value Hedges
Interest rate derivatives—Interest expense	$(8)	$(45)	$17
Gains/(losses) on hedged items—Interest expense	8	45	(17)
Cash Flow Hedges
Recognized in accumulated other comprehensive income (Effective Portion):
Foreign exchange contracts—accumulated other comprehensive income	$(251)	$208	$(72)
Interest rate derivatives—accumulated other comprehensive income	$1	$(7)	$(23)
Reclassified from accumulated other comprehensive income (Effective Portion):
Foreign exchange contracts—Net sales	$14	$15	$(55)
Foreign exchange contracts—Cost of goods sold	(7)	7	(68)
Foreign exchange contracts—Other, net	(30)	59	(7)
Interest rate derivatives—Interest expense	(12)	(14)	(19)
Not Designated as Hedges
Foreign exchange contracts—Other, net	$(14)	$64	$(12)
Interest rate derivatives—Interest expense	$—	$—	$-

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2014 and 2013:

	Level 1		Level 2		Total
	2014	2013	2014	2013	2014	2013
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$161	$204	$161	$204
Interest rate derivatives	—	—	44	57	44	57
Available for sale securities	1	1	—	—	1	1
Total assets	$1	$1	$205	$261	$206	$262
Liabilities
Foreign exchange derivatives	$—	$—	$(215)	$(70)	$(215)	$(70)
Interest rate derivatives	—	—	(20)	(24)	(20)	(24)
Total liabilities	$—	$—	$(235)	$(94)	$(235)	$(94)

Fair Value of Other Financial Instruments

The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the consolidated balance sheets approximates their fair value.

Financial Instruments Not Carried at Fair Value

The estimated fair market values of financial instruments not carried at fair value in the consolidated balance sheets as of December 31, 2014 and 2013 are as follows:

	2014		2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$21,472	$21,427	$21,976	$21,974
Debt	$29,594	$29,883	$29,866	$30,361

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

Note 15: Shareholders’ Equity

The Articles of Association of CNH Industrial provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares, each with a per share par value of €0.01. As of December 31, 2014, the Company’s share capital was €18 million, fully paid-in, and consisted of 1,355,319,640 common shares and 415,399,503 special voting shares.

Upon the completion of the mergers of Fiat Industrial and CNH Global with and into CNH Industrial, CNH Industrial issued 1,348,867,772 common shares with a par value of €0.01 each, which were allotted to Fiat Industrial and CNH Global shareholders on the basis of the established exchange ratios of one common share of CNH Industrial for each share of Fiat Industrial and 3.828 common shares of CNH Industrial for each share of CNH Global. CNH Industrial also issued special voting shares (non-tradable) to

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

eligible Fiat Industrial and CNH Global shareholders who maintained their ownership of the shares through the closing of the Merger and elected to receive special voting shares. On the basis of the requests received, CNH Industrial issued a total of 474,474,276 special voting shares with a par value of €0.01 each.

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

The following table shows a reconciliation between the composition of the share capital of CNH Industrial N.V. at September 30, 2013 on the basis of the shares issued according to the exchange ratios with Fiat Industrial and CNH Global shares upon the completion of the mergers, and the composition of the share capital of CNH Industrial at December 31, 2014 and 2013:

(number of shares)	Common shares pre-merger		CNH Industrial N.V. common shares		CNH Industrial N.V.special voting shares		Total CNH Industrial N.V. shares
Fiat Industrial S.p.A. common shares	1,222,560,247	(a)	1,222,560,247	(*)	451,262,083	(**)	1,673,822,330
CNH Global N.V. common shares (non-controlling interests)	32,995,696		126,307,525	(*)	23,212,193	(**)	149,519,718
Total CNH Industrial N.V. shares at September 30, 2013			1,348,867,772		474,474,276		1,823,342,048
Capital increase			1,205,758		—		1,205,758
Retirement of special voting shares			—		(5,479,890)		(5,479,890)
Total CNH Industrial N.V. shares at December 31, 2013			1,350,073,530		468,994,386		1,819,067,916
Capital increase			5,246,110		—		5,246,110
Retirement of special voting shares			—		(53,594,883)		(53,594,883)
Total CNH Industrial N.V. shares at December 31, 2014			1,355,319,640		415,399,503		1,770,719,143

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(a)	Total n. 1,222,568,882 Fiat Industrial S.p.A. common shares are shown net of 8,635 treasury shares that have been cancelled at the closing of the merger.
(*)

Allotted on the basis of the established exchange ratios of one common share of CNH Industrial N.V. for each share of Fiat Industrial S.p.A. and 3.828 common shares of CNH Industrial N.V for each share of CNH Global N.V.

(**)	Allotted to eligible Fiat Industrial N.V. and CNH Global N.V. shareholders who had elected to receive special voting shares.

During the year ended December 31, 2014 and the three months ended December 31, 2013, 54 million and 5 million special voting shares were acquired by the Company following the de-registration of the corresponding number of qualifying common shares from the Loyalty Register, respectively.

Furthermore, during the year ended December 31, 2014 and the three months ended December 31, 2013, the Company issued 5.2 million and  1.2 million new common shares primarily due to the vesting or exercise of share-based awards. See “Note 16: Share Based Compensation” for further discussion.

Dividend

On March 2, 2015, the Board of Directors of CNH Industrial N.V. recommended to the Company’s shareholders that the Company declare a dividend of €0.20  per common share, totaling approximately €271 million ($305 million, translated at the exchange rate reported by the European Central Bank on February 27, 2015). The proposal will be presented at the Annual General Meeting of Shareholders (AGM) to be held on April 15, 2015.

At the AGM held by CNH Industrial on April 16, 2014, shareholders approved the payment of a dividend of €0.20 per common share, totaling approximately €270 million. The dividend was paid in April 2014.

At the Fiat Industrial AGM held on April 8, 2013, shareholders approved the payment of a dividend of €0.225 per common share, equivalent to a maximum amount of approximately €275.1 million ($366 million). The dividend was paid in April 2013.

Note 16: Share-Based Compensation

For the years ended December 31, 2014, 2013 and 2012, CNH Industrial recognized total share-based compensation expense of $49 million, $39 million and $67 million, respectively. For the years ended December 31, 2014, 2013, and 2012, CNH Industrial recognized a total tax benefit relating to share-based compensation expense of $10 million, $9 million, and $18 million, respectively. As of December 31, 2014, CNH Industrial had unrecognized share-based compensation expense related to non-vested awards of approximately $110 million based on current assumptions related to achievement of specified performance objectives, when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 2.8 years.

         CNH Industrial’s equity awards are governed by several plans: i) CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”); ii) CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”); iii) CNH Global N.V. Equity Incentive Plan (“CNH EIP”); iv) CNH Global N.V. Directors’ Compensation Plan (“CNH DCP”); and, v) Fiat Industrial Long-Term Incentive Plan (“Fiat Industrial Plan”).

CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”)

At the Annual General Meeting of Shareholders (“AGM”) held on April 16, 2014, the Company’s shareholders approved the adoption of the CNH Industrial EIP, an umbrella program defining the terms and conditions for any subsequent long term incentive program, whose main features are as follows:

•

The EIP allows grants of the following specific types of equity awards to any current or prospective executive director, officer or employee of, or service provider to, CNH Industrial: stock options, stock appreciation rights, restricted share units, restricted stock, performance shares or performance share units and other stock-based awards that are payable in cash, common shares or any combination thereof subject to the terms and conditions established by the Compensation Committee.

•

The EIP authorizes 25 million common shares over a five-year period, of which a maximum of 7 million would be authorized for awards to executive directors. These shares may be newly issued shares or treasury shares.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

The EIP will terminate at, and no more awards will be permitted to be granted thereunder ten years after its adoption by the Board of Directors of CNH Industrial. The termination of the EIP will not affect previously granted awards.

Performance Share Units

In 2014, CNH Industrial issued to its Chief Executive Officer and selected key employees approximately 12 million Performance Share Units (“PSUs”) with financial performance goals covering a five-year period from January 1, 2014 to December 31, 2018. The performance goals include a performance condition as well as a market condition, with each weighted at 50% and paying out independently of the other. Half of the award will vest if the performance condition is met; whereas the other half, which is based on the market condition, has a payout scale ranging from 0% to 150%. Accordingly, the total number of shares that will eventually be granted may vary from the original estimate of 12 million shares. One third of total grant will vest in February 2017, a cumulative two-thirds in February 2018, and a cumulative 100% in February 2019 if the respective financial goals for 2014 to 2016, 2014 to 2017 and 2014 to 2018 are achieved.

The fair values of the awards that are contingent upon the achievement of the performance condition were measured using stock prices on respective grant dates adjusted for the present value of future dividends that employees will not receive during the vesting period. The weighted average fair value for the PSUs that were issued in 2014 and based on the performance condition is $9.48 per share.

The fair values of the awards that are based on the market condition were calculated using the Monte Carlo Simulation model. The weighted average fair value for the awards that were issued in 2014 is $8.19 per share. As a significant majority of the awards were issued on June 9 and 25, 2014, the key assumptions utilized to calculate the grant-date fair values for awards issued on these two grant dates are listed below:

	Key Assumptions for awards issued on
	June 9, 2014	June 25, 2014
Expected Volatility	44.5%	44.1%
Dividend yield	2.6%	2.7%
Risk-free rate	1.69%	1.68%

The expected volatility is based on a weighted average of historical volatility experienced by the common shares of CNH Global, Fiat Industrial and CNH Industrial over a five-year period ending on the grant date.  The expected dividend yield was based on CNH Industrial’s historical dividend payout as management expected the dividend payout for future years to be consistent. The risk-free interest rate was based on the yields of five-year U.S. Treasury bonds.

The following table reflects the activity of performance-based share units under CNH Industrial EIP for the year ended December 31, 2014:

	2014
	Performance Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	-	$-
Granted	12,237,960	$8.84
Forfeited	(136,200)	$8.72
Vested	-	$-
Nonvested at end of year	12,101,760	$8.84

Restricted Share Units

In 2014, CNH Industrial issued to selected employees approximately one million shares of Restricted Share Units (“RSUs”) with a weighted average fair value of $9.21 per share. These shares will vest in three equal tranches over a three-year period. The fair value of the award is measured using the stock price on the grant date adjusted for the present value of future dividends that employees will not receive during the vesting period.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Additionally, CNH Industrial issued 3 million restricted share units to the Chairman of CNH Industrial, in June 2014. The weighted average fair value of these shares is $10.41 per share, measured using the stock price on the grant date adjusted for the present value of future dividends that the Chairman will not receive during the vesting period. These shares are service based and will vest in five tranches at the end of each year.  The first tranche of 750 thousand shares were vested on December 31, 2014.

The following table reflects the activity of restricted share units under CNH Industrial EIP for the year ended December 31, 2014:

	2014
	Restricted Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	-	$-
Granted	4,283,859	$10.05
Forfeited	(21,720)	$9.40
Vested	(750,000)	$10.88
Nonvested at end of year	3,512,139	$9.88

CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”)

On September 9, 2013 the CNH Industrial DCP was approved by the shareholders and adopted by the Board of Directors of CNH Industrial. The CNH Industrial DCP provides for the payment of the following to eligible members of the CNH Industrial Board in the form of cash, and/or common shares of CNH Industrial, and/or options to purchase common shares of CNH Industrial, provided that such members do not receive salary or other employment compensation from CNH Industrial or FCA., and their subsidiaries and affiliates:

•	US$125,000 annual retainer fee for each Non-Executive Director
•	An additional US$25,000 for each member of the Audit Committee and US$35,000 for the Audit Committee Chairman.
•	An additional US$20,000 for each member of every other Board committee and US$25,000 for the committee chairman. (collectively, the “fees”).

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

There were 200,000 common shares authorized for issuance under the CNH Industrial DCP. In 2014, 31,563 stock options were issued under the CNH Industrial DCP at a weighted average exercise price of $9.19 per share and weighted average fair value of $2.72 per share.

CNH Global Directors’ Compensation Plan (“CNH DCP”)

CNH Global Directors’ Compensation Plan stipulates the right for directors of former CNH Global to be compensated in the form of cash, and/or common shares of CNH Global N.V., and/or options to purchase common shares of CNH Global. On September 29, 2013, CNH Industrial assumed the sponsorship of the CNH DCP in connection with the Merger. Stock options issued under the CNH DCP were converted using the CNH Global exchange ratio of 3.828 CNH Industrial shares for each CNH Global common share and exercisable for common shares of CNH Industrial N.V. upon September 29, 2013. As of December 31, 2014, approximately

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

143,000 stock options from the CNH DCP were still outstanding. The CNH DCP was terminated effective as of the Merger and no new equity awards will be issued under the CNH DCP.

CNH Global Equity Incentive Plan (the “CNH EIP”)

The CNH Global Equity Incentive Plan provides for grants of stock options, restricted share units and performance share units to former officers and employees of CNH Global. On September 29, 2013, CNH Industrial assumed the sponsorship of the CNH EIP in connection with the Merger. CNH Industrial can not issue any new equity awards under the CNH EIP; however, CNH Industrial is required to issue shares under the CNH EIP to settle the exercise or vesting of the existing equity awards.

On September 29, 2013, outstanding stock options, unvested restricted share units and performance share units under the CNH EIP became exercisable or convertible for common shares of CNH Industrial N.V. The number of shares of outstanding equity awards was increased and exercise price of stock options reduced to take into account the CNH Global exchange ratio of 3.828 CNH Industrial shares for each CNH Global common share. The conversion did not change the aggregate fair value of the outstanding equity awards and, therefore, resulted in no additional share-based compensation expense in 2013.

Stock option plan

In September 2012, approximately 2,680,000 performance-based stock options (at target award levels) were issued under the CNH EIP (the “2012 Grant”). Upon the achievement of CNH Global’s 2012 target performance objective, approximately four million of options were granted. These options vested in three equal tranches in February 2012, 2013 and 2014. Options granted under the CNH EIP have a contractual life of five years from the initial vesting date.

No stock options were issued in 2013 and 2014 under the CNH EIP.

The following table summarizes outstanding stock options under the CNH EIP at December 31, 2014:

	Options Outstanding				Options Exercisable
Range of Exercise Price	Shares Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Aggregate Intrinsic Value(A)	Shares Exercisable	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Aggregate Intrinsic Value(A)
$2.92–$5.00	13,688	0.1	$2.92	$70,356	13,688	0.1	$2.92	$70,356
$5.01–$10.00	5,873,839	2.4	$8.09	$2,540,535	4,333,184	2.2	$7.85	$2,540,535
$10.01–$15.00	4,974,025	2.2	$10.15	$-	4,974,025	2.2	$10.15	$-
				$2,610,891				$2,610,891

(A) The difference between the exercise price of share-based compensation and the year-end market price of CNH Industrial common shares of $8.06. No amount is shown for awards with an exercise price that is greater than the year-end market price.

The Black-Scholes pricing model was used to calculate the fair value of stock options for options granted in 2012 under the CNH EIP. The assumptions used under the Black-Scholes pricing model were as follows:

2012
Risk-free interest rate	0.40%
Expected Dividend yield	0.00%
Price volatility of CNH Global N.V. shares	51.70%
Option life (years)	3.39

The risk-free interest rate was based on the U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility was based on the historical activity of common shares of CNH Global N.V. over a period at least equal to the expected life of the options. The expected life for the CNH EIP grant was based on the average of the vesting period of each tranche and the original contract term of 65 to 70 months. The expected dividend yield was determined to be zero as management did not expect CNH Global to pay ordinary dividends.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Based on this model, the fair values of stock options awarded for the years ended December 31, 2012 under CNH EIP was $3.60.

The following table reflects the activity of stock option under the CNH EIP for the year ended December 31, 2014 :

	2014
	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	12,621,745	$8.77
Forfeited	(222,861)	$9.64
Expired	(139,103)	$10.35
Exercised	(1,398,229)	$6.51
Outstanding at end of year	10,861,552	$9.03
Exercisable at end of year	9,320,898	$9.07

Performance Share Units

In 2012, CNH Global issued several grants of performance-based share units. These shares were originally designed to cliff vest in February 2015 based on the achievement of their respective performance targets of CNH Global. In connection with the Merger, the performance targets for these awards had been deemed to be met and the outstanding shares continued to vest in February 2015 when employees have provided the required service. Awards that were modified in the same manner included the third tranche of several performance-based share units issued prior to 2012 which were scheduled to vest in February 2015 upon the achievement of certain performance targets of CNH Global.  Overall approximately 3 million of performance-based share units were converted to service based restricted shares.  This modification did not result in any additional compensation cost in 2014.

The total number of shares granted in 2012 was 520,371 with a weighted average fair value of $10.62 per share. No performance-based shares were granted in 2013 and 2014 under the CNH EIP.

The following table reflects the activity of performance-based share units under CNH EIP for the year ended December 31, 2014:

	2014
	Performance Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	5,615,524	$7.61
Converted to RSU	(3,103,937)	$7.67
Granted	-	$-
Forfeited	-	$-
Vested	(2,511,587)	$7.53
Nonvested at end of year	-	$-

Restricted Share Units

In 2012, 0.7 million restricted share units were granted under the CNH EIP with a weighted average fair value of $11.40 per share. Restricted share units are service based and vest in three equal installments over three years starting from the grant date. Compensation cost for the restricted share units is recognized on a straight-line basis over the requisite service period for each separate vesting portion of the award as of the award was, in substance, multiple awards.

No restricted shares units were granted in 2013 and 2014 under the CNH EIP.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table reflects the activity of restricted share units under CNH Industrial EIP for the year ended December 31, 2014:

	2014
	Restricted Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	930,525	$7.95
Converted from PSU	3,103,937	$7.67
Granted	—	$—
Forfeited	(240,415)	$7.65
Vested	(602,603)	$7.32
Nonvested at end of year	3,191,444	$7.82

The fair value of performance-based shares and restricted shares under the CNH EIP was based on the market value of CNH Global’s common shares on the date of the grant.

Special Dividend

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

On September 29, 2013, CNH Industrial assumed the sponsorship of Fiat Industrial Long-Term Incentive Plan (the “Fiat Industrial Plan”). On the Effective Date, the unvested equity awards under the former Fiat Industrial Plan became convertible for common shares of CNH Industrial N.V. on a one-for-one basis.

The conversion did not change the aggregate fair value of the outstanding equity awards and, therefore, resulted in no additional share-based compensation expense in 2013.

1.1 million rights from the Retention LTI have vested ratably over three years on February 22, 2013, 2014 and 2015.

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

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the Merger, upon recommendation of the Compensation Committee, the Board of Directors of CNH Industrial resolved to consider the performance conditions met for the Chairman’s Company performance share units. This modification did not result in any additional compensation expenses.  The units have vested on February 1, 2015.

The two awards were settled by issuing new shares.

The following table reflects share activity under the Company Performance LTI for the year ended December 31, 2014:

	2014
	Number of Shares	Grant-Date Fair Value (in €)
Nonvested at beginning of year	1,000,000	€7.795
Granted	—	€—
Forfeited	—	€—
Vested	—	€—
Nonvested at end of year	1,000,000	€7.795

The outstanding shares have vested on February 1, 2015 and been exercised on February 23, 2015.

The following table reflects share activity under the Retention LTI for the year ended December 31, 2014:

	2014
	Number of Shares	Grant-Date Fair Value (in €)
Nonvested at beginning of year	733,333	€7.795
Granted	—	€—
Forfeited	—	€—
Vested	(366,667)	€7.795
Nonvested at end of year	366,666	€7.795

The outstanding shares have vested on February 22, 2015 and been exercised on February 23, 2015.

The fair value of these awards was based on the market value of Fiat Industrial’s common shares on the date of the grant.

Additional Share-Based Compensation Information

The table below provides additional share-based compensation information for the years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012
	(in millions)
Total intrinsic value of options exercised	$5	$30	$45
Fair value of shares vested	$32	$50	$7
Cash received from share award exercises	$10	$63	$68
Tax benefit of options exercised and shares vested	$-	$3	$3

Note 17: Earnings per Share

The Company’s basic earnings per share (“EPS”) is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. For 2013, net income available to common shareholders included the impact from the acquisition of the CNH Global’s noncontrolling interest on September 29, 2013. Accordingly, newly issued CNH Industrial common shares were weighted for the period of three months when they were outstanding in 2013. The basic EPS for 2013 reflected the net income and weighted-average number of all classes of shares outstanding of Fiat Industrial.

The diluted EPS takes into consideration potential common share outstanding when inclusion is not anti-dilutive. The effect of dilutive securities is calculated using the treasury stock method.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following table sets forth the computation of basic EPS and diluted EPS for the years ended December 31, 2014, 2013 and 2012.

	2014	2013	2012
	(in millions, except per share data)
Basic:
Net income attributable to CNH Industrial	$710	$677	$757
Weighted average common shares outstanding—basic	1,354	1,255	1,223
Basic earnings per share	$0.52	$0.54	$0.62
Diluted:
Net income attributable to CNH Industrial	$710	$677	$757
Weighted average common shares outstanding—basic	1,354	1,255	1,223
Effect of dilutive securities (when dilutive):
Stock Compensation Plans (A)	6	2	—
Weighted average common shares outstanding—diluted	1,360	1,257	1,223
Diluted earnings per share	$0.52	$0.54	$0.62

___________________________

(A) Approximately 1.5 million shares of RSUs for the twelve months ended December 31, 2014 were outstanding but not included in the calculation of diluted earnings per share as the impact of these shares would have been anti-dilutive.

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

Year ended December 31, 2014	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(215)	$49	$(166)
Changes in retirement plans’ funded status	(337)	55	(282)
Foreign currency translation	125	—	125
Unrealized gain (loss) on available for sale securities	-	-	-
Share of other comprehensive income of entities using the equity method	(44)	—	(44)
Other comprehensive income (loss)	$(471)	$104	$(367)

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2013	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$134	$(40)	$94
Changes in retirement plans’ funded status	197	(110)	87
Foreign currency translation	(510)	—	(510)
Unrealized gain (loss) on available for sale securities	(2)	1	(1)
Share of other comprehensive income of entities using the equity method	(23)	—	(23)
Other comprehensive loss	$(204)	$(149)	$(353)

Year ended December 31, 2012	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$54	$(12)	$42
Changes in retirement plans’ funded status	(242)	23	(219)
Foreign currency translation	(185)	—	(185)
Unrealized gain (loss) on available for sale securities	(2)	1	(1)
Share of other comprehensive income of entities using the equity method	(59)	—	(59)
Other comprehensive income (loss)	$(434)	$12	$(422)

The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following:

	Unrealized gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Unrealized gain (Loss) on Available For Sale Securities	Share of Other Comprehensive Income of Entities Using the Equity Method	Total
Balance, December 31, 2011	$(79)	$(620)	$107	$3	$60	$(529)
Other comprehensive income (loss)¹	38	(190)	(177)	(1)	(52)	(382)
Balance, December 31, 2012	(41)	(810)	(70)	2	8	(911)
Other comprehensive income (loss), before reclassifications	144	53	(492)	-	(20)	(315)
Amounts reclassified from other comprehensive income (loss)	(55)	38	-	(2)	-	(19)
Other comprehensive income (loss)¹	89	91	(492)	(2)	(20)	(334)
Purchase of noncontrolling interest	1	(107)	(12)	-	(10)	(128)
Balance, December 31, 2013	49	(826)	(574)	-	(22)	(1,373)
Other comprehensive income (loss), before reclassifications	(201)	(337)	126	-	(44)	(456)
Amounts reclassified from other comprehensive income (loss)	35	58	-	-	-	93
Other comprehensive income (loss)¹	(166)	(279)	126	-	(44)	(363)
Balance, December 31, 2014	$(117)	$(1,105)	$(448)	$-	$(66)	$(1,736)

¹	Excluded from the table above is other comprehensive income (loss) allocated to noncontrolling interests of $(4), $(19) and $(40) for the years ended December 31, 2014, 2013 and 2012, respectively.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in 2014 and 2013 consisted of the following:

	Amount reclassified from other comprehensive income (loss)		Consolidated Statement of Operations line
	2014	2013
		(in millions)
Cash flow hedges	$(14)	$(15)	Net sales
	7	(7)	Cost of goods sold
	30	(59)	Other, net
	12	14	Interest expense
	-	12	Income taxes
	$35	$(55)
Change in retirement plans’ funded status:
Amortization of actuarial losses	$82	$95	*
Amortization of prior service cost	(9)	(9)	*
	(15)	(48)	Income taxes
	$58	$38
Available-for-sale securities	$-	$(3)	Other, net
	-	1	Income taxes
	$-	$(2)
Total reclassifications, net of tax	$93	$(19)

*	These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 11: Employee Benefit Plans and Postretirement Benefits” for addition information.

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

CNH Industrial has five operating segments:

Agricultural Equipment which designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe. Subsequent to the acquisition of substantially all of the assets of Miller in November 2014, certain products are also sold under the Miller brand, primarily in North America.

Construction Equipment which designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, telehandlers and trenchers. Construction equipment is sold under the New Holland Construction and Case Construction brands.

Commercial Vehicles which designs, produces and sells a full range of light, medium and heavy vehicles for the transportation and distribution of goods through the Iveco brand, commuter buses and touring coaches through the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment through Iveco Astra,  firefighting vehicles through the Magirus brand and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

Powertrain which designs, manufactures and offers a range of propulsion, transmission systems and axles for on- and off-road applications, as well as engines for marine application and power generation through the FPT Industrial brand.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Historically and through 2014, the CODM assessed the performance of the operating segments mainly on the basis of trading profit/(loss), earned by those segments, prepared in accordance with IFRS. Trading profit is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, and noncontrolling interests.  Due to the Company’s transition to reporting under U.S. GAAP during 2014, the CODM also reviewed the performance of operating segments using operating profit calculated using U.S. GAAP. Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses. The CODM will utilize operating profit to assess segment performance in 2015, and accordingly the Company is presenting segment performance using both trading profit and operating profit. All remaining segment disclosures are presented based on U.S. GAAP information as the Company believes this is most relevant to the reader. The CODM reviews expenditures for long-lived assets, however, other operating segment asset information is not readily available.

A reconciliation from consolidated trading profit under IFRS to income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP for the years ended December 31, 2014, 2013 and 2012 are provided below.

	Years Ended December 31,
	2014	2013	2012
	(in millions)
Trading profit under IFRS	$2,399	$2,637	$2,650
Adjustments/reclassifications to convert from trading profit to U.S. GAAP income before income taxes and equity in income of unconsolidated subsidiaries:
Accounting for development costs	(244)	(443)	(429)
Restructuring	(184)	(71)	(231)
Interest expenses of Industrial Activities, net of interest income and eliminations	(613)	(548)	(515)
Other	(269)	(201)	(128)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$1,089	$1,374	$1,347

A reconciliation from consolidated operating profit to income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP for the years ended December 31, 2014, 2013 and 2012 are provided below.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Years Ended December 31,
	2014	2013	2012
	(in millions)
Operating profit	$2,199	$2,277	$2,285
Adjustments/reclassifications to convert from operating profit to U.S. GAAP income before income taxes and equity in income of unconsolidated subsidiaries:
Restructuring expenses	(184)	(71)	(231)
Interest expenses of Industrial Activities, net of interest income and eliminations	(613)	(548)	(515)
Other, net	(313)	(284)	(192)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$1,089	$1,374	$1,347

Segment Information

The following summarizes trading profit under IFRS by reportable segment:

	Years Ended December 31,
	2014	2013	2012
	(in millions)
Agricultural Equipment	$1,689	$1,949	$1,609
Construction Equipment	66	(109)	(39)
Commercial Vehicles	2	145	647
Powertrain	220	210	181
Other Activities and Adjustments	(110)	(76)	(125)
Total Trading profit of Industrial Activities under IFRS	$1,867	$2,119	$2,273
Financial Services	532	518	377
Trading profit under IFRS	$2,399	$2,637	$2,650

The following summarizes operating profit by reportable segment:

	Years Ended December 31,
	2014	2013	2012
	(in millions)
Agricultural Equipment	$1,770	$2,008	$1,681
Construction Equipment	79	(97)	(7)
Commercial Vehicles	29	74	517
Powertrain	223	187	162
Eliminations and other	(113)	(77)	(126)
Total Operating profit of Industrial Activities	$1,988	$2,095	$2,227
Financial Services	554	514	382
Eliminations and other	(343)	(332)	(324)
Operating profit	$2,199	$2,277	$2,285

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of additional operating segment information as of and for the years ended December 31, 2014, 2013 and 2012 is as follows:

	Years Ended December 31,
	2014	2013	2012
	(in millions)
Revenues:
Agricultural Equipment	$15,204	$16,763	$15,657
Construction Equipment	3,346	3,258	3,770
Commercial Vehicles	10,888	11,278	11,081
Powertrain	4,464	4,412	3,764
Eliminations and other	(2,704)	(3,050)	(2,706)
Net sales of Industrial Activities	31,198	32,661	31,566
Financial Services	1,828	1,679	1,698
Eliminations and other	(471)	(504)	(463)
Total Revenues	$32,555	$33,836	$32,801
Depreciation and Amortization (*):
Agricultural Equipment	$288	$269	$240
Construction Equipment	85	77	86
Commercial Vehicles	209	185	193
Powertrain	144	159	157
Other activities and adjustments	(1)	(4)	(3)
Depreciation and amortization of Industrial Activities	725	686	673
Financial Services	6	4	4
Depreciation and amortization	$731	$690	$677
Expenditures for long-lived assets *:
Agricultural Equipment	$408	$542	$497
Construction Equipment	65	72	105
Commercial Vehicles	391	458	294
Powertrain	136	148	144
Other activities	5	-	2
Expenditures for long-lived assets of Industrial Activities	1,005	1,220	1,042
Financial Services	17	7	6
Expenditures for long-lived assets	$1,022	$1,227	$1,048

*	Excluding assets sold with buy-back commitments and equipment on operating leases

.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Geographic Information

CNH Industrial has its registered office in Basildon, U.K. Revenues earned in the U.K. from external customers were $1,054 million, $993 million and $962 million for the years ended December 31, 2014, 2013 and 2012, respectively. Revenues earned in the rest of the world from external customers were $31,501 million, $32,843 million and $31,839 million for the years ended December 31, 2014, 2013 and 2012, respectively. The following highlights revenues earned from external customers in the rest of the world by destination:

	2014	2013	2012
	(in million)
United States	$7,472	$7,687	$7,408
Brazil	3,708	4,750	3,853
France	2,913	3,030	2,733
Italy	2,854	2,688	2,624
Germany	1,845	1,677	1,600
Canada	1,606	1,687	1,779
Australia	926	1,015	1,227
Argentina	570	937	718
Spain	807	666	665
Poland	562	504	578
Other	8,238	8,202	8,654
Total revenues from external customers in the rest of world	$31,501	$32,843	$31,839

Total long-lived tangible and intangible assets located in the U.K. were $244 million and $223 million at December 31, 2014 and 2013, respectively, and the total of such assets located in the rest of the world totaled $11,473 million and $11,240 million at December 31, 2014 and 2013, respectively. The following highlights long-lived tangible and intangible assets by geographic in the rest of the world:

	At December 31,
	2014	2013
	($ million)
United States	$4,913	$4,474
Italy	1,965	1,974
France	810	899
Spain	546	564
Germany	816	850
Brazil	490	523
Canada	482	465
China	292	246
Other	1,159	1,245
Total long-lived assets in the rest of the world	$11,473	$11,240

In 2014, 2013 and 2012, no single external customer of CNH Industrial accounted for 10 per cent or more of consolidated revenues.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 20: Related Party Information

CNH Industrial’s related parties are primarily EXOR S.p.A. and the companies belonging to the EXOR group of companies, including FCA. As of December 31, 2014, EXOR S.p.A. held 41.4% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates, over which CNH Industrial has significant influence or joint control.

For material related party transactions involving the purchase of goods and services, CNH Industrial generally solicits and evaluates bid proposals prior to entering into any such transactions. The Company’s Audit Committee conducts a review to determine that all related party transactions are on what the Committee believes to be arm’s-length terms.

Transactions with FCA and EXOR

In connection with the Demerger, Fiat (now known as FCA) and Fiat Industrial (now known as CNH Industrial) entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the various service provider subsidiaries of such entities provide services (such as purchasing, tax, accounting and other back office services, security and training) to the various service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In letter which may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. In 2011, various entities of CNH Industrial approved the MSA and the applicable related Opt-In letters. Subsidiaries of FCA provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, research and development, information systems and training under the terms and conditions of the MSA and the applicable Opt-in Letters.

During 2012, CNH America LLC (now known as CNH Industrial America LLC) pre-merger entered into an aircraft operating lease agreement with Chrysler Group LLC (which effective December 15, 2014 became FCA US LLC) in which CNH Industrial America LLC leases an aircraft to FCA US LLC with an initial term of two years and annual rent of approximately $1.3 million.

During 2012, Fiat India Private Limited (“FIPL”) lost its Indian Supreme Court case regarding the proper amount of excise duty imposed on the valuation of motor vehicles for the period April 1998 through June 2001. As the successor company of the amalgamation, New Holland Fiat (India) Pvt. Ltd. (“NHFIPL”) is liable for the payment of the $59 million excise duty. Although the Indian Supreme Court did not rule on interest, the Indian Excise Department has demanded interest, which was not quantified in the demand letter (but which could aggregate to as much as approximately $128 million). Since this liability pertains to the period prior to the amalgamation, the indemnification clause in the Merger Agreement signed on February 22, 2008 requires Fiat Group Automobiles S.p.A. (“FGA”) to fully reimburse CNH Asian Holdings (or NHFIPL) for this excise duty and any interest related thereto. The Company had recorded the excise duty accrual and related indemnification receivable from FGA within other liabilities and other assets, respectively. The interest would also be indemnified by FGA and, therefore, would not have any net impact to the consolidated statements of operations or cash flows for the Company. As of December 31, 2012, the remaining balance of both excise duty accrual and related indemnification receivable from FGA amounted to $45 million. The accrual and receivable were settled in 2013.

Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from, FCA subsidiaries.

These transactions with FCA are reflected on our consolidated statements of operations as follows:

	2014	2013	2012
	(in millions)
Net sales	$943	$904	$818
Cost of goods sold	$551	$631	$561
Selling, general and administrative expenses	$234	$275	$278

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	12/31/2014	12/31/2013
	(in millions)
Trade receivables	$27	$36
Trade payables	$139	$178

EXOR is a major investment holding company in Europe. Among other things, EXOR manages a portfolio that includes investments in FCA and Cushman & Wakefield, Inc. CNH Industrial purchases real estate services from Cushman & Wakefield. The related transaction amounts were insignificant for the years ended December 31, 2014, 2013 and 2012.

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

	2014	2013	2012
	(in millions)
Net sales	$843	$718	$747
Cost of goods sold	$564	$505	$653

	12/31/2014	12/31/2013
	(in millions)
Trade receivables	$155	$83
Trade payables	$144	$162

At December 31, 2014 and 2013, CNH Industrial had pledged guarantees on commitments of its joint venture for an amount of $277 million and $272 million respectively, mainly related to  Iveco—Oto Melara Società consortile.

Transactions with other related parties

For the years ended December 31, 2013 and 2012, the Company’s cost of goods sold includes  $25 million and $46 million, respectively, related to purchases of components from the Brembo Group which is controlled by Alberto Bombassei, a member of the Fiat Industrial Board of Directors until September 30, 2013. There was no such activity in 2014.

Note 21: Supplemental Information

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

Financial Services —The financial information captioned “Financial Services” reflects the consolidation or combination of Financial Services business.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transactions between the “Industrial Activities” and “Financial Services” have been eliminated to arrive at the consolidated financial statements.

	Statement of Operations
	Industrial Activities			Financial Services
	2014	2013	2012	2014	2013	2012
	(in millions, except share data)
Revenues
Net sales	$31,198	$32,661	$31,566	$—	$—	$—
Finance and interest income	258	271	268	1,828	1,679	1,698
Total Revenues	$31,456	$32,932	$31,834	$1,828	$1,679	$1,698
Costs and Expenses
Cost of goods sold	$25,536	$26,580	$25,606	$—	$—	$—
Selling, general & administrative expenses	2,568	2,764	2,604	357	330	432
Research and development expenses	1,106	1,222	1,129	—	—	—
Restructuring expenses	184	71	231	—	—	—
Interest expense	857	799	763	705	658	700
Interest compensation to Financial Services	357	352	344	—	—	—
Other, net	290	251	195	235	210	181
Total Costs and Expenses	30,898	32,039	30,872	1,297	1,198	1,313
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	558	893	962	531	481	385
Income taxes	280	518	401	187	153	163
Equity income of unconsolidated subsidiaries and affiliates	68	110	80	18	15	13
Results from intersegment investments	362	343	235	2	(1)	—
Net Income	$708	$828	$876	$364	$342	$235

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Balance Sheets
	Industrial Activities		Financial Services
	2014	2013	2014	2013
	(in millions, except share data)
ASSETS
Cash and cash equivalents	$4,122	$4,010	$1,041	$1,557
Restricted cash	1	—	977	922
Trade receivables	1,025	1,338	92	88
Financing receivables	4,767	5,826	22,717	23,640
Inventories, net	6,845	7,314	163	96
Property, plant and equipment, net	6,862	7,085	3	5
Investments in unconsolidated subsidiaries and affiliates	3,063	3,049	136	129
Equipment under operating leases	20	34	1,498	1,025
Goodwill	2,324	2,340	160	164
Other Intangible assets, net	828	796	22	14
Deferred tax assets	1,508	1,437	239	242
Derivative assets	198	254	9	10
Other assets	1,502	1,884	781	1,040
TOTAL ASSETS	$33,065	$35,367	$27,838	$28,932
LIABILITIES AND EQUITY
Debt	$11,520	$11,948	$24,086	$25,408
Trade payables	5,850	7,162	197	273
Deferred tax liabilities	202	225	250	160
Pension, postretirement and other post employment benefits	2,594	2,419	20	8
Derivative liability	221	78	16	19
Other liabilities	7,701	8,568	675	531
TOTAL LIABILITIES	$28,088	$30,400	$25,244	$26,399
Equity	4,961	4,955	2,594	2,533
Redeemable noncontrolling interest	16	12	—	—
TOTAL EQUITY AND LIABILITIES	$33,065	$35,367	$27,838	$28,932

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Cash Flow Statements
	Industrial Activities			Financial Services
	2014	2013	2012	2014	2013	2012
	(in millions)
Operating activities:
Net income	$708	$828	$876	$364	$342	$235
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	725	686	673	6	4	4
Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	257	286	229	152	127	133
Loss (gain) from disposal of assets	(1)	25	25	9	—	(3)
Undistributed income of unconsolidated subsidiaries	(181)	(108)	(151)	(20)	(8)	(6)
Other non cash items	101	72	180	153	124	218
Changes in operating assets and liabilities:
Provisions	110	104	72	11	3	7
Deferred income taxes	(110)	(62)	(22)	71	3	12
Trade and financing receivables related to sales, net	285	306	85	(1,101)	(943)	(1,149)
Inventories, net	(187)	(1,225)	(103)	15	20	—
Trade payables	(790)	903	(255)	(66)	39	6
Other assets and liabilities	(104)	395	(29)	434	(129)	(128)
Net cash provided (used) by operating activities	813	2,210	1,580	28	(418)	(671)
Investing activities:
Additions to retail receivables	—	—	—	(6,467)	(7,511)	(7,048)
Collections of retail receivables	—	—	—	6,506	6,043	6,175
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	25	7	99	—	—	32
Proceeds from sale of assets under operating leases and assets sold under buy-back commitments	319	194	181	258	272	231
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and sold under buy-back commitments	(1,005)	(1,220)	(1,042)	(17)	(7)	(6)
Expenditures for assets under operating lease and assets sold under buy-back commitments	(797)	(805)	(709)	(1,017)	(634)	(477)
Other	498	525	(2,334)	(275)	(663)	2,076
Net cash (used) provided by investing activities	(960)	(1,299)	(3,805)	(1,012)	(2,500)	983
Financing activities:
Proceeds from long-term debt	3,356	1,339	1,879	14,021	11,125	9,485
Payments of long-term debt	(2,145)	(2,049)	(660)	(13,178)	(7,939)	(8,845)
Net increase (decrease) in other financial liabilities	(198)	265	10	(127)	249	(667)
Dividends paid	(382)	(368)	(616)	(160)	(270)	(67)
Other	18	(6)	13	13	11	225
Net cash (used) provided by financing activities	649	(819)	626	569	3,176	131
Effect of foreign exchange rate changes on cash and cash equivalents	(390)	28	7	(101)	(10)	(7)
Increase (decrease) in cash and cash equivalents	112	120	(1,592)	(516)	248	436
Cash and cash equivalents, beginning of year	4,010	3,890	5,482	1,557	1,309	873
Cash and cash equivalents, end of year	$4,122	$4,010	$3,890	$1,041	$1,557	$1,309

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 22: Supplemental Condensed Consolidating Financial Information

CNH Industrial and certain 100% owned subsidiaries of CNH Industrial (the “Guarantor Subsidiaries”) guarantee the 7.875% Senior Notes issued by Case New Holland Industrial Inc. (formerly Case New Holland Inc.) in 2010. As the guarantees are fully unconditional, irrevocable and joint and several with all other guarantees and as the Guarantor Subsidiaries are all 100% owned by CNH Industrial, the Company has included the following condensed consolidating financial information as of December 31, 2014, and 2013 and for the three years ended December 31, 2014. The condensed consolidating financial information reflects investments in consolidated subsidiaries on the equity method of accounting. The goodwill and other intangible assets are allocated to reporting units and are primarily reported by the Guarantor Subsidiaries, except for the portion related to Financial Services which is reported by All Other Subsidiaries. It is not practicable to allocate goodwill and other intangibles to the individual Guarantor Subsidiaries and All Other Subsidiaries.

Prior to the merger, CNH Global was the parent company of Case New Holland Industrial Inc. Effective September 30, 2013, CNH Global, Fiat Industrial and Fiat Netherlands merged with and into CNH Industrial N.V., which succeeded to all of the assets and liabilities of the three companies. Following the merger, CNH Industrial became the parent company of Case New Holland Industrial Inc. For comparative purposes, the condensed financial statements for 2012 have been reclassified to include CNH Global, Fiat Industrial and Fiat Netherlands as part of the parent entity (CNH Industrial).

In an effort to reduce the complexity of the Company’s legal structure and as a part of the Company’s tax planning strategies, CNH Industrial has actively eliminated and transferred legal entities. During 2014, the parent company acquired the assets and operations of a subsidiary related to Agricultural Equipment and Construction Equipment.  For comparative purposes, results of prior periods have been restated to include the results and financial position of the subsidiary with the parent entity.  These transactions between entities under common control are accounted for at historical cost in accordance with existing accounting guidance. As a consequence, any material future transactions related to CNH Industrial’s legal entity rationalization activities and tax planning strategies may result in a retroactive restatement of the information contained in this note as these transactions are completed.

The following condensed financial statements present CNH Industrial, Case New Holland Industrial Inc., the Guarantor Subsidiaries, and all other subsidiaries as of December 31, 2014, and 2013, and for the years ended December 31, 2014, 2013, and 2012.

	Condensed Statements of Operations For the Year Ended December 31, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total revenues	$2,034	$10	$12,898	$24,283	$(6,670)	$32,555
Cost and Expenses:
Cost of goods sold	1,750	—	10,269	19,422	(5,907)	25,534
Selling, general and administrative expenses	136	—	652	2,137	—	2,925
Research and development expenses	13	—	388	705	—	1,106
Restructuring expenses	3	—	29	152	—	184
Interest expense	210	234	140	1,284	(550)	1,318
Interest compensation to Financial Services	12	—	201	—	(213)	—
Other, net	15	(4)	185	203	—	399
	2,139	230	11,864	23,903	(6,670)	31,466
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(105)	(220)	1,034	380	-	1,089
Income taxes	(101)	(71)	268	371	—	467
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	714	918	364	(32)	(1,878)	86
Net income (loss)	710	769	1,130	(23)	(1,878)	708
Net income (loss) attributable to noncontrolling interests	—	—	—	(2)	—	(2)
Net income (loss) attributable to owners of the parent	$710	$769	$1,130	$(21)	$(1,878)	$710

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Condensed Statements of Comprehensive Income For the Year Ended December 31, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$347	$769	$454	$(794)	$(435)	$341
Comprehensive income (loss) attributable to noncontrolling interests	—	—	—	(6)	—	(6)
Comprehensive income (loss) attributable to parent	$347	$769	$454	$(788)	$(435)	$347

	Condensed Balance Sheets As of December 31, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$7	$—	$39	$5,117	$—	$5,163
Deposits in subsidiaries’ cash management pools	230	—	4,135	—	(4,365)	-
Receivables	658	1,034	5,479	33,393	(18,038)	22,526
Inventories, net	233	—	1,711	5,064	—	7,008
Property, plant and equipment, net	75	—	1,186	5,604	—	6,865
Equipment on operating leases	—	—	—	1,518	—	1,518
Investments in unconsolidated subsidiaries and affiliates	245	—	1	359	—	605
Investments in consolidated subsidiaries	10,877	6,965	2,110	1,530	(21,482)	-
Goodwill and intangibles	50	—	2,824	460	—	3,334
Other	258	(55)	696	5,164	(1,169)	4,894
Total Assets	$12,633	$7,944	$18,181	$58,209	$(45,054)	$51,913
Liabilities and equity:
Debt	$5,622	$5,011	$3,275	$34,947	$(19,261)	$29,594
Trade payables	307	18	2,257	6,145	(2,745)	5,982
Other liabilities	1,782	(69)	3,272	7,957	(1,566)	11,376
Total equity	4,922	2,984	9,377	9,160	(21,482)	4,961
Total Equity and Liabilities	$12,633	$7,944	$18,181	$58,209	$(45,054)	$51,913

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Condensed Statements of Cash Flow For the Year Ended December 31, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$710	$769	$1,130	$(23)	$(1,878)	$708
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	14	—	212	914	—	1,140
Other, net	(429)	(735)	(574)	(1,078)	1,649	(1,167)
Net cash provided (used) by operating activities	295	34	768	(187)	(229)	681
Investing activities:
Expenditures for property, plant and equipment, equipment on operating lease, equipment sold under a buy-back commitment and intangible assets	(26)	—	(163)	(2,647)	—	(2,836)
Net collections from retail receivables and related securitizations	—	—	—	39	—	39
(Deposits in) withdrawals from subsidiaries’ cash management pools	—	—	(757)	—	757	—
Other, net	294	—	(121)	(251)	916	838
Net cash (used) provided by investing activities	268	-	(1,041)	(2,859)	1,673	(1,959)
Financing Activities:
Net (decrease) increase in indebtedness	(205)	208	(339)	3,028	(963)	1,729
Dividends paid	(360)	(249)	(337)	(1,386)	1,950	(382)
Other, net	18	7	977	1,447	(2,431)	18
Net cash provided (used) by financing activities	(547)	(34)	301	3,089	(1,444)	1,365
Other, net	(14)	—	(27)	(450)	—	(491)
Increase (decrease) in cash and cash equivalents	2	—	1	(407)	—	(404)
Cash and cash equivalents, beginning of year	5	—	38	5,524	—	5,567
Cash and cash equivalents, end of year	$7	$—	$39	$5,117	$—	$5,163

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Condensed Statements of Operations For the Year Ended December 31, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total revenues	$1,940	$10	$13,831	$25,516	$(7,461)	$33,836
Cost and Expenses:
Cost of goods sold	1,633	—	11,016	20,655	(6,753)	26,551
Selling, general and administrative expenses	136	2	706	2,250	—	3,094
Research and development expenses	12	—	439	771	—	1,222
Restructuring expenses	—	—	1	70	—	71
Interest expense	173	262	136	1,127	(502)	1,196
Interest compensation to Financial Services	12	—	194	—	(206)	—
Other, net	487	1	(195)	35	—	328
	2,453	265	12,297	24,908	(7,461)	32,462
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(513)	(255)	1,534	608	-	1,374
Income taxes	56	(95)	357	353	—	671
Equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	1,246	1,056	354	522	(3,053)	125
Net income (loss)	677	896	1,531	777	(3,053)	828
Net income attributable to noncontrolling interests	—	—	—	151	—	151
Net income (loss) attributable to owners of the parent	$677	$896	$1,531	$626	$(3,053)	$677

	Condensed Statements of Comprehensive Income For the Year Ended December 31, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$343	$896	$1,764	$473	$(3,001)	$475
Comprehensive income attributable to noncontrolling interests	—	—	—	132	—	132
Comprehensive income (loss) attributable to parent	$343	$896	$1,764	$341	$(3,001)	$343

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Condensed Balance Sheets As of December 31, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$5	$-	$38	$5,524	$—	$5,567
Deposits in subsidiaries’ cash management pools	244	—	3,495	—	(3,739)	—
Receivables	638	1,242	5,369	35,328	(19,239)	23,338
Inventories, net	214	—	1,882	5,314	—	7,410
Property, plant and equipment, net	76	—	1,217	5,797	—	7,090
Equipment on operating leases	—	—	—	1,059	—	1,059
Investments in unconsolidated subsidiaries and affiliates	239	—	1	405	—	645
Investments in consolidated subsidiaries	10,489	6,288	1,967	1,144	(19,888)	—
Goodwill and intangibles	5	—	2,758	551	—	3,314
Other	153	29	1,491	4,846	(1,099)	5,420
Total Assets	$12,063	$7,559	$18,218	$59,968	$(43,965)	$53,843
Liabilities and equity:
Debt	$5,065	$4,872	$3,356	$35,775	$(19,202)	$29,866
Trade payables	379	98	2,728	7,612	(3,448)	7,369
Other liabilities	1,718	132	3,906	7,324	(1,427)	11,653
Total equity	4,901	2,457	8,228	9,257	(19,888)	4,955
Total Equity and Liabilities	$12,063	$7,559	$18,218	$59,968	$(43,965)	$53,843

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Condensed Statements of Cash Flow For the Year Ended December 31, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$677	$896	$1,531	$777	$(3,053)	$828
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	10	—	180	913	—	1,103
Other, net	(392)	(1,154)	696	(1,276)	1,717	(409)
Net cash provided (used) by operating activities	295	(258)	2,407	414	(1,336)	1,522
Investing activities:
Expenditures for property, plant and equipment, equipment on operating lease, equipment sold under a buy-back commitment and intangible assets	(10)	—	(225)	(2,431)	—	(2,666)
Net additions from retail receivables and related securitizations	—	—	—	(1,468)	—	(1,468)
(Deposits in) withdrawals from subsidiaries’ cash management pools	(3)	—	(770)	—	773	—
Other, net	(1,929)	—	(502)	785	1,992	346
Net cash (used) provided by investing activities	(1,942)	-	(1,497)	(3,114)	2,765	(3,788)
Financing Activities:
Net (decrease) increase in indebtedness	1,602	58	(310)	1,722	(82)	2,990
Dividends paid	(365)	—	(589)	(1,384)	1,970	(368)
Other, net	306	—	—	3,005	(3,317)	(6)
Net cash provided (used) by financing activities	1,543	58	(899)	3,343	(1,429)	2,616
Other, net	—	—	(1)	19	—	18
Increase (decrease) in cash and cash equivalents	(104)	(200)	10	662	—	368
Cash and cash equivalents, beginning of year	109	200	28	4,862	—	5,199
Cash and cash equivalents, end of year	$5	$-	$38	$5,524	$—	$5,567

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Condensed Statements of Operations For the Year Ended December 31, 2012
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total revenues	$2,161	$11	$13,305	$24,113	$(6,789)	$32,801
Cost and Expenses:
Cost of goods sold	1,829	—	10,714	19,189	(6,163)	25,569
Selling, general and administrative expenses	111	1	709	2,215	—	3,036
Research and development expenses	15	—	410	704	—	1,129
Restructuring expenses	—	—	—	231	—	231
Interest expense	147	280	116	1,095	(429)	1,209
Interest compensation to Financial Services	12	—	185	—	(197)	—
Other, net	96	—	169	15	—	280
	2,210	281	12,303	23,449	(6,789)	31,454
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(49)	(270)	1,002	664	—	1,347
Income taxes	13	(101)	288	364	—	564
Equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	818	682	453	155	(2,015)	93
Net income (loss)	756	513	1,167	455	(2,015)	876
Net income attributable to noncontrolling interests	—	—	—	120	—	120
Net income (loss) attributable to owners of the parent	$756	$513	$1,167	$335	$(2,015)	$756

	Condensed Statements of Comprehensive Income For the Year Ended December 31, 2012
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$374	$513	$1,182	$313	$(1,928)	$454
Comprehensive income attributable to noncontrolling interests	—	—	—	80	—	80
Comprehensive income (loss) attributable to parent	$374	$513	$1,182	$233	$(1,928)	$374

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Condensed Statements of Cash Flow For the Year Ended December 31, 2012
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$756	$513	$1,167	$455	$(2,015)	$876
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	11	—	164	864	—	1,039
Other, net	349	(853)	(100)	(756)	287	(1,073)
Net cash provided (used) by operating activities	1,116	(340)	1,231	563	(1,728)	842
Investing activities:
Expenditures for property, plant and equipment, equipment on operating lease, equipment sold under a buy-back commitment and intangible assets	(12)	—	(247)	(1,975)	—	(2,234)
Net additions from retail receivables and related securitizations	—	—	—	(873)	—	(873)
(Deposits in) withdrawals from subsidiaries’ cash management pools	690	—	(80)	—	(610)	—
Other, net	(722)	—	(386)	(34)	1,652	510
Net cash (used) provided by investing activities	(44)	—	(713)	(2,882)	1,042	(2,597)
Financing Activities:
Net (decrease) increase in indebtedness	(1,071)	538	(320)	1,199	856	1,202
Dividends paid	(567)	—	(341)	(138)	430	(616)
Other, net	70	2	81	460	(600)	13
Net cash provided (used) by financing activities	(1,568)	540	(580)	1,521	686	599
Other, net	—	—	1	(1)	—	—
Increase (decrease) in cash and cash equivalents	(496)	200	(61)	(799)	—	(1,156)
Cash and cash equivalents, beginning of year	605	—	89	5,661	—	6,355
Cash and cash equivalents, end of year	$109	$200	$28	$4,862	$—	$5,199

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNH INDUSTRIAL N.V. (Registrant)
/s/ MASSIMILIANO CHIARA
Massimiliano Chiara
Chief Financial Officer
Dated: March 4, 2015

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
4.10

CNH Industrial N.V. Equity Incentive Plan (Previously filed as Exhibit 4.2 to the Registration Statement on Form S-8 of the registrant on June 6, 2014 (File No. 333-196574) incorporated herein by reference)

8.1	List of subsidiaries of the registrant.
12.1	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
15	Consent of Ernst & Young LLP.