Form 20-F
period 2015-12-31
CNH Industrial N.V.
filed 2016-03-04
CIK 1567094

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-36085

CNH INDUSTRIAL N.V.

(Exact name of registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation or organization)

25 St. James’s Street

London

SW1A 1HA

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,362,048,989 common shares, par value €0.01 per share, and 413,249,206 special voting shares, par value €0.01 per share.

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

CNH Industrial N.V. (“CNH Industrial” or the “Company”) is the company formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary, CNH Global N.V. (“CNH Global”). CNH Industrial is incorporated in, and under the laws of, the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England. Unless otherwise indicated or the context otherwise requires, as used in this annual report, the terms “CNH Industrial”, “we”, “us”, “our” or “the Company” refer to CNH Industrial together with its consolidated subsidiaries.

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

On January 1, 2011, Fiat S.p.A. (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V. or “FCA”) effected a “demerger” under Article 2506 of the Italian Civil Code (the “Demerger”). Pursuant to the Demerger, Fiat transferred its ownership interest in FNH to a new holding company, Fiat Industrial, including Fiat’s indirect ownership of CNH Global, as well as Fiat’s truck and commercial vehicles business and its industrial and marine powertrain business. Consequently, as of January 1, 2011, CNH Global became a subsidiary of Fiat Industrial. In connection with the Demerger, shareholders of Fiat S.p.A. received shares of capital stock of Fiat Industrial. Accordingly, as of January 1, 2011, Fiat Industrial owned approximately 89% of CNH Global’s outstanding common shares through FNH. Fiat Industrial was a corporation organized under the laws of the Republic of Italy whose stock was traded on the Milan stock exchange.

Following the Merger, the Company realigned its reportable segments reflecting the five businesses directly managed by CNH Industrial, consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment; (ii) Construction Equipment, which designs, produces and sells construction equipment; (iii) Commercial Vehicles, which designs, produces and sells trucks, commercial vehicles, buses, and specialty vehicles; (iv) Powertrain, which produces and sells engines, transmissions and axles for those vehicles, and engines for marine and power generation applications and (v) Financial Services, which provides financial services to our dealers and customers. Our worldwide agricultural equipment, construction equipment, commercial vehicles and powertrain operations are collectively referred to as “Industrial Activities”. See “Item 5. Operating and Financial Review and Prospects” and “Note 19: Segment Reporting” in the notes to our consolidated financial statements for the year ended December 31, 2015.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;
•	EMEA—member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);
•	LATAM—Central and South America, and the Caribbean Islands; and
•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

Certain industry and market share information in this annual report has been presented on a worldwide basis which includes all countries. In this annual report, management estimates of market share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers in North America, the Committee for European Construction Equipment in Europe, the Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”) in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by independent service bureaus. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles, regions are defined for both market share and total industry volume (“TIV”) as: Europe (the 27 countries where Commercial Vehicles competes), LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia and New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

The following selected consolidated financial data as of December 31, 2015 and 2014, and for each of the three years ended December 31, 2015, 2014, and 2013 have been derived from and should be read in conjunction with our audited, consolidated financial statements included in “Item 18. Financial Statements”. This data should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects.” Financial data as of December 31, 2013, 2012, and 2011 and for the years ended December 31, 2012 and 2011 are derived from our consolidated balance sheet and statement of operations which are not included in this annual report. These consolidated financial statements are prepared in accordance with U.S. GAAP.

Because the mergers of Fiat Industrial and CNH Global with and into CNH Industrial represent a “business combination involving entities or businesses under common control”, it is outside the scope of application of Accounting Standards Codification 805—Business Combinations. Accordingly, no adjustments were made to the carrying amounts of the assets and liabilities of Fiat Industrial. Financial data as of and for the years ended December 31, 2012 and 2011 represent the consolidated information of Fiat Industrial and have been restated so as to be in compliance with U.S. GAAP. The only significant accounting effect of the Merger was the post-merger attribution to owners of the parent company of the previous noncontrolling interests in CNH Global. As a result of the Merger, $1,053 million of noncontrolling interests were reclassified to equity attributable to the parent.

The following table contains our selected historical financial data as of and for each of the five years ended December 31, 2015, 2014, 2013, 2012 and 2011.

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
	(in millions, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Net sales	$24,677	$31,196	$32,632	$31,529	$32,224
Finance and interest income	1,235	1,359	1,204	1,272	1,256
Total Revenues	25,912	32,555	33,836	32,801	33,480
Net income	$248	$708	$828	$876	$639
Net income attributable to CNH Industrial N.V.	$253	$710	$677	$756	$545
Earnings per share attributable to CNH Industrial N.V.:
Basic earnings per common share	$0.19	$0.52	$0.54	$0.62	$0.42
Diluted earnings per common share	$0.19	$0.52	$0.54	$0.62	$0.42
Basic and diluted earnings per preference share	—	—	—	—	$0.42
Basic and diluted earnings per savings share	—	—	—	—	$0.49
Cash dividends declared per common share(1)	$0.214	$0.277	$0.293	$0.245	—
Cash dividends declared per preference share(1)	—	—	—	$0.245	—
Cash dividends declared per savings share(1)	—	—	—	$0.306	—

	As of December 31,
	2015	2014	2013	2012	2011
	(in millions)
Consolidated Balance Sheet Data:
Total Assets	$46,746	$51,913	$53,843	$48,965	$48,003
Share capital(2)	$25	$25	$25	$2,565	$2,557
Common shares outstanding	1,362	1,355	1,350	1,223	1,092
Special voting shares outstanding	413	415	469	—	—
Preference shares outstanding	—	—	—	—	103
Savings share outstanding	—	—	—	—	80
Equity	$4,843	$4,961	$4,955	$4,825	$4,857

(1)

On March 4, 2016, the Board of Directors recommended to the Company’s shareholders a dividend of €0.13 per common share, totaling approximately €177 million (equivalent to approximately $195 million, translated at the exchange rate reported by the European Central Bank on February 26, 2016). The proposal is subject to the approval of the Company’s shareholders at the Annual General Meeting of shareholders to be held on April 15, 2016.

For 2015 and 2014, CNH Industrial declared and paid a dividend of €0.20 per common share. For 2013, Fiat Industrial declared and paid a dividend of €0.225 per ordinary share. For 2012, the declared dividend was €0.185, €0.185 and €0.2315 per share for ordinary share, preference share and savings share, respectively.

The cash dividend for 2015 and 2014 was paid on April 29, 2015 and April 30, 2014, respectively, and shareholders who held common shares on the record date traded on the NYSE received the dividend in U.S. dollars at the USD/EUR exchange rate reported by the European Central Bank on April 16, 2015 ($0.2142) and April 17, 2014 ($0.2771), respectively. The cash dividend declared for 2012 and 2013 was paid in euro on April 26, 2012 and April 25, 2013, respectively, and has been translated into U.S. dollars at the noon buying rate in the City of New York for cable transfers in euros as certified by the Federal Reserve Bank of New York for customs purposes on the payment date.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following risks should be considered in conjunction with “Item 5. Operating and Financial Review and Prospects” beginning on page 34, the other risks described in the Safe Harbor Statement beginning on page 62 and Notes to Consolidated Financial Statements beginning on page F-9. These risks may affect our operating results and, individually or in the aggregate, could cause our actual results to differ materially from past and projected future results. Some of these risks and uncertainties could affect particular lines of business, while others could affect all of our businesses. Although risks are discussed separately, many are interrelated. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Safe Harbor Statement beginning on page 62. Except as may be required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. It is impossible to predict or identify all risk factors and, as a result, you should not consider the following factors to be a complete discussion of risks and uncertainties that may affect us. We invite you to consult any further related disclosures we make from time to time in materials filed with or furnished to the United States Securities and Exchange Commission (“SEC”).

Risks Related to Our Business, Strategy and Operations

Global economic conditions impact our businesses.   Our earnings and financial position are and will continue to be influenced by various macroeconomic factors—including increases or decreases in gross domestic product, the level of consumer and business confidence, changes in interest rates on consumer and business credit, energy prices, and the cost of commodities or other raw materials—which exist in the countries in which we operate. Such macroeconomic factors vary from time to time and their effect on our earnings and financial position cannot be specifically and singularly assessed and/or isolated.

Financial conditions in several countries and/or regions continue to place significant economic pressures on existing and potential customers, including our dealer networks. As a result, some dealers and customers may delay or cancel plans to purchase our products and services and may not be able to fulfill their obligations to us in a timely fashion. Further, our suppliers may be impacted by economic pressures, which may adversely affect their ability to fulfill their obligations to us. These factors could result in product delays, increased accounts receivable, defaults and inventory challenges. For example, in the European Union, despite measures taken by several governments and monetary authorities to provide financial assistance to certain Eurozone countries and to avoid default on sovereign debt obligations, concerns persist regarding the debt burden of several countries. These concerns, along with the significant fiscal adjustments carried out in several countries, intended to manage actual or perceived sovereign credit risk, have led to further pressure on economic growth and may lead to new periods of recession. Similarly, in Brazil and Venezuela, macroeconomic conditions remain challenging. Moreover, some governments may implement measures designed to slow the economic growth rate in those countries (e.g., higher interest rates, reduced bank lending and other anti-inflation measures). If there is significant deterioration in the global economy or the economies of key countries or regions, the demand for our products and services would likely decrease and our results of operations, financial position and cash flows could be materially and adversely affected.

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

We are exposed to political, economic and other risks beyond our control as a result of operating a global business.   We manufacture and sell products and offer services in several continents and numerous countries around the world including those experiencing varying degrees of political and economic instability. Given the global nature of our activities, we are exposed to risks associated with international business activities that may increase our costs, impact our ability to manufacture and sell our products and require significant management attention. These risks include:

•	changes in laws, regulations and policies that affect, among other things:
•	import and export duties and quotas;
•	currency restrictions;
•	the design, manufacture and sale of our products, including, for example, engine emissions regulations;
•	interest rates and the availability of credit to our dealers and customers;
•	property and contractual rights;
•

where and to whom products may be sold, including new or additional trade or economic sanctions imposed by the U.S. or other governmental authorities and supranational organizations (e.g., the United Nations); and

•	taxes;
•	regulations from changing world organization initiatives and agreements;
•	changes in the dynamics of the industries and markets in which we operate;
•	varying and unpredictable needs and desires of customers;
•	varying and unexpected actions of our competitors;
•	labor disruptions;
•	disruption in the supply of raw materials and components;
•

changes in governmental debt relief and subsidy program policies in certain significant markets such as Argentina and Brazil, including the Brazilian government discontinuing programs subsidizing interest rates on equipment loans; and

•	war, civil unrest and terrorism.

Unfavorable developments in any one of these areas, which vary from country to country and many of which are outside of our control, could have a material adverse effect on our business prospects, results of operations and/or financial position.

Difficulty in obtaining financing or refinancing existing debt could impact our financial performance.   Our future performance will depend on, among other things, our ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and access to capital markets or other sources of financing. A decline in revenues could have a negative impact on the cash-generating capacity of our operating activities. We could, therefore, find ourselves in the position of having to seek additional financing and/or having to refinance existing debt, including in unfavorable market conditions with limited availability of funding and a general increase in funding costs. Instability in global capital markets, including market disruptions, limited liquidity and interest rate and exchange rate volatility, could reduce our access to capital markets or increase the cost of our short and long-term financing. Any difficulty in obtaining financing could have a material adverse effect on our business prospects, results of operations and/or financial position.

Our ability to access the capital markets or other forms of financing and related costs are highly dependent on, among other things, the credit ratings of CNH Industrial N.V., its subsidiaries, asset-backed securities (“ABS”) and other debt instruments. Rating agencies may review and revise their ratings from time to time, and any downgrade or other negative action with respect to our credit ratings by one or more rating agencies may increase our cost of capital, potentially limit our access to sources of financing and have a material adverse effect on our business prospects, results of operations and/or financial position.

We are subject to exchange rate fluctuations, interest rate changes and other market risks.   We operate in numerous markets worldwide, and are accordingly exposed to market risks stemming from fluctuations in currency and interest rates, including as a result of changes in monetary or fiscal policies of governmental authorities from time to time. We are subject to currency exchange risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. In addition, the reporting currency for our consolidated financial statements is the U.S. dollar. Certain of our assets, liabilities, expenses and revenues are denominated in other currencies. Those assets, liabilities, expenses and revenues are translated into the U.S. dollar at the applicable exchange rates to prepare our consolidated financial statements. Therefore, increases or decreases in exchange rates between the U.S. dollar and those other currencies affect the value of those items reflected in our consolidated financial statements, even if their value remains unchanged in their original currency. Changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our results of operations and/or financial position.

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

Although we seek to manage our currency risk and interest rate risk, including through hedging activities, there can be no assurance that we will be able to do so successfully, and our business, results of operations and financial position could be adversely affected. In addition, by utilizing these instruments, we potentially forego the benefits that may result from favorable fluctuations in currency exchange rates. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

We also face risks from currency devaluations. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation.

We face risks associated with our relationships with our employees.   In many countries where we operate, our employees are protected by various laws and/or collective labor agreements that guarantee them, through local and national representatives, the right of consultation on specific matters, including downsizing or closure of production activities and reductions in personnel. Laws and/or collective labor agreements applicable to us could impair our flexibility in reshaping and/or strategically repositioning our business activities. Therefore, our ability to reduce personnel or implement other permanent or temporary redundancy measures is subject to government approvals and/or the agreement of labor unions where such laws and agreements are applicable. Furthermore, we are at greater risk of work interruptions or stoppages than non-unionized companies, and any work interruption or stoppage could significantly impact the volume of products we manufacture.

Reduced demand for equipment would reduce our sales and profitability.   The performance of the agricultural equipment market is influenced, in particular, by factors such as:

•	the price of agricultural commodities and the relative level of inventories;
•	the profitability of agricultural enterprises, farmers’ income and their capitalization;
•	the demand for food products; and
•	agricultural policies, including aid and subsidies to agricultural enterprises provided by governments and/or supranational organizations as well as alternative fuel mandates.

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

The above factors can significantly influence the demand for agricultural and construction equipment, as well as for commercial vehicles, and consequently, our financial results. Additionally, if demand for our products is less than we expect, we may experience excess inventories and be forced to incur additional charges and our profitability will suffer, including higher fixed costs associated with lower production levels at our plants. Our business may be negatively impacted if we experience excess inventories or we are unable to adjust our production schedules or our purchases from suppliers to reflect changes in customer demand and market fluctuations on a timely basis.

We depend on suppliers for raw materials, parts and components.   We rely upon suppliers for raw materials, parts and components that we require to manufacture our products. We cannot guarantee that we will be able to maintain access to raw materials, parts and components, and in some cases, this access may be affected by factors outside of our control and the control of our suppliers. Certain components and parts used in our products are available from a single supplier and cannot be sourced quickly otherwise. Supply chain disruptions, including those due to supplier financial distress, capacity constraints, business continuity, delivery or disruptions due to weather-related or natural disaster events, could negatively impact our operations and the profitability of our businesses.

We use a variety of raw materials in our businesses, including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium. The prices of these raw materials fluctuate, and while we seek to manage this exposure, we may not be successful in mitigating these risks. Further, increases in the prices for raw materials can significantly increase our costs of production, which could have a material adverse effect on the profitability of our businesses, particularly if we are unable to recover the increased costs from our customers.

Competitive activity, or failure by us to respond to actions by our competitors, could adversely affect our results of operations.   We operate in highly competitive global and regional markets. Depending on the particular country, we compete with other international, regional and local manufacturers and distributors of agricultural and construction equipment, commercial vehicles, and powertrains. Certain of our global competitors have substantial resources and may be able to provide products and services at little or no profit or even at a loss to compete with certain of our product offerings. We compete on the basis of product performance, innovation, quality, distribution, customer service and price. Aggressive pricing or other strategies pursued by competitors, unanticipated product or manufacturing delays or our failure to price our products competitively could adversely affect our business, results of operations and financial position. Additionally, there has been a trend towards consolidation in the trucks and construction equipment industries that has resulted in larger and potentially stronger competitors in those markets. The markets in which we compete are highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, customer service and financial services offered. Competition, particularly on pricing, has increased significantly in the markets in which we compete in recent years. Should we be unable to adapt effectively to market conditions, this could have an adverse effect on our business prospects, results of operations and/or financial position.

Costs of ongoing compliance with, or failure to comply with, increasingly stringent environmental, health and safety laws could have an adverse effect on our results of operations.   We are subject to comprehensive and constantly evolving laws, regulations and policies in numerous jurisdictions around the world. We expect the extent of legal requirements affecting our businesses and our costs of compliance to continue to increase in the future. Such laws govern, among other things, products—with requirements on emissions of polluting gases and particulate matter, increased fuel efficiency and safety becoming increasingly strict—and industrial plants—with requirements for reduced emissions, treatment of waste and water and prohibitions on soil contamination also becoming increasingly strict. To comply with such laws, we invest considerable research and development resources and expect to continue to incur substantial costs in the future. Failure to comply with such laws could expose us to penalties or clean-up costs, civil or criminal liability and sanctions on certain of our activities, as well as damage to property or natural resources. Liabilities, sanctions, damages and remediation efforts related to any non-compliance with such laws, including those that may be adopted or imposed in the future, could negatively impact our ability to conduct our operations and our financial position and results of operations. In addition, there can be no assurances that we will not be adversely affected by costs, liabilities or claims with respect to any subsequently acquired operations.

Further, environmental, health and safety regulations change from time to time, as may related interpretations and other guidance. For example, changes in environmental and climate change laws, including laws relating to engine and vehicle emissions, safety regulations, fuel requirements or greenhouse gas emissions, could lead to new or additional investments in product designs and could increase environmental compliance expenditures. If these laws are either changed or adopted and impose significant operational restrictions and compliance requirements on us or our products, they could negatively impact our business, results of operations, financial position and competitive position.

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

Our future performance depends on our ability to innovate and on market acceptance of new or existing products.   The success of our businesses depends on their ability to maintain or increase our market share in existing markets and to expand into new markets through the development of innovative, high-quality products that provide adequate profitability. In particular, the failure to develop and offer innovative products that compare favorably to those of our principal competitors in terms of price, quality, functionality and features, or delays in bringing strategic new products to market, or the inability to adequately protect our intellectual property rights or supply products that meet regulatory requirements, including engine emissions requirements, could result in reduced market share, which could have a material adverse effect on our business prospects, results of operations and/or financial position.

Our existing operations and expansion plans in emerging markets could entail significant risks.   Our ability to grow our businesses depends to an increasing degree on our ability to increase market share and operate profitably worldwide and in particular in emerging market countries, such as Brazil, Russia, India, China, Argentina, Turkey, Venezuela and South Africa. In addition, we could increase our use of suppliers located in such countries. Our implementation of these strategies will involve a significant investment of capital and other resources and exposes us to multiple and potentially conflicting cultural practices, business practices and legal requirements that are subject to change, including those related to tariffs, trade barriers, investments, property ownership rights, taxation and sanction requirements. For example, we may encounter difficulties in obtaining necessary governmental approvals in a timely manner. In addition, we may experience delays and incur significant costs in constructing facilities, establishing supply channels, and commencing manufacturing operations. Further, customers in these markets may not readily accept our products as opposed to products manufactured and commercialized by our competitors. The emerging market countries may also be subject to a greater degree of economic and political volatility that could adversely affect our financial position, results of operations and cash flows. Many emerging market economies have experienced slower growth and other economic challenges in recent periods and may be subject to a further slowdown in gross domestic product expansion and/or be impacted by domestic political or currency volatility, potential hyperinflationary conditions and/or increase of public debt.

We are subject to extensive anti-corruption and antitrust laws and regulations.   Our global operations are subject to a number of laws and regulations that govern our operations around the world, including the U.S. Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act, which apply to conduct around the world, as well as a range of national anti-corruption and antitrust or competition laws that apply to conduct in a particular jurisdiction. The anti-corruption laws prohibit improper payments in cash or anything of value to improperly influence government officials or other persons to obtain or retain business or gain a business advantage. These laws tend to apply whether or not those practices are legal or culturally acceptable in a particular jurisdiction. Over the past several years there has been a substantial increase in the enforcement of anti-corruption and antitrust or competition laws both globally and in particular jurisdictions and we have from time to time been subject to investigations and charges claiming violations of anti-corruption or antitrust or competition laws. We are committed to operating in compliance with all applicable laws, in particular anti-corruption and antitrust or competition laws. We have implemented a program to promote compliance with these laws and to identify and minimize the risk of any violations. Our compliance program, however, may not in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that may violate the applicable laws or regulations of the jurisdictions in which we operate. Such improper actions could subject us to civil or criminal investigations and monetary, injunctive and other penalties. Investigations of alleged violations of these laws tend to require dedication of significant resources in funds and management time and attention, and these investigations or any violations, as well as any publicity regarding potential violations, could harm our reputation and have a material adverse effect on our business, results of operations and financial position.

Risks associated with our defined benefit pension plans and other postretirement obligations.   At December 31, 2015, the funded status for our defined benefit pension, healthcare and other postemployment benefit plans was a deficit of $2,276 million. This amount included obligations of $1,988 million for plans that we are currently not required to fund. The funded status is subject to many factors, as discussed in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Application of Critical Accounting Estimates—Pension and Other Postemployment Benefits,” as well as “Note 11: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2015.

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

Dealer equipment sourcing and inventory management decisions could adversely affect our sales.   We sell our finished products primarily through an independent dealer network and directly to OEMs and are subject to risks relating to their inventory management decisions and operating and sourcing practices. Our dealers carry inventories of finished products as part of ongoing operations and adjust those inventories based on their assessment of future sales opportunities. Dealers who carry other products that compete with our products may focus their inventory purchases and sales efforts on goods provided by other suppliers due to industry demand or profitability. Such inventory adjustments and sourcing decisions can adversely impact our sales, financial position and results of operations.

Adverse economic conditions could place a financial strain on our dealers and adversely affect our operating results.   Global economic conditions continue to place financial stress on many of our dealers. Dealer financial difficulties may impact their equipment sourcing and inventory management decisions, as well as their ability to provide services to their customers purchasing our equipment. We are also subject to the risk of insolvency of dealers and customers, in part due to unfavorable economic conditions in markets where their activities are carried out, and laws and government actions may, among other things, prevent us from enforcing legal rights and remedies in dealer or customer insolvency. Accordingly, additional financial strains on members of our dealer network resulting from current or future economic conditions could adversely impact our sales, financial position and results of operations.

We may not be able to realize anticipated benefits from any acquisitions and, further, challenges associated with strategic alliances may have an adverse impact on our results of operations.   We have engaged in the past, and may engage in the future, in mergers and acquisitions or enter into, expand or exit from strategic alliances and joint ventures that could involve risks that could prevent us from realizing the expected benefits of the transactions or the achievement of strategic objectives or could divert management’s time and attention. Such risks, many of which are outside our control, include:

•	technological and product synergies, economies of scale and cost reductions not occurring as expected;
•	unexpected liabilities;
•	incompatibility in integrating processes, operations or systems;
•	unexpected changes in laws;
•	inability to retain key employees;
•	inability to source certain products;
•	increased financing costs and inability to fund such costs;
•	significant costs associated with terminating or modifying alliances; and
•	problems in retaining customers and integrating operations, services, personnel, and customer bases.

If problems or issues were to arise among the parties to one or more strategic alliances for managerial, financial, or other reasons, or if such strategic alliances or other relationships were terminated, our product lines, businesses, financial position, and results of operations could be adversely affected.

Risks associated with the termination of our strategic alliance with Kobelco Construction Machinery Co., Ltd.   Effective December 31, 2012, CNH Global and Kobelco Construction Machinery Co., Ltd. (“KCM”) terminated by mutual consent their global alliance (consisting of industrial arrangements and a number of jointly-owned companies) in the construction equipment business. The agreements regulating the dissolution of the alliance provide that, starting from January 1, 2013 until December 31, 2017, we are entitled to purchase components and parts from KCM on a non-exclusive basis in order to continue to manufacture excavators based upon KCM’s technology in our plants. Moreover, starting from December 31, 2012, the territorial sales and marketing restrictions limiting the right of KCM to distribute its excavators in certain significant markets (such as the Americas and Europe) expired and similar restrictions which applied to our construction equipment activities expired in APAC on July 31, 2013. While we expect a smooth transition with respect to implemented changes, commercial issues (such as, by way of example, the weakening of the distributorship network and the subsequent loss of market share) or industrial issues (such as, by way of example, difficulties in maintaining quality standards or inability to source certain components currently provided by KCM) in connection with the termination of the alliance might arise, which could have a material adverse effect upon our construction equipment product lines, construction equipment distribution network, financial position and results of operations.

Our business operations may be impacted by various types of claims, lawsuits, and other contingent obligations.   We are involved in pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property right disputes, product warranty and defect product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues and environmental claims that arise in the ordinary course of our business. The industries in which we operate are also periodically reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims. The ultimate outcome of these legal matters pending against us is uncertain, and although such legal matters are not expected individually to have a material adverse effect on our financial position or profitability, such legal matters could, in the aggregate, in the event of unfavorable resolutions thereof, have a material adverse effect on our consolidated financial position, cash flows, and results of operations. Furthermore, we could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. In addition, while we maintain insurance coverage with respect to certain claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. As required by U.S. GAAP, we establish reserves based on our assessment of contingencies, including contingencies related to legal claims asserted against us. Subsequent developments in legal proceedings may affect our assessment and estimates of the loss contingency recorded as a reserve and require us to make payments in excess of our reserves, which could have a material adverse effect on our results of operations and/or financial position. See also “Note 13: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2015 for additional information.

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

We have significant outstanding indebtedness, which may limit our ability to obtain additional funding and may limit our financial and operating flexibility.   As of December 31, 2015, we had an aggregate of $26,388 million (including $21,219 million relating to Financial Services activities) of consolidated gross indebtedness, and our equity was $4,843 million, including noncontrolling interests. The extent of our indebtedness could have important consequences on our operations and financial results, including:

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

These risks are exacerbated by the ongoing volatility in the financial markets, in part resulting from perceived strains on the finances and creditworthiness of several governments and financial institutions, particularly in the Eurozone and Latin America, and from continued concerns about global economic growth, particularly in the emerging markets.

Restrictive covenants in our debt agreements could limit our financial and operating flexibility.   The indentures or other instruments governing our outstanding debt securities and other credit agreements to which we are a party from time to time contain, or may contain, covenants that restrict our ability to, among other things:

•	incur additional indebtedness;
•	make certain investments;
•	enter into certain types of transactions with affiliates;
•	sell certain assets or merge with or into other companies;
•	use assets as security in other transactions; and/or
•	enter into sale and leaseback transactions.

Although we do not believe any of these covenants materially restrict our operations currently, a breach of one or more of the covenants could result in adverse consequences that could negatively impact our businesses, results of operations and financial position. These consequences may include the acceleration of amounts outstanding under certain of our credit facilities, triggering an obligation to redeem certain debt securities, termination of existing unused commitments by our lenders, refusal by our lenders to extend further credit under one or more of the facilities or to enter into new facilities or the lowering or modification of CNH Industrial’s credit ratings or those of one or more of its subsidiaries. See “Note 9: Debt” to our consolidated financial statements for the year ended December 31, 2015 for additional information.

Risks related to increased information technology security threats.   We rely upon information technology systems and networks in connection with a variety of business activities, some of which are managed by third parties, to operate our business, and we collect and store sensitive data. Operating these information technology systems and networks, and processing and maintaining this data, in a secure manner, are critical to our business operations and strategy. Additionally, increased information technology security threats and more sophisticated computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data.

While we actively manage information technology security risks within our control, there can be no assurance that such actions will be sufficient to mitigate all potential risks to our systems, networks and data.

A failure or breach in security could expose us and our customers, dealers and suppliers to risks of misuse of information or systems, the compromising of confidential information, manipulation and destruction of data, defective products, production downtimes and operations disruptions, which in turn could adversely affect our reputation, competitive position, businesses and results of operations. Security breaches could also result in litigation, regulatory action and potential liability, as well as higher operational and other costs of implementing further data protection measures. In addition, as security threats continue to evolve we may need to invest additional resources to protect the security of our systems.

The loss of members of senior management could have an adverse effect on our business.   Our success is largely dependent on the ability of our senior executives and other members of management to effectively manage our organization and individual areas of our businesses. The loss of any senior executive, manager or other key employee without an adequate replacement, or the inability to attract and retain new, qualified personnel could therefore have an adverse effect on our business prospects, results of operations and/or financial position.

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

In addition, natural disasters, pandemic illness, equipment failures, power outages, disruptions to our information technology systems and networks or other unexpected events could result in physical damage to and complete or partial closure of one or more of our manufacturing facilities or distribution centers, temporary or long-term disruption in the supply of component products from some local and international suppliers, disruption in the transport of our products to dealers and customers and delay in delivery of products to distribution centers. In the event such events occur, our financial results might be negatively impacted. Our existing insurance arrangements may not protect against all costs that may arise from such events.

Changes in demand for food and alternate energy sources could impact our revenues.   Changing worldwide demand for farm outputs to meet the world’s growing food and alternative energy demands, driven in part by government policies and a growing world population, are likely to result in fluctuating agricultural commodity prices, which affect sales of agricultural equipment. While higher commodity prices will benefit our crop producing agricultural equipment customers, higher commodity prices also result in greater feed costs for livestock and poultry producers, which in turn may result in lower levels of equipment purchased by these customers. Lower commodity prices directly affect farm income, which could negatively affect sales of agricultural equipment. Moreover, changing alternative energy demands may cause farmers to change the types or quantities of the crops they grow, with corresponding changes in equipment demands. Finally, changes in governmental policies regulating bio-fuel utilization could affect demand for our equipment and result in higher research and development costs related to equipment fuel standards.

International trade policies may impact demand for our products and our competitive position.   Government policies on international trade and investment such as sanctions, import quotas, capital controls or tariffs, whether adopted by individual governments or addressed by regional trade blocs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. The implementation of more restrictive trade policies, such as more detailed inspections, higher tariffs, or new barriers to entry, in countries where we sell products and provide services could negatively impact our business, results of operations and financial position. For example, a government’s adoption of trade sanctions or “buy national” policies or retaliation by another government against such policies could have a negative impact on our results of operations.

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

Credit risk

Fundamental to any organization that extends credit is the credit risk associated with its customers/borrowers. The creditworthiness of each customer, rates of delinquency and default, repossessions and net losses on loans to customers are impacted by many factors, including:

•	relevant industry and general economic conditions;
•	the availability of capital;
•	the terms and conditions applicable to extensions of credit;
•	interest rates (and changes in the applicable interest rates);
•	the experience and skills of the customer’s management team;
•	commodity prices;
•	political events;
•	the weather; and
•	the value of the collateral securing the extension of credit.

Deterioration in the quality of our financial assets, an increase in delinquencies or defaults, or a reduction in collateral recovery rates could have an adverse impact on the performance of our Financial Services business and our earnings and cash flows. These risks become more acute in an economic slowdown or recession due to decreased demand for (or availability of) credit, declining asset values, changes in government subsidies, reductions in collateral to loan balance ratios, and an increase in delinquencies, defaults, insolvencies, foreclosures and losses. In such circumstances, our loan servicing and litigation costs may also increase. In addition, governments may pass laws, or implement regulations, that modify rights and obligations under existing agreements, or which prohibit or limit the exercise of contractual rights.

When a borrower defaults on a loan and we repossess collateral securing the repayment of the loan, our ability to recover or mitigate losses by selling the collateral is subject to the current market value of such collateral. Those values are affected by levels of new and used inventory of agricultural and construction equipment, as well as commercial vehicles, on the market. They are also dependent upon the strength or weakness of market demand for new and used agricultural and construction equipment, as well as for commercial vehicles, which is affected by the strength of the general economy. In addition, repossessed collateral may be in poor condition, which would reduce its value. Finally, relative pricing of used equipment, compared with new equipment, can affect levels of market demand and the resale of repossessed equipment. An industry-wide decrease in demand for agricultural or construction equipment, as well as for commercial vehicles, could result in lower resale values for repossessed equipment, which could increase losses on loans and leases, adversely affecting our financial position and results of operations.

Funding Risk

Our Financial Services business has traditionally relied upon the ABS market and committed asset-backed facilities as a primary source of funding and liquidity. A significant reduction in liquidity in the secondary market for ABS transactions could adversely affect our ability to sell receivables on a favorable or timely basis. Such conditions could have an adverse impact on our access to funding, financial position and results of operations. As Financial Services finances a significant portion of sales of our equipment, to the extent Financial Services is unable to access funding on acceptable terms, our sales of equipment would be negatively impacted.

Repurchase Risk

In connection with our ABS transactions, we make customary representations and warranties regarding the assets being securitized, as disclosed in the relevant offering documents. While no recourse provisions exist that allow holders of asset-backed securities issued by our ABS trusts to require us to repurchase those securities, a breach of these representations and warranties could give rise to an obligation to repurchase non-conforming receivables from the trusts. Any obligation to make future repurchases could have an adverse effect on our financial position, results of operations and cash flows.

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

Potential Impact of the Dodd-Frank Act.   The various requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), including its many implementing regulations, may substantially affect the origination, servicing and securitization programs of our Financial Services business. For example, the Dodd-Frank Act strengthens the regulatory oversight of these securities and capital market activities by the SEC and increases the regulation of the ABS markets through, among other things, a mandated risk retention requirement for securitizers, a loan level disclosure requirement for certain securitizers and a direction to the SEC to regulate credit rating agencies and adopt regulations governing these organizations. While we will continue to monitor these developments and their effect upon our access to the ABS market, these and future SEC regulations may affect our ability to engage in these activities or increase the effective cost of ABS transactions in the future, which could adversely affect our financial position, results of operations and cash flows.

Other Risks

CNH Industrial operates and will continue to operate, as a company that is resident in the U.K. for tax purposes; other tax authorities may treat CNH Industrial as being tax resident elsewhere.   CNH Industrial is not incorporated in the U.K.; therefore, in order to be resident in the U.K. for tax purposes, CNH Industrial’s central management and control must be located (in whole or in part) in the U.K. The test of central management and control is largely a question of fact based on all the circumstances. Nevertheless, the decisions of the U.K. courts and the published practice of Her Majesty’s Revenue & Customs, or HMRC, suggest that CNH Industrial is likely to be regarded as having become U.K.-resident on this basis from the date of its incorporation. The competent authority ruling referred to below supports this analysis. Even if CNH Industrial’s “central management and control” is in the U.K., it would not be treated as U.K.-resident if (a) CNH Industrial were concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) which has a double tax treaty with the U.K.; and (b) that tax treaty allocates exclusive residence to that other jurisdiction.

Even if CNH Industrial’s central management and control is in the U.K., CNH Industrial is considered to be resident in the Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes because CNH Industrial is incorporated in the Netherlands. Nonetheless, the U.K. and Dutch competent authorities have agreed, following a mutual agreement procedure (as contemplated by the Netherlands-U.K. tax treaty), that CNH Industrial will be regarded as solely resident in the U.K. for purposes of the application of the Netherlands-U.K tax treaty provided that CNH Industrial operates as planned and provides appropriate required evidence to the U.K. and Dutch competent tax authorities. If the facts upon which the competent authorities issued this ruling change over time, this ruling may be withdrawn, and in that case the Netherlands may levy corporate income tax on CNH Industrial and impose withholding taxes on dividends distributed by CNH Industrial.

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

We may incur additional tax expense or become subject to additional tax exposure.   We are subject to income taxes in many jurisdictions around the world. Our tax liabilities are dependent upon the location of earnings among these different jurisdictions. Our future results of operations could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in our overall profitability, changes in tax legislation and rates, changes in generally accepted accounting principles and changes in the valuation of deferred tax assets and liabilities. If our effective tax rates were to increase, or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued or paid, our operating results, cash flows and financial position could be adversely affected.

CNH Industrial, as successor to Fiat Industrial, is jointly liable with Fiat Chrysler Automobiles N.V. for certain obligations.   CNH Industrial is successor to Fiat Industrial, a company formed as a result of the demerger of Fiat S.p.A. (which, effective October 12, 2014, was merged into FCA in favor of Fiat Industrial. As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At December 31, 2015, the outstanding Liabilities amounted to approximately $1.3 billion (of which $1.1 billion consisted of bonds guaranteed by FCA). CNH Industrial evaluated as extremely remote the risk of FCA’s insolvency and therefore no specific provision has been accrued in respect of the above-mentioned potential joint liability.

Our maintenance of two exchange listings may adversely affect liquidity in the market for our common shares and could result in pricing differentials of our common shares between the two exchanges.   The dual listing of our common shares on the NYSE and the MTA may split trading between the two markets and adversely affect the liquidity of the shares in one or both markets and the development of an active trading market for our common shares on the NYSE, and may result in price differentials between the exchanges. Differences in the trading schedules, trading volume and investor bases, as well as volatility in the exchange rate between the two trading currencies, among other factors, may result in different trading prices for our common shares on the two exchanges or otherwise adversely affect liquidity and trading prices of our shares.

The loyalty voting structure may concentrate voting power in a small number of our shareholders and such concentration may increase over time.   A relatively large proportion of the voting power of CNH Industrial could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of January 31, 2016, EXOR S.p.A. had a voting interest in CNH Industrial of approximately 41.3%. See “Item 7. Major Shareholders and Related Party Transactions” for additional information.

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

The loyalty voting structure may prevent or frustrate attempts by our shareholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common shares may be lower as a result.   The provisions of our Articles of Association establishing the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of us, even if a change of control is considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting structure, a relatively large proportion of the voting power of our common shares could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of January 31, 2016, EXOR S.p.A. had a voting interest in CNH Industrial of approximately 41.3%. See “Item 7. Major Shareholders and Related Party Transactions” for additional information. Such shareholders participating in the loyalty voting structure could effectively prevent change of control transactions that may otherwise benefit our shareholders.

The loyalty voting structure may also prevent or discourage shareholders’ initiatives aimed at changes in our management.

Item 4.	Information on the Company

A. History and Development of the Company

CNH Industrial is the company formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial and its subsidiary CNH Global. CNH Industrial is incorporated in, and under the laws of, the Netherlands, with its principal office at 25 St. James’s Street, London, England, United Kingdom (telephone number: +44-207-7660-346). CNH Industrial’s agent for U.S. federal securities law purposes is Michael P. Going, c/o CNH Industrial America LLC, 6900 Veterans Boulevard, Burr Ridge, Illinois 60527 (telephone number +1-630-887-3766).

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

B. Business Overview

General

We are a leading global capital goods company engaged in the design, production, marketing, sale and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines, transmissions and axles for those vehicles and engines for marine and power generation applications. We have industrial and financial services companies located in 45 countries and a commercial presence in approximately 180 countries around the world.

CNH Industrial has five operating segments:

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe. Following our acquisition of substantially all of the assets of Miller-St. Nazianz, Inc. (“Miller”) in November 2014, certain agricultural equipment products are also sold under the Miller brand, primarily in North America.

Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders and telehandlers. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands.

Commercial Vehicles designs, produces and sells a full range of light, medium and heavy vehicles for the transportation and distribution of goods, under the Iveco brand, commuter buses and touring coaches under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the Iveco Astra brand, firefighting vehicles under the Magirus brand and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

Powertrain designs, manufactures and offers a range of propulsion and transmission systems and axles for on- and off-road applications, as well as engines for marine application and power generation under the FPT Industrial brand.

Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Net revenues by segment in the years ended December 31, 2015, 2014 and 2013 were as follows:

	2015	2014	2013
	(in millions)
Revenues:
Agricultural Equipment	$11,025	$15,204	$16,763
Construction Equipment	2,542	3,346	3,258
Commercial Vehicles	9,542	10,888	11,278
Powertrain	3,560	4,464	4,412
Eliminations and other	(1,992)	(2,704)	(3,050)
Total Net sales of Industrial Activities	24,677	31,198	32,661
Financial Services	1,603	1,828	1,679
Eliminations and other	(368)	(471)	(504)
Total Revenues	$25,912	$32,555	$33,836

Net revenues by region in the years ended December 31, 2015, 2014 and 2013 were as follows:

	2015		2014		2013
	(in millions)	(%)	(in millions)	(%)	(in millions)	(%)
Revenues:
EMEA	$13,122	50.7%	$14,762	45.4%	$14,212	42.0%
NAFTA	6,869	26.5	9,190	28.2	9,474	28.0
LATAM	2,882	11.1	4,955	15.2	6,422	19.0
APAC	3,039	11.7	3,648	11.2	3,728	11.0
Total Revenues	$25,912	100.0	$32,555	100.0	$33,836	100.0

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

Agricultural equipment manufacturers are subject to continuous changes in engine emission regulations and restrictions. These changes require frequent changes in engine technology, which can involve significant research and development investments. Manufacturers generally attempt to pass these incremental costs to their customers, but these price increases must be balanced with the affordability of the equipment. Each market may have its own unique regulations, which adds a level of complexity required to meet global product needs.

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

The demand for biofuels has created an associated demand for agriculturally based feedstocks which are used to produce biofuels. Currently, most of the ethanol in the U.S. and Europe is extracted from corn, while in Brazil it is extracted from sugar cane. Biodiesel is typically extracted from soybeans and rapeseed oil in the U.S. and Brazil, and from rapeseed and other oil seeds as well as food waste by-products in Europe. The use of corn and soybeans for biofuel has been one of the main factors impacting the supply and demand relationships for these crops, resulting in higher crop prices. The economic feasibility of biofuels is significantly impacted by the price of oil. As the price of oil falls, biofuels become a less attractive alternative energy source. This relationship will, however, be impacted by government policy and mandates as governments around the world consider ways to combat global warming and avoid potential energy resource issues in the future.

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

Although the demand for new agricultural equipment tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new equipment market and, therefore, helps limit the impact of declines in new equipment sales on the operating results of full-line manufacturers, such as Agricultural Equipment.

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

Although the demand for new construction equipment tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new equipment market and, therefore, helps limit the impact of declines in new equipment sales on the operating results of full-line manufacturers, such as Construction Equipment.

Heavy Construction Equipment

Heavy construction equipment typically includes large wheel loaders and excavators, graders, compactors and dozers. Purchasers of heavy construction equipment include construction companies, municipalities, local governments, rental fleet owners, quarrying and mining companies, waste management companies and forestry-related concerns.

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

Light Construction Equipment

Light construction equipment includes skid-steer loaders, compact track loaders, tractor loaders, rough terrain forklifts, backhoe loaders, telehandlers and small wheel loaders and excavators. Purchasers of light construction equipment include contractors, residential builders, utilities, road construction companies, rental fleet owners, landscapers, logistics companies and farmers. The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which is influenced by interest rates and the availability of financing. Other major factors include the construction of light infrastructure, such as utilities, cabling and piping and maintenance expenditures. The principal use of light construction equipment is to replace relatively high-cost, slower manual work. Product demand in the United States and Europe has generally tended to mirror housing starts, but with lags of six to twelve months. In areas where labor is abundant and the cost of labor is inexpensive relative to other inputs, such as in Africa and Latin America, the light construction equipment market is generally smaller. These regions represent potential areas of growth for light construction equipment in the medium to long-term as labor costs rise relative to the cost of equipment.

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

The construction equipment industry has seen an increase in the use of hydraulic excavators and wheel loaders in earth-moving and material handling applications. In addition, the light equipment sector has grown as more manual labor is being replaced on construction sites by machines with a variety of attachments for specialized applications, such as skid steer loaders, compact track loaders, mini-crawler excavators and telehandlers.

General economic conditions, infrastructure spending rates, housing starts, commercial construction and governmental policies on taxes, spending on roads, utilities and construction projects can have a dramatic effect on sales of construction equipment.

Commercial Vehicles

Trucks and Commercial Vehicles

The world truck market is generally divided into three segments: light (gross vehicle weight (“GVW”) up to 6 metric tons), medium (GVW 6 to 16 metric tons) and heavy (GVW of 16 metric tons and above). The medium and heavy-duty trucks segments are characterized by a higher level of engineering specialization due to the technologies and production systems utilized, while the light-duty segment has many engineering and design characteristics in common with the automobile industry. In addition, operators of medium and heavy trucks often require vehicles with a higher degree of customization than the more standardized products that serve the light commercial vehicle market. Customers generally purchase heavy trucks for one of three primary uses: long distance haulage, construction haulage and/or distribution.

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

Although economic cycles have a significant influence on demand for medium and heavy vehicles in emerging economies, the processes of industrialization and infrastructure development have generally driven long-term growth trends in these countries. As a country’s economy becomes more industrialized and its infrastructure develops, transport needs tend to grow in response to increases in production and consumption. Developing economies, however, tend to display volatility in short-term demand resulting from government intervention, changes in the availability of financial resources and protectionist trade policies. In developing markets, demand for medium and heavy trucks increases when it becomes more cost-effective to transport heavier loads, especially as the infrastructure, primarily roads and bridges, becomes capable of supporting heavier trucks. At the same time, the need to transport tends to increase in these markets, resulting in increased demand for light vehicles.

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

Demand for trucks varies seasonally by region and by product class. In Europe, the peak retail demand occurs in second and fourth quarters due to key fleet customer demands and customer budgetary cycles. In LATAM, demand is relatively stable throughout the year aside from increased demand for heavy truck products in the first and fourth quarters from customers who transport foodstuffs. In APAC, sales tend to be higher in the second and fourth quarters due to local holiday periods.

Buses

The global bus market is organized by mission, from city and intercity transport to tourism purposes, with a capacity ranging from 7 up to 150 seating/standing passengers. The Iveco Bus (previously Iveco Irisbus) and Heuliez Bus target markets include urban, intercity buses and long-distance touring coaches. Operators in this industry include three types of manufacturers: those specialized in providing chassis to bodybuilders, those that build bodies on chassis produced by third parties, and those like Iveco Bus that produce the entire vehicle.

The principal customers of the bus segment are tour and intercity bus service operators, while the principal customers of the city bus segment are the transport authorities in urban areas.

Deregulation and privatization of transport services in many markets has favored concentration towards large private companies operating in one country, in more than one neighboring country or at an international level. Demand has increased for highly standardized, high-use products for large fleets, with financing and maintenance agreements or kilometric pricing. Deregulation and privatization have also increased competition between large transport service companies, raising the level of vehicle use and increasing the choice of brands for operators in the market.

Sales for urban and intercity buses are generally higher in the second half of the year, due to public entities budgeting processes, tender rules and buses production lead-time.

Powertrain

The dynamics of the industrial powertrain business vary across the different market segments in which the various propulsion systems are used, and in many cases are particularly influenced by engine emission requirements. For vehicle and equipment applications, product development is driven by regulatory requirements (i.e., legislation on emissions and, increasingly, CO2 emissions), as well as the need to reduce total operating costs. This, in turn, translates into customers seeking more efficient propulsion systems that enable lower total cost of ownership and higher productivity.

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

For the off-road market, engines in the 50 horsepower (“hp”) to 300 hp output range are dominant in all major markets worldwide, with demand for high-power engines predominantly in the European and U.S markets. Demand for off-road applications in the construction business is driven by general economic factors and the level of public investment in infrastructure, which affects the need for replacement of old equipment and investment in more innovative solutions to boost productivity. The demand for off-road applications in the agricultural equipment business is affected by similar drivers as the construction equipment business, and is also dependent on the level of net farm income.

We believe that the evolution in emission regulations in Europe, the U.S. and Asia (Euro VI, Stage IV and Tier 4B) presents an opportunity for Powertrain to gain a competitive advantage through technological solutions developed for engines and after-treatment systems (such as our High Efficiency SCR technology). The increasing trend among middle-sized OEMs to outsource engine development, as a result of the significant research and development expenditures required to meet the new emission requirements, presents an opportunity for Powertrain to increase sales to third party customers. In addition, engine manufacturers occasionally supplement their available range with certain engines sourced from third party suppliers.

The on-road market has some minimal local fluctuation during the year, tempered by the geographical distribution of Powertrain’s customer base, while the off-road market usually has a seasonal decline between November and January.

Competition

The industries in which we operate are highly competitive. We believe that we have a number of competitive strengths that will enable us to improve our position in markets where we are already well established while we direct additional resources to markets and products with high growth potential.

We compete with: (i) large global full-line suppliers with a presence in every market and a broad range of products that cover most customer needs, (ii) manufacturers who are product specialists focused on particular industry segments on either a global or regional basis, (iii) regional full-line manufacturers, some of which are expanding worldwide to build a global presence, and (iv) local, low-cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.

Our competitive strengths include well-recognized brands, a full range of competitive products and features, and a strong global presence and distribution and customer service network. There are multiple factors which influence a buyer’s choice of industrial equipment. These factors include the strength and quality of the distribution network, brand loyalty, product features and performance, availability of a full product range, the quality and pricing of products, technological innovations, product availability, financing terms, parts and warranty programs, resale value and customer service and satisfaction. The ability to meet or exceed applicable emissions standards as they take effect is also a key competitive factor, particularly in those markets where such standards are the subject of frequent legislative or regulatory scrutiny and change, such as Europe and North America. We continually seek to improve in each of these areas, but focus primarily on providing high-quality and high-value products and supporting those products through our dealer networks. Buyers tend to favor brands based on experience with the product and the dealer. Customers’ perceptions of product value in terms of productivity, reliability, resale value and dealer support are formed over many years.

The efficiency of our manufacturing, logistic and scheduling systems are dependent on forecasts of industry volumes and our anticipated share of industry sales, which is predicated on our ability to compete successfully with others in the marketplace. We compete on the basis of product performance, customer service, quality and price. The environment remains competitive from a pricing standpoint, but actions taken to maintain our competitive position in the current difficult economic environment could result in lower than anticipated price realization.

Our principal competitors in the agricultural equipment market are John Deere, AGCO (including the Massey Ferguson, Fendt, Valtra and Challenger brands), Claas, the Argo Group (including the Landini, McCormick and Valpadana brands), the Same Deutz Fahr Group (including the Same, Lamborghini, Hurlimann and Deutz brands) and Kubota.

Our principal competitors in the construction equipment market are Caterpillar, Komatsu, JCB, Hitachi, Volvo, Liebherr, Doosan, Kubota and John Deere.

Our principal competitors in the commercial vehicles market are Daimler (including the Mercedes-Benz, Mitsubishi Fuso, Freightliner, Western Star, Setra and Bharat-Benz (India) brands); Volkswagen (including the MAN and Scania brands); Paccar (including the DAF, Kenworth, Ken Mex and Peterbilt brands); the Volvo Group (including Volvo, Renault, MACK and UD Trucks brands); Rosenbauer International AG; Rheinmetall; Oshkosh; Nexter; General Dynamics; BAE Systems; Caterpillar; and Navistar.

The principal competitors of Powertrain include Cummins, Deutz, Caterpillar, John Deere, Volvo, Weichai, and Isuzu.

Products and Markets

Agricultural Equipment

Agricultural Equipment’s product lines are sold primarily under the Case IH and New Holland brands and under the Steyr brand in Europe. Following our acquisition of substantially all of the assets of Miller in November 2014, certain agricultural equipment products are also sold under the Miller brand, primarily in North America. In order to capitalize on customer loyalty to dealers and the segment’s brands, relative distribution strengths and historical brand identities, we sell our agricultural equipment products under the Case IH (and Steyr for tractors in Europe only) and New Holland brands. We believe that these brands enjoy high levels of brand identification and loyalty among both customers and dealers.

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

Our Agricultural Equipment’s product lines include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, and sprayers. Our Agricultural Equipment business also specializes in other key market segments like cotton picker packagers and sugar cane harvesters, where Case IH is a worldwide leader, and in self-propelled grape harvesters, where New Holland is a worldwide leader. These brands each offer parts and support services for all of their product lines. Our agricultural equipment is sold with a limited warranty that typically runs from one (1) to three (3) years.

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

Commercial Vehicles

Trucks and Commercial Vehicles (Iveco)

Under the Iveco brand, we produce a range of light, medium, and heavy trucks and commercial vehicles for both on-road and off-road use. Our key products include the Daily, a vehicle that covers the 2.8 – 7 ton vehicle weight segment, the Eurocargo, a vehicle that covers the 6 – 16 tons market, the Trakker, a vehicle dedicated to off-road, and the Stralis, a vehicle dedicated to the over 16 tons market. The product offering is complemented by a series of aftersales and used vehicle assistance services.

Light vehicles include on-road vans and chassis cabs used for short and medium distance transportation and distribution of goods, and off-road trucks for use in quarries and other work sites. We also offer shuttle vehicles used by public transportation authorities, tourist operators, hotels and sports clubs and campers for holiday travel.

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

Under the Iveco Astra brand, we build vehicles that can enter otherwise inaccessible quarries and mines and move large quantities of material, such as rock or mud, and perform heavy-duty tasks in extreme climatic conditions. Our product range for Iveco Astra includes mining and construction vehicles, rigid and articulated dump trucks and other special vehicles.

Buses (Iveco Bus and Heuliez Bus)

Under the Iveco Bus and Heuliez Bus brands, we offer local and Inter-city commuter buses, minibuses, school buses and tourism coaches. Iveco Bus is one of the major European manufacturers in the passenger transport sector and is expanding its activities globally. Heuliez Bus produces city buses for public transportation, and is a leader in France for the urban bus market.

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

Our product range features engines ranging from 2.2 to 20 liters with an output of 42 to 1,006 hp. Our product portfolio includes engines for buses and for light, medium and heavy commercial vehicles, engines for industrial machinery including construction, agricultural and irrigation equipment, engines for special-purpose vehicles and engines for power generation units and marine applications. The range is completed by engine versions which use alternative fuels, including those running on natural gas and engines compatible with biodiesel up to 20%.

To meet the increasingly strict emission regulations for both on-road (Euro VI and EPA 13) and off-road vehicles (Stage IV and Tier 4B), Powertrain’s technological solutions strive to provide enhanced results in terms of cost, packaging and fuel consumption for each segment of the market. For example, Powertrain offers an external exhaust gas recirculation system combined with a diesel particulate filter for engines up to 205 hp for application on light commercial vehicles. For heavy-duty commercial applications, Powertrain has developed a high efficiency selective catalyst reduction system (HI-eSCR), which processes exhaust gases using a catalyzing liquid, lowering operating and maintenance costs. This unique SCR-only solution is designed to meet required emissions levels without the cost and bulk of an exhaust gas recirculation valve, and, in particular, for the off-road market, this solution does not require a diesel particulate filter.

Additionally, Powertrain produces a wide range of manual transmissions for light commercial vehicles, having either five or six gears, and ranging from 320 to 500 Nm. Our Powertrain segment manufactures a range of axle products to meet customer requirements, including axle products for commercial vehicles, such as the Daily, and axle products for heavy mining, construction and specialty vehicles (military and fire-fighting) designed by Commercial Vehicles.

Sales and Distribution

Agricultural Equipment and Construction Equipment

Agricultural Equipment sells and distributes products through approximately 2,600 full-line dealers and distributors with over 5,600 points of sale. Construction Equipment sells and distributes products through over 500 full-line dealers and distributors with approximately 1,500 points of sale. Agricultural Equipment and Construction Equipment dealers are almost all independently owned and operated. Some Agricultural Equipment dealers also sell construction equipment. In the United States, Canada, Mexico, most of Western Europe, Brazil and Australia, products are generally distributed directly through the independent dealer network. In the rest of the world, products are either sold to independent distributors who then resell to dealers, or to importers who have their own branches to sell retail product to customers. In both cases, the importers/distributors can take advantage of their size and knowledge of the market to minimize their marketing costs.

Consistent with our brand promotion program, we generally seek to have dealers sell a full range of our products. Typically, greater market penetration is achieved where each dealer sells the full line of products from only one of the brands. Although appointing dealers to sell more than one brand is not part of our business model, some joint dealers exist, either for historic reasons or in limited markets where it is not feasible to have a separate dealer for each brand. In some cases, dealerships are operated under common ownership but with separate points of sale for each brand.

In North America and Australia a trade-in of used equipment typically accompanies the sale of new equipment to end-users. We often provide marketing assistance to our dealers to support the sales of used, trade-in equipment through subsidized financing incentives, inventory carrying cost defrayment, or other methodologies.

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

We believe that it is generally more cost-effective to distribute our agricultural and construction equipment products through independent dealers, although Agricultural Equipment and Construction Equipment maintain a limited number of company-owned dealerships in some markets. As of December 31, 2015, we operated 2 and 5 company-owned Agricultural Equipment and Construction Equipment dealerships, respectively, primarily in North America and Europe. We also operate a selective dealer development program in territories with growth potential but underdeveloped representation by our agricultural and construction equipment brands that typically involve a transfer of ownership to a qualified operator through a buy-out or private investment after a few years.

Commercial Vehicles

Commercial Vehicles’ worldwide distribution strategy is based on a network of independent dealers, in addition to its own dealerships and branches. As of December 31, 2015, Commercial Vehicles had approximately 700 dealers globally (of which 20 were directly owned by us and 12 were branches). All of these dealers sell spare parts for the relevant vehicles. Commercial Vehicles bolsters its distribution strategy by offering incentives to its dealers based on target achievements for sales of new vehicles and parts and providing high quality aftersales services.

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

In the United Kingdom, Commercial Vehicles is one of the few OEMs that sells trucks and other commercial vehicles to companies which offer commercial vehicle rental solutions, such as Ryder, Fraikin and Burntree, among others.

In accordance with European legislation, Commercial Vehicles’ dealers have a specific sales territory. Additionally, European law allows our Commercial Vehicles’ dealers to carry multiple brands.

Powertrain

Powertrain provides propulsion solution products for Agricultural Equipment, Construction Equipment and Commercial Vehicles. Additionally, Powertrain’s commercial strategy and business model are focused on the development of a portfolio of medium-to-large OEM customers. Powertrain has entered into long-term supply agreements with several third party customers.

Powertrain has a network of approximately 100 dealers and 900 service points in 100 countries that cover its entire product range and related market sectors. Large OEMs use their own internal networks to obtain parts and services for purchased equipment, while small OEMs frequently rely on us for delivery of parts and services through Powertrain’s worldwide network.

Pricing and Promotion

The retail price of any particular piece of equipment and vehicle is determined by the individual dealer or distributor and generally depends on market conditions, features, options and, potentially, regulatory requirements. Retail sale prices may differ from the manufacturer-suggested list prices. We sell equipment and vehicles to our dealers and distributors at wholesale prices that reflect a discount from the manufacturer-suggested list price. In the ordinary course of business, we engage in promotional campaigns that may include price incentives or preferential financing terms with respect to the purchase of certain products in certain areas.

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

As of December 31, 2015, we operated and administered 59 parts depots worldwide either directly, through a joint venture, or through arrangements with warehouse service providers. This network includes 11 parts depots in NAFTA, 21 in EMEA, 5 in LATAM, and 22 in APAC. The network includes 35 parts depots that support Agricultural Equipment, 26 that support Construction

Equipment, 23 that support Commercial Vehicles and 4 that support Powertrain. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Our parts depots and parts delivery systems provide customers with access to substantially all of the parts required to support our products.

In December 2009, we formed a 50/50 joint venture, CNH Reman LLC, with a third party for full-scale remanufacturing and service operations in the United States. CNH Reman LLC primarily remanufactures engine, engine components, driveline, hydraulic, rotating electrical and electronic products. The joint venture is primarily focused on serving the North American agricultural and construction equipment industries. Remanufacturing is a way to support sustainable development and gives customers the opportunity to purchase high quality replacement assemblies and components at reduced prices.

As of December 31, 2015, Commercial Vehicles had over 4,800 service outlets. In addition to Commercial Vehicles standard one-year full vehicle warranty and two-year powertrain warranty, which are extended in certain jurisdictions including the United Kingdom and Germany to match competitors’ practices, Commercial Vehicles offers personalized aftersales customer assistance programs.

Joint Ventures

As part of a strategy to enter and expand in new markets, we are also involved in several commercial and/or manufacturing joint ventures, including the following:

•	in Japan, we own 50.0% of New Holland HFT Japan Inc. (“HFT”), which distributes its products in Japan. HFT imports and sells the full range of New Holland agricultural equipment;
•	in Pakistan, we own 43.2% of Al Ghazi Tractors Ltd., which manufactures and distributes New Holland tractors;
•	in Turkey, we own 37.5% of Turk Traktor ve Ziraat Makineleri A.S., which manufactures and distributes various models of both New Holland and Case IH tractors;
•

in Mexico, we own 50.0% of CNH de Mexico S.A. de C.V., which manufactures New Holland agricultural equipment and distributes our agricultural equipment through one or more of its wholly-owned subsidiaries;

•	in China, we own 50.0% of Naveco (Nanjing Iveco Motor Co.) Ltd, a company that manufactures light and medium trucks and other commercial vehicles in China;
•	in China, we own 33.5% of SAIC Iveco Hongyan Commercial Vehicle (“SIH”), which designs, produces and sells heavy vehicles;
•

in China, we control 60.0% of SAIC Fiat Powertrain Hongyan Ltd (“SFH”), a manufacturing company located in Chongqing, which produces diesel engines under license from us to be sold in the Chinese market (mainly to SIH) and to be exported to Europe, the U.S. and Latin America; and

•	in South Africa, we own 60.0% of Iveco South Africa Works (Pty) Ltd., which manufactures medium and heavy duty commercial vehicles and buses.

Suppliers

We purchase materials, parts, and components from third party suppliers. We had approximately 5,380 global direct suppliers to our manufacturing facilities at December 31, 2015. Our focus on quality improvement, cost reduction, product innovation and production flexibility requires us to rely upon suppliers with a focus on quality, reliability and the ability to provide cost reductions. We view our relationships with suppliers as critical to our operational effectiveness, and in recent years, we have established closer ties with a significantly reduced number of suppliers, selecting those that enjoy a leading position in the relevant markets.

Management believes that adequate supplies and alternate sources of our principal raw materials are available and does not believe that the prices of these raw materials are especially volatile at this time.

We rely on numerous suppliers. Certain components and parts used in our products are available from a single supplier and cannot be sourced quickly otherwise. The sudden or unexpected interruption in the availability of certain of our suppliers’ raw materials, parts and components could result in delays or in increases in the costs of production.

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

CNH Industrial Capital Europe S.a.S., a joint venture with BNP Paribas Group (49.9% owned by CNH Industrial N.V. and accounted for under the equity method) is the captive finance company for the Company’s current retail businesses in major European countries. It operates in Italy, France, Germany, Belgium, the Netherlands, Luxembourg, the U.K., Spain, Poland and Austria. Agricultural Equipment and Construction Equipment’s vendor programs with banking partners are also in place in France, Portugal, Denmark and Poland. Dealer financing and customer financing activities not managed by the joint venture with BNP Paribas or the vendor programs are managed through our captive financial services subsidiaries.

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

In Brazil, our captive financial services company, Banco CNH Industrial Capital S.A. (“Banco CNH Capital”), offers both dealer and customer financing for customers of Agricultural Equipment, Construction Equipment and Commercial Vehicles. For customer financing, Banco CNH Capital mainly serves as intermediary for funding provided by BNDES, a federally-owned financial institution linked to the Brazilian Ministry of Development, Industry and Foreign Trade. Vendor programs offered jointly with banking partners are also in place.

In Australia, Agricultural Equipment, Construction Equipment and Commercial Vehicles offer dealer and end-customer financing through a captive financial services company.

In China, financial services are provided through various vendor programs.

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

A wholesale underwriting group reviews dealer financial information and payment performance to establish credit lines for each dealer. In setting these credit lines, Financial Services seeks to meet the reasonable requirements of each dealer while managing its exposure to any one dealer. The credit lines are secured by the equipment or vehicles financed. Dealer credit agreements generally include a requirement to repay the particular loan at the time of the retail sale. Financial Services employees or third party contractors conduct periodic stock audits at each dealership to confirm that the financed equipment or vehicle is still in inventory. These audits are unannounced and the frequency of these audits varies by dealer and depends on the dealer’s financial strength, payment history and prior performance.

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

Legal Proceedings

As a global company with a diverse business portfolio, we are exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy and contractual issues and environmental claims that arise in the ordinary course of our business. The most significant of these matters are described in “Note 13: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2015.

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

Starting January 2011, Iveco S.p.A., our wholly-owned subsidiary, and certain of its competitors have been subject to an investigation being conducted by the European Commission (the “Commission”) into certain business practices of the leading manufacturers of trucks and commercial vehicles in the European Union in relation to possible anti-competitive behavior.

On November 20, 2014, we received a Statement of Objections from the Commission alleging that Iveco S.p.A. and other companies in the heavy and medium truck industry had breached EU antitrust rules. The Commission indicated that it would seek to impose significant fines on the manufacturers. The Statement of Objections is a formal step in the Commission’s investigative process and details the Commission’s preliminary view of the conduct of the companies involved.

The Statement of Objections is not a final decision and, as such, it does not prejudice the final outcome of the proceedings. Under the applicable procedural rules, the Commission will review the manufacturers’ responses before issuing a decision and any decision would be subject to further appeals.

We are evaluating the Statement of Objections and the documents on the Commission’s case file, and intend to issue our response to the Commission in due course and to avail ourselves of any opportunity allowed by the procedure to clarify our position in this matter. Given the numerous uncertainties in the next stages of the investigation, we are unable to predict the outcome or to estimate any potential fine at this time.

Insurance

We maintain insurance with third party insurers to cover various risks arising from our business activities including, but not limited to, risk of loss or damage to our assets or facilities, business interruption losses, general liability, automobile liability, product liability and directors and officers liability insurance. We believe that we maintain insurance coverage that is customary in our industry. We use a broker that is a subsidiary of FCA to place a portion of our insurance coverage.

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

A listing of our directly and indirectly owned subsidiaries as of December 31, 2015 is set forth in an exhibit to this annual report on Form 20-F.

D. Property, Plant and Equipment

As of December 31, 2015, we owned 64 manufacturing facilities. We also own other significant properties including spare parts centers, research laboratories, test tracks, warehouses and office buildings.

A number of our manufacturing facilities (land and industrial buildings) are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. The carrying amount of these assets was approximately $81 million and $93 million at December 31, 2015 and 2014, respectively.

We make capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and improve capacity, and for maintenance and engineering. In 2015, our total capital expenditures in long-lived assets, excluding assets sold with buy-back commitments and equipment on operating leases, were $656 million of which 19% was spent in NAFTA, 15% in LATAM, 53% in EMEA and 13% in APAC. These capital expenditures were funded through a combination of cash generated from operating activities and borrowings under short-term facilities. In 2014, our total capital expenditures were $1,022 million. The decrease in capital expenditures in 2015 from 2014 is primarily related to the investment cycles of our products and reduction in discretionary spending.

The following table provides information about our significant manufacturing and engineering facilities as of December 31, 2015:

Location	Primary Functions	Approximate Covered Area (Sqm/ 000)
Italy

S. Mauro	Excavators; R&D center	57
Modena	Components (Agricultural Equipment and Construction Equipment)	102
S. Matteo	R&D center (Agricultural Equipment)	51
Jesi	Tractors	77
Lecce	Construction Equipment; R&D center	130
Piacenza	Quarry and construction vehicles; R&D center	63
Brescia	Medium vehicles, cabs, chassis; R&D center	275
Suzzara	Light vehicles; R&D center	185
Brescia	Firefighting vehicles; R&D center	28
Bolzano	Defense vehicles; R&D center	81
Pregnana Milanese	Diesel engines	31
Torino	R&D center (Commercial Vehicles)	100
Torino	R&D center (Powertrain)	28
Torino	Diesel engines	142
Torino	Transmissions and axles	239
Foggia	Diesel engines; drive shafts	151
United States
New Holland	Agricultural Equipment; R&D center	104
Grand Island	Agricultural Equipment, tractors and combines	128
Benson	Sprayers, cotton pickers; R&D center	41
Burlington	Backhoe loaders, forklift trucks; R&D center	91
Fargo	Tractors, wheeled loaders; R&D center	88
Goodfield	Soil management equipment; R&D center	39
Racine	Tractors, transmissions	105
Mt. Joy	R&D center (Agricultural Equipment)	11
Wichita	Skid steer loaders; R&D center	46
Burr Ridge	R&D center (Agricultural Equipment, Construction Equipment and Diesel engines)	43
St. Nazianz	Sprayers	24
France
Coex	Grape Harvesters; R&D center	26
Croix	Cabins (Agricultural Equipment)	12
Tracy-Le-Mont	Hydraulic cylinders (Agricultural Equipment and Construction Equipment)	16
Annonay	Buses; R&D center	137
Venissieux	R&D center (Commercial Vehicles)	11
Rorthais	Buses; R&D center	29
Fourchambault	Engines	22
Bourbon Lancy	Diesel engines; R&D center	102
Fecamp	Diesel engines	25
Brazil
Belo Horizonte	Construction Equipment; R&D center	70
Curitiba	Combines and tractors; R&D center	103
Piracicaba	Sugar cane harvesters; R&D center	12
Sorocaba	Crawler loaders, backhoe loaders, excavators, Agricultural Equipment; R&D Center	160
Sete Lagoas	Heavy and light vehicles, defense vehicles; R&D center	119
Sete Lagoas	Engines; R&D center	14
Germany

Berlin *	Construction Equipment; R&D center	59
Ulm	Firefighting vehicles; R&D center	35
Ulm	R&D center (Commercial Vehicles)	144
China
Harbin	Combines, tractors, balers; R&D center	250
Chongqing	Diesel Engine; R&D centers	76
Foshan	Sugar cane harvesters	11
Urumqi	Cotton pickers	11
Argentina
Cordoba	Diesel engines	20
Ferreira	Trucks and buses	44
Cordoba	Agricultural Equipment, tractors and combines	30
Belgium
Antwerp	Components (Agricultural Equipment)	79
Zedelgem	Tractors and combines, Agricultural Equipment; R&D center	159
Spain
Madrid	Heavy vehicles; R&D center	134
Valladolid	Light vehicles	74
India
Pithampur	Backhoe loaders, earth compactors	29
Noida	Tractors; R&D center	82
Others
Basildon (U.K.)	Tractors; R&D center	129
Plock (Poland)	Combines; R&D center	95
Saskatoon (Canada)	Agricultural Equipment (sprayers, seeders); R&D Center	61
Dandenong (Australia)	Trucks; R&D center	42
St. Valentin (Austria)	Tractors; R&D center	56
Vysoke Myto (Czech Republic)	Buses; R&D center	122
Queretaro (Mexico)	Components (Agricultural Equipment and Construction Equipment)	15
Naberezhnye Chelny (Russia)	Agricultural Equipment	50
La Victoria (Venezuela)	Assembly of light and heavy vehicles and buses	56
Rosslyn (South Africa)	Trucks and buses	55
Arbon (Switzerland)	R&D (Powertrain)	6

* Expected to be closed in 2016.

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

For further information, see “Note 13: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2015 as well as “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operations—Costs of ongoing compliance with, or failure to comply with, increasingly stringent environmental, health and safety laws could have an adverse effect on our results of operations.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The discussion in “Item 5. Operating and Financial Review and Prospects” should be read in conjunction with our consolidated financial statements for the years ended December 31, 2015, 2014 and 2013.

The results presented in this annual report are prepared with the U.S. dollar as the reporting currency and in accordance with U.S. GAAP and, for the period on and after September 29, 2013, reflect the Merger between Fiat Industrial and CNH Global completed on that date. The Merger had no impact on the consolidated activities of the former Fiat Industrial and therefore the results presented in this annual report relating to the period before the closing date of the Merger represent the results of Fiat Industrial prepared under U.S. GAAP. However, starting from September 29, 2013, the closing date of the Merger, net profit and net equity that previously would have been attributed to the ex-CNH Global minority shareholders are included in the profit and net equity attributable to owners of the parent. Prior to the Merger, Fiat Industrial prepared its financial statements under International Financial Reporting Standards (“IFRS”). CNH Industrial also prepares consolidated financial statements in accordance with IFRS for European listing purposes and Dutch legal requirements. Additional information on the Merger and related accounting impacts is provided in the notes to our consolidated financial statements.

This discussion includes forward-looking statements, which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. See the Safe Harbor Statement beginning on page 62 and “Item 3. Key Information—D. Risk Factors” for a discussion of risks and uncertainties facing us.

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

Following the Merger, the Company’s segments reflect the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, (ii) Construction Equipment, (iii) Commercial Vehicles, (iv) Powertrain, and (v) Financial Services. Our Industrial Activities include the Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as corporate functions.

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

The industrial powertrain business is highly dependent on the market segments in which its propulsion systems are used, with developments in engine emissions regulations playing a significant role. For vehicle applications, product development is driven by regulatory considerations, as well as the need of customers to reduce operating costs. For additional discussion regarding the principal factors affecting results for Powertrain, see “Item 4. Information on the Company—B. Business Overview—Industry Overview—Powertrain.”

Demand for services and service-related products, including parts, is a function of the nature and extent of the use of the related agricultural and construction equipment or commercial vehicles. The after-sales market is historically less volatile than the new market and, therefore, helps reduce the impact on operating results of fluctuations in new sales.

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

Personnel costs change over time and are impacted by the terms of collective bargaining agreements, inflation and average number of employees. A significant proportion of our employees are based in countries where labor laws impose significant restrictions on employers’ rights and, accordingly, we have limited ability to downsize our personnel in response to a decrease in production during periods of market downturn.

Our results are also affected by changes in foreign exchange rates from period to period, mainly due to the difference in geographic distribution between our manufacturing activities and our commercial activities, resulting in cash flows from exports denominated in currencies that differ from those associated with production costs. In addition, our consolidated financial statements are expressed in U.S. dollars and are therefore subject to movements in exchange rates upon translation of the financial statements of subsidiaries whose functional currency is not the U.S. dollar. Generally, a strengthening of the euro against the U.S. dollar benefits the consolidated results of CNH Industrial because a significant portion of our revenues arise from European operations, particularly the operations of Agricultural Equipment, Commercial Vehicles and Powertrain. The reverse occurs with a weakening of the euro against the U.S. dollar. For additional information regarding the effect on us of changes in interest rates and exchange rates, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operations—We are subject to exchange rate fluctuations, interest rate changes and other market risks.”

Non-GAAP Financial Measures

We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the reader’s ability to assess our financial performance and financial position. These measures facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which we operate. These financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP.

Our primary non-GAAP financial measures are defined as follows:

Operating Profit

Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative (“SG&A”) expenses and research and development (“R&D”) expenses.

Operating Profit of Financial Services is defined as revenues, less SG&A expenses, interest expenses and certain other operating expenses.

We provide a reconciliation of Operating Profit to Net Income, which is the most directly comparable measure included in our consolidated statements of operations.

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)

Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. We provide a reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in our consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using the Net Debt of Industrial Activities.

Revenues on a Constant Currency Basis

We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year average exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

A. Operating Results

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Note 21: Supplemental Information” to our consolidated financial statements for the year ended December 31, 2015, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Industrial Activities include the Financial Services business on the equity basis of accounting. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.

2015 Compared to 2014

Consolidated Results of Operations

	2015	2014
	(in millions)
Revenues:
Net sales	$24,677	$31,196
Finance and interest income	1,235	1,359
Total Revenues	25,912	32,555
Costs and Expenses:
Cost of goods sold	20,357	25,534
Selling, general and administrative expenses	2,317	2,925
Research and development expenses	856	1,106
Restructuring expenses	84	184
Interest expense	1,106	1,318
Other, net	625	399
Total Costs and Expenses	25,345	31,466
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	567	1,089
Income taxes	(360)	(467)
Equity in income of unconsolidated subsidiaries and affiliates	41	86
Net income	248	708
Net loss attributable to noncontrolling interests	(5)	(2)
Net income attributable to CNH Industrial N.V.	$253	$710

Revenues

We recorded revenues of $25,912 million in 2015, a decrease of 20.4% (down 9.2% on a constant currency basis) compared to 2014. This decrease is primarily due to a reduction in net sales of Industrial Activities, which were $24,677 million in 2015, a decrease of 20.9% (-9.6% on a constant currency basis) compared to the prior year.

Cost of Goods Sold

Cost of goods sold were $20,357 million in 2015 compared with $25,534 million in 2014, a decrease year over year due to lower sales volumes of Industrial Activities. As a percentage of net sales of Industrial Activities, cost of goods sold was 82.5% and 81.9% in the years ended December 31, 2015 and 2014, respectively.

Selling, General and Administrative Expenses

SG&A expenses amounted to $2,317 million in 2015 (8.9% of revenues), a 20.8% decrease compared with the $2,925 million recorded in 2014 (9.0% of revenues). The decrease was primarily attributable to cost containment actions across all segments and the impact of foreign exchange translation differences.

Research and Development Expenses

In 2015, R&D expenses were $856 million compared to $1,106 million in 2014. The expense in both years was primarily attributable to continued investment in new products. The lower spending in 2015 was attributable to cost control efforts on new product programs, such as reducing outsourced activities, fewer regulatory change requirements and the impact of foreign exchange translation differences.

Restructuring Expenses

Restructuring expenses were $84 million in 2015 compared to $184 million in 2014. The expense in both periods was due to actions included in the Company’s efficiency program launched in 2014 for which we now expect a total cumulative charge of approximately $360 million between 2014 and 2016, as additional restructuring actions have been identified. The combined benefits of the efficiency program’s actions will result in estimated savings of approximately $200 million per year.

Interest Expense

Interest expense was $1,106 million in 2015 ($1,318 million in 2014), of which $479 million was attributable to Industrial Activities, net of interest income and eliminations ($613 million in 2014). The decrease in 2015 was primarily due to reduced average indebtedness, lower cost of funding and the impact of foreign exchange translation differences.

Other, net

Other, net expenses were $625 million, an increase of $226 million from $399 million in 2014. The increase was mainly the result of the third quarter pre-tax charge of $150 million related to the re-measurement of the net monetary assets of the Venezuelan operations, as well as a pre-tax charge of $40 million due to the devaluation of net monetary assets of Argentinian subsidiaries.

Income Taxes

	2015	2014
	(in millions, except percentages)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$567	$1,089
Income taxes	$360	$467
Effective tax rate	63.5%	42.9%

Income taxes totaled $360 million in 2015 ($467 million in 2014) for an effective tax rate of 63.5%. Excluding the impact of the pre-tax charge relating to the re-measurement of the net monetary assets of the Venezuelan operations, for which no corresponding tax benefit has been booked, and the impact of the inability to record deferred tax assets on losses in certain jurisdictions, primarily Brazil, the effective tax rate for 2015 would have been 37%.

Equity in Income of Unconsolidated Subsidiaries and Affiliates

Equity in income of unconsolidated subsidiaries and affiliates was $41 million in 2015, compared to $86 million in 2014, mainly due to lower results of joint ventures in the APAC region, including the impact of net foreign currency transactions losses.

Industrial Activities and Business Segments

The following tables show revenues and operating profit broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	2015	2014	$ Change	% Change
	(in millions, except percentage)
Revenues:
Agricultural Equipment	$11,025	$15,204	$(4,179)	(27.5)%
Construction Equipment	2,542	3,346	(804)	(24.0)%
Commercial Vehicles	9,542	10,888	(1,346)	(12.4)%
Powertrain	3,560	4,464	(904)	(20.3)%
Eliminations and other	(1,992)	(2,704)	712
Total Net sales of Industrial Activities	24,677	31,198	(6,521)	(20.9)%
Financial Services	1,603	1,828	(225)	(12.3)%
Eliminations and other	(368)	(471)	103
Total Revenues	$25,912	$32,555	$(6,643)	(20.4)%

	2015	2014	$ Change	% Change
	(in millions, except percentage)
Operating Profit:
Agricultural Equipment	$952	$1,770	$(818)	(46.2)%
Construction Equipment	90	79	11	(13.9)%
Commercial Vehicles	283	29	254	875.9%
Powertrain	186	223	(37)	(16.6)%
Eliminations and other	(79)	(113)	34
Total Industrial Activities Operating profit	1,432	1,988	(556)	(28.0)%
Financial Services	515	554	(39)	(7.0)%
Eliminations and other	(312)	(343)	31
Total Operating profit	$1,635	$2,199	$(564)	(25.6)%

Net sales of Industrial Activities were $24,677 million in 2015, a 20.9% decrease (down 9.6% on a constant currency basis) as compared to the prior year. Excluding the negative impact of currency translation, net sales increased for Commercial Vehicles, but decreased for Agricultural Equipment, Construction Equipment and Powertrain.

Operating profit of Industrial Activities was $1,432 million in 2015, a decrease of $556 million compared to 2014, with an operating margin for the year of 5.8%, down 0.6 percentage points (“p.p.”) from the prior year. Operating profit was primarily impacted by an $818 million decrease for Agricultural Equipment, partially offset by a $254 million increase for Commercial Vehicles.

Business Segment Performance

Agricultural Equipment

Net Sales

The following table shows Agricultural Equipment net sales broken down by geographic region in 2015 compared to 2014:

Agricultural Equipment Sales – by geographic region:

($ million)	2015	2014	% Change
NAFTA	$4,669	$6,884	(32.2)%
EMEA	3,793	4,719	(19.6)%
LATAM	1,190	1,975	(39.7)%
APAC	1,373	1,626	(15.6)%
Total	$11,025	$15,204	(27.5)%

Net sales for Agricultural Equipment were $11,025 million in 2015, a 27.5% decrease (down 19.6% on a constant currency basis) compared to 2014. The decrease was primarily driven by declining volumes in NAFTA and LATAM row crop sectors.

For the full year 2015, worldwide agricultural equipment industry unit sales were down compared to 2014, with global demand for tractors and combines down 8% and 19%, respectively. Industry volumes in the NAFTA row crop sector were down, with tractors over 140 hp down 31% and combines down 28%. The NAFTA tractor under 40 hp segment was up 6%, while the 40-140 hp segment was down 3%. EMEA markets were down 7% for tractors and 7% for combines. LATAM tractor sales decreased 27%, and combine sales decreased 39%. APAC markets decreased 9% for tractors and 4% for combines.

For 2015, Agricultural Equipment’s worldwide market share performance was flat to the prior year for both tractors and combines. In an effort to reduce dealer inventory levels, the Company’s wholesales to dealers were less than dealer retail sales to end customers.

Operating Profit

Agricultural Equipment operating profit was $952 million in 2015, compared to $1,770 million in 2014, with an operating margin of 8.6% (11.6% in 2014). The decrease was primarily driven by reduced industry volumes in the NAFTA and LATAM row crop sectors and by foreign exchange translation impact, partially offset by net price realization, lower raw material cost and structural cost reductions.

Construction Equipment

Net Sales

The following table shows Construction Equipment net sales broken down by geographic region in 2015 compared to 2014:

Construction Equipment Sales – by geographic region:

($ million)	2015	2014	% Change
NAFTA	$1,395	$1,476	(5.5)%
EMEA	550	660	(16.7)%
LATAM	331	894	(63.0)%
APAC	266	316	(15.8)%
Total	$2,542	$3,346	(24.0)%

Net sales for Construction Equipment were $2,542 million in 2015, a 24.0% decrease (down 18.3% on a constant currency basis) compared to 2014, due to reduced industry demand, primarily in LATAM and APAC.

In 2015, worldwide construction equipment industry units for heavy and light products were down 18% and 4%, respectively, compared to 2014. Decreased industry volumes in LATAM and APAC were partially offset by moderate growth in NAFTA. Demand for heavy and light construction equipment was flat in EMEA. The sales product mix trended toward more lower-priced products when compared to the prior year.

Construction Equipment’s worldwide market share was flat overall year over year, with a decrease in LATAM and NAFTA, offset by an increase in market share in APAC and EMEA.

Operating Profit

Construction Equipment operating profit was $90 million, improving $11 million from the $79 million reported in 2014, with an operating margin of 3.5% (2.4% in 2014). The increase was primarily due to favorable net price realization and structural cost containment actions, which more than offset the negative impact from lower volumes in LATAM and APAC.

Commercial Vehicles

Net Sales

The following table shows Commercial Vehicles net sales broken down by geographic region in 2015 compared to 2014:

Commercial Vehicles Sales – by geographic region:

($ million)	2015	2014	% Change
EMEA	$7,643	$8,026	(4.8)%
LATAM	1,122	1,773	(36.7)%
APAC	777	1,089	(28.7)%
Total	$9,542	$10,888	(12.4)%

Commercial Vehicles net sales were $9,542 million in 2015, a 12.4% decrease compared to 2014 (up 4.8% on a constant currency basis) as a result of increased deliveries in EMEA. Excluding the impact of currency translation, EMEA net sales increased, driven by higher volumes, improved market share and favorable pricing. In LATAM, net sales decreased mainly due to declining volume in the Brazilian market.

In 2015, the European truck market (GVW ≥3.5 tons) grew by 16% compared to 2014. The light vehicles market (GVW 3.5-6.0 tons) increased 16%, while the medium vehicles market (GVW 6.1-15.9 tons) and the heavy vehicles market (GVW ≥16 tons) grew by 5% and 19%, respectively. In LATAM, new truck registrations (GVW ≥3.5 tons) declined 40% compared to 2014, with a decrease of 47% in Brazil and 42% in Venezuela, while Argentina increased 5%. In APAC, new truck registrations decreased 10% compared with 2014.

The Company’s estimated market share in the European truck market (GVW ≥3.5 tons) was 11.3%, up 0.4 p.p. year over year. The Company’s market share increased by 0.6 p.p. to 11.3% in the light segment, by 1.4 p.p. to 30.6% in the medium segment, and by 0.3 p.p. to 7.9% in the heavy segment. In LATAM, in 2015, the Company’s market share increased 2.4 p.p. to 12.4%.

During 2015, Commercial Vehicles delivered approximately 140,200 vehicles (including buses and specialty vehicles), representing a 9% increase from 2014. Volumes were higher in the light segment (+13%) as a result of the launch of the new Daily, and in the heavy segment (+9%), while volumes declined in the medium segment (-1%). Commercial Vehicles’ deliveries increased 18% in EMEA, but declined 21% in LATAM and 15% in APAC.

Commercial Vehicles’ 2015 ratio of units shipped and billed, or book-to-bill ratio, was 1.03, an increase of 5% over 2014. In 2015, truck order intake in Europe increased 29% compared to previous year.

The following tables show our unit deliveries by geographic area and by product in 2015 compared to 2014:

Commercial Vehicles Deliveries – by geographic area:

(units in thousands)	2015	2014	% Change
France	20.5	18.5	10.8%
Germany & Switzerland	18.8	17.8	5.6%
U.K.	9.2	6.3	46.0%
Italy	16.8	14.4	16.7%
Iberia (Spain & Portugal)	12.5	8.2	52.4%
Rest of EMEA	37.4	32.2	16.1%
EMEA	115.2	97.4	18.3%
LATAM	14.8	18.8	(21.3)%
APAC	10.2	12.0	(15.0)%
Total Sales	140.2	128.2	9.4%
Naveco*	77.0	97.5	(21.0)%
SAIC Iveco Hongyan*	8.7	25.0	(65.2)%
Total	225.9	250.7	(9.9)%

Commercial Vehicles Deliveries– by product:

(units in thousands)	2015	2014	% Change
Heavy	33.5	30.8	8.8%
Medium	15.3	15.4	(0.6)%
Light	78.1	69.5	12.4%
Buses	9.3	8.6	8.1%
Specialty vehicles**	4.0	3.9	2.6%
Total	140.2	128.2	9.4%

(*)	Joint ventures accounted for under the equity method
(**)	Defense and firefighting vehicles

Operating Profit

In 2015, Commercial Vehicles recorded an operating profit of $283 million compared to $29 million in 2014, with an operating margin of 3.0% (0.3% in 2014). The increase was due to higher volumes in EMEA, positive pricing, manufacturing efficiencies and SG&A expense reduction as a result of the Company’s efficiency program launched in 2014. In LATAM, positive pricing as well as manufacturing and SG&A cost containment actions offset a large portion of the lower volumes in Brazil.

Powertrain

Net Sales

Powertrain net sales were $3,560 million in 2015, a decrease of 20.3% (down 5.2% on a constant currency basis) compared to 2014. The decrease was primarily attributable to lower captive agricultural equipment demand and the 2014 build-up of Tier 4 final transition engine inventory for the off-road segment. Sales to external customers accounted for 46% of total net sales in 2015, up from 41% in 2014.

During 2015, Powertrain sold 507,700 engines, a decrease of 13% compared to 2014. By major customer, 31% of engines were supplied to Commercial Vehicles, 10% to Agricultural Equipment, 4% to Construction Equipment and the remaining 55% to external customers (units sold to third parties were up 2% compared to 2014). Additionally, Powertrain delivered approximately 67,800 transmissions and 182,000 axles, an increase of 6% and 16%, respectively, compared to 2014.

Operating Profit

For 2015, Powertrain recorded an operating profit of $186 million compared to $223 million in 2014, with an operating margin of 5.2% (5.0% in 2014). Net of the impact of currency translation, operating profit was in line with the previous year as the lower volumes were offset by manufacturing efficiencies and SG&A expense reductions.

Financial Services Performance

Finance and Interest Income

Financial Services reported revenues of $1,603 million in 2015, down 12.3% (down 0.8% on a constant currency basis) relative to 2014 due to the negative impact of currency translation.

Net Income

In the full year 2015, net income was $368 million compared to $364 million in 2014. Lower provisions for credit losses, less SG&A expenses and reduced income taxes were partially offset by the negative impact of currency translation.

Retail loan originations in the year were $9.4 billion, down $1.4 billion compared to 2014, mostly due to the decline in Agricultural Equipment sales in NAFTA and the negative impact of currency translation in EMEA and LATAM. The managed portfolio (including unconsolidated joint ventures) of $24.7 billion (of which retail was 65% and wholesale 35%) was down $2.6 billion compared to December 31, 2014. Excluding the impact of currency translation, our managed portfolio was flat compared to 2014.

Reconciliation of Operating Profit to Net Income

The following table includes the reconciliation of our net income, the most comparable U.S. GAAP financial measure, to our operating profit, a non-GAAP financial measure:

	2015	2014	Change
	(dollars in millions)
Operating Profit:
Industrial Activities	$1,432	$1,988	$(556)
Financial Services	515	554	(39)
Eliminations and other	(312)	(343)	31
Total Operating profit	1,635	2,199	(564)
Restructuring expenses	(84)	(184)	100
Interest expenses of Industrial Activities, net of interest income and eliminations	(479)	(613)	134
Other, net	(505)	(313)	(192)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	567	1,089	(522)
Income taxes	(360)	(467)	107
Equity in income of unconsolidated subsidiaries and affiliates	41	86	(45)
Net income	$248	$708	$(460)

2014 Compared to 2013

Consolidated Results of Operations

	2014	2013
	(in millions)
Revenues:
Net sales	$31,196	$32,632
Finance and interest income	1,359	1,204
Total Revenues	32,555	33,836
Costs and Expenses:
Cost of goods sold	25,534	26,551
Selling, general and administrative expenses	2,925	3,094
Research and development expenses	1,106	1,222
Restructuring expenses	184	71
Interest expense	1,318	1,196
Other, net	399	328
Total Costs and Expenses	31,466	32,462
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,089	1,374
Income taxes	(467)	(671)
Equity in income of unconsolidated subsidiaries and affiliates	86	125
Net income	708	828
Net income (loss) attributable to noncontrolling interests	(2)	151
Net income attributable to CNH Industrial N.V.	$710	$677

Revenues

We recorded revenues of $32,555 million in 2014, a decrease of 3.8% compared to 2013 (down 2.1% on a constant currency basis) with revenue growth for Construction Equipment and Powertrain more than offset by declines for Agricultural Equipment and Commercial Vehicles.

Cost of Goods Sold

Cost of goods sold were $25,534 million in 2014 compared with $26,551 million in 2013. As a percentage of net sales of Industrial Activities, cost of goods sold was 81.8% and 81.3% in the years ended December 31, 2014 and 2013, respectively.

Selling, General and Administrative Expenses

SG&A expenses amounted to $2,925 million in 2014 (9.0% of revenues), a 5.5% decrease compared with the $3,094 million recorded in 2013 (9.1% of revenues). The decrease was primarily due to cost containment actions at Commercial Vehicles and Construction Equipment, partially offset by higher provisions for credit losses at Financial Services.

Research and Development Expenses

In 2014, R&D expenses were $1,106 million compared to $1,222 million in 2013. The expenses were mainly attributable to continued investment in new products and engine emissions compliance programs.

Restructuring Expenses

In July 2014, we launched a comprehensive efficiency program designed to enhance the efficiency and competitiveness of our Industrial Activities.

The program was expected to result in a total cumulative charge of approximately $280 million over three years, with a non-cash impact of approximately 20%. The majority of the restructuring charges impacted the income statement in 2014 and 2015, respectively. Benefits from this program started to impact our operating performance in the third quarter of 2014.

Restructuring actions in Agricultural Equipment were mainly related to the closure of the joint venture in China as the business model is no longer viable in the current environment and cost reduction activities as a result of negative demand conditions.

Actions identified by Construction Equipment were related to the re-tooling of its industrial footprint in connection with the enlargement of the licensing agreements with Sumitomo (S.H.I.) Construction Machinery Co., Ltd, as well as the realignment of the dealer networks in EMEA as a result of the re-positioning of the Case and New Holland brand offerings. The announced closure of the assembly plant in Calhoun, Georgia, USA, represented one of those actions.

Commercial Vehicles actions were focused on SG&A expenses and business support costs as a result of the transition to CNH Industrial’s regional structure, as well as the completion of manufacturing product specialization programs.

Restructuring expenses were $184 million in 2014 compared to $71 million in 2013. In 2014, Commercial Vehicles recorded $102 million mainly due to actions to reduce SG&A expenses and business support costs as a result of the transition to CNH Industrial’s regional structure and costs related to the completion of manufacturing product specialization programs. Construction Equipment recorded $39 million mainly due to the realignment of the dealer networks in EMEA, as a result of the re-positioning of the Case and New Holland brand offerings and the announced closure of an assembly plant in Calhoun, Georgia. Agricultural Equipment recorded $43 million primarily for the planned closure of a 60% owned joint venture in China and cost reduction activities as a result of negative demand conditions.

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

Other, net

Other, net expenses were $399 million, an increase of $71 million from $328 million in 2013. Based on changes to the way Venezuela’s exchange rate mechanism operates, we changed the bolivar fuerte (“Bs.F.”) rate used to re-measure our Venezuelan Commercial Vehicles operations financial statements in U.S. dollars. As a result of this change, we recorded a pre-tax re-measurement charge of $71 million during 2014. In 2013, we recorded a pre-tax charge related to the dissolution of the Financial Services joint venture with Barclays ($41 million) and costs for the rationalization of strategic suppliers. Also in 2013, we recorded an additional loss of $26 million on the sale of the Kobelco Construction Machinery Co. Ltd. investment, following an adverse ruling issued in 2013 by the arbitrator on the price of the transaction.

Income Taxes

	2014	2013
	(in millions, except percentages)
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

Industrial Activities and Business Segments

The following tables show revenues and operating profit broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	2014	2013	$ Change	% Change
	(in millions, except percentage)
Revenues:
Agricultural Equipment	$15,204	$16,763	$(1,559)	(9.3)%
Construction Equipment	3,346	3,258	88	2.7%
Commercial Vehicles	10,888	11,278	(390)	(3.5)%
Powertrain	4,464	4,412	52	1.2%
Eliminations and other	(2,704)	(3,050)	346
Total Net sales of Industrial Activities	31,198	32,661	(1,463)	(4.5)%
Financial Services	1,828	1,679	149	8.9%
Eliminations and other	(471)	(504)	33
Total Revenues	$32,555	$33,836	$(1,281)	(3.8)%

	2014	2013	$ Change	% Change
	(in millions, except percentage)
Operating Profit:
Agricultural Equipment	$1,770	$2,008	$(238)	(11.9)%
Construction Equipment	79	(97)	176	181.4%
Commercial Vehicles	29	74	(45)	(60.8)%
Powertrain	223	187	36	19.3%
Eliminations and other	(113)	(77)	(36)
Total Industrial Activities Operating profit	1,988	2,095	(107)	(5.1)%
Financial Services	554	514	40	7.8%
Eliminations and other	(343)	(332)	(11)
Total Operating profit	$2,199	$2,277	$(78)	(3.4)%

Net sales of Industrial Activities were $31,198 million in 2014, a 4.5% decrease as compared to the prior year (down 2.8% on a constant currency basis). Net sales increases at Construction Equipment and Powertrain were offset by declines in Agricultural Equipment, primarily in LATAM and NAFTA, and Commercial Vehicles compared to the prior year.

Operating profit of Industrial Activities was $1,988 million in 2014, a decrease of $107 million compared to 2013. Operating profit improved in Construction Equipment and Powertrain, and declined in Agricultural Equipment and Commercial Vehicles. Construction Equipment benefitted from favorable volume and mix in all regions, positive price realization, and cost efficiencies. For Powertrain, the improvement was mainly due to the increase in sales, primarily with third parties, and continued industrial cost efficiencies. For Commercial Vehicles, positive performance in EMEA and APAC and significant reductions in SG&A expenses were more than offset by the negative effects of challenging trading conditions in LATAM, due to a significant decline in market demand. For Agricultural Equipment, lower volume and negative product mix were partially offset by positive net price realization, industrial efficiencies and structural cost reductions in SG&A and R&D expenses.

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

Net sales for the Agricultural Equipment business were $15,204 million in 2014, a 9.3% decrease compared to 2013 (down 7.9% on a constant currency basis). The decrease was primarily driven by lower volumes and product mix, particularly in LATAM and NAFTA with a significant decrease for high horsepower products. This impact was partially offset by positive pricing.

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

Operating Profit

Agricultural Equipment operating profit was $1,770 million (operating margin 11.6%), down $238 million from $2,008 million operating profit for 2013 (operating margin 12.0%). Operating margin was down due to negative industrial cost absorption (due to decreased volumes) and unfavorable volume and mix (primarily tractors with horsepower over 140 and combines in NAFTA) that were only partially offset by net price realization and SG&A and R&D expense reductions.

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

Operating Profit

Construction Equipment operating profit was $79 million, improving $176 million from the $97 million operating loss reported in 2013 due primarily to favorable pricing in NAFTA and LATAM, positive volume and mix in all regions, and continued containment actions in SG&A and R&D expenses as a result of the realization of the Company’s brand re-alignment initiatives and global excavator strategy.

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

The following tables show our unit deliveries by geographic area and by product in 2014 compared to 2013:

Commercial Vehicles Deliveries – by geographic area

(units in thousands)	2014	2013	% Change
France	18.5	18.3	1.1%
Germany & Switzerland	17.8	17.5	1.7%
U.K.	6.3	6.6	(4.5)%
Italy	14.4	14.8	(2.7)%
Iberia (Spain & Portugal)	8.2	6.4	28.1%
Rest of EMEA	32.2	30.1	7.0%
EMEA	97.4	93.7	3.9%
LATAM	18.8	30.1	(37.5)%
APAC	12.0	11.9	0.8%
Total Sales	128.2	135.7	(5.5)%
Naveco*	97.5	126.9	(23.2)%
SAIC Iveco Hongyan*	25.0	28.0	(10.7)%
Total	250.7	290.6	(13.7)%

Commercial Vehicles Deliveries – by product

(units in thousands)	2014	2013	% Change
Heavy	30.8	33.7	(8.6)%
Medium	15.4	20.4	(24.5)%
Light	69.5	68.0	2.2%
Buses	8.6	9.4	(8.5)%
Specialty vehicles**	3.9	4.2	(7.1)%
Total	128.2	135.7	(5.5)%

(*)	Joint ventures accounted for under the equity method
(**)	Defense and firefighting vehicles

Operating Profit

In 2014, Commercial Vehicles recorded an operating profit of $29 million (operating margin 0.3%), compared to $74 million in 2013, (operating margin 0.7%) as a result of difficult trading conditions and negative foreign exchange currency impacts in LATAM that were only partially offset by the recovery of trucks in EMEA and cost control actions within SG&A expenses.

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

Operating Profit

For 2014, Powertrain recorded an operating profit of $223 million (operating margin 5.0%), compared to $187 million (operating margin 4.2%) in 2013. The increase was due to an increase in volumes, a larger proportion of third party business and industrial efficiencies.

Financial Services

Finance and Interest Income

Financial Services reported revenues of $1,828 million in 2014, up 8.9% relative to 2013 primarily due to an increase in the average value of the portfolio.

Net Income

For 2014, Financial Services recorded net income of $364 million, compared to $342 million in 2013. The improvement was mainly attributable to the increase in the average value of the portfolio, partially offset by higher provisions for credit losses.

Reconciliation of Operating Profit to Net Income

The following table includes the reconciliation of our net income, the most comparable U.S. GAAP financial measure, to our operating profit, a non-GAAP financial measure:

	2014	2013	Change
	(in millions)
Operating Profit:
Industrial Activities	$1,988	$2,095	$(107)
Financial Services	554	514	40
Eliminations and other	(343)	(332)	(11)
Total Operating profit	2,199	2,277	(78)
Restructuring expenses	(184)	(71)	(113)
Interest expenses of Industrial Activities, net of interest income and eliminations	(613)	(548)	(65)
Other, net	(313)	(284)	(29)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,089	1,374	(285)
Income taxes	(467)	(671)	204
Equity in income of unconsolidated subsidiaries and affiliates	86	125	(39)
Net income	708	828	(120)

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

Particularly in light of the current economic uncertainty, developments may occur which may differ from our estimates and assumptions, and therefore might require significant adjustments to the carrying amount of certain items, which as of the date of this annual report cannot be accurately estimated or predicted. The principal items affected by estimates are the allowances for doubtful accounts receivable and inventories, long-lived assets (tangible and intangible assets), the residual values of vehicles leased out under operating lease arrangements or sold with buy-back commitments, sales allowances, product warranties, pension and other postemployment benefits, deferred tax assets and contingent liabilities.

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

Goodwill and indefinite-lived other intangible assets are tested for impairment at least annually. In 2015 and 2014, we performed our annual impairment review as of December 31 and concluded that there was no impairment in either year. We evaluate events and changes in circumstances to determine if additional testing may be required.

We have identified five reporting units for the purpose of goodwill impairment testing: Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain, and Financial Services. Impairment testing for goodwill is done at a reporting unit level using a two-step test. Under the first step of the goodwill impairment test, our estimate of the fair value of the reporting unit is compared with its carrying value. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and we must perform step two of the impairment test (measurement). Step two of the impairment test, when necessary, requires the identification and estimation of the fair value of the reporting unit’s individual assets, including intangible assets with definite and indefinite lives regardless of whether such intangible assets are currently recorded as an asset of the reporting unit, and liabilities in order to calculate the implied fair value of the reporting unit’s goodwill. Under step two, an impairment loss is recognized to the extent the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of goodwill.

The vast majority of goodwill, representing approximately 97% of the total, as of December 31, 2015 related to Agricultural Equipment (67%), Construction Equipment (24%) and Financial Services (6%) and as such, the impairment testing of these reporting units is discussed in detail below.

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

As of December 31, 2015, the estimated fair values of the Agricultural Equipment and Financial Services reporting units exceeded the carrying values by approximately 17% and 29%, respectively. The Construction Equipment reporting unit had an excess of fair value over carrying value of approximately 12%. This reporting unit is considered to be at higher risk of potential failure of step one of the impairment test in future reporting periods, due primarily to declines in market demand for construction equipment. Holding all other assumptions constant, a 1.3 p.p. increase in the discount rate could result in an impairment loss in future reporting periods.

The sum of the fair values of our reporting units was in excess of our market capitalization at December 31, 2015. We believe that the difference between the fair value and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken into consideration.

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

Realization of the residual values is dependent on our future ability to market the assets under then-prevailing market conditions. We continually evaluate whether events and circumstances have occurred which impact the estimated residual values of the assets on operating leases. The used vehicle market was carefully monitored throughout 2015 to ensure that write-downs were properly determined; however, additional write-downs may be required if market conditions should deteriorate further.

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

Pension and Other Postemployment Benefits

As more fully described in “Note 11: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2015, we sponsor pension, healthcare and other postemployment plans in various countries. We actuarially determine the costs and obligations relating to such plans using several statistical and judgmental factors. These assumptions include discount rates, rates for expected returns on plan assets, rates for compensation increases, mortality rates, retirement rates, and healthcare cost trend rates, as determined by us within certain guidelines. To the extent actual experiences differ from our assumptions or our assumptions change, we may experience gains and losses that we have not yet recognized in our consolidated statements of operations but would be recognized in equity. For our pension and postemployment benefit plans, we recognize net gain or loss as a component of defined benefit plan cost for the year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of (1) the projected benefit obligation or (2) the fair or market value of the plan assets at year end. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of active employees, and by the average life expectancy for inactive employees expected to receive benefits under the plan.

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

Beginning in 2016, the Company will change the method used to estimate the service and interest cost components of the net periodic pension and other postretirement benefit costs. The new method uses the spot yield curve approach to estimate the service and interest costs by applying the specific spot rates along the yield curve used to determine the benefit obligations to relevant projected cash outflows. Prior to 2016, the service and interest costs were determined using a single weighted-average discount rate based on hypothetical AA yield curves used to measure the benefit obligation at the beginning of the period. The change does not affect the measurement of the total benefit obligations.

The Company will change to the new method to provide a more precise measure of interest and service costs by improving the correlation between the projected benefit cash flows and the discrete spot yield curve rates. The Company will account for this change as a change in estimate prospectively beginning in the first quarter of 2016. The decrease in the 2016 service and interest costs is estimated to be approximately $34 million compared to the previous method.

The following table shows the effects of a one percentage-point change in our primary actuarial assumptions on pension, healthcare and other postemployment benefit obligations and expense:

	2016 Benefit Cost		Year End Benefit Obligation
	One Percentage-Point Increase	One Percentage-Point Decrease	One Percentage-Point Increase	One Percentage-Point Decrease
	(in millions)
Pension benefits
Assumed discount rate	(28)	32	(379)	456
Expected long-term rate of return on plan assets	(24)	24	n/a	n/a
Healthcare benefits:
Assumed discount rate	(9)	16	(120)	147
Assumed health care cost trend rate (initial and ultimate)	28	(20)	149	(121)
Other benefits:
Assumed discount rate	1	(1)	(35)	42

Realization of Deferred Tax Assets

At December 31, 2015, we had net deferred tax assets on temporary differences and theoretical tax benefits arising from tax loss carry forwards of $2,277 million, of which $1,361 million is not recognized in the financial statements. The corresponding totals at December 31, 2014 were $2,779 million and $1,484 million, respectively. We have recorded deferred tax assets at the amount that we believe is more likely than not to be recovered. The need to record a valuation allowance is based on an assessment of the relative impact of positive and negative evidence available, whereby objectively verifiable evidence takes precedence over other forms of evidence. A recent period (three-years) of cumulative losses incurred is considered a significant piece of negative evidence that is difficult to be overcome by positive evidence based on management’s forward-looking plans.

Contingent Liabilities

We are the subject of legal proceedings and tax issues covering a range of matters, which are pending in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the final outcome of such matters. The cases and claims against us often raise difficult and complex factual and legal issues, which are subject to many uncertainties, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction and the differences in applicable law. In the normal course of business, we consult with legal counsel and certain other experts on matters related to litigation, taxes and other similar contingent liabilities. We accrue a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. In the event an adverse outcome is probable but an estimate is not determinable or is possible, the matter is disclosed.

B. Liquidity and Capital Resources

The following discussion of liquidity and capital resources principally focuses on our consolidated statements of cash flows and our consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the end of 2016. See “Item 3. Key Information—D. Risk Factors” for additional information concerning risks related to our business, strategy and operations.

Cash Flow Analysis

At December 31, 2015 we had cash and cash equivalents of $5,384 million, an increase of $221 million, or 4.3%, from $5,163 million at December 31, 2014. Cash and cash equivalents at December 31, 2015 did not include restricted cash of $927 million ($978 million at December 31, 2014), which is comprised of cash that was reserved principally for the servicing of securitization-related debt. The aggregate of cash and cash equivalents and restricted cash, which we consider to constitute our principal liquid assets, totaled $6,311 million at December 31, 2015, an increase of $170 million, or 2.8%, from the total at the end of 2014 of $6,141 million.

The increase of available liquidity compared to December 31, 2014 was mainly attributable to the net cash generation from operating activities in 2015, lower financing needs and an increase in third party debt by Financial Services, partially offset by a reduction of third party debt by Industrial activities resulting from the repayment of a €1.0 billion (equivalent to $1.1 billion) bond in March 2015, and unfavorable foreign exchange impact.

The following table summarizes the changes to cash flows from operating, investing and financing activities for each of the years ended December 31, 2015, 2014 and 2013.

	2015	2014	2013
	(in millions)
Cash provided by (used in):
Operating activities	$2,782	$681	$1,522
Investing activities	(932)	(1,959)	(3,788)
Financing activities	(931)	1,365	2,616
Translation exchange differences	(698)	(491)	18
Net increase (decrease) in cash and cash equivalents	$221	$(404)	$368

Net Cash from Operating Activities

Cash provided by operating activities in 2015 totaled $2,782 million and comprised the following elements:

•	$248 million in net income for 2015;
•	plus $1,146 million in non-cash charges for depreciation and amortization ($699 million excluding assets sold with buy-back commitments and equipment on operating leases);
•	plus $329 million in losses on the disposal of assets and other non-cash items;
•	plus $40 million in dividends (netted against equity income) received from equity investees;
•	plus changes in deferred income taxes of $119 million and a negative change in other liabilities of $48 million; and
•	plus $948 million in change in working capital and other operating assets and liabilities.

In 2014, $2,195 million of the $681 million in cash generated by operating activities during the year was from income-related cash inflows (calculated as net income plus amortization and depreciation, dividends, equity income, changes in other liabilities and deferred taxes, net of gains/losses on disposals and other non-cash items), offset by a $1,514 million decrease in cash resulting from an increase in working capital (calculated on a comparable scope of operations and at constant exchange rates).

In 2013, $2,156 million of the $1,522 million in cash generated by operating activities during the year was from income-related cash inflows (calculated as net income plus amortization and depreciation, dividends, equity income, changes in other liabilities and deferred taxes, net of gains/losses on disposals and other non-cash items), offset by a $634 million decrease in cash resulting from an increase in working capital (calculated on a comparable scope of operations and at constant exchange rates).

Net Cash from Investing Activities

In 2015, investing activities absorbed $932 million in cash. The negative flows were primarily generated by:

•

investments in tangible and intangible assets that used $2,507 million in cash. Excluding investments for our long-term rental operations and relating to vehicles sold under buy-back commitments, investments amounted to $656 million in 2015;

•	less $648 million of net collections of retail receivables; and
•	less $737 million of proceeds from the sale of assets, mainly related to assets sold with buy-back commitments and equipment on operating leases.

In 2014, cash used in investing activities totaled $1,959 million. Expenditures on tangible and intangible assets totaled $2,836 million. Excluding investments for our long-term rental operations and relating to vehicles sold under buy-back commitments, investments amounted to $1,022 million in 2014. Net collections of receivables from retail financing activities amounted to $39 million, and the proceeds from the sale of assets amounted to $602 million ($25 million excluding those related to our long-term rental operations and relating to vehicles sold under buy-back commitments).

In 2013, cash used in investing activities totaled $3,788 million. Expenditures on tangible and intangible assets totaled $2,666 million. Excluding investments for our long-term rental operations and relating to vehicles sold under buy-back commitments, investments amounted to $1,227 million in 2013. The net increase in receivables from retail financing activities amounted to $1,468 million, and the proceeds from the sale of assets amounted to $473 million ($7 million excluding those related to our long-term rental operations and relating to vehicles sold under buy-back commitments).

The following table summarizes our investments in tangible assets (excluding assets sold with buy-back commitments and assets leased on operating lease) by segment and intangible assets for each of the years ended December 31, 2015, 2014 and 2013:

	2015	2014	2013
	(in millions)
Agricultural Equipment	$255	$361	$495
Construction Equipment	38	45	61
Commercial Vehicles	165	358	424
Powertrain	106	128	139
Total Industrial Activities investments in tangible assets	564	892	1,119
Industrial Activities investments in intangible assets	89	113	101
Total Industrial Activities capital expenditures	653	1,005	1,220
Financial Services investments in tangible assets	—	1	1
Financial Services investments in intangible assets	3	16	6
Total Capital expenditures	$656	$1,022	$1,227

We incurred these capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and increase capacity, and for maintenance and engineering. The decrease in capital expenditures in 2015 from 2014 is primarily related to the investment cycles of our products and reductions in discretionary spending.

Net Cash from Financing Activities

In 2015, cash used by financing activities totaled $931 million. Dividend payments of $297 million and decreased debt funding from Industrial Activities due to lower working capital needs was partially offset by an increase in debt funding from Financial Services.

In 2014, cash generated from financing activities totaled $1,365 million. Increased debt funding from Industrial Activities, as a result of an increase in working capital, and Financial Services, as a result of an increase in our long-term rental assets, was partially offset by dividend payments of $382 million.

In 2013, cash generated by financing activities totaled $2,616 million. Increased debt funding from Financial Services activities was partially offset by dividend payments of $368 million.

Capital Resources

The cash flows, funding requirements and liquidity of our companies are managed on a standard and centralized basis. This centralized system is designed to optimize the efficiency and effectiveness of our management of capital resources.

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

•

To the extent funding needs of Industrial Activities are determined to be of a longer-term nature, we may access public debt markets as well as private investors and banks, as appropriate, to refinance borrowings and replenish our liquidity.

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

Consolidated Debt

As of December 31, 2015, and 2014, our consolidated debt was as detailed in the table below:

	Consolidated		Industrial Activities		Financial Services
	2015	2014	2015	2014	2015	2014
	(in millions)
Total Debt	$26,388	$29,594	$8,304	$11,520	$21,219	$24,086

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

The calculation of Net Debt as of December 31, 2015 and 2014 and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, are shown below:

	Consolidated		Industrial Activities		Financial Services
	2015	2014	2015	2014	2015	2014
	(in millions)
Total Debt(*) (**)	$26,388	$29,594	$8,304	$11,520	$21,219	$24,086
Less:
Cash and cash equivalents	5,384	5,163	4,551	4,122	833	1,041
Restricted cash	927	978	15	1	912	977
Intersegment notes receivables	—	—	2,089	4,671	1,046	1,341
Derivatives hedging debt	27	35	27	35	—	—
Net Debt (Cash)	$20,050	$23,418	$1,622	$2,691	$18,428	$20,727

(*)	Includes adjustments related to fair value hedges.

(**)   The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $1,043 million and $3,330 million as of December 31, 2015 and 2014, respectively.

The decrease in the Net Debt position from December 31, 2014 to December 31, 2015 primarily reflects the positive impact of currency translation on our euro denominated indebtedness and a reduction in working capital in Industrial Activities, mainly due to a decrease in inventory in Agricultural Equipment, as a result of lower industry demand, especially in the NAFTA row crop sector, which led to lower production levels. Additionally, trade receivables decreased primarily due to lower volumes and the recurring sales of receivables to Financial Services. Moreover, trade payables decreased as a result of lower productions levels in Agricultural Equipment, partially offset by an increase in Commercial Vehicles’ production volumes. The decrease in Net Debt position also reflects a reduction in the lending portfolio of Financial Services, primarily due to lower levels of financing for Agricultural Equipment.

The following table shows the change in Net Debt of Industrial Activities for 2015:

($ million)	2015
Net Debt of Industrial Activities at beginning of year	$(2,691)
Net income	248
Amortization and depreciation*	694
Changes in provisions and similar, and items related to assets sold under buy-back commitments, and assets under operating lease	124
Change in working capital	470
Investments in property, plant and equipment, and intangible assets*	(653)
Other changes	(111)
Net industrial cash flow	772
Capital increases and dividends	(274)
Currency translation differences**	571
Change in Net Debt of Industrial Activities	1,069
Net Debt of Industrial Activities at end of year	$(1,622)

(*)	Excludes assets sold under buy-back commitments and assets under operating lease.
(**)	Includes the negative impact of the $133 million re-measurement of cash and cash equivalents of the Venezuelan subsidiary in the third quarter of 2015.

At December 31, 2015, we had an aggregate amount of $8,346 million in bonds outstanding. For information on the terms and conditions of the bonds, including applicable financial covenants, see “Note 9: Debt” to our consolidated financial statements for the year ended December 31, 2015.

Global Medium Term Note (GMTN) Program. We have a global medium-term note program allowing for the placement of debt securities which was established in February 2011 and has a total authorized amount of €10 billion ($11 billion). At December 31, 2015, €3.0 billion ($3.3 billion) was outstanding under the program, all such debt having been issued by CNH Industrial Finance Europe S.A. and guaranteed by CNH Industrial N.V. In November 2015, CNH Industrial Finance Europe S.A. issued €100 million of 3.500% bonds at 99.173% due in November 2025.

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

For more information on our outstanding indebtedness, see “Note 9: Debt” to our consolidated financial statements for the year ended December 31, 2015.

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

At December 31, 2015, our receivables from financing activities included receivables sold and financed through both securitization and factoring transactions of $13.9 billion ($14.7 billion at December 31, 2014), which do not meet derecognition requirements, and therefore must be recorded on our statement of financial position. These receivables are recognized as such in our financial statements even though they have been legally sold; a corresponding financial liability is recorded in the consolidated balance sheets as debt (see “Note 3: Receivables”).

Total interest-bearing debt of Financial Services was $21.2 billion at December 31, 2015 compared to $24.1 billion at December 31, 2014.

In 2015, CNH Industrial Capital LLC (a Financial Services subsidiary), together with its subsidiaries, “CNH Industrial Capital”, continued to diversify its funding sources with two issuances of unsecured debt securities for an aggregate amount of $1.2 billion. These included a June 2015 issuance of debt securities in the amount of $600 million at an annual fixed rate of 3.875%, due in 2018, and a November 2015 issuance of debt securities in the amount of $600 million at an annual fixed rate of 4.375%, due in 2020.

Future Liquidity

We have adopted formal policies and decision-making processes designed to optimize the allocation of financial funds, cash management processes and financial risk management. Our liquidity needs could increase in the event of an extended economic slowdown or recession that would reduce our cash flow from operations and impair the ability of our dealers and retail customers to meet their payment obligations. Any reduction of our credit ratings would increase our cost of funding and potentially limit our access to the capital markets and other sources of financing.

We believe that funds available under our current liquidity facilities, those realized under existing and planned asset-backed securitization programs and issuances of debt securities and those expected from ordinary course refinancing of existing credit facilities, together with cash provided by operating activities, will allow us to satisfy our debt service requirements for the coming year. At December 31, 2015, we had available committed credit lines expiring after twelve months of $3.0 billion.

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

Pension and Other Postemployment Benefits

Pension Plans

Pension plan obligations primarily comprise the obligations of our pension plans in the United States, the United Kingdom and Germany.

Under these plans, contributions are made to a separate fund (trust) which independently administers the plan assets. Our funding policy is to contribute amounts to the plan equal to the amounts required to satisfy the minimum funding requirements pursuant to the laws of the applicable jurisdictions. The significant pension plans that we are required to fund are in the United Sates and the United Kingdom. In addition, we make discretionary contributions in addition to the funding requirements. To the extent that a fund is overfunded, we are not required to make further contributions to the plan in respect of minimum performance requirements so long as the fund is in surplus.

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

At December 31, 2015 and 2014, the difference between the present value of the pension plan obligations and the fair value of the related plan assets was a deficit of $801 million and $933 million, respectively. In 2015, we contributed $27 million to the plan assets and made direct benefit payments of $29 million for our pension plans. Our expected total contribution to pension plan assets and direct benefit payments is estimated to be $64 million for 2016.

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

At December 31, 2015 and 2014, the difference between the present value of the healthcare plan obligations and the fair value of the related plan assets was a deficit of $1,052 million and $1,136 million, respectively. During 2015, benefits paid directly by us for healthcare plans amounted to $68 million and we expect to make direct benefit payments of $70 million in 2016.

Other Postemployment Benefits

Other postemployment benefits consist of benefits for Italian Employee Leaving Entitlements up to December 31, 2006, loyalty bonus in Italy and various other similar plans in France, Germany and Belgium. Until December 31, 2006, Italian companies with more than 50 employees were required to accrue for benefits paid to employees upon them leaving the company. The scheme has since changed to a defined contribution plan. The obligation on our consolidated balance sheet represents the residual reserve for years until to December 31, 2006. Loyalty bonuses are accrued for employees who have reached certain service seniority and are generally settled when employees leave the company. These plans are not required to be funded and, therefore, have no plan assets.

At December 31, 2015 and 2014, the present value of the obligation for other postemployment benefits amounted to $423 million and $526 million, respectively.

In 2015, we made direct benefit payments of $44 million for other postemployment benefits and expect to make direct benefit payments of $30 million in 2016.

For further information on pension and other postemployment benefits, see “Note 11: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2015.

Joint Liability for Certain Obligations of FCA

CNH Industrial is successor to Fiat Industrial, a company formed as a result of the demerger of Fiat S.p.A. (which, effective October 12, 2014, was merged into FCA in favor of Fiat Industrial. As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At December 31, 2015, the outstanding Liabilities amounted to approximately $1.3 billion (of which $1.1 billion consisted of bonds guaranteed by FCA). CNH Industrial evaluated as extremely remote the risk of FCA’s insolvency and therefore no specific provision has been accrued in respect of the above mentioned potential joint liability.

C. Research and Development, Patents and Licenses, etc.

Our research, development and engineering personnel design, engineer, manufacture and test new products, components, and systems. We incurred $856 million, $1,106 million, and $1,222 million of R&D costs in the years ended December 31, 2015, 2014, and 2013, respectively.

In a continuously and rapidly changing competitive environment, our research activities are a vital component in our strategic development. Our research and development activities are designed to accelerate time-to-market while taking advantage of specialization and experience in different markets.

R&D activities involved approximately 6,000 employees at 50 sites around the world during 2015.

We own a significant number of patents, trade secrets, licenses and trademarks related to our products and services, and that number is expected to grow as our R&D activities continue. At December 31, 2015, we had 7,719 active granted patents, including 847 new patents registered during the year (in addition to 3,519 pending applications). We file patent applications in Europe, the United States and around the world to protect technology and improvements considered important to the business. Certain trademarks contribute to our identity and the recognition of our products and services and are an integral part of our business, and their loss could have a material adverse effect on us.

Agricultural Equipment—We are marketing the New Holland, Case IH, Steyr and Miller brands and logos as the primary brand names for our agricultural equipment products.

Construction Equipment—For construction equipment under New Holland, we are marketing the New Holland Construction brand name and trademark. For construction equipment under Case, we are promoting the Case Construction Equipment brand name and trademark.

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

E. Off-Balance Sheet Arrangements

We use certain off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including financial guarantees. Our arrangements are described in more detail below. For additional information, see “Note 13: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2015.

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

CNH Industrial provided loan guarantees on the debt or commitments of third parties and performance guarantees to non-consolidated affiliates totaling $316 million as of December 31, 2015.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2015:

	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(in millions of US Dollars)
Contractual Obligations*
Debt obligations*
Bonds	$8,346	$754	$4,532	$2,189	$871
Borrowings from banks	4,402	1,807	1,944	524	127
Asset-backed financing	12,999	6,692	4,838	1,414	55
Other debt	588	348	116	86	38
Capital lease obligations	53	6	12	10	25
Operating lease obligations	269	73	102	60	34
Purchase obligations	1,648	661	766	195	26
Uncertain tax positions**	7	7	—	—	—
Total	$28,312	$10,348	$12,310	$4,478	$1,176

(*)

Amounts presented exclude the related interest expense that will be paid when due. The table above does not include obligations for pensions, post-retirement benefits and health care plans. Our best estimate of expected contributions including direct benefit payment made by us in 2016 to pension plans, healthcare plans and other postemployment plans is $64 million, $70 million and $30 million, respectively. Potential outflows in the years after 2016 are subject to a number of uncertainties, including future asset performance and changes in assumptions, and therefore we are unable to make sufficiently reliable estimates of future contributions beyond 2016.

(**)

The total amount of our tax contingencies was $178 million at December 31, 2015. Payment of these liabilities would result from settlements with tax authorities. We estimate that settlements with tax authorities may result in payment of $7 million of these liabilities in 2016. Because of the high degree of uncertainty relating to the timing of future cash outflows associated with these liabilities, we are unable to reasonably estimate the timing of any settlement with tax authorities after 2016.

Debt Obligations

For information on our debt obligations, see “Capital Resources” above and “Note 9: Debt” to our consolidated financial statements for the year ended December 31, 2015. The debt obligations reflected in the table above can be reconciled to the amount in the December 31, 2015 consolidated balance sheet as follows:

(in millions of U.S. dollar)	Ref.	Amount
Debt reflected in the December 31, 2015 consolidated balance sheet	Note 9	$26,388
Less:
Capital lease obligations		(53)
Total Debt obligations		$26,335

The amount reported as debt obligations in the table above consists of our bonds, borrowings from banks, asset-backed financing and other debt (excluding capital lease obligations, which are reported in a separate line item in the table above).

Capital Lease Obligations

Our capital leases consist mainly of industrial buildings and plant, machinery and equipment used in our businesses. The amounts reported above include the minimum future lease payments and payment commitments due under such leases.

Operating Lease Obligations

Our operating leases consist mainly of leases for commercial and industrial properties used in carrying out our businesses. The amounts reported above under “Operating Lease Obligations” include the minimal rental and payment commitments due under such leases.

Purchase Obligations

Our purchase obligations at December 31, 2015, included the following:

•

the repurchase price guaranteed to certain customers on sales with a buy-back commitment which is included in the line item “Other liabilities” in our consolidated balance sheets in an aggregate amount of $1,524 million; and

•	commitments to purchase tangible fixed assets, largely in connection with planned capital expenditures, in an aggregate amount of approximately $124 million.

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

Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the evolution of our contractual relations with Kobelco Construction Machinery Co., Ltd. and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; our pension plans and other postemployment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, other similar risks and uncertainties and our success in managing the risks involved in the foregoing.

Forward-looking statements speak only as of the date on which such statements are made.

Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our outlook is based upon assumptions, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. We undertake no obligation to update or revise publicly our forward-looking statements.

Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Item 3. Key Information—D. Risk Factors” of this annual report.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The Board of Directors consists of eleven directors, who were elected on April 15, 2015 at the Annual General Meeting of Shareholders, seven of whom are independent as provided in the listing standards and rules of the NYSE. The term of office of the current Board of Directors is expected to expire on April 15, 2016 (the date of the next general meeting of shareholders) at which time our shareholders will elect a new Board of Directors for a term of approximately one year.

Mr. John Elkann and Ms. Maria Patrizia Grieco will not stand for reappointment to the Board of Directors at the Annual General Meeting of Shareholders (“AGM”) to be held on April 15, 2016. The Board recommends the appointment of two new directors to serve on the Board of Directors: Ms. Suzanne Heywood and Ms. Silke Christina Scheiber. Subject to their appointment at the upcoming AGM, it is expected that Ms. Scheiber will join the Audit Committee and Ms. Heywood will Chair the Governance and Sustainability Committee and will also be appointed to the Compensation Committee. Further, subject to his re-appointment at the upcoming AGM, it is expected that Mr. Houle will serve as the Senior Non-Executive Director and Chair the Compensation Committee.

As of March 1, 2016, our directors and certain senior managers are as set forth below:

Name	Position with CNH Industrial
Jacqueline Tammenoms Bakker	Director, Member of the Governance and Sustainability Committee
John Elkann	Director, Senior Non-Executive Director, Chairman of the Governance and Sustainability Committee, Chairman of the Compensation Committee
Mina Gerowin	Director, Member of the Governance and Sustainability Committee
Maria Patrizia Grieco	Director, Member of the Compensation Committee
Léo W. Houle	Director, Member of the Compensation Committee
Peter Kalantzis	Director, Member of the Audit Committee, Member of the Compensation Committee
John Lanaway	Director, Member of the Audit Committee
Sergio Marchionne	Director, Chairman
Guido Tabellini	Director
Jacques Theurillat	Director, Chairman of the Audit Committee
Richard Tobin	Director, Chief Executive Officer, Brand President, Case Construction Equipment and New Holland Construction Equipment, President, Construction Equipment Products Segment
Luc Billiet	President, Parts & Service and Precision Solutions & Telematics
Sergio Carpentiere	Chief Purchasing Officer
Massimiliano Chiara	Chief Financial Officer
Brad Crews	Chief Operating Officer-NAFTA, President, Agricultural Equipment Products Segment
Vilmar Fistarol	Chief Operating Officer-LATAM
Oddone Incisa della Rocchetta	President, Financial Services
Andreas Klauser	Brand President, Case IH Agricultural Equipment
Linda Knoll	Chief Human Resources Officer
Pierre Lahutte	Brand President, Iveco
Carlo Lambro	Brand President, New Holland Agricultural Equipment
Alessandro Nasi	President, Specialty Vehicles, Group Executive Council Executive Coordinator
Derek Neilson	Chief Operating Officer-EMEA, President, Commercial Vehicles Products Segment
Stefano Pampalone	Chief Operating Officer-APAC
Adrian Pipe	Chief Quality Officer
Annalisa Stupenengo	Brand President, FPT Industrial, President, Powertrain Products Segment
Tom Verbaeten	Chief Manufacturing Officer

•	Jacqueline Tammenoms Bakker, Director (Non-Executive Director—independent), Member of the Governance and Sustainability Committee

Jacqueline A. Tammenoms Bakker was a Director of Fiat Industrial S.p.A. from April 5, 2012 until the merger of the company into CNH Industrial. Jacqueline A. Tammenoms Bakker studied at Oxford University (BA) and the Johns Hopkins School for Advanced International Studies in Washington D.C. (MA). She joined Shell International in 1977, holding a number of positions in the Netherlands, the U.K. and Turkey. In 1989, she joined McKinsey where she worked as a consultant in the U.K. and the Netherlands until 1995 when she was appointed Vice-President Food Europe at Quest International (Unilever) in the Netherlands. In 1999 she moved to the public sector in the Netherlands, firstly as Director of GigaPort (a public-private initiative to roll out broadband networks), and then as Director-General of Freight Transport (2001-2004) and Director-General of Civil Aviation and Freight Transport (2004-2007) at the Dutch Ministry of Transport. In 2006, she was awarded the Légion d’Honneur for her contribution to cooperation between the Netherlands and France, and in 2006/2007, she chaired the High Level Group on the regulatory framework for civil aviation reporting to the EU Commissioner for Transport. Since 2008, Ms. Tammenoms Bakker has been an independent Board member; she is currently a Board member of TomTom (NL), Unibail Rodamco (FR), Groupe Wendel (FR) and Chairman of the Van Leer Group Foundation (NL). Previously she was a Board member of Vivendi (FR) (2010-2014) and Tesco PLC (U.K.) (2009-2015). Born in 1953.

•	John Elkann, Director (Senior Non-Executive Director), Chairman of the Governance and Sustainability Committee, Chairman of the Compensation Committee

John Elkann was a Director of Fiat Industrial S.p.A. from incorporation of the company until its merger into CNH Industrial. Mr. Elkann holds a degree in Engineering from Politecnico, the Engineering University of Turin (Italy). Mr. Elkann is Chairman of Fiat Chrysler Automobiles N.V., Chairman and Chief Executive Officer of EXOR S.p.A. and Chairman of Giovanni Agnelli e C. Sapaz. In addition, he serves as Chairman of Italiana Editrice and is on the boards of The Economist Group and News Corporation. While at university, he gained work experience at various Fiat Group companies in the U.K. and Poland (manufacturing), as well as France (sales and marketing). He started his professional career in 2001 at General Electric as a member of the Corporate Audit Staff, with assignments in Asia, the USA and Europe. Mr. Elkann is member of the IAC of Brookings Institution and of MoMA. He also serves as Vice Chairman of the Italian Aspen Institute and the Giovanni Agnelli Foundation. Born in 1976.

•	Mina Gerowin, Director (Non-Executive Director), Member of the Governance and Sustainability Committee

Ms. Gerowin has an A.B. from Smith College in Political Economy, a J.D. from the University of Virginia School of Law and an MBA from Harvard Business School where she was a Baker Scholar. She practiced law in Switzerland and New York then worked as Investment Banker in International Mergers and Acquisitions at Lazard Frères in New York and Paris. Ms. Gerowin formed her own consulting and investing company, completing five LBO transactions and participated in their direction as an officer and director. After their sale, she consulted internationally. Ms. Gerowin was a Managing Director of Paulson Europe LLP in London working on event, credit, distressed, recovery and merger arbitrage. She joined Paulson & Co. in 2004, helping establish the hedge fund's Event fund. Mina Gerowin is a Director of EXOR S.p.A., Lafarge S.A. and a member of the Global Advisory Committee of Samsung Asset Management. Born in 1951.

•	Maria Patrizia Grieco, Director (Non-Executive Director—independent), Member of the Compensation Committee

Maria Patrizia Grieco was a Director of Fiat Industrial S.p.A. from April 5, 2012 until the merger of the company into CNH Industrial. Ms. Grieco holds a degree in Law from Milan State University. She began her career in 1977 in the Legal & General Affairs division of Italtel, becoming head of the division in 1994. In 1999, she was appointed as Italtel’s Chief Operating Officer to reorganize and reposition the company, of which she became CEO in 2002. From September 2003 to January 2006, she was CEO of Siemens Informatica, the Siemens Business Services parent company in Italy. She became member of the Executive Council of Siemens Business Services at worldwide level. From February 2006 to September 2008, she was a Partner of Value Partners and CEO of the Value Team Group – now NTT Data – which provides IT consultancy and services in Italy and abroad through approximately 2,700 professionals. From November 2008 to March 2013 she was CEO of Olivetti, from June 2011 to June 2014 she held the office of Chairman, while from June to October 2014 she was Director of Olivetti. In May 2014, she was appointed Chairman of Enel S.p.A. She is on the Board of Anima Holding S.p.A. She has been appointed in November 2014 to the Board of Bocconi University and from September 2014 she is a member of the steering committee and the general council of Assonime. She serves as a Director of Save the Children and on the Advisory Board of British Telecom Italy. Born in 1952.

•	Léo Houle, Director (Non-Executive Director—independent), Member of the Compensation Committee

Mr. Houle was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial. On September 6, 2011, Mr. Houle was appointed to the Board of Directors of Chrysler Group LLC now known as FCA US LLC. Mr. Houle was Chief Talent Officer of BCE Inc. and Bell Canada, Canada’s largest communications company, from June 2001 until his retirement in July 2008. Prior to joining BCE and Bell Canada, Mr. Houle was Senior Vice-President, Corporate Human Resources of Algroup Ltd., a Swiss-based diversified industrial company. From 1966 to 1987, Mr. Houle held various managerial positions with the Bank of Montreal, the last of which was Senior Manager, Human Resources Administration Centers. In 1987, Mr. Houle joined the Lawson Mardon Group Limited and served as Group Vice-President, Human Resources until 1994 when Algroup Ltd. acquired Lawson Mardon Group, at which time he was appointed Head of Human Resources for the packaging division of Algroup, and in 1997, Head of Corporate Human Resources of Algroup, Ltd. Mr. Houle completed his studies at the College Saint Jean in Edmonton, attended the Executive Development Program in Human Resources at the University of Western Ontario in 1987 and holds the designation of Certified Human Resources Professional (CHRP) from the Province of Ontario. Born in 1947.

•	Peter Kalantzis, Director (Non-Executive Director—independent), Member of the Audit Committee, Member of the Compensation Committee

Mr. Kalantzis was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial. Mr. Kalantzis has been a non-executive member of various boards of directors since 2001. Prior to 2000, he was responsible for Alusuisse-Lonza Group’s corporate development and actively involved in the de-merger and stock market launch of Lonza, as well as the merger process of Alusuisse and Alcan. Mr. Kalantzis served as head of the Chemicals Division of Alusuisse-Lonza Group from 1991 until 1996. In 1991, Mr. Kalantzis was appointed Executive Vice- President and member of the Executive Committee of the Alusuisse-Lonza Group. Between 1971 and 1990, he held a variety of positions at Lonza Ltd. in Basel. Mr. Kalantzis is Chairman of the Board of Clair Ltd., Cham (Switzerland); Chairman of Von Roll Holding Ltd., Breitenbach (Switzerland) and Chairman of Degussa Sonne/Mond Goldhandel AG, Cham (Switzerland). He is a member of the Board of Movenpick-Holding Ltd., Baar (Switzerland); of Paneuropean Oil and Industrial Holdings, Luxembourg; of Consolidated Lamda Holdings (Luxembourg); of SGS Ltd., Geneva (Switzerland); and of Hardstone Services SA, Geneva (Switzerland). He is also President of the Board of John S. Latsis Public Benefit Foundation, Vaduz (Liechtenstein). From 1993 until 2002, he served on the Board of the Swiss Chemical and Pharmaceutical Association as Vice-President and in 2001-2002 as President. Mr. Kalantzis holds a Ph.D. in Economics and Political Sciences from the University of Basel and engaged in research as a member of the Institute for Applied Economics Research at the University of Basel between 1969 and 1971. Born in 1945.

•	John Lanaway, Director (Non-Executive Director—independent), Member of the Audit Committee

Mr. Lanaway was elected a director of CNH Industrial N.V. in September 2013. Mr. Lanaway previously served as a director of CNH Global N.V. from 2006 to 2013. On September 6, 2011, Mr. Lanaway was appointed to the Board of Directors of Chrysler Group LLC now known as FCA US LLC. His work and academic background includes: 2011–Present, independent consultant; 2007-2011, Executive Vice President and Chief Financial Officer, North America at McCann Erickson; 2001-2007, various positions of increasing responsibility at Ogilvy North America, finally as Senior Vice President and Chief Financial Officer; 1999-2001, Chief Financial Officer and Senior Vice President at Geac Computer Corporation Limited; 1997-1999, Chief Financial Officer for Algorithmics Incorporated; 1995-1997, Senior Vice President and Chief Financial Officer at Spar Aerospace; 1993-1994, Sector Vice President, Labels North America with Lawson Mardon Group Limited; 1989-1993, Group Vice President and Chief Financial Officer for Lawson Mardon Group Limited; 1988-1989, General Manager at Lawson Mardon Graphics; 1985-1988, Vice President, Financial Reporting and Control at Lawson Mardon Group Limited; 1980-1985, Client Service Partner at Deloitte; and 1971-1980 Student-Staff Accountant-Supervisor-Manager with Deloitte. Mr. Lanaway graduated from the Institute of Chartered Accountants of Ontario, C.A. and has a Bachelor of Arts degree from the University of Toronto. Born in 1950.

•	Sergio Marchionne, Chairman (Executive-Director)

Sergio Marchionne is Chairman of CNH Industrial N.V. He was Chairman of Fiat Industrial S.p.A. and CNH Global N.V. until the integration of these companies into CNH Industrial. He also serves as CEO of Fiat Chrysler Automobiles N.V. and Chairman of Ferrari N.V. He is also Chairman and CEO of FCA US LLC. Born in Chieti (Italy) in 1952, he has dual Canadian and Italian citizenship. He holds a Bachelor of Arts with a major in Philosophy from the University of Toronto and a Bachelor of Laws from Osgoode Hall Law School at York University in Toronto, as well as a Master of Business Administration and a Bachelor of Commerce from the University of Windsor (Canada). Mr. Marchionne is a barrister, solicitor and chartered accountant. He began his professional career in Canada. From 1983 to 1985, he worked for

Deloitte & Touche. From 1985 to 1988, at the Lawson Mardon Group of Toronto. From 1989 to 1990, he served as Executive Vice President of Glenex Industries. From 1990 to 1992, he was Chief Financial Officer (CFO) at Acklands Ltd. From 1992 to 1994, also in Toronto, he held the position of Vice President of Legal and Corporate Development and CFO of the Lawson Mardon Group. From 1994 to 2000, he covered various positions of increasing responsibility at Algroup, headquartered in Zurich (Switzerland), until becoming its CEO. He then went on to head the Lonza Group Ltd first as CEO (2000-2001) and then as Chairman (2002). In February 2002, he became CEO of the SGS Group of Geneva. In March 2006, he was appointed Chairman of the company, a position that he continues to hold. He was non-executive Vice Chairman and Senior Independent Director of UBS from 2008 until April 2010. Mr. Marchionne has been a member of the Board of Fiat S.p.A. since May 2003 and was appointed CEO in June 2004. He became CEO of FCA US LLC in June 2009, as well as Chairman in September 2011. On October 13, 2014, he became CEO of Fiat Chrysler Automobiles N.V. and Chairman of Ferrari S.p.A. In May 2010, he joined the Board of Directors of Exor S.p.A. and in May 2015 was appointed Non-executive Vice Chairman. He is a member of the Board of Philip Morris International Inc. and of the Board of the Peterson Institute for International Economics as well as Chairman of the Council for the United States and Italy.

•	Guido Tabellini, Director (Non-Executive Director—independent)

Guido Tabellini was a Director of Fiat Industrial S.p.A. from March 10, 2011 until the merger of the company into CNH Industrial. Guido Tabellini is a professor at Università Bocconi, where he also served as Rector from November 2008 to October 2012. Also at Bocconi, he served as Director and then President of the Innocenzo Gasparini Institute for Economic Research (IGIER). Prior to that, Mr. Tabellini taught at Stanford University, UCLA, Università di Cagliari and Università di Brescia. He has been a research fellow and advisor for numerous international organizations and research institutes and was a member of the Council of Economic Advisors to the Italian Prime Minister, of the Privatization Committee and of the Advisory Panel on Public Expenditures to the Italian Ministry of the Economy. Mr. Tabellini received a Ph.D. in Economics from UCLA in 1984. He is a Fellow of the Econometric Society and a Foreign Honorary Member of the American Academy of Arts and Sciences. He has won the Y. Jahnsson Award from the European Economic Association and is a former President of the European Economic Association. Mr. Tabellini has published numerous articles and books on macroeconomics and political, international and public economics. He is also columnist for Il Sole 24 Ore. Board memberships at other listed companies: CIR. Born in 1956.

•	Jacques Theurillat, Director (Non-Executive Director—independent), Chairman of the Audit Committee

Mr. Theurillat was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial. Since May 2008, Mr. Theurillat has served as Managing Partner of Ares Life Sciences, a private equity fund whose objective is to build a portfolio in life sciences. Mr. Theurillat served as the Serono SA Deputy CEO until December 2006. In addition to his role as Deputy CEO, he was appointed Senior Executive Vice President, Strategic Corporate Development in May 2006 and was responsible for developing the company’s global strategy and pursuing Serono’s acquisition and in- licensing initiatives. From 2002 to 2006, Mr. Theurillat served as Serono’s President of European and International Sales & Marketing. In this position, he was responsible for Serono’s commercial operations in Europe, IBO, Asia-Pacific, Oceania/Japan, Latin America and Canada. He became a Board member in May 2000. From 1996 to 2002, he was Chief Financial Officer. He previously served as Managing Director of the Istituto Farmacologico Serono in Rome, where he started in 1994. In 1993, he was appointed Vice President Taxes and Financial Planning for Serono. In 1990- 1993, Mr. Theurillat worked outside Serono, running his own law and tax firm. Before that, he was Serono’s Corporate Tax Director, a post to which he was appointed in 1988. He first joined Serono in 1987 as a Corporate Lawyer working on projects such as the company’s initial public offering. Mr. Theurillat is a Swiss barrister and holds Bachelor of Law degrees from both Madrid University and Geneva University. He also holds a Swiss Federal Diploma (Tax Expert) and has a Master’s degree in Finance. Born in 1959.

•

Richard J. Tobin, Chief Executive Officer (Executive-Director) of CNH Industrial N.V., Brand President, Case Construction Equipment and New Holland Construction Equipment, President, Construction Equipment Products Segment

Mr. Tobin is Chief Executive Officer (Executive-Director), Brand President Case Construction Equipment and New Holland Construction Equipment and President, Construction Equipment Products Segment. Prior to the integration of Fiat Industrial S.p.A. and CNH Global N.V. into CNH Industrial, Mr. Tobin was Group Chief Operating Officer of Fiat Industrial S.p.A. and President and Chief Executive Officer of CNH, a role he assumed in January 2012 after two years as Chief Financial Officer (CFO) for CNH. Mr. Tobin carries forth extensive experience in international finance and management that he acquired through regional and global leadership positions of growing responsibility and scope. He began his career with GTE Corporation in Stamford, Connecticut (U.S.), as Vice President of International Marketing. In 1995, he joined Alusuisse-Lonza SA in Zurich, Switzerland, as General Manager and Vice President, where he remained until 2001, the year in which he joined Alcan Aluminum of Montreal, Canada, with a general management role. In 2002, Mr. Tobin joined SGS Group of Geneva, Switzerland, where he became the Chief Operating Officer for North America. In 2004, he became SGS Group’s Chief Finance Officer & Head of Information Technology, a position he retained for six years before finally joining CNH in March 2010. Mr. Tobin holds Bachelor of Arts and Master of Business Administration degrees from Norwich University and Drexel University, respectively. He currently sits on the U.S. Chamber of Commerce Board of Directors and is a member of the Business Roundtable. Born in 1963.

•	Luc Billiet, President, Parts & Service and Precision Solutions & Telematics

Luc Billiet assumed the role of President of Parts & Service and Precision Solutions & Telematics in

February 2015. Luc was born in Belgium and holds a degree in Business Administration from the Catholic University of Leuven in Belgium. He began his career with Volkswagen in Brussels, Belgium, where he spent 19 years in many positions related to Supply Chain. During this period, he had the opportunity to work for four years in Germany and for six years in Brazil. His last role in Brazil, before moving to Fiat in Italy, was as Managing Director Parts and Accessories LATAM. Luc joined Fiat in 2005 with responsibility for Logistics for the Car and Light Commercial Vehicles sector. Three years later, he joined CNH, where he served as Head of Supply Chain Management and after two years, Head of Precision Solutions & Telematics, Training Services and Network Development. He moved to FCA in 2013 as Head of Supply Chain for the EMEA region, a role he also held for the LATAM region since 2014.

•	Sergio Carpentiere, Chief Purchasing Officer

Sergio Carpentiere assumed the role of Chief Purchasing Officer for CNH Industrial in June 2015. He joined Fiat Group in 1996 in the Sales & Marketing area as after sales services area manager. Between 1998 and 2000, he was a Quality Specialist in the prototype area of Fiat Auto. From 2000 Carpentiere started his career in the JV GM-Fiat Worldwide Purchasing as a Senior Buyer then as a Purchasing Platform Manager and finally as a Metallic Commodity Manager. In 2005 he joined Fiat Powertrain Technologies S.p.A. starting as Global Commodity Director in the Purchasing Area and then, in 2008 as Business Development Manager responsible for the NAFTA region. In 2009, at the beginning of the alliance with Chrysler, he assumed the role of Project Manager within Fiat Group Purchasing being responsible for the integration between Fiat and Chrysler Purchasing activities. In 2011, Sergio Carpentiere was appointed Chief Purchasing Officer for Ferrari managing both road car and racing activities. He was subsequently appointed Head of EMEA Powertrain Purchasing for Fiat Chrysler Automobiles in March 2015. Sergio Carpentiere earned a degree in Electronic Engineering from the University of Pisa.

•	Massimiliano (Max) Chiara, Chief Financial Officer

Max Chiara was appointed Chief Financial Officer of CNH Industrial N.V. in August 2013, having previously served as Chief Financial Officer and Head of Business Development for the Fiat Chrysler group in Latin America since January 2013. From 2011 to 2012, he served as Vice President Finance in the position of Head of Financial Planning and Analysis and Business Development Finance for the Fiat Chrysler Group. Previously he held various positions with Chrysler Group LLC, including Controller for the Fiat, Chrysler and Dodge Brands, Marketing Controller and Head of Financial Planning and Analysis, a position he held since he joined Chrysler Group LLC in 2009. Previously he held the position of Director of Business Development Finance for Fiat Powertrain S.p.A. and Europe. Prior to that, he was Director of Financial Operations and Director of Global Treasury for Teksid Aluminum. Previously, and since 1993, Max held various managerial roles at PricewaterhouseCoopers, R. Bosch S.p.A., Wuerth Group, and was an M&A financial analyst with Dresdner Kleinwort Benson. Max graduated Cum Laude from the Luigi Bocconi University in Milan (Italy), with a degree in Business Administration, and has a CEMS Master’s degree in International Management from Bocconi University and the University of Cologne (Germany). Max held the position of Chairman of the Italian Association of Corporate Treasurers (AITI) for the years 2004-2007.

•	Brad Crews, Chief Operating Officer-NAFTA and President, Agricultural Equipment Products Segment

Brad Crews assumed the role of Chief Operating Officer NAFTA in April 2014, and was assigned responsibility as President, Agricultural Equipment Products Segment in February 2015. Mr. Crews joined CNH from General Motors in 1994 as a Reliability Specialist, bringing with him diverse experience in facilities, reliability engineering, product management and product development. In 2000, he was appointed Director of Industrial Operations for Crop Production Global Product Line, and, from 2002-2005, served as Plant Manager of CNH’s facility in New Holland, Pennsylvania

(U.S.). In 2006, he became Vice President of North American Agricultural Manufacturing, where he served until he was appointed as Senior Vice President of Product Quality and Technical Support in 2009. With the formation of CNH Industrial in 2012, he served as Chief Quality Officer with responsibility for Quality and Product Support. Mr. Crews holds a Bachelor of Science degree in Engineering from the University of Illinois, a Master’s degree in Engineering from the University of Michigan and a Master’s degree in Management from Rensselaer Polytechnic Institute.

•	Vilmar Fistarol, Chief Operating Officer-LATAM

Vilmar Fistrol assumed the role of Chief Operating Officer of the LATAM region for CNH Industrial in 2013. Prior to this, Mr. Fistarol was appointed Head of Group Purchasing for Fiat Chrysler and named a member of the Fiat Chrysler Group Executive Council (GEC) on September 1, 2011. Mr. Fistarol was appointed Director of Human Resources with Fiat Group Automobiles Latin America in June 2010. Concurrently, he was appointed Executive Vice President of Fiat Group Automobiles Argentina. Prior to this role, he was President and CEO of Teksid (Fiat Group Foundry NAFTA and Mercosul) from January 2008. From 2005 to 2007, he was Vice President of Purchasing for Fiat in Latin America. From 2001 to 2005, during the joint venture GM-Fiat WW Purchasing, he was the Vice President for Purchasing Operations Fiat Latin America and Vice President of Powertrain and Metallic Purchasing for Latin America, Africa and Middle East. From 1991 to 2001, he served in various roles within Purchasing including Director of Fiat Auto Argentina Purchasing, Purchasing Director of Fiat Auto Metallic Italy and Director of Purchasing for GM-Fiat Powertrain Europe. Mr. Fistarol worked in various roles for Agrale from 1981 to 1991 and for the Metallurgical Division of Abramo Eberle-casting from 1978 to 1980. He trained in metallurgy at the Technical School Tupy- SC, and graduated in Business Administration at the University of Caxias do Sul, in addition to obtaining an MBA in FDC/Kellogg School of Management in the U.S. and an MBA in FDC/INSEAD in France. Mr. Fistarol was President of Brazil SAE (Society of Automotive Engineers) in 2007-2008 and still serving as a member of the Advisory Board.

•	Oddone Incisa della Rocchetta, President, Financial Services

Oddone Incisa della Rocchetta, is the President of CNH Industrial Financial Services, and prior to joining CNH Industrial in his current position, Mr. Incisa had been CEO and General Manager of FGA Capital since March 2011. Mr. Incisa started his professional career with the Fiat Group in the finance team of Fiat Bank in Germany in 1997. He spent four years with this team and ultimately became Head of Control and Treasury. In 2001, he moved to Brazil and was the CFO of Banco Fiat for two years. Mr. Incisa then moved to Turin, Italy in 2003 as the Head of Financial Planning & Analysis for Fidis Retail and FGA Capital. In 2008, he moved to Racine, WI as the CFO for CNH Capital. He was born in Italy and holds degrees in Economics, cum laude, from the University of Turin and a Master’s degree in Management from ESCP-Europe (formerly, EAP) Paris, Oxford and Berlin.

•	Andreas Klauser, Brand President, Case IH Agricultural Equipment

Andreas Klauser assumed the role of President of Case IH Agricultural Equipment in December 2009. He has more than 20 years of experience in the agricultural industry, much of which he has gained through roles of increasing importance within CNH. Mr. Klauser joined the Case IH brand in 1990 as Export Manager for Steyr tractors in Western and Eastern Europe. From 1997-2006, he served as Business Director, Austria and Central Europe for the Case IH, New Holland Agriculture, and Steyr brands. In addition to this role, he also became Sales and Marketing Director, Poland, in 2001. In November 2006, Mr. Klauser assumed responsibility for brand activities for Case IH and Steyr as Vice President and General Manager Europe. Being responsible for the two brands worldwide, he was appointed Brand President in 2009, and also joined the Group Executive Council of CNH Industrial. From 2012 to 2015, he served as Chief Operating Officer for CNH Industrial for the EMEA region. Since 2012, in addition to his role as Brand President Case IH and Steyr, Mr. Klauser assumed additional leadership responsibilities as the Chairman of the board of the Iveco Magirus AG board. Mr. Klauser holds a degree from Steyr's HTBLA program, a Federal Higher Technical Institute for Mechanical Engineering, and a degree in Export Business from the University of Linz, Austria.

•	Linda Knoll, Chief Human Resources Officer

Linda I. Knoll is Chief Human Resource Officer (CHRO) for CNH Industrial N.V. and is a member of its Group Executive Council (GEC). She is responsible for providing leadership and companywide direction for the Human Resources function, including organizational development, talent management, compensation and benefits, employee relations, union negotiations and compliance and staffing. Since September 2011, Knoll has concurrently held the same CHRO and GEC positions at Fiat Chrysler Automobiles N.V. Ms. Knoll honed her career in CNH Industrial predecessor companies through numerous operational roles, accumulating a wealth of relevant industry experience spanning more than

20 years. This ultimately culminated in a variety of leadership appointments, including Vice President and General Manager of the Crop Production Global Product Line, Vice President North America Agricultural Industrial Operations, Executive Vice President Agricultural Product Development, President Parts and Service (ad interim) and Executive Vice President Worldwide Agricultural Manufacturing, where she was responsible for overseeing twenty-two factories in ten countries around the world. Prior to joining CNH Industrial in 1994, Linda spent eleven years with the Land Systems Division of General Dynamics Corporation. Knoll holds a Bachelor of Science Degree in Business Administration from Central Michigan University. She is a past board member of the National Association of Manufacturers (NAM) and, in May 2014, was appointed an Independent Director on the Board of Schneider Electric S.E.

•	Pierre Lahutte, Brand President, Iveco

Pierre Lahutte assumed the role of Iveco Brand President in June 2014. He has 17 years of experience in the agricultural and bus industries, much of which he has gained through roles of increasing responsibility within CNH and Iveco. Mr. Lahutte started his career in 1997 in New Holland Agriculture based at the Jesi plant in Italy as a graduate trainee. From 1999-2001 he was Product Manager for New Holland Handling Equipment at the Basildon plant in the U.K., supporting Western European markets. From 2001-2004 he was Marketing and Logistics Manager for the New Holland Agriculture and Case IH brands in Spain and Portugal, then continued his international career, becoming Business Manager for New Holland Agriculture and Case IH in AME and Japan. From 2005-2007 he served as Business Director for New Holland Agriculture and Case IH/Steyr in the Benelux markets, then he moved to the role of Director of Product Management for Tractors and Telehandlers for New Holland Agriculture in 2007-2011. In 2012, he was appointed Marketing Director for the International Region of CNH, and then he moved to Iveco Irisbus as Vice President of the Global Bus business at the end of 2012. Mr. Lahutte holds a Tank Officer degree from the French Armored Cavalry School in Saumur, a Masters in Marketing and Technology Management from the Rouen Business School, France and a MBA from the UMASS ISENBERG School of Management, Amherst, MA.

•	Carlo Lambro, Brand President, New Holland Agricultural Equipment

Carlo Lambro was appointed Vice President New Holland Agriculture EMEA in January 2013. Mr. Lambro joined the New Holland Agriculture brand more than 25 years ago. Throughout his career, he gained extensive commercial experience in Europe, Middle East, Africa and Asia. As such, he was appointed as Sales Manager New Holland Brand Portugal in 1993. In 1994, he assumed commercial responsibility for all Eastern Europe countries and became Business Director for CIS area, China and Far East in 1999. One year later, he was appointed Business Director for Russia and CIS, with responsibility for all agricultural brands within the Fiat Group. In 2004, Mr. Lambro was appointed General Manager of Shanghai New Holland Agriculture Machine Corporation in addition to his responsibilities as CNH Country Manager for China. Mr. Lambro was appointed Business Director New Holland Agriculture for Italy in 2006 and one year later, he was appointed Business Director New Holland Agriculture Europe. Mr. Lambro holds a Master degree of Agricultural Engineering from the University of Bologna.

•	Alessandro Nasi, President, Specialty Vehicles, Group Executive Council Executive Coordinator

Alessandro Nasi assumed the role of Chief Business Development Officer of Fiat Industrial in November 2012. In 2008, he was appointed Senior Vice President of Business Development for CNH. He also served as Head of Business Development for Fiat Industrial and Secretary of the Fiat Industrial Executive Council (FIEC) since January 2011. Mr. Nasi first joined the Fiat Group in 2005 with responsibility for Asia Business Development, supporting Fiat Group sectors. He started his career as a financial analyst at Europlus Asset Management (a division of Unicredit) in Dublin, PricewaterhouseCoopers in Turin, and at Merrill Lynch and JP Morgan in New York. He also worked as an Associate in the Private Equity Division of JP Morgan Partners in New York. In 2007, Mr. Nasi was appointed Vice President of Business Development and a member of the Steering Committee of Fiat Powertrain Technologies. In 2008, he joined CNH, where in addition to his current responsibilities, he also served as Senior Vice President of Network Development from 2009-2011. Mr. Nasi is a Managing Partner of Giovanni Agnelli e C. Sapaz. He is Vice Chairman of the board of Exor. He holds a degree in Economics from the University of Turin.

•	Derek Neilson, Chief Operating Officer-EMEA and President, Commercial Vehicles Products Segment

Derek Neilson assumed the role of Chief Operating Officer EMEA in February 2015 alongside the role of President, Commercial Vehicles Products Segment. Mr. Neilson has more than 20 years of experience in production and manufacturing engineering. He first joined CNH in 1999 with responsibility for the Basildon (U.K.) Plant Engine Manufacturing Business Unit. He later advanced to take the lead of the Tractor Manufacturing Business Unit. In 2004,

Mr. Neilson was appointed Plant Manager of CNH’s Basildon (U.K.) tractor facility. In 2007, he became Vice President of Agricultural Manufacturing, Europe, a role he held until assuming global responsibilities for Agricultural Manufacturing in 2010. From 2012 to 2015, he served as Chief Manufacturing Officer for CNH Industrial. Mr. Neilson holds a BTEC HNC in Mechanical and Production Engineering.

•	Stefano Pampalone, Chief Operating Officer-APAC

Stefano Pampalone assumed the role of General Manager for CNH in India, Far East and Japan in February 2013, and subsequently assumed responsibility for the entire APAC region. Since joining CNH in 1998, Mr. Pampalone has always been involved in international assignments. In 2001, after gaining commercial experience in parts and whole goods in Poland, India, Africa and Middle East, he was appointed Business Manager Southern Africa and Iran for all Agricultural Brands in the Fiat Group. In 2004, he became Marketing Director for Agricultural Equipment in Asia, Africa and Middle East. From 2006 to 2009, he first served as Business Director for the CNH Agricultural Business in Italy for one year and subsequently as Business Director Africa & Middle East. In 2009, he was appointed General Manager of the Agricultural and Construction Equipment Business in India and Pakistan. Mr. Pampalone holds a degree in Engineering from the University of Trieste, Italy and an MBA from Profingest of Bologna, Italy.

•	Adrian Pipe, Chief Quality Officer

Adrian Pipe assumed the role of Chief Quality Officer for CNH Industrial in April 2014. Mr. Pipe joined CNH Industrial in 1988 as a Training Instructor, and in 1993 became Area Service Manager for New Holland agricultural and construction equipment in the Asia Pacific Region. From 1999-2006, he held various roles in Customer and Dealer Support for the U.K. and Europe, as well as Manufacturing Quality, Product Behavior and Technical Support for Agricultural and Construction Equipment. In 2006, he became responsible for Product Support Agriculture and Construction Equipment Europe. From 2008-2011 he covered a number of roles including manufacturing product launches and assignments on projects in Poland and Brazil. From 2011-2013 he served as Director of Product Support EMEA supporting four Agriculture and Construction Equipment brands. In 2013, Mr. Pipe was appointed as Vice President of Product Support for EMEA supporting Agriculture, Construction, Iveco Truck, Bus and Specialty businesses. Mr. Pipe holds both a BTEC ND in Agricultural Engineering and BTEC HND in Mechanical Engineering from Rycotewood College U.K.

•	Annalisa Stupenengo, Brand President, FPT Industrial and President, Powertrain Products Segment

Annalisa Stupenengo assumed the role of Brand President FPT Industrial in June 2015 alongside the role of President, Powertrain Products Segment. She joined Fiat Group in 1996 in the Sales & Marketing area. Following international experience as manager of a cost reduction task force and CEO assistant in Morocco in 2000, she began her career in the JV GM Fiat Worldwide Purchasing. She assumed the role of Purchasing Platform manager in 2001 leading an international team based in Sweden and Italy. From 2003-2005, Ms. Stupenengo was responsible for Electrical and Electronics components, for which she held the same role for FGA Company Purchasing until 2006. She was then appointed Purchasing Global Commodity Director, establishing the new Powertrain Purchasing department in Fiat Powertrain Technologies S.p.A. In 2008, Ms. Stupenengo joined Fiat Group Purchasing as Powertrain System Commodity Director and in July of the same year became Vice President of the Electrical Commodity & FPT Sector with a global responsibility in Europe, USA, Brazil, China and India. Subsequently she assumed the role of Senior Vice President of Purchasing for CNH, with joint responsibility for Mechanical Commodity for Fiat Group purchasing. In January 2013, she was appointed Head of Group Purchasing EMEA Region for Fiat Chrysler. From September 2013 to June 2015, she served as Chief Purchasing Officer for CNH Industrial. Ms. Stupenengo earned a degree in Management Engineering from Polytechnic University of Turin.

•	Tom Verbaeten, Chief Manufacturing Officer

Tom Verbaeten assumed the role of Chief Manufacturing Officer in February 2015. Mr. Verbaeten joined CNH in 1994, performing various roles in the Antwerp Plant including Team Leader and Production Unit Manager for both assembly and machining areas. In 2006, he was appointed Plant Manager of Antwerp and in 2009, he became Plant Manager for the harvesting plant in Zedelgem. In 2011, Mr. Verbaeten assumed responsibility for Manufacturing Operations of Agricultural Equipment in Europe. In addition to his role in Agriculture, Mr. Verbaeten took responsibility for all Construction Equipment plants in Europe from 2013. He has also managed the Global World Class Manufacturing activities since 2014, in addition to his operational role. Mr. Verbaeten holds an Engineering degree from the University of Leuven.

         There is no family relationship among any of our Directors or senior managers set forth above.

B. Compensation

Remuneration Report

The quality of our leadership and their commitment to the Company are fundamental to our success. Our remuneration principles support our business strategy and growth objectives in a diverse and evolving global market. Our Remuneration Policy is designed to competitively reward the achievement of long-term sustainable performance goals and to attract, motivate and retain highly qualified senior executives who are committed to performing their roles in the long-term interest of our shareholders. Given the changing international standards regarding appropriate remuneration, a variety of factors have been taken into consideration, such as the complexity of functions, the scope of responsibilities, the alignment of risks and rewards, national and international legislation and the long-term objectives of the Company and its shareholders. Our Remuneration Policy is reviewed annually by our Compensation Committee of the Board of Directors (“Compensation Committee”).

Remuneration Policy Available on our Website

The Non-Executive Directors determine the compensation for Executive Directors with reference to the Company’s remuneration policy for Executive Directors (the “Policy”) at the recommendation of the Compensation Committee. The Policy is based on the Company’s general remuneration philosophy as aligned with Dutch law and the Dutch Corporate Governance Code. At the 2014 AGM, shareholders approved the Policy, which the Company presented after completion of the merger transactions involving CNH Global N.V. and Fiat Industrial S.p.A.

In 2015, the Compensation Committee reviewed the Policy versus its implementation and its outcome relative to actual performance. As a result, the Committee concluded that there was no reason to recommend adjustments to the Policy at the 2016 AGM. With that in mind, to simplify this year’s report we have chosen not to set forth in its entirety the Policy, but rather it can be viewed in full on the Company’s website, www.cnhindustrial.com, as found in the 2014 Annual Report.

Financial Year 2015 – Select Business Highlights

A key tenet of the Policy is payment for performance. To provide perspective of the Company’s performance during 2015, the following table highlights some of the key achievements and initiatives throughout the year.

Financial Highlights	Strategic Developments and Initiatives
• Improved our margins in all segments; highest margins among OEMs in Agricultural Equipment segment	• Award-winning new products launched in all segments
• Generated net industrial cash flow of $772 million for the year through disciplined inventory management	• Continuation of the efficiency program which began in 2014
• Careful cost control and production aligned with market levels	• Industrial footprint realignment

CNH Industrial finished with strong fourth quarter performance in a difficult year for our business segments. 2015 was particularly difficult for our largest contributing segment, Agricultural Equipment. Despite the downturn in demand, the concerted efforts throughout the year from all areas of the Company demonstrated the strength of our diverse product portfolio, geographic diversity and our ability to react quickly to changes in market conditions.

Notable achievements across all segments include:

•	cost containment measures that helped reduce SG&A costs by 21% compared to 2014;
•	tight inventory management in all segments that kept production in line with retail activity through net reduction to channel inventories (that is, combined Company and dealer inventories);
•	positive net price realization;
•	higher margins in the fourth quarter compared to 2014, including an exceptional achievement of the highest margin among agricultural equipment OEMs; and

•	numerous industry honors for outstanding new products and innovation.

Remuneration Principles

The fundamental principles underpinning the Compensation Committee’s approach to executive remuneration remain unchanged from 2014. CNH Industrial’s compensation philosophy, as set forth in the Policy, aims to provide compensation to its Executive Directors as outlined below.

Alignment with CNH Industrial’s Strategy	• Executive Directors’ compensation package should be strongly linked to the achievement of targets that are identified as indicators of the execution of the Company’s strategy.
Pay for Performance

•     Executive Directors’ compensation reinforces our performance driven culture and meritocracy, and the majority of compensation opportunity is linked directly to the Company’s performance through variable pay instruments.

Competitiveness	• Remuneration levels should be set in a manner such that it attracts, retains and motivates expert leaders and highly qualified executives, and is competitive against the comparable market.
Long-Term Shareholder Value Creation	• Executive Directors’ compensation should reflect alignment with interests of shareholders.
Compliance

•     Decisions should be made in the context of the Company’s business objectives and the Board should ensure compliance with applicable laws and corporate governance requirements when designing and implementing policies and plans.

Risk Prudence	• The compensation structure must avoid incentives that would encourage unnecessary or excessive risks that could threaten the Company’s value.

Peer Group Development

The Company periodically benchmarks its executive compensation program and the compensation offered to Executive Directors against peer companies and monitors compensation levels and trends in the market.

The Compensation Committee determines which companies best reflect CNH Industrial’s competitors for customers, shareholders and talent. A key objective of our executive compensation program is to ensure that the total compensation package we provide to our Executive Directors is competitive with the companies against which we compete for executive talent.

Our Company has few direct business competitors, which makes it difficult to create a compensation peer group based on industry, revenues or market capitalization alone. The Compensation Committee strives to develop a peer group that best reflects all aspects of CNH Industrial’s business and considers the industries, size, diversity and other business characteristics of potential peers. While the Compensation Committee considered factors such as revenue and market capitalization to derive an appropriate group of peers, we believe that revenue is the more important metric over market capitalization.

Taking the above into account, the compensation peer group for the Chief Executive Officer (“CEO”) and the Chairman includes a blend of U.S. S&P 500 industrial and non-U.S. global industrial companies with revenues greater than $10 billion as shown in the table below. The peer group did not change from 2014, except for the removal of Scania AB, which was acquired by the Volkswagen Group.

2015 Compensation Peer Group

U.S. Companies	Non-U.S. Companies
Caterpillar Inc.	AB Volvo
Cummins	Continental AG
Deere & Co	Komatsu Ltd
Honeywell International	Man SE
Johnson Controls	Mitsubishi Heavy Industries, Ltd
Magna International
Navistar
Paccar
United Technologies Corp.

Chief Executive Officer

The competitive positioning of the compensation components for the CEO reflects a blend of the U.S. and non-U.S. peer groups. In 2013, when the current compensation of the CEO was approved by the Non-Executive Directors, CNH Industrial’s revenue size ranked in the 40th percentile of U.S. peers and 70th percentile of non-U.S. peers. Although the U.S. peers have combined Chairman and CEO roles, the positioning of our CEO compared to the U.S. peer group was compared to the 25th percentile in order to take in to consideration his CEO only role. The compensation positioning versus the non-U.S. peers for CEO-only roles was compared to the 75th percentile.

Executive Chairman

In addition to the peer group firms used for the CEO’s benchmark, companies with an Executive Chairman role separate from the CEO role were also reviewed and considered for the Chairman’s compensation benchmark.

Summary Overview of Remuneration Elements

The Executive Directors’ remuneration elements are simple and transparent in design, and, in short, consist of the following key elements:

Remuneration Element	Description	Strategic Role
Base Salary	Fixed cash compensation	Attracts and rewards high performing executives via market competitive pay
Short-Term Variable Pay

•     Performance objectives are annually predetermined and based on achievements of annual measures

•     Comprised of two equally weighted financial metrics: net income and net industrial cash flow

•     Target payout is 100% and maximum payout is 200% of base salary for both CEO and Chairman

•     Drives company-wide and individual performance

•     Rewards annual performance

•     Motivates executives to achieve performance objectives that are key to our annual operating and strategic plans

•     Aligns executives’ and shareholder interests

Long-Term Variable Pay

•     Based on achievement of publicly disclosed five-year financial targets

•     Performance criteria are comprised of equally weighted metrics: relative total shareholder return (TSR) and net income

•     Awards have three vesting opportunities, one-third each, after years three, four and five, based on cumulative results

•     Encourage executives to achieve multi-year strategic and financial objectives

•     Motivates executives to deliver sustained long-term growth

•     Aligns executives’ and shareholder interests through long-term value creation

•     Enhance retention of key talent

Pension and Post-Mandate

•     CEO: Company sponsored retirement savings programs, available to salaried employees

•     Chairman: Company pays social contribution fees mandatorily due under Swiss law and indemnifies Fiat Chrysler Automobiles N.V. (for which the Chairman serves as CEO) for a post-mandate benefit equivalent to five times the fixed annual compensation at the time of retirement.

Provides for employee welfare and retirement needs
Other Benefits

•     CEO: typical benefits such as a company car, medical insurance, accident insurance, and retiree healthcare benefits

•     Chairman: a portion of personal security personnel cost

•     CEO and Chairman: tax equalization

Customary fringe benefits necessary to be able to offer executives competitive benefits

2015 Remuneration of Executive Directors

Our executive compensation program is designed to align the interests of our Executive Directors with those of our shareholders to ensure prudent, short-term actions that will benefit the Company’s long-term value. It is designed to reward our executives based on the achievement of sustained financial and operating performance as well as demonstrated leadership. We aim to attract, engage, and retain high-performing executives who help us achieve immediate and future success and maintain our position as an industry leader. We support a shared, one-company mindset of performance and accountability to deliver on business objectives.

For the 2015 financial year, the compensation of Executive Directors consisted of both fixed and variable pay elements. In keeping with our philosophy of long-term shareholder value creation, the CEO’s total compensation for 2015 was 88% variable and 12% fixed. Similarly, the Chairman’s total compensation for 2015 was 87% variable and 13% fixed.

*

The long-term incentives component represents the 2015 share based expense value of their respective one-time grants awarded in 2014 covering the five-year performance period of 2014-2018. In regard to the CEO’s Performance Share Units, actual payment is dependent upon achievement of the designated cumulative financial objectives in years 2016, 2017, and 2018.

Fixed Component

Base salary is the only fixed component of our Executive Directors’ total cash compensation and is intended to provide market-competitive pay to attract and retain well qualified senior executives and expert leaders. Base salary is a fixed portion of compensation based on an individual’s skills, job responsibilities, experience, individual performance and competitive market data. The base salaries of our Executive Directors are evaluated together with other components of compensation to ensure that they are in line with our overall compensation philosophy and aligned with performance.

2015 Base Salary

Base salary did not change in 2015 for either of the Executive Directors. The CEO’s gross annual base salary is $1.3 million and the Chairman’s is CHF 1.55 million.

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

Annually, scenario analyses are carried out to examine the relationship between the performance criteria chosen and the possible outcomes of the variable remuneration of the Executive Directors. Such analysis was also carried out for the 2015 financial year, and the Company found a strong link between remuneration and performance and concludes that the chosen performance criteria are appropriate under both the short-term and long-term incentive components of total remuneration and support the Company’s strategic objectives.

OUR “ACHIEVE AND EARN” PHILOSOPHY REWARDS PERFORMANCE AND LEADERSHIP

The bonus elements and calculations for the Chairman and CEO follow the same “Achieve and Earn” philosophy as the company-wide Performance and Leadership Bonus Plan for all eligible employees.

Short-Term Incentives

The primary objective of short-term variable incentives is to focus on the business priorities for the current or following year. Executive Directors’ short-term variable incentive is based on achieving short-term (annual) financial and other designated objectives proposed by the Compensation Committee and approved by the Non-Executive Directors each year.

Our Methodology for Determining Annual Bonus Awards

*

The individual performance and leadership modifier is applicable to the CEO but not the Chairman. The Chairman evaluates the CEO’s performance and leadership each year. We use a nine-box matrix that correlates to the individual performance modifier.

In regards to the Executive Directors’ annual performance bonus determination, the Compensation Committee and the Non-Executive Directors:

•	approve the Executive Directors’ objectives and maximum allowable bonus;
•	select the choice and weighting of objectives;
•	set the stretch objectives;
•	review any unusual items that occurred in the performance year to determine the appropriate overall measurement of achievement of the objectives; and
•	approve the final bonus determination.

For the 2015 financial year, the Compensation Committee determined that the performance metrics used in 2014, net income and net industrial cash flow, prepared in accordance with U.S. GAAP, continue to be the most appropriate one-year performance measurements under the annual bonus plan for our Executive Directors. The two metrics, which were equally weighted at 50% each, were established utilizing challenging goals. Each objective is paid out independently.

The target incentive (which is 100% of base salary for both the CEO and the Chairman) corresponds to the Non-Executive Directors’ approved targets each year and are consistent with external guidance to investors. The threshold performance to earn any incentive is 90% of the specific target established. For both performance metrics, actual results must be achieved at 150% of the target, or greater, in order for the maximum payout of 200% of target to be achieved. Annual performance bonus eligibility is typically reviewed by the Compensation Committee and the Non-Executive Directors in a Board of Directors’ meeting each January in connection with the completion of the fourth quarter earnings release. For 2015, threshold, target, and maximum percentage opportunities for our CEO and Chairman did not change from 2014.

CEO Annual Bonus. For 2015, the Compensation Committee and the Non-Executive Directors determined that the results achieved warranted a performance bonus of $1.27 million for the CEO, which was approved. The table below sets out the company performance factors and applicable individual performance and leadership modifier that determined the CEO’s annual bonus amount:

2015 Annual Bonus Program

2015 Performance Metric	Weight	Threshold ($ million)	Target ($ million)	Maximum ($ million)	Company Performance – Actual ($ million)	Company Performance Factor	Individual Performance & Leadership Modifier
Net Income	50%	567	630	945	248	0%
Net Industrial Cash Flow*	50%	486	540	810	772	186%
Overall Company Performance Factor:						93%
CEO’s Individual Performance and Leadership Modifier:							105%
*	Net industrial cash flow is defined as net income plus depreciation and amortization, plus changes in working capital and other provisions, less capital expenditures.

Chairman Annual Bonus. In consultation with the Chairman and the Compensation Committee, the Non-Executive Directors approved that no annual performance bonus would be paid to the Chairman for the 2015 financial year.

In addition, upon proposal of the Compensation Committee, the Non-Executive Directors retain authority to grant annual bonuses to Executive Directors for specific transactions that are deemed exceptional in terms of strategic importance and effect on the Company’s results. This authority was not exercised with respect to the Company’s performance in 2015.

Discussion of 2015 Results

For the 2015 financial year, we achieved U.S. GAAP net income of $248 million and U.S. GAAP net industrial cash flow of $772 million. Although the net income threshold was not met due to the downturn in the market, the net industrial cash flow achievement was above target and reflects management’s discipline to realign production and inventories in line with the lower market demand.

Long-Term Incentives

Long-term incentive compensation is a critical component of our Executive Directors’ compensation program. It is in the shareholders’ interest that our executives foster a long-term view of the Company’s financial results. Long-term incentives are also an important retention tool that management and the Compensation Committee use to align the financial interests of executives and other key contributors with sustained shareholder value creation. We believe Executive Directors’ compensation should be aligned with shareholders’ interests.

In 2014, CNH Industrial introduced a new long-term incentive program (“LTIP”), covering a five-year performance period, from 2014 to 2018, consistent with the Company’s strategic horizon, under which equity awards can be granted to eligible individuals. The Chairman, CEO, Group Executive Council (“GEC”) key managers and select others may participate, which represents approximately 400 senior leaders across the two facets of the LTIP – Company Performance Plan and Individual Performance Plan. The award mix and level vary by position. For the CEO and Chairman, target LTIP percentages were benchmarked against both U.S. and non-U.S. peer group companies.

The Company performance component of the LTIP, measured by cumulative net income and relative TSR position among seven peers, provides opportunity for interim partial vesting after 2016 and 2017, and full vesting in 2018. The achieved awards vest in February following the performance period and once vesting has been determined, Performance Share Units (“PSUs”) convert to CNH Industrial shares. The CEO was awarded a one-time grant in 2014; the Chairman does not participate in this component of the LTIP.

The Individual performance component of the LTIP provides an award opportunity of restricted share units (“RSUs”) which vest over time, subject to continued employment with the Company at time of vesting. RSUs convert to CNH Industrial common shares upon vesting. The CEO does not participate in this component of the LTIP, whereas the Chairman was awarded a one-time grant of RSUs in 2014 with vesting spread over the five years, 2014-2018. Others eligible to participate in the individual performance component of the LTIP have an annual award opportunity of RSUs which vest one-third over three years.

Discussion of 2015 Equity Awards

No new equity grants were awarded to the Executive Directors in 2015. The awards granted in 2014 were one-time grants covering a five-year period, 2014-2018. In regards to the Chairman’s RSU award, the second installment vested on December 31, 2015, with 750,000 RSUs vesting.

Pension and Post-Mandate Provisions

The CEO participates in the Company sponsored retirement savings programs, available to salaried employees of CNH Industrial America LLC. For the Chairman, CNH Industrial N.V. pays social contribution fees mandatorily due under Swiss law and indemnifies Fiat Chrysler Automobiles N.V. (as the Chairman is the Chief Executive Officer of Fiat Chrysler Automobiles N.V.) for a fully vested “Top Hat” benefit equivalent of five times the fixed annual compensation at the time of retirement.

Other Benefits

We offer customary perquisites to our CEO and Chairman. The CEO is entitled to usual and customary fringe benefits such as a company car, medical insurance, accident insurance, and retiree healthcare benefits. A portion of the costs of personal security personnel dedicated to the Chairman are borne by the Company. The Compensation Committee may grant other benefits to the Executive Directors in particular circumstances such as tax equalization.

Tax Equalization

The Executive Directors, as a function of their global role in the Company, may be subject to tax on their employment income in multiple countries. As both the Chairman and CEO are subject to tax on their worldwide income in their respective home country, the Company engaged KPMG LLP to study the prevalent practice for handling incremental tax costs incurred by globally mobile executives. Based on that analysis, in 2015, the Non-Executive Directors decided to tax-equalize all of the employment earnings of the Executive Directors, including equity income, to their respective home country’s effective income tax and, if applicable, social contribution rates.

Stock Ownership

Our Board recognizes the critical role that executive stock ownership has in aligning the interests of management with those of shareholders. While we do not maintain a formal required stock ownership policy, as of the end of the 2015 financial year, our CEO’s stock holdings, when viewed as a multiple of his 2015 base salary, is in line with common market practice.

*

The multiple of 2.7 for the CEO shown above is based on shares held and excludes unvested outstanding shares and represents holdings as of December 31, 2015 using a stock price of $6.84. When considering unvested PSUs as well, the CEO’s stock ownership level is 18 times his base salary.

Recoupment of Incentive Compensation (Claw back Policy)

The Board is dedicated to maintaining and enhancing a culture focused on integrity and accountability. The Company’s Equity Incentive Plan (the “EIP”) defines the terms and conditions for any subsequent long-term incentive program. The Recoupment Policy in the EIP authorizes the Company to recover, or “claw back,” incentive compensation with the ability to retroactively make adjustments if any cash or equity incentive award is predicated upon achieving financial results and the financial results are subject to an accounting restatement.

Insider Trading Policy

The Company maintains a strict insider trading policy applicable to all directors, employees, members of the households and immediate family members (including spouse and children) of persons listed and other unrelated persons, if they are supported by the persons listed. The policy provides that the aforementioned individuals may not buy, sell or engage in other transactions in the Company’s stock while in possession of material non-public information; buy or sell securities of other companies while in possession of material non-public information about those companies they become aware of as a result of business dealings between the Company and those companies; disclose material non-public information to any unauthorized persons outside of the Company; or engage in hedging transactions through the use of certain derivatives, such as put and call options involving the Company’s securities. The policy also restricts trading to defined periods which follow the Company’s quarterly earnings releases.

Prohibition on Short Sales (Anti-Hedging)

To ensure alignment with shareholders interest and to further strengthen our compensation risk management policies and practice, the Company’s Insider Trading Policy prohibits all individuals to whom our Insider Trading Policy applies from engaging in a short sale of the Company’s or its subsidiaries’ securities and derivatives thereof such as options, puts, calls or warrants or any other financial instrument by which the above securities can be acquired or subscribed under any circumstance.

Remuneration for Non-Executive Directors

The remuneration of Non-Executive Directors is governed by the CNH Industrial N.V. Directors’ Compensation Plan, which was approved by the Company’s shareholders and is periodically reviewed by the Compensation Committee. The current remuneration for the Non-Executive Directors is shown in the table below.

Non-Executive Director Compensation	Total
Annual Cash Retainer	$125,000
Additional retainer for Audit Committee member	$25,000
Additional retainer for Audit Committee Chairman	$35,000
Additional retainer for member of other Board committees	$20,000
Additional retainer for Chairman of other Board committees	$25,000

Non-Executive Directors elect which portion of their annual retainer fee, committee membership and committee chair fee payments will be made in cash, common shares of CNH Industrial N.V., or options to purchase common shares. Remuneration of Non-Executive Directors is fixed and not dependent on the Company’s financial results. Non-Executive Directors are not eligible for variable compensation and do not participate in any Company incentive plans (collectively, the “Fees”).

Directors eligible to receive compensation under the CNH Industrial Directors’ Compensation Plan do not receive benefits upon termination of their service as directors.

Implementation of Remuneration Policy in 2016

If, and to the extent, any changes are made to 2016 remuneration, such changes will be in line with the approved policy.

The following table summarizes remuneration paid or accrued to Directors for the year ended December 31, 2015.

($ actual)	Office Held	In Office From/To	Salary / Annual Fee (cash)	Compensation / Annual Fee (Equity)	Bonus and Other Incentives (Non-Equity)	Non Monetary Compensation (Fringe Benefits)(1)	Pension & Similar Benefits	Total Remuneration
Directors of CNH Industrial N.V.
MARCHIONNE Sergio	Chairman	01/01/2015—12/31/2015	$1,610,477	$—	$—	$—	$1,285,553	$2,896,030
TOBIN Richard	CEO	01/01/2015—12/31/2015	1,313,342	—	1,270,000	14,732	160,843	2,758,917
TAMMENOMS BAKKER Jacqueline	Director	01/01/2015—12/31/2015	145,000	—	—	—	24,395	169,395
ELKANN John	Director	01/01/2015—12/31/2015	175,000	—	—	—	—	175,000
GEROWIN Mina	Director	01/01/2015—12/31/2015	108,750	31,665	—	—	17,745	158,160
GRIECO Maria Patrizia	Director	01/01/2015—12/31/2015	145,000	—	—	—	—	145,000
HOULE Léo W.	Director	01/01/2015—12/31/2015	145,000	—	—	—	—	145,000
KALANTZIS Peter	Director	01/01/2015—12/31/2015	170,000	—	—	—	—	170,000
LANAWAY John	Director	01/01/2015—12/31/2015	105,000	45,000	—	—	—	150,000
TABELLINI Guido	Director	01/01/2015—12/31/2015	125,000	—	—	—	—	125,000
THEURILLAT Jacques	Director	01/01/2015—12/31/2015	160,000	—	—	—	22,443	182,443
Total			$4,202,569	$76,665	$1,270,000	$14,732	$1,510,979	$7,074,945

(1)	Includes the use of transport for personal purposes.

Effective on September 20, 2013, 200,000 common shares were reserved for issuance under the CNH Industrial Directors’ Compensation Plan, as approved by shareholders.

Refer to “Item 6.E: Share Ownership” for the stock option and share activity for the year ended December 31, 2015 under the CNH Industrial Directors’ Compensation Plan and the predecessor companies’ plans adopted by CNH Industrial pursuant to the merger agreement terms and condition in September 2013.

Executive Officers’ Compensation

The aggregate amount of compensation paid to or accrued for executive officers that held office during 2015 was approximately $12.6 million, including $2.9 million of pension and similar benefits paid or set aside by us. The aggregate amounts included those paid to or accrued for 16 executives at December 31, 2015.

C. Board Practices

CNH Industrial is a company, organized under the laws of the Netherlands, and results from a business combination of Fiat Industrial S.p.A. and CNH Global N.V. consummated on September 29, 2013. CNH Industrial qualifies as a foreign private issuer under the applicable rules of the SEC and its common shares are listed on the NYSE and on the MTA.

We are subject to, among other things, the laws of the Netherlands and the laws and regulations applicable to foreign private issuers in the U.S., the Dutch Corporate Governance Code (the “Dutch Code”), the Sarbanes Oxley Act of 2002, the Dodd-Frank Act and the NYSE listing standards, which are of particular significance to our corporate governance. In accordance with the NYSE Listed

Company Manual, we are permitted to follow home country practice with regard to certain corporate governance standards. We describe the significant differences between our corporate governance practices and those required for domestic U.S. companies by the NYSE listing standards under “Item 16G. Corporate Governance”.

Board of Directors

We have a one-tier management structure (i.e. management board which may be comprised of both members having responsibility for our day-to-day operations, who are referred to as “executive directors”, and members not having such responsibility, who are referred to as “non-executive directors”). Pursuant to our Articles of Association, the Board of Directors may have three or more members. At the general meeting of shareholders held on September 9, 2013, the number of the members of the Board of Directors was set at eleven. The current directors were elected at the last annual general meeting of shareholders (“AGM”) on April 15, 2015. See “Item 6A. Directors, Senior Management and Employees” above. The term of office of the current Board of Directors will expire on April 15, 2016, the anticipated date of the Company’s next AGM at which shareholders will elect the Company’s directors for approximately a one-year term. Each director may be re-elected at any subsequent general meeting of shareholders. None of our directors have service contracts with the Company (or any subsidiary) providing for benefits upon termination of employment as a director.

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

The Audit Committee

The Company’s Audit Committee is responsible for assisting the Board of Directors’ oversight of: (i) the integrity of the Company’s financial statements, (ii) the Company’s policy on tax planning, (iii) the Company’s financing, (iv) the Company’s application of information and communication technology, (v) the systems of internal controls that management and the Board of Directors have established, (vi) the Company’s compliance with legal and regulatory requirements, (vii) the Company’s compliance with recommendations and observations of internal and external auditors, (viii) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest, (ix) the independent auditors’ qualifications, independence, remuneration and any non-audit services for the Company, (x) the performance of the Company’s internal audit function and of the independent auditors, (xi) risk management guidelines and policies, and (xii) the implementation and effectiveness of the Company’s ethics and compliance program.

The Audit Committee currently consists of Messrs. Theurillat (Chairman), Kalantzis and Lanaway. Under the Audit Committee Charter, the Audit Committee is elected by the Board of Directors, and is comprised of at least three members who may be appointed for terms of up to two years, each of whom must be a non-executive director. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company, (ii) to be “independent”, under the NYSE rules, Rule 10A-3 under the Exchange Act and the Dutch Code, and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee shall be a “financial expert” as defined in the rules of the SEC and best practice provisions of the Dutch Code. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors, which must be disclosed in the annual report on Form 20-F. Unless decided otherwise by the Audit Committee, the independent auditors of the Company, as well as the Chief Financial Officer of the Company, attend its meetings. See “Item 16A. Audit Committee Financial Expert” of this annual report on Form 20-F for additional information regarding Audit Committee financial expert.

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

D. Employees

Our business is, by its nature, labor intensive and this is reflected in the high number of hourly employees we employ. A large number of hourly employees are based in European countries. In particular, as of December 31, 2015, 27% of our total employees are based in Italy.

The following tables show the breakdown of the number of employees by segment and by region at December 31, 2015, 2014 and 2013:

(number)	2015	2014	2013
Agricultural Equipment	24,494	27,322	27,972
Construction Equipment	5,695	6,431	6,800
Commercial Vehicles	24,783	25,881	27,011
Powertrain	8,163	8,295	8,232
Financial Services	1,116	1,164	1,068
Other activities	140	114	109
Total	64,391	69,207	71,192

(number)	2015	2014	2013
EMEA	40,801	41,756	41,961
NAFTA	10,022	11,647	11,948
LATAM	8,812	10,485	12,081
APAC	4,756	5,319	5,202
Total	64,391	69,207	71,192

In the United States, unions represent a small portion of our production and maintenance employees. The collective bargaining agreement with the United Automobile, Aerospace and Agricultural Implement Workers of America, which represents approximately 1,000 of the hourly production and maintenance employees, continues through April 2016. In April of 2012, we ratified our contract with the International Association of Machinists and Aerospace Workers, which represents approximately 430 of our employees in Fargo, North Dakota. This contract expires in April 2018.

In Europe, most employees are covered by collective labor agreements (“CLAs”) stipulated either by a CNH Industrial subsidiary or by the employer association for the specific industry to which the CNH Industrial subsidiary belongs. In 2015, we renewed the CLA covering all CNH Industrial employees (excluding managers) in Italy. The Italy CLA covers pay and employment conditions in Italy and provides our Italian employees with a bonus opportunity tied to the achievement of productivity, quality and profitability targets within the Company’s strategic business plan. The Italy CLA will expire on December 31, 2018.

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

E. Share Ownership

Collectively, our Directors and Executive Directors own less than one percent of our outstanding common shares. The following table summarizes the number of CNH Industrial common shares our directors owned as of December 31, 2015:

(number)	Common Shares	Special Voting Shares
Sergio Marchionne	10,709,586	—
Richard Tobin	512,392	—
Mina Gerowin	2,208	—
Léo Houle	57,259	57,259
Peter Kalantzis	2,000	—
John Lanaway	35,576	23,859
Jacques Theurillat	17,892	—

 The following table summarizes outstanding stock options held by CNH Industrial Directors as of December 31, 2015 under the CNH Industrial Directors’ Compensation Plan for Non-Executive Directors, the CNH Global Directors’ Compensation Plan (“CNH DCP”) for Non-Executive Directors and the CNH Global Equity Incentive Plan (“CNH EIP”) for Executive Directors. In connection with the Merger, CNH Industrial assumed the sponsorship of the CNH DCP and the CNH EIP on September 29, 2013.

Stock options for Non-Executive Directors expire upon the earlier of (i) ten years after the grant date; or (ii) six months after the date an individual ceases to be a director.

	Grant Date	Exercise Price	Gerowin	Houle	Lanaway	Theurillat	Tobin (1)	Total
Beginning Balance as of January 1, 2015
(automatic option)	4/7/2006	5.96	—	18,604	18,604	—	—	37,208
	10/3/2006	4.80	—	20,835	—	—	—	20,835
	12/29/2006	5.91	—	16,942	—	4,233	—	21,175
	3/30/2007	8.18	—	12,226	—	3,054	—	15,280
	6/30/2007	10.96	—	9,129	—	2,281	—	11,410
	9/28/2007	13.02	—	7,682	—	1,917	—	9,599
	12/27/2007	14.28	—	7,001	—	—	—	7,001
	3/19/2008	10.77	—	9,286	—	—	—	9,286
	6/17/2008	9.15	—	10,940	—	—	—	10,940
	4/30/2010	6.82	—	—	—	—	234,824	234,824
	4/29/2011	10.15	—	—	—	—	189,183	189,183
	9/28/2012	8.78	—	—	—	—	483,468	483,468
	12/28/2013	11.33	6,402	—	—	—	—	6,402
	3/28/2014	11.26	6,442	—	—	—	—	6,442
	6/26/2014	10.25	7,073	—	—	—	—	7,073
	9/24/2014	7.82	9,271	—	—	—	—	9,271
	12/28/2014	8.26	8,777	—	—	—	—	8,777
Beginning Total			37,965	112,645	18,604	11,485	907,475	1,088,174
– Vested/Not Exercised			37,965	112,645	18,604	11,485	746,318	927,017
– Not Vested			—	—	—	—	161,157	161,157

Options Exercised in 2015
	04/30/2010						234,824	234,824
			—	—	—	—	234,824	234,824

Granted in 2015
	4/14/2015	8.25	4,394					4,394
	7/13/2015	9.52	3,808					3,808
			8,202	—	—	—	—	8,202

Options Expired in 2015			—	—	—	—	—	—
			—	—	—	—	—	—

Ending Balance as of December 31, 2015
(automatic option)	04/07/2006	5.96	—	18,604	18,604	—	—	37,208
	10/03/2006	4.80	—	20,835	—	—	—	20,835
	12/29/2006	5.91	—	16,942	—	4,233	—	21,175
	03/30/2007	8.18	—	12,226	—	3,054	—	15,280
	06/30/2007	10.96	—	9,129	—	2,281	—	11,410
	09/28/2007	13.02	—	7,682	—	1,917	—	9,599
	12/27/2007	14.28	—	7,001	—	—	—	7,001
	03/19/2008	10.77	—	9,286	—	—	—	9,286
	06/17/2008	9.15	—	10,940	—	—	—	10,940
	04/29/2011	10.15	—	—	—	—	189,183	189,183
	09/28/2012	8.78	—	—	—	—	483,468	483,468
	12/28/2013	11.33	6,402	—	—	—	—	6,402
	03/28/2014	11.26	6,442	—	—	—	—	6,442
	06/26/2014	10.25	7,073	—	—	—	—	7,073
	09/24/2014	7.82	9,271	—	—	—	—	9,271
	12/28/2014	8.26	8,777	—	—	—	—	8,777
	4/14/2015	8.25	4,394	—	—	—	—	4,394
	7/13/2015	9.52	3,808	—	—	—	—	3,808

Closing Total			46,167	112,645	18,604	11,485	672,651	861,552
– Vested/Not Exercised			46,167	112,645	18,604	11,485	672,651	861,552
– Not Vested			—	—	—	—	—	—

(1)	Options granted on 4/29/2011 and 9/28/2012 will expire on 2/26/2017 and 2/24/2018, respectively.

The following table summarizes unvested performance share units held by Executive Directors as of December 31, 2015. In connection with the Merger, the performance targets for those performance share units granted prior to the Merger had been deemed to be met and the units vested in February 2015.

	Grant Date	Weighted Average Fair Market Value	Tobin	Marchionne	Total
Beginning Balance as of January 1, 2015
	9/30/2010	USD 7.47	116,275		116,275
	1/1/2012	USD 8.09	365,103		365,103
	4/5/2012	EUR 7.795		1,000,000	1,000,000
	6/9/2014	USD 9.52	2,955,000		2,955,000
Beginning Total			3,436,378	1,000,000	4,436,378

Vested in 2015	4/5/2012	EUR 7.795		1,000,000	1,000,000
	1/1/2012	USD 8.09	365,103		365,103
	9/30/2010	USD 7.47	116,275		116,275
			481,378	1,000,000	1,481,378
Ending Balance as of December 31, 2015					-
	6/9/2014	USD 9.52	2,955,000		2,955,000
Ending Total			2,955,000	-	2,955,000

The following table summarizes unvested restricted share units held by Executive Directors as of December 31, 2015:

	Note	Grant Date	Weighted Average Fair Market Value	Tobin	Marchionne	Total
Beginning Balance as of January 1, 2015
		04/05/2012	EUR 7.795	-	366,666	366,666
		06/09/2014	USD 10.41		2,250,000	2,250,000
Beginning Total				-	2,616,666	2,616,666

Vested in 2015		04/05/2012	EUR 7.795	-	366,666	366,666
	(1)	06/09/2014	USD 10.41		750,000	750,000
				-	1,116,666	1,116,666
Ending Balance as of December 31, 2015
		06/09/2014	USD 10.41	-	1,500,000	1,500,000
Ending Total				-	1,500,000	1,500,000

(1)	The shares vested on December 31, 2015 and were exercised on February 8, 2016.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

As of January 31, 2016, our outstanding capital stock consisted of common shares and special voting shares, with each having a par value of €0.01 per share. As of January 31, 2016, there were 1,362,071,398 common shares and 413,223,699 special voting shares outstanding.

The following table sets forth information with respect to beneficial ownership of our common shares and special voting shares by persons known by us to beneficially own 3% or more of combined voting power as a result of their ownership of common shares and special voting shares as of January 31, 2016.

Name of Beneficial Owner	Number of Common Shares Owned	Percent of Common Shares(a)	Special Voting Shares(b)	Percent of Combined Voting Power(c)
EXOR S.p.A.	366,927,900	26.9%	366,927,900	41.3%
Harris Associates LP	185,027,203	13.6%	—	10.4%
Southeastern Asset Management, Inc.	55,104,929	4.0%	—	3.1%

(a)

There were 1,362,071,398 common shares outstanding as of January 31, 2016. The “Percent of Common Shares” was calculated by using the publicly disclosed number of beneficially owned shares as the numerator, respectively, and the number of the Company’s outstanding common shares as of January 31, 2016 as the denominator.

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

(c)

Combined voting power represents common shares and the special voting shares. The “Percent of Combined Voting Power” was calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by the shareholder and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of January 31, 2016. There were 1,775,295,097 common shares and special voting shares outstanding at January 31, 2016.

As of January 31, 2016, EXOR S.p.A.’s voting power in CNH Industrial was approximately 41.3%. EXOR S.p.A., through its voting power, has the ability to significantly influence the decisions submitted to a vote of our shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness.

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

At January 31, 2016, there were 529 registered holders of our common stock in the United States, including 181 shareholders holding special voting shares. As of January 31, 2016, registered holders in the United States held 11,533,521 common shares and 11,424,217 special voting shares.

B. Related Party Transactions

Our related parties are primarily EXOR S.p.A. and the companies belonging to the EXOR Group including FCA and its subsidiaries and affiliates and Ferrari N.V. and its subsidiaries and affiliates. As of January 31, 2016, EXOR S.p.A. holds approximately 41.3% of our voting power and has the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates which CNH Industrial has a significant influence over or that are jointly controlled. See “Note 20: Related Party Information” in the notes to our consolidated financial statements for the year ended December 31, 2015 for further information.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for a list of the financial statements filed with this annual report.

B. Significant Changes

On March 4, 2016, the Board of Directors recommended to the shareholders a dividend of €0.13 per common share, totaling approximately €177 million. The proposal is subject to the approval of the Company’s shareholders at the Annual General Meeting of shareholders to be held on April 15, 2016.

Item 9.	The Offer and Listing

A. Offer and Listing Details

On September 30, 2013, our common shares began trading on the NYSE under the symbol “CNHI” and the MTA under the symbol “CNHI.MI”. The following table provides the high and low closing prices of our common shares as reported on the NYSE and the MTA for each of the periods indicated:

Common Share Price

	NYSE		MTA
	High	Low	High	Low
	(USD)		(Euro)
Most recent six months:
February 2016	$6.67	$5.92	€6.01	€5.06
January 2016	$6.60	$5.76	€6.19	€5.15
December 2015	$7.33	$6.74	€6.66	€6.05
November 2015	$7.31	$6.41	€6.80	€5.81
October 2015	$7.37	$6.49	€6.33	€5.65
September 2015	$7.69	$6.38	€6.76	€5.57
Year ended December 31, 2015:
First Quarter	$8.52	$7.18	€7.30	€5.95
Second Quarter	$9.48	$7.91	€8.22	€7.29
Third Quarter	$9.64	$6.38	€8.67	€5.57
Fourth Quarter	$7.37	$6.41	€6.80	€5.65
Full Year	$9.64	$6.38	€8.67	€5.57
Year ended December 31, 2014:
First Quarter	$11.61	$9.94	€8.58	€7.38
Second Quarter	$11.77	$10.19	€8.48	€7.49
Third Quarter	$10.24	$7.61	€7.53	€5.93
Fourth Quarter	$8.36	$7.46	€6.76	€5.91
Full Year	$11.77	$7.46	€8.58	€5.91
Year ended December 31, 2013ˡ:	$11.90	$10.19	€8.59	€7.39

ˡ Our common shares began trading on the NYSE and the MTA on September 30, 2013.

On February 29, 2016, the last reported sales price of our common shares as reported was $6.63 per share on the NYSE and €6.01 per share on the MTA.

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

Corporate Registration and Objectives

CNH Industrial N.V. (the “Company” or “CNH Industrial”) is incorporated under the laws of the Netherlands, and our principal office is located at 25 St. James’s Street, London SW1A 1HA, United Kingdom. We are registered at the U.K. Companies House under foreign company number FC031116 BR016181 and the Commercial Register kept at the Chamber of Commerce in Amsterdam, the Netherlands under file number 56532474.

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

The general meeting of shareholders shall appoint the directors. The general meeting of shareholders shall determine whether a director is an executive director or a non-executive director. The term of office of all directors will be for a period of approximately one (1) year after appointment, such period expiring on the day the annual general meeting of shareholders is held in the following calendar year. Each director may be reappointed at any subsequent general meeting of shareholders.

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

The Company shall not grant its directors any personal loans, guarantees or the like unless in the normal course of business, with respect to executive directors on terms applicable to Company personnel as a whole, and after approval of the Board of Directors.

Members of the Board of Directors are not subject to an age limitation arising from the Articles of Association. In addition, there is no minimum or maximum number of shares to be owned in order to qualify as a director of the Company.

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

Our Board of Directors must approve our annual accounts and make them available to the shareholders for inspection at our offices within four months after the end of our fiscal year. During this period, including any extension, the Board of Directors must submit the annual accounts to the shareholders for adoption by the general meeting. When our shareholders adopt the annual accounts approved by the Board of Directors, they may discharge the members of the Board of Directors from potential liability with respect to the exercise of their duties during the fiscal year covered by the accounts. This discharge may be given subject to such reservations as the shareholders deem appropriate and is subject to a reservation of liability required under the laws of the Netherlands. Examples of reservations of liability required by the laws of the Netherlands include: (1) liability of members of management boards and supervisory boards upon the bankruptcy of a company; and (2) general principles of reasonableness and fairness. Under the laws of the Netherlands, a discharge of liability does not extend to matters not shown in the annual accounts or otherwise not properly disclosed to the shareholders. The annual accounts are made available through our website to our shareholders for review on the day that the notice convening the annual general meeting of shareholders is posted to our website.

The Board of Directors has established a procedure to ensure that the Company’s employees (and third parties) have the possibility to report alleged irregularities of a general, operational and financial nature with the Company. The Company’s compliance helpline is managed by an independent third party. Reports may be submitted through a dedicated web portal (www.cnhindustrialcompliancehelpline.com), by phone (to a call center managed by a third party), or to a Company representative. Where legally permissible, reports may be submitted on an anonymous basis. In addition, where legally required, the nature of the reports may be limited to certain subject matters. The Company investigates reports submitted and, in appropriate cases, implements corrective and/or disciplinary actions.

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

Loyalty Voting Structure. In connection with the Merger, CNH Industrial implemented a loyalty voting structure, pursuant to which the former shareholders of each of Fiat Industrial S.p.A. and CNH Global N.V. were able to elect to receive one CNH Industrial special voting share for each CNH Industrial common share they were entitled to receive in the Merger, provided that they fulfilled the requirements described in the terms and conditions of the special voting shares. The CNH Industrial common shares held by shareholders that elected to receive loyalty shares were registered in the Company’s Loyalty Register. Following this registration, a corresponding number of special voting shares were allocated to such shareholders, and the additional voting rights could be exercised at the first CNH Industrial shareholders’ meeting which followed the registration. By signing an election form, whose execution was necessary to elect to receive special voting shares, shareholders also agreed to be bound by the terms and conditions thereof, including the transfer restrictions described below. The terms and conditions applicable to special voting shares are available on our web site (www.cnhindustrial.com).

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

For a period of five years from September 28, 2013, the Board of Directors has been irrevocably authorized by the shareholders to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set forth in the Articles of Association. For a period of five years from September 29, 2013, the Board of Director has been irrevocably authorized by the shareholders to issue common shares of the Company, which authorization is limited to 15% of the total number of common shares. In addition, and without application of the 15% limitation, the Board of Directors is authorized to issue common shares and grant rights to subscribe for common shares in the capital of the Company pursuant to equity incentive plans sponsored by the Company’s predecessors (Fiat Industrial S.p.A. and CNH Global N.V.) and new equity incentive or compensation plans.

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

On March 4, 2016, the Board of Directors recommended that a dividend, in the amount of €0.13 per share, be paid to the holders of our common shares.

Other than as described above, our Articles of Association do not include any redemption provisions or provide for any sinking or similar fund.

General Meetings of Shareholders and Voting Rights

Annual General Meeting of Shareholders

An annual general meeting of shareholders must be held within six months from the end of CNH Industrial’s preceding financial year. The purpose of the annual general meeting of shareholders is to discuss, among other things, the annual report, the adoption of the annual accounts, allocation of profits (including the proposal to distribute dividends), release of members of the Board of Directors from liability for their management and supervision, appointment of directors and other proposals brought up for discussion or vote by the Board of Directors.

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

Convocation Notice and Agenda

General meetings of shareholders can be convened by a notice, specifying the subjects to be discussed, the place and the time of the meeting and admission and participation procedure, issued at least 42 days before the meeting. All convocations, announcements, notifications and communications to shareholders must be made on the company’s corporate website in accordance with the relevant provisions of Dutch law. The agenda for a general meeting may contain the items requested by such number of shareholders who, by law, are entitled to make such proposals. Requests must be made in writing, including the reasons for adding the relevant item on the agenda, and received by the Board of Directors at least 60 days before the day of the meeting.

Admission and Registration

Each shareholder entitled to vote shall be authorized to attend the general meeting of shareholders, to address the general meeting and to exercise its voting rights. The Board of Directors shall set a record date, which shall be the 28th day prior to the date of the general meeting, so as to establish which shareholders are entitled to attend and vote at the general meeting. Only holders of shares at such record date are entitled to attend and vote at the general meeting. The convocation notice for the meeting shall state the record date and the manner in which the persons entitled to attend the general meeting may register and exercise their rights.

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

At the Annual General Meeting (the “AGM”) held on April 15, 2015, shareholders granted the Board of Directors the authority to repurchase up to a maximum of 10% of the Company’s common shares outstanding at the same date. The authorization is an instrument available to the Board of Directors, but places no obligation on the Company to repurchase its own shares. Under the authorization, which is valid for a period of 18 months from the date of the AGM and therefore up to and including October 14, 2016, the Board may repurchase the Company’s common shares in accordance with applicable regulations at a price not to exceed 10% of the market price reported on the stock exchange through which the repurchase(s) are made - NYSE and/or the MTA, the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of the selected stock exchange.

Refer to “Item 16E: Purchase of Equity Securities by the Issuer and Affiliated Purchasers” for additional details of anticipated stock repurchases by the Company.

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

For a discussion of the Company’s equity plans, please see “Note 16: Share-Based Compensation” to our consolidated financial statements for the year ended December 31, 2015.

D. Exchange Controls.

Under existing laws of the Netherlands, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company.

E. Taxation.

United States Federal Income Taxation

This section summarizes the material U.S. federal income tax consequences of the ownership and disposition of CNH Industrial stock by a U.S. Shareholder (as defined below). It applies solely to persons that hold shares as capital assets for U.S. federal income tax purposes. This section does not apply to members of a special class of holders subject to special rules, including:

•	a dealer in securities or foreign currencies;
•	regulated investment companies;
•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;
•	a tax-exempt organization;
•	a bank, financial institution, or insurance company;
•	a person liable for alternative minimum tax;
•	a person that actually or constructively owns 10% or more, by vote or value, of CNH Industrial;
•	a person that holds shares as part of a straddle or a hedging, conversion, or other risk reduction transaction for U.S. federal income tax purposes;
•	a person that acquired shares pursuant to the exercise of employee stock options or otherwise as compensation; or
•	a person whose functional currency is not the U.S. dollar.

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

For the purposes of this discussion, a “U.S. Shareholder” is a beneficial owner of shares that is:

•	an individual that is a citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States;
•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
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

Receipt of Special Voting Shares

If a U.S. Shareholder receives special voting shares after requesting its shares be held on the Loyalty Register, the tax consequences of the receipt of special voting shares is unclear. While distributions of stock are tax-free in certain circumstances, it is possible that the distribution of special voting shares could be treated as a distribution subject to tax as described above in “—Taxation of Dividends” if such distribution were considered to result in a “disproportionate distribution.” If the distribution of special voting shares were so treated, the amount of the distribution should equal the fair market value of the special voting shares received. Because, among other things, the special voting shares are not transferrable and a U.S. Shareholder will receive amounts in respect of the special voting shares only if CNH Industrial is liquidated, CNH Industrial believes and intends to take the position that the value of each special voting share is minimal. However, because the fair market value of the special voting shares is factual and is not governed by any guidance that directly addresses such a situation, the IRS could assert that the value of the special voting shares (and thus the amount of the distribution) as determined by CNH Industrial is incorrect.

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

PFIC Considerations

CNH Industrial believes that shares of its stock are not stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. If CNH Industrial were to be treated as a PFIC, unless a U.S. Shareholder elects to be taxed annually on a mark-to-market basis with respect to its common shares (as discussed below), any gain realized on the sale or other disposition of CNH Industrial stock would in general not be treated as a capital gain. Instead, if you are a U.S. Shareholder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over a U.S. Shareholder’s holding period for its CNH Industrial stock and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to CNH Industrial each such year. With certain exceptions, CNH Industrial stock will be treated as stock in a PFIC if CNH Industrial was a PFIC at any time during a U.S.

Shareholder’s holding period in its shares. Dividends received from CNH Industrial will not be eligible for the special tax rates applicable to qualified dividend income if CNH Industrial is treated as a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

If CNH Industrial were to be treated as a PFIC for any taxable year and provided that CNH Industrial common shares are treated as “marketable stock” within the meaning of applicable Treasury Regulations, which CNH Industrial believes will be the case, a U.S. Shareholder may make a mark-to-market election with respect to such U.S. Shareholder’s common shares. Under a mark-to-market election, any excess of the fair market value of the CNH Industrial common shares at the close of any taxable year over the U.S. Shareholder’s adjusted tax basis in the CNH Industrial common shares is included in the U.S. Shareholder’s income as ordinary income. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. In addition, the excess, if any, of the U.S. Shareholder’s adjusted tax basis at the close of any taxable year over the fair market value of the CNH Industrial common shares is deductible in an amount equal to the lesser of the amount of the excess or the amount of the net mark-to-market gains that the U.S. Shareholder included in income in prior years. A U.S. Shareholder’s tax basis in CNH Industrial common shares would be adjusted to reflect any such income or loss. Gain realized on the sale, exchange or other disposition of CNH Industrial common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of CNH Industrial common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Shareholder

Material U.K. Tax Consequences

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

This section applies only to shareholders of CNH Industrial that are U.S. Shareholders, that are not resident or domiciled in the U.K., that are not individuals temporarily non-resident in the U.K. for a period of less than five complete tax years, that hold their shares as an investment, and that are the absolute beneficial owner of both the shares and any dividends paid on them. This section does not apply to members of any special class of shareholders subject to special rules, such as:

•	a pension fund;
•	a charity;
•	persons acquiring their shares in connection with an office or employment;
•	a dealer in securities;
•	an insurance company; or
•	a collective investment scheme.

In addition, this section may not apply to:

•

any shareholders that, either alone or together, with one or more associated persons, such as personal trusts and connected persons, control directly or indirectly at least 10% of the voting rights or of any class of share capital of CNH Industrial; or

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

Some non-U.K.-resident individual shareholders of CNH Industrial common shares will be entitled to a non-repayable U.K. tax credit equal to one-ninth of the amount of the dividend received and brought into the charge to tax including any foreign tax withheld (or 10% of the aggregate of that dividend and tax credit). The U.K. government has issued a consultation draft legislation which would abolish the tax credit for dividends arising, or made, or treated as made, on or after April 6, 2016.

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

Dividend Withholding Tax

CNH Industrial is generally required to withhold Dutch dividend withholding tax at a rate of 15 percent from dividends distributed by it. The competent authorities of the United Kingdom and the Netherlands have ruled that CNH Industrial is resident of the United Kingdom for the application of the tax treaty as concluded between the Netherlands and the United Kingdom. Consequently payments made by CNH Industrial on the common shares and or the special voting shares to non-resident shareholders may be made free from Dutch dividend withholding tax.

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

I. Subsidiary Information.

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

We are exposed to the following financial risks connected with our operations:

•	credit risk related to our financing activities;
•	market risk (primarily exchange rates and interest rates).

We attempt to actively manage these risks.

The quantitative data reported in the following sections does not have any predictive value. In particular, the sensitivity analysis on market risks does not reflect the complexity of the market or the reaction, which may result from any changes that are assumed to take place.

Credit Risk

The maximum credit risk to which we were theoretically exposed at December 31, 2015 is represented by the carrying amounts stated for financial assets in the statement of financial position and the nominal value of the guarantees provided on liabilities or commitments to third parties.

Dealers and final customers are subject to specific assessments of their creditworthiness under a detailed scoring system. In addition to carrying out this evaluation process, we may also obtain financial and non-financial guarantees for risks arising from credit granted for the sale of commercial vehicles, agricultural equipment and construction equipment. These guarantees are further secured, where possible, by retention of title clauses or specific guarantees on financed vehicle sales to the distribution network and on vehicles assigned under finance leasing agreements.

Balances which are objectively uncollectible either in part or for the whole amount are written down on a specific basis if they are individually significant. The amount of the write-down takes into account an estimate of the recoverable cash flows and the date of receipt, the costs of recovery, and the fair value of any guarantees received. Impairment losses are recognized for receivables that are not written down on a specific basis, but rather determined based on historical experience and statistical information.

Receivables for financing activities amounted to $19,001 million at December 31, 2015 ($21,472 million at December 31, 2014) containing balances totaling $552 million ($650 million at December 31, 2014) that have been written down. In addition, balances totaling $337 million ($381 million at December 31, 2014) were either past due or in nonaccrual status. In the event of installment payments, even if only one installment is overdue, the whole amount of the receivable is classified as such.

Trade receivables totaling $580 million at December 31, 2015 ($1,054 million at December 31, 2014) contain balances totaling $174 million ($207 million at December 31, 2014) that have been written down.

Currency Risk

We are exposed to risk resulting from changes in exchange rates, which can affect our earnings and equity.

Where one of our subsidiaries incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the operating profit/(loss) of that company. In 2015, the total net trade flows exposed to currency risk amounted to the equivalent of 17% of our turnover (18% in 2014). The principal exchange rates to which we are exposed are the following:

•	USD/EUR, in relation to the production/purchases of Agricultural Equipment and Construction Equipment in the euro area and to sales in dollars made by Commercial Vehicles;
•	USD/BRL and EUR/BRL, in relation to production in Brazil and the respective import/export flows;
•	USD/AUD, mainly in relation to sales made by Agricultural Equipment and Construction Equipment in Australia;
•	EUR/GBP, predominately in relation to sales on the U.K. market.

Trade flows exposed to changes in these exchange rates in 2015 made up approximately 70% of the exposure to currency risk from trade transactions.

It is our policy to use derivative financial instruments to hedge a certain percentage, on average between 55% and 85%, of the forecasted trading transaction exchange risk exposure for the coming 12 months (including risk beyond that date where it is believed to be appropriate) and to hedge completely the exposure resulting from firm commitments.

Certain subsidiaries may hold trade receivables or payables denominated in a currency different from the subsidiary’s functional currency. In addition, in a limited number of cases, subsidiaries may obtain financing or use funds in a currency different from their functional currency. Changes in exchange rates may result in exchange gains or losses arising from these situations. It is our policy to hedge fully, whenever possible, the exposure resulting from receivables, payables, and securities denominated in foreign currencies different from the subsidiary’s functional currency.

Certain of our subsidiaries are located in countries outside of the United States. As our reporting currency is the U.S. dollar, the income statements of those subsidiaries are converted into U.S. dollars using the average exchange rate for the period, and while revenues and margins are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs, and the results reported in U.S. dollars.

The assets and liabilities of consolidated companies whose functional currency is different from the U.S. dollar may acquire converted values in U.S. dollars which differ as a function of the fluctuation in exchange rates.

We monitor our principal exposure to conversion exchange risk, although there was no specific hedging in place at December 31, 2015. There were no substantial changes in 2015 in the nature or structure of exposure to currency risk or in our hedging policies.

Sensitivity Analysis

The potential loss in fair value of derivative financial instruments held for currency risk management (currency swaps/forwards, currency options, interest rate and currency swaps) at December 31, 2015 resulting from a hypothetical change of 10% in the exchange rates amounts to approximately $258 million ($255 million at December 31, 2014). The valuation model for currency options assumes that market volatility at year-end remains unchanged.

Receivables, payables, and future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

Interest Rate Risk

Our Industrial Activities make use of external funds obtained in the form of financing and invest in monetary and financial market instruments. In addition, we sell receivables. Changes in market interest rates can affect the cost of financing, including the sale of receivables, or the return on investments of funds, causing an impact on the level of net financial expenses incurred by us.

In addition, Financial Services provides loans (mainly to customers and dealers), financing themselves primarily using various forms of external borrowings or asset-backed financing (e.g., securitization of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing/funding obtained, changes in the current level of interest rates can affect our operating profit.

In order to mitigate these risks, we use interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements.

Sensitivity Analysis

In assessing the potential impact of changes in interest rates, we separate fixed rate financial instruments (for which the impact is assessed in terms of fair value) from floating rate financial instruments (for which the impact is assessed in terms of cash flows).

The fixed rate financial instruments used by us consist of retail receivables, debt, ABS securities, and other instruments.

The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2015, resulting from a hypothetical, unfavorable and instantaneous change of 10% in market interest rates, would have been approximately $15 million (approximately $25 million at December 31, 2014).

Floating rate financial instruments consist principally of cash and cash equivalents, wholesale receivables, debt, and ABS securities. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.

A hypothetical change of 10% in short-term interest rates at December 31, 2015, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have caused increased net expenses before taxes, on an annual basis, of approximately $5 million (approximately $5 million at December 31, 2014).

This analysis is based on the assumption that there is a hypothetical change of 10% in interest rates across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures
(a)	Disclosure Controls and Procedures

Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2015 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)	Changes in Internal Control

No change to our internal control over financial reporting occurred during the year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management believes that, as of December 31, 2015, the Company’s internal control over financial reporting was effective.

The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. That report is included herein.

(d)	Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CNH Industrial N.V.

We have audited CNH Industrial N.V.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). CNH Industrial N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, CNH Industrial N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of CNH Industrial N.V. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2015 of CNH Industrial N.V and subsidiaries and our report dated March 4, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, Illinois

March 4, 2016

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that members of the audit committee, namely, Peter Kalantzis, John Lanaway, and Jacques Theurillat, are each an audit committee financial expert. All are independent directors under the NYSE standards.

Item 16B.	Code of Ethics

We have adopted a code of ethics which is applicable to all employees including our principal executive officer, principal financial officer and the principal accounting officer and controller. This code of ethics is posted on our website,

www.cnhindustrial.com, and may be found as follows: from our main page, first click on “Governance” and then on “Code of Conduct.”

Item 16C.	Principal Accountant Fees and Services

Ernst & Young LLP, the member firms of Ernst & Young and their respective affiliates (collectively, the “Ernst & Young Entities”) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2015 and 2014. We incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2015 and 2014, respectively:

	2015	2014
Audit fees	$9,393,000	$11,243,000
Audit-related fees	1,189,000	545,000
Other fees	77,000	401,000
Total	$10,659,000	$12,189,000

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

Audit Committee’s Pre-Approval Policies and Procedures

Our Audit Committee nominates and engages our independent registered public accounting firm to audit our consolidated financial statements. Our Audit Committee has a policy requiring management to obtain the Audit Committee’s approval before engaging our independent registered public accounting firm to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee reviews and pre-approves (if appropriate) specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and any other services that may be performed by our independent registered public accounting firm. During the year ended December 31, 2015, all audit and non-audit services provided by our independent registered public accounting firm were pre-approved in accordance with such policies and procedures.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

On January 29, 2016, we announced a buy-back program to repurchase up to $300 million in common shares from time to time, subject to market and business conditions, as previously authorized at the Annual General Meeting held on April 15, 2015. The purchases are carried out on the MTA, in compliance with applicable rules and regulations, subject to (i) a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA plus 10% (maximum price) and (ii) a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA minus 10% (minimum price).

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

NYSE rules require a domestic U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement, although we do have a Compensation Committee and a Governance and Sustainability Committee. Our Compensation Committee Charter states that a maximum of one member of the Compensation Committee may not be independent. One of the four members of the Compensation Committee is considered non-independent under the NYSE standards. In addition, the Dutch Code provides that the Compensation Committee may not be chaired by a member of the management board of another listed company. The composition of the Compensation Committee is such that its chairman is also an executive director of the board of directors of another listed company (which, however, operates in a different industry). Our Governance and Sustainability Committee Charter states that a maximum of two members of the Governance and Sustainability Committee may not be independent. Two of the three members of the Governance and Sustainability Committee are considered non-independent under the NYSE standards.

In contrast to NYSE rules applicable to U.S. companies, which require that external auditors be appointed by the Audit Committee, the general rule under Dutch law is that external auditors are appointed by the company’s general meeting of shareholders. In accordance with the requirements of Dutch law, the appointment and removal of our independent registered public accounting firm must be resolved upon by our general meeting of shareholders. We seek to follow best practices as contemplated by the NYSE standards by vesting in our Audit Committee responsibility for the recommendation to the shareholders of the appointment and compensation of the independent registered public accounting firm. Our Audit Committee also oversees and evaluates the work of our independent registered public accounting firm.

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

Not applicable.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CNH Industrial N.V.

We have audited the accompanying consolidated balance sheets of CNH Industrial N.V. and subsidiaries (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CNH Industrial N.V. and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information in Note 21 to the consolidated financial statements for “Industrial Activities” and “Financial Services” is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information as of December 31, 2015 and 2014 and for the years then ended has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CNH Industrial N.V.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 4, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, Illinois

March 4, 2016

CNH INDUSTRIAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2015, 2014 and 2013

	2015	2014	2013
	(in millions)
Revenues
Net sales	$24,677	$31,196	$32,632
Finance and interest income	1,235	1,359	1,204
Total Revenues	$25,912	$32,555	$33,836
Costs and Expenses
Cost of goods sold	$20,357	$25,534	$26,551
Selling, general and administrative expenses	2,317	2,925	3,094
Research and development expenses	856	1,106	1,222
Restructuring expenses	84	184	71
Interest expense	1,106	1,318	1,196
Other, net	625	399	328
Total Costs and Expenses	$25,345	$31,466	$32,462
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	567	1,089	1,374
Income taxes	360	467	671
Equity in income of unconsolidated subsidiaries and affiliates	41	86	125
Net income	248	708	828
Net income (loss) attributable to noncontrolling interests	(5)	(2)	151
Net income attributable to CNH Industrial N.V.	$253	$710	$677
Earnings per share attributable to common shareholders
Basic	$0.19	$0.52	$0.54
Diluted	$0.19	$0.52	$0.54

Cash dividends declared per common share	$0.214	$0.277	$0.293

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2015, 2014 and 2013

	2015	2014	2013
	(in millions)
Net income	$248	$708	$828
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on cash flow hedges	120	(166)	94
Changes in retirement plans’ funded status	158	(282)	87
Foreign currency translation	(359)	125	(510)
Unrealized loss on available for sale securities	—	—	(1)
Share of other comprehensive loss of entities using the equity method	(47)	(44)	(23)
Other comprehensive loss, net of tax	(128)	(367)	(353)
Comprehensive income	120	341	475
Less: comprehensive income (loss) attributable to noncontrolling interests	(7)	(6)	132
Comprehensive income attributable to CNH Industrial N.V.	$127	$347	$343

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2015 and 2014

	December 31, 2015	December 31, 2014
	(in millions)
Cash and cash equivalents	$5,384	$5,163
Restricted cash	927	978
Trade receivables, net	580	1,054
Financing receivables, net	19,001	21,472
Inventories, net	5,690	7,008
Property, plant and equipment, net	6,481	6,865
Investments in unconsolidated subsidiaries and affiliates	527	605
Equipment under operating leases	1,835	1,518
Goodwill	2,447	2,484
Other intangible assets, net	810	850
Deferred tax assets	1,250	1,747
Derivative assets	211	205
Other assets	1,603	1,964
TOTAL ASSETS	$46,746	$51,913
Debt	$26,388	$29,594
Trade payables	5,342	5,982
Deferred tax liabilities	334	452
Pension, postretirement and other postemployment benefits	2,282	2,614
Derivative liabilities	69	235
Other liabilities	7,470	8,059
Total Liabilities	$41,885	$46,936
Redeemable noncontrolling interest	18	16
Common shares, € 0.01, par value; outstanding 1,362,048,989 common shares and 413,249,206 special voting shares in 2015; and outstanding 1,355,319,640 common shares and 415,399,503 special voting shares in 2014	25	25
Additional paid in capital	4,399	4,342
Retained earnings	2,241	2,291
Accumulated other comprehensive loss	(1,863)	(1,736)
Noncontrolling interests	41	39
Equity	$4,843	$4,961
TOTAL EQUITY AND LIABILITIES	$46,746	$51,913

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED BALANCE SHEETS — (Continued)

As of December 31, 2015 and 2014

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

	December 31, 2015	December 31, 2014
	(in millions)
Restricted cash	$849	$971
Financing receivables	11,361	11,563
Equipment on operating leases, net	—	83
Total Assets	$12,210	$12,617
Debt	$11,592	$11,962
Total Liabilities	$11,592	$11,962

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2015, 2014 and 2013

	2015	2014	2013
	(in millions)
Operating activities:
Net income	$248	$708	$828
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	699	731	690
Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	447	409	413
(Gain) loss from disposal of assets	(2)	8	25
Undistributed income (loss) of unconsolidated subsidiaries	40	3	(44)
Other non-cash items	331	254	196
Changes in operating assets and liabilities:
Provisions	(48)	121	107
Deferred income taxes	119	(39)	(59)
Trade and financing receivables related to sales, net	279	(810)	(658)
Inventories, net	473	(172)	(1,205)
Trade payables	(161)	(862)	963
Other assets and liabilities	357	330	266
Net cash provided by operating activities	2,782	681	1,522
Investing activities:
Additions to retail receivables	(4,498)	(6,467)	(7,511)
Collections of retail receivables	5,146	6,506	6,043
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	11	25	7
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	726	577	466
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and assets sold under buy-back commitments	(656)	(1,022)	(1,227)
Expenditures for assets under operating leases and assets sold under buy- back commitments	(1,851)	(1,814)	(1,439)
Other	190	236	(127)
Net cash used by investing activities	(932)	(1,959)	(3,788)
Financing activities:
Proceeds from long-term debt	9,927	17,377	12,464
Payments of long-term debt	(10,668)	(15,323)	(9,988)
Net increase (decrease) in other financial liabilities	84	(325)	514
Dividends paid	(297)	(382)	(368)
Other	23	18	(6)
Net cash provided (used) by financing activities	(931)	1,365	2,616
Effect of foreign exchange rate changes on cash and cash equivalents	(698)	(491)	18
Increase (decrease) in cash and cash equivalents	221	(404)	368
Cash and cash equivalents, beginning of year	5,163	5,567	5,199
Cash and cash equivalents, end of year	$5,384	$5,163	$5,567

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2015, 2014 and 2013

	Common Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2013	$2,565	$577	$1,693	$(911)	$901	$4,825	$7
Net income	—	—	677	—	144	821	7
Other comprehensive loss, net of tax	—	—	—	(334)	(19)	(353)	—
Dividend paid	—	—	(366)	—	—	(366)	(2)
Increase in noncontrolling interest due to change in ownership	—	(44)	—	—	64	20	—
Share-based compensation expense	—	29	(8)	—	—	21	—
Other changes	—	—	(30)	—	17	(13)	—
Impact from the merger
—Cancellation of Fiat Industrial S.p.A. share capital and issuance of CNH Industrial N.V. share capital	(2,541)	2,541	—	—	—	—	—
—Purchase of ownership interests in CNH Global N.V. from non-controlling interests	1	1,180	—	(128)	(1,053)	—	—
Balance, December 31, 2013	$25	$4,283	$1,966	$(1,373)	$54	$4,955	$12
Net income (loss)	—	—	710	—	(10)	700	8
Other comprehensive loss, net of tax	—	—	—	(363)	(4)	(367)	—
Dividend paid	—	—	(375)	—	(3)	(378)	(4)
Share-based compensation expense	—	49	—	—	—	49	—
Issuance of common shares	—	10	—	—	—	10	—
Other changes	—	—	(10)	—	2	(8)	—
Balance, December 31, 2014	$25	$4,342	$2,291	$(1,736)	$39	$4,961	$16
Net income (loss)	—	—	253	—	(12)	241	7
Other comprehensive loss, net of tax	—	—	—	(127)	(1)	(128)	—
Dividend paid	—	—	(291)	—	(1)	(292)	(5)
Share-based compensation expense	—	49	—	—	—	49	—
Capital increase	—	8	—	—	16	24	—
Other changes	—	—	(12)	—	—	(12)	—
Balance, December 31, 2015	$25	$4,399	$2,241	$(1,863)	$41	$4,843	$18

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Nature of Operations

CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands. CNH Industrial is a leading company in the capital goods sector that, through its various businesses, designs, produces and sells agricultural equipment and construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines, transmissions and axles for those vehicles and engines for marine and power generation applications (see “Note 19: Segment Reporting”). In addition, CNH Industrial’s Financial Services segment offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers.

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

Prior to the Merger, Fiat Industrial owned approximately 87% of CNH Global’s outstanding common shares through FNH. As the Merger represents a “business combination involving entities or businesses under common control”, it is outside the scope of application of Accounting Standards Codification 805—Business Combinations. Accordingly, no adjustments were made to the carrying amounts of the assets and liabilities of Fiat Industrial. This resulted in the amounts recognized in the consolidated balance sheet post-merger being equal to those reported in the consolidated balance sheet of Fiat Industrial pre-merger. The only significant accounting effect of the Merger was the post-merger attribution to owners of the parent company of the previous noncontrolling interests in CNH Global N.V. As a result of the Merger, $1,053 million of noncontrolling interests were reclassified to equity attributable to the parent.

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

Following the Merger between Fiat Industrial and CNH Global, the Company realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment (ii) Construction Equipment, which designs, produces and sells construction equipment (iii) Commercial Vehicles, which designs, produces and sell trucks, commercial vehicles, buses, and specialty vehicles (iv) Powertrain, which produces and sells engines, transmissions and axles for those vehicles and engines for marine and power generation applications; and (v) Financial Services, which provides financial services to the customers of our products. The Company’s worldwide agricultural equipment, construction equipment, commercial vehicles, powertrain operations as well as corporate functions are collectively referred to as “Industrial Activities”.

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

Goodwill generated from the business acquisition is primarily attributable to access to Miller technology and expected synergies from geographic and network expansion, utilization of Powertrain engines in Miller sprayers and cost savings as a result of increased purchasing power and operational synergies. Goodwill of $8 million was deductible for tax purposes.

There were no significant business combinations in 2015.

Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses. Significant estimates in these consolidated financial statements include the realizable value of property, plant and equipment, goodwill and other intangibles; residual values of equipment on operating leases; allowance for credit losses; tax contingencies; liabilities for warranties; sales allowances; and assets and obligations related to employee benefits.

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

New vehicle sales with a buy-back commitment are not recognized at the time of delivery but are accounted for as operating leases. More specifically, vehicles sold with a buy-back commitment by Commercial Vehicles are accounted for as property, plant and equipment because agreements usually have a long-term buy-back commitment. The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period is depreciated on a straight-line basis over the same period. The initial sale price received is recognized as an advance payment in “Other liabilities”. The difference between the initial sale price and the buy-back price is recognized as rental revenue on a straight-line basis over the term of the operating lease.

Revenues from the sale of extended warranties and maintenance contracts are recognized over the life of the contract and matched to related costs. Given their nature, profit on these contracts is recognized only when all associated costs can be estimated reliably, which is generally in the final period of the contractual term. In the event that estimated costs to fulfill the contract obligations exceed contract revenues, the estimated contract loss is recognized as soon as it is identified and recorded in “Other liabilities.”

Shipping and other transportation costs are recorded in “Cost of goods sold.”

Finance and interest income on retail and other notes receivables and finance leases is recorded using the effective yield method. Deferred costs on the origination of financing receivables are recognized as a reduction in finance revenue over the expected lives of the receivables using the effective yield method. Recognition of income on loans is suspended when management determines that collection of future income is not probable or when an account becomes 120 days delinquent, whichever occurs earlier. Interest accrual is resumed when and if the receivable becomes contractually current and collection becomes probable. Previously suspended income is recognized at that time. The Company applies cash received on nonaccrual financing receivables to first reduce any unrecognized interest and then the recorded investment and any other fees. Receivables are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Delinquency is reported on receivables greater than 30 days past due. Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is determined to be probable that all amounts due will not be collected.

Income from operating leases is recognized over the term of the lease on a straight-line basis.

Sales Allowances

CNH Industrial grants certain sales incentives to support sales of its products to retail customers. The expense for such incentive programs is recorded as a deduction in arriving at the net sales amount at the time of the sale of the product to the dealer. The expense for new programs is accrued at the inception of the program. The amounts of incentives to be paid are estimated based upon historical data, estimated future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things.

Warranty Costs

At the time a sale of equipment or parts to a dealer is recognized, CNH Industrial records the estimated future warranty costs for the product, primarily basic warranty coverage. CNH Industrial determines its total warranty liability by applying historical claims rate experience, while considering specific contractual terms, to the park of equipment that has been sold and is still under warranty. Campaigns are formal post-production modification programs approved by management. The liabilities for such programs are recognized when approved, based on an estimate of the total cost of the program.

Advertising

CNH Industrial expenses advertising costs as incurred. Advertising expense totaled $155 million, $218 million, and $241 million for the years ended December 31, 2015, 2014, and 2013, respectively.

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

Foreign Currency

Certain of CNH Industrial’s non-U.S. subsidiaries and affiliates maintain their books and accounting records using local currency as the functional currency. Assets and liabilities of these non-U.S. subsidiaries are translated into U.S. dollars at period-end exchange rates, and net exchange gains or losses resulting from such translation are included in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Income and expense accounts of these non-U.S. subsidiaries are translated at the average exchange rates for the period. Gains and losses from foreign currency transactions are included in net income in the period during which they arise. Net foreign currency transaction gains and losses are reflected in “Other, net” in the accompanying consolidated statements of operations. For the years ended December 31, 2015, 2014, and 2013, the Company recorded a net loss of $581 million, $340 million and $68 million, respectively. Included in the net loss in 2015 and 2014 was the re-measurement charges of $150 million and $71 million, respectively, on the Venezuelan bolivar fuerte (“Bs.F., or “bolivars”) rate described below, as well as a charge of $40 million due to the devaluation of net monetary assets of Argentinian subsidiaries. As described in “Note 14: Financial Instruments”, the Company uses hedging instruments to mitigate foreign currency risk. Net of the gains realized on foreign currency hedging instruments, the Company recorded a loss of $289 million, $132 million and $40 million for the three years ended December 31, 2015, 2014 and 2013, respectively.

The functional currency of CNH Industrial’s Venezuelan subsidiary is the U.S. dollar. At the end of each period, CNH Industrial re-measures the net monetary assets of its Venezuelan subsidiary from the bolivars to the U.S. dollar at the rate it believes is legally available to the Company. As of December 31, 2015, there was a three-tiered exchange rate mechanism in Venezuela for exchanging bolivars into U.S. dollars: (1) the government-operated National Center of Foreign Commerce (CENCOEX), which has a fixed exchange rate of 6.3 bolivars per U.S. dollar mainly intended for the import of essential goods and services by designated industry sectors; (2) the auction-based Supplementary Foreign Currency Administration System (SICAD), which is intended for certain transactions, including foreign investments with a rate of 13.5 Bs.F. per U.S. dollar; and (3) an open market Marginal Foreign Exchange System (SIMADI), established in February 2015, which is available to companies and individuals to exchange foreign currency based on supply and demand, with a rate of 198.70 Bs.F. per U.S. dollar.

Based on changes to the way Venezuela’s exchange rate mechanism operated, in 2014 CNH Industrial changed the Bs.F. rate used to re-measure its Venezuelan subsidiary’s financial statements in U.S. dollars. Effective March 31, 2014, CNH Industrial began using the exchange rate determined by U.S. dollar auctions conducted under the SICAD I. As a result, in the first quarter of 2014, CNH Industrial recorded a pre- and after-tax re-measurement charge of $64 million.

Until June 30, 2015, CNH Industrial considered the SICAD rate the appropriate rate to use to convert the net monetary assets denominated in bolivars of its Venezuelan subsidiary. The SICAD exchange rate used at June 30, 2015 was 12.8 Bs.F. to the U.S. dollar, the latest rate at which, at the beginning of July 2015, bolivars were exchanged for U.S. dollars in a SICAD auction to which the Venezuelan subsidiary was admitted.

During the third quarter of 2015, due to the progressively deteriorating economic conditions in Venezuela, and the limited availability of U.S. dollars, CNH Industrial determined that the SIMADI exchange rate is the most appropriate rate to use as of September 30, 2015. As a result, the Company adopted the SIMADI exchange rate in the third quarter to re-measure the net monetary assets denominated in bolivars and to convert revenues and expenses of its Venezuelan subsidiary adopting the SIMADI rate of Bs.F 199.42 per U.S. dollar. The Company now considers the SIMADI rate more reflective of the current economic environment in Venezuela and future transactions at the SICAD rate appear highly unlikely. As a result, CNH Industrial recorded in “Other, net” in the consolidated statement of operations, for the three and nine months ended September 30, 2015, a pre- and after-tax charge of $150 million primarily related to this re-measurement. In this context, the Company assessed the non-monetary assets of its Venezuelan operations for impairment, which resulted in no additional charges. Following the adoption of the SIMADI rate and related re-measurement, CNH Industrial’s results of operations in Venezuela in the six months ended December 31, 2015 generated less than 1% of both the Company’s net revenues and operating profit.

As of December 31, 2015, the Company continues to control and therefore consolidate its Venezuelan operations. Despite the significant macroeconomic challenges in the country, CNH Industrial intends to continue its presence in the Venezuelan market for the foreseeable future. CNH Industrial continues to monitor the Venezuelan economic situation and is actively engaged in discussions with the Venezuelan government agencies concerning its ongoing business activities. If, in the future, it concludes that it no longer maintains control over its operations in Venezuela, CNH Industrial may need to de-consolidate its operations in Venezuela, which would result in a pre- and after-tax charge of approximately $130 million using the December 31, 2015 rate of 198.70 Bs.F. per U.S. dollar.

On February 17, 2016, the Venezuelan government devalued its currency and introduced further changes to its exchange rate mechanism. See “Note 23: Subsequent Events” for further information.

The functional currency of CNH Industrial’s Argentinian subsidiaries is the U.S. dollar. At the end of each period, CNH Industrial translates the net monetary assets of its Argentinian subsidiaries from the Argentine Peso into the U.S. dollar. During the month of December 2015, CNH Industrial recorded a $40 million charge following the devaluation of Argentine Peso. Additionally in December 2015, CNH Industrial subscribed $50 million bonds offered to importers by the Argentinian government in order to help importers settle their backlog of payments that had ballooned under the previous government's capital controls. These bonds yield a 6% interest rate and will be repaid in eight monthly installments between May 2016 and December 2016. These financial instruments should facilitate the settlement, by CNH Industrial’s Argentinian subsidiaries, of payables due to other non-Argentinian subsidiaries, having fixed the exchange rate at the bond issuance.

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

CNH Industrial paid interest of $945 million, $944 million, and $1,013 million for the years ended December 31, 2015, 2014, and 2013, respectively.

CNH Industrial paid taxes of $345 million, $744 million, and $521 million in 2015, 2014, and 2013, respectively.

Receivables

Receivables are recorded at amortized cost, net of allowances for credit losses and deferred fees and costs.

Periodically, the Company sells or transfers retail notes, wholesale receivables and commercial revolving accounts receivable to funding facilities or in securitization transactions. In accordance with the accounting guidance regarding transfers of financial assets and the consolidation of VIEs, the retail notes, wholesale receivables and commercial revolving accounts receivable sold in securitizations do not qualify as sales and are recorded as secured borrowings with no gains or losses recognized at the time of securitization. Receivables associated with these securitization transactions and receivables that the Company has the ability and intent to hold for the foreseeable future are classified as held for investment. The substantial majority of our receivables, which include unrestricted receivables and restricted receivables for securitization investors, are classified as held for investment.

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

Goodwill and Other Intangibles

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired. Goodwill and indefinite-lived intangible assets are reviewed for impairment at least annually. During 2015 and 2014, the Company performed its annual impairment review as of December 31 and concluded that there was no impairment in either year.

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

Retirement and Postemployment Benefits

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

New Accounting Pronouncements

Adopted

Comprehensive Income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU 2013-02”), Comprehensive Income (Topic 220), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 requires preparers to report information about reclassifications out of accumulated other comprehensive income. For significant items reclassified out of accumulated other comprehensive income to net income in their entirety in the same reporting period, reporting (either on the face of the statement where net income is presented or in the notes) is required about the effect of the reclassifications on the respective line items in the statement where net income is presented. For items that are not reclassified to net income in their entirety in the same reporting period, a cross reference to other disclosures currently required under U.S. GAAP (e.g., pension amounts that are included in inventory) is required in the notes. The above information must be presented in one place (parenthetically on the face of the financial statements by income statement line item or in a note). Please see “Note 18: Accumulated Other Comprehensive Income (Loss)” for the disclosures required under this pronouncement.

Not Yet Adopted

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in Accounting Standards Codification 605—Revenue Recognition and most industry-specific guidance throughout the Codification. The standard requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 to fiscal years beginning after December 15, 2017, and for interim periods within those fiscal years. The guidance can be applied retrospectively to each prior reporting period presented (full retrospective method) or retrospectively with a cumulative effect adjustment to retained earnings for initial application of the guidance at the date of initial adoption (modified retrospective method). Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that period. The Company is in the process of assessing the method of adoption it will elect and the impact of the adoption of ASU 2014-09 on its financial position, results of operations and cash flows.

Going Concern

In August 2014, the FASB issued ASU 2014-15, Uncertainties About an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). ASU 2014-15 provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. An entity must also provide certain disclosures if there is “substantial doubt” about the entity’s ability to continue as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The Company does not believe the adoption of this standard will have a material impact on its consolidated financial statements.

Consolidation

In February 2015, the FASB issued ASU 2015-02, Consolidation (“ASU 2015-02”). ASU 2015-02 is intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations and securitized structures. The new standard eliminates the previous deferral in Accounting Standards Codification (“ASC”) 810, which allowed reporting entities with interests in certain investment funds to follow previously issued consolidations guidance, and makes changes to both the variable interest model and the voting model. ASU 2015-02 is effective for annual periods beginning after December 15, 2015. The Company does not believe the adoption of this standard will have a material impact on its consolidated financial statements.

Debt Issuance Costs

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). This standard amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of a deferred charge. It is effective for annual reporting periods beginning after December 15, 2015, but early adoption is permitted. The Company does not believe the adoption of this standard will have a material impact on its consolidated financial statements.

In August 2015, the FASB issued ASU 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements (“ASU 2015-15”), which amends ASC 835-30, Interest – Imputation of Interest. ASU 2015-15 clarifies the presentation and subsequent measurement of debt issuance costs associated with lines of credit. These costs may be presented as an asset and amortized ratably over the term of the line of credit arrangement, regardless of whether there are outstanding borrowings on the arrangement. ASU 2015-15 should be adopted concurrent with adoption of ASU 2015-03, which is effective for annual and interim periods beginning after December 15, 2015. The Company does not believe the adoption of this standard will have a material impact on its consolidated financial statements.

Fair Value Disclosures

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (“ASU 2015-07”). This standard removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible for such fair value measurement using the practical expedient, and instead only requires these disclosures for investments that are elected by the entity to measure the investment at fair value using that practical expedient. It is effective for annual reporting periods beginning after December 15, 2015 on a retrospective basis for all periods presented, and early adoption is permitted. The Company does not believe the adoption of this standard will have a material impact on its consolidated financial statements.

Inventory

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”). This standard amends the subsequent measurement of inventory for all methods other than last-in, first-out (LIFO) or the retail inventory method to measure at the lower of cost and net realizable value (estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation) instead of the lower of cost and market. It is effective for annual reporting periods beginning after December 15, 2016, but early adoption is permitted on a prospective basis as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

Defined Contribution Pension Plans

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) (“ASU 2015-12”). The amendments in Part II: Plan Investment Disclosures of ASU 2015-12 seek to simplify and increase the effectiveness of the required disclosures for investments related to employee benefit plans. The amendments in Part II of ASU 2015-12 will require that investments of employee benefit plans be grouped only by general type, eliminating the need to disaggregate the investments in multiple ways. Part II of ASU 2015-12 is effective for annual reporting periods beginning after December 15, 2015, but early adoption is permitted on a retrospective basis for all financial statements presented. The Company does not believe the adoption of this standard will have a material impact on its consolidated financial statements.

Financial Instruments

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). The purpose of this update is to enhance the reporting model for financial instruments to provide users with more decision-useful information. Accordingly, ASU 2016-01 updates and revises various requirements, including measurement of equity investments at fair value with changes recognized in net income (except equity method or consolidated investees), which supersedes the current guidance to classify equity securities with readily determinable fair values into different categories (e.g. trading or available for sale). It also requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (e.g. securities or loans and receivables) in the balance sheet and accompanying notes. The update is effective for annual reporting periods beginning after December 15, 2017 including interim periods within those fiscal years, and early adoption is not permitted. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). The new guidance requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. It is effective for annual reporting periods beginning after December 15, 2018 including interim periods within those fiscal years, but early adoption is permitted. The ASU requires a modified retrospective transition approach and provides certain optional transition relief. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

Note 3: Receivables

Trade Receivables, net

As of December 31, 2015 and 2014, the Company had trade receivables of $580 million and $1,054 million, respectively. Trade receivables are shown net of allowances for doubtful accounts of $174 million and $207 million at December 31, 2015 and 2014 respectively. Trade accounts have significant concentrations of credit risk in the Agricultural Equipment, Construction Equipment and Commercial Vehicles segments. On a geographic basis, there is not a disproportionate concentration of credit risk in any area.

The Industrial Activities businesses sell a significant portion of their trade receivables to Financial Services and provide compensation to Financial Services at approximate market interest rates.

Financing Receivables, net

A summary of financing receivables included in the consolidated balance sheets as of December 31, 2015 and 2014 is as follows:

	2015	2014
	(in millions)
Retail	$10,344	$11,978
Wholesale	8,611	9,400
Other	46	94
Total	$19,001	$21,472

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

Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest free” period, Financial Services is compensated by Industrial Activities for the difference between market interest rates and the amount paid by the dealer. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until CNH Industrial receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. Interest rates are set based on market factors and based on Euribor or the equivalent financial market rate (e.g. FHBR, Finance House Base Rate for UK). CNH Industrial evaluates and assesses dealers on an ongoing basis as to their credit worthiness. CNH Industrial may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in 2015, 2014 or 2013 relating to the termination of dealer contracts.

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

Contractual maturities of financing receivables as of December 31, 2015 are as follows:

Amount
(in millions)
2016	$11,475
2017	2,895
2018	2,209
2019	1,377
2020	781
2021 and thereafter	264
Total	$19,001

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

The aging of financing receivables as of December 31, 2015 and 2014 is as follows (in millions):

	2015
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail
NAFTA	$17	$—	$—	$17	$7,869	$7,886	$36	$7,922
EMEA	—	—	—	—	572	572	1	573
LATAM	6	—	—	6	1,286	1,292	44	1,336
APAC	1	3	—	4	509	513	—	513
Total Retail	$24	$3	$—	$27	$10,236	$10,263	$81	$10,344
Wholesale
NAFTA	$—	$—	$—	$—	$3,656	$3,656	$79	$3,735
EMEA	33	2	—	35	3,613	3,648	26	3,674
LATAM	3	—	—	3	595	598	4	602
APAC	6	4	26	36	518	554	46	600
Total Wholesale	$42	$6	$26	$74	$8,382	$8,456	$155	$8,611

	2014
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail
NAFTA	$31	$2	$—	$33	$8,596	$8,629	$10	$8,639
EMEA	14	8	—	22	881	903	58	961
LATAM	3	—	—	3	1,762	1,765	37	1,802
APAC	2	—	2	4	572	576	—	576
Total Retail	$50	$10	$2	$62	$11,811	$11,873	$105	$11,978
Wholesale
NAFTA	$1	$—	$—	$1	$4,079	$4,080	$52	$4,132
EMEA	72	4	—	76	3,874	3,950	6	3,956
LATAM	1	—	—	1	861	862	—	862
APAC	16	3	30	49	372	421	29	450
Total Wholesale	$90	$7	$30	$127	$9,186	$9,313	$87	$9,400

Allowance for credit losses activity for the three years ended December 31, 2015, 2014 and 2013 is as follows (in millions):

	December 31, 2015
	Retail	Wholesale	Other	Total
Opening balance	$468	$182	$—	$650
Provision	81	27	—	108
Charge-offs, net of recoveries	(92)	(13)	—	(105)
Foreign currency translation and other	(63)	(38)	—	(101)
Ending balance	394	158	—	552
Ending balance: Individually evaluated for impairment	187	125	—	312
Ending balance: Collectively evaluated for impairment	207	33	—	240
Receivables:
Ending balance	10,344	8,611	46	19,001
Ending balance: Individually evaluated for impairment	416	767	—	1,183
Ending balance: Collectively evaluated for impairment	$9,928	$7,844	$46	$17,818

	December 31, 2014
	Retail	Wholesale	Other	Total
Opening balance	$613	$112	$1	$726
Provision	86	71	2	159
Charge-offs, net of recoveries	(135)	(24)	(2)	(161)
Foreign currency translation and other	(96)	23	(1)	(74)
Ending balance	468	182	—	650
Ending balance: Individually evaluated for impairment	233	115	—	348
Ending balance: Collectively evaluated for impairment	235	67	—	302
Receivables:
Ending balance	11,978	9,400	94	21,472
Ending balance: Individually evaluated for impairment	484	758	—	1,242
Ending balance: Collectively evaluated for impairment	$11,494	$8,642	$94	$20,230

	December 31, 2013
	Retail	Wholesale	Other	Total
Opening balance	$661	$120	$1	$782
Provision	62	1	—	63
Charge-offs, net of recoveries	(111)	(8)	—	(119)
Foreign currency translation and other	1	(1)	—	—
Ending balance	613	112	1	726
Ending balance: Individually evaluated for impairment	292	101	—	393
Ending balance: Collectively evaluated for impairment	321	11	1	333
Receivables:
Ending balance	12,730	9,111	135	21,976
Ending balance: Individually evaluated for impairment	569	742	—	1,311
Ending balance: Collectively evaluated for impairment	$12,161	$8,369	$135	$20,665

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

	2015				2014
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment
	(in millions)
With no related allowance
Retail
NAFTA	$41	$40	$—	$37	$24	$24	$—	$22
EMEA	$74	$74	$—	$79	$91	$91	$—	$95
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
Wholesale
NAFTA	$—	$—	$—	$—	$12	$12	$—	$21
EMEA	$33	$33	$—	$35	$35	$35	$—	$39
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
With an allowance recorded
Retail
NAFTA	$54	$53	$18	$52	$33	$32	$13	$34
EMEA	$238	$238	$167	$263	$311	$311	$212	$312
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$9	$9	$2	$12	$25	$25	$8	$26
Wholesale
NAFTA	$82	$82	$3	$92	$60	$60	$3	$63
EMEA	$607	$607	$95	$657	$608	$608	$98	$708
LATAM	$25	$21	$7	$22	$25	$20	$8	$20
APAC	$20	$20	$20	$18	$18	$18	$6	$13
Total
Retail	$416	$414	$187	$443	$484	$483	$233	$489
Wholesale	$767	$763	$125	$824	$758	$753	$115	$864

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

TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of the collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third party guarantees.

Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations under the loans based on a credit review, the TDR classification is not removed from the receivable.

For the year ended December 31, 2015, the Company had approximately 601 retail and finance lease receivable contracts classified as TDRs in NAFTA, of which the pre-modification value was $22 million and the post-modification value was $21 million. The court has determined the concession in 283 of these cases. The pre-modification value of these contracts was $5 million and the post-modification value was $4 million. For the year ended December 31, 2014, the Company had approximately 660 retail and finance lease receivable contracts classified as TDRs in NAFTA, of which the pre-modification value was $17 million and the post-modification value was $16 million. The court has determined the concession in 411 of these cases. The pre-modification value of these contracts was $7 million and the post-modification value was $6 million. As the outcome of the bankruptcy cases is determined by the court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease receivable contracts that were modified in a TDR during the twelve months ended December 31, 2015 and 2014.

For the years ended December 31, 2015 and 2014, the Company had approximately $77 million and $108 million, respectively, in retail and finance lease receivable contracts classified as TDRs in EMEA. The primary concession was skipped payments and extended contract maturities, and as such, the post-modification value approximates the pre-modification value. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the twelve months ended December 31, 2015 and 2014.

For the years ended December 31, 2015 and 2014, the Company had approximately $25 million and $53 million, respectively, in retail and finance lease receivable contracts classified as TDRs in LATAM. The concessions granted on these receivables are primarily skipped payments and extended contract maturities. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the twelve months ended December 31, 2015 and 2014.

As of December 31, 2015 and 2014, the Company’s wholesale TDRs were immaterial.

Transfers of Financial Assets

The Company transfers a number of its financing receivables under securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This SPE finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in securitizations differ from other entities included in the Company’s consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, the Company has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay the Company’s creditors until all obligations of the SPE have been fulfilled.

These trusts were determined to be VIEs and, consequently, the Company has consolidated these trusts. In its role as servicer, the Company has the power to direct the trusts’ activities. Through its retained interests, the Company has an obligation to absorb certain losses or the right to receive certain benefits that could potentially be significant to the trusts.

No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to the Company, although the Company provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, the Company does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by the Company in its role as servicer.

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or require a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not qualify for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and accordingly the Company continues to recognize the receivables transferred by this means in its balance sheet and a financial liability of the same amount under asset-backed financing.

At December 31, 2015 and 2014, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	2015	2014
Retail note and finance lease receivables	$7,695	$8,718
Wholesale receivables	6,189	6,005
Total	$13,884	$14,723

At December 31 2014, the Company had $116 million of VAT receivables included in other assets that were used as collateral in certain borrowings.

Note 4: Inventories

Inventories (stated at the lower of cost or market, cost being determined on a FIFO basis) as of December 31, 2015, and 2014 consist of the following:

	2015	2014
	(in millions)
Raw materials	$1,254	$1,672
Work-in-process	747	552
Finished goods	3,689	4,784
Total inventories	$5,690	$7,008

Note 5: Property, Plant and Equipment

A summary of property, plant and equipment as of December 31, 2015, and 2014 is as follows:

	2015	2014
	(in millions)
Land and industrial buildings	$3,056	$3,306
Plant, machinery and equipment	7,857	8,357
Assets sold with buy-back commitment	2,775	2,750
Construction in progress	191	213
Other	799	868
Gross property, plant and equipment	14,678	15,494
Accumulated depreciation	(8,197)	(8,629)
Net property, plant and equipment	$6,481	$6,865

A summary of property, plant and equipment recorded under capital leases ¹ as of December 31, 2015, and 2014 is as follows:

	2015	2014
	(in millions)
Gross capital leases ²	$139	$148
Accumulated depreciation	(50)	(41)
Net capital leases	$89	$107

¹	Included in property, plant and equipment table above
²	Consists of industrial buildings, plant, machinery and equipment

Depreciation expense on the above property, plant and equipment totaled $824 million, $873 million, and $854 million for the years ended December 31, 2015, 2014, and 2013, respectively. Excluding depreciation for assets sold with buy-back commitments, depreciation expenses totaled $592 million, $623 million, and $581 million for the years ended December 31, 2015, 2014, and 2013, respectively.

Commercial Vehicles recognized an impairment loss of $18 million, $22 million and $37 million on assets sold with a buy-back commitment for the years ended December 31, 2015, 2014 and 2013, respectively. The losses are recognized in “Cost of goods sold.”

The Company had contractual commitments of $124 million and $397 million for the acquisition of property, plant and equipment at December 31, 2015 and 2014, respectively.

Note 6: Investments in Unconsolidated Subsidiaries and Affiliates

A summary of investments in unconsolidated subsidiaries and affiliates as of December 31, 2015, and 2014 is as follows:

	2015	2014
	(in millions)
Equity method	$519	$593
Cost method	8	12
Total	$527	$605

A summary of the combined results of operations and financial position as reported by the investees that CNH Industrial accounts for using the equity method is as follows:

	For the Years Ended December 31,
	2015	2014	2013
	(in millions)
Net revenue	$3,911	$4,849	$5,211
Income before taxes	$127	$251	$321
Net income	$68	$194	$289

	As of December 31,
	2015	2014
	(in millions)
Total Assets	$6,867	$7,448
Total Liabilities	$5,545	$5,877
Total Equity	$1,322	$1,571

The investees included in these tables primarily consists of Al Ghazi Tractors Ltd. (43.2% ownership), Turk Traktor re Ziraat Makineteri A.S. (37.5% ownership), New Holland HFT Japan Inc. (50.0% ownership), CNH de Mexico S.A. de C.V. (50.0% ownership), CNH Industrial Capital Europe S.A.S. (50.0% ownership), Naveco (Nanjing Iveco Motor Co.) Ltd (50.0% ownership), SAIC Iveco Commercial Vehicle Investment Company Limited (50.0% ownership) and Transolver Finance Establecimiento Financiero de Credito S.A. (50.0% ownership).

Effective December 31, 2012, the initial term of CNH Global’s global alliance with one of its Japanese joint ventures, Kobelco Construction Machinery Co., Ltd. (“KCM”) expired and CNH Global and KCM entered a new phase of the relationship. As a result, CNH Global sold its 20% ownership in KCM to Kobe Steel, Ltd (“KSL”) and recognized a loss of approximately $35 million in 2012. The dispute regarding the amount to be paid by KSL to CNH Global was resolved by binding arbitration pursuant to London Court of International Arbitration (“LCIA”) rules, as provided by the KCM Shareholders Agreement. In November 2013, the arbitrator issued his award and opinion, effectively ruling in favor of KSL. As a result, CNH Industrial recognized an additional loss of $26 million on the sale of investment in its consolidated statements of operations for the year ended December 31, 2013. Please see “Note 13: Commitments and Contingencies” for additional information.

Note 7: Equipment on Operating Leases

Equipment on operating leases primarily include products leased to customers by Agricultural Equipment, Construction Equipment and Commercial Vehicles. A summary of equipment on operating leases as of December 31, 2015, and 2014 is as follows:

	2015	2014
	(in millions)
Equipment on operating leases	$2,127	$1,814
Accumulated depreciation	(292)	(296)
Net equipment on operating leases	$1,835	$1,518

Depreciation expense on equipment on operating leases is recorded in “Other, net” and amounted to $215 million, $159 million and $140 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Lease payments owed to CNH Industrial for equipment under non-cancelable operating leases as of December 31, 2015, are as follows:

Amount
(in millions)
2016	$187
2017	112
2018	46
2019	14
2020	29
Beyond 5 years	1
Total	$389

Note 8: Goodwill and Other Intangibles

Changes in the carrying amount of goodwill, for the years ended December 31, 2015, and 2014 are as follows:

	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at January 1, 2014	$1,657	$606	$71	$6	$164	$2,504
Acquisition	8	—	—	—	—	8
Impact of foreign exchange	(3)	(11)	(10)	(1)	(3)	(28)
Balance at December 31, 2014	1,662	595	61	5	161	2,484
Impact of foreign exchange	(17)	(7)	(4)	—	(9)	(37)
Balance at December 31, 2015	$1,645	$588	$57	$5	$152	$2,447

Goodwill and other indefinite-lived intangible assets are tested for impairment annually or more frequently if a triggering event occurs. In 2015 and 2014, CNH Industrial performed its annual impairment review as of December 31 and concluded that there were no impairments in either year.

Impairment testing for goodwill is done at a reporting unit level using a two-step test. Under the first step of the goodwill impairment test, CNH Industrial’s estimate of the fair value of the reporting unit is compared with its carrying value. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and CNH Industrial must perform step two of the impairment test (measurement). Step two of the impairment test, when necessary, requires the identification and estimation of the fair value of the reporting unit’s individual assets, including intangible assets with definite and indefinite lives regardless of whether such intangible assets are currently recorded as an asset of the reporting unit, and liabilities in order to calculate the implied fair value of the reporting unit’s goodwill. Under step two, an impairment loss is recognized to the extent the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of goodwill.

The vast majority of goodwill, representing approximately 97% of the total, as of December 31, 2015 related to Agricultural Equipment (67%), Construction Equipment (24%) and Financial Services (6%) and as such, the impairment testing of these reporting units is discussed in detail below.

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

As of December 31, 2015, the estimated fair values of the Agricultural Equipment and Financial Services reporting units exceeded the carrying values by approximately 17% and 29%, respectively. The Construction Equipment reporting unit had an excess of fair value over carrying value of approximately 12%. This reporting unit is considered to be at higher risk of potential failure of step one of the impairment test in future reporting periods, due primarily to declines in market demand for construction equipment. Holding all other assumptions constant, a 1.3 p.p. increase in the discount rate could result in an impairment loss in future reporting periods.

The sum of the fair values of CNH Industrial’s reporting units was in excess of CNH Industrial’s market capitalization. CNH Industrial believes that the difference between the fair value and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken into consideration.

As of December 31, 2015, and 2014, the Company’s other intangible assets and related accumulated amortization consisted of the following:

	2015				2014
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in millions)
Other intangible assets subject to amortization:
Dealer networks	15	$289	$143	$146	$285	$131	$154
Patents, concessions and licenses and other	5-25	1,569	1,187	382	1,701	1,281	420
		1,858	1,330	528	1,986	1,412	574
Other intangible assets not subject to amortization:
Trademarks		282	—	282	276	—	276
Total Other intangible assets		$2,140	$1,330	$810	$2,262	$1,412	$850

CNH Industrial recorded amortization expense of $107 million, $108 million, and $109 million during 2015, 2014, and 2013, respectively.

Based on the current amount of other intangible assets subject to amortization, the estimated annual amortization expense for each of the succeeding 5 years is expected to be as follows: $79 million in 2016; $75 million in 2017; $68 million in 2018, $57 million in 2019; and $65 million in 2020.

Note 9: Debt

Credit Facilities

Lenders of committed credit facilities have the obligation to make advances up to the facility amount. Lenders of uncommitted facilities have the right to terminate the agreement with prior notice to CNH Industrial. At December 31, 2015, available committed lines of credit expiring after twelve months amounted to $3.0 billion. The Company has credit facilities available in varying currencies that have various maturity dates up to 2019.

In 2014, the Company signed a five-year committed revolving credit facility for €1.75 billion, replacing an existing three-year €2 billion committed revolving credit facility, which was scheduled to mature in February 2016. The €1.75 billion ($2.1 billion) facility includes financial convents that require Industrial Activities to maintain Net debt/EBITDA and EBITDA/Net interest ratios. The failure to comply with the financial covenants can lead to the requirement to make early repayment of the outstanding advances. At December 31, 2015, the Company was in compliance with all covenants in the revolving credit facility.

Debt

A summary of debt as of December 31, 2015 and 2014, including drawings under credit lines, is as follows:

	2015			2014
	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated
	(in millions)
Bonds (*):
Matured in 2015, interest rate of 5.250%	$—	$—	$—	$1,214	$—	$1,214
Payable in 2018, interest rate of 6.250%	1,306	—	1,306	1,457	—	1,457
Payable in 2019, interest rate of 2.750%	1,089	—	1,089	1,214	—	1,214
Payable in 2021, interest rate of 2.875%	762	—	762	850	—	850
Payable in 2025, interest rate of 3.500%	109	—	109	—	—	—
Payable in 2016, interest rate of 7.250%	254	—	254	253	—	253
Payable in 2017, interest rate of 7.875%	1,526	—	1,526	1,535	—	1,535
Payable in 2016, interest rate of 6.250%	—	500	500	—	500	500
Matured in 2015, interest rate of 3.875%	—	—	—	—	750	750
Payable in 2018, interest rate of 3.625%	—	600	600	—	598	598
Payable in 2017, interest rate of 3.250%	—	500	500	—	500	500
Payable in 2019, interest rate of 3.375%	—	500	500	—	500	500
Payable in 2018, interest rate of 3.875%	—	600	600	—	—	—
Payable in 2020, interest rate of 4.375%	—	600	600	—	—	—
Other Debt:
Asset-backed debt	13	12,986	12,999	26	13,561	13,587
Other debt	2,199	2,844	5,043	3,630	3,006	6,636
Intersegment debt	1,046	2,089	—	1,341	4,671	—
Total Debt	$8,304	$21,219	$26,388	$11,520	$24,086	$29,594

(*)	Includes unamortized debt discounts/premiums and fair value hedge adjustments.

The weighted-average interest rate on consolidated debt at December 31, 2015, and 2014 was 3.3% and 3.7%, respectively.

In March 2011, CNH Industrial Finance Europe S.A. issued €1.0 billion of notes, due in 2015 and bearing fixed interest at a rate of 5.250% (the “5.250% CIFE Notes”). The 5.250% CIFE Notes were issued under the €10 billion Global Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V. In 2015, these notes matured and were repaid.

In March 2011, CNH Industrial Finance Europe S.A. issued €1.2 billion of notes, due in 2018 and bearing fixed interest at a rate of 6.250% (the “6.250% CIFE Notes”). The 6.250% CIFE Notes have been issued under the €10 billion Global Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.

In March 2014, CNH Industrial Finance Europe S.A. issued €1.0 billion of notes, due in 2019 and bearing fixed interest at a rate of 2.750% (the “2.750% CIFE Notes”). The 2.750% CIFE Notes have been issued under the €10 billion Global Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.

In September 2014, CNH Industrial Finance Europe S.A. issued €700 million of notes, due in 2021 and bearing fixed interest at a rate of 2.875% (the “2.875% CIFE Notes”). The 2.875% CIFE Notes have been issued under the €10 billion Global Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.

In November 2015, CNH Industrial Finance Europe S.A. issued €100 million of notes, due in 2025 and bearing fixed interest at a rate of 3.500% (the “3.500% CIFE Notes”). The 3.500% CIFE Notes have been issued under the €10 billion Global Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.

In January 1996, CNH Industrial America LLC issued $254 million 7.25% Senior Notes (the “7.250% Senior Notes”), due in 2016. The 7.250% Senior Notes were redeemable in whole or in part at any time at the option of CNH Industrial America LLC at a price equal to the greater of (i) 100% of the principal amount of the notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis at the Treasury Rate (as defined in the notes) plus 20 basis points. Since 1999, the 7.250% Senior Notes had been fully guaranteed by CNH Global (and now by its successor CNH Industrial N.V.). These notes matured and were repaid in January 2016.

In June 2010, Case New Holland Industrial Inc. issued $1.5 billion of debt securities at an annual fixed rate of 7.875% (the “7.875% Senior Notes”) due in 2017. The 7.875% Senior Notes are fully and unconditionally guaranteed by CNH Industrial N.V. (as successor to CNH Global N.V.) and certain of its direct and indirect subsidiaries. The 7.875% Senior Notes contain certain covenants that limit the ability of CNH Industrial N.V. and its restricted subsidiaries to, among other things, incur secured funded debt or enter into certain leaseback transactions; the ability of CNH Industrial non-guarantor restricted subsidiaries other than Case New Holland Industrial Inc. or any credit subsidiaries to incur additional funded debt and the ability of CNH Industrial, Case New Holland Industrial Inc. and CNH Industrial guarantor subsidiaries to consolidate, merge, convey, transfer or lease out properties and assets. The 7.875% Senior Notes are redeemable at Case New Holland Industrial Inc.’s option at any time at a price equal to 100% of the principal amount of the notes plus a make-whole premium defined in the respective indentures.

In November 2011, CNH Industrial Capital LLC issued $500 million of debt securities at an annual fixed rate of 6.250% (the “6.250% Notes”) due in 2016. The 6.250% Notes are fully and unconditionally guaranteed by certain wholly owned subsidiaries of the issuer.

In October 2012, CNH Industrial Capital LLC issued $750 million of debt securities at an annual fixed rate of 3.875% (the “3.875% Notes”) due in 2015. The 3.875% Notes were fully and unconditionally guaranteed by certain wholly owned subsidiaries of the issuer. In 2015, these notes matured and were repaid.

In April 2013, CNH Industrial Capital LLC issued $600 million of debt securities at an annual fixed rate of 3.625% (the “3.625% Notes”) due in 2018. The 3.625% Notes are fully and unconditionally guaranteed by certain wholly owned subsidiaries of the issuer.

In October 2013, CNH Industrial Capital LLC issued $500 million of debt securities at an annual fixed rate of 3.250% (the “3.250% Notes”) due in 2017. The 3.250% Notes are fully and unconditionally guaranteed by certain wholly owned subsidiaries of the issuer.

In June 2014, CNH Industrial Capital LLC issued $500 million of debt securities at an annual fixed rate of 3.375% (the “3.375% Notes”) due in 2019. The 3.375% Notes are fully and unconditionally guaranteed by certain wholly owned subsidiaries of the issuer.

In June 2015, CNH Industrial Capital LLC issued $600 million of debt securities at an annual fixed rate of 3.875% (the “3.875% Notes”) due in 2018. The 3.875% Notes are fully and unconditionally guaranteed by certain wholly owned subsidiaries of the issuer.

In November 2015, CNH Industrial Capital LLC issued $600 million of debt securities at an annual fixed interest rate of 4.375% (the “4.375% Notes”) due in 2020. The 4.375% Notes are fully and unconditionally guaranteed by certain wholly owned subsidiaries of the issuer.

The notes issued by CNH Industrial Finance Europe S.A., CNH Industrial Capital LLC and Case New Holland Industrial Inc. contain customary covenants that, among other things, restrict our ability to secure debt or other obligations with a pledge of collateral. In addition, the notes guaranteed by CNH Industrial N.V. under the Global Medium Term Note Programme, contain clauses, that could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrade.

A summary of the minimum annual repayments of debt as of December 31, 2015, for 2016 and thereafter is as follows:

	Industrial Activities	Financial Services	Consolidated
	(in millions)
2016	$1,252	$8,355	$9,607
2017	1,892	3,999	5,891
2018	1,773	3,777	5,550
2019	1,318	1,949	3,267
2020	59	898	957
2021 and thereafter	964	152	1,116
Intersegment	1,046	2,089	—
Total	$8,304	$21,219	$26,388

       Please refer to “Note 14: Financial Instruments” for fair value information on debt.

Note 10: Income Taxes

In 2012, the Company announced the planned tax domicile of CNH Industrial N.V. in the United Kingdom. On August 13, 2013, the Dutch and United Kingdom competent authorities completed a mutual agreement procedure and issued a ruling that as of November 24, 2012, CNH Industrial N.V. should be treated solely as a tax resident in the United Kingdom for the application of the Netherlands-U.K. tax treaty and is subject to the United Kingdom corporate income tax system. As a result of the United Kingdom tax residence, the Company does not expect a significant impact on its corporate income tax liabilities. However, dividend distributions by CNH Industrial N.V. to its shareholders are not subject to withholding tax, as the United Kingdom currently does not levy a withholding tax on dividend distributions. Dividend distributions by CNH Industrial N.V. to its Dutch resident shareholders may be subject to Dutch dividend withholding tax.

CNH Industrial N.V., through its subsidiaries, has substantial world-wide operations. Taxes are primarily paid on the earnings generated in various jurisdictions, including the United States, Brazil, Canada, Australia and other countries. The Company’s subsidiaries incur tax obligations in the jurisdictions in which they operate. The Company’s provision for income taxes as reported in its consolidated statements of operations for the year ended December 31, 2015 of $360 million consists almost entirely of the income taxes owed by the subsidiaries of CNH Industrial N.V.

The sources of income before taxes and equity in income of unconsolidated subsidiaries and affiliates for the years ended December 31, 2015, 2014, and 2013 are as follows:

	2015	2014	2013
	(in millions)
Parent country source	$11	$(12)	$14
Foreign sources	556	1,101	1,360
Income before taxes and equity in income of unconsolidated subsidiaries and affiliates	$567	$1,089	$1,374

The provision for income taxes for the years ended December 31, 2015, 2014 and 2013 consisted of the following:

	2015	2014	2013
	(in millions)
Current income taxes	$263	$489	$755
Deferred income taxes	97	(22)	(84)
Total income tax provision	$360	$467	$671

CNH Industrial N.V. is incorporated in the Netherlands, but the Company is a tax resident of the United Kingdom as indicated above. The reconciliation of the differences between the provision for income taxes and the statutory rate is presented on the basis of the weighted average of the United Kingdom statutory main corporation tax rates in force over each of the Company’s calendar year reporting periods of 23% in 2013, 22% in 2014 and 20% in 2015. A reconciliation of CNH Industrial’s statutory and effective income tax rate for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
	(in percentages)
Tax provision at the parent statutory rate	20%	22%	23%
Foreign income taxed at different rates	10	14	11
Change in valuation allowance	19	14	13
Italian IRAP taxes	1	3	2
Tax contingencies	5	(6)	3
Tax credits and incentives	(8)	(8)	(7)
Tax effect of permanent difference due to Venezuelan net monetary assets re-measurement	9	—	—
Change in tax rate or law	4	—	—
Withholding taxes	2	—	—
Other	1	4	4
Total income tax provision	63%	43%	49%

The amount reported for foreign income taxed at different rates relates to the taxes on earnings generated in various jurisdictions outside of the United Kingdom, including the United States.

The components of net deferred tax assets as of December 31, 2015 and 2014 are as follows:

	2015	2014
	(in millions)
Deferred tax assets:
Inventories	$89	$89
Warranty and campaigns	156	202
Allowance for credit losses	162	212
Marketing and sales incentive programs	347	445
Other risk and future charges reserve	200	173
Pension, postretirement and postemployment benefits	580	634
Measurement of derivative financial instruments	—	37
Research and development costs	395	343
Other reserves	400	413
Tax loss carry forwards	712	836
Less: Valuation allowances	(1,361)	(1,484)
Total deferred tax assets	$1,680	$1,900
Deferred tax liabilities:
Property, plant and equipment	432	271
Measurement of derivative financial instruments	2	—
Other	330	334
Total deferred tax liabilities	764	605
Net deferred tax assets	$916	$1,295

Net deferred tax assets are reflected in the accompanying consolidated balance sheets as of December 31, 2015 and 2014 as follows:

	2015	2014
	(in millions)
Deferred tax assets	$1,250	$1,747
Deferred tax liabilities	(334)	(452)
Net deferred tax assets	$916	$1,295

CNH Industrial has gross tax loss carry forwards in a number of tax jurisdictions. The years in which these tax losses expire are as follows: $50 million in 2016; $40 million in 2017; $140 million in 2018; $160 million in 2019; $786 million in 2020 and beyond. CNH Industrial also has tax loss carry forwards of more than $2 billion with indefinite lives.

A reconciliation of the gross amounts of tax contingencies at the beginning and end of the year is as follows:

	2015	2014
	(in millions)
Balance, beginning of year	$343	$555
Additions based on tax positions related to the current year	31	42
Additions for tax positions of prior years	46	81
Reductions for tax positions of prior years	(72)	(304)
Reductions for tax positions as a result of lapse of statute	(10)	(12)
Settlements	(13)	(19)
Balance, end of year	$325	$343

As of December 31, 2015, there are $146 million of unrecognized tax benefits that if recognized would affect the effective tax rate.

The remaining tax contingencies included in the balance sheet at December 31, 2015 are principally related to tax positions for which there are offsetting tax receivables or tax contingencies related to timing items. Based on worldwide tax audits which are scheduled to close over the next twelve months, the Company expects to have decreases of approximately $123 million and increases of approximately $43 million to tax contingencies primarily related to transfer pricing. These changes in tax contingencies are not expected to have a material impact on the effective tax rate due to compensating adjustments to related tax receivables.

Included in the balance sheet at December 31, 2015, are $22 million of tax positions for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. The disallowance of a shorter deductibility period would accelerate the payment of cash to the taxing authority to an earlier period.

The Company recognizes interest and penalties accrued related to tax contingencies as part of the income tax provision. During the years ended December 31, 2015, 2014 and 2013, the Company recognized approximately $2 million, $(8) million and $(13) million in interest and penalties, respectively. The Company had approximately $16 million, $17 million and $26 million for the payment of interest and penalties accrued at December 31, 2015, 2014 and 2013, respectively.

On December 18, 2015, President Obama signed The Protecting Americans from Tax Hikes (PATH) Act, which made permanent several lapsed business incentives, such as the R&D tax credit and subpart F exception for active financing income. For financial reporting purposes, the tax impact of this legislation is taken into account in the quarter in which the legislation is enacted by Congress and signed into law by the President. Since President Obama signed the bill on December 18, 2015, the financial reporting for these legislative changes occurred in the fourth quarter of 2015. The Company recorded a discrete tax benefit of $6 million in the fourth quarter related to the 2015 R&D tax credit.

On December 19, 2014, President Obama signed The Tax Increase Prevention Act of 2014, legislation which extended many of the tax provisions that expired in 2013. For financial reporting purposes, the tax impact of this legislation is taken into account in the quarter in which the legislation is enacted by Congress and signed into law by the President. Since President Obama signed the bill on December 19, 2014, the financial reporting for these legislative changes occurred in the fourth quarter of 2014. In the fourth quarter of 2014, the full 2014 R&D tax credit was recorded as a discrete tax benefit and the reduction of the 2014 active financing income was recorded. The total tax benefit in the fourth quarter of 2014 was approximately $12 million.

On January 2, 2013, President Obama signed The American Taxpayer Relief Act of 2012, legislation which extended many of the tax provisions that expired in 2011 or 2012. For financial reporting purposes, the tax impact of this legislation is taken into account in the quarter in which the legislation is enacted by Congress and signed into law by the President. Since President Obama signed the bill on January 2, 2013, the financial reporting for these legislative changes occurred in the first quarter of 2013. In the first quarter of 2013, the full 2012 R&D tax credit was recorded as a discrete tax benefit and the reduction of the 2012 active financing income was recorded. The total tax impact in the first quarter of 2013 was approximately $9 million.

The U.K. 2015 Finance Bill received Royal Assent in the fourth quarter of 2015, which resulted in the enactment of the United Kingdom corporate tax rate change from 20% in 2015 to 19% in 2017, then to 18% in 2020. This resulted in an $8 million discrete tax charge in the fourth quarter of 2015 for the write-down of the United Kingdom net deferred tax asset.

On July 17, 2012, the U.K. Finance Act 2012 received Royal Assent passing into law a number of tax measures including the tax rate reduction, Controlled Foreign Corporation (CFC) reform and the introduction of the “patent box” regime. The key measure is a phased-in 2% reduction to the corporate income tax rate. A reduction to 21% for the year beginning April 1, 2014 and a reduction to

20% for the year beginning April 1, 2015 were included in the Finance Act 2013 and enacted in 2013. Pursuant to ASC 740-10-25-47, deferred taxes are required to be measured using the tax laws and rates that are fully enacted as of the balance sheet date. The effect of changes in tax laws, including those with retroactive application, should be recorded in the financial reporting period that includes the enactment date with the entire tax effect of a change allocated to continuing operations. The deferred tax balances have been adjusted for the enacted 20% tax rate change.

On October 6, 2015, the Brazilian President signed into law a temporary increase in social contribution tax on net profits for financial institutions from 15% to 20%. The tax rate will return to 15% on January 1, 2019. As such, the Company recorded a $6 million discrete tax benefit for the write-up of CNH Banco Capital’s net deferred tax asset in the fourth quarter.

The French government did not extend the additional contribution tax for 2016, which resulted in a decrease in the France tax rate from 38% to 34.43%. As a result, there was a $14 million discrete tax charge in the fourth quarter for the write-down of the French tax unit’s net deferred tax asset.

In December 2015, the Italian President approved the reduction of the Italian federal IRES tax rate from the current rate of 27.5% to 24% in 2017. There was no tax impact for the tax rate change under U.S. GAAP as the Italian tax unit net deferred tax asset is offset by a full valuation.

The Company files income tax returns in various foreign jurisdictions, of which the United States, Canada and Italy represent the major tax jurisdictions. The Company is currently under tax examinations by various taxing authorities for the years 2001 through 2014 that are anticipated to be completed by the end of 2018. During 2015, the Company settled various tax examinations and has made cash payments to the United States of approximately $15 million. Certain taxing authorities have proposed adjustments to the Company for certain tax positions and the Company is currently engaged in competent authority proceedings. The Company reached a settlement with the United States and Canada competent authorities in 2013 settling transfer pricing disputes for the years 2005 through 2012 resulting in cash tax payments of $44 million in 2014, offset by cash tax refunds of $50 million received in 2014 and another $20 million expected in 2016. The potential tax deficiency assessment relating to other tax examinations could result in cash payments in the range of $6 to $11 million. The Company has provided for tax contingencies and related competent authority recovery. The Company does not believe that the resolution of the tax examinations will have a material adverse effect on the Company’s financial position or its results of operations.

At December 31, 2015, undistributed earnings in certain subsidiaries outside the United Kingdom totaled $5.3 billion for which no deferred tax has been recorded because the remittance of earnings from certain jurisdictions would incur no tax or such earnings are permanently reinvested. The Company has determined that the amount of unrecognized deferred tax liability relating to the $5.3 billion undistributed earnings is approximately $78 million and attributable to foreign withholding taxes in certain jurisdictions. Further, the Company evaluated the undistributed earnings from its joint ventures in which it owned 50% or less, and recorded $9 million of deferred taxes as of December 31, 2015. The repatriation of undistributed earnings to the United Kingdom is generally exempt from United Kingdom income taxes under a full participation exemption.

Note 11: Employee Benefit Plans and Postretirement Benefits

CNH Industrial provides pension, healthcare and insurance plans and other postemployment benefits to their employees and retirees under defined contribution and defined benefit plans.

In the case of defined contribution plans, CNH Industrial makes contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been made, the Company has no further payment obligations. CNH Industrial recognizes the contribution cost when the employees have rendered their service and includes this cost by function in cost of goods sold, SG&A expense, and R&D expense. During the years ended December 31, 2015, 2014, and 2013, CNH Industrial recorded expense of $185 million, $244 million, and $194 million, respectively, for its defined contribution plans.

Defined benefit plans are classified by CNH Industrial on the basis of the type of benefit provided as follows: pension plans, healthcare plans, and other postemployment benefit plans.

Pension Plans

Pension obligations primarily comprise the obligations of the Company’s pension plans in the United States, the United Kingdom, and Germany.

Under these plans, contributions are made to a separate fund (trust) that independently administers the plan assets. The Company’s funding policy is to meet the minimum funding requirements pursuant to the laws of the applicable jurisdictions. The Company may also choose to make discretionary contributions.

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

Other Postemployment Benefits

Other postemployment benefits consist of obligations for Italian Employee Leaving Entitlements up to December 31, 2006, loyalty bonus in Italy and various other similar plans in France, Germany and Belgium. Until December 31, 2006, Italian companies with more than 50 employees were required to accrue for benefits paid to employees upon them leaving the Company. The scheme has since changed to a defined contribution plan. The obligation on our consolidated balance sheet represents the residual reserve for years until December 31, 2006. Loyalty bonus is accrued for employees who have reached certain service seniority and are generally settled when employees leave the Company. These plans are not required to be funded and, therefore, have no plan assets.

Obligations and Funded Status

The following summarizes data from CNH Industrial’s defined benefit pension, healthcare and other postemployment plans for the years ended December 31, 2015 and 2014:

	Pension		Healthcare ˡ		Other ˡ
	2015	2014	2015	2014	2015	2014
	(in millions)
Change in benefit obligations:
Beginning benefit obligation	$3,619	$3,441	$1,243	$1,117	$526	$565
Service cost	30	27	8	9	15	18
Interest cost	112	134	48	51	5	10
Plan participants’ contributions	3	3	9	8	—	—
Actuarial (gain) loss	(159)	442	(64)	150	(37)	58
Gross benefits paid	(190)	(233)	(80)	(78)	(45)	(40)
Plan amendments	—	1	—	(12)	—	(24)
Currency translation adjustments and other	(134)	(196)	(7)	(2)	(41)	(61)
Ending benefit obligation	3,281	3,619	1,157	1,243	423	526
Change in the fair value of plan assets:
Beginning plan assets	2,686	2,665	107	98	—	—
Actual return on plan assets	(9)	288	—	11	—	—
Employer contributions	27	28	—	—	—	—
Plan participants’ contributions	3	3	—	—	—	—
Gross benefits paid	(161)	(199)	(2)	(2)	—	—
Currency translation adjustments and other	(66)	(99)	—	—	—	—
Ending plan assets	2,480	2,686	105	107	—	—
Funded status:	$(801)	$(933)	$(1,052)	$(1,136)	$(423)	$(526)

ˡ The healthcare and other postemployment plans are not required to be prefunded.

The following summarizes data from CNH Industrial’s defined benefit pension plans by significant geographical area for the years ended December 31, 2015 and 2014:

	U.S.		U.K		Germanyˡ		Other Countriesˡ
	2015	2014	2015	2014	2015	2014	2015	2014
	(in millions)
Change in benefit obligations:
Beginning benefit obligation	$1,291	$1,223	$1,468	$1,360	$523	$537	$337	$321
Service cost	6	5	7	5	4	4	13	13
Interest cost	48	55	50	56	8	14	6	9
Plan participants’ contributions	—	—	—	—	—	—	3	3
Actuarial (gain) loss	(54)	128	(74)	199	(16)	71	(15)	44
Gross benefits paid	(83)	(120)	(64)	(62)	(29)	(34)	(14)	(17)
Plan amendments	—	—	—	—	—	—	—	1
Currency translation adjustments and other	—	—	(55)	(90)	(52)	(69)	(27)	(37)
Ending benefit obligation	1,208	1,291	1,332	1,468	438	523	303	337
Change in the fair value of plan assets:
Beginning plan assets	1,295	1,269	1,105	1,099	5	6	281	291
Actual return on plan assets	(30)	146	13	119	—	—	8	23
Employer contributions	—	—	17	17	—	—	10	11
Plan participants’ contributions	—	—	—	—	—	—	3	3
Gross benefits paid	(83)	(120)	(64)	(62)	—	—	(14)	(17)
Currency translation adjustments and other	—	—	(43)	(68)	—	(1)	(23)	(30)
Ending plan assets	1,182	1,295	1,028	1,105	5	5	265	281
Funded status:	$(26)	$4	$(304)	$(363)	$(433)	$(518)	$(38)	$(56)

ˡ Pension benefits in Germany and some other countries are not required to be prefunded.

Net amounts recognized in the consolidated balance sheets as of December 31, 2015 and 2014 consist of:

	Pension		Healthcare		Other
	2015	2014	2015	2014	2015	2014
	(in millions)
Other assets	$6	$19	$—	$—	$—	$—
Pension, postretirement and other postemployment benefits	(807)	(952)	(1,052)	(1,136)	(423)	(526)
Net liability recognized at end of year	$(801)	$(933)	$(1,052)	$(1,136)	$(423)	$(526)

Pre-tax amounts recognized in accumulated other comprehensive loss as of December 31, 2015 consist of:

	Pension	Healthcare	Other
	(in millions)
Unrecognized actuarial losses	$970	$195	$66
Unrecognized prior service credit	(3)	(10)	(4)
Accumulated other comprehensive loss	$967	$185	$62

The following table summarizes the aggregate pension accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets:

	Pension
	2015	2014
	(in millions)
Accumulated benefit obligation	$3,182	$2,103
Fair value of plan assets	$2,404	$1,191

The following table summarizes CNH Industrial’s pension and other postemployment plans with projected benefit obligations in excess of plan assets:

	Pension		Healthcare		Other
	2015	2014	2015	2014	2015	2014
	(in millions)
Projected benefit obligation	$3,211	$2,149	$1,157	$1,243	$423	$526
Fair value of plan assets	$2,404	$1,191	$105	$107	$—	$—

The total accumulated benefit obligation for pension was $3,252 million and $3,570 million as of December 31, 2015 and 2014, respectively.

Net Periodic Benefit Cost

The following summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit for the years ended December 31, 2015, 2014, and 2014:

	Pension			Healthcare			Other
	2015	2014	2013	2015	2014	2013	2015	2014	2013
	(in millions)
Service cost	$30	$27	$27	$8	$9	$9	$15	$18	$16
Interest cost	112	134	126	48	51	45	5	10	12
Expected return on assets	(140)	(151)	(166)	(7)	(7)	(7)	—	—	—
Amortization of:
Prior service cost (credit)	—	1	2	(10)	(12)	(12)	1	2	1
Actuarial loss (gain)	83	64	78	26	5	22	(7)	13	(5)
Settlement loss and other	—	—	1	—	—	—	—	1	1
Net periodic benefit cost	$85	$75	$68	$65	$46	$57	$14	$44	$25

Net periodic benefit cost recognized in net income and other changes in plan assets and benefit obligations that are recognized in other comprehensive loss during 2015 consist of:

	Pension	Healthcare	Other
	(in millions)
Net periodic benefit cost	$85	$65	$14
Benefit adjustments included in other comprehensive (income) loss:
Net actuarial gains	(10)	(57)	(37)
Amortization of actuarial gains (losses)	(83)	(26)	7
Amortization of prior service (cost) credit	—	10	(1)
Currency translation adjustments and other	(38)	(1)	(9)
Total recognized in other comprehensive loss	(131)	(74)	(40)
Total recognized in comprehensive loss	$(46)	$(9)	$(26)

Pre-tax amounts expected to be amortized in 2016 from accumulated other comprehensive loss consist of:

	Pension	Healthcare	Other
	(in millions)
Actuarial losses	$(79)	$(15)	$—
Prior service (cost) credit	—	4	(1)
Total	$(79)	$(11)	$(1)

Actuarial gains and losses are recorded in accumulated other comprehensive income (loss). To the extent unamortized gains and losses exceed 10% of the higher of the market-related value of assets or the benefit obligation, the excess is amortized as a component of net periodic cost over the remaining service period of the active participants. For plans in which all or almost all of the plan's participants are inactive, the amortization period is the remaining life expectancy of the inactive participants.

Assumptions

The following assumptions were utilized in determining the funded status as at December 31, 2015 and 2014, and the net periodic benefit cost of CNH Industrial’s defined benefit plans for the years ended December 31, 2015, 2014, and 2013:

	Pension plans			Healthcare plans			Other
(in %)	2015	2014	2013	2015	2014	2013	2015	2014	2013
Assumptions used to determine funded status at December 31
Weighted-average discount rates	3.49	3.22	n/a	4.27	3.96	n/a	2.06	1.81	n/a
Weighted-average rate of compensation increase	2.98	3.25	n/a	2.50	3.00	n/a	1.33	2.27	n/a
Weighted-average, initial healthcare cost trend rate	n/a	n/a	n/a	6.98	7.23	n/a	n/a	n/a	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	n/a	n/a	5.00	5.00	n/a	n/a	n/a	n/a
Assumptions used to determine expense for the years ended December 31
Weighted-average discount rates	3.22	4.05	3.75	3.96	4.67	3.79	1.81	3.00	3.27
Weighted-average rate of compensation increase	3.25	3.35	2.99	3.00	3.42	3.42	2.27	2.63	2.75
Weighted-average long-term rates of return on plan assets	5.38	5.85	5.95	6.75	6.75	7.00	n/a	n/a	n/a
Weighted-average, initial healthcare cost trend rate	n/a	n/a	n/a	7.23	8.19	7.04	n/a	n/a	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	n/a	n/a	5.00	5.00	5.00	n/a	n/a	n/a

*	CNH Industrial expects to achieve the ultimate healthcare cost trend rate in 2024 and 2018 for U.S. and Canada plans, respectively.

Assumed discount rates are used in measurements of pension, healthcare and other postemployment benefit obligations and interest cost components of net periodic cost. CNH Industrial selects its assumed discount rates based on the consideration of equivalent yields on high-quality fixed income investments at the measurement date. The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The discount rates for the U.S., European, U.K. and Canadian obligations are based on a benefit cash flow-matching approach and represent the rates at which the benefit obligations could effectively be settled as of the measurement date, December 31. The benefit cash flow-matching approach involves analyzing CNH Industrial’s projected cash flows against a high quality bond yield curve, mainly calculated using a wide population of AA-grade corporate bonds subject to minimum amounts outstanding and meeting other defined selection criteria. The discount rates for the CNH Industrial’s remaining obligations are based on benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments approximate the timing and amounts of projected benefit payments.

The expected long-term rate of return on plan assets reflects management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations. The expected return is based on the outlook for inflation, fixed income returns and equity returns, while also considering asset allocation and investment strategy, premiums for active management to the extent asset classes are actively managed, and plan expenses. Return patterns and correlations, consensus return forecasts, and other relevant financial factors are analyzed to check for reasonability and appropriateness.

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

Beginning in 2016, the Company will change the method used to estimate the service and interest cost components of the net periodic pension and other postretirement benefit costs. The new method uses the spot yield curve approach to estimate the service and interest costs by applying the specific spot rates along the yield curve used to determine the benefit obligations to relevant projected cash outflows. Previously, those costs were determined using a single weighted-average discount rate. The change does not affect the measurement of the Company’s benefit obligations and it is accounted for as a change in accounting estimate, which is applied prospectively beginning in the first quarter of 2016.

A one percentage point change in the assumed healthcare cost trend rates would have the following effect:

	One Percentage- Point Increase	One Percentage- Point Decrease
	(in millions)
Total increase/(decrease) in service cost and interest cost components of 2015 Healthcare Plan benefit expense	$8	$(7)
Total increase/(decrease) in accumulated Healthcare benefit obligations as of December 31, 2015	$149	$(121)

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

Weighted average target asset allocation for all plans for 2015 are as follows:

All Plans
Asset category:
Equity securities	22%
Debt securities	67%
Cash/Other	11%

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

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2015:

	Total	Level 1	Level 2	Level 3
	(in millions)
Equity securities:
U.S. equities—large cap	$53	$15	$38	$—
U.S. equities—mid cap	—	—	—	—
U.S. equities—small cap	—	—	—	—
Non-U.S. equities	289	—	289	—
Total Equity securities	342	15	327	—
Fixed income securities:
U.S. government bonds	305	302	3	—
U.S. corporate bonds	504	—	504	—
Non-U.S. government bonds	611	17	594	—
Non-U.S. corporate bonds	112	—	112	—
Mortgage backed securities	1	—	1	—
Other fixed income	12	—	12	—
Total Fixed income securities	1,545	319	1,226	—
Other types of investments:
Mutual funds (A)	537	—	537	—
Insurance contracts	133	—	—	133
Derivatives—credit contracts	—	—	—	—
Real estate	—	—	—	—
Other (B)	8	—	8	—
Total Other types of investments	678	—	545	133
Cash:	20	1	19	—
Total	$2,585	$335	$2,117	$133

(A)	This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.
(B)	This category includes primarily commingled funds, which invest in both U.S. and non-U.S. equity securities.

The following table presents the changes in the Level 3 plan assets for the year ended December 31, 2015:

Insurance Contracts
Balance at December 31, 2014	$125
Actual return on plan assets relating to assets still held at reporting date	2
Purchases	7
Settlements	(6)
Transfers in and/or out of level 3	6
Currency impact	(1)
Balance at December 31, 2015	$133

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2014:

	Total	Level 1	Level 2	Level 3
	(in millions)
Equity securities:
U.S. equities—large cap	$—	$—	$—	$—
U.S. equities—mid cap	—	—	—	—
U.S. equities—small cap	—	—	—	—
Non-U.S. equities—large cap	15	15	—	—
Total Equity securities	15	15	—	—
Fixed income securities:
U.S. government bonds	346	336	10	—
U.S. corporate bonds	534	—	534	—
Non-U.S. government bonds	682	17	665	—
Non-U.S. corporate bonds	116	—	116	—
Mortgage backed securities	1	—	1	—
Other fixed income	31	—	31	—
Total Fixed income securities	1,710	353	1,357	—
Other types of investments:
Mutual funds(A)	556	—	556	—
Insurance contracts	125	—	—	125
Derivatives—credit contracts	4	4	—	—
Real estate	—	—	—	—
Other (B)	350	—	350	—
Total Other types of investments	1,035	4	906	125
Cash:	33	—	33	—
Total	$2,793	$372	$2,296	$125

(A)	This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.
(B)	This category includes primarily commingled funds, which invest in both U.S. and non-U.S. equity securities.

The following table presents the changes in the Level 3 plan assets for the year ended December 31, 2014:

Insurance Contracts
Balance at December 31, 2013	$33
Actual return on plan assets relating to assets still held at reporting date	6
Purchases	105
Settlements	(3)
Currency impact	(16)
Balance at December 31, 2014	$125

Contributions

CNH Industrial expects to contribute (including through direct benefit payments) approximately $64 million to its pension plans, $70 million to its healthcare plans and $30 million to its other postemployment plans in 2016.

The benefit expected to be paid from the benefit plans, which reflect expected future years of service, and the Medicare subsidy expected to be received are as follows:

	Pension Plans	Healthcare	Medicare Part D Reimbursement	Other
	(in millions)
2016	$189	$74	$(1)	$30
2017	189	72	—	30
2018	188	71	—	35
2019	189	71	—	33
2020	193	70	—	35
2021 - 2025	964	341	(2)	146
Total	$1,912	$699	$(3)	$309

Note 12: Other Liabilities

A summary of “Other liabilities” as of December 31, 2015 and 2014 is as follows:

	2015	2014
	(in millions)
Advances on buy-back agreements	$2,147	$1,962
Warranty and campaign programs	908	1,020
Marketing and sales incentive programs	1,166	1,413
Tax payables	528	680
Accrued expenses and deferred income	577	731
Accrued employee benefits	572	669
Legal reserves and other provisions	389	410
Contract reserve	396	390
Restructuring reserve	51	95
Other	736	689
Total	$7,470	$8,059

Warranty and Campaign Program

As described in “Note 2: Summary of Significant Accounting Policies”, CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the years ended December 31, 2015 and 2014 for the basic warranty and accruals for campaign programs are as follows:

	2015	2014
	(in millions)
Balance, beginning of year	$1,020	$1,111
Current year additions	738	866
Claims paid	(723)	(837)
Currency translation adjustment and other	(127)	(120)
Balance, end of year	$908	$1,020

Advance on Buy-back Agreements

As described in “Note 2: Summary of Significant Accounting Policies”, the initial sale price received for new vehicle sales with a buy-back commitment by Commercial Vehicles is recognized as Advances on buy-back agreements. The difference between the initial sale price and the buy-back price is recognized as rental revenue on a straight-line basis over the term of the operating lease. The balance of Advances on buy-back agreements at December 31, 2015 and 2014 represented a sum of the deferred rental revenue and the guaranteed buy-back price.

Restructuring Provision

The Company incurred restructuring costs of $84 million, $184 million and $71 million for the years ended December 31, 2015, 2014 and 2013, respectively. These costs were as follows:

•

Restructuring expenses were $84 million in 2015 compared to $184 million in 2014. In 2015, Commercial Vehicles recorded $44 million mainly due to actions to reduce SG&A and business support costs as a result of the transition to CNH Industrial’s regional structure and costs related to the completion of manufacturing product specialization programs. Construction Equipment and Agricultural Equipment recorded $19 million and $18 million, respectively, mainly as a result of footprint rationalization actions included in the efficiency program of the Company launched in 2014.

•

In 2014, the Company incurred restructuring expenses of $184 million. Commercial Vehicles recorded $102 million mainly due to actions put in place to reduce SG&A and business support costs as a result of the transition to CNH Industrial’s regional structure. Construction Equipment recorded $39 million mainly due to the realignment of the dealer network in EMEA as a result of the re-positioning of the Case and New Holland brand offerings and the announced closure of an assembly plant in Calhoun, Georgia. Agricultural Equipment recorded $43 million primarily for the planned closure of a 60% owned joint venture in China.

•

In 2013, the Company continued its reorganization of Commercial Vehicles’ manufacturing activities in Europe, which began in 2012, by moving the heavy truck production at Ulm, Germany to Madrid, Spain in an effort to consolidate the heavy truck production. Additionally, the Company closed four European fire-fighting vehicle plants and moved their production to Ulm, Germany.

The following table sets forth restructuring activity for the years ended December 31, 2015, 2014 and 2013:

	Severance and Other Employee Costs	Facility Related Costs	Other Restructuring	Total
	(in millions)
Balance at January 1, 2013	$131	$—	$24	$155
Restructuring charges	67	1	3	71
Reserves utilized: cash	(122)	—	(16)	(138)
Reserves utilized: non-cash	(8)	—	(3)	(11)
Currency translation adjustments	1	—	(1)	—
Balance at December 31, 2013	69	1	7	77
Restructuring charges	118	32	34	184
Reserves utilized: cash	(74)	—	(8)	(82)
Reserves utilized: non-cash	(13)	(26)	(24)	(63)
Currency translation adjustments	(14)	(1)	(6)	(21)
Balance at December 31, 2014	86	6	3	95
Restructuring charges	66	—	18	84
Reserves utilized: cash	(112)	(3)	(1)	(116)
Reserves utilized: non-cash	(5)	—	—	(5)
Currency translation adjustments	(5)	2	(4)	(7)
Balance at December 31, 2015	$30	$5	$16	$51

At December 31, 2015, the remaining cost expected to be incurred for existing restructuring plans is approximately $80 million, which is expected to be incurred primarily in 2016. The Company now estimates a total cumulative charge of approximately $360 million between 2014-2016 for the Company’s efficiency program, as additional restructuring actions have been identified. The combined benefits of the efficiency program’s actions will result in estimated savings of approximately $200 million per year.

Note 13: Commitments and Contingencies

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy and contractual issues and environmental claims that arise in the ordinary course of our business. The most significant of these matters are described below.

The outcome of any current or future proceedings, claims or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require the Company to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that such a loss has been incurred and the amount can be reasonably estimated, an accrual has been made against our earnings and included in “Other liabilities” on the consolidated balance sheets.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, the Company believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its consolidated financial statements.

Environmental

Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH Industrial has received inquiries for information or notices of its potential liability regarding 65 non-owned U.S. sites at which regulated materials allegedly generated by CNH Industrial were released or disposed (“Waste Sites”). Of the Waste Sites, 15 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 59 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved; it has not been named as a potentially responsible party (“PRP”); or its liability is likely de minimis.

Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 65 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH Industrial could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH Industrial believes that the costs associated with the Waste Sites will not have a material effect on the Company’s business, financial position or results of operations.

The Company is conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or which are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position or results of operations.

The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions, and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As in the past, CNH Industrial plans to continue funding its costs of environmental compliance from operating cash flows.

Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time which could exceed 30 years for some sites. As of December 31, 2015 and 2014, environmental reserves of approximately $37 million and $38 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

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

European Commission anti-competition investigation: Starting January 2011, Iveco S.p.A. (“Iveco”) and certain of its competitors have been subject to an investigation being conducted by the European Commission (the “Commission”) into certain business practices of the leading manufacturers of trucks and commercial vehicles in the European Union in relation to alleged anti-competitive behavior.

On November 20, 2014, Iveco received a Statement of Objections from the Commission alleging that Iveco and other companies in the heavy and medium truck industry had breached EU antitrust rules. The Commission indicated that it would seek to impose significant fines on the manufacturers. The Statement of Objections is a formal step in the Commission’s investigative process and details the Commission’s preliminary view of the conduct of the companies involved.

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

Commitments

CNH Industrial has entered operating lease contracts for the right to use industrial buildings and equipment with an average term of 10-20 years and 3-5 years, respectively. Total future minimum lease payments under non-cancellable lease contracts are as follows:

Amount
(in millions)
2016	$73
2017	59
2018	43
2019	33
2020	27
2021 and beyond	34
Total minimum rental commitments	$269

Total rental expense for all operating leases was $69 million, $58 million, and $64 million for the years ended December 31, 2015, 2014, and 2013, respectively.

At December 31, 2015, Financial Services has various agreements to extend credit for the following financing arrangements:

Facility	Total Credit Limit	Utilized	Not Utilized
	(in millions)
Wholesale and dealer financing	$7,007	$3,770	$3,237

 Guarantees

CNH Industrial provided loan guarantees on the debt or commitments of third parties and performance guarantees to non-consolidated affiliates as of December 31, 2015 and 2014 totaling $316 million and $383 million, respectively.

Other Contingencies

CNH Industrial is successor to Fiat Industrial, a company formed as a result of the demerger of Fiat S.p.A. (which, effective October 12, 2014, was merged into FCA) in favor of Fiat Industrial. As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At December 31, 2015, the outstanding Liabilities amounted to approximately $1.3 billion (of which $1.1 billion consisted of bonds guaranteed by FCA). CNH Industrial evaluated as extremely remote the risk of FCA’s insolvency, and therefore no specific provision has been accrued in respect of the above mentioned potential joint liability.

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

Derivatives

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or issue derivative or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the consolidated statements of cash flows.

Foreign Exchange Contracts and Cross Currency Swaps

CNH Industrial has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in non-functional currencies. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases and sales. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the consolidated statements of operations in the line “Other, net” and was not significant for all periods presented. The maturity of these instruments does not exceed 17 months and the after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in net sales and cost of goods sold over the next twelve months assuming foreign exchange rates remain unchanged is approximately $20 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

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

All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $7.3 billion and $8.6 billion at December 31, 2015 and 2014, respectively.

Additionally, CNH Industrial employs cross currency swaps to convert fixed-rate foreign currency denominated debt to floating rate debt denominated in the functional currency of the borrowing entity. Cross currency swaps combine the elements of a foreign exchange contract and an interest rate swap into a single financial instrument. These instruments are designated as cash flow hedges and thus accounted for similarly to the foreign exchange contracts and interest rate swaps disclosed in this footnote. The maturity of these instruments does not exceed 12 months and the after-tax gains (losses) deferred in accumulated other comprehensive income (loss) are insignificant. The total notional amount of CNH Industrial’s cross currency swaps was $165 million at December 31, 2015.

Interest Rate Derivatives

CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated in cash flow hedging relationships are being used by the Company to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt. Any ineffectiveness is recorded in “Other, net” in the consolidated statements of operations and was insignificant for all periods presented. The maximum length of time over which CNH Industrial is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 48 months. The after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in interest expense over the next twelve months is approximately $(2) million.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the risk of reductions in the fair value of existing fixed rate bonds and medium-term notes due to increases in LIBOR based interest rates. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. Costs relating to the ineffectiveness of such transactions were insignificant in 2015, 2014 and 2013, respectively.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Company being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the years ending December 31, 2015, 2014, and 2013.

All of CNH Industrial’s interest rate derivatives outstanding as of December 31, 2015 and 2014 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $4.6 billion and $5.6 billion at December 31, 2015 and 2014, respectively.

Financial Statement impact of CNH Industrial Derivatives

The fair values of CNH Industrial’s derivatives as of December 31, 2015 and 2014 in the consolidated balance sheets are recorded as follows:

	2015	2014
	(in millions)
Derivatives Designated as Hedging Instruments:
Assets:
Foreign exchange contracts:	$61	$75
Interest rate derivatives:	30	37
Cross currency swaps:	16	—
Total Assets	$107	$112
Liabilities
Foreign exchange contracts:	$(29)	$(178)
Interest rate derivatives:	(6)	(12)
Total Liabilities	$(35)	$(190)
Derivatives Not Designated as Hedging Instruments:
Assets:
Foreign exchange contracts:	$100	$86
Interest rate derivatives:	4	7
Total Assets	$104	$93
Liabilities
Foreign exchange contracts:	$(30)	$(37)
Interest rate derivatives:	(4)	(8)
Total Liabilities	$(34)	$(45)

Pre-tax gains (losses) on the consolidated statements of operations related to CNH Industrial’s derivatives for the year ended December 31, 2015, 2014 and 2013 are recorded in the following accounts:

	2015	2014	2013
	(in millions)
Fair Value Hedges
Interest rate derivatives—Interest expense	$9	$(8)	$(45)
Gains/(losses) on hedged items—Interest expense	(9)	8	45
Cash Flow Hedges
Recognized in accumulated other comprehensive income (effective portion):
Foreign exchange contracts—accumulated other comprehensive income	$(19)	$(251)	$208
Interest rate derivatives—accumulated other comprehensive income	(39)	1	(7)
Reclassified from accumulated other comprehensive income (effective portion):
Foreign exchange contracts—Net sales	$16	$14	$15
Foreign exchange contracts—Cost of goods sold	(211)	(7)	7
Foreign exchange contracts—Other, net	(10)	(30)	59
Interest rate derivatives—Interest expense	(7)	(12)	(14)
Not Designated as Hedges
Foreign exchange contracts—Other, net	$115	$(14)	$64

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2015 and 2014:

	Level 1		Level 2		Total
	2015	2014	2015	2014	2015	2014
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$161	$161	$161	$161
Interest rate derivatives	—	—	34	44	34	44
Cross currency swaps	—	—	16	—	16	—
Available for sale securities	1	1	—	—	1	1
Total Assets	$1	$1	$211	$205	$212	$206
Liabilities
Foreign exchange derivatives	$—	$—	$(59)	$(215)	$(59)	$(215)
Interest rate derivatives	—	—	(10)	(20)	(10)	(20)
Total Liabilities	$—	$—	$(69)	$(235)	$(69)	$(235)

Fair Value of Other Financial Instruments

The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the consolidated balance sheets approximates their fair value.

Financial Instruments Not Carried at Fair Value

The estimated fair market values of financial instruments not carried at fair value in the consolidated balance sheets as of December 31, 2015 and 2014 are as follows:

	2015		2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$19,001	$18,868	$21,472	$21,427
Debt	$26,388	$26,371	$29,594	$29,883

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

Note 15: Shareholders’ Equity

The Articles of Association of CNH Industrial provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares, each with a per share par value of €0.01. As of December 31, 2015, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,362,048,989 common shares and 413,249,206 special voting shares.

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

CNH Industrial common shares are freely transferable, while, special voting shares are transferable exclusively in limited circumstances and they are not listed on the NYSE or the MTA. In particular, at any time, a holder of common shares that are Qualifying Common Shares who wants to transfer such common shares other than in limited specified circumstances (e.g., transfers to affiliates or relatives through succession, donation or other transfers) must request a de-registration of such Qualifying Common Shares from the Loyalty Register. After de-registration from the Loyalty Register, such common shares no longer qualify as Qualifying Common Shares and, as a result, the holder of such common shares is required to transfer the special voting shares associated with the transferred common shares to the Company for no consideration.

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

The following table shows a reconciliation between the composition of the share capital of CNH Industrial N.V. at September 30, 2013 on the basis of the shares issued according to the exchange ratios with Fiat Industrial and CNH Global shares upon the completion of the mergers, and the composition of the share capital of CNH Industrial at December 31, 2015, 2014, and 2013:

(number of shares)	Common shares pre-merger		CNH Industrial N.V. Common Shares		CNH Industrial N.V. Special Voting Shares		Total CNH Industrial N.V. Shares
Fiat Industrial S.p.A. common shares	1,222,560,247	(a)	1,222,560,247	(*)	451,262,083	(**)	1,673,822,330
CNH Global N.V. common shares (noncontrolling interests)	32,995,696		126,307,525	(*)	23,212,193	(**)	149,519,718
Total CNH Industrial N.V. shares at September 30, 2013			1,348,867,772		474,474,276		1,823,342,048
Capital increase			1,205,758		—		1,205,758
Retirement of special voting shares			—		(5,479,890)		(5,479,890)
Total CNH Industrial N.V. shares at December 31, 2013			1,350,073,530		468,994,386		1,819,067,916
Capital increase			5,246,110		—		5,246,110
Retirement of special voting shares			—		(53,594,883)		(53,594,883)
Total CNH Industrial N.V. shares at December 31, 2014			1,355,319,640		415,399,503		1,770,719,143
Capital increase			6,729,349		—		6,729,349
Retirement of special voting shares			—		(2,150,297)		(2,150,297)
Total CNH Industrial N.V. shares at December 31, 2015			1,362,048,989		413,249,206		1,775,298,195

(a)	Total n. 1,222,568,882 Fiat Industrial S.p.A. common shares are shown net of 8,635 treasury shares that have been cancelled at the closing of the merger.
(*)

Allotted on the basis of the established exchange ratios of one common share of CNH Industrial N.V. for each share of Fiat Industrial S.p.A. and 3.828 common shares of CNH Industrial N.V for each share of CNH Global N.V.

(**)	Allotted to eligible Fiat Industrial N.V. and CNH Global N.V. shareholders who had elected to receive special voting shares.

During the years ended December 31, 2015 and December 31, 2014, 2 million and 54 million special voting shares were acquired by the Company following the de-registration of the corresponding number of qualifying common shares from the Loyalty Register, respectively.

Furthermore, during the years ended December 31, 2015 and December 31, 2014, the Company issued 6.7 million and 5.2 million new common shares primarily due to the vesting or exercise of share-based awards. See “Note 16: Share Based Compensation” for further discussion.

Dividend

On March 4, 2016, the Board of Directors of CNH Industrial N.V. recommended to the Company’s shareholders that the Company declare a dividend of €0.13 per common share, totaling approximately €177 million (equivalent to approximately $195 million, translated at the exchange rate reported by the European Central Bank on February 26, 2016). The proposal is subject to the approval of the Company’s shareholders at the Annual General Meeting of shareholders to be held on April 15, 2016.

At the Annual General Meeting of shareholders held by CNH Industrial on April 15, 2015, shareholders approved the payment of a dividend of €0.20 per common share, translated at the exchange rate reported by the European Central Bank on February 27, 2015). The dividend was paid in April 2015 for a total amount of €272 million ($291 million).

At the Annual General Meeting of shareholders held by CNH Industrial on April 16, 2014, shareholders approved the payment of a dividend of €0.20 per common share. The dividend was paid in April 2014 for a total amount of €271 million ($375 million).

Note 16: Share-Based Compensation

For the years ended December 31, 2015, 2014 and 2013, CNH Industrial recognized total share-based compensation expense of $49 million, $49 million and $39 million, respectively. For the years ended December 31, 2015, 2014, and 2013, CNH Industrial recognized a total tax benefit relating to share-based compensation expense of $3 million, $4 million, and $8 million, respectively. As of December 31, 2015, CNH Industrial had unrecognized share-based compensation expense related to nonvested awards of approximately $76 million based on current assumptions related to achievement of specified performance objectives, when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 2.1 years.

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

CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”)

At the Annual General Meeting of Shareholders (“AGM”) held on April 16, 2014, the Company’s shareholders approved the adoption of the CNH Industrial EIP, an umbrella program defining the terms and conditions for any subsequent long-term incentive program, whose main features are as follows:

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

Performance Share Units

In 2014 and 2015, CNH Industrial issued to its Chief Executive Officer and selected key employees approximately 12 million and 1 million Performance Share Units (“PSUs”), respectively, with financial performance goals covering a five-year period from January 1, 2014 to December 31, 2018. The performance goals include a performance condition as well as a market condition, with each weighted at 50% and paying out independently of the other. Half of the award will vest if the performance condition is met; whereas the other half, which is based on the market condition, has a payout scale ranging from 0% to 150%. Accordingly, the total number of shares that will eventually be granted may vary from the original estimate of 12 million shares. One third of total grant will vest in February 2017, a cumulative two-thirds in February 2018, and a cumulative 100% in February 2019 if the respective financial goals for 2014 to 2016, 2014 to 2017 and 2014 to 2018 are achieved.

The fair values of the awards that are contingent upon the achievement of the performance condition were measured using stock prices on respective grant dates adjusted for the present value of future dividends that employees will not receive during the vesting period. The weighted average fair value for the PSUs based on the performance condition that were issued in 2014 and 2015 is $9.48 and $9.33 per share, respectively.

The fair values of the awards that are based on the market condition were calculated using the Monte Carlo Simulation model. The weighted average fair value for the awards that were issued in 2014 and 2015 is $8.19 and $7.95 per share, respectively. As a significant majority of the awards (approximately 90% of total awards as of December 31, 2015) was issued on June 9 and 25, 2014, the key assumptions utilized to calculate the grant-date fair values for awards issued on these two grant dates are listed below:

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

The following table reflects the activity of performance-based share units under CNH Industrial EIP for the year ended December 31, 2015:

	2015
	Performance Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	12,101,760	$8.84
Granted	980,400	$6.25
Forfeited	(1,490,900)	$8.69
Vested	—	$—
Nonvested at end of year	11,591,260	$8.64

Restricted Share Units

In 2014 and 2015, CNH Industrial issued to selected employees approximately 1 million and 2 million shares of Restricted Share Units (“RSUs) with a weighted average fair value of $9.21 and $8.60 per share, respectively. These shares will vest in three equal tranches over a three-year period. The fair value of the award is measured using the stock price on the grant date adjusted for the present value of future dividends that employees will not receive during the vesting period.

Additionally, CNH Industrial issued 3 million restricted share units to the Chairman of CNH Industrial, in June 2014. The weighted average fair value of these shares is $10.41 per share, measured using the stock price on the grant date adjusted for the present value of future dividends that the Chairman will not receive during the vesting period. These shares are service based and will vest in five tranches at the end of each year. The first tranche and second tranche of 750 thousand shares each vested on December 31, 2014 and December 31, 2015, respectively, which were exercised on February 23, 2015 and February 8, 2016, respectively.

The following table reflects the activity of restricted share units under CNH Industrial EIP for the year ended December 31, 2015:

	2015
	Restricted Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	3,512,139	$9.88
Granted	1,531,900	$8.08
Forfeited	(158,186)	$9.29
Vested	(1,140,333)	$10.21
Nonvested at end of year	3,745,520	$9.67

CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”)

On September 9, 2013, the CNH Industrial DCP was approved by the shareholders and adopted by the Board of Directors of CNH Industrial. The CNH Industrial DCP provides for the payment of the following to eligible members of the CNH Industrial Board in the form of cash, and/or common shares of CNH Industrial, and/or options to purchase common shares of CNH Industrial, provided that such members do not receive salary or other employment compensation from CNH Industrial or FCA., and their subsidiaries and affiliates:

•	$125,000 annual retainer fee for each Non-Executive Director
•	An additional $25,000 for each member of the Audit Committee and $35,000 for the Audit Committee Chairman.
•	An additional $20,000 for each member of every other Board committee and $25,000 for the committee chairman. (collectively, the “fees”).

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

There were 0.2 million common shares authorized for issuance under the CNH Industrial DCP. As of December 31, 2015, 0.05 million stock options were issued under the CNH Industrial DCP at a weighted average exercise price of $9.42 per share and weighted average fair value of $2.87 per share.

CNH Global Directors’ Compensation Plan (“CNH DCP”)

CNH Global Directors’ Compensation Plan stipulates the right for directors of former CNH Global to be compensated in the form of cash, and/or common shares of CNH Global N.V., and/or options to purchase common shares of CNH Global. On September 29, 2013, CNH Industrial assumed the sponsorship of the CNH DCP in connection with the Merger. Stock options issued under the CNH DCP were converted using the CNH Global exchange ratio of 3.828 CNH Industrial shares for each CNH Global common share and exercisable for common shares of CNH Industrial N.V. upon September 29, 2013. As of December 31, 2015, approximately 0.03 million stock options from the CNH DCP were still outstanding. The CNH DCP was terminated effective as of the Merger and no new equity awards will be issued under the CNH DCP.

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

Stock Option Plan

In September 2012, approximately 2.7 million performance-based stock options (at target award levels) were issued under the CNH EIP (the “2012 Grant”). Upon the achievement of CNH Global’s 2012 target performance objective, approximately 4 million of options were granted. These options vested in three equal tranches in February 2012, 2013 and 2014. Options granted under the CNH EIP have a contractual life of five years from the initial vesting date.

No stock options were issued in 2013, 2014, and 2015 under the CNH EIP.

The following table summarizes outstanding stock options under the CNH EIP at December 31, 2015:

	Options Outstanding				Options Exercisable
Range of Exercise Price	Shares Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Aggregate Intrinsic Value(A)	Shares Exercisable	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Aggregate Intrinsic Value(A)
$5.01–$10.00	4,491,907	1.6	$8.32	$30,755	4,491,907	1.6	$8.32	$30,755
$10.01–$15.00	4,278,010	1.2	$10.15	$—	4,278,010	1.2	$10.15	$—
				$30,755				$30,755

(A) The difference between the exercise price of share-based compensation and the year-end market price of CNH Industrial common shares of $6.84. No amount is shown for awards with an exercise price that is greater than the year-end market price.

The Black-Scholes pricing model was used to calculate the fair value of stock options for options granted in 2012 under the CNH EIP. The assumptions used under the Black-Scholes pricing model were as follows:

2012
Risk-free interest rate	0.40%
Expected dividend yield	0.00%
Price volatility of CNH Global N.V. shares	51.70%
Option life (years)	3.39

The risk-free interest rate was based on the U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility was based on the historical activity of common shares of CNH Global N.V. over a period at least equal to the expected life of the options. The expected life for the CNH EIP grant was based on the average of the vesting period of each tranche and the original contract term of 65 to 70 months. The expected dividend yield was determined to be zero as management did not expect CNH Global to pay ordinary dividends. Based on this model, the fair value of stock options awarded under the CNH EIP was $3.60.

The following table reflects the stock option activity under the CNH EIP for the year ended December 31, 2015:

	2015
	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	10,861,553	$9.03
Forfeited	(1,033,560)	$9.58
Expired	—	$—
Exercised	(1,058,075)	$6.95
Outstanding at end of year	8,769,918	$9.21
Exercisable at end of year	8,769,918	$9.21

Performance Share Units

In 2012, CNH Global issued several grants of performance-based share units. The total number of shares granted in 2012 was 0.5 million with a weighted average fair value of $10.62 per share. These shares were originally designed to cliff vest in February 2015 based on the achievement of their respective performance targets of CNH Global. In connection with the Merger, the performance targets for these awards had been deemed to be met and the outstanding shares continued to vest in February 2015 when employees have provided the required service. Awards that were modified in the same manner included the third tranche of several performance-based share units issued prior to 2012 which were scheduled to vest in February 2015 upon the achievement of certain performance targets of CNH Global. Overall, approximately 3 million of performance-based share units were converted to service based restricted shares, which resulted in no performance-based share units outstanding as of December 31, 2014. This modification did not result in any additional compensation cost in 2014. No performance-based shares were granted in 2013, 2014, and 2015 under the CNH EIP.

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

No restricted shares units were granted in 2013, 2014, and 2015 under the CNH EIP.

The following table reflects the activity of restricted share units under CNH EIP for the year ended December 31, 2015:

	2015
	Restricted Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	3,191,444	$7.82
Granted	—	$—
Forfeited	(78,869)	$8.79
Vested	(3,112,575)	$7.79
Nonvested at end of year	—	$—

The fair value of performance-based shares and restricted shares under the CNH EIP was based on the market value of CNH Global’s common shares on the date of the grant.

Special Dividend

On December 28, 2012, CNH Global had paid a special dividend of $10 per common share to its minority shareholders of record as of December 20, 2012, as part of the merger agreement with Fiat Industrial. In accordance with the anti-dilutive provisions of both the CNH EIP and CNH DCP, on January 28, 2013, the CNH Global Corporate Governance and Compensation Committee approved required equitable adjustments to outstanding equity awards. The adjustments were retrospectively made to outstanding options under the CNH EIP and CNH DCP, unvested performance share units and unvested restricted share units under the CNH EIP, as of the ex-dividend date on December 18, 2012. The exercise price was reduced and the number of outstanding shares increased for stock options, and the number of unvested share units was increased for performance share units and restricted share units, to maintain the pre-dividend fair value. The weighted average exercise price of outstanding options decreased from $40.45 to $33.34, the number of outstanding options increased from 4.6 million to 5.6 million, the number of unvested performance share units increased from 1.9 million to 2.3 million and the number of unvested restricted share units increased from 0.45 million to 0.55 million. These additional shares were issued in January 2013. The aggregate fair value, the aggregate intrinsic value and the ratio of the exercise price to the market price are approximately equal immediately before and after the adjustment. Therefore, no additional compensation expense was recognized in 2013.

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

1.1 million rights from the Retention LTI vested ratably over three years on February 22, 2013, 2014 and 2015. The last tranche of rights was exercised on February 23, 2015.

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

In connection with the Merger, upon recommendation of the Compensation Committee, the Board of Directors of CNH Industrial resolved to consider the performance conditions met for the Chairman’s Company performance share units. This modification did not result in any additional compensation expenses. The units vested on February 1, 2015 and were exercised on February 23, 2015.

The two awards were settled by issuing new shares.

The following table reflects the share activity under the Company Performance LTI for the year ended December 31, 2015:

	2015
	Number of Shares	Grant-Date Fair Value (in €)
Nonvested at beginning of year	1,000,000	€7.795
Granted	—	€—
Forfeited	—	€—
Vested	(1,000,000)	€7.795
Nonvested at end of year	—	€—

The following table reflects the share activity under the Retention LTI for the year ended December 31, 2015:

	2015
	Number of Shares	Grant-Date Fair Value (in €)
Nonvested at beginning of year	366,666	€7.795
Granted	—	€—
Forfeited	—	€—
Vested	(366,666)	€7.795
Nonvested at end of year	—	€—

The fair value of these awards was based on the market value of Fiat Industrial’s common shares on the date of the grant.

Additional Share-Based Compensation Information

The table below provides additional share-based compensation information for the years ended December 31, 2015, 2014 and 2013:

	2015	2014	2013
	(in millions)
Total intrinsic value of options exercised	$1	$5	$30
Fair value of shares vested	$36	$32	$50
Cash received from share award exercises	$8	$10	$63
Tax benefit of options exercised and shares vested	$—	$—	$3

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

The following table sets forth the computation of basic EPS and diluted EPS for the years ended December 31, 2015, 2014 and 2013.

	2015	2014	2013
	(in millions, except per share data)
Basic:
Net income attributable to CNH Industrial	$253	$710	$677
Weighted average common shares outstanding—basic	1,361	1,354	1,255
Basic earnings per share	$0.19	$0.52	$0.54
Diluted:
Net income attributable to CNH Industrial	$253	$710	$677
Weighted average common shares outstanding—basic	1,361	1,354	1,255
Effect of dilutive securities (when dilutive):
Stock compensation plans (A)	2	6	2
Weighted average common shares outstanding—diluted	1,363	1,360	1,257
Diluted earnings per share	$0.19	$0.52	$0.54

___________________________

(A) For the twelve months ended December 31, 2015, there were no shares outstanding excluded from the calculation of diluted earnings per share due to anti-dilutive impact.

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

Year ended December 31, 2015	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$154	$(34)	$120
Changes in retirement plans’ funded status	191	(33)	158
Foreign currency translation	(359)	—	(359)
Unrealized gain (loss) on available for sale securities	—	—	—
Share of other comprehensive loss of entities using the equity method	(47)	—	(47)
Other comprehensive loss	$(61)	$(67)	$(128)

Year ended December 31, 2014	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(215)	$49	$(166)
Changes in retirement plans’ funded status	(337)	55	(282)
Foreign currency translation	125	—	125
Unrealized gain (loss) on available for sale securities	—	—	—
Share of other comprehensive loss of entities using the equity method	(44)	—	(44)
Other comprehensive income (loss)	$(471)	$104	$(367)

Year ended December 31, 2013	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$134	$(40)	$94
Changes in retirement plans’ funded status	197	(110)	87
Foreign currency translation	(510)	—	(510)
Unrealized gain (loss) on available for sale securities	(2)	1	(1)
Share of other comprehensive loss of entities using the equity method	(23)	—	(23)
Other comprehensive loss	$(204)	$(149)	$(353)

The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following:

	Unrealized Gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Unrealized Gain (Loss) on Available For Sale Securities	Share of Other Comprehensive Income of Entities Using the Equity Method	Total
Balance, December 31, 2012	$(41)	$(810)	$(70)	$2	$8	$(911)
Other comprehensive income (loss), before reclassifications	144	53	(492)	—	(20)	(315)
Amounts reclassified from other comprehensive income (loss)	(55)	38	—	(2)	—	(19)
Other comprehensive income (loss)¹	89	91	(492)	(2)	(20)	(334)
Purchase of noncontrolling interest	1	(107)	(12)	—	(10)	(128)
Balance, December 31, 2013	49	(826)	(574)	—	(22)	(1,373)
Other comprehensive income (loss), before reclassifications	(201)	(337)	126	—	(44)	(456)
Amounts reclassified from other comprehensive income	35	58	—	—	—	93
Other comprehensive income (loss)¹	(166)	(279)	126	—	(44)	(363)
Balance, December 31, 2014	(117)	(1,105)	(448)	—	(66)	(1,736)
Other comprehensive income (loss), before reclassifications	(28)	76	(358)	—	(47)	(357)
Amounts reclassified from other comprehensive income	148	82	—	—	—	230
Other comprehensive income (loss)¹	120	158	(358)	—	(47)	(127)
Balance, December 31, 2015	$3	$(947)	$(806)	$—	$(113)	$(1,863)

¹	Excluded from the table above is other comprehensive loss allocated to noncontrolling interests of $(1), $(4) and $(19) for the years ended December 31, 2015, 2014 and 2013, respectively.

Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in 2015 and 2014 consisted of the following:

	Amount Reclassified from Other Comprehensive Income (Loss)		Consolidated Statement of Operations line
	2015	2014
		(in millions)
Cash flow hedges	$(16)	$(14)	Net sales
	211	7	Cost of goods sold
	10	30	Other, net
	7	12	Interest expense
	(64)	—	Income taxes
	$148	$35
Change in retirement plans’ funded status:
Amortization of actuarial losses	$102	$82	*
Amortization of prior service cost	(9)	(9)	*
	(11)	(15)	Income taxes
	$82	$58
Total reclassifications, net of tax	$230	$93

*	These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 11: Employee Benefit Plans and Postretirement Benefits” for addition information.

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

CNH Industrial has five operating segments:

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe. Following our acquisition of substantially all of the assets of Miller-St. Nazianz Inc. (“Miller”) in November 2014, certain agricultural equipment products are also sold under the Miller brand, primarily in North America.

Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders and telehandlers. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands.

Commercial Vehicles designs, produces and sells a full range of light, medium and heavy vehicles for the transportation and distribution of goods, under the Iveco brand, commuter buses and touring coaches under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the Iveco Astra brand, firefighting vehicles under the Magirus brand and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

Powertrain designs, manufactures and offers a range of propulsion and transmission systems and axles for on- and off-road applications, as well as engines for marine application and power generation under the FPT Industrial brand.

Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by

CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

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

Historically and through 2014, the CODM assessed the performance of the operating segments mainly on the basis of trading profit/(loss), earned by those segments, prepared in accordance with International Financial Reporting Standards. Trading profit was defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, and noncontrolling interests. Due to the Company’s transition to reporting under U.S. GAAP during 2014, the CODM also reviewed the 2014 performance of operating segments using operating profit calculated using U.S. GAAP.

Beginning in 2015, the CODM began reviewing the performance of operating segments using only Operating Profit of Industrial Activities calculated using U.S. GAAP measures. Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, SG&A expenses, and R&D expenses. Operating Profit of Financial Services is defined as revenues, less SG&A expenses, interest expenses and certain other operating expenses. In addition, with reference to Financial Services, the CODM assesses the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP. Furthermore, the CODM reviews expenditures for long-lived assets; however, other operating segment asset information is not readily available.

A reconciliation from consolidated operating profit to income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP for the years ended December 31, 2015, 2014 and 2013 are provided below.

	Years Ended December 31,
	2015	2014	2013
	(in millions)
Operating profit	$1,635	$2,199	$2,277
Adjustments/reclassifications to convert from operating profit to U.S. GAAP income before income taxes and equity in income of unconsolidated subsidiaries:
Restructuring expenses	(84)	(184)	(71)
Interest expenses of Industrial Activities, net of interest income and eliminations	(479)	(613)	(548)
Other, net	(505)	(313)	(284)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$567	$1,089	$1,374

Segment Information

The following summarizes operating profit by reportable segment:

	Years Ended December 31,
	2015	2014	2013
	(in millions)
Agricultural Equipment	$952	$1,770	$2,008
Construction Equipment	90	79	(97)
Commercial Vehicles	283	29	74
Powertrain	186	223	187
Eliminations and other	(79)	(113)	(77)
Total Operating profit of Industrial Activities	$1,432	$1,988	$2,095
Financial Services	515	554	514
Eliminations and other	(312)	(343)	(332)
Operating profit	$1,635	$2,199	$2,277

A summary of additional operating segment information as of and for the years ended December 31, 2015, 2014 and 2013 is as follows:

	Years Ended December 31,
	2015	2014	2013
	(in millions)
Revenues:
Agricultural Equipment	$11,025	$15,204	$16,763
Construction Equipment	2,542	3,346	3,258
Commercial Vehicles	9,542	10,888	11,278
Powertrain	3,560	4,464	4,412
Eliminations and other	(1,992)	(2,704)	(3,050)
Net sales of Industrial Activities	24,677	31,198	32,661
Financial Services	1,603	1,828	1,679
Eliminations and other	(368)	(471)	(504)
Total Revenues	$25,912	$32,555	$33,836
Depreciation and Amortization (*):
Agricultural Equipment	$303	$288	$269
Construction Equipment	70	85	77
Commercial Vehicles	198	209	185
Powertrain	123	144	159
Other activities and adjustments	—	(1)	(4)
Depreciation and amortization of Industrial Activities	694	725	686
Financial Services	5	6	4
Depreciation and amortization	$699	$731	$690
Expenditures for long-lived assets (*):
Agricultural Equipment	$308	$408	$542
Construction Equipment	47	65	72
Commercial Vehicles	182	391	458
Powertrain	112	136	148
Other activities	4	5	—
Expenditures for long-lived assets of Industrial Activities	653	1,005	1,220
Financial Services	3	17	7
Expenditures for long-lived assets	$656	$1,022	$1,227

*	Excluding assets sold with buy-back commitments and equipment on operating leases

Geographic Information

CNH Industrial has its principal office in London, England, U.K. Revenues earned in the U.K. from external customers were $1,008 million, $1,054 million, and $993 million for the years ended December 31, 2015, 2014, and 2013, respectively. Revenues earned in the rest of the world from external customers were $24,904 million, $31,501 million, and $32,843 million for the years ended December 31, 2015, 2014, and 2013, respectively. The following highlights revenues earned from external customers in the rest of the world by destination:

	2015	2014	2013
	(in million)
United States	$5,533	$7,472	$7,687
France	2,580	2,913	3,030
Italy	2,524	2,854	2,688
Brazil	1,670	3,708	4,750
Germany	1,565	1,845	1,677
Canada	1,229	1,606	1,687
Australia	846	926	1,015
Spain	810	807	666
Argentina	768	570	937
Poland	479	562	504
Other	6,900	8,238	8,202
Total Revenues from external customers in the rest of world	$24,904	$31,501	$32,843

Total long-lived tangible and intangible assets located in the U.K. were $253 million and $244 million at December 31, 2015 and 2014, respectively, and the total of such assets located in the rest of the world totaled $11,320 million and $11,473 million at December 31, 2015 and 2014, respectively. The following highlights long-lived tangible and intangible assets by geographic in the rest of the world:

	At December 31,
	2015	2014
	($ million)
United States	$5,202	$4,913
Italy	1,580	1,965
France	794	810
Spain	579	546
Germany	849	816
Brazil	371	490
Canada	441	482
China	313	292
Other	1,191	1,159
Total Long-lived assets in the rest of the world	$11,320	$11,473

In 2015, 2014 and 2013, no single external customer of CNH Industrial accounted for 10 percent or more of consolidated revenues.

Note 20: Related Party Information

CNH Industrial’s related parties are primarily EXOR S.p.A. and the companies that EXOR S.p.A. controls or has significant influence over, including FCA and its subsidiaries and affiliates and Ferrari N.V. and its subsidiaries and affiliates. As of December 31, 2015, EXOR S.p.A. held 41.3% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR S.p.A. and to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of December 31, 2015. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates over which CNH Industrial has significant influence or which it jointly controls.

The Company’s Audit Committee reviews and evaluates all significant related party transactions.

Transactions with EXOR S.p.A. and its Subsidiaries and Affiliates

In connection with the Demerger, Fiat (now known as FCA) and Fiat Industrial entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the various service provider subsidiaries of such entities provide services (such as purchasing, tax, accounting and other back office services, security and training) to the various service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In letter which may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. Subsidiaries of FCA provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in Letters.

Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from, FCA Group companies.

These transactions with FCA are reflected on our consolidated statements of operations as follows:

	2015	2014	2013
	(in millions)
Net sales	$762	$943	$904
Cost of goods sold	$463	$551	$631
Selling, general and administrative expenses	$161	$234	$275

	12/31/2015	12/31/2014
	(in millions)
Trade receivables	$14	$27
Trade payables	$136	$139

EXOR S.p.A. is a major investment holding company in Europe. Among other things, EXOR S.p.A. manages a portfolio that includes investments in FCA. On September 1, 2015, EXOR S.p.A. closed the sale of its interest in Cushman & Wakefield to DTZ. During the year ended December 31, 2015 and 2014, CNH Industrial purchased real estate services from Cushman & Wakefield. The related transaction amounts were insignificant during 2015 and 2014.

Transactions with the Unconsolidated Subsidiaries and Affiliates

CNH Industrial sells commercial vehicles, agricultural equipment, and construction equipment, and provides technical services to unconsolidated subsidiaries and affiliates such as Iveco Oto Melara Societa consortile ARL, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from unconsolidated subsidiaries and affiliates, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	2015	2014	2013
	(in millions)
Net sales	$700	$843	$718
Cost of goods sold	$430	$564	$505

	12/31/2015	12/31/2014
	(in millions)
Trade receivables	$72	$155
Trade payables	$156	$144

At December 31, 2015 and 2014, CNH Industrial had pledged guarantees on commitments of its joint venture for an amount of $203 million and $277 million, respectively, mainly related to Iveco—Oto Melara Società consortile.

Transactions with Other Related Parties

For the year ended December 31, 2013, the Company’s cost of goods sold includes $25 million, related to purchases of components from the Brembo Group which is controlled by Alberto Bombassei, a member of the Fiat Industrial Board of Directors until September 30, 2013.

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

Financial Services—The financial information captioned “Financial Services” reflects the consolidation or combination of Financial Services business.

Transactions between the “Industrial Activities” and “Financial Services” have been eliminated to arrive at the consolidated financial statements.

	Statement of Operations
	Industrial Activities			Financial Services
	2015	2014	2013	2015	2014	2013
	(in millions, except share data)
Revenues
Net sales	$24,677	$31,198	$32,661	$—	$—	$—
Finance and interest income	201	258	271	1,603	1,828	1,679
Total Revenues	$24,878	$31,456	$32,932	$1,603	$1,828	$1,679
Costs and Expenses
Cost of goods sold	$20,357	$25,536	$26,580	$—	$—	$—
Selling, general & administrative expenses	2,032	2,568	2,764	285	357	330
Research and development expenses	856	1,106	1,222	—	—	—
Restructuring expenses	82	184	71	2	—	—
Interest expense	678	857	799	576	705	658
Interest compensation to Financial Services	314	357	352	—	—	—
Other, net	497	290	251	235	235	210
Total Costs and Expenses	24,816	30,898	32,039	1,098	1,297	1,198
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	62	558	893	505	531	481
Income taxes	202	280	518	158	187	153
Equity income of unconsolidated subsidiaries and affiliates	20	68	110	21	18	15
Results from intersegment investments	368	362	343	—	2	(1)
Net income	$248	$708	$828	$368	$364	$342

	Balance Sheets
	Industrial Activities		Financial Services
	2015	2014	2015	2014
	(in millions, except share data)
ASSETS
Cash and cash equivalents	$4,551	$4,122	$833	$1,041
Restricted cash	15	1	912	977
Trade receivables	555	1,025	52	92
Financing receivables	2,162	4,767	19,974	22,717
Inventories, net	5,513	6,845	177	163
Property, plant and equipment, net	6,479	6,862	2	3
Investments in unconsolidated subsidiaries and affiliates	2,846	3,063	136	136
Equipment under operating leases	10	20	1,825	1,498
Goodwill	2,295	2,324	152	160
Other intangible assets, net	793	828	17	22
Deferred tax assets	1,087	1,508	163	239
Derivative assets	205	198	6	9
Other assets	1,303	1,502	527	781
TOTAL ASSETS	$27,814	$33,065	$24,776	$27,838
LIABILITIES AND EQUITY
Debt	$8,304	$11,520	$21,219	$24,086
Trade payables	5,176	5,850	197	197
Deferred tax liabilities	60	202	274	250
Pension, postretirement and other postemployment benefits	2,263	2,594	19	20
Derivative liability	62	221	7	16
Other liabilities	7,088	7,701	605	675
TOTAL LIABILITIES	$22,953	$28,088	$22,321	$25,244
Equity	4,843	4,961	2,455	2,594
Redeemable noncontrolling interest	18	16	—	—
TOTAL EQUITY AND LIABILITIES	$27,814	$33,065	$24,776	$27,838

	Cash Flow Statements
	Industrial Activities			Financial Services
	2015	2014	2013	2015	2014	2013
	(in millions)
Operating activities:
Net income	$248	$708	$828	$368	$364	$342
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	694	725	686	5	6	4
Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	238	257	286	209	152	127
Loss (gain) from disposal of assets	(2)	(1)	25	—	9	—
Undistributed income of unconsolidated subsidiaries	(104)	(181)	(108)	(17)	(20)	(8)
Other non-cash items	213	101	72	118	153	124
Changes in operating assets and liabilities:
Provisions	(61)	110	104	13	11	3
Deferred income taxes	59	(110)	(62)	60	71	3
Trade and financing receivables related to sales, net	354	285	306	(50)	(1,101)	(943)
Inventories, net	507	(187)	(1,225)	(34)	15	20
Trade payables	(162)	(790)	903	4	(66)	39
Other assets and liabilities	114	(104)	395	214	434	(129)
Net cash provided (used) by operating activities	2,098	813	2,210	890	28	(418)
Investing activities:
Additions to retail receivables	—	—	—	(4,498)	(6,467)	(7,511)
Collections of retail receivables	—	—	—	5,146	6,506	6,043
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	11	25	7	—	—	—
Proceeds from sale of assets under operating leases and assets sold under buy-back commitments	320	319	194	406	258	272
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and sold under buy-back commitments	(653)	(1,005)	(1,220)	(3)	(17)	(7)
Expenditures for assets under operating lease and assets sold under buy-back commitments	(875)	(797)	(805)	(976)	(1,017)	(634)
Other	2,164	498	525	(2,016)	(275)	(663)
Net cash provided (used) by investing activities	967	(960)	(1,299)	(1,941)	(1,012)	(2,500)
Financing activities:
Proceeds from long-term debt	650	3,356	1,339	9,277	14,021	11,125
Payments of long-term debt	(2,483)	(2,145)	(2,049)	(8,185)	(13,178)	(7,939)
Net increase (decrease) in other financial liabilities	36	(198)	265	48	(127)	249
Dividends paid	(297)	(382)	(368)	(207)	(160)	(270)
Other	23	18	(6)	43	13	11
Net cash provided (used) by financing activities	(2,071)	649	(819)	976	569	3,176
Effect of foreign exchange rate changes on cash and cash equivalents	(565)	(390)	28	(133)	(101)	(10)
Increase (decrease) in cash and cash equivalents	429	112	120	(208)	(516)	248
Cash and cash equivalents, beginning of year	4,122	4,010	3,890	1,041	1,557	1,309
Cash and cash equivalents, end of year	$4,551	$4,122	$4,010	$833	$1,041	$1,557

Note 22: Supplemental Condensed Consolidating Financial Information

CNH Industrial and certain 100% owned subsidiaries of CNH Industrial (the “Guarantor Subsidiaries”) guarantee the 7.875% Senior Notes issued by Case New Holland Industrial Inc. (formerly Case New Holland Inc.) in 2010. As the guarantees are fully unconditional, irrevocable and joint and several with all other guarantees and as the Guarantor Subsidiaries are all 100% owned by CNH Industrial, the Company has included the following condensed consolidating financial information as of December 31, 2015, and 2014 and for the three years ended December 31, 2015. The condensed consolidating financial information reflects investments in consolidated subsidiaries on the equity method of accounting. The goodwill and other intangible assets are allocated to reporting units and are primarily reported by the Guarantor Subsidiaries, except for the portion related to Financial Services which is reported by All Other Subsidiaries. It is not practicable to allocate goodwill and other intangibles to the individual Guarantor Subsidiaries and All Other Subsidiaries.

Prior to the merger, CNH Global was the parent company of Case New Holland Industrial Inc. Effective September 30, 2013, CNH Global, Fiat Industrial and Fiat Netherlands merged with and into CNH Industrial N.V., which succeeded to all of the assets and liabilities of the three companies. Following the merger, CNH Industrial became the parent company of Case New Holland Industrial Inc.

In an effort to reduce the complexity of the Company’s legal structure and as a part of the Company’s tax planning strategies, CNH Industrial has actively eliminated and transferred legal entities. During 2015, the parent company acquired the assets and operations of a subsidiary related to Agricultural Equipment and Construction Equipment. For comparative purposes, results of prior periods have been restated to include the results and financial position of the subsidiary with the parent entity. These transactions between entities under common control are accounted for at historical cost in accordance with existing accounting guidance. As a consequence, any material future transactions related to CNH Industrial’s legal entity rationalization activities and tax planning strategies may result in a retroactive restatement of the information contained in this note as these transactions are completed.

The following condensed financial statements present CNH Industrial, Case New Holland Industrial Inc., the Guarantor Subsidiaries, and all other subsidiaries as of December 31, 2015, and 2014, and for the years ended December 31, 2015, 2014, and 2013.

	Condensed Statements of Operations For the Year Ended December 31, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total Revenues	$1,541	$9	$10,860	$19,509	$(6,007)	$25,912
Cost and Expenses:
Cost of goods sold	1,283	—	9,039	15,339	(5,304)	20,357
Selling, general and administrative expenses	133	—	495	1,689	—	2,317
Research and development expenses	11	—	281	564	—	856
Restructuring expenses	2	—	16	66	—	84
Interest expense	130	246	162	1,076	(508)	1,106
Interest compensation to Financial Services	11	—	184	—	(195)	—
Other, net	36	(2)	199	392	—	625
	1,606	244	10,376	19,126	(6,007)	25,345
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(65)	(235)	484	383	—	567
Income taxes	13	(85)	114	318	—	360
Equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	331	425	264	62	(1,041)	41
Net income	253	275	634	127	(1,041)	248
Net loss attributable to noncontrolling interests	—	—	—	(5)	—	(5)
Net income attributable to owners of the parent	$253	$275	$634	$132	$(1,041)	$253

	Condensed Statements of Comprehensive Income For the Year Ended December 31, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$126	$190	$398	$(653)	$59	$120
Comprehensive loss attributable to noncontrolling interests	—	—	—	(7)	—	(7)
Comprehensive income (loss) attributable to parent	$126	$190	$398	$(646)	$59	$127

	Condensed Balance Sheets As of December 31, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$3	$—	$144	$5,237	$—	$5,384
Deposits in subsidiaries’ cash management pools	116	—	4,753	—	(4,869)	—
Receivables	584	986	4,970	27,401	(14,360)	19,581
Inventories, net	138	—	1,364	4,188	—	5,690
Property, plant and equipment, net	80	—	1,108	5,293	—	6,481
Equipment on operating leases	—	—	—	1,835	—	1,835
Investments in unconsolidated subsidiaries and affiliates	250	—	—	277	—	527
Investments in consolidated subsidiaries	9,166	7,191	1,607	794	(18,758)	—
Goodwill and intangibles	12	—	2,786	459	—	3,257
Other	176	108	1,292	2,619	(204)	3,991
Total Assets	$10,525	$8,285	$18,024	$48,103	$(38,191)	$46,746
Liabilities and Equity:
Debt	$5,045	$5,194	$3,302	$30,067	$(17,220)	$26,388
Trade payables	221	112	2,083	4,954	(2,028)	5,342
Other liabilities	457	(82)	3,365	6,618	(185)	10,173
Total Equity	4,802	3,061	9,274	6,464	(18,758)	4,843
Total Equity and Liabilities	$10,525	$8,285	$18,024	$48,103	$(38,191)	$46,746

	Condensed Statements of Cash Flow For the Year Ended December 31, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income	$253	$275	$634	$127	$(1,041)	$248
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	10	—	207	929	—	1,146
Other, net	52	(494)	(284)	1,586	528	1,388
Net cash provided (used) by operating activities	315	(219)	557	2,642	(513)	2,782
Investing activities:
Expenditures for property, plant and equipment, equipment on operating lease, equipment sold under a buy-back commitment and intangible assets	(25)	—	(145)	(2,337)	—	(2,507)
Net collections from retail receivables and related securitizations	—	—	—	648	—	648
(Deposits in) withdrawals from subsidiaries’ cash management pools	92	—	(715)	—	623	—
Other, net	(114)	288	1,025	676	(948)	927
Net cash provided (used) by investing activities	(47)	288	165	(1,013)	(325)	(932)
Financing Activities:
Net increase (decrease) in indebtedness	—	(7)	11	(661)	—	(657)
Dividends paid	(291)	(1)	(187)	(329)	511	(297)
Other, net	26	(61)	(437)	168	327	23
Net cash used by financing activities	(265)	(69)	(613)	(822)	838	(931)
Effect of foreign exchange rate changes on cash and cash equivalents	(7)	—	(4)	(687)	—	(698)
Increase (decrease) in cash and cash equivalents	(4)	—	105	120	—	221
Cash and cash equivalents, beginning of year	7	—	39	5,117	—	5,163
Cash and cash equivalents, end of year	$3	$—	$144	$5,237	$—	$5,384

	Condensed Statements of Operations For the Year Ended December 31, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total revenues	$2,034	$10	$12,898	$24,283	$(6,670)	$32,555
Cost and Expenses:
Cost of goods sold	1,750	—	10,269	19,422	(5,907)	25,534
Selling, general and administrative expenses	136	—	652	2,137	—	2,925
Research and development expenses	13	—	388	705	—	1,106
Restructuring expenses	3	—	29	152	—	184
Interest expense	210	234	140	1,284	(550)	1,318
Interest compensation to Financial Services	12	—	201	—	(213)	—
Other, net	15	(4)	185	203	—	399
	2,139	230	11,864	23,903	(6,670)	31,466
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(105)	(220)	1,034	380	—	1,089
Income taxes	(101)	(71)	268	371	—	467
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	714	918	364	(32)	(1,878)	86
Net income (loss)	710	769	1,130	(23)	(1,878)	708
Net loss attributable to noncontrolling interests	—	—	—	(2)	—	(2)
Net income (loss) attributable to owners of the parent	$710	$769	$1,130	$(21)	$(1,878)	$710

	Condensed Statements of Comprehensive Income For the Year Ended December 31, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$347	$769	$454	$(794)	$(435)	$341
Comprehensive loss attributable to noncontrolling interests	—	—	—	(6)	—	(6)
Comprehensive income (loss) attributable to parent	$347	$769	$454	$(788)	$(435)	$347

	Condensed Balance Sheets As of December 31, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$7	$—	$39	$5,117	$—	$5,163
Deposits in subsidiaries’ cash management pools	230	—	4,135	—	(4,365)	—
Receivables	658	1,034	5,479	33,393	(18,038)	22,526
Inventories, net	233	—	1,711	5,064	—	7,008
Property, plant and equipment, net	75	—	1,186	5,604	—	6,865
Equipment on operating leases	—	—	—	1,518	—	1,518
Investments in unconsolidated subsidiaries and affiliates	245	—	1	359	—	605
Investments in consolidated subsidiaries	10,877	6,965	2,110	1,530	(21,482)	—
Goodwill and intangibles	50	—	2,824	460	—	3,334
Other	258	(55)	696	5,164	(1,169)	4,894
Total Assets	$12,633	$7,944	$18,181	$58,209	$(45,054)	$51,913
Liabilities and Equity:
Debt	$5,622	$5,011	$3,275	$34,947	$(19,261)	$29,594
Trade payables	307	18	2,257	6,145	(2,745)	5,982
Other liabilities	1,782	(69)	3,272	7,957	(1,566)	11,376
Total Equity	4,922	2,984	9,377	9,160	(21,482)	4,961
Total Equity and Liabilities	$12,633	$7,944	$18,181	$58,209	$(45,054)	$51,913

	Condensed Statements of Cash Flow For the Year Ended December 31, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$710	$769	$1,130	$(23)	$(1,878)	$708
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	14	—	212	914	—	1,140
Other, net	(429)	(735)	(574)	(1,078)	1,649	(1,167)
Net cash provided (used) by operating activities	295	34	768	(187)	(229)	681
Investing activities:
Expenditures for property, plant and equipment, equipment on operating lease, equipment sold under a buy-back commitment and intangible assets	(26)	—	(163)	(2,647)	—	(2,836)
Net collections from retail receivables and related securitizations	—	—	—	39	—	39
(Deposits in) withdrawals from subsidiaries’ cash management pools	—	—	(757)	—	757	—
Other, net	294	—	(121)	(251)	916	838
Net cash provided (used) by investing activities	268	—	(1,041)	(2,859)	1,673	(1,959)
Financing Activities:
Net increase (decrease) in indebtedness	(205)	208	(339)	3,028	(963)	1,729
Dividends paid	(360)	(249)	(337)	(1,386)	1,950	(382)
Other, net	18	7	977	1,447	(2,431)	18
Net cash provided (used) by financing activities	(547)	(34)	301	3,089	(1,444)	1,365
Effect of foreign exchange rate changes on cash and cash equivalents	(14)	—	(27)	(450)	—	(491)
Increase (decrease) in cash and cash equivalents	2	—	1	(407)	—	(404)
Cash and cash equivalents, beginning of year	5	—	38	5,524	—	5,567
Cash and cash equivalents, end of year	$7	$—	$39	$5,117	$—	$5,163

	Condensed Statements of Operations For the Year Ended December 31, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total Revenues	$1,940	$10	$13,831	$25,516	$(7,461)	$33,836
Cost and Expenses:
Cost of goods sold	1,633	—	11,016	20,655	(6,753)	26,551
Selling, general and administrative expenses	136	2	706	2,250	—	3,094
Research and development expenses	12	—	439	771	—	1,222
Restructuring expenses	—	—	1	70	—	71
Interest expense	173	262	136	1,127	(502)	1,196
Interest compensation to Financial Services	12	—	194	—	(206)	—
Other, net	487	1	(195)	35	—	328
	2,453	265	12,297	24,908	(7,461)	32,462
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(513)	(255)	1,534	608	—	1,374
Income taxes	56	(95)	357	353	—	671
Equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	1,246	1,056	354	522	(3,053)	125
Net income	677	896	1,531	777	(3,053)	828
Net income attributable to noncontrolling interests	—	—	—	151	—	151
Net income attributable to owners of the parent	$677	$896	$1,531	$626	$(3,053)	$677

	Condensed Statements of Comprehensive Income For the Year Ended December 31, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income	$343	$896	$1,764	$473	$(3,001)	$475
Comprehensive income attributable to noncontrolling interests	—	—	—	132	—	132
Comprehensive income attributable to parent	$343	$896	$1,764	$341	$(3,001)	$343

	Condensed Statements of Cash Flow For the Year Ended December 31, 2013
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income	$677	$896	$1,531	$777	$(3,053)	$828
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	10	—	180	913	—	1,103
Other, net	(392)	(1,154)	696	(1,276)	1,717	(409)
Net cash provided (used) by operating activities	295	(258)	2,407	414	(1,336)	1,522
Investing activities:
Expenditures for property, plant and equipment, equipment on operating lease, equipment sold under a buy-back commitment and intangible assets	(10)	—	(225)	(2,431)	—	(2,666)
Net additions from retail receivables and related securitizations	—	—	—	(1,468)	—	(1,468)
(Deposits in) withdrawals from subsidiaries’ cash management pools	(3)	—	(770)	—	773	—
Other, net	(1,929)	—	(502)	785	1,992	346
Net cash used by investing activities	(1,942)	—	(1,497)	(3,114)	2,765	(3,788)
Financing Activities:
Net increase (decrease) in indebtedness	1,602	58	(310)	1,722	(82)	2,990
Dividends paid	(365)	—	(589)	(1,384)	1,970	(368)
Other, net	306	—	—	3,005	(3,317)	(6)
Net cash provided (used) by financing activities	1,543	58	(899)	3,343	(1,429)	2,616
Effect of foreign exchange rate changes on cash and cash equivalents	—	—	(1)	19	—	18
Increase (decrease) in cash and cash equivalents	(104)	(200)	10	662	—	368
Cash and cash equivalents, beginning of year	109	200	28	4,862	—	5,199
Cash and cash equivalents, end of year	$5	$—	$38	$5,524	$—	$5,567

Note 23: Subsequent Events

On January 29, 2016, the Company announced a buy-back program to repurchase up to $300 million in common shares from time to time, subject to market and business conditions, as previously authorized at the Annual General Meeting held on April 15, 2015. The purchases are carried out on the MTA, in compliance with applicable rules and regulations, subject to (i) a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA plus 10% (maximum price) and to (ii) a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA minus 10% (minimum price).

As of February 26, 2016, the Company has repurchased 800 thousand common shares on the MTA under this buy-back program.

On February 17, 2016, the Venezuelan government devalued its currency and changed its official and most preferential exchange rate to the CENCOEX rate, which will continue to be used for purchases of certain essential goods, from 6.3 Bs.F. to 10 Bs.F. per U.S. dollar. Venezuela reduced its three-tier system of exchange rates to two tiers by eliminating the intermediate exchange rate (i.e., the SICAD rate), which last sold U.S. dollars for 13.5 Bs.F. Effective February 18, 2016, the SIMADI exchange rate was allowed to float freely beginning at a rate of 202.9 bolivars to the U.S. dollar. The Company is currently in the process of assessing the potential impact, if any, that this change to the Venezuelan exchange rate mechanism may have on its business, financial position, cash flows and/or results of operations in future periods.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNH INDUSTRIAL N.V. (Registrant)
/s/ MASSIMILIANO CHIARA
Massimiliano Chiara
Chief Financial Officer
Dated: March 4, 2016

INDEX TO EXHIBITS

Exhibit	Description
1.1

Articles of Association of CNH Industrial N.V., dated September 29, 2013 (Previously filed as Exhibit 1.1 to the Annual Report on Form 20-F of the registrant for the year ended December 31, 2014 (File No. 001-36085) and incorporated herein by reference).

1.2

Regulations of the Board of Directors of CNH Industrial N.V. dated September 9, 2013 (Previously filed as Exhibit 1.2 to the Annual Report on Form 20-F of the registrant for the year ended December 31, 2014 (File No. 001-36085) and incorporated herein by reference).

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

4.9

Case New Holland Industrial Inc. 2005 Deferred Compensation Plan, restated effective January 1, 2012 (Previously filed as Exhibit 4.9 to the Annual Report on Form 20-F of the registrant for the year ended December 31, 2014 (File No. 001-36085) and incorporated herein by reference).

4.10

CNH Industrial N.V. Equity Incentive Plan (Previously filed as Exhibit 4.2 to the Registration Statement on Form S-8 of the registrant on June 6, 2014 (File No. 333-196574) incorporated herein by reference).

7.1	Statement regarding computation of ratio of earnings to fixed charges.

Exhibit	Description
8.1	List of subsidiaries of the registrant.
12.1	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
15	Consent of Ernst & Young LLP.
101.INS XBRL Instance Document

101.SCH XBRL Taxonomy Extension Schema Document

101.CAL XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF XBRL Taxonomy Extension Definition Linkbase Document

101.LAB XBRL Taxonomy Extension Label Linkbase Document

101.PRE XBRL Taxonomy Extension Presentation Linkbase Document