Form 20-F
period 2016-12-31
CNH Industrial N.V.
filed 2017-03-02
CIK 1567094

3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

FAX: +1 630-887-2344

Email: michael.going@cnhind.com

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Shares, par value €0.01	New York Stock Exchange
4.50% Notes due 2023	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,361,630,903 common shares, par value €0.01 per share, and 412,268,203 special voting shares, par value €0.01 per share.

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

We have prepared our annual consolidated financial statements presented in this annual report in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Our consolidated financial statements are expressed in U.S. dollars and, unless otherwise indicated, all financial data set forth in this annual report are expressed in U.S. dollars.

The deeds of merger for the mergers of Fiat Industrial and CNH Global with and into CNH Industrial (the “Merger”) were executed, respectively, on September 27 and 28, 2013. The effective date of the Merger was September 29, 2013. A primary objective of the Merger was to simplify the capital structure of Fiat Industrial (CNH Industrial subsequent to the Merger) by creating a single class of liquid stock listed on the New York Stock Exchange (“NYSE”) and on the Mercato Telematico Azionario, organized and managed by Borsa Italiana S.p.A. (“MTA”). The principal steps in the Merger were:

•	the cross-border merger of Fiat Netherlands Holding N.V. (“FNH”) with and into Fiat Industrial (the “FNH Merger”), which occurred on August 1, 2013;
•	the cross-border reverse merger of Fiat Industrial with and into FI CBM Holdings N.V. (CNH Industrial after the Merger) (the “FI Merger”); and
•	the Dutch merger of CNH Global with and into FI CBM Holdings N.V. (the “CNH Merger”).

All the companies (i.e., Fiat Industrial, FI CBM Holdings N.V., FNH and CNH Global) involved in the Merger were part of Fiat Industrial; in particular: (i) FNH was a wholly-owned direct subsidiary of Fiat Industrial; (ii) FI CBM Holdings N.V. was a wholly-owned direct subsidiary of Fiat Industrial; and (iii) CNH Global was an indirect subsidiary of Fiat Industrial (controlled through FNH which owned approximately 87% of CNH Global’s capital stock).

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

On January 1, 2011, Fiat S.p.A. (“Fiat”, which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V. or “FCA”) effected a “demerger” under Article 2506 of the Italian Civil Code (the “Demerger”). Pursuant to the Demerger, Fiat transferred its ownership interest in FNH to a new holding company, Fiat Industrial, including Fiat’s indirect ownership of CNH Global, as well as Fiat’s truck and commercial vehicles business and its industrial and marine powertrain business. Consequently, as of January 1, 2011, CNH Global became a subsidiary of Fiat Industrial. In connection with the Demerger, shareholders of Fiat received shares of capital stock of Fiat Industrial. Accordingly, as of January 1, 2011, Fiat Industrial owned approximately 89% of CNH Global’s outstanding common shares through FNH. Fiat Industrial was a corporation organized under the laws of the Republic of Italy whose stock was traded on the Milan stock exchange.

Following the Merger, the Company realigned its reportable segments reflecting the five businesses directly managed by CNH Industrial, consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment; (ii) Construction Equipment, which designs, produces and sells construction equipment; (iii) Commercial Vehicles, which designs, produces and sells trucks, commercial vehicles, buses, and specialty vehicles; (iv) Powertrain, which produces and sells engines, transmissions and axles for those vehicles, and engines for marine and power generation applications and (v) Financial Services, which provides financial services to our dealers and customers. Our worldwide agricultural equipment, construction equipment, commercial vehicles and powertrain operations are collectively referred to as “Industrial Activities”. See “Item 5. Operating and Financial Review and Prospects” and “Note 19: Segment Reporting” in the notes to our consolidated financial statements for the year ended December 31, 2016.

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

Certain industry and market share information in this annual report has been presented on a worldwide basis which includes all countries. In this annual report, management estimates of market share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers in North America, the Committee for European Construction Equipment in Europe, the Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”) in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by independent service bureaus. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles, regions are defined for both market share and total industry volume (“TIV”) as: Europe (the 27 countries where Commercial Vehicles competes excluding United Kingdom and Ireland in 2016 for market share and TIV reporting purposes), LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia and New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes included in “Item 18. Financial Statements” and the information contained in “Item 5. Operating and Financial Review and Prospects.”

Because the mergers of Fiat Industrial and CNH Global with and into CNH Industrial represent a “business combination involving entities or businesses under common control”, it is outside the scope of application of Accounting Standards Codification 805—Business Combinations. Accordingly, no adjustments were made to the carrying amounts of the assets and liabilities of Fiat Industrial. Financial data as of and for the year ended December 31, 2012 represent the consolidated information of Fiat Industrial and have been restated so as to be in compliance with U.S. GAAP. The only significant accounting effect of the Merger was the post-merger attribution to owners of the parent company of the previous noncontrolling interests in CNH Global. As a result of the Merger, $1,053 million of noncontrolling interests were reclassified to equity attributable to the parent.

The following table contains our selected historical financial data as of and for each of the five years ended December 31, 2016, 2015, 2014, 2013 and 2012.

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
	(in millions, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Net sales	$23,669	$24,677	$31,196	$32,632	$31,529
Finance and interest income	1,203	1,235	1,359	1,204	1,272
Total Revenues	24,872	25,912	32,555	33,836	32,801
Net (loss) income	$(249)	$248	$708	$828	$876
Net (loss) income attributable to CNH Industrial N.V.	$(252)	$253	$710	$677	$756
Earnings per share attributable to CNH Industrial N.V.:
Basic earnings per common share	$(0.18)	$0.19	$0.52	$0.54	$0.62
Diluted earnings per common share	$(0.18)	$0.19	$0.52	$0.54	$0.62
Cash dividends declared per common share(1)	$0.148	$0.214	$0.277	$0.293	$0.245
Cash dividends declared per preference share(1)	—	—	—	—	$0.245
Cash dividends declared per savings share(1)	—	—	—	—	$0.306

	As of December 31,
	2016	2015	2014	2013	2012
	(in millions)
Consolidated Balance Sheet Data:
Total Assets	$45,547	$46,677	$51,824	$53,739	$48,862
Share capital(2)	$25	$25	$25	$25	$2,565
Common shares outstanding	1,362	1,362	1,355	1,350	1,223
Special voting shares outstanding	412	413	415	469	—
Equity	$4,451	$4,843	$4,961	$4,955	$4,825
(1)

On March 2, 2017, the Board of Directors recommended to the Company’s shareholders a dividend of €0.11 per common share, totaling approximately €150 million (equivalent to approximately $160 million, translated at the exchange rate reported by the European Central Bank on February 27, 2017). The proposal is subject to the approval of the Company’s shareholders at the Annual General Meeting of shareholders to be held on April 14, 2017. For 2016, CNH Industrial declared and paid a dividend of €0.13 per common share. For 2015 and 2014, CNH Industrial declared and paid a dividend of €0.20 per common share. For 2013, Fiat Industrial declared and paid a dividend of €0.225 per ordinary share. For 2012, the declared dividend was €0.185, €0.185 and €0.2315 per share for ordinary share, preference share and savings share, respectively. The cash dividends for 2016, 2015, and 2014 were paid on May 3, 2016, April 29, 2015, and April 30, 2014, respectively, and shareholders who held common shares on the record date traded on the NYSE received the dividend in U.S. dollars at the USD/EUR exchange rate reported by the European Central Bank on April 21, 2016 ($0.1476), April 16, 2015 ($0.2142), and April 17, 2014 ($0.2771), respectively. The cash dividend declared for 2012 and 2013 was paid in euro on April 26, 2012 and April 25, 2013, respectively, and has been translated into U.S. dollars at the noon buying rate in the City of New York for cable transfers in euros as certified by the Federal Reserve Bank of New York for customs purposes on the payment date.

(2)

Share capital is a component of Equity. Upon the completion of the Merger on September 29, 2013, CNH Industrial issued 1,348,867,772 common shares and 474,474,276 special voting shares with a par value of €0.01 each. At December 31, 2012, share capital of Fiat Industrial amounted to $2,565 million. Following the resolution adopted by shareholders at an extraordinary general meeting held on April 5, 2012, 103,292,310 preference shares and 79,912,800 savings shares of Fiat Industrial were converted into 130,241,397 ordinary shares with a nominal value of €1.57 per share on May 21, 2012. Before the conversion, the par value of common share, preference and savings share was €1.50 per share.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following risks should be considered in conjunction with “Item 5. Operating and Financial Review and Prospects” beginning on page 34, the other risks described in the Safe Harbor Statement beginning on page 61 and Notes to Consolidated Financial Statements beginning on page F-9. These risks may affect our operating results and, individually or in the aggregate, could cause our actual results to differ materially from past and projected future results. Some of these risks and uncertainties could affect particular lines of business, while others could affect all of our businesses. Although risks are discussed separately, many are interrelated. The following discussion of risks may contain forward-looking statements that are intended to be covered by the Safe Harbor Statement beginning on page 61. Except as may be required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. It is impossible to predict or identify all risk factors and, consequently, you should not consider the following factors to be a complete discussion of risks and uncertainties that may affect us. We invite you to consult any further related disclosures we make from time to time in materials filed with or furnished to the United States Securities and Exchange Commission (“SEC”).

Risks Related to Our Business, Strategy and Operations

Global economic conditions impact our businesses.   Our results of operations and financial position are and will continue to be influenced by macroeconomic factors—including changes in gross domestic product, the level of consumer and business confidence, changes in interest rates or the availability of credit, energy prices, and the cost of commodities or other raw materials—which exist in the countries in which we operate. Such macroeconomic factors vary from time to time and their effect on our results of operations and financial position cannot be specifically and singularly assessed and/or isolated.

Financial conditions in several countries and/or regions continue to place significant economic pressures on existing and potential customers, including our dealer networks. Accordingly, some dealers and customers may delay or cancel plans to purchase our products and services and may not be able to fulfill their obligations to us in a timely fashion. Further, our suppliers may be impacted by economic pressures, which may adversely affect their ability to fulfill their obligations to us. These factors could result in product delays, increased accounts receivable, defaults and inventory challenges. For example, in the European Union, despite measures taken by several governments and monetary authorities to provide financial assistance to certain Eurozone countries and to avoid default on sovereign debt obligations, concerns persist regarding the debt burden of several countries. These concerns, along with the significant fiscal adjustments carried out in several countries, intended to manage actual or perceived sovereign credit risk, have led to further pressure on economic growth and may lead to new periods of economic volatility and recession. Similarly, in Brazil and Venezuela, macroeconomic conditions remain challenging. Moreover, some governments may implement measures designed to slow the economic growth rate in those countries (e.g., higher interest rates, reduced bank lending and other anti-inflation measures). If there is significant deterioration in the global economy or the economies of key countries or regions, the demand for our products and services would likely decrease and our results of operations, financial position and cash flows could be materially and adversely affected.

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

We are exposed to political, economic and other risks beyond our control as a result of operating a global business.   We manufacture and sell products and offer services in several continents and numerous countries around the world including those experiencing varying degrees of political and economic instability. Given the global nature of our activities, we are exposed to risks associated with international business activities that may increase our costs, impact our ability to manufacture and sell our products and require significant management attention. These risks include:

•	changes in laws, regulations and policies that affect, among other things:
➢	import and export duties and quotas;
➢	currency restrictions;
➢	the design, manufacture and sale of our products, including, for example, engine emissions regulations;
➢	interest rates and the availability of credit to our dealers and customers;
➢	property, contractual rights and intellectual property;
➢

where and to whom products may be sold, including new or additional trade or economic sanctions imposed by the U.S., EU or other governmental authorities and supranational organizations (e.g., the United Nations); and

➢	taxes;
•	regulations from changing world organization initiatives and agreements;
•	changes in the dynamics of the industries and markets in which we operate;
•	varying and unpredictable needs and desires of customers;
•	varying and unexpected actions of our competitors;
•	labor disruptions;
•	disruption in the supply of raw materials and components;
•

changes in governmental debt relief and subsidy program policies in certain significant markets such as Argentina and Brazil, including the Brazilian government discontinuing programs subsidizing interest rates on equipment loans; and

•	war, civil unrest and terrorism.

In recent years, terrorist attacks have occurred around the world, leading to personal safety anxieties and political instability in many countries and, ultimately, an impact on consumers’ confidence. More recently, growing populist political movements in several major developed countries and other unanticipated changes to the previous geopolitical order (e.g. Turkey, Ukraine) may have negative effects on the global economy.

Additionally, U.S. tax and trade policies are currently undergoing a thorough review by the newly elected federal government in that country and significant changes may result from such review. To the extent any such policy changes lead to a realignment of established global trading patterns and practices, the implications to our business could be wide ranging.

There can be no guarantee that we will be able to quickly and completely adapt our business model to changes that could result from the foregoing, and any such changes may have an adverse effect on our business, financial condition, and results of operations.

Difficulty in obtaining financing or refinancing existing debt could impact our financial performance.   Our future performance will depend on, among other things, our ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and access to capital markets or other sources of financing. A decline in revenues could have a negative impact on the cash-generating capacity of our operating activities. Consequently, we could find ourselves in the position of having to seek additional financing and/or having to refinance existing debt, including in unfavorable market conditions with limited availability of funding and a general increase in funding costs. Instability in global capital markets, including market disruptions, limited liquidity and interest rate and exchange rate volatility, could reduce our access to capital markets or increase the cost of our short and long-term financing. Any difficulty in obtaining financing could have a material adverse effect on our business prospects, results of operations and/or financial position.

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

We are subject to exchange rate fluctuations, interest rate changes and other market risks.   We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates, including as a result of changes in monetary or fiscal policies of governmental authorities from time to time. We are subject to currency exchange risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. In addition, the reporting currency for our consolidated financial statements is the U.S. dollar. Certain of our assets, liabilities, expenses and revenues are denominated in other currencies. Those assets, liabilities, expenses and revenues are translated into the U.S. dollar at the applicable exchange rates to prepare our consolidated financial statements. Therefore, increases or decreases in exchange rates between the U.S. dollar and those other currencies affect the value of those items reflected in our consolidated financial statements, even if their value remains unchanged in their original currency. Changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our results of operations and/or financial position.

We use various forms of financing to cover the funding requirements of our Industrial Activities and for financing offered to customers and dealers. Financial Services normally implements a matching policy to offset the impact of differences in interest rates on the financed portfolio and related liabilities. Nevertheless, any future changes in interest rates can result in increases or decreases in revenues, finance costs and margins.

Although we seek to manage our currency risk and interest rate risk, including through hedging activities, there can be no assurance that we will be able to do so successfully, and our business, results of operations and financial position could be adversely affected. In addition, by utilizing these instruments, we potentially forego the benefits that may result from favorable fluctuations in currency exchange and interest rates. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

We also face risks from currency devaluations. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation.

We face risks associated with our employment relationships.   In many countries where we operate, our employees are protected by laws and/or collective labor agreements that guarantee them, through local and national representatives, the right of consultation on specific matters, including downsizing or closure of production facilities, activities and reductions in personnel. Laws and/or collective labor agreements applicable to us could impair our flexibility in reshaping and/or strategically repositioning our business activities. Therefore, our ability to reduce personnel or implement other permanent or temporary redundancy measures is subject to government approvals and/or the agreement of labor unions where such laws and agreements are applicable. Furthermore, we are at greater risk of work interruptions or stoppages than non-unionized companies and any work interruption or stoppage could significantly impact the volume of products we manufacture and sell.

Reduced demand for equipment would reduce our sales and profitability.   The performance of the agricultural equipment market is influenced, in particular, by factors such as:

•	the price of agricultural commodities and the relative level of new and used inventories;
•	the profitability of agricultural enterprises, farmers’ income and their capitalization;
•	the demand for food products; and
•	agricultural policies, including aid and subsidies to agricultural enterprises provided by governments and/or supranational organizations as well as alternative fuel mandates.

In addition, unfavorable climatic conditions, especially during the spring, a particularly important period for generating sales orders, could have a negative impact on decisions to buy agricultural equipment and, consequently, on our revenues.

The performance of the construction equipment market is influenced, in particular, by factors such as:

•	public infrastructure spending; and
•	new residential and non-residential construction; and
•	capital spending in oil and gas and, to a lesser extent, in mining.

The performance of the commercial vehicles market is influenced, in particular, by factors such as:

•	changes in global market conditions, including the level of interest rates;
•	changes in levels of business investment, including timing of fleet renewals; and
•	public infrastructure spending.

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

Costs of ongoing compliance with, or failure to comply with, increasingly stringent environmental, health and safety laws could have an adverse effect on our results of operations.   We are subject to comprehensive and constantly evolving laws, regulations and policies in numerous jurisdictions around the world. We expect the extent of legal requirements affecting our businesses and our costs of compliance to continue to increase in the future. Such laws govern, among other things, products—with requirements on emissions of polluting gases and particulate matter, increased fuel efficiency and safety becoming increasingly strict—and industrial plants—with requirements for reduced emissions, treatment of waste and water and prohibitions on soil contamination also becoming increasingly strict. To comply with such laws, we invest considerable research and development resources and expect to continue to incur substantial costs in the future. Failure to comply with such laws could limit or prohibit our ability to sell our goods in a particular jurisdiction, expose us to penalties or clean-up costs, civil or criminal liability and sanctions on certain of our activities, as well as damage to property or natural resources. Liabilities, sanctions, damages and remediation efforts related to any non-compliance with such laws, including those that may be adopted or imposed in the future, could negatively impact our ability to conduct our operations and our financial position and results of operations. In addition, there can be no assurances that we will not be adversely affected by costs, liabilities or claims with respect to any subsequently acquired operations.

Further, environmental, health and safety regulations change from time to time, as may related interpretations and other guidance. For example, changes in environmental and climate change laws, including laws relating to engine and vehicle emissions, safety regulations, fuel requirements, restricted substances, or greenhouse gas emissions, could lead to new or additional investments in product designs and could increase environmental compliance expenditures. If these laws are either changed or adopted and impose significant operational restrictions and compliance requirements on us or our products, they could mandate higher capital expenditures and negatively impact our business, results of operations, financial position and competitive position.

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

Our future performance depends on our ability to innovate and on market acceptance of new or existing products.   The success of our businesses depends on their ability to maintain or increase our market share in existing markets and to expand into new markets through the development of innovative, high-quality products that provide adequate profitability. In particular, the failure to develop and offer innovative products that compare favorably to those of our principal competitors in terms of price, quality, functionality and features, or delays in bringing strategic new products to market, or the inability to adequately protect our intellectual property rights or supply products that meet regulatory requirements, including engine exhaust emissions requirements, could result in reduced market share, which could have a material adverse effect on our business prospects, results of operations and/or financial position.

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

We are subject to extensive anti-corruption and antitrust laws and regulations.   Our global operations are subject to a number of laws and regulations that apply to our operations around the world, including the U.S. Foreign Corrupt Practices Act, and the U.K. Bribery Act, as well as a range of national anti-corruption and antitrust or competition laws that apply to conduct in a particular jurisdiction. These anti-corruption laws prohibit improper payments in cash or anything of value to improperly influence government officials or other persons to obtain or retain business or gain a business advantage. These laws tend to apply whether or not those practices are legal or culturally acceptable in a particular jurisdiction. Over the past several years there has been a substantial increase in the enforcement of anti-corruption and antitrust or competition laws both globally and in particular jurisdictions and we have from time to time been subject to investigations and charges claiming violations of anti-corruption or antitrust or competition laws, including the recently settled EU antitrust investigation announced on July 19, 2016. As a result of this settlement, in the future we could be subject to follow-on private litigation in various jurisdictions; the extent and outcome of which cannot be predicted at this time. We are committed to operating in compliance with all applicable laws, in particular anti-corruption and antitrust or competition laws. We have implemented a program to promote compliance with these laws and to identify and minimize the risk of any violations. Our compliance program, however, may not in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that may violate the applicable laws or regulations of the jurisdictions in which we operate. Such improper actions could subject us to civil or criminal investigations and monetary, injunctive and other penalties as well as damage claims. Investigations of alleged violations of these laws tend to be expensive and require significant management time and attention, and these investigations of any violations, as well as any publicity regarding potential violations, could harm our reputation and have a material adverse effect on our business, results of operations and financial position. For further information, see Note 13 “Commitments and Contingencies” to the consolidated financial statements at December 31, 2016.

We may be adversely affected by the U.K. vote to leave the European Union (Brexit).   In a June 23, 2016 referendum, the United Kingdom (“U.K.”) voted to terminate the U.K.’s membership in the European Union (“Brexit”). Negotiations will determine the terms of the U.K.’s future relationship with the European Union and its member states, including the terms of trade. The terms of trade between the U.K. and non-EU member states may also be affected. The timing of negotiations is currently unclear. Any effect of Brexit is expected to depend on the agreements negotiated between the U.K. and the EU with respect to reciprocal market access and other matters, either during a transitional period or more permanently.

Brexit could adversely affect European or worldwide economic and market conditions more broadly and could contribute to instability in global financial markets. We have operations in the U.K., but do not believe that our global operations would be affected materially by Brexit. However, any adverse effect of Brexit on us or on global or regional economic or market conditions could adversely affect our business, results of operations, and financial condition as customers may reduce or delay spending decisions with respect to our products. Any uncertainty related to Brexit could also affect trading in our shares.

We are organized as a Dutch company but we are considered resident in the U.K. for U.K. tax purposes. This determination is based on the U.K. as the location of management and control being and has been confirmed through a mutual agreement procedure with the relevant tax authorities (as to which see “Other Risks – CNH Industrial operates and will continue to operate, as a company that is resident in the U.K. for tax purposes; other tax authorities may treat CNH Industrial as being tax resident elsewhere.”). We do not expect Brexit to affect our tax residency in the U.K.; however, we are unable to predict with certainty whether the discussions to implement Brexit will ultimately have any impact on this matter.

We may be exposed to shortfalls in our pension plans.   At December 31, 2016, the funded status for our defined benefit pension, healthcare and other postemployment benefit plans was a deficit of $2,272 million. This amount included obligations of $1,912 million for plans that we are currently not required to fund. The funded status is subject to many factors, as discussed in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Application of Critical Accounting Estimates—Pension and Other Postemployment Benefits,” as well as “Note 11: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2016.

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

Dealer equipment sourcing and inventory management decisions could adversely affect our sales.   We sell our products primarily through independent dealer networks and directly to OEMs and are subject to risks relating to their inventory management decisions and operating and sourcing practices. Our dealers carry inventories of finished products and parts as part of ongoing operations and adjust those inventories based on their assessment of future sales opportunities and market conditions, including the levels of used equipment inventory. Dealers who carry other products that compete with our products may focus their inventory purchases and sales efforts on goods provided by other suppliers due to industry demand or profitability. Such inventory adjustments and sourcing decisions can adversely impact our sales, financial position and results of operations.

Adverse economic conditions could place a financial strain on our dealers and adversely affect our operating results.   Global economic conditions continue to place financial stress on many of our dealers. Dealer financial difficulties may impact their equipment sourcing and inventory management decisions, as well as their ability to provide services to their customers purchasing our equipment. We are also subject to the risk of insolvency of dealers and customers, in part due to unfavorable economic conditions in markets where their activities are carried out, and laws and government actions may, among other things, prevent us from enforcing legal rights and remedies in dealer or customer insolvency proceedings. Accordingly, additional financial strains on members of our dealer networks and customers resulting from current or future economic conditions could adversely impact our sales, financial position and results of operations.

We may not be able to realize anticipated benefits from any acquisitions and, further, challenges associated with strategic alliances may have an adverse impact on our results of operations.   We have engaged in the past, and may engage in the future, in mergers and acquisitions or enter into, expand or exit from strategic alliances and joint ventures that could involve risks that could prevent us from realizing the expected benefits of the transactions or the achievement of strategic objectives or could divert management’s time and attention. Such risks, many of which are outside our control, include:

•	technological and product synergies, economies of scale and cost reductions not occurring as expected;
•	unexpected liabilities;

•	incompatibility of operating, information or other systems;
•	unexpected changes in laws;
•	inability to retain key employees;
•	protecting intellectual property rights;
•	inability to source certain products or components;
•	increased financing costs and inability to fund such costs;
•	significant costs associated with terminating or modifying alliances; and
•	problems in retaining customers and integrating operations, services, personnel, and customer bases.

If problems or issues were to arise among the parties to one or more strategic alliances for managerial, financial, or other reasons, or if such strategic alliances or other relationships were terminated, our product lines, businesses, financial position, and results of operations could be adversely affected.

Our business operations may be impacted by various types of claims, lawsuits, and other contingent obligations.   We are involved in pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, and environmental claims that arise in the ordinary course of our business. The industries in which we operate are also periodically reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims. The ultimate outcome of these legal matters pending against us is uncertain, and although such legal matters are not expected individually to have a material adverse effect on our financial position or profitability, such legal matters could, in the aggregate, in the event of unfavorable resolutions thereof, have a material adverse effect on our consolidated financial position, cash flows, and results of operations. Furthermore, we could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. In addition, while we maintain insurance coverage with respect to certain claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. As required by U.S. GAAP, we establish reserves based on our assessment of contingencies, including contingencies related to legal claims asserted against us. Subsequent developments in legal proceedings may affect our assessment and estimates of the loss contingency recorded as a reserve and require us to make payments in excess of our reserves, which could have a material adverse effect on our results of operations and/or financial position. See also “Note 13: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2016 for additional information.

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

We have significant outstanding indebtedness, which may limit our ability to obtain additional funding and may limit our financial and operating flexibility.   As of December 31, 2016, we had an aggregate of $25,276 million (including $20,061 million relating to Financial Services activities) of consolidated gross indebtedness, and our equity was $4,451 million, including noncontrolling interests. The extent of our indebtedness could have important consequences on our operations and financial results, including:

•	we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;
•

we may need to use a portion of our projected future cash flow from operations to pay principal and interest on our indebtedness, which may reduce the amount of funds available to us for other purposes;

•	we may be more financially leveraged than some of our competitors, which could put us at a competitive disadvantage;
•	we may not be able to invest in the development or introduction of new products or new business opportunities;
•	we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable to a downturn in general economic conditions; and
•	we may not be able to access the capital markets on favorable terms, which may adversely affect our ability to provide competitive retail and wholesale financing programs.

These risks are exacerbated by the ongoing volatility in the financial markets, in part resulting from perceived strains on the finances and creditworthiness of several governments and financial institutions, particularly in the Eurozone and Latin America, and from continued concerns about global economic growth, particularly in emerging markets.

Restrictive covenants in our debt agreements could limit our financial and operating flexibility.   The indentures or other agreements governing our outstanding debt securities and other credit agreements to which we are a party from time to time contain, or may contain, covenants that restrict our ability to, among other things:

•	incur additional indebtedness;
•	make certain investments;
•	enter into certain types of transactions with affiliates;
•	sell or acquire certain assets or merge with or into other companies;
•	use assets as security in other transactions; and/or
•	enter into sale and leaseback transactions.

Although we do not believe any of these covenants materially restrict our operations currently, a breach of one or more of the covenants could result in adverse consequences that could negatively impact our businesses, results of operations and financial position. These consequences may include the acceleration of amounts outstanding under certain of our credit facilities, triggering an obligation to redeem certain debt securities, termination of existing unused commitments by our lenders, refusal by our lenders to extend further credit under one or more of the facilities or to enter into new facilities or the lowering or modification of CNH Industrial’s credit ratings or those of one or more of its subsidiaries. See “Note 9: Debt” to our consolidated financial statements for the year ended December 31, 2016 for additional information.

Increased information technology security threats, more sophisticated computer crime, and changes in privacy laws could disrupt our business.   We rely upon information technology systems and networks in connection with a variety of business activities, some of which are managed by third parties, to operate our business, and we collect and store sensitive data. Operating these information technology systems and networks, and processing and maintaining this data, in a secure manner, are critical to our business operations and strategy. Additionally, increased information technology security threats and more sophisticated computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. Cybersecurity attacks could also include attacks targeting the security, integrity and/or reliability of the hardware and software installed in our products.

While we actively manage information technology security risks within our control, there can be no assurance that such actions will be sufficient to mitigate all potential risks to our systems, networks and data.

A failure or breach in security could expose us and our customers, dealers and suppliers to risks of misuse of information or systems, the compromising of confidential information, loss of financial resources, manipulation and destruction of data, defective products, production downtimes and operations disruptions, which in turn could adversely affect our reputation, competitive position, businesses and results of operations. Security breaches could also result in litigation, regulatory action, unauthorized release of confidential or otherwise protected information and corruption of data, as well as higher operational and other costs of implementing further data protection measures. In addition, as security threats continue to evolve we may need to invest additional resources to protect the security of our systems.

Further, the regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. In May 2016, the European Union adopted the General Data Protection Regulation (“GDPR”) that will impose more stringent data protection requirements and will provide for greater penalties for noncompliance beginning in May 2018. We may be required to incur significant costs to comply with privacy and data security laws, rules and regulations, including the GDPR. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.

The loss of members of senior management could have an adverse effect on our business.   Our success largely depends on the ability of our senior executives and other members of management to effectively manage our organization and individual areas of our businesses. We have developed succession plans that we believe are appropriate in the circumstances, although it is difficult to predict with any certainty that we will be able to replace these individuals with persons of equivalent experience and capabilities quickly. The loss of any senior executive, manager or other key employee without an adequate replacement, or the inability to attract and retain new, qualified personnel could therefore have an adverse effect on our business prospects, results of operations and/or financial position.

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

In addition, natural disasters, pandemic illness, equipment failures, power outages, disruptions to our information technology systems and networks or other unexpected events could result in physical damage to and complete or partial closure of one or more of our manufacturing facilities or distribution centers, temporary or long-term disruption in the supply of parts or component products from some local and international suppliers, disruption in the transport of our products to dealers and customers and delay in delivery of products to distribution centers. In the event such events occur, our financial results might be negatively impacted. Our existing insurance arrangements may not protect against all costs that may arise from such events.

Furthermore, the potential physical impacts of climate change on our facilities, suppliers and customers and therefore on our operations are highly uncertain and will be particular to the circumstances developing in various geographical regions. These may include long-term changes in temperature levels and water availability. These potential physical effects may adversely impact the demand for our products and the cost, production, sales and financial performance of our operations.

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

International trade policies may impact demand for our products and our competitive position.   Government policies on international trade and investment such as sanctions, import quotas, capital controls or tariffs, whether adopted by non-governmental bodies, individual governments or addressed by regional trade blocs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. The implementation of more restrictive trade policies, such as more detailed inspections, higher tariffs, or new barriers to entry, in countries where we sell products and provide services could negatively impact our business, results of operations and financial position. For example, a government’s adoption of trade sanctions or “buy national” policies or retaliation by another government against such policies could have a negative impact on our results of operations.

Risks Related to Financial Services

We offer a wide range of financial services and products to Agricultural Equipment, Construction Equipment and Commercial Vehicles dealers and customers including retail financing for the purchase or lease of new and used equipment and vehicles and wholesale financing to dealers.

In light of the above, the following risks associated with Financial Services should be considered.

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

Deterioration in the quality of our financial assets, an increase in delinquencies or defaults, or a reduction in collateral recovery rates could have an adverse impact on the performance of Financial Services and our earnings and cash flows. These risks become more acute in an economic slowdown or recession due to decreased demand for (or availability of) credit, declining asset values, changes in government subsidies, reductions in collateral to loan balance ratios, and an increase in delinquencies, defaults, insolvencies, foreclosures and losses. In such circumstances, our loan servicing and litigation costs may also increase. In addition, governments may pass laws, or implement regulations, that modify rights and obligations under existing agreements, or which prohibit or limit the exercise of contractual rights.

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

Funding Risk

Financial Services has traditionally relied upon the ABS market and committed asset-backed facilities as a primary source of funding and liquidity. A significant reduction in liquidity in the secondary market for ABS transactions could adversely affect our ability to sell receivables on a favorable or timely basis. Such conditions could have an adverse impact on our access to funding, financial position and results of operations. As Financial Services finances a significant portion of sales of our equipment, to the extent Financial Services is unable to access funding on acceptable terms, our sales of equipment would be negatively impacted.

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

Regulatory Risk

The operations of Financial Services are subject to extensive, complex and frequently changing, rules, regulations and legal interpretations from various governmental authorities, which among other things:

•	regulate credit granting activities, including establishing licensing requirements;
•	establish maximum interest rates, finance and other charges;
•	regulate customers’ insurance coverage;
•	require disclosures to customers;
•	govern secured and unsecured transactions;
•	set collection, foreclosure, repossession and claims handling procedures and other trade practices;
•	prohibit discrimination in the extension of credit and administration of loans; and
•	regulate the use and reporting of information related to applicants and borrowers.

As applicable laws are amended or construed differently, new laws are adopted to expand the scope of regulation imposed upon such financial services businesses, or existing laws prohibit interest rates we charge from rising to a level commensurate with risk and market conditions, such events could adversely affect Financial Services and our financial position and results of operations.

Potential Impact of the Dodd-Frank Act and other regulations.   The various requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), including its many implementing regulations, may substantially affect the origination, servicing and securitization programs of Financial Services. For example, the Dodd-Frank Act strengthens the regulatory oversight of these securities and related capital market activities by the SEC and increases the regulation of the ABS markets through, among other things, a mandated risk retention requirement for securitizers and a direction to regulate credit rating agencies. Other future regulations may affect our ability to engage in funding these capital market activities or increase the effective cost of such transactions, which could adversely affect our financial position, results of operations and cash flows.

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

Although CNH Industrial’s central management and control is in the U.K., CNH Industrial is considered to be resident in the Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes because CNH Industrial is incorporated in the Netherlands. The U.K. and Dutch competent authorities have agreed, following a mutual agreement procedure (as contemplated by the Netherlands-U.K. tax treaty), that CNH Industrial will be regarded as solely resident in the U.K. for purposes of the application of the Netherlands-U.K tax treaty provided that CNH Industrial operates as planned and provides appropriate required evidence to the U.K. and Dutch competent tax authorities. If the facts upon which the competent authorities issued this ruling change over time, this ruling may be withdrawn or cease to apply and in that case the Netherlands may levy corporate income tax on CNH Industrial and impose withholding taxes on dividends distributed by CNH Industrial.

We do not expect Brexit to affect our tax residency in the U.K.; however, we are unable to predict with certainty whether the discussions to implement Brexit will ultimately have any impact on this matter.

CNH Industrial’s residence for Italian tax purposes is also largely a question of fact based on all the circumstances. For Italian tax purposes, a rebuttable presumption of CNH Industrial’s residence in Italy may apply under Italian legislation. However, CNH Industrial has a management and organizational structure such that CNH Industrial should be deemed resident in the U.K. from the date of its incorporation for purposes of the Italy-U.K. tax treaty. Because this analysis is highly factual and may depend on future changes in CNH Industrial’s management and organizational structure, there can be no assurance that CNH Industrial’s determination of its tax residence will be respected by all relevant tax authorities. Should CNH Industrial be treated as an Italian tax resident, CNH Industrial would be subject to corporate income tax in Italy on its worldwide income and may be required to comply with withholding tax on dividends and other distributions and/or reporting obligations under Italian law, which could result in additional costs and expenses.

Tax may be required to be withheld from dividend payments. Although the U.K. and Dutch competent authorities have ruled that we should be treated as solely resident in the U.K. for the purposes of the Netherlands-U.K. double tax treaty, under Dutch domestic law dividend payments made by us to Dutch residents are still subject to Dutch dividend withholding tax and we would have no obligation to pay additional amounts in respect of such payments.

Should withholding taxes be imposed on future dividends or distributions with respect to our common shares, whether such withholding taxes are creditable against a tax liability to which a shareholder is otherwise subject depends on the laws of such shareholder’s jurisdiction and such shareholder’s particular circumstances. Shareholders are urged to consult their tax advisors in respect of the consequences of the potential imposition of withholding taxes.

See “CNH Industrial operates and will continue to operate, as a company that is resident in the U.K. for tax purposes; other tax authorities may treat CNH Industrial as being tax resident elsewhere” above and “Item 10. Additional Information --E. Taxation”.

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

CNH Industrial, as successor to Fiat Industrial, is jointly liable with FCA for certain obligations.   CNH Industrial is successor to Fiat Industrial, a company formed as a result of the demerger of Fiat (which, effective October 12, 2014, was merged into FCA). As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At December 31, 2016, the outstanding Liabilities amounted to approximately $1.3 billion (of which $1.1 billion consisted of bonds due June 2017 guaranteed by FCA). CNH Industrial evaluated as extremely remote the risk of FCA’s insolvency and therefore no specific provision has been accrued in respect of the above-mentioned potential joint liability.

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

The loyalty voting structure may concentrate voting power in a small number of our shareholders and such concentration may increase over time.   A relatively large proportion of the voting power of CNH Industrial could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of January 31, 2017, EXOR N.V. had a voting interest in CNH Industrial of approximately 41.4%. See “Item 7. Major Shareholders and Related Party Transactions” for additional information.

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

The loyalty voting structure may prevent or frustrate attempts by our shareholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common shares may be lower as a result.   The provisions of our Articles of Association establishing the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of us, even if a change of control is considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting structure, a relatively large proportion of the voting power of our common shares could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of January 31, 2017, EXOR N.V. had a voting interest in CNH Industrial of approximately 41.4%. See “Item 7. Major Shareholders and Related Party Transactions” for additional information. Such shareholders participating in the loyalty voting structure could effectively prevent change of control transactions that may otherwise benefit our shareholders.

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

The deeds of merger for the mergers of Fiat Industrial and CNH Global with and into CNH Industrial (the “Merger”) were executed, respectively, on September 27 and 28, 2013. The effective date of the Merger was on September 29, 2013. A primary objective of the Merger was to simplify the capital structure of Fiat Industrial (CNH Industrial subsequent to the Merger) by creating a single class of liquid stock listed on the NYSE and on the MTA. The principal steps in the Merger transaction were:

•	the cross-border merger of Fiat Netherlands Holding N.V. (“FNH”) with and into Fiat Industrial (the “FNH Merger”), which occurred on August 1, 2013;
•	the cross-border reverse merger of Fiat Industrial with and into FI CBM Holdings N.V. (CNH Industrial after the Merger) (the “FI Merger”); and
•	the Dutch merger of CNH Global with and into FI CBM Holdings N.V. (the “CNH Merger”).

All the companies (i.e., Fiat Industrial, FI CBM Holdings N.V., FNH and CNH Global) involved in the Merger were part of Fiat Industrial; in particular: (i) FNH was a wholly-owned direct subsidiary of Fiat Industrial; (ii) FI CBM Holdings N.V. was a wholly-owned direct subsidiary of Fiat Industrial; and (iii) CNH Global was an indirect subsidiary of Fiat Industrial (controlled through FNH which owned approximately 87% of CNH Global’s capital stock).

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

CNH Industrial has five operating segments:

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe. Following our acquisition of substantially all of the assets of Miller-St. Nazianz, Inc. (“Miller”) in November 2014, certain agricultural equipment products are also sold under the Miller brand, primarily in North America. Following our acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products will be sold under the Kongskilde, Överum, and JF brands.

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

Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment, vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Net revenues by segment in the years ended December 31, 2016, 2015 and 2014 were as follows:

	2016	2015	2014
	(in millions)
Revenues:
Agricultural Equipment	$10,120	$11,025	$15,204
Construction Equipment	2,304	2,542	3,346
Commercial Vehicles	9,553	9,542	10,888
Powertrain	3,707	3,560	4,464
Eliminations and other	(2,015)	(1,992)	(2,704)
Total Net sales of Industrial Activities	23,669	24,677	31,198
Financial Services	1,570	1,603	1,828
Eliminations and other	(367)	(368)	(471)
Total Revenues	$24,872	$25,912	$32,555

Net revenues by region in the years ended December 31, 2016, 2015 and 2014 were as follows:

	2016		2015		2014
	(in millions)	(%)	(in millions)	(%)	(in millions)	(%)
Revenues:
EMEA	$13,320	53.5%	$13,122	50.7%	$14,762	45.4%
NAFTA	5,895	23.7	6,869	26.5	9,190	28.2
LATAM	2,558	10.3	2,882	11.1	4,955	15.2
APAC	3,099	12.5	3,039	11.7	3,648	11.2
Total Revenues	$24,872	100.0	$25,912	100.0	$32,555	100.0

Industry Overview

Agricultural Equipment

The operators of food, dairy, livestock and grain crop producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. The key factors influencing sales of agricultural equipment are the level of net farm income and, to a lesser extent, general economic conditions, interest rates and the availability of financing and related subsidy programs, farm land prices and farm debt levels. Net farm income is primarily impacted by the volume of acreage planted, commodity and/or livestock prices and stock levels, the impacts of fuel ethanol demand, crop yields, farm operating expenses (including fuel and fertilizer costs), fluctuations in currency exchange rates, government subsidies and tax incentives. Farmers tend to postpone the purchase of equipment when the farm economy is declining and to increase their purchases when economic conditions improve. The availability, quality, and cost of used equipment for sale also affect the level of new equipment sales. Weather conditions are a major determinant of crop yields and therefore affect equipment-buying decisions. In addition, geographical variations in weather from season to season may affect sales volumes differently in different markets. Government policies may affect the market for agricultural equipment by regulating the levels of acreage planted, with direct subsidies affecting specific commodity prices, or with other payments made directly to farmers. Global organization initiatives, such as those of the World Trade Organization, also can affect the market with demands for changes in governmental policies and practices regarding agricultural subsidies, tariffs and acceptance of genetically modified organisms such as seed, feed and animals.

Demand for agricultural equipment also varies seasonally by region and product, primarily due to differing climates and farming calendars. Peak retail demand for tractors and planting, seeding, and application equipment typically occurs in March through June in the Northern hemisphere and in September through December in the Southern hemisphere. Dealers order equipment year-round, but harvesting equipment orders in the Northern hemisphere generally increase in the late fall and winter so that the dealers can receive inventory prior to the peak retail selling season, which generally extends from March through June. In the Southern hemisphere, dealers generally order between August and October so they can receive inventory prior to the peak retail-selling season, which extends from November through February. The production levels of Agricultural Equipment are based upon estimated retail demand, which takes into account, among other things, the timing of dealer shipments (which occur in advance of retail demand), dealer and Company inventory levels, the need to retool manufacturing facilities to produce new or different models and the efficient use of labor and facilities. Production levels are adjusted to reflect changes in estimated demand and dealer inventory levels. However, because production and wholesale shipments adjust throughout the year to take into account the factors described above, wholesale sales of agricultural equipment products in any given period may not reflect the timing of dealer orders and retail demand for that period.

Customer preferences regarding farming practices, and thus product types and features, vary by region. In North America, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers demand high capacity, sophisticated machines equipped with the most advanced technology. In Europe, where farms are generally smaller in size than those in North America and Australia, there is greater demand for somewhat smaller, yet equally sophisticated, machines. In the developing regions of the world where labor is more abundant and infrastructure, soil conditions and/or climate are not conducive to intensive agriculture, customers generally prefer simple, robust and durable machines with relatively lower acquisition and operating costs. In many developing countries, tractors are the primary, if not the sole, type of agricultural equipment used, and much of the agricultural work in such countries that cannot be performed by tractors is carried out by hand. A growing number of part-time farmers, hobby farmers and customers engaged in landscaping, municipality and park maintenance, golf course and roadside mowing in Western Europe and North America prefer relatively simple, low-cost agricultural equipment. Our position as a geographically diversified manufacturer of agricultural equipment and our broad geographic network of dealers allows us to provide customers in each significant market with equipment that meets their specific requirements.

Major trends in the North American and Western European agricultural industries include a reduction in number but growth in size of farms, supporting increased demand for higher capacity agricultural equipment. In addition, we believe that the use of technology and other precision farming solutions (including the development of autonomously operated equipment) to enhance productivity and profitability are becoming more important in the buyers’ purchasing decision. Failure to design, develop and implement this technology may affect the prospects of our Company. In Latin America and in other emerging markets, the number of farms is growing and mechanization is replacing manual labor. In APAC, long term demographic trends, increasing urbanization, and low level of farm mechanization represent the key drivers of demand for agricultural equipment. Government subsidies (including crop insurance) are a key income driver for farmers raising certain commodity crops in the United States and Western Europe. The level of support can range from 10% to over 30% of the annual income for these farmers in years of low global commodity prices or natural disasters. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The effect of these subsidies on agricultural equipment demand depends largely on the U.S. Farm Bill and programs administered by the United States Department of Agriculture, the Common Agricultural Policy of the European Union and World Trade Organization negotiations. Additionally, the Brazilian government subsidizes the purchase of agricultural equipment through low-rate financing programs administered by the Banco Nacional de Desenvolvimento Economico e Social (“BNDES”). These programs have a significant influence on sales.

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

The demand for biofuels has created an associated demand for agriculturally based feedstocks, which are used to produce biofuels. Currently, most of the ethanol in the U.S. and Europe is extracted from corn, while in Brazil it is extracted from sugar cane. Biodiesel is typically extracted from soybeans and rapeseed oil in the U.S. and Brazil, and from rapeseed and other oil seeds as well as food waste by-products in Europe. The use of corn and soybeans for biofuel has been one of the main factors affecting the supply and demand relationships for these crops, resulting in higher crop prices. The economic feasibility of biofuels is significantly impacted by the price of oil. As the price of oil falls, biofuels become a less attractive alternative energy source. This relationship will, however, be impacted by government policy and mandates as governments around the world consider ways to combat global warming and avoid potential energy resource issues in the future.

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

Medium and heavy truck demand tends to be closely aligned with the general economic cycle and the capital investment cycle including the general level of interest rates and, in certain countries, governmental subsidy programs, particularly in more developed markets such as Europe, North America and Japan, as economic growth provides increased demand for haulage services and an incentive for transporters to invest in higher capacity vehicles and renew vehicle fleets. The product life cycle for medium and heavy trucks typically covers a seven to ten-year period.

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

Although we believe that diesel remains for the foreseeable future the primary fuel source for commercial vehicles and industrial equipment in general, the adoption of new engine technological solutions and a growing public opinion in favor of environmental friendly solutions are pushing for a rapidly increased penetration of alternative and renewable fuels (compressed natural gas (“CNG”), liquefied natural gas (“LNG”), methane, etc.)

The car industry is leading the autonomous vehicle development, but commercial vehicles are also making advances in platooning and autonomous technologies. We expect this development to intensify. We believe that the growing automation in transportation and infrastructure solutions through the use of self-driving vehicles will also allow the industry to provide greater safety, fuel savings, and transport efficiency.

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

For on-road applications in fully developed markets, where economy and infrastructure drive demand for local and haulage transportation, demand for engines is driven by general economic conditions, capital investment, industrialization and infrastructure developments.

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

We believe that the evolution in emission regulations in Europe, the U.S. and Asia (Euro VI, Stage IV and Tier 4B) presents an opportunity for Powertrain to gain a competitive advantage through technological solutions developed for engines and after-treatment systems (such as our High Efficiency SCR technology). The increasing trend among mid-sized OEMs to outsource engine development, as a result of the significant research and development expenditures required to meet the new emission requirements, presents an opportunity for Powertrain to increase sales to third party customers. In addition, engine manufacturers occasionally supplement their available range with certain engines sourced from third party suppliers.

The Company believes that its Powertrain segment not only supplies to the other industrial segments of the Company state-of-the-art engines and transmissions at highly competitive costs, but also ensures the Company as a whole full strategic independence in a key area where competition is particularly intense and further challenges, driven by increasingly stringent regulations, are expected.

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

Our competitive strengths include well-recognized brands, a full range of competitive products and features, and a strong global presence and distribution and customer service network. There are multiple factors that influence a buyer’s choice of industrial equipment. These factors include the strength and quality of the distribution network, brand loyalty, product features and performance, availability of a full product range, the quality and pricing of products, technological innovations, product availability, financing terms, parts and warranty programs, resale value and customer service and satisfaction. The ability to meet or exceed applicable emissions standards as they take effect is also a key competitive factor, particularly in those markets where such standards are the subject of frequent legislative or regulatory scrutiny and change, such as Europe and North America. We continually seek to improve in each of these areas, but focus primarily on providing high-quality and high-value products and supporting those products through our dealer networks. Buyers tend to favor brands based on experience with the product and the dealer. Customers’ perceptions of product value in terms of productivity, reliability, resale value and dealer support are formed over many years.

The efficiency of our manufacturing, logistic and scheduling systems are dependent on forecasts of industry volumes and our anticipated share of industry sales, which is predicated on our ability to compete successfully with others in the marketplace. We compete based on product performance, customer service, quality and price. The environment remains competitive from a pricing standpoint, but actions taken to maintain our competitive position in the current difficult economic environment could result in lower than anticipated price realization.

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

The principal competitors of Powertrain include Cummins, Daimler, Deutz, Perkins, John Deere, Volvo, and Yanmar.

Products and Markets

Agricultural Equipment

Agricultural Equipment’s product lines are sold primarily under the Case IH and New Holland brands and under the Steyr brand in Europe. Following our acquisition of substantially all of the assets of Miller in November 2014, certain agricultural equipment products are also sold under the Miller brand, primarily in North America. Following our acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products will be sold under the Kongskilde, Överum, and JF brands. In order to capitalize on customer loyalty to dealers and the segment’s brands, relative distribution strengths and historical brand identities, we sell our agricultural equipment products under the Case IH (and Steyr for tractors in Europe only) and New Holland brands. We believe that these brands enjoy high levels of brand identification and loyalty among both customers and dealers.

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

Construction Equipment

Construction Equipment’s product lines are sold primarily under the Case and New Holland Construction brands. Case provides a wide range of products on a global scale, including a crawler excavator that utilizes technology from Sumitomo (S.H.I.) Construction Machinery Co. Ltd. and mini-excavators that use technology from Hyundai Heavy Industries, Inc. The New Holland Construction brand family also markets a full product line of construction equipment in most regions.

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

The medium and heavy vehicles product lines include on-road chassis cabs designed for medium and long distance hauling and distribution. Medium GVW off-road models are typically used for building roads, winter road maintenance, construction, transportation, maintenance of power lines and other installations in off-road areas, civil protection and roadside emergency service. Heavy GVW off-road models are designed to operate in any climate and on any terrain and are typically used to transport construction plant materials, transport and mix concrete, maintain roads in winter and transport exceptionally heavy loads.

We offer ecological diesel and natural gas engines on our entire range of vehicles, developing engines with specific components and configurations optimized for use with CNG and LNG.

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

Our product range features engines ranging from 2.2 to 20 liters with an output of 42 to 1,006 hp. Our product portfolio includes engines for buses and for light, medium and heavy commercial vehicles, engines for industrial machinery including construction, agricultural and irrigation equipment, engines for special-purpose vehicles and engines for power generation units and marine applications. The range is completed by engine versions that use alternative fuels, including those running on natural gas and engines compatible with biodiesel and hydrotreated vegetable oil (HVO).

While meeting the strict emission regulations for both on-road (Euro VI and EPA 13) and off-road vehicles (Stage IV and Tier 4B), Powertrain’s technological solutions aim to provide enhanced results in terms of cost, packaging and fuel consumption for each segment of the market. For example, depending on customer needs, for light-duty commercial vehicles, Powertrain offers an external cooled exhaust gas recirculation system coupled with two tailpipe after-treatment solutions; diesel particulate filter and NOx storage catalyst (NSC), for customers that are looking to a maximized vehicle payload or diesel particulate filter and a selective catalyst reduction (SCR) system to reduce the total cost of ownership. For heavy-duty commercial applications, Powertrain has developed a high efficiency selective catalyst reduction system (HI-eSCR), that processes exhaust gases using a catalyzing liquid, lowering operating and maintenance costs. This unique SCR-only solution is designed to meet required emissions levels without the cost and bulk of an exhaust gas recirculation valve, and, in particular, for the off-road market, this solution does not require a diesel particulate filter.

Additionally, Powertrain produces a wide range of manual transmissions for light commercial vehicles, having six gears, and ranging from 200 to 500 Nm. Our Powertrain segment manufactures a range of axle products to meet customer requirements, including axle products for commercial vehicles, such as the Daily, and axle products for heavy mining, construction and specialty vehicles (military and fire-fighting) designed by Commercial Vehicles.

Sales and Distribution

Agricultural Equipment and Construction Equipment

Agricultural Equipment sells and distributes products through approximately 2,300 full-line dealers and distributors with over 5,600 points of sale. Construction Equipment sells and distributes products through over 400 full-line dealers and distributors with approximately 1,200 points of sale. Agricultural Equipment and Construction Equipment dealers are almost all independently owned and operated. Some Agricultural Equipment dealers also sell construction equipment. In the United States, Canada, Mexico, most of Western Europe, Brazil and Australia, products are generally distributed directly through the independent dealer network. In the rest of the world, products are either sold to independent distributors who then resell to dealers, or to importers who have their own branches to sell retail product to customers. In both cases, the importers/distributors can take advantage of their size and knowledge of the market to minimize their marketing costs.

Consistent with our brand promotion program, we generally seek to have dealers sell a full range of our products. Typically, greater market penetration is achieved where each dealer sells the full line of products from only one of the brands. Although appointing dealers to sell more than one brand is not part of our business model, some joint dealers exist, either for historic reasons or in limited markets where it is not feasible to have a separate dealer for each brand. In some cases, dealerships are operated under common ownership but with separate points of sale for each brand. In each region, we seek to optimize our distribution strategy in order to reduce structural costs, while maximizing sales and customer satisfaction. For example, we combined the dealer network in the US and Europe between our two New Holland brands in the agricultural and construction equipment business.

In North America and Australia, a trade-in of used equipment typically accompanies the sale of new equipment to end-users. We often provide marketing assistance to our dealers to support the sales of used, trade-in equipment through subsidized financing incentives, inventory carrying cost defrayment, or other methodologies.

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

We believe that it is generally more cost-effective to distribute our agricultural and construction equipment products through independent dealers, although Agricultural Equipment and Construction Equipment maintain a limited number of company-owned dealerships in some markets. As of December 31, 2016, we operated 2 and 5 company-owned Agricultural Equipment and Construction Equipment dealerships, respectively, primarily in North America and Europe. We also operate a selective dealer development program in territories with growth potential but underdeveloped representation by our agricultural and construction equipment brands that typically involve a transfer of ownership to a qualified operator through a buy-out or private investment after a few years.

Commercial Vehicles

Commercial Vehicles’ worldwide distribution strategy is based on a network of independent dealers, in addition to its own dealerships and branches. As of December 31, 2016, Commercial Vehicles had approximately 700 dealers globally (of which 21 were directly owned by us and 14 were branches). All of these dealers sell spare parts for the relevant vehicles. Commercial Vehicles bolsters its distribution strategy by offering incentives to its dealers based on target achievements for sales of new vehicles and parts and providing high quality aftersales services.

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

Parts and Services

The quality and timely availability of parts and services are important competitive factors for each of our businesses, as they are significant elements in overall dealer and customer satisfaction and important considerations in a customer’s original equipment purchase decision. We supply parts, many of which are proprietary, to support items in the current product line as well as for products we have sold in the past. In certain markets, we also offer personalized aftersales customer assistance programs that provide a wide range of modular and flexible maintenance and repair contracts, as well as warranty extension services, to meet a variety of customers’ needs and to support the vehicle’s value over time. Many of our products can have economically productive lives of up to 20 years when properly maintained, and each unit has the potential to produce a long-term parts and services revenue stream for us and our dealers.

As of December 31, 2016, we operated and administered 59 parts depots worldwide either directly, through a joint venture, or through arrangements with warehouse service providers. This network includes 11 parts depots in NAFTA, 22 in EMEA, 5 in LATAM, and 21 in APAC. The network includes 35 parts depots that support Agricultural Equipment, 27 that support Construction Equipment, 24 that support Commercial Vehicles and 3 that support Powertrain. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Our parts depots and parts delivery systems provide customers with access to substantially all of the parts required to support our products.

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

As of December 31, 2016, Commercial Vehicles had over 4,900 service outlets. In addition to Commercial Vehicles standard one-year full vehicle warranty and two-year powertrain warranty, which are extended in certain jurisdictions including the U.K. and Germany to match competitors’ practices, Commercial Vehicles offers personalized aftersales customer assistance programs.

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

•	in China, we own 50.0% of Naveco (Nanjing Iveco Motor Co.) Ltd, a company that manufactures light and other commercial vehicles in China;
•

in China, we control 60.0% of SAIC Fiat Powertrain Hongyan Ltd (“SFH”), a manufacturing company located in Chongqing, which produces diesel engines under license from us to be sold in the Chinese market and to be exported to Europe, the U.S. and Latin America; and

•	in South Africa, we own 60.0% of Iveco South Africa Works (Pty) Ltd., which manufactures medium and heavy duty commercial vehicles and buses.

During 2016, CNH Industrial and SAIC decided to restructure our joint ventures in China in order to address the rapid evolution of China’s commercial vehicle market. In this context, the following transactions were put in place:

•	Naveco is now focused on the Iveco brand, and to that purpose carved out and sold the Yuejin business to SAIC; and
•	SAIC Iveco Hongyan Commercial Vehicle (“SIH”), received a capital injection from SAIC reducing our shareholding to 6% (33.5% prior to the injection)

Suppliers

We purchase materials, parts, and components from third party suppliers. We had approximately 5,310 global direct suppliers to our manufacturing facilities at December 31, 2016. Our focus on quality improvement, cost reduction, product innovation and production flexibility requires us to rely upon suppliers with a focus on quality, reliability and the ability to provide cost reductions. We view our relationships with suppliers as critical to our operational effectiveness, and in recent years, we have established closer ties with a significantly reduced number of suppliers, selecting those that enjoy a leading position in the relevant markets.

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

Financial Services supports the growth of Industrial Activities sales and builds dealer and customer loyalty. Financial Services’ strategy is to grow a core financing business to support the sale of our equipment and vehicles by improving its portfolio credit quality, service levels, operational effectiveness and customer satisfaction. The segment works to develop and structure financial products with the objective of increasing equipment and vehicle sales as well as profitability and customer loyalty. Financial Services also offers products to finance third party equipment and vehicles sold through our dealer network or within our core businesses. Financed third party equipment and vehicles include used equipment and vehicles taken in trade on our products or equipment used in conjunction with or attached to our products.

In North America, Financial Services’ activity is carried out through our wholly-owned financial services companies that support sales through dealer and customer financing, as well as operating leases.

CNH Industrial Capital Europe S.a.S., a joint venture with BNP Paribas Group is the captive finance unit for the Company’s current retail businesses in major European countries. CNH Industrial Capital Europe S.a.S is 49.9% owned by CNH Industrial N.V. and accounted for under the equity method. It operates in Italy, France, Germany, Belgium, the Netherlands, Luxembourg, the U.K., Spain, Poland and Austria. Agricultural Equipment and Construction Equipment’s vendor programs with banking partners are also in place in France, Portugal, Denmark and Poland. Dealer financing and customer financing activities not managed by the joint venture with BNP Paribas or the vendor programs are managed through our captive financial services subsidiaries.

In Spain, financial services related to Commercial Vehicles are managed through Transolver Finance Establecimiento Financiero de Credito S.A., a joint venture with the Santander Group (49% owned by CNH Industrial N.V. and accounted for under the equity method) which offers retail and dealer financing services.

In some Eastern European countries, financial services for customers of Commercial Vehicles are managed by fully consolidated captive financial services companies and by vendor programs for retail financing with major banking institutions.

In Brazil, our captive financial services company, Banco CNH Industrial Capital S.A. (“Banco CNH Industrial Capital”), offers both dealer and customer financing for customers of Agricultural Equipment, Construction Equipment and Commercial Vehicles. For customer financing, Banco CNH Industrial Capital mainly serves as intermediary for funding provided by BNDES, a federally-owned financial institution linked to the Brazilian Ministry of Development, Industry and Foreign Trade. Vendor programs offered jointly with banking partners are also in place.

In Argentina, CNH Industrial Capital Argentina provides wholesale and retail financing to the customers of our segments alongside vendor programs.

In Australia, Agricultural Equipment, Construction Equipment and Commercial Vehicles offer dealer and end-customer financing through a captive financial services company.

In China, financial services are provided through various vendor programs and CNH Industrial Capital (Shanghai) Commercial Factoring Company Limited, which was established in November 2016.

Customer Financing

Financial Services has certain retail underwriting and portfolio management policies and procedures that are specific to Agricultural Equipment, Construction Equipment and Commercial Vehicles. This distinction allows Financial Services to reduce risk by deploying industry-specific expertise in each of these businesses. We provide retail financial products primarily through our dealers, who are trained in the use of the various financial products. Dedicated credit analysis teams perform retail credit underwriting. The terms for financing equipment and vehicle retail sales typically provide for retention of a security interest in the equipment or vehicles financed.

Financial Services’ guidelines for minimum down payments for equipment and vehicles generally range from 5% to 30% of the actual sales price, depending on equipment types, repayment terms and customer credit quality. Finance charges are sometimes waived for specified periods or reduced on certain equipment sold or leased in advance of the season of use or in connection with other sales promotions. Financial Services generally receives compensation from Agricultural Equipment, Construction Equipment or Commercial Vehicles equal to a competitive interest rate for periods during which finance charges are waived or reduced on the retail notes or leases. The cost is recognized as a reduction in net sales for the applicable segment.

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

A wholesale underwriting group reviews dealer financial information and payment performance to establish credit lines for each dealer. In setting these credit lines, Financial Services seeks to meet the reasonable requirements of each dealer while managing its exposure to any one dealer. The credit lines are secured by the equipment or vehicles financed. Dealer credit agreements generally include a requirement to repay the particular financing at the time of the retail sale. Financial Services employees or third party contractors conduct periodic stock audits at each dealership to confirm that the financed equipment or vehicle is maintained in inventory. These audits are unannounced and their frequency varies by dealer and depends on the dealer’s financial strength, payment history and prior performance.

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

Legal Proceedings

As a global company with a diverse business portfolio, we are exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues and environmental claims that arise in the ordinary course of our business. The most significant of these matters are described in “Note 13: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2016.

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

European Commission settlement: Since January 2011, Iveco, the Company’s wholly owned subsidiary, and its competitors have been subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to medium and heavy trucks.

In the first quarter of 2016, we recorded a non-recurring non-tax deductible charge of €450 million ($502 million) in relation to the investigation and related matters. On July 19, 2016, the Commission announced a settlement with Iveco under which the Commission imposed a fine of €495 million (equivalent to $543 million at payment date). As a result of this settlement, the Company recorded an additional non-tax deductible charge of €45 million ($49 million) in the second quarter of 2016. The fine was paid on October 20, 2016. Following this settlement, we have been named as defendants in private litigation commenced in Israel and Ireland that remains at an early stage and we expect to face further claims in various jurisdictions; the extent and outcome of which cannot be predicted at this time.

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

C. Organizational Structure

As of December 31, 2016, CNH Industrial had 179 subsidiaries. A listing of our subsidiaries as of December 31, 2016, including the country of incorporation or residence, proportion of ownership interest and proportion of voting power held, is set forth in an Exhibit 8.1 to this annual report on Form 20-F.

The following table sets forth a list of the principal subsidiaries that are directly or indirectly controlled by CNH Industrial. For each principal subsidiary, the following information is provided: name, country of incorporation or residence, and the percentage interest held by CNH Industrial and its subsidiaries at December 31, 2016.

Principal Subsidiaries at December 31, 2016:

Name of Subsidiary	Country of Incorporation	Percentage Interest Held
Case New Holland Industrial Inc.	United States (Delaware)	100%
CNH Industrial America LLC	United States (Delaware)	100%
CNH Industrial Belgium N.V.	Belgium	100%
CNH Industrial Capital LLC	United States (Delaware)	100%
CNH Industrial Capital America LLC	United States (Delaware)	100%
CNH Capital Receivables LLC	United States (Delaware)	100%
CNH Industrial Capital Canada Ltd.	Canada	100%
CNH Industrial Europe Holding S.A.	Luxembourg	100%
CNH Industrial Italia S.p.A.	Italy	100%
CNH International S.A.	Switzerland	100%
FPT Industrial S.p.A.	Italy	100%
Iveco S.p.A.	Italy	100%
Iveco Espana S.L.	Spain	100%
New Holland Holding Limited	United Kingdom	100%

D. Property, Plant and Equipment

As of December 31, 2016, we owned 64 manufacturing facilities. We also own other significant properties including spare parts centers, research laboratories, test tracks, warehouses and office buildings.

A number of our manufacturing facilities (land and industrial buildings) are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. The carrying amount of these assets was approximately $102 million and $81 million at December 31, 2016 and 2015, respectively.

We make capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and improve capacity, and for maintenance and engineering. In 2016, our total capital expenditures in long-lived assets, excluding assets sold with buy-back commitments and equipment on operating leases, were $503 million of which 15% was spent in NAFTA, 12% in LATAM, 63% in EMEA and 10% in APAC. These capital expenditures were funded through a combination of cash generated from operating activities and borrowings under short-term facilities. In 2015, our total capital expenditures were $656 million. The decrease in capital expenditures in 2016 from 2015 is primarily related to the investment cycles of our products, including capital for engine and product regulatory related enhancements, and reduction in discretionary spending, including capital related to long-term and capacity expansion investment as we are complete on our footprint expansion in the agricultural business with the plants opening in China and India.

The following table provides information about our significant manufacturing and engineering facilities as of December 31, 2016:

Location	Primary Functions	Approximate Covered Area (Sqm/ 000)
Italy
S. Mauro	Excavators; R&D center	57
Modena	Components (Agricultural Equipment and Construction Equipment)	102
S. Matteo	R&D center (Agricultural Equipment)	51
Jesi	Tractors	77
Lecce	Wheel loaders, compact track loaders, telehandlers, graders; R&D center	130
Piacenza	Quarry and construction vehicles; R&D center	64
Brescia	Medium vehicles, cabs, chassis; R&D center	276
Suzzara	Light vehicles; R&D center	170
Brescia	Firefighting vehicles; R&D center	28
Bolzano	Defense vehicles; R&D center	83
Pregnana Milanese	Engines	31
Torino	R&D center (Commercial Vehicles)	100
Torino	R&D center (Powertrain)	28
Torino	Engines	142
Torino	Transmissions and axles	239
Foggia	Engines; drive shafts	151
United States
New Holland	Hay & Forage; R&D center	104
Grand Island	Tractors and combines	128
Benson	Sprayers, cotton pickers; R&D center	41
Burlington	Backhoe loaders, forklift trucks; R&D center	91
Fargo	Tractors, wheeled loaders; R&D center	88
Goodfield	Soil management equipment; R&D center	39
Racine	Tractors, transmissions	105
Mt. Joy	R&D center (Agricultural Equipment)	11
Wichita	Skid steer loaders; R&D center	46
Burr Ridge	R&D center (Agricultural Equipment, Construction Equipment and Diesel engines)	43
St. Nazianz	Self-propelled sprayers	24
France
Coex	Grape Harvesters; R&D center	26
Croix	Cabins (Agricultural Equipment)	12
Tracy-Le-Mont	Hydraulic cylinders (Agricultural Equipment and Construction Equipment)	16
Annonay	Buses; R&D center	137
Venissieux	R&D center (Commercial Vehicles)	11
Rorthais	Buses; R&D center	29
Fourchambault	Engines (remanufacturing)	22
Bourbon Lancy	Engines; R&D center	102
Fecamp	Engines (power generation units)	25
Brazil
Belo Horizonte	Crawler excavators, crawler dozers, wheel loaders, graders, backhoe loaders; R&D center	70
Curitiba	Combines and tractors; R&D center	103
Piracicaba	Sugar cane harvesters; R&D center	12
Sorocaba	Crawler loaders, backhoe loaders, excavators, Agricultural Equipment; R&D center	160
Sete Lagoas	Heavy, medium and light vehicles; R&D center	100
Sete Lagoas	Defense vehicles	19
Sete Lagoas	Engines; R&D center	14

Germany
Ulm	Firefighting vehicles; R&D center	35
Ulm	R&D center (Commercial Vehicles)	144
China
Harbin	Combines, tractors, balers; R&D center	250
Chongqing	Engine; R&D centers	76
Foshan	Sugar cane harvesters	11
Urumqi	Cotton pickers	11
Argentina
Cordoba	Engines	20
Ferreira	(Medium/Heavy) Trucks and buses	44
Cordoba	Agricultural Equipment, tractors and combines	30
Belgium
Antwerp	Components (Agricultural Equipment)	79
Zedelgem	Combines, forage harvesters and balers; R&D center	159
Spain
Madrid	Heavy vehicles; R&D center	134
Valladolid	Light vehicles, heavy cab components	74
India
Pithampur	Backhoe loaders, earth compactors	29
Noida	Tractors; R&D center	82
Others
Basildon (U.K.)	Tractors; R&D center	129
Plock (Poland)	Combines, balers and headers; R&D center	109
Saskatoon (Canada)	Sprayers, seeders; R&D center	61
Dandenong (Australia)	Trucks; R&D center	42
St. Valentin (Austria)	Tractors; R&D center	56
Vysoke Myto (Czech Republic)	Buses; R&D center	124
Queretaro (Mexico)	Components (Agricultural Equipment and Construction Equipment)	15
Naberezhnye Chelny (Russia)	Tractors and combines	50
La Victoria (Venezuela)	Assembly of light and heavy vehicles and buses	56
Rosslyn (South Africa)	Trucks and buses	55
Arbon (Switzerland)	R&D center (Powertrain)	6

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

For further information, see “Note 13: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2016 as well as “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operations—Costs of ongoing compliance with, or failure to comply with, increasingly stringent environmental, health and safety laws could have an adverse effect on our results of operations.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The discussion in “Item 5. Operating and Financial Review and Prospects” should be read in conjunction with our consolidated financial statements for the years ended December 31, 2016, 2015 and 2014.

The results presented in this annual report are prepared with the U.S. dollar as the reporting currency and in accordance with U.S. GAAP.

This discussion includes forward-looking statements, which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. See “Item 5.G Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995.” and “Item 3. Key Information—D. Risk Factors” for a discussion of risks and uncertainties facing us.

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

The Company’s segments consist of: (i) Agricultural Equipment, (ii) Construction Equipment, (iii) Commercial Vehicles, (iv) Powertrain, and (v) Financial Services. Our Industrial Activities include Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as corporate functions.

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

For Agricultural Equipment, the key factors influencing sales are the level of net farm income which is influenced by commodity prices, and, to a lesser extent, general economic conditions, interest rates and the availability of financing and related subsidy programs. Variations by region and product are also attributable to differences in typical climate and farming calendars, as well as extraordinary weather conditions. For additional discussion regarding the principal factors affecting results for Agricultural Equipment, see “Item 4. Information on the Company—B. Business Overview—Industry Overview—Agricultural Equipment.”

For Construction Equipment, segmentation varies by regional market: in developed markets, demand is oriented toward more sophisticated machines that increase operator productivity, while in developing markets, demand is oriented toward more utilitarian models with greater perceived durability. Sales levels for heavy construction equipment are particularly dependent on the expected level of major infrastructure construction and repair projects, which is a function of expected economic growth and government spending. For light construction equipment, the principal factor influencing demand is the level of residential and commercial construction, remodeling and renovation, which is influenced in turn by interest rates and availability of financing, as well as, in the residential sector, levels of disposable income and, in the commercial sector, the broader economic cycle. For additional discussion regarding the principal factors affecting results for Construction Equipment, see “Item 4. Information on the Company—B. Business Overview—Industry Overview—Construction Equipment.”

Regional variations in demand for commercial vehicles are influenced by differences in economic conditions, levels of infrastructure development and physical geography, all of which lead to differing transport requirements. Demand for medium and heavy trucks tends to be closely aligned with the economic and capital investment cycle including the general level of interest rates and, in certain countries, governmental subsidy programs, particularly in more developed markets. In developing countries, the processes of industrialization and infrastructure development generally drive long-term growth trends. In the short term, however, demand for light vehicles is closely correlated to the level of economic activity which drives levels of vehicle utilization and, accordingly, the need for new vehicles. For additional discussion regarding the principal factors affecting results for Commercial Vehicles, see “Item 4. Information on the Company—B. Business Overview—Industry Overview—Commercial Vehicles.”

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

Non-GAAP Financial Measures

We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the reader’s ability to assess our financial performance and financial position. These measures facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These financial measures have no standardized meaning in U.S. GAAP, and are unlikely to be comparable to other similarly titled measures used by other companies, and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP.

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

Revenues on a Constant Currency Basis

We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year average exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange (“FX”) rate fluctuations.

A. Operating Results

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Note 21: Supplemental Information” to our consolidated financial statements for the year ended December 31, 2016, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Industrial Activities include the Financial Services business on the equity basis of accounting. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.

2016 Compared to 2015

Consolidated Results of Operations

	2016	2015
	(in millions)
Revenues:
Net sales	$23,669	$24,677
Finance and interest income	1,203	1,235
Total Revenues	24,872	25,912
Costs and Expenses:
Cost of goods sold	19,539	20,357
Selling, general and administrative expenses	2,262	2,317
Research and development expenses	860	856
Restructuring expenses	44	84
Interest expense	1,028	1,106
Other, net	1,148	625
Total Costs and Expenses	24,881	25,345
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(9)	567
Income taxes	(298)	(360)
Equity in income of unconsolidated subsidiaries and affiliates	58	41
Net income	(249)	248
Net income (loss) attributable to noncontrolling interests	3	(5)
Net loss (income) attributable to CNH Industrial N.V.	$(252)	$253

Revenues

We recorded revenues of $24,872 million in 2016, a decrease of 4.0% (down 2.8% on a constant currency basis) compared to 2015. This decrease is primarily due to a reduction in net sales of Industrial Activities which were $23,669 million in 2016, a decrease of 4.1% (decrease of 2.9% on a constant currency basis) compared to the prior year.

Cost of Goods Sold

Cost of goods sold were $19,539 million in 2016 compared with $20,357 million in 2015, a decrease year over year due to lower sales volumes of Industrial Activities. As a percentage of net sales of Industrial Activities, cost of goods sold was 82.6% and 82.5% in the years ended December 31, 2016 and 2015, respectively.

Selling, General and Administrative Expenses

SG&A expenses amounted to $2,262 million in 2016 (9.1% of revenues), a 2.4% decrease compared with the $2,317 million recorded in 2015 (8.9% of revenues). The decrease was primarily attributable to cost containment actions.

Research and Development Expenses

In 2016, R&D expenses were $860 million compared to $856 million in 2015. The expense in both years was primarily attributable to continued investment in new products.

Restructuring Expenses

Restructuring expenses were $44 million in 2016 compared to $84 million in 2015. The expense in both periods was primarily due to actions included in the Company’s Efficiency Program launched in 2014. In an effort to drive incremental structural improvements to its cost base, the Company intends to undertake several restructuring actions during 2017 as part of its Efficiency Program.  The estimated 2017 expense of approximately $100 million is projected to result in incremental savings of approximately $60 million in 2017 and $80 million on an annualized basis.

Interest Expense

Interest expense was $1,028 million in 2016 compared to $1,106 million in 2015. The interest expense attributable to Industrial Activities, net of interest income and eliminations, was $543 million in 2016 compared to $479 million in 2015. The increase of $64 million in 2016 was primarily due to a charge of $60 million related to the repurchase of $864 million of the Case New Holland Industrial Inc. 7.875% Notes due 2017.

Other, net

Other, net expenses were $1,148 million, an increase of $523 million from $625 million in 2015. The increase was primarily attributable to a non-recurring non-tax deductible charge of €495 million ($551 million) as a result of the European Commission settlement. For more information on the European Commission settlement, see “Note 13: Commitments and Contingencies”. Other, net also includes a charge of $34 million in 2016 due to the remeasurement and impairment of certain assets of our Venezuelan subsidiary. Other, net reflected a pre-tax charge of $150 million in 2015 relating to the remeasurement of the net monetary assets of the Venezuelan subsidiary denominated in bolivar fuerte, and $40 million due to the remeasurement of net monetary assets of the Argentinian subsidiaries. For more information on this re-measurement, see “Note 2: Summary of Significant Accounting Policies - Foreign Currency”.

Income Taxes

	2016	2015
	(in millions, except percentages)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$(9)	$567
Income taxes	$298	$360
Effective tax rate	n.m.	63.5%
n.m. – not meaningful

Income taxes totaled $298 million in 2016 ($360 million in 2015). The effective tax rate was significantly impacted by the non-recurring non-tax deductible charge of $551 million relating to the European Commission settlement, the $34 million non-deductible charge due to the remeasurement and impairment of Venezuelan subsidiary assets, the restructuring costs of $44 million ($40 million after-tax) and a one-time non-cash tax charge of $59 million related to the corporate reorganization of our Latin American operations intended to simplify the corporate structure and promote operational efficiencies that has led to changes in valuation allowances in the short term. Excluding the effects of these items, the effective tax rate for 2016 would have been 39%.

Equity in Income of Unconsolidated Subsidiaries and Affiliates

Equity in income of unconsolidated subsidiaries and affiliates was $58 million in 2016, compared to $41 million in 2015, mainly due to improved results of joint ventures in APAC. In 2016, the item included a negative impact of $9 million due to the restructuring of our joint ventures in China.

Industrial Activities and Business Segments

The following tables show revenues and operating profit broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our segments.

	2016	2015	% Change	% Change excl. FX
	(in millions, except percentages)
Revenues:
Agricultural Equipment	$10,120	$11,025	(8.2)%	(7.2)%
Construction Equipment	2,304	2,542	(9.4)%	(8.6)%
Commercial Vehicles	9,553	9,542	0.1%	1.8%
Powertrain	3,707	3,560	4.1%	4.9%
Eliminations and other	(2,015)	(1,992)
Total Net sales of Industrial Activities	23,669	24,677	(4.1)%	(2.9)%
Financial Services	1,570	1,603	(2.1)%	(1.0)%
Eliminations and other	(367)	(368)
Total Revenues	$24,872	$25,912	(4.0)%	(2.8)%

	2016	2015	$ Change
	(in millions)
Operating Profit:
Agricultural Equipment	$818	$952	$(134)
Construction Equipment	2	90	(88)
Commercial Vehicles	333	283	50
Powertrain	232	186	46
Eliminations and other	(94)	(79)	(15)
Total Industrial Activities Operating profit	$1,291	$1,432	$(141)
Financial Services	478	515	(37)
Eliminations and other	(330)	(312)	(18)
Total Operating profit	$1,439	$1,635	$(196)

Net sales of Industrial Activities were $23,669 million in 2016, a 4.1% decrease (down 2.9% on a constant currency basis) as compared to the prior year. Net sales increased for Powertrain but decreased for Agricultural Equipment and Construction Equipment. Net sales for Commercial Vehicles were flat.

Operating profit of Industrial Activities was $1,291 million in 2016, a decrease of $141 million compared to 2015, with an operating margin for the year of 5.5%, down 0.3 percentage points (“p.p.”) from the prior year. Operating profit was primarily impacted by a $134 million and $88 million decrease for Agricultural Equipment and Construction Equipment, respectively, partially offset by a $50 million and $46 million increase for Commercial Vehicles and Powertrain, respectively.

Business Segment Performance

Agricultural Equipment

Net Sales

The following table shows Agricultural Equipment net sales broken down by geographic region in 2016 compared to 2015:

Agricultural Equipment Sales – by geographic region:

($ million)	2016	2015	% Change
NAFTA	$3,834	$4,669	(17.9)%
EMEA	3,599	3,793	(5.1)%
LATAM	1,297	1,190	9.0%
APAC	1,390	1,373	1.2%
Total	$10,120	$11,025	(8.2)%

Net sales for Agricultural Equipment were $10,120 million in 2016, an 8.2% decrease (down 7.2% on a constant currency basis) compared to 2015. The decrease was primarily a result of unfavorable industry volume and product mix in the row crop sector in NAFTA and in the small grain sector in EMEA. Net sales increased in LATAM mainly due to improvement in the Brazilian market and the positive impact of currency translation and were flat in APAC.

For 2016, worldwide agricultural equipment industry unit sales were flat compared to 2015 with global demand for tractors up 4%, combines down 2% and other agricultural equipment demand declining. For the second consecutive year, market demand in NAFTA was down primarily as a result of the drop in the level of net farm income in the U.S., estimated at 15.6% for 2016 (12.7% drop in 2015). Industry volumes in the NAFTA row crop sector were down, with tractors over 140 hp down 26% and combines down 21%. The NAFTA tractor under 140 hp segment was up 4%. EMEA markets were down 4% for tractors and 8% for combines. LATAM tractor sales decreased 6% while combine sales increased 15%. APAC markets increased 7% for tractors and 14% for combines.

For 2016, Agricultural Equipment’s worldwide market share performance was flat compared to 2015 for tractors and down 1.3 p.p. for combines. In an effort to reduce dealer inventory levels, the Company’s wholesale shipments to dealers were less than dealer retail sales to end customers.

Operating Profit

Agricultural Equipment operating profit was $818 million in 2016, a $134 million decrease compared to 2015 mainly due to lower volume and unfavorable product mix in NAFTA and EMEA, partially offset by favorable price realization and cost containment actions including lower material cost. Operating margin was 8.1%, down 0.5 p.p. compared to 2015.

Construction Equipment

Net Sales

The following table shows Construction Equipment net sales broken down by geographic region in 2016 compared to 2015:

Construction Equipment Sales – by geographic region:

($ million)	2016	2015	% Change
NAFTA	$1,192	$1,395	(14.6)%
EMEA	523	550	(4.9)%
LATAM	263	331	(20.5)%
APAC	326	266	22.6%
Total	$2,304	$2,542	(9.4)%

Net sales for Construction Equipment were $2,304 million in 2016, a 9.4% decrease (down 8.6% on a constant currency basis) compared to 2015 due to unfavorable industry volume and product mix in NAFTA and LATAM and negative price realization.

In 2016, Construction Equipment’s worldwide heavy industry sales were down 3% while light industry sales were up 1%, compared to 2015. Decreased overall industry volumes were partially offset by moderate growth in APAC. In NAFTA, demand for heavy was down 13% while demand for light construction equipment was flat. EMEA demand was down 9% for heavy equipment and up 5% for light equipment.

Construction Equipment’s worldwide market share was flat overall compared with 2015 with a slight increase in LATAM.

Operating Profit

Construction Equipment operating profit was $2 million compared to $90 million in 2015. The decrease was due to a significant reduction in manufacturing volume, to reduce inventories to prevailing market conditions and in anticipation of new product launches, and unfavorable product mix, particularly in the heavy product range in NAFTA and in LATAM, and negative price realization, partially offset by cost containment actions. Operating margin was 0.1%, down 3.4 p.p. compared to 2015.

Commercial Vehicles

Net Sales

The following table shows Commercial Vehicles net sales broken down by geographic region in 2016 compared to 2015:

Commercial Vehicles Sales – by geographic region:

($ million)	2016	2015	% Change
NAFTA	$40	$—	n.m.
EMEA	8,031	7,643	5.1%
LATAM	740	1,122	(34.0)%
APAC	742	777	(4.5)%
Total	$9,553	$9,542	0.1%
n.m. – not meaningful

Commercial Vehicles net sales were $9,553 million in 2016, flat compared to 2015 (up 1.8% on a constant currency basis), primarily as a result of increased truck volume and favorable pricing in EMEA, offset by lower volume in specialty vehicles and negative impact of currency translation. In LATAM, net sales decreased due to lower industry volume in Brazil and Argentina.

In 2016, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, grew by 14% compared to 2015. The light vehicles market (GVW 3.5-6.0 tons) increased 14% while the medium vehicles market (GVW 6.1-15.9 tons) and the heavy vehicles market (GVW ≥16 tons) grew by 7% and 14%, respectively. In LATAM, new truck registrations (GVW ≥3.5 tons) declined 30% compared to 2015, with a decrease of 31% in Brazil and 24% in Argentina. In APAC, new truck registrations decreased 5% compared with 2015.

The Company’s estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 13.1%, up 0.4 p.p. compared with 2015. The Company’s market share increased by 0.7 p.p. to 13.9% in the light segment, and by 2.5 p.p. to 34.0% in the medium segment. In the heavy segment, market share was 8.5%, down 0.1 p.p. compared to 2015. In LATAM in 2016, the Company’s market share decreased 0.4 p.p. to 12.0%.

During 2016, Commercial Vehicles delivered approximately 146,800 vehicles (including buses and specialty vehicles), representing a 5% increase from 2015. Volumes were higher in the light segment (+12%), while volumes declined in the heavy segment (-1%) and in the medium segment (-12%). Commercial Vehicles’ deliveries increased 9% in EMEA but declined 27% in LATAM and 1% in APAC.

Commercial Vehicles’ 2016 ratio of units shipped and billed, or book-to-bill ratio, was 0.99, a decrease of 4% compared to 2015. In 2016, truck order intake in Europe increased 6% compared to previous year.

The following tables show our unit deliveries by geographic area and by product in 2016 compared to 2015:

Commercial Vehicles Deliveries – by geographic area:

(units in thousands)	2016	2015	% Change
France	22.6	20.5	10.2%
Germany & Switzerland	19.8	18.8	5.3%
U.K.	8.2	9.2	(10.9)%
Italy	23.3	16.8	38.7%
Iberia (Spain & Portugal)	13.3	12.5	6.4%
Rest of EMEA	38.7	37.4	3.5%
EMEA	125.9	115.2	9.3%
LATAM	10.8	14.8	(27.0)%
APAC	10.1	10.2	(1.0)%
Total Sales	146.8	140.2	4.7%
Naveco*	75.8	77.0	(1.6)%
SAIC Iveco Hongyan*	15.5	8.7	78.2%
Total	238.1	225.9	5.4%
(*)	Joint ventures accounted for under the equity method

Commercial Vehicles Deliveries– by product:

(units in thousands)	2016	2015	% Change
Heavy	33.1	33.5	(1.2)%
Medium	13.4	15.3	(12.4)%
Light	87.8	78.1	12.4%
Buses	10.0	9.3	7.5%
Specialty vehicles**	2.5	4.0	(37.5)%
Total	146.8	140.2	4.7%
(**)	Defense and firefighting vehicles

Operating Profit

In 2016, Commercial Vehicles recorded an operating profit of $333 million, a $50 million increase compared to 2015. The increase was due to positive price realization, lower material cost, improved product quality and manufacturing efficiencies in EMEA, partially offset by the impact of difficult market demand conditions in LATAM. Operating margin was 3.5% up 0.5 p.p. compared to 2015.

Powertrain

Net Sales

Powertrain net sales were $3,707 million in 2016, an increase of 4.1% (up 4.9% on a constant currency basis) compared to 2015. The increase was primarily attributable to higher volume to third parties. Sales to external customers accounted for 47% of total net sales in 2016, up from 46% in 2015.

During 2016, Powertrain sold 537,200 engines, an increase of 6% compared to 2015. By major customer, 29% of engines were supplied to Commercial Vehicles, 11% to Agricultural Equipment, 3% to Construction Equipment and the remaining 57% to external customers (units sold to third parties were up 9% compared to 2015). Additionally, Powertrain delivered approximately 75,000 transmissions and 190,300 axles, an increase of 11% and 5%, respectively, compared to 2015.

Operating Profit

For 2016, Powertrain recorded an operating profit of $232 million compared to $186 million in 2015 with an operating margin of 6.3% (5.2% in 2015). The increase was due to higher volume and manufacturing and purchasing efficiencies.

Financial Services Performance

Finance and Interest Income

Financial Services reported revenues of $1,570 million in 2016, down 2.1% (down 1% on a constant currency basis) relative to 2015 primarily due to lower average portfolio and the negative impact of currency translation.

Net Income

For the year ended December 31, 2016, net income was $334 million compared to $368 million in 2015. The decrease was primarily due to reduced interest spreads, lower average portfolio and currency translation.

Retail loan originations (including unconsolidated joint ventures) were $9.0 billion, down $0.4 billion compared to 2015, primarily due to the decline in Agricultural Equipment sales. The managed portfolio (including unconsolidated joint ventures) of $24.8 billion (of which retail was 64% and wholesale 36%) was up $0.1 billion compared to December 31, 2015. Excluding the impact of currency translation, the managed portfolio was down $0.1 billion compared to 2015.

Reconciliation of Operating Profit to Net Income

The following table includes the reconciliation of our net income, the most comparable U.S. GAAP financial measure, to our operating profit, a non-GAAP financial measure:

	2016	2015	Change
	(in millions)
Operating Profit:
Industrial Activities	$1,291	$1,432	$(141)
Financial Services	478	515	(37)
Eliminations and other	(330)	(312)	(18)
Total Operating profit	1,439	1,635	(196)
Restructuring expenses	(44)	(84)	40
Interest expenses of Industrial Activities, net of interest income and eliminations	(543)	(479)	(64)
Other, net	(861)	(505)	(356)
Loss (income) for income taxes and equity in income of unconsolidated subsidiaries and affiliates	(9)	567	(576)
Income taxes	(298)	(360)	62
Equity in income of unconsolidated subsidiaries and affiliates	58	41	17
Net income	$(249)	$248	$(497)

2015 Compared to 2014

Consolidated Results of Operations

	2015	2014
	(in millions)
Revenues:
Net sales	$24,677	$31,196
Finance and interest income	1,235	1,359
Total Revenues	25,912	32,555
Costs and Expenses:
Cost of goods sold	20,357	25,534
Selling, general and administrative expenses	2,317	2,925
Research and development expenses	856	1,106
Restructuring expenses	84	184
Interest expense	1,106	1,318
Other, net	625	399
Total Costs and Expenses	25,345	31,466
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	567	1,089
Income taxes	(360)	(467)
Equity in income of unconsolidated subsidiaries and affiliates	41	86
Net income	248	708
Net income (loss) attributable to noncontrolling interests	(5)	(2)
Net income attributable to CNH Industrial N.V.	$253	$710

Revenues

We recorded revenues of $25,912 million in 2015, a decrease of 20.4% (down 9.2% on a constant currency basis) compared to 2014. The decrease is primarily due to a reduction in net sales of Industrial Activities, which were $24,677 million in 2015, a decrease of 20.9% (down 9.6% on a constant currency basis) compared to the prior year.

Cost of Goods Sold

Cost of goods sold were $20,357 million in 2015 compared with $25,534 million in 2014, a decrease year over year due to lower sales volumes of Industrial Activities. As a percentage of net sales of Industrial Activities, cost of goods sold was 82.5% and 81.9% in the years ended December 31, 2015 and 2014, respectively.

Selling, General and Administrative Expenses

SG&A expenses amounted to $2,317 million in 2015 (8.9% of revenues), a 20.8% decrease compared with the $2,925 million recorded in 2014 (9.0% of revenues). The decrease was primarily due to cost containment actions across all segments and the impact of foreign exchange translation differences.

Research and Development Expenses

In 2015, R&D expenses were $856 million compared to $1,106 million in 2014. The expense in both years was primarily attributable to continued investment in new products. The lower spending in 2015 was attributable to cost control efforts on new product programs, such as reducing outsourced activities, fewer regulatory change requirements, and the impact of foreign exchange translation differences.

Restructuring Expenses

Restructuring expenses were $84 million in 2015 compared to $184 million in 2014. The expense in both periods was due to actions included in the Company’s Efficiency Program launched in 2014 for which in 2015 we expected a total cumulative charge of approximately $360 million between 2014 and 2016, as additional restructuring actions have been identified. The combined benefits of the Efficiency Program’s actions will result in estimated savings of approximately $200 million per year.

Interest Expense

Interest expense was $1,106 million in 2015 ($1,318 million in 2014) of which $479 million was attributable to Industrial Activities net of interest income and eliminations ($613 million in 2014). The decrease in 2015 was primarily due to reduced average indebtedness, lower cost of funding, and the impact of foreign exchange translation differences.

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

Income taxes totaled $360 million in 2015 ($467 million in 2014) for an effective tax rate of 63.5%. Excluding the impact of the pre-tax charge relating to the re-measurement of the net monetary assets of the Venezuelan operations, for which no corresponding tax benefit has been booked and the impact of the inability to record deferred tax assets on losses in certain jurisdictions, primarily Brazil, the effective tax rate for 2015 would have been 37%.

Equity in Income of Unconsolidated Subsidiaries and Affiliates

Equity in income of unconsolidated subsidiaries and affiliates was $41 million in 2015, compared to $86 million in 2014 mainly due to lower results of joint ventures in the APAC region, including the impact of net foreign currency transaction losses.

Industrial Activities and Business Segments

The following tables show revenues and operating profit broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	2015	2014	% Change	% Change excl. FX
	(in millions, except percentages)
Revenues:
Agricultural Equipment	$11,025	$15,204	(27.5)%	(19.6)%
Construction Equipment	2,542	3,346	(24.0)%	(18.3)%
Commercial Vehicles	9,542	10,888	(12.4)%	4.8%
Powertrain	3,560	4,464	(20.3)%	(5.2)%
Eliminations and other	(1,992)	(2,704)
Total Net sales of Industrial Activities	24,677	31,198	(20.9)%	(9.6)%
Financial Services	1,603	1,828	(12.3)%	(0.8)%
Eliminations and other	(368)	(471)
Total Revenues	$25,912	$32,555	(20.4)%	(9.2)%

	2015	2014	$ Change
	(in millions)
Operating Profit:
Agricultural Equipment	$952	$1,770	$(818)
Construction Equipment	90	79	11
Commercial Vehicles	283	29	254
Powertrain	186	223	(37)
Eliminations and other	(79)	(113)	34
Total Industrial Activities Operating profit	$1,432	$1,988	$(556)
Financial Services	515	554	(39)
Eliminations and other	(312)	(343)	31
Total Operating profit	$1,635	$2,199	$(564)

Net sales of Industrial Activities were $24,677 million in 2015, a 20.9% decrease as compared to the prior year (down 9.6% on a constant currency basis). Excluding the negative impact of currency translation, net sales increased for Commercial Vehicles, but decreased for Agricultural Equipment, Construction Equipment, and Powertrain.

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
Net sales for the Agricultural Equipment business were $11,025 million in 2015, a 27.5% decrease (down 19.6% on a constant currency basis) compared to 2014. The decrease was primarily driven by declining volumes in NAFTA and LATAM row crop sectors.

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

Operating Profit

Agricultural Equipment operating profit was $952 million in 2015 compared to $1,770 million in 2014 with an operating margin of 8.6% (11.6% in 2014). The decrease was primarily driven by reduced industry volumes in the NAFTA and LATAM row crop sectors and by foreign exchange translation impact, partially offset by net price realization, lower raw material cost and structural cost reductions.

Construction Equipment

Net Sales

The following table shows Construction Equipment net sales broken down by geographic region in 2015 compared to 2014:

Construction Equipment Sales – by geographic region:

($ million)	2015	2014	% Change
NAFTA	$1,395	$1,476	(5.5)%
EMEA	550	660	(16.7)%
LATAM	331	894	(63.0)%
APAC	266	316	(15.8)%
Total	$2,542	$3,346	(24.0)%

Net sales for Construction Equipment were $2,542 million in 2015, a 24.0% decrease (down 18.3% on a constant currency basis) compared to 2014 due to reduced industry demand primarily in LATAM and APAC.

In 2015, worldwide construction equipment industry sales for heavy and light products were down 18% and 4%, respectively, compared to 2014. Decreased industry volumes in LATAM and APAC were partially offset by moderate growth in NAFTA. Demand for heavy and light construction equipment was flat in EMEA. The sales product mix trended toward more lower-priced products when compared to the prior year.

Construction Equipment’s worldwide market share was flat overall year over year with a decrease in LATAM and NAFTA offset by an increase in market share in APAC and EMEA.

Operating Profit

Construction Equipment operating profit was $90 million, improving $11 million from the $79 million reported in 2014, with an operating margin of 3.5% (2.4% in 2014). The increase was primarily due to favorable net price realization and structural cost containment actions which more than offset the negative impact from lower volumes in LATAM and APAC.

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

During 2015 Commercial Vehicles delivered approximately140,200vehicles (including buses and specialty vehicles), representing a 9% increase from 2014. Volumes were higher in the light segment (+13%) as a result of the launch of the new Daily, and in the heavy segment (+9%), while volumes declined in the medium segment (-1%). Commercial Vehicles’ deliveries increased 18% in EMEA, but declined 21% in LATAM and 15% in APAC.

Commercial Vehicles’ 2015 ratio of units shipped and billed, or book-to-bill ratio, was 1.03, an increase of 5% over 2014. In 2015, truck order intake in Europe increased 29% compared to previous year.

The following tables show our unit deliveries by geographic area and by product in 2015 compared to 2014:

Commercial Vehicles Deliveries – by geographic area:

(units in thousands)	2015	2014	% Change
France	20.5	18.5	10.8%
Germany & Switzerland	18.8	17.8	5.6%
U.K.	9.2	6.3	46.0%
Italy	16.8	14.4	16.7%
Iberia (Spain & Portugal)	12.5	8.2	52.4%
Rest of EMEA	37.4	32.2	16.1%
EMEA	115.2	97.4	18.3%
LATAM	14.8	18.8	(21.3)%
APAC	10.2	12.0	(15.0)%
Total Sales	140.2	128.2	9.4%
Naveco*	77.0	97.5	(21.0)%
SAIC Iveco Hongyan*	8.7	25.0	(65.2)%
Total	225.9	250.7	(9.9)%
(*)	Joint ventures accounted for under the equity method

Commercial Vehicles Deliveries – by product:

(units in thousands)	2015	2014	% Change
Heavy	33.5	30.8	8.8%
Medium	15.3	15.4	(0.6)%
Light	78.1	69.5	12.4%
Buses	9.3	8.6	8.1%
Specialty vehicles**	4.0	3.9	2.6%
Total	140.2	128.2	9.4%
(**)	Defense and firefighting vehicles

Operating Profit

In 2015, Commercial Vehicles recorded an operating profit of $283 million compared to $29 million in 2014 with an operating margin of 3.0% (0.3% in 2014). The increase was due to higher volumes in EMEA, positive pricing, manufacturing efficiencies and SG&A expense reduction as a result of the Company’s Efficiency Program launched in 2014. In LATAM, positive pricing as well as manufacturing and SG&A cost containment actions offset a large portion of the lower volumes in Brazil.

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

During 2015, Powertrain sold 507,700 engines, a decrease of 13% compared to 2014. By major customer, 31% of engines were supplied to Commercial Vehicles, 10% to Agricultural Equipment, 4% to Construction Equipment, and the remaining 55% to external customers (units sold to third parties were up 2% compared to 2014). Additionally, Powertrain delivered approximately 67,800 transmissions and 182,000 axles, an increase of 6% and 16%, respectively, compared to 2014.

Operating Profit

For 2015, Powertrain recorded an operating profit of $186 million compared to $223 million in 2014 with an operating margin of 5.2% (5.0% in 2014). Net of the impact of currency translation, operating profit was in line with the previous year as the lower volumes were offset by manufacturing efficiencies and SG&A expense reductions.

Financial Services

Finance and Interest Income

Financial Services reported revenues of $1,603 million in 2015, down 12.3% (down 0.8% on a constant currency basis) relative to 2014 due to the negative impact of currency translation.

Net Income

For 2015, net income was $368 million compared to $364 million in 2014. Lower provisions for credit losses, less SG&A expenses and reduced income taxes were partially offset by the negative impact of currency translation.

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

Reconciliation of Operating Profit to Net Income

The following table includes the reconciliation of our net income, the most comparable U.S. GAAP financial measure, to our operating profit, a non-GAAP financial measure:

	2015	2014	Change
	(in millions)
Operating Profit:
Industrial Activities	$1,432	$1,988	$(556)
Financial Services	515	554	(39)
Eliminations and other	(312)	(343)	31
Total Operating profit	1,635	2,199	(564)
Restructuring expenses	(84)	(184)	100
Interest expenses of Industrial Activities, net of interest income and eliminations	(479)	(613)	134
Other, net	(505)	(313)	(192)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	567	1,089	(522)
Income taxes	(360)	(467)	107
Equity in income of unconsolidated subsidiaries and affiliates	41	86	(45)
Net income	$248	708	(460)

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

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects our estimate of losses inherent in the wholesale and retail credit portfolios. This allowance is based on our estimate of the losses to be incurred, which derives from past experience with similar receivables, current and historical past due amounts, dealer termination rates, write-offs and collections, the careful monitoring of portfolio credit quality and current and projected economic and market conditions. Should the present economic and financial situation persist or worsen, there could be a further deterioration in the financial situation of our debtors compared to that taken into consideration in calculating the allowances recognized in the financial statements.

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

Goodwill and indefinite-lived other intangible assets are tested for impairment at least annually. In 2016 and 2015, we performed our annual impairment review as of December 31 and concluded that there was no impairment in either year. We evaluate events and changes in circumstances to determine if additional testing may be required.

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

The vast majority of goodwill, representing approximately 97% of the total, as of December 31, 2016 related to Agricultural Equipment (67%), Construction Equipment (24%) and Financial Services (6%) and as such, the impairment testing of these reporting units is discussed in detail below.

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

As of December 31, 2016, the estimated fair values of the Agricultural Equipment and Financial Services reporting units exceeded the carrying values by approximately 70% and 29%, respectively. The Construction Equipment reporting unit had an excess of fair value over carrying value of approximately 24%. Although the excess of fair value over carrying value is over 20%, the Construction Equipment reporting unit is considered to be at higher risk of potential failure of step one of the impairment test in future reporting periods, due primarily to declines in market demand for construction equipment. Holding all other assumptions constant, a 3.9 p.p. increase in the discount rate could result in an impairment loss in future reporting periods.

The sum of the fair values of our reporting units was in excess of our market capitalization at December 31, 2016. We believe that the difference between the fair value and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken into consideration.

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

Realization of the residual values is dependent on our future ability to market the assets under then-prevailing market conditions. We continually evaluate whether events and circumstances have occurred which impact the estimated residual values of the assets on operating leases. The used vehicle market was carefully monitored throughout 2016 to ensure that write-downs were properly determined; however, additional write-downs may be required if market conditions should deteriorate further.

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

Pension and Other Postemployment Benefits

As more fully described in “Note 11: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2016, we sponsor pension, healthcare and other postemployment plans in various countries. We actuarially determine the costs and obligations relating to such plans using several statistical and judgmental factors. These assumptions include discount rates, rates for expected returns on plan assets, rates for compensation increases, mortality rates, retirement rates, and healthcare cost trend rates, as determined by us within certain guidelines. To the extent actual experiences differ from our assumptions or our assumptions change, we may experience gains and losses that we have not yet recognized in our consolidated statements of operations but would be recognized in equity. For our pension and postemployment benefit plans, we recognize net gain or loss as a component of defined benefit plan cost for the year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of (1) the projected benefit obligation or (2) the fair or market value of the plan assets at year end. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of active employees, and by the average life expectancy for inactive employees expected to receive benefits under the plan.

In October 2014, the Society of Actuaries (“SOA”) in the United States issued an updated mortality table (“RP-2014”) and mortality improvement scale (“MP-2014”). Accordingly, CNH Industrial reviewed the historical mortality experience and demographic characteristics of our U.S. Pension and Healthcare plan participants and have decided to adopt variants of the Blue Collar tables of RP-2014 as the base mortality tables. The Retirement Plans Experience Committee (“RPEC”) publishes annual updates to the RP-2014 model and corresponding mortality improvement scales. The latest update resulted in the 2016 version of the mortality improvement scale (“MP-2016”). In 2016, CNH Industrial adopted the MP-2016 mortality improvement scale, which reflects significant improvement over the previous mortality improvement scales. Management believes the new mortality assumptions most appropriately represent the experience and characteristics of our U.S. plans. The adoption of the new mortality assumptions resulted in a total decrease of $32 million to the Company’s benefit obligations at December 31, 2016, of which, $15 million was related to pension plans and $17 million to healthcare plans.

Beginning in 2016, the Company changed the method used to estimate the service and interest cost components of the net periodic pension and other postretirement benefit costs in order to provide a more precise measure of interest and service costs by improving the correlation between the projected benefit cash flows and the discrete spot yield curve rates. The new method uses the spot yield curve approach to estimate the service and interest costs by applying the specific spot rates along the yield curve used to determine the benefit obligations to relevant projected cash outflows. Historically, the service and interest costs were determined using a single weighted-average discount rate based on hypothetical AA yield curves used to measure the benefit obligation at the beginning of the period. The change has been accounted for as a change in estimate prospectively.

The following table shows the effects of a one percentage-point change in our primary actuarial assumptions on pension, healthcare and other postemployment benefit obligations and expense:

	2017 Benefit Cost		Year End Benefit Obligation
	One Percentage-Point Increase	One Percentage-Point Decrease	One Percentage-Point Increase	One Percentage-Point Decrease
	(in millions)
Pension benefits
Assumed discount rate	(22)	27	(371)	465
Expected long-term rate of return on plan assets	(23)	23	n/a	n/a
Healthcare benefits:
Assumed discount rate	(1)	14	(110)	131
Assumed health care cost trend rate (initial and ultimate)	25	(10)	128	(103)
Other benefits:
Assumed discount rate	1	(1)	(31)	47

Realization of Deferred Tax Assets

At December 31, 2016, we had net deferred tax assets on temporary differences and theoretical tax benefits arising from tax loss carry forwards of $2,343 million, of which $1,490 million is not recognized in the financial statements. The corresponding totals at December 31, 2015 were $2,277 million and $1,361 million, respectively. We have recorded deferred tax assets at the amount that we believe is more likely than not to be recovered. The need to record a valuation allowance is based on an assessment of the relative impact of positive and negative evidence available, whereby objectively verifiable evidence takes precedence over other forms of evidence. A recent period (three-years) of cumulative losses incurred is considered a significant piece of negative evidence that is difficult to be overcome by positive evidence based on management’s forward-looking plans.

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

B. Liquidity and Capital Resources

The following discussion of liquidity and capital resources principally focuses on our consolidated statements of cash flows and our consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the end of 2017. See “Item 3. Key Information—D. Risk Factors” for additional information concerning risks related to our business, strategy and operations.

Cash Flow Analysis

At December 31, 2016, we had cash and cash equivalents of $5,017 million, a decrease of $367 million or 6.8% from $5,384 million at December 31, 2015. Cash and cash equivalents at December 31, 2016 did not include restricted cash of $837 million ($927 million at December 31, 2015), which is comprised of cash that was reserved principally for the servicing of securitization-related debt. The aggregate of cash and cash equivalents and restricted cash, which we consider to constitute our principal liquid assets

(or “liquidity”), totaled $5,854 million at December 31, 2016, a decrease of $457 million, or 7.2%, from the total at the end of 2015 of $6,311 million.

The decrease of liquidity compared to December 31, 2015 was mainly attributable to a reduction in third party debt of $1,213 million, the €495 million payment ($543 million at payment date) of the European Commission settlement, $207 million in dividends paid to shareholders, and the negative foreign exchange translation impacts. These decreases were partially offset by the net industrial cash flow generation and a reduction in the lending portfolio of Financial Services. At December 31, 2016, available liquidity was $8,744, inclusive of $2,890 million in undrawn committed facilities ($2,995 million at December 31, 2015), compared to $9,306 million at December 31, 2015.

The following table summarizes the changes to cash flows from operating, investing and financing activities for each of the years ended December 31, 2016, 2015 and 2014.

	2016	2015	2014
	(in millions)
Cash provided by (used in):
Operating activities	$2,108	$2,786	$681
Investing activities	(921)	(948)	(1,970)
Financing activities	(1,538)	(919)	1,376
Translation exchange differences	(16)	(698)	(491)
Net increase (decrease) in cash and cash equivalents	$(367)	$221	$(404)

Net Cash from Operating Activities

Cash provided by operating activities in 2016 totaled $2,108 million and comprised the following elements:

•	$(249) million in net loss for 2016;
•	plus $1,261 million in non-cash charges for depreciation and amortization ($716 million excluding assets sold with buy-back commitments and equipment on operating leases);
•	plus $199 million in losses on the disposal of assets and other non-cash items;
•	plus $60 million in cost of repurchase of Case New Holland Industrial Inc. 7.875% Notes due 2017;
•	plus $5 million in dividends (netted against equity income) received from equity investees;
•	plus changes in deferred income taxes of $65 million and in other liabilities of $46 million; and
•	plus $721 million in change in working capital and other operating assets and liabilities.

In 2015, $1,834 million of the $2,786 million in cash generated by operating activities during the year was from income-related cash inflows (calculated as net income plus amortization and depreciation, dividends, equity income, changes in other liabilities and deferred taxes, net of gains/losses on disposals and other non-cash items), in addition to a $952 million increase in cash resulting from a decrease in working capital.

In 2014, $2,195 million of the $681 million in cash generated by operating activities during the year was from income-related cash inflows (calculated as net income plus amortization and depreciation, dividends, equity income, changes in other liabilities and deferred taxes, net of gains/losses on disposals and other non-cash items), offset by a $1,514 million decrease in cash resulting from an increase in working capital.

Net Cash from Investing Activities

In 2016, cash used in investing activities was $921 million. The negative flows were primarily generated by:

•

investments in tangible and intangible assets that used $2,134 million in cash. Excluding investments for our long-term rental operations and relating to vehicles sold under buy-back commitments, investments amounted to $503 million in 2016;

•	less $618 million of net collections of retail receivables; and
•	less $672 million of proceeds from the sale of assets, mainly related to assets sold with buy-back commitments and equipment on operating leases.

In 2015, cash used in investing activities totaled $948 million. Expenditures on tangible and intangible assets totaled $2,507 million. Excluding investments for our long-term rental operations and relating to vehicles sold under buy-back commitments, investments amounted to $656 million in 2015. Net collections of receivables from retail financing activities amounted to $648 million, and the proceeds from the sale of assets amounted to $737 million ($11 million excluding those related to our long-term rental operations and relating to vehicles sold under buy-back commitments).

In 2014, cash used in investing activities totaled $1,970 million. Expenditures on tangible and intangible assets totaled $2,836 million. Excluding investments for our long-term rental operations and relating to vehicles sold under buy-back commitments, investments amounted to $1,022 million in 2014. Net collections of receivables from retail financing activities amounted to $39 million, and the proceeds from the sale of assets amounted to $602 million ($25 million excluding those related to our long-term rental operations and relating to vehicles sold under buy-back commitments).

The following table summarizes our investments in tangible assets (excluding assets sold with buy-back commitments and assets leased on operating lease) by segment and intangible assets for each of the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
	(in millions)
Agricultural Equipment	$150	$255	$361
Construction Equipment	26	38	45
Commercial Vehicles	150	165	358
Powertrain	92	106	128
Total Industrial Activities investments in tangible assets	418	564	892
Industrial Activities investments in intangible assets	83	89	113
Total Industrial Activities capital expenditures	501	653	1,005
Financial Services investments in tangible assets	—	—	1
Financial Services investments in intangible assets	2	3	16
Total Capital expenditures	$503	$656	$1,022

We incurred these capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and increase capacity, and for maintenance and engineering. The decrease in capital expenditures in 2016 from 2015 is primarily related to the investment cycles of our products and reductions in discretionary spending.

Net Cash from Financing Activities

In 2016, cash used in financing activities totaled $1,538 million, mainly attributable to a reduction in third party debt, of which $550 million primarily due to lower bank debt of Industrial Activities, including $60 million related to the repurchase of portions of Case New Holland Industrial Inc. 7.875% Notes due 2017, and $723 million mainly due to lower secured debt of Financial Services partially offset by its new bond issuances.

In 2015, cash used in financing activities totaled $919 million. Dividend payments of $297 million and decreased debt funding from Industrial Activities due to lower working capital needs was partially offset by an increase in debt funding from Financial Services.

In 2014, cash provided by financing activities totaled $1,376 million. Increased debt funding from Industrial Activities, as a result of an increase in working capital, and Financial Services, as a result of an increase in our long-term rental assets, was partially offset by dividend payments of $382 million.

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

In the continuing environment of uncertainty in the financial markets, our policy is to keep a high degree of flexibility with our funding and investment options in order to maintain our desired level of liquidity. In managing our liquidity requirements, we are pursuing a financing strategy that includes open access to a variety of financing sources, including capital markets, bank facilities and asset-backed securitizations (“ABS”).

A summary of our strategy is set forth below:

•

To fund Industrial Activities’ short-term financing requirements and to ensure near-term liquidity, Industrial Activities will continue to sell certain of its receivables to Financial Services and rely on internal cash flows including managing working capital. We will also supplement our short-term financing by drawing on existing or new facilities with banks.

•

To the extent funding needs of Industrial Activities are determined to be of a longer-term nature, we may access public debt markets as well as private investors and banks, as appropriate, to refinance borrowings and replenish our liquidity.

•

Financial Services’ funding strategy is to maintain a sufficient level of liquidity and flexible access to a wide variety of financial instruments. We expect securitizations and sale of receivables (factoring) to continue to represent a substantial portion of our capital structure, while intersegment borrowings remain a marginal source of funding to bridge the timing of the securitizations and sale of receivables transactions. However, we will continue to diversify our funding sources and expand our investor base within Financial Services to create a stand-alone funding profile and support the achievement of investment grade credit ratings. We will continue to look at the public ABS market as an important source of funding in North America and Australia. In addition to our current funding and liquidity sources, which include a combination of term receivables, securitizations, committed asset-backed facilities, and unsecured and secured borrowings, we expect changes to our funding profile as costs and terms of accessing the unsecured term market are favorable. In addition to offering unsecured notes and accessing unsecured committed bank facilities, Financial Services will continue to evaluate financing alternatives to further diversify its funding base.

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

Consolidated Debt

As of December 31, 2016, and 2015, our consolidated debt was as detailed in the table below:

	Consolidated		Industrial Activities		Financial Services
	2016	2015	2016	2015	2016	2015
	(in millions)
Total Debt	$25,276	$26,301	$7,691	$8,260	$20,061	$21,176

At December 31, 2016, Group’s available committed unsecured facilities expiring after twelve months amounted to $2.9 billion ($3.0 billion at December 31, 2015).

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

We provide a separate analysis of Net Debt for Industrial Activities and Financial Services, to reflect the different cash flow management practices in the two businesses.  The separation between Industrial Activities and Financial Services represents a sub-consolidation based on the core business activities (industrial or financial services) of each CNH Industrial legal entity.  The sub-consolidation for Industrial Activities also includes legal entities that perform centralized treasury activities, such as raising funding in the market and financing CNH Industrial legal entities, but do not, however, provide financing to third parties.

The calculation of Net Debt as of December 31, 2016 and 2015 and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, are shown below:

	Consolidated		Industrial Activities		Financial Services
	2016	2015	2016	2015	2016	2015
	(in millions)
Third party debt *	$25,276	$26,301	$6,694	$7,214	$18,582	$19,087
Intersegment notes payable **	—	—	997	1,046	1,479	2,089
Total Debt ***	$25,276	$26,301	$7,691	$8,260	$20,061	$21,176
Less:
Cash and cash equivalents	5,017	5,384	4,649	4,551	368	833
Restricted cash	837	927	—	15	837	912
Intersegment notes receivables **	—	—	1,479	2,089	997	1,046
Derivatives hedging debt	2	27	2	27	—	—
Net Debt (Cash)	$19,420	$19,963	$1,561	$1,578	$17,859	$18,385
(*)	Includes adjustments related to fair value hedges.
(**)	The net intersegment payable balance owed by Financial Services to Industrial Activities was $482 million and $1,043 million as of December 31, 2016 and 2015, respectively.
(***)

Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $997 million and $1,046 million at December 31, 2016 and 2015, respectively.  Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,479 million and $2,089 million at December 31, 2016 and 2015, respectively.

The decrease in the Net Debt position from December 31, 2015 to December 31, 2016 was primarily due to a decrease in net debt of Financial Services. Net Debt of Industrial Activities was $1.6 billion at December 31, 2016, in line with December 31, 2015, as net industrial cash flow generated during the year offset the impact of the $0.5 billion European Commission settlement payment, the $0.2 billion in dividends paid, and the negative foreign exchange translation impacts. The decrease in Net Debt of Financial Services reflects a reduction in the lending portfolio, mainly due to lower levels of financing for Agricultural Equipment.

The following table shows the change in Net Debt of Industrial Activities for 2016:

($ million)	2016
Net Debt of Industrial Activities at beginning of year	$(1,578)
Net loss	(249)
Add back European Commission settlement	551
Add back cost of repurchase of 2017 notes	60
Amortization and depreciation*	710
Changes in provisions and similar, and items related to assets sold under buy-back commitments, and assets under operating lease	194
Change in working capital	330
Investments in property, plant and equipment, and intangible assets*	(501)
Other changes	(50)
Net industrial cash flow	1,045
Dividends and capital increases, net **	(221)
Currency translation differences and other ***	(807)
Change in Net Debt of Industrial Activities	17
Net Debt of Industrial Activities at end of year	$(1,561)
(*)	Excludes assets sold under buy-back commitments and assets under operating lease.
(**)	Includes share buy-back transactions.
(***)	Includes charge of $60 million related to the repurchase of portions of the Case New Holland Industrial Inc. 7.875% Notes due 2017 as well as the payment of the European Commission settlement.

Industrial Activities

Capital Market

At December 31, 2016, we had an aggregate amount of $8,613 million in bonds outstanding, of which $4,944 million was issued by our Industrial Activities. For information on the terms and conditions of the bonds, including applicable financial covenants, see “Note 9: Debt” to our consolidated financial statements for the year ended December 31, 2016.

The capital market debt of Industrial Activities mainly related to notes issued under the Global Medium Term Note Program, the Case New Holland Industrial Inc. 7.875% Notes due 2017 and $600 million of senior unsecured debt securities issued by CNH Industrial N.V. in August 2016, as described below. In order to manage its liabilities, in August 2016 and in December 2016, Case New Holland Industrial Inc. a wholly owned subsidiary of the Company, repurchased $450 million and $414 million, respectively, in aggregate principal amount of its 7.875% Notes due 2017, following cash tender offers, and incurred a total charge of $60 million.

Global Medium Term Note (GMTN) Program. We have a global medium-term note program allowing for the placement of debt securities that was established in February 2011 and has a total authorized amount of €10 billion ($11 billion). At December 31, 2016, €3.6 billion ($3.7 billion) was outstanding under the program, all such debt having been issued by CNH Industrial Finance Europe S.A. and guaranteed by CNH Industrial N.V. The outstanding amount under the Program included €500 million of notes issued in May 2016 at a fixed rate of 2.875% due in May 2023 at an issue price of 99.221 percent of their principal amount, and €50 million of notes issued in April 2016 as a private placement at a fixed rate of 3.875% due in April 2028 at an issue price of 98.827 percent of their principal amount.

CNH Industrial N.V. Senior Notes. In August 2016, CNH Industrial N.V. issued $600 million of notes at an interest rate of 4.50%, due August 2023 at an issue price of 100 percent of their principal amount (the “CNH Industrial N.V. Senior Notes”).

The notes issued under the GMTN as well as the CNH Industrial N.V. Senior Notes impose covenants and other obligations on CNH Industrial N.V. as issuer and, in certain cases, as guarantor and CNH Industrial Finance Europe S.A. as issuer, including: (i) a negative pledge provision which requires that, if any security interest over assets of the issuer or the guarantor is granted in connection with debt that is, or is capable of being, listed or any guarantee is granted in connection with such debt, such security or guarantee must be equally and ratably extended to the outstanding notes; (ii) a status (or pari passu) covenant, under which the notes rank and will rank pari passu with all other present and future outstanding unsubordinated and unsecured obligations of the issuer and/or the guarantor (subject to mandatorily preferred obligations under applicable laws); (iii) an events of default provision setting out certain customary events (such as cross defaults, insolvency related events, etc.)   the occurrence of which entitles the holders of the outstanding notes to accelerate the repayment of the notes; (iv) change of control provisions which, when combined with a rating downgrade of CNH Industrial N.V., grant the note holders the right to require, immediate repayment of the notes; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these obligations may require the early repayment of the notes. At December 31, 2016, CNH Industrial was in compliance with the covenants of the notes issued under the GMTN and the CNH Industrial N.V. Senior Notes.

Bank Debt

At December 31, 2016, Industrial Activities available committed unsecured facilities expiring after twelve months amounted to $2.5 billion ($2.7 billion at December 31, 2015).

Euro 1.75 billion Revolving Credit Facility. On June 20, 2016, we signed the renewal of a €1.75 billion ($1.8 billion at year-end 2016 exchange rate) five-year revolving credit facility. The facility expires in June 2021 and includes:

•

financial covenants (Net debt/EBITDA and EBITDA/Net interest ratios relating to Industrial Activities) and other customary covenants (including a negative pledge, a status (or pari passu) covenant and restrictions on the incurrence of indebtedness by certain subsidiaries);

•

customary events of default (some of which are subject to minimum thresholds and customary mitigants), including cross-default provisions, failure to pay amounts due or to comply with certain provisions under the loan agreement and the occurrence of certain bankruptcy-related events; and

•	mandatory prepayment obligations upon a change in control of CNH Industrial or the borrower.

CNH Industrial N.V. has guaranteed any borrowings under the revolving credit facility with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.). At December 31, 2016, CNH Industrial was in compliance with the covenants of the €1.75 billion Revolving Credit Facility.

Financial Services

Total Debt of Financial Services was $20.1 billion at December 31, 2016 compared to $21.2 billion at December 31, 2015.

Bank Debt

At December 31, 2016, Financial Services available committed unsecured facilities expiring after twelve months amounted to $0.4 billion ($0.3 billion at December 31, 2015).

Asset-Backed Financing

At December 31, 2016, Financials Services’ committed asset-backed facilities expiring after twelve months amounted to $3.2 billion ($3.1 billion at December 31, 2015), of which, $2.5 billion was utilized at December 31, 2016 ($2.6 billion at December 31, 2015).

With reference to our Financial Services’ sources of funding, we sell certain of our finance receivables to third parties in order to improve liquidity, to take advantage of market opportunities and, in certain circumstances, to reduce credit and concentration risk in accordance with our risk management objectives.

The sale of financial receivables is executed primarily through ABS and involves mainly accounts receivable from final (retail) customers and from the network of dealers (wholesale) to our Financial Services companies.

At December 31, 2016, our receivables from financing activities included receivables sold and financed through both ABS and factoring transactions of $13.6 billion ($13.9 billion at December 31, 2015), which do not meet derecognition requirements, and therefore must be recorded on our statement of financial position. These receivables are recognized as such in our financial statements even though they have been legally sold; a corresponding financial liability is recorded in the consolidated balance sheets as debt (see “Note 3: Receivables”).

Capital Market

In March 2016, CNH Industrial Capital LLC issued $500 million of notes at an interest rate of 4.875%, due in April 2021 at an issue price of 99.447 percent of their principal amount, and in October 2016, CNH Industrial Capital LLC issued $400 million of notes at an interest rate of 3.875% due in October 2021 at an issue price of 99.441 percent of their principal amount.

Support Agreement in the interest of CNH Industrial Capital LLC

CNH Industrial Capital LLC benefits from a support agreement issued by CNH Industrial N.V., pursuant to which CNH Industrial N.V. agrees to, among other things, (a) make cash capital contributions to CNH Industrial Capital LLC, to the extent necessary to cause its ratio of net earnings available for fixed charges to fixed charges to be not less than 1.05 for each fiscal quarter (with such ratio determined, on a consolidated basis and in accordance with U.S. GAAP, for such fiscal quarter and the immediately preceding three fiscal quarters taken as a whole), (b) generally maintain an ownership of at least 51% of the voting equity interests in CNH Industrial Capital LLC and (c) cause CNH Industrial Capital LLC to have, as of the end of any fiscal quarter, a consolidated tangible net worth of at least $50 million. The support agreement is not intended to be, and is not, a guarantee by CNH Industrial N.V. of the indebtedness or other obligations of CNH Industrial Capital LLC. The obligations of CNH Industrial N.V. to CNH Industrial Capital LLC pursuant to this support agreement are to the company only and do not run to, and are not enforceable directly by, any creditor of CNH Industrial Capital LLC, including holders of the CNH Industrial Capital LLC’s notes or the trustee under the indenture governing the notes. The support agreement may be modified, amended or terminated, at CNH Industrial N.V.’s election, upon thirty days’ prior written notice to CNH Industrial Capital LLC and the rating agencies of CNH Industrial Capital LLC, if (a) the modification, amendment or termination would not result in a downgrade of CNH Industrial Capital LLC rated indebtedness; (b) the modification, amendment or notice of termination provides that the support agreement will continue in effect with respect to the company’s rated indebtedness then outstanding; or (c) CNH Industrial Capital LLC has no long-term rated indebtedness outstanding.

For more information on our outstanding indebtedness, see “Note 9: Debt” to our consolidated financial statements for the year ended December 31, 2016.

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

We believe that funds available under our current liquidity facilities, those realized under existing and planned asset-backed securitization programs and issuances of debt securities and those expected from ordinary course refinancing of existing credit facilities, together with cash provided by operating activities, will allow us to satisfy our debt service requirements for the coming year. At December 31, 2016, we had available committed unsecured facilities expiring after twelve months of $2.9 billion.

Financial Services securitized debt is repaid with the cash generated by the underlying amortizing receivables. Accordingly, additional liquidity is not normally necessary for the repayment of such debt. Financial Services has traditionally relied upon the term ABS market and committed asset-backed facilities as a primary source of funding and liquidity.

If Financial Services were unable to obtain ABS funding at competitive rates, CNH Industrial’s ability to conduct its financial services activities would be limited.

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

At December 31, 2016 and 2015, the difference between the present value of the pension plan obligations and the fair value of the related plan assets was a deficit of $860 million and $801 million, respectively. In 2016, we contributed $35 million to the plan assets and made direct benefit payments of $28 million for our pension plans. Our expected total contribution to pension plan assets and direct benefit payments is estimated to be $63 million for 2017.

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

At December 31, 2016 and 2015, the difference between the present value of the healthcare plan obligations and the fair value of the related plan assets was a deficit of $994 million and $1,052 million, respectively. During 2016, benefits paid directly by us for healthcare plans amounted to $59 million and we expect to make direct benefit payments of $69 million in 2017.

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

At December 31, 2016 and 2015, the present value of the obligation for other postemployment benefits amounted to $418 million and $423 million, respectively.

In 2016, we made direct benefit payments of $31 million for other postemployment benefits and expect to make direct benefit payments of $32 million in 2017.

For further information on pension and other postemployment benefits, see “Note 11: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2016.

Joint Liability for Certain Obligations of FCA

CNH Industrial is successor to Fiat Industrial, a company formed as a result of the demerger of Fiat (which, effective October 12, 2014, was merged into FCA in favor of Fiat Industrial. As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At December 31, 2016, the outstanding Liabilities amounted to approximately $1.3 billion (of which $1.1 billion consisted of bonds due June 2017 and guaranteed by FCA). CNH Industrial evaluated as extremely remote the risk of FCA’s insolvency and therefore no specific provision has been accrued in respect of the above mentioned potential joint liability.

C. Research and Development, Patents and Licenses, etc.

Our research, development and engineering personnel design, engineer, manufacture and test new products, components, and systems. We incurred $860 million, $856 million, and $1,106 million of R&D costs in the years ended December 31, 2016, 2015, and 2014, respectively.

In a continuously and rapidly changing competitive environment, our research and development activities are a vital component in our strategic development. Our research and development activities are designed to accelerate time-to-market while taking advantage of specialization and experience in different markets.

R&D activities involved approximately 6,000 employees at 49 sites around the world during 2016.

We own a significant number of patents, trade secrets, licenses and trademarks related to our products and services, and that number is expected to grow as our R&D activities continue. At December 31, 2016, we had 8,463 active granted patents, including 1,134 new patents registered during the year (in addition to 3,743 pending applications). We file patent applications in Europe, the United States and in other jurisdictions around the world to protect technology and improvements considered important to the business. Certain trademarks contribute to our identity and the recognition of our products and services and are an integral part of our business, and their loss could have a material adverse effect on us.

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

E. Off-Balance Sheet Arrangements

We use certain off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including financial guarantees. Our arrangements are described in more detail below. For additional information, see “Note 13: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2016.

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

CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees in the interest of non-consolidated affiliates totaling $291 million as of December 31, 2016.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2016:

	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(in millions)
Contractual Obligations(1)
Debt obligations(2)
Bonds	$8,613	$1,079	$4,019	$2,238	$1,277
Borrowings from banks	4,264	1,606	2,049	460	149
Asset-backed financing	11,784	7,254	3,395	1,086	49
Other debt	561	334	130	68	29
Capital lease obligations	54	6	11	10	27
Operating lease obligations	236	72	90	53	21
Purchase obligations	1,780	702	837	213	28
Total	$27,292	$11,053	$10,531	$4,128	$1,580

(1)

The total amount of our tax contingencies was $153 million at December 31, 2016. Payment of these liabilities would result from settlements with tax authorities. Due to the high degree of uncertainty relating to the timing of future cash outflows associated with these liabilities, we are unable to reasonably estimate the timing of any settlement with tax authorities.

(2)

Amounts presented exclude the related interest expense that will be paid when due. The table above does not include obligations for pensions, post-retirement benefits and health care plans. Our best estimate of expected contributions including direct benefit payment to be made by us in 2017 to pension plans, healthcare plans and other postemployment plans is $63 million, $69 million and $32 million, respectively. Potential outflows in the years after 2017 are subject to a number of uncertainties, including future asset performance and changes in assumptions, and therefore we are unable to make sufficiently reliable estimates of future contributions beyond 2017.

Debt Obligations

For information on our debt obligations, see “Capital Resources” above and “Note 9: Debt” to our consolidated financial statements for the year ended December 31, 2016. The debt obligations reflected in the table above can be reconciled to the amount in the December 31, 2016 consolidated balance sheet as follows:

(in millions)	Amount
Debt reflected in the December 31, 2016 consolidated balance sheet	$25,276
Less:
Capital lease obligations	(54)
Total Debt obligations	$25,222

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

Purchase Obligations

Our purchase obligations at December 31, 2016, included the following:

•

the repurchase price guaranteed to certain customers on sales with a buy-back commitment which is included in the line item “Other liabilities” in our consolidated balance sheets in an aggregate amount of $1,661 million; and

•	commitments to purchase tangible fixed assets, largely in connection with planned capital expenditures, in an aggregate amount of approximately $119 million.

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

Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the recently settled EU antitrust investigation announced July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other postemployment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, possible effects of Brexit, political evolutions in Turkey, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing.

Forward-looking statements speak only as of the date on which such statements are made.

Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Actual results could differ materially from those anticipated in such forward-looking statements. Our outlook is based upon assumptions, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. We undertake no obligation to update or revise publicly our forward-looking statements.

Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Item 3. Key Information—D. Risk Factors” of this annual report.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The Board of Directors consists of eleven directors, who were elected on April 15, 2016 at the Annual General Meeting of Shareholders (“AGM”). Eight of the directors were independent, as provided in the listing standards and rules of the NYSE, as of December 31, 2016. The term of office of the current Board of Directors is expected to expire on April 14, 2017 (the scheduled date of the next AGM) at which time our shareholders will elect a new Board of Directors for a term of approximately one year.

As of March 1, 2017, our directors and certain senior managers are as set forth below:

Name	Position with CNH Industrial
Jacqueline Tammenoms Bakker	Director, Member of the Governance and Sustainability Committee
Mina Gerowin	Director, Member of the Governance and Sustainability Committee
Suzanne Heywood	Director, Chairperson of the Governance and Sustainability Committee, Member of the Compensation Committee
Léo W. Houle	Senior Non-Executive Director, Chairperson of the Compensation Committee, Member of the Governance and Sustainability Committee
Peter Kalantzis	Director, Member of the Audit Committee, Member of the Compensation Committee
John Lanaway	Director, Member of the Audit Committee
Sergio Marchionne	Director, Chairman
Silke Christina Scheiber	Director, Member of the Audit Committee
Guido Tabellini	Director, Member of the Compensation Committee
Jacques Theurillat	Director, Chairperson of the Audit Committee
Richard Tobin	Director, Chief Executive Officer
Luc Billiet	President, Parts & Service
Sergio Carpentiere	Chief Purchasing Officer
Massimiliano Chiara	Chief Financial Officer, Chief Sustainability Officer
Brad Crews	Chief Operating Officer-NAFTA, President, Agricultural Equipment Products Segment
Vilmar Fistarol	Chief Operating Officer-LATAM
Carl Gustaf Göransson	Brand President, Case Construction Equipment and New Holland Construction Equipment, President, Construction Equipment Products Segment
Oddone Incisa	President, Financial Services
Andreas Klauser	Brand President, Case IH Agricultural Equipment
Linda I. Knoll	Chief Human Resources Officer
Pierre Lahutte	Brand President, Iveco
Carlo Lambro	Brand President, New Holland Agricultural Equipment
Alessandro Nasi	President, Specialty Vehicles, Group Executive Council Executive Coordinator
Derek Neilson	Chief Operating Officer-EMEA, President, Commercial Vehicles Products Segment
Stefano Pampalone	Chief Operating Officer-APAC
Adrian Pipe	Chief Quality Officer
Annalisa Stupenengo	Brand President, FPT Industrial, President, Powertrain Products Segment
Tom Verbaeten	Chief Manufacturing Officer
•	Jacqueline Tammenoms Bakker, Director (Non-Executive Director—independent), Member of the Governance and Sustainability Committee

Jacqueline A. Tammenoms Bakker was a Director of Fiat Industrial S.p.A. from April 5, 2012 until the merger of the company into CNH Industrial. Jacqueline A. Tammenoms Bakker studied at Oxford University (BA) and the Johns Hopkins School for Advanced International Studies in Washington D.C. (MA). She joined Shell International in 1977 holding a number of positions in The Netherlands, the U.K. and Turkey. In 1989 she joined McKinsey where she worked as a consultant in the U.K. and the Netherlands until 1995 when she was appointed Vice-President Food Europe at Quest International (Unilever) in The Netherlands. In 1999 she moved to the public sector in The Netherlands, firstly as Director of GigaPort (a public-private initiative to roll out broadband networks), and then as Director General of Freight Transport (2001-2004) and Director-General of Civil Aviation and Freight Transport (2004-2007) at the Dutch Ministry of Transport. In 2006 she was awarded the Légion d’Honneur for her contribution to cooperation between The Netherlands and France, and in 2006/2007 she chaired the High Level Group on the regulatory framework for civil aviation reporting to the EU Commissioner for Transport. Since 2008 Ms. Tammenoms Bakker has been an independent Board member; she is currently a Board member of TomTom (NL), Unibail Rodamco (FR), Groupe Wendel (FR) and Chairman of the Van Leer Group Foundation (NL). Previously she was a Board member of Vivendi (FR) (2010-2014) and Tesco PLC (U.K.) (2009-2015). Born in 1953, Dutch citizenship. Date of first appointment: September 29, 2013.

•	Mina Gerowin, Director (Non-Executive Director–independent), Member of the Governance and Sustainability Committee

Ms. Gerowin has an A.B. from Smith College in Political Economy, a J.D. from the University of Virginia School of Law and an M.B.A. from Harvard Business School where she was a Baker Scholar. She practiced law in Switzerland and New York then worked as Investment Banker in International Mergers and Acquisitions at Lazard Frères in New York and Paris. Ms. Gerowin formed her own consulting and investing company, completing five LBO transactions and participated in their direction as an officer and director. After their sale she consulted internationally. Ms. Gerowin was a Managing Director of Paulson Europe LLP in London working on event, credit, distressed, recovery and merger arbitrage. She joined Paulson & Co. in 2004 helping establish the hedge fund's Event fund. Mina Gerowin is a Director of Lafarge S.A. and a member of the Advisory Board of the Royal United Services Institute. She is a former Director of EXOR S.p.A. and a former member of the Global Advisory Committee of Samsung Asset Management. Born in 1951, American citizenship. Date of first appointment: September 29, 2013.

•	Suzanne Heywood, Director (Non-Executive Director), Chairperson of the Governance and Sustainability Committee, Member of the Compensation Committee

Suzanne Heywood became a Managing Director of EXOR in 2016. Prior to that she worked at McKinsey & Company which she joined as an associate in 1997 and left as a Senior Partner (Director) in 2016. Lady Heywood led McKinsey’s global service line on organization design for several years and also worked extensively on strategic issues with clients across different sectors. She has published a book, “Reorg,” and multiple articles on these topics and has also acted as a visiting lecturer at Tsinghua University in Beijing. Suzanne started her career in the U.K. Government as a Civil Servant in the U.K. Treasury. At the Treasury she worked as Private Secretary to the Financial Secretary (who is responsible for all direct taxation issues) as well as leading thinking on the Government’s privatization policy and supporting the Chancellor in his negotiations at ECOFIN (the meeting of European Finance Ministers) in Brussels. Prior to that she studied science at Oxford University (BA) and then at Cambridge University (PhD). Lady Heywood is also a Board Member of The Economist (where she is an Audit Committee member) and of the Royal Opera House (where she is the Deputy Chair) and the Royal Academy of Arts Trust. She grew up sailing around the world for ten years on a yacht with her family recreating Captain James Cook’s third voyage around the world. Born in 1969, British citizenship. Date of first appointment: April 15, 2016.

•	Léo Houle, Director (Senior Non-Executive Director—independent), Chairperson of the Compensation Committee, Member of the Governance and Sustainability Committee

Mr. Houle was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial. On September 6, 2011, Mr. Houle was appointed to the Board of Directors of Chrysler Group LLC now known as FCA US LLC until June 2016 when all public debt of the company was repaid and its public listing ceased. Mr. Houle was Chief Talent Officer of BCE Inc. and Bell Canada, Canada’s largest communications company, from June 2001 until his retirement in July 2008. Prior to joining BCE and Bell Canada, Mr. Houle was Senior Vice-President, Corporate Human Resources of Algroup Ltd., a Swiss-based diversified industrial company. From 1966 to 1987, Mr. Houle held various managerial positions with the Bank of Montreal, the last of which was Senior Manager, Human Resources, Administration Centers. In 1987, Mr. Houle joined the Lawson Mardon Group Limited and served as Group Vice-President, Human Resources until 1994 when Algroup Ltd. acquired Lawson Mardon Group at which time he was appointed Head of Human Resources for the packaging division of Algroup and in 1997 Head of Corporate Human Resources of Algroup, Ltd. Mr. Houle completed his studies at the College Saint Jean in Edmonton, attended the Executive Development Program in Human Resources at the University of Western Ontario in 1987 and holds the designation of Certified Human Resources Professional (CHRP) from the Province of Ontario. Born in 1947, Canadian citizenship. Date of first appointment: September 29, 2013.

•	Peter Kalantzis, Director (Non-Executive Director—independent), Member of the Audit Committee, Member of the Compensation Committee

Mr. Kalantzis was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial. Mr. Kalantzis has been a non-executive member of various boards of directors since 2001. Prior to 2000, he was responsible for Alusuisse-Lonza Group's corporate development and actively involved in the de-merger and stock market launch of Lonza, as well as the merger process of Alusuisse and Alcan. Mr. Kalantzis served as head of the Chemicals Division of Alusuisse-Lonza Group from 1991 until 1996. In 1991, Mr. Kalantzis was appointed Executive Vice President and member of the Executive Committee of the Alusuisse-Lonza Group. Between 1971 and 1990 he held a variety of positions at Lonza Ltd. in Basel. Mr. Kalantzis is Chairman of the Board of Clair Ltd., Cham (Switzerland); Chairman of Von Roll Holding Ltd., Breitenbach (Switzerland) and Chairman of Degussa Sonne/Mond Goldhandel AG, Cham (Switzerland). He is a member of the Board of Movenpick-Holding Ltd., Baar (Switzerland); of Paneuropean Oil and Industrial Holdings, Luxembourg; of Consolidated Lamda Holdings (Luxembourg); of SGS Ltd., Geneva (Switzerland); and of Hardstone Services SA, Geneva (Switzerland). He is also President of the Board of John S. Latsis Public Benefit Foundation, Vaduz (Liechtenstein). From 1993 until 2002, he served on the Board of the Swiss Chemical and Pharmaceutical Association as Vice-President and in 2001-2002 as President. Mr. Kalantzis holds a Ph.D. in Economics and Political Sciences from the University of Basel and engaged in research as a member of the Institute for Applied Economics Research at the University of Basel between 1969 and 1971. Born in 1945, Swiss and Greek citizenship. Date of first appointment: September 29, 2013.

•	John Lanaway, Director (Non-Executive Director—independent), Member of the Audit Committee

Mr. Lanaway was elected a director of CNH Industrial N.V. in September 2013. Mr. Lanaway previously served as a director of CNH Global N.V. from 2006 to 2013. On September 6, 2011, Mr. Lanaway was appointed to the Board of Directors of Chrysler Group LLC now known as FCA US LLC until June 2016 when all public debt of the company was repaid and its public listing ceased. His work and academic background includes: 2011–Present, independent consultant; 2007-2011, Executive Vice President and Chief Financial Officer, North America at McCann Erickson; 2001-2007, various positions of increasing responsibility at Ogilvy North America, finally as Senior Vice President and Chief Financial Officer; 1999-2001, Chief Financial Officer and Senior Vice President at Geac Computer Corporation Limited; 1997-1999, Chief Financial Officer at Algorithmics Incorporated; 1995-1997, Senior Vice President and Chief Financial Officer at Spar Aerospace; 1993-1994, Sector Vice President, Labels North America at Lawson Mardon Group Limited; 1989-1993, Group Vice President and Chief Financial Officer at Lawson Mardon Group Limited; 1988-1989, General Manager at Lawson Mardon Graphics; 1985-1988, Vice President, Financial Reporting and Control at Lawson Mardon Group Limited; 1980-1985, Client Service Partner at Deloitte; and 1971-1980 Student-Staff Accountant-Supervisor-Manager at Deloitte. Mr. Lanaway graduated from the Institute of Chartered Accountants of Ontario, C.A. and has a Bachelor of Arts degree from the University of Toronto. Born in 1950, American, Canadian and British citizenship. Date of first appointment: September 29, 2013.

•	Sergio Marchionne, Chairman (Executive-Director)

Sergio Marchionne is Chairman of CNH Industrial N.V. He was Chairman of Fiat Industrial S.p.A. and CNH Global N.V. until the integration of these companies into CNH Industrial. He also serves as CEO of Fiat Chrysler Automobiles N.V. and Chairman and CEO of Ferrari N.V. and of FCA US LLC. He holds a Bachelor of Arts with a major in Philosophy from the University of Toronto and a Bachelor of Laws from Osgoode Hall Law School at York University in Toronto, as well as a Master of Business Administration and a Bachelor of Commerce from the University of Windsor (Canada). Mr. Marchionne is a barrister, solicitor and chartered accountant. He began his professional career in Canada. From 1983 to 1985, he worked for Deloitte & Touche. From 1985 to 1988, at the Lawson Mardon Group of Toronto. From 1989 to 1990, he served as Executive Vice President of Glenex Industries. From 1990 to 1992, he was Chief Financial Officer (CFO) at Acklands Ltd. From 1992 to 1994, also in Toronto, he held the position of Vice President of Legal and Corporate Development and CFO of the Lawson Mardon Group. From 1994 to 2000, he covered various positions of increasing responsibility at Algroup, headquartered in Zurich (Switzerland), until becoming its CEO. He then went on to head the Lonza Group Ltd first as CEO (2000-2001) and then as Chairman (2002). In February 2002, he became CEO of the SGS Group of Geneva. In March 2006, he was appointed Chairman of the company, a position that he continues to hold. He was non-executive Vice Chairman and Senior Independent Director of UBS from 2008 until April 2010. Mr. Marchionne has been a member of the Board of Fiat S.p.A. since May 2003 and was appointed CEO in June 2004. He became CEO of FCA US LLC in June 2009, as well as Chairman in September 2011. On October 13, 2014, he became CEO of Fiat Chrysler Automobiles N.V. and Chairman of Ferrari S.p.A. In May 2010, he joined the Board of Directors of EXOR N.V. and in May 2015 was appointed Non-executive Vice Chairman. He is a member of the Board of Philip Morris International Inc. and of the Board of the Peterson Institute for International Economics as well as Chairman of the Council for the United States and Italy, and member of the J.P. Morgan International Council. Born in 1952, dual Canadian and Italian citizenship. Date of first appointment: November 23, 2012.

•	Silke C. Scheiber, Director (Non-Executive Director—independent), Member of the Audit Committee

Silke C. Scheiber was at Kohlberg Kravis Roberts & Co. LLP, London, U.K. (“KKR”) from July 1999 to December 2015. She was a Member and Head of the European Industrials Group, responsible for identifying and executing a number of investment opportunities within the broader industrials space for KKR’s European private equity funds. From 1996 to 1999, Ms. Scheiber worked as a financial analyst at Goldman, Sachs & Company oHG Frankfurt, Germany. Ms. Scheiber obtained her MBA from the University of St. Gallen in St. Gallen, Switzerland, majoring in Finance and Accounting. Ms. Scheiber also attended the Ecole des Hautes Etudes Commerciales (HEC) in Paris, France where she majored in European Management and International Business Studies. Ms. Scheiber currently holds a non-executive director role with Jungbunzlauer Holding AG, Basel, Switzerland. Born in 1973, Austrian citizenship. Date of first appointment: April 15, 2016.

•	Guido Tabellini, Director (Non-Executive Director—independent), Member of the Compensation Committee

Guido Tabellini was a Director of Fiat Industrial S.p.A. from March 10, 2011 until the merger of the company into CNH Industrial. Guido Tabellini is a professor at Università Bocconi, where he also served as Rector from November 2008 to October 2012. Also at Bocconi, he served as Director and then President of the lnnocenzo Gasparini Institute for Economic Research (IGIER). Prior to that, Mr. Tabellini taught at Stanford University, UCLA, Università di Cagliari and Università di Brescia. He has been a research fellow and advisor for numerous international organizations and research institutes and was a member of the Council of Economic Advisors to the Italian Prime Minister, of the Privatization Committee and of the Advisory Panel on Public Expenditures to the Italian Ministry of the Economy. Mr. Tabellini received a Ph.D. in Economics from UCLA in 1984. He is a Fellow of the Econometric Society and a Foreign Honorary Member of the American Academy of Arts and Sciences. He has won the Y. Jahnsson Award from the European Economic Association and is also a former President of the European Economic Association. Mr. Tabellini has published numerous articles and books on macro-economics and political, international and public economics. He is also columnist for Il Sole 24 Ore. Board memberships at other listed companies: CIR. Born in 1956, Italian citizenship. Date of first appointment: September 29, 2013.

•	Jacques Theurillat, Director (Non-Executive Director—independent), Chairperson of the Audit Committee

Jacques Theurillat is a member of the Boards of Purdue Inc./Mundipharma, CNH Industrial N.V. and ADC Therapeutics S.A. He is a Venture Consultant with Sofinnova Partners SAS, a venture capital firm focused on life sciences. From April 2008 to August 2015, Mr. Theurillat served as CEO of Ares Life Sciences AG, a privately owned investment fund with the objective to build and manage a portfolio of companies in life sciences. From March 2007 to March 2008, he has served as CEO and Chairman of Albea Pharmaceuticals AG, a Swiss company involved in venture financing for life sciences companies. Mr. Theurillat served as the Serono’s SA Deputy CEO until December 2006. In addition to his role as Deputy CEO, he was appointed Senior Executive Vice President, Strategic Corporate Development in May 2006 and was responsible for developing Serono’s global strategy and pursuing its acquisition and in-licensing initiatives. From 2002 to 2006, Mr. Theurillat served as Serono’s President of European and International Sales & Marketing. In this position, he was responsible for Serono’s commercial operations in Europe, IBO, Asia-Pacific, Oceania/Japan, Latin America and Canada. He became a Board member in May 2000. From 1996 to 2002, Mr. Theurillat was Chief Financial Officer. He previously served as Managing Director of the Istituto Farmacologico Serono in Rome, where he started in 1994. In 1993, he was appointed Vice President Taxes and Financial Planning for Serono. In 1990-1993, Mr. Theurillat worked outside Serono, running his own law and tax firm. Before that, he was Serono’s Corporate Tax Director, a post to which he was appointed in 1988. He first joined Serono in 1987 as a Corporate Lawyer working on projects such as the company’s initial public offering. Mr. Theurillat is a Swiss barrister and holds Bachelor of Law degrees from both Madrid University and Geneva University. He also holds a Swiss Federal Diploma (Tax Expert) and has a Master’s degree in Finance. Born in 1959, Swiss citizenship. Date of first appointment: September 29, 2013.

•	Richard J. Tobin, Chief Executive Officer (Executive-Director) of CNH Industrial N.V.

Mr. Tobin is Chief Executive Officer of CNH Industrial N.V. Prior to the merger of Fiat Industrial S.p.A. and CNH Global he was the Chief Executive Officer of CNH Global and group Chief Operating Officer of Fiat Industrial S.p.A., roles he assumed after two years as Chief Financial Officer for CNH Global. Mr. Tobin has extensive experience in international finance and management that he acquired through global leadership positions of growing responsibility and scope. Prior to joining CNH Global in 2010, he held the role of Chief Financial Officer and Head of Information of SGS SA of Geneva Switzerland. He has also held roles in international marketing and management with GTE Corporation in Stamford, Connecticut, AluSuisse-Lonza SA of Zurich Switzerland, and Alcan Aluminum of Montreal Canada. Prior to beginning his business career, Mr. Tobin was an officer in the United States Army. Mr. Tobin holds Bachelor of Arts and

Master of Business Administration degrees from Norwich University and Drexel University, respectively. He holds the position of Vice Chairman of Turk Traktor ve Ziraat Makineleri AS of Ankara Turkey, and serves on the Board of Directors for the Dover Corporation of Downers Grove Illinois. He currently sits on the U.S. Chamber of Commerce Board of Directors, and is a member of the Business Roundtable. Born in 1963, American citizenship. Date of first appointment: November 23, 2012.

•	Luc Billiet, President, Parts & Service

Luc Billiet assumed the role of President of Parts & Service in February 2015. Luc was born in Belgium and holds a degree in Business Administration from the Catholic University of Leuven in Belgium. He began his career with Volkswagen in Brussels, Belgium, where he spent 19 years in many positions related to Supply Chain. During this period he had the opportunity to work for four years in Germany and for six years in Brazil. His last role in Brazil, before moving to Fiat in Italy, was as Managing Director Parts and Accessories LATAM. Luc joined Fiat in 2005 with responsibility for Logistics for the Car and Light Commercial Vehicles sector. Three years later he joined CNH, where he served as Head of Supply Chain Management and after two years, Head of Precision Solutions & Telematics, Training Services and Network Development. He moved to FCA Group in 2013 as Head of Supply Chain for the EMEA region, a role he also held for the LATAM region from 2014. In February 2015, Luc was appointed President of CNH Industrial’s Precision Solutions & Telematics organization, a position he held until July 2016.

•	Sergio Carpentiere, Chief Purchasing Officer

Sergio Carpentiere assumed the role of Chief Purchasing Officer for CNH Industrial in June 2015. He joined Fiat Group in 1996 in the Sales & Marketing area as after sales services area manager. Between 1998 and 2000, he was a Quality Specialist in the prototype area of Fiat Auto. From 2000, Carpentiere started his career in the JV GM-Fiat Worldwide Purchasing as a Senior Buyer then as a Purchasing Platform Manager and finally as a Metallic Commodity Manager. In 2005 he joined Fiat Powertrain Technologies S.p.A. starting as Global Commodity Director in the Purchasing Area and then, in 2008 as Business Development Manager responsible for the NAFTA region. In 2009, at the beginning of the alliance with Chrysler, he assumed the role of Project Manager within Fiat Group Purchasing being responsible for the integration between Fiat and Chrysler Purchasing activities. In 2011, Sergio Carpentiere was appointed Chief Purchasing Officer for Ferrari managing both road car and racing activities. He was subsequently appointed Head of EMEA Powertrain Purchasing for Fiat Chrysler Automobiles in March 2015. Sergio Carpentiere earned a degree in Electronic Engineering from the University of Pisa.

•	Massimiliano (Max) Chiara, Chief Financial Officer and Chief Sustainability Officer

Massimiliano (Max) Chiara was appointed Chief Financial Officer of CNH Industrial N.V. in August 2013 and assumed the role of Chief Sustainability Officer in June 2016. He previously served as Chief Financial Officer and Head of Business Development for Fiat Chrysler in Latin America since January 2013. From 2011 to 2012, he served as Vice President Finance in the position of Head of Financial Planning and Analysis and Business Development Finance for Fiat Chrysler. Previously he held various positions with Chrysler Group LLC including Controller for the Fiat, Chrysler and Dodge Brands, Marketing Controller and Head of Financial Planning and Analysis, a position he held since he joined Chrysler Group LLC in 2009. Previously he held the position of Director of Business Development Finance for Fiat Powertrain SpA. Prior to that, he was Director of Financial Operations and Director of Global Treasury for Teksid Aluminum. Previously, and since 1993, Max held various managerial roles at PricewaterhouseCoopers, R. Bosch SpA, Wuerth Group and was a M&A financial analyst with Dresdner Kleinwort Benson. Max graduated Cum Laude from the Luigi Bocconi University in Milan (Italy), with a degree in Business Administration, and has a CEMS Master’s degree in International Management from the Bocconi University and the University of Cologne (Germany). Max held the position of Chairman of the Italian Association of Corporate Treasurers (AITI) for the years 2004-2007.

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

Vilmar Fistarol assumed the role of Chief Operating Officer of the LATAM region for CNH Industrial in 2013. Prior to this, Mr. Fistarol was appointed Head of Group Purchasing for Fiat Chrysler and named a member of the Fiat Chrysler Group Executive Council (GEC) on September 1, 2011. Mr. Fistarol was appointed Director of Human Resources with Fiat Group Automobiles Latin America in June 2010. Concurrently, he was appointed Executive Vice President of Fiat Group Automobiles Argentina. Prior to this role, he was President and CEO of Teksid (Fiat Group Foundry NAFTA and Mercosul) from January 2008. From 2005 to 2007, he was Vice President of Purchasing for Fiat in Latin America. From 2001 to 2005, during the joint venture GM-Fiat WW Purchasing, he was the Vice President for Purchasing Operations Fiat Latin America and Vice President of Powertrain and Metallic Purchasing for Latin America, Africa and Middle East. From 1991 to 2001, he served in various roles within Purchasing including Director of Fiat Auto Argentina Purchasing, Purchasing Director of Fiat Auto Metallic Italy and Director of Purchasing for GM-Fiat Powertrain Europe. Mr. Fistarol worked in various roles for Agrale from 1981 to 1991 and for the Metallurgical Division of Abramo Eberle-casting from 1978 to 1980. He trained in metallurgy at the Technical School Tupy- SC, and graduated in Business Administration at the University of Caxias do Sul, in addition to obtaining an MBA in FDC/Kellogg School of Management in the U.S. and an MBA in FDC/INSEAD in France. Mr. Fistarol was President of Brazil SAE (Society of Automotive Engineers) in 2007-2008 and still serving as a member of the Advisory Board.

•	Carl Gustaf Göransson, Brand President, Case Construction Equipment and New Holland Construction Equipment, President, Construction Equipment Products Segment

Carl Gustaf Göransson assumed the roles of Brand President, Case Construction Equipment and New Holland Construction, together with that of President, Construction Equipment Products Segment in September 2016. He has some 25 years of experience in the construction equipment industry, much of which he has gained through roles of increasing importance within Volvo Construction Equipment and most recently Cargotec Corporation. Mr. Göransson started his career in 1993 at Volvo Construction Equipment as Area Manager Product Marketing for Volvo Articulated Haulers. Following a series of European Market responsibilities of increasing importance, in 1999 Carl Gustaf was appointed European Project Manager for Excavator Projects. From 2004 through 2006, he served as Vice President Articulated Haulers Europe, following which he was nominated Vice President of Sales Business Development Europe. In 2007, he was named President, Europe Central Construction Equipment. In 2013, Mr. Göransson was appointed Senior Vice President Sales, Markets and Services at Cargotec Corporation for the Hiab brand. Carl Gustaf Göransson holds a degree in Marketing and Business Administration from Eductus IHM Business School, Växjö, Sweden, and an officers degree from the Swedish Officers Academy School, Halmstad, Sweden.

•	Oddone Incisa, President, Financial Services

Oddone Incisa, is the President of CNH Industrial Financial Services, and prior to joining CNH Industrial in his current position, Mr. Incisa had been CEO and General Manager of FGA Capital since March 2011. Mr. Incisa started his professional career with the Fiat Group in the finance team of Fiat Bank in Germany in 1997. He spent four years with this team and ultimately became Head of Control and Treasury. In 2001, he moved to Brazil and was the CFO of Banco Fiat for two years. Mr. Incisa then moved to Turin, Italy in 2003 as the Head of Financial Planning & Analysis for Fidis Retail and FGA Capital. In 2008, he moved to Racine, Wisconsin as the CFO for CNH Capital. He was born in Italy and holds degrees in Economics, cum laude, from the University of Turin and a Master’s degree in Management from ESCP-Europe (formerly, EAP) Paris, Oxford and Berlin.

•	Andreas Klauser, Brand President, Case IH Agricultural Equipment

Andreas Klauser assumed the role of President of Case IH Agricultural Equipment in December 2009. He has more than 20 years of experience in the agricultural industry, much of which he has gained through roles of increasing importance within CNH. Mr. Klauser joined the Case IH brand in 1990 as Export Manager for Steyr tractors in Western and Eastern Europe. From 1997-2006, he served as Business Director, Austria and Central Europe for the Case IH, New Holland Agriculture and Steyr brands. In addition to this role, he also became Sales and Marketing Director, Poland, in 2001. In November 2006, Mr. Klauser assumed responsibility for brand activities for Case IH and Steyr as Vice President and General Manager Europe. Being responsible for the two brands worldwide he was appointed Brand President in 2009, and also joined the Group Executive Council of CNH Industrial. From 2012 to 2015 he served as Chief Operating Officer for CNH Industrial for the EMEA region. Since 2012, in addition to his role as Brand President Case IH and Steyr, Mr. Klauser assumed additional leadership responsibilities as the Chairman of the Iveco Magirus AG board. Mr. Klauser holds a degree from Steyr's HTBLA program, a Federal Higher Technical Institute for Mechanical Engineering, and a degree in Export Business from the University of Linz, Austria.

•	Linda I. Knoll, Chief Human Resources Officer

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

Pierre Lahutte assumed the role of IVECO Brand President in June 2014. He has 20 years of experience in the Agricultural Equipment and Truck & Bus industries, much of which he has gained through roles of increasing responsibility within New Holland, CNH and IVECO. Mr. Lahutte started his career in 1997 in New Holland NV joining a Graduate Training program with three successive postings at the Jesi plant in Italy, at the North American Commercial Training Center in New Holland Pennsylvania and finally at the Latin American Combine Harvesters Sales & Marketing operations in Curitiba, Brazil. From 1999-2001, he was Product Manager for New Holland Handling Equipment for Western Europe based at Basildon, U.K. From 2002-2005, he was Marketing and Logistics Manager for the New Holland Agriculture and Case IH brands in Spain and Portugal, then continued his international career, becoming Business Manager for New Holland Agriculture and Case IH in AME and Japan. From 2006-2007, he served as Business Director for New Holland Agriculture and Case IH/Steyr in the Benelux markets, then he moved to the global role of Director of Product Management for Tractors and Telehandlers for New Holland Agriculture in 2008-2010. Subsequently, he also assumed responsibility for brand communications. In 2011, he was appointed Marketing Director for the International Region of CNH. In 2012, he then moved to IVECO where he became Vice President of Irisbus in charge of the global Bus business. Mr. Lahutte holds a Tank Officer degree from the French Armored Cavalry School in Saumur, a Masters in Marketing and Technology Management from the Rouen Business School, France and a MBA from the UMASS ISENBERG School of Management, Amherst, USA. He speaks seven languages acquired during the course of his international career. Since 2014, Mr. Lahutte has sat on the ACEA (European Automobile Manufacturers Association) Board.

•	Carlo Lambro, Brand President, New Holland Agricultural Equipment

Carlo Lambro was appointed Vice President New Holland Agriculture EMEA in January 2013. In September 2013 he became Brand President of New Holland Agricultural Equipment, and also joined the Group Executive Council of CNH Industrial. Mr. Lambro joined the New Holland Agriculture brand more than 25 years ago. Throughout his career he gained extensive, commercial experience in Europe, Middle East, Africa and Asia. As such, he was appointed as Sales Manager New Holland Brand Portugal in 1993. In 1994, he assumed commercial responsibility for all Eastern Europe countries and became Business Director for CIS area, China and Far East in 1999. One year later he was appointed Business Director for Russia and CIS, with responsibility for all agricultural brands within the Fiat Group. In 2004, Mr. Lambro was appointed General Manager of Shanghai New Holland Agriculture Machine Corporation in addition to his responsibilities as CNH Country Manager for China. Mr. Lambro was appointed Business Director New Holland Agriculture for Italy in 2006 and one year later he was appointed Business Director New Holland Agriculture Europe. Mr. Lambro holds a Master degree of Agricultural Engineering from the University of Bologna.

•	Alessandro Nasi, President, Specialty Vehicles, Group Executive Council Executive Coordinator

Alessandro Nasi assumed the role of Chief Business Development Officer of Fiat Industrial in November 2012. In 2008, he was appointed Senior Vice President of Business Development for CNH. He also served as Head of Business Development for Fiat Industrial and Secretary of the Fiat Industrial Executive Council (FIEC) since January 2011. Mr. Nasi first joined the Fiat Group in 2005 with responsibility for Asia Business Development, supporting Fiat Group sectors. He started his career as a financial analyst at Europlus Asset Management (a division of Unicredit) in Dublin, PricewaterhouseCoopers in Turin, and at Merrill Lynch and JP Morgan in New York. He also worked as an Associate in the Private Equity Division of JP Morgan Partners in New York. In 2007, Mr. Nasi was appointed Vice President of Business Development and a member of the Steering Committee of Fiat Powertrain Technologies. In 2008, he joined CNH, where in addition to his current responsibilities, he also served as Senior Vice President of Network Development from 2009-2011. Mr. Nasi is a Managing Partner of Giovanni Agnelli B.V. and he is Vice Chairman of the board of EXOR N.V. He holds a degree in Economics from the University of Turin.

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

Stefano Pampalone assumed the role of General Manager for CNH in India, Far East and Japan in February 2013, and subsequently assumed responsibility for the entire APAC region. Since joining CNH in 1998, Mr. Pampalone has always been involved in international assignments. In 2001, after gaining commercial experience in parts and whole goods in Poland, India, Africa and Middle East, he was appointed Business Manager Southern Africa and Iran for all Agricultural Brands in the Fiat Group. In 2004 he became Marketing Director for Agricultural Equipment in Asia, Africa and Middle East. From 2006 to 2009 he first served as Business Director for the CNH Agricultural Business in Italy for one year and subsequently as Business Director Africa & Middle East. In 2009, he was appointed General Manager of the Agricultural and Construction Equipment Business in India and Pakistan. Mr. Pampalone holds a degree in Engineering from the University of Trieste, Italy and an MBA from Profingest of Bologna, Italy.

•	Adrian Pipe, Chief Quality Officer

Adrian Pipe assumed the role of Chief Quality Officer for CNH Industrial in April 2014. Mr. Pipe joined CNH Industrial in 1988 as a Training Instructor, and in 1993, became Area Service Manager for New Holland agricultural and construction equipment in the Asia Pacific Region. From 1999-2006, he held various roles in Customer and Dealer Support for the U.K. and Europe, as well as Manufacturing Quality, Product Behavior and Technical Support for Agricultural and Construction Equipment. In 2006, he became responsible for Product Support Agriculture and Construction Equipment Europe. From 2008 through 2011, he covered a number of roles including manufacturing product launches and assignments on projects in Poland and Brazil. From 2011 through 2013, he served as Director of Product Support EMEA supporting four Agriculture and Construction Equipment brands. In 2013, Mr. Pipe was appointed as Vice President of Product Support for EMEA supporting Agriculture, Construction, Iveco Truck, Bus and Specialty businesses. Mr. Pipe holds both a BTEC ND in Agricultural Engineering and BTEC HND in Mechanical Engineering from Rycotewood College U.K.

•	Annalisa Stupenengo, Brand President, FPT Industrial and President, Powertrain Products Segment

Annalisa Stupenengo assumed the roles of Brand President FPT Industrial and President, Powertrain Products Segment in June 2015. Ms. Stupenengo has extensive international experience in the Powertrain sector that she gained through roles of increasing importance and scope within the CNH Industrial and FCA Groups. Annalisa Stupenengo started her career in 1996 in the Sales & Marketing area of Fiat Group. In 2000, after leading a cost reduction task force and being the CEO assistant in Morocco, she moved to the GM Fiat Worldwide Purchasing joint venture. Following this, she assumed the role of Purchasing Platform Manager and was responsible for an international team based in Sweden and Italy. From 2003 to 2005, she managed the electrical and electronics components division, a position she also held for FGA Company Purchasing until 2006 when she was appointed Global Commodity Purchasing Director and created the new Powertrain Purchasing department in Fiat Powertrain Technologies S.p.A. In 2008, Ms. Stupenengo became Powertrain System Commodity Director at Fiat Group Purchasing and, in July of the same year, she was appointed Vice President of the Electrical Commodity & FPT Sector with global responsibility. Subsequently, she was appointed Senior Vice President of Purchasing for CNH with joint responsibility for Mechanical Commodity at Fiat Group Purchasing. In January 2013, she became Head of Group Purchasing EMEA Region for Fiat Chrysler and Chief Purchasing Officer for CNH Industrial. Annalisa Stupenengo has been a member of the CNH Industrial Group Executive Counsel (GEC) since September 2013 and in December 2015, she joined the Board of Directors at Welltec International ApS. Ms. Stupenengo earned a degree in Management Engineering from Polytechnic University of Turin.

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

B. Compensation

Remuneration Report

The quality of our leadership and their commitment to the Company are fundamental to our success. Our remuneration principles support our business strategy and growth objectives in a diverse and evolving global market. Our Remuneration Policy is designed to competitively reward the achievement of long-term sustainable performance goals and to attract, motivate and retain highly qualified senior executives who are committed to performing their roles in the long-term interest of our shareholders and other stakeholders. Given the changing international standards regarding appropriate remuneration, a variety of factors have been taken into consideration, such as the complexity of functions, the scope of responsibilities, the alignment of risks and rewards, national and international legislation and the long-term objectives of the Company and its shareholders. The Compensation Committee of the Board of Directors (“Compensation Committee”) reviews the Remuneration Policy on an annual basis.

Remuneration Policy Available on our Website

The Compensation Committee provides to the Non-Executive Directors of the Board its recommendation with respect to the compensation for Executive Directors, with reference to the Company’s Remuneration Policy for Executive Directors (the “Remuneration Policy”). The Non-Executive Directors determine the Executive Directors’ compensation terms and conditions based on the Remuneration policy as aligned with Dutch law and the Dutch Corporate Governance Code. At the 2014 Annual General Meeting of Shareholders (“AGM”), our shareholders approved the Company’s Remuneration Policy, which is available on the Company’s website, www.cnhindustrial.com.

The Compensation Committee reviews the Remuneration Policy and its implementation. The Compensation Committee concluded that there are no reasons to recommend to shareholders adjustments to the Remuneration Policy at the Annual General Meeting of shareholders scheduled to be held on April 14, 2017.

Financial Year 2016 – Select Business Highlights

A key tenet of the Remuneration Policy is payment for performance. The following table highlights some of the key Company achievements and initiatives in 2016.

Financial Highlights	Strategic Developments and Initiatives
• Maintained competitive margins among OEMs in Agricultural Equipment segment, and increased margins in our Commercial Vehicles and Powertrain segments	•Alliance with Hyundai Heavy Industries for the production and development of mini-excavators, completing CNH Industrial’s product strategy for its excavator product portfolio expansion
• Generated $482 million in adjusted net income(1)	•Acquisition of Kongskilde, an agricultural grass and soil implement business, which strengthens New Holland Agricultural Equipment’s tillage, seeding, and forage product offering

•     Generated net industrial cash flow of $1,045 million , a 38% increase year-over-year, with a significant contribution from working capital in the fourth quarter, primarily as a result of an inventory realignment to prevailing market conditions in the Agriculture Equipment and Construction Equipment segments

•Helping to make transport safer, cleaner and more efficient, IVECO showcased  new technologies in connectivity and autonomous guiding support systems, through its first voyage of semi-automatic truck platoons and the Z-Truck,  zero emissions concept for freight transport

• Maintained a dedicated approach to careful cost control and containment of discretionary spending

•FPT Industrial, market leader and innovator of Compressed Natural Gas (CNG) engines, extended its range of on-road alternative fuel solutions with the first real 9 liter diesel equivalent, the new best-in-class Cursor 9 CNG, providing market leading power and torque, ideal heavy transport, waste collection and urban and inter-urban transport applications

• Increased market share in our key European markets in Commercial Vehicles while continuing to improve our profitability in the major product categories

•Confirmed Industry Leader for the sixth consecutive year by the Dow Jones Sustainability Indices, with a score of 90/100

•Continued focus on quality and process improvement through World Class Manufacturing (WCM) achievements, 14 silver and 22 bronze medaling plants by the end of 2016, an increase of 4 silver and 3 bronzes during the year.

(1)

Adjusted Net Income is defined as Net Income less restructuring charges and non-recurring items, after tax. In particular, non-recurring items are specifically disclosed items that management considers rare or discreet events that are infrequent in nature and not reflective of ongoing operational activities.

We are effectively managing our businesses through challenging market conditions by reducing our structural costs, retaining our market share positions and positioning ourselves to take full advantage of opportunities as they arise in the industry cycles.

Notable achievements across all segments include:

•	SG&A spending levels held essentially at 2015 levels, emphasizing the lasting impact of the structural changes made in recent prior years;
•	continued tight inventory management in all segments that enabled further net reduction of channel inventory (that is, combined Company and dealer inventories) beyond realignments made in 2015;
•	overall, net price realization was again positive year-over-year in addition to lower manufacturing and purchasing costs;

•	the investment in World Class Manufacturing and the continued addition of WCM medaling plants have real economic benefits for the company; and
•

margins remained very competitive while experiencing extremely depressed market conditions in certain of our largest agricultural markets, benefiting from the cost containment and inventory control discipline noted above and enabling offsets to downturns in volume.

Remuneration Principles

The guiding principle of our Remuneration Policy is to provide a compensation structure that allows CNH Industrial to attract and retain the most highly qualified executive talent and to motivate such executives to achieve business and financial goals that create value for shareholders and other stakeholders in a manner consistent with our core business and leadership values. CNH Industrial’s compensation philosophy, as set forth in the Remuneration Policy, aims to provide compensation to its Executive Directors as outlined below.

Alignment with CNH Industrial’s Strategy	• Compensation is strongly linked to the achievement of targets aligned with the Company’s publically disclosed objectives.
Pay for Performance

•     Compensation must reinforce our performance driven culture and principles of meritocracy. As such, the majority of pay is linked directly to the Company’s performance through both short and long-term variable pay instruments.

Competitiveness	• Compensation will be competitive relative to the comparable market and set in a manner to attract, retain and motivate very effective leaders and highly qualified executives.
Long-Term Shareholder Value Creation	• Targets triggering any variable compensation payment will align with interests of shareholders.
Compliance	• Our compensation policies and plans will be designed to comply with applicable laws and corporate governance requirements.
Risk Prudence	• The compensation structure will avoid incentives that encourage unnecessary or excessive risks that could threaten the Company’s value.

Peer Group Development

In 2016, the Compensation Committee reviewed potential compensation peer companies, which are companies operating in similar industries and geographies with whom we are most likely to compete for talent at the executive level. The Compensation Committee strives to develop a compensation peer group that best reflects all aspects of CNH Industrial’s business and considers public listing, industry practices, geographic reach and revenue proximity. Market capitalization was considered a secondary characteristic. Our Company has few direct business competitors, which makes it difficult to create a compensation peer group based on industry, revenues or market capitalization alone. Additionally, notwithstanding CNH Industrial being a European headquartered company, evaluation against peer companies incorporated in only the European geographic region was believed to be artificial and inappropriate, in particular in light of being listed in both the New York and Milan stock exchanges. Accordingly, the compensation peer group for the Chief Executive Officer (“CEO”) and the Chairman includes a blend of U.S. S&P 500 industrial and non-U.S. global industrial companies with revenues greater than $10 billion as shown in the table below. A blend of both U.S. and non–U.S. companies for the compensation peer group is deemed necessary for meaningful comparisons to the relevant talent market for our executives.

The compensation peer group has not changed from 2015.

2016 Compensation Peer Group

U.S. Companies	Non-U.S. Companies
Caterpillar Inc.	AB Volvo
Cummins Inc.	Continental AG
Deere & Company	Komatsu Ltd
Honeywell International Inc.	Man SE
Johnson Controls International	Mitsubishi Heavy Industries, Ltd
Magna International Inc.
Navistar International Corporation
PACCAR Inc.
United Technologies Corporation

Summary Overview of Remuneration Elements

The Executive Directors’ remuneration consists of the following primary elements:

Remuneration Element	Description	Strategic Role
Base Salary	•Fixed cash compensation	•Attracts and rewards high performing executives via market competitive pay
Short-Term Variable

•     Based on achievement of annually predetermined performance objectives

•     Comprised of two equally weighted financial metrics: net income and net industrial cash flow

•     Target payout is 100% and maximum payout is 200% of base salary for both CEO and Chairman

•     Drives company-wide and individual performance

•     Rewards annual performance

•     Motivates executives to achieve performance objectives that are critical to our annual operating and strategic plans

•     Aligns executives’ and shareholder interests

Long-Term Variable

•     Based on achievement of publicly disclosed multi-year financial targets

•     Performance criteria are comprised of equally weighted metrics: relative total shareholder return (TSR) and net income

•     Awards have three vesting opportunities, one-third each, after years three, four and five, based on cumulative results

•     Encourage executives to achieve long-term strategic and financial objectives

•     Motivates executives to deliver sustained long-term growth

•     Aligns executives’ and shareholder interests through long-term value creation

•     Enhance retention of key talent

Pension and Retirement Savings

•     CEO: Company sponsored retirement savings programs, available to salaried employees

•     Chairman: Company pays social contribution fees mandatorily due under Swiss law and indemnifies Fiat Chrysler Automobiles N.V. (for which the Chairman serves as CEO) for a retirement savings benefit equivalent to five times the fixed annual compensation at the time of retirement

•Provides for employee security and productivity
Other Benefits

•     CEO: typical benefits such as a company car, medical insurance, accident insurance, and retiree healthcare benefits

•CEO and Chairman: legacy severance protection

•     Chairman: a portion of personal security personnel cost

•     CEO and Chairman: tax equalization

•Customary fringe benefits consistent with offerings of compensation peer group

2016 Remuneration of Executive Directors

Our executive compensation program is designed to align the interests of our Executive Directors with those of our shareholders. It is designed to reward our executives based on the achievement of sustained financial and operating performance as well as demonstrated leadership. We aim to attract, engage, and retain high-performing executives who help us achieve short-term and long-term success and maintain our position as an industry leader. We support a shared, one-company mindset of performance and accountability to deliver on business objectives.

For 2016, no changes were made to any of the elements of compensation set forth above for either of the Executive Directors.

The total annual target compensation of the Executive Directors is comprised of base compensation, annual variable pay and long-term variable pay as follows:

Executive Directors 2016 Realized Compensation

The narrative and chart below is intended to provide additional context for understanding the realized, that is, the actual compensation received, in 2016 of the three primary components of pay: base salary, annual cash incentives and equity awards. This narrative is intended to complement and not serve as a substitute for the amounts reported in the compensation tables and to provide a helpful comparison to the targeted pay mix illustrated in the charts above.

In 2016, the CEO’s realized compensation included $1.31 million in base compensation and $1.27 million in annual cash performance incentive paid in 2016, with no equity compensation vesting during the year, totaling $2.58 million. The Chairman’s realized compensation included $1.6 million in base compensation, no annual cash performance incentive paid in 2016 and $5.2 million in equity compensation that vested during the year, totaling $6.8 million.

*

The CEO has a five year (2014-2018) performance share grant with an initial vesting opportunity in the first quarter of 2017. No equity pay for the CEO has been realized in 2014, 2015 or 2016 under the current LTI plan.

**	The Chairman did not receive any annual cash incentive payment in 2016.

Base Salary

The Company does not guarantee annual base salary increases for the Executive Directors. In 2016, the base salary of the Executive Directors did not increase relative to 2015. Base salary is the only fixed component of our Executive Directors’ total cash compensation and is intended to provide market-competitive pay to attract and retain well-qualified senior executives and very effective leaders. The applicable amount of base salary takes into consideration the executive’s skills, scope of job responsibilities, experience, and competitive market data. The base salaries of our Executive Directors are evaluated together with other components of compensation to ensure that they are in line with our overall compensation philosophy and aligned with performance.

With CNH Industrial’s formation in September 2013, a new annual base salary of $1.3 million for our CEO, and a new annual base salary of CHF 1.55 million for our Chairman were approved. These decisions were reached using the compensation program benchmarking and compensation peer group review process described above. The Company believes that paying our Executive Directors at or above these benchmarks is appropriate to retain them throughout the business cycle.

Variable Components

Our Executive Directors are also eligible to receive variable compensation subject to the achievement of pre-established, challenging financial and other designated performance objectives. The variable components of our Executive Directors’ remuneration, both the short and the long-term incentives, are linked to predetermined, measureable objectives which serve to motivate strong performance and shareholder returns and are approved by the Company’s Non-Executive Directors. The Non-Executive Directors believe that placing significantly more weight on the long-term component is appropriate for the Executive Directors because it focuses their efforts on the Company’s long-term success.

Annually, scenario analyses are carried out to examine the relationship between the performance criteria chosen and the possible outcomes of the variable remuneration of the Executive Directors. Such analysis was also carried out for the 2016 financial year, and the Company found a strong link between remuneration and performance and concludes that the chosen performance criteria are appropriate under both the short-term and long-term incentive components of total remuneration and support the Company’s strategic objectives.

OUR “ACHIEVE AND EARN” PHILOSOPHY REWARDS PERFORMANCE AND LEADERSHIP

The bonus elements and calculations for the Chairman and CEO follow the same “Achieve and Earn” philosophy as the company-wide Performance and Leadership Bonus Plan for all eligible employees.

Short-Term Incentives

The primary objective of short-term variable incentives is to focus on the business priorities for the current or following year. Our Executive Directors’ short-term variable incentive is based on achieving short-term (annual) financial and other designated objectives proposed by the Compensation Committee and approved by the Non-Executive Directors each year.

Our Methodology for Determining Annual Bonus Awards

Links directly to current individual performance in reaching company results

Reflects actual performance achieved vs. Company objectives

Achieve

EARN

Reflects market

*

The individual performance and leadership assessment is applicable to the CEO but not the Chairman. The Chairman evaluates the CEO’s performance and leadership each year using a nine box matrix that correlates to the overall individual performance evaluation. This score can increase or decrease the bonus earned in a given performance year.

In regards to the Executive Directors’ annual performance bonus determination, the Compensation Committee and the Non-Executive Directors:

•	approve the Executive Directors’ objectives and maximum allowable bonus;
•	select the choice and weighting of objectives;
•	set the stretch objectives;
•	review any unusual items that occurred in the performance year to determine the appropriate overall measurement of achievement of the objectives;
•	review the performance evaluation score of the CEO assessed by the Chairman; and
•	approve the final bonus determination.

For 2016, the Compensation Committee approved the same bonus plan design and metrics utilized in 2015. The two metrics, net income and net industrial cash flow, were equally weighted and the goals were set with challenging hurdles. Each objective pays out independently. There is no minimum bonus payout; if none of the threshold objectives are satisfied, there is no bonus payment.

The target incentive for the annual bonus program is 100% of base salary for both the CEO and the Chairman, linked to approved targets each year which are consistent with our public guidance to investors. To earn any incentive, the threshold performance must be at least 90% of the specific target established. To earn the maximum payout of 200% of target, actual results must be achieved at 150% of the target performance, or greater, for both performance metrics. For the 2016 annual bonus program, threshold, target, and maximum percentage opportunities for our CEO and Chairman did not change compared with 2015.

CEO Annual Bonus

The bonus earned by the CEO for performance year 2016 was $2.3 million, as determined by the achievement of the pre-determined objectives and corresponding company performance factors illustrated in the table below.

2016 Annual Bonus Program

2016 Performance Metric	Weight	Threshold ($ million)	Target ($ million)	Maximum ($ million)	Company Performance – Actual ($ million)	Company Performance Factor	Individual Performance & Leadership Multiplier
Net Income (Adjusted)	50%	329	366	549	383 (1)	109.3%
Net Industrial Cash Flow (2)	50%	170	189	284	1,045	200.0%
Overall Company Performance Factor:						154.6%
CEO’s Individual Performance and Leadership Assessment*:							115%
(1)

2016 Adjusted Net Income as disclosed in the Company’s 2016 full year earnings release, was $482 million. For CEO bonus purposes, certain non-recurring items (totaling $59 million) in addition to the restructuring after tax adjustments ($40 million) were included, notwithstanding their unusual nature.

(2)	Net industrial cash flow is a non-GAAP measure and is defined as net income plus depreciation and amortization, plus changes in working capital and other provisions, less capital expenditures.
*

The individual performance and leadership assessment is a set factor vs. target bonus % for each of the nine possible combinations of individual performance (low, medium and high) and leadership (low, medium and high) under the Company’s defined performance management process. The factor of 1.15 is a set multiplier associated with the 2016 rating of high performance and medium leadership, as evaluated by the Chairman.

Chairman Annual Bonus

In consultation with the Chairman and the Compensation Committee, the Non-Executive Directors approved that no annual performance bonus would be paid to the Chairman for the 2016 financial year.

Discussion of 2016 Results

For the 2016 financial year, the bonus plan achievement for net income, adjusted for certain non-recurring items, deemed appropriate by the Non-Executive Directors, was $383 million and net industrial cash flow was $1,045 million. The net income result adjusted as described in footnote #1 above slightly exceeded target, while the net industrial cash flow achievement exceeded 150% of target, the upper limit for the bonus determination.

Both financial objectives were deemed challenging and in line with external analyst expectation at the time they were established. In spite of industry volumes hitting what is considered the trough in the Company’s highest contributing business segment, the agricultural equipment industry, the Company’s results reflect management’s continued discipline and focus on cost control, inventory management and positive net price realization. The strength of our diverse business segments and geographical markets further helped the Company to overcome the industry volume declines and to exceed targets.

Long-Term Incentives

Long-term incentive compensation is a critical component of our Executive Directors’ compensation program. This compensation component is designed to motivate and reward long-term stockholder value creation and the attainment of Company performance goals, to retain top talent and create an ownership alignment with shareholders. Long-term incentives are also an important retention tool that management and the Compensation Committee use to align the financial interests of executives and other key contributors with sustained shareholder value creation. We believe the Executive Directors’ compensation should be aligned with shareholders’ interests.

In 2014, CNH Industrial introduced a new long-term incentive program (“LTIP”), covering a five-year performance period, (2014 to 2018), consistent with the Company’s strategic planning horizon, under which equity awards can be granted to eligible individuals. The Chairman, CEO, Group Executive Council (“GEC”) key managers and select others may participate in the LTIP. Approximately 400 senior leaders participate in the two facets of the LTIP – Company Performance Plan and Individual Performance Plan. The award mix and level vary by position. For the CEO and Chairman, target LTIP percentages were benchmarked against both U.S. and non-U.S. compensation peer group companies.

The Company Performance Plan component of the LTIP, measured by cumulative net income and relative TSR position among seven peer companies, provides an opportunity for interim partial vesting after 2016 (based upon cumulative 2014-2016 results) and

2017 (based upon cumulative 2014-2017 results), and full vesting in 2018 (based upon cumulative 2014-2018 results). The achieved awards vest in February, following each respective performance period and are settled in CNH Industrial common shares. The CEO was awarded a one-time Company Performance Plan share grant in 2014; the Chairman does not participate in this component of the LTIP.

The Individual Performance Plan component of the LTIP provides a retention-based award opportunity, subject to continued employment with the Company at time of vesting. The CEO does not participate in this component of the LTIP. The Chairman was awarded a one-time retention grant in 2014 with vesting over five years, 2014-2018 (the “Retention Award”). The retention-based awards are settled in CNH Industrial common shares.

Although the Executive Directors’ equity awards have no required holding period after vesting, their respective full vesting period is five years. In practice, shares are generally held except, if deemed necessary, to sell shares to cover the tax obligations of the vested awards.

Discussion of 2016 Equity Awards

No new equity grants were awarded to the Executive Directors in 2016. The awards granted in 2014 were one-time grants covering a five-year period, 2014-2018. With respect to the Chairman’s Retention Award, the third installment of 600,000 shares vested on December 31, 2016, which has been delivered in February 2017.

With regard to the first performance period under the Company Performance Plan component of the LTIP, 2014-2016, neither of the two metrics, net income and relative TSR position, achieved the threshold performance to earn a partial payout under the plan.

Pension and Retirement Savings

The CEO participates in Company sponsored retirement savings programs, which are available to all salaried employees of CNH Industrial America LLC. Currently, there are no additional executive retirement benefit plans available to our CEO. In 2016, CNH Industrial engaged Mercer to analyze and benchmark this executive remuneration component. The results of this analysis, and any proposed market competitive amendment, are expected to be reviewed by the Compensation Committee in 2017. For the Chairman, CNH Industrial N.V. pays social contribution fees mandatorily due under Swiss law and indemnifies Fiat Chrysler Automobiles N.V. (as the Chairman is the Chief Executive Officer of Fiat Chrysler Automobiles N.V.) for a fully vested retirement savings benefit equivalent to five times his fixed annual compensation at the time of retirement.

Other Benefits

We offer customary perquisites to our CEO and Chairman. The CEO is entitled to usual and customary fringe benefits such as a company car, medical insurance, accident insurance, and retiree healthcare benefits. A portion of the costs of personal security personnel dedicated to the Chairman are borne by the Company. Furthermore, in the event of an involuntary termination of employment other than for cause, both the CEO and Chairman are entitled to legacy contractual severance arrangements, which were granted prior to the formation of CNH Industrial. The severance payment for the CEO is equal to eighteen months of base salary plus the annual bonus at target. For the Chairman, the severance payment is two times the prior year fixed plus variable compensation. The Compensation Committee may grant other benefits to the Executive Directors in particular circumstances such as tax equalization.

Tax Equalization

The Executive Directors, as a function of their global role in the Company, may be subject to tax on their employment income in multiple countries. As both the Chairman and CEO are subject to tax on their worldwide income in their respective home country, the Company engaged KPMG LLP to study the prevalent practice for handling incremental tax costs incurred by globally mobile executives. Based on that analysis, in 2015 the Non-Executive Directors decided to tax-equalize all of the employment earnings of the Executive Directors, including equity income, to their respective home country’s effective income tax and, if applicable, social contribution rates. The benefits are included in the Non Monetary Compensation (Fringe Benefits) column in the remuneration table.

In 2016, prior years’ foreign sourced income obligations since the formation of CNH Industrial N.V. in 2013 were resolved. The Company expects that the benefit in future years will reflect only the applicable annual tax equalization.

Stock Ownership

Our Board recognizes the critical role that executive stock ownership has in aligning the interests of management with those of shareholders. While we do not currently maintain a formal required stock ownership policy, as of the end of the 2016 financial year, our CEO’s stock holdings, when viewed as a multiple of his 2016 base salary, is in line with common market practice.

Our CEO’s year end 2016 stock ownership level as a multiple of base salary*

CEO	x1	x2	x3	…	x10	x11	…	x20	x21	…	x30
Tobin
*	The multiple of 3.4 for the CEO shown above represents holdings as of December 31, 2016 using a stock price of $8.69.

Recoupment of Incentive Compensation (Claw back Policy)

The Board is dedicated to maintaining and enhancing a culture focused on integrity and accountability. The Recoupment Policy in the Company’s Equity Incentive Plan (the “EIP”), which defines the terms and conditions for any subsequent long-term incentive program, and the Performance and Leadership Bonus plan (the “PLB plan”), which defines the short-term incentive program, as well as in any executive employment agreements, authorizes the Company to recover, or “claw back,” incentive compensation with the ability to retroactively make adjustments if any cash or equity incentive award is predicated upon achieving financial results and the financial results are subject to an accounting restatement.

Insider Trading Policy

The Company maintains an insider trading policy applicable to all directors, employees, members of the households and immediate family members (including spouse and children) of persons listed and other unrelated persons, if they are supported by the persons listed. The policy provides that the aforementioned individuals may not buy, sell or engage in other transactions in the Company’s stock while in possession of material non-public information; buy or sell securities of other companies while in possession of material non-public information about those companies they become aware of as a result of business dealings between the Company and those companies; disclose material non-public information to any unauthorized persons outside of the Company; or engage in hedging transactions through the use of certain derivatives, such as put and call options involving the Company’s securities. The policy also restricts trading to defined periods that follow the Company’s quarterly earnings releases.

Prohibition on Short Sales (Anti-Hedging)

To ensure alignment with shareholders interest and to further strengthen our compensation risk management policies and practices, the Company’s Insider Trading Policy prohibits all individuals to whom our Insider Trading Policy applies from engaging in a short sale of the Company’s or its subsidiaries’ securities and derivatives thereof such as options, puts, calls or warrants or any other financial instrument by which the above securities can be acquired or subscribed under any circumstance.

Remuneration for Non-Executive Directors

The remuneration of Non-Executive Directors is governed by the CNH Industrial N.V. Directors’ Compensation Plan, which was approved by the Company’s shareholders and is periodically reviewed by the Compensation Committee. The current remuneration for the Non-Executive Directors, which did not change from 2015, is shown in the table below.

Non-Executive Director Compensation	Total
Annual Cash Retainer	$125,000
Additional retainer for Audit Committee member	$25,000
Additional retainer for Audit Committee Chairman	$35,000
Additional retainer for member of other Board committees	$20,000
Additional retainer for Chairman of other Board committees	$25,000

Non-Executive Directors elect which portion of their annual retainer fee, committee membership and committee chair fee payments (collectively, the “Fees”) will be made in cash, common shares of CNH Industrial N.V., or options to purchase common shares. Remuneration of Non-Executive Directors is fixed and not dependent on the Company’s financial results. Non-Executive Directors are not eligible for variable compensation and do not participate in any Company incentive plans.

Directors eligible to receive compensation under the CNH Industrial Directors’ Compensation Plan do not receive benefits upon termination of their service as directors.

Implementation of Remuneration Policy in 2017

If, and to the extent, any changes are made to 2017 remuneration, such changes will be in line with the approved policy.

The following table summarizes remuneration paid or awarded to Directors for the year ended December 31, 2016.

($ actual)	Office Held	In Office From/To	Salary / Annual Fee (cash)	Compensation / Annual Fee (Equity)(1)	Bonus and Other Incentives (Non-Equity)(2)	Non Monetary Compensation (Fringe Benefits)(3)	Pension & Similar Benefits(4)	Total Remuneration
Directors of CNH Industrial N.V.
MARCHIONNE Sergio	Chairman	01/01/2016—12/31/2016	$1,573,874	$—	$—	$160,384	$995,653	$2,729,911
TOBIN Richard	CEO	01/01/2016—12/31/2016	1,314,169	—	2,311,000	56,733	261,147	3,943,049
TAMMENOMS BAKKER Jacqueline	Director	01/01/2016—12/31/2016	145,000	—	—	—	19,515	164,515
ELKANN John	Senior Non-Executive Director	01/01/2016—04/14/2016	43,750					43,750
GEROWIN Mina	Director	01/01/2016—12/31/2016	145,000	—	—	—	19,515	164,515
GRIECO Maria Patrizia	Director	01/01/2016—04/14/2016	36,250					36,250
HEYWOOD Suzanne (5)	Director	04/15/2016—12/31/2016	127,500	—	—	—	—	127,500
HOULE Léo W.	Director Senior Non-Executive Director	01/01/2016—04/28/2016 04/29/2016—12/31/2016	163,750	—	—	—	—	163,750
KALANTZIS Peter	Director	01/01/2016—12/31/2016	170,000	—	—	—	—	170,000
LANAWAY John	Director	01/01/2016—12/31/2016	105,000	45,000	—	—	—	150,000
SCHEIBER Silke	Director	04/15/2016—12/31/2016	112,500	—	—	—	15,163	127,663
TABELLINI Guido	Director	01/01/2016—12/31/2016	140,000	—	—	—	—	140,000
THEURILLAT Jacques	Director	01/01/2016—12/31/2016	160,000	—	—	—	20,524	180,524
Total			$4,236,793	$45,000	$2,311,000	$217,117	$1,331,517	$8,141,427

(1)

No new equity awards were granted in 2016 to the Executive Directors, and no equity amount is shown, consistent with past years’ disclosure. For the CEO, for the year ended December 31, 2016, the Company recognized a net share-based compensation income of $3.0 million as a consequence of the reversal of previously recognized expense for performance share units granted to the CEO and linked to non-market conditions for which the Company does not believe it to be probable that the performance conditions will be achieved. For the Chairman, the Company recognized a share-based compensation expense of $4.66 million in 2016.

(2)	The amount reflects the bonus earned for the performance year 2016 which will be paid in 2017. The bonus paid in 2016 for the 2015 performance year was $1,270,000.
(3)

For the Chairman, the amount reflects tax equalization benefits related to earnings during the 2016 performance year. In addition, $705,500 of tax equalization benefits related to the resolution of prior years’ foreign sourced tax obligations since the formation of CNH Industrial N.V. in 2013 were incurred in 2016. For the CEO, the amount includes the use of a company-provided car for personal purposes in the amount of $16,587, and tax equalization benefits in the amount of $40,146.

(4)	The amounts reflect pension, retirement and similar benefits set aside or accrued for Directors by CNH Industrial for the year ended December 31, 2016.
(5)	Ms. Heywood’s fees are paid to EXOR N.V., in accordance with EXOR’s policy regarding Director compensation for EXOR employees.

Effective on September 20, 2013, 200,000 common shares were reserved for issuance under the CNH Industrial Directors’ Compensation Plan, as approved by shareholders.

Refer to “Item 6.E: Share Ownership” for the stock option and share activity for the year ended December 31, 2016 under the CNH Industrial Directors’ Compensation Plan and the predecessor companies’ plans adopted by CNH Industrial pursuant to the Merger.

Executive Officers’ Compensation

The aggregate amount of compensation paid to or accrued for executive officers that held office during 2016 was approximately $11.4 million, including $1.9 million of pension and similar benefits paid or set aside by us. The aggregate amounts included those paid to or accrued for 17 executives at December 31, 2016.

C. Board Practices

CNH Industrial is a company, organized under the laws of the Netherlands, and results from a business combination of Fiat Industrial and CNH Global N.V. consummated on September 29, 2013. CNH Industrial qualifies as a foreign private issuer under the applicable rules of the SEC and its common shares are listed on the NYSE and on the MTA.

We are subject to, among other things, the laws of the Netherlands and the laws and regulations applicable to foreign private issuers in the U.S., the Dutch Corporate Governance Code (the “Dutch Code”), the Sarbanes Oxley Act of 2002, the Dodd-Frank Act and the NYSE listing standards, which are of particular significance to our corporate governance. In accordance with the NYSE Listed Company Manual, we are permitted to follow home country practice with regard to certain corporate governance standards. We describe the significant differences between our corporate governance practices and those required (i) under the Dutch Code and (ii) for domestic U.S. companies by the NYSE listing standards under “Item 16G. Corporate Governance”.

Board of Directors

We have a one-tier management structure (i.e. management board that may be comprised of both members having responsibility for our day-to-day operations, who are referred to as “executive directors”, and members not having such responsibility, who are referred to as “non-executive directors”). Pursuant to our Articles of Association, the Board of Directors may have three or more members. At the AGM held on September 9, 2013, the number of the members of the Board of Directors was set at eleven. The current directors were elected at the last AGM on April 15, 2016. See “Item 6A. Directors, Senior Management and Employees” above. The term of office of the current Board of Directors will expire on April 14, 2017, the anticipated date of the Company’s next AGM at which shareholders will elect the Company’s directors for approximately a one-year term ending on the date of the AGM to be held in 2018. Each director may be re-elected at any subsequent general meeting of shareholders. None of our directors have service contracts with the Company (or any subsidiary) providing for benefits upon termination of employment as a director.

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

As of December 31, 2016, eight directors (representing a majority) qualified as independent for purposes of NYSE rules, Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Dutch Code.

On September 9, 2013 the Board of Directors of the Company appointed—with effect as of the closing of the Merger – the following internal committees: (i) an Audit Committee, (ii) a Governance and Sustainability Committee, and (iii) a Compensation Committee. On April 29, 2016, the Board of Directors appointed Mr. Léo Houle Senior Non-Executive Director for the purpose of Section III.8.1 of the Dutch Corporate Governance Code. The Senior Non-Executive Director takes care of the proper functioning of the Board of Directors and its Committees. On certain key operational matters the Board of Directors is advised by the Group Executive Council (“GEC”). The GEC is an operational decision-making body that is responsible for reviewing the operating performance of the Company’s businesses and making decisions on certain operational matters.

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

The Audit Committee currently consists of Messrs. Theurillat (Chairperson), Kalantzis, Lanaway and Ms. Scheiber. Under the Audit Committee Charter, the Audit Committee is elected by the Board of Directors, and is comprised of at least three members who may be appointed for terms of up to two years, each of whom must be a non-executive director. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company, (ii) to be “independent”, under the NYSE rules, Rule 10A-3 under the Exchange Act and the Dutch Code, and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee shall be a “financial expert” as defined in the rules of the SEC and best practice provisions of the Dutch Code. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors, which must be disclosed in the annual report on Form 20-F. Unless decided otherwise by the Audit Committee, the independent auditors of the Company, as well as the Chief Financial Officer of the Company, attend its meetings. See “Item 16A. Audit Committee Financial Expert” of this annual report on Form 20-F for additional information regarding Audit Committee financial expert.

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

The Compensation Committee currently consists of Mr. Houle (Chairperson), Ms. Heywood and Messrs. Kalantzis and Tabellini. The Compensation Committee is elected by the Board of Directors, and is comprised of at least three directors. No more than one member may be non-independent under the Dutch Code. The members of the Compensation Committee are appointed for terms of up to two years. Unless decided otherwise by the Compensation Committee, the Company’s Chief Human Resources Officer attends its meetings.

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

The Governance and Sustainability Committee currently consists of Ms. Heywood (Chairperson), Ms. Gerowin , Mr. Houle and Ms. Tammenoms Bakker. The Governance and Sustainability Committee is elected by the Board of Directors, and is comprised of at least three Directors. No more than two members may be non-independent, and none of the members may be executive directors. The members of the Governance and Sustainability Committee are appointed for terms of up to two years.

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

Indemnification of members of the Board of Directors

Pursuant to Article 17 of the Articles of Association, the Company has committed to indemnify any and all of its directors, officers, former directors, former officers and any person who may have served at its request as a director or officer of another company in which it owns shares or of which it is a creditor, against any and all expenses actually and necessarily incurred by any of them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been director or officer of the Company, or of such other company, except in relation to matters as to which any such person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.

D. Employees

Our business is, by its nature, labor intensive, and this is reflected in the high number of hourly employees we employ.

The following tables show the breakdown of the number of employees by segment and by region at December 31, 2016, 2015 and 2014:

(number)	2016	2015	2014
Agricultural Equipment	24,254	24,494	27,322
Construction Equipment	5,378	5,695	6,431
Commercial Vehicles	23,882	24,783	25,881
Powertrain	8,070	8,163	8,295
Financial Services	1,098	1,116	1,164
Other activities	146	140	114
Total	62,828	64,391	69,207

(number)	2016	2015	2014
EMEA	40,678	40,801	41,756
NAFTA	9,042	10,022	11,647
LATAM	8,298	8,812	10,485
APAC	4,810	4,756	5,319
Total	62,828	64,391	69,207

In the United States, unions represent a small portion of our production and maintenance employees. The collective bargaining agreement with the United Automobile, Aerospace and Agricultural Implement Workers of America, which represents approximately 750 of the hourly production and maintenance employees, continues through April 30, 2022. The collective bargaining agreement with the International Association of Machinists and Aerospace Workers, which represents approximately 370 of our employees in Fargo, North Dakota, expires in April 2018.

In Europe, most employees are covered by collective labor agreements (“CLAs”) stipulated either by a CNH Industrial subsidiary or by the employer association for the specific industry to which the CNH Industrial subsidiary belongs.

In 2016, we renewed the CLA covering all CNH Industrial managers in Italy, which will expire at the end of 2017. The other approximately 17,100 CNH Industrial employees in Italy (excluding managers) are covered by the CLA that was renewed in 2015 and will expire at the end of 2018.

Although we believe that our relations with employees and unions representing them are generally positive, current or future issues with labor unions might not be resolved favorably, and we may experience a work interruption or stoppage that could significantly impact the volume of products we manufacture and sell.

Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operations—We face risks associated with our relationships with our employees” for additional information.

E. Share Ownership

The following table summarizes the number of CNH Industrial common shares owned by our directors and Group Executive Council members as of February 27, 2017:

(number)	Common Shares (1)	Special Voting Shares
CNH Industrial Directors owning CNH Industrial Common Shares at February 27, 2017
Sergio Marchionne	11,859,586	—
Richard Tobin	512,392	—
Mina Gerowin	2,208	—
Léo Houle	57,259	57,259
Peter Kalantzis	2,000	—
John Lanaway	62,166	23,859
Jacques Theurillat	18,422	—
CNH Industrial Group Executive Council owning CNH Industrial Common Shares at February 27, 2017
Luc Billiet	69,355	—
Sergio Carpentiere	1,428	—
Massimiliano Chiara	22,311	—
Oddone Incisa	7,974	—
Linda I. Knoll	197,599	—
Carlo Lambro	10,000	—
Alessandro Nasi	269,495	—
Derek Neilson	157,888	—
William Pipe	4,665	—
Tom Verbaeten	508	—
(1)	No one member beneficially owns more than 1% of our common shares

The following table summarizes outstanding stock options held by CNH Industrial Directors as of December 31, 2016 under the CNH Industrial Directors’ Compensation Plan for Non-Executive Directors, the CNH Global Directors’ Compensation Plan (“CNH DCP”) for Non-Executive Directors and the CNH Global Equity Incentive Plan (“CNH EIP”) for Executive Directors. In connection with the Merger, CNH Industrial assumed the sponsorship of the CNH DCP and the CNH EIP on September 29, 2013.

None of our directors or Group Executive Council members held options to purchase common shares representing one percent or more of our common shares at February 27, 2017.

Stock options for Non-Executive Directors expire upon the earlier of (i) ten years after the grant date; or (ii) six months after the date an individual ceases to be a director.

	Grant Date	Exercise Price	Gerowin	Houle (3)	Lanaway	Theurillat (2)	Tobin (1)	Total
Beginning Balance as of January 1, 2016
(automatic option)	04/07/2006	5.96	—	18,604	18,604	—	—	37,208
	10/03/2006	4.80	—	20,835	—	—	—	20,835
	12/29/2006	5.91	—	16,942	—	4,233	—	21,175
	03/30/2007	8.18	—	12,226	—	3,054	—	15,280
	06/30/2007	10.96	—	9,129	—	2,281	—	11,410
	09/28/2007	13.02	—	7,682	—	1,917	—	9,599
	12/27/2007	14.28	—	7,001	—	—	—	7,001
	03/19/2008	10.77	—	9,286	—	—	—	9,286
	06/17/2008	9.15	—	10,940	—	—	—	10,940
	04/29/2011	10.15	—	—	—	—	189,183	189,183
	09/28/2012	8.78	—	—	—	—	483,468	483,468
	12/28/2013	11.33	6,402	—	—	—	—	6,402
	03/28/2014	11.26	6,442	—	—	—	—	6,442
	06/26/2014	10.25	7,073	—	—	—	—	7,073
	09/24/2014	7.82	9,271	—	—	—	—	9,271
	12/28/2014	8.26	8,777	—	—	—	—	8,777
	4/14/2015	8.25	4,394	—	—	—	—	4,394
	7/13/2015	9.52	3,808	—	—	—	—	3,808
Beginning Total			46,167	112,645	18,604	11,485	672,651	861,552
– Vested/Not Exercised			46,167	112,645	18,604	11,485	672,651	861,552
– Not Vested			—	—	—	—	—	—

Options Exercised in 2016	04/07/2006	5.96	—	18,604	18,604	—	—	37,208
	10/3/2006	4.80	—	20,835	—	—	—	20,835
	12/29/2006	5.91	—	16,942	—	4,233	—	21,175
			—	56,381	18,604	4,233	—	79,218

Granted in 2016			—	—	—	—	—	—
			—	—	—	—	—	—

Options Expired in 2016			—	—	—	—	—	—
			—	—	—	—	—	—
Ending Balance as of December 31, 2016
(automatic option)	04/07/2006	5.96	—	—	—	—	—	—
	10/03/2006	4.80	—	—	—	—	—	—
	12/29/2006	5.91	—	—	—	—	—	—
	03/30/2007	8.18	—	12,226	—	3,054	—	15,280
	06/30/2007	10.96	—	9,129	—	2,281	—	11,410
	09/28/2007	13.02	—	7,682	—	1,917	—	9,599
	12/27/2007	14.28	—	7,001	—	—	—	7,001
	03/19/2008	10.77	—	9,286	—	—	—	9,286
	06/17/2008	9.15	—	10,940	—	—	—	10,940
	04/29/2011	10.15	—	—	—	—	189,183	189,183
	09/28/2012	8.78	—	—	—	—	483,468	483,468
	12/28/2013	11.33	6,402	—	—	—	—	6,402
	03/28/2014	11.26	6,442	—	—	—	—	6,442
	06/26/2014	10.25	7,073	—	—	—	—	7,073
	09/24/2014	7.82	9,271	—	—	—	—	9,271
	12/28/2014	8.26	8,777	—	—	—	—	8,777
	4/14/2015	8.25	4,394	—	—	—	—	4,394
	7/13/2015	9.52	3,808	—	—	—	—	3,808
Closing Total			46,167	56,264	—	7,252	672,651	782,334

– Vested/Not Exercised	46,167	56,264	—	7,252	672,651	782,334
– Not Vested	—	—	—	—	—	—
(1)	Options granted on 4/29/2011 and 9/28/2012 with expiry on 2/26/2017 and 2/24/2018, respectively.
(2)	On 2/15/2017, Mr. Theurillat exercised his options granted on 3/30/2007.
(3)	On 2/6/2017, Mr. Houle exercised his options granted on 3/30/2007.

The following table summarizes unvested performance share units held by Executive Directors as of December 31, 2016.

	Grant Date	Weighted Average Fair Market Value	Tobin	Marchionne	Total
Beginning Balance as of January 1, 2016
	6/9/2014	USD 9.52	2,955,000		2,955,000
Beginning Total			2,955,000	—	2,955,000

Vested in 2016

			—	—	—
Ending Balance as of December 31, 2016
	6/9/2014	USD 9.52	2,955,000		2,955,000
Ending Total			2,955,000	—	2,955,000

The following table summarizes unvested restricted share units held by Executive Directors as of December 31, 2016:

	Note	Grant Date	Weighted Average Fair Market Value	Tobin	Marchionne	Total
Beginning Balance as of January 1, 2016
		06/09/2014	USD 10.41	—	1,500,000	1,500,000
Beginning Total				—	1,500,000	1,500,000

Vested in 2016
	(1)	06/09/2014	USD 10.41		600,000	600,000
				—	600,000	600,000
Ending Balance as of December 31, 2016
		06/09/2014	USD 10.41	—	900,000	900,000
Ending Total				—	900,000	900,000
(1)	The shares vested on December 31, 2016 and were exercised on February 8, 2017.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

As of January 31, 2017, our outstanding capital stock consisted of common shares and special voting shares, with each having a par value of €0.01 per share. As of January 31, 2017, there were 1,361,685,191 common shares and 412,264,203 special voting shares outstanding.

The following table sets forth information with respect to beneficial ownership of our common shares and special voting shares by persons known by us to beneficially own 3% or more of combined voting power as a result of their ownership of common shares and special voting shares as of January 31, 2017 based on publicly available information.

Name of Beneficial Owner	Number of Common Shares Owned	Percent of Common Shares(a)	Special Voting Shares(b)	Percent of Combined Voting Power(c)
EXOR N.V.	366,927,900	26.9%	366,927,900	41.4%
Harris Associates L.P.	185,027,203	13.6%	—	10.4%
Southeastern Asset Management, Inc.	55,104,929	4.0%	—	3.1%

(a)

There were 1,361,685,191 common shares outstanding as of January 31, 2017. The “Percent of Common Shares” was calculated by using the publicly disclosed number of beneficially owned shares as the numerator, respectively, and the number of the Company’s outstanding common shares as of January 31, 2017 as the denominator.

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

(c)

Combined voting power represents common shares and the special voting shares. The “Percent of Combined Voting Power” was calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by the shareholder and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of January 31, 2017. There were 1,773,949,394 common shares and special voting shares outstanding at January 31, 2017.

As of January 31, 2017, EXOR N.V.’s voting power in CNH Industrial was approximately 41.4%. EXOR N.V., through its voting power, has the ability to significantly influence the decisions submitted to a vote of our shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness.

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

•

Special voting shares and the associated common shares are registered in the books and records of the Company’s transfer agents in the United States and Italy. As noted above, the special voting shares and associated common shares are not tradable. The associated common shares will become tradable after de-registration from the loyalty voting structure.

At January 31, 2017, there were 518 registered holders of our common stock in the United States, including 167 shareholders holding special voting shares. As of January 31, 2017, registered holders in the United States held 11,526,946 common shares and 11,410,466 special voting shares.

B. Related Party Transactions

Our related parties are primarily EXOR N.V. and the companies belonging to the EXOR Group including FCA and its subsidiaries and affiliates and Ferrari N.V. and its subsidiaries and affiliates. As of January 31, 2017, EXOR N.V. holds approximately 41.4% of our voting power and has the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates which CNH Industrial has a significant influence over or that are jointly controlled. See “Note 20: Related Party Information” in the notes to our consolidated financial statements for the year ended December 31, 2016 for further information.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for a list of the financial statements filed with this annual report.

B. Significant Changes

On March 2, 2017, the Board of Directors recommended to the shareholders a dividend of €0.11 per common share, totaling approximately €150 million (equivalent to approximately $160 million, translated at the exchange rate reported by the European Central Bank on February 27, 2017). The proposal is subject to the approval of the Company’s shareholders at the AGM scheduled to be held on April 14, 2017.

Item 9.	The Offer and Listing

A. Offer and Listing Details

Our common shares trade on the NYSE under the symbol “CNHI” and the MTA under the symbol “CNHI.MI”. The following table provides the high and low closing prices of our common shares as reported on the NYSE and the MTA for each of the periods indicated:

Common Share Price

	NYSE (1)		MTA (1)
	High	Low	High	Low
	(USD)		(Euro)
Most recent six months:
February 2017	$9.62	$8.91	€9.04	€8.17
January 2017	$9.46	$8.67	€8.77	€8.20
December 2016	$9.15	$8.49	€8.48	€8.03
November 2016	$8.63	$7.17	€8.20	€6.46
October 2016	$7.78	$7.15	€7.11	€6.41
September 2016	$7.45	$7.04	€6.69	€6.26
Year ended December 31, 2016:
First Quarter	$7.06	$5.76	€6.38	€5.17
Second Quarter	$7.89	$6.07	€6.92	€5.35
Third Quarter	$7.64	$6.36	€6.77	€5.70
Fourth Quarter	$9.15	$7.15	€8.48	€6.41
Full Year	$9.15	$5.76	€8.48	€5.17
Year ended December 31, 2015:
First Quarter	$8.52	$7.18	€7.30	€5.95
Second Quarter	$9.48	$7.91	€8.22	€7.29
Third Quarter	$9.64	$6.38	€8.67	€5.57
Fourth Quarter	$7.37	$6.41	€6.80	€5.65
Full Year	$9.64	$6.38	€8.67	€5.57
Year ended December 31, 2014:	$11.77	$7.46	€8.58	€5.91
Year ended December 31, 2013:	$11.90	$10.19	€8.59	€7.39
(1)	Our common shares began trading on the NYSE and the MTA on September 30, 2013.

On February 27, 2017, the last reported sales price of our common shares as reported was $9.33 per share on the NYSE and €8.81 per share on the MTA.

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

The general meeting of shareholders shall appoint the directors and directors are appointed by an absolute majority of votes validly cast at a general meeting. The general meeting of shareholders shall determine whether a director is an executive director or a non-executive director. The term of office of all directors will be for a period of approximately one (1) year after appointment, such period expiring on the day the AGM is held in the following calendar year. Each director may be reappointed at any subsequent general meeting of shareholders.

CNH Industrial has a policy in respect of the remuneration of the members of the Board of Directors. With due observation of the Company’s remuneration policy, the Board of Directors may determine the remuneration for the directors in respect of the performance of their duties.

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

Our Board of Directors must approve CNH Industrial N.V.’s annual accounts and make them available to the shareholders for inspection at our offices within four months after the end of our fiscal year. During this period, including any extension, the Board of Directors must submit the annual accounts to the shareholders for adoption by the general meeting. When our shareholders adopt the annual accounts approved by the Board of Directors, they may discharge the members of the Board of Directors from potential liability with respect to the exercise of their duties during the fiscal year covered by the accounts. This discharge may be given subject to such reservations as the shareholders deem appropriate and is subject to a reservation of liability required under the laws of the Netherlands. Examples of reservations of liability required by the laws of the Netherlands include (1) liability of members of management boards and supervisory boards upon the bankruptcy of a company and (2) general principles of reasonableness and fairness. Under the laws of the Netherlands, a discharge of liability does not extend to matters not shown in the annual accounts or otherwise not properly disclosed to the shareholders. The annual accounts are made available through our website to our shareholders for review on the day that the notice convening the AGM is posted to our website.

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

Loyalty Voting Structure. In connection with the Merger, CNH Industrial implemented a loyalty voting structure, pursuant to which the former shareholders of each of Fiat Industrial S.p.A. and CNH Global N.V. were able to elect to receive one CNH Industrial special voting share for each CNH Industrial common share they were entitled to receive in the Merger, provided that they fulfilled the requirements described in the terms and conditions of the special voting shares. The CNH Industrial common shares held by shareholders that elected to receive loyalty shares were registered in the Company’s Loyalty Register. Following this registration, a corresponding number of special voting shares were allocated to such shareholders, and the additional voting rights could be exercised at the first CNH Industrial shareholders’ meeting that followed the registration. By signing an election form, whose execution was necessary to elect to receive special voting shares, shareholders also agreed to be bound by the terms and conditions thereof, including the transfer restrictions described below. The terms and conditions applicable to special voting shares are available on our web site (www.cnhindustrial.com).

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

CNH Industrial’s common shares are freely transferable. However, any transfer or disposal of CNH Industrial’s common shares with which special voting shares are associated would trigger the de-registration of such common shares from the Loyalty Register and the transfer of all applicable special voting shares to CNH Industrial. Special voting shares are not admitted to listing and are transferable only in very limited circumstances. In particular, no shareholder shall, directly or indirectly: (a) sell, dispose of or transfer any special voting share or otherwise grant any right or interest therein; or (b) create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over any special voting share or any interest in any special voting share.

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

A shareholder must promptly notify CNH Industrial upon the occurrence of a change of control, which is defined in Article 4(1)(n) of the Articles of Association as including any direct or indirect transfer, carried out through one or a series of related transactions, by a CNH Industrial shareholder that is not an individual of (i) the ownership or control of 50% or more of the voting rights of such shareholder, (ii) the de facto ability to direct the casting of 50% or more of the votes which may be expressed at the general meetings of such shareholder, or (iii) the ability to appoint or remove half or more of the directors, executive directors or board members or executive officers of such shareholder or to direct the casting of 50% or more of the voting rights at meetings of the board, governing body or executive committee of such shareholder. In accordance with Article 4(1)(n) of the Articles of Association, no change of control shall be deemed to have occurred if (i) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivos donation or other transfer to a spouse or a relative up to and including the fourth degree or (ii) the fair market value of the Qualifying Common Shares held by the relevant CNH Industrial shareholder represents less than 20% of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares, in the sole judgment of CNH Industrial, are not otherwise material to the Transferred Group or the change of control transaction. Article 4(1)(n) of the Articles of Association defines “Transferred Group” as comprising the relevant shareholder together with its affiliates, if any, over which control was transferred as part of the same change of control transaction, as such term in defined in Article 4(1)(n) of the Articles of Association. A change of control will trigger the de-registration of the applicable Qualifying Common Shares from the Loyalty Register and the suspension of the special voting rights attached to such Qualifying Common Shares.

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

On March 2, 2017, the Board of Directors recommended that a dividend, in the amount of €0.11 per share, be paid to the holders of our common shares.

Other than as described above, our Articles of Association do not include any redemption provisions or provide for any sinking or similar fund.

General Meetings of Shareholders and Voting Rights

Annual General Meeting of Shareholders

An AGM must be held within six months from the end of CNH Industrial’s preceding financial year. The purpose of the AGM is to discuss, among other things, the annual report, the adoption of the annual accounts, allocation of profits (including the proposal to distribute dividends), release of members of the Board of Directors from liability for their management and supervision, appointment of directors and other proposals brought up for discussion or vote by the Board of Directors.

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

At the AGM held on April 15, 2015, shareholders granted the Board of Directors the authority to acquire common shares in its own capital through stock exchange trading or otherwise to a maximum of up to 10% of the issued common shares on April 15, 2015 for a period expiring on October 14, 2016 (the “2015 Share Repurchase Authorization”), subject to certain maximum and minimum price requirements.

On January 29, 2016, the Company announced the launch of a share buyback program (the “Program”). The Program involves the repurchase from time to time of up to $300 million in common shares. The Program is intended to optimize the capital structure of the Company. The purchases under the Program have been carried out on the Italian Stock Exchange only, in compliance with applicable rules and regulations, and in accordance with the existing 2015 Share Repurchase Authorization.

Up-to-date details of the transactions occurred under the Program are available in the dedicated section on the corporate website (www.cnhindustrial.com).

On April 15, 2016, shareholders renewed the grant of authority to the Board to acquire common shares in its own capital through stock exchange trading or otherwise for a period expiring on October 14, 2017.

The Board’s authority to acquire common shares is limited to a maximum of up to 10% of the issued common shares on April 15, 2016 and, in compliance with applicable rules and regulations and confirming the parameters of the Program, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) minus 10% (minimum price).

The authorization is an instrument available to the Board of Directors, but places no obligation on the Company to repurchase its own shares. Refer to “Item 16E: Purchase of Equity Securities by the Issuer and Affiliated Purchasers” for additional details of stock repurchases by the Company.

Notification of Substantial Holdings

Dutch law requires that any person who, directly or indirectly, acquires or disposes of a capital interest and/or voting rights in CNH Industrial must immediately give written notice to the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, the “AFM”) of such acquisition or disposal by means of a standard form if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person reaches, exceeds or falls below the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. Notification by such person must be completed (1) without delay and ultimately two trading days after the acquisition or disposal in circumstances where a person has either acquired or disposed of shares thereby affecting its percentage of ownership and/or voting rights or (2) ultimately on the fourth trading day after the AFM has published the Company’s notification (as described below) of changes to its total share capital or voting rights in circumstances where the percentage reached, exceeded or fell below the threshold in a passive manner.

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

Special rules apply to the attribution of shares and/or voting rights that are part of the property of a partnership or other form of joint ownership. A holder of a pledge or right of usufruct in respect of shares can also be subject to notification obligations, if such person has, or can acquire, the right to vote on the shares. The acquisition of (conditional) voting rights by a pledgee or beneficial owner may also trigger notification obligations as if the pledgee or beneficial owner were the legal holder of the shares and/or voting rights.

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

Market Abuse Regulation (MAR)

On July 3, 2016, the Market Abuse Regulation (Regulation (EU) No. 596/2014, “MAR”) entered into force in the EU replacing the existing current rules in the different European countries originated by the implementation of an EU directive issued in 2003. The legal instrument chosen by the EU institutions to amend the current regime is a ‘regulation’, i.e. an instrument that, since the date of coming into effect, is immediately binding in all the EU States without necessity of further implementation.

The main aim of MAR is to expand and develop the existing EU legal framework regime of financial markets, ensuring a more uniform interpretation of the regime that, according to the Commission, should result in a reduction of compliance costs and greater legal certainty.

The focus of MAR is the prevention of any form of insider dealing (including attempted insider dealing and recommending or inducing another to engage in insider dealing), market manipulation (including attempted market manipulation), and unlawful disclosure of inside information (the “Inside Information”).

In the field of prevention of insider dealing, MAR reiterates the notification regime in place for managers’ transactions involving issuer’s securities. Under MAR, person discharging managerial responsibilities (“PDMR”) and persons closely associated with them must notify the issuers and the national competent authority of every transaction conducted on their own account relating to the shares or debt instruments of that issuer, or to derivatives or other financial instruments linked to those shares or debt instruments.

Shareholder Disclosure and Reporting Obligations under U.S. Law

Holders of CNH Industrial shares are subject to certain U.S. reporting requirements under the Exchange Act, for shareholders owning more than 5 percent of any class of equity securities registered pursuant to Section 12 of the Exchange Act. Among the reporting requirements are disclosure obligations intended to keep investors aware of significant accumulations of shares that may lead to a change of control of an issuer.

If CNH Industrial were to fail to qualify as a foreign private issuer in the future, Section 16(a) of the Exchange Act would require CNH Industrial’s directors and executive officers, and persons who own more than ten percent of a registered class of CNH Industrial’s equity securities, to file reports of ownership of, and transactions in, CNH Industrial’s equity securities with the SEC. Such directors, executive officers and ten percent stockholders would also be required to furnish CNH Industrial with copies of all Section 16 reports they file.

Disclosure of Inside Information

Inside Information, as defined under MAR, is crucial for CNH Industrial since EU rules set forth a clear obligation upon the issuers to publicly disclose such Inside Information without delay. The above disclosure requirement shall be complied with through the publication of a press release in accordance with the modalities set forth under MAR disclosing to the public the relevant Inside Information. Delay in disclosure of Inside Information to the public is allowed on issuer’s own responsibility provided that all of the following conditions are met: (i) immediate disclosure is likely to prejudice the legitimate interests of the issuer or emission allowance market participant, (ii) delay of disclosure is not likely to mislead the public, and (iii) the issuer or emission allowance market participant is able to ensure the confidentiality of that information.

Insiders Lists

Pursuant to Article 18 of MAR, CNH Industrial as well as persons acting on its behalf or for its account, shall draw up in accordance with a precise electronic format and keep regularly updated, a list of persons who, in the exercise of their employment, profession or duties, have access to Inside Information. CNH Industrial shall transmit the Insider list to the relevant competent authority, upon its request.

Public Tender Offers

Any offer launched for CNH Industrial’s common shares (and /or for financial instruments linked to such common shares) with respect to both voluntary and mandatory public tender offers shall be managed in compliance with applicable laws and regulations, relevant provisions and with any requirement imposed by/or subject to national relevant authority’s supervision, in particular, among other things, the provisions concerning the tender offer price, the content of the offer document and the disclosure of the tender offer.

Reduction of Issued Share Capital

At a general meeting of shareholders, our shareholders may vote to reduce the issued share capital by canceling shares held by the Company or by reducing the nominal amount of our shares by means of an amendment to the Company’s Articles of Association.

In either case, this reduction would be subject to applicable statutory provisions. A resolution to reduce the capital shall require a simple majority of the votes cast in a general meeting of shareholders for approval; provided, however, that such a resolution shall require a majority of at least two-thirds of the votes cast in a general meeting of shareholders if less than one half of the issued capital is represented at the meeting in person or by proxy.

At the AGM on April 15, 2016, shareholders authorized the Board to reduce the issued share capital of the Company, in accordance with article 8 of the Articles of Association and in compliance with applicable rules and regulations, by cancelling up to 80 million special voting shares held by the Company in treasury. The authorization is an instrument available to the Board of Directors, but places no obligation on the Company to reduce the issued share capital of the Company.

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

The rights of shareholders may be changed only by amending the Articles of Association in compliance with Dutch law.

C. Material Contracts.

For a discussion of our related party transactions, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

For a discussion of the Merger, please see “Presentation of Financial and Certain Other Information.”

For a discussion of the Company’s equity plans, please see “Note 16: Share-Based Compensation” to our consolidated financial statements for the year ended December 31, 2016.

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

Credit Risk

The maximum credit risk to which we were theoretically exposed at December 31, 2016 is represented by the carrying amounts stated for financial assets in the statement of financial position and the nominal value of the guarantees provided on debt or commitments of third parties.

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

Receivables for financing activities amounted to $18,662 million at December 31, 2016 ($19,001 million at December 31, 2015) containing balances totaling $574 million ($552 million at December 31, 2015) that have been written down. In addition, balances totaling $250 million ($337 million at December 31, 2015) were either past due or in nonaccrual status. In the event of installment payments, even if only one installment is overdue, the whole amount of the receivable is classified as such.

Trade receivables totaling $623 at December 31, 2016 ($580 million at December 31, 2015) contain balances totaling $104 million ($174 million at December 31, 2015) that have been written down.

Currency Risk

We are exposed to risk resulting from changes in exchange rates, which can affect our earnings and equity.

Where one of our subsidiaries incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the net income/(loss) of that company. In 2016, the total net trade flows exposed to currency risk amounted to the equivalent of 15% of our turnover (17% in 2015). The principal exchange rates to which we are exposed are the following:

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

Trade flows exposed to changes in these exchange rates in 2016 made up approximately 66% of the exposure to currency risk from trade transactions.

It is our policy to use derivative financial instruments to hedge a certain percentage, on average between 55% and 85%, of the forecasted trading transaction exchange risk exposure for the coming 12 months with additional flexibility to reach 40% or 100% (including risk beyond that date where it is believed to be appropriate) and to hedge completely the exposure resulting from firm commitments.

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

Certain of our subsidiaries’ functional currency is different than the U.S. dollar, which is the Group reporting currency. The income statements of those subsidiaries are converted into U.S. dollars using the average exchange rate for the period, and while revenues and margins are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs, and the results reported in U.S. dollars.

The assets and liabilities of consolidated companies whose functional currency is different from the U.S. dollar may acquire converted values in U.S. dollars which differ as a function of the fluctuation in exchange rates.

We monitor our principal exposure to conversion exchange risk, although there was no specific hedging in place at December 31, 2016. There were no substantial changes in 2016 in the nature or structure of exposure to currency risk or in our hedging policies.

Sensitivity Analysis

The potential loss in fair value of derivative financial instruments held for currency risk management (currency swaps/forwards, currency options, interest rate and currency swaps) at December 31, 2016 resulting from a hypothetical change of 10% in the exchange rates amounts to approximately $444 million ($258 million at December 31, 2015). The valuation model for currency options assumes that market volatility at year-end remains unchanged.

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

In addition, Financial Services provides loans (mainly to customers and dealers), financing themselves primarily using various forms of external borrowings or asset-backed financing (e.g., securitization of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing/funding obtained, changes in the current level of interest rates can affect our net income/(loss).

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

The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2016, resulting from a hypothetical, unfavorable and instantaneous change of 10% in market interest rates, would have been approximately $34 million (approximately $15 million at December 31, 2015).

Floating rate financial instruments consist principally of cash and cash equivalents, wholesale receivables, debt, and ABS securities. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.

A hypothetical change of 10% in short-term interest rates at December 31, 2016, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have caused increased net expenses before taxes, on an annual basis, of approximately $1 million (approximately $5 million at December 31, 2015).

This analysis is based on the assumption that there is a hypothetical change of 10% in interest rates across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated.

Other risks on derivative financial instruments

We have entered derivative contracts linked to commodity prices to hedge specific exposures on supply contracts.

Sensitivity Analysis

In the event of a hypothetical change of 10% in the underlying raw materials prices, the potential loss in fair value of outstanding derivative financial instruments at December 31, 2016 linked to commodity prices would not have been significant (not significant at December 31, 2015).

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures
(a)	Disclosure Controls and Procedures

Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2016 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)	Changes in Internal Control

No change to our internal control over financial reporting occurred during the year ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management believes that, as of December 31, 2016, the Company’s internal control over financial reporting was effective.

The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. That report is included herein.

(d)	Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CNH Industrial N.V.

We have audited CNH Industrial N.V.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). CNH Industrial N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, CNH Industrial N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of CNH Industrial N.V. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2016 of CNH Industrial N.V and subsidiaries and our report dated March 2, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, Illinois

March 2, 2017

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that members of the audit committee, namely, Peter Kalantzis, John Lanaway, Silke Christina Scheiber, and Jacques Theurillat, are each an audit committee financial expert. All are independent directors under the NYSE standards.

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

Ernst & Young LLP, the member firms of Ernst & Young and their respective affiliates (collectively, the “Ernst & Young Entities”) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2016 and 2015. We incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2016 and 2015, respectively:

	2016	2015
Audit fees	$10,590,000	$9,393,000
Audit-related fees	2,848,000	1,189,000
Other fees	30,000	77,000
Total	$13,468,000	$10,659,000

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

Audit Committee’s Pre-Approval Policies and Procedures

Our Audit Committee nominates and engages our independent registered public accounting firm to audit our consolidated financial statements. Our Audit Committee has a policy requiring management to obtain the Audit Committee’s approval before engaging our independent registered public accounting firm to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee reviews and pre-approves (if appropriate) specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and any other services that may be performed by our independent registered public accounting firm. During the year ended December 31, 2016, all audit and non-audit services provided by our independent registered public accounting firm were pre-approved in accordance with such policies and procedures.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The following table reports purchases of equity securities by the Company during the year ended December 31, 2016.

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share (€)	Average Price Paid per Share ($)(2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs ($)
Jan 1 to Jan 31, 2016	—	€—	$—	—	$300,000,000
Feb 1 to Feb 29, 2016	800,000	€5.4206	$6.1118	800,000	$295,110,596
March 1 to March 31, 2016	—	€—	$—	—	$295,110,596
April 1 to April 30, 2016	—	€—	$—	—	$295,110,596
May 1 to May 31, 2016	1,311,781	€5.9775	$6.7072	1,311,781	$286,312,253
June 1 to June 30, 2016	—	€—	$—	—	$286,312,253
July 1 to July 31, 2016	—	€—	$—	—	$286,312,253
Aug 1 to Aug 31, 2016	—	€—	$—	—	$286,312,253
Sep 1 to Sep 30, 2016	—	€—	$—	—	$286,312,253
Oct 1 to Oct 31, 2016	—	€—	$—	—	$286,312,253
Nov 1 to Nov 30, 2016	—	€—	$—	—	$286,312,253
Dec 1 to Dec 31, 2016	—	€—	$—	—	$286,312,253
Total	2,111,781			2,111,781	$286,312,253
(1)

Implementing the resolution authorized by the shareholders at the AGM held on April 15, 2015, the Company announced a buy-back program to repurchase up to $300 million in common shares on January 29, 2016. The repurchase authority was renewed by the shareholders at the AGM held on April 15, 2016. The authorization granted is for a period of 18 months from the date of the AGM, and therefore, expires on October 14, 2017. Please see the information set forth under “Item 10. Additional Information – B. Memorandum and Articles of Association – General Meeting of Shareholders – Repurchase of Shares.”

(2)

Share repurchases are made on the Mercato Telematico Azionario (“MTA”) and have been translated from euros at the exchange rate reported by the European Central Bank on the respective transaction dates.

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

Dutch legal requirements concerning director independence differ in certain respects from the rules applicable to U.S. companies listed on the NYSE. While under most circumstances both regimes require that a majority of board members be “independent,” the definition of this term under Dutch law differs from the definition used under the NYSE corporate governance standards. In some cases the Dutch requirements are more stringent, such as by requiring a longer “look-back” period (five years) for former executive directors and employees and by requiring that all but one non-executive board member be “independent”. Currently, a majority of our Board (eight of the eleven members) are “independent” under the NYSE definition and the Dutch Code. Under the

Dutch Code, non-executive directors of CNH Industrial N.V. must not be a non-executive director of more than five other “large” Dutch companies (as defined in the Dutch Code).

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

NYSE rules require a domestic U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement, although we do have a Compensation Committee and a Governance and Sustainability Committee. Our Compensation Committee Charter states that a maximum of one member of the Compensation Committee may not be independent. One of the four members of the Compensation Committee is considered non-independent under the NYSE standards. Our Governance and Sustainability Committee Charter states that a maximum of two members of the Governance and Sustainability Committee may not be independent. One of the four members of the Governance and Sustainability Committee are considered non-independent under the NYSE standards.

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

Under NYSE listing standards, shareholders of U.S. companies must be given the opportunity to vote on all equity compensation plans and to approve material revisions to those plans, with limited exceptions set forth in the NYSE rules. As a foreign private issuer we are permitted to follow our home country laws regarding shareholder approval of compensation plans, and, under Dutch law and the Dutch Code, such approval from shareholders is not required for equity compensation plans for employees other than members of the Board, and to the extent the authority to grant equity rights has been delegated by the shareholders to the Board. For equity compensation plans for members of the Board and/or in the event that the authority to issue shares and/or rights to subscribe for shares has not been delegated to the Board, approval of the general meeting of shareholders is required.

While NYSE rules do not require listed companies to have shareholders approve or declare dividends, the Dutch Code requires that a dividend distribution be a separate agenda item in the general meeting of shareholders, in which the annual accounts are adopted. In our case, Articles 18 and 22 of our Articles of Association provide that annual dividends must be resolved upon by our general meeting of shareholders. For a discussion of our dividend policy, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Payment of Dividends.”

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CNH Industrial N.V.

We have audited the accompanying consolidated balance sheets of CNH Industrial N.V. and subsidiaries (the Company) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CNH Industrial N.V. and subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental information in Note 21 to the consolidated financial statements for “Industrial Activities” and “Financial Services” has been subjected to audit procedures performed in conjunction with the audit of CNH Industrial N.V.’s consolidated financial statements. Such information is the responsibility of the Company’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CNH Industrial N.V.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 2, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, Illinois

March 2, 2017

CNH INDUSTRIAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2016, 2015 and 2014

	2016	2015	2014
	(in millions)
Revenues
Net sales	$23,669	$24,677	$31,196
Finance and interest income	1,203	1,235	1,359
Total Revenues	$24,872	$25,912	$32,555
Costs and Expenses
Cost of goods sold	$19,539	$20,357	$25,534
Selling, general and administrative expenses	2,262	2,317	2,925
Research and development expenses	860	856	1,106
Restructuring expenses	44	84	184
Interest expense	1,028	1,106	1,318
Other, net	1,148	625	399
Total Costs and Expenses	$24,881	$25,345	$31,466
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(9)	567	1,089
Income tax (expense)	(298)	(360)	(467)
Equity in income of unconsolidated subsidiaries and affiliates	58	41	86
Net income (loss)	(249)	248	708
Net income (loss) attributable to noncontrolling interests	3	(5)	(2)
Net income (loss) attributable to CNH Industrial N.V.	$(252)	$253	$710
Earnings (loss) per share attributable to common shareholders
Basic	$(0.18)	$0.19	$0.52
Diluted	$(0.18)	$0.19	$0.52

Cash dividends declared per common share	$0.148	$0.214	$0.277

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2016, 2015 and 2014

	2016	2015	2014
	(in millions)
Net income (loss)	$(249)	$248	$708
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on cash flow hedges	(91)	120	(166)
Changes in retirement plans’ funded status	(89)	158	(282)
Foreign currency translation	319	(359)	125
Share of other comprehensive loss of entities using the equity method	(40)	(47)	(44)
Other comprehensive income (loss), net of tax	99	(128)	(367)
Comprehensive income (loss)	(150)	120	341
Less: Comprehensive income (loss) attributable to noncontrolling interests	6	(7)	(6)
Comprehensive income (loss) attributable to CNH Industrial N.V.	$(156)	$127	$347

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2016 and 2015

	December 31, 2016	December 31, 2015
	(in millions)
ASSETS
Cash and cash equivalents	$5,017	$5,384
Restricted cash	837	927
Trade receivables, net	623	580
Financing receivables, net	18,662	19,001
Inventories, net	5,609	5,690
Property, plant and equipment, net	6,397	6,481
Investments in unconsolidated subsidiaries and affiliates	487	527
Equipment under operating leases	1,907	1,835
Goodwill	2,449	2,447
Other intangible assets, net	787	810
Deferred tax assets	937	1,250
Derivative assets	95	211
Other assets	1,740	1,534
Total Assets	$45,547	$46,677
LIABILITIES AND EQUITY
Debt	$25,276	$26,301
Trade payables	5,185	5,342
Deferred tax liabilities	84	334
Pension, postretirement and other postemployment benefits	2,276	2,282
Derivative liabilities	249	69
Other liabilities	8,005	7,488
Total Liabilities	$41,075	$41,816
Redeemable noncontrolling interest	21	18
Common shares, € 0.01, par value; outstanding 1,361,630,903 common shares and 412,268,203 special voting shares in 2016; and outstanding 1,362,048,989 common shares and 413,249,206 special voting shares in 2015	25	25
Treasury stock, at cost - 1,278,708 shares in 2016 and 0 shares in 2015	(9)	—
Additional paid in capital	4,408	4,399
Retained earnings	1,787	2,241
Accumulated other comprehensive loss	(1,767)	(1,863)
Noncontrolling interests	7	41
Total Equity	$4,451	$4,843
Total Liabilities and Equity	$45,547	$46,677

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED BALANCE SHEETS — (Continued)

As of December 31, 2016 and 2015

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

	December 31, 2016	December 31, 2015
	(in millions)
Restricted cash	$776	$849
Financing receivables	10,263	11,361
Equipment on operating leases, net	—	—
Total Assets	$11,039	$12,210
Debt	$10,418	$11,592
Total Liabilities	$10,418	$11,592

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2016, 2015 and 2014

	2016	2015	2014
	(in millions)
Operating activities:
Net income (loss)	$(249)	$248	$708
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	716	699	731
Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	545	447	409
(Gain) loss from disposal of assets	4	(2)	8
Loss on repurchase of Notes	60
Undistributed income of unconsolidated subsidiaries	5	40	3
Other non-cash items	195	331	254
Changes in operating assets and liabilities:
Provisions	46	(48)	121
Deferred income taxes	65	119	(39)
Trade and financing receivables related to sales, net	(97)	279	(810)
Inventories, net	106	473	(172)
Trade payables	96	(161)	(862)
Other assets and liabilities	616	361	330
Net cash provided by operating activities	2,108	2,786	681
Investing activities:
Additions to retail receivables	(3,951)	(4,498)	(6,467)
Collections of retail receivables	4,569	5,146	6,506
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	12	11	25
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	660	726	577
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and assets sold under buy-back commitments	(503)	(656)	(1,022)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(1,631)	(1,851)	(1,814)
Other	(77)	174	225
Net cash used in investing activities	(921)	(948)	(1,970)
Financing activities:
Proceeds from long-term debt	12,629	9,927	17,377
Payments of long-term debt	(13,770)	(10,668)	(15,323)
Net increase (decrease) in other financial liabilities	(132)	96	(314)
Dividends paid	(207)	(297)	(382)
Other	(58)	23	18
Net cash provided by (used in) financing activities	(1,538)	(919)	1,376
Effect of foreign exchange rate changes on cash and cash equivalents	(16)	(698)	(491)
Increase (decrease) in cash and cash equivalents	(367)	221	(404)
Cash and cash equivalents, beginning of year	5,384	5,163	5,567
Cash and cash equivalents, end of year	$5,017	$5,384	$5,163

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2016, 2015 and 2014

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2014	$25	$—	$4,283	$1,966	$(1,373)	$54	$4,955	$12
Net income (loss)	—	—	—	710	—	(10)	700	8
Other comprehensive loss, net of tax	—	—	—	—	(363)	(4)	(367)	—
Dividend paid	—	—	—	(375)	—	(3)	(378)	(4)
Share-based compensation expense	—	—	49	—	—	—	49	—
Issuance of common shares	—	—	10	—	—	—	10	—
Other changes	—	—	—	(10)	—	2	(8)	—
Balance, December 31, 2014	$25	$—	$4,342	$2,291	$(1,736)	$39	$4,961	$16
Net income (loss)	—	—	—	253	—	(12)	241	7
Other comprehensive loss, net of tax	—	—	—	—	(127)	(1)	(128)	—
Dividend paid	—	—	—	(291)	—	(1)	(292)	(5)
Share-based compensation expense	—	—	49	—	—	—	49	—
Issuance of common shares	—	—	8	—	—	16	24	—
Other changes	—	—	—	(12)	—	—	(12)	—
Balance, December 31, 2015	$25	$—	$4,399	$2,241	$(1,863)	$41	$4,843	$18
Net income (loss)	—	—	—	(252)	—	(5)	(257)	8
Other comprehensive income, net of tax	—	—	—	—	96	3	99	—
Dividend paid	—	—	—	(201)	—	(1)	(202)	(5)
Acquisition of treasury stock	—	(14)	—	—	—	—	(14)	—
Common shares issued from treasury stock for share-based compensation	—	5	(5)	—	—	—	—	—
Share-based compensation expense	—	—	3	—	—	—	3	—
Capital increase (decrease)	—	—	—	—	—	—	—	—
Other changes	—	—	11	(1)	—	(31)	(21)	—
Balance, December 31, 2016	$25	$(9)	$4,408	$1,787	$(1,767)	$7	$4,451	$21

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

The deeds of merger for the mergers of Fiat Industrial and CNH Global with and into CNH Industrial (the “Merger”) were executed, respectively, on September 27 and 28, 2013. The effective date of the Merger was September 29, 2013. A primary objective of the Merger was to simplify the capital structure of Fiat Industrial (CNH Industrial subsequent to the Merger) by creating a single class of liquid stock listed on the NYSE and on the MTA. The principal steps in the Merger were:

•	the cross-border merger of Fiat Netherlands Holding N.V. (“FNH”) with and into Fiat Industrial (the “FNH Merger”), which occurred on August 1, 2013;
•	the cross-border reverse merger of Fiat Industrial with and into FI CBM Holdings N.V. (CNH Industrial after the Merger) (the “FI Merger”); and
•	the Dutch merger of CNH Global with and into FI CBM Holdings N.V. (the “CNH Merger”).

All the companies (i.e., Fiat Industrial, FI CBM Holdings N.V., FNH and CNH Global) involved in the Merger were part of Fiat Industrial. In particular:

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

On January 1, 2011, Fiat S.p.A. (“Fiat”, which effective October 12, 2014 was merged into Fiat Chrysler Automobiles N.V. or “FCA”) effected a “demerger” under Article 2506 of the Italian Civil Code (the “Demerger”). Pursuant to the Demerger, Fiat transferred its ownership interest in FNH to a new holding company, Fiat Industrial, including Fiat’s indirect ownership of CNH Global, as well as Fiat’s truck and commercial vehicles business and its industrial and marine powertrain business. Consequently, as of January 1, 2011, CNH Global became a subsidiary of Fiat Industrial. In connection with the Demerger, shareholders of Fiat received shares of capital stock of Fiat Industrial. Accordingly, as of January 1, 2011, Fiat Industrial owned approximately 89% of CNH Global’s outstanding common shares through FNH. Fiat Industrial was a corporation organized under the laws of the Republic of Italy whose stock was traded on the Milan stock exchange.

Following the Merger between Fiat Industrial and CNH Global, the Company realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment (ii) Construction Equipment, which designs, produces and sells construction equipment (iii) Commercial Vehicles, which designs, produces and sell trucks, commercial vehicles, buses, and specialty vehicles (iv) Powertrain, which produces and sells engines, transmissions and axles for those vehicles and engines for marine and power generation applications; and (v) Financial Services, which provides financial services to the customers of the Company’s products. The Company’s worldwide agricultural equipment, construction equipment, commercial vehicles, powertrain operations as well as corporate functions are collectively referred to as “Industrial Activities”.

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

Certain prior period balances have been reclassified to conform to the current period presentation resulting from the adoption of new accounting pronouncements.

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

There were no significant business combinations in 2015 or 2016.

Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses. Significant estimates in these consolidated financial statements include the realizable value of property, plant and equipment, goodwill and other intangibles; residual values of equipment on operating leases; allowance for credit losses; tax contingencies; liabilities for warranties; sales allowances; and assets and obligations related to employee benefits. Actual results could differ from these estimates.

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

Advertising

CNH Industrial expenses advertising costs as incurred. Advertising expense totaled $145 million, $155 million, and $218 million for the years ended December 31, 2016, 2015, and 2014, respectively.

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

Foreign Currency

Certain of CNH Industrial’s non-U.S. subsidiaries and affiliates maintain their books and accounting records using local currency as the functional currency. Assets and liabilities of these non-U.S. subsidiaries are translated into U.S. dollars at period-end exchange rates, and net exchange gains or losses resulting from such translation are included in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Income and expense accounts of these non-U.S. subsidiaries are translated at the average exchange rates for the period. Gains and losses from foreign currency transactions are included in net income in the period during which they arise. Net foreign currency transaction gains and losses are reflected in “Other, net” in the accompanying consolidated statements of operations. For the years ended December 31, 2016, 2015, and 2014, the Company recorded a net gain of $50 million, a net loss $581 million, and a net loss of $340 million, respectively. Included in the net gain (loss) in 2016, 2015, and 2014 were the re-measurement charges of $27 million, $150 million, and $71 million, respectively, on the Venezuelan bolivar fuerte (“Bs.F., or “bolivars”) rate described below, as well as a charge of $22 million and $40 million due to the devaluation of net monetary assets of Argentinian subsidiaries in 2016 and 2015. As described in “Note 14: Financial Instruments”, the Company uses hedging instruments to mitigate foreign currency risk. Net of the gains realized on foreign currency hedging instruments, the Company recorded a loss of $149 million, $289 million, and $132 million for the three years ended December 31, 2016, 2015, and 2014, respectively.

The functional currency of CNH Industrial’s Venezuelan subsidiary is the U.S. dollar. At the end of each period, CNH Industrial re-measures the net monetary assets of its Venezuelan subsidiary from the bolivars to the U.S. dollar at the rate it believes is legally available to the Company.

In January 2014, the Venezuelan government enacted changes affecting the country’s currency exchange and other controls, and established a new foreign currency administration, the National Center for Foreign Commerce (“CENCOEX”). CENCOEX assumed control of the sale and purchase of foreign currency in Venezuela, and established the official exchange rate of 6.3 bolivars to 1.0 U.S. dollar. Additionally, the government expanded the types of transactions that may be subject to the weekly auction mechanism under SICAD I. For a period of time, the Venezuelan government announced plans for SICAD II, which was intended to more closely resemble a market-driven exchange.

In February 2015, the Venezuelan government announced that the two previously used currency conversion mechanisms (SICAD I and SICAD II) had been merged into a single mechanism called SICAD and introduced a new open market exchange rate system, SIMADI. The changes created a three-tiered system. In the third quarter of 2015, due to progressively deteriorating economic conditions in Venezuela, management determined that the SIMADI rate was the most appropriate legally available rate and remeasured the net monetary assets of CNH Industrial’s Venezuelan subsidiary, resulting in a pre- and after-tax charge of $150 million recorded in the line item “Other, net” in the Company’s consolidated statement of operations.

In March 2016, the Venezuelan government devalued its currency and reduced its existing three-tiered system to a two-tiered system by eliminating the SICAD rate. The CENCOEX rate, which was the official rate available for purchases and sales of essential items, was changed to 10 bolivars per U.S. dollar from 6.3 and is now known as DIPRO. The Venezuelan government also announced that the SIMADI rate would be replaced by the DICOM rate, which is allowed to float freely and fluctuates based on supply and demand. As a result, management determined that the DICOM rate was the most appropriate legally available rate and remeasured the net monetary assets of the Company’s Venezuelan subsidiary at the end of each quarter of 2016, except for those cases in which the Group had a legally enforceable right of obtaining U.S. dollars at a different predetermined exchange rate. The DICOM exchange rate used by CNH Industrial at December 31, 2016 was 673.76 bolivars per U.S. dollar resulting in a re-measurement charge of $12 million in 2016. Furthermore, at December 31, 2016, following an assessment of the recoverability of a monetary asset for which CNH Industrial had a legally enforceable right of obtaining U.S. dollars at a different predetermined exchange rate, the Group re-measured that asset at the DICOM rate resulting in a remeasurement charge of $15 million. Additionally, CNH Industrial assessed for impairment a non-monetary asset resulting in the recognition of an impairment charge of $19 million attributable to the currency devaluation, while the market value in local currency did not decrease. As a result, in December 2016, CNH Industrial recorded a re-measurement and impairment charge for a total of $34 million in the line item “Other, Net”.

CNH Industrial’s results of operations in Venezuela for the year ended December 31, 2016 were negligible as a percentage of both CNH Industrial’s net revenues and trading profit.

As of December 31, 2016, the Company continues to control, and therefore consolidate, its Venezuelan operations. Despite the significant macroeconomic challenges in the country, CNH Industrial intends to continue its presence in the Venezuelan market for the foreseeable future. CNH Industrial continues to monitor the Venezuelan economic situation and is actively engaged in discussions with the Venezuelan government agencies concerning its ongoing business activities. If, in the future, it concludes that it no longer maintains control over its operations in Venezuela, CNH Industrial may need to de-consolidate its operations in Venezuela, which would result in a pre- and after-tax charge of approximately $84 million.

The functional currency of CNH Industrial’s Argentinian subsidiaries is the U.S. dollar. At the end of each period, CNH Industrial re-measures the net monetary assets of its Argentinian subsidiaries from the Argentine Peso into the U.S. dollar. In 2016, CNH Industrial recorded a charge of $22 million following the re-measurement of such net monetary assets. At December 31, 2015, CNH Industrial held $50 million in principal amount of bonds offered to importers by the Argentinian government in order to help importers settle their backlog of payments. These bonds were regularly repaid by the government during 2016.

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

CNH Industrial paid interest of $930 million, $945 million, and $944 million for the years ended December 31, 2016, 2015, and 2014, respectively. For 2016, the amount includes the charge of $60 million paid on repurchase of portions of Case New Holland Industrial Inc. 7.875% Notes due 2017.

CNH Industrial paid taxes of $104 million, $345 million, and $744 million in 2016, 2015, and 2014, respectively.

Receivables

Receivables are recorded at amortized cost, net of allowances for credit losses and deferred fees and costs.

Periodically, the Company sells or transfers retail notes, wholesale receivables and commercial revolving accounts receivable to funding facilities or in securitization transactions. In accordance with the accounting guidance regarding transfers of financial assets and the consolidation of VIEs, the retail notes, wholesale receivables and commercial revolving accounts receivable sold in securitizations do not qualify as sales and are recorded as secured borrowings with no gains or losses recognized at the time of securitization. Receivables associated with these securitization transactions and receivables that the Company has the ability and intent to hold for the foreseeable future are classified as held for investment. The substantial majority of the Company’s receivables, which include unrestricted receivables and restricted receivables for securitization investors, are classified as held for investment.

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

Goodwill and Other Intangibles

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired. Goodwill and indefinite-lived intangible assets are reviewed for impairment at least annually. During 2016 and 2015, the Company performed its annual impairment review as of December 31 and concluded that there was no impairment in either year.

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

Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets

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

New Accounting Pronouncements

Adopted

Debt Issuance Costs

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). This standard amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of a deferred charge. In August 2015, the FASB issued ASU 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements (“ASU 2015-15”), which amends ASC 835-30, Interest—Imputation of Interest and clarifies ASU 2015-03. These costs may be presented as an asset and amortized ratably over the term of the line of credit arrangement, regardless of whether there are outstanding borrowings on the arrangement. The Company adopted the guidance retrospectively as of January 1, 2016, which did not have a material impact on its consolidated financial statements.

Going Concern

In August 2014, the FASB issued ASU 2014-15, Uncertainties About an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). ASU 2014-15 provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. An entity must also provide certain disclosures if there is “substantial doubt” about the entity’s ability to continue as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods thereafter. The Company adopted the guidance as of December 31, 2016, which did not have a material impact on its consolidated financial statements.

Not Yet Adopted

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606) (“ASU 2014-09”), which supersedes existing revenue recognition guidance under current U.S. GAAP. The new standard requires an entity to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration that the entity expects to receive. This new revenue recognition model defines a five-step process to achieve this objective. The new standard also requires additional disclosures to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts with customers. In August 2015, the FASB amended the effective date to be the first quarter of fiscal year 2018 with early adoption permitted in 2017. The FASB subsequently issued several amendments in 2016 clarifying various aspects of ASU 2014-09, including revenue transactions that involve a third party, goods or services that are immaterial in the context of the contract, licensing arrangements, certain transition practical expedients, disclosure of performance obligation and provisions for losses on construction-type and production-type contracts. Entities have the option to apply the new guidance under a retrospective approach to each prior reporting period presented, or a modified retrospective approach with the cumulative effect of initially applying the new guidance recognized at the date of initial application within the consolidated statement of changes in equity.

The Company plans to adopt the new standard effective January 1, 2018. The Company is currently evaluating which transition method to elect. The Company is still evaluating the overall effect the adoption of this standard will have, but in its implementation efforts to date has not identified any matters that it currently believes would result in a material effect on its consolidated net income/(loss), net equity or cash flows.

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

Financial Instruments

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which amends ASC 825-10, Financial Instruments - Overall. This ASU changes the treatment for available-for-sale equity investments by recognizing unrealized fair value changes directly in net income, and no longer in other comprehensive income. The ASU is effective January 1, 2018, with the cumulative-effect adjustment from initially applying the new standard recognized in the consolidated statement of financial position as of January 1, 2018. The impact of the adjustments on the Company’s net income, financial position, and cash flows is expected to be immaterial.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which establishes ASC 326, Financial Instruments - Credit Losses. The ASU introduced a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. Additional disclosures about significant estimates and credit quality are also required. The ASU is effective for annual period beginning after December 15, 2019 with early adoption permitted for annual periods beginning after December 15, 2018. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which supersedes ASC 840, Leases. The ASU’s most prominent change is the requirement for lessees to recognize leased assets and liabilities classified as operating leases under previous GAAP. The ASU does not significantly change the lessee’s recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. ASU 2016-02 also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. It is effective for annual reporting periods beginning after December 15, 2018 including interim periods within those fiscal years, but early adoption is permitted. The ASU requires a modified retrospective transition approach and provides certain optional transition relief. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

Investments

In March 2016, the FASB issued ASU 2016-07, Investments—Equity Method and Joint Ventures (“ASU 2016-07”). As part of the FASB’s simplification initiative, this update eliminates the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust its financial statements retrospectively as if the equity method had been in effect during all previous periods. It requires that an entity, which has an available for sale equity security that becomes qualified for the equity method of accounting, recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date it becomes qualified to use the equity method. ASU 2016-07 is effective for annual reporting periods beginning after December 15, 2016 with prospective application, and may be early-adopted. The Company does not believe the adoption of this standard will have a material impact on its consolidated financial statements.

Share-based Compensation

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The standard is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows, and forfeitures. ASU 2016-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, and early adoption is permitted. Amendment application requirements include modified retrospective transition, retrospective, prospective, or retrospective transition methods, and vary depending on the accounting area affected. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

Statement of Cash Flows

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”) that changes the presentation of restricted cash and cash equivalents on the statement of cash flows. Restricted cash and restricted cash equivalents will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period amounts shown on the statement of cash flows. ASU 2016-18 is effective for annual reporting periods beginning after December 15, 2017, and early adoption is permitted. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

Goodwill Impairment

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test of Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 simplifies the subsequent measurement of goodwill by removing the second step of the two-step impairment test. The amendment requires an entity to perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The amendment should be applied on a prospective basis. ASU 2017-04 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company intends to early adopt the ASU in 2017.

Note 3: Receivables

Trade Receivables, net

As of December 31, 2016 and 2015, the Company had trade receivables of $623 million and $580 million, respectively. Trade receivables are shown net of allowances for doubtful accounts of $104 million and $174 million at December 31, 2016 and 2015 respectively. Trade accounts have significant concentrations of credit risk in the Agricultural Equipment, Construction Equipment and Commercial Vehicles segments. On a geographic basis, there is not a disproportionate concentration of credit risk in any area.

The Industrial Activities businesses sell a significant portion of their trade receivables to Financial Services and provide compensation to Financial Services at approximate market interest rates.

Financing Receivables, net

A summary of financing receivables included in the consolidated balance sheets as of December 31, 2016 and 2015 is as follows:

	2016	2015
	(in millions)
Retail	$9,949	$10,344
Wholesale	8,583	8,611
Other	130	46
Total	$18,662	$19,001

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

Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest free” period, Financial Services is compensated by Industrial Activities for the difference between market interest rates and the amount paid by the dealer. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until CNH Industrial receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. Interest rates are set based on market factors and based on Euribor or the equivalent financial market rate (e.g. FHBR, Finance House Base Rate for UK). CNH Industrial evaluates and assesses dealers on an ongoing basis as to their credit worthiness. CNH Industrial may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in 2016, 2015 or 2014 relating to the termination of dealer contracts.

Financing receivables generally have significant concentrations of credit risk in the agriculture, construction and truck industries. On a geographic basis, there is not a disproportionate concentration of credit risk in any area. The Company typically retains as collateral a security interest in the equipment associated with retail notes, wholesale notes and finance leases.

As part of the Company’s overall funding strategy, the Company periodically transfers certain receivables into VIEs that are special purposes entities (“SPEs”) as part of its asset-back securitization program and are not available to the Company’s general creditors. Please see the securitization discussion at the end of this footnote.

Contractual maturities of financing receivables as of December 31, 2016 are as follows:

Amount
(in millions)
2017	$11,171
2018	2,396
2019	2,034
2020	1,389
2021	1,479
2022 and thereafter	193
Total	$18,662
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

The aging of financing receivables as of December 31, 2016 and 2015 is as follows (in millions):

	2016
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail
NAFTA	$27	$—	$—	$27	$7,172	$7,199	$32	$7,231
EMEA	—	—	—	—	348	348	—	348
LATAM	14	—	—	14	1,662	1,676	73	1,749
APAC	1	—	—	1	620	621	—	621
Total Retail	$42	$—	$—	$42	$9,802	$9,844	$105	$9,949
Wholesale
NAFTA	$—	$—	$—	$—	$3,591	$3,591	$39	$3,630
EMEA	29	2	—	31	3,847	3,878	23	3,901
LATAM	—	—	—	—	594	594	2	596
APAC	2	—	6	8	448	456	—	456
Total Wholesale	$31	$2	$6	$39	$8,480	$8,519	$64	$8,583

	2015
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail
NAFTA	$17	$—	$—	$17	$7,869	$7,886	$36	$7,922
EMEA	—	—	—	—	572	572	1	573
LATAM	6	—	—	6	1,286	1,292	44	1,336
APAC	1	3	—	4	509	513	—	513
Total Retail	$24	$3	$—	$27	$10,236	$10,263	$81	$10,344
Wholesale
NAFTA	$—	$—	$—	$—	$3,656	$3,656	$79	$3,735
EMEA	33	2	—	35	3,613	3,648	26	3,674
LATAM	3	—	—	3	595	598	4	602
APAC	6	4	26	36	518	554	46	600
Total Wholesale	$42	$6	$26	$74	$8,382	$8,456	$155	$8,611

Allowance for credit losses activity for the three years ended December 31, 2016, 2015 and 2014 is as follows (in millions):

	December 31, 2016
	Retail	Wholesale	Other	Total
Opening balance	$394	$158	$—	$552
Provision	52	60	—	112
Charge-offs, net of recoveries	(82)	(14)	—	(96)
Foreign currency translation and other	10	(4)	—	6
Ending balance	374	200	—	574
Ending balance: Individually evaluated for impairment	179	149	—	328
Ending balance: Collectively evaluated for impairment	195	51	—	246
Receivables:
Ending balance	9,949	8,583	130	18,662
Ending balance: Individually evaluated for impairment	317	491	—	808
Ending balance: Collectively evaluated for impairment	$9,632	$8,092	$130	$17,854

	December 31, 2015
	Retail	Wholesale	Other	Total
Opening balance	$468	$182	$—	$650
Provision	81	27	—	108
Charge-offs, net of recoveries	(92)	(13)	—	(105)
Foreign currency translation and other	(63)	(38)	—	(101)
Ending balance	394	158	—	552
Ending balance: Individually evaluated for impairment	187	125	—	312
Ending balance: Collectively evaluated for impairment	207	33	—	240
Receivables:
Ending balance	10,344	8,611	46	19,001
Ending balance: Individually evaluated for impairment	416	767	—	1,183
Ending balance: Collectively evaluated for impairment	$9,928	$7,844	$46	$17,818

	December 31, 2014
	Retail	Wholesale	Other	Total
Opening balance	$613	$112	$1	$726
Provision	86	71	2	159
Charge-offs, net of recoveries	(135)	(24)	(2)	(161)
Foreign currency translation and other	(96)	23	(1)	(74)
Ending balance	468	182	—	650
Ending balance: Individually evaluated for impairment	233	115	—	348
Ending balance: Collectively evaluated for impairment	235	67	—	302
Receivables:
Ending balance	11,978	9,400	94	21,472
Ending balance: Individually evaluated for impairment	484	758	—	1,242
Ending balance: Collectively evaluated for impairment	$11,494	$8,642	$94	$20,230

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

	2016				2015
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment
	(in millions)
With no related allowance
Retail
NAFTA	$—	$—	$—	$—	$41	$40	$—	$37
EMEA	$90	$90	$—	$74	$74	$74	$—	$79
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
Wholesale
NAFTA	$—	$—	$—	$—	$—	$—	$—	$—
EMEA	$—	$—	$—	$—	$33	$33	$—	$35
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
With an allowance recorded
Retail
NAFTA	$31	$30	$18	$31	$54	$53	$18	$52
EMEA	$171	$171	$143	$195	$238	$238	$167	$263
LATAM	$23	$23	$17	$23	$—	$—	$—	$—
APAC	$2	$2	$1	$2	$9	$9	$2	$12
Wholesale
NAFTA	$44	$43	$4	$46	$82	$82	$3	$92
EMEA	$420	$420	$131	$378	$607	$607	$95	$657
LATAM	$22	$15	$12	$18	$25	$21	$7	$22
APAC	$5	$5	$2	$18	$20	$20	$20	$18
Total
Retail	$317	$316	$179	$325	$416	$414	$187	$443
Wholesale	$491	$483	$149	$460	$767	$763	$125	$824

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

For the year December 31, 2016, the Company had approximately 658 retail and finance lease receivable contracts classified as TDRs in NAFTA, of which the pre-modification value was $28 million and the post-modification value was $27 million. The court has determined the concession in 238 of these cases. The pre-modification value of these contracts was $4 million and the post-modification value was $4 million. For the year ended December 31, 2015, the Company had approximately 601 retail and finance lease receivable contracts classified as TDRs in NAFTA, of which the pre-modification value was $22 million and the post-modification value was $21 million. The court has determined the concession in 283 of these cases. The pre-modification value of these contracts was $5 million and the post-modification value was $4 million. As the outcome of the bankruptcy cases is determined by the court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease receivable contracts that were modified in a TDR during the twelve months ended December 31, 2016 and 2015.

For the years ended December 31, 2016 and 2015, the Company had approximately $23 million and $77 million, respectively, in retail and finance lease receivable contracts classified as TDRs in EMEA. The primary concession was skipped payments and extended contract maturities, and as such, the post-modification value approximates the pre-modification value. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the twelve months ended December 31, 2016 and 2015.

For the years ended December 31, 2016 and 2015, the Company had approximately $19 million and $25 million, respectively, in retail and finance lease receivable contracts classified as TDRs in LATAM. The concessions granted on these receivables are primarily skipped payments and extended contract maturities. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the twelve months ended December 31, 2016 and 2015.

As of December 31, 2016 and 2015, the Company’s wholesale TDRs were immaterial.

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

At December 31, 2016 and 2015, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	2016	2015
Retail note and finance lease receivables	$7,140	$7,695
Wholesale receivables	6,445	6,189
Total	$13,585	$13,884

Note 4: Inventories

Inventories (stated at the lower of cost or market, cost being determined on a FIFO basis) as of December 31, 2016 and 2015 consist of the following:

	2016	2015
	(in millions)
Raw materials	$1,185	$1,254
Work-in-process	757	747
Finished goods	3,667	3,689
Total Inventories	$5,609	$5,690

Note 5: Property, Plant and Equipment

A summary of property, plant and equipment as of December 31, 2016, and 2015 is as follows:

	2016	2015
	(in millions)
Land and industrial buildings	$3,075	$3,056
Plant, machinery and equipment	7,959	7,857
Assets sold with buy-back commitment	3,021	2,775
Construction in progress	131	191
Other	782	799
Gross property, plant and equipment	14,968	14,678
Accumulated depreciation	(8,571)	(8,197)
Net property, plant and equipment	$6,397	$6,481

A summary of property, plant and equipment recorded under capital leases¹ as of December 31, 2016, and 2015 is as follows:

	2016	2015
	(in millions)
Gross capital leases ²	$169	$139
Accumulated depreciation	(53)	(50)
Net capital leases	$116	$89

(1)	Included in property, plant and equipment table above
(2)	Consists of industrial buildings, plant, machinery and equipment

Depreciation expense on the above property, plant and equipment totaled $884 million, $824 million, and $873 million for the years ended December 31, 2016, 2015, and 2014, respectively. Excluding depreciation for assets sold with buy-back commitments, depreciation expenses totaled $605 million, $592 million, and $623 million for the years ended December 31, 2016, 2015, and 2014, respectively.

Commercial Vehicles recognized an impairment loss of $26 million, $18 million and $22 million on assets sold with a buy-back commitment for the years ended December 31, 2016, 2015, and 2014, respectively. The losses are recognized in “Cost of goods sold.”

The Company had contractual commitments of $119 million and $124 million for the acquisition of property, plant and equipment at December 31, 2016 and 2015, respectively.

Note 6: Investments in Unconsolidated Subsidiaries and Affiliates

A summary of investments in unconsolidated subsidiaries and affiliates as of December 31, 2016 and 2015 is as follows:

	2016	2015
	(in millions)
Equity method	$479	$519
Cost method	8	8
Total	$487	$527

A summary of the combined results of operations and financial position as reported by the investees that CNH Industrial accounts for using the equity method is as follows:

	For the Years Ended December 31,
	2016	2015	2014
	(in millions)
Net revenue	$3,670	$3,911	$4,849
Income before taxes	$99	$127	$251
Net income	$48	$68	$194

	As of December 31,
	2016	2015
	(in millions)
Total Assets	$6,919	$6,867
Total Liabilities	$5,758	$5,545
Total Equity	$1,161	$1,322

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

Note 7: Equipment on Operating Leases

Equipment on operating leases primarily include products leased to customers by Agricultural Equipment, Construction Equipment and Commercial Vehicles. A summary of equipment on operating leases as of December 31, 2016 and 2015 is as follows:

	2016	2015
	(in millions)
Equipment on operating leases	$2,253	$2,127
Accumulated depreciation	(346)	(292)
Net equipment on operating leases	$1,907	$1,835

Depreciation expense on equipment on operating leases is recorded in “Other, net” and amounted to $267 million, $215 million and $159 million for the years ended December 31, 2016, 2015, and 2014, respectively.

Lease payments owed to CNH Industrial for equipment under non-cancelable operating leases as of December 31, 2016, are as follows:

Amount
(in millions)
2017	$176
2018	114
2019	44
2020	17
2021	5
Beyond 5 years	—
Total	$356

Note 8: Goodwill and Other Intangibles

Changes in the carrying amount of goodwill, for the years ended December 31, 2016 and 2015 are as follows:

	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at January 1, 2015	$1,662	$595	$61	$5	$161	$2,484
Impact of foreign exchange	(17)	(7)	(4)	—	(9)	(37)
Balance at December 31, 2015	$1,645	$588	$57	$5	$152	$2,447
Impact of foreign exchange	3	—	(2)	—	1	2
Balance at December 31, 2016	$1,648	$588	$55	$5	$153	$2,449

Goodwill and other indefinite-lived intangible assets are tested for impairment annually or more frequently if a triggering event occurs. In 2016 and 2015, CNH Industrial performed its annual impairment review as of December 31 and concluded that there were no impairments in either year.

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

The vast majority of goodwill, representing approximately 97% of the total, as of December 31, 2016, related to Agricultural Equipment (67%), Construction Equipment (24%) and Financial Services (6%) and as such, the impairment testing of these reporting units is discussed in detail below.

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

As of December 31, 2016, the estimated fair values of the Agricultural Equipment and Financial Services reporting units exceeded the carrying values by approximately 70% and 29%, respectively. The Construction Equipment reporting unit had an excess of fair value over carrying value of approximately 24%. Although the excess of fair value over carrying value is over 20%, the Construction Equipment reporting unit is considered to be at higher risk of potential failure of step one of the impairment test in future reporting periods, due primarily to declines in market demand for construction equipment. Holding all other assumptions constant, a 3.9 p.p. increase in the discount rate could result in an impairment loss in future reporting periods.

The sum of the fair values of CNH Industrial’s reporting units was in excess of CNH Industrial’s market capitalization. CNH Industrial believes that the difference between the fair value and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken into consideration.

As of December 31, 2016, and 2015, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		2016			2015
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in millions)
Other intangible assets subject to amortization:
Dealer networks	15	$316	$168	$148	$289	$143	$146
Patents, concessions and licenses and other	5-25	1,649	1,284	365	1,569	1,187	382
		1,965	1,452	513	1,858	1,330	528
Other intangible assets not subject to amortization:
Trademarks		274	—	274	282	—	282
Total Other intangible assets		$2,239	$1,452	$787	$2,140	$1,330	$810

CNH Industrial recorded amortization expense of $111 million, $107 million, and $108 million during 2016, 2015, and 2014, respectively.

Based on the current amount of other intangible assets subject to amortization, the estimated annual amortization expense for each of the succeeding 5 years is expected to be as follows: $101 million in 2017; $94 million in 2018; $81 million in 2019, $55 million in 2020; and $44 million in 2021.

Note 9: Debt

Credit Facilities

Lenders of committed credit facilities have the obligation to make advances up to the facility amount. Lenders of uncommitted facilities have the right to terminate the agreement with prior notice to CNH Industrial. At December 31, 2016, available committed unsecured facilities expiring after twelve months amounted to $2.9 billion ($3.0 billion at December 31, 2015).

In 2016, the Company signed a renewal of a five-year committed revolving credit facility for €1.75 billion. The renewal extends the maturity of the previous €1.75 billion committed revolving credit facility from 2019 until 2021. The €1.75 billion ($1.8 billion at year end 2016 exchange rate) facility includes financial covenants that require Industrial Activities to maintain Net debt/EBITDA and EBITDA/Net interest ratios. The failure to comply with the financial covenants can lead to the requirement to make early repayment of the outstanding advances. At December 31, 2016, the Company was in compliance with all covenants in the revolving credit facility.

Debt

A summary of debt as of December 31, 2016 and 2015, including drawings under credit lines, is as follows:

	2016			2015
	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated
	(in millions)
Bonds:
Payable in 2016, interest rate of 7.250%	$—	$—	$—	$254	$—	$254
Payable in 2017, interest rate of 7.875%	636	—	636	1,500	—	1,500
Payable in 2018, interest rate of 6.250%	1,265	—	1,265	1,306	—	1,306
Payable in 2019, interest rate of 2.750%	1,054	—	1,054	1,089	—	1,089
Payable in 2021, interest rate of 2.875%	738	—	738	762	—	762
Payable in 2023, interest rate of 2.875%	527	—	527	—	—	—
Payable in 2023, interest rate of 4.500%	600	—	600	—	—	—
Payable in 2025, interest rate of 3.500%	105	—	105	109	—	109
Payable in 2028, interest rate of 3.875%	53	—	53	—	—	—
Payable in 2016, interest rate of 6.250%	—	—	—	—	500	500
Payable in 2017, interest rate of 3.250%	—	500	500	—	500	500
Payable in 2018, interest rate of 3.625%	—	600	600	—	600	600
Payable in 2018, interest rate of 3.875%	—	600	600	—	600	600
Payable in 2019, interest rate of 3.375%	—	500	500	—	500	500
Payable in 2020, interest rate of 4.375%	—	600	600	—	600	600
Payable in 2021, interest rate of 4.875%	—	500	500	—	—	—
Payable in 2021, interest rate of 3.875%	—	400	400	—	—	—
Hedging effects, bond premium/discount, and unamortized issuance costs	(34)	(31)	(65)	(11)	(20)	(31)
Total Bonds	$4,944	$3,669	$8,613	$5,009	$3,280	$8,289
Asset-backed debt	8	11,776	11,784	13	12,986	12,999
Other Debt	1,742	3,137	4,879	2,192	2,821	5,013
Intersegment debt	997	1,479	—	1,046	2,089	—
Total Debt	$7,691	$20,061	$25,276	$8,260	$21,176	$26,301

The weighted-average interest rate on consolidated debt at December 31, 2016, and 2015 was 3.2% and 3.3%, respectively.

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

In April 2016, CNH Industrial Finance Europe S.A. issued €50 million of notes as a private placement, due in 2028 and bearing fixed interest at a rate of 3.875% (the “3.875% CIFE Notes”). The 3.875% CIFE Notes have been issued under the €10 billion Global Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.

In May 2016, CNH Industrial Finance Europe S.A. issued €500 million of notes at an annual fixed rate of 2.875% (the “2.875% Notes”) due May 2023. The 2.875% Notes have been issued under the €10 billion Global Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.

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

In June 2010, Case New Holland Industrial Inc. issued $1.5 billion of debt securities at an annual fixed rate of 7.875% (the “7.875% Senior Notes”) due in 2017. The 7.875% Senior Notes are fully and unconditionally guaranteed by CNH Industrial N.V. (as successor to CNH Global N.V.) and certain of its direct and indirect subsidiaries. The 7.875% Senior Notes contain certain covenants that limit the ability of CNH Industrial N.V. and its restricted subsidiaries to, among other things, incur secured funded debt or enter into certain leaseback transactions; the ability of CNH Industrial non-guarantor restricted subsidiaries other than Case New Holland Industrial Inc. or any credit subsidiaries to incur additional funded debt and the ability of CNH Industrial, Case New Holland Industrial Inc. and CNH Industrial guarantor subsidiaries to consolidate, merge, convey, transfer or lease out properties and assets. The 7.875% Senior Notes are redeemable at Case New Holland Industrial Inc.’s option at any time at a price equal to 100% of the principal amount of the notes plus a make-whole premium defined in the respective indentures. In August and December of 2016, Case New Holland Industrial Inc. repurchased $450 million and $414 million, respectively, in aggregate principal amount of its 7.875% notes following a cash tender offer announced in the same months.

In November 2011, CNH Industrial Capital LLC issued $500 million of debt securities at an annual fixed rate of 6.250% (the “6.250% Notes”) due in 2016. The 6.250% Notes are fully and unconditionally guaranteed by certain wholly owned subsidiaries of the issuer. These notes matured and were repaid in 2016.

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

In June 2015, CNH Industrial Capital LLC issued $600 million of debt securities at an annual fixed rate of 3.875% (the “3.875% Notes due 2018”) due in 2018. The 3.875% Notes due 2018 are fully and unconditionally guaranteed by certain wholly owned subsidiaries of the issuer.

In November 2015, CNH Industrial Capital LLC issued $600 million of debt securities at an annual fixed interest rate of 4.375% (the “4.375% Notes”) due in 2020. The 4.375% Notes are fully and unconditionally guaranteed by certain wholly owned subsidiaries of the issuer.

In March 2016, CNH Industrial Capital LLC issued $500 million of debt securities at an annual fixed rate of 4.875% (the “4.875% Notes”) due in April 2021. The 4.875% Notes are fully and unconditionally guaranteed by certain wholly owned subsidiaries of the issuer.

In August 2016, CNH Industrial N.V. issued $600 million of notes at a semi-annual interest rate of 4.500% (the “4.500% Notes) due August 2023. The 4.500% Notes are fully and unconditionally guaranteed by certain wholly owned subsidiaries of the issuer.

In October 2016, CNH Industrial Capital LLC issued $400 million of debt securities at an annual fixed rate of 3.875% (the “3.875% Notes due 2021”) due in October 2021. The 3.875% Notes due 2021 are fully and unconditionally guaranteed by certain wholly owned subsidiaries of the issuer.

The notes issued by CNH Industrial Finance Europe S.A., CNH Industrial Capital LLC and Case New Holland Industrial Inc. contain customary covenants that, among other things, restrict the Company’s ability to secure debt or other obligations with a pledge of collateral. In addition, the notes guaranteed by CNH Industrial N.V. under the Global Medium Term Note Programme, contain clauses, that could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrade.

Other debt consists primarily of borrowings from banks which are at various terms and rates.  Included in Other Debt of Financial Services is approximately $1.4 billion and $1.1 billion at December 31, 2016 and 2015, respectively, of funding provided by the Brazilian development agency, Banco Nacional de Desenvolvimento Econômico e Social (BNDES). The program provides subsidized funding to financial institutions to be loaned to customers to support the purchase of agricultural or construction machinery in accordance with the program.

A summary of the minimum annual repayments of debt as of December 31, 2016, for 2017 and thereafter is as follows:

	Industrial Activities	Financial Services	Consolidated
	(in millions)
2017	$1,331	$8,948	$10,279
2018	1,640	4,095	5,735
2019	1,504	2,365	3,869
2020	90	1,811	1,901
2021	763	1,198	1,961
2022 and thereafter	1,366	165	1,531
Intersegment	997	1,479	—
Total	$7,691	$20,061	$25,276

       Please refer to “Note 14: Financial Instruments” for fair value information on debt.

Note 10: Income Taxes

CNH Industrial N.V. and its subsidiaries have substantial worldwide operations. The Company’s subsidiaries incur tax obligations in the jurisdictions in which they operate. The Company’s provision for income taxes as reported in its consolidated statements of operations for the year ended December 31, 2016 of $298 million consists almost entirely of the income taxes owed by the subsidiaries of CNH Industrial N.V.

The sources of income before taxes and equity in income of unconsolidated subsidiaries and affiliates for the years ended December 31, 2016, 2015, and 2014 are as follows:

	2016	2015	2014
	(in millions)
Parent country source	$(73)	$11	$(12)
Foreign sources	64	556	1,101
Income (loss) before taxes and equity in income of unconsolidated subsidiaries and affiliates	$(9)	$567	$1,089

The provision for income taxes for the years ended December 31, 2016, 2015 and 2014 consisted of the following:

	2016	2015	2014
	(in millions)
Current income taxes	$229	$263	$489
Deferred income taxes	69	97	(22)
Total income tax provision	$298	$360	$467

CNH Industrial N.V. is incorporated in the Netherlands, but the Company is a tax resident of the United Kingdom. The reconciliation of the differences between the provision for income taxes and the statutory rate is presented on the basis of the weighted average of the United Kingdom statutory main corporation tax rates in force over each of the Company’s calendar year reporting periods of 22% in 2014 and 20% in 2015 and 2016. A reconciliation of CNH Industrial’s income tax expense for the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016	2015	2014
	(in millions)
Tax provision at the parent statutory rate	$(2)	$115	$234
Foreign income taxed at different rates	(11)	56	149
Change in valuation allowance	133	111	148
Italian IRAP taxes	22	6	38
Tax contingencies	(2)	26	(60)
Tax credits and incentives	(88)	(43)	(83)
Venezuela remeasurement and impairment charges	16	51	—
Non-deductible EC Settlement	160	—	—
Change in tax rate or law	14	23	—
Withholding taxes	11	8	7
Other	45	7	34
Total income tax provision	$298	$360	$467

The 2016 effective tax rate was impacted by the non-tax deductible charge of $551 million incurred in the first half of 2016 for the European Commission settlement. For more information on the European Commission Settlement, see “Note 13, Commitments and contingencies”.

During December 2016, the Company completed a corporate reorganization of its Latin American operations, resulting in a $59 million charge to tax expense, comprised of $58 million related to changes in valuation allowances booked against deferred tax assets in Brazil and Argentina and $1 million related to certain other basis adjustments.

At December 31, 2016, undistributed earnings in certain subsidiaries outside the United Kingdom totaled $5.3 billion for which no deferred tax has been recorded because the remittance of earnings from certain jurisdictions would incur no tax or such earnings are permanently reinvested. The Company has determined that the amount of unrecognized deferred tax liability relating to the $5.3 billion undistributed earnings is approximately $50 million and attributable to foreign withholding taxes in certain jurisdictions. Further, the Company evaluated the undistributed earnings from its joint ventures in which it owned 50% or less, and recorded $8 million of deferred taxes as of December 31, 2016. The repatriation of undistributed earnings to the United Kingdom is generally exempt from United Kingdom income taxes under a full participation exemption.

Deferred Income Tax Assets and Liabilities

The components of net deferred tax assets as of December 31, 2016 and 2015 are as follows:

	2016	2015
	(in millions)
Deferred tax assets:
Inventories	$96	$89
Warranty and campaigns	183	156
Allowance for credit losses	180	162
Marketing and sales incentive programs	326	347
Other risk and future charges reserve	216	200
Pension, postretirement and postemployment benefits	553	580
Measurement of derivative financial instruments	36	—
Research and development costs	423	395
Other reserves	359	400
Tax credits and loss carry forwards	767	712
Less: Valuation allowances	(1,490)	(1,361)
Total deferred tax assets	$1,649	$1,680
Deferred tax liabilities:
Property, plant and equipment	481	432
Measurement of derivative financial instruments	—	2
Other	315	330
Total deferred tax liabilities	796	764
Net deferred tax assets	$853	$916

Net deferred tax assets are reflected in the accompanying consolidated balance sheets as of December 31, 2016 and 2015 as follows:

	2016	2015
	(in millions)
Deferred tax assets	$937	$1,250
Deferred tax liabilities	(84)	(334)
Net deferred tax assets	$853	$916

Valuation Allowances

As of December 31, 2016, the Company has valuation allowances of $1,490 million against certain deferred tax assets, including tax loss carry forwards, tax credits and other deferred tax assets. These valuation allowances are primarily attributable to operations in Brazil, Germany, Italy and the United Kingdom.

CNH Industrial has gross tax loss carry forwards in several tax jurisdictions. The years in which these tax losses expire are as follows: $37 million in 2017; $141 million in 2018; $155 million in 2019; $115 million in 2020; $563 million in 2021 and beyond. CNH Industrial also has tax loss carry forwards of approximately $3 billion with indefinite lives. CNH Industrial has tax credit carry forwards mainly from the U.S. The years in which these tax credits expire are as follows: $2 million in 2019; $8 million in 2020; $91 million in 2021 and beyond.

Uncertain Tax Positions

The Company files income tax returns in multiple jurisdictions and is subject to examination by taxing authorities throughout the world. The Company has open tax years from 2003 to 2016. Due to the global nature of the Company’s business, transfer pricing disputes may arise and the Company may seek correlative relief through competent authority processes.

A reconciliation of the gross amounts of tax contingencies at the beginning and end of the year is as follows:

	2016	2015
	(in millions)
Balance, beginning of year	$325	$343
Additions based on tax positions related to the current year	30	31
Additions for tax positions of prior years	70	46
Reductions for tax positions of prior years	(65)	(72)
Reductions for tax positions as a result of lapse of statute	(10)	(10)
Settlements	(32)	(13)
Balance, end of year	$318	$325

As of December 31, 2016, there are $143 million of unrecognized tax benefits that if recognized would affect the effective tax rate.

The Company recognizes interest and penalties accrued related to tax contingencies as part of the income tax provision. During the years ended December 31, 2016, 2015 and 2014, the Company recognized expense of approximately $7 million, $2 million and $(8) million for income tax related interest and penalties, respectively. The Company had approximately $12 million, $16 million and $17 million of income tax related interest and penalties accrued at December 31, 2016, 2015and 2014, respectively.

At December 31, 2016, it is not reasonably possible to estimate the expected change to the total amount of unrealized benefit in the next twelve months. The Company does not believe the resolution of any outstanding tax examinations will have a material adverse effect on the Company’s financial position or its results of operations.

Note 11: Employee Benefit Plans and Postretirement Benefits

CNH Industrial provides pension, healthcare and insurance plans and other postemployment benefits to their employees and retirees under defined contribution and defined benefit plans.

In the case of defined contribution plans, CNH Industrial makes contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been made, the Company has no further payment obligations. CNH Industrial recognizes the contribution cost when the employees have rendered their service and includes this cost by function in cost of goods sold, SG&A expense, and R&D expense. During the years ended December 31, 2016, 2015, and 2014, CNH Industrial recorded expense of $181 million, $185 million, and $244 million, respectively, for its defined contribution plans.

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

Other Postemployment Benefits

Other postemployment benefits consist of obligations for Italian Employee Leaving Entitlements up to December 31, 2006, loyalty bonus in Italy and various other similar plans in France, Germany and Belgium. Until December 31, 2006, Italian companies with more than 50 employees were required to accrue for benefits paid to employees upon them leaving the Company. The scheme has since changed to a defined contribution plan. The obligation on the Company’s consolidated balance sheet represents the residual reserve for years until December 31, 2006. Loyalty bonus is accrued for employees who have reached certain service seniority and are generally settled when employees leave the Company. These plans are not required to be funded and, therefore, have no plan assets.

Obligations and Funded Status

The following summarizes data from CNH Industrial’s defined benefit pension, healthcare and other postemployment plans for the years ended December 31, 2016 and 2015:

	Pension		Healthcare ˡ		Other ˡ
	2016	2015	2016	2015	2016	2015
	(in millions)
Change in benefit obligations:
Beginning benefit obligation	$3,281	$3,619	$1,157	$1,243	$423	$526
Service cost	30	30	7	8	13	15
Interest cost	87	112	39	48	4	5
Plan participants’ contributions	3	3	8	9	—	—
Actuarial loss (gain)	285	(159)	(37)	(64)	22	(37)
Gross benefits paid	(221)	(190)	(71)	(80)	(31)	(45)
Plan amendments	(6)	—	—	—	—	—
Currency translation adjustments and other	(271)	(134)	2	(7)	(13)	(41)
Ending benefit obligation	$3,188	3,281	$1,105	1,157	$418	423
Change in the fair value of plan assets:
Beginning plan assets	$2,480	2,686	$105	107	$—	—
Actual return on plan assets	194	(9)	8	—	—	—
Employer contributions	35	27	—	—	—	—
Plan participants’ contributions	3	3	—	—	—	—
Gross benefits paid	(193)	(161)	(2)	(2)	—	—
Currency translation adjustments and other	(191)	(66)	—	—	—	—
Ending plan assets	2,328	2,480	111	105	—	—
Funded status:	$(860)	$(801)	$(994)	$(1,052)	$(418)	$(423)
(1)	The healthcare and other postemployment plans are not required to be prefunded.

The following summarizes data from CNH Industrial’s defined benefit pension plans by significant geographical area for the years ended December 31, 2016 and 2015:

	U.S.		U.K		Germanyˡ		Other Countriesˡ
	2016	2015	2016	2015	2016	2015	2016	2015
	(in millions)
Change in benefit obligations:
Beginning benefit obligation	$1,208	$1,291	$1,332	$1,468	$438	$523	$303	$337
Service cost	8	6	6	7	3	4	13	13
Interest cost	39	48	37	50	6	8	5	6
Plan participants’ contributions	—	—	—	—	—	—	3	3
Actuarial loss (gain)	27	(54)	247	(74)	12	(16)	(1)	(15)
Gross benefits paid	(120)	(83)	(57)	(64)	(27)	(29)	(17)	(14)
Plan amendments	—	—	—	—	—	—	(6)	—
Currency translation adjustments and other	(3)	—	(250)	(55)	(13)	(52)	(5)	(27)
Ending benefit obligation	$1,159	1,208	$1,315	1,332	$419	438	$295	303
Change in the fair value of plan assets:
Beginning plan assets	$1,182	1,295	$1,028	1,105	$5	5	$265	281
Actual return on plan assets	80	(30)	106	13	—	—	8	8
Employer contributions	—	—	25	17	—	—	10	10
Plan participants’ contributions	—	—	—	—	—	—	3	3
Gross benefits paid	(120)	(83)	(57)	(64)	—	—	(16)	(14)
Currency translation adjustments and other	(3)	—	(184)	(43)	—	—	(4)	(23)
Ending plan assets	$1,139	$1,182	$918	$1,028	$5	$5	$266	$265
Funded status:	$(20)	$(26)	$(397)	$(304)	$(414)	$(433)	$(29)	$(38)
(1)	Pension benefits in Germany and some other countries are not required to be prefunded.

Net amounts recognized in the consolidated balance sheets as of December 31, 2016 and 2015 consist of:

	Pension		Healthcare		Other
	2016	2015	2016	2015	2016	2015
	(in millions)
Other assets	$4	$6	$—	$—	$—	$—
Pension, postretirement and other postemployment benefits	(864)	(807)	(994)	(1,052)	(418)	(423)
Net liability recognized at end of year	$(860)	$(801)	$(994)	$(1,052)	$(418)	$(423)

Pre-tax amounts recognized in accumulated other comprehensive loss as of December 31, 2016 consist of:

	Pension	Healthcare	Other
	(in millions)
Unrecognized actuarial losses	$1,013	$142	$79
Unrecognized prior service credit	(8)	(7)	(3)
Accumulated other comprehensive loss	$1,005	$135	$76

The following table summarizes the aggregate pension accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets:

	Pension
	2016	2015
	(in millions)
Accumulated benefit obligation	$3,011	$3,182
Fair value of plan assets	$2,183	$2,404

The following table summarizes CNH Industrial’s pension and other postemployment plans with projected benefit obligations in excess of plan assets:

	Pension		Healthcare		Other
	2016	2015	2016	2015	2016	2015
	(in millions)
Projected benefit obligation	$3,119	$3,211	$1,105	$1,157	$418	$423
Fair value of plan assets	$2,254	$2,404	$111	$105	$—	$—

The total accumulated benefit obligation for pension was $3,150 million and $3,252 million as of December 31, 2016 and 2015, respectively.

Net Periodic Benefit Cost

The following summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit for the years ended December 31, 2016, 2015, and 2014:

	Pension			Healthcare			Other
	2016	2015	2014	2016	2015	2014	2016	2015	2014
	(in millions)
Service cost	$30	$30	$27	$7	$8	$9	$13	$15	$18
Interest cost	87	112	134	39	48	51	4	5	10
Expected return on assets	(113)	(140)	(151)	(6)	(7)	(7)	—	—	—
Amortization of:
Prior service cost (credit)	—	—	1	(4)	(10)	(12)	(1)	1	2
Actuarial loss (gain)	76	83	64	15	26	5	8	(7)	13
Settlement loss and other	—	—	—	—	—	—	1	—	1
Net periodic benefit cost	$80	$85	$75	$51	$65	$46	$25	$14	$44

Net periodic benefit cost recognized in net income and other changes in plan assets and benefit obligations that are recognized in other comprehensive loss during 2016 consist of:

	Pension	Healthcare	Other
	(in millions)
Net periodic benefit cost	$80	$51	$25
Benefit adjustments included in other comprehensive (income) loss:
Net actuarial losses (gains)	204	(39)	21
Amortization of actuarial losses	(76)	(15)	(8)
Amortization of prior service (cost) credit	—	4	1
Currency translation adjustments and other	(90)	—	—
Total recognized in other comprehensive (income) loss	38	(50)	14
Total recognized in comprehensive loss	$118	$1	$39

Pre-tax amounts expected to be amortized in 2017 from accumulated other comprehensive loss consist of:

	Pension	Healthcare	Other
	(in millions)
Actuarial losses	$89	$6	$1
Prior service cost (credit)	(1)	(3)	1
Total	$88	$3	$2

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

Assumptions

The following assumptions were utilized in determining the funded status at December 31, 2016 and 2015, and the net periodic benefit cost of CNH Industrial’s defined benefit plans for the years ended December 31, 2016, 2015, and 2014:

	Pension plans			Healthcare plans			Other
(in %)	2016	2015	2014	2016	2015	2014	2016	2015	2014
Assumptions used to determine funded status at December 31
Weighted-average discount rate	2.82	3.49	3.22	3.97	4.27	3.96	1.54	2.06	1.81
Weighted-average rate of compensation increase	2.95	2.98	3.25	2.50	2.50	3.00	1.19	1.33	2.27
Weighted-average, initial healthcare cost trend rate	n/a	n/a	n/a	6.72	6.98	7.23	n/a	n/a	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	n/a	n/a	5.00	5.00	5.00	n/a	n/a	n/a
Assumptions used to determine expense
Weighted-average discount rates - service cost	2.91	3.22	4.05	4.21	3.96	4.67	2.18	1.81	3.00
Weighted-average discount rates - interest cost	2.82	3.22	4.05	3.49	3.96	4.67	1.89	1.81	3.00
Weighted-average rate of compensation increase	2.98	3.25	3.35	2.50	3.00	3.42	1.33	2.27	2.63
Weighted-average long-term rates of return on plan assets	5.00	5.38	5.85	6.25	6.75	6.75	n/a	n/a	n/a
Weighted-average, initial healthcare cost trend rate	n/a	n/a	n/a	6.98	7.23	8.19	n/a	n/a	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	n/a	n/a	5.00	5.00	5.00	n/a	n/a	n/a

(*)	CNH Industrial expects to achieve the ultimate healthcare cost trend rate in 2024 and 2018 for U.S. and Canada plans, respectively.

Assumed discount rates are used in measurements of pension, healthcare and other postemployment benefit obligations and interest cost components of net periodic cost. CNH Industrial selects its assumed discount rates based on the consideration of equivalent yields on high-quality fixed income investments at the measurement date. The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The discount rates for the U.S., European, U.K. and Canadian obligations are based on a benefit cash flow-matching approach and represent the rates at which the benefit obligations could effectively be settled as of the measurement date, December 31. The benefit cash flow-matching approach involves analyzing CNH Industrial’s projected cash flows against a high quality bond yield curve, mainly calculated using a wide population of AA-grade corporate bonds subject to minimum amounts outstanding and meeting other defined selection criteria. The discount rates for the Company’s remaining obligations are based on benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments approximate the timing and amounts of projected benefit payments.

The expected long-term rate of return on plan assets reflects management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations. The expected return is based on the outlook for inflation, fixed income returns and equity returns while also considering asset allocation and investment strategy, premiums for active management to the extent asset classes are actively managed, and plan expenses. Return patterns and correlations, consensus return forecasts, and other relevant financial factors are analyzed to check for reasonability and appropriateness.

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

In October 2014, the Society of Actuaries (“SOA”) in the United States issued updated mortality table (“RP-2014”) and mortality improvement scale (“MP-2014”). Accordingly, CNH Industrial reviewed the historical mortality experience and demographic characteristics of its U.S. pension and Healthcare plan participants and have decided to adopt the variants of Blue Collar tables of RP-2014 as the base mortality tables. The Retirement Plans Experience Committee (“RPEC”) publishes annual updates to the

RP-2014 model and corresponding mortality improvement scales. The latest update resulted in the 2016 version of the mortality improvement scale (“MP-2016”). In 2016, CNH Industrial adopted the MP-2016 mortality improvement scale, which reflects significant improvement over the previous mortality improvement scales. Management believes the new mortality assumptions most appropriately represent its plans’ experience and characteristics. The adoption of the new mortality assumptions resulted in a total decrease of $32 million to the Company’s benefit obligations at December 31, 2016, of which, $15 million was related to pension plans and $17 million to healthcare plans.

In 2016, the Company changed the method used to estimate the service and interest cost components of the net periodic pension and other postretirement benefit costs in order to provide a more precise measure of interest and service costs by improving the correlation between the projected benefit cash flows and the discrete spot yield curve rates. The new method uses the spot yield curve approach to estimate the service and interest costs by applying the specific spot rates along the yield curve used to determine the benefit obligations to relevant projected cash outflows. Historically, those costs were determined using a single weighted-average discount rate based on hypothetical AA yield curves used to measure the benefit obligation at the beginning of the period. The change has been accounted for as a change in estimate prospectively and resulted in a $31 million reduction in net periodic benefit cost in 2016 due to lower service and interest costs. This change does not affect the measurement of the total benefit obligations.

A one percentage point change in the assumed healthcare cost trend rates would have the following effect:

	One Percentage- Point Increase	One Percentage- Point Decrease
	(in millions)
Total increase/(decrease) in service cost and interest cost components of 2016 Healthcare Plan benefit expense	$7	$(5)
Total increase/(decrease) in accumulated Healthcare benefit obligations as of December 31, 2016	$128	$(103)

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

Weighted average target asset allocation for all plans for 2016 are as follows:

All Plans
Asset category:
Equity securities	20%
Debt securities	52%
Cash/Other	28%

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

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2016:

	Total	Level 1	Level 2	Level 3
	(in millions)
Equity securities:
U.S. equities	$352	$15	$337	$—
Non-U.S. equities	—	—	—	—
Total Equity securities	352	15	337	—
Fixed income securities:
U.S. government bonds	308	305	3	—
U.S. corporate bonds	474	—	474	—
Non-U.S. government bonds	353	13	340	—
Non-U.S. corporate bonds	87	—	87	—
Mortgage backed securities	—	—	—	—
Other fixed income	10	—	10	—
Total Fixed income securities	1,232	318	914	—
Other types of investments:
Mutual funds (A)	682	—	682	—
Insurance contracts	135	—	—	135
Derivatives—credit contracts	—	—	—	—
Real estate	—	—	—	—
Other (B)	—	—	—	—
Total Other types of investments	817	—	682	135
Cash:	38	2	36	—
Total	$2,439	$335	$1,969	$135

(A)	This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.
(B)	This category includes primarily commingled funds, which invest in both U.S. and non-U.S. equity securities.

The following table presents the changes in the Level 3 plan assets for the year ended December 31, 2016:

Insurance Contracts
Balance at December 31, 2015	$133
Actual return on plan assets relating to assets still held at reporting date	3
Purchases	7
Settlements	(6)
Transfers in and/or out of level 3	2
Currency impact	(4)
Balance at December 31, 2016	$135

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2015:

	Total	Level 1	Level 2	Level 3
	(in millions)
Equity securities:
U.S. equities	$53	$15	$38	$—
Non-U.S. equities	289	—	289	—
Total Equity securities	342	15	327	—
Fixed income securities:
U.S. government bonds	305	302	3	—
U.S. corporate bonds	504	—	504	—
Non-U.S. government bonds	611	17	594	—
Non-U.S. corporate bonds	112	—	112	—
Mortgage backed securities	1	—	1	—
Other fixed income	12	—	12	—
Total Fixed income securities	1,545	319	1,226	—
Other types of investments:
Mutual funds(A)	537	—	537	—
Insurance contracts	133	—	—	133
Derivatives—credit contracts	—	—	—	—
Real estate	—	—	—	—
Other (B)	8	—	8	—
Total Other types of investments	678	—	545	133
Cash:	20	1	19	—
Total	$2,585	$335	$2,117	$133

(A)	This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.
(B)	This category includes primarily commingled funds, which invest in both U.S. and non-U.S. equity securities.

The following table presents the changes in the Level 3 plan assets for the year ended December 31, 2015:

Insurance Contracts
Balance at December 31, 2014	$125
Actual return on plan assets relating to assets still held at reporting date	2
Purchases	7
Settlements	(6)
Transfers in and/or out of Level 3	6
Currency impact	(1)
Balance at December 31, 2015	$133

Contributions

CNH Industrial expects to contribute (including through direct benefit payments) approximately $63 million to its pension plans, $69 million to its healthcare plans and $32 million to its other postemployment plans in 2017.

The benefit expected to be paid from the benefit plans which reflect expected future years of service, and the Medicare subsidy expected to be received are as follows:

	Pension Plans	Healthcare	Medicare Part D Reimbursement	Other
	(in millions)
2017	$165	$72	$—	$32
2018	171	70	—	31
2019	169	69	—	32
2020	172	69	—	34
2021	174	69	—	31
2022 - 2026	854	328	(1)	135
Total	$1,705	$677	$(1)	$295

Note 12: Other Liabilities

A summary of “Other liabilities” as of December 31, 2016 and 2015 is as follows:

	2016	2015
	(in millions)
Advances on buy-back agreements	$2,429	$2,147
Warranty and campaign programs	940	908
Marketing and sales incentive programs	1,182	1,166
Tax payables	714	528
Accrued expenses and deferred income	634	595
Accrued employee benefits	633	572
Legal reserves and other provisions	355	389
Contract reserve	407	396
Restructuring reserve	30	51
Other	681	736
Total	$8,005	$7,488

Warranty and Campaign Program

As described in “Note 2: Summary of Significant Accounting Policies,” CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the basic warranty and campaign program accrual for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
	(in millions)
Balance, beginning of year	$908	$1,020
Current year additions	806	738
Claims paid	(706)	(723)
Currency translation adjustment and other	(68)	(127)
Balance, end of year	$940	$908

Advance on Buy-back Agreements

As described in “Note 2: Summary of Significant Accounting Policies,” the initial sale price received for new vehicle sales with a buy-back commitment by Commercial Vehicles is recognized as Advances on buy-back agreements. The difference between the initial sale price and the buy-back price is recognized as rental revenue on a straight-line basis over the term of the operating lease. The balance of Advances on buy-back agreements at December 31, 2016 and 2015 represented a sum of the deferred rental revenue and the guaranteed buy-back price.

Restructuring Provision

The Company incurred restructuring costs of $44 million, $84 million and $184 million for the years ended December 31, 2016, 2015, and 2014, respectively. These costs were as follows:

•

In 2016, Commercial Vehicles recorded $34 million mainly due to actions to reduce selling, general and administrative expenses and business support costs as a result of the transition to CNH Industrial’s regional structure and costs related to the completion of manufacturing product specialization programs. Agricultural Equipment recorded $9 million, mainly as a result of footprint rationalization actions included in the Efficiency Program of the Company.

•

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

•

In 2014, Commercial Vehicles recorded $102 million mainly due to actions put in place to reduce SG&A and business support costs as a result of the transition to CNH Industrial’s regional structure. Construction Equipment recorded $39 million mainly due to the realignment of the dealer network in EMEA as a result of the re-positioning of the Case and New Holland brand offerings and the announced closure of an assembly plant in Calhoun, Georgia. Agricultural Equipment recorded $43 million primarily for the planned closure of a 60% owned joint venture in China.

The following table sets forth restructuring activity for the years ended December 31, 2016, 2015 and 2014:

	Severance and Other Employee Costs	Facility Related Costs	Other Restructuring	Total
	(in millions)
Balance at January 1, 2014	$69	$1	$7	$77
Restructuring charges	118	32	34	184
Reserves utilized: cash	(74)	—	(8)	(82)
Reserves utilized: non-cash	(13)	(26)	(24)	(63)
Currency translation adjustments	(14)	(1)	(6)	(21)
Balance at December 31, 2014	$86	$6	$3	$95
Restructuring charges	66	—	18	84
Reserves utilized: cash	(112)	(3)	(1)	(116)
Reserves utilized: non-cash	(5)	—	—	(5)
Currency translation adjustments	(5)	2	(4)	(7)
Balance at December 31, 2015	$30	$5	$16	$51
Restructuring charges	56	(1)	(11)	44
Reserves utilized: cash	(55)	—	(4)	(59)
Reserves utilized: non-cash	—	—	(3)	(3)
Currency translation adjustments	(8)	3	2	(3)
Balance at December 31, 2016	$23	$7	$-	$30

In an effort to drive incremental structural improvements to its cost base, the Company intends to undertake additional restructuring actions during 2017 as part of its Efficiency Program. The estimated 2017 expense of approximately $100 million is projected to result in incremental savings of $60 million in 2017 and approximately $80 million on an annualized basis thereafter.

Note 13: Commitments and Contingencies

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.

The outcome of any current or future proceedings, claims or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require the Company to pay substantial damages or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that such a loss has been incurred and the amount can be reasonably estimated, an accrual has been made against the Company’s earnings and included in “Other liabilities” on the consolidated balance sheets.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, the Company believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its consolidated financial statements.

Environmental

Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH Industrial has received inquiries for information or notices of its potential liability regarding 65 non-owned U.S. sites at which regulated materials allegedly generated by CNH Industrial were released or disposed (“Waste Sites”). Of the Waste Sites, 15 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 59 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved; it has not been named as a potentially responsible party (“PRP”), or its liability is likely de minimis.

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

The Company is conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or that are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position or results of operations.

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

Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time that could exceed 30 years for some sites. As of December 31, 2016 and 2015, environmental reserves of approximately $35 million and $37 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Other Litigation and Investigation

European Commission settlement: Since January 2011, Iveco, the Company’s wholly owned subsidiary, and its competitors have been subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to medium and heavy trucks.

In the first quarter of 2016, the Company recorded a non-recurring non-tax deductible charge of €450 million ($502 million) in relation to the investigation and related matters. On July 19, 2016, the Commission announced a settlement with Iveco under which the Commission imposed a fine of €495 million (equivalent to $543 million at payment date). As a result of this settlement, the Company recorded an additional non-tax deductible charge of €45 million ($49 million) in the second quarter of 2016. The fine was paid by the Company on October 20, 2016. Following this settlement, the Company has been named as defendants in private litigation commenced in Israel and Ireland that remains at an early stage, and the Company expects to face further claims in various jurisdictions; the extent and outcome of which cannot be predicted at this time.

Commitments

CNH Industrial has entered operating lease contracts for the right to use industrial buildings and equipment with an average term of 10-20 years and 3-5 years, respectively. Total future minimum lease payments under non-cancellable lease contracts are as follows:

Amount
(in millions)
2017	$72
2018	51
2019	39
2020	28
2021	25
2022 and beyond	21
Total minimum rental commitments	$236

Total rental expense for all operating leases was $67 million, $69 million, and $58 million for the years ended December 31, 2016, 2015, and 2014, respectively.

At December 31, 2016, Financial Services has various agreements to extend credit for the following financing arrangements:

Facility	Total Credit Limit	Utilized	Not Utilized
	(in millions)
Wholesale and dealer financing	$6,917	$3,728	$3,189

 Guarantees

CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees in the interest of non-consolidated affiliates as of December 31, 2016 and 2015 totaling $291 million and $316 million, respectively.

Other Contingencies

CNH Industrial is successor to Fiat Industrial, a company formed as a result of the demerger of Fiat (which, effective October 12, 2014, was merged into FCA) in favor of Fiat Industrial. As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At December 31, 2016 the outstanding liabilities amounted to approximately $1.3 billion of which $1.1 billion consisted of bonds due June 2017 guaranteed by FCA. CNH Industrial believes the risk of FCA’s insolvency is extremely remote, and therefore, no specific provision has been accrued in respect of the above mentioned potential joint liability.

Note 14: Financial Instruments

The Company may elect to measure financial instruments and certain other items at fair value. This fair value option would be applied on an instrument-by-instrument basis with changes in fair value reported in earnings. The election can be made at the acquisition of an eligible financial asset, financial liability, or firm commitment, or when certain specified reconsideration events occur. The fair value election may not be revoked once made. The Company did not elect the fair value measurement option for eligible items.

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

Determination of Fair Value

When available, the Company uses quoted market prices to determine fair value and classifies such items as Level 1. In some cases where a market price is not available, the Company will make use of observable market based inputs to calculate fair value, in which case the items are classified as Level 2.

If quoted or observable market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters such as interest rates, currency rates, or yield curves. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified as Level 3 even though there may be some significant inputs that are readily observable.

The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models and the key inputs to those models as well as any significant assumptions.

Derivatives

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency fluctuations. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or issue derivative or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the consolidated statements of cash flows.

Foreign Exchange Contracts and Cross Currency Swaps

CNH Industrial has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases and sales. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the consolidated statements of operations in the line “Other, net” and was not significant for all periods presented. The maturity of these instruments does not exceed 18 months and the after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in net sales and cost of goods sold over the next twelve months assuming foreign exchange rates remain unchanged is approximately $(73) million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

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

All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $7.0 billion and $7.1 billion at December 31, 2016 and 2015, respectively.

Additionally, CNH Industrial employs cross currency swaps to convert fixed-rate foreign currency denominated debt to floating rate debt denominated in the functional currency of the borrowing entity. Cross currency swaps combine the elements of a foreign exchange contract and an interest rate swap into a single financial instrument. These instruments are designated as cash flow hedges and thus accounted for similarly to the foreign exchange contracts and interest rate swaps disclosed in this footnote. The maturity of these instruments does not exceed 12 months and the after-tax gains (losses) deferred in accumulated other comprehensive income (loss) are insignificant. The total notional amount of CNH Industrial’s cross currency swaps was $0 million at December 31, 2016.

Interest Rate Derivatives

CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by the Company to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt. Any ineffectiveness is recorded in “Other, net” in the consolidated statements of operations and was insignificant for all periods presented. The maximum length of time over which CNH Industrial is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 23 months. The after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in interest expense over the next twelve months is approximately $(1) million.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the risk of reductions in the fair value of existing fixed rate bonds and medium-term notes due to increases in LIBOR based interest rates. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. Costs relating to the ineffectiveness of such transactions were insignificant in 2016, 2015, and 2014, respectively.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Company being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the years ending December 31, 2016, 2015, and 2014.

All of CNH Industrial’s interest rate derivatives outstanding as of December 31, 2016 and 2015 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $4.3 billion and $4.6 billion at December 31, 2016 and 2015, respectively.

Financial Statement impact of CNH Industrial Derivatives

The fair values of CNH Industrial’s derivatives at December 31, 2016 and 2015 in the consolidated balance sheets are recorded as follows:

	2016	2015
	(in millions)
Derivatives Designated as Hedging Instruments:
Assets:
Foreign exchange contracts:	$47	$61
Interest rate derivatives:	15	30
Cross currency swaps:	—	16
Total Assets	$62	$107
Liabilities
Foreign exchange contracts:	$(105)	$(29)
Interest rate derivatives:	(17)	(6)
Total Liabilities	$(122)	$(35)
Derivatives Not Designated as Hedging Instruments:
Assets:
Foreign exchange contracts:	$31	$100
Interest rate derivatives:	2	4
Total Assets	$33	$104
Liabilities
Foreign exchange contracts:	$(116)	$(30)
Interest rate derivatives:	(11)	(4)
Total Liabilities	$(127)	$(34)

Pre-tax gains (losses) on the consolidated statements of operations related to CNH Industrial’s derivatives for the year ended December 31, 2016, 2015, and 2014 are recorded in the following accounts:

	2016	2015	2014
	(in millions)
Fair Value Hedges
Interest rate derivatives—Interest expense	$(33)	$(8)	$(8)
Gains/(losses) on hedged items—Interest expense	$33	$8	$8
Cash Flow Hedges
Recognized in accumulated other comprehensive income (effective portion):
Foreign exchange contracts—accumulated other comprehensive income	$(72)	$(19)	$(251)
Interest rate derivatives—accumulated other comprehensive income	$13	$(39)	$1
Reclassified from accumulated other comprehensive income (effective portion):
Foreign exchange contracts—Net sales	$55	$16	$14
Foreign exchange contracts—Cost of goods sold	$(4)	$(211)	$(7)
Foreign exchange contracts—Other, net	$(5)	$(10)	$(30)
Interest rate derivatives—Interest expense	$(4)	$(7)	$(12)
Not Designated as Hedges
Foreign exchange contracts—Other, net	$(231)	$115	$(14)

Items Measured at Fair Value on a Recurring Basis

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2016 and 2015:

	Level 1		Level 2		Total
	2016	2015	2016	2015	2016	2015
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$78	$161	$78	$161
Interest rate derivatives	—	—	17	34	17	34
Cross currency swaps	—	—	—	16	—	16
Available for sale securities	1	1	—	—	1	1
Total Assets	$1	$1	$95	$211	$96	$212
Liabilities
Foreign exchange derivatives	$—	$—	$(221)	$(59)	$(221)	$(59)
Interest rate derivatives	—	—	(28)	(10)	(28)	(10)
Total Liabilities	$—	$—	$(249)	$(69)	$(249)	$(69)

Fair Value of Other Financial Instruments

The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the consolidated balance sheets approximates their fair value.

Financial Instruments Not Carried at Fair Value

The estimated fair market values of financial instruments not carried at fair value in the consolidated balance sheets as of December 31, 2016 and 2015 are as follows:

	2016		2015
	Carrying Amount	Fair Value	Carrying Amount *	Fair Value
	(in millions)
Financing receivables	$18,662	$18,554	$19,001	$18,868
Debt	$25,276	$25,372	$26,301	$26,371
(*)

Certain amounts have been reclassified to conform to the current presentation of debt issuance costs in the consolidated balance sheet as of December 31, 2015, following the adoption of new guidance effective January 1, 2016.

Financing Receivables

The fair value of financing receivables is based on the discounted values of their related cash flows at current market interest rates, and they are classified as a Level 3 fair value measurement.

Debt

All debt is classified as a Level 2 fair value measurement with the exception of the bonds issued by CNH Industrial Finance Europe S.A. and bonds issued by CNH Industrial N.V., which are classified as a Level 1 fair value measurement.

Note 15: Shareholders’ Equity

The Articles of Association of CNH Industrial provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares, each with a per share par value of €0.01. As of December 31, 2016, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,361,630,903 common shares and 412,268,203 special voting shares.

Changes in the composition of the share capital of CNH Industrial during 2016, 2015, and 2014 are as follows:

(number of shares)	CNH Industrial N.V. Common Shares	CNH Industrial N.V. Special Voting Shares	Total CNH Industrial N.V. Shares
Total CNH Industrial N.V. shares at December 31, 2013	1,350,073,530	468,994,386	1,819,067,916
Capital increase	5,246,110	—	5,246,110
Retirement of special voting shares	—	(53,594,883)	(53,594,883)
Total CNH Industrial N.V. shares at December 31, 2014	1,355,319,640	415,399,503	1,770,719,143
Capital increase	6,729,349	—	6,729,349
Retirement of special voting shares	—	(2,150,297)	(2,150,297)
Total CNH Industrial N.V. shares at December 31, 2015	1,362,048,989	413,249,206	1,775,298,195
Capital increase	1,693,695	—	1,693,695
Common stock repurchases	(2,111,781)	—	(2,111,781)
Retirement of special voting shares	—	(981,003)	(981,003)
Total CNH Industrial N.V. shares at December 31, 2016	1,361,630,903	412,268,203	1,773,899,106

During the year ended December 31, 2016 and 2015, 1 million and 2 million special voting shares were acquired by the Company following the de-registration of the corresponding number of qualifying common shares from the Loyalty Register.

Furthermore, during the years ended December 31, 2016 and 2015, the Company issued 1.7 million and 6.7 million common shares primarily due to the vesting or exercise of share-based awards. See “Note 16: Share Based Compensation” for further discussion.

Special Voting Shares

In order to reward long-term ownership of CNH Industrial common shares and promote stability of CNH Industrial’s shareholder base, CNH Industrial’s Articles of Association provide for a loyalty voting structure that grants eligible long-term shareholders the equivalent of two votes for each CNH Industrial N.V. common share that they hold through the issuance of special voting shares.

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

Treasury Shares

At the Annual General Meeting of Sharesholders (“AGM”) held on April 15, 2015, shareholders granted the Board of Directors the authority to acquire common shares in its own capital through stock exchange trading or otherwise to a maximum of up to 10% of the issued common shares on April 15, 2015, for a period expiring on October 14, 2016 (the “2015 Share Repurchase Authorization”), subject to certain maximum and minimum price requirements.

Implementing such resolution in January 2016, the Company announced the launch of a share buy-back program to repurchase from time to time up to $300 million in common shares in compliance with applicable rules and regulations and in accordance with the 2015 Share Repurchase Authorization. On April 15, 2016, shareholders renewed the grant of authority to the Board to acquire common shares in its own capital through stock exchange trading or otherwise for a period expiring on October 14, 2017.

During the year ended December 31, 2016, the Company repurchased 2.1 million shares of its common stock on the MTA under the buy-back program at an aggregate cost of $14 million. As of December 31, 2016, the Company held 1,278,708 common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $9 million. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice. During the year ended December 31, 2016, the Company acquired approximately 1 million special voting shares following the de-registration of qualifying common shares from the Loyalty Register, net of the transfer and allocation of special voting shares to those shareholders whose qualifying common shares became eligible to receive special voting shares after the uninterrupted three-year registration period in the Loyalty Register. As of December 31, 2016, the Company held 62,206,073 special voting shares in treasury.

Dividend

On March 2, 2017, the Board of Directors of CNH Industrial N.V. recommended to the Company’s shareholders that the Company declare a dividend of €0.11 per common share, totaling approximately €150 million (equivalent to approximately $160 million, translated at the exchange rate reported by the European Central Bank on February 27, 2017). The proposal is subject to the approval of the Company’s shareholders at the AGM to be held on April 14, 2017.

At the AGM held by CNH Industrial on April 15, 2016, shareholders approved the payment of a dividend of €0.13 per common share. The dividend was paid in May 2016 for a total amount of €177 million ($201 million).

At the AGM held by CNH Industrial on April 15, 2015, shareholders approved the payment of a dividend of €0.20 per common share. The dividend was paid in April 2015 for a total amount of €272 million ($291 million).

Note 16: Share-Based Compensation

For the year ended December 31, 2016, CNH Industrial recognized total share-based compensation expense of $3 million which included a $37 million reversal of previously recognized expense for performance share units linked to non-market conditions for which the Company does not believe it is probable that the performance conditions will be achieved. For the years ended December 31, 2015 and 2014, CNH Industrial recognized total share-based compensation expense of $49 million each year. For the year ended December 31, 2016, CNH Industrial did not recognize a tax benefit relating to share-based compensation expense. For the years ended December 31, 2015 and 2014, CNH Industrial recognized a total tax benefit relating to share-based compensation expense of $3 million and $4 million, respectively. As of December 31, 2016, CNH Industrial had unrecognized share-based compensation expense related to nonvested awards of approximately $31 million based on current assumptions related to achievement of specified performance objectives, when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 1.6 years.

CNH Industrial’s equity awards are governed by several plans: i) CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”); ii) CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”); iii) CNH Global N.V. Equity Incentive Plan (“CNH EIP”); and, iv) CNH Global N.V. Directors’ Compensation Plan (“CNH DCP”).

CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”)

At the AGM held on April 16, 2014, the Company’s shareholders approved the adoption of the CNH Industrial EIP, an umbrella program defining the terms and conditions for any subsequent long-term incentive program, whose main features are as follows:

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

•

The EIP authorized 25 million common shares over a five-year period, of which a maximum of 7 million would be authorized for awards to executive directors. These shares may be newly issued shares or treasury shares.

•

The EIP will terminate at, and no more awards will be permitted to be granted thereunder ten years after its adoption by the Board of Directors of CNH Industrial. The termination of the EIP will not affect previously granted awards.

Performance Share Units

In 2014 CNH Industrial issued a one-time grant of Performance Share Units (PSU’s) to its Chief Executive Officer and selected key employees, with financial performance goals covering the five-year period from January 1, 2014 to December 31, 2018. This PSU grant totaled approximately 12 million units. In 2015 and 2016, prorated share amounts covering performance through this same period were issued to new employees entering the plan. PSU’s granted in these years were 1 million and 0.5 million respectively. The performance goals include a performance condition as well as a market condition, with each weighted at 50% and paying out independently of the other. Half of the award will vest if the performance condition is met; whereas the other half, which is based on the market condition, has a payout scale ranging from 0% to 150%. Accordingly, the total number of shares that will eventually be granted may vary from the original estimate of 12 million shares. One third of the total grant was expected to vest in February 2017, but such grants will not vest as both the performance and market conditions for the performance period 2014 through 2016 were not met. A cumulative two-thirds will vest in February 2018, and a cumulative 100% in February 2019 if the respective financial goals for the performance periods 2014 through 2017 and 2014 through 2018 are achieved. As new participants entered the program in 2016, vesting was modified to cliff vest in February 2019. This was done to ensure employee contribution over a three year performance period before earning any Performance Share vesting.

The fair values of the awards that are contingent upon the achievement of the performance condition are measured using stock prices on respective grant dates adjusted for the present value of future dividends that employees will not receive during the vesting period. The weighted average fair value for the PSUs based on the performance condition that were issued in 2014, 2015, and 2016 is $9.48, $9.33 and $7.08 per share, respectively.

The fair values of the awards that are based on the market condition are calculated using the Monte Carlo Simulation model. The weighted average fair value for the awards that were issued in 2014, 2015, and 2016 is $8.19, $7.95, and $3.17 per share, respectively. As a significant majority of the awards (approximately 90% of total awards as of December 31, 2016) were issued on June 9 and 25, 2014, the key assumptions utilized to calculate the grant-date fair values for awards issued on these two grant dates are listed below:

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

The following table reflects the activity of performance-based share units under CNH Industrial EIP for the year ended December 31, 2016:

	2016
	Performance Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	11,591,260	$8.64
Granted	471,200	$5.13
Forfeited	(337,200)	$8.23
Vested	—	$—
Nonvested at end of year	11,725,260	$8.51

Restricted Share Units

In 2014, 2015 and 2016, CNH Industrial issued to selected employees approximately 1 million, 2 million, and 2 million Restricted Share Units (“RSUs”) with a weighted average fair value of $9.21, $8.60, and $7.30 per share, respectively. These shares will vest in three equal tranches over a three-year period. The fair value of the award is measured using the stock price on the grant date adjusted for the present value of future dividends that employees will not receive during the vesting period.

Additionally, CNH Industrial issued 3 million restricted share units to the Chairman of CNH Industrial, in June 2014. The weighted average fair value of these shares is $10.41 per share, measured using the stock price on the grant date adjusted for the present value of future dividends that the Chairman will not receive during the vesting period. These shares are service based and will vest in five tranches at the end of each year. The first and second tranches of 750 thousand shares each vested on December 31, 2014 and 2015, respectively, which were exercised on February 23, 2015 and February 8, 2016, respectively. The third tranche of 600 thousand shares vested on December 31, 2016 and was exercised on February 8, 2017.

The following table reflects the activity of restricted share units under CNH Industrial EIP for the year ended December 31, 2016:

	2016
	Restricted Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	3,745,520	$9.07
Granted	2,046,280	$7.30
Forfeited	(110,420)	$8.16
Vested	(1,448,672)	$9.35
Nonvested at end of year	4,232,708	$8.14

CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”)

On September 9, 2013, the CNH Industrial DCP was approved by the shareholders and adopted by the Board of Directors of CNH Industrial. The CNH Industrial DCP provides for the payment of the following to eligible members of the CNH Industrial Board in the form of cash, and/or common shares of CNH Industrial, and/or options to purchase common shares of CNH Industrial, provided that such members do not receive salary or other employment compensation from CNH Industrial or FCA, and their subsidiaries and affiliates:

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

There were 0.2 million common shares authorized for issuance under the CNH Industrial DCP. As of December 31, 2016, 0.05 million stock options were issued under the CNH Industrial DCP at a weighted average exercise price of $9.42 per share. The weighted average fair value for the stock options that were issued in 2014 and 2015 were $2.72 and $1.65, respectively. No stock options were issued under this plan in 2016. As of December 31, 2016, 0.02 million restricted share units were issued under the CNH Industrial DCP. The weighted average grant-date fair value of the RSUs that were issued in 2014, 2015, and 2016 were $9.12, $8.16, and $6.78, respectively.

CNH Global Directors’ Compensation Plan (“CNH DCP”)

CNH Global Directors’ Compensation Plan stipulates the right for directors of former CNH Global to be compensated in the form of cash, and/or common shares of CNH Global N.V., and/or options to purchase common shares of CNH Global. On September 29, 2013, CNH Industrial assumed the sponsorship of the CNH DCP in connection with the Merger. Stock options issued under the CNH DCP were converted using the CNH Global exchange ratio of 3.828 CNH Industrial shares for each CNH Global common share and exercisable for common shares of CNH Industrial N.V. upon September 29, 2013. As of December 31, 2016, approximately 0.03 million stock options from the CNH DCP were still outstanding. The CNH DCP was terminated effective as of the Merger and no new equity awards will be issued under the CNH DCP.

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

No stock options were issued in 2014, 2015 or 2016 under the CNH EIP.

The following table summarizes outstanding stock options under the CNH EIP at December 31, 2016:

	Options Outstanding				Options Exercisable
Range of Exercise Price	Shares Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Aggregate Intrinsic Value(A)	Shares Exercisable	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Aggregate Intrinsic Value(A)
$5.01–$10.00	3,378,704	1.15	$8.78	$—	3,378,704	1.15	$8.78	$—
$10.01–$15.00	3,832,177	0.16	$10.15	$—	3,832,177	0.16	$10.15	$—
				$—				$—

(A)

The difference between the exercise price of share-based compensation and the year-end market price of CNH Industrial common shares of $8.69. No amount is shown for awards with an exercise price that is greater than the year-end market price.

The following table reflects the stock option activity under the CNH EIP for the year ended three and twelve months ended December 31, 2016:

	2016
	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	8,642,903	$9.25
Forfeited	—	$—
Expired	(1,432,022)	$7.96
Exercised	—	$—
Outstanding at end of year	7,210,881	$9.51
Exercisable at end of year	7,210,881	$9.51

Restricted Share Units

In 2012, 0.7 million restricted share units were granted under the CNH EIP with a weighted average fair value of $11.40 per share. Restricted share units are service based and vest in three equal installments over three years starting from the grant date. All RSUs under the CNH EIP had vested as of December 31, 2015; therefore, there was no RSU activity for the year ended December 31, 2016.

Additional Share-Based Compensation Information

The table below provides additional share-based compensation information for the years ended December 31, 2016, 2015, and 2014:

	2016	2015	2014
	(in millions)
Total intrinsic value of options exercised and shares vested	$12	$33	$42
Fair value of shares vested	$14	$36	$32
Cash received from share award exercises	$—	$8	$10
Tax benefit of options exercised and shares vested	$—	$—	$—

Note 17: Earnings per Share

The Company’s basic earnings per share (“EPS”) is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted EPS reflects the potential dilution that could occur if dilutive securities were exercised into common stock. The effect of dilutive securities is calculated using the treasury stock method.

The following table sets forth the computation of basic EPS and diluted EPS for the years ended December 31, 2016, 2015 and 2014.

	2016	2015	2014
	(in millions, except per share data)
Basic:
Net income (loss) attributable to CNH Industrial	$(252)	$253	$710
Weighted average common shares outstanding—basic	1,362	1,361	1,354
Basic earnings per share	$(0.18)	$0.19	$0.52
Diluted:
Net income attributable to CNH Industrial	$(252)	$253	$710
Weighted average common shares outstanding—basic	1,362	1,361	1,354
Effect of dilutive securities (when dilutive):
Stock compensation plans (A)	—	2	6
Weighted average common shares outstanding—diluted	1,362	1,363	1,360
Diluted earnings per share	$(0.18)	$0.19	$0.52
(A)

For the twelve months ended December 31, 2016, 2015, and 2014, 7.3 million, 7.9 million, and 8.9 million stock options were excluded from the computation of diluted earnings per share, respectively, due to an anti-dilutive impact. An additional 1.9 million shares of common stock outstanding at December 31, 2016 were excluded from the computation of diluted earnings per share due to the net loss position.

Note 18: Accumulated Other Comprehensive Income (Loss)

The Company’s share of comprehensive income (loss) includes net income plus other comprehensive income, which includes changes in fair value of certain derivatives designated as cash flow hedges, certain changes in pension and other retirement benefit plans, foreign currency translation gains and losses, changes in the fair value of available-for-sale securities, the Company’s share of other comprehensive income of entities accounted for using the equity method, and reclassifications for amounts included in net income less net income and other comprehensive income attributable to the noncontrolling interest. For more information on the Company’s derivative instruments, see “Note 14: Financial Instruments”. For more information on the Company’s pensions and retirement benefit obligations, see “Note 11: Employee Benefit Plans and Postretirement Benefits”. The Company’s other comprehensive income (loss) amounts are aggregated within accumulated other comprehensive income (loss). The tax effect for each component of other comprehensive income (loss) consisted of the following:

Year ended December 31, 2016	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(101)	$10	$(91)
Changes in retirement plans’ funded status	(81)	(8)	(89)
Foreign currency translation	319	—	319
Share of other comprehensive loss of entities using the equity method	(40)	—	(40)
Other comprehensive income	$97	$2	$99

Year ended December 31, 2015	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$154	$(34)	$120
Changes in retirement plans’ funded status	191	(33)	158
Foreign currency translation	(359)	—	(359)
Share of other comprehensive loss of entities using the equity method	(47)	—	(47)
Other comprehensive loss	$(61)	$(67)	$(128)

Year ended December 31, 2014	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(215)	$49	$(166)
Changes in retirement plans’ funded status	(337)	55	(282)
Foreign currency translation	125	—	125
Share of other comprehensive loss of entities using the equity method	(44)	—	(44)
Other comprehensive income (loss)	$(471)	$104	$(367)

The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following:

	Unrealized Gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Unrealized Gain (Loss) on Available For Sale Securities	Share of Other Comprehensive Income of Entities Using the Equity Method	Total
Balance, December 31, 2013	$49	$(826)	$(574)	$—	$(22)	$(1,373)
Other comprehensive income (loss), before reclassifications	(201)	(337)	126	—	(44)	(456)
Amounts reclassified from other comprehensive income	35	58	—	—	—	93
Other comprehensive income (loss)[1]	(166)	(279)	126	—	(44)	(363)
Balance, December 31, 2014	$(117)	$(1,105)	$(448)	$—	$(66)	$(1,736)
Other comprehensive income (loss), before reclassifications	(28)	76	(358)	—	(47)	(357)
Amounts reclassified from other comprehensive income	148	82	—	—	—	230
Other comprehensive income (loss)[1]	120	158	(358)	—	(47)	(127)
Balance, December 31, 2015	$3	$(947)	$(806)	$—	$(113)	$(1,863)
Other comprehensive income (loss), before reclassifications	(58)	(172)	316	—	(40)	46
Amounts reclassified from other comprehensive income (loss)	(33)	83	—	—	—	50
Other comprehensive income (loss)[1]	(91)	(89)	316	—	(40)	96
Balance, December 31, 2016	$(88)	$(1,036)	$(490)	$—	$(153)	$(1,767)

(1)	Excluded from the table above is other comprehensive loss allocated to noncontrolling interests of $3, $(1) and $(4) for the years ended December 31, 2016, 2015 and 2014, respectively.

Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in December 31, 2016 and 2015 consisted of the following:

	Amount Reclassified from Other Comprehensive Income (Loss)		Consolidated Statement of Operations line
	2016	2015
		(in millions)
Cash flow hedges	$(55)	$(16)	Net sales
	4	211	Cost of goods sold
	5	10	Other, net
	4	7	Interest expense
	9	(64)	Income taxes
	$(33)	$148
Change in retirement plans’ funded status:
Amortization of actuarial losses	$99	$102	*
Amortization of prior service cost	(5)	(9)	*
	(11)	(11)	Income taxes
	$83	$82
Total reclassifications, net of tax	$50	$230

(*)	These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 11: Employee Benefit Plans and Postretirement Benefits” for addition information.

Note 19: Segment Reporting

The operating segments through which the Company manages its operations are based on the internal reporting used by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by the Company.

CNH Industrial has five operating segments:

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe. Following the Company’s acquisition of substantially all of the assets of Miller-St. Nazianz Inc. (“Miller”) in November 2014, certain agricultural equipment products are also sold under the Miller brand, primarily in North America. Following the Company’s acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products will be sold under the Kongskilde, Överum, and JF brands.

Construction Equipment designs, manufactures, and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders and telehandlers. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands.

Commercial Vehicles designs, produces, and sells a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the Iveco brand, commuter buses and touring coaches under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the Iveco Astra brand, firefighting vehicles under the Magirus brand and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

Powertrain designs, manufactures, and offers a range of propulsion and transmission systems and axles for on- and off-road applications, as well as engines for marine application and power generation under the FPT Industrial brand.

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

The CODM reviews the performance of operating segments using Operating Profit of Industrial Activities calculated using U.S. GAAP measures. Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, SG&A expenses, and R&D expenses. Operating Profit of Financial Services is defined as revenues, less SG&A expenses, interest expenses and certain other operating expenses. In addition, with reference to Financial Services, the CODM assesses the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP. Furthermore, the CODM reviews expenditures for long-lived assets; however, other operating segment asset information is not readily available.

A reconciliation from consolidated operating profit to income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP for the years ended December 31, 2016, 2015, and 2014 are provided below.

	Years Ended December 31,
	2016	2015	2014
	(in millions)
Operating profit	$1,439	$1,635	$2,199
Adjustments/reclassifications to convert from operating profit to U.S. GAAP income before income taxes and equity in income of unconsolidated subsidiaries:
Restructuring expenses	(44)	(84)	(184)
Interest expenses of Industrial Activities, net of interest income and eliminations	(543)	(479)	(613)
Other, net	(861)	(505)	(313)
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$(9)	$567	$1,089

Segment Information

The following summarizes operating profit by reportable segment:

	Years Ended December 31,
	2016	2015	2014
	(in millions)
Agricultural Equipment	$818	$952	$1,770
Construction Equipment	2	90	79
Commercial Vehicles	333	283	29
Powertrain	232	186	223
Eliminations and other	(94)	(79)	(113)
Total Operating profit of Industrial Activities	$1,291	$1,432	$1,988
Financial Services	478	515	554
Eliminations and other	(330)	(312)	(343)
Operating profit	$1,439	$1,635	$2,199

A summary of additional operating segment information as of and for the years ended December 31, 2016, 2015, and 2014 is as follows:

	Years Ended December 31,
	2016	2015	2014
	(in millions)
Revenues:
Agricultural Equipment	$10,120	$11,025	$15,204
Construction Equipment	2,304	2,542	3,346
Commercial Vehicles	9,553	9,542	10,888
Powertrain	3,707	3,560	4,464
Eliminations and other	(2,015)	(1,992)	(2,704)
Net sales of Industrial Activities	23,669	24,677	31,198
Financial Services	1,570	1,603	1,828
Eliminations and other	(367)	(368)	(471)
Total Revenues	$24,872	$25,912	$32,555
Depreciation and Amortization (*):
Agricultural Equipment	$309	$303	$288
Construction Equipment	69	70	85
Commercial Vehicles	208	198	209
Powertrain	124	123	144
Other activities and adjustments	—	—	(1)
Depreciation and amortization of Industrial Activities	710	694	725
Financial Services	6	5	6
Depreciation and amortization	$716	$699	$731
Expenditures for long-lived assets (*):
Agricultural Equipment	$194	$308	$408
Construction Equipment	36	47	65
Commercial Vehicles	173	182	391
Powertrain	96	112	136
Other activities	2	4	5
Expenditures for long-lived assets of Industrial Activities	501	653	1,005
Financial Services	2	3	17
Expenditures for long-lived assets	$503	$656	$1,022

(*)	Excluding assets sold with buy-back commitments and equipment on operating leases

Geographic Information

CNH Industrial has its principal office in London, England, U.K. Revenues earned in the U.K. from external customers were $842 million, $1,008 million, and $1,054 million for the years ended December 31, 2016, 2015, and 2014, respectively. Revenues earned in the rest of the world from external customers were $24,030 million, $24,904 million, and $31,501 million for the years ended December 31, 2016, 2015, and 2014, respectively. The following highlights revenues earned from external customers in the rest of the world by destination:

	2016	2015	2014
	(in millions)
United States	$4,628	$5,533	$7,472
France	2,608	2,580	2,913
Italy	2,874	2,524	2,854
Brazil	1,587	1,670	3,708
Germany	1,574	1,565	1,845
Canada	1,182	1,229	1,606
Australia	947	846	926
Spain	921	810	807
Argentina	680	768	570
Poland	435	479	562
Other	6,594	6,900	8,238
Total Revenues from external customers in the rest of world	$24,030	$24,904	$31,501

Total long-lived tangible and intangible assets located in the U.K. were $234 million and $253 million at December 31, 2016 and 2015, respectively, and the total of such assets located in the rest of the world totaled $11,306 million and $11,320 million at December 31, 2016 and 2015, respectively. The following highlights long-lived tangible and intangible assets by geographic in the rest of the world:

	At December 31,
	2016	2015
	(in millions)
United States	$5,081	$5,202
Italy	1,510	1,580
France	805	794
Spain	625	579
Germany	808	849
Brazil	436	371
Canada	519	441
China	280	313
Other	1,242	1,191
Total Long-lived assets in the rest of the world	$11,306	$11,320

In 2016, 2015, and 2014, no single external customer of CNH Industrial accounted for 10 percent or more of consolidated revenues.

Note 20: Related Party Information

CNH Industrial’s related parties are primarily EXOR N.V. and the companies that EXOR N.V. controls or has significant influence over, including FCA and its subsidiaries and affiliates and Ferrari N.V. and its subsidiaries and affiliates. As of December 31, 2016, EXOR N.V. held 41.4% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of December 31, 2016. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates over which CNH Industrial has significant influence or which it jointly controls.

The Company’s Audit Committee reviews and evaluates all significant related party transactions.

Transactions with EXOR N.V. and its Subsidiaries and Affiliates

EXOR N.V. is a major investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the year ended December 31, 2016. On September 1, 2015, EXOR N.V. closed the sale of its interest in Cushman & Wakefield to DTZ. During the year ended December 31, 2015, CNH Industrial purchased real estate services from Cushman & Wakefield. The related transaction amounts were insignificant during 2015.

In connection with the Demerger, Fiat (now known as FCA) and Fiat Industrial entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the various service provider subsidiaries of such entities provide services (such as purchasing, tax, accounting and other back office services, security and training) to the various service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In letter which may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. Subsidiaries of FCA provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems, and training under the terms and conditions of the MSA and the applicable Opt-in Letters.

CNH Industrial sells engines and light commercial vehicles to and purchases engine blocks and other components from FCA companies. Furthermore, the Company could enter into other minor transactions with FCA Group in the ordinary course of business.

These transactions with FCA Group are reflected on the Company’s consolidated statements of operations as follows:

	2016	2015	2014
	(in millions)
Net sales	$806	$762	$943
Cost of goods sold	$466	$463	$551
Selling, general and administrative expenses	$148	$161	$234

	12/31/2016	12/31/2015
	(in millions)
Trade receivables	$11	$14
Trade payables	$105	$136

Transactions with the Unconsolidated Subsidiaries and Affiliates

CNH Industrial sells commercial vehicles, agricultural equipment, and construction equipment and provides technical services to unconsolidated subsidiaries and affiliates such as Iveco Oto Melara Societa consortile ARL, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from unconsolidated subsidiaries and affiliates, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	2016	2015	2014
	(in millions)
Net sales	$782	$700	$843
Cost of goods sold	$392	$430	$564

	12/31/2016	12/31/2015
	(in millions)
Trade receivables	$113	$72
Trade payables	$108	$156

At December 31, 2016 and 2015, CNH Industrial had pledged guarantees on commitments of its joint venture for an amount of $187 million and $203 million, respectively, mainly related to Iveco—Oto Melara Società consortile.

Note 21: Supplemental Information

The operations, key financial measures, and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH Industrial. This supplemental information does not purport to represent the operations of each group as if each group were to operate on a standalone basis. For example, Industrial Activities presents the cost of “interest free” periods for wholesale receivables as Interest Compensation to Financial Services and not as a reduction of sales in their Statements of Operations. This supplemental data is as follows:

Industrial Activities—The financial information captioned “Industrial Activities” reflects the consolidation of all majority-owned subsidiaries except for Financial Services business. Financial Services business has been included using the equity method of accounting whereby the net income and net assets of Financial Services business are reflected, respectively, in “Equity in income of unconsolidated subsidiaries and affiliates” in the accompanying statement of operations, and in “Investments in unconsolidated subsidiaries and affiliates” in the accompanying balance sheets.

Financial Services—The financial information captioned “Financial Services” reflects the consolidation or combination of Financial Services business.

Transactions between the “Industrial Activities” and “Financial Services” have been eliminated to arrive at the consolidated financial statements.

Certain prior period balances have been reclassified to conform to the current period presentation resulting from the adoption of new accounting pronouncements.

	Statement of Operations
	Industrial Activities			Financial Services
	2016	2015	2014	2016	2015	2014
	(in millions)
Revenues
Net sales	$23,669	$24,677	$31,198	$—	$—	$—
Finance and interest income	153	201	258	1,570	1,603	1,828
Total Revenues	$23,822	$24,878	$31,456	$1,570	$1,603	$1,828
Costs and Expenses
Cost of goods sold	19,539	20,357	25,536	—	—	—
Selling, general & administrative expenses	1,979	2,032	2,568	283	285	357
Research and development expenses	860	856	1,106	—	—	—
Restructuring expenses	43	82	184	1	2	—
Interest expense	694	678	857	521	576	705
Interest compensation to Financial Services	332	314	357	—	—	—
Other, net	855	497	290	294	235	235
Total Costs and Expenses	$24,302	$24,816	$30,898	$1,099	$1,098	$1,297
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(480)	62	558	471	505	531
Income tax (expense)	(137)	(202)	(280)	(161)	(158)	(187)
Equity income of unconsolidated subsidiaries and affiliates	34	20	68	24	21	18
Results from intersegment investments	334	368	362	—	—	2
Net income (loss)	$(249)	$248	$708	$334	$368	$364

	Balance Sheets
	Industrial Activities		Financial Services
	2016	2015	2016	2015
	(in millions)
ASSETS
Cash and cash equivalents	$4,649	$4,551	$368	$833
Restricted cash	—	15	837	912
Trade receivables	596	555	58	52
Financing receivables	1,592	2,162	19,546	19,974
Inventories, net	5,396	5,513	213	177
Property, plant and equipment, net	6,395	6,479	2	2
Investments in unconsolidated subsidiaries and affiliates	2,886	2,846	153	136
Equipment under operating leases	17	10	1,890	1,825
Goodwill	2,296	2,295	153	152
Other intangible assets, net	772	793	15	17
Deferred tax assets	1,060	1,087	188	163
Derivative assets	98	205	8	6
Other assets	1,505	1,271	382	490
TOTAL ASSETS	$27,262	$27,782	$23,813	$24,739
LIABILITIES AND EQUITY
Debt	$7,691	$8,260	$20,061	$21,176
Trade payables	5,042	5,176	180	197
Deferred tax liabilities	84	60	310	274
Pension, postretirement and other postemployment benefits	2,256	2,263	20	19
Derivative liability	239	62	21	7
Other liabilities	7,478	7,100	669	611
TOTAL LIABILITIES	$22,790	$22,921	$21,261	$22,284
Equity	4,451	4,843	2,552	2,455
Redeemable noncontrolling interest	21	18	—	—
TOTAL LIABILITIES AND EQUITY	$27,262	$27,782	$23,813	$24,739

	Cash Flow Statements
	Industrial Activities			Financial Services
	2016	2015	2014	2016	2015	2014
	(in millions)
Operating activities:
Net income (loss)	$(249)	$248	$708	$334	$368	$364
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	710	694	725	6	5	6
Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	284	238	257	261	209	152
(Gain) loss from disposal of assets	4	(2)	(1)	—	—	9
Loss on repurchase of Notes	60	—	—	—	—	—
Undistributed income (loss) of unconsolidated subsidiaries	37	(104)	(181)	(25)	(17)	(20)
Other non-cash items	73	213	101	122	118	153
Changes in operating assets and liabilities:
Provisions	42	(61)	110	4	13	11
Deferred income taxes	43	59	(110)	22	60	71
Trade and financing receivables related to sales, net	(7)	354	285	(95)	(50)	(1,101)
Inventories, net	141	507	(187)	(35)	(34)	15
Trade payables	121	(162)	(790)	(19)	4	(66)
Other assets and liabilities	460	112	(104)	155	220	434
Net cash provided by operating activities	1,719	2,096	813	730	896	28
Investing activities:
Additions to retail receivables	—	—	—	(3,951)	(4,498)	(6,467)
Collections of retail receivables	—	—	—	4,569	5,146	6,506
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	12	11	25	—	—	—
Proceeds from sale of assets under operating leases and assets sold under buy-back commitments	234	320	319	426	406	258
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and sold under buy-back commitments	(501)	(653)	(1,005)	(2)	(3)	(17)
Expenditures for assets under operating lease and assets sold under buy-back commitments	(884)	(875)	(797)	(747)	(976)	(1,017)
Other	380	2,151	494	(562)	(2,019)	(282)
Net cash provided (used) by investing activities	(759)	954	(964)	(267)	(1,944)	(1,019)
Financing activities:
Proceeds from long-term debt	1,754	650	3,356	10,875	9,277	14,021
Payments of long-term debt	(2,085)	(2,483)	(2,145)	(11,685)	(8,185)	(13,178)
Net increase (decrease) in other financial liabilities	(219)	51	(194)	87	45	(120)
Dividends paid	(207)	(297)	(382)	(341)	(207)	(160)
Other	(58)	23	18	105	43	13
Net cash provided (used) by financing activities	(815)	(2,056)	653	(959)	973	576
Effect of foreign exchange rate changes on cash and cash equivalents	(47)	(565)	(390)	31	(133)	(101)
Increase (decrease) in cash and cash equivalents	98	429	112	(465)	(208)	(516)
Cash and cash equivalents, beginning of year	4,551	4,122	4,010	833	1,041	1,557
Cash and cash equivalents, end of year	$4,649	$4,551	$4,122	$368	$833	$1,041

Note 22: Supplemental Condensed Consolidating Financial Information

CNH Industrial and certain 100% owned subsidiaries of CNH Industrial (the “Guarantor Subsidiaries”) guarantee the 7.875% Senior Notes issued by Case New Holland Industrial Inc. (formerly Case New Holland Inc.) in 2010. As the guarantees are fully unconditional, irrevocable and joint and several with all other guarantees and as the Guarantor Subsidiaries are all 100% owned by CNH Industrial, the Company has included the following condensed consolidating financial information as of December 31, 2016 and 2015 and for the three years ended December 31, 2016. The condensed consolidating financial information reflects investments in consolidated subsidiaries on the equity method of accounting. The goodwill and other intangible assets are allocated to reporting units and are primarily reported by the Guarantor Subsidiaries, except for the portion related to Financial Services which is reported by All Other Subsidiaries. It is not practicable to allocate goodwill and other intangibles to the individual Guarantor Subsidiaries and All Other Subsidiaries.

Certain prior period balances have been reclassified to conform to the current period presentation resulting from the adoption of new accounting pronouncements.

The following condensed financial statements present CNH Industrial, Case New Holland Industrial Inc., the Guarantor Subsidiaries, and all other subsidiaries as of December 31, 2016, and 2015, and for the years ended December 31, 2016, 2015, and 2014.

	Condensed Statements of Operations For the Year Ended December 31, 2016
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total Revenues	$1,370	$8	$9,759	$19,592	$(5,857)	$24,872
Cost and Expenses:
Cost of goods sold	1,142	—	8,130	15,431	(5,164)	19,539
Selling, general and administrative expenses	120	—	491	1,651	—	2,262
Research and development expenses	6	—	276	578	—	860
Restructuring expenses	3	—	(9)	50	—	44
Interest expense	151	320	118	933	(494)	1,028
Interest compensation to Financial Services	10	—	189	—	(199)	—
Other, net	57	(1)	103	989	—	1,148
Total Costs and Expenses	1,489	319	9,298	19,632	(5,857)	24,881
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(119)	(311)	461	(40)	—	(9)
Income tax (expense) benefit	(4)	112	(91)	(315)	—	(298)
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(129)	377	292	140	(622)	58
Net income (loss)	(252)	178	662	(215)	(622)	(249)
Net income attributable to noncontrolling interests	—	—	—	3	—	3
Net income (loss) attributable to owners of the parent	$(252)	$178	$662	$(218)	$(622)	$(252)

	Condensed Statements of Comprehensive Income For the Year Ended December 31, 2016
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$(156)	$324	$761	$(800)	$(279)	$(150)
Comprehensive income attributable to noncontrolling interests	—	—	—	6	—	6
Comprehensive income (loss) attributable to parent	$(156)	$324	$761	$(806)	$(279)	$(156)

	Condensed Balance Sheets As of December 31, 2016
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$1	$—	$170	$4,846	$—	$5,017
Deposits in subsidiaries’ cash management pools	159	—	3,455	—	(3,614)	—
Receivables	757	856	5,581	26,822	(14,731)	19,285
Inventories, net	83	—	1,270	4,256	—	5,609
Property, plant and equipment, net	74	—	997	5,326	—	6,397
Equipment on operating leases	3	—	—	1,904	—	1,907
Investments in unconsolidated subsidiaries and affiliates	244	—	—	243	—	487
Investments in consolidated subsidiaries	9,537	7,666	1,641	890	(19,734)	—
Goodwill and intangibles	11	—	2,768	457	—	3,236
Other	232	137	1,225	2,283	(268)	3,609
Total Assets	$11,101	$8,659	$17,107	$47,027	$(38,347)	$45,547
Liabilities and Equity:
Debt	$5,918	$5,378	$2,404	$28,201	$(16,625)	$25,276
Trade payables	168	—	1,777	4,978	(1,738)	5,185
Other liabilities	571	(56)	3,241	7,130	(251)	10,635
Total Equity	4,444	3,337	9,685	6,718	(19,733)	4,451
Total Equity and Liabilities	$11,101	$8,659	$17,107	$47,027	$(38,347)	$45,547

	Condensed Statements of Cash Flow For the Year Ended December 31, 2016
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$(252)	$178	$662	$(215)	$(622)	$(249)
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	12	—	206	1,043	—	1,261
Other, net	758	(310)	(284)	1,112	(180)	1,096
Net cash provided (used) by operating activities	518	(132)	584	1,940	(802)	2,108
Investing activities:
Expenditures for property, plant and equipment, equipment on operating lease, equipment sold under a buy-back commitment and intangible assets	(13)	—	(82)	(2,039)	—	(2,134)
Net collections from retail receivables and related securitizations	—	—	—	617	1	618
(Deposits in) withdrawals from subsidiaries’ cash management pools	(48)	—	1,294	—	(1,246)	—
Other, net	(1,125)	1,055	(1,228)	(379)	2,272	595
Net cash provided (used) by investing activities	(1,186)	1,055	(16)	(1,801)	1,027	(921)
Financing Activities:
Net increase (decrease) in indebtedness	904	(941)	(264)	(972)	—	(1,273)
Dividends paid	(201)	(7)	(298)	(503)	802	(207)
Other, net	(32)	25	23	953	(1,027)	(58)
Net cash provided (used) by financing activities	671	(923)	(539)	(522)	(225)	(1,538)
Effect of foreign exchange rate changes on cash and cash equivalents	(5)	—	(3)	(8)	—	(16)
Increase (decrease) in cash and cash equivalents	(2)	—	26	(391)	—	(367)
Cash and cash equivalents, beginning of year	3	—	144	5,237	—	5,384
Cash and cash equivalents, end of year	$1	$—	$170	$4,846	$—	$5,017

	Condensed Statements of Operations For the Year Ended December 31, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total Revenues	$1,541	$9	$10,860	$19,509	$(6,007)	$25,912
Cost and Expenses:
Cost of goods sold	1,283	—	9,039	15,339	(5,304)	20,357
Selling, general and administrative expenses	133	—	495	1,689	—	2,317
Research and development expenses	11	—	281	564	—	856
Restructuring expenses	2	—	16	66	—	84
Interest expense	130	246	162	1,076	(508)	1,106
Interest compensation to Financial Services	11	—	184	—	(195)	—
Other, net	36	(2)	199	392	—	625
Total Costs and Expenses	1,606	244	10,376	19,126	(6,007)	25,345
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(65)	(235)	484	383	—	567
Income tax (expense) benefit	(13)	85	(114)	(318)	—	(360)
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	331	425	264	62	(1,041)	41
Net income (loss)	253	275	634	127	(1,041)	248
Net loss attributable to noncontrolling interests	—	—	—	(5)	—	(5)
Net income (loss) attributable to owners of the parent	$253	$275	$634	$132	$(1,041)	$253

	Condensed Statements of Comprehensive Income For the Year Ended December 31, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$126	$190	$398	$(653)	$59	$120
Comprehensive loss attributable to noncontrolling interests	—	—	—	(7)	—	(7)
Comprehensive income (loss) attributable to parent	$126	$190	$398	$(646)	$59	$127

	Condensed Balance Sheets As of December 31, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$3	$—	$144	$5,237	$—	$5,384
Deposits in subsidiaries’ cash management pools	116	—	4,753	—	(4,869)	—
Receivables	584	986	4,970	27,401	(14,360)	19,581
Inventories, net	138	—	1,364	4,188	—	5,690
Property, plant and equipment, net	80	—	1,108	5,293	—	6,481
Equipment on operating leases	—	—	—	1,835	—	1,835
Investments in unconsolidated subsidiaries and affiliates	251	—	—	276	—	527
Investments in consolidated subsidiaries	9,166	7,191	1,607	794	(18,758)	—
Goodwill and intangibles	12	—	2,786	459	—	3,257
Other	176	104	1,292	2,555	(205)	3,922
Total Assets	$10,526	$8,281	$18,024	$48,038	$(38,192)	$46,677
Liabilities and Equity:
Debt	$5,045	$5,187	$3,302	$29,987	$(17,220)	$26,301
Trade payables	221	112	2,083	4,954	(2,028)	5,342
Other liabilities	458	(79)	3,365	6,633	(186)	10,191
Total Equity	4,802	3,061	9,274	6,464	(18,758)	4,843
Total Equity and Liabilities	$10,526	$8,281	$18,024	$48,038	$(38,192)	$46,677

	Condensed Statements of Cash Flow For the Year Ended December 31, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$253	$275	$634	$127	$(1,041)	$248
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	10	—	207	929	—	1,146
Other, net	52	(495)	(283)	1,590	528	1,392
Net cash provided (used) by operating activities	315	(220)	558	2,646	(513)	2,786
Investing activities:
Expenditures for property, plant and equipment, equipment on operating lease, equipment sold under a buy-back commitment and intangible assets	(25)	—	(145)	(2,337)	—	(2,507)
Net collections from retail receivables and related securitizations	—	—	—	648	—	648
(Deposits in) withdrawals from subsidiaries’ cash management pools	92	—	(715)	—	623	—
Other, net	(114)	285	1,025	663	(948)	911
Net cash provided (used) by investing activities	(47)	285	165	(1,026)	(325)	(948)
Financing Activities:
Net increase (decrease) in indebtedness	—	(3)	10	(652)	—	(645)
Dividends paid	(291)	(1)	(187)	(329)	511	(297)
Other, net	26	(61)	(437)	168	327	23
Net cash provided (used) by financing activities	(265)	(65)	(614)	(813)	838	(919)
Effect of foreign exchange rate changes on cash and cash equivalents	(7)	—	(4)	(687)	—	(698)
Increase (decrease) in cash and cash equivalents	(4)	—	105	120	—	221
Cash and cash equivalents, beginning of year	7	—	39	5,117	—	5,163
Cash and cash equivalents, end of year	$3	$—	$144	$5,237	$—	$5,384

	Condensed Statements of Operations For the Year Ended December 31, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total Revenues	$2,034	$10	$12,898	$24,283	$(6,670)	$32,555
Cost and Expenses:
Cost of goods sold	1,750	—	10,269	19,422	(5,907)	25,534
Selling, general and administrative expenses	136	—	652	2,137	—	2,925
Research and development expenses	13	—	388	705	—	1,106
Restructuring expenses	3	—	29	152	—	184
Interest expense	210	234	140	1,284	(550)	1,318
Interest compensation to Financial Services	12	—	201	—	(213)	—
Other, net	15	(4)	185	203	—	399
Total Costs and Expenses	2,139	230	11,864	23,903	(6,670)	31,466
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(105)	(220)	1,034	380	—	1,089
Income tax (expense) benefit	101	71	(268)	(371)	—	(467)
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	714	918	364	(32)	(1,878)	86
Net income (loss)	710	769	1,130	(23)	(1,878)	708
Net loss attributable to noncontrolling interests	—	—	—	(2)	—	(2)
Net income (loss) attributable to owners of the parent	$710	$769	$1,130	$(21)	$(1,878)	$710

	Condensed Statements of Comprehensive Income For the Year Ended December 31, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$347	$769	$454	$(794)	$(435)	$341
Comprehensive loss attributable to noncontrolling interests	—	—	—	(6)	—	(6)
Comprehensive income (loss) attributable to parent	$347	$769	$454	$(788)	$(435)	$347

	Condensed Statements of Cash Flow For the Year Ended December 31, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$710	$769	$1,130	$(23)	$(1,878)	$708
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	14	—	212	914	—	1,140
Other, net	(429)	(736)	(574)	(1,077)	1,649	(1,167)
Net cash provided (used) by operating activities	295	33	768	(186)	(229)	681
Investing activities:
Expenditures for property, plant and equipment, equipment on operating lease, equipment sold under a buy-back commitment and intangible assets	(26)	—	(163)	(2,647)	—	(2,836)
Net additions from retail receivables and related securitizations	—	—	—	39	—	39
(Deposits in) withdrawals from subsidiaries’ cash management pools	—	—	(757)	—	757	—
Other, net	294	(3)	(121)	(259)	916	827
Net cash provided (used) by investing activities	268	(3)	(1,041)	(2,867)	1,673	(1,970)
Financing Activities:
Net increase (decrease) in indebtedness	(205)	212	(339)	3,035	(963)	1,740
Dividends paid	(360)	(249)	(337)	(1,386)	1,950	(382)
Other, net	18	7	977	1,447	(2,431)	18
Net cash provided (used) by financing activities	(547)	(30)	301	3,096	(1,444)	1,376
Effect of foreign exchange rate changes on cash and cash equivalents	(14)	—	(27)	(450)	—	(491)
Increase (decrease) in cash and cash equivalents	2	—	1	(407)	—	(404)
Cash and cash equivalents, beginning of year	5	—	38	5,524	—	5,567
Cash and cash equivalents, end of year	$7	$—	$39	$5,117	$—	$5,163

.

Note 23: Subsequent Event

On January 31, 2017, CNH Industrial completed its acquisition, previously announced on October 31, 2016, of the agricultural grass and soil business of Kongskilde Industries. Effective February 1, 2017, CNH Industrial will take over the business unit that develops, manufactures and sells solutions for agricultural applications for tillage, seeding and hay & forage under various brands, including Kongskilde, Överum, Howard and JF.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNH INDUSTRIAL N.V. (Registrant)
/s/ MASSIMILIANO CHIARA
Massimiliano Chiara
Chief Financial Officer
Dated: March 2, 2017

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