Form 20-F
period 2017-12-31
CNH Industrial N.V.
filed 2018-03-02
CIK 1567094

3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

FAX: +1 630-887-2344

Email: michael.going@cnhind.com

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Shares, par value €0.01	New York Stock Exchange
4.50% Notes due 2023	New York Stock Exchange
3.850% Notes due 2027	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,363,592,506 common shares, par value €0.01 per share, and 388,906,690 special voting shares, par value €0.01 per share.

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
Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes  ☐    No  ☐

Certain Defined Terms

CNH Industrial N.V. is the company formed by the mergers of Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary, CNH Global N.V. (“CNH Global”) into CNH Industrial N.V. (the “Merger”). CNH Industrial is incorporated in, and under the laws of, the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England. Unless otherwise indicated or the context otherwise requires, as used in this annual report, the terms “CNH Industrial”, “we”, “us”, “our” or “the Company” refer to CNH Industrial, together with its consolidated subsidiaries.

Presentation of Financial and Certain Other Information

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

The following table contains our selected historical financial data as of and for each of the five years ended December 31, 2017, 2016, 2015, 2014 and 2013.

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
	(in millions, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Net sales	$26,168	$23,669	$24,677	$31,196	$32,632
Finance and interest income	1,193	1,203	1,235	1,359	1,204
Total Revenues	27,361	24,872	25,912	32,555	33,836
Net (loss) income	$313	$(249)	$248	$708	$828
Net (loss) income attributable to CNH Industrial N.V.	$295	$(252)	$253	$710	$677
Earnings per share attributable to CNH Industrial N.V.:
Basic earnings per common share	$0.22	$(0.18)	$0.19	$0.52	$0.54
Diluted earnings per common share	$0.22	$(0.18)	$0.19	$0.52	$0.54
Cash dividends declared per common share(1)	$0.118	$0.148	$0.214	$0.277	$0.293

	As of December 31,
	2017	2016	2015	2014	2013
	(in millions)
Consolidated Balance Sheet Data:
Total Assets	$48,275	$45,547	$46,677	$51,824	$53,739
Share capital	$25	$25	$25	$25	$25
Common shares outstanding	1,364	1,362	1,362	1,355	1,350
Special voting shares outstanding	389	412	413	415	469
Equity	$4,400	$4,451	$4,843	$4,961	$4,955
(1)

On March 2, 2018, the Board of Directors recommended to the Company’s shareholders a dividend of €0.14 per common share, totaling approximately €191 million (equivalent to approximately $235 million, translated at the exchange rate reported by the European Central Bank on February 27, 2018). The proposal is subject to the approval of the Company’s shareholders at the Annual General Meeting of shareholders to be held on April 13, 2018. For 2017, CNH Industrial declared and paid a dividend of €0.11 per common share. For 2016, CNH Industrial declared and paid a dividend of €0.13 per common share. For 2015 and 2014, CNH Industrial declared and paid a dividend of €0.20 per common share. For 2013, Fiat Industrial declared and paid a dividend of €0.225 per ordinary share. The cash dividends for 2017, 2016, 2015, and 2014 were paid on May 2, 2017, May 3, 2016, April 29, 2015, and April 30, 2014, respectively, and shareholders who held common shares on the record date traded on the NYSE received the dividend in U.S. dollars at the USD/EUR exchange rate reported by the European Central Bank on April 20, 2017 ($.1182) April 21, 2016 ($0.1476), April 16, 2015 ($0.2142), and April 17, 2014 ($0.2771), respectively. The cash dividend declared for 2013 was paid in euro on April 25, 2013, and has been translated into U.S. dollars at the noon buying rate in the City of New York for cable transfers in euros as certified by the Federal Reserve Bank of New York for customs purposes on the payment date.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following risks should be considered in conjunction with “Item 5. Operating and Financial Review and Prospects” beginning on page 31, the other risks described in the Safe Harbor Statement beginning on page 59 and notes to the consolidated financial statements beginning on page F-9. These risks may affect our operating results and, individually or in the aggregate, could cause our actual results to differ materially from past and projected future results. Some of these risks and uncertainties could affect particular lines of business, while others could affect all of our businesses. Although risks are discussed separately, many are interrelated. The following discussion of risks may contain forward-looking statements that are intended to be covered by the Safe Harbor Statement beginning on page 59. Except as may be required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. It is impossible to predict or identify all risk factors and, consequently, you should not consider the following factors to be a complete discussion of risks and uncertainties that may affect us. We invite you to consult any further related disclosures we make from time to time in materials filed with or furnished to the United States Securities and Exchange Commission (“SEC”).

Risks Related to Our Business, Strategy and Operations

Global economic conditions impact our businesses.   Our results of operations and financial position are and will continue to be influenced by macroeconomic factors - including changes in gross domestic product, the level of consumer and business confidence, changes in interest rates or the availability of credit, inflation and deflation, energy prices, and the cost of commodities or other raw materials - which exist in the countries in which we operate. Such macroeconomic factors vary from time to time and their effect on our results of operations and financial position cannot be specifically and singularly assessed and/or isolated.

Economic conditions vary across regions and countries, and demand for our products and services generally increases in those regions and countries experiencing economic growth and investment. Slower economic growth or a change in global mix of regions and countries experiencing economic growth and investment could have an adverse impact on our business, results of operations and financial condition. In slower economic times, some dealers and customers may delay or cancel plans to purchase our products and services and may not be able to fulfill their obligations to us in a timely fashion. Our suppliers may also be impacted by economic pressures, which may adversely affect their ability to fulfill their obligations to us. These factors could result in product delays, increased accounts receivable, defaults and inventory challenges. In addition, demand for our products and services can be significantly impacted by concerns regarding the diverse economic and political circumstances in the European Union, the debt burden of several countries in the European Union, the risk that one or more European Union countries could come under increasing pressure to leave the European Union and the long term stability of the euro as a single common currency. These concerns, along with the significant fiscal adjustments carried out in several countries, intended to manage actual or perceived sovereign credit risk, have led to further pressure on economic growth and may lead to new periods of economic volatility and recession in the European Union. Similarly, in Brazil, macroeconomic conditions remain volatile. Moreover, some governments may implement measures designed to slow the economic growth rate in those countries (e.g., higher interest rates, reduced bank lending and other anti-inflation measures). If there is significant deterioration in the global economy or the economies of key countries or regions, the demand for our products and services would likely decrease and our results of operations, financial position and cash flows could be materially and adversely affected.

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

We are exposed to political, economic and other risks beyond our control as a result of operating a global business.   We manufacture and sell products and offer services in several continents and numerous countries around the world including those experiencing varying degrees of political and economic instability. Given the global nature of our activities, we are exposed to risks associated with international business activities that may increase our costs, impact our ability to manufacture and sell our products and require significant management attention. These risks include:

•	changes in laws, regulations and policies that affect, among other things:
➢	import and export duties and quotas;
➢	currency restrictions;
➢	the design, manufacture and sale of our products, including, for example, engine emissions regulations;
➢	interest rates and the availability of credit to our dealers and customers;
➢	property, contract rights and intellectual property;
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

•	changes in trade agreements or trade terms, including any unilateral withdrawal from, or material modification of, the North American Free Trade Agreement; and
•	war, civil unrest and terrorism.

In recent years, terrorist attacks have occurred around the world, leading to personal safety anxieties and political instability in many countries and, ultimately, an impact on consumers’ confidence. More recently, growing populist political movements in several major developed countries and other unanticipated changes to the previous geopolitical order may have negative effects on the global economy.

There can be no guarantee that we will be able to quickly and completely adapt our business model to changes that could result from the foregoing, and any such changes may have an adverse effect on our business, results of operations and financial condition.

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

We depend on suppliers for raw materials, parts and components.   We rely upon suppliers for raw materials, parts and components that we require to manufacture our products. We cannot guarantee that we will be able to maintain access to raw materials, parts and components, and in some cases, this access may be affected by factors outside of our control and the control of our suppliers. Certain components and parts used in our products are available from a single supplier and cannot be quickly sourced from other suppliers. Increasing demand for certain products has resulted in challenges in obtaining parts and components due to supplier constraints. Supply chain disruptions, including those due to supplier financial distress, capacity constraints, labor shortages, business continuity, delivery or disruptions due to weather-related or natural disaster events, could negatively impact our business, results of operations and financial condition.

We use a variety of raw materials in our businesses, including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium. The prices of these raw materials fluctuate, and while we seek to manage this exposure, we may not be successful in mitigating these risks. Further, increases in the prices for raw materials can significantly increase our costs of production, which could have a material adverse effect on our business, results of operations and financial condition, particularly if we are unable to offset the increased costs through an increase in product pricing.

Competitive activity, or failure by us to respond to actions by our competitors, could adversely affect our results of operations.   We operate in highly competitive global and regional markets. Depending on the particular country, we compete with other international, regional and local manufacturers and distributors of agricultural and construction equipment, commercial vehicles, and powertrains. Certain of our global competitors have substantial resources and may be able to provide products and services at little or no profit or even at a loss to compete with certain of our product offerings. We compete on the basis of product performance, innovation, quality, distribution, customer service and price. Aggressive pricing or other strategies pursued by competitors, unanticipated product or manufacturing delays or our failure to price our products competitively could adversely affect our business, results of operations and financial position. Additionally, there has been a trend towards consolidation in the trucks and construction equipment industries that has resulted in larger and potentially stronger competitors in those markets. The markets in which we compete are highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, customer service and financial services offered. Competition, particularly on pricing, has increased significantly in the markets in which we compete in recent years. Should we be unable to adapt effectively to market conditions, this could have an adverse effect on our business, results of operations and financial condition.

Costs of ongoing compliance with, or failure to comply with, increasingly stringent environmental, health and safety laws could have an adverse effect on our results of operations.   We are subject to comprehensive and constantly evolving laws, regulations and policies in numerous jurisdictions around the world. We expect the extent of legal requirements affecting our businesses and our costs of compliance to continue to increase in the future. Such laws govern, among other things, products - with requirements on emissions of polluting gases and particulate matter, increased fuel efficiency and safety becoming increasingly strict - and industrial plants - with requirements for reduced emissions, treatment of waste and water and prohibitions on soil contamination also becoming increasingly strict. To comply with such laws, we make significant investments in research and development and capital expenditures and expect to continue to incur substantial costs in the future. Failure to comply with such laws could limit or prohibit our ability to sell our goods in a particular jurisdiction, expose us to penalties or clean-up costs, civil or criminal liability and sanctions on certain of our activities, as well as damage to property or natural resources. Liabilities, sanctions, damages and remediation efforts related to any non-compliance with such laws, including those that may be adopted or imposed in the future, could negatively impact our ability to conduct our operations and our results of operations and financial condition. In addition, there can be no assurances that we will not be adversely affected by costs, liabilities or claims with respect to any subsequently acquired operations.

Further, environmental, health and safety regulations change from time to time, as may related interpretations and other guidance. For example, changes in environmental and climate change laws, including laws relating to engine and vehicle emissions, safety regulations, fuel requirements, restricted substances, or greenhouse gas emissions, could lead to new or additional investments in product designs and could increase environmental compliance expenditures. If these laws are either changed or adopted and impose significant operational restrictions and compliance requirements on us or our products, they could result in higher capital expenditures and negatively impact our business, results of operations, financial position and competitive position.

A decrease in government incentives may adversely affect our results.   Government initiatives that are intended to stimulate demand for products sold by us, such as changes in tax treatment or purchase incentives for new equipment, can substantially influence the timing and level of our revenues. The terms, size and duration of such government actions are unpredictable and outside of our control. Any adverse change in government policy relating to those initiatives could have a material adverse effect on our business, results of operations and financial condition.

Our future performance depends on our ability to innovate and on market acceptance of new or existing products.   The success of our businesses depends on our ability to maintain or increase our market share in existing markets and to expand into new markets through the development of innovative, high-quality products that provide adequate profitability. In particular, the failure to develop and offer innovative products that compare favorably to those of our principal competitors in terms of price, quality, functionality and features, or delays in bringing strategic new products to market, or the inability to adequately protect our intellectual property rights or supply products that meet regulatory requirements, including engine exhaust emissions requirements, could result in reduced market share, which could have a material adverse effect on our business, results of operations and financial condition.

Our existing operations and expansion plans in emerging markets could entail significant risks.   Our ability to grow our businesses depends to an increasing degree on our ability to increase market share and operate profitably worldwide and in particular in emerging market countries, such as Brazil, Russia, India, China, Argentina, Turkey, and South Africa. In addition, we could increase our use of suppliers located in such countries. Our implementation of these strategies will involve a significant investment of capital and other resources and exposes us to multiple and potentially conflicting cultural practices, business practices and legal requirements that are subject to change, including those related to tariffs, trade barriers, investments, property ownership rights, taxation and sanction requirements. For example, we may encounter difficulties in obtaining necessary governmental approvals in a timely manner. In addition, we may experience delays and incur significant costs in constructing facilities, establishing supply channels, and commencing manufacturing operations. Further, customers in these markets may not readily accept our products as opposed to products manufactured and commercialized by our competitors. The emerging market countries may also be subject to a greater degree of economic and political volatility that could adversely affect our financial position, results of operations and cash flows. Many emerging market economies have experienced slower growth and other economic challenges in recent periods and may be subject to a further slowdown in gross domestic product expansion and/or be impacted by domestic political or currency volatility, potential hyperinflationary conditions and/or increase of public debt.

We are subject to extensive anti-corruption and antitrust laws and regulations.   Due to the global scope of our operations, we are subject to a number of laws and regulations that apply to our operations around the world, including the U.S. Foreign Corrupt Practices Act, and the U.K. Bribery Act, as well as a range of national anti-corruption and antitrust or competition laws that apply to conduct in a particular jurisdiction. These anti-corruption laws prohibit improper payments in cash or anything of value to improperly influence government officials or other persons to obtain or retain business or gain a business advantage. These laws tend to apply whether or not those practices are legal or culturally acceptable in a particular jurisdiction. Over the past several years there has been a substantial increase in the enforcement of anti-corruption and antitrust or competition laws both globally and in particular jurisdictions and we have from time to time been subject to investigations and charges claiming violations of anti-corruption or antitrust or competition laws, including our settlement of the EU antitrust investigation announced on July 19, 2016. Following this settlement, the Company has been named as defendant in current private litigation commenced in various European jurisdictions and Israel that remains at an early stage. The Company expects to face further claims in various jurisdictions, the extent and outcome of which cannot be predicted at this time. We are committed to operating in compliance with all applicable laws, in particular anti-corruption and antitrust or competition laws. We have implemented a program to promote compliance with these laws and to reduce the likelihood of potential violations. Our compliance program, however, may not in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that may violate the applicable laws or regulations of the jurisdictions in which we operate. Such improper actions could subject us to civil or criminal investigations and monetary, injunctive and other penalties as well as damage claims. Investigations of alleged violations of these laws tend to be expensive and require significant management time and attention, and these investigations of purported violations, as well as any publicity regarding potential violations, could harm our reputation and have a material adverse effect on our business, results of operations and financial position. For further information, see Note 13 “Commitments and Contingencies” to the consolidated financial statements at December 31, 2017.

We may be adversely affected by the U.K. vote to leave the European Union (Brexit).   In a June 23, 2016 referendum, the United Kingdom (“U.K.”) voted to terminate the U.K.’s membership in the European Union (“Brexit”). Negotiations will determine the terms of the U.K.’s future relationship with the European Union and its member states, including the terms of trade. The terms of trade between the U.K. and non-EU member states may also be affected. The timing of Brexit negotiations is currently unclear. Any effect of Brexit is expected to depend on the agreements negotiated between the U.K. and the EU with respect to reciprocal market access and other matters, either during a transitional period or more permanently.

Brexit could adversely affect U.K., European or worldwide economic and market conditions more broadly and could contribute to instability in global financial markets. We have operations in the U.K., but do not believe that our global operations would be affected materially by Brexit. However, any adverse effect of Brexit on us or on global or regional economic or market conditions could adversely affect our business, results of operations, and financial condition as customers may reduce or delay spending decisions with respect to our products. Any uncertainty related to Brexit could also affect trading in our shares.

We are organized as a Dutch company but we are considered resident in the U.K. for U.K. tax purposes. This determination is based on the U.K. as the location of management and control which has been confirmed through a mutual agreement procedure with the relevant tax authorities (as to which see “Other Risks – CNH Industrial operates and will continue to operate, as a company that is resident in the U.K. for tax purposes; other tax authorities may treat CNH Industrial as being tax resident elsewhere.”). We do not expect Brexit to affect our tax residency in the U.K.; however, we are unable to predict with certainty whether the discussions to implement Brexit will ultimately have any impact on this matter.

Dealer equipment sourcing and inventory management decisions could adversely affect our sales.   We sell our products primarily through independent dealer networks and are subject to risks relating to their inventory management decisions and operating and sourcing practices. Our dealers carry inventories of finished products and parts as part of ongoing operations and adjust those inventories based on their assessment of future sales opportunities and market conditions, including the level of used equipment inventory. If the inventory levels of our dealers are higher than they desire, they may postpone product purchases from us, which could cause our sales to be lower than the end-user demand for our products and negatively impact our results. Similarly, our sales could be negatively impacted through the loss of time-sensitive sales if our dealers do not maintain inventory sufficient to meet customer demand. Further, dealers who carry other products that compete with our products may focus their inventory purchases and sales efforts on goods provided by other suppliers due to industry demand or profitability. Such inventory adjustments and sourcing decisions can adversely impact our sales, results of operations and financial condition.

We may not be able to realize anticipated benefits from any acquisitions and, further, challenges associated with strategic alliances may have an adverse impact on our results of operations.   We have engaged in the past, and may engage in the future, in mergers and acquisitions or enter into, expand or exit from strategic alliances and joint ventures that could involve risks that could prevent us from realizing the expected benefits of the transactions or the achievement of strategic objectives or could divert management’s time and attention. Such risks, many of which are outside our control, include:

•	technological and product synergies, economies of scale and cost reductions not occurring as expected;
•	unexpected liabilities;
•	incompatibility of operating, information or other systems;
•	unexpected changes in laws;
•	inability to retain key employees;
•	protecting intellectual property rights;
•	inability to source certain products or components (or the cost thereof);
•	significant costs associated with terminating or modifying alliances; and
•	problems in retaining customers and integrating operations, services, personnel, and customer bases.

If problems or issues were to arise among the parties to one or more strategic alliances for managerial, financial, or other reasons, or if such strategic alliances or other relationships were terminated, our product lines, businesses, results of operations and financial condition could be adversely affected.

Our results of operations may be adversely impacted by various types of claims, lawsuits, and other contingent obligations.   We are involved in pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contract issues, and environmental claims that arise in the ordinary course of our business. The industries in which we operate are also periodically reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims. The ultimate outcome of these legal matters pending against us is uncertain, and although such legal matters are not expected individually to have a material adverse effect on our financial position or profitability, such legal matters could, in the aggregate, in the event of unfavorable resolutions thereof, have a material adverse effect on our results of operations and financial condition. Furthermore, we could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. In addition, while we maintain insurance coverage with respect to certain risks, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against claims under such policies. As required by U.S. GAAP, we establish reserves based on our assessment of contingencies, including contingencies related to legal claims asserted against us. Subsequent developments in legal proceedings may affect our assessment and estimates of the loss contingency recorded as a reserve and require us to make payments in excess of our reserves, which could have a material adverse effect on our results of operations and/or financial position. For further information see “Note 13: Commitments and Contingencies” to the consolidated financial statements for the year ended December 31, 2017 for additional information.

A cybersecurity breach could interfere with our operations, compromise confidential information, negatively impact our corporate reputation and expose us to liability.   We rely upon information technology systems and networks in connection with a variety of business activities, some of which are managed by third parties, to operate our business. These systems include supply chain, manufacturing, distribution, invoicing and collection of payments from dealers or other purchasers of our products and from customers of our financial services business. We use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information and the proprietary information of our suppliers and dealers, as well as personally identifiable information of our dealers, customers of our financial services business and our employees, in data centers and on information technology networks. Operating these information technology systems and networks, and processing and maintaining this data, in a secure manner, are critical to our business operations and strategy. Increased information technology security threats and more sophisticated computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. Cybersecurity attacks could also include attacks targeting customer data or the security, integrity and/or reliability of the hardware and software installed in our products.

While we actively manage information technology security risks within our control through security measures, business continuity plans and employee training around phishing and other cyber risks, there can be no assurance that such actions will be sufficient to mitigate all potential risks to our systems, networks and data.

A failure or breach in security could expose us and our customers, dealers and suppliers to risks of misuse of information or systems, the compromising of confidential information, loss of financial resources, manipulation and destruction of data, defective products, production downtimes and operations disruptions, which in turn could adversely affect our reputation, competitive position, businesses and results of operations. Security breaches could also result in litigation, regulatory action, unauthorized release of confidential or otherwise protected information and corruption of data, as well as higher operational and other costs of implementing further data protection measures. In addition, as security threats continue to evolve we may need to invest additional resources to protect the security of our systems. The amount of insurance coverage we maintain may be inadequate to cover claims or liabilities relating to a cybersecurity attack.

Changes in privacy laws could disrupt our business.   The regulatory framework for privacy and cybersecurity issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. In May 2016, the European Union adopted the General Data Protection Regulation (“GDPR”) that will impose more stringent data protection requirements and will provide for greater penalties for noncompliance beginning in May 2018. We may be required to incur significant costs to comply with privacy and data security laws, rules and regulations, including the GDPR. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.

We face risks associated with our employment relationships.   In many countries where we operate, our employees are protected by laws and/or collective labor agreements that guarantee them, through local and national representatives, the right of consultation on specific matters, including downsizing or closure of production facilities, activities and reductions in personnel. Laws and/or collective labor agreements applicable to us could impair our flexibility in reshaping and/or strategically repositioning our business activities. Therefore, our ability to reduce personnel or implement other permanent or temporary redundancy measures is subject to government approvals and/or the agreement of labor unions where such laws and agreements are applicable. Furthermore, we are at greater risk of work interruptions or stoppages than non-unionized companies and any work interruption or stoppage could significantly impact the volume of products we manufacture and sell, which could have a material adverse effect on our business, results of operations and financial condition.

The loss of members of senior management could have an adverse effect on our business.   Our success largely depends on the ability of our senior executives and other members of management to effectively manage our organization and individual areas of our businesses. We have developed succession plans that we believe are appropriate in the circumstances, although it is difficult to predict with any certainty that we will be able to replace these individuals with persons of equivalent experience and capabilities quickly. The loss of any senior executive, manager or other key employee without an adequate replacement, or the inability to attract and retain new, qualified personnel could therefore have an adverse effect on our business, results of operations and financial condition.

Our business may be affected by unfavorable weather conditions, climate change or other calamities.   Poor, severe or unusual weather conditions caused by climate change or other factors, particularly during the planting and early growing season, can significantly affect the purchasing decisions of our agricultural equipment customers. The timing and quantity of rainfall are two of the most important factors in agricultural production. Insufficient levels of rain prevent farmers from planting crops or may cause growing crops to die, resulting in lower yields. Excessive rain or flooding can also prevent planting or harvesting from occurring at optimal times and may cause crop loss through increased disease or mold growth. Temperature affects the rate of growth, crop maturity, crop quality and yield. Temperatures outside normal ranges can cause crop failure or decreased yields, and may also affect disease incidence. Natural disasters such as floods, hurricanes, storms and droughts can have a negative impact on agricultural production. The resulting negative impact on farm income can strongly affect demand for our agricultural equipment in any given period.

In addition, natural disasters, pandemic illness, terrorist attacks or violence, equipment failures, power outages, disruptions to our information technology systems and networks or other unexpected events could result in physical damage to and complete or partial closure of one or more of our manufacturing facilities or distribution centers, temporary or long-term disruption in the supply of parts or component products, disruption in the transport of our products to dealers and customers and delay in delivery of products to distribution centers. In the event such events occur, our financial results might be negatively impacted. Our existing insurance arrangements may not protect against all costs that may arise from such events.

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

International trade policies may impact demand for our products and our competitive position.   Government policies on international trade and investment such as sanctions, import quotas, capital controls or tariffs, whether adopted by non-governmental bodies, individual governments or addressed by regional trade blocs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. The implementation of more protectionist trade policies, such as more detailed inspections, higher tariffs, or new barriers to entry, in countries where we sell products and provide services could negatively impact our business, results of operations and financial position. For example, a government’s adoption of trade sanctions or “buy national” policies or retaliation by another government against such policies could have a negative impact on our results of operations.

Financial Risks

Difficulty in obtaining financing or refinancing existing debt could impact our financial performance.   Our future performance will depend on, among other things, our ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and access to capital markets or other sources of financing. A decline in revenues could have a negative impact on the cash-generating capacity of our operations. Consequently, we could find ourselves in the position of having to seek additional financing and/or having to refinance existing debt, including in unfavorable market conditions with limited availability of funding and a general increase in funding costs. Instability in global capital markets, including market disruptions, limited liquidity and interest rate and exchange rate volatility, could reduce our access to capital markets or increase the cost of our short and long-term financing. Any difficulty in obtaining financing could have a material adverse effect on our business, results of operations and financial position.

Our ability to access the capital markets or other forms of financing and related costs are highly dependent on, among other things, the credit ratings of CNH Industrial N.V., its subsidiaries, asset-backed securities (“ABS”) and other debt instruments. Rating agencies may review and revise their ratings from time to time, and any downgrade or other negative action with respect to our credit ratings by one or more rating agencies may increase our cost of capital, potentially limit our access to sources of financing and have a material adverse effect on our business, results of operations and financial condition.

We are subject to exchange rate fluctuations, interest rate changes and other market risks.   We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates, including as a result of changes in monetary or fiscal policies of governmental authorities from time to time. We are subject to currency exchange risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. In addition, the reporting currency for the consolidated financial statements is the U.S. dollar. Certain of our assets, liabilities, expenses and revenues are denominated in other currencies. Those assets, liabilities, expenses and revenues are translated into the U.S. dollar at the applicable exchange rates to prepare the consolidated financial statements. Therefore, increases or decreases in exchange rates between the U.S. dollar and those other currencies affect the value of those items reflected in the consolidated financial statements, even if their value remains unchanged in their original currency. Changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our results of operations and financial condition.

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

Although we seek to manage our currency risk and interest rate risk, including through hedging activities, there can be no assurance that we will be able to do so successfully, and our business, results of operations and financial position could be adversely affected. In addition, by utilizing these instruments, we potentially forego the benefits that may result from favorable fluctuations in currency exchange and interest rates. For further information see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” to the consolidated financial statements at December 31, 2017.

We also face risks from currency devaluations. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation.

Because Financial Services provides financing for a significant portion of our sales worldwide, our operations and financial results could be impacted materially should negative economic conditions affect the financial industry.   Negative economic conditions can have an adverse effect on the financial industry in which Financial Services operates. Financial Services, through wholly-owned financial services companies and joint ventures, provides financing for a significant portion of our sales worldwide. Financial Services may experience credit losses that exceed its expectations and adversely affect its financial condition and results of operations. Financial Services’ inability to access funds at cost-effective rates to support its financing activities could have a material adverse effect on our business. Financial Services’ liquidity and ongoing profitability depend largely on timely access to capital in order to meet future cash flow requirements and to fund operations and costs associated with engaging in diversified funding activities. Additionally, negative market conditions could reduce customer confidence levels, resulting in declines in credit applications and increases in delinquencies and default rates, which could materially impact Financial Services’ write-offs and provision for credit losses. Financial Services may also experience residual value losses that exceed its expectations caused by lower pricing for used equipment and higher than expected equipment returns at lease maturity.

An increase in delinquencies or repossessions could adversely affect the results of Financial Services.   Fundamental in the operation of Financial Services is the credit risk associated with its customers/borrowers. The creditworthiness of each customer, rates of delinquency and default, repossessions and net losses on loans to customers are impacted by many factors, including: relevant industry and general economic conditions; the availability of capital; the terms and conditions applicable to extensions of credit; the experience and skills of the customer’s management team; commodity prices; political events; weather; and the value of the collateral securing the extension of credit. An increase in delinquencies or defaults, or a reduction in repossessions could have an adverse impact on the performance of Financial Services and our earnings and cash flows. In addition, although Financial Services evaluates and adjusts its allowance for credit losses related to past due or non-performing receivables on a regular basis, adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and thus necessitate an increase in Financial Services’ estimated losses, which could have a material adverse effect on Financial Services’ and our results of operations and cash flows.

Potential Impact of the Dodd-Frank Act and other regulations.   The various requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), including its many implementing regulations, may substantially affect Financial Services’ origination, servicing and securitization programs. For example, the Dodd-Frank Act strengthens the regulatory oversight of these securities and related capital market activities by the SEC and increases the regulation of the ABS markets through, among other things, a mandated risk retention requirement for securitizers and a direction to regulate credit rating agencies. Other future regulations may affect our ability to engage in funding these capital market activities or increase the effective cost of such transactions, which could adversely affect our financial position, results of operations and cash flows. Moreover, Financial Services and treasury activities may also be impacted by EU and other non-U.S. regulatory reforms being implemented to further regulate relevant financial institutions and markets.

We may be exposed to shortfalls in our pension plans.   At December 31, 2017, the funded status for our defined benefit pension, healthcare and other postemployment benefit plans was a deficit of $2,254 million. This amount included obligations of $932 million for plans that we are currently not required to fund. The funded status is subject to many factors, as discussed in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Application of Critical Accounting Estimates—Pension and Other Postemployment Benefits,” as well as “Note 11: Employee Benefit Plans and Postretirement Benefits” to the consolidated financial statements for the year ended December 31, 2017.

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

We have significant outstanding indebtedness, which may limit our ability to obtain additional funding and may limit our financial and operating flexibility.   As of December 31, 2017, we had an aggregate of $25,895 million (including $21,075 million relating to Financial Services’ activities) of consolidated gross indebtedness, and our equity was $4,400 million, including noncontrolling interests. The extent of our indebtedness could have important consequences on our operations and financial results, including:

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

Restrictive covenants in our debt agreements could limit our financial and operating flexibility.   The agreements governing our outstanding debt securities and other credit agreements to which we are a party from time to time contain, or may contain, covenants that restrict our ability to, among other things:

•	incur additional indebtedness by certain subsidiaries;
•	make certain investments;
•	enter into certain types of transactions with affiliates;
•	sell or acquire certain assets or merge with or into other companies; and/or
•	use assets as security in other transactions.

Although we do not believe any of these covenants materially restrict our operations currently, a breach of one or more of the covenants could result in adverse consequences that could negatively impact our businesses, results of operations and financial position. These consequences may include the acceleration of amounts outstanding under certain of our credit facilities, triggering an obligation to redeem certain debt securities, termination of existing unused commitments by our lenders, refusal by our lenders to extend further credit under one or more of the facilities or to enter into new facilities or the lowering or modification of CNH Industrial’s credit ratings or those of one or more of its subsidiaries. For further information see “Note 9: Debt” to the consolidated financial statements for the year ended December 31, 2017 for additional information.

Other Risks

CNH Industrial operates and will continue to operate, as a company that is resident in the U.K. for tax purposes; other tax authorities may treat CNH Industrial as being tax resident elsewhere.   CNH Industrial is not incorporated in the U.K.; therefore, in order to be resident in the U.K. for tax purposes, CNH Industrial’s central management and control must be located (in whole or in part) in the U.K. The test of central management and control is largely a question of fact based on all the circumstances. The decisions of the U.K. courts and the published practice of Her Majesty’s Revenue & Customs, or HMRC, suggest that CNH Industrial should be regarded as being U.K.-resident on this basis. The competent authority ruling referred to below supports this analysis. Although CNH Industrial’s “central management and control” is in the U.K., it would not be treated as U.K.-resident if (a) CNH Industrial were concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) which has a double tax treaty with the U.K.; and (b) that tax treaty allocates exclusive residence to that other jurisdiction.

Although CNH Industrial’s central management and control is in the U.K., CNH Industrial is considered to be resident in the Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes because CNH Industrial is incorporated in the Netherlands. The U.K. and Dutch competent authorities have agreed, following a mutual agreement procedure (as contemplated by the Netherlands-U.K. tax treaty), that CNH Industrial will be regarded as solely resident in the U.K. for purposes of the application of the Netherlands-U.K. tax treaty provided that CNH Industrial operates as planned and provides appropriate required evidence to the U.K. and Dutch competent tax authorities. If the facts upon which the competent authorities issued this ruling change over time, this ruling may be withdrawn or cease to apply and in that case the Netherlands may levy corporate income tax on CNH Industrial and impose withholding taxes on dividends distributed by CNH Industrial.

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

We may incur additional tax expense or become subject to additional tax exposure.   We are subject to income taxes in many jurisdictions around the world. Our tax liabilities are dependent upon the location of earnings among these different jurisdictions. Our future results of operations could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in our overall profitability, changes in tax legislation and rates, changes in generally accepted accounting principles and changes in the valuation of deferred tax assets and liabilities. If our effective tax rates were to increase, or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued or paid, our operating results, cash flows and financial position could be adversely affected. For further information see “Item 10. Additional Information -E. Taxation.” to the consolidated financial statements for the year ended December 31, 2017.

CNH Industrial, as successor to Fiat Industrial, is jointly liable with FCA for certain obligations.   CNH Industrial is successor to Fiat Industrial S.p.A. (“Fiat Industrial”), a company formed as a result of the demerger of Fiat S.p.A. (“Fiat”, which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V. (“FCA”)) in favor of Fiat Industrial. As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At December 31, 2017, the outstanding Liabilities amounted to approximately $0.2 billion. CNH Industrial believes the risk of FCA’s insolvency is extremely remote, and therefore, no specific provision has been accrued in respect of the above-mentioned potential joint liability.

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

The loyalty voting structure may prevent or frustrate attempts by our shareholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common shares may be lower as a result.   The provisions of our Articles of Association establishing the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of us, even if a change of control is considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting structure, a relatively large proportion of the voting power of our common shares could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of January 31, 2018, EXOR N.V. had a voting interest in CNH Industrial of approximately 41.9%. For further information see “Item 7. Major Shareholders and Related Party Transactions” to the consolidated financial statements at December 31, 2017. Such shareholders participating in the loyalty voting structure could effectively prevent change of control transactions that may otherwise benefit our shareholders.

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

CNH Industrial has five operating segments:

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe and the Miller brand, primarily in North America and Australia. Following the acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products have been sold under the Kongskilde, Överum, and JF brands.

Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders and telehandlers. Construction equipment is sold under the Case Construction and New Holland Construction Equipment brands.

Commercial Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the Iveco brand, commuter buses and touring coaches under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the Iveco Astra brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

Powertrain designs, manufactures, and offers a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation under the FPT Industrial brand.

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

Net revenues by segment in the years ended December 31, 2017, 2016 and 2015 were as follows:

	2017	2016	2015
	(in millions)
Revenues:
Agricultural Equipment	$11,130	$10,120	$11,025
Construction Equipment	2,626	2,304	2,542
Commercial Vehicles	10,415	9,553	9,542
Powertrain	4,372	3,707	3,560
Eliminations and other	(2,375)	(2,015)	(1,992)
Total Net sales of Industrial Activities	26,168	23,669	24,677
Financial Services	1,625	1,570	1,603
Eliminations and other	(432)	(367)	(368)
Total Revenues	$27,361	$24,872	$25,912

Net revenues by region in the years ended December 31, 2017, 2016 and 2015 were as follows:

	2017		2016		2015
	(in millions)	(%)	(in millions)	(%)	(in millions)	(%)
Revenues:
EMEA	$14,380	52.6%	$13,320	53.5%	$13,122	50.7%
NAFTA	5,977	21.8	5,895	23.7	6,869	26.5
LATAM	3,139	11.5	2,558	10.3	2,882	11.1
APAC	3,865	14.1	3,099	12.5	3,039	11.7
Total Revenues	$27,361	100.0	$24,872	100.0	$25,912	100.0

Industry Overview

Agricultural Equipment

The operators of dairy, livestock and row crop producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. Row crop farmers typically purchase tractors at the mid-to-upper end of the horsepower range, combines and harvesting equipment and crop production equipment. Dairy and livestock farmers typically utilize tractors with mid-to-lower horsepower range and crop preparation and crop packaging implements. The key factors influencing sales of agricultural equipment are the level of net farm income and, to a lesser extent, general economic conditions, interest rates and the availability of financing and related subsidy programs, farm land prices and farm debt levels. Net farm income is primarily impacted by the volume of acreage planted, commodity and/or livestock prices and stock levels, the impacts of fuel ethanol demand, crop yields, farm operating expenses (including fuel and fertilizer costs), fluctuations in currency exchange rates, government subsidies and tax incentives. Farmers tend to postpone the purchase of equipment when the farm economy is declining and to increase their purchases when economic conditions improve. The availability, quality, and cost of used equipment for sale also affect the level of new equipment sales. Weather conditions are a major determinant of crop yields and therefore affect equipment-buying decisions. In addition, geographical variations in weather from season to season may affect sales volumes differently in different markets.

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

Major trends in the North American and Western European agricultural industries include a reduction in number but growth in size of farms, supporting increased demand for higher capacity agricultural equipment. In addition, we believe that the use of technology and other precision farming solutions (including the development of autonomously operated equipment) to enhance productivity and profitability are becoming more important in the buyers’ purchasing decision. Failure to design, develop and implement this technology may affect the prospects of our Company. In Latin America and in other emerging markets, the number of farms is growing and mechanization is replacing manual labor. In APAC, long term demographic trends, increasing urbanization, and low level of farm mechanization represent the key drivers of demand for agricultural equipment. Government farm programs, including the amount and timing of government payments, are a key income driver for farmers raising certain commodity crops in the United States and the European Union. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The effect of these subsidies on agricultural equipment demand depends largely on the U.S. Farm Bill and programs administered by the United States Department of Agriculture, the Common Agricultural Policy of the European Union and World Trade Organization negotiations. Additionally, the Brazilian government subsidizes the purchase of agricultural equipment through low-rate financing programs administered by the Banco Nacional de Desenvolvimento Economico e Social (“BNDES”). These programs have a significant influence on sales.

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

Commercial Vehicles

Trucks and Commercial Vehicles

The world truck market is generally divided into two segments: Light Commercial Vehicles (“LCV”) market (gross vehicle weight (“GVW”) 3.5-7.49 metric tons) and Medium and Heavy (“M&H”) truck market (GVW above 7.5 metric tons). The medium and heavy segment is characterized by a higher level of engineering specialization due to the technologies and production systems utilized, while the light-duty segment has many engineering and design characteristics in common with the automobile industry. In addition, operators of medium and heavy trucks often require vehicles with a higher degree of customization than the more standardized products that serve the light commercial vehicle market. Customers generally purchase heavy trucks for one of three primary uses: long distance haulage, construction haulage and/or distribution.

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

Industry forecasts indicate that transportation of goods by road, currently the predominant mode of transport, will remain so in the future. Demand for services and service-related products, including parts, is a function of the number of vehicles in use. Although the demand for new commercial vehicles tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new vehicle market and, therefore, helps limit the impact of declines in new vehicle sales on the operating results of full-line manufacturers, such as Commercial Vehicles.

Commercial vehicles markets are subject to intense competition based on initial sales price, cost and performance of vehicles over their life cycle (i.e., purchase price, operating and maintenance costs and residual value of the vehicle at the end of its useful life), services and service-related products and the availability of financing options. High reliability and low variable costs contribute to customer profitability over the life of the vehicle, and are important factors in an operator’s purchase decision. Additional competitive factors include the manufacturer’s ability to address customer transport requirements, driver safety, comfort and brand loyalty through vehicle design.

Demand for trucks varies seasonally by region and by product class. In Europe, the peak retail demand occurs in the second and fourth quarters due to key fleet customer demands and customer budgetary cycles. In LATAM, demand is relatively stable throughout the year aside from increased demand for heavy truck products in the first and fourth quarters from customers who transport foodstuffs. In APAC, sales tend to be higher in the second and fourth quarters due to local holiday periods.

Although we believe that diesel remains for the foreseeable future the primary fuel source for commercial vehicles and industrial equipment in general, the adoption of new engine technological solutions and a growing public opinion in favor of more environmentally friendly solutions are pushing for a rapidly increased penetration of both alternative and renewable fuels (such as compressed natural gas (“CNG”), liquefied natural gas (“LNG”), methane) and fully electric vehicles.

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

Buses

The global bus business is organized by mission, from city and intercity transport to tourism purposes, with a capacity ranging from 7 up to 150 seating/standing passengers. The Iveco Bus (previously Iveco Irisbus) and Heuliez Bus target markets include urban, intercity buses and long-distance touring coaches. Operators in this industry include three types of manufacturers: those specialized in providing chassis to bodybuilders, those that build bodies on chassis produced by third parties, and those like Iveco Bus that produce the entire vehicle.

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

Powertrain

The dynamics of the industrial powertrain business vary across the different market segments in which the various propulsion systems are used. For vehicle and equipment applications, product development is driven by regulatory requirements (i.e., legislation on emissions and, increasingly, CO2 emissions), as well as the need to reduce total operating costs: customers are seeking more efficient propulsion systems that enable lower total cost of ownership and higher productivity.

For on-road applications in fully developed markets, where economy and infrastructure drive demand for local and haulage transportation, demand for engines is driven by general economic conditions, capital investment, industrialization and infrastructure developments.

In the bus market, engine demand is increasingly influenced by the environmental policies of governments and local authorities (i.e., requirements for natural gas, hybrid and electric solutions).

Demand for off-road applications in the agricultural business is influenced by a number of factors, including the price of agricultural commodities and the relative level of new and used inventories, the profitability of agricultural enterprises, net farm income, the demand for food products, agricultural policies, as well as climatic conditions. At the same time, the heavy construction equipment business is driven by general economic factors and the level of public investment in infrastructure, which affects the need for replacement of old equipment and investment in more innovative solutions to boost productivity.

Increasingly stringent emission regulations in Europe, the U.S. and Asia represents an opportunity for Powertrain to gain a competitive advantage through technological solutions developed for engines and after-treatment systems (such as our High Efficiency SCR technology). Alternative fuel engines have become an attractive alternative solution to diesel for transport vehicles, as they are perceived as more environmentally friendly and offer better fuel economy than diesel while performing comparably to diesel engines (e.g. LNG for Buses and Commercial Vehicles). Increasing demand for alternative propulsion systems (such as electrified powertrain or fuel cell) is expected to continue, as related technologies are growing fast and will offer business potential in the industrial sector. The increasing trend among mid-sized OEMs (“Original Equipment Manufacturers”) to outsource engine development, as a result of the significant research and development expenditures required to meet the new emission requirements, presents an opportunity for Powertrain to increase sales to third party customers.

The Company believes that FPT Industrial provides the Company, as a whole, with strategic independence in a key area where competition is particularly intense and further challenges, driven by increasingly stringent regulations, are expected.

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

The principal competitors of Powertrain include Cummins, Daimler, Deutz, Perkins, John Deere, Volvo, and Yanmar.

Products and Markets

Agricultural Equipment

Agricultural Equipment’s product lines are sold primarily under the Case IH and New Holland brands as well as the Steyr brand in Europe and the Miller brand, primarily in North America and Australia. Following our acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products are sold under the Kongskilde, Överum, and JF brands. In order to capitalize on customer loyalty to dealers and the segment’s brands, relative distribution strengths and historical brand identities, we sell our agricultural equipment products under the Case IH (and Steyr for tractors in Europe only) and New Holland brands. We believe that these brands enjoy high levels of brand identification and loyalty among both customers and dealers.

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

Construction Equipment

Construction Equipment’s product lines are sold primarily under the Case and New Holland Construction brands. Case provides a wide range of products on a global scale, including a crawler excavator that utilizes technology from Sumitomo (S.H.I.) Construction Machinery Co. Ltd. and mini-excavators that use technology from Hyundai Construction Equipment, Inc. The New Holland Construction brand family also markets a full product line of construction equipment in Latin America and focusses on light equipment in the other regions.

Construction Equipment products often share common components to achieve economies of scale in manufacturing, purchasing and development. Construction Equipment differentiates these products based on the relative product value and volume in areas such as technology, design concept, productivity, product serviceability, color and styling to preserve the unique identity of each brand.

Heavy construction equipment product lines include crawler and wheeled excavators, wheel loaders, compactors, graders and dozers for all applications. Light construction equipment product lines include backhoe loaders, skid steer and tracked loaders, mini- and midi- excavators, compact wheel loaders and telehandlers. The brands each offer parts and support services for all of their product lines. Our construction equipment is generally sold with a limited warranty that typically runs from one (1) to two (2) years.

We continue to evaluate our Construction Equipment business with a view toward increasing efficiencies and profitability as well as evaluating its strategic alliances to leverage its position in key markets.

Commercial Vehicles

Trucks and Commercial Vehicles (Iveco)

Under the Iveco brand, we produce a range of light, medium, and heavy trucks and commercial vehicles for both on-road and off-road use. Our key products include the Daily, a vehicle that covers the 2.8 – 7 ton vehicle weight range, the Eurocargo, a vehicle that covers the 6 – 16 tons range, the Trakker, a vehicle dedicated to off-road transport, and the Stralis, a vehicle dedicated to the over 16 tons range. The product offering is complemented by a series of aftersales and used vehicle assistance services.

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

FPT Industrial’s line-up is completed by versions that use alternative fuels, including those running on natural gas and engines compatible with biodiesel and hydrotreated vegetable oil (HVO). With more than 20 years of experience in the research, development and production of natural gas engine technologies for industrial applications, FPT Industrial is an industry leader in this field. With the launch in 2017 of the Cursor 13 NG, the first purely natural gas engine on the market specially developed for long-haul missions, the Brand has now the most complete natural gas product line, with the same robustness and reliability as its diesel product offering. FPT Industrial is a pioneer in natural gas technologies in the agriculture field as well: in 2017, it presented the new NEF cylinder natural gas engine, which is a market leading clean power solution specifically designed for agriculture applications, capable of delivering the same performance as diesel engines while reducing polluting emissions.

While meeting the strict emission regulations for both on-road (Euro VI and EPA 13) and off-road vehicles (Stage IV and Tier 4B), Powertrain’s technological solutions aim to provide enhanced results in terms of cost, packaging and fuel consumption for each segment of the market. For example, depending on customer needs, for light-duty commercial vehicles, Powertrain offers an external cooled exhaust gas recirculation system coupled with two tailpipe after-treatment solutions; diesel particulate filter and NOx storage catalyst (NSC), for customers that are looking to a maximized vehicle payload or diesel particulate filter and a selective catalyst reduction (SCR) system to reduce the total cost of ownership. For heavy-duty commercial applications, Powertrain has developed a high efficiency selective catalyst reduction system (HI-eSCR), that processes exhaust gases using a catalyzing liquid, lowering operating and maintenance costs. This unique SCR-only solution is designed to meet required emissions levels without the cost and bulk of an exhaust gas recirculation valve, and, in particular, for the off-road market, this solution does not require a diesel particulate filter. Moreover, FPT Industrial has already presented the HI-eSCR2, its sixth generation patented and exclusive after-treatment technology. This new after-treatment system (ATS) solution is designed to meet Stage V requirements.

Additionally, FPT Industrial produces six speed manual transmissions for light commercial vehicles, with input torque up to 500 Nm. and completes its product lineup with front and rear axles reaching 32 ton gross axle weight designated to cover Commercial Vehicles’ demand, including specialty vehicles (military and fire-fighting).

Sales and Distribution

Agricultural Equipment and Construction Equipment

Agricultural Equipment sells and distributes products through approximately 2,300 full-line dealers and distributors with over 5,600 points of sale. Construction Equipment sells and distributes products through over 400 full-line dealers and distributors with approximately 1,200 points of sale. Agricultural Equipment’s and Construction Equipment’s dealers are almost all independently owned and operated. Some Agricultural Equipment dealers also sell construction equipment. In the United States, Canada, Mexico, most of Western Europe, Brazil, India, China, Russia and Australia, products are generally distributed directly through the independent dealer network. In the rest of the world, products are either sold to independent distributors who then resell to dealers, or to importers who have their own branches to sell retail product to customers. In both cases, the importers/distributors can take advantage of their size and knowledge of the market to minimize their marketing costs.

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

In North America and Australia, a trade-in of used equipment typically accompanies the sale of new equipment to end-users. We often provide marketing assistance to our dealers to support the sale of used, trade-in equipment through subsidized financing incentives, inventory carrying cost defrayment, or other methodologies.

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

We believe that it is generally more cost-effective to distribute our agricultural and construction equipment products through independent dealers, although Agricultural Equipment and Construction Equipment maintain a limited number of company-owned dealerships in some markets. As of December 31, 2017, we operated two and six company-owned Agricultural Equipment and Construction Equipment dealerships, respectively, primarily in North America and Europe. We also operate a selective dealer development program in territories with growth potential but underdeveloped representation by our agricultural and construction equipment brands that typically involve a transfer of ownership to a qualified operator through a buy-out or private investment after a few years.

Commercial Vehicles

Commercial Vehicles’ worldwide distribution strategy is based on a network of independent dealers, in addition to its own dealerships and branches. As of December 31, 2017, Commercial Vehicles had approximately 700 dealers globally (of which 22 were directly owned by us and 13 were branches). All of these dealers sell spare parts for the relevant vehicles. Commercial Vehicles bolsters its distribution strategy by offering incentives to its dealers based on target achievements for sales of new vehicles and parts and providing high quality aftersales services.

A key element of Commercial Vehicles’ growth strategy is its distribution network. In Western Europe, Eastern Europe, Turkey, Russia, Australia and Latin America, continued consolidation of the distribution network is aimed at improving service to customers, increasing profitability and reducing overall distribution costs. In Africa and the Middle East, the distribution network is being expanded in order to fully exploit growth in these markets.

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

As of December 31, 2017, we operated and administered 56 parts depots worldwide either directly, through a joint venture, or through arrangements with warehouse service providers. This network includes 10 parts depots in NAFTA, 20 in EMEA, 5 in LATAM, and 21 in APAC. The network includes 34 parts depots that support Agricultural Equipment, 26 that support Construction Equipment, 23 that support Commercial Vehicles and 3 that support Powertrain. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Our parts depots and parts delivery systems provide customers with access to substantially all of the parts required to support our products.

As of December 31, 2017, Commercial Vehicles had approximately 5,100 service outlets. In addition to Commercial Vehicles standard one-year full vehicle warranty and two-year powertrain warranty which are extended in certain jurisdictions including the U.K. and Germany to match competitors’ practices, Commercial Vehicles offers personalized aftersales customer assistance programs.

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

•	in China, we own 50.0% of Naveco (Nanjing Iveco Motor Co.) Ltd, a company that manufactures light and other commercial vehicles in China
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

Suppliers

We purchase materials, parts, and components from third party suppliers. We had approximately 5,162 global direct suppliers for Industrial Activities at December 31, 2017. Our focus on quality improvement, cost reduction, product innovation and production flexibility requires us to rely upon suppliers with a focus on quality, reliability and the ability to provide cost reductions. We view our relationships with suppliers as critical to our operational effectiveness, and in recent years, we have established closer ties with a significantly reduced number of suppliers, selecting those that enjoy a leading position in the relevant markets.

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

Financial Services

Financial Services offers a range of financial products and services to dealers and customers in the various regions in which it operates. The principal products offered are retail loan and lease financing for the purchase or lease of new and used equipment and vehicles and wholesale financing to dealers. Wholesale financing consists primarily of dealer floor plan financing and gives the dealers the ability to maintain a representative inventory of new products. In addition, Financial Services provides financing to dealers for used equipment and vehicles taken in trade, equipment utilized in dealer-owned rental yards, parts inventory, working capital and other financing needs. As a captive finance business, Financial Services is reliant on the operations of Agricultural Equipment, Construction Equipment and Commercial Vehicles, their dealers, and customers.

The Financial Services segment supports the growth of Industrial Activities by developing and structuring financial products with the objective of increasing equipment and vehicle sales as well as profitability and customer loyalty. Financial Services’ strategy is to grow a core financing business to support the sale of our equipment and vehicles while at the same time maintaining its portfolio credit quality, service levels, operational effectiveness and customer satisfaction. Financial Services also offers products to finance third party equipment and vehicles sold through our dealer network or within our core businesses. Financed third party equipment and vehicles include used equipment and vehicles taken in trade on our products or equipment used in conjunction with or attached to our products.

In North America, customer and dealer financing activities, which support the sales of Agricultural Equipment and Construction Equipment, are managed through our wholly-owned financial services companies.

In EMEA, there are two joint ventures that provide customer financing of Agricultural Equipment, Construction Equipment and Commercial Vehicles, depending on the country of origin. CNH Industrial Capital Europe S.a.S., a joint venture with BNP Paribas Group, is 49.9% owned by CNH Industrial N.V. and accounted for under the equity method. Transolver Finance Establecimiento Financiero de Credito S.A. (“Transolver Finance”), a joint venture with the Santander Group, is 49% owned by CNH Industrial N.V. and accounted for under the equity method. Transolver Finance also provides dealer financing. Additionally, there are vendor programs with banking partners that provide customer financing of Agricultural Equipment, Construction Equipment, and Commercial Vehicles, depending on the country of origin. Customer and dealer financing activities not included in the joint ventures or vendor programs are managed through our wholly-owned financial services companies.

For the LATAM region, customer and dealer financing activities in Brazil, which support the sales of Agricultural Equipment, Construction Equipment and Commercial Vehicles, are managed through our wholly-owned financial services company, Banco CNH Industrial Capital S.A. (“Banco CNH Industrial Capital”). For customer financing, Banco CNH Industrial Capital mainly serves as intermediary for funding provided by BNDES, a federally-owned financial institution linked to the Brazilian Ministry of Development, Industry and Foreign Trade. In Argentina, customer and dealer financing activities, which support the sales of

Agricultural Equipment, Construction Equipment and Commercial Vehicles, are managed through a wholly-owned financial services company. Vendor programs with banking partners are also in place in both Brazil and Argentina.

For the APAC region, customer and dealer financing activities in Australia, which support the sales of Agricultural Equipment, Construction Equipment and Commercial Vehicles, are managed through a wholly-owned financial services company. In China, dealer financing activities, which support the sales of Agricultural Equipment and Construction Equipment, are managed through a wholly-owned financial services company.

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

Financial Services’ guidelines for minimum down payments for equipment and vehicles generally range from 5% to 30% of the actual sales price, depending on equipment types, repayment terms and customer credit quality. Finance charges are sometimes waived for specified periods or reduced on certain equipment sold or leased in advance of the season of use or in connection with other sales promotions. For periods during which finance charges are waived or reduced on the retail notes or leases, Financial Services generally receives compensation from the applicable Industrial Activities segment based on Financial Services’ estimated costs and a targeted return on equity. The cost is recognized as a reduction in net sales for the applicable Industrial Activities segment.

Dealer Financing

Financial Services provides wholesale floor plan financing for nearly all of our dealers, which allows them to acquire and maintain a representative inventory of products. Financial Services also provides some working capital and real estate loans on a limited basis. For floor plan financing, Financial Services generally provides a fixed period of “interest free” financing to the dealers. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of sales seasonality. During the “interest-free” period, the applicable Industrial Activities segment compensates Financial Services based on Financial Services’ estimated costs and a targeted return on equity. After the “interest-free” period, if the equipment or vehicles remain in dealer inventory, the dealer pays interest costs.

A wholesale underwriting group reviews dealer financial information and payment performance to establish credit lines for each dealer. In setting these credit lines, Financial Services seeks to meet the reasonable requirements of each dealer while managing its exposure to any one dealer. The credit lines are secured by the equipment or vehicles financed. Dealer credit agreements generally include a requirement to repay the particular financing at the time of the retail sale of the unit. Financial Services’ employees or third party contractors conduct periodic stock audits at each dealership to confirm that the financed equipment or vehicle is maintained in inventory. These audits are unannounced and their frequency varies by dealer and depends on the dealer’s financial strength, payment history and prior performance.

Sources of Funding

The long-term profitability of Financial Services’ activities largely depends on the cyclical nature of the industries in which we operate, interest rate volatility and the ability to access funding on competitive terms. Financial Services funds its operations and lending activity through a combination of term receivable securitizations, committed secured and unsecured facilities, uncommitted lines of credit, unsecured bonds, unsecured commercial paper, affiliated financing and retained earnings. Financial Services’ current funding strategy is to maintain sufficient liquidity and flexible access to a wide variety of financial instruments and funding options.

Financial Services has periodically accessed the asset-backed securitizations (“ABS”) markets in the United States, Canada and Australia, as part of its retail and wholesale financing programs when those markets offer funding opportunities on competitive terms. In the United States, Financial Services has also accessed the unsecured bond market and commercial paper market in order to add more diversity to its funding sources. Financial Services’ ability to access these markets will depend, in part, upon general economic conditions, legislative changes and Financial Services’ financial condition and portfolio performance. These factors can be negatively affected by cyclical swings in the industries in which we operate.

Competition

The financial services industry is highly competitive. Financial Services competes primarily with banks, equipment finance and leasing companies and other financial institutions. Typically, this competition is based upon the financial products and services offered, customer service, financial terms and interest rates charged. Financial Services’ ability to compete successfully depends upon, among other things, the availability and competitiveness of funding resources, the development of competitive financial products and services, and licensing or other governmental regulations.

Legal Proceedings

As a global company with a diverse business portfolio, we are exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues and environmental claims that arise in the ordinary course of our business. The most significant of these matters are described in “Note 13: Commitments and Contingencies” to our Consolidated Financial Statements for the year ended December 31, 2017.

The outcome of any current or future proceedings, claims or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect our financial position and results of operations.

Although the ultimate outcome of legal matters pending against us and our subsidiaries cannot be predicted, management believes the reasonable possible range of losses for these unresolved legal actions in addition to the amounts accrued would not have a material effect on our Consolidated Financial Statements.

European Commission settlement: In the first quarter of 2016, we recorded a non-recurring non-tax deductible charge of €450 million ($502 million) in relation to the investigation by the European Commission (the “Commission”) into certain business practices of all major European truck manufacturers, including Iveco, the Company’s wholly-owned subsidiary. On July 19, 2016, the Commission announced a settlement with Iveco under which the Commission imposed a fine of €495 million (equivalent to $543 million at payment date). As a result of this settlement, the Company recorded an additional non-tax deductible charge of €45 million ($49 million) in the second quarter of 2016. The fine was paid by the Company on October 20, 2016. Following this settlement, we have been named as defendant in current private litigation commenced in various European jurisdictions and Israel that remains at an early stage, and we expect to face further claims, the extent and outcome of which cannot be predicted at this time.

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

Iran-Related Required Disclosure

Pursuant to Section 219 of the Iran Threat Reduction and Syrian Human Rights Act of 2012, which added Section 13(r) to the Securities Exchange Act of 1934, as amended, a foreign private issuer is required to disclose whether it or its affiliates knowingly engaged in certain activities, transactions or dealings related to Iran or specially designated nationals pursuant to various Executive Orders.  CNH Industrial has limited commercial activity in Iran, which is conducted by non-US subsidiaries. In 2017, sales in Iran were significantly less than one percent of CNH Industrial’s revenues.  In 2017, one of our non-US subsidiaries generated net revenues of approximately $11.3 million attributable to the sale of on and off-road trucks and spare parts to an entity that is indirectly owned or controlled by the Government of Iran. The Iran-related activity was negligible to our overall revenues and profits.  Our activities in Iran comply in all material respects with applicable laws and regulations, including U.S. and other international trade sanctions, and our non-U.S. subsidiary anticipates continuing this activity.

C. Organizational Structure

As of December 31, 2017, CNH Industrial had 175 consolidated subsidiaries. A listing of our subsidiaries as of December 31, 2017, including the country of incorporation or residence, proportion of ownership interest and proportion of voting power held, is set forth in an Exhibit 8.1 to this annual report on Form 20-F.

The following table sets forth a list of the principal subsidiaries that are directly or indirectly controlled by CNH Industrial. For each principal subsidiary, the following information is provided: name, country of incorporation or residence, and the percentage interest held by CNH Industrial and its subsidiaries at December 31, 2017.

Principal Subsidiaries at December 31, 2017:

Name of Subsidiary	Country of Incorporation	Percentage Interest Held
Banco CNH Industrial Capital S.A.	Brazil	100%
Case New Holland Industrial Inc.	United States (Delaware)	100%
CNH Industrial America LLC	United States (Delaware)	100%
CNH Industrial Australia Pty Limited	Australia	100%
CNH Capital Pty Limited	Australia	100%
CNH Industrial U.S. Holdings Inc.	United States (Delaware)	100%
CNH Industrial Brasil Ltda.	Brazil	100%
CNH Industrial Capital Limited	United Kingdom	100%
CNH Industrial Capital LLC	United States (Delaware)	100%
CNH Industrial Capital America LLC	United States (Delaware)	100%
CNH Capital Receivables LLC	United States (Delaware)	100%
CNH Industrial Capital Canada Ltd.	Canada	100%
CNH Industrial Capital Solutions S.p.A.	Italy	100%
CNH Industrial Finance Europe S.A.	Luxembourg	100%
CNH Industrial Finance S.p.A.	Italy	100%
CNH Industrial Wholesale Receivables LLC	United States (Delaware)	100%
CNHI International S.A.	Switzerland	100%
FPT Industrial S.p.A.	Italy	100%
Iveco S.p.A.	Italy	100%
Iveco Espana S.L.	Spain	100%

D. Property, Plant and Equipment

As of December 31, 2017, we owned 66 manufacturing facilities. We also own other significant properties including spare parts centers, research laboratories, test tracks, warehouses and office buildings.

A number of our manufacturing facilities (land and industrial buildings) are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. The carrying amount of these assets was approximately $105 million and $102 million at December 31, 2017 and 2016, respectively.

We make capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and improve capacity, and for maintenance and engineering. In 2017, our total capital expenditures in long-lived assets, excluding assets sold with buy-back commitments and equipment on operating leases, were $492 million of which 18% was spent in NAFTA, 10% in LATAM, 65% in EMEA and 7% in APAC. These capital expenditures were funded through a combination of cash generated from operating activities and borrowings under short-term facilities. In 2016, our total capital expenditures were $503 million. The decrease in capital expenditures from 2016 is primarily related to the investment cycles of our products, including capital for engine and product regulatory related enhancements, and reduction in discretionary spending, including capital related to long-term and capacity expansion investment as we completed on our footprint expansion in the agricultural business with plant openings in China and India.

The following table provides information about our significant manufacturing and engineering facilities as of December 31, 2017:

Location	Primary Functions	Approximate Covered Area (Sqm/ 000)
Italy
S. Mauro	Excavators; R&D center	57
Modena	Components (Agricultural Equipment and Construction Equipment)	102
S. Matteo	R&D center (Agricultural Equipment)	51
Jesi	Tractors	77
Lecce	Wheel loaders, compact track loaders, telehandlers, graders; R&D center	130
Piacenza	Quarry and construction vehicles; R&D center	64
Brescia	Medium vehicles, cabs, chassis; R&D center	276
Suzzara	Light vehicles; R&D center	170
Brescia	Firefighting vehicles; R&D center	28
Bolzano	Defense vehicles; R&D center	83
Pregnana Milanese	Engines	31
Torino	R&D center (Commercial Vehicles)	100
Torino	R&D center (Powertrain)	28
Torino	Engines	142
Torino	Transmissions and axles	239
Foggia	Engines; drive shafts	151
United States
New Holland	Hay & Forage; R&D center	104
Grand Island	Tractors and combines	128
Benson	Sprayers, cotton pickers; R&D center	41
Burlington	Backhoe loaders, forklift trucks; R&D center	91
Fargo	Tractors, wheeled loaders; R&D center	88
Goodfield	Soil management equipment; R&D center	39
Racine	Tractors, transmissions	105
Mt. Joy	R&D center (Agricultural Equipment)	11
Wichita	Skid steer loaders; R&D center	46
Burr Ridge	R&D center (Agricultural Equipment, Construction Equipment and Diesel engines)	44
St. Nazianz	Self-propelled sprayers	24
France
Coex	Grape Harvesters; R&D center	26
Croix	Cabins (Agricultural Equipment)	12
Tracy-Le-Mont	Hydraulic cylinders (Agricultural Equipment and Construction Equipment)	16
Annonay	Buses; R&D center	137
Venissieux	R&D center (Commercial Vehicles)	11
Rorthais	Buses; R&D center	29
Fourchambault	Engines (remanufacturing)	22
Bourbon Lancy	Engines; R&D center	102
Fecamp	Engines (power generation units)	25
Brazil
Belo Horizonte	Crawler excavators, crawler dozers, wheel loaders, graders, backhoe loaders; R&D center	70
Curitiba	Combines and tractors; R&D center	103
Piracicaba	Sugar cane harvesters, coffee harvesters and sprayers; R&D center	12
Sorocaba	Crawler loaders, backhoe loaders, excavators, combines and other Agricultural Equipment; R&D center	160
Sete Lagoas	Heavy, medium and light vehicles; R&D center	100
Sete Lagoas	Defense vehicles	19
Sete Lagoas	Engines; R&D center	14

Germany
Ulm	Firefighting vehicles; R&D center	35
Ulm	R&D center (Commercial Vehicles)	144
China
Harbin	Combines, tractors, balers; R&D center	121
Chongqing	Engine; R&D centers	76
Foshan	Sugar cane harvesters	9
Urumqi	Cotton pickers	10
Argentina
Cordoba	Engines	20
Cordoba	(Medium/Heavy) Trucks and buses; R&D center	94
Cordoba	Tractors and combines	30
Belgium
Antwerp	Components (Agricultural Equipment)	77
Zedelgem	Combines, forage harvesters and balers; R&D center	154
Spain
Madrid	Heavy vehicles; R&D center	134
Valladolid	Light vehicles, heavy cab components	88
India
Pithampur	Backhoe loaders, earth compactors	29
Pune	Sugar cane harvesters and combines	77
Noida	Tractors; R&D center	82
Poland
Plock	Combines, balers, and headers; R&D center	109
Kutno	Row crop, cultivators, harvesters	33
Others
Basildon (U.K.)	Tractors; R&D center	129
Overum (Sweden)	Ploughs	49
Saskatoon (Canada)	Sprayers, seeders; R&D center	61
Dandenong (Australia)	Trucks (heavy); R&D center	42
St. Valentin (Austria)	Tractors; R&D center	56
Vysoke Myto (Czech Republic)	Buses; R&D center	124
Queretaro (Mexico)	Components (Agricultural Equipment and Construction Equipment)	15
Naberezhnye Chelny (Russia)	Tractors and combines	50
Rosslyn (South Africa)	Trucks and buses; R&D center	55
Arbon (Switzerland)	R&D center (Powertrain)	6

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

For further information, see “Note 13: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2017 as well as “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operations—Costs of ongoing compliance with, or failure to comply with, increasingly stringent environmental, health and safety laws could have an adverse effect on our results of operations.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The discussion in “Item 5. Operating and Financial Review and Prospects” should be read in conjunction with our consolidated financial statements for the years ended December 31, 2017, 2016 and 2015.

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

We generate revenues and cash flows principally from the sale of equipment and vehicles to dealers and distributors. Financial Services provides a range of financial products focused on financing the sale and lease of equipment and vehicles by our dealers and their customers.

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

Our results are also affected by changes in foreign exchange rates from period to period, mainly due to the difference in geographic distribution between our manufacturing activities and our commercial activities, resulting in cash flows from exports denominated in currencies that differ from those associated with production costs. In addition, our consolidated financial statements are expressed in U.S. dollars and are therefore subject to movements in exchange rates upon translation of the financial statements of subsidiaries whose functional currency is not the U.S. dollar. Generally, a strengthening of the euro against the U.S. dollar has a positive translation impact on the consolidated revenues of CNH Industrial because a significant portion arise from European operations, particularly the operations of Agricultural Equipment, Commercial Vehicles and Powertrain. However, the positive translation impact on revenue is significantly offset by the negative exchange transaction impact on costs since purchases are predominantly denominated in Euro for our worldwide operations. The reverse impact to revenues and cost occurs with a weakening of the euro against the U.S. dollar. For additional information regarding the effect on us of changes in interest rates and exchange rates, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operations—We are subject to exchange rate fluctuations, interest rate changes and other market risks.”

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

As of December 31, 2017, our primary non-GAAP financial measures are defined as follows:

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

A. Operating Results

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Note 21: Supplemental Information” to our consolidated financial statements for the year ended December 31, 2017, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Industrial Activities include the Financial Services business on the equity basis of accounting. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.

2017 Compared to 2016

Consolidated Results of Operations

	2017	2016
	(in millions)
Revenues:
Net sales	$26,168	$23,669
Finance and interest income	1,193	1,203
Total Revenues	27,361	24,872
Costs and Expenses:
Cost of goods sold	21,621	19,539
Selling, general and administrative expenses	2,330	2,262
Research and development expenses	957	860
Restructuring expenses	93	44
Interest expense	942	1,028
Other, net	738	1,148
Total Costs and Expenses	26,681	24,881
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	680	(9)
Income taxes	(455)	(298)
Equity in income of unconsolidated subsidiaries and affiliates	88	58
Net income (loss)	313	(249)
Net income attributable to noncontrolling interests	18	3
Net income (loss) attributable to CNH Industrial N.V.	$295	$(252)

Revenues

We recorded revenues of $27,361 million in 2017, an increase of 10.0% (up 8.1% on a constant currency basis) compared to 2016. This increase is primarily due to an increase in net sales of Industrial Activities which were $26,168 million in 2017, an increase of 10.6% (an increase of 8.6% on a constant currency basis) compared to the prior year.

Cost of Goods Sold

Cost of goods sold were $21,621 million in 2017 compared with $19,539 million in 2016, an increase year over year due to the increase in net sales. As a percentage of net sales of Industrial Activities, cost of goods sold was 82.6% for the years ended December 31, 2017 and 2016.

Selling, General and Administrative Expenses

SG&A expenses amounted to $2,330 million in 2017 (8.5% of revenues) compared to $2,262 million in 2016 (9.1% of revenues).

Research and Development Expenses

In 2017, R&D expenses were $957 million compared to $860 million in 2016. The expense in both years was primarily attributable to continued investment in new products.

Restructuring Expenses

Restructuring expenses were $93 million in 2017 compared to $44 million in 2016. The expense in both periods was primarily due to actions in Commercial Vehicles and Agricultural Equipment as part of the Company’s Efficiency Program launched in 2014.

Interest Expense

Interest expense was $942 million in 2017 compared to $1,028 million in 2016. The interest expense attributable to Industrial Activities, net of interest income and eliminations, was $484 million in 2017 compared to $543 million in 2016, a decrease of $59 million over 2016 due to the improved cost of funding and the lower average debt balance, as well as by a lesser impact from one-off items in 2017 ($56 million) compared to 2016 ($60 million) in connection with our accelerated debt redemption strategy.

Other, net

Other, net expenses were $738 million which includes a non-cash pre- and after-tax charge of $92 million due to the deconsolidation of our Venezuelan operations. In 2016, Other, net expenses were $1,148 million which included a non-recurring non-tax deductible charge of €495 million ($551 million) as a result of the European Commission settlement as well as a $34 million charge related to the re-measurement and impairment of certain assets in Venezuela. Excluding the impacts of these charges in both years, Other, net expenses increased $83 million mainly due to higher provisions. For more information on the deconsolidation of our Venezuelan operations, see “Note 2: Summary of Significant Accounting Policies - Venezuela Currency Regulations, Re-measurement and Deconsolidation”.

Income Taxes

	2017	2016
	(in millions, except percentages)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$680	$(9)
Income taxes	$455	$298
Effective tax rate	66.9%	n.m.
n.m. – not meaningful

Income taxes totaled $455 million in 2017, including a tax charge of $123 million due to the U.S. Tax Cuts and Jobs Act (the “U.S. Act”) and tax legislation changes in the U.K. and certain other countries enacted in the fourth quarter of 2017 as well as the tax on restructuring costs of $93 million ($86 million after tax), charges for the repurchase and early redemption of notes of $64 million

($55 million after tax) and the deconsolidation of our Venezuelan operations of $92 million ($92 million after tax). Excluding the impact of these items, the effective tax rate for 2017 would have been 37%.

In 2016, income taxes totaled $298 million. In 2016, the effective tax rate was significantly impacted by the non-recurring non-tax deductible charge of $551 million relating to the European Commission settlement, the $34 million non-deductible charge due to the re-measurement and impairment of certain assets in Venezuela, the restructuring costs of $44 million ($40 million after-tax) and a one-time non-cash tax charge of $59 million related to the corporate reorganization of our Latin American operations. Excluding the tax impact of these items, the effective tax rate for 2016 would have been 39%.

Equity in Income of Unconsolidated Subsidiaries and Affiliates

Equity in income of unconsolidated subsidiaries and affiliates was $88 million in 2017, compared to $58 million in 2016. In 2016, the item included a negative impact of $9 million due to the restructuring of our joint ventures in China. Excluding the 2016 negative impact, equity in income of unconsolidated subsidiaries and affiliates increased $21 million due to improved results of joint ventures in APAC.

Industrial Activities and Business Segments

The following tables show revenues and operating profit broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our segments.

	2017	2016	% Change	% Change excl. FX
	(in millions, except percentages)
Revenues:
Agricultural Equipment	$11,130	$10,120	10.0%	8.0%
Construction Equipment	2,626	2,304	14.0%	12.8%
Commercial Vehicles	10,415	9,553	9.0%	7.0%
Powertrain	4,372	3,707	17.9%	15.9%
Eliminations and other	(2,375)	(2,015)
Total Net sales of Industrial Activities	26,168	23,669	10.6%	8.6%
Financial Services	1,625	1,570	3.5%	1.3%
Eliminations and other	(432)	(367)
Total Revenues	$27,361	$24,872	10.0%	8.1%

	2017	2016	$ Change
	(in millions)
Operating Profit:
Agricultural Equipment	$949	$818	$131
Construction Equipment	21	2	19
Commercial Vehicles	272	333	(61)
Powertrain	362	232	130
Eliminations and other	(85)	(94)	9
Total Industrial Activities Operating profit	$1,519	$1,291	$228
Financial Services	479	478	1
Eliminations and other	(336)	(330)	(6)
Total Operating profit	$1,662	$1,439	$223

Net sales of Industrial Activities were $26,168 million in 2017, a 10.6% increase (up 8.6% on a constant currency basis) as compared to the prior year. Net sales increased with solid growth in all segments.

Operating profit of Industrial Activities was $1,519 million in 2017, an increase of $228 million compared to 2016, with an operating margin for the year of 5.8%, up 0.3 percentage points (“p.p.”) from the prior year. The increase in operating profit was primarily attributable to a $131 million and $130 million increase for Agricultural Equipment and Powertrain, respectively, partially offset by a $61 million decrease for Commercial Vehicles.

Business Segment Performance

Agricultural Equipment

Net Sales

The following table shows Agricultural Equipment net sales by geographic region in 2017 compared to 2016:

Agricultural Equipment Sales – by geographic region:

($ million)	2017	2016	% Change
NAFTA	$3,777	$3,834	(1.5)%
EMEA	4,022	3,599	11.8%
LATAM	1,696	1,297	30.8%
APAC	1,635	1,390	17.6%
Total	$11,130	$10,120	10.0%

Net sales for Agricultural Equipment were $11,130 million in 2017, a 10.0% increase (up 8.0% on a constant currency basis) compared to 2016. In LATAM, the increase was mainly due to higher industry volume, market share gains, a favorable mix of higher horsepower products and net price realization. Net sales increased in APAC mainly driven by favorable volume in Australia, Russia, India, China and South East Asia. In EMEA, net sales increased due to higher industry volume, a favorable product mix and net price realization. In NAFTA, net sales decreased as a result of de-stocking actions in our dealer network, primarily in the high horsepower tractors and the hay and forage product lines. NAFTA industry volumes were flat overall with the row crop sector higher, offset by lower livestock sector volumes.

For 2017, worldwide agricultural equipment industry unit sales were up 6% compared to 2016 with global demand for tractors up 5%, primarily driven by recovery in Brazil and India, with EMEA flat and NAFTA slightly down, combines up 6%, driven by Brazil and NAFTA, while other agricultural equipment demand was flat. In 2017, we have seen a stabilization of the NAFTA market especially in the cash crop segment driven by a reduction of used machines inventories and a recovery in replacement demand. Industry volumes in the NAFTA row crop sector were slightly up with tractors over 140 horsepower (“hp”) up 2% and 10% for combines. The NAFTA tractor under 140 hp segment was up 6% in the lifestyle tractors product line of 0-40 hp, while the 60-140 hp livestock segment was down. EMEA markets were up 2% for tractors and flat for combines. LATAM tractor and combine sales both increased 13%. APAC markets increased 6% for tractors and 5% for combines.

For 2017, Agricultural Equipment’s worldwide market share performance was slightly up compared to 2016 for tractors and flat for combines. In an effort to reduce dealer inventory levels, the Company’s wholesale shipments to dealers were less than dealer retail sales to end customers.

Operating Profit

Agricultural Equipment operating profit was $949 million in 2017, a $131 million or 16% increase compared to 2016 mainly due to the favorable volume and product mix in all regions except NAFTA. One percent net price realization more than offset increases in raw material cost and unfavorable foreign exchange fluctuations. Agricultural Equipment also increased spending in research and development, primarily related to our new precision farming solutions, and in selling, general and administrative costs, primarily associated with the increase in sales activity. Operating margin increased 0.4 p.p. to 8.5%.

Construction Equipment

Net Sales

The following table shows Construction Equipment net sales by geographic region in 2017 compared to 2016:

Construction Equipment Sales – by geographic region:

($ million)	2017	2016	% Change
NAFTA	$1,375	$1,192	15.4%
EMEA	526	523	0.6%
LATAM	308	263	17.1%
APAC	417	326	27.9%
Total	$2,626	$2,304	14.0%

Net sales for Construction Equipment were $2,626 million in 2017, a 14.0% increase (up 12.8% on a constant currency basis) compared to 2016 due to higher industry volume in all regions except EMEA and net price realization primarily in NAFTA and LATAM.

In 2017, Construction Equipment’s worldwide heavy industry sales were up 34% while light industry sales were up 16%, compared to 2016. Overall industry volumes increased in both product categories and in all regions with above average growth rates in APAC.

Construction Equipment’s worldwide market share for both light and heavy construction equipment was slightly down overall compared with 2016.

Operating Profit

Construction Equipment operating profit was $21 million compared to $2 million in 2016 with an operating margin of 0.8% (up 0.7 p.p. compared to 2016). The increase was due to higher volume, with a positive overhead absorption and net price realization partially offset by increases in raw material cost, unfavorable foreign exchange impacts on product components, and increased production costs driven by the increased volume.

Commercial Vehicles

Net Sales

The following table shows Commercial Vehicles net sales by geographic region in 2017 compared to 2016:

Commercial Vehicles Sales – by geographic region:

($ million)	2017	2016	% Change
NAFTA	$20	$40	n.m.
EMEA	8,548	8,031	6.4%
LATAM	842	740	13.8%
APAC	1,005	742	35.4%
Total	$10,415	$9,553	9.0%
n.m. – not meaningful

Commercial Vehicles net sales were $10,415 million in 2017, increasing 9.0% from 2016 (up 7.0% on a constant currency basis), as a result of higher truck and bus sales in EMEA, higher volume and better product mix in APAC, and recovering truck sales in LATAM, mainly Argentina.

In 2017, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, grew by 5% compared to 2016. The light vehicles market (“LCV”) (GVW 3.5-7.49 tons) increased 6% while the Medium and Heavy (“M&H”) Truck market (GVW ≥7.5 tons) increased 2%. In LATAM, new truck registrations (GVW ≥3.5 tons) increased 16% compared to 2016 with an increase of 54% in Argentina and 4% in Brazil. In APAC, new truck registrations increased 8% compared with 2016.

The Company’s estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 12.8%, down 0.3 p.p. compared with 2016. In LATAM in 2017, the Company’s market share decreased 0.2 p.p. to 11.9%.

During 2017, Commercial Vehicles delivered approximately 152,400 vehicles (including buses and specialty vehicles), representing a 4% increase from 2016. Volumes increased 4% in both LCV and M&H truck segments. Commercial Vehicles’ deliveries increased 1% in EMEA, 28% in LATAM and 14% in APAC.

Commercial Vehicles’ 2017 ratio of units shipped and billed, or book-to-bill ratio, was 1.02, an increase of 3% compared to 2016. In 2017, truck order intake in Europe increased 7% compared to previous year.

The following tables show our unit deliveries by geographic area and by product in 2017 compared to 2016:

Commercial Vehicles Deliveries – by geographic area:

(units in thousands)	2017	2016	% Change
France	22.9	22.6	1.3%
Germany & Switzerland	20.7	19.8	4.5%
U.K.	7.2	8.2	(12.2)%
Italy	23.9	23.3	2.6%
Iberia (Spain & Portugal)	14.2	13.3	6.8%
Rest of EMEA	38.2	38.7	(1.3)%
EMEA	127.1	125.9	1.0%
LATAM	13.8	10.8	27.8%
APAC	11.5	10.1	13.9%
Total Sales	152.4	146.8	3.8%
Naveco*	31.3	75.8	(58.7)%
SAIC Iveco Hongyan*	—	15.5	(100.0)%
Total	183.7	238.1	(22.8)%
(*)	Joint ventures accounted for under the equity method

Commercial Vehicles Deliveries– by product:

(units in thousands)	2017	2016	% Change
Medium & Heavy	48.4	46.5	4.1%
Light	91.0	87.8	3.6%
Buses	10.3	10.0	3.0%
Specialty vehicles**	2.7	2.5	8.0%
Total	152.4	146.8	3.8%
(**)	Defense and firefighting vehicles

Operating Profit

In 2017, Commercial Vehicles recorded an operating profit of $272 million compared to $333 million in 2016 with an operating margin of 2.6% (down 0.9 p.p. compared to 2016). Operating profit increased in LATAM and APAC, mainly due to higher volume and favorable pricing. In EMEA, operating profit decreased as favorable volumes were more than offset by unfavorable mix, primarily associated with fleet-related channel sales, Euro 6 emission content costs, and the negative impact of the British pound devaluation. Increased spending in research and development on new product programs was more than offset by favorable manufacturing efficiencies.

Powertrain

Net Sales

Powertrain net sales were $4,372 million in 2017, an increase of 17.9% (up 15.9% on a constant currency basis) compared to 2016. The increase was primarily attributable to higher volumes. Sales to external customers accounted for 48% of total net sales in 2017, up from 47% in 2016.

During 2017, Powertrain sold approximately 606,700 engines, an increase of 13% compared to 2016. By major customer, 26% of engines were supplied to Commercial Vehicles, 17% to Agricultural Equipment, 3% to Construction Equipment and the remaining 54% to external customers (units sold to third parties were up 7% compared to 2016). Additionally, Powertrain delivered approximately 70,400 transmissions, a decrease of 6% compared to 2016, and 193,900 axles, an increase of 2% over 2016.

Operating Profit

For 2017, Powertrain recorded an operating profit of $362 million compared to $232 million in 2016 with an operating margin of 8.3% (6.3% in 2016). The increase was due to higher volumes and manufacturing efficiencies.

Financial Services Performance

Finance and Interest Income

Financial Services reported revenues of $1,625 million in 2017, up 3.5% (up 1% on a constant currency basis) compared to 2016 primarily due to higher activity in all regions except NAFTA.

Net Income

For the year ended December 31, 2017, net income was $452 million, a $118 million increase compared to 2016. The increase was primarily attributable to an improvement in income taxes as a result of the write-down of deferred tax liabilities in connection with the enactment of the U.S. Act. Excluding the favorable tax impact, net income was flat compared to 2016 as stronger performances in EMEA, LATAM and APAC regions were offset by a weaker result in NAFTA.

In 2017, retail loan originations (including unconsolidated joint ventures) were $9.1 billion, flat compared to 2016. The managed portfolio (including unconsolidated joint ventures) of $26.8 billion (of which retail was 61% and wholesale 39%) increased $2.0 billion compared to December 31, 2016. Excluding the impact of currency translation, the managed portfolio increased $0.6 billion compared to 2016.

Reconciliation of Operating Profit to Net Income

The following table includes the reconciliation of our net income, the most comparable U.S. GAAP financial measure, to our operating profit, a non-GAAP financial measure:

	2017	2016	$ Change
	(in millions)
Operating Profit:
Industrial Activities	$1,519	$1,291	$228
Financial Services	479	478	1
Eliminations and other	(336)	(330)	(6)
Total Operating profit	1,662	1,439	223
Restructuring expenses	(93)	(44)	(49)
Interest expenses of Industrial Activities, net of interest income and eliminations	(484)	(543)	59
Other, net	(405)	(861)	456
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	680	(9)	689
Income taxes	(455)	(298)	(157)
Equity in income of unconsolidated subsidiaries and affiliates	88	58	30
Net income	$313	$(249)	$562

2016 Compared to 2015

Consolidated Results of Operations

	2016	2015
	(in millions)
Revenues:
Net sales	$23,669	$24,677
Finance and interest income	1,203	1,235
Total Revenues	24,872	25,912
Costs and Expenses:
Cost of goods sold	19,539	20,357
Selling, general and administrative expenses	2,262	2,317
Research and development expenses	860	856
Restructuring expenses	44	84
Interest expense	1,028	1,106
Other, net	1,148	625
Total Costs and Expenses	24,881	25,345
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(9)	567
Income taxes	(298)	(360)
Equity in income of unconsolidated subsidiaries and affiliates	58	41
Net income	(249)	248
Net income (loss) attributable to noncontrolling interests	3	(5)
Net income attributable to CNH Industrial N.V.	$(252)	$253

Revenues

We recorded revenues of $24,872 million in 2016, a decrease of 4.0% (down 2.8% on a constant currency basis) compared to 2015. The decrease is primarily due to a reduction in net sales of Industrial Activities, which were $23,699 million in 2016, a decrease of 4.1% (decrease of 2.9% on a constant currency basis) compared to the prior year.

Cost of Goods Sold

Cost of goods sold were $19,539 million in 2016 compared with $20,357 million in 2015, a decrease year over year due to lower sales volumes of Industrial Activities. As a percentage of net sales of Industrial Activities, cost of goods sold was 82.6% and 82.5% in the years ended December 31, 2016 and 2015, respectively.

Selling, General and Administrative Expenses

SG&A expenses amounted to $2,262 million in 2016 (9.1% of revenues), a 2.4% decrease compared with the $2,317 million recorded in 2015 (8.9% of revenues). The decrease was primarily due to cost containment actions.

Research and Development Expenses

In 2016, R&D expenses were $860 million compared to $856 million in 2015. The expense in both years was primarily attributable to continued investment in new products.

Restructuring Expenses

Restructuring expenses were $44 million in 2016 compared to $84 million in 2015. The expense in both periods was due to actions included in the Company’s Efficiency Program launched in 2014.

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

Other, net

Other, net expenses were $1,148 million, an increase of $523 million from $625 million in 2015. The increase was primarily attributable to a non-recurring non-tax deductible charge of €495 million ($551 million) as a result of the European Commission settlement. For more information on the European Commission settlement, see “Note 13: Commitments and Contingencies”. Other, net also includes a charge of $34 million in 2016 due to the re-measurement and impairment of certain assets of our Venezuelan subsidiary. Other, net reflected a pre-tax charge of $150 million in 2015 relating to the re-measurement of the net monetary assets of the Venezuelan subsidiary denominated in bolivar fuerte, and $40 million due to the re-measurement of net monetary assets of the Argentinian subsidiaries. For more information on this re-measurement, see “Note 2: Summary of Significant Accounting Policies - Foreign Currency”.

Income Taxes

	2016	2015
	(in millions, except percentages)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$(9)	$567
Income taxes	$298	$360
Effective tax rate	n.m.	63.5%

Income taxes totaled $298 million in 2016 ($360 million in 2015). The effective tax rate was significantly impacted by the non-recurring non-tax deductible charge of $551 million relating to the European Commission settlement, the $34 million non-deductible charge due to the re-measurement and impairment of Venezuelan subsidiary assets, the restructuring costs of $44 million ($40 million after-tax) and a one-time non-cash tax charge of $59 million related to the corporate reorganization of our Latin American operations intended to simplify the corporate structure and promote operational efficiencies that has led to changes in valuation allowances in the short term. Excluding the impact of these items, the effective tax rate for 2016 would have been 39%.

Equity in Income of Unconsolidated Subsidiaries and Affiliates

Equity in income of unconsolidated subsidiaries and affiliates was $58 million in 2016, compared to $41 million in 2015 mainly due to improved results of joint ventures in APAC. In 2016, the item included a negative impact of $9 million due to the restructuring of our joint ventures in China.

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

Net sales for the Agricultural Equipment business were $10,120 million in 2016, an 8.2% decrease (down 7.2% on a constant currency basis) compared to 2015. The decrease was primarily a result of unfavorable industry volume and product mix in the row crop sector in NAFTA and in the small grain sector in EMEA. Net sales increased in LATAM mainly due to improvement in the Brazilian market and the positive impact of currency translation and were flat in APAC.

For the full year 2016, worldwide agricultural equipment industry unit sales were flat compared to 2015 with global demand for tractors up 4%, combines down 2% and other agricultural equipment demand declining. For the second consecutive year, market demand in NAFTA was down primarily as a result of the drop in the level of net farm income in the U.S., estimated at 15.6% for 2016 (12.7% drop in 2015). Industry volumes in the NAFTA row crop sector were down, with tractors over 140 hp down 26% and combines down 21%. The NAFTA tractor under 140 hp segment was up 4%. EMEA markets were down 4% for tractors and 8% for combines. LATAM tractor sales decreased 6% while combine sales increased 15%. APAC markets increased 7% for tractors and 14% for combines.

For 2016, Agricultural Equipment’s worldwide market share performance was flat compared to 2015 for tractors and down 1.3 p.p. for combines. In an effort to reduce dealer inventory levels, the Company’s wholesale shipments to dealers were less than dealer retail sales to end customers.

Operating Profit

Agricultural Equipment operating profit was $818 million in 2016 a $134 million decrease compared to 2015 mainly due to lower volume and unfavorable product mix in NAFTA and EMEA, partially offset by favorable price realization and cost containment actions including lower material cost. Operating margin was 8.1%, down 0.5 p.p. compared to 2015.

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

In 2016, Construction Equipment’s worldwide heavy industry sales were down were down 3% while light industry sales were up 1%, compared to 2015. Decreased overall industry volumes were partially offset by moderate growth in APAC. In NAFTA, demand for heavy was down 13% while demand for light construction equipment was flat. EMEA demand was down 9% for heavy equipment and up 5% for light equipment.

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

In 2016, the European truck market (GVW ≥3.5 tons) excluding U.K. and Ireland, grew by 14% compared to 2015. The light vehicles market (GVW 3.5-6.0 tons) increased 14%, while the medium vehicles market (GVW 6.1-15.9 tons) and the heavy vehicles market (GVW ≥16 tons) grew by 7% and 14%, respectively. In LATAM, new truck registrations (GVW ≥3.5 tons) declined 30% compared to 2015, with a decrease of 31% in Brazil and 24% in Argentina. In APAC, new truck registrations decreased 5% compared with 2015.

The Company’s estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 13.1%, up 0.4 p.p. compared with 2015. The Company’s market share increased by 0.7 p.p. to 13.9% in the light segment, and by 2.5 p.p. to 34.0% in the medium segment. In the heavy segment, market share was 8.5% down 0.1 p.p. compared to 2015. In LATAM, in 2016, the Company’s market share decreased 0.4 p.p. to 12.0%.

During 2016 Commercial Vehicles delivered approximately 146,800 vehicles (including buses and specialty vehicles), representing a 5% increase from 2015. Volumes were higher in the light segment (+12%), while volumes declined in the heavy segment (-1%) and in the medium segment (-12%). Commercial Vehicles’ deliveries increased 9% in EMEA but declined 27% in LATAM and 1% in APAC.

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

Operating Profit

In 2016, Commercial Vehicles recorded an operating profit of $333 million, a $50 million increase compared to $283 million in 2015. The increase was due to positive price realization, lower material cost, improved product quality and manufacturing efficiencies in EMEA, partially offset by the impact of difficult market demand conditions in LATAM. Operating margin was 3.5% up 0.5 p.p. compared to 2015.

Powertrain

Net Sales

Powertrain net sales were $3,707 million in 2016, an increase of 4.1% (up 4.9% on a constant currency basis) compared to 2015. The increase was primarily attributable to higher volume to third parties. Sales to external customers accounted for 47% of total net sales in 2016, up from 46% in 2015.

During 2016, Powertrain sold 537,200 engines, an increase of 6% compared to 2015. By major customer, 29% of engines were supplied to Commercial Vehicles, 11% to Agricultural Equipment, 3% to Construction Equipment, and the remaining 57% to external customers (units sold to third parties were up 9% compared to 2015). Additionally, Powertrain delivered approximately 75,000 transmissions and 190,300 axles, an increase of 11% and 5%, respectively, compared to 2015.

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

Retail loan originations (including unconsolidated joint ventures) were $9.0 billion, down $0.4 billion compared to 2015, primarily due to the decline in Agricultural Equipment sales. The managed portfolio (including unconsolidated joint ventures) of $24.8 billion (of which retail was 64% and wholesale 36%) was up $0.1 billion compared to December 31, 2015. Excluding the impact of currency translation, our managed portfolio was down $0.1 billion compared to 2015.

Reconciliation of Operating Profit to Net Income

The following table includes the reconciliation of our net income, the most comparable U.S. GAAP financial measure, to our operating profit, a non-GAAP financial measure:

	2016	2015	$ Change
	(in millions)
Operating Profit:
Industrial Activities	$1,291	$1,432	$(141)
Financial Services	478	515	(37)
Eliminations and other	(330)	(312)	(18)
Total Operating profit	1,439	1,635	(196)
Restructuring expenses	(44)	(84)	40
Interest expenses of Industrial Activities, net of interest income and eliminations	(543)	(479)	(64)
Other, net	(861)	(505)	(356)
(Loss) Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(9)	567	(576)
Income taxes	(298)	(360)	62
Equity in income of unconsolidated subsidiaries and affiliates	58	41	17
Net income	$(249)	248	(497)

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

Goodwill and indefinite-lived other intangible assets are tested for impairment at least annually. In 2017 and 2016, we performed our annual impairment review as of December 31 and concluded that there was no impairment in either year. We evaluate events and changes in circumstances to determine if additional testing may be required.

We have identified five reporting units for the purpose of goodwill impairment testing: Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain, and Financial Services. Impairment testing for goodwill is done at a reporting unit level. Under the goodwill impairment test, CNH Industrial’s estimate of the fair value of the reporting unit is compared with its carrying value. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. CNH Industrial has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary.

The vast majority of goodwill, representing approximately 97% of the total, as of December 31, 2017 related to Agricultural Equipment (67%), Construction Equipment (24%) and Financial Services (6%) and as such, the impairment testing of these reporting units is discussed in detail below.

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

As of December 31, 2017, the estimated fair values of each reporting unit with goodwill exceeded the carrying value by more than 30%. Accordingly, management determined that none of the reporting units were at higher risk for impairment at December 31, 2017. The sum of the fair values of our reporting units was in excess of our market capitalization at December 31, 2017. We believe that the difference between the fair value and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken into consideration.

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

Realization of the residual values is dependent on our future ability to market the assets under then-prevailing market conditions. We continually evaluate whether events and circumstances have occurred which impact the estimated residual values of the assets on operating leases. The used vehicle market was carefully monitored throughout 2017 to ensure that write-downs were properly determined; however, additional write-downs may be required if market conditions should deteriorate further.

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

Pension and Other Postemployment Benefits

As more fully described in “Note 11: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2017, we sponsor pension, healthcare and other postemployment plans in various countries. We actuarially determine the costs and obligations relating to such plans using several statistical and judgmental factors. These assumptions include discount rates, rates for expected returns on plan assets, rates for compensation increases, mortality rates, retirement rates, and healthcare cost trend rates, as determined by us within certain guidelines. To the extent actual experiences differ from our assumptions or our assumptions change, we may experience gains and losses that we have not yet recognized in our consolidated statements of operations but would be recognized in equity. For our pension and postemployment benefit plans, we recognize net gain or loss as a component of defined benefit plan cost for the year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of (1) the projected benefit obligation or (2) the fair or market value of the plan assets at year end. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of active employees, and by the average life expectancy for inactive employees expected to receive benefits under the plan.

In October 2014, the Society of Actuaries (“SOA”) in the United States issued an updated mortality table (“RP-2014”) and mortality improvement scale (“MP-2014”). Accordingly, CNH Industrial reviewed the historical mortality experience and demographic characteristics of our U.S. Pension and Healthcare plan participants and have decided to adopt variants of the Blue Collar tables of RP-2014 as the base mortality tables. The Retirement Plans Experience Committee (“RPEC”) publishes annual updates to the RP-2014 model and corresponding mortality improvement scales. The latest update resulted in the 2017 version of the mortality improvement scale (“MP-2017”). In 2017, CNH Industrial adopted the MP-2017 mortality improvement scale, which better reflects the actual recent experience over the previous mortality improvement scales. Management believes the new mortality assumptions most appropriately represent its plans’ experience and characteristics. The adoption of the new mortality assumptions resulted in a total decrease of $17 million to the Company’s benefit obligations at December 31, 2017, of which, $8 million was related to pension plans and $9 million to healthcare plans.

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

The following table shows the effects of a one percentage-point change in our primary actuarial assumptions on pension, healthcare and other postemployment benefit obligations and expense:

	2018 Benefit Cost		Year End Benefit Obligation
	One Percentage-Point Increase	One Percentage-Point Decrease	One Percentage-Point Increase	One Percentage-Point Decrease
	(in millions)
Pension benefits
Assumed discount rate	$(25)	$31	$(316)	$392
Expected long-term rate of return on plan assets	$(21)	$21	$-	$-
Healthcare benefits:
Assumed discount rate	$(1)	$13	$(115)	$137
Assumed health care cost trend rate (initial and ultimate)	$25	$(11)	$132	$(108)
Other benefits:
Assumed discount rate	$1	$(1)	$(41)	$48

Realization of Deferred Tax Assets

At December 31, 2017, we had net deferred tax assets on temporary differences and tax benefits arising from tax loss and credit carryforwards of $2.5 billion, of which $1.7 billion is not recognized in the financial statements. The corresponding totals at December 31, 2016 were $2.3 billion and $1.5 billion, respectively.

We have recorded deferred tax assets that we believe are more likely than not to be recovered. The determination to record a valuation allowance requires significant judgement and is based on an assessment of positive and negative evidence, whereby objectively verifiable evidence takes precedence over other forms of evidence. We consider actual and forecasted results, the potential to carryback net operating losses and credits, the future reversal of certain taxable temporary differences, and planning strategies that are both prudent and feasible. We also consider risk factors, including the economic conditions in Europe and Brazil, that could affect the agricultural equipment and commercial vehicle markets in countries in which we have significant operations.

The above-mentioned $1.7 billion valuation allowance recorded in the consolidated financial statements at December 31, 2017 includes a full valuation allowance with respect to our Italian deferred tax assets totaling $0.8 billion. We will continue to maintain a full valuation allowance on our Italian deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of it. As a result of actual and anticipated future earnings, we believe that there is a reasonable possibility that sufficient positive evidence could develop within the next 12 months that may allow us to reach a conclusion that some or all of the valuation allowance on our Italian deferred tax assets will no longer be needed. Reversal of some or all of the Italian valuation allowance would result in the recognition of corresponding deferred tax assets and a significant income tax benefit in the period the reversal is recorded. However, the exact timing and amount of the valuation allowance release are dependent upon actual and anticipated results and are subject to change on the basis of the level of profitability that we are able to actually achieve.

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

B. Liquidity and Capital Resources

The following discussion of liquidity and capital resources principally focuses on our consolidated statements of cash flows and our consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the end of 2018. See “Item 3. Key Information—D. Risk Factors” for additional information concerning risks related to our business, strategy and operations.

Cash Flow Analysis

At December 31, 2017, we had cash and cash equivalents of $5,430 million, an increase of $413 million or 8.2% from $5,017 million at December 31, 2016. Cash and cash equivalents at December 31, 2017 did not include restricted cash of $770 million ($837 million at December 31, 2016), which is comprised of cash that was reserved principally for the servicing of securitization-related debt. The aggregate of cash and cash equivalents and restricted cash, which we consider to constitute our principal liquid assets (or “liquidity”), totaled $6,200 million at December 31, 2017, an increase of $346 million, or 5.9%, from the total at the end of 2016 of $5,854 million.

The increase of liquidity compared to December 31, 2016 was mainly attributable to the net industrial cash flow generation and favorable foreign exchange translation impacts, partially offset by a reduction in third party debt, an increase in the lending portfolio of Financial Services, and dividend payments to shareholders. At December 31, 2017, available liquidity was $9,380 million, inclusive of $3,180 million in undrawn committed facilities ($2,890 million at December 31, 2016), compared to $8,744 million at December 31, 2016.

The following table summarizes the changes to cash flows from operating, investing and financing activities for each of the years ended December 31, 2017, 2016 and 2015.

	2017	2016	2015
	(in millions)
Cash provided by (used in):
Operating activities	$2,015	$2,108	$2,786
Investing activities	(932)	(921)	(948)
Financing activities	(1,045)	(1,538)	(919)
Translation exchange differences	375	(16)	(698)
Net increase (decrease) in cash and cash equivalents	$413	$(367)	$221

Net Cash from Operating Activities

Cash provided by operating activities in 2017 totaled $2,015 million and comprised the following elements:

•	$313 million in net income for 2017;
•	plus $1,350 million in non-cash charges for depreciation and amortization ($725 million excluding assets sold with buy-back commitments and equipment on operating leases);
•	plus $322 million in losses on the disposal of assets and other non-cash items;
•	plus $64 million in cost of early redemption/repurchase of Notes;
•	less $39 million of undistributed loss of unconsolidated subsidiaries (netted against dividends received from equity investees);
•	plus changes in deferred income taxes of $122 million and in provisions of $233 million; and
•	less $350 million in change in working capital and other operating assets and liabilities.

In 2016, $1,387 million of the $2,108 million in cash generated by operating activities during the year was from income-related cash inflows (calculated as net income plus amortization and depreciation, dividends, equity income, changes in other liabilities and deferred taxes, net of gains/losses on disposals and other non-cash items), in addition to a $721 million increase in cash resulting from a decrease in working capital.

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

Net Cash from Investing Activities

In 2017, cash used in investing activities was $932 million. The negative flows were primarily generated by:

•

investments in tangible and intangible assets that used $2,235 million in cash. Excluding investments for our long-term rental operations and relating to vehicles sold under buy-back commitments, investments amounted to $492 million in 2017;

•	less $306 million of net collections of retail receivables; and
•	less $850 million of proceeds from the sale of assets, mainly related to assets sold with buy-back commitments and equipment on operating leases.

In 2016, cash used in investing activities totaled $921 million. Expenditures on tangible and intangible assets totaled $2,134 million. Excluding investments for our long-term rental operations and relating to vehicles sold under buy-back commitments, investments amounted to $503 million in 2016. Net collections of receivables from retail financing activities amounted to $618 million, and the proceeds from the sale of assets amounted to $672 million ($12 million excluding those related to our long-term rental operations and relating to vehicles sold under buy-back commitments).

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

The following table summarizes our investments in tangible assets (excluding assets sold with buy-back commitments and assets leased on operating lease) by segment and intangible assets for each of the years ended December 31, 2017, 2016 and 2015:

	2017	2016	2015
	(in millions)
Agricultural Equipment	$156	$150	$255
Construction Equipment	25	26	38
Commercial Vehicles	132	150	165
Powertrain	86	92	106
Total Industrial Activities investments in tangible assets	399	418	564
Industrial Activities investments in intangible assets	89	83	89
Total Industrial Activities capital expenditures	488	501	653
Financial Services investments in tangible assets	1	—	—
Financial Services investments in intangible assets	3	2	3
Total Capital expenditures	$492	$503	$656

We incurred these capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and increase capacity, and for maintenance and engineering. The decrease in capital expenditures in 2017 from 2016 is primarily related to the investment cycles of our products and reductions in discretionary spending.

Net Cash from Financing Activities

In 2017, cash used in financing activities totaled $1,045 million, mainly attributable to lower bank debt of Industrial Activities, reduction of third party debt due to the repurchase/early redemption of notes and dividend payments to shareholders, partially offset by new bond issuances.

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

Our policy is to keep a high degree of flexibility with our funding and investment options in order to maintain our desired level of liquidity to achieve our rating targets while improving the Company’s capital structure over time. In managing our liquidity requirements, we are pursuing a financing strategy that aims at extending over time our Industrial Activities debt profile by issuing long-term bonds and retiring short-term debt through opportunistic liability management transactions, deleveraging our Industrial Activities balance sheet by reducing gross debt, and diversifying funding sources.

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

•

To the extent funding needs of Industrial Activities are determined to be of a longer-term nature, we will access public debt markets as well as private investors and banks, as appropriate, to refinance borrowings and replenish our liquidity.

•

Financial Services’ funding strategy is to maintain a sufficient level of liquidity and flexible access to a wide variety of financial instruments. While we expect securitizations and sale of receivables (factoring) to continue to represent a material portion of our capital structure and intersegment borrowings to remain a marginal source of funding, we will continue to diversify our funding sources and expand our investor base within Financial Services to support our investment grade credit ratings. These diversified funding sources include committed asset-backed facilities, unsecured notes,  bank facilities and, in an effort to further diversify funding sources and reduce the average cost of funding, Financial Services has now implemented new commercial paper programs, both in the US and Europe.

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

In 2017 Standard and Poor’s (“S&P”) upgraded the long-term corporate credit rating of CNH Industrial N.V. and CNH Industrial Capital LLC to investment grade at “BBB-“ and Fitch Ratings assigned to CNH Industrial N.V. and CNH Industrial Capital LLC new investment grade long-term issuer default ratings of “BBB-”. Current ratings for the Group are as follows:

	CNH Industrial N.V.			CNH Industrial Capital LLC
	Long-Term	Short-Term	Outlook	Long-Term	Short-Term	Outlook
S&P	BBB-	A-3	Stable	BBB-	A-3	Stable
Fitch	BBB-	-	Stable	BBB-	F3	Stable
Moody's	Ba1 (1)	-	Stable	Ba1	-	Stable
(1)	The senior unsecured debt of CNH Industrial N.V. and the following treasury vehicles, CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc., are rated Ba2.

Following the upgrade by S&P, the notes issued under the Euro Medium Term Notes Programme (and the notes issued under its predecessor, the Global Medium Term Notes Programme) benefited from Eurosystem eligibility, the financial covenant contained in the €1.75 billion Revolving Credit Facility, which required Industrial Activities to maintain EBITDA/Net interest ratio, was no longer applicable, and the financial covenants contained in two revolving credit facilities of CNH Industrial Capital LLC, which required maintenance of an EBITDA coverage ratio, were no longer applicable. Additionally, the S&P and Fitch rating actions in 2017 made the Company’s securities eligible for the main investment grade indices in the U.S. market, which the Company believes has improved its access to funding at better rates.

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

Consolidated Debt

As of December 31, 2017, and 2016, our consolidated debt was as detailed in the table below:

	Consolidated		Industrial Activities		Financial Services
	2017	2016	2017	2016	2017	2016
	(in millions)
Total Debt	$25,895	$25,276	$7,396	$7,691	$21,075	$20,061

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

The calculation of Net Debt as of December 31, 2017 and 2016 and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, are shown below:

	Consolidated		Industrial Activities		Financial Services
	2017	2016	2017	2016	2017	2016
	(in millions)
Third party debt *	$25,895	$25,276	$6,461	$6,694	$19,434	$18,582
Intersegment notes payable **	—	—	935	997	1,641	1,479
Total Debt ***	$25,895	$25,276	$7,396	$7,691	$21,075	$20,061
Less:
Cash and cash equivalents	5,430	5,017	4,901	4,649	529	368
Restricted cash	770	837	—	—	770	837
Intersegment notes receivables **	—	—	1,641	1,479	935	997
Derivatives hedging debt	(7)	2	(7)	2	—	—
Net Debt (Cash)	$19,702	$19,420	$861	$1,561	$18,841	$17,859
(*)	Includes adjustments related to fair value hedges.
(**)	The net intersegment payable balance owed by Financial Services to Industrial Activities was $706 million and $482 million as of December 31, 2017 and 2016, respectively.
(***)

Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $935 million and $997 million at December 31, 2017 and 2016, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,641 million and $1,479 million at December 31, 2017 and 2016, respectively.

The increase in the Net Debt position from December 31, 2016 to December 31, 2017 was primarily due to the increase in the portfolio of Financial Services companies and to the negative foreign exchange translation impacts on Financial Services debt. Net debt of industrial activities decreased $0.7 billion from December 31, 2016 to $0.9 billion at December 31, 2017. The decrease was primarily due to a significant cash generation from operating activities of $1.3 billion, partially offset by negative foreign exchange translation impacts on euro denominated debt and dividend payments.

The following table shows the change in Net Debt of Industrial Activities for 2017 and 2016:

($ million)	2017	2016
Net Debt of Industrial Activities at beginning of year	$(1,561)	$(1,578)
Net Income (loss)	313	(249)
Add back European Commission settlement*	—	551
Add back cost of repurchase/early redemption of notes*	56	60
Amortization and depreciation**	720	710
Changes in provisions and similar***	485	194
Change in working capital	130	330
Investments in property, plant and equipment, and intangible assets**	(488)	(501)
Other changes	73	(50)
Net industrial cash flow	1,289	1,045
Dividends and capital increases, net ****	(193)	(221)
Currency translation differences and other *****	(396)	(807)
Change in Net Debt of Industrial Activities	700	17
Net Debt of Industrial Activities at end of year	$(861)	$(1,561)
(*)	Add back item to be excluded from the calculation of net industrial cash flow.
(**)	Excludes assets sold under buy-back commitments and assets under operating lease.

(***)       This item also includes changes in items related to assets sold under buy-back commitments, and assets under operating lease

(****)	Includes share buy-back transactions.

(*****)   In 2017 and 2016 this item also includes the charge of $56 million and $60 million, respectively, related to the repurchase/early redemption of notes. In 2016, this item also included the payment of the European Commission settlement.

Industrial Activities

Capital Markets

At December 31, 2017, we had an aggregate amount of $8.9 billion in bonds outstanding, of which $5.8 billion was issued by Industrial Activities.

The capital markets debt of Industrial Activities mainly related to notes issued under the Euro Medium Term Note Programme (and the notes issued under its predecessor, the Global Medium Term Notes Programme), and senior unsecured debt securities issued by CNH Industrial N.V. described below. In order to manage its liabilities, in June 2017, Case New Holland Industrial Inc., redeemed all of the outstanding $636 million aggregate principal amount of its 7.875% Senior Notes due 2017 and incurred a total charge of $17 million. In September 2017, CNH Industrial Finance Europe S.A. repurchased a total of €800 million in principal amount of its 6.250% Notes due 2018 and 2.750% Notes due 2019, incurring a total charge of $39 million.

Euro Medium Term Note (EMTN) Programme. We have a medium-term note programme allowing for the placement of debt securities that was established in February 2011 and has a total authorized amount of €10 billion ($11 billion). At December 31, 2017, €3,975 million ($4,767 million) was outstanding under the programme, all such debt having been issued by CNH Industrial Finance Europe S.A. and guaranteed by CNH Industrial N.V. The outstanding amount under the programme included: €75 million of notes, issued in March 2017 as a private placement, at an annual fixed rate of 1.625% due in 2022 at an issue price of 99.407 percent of their principal amount; €500 million of notes, issued in May 2017, at an annual fixed rate of 1.375% due in 2022 at an issue price of 99.335 percent of their principal amount; and €650 million of notes, issued in September 2017, at an annual fixed rate of 1.750% due in 2025 at an issue price of 99.248 percent of their principal amount.

CNH Industrial N.V. Senior Notes. In November 2017, CNH Industrial N.V. issued $500 million of 3.850% notes due 2027, with an issue price of 99.384% of their principal amount.

The notes issued under the EMTN (and its predecessor the Global Medium Term Notes Programme) as well as the CNH Industrial N.V. Senior Notes impose covenants and other obligations on CNH Industrial N.V. as issuer and, in certain cases, as guarantor and CNH Industrial Finance Europe S.A. as issuer, including: (i) a negative pledge provision which requires that, if any security interest over assets of the issuer or the guarantor is granted in connection with debt that is, or is capable of being, listed or any guarantee is granted in connection with such debt, such security or guarantee must be equally and ratably extended to the outstanding notes; (ii) a status (or pari passu) covenant, under which the notes rank and will rank pari passu with all other present and future outstanding unsubordinated and unsecured obligations of the issuer and/or the guarantor (subject to mandatorily preferred obligations under applicable laws); (iii) an events of default provision setting out certain customary events (such as cross defaults, insolvency related events, etc.) the occurrence of which entitles the holders of the outstanding notes to accelerate the repayment of the notes; (iv) change of control provisions which, when combined with a rating downgrade of CNH Industrial N.V., grant the note holders the right to require, immediate repayment of the notes; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these obligations may require the early repayment of the notes. At December 31, 2017, CNH Industrial was in compliance with the covenants of the notes issued under the EMTN (and its predecessor the Global Medium Term Notes Programme) and the CNH Industrial N.V. Senior Notes.

Bank Debt

At December 31, 2017, Industrial Activities available committed unsecured facilities expiring after twelve months amounted to $2.7 billion ($2.5 billion at December 31, 2016).

Euro 1.75 billion Revolving Credit Facility. In 2016, we signed a renewal of a €1.75 billion ($2.1 billion at year-end 2017 exchange rate) five-year committed, unsecured revolving credit facility. The facility expires in June 2021 and includes:

•

a financial covenant (Net debt/EBITDA ratio relating to Industrial Activities) and other customary covenants (including a negative pledge, a status (or pari passu) covenant and restrictions on the incurrence of indebtedness by certain subsidiaries);

•

customary events of default (some of which are subject to minimum thresholds and customary mitigants), including cross-default provisions, failure to pay amounts due or to comply with certain provisions under the loan agreement and the occurrence of certain bankruptcy-related events; and

•	mandatory prepayment obligations upon a change in control of CNH Industrial or the borrower.

CNH Industrial N.V. has guaranteed any borrowings under the revolving credit facility with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.). At December 31, 2017, CNH Industrial was in compliance with the covenants of the €1.75 billion Revolving Credit Facility.

Financial Services

Total Debt of Financial Services was $21.1 billion at December 31, 2017 compared to $20.1 billion at December 31, 2016.

Bank Debt

At December 31, 2017, Financial Services available committed, unsecured facilities expiring after twelve months amounted to $0.5 billion ($0.4 billion at December 31, 2016).

Asset-Backed Financing

At December 31, 2017, Financial Services’ committed, asset-backed facilities expiring after twelve months amounted to $3.5 billion ($3.2 billion at December 31, 2016), of which $2.3 billion was utilized at December 31, 2017 ($2.5 billion at December 31, 2016).

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

At December 31, 2017, our receivables from financing activities included receivables sold and financed through both ABS and factoring transactions of $14.0 billion ($13.6 billion at December 31, 2016), which do not meet derecognition requirements, and therefore must be recorded on our consolidated statement of financial position. These receivables are recognized as such in our financial statements even though they have been legally sold; a corresponding financial liability is recorded in the consolidated balance sheets as debt (see “Note 3: Receivables”).

Capital Markets

In April 2017, CNH Industrial Capital LLC issued at par $500 million of notes at an annual fixed rate of 4.375% due in 2022.

In December 2017, CNH Industrial Capital LLC, in order to manage its liabilities, redeemed all of the outstanding $600 million in principal amount of 3.875% Notes due 2018.

In December 2017, CNH Industrial Capital LLC established a new commercial paper program to issue short-term, unsecured, unsubordinated commercial paper notes on a private placement basis. As of December 31, 2017, the aggregate principal amount of notes outstanding was $115 million.

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

For more information on our outstanding indebtedness, see “Note 9: Debt” to our consolidated financial statements for the year ended December 31, 2017.

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

We believe that funds available under our current liquidity facilities, those realized under existing and planned asset-backed securitization programs and issuances of debt securities and those expected from ordinary course refinancing of existing credit facilities, together with cash provided by operating activities, will allow us to satisfy our debt service requirements for the coming year. At December 31, 2017, we had available committed unsecured facilities expiring after twelve months of $3.2 billion ($2.9 billion at December 31, 2016).

Financial Services securitized debt is repaid with the cash generated by the underlying amortizing receivables. Accordingly, additional liquidity is not normally necessary for the repayment of such debt. Financial Services has traditionally relied upon the term ABS market and committed asset-backed facilities as a primary source of funding and liquidity. As of December 31, 2017, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $3.5 billion ($3.2 billion at December 31, 2016), of which $2.3 billion at December 31, 2017 ($2.5 billion at December 31, 2016) were utilized.

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

At December 31, 2017 and 2016, the difference between the present value of the pension plan obligations and the fair value of the related plan assets was a deficit of $848 million and $860 million, respectively. In 2017, we contributed $34 million to the plan assets and made direct benefit payments of $29 million for our pension plans. Our expected total contribution to pension plan assets and direct benefit payments is estimated to be $67 million for 2018.

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

At December 31, 2017 and 2016, the difference between the present value of the healthcare plan obligations and the fair value of the related plan assets was a deficit of $936 million and $994 million, respectively. In 2017, we contributed $56 million to the plan assets and made direct benefit payments for healthcare plans of $58 million and we expect to make direct benefit payments of $9 million in 2018.

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

At December 31, 2017 and 2016, the present value of the obligation for other postemployment benefits amounted to $470 million and $418 million, respectively.

In 2017, we made direct benefit payments of $37 million for other postemployment benefits and expect to make direct benefit payments of $37 million in 2018.

For further information on pension and other postemployment benefits, see “Note 11: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2017.

Joint Liability for Certain Obligations of FCA

CNH Industrial is successor to Fiat Industrial, a company formed as a result of the demerger of Fiat (which, effective October 12, 2014, was merged into FCA) in favor of Fiat Industrial. As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At December 31, 2017, the outstanding Liabilities amounted to approximately $0.2 billion. CNH Industrial believes the risk of FCA’s insolvency is extremely remote, and therefore, no specific provision has been accrued in respect of the above-mentioned potential joint liability.

C. Research and Development, Patents and Licenses, etc.

Our research, development and engineering personnel design, engineer, manufacture and test new products, components, and systems. We incurred $957 million, $860 million, and $856 million of R&D costs in the years ended December 31, 2017, 2016, and 2015, respectively.

In a continuously and rapidly changing competitive environment, our research and development activities are a vital component in our strategic development. Our research and development activities are designed to accelerate time-to-market while taking advantage of specialization and experience in different markets.

R&D activities involved approximately 6,000 employees at 53 sites around the world during 2017.

We own a significant number of patents, trade secrets, licenses and trademarks related to our products and services, and that number is expected to grow as our R&D activities continue. At December 31, 2017, we had 9,629 active granted patents, including 2,004 new patents registered during the year (in addition to 4,036 pending applications). We file patent applications in Europe, the United States and in other jurisdictions around the world to protect technology and improvements considered important to the business. Certain trademarks contribute to our identity and the recognition of our products and services and are an integral part of our business, and their loss could have a material adverse effect on us.

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

E. Off-Balance Sheet Arrangements

We use certain off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including financial guarantees. Our arrangements are described in more detail below. For additional information, see “Note 13: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2017.

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

CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees in the interest of non-consolidated affiliates totaling $368 million as of December 31, 2017.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2017:

	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(in millions)
Contractual Obligations
Debt obligations(1)
Bonds	$8,885	$1,549	$1,756	$2,929	$2,651
Borrowings from banks	4,212	1,443	2,217	387	165
Asset-backed financing	12,028	8,008	3,042	918	60
Other debt	767	492	142	100	33
Capital lease obligations	3	1	2	—	—
Operating lease obligations	300	102	122	61	15
Purchase obligations	2,277	959	1,021	260	37
Total	$28,472	$12,554	$8,302	$4,655	$2,961

(1)

Amounts presented exclude the related interest expense that will be paid when due. The table above does not include obligations for pensions, post-retirement benefits and health care plans. Our best estimate of expected contributions including direct benefit payment to be made by us in 2018 to pension plans, healthcare plans and other postemployment plans is $67 million, $9 million and $37 million, respectively. Potential outflows in the years after 2018 are subject to a number of uncertainties, including future asset performance and changes in assumptions, and therefore we are unable to make sufficiently reliable estimates of future contributions beyond 2018.

Debt Obligations

For information on our debt obligations, see “Capital Resources” above and “Note 9: Debt” to our consolidated financial statements for the year ended December 31, 2017. The debt obligations reflected in the table above can be reconciled to the amount in the December 31, 2017 consolidated balance sheet as follows:

(in millions)	Amount
Debt reflected in the December 31, 2017 consolidated balance sheet	$25,895
Less:
Capital lease obligations	(3)
Total Debt obligations	$25,892

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

Purchase Obligations

Our purchase obligations at December 31, 2017, included the following:

•

the repurchase price guaranteed to certain customers on sales with a buy-back commitment which is included in the line item “Other liabilities” in our consolidated balance sheets in an aggregate amount of $2,176 million; and

•	commitments to purchase tangible fixed assets, largely in connection with planned capital expenditures, in an aggregate amount of approximately $101 million.

G. Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This annual report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this filing, including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing.

Forward-looking statements are based upon assumptions and on known risks and uncertainties.

Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements.

Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Item 3. Key Information—D. Risk Factors” of this annual report.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The Board of Directors consists of eleven directors, who were elected on April 14, 2017 at the Annual General Meeting of Shareholders (“AGM”). Eight of the directors were independent, as provided in the listing standards and rules of the NYSE, as of December 31, 2017. The term of office of the current Board of Directors is expected to expire on April 13, 2018 (the scheduled date of the next AGM) at which time our shareholders will elect a new Board of Directors for a term of approximately one year.

As of March 2, 2018, our directors and certain senior managers are as set forth below:

Name	Position with CNH Industrial
Jacqueline Tammenoms Bakker	Director, Member of the Governance and Sustainability Committee
Mina Gerowin	Director, Member of the Governance and Sustainability Committee
Suzanne Heywood	Director, Chairperson of the Governance and Sustainability Committee, Member of the Compensation Committee
Léo W. Houle	Senior Non-Executive Director, Chairperson of the Compensation Committee, Member of the Governance and Sustainability Committee
Peter Kalantzis	Director, Member of the Audit Committee, Member of the Compensation Committee
John Lanaway	Director, Member of the Audit Committee
Sergio Marchionne	Director, Chairman
Silke Christina Scheiber	Director, Member of the Audit Committee
Guido Tabellini	Director, Member of the Compensation Committee
Jacques Theurillat	Director, Chairperson of the Audit Committee
Richard Tobin	Director, Chief Executive Officer
Alan Berger	Chief Technical Officer, Agricultural and Construction Equipment Products
Luc Billiet	President, Parts & Service
Sergio Carpentiere	Chief Purchasing Officer
Massimiliano Chiara	Chief Financial Officer and Chief Sustainability Officer
Vilmar Fistarol	Chief Operating Officer-LATAM
Carl Gustaf Göransson	Brand President, Case Construction Equipment and New Holland Construction Equipment, President, Construction Equipment Products Segment
Oddone Incisa	President, Financial Services
Andreas Klauser	Brand President, Case IH Agricultural Equipment
Linda I. Knoll	Chief Human Resources Officer
Pierre Lahutte	Brand President, Iveco
Carlo Lambro	Brand President, New Holland Agricultural Equipment
Leandro Lecheta	Chief Operating Officer-NAFTA
Alessandro Nasi	President, Specialty Vehicles, Group Executive Council Executive Coordinator
Derek Neilson	Chief Operating Officer-EMEA, President, Commercial Vehicles Products Segment
Stefano Pampalone	Chief Operating Officer-APAC
Adrian Pipe	Chief Quality Officer
Annalisa Stupenengo	Brand President, FPT Industrial, President, Powertrain Products Segment
Tom Verbaeten	Chief Manufacturing Officer
•	Jacqueline A. Tammenoms Bakker, Director (Non-Executive Director—independent), Member of the Governance and Sustainability Committee

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

Ms. Gerowin has an A.B. from Smith College in Political Economy, a J.D. from the University of Virginia School of Law and an M.B.A. from Harvard Business School where she was a Baker Scholar. She practiced law in Switzerland and New York then worked as Investment Banker in International Mergers and Acquisitions at Lazard Frères in New York and Paris. Ms. Gerowin formed her own consulting and investing company, completing five LBO transactions and participated in their direction as an officer and director. After their sale she consulted internationally. Ms. Gerowin was a Managing Director of Paulson Europe LLP in London working on event, credit, distressed, recovery and merger arbitrage. She joined Paulson & Co. in 2004 helping establish the hedge fund's Event fund. Mina Gerowin is a member of the Advisory Board of the Royal United Services Institute. She is a former Director of EXOR S.p.A., Lafarge S.A. and a former member of the Global Advisory Committee of Samsung Asset Management. Born in 1951, American citizenship. Date of first appointment: September 29, 2013.

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

•	Léo W. Houle, Director (Senior Non-Executive Director—independent), Chairperson of the Compensation Committee, Member of the Governance and Sustainability Committee

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

Silke C. Scheiber was at Kohlberg Kravis Roberts & Co. LLP, London, U.K. (“KKR”) from July 1999 to December 2015. She was a Member and Head of the European Industrials Group, responsible for identifying and executing a number of investment opportunities within the broader industrials space for KKR’s European private equity funds. From 1996 to 1999, Ms. Scheiber worked as a financial analyst at Goldman, Sachs & Company oHG Frankfurt, Germany. Ms. Scheiber obtained her MBA from the University of St. Gallen in St. Gallen, Switzerland, majoring in Finance and Accounting. Ms. Scheiber also attended the Ecole des Hautes Etudes Commerciales (HEC) in Paris, France where she majored in European Management and International Business Studies. Ms. Scheiber currently holds a non-executive director role with Jungbunzlauer Holding AG, Basel, Switzerland and sits on the Board of Micro Focus International PLC, Newbury, England. Born in 1973, Austrian citizenship. Date of first appointment: April 15, 2016.

•	Guido Tabellini, Director (Non-Executive Director—independent), Member of the Compensation Committee

Guido Tabellini was a Director of Fiat Industrial S.p.A. from March 10, 2011 until the merger of the company into CNH Industrial. Guido Tabellini is a professor at Università Bocconi, where he also served as Rector from November 2008 to October 2012. Also at Bocconi, he served as Director and then President of the lnnocenzo Gasparini Institute for Economic Research (IGIER). Prior to that, Mr. Tabellini taught at Stanford University, UCLA, Università di Cagliari and Università di Brescia. He has been a research fellow and advisor for numerous international organizations and research institutes and was a member of the Council of Economic Advisors to the Italian Prime Minister, of the Privatization Committee and of the Advisory Panel on Public Expenditures to the Italian Ministry of the Economy. Mr. Tabellini received a Ph.D. in Economics from UCLA in 1984. He is a Fellow of the Econometric Society, a Foreign Honorary Fellow of the American Economic Association and a Foreign Honorary Member of the American Academy of Arts and Sciences. He has won the Y. Jahnsson Award from the European Economic Association and is also a former President of the European Economic Association. Mr. Tabellini has published numerous articles and books on macro-economics and political, international and public economics. He is also a columnist for Il Sole 24 Ore. Board memberships at other listed companies: CIR. Born in 1956, Italian citizenship. Date of first appointment: September 29, 2013.

•	Jacques Theurillat, Director (Non-Executive Director—independent), Chairperson of the Audit Committee

Jacques Theurillat is a member of the Boards of Purdue Inc./Mundipharma, CNH Industrial N.V. and ADC Therapeutics S.A. He is a Venture Consultant with Sofinnova Partners SAS, a venture capital firm focused on life sciences. From April 2008 to August 2015, Mr. Theurillat served as CEO of Ares Life Sciences AG, a privately owned investment fund with the objective to build and manage a portfolio of companies in life sciences. From March 2007 to March 2008, he has served as CEO and Chairman of Albea Pharmaceuticals AG, a Swiss company involved in venture financing for life sciences companies. Mr. Theurillat served as Serono’s SA Deputy CEO until December 2006. In addition to his role as Deputy CEO, he was appointed Senior Executive Vice President, Strategic Corporate Development in May 2006 and was responsible for developing Serono’s global strategy and pursuing its acquisition and in-licensing initiatives. From 2002 to 2006, Mr. Theurillat served as Serono’s President of European and International Sales & Marketing. In this position, he was responsible for Serono’s commercial operations in Europe, IBO, Asia-Pacific, Oceania/Japan, Latin America and Canada. He became a Board member in May 2000. From 1996 to 2002, Mr. Theurillat was Chief Financial Officer. He previously served as Managing Director of the Istituto Farmacologico Serono in Rome, where he started in 1994. In 1993, he was appointed Vice President Taxes and Financial Planning for Serono. In 1990-1993, Mr. Theurillat worked outside Serono, running his own law and tax firm. Before that, he was Serono’s Corporate Tax Director, a post to which he was appointed in 1988. He first joined Serono in 1987 as a Corporate Lawyer working on projects such as the company’s initial public offering. Mr. Theurillat is a Swiss barrister and holds Bachelor of Law degrees from both Madrid University and Geneva University. He also holds a Swiss Federal Diploma (Tax Expert) and has a Master’s degree in Finance. Born in 1959, Swiss citizenship. Date of first appointment: September 29, 2013.

•	Richard J. Tobin, Chief Executive Officer (Executive-Director) of CNH Industrial N.V.

Mr. Tobin is the Chief Executive Officer of CNH Industrial N.V. since January 2012. Prior to the merger of Fiat Industrial S.p.A. and CNH Global he was the Chief Executive Officer of CNH Global and group Chief Operating Officer of Fiat Industrial S.p.A., roles he assumed after two years as Chief Financial Officer for CNH Global. Mr. Tobin has extensive experience in international finance and management that he acquired through global leadership positions of growing responsibility and scope. Prior to joining CNH Global in 2010, he held the role of Chief Financial Officer and Head of Information Technology of SGS SA of Geneva Switzerland. He has also held management positions at GTE Corporation of Stamford Connecticut, AluSuisse-Lonza SA of Zurich Switzerland, and Alcan Aluminum of Montreal Canada. Prior to beginning his business career, Mr. Tobin was an officer in the United States Army. Mr. Tobin holds Bachelor of Arts and Master of Business Administration degrees from Norwich University and Drexel University, respectively. He holds the position of Vice Chairman of Turk Traktor ve Ziraat Makineleri AS of Ankara Turkey, and serves on the Board of Directors for the Dover Corporation of Downers Grove, Illinois, USA He is a member of the Business Roundtable and is also a member of the Board of Trustees at the Shedd Aquarium in Chicago, Illinois, USA Mr. Tobin is a former member of the Board of Directors of the U.S. Chamber of Commerce which term ended in November 2017. Born in 1963, American citizenship. Date of first appointment: November 23, 2012.

•	Alan Berger, Chief Technical Officer, Agricultural and Construction Equipment Products

Alan Berger assumed the role of Chief Technical Officer, Agricultural and Construction Equipment Products in July 2017. He has over 20 years of international product development experience in the off-highway vehicle industry, much of which he gained through roles of increasing importance with Volvo Construction Equipment culminating in the role of Senior Vice President, Technology. Mr. Berger joined Case Corporation in 1996 as Chief Engineer for Case Construction. This was followed by a series of roles from 2002 – 2005 with companies including Applied Materials and American Standard Companies. From 2005 – 2015 he served in Vice President roles at Ingersoll Rand and Volvo Construction Equipment responsible for Global Engineering, Product Portfolio Development, Advanced Engineering and Product Platforms. In 2016 he was named Senior Vice President of Technology with Volvo Construction Equipment. In September 2016, Mr. Berger re-joined CNH Industrial in the role of Chief Technical Officer, Agricultural Equipment Products. Alan Berger holds an MBA from J.L Kellogg Graduate School of Management, Northwestern University, Illinois, USA; together with a Bachelor of Science in Electrical Engineering, Computer Engineering, and Applied Mathematics and a Master’s of Science in Electrical Engineering, both from Carnegie Mellon University Pittsburgh, USA. He holds 21 U.S. patents.

•	Luc Billiet, President, Parts & Service

Luc Billiet assumed the role of President of Parts & Service in February 2015. Mr. Billiet was born in Belgium and holds a degree in Business Administration from the Catholic University of Leuven in Belgium. He began his career with Volkswagen in Brussels, Belgium, where he spent 19 years in many positions related to Supply Chain. During this period he had the opportunity to work for four years in Germany and for six years in Brazil. His last role in Brazil, before moving to Fiat in Italy, was as Managing Director Parts and Accessories LATAM. Mr. Billiet joined Fiat in 2005 with responsibility for Logistics for the Car and Light Commercial Vehicles sector. Three years later he joined CNH, where he served as Head of Supply Chain Management and after two years, Head of Precision Solutions & Telematics, Training Services and Network Development. He moved to FCA Group in 2013 as Head of Supply Chain for the EMEA region, a role he also held for the LATAM region from 2014. In February 2015, Mr. Billiet was appointed President of CNH Industrial’s Precision Solutions & Telematics organization, a position he held until July 2016.

•	Sergio Carpentiere, Chief Purchasing Officer

Sergio Carpentiere assumed the role of Chief Purchasing Officer for CNH Industrial in June 2015. He joined Fiat Group in 1996 in the Sales & Marketing area as after sales services area manager. Between 1998 and 2000, he was a Quality Specialist in the prototype area of Fiat Auto. From 2000, Mr. Carpentiere started his career in the JV GM-Fiat Worldwide Purchasing as a Senior Buyer then as a Purchasing Platform Manager and finally as a Metallic Commodity Manager. In 2005, he joined Fiat Powertrain Technologies S.p.A. starting as Global Commodity Director in the Purchasing function and then, in 2008 as Business Development Manager responsible for the NAFTA region. In 2009, at the beginning of the alliance with Chrysler, he assumed the role of Project Manager within Fiat Group Purchasing responsible for the integration between Fiat and Chrysler Purchasing activities. Mr. Carpentiere became Chief Purchasing Officer for Ferrari managing both road car and racing activities in 2011. He was subsequently appointed Head of EMEA Region Purchasing Powertrain for FCA in March 2015. Mr. Carpentiere earned a degree in Electronic Engineering from the University of Pisa.

•	Massimiliano (Max) Chiara, Chief Financial Officer and Chief Sustainability Officer

Massimiliano (Max) Chiara was appointed Chief Financial Officer of CNH Industrial N.V. in August 2013 and assumed the role of Chief Sustainability Officer in June 2016. In addition, in December 2017, the CFO role was expanded to include Business Development. He previously served as Chief Financial Officer and Head of Business Development for Fiat Chrysler in Latin America since January 2013. From 2011 to 2012 he served as Vice President Finance in the position of Head of Financial Planning and Analysis and Business Development Finance for Fiat Chrysler. Previously he held various positions with Chrysler Group LLC including Controller for the Fiat, Chrysler and Dodge Brands, Marketing Controller and Head of Financial Planning and Analysis, a position he held since he joined Chrysler Group LLC in 2009. Previously he held the position of Director of Business Development Finance for Fiat Powertrain SpA. Prior to that, he was Director of Financial Operations and Director of Global Treasury for Teksid Aluminum. Previously, and since 1993 Mr. Chiara held various managerial roles at PricewaterhouseCoopers, R. Bosch SpA, Wuerth Group and was a M&A financial analyst with Dresdner Kleinwort Benson. Mr. Chiara graduated Cum Laude from the Luigi Bocconi University in Milan (Italy), with a degree in Business Administration, and has a CEMS Master’s degree in International Management from the Bocconi University and the University of Cologne (Germany). Mr. Chiara held the position of Chairman of the Italian Association of Corporate Treasurers (AITI) for the years 2004-2007.

•	Vilmar Fistarol, Chief Operating Officer-LATAM

Vilmar Fistarol assumed the role of Chief Operating Officer of the LATAM region for CNH Industrial in 2013. Prior to this, Mr. Fistarol was appointed Head of Group Purchasing for Fiat Chrysler and named a member of the Fiat Chrysler Group Executive Council (GEC) on September 1, 2011. Mr. Fistarol was appointed Director of Human Resources with Fiat Group Automobiles Latin America in June 2010. Concurrently, he was appointed Executive Vice President of Fiat Group Automobiles Argentina. Prior to this role, he was President and CEO of Teksid (Fiat Group Foundry NAFTA and Mercosul) from January 2008. From 2005 to 2007, he was Vice President of Purchasing for Fiat in Latin America. From 2001 to 2005, during the joint venture GM-Fiat WW Purchasing, he was the Vice President for Purchasing Operations Fiat Latin America and Vice President of Powertrain and Metallic Purchasing for Latin America, Africa and Middle East. From 1991 to 2001, he served in various roles within Purchasing including Director of Fiat Auto Argentina Purchasing, Purchasing Director of Fiat Auto Metallic Italy and Director of Purchasing for GM-Fiat Powertrain Europe. Mr. Fistarol worked in various roles for Agrale from 1981 to 1991 and for the Metallurgical Division of Abramo Eberle-casting from 1978 to 1980. He trained in metallurgy at the Technical School Tupy- SC, and graduated in Business Administration at the University of Caxias do Sul, in addition to obtaining an MBA in FDC/Kellogg School of Management in the U.S. and an MBA in FDC/INSEAD in France. Mr. Fistarol was President of Brazil SAE (Society of Automotive Engineers) in 2007-2008 and still serves as a member of the Advisory Board.

•	Carl Gustaf Göransson, Brand President, Case Construction Equipment and New Holland Construction Equipment

Carl Gustaf Göransson assumed the role of Brand President, Case Construction Equipment and New Holland Construction in September 2016. He has some 25 years of experience in the construction equipment industry, much of which he has gained through roles of increasing importance within Volvo Construction Equipment and most recently Cargotec Corporation. Mr. Göransson started his career in 1993 at Volvo Construction Equipment as Area Manager Product Marketing for Volvo Articulated Haulers. Following a series of European Market responsibilities of increasing importance, in 1999 Mr. Göransson was appointed European Project Manager for Excavator Projects. From 2004 – 2006 he served as Vice President Articulated Haulers Europe, following which he was nominated Vice President of Sales Business Development Europe. In 2007 he was named President, Europe Central Construction Equipment. In 2013 Mr. Göransson was appointed Senior Vice President Sales, Markets and Services at Cargotec Corporation for the Hiab brand. From 2016 – 2017, Mr. Göransson also served as President, Construction Equipment Products Segment for CNH Industrial. Mr. Göransson holds a degree in Marketing and Business Administration from Eductus IHM Business School, Växjö, Sweden, and an officers degree from the Swedish Officers Academy School, Halmstad, Sweden.

•	Oddone Incisa, President, Financial Services

Oddone Incisa della Rocchetta, is the President of CNH Industrial Financial Services, and prior to joining CNH Industrial in his current position, Mr. Incisa had been CEO and General Manager of FGA Capital (now FCA Bank) since March 2011. Mr. Incisa started his professional career with the Fiat Group in the finance team of Fiat Bank in Germany in 1997. He spent four years with this team and ultimately became Head of Control and Treasury. In 2001, he moved to Brazil and was the CFO of Banco Fiat for two years. Mr. Incisa then moved to Turin, Italy in 2003 as the Head of Financial Planning & Analysis for Fidis Retail and FGA Capital. In 2008, he moved to Racine, Wisconsin as the CFO for CNH Capital. He was born in Italy and holds degrees in Economics, cum laude, from the University of Turin and a Master’s degree in Management from ESCP-Europe (formerly, EAP) Paris, Oxford and Berlin.

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

Linda I. Knoll is Chief Human Resource Officer (CHRO) for CNH Industrial N.V. and is a member of its Group Executive Council (GEC). She is responsible for providing leadership and companywide direction for the Human Resources function, including organizational development, talent management, compensation and benefits, employee relations, union negotiations and compliance and staffing. Since September 2011, Ms. Knoll has concurrently held the same CHRO and GEC positions at Fiat Chrysler Automobiles N.V. Ms. Knoll honed her career in CNH Industrial predecessor companies through numerous operational roles, accumulating a wealth of relevant industry experience spanning more than 20 years. This ultimately culminated in a variety of leadership appointments, including Vice President and General Manager of the Crop Production Global Product Line, Vice President North America Agricultural Industrial Operations, Executive Vice President Agricultural Product Development, President Parts and Service (ad interim) and Executive Vice President Worldwide Agricultural Manufacturing, where she was responsible for overseeing twenty-two factories in ten countries around the world. Prior to joining CNH Industrial in 1994, Ms. Knoll spent eleven years with the Land Systems Division of General Dynamics Corporation. Ms. Knoll holds a Bachelor of Science Degree in Business Administration from Central Michigan University and is a past board member of the National Association of Manufacturers (NAM). In May 2014, Ms. Knoll was elected to the Board of Directors of Schneider Electric SE, a European multinational corporation that specializes in energy management and automation solutions spanning hardware, software and services. She serves as a member of Schneider Electric’s Governance and Remunerations Committee and as Chairperson of its Human Resources and Sustainability Committee.

•	Pierre Lahutte, Brand President, IVECO

Pierre Lahutte assumed the role of IVECO Brand President in June 2014. He has 20 years of experience in the Agricultural Equipment and Truck & Bus industries, much of which he has gained through roles of increasing responsibility within New Holland, CNH and IVECO. Mr. Lahutte started his career in 1997 in New Holland NV joining a Graduate Training program with three successive postings at the Jesi plant in Italy, at the North American Commercial Training Center in New Holland, Pennsylvania and finally at the Latin American Combine Harvesters Sales & Marketing operations in Curitiba, Brazil. From 1999-2001 he was Product Manager for New Holland Handling Equipment for Western Europe based at Basildon, UK. From 2002-2005 he was Marketing and Logistics Manager for the New Holland Agriculture and Case IH brands in Spain and Portugal, then continued his international career, becoming Business Manager for New Holland Agriculture and Case IH in AME and Japan. From 2006-2007 he served as Business Director for New Holland Agriculture and Case IH/Steyr in the Benelux markets, then he moved to the global role of Director of Product Management for Tractors and Telehandlers for New Holland Agriculture in 2008-2010, subsequently he also assumed responsibility for brand communications. In 2011 he was appointed Marketing Director for the International Region of CNH. In 2012, he then moved to IVECO where he became Vice President of Irisbus in charge of the global Bus business. Mr. Lahutte holds a Tank Officer degree from the French Armored Cavalry School in Saumur, a Masters in Marketing and Technology Management from the Rouen Business School, France and a MBA from the UMASS ISENBERG School of Management, Amherst, USA. He speaks seven languages acquired during the course of his international career. Since 2014, Mr. Lahutte has sat on the ACEA (European Automobile Manufacturers Association) Board.

•	Carlo Lambro, Brand President, New Holland Agricultural Equipment

Carlo Lambro was appointed Vice President New Holland Agriculture EMEA in January 2013. In September 2013 he became Brand President of New Holland Agricultural Equipment, and also joined the Group Executive Council of CNH Industrial. Mr. Lambro joined the New Holland Agriculture brand more than 25 years ago. Throughout his career he gained extensive, commercial experience in Europe, Middle East, Africa and Asia. As such, he was appointed as Sales Manager New Holland Brand Portugal in 1993. In 1994, he assumed commercial responsibility for all Eastern Europe countries and became Business Director for CIS area, China and Far East in 1999. One year later he was appointed Business Director for Russia and CIS, with responsibility for all agricultural brands within the Fiat Group. In 2004, Mr. Lambro was appointed General Manager of Shanghai New Holland Agriculture Machine Corporation in addition to his responsibilities as CNH Country Manager for China. Mr. Lambro was appointed Business Director New Holland Agriculture for Italy in 2006 and one year later he was appointed Business Director New Holland Agriculture Europe. Mr. Lambro holds a Master degree of Agrarian Sciences from the University of Bologna.

•	Leandro Lecheta, Chief Operating Officer-NAFTA

Leandro Lecheta assumed the role of Chief Operating Officer NAFTA region in December 2017. He has some 25 years of experience in administration, operations and finance, which he has gained through roles of increasing importance in international business. Mr. Lecheta started his career in the consultancy and public accounting sector with positions in Deloitte and Arthur Andersen. In 2005 he was appointed Chief Financial Officer for the LATAM region for Alltech Animal Nutrition. In 2007 he joined CNH where he served as Chief Financial Officer for the LATAM region, a position he held until 2010 upon his appointment as Vice President of Finance for the Case IH brand, based in Racine, USA. In 2013 Mr. Lecheta was nominated Chief Financial Officer for the NAFTA region, and subsequently became Head of Global Sales and Operations Planning for CNH Industrial in 2014. Leandro Lecheta holds degrees in Business Administration from the Federal University of Parana, Brazil and in Accounting from Tuiuti University, Brazil. Mr. Lecheta is also a member of the Board of Directors of CNH de Mexico.

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

Stefano Pampalone assumed the role of Chief Operating Officer APAC (Asia and Pacific) region for CNH Industrial in September 2013. Since joining CNH in 1998, Mr. Pampalone’s career has been focused on international assignments. In 2001, after gaining commercial experience in parts and whole goods in Poland, India, Africa and the Middle East, he was appointed Business Manager Southern Africa and Iran for all Fiat Group Agricultural Brands. In 2004 he became Marketing Director for Agricultural Equipment in Asia, Africa and the Middle East. From 2006 to 2007 he first served as

Business Director for the CNH Agricultural Business in Italy, and subsequently held the position of Business Director Africa & Middle East. In 2009 he was appointed General Manager of the Agricultural and Construction Equipment Business in India and Pakistan. From February 2013, he held the role of General Manager for CNH in India, South East Asia and Japan, before assuming responsibility for the entire APAC region. Mr. Pampalone holds a degree in Engineering from the University of Trieste, Italy and an MBA from Profingest of Bologna, Italy.

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

Annalisa Stupenengo assumed the roles of Brand President FPT Industrial and President, Powertrain Products Segment in June 2015. Ms. Stupenengo has extensive international experience in the Powertrain sector that she gained through roles of increasing importance and scope within the CNH Industrial and FCA groups. Ms. Stupenengo started her career in 1996 in the Sales & Marketing area of Fiat Group. In 2000, after leading a cost reduction task force and being the CEO assistant in Morocco, she moved to the GM Fiat Worldwide Purchasing joint venture. Following this, she assumed the role of Purchasing Platform Manager and was responsible for an international team based in Sweden and Italy. From 2003 to 2005 she managed the electrical and electronic components division, a position she also held for FGA Company Purchasing until 2006, when she was appointed Global Commodity Purchasing Director and created the new Powertrain Purchasing department in Fiat Powertrain Technologies SpA. In 2008 Ms. Stupenengo became Powertrain System Commodity Director at Fiat Group Purchasing and, in July of the same year, she was appointed Vice President of the Electrical Commodity & FPT Sector with global responsibility. Subsequently, she was appointed Senior Vice President of Purchasing at CNH, with joint responsibility for Mechanical Commodity at Fiat Group Purchasing. In January 2013 she became Head of Group Purchasing EMEA Region for Fiat Chrysler and Chief Purchasing Officer for CNH Industrial. Ms. Stupenengo has been a member of the CNH Industrial Group Executive Council (GEC) since September 2013 and in December 2015 she joined the Board of Directors at Welltec International ApS. Ms. Stupenengo earned a degree in Management Engineering from the Polytechnic University of Turin.

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

B. Compensation

Remuneration Report

The quality of our leadership and their commitment to the Company are fundamental to our success. Our compensation philosophy supports our business strategy and growth objectives in a diverse and evolving global market. Our Remuneration Policy is designed to competitively reward the achievement of long-term sustainable performance goals and to attract, motivate and retain highly qualified senior executives who are committed to performing their roles in the long-term interest of our shareholders and other stakeholders. Given the changing international standards regarding appropriate remuneration, a variety of factors have been taken into consideration, such as the complexity of functions, the scope of responsibilities, the alignment of risks and rewards, national and international legislation and the long-term objectives of the Company and its shareholders. In addition, in formulating the Remuneration Policy, the Board took into consideration the aspects set forth in best practice 3.1.2 of the DCGC.

Remuneration Policy Available on our Website

The Compensation Committee of the Board of Directors (“Compensation Committee”) provides to the Non-Executive Directors of the Board its recommendation for total compensation of the Executive Directors. It does so in accordance with the Company’s Remuneration Policy. The Non-Executive Directors approve all Executive Directors’ compensation terms and conditions based on the Remuneration Policy as aligned with Dutch law and the Dutch Corporate Governance Code.

At the 2014 Annual General Meeting of Shareholders (“AGM”), our shareholders approved the Company’s Remuneration Policy. At the 2017 AGM, our shareholders approved an amendment to the Remuneration Policy pursuant to which all fees payable to Non-Executive Directors will be paid in cash. A copy of the amended Remuneration Policy is available on the Company’s website, www.cnhindustrial.com.

The Compensation Committee reviews the Remuneration Policy and its implementation annually. The Committee found no need to recommend adjustments to the Remuneration Policy at the 2018 Annual General Meeting of shareholders.

Financial Year 2017 – Select Business Highlights

The basic foundation of CNH Industrial’s Remuneration Policy is payment for performance. The following table highlights key 2017 achievements.

Financial Highlights	Strategic Developments and Initiatives

•Standard & Poor’s Global Ratings raised the credit ratings of both CNH Industrial N.V. and CNH Industrial Capital LLC to “investment grade”, with stable outlook

•Fitch Ratings initiated coverage of CNH Industrial at “BBB-” (investment grade)

•New Holland Agriculture unveiled a methane powered concept tractor, investing in sustainable farming for the future

•Case IH launched the Steiger and Quadtrac series tractors with the latest innovation, the new CVX Drive transmission. This new feature raises the standard for power, performance and productivity on a global level

•     Generated $669 million in adjusted net income(1), an increase of 39% vs 2016

•Company revenue up 10% year-over-year, with improved operating margins of 5.8% (versus 5.5% in 2016), demonstrating that our results are not solely driven by the increase in product shipments but also benefitting from better product quality as a result of our continuous improvement efforts in product development and World Class Manufacturing

•Generated net industrial cash flow of $1,289 million, a 23% increase year-over-year

•CASE launched a new excavator for North American and European markets, CX145D SR and the CASE CX7500 excavator won awards for the best total cost of ownership

•Powertrain’s strong performance in 2017 reflects the profitability of a well-balanced portfolio of engine applications:

•Net sales increased 18% in the full year 2017 compared to 2016 due to higher volumes. Sales to external customers accounted for 48% of total net sales

•Full year 2017 operating profit was $362 million, a $130 million increase compared to 2016, with an operating margin of 8.3%, up 2.0 p.p. compared to 2016

•IVECO launched the Daily Blue Power range, winning the International Van of the Year 2018. The “green” transport design permits unlimited access even in town centers

•IVECO BUS Crossway LE won the 2017 International Bus and Coach competition

•IVECO Tourys won the 2017 International Minibus of the year

•Ranked second in Total Shareholder Return (TSR) relative to seven key industry peers across all of our industries	•FPT Industrial presented the new cursor 13NG, the most powerful on-road natural gas engine of all time

•Lower interest expenses due to high coupon debt roll-off / early repayment

•Achieved positive results while continuing to invest in Research and Development to continue to develop our product pipeline for demand changes in our markets. R&D spending increased 11% year-over-year

•Confirmed Industry Leader for the seventh consecutive year by the Dow Jones Sustainability Indices

•Important milestone earned in quality and process improvement with first gold medal World Class Manufacturing (WCM) achievement for the Company at our Madrid Spain plant. Additionally, 15 silver and 23 bronze medaling plants by the end of 2017

(1)

Adjusted Net Income is defined as Net Income less restructuring charges and non-recurring items, after tax, derived from financial information prepared in accordance with U.S. GAAP. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of ongoing operational activities.

Continued effective management of our businesses through challenging market cycles has positioned the Company to take full advantage of solid demand for our products and services. Both our LATAM and APAC regions saw substantial gains in 2017, driven mainly by Agricultural Equipment and Powertrain.

Notable accomplishments in 2017 include:

•	Exceeding profitability and cash flow expectations. FPT Industrial was the standout among our segments for the year, achieving a record profit since the creation of CNH Industrial;
•

Gaining investment grade credit ratings. The positive effects have already begun in 2017 as debt is being swapped out with lower available borrowing rates, a direct benefit of improved credit ratings that will continue with even more impact in 2018 and beyond;

•	Achieving the second highest relative Total Shareholder Return (TSR) versus seven key industry peers across all of our industries;
•

Establishing a culture of sustainability in all that we do and evidenced by the constant launch of innovative green solutions, such as the IVECO Daily Blue Power van and the New Holland Agriculture methane-powered concept tractor and highly powerful FPT Industrial engines with lower emissions and fuel consumption; and

•	Madrid plant achieved the Company’s first ever World Class Manufacturing (WCM) gold medal, accelerating similar pursuits of excellence throughout the Company.

Remuneration Principles

Our compensation approach is designed to provide a reward structure that allows CNH Industrial to attract and retain the most highly qualified executive talent and to motivate our executives to substantially contribute to business and financial goals that create value for shareholders and other stakeholders. CNH Industrial’s compensation philosophy, as set forth in the Remuneration Policy, aims to provide compensation to its Executive Directors, consistent with our core business and leadership values, as outlined below.

Alignment with CNH Industrial’s Strategy	• Compensation is strongly linked to the achievement of targets aligned with the Company’s publicly disclosed objectives.
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

Compensation Peer Group

In 2017, the Compensation Committee reviewed potential compensation peer companies, operating in similar industries and geographies with whom we are most likely to compete for talent at the executive level. The Compensation Committee strives to develop a compensation peer group that best reflects all aspects of CNH Industrial’s business and considers public listing, industry practices, geographic reach and revenue proximity. Market capitalization was considered a secondary characteristic. Our Company has few direct business competitors, which makes it difficult to create a compensation peer group based on industry, revenues or market capitalization alone. Additionally, notwithstanding CNH Industrial being a European headquartered company, evaluation against peer companies incorporated in only the European geographic region was believed to be artificial and inappropriate, in particular in light of being listed in both the New York and Milan stock exchanges. Accordingly, the compensation peer group for the Chief Executive Officer (“CEO”) and the Chairman includes a blend of U.S. S&P 500 industrial and non-U.S. global industrial companies with revenues greater than $10 billion as shown in the table below. A blend of both U.S. and non–U.S. companies for the compensation peer group is deemed necessary for meaningful comparisons to the relevant talent market for our executives.

The compensation peer group has changed from 2016, to exclude Komatsu, Ltd and Mitsubishi Heavy Industries, Ltd and to include AGCO Corporation. The removed companies were believed to have non-comparable compensation structures versus the other peers and have limited compensation disclosures available for meaningful and relevant peer group benchmarking. The attraction and retention of Executive Directors for CNH Industrial is not compromised with the exclusion of these firms. The addition of AGCO Corporation, although a firm with revenues under $10 billion, provides an additional industry peer in a relevant U.S. talent market.

Our compensation peer group is utilized to evaluate market-oriented targeted pay levels. The pay elements are designed to align actual pay levels with Company performance.

2017 Compensation Peer Group

U.S. Companies	Non-U.S. Companies
AGCO Corporation	AB Volvo
Caterpillar Inc.	Continental AG
Cummins Inc.	Man SE
Deere & Company
Honeywell International Inc.
Johnson Controls International
Magna International Inc.
Navistar International Corporation
PACCAR Inc.
United Technologies Corporation

Overview of Remuneration Elements

The Executive Directors’ remuneration consists of the following primary elements:

Remuneration Element	Description	Strategic Role
Base Salary	•Fixed cash compensation	•Attracts and rewards high performing executives via market competitive pay
Short-Term Variable

•     Based on achievement of annually predetermined performance objectives

•     Comprised of two equally weighted financial metrics: adjusted net income and net industrial cash flow

•     Target payout is 100% and maximum payout is 200% of base salary for both CEO and Chairman

•     Drives company-wide and individual performance

•     Rewards annual performance

•     Motivates executives to achieve performance objectives that are critical to our annual operating and strategic plans

•     Aligns executives’ and shareholder interests

Long-Term Variable	• Equity awards for creation of shareholder value •100% linked to Relative TSR versus 6 industry specific peer companies •Aligned with 2017-2019 business plan performance

•     Encourage executives to achieve long-term strategic and financial objectives

•     Motivates executives to deliver sustained long-term growth

•     Aligns executives’ and shareholder interests through long-term value creation

•     Enhance retention of key talent

Pension and Retirement Savings

•     CEO: Company sponsored retirement savings programs, available to all salaried employees

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

•     CEO: typical benefits such as a company car, medical insurance, accident insurance, and retiree healthcare benefits

•CEO and Chairman: legacy severance protection

•     CEO and Chairman: tax equalization

•Customary fringe benefits consistent with offerings of compensation peer group

2017 Target Direct Compensation Mix

The Compensation Committee believes that the Company’s Total Direct Compensation Mix aligns the interests of our Executive Directors with those of our shareholders. It is designed to reward our executives based on achievement of sustained financial and operating performance as well as demonstrated leadership. We support a shared, one-company mindset of performance and accountability to deliver on business objectives.

For 2017, no changes were made to any of the elements of compensation set forth above for either of the Executive Directors.

The total annual target compensation of the Executive Directors emphasizes pay for performance and long-term value creation. This is illustrated in the weighting of the Target Pay Mix below:

Executive Directors 2017 Realized Compensation

The narrative and chart below is intended to provide additional context for understanding the realized, or actual compensation received, in 2017 for the three primary components of pay. This narrative is intended to complement and not serve as a substitute for the amounts reported in the compensation tables and to provide a helpful comparison to the targeted pay mix illustrated in the charts above.

In 2017, the CEO’s realized compensation included $1.3 million in base compensation and $2.3 million in annual cash performance incentive paid in 2017 and $1.1 million in equity compensation from the exercise of legacy stock options during the year, totaling $4.7 million. The Chairman’s realized compensation included $1.6 million in base compensation, no annual cash performance incentive paid in 2017 and $6.0 million in equity compensation that vested during the year, totaling $7.6 million.

Under the 2014-2018 Company Performance LTI Plan, the CEO realized zero compensation in performance years 2014, 2015, 2016, or 2017. The LTI included in the CEO’s realized income in 2017 is attributable to the exercise of 483,468 legacy stock options, which he held until they were near expiration. Option price was $8.78.

The Chairman did not receive any annual cash incentive payments in 2014, 2015, 2016, or 2017.

Internal Pay Ratios

The Compensation Committee considered internal pay ratios within the Company and its affiliated enterprise, as provided for by the updated Dutch Corporate Governance Code. Multiple scenario analyses were developed comparing the pay of Executive Directors to the median CNH Industrial employee’s pay. Scenarios included Executive Director pay ratio reviews considering the following:

•	Base salary earned for 2017;
•	Cash bonus and any other cash incentives paid for performance year ending in 2017;
•	Non-monetary compensation and contributions into retirement programs during the year (as reported in the Summary Compensation Table); and
•	Share based compensation expense incurred during the year for the Executive Directors’ stock-based awards (in line with Dutch required disclosures in the Summary Compensation Table).

And alternatively for equity awards:

•	Grant date fair value (per accounting valuation) for any stock-based award granted in 2017, (the method defined under US proxy-reporting rules for 2017).

Based on initial survey data provided by an external consultant, the range of ratios utilizing the above components were determined to be consistent with the median among large US companies (over 50,000 employees).

Although the Company is not disclosing pay ratios for 2017 compensation because Dutch Code does not describe the methodology to determine and disclose of such ratios, it will continue to monitor the internal equity of the Executive Directors compensation per the new and still evolving guidance under the Dutch Corporate Governance Code.

Base Salary

The Company does not guarantee annual base salary increases for the Executive Directors. In 2017, the base salary of the Executive Directors did not increase relative to 2016. Being the only fixed component of our Executive Directors’ total cash compensation, base salary takes into consideration the executive’s skills, scope of job responsibilities, experience, and competitive market, and peer group pay comparisons as described above. The Company believes that paying our Executive Directors at or above these benchmarks is appropriate to retain them throughout the business cycle.

The base salary for both the CEO and the Chairman were approved in September 2013, with the formation of CNH Industrial N.V. No salary increases have since been implemented.

Variable Components

Our Executive Directors are eligible to receive variable compensation subject to the achievement of pre-established, challenging financial and other designated performance objectives and are approved by the Company’s Non-Executive Directors. The variable components of our Executive Directors’ remuneration, both the short and the long-term incentives, demonstrate our commitment to shareholders by using metrics that align with our business strategy of delivering exceptional operating performance and shareholder returns. The Non-Executive Directors believe that placing significantly more weight on the long-term component is appropriate to align the Executive Directors efforts on the Company’s long-term success.

As specified by Dutch Corporate Governance Code, scenario analyses are carried out annually to examine the relationship between the performance criteria chosen and the possible outcomes of variable remuneration of the Executive Directors. Such analysis was carried out for the 2017 financial year, and the Company found a strong link between remuneration and performance and concludes that the chosen performance criteria supports the Company’s strategic objectives and are appropriate under both the short-term and long-term incentive components of total remuneration.

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

Our Methodology for Determining Annual Bonus Awards

*

The individual performance and leadership assessment is applicable to the CEO but not the Chairman. The Chairman evaluates the CEO’s performance and leadership each year using a nine box matrix that correlates to the overall individual performance evaluation. This score aligns individual contribution with our long-held pay for performance philosophy and therefore can increase or decrease the bonus earned in a given performance year. The minimum factor is 10%; the maximum is 125%.

When determining the Executive Directors’ annual performance bonus, the Compensation Committee and the Non-Executive Directors:

•	approve the Executive Directors’ objectives and maximum allowable bonus;
•	select the choice and weighting of objectives;
•	set the stretch objectives;
•	review the performance delivered to determine the appropriate overall measurement of achievement of the objectives;
•	review the individual performance and leadership evaluation score of the CEO assessed by the Chairman; and
•	approve the final bonus determination.

For 2017, the Compensation Committee approved the same bonus plan design utilized in 2016. Two metrics, adjusted net income and net industrial cash flow, were equally weighted and the goals were set with challenging hurdles. Each objective pays out independently. There is no minimum bonus payout; if none of the threshold objectives are satisfied, there is no bonus payment.

The target incentive for the annual bonus program is 100% of base salary for both the CEO and the Chairman, linked to approved targets each year which are consistent with our public guidance to investors. To earn any incentive, the threshold performance must be at least 90% of the specific target established. To earn the maximum payout of 200% of target, actual results must be achieved at 150%

of the target performance, or greater, for both performance metrics. For the 2017 annual bonus program, threshold, target, and maximum percentage opportunities for our CEO and Chairman did not change compared with 2016.

CEO Annual Bonus

The bonus earned by the CEO for performance year 2017 was $2.5 million, as determined by the achievement of pre-determined objectives and corresponding company performance factors illustrated in the table below.

2017 Annual Bonus Program

2017 Performance Metric	Weight	Threshold ($ million)	Target ($ million)	Maximum ($ million)	Company Performance – Actual ($ million)	Company Performance Factor	Individual Performance & Leadership Multiplier
Adjusted Net Income	50%	518	575	863	669 (1)	132.7%
Net Industrial Cash Flow (2)	50%	270	300	450	1,289	200.0%
Overall Company Performance Factor:						166.3%
CEO’s Individual Performance and Leadership Assessment(3):							115%
(1)	2017 Adjusted Net Income as disclosed in the Company’s 2017 full year earnings release.
(2)	Net industrial cash flow is a non-GAAP measure and is defined as net income plus depreciation and amortization, plus changes in working capital and other provisions, less capital expenditures.
(3)

The individual performance and leadership assessment is a set factor vs. target bonus % for each of the nine possible combinations of individual performance (low, medium and high) and leadership (low, medium and high) under the Company’s defined performance management process. The factor of 1.15 is a set multiplier associated with the 2017 rating of high performance and medium leadership, as evaluated by the Chairman.

Chairman Annual Bonus

In consultation with the Chairman and the Compensation Committee, the Non-Executive Directors approved that no annual performance bonus would be paid to the Chairman for the 2017 financial year.

Discussion of 2017 Results

For the 2017 financial year, the bonus plan achievement for adjusted net income was $669 million and net industrial cash flow was $1,289 million. The adjusted net income result exceeded target. Net industrial cash flow achievement exceeded 150% of the set target, the upper limit for bonus determination.

Both financial objectives, when set, were deemed challenging and in line with external guidance to shareholders. Adjusted net income performance exceeded a target that exceeded 2016 results, illustrating the commitment of the Company and the Committee to rigorously review and consistently calibrate performance measures.

Long-Term Incentives

Long-term incentive compensation is a critical component of our Executive Directors’ compensation structure. This compensation component is designed to:

•	align the interests of our Executive Directors and other key contributors with the interests of our shareholders;
•	motivate the attainment of Company performance goals and reward sustained shareholder value creation; and
•	serve as an important attraction and long-term retention tool that management and the Compensation Committee use to strengthen loyalty to the Company.

Cyclical, Long-Term Nature of Our Business. Market demand for agricultural equipment, as well as for construction equipment, trucks, commercial vehicles, buses and specialty vehicles, is cyclical, and product life cycles are long, and thus so is the nature of CNH Industrial’s business. As long-term incentive compensation is one of the key mechanisms to motivate and reward managers, the Company seeks for this component to take into account the long-term, cyclical nature of the business.

2014-2018 Long Term Incentive Program

In 2014, in an effort to align the Company’s long-term incentive compensation with its long-term performance goals and shareholder interests, CNH Industrial implemented a long-term incentive program (“2014 LTIP”), consistent with the Company’s strategic planning horizon. The Company’s 2014 LTIP was comprised of a performance-based component, Performance Share Units

(PSUs), covering a five-year performance period, 2014-2018. The 2014 LTIP also contained a time-based component, Restricted Share Units (RSUs). The Company made one-time grants of PSUs and RSUs.

The grant to the Chief Executive Officer, under the 2014 LTIP, covered 2,955,000 PSUs and 0 RSUs. The Chairman did not receive PSUs, and his RSU grant had a longer five year vesting period than other participants. In determining the level and nature of the awards to the Chief Executive Officer and the Chairman, the Compensation Committee benchmarked against peers whose profile, operations, and business markets share similarities with the Company.

Market Downturn. Since the advent of the 2014 LTIP, there have been severe conditions in the global agriculture market. The agricultural industry is the key driver of demand for agricultural equipment, CNH Industrial’s largest business segment. As a result of the severe conditions in the agriculture market, there has been a prolonged, extremely challenging downturn in the market for agricultural equipment.

In response to this situation, the Company quickly realigned its operating structure to adapt to the circumstances, and has been able to remain profitable despite falling industry volumes. However, because of the effects of the downturn on the Company’s cumulative net income and relative TSR metrics, it became extremely unlikely that the 2014 LTIP’s PSU component would produce a payout. In light of these market conditions making it nearly impossible that the Company would achieve sufficient performance under either of the PSU performance metrics to earn a payout and serve the plan’s purpose, the Company terminated the 2014 LTIP with no payout.

2017-2019 Long Term Incentive Awards

In conjunction with terminating the 2014 LTIP, in order to restore the aim to attract, motivate and retain Executive Directors for the long-term, as well as to reward Executive Directors based on our future performance as reflected by the market price of CNH Industrial’s shares, and to foster a long-term link between Executive Directors’ interests and the interests of the Company and its shareholders, the Compensation Committee established a new 2017-2019 long-term incentive program (“2017 LTIP”). Under the 2017 LTIP, the Company made one-time grants of PSUs and RSUs. Under the 2017 LTIP, there is only a single primary metric, TSR relative to a group of peer companies. In this way, Executive Directors only receive a payout if shareholders also benefit, and the interests of Executive Directors and shareholders are aligned.

For the 2017 LTIP, the Compensation Committee made grants using the following vehicles:

Type of Long Term Incentive Vehicle	Proportion of Executive Director Long Term Incentive Grant	Vesting Cycle	Performance Metrics (Weighting)	Rationale for Use of Performance Metric
Performance Share Units (PSUs)	75%	Three year cliff vesting	1) 2017-2019 Relative TSR vs. 6 closest peers (100%)

Total shareholder return compared to the total shareholder returns of companies included in the peer group for the performance period; Indicator of creation of shareholder value relative to closest peer companies

			2) Investment Grade Credit Rating (30% reduction if not maintained)	Reflects overall financial health, leverage and earning power
Restricted Share Units (RSUs)	25%	Annually over three years	N/A	To encourage ownership and retention while immediately aligning Executive Directors' interests with those of our shareholders

The PSU performance measure was selected because (i) Relative TSR is an important measure for shareholders, (ii) it gives recipients a clear line of sight into how executing on operating measures drives the achievement of performance and earning awards. Maintaining investment grade credit rating incorporates a measure of the Company’s overall financial health and ability to incur debt, an important factor in capital-intensive businesses such as manufacturing equipment. If this condition is not maintained, any amount earned from the TSR metric is reduced by 30%.

The Compensation Committee utilizes RSUs to encourage ownership and retention while aligning Executive Directors' interests with those of our shareholders over the longer term. Vesting is subject to continued employment with the Company.

The Committee’s 2017 grant to the Chief Executive Officer consisted of 75% performance-based PSUs (1,650,000) and 25% time-based RSUs (550,000), a 25% reduction in the total number of shares covered versus the grant under the 2014 LTIP, but still 75% performance-based.

Upon accepting the awards granted under the new LTI program, the CEO irrevocably waives and releases any rights arising in respect of the 2,955,000 performance share units awarded under the prior LTIP.

With respect to the Chairman’s Retention Award granted in 2014, no change has been made. The fourth of five installments, consisting of 450,000 shares, vested on December 31, 2017. The Chairman does not participate in any part of the new 2017-2019 LTIP.

Earned PSU Calculation Methodology

The following table provides information on a composite group of peer companies. The peer group companies are similar in terms of industry, market capitalization and revenues.

Peer Company
AB Volvo
AGCO Corporation
Caterpillar Inc.
Cummins Inc.
Deere & Company
PACCAR Inc.

This peer group is used to evaluate Relative TSR of the Company over the applicable three year performance period and to determine the corresponding amount of PSUs earned. The payout opportunity is based on the Company’s ranking against the companies in the peer group as shown in the table below, and requires the Company to rank 2nd out of the seven companies to achieve the target payout, a high standard.

Equity Award Thresholds
Total Shareholder Return Ranking as Compared to Companies in the Peer Group	Payout Percentage of Target Equity Incentive Award
1st	130%
2nd	100%
3rd	80%
4th	50%
5th	25%
6th-7th	0%

Once the ranking of the Company’s TSR has been determined, the payout percentage is subject to the Company’s investment grade credit rating being maintained. An investment grade credit rating is defined as a credit rating of BBB- or higher by Standard & Poor’s or Baa3 or higher by Moody’s. If the Company’s investment grade credit rating is not maintained as of the end of the performance period, then there will be a 30% reduction in the number of PSUs earned.

As an indication of progress to date, for 2017, the first year of the three year 2017-2019 performance period, the Company ranked 2nd on TSR; however, only the cumulative three year result will determine the number of PSUs earned.

The Compensation Committee will approve the final TSR ranking and corresponding payout percentage, and will determine whether the credit rating modifier requires any reduction in the number of PSUs earned, and submits such results to the Board for its review and approval.

Pension and Retirement Savings

The CEO participates in the same Company sponsored retirement savings programs available to all salaried employees of CNH Industrial America LLC. Currently, there are no additional executive retirement benefit plans available to our CEO. For the Chairman, CNH Industrial N.V. pays social contribution fees mandatorily due under Swiss law and indemnifies Fiat Chrysler Automobiles N.V. (as the Chairman is the Chief Executive Officer of Fiat Chrysler Automobiles N.V.) for a fully vested retirement savings benefit equivalent to five times his fixed annual compensation at the time of retirement.

Other Benefits

We offer customary perquisites to our CEO and Chairman. The CEO is entitled to usual and customary fringe benefits such as a company car, medical insurance, accident insurance, and retiree healthcare benefits. Furthermore, in the event of an involuntary termination of employment other than for cause, both the CEO and Chairman are entitled to legacy contractual severance arrangements, which were granted at the time of their hiring from outside firms. The severance payment for the CEO is equal to eighteen months of base salary plus the annual bonus at target. For the Chairman, the severance payment is two times the prior year fixed plus variable compensation. The Compensation Committee may grant other benefits to the Executive Directors in particular circumstances such as tax equalization.

Tax Equalization

The Executive Directors, as a function of their global role in the Company, may be subject to tax on their employment income in multiple countries. As both the Chairman and CEO are subject to tax on their worldwide income in their respective home country, the Company engaged KPMG LLP to study the prevalent practice for handling incremental tax costs incurred by globally mobile executives. Based on that analysis, in 2015 the Non-Executive Directors decided to tax-equalize all of the employment earnings of the Executive Directors, including equity income, to their respective home country’s effective income tax and, if applicable, social contribution rates. The benefits are included in the Non-Monetary Compensation (Fringe Benefits) column in the remuneration table.

Stock Ownership

Our Board recognizes the critical role that executive stock ownership has in aligning the interests of management with those of shareholders. While we do not currently maintain a formal required stock ownership policy, as of the end of the 2017 financial year, our CEO’s stock holdings, when viewed as a multiple of his 2017 base salary, is in line with prevalent market practice. As of December 31, 2017, the CEO held a multiple of 5.3 of his base salary, using the closing year-end stock price of $13.40.

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

Remuneration for Non-Executive Directors

The remuneration of Non-Executive Directors is governed by the CNH Industrial N.V. Directors’ Compensation Plan, which was approved by the Company’s shareholders and is periodically reviewed by the Compensation Committee. The current remuneration for the Non-Executive Directors, which did not change from 2016, is shown in the table below.

Non-Executive Director Compensation	Total
Annual Cash Retainer	$125,000
Additional retainer for Audit Committee member	$25,000
Additional retainer for Audit Committee Chairman	$35,000
Additional retainer for member of other Board committees	$20,000
Additional retainer for Chairman of other Board committees	$25,000

At the Annual General Meeting of Shareholders on April 14, 2017, the Company’s shareholders approved a proposed amendment to the CNH Industrial N.V. Directors’ Compensation Plan. Pursuant to the amendment, implemented shortly after the annual general shareholders meeting, Non-Executive Directors would only be paid in cash, and would no longer have the option to elect to receive their annual retainer fee, committee membership, and committee chair fee payments (collectively, “Fees”) in the form of common shares or options to purchase common shares. Remuneration of Non-Executive Directors is fixed and not dependent on the Company’s financial results. Non-Executive Directors are not eligible for variable compensation and do not participate in any Company incentive plans.

Directors eligible to receive compensation under the CNH Industrial Directors’ Compensation Plan do not receive benefits upon termination of their service as directors.

Implementation of Remuneration Policy in 2017

The following table summarizes remuneration paid or awarded to Directors for the year ended December 31, 2017.

($ actual)	Office Held	In Office From/To	Salary / Annual Fee (cash)	Compensation / Annual Fee (Equity)(1)	Bonus and Other Incentives (Non-Equity)(2)	Non Monetary Compensation (Fringe Benefits)(3)	Pension & Similar Benefits(4)	Total Remuneration
Directors of CNH Industrial N.V.
MARCHIONNE Sergio	Chairman	01/01/2017—12/31/2017	$1,575,107	$2,234,687	$—	$322,200	$1,019,575	$5,151,569
TOBIN Richard	CEO	01/01/2017—12/31/2017	1,309,963	2,948,151	2,486,000	62,827	259,076	7,066,017
TAMMENOMS BAKKER Jacqueline	Director	01/01/2017—12/31/2017	145,000	—	—	—	18,504	163,504
GEROWIN Mina	Director	01/01/2017—12/31/2017	145,000	—	—	—	18,504	163,504
HEYWOOD Suzanne (5)	Director	01/01/2017—12/31/2017	170,000	—	—	—	—	170,000
HOULE Léo W.	Senior Non-Executive Director	01/01/2017—12/31/2017	170,000	—	—	—	1,979	171,979
KALANTZIS Peter	Director	01/01/2017—12/31/2017	170,000	—	—	—	—	170,000
LANAWAY John	Director	01/01/2017—12/31/2017	127,500	22,500	—	—	—	150,000
SCHEIBER Silke	Director	01/01/2017—12/31/2017	150,000	—	—	—	19,194	169,194
TABELLINI Guido	Director	01/01/2017—12/31/2017	145,000	—	—	—	—	145,000
THEURILLAT Jacques	Director	01/01/2017—12/31/2017	160,000	—	—	—	20,574	180,574
Total			$4,267,570	$5,205,338	$2,486,000	$385,027	$1,357,406	$13,701,341

(1)

For the CEO, new equity awards were granted concurrent with cancelation of prior PSUs, effective December 12, 2017. As shown in the table above, for the year ended December 31, 2017, the Company recognized a net share-based compensation expense of $2.9 million for the CEO and $2.2 million for the Chairman. During 2017, the CEO exercised 483,468 stock options realizing a gain of $1.1 million. The Chairman had 450,000 RSUs vest on December 31, 2017 with a fair market value of $6.0 million.

(2)

For the CEO, the amount reflects the bonus earned for the performance year 2017 which will be paid in 2018. The bonus paid in 2017 for the 2016 performance year was $2,311,000. The Chairman received no bonus for the performance years 2017 and 2016.

(3)

For the Chairman, the amount reflects tax equalization benefits related to earnings during the 2017 performance year. For the CEO, the amount includes the use of a company-provided car for personal purposes in the amount of $17,161, taxable group life insurance of $7,038, and tax equalization benefits in the amount of $38,628.

(4)	The amounts reflect pension, retirement and similar benefits set aside or accrued for Directors by CNH Industrial for the year ended December 31, 2017.
(5)	Ms. Heywood’s fees are paid to EXOR N.V., in accordance with EXOR’s policy regarding Director compensation for EXOR employees.

Effective September 20, 2013, 200,000 common shares were reserved for issuance under the CNH Industrial Directors’ Compensation Plan, as approved by shareholders. Upon the shareholders’ approval at the 2017 AGM, an amendment to the CNH Industrial Directors’ Compensation Plan no longer permits the use of shares for payment of the Non-Executive Directors’ Fees.

Refer to “Item 6.E: Share Ownership” for the stock option and share activity for the year ended December 31, 2017 under the CNH Industrial Directors’ Compensation Plan and the predecessor companies’ plans adopted by CNH Industrial pursuant to the Merger.

If, and to the extent, any changes are made to 2018 remuneration, such changes will be in line with the approved policy.

Executive Officers’ Compensation

The aggregate amount of compensation paid to or accrued for executive officers that held office during 2017 was approximately $20.2 million, including $2.4 million of pension and similar benefits paid or set aside by us. The aggregate amounts included those paid to or accrued for 18 executives at December 31, 2017.

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

Board of Directors

We have a one-tier management structure (i.e. management board that may be comprised of both members having responsibility for our day-to-day operations, who are referred to as “executive directors”, and members not having such responsibility, who are referred to as “non-executive directors”). Pursuant to our Articles of Association, the Board of Directors may have three or more members. At the AGM held on September 9, 2013, the number of the members of the Board of Directors was set at eleven. The current directors were elected at the last AGM on April 14, 2017. See “Item 6A. Directors, Senior Management and Employees” above. The term of office of the current Board of Directors will expire on April 13, 2018, the anticipated date of the Company’s next AGM at which shareholders will elect the Company’s directors for approximately a one-year term ending on the date of the AGM to be held in 2019. Each director may be re-elected at any subsequent general meeting of shareholders. None of our directors have service contracts with the Company (or any subsidiary) providing for benefits upon termination of employment as a director.

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

As of December 31, 2017, eight directors (representing a majority) qualified as independent for purposes of NYSE rules, Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Dutch Code.

On September 9, 2013 the Board of Directors of the Company appointed—with effect as of the closing of the Merger – the following internal committees: (i) an Audit Committee, (ii) a Governance and Sustainability Committee, and (iii) a Compensation Committee. On April 14, 2017, the Board of Directors appointed Mr. Léo Houle Senior Non-Executive Director for purposes of best practice provision 5.1.3, and in compliance with best practice provision 2.1.9, of the Dutch Code. The Senior Non-Executive Director is responsible for the proper functioning of the Board of Directors and its Committees. On certain key operational matters the Board of Directors is advised by the Group Executive Council (“GEC”). The GEC is an operational decision-making body that is responsible for reviewing the operating performance of the Company’s businesses and making decisions on certain operational matters.

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

The Governance and Sustainability Committee currently consists of Ms. Heywood (Chairperson), Ms. Gerowin, Mr. Houle and Ms. Tammenoms Bakker. The Governance and Sustainability Committee is elected by the Board of Directors, and is comprised of at least three Directors. No more than two members may be non-independent, and none of the members may be executive directors. The members of the Governance and Sustainability Committee are appointed for terms of up to two years.

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

D. Employees

Our business is, by its nature, labor intensive, and this is reflected in the high number of hourly employees we employ.

The following tables show the breakdown of the number of employees by segment and by region at December 31, 2017, 2016 and 2015:

(number)	2017	2016	2015
Agricultural Equipment	25,007	24,254	24,494
Construction Equipment	5,240	5,378	5,695
Commercial Vehicles	23,843	23,882	24,783
Powertrain	8,050	8,070	8,163
Financial Services	1,071	1,098	1,116
Other activities	145	146	140
Total	63,356	62,828	64,391

(number)	2017	2016	2015
EMEA	41,494	40,678	40,801
NAFTA	8,691	9,042	10,022
LATAM	8,150	8,298	8,812
APAC	5,021	4,810	4,756
Total	63,356	62,828	64,391

In the United States, unions represent a small portion of our production and maintenance employees. The collective bargaining agreement with the United Automobile, Aerospace and Agricultural Implement Workers of America, which represents approximately 780 of the hourly production and maintenance employees, continues through April 30, 2022. The collective bargaining agreement with the International Association of Machinists and Aerospace Workers, which represents approximately 420 of our employees in Fargo, North Dakota, expires in April 2018.

In Europe, most employees are covered by collective labor agreements (“CLAs”) stipulated either by a CNH Industrial subsidiary or by the employer association for the specific industry to which the CNH Industrial subsidiary belongs.

In Italy, the approximately 16,900 CNH Industrial employees are covered by the CLA that was renewed in 2015 and will expire at the end of 2018 and the approximately 380 CNH Industrial managers are covered by the CLA renewed in 2016 and expired at the end of 2017.

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

E. Share Ownership

The following table summarizes the number of CNH Industrial common shares owned by our directors and Group Executive Council members as of February 27, 2018:

(number)	Common Shares (1)	Special Voting Shares
CNH Industrial Directors owning CNH Industrial Common Shares at February 27, 2018
Sergio Marchionne	12,309,586	—
Richard Tobin	437,392	—
Mina Gerowin	2,208	—
Léo Houle	57,259	57,259
Peter Kalantzis	2,000	—
John Lanaway	37,286	—
Jacques Theurillat	18,422	—
CNH Industrial Group Executive Council owning CNH Industrial Common Shares at February 27, 2018
Luc Billiet	61,179	—
Sergio Carpentiere	6,651	—
Massimiliano Chiara	47,065	—
Vilmar Fistarol	23,133	—
Oddone Incisa	12,796	—
Linda I. Knoll	214,865	—
Carlo Lambro	10,000	—
Leandro Lecheta	14,862	—
Alessandro Nasi	281,073	—
Derek Neilson	176,386	—
William Pipe	4,003	—
Annalisa Stupenengo	10,720	—
Tom Verbaeten	15,694	—
(1)	No one member beneficially owns more than 1% of our common shares

The following table summarizes outstanding stock options held by CNH Industrial Directors as of December 31, 2017 under the CNH Industrial Directors’ Compensation Plan for Non-Executive Directors, the CNH Global Directors’ Compensation Plan (“CNH DCP”) for Non-Executive Directors and the CNH Global Equity Incentive Plan (“CNH EIP”) for Executive Directors. In connection with the Merger, CNH Industrial assumed the sponsorship of the CNH DCP and the CNH EIP on September 29, 2013.

Stock options for Non-Executive Directors expire upon the earlier of (i) ten years after the grant date; or (ii) six months after the date an individual ceases to be a director.

	Grant Date	Exercise Price	Gerowin	Houle (3)	Lanaway	Theurillat (2)	Tobin (1)	Total
Beginning Balance as of January 1, 2017
	03/30/2007	8.18	—	12,226	—	3,054	—	15,280
	06/30/2007	10.96	—	9,129	—	2,281	—	11,410
	09/28/2007	13.02	—	7,682	—	1,917	—	9,599
	12/27/2007	14.28	—	7,001	—	—	—	7,001
	03/19/2008	10.77	—	9,286	—	—	—	9,286
	06/17/2008	9.15	—	10,940	—	—	—	10,940
	04/29/2011	10.15	—	—	—	—	189,183	189,183
	09/28/2012	8.78	—	—	—	—	483,468	483,468
	12/28/2013	11.33	6,402	—	—	—	—	6,402
	03/28/2014	11.26	6,442	—	—	—	—	6,442
	06/26/2014	10.25	7,073	—	—	—	—	7,073
	09/24/2014	7.82	9,271	—	—	—	—	9,271
	12/28/2014	8.26	8,777	—	—	—	—	8,777
	4/14/2015	8.25	4,394	—	—	—	—	4,394
	7/13/2015	9.52	3,808	—	—	—	—	3,808
Beginning Total			46,167	56,264	—	7,252	672,651	782,334
– Vested/Not Exercised			46,167	56,264	—	7,252	672,651	782,334
– Not Vested			—	—	—	—	—	—

Options Exercised in 2017	3/30/2007	8.18	—	12,226	—	3,054	—	15,280
	6/30/2007	10.96	—	9,129	—	—	—	9,129
	6/17/2008	9.15	—	10,940	—	—	—	10,940
	9/28/2012	8.78	—	—	—	—	483,468	483,468
			—	32,295	—	3,054	483,468	518,817

Granted in 2017			—	—	—	—	—	—
			—	—	—	—	—	—

Options Expired in 2017	06/30/2007	10.96	—	—	—	2,281	—	2,281
	09/28/2007	13.02	—	7,682	—	1,917	—	9,599
	12/27/2007	14.28	—	7,001	—	—	—	7,001
	04/29/2011	10.15	—	—	—	—	189,183	189,183
			—	14,683	—	4,198	189,183	208,064
Ending Balance as of December 31, 2017
	03/30/2007	8.18	—	—	—	—	—	—
	06/30/2007	10.96	—	—	—	—	—	—
	09/28/2007	13.02	—	—	—	—	—	—
	12/27/2007	14.28	—	—	—	—	—	—
	03/19/2008	10.77	—	9,286	—	—	—	9,286
	06/17/2008	9.15	—	—	—	—	—	—
	04/29/2011	10.15	—	—	—	—	—	—
	09/28/2012	8.78	—	—	—	—	—	—
	12/28/2013	11.33	6,402	—	—	—	—	6,402
	03/28/2014	11.26	6,442	—	—	—	—	6,442
	06/26/2014	10.25	7,073	—	—	—	—	7,073
	09/24/2014	7.82	9,271	—	—	—	—	9,271
	12/28/2014	8.26	8,777	—	—	—	—	8,777
	4/14/2015	8.25	4,394	—	—	—	—	4,394
	7/13/2015	9.52	3,808	—	—	—	—	3,808
Closing Total			46,167	9,286	—	—	—	55,453
– Vested/Not Exercised			46,167	9,286	—	—	—	55,453
– Not Vested			—	—	—	—	—	—

(1)	On 6/6/2017, 6/7/2017 and 6/8/2017, Mr. Tobin exercised his options granted on 9/28/2012.
(2)	On 2/15/2017, Mr. Theurillat exercised his options granted on 3/30/2007.
(3)

On 2/6/2017, Mr. Houle exercised his options granted on 3/30/2007. On 6/9/2017, Mr. Houle exercised his options granted on 6/30/2007 and 6/17/2008. On 2/12/2018, Mr. Houle exercised his options granted on 3/19/2008.

The following table summarizes unvested performance share units held by Executive Directors as of December 31, 2017.

	Grant Date	Weighted Average Fair Market Value	Tobin	Marchionne	Total
Beginning Balance as of January 1, 2017
	6/9/2014	USD 9.52	2,955,000	—	2,955,000
Beginning Total			2,955,000	—	2,955,000

Granted in 2017	12/12/2017	USD 6.84	1,650,000	—	1,650,000
Vested in 2017			—	—	—
Cancelled in 2017	6/9/2014	USD 9.52	2,955,000	—	2,955,000

			1,650,000	—	1,650,000
Ending Balance as of December 31, 2017
	6/9/2014	USD 9.52	—	—	—
	12/12/2017	USD 6.84	1,650,000	—	1,650,000
Ending Total			1,650,000	—	1,650,000

The following table summarizes unvested restricted share units held by Executive Directors as of December 31, 2017:

	Note	Grant Date	Weighted Average Fair Market Value	Tobin	Marchionne	Total
Beginning Balance as of January 1, 2017
		06/09/2014	USD 10.41	—	900,000	900,000
Beginning Total				—	900,000	900,000

Granted in 2017		12/12/2017	USD 12.69	550,000	—	550,000

Vested in 2017	(1)	06/09/2014	USD 10.41	—	450,000	450,000
				—	450,000	450,000
Ending Balance as of December 31, 2017
		06/09/2014	USD 10.41	—	450,000	450,000
		12/12/2017	USD 12.69	550,000	—	550,000
Ending Total				550,000	450,000	1,000,000
(1)	The shares vested on December 31, 2017 and were exercised on February 20, 2018.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

As of January 31, 2018, our outstanding capital stock consisted of common shares and special voting shares, with each having a par value of €0.01 per share. As of January 31, 2018, there were 1,363,646,573 common shares and 388,904,190 special voting shares outstanding.

The following table sets forth information with respect to beneficial ownership of our common shares and special voting shares by persons known by us to beneficially own 3% or more of combined voting power as a result of their ownership of common shares and special voting shares as of January 31, 2018 based on publicly available information.

Name of Beneficial Owner	Number of Common Shares Owned		Percent of Common Shares (a)	Special Voting Shares (b)	Percent of Combined Voting Power (c)
EXOR N.V.	366,927,900		26.9%	366,927,900	41.9%
Harris Associates L.P.	185,027,203		13.6%	—	10.6%
BlackRock, Inc.	44,215,759	(d)	3.2%	—	2.5%

a)

There were 1,363,646,573 common shares outstanding as of January 31, 2018. The “Percent of Common Shares” was calculated by using the publicly disclosed number of beneficially owned shares as the numerator, respectively, and the number of the Company’s outstanding common shares as of January 31, 2018 as the denominator.

b)

Each special voting share is entitled to one vote therefore attributing, in effect, double voting rights to the common share to which it is associated. The special voting shares have only de minimis economic entitlements, in compliance with Dutch law. The special voting shares cannot be traded and are transferrable only in very limited circumstances together with the associated common shares.

c)

Combined voting power represents common shares and the special voting shares. The “Percent of Combined Voting Power” was calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by the shareholder and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of January 31, 2018. There were 1,752,550,763 common shares and special voting shares outstanding at January 31, 2018.

d)	The amount also includes potential holdings where BlackRock has a contractual right to indirectly acquire common shares potentially enabling the increase of common shares and voting rights.

As of January 31, 2018, EXOR N.V.’s voting power in CNH Industrial was approximately 41.9%. EXOR N.V., through its voting power, has the ability to significantly influence the decisions submitted to a vote of our shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness.

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

At January 31, 2018, there were 471 registered holders of our common stock in the United States, including 155 shareholders holding special voting shares. As of January 31, 2018, based on CNHI Industrial’s register and other sources available to us, approximately 123,100,000 common shares and 3,999,728 special voting shares were held in the United States.

B. Related Party Transactions

Our related parties are primarily EXOR N.V. and the companies belonging to the EXOR Group including FCA and its subsidiaries and affiliates and Ferrari N.V. and its subsidiaries and affiliates. As of January 31, 2018, EXOR N.V. holds approximately 41.9% of our voting power and has the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates which CNH Industrial has a significant influence over or that are jointly controlled. See “Note 20: Related Party Information” in the notes to our consolidated financial statements for the year ended December 31, 2017 for further information.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for a list of the financial statements filed with this annual report.

B. Significant Changes

On March 2, 2018, the Board of Directors recommended and proposed to the shareholders the payment of a dividend of €0.14 per common share, totaling approximately €191 million (equivalent to approximately $235 million, translated at the exchange rate reported by the European Central Bank on February 27, 2018). The proposal is subject to the approval of the Company’s shareholders at the AGM scheduled to be held on April 13, 2018.

Item 9.	The Offer and Listing

A. Offer and Listing Details

Our common shares trade on the NYSE under the symbol “CNHI” and the MTA under the symbol “CNHI.MI”. The following table provides the high and low closing prices of our common shares as reported on the NYSE and the MTA for each of the periods indicated:

Common Share Price

	NYSE (1)		MTA (1)
	High	Low	High	Low
	(USD)		(Euro)
Most recent six months:
February 2018	$15.50	$13.36	€12.48	€10.96
January 2018	$15.15	$13.55	€12.31	€11.17
December 2017	$13.60	$12.86	€11.39	€10.68
November 2017	$13.12	$12.53	€11.28	€10.60
October 2017	$12.70	$11.87	€10.97	€10.03
September 2017	$12.01	$11.22	€10.16	€9.39
Year ended December 31, 2017:
First Quarter	$9.87	$8.67	€9.24	€8.17
Second Quarter	$11.63	$9.47	€10.38	€8.83
Third Quarter	$12.01	$10.96	€10.53	€9.15
Fourth Quarter	$13.60	$11.87	€11.39	€10.03
Full Year	$13.60	$8.67	€11.39	€8.17
Year ended December 31, 2016:
First Quarter	$7.06	$5.76	€6.38	€5.17
Second Quarter	$7.89	$6.07	€6.92	€5.35
Third Quarter	$7.64	$6.36	€6.77	€5.70
Fourth Quarter	$9.15	$7.15	€8.48	€6.41
Full Year	$9.15	$5.76	€8.48	€5.17
Year ended December 31, 2015:	$9.64	$6.38	€8.67	€5.57
Year ended December 31, 2014:	$11.77	$7.46	€8.58	€5.91
(1)	Our common shares began trading on the NYSE and the MTA on September 30, 2013.

On February 27, 2018, the last reported sales price of our common shares as reported was $13.67 per share on the NYSE and €11.19 per share on the MTA.

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

On March 2, 2018, the Board of Directors recommended and proposed to the Company’s shareholders that a dividend, in the amount of €0.14 per share, be paid to the holders of our common shares.

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

At the AGM held on April 14, 2017, shareholders granted the Board of Directors the authority to acquire common shares in its own capital through stock exchange trading or otherwise. The Board’s authority to acquire common shares is limited to a maximum of up to 10% of the issued common shares on April 14, 2017 and subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA and NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) minus 10% (minimum price).

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

On June 5, 2017, the Company announced the renewal of its buy-back Program to repurchase up to $300 million in common shares. The renewed buy-back program implements the resolution adopted by the Company’s shareholders at the AGM held on April 14, 2017. The authorization granted is for a period of 18 months from the date of the AGM and, therefore, expires on October 13, 2018.

At the 2018 Annual General Meeting of Shareholders, the Board of Directors intends to recommend to the Company’s shareholders the renewal of the authorization to repurchase up to a maximum of 10% of the Company’s issued common shares. After such authorization and subject to general and market conditions, the Company intends to launch a buy-back program up to $700 million, representing an increase of $400 million versus the current program.

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

The focus of MAR is the prevention of any form of insider dealing (including attempted insider dealing and recommending or inducing another to engage in insider dealing), market manipulation (including attempted market manipulation), and unlawful disclosure of inside information (“Inside Information”).

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

At the AGM on April 15, 2016, shareholders authorized the Board to reduce the issued share capital of the Company, in accordance with article 8 of the Articles of Association and in compliance with applicable rules and regulations, by cancelling up to 80 million special voting shares held by the Company in treasury. On September 15, 2017, the Company implemented the resolution adopted by the Company’s shareholders at the AGM held on April 15, 2016 and cancelled 78,000,000 special voting shares held by the Company in treasury.

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

For a discussion of the Company’s equity plans, please see “Note 16: Share-Based Compensation” to our consolidated financial statements for the year ended December 31, 2017.

D. Exchange Controls.

There are no governmental laws, decrees, regulations or other legislation in the Netherlands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our common shares. There are no special restrictions in our Articles of Association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote the our common shares.

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

Credit Risk

Our credit concentration risk differs in relation to the activities carried out by the segments and sales markets in which we operate; in all cases, however, the risk is mitigated by the large number of counterparties and customers. Considered from a global point of view, however, there is a concentration of credit risk in trade receivables and receivables from financing activities, in particular dealer financing and finance leases in the European Union market and in North America, as well as in Latin America for the main segments.

Financial assets are recognized in the statement of financial position net of write-downs for the risk that counterparties may be unable to fulfill their contractual obligations, determined on the basis of the available information as to the creditworthiness of the customer and historical data.

The maximum credit risk to which we were theoretically exposed at December 31, 2017 is represented by the carrying amounts stated for financial assets in the statement of financial position and the nominal value of the guarantees provided on debt or commitments of third parties.

Dealers and final customers are subject to specific assessments of their creditworthiness under a detailed scoring system. In addition to carrying out this evaluation process, we may also obtain financial and non-financial guarantees for risks arising from credit granted for the sale of commercial vehicles, agricultural equipment and construction equipment. These guarantees are further secured, where possible, by retention of title clauses or specific guarantees on financed vehicle sales to the distribution network and on vehicles under finance leasing agreements.

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

Receivables for financing activities amounted to $19,842 million at December 31, 2017 ($18,662 million at December 31, 2016) containing balances totaling $583 million ($574 million at December 31, 2016) that have been written down. In addition, balances totaling $212 million ($250 million at December 31, 2016) were either past due or in nonaccrual status. In the event of installment payments, even if only one installment is overdue, the whole amount of the receivable is classified as such.

Trade receivables totaling $496 at December 31, 2017 ($623 million at December 31, 2016) contain balances totaling $109 million ($104 million at December 31, 2016) that have been written down.

Currency Risk

We are exposed to risk resulting from changes in exchange rates, which can affect our earnings and equity.

Where one of our subsidiaries incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the net income/(loss) of that company. In 2017, the total net trade flows exposed to currency risk amounted to the equivalent of 17% of our revenue (15% in 2016). The principal exchange rates to which we are exposed are the following:

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

Trade flows exposed to changes in these exchange rates in 2017 made up approximately 63% of the exposure to currency risk from trade transactions.

It is our policy to use derivative financial instruments to hedge a certain percentage, on average between 55% and 85%, of the forecasted trading transaction exchange risk exposure for the coming 12 months with additional flexibility to reach0% to 100% (including risk beyond that date where it is believed to be appropriate) and to hedge completely the exposure resulting from firm commitments.

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

Certain of our subsidiaries’ functional currency is different than the U.S. dollar, which is the Company’s reporting currency. The income statements of those subsidiaries are converted into U.S. dollars using the average exchange rate for the period, and while revenues and margins are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs, and the results reported in U.S. dollars.

The assets and liabilities of consolidated companies whose functional currency is different from the U.S. dollar may acquire converted values in U.S. dollars which differ as a function of the fluctuation in exchange rates.

We monitor our principal exposure to conversion exchange risk, although there was no specific hedging in place at December 31, 2017. There were no substantial changes in 2017 in the nature or structure of exposure to currency risk or in our hedging policies.

Sensitivity Analysis

The potential loss in fair value of derivative financial instruments held for currency risk management (currency swaps/forwards, currency options, interest rate and currency swaps) at December 31, 2017 resulting from a hypothetical change of 10% in the exchange rates amounts to approximately $466 million ($444 million at December 31, 2016). The valuation model for currency options assumes that market volatility at year-end remains unchanged.

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

The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2017, resulting from a hypothetical, unfavorable and instantaneous change of 10% in market interest rates, would have been approximately $36 million (approximately $34 million at December 31, 2016).

Floating rate financial instruments consist principally of cash and cash equivalents, wholesale receivables, debt, and ABS securities. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.

A hypothetical change of 10% in short-term interest rates at December 31, 2017, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have caused increased net expenses before taxes, on an annual basis, of approximately $7 million (approximately $1 million at December 31, 2016).

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

Sensitivity Analysis

In the event of a hypothetical change of 10% in the underlying raw materials prices, the potential loss in fair value of outstanding derivative financial instruments at December 31, 2017 linked to commodity prices would not have been significant (not significant at December 31, 2016).

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures
(a)	Disclosure Controls and Procedures

Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2017 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)	Changes in Internal Control

No change to our internal control over financial reporting occurred during the year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management believes that, as of December 31, 2017, the Company’s internal control over financial reporting was effective.

The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. That report is included herein.

(d)	Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CNH Industrial N.V.

Opinion on Internal Control Over Financial Reporting

We have audited CNH Industrial N.V.’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CNH Industrial N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of CNH Industrial N.V. and subsidiaries as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2017 and the related notes and our report dated March 2, 2018, expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young LLP

Chicago, Illinois

March 2, 2018

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that members of the audit committee, namely, Peter Kalantzis, John Lanaway, Silke Christina Scheiber, and Jacques Theurillat, are each an audit committee financial expert. All are independent directors under the NYSE standards.

Item 16B.	Code of Ethics

We have adopted a Code of Conduct which is applicable to all employees including our principal executive officer, principal financial officer and the principal accounting officer and controller. Our Code of Conduct is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act. Our Code of Conduct is posted on our website, www.cnhindustrial.com, and may be found as follows: from our main page, first click on “Governance” and then on “Code of Conduct.”

Item 16C.	Principal Accountant Fees and Services

Ernst & Young LLP, the member firms of Ernst & Young and their respective affiliates (collectively, the “Ernst & Young Entities”) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2017 and 2016. We incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2017 and 2016, respectively:

	2017	2016
Audit fees	$10,641,000	$10,590,000
Audit-related fees	1,684,000	2,848,000
Other fees	39,000	30,000
Total	$12,364,000	$13,468,000

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

Audit Committee’s Pre-Approval Policies and Procedures

Our Audit Committee nominates and engages our independent registered public accounting firm to audit our consolidated financial statements. Our Audit Committee has a policy requiring management to obtain the Audit Committee’s approval before engaging our independent registered public accounting firm to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee reviews and pre-approves (if appropriate) specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and any other services that may be performed by our independent registered public accounting firm. During the year ended December 31, 2017, all audit and non-audit services provided by our independent registered public accounting firm were pre-approved in accordance with such policies and procedures.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The following table reports purchases of equity securities by the Company during the year ended December 31, 2017.

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share (€)	Average Price Paid per Share ($)(2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs ($)
Jan 1 to Jan 31, 2017	—	€—	$—	—	$286,312,253
Feb 1 to Feb 28, 2017	—	€—	$—	—	$286,312,253
March 1 to March 31, 2017	—	€—	$—	—	$286,312,253
April 1 to April 30, 2017	—	€—	$—	—	$286,312,253
May 1 to May 31, 2017	—	€—	$—	—	$286,312,253
June 1 to June 30, 2017	1,470,297	€9.7664	€10.9807	1,470,297	$283,855,110
July 1 to July 31, 2017	—	€—	$—	—	$283,855,110
Aug 1 to Aug 31, 2017	1,139,444	€9.4337	€11.1518	1,139,444	$271,148,296
Sep 1 to Sep 30, 2017	—	€—	$—	—	$271,148,296
Oct 1 to Oct 31, 2017	—	€—	$—	—	$271,148,296
Nov 1 to Nov 30, 2017	700,000	€11.0067	$12.8614	700,000	$262,145,319
Dec 1 to Dec 31, 2017	—	€—	$—	—	$262,145,319
Total	3,309,741			3,309,741	$262,145,319
(1)

On June 5, 2017, the Company announced the renewal of its buy-back program to repurchase up to $300 million in common shares. The renewed buy-back program implements the resolution adopted by the Company’s shareholders at the annual general meeting of shareholders (“AGM”) held on April 14, 2017. The authorization granted is for a period of 18 months from the date of the AGM and, therefore, expires on October 13, 2018.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CNH Industrial N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CNH Industrial N.V. and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental information in Note 21 to the financial statements for “Industrial Activities” and “Financial Services” has been subjected to audit procedures performed in conjunction with the audit of CNH Industrial N.V.’s financial statements. Such information is the responsibility of the Company’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 2, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2014.

Chicago, Illinois

March 2, 2018

CNH INDUSTRIAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2017, 2016 and 2015

	2017	2016	2015
	(in millions)
Revenues
Net sales	$26,168	$23,669	$24,677
Finance and interest income	1,193	1,203	1,235
Total Revenues	$27,361	$24,872	$25,912
Costs and Expenses
Cost of goods sold	$21,621	$19,539	$20,357
Selling, general and administrative expenses	2,330	2,262	2,317
Research and development expenses	957	860	856
Restructuring expenses	93	44	84
Interest expense	942	1,028	1,106
Other, net	738	1,148	625
Total Costs and Expenses	$26,681	$24,881	$25,345
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	680	(9)	567
Income tax (expense)	(455)	(298)	(360)
Equity in income of unconsolidated subsidiaries and affiliates	88	58	41
Net income (loss)	313	(249)	248
Net income (loss) attributable to noncontrolling interests	18	3	(5)
Net income (loss) attributable to CNH Industrial N.V.	$295	$(252)	$253
Earnings (loss) per share attributable to common shareholders
Basic	$0.22	$(0.18)	$0.19
Diluted	$0.22	$(0.18)	$0.19

Cash dividends declared per common share	$0.118	$0.148	$0.214

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2017, 2016 and 2015

	2017	2016	2015
	(in millions)
Net income (loss)	$313	$(249)	$248
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on cash flow hedges	89	(91)	120
Changes in retirement plans’ funded status	86	(89)	158
Foreign currency translation	(401)	319	(359)
Share of other comprehensive income (loss) of entities using the equity method	32	(40)	(47)
Other comprehensive income (loss), net of tax	(194)	99	(128)
Comprehensive income (loss)	119	(150)	120
Less: Comprehensive income (loss) attributable to noncontrolling interests	16	6	(7)
Comprehensive income (loss) attributable to CNH Industrial N.V.	$103	$(156)	$127

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2017 and 2016

	December 31, 2017	December 31, 2016
	(in millions)
ASSETS
Cash and cash equivalents	$5,430	$5,017
Restricted cash	770	837
Trade receivables, net	496	623
Financing receivables, net	19,842	18,662
Inventories, net	6,280	5,609
Property, plant and equipment, net	7,003	6,397
Investments in unconsolidated subsidiaries and affiliates	561	487
Equipment under operating leases	1,845	1,907
Goodwill	2,472	2,449
Other intangible assets, net	792	787
Deferred tax assets	818	937
Derivative assets	77	95
Other assets	1,889	1,740
Total Assets	$48,275	$45,547
LIABILITIES AND EQUITY
Debt	$25,895	$25,276
Trade payables	6,060	5,185
Deferred tax liabilities	97	84
Pension, postretirement and other postemployment benefits	2,300	2,276
Derivative liabilities	98	249
Other liabilities	9,400	8,005
Total Liabilities	$43,850	$41,075
Redeemable noncontrolling interest	25	21
Common shares, € 0.01, par value; outstanding 1,363,592,506 common shares and 388,906,690 special voting shares in 2017; and outstanding 1,361,630,903 common shares and 412,268,203 special voting shares in 2016	25	25
Treasury stock, at cost - 807,690 shares in 2017 and 1,278,708 shares in 2016	(10)	(9)
Additional paid in capital	4,412	4,408
Retained earnings	1,921	1,787
Accumulated other comprehensive loss	(1,958)	(1,767)
Noncontrolling interests	10	7
Total Equity	$4,400	$4,451
Total Liabilities and Equity	$48,275	$45,547

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED BALANCE SHEETS — (Continued)

As of December 31, 2017 and 2016

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

	December 31, 2017	December 31, 2016
	(in millions)
Restricted cash	$734	$776
Financing receivables	10,404	10,263
Total Assets	$11,138	$11,039
Debt	$10,464	$10,418
Total Liabilities	$10,464	$10,418

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2017, 2016 and 2015

	2017	2016	2015
	(in millions)
Operating activities:
Net income (loss)	$313	$(249)	$248
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	725	716	699
Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	625	545	447
(Gain) loss from disposal of assets	27	4	(2)
Loss on repurchase of Notes	64	60
Undistributed income (loss) of unconsolidated subsidiaries	(39)	5	40
Other non-cash items	295	195	331
Changes in operating assets and liabilities:
Provisions	233	46	(48)
Deferred income taxes	122	65	119
Trade and financing receivables related to sales, net	(657)	(97)	279
Inventories, net	(213)	106	473
Trade payables	344	96	(161)
Other assets and liabilities	176	616	361
Net cash provided by operating activities	2,015	2,108	2,786
Investing activities:
Additions to retail receivables	(4,078)	(3,951)	(4,498)
Collections of retail receivables	4,384	4,569	5,146
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	17	12	11
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	850	660	726
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and assets sold under buy-back commitments	(492)	(503)	(656)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(1,743)	(1,631)	(1,851)
Other	130	(77)	174
Net cash used in investing activities	(932)	(921)	(948)
Financing activities:
Proceeds from long-term debt	15,896	12,629	9,927
Payments of long-term debt	(16,802)	(13,770)	(10,668)
Net increase (decrease) in other financial liabilities	54	(132)	96
Dividends paid	(168)	(207)	(297)
Other	(25)	(58)	23
Net cash used in financing activities	(1,045)	(1,538)	(919)
Effect of foreign exchange rate changes on cash and cash equivalents	375	(16)	(698)
Increase (decrease) in cash and cash equivalents	413	(367)	221
Cash and cash equivalents, beginning of year	5,017	5,384	5,163
Cash and cash equivalents, end of year	$5,430	$5,017	$5,384

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2017, 2016 and 2015

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2015	$25	$—	$4,342	$2,291	$(1,736)	$39	$4,961	$16
Net income (loss)	—	—	—	253	—	(12)	241	7
Other comprehensive loss, net of tax	—	—	—	—	(127)	(1)	(128)	—
Dividend paid	—	—	—	(291)	—	(1)	(292)	(5)
Share-based compensation expense	—	—	49	—	—	—	49	—
Issuance of common shares	—	—	8	—	—	16	24	—
Other changes	—	—	—	(12)	—	—	(12)	—
Balance, December 31, 2015	$25	$—	$4,399	$2,241	$(1,863)	$41	$4,843	$18
Net income (loss)	—	—	—	(252)	—	(5)	(257)	8
Other comprehensive income, net of tax	—	—	—	—	96	3	99	—
Dividend paid	—	—	—	(201)	—	(1)	(202)	(5)
Acquisition of treasury stock	—	(14)	—	—	—	—	(14)	—
Common shares issued from treasury stock for share-based compensation	—	5	(5)	—	—	—	—	—
Share-based compensation expense	—	—	3	—	—	—	3	—
Other changes	—	—	11	(1)	—	(31)	(21)	—
Balance, December 31, 2016	$25	$(9)	$4,408	$1,787	$(1,767)	$7	$4,451	$21
Net income	—	—	—	295	—	8	303	10
Other comprehensive loss, net of tax	—	—	—	—	(191)	(3)	(194)	—
Dividend paid	—	—	—	(161)	—	(1)	(162)	(6)
Acquisition of treasury stock	—	(38)	—	—	—	—	(38)	—
Common shares issued from treasury stock for share-based compensation	—	37	(8)	—	—	—	29	—
Share-based compensation expense	—	—	19	—	—	—	19	—
Other changes	—	—	(7)	—	—	(1)	(8)	—
Balance, December 31, 2017	$25	$(10)	$4,412	$1,921	$(1,958)	$10	$4,400	$25

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

There were no significant business combinations in 2016 or 2017.

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

Finance and interest income on retail and other notes receivables and finance leases is recorded using the effective yield method. Deferred costs on the origination of financing receivables are recognized as a reduction in finance revenue over the expected lives of the receivables using the effective yield method. Recognition of income on loans is suspended when management determines that collection of future income is not probable or when an account becomes 120 days delinquent, whichever occurs earlier. Interest accrual is resumed when and if the receivable becomes contractually current and collection becomes probable. Previously suspended income is recognized at that time. The Company applies cash received on nonaccrual financing receivables to first reduce any unrecognized interest and then the recorded investment and any other fees. Receivables are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Delinquency is reported on receivables greater than 30 days past due. Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is estimated that all amounts are deemed uncollectable.

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

Advertising

CNH Industrial expenses advertising costs as incurred. Advertising expense totaled $165 million, $145 million, and $155 million for the years ended December 31, 2017, 2016, and 2015, respectively.

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

Foreign Currency

Certain of CNH Industrial’s non-U.S. subsidiaries and affiliates maintain their books and accounting records using local currency as the functional currency. Assets and liabilities of these non-U.S. subsidiaries are translated into U.S. dollars at period-end exchange rates, and net exchange gains or losses resulting from such translation are included in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Income and expense accounts of these non-U.S. subsidiaries are translated at the average exchange rates for the period. Gains and losses from foreign currency transactions are included in net income in the period during which they arise. Net foreign currency transaction gains and losses are reflected in “Other, net” in the accompanying consolidated statement of operations and also include the cost of hedging instruments. For the years ended December 31, 2017, 2016 and 2015, the Company recorded a net loss of $78 million, a net gain of $50 million and a net loss of $581 million, respectively. Included in the net gain (loss) in 2017, 2016, and 2015 were the re-measurement charges of $5 million, $27 million, and $150 million, respectively, on the Venezuelan bolivar fuerte (“Bs.F., or “bolivars”) rate described below, as well as a charge of $21 million, $22 million and $40 million due to the devaluation of net monetary assets of Argentinian subsidiaries in 2017, 2016, and 2015. As described in Note 14: Financial Instruments, the Company uses hedging instruments to mitigate foreign currency risk. Net of gains realized on foreign currency hedging instruments, the Company recorded a loss of $140 million, $149 million and $289 million for the three years ended December 31, 2017, 2016 and 2015, respectively.

Venezuela Currency Regulations, Re-measurement and Deconsolidation

The functional currency of CNH Industrial’s Venezuelan operations is the U.S. dollar. At the end of each period, CNH Industrial re-measured its net monetary assets in Venezuela from the bolivar fuerte (“Bs.F.” or “bolivars”) to the U.S. dollar at the rate it believed was legally available to the Company.

In January 2014, the Venezuelan government enacted changes affecting the country’s currency exchange and other controls and established a new foreign currency administration, the National Center for Foreign Commerce (“CENCOEX”). CENCOEX assumed control of the sale and purchase of foreign currency in Venezuela and established the official exchange rate. Additionally, the government expanded the types of transactions that may be subject to the weekly auction mechanism under SICAD I. Also in 2014, the Venezuelan government announced that another floating rate exchange system (SICAD II) would be initiated. In February 2015, the Venezuelan government announced that the two previously used currency conversion mechanisms (SICAD I and SICAD II) had been merged into a single mechanism called SICAD and introduced a new open market exchange rate system, SIMADI. The changes created a three-tiered system.

In March 2016, the Venezuelan government devalued its currency and reduced its existing three-tiered system to a two-tiered system by eliminating the SICAD rate. The CENCOEX rate, which was the official rate available for purchases and sales of essential items, was changed to 10 bolivars per U.S. dollar from 6.3 and is now known as DIPRO. The Venezuelan government also announced that the SIMADI rate would be replaced by the DICOM rate, which is allowed to float freely and fluctuates based on supply and demand. As a result, management determined that the DICOM rate was the most appropriate legally available rate to re-measure the net monetary assets of CNH Industrial in Venezuela, except for those cases in which CNH Industrial had a legally enforceable right of obtaining U.S. dollars at a different predetermined exchange rate. The DICOM exchange rate used by CNH Industrial at December 31, 2016, was 673.76 bolivars per U.S. dollar, resulting in a re-measurement charge of $12 million in 2016. Furthermore, at December 31, 2016, following an assessment of the recoverability of a monetary asset for which CNH Industrial had a legally enforceable right of obtaining U.S. dollars at a different predetermined exchange rate, the Group re-measured that asset at the DICOM rate, resulting in a re-measurement charge of $15 million. Additionally, CNH Industrial assessed for impairment a non-monetary asset resulting in the recognition of an impairment charge of $19 million attributable to the currency devaluation, while the market value in local currency did not decrease. As a result, in December 2016, CNH Industrial recorded a non-recurring re-measurement and impairment charge for a total of $34 million in Financial income/(expenses).

During 2017, the economic and socio-political environment in Venezuela further deteriorated, significantly impacting the Company’s ability to make key operating decisions. In the fourth quarter of 2017, the further deterioration of conditions in the country and the persisting restrictive exchange control regulations, which prevent any payments out of the country, resulted in an other-than-temporary lack of exchangeability. Therefore, effective December 31, 2017, CNH Industrial determined that it no longer had the ability to control its Venezuelan operations. As a result, the Company recorded a non-cash pre- and after-tax charge of $92 million to impair and deconsolidate its operations in Venezuela and will begin reporting operating results under the cost method. The pretax charge includes the write-off of the Company’s investment in Venezuela, including properties and all inter-company balances. The charge also includes the reversal through income statement of foreign currency translation losses previously included in Accumulated other comprehensive income. CNH Industrial will no longer include the results of its Venezuelan operations in its Consolidated Financial Statements. If cash were to be received from the Venezuelan legal entities in future periods, income will be recognized. The Company expects the current economic conditions in Venezuela to continue and does not anticipate any payments to be made in the foreseeable future. CNH Industrial’s results of operations in Venezuela for the year ended December 31, 2017 and 2016 were immaterial as a percentage of both CNH Industrial’s net revenues and operating profit.

Subsequent to the deconsolidation under the voting interest consolidation model, the Company determined that the Venezuelan subsidiaries are considered to be variable interest entities. As the Company does not have the power to direct the activities that most significantly affect the Venezuelan subsidiaries' economic performance, the Company is not the primary beneficiary of the variable interest entities and therefore would not consolidate the entities. Due to the lack of ability to settle U.S. dollar obligations, the Company does not intend to sell into, nor purchase inventory from, the Venezuela entities at this time. Additionally, the Company has no remaining financial commitments to the Venezuelan subsidiaries and therefore believes the exposure to future losses is not material.

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

CNH Industrial paid interest of $896 million, $930 million, and $945 million for the years ended December 31, 2017, 2016, and 2015, respectively. For 2017 and 2016, the amount includes a charge of $64 million and $60 million in connection with the Company’s accelerated debt redemption strategy.

CNH Industrial paid taxes of $224 million, $104 million, and $345 million in 2017, 2016, and 2015, respectively.

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

Equipment on Operating Leases

Financial Services purchases leases and equipment from CNH Industrial dealers and other independent third parties that have leased equipment to retail customers under operating leases. Financial Services’ investment in operating leases is based on the purchase price paid for the equipment. Income from these operating leases is recognized over the term of the lease. The equipment is depreciated on a straight-line basis over the term of the lease to the estimated residual value at lease termination. Residual values are estimated at inception of the lease and are reviewed quarterly. Realization of the residual values is dependent on Financial Services’ future ability to re-market the equipment under then prevailing market conditions. Model changes and updates, as well as market strength and product acceptance, are monitored and adjustments are made to residual values in accordance with the significance of any such changes. Management believes that the estimated residual values are realizable. Expenditures for maintenance and repairs of the applicable equipment are the responsibility of the lessee.

Equipment returned to the Company upon termination of leases and held for subsequent sale or lease is recorded in inventory at the lower of net book value or estimated fair value of the equipment, less cost to sell, and is not depreciated.

Goodwill and Other Intangibles

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired. Goodwill and indefinite-lived intangible assets are reviewed for impairment at least annually. During 2017 and 2016, the Company performed its annual impairment review as of December 31 and concluded that there was no impairment in either year.

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

New Accounting Pronouncements

Adopted

Share-based Compensation

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The standard is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows, and forfeitures. The Company adopted ASU 2016-09 on a prospective basis as of January 1, 2017, which did not have a material impact on its consolidated financial statements.

Inventory

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”). This standard amends the subsequent measurement of inventory for all methods other than last-in, first-out (LIFO) or the retail inventory method to measure at the lower of cost and net realizable value (estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation) instead of the lower of cost and market. The Company adopted ASU 2015-11 on a prospective basis as of January 1, 2017, which did not have a material impact on its consolidated financial statements.

Goodwill Impairment

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test of Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 simplifies the subsequent measurement of goodwill by removing the second step of the two-step impairment test. The amendment requires an entity to perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The Company elected to early adopt ASU 2017-04 on a prospective basis as of January 1, 2017, which did not have a material impact on its consolidated financial statements.

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

The Company will adopt the new standard effective January 1, 2018 using the full retrospective approach. The preliminary impact of adopting the new standard on the net equity at January 1, 2016 (date of first time retrospective adoption of the new standard) is a reduction of approximately $0.1 billion and primarily relates to certain services (mainly maintenance and repair contracts, as well as extended warranty contracts) and certain other incentives provided by CNH Industrial to customers which require a different timing of recognition of revenues and margin. Furthermore, the adoption of the new standard will also result in changes in classification between net revenues and expenses, whose overall impact on total net revenues is not significant, as well as certain further changes in classification for certain assets and liabilities, whose overall impact on total assets and total liabilities is not significant.

As it relates to our supplemental information on segment reporting, based upon the provisions of ASC 606, we have determined that sales to dealers accompanied by “floor plan” agreements, under which the Company offers wholesale financing including “interest-free” financing for specified periods, includes two separate performance obligations. In particular, concurrent with the sale of the equipment/vehicle, our Industrial Activities companies offer to the dealer wholesale financing through loans extended by financial services companies (primarily our captive Financial Services). Industrial Activities compensates Financial Services for the cost of the “interest free” period. This cost has been determined to represent a cash sale incentive on the initial sale of the good (first performance obligation), and therefore it should be recognized as a reduction of net sales of Industrial Activities, and not as interest compensation to Financial Services in the Industrial Activities statement of operations, as presented historically. The second performance obligation consists of a credit facility by Financial Services to the dealer: the remuneration of this performance obligation is represented by the compensation received from Industrial Activities for the period of the “interest-free” financing, and by the interest charged to dealer for the remaining period. This remuneration is recognized over the period of the outstanding exposure, in line with the current accounting treatment. We do not anticipate these changes will result in any change in total revenues in the Consolidated Statement of Operations or in total operating income as the transactions between Industrial Activities and Financial Services are eliminated in consolidation. However, the new classification of the interest compensation to Financial Services will modify the allocation of total revenues between the amounts classified as Net sales (which includes only Net sales of Industrial Activities) and the Finance and Interest Income (which mainly includes income of Financial Services). Furthermore, after the adoption of ASC 606, the different classification of interest compensation to Financial Services will reduce the operating profit of Industrial Activities, but will not modify the total consolidated operating profit.

Compensation – Retirement Benefits

In March 2017, the FASB issued ASU 2017-07, Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“ASU 2017-07”). The amendments in this update require that an employer disaggregates the service cost component from the other components of net benefit cost, and classifies these other components outside from the operating results. The amendments also provide explicit guidance on how to present the service cost component and the other components of net benefit cost in the income statement and allow only the service cost component of net benefit cost to be eligible for capitalization. ASU 2017-07 is effective for annual reporting periods beginning after December 15, 2017, and the Company will adopt it retrospectively, starting from January 1, 2018. The impact of the adjustments on the Company’s net income, financial position, and cash flows is expected to be immaterial.

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

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which establishes ASC 326, Financial Instruments - Credit Losses. The ASU introduced a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. Additional disclosures about significant estimates and credit quality are also required. The ASU is effective for annual period beginning after December 15, 2019, with early adoption permitted for annual periods beginning after December 15, 2018. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

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

Statement of Cash Flows

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”) that changes the presentation of restricted cash and cash equivalents on the statement of cash flows. Restricted cash and restricted cash equivalents will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period amounts shown on the statement of cash flows. ASU 2016-18 is effective for annual reporting periods beginning after December 15, 2017, and early adoption is permitted. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

Derivatives and Hedging

In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities (“ASU 2017-12”), which amends ASC 815, Derivatives and Hedging. The purpose of this ASU is to better align a company’s risk management activities and financial reporting for hedging relationships, simplify the hedge accounting requirements and improve the disclosures of hedging arrangements. ASU 2017-12 is effective for fiscal years beginning after December 15, 2018, including interim periods within these years. Early adoption is permitted in any interim period or fiscal year before the effective date. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

Note 3: Receivables

Trade Receivables, net

As of December 31, 2017 and 2016, the Company had trade receivables of $496 million and $623 million, respectively. Trade receivables are shown net of allowances for doubtful accounts of $109 million and $104 million at December 31, 2017 and 2016 respectively. Trade accounts have significant concentrations of credit risk in the Agricultural Equipment, Construction Equipment and Commercial Vehicles segments. On a geographic basis, there is not a disproportionate concentration of credit risk in any area.

The Industrial Activities businesses sell a significant portion of their trade receivables to Financial Services and provide compensation to Financial Services at approximate market interest rates.

Financing Receivables, net

A summary of financing receivables included in the consolidated balance sheets as of December 31, 2017 and 2016 is as follows:

	2017	2016
	(in millions)
Retail	$9,725	$9,949
Wholesale	10,048	8,583
Other	69	130
Total	$19,842	$18,662
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

Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest free” period, Financial Services is compensated by Industrial Activities for the difference between market interest rates and the amount paid by the dealer. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until CNH Industrial receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. Interest rates are set based on market factors and based on Euribor or the equivalent financial market rate (e.g. FHBR, Finance House Base Rate for UK). CNH Industrial evaluates and assesses dealers on an ongoing basis as to their credit worthiness. CNH Industrial may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in 2017, 2016 or 2015 relating to the termination of dealer contracts.

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

Contractual maturities of financing receivables as of December 31, 2017 are as follows:

Amount
(in millions)
2018	$13,121
2019	2,523
2020	1,815
2021	1,273
2022	878
2023 and thereafter	232
Total	$19,842

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

The aging of financing receivables as of December 31, 2017 and 2016 is as follows (in millions):

	2017
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail
NAFTA	$26	$9	$—	$35	$6,671	$6,706	$25	$6,731
EMEA	3	4	4	11	261	272	—	272
LATAM	8	—	—	8	1,851	1,859	40	1,899
APAC	—	—	—	—	823	823	—	823
Total Retail	$37	$13	$4	$54	$9,606	$9,660	$65	$9,725
Wholesale
NAFTA	$—	$—	$—	$—	$3,692	$3,692	$41	$3,733
EMEA	23	12	4	39	5,061	5,100	9	5,109
LATAM	—	—	—	—	619	619	—	619
APAC	4	—	—	4	583	587	—	587
Total Wholesale	$27	$12	$4	$43	$9,955	$9,998	$50	$10,048

	2016
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail
NAFTA	$27	$—	$—	$27	$7,172	$7,199	$32	$7,231
EMEA	—	—	—	—	348	348	—	348
LATAM	14	—	—	14	1,662	1,676	73	1,749
APAC	1	—	—	1	620	621	—	621
Total Retail	$42	$—	$—	$42	$9,802	$9,844	$105	$9,949
Wholesale
NAFTA	$—	$—	$—	$—	$3,591	$3,591	$39	$3,630
EMEA	29	2	—	31	3,847	3,878	23	3,901
LATAM	—	—	—	—	594	594	2	596
APAC	2	—	6	8	448	456	—	456
Total Wholesale	$31	$2	$6	$39	$8,480	$8,519	$64	$8,583

Allowance for credit losses activity for the three years ended December 31, 2017, 2016 and 2015 is as follows (in millions):

	December 31, 2017
	Retail	Wholesale	Other	Total
Opening balance	$374	$200	$—	$574
Provision	72	11	—	83
Charge-offs, net of recoveries	(103)	(15)	—	(118)
Foreign currency translation and other	40	4	—	44
Ending balance	383	200	—	583
Ending balance: Individually evaluated for impairment	212	164	—	376
Ending balance: Collectively evaluated for impairment	171	36	—	207
Receivables:
Ending balance	9,725	10,048	69	19,842
Ending balance: Individually evaluated for impairment	347	540	—	887
Ending balance: Collectively evaluated for impairment	$9,378	$9,508	$69	$18,955

	December 31, 2016
	Retail	Wholesale	Other	Total
Opening balance	$394	$158	$—	$552
Provision	52	60	—	112
Charge-offs, net of recoveries	(82)	(14)	—	(96)
Foreign currency translation and other	10	(4)	—	6
Ending balance	374	200	—	574
Ending balance: Individually evaluated for impairment	179	149	—	328
Ending balance: Collectively evaluated for impairment	195	51	—	246
Receivables:
Ending balance	9,949	8,583	130	18,662
Ending balance: Individually evaluated for impairment	317	491	—	808
Ending balance: Collectively evaluated for impairment	$9,632	$8,092	$130	$17,854

	December 31, 2015
	Retail	Wholesale	Other	Total
Opening balance	$468	$182	$—	$650
Provision	81	27	—	108
Charge-offs, net of recoveries	(92)	(13)	—	(105)
Foreign currency translation and other	(63)	(38)	—	(101)
Ending balance	394	158	—	552
Ending balance: Individually evaluated for impairment	187	125	—	312
Ending balance: Collectively evaluated for impairment	207	33	—	240
Receivables:
Ending balance	10,344	8,611	46	19,001
Ending balance: Individually evaluated for impairment	416	767	—	1,183
Ending balance: Collectively evaluated for impairment	$9,928	$7,844	$46	$17,818

Financing receivables are considered impaired when it is probable the Company will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, have provided bankruptcy notification, or require significant collection efforts. Impaired receivables are generally classified as non-performing.

	2017				2016
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment
	(in millions)
With no related allowance
Retail
NAFTA	$—	$—	$—	$—	$—	$—	$—	$—
EMEA	$—	$—	$—	$—	$90	$90	$—	$74
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
Wholesale
NAFTA	$—	$—	$—	$—	$—	$—	$—	$—
EMEA	$—	$—	$—	$—	$—	$—	$—	$—
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
With an allowance recorded
Retail
NAFTA	$39	$37	$18	$41	$31	$30	$18	$31
EMEA	$260	$260	$170	$277	$171	$171	$143	$195
LATAM	$45	$45	$22	$32	$23	$23	$17	$23
APAC	$3	$3	$2	$2	$2	$2	$1	$2
Wholesale
NAFTA	$44	$44	$3	$49	$44	$43	$4	$46
EMEA	$457	$457	$134	$443	$420	$420	$131	$378
LATAM	$30	$17	$21	$28	$22	$15	$12	$18
APAC	$9	$9	$6	$4	$5	$5	$2	$18
Total
Retail	$347	$345	$212	$352	$317	$316	$179	$325
Wholesale	$540	$527	$164	$524	$491	$483	$149	$460

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

For the year December 31, 2017, the Company had approximately 272 retail and finance lease contracts classified as TDRs where a court has determined the concession in NAFTA. The pre-modification value was $9 million and the post-modification value was $8 million. Additionally, the Company had 423 accounts with a balance of $24 million undergoing bankruptcy proceedings where a concession has not yet been determined in NAFTA. For the year ended December 31, 2016, the Company had approximately 238 retail and finance lease contracts classified as TDRs where a court has determined the concession in NAFTA. The pre-modification value was $4 million and the post-modification value was $4 million. Additionally, the Company had 420 accounts with a balance of $24 million undergoing bankruptcy proceedings where a concession has not yet been determined in NAFTA. As the outcome of the bankruptcy cases is determined by the court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the twelve months ended December 31, 2017 and 2016.

For the years ended December 31, 2017 and 2016, the Company had approximately $11 million and $23 million, respectively, in retail and finance lease receivable contracts classified as TDRs in EMEA. The primary concession was skipped payments and extended contract maturities, and as such, the post-modification value approximates the pre-modification value. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the twelve months ended December 31, 2017 and 2016.

For the years ended December 31, 2017 and 2016, the Company had approximately $19 million and $19 million, respectively, in retail and finance lease receivable contracts classified as TDRs in LATAM. The concessions granted on these receivables are primarily skipped payments and extended contract maturities. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the twelve months ended December 31, 2017 and 2016.

As of December 31, 2017 and 2016, the Company’s wholesale TDRs were immaterial.

Transfers of Financial Assets

The Company transfers a number of its financing receivables to securitization programs or factoring transactions.

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

No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to return those securities to the Company, although the Company provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, the Company does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by the Company in its role as servicer.

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

At December 31, 2017 and 2016, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	2017	2016
Retail note and finance lease receivables	$6,833	$7,140
Wholesale receivables	7,189	6,445
Total	$14,022	$13,585

Note 4: Inventories

Inventories (stated at the lower of cost or market, cost being determined on a FIFO basis) as of December 31, 2017 and 2016 consist of the following:

	2017	2016
	(in millions)
Raw materials	$1,278	$1,185
Work-in-process	601	757
Finished goods	4,401	3,667
Total Inventories	$6,280	$5,609

Note 5: Property, Plant and Equipment

A summary of property, plant and equipment as of December 31, 2017 and 2016 is as follows:

	2017	2016
	(in millions)
Land and industrial buildings	$3,472	$3,075
Plant, machinery and equipment	8,659	7,959
Assets sold with buy-back commitment	3,820	3,021
Construction in progress	101	131
Other	834	782
Gross property, plant and equipment	16,886	14,968
Accumulated depreciation	(9,883)	(8,571)
Net property, plant and equipment	$7,003	$6,397

A summary of property, plant and equipment recorded under capital leases¹ as of December 31, 2017, and 2016 is as follows:

	2017	2016
	(in millions)
Gross capital leases ²	$100	$169
Accumulated depreciation	(36)	(53)
Net capital leases	$64	$116

(1)	Included in property, plant and equipment table above
(2)	Consists of industrial buildings, plant, machinery and equipment

Depreciation expense on the above property, plant and equipment totaled $929 million, $884 million, and $824 million for the years ended December 31, 2017, 2016, and 2015, respectively. Excluding depreciation for assets sold with buy-back commitments, depreciation expenses totaled $610 million, $605 million, and $592 million for the years ended December 31, 2017, 2016, and 2015, respectively.

Commercial Vehicles recognized an impairment loss on new and used vehicles of $86 million, $56 million and $29 million on assets sold with a buy-back commitment for the years ended December 31, 2017, 2016, and 2015, respectively. The losses are recognized in “Cost of goods sold.”

The Company had contractual commitments of $101 million and $119 million for the acquisition of property, plant and equipment at December 31, 2017 and 2016, respectively.

Note 6: Investments in Unconsolidated Subsidiaries and Affiliates

A summary of investments in unconsolidated subsidiaries and affiliates as of December 31, 2017 and 2016 is as follows:

	2017	2016
	(in millions)
Equity method	$555	$479
Cost method	6	8
Total	$561	$487

A summary of the combined results of operations and financial position as reported by the investees that CNH Industrial accounts for using the equity method is as follows:

	For the Years Ended December 31,
	2017	2016	2015
	(in millions)
Net revenue	$3,273	$3,670	$3,911
Income before taxes	$265	$99	$127
Net income	$198	$48	$68

	As of December 31,
	2017	2016
	(in millions)
Total Assets	$7,441	$6,919
Total Liabilities	$6,216	$5,758
Total Equity	$1,225	$1,161

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

Note 7: Equipment on Operating Leases

Equipment on operating leases primarily include products leased to customers by Agricultural Equipment, Construction Equipment and Commercial Vehicles. A summary of equipment on operating leases as of December 31, 2017 and 2016 is as follows:

	2017	2016
	(in millions)
Equipment on operating leases	$2,240	$2,253
Accumulated depreciation	(395)	(346)
Net equipment on operating leases	$1,845	$1,907

Depreciation expense on equipment on operating leases is recorded in “Other, net” and amounted to $305 million, $267 million and $215 million for the years ended December 31, 2017, 2016, and 2015, respectively.

Lease payments owed to CNH Industrial for equipment under non-cancelable operating leases as of December 31, 2017, are as follows:

Amount
(in millions)
2018	$175
2019	109
2020	59
2021	29
2022	7
Beyond 5 years	1
Total	$380

Note 8: Goodwill and Other Intangibles

Changes in the carrying amount of goodwill, for the years ended December 31, 2017 and 2016 are as follows:

	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at January 1, 2016	$1,645	$588	$57	$5	$152	$2,447
Impact of foreign exchange	3	—	(2)	—	1	2
Balance at December 31, 2016	$1,648	$588	$55	$5	$153	$2,449
Impact of foreign exchange and other	6	5	9	—	3	23
Balance at December 31, 2017	$1,654	$593	$64	$5	$156	$2,472

Goodwill and other indefinite-lived intangible assets are tested for impairment annually or more frequently if a triggering event occurs. In 2017 and 2016, CNH Industrial performed its annual impairment review as of December 31 and concluded that there were no impairments in either year.

Impairment testing for goodwill is done at a reporting unit level. Under the goodwill impairment test, CNH Industrial’s estimate of the fair value of the reporting unit is compared with its carrying value. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. CNH Industrial has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary.

The vast majority of goodwill, representing approximately 97% of the total, as of December 31, 2017, related to Agricultural Equipment (67%), Construction Equipment (24%) and Financial Services (6%) and as such, the impairment testing of these reporting units is discussed in detail below.

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

As of December 31, 2017, the estimated fair values of all reporting units with goodwill exceeded the carrying value by more than 30%. Accordingly, management determined that none of the reporting units were at higher risk for impairment at December 31, 2017. The sum of the fair values of CNH Industrial’s reporting units was in excess of CNH Industrial’s market capitalization. CNH Industrial believes that the difference between the fair value and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken into consideration.

As of December 31, 2017, and 2016, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		2017			2016
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in millions)
Other intangible assets subject to amortization:
Dealer networks	15	$328	$199	$129	$316	$168	$148
Patents, concessions and licenses and other	5-25	1,834	1,444	390	1,649	1,284	365
		2,162	1,643	519	1,965	1,452	513
Other intangible assets not subject to amortization:
Trademarks		273	—	273	274	—	274
Total Other intangible assets		$2,435	$1,643	$792	$2,239	$1,452	$787

CNH Industrial recorded amortization expense of $115 million, $111 million, and $107 million during 2017, 2016, and 2015, respectively.

Based on the current amount of other intangible assets subject to amortization, the estimated annual amortization expense for each of the succeeding 5 years is expected to be as follows: $109 million in 2018; $91 million in 2019; $64 million in 2020, $54 million in 2021; and $44 million in 2022.

Note 9: Debt

Credit Facilities

Lenders of committed credit facilities have the obligation to make advances up to the facility amount. Lenders of uncommitted facilities have the right to terminate the agreement with prior notice to CNH Industrial. At December 31, 2017, Group’s available committed unsecured facilities expiring after twelve months amounted to $3.2 billion ($2.9 billion at December 31, 2016).

In 2016, we signed a renewal of a five-year committed revolving credit facility for €1.75 billion. The renewal extends the maturity of the previous €1.75 billion committed revolving credit facility from 2019 until 2021. The €1.75 billion ($2.1 billion at the year-end 2017 exchange rate) facility is guaranteed by the parent company with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.), envisages typical provisions for contracts of this type and size, such as: financial covenants (Net debt/EBITDA ratio relating to Industrial Activities), other covenants mainly relating to Industrial Activities including negative pledge, a status (or pari passu) covenant, restrictions on the incurrence of indebtedness by certain subsidiaries, customary events of default (some of which are subject to minimum thresholds and customary mitigants) including cross-default, failure to pay amounts due or to comply with certain provisions under the loan agreement, the occurrence of certain bankruptcy-related events and mandatory prepayment obligations upon a change in control of CNH Industrial or the borrowers. The failure to comply with these provisions, in certain cases if not suitably remedied, can lead to the requirement to make early repayment of the outstanding advances. At December 31, 2017, the Company was in compliance with all covenants in the revolving credit facility.

At December 31, 2017, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $3.5 billion ($3.2 billion at December 31, 2016), of which $2.3 billion at December 31, 2017 ($2.5 billion at December 31, 2016) were utilized.

Debt

A summary of issued bonds outstanding as of December 31, 2017, is as follows:

	Currency	Face value of outstanding bonds (in millions)	Coupon	Maturity	Outstanding amount ($ millions)
Industrial Activities
Euro Medium Term Notes:
CNH Industrial Finance Europe S.A. (1) (2)	EUR	853	6.250%	March 9, 2018	$1,023
CNH Industrial Finance Europe S.A. (1) (3)	EUR	547	2.750%	March 18, 2019	656
CNH Industrial Finance Europe S.A. (1)	EUR	700	2.875%	September 27, 2021	839
CNH Industrial Finance Europe S.A. (1)	EUR	75	1.625%	March 29, 2022	90
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.375%	May 23, 2022	600
CNH Industrial Finance Europe S.A. (1)	EUR	500	2.875%	May 17, 2023	600
CNH Industrial Finance Europe S.A. (1)	EUR	650	1.750%	September 12, 2025	779
CNH Industrial Finance Europe S.A. (1)	EUR	100	3.500%	November 12, 2025	120
CNH Industrial Finance Europe S.A. (1)	EUR	50	3.875%	April 21, 2028	60
Other Bonds:
CNH Industrial N.V. (4)	USD	600	4.500%	August 15, 2023	600
CNH Industrial N.V. (4)	USD	500	3.850%	November 15, 2027	500
Hedging effects, bond premium/discount, and unamortized issuance costs					(57)
Total Industrial Activities					$5,810
Financial Services
CNH Industrial Capital LLC	USD	600	3.625%	April 15, 2018	$600
CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	500
CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600
CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital LLC	USD	500	4.375%	April 05, 2022	500
Hedging effects, bond premium/discount, and unamortized issuance costs					(25)
Total Financial Services					$3,075

(1) Bond listed on the Irish Stock Exchange.

(2) In September 2017, CNH Industrial Finance Europe S.A. Repurchased €347 million

(3) In September 2017, CNH Industrial Finance Europe S.A. Repurchased €453 million

(4) Bond listed on the New York Stock Exchange.

A summary of total debt as of December 31, 2017 and 2016, is as follows:

	2017			2016
	Industrial Activities	Financial Services	Total	Industrial Activities	Financial Services	Total
	(in millions)
Total Bonds	$5,810	$3,075	$8,885	$4,944	$3,669	$8,613
Asset-backed debt	3	12,025	12,028	8	11,776	11,784
Other debt	648	4,334	4,982	1,742	3,137	4,879
Intersegment debt	935	1,641	—	997	1,479	—
Total Debt	$7,396	$21,075	$25,895	$7,691	$20,061	$25,276

The weighted-average interest rate on consolidated debt at December 31, 2017, and 2016 was 3.1% and 3.2%, respectively.

In April 2016, CNH Industrial Finance Europe S.A. issued €50 million of notes as a private placement, due in 2028 and bearing fixed interest at a rate of 3.875% (the “3.875% CIFE Notes”). The 3.875% CIFE Notes have been issued under the €10 billion Euro Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.

In May 2016, CNH Industrial Finance Europe S.A. issued €500 million of notes at an annual fixed rate of 2.875% (the “2.875% Notes”) due May 2023. The 2.875% Notes have been issued under the €10 billion Euro Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.

In June 2010, Case New Holland Industrial Inc. issued $1.5 billion of debt securities at an annual fixed rate of 7.875% (the “7.875% Senior Notes”) due in 2017. The 7.875% Senior Notes were fully and unconditionally guaranteed by CNH Industrial N.V. (as successor to CNH Global N.V.) and certain of its direct and indirect subsidiaries. In August and December of 2016, Case New Holland Industrial Inc. repurchased $450 million and $414 million, respectively, in aggregate principal amount of its 7.875% notes following a cash tender offer announced in the same months. In June 2017, Case New Holland Industrial Inc. redeemed all of the outstanding $636 million aggregate principal amount of the 7.875% Senior Notes and incurred a total charge of $17 million.

In June 2015, CNH Industrial Capital LLC issued $600 million of debt securities at an annual fixed rate of 3.875% (the “3.875% Notes due 2018”) due in 2018. The 3.875% Notes due 2018 are fully and unconditionally guaranteed by certain wholly owned subsidiaries of the issuer. In December 2017, CNH Industrial Capital LLC completed the early redemption of all of the outstanding $600 million in principal amount of the 3.875% Notes due 2018.

In March 2016, CNH Industrial Capital LLC issued $500 million of debt securities at an annual fixed rate of 4.875% (the “4.875% Notes”) due in April 2021. The 4.875% Notes are fully and unconditionally guaranteed by certain wholly owned subsidiaries of the issuer.

In August 2016, CNH Industrial N.V. issued $600 million of notes at an annual fixed rate of 4.500% (the “4.500% Notes”) due August 2023.

In October 2016, CNH Industrial Capital LLC issued $400 million of debt securities at an annual fixed rate of 3.875% (the “3.875% Notes due 2021”) due in October 2021. The 3.875% Notes due 2021 are fully and unconditionally guaranteed by certain wholly owned subsidiaries of the issuer.

In March 2017, CNH Industrial Finance Europe S.A. issued as a private placement €75 million of notes at an annual fixed rate of 1.625% due in 2022 (the “1.625% CIFE Notes”) at an issue price of 99.407 percent of their principal amount. The 1.625% CIFE Notes were issued under the €10 billion Global Medium Term Note Programme (subsequently converted into the Euro Medium Term Note Programme) unconditionally and irrevocably guaranteed by CNH Industrial N.V.

In April 2017, CNH Industrial Capital LLC issued at par $500 million of notes at an annual fixed rate of 4.375% due in 2022.

In May 2017, CNH Industrial Finance Europe S.A. issued €500 million of notes at an annual fixed rate of 1.375% due in 2022 (the “1.375% CIFE Notes”) at an issue price of 99.335 percent of their principal amount. The 1.375% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.

On June 15, 2017, Standard and Poor’s (“S&P”) upgraded the long-term corporate rating of CNH Industrial N.V. and CNH Industrial Capital LLC to investment grade at “BBB-". Following the upgrade by S&P, the notes issued under the Euro Medium Term Notes Programme (and the notes issued under its predecessor, the Global Medium Term Notes Programme) benefited from Eurosystem eligibility, the financial covenant contained in the €1.75 billion Revolving Credit Facility, which required Industrial Activities to maintain EBITDA/Net interest ratio, was no longer applicable, and the financial covenants contained in two revolving credit facilities of CNH Industrial Capital LLC, which required maintenance of an EBITDA coverage ratio, were no longer applicable.

In September 2017, CNH Industrial Finance Europe S.A. issued €650 million of notes at an annual fixed rate of 1.750% due in 2025 (the “1.750% CIFE Notes”) at an issue price of 99.248 percent of their principal amount. The 1.750% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.

In September 2017, CNH Industrial Finance Europe S.A. repurchased a total of €800 million in principal amount of its 6.250% Notes due 2018 and its 2.750% Notes due 2019.

On October 24, 2017, Fitch Ratings assigned to CNH Industrial N.V. and CNH Industrial Capital LLC new investment grade long-term issuer default ratings of “BBB-”. This rating action and the S&P upgrade on June 15, 2017 made CNH Industrial’s securities eligible for the main investment grade indices in the U.S. market, which CNH Industrial believes has improved its access to funding at better rates.

In November 2017, CNH Industrial N.V. issued $500 million of notes at an annual fixed rate of 3.850% due 2027 with an issue price of 99.384%.

In December 2017, CNH Industrial Capital LLC established a new commercial paper program to issue short-term, unsecured, unsubordinated commercial paper notes on a private placement basis. As of December 31, 2017 the aggregate principal amount of the notes outstanding was $115 million.

The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) covenant and cross default clauses. A breach of these commitments can lead to the early repayment of the applicable notes. The bonds guaranteed by CNH Industrial N.V. under the Euro Medium Term Note Programme (and its predecessor the Global Medium Term Notes Programme), as well as the notes issued by CNH Industrial N.V., contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading of CNH Industrial N.V.

Other debt consists primarily of borrowings from banks which are at various terms and rates. Included in Other debt of Financial Services is approximately $1.6 billion and $1.4 billion at December 31, 2017 and 2016, respectively, of funding provided by the Brazilian development agency, Banco Nacional de Desenvolvimento Econômico e Social (BNDES). The program provides subsidized funding to financial institutions to be loaned to customers to support the purchase of agricultural or construction machinery in accordance with the program.

A summary of the minimum annual repayments of debt as of December 31, 2017, for 2018 and thereafter is as follows:

	Industrial Activities	Financial Services	Consolidated
	(in millions)
2018	$1,263	$10,230	$11,493
2019	888	3,244	4,132
2020	41	2,986	3,027
2021	861	2,007	2,868
2022	710	756	1,466
2023 and thereafter	2,698	211	2,909
Intersegment	935	1,641	—
Total	$7,396	$21,075	$25,895

Please refer to “Note 14: Financial Instruments” for fair value information on debt.

Note 10: Income Taxes

CNH Industrial N.V. and its subsidiaries have substantial worldwide operations. CNH Industrial N.V.’s subsidiaries incur tax obligations in the jurisdictions in which they operate. The Company’s provision for income taxes as reported in its consolidated statements of operations for the year ended December 31, 2017 of $455 million consists almost entirely of the income taxes owed by the subsidiaries of CNH Industrial N.V.

The sources of income before taxes and equity in income of unconsolidated subsidiaries and affiliates for the years ended December 31, 2017, 2016, and 2015 are as follows:

	2017	2016	2015
	(in millions)
Parent country source	$(212)	$(73)	$11
Foreign sources	892	64	556
Income (loss) before taxes and equity in income of unconsolidated subsidiaries and affiliates	$680	$(9)	$567

The provision for income taxes for the years ended December 31, 2017, 2016 and 2015 consisted of the following:

	2017	2016	2015
	(in millions)
Current income taxes	$354	$229	$263
Deferred income taxes	101	69	97
Total income tax provision	$455	$298	$360

CNH Industrial N.V. is incorporated in the Netherlands, but is a tax resident of the United Kingdom. The reconciliation of the differences between the provision for income taxes and the statutory rate is presented on the basis of the weighted average of the United Kingdom statutory main corporation tax rates in force over each of the Company’s calendar year reporting periods of 20% in 2015 and 2016 and 19.25% in 2017. A reconciliation of CNH Industrial’s income tax expense for the years ended December 31, 2017, 2016 and 2015 is as follows:

	2017	2016	2015
	(in millions)
Tax provision at the parent statutory rate	$131	$(2)	$115
Foreign income taxed at different rates	95	(11)	56
Change in valuation allowance	163	133	111
Italian IRAP taxes	17	22	6
Tax contingencies	18	(2)	26
Tax credits and incentives	(48)	(88)	(43)
Venezuela remeasurement, and impairment and deconsolidation charges	18	16	51
Non-deductible EC Settlement	—	160	—
Change in tax rate or law	39	14	23
Withholding taxes	6	11	8
Other	16	45	7
Total income tax provision	$455	$298	$360

During the last quarter of 2017, new tax legislation was enacted in several jurisdictions, including the United States and the United Kingdom. In connection with these legislative changes, the Company booked $39 million tax expense related to the US mandatory repatriation tax and the write-down of deferred tax assets in the relevant jurisdictions. The Company has recorded provisional amounts related to the U.S. Tax Act. The ultimate impact may differ from these provisional amounts, due to, among other things, additional analysis, changes in interpretations and assumptions the Company has made, additional regulatory guidance that may be issued, and actions the Company may take as a result of the U.S. Tax Act. The accounting is expected to be completed by December 31, 2018. In addition, the Company has established an $84 million valuation allowance against deferred tax assets in its U.K. operations as a result of new tax legislation in the U.K.

The 2016 tax expense was impacted by the non-tax deductible charge of $551 million incurred in the first half of 2016 for the European Commission settlement. For more information on the European Commission Settlement, see “Note 13, Commitments and contingencies”.

During December 2016, the Company completed a corporate reorganization of its Latin American operations, resulting in a $59 million charge to tax expense, comprised of $58 million related to changes in valuation allowances booked against deferred tax assets in Brazil and Argentina and $1 million related to certain other basis adjustments.

At December 31, 2017, undistributed earnings in certain subsidiaries outside the United Kingdom totaled approximately $3 billion for which no deferred tax has been recorded because the remittance of earnings from certain jurisdictions would incur no tax or such earnings are permanently reinvested. The Company has determined that the amount of unrecognized deferred tax liability relating to the $3 billion undistributed earnings is approximately $42 million and attributable to foreign withholding taxes in certain jurisdictions. Further, the Company evaluated the undistributed earnings from its joint ventures in which it owned 50% or less, and recorded $8 million of deferred taxes as of December 31, 2017. The repatriation of undistributed earnings to the United Kingdom is generally exempt from United Kingdom income taxes under a full participation exemption.

Deferred Income Tax Assets and Liabilities

The components of net deferred tax assets as of December 31, 2017 and 2016 are as follows:

	2017	2016
	(in millions)
Deferred tax assets:
Inventories	$108	$96
Warranty and campaigns	202	183
Allowance for credit losses	184	180
Marketing and sales incentive programs	259	326
Other risk and future charges reserve	312	216
Pension, postretirement and postemployment benefits	408	553
Measurement of derivative financial instruments	1	36
Research and development costs	458	423
Other reserves	339	359
Tax credits and loss carry forwards	684	767
Less: Valuation allowances	(1,744)	(1,490)
Total deferred tax assets	$1,211	$1,649
Deferred tax liabilities:
Property, plant and equipment	$295	$481
Other	195	315
Total deferred tax liabilities	490	796
Net deferred tax assets	$721	$853

Net deferred tax assets are reflected in the accompanying consolidated balance sheets as of December 31, 2017 and 2016 as follows:

	2017	2016
	(in millions)
Deferred tax assets	$818	$937
Deferred tax liabilities	(97)	(84)
Net deferred tax assets	$721	$853

Valuation Allowances

As of December 31, 2017, the Company has valuation allowances of $1,744 million against certain deferred tax assets, including tax loss carry forwards, tax credits and other deferred tax assets. These valuation allowances are primarily attributable to operations in Brazil, Germany, Italy and the United Kingdom.

CNH Industrial has gross tax loss carry forwards in several tax jurisdictions. These tax losses expire as follows: $146 million in 2018; $204 million in 2019; $41 million in 2020; $96 million in 2021; $494 million in 2022 and beyond. CNH Industrial also has tax loss carry forwards of approximately $3 billion with indefinite lives. CNH Industrial has tax credit carry forwards. The years in which these tax credits expire are as follows: $2 million in 2019;  and $37 million in 2022 and beyond.

Uncertain Tax Positions

The Company files income tax returns in multiple jurisdictions and is subject to examination by taxing authorities throughout the world. The Company has open tax years from 2002 to 2017. Due to the global nature of the Company’s business, transfer pricing disputes may arise and the Company may seek correlative relief through competent authority processes.

A reconciliation of the gross amounts of tax contingencies at the beginning and end of the year is as follows:

	2017	2016
	(in millions)
Balance, beginning of year	$318	$325
Additions based on tax positions related to the current year	30	30
Additions for tax positions of prior years	16	70
Reductions for tax positions of prior years	(21)	(65)
Reductions for tax positions as a result of lapse of statute	(8)	(10)
Settlements	(15)	(32)
Balance, end of year	$320	$318

As of December 31, 2017, there are $154 million of unrecognized tax benefits that if recognized would affect the effective tax rate.

The Company recognizes interest and penalties accrued related to tax contingencies as part of the income tax provision. During the years ended December 31, 2017, 2016 and 2015, the Company recognized expense of approximately $(1) million, $7 million and $2 million for income tax related interest and penalties, respectively. The Company had approximately $11 million, $12 million and $16 million of income tax related interest and penalties accrued at December 31, 2017, 2016 and 2015, respectively.

At December 31, 2017, it is not reasonably possible to estimate the expected change to the total amount of unrealized benefit in the next twelve months. The Company does not believe the resolution of any outstanding tax examinations will have a material adverse effect on the Company’s financial position or its results of operations.

Note 11: Employee Benefit Plans and Postretirement Benefits

CNH Industrial provides pension, healthcare and insurance plans and other postemployment benefits to their employees and retirees under defined contribution and defined benefit plans.

In the case of defined contribution plans, CNH Industrial makes contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been made, the Company has no further payment obligations. CNH Industrial recognizes the contribution cost when the employees have rendered their service and includes this cost by function in cost of goods sold, SG&A expense, and R&D expense. During the years ended December 31, 2017, 2016, and 2015, CNH Industrial recorded expense of $189 million, $181 million, and $185 million, respectively, for its defined contribution plans.

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

Obligations and Funded Status

The following summarizes data from CNH Industrial’s defined benefit pension, healthcare and other postemployment plans for the years ended December 31, 2017 and 2016:

	Pension		Healthcare (1)		Other (1)
	2017	2016	2017	2016	2017	2016
	(in millions)
Change in benefit obligations:
Beginning benefit obligation	$3,188	$3,281	$1,105	$1,157	$418	$423
Service cost	30	30	6	7	15	13
Interest cost	74	87	36	39	3	4
Plan participants’ contributions	3	3	7	8	—	—
Actuarial loss (gain)	44	285	29	(37)	13	22
Gross benefits paid	(179)	(221)	(68)	(71)	(37)	(31)
Plan amendments	—	(6)	—	—	—	—
Currency translation adjustments and other	205	(271)	5	2	58	(13)
Ending benefit obligation	$3,365	$3,188	$1,120	$1,105	$470	$418
Change in the fair value of plan assets:
Beginning plan assets	$2,328	$2,480	$111	$105	$—	$—
Actual return on plan assets	196	194	19	8	—	—
Employer contributions	34	35	56	—	—	—
Plan participants’ contributions	3	3	—	—	—	—
Gross benefits paid	(150)	(193)	(2)	(2)	—	—
Currency translation adjustments and other	106	(191)	—	—	—	—
Ending plan assets	2,517	2,328	184	111	—	—
Funded status:	$(848)	$(860)	$(936)	$(994)	$(470)	$(418)
(1)	The healthcare and other postemployment plans are not required to be prefunded.

The following summarizes data from CNH Industrial’s defined benefit pension plans by significant geographical area for the years ended December 31, 2017 and 2016:

	U.S.		U.K		Germany (1)		Other Countries (1)
	2017	2016	2017	2016	2017	2016	2017	2016
	(in millions)
Change in benefit obligations:
Beginning benefit obligation	$1,159	$1,208	$1,315	$1,332	$419	$438	$295	$303
Service cost	7	8	7	6	4	3	12	13
Interest cost	37	39	29	37	4	6	4	5
Plan participants’ contributions	—	—	—	—	—	—	3	3
Actuarial loss (gain)	53	27	(15)	247	(2)	12	8	(1)
Gross benefits paid	(83)	(120)	(53)	(57)	(28)	(27)	(15)	(17)
Plan amendments	—	—	—	—	—	—	—	(6)
Currency translation adjustments and other	—	(3)	126	(250)	56	(13)	23	(5)
Ending benefit obligation	$1,173	$1,159	$1,409	$1,315	$453	$419	$330	295
Change in the fair value of plan assets:
Beginning plan assets	$1,139	$1,182	$918	$1,028	$5	$5	$266	265
Actual return on plan assets	153	80	29	106	—	—	14	8
Employer contributions	—	—	23	25	—	—	11	10
Plan participants’ contributions	—	—	—	—	—	—	3	3
Gross benefits paid	(82)	(120)	(53)	(57)	—	—	(15)	(16)
Currency translation adjustments and other	(3)	(3)	88	(184)	—	—	21	(4)
Ending plan assets	$1,207	$1,139	$1,005	$918	$5	$5	$300	$266
Funded status:	$34	$(20)	$(404)	$(397)	$(448)	$(414)	$(30)	$(29)
(1)	Pension benefits in Germany and some other countries are not required to be prefunded.

Net amounts recognized in the consolidated balance sheets as of December 31, 2017 and 2016 consist of:

	Pension		Healthcare		Other
	2017	2016	2017	2016	2017	2016
	(in millions)
Other assets	$46	$4	$—	$—	$—	$—
Pension, postretirement and other postemployment benefits	(894)	(864)	(936)	(994)	(470)	(418)
Net liability recognized at end of year	$(848)	$(860)	$(936)	$(994)	$(470)	$(418)

Pre-tax amounts recognized in accumulated other comprehensive loss as of December 31, 2017 consist of:

	Pension	Healthcare	Other
	(in millions)
Unrecognized actuarial losses	$943	$154	$96
Unrecognized prior service credit	(9)	(4)	(4)
Accumulated other comprehensive loss	$934	$150	$92

The following table summarizes the aggregate pension accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets:

	Pension
	2017	2016
	(in millions)
Accumulated benefit obligation	$1,968	$3,011
Fair value of plan assets	$1,146	$2,183

The following table summarizes CNH Industrial’s pension and other postemployment plans with projected benefit obligations in excess of plan assets:

	Pension		Healthcare		Other
	2017	2016	2017	2016	2017	2016
	(in millions)
Projected benefit obligation	$2,130	$3,119	$1,119	$1,105	$470	$418
Fair value of plan assets	$1,236	$2,254	$184	$111	$—	$—

The total accumulated benefit obligation for pension was $3,285 million and $3,150 million as of December 31, 2017 and 2016, respectively.

Net Periodic Benefit Cost

The following summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit for the years ended December 31, 2017, 2016, and 2015:

	Pension			Healthcare			Other
	2017	2016	2015	2017	2016	2015	2017	2016	2015
	(in millions)
Service cost	$30	$30	$30	$6	$7	$8	$15	$13	$15
Interest cost	74	87	112	36	39	48	3	4	5
Expected return on assets	(111)	(113)	(140)	(7)	(6)	(7)	—	—	—
Amortization of:
Prior service cost (credit)	(1)	—	—	(2)	(4)	(10)	1	(1)	1
Actuarial loss (gain)	90	76	83	6	15	26	5	8	(7)
Settlement loss and other	4	—	—	—	—	—	2	1	—
Net periodic benefit cost	$86	$80	$85	$39	$51	$65	$26	$25	$14

Net periodic benefit cost recognized in net income and other changes in plan assets and benefit obligations that are recognized in other comprehensive loss during 2017 consist of:

	Pension	Healthcare	Other
	(in millions)
Net periodic benefit cost	$86	$39	$26
Benefit adjustments included in other comprehensive (income) loss:
Net actuarial losses (gains)	(42)	17	11
Amortization of actuarial losses	(91)	(5)	(5)
Amortization of prior service (cost) credit	1	2	(1)
Currency translation adjustments and other	61	—	11
Total recognized in other comprehensive (income) loss	(71)	14	16
Total recognized in comprehensive loss	$15	$53	$42

Pre-tax amounts expected to be amortized in 2018 from accumulated other comprehensive loss consist of:

	Pension	Healthcare	Other
	(in millions)
Actuarial losses	$75	$7	$1
Prior service cost (credit)	(1)	(2)	1
Total	$74	$5	$2

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

Assumptions

The following assumptions were utilized in determining the funded status at December 31, 2017 and 2016, and the net periodic benefit cost of CNH Industrial’s defined benefit plans for the years ended December 31, 2017, 2016, and 2015:

	Pension plans			Healthcare plans			Other
(in %)	2017	2016	2015	2017	2016	2015	2017	2016	2015
Assumptions used to determine funded status at December 31
Weighted-average discount rate	2.57	2.82	3.49	3.53	3.97	4.27	1.47	1.54	2.06
Weighted-average rate of compensation increase	3.01	2.95	2.98	n/a	2.50	2.50	1.11	1.19	1.33
Weighted-average, initial healthcare cost trend rate	n/a	n/a	n/a	6.46	6.72	6.98	n/a	n/a	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	n/a	n/a	5.00	5.00	5.00	n/a	n/a	n/a
Assumptions used to determine expense
Weighted-average discount rates - service cost	2.15	2.91	3.22	3.96	4.21	3.96	1.67	2.18	1.81
Weighted-average discount rates - interest cost	2.33	2.82	3.22	3.39	3.49	3.96	1.40	1.89	1.81
Weighted-average rate of compensation increase	2.95	2.98	3.25	2.50	2.50	3.00	1.19	1.33	2.27
Weighted-average long-term rates of return on plan assets	4.74	5.00	5.38	6.25	6.25	6.75	n/a	n/a	n/a
Weighted-average, initial healthcare cost trend rate	n/a	n/a	n/a	6.72	6.98	7.23	n/a	n/a	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	n/a	n/a	5.00	5.00	5.00	n/a	n/a	n/a

(*)	CNH Industrial expects to achieve the ultimate healthcare cost trend rate in 2024 and 2018 for U.S. and Canada plans, respectively.

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

In October 2014, the Society of Actuaries (“SOA”) in the United States issued updated mortality table (“RP-2014”) and mortality improvement scale (“MP-2014”). Accordingly, CNH Industrial reviewed the historical mortality experience and demographic characteristics of its U.S. pension and Healthcare plan participants and have decided to adopt the variants of Blue Collar tables of RP-2014 as the base mortality tables. The Retirement Plans Experience Committee (“RPEC”) publishes annual updates to the

RP-2014 model and corresponding mortality improvement scales. The latest update resulted in the 2017 version of the mortality improvement scale (“MP-2017”). In 2017, CNH Industrial adopted the MP-2017 mortality improvement scale, which better reflects the actual recent experience over the previous mortality improvement scales. Management believes the new mortality assumptions most appropriately represent its plans’ experience and characteristics. The adoption of the new mortality assumptions resulted in a total decrease of $17 million to the Company’s benefit obligations at December 31, 2017, of which, $8 million was related to pension plans and $9 million to healthcare plans.

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

A one percentage point change in the assumed healthcare cost trend rates would have the following effect:

	One Percentage- Point Increase	One Percentage- Point Decrease
	(in millions)
Total increase/(decrease) in service cost and interest cost components of 2017 Healthcare Plan benefit expense	$6	$(5)
Total increase/(decrease) in accumulated Healthcare benefit obligations as of December 31, 2017	$132	$(108)

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

Weighted average target asset allocation for all plans for 2017 are as follows:

All Plans
Asset category:
Equity securities	19%
Debt securities	49%
Cash/Other	32%

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

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2017:

	Total	Level 1	Level 2	Level 3
	(in millions)
Equity securities:
U.S. equities	$362	$19	$343	$—
Non-U.S. equities	—	—	—	—
Total Equity securities	362	19	343	—
Fixed income securities:
U.S. government bonds	365	355	10	—
U.S. corporate bonds	498	—	498	—
Non-U.S. government bonds	55	13	42	—
Non-U.S. corporate bonds	95	—	95	—
Mortgage backed securities	—	—	—	—
Other fixed income	9	—	9	—
Total Fixed income securities	1,022	368	654	—
Other types of investments:
Mutual funds (A)	1,090	—	1,090	—
Insurance contracts	149	—	—	149
Derivatives—credit contracts	—	—	—	—
Real estate	—	—	—	—
Total Other types of investments	1,239	—	1,090	149
Cash:	78	17	61	—
Total	$2,701	$404	$2,148	$149

(A)	This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.

The following table presents the changes in the Level 3 plan assets for the year ended December 31, 2017:

Insurance Contracts
Balance at December 31, 2016	$135
Actual return on plan assets relating to assets still held at reporting date	6
Purchases	8
Settlements	(5)
Transfers in and/or out of level 3	(3)
Currency impact	8
Balance at December 31, 2017	$149

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2016:

	Total	Level 1	Level 2	Level 3
	(in millions)
Equity securities:
U.S. equities	$352	$15	$337	$—
Non-U.S. equities	—	—	—	—
Total Equity securities	352	15	337	—
Fixed income securities:
U.S. government bonds	308	305	3	—
U.S. corporate bonds	474	—	474	—
Non-U.S. government bonds	353	13	340	—
Non-U.S. corporate bonds	87	—	87	—
Mortgage backed securities	—	—	—	—
Other fixed income	10	—	10	—
Total Fixed income securities	1,232	318	914	—
Other types of investments:
Mutual funds(A)	682	—	682	—
Insurance contracts	135	—	—	135
Derivatives—credit contracts	—	—	—	—
Real estate	—	—	—	—
Total Other types of investments	817	—	682	135
Cash:	38	2	36	—
Total	$2,439	$335	$1,969	$135

(A)	This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.

The following table presents the changes in the Level 3 plan assets for the year ended December 31, 2016:

Insurance Contracts
Balance at December 31, 2015	$133
Actual return on plan assets relating to assets still held at reporting date	3
Purchases	7
Settlements	(6)
Transfers in and/or out of Level 3	2
Currency impact	(4)
Balance at December 31, 2016	$135

Contributions

CNH Industrial expects to contribute (including through direct benefit payments) approximately $67 million to its pension plans, $9 million to its healthcare plans and $37 million to its other postemployment plans in 2018.

The benefit expected to be paid from the benefit plans which reflect expected future years of service, and the Medicare subsidy expected to be received are as follows:

	Pension Plans	Healthcare	Medicare Part D Reimbursement	Other
	(in millions)
2018	$186	$66	$—	$37
2019	180	64	—	35
2020	182	63	—	39
2021	183	64	—	36
2022	179	64	—	36
2023 - 2027	896	337	(1)	146
Total	$1,806	$658	$(1)	$329

Note 12: Other Liabilities

A summary of “Other liabilities” as of December 31, 2017 and 2016 is as follows:

	2017	2016
	(in millions)
Advances on buy-back agreements	$3,102	$2,429
Warranty and campaign programs	1,081	940
Marketing and sales incentive programs	1,335	1,182
Tax payables	765	714
Accrued expenses and deferred income	632	634
Accrued employee benefits	752	633
Legal reserves and other provisions	384	355
Contract reserve	588	407
Restructuring reserve	60	30
Other	701	681
Total	$9,400	$8,005

Warranty and Campaign Program

As described in “Note 2: Summary of Significant Accounting Policies,” CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the basic warranty and campaign program accrual for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
	(in millions)
Balance, beginning of year	$940	$908
Current year additions	782	806
Claims paid	(670)	(706)
Currency translation adjustment and other	29	(68)
Balance, end of year	$1,081	$940

Advance on Buy-back Agreements

As described in “Note 2: Summary of Significant Accounting Policies,” the initial sale price received for new vehicle sales with a buy-back commitment by Commercial Vehicles is recognized as advances on buy-back agreements. The difference between the initial sale price and the buy-back price is recognized as rental revenue on a straight-line basis over the term of the operating lease. The balance of advances on buy-back agreements at December 31, 2017 and 2016 represented a sum of the deferred rental revenue and the guaranteed buy-back price.

Restructuring Provision

The Company incurred restructuring costs of $93 million, $44 million and $84 million for the years ended December 31, 2017, 2016, and 2015, respectively. These costs were as follows:

•

In 2017, Commercial Vehicles recorded $69 million mainly due to additional capacity realignment in the firefighting business and actions to reduce selling, general and administrative expenses as part of CNH Industrial’s Efficiency Program launched in 2014. Agricultural Equipment recorded $14 million, mainly as a result of footprint rationalization actions included in the Efficiency Program of the Company.

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

The following table sets forth restructuring activity for the years ended December 31, 2017, 2016 and 2015:

	Severance and Other Employee Costs	Facility Related Costs	Other Restructuring	Total
	(in millions)
Balance at January 1, 2015	$86	$6	$3	$95
Restructuring charges	66	—	18	84
Reserves utilized: cash	(112)	(3)	(1)	(116)
Reserves utilized: non-cash	(5)	—	—	(5)
Currency translation adjustments	(5)	2	(4)	(7)
Balance at December 31, 2015	$30	$5	$16	$51
Restructuring charges	56	(1)	(11)	44
Reserves utilized: cash	(55)	—	(4)	(59)
Reserves utilized: non-cash	—	—	(3)	(3)
Currency translation adjustments	(8)	3	2	(3)
Balance at December 31, 2016	$23	$7	$—	$30
Restructuring charges	76	17	—	93
Reserves utilized: cash	(53)	(1)	—	(54)
Reserves utilized: non-cash	(2)	(13)	—	(15)
Currency translation adjustments	4	2	—	6
Balance at December 31, 2017	$48	$12	$—	$60

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

Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time that could exceed 30 years for some sites. As of December 31, 2017 and 2016, environmental reserves of approximately $35 million and $35 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Other Litigation and Investigation

European Commission settlement

In the first quarter of 2016, the Company recorded a non-recurring non-tax deductible charge of €450 million ($502 million) in relation to the investigation by the European Commission (the “Commission”) into certain business practices of all major European truck manufacturers, including Iveco, the Company’s wholly-owned subsidiary. On July 19, 2016, the Commission announced a settlement with Iveco under which the Commission imposed a fine of €495 million (equivalent to $543 million at payment date). As a result of this settlement, the Company recorded an additional non-tax deductible charge of €45 million ($49 million) in the second quarter of 2016. The fine was paid by the Company on October 20, 2016. Following this settlement, the Company has been named as defendant in current private litigation commenced in various European jurisdictions and Israel that remains at an early stage, and the Company expects to face further claims, the extent and outcome of which cannot be predicted at this time.

Commitments

CNH Industrial has entered operating lease contracts for the right to use industrial buildings and equipment with an average term of 10-20 years and 3-5 years, respectively. Total future minimum lease payments under non-cancellable lease contracts are as follows:

Amount
(in millions)
2018	$102
2019	68
2020	54
2021	35
2022	26
2023 and beyond	15
Total minimum rental commitments	$300

Total rental expense for all operating leases was $78 million, $67 million, and $69 million for the years ended December 31, 2017, 2016, and 2015, respectively.

At December 31, 2017, Financial Services has various agreements to extend credit for the following financing arrangements:

Facility	Total Credit Limit	Utilized	Not Utilized
	(in millions)
Wholesale and dealer financing	$7,094	$3,691	$3,403

 Guarantees

CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees in the interest of non-consolidated affiliates as of December 31, 2017 and 2016 totaling $368 million and $291 million, respectively.

Other Contingencies

CNH Industrial is successor to Fiat Industrial, a company formed as a result of the demerger of Fiat (which, effective October 12, 2014, was merged into FCA) in favor of Fiat Industrial. As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At December 31, 2017 the outstanding liabilities amounted to approximately $0.2 billion. CNH Industrial believes the risk of FCA’s insolvency is extremely remote, and therefore, no specific provision has been accrued in respect of the above-mentioned potential joint liability.

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

Derivatives

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency fluctuations. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or issue derivatives or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the consolidated statements of cash flows.

Foreign Exchange Contracts and Cross Currency Swaps

CNH Industrial has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases and sales. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the consolidated statements of operations in the line “Other, net” and was not significant for all periods presented. The maturity of these instruments does not exceed 24 months and the after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in net sales and cost of goods sold over the next twelve months assuming foreign exchange rates remain unchanged is approximately $11 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

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

All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $6.9 billion and $7.0 billion at December 31, 2017 and 2016, respectively.

Interest Rate Derivatives

CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by the Company to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt. Any ineffectiveness is recorded in “Other, net” in the consolidated statements of operations and was insignificant for all periods presented. The after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in interest expense over the next twelve months is insignificant.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks. Costs relating to the ineffectiveness of such transactions were insignificant in 2017, 2016, and 2015, respectively.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Company being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the years ending December 31, 2017, 2016, and 2015.

All of CNH Industrial’s interest rate derivatives outstanding as of December 31, 2017 and 2016 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $3.9 billion and $4.3 billion at December 31, 2017 and 2016, respectively.

Financial Statement impact of CNH Industrial Derivatives

The fair values of CNH Industrial’s derivatives at December 31, 2017 and 2016 in the consolidated balance sheets are recorded as follows:

	2017	2016
	(in millions)
Derivatives Designated as Hedging Instruments:
Assets:
Foreign exchange contracts:	$53	$47
Interest rate derivatives:	7	15
Cross currency swaps:	—	—
Total Assets	$60	$62
Liabilities
Foreign exchange contracts:	$(55)	$(105)
Interest rate derivatives:	(16)	(17)
Total Liabilities	$(71)	$(122)
Derivatives Not Designated as Hedging Instruments:
Assets:
Foreign exchange contracts:	$13	$31
Interest rate derivatives:	4	2
Total Assets	$17	$33
Liabilities
Foreign exchange contracts:	$(22)	$(116)
Interest rate derivatives:	(5)	(11)
Total Liabilities	$(27)	$(127)

Pre-tax gains (losses) on the consolidated statements of operations related to CNH Industrial’s derivatives for the year ended December 31, 2017, 2016, and 2015 are recorded in the following accounts:

	2017	2016	2015
	(in millions)
Fair Value Hedges
Interest rate derivatives—Interest expense	$(12)	$(33)	$(8)
Gains/(losses) on hedged items—Interest expense	$12	$33	$8
Cash Flow Hedges
Recognized in accumulated other comprehensive income (effective portion):
Foreign exchange contracts—accumulated other comprehensive income	$48	$(72)	$(19)
Interest rate derivatives—accumulated other comprehensive income	$5	$13	$(39)
Reclassified from accumulated other comprehensive income (effective portion):
Foreign exchange contracts—Net sales	$6	$55	$16
Foreign exchange contracts—Cost of goods sold	$(47)	$(4)	$(211)
Foreign exchange contracts—Other, net	$10	$(5)	$(10)
Interest rate derivatives—Interest expense	$—	$(4)	$(7)
Not Designated as Hedges
Foreign exchange contracts—Other, net	$(3)	$(231)	$115

Items Measured at Fair Value on a Recurring Basis

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2017 and 2016:

	Level 1		Level 2		Total
	2017	2016	2017	2016	2017	2016
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$66	$78	$66	$78
Interest rate derivatives	—	—	11	17	11	17
Cross currency swaps	—	—	—	—	—	—
Available for sale securities	1	1	—	—	1	1
Total Assets	$1	$1	$77	$95	$78	$96
Liabilities
Foreign exchange derivatives	$—	$—	$(77)	$(221)	$(77)	$(221)
Interest rate derivatives	—	—	(21)	(28)	(21)	(28)
Total Liabilities	$—	$—	$(98)	$(249)	$(98)	$(249)

Fair Value of Other Financial Instruments

The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the consolidated balance sheets approximates their fair value.

Financial Instruments Not Carried at Fair Value

The estimated fair market values of financial instruments not carried at fair value in the consolidated balance sheets as of December 31, 2017 and 2016 are as follows:

	2017		2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$19,842	$20,026	$18,662	$18,554
Debt	$25,895	$26,137	$25,276	$25,372

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

Note 15: Shareholders’ Equity

The Articles of Association of CNH Industrial N.V. provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares, each with a per share par value of €0.01. As of December 31, 2017, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,363,592,506 common shares outstanding, net of 807,690 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting shares (388,906,690 special voting shares outstanding, net of 7,567,586 special voting shares held in treasury by the Company as described in the section below).

Changes in the composition of the share capital of CNH Industrial during 2017, 2016, and 2015 are as follows:

(number of shares)	CNH Industrial N.V. Common Shares	CNH Industrial N.V. Special Voting Shares	Total CNH Industrial N.V. Shares
Total CNH Industrial N.V. shares at December 31, 2014	1,355,319,640	415,399,503	1,770,719,143
Capital increase	6,729,349	—	6,729,349
Retirement of special voting shares	—	(2,150,297)	(2,150,297)
Total CNH Industrial N.V. shares at December 31, 2015	1,362,048,989	413,249,206	1,775,298,195
Capital increase	1,693,695	—	1,693,695
Common stock repurchases	(2,111,781)	—	(2,111,781)
Retirement of special voting shares	—	(981,003)	(981,003)
Total CNH Industrial N.V. shares at December 31, 2016	1,361,630,903	412,268,203	1,773,899,106
Capital increase	5,271,344	—	5,271,344
Common stock repurchases	(3,309,741)	—	(3,309,741)
Retirement of special voting shares	—	(23,361,513)	(23,361,513)
Total CNH Industrial N.V. shares at December 31, 2017	1,363,592,506	388,906,690	1,752,499,196

During the year ended December 31, 2017 and 2016, 23 million and 1 million special voting shares were acquired by the Company following the de-registration of the corresponding number of qualifying common shares from the Loyalty Register, net of transfer and allocation of special voting shares in accordance with the Special Voting Shares – Terms and Conditions. On September 15, 2017, the Company cancelled 78,000,000 special voting shares held in treasury, consequently, the total amount of issued special voting shares was reduced from 474,474,276 to 396,474,276.

Furthermore, during the years ended December 31, 2017 and 2016, the Company delivered 5.3 million and 1.7 million common shares, under the Company’s stock compensation plan, primarily due to the vesting or exercise of share-based awards. See “Note 16: Share Based Compensation” for further discussion.

Special Voting Shares

In order to reward long-term ownership of the Company’s common shares and promote stability of its shareholder base, the Articles of Association of CNH Industrial N.V. provide for a loyalty voting structure that grants eligible long-term shareholders the equivalent of two votes for each CNH Industrial N.V. common share that they hold through the issuance of special voting shares.

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

CNH Industrial N.V. issued special voting shares with a nominal value of €0.01 each to those eligible shareholders who elected to receive such special voting shares upon completion of the merger of Fiat Industrial and of CNH Global respectively with and into CNH Industrial N.V.

The electing shareholders are not required to pay any amount to the Company in connection with the allocation of the special voting shares.

The common shares are freely transferable, while, special voting shares are transferable exclusively in limited circumstances and they are not listed on the NYSE or the MTA. In particular, at any time, a holder of common shares that are Qualifying Common Shares who wants to transfer such common shares other than in limited specified circumstances (e.g., transfers to affiliates or relatives through succession, donation or other transfers) must request a de-registration of such Qualifying Common Shares from the Loyalty Register. After de-registration from the Loyalty Register, such common shares no longer qualify as Qualifying Common Shares and, as a result, the holder of such common shares is required to transfer the special voting shares associated with the transferred common shares to the Company for no consideration.

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

Treasury Shares

Consistent with previous AGMs, at the AGM held on April 14, 2017, shareholders renewed the authority granted to the Board of Directors to acquire common shares in the capital of the Company through stock exchange trading or otherwise to a maximum of up to 10% of the issued common shares as of April 14, 2017, for a period of 18 months from the date of the AGM and, therefore, expiring on October 13, 2018, subject to certain maximum and minimum price requirements.

 Implementing such resolution on June 5, 2017, the Company announced a renewal of the existing buy-back program to repurchase up to $300 million in common shares.

At the 2018 Annual General Meeting of Shareholders, the Board of Directors intends to recommend to the Company’s shareholders the renewal of the authorization to repurchase up to a maximum of 10% of the Company’s issued common shares. After such authorization and subject to general and market conditions, the Company intends to launch a buy-back program up to $700 million, representing an increase of $400 million versus the current program.

During the year ended December 31, 2017, the Company repurchased 3.3 million shares of its common stock on the MTA under the buy-back program at an aggregate cost of $38 million. As of December 31, 2017, the Company held 807,690 common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $10 million. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice. During the year ended December 31, 2017, the Company acquired approximately 23 million special voting shares following the de-registration of qualifying common shares from the Loyalty Register, net of the transfer and allocation of special voting shares to those shareholders whose qualifying common shares became eligible to receive special voting shares after the uninterrupted three-year registration period in the Loyalty Register. As of December 31, 2017, the Company held 7,567,586 special voting shares in treasury.

Dividend

On March 2, 2018, the Board of Directors of CNH Industrial N.V. recommended and proposed to the Company’s shareholders that the Company declare a dividend of €0.14 per common share, totaling approximately €191 million (equivalent to approximately $235 million, translated at the exchange rate reported by the European Central Bank on February 27, 2018). The proposal is subject to the approval of the Company’s shareholders at the AGM to be held on April 13, 2018.

At the AGM held by CNH Industrial on April, 14, 2017, shareholders approved the payment of a dividend of €0.11 per common share. The dividend was paid in May 2017 for a total amount of €150 million ($161 million). The Company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the Company’s equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the Company itself for shares that the Company holds in its own share capital.

Note 16: Share-Based Compensation

For the year ended December 31, 2017, CNH Industrial recognized total share-based compensation expense of $19 million. For the year ended December 31, 2016 CNH Industrial recognized total share-based compensation expense of $3 million which included a $37 million reversal of previously recognized expense for performance share units linked to non-market conditions for which the Company does not believe it is probable that the performance conditions will be achieved. For the year ended December 31, 2015, CNH Industrial recognized total share-based compensation expense of $49 million. For the years ended December 31, 2017, 2016 and 2015, CNH Industrial recognized a total tax benefit relating to share-based compensation expense of $1 million, $0 and $3 million, respectively. As of December 31, 2017, CNH Industrial had unrecognized share-based compensation expense related to nonvested awards of approximately $104 million based on current assumptions related to achievement of specified performance objectives, when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 1.79 years.

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

Performance Share Units

In 2014 CNH Industrial issued a one-time grant of Performance Share Units (PSU’s) to its Chief Executive Officer and selected key employees, with financial performance goals covering the five-year period from January 1, 2014 to December 31, 2018. This PSU grant totaled approximately 12 million units. In 2016 and 2017, prorated share amounts covering performance through this same period were issued to new employees entering the plan. PSU’s granted in these years were 0.5 million and 0 respectively. The performance goals include a performance condition as well as a market condition, with each weighted at 50% and paying out independently of the other. Half of the award will vest if the performance condition is met; whereas the other half, which is based on the market condition, has a payout scale ranging from 0% to 150%. Accordingly, the total number of shares that will eventually be granted may vary from the original estimate of 12 million shares. One third of the total grant was expected to vest in February 2017, but such grants did not vest as both the performance and market conditions for the performance period 2014 through 2016 were not met.

In December 2017, CNH Industrial cancelled all PSU’s issued in 2014, 2015 and 2016 and issued a grant of Performance Share Units (“PSU’s”) to its Chief Executive Officer and selected key employees, with financial performance goals covering the three-year period from January 1, 2017 to December 31, 2019. This PSU grant totaled approximately 7 million units. The performance goal is a market condition with a payout schedule ranging from 0 to 130%. In addition there is a performance condition that if not met, reduces the payout by 30%. Accordingly, the total number of shares that will eventually be granted may vary from the original estimate of 7 million shares. The awards cliff vest on February 28, 2020 to the extent that the market condition is met upon completion of the performance period on December 31, 2019.

The awards were granted on December 12 and December 22, 2017 with a weighted average fair value of $9.14 per share. The fair values of the awards are based on the market condition and are calculated using the Monte Carlo Simulation model. The key assumptions utilized to calculate the grant-date fair values for awards issued on these two grant dates are listed below:

	Key Assumptions for awards issued on
	December 12, 2017	December 22, 2017
Expected Volatility	31.2%	31.1%
Dividend yield	0.91%	0.87%
Risk-free rate	1.95%	2.01%

The expected volatility is based on the daily stock price movements experienced by the common shares of CNH Industrial over a three-year period ending on the grant date. The expected dividend yield was based on CNH Industrial’s historical dividend payout as management expected the dividend payout for future years to be consistent. The risk-free interest rate was based on the yields of three-year U.S. Treasury bonds.

The following table reflects the activity of performance-based share units under CNH Industrial EIP for the year ended December 31, 2017:

	2017
	Performance Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	11,725,260	$9.23
Granted	6,632,100	$9.14
Forfeited/Cancelled	(11,725,260)	$9.23
Vested	—	$—
Nonvested at end of year	6,632,100	$9.14

Restricted Share Units

In 2015, 2016 and 2017, CNH Industrial issued to selected employees approximately 2 million, 2 million, and 4 million Restricted Share Units (“RSUs”) with a weighted average fair value of $8.60, $7.30, and $13.23 per share, respectively. These shares will vest in three equal tranches over a three-year period. The fair value of the award is measured using the stock price on the grant date adjusted for the present value of future dividends that employees will not receive during the vesting period.

Additionally, CNH Industrial issued 3 million restricted share units to the Chairman of CNH Industrial in June 2014. The weighted average fair value of these shares is $10.41 per share, measured using the stock price on the grant date adjusted for the present value of future dividends that the Chairman will not receive during the vesting period. These shares are service based and will vest in five tranches at the end of each year. The first, second, third and fourth tranches of 750 thousand, 750 thousand, 600 thousand and 450 thousand shares vested on December 31, 2014, 2015, 2016 and 2017, respectively, and were exercised on February 23, 2015, February 8, 2016, February 8, 2017 and February 20, 2018, respectively.

The following table reflects the activity of restricted share units under CNH Industrial EIP for the year ended December 31, 2017:

	2017
	Restricted Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	4,232,708	$8.14
Granted	3,939,100	$13.23
Forfeited	(172,706)	$7.77
Vested	(1,906,868)	$8.67
Nonvested at end of year	6,092,234	$11.38

CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”)

On September 9, 2013, the CNH Industrial DCP was approved by the shareholders and adopted by the Board of Directors of CNH Industrial. On April 14, 2017, shareholders approved a proposed amendment to the CNH Industrial DCP pursuant to which non-executive directors would only be paid cash compensation for their service as a director. The CNH Industrial DCP provides for the payment of the following to eligible members of the CNH Industrial Board in the form of cash, provided that such members do not receive salary or other employment compensation from CNH Industrial or FCA, and their subsidiaries and affiliates:

•	$125,000 annual retainer fee for each Non-Executive Director
•	An additional $25,000 for each member of the Audit Committee and $35,000 for the Audit Committee Chairman.
•	An additional $20,000 for each member of every other Board committee and $25,000 for the committee chairman. (collectively, the “fees”).

Prior to the amendment of the CNH Industrial DCP, each quarter of the CNH Industrial DCP year, the eligible directors elected the form of payment of their fees. If the elected form was common shares, the eligible director would receive as many common shares as equal to the amount of fees the director elected to be paid in common shares, divided by the fair market value of a CNH Industrial common share on the date that the quarterly payment was made. Common shares issued to the eligible director vested immediately upon grant. If an eligible director elected to receive all or a portion of fees in the form of a stock option, the number of common shares underlying the stock option was determined by dividing (i) by (ii) where (i) equals the dollar amount of the quarterly payment that the eligible director elected to receive in the form of stock options multiplied by four and (ii) the fair market value of the common shares on the date that the quarterly payment was made. The CNH Industrial DCP defined fair market value, as applied to each ordinary share, to be equal to the average of the highest and lowest sale price of a CNH Industrial common share during normal trading hours on the last trading day of each plan quarter in which sales of common shares on the New York Stock Exchange are recorded. Stock options granted as a result of such an election vested immediately, but shares purchased under options cannot be sold for six months following the date of exercise. Stock options terminate upon the earlier of: (1) ten years after the grant date; or (2) six months after the date an individual ceases to be a director.

There were 0.2 million common shares authorized for issuance under the CNH Industrial DCP. As of December 31, 2017, 0.05 million stock options were issued under the CNH Industrial DCP (prior to the amendment described above) at a weighted average exercise price of $9.42 per share. The weighted average fair value for the stock options that were issued in 2015 was $1.65. No stock options were issued under this plan in 2017 or 2016. As of December 31, 2017, 0.02 million restricted share units were issued under the CNH Industrial DCP. The weighted average grant-date fair value of the RSUs that were issued in 2015, 2016 and 2017 were $8.16, $6.78, and $9.28, respectively.

CNH Global Directors’ Compensation Plan (“CNH DCP”)

CNH Global Directors’ Compensation Plan stipulates the right for directors of former CNH Global to be compensated in the form of cash, and/or common shares of CNH Global N.V., and/or options to purchase common shares of CNH Global. On September 29, 2013, CNH Industrial assumed the sponsorship of the CNH DCP in connection with the Merger. Stock options issued under the CNH DCP were converted using the CNH Global exchange ratio of 3.828 CNH Industrial shares for each CNH Global common share and exercisable for common shares of CNH Industrial N.V. upon September 29, 2013. As of December 31, 2017, approximately 0.01 million stock options from the CNH DCP were still outstanding. The CNH DCP was terminated effective as of the Merger and no new equity awards will be issued under the CNH DCP.

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

No stock options were issued in 2015, 2016 or 2017 under the CNH EIP.

The following table summarizes outstanding stock options under the CNH EIP at December 31, 2017:

	Options Outstanding				Options Exercisable
Range of Exercise Price	Shares Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Aggregate Intrinsic Value(A)	Shares Exercisable	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Aggregate Intrinsic Value(A)
$5.01–$10.00	214,574	0.15	$8.78	$991,332	214,574	0.15	$8.78	$991,332
				$991,332				$991,332

(A)

The difference between the exercise price of share-based compensation and the year-end market price of CNH Industrial common shares of $13.40. No amount is shown for awards with an exercise price that is greater than the year-end market price.

The following table reflects the stock option activity under the CNH EIP for the year ended December 31, 2017:

	2017
	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	7,210,881	$9.51
Forfeited	—	$—
Expired	(3,832,177)	$10.15
Exercised	(3,164,130)	$8.78
Outstanding at end of year	214,574	$8.78
Exercisable at end of year	214,574	$8.78

Additional Share-Based Compensation Information

The table below provides additional share-based compensation information for the years ended December 31, 2017, 2016, and 2015:

	2017	2016	2015
	(in millions)
Total intrinsic value of options exercised and shares vested	$23	$12	$33
Fair value of shares vested	$17	$14	$36
Cash received from share award exercises	$28	$—	$8
Tax benefit of options exercised and shares vested	$—	$—	$—

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

The following table sets forth the computation of basic EPS and diluted EPS for the years ended December 31, 2017, 2016 and 2015.

	2017	2016	2015
	(in millions, except per share data)
Basic:
Net income (loss) attributable to CNH Industrial	$295	$(252)	$253
Weighted average common shares outstanding—basic	1,364	1,362	1,361
Basic earnings per share	$0.22	$(0.18)	$0.19
Diluted:
Net income (loss) attributable to CNH Industrial	$295	$(252)	$253
Weighted average common shares outstanding—basic	1,364	1,362	1,361
Effect of dilutive securities (when dilutive):
Stock compensation plans	3	—	2
Weighted average common shares outstanding—diluted (A)	1,367	1,362	1,363
Diluted earnings per share	$0.22	$(0.18)	$0.19

(A)

For the twelve months ended December 31, 2017, 2016, and 2015, 0 million, 7.3 million, and 7.9 million stock options were excluded from the computation of diluted earnings per share, respectively, due to an anti-dilutive impact. An additional 1.9 million shares of common stock outstanding at December 31, 2016 were excluded from the computation of diluted earnings per share due to the net loss position.

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

Year ended December 31, 2017	Gross Amount	Income Taxes	Net Amount
Unrealized gain on cash flow hedges	$84	$5	$89
Changes in retirement plans’ funded status	116	(30)	86
Foreign currency translation	(401)	—	(401)
Share of other comprehensive loss of entities using the equity method	32	—	32
Other comprehensive loss	$(169)	$(25)	$(194)

Year ended December 31, 2016	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(101)	$10	$(91)
Changes in retirement plans’ funded status	(81)	(8)	(89)
Foreign currency translation	319	—	319
Share of other comprehensive loss of entities using the equity method	(40)	—	(40)
Other comprehensive income	$97	$2	$99

Year ended December 31, 2015	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$154	$(34)	$120
Changes in retirement plans’ funded status	191	(33)	158
Foreign currency translation	(359)	—	(359)
Share of other comprehensive loss of entities using the equity method	(47)	—	(47)
Other comprehensive loss	$(61)	$(67)	$(128)

The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following:

	Unrealized Gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Unrealized Gain (Loss) on Available For Sale Securities	Share of Other Comprehensive Income of Entities Using the Equity Method	Total
Balance, December 31, 2014	$(117)	$(1,105)	$(448)	$—	$(66)	$(1,736)
Other comprehensive income (loss), before reclassifications	(28)	76	(358)	—	(47)	(357)
Amounts reclassified from other comprehensive income	148	82	—	—	—	230
Other comprehensive income (loss)[1]	120	158	(358)	—	(47)	(127)
Balance, December 31, 2015	$3	$(947)	$(806)	$—	$(113)	$(1,863)
Other comprehensive income (loss), before reclassifications	(58)	(172)	316	—	(40)	46
Amounts reclassified from other comprehensive income (loss)	(33)	83	—	—	—	50
Other comprehensive income (loss)[1]	(91)	(89)	316	—	(40)	96
Balance, December 31, 2016	$(88)	$(1,036)	$(490)	$—	$(153)	$(1,767)
Other comprehensive income (loss), before reclassifications	56	13	(401)	—	35	(297)
Amounts reclassified from other comprehensive income	33	73	—	—	—	106
Other comprehensive income (loss)[1]	89	86	(401)	—	35	(191)
Balance, December 31, 2017	$1	$(950)	$(891)	$—	$(118)	$(1,958)

(1)	Excluded from the table above is other comprehensive loss allocated to noncontrolling interests of $3, $3 and $(1) for the years ended December 31, 2017, 2016 and 2015, respectively.

Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in December 31, 2017 and 2016 consisted of the following:

	Amount Reclassified from Other Comprehensive Income (Loss)		Consolidated Statement of Operations line
	2017	2016
	(in millions)
Cash flow hedges	$(6)	$(55)	Net sales
	47	4	Cost of goods sold
	(10)	5	Other, net
	—	4	Interest expense
	2	9	Income taxes
	$33	$(33)
Change in retirement plans’ funded status:
Amortization of actuarial losses	$101	$99	*
Amortization of prior service cost	(2)	(5)	*
	(26)	(11)	Income taxes
	$73	$83
Total reclassifications, net of tax	$106	$50

(*)	These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 11: Employee Benefit Plans and Postretirement Benefits” for additional information.

Note 19: Segment Reporting

The operating segments through which the Company manages its operations are based on the internal reporting used by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by the Company.

CNH Industrial has five operating segments:

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe and the Miller brand, primarily in North America and Australia. Following the acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products have been sold under the Kongskilde, Överum, and JF brands.

Construction Equipment designs, manufactures, and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders and telehandlers. Construction equipment is sold under the Case Construction and New Holland Construction Equipment brands.

Commercial Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the Iveco brand, commuter buses and touring coaches under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the Iveco Astra brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

Powertrain designs, manufactures, and offers a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation under the FPT Industrial brand.

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

Until December 31, 2017, the CODM reviewed the performance of operating segments using Operating Profit of Industrial Activities calculated using U.S. GAAP measures. Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, SG&A expenses, and R&D expenses. Operating Profit of Financial Services is defined as revenues, less SG&A expenses, interest expenses and certain other operating expenses. In addition, with reference to Financial Services, the CODM assessed the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP. Furthermore, the CODM reviewed expenditures for long-lived assets; however, other operating segment asset information is not readily available.

A reconciliation from consolidated operating profit to income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP for the years ended December 31, 2017, 2016, and 2015 are provided below.

	Years Ended December 31,
	2017	2016	2015
	(in millions)
Operating profit	$1,662	$1,439	$1,635
Adjustments/reclassifications to convert from operating profit to U.S. GAAP income before income taxes and equity in income of unconsolidated subsidiaries:
Restructuring expenses	(93)	(44)	(84)
Interest expenses of Industrial Activities, net of interest income and eliminations	(484)	(543)	(479)
Other, net	(405)	(861)	(505)
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$680	$(9)	$567

Segment Information

The following summarizes operating profit by reportable segment:

	Years Ended December 31,
	2017	2016	2015
	(in millions)
Agricultural Equipment	$949	$818	$952
Construction Equipment	21	2	90
Commercial Vehicles	272	333	283
Powertrain	362	232	186
Eliminations and other	(85)	(94)	(79)
Total Operating profit of Industrial Activities	$1,519	$1,291	$1,432
Financial Services	479	478	515
Eliminations and other	(336)	(330)	(312)
Operating profit	$1,662	$1,439	$1,635

A summary of additional operating segment information as of and for the years ended December 31, 2017, 2016, and 2015 is as follows:

	Years Ended December 31,
	2017	2016	2015
	(in millions)
Revenues:
Agricultural Equipment	$11,130	$10,120	$11,025
Construction Equipment	2,626	2,304	2,542
Commercial Vehicles	10,415	9,553	9,542
Powertrain	4,372	3,707	3,560
Eliminations and other	(2,375)	(2,015)	(1,992)
Net sales of Industrial Activities	26,168	23,669	24,677
Financial Services	1,625	1,570	1,603
Eliminations and other	(432)	(367)	(368)
Total Revenues	$27,361	$24,872	$25,912
Depreciation and Amortization (*):
Agricultural Equipment	$316	$309	$303
Construction Equipment	65	69	70
Commercial Vehicles	211	208	198
Powertrain	127	124	123
Other activities and adjustments	1	—	—
Depreciation and amortization of Industrial Activities	720	710	694
Financial Services	5	6	5
Depreciation and amortization	$725	$716	$699
Expenditures for long-lived assets (*):
Agricultural Equipment	$208	$194	$308
Construction Equipment	36	36	47
Commercial Vehicles	152	173	182
Powertrain	90	96	112
Other activities	2	2	4
Expenditures for long-lived assets of Industrial Activities	488	501	653
Financial Services	4	2	3
Expenditures for long-lived assets	$492	$503	$656

(*)	Excluding assets sold with buy-back commitments and equipment on operating leases

Geographic Information

CNH Industrial has its principal office in London, England, U.K. Revenues earned in the U.K. from external customers were $886 million, $842 million, and $1,008 million for the years ended December 31, 2017, 2016, and 2015, respectively. Revenues earned in the rest of the world from external customers were $26,475 million, $24,030 million, and $24,904 million for the years ended December 31, 2017, 2016, and 2015, respectively. The following highlights revenues earned from external customers in the rest of the world by destination:

	2017	2016	2015
	(in millions)
United States	$4,670	$4,628	$5,533
Italy	3,052	2,874	2,524
France	2,635	2,608	2,580
Brazil	1,788	1,587	1,670
Germany	1,751	1,574	1,565
Canada	1,226	1,182	1,229
Australia	1,068	947	846
Spain	1,003	921	810
Argentina	986	680	768
Poland	506	435	479
Other	7,790	6,594	6,900
Total Revenues from external customers in the rest of world	$26,475	$24,030	$24,904

Total long-lived tangible and intangible assets located in the U.K. were $293 million and $234 million at December 31, 2017 and 2016, respectively, and the total of such assets located in the rest of the world totaled $11,819 million and $11,306 million at December 31, 2017 and 2016, respectively. The following highlights long-lived tangible and intangible assets by geographic in the rest of the world:

	At December 31,
	2017	2016
	(in millions)
United States	$4,850	$5,081
Italy	1,667	1,510
France	931	805
Germany	885	808
Spain	775	625
Canada	565	519
Brazil	386	436
China	278	280
Other	1,482	1,242
Total Long-lived assets in the rest of the world	$11,819	$11,306

In 2017, 2016, and 2015, no single external customer of CNH Industrial accounted for 10 percent or more of consolidated revenues.

Note 20: Related Party Information

CNH Industrial’s related parties are primarily EXOR N.V. and the companies that EXOR N.V. controls or has significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”). As of January 31, 2018, EXOR N.V. held 41.9% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of January 31, 2018. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates over which CNH Industrial has a significant influence or jointly controls.

The Company’s Audit Committee reviews and evaluates all significant related party transactions.

Transactions with EXOR N.V. and its Subsidiaries and Affiliates

EXOR N.V. is an investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the years ended December 31, 2017 and 2016. On September 1, 2015, EXOR N.V. closed the sale of its interest in Cushman & Wakefield to DTZ. During the year ended December 31, 2015, CNH Industrial purchased real estate services from Cushman & Wakefield. The related transaction amounts were insignificant during 2017 and 2016.

In connection with the Demerger, Fiat (now known as FCA) and Fiat Industrial (now known as CNH Industrial) entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services (such as purchasing, tax, accounting and other back office services, security and training) to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in Letters.

Additionally, CNH Industrial sells engines and light commercial vehicles to and purchases engine blocks and other components from FCA subsidiaries. Furthermore, CNH Industrial and FCA may engage in other minor transactions in the ordinary course of business.

These transactions with FCA are reflected in the Company’s consolidated financial statements as follows:

	2017	2016	2015
	(in millions)
Net sales	$699	$806	$762
Cost of goods sold	$444	$466	$463
Selling, general and administrative expenses	$155	$148	$161

	12/31/2017	12/31/2016
	(in millions)
Trade receivables	$17	$11
Trade payables	$96	$105

Transactions with Unconsolidated Subsidiaries and Affiliates

CNH Industrial sells commercial vehicles, agricultural and construction equipment and provides technical services to unconsolidated subsidiaries and affiliates such as IVECO—OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from unconsolidated subsidiaries and affiliates, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	2017	2016	2015
	(in millions)
Net sales	$1,028	$782	$700
Cost of goods sold	$446	$392	$430

	12/31/2017	12/31/2016
	(in millions)
Trade receivables	$102	$113
Trade payables	$97	$108

At December 31, 2017 and 2016, CNH Industrial had pledged guarantees on commitments of its joint ventures for an amount of $255 million and $187 million, respectively, mainly related to IVECO—OTO MELARA Società Consortile a responsabilità limitata

Note 21: Supplemental Information

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

	Statement of Operations
	Industrial Activities			Financial Services
	2017	2016	2015	2017	2016	2015
	(in millions)
Revenues
Net sales	$26,168	$23,669	$24,677	$—	$—	$—
Finance and interest income	122	153	201	1,625	1,570	1,603
Total Revenues	$26,290	$23,822	$24,878	$1,625	$1,570	$1,603
Costs and Expenses
Cost of goods sold	21,621	19,539	20,357	—	—	—
Selling, general & administrative expenses	2,071	1,979	2,032	259	283	285
Research and development expenses	957	860	856	—	—	—
Restructuring expenses	90	43	82	3	1	2
Interest expense	604	694	678	555	521	576
Interest compensation to Financial Services	338	332	314	—	—	—
Other, net	396	855	497	341	294	235
Total Costs and Expenses	$26,077	$24,302	$24,816	$1,158	$1,099	$1,098
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	213	(480)	62	467	471	505
Income tax (expense)	(413)	(137)	(202)	(42)	(161)	(158)
Equity income of unconsolidated subsidiaries and affiliates	61	34	20	27	24	21
Results from intersegment investments	452	334	368	—	—	—
Net income (loss)	$313	$(249)	$248	$452	$334	$368

	Balance Sheets
	Industrial Activities		Financial Services
	2017	2016	2017	2016
	(in millions)
ASSETS
Cash and cash equivalents	$4,901	$4,649	$529	$368
Restricted cash	—	—	770	837
Trade receivables	490	596	53	58
Financing receivables	1,718	1,592	20,699	19,546
Inventories, net	6,064	5,396	216	213
Property, plant and equipment, net	7,001	6,395	2	2
Investments in unconsolidated subsidiaries and affiliates	3,173	2,886	205	153
Equipment under operating leases	35	17	1,810	1,890
Goodwill	2,316	2,296	156	153
Other intangible assets, net	779	772	13	15
Deferred tax assets	835	1,060	198	188
Derivative assets	73	98	14	8
Other assets	1,706	1,505	358	382
TOTAL ASSETS	$29,091	$27,262	$25,023	$23,813
LIABILITIES AND EQUITY
Debt	$7,396	$7,691	$21,075	$20,061
Trade payables	5,936	5,042	193	180
Deferred tax liabilities	97	84	215	310
Pension, postretirement and other postemployment benefits	2,280	2,256	20	20
Derivative liability	88	239	20	21
Other liabilities	8,869	7,478	686	669
TOTAL LIABILITIES	$24,666	$22,790	$22,209	$21,261
Equity	4,400	4,451	2,814	2,552
Redeemable noncontrolling interest	25	21	—	—
TOTAL LIABILITIES AND EQUITY	$29,091	$27,262	$25,023	$23,813

	Cash Flow Statements
	Industrial Activities			Financial Services
	2017	2016	2015	2017	2016	2015
	(in millions)
Operating activities:
Net income (loss)	$313	$(249)	$248	$452	$334	$368
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	720	710	694	5	6	5
Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	328	284	238	297	261	209
(Gain) loss from disposal of assets	27	4	(2)	—	—	—
Loss on repurchase of Notes	56	60	—	8	—	—
Undistributed income (loss) of unconsolidated subsidiaries	(107)	37	(104)	(27)	(25)	(17)
Other non-cash items	208	73	213	87	122	118
Changes in operating assets and liabilities:
Provisions	239	42	(61)	(6)	4	13
Deferred income taxes	217	43	59	(95)	22	60
Trade and financing receivables related to sales, net	147	(7)	354	(821)	(95)	(50)
Inventories, net	(211)	141	507	(2)	(35)	(34)
Trade payables	359	121	(162)	8	(19)	4
Other assets and liabilities	120	460	112	50	155	220
Net cash provided (used) by operating activities	2,416	1,719	2,096	(44)	730	896
Investing activities:
Additions to retail receivables	—	—	—	(4,078)	(3,951)	(4,498)
Collections of retail receivables	—	—	—	4,384	4,569	5,146
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	17	12	11	—	—	—
Proceeds from sale of assets under operating leases and assets sold under buy-back commitments	374	234	320	476	426	406
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and sold under buy-back commitments	(488)	(501)	(653)	(4)	(2)	(3)
Expenditures for assets under operating lease and assets sold under buy-back commitments	(1,079)	(884)	(875)	(664)	(747)	(976)
Other	(274)	380	2,151	358	(562)	(2,019)
Net cash provided (used) by investing activities	(1,450)	(759)	954	472	(267)	(1,944)
Financing activities:
Proceeds from long-term debt	2,006	1,754	650	13,890	10,875	9,277
Payments of long-term debt	(2,580)	(2,085)	(2,483)	(14,222)	(11,685)	(8,185)
Net increase (decrease) in other financial liabilities	(308)	(219)	51	362	87	45
Dividends paid	(168)	(207)	(297)	(357)	(341)	(207)
Other	(25)	(58)	23	46	105	43
Net cash provided (used) by financing activities	(1,075)	(815)	(2,056)	(281)	(959)	973
Effect of foreign exchange rate changes on cash and cash equivalents	361	(47)	(565)	14	31	(133)
Increase (decrease) in cash and cash equivalents	252	98	429	161	(465)	(208)
Cash and cash equivalents, beginning of year	4,649	4,551	4,122	368	833	1,041
Cash and cash equivalents, end of year	$4,901	$4,649	$4,551	$529	$368	$833

Note 22: Subsequent Event

On January 30, 2018, the Company announced that the Board of Directors intends to recommend to the Company’s shareholders the renewal of the authorization to repurchase up to a maximum of 10% of the Company’s issued common shares. It was also announced that, after such authorization and subject to general and market conditions, the Company intends to launch a buy-back program up to $700 million, representing an increase of $400 million versus the current program.

On February 20, 2018, the United States Supreme Court (the “Supreme Court”) ruled in favor of the Company and reversed the decision of the U.S. Court of Appeals for the Sixth Circuit, in Reese v. CNH Industrial N.V. and CNH Industrial America LLC (“Reese”), ruling that retirees are not necessarily entitled to a lifetime health care benefits under the terms of an expired collective bargaining agreement that included a general termination clause that applied to all benefits. We expect the case to be remanded to the trial court for entry of judgement for CNH Industrial and dismissal of the plaintiffs’ complaint. Once the district court enters judgement in this case, which we expect to occur during the first half of 2018, the Company intends to review the retiree health care benefits applicable to the retirees in the Reese case (the “Reese Retirees”). Modifications to, or elimination of, the existing retiree health care benefits for the Reese Retirees may result in a reduction or elimination of the related Company’s post-employment benefit obligations. At this stage, however, the Company has not taken a decision on how to implement the U.S. Supreme Court decision and therefore is currently unable to estimate its financial impact.

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

2.1

Indenture, dated as of August 18, 2016, by and between CNH Industrial N.V., as issuer, and U.S. Bank National Association, as trustee, relating to the CNH Industrial N.V. debt securities. (Previously filed as Exhibit 4.1 to the report of on Form 6-K of the registrant (File No. 001-36085) and incorporated herein by reference).

2.2 2.3

Officers’ Certificate, dated as of August 18, 2016 (including Form of 4.50% Note due 2023 included therein). (Previously filed as Exhibit 4.2 to Form 6‑K of the registrant on August 18, 2016 (File No. 001-36085) and incorporated herein by reference).

Officers’ Certificate, dated as of November 14, 2017 (including Form of 3.850% Note due 2027 included therein). (Previously filed as Exhibit 4.1 to Form 6‑K of the registrant on November 14, 2017 (File No. 001-36085) and incorporated herein by reference).

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

4.2

Fiat Industrial S.p.A. Long-Term Incentive Plan (Previously filed as Exhibit 4.3 to the Registration Statement on Form S-8 of the registrant on October 1, 2013 (File No. 333-191477) and incorporated herein by reference).

4.3

CNH Global N.V. Directors’ Compensation Plan (Previously filed as Exhibit 4.4 to the Registration Statement on Form S-8 of the registrant on October 1, 2013 (File No. 333-191477) and incorporated herein by reference).

4.4

CNH Industrial N.V. Directors’ Compensation Plan (Previously filed as Exhibit 4.5 to the Registration Statement on Form S-8 of the registrant on October 1, 2013 (File No. 333-191477) incorporated herein by reference).

4.5

Case New Holland Industrial Inc. 2005 Deferred Compensation Plan, restated effective January 1, 2012 (Previously filed as Exhibit 4.9 to the Annual Report on Form 20-F of the registrant for the year ended December 31, 2014 (File No. 001-36085) and incorporated herein by reference).

4.6

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
Dated: March 2, 2018

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.