Form 20-F
period 2018-12-31
CNH Industrial N.V.
filed 2019-03-01
CIK 1567094

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________
FORM 20-F
____________________________________
☐    REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-36085
____________________________________
CNH INDUSTRIAL N.V.
(Exact name of registrant as specified in its charter)
____________________________________
The Netherlands
(Jurisdiction of incorporation or organization)
25 St. James’s Street
London
SW1A 1HA
United Kingdom
(Address of principal executive offices)
Michael P. Going
Secretary
c/o CNH Industrial America LLC
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
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
_______________________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,353,831,958 common shares, par value €0.01 per share, and 388,725,624 special voting shares, par value €0.01 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☑    No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934.  Yes  ☐    No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☑    No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes  ☑    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
2017 and 2016 figures included in the following sections have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (ASC 606), retirement benefit accounting (ASU 2017-07) and statement of cash flows - restricted cash (ASU 2016-18).
Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) North America; (2) EMEA; (3) LATAM and (4) APAC. The geographic designations have the following meanings:

•	North America (formerly NAFTA): United States, Canada and Mexico;

•	EMEA: member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

•	LATAM: Central and South America, and the Caribbean Islands; and

•	APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States.
Certain industry and market share information in this Annual Report has been presented on a worldwide basis which includes all countries. In this Annual Report, management estimates of market share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers in North America, the Committee for European Construction Equipment in Europe, the Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”) in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by independent service bureaus. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles, regions are defined as: Europe (the 27 countries where our Commercial Vehicles segment competes, excluding United Kingdom and Ireland, for market share and total industry volume (“TIV”) reporting purposes), LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia and New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

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
The following table contains our selected historical financial data as of and for each of the five years ended December 31, 2018, 2017, 2016, 2015 and 2014.

	For the Years Ended December 31,
	2018	2017	2016	2015	2014
	(in millions, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Net sales	$27,831	$25,769	$23,216	$24,677	$31,196
Finance and interest income	1,875	1,932	1,879	1,235	1,359
Total Revenues	29,706	27,701	25,095	25,912	32,555
Net (loss) income	$1,099	$290	$(261)	$248	$708
Net (loss) income attributable to CNH Industrial N.V.	$1,068	$272	$(264)	$253	$710
Earnings per share attributable to CNH Industrial N.V.:
Basic earnings per common share	$0.79	$0.20	$(0.19)	$0.19	$0.52
Diluted earnings per common share	$0.78	$0.20	$(0.19)	$0.19	$0.52
Cash dividends declared per common share(1)	$0.173	$0.118	$0.148	$0.214	$0.277

	As of December 31,
	2018	2017	2016	2015	2014
	(in millions)
Consolidated Balance Sheet Data:
Total Assets	$46,100	$48,298	$45,555	$46,677	$51,824
Share capital	$25	$25	$25	$25	$25
Common shares outstanding	1,354	1,364	1,362	1,362	1,355
Special voting shares outstanding	389	389	412	413	415
Equity	$5,068	$4,232	$4,320	$4,843	$4,961

(1)
On March 1, 2019, the Board of Directors recommended to the Company’s shareholders a dividend of €0.18 per common share, totaling approximately €244 million (equivalent to approximately $277 million, translated at the exchange rate reported by the European Central Bank on February 27, 2019). The recommended dividend is subject to the approval of the Company’s shareholders at the Annual General Meeting of shareholders to be held on April 12, 2019. For 2018, CNH Industrial declared and a paid a dividend of €0.14 per common share. For 2017, CNH Industrial declared and paid a dividend of €0.11 per common share. For 2016, CNH Industrial declared and paid a dividend of €0.13 per common share. For each of 2015 and 2014, CNH Industrial declared and paid dividend of €0.20 per common share. The cash dividends for 2018, 2017, 2016, 2015, and 2014 were paid on May 2, 2018, May 2, 2017, May 3, 2016, April 29, 2015, and April 30, 2014, respectively, and shareholders who held common shares on the record date traded on the NYSE received the dividend in U.S. dollars at the USD/EUR exchange rate reported by the European Central Bank on April 19, 2018 ($0.1722), April 20, 2017 ($0.1182) April 21, 2016 ($0.1476), April 16, 2015 ($0.2142), and April 17, 2014 ($0.2771), respectively.

B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
The following risks should be considered in conjunction with “Item 5. Operating and Financial Review and Prospects” beginning on page 29, the other risks described in the Safe Harbor Statement beginning on page 59 and notes to the consolidated financial statements beginning on page F-9. These risks may affect our operating results and, individually or in the aggregate, could cause our actual results to differ materially from past and projected future results. Some of these risks and uncertainties could affect particular lines of business, while others could affect all of our businesses. Although risks are discussed separately, many are interrelated. The following discussion of risks may contain forward-looking statements that are intended to be covered by the Safe Harbor Statement beginning on page 59. Except as may be required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. It is impossible to predict or identify all risk factors and, consequently, you should not consider the following factors to be a complete discussion of risks and uncertainties that may affect us. We invite you to consult any further related disclosures we make from time to time in materials filed with or furnished to the United States Securities and Exchange Commission (“SEC”).
Risks Related to Our Business, Strategy and Operations
Global economic conditions impact our businesses.   Our results of operations and financial position are and will continue to be influenced by macroeconomic factors – including changes in gross domestic product, the level of consumer and business confidence, changes in interest rates or the availability of credit, inflation and deflation, energy prices, and the cost of commodities or other raw materials – which exist in the countries and regions in which we operate. Such macroeconomic factors vary from time to time and their effect on our results of operations and financial position cannot be specifically and singularly assessed and/or isolated.
Economic conditions vary across regions and countries, and demand for our products and services generally increases in those regions and countries experiencing economic growth and investment. Slower economic growth or a change in global mix of regions and countries experiencing economic growth and investment could have an adverse impact on our business, results of operations and financial condition. In a weaker economic environment, some dealers and customers may delay or cancel plans to purchase our products and services and may not be able to fulfill their obligations to us in a timely fashion. Our suppliers may also be impacted by economic pressures, which may adversely affect their ability to fulfill their obligations to us. These factors could result in product delays, increased accounts receivable, defaults and inventory challenges. In addition, demand for our products and services can be significantly impacted by concerns regarding the diverse economic and political circumstances in the European Union, the debt burden of several countries in the European Union, the risk that one or more European Union countries could come under increasing pressure to leave the European Union and the long-term stability of the euro as a single common currency. These concerns, along with the significant fiscal adjustments carried out in several countries, intended to manage actual or perceived sovereign credit risk, have led to further pressure on economic growth and may lead to new periods of economic volatility and recession in the European Union. Similarly, in Brazil and Argentina, macroeconomic conditions remain volatile. If there is significant deterioration in the global economy or the economies of key countries or regions, the demand for our products and services would likely decrease and our results of operations, financial position and cash flows could be materially and adversely affected.
We are exposed to political, economic, trade and other risks beyond our control as a result of operating a global business.   We manufacture and sell products and offer services in several continents and numerous countries around the world including those experiencing varying degrees of political and economic instability. Given the global nature of our activities, we are exposed to risks associated with international business activities that may increase our costs, impact our ability to manufacture and sell our products and require significant management attention. These risks include:

•	changes in laws, regulations and policies that affect, among other things:

–	import and export duties and quotas;

–	currency restrictions;

–	the design, manufacture and sale of our products, including, for example, engine emissions regulations;

–	interest rates and the availability of credit to our dealers and customers;

–	property, contract rights and intellectual property;

–
where, to whom, and what type of products may be sold, including new or additional trade or economic sanctions imposed by the U.S., EU or other governmental authorities and supranational organizations (e.g., the United Nations); and

–	taxes;

•	regulations from changing world organization initiatives and agreements;

•	changes in the dynamics of the industries and markets in which we operate;

•	labor disruptions;

•
disruption in the supply of raw materials and components, including rare materials (the latter might be more easily the target of sudden increases due to a variety of factors, including speculative measures or unforeseen political changes);

•
changes in governmental debt relief and subsidy program policies in certain significant markets such as Argentina and Brazil, including the Brazilian government discontinuing programs subsidizing interest rates on equipment loans;

•
withdrawal from or changes to trade agreements or trade terms, negotiation of new trade agreements and the imposition of new (and retaliatory) tariffs on certain countries, or covering certain products or raw materials; and

•	war, civil unrest and terrorism.
In recent years, terrorist attacks have occurred around the world, leading to personal safety anxieties and political instability in many countries and, ultimately, an impact on consumers’ confidence. More recently, growing populist political movements in several major developed countries, changes in or uncertainty surrounding global trade policies and other unanticipated changes to the previous geopolitical order may have negative effects on the global economy.
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
Reduced demand for equipment would reduce our sales and profitability.   The agricultural equipment market is influenced, in particular, by factors such as:

•	the price of agricultural commodities and the ability to competitively export agricultural commodities;

•	the profitability of agricultural enterprises, farmers’ income and their capitalization;

•	the demand for food products; and

•
agricultural policies, including aid and subsidies to agricultural enterprises provided by governments and/or supranational organizations, policies impacting commodity prices or limiting the export or import of commodities, and alternative fuel mandates.

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
We use a variety of raw materials in our businesses, including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium. The availability and price of these raw materials fluctuate, particularly during times of economic volatility or regulatory instability or in response to changes in tariffs, and while we seek to manage this exposure, we may not be successful in mitigating these risks. Further, increases in the prices for raw materials can significantly increase our costs of production, which could have a material adverse effect on our business, results of operations and financial condition, particularly if we are unable to offset the increased costs through an increase in product pricing.
Competitive activity, or failure by us to respond to actions by our competitors, could adversely affect our results of operations.   We operate in highly competitive global and regional markets. Depending on the particular country, we compete with other international, regional and local manufacturers and distributors of agricultural and construction equipment, commercial vehicles, and powertrains. Certain of our global competitors have substantial resources and may be able to provide products and services at little or no profit or even at a loss to compete with certain of our product offerings. We compete primarily on the basis of product performance, innovation, quality, distribution, customer service and price. Aggressive pricing or other strategies pursued by competitors, unanticipated product or manufacturing delays, quality issues, or our failure to price our products competitively could adversely affect our business, results of operations and financial position. Additionally, there has been a trend towards consolidation in the trucks and construction equipment industries that has resulted in larger and potentially stronger competitors in those markets. The markets in which we compete are highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, customer service and financial services offered. Competition, particularly on pricing, has increased significantly in the markets in which we compete in recent years. Should we be unable to adapt effectively to market conditions, this could have an adverse effect on our business, results of operations and financial condition.
Costs of ongoing compliance with, or failure to comply with, increasingly stringent environmental, health and safety laws could have an adverse effect on our results of operations.   We are subject to comprehensive and constantly evolving laws, regulations and policies in numerous jurisdictions around the world. We expect the extent of legal requirements affecting our businesses and our costs of compliance to continue to increase in the future. Such laws govern, among other things, products – with requirements on emissions of polluting gases and particulate matter, increased fuel efficiency and safety becoming increasingly strict – and industrial plants – with requirements for reduced emissions, treatment of waste and water and prohibitions on soil contamination also becoming increasingly strict. To comply with such laws, we make significant investments in research and development and capital expenditures and expect to continue to incur substantial costs in the future. Failure to comply with such laws could limit or prohibit our ability to sell our products in a particular jurisdiction, expose us to penalties or clean-up costs, civil or criminal liability and sanctions on certain of our activities, as well as damage to property or natural resources. Liabilities, sanctions, damages and remediation efforts related to any non-compliance with such laws, including those that may be adopted or imposed in the future, could negatively impact our ability to conduct our operations and our results of operations and financial condition. In addition, there can be no assurances that we will not be adversely affected by costs, liabilities or claims with respect to any subsequently acquired operations.
Further, environmental, health and safety regulations change from time to time, as may related interpretations and other guidance. For example, changes in environmental and climate change laws, including laws relating to engine and vehicle emissions, safety regulations, fuel requirements, restricted substances, or greenhouse gas emissions, could lead to new or additional investments in product designs and could increase environmental compliance expenditures. If these laws are either changed or adopted and impose significant operational restrictions and compliance requirements on us or our products, they could result in higher capital expenditures and negatively impact our business, results of operations, financial position and competitive position. Finally, recent public opinion backlash against emissions regulations might trigger the adoption of policies severely restricting the use of diesel engines.
Changes in government monetary or fiscal policies may negatively impact our results.  Most countries where our products and services are sold have established central banks to regulate monetary systems and influence economic activities, generally by adjusting interest rates. Some governments may implement measures designed to slow the economic growth rate in those countries (e.g. higher interest rates, reduced bank lending and other anti-inflation measures). Rising interest rates could have a dampening effect on the overall economic activity and/or the financial condition of our customers, either or both of which could negatively affect demand for our products and our customers’ ability to repay obligations to us. Central banks and other policy arms of many countries may take further actions to vary the amount of liquidity and credit available in an economy. The impact from a change in liquidity and credit policies could negatively affect the customers and markets we serve or our suppliers, which could adversely impact our business, results of operations and financial condition. Government initiatives that are intended to stimulate demand for products sold by us, such as changes in tax treatment or purchase incentives for new equipment, can substantially influence the timing and level of our revenues. The terms, size and duration of such government actions are unpredictable and outside of our control. Any adverse change in government policy relating to those initiatives could have a material adverse effect on our business, results of operations and financial condition.
Our future performance depends on our ability to innovate and on market acceptance of new or existing products.   The success of our businesses depends on our ability to maintain or increase our market share in existing markets and to expand into new markets through the development of innovative, high-quality products that provide adequate profitability. This is dependent on a number of factors, including our ability to maintain key dealer relationships, our ability to produce products that meet the quality, performance and price expectations of our customers, and our ability to develop effective sales, dealer training and marketing programs. Failure to develop and offer innovative products that compare favorably to those of our principal competitors in terms of price, quality, functionality, features, mobility and connected services, vehicle electrification, fuel cell technology and autonomy, or delays in bringing strategic new products to market, or the inability to adequately protect our intellectual property rights or supply products that meet regulatory requirements, including engine emissions requirements, could result in reduced market share, which could have a material adverse effect on our business, results of operations and financial condition.
Our existing operations and expansion plans in emerging markets could entail significant risks.   Our ability to grow our businesses depends to an increasing degree on our ability to increase market share and operate profitably worldwide, and in particular, in emerging market countries, such as Brazil, Russia, India, China, Argentina, Turkey, and South Africa. In addition, we could increase our use of suppliers located in such countries. Our implementation of these strategies will involve a significant investment of capital and other resources and exposes us to multiple and potentially conflicting cultural practices, business practices and legal requirements that are subject to change, including those related to tariffs, trade barriers, investments, property ownership rights, taxation and sanction requirements. For example, we may encounter difficulties in obtaining necessary governmental approvals in a timely manner. In addition, we may experience delays and incur significant costs in constructing facilities, establishing supply channels, and commencing manufacturing operations. Further, customers in these markets may not readily accept our products as opposed to products manufactured and commercialized by our competitors. The emerging market countries may also be subject to a greater degree of economic and political volatility that could adversely affect our financial position, results of operations and cash flows. Many emerging market economies have experienced slower growth, volatility, and other economic challenges in recent periods and may be subject to a further slowdown in gross domestic product expansion and/or be impacted by domestic political or currency volatility, potential hyperinflationary conditions and/or increase of public debt.
We are subject to extensive anti-corruption and antitrust laws and regulations.   Due to the global scope of our operations, we are subject to many laws and regulations that apply to our operations around the world, including the U.S. Foreign Corrupt Practices Act, and the U.K. Bribery Act, as well as a range of national anti-corruption and antitrust or competition laws that apply to conduct in a particular jurisdiction. These anti-corruption laws prohibit improper payments in cash or anything of value to improperly influence third parties to obtain or retain business or gain a business advantage. These laws tend to apply regardless of whether those practices are legal or culturally acceptable in a particular jurisdiction. Over the past several years there has been an increase in the enforcement of anti-corruption and antitrust or competition laws both globally and in particular jurisdictions and we have from time to time been subject to investigations and charges claiming violations of anti-corruption or antitrust or competition laws, including our settlement of the EU antitrust investigation announced on July 19, 2016. Following this settlement, the Company has been named as defendant in current private litigation commenced in various European jurisdictions and Israel that remains at an early stage. The Company expects to face further claims in various jurisdictions, the extent and outcome of which cannot be predicted at this time. We are committed to operating in compliance with all applicable laws, in particular anti-corruption and antitrust or competition laws. We have implemented a program to promote compliance with these laws and to reduce the likelihood of potential violations. Our compliance program, however, may not in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that may violate the applicable laws or regulations of the jurisdictions in which we operate. Such improper actions could subject us to civil or criminal investigations and monetary, injunctive and other penalties as well as damage claims. Investigations of alleged violations of these laws tend to be expensive and require significant management time and attention, and these investigations of purported violations, as well as any publicity regarding potential violations, could harm our reputation and have a material adverse effect on our business, results of operations and financial position. For further information see "Note 14: Commitments and Contingencies” to the consolidated financial statements at December 31, 2018.

We may be adversely affected by the U.K. vote to leave the European Union (Brexit).   In a June 23, 2016 referendum, the United Kingdom (“U.K.”) voted to terminate the U.K.’s membership in the European Union (“Brexit”). Negotiations will determine the terms of the U.K.’s future relationship with the European Union and its member states, including the terms of trade. Any effect of Brexit is expected to depend on the agreements, if any, negotiated between the U.K. and the EU with respect to reciprocal market access and other matters, either during a transitional period or more permanently. The terms of the withdrawal, including terms of trade, are subject to ongoing negotiations that have created significant uncertainty about the future relationship between the U.K. and the EU. Brexit may also lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which EU laws to replace or replicate. Any of these effects of Brexit, among others, could adversely affect our business, results of operations and financial condition.
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
We are organized as a Dutch company but we are considered resident in the U.K. for U.K. tax purposes. This determination is based on the U.K. as the location of management and control which has been confirmed through a mutual agreement procedure with the relevant tax authorities (as to which see “Other Risks – CNH Industrial operates and will continue to operate, as a company that is resident in the U.K. for tax purposes; other tax authorities may treat CNH Industrial as being tax resident elsewhere”). We do not expect Brexit to affect our tax residency in the U.K.; however, we are unable to predict with certainty whether the discussions to implement Brexit will ultimately have any impact on this matter.
Dealer equipment sourcing and inventory management decisions could adversely affect our sales.   We sell our products primarily through independent dealers and are subject to risks relating to their inventory management decisions and operating and sourcing practices. Our dealers carry inventories of finished products and parts as part of ongoing operations and adjust those inventories based on their assessment of future sales opportunities and market conditions, including the level of used equipment inventory. If our dealers’ inventory levels are higher than they desire, they may postpone product purchases from us, which could cause our sales to be lower than the end-user demand for our products and negatively impact our results. Similarly, our sales could be negatively impacted through the loss of time-sensitive sales if our dealers do not maintain inventory sufficient to meet customer demand. Further, dealers who carry other products that compete with our products may focus their inventory purchases and sales efforts on goods provided by other suppliers due to industry demand or profitability. Such inventory adjustments and sourcing decisions can adversely impact our sales, results of operations and financial condition.
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
Our results of operations may be adversely impacted by various types of claims, lawsuits, and other contingent obligations.   We are involved in pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contract issues, and environmental claims that arise in the ordinary course of our business. The industries in which we operate are also periodically reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims. The ultimate outcome of these legal matters pending against us is uncertain, and although such legal matters are not expected individually to have a material adverse effect on our financial position or profitability, such legal matters could, in the aggregate, in the event of unfavorable resolutions thereof, have a material adverse effect on our results of operations and financial condition. Furthermore, we could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. In addition, while we maintain insurance coverage with respect to certain risks, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against claims under such policies. As required by U.S. GAAP, we establish reserves based on our assessment of contingencies, including contingencies related to legal claims asserted against us. Subsequent developments in legal proceedings may affect our assessment and estimates of the loss contingency recorded as a reserve and require us to make payments that exceed our reserves, which could have a material adverse effect on our results of operations and/or financial position. For further information see “Note 14: Commitments and Contingencies” to the consolidated financial statements for the year ended December 31, 2018 for additional information.
A cybersecurity breach could interfere with our operations, compromise confidential information, negatively impact our corporate reputation and expose us to liability.   We rely upon information technology systems and networks, some of which are managed by third parties, in connection with a variety of our business activities. These systems include supply chain, manufacturing, distribution, invoicing and collection of payments from dealers or other purchasers of our products and from customers of our financial services business, and connection services among vehicles. We use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information and the proprietary information of our customers, suppliers and dealers, as well as personally identifiable information of our dealers, customers and employees, in data centers and on information technology networks. Operating these information technology systems and networks, and processing and maintaining this data, in a secure manner, are critical to our business operations and strategy. Increased information technology security threats and more sophisticated computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. Cybersecurity attacks could also include attacks targeting customer data or the security, integrity and/or reliability of the hardware and software installed in our products.
While we actively manage information technology security risks within our control through security measures, business continuity plans and employee training around phishing and other cyber risks, there can be no assurance that such actions will be sufficient to mitigate all potential risks to our systems, networks, data, and products. Furthermore, third parties on which we rely, including internet, mobile communications technology and cloud service providers, could be sources of information security risk to us.
A failure or breach in security, whether of our systems and networks or those of third parties on which we rely, could expose us and our customers, dealers and suppliers to risks of misuse of information or systems, the compromising of confidential information, loss of financial resources, manipulation and destruction of data, defective products, production downtimes and operations disruptions, which in turn could adversely affect our reputation, competitive position, businesses and results of operations. Security breaches could also result in litigation, regulatory action, unauthorized release of confidential or otherwise protected information and corruption of data, as well as remediation costs and higher operational and other costs of implementing further data protection measures. In addition, as security threats continue to evolve we may need to invest additional resources to protect the security of our systems and data. The amount of insurance coverage we maintain may be inadequate to cover claims or liabilities relating to a cybersecurity attack.
Changes in privacy laws could disrupt our business.   We are also subject to various laws regarding privacy and the protection of personal information. The regulatory framework for privacy and data security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. On May 25, 2018, the European Union's General Data Protection Regulation (“GDPR”) became effective. The GDPR imposes more stringent data protection requirements and provides for greater penalties for noncompliance. We may be required to incur significant costs to comply with privacy and data security laws, rules and regulations, including the GDPR. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.
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
Our ability to execute our strategy is dependent upon our ability to attract, motivate and retain qualified personnel Our ability to compete effectively, to manage our business effectively and to expand our business depends, in part, on our ability to attract, motivate and retain qualified personnel in key functions. In particular, we are dependent on our ability to attract, motivate and retain qualified personnel with the requisite education, background, talents and industry experience. Failure to attract and retain qualified personnel, whether as a result of an insufficient number of qualified applicants, difficulty in recruiting new personnel, or the inability to integrate and retain qualified personnel, could impair our ability to execute our business strategy and could adversely affect our business.
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
International trade policies may impact demand for our products and our competitive position. Government policies on international trade and investment such as sanctions, import quotas, capital controls or tariffs, whether adopted by non-governmental bodies, individual governments or addressed by regional trade blocs, may affect the demand for our products, technology and services, impact the competitive position of our products or prevent us from being able to sell products to certain customers or in certain countries. The implementation of more protectionist trade policies, such as more detailed inspections, higher tariffs, or new barriers to entry, in countries where we sell products and provide services could negatively impact our business, results of operations and financial position. For example, a government’s adoption of trade sanctions or “buy national” policies or retaliation by another government against such policies could have a negative impact on our results of operations.
Financial Risks
Difficulty in obtaining financing or refinancing existing debt could impact our financial performance.   Our performance will depend on, among other things, our ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and access to capital markets or other sources of financing. A decline in revenues could have a negative impact on the cash-generating capacity of our operations. Consequently, we could find ourselves in the position of having to seek additional financing and/or having to refinance existing debt, including in unfavorable market conditions with limited availability of funding and a general increase in funding costs. Instability in global capital markets, including market disruptions, limited liquidity and interest rate and exchange rate volatility, could reduce our access to capital markets or increase the cost of our short and long-term financing. Any difficulty in obtaining financing could have a material adverse effect on our business, results of operations and financial position.
Our ability to access the capital markets or other forms of financing and related costs are highly dependent on, among other things, the credit ratings of CNH Industrial N.V., its subsidiaries, asset-backed securities (“ABS”) and other debt instruments. Rating agencies may review and revise their ratings from time to time, and any downgrade or other negative action with respect to our credit ratings by one or more rating agencies may increase our cost of capital, potentially limit our access to sources of financing, and have a material adverse effect on our business, results of operations and financial condition.
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
Although we seek to manage our currency risk and interest rate risk, including through hedging activities, there can be no assurance that we will be able to do so successfully, and our business, results of operations and financial position could be adversely affected. In addition, by utilizing these instruments, we potentially forego the benefits that may result from favorable fluctuations in currency exchange and interest rates. For additional information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” to the consolidated financial statements at December 31, 2018.
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

New regulations or changes in financial services regulations could adversely impact us. Financial Services’ operations are highly regulated by governmental authorities in the locations where it operates, which can impose significant additional costs and/or restrictions on its business. In the U.S., for example, the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), including its implementing regulations, may substantially affect Financial Services’ origination, servicing, and securitization programs. The Dodd-Frank Act also strengthens the regulatory oversight of these securities and related capital market activities by the SEC and increases the regulation of the ABS markets through, among other things, a mandated risk retention requirement for securitizers and a direction to regulate credit rating agencies. Other future regulations may affect Financial Services' ability to engage in funding these capital market activities or increase the effective cost of such transactions, which could adversely affect our financial position, results of operations and cash flows.
We may be exposed to shortfalls in our pension plans.   At December 31, 2018, the funded status for our defined benefit pension, healthcare and other postemployment benefit plans was a deficit of $1,463 million. This amount included obligations of $1,061 million for plans that we are currently not required to fund. The funded status is subject to many factors, as discussed in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Application of Critical Accounting Estimates—Pension and Other Postemployment Benefits,” as well as “Note 12: Employee Benefit Plans and Postretirement Benefits” to the consolidated financial statements for the year ended December 31, 2018.
To the extent that our obligations under a plan are unfunded or underfunded, we will have to use cash flows from operations and other sources to pay our obligations as they become due. In addition, since the assets that currently fund these obligations are primarily invested in debt instruments and equity securities, the value of these assets is subject to changes due to market fluctuations.
We have significant outstanding indebtedness, which may limit our ability to obtain additional funding and may limit our financial and operating flexibility.   As of December 31, 2018, we had an aggregate of $24,445 million (including $20,436 million relating to Financial Services’ activities) of consolidated gross indebtedness, and our equity was $5,068 million, including noncontrolling interests. The extent of our indebtedness could have important consequences on our operations and financial results, including:

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
These risks are exacerbated by the ongoing volatility in the financial markets, in part resulting from perceived strains on the finances and creditworthiness of several governments and financial institutions, particularly in the European Union and Latin America, and from continued concerns about global economic growth, particularly in emerging markets.
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
Although we do not believe any of these covenants materially restrict our operations currently, a breach of one or more of the covenants could result in adverse consequences that could negatively impact our businesses, results of operations, and financial position. These consequences may include the acceleration of amounts outstanding under certain of our credit facilities, triggering an obligation to redeem certain debt securities, termination of existing unused commitments by our lenders, refusal by our lenders to extend further credit under one or more of the facilities or to enter into new facilities or the lowering or modification of CNH Industrial’s credit ratings or those of one or more of its subsidiaries. For further information, see “Note 10: Debt” to the consolidated financial statements for the year ended December 31, 2018 for additional information.
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
We may incur additional tax expense or become subject to additional tax exposure. We are subject to income taxes in many jurisdictions around the world. Our tax liabilities are dependent upon the location of earnings among these different jurisdictions. Our future results of operations could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in our overall profitability, changes in tax legislation and rates, changes in generally accepted accounting principles and changes in the valuation of deferred tax assets and liabilities. If our effective tax rates were to increase, or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued or paid, our operating results, cash flows, and financial position could be adversely affected. For further information, see “Item 10. Additional Information -E. Taxation.” to the consolidated financial statements for the year ended December 31, 2018.
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
The loyalty voting structure may prevent or frustrate attempts by our shareholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common shares may be lower as a result.  The provisions of our Articles of Association establishing the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of us, even if a change of control is considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting structure, a relatively large proportion of the voting power of our common shares could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of January 31, 2019, EXOR N.V. had a voting interest in CNH Industrial of approximately 42.1%. For further information, see “Item 7. Major Shareholders and Related Party Transactions” to the consolidated financial statements at December 31, 2018. Such shareholders participating in the loyalty voting structure could effectively prevent change of control transactions that may otherwise benefit our shareholders.
The loyalty voting structure may also prevent or discourage shareholders’ initiatives aimed at changes in our management.

Item 4.	Information on the Company
A. History and Development of the Company
CNH Industrial is the company formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial and its subsidiary CNH Global. The Company is incorporated in, and under the laws of, the Netherlands, with its principal office at 25 St. James’s Street, London, England, United Kingdom (telephone number: +44-207-7660-346). CNH Industrial’s agent for U.S. federal securities law purposes is Michael P. Going, c/o CNH Industrial America LLC, 6900 Veterans Boulevard, Burr Ridge, Illinois 60527 (telephone number +1-630-887-3766).
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
The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, from which the public may obtain any materials the company files with the SEC.
B. Business Overview
General
We are a leading global capital goods company engaged in the design, production, marketing, sale and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines, transmissions and axles for those vehicles and engines for marine and power generation applications. We have industrial and financial services companies located in 44 countries and a commercial presence in approximately 180 countries.
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

Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the CASE Construction and New Holland Construction Equipment brands.
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
Powertrain designs, manufactures and distributes a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation under the FPT Industrial brand.
Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.
Net revenues by segment in the years ended December 31, 2018, 2017 and 2016 were as follows:

	2018	2017	2016
	(in millions)
Revenues:
Agricultural Equipment	$11,682	$10,683	$9,690
Construction Equipment	3,021	2,530	2,206
Commercial Vehicles	10,939	10,562	9,628
Powertrain	4,565	4,369	3,707
Eliminations and other	(2,376)	(2,375)	(2,015)
Total Net sales of Industrial Activities	27,831	25,769	23,216
Financial Services	1,989	2,028	1,916
Eliminations and other	(114)	(96)	(37)
Total Revenues	$29,706	$27,701	$25,095
Net revenues by region in the years ended December 31, 2018, 2017 and 2016 were as follows:

	2018		2017		2016
	(in millions)	(%)	(in millions)	(%)	(in millions)	(%)
Revenues:
EMEA	$15,809	53.2%	$14,434	52.1%	$13,290	53.0%
North America	6,947	23.4	6,275	22.7	6,173	24.6
LATAM	3,004	10.1	3,132	11.3	2,542	10.1
APAC	3,946	13.3	3,860	13.9	3,090	12.3
Total Revenues	$29,706	100.0%	$27,701	100.0%	$25,095	100.0%
Industry Overview
Agricultural Equipment
The operators of dairy, livestock and row crop producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. Row crop farmers typically purchase tractors at the mid-to-upper end of the horsepower ("h.p.") range, combines and harvesting equipment and crop production equipment. Dairy and livestock farmers typically utilize tractors in the mid-to-lower h.p. range and crop preparation and crop packaging implements. The key factors influencing sales of agricultural equipment are the level of net farm income and, to a lesser extent, general economic conditions, interest rates and the availability of financing and related subsidy programs, farm land prices and farm debt levels. Net farm income is primarily impacted by the volume of acreage planted, commodity and/or livestock prices and stock levels, the impacts of fuel ethanol demand, crop yields, farm operating expenses (including fuel and fertilizer costs), fluctuations in currency exchange rates, government subsidies, tax incentives and trade policies. Farmers tend to postpone the purchase of equipment when the farm economy is declining and to increase their purchases when economic conditions improve. The availability, quality, and cost of used equipment for sale also affect the level of new equipment sales. Weather conditions are a major determinant of crop yields and therefore affect equipment-buying decisions. In addition, geographical variations in weather from season to season may affect sales volumes differently in different markets. Government policies may affect the market for agricultural equipment by regulating the levels of acreage planted, with direct subsidies affecting specific commodity prices, or with other payments made directly to farmers. Global organization initiatives, such as those of the World Trade Organization, also can affect the market with demands for changes in governmental policies and practices regarding agricultural subsidies, tariffs and acceptance of genetically modified organisms such as seed, feed and animals.
Demand for agricultural equipment also varies seasonally by region and product, primarily due to differing climates and farming calendars. Peak retail demand for tractors and planting, seeding, and application equipment typically occurs in March through June in the Northern hemisphere and in September through December in the Southern hemisphere. Dealers order equipment year-round, but harvesting equipment orders in the Northern hemisphere generally increase in the late fall and winter so that the dealers can receive inventory prior to the peak retail selling season, which generally extends from March through June. In the Southern hemisphere, dealers generally order between August and October so they can receive inventory prior to the peak retail-selling season, which extends from November through February. Agricultural Equipment's production levels are based upon estimated retail demand, which takes into account, among other things, the timing of dealer shipments (which occur in advance of retail demand), dealer and Company inventory levels, the need to retool manufacturing facilities to produce new or different models, and the efficient use of labor and facilities. Production levels are adjusted to reflect changes in estimated demand and dealer inventory levels. However, because production and wholesale shipments adjust throughout the year to take into account the factors described above, wholesale sales of agricultural equipment products in any given period may not reflect the timing of dealer orders and retail demand for that period.
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
Major trends in the North American and Western European agricultural industries include a reduction in number but growth in size of farms, supporting increased demand for higher capacity agricultural equipment. In addition, we believe that the use of technology and other precision farming solutions (including the development of autonomously operated equipment) to enhance productivity and profitability are becoming more important in the buyers’ purchasing decision. Failure to design, develop and implement this technology may affect the prospects of our Company. In Latin America and in other emerging markets, the number of farms is growing and mechanization is replacing manual labor. In APAC, long-term demographic trends, increasing urbanization, and low level of farm mechanization represent the key drivers of demand for agricultural equipment. Government farm programs, including the amount and timing of government payments, are a key income driver for farmers raising certain commodity crops in the United States (the "U.S.") and the European Union. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The effect of these subsidies on agricultural equipment demand depends largely on the U.S. Farm Bill and programs administered by the United States Department of Agriculture, the Common Agricultural Policy of the European Union and World Trade Organization negotiations. Additionally, the Brazilian government subsidizes the purchase of agricultural equipment through low-rate financing programs administered by the Banco Nacional de Desenvolvimento Economico e Social (“BNDES”). These programs have a significant influence on sales.
Agricultural equipment manufacturers are subject to, among other things, continuous changes in engine emission regulations and restrictions. These changes require frequent changes in engine technology, which can involve significant research and development investments. Manufacturers generally attempt to pass these incremental costs to their customers, but these price increases must be balanced with the affordability of the equipment. Each market may have its own unique regulations, which adds a level of complexity required to meet global product needs.
Global demand for renewable fuels increased considerably in recent years driven by consumer preference, government renewable fuel mandates, renewable fuel tax and production incentives. Biofuels, which include fuels such as ethanol and biodiesel, have become one of the most prevalent types of renewable fuels. The primary type of biofuel supported by government mandates and incentives varies by region. North America and Brazil are promoting ethanol first and then biodiesel, while Europe is primarily focused on biodiesel.
The demand for biofuels has created an associated demand for agriculturally based feedstocks, which are used to produce biofuels. Currently, most of the ethanol in the U.S. and Europe is extracted from corn, while in Brazil it is extracted from sugar cane. Biodiesel is typically extracted from soybeans and rapeseed oil in the U.S. and Brazil, and from rapeseed and other oil seeds as well as food waste by-products in Europe. The use of corn and soybeans for biofuel has been one of the main factors affecting the supply and demand relationships, as well as price for these crops. The economic feasibility of biofuels is significantly impacted by the price of oil. As the price of oil falls, biofuels become a less attractive alternative energy source. This relationship will, however, be impacted by government policy and mandates as governments around the world consider ways to combat global warming and avoid potential energy resource issues in the future.
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
Construction Equipment
The construction equipment market consists of two principal segments: heavy construction equipment (excluding the mining and the specialized forestry equipment markets in which we do not participate), with equipment generally weighing more than 12 metric tons, and light construction equipment, with equipment generally weighing less than 12 metric tons.
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
Sales of heavy construction equipment depend on the expected volume of major infrastructure construction and repair projects such as highway, tunnel, dam and harbor projects, which depend on government spending and economic growth. Demand for aggregate mining and quarrying equipment is more closely linked to the general economy and commodity prices, while growing demand for environmental equipment is becoming less sensitive to the economic cycle. In North America, a portion of heavy equipment demand has historically been linked to the development of new housing subdivisions, where the entire infrastructure needs to be created, thus linking demand for both heavy and light construction equipment. The heavy equipment industry generally follows macroeconomic cyclicality, linked to growth in gross domestic product.
Light Construction Equipment
Light construction equipment includes skid-steer loaders, compact track loaders, tractor loaders, rough terrain forklifts, backhoe loaders, telehandlers and small wheel loaders and excavators. Purchasers of light construction equipment include contractors, residential builders, utilities, road construction companies, rental fleet owners, landscapers, logistics companies and farmers. The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which is influenced by interest rates and the availability of financing. Other major factors include the construction of light infrastructure, such as utilities, cabling and piping and maintenance expenditures. The principal use of light construction equipment is to replace relatively high-cost, slower manual work. Product demand in the United States and Europe has generally tended to mirror housing starts, but with lags of six to twelve months. In areas where labor is abundant and the cost of labor is inexpensive relative to other inputs, such as in India, Africa and Latin America, the light construction equipment market is generally smaller. These regions represent potential areas of growth for light construction equipment in the medium to long-term as labor costs rise relative to the cost of equipment.
Equipment rental is a significant element of the construction equipment market. Compared to the U.K. and Japan, where there is an established market for long-term equipment rentals as a result of favorable tax treatment, the rental market in North America and Western

Europe (except for the U.K.) consists mainly of short-term rentals of light construction equipment to individuals or small contractors for which the purchase of equipment is not cost effective or that need specialized equipment for specific jobs. In North America, the main rental product has traditionally been the backhoe loader and, in Western Europe, it has been the mini-excavator. As the market has evolved, a greater variety of light and heavy equipment products have become available to rent. In addition, rental companies have allowed contractors to rent machines for longer periods instead of purchasing the equipment, enabling contractors to complete specific job requirements with greater flexibility and cost control. Large, national rental companies can significantly impact the construction equipment market, with purchase volumes being driven by their decisions to increase or decrease the sizes of their rental fleets based on rental utilization rates.
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
Commercial Vehicles
Trucks and Commercial Vehicles
The world truck market is generally divided into two segments: Light Commercial Vehicles (“LCV”) market (gross vehicle weight (“GVW”) 3.5-7.49 metric tons), and Medium and Heavy (“M&H”) truck market (GVW above 7.5 metric tons). The M&H segment is characterized by a higher level of engineering specialization due to the technologies and production systems utilized, while the LCV segment has many engineering and design characteristics in common with the automobile industry. In addition, operators of M&H trucks often require vehicles with a higher degree of customization than the more standardized products that serve the LCV market. Customers generally purchase heavy trucks for one of three primary uses: long distance haulage, construction haulage and/or distribution.
The regional variation in demand for commercial vehicles is influenced by differing economic conditions, levels of infrastructure development and geographic region, all of which lead to differing transport requirements.
M&H truck demand tends to be closely aligned with the general economic cycle and the capital investment cycle including the general level of interest rates and, in certain countries, governmental subsidy programs, particularly in more developed markets such as Europe, North America and Japan, as economic growth provides increased demand for haulage services and an incentive for transporters to invest in more efficient, higher capacity vehicles and renew vehicle fleets. The product life cycle for M&H trucks typically covers a seven to ten-year period.
Although economic cycles have a significant influence on demand for M&H in emerging economies, the processes of industrialization and infrastructure development have generally driven long-term growth trends in these countries. As a country’s economy becomes more industrialized and its infrastructure develops, transport needs tend to grow in response to increases in production and consumption. Developing economies, however, tend to display volatility in short-term demand resulting from government intervention, changes in the availability of financial resources and protectionist trade policies. In developing markets, demand for M&H trucks increases when it becomes more cost-effective to transport heavier loads, especially as the infrastructure, primarily roads and bridges, becomes capable of supporting heavier trucks. At the same time, the need to transport tends to increase in these markets, resulting in increased demand for LCV.
Industry forecasts indicate that transportation of goods by road, currently the predominant mode of transport, will remain so for the foreseeable future. Demand for services and service-related products, including parts, is a function of the number of vehicles in use. Although demand for new commercial vehicles tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new vehicle market and, therefore, helps limit the impact of declines in new vehicle sales on the operating results of full-line manufacturers, such as Commercial Vehicles.
Commercial vehicles markets are subject to intense competition based on initial sales price, cost and performance of vehicles over their life cycle (i.e., purchase price, operating and maintenance costs and residual value of the vehicle at the end of its useful life), services and service-related products and the availability of financing options. High reliability and low variable costs contribute to customer profitability over the life of the vehicle, and are usually important factors in an operator’s purchase decision. Additional competitive factors include the manufacturer’s ability to address customer transport requirements, driver safety, comfort, and brand loyalty through vehicle design.
Demand for trucks varies seasonally by region and by product class. In Europe, the peak retail demand occurs in the second and fourth quarters due to key fleet customer demands and customer budgetary cycles. In LATAM, demand is relatively stable throughout the year except for increased demand for heavy trucks in the first and fourth quarters from customers who transport foodstuffs. In APAC, sales tend to be higher in the second and fourth quarters due to local holiday periods.
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
The car industry is leading autonomous vehicle development, but commercial vehicles are also making advances in platooning and autonomous technologies. We expect this development to intensify. We believe that the growing automation in transportation and infrastructure solutions through the use of self-driving vehicles will also allow the industry to provide greater safety, fuel savings, and transport efficiency.
Buses
The global bus business is organized by mission, from city and intercity transport to tourism purposes, with a capacity ranging from 7 to 150 seated/standing passengers. IVECO BUS (previously Iveco Irisbus) and Heuliez Bus target markets include urban, intercity buses and long-distance touring coaches. Operators in this industry include three types of manufacturers: those specialized in providing chassis to bodybuilders, those that build bodies on chassis produced by third parties, and those, like IVECO BUS, that produce the entire vehicle.
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
Sales for urban and intercity buses are generally higher in the second half of the year, due to public entities budgeting processes, tender rules and bus production lead-time.
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
For on-road applications in developed markets, where economy and infrastructure drive demand for local and haulage transportation, demand for engines is driven by general economic conditions, capital investment, industrialization and infrastructure developments.
In the bus market, engine demand is increasingly influenced by the environmental policies of governments and local authorities (i.e., requirements for natural gas, hybrid and electric solutions).
Demand for off-road applications in the agricultural industry is influenced by many factors, including the price of agricultural commodities and the relative level of new and used inventories, the profitability of agricultural enterprises, net farm income, the demand for food products, agricultural policies, as well as climatic conditions. At the same time, the heavy construction equipment business is driven by general economic factors and the level of public investment in infrastructure, which affects the need for replacement of old equipment and investment in more innovative solutions to boost productivity.
Increasingly stringent emission regulations in Europe, the U.S. and Asia represent an opportunity for Powertrain to gain a competitive advantage through technological solutions developed for engines and after-treatment systems (such as our High Efficiency SCR technology). Alternative fuel engines have become an attractive alternative solution to diesel for transport vehicles, as they are perceived as more environmentally friendly and offer better fuel economy than diesel while performing comparably to diesel engines (e.g. LNG for Buses and Commercial Vehicles). Increasing demand for alternative propulsion systems (such as electrified powertrain or fuel cell) is expected to continue, as related technologies are growing quickly and will offer business opportunities in the industrial sector. The increasing trend among mid-sized original equipment manufacturers ("OEMs") to outsource engine development, due to the significant research and development expenditures required to meet the new emission requirements, presents an opportunity for Powertrain to increase sales to third party customers.

The Company believes that FPT Industrial provides the Company, as a whole, with strategic independence in a key area where competition is particularly intense and further challenges, driven by increasingly stringent regulations, are expected.
Competition
The industries in which we operate are highly competitive. We believe that we have many competitive strengths that will enable us to improve our position in markets where we are already well established while we direct additional resources to markets and products with high growth potential.
We compete with: (i) large global full-line equipment manufacturers with a presence in every market and a broad range of products that cover most customer needs, (ii) manufacturers who are product specialists focused on particular industry segments on either a global or regional basis, (iii) regional full-line manufacturers, some of which are expanding worldwide to build a global presence, and (iv) local, low-cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.
Our competitive strengths include well-recognized brands, a full range of competitive products and features, and a strong global presence and distribution and customer service network. There are multiple factors that influence a buyer’s choice of industrial equipment. These factors include the strength and quality of the distribution network, brand loyalty, product features and performance, availability of a full product range, the quality and pricing of products, technological innovations, product availability, financing terms, parts and warranty programs, resale value and customer service and satisfaction. The ability to meet or exceed applicable engine emissions standards as they take effect is also a key competitive factor, particularly in those markets where such standards are the subject of frequent legislative or regulatory scrutiny and change, such as Europe and North America. We continually seek to improve in each of these areas, but focus primarily on providing high-quality and high-value products and supporting those products through our dealer networks. Buyers tend to favor brands based on experience with the product and the dealer. Customers’ perceptions of product value in terms of productivity, reliability, resale value and dealer support are formed over many years.
The efficiency of our manufacturing, logistic and scheduling systems are dependent on forecasts of industry volumes and our anticipated share of industry sales, which is predicated on our ability to compete successfully with others in the marketplace. We compete based on product performance, customer service, quality and price. The environment remains competitive from a pricing standpoint, but actions taken to maintain our competitive position in the current challenging economic environment could result in lower than anticipated price realization.
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
Distinctive features that are specific to a particular brand such as the Supersteer® tractor axle or Twin Rotor combine threshing technology for New Holland, the Case IH tracked four-wheel drive tractor, Quadtrac®, and the front axle mounted hitch for STEYR remain an important part of each brand’s unique identity.

Agricultural Equipment’s product lines include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, and self-propelled sprayers. Agricultural Equipment also specializes in other key market segments like cotton picker packagers and sugar cane harvesters, where Case IH is a worldwide leader, and in self-propelled grape harvesters, where New Holland is a worldwide leader. These brands each offer parts and support services for all of their product lines. Our agricultural equipment is sold with a limited warranty that typically runs from one (1) to three (3) years.
Case IH and New Holland brands enable their customers to share in-depth, real-time machine information with AgDNA, FieldView, and Farmers Edge digital management systems. In the fourth quarter, Agricultural Equipment launched AGXTENDTM brand, focused exclusively on aftermarket precision farming technology solutions. AGXTENDTM will provide our dealers and customers access to exclusive productivity enhancing precision farming technologies.
Construction Equipment
Construction Equipment’s product lines are sold primarily under the Case and New Holland Construction brands. Case provides a wide range of products on a global scale, including crawler excavators that utilize technology from Sumitomo (S.H.I.) Construction Machinery Co. Ltd. and mini-excavators that use technology from Hyundai Construction Equipment, Inc. The New Holland Construction brand family also markets a full product line of construction equipment in Latin America and focusses on light equipment in the other regions.
Construction Equipment's products often share common components to achieve economies of scale in manufacturing, purchasing and development. Construction Equipment differentiates these products based on the relative product value and volume in areas such as technology, design concept, productivity, product serviceability, color and styling to preserve the unique identity of each brand.
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
Commercial Vehicles
Trucks and Commercial Vehicles (IVECO AND IVECO ASTRA)
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
The M&H vehicles product lines include on-road chassis cabs designed for medium and long-distance hauling and distribution. Medium GVW off-road models are typically used for building roads, winter road maintenance, construction, transportation, maintenance of power lines and other installations in off-road areas, civil protection and roadside emergency service. Heavy GVW off-road models are designed to operate in any climate and on any terrain and are typically used to transport construction plant materials, transport and mix concrete, maintain roads in winter and transport exceptionally heavy loads.
We offer ecological diesel and natural gas engines on our entire range of vehicles, and continue to develop engines with specific components and configurations optimized for use with CNG and LNG.
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
Powertrain
Powertrain is dedicated to the design, development, manufacture and sale of engines, transmissions, and axles under the FPT Industrial brand.
Our product range features engines ranging from 2.2 to 20 liters with an output of 42 to 1,006 h.p. Our product portfolio includes engines for buses and for light, medium and heavy commercial vehicles, engines for industrial machinery including construction, agricultural and irrigation equipment, engines for special-purpose vehicles and engines for power generation units and marine applications.
FPT Industrial’s product line-up is completed by versions that use alternative fuels, including engines that run on natural gas and engines compatible with biodiesel and hydrotreated vegetable oil ("HVO"). With more than 20 years of experience in the research, development and production of natural gas engine technologies for industrial applications, FPT Industrial is an industry leader in this field. During 2018, FPT Industrial presented its innovative solutions: the Multi-power, Modular, Multi-application and Mindful Power Source Concept Cursor X, which adapts to provide the most suitable solution for the customer whether based on hybrid natural gas, hydrogen fuel cell electric generation, or on battery-stored technology. Furthermore, during 2018, FPT Industrial presented its new Hydrogen Fuel Cell powertrain concept, designed for heavy-duty applications; a full range of alternative propulsions from mild hybrid to full electric; and the telematics solution kit for remote engine monitoring, proactive maintenance and assistance.
While meeting the strict emission regulations for both on-road (Euro VI) and off-road vehicles (Stage V and Tier 4B), Powertrain’s technological solutions aim to provide enhanced results in terms of cost, packaging and fuel consumption for each segment of the market.
Additionally, FPT Industrial produces six speed manual transmissions for light commercial vehicles, with input torque up to 500 Nm and completes its product lineup with front and rear axles reaching 32 tons gross axle weight designated to cover Commercial Vehicles’ demand, including specialty vehicles (military and fire-fighting).
Sales and Distribution
Agricultural Equipment and Construction Equipment
Agricultural Equipment sells and distributes products through approximately 2,300 full-line dealers and distributors with over 5,600 points of sale. Construction Equipment sells and distributes products through approximately 400 full-line dealers and distributors with over 1,200 points of sale. Agricultural Equipment’s and Construction Equipment’s dealers are almost all independently owned and operated. Some Agricultural Equipment dealers also sell construction equipment. In the United States, Canada, Mexico, most of Western Europe, Brazil, India, China, Russia and Australia, products are generally distributed directly through the independent dealer network. In the rest of the world, products are either sold to independent distributors who then resell to dealers, or to importers who have their own branches to sell product to retail customers. In both cases, the importers/distributors can take advantage of their size and knowledge of the market to minimize their marketing costs.
Consistent with our brand promotion program, we generally seek to have dealers sell a full range of our products. Typically, greater market penetration is achieved where each dealer sells the full line of products from only one of the brands. Although appointing dealers to sell more than one brand is not part of our business model, some joint dealers exist, either for historic reasons or in limited markets where it is not feasible to have a separate dealer for each brand. In some cases, dealerships are operated under common ownership but with separate points of sale for each brand. In each region, we seek to optimize our distribution strategy to reduce structural costs, while maximizing sales and customer satisfaction.
In North America and Australia, a trade-in of used equipment typically accompanies the sale of new equipment to end-users. We often provide marketing assistance to our dealers to support the sale of used, trade-in equipment through subsidized financing incentives, inventory carrying cost defrayment, or other methods.
Exclusive, dedicated dealers generally provide a higher level of market penetration. Some dealers may sell complementary products manufactured by other suppliers to complete their product offerings or to satisfy local demand for a particular specialty application or segment.
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
We believe that it is generally more cost-effective to distribute our agricultural and construction equipment products through independent dealers, although Agricultural Equipment and Construction Equipment maintain a limited number of company-owned dealerships in some markets. As of December 31, 2018, we operated two and six company-owned Agricultural Equipment and Construction Equipment dealerships, respectively, primarily in North America and Europe. We also operate a selective dealer development program, in territories with growth potential but underdeveloped representation by our agricultural and construction equipment brands, that typically involves a transfer of ownership to a qualified operator through a buy-out or private investment after a few years.
Commercial Vehicles
Commercial Vehicles’ worldwide distribution strategy is based on a network of independent dealers, in addition to its own dealerships and branches. As of December 31, 2018, Commercial Vehicles had approximately 700 dealers globally (of which 22 were directly owned by us and 15 were branches). All of these dealers sell spare parts for the relevant vehicles. Commercial Vehicles bolsters its distribution strategy by offering incentives to its dealers based on target achievements for sales of new vehicles and parts and providing high quality aftersales services.
A key element of Commercial Vehicles’ growth strategy is its distribution network. In Western Europe, Eastern Europe, Turkey, Russia, Australia and Latin America, continued consolidation of the distribution network is aimed at improving service to customers (such as the implementation of the Truck Stations network of specialized workshops), increasing profitability and reducing overall distribution costs. In Africa and the Middle East, the distribution network is being expanded to fully exploit growth in these markets.
In the U.K., Commercial Vehicles is one of the few OEMs that sells trucks and other commercial vehicles to companies which offer commercial vehicle rental solutions, such as Ryder, Fraikin and Burntree, among others.
In accordance with European legislation, Commercial Vehicles’ dealers have a specific sales territory. Additionally, European law allows our Commercial Vehicles’ dealers to carry multiple brands.
Powertrain
Powertrain provides propulsion solution products for Agricultural Equipment, Construction Equipment and Commercial Vehicles. Additionally, Powertrain’s commercial strategy and business model are focused on the development of a portfolio of medium-to-large OEM customers. Powertrain has entered into long-term supply agreements with a growing number of third-party customers.
Powertrain has a network of approximately 73 dealers and 800 service points in 100 countries that cover its entire product range and related market sectors. Large OEMs use their own internal networks to obtain parts and services for purchased equipment, while small OEMs frequently rely on us for delivery of parts and services through Powertrain’s worldwide network.
Pricing and Promotion
The retail price of any particular piece of equipment or vehicle is determined by the individual dealer or distributor and generally depends on market conditions, features, options and, potentially, regulatory requirements. Retail sale prices may differ from the manufacturer-suggested list prices. We sell equipment and vehicles to our dealers and distributors at wholesale prices that reflect a discount from the manufacturer-suggested list price. In the ordinary course of business, we engage in promotional campaigns that may include price incentives or preferential financing terms with respect to the purchase of certain products in certain areas.
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
As of December 31, 2018, we operated and administered 47 parts depots worldwide either directly, through a joint venture, or through arrangements with warehouse service providers. This network includes 10 parts depots in North America, 17 in EMEA, 3 in LATAM, and 17 in APAC. The network includes 34 parts depots that support Agricultural Equipment, 31 that support Construction Equipment, 20 that support Commercial Vehicles and 6 that support Powertrain. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Our parts depots and parts delivery systems provide customers with access to substantially all the parts required to support our products.
As of December 31, 2018, Commercial Vehicles had approximately 5,000 Sales and/or Service Network points. In addition to Commercial Vehicles' standard one-year full vehicle warranty and two-year powertrain warranty, Commercial Vehicles offers personalized aftersales customer assistance programs.
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

•	in China, we own 50.0% of Naveco (Nanjing Iveco Motor Co.) Ltd., a company that manufactures light and other commercial vehicles in China;

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
Suppliers
We purchase materials, parts, and components from third party suppliers. We had approximately 4,924 global direct suppliers for Industrial Activities at December 31, 2018. Our focus on quality improvement, cost reduction, product innovation and production flexibility requires us to rely upon suppliers with a focus on quality, reliability and the ability to provide cost reductions. We view our relationships with suppliers as critical to our operational effectiveness, and in recent years, we have established closer ties with a significantly reduced number of suppliers, selecting those that enjoy a leading position in the relevant markets.
Management believes that adequate supplies and alternate sources of our principal raw materials are available and does not believe that the prices of these raw materials are especially volatile at this time.
We rely on numerous suppliers. Certain components and parts used in our products are available from a single supplier and cannot be sourced quickly otherwise. The sudden or unexpected interruption in the availability of certain of our suppliers’ raw materials, parts and components could result in delays in, or increases in the costs of production.
Financial Services
Financial Services offers a range of financial products and services to dealers and customers in the various regions in which it operates. The principal products offered are retail loan and lease financing for the purchase or lease of new and used equipment and vehicles and wholesale financing to dealers and factoring of trade receivables from CNH Industrial companies. Wholesale financing consists primarily of dealer floor plan financing and gives the dealers the ability to maintain a representative inventory of new products. In addition, Financial Services provides financing to dealers for used equipment and vehicles taken in trade, equipment utilized in dealer-owned rental yards, parts inventory, working capital and other financing needs. As a captive finance business, Financial Services is reliant on the operations of Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, their dealers, and customers.
Financial Services supports the growth of Industrial Activities by developing and structuring financial products with the objective of increasing equipment and vehicle sales as well as profitability and customer loyalty. Financial Services’ strategy is to grow a core financing business to support the sale of our equipment and vehicles while at the same time maintaining its portfolio credit quality, service levels, operational effectiveness and customer satisfaction. Financial Services also offers products to finance third party equipment and vehicles sold through our dealer network or within our core businesses. Financed third party equipment and vehicles include used equipment and vehicles taken in trade on our products or equipment used in conjunction with or attached to our products.
In North America, customer and dealer financing activities, which support the sales of Agricultural Equipment and Construction Equipment, are managed through our wholly-owned financial services companies.
In EMEA, there are two joint ventures that provide customer financing of Agricultural Equipment, Construction Equipment and Commercial Vehicles, depending on the country of origin. CNH Industrial Capital Europe S.a.S., a joint venture with BNP Paribas Group, is 49.9% owned by CNH Industrial N.V. and accounted for under the equity method. Transolver Finance Establecimiento Financiero de Credito S.A. (“Transolver Finance”), a joint venture with the Santander Group, is 49% owned by CNH Industrial N.V. and accounted for under the equity method. Transolver Finance also provides dealer financing. Additionally, there are vendor programs with banking partners that provide customer financing of Agricultural Equipment, Construction Equipment, and Commercial Vehicles, depending on the country of origin. Customer and dealer financing activities not included in the joint ventures or vendor programs, such as factoring of trade receivables, are managed through our wholly-owned financial services companies.
For the LATAM region, customer and dealer financing activities in Brazil, which support the sales of Agricultural Equipment, Construction Equipment and Commercial Vehicles, are managed through our wholly-owned financial services company, Banco CNH Industrial Capital S.A. (“Banco CNH Industrial Capital”). For customer financing, Banco CNH Industrial Capital mainly serves as intermediary for funding provided by BNDES, a federally-owned financial institution linked to the Brazilian Ministry of Development, Industry and Foreign Trade. In Argentina, customer and dealer financing activities, which support the sales of Agricultural Equipment, Construction Equipment and Commercial Vehicles, are managed through a wholly-owned financial services company. Vendor programs with banking partners are also in place in Argentina.
For the APAC region, customer and dealer financing activities in Australia and India, which support the sales of Agricultural Equipment, Construction Equipment and Commercial Vehicles, are managed through wholly-owned financial services companies. In China and Russia, dealer financing activities are managed through wholly-owned financial services companies.
Customer Financing
Financial Services has certain retail underwriting and portfolio management policies and procedures that are specific to Agricultural Equipment, Construction Equipment, and Commercial Vehicles. This distinction allows Financial Services to reduce risk by deploying industry-specific expertise in each of these businesses. We provide retail financial products primarily through our dealers, who are trained in the use of the various financial products. Dedicated credit analysis teams perform retail credit underwriting. The terms for financing equipment and vehicle retail sales typically provide for retention of a security interest in the equipment or vehicles financed.
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

A wholesale underwriting group reviews dealer financial information and payment performance to establish credit lines for each dealer. In setting these credit lines, Financial Services seeks to meet the reasonable requirements of each dealer while managing its exposure to any one dealer. The credit lines are secured by the equipment or vehicles financed. Dealer credit agreements generally include a requirement to repay the particular financing at the time of the retail sale of the unit. Financial Services’ employees or third-party contractors conduct periodic stock audits at each dealership to confirm that the financed equipment or vehicle is maintained in inventory. These audits are unannounced and their frequency varies by dealer and depends on the dealer’s financial strength, payment history and prior performance.
Factoring
Financial Services also provides intragroup factoring of trade and other receivables. This activity involves the purchase (without recourse) of receivables of CNH Industrial companies, originating from the different Industrial Activities segments, and due from third or related parties.
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
Financial Services has periodically accessed the asset-backed securitization (“ABS”) markets in the United States, Canada and Australia, as part of its retail and wholesale financing programs when those markets offer funding opportunities on competitive terms. In the United States, Financial Services has also accessed the unsecured bond market and commercial paper market to add more diversity to its funding sources. Financial Services’ ability to access these markets will depend, in part, upon general economic conditions, legislative changes and Financial Services’ financial condition and portfolio performance. These factors can be negatively affected by cyclical swings in the industries in which we operate.
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
Legal Proceedings
As a global company with a diverse business portfolio, we are exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues and environmental claims that arise in the ordinary course of our business. The most significant of these matters are described in “Note 14: Commitments and Contingencies” to our Consolidated Financial Statements for the year ended December 31, 2018.
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
Follow-up on Damages Claims: Iveco, the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to M&H trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, the Company has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. These claims remain at an early stage. Further, CNH Industrial expects to face further claims based on the same legal grounds in various other jurisdictions. The extent and outcome of these claims cannot be predicted at this time.

Insurance
We maintain insurance with third party insurers to cover various risks arising from our business activities including, but not limited to, risk of loss or damage to our assets or facilities, business interruption losses, general liability, automobile liability, product liability and directors' and officers' liability insurance. We believe that we maintain insurance coverage that is customary in our industry. We use a broker that is a subsidiary of Fiat Chrysler Automobiles N.V. to place a portion of our insurance coverage.
Iran-Related Required Disclosure
Pursuant to Section 219 of the Iran Threat Reduction and Syrian Human Rights Act of 2012, which added Section 13(r) to the Securities Exchange Act of 1934, as amended, a foreign private issuer is required to disclose whether it or its affiliates knowingly engaged in certain activities, transactions or dealings related to Iran or specially designated nationals pursuant to various Executive Orders. In 2018, CNH Industrial suspended business activities in Iran, other than those activities required to fulfill binding orders. Prior to the suspension of business activities in Iran, CNH Industrial had limited commercial activity in Iran conducted by non-US subsidiaries. In 2018, sales in Iran were significantly less than one percent of CNH Industrial’s revenues. In 2018, one of our non-US subsidiaries generated net revenues of approximately $4.6 million attributable to the sale of on and off-road trucks and spare parts to an entity that is indirectly owned or controlled by the Government of Iran. The Iran-related activity was negligible to our overall revenues and profits. Our activities in Iran comply in all material respects with applicable laws and regulations, including U.S. and other international trade sanctions.
C. Organizational Structure
As of December 31, 2018, CNH Industrial had 167 consolidated subsidiaries. A listing of our subsidiaries as of December 31, 2018, including the country of incorporation or residence, proportion of ownership interest and proportion of voting power held, is set forth in an Exhibit 8.1 to this annual report on Form 20-F.
The following table sets forth a list of the principal subsidiaries that are directly or indirectly controlled by CNH Industrial. For each principal subsidiary, the following information is provided: name, country of incorporation or residence, and the percentage interest held by CNH Industrial and its subsidiaries at December 31, 2018.

Principal Subsidiaries at December 31, 2018:

Name of Subsidiary	Country of Incorporation	Percentage Interest Held
Banco CNH Industrial Capital S.A.	Brazil	100%
Case Credit Holdings Limited	United States (Delaware)	100%
Case New Holland Industrial Inc.	United States (Delaware)	100%
CNH Industrial America LLC	United States (Delaware)	100%
CNH Industrial U.S. Holdings Inc.	United States (Delaware)	100%
CNH Industrial Brasil Ltda.	Brazil	100%
CNH Industrial Capital Limited	United Kingdom	100%
CNH Industrial Capital LLC	United States (Delaware)	100%
CNH Industrial Capital America LLC	United States (Delaware)	100%
CNH Capital Receivables LLC	United States (Delaware)	100%
CNH Industrial Capital Canada Ltd.	Canada	100%
CNH Industrial Capital Solutions S.p.A.	Italy	100%
CNH Industrial Finance Europe S.A.	Luxembourg	100%
CNH Industrial Finance S.p.A.	Italy	100%
CNHI International S.A.	Switzerland	100%
FPT Industrial S.p.A.	Italy	100%
Iveco S.p.A.	Italy	100%
Iveco Espana S.L.	Spain	100%
D. Property, Plant and Equipment
As of December 31, 2018, we owned 66 manufacturing facilities. We also own other significant properties including spare parts depots, research laboratories, test tracks, warehouses and office buildings.

A number of our manufacturing facilities (land and industrial buildings) are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. The carrying amount of these assets was approximately $61 million and $105 million at December 31, 2018 and 2017, respectively.
We make capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and improve capacity, and for maintenance and engineering. In 2018, our total capital expenditures in long-lived assets, excluding assets sold with buy-back commitments and equipment on operating leases, were $558 million of which 19% was spent in North America, 7% in LATAM, 68% in EMEA and 6% in APAC. These capital expenditures were funded through a combination of cash generated from operating activities and borrowings under short-term facilities. In 2017, our total capital expenditures were $492 million. The increase in capital expenditures in 2018 from 2017 is primarily related to the investment cycles of our products, including capital for engine and product regulatory related enhancements, and reduction in discretionary spending, including capital related to long-term and capacity expansion investment as we completed our footprint expansion in the agricultural business with plant openings in China and India.
The following table provides information about our significant manufacturing and engineering facilities as of December 31, 2018:

Location	Primary Functions	Approximate Covered Area (Sqm/ 000)
Italy
S. Mauro	Excavators; R&D center	57
Modena	Components (Agricultural Equipment and Construction Equipment)	102
S. Matteo	R&D center (Agricultural Equipment)	51
Jesi	Tractors	77
Lecce	Wheel loaders, compact track loaders, telehandlers, graders; R&D center	130
Piacenza	Quarry and construction vehicles; R&D center	64
Brescia	Medium vehicles, cabs, chassis; R&D center	276
Suzzara	Light vehicles; R&D center	170
Brescia	Firefighting vehicles; R&D center	28
Bolzano	Defense vehicles; R&D center	83
Pregnana Milanese	Engines	31
Torino	R&D center (Commercial Vehicles)	100
Torino	R&D center (Powertrain)	28
Torino	Engines	142
Torino	Transmissions and axles	239
Foggia	Engines; drive shafts	151
United States
New Holland	Hay & Forage; R&D center	104
Grand Island	Tractors and combines	128
Benson	Sprayers, cotton pickers; R&D center	41
Burlington	Backhoe loaders, forklift trucks; R&D center	91
Fargo	Tractors, wheeled loaders; R&D center	88
Goodfield	Soil management equipment; R&D center	39
Racine	Tractors, transmissions	105
Mt. Joy	R&D center (Agricultural Equipment)	11
Wichita	Skid steer loaders; R&D center	46
Burr Ridge	R&D center (Agricultural Equipment, Construction Equipment and Diesel engines)	44
St. Nazianz	Self-propelled sprayers	24
France
Coex	Grape Harvesters; R&D center	26
Croix	Cabins (Agricultural Equipment)	12

Tracy-Le-Mont	Hydraulic cylinders (Agricultural Equipment and Construction Equipment)	16
Annonay	Buses (coaches & City); R&D center	116
Venissieux	R&D center (Commercial Vehicles)	18
Rorthais	Buses (city); R&D center	29
Fourchambault	Engines (remanufacturing)	29
Bourbon Lancy	Engines; R&D center	107
Fecamp	Engines (power generation units)	25
Brazil
Belo Horizonte	Crawler excavators, crawler dozers, wheel loaders, graders, backhoe loaders; R&D center	70
Curitiba	Combines and tractors; R&D center	103
Piracicaba	Sugar cane harvesters, coffee harvesters and sprayers; R&D center	12
Sorocaba	Crawler loaders, backhoe loaders, excavators, combines and other Agricultural Equipment; R&D center	160
Sete Lagoas	Heavy, medium and light vehicles; R&D center	100
Sete Lagoas	Defense vehicles	19
Sete Lagoas	Engines; R&D center	14
Germany
Ulm	Firefighting vehicles; R&D center	35
Ulm	R&D center (Commercial Vehicles)	144
China
Harbin	Combines, tractors, balers; R&D center	121
Chongqing	Engine; R&D centers	76
Foshan	Sugar cane harvesters	9
Urumqi	Cotton pickers	10
Argentina
Cordoba	Engines	20
Cordoba	(Medium/Heavy) Trucks and buses; R&D center	94
Cordoba	Tractors and combines	30
Belgium
Antwerp	Components (Agricultural Equipment)	77
Zedelgem	Combines, forage harvesters and balers; R&D center	154
Spain
Madrid	Heavy vehicles; R&D center	134
Valladolid	Light vehicles, heavy cab components	81
India
Pithampur	Backhoe loaders, earth compactors	29
Pune	Sugar cane harvesters and combines; R&D center	77
Noida	Tractors; R&D center	82
Poland
Plock	Combines, balers, and headers; R&D center	109
Kutno	Row crop, cultivators, harvesters; R&D center	33
Others
Basildon (U.K.)	Tractors; R&D center	129
Overum (Sweden)	Ploughs; R&D center	49
Saskatoon (Canada)	Sprayers, seeders; R&D center	61
Dandenong (Australia)	Trucks (heavy); R&D center	42
St. Valentin (Austria)	Tractors; R&D center	56
Vysoke Myto (Czech Republic)	Buses; R&D center	124

Queretaro (Mexico)	Components (Agricultural Equipment and Construction Equipment)	15
Naberezhnye Chelny (Russia)	Tractors and combines	50
Rosslyn (South Africa)	Trucks and buses (intercity); R&D center	55
Arbon (Switzerland)	R&D center (Powertrain)	6
Environmental and Other Regulatory Matters
We engineer, manufacture and sell our products and offer our services around the world, subject to requirements applicable to our products that relate to vehicle emissions, product safety and fuel efficiency as well as those applicable to our manufacturing facilities that relate to stack emissions, treatment of waste, water and hazardous materials, prohibitions on soil contamination and worker health and safety. These extensive regional, national and local laws and regulations often impact the development of our products, including, but not limited to, required compliance with air emissions standards applicable to engines. We have made, and expect that we may make additional, significant capital and research and development expenditures to comply with these standards now and in the future.
We are conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly, owned and/or operated by us, or which are being decommissioned. We believe that the outcome of these activities will not have a material adverse effect on our business, financial position or results of operations.
Our operations and the activities of our employees, contractors and agents around the world are also subject to the laws and regulations of numerous countries, including the United States. These laws and regulations include data privacy requirements, labor relations laws, tax laws, anti‑competition regulations, prohibitions on payments to governmental officials, federal and state environmental regulations, import and trade restrictions and export requirements. Any such violations could also result in prohibitions on our ability to offer our products and services in one or more countries and could have a material adverse effect on our business, results of operations and financial condition.
Our operations (particularly in those countries with developing economies) are also subject to risks of violations of laws prohibiting improper payments and bribery, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act as well as a range of national anti-corruption and antitrust or competition laws that apply to conduct in a particular jurisdiction. We have implemented a program to promote compliance with these laws and to reduce the likelihood of potential violations. Our compliance program, however, may not in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that may violate the applicable laws or regulations of the jurisdictions in which we operate. Such improper actions could subject us to civil or criminal investigations and monetary, injunctive and other penalties as well as damage claims.
For further information, see “Note 14: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2018 as well as “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operations—Costs of ongoing compliance with, or failure to comply with, increasingly stringent environmental, health and safety laws could have an adverse effect on our results of operations”; “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operations—We are subject to extensive anti-corruption and antitrust laws and regulations”; “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operations—Changes in privacy laws could disrupt our business”; “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operations—We face risk associated with employment relationships” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operations—International trade policies may impact demand for our products and our competitive position”.

Item 4A.	Unresolved Staff Comments
None.

Item 5.	Operating and Financial Review and Prospects
The discussion in “Item 5. Operating and Financial Review and Prospects” should be read in conjunction with our consolidated financial statements for the years ended December 31, 2018, 2017 and 2016.
The results presented in this annual report are prepared with the U.S. dollar as the reporting currency and in accordance with U.S. GAAP.
2017 and 2016 figures included in the following section have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (ASC 606), retirement benefit accounting (ASU 2017-07) and statement of cash flows - restricted cash (ASU 2016-18).
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
Powertrain is highly dependent on the market segments in which its propulsion systems are used, with developments in engine emissions regulations playing a significant role. For vehicle applications, product development is driven by regulatory considerations, as well as the need of customers to reduce operating costs. For additional discussion regarding the principal factors affecting results for Powertrain, see “Item 4. Information on the Company—B. Business Overview—Industry Overview—Powertrain.”
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
Finally, our results may be materially affected, directly or indirectly, by governmental policies, including monetary and fiscal policies and policies on international trade and investment. For additional information regarding the effect on us of governmental policies, see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business, Strategy and Operations-Changes in government monetary or fiscal policies may negatively impact our results.” and “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business, Strategy and Operations-International trade policies may impact demand for our products and our competitive position.”
Non-GAAP Financial Measures
We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the reader’s ability to assess our financial performance and financial position. These measures facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These financial measures have no standardized meaning under U.S. GAAP, and are unlikely to be comparable to other similarly titled measures used by other companies, and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP.
As of December 31, 2018, our primary non-GAAP financial measures are defined as follows:
Adjusted EBIT
Adjusted EBIT is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring charges, the finance and non-service component of pension and other post-employment costs, foreign exchange gains/(losses) and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. We provide a reconciliation of Net Income (Loss), the most directly comparable U.S. GAAP financial measure included in our consolidated statements of operations, to Adjusted EBIT and Adjusted EBITDA.
Adjusted EBITDA
Adjusted EBITDA is defined as Adjusted EBIT plus depreciation and amortization including on assets sold under operating leases and assets sold under buy-back commitments. We provide a reconciliation of Net Income (Loss), the most directly comparable U.S. GAAP financial measure included in our consolidated statements of operations, to Adjusted EBIT and Adjusted EBITDA.
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
A. Operating Results
The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Note 22: Supplemental Information” to our consolidated financial statements for the year ended December 31, 2018, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Industrial Activities include the Financial Services business on the equity basis of accounting. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.
2018 Compared to 2017
Consolidated Results of Operations

	2018	2017
	(in millions)
Revenues:
Net sales	$27,831	$25,769
Finance and interest income	1,875	1,932
Total Revenues	29,706	27,701
Costs and Expenses:
Cost of goods sold	22,958	21,572
Selling, general and administrative expenses	2,351	2,315
Research and development expenses	1,061	957
Restructuring expenses	61	93
Interest expense	812	940
Other, net	997	1,165
Total Costs and Expenses	28,240	27,042
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,466	659
Income taxes	(417)	(457)
Equity in income of unconsolidated subsidiaries and affiliates	50	88
Net income (loss)	1,099	290
Net income attributable to noncontrolling interests	31	18
Net income (loss) attributable to CNH Industrial N.V.	$1,068	$272
Revenues
We recorded revenues of $29,706 million in 2018, an increase of 7.2% (up 6.7% on a constant currency basis) compared to 2017. This increase is primarily due to an increase in net sales in each segment of Industrial Activities which were $27,831 million in 2018, an increase of 8.0% (an increase of 7.3% on a constant currency basis) compared to the prior year.
Cost of Goods Sold
Cost of goods sold were $22,958 million in 2018 compared with $21,572 million in 2017, an increase year over year due to the increase in revenues. As a percentage of net sales of Industrial Activities, cost of goods sold was 82.5% in 2018 compared with 83.7% in 2017.

Selling, General and Administrative Expenses
SG&A expenses amounted to $2,351 million in 2018 (7.9% of revenues) compared to $2,315 million in 2017 (8.4% of revenues).
Research and Development Expenses
In 2018, R&D expenses were $1,061 million compared to $957 million in 2017. The expense in both years was primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.
Restructuring Expenses
The Company incurred restructuring costs of $61 million and $93 million for the years ended December 31, 2018 and 2017, respectively. These costs were as follows:

•
In 2018, Commercial Vehicles and Agricultural Equipment recorded $30 million and $26 million respectively, which were primarily attributable to actions as part of the Company's Efficiency Program launched in 2014.

•
In 2017, Commercial Vehicles recorded $69 million mainly due to additional capacity realignment in the firefighting business and actions to reduce selling, general and administrative expenses as part of the Efficiency Program. Agricultural Equipment recorded $14 million, mainly as a result of footprint rationalization actions included in the Efficiency Program.

Interest Expense
Interest expense was $812 million in 2018 compared to $940 million in 2017. The interest expense attributable to Industrial Activities, net of interest income and eliminations, was $368 million in 2018 compared to $482 million in 2017, a decrease of $114 million over 2017. In 2018, interest expense includes a charge of $22 million related to the repurchase of a portion of the CNH Industrial Finance Europe S.A. 2.875% Notes due 2021. In 2017, interest expense included a charge of $56 million related to the repurchase/early redemption of notes. Excluding these changes, the decrease in 2018 was primarily attributable to refinancing and early retirement of certain high yield debt as well as lower average indebtedness.
Other, net
Other, net expenses were $997 million and includes a pre-tax gain of $80 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from a healthcare plan modification following a judgement in favor of the Company issued by the United States Supreme Court in April 2018. In 2017, Other, net expenses were $1,165 million which included a non-cash pre- and after-tax charge of $92 million due to the deconsolidation of our Venezuelan operations. Excluding the impacts of these charges in both years, Other, net expenses were flat. For more information on the deconsolidation of our Venezuelan operations, see “Note 2: Summary of Significant Accounting Policies - Venezuela Currency Regulations, Re-measurement and Deconsolidation”.
Income Taxes

	2018	2017
	(in millions, except percentages)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$1,466	$659
Income taxes	$417	$457
Effective tax rate	28.4%	69.3%

Income taxes totaled $417 million in 2018, including a tax benefit of $8 million due to the U.S. Tax Cuts and Jobs Act (the “U.S. Tax Act”) as well as the tax on restructuring costs of $61 million ($52 million after tax). The effective tax rate was also affected by charges for the repurchase and early redemption of notes of $22 million ($22 million after tax). Excluding the impact of these items and the $12 million impact of placing a valuation allowance against deferred tax assets in certain jurisdictions during the year, the effective tax rate for 2018 would have been 27%. The effective tax rate reduction in 2018 was primarily caused by the difference in tax accruals attributable to the U.S. Tax Act and other tax law changes, a reduced negative impact of recording valuation allowances against certain of our deferred tax assets, a more favorable geographic mix of pre-tax earnings, and a reduced U.S. tax rate pursuant to the U.S. Tax Act.
In 2017, income taxes totaled $457 million, including a tax charge of $128 million due to the U.S. Tax Act and tax legislation changes in the U.K. and certain other countries enacted in the fourth quarter of 2017 as well as the tax on restructuring costs of $93 million ($86 million after tax), charges for the repurchase and early redemption of notes of $64 million ($55 million after tax). The effective tax rate was also affected by the deconsolidation of our Venezuelan operations of $92 million ($92 million after tax). Excluding the impact of these items, the effective tax rate for 2017 would have been 38%.
Equity in Income of Unconsolidated Subsidiaries and Affiliates
Equity in income of unconsolidated subsidiaries and affiliates was $50 million in 2018, compared to $88 million in 2017. The decrease in equity in income of unconsolidated subsidiaries and affiliates was mainly due to lower results of the joint ventures in APAC.

Industrial Activities and Business Segments
The following tables show revenues, Adjusted EBIT and Adjusted EBITDA by segment. We have also included a discussion of our results by Industrial Activities and each of our segments.

	2018	2017	% Change	% Change excl. FX
	(in millions, except percentages)
Revenues:
Agricultural Equipment	$11,682	$10,683	9.4%	10.4%
Construction Equipment	3,021	2,530	19.4%	20.2%
Commercial Vehicles	10,939	10,562	3.6%	1.3%
Powertrain	4,565	4,369	4.5%	1.4%
Eliminations and other	(2,376)	(2,375)
Total Net sales of Industrial Activities	27,831	25,769	8.0%	7.3%
Financial Services	1,989	2,028	(1.9)%	(0.5)%
Eliminations and other	(114)	(96)
Total Revenues	$29,706	$27,701	7.2%	6.7%

	2018	2017	$ Change	2018 Adj EBIT Margin	2017 Adj EBIT Margin
	(in millions, except percentages)
Adjusted EBIT by segment:
Agricultural Equipment	$1,036	$791	$245	8.9%	7.4%
Construction Equipment	91	(16)	107	3.0%	(0.6)%
Commercial Vehicles	299	195	104	2.7%	1.8%
Powertrain	406	360	46	8.9%	8.2%
Eliminations and other	(247)	(187)	(60)
Total Industrial Activities	$1,585	$1,143	$442	5.7%	4.4%
Financial Services	516	497	19	25.9%	24.5%
Total Adjusted EBIT	$2,101	$1,640	$461	7.1%	5.9%

	2018	2017	$ Change	2018 Adj EBITDA Margin	2017 Adj EBITDA Margin
	(in millions, except percentages)
Adjusted EBITDA by segment:
Agricultural Equipment	$1,339	$1,106	$233	11.5%	10.4%
Construction Equipment	152	49	103	5.0%	1.9%
Commercial Vehicles	890	735	155	8.1%	7.0%
Powertrain	536	488	48	11.7%	11.2%
Eliminations and other	(246)	(187)	(59)
Total Industrial Activities	$2,671	$2,191	$480	9.6%	8.5%
Financial Services	767	799	(32)	38.6%	39.4%
Total Adjusted EBITDA	$3,438	$2,990	$448	11.6%	10.8%
Net sales of Industrial Activities were $27,831 million in 2018, an 8.0% increase (up 7.3% on a constant currency basis) as compared to the prior year driven by increased revenues in each Industrial Activities segment.
Adjusted EBIT of Industrial Activities was up 39% to $1,585 million in 2018, compared to $1,143 million in 2017, with an Adjusted EBIT margin of 5.7%, up 1.3 percentage points (“p.p.”) compared to 2017.
Adjusted EBITDA of Industrial Activities was $2,671 million in 2018, an increase of $480 million (or up 22%) compared to 2017, with an Adjusted EBITDA margin of 9.6%, up 1.1 p.p. compared to 2017.
Business Segment Performance
Agricultural Equipment
Net Sales
The following table shows Agricultural Equipment net sales by geographic region in 2018 compared to 2017:
Agricultural Equipment Sales – by geographic region:

($ million)	2018	2017	% Change
North America	$4,037	$3,568	13.1%
EMEA	4,321	3,847	12.3%
LATAM	1,625	1,657	(1.9)%
APAC	1,699	1,611	5.5%
Total	$11,682	$10,683	9.4%
Net sales for Agricultural Equipment were $11,682 million  in 2018, a 9.4% increase (up 10.4% on a constant currency basis) compared to 2017. The increase was driven by a sustained price realization performance, coupled with a stabilization of end-user demand in most of our markets, including emerging evidence of a replacement cycle in the row crop sector in North America.
For 2018, worldwide agricultural equipment industry unit sales increased 3%. In North America, industry volumes in the over 140 h.p. tractor market sector were up 5% and combines were up 10%. Industry volumes for under 140 h.p. segment were up 6%. EMEA markets were down 8% for tractors and up 4% for combines. LATAM tractor industry volumes decreased 1% and combine industry volumes increased 10%. APAC markets increased 3% for tractors and 2% for combines.
Adjusted EBIT
Adjusted EBIT was $1,036 million in 2018 ($791 million in 2017). The increase was mainly due to positive net price realization and favorable volume in most of our regions, partially offset by the sustained investment in product development, related primarily to precision farming and compliance with Stage V emission regulations. Adjusted EBIT margin increased 1.5 p.p. to 8.9%.

Construction Equipment
Net Sales
The following table shows Construction Equipment net sales by geographic region in 2018 compared to 2017:
Construction Equipment Sales – by geographic region:

($ million)	2018	2017	% Change
North America	$1,525	$1,307	16.7%
EMEA	594	511	16.2%
LATAM	345	300	15.0%
APAC	557	412	35.2%
Total	$3,021	$2,530	19.4%
Net sales for Construction Equipment were $3,021 million in 2018, a 19.4% increase (up 20.2% on a constant currency basis) compared to 2017, primarily due to increased end-user demand in all regions and favorable net price realization.
In 2018, Construction Equipment’s worldwide heavy industry volumes were up 20% and light industry volumes were up 17% compared to 2017. Overall industry volumes increased in all regions.
Adjusted EBIT
Adjusted EBIT was $91 million in 2018 (up $107 million compared to 2017). Adjusted EBIT margin increased 3.6 p.p. to 3.0%. The increase was due to higher sales volume, favorable mix, and positive net price realization, more than offsetting raw material cost increases, mainly in North America.
Commercial Vehicles
Net Sales
The following table shows Commercial Vehicles net sales by geographic region in 2018 compared to 2017:
Commercial Vehicles Sales – by geographic region:

($ million)	2018	2017	% Change
North America	$25	$20	n.m.
EMEA	9,402	8,705	8.0%
LATAM	710	837	(15.2)%
APAC	802	1,000	(19.8)%
Total	$10,939	$10,562	3.6%
n.m. – not meaningful

Commercial Vehicles net sales were $10,939 million in 2018, an increase of 3.6% from 2017 (up 1.3% on a constant currency basis), as a result of positive pricing and a favorable product mix.
In 2018, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, grew by 8% compared to 2017. The light vehicles market (“LCV”) (GVW 3.5-7.49 tons) increased 11%, while the Medium and Heavy (“M&H”) Truck market (GVW ≥7.5 tons) increased 5%. In LATAM, new truck registrations (GVW ≥3.5 tons) increased 24% compared to 2017, with an increase of 46% in Brazil, partially offset by a decrease of 17% in Argentina. In APAC, new truck registrations slightly increased (up 1%) compared with 2017.
The Company’s estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 11.6%, down 1.2 p.p. compared with 2017. In LATAM in 2018, the Company’s market share decreased 2.3 p.p. to 9.6%.
During 2018, Commercial Vehicles delivered approximately 144,900 vehicles (including buses and specialty vehicles), representing a 5% decrease from 2017. Volumes increased 2% in LCV and decreased 20% in M&H truck segments. Commercial Vehicles’ deliveries decreased 4% in EMEA, 7% in LATAM and 17% in APAC.

In 2018, Commercial Vehicles' ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 0.98, a decrease of 5% compared to 2017. In 2018, truck order intake in Europe decreased 7% compared to previous year.
The following tables show our unit deliveries by geographic area and by product in 2018 compared to 2017:
Commercial Vehicles Deliveries – by geographic area:

(units in thousands)	2018	2017	% Change
France	24.9	22.9	8.7%
Germany & Switzerland	19.5	20.7	(5.8)%
U.K.	6.5	7.2	(9.7)%
Italy	24.0	23.9	0.4%
Iberia (Spain & Portugal)	11.4	14.2	(19.7)%
Rest of EMEA	36.1	38.2	(5.5)%
EMEA	122.4	127.1	(3.7)%
LATAM	12.9	13.8	(6.5)%
APAC	9.6	11.5	(16.5)%
Total Sales	144.9	152.4	(4.9)%
Naveco*	31.0	31.3	(1.0)%
Total	175.9	183.7	(4.2)%
(*)      Joint ventures accounted for under the equity method
Commercial Vehicles Deliveries– by product:

(units in thousands)	2018	2017	% Change
Medium & Heavy	38.7	48.4	(20.0)%
Light	93.1	91.0	2.3%
Buses	10.3	10.3	0.0%
Specialty vehicles**	2.8	2.7	3.7%
Total	144.9	152.4	(4.9)%
(**) Defense and firefighting vehicles
Adjusted EBIT
Adjusted EBIT was $299 million in 2018 ($195 million in 2017), mainly due to a favorable product mix in light duty trucks and buses, and to the focus on sales of alternative propulsion solutions in heavy duty trucks. Positive price realization in trucks and manufacturing efficiencies also contributed to the improved results. Adjusted EBIT margin increased 0.9 p.p. to 2.7%.
Powertrain
Net Sales
Powertrain net sales were $4,565 million in 2018, an increase of 4.5% (up 1.4% on a constant currency basis) compared to 2017, due to higher sales volume in engine applications. Sales to external customers accounted for 50% of total net sales in 2018, up from 48% in 2017.
During 2018, Powertrain sold approximately 613,000 engines, an increase of 1% compared to 2017. By major customer, 25% of engines were supplied to Commercial Vehicles, 16% to Agricultural Equipment, 4% to Construction Equipment and the remaining 55% to external customers (units sold to third parties were up 5% compared to 2017). Additionally, Powertrain delivered approximately 72,200 transmissions, an increase of 2% compared to 2017, and 175,700 axles, a decrease of 9% over 2017.

Adjusted EBIT
Adjusted EBIT was $406 million in 2018 ($360 million in 2017). The improvement was mainly due to a favorable product mix and manufacturing efficiencies, partially offset by higher product development spending. Adjusted EBIT margin increased to 8.9%.
Financial Services Performance
Finance and Interest Income
Financial Services reported revenues of $1,989 million in 2018, down 1.9% (down 0.5% on a constant currency basis) compared to 2017, primarily due to a lower average portfolio balance in North America.
Net Income
For the year ended December 31, 2018, net income was $385 million, a $67 million decrease compared to 2017, primarily attributable to the one-time tax benefit of $118 million recorded in 2017 as a result of the write-down of deferred tax liabilities in connection with the enactment of the 2017 U.S. Tax Cut & Jobs Act (the "U.S. Tax Act").
In 2018, retail loan originations (including unconsolidated joint ventures) were $10.0 billion, up $0.9 billion compared to 2017. The managed portfolio (including unconsolidated joint ventures) was $26.3 billion (of which retail was 62% and wholesale 38%), down $0.5 billion compared to December 31, 2017. Excluding the impact of currency translation, the managed portfolio increased $0.7 billion compared to 2017.
Reconciliation of Net Income (Loss) to Adjusted EBIT and Adjusted EBITDA
The following table includes the reconciliation of Adjusted EBIT and Adjusted EBITDA, non-GAAP financial measures, to net income, the most comparable U.S. GAAP financial measure.

	2018	2017	$ Change
	(in millions)
Net income	$1,099	$290	$809
Income tax (expense)	417	457	(40)
Interest expenses of Industrial Activities, net of interest income and eliminations	368	482	(114)
Foreign exchange (gains) losses, net	171	124	47
Finance and non-service component of Pension and other post-employment benefit costs (1)	(15)	102	(117)
Restructuring expenses	61	93	(32)
Venezuelan re-measurement and impairment of assets, and 2017 year-end deconsolidation of Venezuelan operations	—	92	(92)
Adjusted EBIT	$2,101	$1,640	$461
Depreciation and Amortization	703	725	(22)
Depreciation of assets under operating leases and assets sold with buy-back commitments	634	625	9
Adjusted EBITDA	$3,438	$2,990	$448
(1) This item contains a pre-tax gain of $80 million as a result of the amortization over approximately 4.5 years of the $527 million passive income impact from the modification of a healthcare plan in the U.S.

2017 Compared to 2016
Consolidated Results of Operations

	2017	2016
	(in millions)
Revenues:
Net sales	$25,769	$23,216
Finance and interest income	1,932	1,879
Total Revenues	27,701	25,095
Costs and Expenses:
Cost of goods sold	21,572	19,420
Selling, general and administrative expenses	2,315	2,246
Research and development expenses	957	860
Restructuring expenses	93	44
Interest expense	940	1,026
Other, net	1,165	1,521
Total Costs and Expenses	27,042	25,117
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	659	(22)
Income taxes	(457)	(297)
Equity in income of unconsolidated subsidiaries and affiliates	88	58
Net income	290	(261)
Net income (loss) attributable to noncontrolling interests	18	3
Net income attributable to CNH Industrial N.V.	$272	$(264)
Revenues
We recorded revenues of $27,701 million in 2017, an increase of 10.4% (up 8.1% on a constant currency basis) compared to 2016. The increase was primarily due to an increase in net sales of Industrial Activities, which were $25,769 million in 2017, an increase of 11.0% (increase of 8.6% on a constant currency basis) compared to the prior year.
Cost of Goods Sold
Cost of goods sold were $21,572 million in 2017 compared with $19,420 million in 2016, an increase year over year due to the increase in net sales. As a percentage of net sales of Industrial Activities, cost of goods sold was 83.7% and 83.6% in the years ended December 31, 2017 and 2016, respectively.
Selling, General and Administrative Expenses
SG&A expenses amounted to $2,315 million in 2017 (8.4% of revenues), a 3.1% increase compared with the $2,246 million recorded in 2016 (8.9% of revenues).
Research and Development Expenses
In 2017, R&D expenses were $957 million compared to $860 million in 2016. The expense in both years was primarily attributable to continued investment in new products.

Restructuring Expenses
Restructuring expenses were $93 million in 2017 compared to $44 million in 2016. The expenses in both periods was primarily due to actions in Commercial Vehicles and Agricultural Equipment as part of the Company’s Efficiency Program launched in 2014.
Interest Expense
Interest expense was $940 million in 2017 compared to $1,026 million in 2016. The interest expense attributable to Industrial Activities, net of interest income and eliminations, was $482 million in 2017 compared to $541 million in 2016. The decrease of $59 million over 2016 was primarily due to improved cost of funding and a lower average debt balance, as well as by a lesser impact from one-off items in 2017 ($56 million) compared to 2016 ($60 million) in connection with our accelerated debt redemption strategy.
Other, net
Other, net expenses were $1,165 million which includes a non-cash pre- and after-tax charge of $92 million due to the deconsolidation of our Venezuela operations. In 2016, Other, net expenses were $1,521 million which included a non-recurring non-tax deductible charge of €495 million ($551 million) as a result of the European Commission settlement as well as a $34 million charge related to the re-measurement and impairment of certain assets of our Venezuelan subsidiary. Excluding the impacts of these charges in both years, Other, net expenses increased $137 million mainly due to higher provisions. For more information on this re-measurement, see “Note 2: Summary of Significant Accounting Policies - Foreign Currency”.
Income Taxes

	2017	2016
	(in millions, except percentages)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$659	$(22)
Income taxes	$457	$297
Effective tax rate	69.3%	n.m.
n.m. – not meaningful
Income taxes totaled $457 million in 2017, including a tax charge of $128 million due to the U.S. Tax Act and tax legislation changes in the U.K. and certain other countries enacted in the fourth quarter of 2017 as well as the tax on restructuring costs of $93 million ($86 million after tax). The effective tax rate was also affected by charges for the repurchase and early redemption of notes of $64 million ($55 million after tax) and by the deconsolidation of our Venezuelan operations of $92 million ($92 million after tax). Excluding the impact of these items, the effective tax rate for 2017 would have been 38%.
In 2016, income taxes totaled $297 million. In 2016, the effective tax rate was significantly impacted by the non-recurring non-tax deductible charge of $551 million relating to the European Commission settlement, the $34 million non-deductible charge due to the re-measurement and impairment of certain assets in Venezuela, the restructuring costs of $44 million ($40 million after-tax) and a one-time non-cash tax charge of $59 million related to the corporate reorganization of our Latin America operations. Excluding the tax impact of these items, the effective tax rate for 2016 would have been 40%.
Equity in Income of Unconsolidated Subsidiaries and Affiliates
Equity in income of unconsolidated subsidiaries and affiliates was $88 million in 2017, compared to $58 million in 2016. In 2016, the item included a negative impact of $9 million due to the restructuring of our joint ventures in China. Excluding the 2016 negative impact, equity in income of unconsolidated subsidiaries and affiliates increased $21 million due to improved results of joint venture in APAC.

Industrial Activities and Business Segments
The following tables show revenues and operating profit broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	2017	2016	% Change	% Change excl. FX
	(in millions, except percentages)
Revenues:
Agricultural Equipment	$10,683	$9,690	10.2%	8.0%
Construction Equipment	2,530	2,206	14.7%	12.8%
Commercial Vehicles	10,562	9,628	9.7%	7.0%
Powertrain	4,369	3,707	17.9%	15.9%
Eliminations and other	(2,375)	(2,015)
Total Net sales of Industrial Activities	25,769	23,216	11.0%	8.6%
Financial Services	2,028	1,916	5.8%	1.3%
Eliminations and other	(96)	(37)
Total Revenues	$27,701	$25,095	10.4%	8.1%

	2017	2016	$ Change	2017 Adj EBIT Margin	2016 Adj EBIT Margin
	(in millions, except percentages)
Adjusted EBIT by segment:
Agricultural Equipment	$791	$642	$149	7.4%	6.6%
Construction Equipment	(16)	(44)	28	(0.6)%	(2.0)%
Commercial Vehicles	195	279	(84)	1.8%	2.9%
Powertrain	360	233	127	8.2%	6.3%
Eliminations and other	(187)	(142)	(45)
Total Industrial Activities	$1,143	$968	$175	4.4%	4.2%
Financial Services	497	496	1	24.5%	25.9%
Total Adjusted EBIT	$1,640	$1,464	$176	5.9%	5.8%

	2017	2016	$ Change	2017 Adj EBITDA Margin	2016 Adj EBITDA Margin
	(in millions, except percentages)
Adjusted EBITDA by segment:
Agricultural Equipment	$1,106	$951	$155	10.4%	9.8%
Construction Equipment	49	25	24	1.9%	1.1%
Commercial Vehicles	735	771	(36)	7.0%	8.0%
Powertrain	488	357	131	11.2%	9.6%
Eliminations and other	(187)	(142)	(45)
Total Industrial Activities	$2,191	$1,962	$229	8.5%	8.5%
Financial Services	799	763	36	39.4%	39.8%
Total Adjusted EBITDA	$2,990	$2,725	$265	10.8%	10.9%
Net sales of Industrial Activities were $25,769 million in 2017, an 11.0% increase (up 8.6% on a constant currency basis) as compared to the prior year. Net sales increased with solid growth in all segments.
Adjusted EBIT of Industrial Activities was $1,143 million in 2017, a $175 million increase as compared to the prior year, with an Adjusted EBIT margin of 4.4%, up 0.2 p.p. compared to 2016.

Adjusted EBITDA of Industrial Activities was up 11.7% to $2,191 million in 2017 compared to $1,962 million in 2016, with an Adjusted EBITDA margin of 8.5%, flat compared to 2016.
Industrial Activities Performance by Business
Agricultural Equipment
Net Sales
The following table shows Agricultural Equipment net sales by geographic region in 2017 compared to 2016:
Agricultural Equipment Sales – by geographic region:

($ million)	2017	2016	% Change
North America	$3,568	$3,652	(2.3)%
EMEA	3,847	3,422	12.4%
LATAM	1,657	1,258	31.7%
APAC	1,611	1,358	18.6%
Total	$10,683	$9,690	10.2%
Net sales for Agricultural Equipment were $10,683 million in 2017, a 10.2% increase (up 8.0% on a constant currency basis) compared to 2016. In LATAM, the increase was mainly due to higher industry volume, market share gains, a favorable mix of higher horsepower products and net price realization. Net sales increased in APAC mainly driven by favorable volume in Australia, Russia, India, China and South East Asia. In EMEA, net sales increased due to higher industry volume, a favorable product mix and net price realization. In North America, net sales decreased as a result of de-stocking actions in our dealer network, primarily in the high horsepower tractors and the hay and forage product lines. North America industry volumes were flat overall with the row crop sector higher, offset by lower livestock sector volumes.
For the full year 2017, worldwide agricultural equipment industry unit sales up 6% compared to 2016 with global demand for tractors up 5%, primarily driven by recovery in Brazil and India, with EMEA flat and North America slightly down, combines up 6%, driven by Brazil and North America, while other agricultural equipment demand was flat. In 2017, we have seen a stabilization of the North America market especially in the cash crop segment driven by a reduction of used machines inventories and a recovery in replacement demand. Industry volumes in the North America row crop sector were slightly up with tractors over 140 h.p. up 2% and 10% for combines. The North America tractor under 140 h.p. segment was up 6% in the lifestyle tractors product line of 0-40 h.p., while the 60-140 h.p. livestock segment was down. EMEA markets were up 2% for tractors and flat for combines. LATAM tractor and combine sales both increased 13%. APAC markets increased 6% for tractors and 5% for combines.
For 2017, Agricultural Equipment’s worldwide market share performance was slightly up compared to 2016 for tractors and flat for combines. In an effort to reduce dealer inventory levels, the Company’s wholesale shipments to dealers were less than dealer retail sales to end customers.
Adjusted EBIT
Adjusted EBIT was $791 million in 2017 ($642 million in 2016). Adjusted EBIT margin increased 0.8 p.p. to 7.4% compared to 2016. The increase was mainly due to the favorable volume and product mix in all regions except NAFTA. One percent net price realization more than offset increases in raw material cost and unfavorable foreign exchange fluctuations. Agricultural Equipment also increased spending in research and development, primarily related to our new precision farming solutions, and in selling, general and administrative costs, primarily associated with the increase in sales activity.

Construction Equipment
Net Sales
The following table shows Construction Equipment net sales by geographic region in 2017 compared to 2016:
Construction Equipment Sales – by geographic region:

($ million)	2017	2016	% Change
North America	$1,307	$1,137	15.0%
EMEA	511	505	1.2%
LATAM	300	246	22.0%
APAC	412	318	29.6%
Total	$2,530	$2,206	14.7%
Net sales for Construction Equipment were $2,530 million in 2017, a 14.7% increase (up 12.8% on a constant currency basis) compared to 2016 due to higher industry volume in all regions except EMEA and net price realization primarily in North America and LATAM.
In 2017, Construction Equipment’s worldwide heavy industry sales were up 34% while light industry sales were up 16%, compared to 2016. Overall industry volumes increased in both product categories and in all regions with above average growth rates in APAC.
Construction Equipment’s worldwide market share for both light and heavy construction equipment was slightly down overall compared with 2016.
Adjusted EBIT
Adjusted EBIT was $(16) million in 2017 ($(44) million in 2016). Adjusted EBIT margin increased 1.4 p.p. to (0.6)% compared to 2016. The increase was due to higher volume, with a positive overhead absorption and net price realization partially offset by increases in raw material cost, unfavorable foreign exchange impacts on product components, and increased production costs driven by the increased volume.
Commercial Vehicles
Net Sales
The following table shows Commercial Vehicles net sales by geographic region in 2017 compared to 2016:
Commercial Vehicles Sales – by geographic region:

($ million)	2017	2016	% Change
North America	$20	$40	n.m.
EMEA	8,705	8,113	7.3%
LATAM	837	736	13.7%
APAC	1,000	739	35.3%
Total	$10,562	$9,628	9.7%
Commercial Vehicles net sales were $10,562 million in 2017, increased 9.7% from 2016 (up 7.0% on a constant currency basis), as a result of higher truck and bus sales in EMEA, higher volume and better product mix in APAC and recovering truck sales in LATAM, mainly Argentina.
In 2017, the European truck market (GVW ≥3.5 tons) excluding U.K. and Ireland, grew by 5% compared to 2016. The light vehicles market (GVW 3.5-7.49 tons) increased 6%, while the medium and heavy truck market (GVW ≥ 7.5 tons) increased 2%. In LATAM, new truck registrations (GVW ≥3.5 tons) increased 16% compared to 2016, with an increase of 54% in Argentina and 4% in Brazil. In APAC, new truck registrations increased 8% compared with 2016.
The Company’s estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 12.8%, down 0.3 p.p. compared with 2016. In LATAM, in 2017, the Company’s market share decreased 0.2 p.p. to 11.9%.

During 2017, Commercial Vehicles delivered approximately 152,400 vehicles (including buses and specialty vehicles), representing a 4% increase from 2016. Volumes increased 4% in both LCV and M&H truck segments. Commercial Vehicles' deliveries increased 1% in EMEA, 28% in LATAM and 14% in APAC.
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
(**) Defense and firefighting vehicles
Adjusted EBIT
Adjusted EBIT was $195 million in 2017 ($279 million in 2016). Adjusted EBIT margin decreased 1.1 p.p. to 1.8% compared to 2016. Adjusted EBIT increased in LATAM and APAC, mainly due to higher volume and favorable pricing. In EMEA, adjusted EBIT decreased as favorable volumes were more than offset by unfavorable mix, primarily associated with fleet-related channel sales, Euro 6 emission content costs, and the negative impact of the British pound devaluation. Increased spending in research and development on new product programs was more than offset by favorable manufacturing efficiencies.
Powertrain
Net Sales
Powertrain net sales were $4,369 million in 2017, an increase of 17.9% (up 15.9% on a constant currency basis) compared to 2016. The increase was primarily attributable to higher volumes. Sales to external customers accounted for 48% of total net sales in 2017, up from 47% in 2016.

During 2017, Powertrain sold approximately 606,700 engines, an increase of 13% compared to 2016. By major customer, 26% of engines were supplied to Commercial Vehicles, 17% to Agricultural Equipment, 3% to Construction Equipment, and the remaining 54% to external customers (units sold to third parties were up 7% compared to 2016). Additionally, Powertrain delivered approximately 70,400 transmissions, a decrease of 6% compared to 2016, and 193,900 axles, an increase of 2% over 2016.
Adjusted EBIT
Adjusted EBIT was $360 million in 2017 ($233 million in 2016). Adjusted EBIT margin increased 1.9 p.p. to 8.2% compared to 2016. The increase was due to higher volumes and manufacturing efficiencies.
Financial Services
Finance and Interest Income
Financial Services reported revenues of $2,028 million in 2017, up 5.8% (up 1.3% on a constant currency basis) relative to 2016 primarily due to higher activity in all regions except North America.
Net Income
For the year ended December 31, 2017, net income was $452 million, compared to $334 million in 2016. The increase was primarily attributable to an improvement in income taxes as a result of the write-down of deferred tax liabilities in connection with the enactment of the U.S. Tax Act. Excluding the favorable tax impact, net income was flat compared to 2016 as stronger performances in EMEA, LATAM and APAC regions were offset by a weaker result in North America.
Retail loan originations (including unconsolidated joint ventures) were $9.1 billion, flat compared to 2016. The managed portfolio (including unconsolidated joint ventures) of $26.8 billion (of which retail was 61% and wholesale 39%) was up $2.0 billion compared to December 31, 2016. Excluding the impact of currency translation, the managed portfolio increased $0.6 billion compared to 2016.
Reconciliation of Net Income (Loss) to Adjusted EBIT and Adjusted EBITDA
The following table includes the reconciliation of Adjusted EBIT and Adjusted EBITDA, non-GAAP financial measures, to net income, the most comparable U.S. GAAP financial measure.

	2017	2016	$ Change
	(in millions)
Net income	$290	$(261)	$551
Income tax (expense)	457	297	160
Interest expenses of Industrial Activities, net of interest income and eliminations	482	541	(59)
Foreign exchange (gains) losses, net	124	142	(18)
Finance and non-service component of Pension and other post-employment benefit costs	102	107	(5)
Restructuring expenses	93	44	49
Venezuelan re-measurement and impairment of assets, and 2017 year-end deconsolidation of Venezuelan operations	92	34	58
Chinese joint venture restructuring	—	9	(9)
European Commission settlement	—	551	(551)
Adjusted EBIT	$1,640	$1,464	$176
Depreciation and Amortization	725	716	9
Depreciation of assets under operating leases and assets sold with buy-back commitments	625	545	80
Adjusted EBITDA	$2,990	$2,725	$265

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
Particularly in light of the current economic uncertainty, developments may occur which may differ from our estimates and assumptions, and therefore might require significant adjustments to the carrying amounts of certain items, which as of the date of this annual report cannot be accurately estimated or predicted. The principal items affected by estimates are the allowances for doubtful accounts receivable and inventories, long-lived assets (tangible and intangible assets), the residual values of vehicles leased out under operating lease arrangements or sold with buy-back commitments, sales allowances, product warranties, pension and other postemployment benefits, deferred tax assets and contingent liabilities.
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
Goodwill and indefinite-lived other intangible assets are tested for impairment at least annually. In 2018 and 2017, we performed our annual impairment review as of December 31 and concluded that there was no impairment in either year. We evaluate events and changes in circumstances to determine if additional testing may be required.
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

The vast majority of goodwill, representing approximately 97% of the total, as of December 31, 2018, related to Agricultural Equipment (67%), Construction Equipment (24%) and Financial Services (6%) and as such, the impairment testing of these reporting units is discussed in detail below.
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
As of December 31, 2018, the estimated fair values of each reporting unit with goodwill exceeded the carrying value by more than 30%. Accordingly, management determined that none of the reporting units were at higher risk for impairment at December 31, 2018. The sum of the fair values of our reporting units was in excess of our market capitalization at December 31, 2018. We believe that the difference between the fair value and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken into consideration.
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
Realization of the residual values is dependent on our future ability to market the assets under then-prevailing market conditions. We continually evaluate whether events and circumstances have occurred which impact the estimated residual values of the assets on operating leases. The used vehicle market was carefully monitored throughout 2018 to ensure that write-downs were properly determined; however, additional write-downs may be required if market conditions should deteriorate further.
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
Pension and Other Postemployment Benefits
As more fully described in “Note 12: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2018, we sponsor pension, healthcare and other postemployment plans in various countries. We actuarially determine the costs and obligations relating to such plans using several statistical and judgmental factors. These assumptions include discount rates, rates for expected returns on plan assets, rates for compensation increases, mortality rates, retirement rates, and healthcare cost trend rates, as determined by us within certain guidelines. To the extent actual experiences differ from our assumptions or our assumptions change, we may experience gains and losses that we have not yet recognized in our consolidated statements of operations but would be recognized in equity. For our pension and postemployment benefit plans, we recognize net gain or loss as a component of defined benefit plan cost for the year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of (1) the projected benefit obligation or (2) the fair or market value of the plan assets at year end. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of active employees, and by the average life expectancy for inactive employees expected to receive benefits under the plan.
In October 2014, the Society of Actuaries (“SOA”) in the United States issued an updated mortality table (“RP-2014”) and mortality improvement scale (“MP-2014”). Accordingly, CNH Industrial reviewed the historical mortality experience and demographic characteristics of our U.S. Pension and Healthcare plan participants and have decided to adopt variants of the Blue Collar tables of RP-2014 as the base mortality tables. The Retirement Plans Experience Committee (“RPEC”) publishes annual updates to the RP-2014 model and corresponding mortality improvement scales. The latest update resulted in the 2018 version of the mortality improvement scale (“MP-2018”). In 2018, CNH Industrial adopted the MP-2018 mortality improvement scale, which better reflects the actual recent experience over the previous mortality improvement scales. Management believes the new mortality assumptions most appropriately represent its plans’ experience and characteristics. The adoption of the new mortality assumptions resulted in a total decrease of $3.6 million to the Company’s benefit obligations at December 31, 2018, of which, $3.0 million was related to pension plans and $0.6 million to healthcare plans.
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
The following table shows the effects of a one percentage-point change in our primary actuarial assumptions on pension, healthcare and other postemployment benefit obligations and expense:

	2019 Benefit Cost		Year End Benefit Obligation
	One Percentage-Point Increase	One Percentage-Point Decrease	One Percentage-Point Increase	One Percentage-Point Decrease
	(in millions)
Pension benefits
Assumed discount rate	$(24)	$28	$(333)	$412
Expected long-term rate of return on plan assets	$(22)	$22	$—	$—
Healthcare benefits:
Assumed discount rate	$1	$1	$(33)	$40
Assumed health care cost trend rate (initial and ultimate)	$3	$(1)	$25	$(22)
Other benefits:
Assumed discount rate	$1	$(1)	$(35)	$41
Realization of Deferred Tax Assets
At December 31, 2018, we had net deferred tax assets on temporary differences and tax benefits arising from tax loss and credit carryforwards of $2.1 billion, of which $1.6 billion is not recognized in the financial statements. The corresponding totals at December 31, 2017 were $2.6 billion and $1.8 billion, respectively.
We have recorded deferred tax assets that we believe are more likely than not to be recovered. The determination to record a valuation allowance requires significant judgement and is based on an assessment of positive and negative evidence, whereby objectively verifiable evidence takes precedence over other forms of evidence. We consider actual and forecasted results, the potential to carryback net operating losses and credits, the future reversal of certain taxable temporary differences, and planning strategies that are both prudent and feasible. We also consider risk factors, including, but not limited to, the economic conditions in the countries and, in some cases, regions in which we have significant operations as those conditions would generally impact our ability to generate taxable income in specific jurisdictions.
The above-mentioned $1.6 billion valuation allowance recorded in the consolidated financial statements at December 31, 2018 includes a full valuation allowance with respect to our Italian deferred tax assets totaling $0.7 billion. As previously disclosed, we continue to evaluate the realizability of our Italian deferred tax assets, and in accordance with the applicable guidance, at December 31, 2018, we assessed and weighed all positive and negative evidence in determining whether to maintain or release the valuation allowance currently placed against these assets. In particular, despite the positive evidence of having earned cumulative pre-tax profits over the most recent cumulative three-year period, certain other factors have been identified and considered in evaluating whether it was appropriate to maintain or release the valuation allowance. During the fourth quarter of 2018, economic data suggests a softening of the European economy in general and, in particular, of the European heavy commercial vehicle market. Further, industry forecasts estimate this trend will continue into 2019. If this softening were to occur during 2019, the results of our Italian operations would be negatively impacted. In addition, the Company has announced changes to its executive leadership team and intends to release an updated strategic business plan during the course of 2019. This strategic business plan will address how the Company approaches the mega-trends impacting the industries in which we compete -- including digitalization, electrification, and automation. The plan is also expected to define our future R&D investment and capital allocations, while also including a complete footprint assessment of our operations. As previously disclosed, the Company considers the forward-looking information included in the strategic business plan to be a significant piece of evidence in evaluating the recognition of our Italian deferred tax assets as, ultimately, their realization depends upon future taxable profits being generated in Italy. Given the negative evidence related to the softening of the European and Italian economies, the cyclicality of our business and the pending update to our strategic business plan, which is expected to address decisions as to footprint, capital allocation, R&D investments and other long-term initiatives. All of these factors may impact the profitability of our Italian operations and, accordingly we continue to maintain a full valuation allowance against our Italian deferred tax assets.
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
B. Liquidity and Capital Resources
The following discussion of liquidity and capital resources principally focuses on our consolidated statements of cash flows and our consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the end of 2019. See “Item 3. Key Information—D. Risk Factors” for additional information concerning risks related to our business, strategy and operations.
Cash Flow Analysis
At December 31, 2018, we had cash and cash equivalents of $5,031 million, a decrease of $399 million or 7.3% from $5,430 million at December 31, 2017. Cash and cash equivalents at December 31, 2018 did not include restricted cash of $772 million ($770 million at December 31, 2017), which is comprised of cash that was reserved principally for the servicing of securitization-related debt. The aggregate of cash and cash equivalents and restricted cash, which we consider to constitute our principal liquid assets (or “liquidity”), totaled $5,803 million at December 31, 2018, a decrease of $397 million, or 6.4%, from the total at the end of 2017 of $6,200 million.
The decrease of liquidity compared to December 31, 2017 was mainly attributable to a reduction in third party debt, dividend payments to shareholders and unfavorable exchange rate differences, partially offset by the net industrial cash flow generation. At December 31, 2018, available liquidity was $8,938 million, inclusive of $3,135 million in undrawn committed facilities ($3,180 million at December 31, 2017), compared to $9,380 million at December 31, 2017.

The following table summarizes the changes to cash flows from operating, investing and financing activities for each of the years ended December 31, 2018, 2017 and 2016.

	2018	2017	2016
	(in millions)
Cash provided by (used in):
Operating activities	$2,554	$2,865	$2,768
Investing activities	(1,920)	(1,869)	(1,656)
Financing activities	(723)	(1,045)	(1,538)
Translation exchange differences	(308)	395	(31)
Net increase (decrease) in cash and cash equivalents	$(397)	$346	$(457)
Net Cash from Operating Activities
Cash provided by operating activities in 2018 totaled $2,554 million and comprised the following elements:

•	$1,099 million in net income;

•	plus $1,337 million in non-cash charges for depreciation and amortization ($703 million excluding assets sold with buy-back commitments and equipment on operating leases);

•	plus $160 million in losses on the disposal of assets and other non-cash items;

•	plus $22 million in cost of repurchase of notes;

•	less $3 million of undistributed loss of unconsolidated subsidiaries (netted against dividends received from equity investees);

•	plus changes in deferred income taxes of $48 million less change in provisions of $48 million; and

•	plus $(61) million in change in working capital and other operating assets and liabilities.
In 2017, $2,282 million of the $2,865 million in cash generated by operating activities during the year was from income-related cash inflows (calculated as net income plus amortization and depreciation, dividends, equity income, changes in other liabilities and deferred taxes, net of gains/losses on disposals and other non-cash items), in addition to a $583 million increase in cash resulting from a decrease in working capital and other operating assets and liabilities.
In 2016, $1,333 million of the $2,768 million in cash generated by operating activities during the year was from income-related cash inflows (calculated as net income plus amortization and depreciation, dividends, equity income, changes in other liabilities and deferred taxes, net of gains/losses on disposals and other non-cash items), in addition to a $1,435 million increase in cash resulting from a decrease in working capital and other operating assets and liabilities.
Net Cash from Investing Activities
In 2018, cash used in investing activities was $1,920 million. The negative flows were primarily generated by:

•
investments in tangible and intangible assets that used $1,902 million in cash. Excluding investments for our long-term rental operations and relating to commercial vehicles sold under buy-back commitments, investments amounted to $558 million;

•	$253 million employed in retail receivables, net of collections; and

•	less $7 million of proceeds from the sale of assets
In 2017, cash used in investing activities totaled $1,869 million. Expenditures on tangible and intangible assets totaled $2,235 million. Excluding investments for our long-term rental operations and relating to vehicles sold under buy-back commitments, investments amounted to $492 million in 2017. Net collections of receivables from retail financing activities amounted to $306 million, and the proceeds from the sale of assets amounted to $17 million.
In 2016, cash used in investing activities totaled $1,656 million. Expenditures on tangible and intangible assets totaled $2,134 million. Excluding investments for our long-term rental operations and relating to vehicles sold under buy-back commitments, investments amounted to $503 million in 2016. Net collections of receivables from retail financing activities amounted to $618 million, and the proceeds from the sale of assets amounted to $12 million.

The following table summarizes our investments in tangible assets by segment and intangible assets for each of the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
	(in millions)
Agricultural Equipment	$148	$156	$150
Construction Equipment	24	25	26
Commercial Vehicles	170	132	150
Powertrain	85	86	92
Total Industrial Activities investments in tangible assets	427	399	418
Industrial Activities investments in intangible assets	123	89	83
Total Industrial Activities capital expenditures	550	488	501
Financial Services investments in tangible assets	—	1	—
Financial Services investments in intangible assets	8	3	2
Total Capital expenditures	$558	$492	$503
We incurred these capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and increase capacity, and for maintenance and engineering. The increase in capital expenditures in 2018 from 2017 is primarily related to the investment cycles of our products and increases in discretionary spending.
Net Cash from Financing Activities
In 2018, cash used in financing activities totaled $723 million, mainly attributable to a reduction in third party debt of Industrial Activities (including the repurchase of a portion of the CNH Industrial Finance Europe S.A. 2.875% notes due 2021), dividend payments to shareholders and purchase of treasury shares, partially offset by an increase in third party debt of Financial Services.
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
Capital Resources
The cash flows, funding requirements and liquidity of CNH Industrial are managed on a standard and centralized basis. This centralized system is designed to optimize the efficiency and effectiveness of our management of capital resources.
Our subsidiaries participate in a company-wide cash management system, which we operate in a number of jurisdictions. Under this system, the cash balances of all our subsidiaries are aggregated at the end of each business day to central pooling accounts. The centralized treasury management offers financial and systems expertise in managing these accounts, as well as providing related services and consulting to our business segments.
Our policy is to keep a high degree of flexibility with our funding and investment options in order to maintain our desired level of liquidity to achieve our rating targets while improving the Company’s capital structure over time. In managing our liquidity requirements, we are pursuing a financing strategy that aims at extending over time our Industrial Activities debt profile by issuing long-term bonds and retiring short-term debt through opportunistic transactions, deleveraging our Industrial Activities balance sheet by reducing gross debt, and diversifying funding sources.
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

•
Financial Services’ funding strategy is to maintain a sufficient level of liquidity and flexible access to a wide variety of financial instruments. While we expect securitizations and sale of receivables (factoring) to continue to represent a material portion of our capital structure and intersegment borrowings to remain a marginal source of funding, we will continue to diversify our funding sources and expand our investor base within Financial Services to support our investment grade credit ratings. These diversified funding sources include committed asset-backed facilities, unsecured notes, bank facilities and, in an effort to further diversify funding sources and reduce the average cost of funding, Financial Services has implemented commercial paper programs, both in the U.S. and Europe.

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
In August 2018, S&P Global Ratings raised its long-term issuer credit ratings on CNH Industrial N.V. and its subsidiary, CNH Industrial Capital LLC, to 'BBB' from 'BBB-'. The outlook is stable. Additionally, S&P Global Ratings raised the issue-level ratings on CNH Industrial N.V. and its industrial subsidiaries' debt, as well as the issue-level ratings on CNH Industrial Capital LLC's senior unsecured debt, to 'BBB' from 'BBB-'. In December 2018, Moody’s Investors Service (“Moody’s”) upgraded the senior unsecured ratings of CNH Industrial N.V. and its subsidiaries CNH Industrial Capital LLC and CNH Industrial Finance Europe S.A. from Ba1 to Baa3. The outlook is stable. In October 2017, Fitch Ratings assigned to CNH Industrial N.V. and CNH Industrial Capital LLC long-term issuer default ratings of "BBB-". The outlook is stable. Current ratings for the Company are as follows:

	CNH Industrial N.V.(1)			CNH Industrial Capital LLC
	Long Term	Short Term	Outlook	Long Term	Short Term	Outlook
S&P	BBB	A-2	Stable	BBB	A-2	Stable
Fitch	BBB-	-	Stable	BBB-	F3	Stable
Moody’s	Baa3	-	Stable	Baa3	-	Stable

(1)	Includes treasury subsidiary, CNH Industrial Finance Europe S.A.
Following the rating actions that occurred in 2017 and 2018, the Company’s debt is now fully investment grade, which the Company believes has improved its access to funding at better rates.
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
Consolidated Debt
As of December 31, 2018, and 2017, our consolidated Debt was as detailed in the table below:

	Consolidated		Industrial Activities		Financial Services
	2018	2017	2018	2017	2018	2017
	(in millions)
Total Debt	$24,445	$25,895	$6,347	$7,443	$20,436	$21,075
We believe that Net Debt, defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivatives hedging debt, is a useful analytical tool for measuring our effective borrowing requirements. This non-GAAP financial measure should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP. In addition, this non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.
We provide a separate analysis of Net Debt for Industrial Activities and Financial Services, to reflect the different cash flow management practices in the two businesses. The separation between Industrial Activities and Financial Services represents a sub-consolidation based on the core business activities (industrial activities or financial services) of each CNH Industrial legal entity. The sub-consolidation for Industrial Activities also includes legal entities that perform centralized treasury activities, such as raising funding in the market and financing CNH Industrial legal entities, but do not provide financing to third parties.

The calculation of Net Debt as of December 31, 2018 and 2017 and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, are shown below:

	Consolidated		Industrial Activities		Financial Services
	2018	2017	2018	2017	2018	2017
	(in millions)
Third party debt *	$24,445	$25,895	$5,211	$6,461	$19,234	$19,434
Intersegment notes payable **		—	1,136	982	1,202	1,641
Total Debt ***	$24,445	$25,895	$6,347	$7,443	$20,436	$21,075
Less:
Cash and cash equivalents	5,031	5,430	4,553	4,901	478	529
Restricted cash	772	770	—	—	772	770
Intersegment notes receivables **	—	—	1,202	1,641	1,136	982
Derivatives hedging debt	(8)	(7)	(8)	(7)	—	—
Net Debt (Cash)	$18,650	$19,702	$600	$908	$18,050	$18,794
(*) Includes adjustments related to fair value hedges.

(**)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $66 million and $659 million as of December 31, 2018 and 2017, respectively.

(***)
Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,136 million and $982 million at December 31, 2018 and 2017, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,202 million and $1,641 million at December 31, 2018 and 2017, respectively.

The decrease in the Net Debt position from December 31, 2017 to December 31, 2018 was primarily due to the decrease in the Net Debt of Financial Services, mainly due to the decrease in portfolio and to the positive foreign exchange translation impacts, and to the reduction in the Net Debt of Industrial Activities. Net Debt of Industrial Activities decreased $0.3 billion from December 31, 2017 to $0.6 billion at December 31, 2018. The decrease was primarily due to a significant cash generation from operating activities of $0.6 billion and to positive foreign exchange translation impacts on euro denominated debt, partially offset by dividend payments and by purchase of treasury shares.

The following table shows the change in Net Debt of Industrial Activities for 2018 and 2017:

($ million)	2018	2017
Net Debt of Industrial Activities at beginning of year	$(908)	$(1,609)
Adjusted EBITDA of Industrial Activities	2,671	2,191
Cash interest and taxes	(613)	(481)
Changes in provisions and similar*	(406)	(173)
Change in working capital	(496)	168
Operating cash flow	1,156	1,705
Investments in property, plant and equipment and intangible assets**	(550)	(488)
Other changes	(50)	73
Net industrial cash flow	556	1,290
Capital increases and dividends***	(399)	(193)
Currency translation differences and other****	151	(396)
Change in Net Debt of Industrial Activities	308	701
Net Debt of Industrial Activities at end of year	(600)	(908)
(*) Including other cash flow items related to operating lease and buy-back activities.
(**) Excluding assets sold under buy-back commitments and assets under operating leases.
(***) Including share buy-back transactions
(****) In the year ended December 31, 2018, this item includes the charge of $22 million related to the repurchase of notes. In the year ended December 31, 2017, this item included the charge of $56 million related to the repurchase/early redemption of notes.
Industrial Activities
Capital Markets
At December 31, 2018, we had an aggregate amount of $7.9 billion in bonds outstanding, of which $4.9 billion was issued by Industrial Activities.
The capital markets debt of Industrial Activities mainly related to notes issued under the Euro Medium Term Note Programme (and the notes issued under its predecessor, the Global Medium Term Notes Programme), and senior unsecured debt securities issued by CNH Industrial N.V. described below.
Euro Medium Term Note (EMTN) Programme. We have a medium-term note programme allowing for the placement of debt securities that was established in February 2011 and has a total authorized amount of €10 billion ($11 billion). At December 31, 2018, €3,354 million ($3,840 million) was outstanding under the programme, all such debt having been issued by CNH Industrial Finance Europe S.A. and guaranteed by CNH Industrial N.V. The outstanding amount under the programme included the following notes issued in 2018: €500 million of notes, issued in September 2018, at an annual fixed rate of 1.875% due in January 2026 at an issue price of 98.944 percent of their principal amount. In December 2018, in order to manage its liabilities, CNH Industrial Finance Europe S.A. repurchased, through a public tender, an aggregate nominal amount of €268,445,000 of the outstanding €700,000,000 2.875% Notes due 27 September 2021 issued under the EMTN.
CNH Industrial N.V. Senior Notes. In the United States, CNH Industrial N.V has issued notes from time to time. In 2016, CNH Industrial N.V. issued $600 million of notes at an interest rate of 4.50% due August 2023 (the “2023 Notes”) at an issue price of 100 percent of their principal amount, and, in 2017, CNH Industrial N.V. issued $500 million of notes at an interest rate of 3.850% due November 2027 (the “2027 Notes”) at an issue price of 99.384% of their principal amount. The 2023 Notes and the 2027 Notes are collectively referred to as the “CNH Industrial N.V. Senior Notes”.
The notes issued under the EMTN (and its predecessor the Global Medium Term Notes Programme) as well as the CNH Industrial N.V. Senior Notes impose covenants and other obligations on CNH Industrial N.V. as issuer and, in certain cases, as guarantor and CNH Industrial Finance Europe S.A. as issuer, including: (i) a negative pledge provision which requires that, if any security interest over assets of the issuer or the guarantor is granted in connection with debt that is, or is capable of being, listed or any guarantee is granted in connection with such debt, such security or guarantee must be equally and ratably extended to the outstanding notes; (ii) a status (or pari passu) covenant, under which the notes rank and will rank pari passu with all other present and future outstanding unsubordinated and unsecured obligations of the issuer and/or the guarantor (subject to mandatorily preferred obligations under applicable laws); (iii) an events of default provision setting out certain customary events (such as cross defaults, insolvency related events, etc.) the occurrence of which entitles the holders of the outstanding notes to accelerate the repayment of the notes; (iv) change of control provisions which, when combined with a rating downgrade of CNH Industrial N.V., grant the note holders the right to require immediate repayment of the notes; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these obligations may require the early repayment of the notes. At December 31, 2018, CNH Industrial was in compliance with the covenants of the notes issued under the EMTN (and its predecessor the Global Medium Term Notes Programme) and the CNH Industrial N.V. Senior Notes.
Bank Debt
At December 31, 2018, Industrial Activities available committed unsecured facilities expiring after twelve months amounted to $2.6 billion ($2.7 billion at December 31, 2017).
Euro 1.75 billion Revolving Credit Facility. In 2016, we signed a renewal of a €1.75 billion ($2.0 billion at year-end 2018 exchange rate) five-year committed, unsecured revolving credit facility. The facility expires in June 2021 and includes:

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
CNH Industrial N.V. has guaranteed any borrowings under the revolving credit facility with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.). At December 31, 2018, CNH Industrial was in compliance with the covenants of the Revolving Credit Facility.
Financial Services
Total Debt of Financial Services was $20.4 billion at December 31, 2018, compared to $21.1 billion at December 31, 2017.
Bank Debt
At December 31, 2018, Financial Services available committed, unsecured facilities expiring after twelve months amounted to $0.5 billion ($0.5 billion at December 31, 2017).
Asset-Backed Financing
At December 31, 2018, Financial Services’ committed, asset-backed facilities expiring after twelve months amounted to $3.9 billion ($3.5 billion at December 31, 2017), of which $3.0 billion was utilized at December 31, 2018 ($2.3 billion at December 31, 2017).
We sell certain of our finance receivables to third parties in order to improve liquidity, to take advantage of market opportunities and, in certain circumstances, to reduce credit and concentration risk in accordance with our risk management objectives.
The sale of financial receivables is executed primarily through ABS transactions and involves mainly accounts receivable from final (retail) customers and from the network of dealers (wholesale) to our Financial Services subsidiaries.
At December 31, 2018, our receivables from financing activities included receivables sold and financed through both ABS and factoring transactions of $13.4 billion ($14.0 billion at December 31, 2017), which do not meet derecognition requirements and therefore must be recorded on our consolidated statement of financial position. These receivables are recognized as such in our financial statements even though they have been legally sold; a corresponding financial liability is recorded in the consolidated statement of financial position as debt (see "Note 4: Receivables").
Capital Markets
In August 2018, CNH Industrial Capital LLC refinanced an April 2018 maturity by issuing $500 million of notes at an annual fixed rate of 4.200% due January 2024 at an issue price of 99.701 percent of their principal amount.
Commercial Paper Programmes
In 2017, with the purpose of further diversifying Financial Services’ funding structure, a commercial paper program was established in the U.S. by CNH Industrial Capital LLC’s. This program had an outstanding amount of $388 million at December 31, 2018. Since 2015, CNH Industrial Financial Services S.A.in Europe has issued commercial paper under a program which had an outstanding amount of $101 million at December 31, 2018.

Support Agreement in the Interest of CNH Industrial Capital LLC
CNH Industrial Capital LLC benefits from a support agreement issued by CNH Industrial N.V., pursuant to which CNH Industrial N.V. agrees to, among other things, (a) make cash capital contributions to CNH Industrial Capital LLC, to the extent necessary to cause its ratio of net earnings available for fixed charges to fixed charges to be not less than 1.05:1.0 for each fiscal quarter (with such ratio determined, on a consolidated basis and in accordance with U.S. GAAP, for such fiscal quarter and the immediately preceding three fiscal quarters taken as a whole), (b) generally maintain an ownership of at least 51% of the voting equity interests in CNH Industrial Capital LLC and (c) cause CNH Industrial Capital LLC to have, as of the end of any fiscal quarter, a consolidated tangible net worth of at least $50 million. The support agreement is not intended to be, and is not, a guarantee by CNH Industrial N.V. of the indebtedness or other obligations of CNH Industrial Capital LLC. The obligations of CNH Industrial N.V. to CNH Industrial Capital LLC pursuant to this support agreement are to the company only and do not run to, and are not enforceable directly by, any creditor of CNH Industrial Capital LLC, including holders of the CNH Industrial Capital LLC’s notes or the trustee under the indenture governing the notes. The support agreement may be modified, amended or terminated, at CNH Industrial N.V.’s election, upon thirty days’ prior written notice to CNH Industrial Capital LLC and the rating agencies of CNH Industrial Capital LLC, if (a) the modification, amendment or termination would not result in a downgrade of CNH Industrial Capital LLC rated indebtedness; (b) the modification, amendment or notice of termination provides that the support agreement will continue in effect with respect to the company’s rated indebtedness then outstanding; or (c) CNH Industrial Capital LLC has no long-term rated indebtedness outstanding.
For more information on our outstanding indebtedness, see “Note 10: Debt” to our consolidated financial statements for the year ended December 31, 2018.
Future Liquidity
We have adopted formal policies and decision-making processes designed to optimize the allocation of funds, cash management processes and financial risk management. Our liquidity needs could increase in the event of an extended economic slowdown or recession that would reduce our cash flow from operations and impair the ability of our dealers and retail customers to meet their payment obligations. Any reduction of our credit ratings would increase our cost of funding and potentially limit our access to the capital markets and other sources of financing.
We believe that funds available under our current liquidity facilities, those realized under existing and planned asset-backed securitization programs and issuances of debt securities and those expected from ordinary course refinancing of existing credit facilities, together with cash provided by operating activities, will allow us to satisfy our debt service requirements for the coming year. At December 31, 2018, we had available committed, unsecured facilities expiring after twelve months of $3.1 billion ($3.2 billion at December 31, 2017).
Financial Services securitized debt is repaid with the cash generated by the underlying amortizing receivables. Accordingly, additional liquidity is not normally necessary for the repayment of such debt. Financial Services has traditionally relied upon the term ABS market and committed asset-backed facilities as a primary source of funding and liquidity. At December 31, 2018, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $3.9 billion ($3.5 billion at December 31, 2017), of which $3.0 billion at December 31, 2018 ($2.3 billion at December 31, 2017) were utilized.
If Financial Services were unable to obtain ABS funding at competitive rates, its ability to conduct its financial services activities would be limited.
Pension and Other Postemployment Benefits
Pension Plans
Pension plan obligations primarily comprise the obligations of our pension plans in the United States, the U.K. and Germany.
Under these plans, contributions are made to a separate fund (trust) which independently administers the plan assets. Our funding policy is to contribute amounts to the plan equal to the amounts required to satisfy the minimum funding requirements pursuant to the laws of the applicable jurisdictions. The significant pension plans that we are required to fund are in the United Sates and the U.K. In addition, we make discretionary contributions in addition to the funding requirements. To the extent that a fund is overfunded, we are not required to make further contributions to the plan in respect of minimum performance requirements so long as the fund is in surplus.
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

At December 31, 2018 and 2017, the difference between the present value of the pension plan obligations and the fair value of the related plan assets was a deficit of $748 million and $848 million, respectively. In 2018, we contributed $55 million to the plan assets and made direct benefit payments of $83 million for our pension plans. Our expected total contribution to pension plan assets and direct benefit payments is estimated to be $78 million for 2019.
Healthcare Plans
Healthcare postretirement benefit plan obligations comprise obligations for healthcare and insurance plans granted to our employees working in the United States and Canada. These plans generally cover employees retiring on or after reaching the age of 55 who have completed at least 10 years of employment. United States salaried and non-represented hourly employees and Canadian employees hired after January 1, 2001 and January 1, 2002, respectively, are not eligible for postretirement healthcare and life insurance benefits under our plans. These plans are not required to be funded. Beginning in 2007, we made contributions on a voluntary basis to a separate and independently managed fund established to finance the North America healthcare plans.
At December 31, 2018 and 2017, the difference between the present value of the healthcare plan obligations and the fair value of the related plan assets was a deficit of $293 million and $936 million, respectively. In 2018, we did not contribute to the plan assets and made direct benefit payments for healthcare plans of $17 million and we expect to make direct benefit payments of $14 million in 2019.
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
At December 31, 2018 and 2017, the present value of the obligation for other postemployment benefits amounted to $422 million and $470 million, respectively.
In 2018, we made direct benefit payments of $37 million for other postemployment benefits and expect to make direct benefit payments of $34 million in 2019.
For further information on pension and other postemployment benefits, see “Note 12: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2018.
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
R&D activities involved approximately 6,000 employees at 54 sites around the world during 2018.
We own a significant number of patents, trade secrets, licenses and trademarks related to our products and services, and that number is expected to grow as our R&D activities continue. At December 31, 2018, we had 11,051 active granted patents, including 2,195 new patents registered during the year (in addition to 4,009 pending applications). We file patent applications in Europe, the U.S. and in other jurisdictions around the world to protect technology and improvements considered important to the business. Certain trademarks contribute to our identity and the recognition of our products and services and are an integral part of our business, and their loss could have a material adverse effect on us.
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
E. Off-Balance Sheet Arrangements
We use certain off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including financial guarantees. Our arrangements are described in more detail below. For additional information, see “Note 14: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2018.
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
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees in the interest of non-consolidated affiliates totaling $471 million as of December 31, 2018.
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2018:

	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(in millions)
Contractual Obligations
Debt obligations(1)
Bonds	$7,878	$1,073	$1,994	$2,322	$2,489
Borrowings from banks	4,125	1,405	2,156	408	156
Asset-backed financing	11,268	7,060	3,326	829	53
Other debt	1,172	907	126	108	31
Capital lease obligations	2	2	—	—	—
Operating lease obligations	570	155	186	94	135
Purchase obligations	1,993	864	887	226	16
Total	$27,008	$11,466	$8,675	$3,987	$2,880

(1)
Amounts presented exclude the related interest expense that will be paid when due. The table above does not include obligations for pensions, post-retirement benefits and health care plans. Our best estimate of expected contributions including direct benefit payment to be made by us in 2019 to pension plans, healthcare plans and other postemployment plans is $78 million, $14 million and $34 million, respectively. Potential outflows in the years after 2019 are subject to a number of uncertainties, including future asset performance and changes in assumptions, and therefore we are unable to make sufficiently reliable estimates of future contributions beyond 2019.

Debt Obligations
For information on our debt obligations, see “Capital Resources” above and “Note 10: Debt” to our consolidated financial statements for the year ended December 31, 2018. The debt obligations reflected in the table above can be reconciled to the amount in the December 31, 2018 consolidated balance sheet as follows:

(in millions)	Amount
Debt reflected in the December 31, 2018 consolidated balance sheet	$24,445
Less:
Capital lease obligations	(2)
Total Debt obligations	$24,443
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
Purchase Obligations
Our purchase obligations at December 31, 2018, included the following:

•
the repurchase price guaranteed to certain customers on sales with a buy-back commitment which is included in the line item “Other liabilities” in our consolidated balance sheets in an aggregate amount of $1,870 million; and

•	commitments to purchase tangible fixed assets, largely in connection with planned capital expenditures, in an aggregate amount of approximately $123 million.
G. Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
This Annual Report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this filing, including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing.
Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements.
Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Risk Factors” of this Annual Report.

Item 6.	Directors, Senior Management and Employees
A. Directors and Senior Management
The Board of Directors consists of ten directors. Lady Heywood was appointed Chairperson by the directors on July 21, 2018. On November 29, 2018, at the extraordinary general meeting of shareholders ("EGM"), Lady Heywood was appointed by the shareholders as an executive director. On September 17, 2018, Mr. Mühlhäuser became CEO of CNH Industrial. On November 29, 2018, at the EGM, Mr. Mühlhäuser was appointed to the Board, as an executive director. All other directors were elected on April 13, 2018 at the Annual General Meeting of Shareholders (“AGM”). The term of office of the current Board of Directors expires on April 12, 2019 (the scheduled date of the next AGM) at which time our shareholders will elect a new Board of Directors for a term of approximately one year.
As of March 1, 2019, our directors and certain senior managers are as set forth below:

Name	Position with CNH Industrial
Jacqueline Tammenoms Bakker	Director, Member of the Governance and Sustainability Committee
Mina Gerowin	Director, Member of the Governance and Sustainability Committee
Suzanne Heywood	Director, Chairperson
Léo W. Houle	Senior Non-Executive Director, Chairperson of the Compensation Committee, Chairperson of the Governance and Sustainability Committee
Peter Kalantzis	Director, Member of the Audit Committee, Member of the Compensation Committee
John Lanaway	Director, Member of the Audit Committee
Hubertus Mühlhäuser	Director, Chief Executive Officer
Silke Christina Scheiber	Director, Member of the Audit Committee
Guido Tabellini	Director, Member of the Compensation Committee
Jacques Theurillat	Director, Chairperson of the Audit Committee
Alan Berger	Chief Technology Officer
Luc Billiet	General Manager, Aftermarket Solutions
Massimiliano Chiara	Chief Financial Officer and Chief Sustainability Officer
Vilmar Fistarol	General Manager, South America
Carl Gustaf Göransson	President, Construction
Oddone Incisa	President, Financial Services
Gerrit Marx	President, Commercial and Specialty Vehicles
Derek Neilson	President, Agriculture
Stefano Pampalone	General Manager, Asia, Middle East and Africa
Annalisa Stupenengo	President, Powertrain
Tom Verbaeten	Chief Supply Chain Officer
Andreas Weishaar	Chief Strategy, Talent, ICT and Digital Officer

•	Jacqueline A. Tammenoms Bakker, Director (Non-Executive Director—independent), Member of the Governance and Sustainability Committee
Jacqueline A. Tammenoms Bakker was a Director of Fiat Industrial S.p.A. from April 5, 2012 until the merger of the company into CNH Industrial. Jacqueline A. Tammenoms Bakker studied at Oxford University (BA) and the Johns Hopkins School for Advanced International Studies in Washington D.C. (MA). She joined Shell International in 1977 holding a number of positions in the Netherlands, the U.K. and Turkey. In 1989, she joined McKinsey where she worked as a consultant in the U.K. and the Netherlands until 1995 when she was appointed Vice-President Food Europe at Quest International (Unilever) in the Netherlands. In 1999, she moved to the public sector in the Netherlands, firstly as Director of GigaPort (a public-private initiative to roll out broadband networks), and then as Director-General of Freight Transport (2001-2004) and Director-General of Civil Aviation and Freight Transport (2004-2007) at the Dutch Ministry of Transport. In 2006, she was awarded the Légion d’Honneur for her contribution to cooperation between the Netherlands and France, and in 2006/2007 she chaired the High Level Group on the regulatory framework for civil aviation reporting to the EU Commissioner for Transport. Since 2008 Ms. Tammenoms Bakker has been an independent Board member; she is currently a Board member of TomTom (NL), Unibail Rodamco (FR), Groupe Wendel (FR) and Chairman of the Van Leer Group Foundation (NL). Previously she was a Board member of Vivendi (FR) (2010-2014) and Tesco PLC (U.K.) (2009-2015). Born in 1953, Dutch citizenship. Date of first appointment: September 29, 2013.

•	Mina Gerowin, Director (Non-Executive Director—independent), Member of the Governance and Sustainability Committee
Ms. Gerowin has an A.B. from Smith College in Political Economy, a J.D. from the University of Virginia School of Law and an M.B.A. from Harvard Business School where she was a Baker Scholar. She practiced law in Switzerland and New York, then worked as Investment Banker in International Mergers and Acquisitions at Lazard Frères in New York and Paris. Ms. Gerowin formed her own consulting and investing company, completing five LBO transactions and participated in their direction as an officer and director. After their sale, she consulted internationally. Ms. Gerowin was a Managing Director of Paulson Europe LLP in London working on event, credit, distressed, recovery and merger arbitrage. She joined Paulson & Co. in 2004 helping establish the hedge fund's Event fund. Mina Gerowin is a member of the global board of 100 Women in Finance and a member of the Advisory Board of the Royal United Services Institute. She is a former Director of EXOR S.p.A., Lafarge S.A. and a former member of the Global Advisory Committee of Samsung Asset Management. Born in 1951, American and British citizenship. Date of first appointment: September 29, 2013.

•	Suzanne Heywood, Chairperson (Executive-Director)
Lady Heywood was appointed Chairperson of CNH Industrial N.V., in July 2018. Lady Heywood became a Managing Director of EXOR in 2016. Prior to that she worked at McKinsey & Company which she joined as an associate in 1997 and left as a Senior Partner (Director) in 2016. Lady Heywood co-led McKinsey’s global service line on organization design for several years and also worked extensively on strategic issues with clients across different sectors. She has published a book, “Reorg,” and multiple articles on these topics and has also acted as a visiting lecturer at Tsinghua University in Beijing. Lady Heywood started her career in the U.K. Government as a Civil Servant in the U.K. Treasury. At the Treasury, she worked as Private Secretary to the Financial Secretary (who is responsible for all direct taxation issues) as well as leading thinking on the Government’s privatization policy and supporting the Chancellor in his negotiations at ECOFIN (the meeting of European Finance Ministers) in Brussels. Prior to that she studied science at Oxford University (BA) and then at Cambridge University (PhD). Lady Heywood is also a Board Member of The Economist (where she is an Audit Committee member), a non-executive director of Chanel, a director of the Royal Opera House (where she is the Deputy Chair) and of the Royal Academy of Arts Trust. She grew up sailing around the world for ten years on a yacht with her family recreating Captain James Cook’s third voyage around the world. Born in 1969, British citizenship. Date of first appointment: April 15, 2016.

•	Léo W. Houle, Director (Senior Non-Executive Director—independent), Chairperson of the Compensation Committee, Chairperson of the Governance and Sustainability Committee
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
Mr. Kalantzis was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial. Mr. Kalantzis has been a non-executive member of various boards of directors since 2001. Prior to 2000, he was responsible for Alusuisse-Lonza Group’s corporate development and actively involved in the de-merger and stock market launch of Lonza, as well as the merger process of Alusuisse and Alcan. Mr. Kalantzis served as head of the Chemicals Division of Alusuisse-Lonza Group from 1991 until 1996. In 1991, Mr. Kalantzis was appointed Executive Vice-President and member of the Executive Committee of the Alusuisse-Lonza Group. Between 1971 and 1990 he held a variety of positions at Lonza Ltd. in Basel. Mr. Kalantzis is Chairman of the Board of SGS Ltd., Geneva (Switzerland); Chairman of the Board of Clair Ltd., Cham (Switzerland); Chairman of Von Roll Holding Ltd., Breitenbach (Switzerland); Chairman of Degussa Sonne/Mond Goldhandel AG, Cham (Switzerland); Chairman of Hardstone Services, SA, Geneva (Switzerland); he is a member of the Board of Paneuropean Oil and Industrial Holdings, Luxembourg and of Consolidated Lamda Holdings (Luxembourg). He is also President of the Board of John S. Latsis Public Benefit Foundation, Vaduz (Liechtenstein). From 1993 until 2002, he served on the Board of the Swiss Chemical and Pharmaceutical Association as Vice-President and in 2001-2002 as President. Mr. Kalantzis holds a Ph.D. in Economics and Political Sciences from the University of Basel and engaged in research as a member of the Institute for Applied Economics Research at the University of Basel between 1969 and 1971. Born in 1945, Swiss and Greek citizenship. Date of first appointment: September 29, 2013.

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

•	Hubertus Mühlhäuser, Chief Executive Officer (Executive-Director)
Hubertus Mühlhäuser is the Chief Executive Officer of CNH Industrial N.V. since September 2018. Mr. Mühlhäuser brings extensive leadership experience at multinational industrial companies and a deep knowledge of the agricultural and construction sector, as well as strategic expertise. Prior to joining CNH Industrial, he was President, CEO and Director of Welbilt Inc., a leading manufacturer of food service equipment, in 2015. Before joining Welbilt Inc., he dedicated two years to his family business, the tunneling specialist Mühlhäuser Holding Ltd., which he successfully restructured. From 2006 to 2013 he held positions of increasing importance at AGCO Corporation, a global agricultural equipment manufacturer. Initially Hubertus was the Senior Vice President of Strategy and Integration and was subsequently appointed Senior Vice President of AGCO’s global engine division. In 2009, he assumed the role of Senior Vice President Eastern Europe and Asia, and in 2012 became Head of Europe, Middle East and Africa, AGCO’s largest business region. Hubertus Mühlhäuser started his career at Arthur D. Little in Zurich, Switzerland in 1994, where he was appointed Global Head of the Strategy & Organization practice in 2000. He was also a member of the Global Executive Team. Mr. Mühlhäuser, who is fluent in four languages, holds an MBA from the European Business School of Wiesbaden and Oestrich-Winkel. He is Non-Executive Chairman of Mühlhäuser Holding Ltd., of Freienbach, Switzerland, and serves on the Board of Cormoran de Bilbao SL, of Bilbao, Spain. He is also a Member of the Board of the National Association of Manufacturers (NAM), Washington D.C., U.S.A., a member of the Business Roundtable and serves on the Board of Trustees of the University of Tampa, Florida, U.S.A. Born in 1969, German and Swiss citizenship. Date of first appointment: November 29, 2018.

•	Silke C. Scheiber, Director (Non-Executive Director—independent), Member of the Audit Committee
Silke C. Scheiber was at Kohlberg Kravis Roberts & Co. LLP, London, U.K. (“KKR”) from July 1999 to December 2015. She was a Member and Head of the European Industrials Group, responsible for identifying and executing a number of investment opportunities within the broader industrials space for KKR’s European private equity funds. From 1996 to 1999, Ms. Scheiber worked as a financial analyst at Goldman, Sachs & Company oHG, Frankfurt, Germany. Ms. Scheiber obtained her M.B.A. from the University of St. Gallen in St. Gallen, Switzerland, majoring in Finance and Accounting. Ms. Scheiber also attended the Ecole des Hautes Etudes Commerciales (HEC) in Paris, France where she majored in European Management and International Business Studies. Ms. Scheiber currently holds a non-executive director role with Jungbunzlauer Holding AG, Basel, Switzerland and sits on the Board of Micro Focus International PLC, Newbury, England. Born in 1973, Austrian citizenship. Date of first appointment: April 15, 2016.

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
Jacques Theurillat is a member of the Boards of Vifor Pharma AG, Mundipharma Ltd., CNH Industrial N.V. and ADC Therapeutics S.A. He is a Partner at Sofinnova Crossover Found, an investment fund focused on life sciences. From April 2008 to August 2015, Mr. Theurillat served as CEO of Ares Life Sciences AG, a privately- owned investment fund with the objective to build and manage a portfolio of companies in life sciences. From March 2007 to March 2008, he has served as CEO and Chairman of Albea Pharmaceuticals AG, a Swiss company involved in venture financing for life sciences companies. Mr. Theurillat served as Serono’s SA Deputy CEO until December 2006. In addition to his role as Deputy CEO, he was appointed Senior Executive Vice President, Strategic Corporate Development in May 2006 and was responsible for developing Serono’s global strategy and pursuing its acquisition and in-licensing initiatives. From 2002 to 2006, Mr. Theurillat served as Serono’s President of European and International Sales & Marketing. In this position, he was responsible for Serono’s commercial operations in Europe, IBO, Asia-Pacific, Oceania/Japan, Latin America and Canada. He became a Board member in May 2000. From 1996 to 2002, Mr. Theurillat was Chief Financial Officer. He previously served as Managing Director of the Istituto Farmacologico Serono in Rome, where he started in 1994. In 1993, he was appointed Vice President Taxes and Financial Planning for Serono. In 1990-1993, Mr. Theurillat worked outside Serono, running his own law and tax firm. Before that, he was Serono’s Corporate Tax Director, a post to which he was appointed in 1988. He first joined Serono in 1987 as a Corporate Lawyer working on projects such as the company’s initial public offering. Mr. Theurillat is a Swiss barrister and holds Bachelor of Law degrees from both Madrid University and Geneva University. He also holds a Swiss Federal Diploma (Tax Expert) and has a Master’s degree in Finance. Born in 1959, Swiss citizenship. Date of first appointment: September 29, 2013.

•	Alan Berger, Chief Technology Officer
Alan Berger assumed the role of Chief Technology Officer in January 2019. He has over 20 years of international product development experience in the off-highway vehicle industry, much of which he gained through roles of increasing importance with Volvo Construction Equipment culminating in the role of Senior Vice President, Technology. Mr. Berger joined Case Corporation in 1996 as Chief Engineer for Case Construction. This was followed by a series of roles from 2002 – 2005 with companies including Applied Materials and American Standard Companies. From 2005 – 2015 he served in Vice President roles at Ingersoll Rand and Volvo Construction Equipment responsible for Global Engineering, Product Portfolio Development, Advanced Engineering and Product Platforms. In 2016, he was named Senior Vice President of Technology with Volvo Construction Equipment. In September 2016, Mr. Berger re-joined CNH Industrial in the role of Chief Technical Officer, Agricultural Equipment Products and from 2017 - 2018 he served as Chief Technical Officer, Agricultural and Construction

Equipment Products. Alan Berger holds an MBA from J.L Kellogg Graduate School of Management, Northwestern University, Illinois, USA; together with a Bachelor of Science in Electrical Engineering, Computer Engineering, and Applied Mathematics and a Master’s of Science in Electrical Engineering, both from Carnegie Mellon University Pittsburgh, USA. He holds 21 U.S. patents.

•	Luc Billiet, General Manager Aftermarket Solutions
Luc Billiet assumed the role of General Manager Aftermarket Solutions in January 2019. Mr. Billiet began his career with Volkswagen in Brussels, Belgium, where he spent 19 years in many positions related to Supply Chain. During this period, he had the opportunity to work for four years in Germany and for six years in Brazil. His last role in Brazil, before moving to Fiat in Italy, was as Managing Director Volkswagen Parts and Accessories LATAM. In 2005, Mr. Billiet joined Fiat with responsibility for Logistics for the Car and Light Commercial Vehicles sector. Three years later he joined CNH, where he served as Head of Supply Chain Management and after two years, Head of Precision Solutions & Telematics, Training Services and Network Development. He moved to FCA (Fiat Chrysler Automobiles) in 2013 as Head of Supply Chain for the EMEA region, a role he also held for the LATAM region from 2014. In February 2015, Mr. Billiet was appointed President of CNH Industrial’s Precision Solutions & Telematics organization, a position he held until July 2016. He also served as President, Parts and Service for CNH Industrial from 2015 - 2018. Luc Billiet was born in Belgium and holds a degree in Business Administration from the Catholic University of Leuven, Belgium.

•	Massimiliano (Max) Chiara, Chief Financial Officer and Chief Sustainability Officer
Massimiliano (Max) Chiara was appointed Chief Financial Officer of CNH Industrial N.V. in August 2013 and assumed the role of Chief Sustainability Officer in June 2016. In addition, in December 2017, the CFO role was expanded to include Business Development (now renamed M&A). He previously served as Chief Financial Officer and Head of Business Development for Fiat Chrysler in Latin America since January 2013. From 2011 to 2012 he served as Vice President Finance in the position of Head of Financial Planning and Analysis and Business Development Finance for Fiat Chrysler. Previously he held various positions with Chrysler Group LLC including Brands and Marketing Controller and Head of Financial Planning and Analysis, a position he held since he joined Chrysler Group LLC in 2009. Prior to this he was the Director of Business Development Finance for Fiat Powertrain S.p.A. Previously, and since 1993, Mr. Chiara held various managerial roles at Teksid Aluminum, PricewaterhouseCoopers, R. Bosch S.p.A., Wuerth Group and was a M&A financial analyst with Dresdner Kleinwort Benson. Mr. Chiara graduated Cum Laude from the Luigi Bocconi University in Milan (Italy), with a degree in Business Administration, and has a CEMS Master’s degree in International Management from the Bocconi University and the University of Cologne (Germany). Mr. Chiara held the position of Chairman of the Italian Association of Corporate Treasurers (AITI) for the years 2004-2007.

•	Vilmar Fistarol, General Manager South America
Vilmar Fistarol assumed the role of General Manager South America in January 2019. Mr. Fistarol started his career at the Metallurgical Division of Abramo Eberle (BR) casting in 1978, and subsequently undertook various roles for Agrale (BR) from 1981 to 1991. In 1991, he joined Fiat Group, and from 1991 - 2001, he served in roles of increasing importance within the Purchasing Division, including Director of Fiat Auto Argentina Purchasing, Purchasing Director of Fiat Auto Metallic Italy and Director of Purchasing for GM-Fiat Powertrain Europe. From 2001 to 2005, during the joint venture GM-Fiat Worldwide Purchasing, he was the Vice President for Purchasing Operations Fiat Latin America and Vice President of Powertrain and Metallic Purchasing for Latin America, Africa and Middle East. From 2005 to 2007, he was Vice President of Purchasing for Fiat in Latin America. Mr. Fistarol was appointed President and CEO of Teksid (Fiat Group Foundry NAFTA and Mercosul) in January 2008, and subsequently he served as Director of Human Resources for Fiat Group Automobiles Latin America from 2010 - 2011. Concurrently, he was appointed Executive Vice President of Fiat Group Automobiles Argentina. In 2011, he was appointed Head of Group Purchasing for Fiat Chrysler Global, a role he held until 2013, and was also named a member of the Fiat Chrysler Group Executive Council (GEC) on September 1, 2011. Vilmar Fistarol held the role of Chief Operating Officer for the LATAM region for CNH Industrial from 2013 - 2018. He trained in metallurgy at the Technical School Tupy- SC, and graduated in Business Administration at the University of Caxias do Sul, Brazil, in addition to obtaining an MBA from FDC/Kellogg School of Management in the U.S.A. and an MBA in FDC/INSEAD in France. Mr. Fistarol was President of Brazil SAE (Society of Automotive Engineers) in 2007-2008 and still serves as a member of the Advisory Board.

•	Carl Gustaf Göransson, President Construction
Carl Gustaf Göransson assumed the role of President Construction in January 2019. He has some 25 years of experience in the construction equipment industry, much of which he has gained through roles of increasing importance within Volvo Construction Equipment and Cargotec Corporation. Mr. Göransson started his career in 1993 at Volvo Construction Equipment as Area Manager Product Marketing for Volvo Articulated Haulers. Following a series of European Market responsibilities of increasing importance, in 1999 Mr. Göransson was appointed European Project Manager for Excavator Projects. From 2004 - 2006 he served as Vice President Articulated Haulers Europe, following which he was nominated Vice President of Sales Business Development Europe. In 2007 he was named President, Europe Central Construction Equipment. In 2013 Mr. Göransson was appointed Senior Vice President Sales, Markets and Services at Cargotec Corporation for the Hiab brand. From 2016 - 2018, Mr. Göransson was Brand President, CASE Construction Equipment and New Holland Construction and he also served as President, Construction Equipment Products Segment for CNH Industrial, from 2016 - 2017. Mr. Göransson holds a degree in Marketing and Business Administration from Eductus IHM Business School, Växjö, Sweden, and an officer's degree from the Swedish Officers Academy School, Halmstad, Sweden.

•	Oddone Incisa, President, Financial Services
Oddone Incisa della Rocchetta assumed the role of President Financial Services in January 2013. Mr. Incisa started his professional career with the Fiat Group in the finance team of Fiat Bank in Germany in 1997. He spent four years with this team and ultimately became Head of Control and Treasury. In 2001, he moved to Brazil and was the CFO of Banco Fiat for two years. Mr. Incisa then moved to Turin, Italy in 2003 as the Head of Financial Planning & Analysis for Fidis Retail and FGA Capital. In 2008, he moved to Racine, Wisconsin as the CFO for CNH Capital. From 2011 to 2013 Mr. Incisa was the CEO and General Manager of FGA Capital (now FCA Bank). He was born in Italy and holds degrees in Economics, cum laude, from the University of Turin and a Master’s degree in Management from ESCP-Europe (formerly, EAP) Paris, Oxford and Berlin.

•	Gerrit Marx, President Commercial and Specialty Vehicles
Gerrit Marx joined CNH Industrial and assumed the role of President Commercial and Specialty Vehicles in January 2019. Ad interim he has also been appointed Commercial Director of the IVECO Brand. Mr. Marx has some 20 years’ experience in roles of increasing importance in different geographies and in a variety of industrial segments, with specific, in-depth focus on automotive industries. He has held positions as a consultant, manager, and most recently was an Operating Partner at Bain Capital, a global private equity firm. From 1999 to 2007 he worked at McKinsey & Company, a global consulting firm, focusing on operational improvement programs in the automotive and aerospace industries in Europe, Brazil, and Japan. In 2007, Mr. Marx joined Daimler AG, heading the global controlling function for product (vehicles and powertrain components) and market-entry/merger and acquisition projects across three truck brands in North America, Europe and Asia. In 2009, he moved to China and became President and Chief Executive Officer of Daimler Trucks China, and subsequently was the President of Skoda China with Volkswagen AG, overseeing imports as well as joint venture business relationships in both roles. Mr. Marx joined the European leadership team of Bain Capital in 2012, as a member of their portfolio group driving and leading transformational change programs. This role also encompassed due diligence and merger and acquisition activities, with specific focus on automotive and industrial assets, and also included interim roles such as Chief Executive Officer of Wittur Group, a global Tier-1 supplier to the elevator industry. Mr. Marx holds a degree in Mechanical Engineering and an MBA (Diplom Kaufmann) from RWTH Aachen University, Germany and a Doctorate in Business Administration from Cologne University, Germany.

•	Derek Neilson, President, Agriculture
Derek Neilson assumed the role of President Agriculture in January 2019. Mr. Neilson has more than 20 years of experience in CNH Industrial and has been a member of the GEC (Global Executive Committee, formerly known as Group Executive Council) for some 10 years. He joined CNH in 1999 with responsibility for the UK Plant Engine and Tractor Manufacturing Business Units before being appointed Plant Manager of CNH’s Basildon (UK) tractor facility. In 2007, he became Vice President of Agricultural Manufacturing, Europe, a role he held until assuming global responsibilities for Agricultural Manufacturing in 2010. From 2012 to 2015, he served as Chief Manufacturing Officer for CNH Industrial. Mr. Neilson was appointed Chief Operating Officer EMEA in February 2015, alongside the position of President, Commercial Vehicles Products Segment, a role he held until December 2018. From April to September 2018, he was the Chief Executive Officer, Ad Interim, of CNH Industrial N.V. Mr. Neilson holds a BTEC Diploma in Mechanical and Production Engineering.

•	Stefano Pampalone, General Manager, Asia, Middle East and Africa
Stefano Pampalone assumed the role of General Manager Asia, Middle East and Africa in January 2019. Since joining CNH in 1998, Mr. Pampalone’s career has been focused on international assignments. In 2001, after gaining commercial experience in parts and whole goods in Poland, India, Africa and the Middle East, he was appointed Business Manager Southern Africa and Iran for all Fiat Group Agricultural Brands. In 2004, he became Marketing Director for Agricultural Equipment in Asia, Africa and the Middle East. From 2006 to 2007 he first served as Business Director for the CNH Agricultural Business in Africa and the Middle East. In 2009, he was appointed General Manager of the Agricultural and Construction Equipment

Business in India and Pakistan. From February 2013, he held the role of General Manager for CNH in India, South East Asia and Japan, before being appointed Chief Operating Officer APAC (Asia and Pacific) region for CNH Industrial in September 2013, a role he held until 2018. Mr. Pampalone holds a degree in Engineering from the University of Trieste, Italy and an MBA from Profingest of Bologna, Italy.

•	Annalisa Stupenengo, President, Powertrain
Annalisa Stupenengo assumed the role of President Powertrain in January 2019. Ms. Stupenengo has extensive international experience and deep knowledge of the Powertrain business, gained through roles of increasing responsibility and complexity, within both CNH Industrial and FCA (Fiat Chrysler Automobiles). Ms. Stupenengo started her career in 1996 in the Sales & Marketing area of Fiat Group. In the early years of her professional career, she worked in Morocco, Sweden and Italy in management roles ranging from Sales, Project Management and Purchasing within Fiat and GM/Fiat joint ventures. In 2006, she contributed to establishing the Fiat Powertrain Sector Purchasing department, leading this organization until 2010 as its Purchasing Vice President. In 2008 Ms. Stupenengo was also appointed Vice President of the Electrical Commodity with global responsibility for Europe, USA, Brazil, China and India within Fiat Group Purchasing. In 2010, Annalisa Stupenengo joined CNH as Senior Vice President Purchasing. In January 2013, she became Head of Group Purchasing EMEA Region for Fiat Chrysler, then in September 2013 she rejoined CNH Industrial as Chief Purchasing Officer, and was a member of the CNH Industrial Group Executive Council (GEC). From 2015 - 2018 she held the posts of Brand President, FPT Industrial Brand and President, Powertrain Product Segment. In December 2015, she joined the Board of Directors at Welltec International ApS. Ms. Stupenengo holds a degree in Management Engineering from the Polytechnic University of Turin, Italy.

•	Tom Verbaeten, Supply Chain Officer
Tom Verbaeten assumed the role of Chief Supply Chain Officer in January 2019. Mr. Verbaeten joined CNH in 1994, performing various roles in the Antwerp Plant including Team Leader and Production Unit Manager for both Assembly and Machining areas. In 2006, he was appointed Plant Manager of Antwerp, and in 2009 he became Plant Manager for the harvesting plant in Zedelgem. In 2011, Mr. Verbaeten assumed responsibility for Manufacturing Operations of Agricultural Equipment in Europe. In addition to his role in Agriculture, Mr. Verbaeten took responsibility for all Construction Equipment plants in Europe from 2013 onwards. He has also managed the Global World Class Manufacturing activities from 2014 - 2015, in addition to his operational role. From 2015-2018, Mr. Verbaeten served as Chief Manufacturing Officer. Mr. Verbaeten holds an Engineering degree from the University of Leuven.

•	Andreas G. Weishaar, Chief Strategy, Talent, ICT and Digital Officer
Andreas G. Weishaar joined CNH Industrial and assumed the role of Chief Strategy, Talent, ICT and Digital Officer in January 2019. Mr. Weishaar has some 20 years’ experience in senior roles in international business, with deep knowledge of the agricultural sector, as well as strategic and industrial expertise. Mr. Weishaar started his career at Arthur D. Little, a global management consultancy, in Zurich, Switzerland in 1999. He was rapidly promoted and was appointed Senior Manager in the Strategy and Organization Practice in 2005. From 2005 to 2016 he held roles of increasing importance at AGCO Corporation, a global agriculture equipment manufacturer. Initially Andreas was Senior Manager for Strategy & Integration and was subsequently appointed Director and Vice President of the function in 2008 and 2009 respectively. In 2009 Mr. Weishaar assumed the role of Vice President Strategy & Integration and Operations for China, and in 2011 was promoted to the role of Vice President and Managing Director, China, responsible for the Company’s expansion in China, and their business in India and Pakistan. In 2014, he became Vice President and General Manager, Global Green Harvesting, overseeing the Company’s hay, forage and sugarcane businesses worldwide. Mr. Weishaar joined Welbilt Inc., a leading manufacturer of foodservice equipment, in 2016 as Senior Vice President Strategy, Marketing and Human Resources. He was appointed Senior Vice President Strategy, Marketing and Digital in 2018 and assumed the role of Executive Vice President, Chief Transformation and Digital Officer in August 2018. Mr. Weishaar, holds an MBA (Diplom Kaufmann) from the European Business School of Oestrich-Winkel, Germany, having also studied at the École Supérieure de Commerce de Dijon, France and The American Graduate School of International Management, Thunderbird, Glendale, Arizona, U.S.A.
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
Remuneration Policy Available on our Website
The Compensation Committee provides to the Non-Executive Directors of the Board its recommendation for total compensation of the Executive Directors. It does so in accordance with the Company’s Remuneration Policy. The Non-Executive Directors approve all Executive Directors’ compensation terms and conditions based on the Remuneration Policy, as aligned with Dutch law and the Dutch Corporate Governance Code.
At the 2014 Annual General Meeting of Shareholders (“AGM”), our shareholders approved the Company’s Remuneration Policy. At the 2017 AGM, our shareholders approved an amendment to the Remuneration Policy pursuant to which all fees payable to Non-Executive Directors will be paid in cash. A copy of the amended Remuneration Policy is available on the Company’s website, www.cnhindustrial.com.
The Compensation Committee reviews the Remuneration Policy and its implementation annually. In addition, in formulating the Remuneration Policy, the Board of Directors ("Board") took into consideration the aspects set forth in best practice 3.1.2 of the Dutch Corporate Governance Code. The Committee did not recommend to the Board adjustments to the Remuneration Policy be put to shareholders at the 2019 Annual General Meeting.
Change in Executive Directors in 2018
During 2018, the Company's executive directors changed. At the end of April, the former CEO, Richard Tobin, left the Company voluntarily, and Derek Neilson, one of our senior managers, was appointed as Chief Executive Officer, Ad Interim. On September 17, 2018, Hubertus Mühlhäuser, recruited externally, assumed the position of CEO. On July 21, 2018, the Board of Directors, having been apprised of the deteriorating health situation of its Chairman Sergio Marchionne, appointed Lady Heywood as Chairperson with immediate effect. On July 25, 2018, Mr. Marchionne passed away. Shareholders appointed Lady Heywood and Mr. Mühlhäuser as Executive Directors at the November 29, 2018 Extraordinary General Meeting.

Financial Year 2018 – Business Highlights
The foundation of CNH Industrial’s Remuneration Policy is pay for performance. The following table highlights key 2018 Company achievements.

Financial Highlights	Strategic Developments and Initiatives
■ Standard & Poor’s Global Ratings further raised the credit ratings of both CNH Industrial N.V. and CNH Industrial Capital LLC from “BBB-" to “BBB", with stable outlook	■ CNH Industrial launched the new Precision Farming aftermarket brand AGXTEND, focused exclusively on aftermarket precision farming technology solutions
■ Moody’s raised its credit ratings to Baa3 ("investment grade") with stable outlook for CNH Industrial N.V., CNH Industrial Capital LLC, and CNH Industrial Finance Europe S.A.	■ The Company and Farmers Edge entered into a strategic digital agriculture agreement, providing connectivity and agronomic solutions for New Holland AG and Case IH customers
■ Met all CNH Industrial guidance for Net Sales of Industrial Activities, Adjusted Diluted EPS and Net Industrial Debt	■ Maxxum 145 Multicontroller powered by FPT Industrial N45 engine was awarded "Tractor of the Year 2019" and "Best Design 2019," at the EIMA International farm equipment trade fair
■ 2018 YTD Adjusted EPS up 74% year-over-year	■ IVECO Stralis NP 460 won "Sustainable Truck of the Year 2019" at Ecomondo 2018
■ Generated $1,117 million in Adjusted Net Income, an increase of 72% vs 2017 ($651 million) and $2,101 million in Consolidated Adjusted EBIT, an increase of 28% year-over-year	■ At the 2018 IAA exhibition, IVECO was the first to have a low emission area that is 100% diesel free, and IVECO BUS On-Motion-Charging Crealis was named "Sustainable Bus of the Year 2019"
■ Consolidated revenue up 7.2% year-over-year, with improved Consolidated Adjusted EBIT margin of 7.1% (versus 5.9% in 2017)	■ FPT industrial launched its state of the art Tier 4 Final power generation engines at Power-Gen in Orlando
■ Reduced Net Industrial Debt by one-third to $0.6 billion from $0.9 billion at the end of 2017	■ FPT Industrial’s marine diesel engine broke the Guinness world powerboat speed record
■    Continued margin improvement in all industrial segments with strong operating leverage in all business segments, with a continued improvement versus prior year in Agricultural Equipment, and a sustained year-over-year improvement in Construction Equipment
■ FPT Industrial’s engine powered the drone that broke the Guinness world record for heaviest drone carried payload
■ Commercial Vehicles refocusing strategy on better product mix, together with positive price realization versus prior year	■ The new CASE TR320 compact track loader was named one of the “China Top 50 Construction Machinery Products of the Year”
■ Powertrain continued to demonstrate strong performance in 2018, with and Adjusted EBIT of $406 million versus $360 million in 2017	■ CASE Construction Equipment won in the compaction equipment category at the Equipment India Awards for the fifth consecutive year
■ Debt refinancing with lower interest cost as a result of improved credit ratings	■ Confirmed Industry Leader for the eighth consecutive year by the Dow Jones Sustainability Indices
■ Continued investment in new products and technology with capital expenditures ("CAPEX") up 13% and research and development ("R&D") spending up 11% versus prior year	■ Continued important World Class Manufacturing (WCM) achievements with 1 gold, 17 silver (up 2) and 25 bronze (up 4) medaling plants by the end of 2018
Definitions of non GAAP metrics referenced in the above table (derived from financial information prepared in accordance with U.S. GAAP):
Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.
Adjusted EBIT: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other postemployment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.
Remuneration Principles
Our compensation approach is designed to provide a reward structure that allows CNH Industrial to attract and retain the most highly qualified executive talent and to motivate our executives to substantially contribute to the achievement of business and financial goals that create long-term value for shareholders and other stakeholders. CNH Industrial’s compensation philosophy, as set forth in the Remuneration Policy, aims to provide compensation to its Executive Directors, and other senior leaders, consistent with our core business and leadership values, as outlined below.

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
Compensation Peer Group
In 2018, the Compensation Committee reviewed potential compensation peer companies, operating in similar industries and geographies with whom we are most likely to compete for talent at the executive level. The Compensation Committee strives to develop a compensation peer group that best reflects all aspects of CNH Industrial’s business and considers public listing, industry practices, geographic reach and revenue proximity. Market capitalization was considered a secondary characteristic. Our Company has few direct business competitors, which makes it difficult to create a compensation peer group based on industry, revenues or market capitalization alone. Additionally, notwithstanding CNH Industrial being a European headquartered company, evaluation against peer companies incorporated in only the European geographic region was believed to be inappropriate, in particular in light of being listed in both the New York and Milan stock exchanges and the strong commercial presence in the United States. Accordingly, the compensation peer group for the Chief Executive Officer (“CEO”) and the Chairperson includes a blend of U.S. S&P 500 industrial and non-U.S. global industrial companies with revenues greater than $10 billion as shown in the table below. A blend of both U.S. and non-U.S. companies for the compensation peer group is deemed necessary for meaningful comparisons to the relevant talent market for our executives. In 2018, no change was made to the compensation peer group.

Our compensation peer group is utilized to evaluate market-oriented targeted pay levels. The pay elements are designed to align actual pay levels with Company performance.
2018 Compensation Peer Group

U.S. Companies	Non-U.S. Companies
AGCO Corporation	AB Volvo
Caterpillar Inc.	Continental AG
Cummins Inc.	Man SE
Deere & Company
Honeywell International Inc.
Johnson Controls International
Magna International Inc.
Navistar International Corporation
PACCAR Inc.
United Technologies Corporation

Overview of Remuneration Elements
The Executive Directors’ remuneration consists of the following primary elements:

Remuneration Element	Description	Strategic Purpose
Base Salary	■ Fixed cash compensation	■ Attracts and rewards high performing executives via market competitive pay
Short-Term Variable	■ Based on achievement of annually predetermined performance objectives	■ Drives company-wide and individual performance
	■ Objectives comprised of four financial metrics: Adjusted Net Income, Consolidated Adjusted EBIT, Consolidated Revenues and Net Industrial Debt	■ Rewards annual performance
	■ For the CEO, target payout is 125% of base salary and maximum payout is 200% target payout	■ Motivates executives to achieve performance objectives that are critical to our annual operating and strategic plans
	■ No discretion applies	■ Aligns executives’ and shareholders' interests
■ The Chairperson does not participate in the annual bonus program
Long-Term Variable
■    Two components:
○ 75% based on Company performance
○ 25% based on individual performance and leadership
○ for the Company performance component: 100% linked to Relative TSR versus 6 industry specific peer companies, subject to modifier based on Company’s credit rating
■ Encourage executives to achieve long-term strategic and financial objectives
	■ Five-year equity holding period for Executive Directors	■ Motivates executives to deliver sustained long-term growth
	■ Both the CEO and Chairperson participate	■ Aligns executives’ and shareholders' interests through long-term value creation
■ Enhance retention of key talent
Post Employment Benefits
■    CEO:
○ Company sponsored retirement savings programs, available to all salaried employees
○ Severance protection of 12 months’ base salary, consistent with Dutch Corporate Governance Code best practice
○ Prorated equity award vesting in the event of death, disability or involuntary termination by the the Company, not for cause.
○ Retiree healthcare benefits
■ Provides Executive income security
■ Chairperson: ○ Prorated equity award vesting in the event of death or disability. Board discretion in the event of end of mandate. ○ No other post mandate benefits provided
Other Benefits	■ CEO: ○ typical benefits such as a company car, medical insurance, accident insurance ○ tax equalization for any non U.S. sourced employment income	■ Customary fringe benefits consistent with offerings of compensation peer group
■ Chairperson: No benefits provided

2018 Target Direct Compensation Mix
The Compensation Committee believes that the Company’s Total Direct Compensation Mix aligns the interests of our Executive Directors with those of our shareholders. It is designed to reward our executives based on achievement of sustained financial and operating performance as well as demonstrated leadership. The total annual target compensation of the Executive Directors emphasizes pay for performance and long-term value creation, as evidenced by having significant pay at risk, contingent on performance.
The CEO’s targeted annual compensation of $8.5 million consists of:

•	Base salary: $1.1 million

•	Target bonus: $1.4 million (125% of base salary); and

•	Target equity (fair market value at grant): $6.0 million, of which 75% is performance based and 25% is retention based.
This is illustrated in the weighting of the Target Pay Mix chart below:
For the performance based pay elements, the combination of the annual incentive and the long-term performance based incentive represents nearly 70% of the CEO's targeted pay contingent on performance. For the link to long-term value creation, the total targeted long-term incentive (combining the performance based LTI and the retention based LTI), is above 70% of total direct compensation. Further alignment for long-term value creation is supported by a requirement that equity awards be held for a minimum of five years from date of grant.
The CEO, having discussed the Company’s pay philosophy with the Board prior to joining the Company, fully accepts his compensation package and his targeted mix of pay. The CEO embraces the pay for performance compensation philosophy and is aligned with and favors the risks and rewards that come with that approach to compensation. Furthermore, the CEO recognizes that his leadership position demands setting the example and to advocate a shared, one-company mindset of performance and accountability to deliver on business objectives.
In regard to the Chairperson’s Executive Director role, in December 2018, the Board approved targeted annual compensation of $1.0 million consisting of:

•	Base salary: $0.25 million;

•	No annual bonus eligibility; and

•	Target equity (fair market value at grant): $0.75 million, of which 75% is performance based and 25% is retention based.
This is illustrated in the weighting of the Target Pay Mix chart below:

In the Executive Chairperson role, the duties focus more on long-term value creation than on day to day management, and the variable incentives are aligned accordingly with no short-term incentive pay, but with long-term incentive reward opportunity. Further linkage to long-term value creation is supported by a requirement that equity awards be held for a minimum of five years from date of grant. The Board discussed with the Chairperson her total compensation package, and the Chairperson is fully aligned with the compensation package and the long-term emphasis of her pay elements.
In accordance with Dutch Corporate Governance Code, both Executive Directors’ equity awards are long-term investments in the Company and fully align with the shared interests of shareholders.

Executive Directors' 2018 Realized Compensation
In terms of realized compensation for 2018, the CEO earned $0.3 million consisting of base salary only. No variable pay was paid to the CEO in 2018, since the CEO started with the Company on September 17, 2018, and there were no cash or equity sign-on bonuses realized during 2018. The Chairperson’s 2018 realized compensation was $0.2 million, consisting of Board retainer and Committee fees paid to Lady Heywood in her role as Non-Executive Director. No incentive pay was earned by the Chairperson in 2018.
For the former CEO, Richard Tobin realized in 2018 a total of $2.9 million, consisting of (i) fixed base salary through April 2018 of $0.4 million and (ii) variable pay from performance year 2017 of $2.5 million. All outstanding equity awards were forfeited upon Mr. Tobin's resignation from the Company. The former Chairman, Sergio Marchionne, realized in 2018 a total of $5.7 million, consisting of (i) $0.9 million fixed base salary through July 2018 and (ii) $4.8 million of vested equity awards.
Internal Pay Ratios
The Compensation Committee considered internal pay ratios within the Company and its affiliated enterprise, when setting the Executive Directors’ compensation, in line with the guidance under the Dutch Corporate Governance Code. In the absence of prescribed methodologies within the Dutch Corporate Governance Code, we chose to consider the median compensated employee, in order to compare most readily to our peers who disclose a pay ratio (i.e., U.S. based peers who follow SEC prescribed guidelines).
The median compensated employee was identified using the annualized base salaries of all active employees, including all salary levels globally, except those employees in joint ventures who are compensated by the joint venture partner, as of November 30, 2018 and converting to a common currency, USD, using November year-to-date average exchange rates. Once identified, the median employee’s 2018 compensation, consisting of actual fixed and variable earnings, excluding fringe benefits and social contributions, was compared to each of the Executive Directors’ targeted annual compensation.
In regard to the Executive Directors, in consideration of the partial year earnings realized by the CEO in 2018 and the December 2018 approval of the Chairperson’s compensation, we deemed the Executive Directors’ annual target compensation, including base salary and short and long-term target incentive, to be the most appropriate for the 2018 pay comparison. Using the CEO’s targeted annual compensation of $8.5 million, the resulting CEO pay ratio versus the median employee was 229. Similarly, the resulting Chairperson pay ratio using her targeted annual compensation of $1.0 million versus the median employee was 27. The development of these ratios will be monitored and disclosed going forward.
Base Salary
The base salary established for the new Executive Directors in 2018 takes into consideration the executive’s skills, scope of job responsibilities, experience, and competitive market and compensation peer group pay comparisons as described above. The Company believes that paying our Executive Directors at median of these benchmarks is appropriate to retain them throughout the business cycle.
The CEO’s annual base salary is $1.1 million and the Chairperson’s base salary is $250,000, and their base salaries are in the competitive range for their respective roles.
Variable Components
Our Executive Directors are eligible to receive variable compensation contingent on the achievement of pre-established, challenging financial and other designated performance objectives that are approved by the Company’s Non-Executive Directors. The variable components of our Executive Directors’ remuneration, both the short- and the long-term incentives, where applicable, demonstrate our commitment to shareholders and long-term value creation by using metrics that align with our business strategy of delivering exceptional operating performance and shareholder returns. The Non-Executive Directors believe that placing significantly more weight on the long-term component is appropriate to align the Executive Directors efforts on the Company’s long-term success.
As specified by Dutch Corporate Governance Code, scenario analyses are carried out annually to examine the relationship between the performance criteria chosen and the possible outcomes of variable remuneration of the Executive Directors. Such analysis was carried out for the 2018 financial year, and the Company found a strong link between remuneration and performance and concluded that the chosen performance criteria strongly supports the Company’s strategic objectives and are appropriate under both the short-term and long-term incentive components of total remuneration.
Short-Term Incentives
The primary objective of short-term variable incentives is to focus on the business priorities for the current or following year. As such, our CEO participates in the annual incentive plan, but our Chairperson does not as the focus of her role is long-term. Our CEO’s short-term variable incentive compensation is based on achieving short-term (annual) financial and other designated goals proposed by the Compensation Committee and approved by the Chairperson and Non-Executive Directors each year.
Our Methodology for Determining Annual Bonus Awards

*
The bonus elements and calculations for the CEO follow the same Achieve and Earn philosophy for all bonus eligible employees, except for the individual performance and leadership factor that applies to other bonus eligible employees. As a result, there is no Board discretion in determining the outcome of the CEO’s bonus, in line with the guidance from the Dutch Corporate Governance Code.

When determining the Executive Directors’ annual performance bonus, the Compensation Committee and the Non-Executive Directors:

•	approve the Executive Directors’ target and maximum allowable bonus;

•	select the choice and weighting of objectives;

•	set the stretch objectives;

•	review the performance actually delivered to determine the appropriate overall measurement of achievement of the objectives; and

•	approve the final bonus determination.
In 2018, the Compensation Committee changed the bonus plan design to include four metrics (compared to two in 2017). The four metrics are Adjusted Net Income, Consolidated Adjusted EBIT, Consolidated Revenues, and Net Industrial Debt. The Compensation Committee established challenging goals for each metric, each which pays out independently. There is no minimum bonus payout. As a result, if none of the threshold objectives are satisfied, there is no bonus payment.
The target incentive for the annual bonus program is 125% of base salary for the CEO, linked to approved targets each year which are consistent with our public guidance to investors. To earn any incentive, the threshold performance must be at least 90% of the specific target established. To earn the maximum payout of 200% of target, actual results must be 150% of the target performance, or greater, for all the performance metrics.
CEO Annual Bonus
The bonus earned by the CEO for performance year 2018, payable in 2019, was $0.5 million, reflecting prorated eligible earnings (from September 17) and as determined by the achievement of pre-determined objectives and the corresponding overall company performance factor illustrated in the table below:

2018 Annual Bonus Program

2018 Performance Metric	Weight	Threshold ($ million)	Target ($ million)	Maximum ($ million)	Company Performance – Actual ($ million)	Company Performance Factor
Adjusted Net Income (Loss)(1)	40%	783	870	1,305	1,117
Consolidated adjusted EBIT(2)	30%	1,647	1,830	2,745	2,101
Consolidated revenues(3)	20%	26,100	29,000	43,500	29,706
Net Industrial Debt(4)	10%	990	900	450	600
Overall Company Performance Factor:						139.2%
All of the definition and the actual results of each metric are disclosed in the Company's 2018 full year earnings release.
(1) Adjusted Net Income (Loss) is defined as net income (loss), less restructuring charges and non-recurring items, after tax.
(2)    Consolidated adjusted EBIT is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other postemployment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

(3) Consolidated revenues correspond to Net Sales and Finance, Interest, and Other Income of Industrial Activities and Financial Services, net of eliminations and other.
(4)    Net Industrial Debt is defined, with reference to Industrial Activities only, as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt.

Discussion of 2018 Results
The Company exceeded expectation on all metrics in spite of extremely challenging market conditions due to costly restrictions to free trade, interest rate hikes, and indicators of a softening in the global economy. For the 2018 financial year, the bonus plan achievement for Adjusted Net Income was $1,117 million, a 72 % increase over 2017 and 28% over target; Consolidated adjusted EBIT results exceeded targets when using an equivalent defined metric in 2017; Consolidated Revenues came in higher both year-over-year and versus target; and Net Industrial Debt was reduced through diligent cash flow management.
All of the financial objectives, when set, were deemed challenging and in line with external guidance to shareholders. As evidenced by the comparison to 2017, performance exceeded targets that exceeded prior year results, illustrating the commitment of the Company and the Compensation Committee to rigorously review and consistently calibrate performance measures.
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
2017-2019 Long-Term Incentive Program
In 2017, with the aim to attract, motivate and retain Executive Directors for the long-term, to reward Executive Directors based on our future performance as reflected by the market price of CNH Industrial’s shares, and to foster a long-term link between Executive Directors’ interests and the interests of the Company and its shareholders, the Compensation Committee established the 2017-2019 long-term incentive program (“2017-2019 LTIP”). Under the 2017-2019 LTIP, the Company made one-time grants of Performance Share Unites ("PSUs") and Restricted Share Units ("RSUs"). For the performance based grants, there is only a single primary metric, Total Shareholder Return ("TSR") relative to a group of peer companies, and a single modifier, which is tied to the Company’s credit rating. In this way, Executive Directors’ payouts are tied and aligned with the interests of shareholders.

The 2017 - 2019 LTIP has the following features:

Type of Long-Term Incentive Vehicle	Proportion of Executive Director Long-Term Incentive Grant	Vesting Cycle	Performance Metrics (Weighting)	Rationale for Use of Performance Metric
Performance Share Units (PSUs)	75%	Three-year cliff vesting	1) 2017-2019 Relative TSR vs. 6 closest peers (100%)
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
The PSU performance measure was selected because (i) relative TSR is an important measure for shareholders, (ii) it gives recipients a clear line of sight into how executing on operating measures drives the achievement of performance and earning awards. Maintaining investment grade credit rating incorporates a measure of the Company’s overall financial health and ability to incur debt, an important factor in capital-intensive businesses such as manufacturing heavy equipment. If this condition is not maintained, any amount earned from the TSR metric is reduced by 30%.
The Compensation Committee utilizes RSUs to encourage ownership and retention while aligning Executive Directors' interests with those of our shareholders over the longer term. Vesting is subject to continued employment with the Company.
Earned PSU Calculation Methodology
The following table lists the composite group of peer companies selected for the relative TSR metric. The peer group companies are similar in terms of industry, market capitalization and revenues.

Peer Company
AB Volvo
AGCO Corporation
Caterpillar Inc.
Cummins Inc.
Deere & Company
PACCAR Inc.
This peer group is used to evaluate relative TSR of the Company over the applicable three-year performance period and to determine the corresponding amount of PSUs earned. The payout opportunity is based on the Company’s ranking against the companies in the peer group as shown in the table below, and requires the Company to rank 2nd out of the seven companies to achieve the target payout, a high standard.
.

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
No payout occurs until after the end of the three-year performance period.
The Compensation Committee will approve the final TSR ranking and corresponding payout percentage, and will determine whether the credit rating modifier requires any reduction in the number of PSUs earned, and will submit such results and its recommendation to the Board for its review and approval.
2018 Equity Awards
The Compensation Committee and the Non-Executive Directors approved awards to the new Executive Directors in 2018. Upon the CEO’s hire date, the CEO was granted, under the 2017-2019 LTIP, a prorated number of share units based on the remaining period in the three-year program, split 75% for performance-based awards (492,000 PSUs) and 25% for retention based awards (164,300 RSUs). Additionally, separate from the 2017-2019 LTIP, the CEO received a one-time award of 339,100 RSUs that vest upon his first anniversary of employment, in consideration of equity awards forfeited when leaving his prior employer. In regard to the Chairperson's awards, on December 14, 2018, the Compensation Committee and the Non-Executive Directors approved the Chairperson’s compensation package, including a prorated award, under the 2017-2019 LTIP, for the period remaining in the three-year program, split 75% for performance based awards (61,000 PSUs) and 25% for retention based awards (20,300 RSUs). The Chairperson’s grants were made in January 2019. The Executive Directors’ 2017-2019 LTIP awards follow the 2017-2019 LTIP vesting conditions as described above, except for the RSUs which have two equal vesting installments on June 30, 2019 and June 30, 2020.
With respect to the former Chairman’s Retention Award granted in 2014, the final installment of 450,000 shares, vested on July 25, 2018, pursuant to the terms of his employment agreement which specified continued vesting in the event of his death. The outstanding equity awards of the prior CEO forfeited upon his resignation from the Company.
Pension and Retirement Savings
The CEO participates in the same Company sponsored retirement savings programs available to all salaried employees of CNH Industrial America LLC. The Chairperson does not participate in any Company sponsored retirement savings program, but CNH Industrial N.V. pays social contribution fees mandatorily due under UK law.
Other Benefits
We offer customary perquisites and fringe benefits to our CEO, such as a company car, medical insurance, accident insurance, tax preparation assistance, and relocation and retiree healthcare benefits. Furthermore, in the event of an involuntary termination of employment other than for cause, the CEO is entitled to twelve months’ base salary, while remaining subject to restrictive covenants, such as non-competition and non-solicitation for a period of two years. Additionally, for the CEO, outstanding equity awards are subject to prorated vesting in the event of death, disability or involuntary termination by the Company, unless for cause. For the Chairperson, no other benefits are applicable except in the event of death or disability, outstanding equity awards are subject to prorated vesting.
In 2018, no payment were made to either the former CEO or the former Chairman, in connection with their respective termination from Company's offices.

Tax Equalization
The CEO, as a function of his global role in the Company, may be subject to tax on his employment income in multiple countries. As the CEO is subject to tax on his worldwide income in the United States, the Company will tax-equalize all employment earnings, including CNH Industrial equity award income, to his United States’ effective income tax and, if applicable, social contribution rates. The benefits are included in the Non-Monetary Compensation (Fringe Benefits) column in the remuneration table. As the same need is not foreseen for the Chairperson, there is currently no tax equalization provision in place for the Chairperson.
Stock Ownership
Our Board recognizes the critical role that executive stock ownership has in aligning the interests of management with those of shareholders. With the change in Executive Director leadership in 2018, stock ownership requirements were put in place, in line with prevalent market practice. The Executive Directors are subject to share ownership guidelines which require owning shares with an aggregate value of not less than five (5) times base salary within five (5) years from the start of their respective assignments. Furthermore, the CEO is expected to own Company shares with an aggregate value of not less than 2.5 times base salary by the end of 2019.
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
Prohibition on Short Sales (Anti-Hedging)
To ensure alignment with shareholders' interest and to further strengthen our compensation risk management policies and practices, the Company’s Insider Trading Policy prohibits all individuals to whom our Insider Trading Policy applies from engaging in a short sale of the Company’s or its subsidiaries’ securities and derivatives thereof such as options, puts, calls or warrants or any other financial instrument by which the above securities can be acquired or subscribed under any circumstance.
Remuneration for Non-Executive Directors
The remuneration of Non-Executive Directors is governed by the CNH Industrial N.V. Directors’ Compensation Plan, which was approved by the Company’s shareholders and is periodically reviewed by the Compensation Committee. The current remuneration for the Non-Executive Directors, which did not change from 2017, is shown in the table below.

Non-Executive Director Compensation	Total
Annual Cash Retainer	$125,000
Additional retainer for Audit Committee member	$25,000
Additional retainer for Audit Committee Chairperson	$35,000
Additional retainer for member of other Board committees	$20,000
Additional retainer for Chairperson of other Board committees	$25,000
At the Annual General Meeting of Shareholders on April 14, 2017, the Company’s shareholders approved an amendment to the CNH Industrial N.V. Directors’ Compensation Plan. Pursuant to the amendment, implemented shortly after the annual general shareholders meeting, Non-Executive Directors would only be paid in cash, and would no longer have the option to elect to receive their annual retainer fee, committee membership, and committee chair fee payments (collectively, “Fees”) in the form of common shares or options to purchase common shares. Remuneration of Non-Executive Directors is fixed and not dependent on the Company’s financial results. Non-Executive Directors are not eligible for variable compensation and do not participate in any Company incentive plans.
Directors eligible to receive compensation under the CNH Industrial Directors’ Compensation Plan do not receive benefits upon termination of their service as directors.
Implementation of Remuneration Policy in 2018
The following table summarizes remuneration paid or awarded to Directors for the year ended December 31, 2018.

($ actual)	Office Held	In Office From/To	Salary / Annual Fee (cash)	Compensation / Annual Fee (Equity)(1)	Bonus and Other Incentives (Non-Equity)(2)	Non Monetary Compensation (Fringe Benefits)(3)	Pension & Similar Benefits (4)	Total Remuneration
MÜHLHÄUSER Hubertus	CEO	09/17/2018—12/31/2018	$317,308	$2,492,247	$553,000	$161,630	$7,961	$3,532,146
MARCHIONNE Sergio	Chairman	01/01/2018—07/21/2018	935,554	965,596	—	140,731	798,556	2,840,437
TOBIN Richard	CEO	01/01/2018—04/30/2018	430,044	—	—	19,099	58,961	508,104
TAMMENOMS BAKKER Jacqueline	Director	01/01/2018—12/31/2018	145,000	—	—	—	17,242	162,242
GEROWIN Mina	Director	01/01/2018—12/31/2018	145,000	—	—	—	17,242	162,242
HEYWOOD Suzanne (5)	Director	01/01/2018—11/29/2018	170,000	—	—	—	—	170,000
HOULE Léo	Senior Non-Executive Director	01/01/2018—12/31/2018	170,000	—	—	—	—	170,000
KALANTZIS Peter	Director	01/01/2018—12/31/2018	170,000	—	—	—	—	170,000
LANAWAY John	Director	01/01/2018—12/31/2018	150,000	—	—	—	—	150,000
SCHEIBER Silke	Director	01/01/2018—12/31/2018	150,000	—	—	—	17,932	167,932
TABELLINI Guido	Director	01/01/2018—12/31/2018	145,000	—	—	—	—	145,000
THEURILLAT Jacques	Director	01/01/2018—12/31/2018	160,000	—	—	—	19,312	179,312
Total			$3,087,906	$3,457,843	$553,000	$321,460	$937,206	$8,357,415

(1)
For the CEO, equity awards were granted upon hire date, effective September 17, 2018. As shown in the table above, for the year ended December 31, 2018, the Company recognized a net share-based compensation expense of $2.5 million for the CEO and $1.0 million for the former Chairman. Not shown in the table, but to note for the former CEO, due to forfeiture of unvested awards, there was income (reversal of expense) of $ 12.5 million in 2018. The former Chairman had 450,000 RSUs that vested on July 25, 2018, with a fair market value of $4.8 million.

(2)
For the current CEO, the amount reflects the bonus earned for the performance year 2018, which will be paid in 2019. No bonus was paid to the current CEO in 2018. For the former CEO, no bonus was earned for the performance year 2018; the actual bonus paid in 2018 for the 2017 performance year was $2,486,000. The former Chairman and the current Chairperson received no bonus for the performance years 2018 and 2017.

(3)
For the current CEO, the amount includes the use of a company-provided car for personal purposes in the amount of $1,679, taxable group life insurance of $2,485, and relocation expenses of $157,466. For the former Chairman, the amount reflects tax equalization benefits. For the former CEO, the amount includes the use of a company-provided car for personal purposes in the amount of $14,544 and taxable group life insurance of $4,555.

(4)	The amounts reflect pension, retirement and similar benefits set aside or accrued for Directors by CNH Industrial for the year ended December 31, 2018.

(5)
Non-Executive Director fees are paid to EXOR N.V., in accordance with EXOR’s policy regarding Director compensation for EXOR employees. Fees for the Chairperson's role begin in 2019 and will be paid to Lady Heywood.

Effective September 20, 2013, 200,000 common shares were reserved for issuance under the CNH Industrial Directors’ Compensation Plan, as approved by shareholders. Upon the shareholders’ approval at the 2017 AGM, an amendment to the CNH Industrial Directors’ Compensation Plan no longer permits the use of shares for payment of the Non-Executive Directors’ Fees.
Refer to “Item 6.E: Share Ownership” for the stock option and share activity for the year ended December 31, 2018 under the CNH Industrial Directors’ Compensation Plan and the predecessor companies’ plans adopted by CNH Industrial pursuant to the Merger.
If, and to the extent, any changes are made to 2019 remuneration, such changes will be in line with the approved Remuneration Policy.
Executive Officers’ Compensation
The aggregate amount of compensation paid to or accrued for executive officers that held office during 2018 was approximately $38.5 million, including $2.3 million of pension and similar benefits paid or set aside by us. The aggregate amounts included those paid to or accrued for 17 executives at December 31, 2018.
C. Board Practices
CNH Industrial is a company, organized under the laws of the Netherlands, and results from a business combination of Fiat Industrial and CNH Global N.V. consummated on September 29, 2013. CNH Industrial qualifies as a foreign private issuer under the applicable rules of the SEC and its common shares are listed on the NYSE and on the MTA.
We are subject to, among other things, the laws of the Netherlands and the laws and regulations applicable to foreign private issuers in the U.S., the Dutch Corporate Governance Code (the “Dutch Code”), the Sarbanes Oxley Act of 2002, the Dodd-Frank Act and the NYSE listing standards, which are of particular significance to our corporate governance. In accordance with the NYSE Listed Company Manual, we are permitted to follow home country practice with regard to certain corporate governance standards. We describe the significant differences between our corporate governance practices and those required (i) under the Dutch Code and (ii) for domestic U.S. listed companies by the NYSE listing standards under “Item 16G. Corporate Governance”.
Board of Directors
We have a one-tier management structure (i.e. management board that may be comprised of both members having responsibility for our day-to-day operations, who are referred to as “executive directors”, and members not having such responsibility, who are referred to as “non-executive directors”). Pursuant to our Articles of Association, the Board of Directors may have three or more members. At the AGM held on September 9, 2013, the number of the members of the Board of Directors was set at eleven. Our executive directors, Lady Heywood and Mr. Mühlhäuser, were elected at an extraordinary general meeting of shareholders held on November 29, 2018. Our non-executive directors were elected at the last AGM on April 13, 2018. See “Item 6A. Directors, Senior Management and Employees” above. The term of office of the current Board of Directors will expire on April 12, 2019, the anticipated date of the Company’s next AGM at which shareholders will elect the Company’s directors for approximately a one-year term ending on the date of the AGM to be held in 2020. Each director may be re-elected at any subsequent general meeting of shareholders. None of our directors have service contracts with the Company (or any subsidiary) providing for benefits upon termination of employment as a director.
The Board as a whole is responsible for the strategy of the Company. The Board of Directors is currently composed of two executive directors (to whom the titles Chairperson and Chief Executive Officer have been granted) and eight non-executive directors. Under Article 16 of our Articles of Association, the general authority to represent CNH Industrial shall be vested in the Board of Directors, as well as in each of the executive directors to whom the title Chairperson or Chief Executive Officer has been granted.
Eight directors (80%) qualify as independent for purposes of NYSE rules, Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Dutch Code.
On September 9, 2013, the Board of Directors of the Company appointed—with effect as of the closing of the Merger – the following internal committees: (i) an Audit Committee, (ii) a Governance and Sustainability Committee, and (iii) a Compensation Committee. On April 13, 2018, the Board of Directors appointed Mr. Léo Houle Senior Non-Executive Director for purposes of best practice provision 5.1.3, and in compliance with best practice provision 2.1.9, of the Dutch Code. The Senior Non-Executive Director is responsible for the proper functioning of the Board of Directors and its Committees. On certain key operational matters, the Board of Directors is advised by the Company's Global Executive Committee (formally named the Group Executive Council, “GEC”). The GEC is an operational decision-making body that is responsible for reviewing the operating performance of the Company’s businesses and making decisions on certain operational matters.

The Board is responsible for creating a culture aimed at long-term value creation for CNH Industrial and all of its stakeholders. Operating in compliance with all applicable laws and consistent with the Company’s values and expectations is critical to creating such a culture. Accordingly, to clarify and make explicit the Company’s values and expectations, in 2014 the Board adopted the Company’s code of conduct (“Code of Conduct”) and the Company issued its Supplier Code of Conduct. In addition, the Company established a compliance and ethics program that is overseen by the Global Compliance and Ethics Committee (“GCEC”). The members of the GCEC include: the Chief Executive Officer, the Chief Financial Officer, the head of Internal Audit, the Corporate General Counsel, and the Chief Compliance Officer (“CCO”). The GCEC meets at least quarterly to, among other things, review and discuss compliance and ethics trends and topics, review and discuss compliance risk assessments, discuss compliance-related training to be deployed, consider the need for new or modified compliance-related corporate policies, and review matters submitted to the Company’s Compliance Helpline (see Item 10(B) below) and related investigations. The extent to which each employee complies with and promotes such culture and values is assessed each year through the Company’s performance assessment process. Among other things, employees are evaluated on their ability to lead people, act with integrity and honesty, drive collaboration through respect and openness, and hold themselves and others accountable.
The non-executive directors believe that in consideration of the size of the Company, the complexity and specific characteristics of the segments in which it operates and the geographic distribution of its businesses, the Board of Directors should be composed of individuals with skills, experience and cultural background, both general and specific, acquired in an international environment and relevant to an understanding of the macro-economy and global markets, more generally, as well as the industrial and financial sectors, more specifically. An appropriate and diversified mix of skills, professional backgrounds and diversity factors (such as gender, race, ethnicity, and country of origin or nationality) are fundamental to the proper functioning of the Board as a collegial body. There should also be an appropriate balance between the number of executive directors and non-executive directors. Moreover, independent directors have an essential role in protecting the interests of all stakeholders. Their contribution is also necessary for the proper composition and functioning of the Committees, whose advisory functions include preliminary examination and formulation of proposals relating to areas of potential risk, such as prevention of potential conflicts of interest. In addition, with regard to diversity, it is generally recognized that boards with adequate diversity are more effective in performing their monitoring and advisory activities, due to the variety of professional experience, perspectives, insights, skills and connections to the outside world that diversity can add.

BOARD MEMBER SKILLS AND ATTRIBUTES

NAME	GENDER	BORN IN	DIRECTOR SINCE	GOVERNANCE, LEGAL, AND BOARD EXPERTISE	FINANCIAL	CONSUMER DISCRETIONARY	CONSUMER STAPLES	INDUSTRIALS & MATERIALS	TELECOM & IT	ACADEMIC POSITIONS	CHARITABLE AND ENVIRONMENTAL ENGAGEMENT	HEALTH CARE
SUZANNE HEYWOOD	F	1969	2016	●	●	●				●	●	
HUBERTUS M. MÜHLHÄUSER	M	1969	2018	●	●	●	●	●	●		●	●
LÉO W. HOULE	M	1947	2013	●	●	●		●	●			
MINA GEROWIN	F	1951	2013	●	●			●			●	
PETER KALANTZIS	M	1945	2013	●	●			●			●	●
JOHN LANAWAY	M	1950	2013	●	●	●		●	●			
SILKE C. SCHEIBER	F	1973	2016	●	●							
GUIDO TABELLINI	M	1956	2013	●	●					●		
JACQUELINE A. TAMMENOMS BAKKER	F	1953	2013	●	●	●	●	●			●	
JACQUES THEURILLAT	M	1959	2013	●	●							●

OVERVIEW

SKILLS AND EXPERIENCES

- 100% — GOVERNANCE, LEGAL, AND BOARD EXPERTISE
- 100% — FINANCIAL
- 50% — CONSUMER DISCRETIONARY
- 20% — CONSUMER STAPLES
- 60% — INDUSTRIALS & MATERIALS
- 30% — TELECOMMUNICATIONS & INFORMATION TECHNOLOGY
- 20% — ACADEMIC POSITIONS
- 50% — CHARITABLE AND ENVIRONMENTAL ENGAGEMENT
- 30% — HEALTH CARE

GENDER, AGE AND TENURE

• GENDER

- 40% — WOMEN
- 60% — MEN

• AGE

- 40% — 66+ YEARS
- 30% — 56-65 YEARS
- 30% — 45-55 YEARS

• TENURE

- 70% — +5 YEARS
- 20% — <2 YEARS
- 10% — 2-4 YEARS

The following chart shows the 2018 Board members and their attendance at Board meetings.

Board Member	Gerowin	Heywood	Houle	Kalantzis	Lanaway	Mühlhäuser	Scheiber	Tabellini	Tammenoms Bakker	Marchionne	Theurillat	Tobin
Attendance:	100%	87%	87%	100%	100%	100%	87%	100%	100%	100%	87%	100%
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
The Audit Committee currently consists of Messrs. Theurillat (Chairperson), Kalantzis, Lanaway and Ms. Scheiber, all of whom are independent, non-executive directors. Under the Audit Committee Charter, the Audit Committee is elected by the Board of Directors, and is comprised of at least three members who may be appointed for terms of up to two years, each of whom must be a non-executive director. Members of the Audit Committee may be reappointed. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company, (ii) to be “independent”, under the NYSE rules, Rule 10A-3 under the Exchange Act and the Dutch Code, and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee shall be a “financial expert” as defined in the rules of the SEC and best practice provisions of the Dutch Code. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors, which must be disclosed in the annual report on Form 20-F. Unless decided otherwise by the Audit Committee, the independent auditors of the Company, as well as the Chief Financial Officer of the Company, attend its meetings. See “Item 16A. Audit Committee Financial Expert” of this annual report on Form 20-F for additional information regarding Audit Committee financial expert.
The Charter for the Audit Committee is available on our web site (www.cnhindustrial.com). The information contained on our web site is not included in, or incorporated by reference into, this annual report on Form 20-F.
The following chart shows the 2018 Audit Committee members and their attendance at Committee meetings.

Audit Committee Member	Theurillat	Kalantzis	Lanaway	Scheiber
Attendance:	100%	100%	89%	89%
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
The Compensation Committee currently consists of Mr. Houle (Chairperson), and Messrs, Kalantzis and Tabellini, all of whom are independent, non-executive directors. The Compensation Committee is elected by the Board of Directors, and is comprised of at least three directors. No more than one member may be non-independent under the Dutch Code. The members of the Compensation Committee are appointed for terms of up to two years. Members of the Compensation Committee may be reappointed. Unless decided otherwise by the Compensation Committee, the Company’s Chief Human Resources Officer attends its meetings.
See “Item 16G. Corporate Governance” for additional information regarding how the composition of the Compensation Committee deviates from the rules of the NYSE.
The Charter for the Compensation Committee is available on our web site (www.cnhindustrial.com). The information contained on our web site is not included in, or incorporated by reference into, this annual report on Form 20-F.
The following chart shows the 2018 Compensation Committee members and their attendance at Committee meetings.

Compensation Committee Member	Heywood	Houle	Kalantzis	Tabellini
Attendance:	100%	100%	100%	100%

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
The Governance and Sustainability Committee currently consists of Mr. Houle (Chairperson), Ms. Gerowin, and Ms. Tammenoms Bakker, all of whom are independent, non-executive directors. The Governance and Sustainability Committee is elected by the Board of Directors, and is comprised of at least three Directors. No more than two members may be non-independent, and none of the members may be executive directors. The members of the Governance and Sustainability Committee are appointed for terms of up to two years. Members of the Governance and Sustainability Committee may be reappointed.
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
The following chart shows the 2018 Governance and Sustainability Committee members and their attendance at Committee meetings.

Governance & Sustainability Committee Member	Gerowin	Heywood	Houle	Tammenoms Bakker
Attendance:	100%	66%	100%	100%
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
D. Employees
CNH Industrial's business is, by its nature, labor intensive and this is reflected in the high number of hourly employees the Group employs.
The following tables show the breakdown of the number of employees by segment and by region at December 31, 2018, 2017 and 2016:

(number)	2018	2017	2016
Agricultural Equipment	25,711	25,007	24,254
Construction Equipment	5,424	5,240	5,378
Commercial Vehicles	23,933	23,843	23,882
Powertrain	8,265	8,050	8,070
Financial Services	1,149	1,071	1,098
Other activities	143	145	146
Total	64,625	63,356	62,828

(number)	2018	2017	2016
EMEA	42,435	41,494	40,678
North America	8,856	8,691	9,042
LATAM	8,001	8,150	8,298
APAC	5,333	5,021	4,810
Total	64,625	63,356	62,828

As of December 31, 2018, CNH Industrial had 64,625 employees, an increase of 1,269 from the 63,356 employees at year-end 2017. The change was mainly attributable to the difference between new hires (approximately 7,100) and departures (approximately 6,000) during the year. A further increase of approximately 100 employees was due to changes in the scope of the operations, mainly related to the acquisition of assets of a Case dealer from TP Group in France.
Excluding the scope of the operations, the change compared to year-end 2017 is attributable to the increase in permanent and fixed term workers for manufacturing activities, mainly in EMEA, associated with higher production levels primarily for Agricultural Equipment, Bus business and Powertrain, partially offset by a workforce decrease in LATAM. Other increases included new hiring for Research & Development in the view of the technology megatrends like electrification, alternative fuels and autonomous driving, and for various functions in the emerging countries.
Collective Bargaining
In the U.S., unions represent a small portion of our production and maintenance employees. The collective bargaining agreement with the United Automobile, Aerospace and Agricultural Implement Workers of America, which represents approximately 890 hourly production and maintenance employees in Burlington, Iowa and Racine, Wisconsin, continues through April 30, 2022. The collective bargaining agreement with the International Association of Machinists and Aerospace Workers, which represents approximately 460 of our employees in Fargo, North Dakota, has been renewed on April 30, 2018 for 6 years duration, expiring April 28, 2024.
In Europe, most employees are covered by collective labor agreements (“CLAs”) covering either a CNH Industrial subsidiary or the employer association for the specific industry to which the CNH Industrial subsidiary belongs.
In Italy, the approximately 17,200 CNH Industrial employees are covered by the CLA that was renewed in 2015 and expired at the end of 2018. Negotiations for the CLA renewal started in the last months of 2018. The approximately 390 CNH Industrial Managers are covered by the CLA renewed in 2016 and expired at the end of 2017, whose duration was tacitly extended.
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
E. Share Ownership
The following table summarizes the number of CNH Industrial common shares owned by our directors and Global Executive Committee members as of February 27, 2019:

(number)	Common Shares (1)	Special Voting Shares
CNH Industrial Directors owning CNH Industrial Common Shares at February 27, 2019
Mina Gerowin	2,208	—
Léo Houle	57,259	57,259
Peter Kalantzis	2,000	—
John Lanaway	37,286	—
Jacques Theurillat	18,422	—
CNH Industrial Global Executive Committee owning CNH Industrial Common Shares at February 27, 2019
Alan Berger	18,353	—
Luc Billiet	83,266	—
Massimiliano Chiara	91,732	—
Vilmar Fistarol	60,914	—
Oddone Incisa	18,498	—
Derek Neilson	213,954	—
Stefano Pampalone	10,775	—
Annalisa Stupenengo	31,117	—
Tom Verbaeten	46,694	—
(1)No one member beneficially owns more than 1% of our common shares

The following table summarizes outstanding stock options held by CNH Industrial Directors as of December 31, 2018 under the CNH Industrial Directors’ Compensation Plan for Non-Executive Directors, the CNH Global Directors’ Compensation Plan (“CNH DCP”) for Non-Executive Directors and the CNH Global Equity Incentive Plan ("CNH EIP”) for Executive Directors. In connection with the Merger, CNH Industrial assumed the sponsorship of the CNH DCP and the CNH EIP on September 29, 2013.
Stock options for Non-Executive Directors expire upon the earlier of (i) ten years after the grant date, or (ii) six months after the date an individual ceases to be a director.

	Grant Date	Exercise Price	Gerowin	Houle	Total
Beginning Balance as of January 1, 2018
	03/19/2008	10.77	—	9,286	9,286
	12/28/2013	11.33	6,402	—	6,402
	03/28/2014	11.26	6,442	—	6,442
	06/26/2014	10.25	7,073	—	7,073
	09/24/2014	7.82	9,271	—	9,271
	12/28/2014	8.26	8,777	—	8,777
	04/14/2015	8.25	4,394	—	4,394
	07/13/2015	9.52	3,808	—	3,808
Beginning Total			46,167	9,286	55,453
– Vested/Not Exercised			46,167	9,286	55,453
– Not Vested			—	—	—

Options Exercised in 2018	3/19/2008	10.77		9,286	9286
			—	9286	9286

Granted in 2018					—
			—	—	—

Options Expired in 2018					—
					—
			—	—	—
Ending Balance as of December 31, 2018
	03/19/2008	10.77	—	—	—
	12/28/2013	11.33	6,402	—	6,402
	03/28/2014	11.26	6,442	—	6,442
	06/26/2014	10.25	7,073	—	7,073
	09/24/2014	7.82	9,271	—	9,271
	12/28/2014	8.26	8,777	—	8,777
	04/14/2015	8.25	4,394	—	4,394
	07/13/2015	9.52	3,808	—	3,808
Closing Total			46,167	—	46,167
– Vested/Not Exercised			46,167	—	46,167
– Not Vested			—	—	—
Note: On February 12, 2018 Mr. Houle exercised his options granted on 3/19/2008.

The following table summarizes unvested performance share units held by Executive Directors as of December 31, 2018.

	Grant Date	Weighted Average Fair Market Value	Tobin	Mühlhäuser	Total
Beginning Balance as of January 1, 2018
	12/12/2017	USD 6.84	1,650,000	—	1,650,000
Beginning Total			1,650,000	—	1,650,000

Granted in 2018	09/17/2018	USD 8.51	—	492,700	492,700
Vested in 2018			—	—	—
Cancelled in 2018	12/12/2017	USD 6.84	1,650,000	—	1,650,000

			—	492,700	492,700
Ending Balance as of December 31, 2018
	09/17/2018	USD 8.51	—	492,700	492,700
			—	—	—
Ending Total			—	492,700	492,700
Note: Lady Heywood was granted 61,000 Performance Share Units in January 2019, as part of her approved Chairperson compensation.

The following table summarizes unvested restricted share units held by Executive Directors as of December 31, 2018:

	Note	Grant Date	Weighted Average Fair Market Value	Tobin	Mühlhäuser	Marchionne	Total
Beginning Balance as of January 1, 2018
		06/09/2014	USD 10.41	—	—	450,000	450,000
		12/12/2017	USD 12.69	550,000	—	—	550,000
Beginning Total				550,000	—	450,000	1,000,000

Granted in 2018		09/17/2018	USD 11.67	—	339,100	—	339,100
		09/17/2018	USD 11.59	—	164,300	—	164,300
Total Granted in 2018				—	503,400	—	503,400

Vested in 2018	(1)	06/09/2014	USD 10.41	—	—	450,000	450,000
Total Vested in 2018				—	—	450,000	450,000

Cancelled in 2018		12/12/2017	USD 12.69	550,000	—	—	550,000

Ending Balance as of December 31, 2018
		09/17/2018	USD 11.67	—	339,100	—	339,100
		09/17/2018	USD 11.59	—	164,300	—	164,300
Ending Total				—	503,400	—	503,400
(1): The grants vested in 2018 and the relevant shares were delivered to Mr. Marchionne's estate on February 26, 2019.
Note: Lady Heywood was granted 20,300 Restricted Share Units in January 2019, as part of her approved Chairperson compensation.

Item 7.	Major Shareholders and Related Party Transactions
A. Major Shareholders
As of January 31, 2019, our outstanding capital stock consisted of common shares and special voting shares, each having a par value of €0.01 per share. As of January 31, 2019, there were 1,353,831,958 common shares and 388,724,120 special voting shares outstanding.

The following table sets forth information with respect to beneficial ownership of our common shares and special voting shares by persons known by us to beneficially own 3% or more of combined voting power as a result of their ownership of common shares and special voting shares as of January 31, 2019 based on publicly available information.

Name of Beneficial Owner	Number of Common Shares Owned	Percent of Common Shares (a)	Special Voting Shares (b)	Percent of Combined Voting Power (c)
EXOR N.V.	366,927,900	27.1%	366,927,900	42.1%
Harris Associates L.P.	185,027,203	13.7%	—	10.6%

a)
There were 1,353,831,958 common shares outstanding as of January 31, 2019. The “Percent of Common Shares” was calculated by using the publicly disclosed number of beneficially owned shares as the numerator, respectively, and the number of the Company’s outstanding common shares as of January 31, 2019 as the denominator.

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

c)
Combined voting power represents common shares and the special voting shares. The “Percent of Combined Voting Power” was calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by the shareholder and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of January 31, 2019. There were 1,742,556,078 common shares and special voting shares outstanding at January 31, 2019.

As of January 31, 2019, EXOR N.V.’s voting power in CNH Industrial was approximately 42.1%. EXOR N.V., through its voting power, has the ability to significantly influence the decisions submitted to a vote of our shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness.
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

At January 31, 2019, there were 462 registered holders of our common stock in the U.S., including 149 shareholders holding special voting shares. As of January 31, 2019, based on the Company's share register and other sources available to us, approximately 113,000,000 common shares and 3,982,446 special voting shares were held in the U.S.
B. Related Party Transactions
Our related parties are primarily EXOR N.V. and the companies belonging to the EXOR Group, including FCA and its subsidiaries and affiliates and Ferrari N.V. and its subsidiaries and affiliates. Members of CNH Industrial’s Board of Directors and executives with strategic responsibilities and their families are also considered related parties. As of January 31, 2019, EXOR N.V. holds approximately 42.1% of our voting power and has the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders. In addition, CNH Industrial engages in transactions, on commercial terms that are normal in the respective markets, with its unconsolidated subsidiaries and affiliates which CNH Industrial has a significant influence over or that CNH Industrial jointly controls. Transactions carried out by CNH Industrial, which have had an effect on revenues, finance and interest income, cost of goods sold and trade receivables and payables, with unconsolidated subsidiaries, jointly-controlled entities, associates and other related parties, are primarily of a commercial nature. See “Note 21: Related Party Information” in the notes to our consolidated financial statements for the year ended December 31, 2018 for further information.

Item 8.	Financial Information
A. Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements” for a list of the financial statements filed with this annual report.
B. Significant Changes
On March 1, 2019, the Board of Directors recommended and proposed to the shareholders the payment of a dividend of €0.18 per common share, totaling approximately €244 million (equivalent to approximately $277 million, translated at the exchange rate reported by the European Central Bank on February 27, 2019). The proposal is subject to the approval of the Company’s shareholders at the AGM scheduled to be held on April 12, 2019.

Item 9.	The Offer and Listing
A. Offer and Listing Details
See "C. Markets" below.
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
Our Shares and Shareholders
Our authorized share capital is €40,000,000 consisting of two billion (2,000,000,000) common shares and two billion (2,000,000,000) special voting shares, each having a par value of one euro cent (€0.01). Our common shares are registered shares represented by an entry in the share register of CNH Industrial. Beneficial interests in our common shares traded on the NYSE are held through the book-entry system provided by DTC and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee. Beneficial interests in the common shares traded on the MTA are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, as a participant in DTC.
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
For a period of five years from September 28, 2018, the Board of Directors has been irrevocably authorized by the shareholders to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set forth in the Articles of Association. For a period of five years from April 13, 2018, the Board of Director has been irrevocably authorized by the shareholders to issue common shares of the Company, which authorization is limited to 15% of the total number of common shares. In addition, and without application of the 15% limitation, the Board of Directors is authorized to issue common shares and grant rights to subscribe for common shares in the capital of the Company pursuant to equity incentive plans sponsored by the Company’s predecessors (Fiat Industrial S.p.A. and CNH Global N.V.) and new equity incentive or compensation plans.
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
If a general meeting of shareholders delegates its authority to the Board of Directors for this purpose, then the Board of Directors will have the power to limit or exclude the pre-emption rights of shareholders. In the absence of this designation, the general meeting of shareholders will have the power to limit or exclude these rights. Such a proposal requires the approval of at least two-thirds of the votes cast by shareholders at a general meeting if less than one-half of the issued share capital is represented at the meeting. Designations of authority to the Board of Directors may remain in effect for up to five years and may be renewed for additional periods of up to five years. For a period of five years from April 13, 2018, the Board of Directors has been designated by the shareholders as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the authority of the Board of Directors to issue common shares and grant rights to subscribe for common shares. In the event of an issuance of special voting shares, shareholders shall not have any right of pre-emption.
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
Insofar as the profits have not been distributed or allocated to the reserves, they may be subject to approval at the general meeting to be distributed as dividends on the Company common shares only. The general meeting of shareholders may resolve, on the proposal of the Board of Directors, to declare and distribute dividends in U.S. dollars. The Board of Directors may decide, subject to the approval of the general meeting of shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares, that a distribution shall, wholly or partially, be made in the form of shares.
The right to dividends and distributions will lapse if the dividends or distributions are not claimed within five years following the day after the date on which they were first made available.
On March 1, 2019, the Board of Directors recommended and proposed to the Company’s shareholders that a dividend, in the amount of €0.18 per share, be paid to the holders of our common shares.
Other than as described above, our Articles of Association do not include any redemption provisions or provide for any sinking or similar fund.
General Meetings of Shareholders and Voting Rights
Annual General Meeting of Shareholders ("AGM")
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
General Meeting of Shareholders and Place of Meetings
Other general meetings will be held if requested by the Board of Directors, the chairperson or co-chairperson of the Board of Directors, the Senior Non-Executive Board Member or the Chief Executive Officer, or by the written request (stating the exact subjects to be discussed) of one or more shareholders representing in aggregate at least 10% of the issued share capital of the Company (taking into account the relevant provisions of Dutch law, and the Articles of Association and the applicable stock exchange regulations). General meetings will be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands.
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

On June 5, 2017, the Company announced the renewal of its buy-back Program to repurchase up to $300 million in common shares ("the $300 Million Program"). The $300 Million Program implemented the resolution adopted by the Company’s shareholders at the AGM held on April 14, 2017. The authorization granted was for a period of 18 months from the date of the AGM (April 14, 2017).
On April 27, 2018, the Company announced its new buy-back program (“the $700 Million Program”) to repurchase up to $700 million in common shares, representing an increase of $400 million versus the $300 Million Program. The $700 Million Program implements the resolution adopted by the Company’s shareholders at the AGM on April 13, 2018. The authorization granted was for a period of 18 months from the date of the AGM and, therefore, expires on October 12, 2019.
At the 2019 Annual General Meeting of Shareholders, the Board of Directors intends to recommend to the Company’s shareholders the renewal of the authorization to repurchase up to a maximum of 10% of the Company’s issued common shares.
The authorization is an instrument available to the Board of Directors, but places no obligation on the Company to repurchase its own shares. Refer to “Item 16E: Purchase of Equity Securities by the Issuer and Affiliated Purchasers” for additional details of stock repurchases by the Company.
Up-to-date details of the transactions that occurred under the $300 Million Program and the $700 Million Program are available in the dedicated section on the corporate website (www.cnhindustrial.com).
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
At the AGM on April 15, 2016, shareholders authorized the Board to reduce the issued share capital of the Company, in accordance with article 8 of the Articles of Association and in compliance with applicable rules and regulations, by canceling up to 80 million special voting shares held by the Company in treasury. On September 15, 2017, the Company implemented the resolution adopted by the Company’s shareholders at the AGM held on April 15, 2016 and canceled 78,000,000 special voting shares held by the Company in treasury.
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
For a discussion of the Company’s equity plans, please see “Note 17: Share-Based Compensation” to our consolidated financial statements for the year ended December 31, 2018.
D. Exchange Controls.
There are no governmental laws, decrees, regulations or other legislation in the Netherlands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our common shares. There are no special restrictions in our Articles of Association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote our common shares.
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
For the purposes of this discussion, a “U.S. Shareholder” is a beneficial owner of shares that is:

•	an individual that is a citizen or resident of the U.S.;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the U.S.;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

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
Subject to certain limitations, any non-U.S. tax withheld and paid over to a non-U.S. taxing authority is eligible for credit against a U.S. Shareholder’s U.S. federal income tax liability except to the extent a refund of the tax withheld is available to the U.S. Shareholder under non-U.S. tax law or under an applicable tax treaty. The amount allowed to a U.S. Shareholder as a credit is limited to the amount of the U.S. Shareholder’s U.S. federal income tax liability that is attributable to income from sources outside the U.S. and is computed separately with respect to different types of income that the U.S. Shareholder receives from non-U.S. sources. Subject to the discussion below regarding Section 904(h) of the Code, dividends paid by CNH Industrial will be foreign source income and depending on the circumstances of the U.S. Shareholder, will be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to a U.S. Shareholder.
Under Section 904(h) of the Code, dividends paid by a foreign corporation that is treated as 50% or more owned, by vote or value, by U.S. persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes, to the extent the foreign corporation earns U.S. source income. In most circumstances, U.S. Shareholders would be able to choose the benefits of Section 904(h)(10) of the Code and elect to treat dividends that would otherwise be U.S. source dividends as foreign source dividends, but in such a case the foreign tax credit limitations would be separately determined with respect to such “resourced” income. In general, therefore, the application of Section 904(h) of the Code may adversely affect a U.S. Shareholder’s ability to use foreign tax credits. CNH Industrial does not believe that it is 50% or more owned by U.S. persons, but this conclusion is a factual determination and is subject to change; no assurance can therefore be given that CNH Industrial may not be treated as 50% or more owned by U.S. persons for purposes of Section 904(h) of the Code. U.S. Shareholders are strongly urged to consult their own tax advisors regarding the possible impact if Section 904(h) of the Code should apply.
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
Receipt of Special Voting Shares
If a U.S. Shareholder receives special voting shares after requesting its shares be held on the Loyalty Register, the tax consequences of the receipt of special voting shares is unclear. While distributions of stock are tax-free in certain circumstances, it is possible that the distribution of special voting shares could be treated as a distribution subject to tax as described above in “—Taxation of Dividends” if such distribution were considered to result in a “disproportionate distribution.” If the distribution of special voting shares were so treated, the amount of the distribution should equal the fair market value of the special voting shares received. Because, among other things, the special voting shares are not transferable and a U.S. Shareholder will receive amounts in respect of the special voting shares only if CNH Industrial is liquidated, CNH Industrial believes and intends to take the position that the value of each special voting share is minimal. However, because the fair market value of the special voting shares is factual and is not governed by any guidance that directly addresses such a situation, the IRS could assert that the value of the special voting shares (and thus the amount of the distribution) as determined by CNH Industrial is incorrect.
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
This summary also assumes that the board shall control the conduct of the affairs of CNH Industrial and shall procure that CNH Industrial is organized in accordance with the facts, based upon which the competent authorities of the U.K. and the Netherlands have ruled that CNH Industrial should be treated as solely resident of the U.K. for the application of the tax treaty as concluded between the U.K. and the Netherlands. A change in facts and circumstances based upon which the ruling was issued may invalidate the contents of this section, which will not be updated to reflect any such change.
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
Dividend Withholding Tax
CNH Industrial is generally required to withhold Dutch dividend withholding tax at a rate of 15 percent from dividends distributed by it. The competent authorities of the U.K. and the Netherlands have ruled that CNH Industrial is resident of the U.K. for the application of the tax treaty as concluded between the Netherlands and the U.K. Consequently payments made by CNH Industrial on the common shares and or the special voting shares to non-resident shareholders may be made free from Dutch dividend withholding tax.

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
F. Dividends and Paying Agents.
Not applicable.
G. Statement of Experts.
Not applicable.
H. Documents on Display.
We file reports, including annual reports on Form 20-F, furnish periodic reports on Form 6-K and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, from which the public may obtain any materials the company files with the SEC.
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
Credit Risk
Our credit concentration risk differs in relation to the activities carried out by the segments and sales markets in which we operate; in all cases, however, the risk is mitigated by the large number of counterparties and customers. Considered from a global point of view, however, there is a concentration of credit risk in trade receivables and receivables from financing activities, in particular dealer financing and finance leases in the European Union market and in North America, as well as in Latin America for Agricultural and Construction Equipment and Commercial Vehicles.
Financial assets are recognized in the statement of financial position net of write-downs for the risk that counterparties may be unable to fulfill their contractual obligations, determined on the basis of the available information as to the creditworthiness of the customer and historical data.
The maximum credit risk to which we were theoretically exposed at December 31, 2018 is represented by the carrying amounts stated for financial assets in the statement of financial position and the nominal value of the guarantees provided on debt or commitments of third parties.
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
Receivables for financing activities amounted to $19,167 million at December 31, 2018 ($19,795 million at December 31, 2017) containing balances totaling $490 million ($583 million at December 31, 2017) that have been written down. In addition, balances totaling $259 million ($212 million at December 31, 2017) were either past due or in nonaccrual status. In the event of installment payments, even if only one installment is overdue, the whole amount of the receivable is classified as such.
Trade receivables totaling $399 million at December 31, 2018 ($496 million at December 31, 2017) contain balances totaling $82 million ($109 million at December 31, 2017) that have been written down.
Currency Risk
We are exposed to risk resulting from changes in exchange rates, which can affect our earnings and equity.
Where one of our subsidiaries incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the net income/(loss) of that company. In 2018, the total net trade flows exposed to currency risk amounted to the equivalent of 16% of our revenue (17% in 2017). The principal exchange rates to which we are exposed are the following:

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
Trade flows exposed to changes in these exchange rates in 2018 made up approximately 64% of the exposure to currency risk from trade transactions.

It is our policy to use derivative financial instruments to hedge a certain percentage, on average between 55% and 85%, of the forecasted trading transaction exchange risk exposure for the coming 12 months with additional flexibility to reach 0% or 100% (including risk beyond that date where it is believed to be appropriate) and to hedge completely the exposure resulting from firm commitments.
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
We monitor our principal exposure to conversion exchange risk, although there was no specific hedging in place at December 31, 2018. There were no substantial changes in 2018 in the nature or structure of exposure to currency risk or in our hedging policies.
Sensitivity Analysis
The potential loss in fair value of derivative financial instruments held for currency risk management (currency swaps/forwards, currency options, interest rate and currency swaps) at December 31, 2018 resulting from a hypothetical change of 10% in the exchange rates amounts to approximately $374 million ($466 million at December 31, 2017). The valuation model for currency options assumes that market volatility at year-end remains unchanged.
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
The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2018, resulting from a hypothetical, unfavorable and instantaneous change of 10% in market interest rates, would have been approximately $32 million (approximately $36 million at December 31, 2017).
Floating rate financial instruments consist principally of cash and cash equivalents, wholesale receivables, debt, and ABS securities. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.
A hypothetical change of 10% in short-term interest rates at December 31, 2018, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have caused increased net expenses before taxes, on an annual basis, of approximately $2 million (approximately $7 million at December 31, 2017).
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
Sensitivity Analysis
In the event of a hypothetical change of 10% in the underlying raw materials prices, the potential loss in fair value of outstanding derivative financial instruments at December 31, 2018 linked to commodity prices would not have been significant (not significant at December 31, 2017).

Item 12.	Description of Securities Other than Equity Securities
Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures
Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2018 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)	Changes in Internal Control
No change to our internal control over financial reporting occurred during the year ended December 31, 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management believes that, as of December 31, 2018, the Company’s internal control over financial reporting was effective.
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

(d)	Attestation Report of the Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of CNH Industrial N.V.
Opinion on Internal Control Over Financial Reporting
We have audited CNH Industrial N.V.’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CNH Industrial N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of CNH Industrial N.V. as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2018, and the related notes and our report dated March 1, 2019 expressed an unqualified opinion thereon.
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
March 1, 2019

Item 16A.	Audit Committee Financial Expert
Our Board of Directors has determined that each member of the audit committee, namely, Peter Kalantzis, John Lanaway, Silke Christina Scheiber, and Jacques Theurillat, is an audit committee financial expert. All are independent directors under the NYSE standards.

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
Ernst & Young LLP, the member firms of Ernst & Young and their respective affiliates (collectively, the “Ernst & Young Entities”) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2018 and 2017. We incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2018 and 2017, respectively:

	2018	2017
Audit fees	$11,464,000	$10,641,000
Audit-related fees	1,754,000	1,684,000
Other fees	30,000	39,000
Total	$13,248,000	$12,364,000
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
Audit Committee’s Pre-Approval Policies and Procedures
Our Audit Committee nominates and engages our independent registered public accounting firm to audit our consolidated financial statements. Our Audit Committee has a policy requiring management to obtain the Audit Committee’s approval before engaging our independent registered public accounting firm to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee reviews and pre-approves (if appropriate) specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and any other services that may be performed by our independent registered public accounting firm. During the year ended December 31, 2018, all audit and non-audit services provided by our independent registered public accounting firm were pre-approved in accordance with such policies and procedures.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
None.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers
The following table reports purchases of equity securities by the Company during the year ended December 31, 2018.

Period	Total Number of Shares Purchased	Average Price Paid per Share (€)	Average Price Paid per Share ($)(3)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs ($)
Jan 1 to Jan 31, 2018	—	€—	$—	—	$262,145,319
Feb 1 to Feb 28, 2018(1)	1,011,381	€10.976	$13.489	1,011,381	$248,503,054
March 1 to March 31, 2018(1)	5,784,950	€10.702	$13.206	5,784,950	$172,109,336
April 1 to April 30, 2018	—	€—	$—	—	$700,000,000
May 1 to May 31, 2018	—	€—	$—	—	$700,000,000
June 1 to June 30, 2018(2)	3,788,613	€9.8830	$11.5550	3,788,613	$656,224,095
July 1 to July 31, 2018	—	€—	$—	—	$656,224,095
Aug 1 to Aug 31, 2018(2)	1,916,926	€9.9620	$11.3400	1,916,926	$634,486,722
Sep 1 to Sep 30, 2018	—	€—	$—	—	$634,486,722
Oct 1 to Oct 31, 2018	—	€—	$—	—	$634,486,722
Nov 1 to Nov 30, 2018	—	€—	$—	—	$634,486,722
Dec 1 to Dec 31, 2018	—	€—	$—	—	$634,486,722
Total	12,501,870			12,501,870	$634,486,722

(1)
On June 5, 2017, the Company announced the renewal of a buy-back program to repurchase up to 300 million in common shares. The renewed buy-back program implemented the resolution adopted by the Company's shareholders at the annual general meeting of shareholders (“AGM”) held on April 14, 2017. This program was replaced with the new buy-back program announced on April 27, 2018.

(2)
On April 27, 2018, the Company announced its new buy-back program (“the Program”) to repurchase up to 700 million in common shares, representing an increase of 400 million increase versus the previous program. The Program implements the resolution adopted by the Company’s shareholders at the AGM on April 13, 2018. The authorization granted was for a period of 18 months from the date of AGM.

(3)
Share repurchases are made on the Mercato Telematico Azionario (“MTA”) and have been translated from euros at the exchange rate reported by the European Central Bank on the respective transaction dates.

Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.	Corporate Governance
CNH Industrial N.V. is a company organized under the laws of the Netherlands and qualifies as a foreign private issuer under the rules and regulations of the SEC and the listing standards of the NYSE. In accordance with the NYSE listing rules related to corporate governance, listed companies that are foreign private issuers are permitted to follow home-country practice in some circumstances in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are otherwise applicable to listed companies. In addition, we must disclose any significant ways in which our corporate governance practices differ from those followed by domestic U.S. companies listed on the NYSE. In contrast to the NYSE rules applicable to domestic U.S. listed companies, the Dutch Code is based on a “comply or explain” principle, as a result of which deviation from the specific requirements of the Dutch Code is permissible as long as such deviation is identified and explained.
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
The discussion below summarizes the significant differences between our corporate governance practices and the NYSE standards applicable to U.S. listed companies.
Dutch legal requirements concerning director independence differ in certain respects from the rules applicable to U.S. companies listed on the NYSE. While under most circumstances both regimes require that a majority of board members be “independent,” the definition of this term under Dutch law differs from the definition used under the NYSE corporate governance standards. In some cases, the Dutch requirements are more rigorous, such as by requiring a longer “look-back” period (five years) for former executive directors and employees and by considering a non-executive board member serving as director in the board of a shareholder holding ten percent or more of the company's shares to be not independent, even if he or she is considered "independent" on the board of directors of the shareholder. Currently, a majority of our Board (eight of the ten members) are “independent” under the NYSE definition and the Dutch Code. Under the Dutch Code, non-executive directors must not be a non-executive director of more than five other “large” Dutch companies (as defined in the Dutch Code). None of the members of our Board is a non-executive director of more than five other "large" Dutch companies.
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
NYSE rules require a domestic U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement, although we do have a Compensation Committee and a Governance and Sustainability Committee. Our Compensation Committee Charter states that a maximum of one member of the Compensation Committee may not be independent. All three members of the Compensation Committee are considered independent under the NYSE standards. Our Governance and Sustainability Committee Charter states that a maximum of two members of the Governance and Sustainability Committee may not be independent. All three members of the Governance and Sustainability Committee are considered independent under the NYSE standards.
In contrast to NYSE rules applicable to U.S. companies, which require that external auditors be appointed by the Audit Committee, the general rule under Dutch law is that external auditors are appointed by the company’s general meeting of shareholders. In accordance with the requirements of Dutch law, the appointment and removal of our independent registered public accounting firm must be resolved upon by our general meeting of shareholders. We seek to follow best practices as contemplated by the NYSE standards by having our Audit Committee support and advise the Board with respect to the proposal to shareholders regarding the appointment and compensation of the Company's independent registered public accounting firm, which is appointed by our shareholders. Our Audit Committee also oversees and evaluates the work of our independent registered public accounting firm.
Under NYSE listing standards, shareholders of U.S. companies must be given the opportunity to vote on all equity compensation plans and to approve material revisions to those plans, with limited exceptions set forth in the NYSE rules. As a foreign private issuer, we are permitted to follow our home country laws regarding shareholder approval of compensation plans, and, under Dutch law and the Dutch Code, such approval from shareholders is not required for equity compensation plans for employees other than members of the Board, and to the extent the authority to grant equity rights has been delegated by the shareholders to the Board. For equity compensation plans for members of the Board and/or in the event that the authority to issue shares and/or rights to subscribe for shares has not been delegated to the Board, approval of the general meeting of shareholders is required.
While NYSE rules do not require listed companies to have shareholders approve or declare dividends, the Dutch Code requires that a dividend distribution be a separate agenda item at the general meeting of shareholders, in which the annual accounts are adopted. In our case, Articles 18 and 22 of our Articles of Association provide that annual dividends must be resolved upon by our general meeting of shareholders. For a discussion of our dividend policy, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Payment of Dividends.”
In accordance with the corporate governance rules of the NYSE applicable to foreign private issuers, we also disclose these differences between our corporate governance practices and those required of domestic listed companies by the NYSE listing standards on our website at www.cnhindustrial.com.

Item 16H.	Mine Safety Disclosure
Not applicable.

PART III

Item 17.	Financial Statements
We have responded to Item 18 in lieu of responding to this item.

Item 18.	Financial Statements
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
CNH INDUSTRIAL N.V.

Item 19.	Exhibits
A list of exhibits included as part of this annual report on Form 20-F is set forth in the Index to Exhibits that immediately following the notes to the consolidated financial statements of this annual report on Form 20-F.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CNH Industrial N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of CNH Industrial N.V. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 1, 2019 expressed an unqualified opinion thereon.
Adoption of New Accounting Standard
As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for revenue from contracts with customers effective January 1, 2018 using the full retrospective approach for each of the three years in the period ended December 31, 2018.
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

Chicago, Illinois
March 1, 2019

CNH INDUSTRIAL N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2018, 2017 and 2016

	2018	2017(*)	2016(*)
	(in millions)
Revenues
Net sales	$27,831	$25,769	$23,216
Finance and interest income	1,875	1,932	1,879
Total Revenues	$29,706	$27,701	$25,095
Costs and Expenses
Cost of goods sold	$22,958	$21,572	$19,420
Selling, general and administrative expenses	2,351	2,315	2,246
Research and development expenses	1,061	957	860
Restructuring expenses	61	93	44
Interest expense	812	940	1,026
Other, net	997	1,165	1,521
Total Costs and Expenses	$28,240	$27,042	$25,117
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,466	659	(22)
Income tax (expense)	(417)	(457)	(297)
Equity in income of unconsolidated subsidiaries and affiliates	50	88	58
Net income (loss)	1,099	290	(261)
Net income (loss) attributable to noncontrolling interests	31	18	3
Net income (loss) attributable to CNH Industrial N.V.	$1,068	$272	$(264)
Earnings (loss) per share attributable to common shareholders
Basic	$0.79	$0.20	$(0.19)
Diluted	$0.78	$0.20	$(0.19)

Cash dividends declared per common share	$0.173	$0.118	$0.148

(*)
2017 and 2016 figures have been recast following the retrospective adoption on January 1, 2018 of the updated accounting standards for revenue recognition (ASC 606) and retirement benefit accounting (ASU 2017-07).

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2018, 2017 and 2016

	2018	2017(*)	2016(*)
	(in millions)
Net income (loss)	$1,099	$290	$(261)
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on cash flow hedges	(23)	89	(91)
Changes in retirement plans’ funded status	477	86	(89)
Foreign currency translation	(317)	(414)	322
Share of other comprehensive income (loss) of entities using the equity method	(35)	32	(40)
Other comprehensive income (loss), net of tax	102	(207)	102
Comprehensive income (loss)	1,201	83	(159)
Less: Comprehensive income (loss) attributable to noncontrolling interests	25	16	6
Comprehensive income (loss) attributable to CNH Industrial N.V.	$1,176	$67	$(165)

(*)
2017 and 2016 figures have been recast following the retrospective adoption on January 1, 2018 of the updated accounting standards for revenue recognition (ASC 606) and retirement benefit accounting (ASU 2017-07).

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2018 and 2017

	December 31, 2018	December 31, 2017(*)
	(in millions)
ASSETS
Cash and cash equivalents	$5,031	$5,430
Restricted cash	772	770
Trade receivables, net	399	496
Financing receivables, net	19,167	19,795
Inventories, net	6,726	6,452
Property, plant and equipment, net	5,901	6,831
Investments in unconsolidated subsidiaries and affiliates	526	561
Equipment under operating leases	1,774	1,845
Goodwill	2,453	2,472
Other intangible assets, net	788	792
Deferred tax assets	591	852
Derivative assets	98	77
Other assets	1,874	1,925
Total Assets	$46,100	$48,298
LIABILITIES AND EQUITY
Debt	$24,445	$25,895
Trade payables	5,889	6,060
Deferred tax liabilities	114	94
Pension, postretirement and other postemployment benefits	1,488	2,300
Derivative liabilities	108	98
Other liabilities	8,958	9,594
Total Liabilities	$41,002	$44,041
Redeemable noncontrolling interest	30	25
Common shares, € 0.01, par value; outstanding 1,353,831,958 common shares and 388,725,624 special voting shares in 2018; and outstanding 1,363,592,506 common shares and 388,906,690 special voting shares in 2017	25	25
Treasury stock, at cost - 10,568,238 shares in 2018 and 807,690 shares in 2017	(128)	(10)
Additional paid in capital	4,409	4,412
Retained earnings	2,596	1,763
Accumulated other comprehensive loss	(1,859)	(1,966)
Noncontrolling interests	25	8
Total Equity	$5,068	$4,232
Total Liabilities and Equity	$46,100	$48,298

(*)	2017 figures have been recast following the retrospective adoption on January 1, 2018 of the updated accounting standards for revenue recognition (ASC 606).

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.
CONSOLIDATED BALANCE SHEETS — (Continued)
As of December 31, 2018 and 2017
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

	December 31, 2018	December 31, 2017
	(in millions)
Restricted cash	$732	$734
Financing receivables	9,732	10,404
Total Assets	$10,464	$11,138
Debt	$9,692	$10,464
Total Liabilities	$9,692	$10,464

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2018, 2017 and 2016

	2018	2017(*)	2016(*)
	(in millions)
Operating activities:
Net income (loss)	$1,099	$290	$(261)
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	703	725	716
Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	634	625	545
(Gain) loss from disposal of assets	2	—	3
Loss on repurchase of Notes	22	64	60
Undistributed income (loss) of unconsolidated subsidiaries	(3)	(39)	5
Other non-cash items	158	275	195
Changes in operating assets and liabilities:
Provisions	(48)	218	6
Deferred income taxes	48	124	64
Trade and financing receivables related to sales, net	(180)	(659)	(92)
Inventories, net	112	682	769
Trade payables	280	344	96
Other assets and liabilities	(273)	216	662
Net cash provided by operating activities	2,554	2,865	2,768
Investing activities:
Additions to retail receivables	(4,269)	(4,078)	(3,951)
Collections of retail receivables	4,016	4,384	4,569
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	7	17	12
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and assets sold under buy-back commitments	(558)	(492)	(503)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(1,344)	(1,743)	(1,631)
Other	228	43	(152)
Net cash used in investing activities	(1,920)	(1,869)	(1,656)
Financing activities:
Proceeds from long-term debt	16,211	15,896	12,629
Payments of long-term debt	(16,921)	(16,802)	(13,770)
Net increase (decrease) in other financial liabilities	386	54	(132)
Dividends paid	(243)	(168)	(207)
Other	(156)	(25)	(58)
Net cash used in financing activities	(723)	(1,045)	(1,538)
Effect of foreign exchange rate changes on cash and cash equivalents	(308)	395	(31)
Increase (decrease) in cash and cash equivalents	(397)	346	(457)
Cash and cash equivalents, beginning of year	6,200	5,854	6,311
Cash and cash equivalents, end of year	$5,803	$6,200	$5,854

(*)
2017 and 2016 figures have been recast following the retrospective adoption on January 1, 2018 of the updated accounting standards for revenue recognition (ASC 606) and cash flow presentation (ASU 2016-18).

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2018, 2017 and 2016

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2016 as previously reported	$25	$—	$4,399	$2,241	$(1,863)	$41	$4,843	$18
Adoption of ASC 606	—	—	—	(123)	2	(1)	(122)	—
Balance, January 1, 2016, as recast	25	—	4,399	2,118	(1,861)	40	4,721	18
Net income (loss)	—	—	—	(264)	—	(5)	(269)	8
Other comprehensive loss, net of tax	—	—	—	—	99	3	102	—
Dividend paid	—	—	—	(201)	—	(1)	(202)	(5)
Acquisition of treasury stock	—	(14)	—	—	—	—	(14)	—
Common shares issued from treasury stock for share-based compensation expense	—	5	(5)	—	—	—	—	—
Issuance of common shares	—	—	3	—	—	—	3	—
Other changes	—	—	11	(1)	—	(31)	(21)	—
Balance, December 31, 2016, as recast	$25	$(9)	$4,408	$1,652	$(1,762)	$6	$4,320	$21
Net income (loss)	—	—	—	272	—	8	280	10
Other comprehensive income, net of tax	—	—	—	—	(204)	(3)	(207)	—
Dividend paid	—	—	—	(161)	—	(1)	(162)	(6)
Acquisition of treasury stock	—	(38)	—	—	—	—	(38)	—
Common shares issued from treasury stock for share-based compensation	—	37	(8)	—	—	—	29	—
Share-based compensation expense	—	—	19	—	—	—	19	—
Other changes	—	—	(7)	—	—	(2)	(9)	—
Balance, December 31, 2017, as recast	$25	$(10)	$4,412	$1,763	$(1,966)	$8	$4,232	$25
Net income	—	—	—	1,068	—	19	1,087	12
Other comprehensive loss, net of tax	—	—	—	—	107	(5)	102	—
Dividend paid	—	—	—	(235)	—	(1)	(236)	(7)
Acquisition of treasury stock	—	(156)	—	—	—	—	(156)	—
Common shares issued from treasury stock for share-based compensation	—	38	(35)	—	—	—	3	—
Share-based compensation expense	—	—	35	—	—	—	35	—
Other changes	—	—	(3)	—	—	4	1	—
Balance, December 31, 2018	$25	$(128)	$4,409	$2,596	$(1,859)	$25	$5,068	$30

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Nature of Operations
CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands. CNH Industrial is a leading company in the capital goods sector that, through its various businesses, designs, produces and sells agricultural equipment and construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines, transmissions and axles for those vehicles and engines for marine and power generation applications (see “Note 20: Segment Reporting”). In addition, CNH Industrial’s Financial Services segment offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers.
The Company has five reportable segments consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment (ii) Construction Equipment, which designs, produces and sells construction equipment (iii) Commercial Vehicles, which designs, produces and sell trucks, commercial vehicles, buses, and specialty vehicles (iv) Powertrain, which produces and sells engines, transmissions and axles for those vehicles and engines for marine and power generation applications; and (v) Financial Services, which provides financial services to the customers of the Company’s products. The Company’s worldwide agricultural equipment, construction equipment, commercial vehicles, powertrain operations as well as corporate functions are collectively referred to as “Industrial Activities”.
The Company was formed as a result of the mergers of Fiat Industrial and its subsidiary CNH Global with and into CNH Industrial, effective September 29, 2013.
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
Certain prior period balances have been reclassified to conform to the current year presentation.
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
There were no significant business combinations in 2017 or 2018.
Use of Estimates in the Preparation of Financial Statements
The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses. Significant estimates in these consolidated financial statements include the realizable value of property, plant and equipment, goodwill and other intangibles; residual values of equipment on operating leases; allowance for credit losses; tax contingencies and valuation allowances; liabilities for warranties; sales allowances; and assets and obligations related to employee benefits. Actual results could differ from these estimates.
Revenue Recognition
Revenue is recognized when control of the vehicles, equipment, services or parts has been transferred and the Company’s performance obligations to the customers have been satisfied. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services.
The timing of when the Company transfers the goods or services to the customer may differ from the timing of the customer’s payment.
Revenues are stated net of discounts, allowances, settlement discounts and rebates, as well as costs for sales incentive programs, which are determined on the basis of historical costs, country by country, and charged against profit for the period in which the corresponding sales are recognized.
The Company also enters into contracts with multiple performance obligations. For these contracts, the Company allocates revenue from the transaction price to the distinct goods and services in the contract on a relative standalone selling price basis. To the extent the Company sells the goods or services separately in the same market, the standalone selling price is the observable price at which the Company sells the goods or services separately. For all other goods or services, the Company estimates the standalone selling price considering all information reasonably available (including market conditions, entity-specific factors and information about the customer or class of customer).
Sales of goods
The Company has determined that the customers from the sale of vehicles, equipment and parts are generally dealers, distributors and retail customers.
Transfer of control, and thus related revenue recognition, generally corresponds to when the vehicles, equipment and parts are made available to the customer. Therefore, the Company recognizes revenue at a point in time when control is transferred to the customer at a sale price that the Company expects to receive.
For all sales, no significant uncertainty exists surrounding the purchaser’s obligation to pay for vehicles, equipment and parts. The Company records appropriate allowance for credit losses and anticipated returns as required. Fixed payment schedules exist for all sales, but payment terms vary by geographic market and product line.
The cost of incentives, if any, are estimated at the inception of a contract at the amount that is expected to be paid and is recognized as a reduction to revenue at the time of the sale. If a vehicle or equipment contract transaction has multiple performance obligations, the cost of incentives is allocated entirely to vehicle or equipment as the intent of the incentives is to encourage sales of vehicles or equipment. If the estimate of the incentive changes following the sale to the customer, the change in estimate is recognized as an adjustment to revenue in the period of the change. CNH Industrial grants certain sales incentives to support sales of its products to retail customers. At the later of the time of sale or the time an incentive is announced to dealers, CNH Industrial records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. Subsequent adjustments to sales incentive programs related to products/vehicles previously sold are recognized as an adjustment to revenues in the period the adjustment is determinable. The determination of sales allowances requires management to make estimates based upon historical data, estimated future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things.
With reference to the sales to dealers accompanied by “floor plan” agreements under which the Company offers wholesale financing including “interest-free” financing for specified period of time (which also vary by geographic market and product line), two separate performance obligations exist. The first performance obligation consists of the sale of the equipment/vehicle from Industrial Activities to the dealer. Concurrent with the sale of the equipment/vehicle, Industrial Activities offers to the dealer wholesale financing through loans extended by Financial Services. Industrial Activities compensates Financial Services for the cost of the interest-free period. This cost has been determined to represent a cash sale incentive on the initial sale of the good, and therefore it should be recognized upfront as a reduction of net sales of Industrial Activities. The second performance obligation consists of a credit facility extended by Financial Services to the dealer. The remuneration for this performance obligation is represented by the compensation received from Industrial Activities for the period of the interest-free financing and by the interest charged to dealer for the remaining period. This remuneration is recognized by Financial Services over the period of the outstanding exposure.
For parts sales, when the Company provides its customers with a right to return a transferred product, revenue and corresponding cost of sales are recognized for parts that are not expected to be returned. The expected returns are estimated based on an analysis of historical experience. The portion of revenue (and corresponding cost of sales) related to the parts that are expected to be returned is recognized at the end of the return period. The amount received or receivable that is expected to be returned is recognized as a refund liability, representing the obligation to return the customer’s consideration.

Furthermore, at the time of the initial sale, CNH Industrial recognizes a return asset for the right to recover the goods returned by the customer. This asset is initially measured at the former carrying amount of the inventory. At each reporting date, both the refund liability and the return asset are remeasured to record for any revisions to the expected level of returns, as well as any decreases in the value of the returned products.
Rendering of services
Revenues from services provided are primarily comprised of extended warranties and maintenance and repair services and are recognized over the contract period when the costs are incurred, that is when the claims are charged by the dealer. Amounts invoiced to customers for which CNH Industrial receives consideration before the performance is satisfied are recognized as contract liability. These services are either separately-priced or included in the selling price of the vehicle. In the second case, revenue for the services is allocated based on the estimated stand-alone selling price. In the event that the costs expected to be incurred to satisfy the remaining performance obligations exceed the transaction price, an estimated contract loss is recognized.
Shipping and other transportation activities performed as an agent are recognized on a net basis, which is netting the related freight cost against the freight revenue.
Rents and other income on assets sold with a buy-back commitment
Commercial Vehicles enters into transactions for the sale of vehicles to some customers with an obligation to repurchase (“buy-back commitment”) the vehicles at the end of a period (“buy-back period”) at the customer’s request. For these types of arrangements, at inception, CNH Industrial assesses whether a significant economic incentive exists for the customer to exercise the option.
If CNH Industrial determines that a significant economic incentive exists for the customer to exercise the buy-back option, the transaction is accounted for as an operating lease. In such case, vehicles are accounted for as Property, plant and equipment because the agreements typically have a long-term buy-back period. The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period is depreciated on a straight-line basis over the same period. The initial sale price received is recognized in “Other liabilities” and is comprised of the repurchase value of the vehicle, and the rents to be recognized in the future recorded as contract liability. These rents are determined at the inception of the contract as the difference between the initial sale price and the repurchase price and are recognized as revenue on a straight-line basis over the term of the agreement. At the end of the agreement term, upon exercise of the option, the used vehicles are reclassified from Property, plant and equipment to Inventories. The proceeds from the sale of such vehicles are recognized as Revenues.
If CNH Industrial determines that a significant economic incentive does not exist for the customer to exercise the buy-back option, the transaction is treated as a sale with a variable consideration whose variable component is the buy-back provision accrual. The buy-back provision accrual is the difference between the repurchase price and the estimated market value of the used vehicle at the end of the buy-back period and is recorded only when the repurchase price is greater than the estimated market value of the used vehicle. The buy-back provision accrual is estimated and recognized as a reduction of revenues at the time of the sale. Any subsequent change following such periodic reassessment is recognized as a reduction of revenues at that time.
Finance and interest income
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
Rents and other income on operating leases
Income from operating leases is recognized over the term of the lease on a straight-line basis.

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
Warranty Costs
At the time a sale of equipment or parts to a dealer is recognized, CNH Industrial records the estimated future base warranty costs for the product. CNH Industrial determines its total warranty liability by applying historical claims rate experience, while considering specific contractual terms, to the park of equipment that has been sold and is still under warranty. Campaigns are formal post-production modification programs approved by management. The liabilities for such programs are recognized when approved, based on an estimate of the total cost of the program.
Advertising
CNH Industrial expenses advertising costs as incurred. Advertising expense totaled $170 million, $165 million, and $145 million for the years ended December 31, 2018, 2017, and 2016, respectively.
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
Foreign Currency
Certain of CNH Industrial’s non-U.S. subsidiaries and affiliates maintain their books and accounting records using local currency as the functional currency. Assets and liabilities of these non-U.S. subsidiaries are translated into U.S. dollars at period-end exchange rates, and net exchange gains or losses resulting from such translation are included in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Income and expense accounts of these non-U.S. subsidiaries are translated at the average exchange rates for the period. Gains and losses from foreign currency transactions are included in net income in the period during which they arise. Net foreign currency transaction gains and losses are reflected in “Other, net” in the accompanying consolidated statement of operations and also include the cost of hedging instruments. For the years ended December 31, 2018, 2017 and 2016, the Company recorded a net loss of $450 million, a net loss of $78 million and a net gain of $50 million, respectively. Included in the net gain (loss) in 2018, 2017 and 2016 were charges of $159 million, $21 million and $22 million due to the devaluation of net monetary assets of Argentinian subsidiaries in 2018, 2017, and 2016, as well as the re-measurement charges of $5 million, and $27 million, respectively, on the Venezuelan bolivar fuerte (“Bs.F., or “bolivars”) rate described below. As described in Note 15: Financial Instruments, the Company uses hedging instruments to mitigate foreign currency risk. Net of gains realized on foreign currency hedging instruments, the Company recorded a loss of $199 million, $140 million and $149 million for the three years ended December 31, 2018, 2017 and 2016, respectively.

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
During 2017, the economic and socio-political environment in Venezuela further deteriorated, significantly impacting the Company’s ability to make key operating decisions. In the fourth quarter of 2017, the further deterioration of conditions in the country and the persisting restrictive exchange control regulations, which prevent any payments out of the country, resulted in an other-than-temporary lack of exchangeability. Therefore, effective December 31, 2017, CNH Industrial determined that it no longer had the ability to control its Venezuelan operations. As a result, the Company recorded a non-cash pre- and after-tax charge of $92 million to impair and deconsolidate its operations in Venezuela and began reporting operating results under the cost method. The pretax charge includes the write-off of the Company’s investment in Venezuela, including properties and all inter-company balances. The charge also includes the reversal through income statement of foreign currency translation losses previously included in Accumulated other comprehensive income. CNH Industrial will no longer include the results of its Venezuelan operations in its Consolidated Financial Statements. If cash were to be received from the Venezuelan legal entities in future periods, income will be recognized. The Company expects the current economic conditions in Venezuela to continue and does not anticipate any payments to be made in the foreseeable future. CNH Industrial’s results of operations in Venezuela for the year ended December 31, 2018 and 2017 were immaterial as a percentage of both CNH Industrial’s net revenues and operating profit.
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
CNH Industrial paid interest of $807 million, $896 million, and $930 million for the years ended December 31, 2018, 2017, and 2016, respectively. For 2018 and 2017, the amount includes a charge of $22 million and $64 million in connection with the Company’s accelerated debt redemption strategy.
CNH Industrial paid taxes of $355 million, $224 million, and $104 million in 2018, 2017, and 2016, respectively.
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
Goodwill and Other Intangibles
Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired. Goodwill and indefinite-lived intangible assets are reviewed for impairment at least annually. During 2018 and 2017, the Company performed its annual impairment review as of December 31 and concluded that there was no impairment in either year.
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
Reference is made to “Note 9: Goodwill and Other Intangibles” for further information regarding goodwill and other intangible assets.
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
Income Taxes
The provision for income taxes is determined using the asset and liability method. CNH Industrial recognizes a current tax liability or asset for the estimated taxes payable or refundable on tax returns for the current year and tax contingencies estimated to be settled with taxing authorities within one year. A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax attributes. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax law. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence.
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
Reference is made to “Note 15: Financial Instruments,” for further information regarding CNH Industrial’s use of derivative financial instruments.
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
New Accounting Pronouncements
Adopted
Revenue Recognition
In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606) (“ASU 2014-09”), which supersedes existing revenue recognition guidance under current U.S. GAAP. The new standard requires an entity to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration that the entity expects to receive. This new revenue recognition model defines a five-step process to achieve this objective. The new standard also requires additional disclosures to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts with customers. Entities have the option to apply the new guidance under a retrospective approach to each prior reporting period presented, and the cumulative effect of applying the standard would be recognized at the earliest period shown or a modified retrospective approach with the cumulative effect of initially applying the new guidance recognized at the date of initial application within the consolidated statement of changes in equity.
The Company has adopted the new standard effective January 1, 2018 using the full retrospective approach. The impact of adopting the new standard on net equity at January 1, 2016 (date of first time retrospective adoption of the new standard) is a reduction of $122 million and primarily relates to certain services (mainly maintenance and repair contracts, as well as extended warranty contracts) and certain other incentives provided by CNH Industrial to customers which require a different timing of recognition of revenues and margin. Furthermore, the adoption of the new standard also resulted in changes in classification between net revenues and expenses, whose overall impact on total net revenues is not significant, as well as certain further changes in classification for certain assets and liabilities, whose overall impact on total assets and total liabilities is not significant.
As it relates to our supplemental information and segment reporting, based upon the provisions of ASC 606, we have determined that sales to dealers accompanied by “floor plan” agreements, under which the Company offers wholesale financing including “interest-free” financing for specified periods, include two separate performance obligations. In particular, concurrent with the sale of the equipment/vehicle, our Industrial Activities companies offer to the dealer wholesale financing through loans extended by financial services companies (primarily through our captive Financial Services business). Industrial Activities compensates Financial Services for the cost of the “interest-free” period. This cost has been determined to represent a cash sale incentive on the initial sale of the good (first performance obligation), and therefore should be recognized as a reduction of net sales of Industrial Activities, and not as interest compensation to Financial Services in the Industrial Activities statement of operations, as presented historically. The second performance obligation consists of a credit facility extended by our Financial Services business to the dealer: the remuneration of this performance obligation is represented by the compensation received from Industrial Activities for the period of the “interest-free” financing and by the interest charged to the dealer for the remaining period. This remuneration is recognized over the period of the outstanding exposure, consistent with the current accounting treatment. These changes did not result in any change in total revenues in the Consolidated Statement of Operations or in total operating income, as the transactions between Industrial Activities and Financial Services are eliminated on consolidation. However, the new classification of the interest compensation to Financial Services modified the allocation of total revenues between the amounts classified as Net sales (which includes only Net sales of Industrial Activities) and the Finance and Interest Income (which mainly includes income of Financial Services). Furthermore, after the adoption of ASC 606, the different classification of interest compensation to Financial Services reduced the operating profit of Industrial Activities, but did not modify the total consolidated operating profit.
In accordance with the transitional rules included in ASU 2014-09, the Company has applied the standard’s practical expedient where, for all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to the remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue. No other practical expedients were applied.
Compensation – Retirement Benefits
In March 2017, the FASB issued ASU 2017-07, Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“ASU 2017-07”). The amendments in this update require that an employer disaggregate the service cost component from the other components of net benefit cost. The amendments also provide explicit guidance on how to present the service cost component and the other components of net benefit cost in the income statement and allow only the service cost component of net benefit cost to be eligible for capitalization. ASU 2017-07 is effective for annual reporting periods beginning after December 15, 2017, and early adoption is permitted. The Company adopted ASU 2017-07 on a retrospective basis as of January 1, 2018, which did not have a material impact on its consolidated financial statements.
Statement of Cash Flows
In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”) that changes the presentation of restricted cash and cash equivalents on the statement of cash flows. Restricted cash and restricted cash equivalents will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period amounts shown on the statement of cash flows. ASU 2016-18 is effective for annual reporting periods beginning after December 15, 2017, and early adoption is permitted. The Company adopted ASU 2016-18 on a retrospective basis as of January 1, 2018, which did not have a material impact on its consolidated financial statements.

Summary of the impacts of the adoption of the new accounting standards
The impact of adoption of the new Revenue Recognition standard and the impact of ASU 2017-07 on the previously reported consolidated statement of operations for the years ended December 31, 2017 and 2016 is as follows:

	Year Ended December 31, 2017
	As Previously Reported	Total Impact of New Revenue Recognition Standard	Impact of New Retirement Benefits Accounting	As Recast
	(in millions)
Revenues
Net Sales	$26,168	$(399)	$—	$25,769
Finance and interest income	1,193	739	—	1,932
Total Revenues	$27,361	$340	$—	$27,701
Costs and Expenses
Cost of goods sold	21,621	(40)	(9)	21,572
Selling, general and administrative expenses	2,330	—	(15)	2,315
Research and development expenses	957	—	—	957
Restructuring expenses	93	—	—	93
Interest expense	942	(2)	—	940
Other, net	738	403	24	1,165
Total Costs and Expenses	$26,681	$361	$—	$27,042
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	680	(21)	—	659
Income tax (expense)	(455)	(2)	—	(457)
Equity in income of unconsolidated subsidiaries and affiliates	88	—	—	88
Net Income (loss)	$313	$(23)	$—	$290
Net income (loss) attributable to noncontrolling interests	18	—	—	18
Net income/(loss) attributable to controlling interests	$295	$(23)	$—	$272
Earnings per share attributable to common shareholders
Basic	$0.22	$(0.02)	$—	$0.20
Diluted	$0.22	$(0.02)	$—	$0.20

	Year Ended December 31, 2016
	As Previously Reported	Total Impact of New Revenue Recognition Standard	Impact of New Retirement Benefits Accounting	As Recast
	(in millions)
Revenues
Net Sales	$23,669	$(453)	$—	$23,216
Finance and interest income	1,203	676	—	1,879
Total Revenues	$24,872	$223	$—	$25,095
Costs and Expenses
Cost of goods sold	19,539	(108)	(11)	19,420
Selling, general and administrative expenses	2,262	—	(16)	2,246
Research and development expenses	860	—	—	860
Restructuring expenses	44	—	—	44
Interest expense	1,028	(2)	—	1,026
Other, net	1,148	346	27	1,521
Total Costs and Expenses	$24,881	$236	$—	$25,117
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(9)	(13)	—	(22)
Income tax (expense)	(298)	1	—	(297)
Equity in income of unconsolidated subsidiaries and affiliates	58	—	—	58
Net Income (loss)	$(249)	$(12)	$—	$(261)
Net income (loss) attributable to noncontrolling interests	3	—	—	3
Net income/(loss) attributable to controlling interests	$(252)	$(12)	$—	$(264)
Earnings per share attributable to common shareholders
Basic	$(0.18)	$(0.01)	$—	$(0.19)
Diluted	$(0.18)	$(0.01)	$—	$(0.19)

The impact of adoption of the new Revenue Recognition standard on our previously reported consolidated balance sheet for the year ended December 31, 2017 is as follows:

	December 31, 2017
	As Previously Reported	Adjustment Due to Adoption of ASC 606	As Recast
	(in millions)
ASSETS
Cash and cash equivalents	$5,430	$—	$5,430
Restricted cash	770	—	770
Trade receivables, net	496	—	496
Financing receivables, net	19,842	(47)	19,795
Inventories, net	6,280	172	6,452
Property, plant and equipment, net	7,003	(172)	6,831
Investments in unconsolidated subsidiaries and affiliates	561	—	561
Equipment under operating leases	1,845	—	1,845
Goodwill	2,472	—	2,472
Other intangible assets, net	792	—	792
Deferred tax assets	818	34	852
Derivative assets	77	—	77
Other assets	1,889	36	1,925
Total Assets	$48,275	$23	$48,298
LIABILITIES AND EQUITY
Debt	25,895	—	25,895
Trade payables	6,060	—	6,060
Deferred tax liabilities	97	(3)	94
Pension, postretirement and other postemployment benefits	2,300	—	2,300
Derivative liabilities	98	—	98
Other liabilities	9,400	194	9,594
Total Liabilities	$43,850	$191	$44,041
Redeemable noncontrolling interest	25	—	25
Total Equity	$4,400	$(168)	$4,232
Total Liabilities and Equity	$48,275	$23	$48,298
The impact of adoption of the new Revenue Recognition standard and the impact of ASU 2016-18 on our previously reported consolidated statement of cash flows for the years ended December 31, 2017 and 2016 is as follows:

	Year Ended December 31, 2017
	As Previously Reported	Adjustment Due to Adoption of ASC 606	Adjustment Due to ASU 2016-18	As Recast
	(in millions)
Operating activities:
Net income	$313	$(23)	$—	$290
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	725	—	—	725
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	625	—	—	625
Loss from disposal of assets	27	(27)	—	—
Loss on repurchase/early redemption of notes	64	—	—	64
Undistributed income of unconsolidated subsidiaries	(39)	—	—	(39)
Other non-cash items	295	(20)	—	275
Changes in operating assets and liabilities:
Provisions	233	(15)	—	218
Deferred income taxes	122	2	—	124
Trade and financing receivables related to sales, net	(657)	(2)	—	(659)
Inventories, net	(213)	895	—	682
Trade payables	344	—	—	344
Other assets and liabilities	176	40	—	216
Net cash provided by operating activities	$2,015	$850	$—	$2,865
Investing activities:
Additions to retail receivables	(4,078)	—	—	(4,078)
Collections of retail receivables	4,384	—	—	4,384
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	17	—	—	17
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	850	(850)	—	—
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(492)	—	—	(492)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(1,743)	—	—	(1,743)
Other	130	—	(87)	43
Net cash used in investing activities	$(932)	$(850)	$(87)	$(1,869)
Financing activities:
Proceeds from long-term debt	15,896	—	—	15,896
Payments of long-term debt	(16,802)	—	—	(16,802)
Net increase in other financial liabilities	54	—	—	54
Dividends paid	(168)	—	—	(168)
Other	(25)	—	—	(25)
Net cash used in financing activities	$(1,045)	$—	$—	$(1,045)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	375	—	20	395
Decrease in cash and cash equivalents and restricted cash	413	—	(67)	346
Cash and cash equivalents and restricted cash, beginning of year	5,017	—	837	5,854
Cash and cash equivalents and restricted cash, end of period	$5,430	$—	$770	$6,200

	Year Ended December 31, 2016
	As Previously Reported	Adjustment Due to Adoption of ASC 606	Adjustment Due to ASU 2016-18	As Recast
	(in millions)
Operating activities:
Net income	$(249)	$(12)	$—	$(261)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	716	—	—	716
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	545	—	—	545
Loss from disposal of assets	4	(1)	—	3
Loss on repurchase/early redemption of notes	60	—	—	60
Undistributed income of unconsolidated subsidiaries	5	—	—	5
Other non-cash items	195	—	—	195
Changes in operating assets and liabilities:
Provisions	46	(40)	—	6
Deferred income taxes	65	(1)	—	64
Trade and financing receivables related to sales, net	(97)	5	—	(92)
Inventories, net	106	663	—	769
Trade payables	96	—	—	96
Other assets and liabilities	616	46	—	662
Net cash provided by operating activities	$2,108	$660	$—	$2,768
Investing activities:
Additions to retail receivables	(3,951)	—	—	(3,951)
Collections of retail receivables	4,569	—	—	4,569
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	12	—	—	12
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	660	(660)	—	—
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(503)	—	—	(503)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(1,631)	—	—	(1,631)
Other	(77)	—	(75)	(152)
Net cash used in investing activities	$(921)	$(660)	$(75)	$(1,656)
Financing activities:
Proceeds from long-term debt	12,629	—	—	12,629
Payments of long-term debt	(13,770)	—	—	(13,770)
Net increase in other financial liabilities	(132)	—	—	(132)
Dividends paid	(207)	—	—	(207)
Other	(58)	—	—	(58)
Net cash used in financing activities	$(1,538)	$—	$—	$(1,538)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(16)	—	(15)	(31)
Decrease in cash and cash equivalents and restricted cash	(367)	—	(90)	(457)
Cash and cash equivalents and restricted cash, beginning of year	5,384	—	927	6,311
Cash and cash equivalents and restricted cash, end of period	$5,017	$—	$837	$5,854

The impact of adoption of the new Revenue Recognition standard and the impact of ASU 2017-07 on our previously reported segment reporting for the years ended December 31, 2017 and 2016 is as follows:

	Year Ended December 31, 2017
	As Previously Reported	Total impact of New Revenue Recognition Standard	As Recast
	(in millions)
Revenues:
Agricultural Equipment	$11,130	$(447)	$10,683
Construction Equipment	2,626	(96)	2,530
Commercial Vehicles	10,415	147	10,562
Powertrain	4,372	(3)	4,369
Eliminations and Other	(2,375)	—	(2,375)
Net Sales of Industrial Activities	26,168	(399)	25,769
Financial Services	1,625	403	2,028
Eliminations and Other	(432)	336	(96)
Total Revenues	$27,361	$340	$27,701

	Year Ended December 31, 2017
	As Previously Reported	Total impact of New Revenue Recognition Standard	Impact of New Retirement Benefits Accounting	As Recast
	(in millions)
Operating Profit:
Agricultural Equipment	$949	$(237)	$16	$728
Construction Equipment	21	(42)	5	(16)
Commercial Vehicles	272	(78)	3	197
Powertrain	362	(2)	—	360
Eliminations and Other	(85)	—	—	(85)
Total Operating Profit of Industrial Activities	$1,519	$(359)	$24	$1,184
Financial Services	479	—	—	479
Eliminations and Other	(336)	336	—	—
Total Operating Profit	$1,662	$(23)	$24	$1,663

	Year Ended December 31, 2016
	As Previously Reported	Total impact of New Revenue Recognition Standard	As Recast
	(in millions)
Revenues:
Agricultural Equipment	$10,120	$(430)	$9,690
Construction Equipment	2,304	(98)	2,206
Commercial Vehicles	9,553	75	9,628
Powertrain	3,707	—	3,707
Eliminations and Other	(2,015)	—	(2,015)
Net Sales of Industrial Activities	$23,669	$(453)	$23,216
Financial Services	1,570	346	1,916
Eliminations and Other	(367)	330	(37)
Total Revenues	$24,872	$223	$25,095

	Year Ended December 31, 2016
	As Previously Reported	Total impact of New Revenue Recognition Standard	Impact of New Retirement Benefits Accounting	As Recast
	(in millions)
Operating Profit:
Agricultural Equipment	$818	$(235)	$12	$595
Construction Equipment	2	(50)	4	(44)
Commercial Vehicles	333	(60)	10	283
Powertrain	232	—	1	233
Eliminations and Other	(94)	—	—	(94)
Total Operating Profit of Industrial Activities	$1,291	$(345)	$27	$973
Financial Services	478	—	—	478
Eliminations and Other	(330)	330	—	—
Total Operating Profit	$1,439	$(15)	$27	$1,451

The impact on Industrial Activities of adoption of the new Revenue Recognition standard, the impact of ASU 2017-07 and ASU 2016-18 on our previously reported supplemental statements of operations and supplemental statements of cash flows for the years ended December 31, 2017 and 2016 and our supplemental balance sheet as of December 31, 2017 is as follows:

	Statement of Operations
	Industrial Activities
	Year Ended December 31, 2017
	As Previously Reported	Adjustment Due to Adoption of New Accounting Pronouncements	As Recast
	(in millions)
Revenues
Net sales	$26,168	$(399)	$25,769
Finance and interest income	122	—	122
Total Revenues	$26,290	$(399)	$25,891
Costs and Expenses
Cost of goods sold	$21,621	$(49)	$21,572
Selling, general and administrative expenses	2,071	(15)	2,056
Research and development expenses	957	—	957
Restructuring expenses	90	—	90
Interest expense	604	—	604
Interest compensation to Financial Services	338	(338)	—
Other, net	396	24	420
Total Costs and Expenses	$26,077	$(378)	$25,699
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	213	(21)	192
Income tax (expense) benefit	(413)	(2)	(415)
Equity in income of unconsolidated subsidiaries and affiliates	61	—	61
Results from intersegment investments	452	—	452
Net income	$313	$(23)	$290

	Statement of Operations
	Industrial Activities
	Year Ended December 31, 2016
	As Previously Reported	Adjustment Due to Adoption of New Accounting Pronouncements	As Recast
	(in millions)
Revenues
Net sales	$23,669	$(453)	$23,216
Finance, interest and other income	153	—	153
Total Revenues	$23,822	$(453)	$23,369
Costs and Expenses
Cost of goods sold	$19,539	$(119)	$19,420
Selling, general and administrative expenses	1,979	(16)	1,963
Research and development expenses	860	—	860
Restructuring expenses	43	—	43
Interest expense	694	—	694
Interest compensation to Financial Services	332	(332)	—
Other, net	855	27	882
Total Costs and Expenses	$24,302	$(440)	$23,862
Loss before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(480)	(13)	(493)
Income tax (expense) benefit	(137)	1	(136)
Equity in income of unconsolidated subsidiaries and affiliates	34	—	34
Results from intersegment investments	334	—	334
Net loss	$(249)	$(12)	$(261)

	Balance Sheet
	Industrial Activities
	December 31, 2017
	As Previously Reported	Adjustment Due to Adoption of New Accounting Pronouncements	As Recast
	(in millions)
ASSETS
Cash and cash equivalents	$4,901	$—	$4,901
Restricted cash	—	—	—
Trade receivables	490	—	490
Financing receivables	1,718	—	1,718
Inventories, net	6,064	172	6,236
Property, plant and equipment, net	7,001	(172)	6,829
Investments in unconsolidated subsidiaries and affiliates	3,173	—	3,173
Equipment under operating leases	35	—	35
Goodwill	2,316	—	2,316
Other intangible assets, net	779	—	779
Deferred tax assets	835	34	869
Derivative assets	73	—	73
Other assets	1,706	36	1,742
Total Assets	$29,091	$70	$29,161
LIABILITIES AND EQUITY
Debt	$7,396	$47	$7,443
Trade payables	5,936	—	5,936
Deferred tax liabilities	97	(3)	94
Pension, postretirement and other postemployment benefits	2,280	—	2,280
Derivative liabilities	88	—	88
Other liabilities	8,869	194	9,063
Total Liabilities	$24,666	$238	$24,904
Equity	4,400	(168)	4,232
Redeemable noncontrolling interest	25	—	25
Total Liabilities and Equity	$29,091	$70	$29,161

	Statements of Cash Flows
	Industrial Activities
	Year Ended December 31, 2017
	As Previously Reported	Adjustment Due to Adoption of New Accounting Pronouncements	As Recast
	(in millions)
Net cash provided by operating activities	$2,416	$375	$2,791
Net cash used in investing activities	$(1,450)	$(375)	$(1,825)
Net cash used in financing activities	$(1,075)	$—	$(1,075)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	361	—	361
Decrease in cash and cash equivalents and restricted cash	252	—	252
Cash and cash equivalents and restricted cash, beginning of year	4,649	—	4,649
Cash and cash equivalents and restricted cash, end of period	$4,901	$—	$4,901

	Statements of Cash Flows
	Industrial Activities
	Year Ended December 31, 2016
	As Previously Reported	Adjustment Due to Adoption of New Accounting Pronouncements	As Recast
	(in millions)
Net cash provided by operating activities	$1,719	$229	$1,948
Net cash used in investing activities	$(759)	$(229)	$(988)
Net cash used in financing activities	$(815)	$—	$(815)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(47)	(15)	(62)
Decrease in cash and cash equivalents and restricted cash	98	(15)	83
Cash and cash equivalents and restricted cash, beginning of year	4,551	15	4,566
Cash and cash equivalents and restricted cash, end of period	$4,649	$—	$4,649

The impact on Financial Services of adoption of the new Revenue Recognition standard, the impact of ASU 2017-07 and ASU 2016-18 on our previously reported supplemental statements of operations and supplemental statements of cash flows for the years ended December 31, 2017 and 2016 and our supplemental balance sheet as of December 31, 2017 is as follows:
The impact of the new standards to Financial Services statement of operations was to increase Finance, interest and other income by $403 million and $346 million with a corresponding increase to Other, net for the years ended December 31, 2017 and 2016, respectively.
There was no impact to the Financial Services balance sheet for the new standards and the impact to the statement of cash flows is as follows:

	Statements of Cash Flows
	Financial Activities
	Year Ended December 31, 2017
	As Previously Reported	Adjustment Due to Adoption of New Accounting Pronouncements	As Recast
	(in millions)
Net cash provided by operating activities	$(44)	$475	$431
Net cash used in investing activities	$472	$(562)	$(90)
Net cash used in financing activities	$(281)	$—	$(281)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	14	20	34
Decrease in cash and cash equivalents and restricted cash	161	(67)	94
Cash and cash equivalents and restricted cash, beginning of year	368	837	1,205
Cash and cash equivalents and restricted cash, end of period	$529	$770	$1,299

	Statements of Cash Flows
	Financial Activities
	Year Ended December 31, 2016
	As Previously Reported	Adjustment Due to Adoption of New Accounting Pronouncements	As Recast
	(in millions)
Net cash provided by operating activities	$730	$431	$1,161
Net cash used in investing activities	$(267)	$(506)	$(773)
Net cash used in financing activities	$(959)	$—	$(959)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	31	—	31
Decrease in cash and cash equivalents and restricted cash	(465)	(75)	(540)
Cash and cash equivalents and restricted cash, beginning of year	833	912	1,745
Cash and cash equivalents and restricted cash, end of period	$368	$837	$1,205
Impact of the adoption of the new Revenue Recognition standard and of ASU 2017-07 on 2017 amounts included in the following Notes
2016 and 2017 figures included in the following Notes have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (ASC 606) and for retirement benefit accounting (ASU 2017-07).
Financial Instruments
In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which amends ASC 825-10, Financial Instruments - Overall. This ASU changes the treatment for available-for-sale equity investments by recognizing unrealized fair value changes directly in net income, and no longer in other comprehensive income. ASU 2016-01 is effective January 1, 2018, with the cumulative-effect adjustment from initially applying the new standard recognized in the consolidated statement of financial position as of January 1, 2018. The Company adopted this standard on January 1, 2018, which did not have a material impact on its consolidated financial statements.
Not Yet Adopted
Derivatives and Hedging
In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities (“ASU 2017-12”) and in October 2018, the FASB issued ASU 2018-16, Inclusion of the Secured Overnight Financial Rate (SOFR) Overnight Index Swap Rate (OIS) as a Benchmark Interest Rate for Hedge Accounting Purposes ("ASU 2018-16"), which together amend ASC 815, Derivatives and Hedging. The purpose of this ASU is to better align a company’s risk management activities and financial reporting for hedging relationships, simplify the hedge accounting requirements and improve the disclosures of hedging arrangements. ASU 2017-12 is effective for fiscal years beginning after December 15, 2018, including interim periods within these years. Early adoption is permitted in any interim period or fiscal year before the effective date. The adoption of this standard is not expected to have a material impact on the consolidated financial statements.
Financial Instruments
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which establishes ASC 326, Financial Instruments - Credit Losses. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses ("ASU 2018-19"), which amended ASC 326. The ASU introduced a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. Additional disclosures about significant estimates and credit quality are also required. ASU 2016-13 is effective for annual period beginning after December 15, 2019, with early adoption permitted for annual periods beginning after December 15, 2018. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.
Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which supersedes ASC 840, Leases. Subsequently, the FASB has issued additional ASUs which further clarify this guidance. The ASU's most prominent change is the requirement for lessees to recognize leased assets and liabilities classified as operating leases under the previous standard. The ASU does not significantly change the lessee’s recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. ASU 2016-02 also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. It is effective for annual reporting periods beginning after December 15, 2018 including interim periods within those fiscal years, and early adoption is permitted. We will adopt the new guidance effective January 1, 2019.
The original transition guidance in ASU 2016-02 required a modified retrospective approach. In July 2018, the FASB issued ASU 2018-11 (an amendment to ASU 2016-02) which provides entities with an additional transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. If the transition option in ASU 2018-11 is elected, reporting for the comparative periods presented in the financial statements in which the Company adopts the new leases standard will continue to be in accordance with Topic 840, Leases.
CNH Industrial will adopt the new standard effective January 1, 2019, using the modified retrospective approach which requires the Company to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, without recasting prior periods. CNH Industrial will elect certain practical expedients upon transition, including: not to reassess under the new guidance its prior conclusions about lease identification, lease classification and initial direct costs; and, those provided for short-term leases. The Company anticipates adoption of the standard will add approximately $0.5 billion in right-of-use assets and lease liabilities to its consolidated statement of financial position at January 1, 2019, without transition effect to equity. Furthermore, the adoption of the standard will not significantly impact CNH Industrial consolidated income statement and consolidated statement of cash flows.
Comprehensive Income
In February 2018, the FASB issued ASU No. 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“ASU 2018-02”), which amends ASC 220, Income Statement - Reporting Comprehensive Income. In December 2017, the U.S. government enacted new tax legislation (“U.S. Tax Act”). Included in the provisions of the U.S. Tax Act is a reduction of the corporate income tax rate from 35 percent to 21 percent. U.S. GAAP requires that the remeasurement of deferred taxes to the new corporate tax rate occur in the period in which the legislation is enacted. The deferred tax adjustment is recorded in the provision for income taxes, including items for which the tax effects were originally recorded in Other Comprehensive Income (“OCI”). This treatment results in the items in OCI reflecting a disproportionate tax rate, a result often referred to as stranded tax effects. This ASU allows a reclassification from accumulated OCI to retained earnings for stranded tax effects resulting from the U.S. Tax Act. ASU 2018-92 is effective for annual reporting periods beginning after December 15, 2018 including interim periods within those fiscal years, and early adoption is permitted. The ASU can be adopted at the beginning of an interim or annual period or retrospectively to each period affected by the U.S. Tax Act. The Company anticipates adoption of the ASU will result in an immaterial balance sheet re-classification between Retained earnings and

Accumulated other comprehensive loss, both of which are reported in the equity section of the Company’s Consolidated Balance Sheet. Adopting the ASU will have no impact on the Company’s Consolidated Statement of Operations or its Consolidated Statement of Cash Flows.
Fair Value Measurement
In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820, Fair Value Measurement. This ASU modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The effective date is the first quarter of fiscal year 2021, with early adoption permitted for the removed disclosures and delayed adoption until fiscal year 2021 permitted for the new disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.
Compensation - Retirement Benefits
In August 2018, the FASB issued ASU No. 2018-14, Disclosure Framework - Changes to the Disclosure Requirements for Defined Benefit Plans ("ASU 2018-14"), which amends ASC 715-20, Compensation - Retirement Benefits - Defined Benefit Plans - General. This ASU modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans by removing and adding certain disclosures for these plans. The eliminated disclosures include (a) the amounts in accumulated OCI expected to be recognized in net periodic benefit costs over the next fiscal year and (b) the effects of a one-percentage-point change in assumed health care cost trend rates on the net periodic benefit costs and the benefit obligation for postretirement health care benefits. The new disclosures include the interest crediting rates for cash balance plans, and an explanation of significant gains and losses related to changes in benefit obligations. ASU 2018-14 is effective for annual reporting periods beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.
Intangibles - Cloud Computing Arrangements
In August 2018, the FASB issued ASU No. 2018-15, Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement ("ASU 2018-15"), which expands upon the guidance set forth in ASU 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. ASU 2018-15 aligns the requirements for capitalization of implementation costs in a cloud computing service contract with those requirements for capitalization of implementation costs incurred for an internal-use software license. ASU 2018-15 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years, and early adoption is permitted in any interim period for which financial statements have not been issued. ASU 2018-15 may be applied prospectively from the date the guidance is first applied or retrospectively. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.
Changes in Stockholders' Equity and Noncontrolling Interests
In August 2018, the SEC adopted a final rule that amends certain disclosure requirements that have become duplicative, overlapping, or outdated in light of other SEC disclosure requirements, U.S. GAAP, or changes in the information environment. However, the guidance also added requirements for registrants to include in their interim financial statements a reconciliation of changes in stockholders’ equity for each period for which an income statement is required (both year-to-date and quarterly periods). The final rule is effective for all filings made on or after November 5, 2018. However, the SEC staff said it would not object to a registrant waiting to comply with the new interim disclosure requirement until the filing for the quarter that begins after the effective date. As a result, the Company plans to adopt the new interim disclosure requirement in its U.S. GAAP quarterly report for the three months ended March 31, 2019. The Company is currently evaluating the impact compliance with this rule will have on its consolidated financial statements.

Note 3: Revenue
The following tables summarize previously reported revenues for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
	2018	2017	2016
	(in millions)
Agricultural Equipment	$11,682	$10,683	$9,690
Construction Equipment	3,021	2,530	2,206
Commercial Vehicles	10,939	10,562	9,628
Powertrain	4,565	4,369	3,707
Eliminations and Other	(2,376)	(2,375)	(2,015)
Total Industrial Activities	$27,831	$25,769	$23,216
Financial Services	1,989	2,028	1,916
Eliminations and Other	(114)	(96)	(37)
Total Revenues	$29,706	$27,701	$25,095
The following table disaggregates previously reported revenues by major source for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
	2018	2017	2016
	(in millions)

Revenues from:
Sales of goods	$26,838	$24,987	$22,426
Rendering of services	527	438	451
Rents on assets sold with a buy-back commitment	466	344	339
Revenues from sales of goods and services	$27,831	$25,769	$23,216
Finance and interest income	1,115	1,185	1,190
Rents and other income on operating lease	760	747	689
Finance, interest and other income	$1,875	$1,932	$1,879
Total Revenues	$29,706	$27,701	$25,095
Contract liabilities recorded in Other liabilities were $1,368 million, $1,498 million and $1,216 million at December 31, 2018, 2017 and 2016, respectively. Contract liabilities primarily relate to extended warranties/maintenance and repair contracts, and transactions for the sale of vehicles with a buy-back commitment. During the year ended December 31, 2018, 2017 and 2016, revenues included $544 million, $496 million and $428 million, respectively, relating to contract liabilities outstanding at the beginning of each period.
As of December 31, 2018, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $2.2 billion. CNH Industrial expects to recognize revenue on approximately 40% and 84% of the remaining performance obligations over the next 12 and 36 months, respectively, with the remaining recognized thereafter.
Note 4: Receivables
Trade Receivables, net
As of December 31, 2018 and 2017, the Company had trade receivables of $399 million and $496 million, respectively. Trade receivables are shown net of allowances for doubtful accounts of $82 million and $109 million at December 31, 2018 and 2017 respectively. Trade accounts have significant concentrations of credit risk in the Agricultural Equipment, Construction Equipment and Commercial Vehicles segments. There is not a disproportionate concentration of credit risk in any geographic area.
The Industrial Activities businesses sell a significant portion of their trade receivables to Financial Services and provide compensation to Financial Services at approximate market interest rates.

Financing Receivables, net
A summary of financing receivables included in the consolidated balance sheets as of December 31, 2018 and 2017 is as follows:

	2018	2017
	(in millions)
Retail	$9,350	$9,725
Wholesale	9,749	10,001
Other	68	69
Total	$19,167	$19,795
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
Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest free” period, Financial Services is compensated by Industrial Activities for the difference between market interest rates and the amount paid by the dealer. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until CNH Industrial receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. Interest rates are set based on market factors and based on Euribor or the equivalent financial market rate (e.g. FHBR, Finance House Base Rate for UK). CNH Industrial evaluates and assesses dealers on an ongoing basis as to their credit worthiness. CNH Industrial may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in 2018, 2017 or 2016 relating to the termination of dealer contracts.
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
Contractual maturities of financing receivables as of December 31, 2018 are as follows:

Amount
(in millions)
2019	$12,809
2020	2,363
2021	1,691
2022	1,227
2023	859
2024 and thereafter	218
Total	$19,167
It has been the Company’s experience that substantial portions of retail receivables are repaid before their contractual maturity dates. As a result, the above table should not be regarded as a forecast of future cash collections.
Past due balances of financing receivables still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts greater than 30 days or more past the contractual payment due date. Non-performing financing receivables represent loans for which the Company has ceased accruing finance income. These receivables are generally 120 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

The aging of financing receivables as of December 31, 2018 and 2017 is as follows (in millions):

	2018
	31-60 Days Past Due	61-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail

North America	$21	$5	$—	$26	$6,285	$6,311	$12	$6,323
EMEA	1	—	10	11	164	175	40	215
LATAM	11	9	7	27	1,885	1,912	83	1,995
APAC	2	1	—	3	814	817	—	817
Total Retail	$35	$15	$17	$67	$9,148	$9,215	$135	$9,350
Wholesale
North America	$—	$—	$—	$—	$3,613	$3,613	$18	$3,631
EMEA	20	9	—	29	4,727	4,756	—	4,756
LATAM	—	—	—	—	656	656	—	656
APAC	7	3	$—	10	696	706	—	706
Total Wholesale	$27	$12	$—	$39	$9,692	$9,731	$18	$9,749

	2017
	31-60 Days Past Due	61-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail

North America	$26	$9	$—	$35	$6,671	$6,706	$25	$6,731
EMEA	3	4	4	11	261	272	—	272
LATAM	8	—	—	8	1,851	1,859	40	1,899
APAC	—	—	—	—	823	823	—	823
Total Retail	$37	$13	$4	$54	$9,606	$9,660	$65	$9,725
Wholesale
North America	$—	$—	$—	$—	$3,651	$3,651	$41	$3,692
EMEA	23	12	4	39	5,061	5,100	9	5,109
LATAM	—	—	—	—	613	613	—	613
APAC	4	—	—	4	583	587	—	587
Total Wholesale	$27	$12	$4	$43	$9,908	$9,951	$50	$10,001

Allowance for credit losses activity for the three years ended December 31, 2018, 2017 and 2016 is as follows (in millions):

	December 31, 2018
	Retail	Wholesale
Opening balance	$383	$200
Provision	53	(5)
Charge-offs, net of recoveries	(85)	(15)
Foreign currency translation and other	(25)	(16)
Ending balance	326	164
Ending balance: Individually evaluated for impairment	204	135
Ending balance: Collectively evaluated for impairment	122	29
Receivables:
Ending balance	9,350	9,749
Ending balance: Individually evaluated for impairment	359	314
Ending balance: Collectively evaluated for impairment	$8,991	$9,435

	December 31, 2017
	Retail	Wholesale
Opening balance	$374	$200
Provision	72	11
Charge-offs, net of recoveries	(103)	(15)
Foreign currency translation and other	40	4
Ending balance	383	200
Ending balance: Individually evaluated for impairment	212	164
Ending balance: Collectively evaluated for impairment	171	36
Receivables:
Ending balance	9,725	10,001
Ending balance: Individually evaluated for impairment	347	540
Ending balance: Collectively evaluated for impairment	$9,378	$9,461

	December 31, 2016
	Retail	Wholesale
Opening balance	$394	$158
Provision	52	60
Charge-offs, net of recoveries	(82)	(14)
Foreign currency translation and other	10	(4)
Ending balance	374	200
Ending balance: Individually evaluated for impairment	179	149
Ending balance: Collectively evaluated for impairment	195	51
Receivables:
Ending balance	9,949	8,535
Ending balance: Individually evaluated for impairment	317	491
Ending balance: Collectively evaluated for impairment	$9,632	$8,044
Financing receivables are considered impaired when it is probable the Company will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, have provided bankruptcy notification, or require significant collection efforts. Impaired receivables are generally classified as non-performing.

	2018				2017
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment
	(in millions)
With an allowance recorded
Retail
North America	$31	$30	$16	$33	$39	$37	$18	$41
EMEA	$234	$234	$167	$249	$260	$260	$170	$277
LATAM	$91	$91	$20	$88	$45	$45	$22	$32
APAC	$3	$3	$1	$4	$3	$3	$2	$2
Wholesale
North America	$25	$23	$5	$27	$44	$44	$3	$49
EMEA	$256	$256	$107	$260	$457	$457	$134	$443
LATAM	$23	$14	$16	$26	$30	$17	$21	$28
APAC	$10	$10	$7	$9	$9	$9	$6	$4
Total
Retail	$359	$358	$204	$374	$347	$345	$212	$352
Wholesale	$314	$303	$135	$322	$540	$527	$164	$524
Troubled Debt Restructurings
A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when the lender grants a concession it would not otherwise consider to a borrower that is experiencing financial difficulties. As a collateral based lender, CNH Industrial typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.
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
Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations based on a credit review, the TDR classification is not removed from the receivable.
As of December 31, 2018, the Company had 254 retail and finance lease contracts classified as TDRs in North America where a court has determined the concession. The pre-modification value of these contracts was $8 million and the post-modification value was $7 million. Additionally, the Company had 371 accounts with a balance of $17 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As of December 31, 2017, the Company had 272 retail and finance lease contracts classified as TDRs in North America where a court has determined the concession. The pre-modification value of these contracts was $9 million and the post-modification value was $8 million. Additionally, the Company had 423 accounts with a balance of $24 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As the outcome of the bankruptcy cases is determined by the court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous 12 months ended December 31, 2018 and 2017.
As of December 31, 2018 and 2017, CNH Industrial's wholesale TDRs were immaterial.
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
At December 31, 2018 and 2017, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	2018	2017
Retail note and finance lease receivables	$6,371	$6,833
Wholesale receivables	7,052	7,189
Total	$13,423	$14,022

Note 5: Inventories
Inventories (stated at the lower of cost or market, cost being determined on a FIFO basis) as of December 31, 2018 and 2017 consist of the following:

	2018	2017
	(in millions)
Raw materials	$1,293	$1,278
Work-in-process	576	601
Finished goods	4,857	4,573
Total Inventories	$6,726	$6,452
Note 6: Property, Plant and Equipment
A summary of property, plant and equipment as of December 31, 2018 and 2017 is as follows:

	2018	2017
	(in millions)
Land and industrial buildings	$3,332	$3,472
Plant, machinery and equipment	8,417	8,659
Assets sold with buy-back commitment	3,100	3,607
Construction in progress	162	101
Other	815	834
Gross property, plant and equipment	15,826	16,673
Accumulated depreciation	(9,925)	(9,842)
Net property, plant and equipment	$5,901	$6,831
A summary of property, plant and equipment recorded under capital leases¹ as of December 31, 2018, and 2017 is as follows:

	2018	2017
	(in millions)
Gross capital leases (²)	$4	$100
Accumulated depreciation	—	(36)
Net capital leases	$4	$64
(1) Included in property, plant and equipment table above
(2) Consists of industrial buildings, plant, machinery and equipment
Depreciation expense on the above property, plant and equipment totaled $965 million, $929 million, and $884 million for the years ended December 31, 2018, 2017, and 2016, respectively. Excluding depreciation for assets sold with buy-back commitments, depreciation expenses totaled $587 million, $610 million, and $605 million for the years ended December 31, 2018, 2017, and 2016, respectively.
Commercial Vehicles recognized an impairment loss on new and used vehicles of $76 million, $86 million and $56 million on assets sold with a buy-back commitment for the years ended December 31, 2018, 2017, and 2016, respectively. The losses are recognized in “Cost of goods sold.”
The Company had contractual commitments of $123 million and $101 million for the acquisition of property, plant and equipment at December 31, 2018 and 2017, respectively.

Note 7: Investments in Unconsolidated Subsidiaries and Affiliates
A summary of investments in unconsolidated subsidiaries and affiliates as of December 31, 2018 and 2017 is as follows:

	2018	2017
	(in millions)
Equity method	$523	$555
Cost method	3	6
Total	$526	$561
A summary of the combined results of operations and financial position as reported by the investees that CNH Industrial accounts for using the equity method is as follows:

	For The Years Ended December 31,
	2018	2017	2016
	(in millions)
Net revenue	$2,875	$3,273	$3,670
Income before taxes	$150	$265	$99
Net income	$109	$198	$48

	As of December 31,
	2018	2017
	(in millions)
Total Assets	$7,789	$7,441
Total Liabilities	$6,662	$6,216
Total Equity	$1,127	$1,225
The investees included in these tables primarily consists of Al Ghazi Tractors Ltd. (43.2% ownership), Turk Traktor re Ziraat Makineteri A.S. (37.5% ownership), New Holland HFT Japan Inc. (50.0% ownership), CNH de Mexico S.A. de C.V. (50.0% ownership), CNH Industrial Capital Europe S.A.S. (49.9% ownership), Naveco (Nanjing Iveco Motor Co.) Ltd (50.0% ownership), SAIC Iveco Commercial Vehicle Investment Company Limited (50.0% ownership) and Transolver Finance Establecimiento Financiero de Credito S.A. (49.0% ownership).
Note 8: Equipment on Operating Leases
Equipment on operating leases primarily include products leased to customers by Agricultural Equipment, Construction Equipment and Commercial Vehicles. A summary of equipment on operating leases as of December 31, 2018 and 2017 is as follows:

	2018	2017
	(in millions)
Equipment on operating leases	$2,139	$2,240
Accumulated depreciation	(365)	(395)
Net equipment on operating leases	$1,774	$1,845
Depreciation expense on equipment on operating leases is recorded in “Other, net” and amounted to $256 million, $305 million and $267 million for the years ended December 31, 2018, 2017, and 2016, respectively.

Lease payments owed to CNH Industrial for equipment under non-cancelable operating leases as of December 31, 2018, are as follows:

Amount
(in millions)
2019	$194
2020	145
2021	81
2022	30
2023	10
Beyond 5 years	3
Total	$463
Note 9: Goodwill and Other Intangibles
Changes in the carrying amount of goodwill, for the years ended December 31, 2018 and 2017 are as follows:

	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at January 1, 2017	$1,648	$588	$55	$5	$153	$2,449
Impact of foreign exchange	6	5	9	—	3	23
Balance at December 31, 2017	$1,654	$593	$64	$5	$156	$2,472
Impact of foreign exchange and other	(8)	(6)	(2)	—	(3)	(19)
Balance at December 31, 2018	$1,646	$587	$62	$5	$153	$2,453
Goodwill and other indefinite-lived intangible assets are tested for impairment annually or more frequently if a triggering event occurs. In 2018 and 2017, CNH Industrial performed its annual impairment review as of December 31 and concluded that there were no impairments in either year.
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
The vast majority of goodwill, representing approximately 97% of the total, as of December 31, 2018, related to Agricultural Equipment (67%), Construction Equipment (24%) and Financial Services (6%) and as such, the impairment testing of these reporting units is discussed in detail below.
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
As of December 31, 2018, the estimated fair values of all reporting units with goodwill exceeded the carrying value by more than 30%. Accordingly, management determined that none of the reporting units were at higher risk for impairment at December 31, 2018. The sum of the fair values of CNH Industrial’s reporting units was in excess of CNH Industrial’s market capitalization. CNH Industrial believes that the difference between the fair value and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken into consideration.
As of December 31, 2018, and 2017, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		2018			2017
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in millions)
Other intangible assets subject to amortization:
Dealer networks	15	$320	$207	$113	$328	$199	$129
Patents, concessions and licenses and other	5-25	1,879	1,477	402	1,834	1,444	390
		2,199	1,684	515	2,162	1,643	519
Other intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273
Total Other intangible assets		$2,472	$1,684	$788	$2,435	$1,643	$792

CNH Industrial recorded amortization expense of $116 million, $115 million, and $111 million during 2018, 2017, and 2016, respectively.
Based on the current amount of other intangible assets subject to amortization, the estimated annual amortization expense for each of the succeeding 5 years is expected to be as follows: $103 million in 2019; $77 million in 2020; $67 million in 2021, $57 million in 2022; and $41 million in 2023.
Note 10: Debt
Credit Facilities
Lenders of committed credit facilities have the obligation to make advances up to the facility amount. Lenders of uncommitted facilities have the right to terminate the agreement with prior notice to CNH Industrial. At December 31, 2018, CNH Industrial’s available committed unsecured facilities expiring after twelve months amounted to $3.1 billion ($3.2 billion at December 31, 2017).
In 2016, we signed a renewal of a five-year committed revolving credit facility for €1.75 billion ($2.0 billion at the year-end 2018 exchange rate). The renewal extends the maturity of the previous €1.75 billion committed revolving credit facility from 2019 until 2021. The €1.75 billion facility is guaranteed by the parent company with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.), includes typical provisions for contracts of this type and size, such as: financial covenants (Net debt/EBITDA ratio relating to Industrial Activities), other covenants mainly relating to Industrial Activities including negative pledge, a status (or pari passu) covenant, restrictions on the incurrence of indebtedness by certain subsidiaries, customary events of default (some of which are subject to minimum thresholds and customary mitigants) including cross-default, failure to pay amounts due or to comply with certain provisions under the loan agreement, the occurrence of certain bankruptcy-related events and mandatory prepayment obligations upon a change in control of CNH Industrial or the borrowers. The failure to comply with these provisions, in certain cases if not suitably remedied, can lead to the requirement to make early repayment of the outstanding advances. At December 31, 2018, the Company was in compliance with all covenants in the revolving credit facility.
At December 31, 2018, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $3.9 billion ($3.5 billion at December 31, 2017), of which $3.0 billion at December 31, 2018 ($2.3 billion at December 31, 2017) were utilized.

Debt
A summary of issued bonds outstanding as of December 31, 2018, is as follows:

	Currency	Face value of outstanding bonds (in millions)	Coupon	Maturity	Outstanding amount ($ millions)
Industrial Activities

Euro Medium Term Notes:
CNH Industrial Finance Europe S.A. (1)	EUR	547	2.750%	March 18, 2019	$626
CNH Industrial Finance Europe S.A. (1)	EUR	432	2.875%	September 27, 2021	494
CNH Industrial Finance Europe S.A. (1)	EUR	75	1.625%	March 29, 2022	86
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.375%	May 23, 2022	573
CNH Industrial Finance Europe S.A. (1)	EUR	500	2.875%	May 17, 2023	573
CNH Industrial Finance Europe S.A. (1)	EUR	650	1.750%	September 12, 2025	744
CNH Industrial Finance Europe S.A. (1)	EUR	100	3.500%	November 12, 2025	114
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.875%	January 19, 2026	573
CNH Industrial Finance Europe S.A. (1)	EUR	50	3.875%	April 21, 2028	57
Other Bonds:
CNH Industrial N.V. (2)	USD	600	4.500%	August 15, 2023	600
CNH Industrial N.V. (2)	USD	500	3.850%	November 15, 2027	500
Hedging effects, bond premium/discount, and unamortized issuance costs					(52)
Total Industrial Activities					$4,888
Financial Services
CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	$500
CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600
CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital LLC	USD	500	4.375%	April 5, 2022	500
CNH Industrial Capital LLC	USD	500	4.200%	January 15, 2024	500
Hedging effects, bond premium/discount, and unamortized issuance costs					(10)
Total Financial Services					$2,990
(1) Bond listed on the Irish Stock Exchange
(2) Bond listed on the New York Stock Exchange
A summary of total debt as of December 31, 2018 and 2017, is as follows:

	2018			2017
	Industrial Activities	Financial Services	Total	Industrial Activities	Financial Services	Total
	(in millions)

Total Bonds	$4,888	$2,990	$7,878	$5,810	$3,075	$8,885
Asset-backed debt	—	11,268	11,268	3	12,025	12,028
Other debt	323	4,976	5,299	648	4,334	4,982
Intersegment debt	1,136	1,202	—	982	1,641	—
Total Debt	$6,347	$20,436	$24,445	$7,443	$21,075	$25,895
The weighted-average interest rate on consolidated debt at December 31, 2018, and 2017 was 3.0% and 3.1%, respectively.
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
In December 2017, CNH Industrial Capital LLC established a new commercial paper program to issue short-term, unsecured, unsubordinated commercial paper notes on a private placement basis. As of December 31, 2018 the aggregate principal amount of the notes outstanding was $388 million.
In August 2018, S&P Global Ratings raised its long-term issuer credit ratings on CNH Industrial N.V. and its subsidiary, CNH Industrial Capital LLC, to 'BBB' from 'BBB-'. The outlook is stable. Additionally, S&P Global Ratings raised the issue-level ratings on CNH Industrial N.V. and its industrial subsidiaries' debt, as well as the issue-level ratings on CNH Industrial Capital LLC's senior unsecured debt, to 'BBB' from 'BBB-'.
In August 2018, CNH Industrial Capital LLC refinanced an April 2018 maturity by issuing $500 million of notes at an annual fixed rate of 4.200% due in January 2024 with an issue price of 99.701 percent of their principal.
In September 2018 CNH Industrial Finance Europe S.A. issued €500 million of notes at an annual fixed rate of 1.875% due in 2026 (the “1.875% CIFE Notes”) at an issue price of 98.944 percent of their principal amount. The 1.875% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.
In December 2018, Moody's Investors Service ("Moody's") upgraded the senior unsecured ratings of CNH Industrial N.V. and its subsidiaries CNH Industrial Capital LLC and CNH Industrial Finance Europe S.A from Ba1 to Baa3. The outlook is stable.
In December 2018, in order to manage its liabilities, CNH Industrial Finance Europe S.A repurchased, through a public tender, an aggregate nominal amount of €268 million of the outstanding €700 million 2.875% Notes due September 27, 2021 issued under the EMTN.
In 2017, with the purpose of further diversifying Financial Services' funding structure, a commercial paper program was established in the U.S. by CNH Industrial Capital LLC. This program had an outstanding amount of $388 million at December 31, 2018. Since 2015, CNH Industrial Financial Services S.A. in Europe has issued commercial paper under a program which had an outstanding amount of $101 million at December 31, 2018.
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
Other debt consists primarily of borrowings from banks which are at various terms and rates. Included in Other debt of Financial Services is approximately $1.5 billion and $1.6 billion at December 31, 2018 and 2017, respectively, of funding provided by the Brazilian development agency, Banco Nacional de Desenvolvimento Econômico e Social (BNDES). The program provides subsidized funding to financial institutions to be loaned to customers to support the purchase of agricultural or construction machinery or commercial vehicles in accordance with the program.
A summary of the minimum annual repayments of debt as of December 31, 2018, for 2019 and thereafter is as follows:

	Industrial Activities	Financial Services	Consolidated
	(in millions)
2019	$786	$9,661	$10,447
2020	38	4,454	4,492
2021	515	2,595	3,110
2022	678	1,478	2,156
2023	1,184	327	1,511
2024 and thereafter	2,010	719	2,729
Intersegment	1,136	1,202	—
Total	$6,347	$20,436	$24,445
Please refer to “Note 15: Financial Instruments” for fair value information on debt.
Note 11: Income Taxes
CNH Industrial N.V. and its subsidiaries have substantial worldwide operations. CNH Industrial N.V.’s subsidiaries incur tax obligations in the jurisdictions in which they operate. The Company’s provision for income taxes as reported in its consolidated statements of operations for the year ended December 31, 2018 of $417 million consists almost entirely of the income taxes owed by the subsidiaries of CNH Industrial N.V.
The sources of income before taxes and equity in income of unconsolidated subsidiaries and affiliates for the years ended December 31, 2018, 2017, and 2016 are as follows:

	2018	2017	2016
	(in millions)
Parent country source	$(6)	$(211)	$(70)
Foreign sources	1,472	870	48
Income (loss) before taxes and equity in income of unconsolidated subsidiaries and affiliates	$1,466	$659	$(22)

The provision for income taxes for the years ended December 31, 2018, 2017 and 2016 consisted of the following:

	2018	2017	2016
	(in millions)

Current income taxes	$353	$354	$229
Deferred income taxes	64	103	68
Total income tax provision	$417	$457	$297

CNH Industrial N.V. is incorporated in the Netherlands, but is a tax resident of the United Kingdom ("U.K."). The reconciliation of the differences between the provision for income taxes and the statutory rate is presented on the basis of the weighted average of the U.K. statutory main corporation tax rates in force over each of the Company’s calendar year reporting periods of 20% in 2016, 19.25% in 2017 and 19% in 2018. A reconciliation of CNH Industrial’s income tax expense for the years ended December 31, 2018, 2017 and 2016 is as follows:

	2018	2017	2016
	(in millions)
Tax provision at the parent statutory rate	$278	$127	$(4)
Foreign income taxed at different rates	102	94	(12)
Change in valuation allowance	31	166	135
Italian IRAP taxes	21	17	22
Tax contingencies	29	18	(2)
Tax credits and incentives	(66)	(48)	(88)
Venezuela remeasurement, and impairment and deconsolidation charges	—	18	16
Non-deductible EC Settlement	—	—	160
Change in tax rate or law	(8)	46	14
Withholding taxes	7	6	11
Other	23	13	45
Total income tax provision	$417	$457	$297

The effective tax rate reduction in 2018 was primarily caused by the difference in tax accruals attributable to the U.S. Tax Act and other tax law changes, a reduced negative impact of recording valuation allowances against certain of our deferred tax assets, a more favorable geographic mix of pre-tax earnings, and a reduced U.S. tax rate pursuant to the U.S. Tax Act. As described further below, during 2017 the Company reported provisional tax impacts associated with the U.S. Tax Act, which was enacted in December 2017. In 2018 and in accordance with Staff Accounting Bulletin No. 118, the Company finalized its accounting for the impacts of the U.S. Tax Act, which resulted in an $8 million tax benefit being reported during the current year. In addition, amongst other items, the U.S. Tax Act enacted a tax upon global intangible low tax income, a so-called GILTI tax. The Company has made a policy election to account for the GILTI tax as a current period cost, rather than under the deferred tax method.
During the last quarter of 2017, new tax legislation was enacted in several jurisdictions, primarily including the U.S. and the U.K. In connection with these legislative changes, the Company reported a $46 million tax expense related to the U.S. mandatory deemed repatriation tax and the write-down of deferred tax assets in the relevant jurisdictions. In addition, also in the last quarter of 2017, the Company established an $84 million valuation allowance against deferred tax assets in its U.K. operations as a result of new tax legislation in the U.K.
The 2016 tax expense was impacted by the non-tax deductible charge of $551 million incurred in the first half of 2016 for the European Commission settlement. For more information on the European Commission Settlement, see “Note 14: Commitments and contingencies”.
During December 2016, the Company completed a corporate reorganization of its Latin American operations, resulting in a $59 million charge to tax expense, comprised of $58 million related to changes in valuation allowances booked against deferred tax assets in Brazil and Argentina and $1 million related to certain other basis adjustments.
At December 31, 2018, undistributed earnings in certain subsidiaries outside the U.K. totaled approximately $4 billion for which no deferred tax liability has been recorded because the remittance of earnings from certain jurisdictions would incur no tax or such earnings are indefinitely reinvested. The Company has determined the amount of unrecognized deferred tax liability relating to the $4 billion undistributed earnings was approximately $58 million and attributable to foreign withholding taxes in certain jurisdictions. Further, the Company evaluated the undistributed earnings from its joint ventures in which it owned 50% or less, and recorded $8 million of deferred tax liabilities as of December 31, 2018. The repatriation of undistributed earnings to the U.K. is generally exempt from U.K. income taxes under a full participation exemption.

Deferred Income Tax Assets and Liabilities
The components of net deferred tax assets as of December 31, 2018 and 2017 are as follows:

	2018	2017
	(in millions)
Deferred tax assets:
Inventories	$104	$108
Warranty and campaigns	192	202
Allowance for credit losses	163	184
Marketing and sales incentive programs	268	259
Other risk and future charges reserve	273	312
Pension, postretirement and postemployment benefits	237	408
Measurement of derivative financial instruments	16	1
Research and development costs	420	458
Other reserves	377	394
Tax credits and loss carry forwards	616	684
Less: Valuation allowances	(1,626)	(1,762)
Total deferred tax assets	$1,040	$1,248
Deferred tax liabilities:
Property, plant and equipment	$357	$295
Other	206	195
Total deferred tax liabilities	563	490
Net deferred tax assets	$477	$758

Net deferred tax assets are reflected in the accompanying consolidated balance sheets as of December 31, 2018 and 2017 as follows:

	2018	2017
	(in millions)
Deferred tax assets	$591	$852
Deferred tax liabilities	(114)	(94)
Net deferred tax assets	$477	$758

Valuation Allowances
As of December 31, 2018, the Company has valuation allowances of $1,626 million against certain deferred tax assets, including tax loss carry forwards, tax credits and other deferred tax assets. These valuation allowances are primarily attributable to operations in Brazil, Germany, Italy and the U.K.
CNH Industrial has gross tax loss carry forwards in several tax jurisdictions. These tax losses expire as follows: $160 million in 2019; $9 million in 2020; $39 million in 2021; $83 million in 2022; $506 million in 2023 and beyond. CNH Industrial also has tax loss carry forwards of approximately $3 billion with indefinite lives. CNH Industrial has tax credit carry forwards. The years in which these tax credits expire are as follows: $1 million in 2020; and $52 million in 2023 and beyond.

Uncertain Tax Positions
The Company files income tax returns in multiple jurisdictions and is subject to examination by taxing authorities throughout the world. The Company has open tax years from 2002 to 2017. Due to the global nature of the Company’s business, transfer pricing disputes may arise and the Company may seek correlative relief through competent authority processes.
A reconciliation of the gross amounts of tax contingencies at the beginning and end of the year is as follows:

	2018	2017
	(in millions)

Balance, beginning of year	$320	$318
Additions based on tax positions related to the current year	22	30
Additions for tax positions of prior years	46	16
Reductions for tax positions of prior years	(60)	(21)
Reductions for tax positions as a result of lapse of statute	(24)	(8)
Settlements	(36)	(15)
Balance, end of year	$268	$320

As of December 31, 2018, there are $170 million of unrecognized tax benefits that if recognized would affect the effective tax rate.
The Company recognizes interest and penalties accrued related to tax contingencies as part of the income tax provision. During the years ended December 31, 2018, 2017 and 2016, the Company recognized expense of approximately $13 million, $(1) million and $7 million for income tax related interest and penalties, respectively. The Company had approximately $21 million, $11 million and $12 million of income tax related interest and penalties accrued at December 31, 2018, 2017 and 2016, respectively.
The Company does not believe, within the next twelve months, the resolution of any outstanding tax examinations will have a material effect on its financial position, results of operations or cash flows.
Note 12: Employee Benefit Plans and Postretirement Benefits
CNH Industrial provides pension, healthcare and insurance plans and other postemployment benefits to their employees and retirees under defined contribution and defined benefit plans.
In the case of defined contribution plans, CNH Industrial makes contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been made, the Company has no further payment obligations. CNH Industrial recognizes the contribution cost when the employees have rendered their service and includes this cost by function in cost of goods sold, SG&A expense, and R&D expense. During the years ended December 31, 2018, 2017, and 2016, CNH Industrial recorded expense of $198 million, $189 million, and $181 million, respectively, for its defined contribution plans.
Defined benefit plans are classified by CNH Industrial on the basis of the type of benefit provided as follows: pension plans, healthcare plans, and other postemployment benefit plans.
Pension Plans
Pension obligations primarily comprise the obligations of the Company’s pension plans in the U.S., the U.K., and Germany.
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

On February 20, 2018, CNH Industrial announced that the United States Supreme Court ruled in its favor in Reese vs. CNH Industrial N.V. and CNH Industrial America LLC. The decision allowed CNH Industrial to terminate or modify various retiree healthcare benefits previously provided to certain UAW Union represented CNH Industrial retirees. On April 16, 2018, CNH Industrial announced its determination to modify the Benefits provided to the applicable retirees (“Benefits Modification”) to make them consistent with the Benefits provided to current eligible CNH Industrial retirees who had been represented by the UAW. The Benefits Modification resulted in a reduction of the plan liability by $527 million. This amount will be amortized from OCI to the income statement over approximately 4.5 years, which represents the average service period to attain eligibility conditions for active participants. For the year ended December 31, 2018, $80 million of amortization was recorded as a pre-tax gain in Other, net.
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
Obligations and Funded Status
The following summarizes data from CNH Industrial’s defined benefit pension, healthcare and other postemployment plans for the years ended December 31, 2018 and 2017:

	Pension		Healthcare (1)		Other (1)
	2018	2017	2018	2017	2018	2017
	(in millions)
Change in benefit obligations:
Beginning benefit obligation	$3,365	$3,188	$1,120	$1,105	$470	$418
Service cost	25	30	6	6	15	15
Interest cost	71	74	24	36	3	3
Plan participants’ contributions	3	3	9	7	—	—
Actuarial loss (gain)	(140)	44	(129)	29	(8)	13
Gross benefits paid	(207)	(179)	(63)	(68)	(37)	(37)
Plan amendments	22	—	(530)	—	—	—
Currency translation adjustments and other	(110)	205	(3)	5	(21)	58
Ending benefit obligation	$3,029	$3,365	$434	$1,120	$422	$470
Change in the fair value of plan assets:
Beginning plan assets	2,517	2,328	184	111	—	—
Actual return on plan assets	(46)	196	(6)	19	—	—
Employer contributions	55	34	—	56	—	—
Plan participants’ contributions	3	3	—	—	—	—
Gross benefits paid	(179)	(150)	(37)	(2)	—	—
Currency translation adjustments and other	(69)	106	—	—	—	—
Ending plan assets	2,281	2,517	141	184	—	—
Funded status:	$(748)	$(848)	$(293)	$(936)	$(422)	$(470)

(1)	The healthcare and other postemployment plans are not required to be prefunded.

The following summarizes data from CNH Industrial’s defined benefit pension plans by significant geographical area for the years ended December 31, 2018 and 2017:

	U.S.		U.K		Germany (1)		Other Countries (1)
	2018	2017	2018	2017	2018	2017	2018	2017
	(in millions)
Change in benefit obligations:
Beginning benefit obligation	$1,173	$1,159	$1,409	$1,315	$453	$419	$330	$295
Service cost	4	7	4	7	4	4	13	12
Interest cost	35	37	29	29	4	4	3	4
Plan participants’ contributions	—	—	—	—	—	—	3	3
Actuarial loss (gain)	(85)	53	(39)	(15)	(4)	(2)	(10)	8
Gross benefits paid	(112)	(83)	(56)	(53)	(28)	(28)	(11)	(15)
Plan amendments	—	—	21	—		—		—
Currency translation adjustments and other	—	—	(78)	126	(20)	56	(13)	23
Ending benefit obligation	$1,015	$1,173	$1,290	$1,409	$409	$453	$315	$330
Change in the fair value of plan assets:
Beginning plan assets	1,207	1,139	1,005	918	5	5	300	266
Actual return on plan assets	(65)	153	14	29	—	—	3	14
Employer contributions	—	—	44	23	—	—	11	11
Plan participants’ contributions	—	—	—	—	—	—	3	3
Gross benefits paid	(112)	(82)	(56)	(53)	—	—	(11)	(15)
Currency translation adjustments and other	—	(3)	(56)	88	—	—	(11)	21
Ending plan assets	$1,030	$1,207	$951	$1,005	$5	$5	$295	$300
Funded status:	$15	$34	$(339)	$(404)	$(404)	$(448)	$(20)	$(30)

(1)	Pension benefits in Germany and some other countries are not required to be prefunded.

Net amounts recognized in the consolidated balance sheets as of December 31, 2018 and 2017 consist of:

	Pension		Healthcare		Other
	2018	2017	2018	2017	2018	2017
	(in millions)
Other assets	$25	$46	$—	$—	$—	$—
Pension, postretirement and other postemployment benefits	(773)	(894)	(293)	(936)	(422)	(470)
Net liability recognized at end of year	$(748)	$(848)	$(293)	$(936)	$(422)	$(470)

Pre-tax amounts recognized in accumulated other comprehensive loss as of December 31, 2018 consist of:

	Pension	Healthcare	Other
	(in millions)

Unrecognized actuarial losses	$856	$31	$82
Unrecognized prior service credit	14	(451)	(5)
Accumulated other comprehensive loss	$870	$(420)	$77

The following table summarizes the aggregate pension accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets:

	Pension
	2018	2017
	(in millions)
Accumulated benefit obligation	$1,753	$1,968
Fair value of plan assets	$991	$1,146

The following table summarizes CNH Industrial’s pension and other postemployment plans with projected benefit obligations in excess of plan assets:

	Pension		Healthcare		Other
	2018	2017	2018	2017	2018	2017
	(in millions)
Projected benefit obligation	$1,951	$2,130	$—	$1,119	$422	$470
Fair value of plan assets	$1,178	$1,236	$—	$184	$—	$—

The total accumulated benefit obligation for pension was $3,011 million and $3,285 million as of December 31, 2018 and 2017, respectively.
Net Periodic Benefit Cost
The following summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit for the years ended December 31, 2018, 2017, and 2016:

	Pension			Healthcare			Other
	2018	2017	2016	2018	2017	2016	2018	2017	2016
	(in millions)
Service cost	$25	$30	$30	$6	$6	$7	$15	$15	$13
Interest cost	71	74	87	24	36	39	3	3	4
Expected return on assets	(112)	(111)	(113)	(7)	(7)	(6)	—	—	—
Amortization of:
Prior service cost (credit)	(1)	(1)	—	(82)	(2)	(4)	1	1	(1)
Actuarial loss (gain)	74	90	76	7	6	15	4	5	8
Settlement loss and other	1	4	—	—	—	—	1	2	1
Net periodic benefit cost	$58	$86	$80	$(52)	$39	$51	$24	$26	$25

Net periodic benefit cost recognized in net income and other changes in plan assets and benefit obligations that are recognized in other comprehensive loss during 2018 consist of:

	Pension	Healthcare	Other
	(millions)
Net periodic benefit cost	$58	$(52)	$24
Benefit adjustments included in other comprehensive (income) loss:
Net actuarial losses (gains)	17	(116)	(9)
Amortization of actuarial losses	(74)	(7)	(4)
Amortization of prior service (cost) credit	1	82	(1)
Currency translation adjustments and other	(9)	(530)	(4)
Total recognized in other comprehensive (income) loss	(65)	(571)	(18)
Total recognized in comprehensive loss	$(7)	$(623)	$6

Pre-tax amounts expected to be amortized in 2019 from accumulated other comprehensive loss consist of:

	Pension	Healthcare	Other
	(in millions)
Actuarial losses	$69	$1	$1
Prior service cost (credit)	2	(122)	1
Total	$71	$(121)	$2

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
Assumptions
The following assumptions were utilized in determining the funded status at December 31, 2018 and 2017, and the net periodic benefit cost of CNH Industrial’s defined benefit plans for the years ended December 31, 2018, 2017, and 2016:

	Pension plans			Healthcare plans			Other
(in %)	2018	2017	2016	2018	2017	2016	2018	2017	2016
Assumptions used to determine funded status at December 31
Weighted-average discount rate	2.91	2.57	2.82	4.12	3.53	3.97	1.62	1.47	1.54
Weighted-average rate of compensation increase	3.00	3.01	2.95	n/a	n/a	n/a	1.41	1.11	1.19
Weighted-average, initial healthcare cost trend rate	n/a	n/a	n/a	6.17	6.46	6.72	n/a	n/a	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	n/a	n/a	5.00	5.00	5.00	n/a	n/a	n/a
Assumptions used to determine expense
Weighted-average discount rates - service cost	1.79	2.15	2.91	3.58	3.96	4.21	1.64	1.67	2.18
Weighted-average discount rates - interest cost	2.20	2.33	2.82	3.19	3.39	3.49	1.34	1.40	1.89
Weighted-average rate of compensation increase	3.01	2.95	2.98	n/a	n/a	n/a	1.11	1.19	1.33
Weighted-average long-term rates of return on plan assets	4.58	4.74	5.00	4.50	6.25	6.25	n/a	n/a	n/a
Weighted-average, initial healthcare cost trend rate	n/a	n/a	n/a	6.46	6.72	6.98	n/a	n/a	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	n/a	n/a	5.00	5.00	5.00	n/a	n/a	n/a

(*)	CNH Industrial expects to achieve the ultimate healthcare cost trend rate in 2024 for U.S. plans. A flat trend rate assumption is utilized for the Canada plans.
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
In October 2014, the Society of Actuaries (“SOA”) in the U.S. issued an updated mortality table (“RP-2014”) and mortality improvement scale (“MP-2014”). Accordingly, CNH Industrial reviewed the historical mortality experience and demographic characteristics of its U.S. pension plan participants and has decided to adopt the variants of Blue Collar tables of RP-2014 as the base mortality tables. Subsequent to the Benefits Modification to the US Healthcare plan on April 16, 2018, the Company decided to change the base mortality table for the US Healthcare plan from the variants of Blue Collar tables of RPH-2014 (with MP-2014 removed) to a no-collar variant which led to an increase of $4.3 million to the Company's benefit obligations at December 31, 2018. The Retirement Plans Experience Committee (“RPEC”) publishes annual updates to the RP-2014 model and corresponding mortality improvement scales. The latest update resulted in the 2018 version of the mortality improvement scale (“MP-2018”). In 2018, CNH Industrial adopted the MP-2018 mortality improvement scale, which better reflects the actual recent experience over the previous mortality improvement scales. Management believes the new mortality assumptions most appropriately represent its plans’ experience and characteristics. The adoption of the new mortality assumptions resulted in a total decrease of $3.6 million to the Company’s benefit obligations at December 31, 2018, of which, $3 million and $0.6 million were related to pension plans and Healthcare plans, respectively.
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
A one percentage point change in the assumed healthcare cost trend rates would have the following effect:

	One Percentage- Point Increase	One Percentage- Point Decrease
	(in millions)

Total increase/(decrease) in service cost and interest cost components of 2018 Healthcare Plan benefit expense	$3	$(3)
Total increase/(decrease) in accumulated Healthcare benefit obligations as of December 31, 2018	$25	$(22)
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

Weighted average target asset allocation for all plans for 2018 are as follows:

All Plans
Asset category:
Equity securities	18%
Debt securities	53%
Cash/Other	29%

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
Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2018:

	Total	Level 1	Level 2	Level 3
	(in millions)
Equity securities:
U.S. equities	$288	$16	$272	$—
Non-U.S. equities	—	—	—	—
Total Equity securities	288	16	272	—
Fixed income securities:
U.S. government bonds	356	349	7	—
U.S. corporate bonds	421	—	421	—
Non-U.S. government bonds	47	9	38	—
Non-U.S. corporate bonds	73	—	73	—
Mortgage backed securities	—	—	—	—
Other fixed income	11	—	11	—
Total Fixed income securities	908	358	550	—
Other types of investments:
Mutual funds (A)	990	—	990	—
Insurance contracts	152	—	—	152
Derivatives—credit contracts	—	—	—	—
Real estate	—	—	—	—
Total Other types of investments	1,142	—	990	152
Cash:	84	46	38	—
Total	$2,422	$420	$1,850	$152

(A) This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.

The following table presents the changes in the Level 3 plan assets for the year ended December 31, 2018:

Insurance Contracts
Balance at December 31, 2017	$149
Actual return on plan assets relating to assets still held at reporting date	3
Purchases	8
Settlements	(4)
Transfers in and/or out of level 3	—
Currency impact	(4)
Balance at December 31, 2018	$152

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2017:

	Total	Level 1	Level 2	Level 3
	(in millions)
Equity securities:
U.S. equities	$362	$19	$343	$—
Non-U.S. equities	—	—	—	—
Total Equity securities	362	19	343	—
Fixed income securities:
U.S. government bonds	365	355	10	—
U.S. corporate bonds	498	—	498	—
Non-U.S. government bonds	55	13	42	—
Non-U.S. corporate bonds	95	—	95	—
Mortgage backed securities	—	—	—	—
Other fixed income	9	—	9	—
Total Fixed income securities	1,022	368	654	—
Other types of investments:
Mutual funds(A)	1,090	—	1,090	—
Insurance contracts	149	—	—	149
Derivatives—credit contracts	—	—	—	—
Real estate	—	—	—	—
Total Other types of investments	1,239	—	1,090	149
Cash:	78	17	61	—
Total	$2,701	$404	$2,148	$149
(A) This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.
The following table presents the changes in the Level 3 plan assets for the year ended December 31, 2017:

Insurance Contracts
Balance at December 31, 2016	$135
Actual return on plan assets relating to assets still held at reporting date	6
Purchases	8
Settlements	(5)
Transfers in and/or out of Level 3	(3)
Currency impact	8
Balance at December 31, 2017	$149

Contributions
CNH Industrial expects to contribute (including through direct benefit payments) approximately $78 million to its pension plans, $14 million to its healthcare plans and $34 million to its other postemployment plans in 2019.
The benefit expected to be paid from the benefit plans which reflect expected future years of service, and the Medicare subsidy expected to be received are as follows:

	Pension Plans	Healthcare	Medicare Part D Reimbursement	Other
	(in millions)
2019	$176	$35	$—	$34
2020	172	34	—	34
2021	173	32	—	31
2022	170	32	—	33
2023	172	32	—	30
2024 - 2028	850	156	(1)	136
Total	$1,713	$321	$(1)	$298
Note 13: Other Liabilities
A summary of “Other liabilities” as of December 31, 2018 and 2017 is as follows:

	2018	2017
	(in millions)
Advances on buy-back agreements	$1,870	$2,176
Warranty and campaign programs	925	932
Marketing and sales incentive programs	1,329	1,335
Tax payables	685	765
Accrued expenses and deferred income	609	610
Accrued employee benefits	680	752
Legal reserves and other provisions	368	384
Contract reserve	262	344
Contract liabilities	1,368	1,498
Restructuring reserve	71	60
Other	791	738
Total	$8,958	$9,594
Warranty and Campaign Program
As described in “Note 2: Summary of Significant Accounting Policies,” CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the basic warranty and campaign program accrual for the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
	(in millions)
Balance, beginning of year	$932	$792
Current year additions	826	782
Claims paid	(724)	(670)
Currency translation adjustment and other	(109)	28
Balance, end of year	$925	$932

Advance on Buy-back Agreements
As described in “Note 2: Summary of Significant Accounting Policies,” the repurchase value of the asset relating to new vehicle sales with a buy-back commitment by Commercial Vehicles is recognized as advances on buy-back agreements.
Restructuring Provision
The Company incurred restructuring costs of $61 million, $93 million and $44 million for the years ended December 31, 2018, 2017, and 2016, respectively. These costs were as follows:

•
In 2018, Commercial Vehicles and Agricultural Equipment recorded $30 million and $26 million respectively, which were primarily attributable to actions as part of the Efficiency Program launched in 2014.

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

The following table sets forth restructuring activity for the years ended December 31, 2018, 2017 and 2016:

	Severance and Other Employee Costs	Facility Related Costs	Other Restructuring	Total
	(in millions)
Balance at January 1, 2016	$30	$5	$16	$51
Restructuring charges	56	(1)	(11)	44
Reserves utilized: cash	(55)	—	(4)	(59)
Reserves utilized: non-cash	—	—	(3)	(3)
Currency translation adjustments	(8)	3	2	(3)
Balance at December 31, 2016	$23	$7	$—	$30
Restructuring charges	76	17	—	93
Reserves utilized: cash	(53)	(1)	—	(54)
Reserves utilized: non-cash	(2)	(13)	—	(15)
Currency translation adjustments	4	2	—	6
Balance at December 31, 2017	$48	$12	$—	$60
Restructuring charges	39	17	5	61
Reserves utilized: cash	(36)	—	(2)	(38)
Reserves utilized: non-cash	(9)	1	—	(8)
Currency translation adjustments	(2)	—	(2)	(4)
Balance at December 31, 2018	$40	$30	$1	$71
Note 14: Commitments and Contingencies
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
The Company is conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or that are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position, or results of operations.
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
Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time that could exceed 30 years for some sites. As of December 31, 2018 and 2017, environmental reserves of approximately $38 million and $35 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.
Other Litigation and Investigation
European Commission settlement
In 2016, Iveco, the Company's wholly owned subsidiary, recorded a non-recurring non-tax deductible charge of €450 million ($502 million) in relation to the investigation by the European Commission (the “Commission”) into certain business practices of all major European truck manufacturers. On July 19, 2016, the Commission announced a settlement with Iveco under which the Commission imposed a fine of €495 million (equivalent to $543 million at payment date). As a result of this settlement, the Company recorded an additional non-tax deductible charge of €45 million ($49 million) in 2016. The fine was paid by the Company on October 20, 2016. Following this settlement, the Company has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants.These claims remain at an early stage. Further, CNH Industrial expects to face further claims, based on the same legal grounds in various other jurisdictions. The extent and outcome of these claims cannot be predicted at this time.

Commitments
CNH Industrial has entered operating lease contracts for the right to use industrial buildings and equipment with an average term of 10-20 years and 3-5 years, respectively. Total future minimum lease payments under non-cancellable lease contracts are as follows:

Amount
(in millions)
2019	$155
2020	110
2021	76
2022	53
2023	41
2024 and beyond	135
Total minimum rental commitments	$570
Total rental expense for all operating leases was $169 million, $78 million, and $67 million for the years ended December 31, 2018, 2017, and 2016, respectively.
At December 31, 2018, Financial Services has various agreements to extend credit for the following financing arrangements:

Facility	Total Credit Limit	Utilized	Not Utilized
	(in millions)
Wholesale and dealer financing	$6,704	$3,899	$2,805

Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees in the interest of non-consolidated affiliates as of December 31, 2018 and 2017 totaling $471 million and $368 million, respectively.
Note 15: Financial Instruments
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
Derivatives
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency fluctuations. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or enter into derivatives or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the consolidated statements of cash flows.
Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the consolidated statements of operations in the line “Other, net” and was not significant for all periods presented. The maturity of these instruments does not exceed 24 months and the after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in net sales and cost of goods sold over the next twelve months assuming foreign exchange rates remain unchanged is approximately $(18) million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.
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
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $7.2 billion and $6.9 billion at December 31, 2018 and 2017, respectively.
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
Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks. Costs relating to the ineffectiveness of such transactions were insignificant in 2018, 2017, and 2016, respectively.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Company being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the years ending December 31, 2018, 2017, and 2016.
All of CNH Industrial’s interest rate derivatives outstanding as of December 31, 2018 and 2017 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $5.4 billion and $3.9 billion at December 31, 2018 and 2017, respectively.
Financial Statement impact of CNH Industrial Derivatives
The fair values of CNH Industrial’s derivatives at December 31, 2018 and 2017 in the consolidated balance sheets are recorded as follows:

	2018	2017
	(in millions)
Derivatives Designated as Hedging Instruments:
Assets:
Foreign exchange contracts:	$52	$53
Interest rate derivatives:	21	7
Cross currency swaps:	—	—
Total Assets	$73	$60
Liabilities
Foreign exchange contracts:	$(41)	$(55)
Interest rate derivatives:	(29)	(16)
Total Liabilities	$(70)	$(71)
Derivatives Not Designated as Hedging Instruments:
Assets:
Foreign exchange contracts:	$24	$13
Interest rate derivatives:	2	4
Total Assets	$26	$17
Liabilities
Foreign exchange contracts:	$(38)	$(22)
Interest rate derivatives:	—	(5)
Total Liabilities	$(38)	$(27)

Pre-tax gains (losses) on the consolidated statements of operations related to CNH Industrial’s derivatives for the year ended December 31, 2018, 2017, and 2016 are recorded in the following accounts:

	2018	2017	2016
	(in millions)
Fair Value Hedges
Interest rate derivatives—Interest expense	$9	$(12)	$(33)
Gains/(losses) on hedged items—Interest expense	$(9)	$12	$33
Cash Flow Hedges
Recognized in accumulated other comprehensive income (effective portion):
Foreign exchange contracts—accumulated other comprehensive income	$2	$48	$(72)
Interest rate derivatives—accumulated other comprehensive income	$1	$5	$13
Reclassified from accumulated other comprehensive income (effective portion):
Foreign exchange contracts—Net sales	$(7)	$6	$55
Foreign exchange contracts—Cost of goods sold	$15	$(47)	$(4)
Foreign exchange contracts—Other, net	$20	$10	$(5)
Interest rate derivatives—Interest expense	$(4)	$—	$(4)
Not Designated as Hedges
Foreign exchange contracts—Other, net	$68	$(3)	$(231)
Items Measured at Fair Value on a Recurring Basis
The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2018 and 2017:

	Level 1		Level 2		Total
	2018	2017	2018	2017	2018	2017
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$76	$66	$76	$66
Interest rate derivatives	—	—	22	11	22	11
Cross currency swaps	—	—	—	—	—	—
Investments	1	1	—	—	1	1
Total Assets	$1	$1	$98	$77	$99	$78
Liabilities
Foreign exchange derivatives	$—	$—	$(79)	$(77)	$(79)	$(77)
Interest rate derivatives	—	—	(29)	(21)	(29)	(21)
Total Liabilities	$—	$—	$(108)	$(98)	$(108)	$(98)

Fair Value of Other Financial Instruments
The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the consolidated balance sheets approximates their fair value.

Financial Instruments Not Carried at Fair Value
The estimated fair market values of financial instruments not carried at fair value in the consolidated balance sheets as of December 31, 2018 and 2017 are as follows:

	2018		2017
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$19,167	$19,017	$19,795	$19,979
Debt	$24,445	$24,481	$25,895	$26,137
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
Note 16: Shareholders’ Equity
The Articles of Association of CNH Industrial N.V. provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares, each with a per share par value of €0.01. As of December 31, 2018, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,353,831,958 common shares outstanding, net of 10,568,238 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting shares (388,725,624 special voting shares outstanding, net of 7,748,652 special voting shares held in treasury by the Company as described in the section below).
Changes in the composition of the share capital of CNH Industrial during 2018, 2017, and 2016 are as follows:

(number of shares)	CNH Industrial N.V. Common Shares	CNH Industrial N.V. Special Voting Shares	Total CNH Industrial N.V. Shares
Total CNH Industrial N.V. shares at December 31, 2015	1,362,048,989	413,249,206	1,775,298,195
Capital increase	1,693,695	—	1,693,695
Common Stock Repurchase	(2,111,781)	—	(2,111,781)
Retirement of special voting shares	—	(981,003)	(981,003)
Total CNH Industrial N.V. shares at December 31, 2016	1,361,630,903	412,268,203	1,773,899,106
Capital increase	5,271,344	—	5,271,344
Common stock repurchases	(3,309,741)	—	(3,309,741)
Retirement of special voting shares	—	(23,361,513)	(23,361,513)
Total CNH Industrial N.V. shares at December 31, 2017	1,363,592,506	388,906,690	1,752,499,196
Capital increase	2,741,322	—	2,741,322
Common stock repurchases	(12,501,870)	—	(12,501,870)
Retirement of special voting shares	—	(181,066)	(181,066)
Total CNH Industrial N.V. shares at December 31, 2018	1,353,831,958	388,725,624	1,742,557,582

During the year ended December 31, 2018 and 2017, 0.2 million and 23 million special voting shares, respectively, were acquired by the Company following the de-registration of the corresponding number of qualifying common shares from the Loyalty Register, net of transfer and allocation of special voting shares in accordance with the Special Voting Shares – Terms and Conditions. On September 15, 2017, the Company canceled 78,000,000 special voting shares held in treasury, consequently, the total amount of issued special voting shares was reduced from 474,474,276 to 396,474,276.

Furthermore, during the years ended December 31, 2018 and 2017, the Company delivered 2.7 million and 5.3 million common shares, respectively, under the Company’s stock compensation plan, primarily due to the vesting or exercise of share-based awards. See “Note 17: Share Based Compensation” for further discussion.
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
Treasury Shares
Consistent with previous AGMs, at the AGM held on April 13, 2018, shareholders renewed the authority granted to the Board of Directors to acquire common shares in the capital of the Company through stock exchange trading or otherwise to a maximum of up to 10% of the issued common shares as of April 13, 2018, for a period of 18 months from the date of the AGM and, therefore, expiring on October 12, 2019, subject to certain maximum and minimum price requirements.
Implementing such resolution on April 27, 2018, the Company announced its new buy-back program to repurchase up to $700 million in common shares.
At the 2019 Annual General Meeting of Shareholders, the Board of Directors intends to recommend to the Company’s shareholders the renewal of the authorization to repurchase up to a maximum of 10% of the Company’s issued common shares.
During the year ended December 31, 2018, the Company repurchased 12.5 million shares of its common stock on the MTA and on multilateral trading facilities ("MTFs") under the buy-back program at an aggregate cost of $156 million. As of December 31, 2018, the Company held 10.6 million common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $130 million. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice. During the year ended December 31, 2018, the Company acquired approximately 0.2 million special voting shares following the de-registration of qualifying common shares from the Loyalty Register, net of the transfer and allocation of special voting shares to those shareholders whose qualifying common shares became eligible to receive special voting shares after the uninterrupted three-year registration period in the Loyalty Register. As of December 31, 2018, the Company held 7.7 million special voting shares in treasury.

Dividend
On March 1, 2019, the Board of Directors of CNH Industrial N.V. recommended and proposed to the Company’s shareholders that the Company declare a dividend of €0.18 per common share, totaling approximately €244 million (equivalent to approximately $277 million, translated at the exchange rate reported by the European Central Bank on February 27, 2019). The proposal is subject to the approval of the Company’s shareholders at the AGM to be held on April 12, 2019.
At the AGM held by CNH Industrial on April 13, 2018, shareholders approved the payment of a dividend of €0.14 per common share. The dividend was paid in May 2018 for a total amount of €190 million ($235 million). The Company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the Company’s equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the Company itself for shares that the Company holds in its own share capital.
Note 17: Share-Based Compensation
For the years ended December 31, 2018 and 2017, CNH Industrial recognized total share-based compensation expense of $35 million and $19 million, respectively. For the year ended December 31, 2016, CNH Industrial recognized total share-based compensation expense of $3 million which included a $37 million reversal of previously recognized expense for performance share units linked to non-market conditions for which the Company does not believe it is probable that the performance conditions will be achieved. For the years ended December 31, 2018, 2017 and 2016, CNH Industrial recognized a total tax benefit relating to share-based compensation expense of $3 million, $1 million and $0 million, respectively. As of December 31, 2018, CNH Industrial had unrecognized share-based compensation expense related to nonvested awards of approximately $44 million based on current assumptions related to achievement of specified performance objectives, when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 1.12 years.
CNH Industrial’s equity awards are governed by several plans: i) CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”); ii) CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”); iii) CNH Global N.V. Directors’ Compensation Plan (“CNH DCP”); and, iv) CNH Global N.V. Equity Incentive Plan (“CNH EIP”).
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

•
The EIP authorized 25 million common shares over a five years period, of which a maximum of 7 million would be authorized for awards to executive directors. These shares may be newly issued shares or treasury shares.

•
The EIP will terminate at, and no more awards will be permitted to be granted thereunder ten years after its adoption by the Board of Directors of CNH Industrial. The termination of the EIP will not affect previously granted awards.

Performance Share Units
In 2014, CNH Industrial issued a one-time grant of Performance Share Units ("PSU’s") to its then Chief Executive Officer and selected key employees, with financial performance goals covering the five-year period from January 1, 2014 to December 31, 2018. This PSU grant totaled approximately 12 million units. Prorated share amounts covering performance through this same period were issued to new employees entering the plan. In 2017, no additional PSU’s were granted. One third of the total grant was expected to vest in February 2017, but such grants did not vest as both the performance and market conditions for the performance period 2014 through 2016 were not met.
In December 2017, CNH Industrial canceled all PSU’s issued in 2014, 2015 and 2016 and issued a grant of PSU's to its then Chief Executive Officer and selected key employees, with financial performance goals covering the three-year period from January 1, 2017 to December 31, 2019. This PSU grant totaled approximately 7 million units. In 2018, prorated share amounts covering performance through this same period were issued to new employees entering the plan. 0.6 million additional PSU's were granted in 2018. The performance goal is a market condition with a payout schedule ranging from 0% to 130%. In addition, there is a performance condition that if not met, reduces the payout by 30%. Accordingly, the total number of shares that will eventually be granted may vary from the original estimate of 7 million shares. The awards cliff vest on February 28, 2020 to the extent that the market condition is met upon completion of the performance period on December 31, 2019.

The fair values of the awards are calculated using the Monte Carlo Simulation model. The weighted average fair value of the awards that were issued in 2018 and 2017 is $8.69 and $9.14 per share, respectively. As a significant majority of the awards (approximately 88% of total awards as of December 31, 2018) were issued on December 22, 2017, the key assumptions utilized to calculate the grant-date fair values for awards issued on this grant date are listed below:

Key Assumptions for awards issued on
December 22, 2017
Expected Volatility	31.1%
Dividend yield	0.87%
Risk-free rate	2.01%

The expected volatility is based on the daily stock price movements experienced by the common shares of CNH Industrial over a three years period ending on the grant date. The expected dividend yield was based on CNH Industrial’s historical dividend payout as management expected the dividend payout for future years to be consistent. The risk-free interest rate was based on the yields of three-year U.S. Treasury bonds.
The following table reflects the activity of performance-based share units under CNH Industrial EIP for the year ended December 31, 2018:

	2018
	Performance Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	6,632,100	$9.14
Granted	617,140	$8.69
Forfeited/Cancelled	(1,940,500)	$6.82
Vested	—	$—
Nonvested at end of year	5,308,740	$7.92
Restricted Share Units
In 2016, 2017 and 2018, CNH Industrial issued to selected employees approximately 2 million, 4 million, and 1 million Restricted Share Units (“RSUs”) with a weighted average fair value of $7.30, $13.23, and $11.63 per share, respectively. These shares will vest in three equal tranches over a three years period. The fair value of the award is measured using the stock price on the grant date adjusted for the present value of future dividends that employees will not receive during the vesting period.
Additionally, CNH Industrial issued 3 million restricted share units to the Chairman of CNH Industrial in June 2014. The weighted average fair value of these shares was $10.41 per share, measured using the stock price on the grant date adjusted for the present value of future dividends that the Chairman would not receive during the vesting period. These shares are service based and vested in five tranches at the end of each year. The first, second, third, fourth tranches of 750 thousand, 750 thousand, 600 thousand, 450 thousand shares vested on December 31, 2014, 2015, 2016, 2017 respectively. The fifth tranche of 450 thousand shares vested on July 25, 2018. The relevant shares were delivered to Mr. Marchionne's estate on February 26, 2019. The first, second, third, and fourth tranches were exercised on February 23, 2015, February 8, 2016, February 8, 2017, and February 20, 2018, respectively.

The following table reflects the activity of restricted share units under CNH Industrial EIP for the year ended December 31, 2018:

	2018
	Restricted Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	6,092,234	$11.38
Granted	632,840	$11.63
Forfeited	(913,290)	$12.46
Vested	(2,447,337)	$10.27
Nonvested at end of year	3,364,447	$11.88
CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”)
On September 9, 2013, the CNH Industrial DCP was approved by the shareholders and adopted by the Board of Directors of CNH Industrial. On April 14, 2017, shareholders approved a proposed amendment to the CNH Industrial DCP pursuant to which non-executive directors would only be paid cash compensation for their service as a director. The CNH Industrial DCP provides for the payment of the following to eligible members of the CNH Industrial Board in the form of cash, provided that such members do not receive salary or other employment compensation from CNH Industrial or FCA, and their subsidiaries and affiliates:

•	$125,000 annual retainer fee for each Non-Executive Director

•	An additional $25,000 for each member of the Audit Committee and $35,000 for the Audit Committee Chairperson.

•	An additional $20,000 for each member of every other Board committee and $25,000 for the committee chairperson. (collectively, the “fees”).
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
There were 0.2 million common shares authorized for issuance under the CNH Industrial DCP. As of December 31, 2018, 0.05 million stock options were issued under the CNH Industrial DCP (prior to the amendment described above) at a weighted average exercise price of $9.42 per share. The weighted average fair value for the stock options that were issued in 2015 was $1.65. No stock options were issued under this plan in 2018 or 2017. During 2018, no restricted share units were issued under the CNH Industrial DCP. The weighted average grant-date fair value of the RSUs that were issued in 2016 and 2017 were $6.78 and $9.28, respectively.
CNH Global Directors’ Compensation Plan (“CNH DCP”)
CNH Global Directors’ Compensation Plan stipulated the right for directors of former CNH Global to be compensated in the form of cash, and/or common shares of CNH Global N.V., and/or options to purchase common shares of CNH Global. On September 29, 2013, CNH Industrial assumed the sponsorship of the CNH DCP in connection with the Merger. Stock options issued under the CNH DCP were converted using the CNH Global exchange ratio of 3.828 CNH Industrial shares for each CNH Global common share and exercisable for common shares of CNH Industrial N.V. upon September 29, 2013. All of the outstanding stock options from the CNH DCP were exercised or forfeited during 2018. The CNH DCP was terminated effective as of the Merger and no new equity awards will be issued under the CNH DCP.

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
No stock options were issued in 2016, 2017 or 2018 under the CNH EIP. There were no outstanding stock options under the CNH EIP at December 31, 2018.
The following table reflects the stock option activity under the CNH EIP for the year ended December 31, 2018:

	2018
	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	214,574	$8.78
Forfeited	—	$—
Expired	(11,545)	$8.78
Exercised	(203,029)	$8.78
Outstanding at end of year	—	$—
Exercisable at end of year	—	$—
Additional Share-Based Compensation Information
The table below provides additional share-based compensation information for the years ended December 31, 2018, 2017, and 2016:

	2018	2017	2016
	(in millions)
Total intrinsic value of options exercised and shares vested	$27	$23	$12
Fair value of shares vested	$26	$17	$14
Cash received from share award exercises	$2	$28	$—
Tax benefit of options exercised and shares vested	$—	$—	$—
Note 18: Earnings per Share
The Company’s basic earnings per share (“EPS”) is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period.
Diluted EPS reflects the potential dilution that could occur if dilutive securities were exercised into common stock. The effect of dilutive securities is calculated using the treasury stock method.

The following table sets forth the computation of basic EPS and diluted EPS for the years ended December 31, 2018, 2017 and 2016.

	2018	2017	2016
	(in millions, except per share data)
Basic:
Net income (loss) attributable to CNH Industrial	$1,068	$272	$(264)
Weighted average common shares outstanding—basic	1,357	1,364	1,362
Basic earnings per share	$0.79	$0.20	$(0.19)
Diluted:
Net income (loss) attributable to CNH Industrial	$1,068	$272	$(264)
Weighted average common shares outstanding—basic	1,357	1,364	1,362
Effect of dilutive securities (when dilutive):
Stock compensation plans	4	3	—
Weighted average common shares outstanding—diluted (A)	1,361	1,367	1,362
Diluted earnings per share	$0.78	$0.20	$(0.19)

(A)
For the twelve months ended December 31, 2018 and 2017, no shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact. For the twelve months ended December 31, 2016, 7.3 million stock options were excluded from the computation of diluted earnings per share due to an anti-dilutive impact. An additional 1.9 million shares of common stock outstanding at December 31, 2016 were excluded from the computation of diluted earnings per share due to the net loss position.

Note 19: Accumulated Other Comprehensive Income (Loss)
The Company’s share of comprehensive income (loss) includes net income plus other comprehensive income, which includes changes in fair value of certain derivatives designated as cash flow hedges, certain changes in pension and other retirement benefit plans, foreign currency translation gains and losses, changes in the fair value of available-for-sale securities, the Company’s share of other comprehensive income of entities accounted for using the equity method, and reclassifications for amounts included in net income less net income and other comprehensive income attributable to the noncontrolling interest. For more information on the Company’s derivative instruments, see “Note 15: Financial Instruments”. For more information on the Company’s pensions and retirement benefit obligations, see “Note 12: Employee Benefit Plans and Postretirement Benefits”. The Company’s other comprehensive income (loss) amounts are aggregated within accumulated other comprehensive income (loss). The tax effect for each component of other comprehensive income (loss) consisted of the following:

Year Ended December 31, 2018	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(21)	$(2)	$(23)
Changes in retirement plans’ funded status	620	(143)	477
Foreign currency translation	(317)	—	(317)
Share of other comprehensive loss of entities using the equity method	(35)	—	(35)
Other comprehensive loss	$247	$(145)	$102

Year Ended December 31, 2017	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$84	$5	$89
Changes in retirement plans’ funded status	116	(30)	86
Foreign currency translation	(414)	—	(414)
Share of other comprehensive loss of entities using the equity method	32	—	32
Other comprehensive income	$(182)	$(25)	$(207)

Year Ended December 31, 2016	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(101)	$10	$(91)
Changes in retirement plans’ funded status	(81)	(8)	(89)
Foreign currency translation	322	—	322
Share of other comprehensive loss of entities using the equity method	(40)	—	(40)
Other comprehensive loss	$100	$2	$102
The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following:

	Unrealized Gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Share of Other Comprehensive Income of Entities Using the Equity Method	Total
Balance, December 31, 2015	$3	$(947)	$(806)	$(113)	$(1,863)
Adoption of ASC 606	—	—	2	—	2
Balance, December 31, 2015, as recast	$3	$(947)	$(804)	$(113)	$(1,861)
Other comprehensive income (loss), before reclassifications	(58)	(172)	319	(40)	49
Amounts reclassified from other comprehensive income	(33)	83	—	—	50
Other comprehensive income (loss)[1]	(91)	(89)	319	(40)	99
Balance, December 31, 2016	$(88)	$(1,036)	$(485)	$(153)	$(1,762)
Other comprehensive income (loss), before reclassifications	56	13	(414)	35	(310)
Amounts reclassified from other comprehensive income (loss)	33	73	—	—	106
Other comprehensive income (loss)[1]	89	86	(414)	35	(204)
Balance, December 31, 2017	$1	$(950)	$(899)	$(118)	$(1,966)
Other comprehensive income (loss), before reclassifications	(1)	473	(317)	(30)	125
Amounts reclassified from other comprehensive income	(22)	4	—	—	(18)
Other comprehensive income (loss)[1]	(23)	477	(317)	(30)	107
Balance, December 31, 2018	$(22)	$(473)	$(1,216)	$(148)	$(1,859)

(1)	Excluded from the table above is other comprehensive (income) loss allocated to noncontrolling interests of $(5), $(3) and $3 for the years ended December 31, 2018, 2017 and 2016, respectively.

Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in December 31, 2018 and 2017 consisted of the following:

	Amount Reclassified from Other Comprehensive Income (Loss)		Consolidated Statement of Operations line
	2018	2017
	(in millions)
Cash flow hedges	$7	$(6)	Net sales
	(15)	47	Cost of goods sold
	(20)	(10)	Other, net
	4	—	Interest expense
	2	2	Income taxes
	$(22)	$33
Change in retirement plans’ funded status:
Amortization of actuarial losses	$85	$101	*
Amortization of prior service cost	(82)	(2)	*
	1	(26)	Income taxes
	$4	$73
Total reclassifications, net of tax	$(18)	$106

(*)	These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 12: Employee Benefit Plans and Postretirement Benefits” for additional information.
Note 20: Segment Reporting
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
Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the CASE Construction and New Holland Construction Equipment brands.
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
Powertrain designs, manufactures and distributes a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation under the FPT Industrial brand.
Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.
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
Historically and through 2017, the CODM assessed the performance of the operating segments on the basis of Operating Profit of Industrial Activities calculated using U.S. GAAP. In addition, for Financial Services, the CODM assessed the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP. Furthermore, the CODM reviewed expenditures for long-lived assets while other operating segment asset information was not readily available.
Concurrently with the change in accounting standards, CNH Industrial reviewed the metrics on which the operating segments will be assessed. Effective January 1, 2018, the CODM began to assess segment performance and make decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA. The Company believes Adjusted EBIT and Adjusted EBITDA more fully reflect segment and consolidated profitability. Adjusted EBIT is defined as net income/(loss) before income taxes, interest expenses of Industrial Activities, net, restructuring charges, the finance and non-service component of pension and other post-employment benefits costs, foreign exchange gains/(losses) and certain non-recurring items. Adjusted EBITDA is defined as Adjusted EBIT plus depreciation and amortization (including on assets under operating leases and assets sold under buy-back commitments). With reference to Financial Services, the CODM continues to assess the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP.
The following table includes the reconciliation of Adjusted EBIT and Adjusted EBITDA, non-GAAP financial measures, to net income, the most comparable U.S. GAAP financial measure, for the years ended December 31, 2018, 2017, and 2016.

	Years Ended December 31,
	2018	2017	2016
	(in millions)
Net income	$1,099	$290	$(261)
Income tax (expense)	417	457	297
Interest expenses of Industrial Activities, net of interest income and eliminations	368	482	541
Foreign exchange (gains) losses, net	171	124	142
Finance and non-service component of Pension and other post-employment benefit costs	(15)	102	107
Restructuring expenses	61	93	44
Venezuelan re-measurement and impairment of assets, and 2017 year-end deconsolidation of Venezuelan operations	—	92	34
Chinese joint venture restructuring	—	—	9
European Commission settlement	—	—	551
Adjusted EBIT	$2,101	$1,640	$1,464
Depreciation and Amortization	703	725	716
Depreciation of assets under operating leases and assets sold with buy-back commitments	634	625	545
Adjusted EBITDA	$3,438	$2,990	$2,725

Segment Information
The following summarizes Adjusted EBIT by reportable segment:

	Years Ended December 31,
	2018	2017	2016
	(in millions)
Agricultural Equipment	$1,036	$791	$642
Construction Equipment	91	(16)	(44)
Commercial Vehicles	299	195	279
Powertrain	406	360	233
Unallocated items, eliminations and other	(247)	(187)	(142)
Total Industrial Activities	$1,585	$1,143	$968
Financial Services	516	497	496
Adjusted EBIT	$2,101	$1,640	$1,464

The following summarizes Adjusted EBITDA by reportable segment:

	Years Ended December 31,
	2018	2017	2016
	(in millions)
Agricultural Equipment	$1,339	$1,106	$951
Construction Equipment	152	49	25
Commercial Vehicles	890	735	771
Powertrain	536	488	357
Unallocated items, eliminations and other	(246)	(187)	(142)
Total Industrial Activities	$2,671	$2,191	$1,962
Financial Services	767	799	763
Adjusted EBITDA	$3,438	$2,990	$2,725

A summary of additional operating segment information as of and for the years ended December 31, 2018, 2017, and 2016 is as follows:

	Years Ended December 31,
	2018	2017	2016
	(in millions)
Revenues:
Agricultural Equipment	$11,682	$10,683	$9,690
Construction Equipment	3,021	2,530	2,206
Commercial Vehicles	10,939	10,562	9,628
Powertrain	4,565	4,369	3,707
Eliminations and other	(2,376)	(2,375)	(2,015)
Net sales of Industrial Activities	27,831	25,769	23,216
Financial Services	1,989	2,028	1,916
Eliminations and other	(114)	(96)	(37)
Total Revenues	$29,706	$27,701	$25,095
Depreciation and Amortization (*):
Agricultural Equipment	301	315	309
Construction Equipment	61	65	69
Commercial Vehicles	206	212	208
Powertrain	130	128	124
Other activities and adjustments	1	—	—
Depreciation and amortization of Industrial Activities	699	720	710
Financial Services	4	5	6
Depreciation and amortization	$703	$725	$716
Expenditures for long-lived assets (*):
Agricultural Equipment	$224	$208	$194
Construction Equipment	40	36	36
Commercial Vehicles	195	152	173
Powertrain	91	90	96
Other activities	—	2	2
Expenditures for long-lived assets of Industrial Activities	550	488	501
Financial Services	8	4	2
Expenditures for long-lived assets	$558	$492	$503

(*)	Excluding assets sold with buy-back commitments and equipment on operating leases

Geographic Information
CNH Industrial has its principal office in London, England, U.K. Revenues earned in the U.K. from external customers were $1,006 million, $864 million, and $826 million for the years ended December 31, 2018, 2017, and 2016, respectively. Revenues earned in the rest of the world from external customers were $28,700 million, $26,837 million, and $24,269 million for the years ended December 31, 2018, 2017, and 2016, respectively. The following highlights revenues earned from external customers in the rest of the world by destination:

	2018	2017	2016
	(in millions)
United States	$5,719	$5,014	$4,946
Italy	3,383	3,021	2,798
France	2,994	2,658	2,633
Brazil	2,093	1,789	1,586
Germany	2,062	1,833	1,650
Canada	1,124	1,182	1,141
Australia	929	1,063	929
Spain	1,084	1,016	924
Argentina	524	984	678
Poland	658	507	442
Other	8,130	7,770	6,542
Total Revenues from external customers in the rest of world	$28,700	$26,837	$24,269
Total long-lived tangible and intangible assets located in the U.K. were $218 million and $288 million at December 31, 2018 and 2017, respectively, and the total of such assets located in the rest of the world totaled $10,699 million and $11,652 million at December 31, 2018 and 2017, respectively. The following highlights long-lived tangible and intangible assets by geographic in the rest of the world:

	At December 31,
	2018	2017
	(in millions)
United States	$5,311	$4,850
Italy	1,531	1,663
France	830	897
Germany	671	809
Spain	626	749
Canada	240	565
Brazil	308	386
China	534	278
Other	648	1,455
Total Long-lived assets in the rest of the world	$10,699	$11,652
In 2018, 2017, and 2016, no single external customer of CNH Industrial accounted for 10 percent or more of consolidated revenues.
Note 21: Related Party Information
CNH Industrial’s related parties are primarily EXOR N.V. and the companies that EXOR N.V. controls or has significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”). As of January 31, 2019, EXOR N.V. held 42.1% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of January 31, 2019. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates over which CNH Industrial has a significant influence or jointly controls.
The Company’s Audit Committee reviews and evaluates all significant related party transactions.

Transactions with EXOR N.V. and its Subsidiaries and Affiliates
EXOR N.V. is an investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the years ended December 31, 2018 and 2017.
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
These transactions with FCA are reflected in the Company’s consolidated financial statements as follows:

	2018	2017	2016
	(in millions)
Net sales	$748	$699	$806
Cost of goods sold	$433	$444	$466
Selling, general and administrative expenses	$151	$155	$148

	12/31/2018	12/31/2017
	(in millions)
Trade receivables	$10	$17
Trade payables	$118	$96
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

	2018	2017	2016
	(in millions)
Net sales	$1,068	$1,028	$782
Cost of goods sold	$522	$446	$392

	12/31/2018	12/31/2017
	(in millions)
Trade receivables	$107	$102
Trade payables	$103	$97
At December 31, 2018 and 2017, CNH Industrial had pledged guarantees on commitments of its joint ventures for an amount of $160 million and $255 million, respectively, mainly related to IVECO—OTO MELARA Società Consortile a responsabilità limitata. At December 31, 2018 CNH Industrial had pledged guarantees and commitments of its associated company for an amount of $261 million related to CNH Industrial Capital Europe S.A.S.

Note 22: Supplemental Information
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

	Statement of Operations
	Industrial Activities			Financial Services
	2018	2017	2016	2018	2017	2016
	(in millions)
Revenues
Net sales	$27,831	$25,769	$23,216	$—	$—	$—
Finance and interest income	100	122	153	1,989	2,028	1,916
Total Revenues	$27,931	$25,891	$23,369	$1,989	$2,028	$1,916
Costs and Expenses
Cost of goods sold	$22,958	$21,572	$19,420	$—	$—	$—
Selling, general & administrative expenses	2,136	2,056	1,963	215	259	283
Research and development expenses	1,061	957	860	—	—	—
Restructuring expenses	61	90	43	—	3	1
Interest expense	468	604	694	558	555	521
Other, net	267	420	882	730	744	640
Total Costs and Expenses	$26,951	$25,699	$23,862	$1,503	$1,561	$1,445
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	980	192	(493)	486	467	471
Income tax (expense)	(286)	(415)	(136)	(131)	(42)	(161)
Equity income of unconsolidated subsidiaries and affiliates	20	61	34	30	27	24
Results from intersegment investments	385	452	334	—	—	—
Net income (loss)	$1,099	$290	$(261)	$385	$452	$334

	Balance Sheets
	Industrial Activities		Financial Services
	2018	2017	2018	2017
	(in millions)
ASSETS
Cash and cash equivalents	$4,553	$4,901	$478	$529
Restricted cash	—	—	772	770
Trade receivables	398	490	34	53
Financing receivables	1,253	1,718	20,252	20,699
Inventories, net	6,510	6,236	216	216
Property, plant and equipment, net	5,899	6,829	2	2
Investments in unconsolidated subsidiaries and affiliates	3,126	3,173	219	205
Equipment under operating leases	34	35	1,740	1,810
Goodwill	2,301	2,316	152	156
Other intangible assets, net	774	779	14	13
Deferred tax assets	635	869	175	198
Derivative assets	81	73	24	14
Other assets	1,707	1,742	323	358
TOTAL ASSETS	$27,271	$29,161	$24,401	$25,023
LIABILITIES AND EQUITY
Debt	6,347	7,443	20,436	21,075
Trade payables	5,771	5,936	173	193
Deferred tax liabilities	83	94	250	215
Pension, postretirement and other postemployment benefits	1,470	2,280	18	20
Derivative liability	89	88	26	20
Other liabilities	8,413	9,063	681	686
TOTAL LIABILITIES	$22,173	$24,904	$21,584	$22,209
Equity	5,068	4,232	2,817	2,814
Redeemable noncontrolling interest	30	25	—	—
TOTAL LIABILITIES AND EQUITY	$27,271	$29,161	$24,401	$25,023

	Cash Flow Statements
	Industrial Activities			Financial Services
	2018	2017	2016	2018	2017	2016
	(in millions)
Operating activities:
Net income (loss)	$1,099	$290	$(261)	$385	$452	$334
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	699	720	710	4	5	6
Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	387	328	284	247	297	261
(Gain) loss from disposal of assets	2	—	3	—	—	—
Loss on repurchase of Notes	22	56	60	—	8	—
Undistributed income (loss) of unconsolidated subsidiaries	(93)	(107)	37	(31)	(27)	(25)
Other non-cash items	111	188	73	47	87	122
Changes in operating assets and liabilities:
Provisions	(54)	224	2	6	(6)	4
Deferred income taxes	10	219	42	38	(95)	22
Trade and financing receivables related to sales, net	35	147	(7)	(207)	(823)	(90)
Inventories, net	(396)	207	378	508	475	391
Trade payables	280	359	121	(8)	8	(19)
Other assets and liabilities	(319)	160	506	46	50	155
Net cash provided by operating activities	1,783	2,791	1,948	1,035	431	1,161
Investing activities:
Additions to retail receivables	—	—	—	(4,269)	(4,078)	(3,951)
Collections of retail receivables	—	—	—	4,016	4,384	4,569
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	7	17	12	—	—	—
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and sold under buy-back commitments	(550)	(488)	(501)	(8)	(4)	(2)
Expenditures for assets under operating lease and assets sold under buy-back commitments	(625)	(1,079)	(884)	(719)	(664)	(747)
Other	720	(275)	385	(532)	272	(642)
Net cash provided (used) by investing activities	(448)	(1,825)	(988)	(1,512)	(90)	(773)
Financing activities:
Proceeds from long-term debt	629	2,006	1,754	15,582	13,890	10,875
Payments of long-term debt	(1,684)	(2,580)	(2,085)	(15,237)	(14,222)	(11,685)
Net increase (decrease) in other financial liabilities	27	(308)	(219)	359	362	87
Dividends paid	(243)	(168)	(207)	(264)	(357)	(341)
Other	(156)	(25)	(58)	40	46	105
Net cash provided (used) by financing activities	(1,427)	(1,075)	(815)	480	(281)	(959)
Effect of foreign exchange rate changes on cash and cash equivalents	(256)	361	(62)	(52)	34	31
Increase (decrease) in cash and cash equivalents	(348)	252	83	(49)	94	(540)
Cash and cash equivalents, beginning of year	4,901	4,649	4,566	1,299	1,205	1,745
Cash and cash equivalents, end of year	$4,553	$4,901	$4,649	$1,250	$1,299	$1,205

Note 23: Subsequent Event

On January 14, 2019, CNH Industrial announced its new organizational structure to accelerate global growth and profitability, focusing on its five global operating segments (Agriculture, Commercial & Specialty Vehicles, Construction, Powertrain, and Financial Services) supported by Global Functions addressing key synergy and development areas. On the same date, changes to the Global Executive Committee (formerly named Group Executive Council, “GEC”) were announced.

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

2.1
Indenture, dated as of August 18, 2016, by and between CNH Industrial N.V., as issuer, and U.S. Bank National Association, as trustee, relating to the CNH Industrial N.V. debt securities. (Previously filed as Exhibit 4.1 to the report on Form 6-K of the registrant (File No. 001-36085) and incorporated herein by reference).

2.2
Officers’ Certificate, dated as of August 18, 2016 (including Form of 4.50% Note due 2023 included therein). (Previously filed as Exhibit 4.2 to Form 6‑K of the registrant on August 18, 2016 (File No. 001-36085) and incorporated herein by reference).

2.3
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

7.1	Statement regarding computation of ratio of earnings to fixed charges.
8.1	List of subsidiaries of the registrant.
12.1	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.0	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
15.0	Consent of Ernst & Young LLP.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CLA	XBRL Taxonomy Extension Calculation Linkbase Document
101DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

CNH INDUSTRIAL N.V. (Registrant)
/s/ MASSIMILIANO CHIARA
Massimiliano Chiara
Chief Financial Officer
Dated: March 1, 2019

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.