Form 20-F
period 2019-12-31
CNH Industrial N.V.
filed 2020-03-03
CIK 1567094

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________
FORM 20-F
____________________________________
☐REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR
☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
FAX: +1 630-887-2344
Email: michael.going@cnhind.com
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol (s)	Name of Each Exchange on which Registered
Common Shares, par value €0.01	CNHI	New York Stock Exchange
4.50% Notes due 2023	CNHI23	New York Stock Exchange
3.850% Notes due 2027	CNHI27	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
_______________________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,350,132,117 common shares, par value €0.01 per share, and 387,951,116 loyalty program special voting shares, par value €0.01 per share.
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
2017 figures included in the following sections have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (ASC 606), retirement benefit accounting (ASU 2017-07) and statement of cash flows - restricted cash (ASU 2016-18).
Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:

•	North America (formerly NAFTA): United States, Canada and Mexico;

•	Europe: member countries of the European Union, European Free Trade Association, Ukraine and Balkans, formerly included in EMEA;

•	South America (formerly LATAM): Central and South America, and the Caribbean Islands; and

•
Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), formerly included in APAC, and African continent and Middle East, formerly included in EMEA.

Certain industry and market share information in this Annual Report has been presented on a worldwide basis which includes all countries. In this Annual Report, management estimates of market share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of World markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers in North America, the Committee for European Construction Equipment in Europe, the Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”) in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by independent service bureaus. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles, regions are defined as: Europe (the 27 countries where our Commercial Vehicles business competes, excluding United Kingdom and Ireland, for market share and total industry volume (“TIV”) reporting purposes), South America (Brazil, Argentina and Venezuela) and Rest of World (Russia, Turkey, South East Asia, Australia and New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

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
The following table contains our selected historical financial data as of and for each of the five years ended December 31, 2019, 2018, 2017, 2016 and 2015.

	For the Years Ended December 31,
	2019	2018	2017	2016	2015
	(in millions, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Net sales	$26,149	$27,831	$25,769	$23,216	$24,677
Finance, interest and other income	1,930	1,875	1,932	1,879	1,235
Total Revenues	28,079	29,706	27,701	25,095	25,912
Net (loss) income	$1,454	$1,099	$290	$(261)	$248
Net (loss) income attributable to CNH Industrial N.V.	$1,422	$1,068	$272	$(264)	$253
Earnings per share attributable to CNH Industrial N.V.:
Basic earnings per common share	$1.05	$0.79	$0.20	$(0.19)	$0.19
Diluted earnings per common share	$1.05	$0.78	$0.20	$(0.19)	$0.19
Cash dividends declared per common share(1)	$0.203	$0.173	$0.118	$0.148	$0.214

	As of December 31,
	2019	2018	2017	2016	2015
	(in millions)
Consolidated Balance Sheet Data:
Total Assets	$47,352	$46,100	$48,298	$45,555	$46,677
Share capital	$25	$25	$25	$25	$25
Common shares outstanding(2)	1,350	1,354	1,364	1,362	1,362
Equity	$6,121	$5,068	$4,232	$4,320	$4,843

(1)
On March 3, 2020, the Board of Directors recommended to the Company’s shareholders a dividend of €0.18 per common share, totaling approximately €243 million (equivalent to approximately $267 million, translated at the exchange rate reported by the European Central Bank on February 28, 2020). The recommended dividend is subject to the approval of the Company’s shareholders at the Annual General Meeting of shareholders to be held on April 16, 2020. For 2019, CNH Industrial declared and paid a dividend of €0.18 per common share. For 2018, CNH Industrial declared and paid a dividend of €0.14 per common share. For 2017, CNH Industrial declared and paid a dividend of €0.11 per common share. For 2016, CNH Industrial declared and paid a dividend of €0.13 per common share. For 2015, CNH Industrial declared and paid a dividend of €0.20. The cash dividends for 2019, 2018, 2017, 2016, and 2015 were paid on May 2, 2019, May 2, 2018, May 2, 2017, May 3, 2016, and April 29, 2015, respectively, and shareholders who held common shares on the record date traded on the NYSE received the dividend in U.S. dollars at the USD/EUR exchange rate reported by the European Central Bank on April 17, 2019 ($0.2034), April 19, 2018 ($0.1722) April 20, 2017 ($0.1182), April 21, 2016 ($0.1476), and April 16, 2015 ($0.2142), respectively.

(2)	Excludes loyalty program special voting shares at December 31, 2019, 2018, 2017, 2016, and 2015 of 388 million, 389 million, 389 million, 412 million and 413 million, respectively.

B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
The following risks should be considered in conjunction with “Item 5. Operating and Financial Review and Prospects” beginning on page 30, the other risks described in the Safe Harbor Statement beginning on page 61 and notes to the consolidated financial statements beginning on page F-10. These risks may affect our operating results and, individually or in the aggregate, could cause our actual results to differ materially from past and projected future results. Some of these risks and uncertainties could affect particular lines of business, while others could affect all of our businesses. Although risks are discussed separately, many are interrelated. The following discussion of risks may contain forward-looking statements that are intended to be covered by the Safe Harbor Statement beginning on page 61. Except as may be required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. It is impossible to predict or identify all risk factors and, consequently, you should not consider the following factors to be a complete discussion of risks and uncertainties that may affect us. We invite you to consult any further related disclosures we make from time to time in materials filed with or furnished to the United States Securities and Exchange Commission (“SEC”).
Risks Related to Our Business, Strategy and Operations
Global economic conditions impact our businesses.   Our results of operations and financial position are and will continue to be influenced by macroeconomic factors – including changes in gross domestic product, the level of consumer and business confidence, changes in interest rates, the availability of credit, inflation and deflation, energy prices, and the cost of commodities or other raw materials – which exist in the countries and regions in which we operate. Such macroeconomic factors vary from time to time and their effect on our results of operations and financial position cannot be specifically and singularly assessed and/or isolated.
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

•
disruption in the supply of raw materials and components (e.g. as a consequence of epidemics and pandemics), including rare materials (the latter might be more easily the target of sudden increases due to a variety of factors, including speculative measures or unforeseen political changes);

•
changes in governmental debt relief and subsidy program policies in certain significant markets such as Argentina and Brazil, including the Brazilian government discontinuing programs subsidizing interest rates on equipment loans;

•
withdrawal from or changes to trade agreements or trade terms, negotiation of new trade agreements and the imposition of new (and retaliatory) tariffs on certain countries or covering certain products or raw materials, including developments in U.S.-China trade relations; and

•	war, civil unrest and terrorism.
In recent years, terrorist attacks have occurred around the world, leading to personal safety anxieties and political instability in many countries and, ultimately, an impact on consumers’ confidence. More recently, growing populist political movements in several major developed countries, changes in or uncertainty surrounding global trade policies and other unanticipated changes to the previous geopolitical order may have negative effects on the global economy. The recent outbreak of Coronavirus, a virus causing potentially deadly respiratory tract infections originating in China, may negatively affect economic conditions regionally as well as globally, disrupt supply chains and otherwise impact operations. Governments in affected countries are imposing travel bans, quarantines and other emergency public safety measures. Those measures, though temporary in nature, may continue and increase depending on developments in the virus’ outbreak. The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our end markets and our operations; however, the effect on our results may be material and adverse.
There can be no guarantee that we will be able to quickly and completely adapt our business model to changes that could result from the foregoing, and any such changes may have an adverse effect on our business, results of operations and financial condition.
Reduced demand for equipment would reduce our sales and profitability.   The agricultural equipment market is influenced by factors such as:

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

In addition, droughts and other unfavorable climatic conditions, especially during the spring, a particularly important period for generating sales orders, could have a negative impact on decisions to buy agricultural equipment and, consequently, on our revenues.
The construction equipment market is influenced by factors such as:

•	public infrastructure spending; and

•	new residential and non-residential construction; and

•	capital spending in oil and gas and, to a lesser extent, in mining.
The commercial vehicles market is influenced by factors such as:

•	changes in global market conditions, including interest rates;

•	changes in business investment, including timing of fleet renewals; and

•	public infrastructure spending.
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
We depend on suppliers for raw materials, parts and components.   We rely upon many suppliers for raw materials, parts and components that we require to manufacture our products. We cannot guarantee that we will be able to maintain access to raw materials, parts and components, and in some cases, this access may be affected by factors outside of our control and the control of our suppliers. Certain components and parts used in our products are available from a single supplier and cannot be quickly sourced from other suppliers. Increasing demand for certain products has resulted in challenges in obtaining parts and components due to supplier constraints. Supply chain disruptions, including those due to supplier financial distress, capacity constraints, labor shortages, business continuity, delivery or disruptions due to weather-related, natural disaster, pandemics or other unforeseen events, could negatively impact our business, results of operations and financial condition. Supply chain disruptions, including those due to supplier financial distress, capacity constraints, labor shortages, business continuity, delivery or disruptions due to weather-related, natural disaster, epidemics and pandemics (like the recent Coronavirus outbreak) or other unforeseen events, could negatively impact our business, results of operations and financial condition
We use a variety of raw materials in our businesses, including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium. The availability and price of these raw materials fluctuate, particularly during times of economic volatility or regulatory instability or in response to changes in tariffs, and while we seek to manage this exposure, we may not be successful in mitigating these risks. Further, increases in the prices for raw materials can significantly increase our costs of production, which could have a material adverse effect on our business, results of operations and financial condition, particularly if we are unable to offset the increased costs through an increase in product pricing.
Competitive activity, or failure by us to respond to actions by our competitors, could adversely affect our results of operations.   We operate in highly competitive global and regional markets. Depending on the particular country and product, we compete with other international, regional and local manufacturers and distributors of agricultural and construction equipment, commercial vehicles, and powertrains. Certain of our global competitors have substantial resources and may be able to provide products and services at little or no profit or even at a loss to compete with certain of our product offerings. We compete primarily on the basis of product performance, innovation, quality, distribution, customer service, and price. Aggressive pricing or other strategies pursued by competitors, unanticipated product or manufacturing delays, quality issues, or our failure to price our products competitively could adversely affect our business, results of operations and financial position. Additionally, there has been a trend toward consolidation in the truck and construction equipment industries that has resulted in larger and potentially stronger competitors in those industries. The markets in which we compete are highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, customer service and financial services offered. Competition, particularly on pricing, has increased significantly in the markets in which we compete in recent years. Should we be unable to adapt effectively to market conditions, this could have an adverse effect on our business, results of operations and financial condition.
Costs of ongoing compliance with, or failure to comply with, increasingly stringent environmental, health and safety laws could have an adverse effect on our results of operations.   We are subject to comprehensive and constantly evolving laws, regulations and policies in numerous jurisdictions around the world. We expect the extent of legal requirements affecting our businesses and our costs of compliance to continue to increase in the future. Such laws govern, among other things, products – with requirements on emissions of polluting gases and particulate matter, increased fuel efficiency and safety becoming increasingly strict – and industrial plants – with requirements for reduced air emissions, treatment of waste and water, and prohibitions on soil contamination also becoming increasingly strict. To comply with such laws, we make significant investments in research and development and capital expenditures and expect to continue to incur substantial costs in the future. Failure to comply with such laws could limit or prohibit our ability to sell our products in a particular jurisdiction, expose us to penalties or clean-up costs, civil or criminal liability and sanctions on certain of our activities, as well as damage to property or natural resources. Liabilities, sanctions, damages and remediation efforts related to any non-compliance with such laws, including those that may be adopted or imposed in the future, could negatively impact our ability to conduct our operations and our results of operations and financial condition. In addition, there can be no assurance that we will not be adversely affected by costs, liabilities or claims with respect to any subsequently acquired operations.
Further, environmental, health and safety regulations change from time to time, as may related interpretations and other guidance. For example, changes in environmental and climate change laws, including laws relating to engine and vehicle emissions, safety regulations, fuel requirements, restricted substances, or greenhouse gas emissions, could lead to new or additional investments in product designs and could increase environmental compliance expenditures. If these laws are either changed or adopted and impose significant operational restrictions and compliance requirements on our products or operations, they could result in higher capital expenditures and negatively impact our business, results of operations, financial position and competitive position. Finally, recent public opinion backlash against diesel engine emissions might trigger the adoption of policies severely restricting the use of diesel engines.

Changes in government monetary or fiscal policies may negatively impact our results.  Most countries where our products and services are sold have established central banks to regulate monetary systems and influence economic activities, generally by adjusting interest rates. Some governments may implement measures designed to slow economic growth in those countries (e.g. higher interest rates, reduced bank lending and other anti-inflation measures). Rising interest rates could have a dampening effect on the overall economic activity and/or the financial condition of our customers, either or both of which could negatively affect demand for our products and our customers’ ability to repay obligations to us. Central banks and other policy arms of many countries may take further actions to vary the amount of liquidity and credit available in an economy. The impact from a change in liquidity and credit policies could negatively affect the customers and markets we serve or our suppliers, which could adversely impact our business, results of operations and financial condition. Government initiatives that are intended to stimulate demand for products sold by us, such as changes in tax treatment or purchase incentives for new equipment, can significantly influence the timing and level of our revenues. The terms, size and duration of such government actions are unpredictable and outside of our control. Any adverse change in government policy relating to those initiatives could have a material adverse effect on our business, results of operations and financial condition.
Our future performance depends on our ability to innovate and on market acceptance of new or existing products.   Our success depends on our ability to maintain or increase our market share in existing markets and to expand into new markets through the development of innovative, high-quality products that provide adequate profitability. In September 2019, we announced our five-year Strategic Business Plan. This Plan includes investments in innovation designed to further develop existing, and create new, product offerings responsive to customer needs, thereby producing sales growth in existing markets and expansion into new markets. Achievement of these objectives is dependent on a number of factors, including our ability to maintain key dealer relationships, our ability to produce products that meet the quality, performance and price expectations of our customers, and our ability to develop effective sales, dealer training and marketing programs. Failure to develop and offer innovative products that compare favorably to those of our principal competitors in terms of price, quality, functionality, features, mobility and connected services, vehicle electrification, fuel cell technology and autonomy, or delays in bringing strategic new products to market, or the inability to adequately protect our intellectual property rights or supply products that meet regulatory requirements, including engine emissions requirements, could result in reduced market share, which could have a material adverse effect on our business, results of operations and financial condition.
Our existing operations and expansion plans in emerging markets could entail significant risks.   Our ability to grow our businesses depends to an increasing degree on our ability to increase market share and operate profitably worldwide, and in particular, in emerging market countries, such as Brazil, Russia, India, China, Argentina, Turkey, and South Africa. In addition, we could increase our use of suppliers located in such countries. Our implementation of these strategies will involve a significant investment of capital and other resources and exposes us to multiple and potentially conflicting cultural practices, business practices and legal requirements that are subject to change, including those related to tariffs, trade barriers, investments, property ownership rights, taxation and sanction and export control requirements. For example, we may encounter difficulties in obtaining necessary governmental approvals in a timely manner. In addition, we may experience delays and incur significant costs in constructing facilities, establishing supply channels, and commencing manufacturing operations. Further, customers in these markets may not readily accept our products as compared with products manufactured and commercialized by our competitors. The emerging market countries may also be subject to a greater degree of economic and political volatility that could adversely affect our financial position, results of operations and cash flows. Many emerging market economies have experienced slower growth, volatility, and other economic challenges in recent periods and may be subject to a further slowdown in gross domestic product expansion and/or be impacted by domestic political or currency volatility, potential hyperinflationary conditions and/or increase of public debt.
We may not realize all of the anticipated benefits from our business simplification initiatives, the spin-off of our On-Highway business and cost management initiatives As part of our Strategic Business Plan, we are actively engaged in a number of initiatives to simplify our business and increase our productivity, efficiency and cash flow, which we expect to have a positive long-term effect on our business, results of operations and financial condition. These initiatives include the announced spin-off of our On-Highway business and the 80/20 simplification process related to our product portfolio. There can be no assurance that these initiatives or others will be beneficial to the extent anticipated, or that the estimated efficiency improvements or cash flow improvements will be realized as anticipated or at all. If these initiatives are not implemented successfully, they could have an adverse effect on our operations. We also expect to take targeted restructuring actions as we continue to optimize our cost structure and improve the efficiency of our operations. In order to complete these actions, we will incur charges. Failure to realize anticipated savings or benefits from our cost reduction actions could have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.
We are subject to extensive anti-corruption and antitrust laws and regulations.   Due to the global scope of our operations, we are subject to many laws and regulations that apply to our operations around the world, including the U.S. Foreign Corrupt Practices Act, and the U.K. Bribery Act, as well as a range of national anti-corruption and antitrust or competition laws that apply to conduct in a particular jurisdiction. These anti-corruption laws prohibit improper payments in cash or anything of value to improperly influence third parties to obtain or retain business or gain a business advantage. These laws tend to apply regardless of whether those practices are legal or culturally acceptable in a particular jurisdiction. Over the past several years there has been an increase in the enforcement of anti-

corruption and antitrust or competition laws both globally and in particular jurisdictions and we have from time to time been subject to investigations and charges claiming violations of anti-corruption or antitrust or competition laws, including our settlement of the EU antitrust investigation announced on July 19, 2016. Following this settlement, the Company has been named as defendant in current private litigation commenced in various European jurisdictions and Israel that remains at an early stage. The Company expects to face further claims in various jurisdictions, the extent and outcome of which cannot be predicted at this time. We are committed to operating in compliance with all applicable laws, in particular, anti-corruption and antitrust or competition laws. We have implemented a program to promote compliance with these laws and to reduce the likelihood of potential violations. Our compliance program, however, may not in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that may violate the applicable laws or regulations of the jurisdictions in which we operate. Such improper actions could subject us to civil or criminal investigations and monetary, injunctive and other penalties as well as damage claims. Investigations of alleged violations of these laws tend to be expensive and require significant management time and attention, and these investigations of purported violations, as well as any publicity regarding potential violations, could harm our reputation and have a material adverse effect on our business, results of operations and financial position. For further information see "Note 14: Commitments and Contingencies” to the consolidated financial statements at December 31, 2019.
We may be adversely affected by the U.K. vote to leave the European Union (Brexit).   In a June 23, 2016 referendum, the United Kingdom (“U.K.”) voted to terminate the U.K.’s membership in the European Union (“Brexit”). The U.K. withdrew from the European Union on January 31, 2020. Following its departure, the U.K. entered a transition period until December 31, 2020. Negotiations during the transition period will determine the terms of the U.K.’s future relationship with the European Union and its member states, including the terms of trade. Any effect of Brexit is expected to depend on the agreements, if any, negotiated between the U.K. and the EU with respect to reciprocal market access and other matters, either during a transitional period or more permanently. The terms of the withdrawal, including terms of trade, are subject to ongoing negotiations that have created significant uncertainty about the future relationship between the U.K. and the EU. Brexit may also lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which EU laws to replace or replicate. Any of these effects of Brexit, among others, could adversely affect our business, results of operations and financial condition.
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
We are organized as a Dutch company, but we are considered resident in the U.K. for U.K. tax purposes. This determination is based on the U.K. as the location of management and control which has been confirmed through a mutual agreement procedure with the relevant tax authorities (as to which see “Other Risks - CNH Industrial operates and will continue to operate, as a company that is resident in the U.K. for tax purposes; other tax authorities may treat CNH Industrial as being tax resident elsewhere”). We do not expect the U.K.’s exit from the European Union to affect our tax residency in the U.K.; however, we are unable to predict with certainty whether any measures implemented in connection with the U.K.'s exit from the European Union or arrangements relating to the future relationship between the European Union and the U.K. will ultimately have any such impact.
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
Our results of operations may be adversely impacted by various types of claims, lawsuits, and other contingent obligations.   In the ordinary course of business, we are involved in pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective product claims, product performance, asbestos, personal injury, engine emissions and/or fuel economy regulatory and contract issues, and environmental claims. The industries in which we operate are also periodically reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims. The ultimate outcome of these legal matters pending against us is uncertain, and although such legal matters are not expected individually to have a material adverse effect on our financial position or profitability, such legal matters could, in the aggregate, in the event of unfavorable resolutions thereof, have a material adverse effect on our results of operations and financial condition. Furthermore, we could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. In addition, while we maintain insurance coverage with respect to certain risks, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against claims under such policies. As required by U.S. GAAP, we establish reserves based on our assessment of contingencies, including contingencies related to legal claims asserted against us. Subsequent developments in legal proceedings may affect our assessment and estimates of the loss contingency recorded as a reserve and require us to make payments that exceed our reserves, which could have a material adverse effect on our results of operations and/or financial position. For further information see “Note 14: Commitments and Contingencies” to the consolidated financial statements for the year ended December 31, 2019 for additional information.
A cybersecurity breach could interfere with our operations, compromise confidential information, negatively impact our corporate reputation and expose us to liability.   We rely upon information technology systems and networks, some of which are managed by third parties, in connection with a variety of our business activities. These systems include supply chain, manufacturing, distribution, invoicing and collection of payments from dealers or other purchasers of our products and from customers of our financial services business, and connectivity services among vehicles. We use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information and the proprietary information of our customers, suppliers and dealers, as well as personally identifiable information of our dealers, customers and employees, in data centers and on information technology networks. Operating these information technology systems and networks, and processing and maintaining this data, in a secure manner, are critical to our business operations and strategy. Increased information technology security threats and more sophisticated computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. Cybersecurity attacks could also include attacks targeting customer data or the security, integrity and/or reliability of the hardware and software installed in our products.
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
A failure or breach in security, whether of our systems and networks or those of third parties on which we rely, could expose us and our customers, dealers and suppliers to risks of misuse of information or systems, the compromising of confidential information, loss of financial resources, manipulation and destruction of data, defective products, production downtimes and operations disruptions, which in turn could adversely affect our reputation, competitive position, businesses and results of operations. Security breaches could also result in litigation, regulatory action, unauthorized release of confidential or otherwise protected information and corruption of data, as well as remediation costs and higher operational and other costs of implementing further data protection measures. In addition, as security threats continue to evolve we may need to invest additional resources to protect the security of our systems and data. The amount or scope of insurance coverage we maintain may be inadequate to cover claims or liabilities relating to a cybersecurity attack.

Changes in privacy laws could disrupt our business.   We are also subject to various laws regarding privacy and the protection of personal information. The regulatory framework for privacy and data security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. The European Union's General Data Protection Regulation (“GDPR”) imposes more stringent data protection requirements and provides for significant penalties for noncompliance. New privacy laws will continue to come into effect around the world, including the California Consumer Privacy Act and Brazil’s General Law of Personal Data Protection. We may be required to incur significant costs to comply with these and other privacy and data security laws, rules and regulations. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.
We face risks associated with our employment relationships. In many countries where we operate, our employees are protected by laws and/or collective labor agreements that guarantee them, through local and national representatives, the right of consultation on specific matters, including repurposing, downsizing or closure of production facilities, activities and reductions in personnel. Laws and/or collective labor agreements applicable to us could impair our flexibility in reshaping and/or strategically repositioning our business activities. Therefore, our ability to reduce personnel or implement other permanent or temporary redundancy measures is subject to government approvals and/or the agreement of labor unions where such laws and agreements are applicable. Furthermore, we are at greater risk of work interruptions or stoppages than non-unionized companies and any work interruption or stoppage could significantly impact the volume of products we manufacture and sell, which could have a material adverse effect on our business, results of operations and financial condition.
Our ability to execute our strategy is dependent upon our ability to attract, motivate and retain qualified personnel. Our ability to compete successfully, to manage our business effectively, to expand our business and to execute our strategic direction, in particular the implementation of our Strategic Business Plan, depends, in part, on our ability to attract, motivate and retain qualified personnel in key functions. In particular, we are dependent on our ability to attract, motivate and retain qualified personnel with the requisite education, background, talents and industry experience. Failure to attract and retain qualified personnel, whether as a result of an insufficient number of qualified applicants, difficulty in recruiting new personnel, or the inability to integrate and retain qualified personnel, could impair our ability to execute our business strategy and could adversely affect our business.
Our business may be affected by unfavorable weather conditions, climate change or other calamities. Poor, severe or unusual weather conditions caused by climate change or other factors, particularly during the planting and early growing season, can significantly affect the purchasing decisions of our agricultural equipment customers. The timing and quantity of rainfall are two of the most important factors in agricultural production. Insufficient levels of rain prevent farmers from planting crops or may cause growing crops to die, resulting in lower yields. Excessive rain or flooding can also prevent planting or harvesting from occurring at optimal times and may cause crop loss through increased disease or mold growth. Temperature affects the rate of growth, crop maturity, crop quality and yield. Temperatures outside normal ranges can cause crop failure or decreased yields and may also affect disease incidence. Natural disasters such as floods, hurricanes, storms, droughts, diseases and pests can have a negative impact on agricultural production. The resulting negative impact on farm income can strongly affect demand for our agricultural equipment in any given period.
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
Furthermore, the potential physical impacts of climate change on our facilities, suppliers and customers and therefore on our operations are highly uncertain and will be particular to the circumstances developing in various geographical regions. These may include long-term changes in temperature and water availability. These potential physical effects may adversely impact the demand for our products and the cost, production, sales and financial performance of our operations.
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
Although we seek to manage our currency risk and interest rate risk, including through hedging activities, there can be no assurance that we will be able to do so successfully, and our business, results of operations and financial position could be adversely affected. In addition, by utilizing these instruments, we potentially forego the benefits that may result from favorable fluctuations in currency exchange and interest rates. For additional information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” to the consolidated financial statements at December 31, 2019.
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
We may be exposed to shortfalls in our pension plans. At December 31, 2019, the funded status for our defined benefit pension, healthcare and other postemployment benefit plans was a deficit of $1,533 million. This amount included obligations of $715 million for plans that we are currently not required to fund. The funded status is subject to many factors, as discussed in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Application of Critical Accounting Estimates—Pension and Other Postemployment Benefits,” as well as “Note 12: Employee Benefit Plans and Postretirement Benefits” to the consolidated financial statements for the year ended December 31, 2019.
To the extent that our obligations under a plan are unfunded or underfunded, we will have to use cash flows from operations and other sources to pay our obligations as they become due. In addition, since the assets that currently fund these obligations are primarily invested in debt instruments and equity securities, the value of these assets is subject to changes due to market fluctuations.
We have significant outstanding indebtedness, which may limit our ability to obtain additional funding and may limit our financial and operating flexibility. As of December 31, 2019, we had an aggregate of $24,854 million (including $20,748 million relating to Financial Services’ activities) of consolidated gross indebtedness, and our equity was $6,121 million, including noncontrolling interests. The extent of our indebtedness could have important consequences on our operations and financial results, including:

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

Further, our indebtedness under some of our instruments including our revolving credit facilities and derivative transactions may bear interest at variable interest rates based on LIBOR. The LIBOR benchmark has been subject to national, international, and other regulatory guidance and proposals for reform. In July 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit rates for calculation of LIBOR after 2021. These reforms may cause LIBOR to perform differently than in the past and LIBOR may ultimately cease to exist after 2021 or be unsuitable to use as a benchmark. The consequences of any potential cessation, modification or other reform of LIBOR cannot be predicted at this time. Any new benchmark rate will likely not replicate LIBOR exactly, which could impact new credit facilities and derivative transaction entered into after 2021. Any changes to benchmark rates could have an impact on our cost of funds and our access to the capital markets, which could impact our results of operations and cash flows. Uncertainty as to the nature of such potential changes may also adversely affect the trading market for our securities.
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
Although we do not believe any of these covenants materially restrict our operations currently, a breach of one or more of the covenants could result in adverse consequences that could negatively impact our businesses, results of operations, and financial position. These consequences may include the acceleration of amounts outstanding under certain of our credit facilities, triggering an obligation to redeem certain debt securities, termination of existing unused commitments by our lenders, refusal by our lenders to extend further credit under one or more of the facilities or to enter into new facilities or the lowering or modification of CNH Industrial’s credit ratings or those of one or more of its subsidiaries. For further information, see “Note 10: Debt” to the consolidated financial statements for the year ended December 31, 2019 for additional information.
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
We may incur additional tax expense or become subject to additional tax exposure. We are subject to income taxes in many jurisdictions around the world. Our tax liabilities are dependent upon the location of earnings among these different jurisdictions. Our future results of operations could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in our overall profitability, changes in tax legislation and rates, changes in generally accepted accounting principles and changes in the valuation of deferred tax assets and liabilities. If our effective tax rates were to increase, or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued or paid, our operating results, cash flows, and financial position could be adversely affected. For further information, see “Item 10. Additional Information -E. Taxation.” to the consolidated financial statements for the year ended December 31, 2019.
We intend for the On-Highway separation to qualify as a tax-free allocation of shares to our shareholders in some jurisdictions, but no assurance can be given that the separation will receive such tax-free treatment in any specific jurisdiction. It is our intention to structure the spin-off of our "On-Highway" business (commercial vehicles and powertrain) in a tax efficient manner, taking appropriate account of the potential impact on shareholders, but no assurance can be given that the intended tax treatment will be achieved, or that shareholders, and/or persons that receive the allocation of On-Highway shares, will not incur tax liabilities in connection with the separation and allocation. In particular, the requirements for favorable tax treatment differ (and may conflict) from jurisdiction to jurisdiction and the relevant requirements are often complex. Accordingly, no assurance can be given that any ruling (or similar guidance) from any taxing authority would be sought or, if sought, granted.
Our maintenance of two exchange listings may adversely affect liquidity in the market for our common shares and could result in pricing differentials of our common shares between the two exchanges. The dual listing of our common shares on the NYSE and the MTA may split trading between the two markets and adversely affect the liquidity of the shares in one or both markets and the development of an active trading market for our common shares on the NYSE and may result in price differentials between the exchanges. Differences in the trading schedules, trading volume and investor bases, as well as volatility in the exchange rate between the two trading currencies, among other factors, may result in different trading prices for our common shares on the two exchanges or otherwise adversely affect liquidity and trading prices of our shares.
The loyalty voting program may affect the liquidity of our common shares and reduce our share price. CNH Industrial’s loyalty voting program is intended to reward shareholders for maintaining long-term share ownership by granting initial shareholders and persons holding shares continuously for at least three years at any time following the effectiveness of the merger, of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial (the “Merger”), the option to elect to participate in the loyalty voting program and have their common shares registered in the Company's Loyalty Register and receive special voting shares. Special voting shares cannot be traded and, immediately prior to the transfer of our common shares from the CNH Industrial Loyalty Register, any corresponding special voting shares shall be transferred to CNH Industrial for no consideration (om niet). This loyalty voting program is designed to encourage a stable shareholder base and, conversely, it may deter trading by those shareholders who are interested in gaining or retaining special voting shares. Therefore, the loyalty voting structure may reduce liquidity in our common shares and adversely affect their trading price.
The loyalty voting program may prevent or frustrate attempts by our shareholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common shares may be lower as a result. The provisions of our Articles of Association establishing the loyalty voting program may make it more difficult for a third party to acquire, or attempt to acquire, control of us, even if a change of control is considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting program, a relatively large proportion of the voting power of our common shares could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of January 31, 2020, EXOR N.V. had a voting interest in CNH Industrial of approximately 42.2%. For further information, see “Item 7. Major Shareholders and Related Party Transactions”

to the consolidated financial statements at December 31, 2019. Such shareholders participating in the loyalty voting program could effectively prevent change of control transactions that may otherwise benefit our shareholders.
The loyalty voting program may also prevent or discourage shareholders’ initiatives aimed at changes in our management.
Item 4.    Information on the Company
A. History and Development of the Company
CNH Industrial N.V. is the company formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial and its subsidiary CNH Global N.V. CNH Industrial N.V. was incorporated on November 23, 2012, as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands. The Company's principal office is located at 25 St. James’s Street, London, England, United Kingdom (telephone number: +44-207-7660-346). CNH Industrial’s agent for U.S. federal securities law purposes is Michael P. Going, c/o CNH Industrial America LLC, 6900 Veterans Boulevard, Burr Ridge, Illinois 60527 (telephone number +1-630-887-3766).
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
Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.
Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, and compact track loaders. Construction equipment is sold under the CASE Construction and New Holland Construction brands.
Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
Powertrain designs, manufactures and distributes, under the FPT Industrial Brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.
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

Net revenues by segment in the years ended December 31, 2019, 2018 and 2017 were as follows:

	2019	2018	2017
	(in millions)
Revenues:
Agriculture	$10,959	$11,682	$10,683
Construction	2,768	3,021	2,530
Commercial and Specialty Vehicles	10,439	10,939	10,562
Powertrain	4,117	4,565	4,369
Eliminations and other	(2,134)	(2,376)	(2,375)
Total Net sales of Industrial Activities	26,149	27,831	25,769
Financial Services	2,011	1,989	2,028
Eliminations and other	(81)	(114)	(96)
Total Revenues	$28,079	$29,706	$27,701
Net revenues by region in the years ended December 31, 2019, 2018 and 2017 were as follows:

	2019		2018		2017
	(in millions)	(%)	(in millions)	(%)	(in millions)	(%)
Revenues:
Europe	$14,203	50.6%	$14,921	50.2%	$13,429	48.5%
North America	6,806	24.2	6,947	23.4	6,275	22.6
South America	2,893	10.3	3,004	10.1	3,132	11.3
Rest of World	4,177	14.9	4,834	16.3	4,865	17.6
Total Revenues	$28,079	100.0%	$29,706	100.0%	$27,701	100.0%
Industry Overview
Agriculture
The operators of dairy, livestock and row crop producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. Row crop farmers typically purchase tractors at the mid-to-upper end of the horsepower ("hp") range, combines and harvesting equipment and crop production equipment. Dairy and livestock farmers typically utilize tractors in the mid-to-lower hp range and crop preparation and crop packaging implements. The key factors influencing sales of agricultural equipment are the level of net farm income and, to a lesser extent, general economic conditions, interest rates and the availability of financing and related subsidy programs, farm land prices and farm debt levels. Net farm income is primarily impacted by the volume of acreage planted, commodity and/or livestock prices and stock levels, the impacts of fuel ethanol demand, crop yields, farm operating expenses (including fuel and fertilizer costs), fluctuations in currency exchange rates, government subsidies, tax incentives and trade policies. Farmers tend to postpone the purchase of equipment when the farm economy is declining and to increase their purchases when economic conditions improve. The availability, quality, and cost of used equipment for sale also affect the level of new equipment sales. Weather conditions are a major determinant of crop yields and therefore affect equipment-buying decisions. In addition, geographical variations in weather from season to season may affect sales volumes differently in different markets. Government policies may affect the market for agricultural equipment by regulating the levels of acreage planted, with direct subsidies affecting specific commodity prices, or with other payments made directly to farmers. Global organization initiatives, such as those of the World Trade Organization, also can affect the market with demands for changes in governmental policies and practices regarding agricultural subsidies, tariffs and acceptance of genetically modified organisms such as seed, feed and animals.
Demand for agricultural equipment also varies seasonally by region and product, primarily due to differing climates and farming calendars. Peak retail demand for tractors and planting, seeding, and application equipment typically occurs in March through June in the Northern hemisphere and in September through December in the Southern hemisphere. Dealers order equipment year-round but harvesting equipment orders in the Northern hemisphere generally increase in the late fall and winter so that the dealers can receive inventory prior to the peak retail selling season, which generally extends from March through June. In the Southern hemisphere, dealers generally order between August and October so they can receive inventory prior to the peak retail-selling season, which extends from November through February. Agriculture's production levels are based upon estimated retail demand, which takes into account, among other things, the timing of dealer shipments (which occur in advance of retail demand), dealer and Company inventory levels, the need to retool manufacturing facilities to produce new or different models, and the efficient use of labor and facilities. Production levels are adjusted to reflect changes in estimated demand and dealer inventory levels. However, because production and wholesale shipments adjust throughout the year to take into account the factors described above, wholesale sales of agricultural equipment products in any given period may not reflect the timing of dealer orders and retail demand for that period.
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
Major trends in the North American and Western European agricultural industries include a reduction in number but growth in size of farms, supporting increased demand for higher capacity agricultural equipment. In addition, we believe that the use of technology and other precision farming solutions (including the development of autonomously operated equipment) to enhance productivity and profitability are becoming more important in the buyers’ purchasing decision. Failure to design, develop and implement this technology may affect the prospects of our Company. In South America and in other emerging markets, the number of farms is growing, and mechanization is replacing manual labor. In Rest of World, long-term demographic trends, increasing urbanization, and low level of farm mechanization represent the key drivers of demand for agricultural equipment. Government farm programs, including the amount and timing of government payments, are a key income driver for farmers raising certain commodity crops in the United States (the "U.S.") and the European Union. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The effect of these subsidies on agricultural equipment demand depends largely on the U.S. Farm Bill and programs administered by the United States Department of Agriculture, the Common Agricultural Policy of the European Union and World Trade Organization negotiations. Additionally, the Brazilian government subsidizes the purchase of agricultural equipment through low-rate financing programs administered by the Banco Nacional de Desenvolvimento Economico e Social (“BNDES”). These programs have a significant influence on sales.
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
Although the demand for new agricultural equipment tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new equipment market and, therefore, helps limit the impact of declines in new equipment sales on the operating results of full-line manufacturers, such as Agriculture.

Construction
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
Although the demand for new construction equipment tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new equipment market and, therefore, helps limit the impact of declines in new equipment sales on the operating results of full-line manufacturers, such as Construction.
Heavy Construction
Heavy construction equipment typically includes general construction equipment such as large wheel loaders and excavators, and road building and site preparation equipment such as graders, compactors and dozers. Purchasers of heavy construction equipment include construction companies, municipalities, local governments, rental fleet owners, quarrying and mining companies, waste management companies and forestry-related concerns.
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
Light Construction
Light construction equipment is also known as compact and service equipment, and it includes skid-steer loaders, compact track loaders, tractor loaders, rough terrain forklifts, backhoe loaders, small wheel loaders and excavators. Purchasers of light construction equipment include contractors, residential builders, utilities, road construction companies, rental fleet owners, landscapers, logistics companies and farmers. The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which is influenced by interest rates and the availability of financing. Other major factors include the construction of light infrastructure, such as utilities, cabling and piping and maintenance expenditures. The principal use of light construction equipment is to replace relatively high-cost, slower manual work. Product demand in the United States and Europe has generally tended to mirror housing starts, but with lags of six to twelve months. In areas where labor is abundant, and the cost of labor is inexpensive relative to other inputs, such as in India, Africa and South America, the light construction equipment market is generally smaller. These regions represent potential areas of growth for light construction equipment in the medium to long-term as labor costs rise relative to the cost of equipment.
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
The construction equipment industry has seen an increase in the use of hydraulic excavators and wheel loaders in earth-moving and material handling applications. In addition, the light equipment sector has grown as more manual labor is being replaced on construction sites by machines with a variety of attachments for specialized applications, such as skid steer loaders, compact track loaders and mini-crawler excavators.
Commercial and Specialty Vehicles
Trucks and Commercial Vehicles
The world truck market is generally divided into two segments: Light Commercial Vehicles (“LCV”) market (gross vehicle weight (“GVW”) 3.5-7.49 metric tons), and Medium and Heavy (“M&H”) truck market (GVW above 7.5 metric tons). The M&H segment is characterized by a higher level of engineering specialization due to the technologies and production systems utilized, while the LCV segment has many engineering and design characteristics in common with the automobile industry. In addition, operators of M&H trucks often require vehicles with a higher degree of customization than the more standardized products that serve the LCV market. Customers generally purchase heavy trucks for one of three primary uses: long distance haulage, construction haulage, and/or distribution.
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
Although economic cycles have a significant influence on demand for M&H trucks in emerging economies, the processes of industrialization and infrastructure development have generally driven long-term growth trends in these countries. As a country’s economy becomes more industrialized and its infrastructure develops, transport needs tend to grow in response to increases in production and consumption. Developing economies, however, tend to display volatility in short-term demand resulting from government intervention, changes in the availability of financial resources and protectionist trade policies. In developing markets, demand for M&H trucks increases when it becomes more cost-effective to transport heavier loads, especially as the infrastructure, primarily roads and bridges, becomes capable of supporting heavier trucks. At the same time, the need to transport goods tends to increase in these markets, resulting in increased demand for LCV.
Industry forecasts indicate that transportation of goods by road, currently the predominant mode of transport, will remain so for the foreseeable future. Demand for services and service-related products, including parts, is a function of the number of vehicles in use. Although demand for new commercial vehicles tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new vehicle market and, therefore, helps limit the impact of declines in new vehicle sales on the operating results of full-line manufacturers, such as Commercial and Specialty Vehicles.
Commercial vehicles markets are subject to intense competition based on initial sales price, cost and performance of vehicles over their life cycle (i.e., purchase price, operating and maintenance costs and residual value of the vehicle at the end of its useful life), services and service-related products and the availability of financing options. High reliability and low variable costs contribute to customer profitability over the life of the vehicle and are usually important factors in an operator’s purchase decision. Additional competitive factors include the manufacturer’s ability to address customer transport requirements, driver safety, comfort, and brand loyalty through vehicle design.
Demand for trucks varies seasonally by region and by product class. In Europe, the peak retail demand occurs in the second and fourth quarters due to key fleet customer demands and customer budgetary cycles. In South America, demand is relatively stable throughout the year except for increased demand for heavy trucks in the first and fourth quarters from customers who transport foodstuffs. In Rest of World, sales tend to be higher in the second and fourth quarters due to local holiday periods.
Although we believe that diesel remains, for the foreseeable future, the primary fuel source for commercial vehicles and industrial equipment in general, the adoption of new engine technological solutions and growing public opinion in favor of more environmentally friendly solutions are pushing for increased penetration of both alternative and renewable fuels (such as compressed natural gas (“CNG”), liquefied natural gas (“LNG”), and methane) and full electric vehicles.

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
Deregulation and privatization of transport services in many markets has favored concentration towards large private companies operating in one country, in more than one neighboring country, or at an international level. Demand has increased for highly standardized, high-use products for large fleets, with financing and maintenance agreements or kilometric pricing. Deregulation and privatization have also increased competition between large transport service companies, raising the level of vehicle use and increasing the choice of brands for operators in the market.
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
Our competitive strengths include well-recognized brands, a full range of competitive products and features, and a strong global presence and distribution and customer service network. There are multiple factors that influence a buyer’s choice of industrial equipment. These factors include the strength and quality of the distribution network, brand loyalty, product features and performance, availability of a full product range, the quality and pricing of products, technological innovations, product availability, financing terms, parts and warranty programs, resale value and customer service and satisfaction. The ability to meet or exceed applicable engine emissions standards as they take effect is also a key competitive factor, particularly in those markets where such standards are the subject of frequent legislative or regulatory scrutiny and change, such as Europe and North America. We continually seek to improve in each of these areas but focus primarily on providing high-quality and high-value products and supporting those products through our dealer networks. Buyers tend to favor brands based on experience with the product and the dealer. Customers’ perceptions of product value in terms of productivity, reliability, resale value and dealer support are formed over many years.
The efficiency of our manufacturing, logistic and scheduling systems are dependent on forecasts of industry volumes and our anticipated share of industry sales, which is predicated on our ability to compete successfully with others in the marketplace. We compete based on product performance, customer service, quality, innovation and price. The environment remains competitive from a pricing standpoint, but actions taken to maintain our competitive position in the current challenging economic environment could result in lower than anticipated price realization.
Our main competitors in the agricultural equipment market are Deere, AGCO, Claas, the Argo Group, the Same Deutz Fahr Group and Kubota.
Our principal competitors in the construction equipment market are Caterpillar, Komatsu, JCB, Hitachi, Volvo, Liebherr, Doosan, Kubota and Deere.
Our principal competitors in the commercial vehicles market are Daimler; the Traton (previously Volkswagen) Group; Paccar; the Volvo Group; Rosenbauer International AG; Rheinmetall; Oshkosh; Nexter; General Dynamics; BAE Systems; Caterpillar; and Navistar.
The principal competitors of Powertrain include Cummins, Daimler, Deutz, Perkins, Deere, Volvo, and Yanmar.
Products and Markets
Agriculture
Agriculture’s product lines are sold primarily under the Case IH and New Holland brands as well as the STEYR brand in Europe and the Miller brand, primarily in North America and Australia. Certain agricultural equipment products are also sold under the Kongskilde, Överum, and JF brands. To capitalize on customer loyalty to dealers and the segment’s brands, relative distribution strengths and historical brand identities, we sell our agricultural equipment products under the Case IH (and STEYR for tractors in Europe only) and New Holland brands. We believe that these brands enjoy high levels of brand identification and loyalty among both customers and dealers.
Although newer generation tractors have a high percentage of common mechanical components, each brand and product remains differentiated by features, color, interior and exterior styling, warranty terms, technology offering and model designation. Flagship products such as row crop tractors and large combine harvesters may have significantly greater differentiation.
Distinctive features that are specific to a particular brand such as the Supersteer® tractor axle or Twin Rotor combine threshing technology for New Holland, the Case IH tracked four-wheel drive tractor, Quadtrac®, and the front axle mounted hitch for STEYR remain an important part of each brand’s unique identity.
Agriculture’s product lines include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, and self-propelled sprayers. Agriculture also specializes in other key market segments like cotton picker packagers and sugar cane harvesters, where Case IH is a worldwide leader, and in self-propelled grape harvesters, where New Holland is a worldwide leader. These brands each offer parts and support services for all of their product lines. Our agricultural equipment is sold with a limited warranty that typically runs from one (1) to three (3) years.
Case IH and New Holland brands enable their customers to share in-depth real-time machine information with AgDNA, FieldView, and Farmers Edge digital management systems. In the fourth quarter of 2018, Agriculture launched AGXTENDTM brand, focused exclusively on aftermarket precision farming technology solutions. AGXTENDTM will provide our dealers and customers access to exclusive productivity enhancing precision farming technologies.
In 2019, the Company acquired AgDNA, which forms part of CNH Industrial’s long-term roadmap to enhance and extend its precision farming offering, in line with its commitment to delivering increasing digitalization and servitization in agriculture to add value for both customers and shareholders. AgDNA is an industry leading Farm Management Information System (FMIS) that automatically collects and analyzes data from CNH Industrial’s agricultural brands and other third-party agricultural equipment. The cloud-based platform analyzes equipment, agronomic and environmental data to deliver actionable insights directly to producer’s smartphones and tablets to help them maximize the agronomic performance of their CNH Industrial and other equipment and increase farm profitability.

Further, the Company's 2019 acquisition of agricultural implement manufacturer K-Line Ag adds key tillage and residue management equipment, which is critical to ensuring optimal seedbed preparation, fundamental to productive yields, and will further enhance the crop production portfolios of Case IH and New Holland Agriculture. K-Line became the number one tillage manufacturer in Australia by designing robust and reliable products for some of the world’s harshest soil conditions. The Speed-Tiller high-speed disk, being offered as a Case IH branded product in North America in 2020, is a dual-season tool that cuts, sizes and incorporates high levels of crop residue, improving soil quality and maximizing crop yields.
In 2019, the Company also acquired ATI, which manufactures track systems for combines and tractors. The combining of CNH Industrial and ATI’s track experience provides a pipeline of track options and designs to maximize power to the ground while maintaining flotation. Beginning in 2020, Case IH will offer the innovative PowerFlexTM track systems for both new combine orders and already owned combines to give flexibility to customers. PowerFlex has a fully suspended track system that improves flotation and ride while increasing speeds. ATI also manufactures track systems for the New Holland 4WD tractors.
Construction
Construction’s product lines are sold primarily under the CASE and New Holland Construction brands. CASE provides a wide range of products on a global scale, including crawler excavators that utilize technology from Sumitomo (S.H.I.) Construction Machinery Co. Ltd. and mini-excavators that use technology from Hyundai Construction Equipment, Inc. The New Holland Construction brand family also markets a full product line of construction equipment in Latin America and focusses on light equipment in the other regions.
Construction's products often share common components to achieve economies of scale in manufacturing, purchasing and development. Construction differentiates these products based on the relative product value and volume in areas such as technology, design concept, productivity, product serviceability, color and styling to preserve the unique identity of each brand.
Heavy construction equipment product lines include general construction equipment such as large excavators and wheel loaders, and road building and site preparation equipment such as compactors, graders and dozers. Light construction equipment is also known as compact and service equipment, and its product lines include backhoe loaders, skid steer and tracked loaders, mini- and midi- excavators and compact wheel loaders. The brands each offer parts and support services for all of their product lines. Our construction equipment is generally sold with a limited warranty that typically runs from one (1) to two (2) years.
We continue to evaluate our Construction business with a view toward increasing efficiencies and profitability as well as evaluating its strategic alliances to leverage its position in key markets.
Commercial and Specialty Vehicles
Trucks and Commercial Vehicles (IVECO AND IVECO ASTRA)
Under the IVECO brand, we produce a range of light, medium, and heavy trucks and commercial vehicles for both on-road and off-road use. Our key products include the Daily, a vehicle that covers the 3.5 – 7.2 ton vehicle weight range, the Eurocargo, a vehicle that covers the 6 – 16 tons range, the Trakker, a vehicle dedicated to off-road transport, and the Stralis, dedicated to on road. In July 2019, Iveco started a process of complete renewal of the heavy product offering with the launch of the S-Way (the new range for long haulage and distribution) and X-Way (dedicated to construction logistics and municipalities); the new T-Way for off road is expected to be introduced in 2020. The product offering is complemented by a series of aftersales and used vehicle assistance services.
Light vehicles include on-road vans and chassis cabs used for short and medium distance transportation and distribution of goods, and off-road trucks for use in quarries and other work sites. We also offer shuttle vehicles used by public transportation authorities, tourist operators, hotels and sports clubs and campers for holiday travel.
The M&H vehicles product lines include on-road chassis cabs designed for medium and long-distance hauling and distribution. Medium GVW off-road models are typically used for building roads, winter road maintenance, construction, transportation, maintenance of power lines and other installations in off-road areas, civil protection and roadside emergency service. Heavy GVW off-road models are designed to operate in virtually any climate and on any terrain and are typically used to transport construction plant materials, transport and mix concrete, maintain roads in winter and transport exceptionally heavy loads.
We offer ecological diesel and natural gas engines on our entire range of vehicles. We continue to develop engines with specific components and configurations optimized for use with CNG and LNG and we have developed a comprehensive roadmap for the introduction in the market of a complete range of zero emission vehicles (from Light to Heavy).
Under the IVECO ASTRA brand, we build vehicles that can enter otherwise inaccessible quarries and mines and move large quantities of material, such as rock or mud, and perform heavy-duty tasks in extreme climatic conditions. Our product range for IVECO ASTRA includes mining and construction vehicles, rigid and articulated dump trucks and other special vehicles.
On September 3, 2019, CNH Industrial announced a strategic and exclusive Heavy-Duty Truck partnership with Nikola Corporation, a U.S. based leader in fuel cell truck technology. In this context, CNH Industrial made an initial subscription to Nikola's share capital

(approximately 2.5% shareholding) through a cash contribution of $50 million and an in-kind contribution of $50 million, granting Nikola access to certain Iveco technology.
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
Our product range features engines ranging from 2.2 to 20 liters with an output of 42 to 1,006 hp Our product portfolio includes engines for buses and for light, medium and heavy commercial vehicles, engines for industrial machinery including construction, agricultural and irrigation equipment, engines for special-purpose vehicles and engines for power generation units and marine applications.
FPT Industrial’s product line-up is completed by versions that use alternative fuels, including engines that run on natural gas and engines compatible with biodiesel and hydrotreated vegetable oil ("HVO"). With more than 20 years of experience in the research, development and production of natural gas engine technologies for industrial applications, FPT Industrial is an industry leader in this field. During 2019, FPT Industrial presented different leading engines, such as the N67 Natural Gas specifically designed for off-road applications; the F28, an engine also for the off-road segment designed to be small, productive and environmentally-friendly, with Diesel and Natural Gas versions; and the C16 600 marine engine to support heavy commercial missions in the marine sector. FPT Industrial also presented Red Horizon, its premium integrated marine control system, and developed an innovative propulsion architecture for STEYR’s hybrid tractor concept, which further advanced the Brand’s efforts in E-Powertrain. This architecture consisted of a 4.5-liter engine for battery charging and, for traction, four independent electric motors installed in the wheel hubs.
While meeting the strict emission regulations for both on-road (Euro VI) and off-road vehicles (Stage V and Tier 4B), Powertrain’s technological solutions aim to provide enhanced results in terms of cost, packaging and fuel consumption for each segment of the market.
Additionally, FPT Industrial produces six speed manual transmissions for light commercial vehicles, with input torque up to 500 Nm and completes its product lineup with front and rear axles reaching 32 tons gross axle weight designated to cover Commercial and Specialty Vehicles’ demand, including specialty vehicles (military and fire-fighting).
In the fourth quarter of 2019, CNH Industrial announced its acquisition of Dolphin N2, a startup specializing in innovative combustion engine technology and its partnership with Microvast to develop and offer battery power systems.
Sales and Distribution
Agriculture and Construction
Agriculture sells and distributes products through approximately 2,300 full-line dealers and distributors with over 5,600 points of sale. Construction sells and distributes products through approximately 400 full-line dealers and distributors with over 1,200 points of sale. Agriculture’s and Construction’s dealers are almost all independently owned and operated. Some Agriculture dealers also sell construction equipment. In the United States, Canada, Mexico, most of Western Europe, Brazil, India, China, Russia and Australia, products are generally distributed directly through the independent dealer network. In the rest of the world, products are either sold to independent distributors who then resell to dealers, or to importers who have their own branches to sell product to retail customers. In both cases, the importers/distributors can take advantage of their size and knowledge of the market to minimize their marketing costs.
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
A strong dealer network with wide geographic coverage is a critical element in the success of Agriculture and Construction. We work to enhance our dealer network through the expansion of our product lines and customer services, including enhanced financial services offerings, and an increased focus on dealer support. To assist dealers in building rewarding relationships with their customers, focused customer satisfaction programs have been introduced and they are expected to incorporate customer input into the relevant product development and service delivery processes.
As the equipment rental business becomes a more significant factor in both the agricultural and construction equipment markets, Agriculture and Construction are continuing to support their dealer network by facilitating sales of equipment to the local, regional and national rental companies through their dealers as well as by encouraging dealers to develop their own rental activities. A strong dealer service network is required to maintain the rental equipment, and to help ensure that the equipment remains at peak performance levels both during its life as rental equipment and afterward when resold into the used equipment market. Agriculture and Construction have launched several programs to support their dealer service and rental operations, including training, improved dealer standards, financing, and advertising. As the rental market is a capital-intensive sector and sensitive to cyclical variations, we expand such activities gradually, with special attention to managing the resale of rental units into the used equipment market by our dealers, who can utilize this opportunity to improve their customer base and generate additional parts business.
We believe that it is generally more cost-effective to distribute our agricultural and construction equipment products through independent dealers, although Agriculture and Construction maintain a limited number of company-owned dealerships in some markets. As of December 31, 2019, we operated two and five company-owned Agriculture and Construction dealerships, respectively, primarily in North America and Europe. We also operate a selective dealer development program, in territories with growth potential but underdeveloped representation by our agricultural and construction equipment brands, that typically involves a transfer of ownership to a qualified operator through a buy-out or private investment after a few years.
Commercial and Specialty Vehicles
Commercial and Specialty Vehicles’ worldwide distribution strategy is based on a network of independent dealers, in addition to its own dealerships and branches. As of December 31, 2019, Commercial and Specialty Vehicles had approximately 700 dealers globally (of which 22 were directly owned by us and 15 were branches). All of these dealers sell spare parts for the relevant vehicles. Commercial and Specialty Vehicles bolsters its distribution strategy by offering incentives to its dealers based on target achievements for sales of new vehicles and parts and providing high quality aftersales services.
A key element of Commercial and Specialty Vehicles’ growth strategy is its distribution network. In Western Europe, Eastern Europe, Turkey, Russia, Australia and Latin America, continued consolidation of the distribution network is aimed at improving service to customers (such as the implementation of the Truck Stations network of specialized workshops), increasing profitability and reducing overall distribution costs. In Africa and the Middle East, the distribution network is being expanded to fully exploit growth in these markets.
In the U.K., Commercial and Specialty Vehicles is one of the few OEMs that sells trucks and other commercial vehicles to companies which offer commercial vehicle rental solutions, such as Ryder, Fraikin and Burntree, among others.
In accordance with European legislation, Commercial and Specialty Vehicles’ dealers have a specific sales territory. Additionally, European law allows our Commercial and Specialty Vehicles’ dealers to carry multiple brands.
Powertrain
Powertrain provides propulsion solution products for Agriculture, Construction, and Commercial and Specialty Vehicles. Additionally, Powertrain’s commercial strategy and business model are focused on the development of a portfolio of medium-to-large OEM customers. Powertrain has entered into long-term supply agreements with a growing number of third-party customers.
Powertrain has a network of approximately 73 dealers and 800 service points in 100 countries that cover its entire product range and related market sectors. Large OEMs use their own internal networks to obtain parts and services for purchased equipment, while small OEMs frequently rely on us for delivery of parts and services through Powertrain’s worldwide network.
Pricing and Promotion
The retail price of any particular piece of equipment or vehicle is determined by the individual dealer or distributor and generally depends on market conditions, features, options and, potentially, regulatory requirements. Retail sale prices may differ from the manufacturer-

suggested list prices. We sell equipment and vehicles to our dealers and distributors at wholesale prices that reflect a discount from the manufacturer-suggested list price. In the ordinary course of business, we engage in promotional campaigns that may include price incentives or preferential financing terms with respect to the purchase of certain products in certain areas.
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
As of December 31, 2019, we operated and administered 46 parts depots worldwide either directly, through a joint venture, or through arrangements with warehouse service providers. This network includes 10 parts depots in North America, 13 in Europe, 3 in South America, and 20 in Rest of World. The network includes 33 parts depots that support Agriculture, 27 that support Construction, 19 that support Commercial and Specialty Vehicles and 5 that support Powertrain. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Our parts depots and parts delivery systems provide customers with access to substantially all the parts required to support our products.
As of December 31, 2019, Commercial and Specialty Vehicles had approximately 5,000 Sales and/or Service Network points. In addition to Commercial and Specialty Vehicles' standard one-year full vehicle warranty and two-year powertrain warranty, Commercial and Specialty Vehicles offers personalized aftersales customer assistance programs.
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

•	in South Africa, we own 60.0% of Iveco South Africa Works (Pty) Ltd., which manufactures medium and heavy-duty commercial vehicles and buses.
Suppliers
We purchase materials, parts, and components from third party suppliers. We had approximately 4,175 global direct material suppliers for Industrial Activities at December 31, 2019. Our focus on quality improvement, cost reduction, product innovation and production flexibility requires us to rely upon suppliers with a focus on quality, reliability and the ability to provide cost reductions. We view our relationships with suppliers as critical to our operational effectiveness, and in recent years, we have established closer ties with a significantly reduced number of suppliers, selecting those that enjoy a leading position in the relevant markets.

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
Financial Services
Financial Services offers a range of financial products and services to dealers and customers in the various regions in which it operates. The principal products offered are retail loan and lease financing for the purchase or lease of new and used equipment and vehicles and wholesale financing to dealers and factoring of trade receivables from CNH Industrial companies. Wholesale financing consists primarily of dealer floor plan financing and gives the dealers the ability to maintain a representative inventory of new products. In addition, Financial Services provides financing to dealers for used equipment and vehicles taken in trade, equipment utilized in dealer-owned rental yards, parts inventory, working capital and other financing needs. As a captive finance business, Financial Services is reliant on the operations of Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain, their dealers, and customers.
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
In North America, customer and dealer financing activities, which support the sales of Agriculture and Construction, are managed through our wholly-owned financial services companies.
In Europe, there are two joint ventures that provide customer financing of Agriculture, Construction, and Commercial and Specialty Vehicles, depending on the country of origin. CNH Industrial Capital Europe S.a.S., a joint venture with BNP Paribas Group, is 49.9% owned by CNH Industrial N.V. and accounted for under the equity method. Transolver Finance Establecimiento Financiero de Credito S.A. (“Transolver Finance”), a joint venture with the Santander Group, is 49% owned by CNH Industrial N.V. and accounted for under the equity method. Transolver Finance also provides dealer financing. Additionally, there are vendor programs with banking partners that provide customer financing of Agriculture, Construction, and Commercial and Specialty Vehicles, depending on the country of origin. Customer and dealer financing activities not included in the joint ventures or vendor programs, such as factoring of trade receivables, are managed through our wholly-owned financial services companies.
For South America, customer and dealer financing activities in Brazil, which support the sales of Agriculture, Construction, and Commercial and Specialty Vehicles, are managed through our wholly-owned financial services company, Banco CNH Industrial Capital S.A. (“Banco CNH Industrial Capital”). For customer financing, Banco CNH Industrial Capital mainly serves as intermediary for funding provided by BNDES, a federally-owned financial institution linked to the Brazilian Ministry of Development, Industry and Foreign Trade. In Argentina, customer and dealer financing activities, which support the sales of Agriculture, Construction, and Commercial and Specialty Vehicles, are managed through a wholly-owned financial services company. Vendor programs with banking partners are also in place in Argentina.
For Rest of World, customer and dealer financing activities in Australia and India, which support the sales of Agriculture, Construction, and Commercial and Specialty Vehicles, are managed through wholly-owned financial services companies. In China and Russia, dealer financing activities are managed through wholly-owned financial services companies.
Customer Financing
Financial Services has certain retail underwriting and portfolio management policies and procedures that are specific to Agriculture, Construction, and Commercial and Specialty Vehicles. This distinction allows Financial Services to reduce risk by deploying industry-specific expertise in each of these businesses. We provide retail financial products primarily through our dealers, who are trained in the use of the various financial products. Dedicated credit analysis teams perform retail credit underwriting. The terms for financing equipment and vehicle retail sales typically provide for retention of a security interest in the equipment or vehicles financed.
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

Dealer Financing
Financial Services provides wholesale floor plan financing for nearly all our dealers, which allows them to acquire and maintain a representative inventory of products. Financial Services also provides financing to dealers for used equipment taken in trade, equipment utilized in dealer-owned rental yards, parts inventory, working capital and other financing needs. For floor plan financing, Financial Services generally provides a fixed period of “interest free” financing to the dealers. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of sales seasonality. During the “interest-free” period, the applicable Industrial Activities segment compensates Financial Services based on Financial Services’ estimated costs and a targeted return on equity. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until Financial Services receives payment in full. The cost is recognized as a reduction in net sales for the applicable Industrial Activities segment.
A wholesale underwriting group reviews dealer financial information and payment performance to establish credit lines for each dealer. In setting these credit lines, Financial Services seeks to meet the reasonable requirements of each dealer while managing its exposure to any one dealer. The credit lines are secured by the equipment or vehicles financed. Dealer credit agreements generally include a requirement to repay the particular financing at the time of the retail sale of the unit. Financial Services leverages employees, third party contractors and new digital technologies like “geo-fencing” to conduct periodic stock audits at each dealership to confirm that the financed equipment or vehicle is maintained in inventory. These audits are unannounced, and their frequency varies by dealer and depends on the dealer’s financial strength, payment history and prior performance.
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
Financial Services has periodically accessed the asset-backed securitization (“ABS”) markets in the United States, Canada, and Australia, as part of its retail and wholesale financing programs when those markets offer funding opportunities on competitive terms. Financial Services has also accessed the unsecured bond market in the United States, Brazil and Australia and commercial paper market in the United States and France to add more diversity to its funding structure. Financial Services’ ability to access these markets will depend, in part, upon general economic conditions and Financial Services’ financial condition and portfolio performance. These factors can be negatively affected by cyclical swings in the industries in which we operate.
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
Legal Proceedings
As a global company with a diverse business portfolio, we are exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues and environmental claims that arise in the ordinary course of our business. The most significant of these matters are described in “Note 14: Commitments and Contingencies” to our Consolidated Financial Statements for the year ended December 31, 2019.
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
Follow-up on Damages Claims: Iveco S.p.A., the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to M&H trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, the Company has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. These claims remain at an early stage. Further, on the basis of the letters issued by a significant number of customers indicating that they may commence proceedings in the future, CNH Industrial expects to face further claims based on the same legal grounds in the same and various other jurisdictions. The extent and outcome of these claims cannot be predicted at this time.
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
C. Organizational Structure
As of December 31, 2019, CNH Industrial had 167 consolidated subsidiaries. A listing of our subsidiaries as of December 31, 2019, including the country of incorporation or residence, proportion of ownership interest and proportion of voting power held, is set forth in an Exhibit 8.1 to this annual report on Form 20-F.
The following table sets forth a list of the principal subsidiaries that are directly or indirectly controlled by CNH Industrial. For each principal subsidiary, the following information is provided: name, country of incorporation or residence, and the percentage interest held by CNH Industrial and its subsidiaries at December 31, 2019.

Principal Subsidiaries at December 31, 2019:

Name of Subsidiary	Country of Incorporation	Percentage Interest Held
Banco CNH Industrial Capital S.A.	Brazil	100%
Case Credit Holdings Limited	United States (Delaware)	100%
Case New Holland Industrial Inc.	United States (Delaware)	100%
CNH Industrial America LLC	United States (Delaware)	100%
CNH Industrial U.S. Holdings Inc.	United States (Delaware)	100%
CNH Industrial Brasil Ltda.	Brazil	100%
CNH Industrial Capital Limited	United Kingdom	100%
CNH Industrial Capital LLC	United States (Delaware)	100%
CNH Industrial Capital America LLC	United States (Delaware)	100%
CNH Capital Receivables LLC	United States (Delaware)	100%
CNH Industrial Capital Canada Ltd.	Canada	100%
CNH Industrial Capital Solutions S.p.A.	Italy	100%
CNH Industrial Finance Europe S.A.	Luxembourg	100%
CNH Industrial Finance S.p.A.	Italy	100%
CNHI International S.A.	Switzerland	100%
FPT Industrial S.p.A.	Italy	100%
Iveco S.p.A.	Italy	100%
Iveco Espana S.L.	Spain	100%
Iveco France SAS	France	100%

D. Property, Plant and Equipment
As of December 31, 2019, we owned 67 manufacturing facilities. We also own other significant properties including spare parts depots, research laboratories, test tracks, warehouses and office buildings.
We make capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and improve capacity, and for maintenance and engineering. In 2019, our total capital expenditures in long-lived assets, excluding assets sold with buy-back commitments and equipment on operating leases, were $637 million of which 15% was spent in North America, 7% in South America, 72% in Europe and 6% in Rest of World. These capital expenditures were funded through a combination of cash generated from operating activities and borrowings under short-term facilities. In 2018, our total capital expenditures were $558 million. The increased capital expenditures in 2019 from 2018 is related to our investment cycles, particularly for product enhancements, and primarily to our efforts on sustainability programs which include investments in digitalization, alternative propulsion, and automation.
The following table provides information about our manufacturing and engineering facilities as of December 31, 2019:

Location	Primary Functions	Approximate Covered Area (Sqm/ 000)
Italy
Modena	Components (Agriculture and Construction)	102
S. Matteo	R&D center (Agriculture)	51
Jesi	Tractors	77
Lecce	Wheel loaders, compact track loaders, telehandlers; graders; R&D center	130
Piacenza	Quarry and construction vehicles; R&D center	64
Brescia	Medium vehicles, cabs, chassis; R&D center	276
Suzzara	Light vehicles; R&D center	170
Brescia	Firefighting vehicles; R&D center	28
Bolzano	Defense vehicles; R&D center	83
Torino	R&D center (Commercial and Specialty Vehicles)	41
Torino	R&D center (Powertrain)	28
Torino	Engines (marine & powertrain)	142
Torino	Transmissions and axles	239
Foggia	Engines; drive shafts; R&D center	151
Pregnana Milanese	Engines	31
S. Mauro	Excavators; R&D center	57
United States
New Holland	Hay & Forage; R&D center	104
Grand Island	Tractors and combines	128
Benson	Sprayers, cotton pickers; R&D center	41
Burlington	Backhoe loaders, forklift trucks; R&D center	91
Fargo	Tractors, wheeled loaders; R&D center	88
Goodfield	Soil management equipment; R&D center	39
Racine	Tractors, transmissions	105
Mt. Joy	R&D center (Agriculture)	11
Wichita	Skid steer loaders; R&D center	46
Burr Ridge (Hinsdale)	R&D center (Agriculture, Construction and Diesel engines)	44
St. Nazianz	Self-propelled sprayers	24
Mt. Vernon	Tracks	7
France
Coex	Grape Harvesters; R&D center	26
Croix	Cabins (Agriculture)	12

Tracy-Le-Mont	Hydraulic cylinders (Agriculture and Construction)	16
Annonay	Buses (Coaches & City); R&D center	114
Venissieux	R&D center (Commercial and Specialty Vehicles)	18
Rorthais	Buses (City); R&D center	29
Fourchambault	Engines (remanufacturing)	29
Bourbon Lancy	Engines; R&D center	107
Fecamp	Engines (power generation units)	16
Brazil
Belo Horizonte	Crawler excavators, crawler dozers, wheel loaders, graders, backhoe loaders; R&D center	70
Curitiba	Combines and tractors; R&D center	103
Piracicaba	Sugar cane harvesters, coffee harvesters, sprayers; R&D center	21
Sorocaba	Combines and other Agriculture; R&D center	160
Sete Lagoas	Heavy, medium and light vehicles; R&D center	100
Sete Lagoas	Defense vehicles	19
Sete Lagoas	Engines; R&D center	14
Germany
Ulm	Firefighting vehicles; R&D center	35
Ulm	R&D center (Commercial and Specialty Vehicles)	144
China
Harbin	Combines, tractors, balers; R&D center	121
Chongqing	Engine; R&D centers	76
Urumqi	Cotton pickers	10
Argentina
Cordoba	Engines	20
Cordoba	(Medium/Heavy) Trucks and buses; R&D center	94
Cordoba	Tractors and combines	30
Belgium
Antwerp	Components (Agriculture)	77
Zedelgem	Combines, forage harvesters and balers; R&D center	154
Spain
Madrid	Heavy vehicles; R&D center	134
Valladolid	Light vehicles, heavy cab components	81
India
Pithampur	Backhoe loaders, earth compactors; R&D center	29
Pune	Sugar cane harvesters and combines; R&D center	77
Noida	Tractors; R&D center	82
Poland
Plock	Combines, balers and headers; R&D center	129
Kutno	Row crop, cultivators, harvesters; R&D center	33
Australia
Dandenong	Trucks (heavy); R&D center	42
Cowra	Tillage; R&D center	5
Others
Basildon (U.K.)	Tractors; R&D center	129
Överum (Sweden)	Ploughs; R&D center	49
Saskatoon (Canada)	Sprayers, seeders; R&D center	61
St. Valentin (Austria)	Tractors; R&D center	53

Vysoke Myto (Czech Republic)	Buses (City & Intercity); R&D center	125
Queretaro (Mexico)	Components (Agriculture and Construction)	15
Naberezhnye Chelny (Russia)	Tractors and combines	50
Rosslyn (South Africa)	Trucks and buses (Intercity); R&D center	55
Arbon (Switzerland)	R&D center (Powertrain)	6
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
Our operations and the activities of our employees, contractors and agents around the world are also subject to the laws and regulations of numerous countries, including the United States. These laws and regulations include data privacy requirements, labor relations laws, tax laws, antitrust regulations, prohibitions on payments to governmental officials, federal and state environmental regulations, import and trade restrictions and export requirements. Any such violations could also result in prohibitions on our ability to offer our products and services in one or more countries and could have a material adverse effect on our business, results of operations and financial condition.
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
For further information, see “Note 14: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2019 as well as “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operations—Costs of ongoing compliance with, or failure to comply with, increasingly stringent environmental, health and safety laws could have an adverse effect on our results of operations”; “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operations—We are subject to extensive anti-corruption and antitrust laws and regulations”; “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operations—Changes in privacy laws could disrupt our business”; “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operations—We face risk associated with employment relationships” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operations—International trade policies may impact demand for our products and our competitive position”.

Item 4A.	Unresolved Staff Comments
None.

Item 5.	Operating and Financial Review and Prospects
The discussion in “Item 5. Operating and Financial Review and Prospects” should be read in conjunction with our consolidated financial statements for the years ended December 31, 2019, 2018 and 2017.
The results presented in this annual report are prepared with the U.S. dollar as the reporting currency and in accordance with U.S. GAAP.
2017 figures included in the following section have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (ASC 606), retirement benefit accounting (ASU 2017-07) and statement of cash flows - restricted cash (ASU 2016-18).

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
The Company’s segments consist of: (i) Agriculture (ii) Construction, (iii) Commercial and Specialty Vehicles, (iv) Powertrain, and (v) Financial Services. Our Industrial Activities include Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, as well as corporate functions.
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
For Agriculture, the key factors influencing sales are the level of net farm income which is influenced by commodity prices, and, to a lesser extent, general economic conditions, interest rates and the availability of financing and related subsidy programs. Variations by region and product are also attributable to differences in typical climate and farming calendars, as well as extraordinary weather conditions. For additional discussion regarding the principal factors affecting results for Agriculture, see “Item 4. Information on the Company—B. Business Overview—Industry Overview—Agriculture.”
For Construction, segmentation varies by regional market: in developed markets, demand is oriented toward more sophisticated machines that increase operator productivity, while in developing markets, demand is oriented toward more utilitarian models with greater perceived durability. Sales levels for heavy construction equipment are particularly dependent on the expected level of major infrastructure construction and repair projects, which is a function of expected economic growth and government spending. For light construction equipment, the principal factor influencing demand is the level of residential and commercial construction, remodeling and renovation, which is influenced in turn by interest rates and availability of financing, as well as, in the residential sector, levels of disposable income and, in the commercial sector, the broader economic cycle. For additional discussion regarding the principal factors affecting results for Construction, see “Item 4. Information on the Company—B. Business Overview—Industry Overview—Construction.”
Regional variations in demand for Commercial and Specialty Vehicles are influenced by differences in economic conditions, levels of infrastructure development and physical geography, all of which lead to differing transport requirements. Demand for medium and heavy trucks tends to be closely aligned with the economic and capital investment cycle including the general level of interest rates and, in certain countries, governmental subsidy programs, particularly in more developed markets. In developing countries, the processes of industrialization and infrastructure development generally drive long-term growth trends. In the short term, however, demand for light vehicles is closely correlated to the level of economic activity which drives levels of vehicle utilization and, accordingly, the need for new vehicles. For additional discussion regarding the principal factors affecting results for Commercial and Specialty Vehicles, see “Item 4. Information on the Company—B. Business Overview—Industry Overview—Commercial and Specialty Vehicles.”
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

Demand for services and service-related products, including parts, is a function of the nature and extent of the use of the related agricultural and construction equipment or commercial and specialty vehicles. The after-sales market is historically less volatile than the new market and, therefore, helps reduce the impact on operating results of fluctuations in new sales.
Our segments (or our principal businesses) have a different geographic mix. As a result, the performance of Agriculture and Construction correlates more closely to the U.S. economic cycle, while the performance of Commercial and Specialty Vehicles is more directly tied to the European economic cycle.
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
Our results are also affected by changes in foreign exchange rates from period to period, mainly due to the difference in geographic distribution between our manufacturing activities and our commercial activities, resulting in cash flows from exports denominated in currencies that differ from those associated with production costs. In addition, our consolidated financial statements are expressed in U.S. dollars and are therefore subject to movements in exchange rates upon translation of the financial statements of subsidiaries whose functional currency is not the U.S. dollar. Generally, a strengthening of the euro against the U.S. dollar has a positive translation impact on the consolidated revenues of CNH Industrial because a significant portion arise from European operations, particularly the operations of Agriculture, Commercial and Specialty Vehicles and Powertrain. However, the positive translation impact on revenue is significantly offset by the negative exchange transaction impact on costs since purchases are predominantly denominated in euro for our worldwide operations. The reverse impact to revenues and cost occurs with a weakening of the euro against the U.S. dollar. For additional information regarding the effect on us of changes in interest rates and exchange rates, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, Strategy and Operations—We are subject to exchange rate fluctuations, interest rate changes and other market risks.”
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
Non-GAAP Financial Measures
We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the reader’s ability to assess our financial performance and financial position. These measures facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These financial measures have no standardized meaning under U.S. GAAP and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP.
As of December 31, 2019, our primary non-GAAP financial measures are defined as follows:
Adjusted EBIT
Adjusted EBIT is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment costs, foreign exchange gains/(losses) and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. We provide a reconciliation of Net Income (Loss), the most directly comparable U.S. GAAP financial measure included in our consolidated statements of operations, to Adjusted EBIT.

Adjusted EBITDA
Adjusted EBITDA is defined as Adjusted EBIT plus depreciation and amortization including on assets sold under operating leases and assets sold under buy-back commitments. We provide a reconciliation of Net Income (Loss), the most directly comparable U.S. GAAP financial measure included in our consolidated statements of operations, to Adjusted EBITDA.
Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)
Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets, and derivative hedging debt. We provide a reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in our consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using the Net Debt of Industrial Activities.
Revenues on a Constant Currency Basis
We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year average exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange (“FX”) rate fluctuations.
Free Cash Flow of Industrial Activities
Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations. We provide a reconciliation of Net cash provided by (used in) Operating Activities, the most directly comparable U.S. GAAP financial measure included in our consolidated statements of cash flows, to Free Cash Flow of Industrial Activities.
A. Operating Results
The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Note 22: Supplemental Information” to our consolidated financial statements for the year ended December 31, 2019, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Industrial Activities include the Financial Services business on the equity basis of accounting. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.
Planned Spin-off of On-Highway Business
On September 3, 2019, the Company announced its intention to separate its "On-Highway" (commercial vehicles and powertrain) and "Off-Highway" (agriculture, construction and specialty vehicles) businesses. The separation is expected to be effected through the spin-off of CNH Industrial N.V.’s equity interest in the "On-Highway" business to CNH Industrial N.V. shareholders. The proposed spin-off is expected to be completed in early 2021, subject to approval at an Extraordinary General Meeting of shareholders. In order to preserve the operational effectiveness of the Off-Highway business, the Company intends to enter into a long-term supply agreement on Powertrain-related components. Additionally, the Company expects to guarantee continuous financial services support to both entities as a clear competitive advantage in tailoring the financial product offering to our customers needs.

2019 Compared to 2018
Consolidated Results of Operations

	2019	2018
	(in millions)
Revenues:
Net sales	$26,149	$27,831
Finance, interest and other income	1,930	1,875
Total Revenues	28,079	29,706
Costs and Expenses:
Cost of goods sold	21,832	22,958
Selling, general and administrative expenses	2,216	2,351
Research and development expenses	1,030	1,061
Restructuring expenses	109	61
Interest expense	798	812
Other, net	924	997
Total Costs and Expenses	26,909	28,240
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,170	1,466
Income taxes	271	(417)
Equity in income of unconsolidated subsidiaries and affiliates	13	50
Net income (loss)	1,454	1,099
Net income attributable to noncontrolling interests	32	31
Net income (loss) attributable to CNH Industrial N.V.	$1,422	$1,068
Revenues
We recorded revenues of $28,079 million in 2019, a decrease of 5.5% (down 1.7% on a constant currency basis) compared to 2018. This decrease is primarily due to a decrease of 6.0% (a decrease of 2.1% on a constant currency basis) compared to the prior year in net sales of Industrial Activities.
Cost of Goods Sold
Cost of goods sold were $21,832 million in 2019 compared with $22,958 million in 2018, a decrease of 4.9% year over year due to the decrease in net sales, partially offset by higher product costs as a result of increased raw material costs and tariffs. In 2019, cost of goods sold also includes asset optimization charges of $165 million due to actions included in the “Transform2Win” strategy. As a percentage of net sales of Industrial Activities, cost of goods sold was 83.5% in 2019 compared with 82.5% in 2018.
Selling, General and Administrative Expenses
SG&A expenses amounted to $2,216 million in 2019 (7.9% of revenues) compared to $2,351 million in 2018 (7.9% of revenues).
Research and Development Expenses
In 2019, R&D expenses were $1,030 million compared to $1,061 million in 2018. The expense in both years was primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.

Restructuring Expenses
The Company incurred restructuring costs of $109 million and $61 million for the years ended December 31, 2019 and 2018, respectively. The current year expenses were primarily attributable to actions taken by CNH Industrial in the context of the "Transform2Win" strategy announced on September 3, 2019. Restructuring costs recognized in the period primarily relate to asset write-offs related to the closure of two plants and other activities related to the previously announced launch of a new organization structure focused on operating segments.
Interest Expense
Interest expense was $798 million in 2019 compared to $812 million in 2018. The interest expense attributable to Industrial Activities, net of interest income and eliminations, was $282 million in 2019 compared to $368 million in 2018, a decrease of $86 million over 2018. The decrease was primarily attributable to the refinancing and early retirement of certain high-yield debt, as well as lower average indebtedness. In 2019, interest expense included a charge of $27 million related to the repurchase of of €380 million (equivalent to $420 million) in aggregate of certain outstanding CNH Industrial Finance Europe S.A. notes. In 2018 interest expense included a charge of $22 million related to the repurchase of a portion of the CNH Industrial Finance Europe S.A. 2.875% Note.
Other, net
Other, net expenses were $924 million and included a pre-tax gain of $119 million ($90 million net of tax impact) as a result of the Benefit Modification Amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, a $116 million pre-tax non-cash settlement charge ($88 million net of tax impact) resulting from the purchase of a group annuity contract to settle a portion of the outstanding U.S. pension obligations, and foreign exchange losses of $56 million. In 2018, Other, net expenses were $997 million and included a pre-tax gain of $80 million due to the above-mentioned Benefit Modification Amortization and foreign exchange losses of $171 million.
Income Taxes

	2019	2018
	(in millions, except percentages)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$1,170	$1,466
Income taxes	$(271)	$417
Effective tax rate	(23.2)%	28.4%

In 2019, income taxes were a benefit of $271 million, compared to an expense of $417 million in 2018. The effective tax rates for 2019 and 2018 were (23.2)% and 28.4%, respectively. The negative 2019 effective tax rate was primarily caused by the $539 million non-cash tax benefit included in the Company’s results for the three and nine-month periods ending September 30, 2019, and associated with releasing valuation allowances on certain deferred tax assets. In addition, the Company’s 2019 tax rate was positively impacted by a favorable geographic mix of pre-tax earnings, increased tax credits and incentives in multiple jurisdictions and a reduced impact of tax contingencies associated with uncertain tax positions. Excluding the tax impacts related to restructuring, the Benefit Modification Amortization, the charge for the purchase of a group annuity contract, the asset optimization charges taken due to actions included in the "Transform2Win" strategy, the charges for the repurchase of notes, and the $539 million non-cash tax benefit, the effective tax rate for 2019 would have been 22%.
In 2018, income taxes totaled $417 million, including a tax benefit of $8 million due to the U.S. Tax Act, as well as the tax on restructuring costs of $61 million ($52 million after tax) and, charges for the repurchase and early redemption of notes of $22 million ($22 million after tax). Excluding the impact of these items and the $12 million impact of placing a valuation allowance against deferred tax assets in certain jurisdictions during the year, the effective tax rate would have been 27%.
Equity in Income of Unconsolidated Subsidiaries and Affiliates
Equity in income of unconsolidated subsidiaries and affiliates was $13 million in 2019, compared to $50 million in 2018. The decrease in equity in income of unconsolidated subsidiaries and affiliates was mainly due to lower results of the joint ventures in Rest of World.

Industrial Activities and Business Segments
The following tables show revenues, Adjusted EBIT and Adjusted EBITDA by segment. We have also included a discussion of our results by Industrial Activities and each of our segments.

	2019	2018	% Change	% Change excl. FX
	(in millions, except percentages)
Revenues:
Agriculture	$10,959	$11,682	(6.2)%	(3.4)%
Construction	2,768	3,021	(8.4)%	(6.4)%
Commercial and Specialty Vehicles	10,439	10,939	(4.6)%	0.9%
Powertrain	4,117	4,565	(9.8)%	(5.0)%
Eliminations and other	(2,134)	(2,376)
Total Net sales of Industrial Activities	$26,149	$27,831	(6.0)%	(2.1)%
Financial Services	2,011	1,989	1.1%	3.4%
Eliminations and other	(81)	(114)
Total Revenues	$28,079	$29,706	(5.5)%	(1.7)%

	2019	2018	$ Change	2019 Adj EBIT Margin	2018 Adj EBIT Margin
	(in millions, except percentages)
Adjusted EBIT by segment:
Agriculture	$897	$1,036	$(139)	8.2%	8.9%
Construction	51	91	(40)	1.8%	3.0%
Commercial and Specialty Vehicles	224	299	(75)	2.1%	2.7%
Powertrain	363	406	(43)	8.8%	8.9%
Eliminations and other	(145)	(247)	102
Total Industrial Activities	$1,390	$1,585	$(195)	5.3%	5.7%
Financial Services	490	516	(26)	24.4%	25.9%
Total Adjusted EBIT	$1,880	$2,101	$(221)	6.7%	7.1%

	2019	2018	$ Change	2019 Adj EBITDA Margin	2018 Adj EBITDA Margin
	(in millions, except percentages)
Adjusted EBITDA by segment:
Agriculture	$1,178	$1,339	$(161)	10.7%	11.5%
Construction	106	152	(46)	3.8%	5.0%
Commercial and Specialty Vehicles	729	890	(161)	7.0%	8.1%
Powertrain	487	536	(49)	11.8%	11.7%
Eliminations and other	(143)	(246)	103
Total Industrial Activities	$2,357	$2,671	$(314)	9.0%	9.6%
Financial Services	738	767	(29)	36.7%	38.6%
Total Adjusted EBITDA	$3,095	$3,438	$(343)	11.0%	11.6%
Net sales of Industrial Activities were $26,149 million for the year, down 6% compared to the prior year (down 2.1% on a constant currency basis) driven by decreased revenues in each Industrial Activities segment.

Adjusted EBIT of Industrial Activities was $1,390 million in the full year 2019 ($1,585 million in 2018), with an Adjusted EBIT margin of 5.3%, down 40 basis points ("bps") compared to 2018.
Adjusted EBITDA of Industrial Activities was $2,357 million for the full year 2019, a decrease of $314 million compared to full year 2018, with an Adjusted EBITDA margin of 9.0%, down 60 bps compared to 2018.
Business Segment Performance
Agriculture
Net Sales
The following table shows Agriculture net sales by geographic region in 2019 compared to 2018:
Agriculture Sales – by geographic region:

($ million)	2019	2018	% Change
North America	$3,943	$4,037	(2.3)%
Europe	3,876	4,059	(4.5)%
South America	1,611	1,625	(0.9)%
Rest of World	1,529	1,961	(22.0)%
Total	$10,959	$11,682	(6.2)%
Net sales for Agriculture were $10,959 million in 2019, a 6.2% decrease (down 3.4% on a constant currency basis) compared to 2018. The decrease was primarily driven by lower industry volumes in North America and Rest of World markets, coupled with actions to reduce dealer inventories in the second half of the year, partially offset by positive price realization performance across all geographies and sustained aftermarket activity.
For 2019, worldwide industry unit sales for tractors decreased 7% compared to 2018, while worldwide industry sales for combines were down 4% compared to 2018. In North America, industry volumes in the over 140 hp tractor market sector were down 3% and combines were down 7%. Industry volumes for under 140 hp tractors were up 2%. European markets were up 5% for tractors and down 16% for combines. In South America, tractor industry volumes decreased 13% and combine industry volumes decreased 5%. Rest of World markets decreased 10% for tractors and increased 2% for combines.
Adjusted EBIT
Adjusted EBIT was $897 million in 2019, compared to $1,036 million in 2018. Positive pricing, disciplined cost management, industrial efficiencies and a reduction in short-term incentive compensation expense were more than offset by lower wholesale volume and market and product mix, including negative industrial absorption primarily from the lower production levels (mainly in the second half of the year), as well as higher product costs as a result of increased raw material costs and tariffs. Adjusted EBIT margin decreased 70 bps to 8.2%.
Construction
Net Sales
The following table shows Construction net sales by geographic region in 2019 compared to 2018:
Construction Sales – by geographic region:

($ million)	2019	2018	% Change
North America	$1,397	$1,525	(8.4)%
Europe	493	517	(4.6)%
South America	344	345	(0.3)%
Rest of World	534	634	(15.8)%
Total	$2,768	$3,021	(8.4)%

Net sales for Construction were $2,768 million in 2019, an 8.4% decrease (down 6.4% on a constant currency basis) compared to 2018, as result of lower net sales in North America and Rest of World markets due to weaker market conditions and actions to reduce dealer inventory levels in the second half of the year, partially offset by positive price realization.
In 2019, construction equipment’s worldwide compact equipment industry sales were up 4% compared to 2018, while worldwide general equipment industry sales were down 1% compared to 2018 and worldwide road building and site equipment industry sales were down 9%.
Adjusted EBIT
Adjusted EBIT was $51 million in 2019 (down $40 million compared to 2018). Adjusted EBIT margin decreased 120 bps to 1.8%. Positive price realization was more than offset by unfavorable volume and mix in North America and Rest of World markets, including negative industrial absorption, and higher product costs primarily related to increased raw material costs and tariffs, and costs associated with our product quality excellence initiative.
Commercial and Specialty Vehicles
Net Sales
The following table shows Commercial and Specialty Vehicles net sales by geographic region in 2019 compared to 2018:
Commercial and Specialty Vehicles Sales – by geographic region:

($ million)	2019	2018	% Change
North America	$67	$25	n.m.
Europe	8,473	8,862	(4.4)%
South America	599	710	(15.6)%
Rest of World	1,300	1,342	(3.1)%
Total	$10,439	$10,939	(4.6)%
n.m. – not meaningful

Commercial and Specialty Vehicles' net sales were $10,439 million in 2019, a decrease of 4.6% from 2018 (up 0.9% on a constant currency basis), driven by increased deliveries in bus and specialty vehicles, sustained aftermarket activity and positive price realization, more than offset by reduced wholesale volumes in M&H trucks in both Europe, as we are transitioning to a new commercial policy and refreshed product offering, and South America, primarily due to low industry volume in Argentina.
In 2019, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, grew by 5% compared to 2018. The LCV market increased 9%, while the M&H truck market decreased by 1%. In South America, new truck registrations (GVW ≥3.5 tons) increased 17% compared to 2018, with an increase of 34% in Brazil, partially offset by a decrease of 41% in Argentina. In Rest of World, new truck registrations decreased 7% compared with 2018.
CNH Industrial’s estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 10.9%, down 0.7 percentage points ("p.p.") compared with 2018. In South America, in 2019, CNH Industrial’s market share decreased 1.9 p.p. to 7.6%.
During 2019, Commercial and Specialty Vehicles delivered approximately 138,000 vehicles (including buses and specialty vehicles), representing a 5% decrease from 2018. Volumes were 3% lower in LCV and 10% lower in M&H truck segments. Commercial and Specialty Vehicles’ deliveries decreased 4% in Europe, 13% in South America and 7% in Rest of World.
In 2019, Commercial and Specialty Vehicles' ratio of truck orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 0.99, an increase of 1% compared to 2018. In 2019, truck order intake in Europe decreased 3% compared to previous year.

The following tables show our unit deliveries by geographic area and by product in 2019 compared to 2018:
Commercial and Specialty Vehicles Deliveries – by geographic area:

(units in thousands)	2019	2018	% Change
France	24.3	24.9	(2.4)%
Germany & Switzerland	18.8	19.5	(3.6)%
U.K.	6.3	6.5	(3.1)%
Italy	23.1	24.0	(3.8)%
Iberia (Spain & Portugal)	10.8	11.4	(5.3)%
Rest of Europe	28.4	29.4	(3.4)%
Europe	111.7	115.7	(3.5)%
South America	11.2	12.9	(13.2)%
Rest of World	15.1	16.3	(7.4)%
Total Sales	138.0	144.9	(4.8)%
Naveco*	25.5	31.0	(17.7)%
Total	163.5	175.9	(7.0)%
(*)      Joint venture accounted for under the equity method
Commercial and Specialty Vehicles Deliveries– by product:

(units in thousands)	2019	2018	% Change
Medium & Heavy	34.6	38.7	(10.6)%
Light	90.6	93.1	(2.7)%
Buses	9.7	10.3	(5.8)%
Specialty vehicles**	3.1	2.8	10.7%
Total	138.0	144.9	(4.8)%
(**) Defense and firefighting vehicles
Adjusted EBIT
Adjusted EBIT was $224 million in 2019 ($299 million in 2018) and includes a $50 million gain realized in the third quarter from granting to Nikola Corporation access to certain Iveco technology as part of the $150 million in-kind contribution as consideration for our initial equity interest in Nikola. Adjusted EBIT was negatively impacted by higher product costs, foreign exchange transaction impacts, and the remeasurement of certain provisions completed in the fourth quarter, partially offset by favorable volume and mix, positive price realization and a reduction in short-term incentive compensation expense. Adjusted EBIT margin was 2.1% (2.7% in the full year 2018).
Powertrain
Net Sales
Powertrain net sales were $4,117 million in 2019, a decrease of 9.8% (down 5.0% on a constant currency basis) compared to 2018, due to lower sales volume. Sales to external customers accounted for 51% of total net sales (50% in 2018).
During 2019, Powertrain sold approximately 596,400 engines, a decrease of 3% compared to 2018. By major customer, 24% of engines were supplied to Commercial and Specialty Vehicles, 17% to Agriculture, 4% to Construction and the remaining 55% to external customers (units sold to third parties were down 2% compared to 2018). Additionally, Powertrain delivered approximately 64,100 transmissions, a decrease of 11% compared to 2018, and 168,200 axles, a decrease of 4% over 2018.

Adjusted EBIT
Adjusted EBIT was $363 million in 2019, a $43 million decrease compared to $406 million in 2018 due to unfavorable volume and mix and higher product development investment geared towards the “Transform2Win” strategy initiatives, partially offset by positive price realization and product cost efficiencies. Adjusted EBIT margin was 8.8% (8.9% in the full year of 2018).
Financial Services Performance
Finance, Interest and Other Income
Financial Services reported revenues of $2,011 million in 2019, an increase of 1.1% compared to 2018 (up 3.4% on a constant currency basis) primarily due to higher average portfolio.
Net Income
For the year ended December 31, 2019, net income was $361 million, a $24 million decrease compared to 2018, primarily attributable to margin reductions in dealer financing activities and higher credit provisions compared to a very favorable 2018.
In 2019, retail loan originations (including unconsolidated joint ventures) were $9.7 billion, down $0.4 billion compared to 2018, flat on a constant currency basis. The managed portfolio (including unconsolidated joint ventures) was $26.6 billion as of December 31, 2019 (of which retail was 61% and wholesale 39%), up $0.3 billion compared to December 31, 2018. Excluding the impact of currency translation, the managed portfolio increased $0.5 billion compared to 2018.
Reconciliation of Net Income (Loss) to Adjusted EBIT and Adjusted EBITDA
The following table includes the reconciliation of Adjusted EBIT and Adjusted EBITDA, non-GAAP financial measures, to net income, the most comparable U.S. GAAP financial measure.

	2019	2018	$ Change
	(in millions)
Net income	$1,454	$1,099	$355
Income tax expense	(271)	417	(688)
Interest expenses of Industrial Activities, net of interest income and eliminations	282	368	(86)
Foreign exchange (gains) losses, net	56	171	(115)
Finance and non-service component of Pension and other post-employment benefit costs (1)	63	(15)	78
Restructuring expenses	109	61	48
Other discrete items (2)	187	—	187
Adjusted EBIT	$1,880	$2,101	$(221)
Depreciation and Amortization	660	703	(43)
Depreciation of assets under operating leases and assets sold with buy-back commitments	555	634	(79)
Adjusted EBITDA	$3,095	$3,438	$(343)

(1)
In the year ended December 31, 2019 and 2018, this item includes the pre-tax gain of $119 million and $80 million, respectively, as a result of the amortization over approximately 4.5 years of the $527 million passive income impact from the modification of a healthcare plan in the U.S. In the year ended December 31, 2019, this item also includes a $116 million pre-tax non-cash settlement charge resulting from the purchase of a group annuity contract to settle a portion of the outstanding U.S. pension obligations.

(2)	In the year ended December 31, 2019, this item mainly includes other asset optimization charges for $165 million due to actions included in the “Transform2Win” strategy.

2018 Compared to 2017
Consolidated Results of Operations

	2018	2017
	(in millions)
Revenues:
Net sales	$27,831	$25,769
Finance, interest and other income	1,875	1,932
Total Revenues	29,706	27,701
Costs and Expenses:
Cost of goods sold	22,958	21,572
Selling, general and administrative expenses	2,351	2,315
Research and development expenses	1,061	957
Restructuring expenses	61	93
Interest expense	812	940
Other, net	997	1,165
Total Costs and Expenses	28,240	27,042
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,466	659
Income taxes	(417)	(457)
Equity in income of unconsolidated subsidiaries and affiliates	50	88
Net income	1,099	290
Net income (loss) attributable to noncontrolling interests	31	18
Net income attributable to CNH Industrial N.V.	$1,068	$272
Revenues
We recorded revenues of $29,706 million in 2018, an increase of 7.2% (up 6.7% on a constant currency basis) compared to 2017. The increase was primarily due to an increase of 8.0% (increase of 7.3% on a constant currency basis) compared to the prior year in net of Industrial Activities.
Cost of Goods Sold
Cost of goods sold were $22,958 million in 2018 compared with $21,572 million in 2017, an increase year over year due to the increase in revenues. As a percentage of net sales of Industrial Activities, cost of goods sold was 82.5% in 2018 compared with 83.7% in 2017.
Selling, General and Administrative Expenses
SG&A expenses amounted to $2,351 million in 2018 (7.9% of revenues), compared to $2,315 million in 2017 (8.4% of revenues).
Research and Development Expenses
In 2018, R&D expenses were $1,061 million compared to $957 million in 2017. The expense in both years was primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.
Restructuring Expenses
The Company incurred restructuring costs of $61 million in 2018 and $93 million in for the years ended December 31, 2018 and 2017, respectively. These costs were as follows:

• In 2018, Commercial and Specialty Vehicles and Agriculture recorded $30 million and $26 million respectively, which were primarily attributable to actions as part of the Company's Efficiency Program launched in 2014.
• In 2017, Commercial and Specialty Vehicles recorded $69 million mainly due to additional capacity realignment in the firefighting business and actions to reduce selling, general and administrative expenses as part of the Efficiency Program. Agriculture recorded $14 million, mainly as a result of footprint rationalization actions included in the Efficiency Program.
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
Income taxes totaled $417 million in 2018, including a tax benefit of $8 million due to the U.S. Tax Act as well as the tax on restructuring costs of $61 million ($52 million after tax). The effective tax rate was also affected by charges for the repurchase and early redemption of notes of $22 million ($22 million after tax). Excluding the impact of these items and the $12 million impact of placing a valuation allowance against deferred tax assets in certain jurisdictions during the year, the effective tax rate for 2018 would have been 27%. The effective tax rate reduction in 2018 was primarily caused by the difference in tax accruals attributable to the U.S. Tax Act and other tax law changes, a reduced negative impact of recording valuation allowances against certain of our deferred tax assets, a more favorable geographic mix of pre-tax earnings, and a reduced U.S. tax rate pursuant to the U.S. Tax Act.
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
Equity in Income of Unconsolidated Subsidiaries and Affiliates
Equity in income of unconsolidated subsidiaries and affiliates was $50 million in 2018, compared to $88 million in 2017. The decrease in equity in income of unconsolidated subsidiaries and affiliates was mainly due to lower results of the joint ventures in Rest of World.

Industrial Activities and Business Segments
The following tables show revenues and operating profit broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	2018	2017	% Change	% Change excl. FX
	(in millions, except percentages)
Revenues:
Agriculture	$11,682	$10,683	9.4%	10.4%
Construction	3,021	2,530	19.4%	20.2%
Commercial and Specialty Vehicles	10,939	10,562	3.6%	1.3%
Powertrain	4,565	4,369	4.5%	1.4%
Eliminations and other	(2,376)	(2,375)
Total Net sales of Industrial Activities	27,831	25,769	8.0%	7.3%
Financial Services	1,989	2,028	(1.9)%	(0.5)%
Eliminations and other	(114)	(96)
Total Revenues	$29,706	$27,701	7.2%	6.7%

	2018	2017	$ Change	2018 Adj EBIT Margin	2017 Adj EBIT Margin
	(in millions, except percentages)
Adjusted EBIT by segment:
Agriculture	$1,036	$791	$245	8.9%	7.4%
Construction	91	(16)	107	3.0%	(0.6)%
Commercial and Specialty Vehicles	299	195	104	2.7%	1.8%
Powertrain	406	360	46	8.9%	8.2%
Eliminations and other	(247)	(187)	(60)
Total Industrial Activities	$1,585	$1,143	$442	5.7%	4.4%
Financial Services	516	497	19	25.9%	24.5%
Total Adjusted EBIT	$2,101	$1,640	$461	7.1%	5.9%

	2018	2017	$ Change	2018 Adj EBITDA Margin	2017 Adj EBITDA Margin
	(in millions, except percentages)
Adjusted EBITDA by segment:
Agriculture	$1,339	$1,106	$233	11.5%	10.4%
Construction	152	49	103	5.0%	1.9%
Commercial and Specialty Vehicles	890	735	155	8.1%	7.0%
Powertrain	536	488	48	11.7%	11.2%
Eliminations and other	(246)	(187)	(59)
Total Industrial Activities	$2,671	$2,191	$480	9.6%	8.5%
Financial Services	767	799	(32)	38.6%	39.4%
Total Adjusted EBITDA	$3,438	$2,990	$448	11.6%	10.8%
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

Adjusted EBITDA of Industrial Activities was $2,671 million in 2018 an increase of $480 million (or up 22%) compared to 2017, with an Adjusted EBITDA margin of 9.6%, up 1.1 p.p. compared to 2017.
Industrial Activities Performance by Business
Agriculture
Net Sales
The following table shows Agriculture net sales by geographic region in 2018 compared to 2017:
Agriculture Sales – by geographic region:

($ million)	2018	2017	% Change
North America	$4,037	$3,568	13.1%
Europe	4,059	3,595	12.9%
South America	1,625	1,657	(1.9)%
Rest of World	1,961	1,863	5.3%
Total	$11,682	$10,683	9.4%
Net sales for Agriculture were $11,682 million in 2018, a 9.4% increase (up 10.4% on a constant currency basis) compared to 2017. The increase was driven by a sustained price realization performance, coupled with a stabilization of end-user demand in most of our markets, including emerging evidence of a replacement cycle in the row crop sector in North America.

For 2018, worldwide agricultural equipment's industry unit sales increased 3%. In North America, industry volumes in the over 140 hp tractor market sector were up 5% and combines were up 10%. Industry volumes for under 140 hp segment were up 6%. Europe markets were down 8% for tractors and up 4% for combines. South America tractor industry volumes decreased 1% and combine industry volumes increased 10%. Rest of World markets increased 3% for tractors and 2% for combines.

Adjusted EBIT
Adjusted EBIT was $1,036 million in 2018 ($791 million in 2017). The increase was mainly due to positive net price realization and favorable volume in most of our regions, partially offset by the sustained investment in product development, related primarily to precision farming and compliance with Stage V emission regulations. Adjusted EBIT margin increased 1.5 p.p. to 8.9%.
Construction
Net Sales
The following table shows Construction net sales by geographic region in 2018 compared to 2017:
Construction Sales – by geographic region:

($ million)	2018	2017	% Change
North America	$1,525	$1,307	16.7%
Europe	517	434	19.1%
South America	345	300	15.0%
Rest of World	634	489	29.7%
Total	$3,021	$2,530	19.4%
Net sales for Construction were $3,021 million in 2018, a 19.4% increase (up 20.2% on a constant currency basis) compared to 2017 primarily due to increased end-user demand in all regions and favorable net price realization.

In 2018, construction equipment's worldwide heavy industry volumes were up 20% and light industry volumes were up 17% compared to 2017. Overall industry volumes increased in all regions.
Adjusted EBIT
Adjusted EBIT was $91 million in 2018 (up $107 million compared to 2017). Adjusted EBIT margin increased 3.6 p.p. to 3.0%. The increase was due to higher sales volume, favorable mix, and positive net price realization, more than offsetting raw material cost increases, mainly in North America
Commercial and Specialty Vehicles
Net Sales
The following table shows Commercial and Specialty Vehicles net sales by geographic region in 2018 compared to 2017:
Commercial and Specialty Vehicles Sales – by geographic region:

($ million)	2018	2017	% Change
North America	$25	$20	n.m.
Europe	8,862	8,039	10.2%
South America	710	837	(15.2)%
Rest of World	1,342	1,666	(19.4)%
Total	$10,939	$10,562	3.6%
Commercial and Specialty Vehicles net sales were $10,939 million in 2018, increased 3.6% (up 1.3% on a constant currency basis), as a result of positive pricing and a favorable product mix.

In 2018, the European truck market (GVW 3.5 tons), excluding U.K. and Ireland, grew by 8% compared to 2017. The light vehicles market (“LCV”) (GVW 3.5-7.49 tons) increased 11%, while the Medium and Heavy (“M&H”) Truck market (GVW 7.5 tons) increased 5%. In South America, new truck registrations (GVW 3.5 tons) increased 24% compared to 2017, with an increase of 46% in Brazil, partially offset by a decrease of 17% in Argentina. In Rest of World, new truck registrations slightly increased (up 1%) compared with 2017.

The Company’s estimated market share in the European truck market (GVW 3.5 tons), excluding U.K. and Ireland, was 11.6%, down 1.2 p.p. compared with 2017. In South America in 2018, the Company’s market share decreased 2.3 p.p. to 9.6%.

During 2018, Commercial and Specialty Vehicles delivered approximately 144,900 vehicles (including buses and specialty vehicles), representing a 5% decrease from 2017. Volumes increased 2% in LCV and decreased 20% in M&H truck segments. Commercial and Specialty Vehicles’ deliveries decreased 4% in Europe, 7% in South America and 17% in Rest of World.

In 2018, Commercial and Specialty Vehicles' ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 0.98, a decrease of 5% compared to 2017. In 2018, truck order intake in Europe decreased 7% compared to previous year.

The following tables show our unit deliveries by geographic area and by product in 2018 compared to 2017:
Commercial and Specialty Vehicles Deliveries – by geographic area:

(units in thousands)	2018	2017	% Change
France	24.9	22.9	8.7%
Germany & Switzerland	19.5	20.7	(5.8)%
U.K.	6.5	7.2	(9.7)%
Italy	24.0	23.9	0.4%
Iberia (Spain & Portugal)	11.4	14.2	(19.7)%
Rest of Europe	29.4	38.2	(23.0)%
Europe	115.7	127.1	(9.0)%
South America	12.9	13.8	(6.5)%
Rest of World	16.3	11.5	41.7%
Total Sales	144.9	152.4	(4.9)%
Naveco*	31.0	31.3	(1.0)%
Total	175.9	183.7	(4.2)%
(*) Joint venture accounted for under the equity method
Commercial and Specialty Vehicles Deliveries – by product:

(units in thousands)	2018	2017	% Change
Medium & Heavy	38.7	48.4	(20.0)%
Light	93.1	91.0	2.3%
Buses	10.3	10.3	0.0%
Specialty vehicles**	2.8	2.7	3.7%
Total	144.9	152.4	(4.9)%
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
Powertrain
Net Sales
Powertrain net sales were $4,565 million in 2018, an increase of 4.5% (up 1.4% on a constant currency basis) compared to 2017 due to higher sales volumes in engine applications. Sales to external customers accounted for 50% of total net sales in 2018, up from 48% in 2017.
During 2018, Powertrain sold approximately 613,000 engines, an increase of 1% compared to 2017. By major customer, 25% of engines were supplied to Commercial and Specialty Vehicles, 16% to Agriculture, 4% to Construction and the remaining 55% to external customers (units sold to third parties were up 5% compared to 2017). Additionally, Powertrain delivered approximately 72,200 transmissions, an increase of 2% compared to 2017, and 175,700 axles, a decrease of 9% over 2017.
Adjusted EBIT
Adjusted EBIT was $406 million in 2018 ($360 million in 2017). The improvement was mainly due to a favorable product mix and manufacturing efficiencies, partially offset by higher product development spending. Adjusted EBIT margin increased to 8.9%.

Financial Services
Finance, Interest and Other Income
Financial Services reported revenues of $1,989 million in 2018, down 1.9% (down 0.5% on a constant currency basis) relative to 2017, primarily due to a lower average portfolio balance in North America.
Net Income
For the year ended December 31, 2018 net income was $385 million, a $67 million decrease compared to 2017, primarily attributable to the one-time tax benefit of $118 million recorded in 2017 as a result of the write-down of deferred tax liabilities in connection with the enactment of the U.S. Tax Act.
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

	2018	2017	$ Change
	(in millions)
Net income	$1,099	$290	$809
Income tax expense	417	457	(40)
Interest expenses of Industrial Activities, net of interest income and eliminations	368	482	(114)
Foreign exchange (gains) losses, net	171	124	47
Finance and non-service component of Pension and other post-employment benefit costs (1)	(15)	102	(117)
Restructuring expenses	61	93	(32)
Venezuelan re-measurement and impairment of assets, and 2017 year-end deconsolidation of Venezuelan operations	—	92	(92)
Adjusted EBIT	$2,101	$1,640	$461
Depreciation and Amortization	703	725	(22)
Depreciation of assets under operating leases and assets sold with buy-back commitments	634	625	9
Adjusted EBITDA	$3,438	$2,990	$448
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
We have identified five reporting units for the purpose of goodwill impairment testing: Agriculture, Construction, Commercial and Specialty Vehicles, Powertrain, and Financial Services. Impairment testing for goodwill is done at a reporting unit level. Under the goodwill impairment test, CNH Industrial’s estimate of the fair value of the reporting unit is compared with its carrying value. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. CNH Industrial has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary.
The vast majority of goodwill, representing approximately 97% of the total, as of December 31, 2019, related to Agriculture (68%), Construction (23%) and Financial Services (6%) and as such, the impairment testing of these reporting units is discussed in detail below.
The carrying values for each reporting unit include material allocations of our assets and liabilities and costs and expenses that are common to all of the reporting units. We believe that the basis for such allocations has been consistently applied and is reasonable.
We determine the fair value of our reporting units using multiple valuation methodologies, relying largely on an income approach but also incorporating value indicators from a market approach. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. The income approach is dependent on several critical management assumptions, including estimates of future sales in the discrete future period and the weighted average cost of capital (discount rate), and also less significant assumptions such as gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, and changes in working capital requirements. Discount rate assumptions include an assessment of the risk inherent in the future cash flows of the respective reporting units. Expected cash flows used under the income approach are developed in conjunction with our budgeting and forecasting process. Under the market approach, we estimate the fair value of the Agriculture and Construction reporting units using revenue and earnings before interest, tax, depreciation and amortization (“EBITDA”) multiples, and estimate the fair value of the Financial Services reporting unit using book value, tangible book value and interest margin multiples. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics as the respective reporting units. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same, or a similar, line of business or be subject to similar financial and business risks, including the opportunity for growth.
Goodwill and indefinite-lived other intangible assets are tested for impairment at least annually. In 2019 and 2018, we performed our annual impairment review as of December 31 and concluded that there was no impairment in either year. We evaluate events and changes in circumstances to determine if additional testing may be required.
The estimated fair values of the Agriculture, Construction and Financial Services reporting units exceeded the carrying value by approximately 143%, 28%, and 43% respectively. Thus, we did not recognize an impairment for the respective reporting units. While there is positive margin between the fair value and carrying value for the Construction reporting unit, the fair value can be significantly impacted by changes in assumptions used in the fair value valuation model including expected sales growth in the discrete future period, the weighted average cost of capital (discount rate), and also less significant assumptions such as expected improvements in margin, discount rates, long term growth rates along with other judgments. Based on our assessment of these circumstances, we have determined that the goodwill at the Construction reporting unit is at risk for impairment going forward should there be a deterioration of projected cash flows of the reporting unit as a result of the Company’s inability to successfully execute its plans to achieve further growth projections. Impairment assessments inherently involve management judgments regarding a number of assumptions such as those described above. Due to the many variables inherent in the estimation of a reporting unit’s fair value, differences in assumptions could have a material effect on the estimated fair value and could result in a goodwill impairment charge in a future period.
The sum of the fair values of our reporting units was in excess of our market capitalization at December 31, 2019. We believe that the difference between the fair value and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken into consideration.
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
Realization of the residual values is dependent on our future ability to market the assets under then-prevailing market conditions. We continually evaluate whether events and circumstances have occurred which impact the estimated residual values of the assets on operating leases. The used vehicle market was carefully monitored throughout 2019 to ensure that write-downs were properly determined; however, additional write-downs may be required if market conditions should deteriorate further.
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
Pension and Other Postemployment Benefits
As more fully described in “Note 12: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2019, we sponsor pension, healthcare and other postemployment plans in various countries. We actuarially determine the costs and obligations relating to such plans using several statistical and judgmental factors. These assumptions include discount rates, rates for expected returns on plan assets, rates for compensation increases, mortality rates, retirement rates, and healthcare cost trend rates, as determined by us within certain guidelines. To the extent actual experiences differ from our assumptions or our assumptions change, we may experience gains and losses that we have not yet recognized in our consolidated statements of operations but would be recognized in equity. For our pension and postemployment benefit plans, we recognize net gain or loss as a component of defined benefit plan cost for the year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of (1) the projected benefit obligation or (2) the fair or market value of the plan assets at year end. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of active employees, and by the average life expectancy for inactive employees expected to receive benefits under the plan.
In October 2014, the Society of Actuaries (“SOA”) in the U.S. issued an updated mortality table (“RP-2014”) and mortality improvement scale (“MP-2014”). Accordingly, CNH Industrial reviewed the historical mortality experience and demographic characteristics of its U.S. pension plan participants and has decided to adopt the variants of blue-collar tables of RP-2014 (with MP-2014 removed) as the base mortality tables. This table with a newer version of the mortality improvement scale, MP-2017, was used at December 31, 2017.
Subsequent to the Benefits Modification to the US Healthcare plan on April 16, 2018, the Company decided to change the base mortality table for the US Healthcare plan from the variants of blue-collar tables of RPH-2014 (with MP-2014 removed) to a no-collar variant which led to an increase of $4.3 million to the Company's benefit obligations at December 31, 2018. In addition, in 2018, CNH Industrial adopted the MP-2018 mortality improvement scale, which better reflects the actual recent experience over the previous mortality improvement scales. The adoption of the new mortality assumptions resulted in a total decrease of $3.6 million to the Company’s benefit obligations at December 31, 2018, of which, $3 million and $0.6 million were related to pension plans and healthcare plans, respectively.
In October 2019, the SOA issued an updated mortality base table ("Pri-2012") as well as an updated mortality improvement scale (“MP-2019”). The Pri-2012 mortality base table reflects more recent mortality experience, uses a larger data set than the previous base table and includes separate mortality rates for survivors of deceased participants still benefiting under the plans. In 2019, the Company adopted the variant of blue-collar tables of the Pri-2012 for the US pension plans and the no collar variant of the PriH-2012 for the US OPEB plans, including the new survivor mortality as well as MP-2019 mortality improvement scale. Management believes the new mortality assumptions most appropriately represent its plans’ experience and characteristics. The adoption of the new mortality assumptions resulted in a total decrease of $14 million to the Company’s benefit obligations at December 31, 2019, of which, $11 million and $3 million were related to pension plans and healthcare plans, respectively.
The following table shows the effects of a one percentage-point change in our primary actuarial assumptions on pension, healthcare and other postemployment benefit obligations and expense:

	2020 Benefit Cost		Year End Benefit Obligation
	One Percentage-Point Increase	One Percentage-Point Decrease	One Percentage-Point Increase	One Percentage-Point Decrease
	(in millions)
Pension benefits
Assumed discount rate	$(8)	$11	$(360)	$453
Expected long-term rate of return on plan assets	$(21)	$21	$—	$—
Healthcare benefits:
Assumed discount rate	$1	$2	$(32)	$37
Assumed health care cost trend rate (initial and ultimate)	$4	$(2)	$22	$(19)
Other benefits:
Assumed discount rate	$1	$(1)	$(38)	$45
Realization of Deferred Tax Assets
At December 31, 2019, we had net deferred tax assets on temporary differences and tax benefits arising from tax loss and credit carryforwards of $2.0 billion, of which $1.0 billion is not recognized in the financial statements. The corresponding totals at December 31, 2018 were $2.1 billion and $1.6 billion, respectively.
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

The above-mentioned $1.0 billion valuation allowance recorded in the consolidated financial statements at December 31, 2019 includes a full valuation allowance with respect to the deferred tax assets of our Brazilian industrial operations. These assets, on a gross basis, netted to $245 million, $165 million of which related to tax losses carried forward. During 2019, for the first time in several years, these operations emerged from cumulative pre-tax losses in recent years. These operations do not yet have a history of sustained profitability, particularly in the low-end of business cycles. Further, Brazil tax law places significant restrictions, as compared to many other jurisdictions, on how much taxable income can be offset by prior year tax losses during any tax period. The Company concluded it was appropriate to maintain the full valuation allowance placed against these deferred tax assets at December 31,2019. It is, however, possible that the Company may be required to recognize a significant portion of these deferred tax assets during 2020.
Contingent Liabilities
We are the subject of legal proceedings and tax issues covering a range of matters, which are pending in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the final outcome of such matters. The cases and claims against us often raise difficult and complex factual and legal issues, which are subject to many uncertainties, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction and the differences in applicable law. In the normal course of business, we consult with legal counsel and certain other experts on matters related to litigation, taxes and other similar contingent liabilities. We accrue a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. In the event an adverse outcome is probable, but an estimate is not determinable or is possible, the matter is disclosed.
B. Liquidity and Capital Resources
The following discussion of liquidity and capital resources principally focuses on our consolidated statements of cash flows and our consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the end of 2020. See “Item 3. Key Information—D. Risk Factors” for additional information concerning risks related to our business, strategy and operations.
Cash Flow Analysis
At December 31, 2019, we had cash and cash equivalents of $4,875 million, a decrease of $156 million or 3.1% from $5,031 million at December 31, 2018. Cash and cash equivalents at December 31, 2019 did not include restricted cash of $898 million ($772 million at December 31, 2018). The aggregate of cash and cash equivalents and restricted cash, which we consider to constitute our principal liquid assets (or “liquidity”), totaled $5,773 million at December 31, 2019, a decrease of $30 million, or 0.5%, from the total at the end of 2018 of $5,803 million.
Cash and cash equivalents are substantially flat compared to December 31, 2018 , and the $30 million decrease was mainly attributable to $496 million usage in working capital, the repurchase of notes, the distribution of annual dividend to CNH Industrial N.V.'s shareholders for $275 million and repurchase of common shares under the buy-back program for $57 million, partially offset by an increase in third party debt, mainly new issuances of bonds. At December 31, 2019, available liquidity was $11,247 million, inclusive of $5,474 million in undrawn committed facilities ($3,135 million at December 31, 2018), compared to $8,938 million at December 31, 2018.
The following table summarizes the changes to cash flows from operating, investing and financing activities for each of the years ended December 31, 2019, 2018 and 2017.

	2019	2018	2017
	(in millions)
Cash provided by (used in):
Operating activities	$1,826	$2,554	$2,865
Investing activities	(1,987)	(1,920)	(1,869)
Financing activities	206	(723)	(1,045)
Translation exchange differences	(75)	(308)	395
Net increase (decrease) in cash and cash equivalents	$(30)	$(397)	$346

Net Cash from Operating Activities
Cash provided by operating activities in 2019 totaled $1,826 million and comprised the following elements:

•	$1,454 million in net income;

•	plus $1,215 million in non-cash charges for depreciation and amortization ($660 million excluding assets sold with buy-back commitments and equipment on operating leases);

•	plus $189 million in losses on the disposal of assets and other non-cash items;

•	plus $27 million in cost of repurchase of notes;

•	less $2 million of undistributed loss of unconsolidated subsidiaries (netted against dividends received from equity investees);

•	plus changes in deferred income taxes of $(472) million less change in provisions of $93 million; and

•	plus $(496) million in change in working capital and other operating assets and liabilities.
In 2018, cash generated by operating activities during the year was $2,554 million as a result of cash generated from income-related inflows (calculated as net income plus amortization and depreciation, dividends, equity income, changes in other liabilities and deferred taxes, net of gains/losses on disposals and other non-cash items) for a total amount of $2,615 million, and of a $61 million decrease in cash resulting from an increase in working capital and other operating assets and liabilities.
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
Net Cash from Investing Activities
In 2019, cash used in investing activities was $1,987 million. The negative flows were primarily generated by:

•
investments in tangible and intangible assets that used $1,962 million in cash. Excluding investments for our long-term rental operations and relating to vehicles sold under buy-back commitments, investments amounted to $637 million;

•	$74 million employed in retail receivables, net of collections; and

•	less $61 million of proceeds from the sale of assets
In 2018, cash used in investing activities totaled $1,920 million. Expenditures on tangible and intangible assets totaled $1,902 million. Excluding investments for our long-term rental operations and relating to vehicles sold under buy-back commitments, investments amounted to $558 million in 2018. Net collections of receivables from retail financing activities amounted to $253 million, and the proceeds from the sale of assets amounted to $7 million.
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

The following table summarizes our investments in tangible assets by segment and intangible assets for each of the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
	(in millions)
Agriculture	$164	$148	$156
Construction	32	24	25
Commercial and Specialty Vehicles	226	170	132
Powertrain	90	85	86
Total Industrial Activities investments in tangible assets	512	427	399
Industrial Activities investments in intangible assets	121	123	89
Total Industrial Activities capital expenditures	633	550	488
Financial Services investments in tangible assets	—	—	1
Financial Services investments in intangible assets	4	8	3
Total Capital expenditures	$637	$558	$492
We incurred these capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and increase capacity, and for maintenance and engineering. The increase in capital expenditures in 2019 from 2018 is primarily related to our investment cycles, particularly for product enhancements, and primarily to our efforts on sustainability programs including investments in digitization, alternative propulsion, and automation.
Net Cash from Financing Activities
In 2019, cash provided by financing activities totaled $206 million, mainly attributable to a net increase in third party debt (net of repurchase of notes), partially offset by dividend payments to shareholders and common shares repurchases.
In 2018, cash used in financing activities totaled $723 million, mainly attributable to a reduction in third party debt of Industrial Activities (including the repurchase of a portion of the CNH Industrial Finance Europe S.A. 2.875% notes due 2021 guaranteed by CNH Industrial N.V.), dividend payments to shareholders and common share repurchases, partially offset by an increase in third party debt of Financial Services.
In 2017, cash used in financing activities totaled $1,045 million, mainly attributable to lower bank debt of Industrial Activities, reduction of third-party debt due to the repurchase/early redemption of notes and dividend payments to shareholders, partially offset by new bond issuances.
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
In July 2019, Fitch Ratings (“Fitch”) improved the outlook of CNH Industrial N.V. to positive from stable. Fitch also affirmed CNH Industrial N.V.’s and CNH Industrial Capital LLC’s long-term issuer default rating at “BBB-”. Current ratings for the Company are as follows:

	CNH Industrial N.V.(1)			CNH Industrial Capital LLC
	Long Term	Short Term	Outlook	Long Term	Short Term	Outlook
S&P	BBB	A-2	Stable	BBB	A-2	Stable
Fitch	BBB-	-	Positive	BBB-	F3	Positive
Moody’s	Baa3	-	Stable	Baa3	-	Stable
(1)     Includes treasury subsidiary, CNH Industrial Finance Europe S.A.
The Company’s debt is now fully investment grade, which the Company believes to permit access to funding at better rates.
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
Consolidated Debt
As of December 31, 2019, and 2018, our consolidated Debt was as detailed in the table below:

	Consolidated		Industrial Activities		Financial Services
	2019	2018	2019	2018	2019	2018
	(in millions)
Total Debt	$24,854	$24,445	$6,558	$6,347	$20,748	$20,436
We believe that Net Debt, defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets and derivatives hedging debt, is a useful analytical tool for measuring our effective borrowing requirements. This non-GAAP financial measure should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP. In addition, this non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.
We provide a separate analysis of Net Debt for Industrial Activities and Net Debt for Financial Services, to reflect the different cash flow management practices in the two activities. The separation between Industrial Activities and Financial Services represents a sub-consolidation based on the core business activities (industrial activities or financial services) of each CNH Industrial legal entity. The sub-consolidation for Industrial Activities also includes legal entities that perform centralized treasury activities, such as raising funding in the market and financing CNH Industrial legal entities, but do not, however, provide financing to third parties.

The calculation of Net Debt as of December 31, 2019 and 2018 and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, are shown below:

	Consolidated		Industrial Activities		Financial Services
	2019*	2018*	2019*	2018*	2019*	2018*
	(in millions)
Third party debt	$24,854	$24,445	$5,226	$5,211	$19,628	$19,234
Intersegment notes payable **	—	—	1,332	1,136	1,120	1,202
Total Debt ***	$24,854	$24,445	$6,558	$6,347	$20,748	$20,436
Less:
Cash and cash equivalents	4,875	5,031	4,407	4,553	468	478
Restricted cash	898	772	120	—	778	772
Intersegment notes receivables **	—	—	1,120	1,202	1,332	1,136
Other current financial assets	58	1	58	1	—	—
Derivatives hedging debt	(1)	(8)	(1)	(8)	—	—
Net Debt (Cash)	$19,024	$18,649	$854	$599	$18,170	$18,050
(*) Starting from December 31, 2019, we modified the definition of Net Debt and Net Debt of Industrial Activities in
order to include Other current financial assets. As a consequence, prior periods amounts have been recast accordingly.

(**)	The net intersegment (receivable)/payable balance owed by Financial Services relating to Industrial Activities was $(212) million and $66 million as of December 31, 2019 and 2018, respectively.

(***)
Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,332 million and $1,136 million at December 31, 2019 and 2018, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,120 million and $1,202 million at December 31, 2019 and 2018, respectively.

The increase in the Net Debt position from December 31, 2018 to December 31, 2019 was primarily due to the increase in the Net Debt of Industrial Activities, as a result of higher finished goods inventory due to the slowdown of industry demand in our Agriculture and Construction segments mainly in the second part of the year, a lower payables balance at the end of the year due to production cuts implemented to keep production in balance with retail performance and cash used to complete M&A transactions concluded during the course of the year.

The following table shows the change in Net Debt of Industrial Activities for 2019 and 2018:

($ million)	2019(*)	2018(*)
Net Debt of Industrial Activities at beginning of year	$(599)	$(903)
Adjusted EBITDA of Industrial Activities	2,357	2,671
Cash interest and taxes	(388)	(613)
Changes in provisions and similar**	(436)	(406)
Change in working capital	(753)	(496)
Operating cash flow of Industrial Activities	780	1,156
Investments in property, plant and equipment and intangible assets***	(633)	(550)
Other changes	(126)	(54)
Free Cash Flow of Industrial Activities	21	552
Capital increases and dividends****	(340)	(399)
Currency translation differences and other*****	64	151
Change in Net Debt of Industrial Activities	(255)	304
Net Debt of Industrial Activities at end of year	(854)	(599)
(*) Starting from December 31, 2019, we modified the definition of Net Debt and Net Debt of Industrial Activities in order to include other current financial assets. As a consequence, prior periods amounts have been recast accordingly.
(**) Including other cash flow items related to operating lease and buy-back activities.
(***) Excluding assets sold under buy-back commitments and assets under operating leases.
(****) Including share buy-back transactions
(*****) In the years ended December 31, 2019 and 2018, this item includes the charge of $27 million and $22 million, respectively, related to the repurchase of notes.
The following table shows the change in Net cash provided by (used in) Operating Activities to Free Cash Flow of Industrial Activities for the year ended December 31, 2019 and 2018:

(in millions)	2019(*)	2018(*)
Net cash provided by (used in) Operating Activities	$1,826	$2,554
Net cash (provided by) used in Operating Activities of Financial Services	(869)	(1,035)
Intersegment eliminations	384	264
Net cash (provided by) used in Operating Activities of Industrial Activities	1,341	1,783
Change in derivatives hedging debt of Industrial Activities	7	(2)
Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities	(568)	(625)
Operating cash flow of Industrial Activities	780	1,156
Investments in property plant and equipment, and intangible assets of Industrial Activities	(633)	(550)
Other changes (1)	(126)	(54)
Free Cash Flow of Industrial Activities	$21	$552
(*) Starting from December 31, 2019, we modified the definition of Net Debt and Net Debt of Industrial Activities in order to include other current financial assets. As a consequence, prior periods amounts have been recast accordingly.
(1) The item primarily includes change in intersegment financial recivables and capital increases in intersegment investments.
Industrial Activities
Capital Markets
At December 31, 2019, we had an aggregate amount of $7.7 billion in bonds outstanding, of which $5.1 billion was issued by Industrial Activities.
The capital markets debt of Industrial Activities mainly related to notes issued under the Euro Medium Term Note Programme (and the notes issued under its predecessor, the Global Medium Term Notes Programme), and senior unsecured debt securities issued by CNH Industrial N.V. described below.

Euro Medium Term Note (EMTN) Programme. We have a medium-term note programme allowing for the placement of debt securities that was established in February 2011 and has a total authorized amount of €10 billion ($11 billion). At December 31, 2019, €3,577 million ($4,018 million) was outstanding under the programme, all such debt having been issued by CNH Industrial Finance Europe S.A. and guaranteed by CNH Industrial N.V. The outstanding amount under the programme included the following notes issued in 2019: €600 million of notes, issued in March 2019, at an annual fixed rate of 1.75% due in March 2027 at an issue price of 98.597 percent of their principal amount; €500 million of notes, issued in July 2019, at an annual fixed rate of 1.625% due in July 2029 at an issue price of 98.926 percent of their principal amount; €50 million of 20-year notes, issued as a private placement in July 2019, at an annual fixed rate of 2.2% due in July 2039 at an issue price of 98.285 percent of their principal amount. In December 2019, in order to manage its liabilities, CNH Industrial Finance Europe S.A. repurchased, through a public tender, an aggregate nominal amount of €64,283,000 of the 2.875% Notes due September 27, 2021 issued under the EMTN, an aggregate nominal amount of €183,827,000 of the 1.375% Notes due May 23, 2022 issued under the EMTN and €131,452,000 of the 2.875% Notes due May 17, 2023 issued under the EMTN.
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
The notes issued under the EMTN (and its predecessor the Global Medium Term Notes Programme) as well as the CNH Industrial N.V. Senior Notes impose covenants and other obligations on CNH Industrial N.V. as issuer and, in certain cases, as guarantor and CNH Industrial Finance Europe S.A. as issuer, including: (i) a negative pledge provision which requires that, if any security interest over assets of the issuer or the guarantor is granted in connection with debt that is, or is capable of being, listed or any guarantee is granted in connection with such debt, such security or guarantee must be equally and ratably extended to the outstanding notes; (ii) a status (or pari passu) covenant, under which the notes rank and will rank pari passu with all other present and future outstanding unsubordinated and unsecured obligations of the issuer and/or the guarantor (subject to mandatorily preferred obligations under applicable laws); (iii) an events of default provision setting out certain customary events (such as cross defaults, insolvency related events, etc.) the occurrence of which entitles the holders of the outstanding notes to accelerate the repayment of the notes; (iv) change of control provisions which, when combined with a rating downgrade of CNH Industrial N.V., grant the note holders the right to require immediate repayment of the notes; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these obligations may require the early repayment of the notes. At December 31, 2019, CNH Industrial was in compliance with the covenants of the notes issued under the EMTN (and its predecessor the Global Medium Term Notes Programme) and the CNH Industrial N.V. Senior Notes.
CNH Industrial intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, CNH Industrial companies may from time to time buy-back their issued bonds. Such buy-backs, if made, depend upon market conditions, the financial situation of CNH Industrial and other factors which could affect such decisions.
Bank Debt
At December 31, 2019, Industrial Activities available committed unsecured facilities expiring after twelve months amounted to $5.1 billion ($2.6 billion at December 31, 2018).
Euro 4 billion Revolving Credit Facility. In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. The first 1-year option has been exercised and accepted by all lenders, the facility is now due to mature in March 2025. The credit facility replaces the existing five-year €1.75 billion credit facility due to mature in 2021 and includes:

•	customary covenants (including a negative pledge, a status (or pari passu) covenant and restrictions on the incurrence of indebtedness by certain subsidiaries);

•
customary events of default (some of which are subject to minimum thresholds and customary mitigants), including cross-default provisions, failure to pay amounts due or to comply with certain provisions under the loan agreement and the occurrence of certain bankruptcy-related events; and:

•	mandatory prepayment obligations upon a change in control of CNH Industrial or the borrower;

•	a financial covenant (Net debt/EBITDA ratio relating to Industrial Activities). Such covenant is not applicable with the current ratings levels.
CNH Industrial N.V. has guaranteed any borrowings under the revolving credit facility with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.). At December 31, 2019, CNH Industrial was in compliance with the covenants of the Revolving Credit Facility.

Financial Services
Total Debt of Financial Services was $20.7 billion at December 31, 2019, compared to $20.4 billion at December 31, 2018.
Bank Debt
At December 31, 2019, Financial Services' available committed, unsecured facilities expiring after twelve months amounted to $0.4 billion ($0.5 billion at December 31, 2018).
Asset-Backed Financing
At December 31, 2019, Financial Services’ committed, asset-backed facilities expiring after twelve months amounted to $4.1 billion ($3.9 billion at December 31, 2018), of which $3.0 billion was utilized at December 31, 2019 ($3.0 billion at December 31, 2018).
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
At December 31, 2019, our receivables from financing activities included receivables sold and financed through both ABS and factoring transactions of $13.6 billion ($13.4 billion at December 31, 2018), which do not meet derecognition requirements and therefore must be recorded on our consolidated statement of financial position. These receivables are recognized as such in our financial statements even though they have been legally sold; a corresponding financial liability is recorded in the consolidated statement of financial position as debt (see "Note 4: Receivables").
Capital Markets
In December 2019, CNH Industrial Capital Australia Pty. Limited issued AUD175 million of notes at an annual fixed rate of 2.1% due in 2022 at an issue price of 99.899 percent of their principal amount. CNH Industrial Capital Australia Pty. Limited benefits from a support agreement issued by CNH Industrial N.V., the content of which is in line with the support agreement issued in the interest of CNH Industrial Capital LLC as described in paragraph “Support Agreement in the Interest of CNH Industrial Capital LLC” below.
Commercial Paper Programmes
With the purpose of further diversifying Financial Services’ funding structure, CNH Industrial Capital LLC has established a commercial paper program in the U.S. This program had an outstanding amount of $387 million at December 31, 2019. CNH Industrial Financial Services S.A. in Europe issues commercial paper under a program which had an outstanding amount of $105 million at December 31, 2019.
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
For more information on our outstanding indebtedness, see “Note 10: Debt” to our consolidated financial statements for the year ended December 31, 2019.

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
We believe that funds available under our current liquidity facilities, those realized under existing and planned asset-backed securitization programs and issuances of debt securities and those expected from ordinary course refinancing of existing credit facilities, together with cash provided by operating activities, will allow us to satisfy our debt service requirements for the coming year. At December 31, 2019, we had available committed, unsecured facilities expiring after twelve months of $5.5 billion ($3.1 billion at December 31, 2018).
Financial Services securitized debt is repaid with the cash generated by the underlying amortizing receivables. Accordingly, additional liquidity is not normally necessary for the repayment of such debt. Financial Services has traditionally relied upon the term ABS market and committed asset-backed facilities as a primary source of funding and liquidity. At December 31, 2019, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $4.1 billion ($3.9 billion at December 31, 2018), of which $3.0 billion at December 31, 2019 ($3.0 billion at December 31, 2018) were utilized.
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
At December 31, 2019 and 2018, the difference between the present value of the pension plan obligations and the fair value of the related plan assets was a deficit of $842 million and $748 million, respectively. In 2019, we contributed $53 million to the plan assets and made direct benefit payments of $26 million for our pension plans. Our expected total contribution to pension plan assets and direct benefit payments is estimated to be $65 million for 2020.
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
At December 31, 2019 and 2018, the difference between the present value of the healthcare plan obligations and the fair value of the related plan assets was a deficit of $260 million and $293 million, respectively. In 2019, we did not contribute to the plan assets and made direct benefit payments for healthcare plans of $15 million and we expect to make direct benefit payments of $21 million in 2020.

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
At December 31, 2019 and 2018, the present value of the obligation for other postemployment benefits amounted to $431 million and $422 million, respectively.
In 2019, we made direct benefit payments of $37 million for other postemployment benefits and expect to make direct benefit payments of $31 million in 2020.
For further information on pension and other postemployment benefits, see “Note 12: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2019.
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
R&D activities involved approximately 5,700 employees at 56 sites around the world during 2019.
We own a significant number of patents, trade secrets, licenses and trademarks related to our products and services, and that number is expected to grow as our R&D activities continue. At December 31, 2019, we had 11,984 active granted patents, including 1,765 new patents registered during the year (in addition to 4,402 pending applications). We file patent applications in Europe, the U.S. and in other jurisdictions around the world to protect technology and improvements considered important to the business. Certain trademarks contribute to our identity and the recognition of our products and services and are an integral part of our business, and their loss could have a material adverse effect on us.
Agriculture—We are marketing the New Holland, Case IH, STEYR and Miller brands and logos as the primary brand names for our agriculture products.
Construction—For construction equipment under New Holland, we are marketing the New Holland Construction brand name and trademark. For construction equipment under CASE, we are promoting the CASE Construction brand name and trademark.
Commercial and Specialty Vehicles—We are marketing a range of commercial vehicles under the IVECO brand, buses under the IVECO BUS and Heuliez Bus brands, and firefighting and special purpose vehicles under the Magirus, IVECO ASTRA and Iveco Defence Vehicles brands.
Powertrain—We are marketing engines and transmissions for commercial and specialty vehicles, agriculture equipment, construction equipment, and for marine and other industrial applications under the FPT Industrial brand.
D. Trend Information
See “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”
E. Off-Balance Sheet Arrangements
We use certain off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including financial guarantees. Our arrangements are described in more detail below. For additional information, see “Note 14: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2019.
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
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees in the interest of non-consolidated affiliates totaling $453 million as of December 31, 2019.
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2019:

	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(in millions)
Contractual Obligations
Debt obligations(1)
Bonds	$7,710	$571	$2,375	$1,512	$3,252
Borrowings from banks	4,050	2,368	1,162	404	116
Asset-backed financing	11,757	6,572	4,227	893	65
Other debt	1,337	962	250	121	4
Operating lease obligations	508	126	166	91	125
Purchase obligations	1,590	747	653	181	9
Total	$26,952	$11,346	$8,833	$3,202	$3,571

(1)
Amounts presented exclude the related interest expense that will be paid when due. The table above does not include obligations for pensions, post-retirement benefits and health care plans. Our best estimate of expected contributions including direct benefit payment to be made by us in 2020 to pension plans, healthcare plans and other postemployment plans is $65 million, $21 million and $31 million, respectively. Potential outflows in the years after 2020 are subject to a number of uncertainties, including future asset performance and changes in assumptions, and therefore we are unable to make sufficiently reliable estimates of future contributions beyond 2020.

Debt Obligations
For information on our debt obligations, see “Capital Resources” above and “Note 10: Debt” to our consolidated financial statements for the year ended December 31, 2019. The amount reported as debt obligations in the table above consists of our bonds, borrowings from banks, asset-backed financing and other debt which reconciles in total to the amount in the December 31, 2019 consolidated balance sheet.
Operating Lease Obligations
Our operating leases consist mainly of leases for commercial and industrial properties used in carrying out our businesses. The amounts reported above under “Operating Lease Obligations” include the minimal rental and payment commitments due under such leases.
Purchase Obligations
Our purchase obligations at December 31, 2019, included the following:

•
the repurchase price guaranteed to certain customers on sales with a buy-back commitment which is included in the line item “Other liabilities” in our consolidated balance sheets in an aggregate amount of $1,472 million; and

•	commitments to purchase tangible fixed assets, largely in connection with planned capital expenditures, in an aggregate amount of approximately $118 million.
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
Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, pandemics, terror attacks in Europe and elsewhere; our ability to achieve the targets set out in the Strategic Business Plan announced on September 3, 2019 at our Capital Markets Day event; our ability to successfully implement the planned spin-off of the Company's On-Highway business; and other similar risks and uncertainties and our success in managing the risks involved in the foregoing.
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

Item 6.    Directors, Senior Management and Employees
A. Directors and Senior Management
The Board of Directors consists of nine directors. All directors were elected on April 12, 2019 at the Annual General Meeting of Shareholders (“AGM”). The term of office of the current Board of Directors expires on April 16, 2020 (the scheduled date of the next AGM) at which time our shareholders will elect a new Board of Directors for a term of approximately one year.
As of March 3, 2020, our directors and certain senior managers are as set forth below:

Name	Position with CNH Industrial
Jacqueline Tammenoms Bakker	Director, Member of the Governance and Sustainability Committee, Member of the Compensation Committee
Suzanne Heywood	Executive Director, Chairperson
Léo W. Houle	Senior Non-Executive Director, Chairperson of the Compensation Committee, Member of the Governance and Sustainability Committee
John Lanaway	Director, Member of the Audit Committee
Hubertus Mühlhäuser	Executive Director, Chief Executive Officer
Alessandro Nasi	Director, Chairperson of the Governance and Sustainability Committee, Member of the Compensation Committee
Silke Christina Scheiber	Director, Member of the Audit Committee
Lorenzo Simonelli	Director, Member of the Audit Committee
Jacques Theurillat	Director, Chairperson of the Audit Committee
Luc Billiet	General Manager, Aftermarket Solutions
Massimiliano Chiara	Chief Financial Officer and Chief Sustainability Officer
Vilmar Fistarol	General Manager, South America
Oddone Incisa	President, Financial Services
Jay Iyengar	Chief Technology Officer
Gerrit Marx	President, Commercial and Specialty Vehicles
Derek Neilson	President, Agriculture
Stefano Pampalone	President, Construction; General Manager, Asia, Middle East and Africa
Annalisa Stupenengo	President, Powertrain
Tom Verbaeten	Chief Supply Chain Officer
Andreas Weishaar	Chief Strategy, Talent, ICT and Digital Officer

•	Jacqueline A. Tammenoms Bakker, Director (Non-Executive Director—independent), Member of the Governance and Sustainability Committee, Member of the Compensation Committee,
Jacqueline A. Tammenoms Bakker was a Director of Fiat Industrial S.p.A. from April 5, 2012 until the merger of the company into CNH Industrial. Jacqueline A. Tammenoms Bakker studied at Oxford University (BA) and the Johns Hopkins School for Advanced International Studies in Washington D.C. (MA). She joined Shell International in 1977 holding a number of positions in the Netherlands, the U.K. and Turkey. In 1989, she joined McKinsey where she worked as a consultant in the U.K. and the Netherlands until 1995 when she was appointed Vice-President Food Europe at Quest International (Unilever) in the Netherlands. In 1999, she moved to the public sector in the Netherlands, firstly as Director of GigaPort (a public-private initiative to roll out broadband networks), and then as Director-General of Freight Transport (2001-2004) and Director-General of Civil Aviation and Freight Transport (2004-2007) at the Dutch Ministry of Transport. In 2006, she was awarded the Légion d’Honneur for her contribution to cooperation between the Netherlands and France, and in 2006/2007 she chaired the High Level Group on the regulatory framework for civil aviation reporting to the EU Commissioner for Transport. Since 2008 Ms. Tammenoms Bakker has been an independent Board member; she is currently a Board member of TomTom (NL), Boskalis (NL), Unibail Rodamco (FR), Groupe Wendel (FR) and Chairman of the Van Leer Group Foundation (NL). Previously she was a Board member of Vivendi (FR) (2010-2014) and Tesco PLC (U.K.) (2009-2015). Born in 1953, Dutch citizenship. Date of first appointment: September 29, 2013.

•	Suzanne Heywood, Chairperson (Executive-Director)
Suzanne Heywood was appointed Chair of CNH Industrial N.V., in July 2018. Lady Heywood became a Managing Director of EXOR in 2016. Prior to that she worked at McKinsey & Company which she joined as an associate in 1997 and left as a Senior Partner (Director) in 2016. Suzanne co-led McKinsey’s global service line on organization design for several years and also worked extensively on strategic issues with clients across different sectors. She has published a book, “Reorg,” and multiple articles on these topics and has also acted as a visiting lecturer at Tsinghua University in Beijing. Suzanne started her career in the U.K. Government as a Civil Servant in the U.K. Treasury. At the Treasury, she worked as Private Secretary to the Financial Secretary (who is responsible for all direct taxation issues) as well as leading thinking on the Government’s privatization policy and supporting the Chancellor in his negotiations at ECOFIN (the meeting of European Finance Ministers) in Brussels. Prior to that she studied science at Oxford University (BA) and then at Cambridge University (PhD). Lady Heywood is also a Board Member of The Economist (where she is an Audit Committee member), a non-executive director of Chanel, a director of the Royal Opera House (where she is the Acting Chair) and of the Royal Academy of Arts Trust. She grew up sailing around the world for ten years on a yacht with her family recreating Captain James Cook’s third voyage around the world. Born in 1969, British citizenship. Date of first appointment: April 15, 2016.

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

•	Alessandro Nasi, Director (Non-Executive Director), Chairperson of the Governance and Sustainability Committee, Member of the Compensation Committee
Mr. Nasi was elected a Director of CNH Industrial N.V. in April 2019. Mr. Nasi started his career as a financial analyst in several banks, gaining experience at Europlus Asset Management, a division of Unicredit in Dublin, Ireland, PricewaterhouseCoopers in Turin, Italy, Merrill Lynch and JP Morgan in New York, U.S.A. He also worked as an Associate in the Private Equity Division of JP Morgan Partners in New York, USA. Mr. Nasi joined the Fiat Group in 2005 as manager of Corporate and Business Development, heading the APAC division and supporting Fiat Group sectors in Asia Pacific. In 2007, Mr. Nasi was appointed Vice President of Business Development and a member of the Steering Committee of Fiat Powertrain Technologies. In 2008, he joined CNH in the role of Senior Vice President of Business Development and from

2009 to 2011 he also served as Senior Vice President of Network Development. In January 2011, he was also appointed Secretary of the Industrial Executive Council of Fiat Industrial, continuing in the role of Executive Coordinator to the successor Group Executive Council of CNH Industrial until January 2019. In 2013 he was appointed President Specialty Vehicles, a role he held until January 2019. Mr. Nasi is a Director of Giovanni Agnelli B.V. and Vice Chairman of the Board of Directors of EXOR N.V. Since November 2019, he has been a member of the Advisory Board of the Lego Brand Group. Mr. Nasi obtained a degree in Economics from the University of Turin. Born in 1974, Italian citizenship. Date of first appointment: April 12, 2019.

•	Hubertus M. Mühlhäuser, Chief Executive Officer (Executive-Director)
Hubertus M. Mühlhäuser is the Chief Executive Officer of CNH Industrial N.V. since September 2018. Mr. Mühlhäuser brings extensive leadership experience at multinational industrial companies and a deep knowledge of the agricultural and construction sector, as well as strategic expertise. Prior to joining CNH Industrial, he was appointed President, CEO and Director of Welbilt Inc., a leading manufacturer of food service equipment, in 2015. Before joining Welbilt Inc., he dedicated two years to his family business, the tunneling specialist Mühlhäuser Holding Ltd., which he successfully restructured. From 2006 to 2013 he held positions of increasing importance at AGCO Corporation, a global agricultural equipment manufacturer. Initially Hubertus was the Senior Vice President of Strategy and Integration and was subsequently appointed Senior Vice President of AGCO’s global engine division. In 2009, he assumed the role of Senior Vice President Eastern Europe and Asia, and in 2012 became Head of Europe, Middle East and Africa, AGCO’s largest business region. Hubertus M. Mühlhäuser started his career at Arthur D. Little in Zurich, Switzerland in 1994, where he was appointed Global Head of the Strategy & Organization practice in 2000. He was also a member of the Global Executive Team. Mr. Mühlhäuser, who is fluent in four languages, holds an MBA from the European Business School of Wiesbaden and Oestrich-Winkel. He serves on the Board of Cormoran de Bilbao SL, of Bilbao, Spain and is also a Member of the Board of the National Association of Manufacturers (NAM), Washington D.C., U.S.A., a member of the Business Roundtable and serves on the Board of Trustees of the University of Tampa, Florida, U.S.A. Born in 1969, German and Swiss citizenship. Date of first appointment: November 29, 2018.

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

•	Lorenzo Simonelli, Director (Non-Executive Director—independent), Member of the Audit Committee
Lorenzo Simonelli was appointed Director of CNH Industrial in April 2019. He is the Chairman, President and CEO of Baker Hughes, an energy technology company that combines innovation, expertise and scale to provide solutions for energy and industrial customers worldwide. In October 2017 he was named Chairman of the Board of Baker Hughes, and has been President and CEO since the Company’s creation in 2017, where he oversaw the successful merger of GE Oil & Gas with Baker Hughes Inc. In 2013 he was appointed President and CEO of GE Oil & Gas. Previously, Mr. Simonelli served as President and CEO of GE Transportation, a global transportation leader in the rail, mining, marine and energy storage industries. During the five year tenure, he expanded and diversified GE Transportation by focusing on advanced technology manufacturing, intelligent control systems and a diverse approach to new propulsion solutions. He served as Chief Financial Officer for the Americas for GE Consumer & Industrial, as well as General Manager, Product Management for GE Appliances, Lighting, Electrical Distribution and Motors. Lorenzo Simonelli joined GE’s Financial Management Program in 1994, where he worked on assignments in GE International, GE Shared Services, GE Oil & Gas and Consolidated Financial Insurance. Mr. Simonelli currently serves on the board of c3.ai. He graduated in Business & Economics from Cardiff University, Wales and received a master’s degree honoris causa in Chemical Sciences from the University of Florence, Italy. Born in 1973, Italian, Swiss and British citizenship. Date of first appointment: April 12, 2019.

•	Jacques Theurillat, Director (Non-Executive Director—independent), Chairperson of the Audit Committee
Jacques Theurillat is a member of the Boards of Vifor Pharma AG, Mundipharma Ltd., CNH Industrial N.V. and ADC Therapeutics S.A. He is a Partner at Sofinnova Crossover Fund, an investment fund focused on life sciences. From April 2008 to August 2015, Mr. Theurillat served as CEO of Ares Life Sciences AG, a privately- owned investment fund with the objective to build and manage a portfolio of companies in life sciences. From March 2007 to March 2008, he has served as CEO and Chairman of Albea Pharmaceuticals AG, a Swiss company involved in venture financing for life sciences companies. Mr.

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

•	Jay Iyengar, Chief Technology Officer
Jayanthi (Jay) Iyengar assumed the role of Chief Technology Officer in November 2019. She has over 30 years of international technology experience in the automotive, aerospace and advanced water technology fields, much of which she gained through roles of increasing importance with Fiat Chrysler Automobiles, Eaton Aerospace and Xylem Inc. After starting her career in product development for Delphi/General Motors in 1988, Ms. Iyengar joined Chrysler in 1997 as a Powertrain Systems Engineer. This was followed by a series of roles of increasing importance in its powertrain division, and in 2005 was named Senior Manager and Chief Engineer of Fiat Chrysler Automobiles' (FCA) Hybrid Development Center. From 2009-2012 Ms. Iyengar served as Global Director, Electrified Powertrains for FCA. In 2012 she joined Eaton Aerospace as Group Vice President Engineering and Technology, and from 2015-2019 she was the Senior Vice President, Chief Innovation and Technology Officer of Xylem Inc., a leading water technology company. Jay Iyengar holds a Bachelor's degree in Mechanical Engineering from Mysore University, Karnataka, India, a Master's degree MTech in Mechanical Engineering from the Indian Institute of Technology, Mumbai, India, as well as a Master of Science in Mechanical Engineering from Wayne State University, Michigan, USA. She has also served on the board of the Institute of Electrical & Electronics Engineers (IEEE) Vehicular Technology Society and is a current board member of Engineering Tomorrow, a non-profit focused on promoting STEM education for underprivileged minority high school students.

•	Luc Billiet, General Manager Aftermarket Solutions
Luc Billiet assumed the role of General Manager Aftermarket Solutions in January 2019. Mr. Billiet began his career with Volkswagen in Brussels, Belgium, where he spent 19 years in many positions related to Supply Chain. During this period, he had the opportunity to work for four years in Germany and for six years in Brazil. His last role in Brazil, before moving to Fiat in Italy, was as Managing Director Volkswagen Parts and Accessories South LATAM. In 2005, Mr. Billiet joined Fiat with responsibility for Logistics for the Car and Light Commercial and Specialty Vehicles sector. Three years later he joined CNH, where he served as Head of Supply Chain Management and after two years, Head of Precision Solutions & Telematics, Training Services and Network Development. He moved to FCA (Fiat Chrysler Automobiles) in 2013 as Head of Supply Chain for the EMEA region, a role he also held for the LATAM region from 2014. In February 2015, Mr. Billiet was appointed President of CNH Industrial’s Precision Solutions & Telematics organization, a position he held until July 2016, he also served as President, Parts and Service for CNH Industrial from 2015 - 2018. Luc Billiet was born in Belgium and holds a degree in Business Administration from the Catholic University of Leuven, Belgium.

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

•	Stefano Pampalone, President, Construction; General Manager, Asia, Middle East and Africa
Stefano Pampalone assumed the role of President Construction in November 2019, this is in addition to that of General Manager Asia, Middle East and Africa, a position he has held since January 2019. Since joining CNH in 1998, Mr. Pampalone’s career has been focused on international assignments. In 2001, after gaining commercial experience in parts and whole goods in Poland, India, Africa and the Middle East, he was appointed Business Manager Southern Africa and Iran for all Fiat Group Agricultural Brands. In 2004, he became Marketing Director for Agriculture in Asia, Africa and the Middle East. From 2006 to 2007 he first served as Business Director for the CNH Agricultural Business in Africa and the Middle East. In 2009, he was appointed General Manager of the Agriculture and Construction Business in India and Pakistan. From February 2013, he held the role of General Manager for CNH in India, South East Asia and Japan, before being appointed Chief Operating Officer APAC (Asia and Pacific) region for CNH Industrial in September 2013, a role he held until 2018. Mr. Pampalone holds a degree in Engineering from the University of Trieste, Italy and an MBA from Profingest of Bologna, Italy.

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
Tom Verbaeten assumed the role of Chief Supply Chain Officer in January 2019. Mr. Verbaeten joined CNH in 1994, performing various roles in the Antwerp Plant including Team Leader and Production Unit Manager for both Assembly and Machining areas. In 2006, he was appointed Plant Manager of Antwerp, and in 2009 he became Plant Manager for the harvesting plant in Zedelgem. In 2011, Mr. Verbaeten assumed responsibility for Manufacturing Operations of Agriculture in Europe. In addition to his role in Agriculture, Mr. Verbaeten took responsibility for all Construction Equipment plants in Europe from 2013 onwards. He has also managed the Global World Class Manufacturing activities from 2014 - 2015, in addition to his operational role. From 2015-2018, Mr. Verbaeten served as Chief Manufacturing Officer. Mr. Verbaeten holds an Engineering degree from the University of Leuven.

•	Andreas G. Weishaar, Chief Strategy, Talent, ICT and Digital Officer
Andreas G. Weishaar joined CNH Industrial and assumed the role of Chief Strategy, Talent, ICT and Digital Officer in January 2019. Mr. Weishaar has some 20 years’ experience in senior roles in international business, with deep knowledge of the agricultural sector, as well as strategic and industrial expertise. Mr. Weishaar started his career at Arthur D. Little, a global management consultancy, in Zurich, Switzerland in 1999. He was rapidly promoted and was appointed Senior Manager in the Strategy and Organization Practice in 2005. From 2005 to 2016 he held roles of increasing importance at AGCO Corporation, a global agriculture equipment manufacturer. Initially Andreas was Senior Manager for Strategy & Integration and was subsequently appointed Director and Vice President of the function in 2008 and 2009 respectively. In 2009 Mr. Weishaar assumed the role of Vice President Strategy & Integration and Operations for China, and in 2011 was promoted to the role of Vice President and Managing Director, China, responsible for the Company’s expansion in China, and their business in India and Pakistan. In 2014, he became Vice President and General Manager, Global Green Harvesting, overseeing the Company’s hay, forage and sugarcane businesses worldwide. Mr. Weishaar joined Welbilt Inc., a leading manufacturer of foodservice equipment, in 2016 as Senior Vice President Strategy, Marketing and Human Resources. He was appointed Senior Vice President Strategy, Marketing and Digital in 2018 and assumed the role of Executive Vice President, Chief Transformation and Digital Officer in August 2018. Mr. Weishaar holds an MBA (Diplom Kaufmann) from the European Business School of Oestrich-Winkel, Germany, having also studied at the École Supérieure de Commerce de Dijon, France and The American Graduate School of International Management, Thunderbird, Glendale, Arizona, U.S.A.
There is no family relationship among any of our Directors or senior managers set forth above.

B. Compensation
Remuneration Report
Remuneration Policy Available on our Website
Our Remuneration Policy is designed to competitively reward the achievement of long-term performance goals, to help drive cultural transformation organization-wide, and to attract, motivate and retain highly qualified senior executives who are committed to performing their roles in the long-term interest of our shareholders and other stakeholders. Within the scope of the Remuneration Policy, the remuneration of the Executive Directors is determined by the Board of Non-Executive Directors (“Non-Executive Directors”), at the recommendation of the Compensation Committee. This annual Remuneration Report describes how the pay programs and practices of the Executive Directors were implemented in 2019, in accordance with the Remuneration Policy. A copy of the Remuneration Policy for reference is available on the Company’s website, www.cnhindustrial.com.
The foundation of CNH Industrial’s Remuneration Policy is pay for performance. The key 2019 Company achievements, successes and developments were driven by organization-wide alignment of the shared Company strategy and values, with a pay philosophy that rewards the achievement of those goals.
Business context
The market environment in 2019 presented numerous challenges to our businesses, from trade disputes and tariffs to climate change, that led to volatile customer demand for our products and resulted in a weaker revenue performance than we had anticipated at the start of the year. Nonetheless, thanks to our strong operational discipline, we managed to meet our external commitments on profitability, while also maintaining our focus on our longer-term objectives.
The environmental sustainability of our business is a key priority for the Board of Directors (“Board”) and is considered an essential factor for the long-term success of CNH Industrial. In 2019, CNH Industrial was named Industry Leader in the Dow Jones Sustainability Indices for the 9th year in a row. This recognition demonstrates our Company’s continuous contribution, commitment and industry leadership towards a more sustainable environment and the future of our planet.
Highlights of our financial performance in 2019

▪	Net sales of Industrial Activities of $26.1 billion, a 2.1% decline at constant currency from 2018, amid lower market demand;

▪	Adjusted Net Income of $1.2 billion, up 5% compared to 2018;

▪	Adjusted diluted Earnings Per Share (“EPS”) up 5% year-over-year at $0.84 per share;

▪
Net debt of Industrial Activities at the end of 2019 at $0.9 billion, up by $255 million from end of 2018, due to higher working capital and cash investments related to the Merger & Acquisition activity performed during the year;

▪	Fitch Ratings improved the outlook of CNH Industrial N.V. to positive from stable and affirmed CNH Industrial N.V.’s and CNH Industrial Capital LLC’s long-term issuer default rating at “BBB- “;

▪	Total of $332 million returned to shareholders in 2019 through cash dividends and share buy-back.
Definitions of non-GAAP metrics referenced in the above list (derived from financial information prepared in accordance with U.S. GAAP):
Adjusted Net Income/(Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.
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
Net Debt and Net Debt of Industrial Activities: Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

Business Achievements
This resilient financial performance reflected the commitment of our businesses to meeting the needs of their customers with innovative and segment-leading products. These were reflected in a range of industry accolades as well as significant orders. Highlights of the year are set out in the table below:

Agriculture	Construction
▪
Case IH and New Holland Agriculture received a total of four ‘Machine of the Year’ titles at SIMA 2019 in Paris.
▪
New Holland Agriculture obtained the gold medal at the SITEVI Innovation Awards 2019 for its two, all-inclusive solutions, Plug-and-Play and Multipurpose-on-Demand.
▪
At Agritechnica in Hanover, New Holland was crowned with two coveted titles: ‘Tractor of the Year 2020’ in the Best of Specialized category for its Specialty Tractor T4 V/N/F models, and the new ‘Sustainable Tractor of the Year 2020’ award for the T6 Methane Power, the world’s first production methane tractor. Our aftermarket brand and start-up incubator AGXTEND was also awarded a silver medal for its ISOMAX concept. Additionally, Case IH, New Holland and STEYR earned ‘Machine of the Year 2020’ titles in different categories for their innovative machinery and technology.

▪
The CASE Compact Track Loader received the award for "Contractors" Top 50 New Products of 2019’ from Equipment Today and the ‘2019 Editor’s Choice Award’ from Green Industry Pros.
▪
CASE Construction also secured important orders, selling its first Stage V excavator in the Nordics and completing the sale of 12 excavators to Ruttle Plant Hire, a major U.S. supplier to the construction industry.
▪
Four of CASE's new products earned spots on ‘Construction Equipment’s 2019 Top 100 New Products’ list.
▪
The CASE 1110EX soil compactor won ‘Best design - Safety Award’ from the Equipment Times Yellow Dot Awards 2019
▪
In Italy, over 100 CASE Construction Equipment crawler excavators and wheel loaders were used to upgrade the runway at Milan Linate Airport.

Commercial and Specialty Vehicles	Powertrain
▪
IVECO bus won the ‘Sustainable Bus of the Year 2020’ award for its Crossway Natural Power bus.
▪
Significant product orders were secured, including that of IVECO Bus for 217 city and intercity Crossway buses in Norway, 200 Crossway and 50 Crealis Natural Power buses for the Abidjan Transport Company, and 409 Urbanway Natural Power buses for the Paris Transport Authority.
▪
Our Heuliez Bus brand leveraged its expertise in alternative propulsion to win an order for 49 electric city buses for a Dutch public transportation company and 50 fully electric buses in Paris.
▪
IVECO Defence Vehicles also signed a major contract to supply the Dutch Ministry of Defence with 1,275 medium multirole protected vehicles.

▪
FPT Industrial introduced several new engines during 2019, among them the N67 Natural Gas engine specifically developed for off-road applications.
▪
As part of its continuous approach to sustainability, our brand presented the Cursor 13 NG prototype, the most powerful 100% Natural Gas engine on the market for industrial vehicles.
▪
FPT also began its participation in VISION-xEV, a project funded by the European Commission as part of the European Green Vehicles Initiative, which contributes to the advancement of future electrified powertrain systems.

Strategic and Development Initiatives
A new wave of changes is upon us that is fueling major shifts in business, the economy and wider society. These changes, called megatrends, are enormous in their impact. Environmental sustainability, discussed above and in our Sustainability Report, is one of these. They also include, among others, digitalization, autonomous, servitization, and alternative propulsion.
To navigate and to thrive in the context of these megatrends, our Company has been working on key initiatives that involve internal projects, partnerships and acquisitions, new product launches and the presentation of innovative concepts.
Digitalization is the new normal, and an enabler for innovative solutions such as precision farming, telematics and open connectivity. Our strategic acquisition of AgDNA, a company with proven experience in Farm Management Information Systems, strengthened our capabilities in this area. In addition, Case IH, STEYR and New Holland Agriculture have come together for the award-winning DataConnect project, partnering with John Deere, CLAAS and 365FarmNet to develop precision farming solutions.
Concerning automation, our Company’s autonomous vehicle research and development program is pushing forward with the Autonomous Vehicle Concept (AVC).EP Although it is still a concept, some of its key technologies were rolled out this year on currently available Case IH and CASE Construction equipment. One example is the automation of all harvesting processes to simplify farmers’ tasks, resulting in productivity improvement, downtime reduction, better grain quality, development of tailored agronomic plans and prevention of driving incidents. We also began introducing autonomous technology in our commercial vehicles to improve customer productivity, increase safety and operator efficiency, and reduce emissions.
Servitization, the services around products, is increasing in importance and giving rise to new business models. Our Company is focusing heavily in this area, adding high-tech solutions to its most recently launched products. We see this in the new IVECO S-Way, a 100% connected, driver-centric long-haul truck that opens a new era in fleet management and on-board living. Also, IVECO launched the New Daily van in 2019, which embraces connectivity and unlocks a whole new world of highly personalized services tailored to meet customer requirements. We also advanced AGXTEND, our aftermarket brand focused exclusively on precision farming technology solutions.
As far as alternative propulsion is concerned, several of our brands announced strategic partnerships, including IVECO and FPT, which are working with Nikola to accelerate the zero-emission future for heavy-duty trucks. FPT also signed a memorandum of understanding with Microvast to design and assemble high-voltage battery packs. In addition, we are part of the H2HAUL project for the development of fuel-cell electric heavy-duty trucks in Europe. On another front, we have developed numerous innovative concepts that were announced in 2019: CASE ProjectTETRA, the first methane-powered construction machine in the world, STEYR and FPT’s Konzept hybrid tractor loaded with future farming technology, and the zero-emission Nikola TRE heavy-duty truck, the first product stemming from the IVECO, FPT and Nikola partnership.
Successful initiatives like these reveal how our Company is adapting to the changing world. They support our responses to the specific megatrends and are integral to our new "Transform2Win" strategy which we launched at our Capital Markets Day in September 2019. This marks the beginning of a major transformation within the Company, which is structured around segment and function strategies backed by three clear and measurable corporate objectives: grow sales, perform & simplify operations, optimize capital structure. These objectives define our path to delivering superior stakeholder value, including excellent products and services for our customers.
We began on this pathway in 2019 and some highlights include the launch of our 80/20 Program to streamline our offering to focus on customer needs and the priorities of our businesses. Significant gains were also made in World Class Manufacturing: we now have 2 gold, 17 silver and 26 bronze level plants throughout the world. We continued delivering our customer-centric Horizon aftermarket solutions, prioritizing loyal customers and partnering with dealers. Of course, sustainability was and continues to be a major element of our strategy, with sustainable initiatives embedded in all areas of our business, from actively reducing CO2 emissions to achieving our goal of decarbonization. Finally, we completed Phase 1 of our footprint rationalization program in our Construction and Powertrain operations.
In addition, we began preparations for the separation of our ‘On-Highway’ (commercial vehicles and powertrain segments) and our ‘Off-Highway’ businesses (agriculture, construction and specialty segments), each supported by a dedicated financial services business. The separation, which is planned to occur early 2021, was communicated as part of our "Transform2Win" strategy recognizing that the ‘On-Highway’ and ‘Off-Highway’ businesses have diverging regulatory and customer requirements and are impacted differently by the accelerating industry megatrends. The separation will result in the creation of two listed entities, each a world leader in its business, and will maximize management focus and flexibility, align investment priorities and incentives, better meet respective business needs and optimize the cost and capital structure of each company to drive profitable growth.
Our strategy is framed on top by our purpose, Powering Sustainable Transformation, which is the reason why we exist and is intrinsically linked to our future business success. The base of our strategy is a solid foundation made up of our values: entrepreneurship, passion, team spirit and excellence. These four values represent our identity, the way we work and what propels us forward.
Compensation Peer Group
The quality of our leaders and their commitment to the Company are fundamental to our success. Our compensation philosophy supports our business strategy and growth objectives in a diverse and evolving global market. A key principle of our compensation philosophy is to provide a competitive compensation structure that can attract, motivate and retain highly qualified senior executives.
The Company periodically benchmarks its executive compensation program and the compensation offered to executive directors against peer companies and monitors compensation levels and trends in the market. The Compensation Committee strives to develop a compensation peer group that best reflects all aspects of CNH Industrial N.V.’s business and considers public listing, industry practices, geographic reach and revenue proximity.
Our Company has few direct business competitors, which makes it difficult to create a representative compensation peer group based on industry, revenues or market capitalization alone. Additionally, notwithstanding CNH Industrial N.V. being a European headquartered company, evaluation against peer companies incorporated in only the European geographic region was believed to be inappropriate in light of being listed in both the New York and Milan stock exchanges and the strong commercial presence in the United States. Accordingly, the compensation peer group for the Chief Executive Officer (“CEO”) and the Chairperson includes a blend of U.S. S&P 500 industrial and non-U.S. global industrial companies, targeting an overall median revenue size comparable to CNH Industrial N.V. A blend of both U.S. and non-U.S. companies for the compensation peer group is deemed necessary for meaningful comparisons to the relevant talent market for our executives.
In 2019, additional European companies were added to the compensation peer group to reflect a more balanced approach between the primary geographic regions for CNH Industrial. The industrial companies of BAE Systems plc, Rolls-Royce Holdings plc, Traton SE

and Valeo SA have been added while Johnson Controls International plc and MAN SE were removed. Johnson Controls International plc has sold its Power Solutions business and is no longer comparable to CNH Industrial; while MAN SE is an entity of Traton SE which has been added and is a closer match in size and scope than MAN SE.
The compensation peer group, as shown in the table below, balances both U.S. and European peers to support our need to compete globally for top talent and leaders, given our extensive worldwide presence.

U.S. Companies	Non-U.S. Companies
AGCO Corporation	AB Volvo
Caterpillar Inc.	BAE Systems plc
Cummins Inc.	Continental AG
Deere & Company	Magna International Inc.
General Dynamics Inc.	Rolls-Royce Holdings plc
Honeywell International Inc.	Traton SE
Navistar International Corporation	Valeo SA
PACCAR Inc.
United Technologies Corporation
Our compensation peer group is utilized to benchmark targeted median pay levels and peer pay practices. The current market position for the CEO’s targeted pay is between 25th percentile and median of the above blended U.S. and European peer companies and is deemed competitive. The variable pay elements are designed to align actual pay levels with Company performance, following market practice threshold and overachievement variable pay structure.

Overview of Remuneration Elements
The Executive Director’s remuneration consists of the following primary elements:

Remuneration Element	Description	2019 Implementation
Base Salary	Fixed cash compensation set competitively to appropriate peer group	The Executive Directors’ base salary, set upon their respective appointments in 2018, remained competitive with no change in 2019
Short-Term Variable	Subject to the achievement of annually pre-established, challenging financial and other designated performance objectives
New metrics were selected to align with business priorities, establishing an over trigger achievement of at least 70% of Consolidated Adjusted EBIT Margin % target for any payout to add additional focus on profitability during a slowdown in key markets.

CEO:
■ Target payout is 125% of the base salary and maximum payout is 200% target payout
Pay for performance alignment was reflected in the payout under the 2019 Company Bonus Plan, where challenging market and economic forces suppressed full goal attainment and the resulting overall payout was below target.

■ No discretion applies
Chairperson: Does not participate in the annual bonus program
Long-Term Variable	To align Executive Directors to strategic goals and reward for sustained long-term growth	The 2017-2019 LTI performance cycle:

Two components:
■ 75% based on Company performance awards (Performance Shares Units or PSUs)
■ 25% retention based awards (Restricted Share Units or RSUs), subject to favorable individual performance and demonstration of Company values

■ Company performance-based awards were tied to TSR performance relative to industry peers and maintaining investment grade credit rating. CNH Industrial’s relative TSR ranking did not meet the threshold for payout. No discretion was applied

The Company performance component is subject to the achievement of predetermined challenging performance and market objectives, covering a 3-year performance period
■ Retention-based RSU awards under the first installment vested in 2019, The Compensation Committee determined an overall assessment of individual performance and leadership values met the vesting conditions.

Holding period of five years from grant aligns with Dutch Corporate Governance Code ("DCGC")
In 2019, a portion of the RSUs connected to the next LTI performance cycle, 2020-2022, was granted with vesting in 2021 for continuity of an annual award opportunity while replenishing retention value for the Company.

Post Employment Benefits
CEO:
■ Company sponsored retirement savings programs, available to all salaried employees
■ Severance protection of 12 months’ base salary, consistent with Dutch Corporate Governance Code best practice
■ Prorated equity award vesting in the event of death, disability or involuntary termination by the Company, not for cause.
■ Retiree healthcare benefits
Current benefits in-line with the Remuneration Policy did not change in 2019
Chairperson: ■ Prorated equity award vesting in the event of death or disability. Board discretion in the event of end of mandate. ■ No other post mandate benefits provided
Other Benefits	CEO: ■ Typical benefits such as a company car, medical insurance, accident insurance, relocation and tax assistance ■ Tax equalization for any non U.S. sourced employment income	Current benefits in-line with the Remuneration Policy did not change in 2019
Chairperson: No benefits provided

Executive Directors’ 2019 Total Direct Compensation
The total annual compensation of the Executive Directors emphasizes pay for performance and long-term value creation, as evidenced by having significant pay at risk, contingent on performance and with a long-term horizon.

▪
Pay for Performance: through variable incentives, the Company aligns and rewards our executives on the achievement of the sustainable financial and operating goals as well as the leadership values that drive the attainment of those goals.

▪	Long-term value creation: further linkage supported by a requirement to hold equity awards for a minimum of five years from date of grant.
The narrative and charts below show the actual key components of compensation realized in 2019, base salary and short- and long-term incentives, and are intended to provide additional context for understanding the actual compensation received in 2019 as well provide a helpful comparison to the targeted and maximum pay mix.
CEO
The CEO’s 2019 realized compensation related to the 2019 performance year:

Base Salary	$1,100,000(1)
2019 STI:	$367,000	(33% of base salary, which is 27% of target achieved)
2019 LTI(2)	$983,946	(97,300 share @ $10.1125/share (FMV at grant))
Total:	$2,450,946

(1)	Base salary included in the Summary Remuneration table in a later section includes earnings from previously deferred salary. Current base salary is $1.1 million, unchanged in 2019.

(2)
The 2019 LTI value reflects retention-based Restricted Share Units (RSUs) when granted and Company performance-based Performance Share Units (PSUs) when vested, consistent with the realized equity award valuation used by corporate governance advisory firms. In 2019, an RSU award was granted (as indicated) and no PSUs vested. For the value of equity awards that vested during 2019, the CEO earned $4.5 million, including a “Make Whole” award (which was an agreed award upon hire to compensate for forfeited equity with prior employer) of $3.7 million. All the details at grant, vesting and outstanding of each award are reported in the share table in a later section.

The CEO has discussed the Company’s pay philosophy, targeted pay structure and his 2019 actual compensation with the Board and fully accepts his compensation package as fitting to his role and to the 2019 performance. The CEO embraces the pay for performance compensation philosophy and is aligned with and favors the risks and rewards that come with that approach to compensation. Furthermore, the CEO recognizes that his leadership position demands setting the example and to advocate a shared, one-company mindset of performance and accountability to deliver on business objectives and values.

Chairperson
The realized 2019 compensation for the Chairperson:

Base Salary:	$250,000(1)
2019 STI:	NA	(no annual bonus eligibility)
2019 LTI(2):	—
Total:	250,000

(1)
Base salary included in the Summary Remuneration table in a later section includes the prorated Chairperson fees from November 29, 2019 through December 31, 2019, paid in January 2020. Current annual salary is $250,000, unchanged in 2019.

(2)
The 2019 LTI value reflects retention-based Restricted Share Units (RSUs) when granted and Company performance-based Performance Share Units (PSUs) when vested, consistent with the realized equity award valuation used by corporate governance advisory firms. For the value of RSU equity awards that vested during 2019, the Chairperson earned $0.1 million, as reported in the share table in a later section.

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
In accordance with DCGC, both Executive Directors’ equity awards are long-term investments in the Company and fully align with the shared interests of shareholders.
Internal Pay Ratios
When setting the Executive Directors’ compensation, the Compensation Committee considers both the appropriate external benchmark as well as the internal pay ratios within the Company. Although the primary consideration is market competitiveness to attract and retain highly qualified senior executives in a large global complex organization, a baseline internal comparison is set, and trends are tracked. The trend in executives’ compensation is closely and carefully evaluated in relation to the trend in employees’ compensation.
In line with the guidance under the DCGC, the CEO Pay ratio and trend is disclosed in the annual Remuneration Report. The basis of the pay ratio comparison uses the prevalent Dutch methodology of average employee compensation, including all labor costs. This is a change from the last year, the first year the pay ratio was reported by CNH Industrial, when a median compensated employee’s total direct compensation was used to compare to the CEO’s targeted total direct compensation. As a five-year trend of average employee compensation and CEO compensation is a new requirement effective for 2019, it is appropriate to use a consistent methodology for the CEO pay ratio. Consistent with prior years, CEO compensation and average employee compensation use the accounting value of equity. Under this methodology, the value of an equity award is spread between grant and vesting; the CEO value below includes expense related to performance awards that were ultimately forfeited.
The average employee compensation is the total personnel costs reported in the Annual Report less any Executive Director compensation divided by average year headcount reported in the Annual Report less the CEO who is included in the total average year headcount. Over the five-year period, the average employee compensation has been impacted, due to changing business conditions, by shifts in the labor market in the different geographies.
For the past five years, the trend of CEO pay versus average employee compensation is shown in the following table:

	2019(1)	2018(2)	2017(3)	2016(4)	2015(5)	5-year trend
CEO compensation ($000s)	6,632	8,738	7,066	3,943	2,759	140%
Average Employee compensation (6) ($000s)	60.5	64.3	62.1	57.6	56.8	6.6%
CEO Pay Ratio	110	136	114	68	49	125%

(1)
For 2019, CEO compensation is per the Summary Remuneration table excluding the 2019 accounting value of the CEO’s one-time “Make Whole” award, granted upon hire in September 2018 and vested in September 2019. Including the 2019 Make Whole accounting value of $2.8 mil, the CEO pay ratio would be 156. The 2019 CEO Pay Ratio calculation includes $2.9 mil in accounting value related to the 2017-2019 PSUs that did not meet the threshold achievement for any payout and have been forfeited. The CEO Pay Ratio excluding the forfeited PSU award would be 62.

(2)	For 2018, given a partial year in the CEO role, a targeted full year compensation is shown for year-over-year comparison.

(3)
For 2017, CEO compensation included the accounting value of equity awards, $2.9 million, as reported in the Summary Remuneration table in the 2017 Remuneration Report. The amount represented the net impact of the cancellation of the prior

Company performance share awards covering the 2014-2018 performance period and the granting of a new award for the 2017-2019 performance period.

(4)
For 2016, CEO compensation did not include the accounting value of equity awards which was income of $3.0 million due to reversal of previously recognized expense linked to non-market conditions that the Company deemed not probable to achieve, as footnoted in the Summary Remuneration table in the 2016 Remuneration Report.

(5)
For 2015, CEO compensation did not include the accounting value of equity awards as the reporting convention in 2015 was value of awards at grant and no equity awards were granted in 2015. The comparable accounting value in 2015 was $8.0 million, which in part was reversed in 2016 for not achieving non-market conditions. In 2017, the related award for the market conditions was canceled for non-performance.

(6)	Average Employee compensation is derived from personnel costs reported under IFRS, which does not include personnel costs for the Executive Directors, divided by the average headcount.
For perspective, the key performance metrics for the same past five years are shown below:

Selected Performance Data (1)	2019	2018	2017(2)	2016(2)	2015(2)	5-year trend
Consolidated Adjusted EBIT Margin %	6.7%	7.1%	5.9%	5.8%	6.3%(3)	6.3%
Adjusted Net Income ($ million)	1,178	1,117	651	471	474(4)	148%
Adjusted Diluted Earnings/(Loss) per share ($)	0.84	0.80	0.46	0.34	0.35(4)	140%
Absolute Total Shareholder Return - Indexed from 2014(5)	159	141	169	116	90	59%

(1)	Includes non-GAAP metrics derived from financial information prepared in accordance with U.S. GAAP.

(2)	2017 and 2016 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated standard for revenue recognition (ASC 606). 2015 figures have not been recast.

(3)	In 2015, Consolidated Adjusted EBIT Margin % was not reported; the figure represents the most comparable metric, Consolidated Operating Margin %.

(4)	In 2015, Net income and and Basic EPS before restructuring and other exceptional items were the comparable metrics reported.

(5)	Using 21-day average average at the beginning and ending of each year and indexing from a 2014 baseline (i.e., index at 100).
In conclusion, the 5-year performance trend of the Company has been positive, while comparison of the CEO pay trend is difficult to conclude given the accounting valuation of past equity awards, which does not reflect the pay earned.
Base Salary
The base salary for the new Executive Directors takes into consideration the executive’s skills, scope of job responsibilities, experience, and competitive market and compensation peer group pay comparisons as described above. The CEO’s annual base salary is $1,100,000 and the Chairperson’s base salary is $250,000, and their base salaries are in the competitive range for their respective roles.
Given the relatively recent benchmark of the salaries when hired or appointed to their respective roles in 2018, the Compensation Committee recommended no change in base salary in 2019.
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
As specified by DCGC, scenario analyses are carried out annually to examine the relationship between the performance criteria chosen and the possible outcomes of variable remuneration of the Executive Directors. Such analysis was carried out for the 2019 financial year, and the Company found a strong link between remuneration and performance and concluded that the chosen performance criteria strongly supports the Company’s strategic objectives and are appropriate under both the short-term and long-term incentive components of total remuneration.
Short-Term Incentives
The primary objective of short-term variable incentives is to focus on the business priorities for the current year. As such, our CEO participates in the annual Company Bonus Plan (“CBP”), but our Chairperson does not as the focus of her role is long term. Our CEO’s short-term variable incentive compensation is based on achieving short-term (annual) financial and other designated goals proposed by the Compensation Committee and approved by the Chairperson and Non-Executive Directors each year.

In 2019, the Compensation Committee changed the CBP design to align more closely with the annual operational objectives. The new metrics and their corresponding weight for the determination of the CEO’s bonus is shown in the following table:

KPIs		Performance Level and Payout	Threshold	Target	Maximum	KPI Definition
Consolidated Revenue Growth @ Constant Currency (CC)	30%	performance level	2.0%	2.2%	2.9%	Current Year (CY) vs. Prior Year (PY) Consolidated Revenue @ Constant Currency (CC)
		% of target pay-out	30%	100%	200%
Consolidated Adjusted EBIT Margin %	50%	performance level	6.5%	7.2%	8.6%	Resulting ratio (in %) of Consolidated Adjusted EBIT (numerator) over Consolidated Net Revenue (denominator) for the full year
		% of target pay-out	30%	100%	200%
Cash Conversion Ratio %	20%	performance level	55.2%	61.3%	79.7%	Net Industrial Cash Flow / Adjusted Net Income
		% of target pay-out	30%	100%	200%

▪	The target incentive for the annual bonus program is 125% of base salary, linked to approved targets each year which are consistent with our public guidance to investors.

▪
To earn any incentive by metric, the threshold performance must be at least 90% of the specific target established, with an additional hurdle of achieving at least 70% of the Consolidated Adjusted EBIT Margin % for any payout. Achieving threshold performance earns 30% of target incentive.

▪
To earn the maximum payout of 200% of target incentive, actual results must be at least 120% of the target performance for Consolidated Adjusted EBIT Margin % and 130% for the other performance metrics.

▪	No individual performance adjustment factor applies to the CEO, in line with DCGC to have no discretion applicable to the bonus calculation.
Rationale for Change:
The key performance indicators selected for 2019 are similar in nature to those used previously to still emphasize growth, profitability and effective cash management.

▪
Consolidated revenue growth targets replaced consolidated revenue targets, to focus on year-over-year revenue gains without the adverse impact of currency fluctuations, allowing for enhanced line-of-sight.

▪	Adjusted EBIT Margin % of revenue replaced absolute Adjusted EBIT Margin to concentrate on structural profitability gains in a down market.

▪	Cash conversion ratio was introduced to emphasize the efficiency of converting profit into cash, an important capability for industrial companies.
With the change in targets to percentages and ratios from absolute targets, the performance ranges were also reviewed and revised to implement a competitive range appropriate for the type of each metric.

CEO Company Bonus Plan
The CBP award earned by the CEO for performance year 2019, payable in 2020, is $367,000, as determined by the achievement of pre-determined objectives and the corresponding overall company performance factor, illustrated in the table below:

Corporate Measures		Weight	Threshold	Target	Maximum	Achievement	Results vs. Targets	Performance Factor	Overall
Consolidated Revenue Growth (@CC)	a)	30%	2.0%	2.2%	2.9%	(1.7)%	(75.0)%	—%	—%
	b)		$123,750	$412,500	$825,000				$—
Consolidated Adjusted EBIT Margin %	a)	50%	6.5%	7.2%	8.6%	6.7%	93.0%	53.3%	26.7%
	b)		$206,250	$687,500	$1,375,000				$ 367,000
Cash Conversion Ratio %	a)	20%	55.2%	61.3%	79.7%	0.8%	1.0%	—%	—%
	b)		$82,500	$275,000	$550,000				$—
Overall Award	a)	100%							26.7%
	b)		$412,500	$1,375,000	$2,750,000				$ 367,000

(a)	Performance metrics, weighting, goals, achievement and performance payout factor.

(b)	CEO bonus amounts at threshold, target, outstanding performance and actual payout.
Discussion of 2019 Results
Amidst extremely challenging market conditions, the Company maintained profitable margins. The revenue growth and cash conversion ratio thresholds were not achieved, impacted by the adverse trade policies, slowdown in the economy and severe climate conditions at planting and throughout the growing season in many countries, including the largest markets in the U.S. and Europe.
The Compensation Committee established challenging goals for each metric. Even with the predicted downturn in industry volumes suppressing revenue growth year over year, targets for profitability and cash conversion were set higher than 2018 levels, illustrating the commitment of the Company and the Committee to rigorously review and consistently calibrate performance measures.

	2017 Actual	2018 Actual	2019 Target	2019 Actual
Consolidated Revenue Growth @CC	8.1%	6.7%	2.2%	-1.7%
Consolidated Adjusted EBIT Margin %	5.9%	7.1%	7.2%	6.7%
Cash Conversion Ratio %	198.2%	49.8%	61.3%	0.8%

Long-Term Incentives
Long-term incentive compensation is a critical component of our Executive Directors’ compensation structure. This compensation component is designed to:

▪	Align the interests of our Executive Directors and other key contributors with the interests of our shareholders;

▪	Motivate the attainment of Company performance goals and reward sustained long-term value creation; and

▪	Serve as an important attraction and long-term retention tool that management and the Compensation Committee uses to strengthen loyalty to the Company.
Cyclical, Long-Term Nature of Our Business. Market demand for agricultural equipment, as well as for construction equipment, trucks, commercial vehicles, buses and specialty vehicles, is cyclical, and product life cycles are long, and thus so is the nature of CNH Industrial’s business. As long-term incentive compensation is one of the key mechanisms to motivate and reward managers, the Company seeks for this component to consider the long term, cyclical nature of the business.

2017-2019 Long-Term Incentive Program
The 2017-2019 Long-Term Incentive Program consisted of two distinct but complementary components - one focused on the Company achieving certain performance goals, while the other retention-based award considers individual commitment and contribution.
For the performance-based grants (referred to as Performance Share Units or PSUs), the primary metric was Total Shareholder Return (“TSR”) relative to a group of peer companies and a secondary metric was to maintain investment grade credit rating. Results were measured at the end of the three-year performance period. Although the Company achieved an absolute TSR of 30% and further improved its investment grade credit rating during the 2017-2019 performance period, the TSR ranking versus specific industry peers did not meet the threshold ranking to earn a payout.
For the retention-based awards (referred to as Restricted Share Units or RSUs), the Compensation Committee utilizes this component to encourage share ownership and retention while aligning Executive Directors' interests with those of our shareholders over the longer term. Vesting is subject to continued employment with the Company and favorable individual performance. In June 2019, an installment of the 2017-2019 RSUs vested for both Executive Directors.
2019 Equity Awards
With the 2017-2019 LTI plan ending, the existing LTI plan design was reviewed in the context of the prevalent peer and market practice to provide an annual reward opportunity. A potential competitive gap existed as the next performance cycle awards, tied to a new strategic business plan, would only begin in 2020. After the 2017-2019 LTI plans would end, our CEO would not have held any unvested equity, which provides a powerful retention incentive. Addressing this annual award opportunity gap, the Compensation Committee and Non-Executive Directors approved a partial advance of the 2020-2022 LTI award for the CEO in February 2019, representing 15% of the CEO’s targeted annual LTI component of pay. The 2019 award consisted of 97,310 retention-based RSUs vesting in February 2021, subject to individual performance, as assessed by the Chairperson and Compensation Committee.
Pension and Retirement Savings
The CEO participates in the same Company sponsored retirement savings programs available to all salaried employees of CNH Industrial America LLC. The Chairperson does not participate in any Company sponsored retirement savings program, but CNH Industrial N.V. pays social contribution fees mandatorily due under U.K. law. No changes were made in 2019.
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
No changes were made in 2019.
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
No changes were made in 2019.
Stock Ownership
Our Board recognizes the critical role that executive stock ownership has in aligning the interests of management with those of shareholders. With the change in Executive Director leadership in 2018, stock ownership requirements were put in place, in line with prevalent market practice. The Executive Directors are subject to share ownership guidelines which require owning shares with an aggregate value of not less than five (5) times base salary within five (5) years from the start of their respective assignments. The Compensation Committee assesses on an annual basis the Executive Directors’ progress toward meeting this objective. As of December 31, 2019, the CEO owned 233,213 shares and the Chairperson owned 114,824. With a share price of $11.00 on December 31, 2019, the FMV of current holdings at year-end 2019 was 2.3 times base salary for the CEO and 5.0 times for the Chairperson. The Compensation Committee has communicated to the Executive Directors that they are making satisfactory progress toward this shareholding objective.

Recoupment of Incentive Compensation (Claw back Policy)
The Board is dedicated to maintaining and enhancing a culture focused on integrity and accountability. The Recoupment Policy in the Company’s Equity Incentive Plan (the “EIP”), which defines the terms and conditions for any subsequent long-term incentive program, and the Company Bonus Plan (the “CBP”), which defines the short-term incentive program, as well as in any executive employment agreements, authorizes the Company to recover, or “claw back,” incentive compensation with the ability to retroactively make adjustments if any cash or equity incentive award is predicated upon achieving financial results and the financial results are subject to an accounting restatement.
No recoupment of incentive compensation was warranted under any incentive plan during 2019.
Remuneration for Non-Executive Directors
The remuneration of Non-Executive Directors is governed by the CNH Industrial N.V. Directors’ Compensation Plan, which was approved by the Company’s shareholders and is periodically reviewed by the Compensation Committee. The current remuneration for the Non-Executive Directors, which did not change from 2018, is shown in the table below.

Non-Executive Director Compensation	Total
Annual Cash Retainer	$125,000
Additional retainer for Audit Committee member	$25,000
Additional retainer for Audit Committee Chairperson	$35,000
Additional retainer for member of other Board committees	$20,000
Additional retainer for Chairperson of other Board committees	$25,000
Non-Executive Directors receive their annual retainer fee, committee membership, and committee chair fee payments (collectively, “Fees”) only cash. Remuneration of Non-Executive Directors is fixed and not dependent on the Company’s financial results. Non-Executive Directors are not eligible for variable compensation and do not participate in any Company incentive plans.
Directors eligible to receive compensation under the CNH Industrial Directors’ Compensation Plan do not receive benefits upon termination of their service as directors.
In 2019, upon the recommendation of the Compensation Committee, the Board resolved to implement share ownership guidelines for the Non-Executive Directors. Effective from their April 2019 appointment, Non-Executive Directors must own one times the annual retainer fee, that is $125,000 within 24 months to reach the guideline. The Non-Executive Directors are expected to hold shares as a long-term investment and as such are expected to hold shares while active on the Board and for an additional three months after their Board service terminates.

Implementation of Remuneration Policy in 2019
The following table summarizes remuneration paid or awarded (in USD $) to CNH Industrial N.V. Directors for the years ended December 31, 2019 and 2018 (the “Summary Remuneration table”):

Board of Directors	Position	Year	Fixed Remuneration		Variable Remuneration		Extra-ordinary Items(4)	Pension & Similar Benefits(5)	Total Remuneration	Proportion of fixed to variable remuneration(6)
			Base Salary or Fees	Fringe Benefits (1)	One-year Variable(2)	Multi-year Variable(3)
MÜHLHÄUSER Hubertus	CEO	2019	1,102,242	211,050	367,000	4,423,674	3,100,417	238,449	9,442,832	18%
		2018(7)	317,308	4,164	553,000	1,346,145	1,303,568	7,961	3,532,146	10%
HEYWOOD Suzanne	Chairperson	2019	272,917 (8)	—	—	436,892	—	47,365	757,174	68%
	Director	2018(9)	170,000	—	—	—	—	—	170,000	100%
GEROWIN Mina	Director	2019	72,500	—	—	—	—	8,424	80,924	100%
		2018	145,000	—	—	—	—	17,242	162,242	100%
HOULE Léo W.	Senior Non-Executive Director	2019	171,750	—	—	—	—	—	171,750	100%
		2018	170,000	—	—	—	—	—	170,000	100%
KALANTZIS Peter	Director	2019	85,000	—	—	—	—	—	85,000	100%
		2018	170,000	—	—	—	—	—	170,000	100%
LANAWAY John	Director	2019	150,000	—	—	—	—	—	150,000	100%
		2018	150,000	—	—	—	—	—	150,000	100%
NASI Alessandro	Director	2019	85,000	—	—	—	—	—	85,000	100%
SCHEIBER Silke	Director	2019	150,000	—	—	—	—	31,482	181,482	100%
		2018	150,000	—	—	—	—	17,932	167,932	100%
SIMONELLI Lorenzo	Director	2019	75,000	—	—	—	—	—	75,000	100%
TABELLINI Guido	Director	2019	72,500	—	—	—	—	—	72,500	100%
		2018	145,000	—	—	—	—	—	145,000	100%
TAMMENOMS BAKKER Jacqueline	Director	2019	155,000	—	—	—	—	32,345	187,345	100%
		2018	145,000	—	—	—	—	17,242	162,242	100%
THEURILLAT Jacques	Director	2019	160,000	—	—	—	—	19,177	179,177	100%
		2018	160,000	—	—	—	—	19,312	179,312	100%
Notes:

(1)	The stated amount includes the use of transportation, (company car and personal usage of aircraft), company cost of life and health insurance benefits, and tax preparation services.

(2)	The amounts represent the bonus earned for the performance year and paid in the following year, e.g. 2019 which will be paid in 2020.

(3)
The amounts represent the Company's share-based compensation (SBC) expense under applicable accounting standards relating to grants issued to the Executive Directors under LTI programs covered by the CNH Industrial N.V. Equity Incentive Plan (EIP). The amounts include SBC expense related to the 2017-2019 PSUs that did not meet the threshold achievement for any payout, $2.9 million and $0.3 million respectively for the CEO and Chairperson in 2019 and $0.8 million and $0.3 million respectively in 2018. Not included in this column is the SBC expense for the “Make Whole” equity award granted to the CEO as a condition of his accepting the CEO role with the Company in 2018. The “Make Whole” award vested over the first anniversary from the CEO’s hire date and the related 2019 and 2018 expenses were $2.8 million and $1.14 million respectively. The related SBC expense is reported under the Extraordinary Items column.

(4)	The stated amount includes relocation benefits and the SBC expense related to the CEO’s “Make Whole” award, $2.8 million and $1.14 million 2019 and 2018 respectively.

(5)
For the CEO, the stated amount includes company contributions to U.S. Social Security and Medicare, the Company defined contribution plan and the service cost for future retiree healthcare benefits and for the other Directors, company contributions into the U.K. National Insurance.

(6)
The ratio of the percentage of fixed pay elements over the percentage of variable pay elements. Variable elements include variable Incentives, extraordinary items and the pension benefits derived from variable remuneration.

(7)	The compensation reflects a partial year as the CEO was hired on September 17, 2018.

(8)	The stated amount includes the prorated fees for the Chairperson role from November 29, 2018 through December 31, 2018 paid in January 2019. Full year fees are $250,000.

(9)	The stated amount covers the CNH Industrial N.V. Board of Director fees earned in 2018, but paid directly to EXOR N.V., as disclosed in the 2018 Remuneration Report.

The following table summarizes remuneration paid or awarded (in USD $) to Directors of CNH Industrial N.V. for roles held in subsidiaries of CNH Industrial N.V. for the year ended December 31, 2019:

Board of Directors	Position	Year	Fixed Remuneration		Variable Remuneration		Extra-ordinary Items	Pension & Similar Benefits(3)	Total Remuneration	Proportion of fixed to variable remuneration
			Fees(1)	Fringe Benefits	One-year Variable	Multi-year Variable (2)
NASI Alessandro	Chairman IVECO Defence S.p.A	2019	126,383	—	—	564,359	—	26,407	717,149	27%
Notes:

(1)	The stated amount is the fees for the Chairman of IVECO Defence S.p.A role.

(2)
The stated amount is the share-based compensation for Mr. Nasi prorated from the date of his appointment to CNH Industrial N.V. Board of Director to the end of the year. The amount includes $374k in SBC expense related to the 2017-2019 PSUs that did not meet the threshold achievement for any payout.

(3)	The stated amount includes the company social contributions in Italy on employment income.
If, and to the extent, any changes are made to 2020 remuneration, such changes will be in line with the Remuneration Policy.

For year-over-year reference, per the new Dutch Civil Code requirements, the following table shows the compensation change each of the past five years (in US$ 000s):

Board of Directors	Position	2019 vs 2018	2018 vs 2017	2017 vs 2016	2016 vs 2015
MÜHLHÄUSER, Hubertus(1)	CEO	5,911	3,532	—	—
TOBIN Richard(1)	CEO	(508)	(6,558)	3,123	1,184
HEYWOOD Suzanne(1)	Chairperson	757	—	—	—
MARCHIONNE Sergio(1)	Chairman	(2,840)	(2,311)	2,422	(166)
ELKANN John(2)	Senior Non-Executive Director	—	—	(44)	(131)
GEROWIN Mina(3)	Director	(81)	(1)	(1)	6
GRIECO Maria Patrizia(2)	Director	—	—	(36)	(109)
HEYWOOD, Suzanne(1)	Director	(170)	—	43	128
HOULE Léo W.	Director	2	(2)	8	19
KALANTZIS Peter(3)	Director	(85)	—	—	—
LANAWAY John	Director	—	—	—	—
NASI Alessandro(4)	Director	85	—	—	—
SCHEIBER, Silke(5)	Director	14	(1)	42	128
SIMONELLI Lorenzo(4)	Director	75	—	—	—
TABELLINI Guido(3)	Director	(73)	—	5	15
TAMMENOMS BAKKER Jacqueline(6)	Director	25	(1)	(1)	(5)
THEURILLAT Jacques	Director	—	(1)	—	(2)
Notes:

(1)
During 2018, the Company’s Executive Directors changed. At the end of April, the former CEO, Richard Tobin, left the Company voluntarily, and Derek Neilson, one of our senior managers, was appointed as Chief Executive Officer, Ad Interim. On September 17, 2018, Hubertus Mühlhäuser, recruited externally, assumed the position of CEO. On July 21, 2018, the Board of Directors, having been apprised of the deteriorating health situation of its Chairman Sergio Marchionne, appointed Lady Heywood as Chairperson with immediate effect. On July 25, 2018, Mr. Marchionne passed away. Shareholders appointed Lady Heywood and Mr. Mühlhäuser as Executive Directors at the November 29, 2018 Extraordinary General Meeting. Lady Heywood’s Chairperson fees prorated from November 29, 2018 through December 31, 2018 were paid in January 2019.

(2) The following Directors stepped down from their Board of Directors roles in 2016: Mr. Elkann and Ms.Grieco.
(3) The following Directors stepped down from their Board of Directors roles in 2019: Ms.Gerowin, Mr. Kalantzis, and Mr. Tabellini.
(4) The following Directors were appointed their Board of Directors roles in 2019: Mr. Nasi and Mr. Simonelli.
(5) Ms. Scheiber was appointed to the Board of Directors in 2016.

(6)	Ms. Jacqueline Tammenoms Bakker became a member of the Compensation Committee in 2019 in addition to the Governance and Sustainability Committee.
Executive Officers’ Compensation
The aggregate amount of compensation paid to or accrued for executive officers that held office during 2019 was approximately $23.4 million, including $2.3 million in pension and similar benefits paid or set aside by us. The aggregate amounts included those paid to or accrued for 11 executives at December 31, 2019.

Share Ownership
Collectively, our Directors and Executive Directors own less than one percent of our outstanding common shares. In 2019, the Company established share ownership requirements for both the Executive Directors and Non-Executive Directors. The following table summarizes the number of CNH Industrial common shares owned by our directors and Global Executive Committee members as of February 28, 2020.

(number)	Common Shares (1)
CNH Industrial Directors owning CNH Industrial Common Shares at February 28, 2020
Suzanne Heywood	114,824
Léo W. Houle[2]	57,259
John Lanaway	37,286
Hubertus Mühlhäuser	233,213
Alessandro Nasi	333,286
Lorenzo Simonelli	14,327
Jacques Theurillat	18,422
CNH Industrial Global Executive Committee owning CNH Industrial Common Shares at February 28, 2020
Luc Billiet	57,530
Massimiliano Chiara	129,626
Vilmar Fistarol	95,993
Oddone Incisa	41,257
Derek Neilson	245,257
Stefano Pampalone	45,016
Annalisa Stupenengo	50,540
Tom Verbaeten	61,649
Andreas Weishaar	55,313
(1)No one member beneficially owns more than 1% of our common shares
(2)Mr. Houle also holds 57,259 special voting shares associated with his common shares.

Stock Options
As of December 31, 2019, no remaining stock options are held by CNH Industrial Directors under the CNH Industrial Directors’ Compensation Plan for Non-Executive Directors, the CNH Global Directors’ Compensation Plan (“CNH DCP”) for Non-Executive Directors and the CNH Global Equity Incentive Plan (“CNH EIP”) for Executive Directors. Ms. Mina Gerowin, a former Board of Director, exercised five of her seven stock option grants on September 4, 2019. The remaining two stock option grants were forfeited.  The stock option activity in 2019 was as follows:

						Information regarding the reported financial year
The main conditions of share option plans						Opening Balance	During the year			Ending Balance
Name of Director, position	Plan Name	Award Date	Vesting Date	Expiration Date	Strike price of the share	Share options awarded at the beginning of the period	Share options exercised	FMV at Exercise $/option	Share options forfeited	Share options outstanding at the end of the period
GEROWIN Mina, former Director	Director SO	12/28/2013	12/28/2013	10/12/2019	11.33	6,402	—	—	6,402	—
	Director SO	3/28/2014	3/28/2014	10/12/2019	11.26	6,442	—	—	6,442	—
	Director SO	6/26/2014	6/26/2014	10/12/2019	10.25	7,073	7,073	10.305	—	—
	Director SO	9/24/2014	9/24/2014	10/12/2019	7.82	9,271	9,271	10.305	—	—
	Director SO	12/23/2014	12/23/2014	10/12/2019	8.26	8,777	8,777	10.305	—	—
	Director SO	4/14/2015	4/14/2015	10/12/2019	8.25	4,394	4,394	10.305	—	—
	Director SO	7/13/2015	7/13/2015	10/12/2019	9.52	3,808	3,808	10.305	—	—
					Total:	46,167	33,323		12,844	—
Note: Total Fair Market Value (FMV) upon exercise of the stock options was $53,395.
Stock options for Non-Executive Directors expire upon the earlier of (i) ten years after the grant date, or (ii) six months after the date an individual ceases to be a director. The exercise date for Ms. Gerowin fell within the exercise period of the options which expired October 12, 2019. There were no performance conditions applicable as options were a choice for payment of Directors’ fees in lieu of cash payment. As such, there was no vesting or holding period applicable.

Share Awards
The following table summarizes unvested performance share units and restricted share units held by Executive Directors and Non-Executive Directors as of December 31, 2019:

						Information regarding the reported financial year
The main conditions of share unit plans						Opening Balance	During the Year			Closing Balance			Accounting Expense (6)
Name of Director, Position	Award Name	Performance Period	Award Date	Vesting Date	End of Holding Period	Shares Awarded at the Beginning of the Period	Shares Awarded	Shares Forfeited	Shares Vested	Share Subject to a Performance Condition	Shares Unvested	Shares Subject to a Holding Period (5)

							FMV at Grant (US$000s)		FMV at Vest (US$000s)				US$000s
MÜHLHÄUSER Hubertus, CEO	2017-2019 PSU(1)	01/01/17 – 12/31/19	9/17/18	2/28/20	9/17/23	492,700	—	492,700	—	—	—	—
									—				2,888
	2017-2019 RSU(2)	09/17/18 – 06/30/20	9/17/18	6/30/20	9/17/23	164,300	—	—	82,150	—	82,150	82,150
									843				1,133
	2018 Make Whole RSU(3)	09/17/18 – 09/17/19	9/17/18	9/17/19	9/17/23	339,100	—	—	339,100	—	—	339,100
									3,722				2,811
	2019 RSU(4)	01/30/19 – 02/01/21	1/30/19	2/1/21	1/30/24		97,300	—	—	—	97,300	—
							984						403
HEYWOOD, Suzanne Chairperson	2017-2019 PSU(1)(7)	01/01/17 – 12/31/19	11/29/18	2/28/20	11/29/23	61,000	—	61,000	—	—	—	—
									—				271
	2017-2019 RSU(2)(7)	11/29/18 – 06/30/20	11/29/18	6/30/20	11/29/23	20,300	—	—	10,150	—	10,150	10,150
									104				166
NASI, Alessandro, former CNHI Executive Officer	2017-2019 PSU(4)	01/01/17 – 12/31/19	12/22/17	2/28/20	2/28/20	122,667	—	122,667	—	—	—	—
									—				374
	2017-2019 RSU(4)	12/22/17 – 06/30/20	12/22/17	6/30/20	6/30/20	61,334	—	—	30,667	—	30,667	—
									294				187
	2016 RSU(4)	06/09/2016 - 06/09/2019	6/9/16	6/9/20	6/9/20	6,267	—	—	6,267	—	—	—
									57				3
					Total Shares:	1,267,668	97,300	676,367	468,334	—	220,267	431,400
					Total FMV ($000s)		984		5,020				8,236

(1)
This PSU award was the equity award for the 2017-2019 performance period, based on Company Performance: Relative TSR, weighted 100%, and maintaining investment credit rating. The threshold achievement was not met and all outstanding PSUs under this plan forfeited.

(2)
This RSU award is the retention-based equity award for the remainder of the three-year period, 2017-2019. Vesting is in two equal installments; the first installment vested on June 30, 2019 and second will vest on June 30, 2020.

(3)
As a condition of hiring, the CEO was granted a “Make Whole” RSU to compensate for forfeited equity awards from his prior employer. The “Make Whole” award vested over the first anniversary from the CEO’s hire date.

(4)
These awards were granted to Mr. Nasi when an employee of CNH Industrial, and per the Company’s agreement, the balances shown would continue to vest according to the terms and conditions of the awards. The 2017-2019 RSU awards at the beginning of the period have two installments; the first vested on 6/30/2019 and the second will vest on 6/30/2020. No holding period after vesting applies to any of Mr. Nasi's awards.

(5)
The gross shares of the awards that vested during 2019 are shown in the table, but only the related after-tax shares delivered are subject to the holding period. Shares were sold to cover withholdings.

(6)
The accounting valuation of share-based compensation expense (“SBC expense”) is the value reported for equity awards in the Summary Remuneration table. The SBC expense for the CEO’s “Make Whole” award is reported in the Extraordinary Items column.

(7)
On December 14, 2018, the Compensation Committee and the Non-Executive Directors approved the Chairperson’s compensation package, including a prorated award, under the 2017-2019 LTIP, for period remaining in the three-year program, split 75% for performance based awards (61,000 PSUs) and 25% for retention based awards (20,300 RSUs).

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
Board of Directors
We have a one-tier management structure (i.e. management board that may be comprised of both members having responsibility for our day-to-day operations, who are referred to as “executive directors”, and members not having such responsibility, who are referred to as “non-executive directors”). Pursuant to our Articles of Association, the Board of Directors may have three or more members. The Board of Directors currently has nine members. Our executive directors, Lady Heywood and Mr. Mühlhäuser, and our non-executive directors were elected at the last AGM on April 12, 2019. See “Item 6A. Directors, Senior Management and Employees” above. The term of office of the current Board of Directors will expire on April 16, 2020, the anticipated date of the Company’s next AGM at which shareholders will elect the Company’s directors for approximately a one-year term ending on the date of the AGM to be held in 2021. Each director may be re-elected at any subsequent general meeting of shareholders. None of our directors have service contracts with the Company (or any subsidiary) providing for benefits upon termination of employment as a director.
The Board as a whole is responsible for the strategy of the Company. The Board of Directors is currently composed of two executive directors (to whom the titles Chairperson and Chief Executive Officer have been granted) and seven non-executive directors. Under Article 16 of our Articles of Association, the general authority to represent CNH Industrial shall be vested in the Board of Directors, as well as in each of the executive directors to whom the title Chairperson or Chief Executive Officer has been granted.
Six directors (67%) qualify as independent for purposes of NYSE rules, Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Dutch Code.
On September 9, 2013, the Board of Directors of the Company appointed-with effect as of the closing of the Merger - the following internal committees: (i) an Audit Committee, (ii) a Governance and Sustainability Committee, and (iii) a Compensation Committee. On April 12, 2019, the Board of Directors appointed Mr. Léo Houle Senior Non-Executive Director for purposes of best practice provision 5.1.3, and in compliance with best practice provision 2.1.9, of the Dutch Code. The Senior Non-Executive Director is responsible for the proper functioning of the Board of Directors and its Committees. On certain key operational matters, the Board of Directors is advised by the Company's Global Executive Committee (formally named the Group Executive Council, “GEC”). The GEC is an operational decision-making body that is responsible for reviewing the operating performance of the Company’s businesses and making decisions on certain operational matters.
The Board is responsible for creating a culture aimed at long-term value creation for CNH Industrial and all of its stakeholders. Operating in compliance with all applicable laws and consistent with the Company’s values and expectations is critical to creating such a culture. Accordingly, to clarify and make explicit the Company’s values and expectations, in 2014 the Board adopted the Company’s code of conduct (“Code of Conduct”) and the Company issued its Supplier Code of Conduct. In addition, the Company established a compliance and ethics program that is overseen by the Global Compliance and Ethics Committee (“GCEC”). The members of the GCEC include: the Chief Executive Officer, the Chief Financial Officer, the head of Internal Audit, the Corporate General Counsel, the Chief Compliance Officer (“CCO”), the Chief Information Officer, the President of the Financial Services segment, the head of the Human Resources function, and the Chief Strategy, Talent, ICT and Digital Officer. The GCEC meets at least quarterly to, among other things, review and discuss compliance and ethics trends and topics, review and discuss compliance risk assessments, discuss compliance-related training to be deployed, consider the need for new or modified compliance-related corporate policies, and review matters submitted to the Company’s Compliance Helpline (see Item 10(B) below) and related investigations. The extent to which each employee complies with and promotes such culture and values is assessed each year through the Company’s performance assessment process. Among other things, employees are evaluated on their ability to lead people, act with integrity and honesty, drive collaboration through respect and openness, and hold themselves and others accountable.
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

BOARD MEMBER SKILLS AND ATTRIBUTES

DIRECTORS	BORN IN	DIRECTOR SINCE	GEO-GRAPHIC DIVERSITY	GOVERNANCE, LEGAL, AND BOARD EXPERTISE	FINANCIAL AND ACCOUNTING	CONSUMER DISCRETIONARY	CONSUMER STAPLES	INDUSTRIALS & MATERIALS	TELECOM & IT	ACADEMIC POSITIONS	CHARITABLE AND ENVIRONMENTAL ENGAGEMENT	HEALTH CARE	(FORMER) CHAIRMAN /CEO	MANDATES IN OTHER COMPANIES
SUZANNE HEYWOOD	1969	2016	UK	○	○	○		○		○	○			–
HUBERTUS M. MÜHLHÄUSER	1969	2018	US/CH	○	○	○	○	○	○	○		○	○	–
LÉO W. HOULE	1947	2013	CA	○	○	○		○	○					–
JOHN LANAWAY	1950	2013	US	○	○	○		○	○					–
ALESSANDRO NASI	1974	2019	IT	○	○			○						1
SILKE C. SCHEIBER	1973	2016	UK/AT	○	○			○						1
LORENZO SIMONELLI	1973	2019	US/IT	○	○	○	○	○					○	1
JACQUELINE A. TAMMENOMS BAKKER	1953	2013	NL	○	○		○	○	○		○			3
JACQUES THEURILLAT	1959	2013	ES	○	○			○				○		1

SKILLS

GENDER

OVERVIEW

SKILLS AND EXPERIENCES

100%	GOVERNANCE, LEGAL, AND BOARD EXPERTISE
100%	FINANCIAL AND ACCOUNTING
56%	CONSUMER DISCRETIONARY
33%	CONSUMER STAPLES
100%	INDUSTRIALS & MATERIALS
44%	TELECOM & INFORMATION TECHNOLOGY
22%	ACADEMIC POSITIONS
22%	CHARITABLE AND ENVIRONMENTAL ENGAGEMENT
22%	HEALTH CARE
22%	(FORMER) CHAIRMAN /CEO

GENDER, AGE AND TENURE

GENDER

33%	WOMEN
67%	MEN

AGE

56%	45-55 YEARS
11%	56-65 YEARS
33%	66+ YEARS

TENURE

45%	+5 YEARS
22%	2-4 YEARS
33%	<2 YEARS

The following chart shows the 2019 Board members and their attendance at Board meetings.

Board Member	Heywood	Houle	Lanaway	Mühlhäuser	Nasi	Scheiber	Simonelli	Tammenoms Bakker	Theurillat
Attendance:	100%	100%	100%	100%	100%	80%	75%	90%	80%
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
The Audit Committee currently consists of Messrs. Theurillat (Chairperson), Lanaway, Simonelli, and Ms. Scheiber, all of whom are independent, non-executive directors. Under the Audit Committee Charter, the Audit Committee is elected by the Board of Directors, and is comprised of at least three members who may be appointed for terms of up to two years, each of whom must be a non-executive director. Members of the Audit Committee may be reappointed. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company, (ii) to be “independent”, under the NYSE rules, Rule 10A-3 under the Exchange Act and the Dutch Code, and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee shall be a “financial expert” as defined in the rules of the SEC and best practice provisions of the Dutch Code. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors, which must be disclosed in the annual report on Form 20-F. Unless decided otherwise by the Audit Committee, the independent auditors of the Company, as well as the Chief Financial Officer of the Company, attend its meetings. See “Item 16A. Audit Committee Financial Expert” of this annual report on Form 20-F for additional information regarding Audit Committee financial expert.
The Charter for the Audit Committee is available on our web site (www.cnhindustrial.com). The information contained on our web site is not included in, or incorporated by reference into, this annual report on Form 20-F.
The following chart shows the 2019 Audit Committee members and their attendance at Committee meetings.

Audit Committee Member	Theurillat	Lanaway	Scheiber	Simonelli
Attendance:	100%	90%	70%	86%
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
The Compensation Committee currently consists of Mr. Houle (Chairperson), and Messrs, Nasi and Tammenoms Bakker, all of whom are independent, non-executive directors. The Compensation Committee is elected by the Board of Directors, and is comprised of at least three directors. No more than one member may be non-independent under the Dutch Code. The members of the Compensation Committee are appointed for terms of up to two years. Members of the Compensation Committee may be reappointed. Unless decided otherwise by the Compensation Committee, the Company’s Chief Human Resources Officer attends its meetings.
See “Item 16G. Corporate Governance” for additional information regarding how the composition of the Compensation Committee deviates from the rules of the NYSE.
The Charter for the Compensation Committee is available on our web site (www.cnhindustrial.com). The information contained on our web site is not included in, or incorporated by reference into, this annual report on Form 20-F.
The following chart shows the 2019 Compensation Committee members and their attendance at Committee meetings.

Compensation Committee Member	Houle	Nasi	Tammenoms Bakker
Attendance:	100%	100%	100%

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
The Governance and Sustainability Committee currently consists of Mr. Nasi (Chairperson), Mr. Houle, and Ms. Tammenoms Bakker, all of whom are independent, non-executive directors. The Governance and Sustainability Committee is elected by the Board of Directors, and is comprised of at least three Directors. No more than two members may be non-independent, and none of the members may be executive directors. The members of the Governance and Sustainability Committee are appointed for terms of up to two years. Members of the Governance and Sustainability Committee may be reappointed.
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
The following chart shows the 2019 Governance and Sustainability Committee members and their attendance at Committee meetings.

Governance & Sustainability Committee Member	Nasi	Houle	Tammenoms Bakker
Attendance:	100%	100%	100%
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
D. Employees
The ability to attract, retain, and further develop qualified employees is crucial to the success of CNH Industrial’s businesses and its ability to create value over the long-term. CNH Industrial’s business is, by its nature, labor intensive and this is reflected in the high number of Group hourly employees.

The following tables show the breakdown of the number of employees by segment and by region at December 31, 2019, 2018 and 2017:

(number)	2019	2018	2017
Agriculture	25,163	25,711	25,007
Construction	5,318	5,424	5,240
Commercial and Specialty Vehicles	23,692	23,933	23,843
Powertrain	8,064	8,265	8,050
Financial Services	1,128	1,149	1,071
Other activities	134	143	145
Total	63,499	64,625	63,356

(number)	2019	2018	2017
Europe	41,499	41,982	40,979
North America	8,447	8,856	8,691
South America	7,997	8,001	8,150
Rest of World	5,556	5,786	5,536
Total	63,499	64,625	63,356
As of December 31, 2019, CNH Industrial had 63,499 employees, a decrease of 1,126 from the 64,625 employees at year-end 2018. The change was mainly attributable to the difference between new hires (approximately 5,200) and departures (approximately 6,300) during the year. A further decrease of approximately 40 employees was due to changes in the scope of the operations, mainly related to the sale of the Truckline parts business, retailer and distributor of aftermarket commercial vehicle parts and accessories in Australia, partially offset by the acquisition of the AgDNA, ATI Track Systems, K-Line AG companies in Australia and North America as CNHI Industrial commitment to growing its global agriculture business focused on placing technological advancements at the services of its brands’ global customer.
Excluding the scope of the operations, the change compared to year-end 2018 is attributable to the decrease in permanent and fixed term workers for manufacturing activities, primarily for Agriculture in Europe and North America and for Powertrain in Europe, and to the reduction of salaried employees, due to optimizations linked to the business trend, for Agriculture mainly in North America and for Commercial and Specialty Vehicles and Construction mainly in Europe. The decrease has been partially offset by a moderate increase in the Research and Development personnel to strengthen the skills and competences needed for the transition driven by the technology megatrends like electrification and autonomous driving as well as alternative propulsions.
Collective Bargaining
In the United States, unions represent a small portion of our production and maintenance employees. The collective bargaining agreement with the United Automobile, Aerospace and Agricultural Implement Workers of America, which represents approximately 830 hourly production and maintenance employees in Burlington, Iowa and Racine, Wisconsin, continues through April 30, 2022. The collective bargaining agreement with the International Association of Machinists and Aerospace Workers, which represents approximately 430 of our employees in Fargo, North Dakota, continues through April 28, 2024.
In Europe, most employees are covered by collective labor agreements (“CLAs”) stipulated either by a CNH Industrial subsidiary or by the employer association for the specific industry to which the CNH Industrial subsidiary belongs.
In Italy, the approximately 16,850 CNH Industrial employees are covered by the CLA that was renewed on March 11, 2019 and expiring December 31, 2022. The approximately 430 CNH Industrial Managers are covered by the CLA renewed in 2016 and expired at the end of 2017, whose duration was tacitly extended.
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

Item 7.	Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth information with respect to ownership of our share capital in excess of 3% as of January 31, 2020 based on publicly available information.

Name of Beneficial Owner	Number of Common Shares Owned	Percent of Common Shares (c)
EXOR N.V. (a)	366,927,900	27.2%
Harris Associates L.P. (b)	185,027,203	13.7%

a)
In addition, EXOR N.V. holds 366,927,900 special voting shares; EXOR N.V.'s beneficial ownership in CNH Industrial is 42.2%, calculated as the ratio of (i) the aggregate number of common and special voting shares owned by EXOR N.V. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial. There were 1,738,119,416 outstanding common shares and special voting shares at January 31, 2020.

b)
Harris Associates L.P.'s beneficial ownership in CNH Industrial is 10.6% calculated as the ratio of (i) the number of common shares owned by Harris Associates L.P. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial. There were 1,738,119,416 outstanding common shares and special voting shares at January 31, 2020.

c)
There were 1,350,168,250 common shares outstanding as of January 31, 2020. All these common shares have the same rights and entitlements. The “Percent of Common Shares” was calculated by using the publicly disclosed number of owned common shares as the numerator, respectively, and the number of the Company’s outstanding common shares as of January 31, 2020 as the denominator.

As of January 31, 2020, EXOR N.V.’s voting power in CNH Industrial as a result of the loyalty voting program was approximately 42.2%. EXOR N.V., through its voting power, has the ability to significantly influence the decisions submitted to a vote of our shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness.
Our common shares are listed and can be traded on either the NYSE in U.S. dollars or the MTA in euro. The special voting shares are not listed on the NYSE or the MTA, not tradable and transferable only in very limited circumstances and only together with the common shares to which they are associated.
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

•
Special voting shares and the associated common shares are registered in the books and records of the Company’s transfer agents in the United States and Italy. As noted above, the special voting shares and associated common shares are not tradable. The associated common shares are only tradable after they are de-registered from the loyalty voting program at which time the associated special voting shares are surrendered to the Company. There is no possibility to hold a special voting share without holding an associated common share.

At January 31, 2020, there were 464 registered holders of our common stock in the U.S., including 142 shareholders that hold special voting shares associated with their common shares. As of January 31, 2020, based on the Company's share register and other sources available to us, approximately 109,000,000 common shares (3,875,575 of which had associated special voting shares) were held in the U.S.
B. Related Party Transactions
Our related parties are primarily EXOR N.V. and the companies belonging to the EXOR Group, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates and Ferrari N.V. and its subsidiaries and affiliates. Members of CNH Industrial’s Board of Directors and executives with strategic responsibilities and their families are also considered related parties. As of January 31, 2020, EXOR N.V. holds approximately 42.2% of our voting power and has the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders. In addition, CNH Industrial engages in transactions, on commercial terms that are normal in the respective markets, with its unconsolidated subsidiaries and affiliates which CNH Industrial has a significant influence over or that CNH Industrial jointly controls. Transactions carried out by CNH Industrial, which have had an effect on revenues, finance, interest and other income, cost of goods sold and trade receivables and payables, with unconsolidated subsidiaries, jointly-controlled entities, associates and other related parties, are primarily of a commercial nature. See “Note 21: Related Party Information” in the notes to our consolidated financial statements for the year ended December 31, 2019 for further information.

Item 8.	Financial Information
A. Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements” for a list of the financial statements filed with this annual report.
B. Significant Changes
The Board of Directors recommended and proposed to the shareholders the payment of a dividend of €0.18 per common share, totaling approximately €243 million (equivalent to approximately $267 million, translated at the exchange rate reported by the European Central Bank on February 28, 2020). The proposal is subject to the approval of the Company’s shareholders at the Annual General Meeting scheduled to be held on April 16, 2020.

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
CNH Industrial has a Remuneration Policy in respect of the remuneration of the members of the Board of Directors. With due observation of the Company’s Remuneration Policy, the Board of Directors may determine the remuneration for the directors in respect of the performance of their duties.
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
Members of the Board of Directors are not subject to an age limitation arising from the Articles of Association. In addition, there is no minimum or maximum number of shares to be owned in order to qualify as a director of the Company. However, the Company has adopted share ownership guidelines applicable to the directors.
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
Our Shares and Shareholders
Our authorized share capital is €40,000,000 consisting of two billion (2,000,000,000) common shares and two billion (2,000,000,000) special voting shares to be held with associated common shares, each having a par value of one euro cent (€0.01). Our common shares are registered shares represented by an entry in the share register of CNH Industrial. Beneficial interests in our common shares traded on the NYSE are held through the book-entry system provided by DTC and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee. Beneficial interests in the common shares traded on the MTA are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, as a participant in DTC.
Loyalty Voting Program. In connection with the Merger, CNH Industrial implemented a loyalty voting program, pursuant to which the former shareholders of each of Fiat Industrial S.p.A. and CNH Global N.V. were able to elect to receive one CNH Industrial special voting share to be held only with each CNH Industrial common share they were entitled to receive in the Merger, provided that they fulfilled the requirements described in the terms and conditions of the loyalty voting program. The CNH Industrial common shares held by shareholders that elected to participate in the loyalty voting program had their common shares registered in the Company’s Loyalty Register. Following this registration, a corresponding number of special voting shares were allocated to such shareholders, and the additional voting rights could be exercised at the first CNH Industrial shareholders’ meeting that followed the registration. By signing an election form, whose execution was necessary to elect to participate in the loyalty voting program, shareholders also agreed to be bound by the terms and conditions thereof, including the transfer restrictions described below. The terms and conditions applicable to special voting shares are available on our web site (www.cnhindustrial.com).
Following the completion of the Merger, CNH Industrial shareholders may at any time elect to participate in the loyalty voting program by requesting that CNH Industrial register all or some of their CNH Industrial common shares in the Loyalty Register. If these CNH Industrial common shares have been registered in the Loyalty Register (and thus blocked from trading in the regular trading system) for an uninterrupted period of three years in the name of the same shareholder, such shares become eligible to receive special voting shares to be held with associated common shares (the “Qualifying Common Shares”) and the relevant shareholder will be entitled to hold one special voting share for each such Qualifying Common Share the shareholder continues to hold. If at any time such CNH Industrial common shares are de-registered from the Loyalty Register for whatever reason, the relevant shareholder shall lose his, her or its entitlement to hold a corresponding number of special voting shares.
A holder of Qualifying Common Shares may at any time request the de-registration of some or all such shares from the Loyalty Register, which will allow such shareholder to freely trade its CNH Industrial common shares. From the moment of such request, the holder of Qualifying Common Shares shall be considered to have waived his/her/its rights to cast any votes associated with the loyalty voting shares corresponding to its previously Qualifying Common Shares. Upon the de-registration from the Loyalty Register, the relevant common shares will therefore cease to be Qualifying Common Shares. Any de-registration request would automatically trigger a mandatory transfer requirement pursuant to which the special voting shares will be surrendered to CNH Industrial for no consideration.
CNH Industrial’s common shares are freely transferable. Special voting shares are not admitted to listing and are transferable only in very limited circumstances and only along with the common shares to which they are associated. Any transfer of common shares that are registered on the Loyalty Register will trigger the de-registration of such common shares from that register and any associated special voting shares will automatically be surrendered to CNH Industrial for no consideration.
The purpose of the loyalty voting program is to grant long-term CNH Industrial shareholders an extra voting right (as qualifying shareholders are entitled to exercise an additional vote through the common share and the associated special voting share held). However, under Dutch law, the special voting shares cannot be excluded from economic entitlements. As a result, in accordance with our Articles of Association, holders of special voting shares are entitled to a minimum dividend, which is allocated to a separate special dividend reserve (the “Special Dividend Reserve”). The distribution of dividends from the Special Dividend Reserve can only be approved by the general meeting of the holders of special voting shares upon proposal of the Board of Directors. The power to vote upon the distribution from the Special Dividend Reserve is the only power that is granted to that meeting, which can only be convened by the Board of Directors as it deems necessary. No distribution has been made from this reserve. The special voting shares do not have any other economic entitlement.
Section 10 of the special voting share terms and conditions includes liquidated damages provisions intended to discourage any attempt by participants in the loyalty voting program to violate the terms thereof. These liquidated damages provisions may be enforced by CNH Industrial by means of a legal action brought by the Company in the courts of the Netherlands. In particular, a violation of the provisions of the above-mentioned terms and conditions concerning the transfer of special voting shares may lead to the imposition of liquidated damages.
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
For a period of five years from September 28, 2018, the Board of Directors has been irrevocably authorized by the shareholders to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set forth in the Articles of Association. For a period of five years from April 13, 2018, the Board of Director has been irrevocably authorized by the shareholders to issue common shares of the Company, which authorization is limited to 15% of the total number of common shares as of April 14, 2018. In addition, and without application of the 15% limitation, the Board of Directors is authorized to issue common shares and grant rights to subscribe for common shares in the capital of the Company pursuant to equity incentive plans sponsored by the Company’s predecessors (Fiat Industrial S.p.A. and CNH Global N.V.) and new equity incentive or compensation plans.
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
If a general meeting of shareholders delegates its authority to the Board of Directors for this purpose, then the Board of Directors will have the power to limit or exclude the pre-emption rights of shareholders. In the absence of this delegation, the general meeting of shareholders will have the power to limit or exclude these rights. Such a proposal requires the approval of at least two-thirds of the votes cast by shareholders at a general meeting if less than one-half of the issued share capital is represented at the meeting. Designations of authority to the Board of Directors may remain in effect for up to five years and may be renewed for additional periods of up to five years. For a period of five years from April 13, 2018, the Board of Directors has been designated by the shareholders as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the authority of the Board of Directors to issue common shares and grant rights to subscribe for common shares. In the event of an issuance of special voting shares, shareholders shall not have any right of pre-emption.
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
On March 3, 2020, the Board of Directors recommended and proposed to the Company’s shareholders that a dividend, in the amount of €0.18 per share, be paid to the holders of our common shares.
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

Voting Rights
Each common share and each associated special voting share of the Company confers the right on the holder to cast one vote at a general meeting. Resolutions are passed by a simple majority of the votes cast, unless Dutch law or the Articles of Association prescribes a larger majority. Under Dutch law and/or the Articles of Association, the following matters require at least two-thirds of the votes cast at a meeting if less than one-half of the issued share capital is present or represented:

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

On April 27, 2018, the Company announced its new buy-back program (the "$700 Million Program”) to repurchase up to $700 million in common shares, representing an increase of $400 million compared to the prior share buy-back program (the "$300 Million Program"). The $700 Million Program implements the resolution adopted by the Company’s shareholders at the AGM on April 13, 2018. The authorization granted was for a period of 18 months from the date of the AGM and, therefore, expired on October 12, 2019.
On May 24, 2019, the Company announced its intention to restart its buy-back program. The buy-back program involves repurchase of up to $700 million in common shares.
At the 2020 Annual General Meeting of Shareholders, the Board of Directors intends to recommend to the Company’s shareholders the renewal of the authorization to repurchase up to a maximum of 10% of the Company’s issued common shares.
The authorization is an instrument available to the Board of Directors but places no obligation on the Company to repurchase its own shares. Refer to “Item 16E: Purchase of Equity Securities by the Issuer and Affiliated Purchasers” for additional details of stock repurchases by the Company.
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
For a discussion of the Company’s equity plans, please see “Note 17: Share-Based Compensation” to our consolidated financial statements for the year ended December 31, 2019.
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

E. Taxation.
Nothing within this section (Item 10.E. Taxation) of this document should be considered or relied upon as tax advice. Rather, all prospective purchasers and holders of CNH Industrial stock, regardless of their country of residency, should consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences of owning and disposing of CNH Industrial stock based upon their particular circumstances.

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
For the purposes of this section, a “U.S. Shareholder” is a beneficial owner of shares that is:

•	an individual that is a citizen or resident of the U.S.;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the U.S.;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.
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
A distribution exceeding current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Shareholder’s basis in the shares of CNH Industrial stock, causing a reduction in the U.S. Shareholder’s adjusted basis in CNH Industrial stock, and thereafter as capital gain.

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
Loyalty Voting Program
No statutory, judicial or administrative authority directly discusses how the receipt, ownership or disposition of special voting shares should be treated for U.S. federal income tax purposes and as a result, the U.S. federal income tax consequences are uncertain.

Receipt of Special Voting Shares
If a U.S. Shareholder receives special voting shares after requesting its shares be held on the Loyalty Register, the tax consequences of the receipt of special voting shares is unclear. While distributions of stock are tax-free in certain circumstances, it is possible that the distribution of special voting shares could be treated as a distribution subject to tax as described above in “—Taxation of Dividends” if such distribution were considered to result in a “disproportionate distribution.” If the distribution of special voting shares were so treated, the amount of the distribution should equal the fair market value of the special voting shares received. Because, among other things, the special voting shares are not transferable and a U.S. Shareholder will receive amounts in respect of the special voting shares only if CNH Industrial is liquidated, CNH Industrial believes and intends to take the position that the value of each special voting share is minimal. However, because the fair market value of the special voting shares is factual and not governed by any guidance that directly addresses such a situation, the IRS could assert that the value of the special voting shares (and thus the amount of the distribution) as determined by CNH Industrial is incorrect.

Ownership of Special Voting Shares
CNH Industrial believes that a U.S. Shareholder holding special voting shares associated with common shares should not have to recognize income in respect of amounts transferred to the special voting shares dividend reserve that are not paid out as dividends. Section 305 of the Code may, in certain circumstances, require a holder of preferred shares to recognize income, even if no dividends are actually received on such shares if the preferred shares are redeemable at a premium and the redemption premium results in a “constructive distribution.” Preferred shares for this purpose refer to shares that do not participate in corporate growth to any significant extent. CNH Industrial believes that Section 305 of the Code should not apply to any amounts transferred to the special voting shares dividend reserve that are not paid out as dividends so as to require current income inclusion by a U.S. Shareholder because, among other things, (i) the special voting shares are not redeemable on a specific date and a U.S. Shareholder is only entitled to receive amounts in respect of the special voting shares upon liquidation, (ii) Section 305 of the Code does not require the recognition of income in respect of a redemption premium if the redemption premium does not exceed a de minimis amount and, even if the amounts transferred to the special voting shares dividend reserve that are not paid out as dividends are considered redemption premium, the amount of the redemption premium is likely to be “de minimis” as such term is used in the applicable Treasury Regulations. CNH Industrial therefore intends to take the position that the transfer of amounts to the special voting shares dividend reserve that are not paid out as dividends does not result in a “constructive distribution”, and this determination is binding on all U.S. Shareholders of special voting shares other than a U.S. Shareholder that explicitly discloses its contrary determination in the manner prescribed by the applicable Treasury Regulations. However, because the tax treatment of the loyalty voting structure is unclear and because CNH Industrial’s determination is not binding on the IRS, it is possible that the IRS could disagree with CNH Industrial’s determination and require current income inclusion in respect of such amounts transferred to the special voting shares dividend reserve that are not paid out as dividends.

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

PFIC Considerations
CNH Industrial believes that shares of its stock are not stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. If CNH Industrial were to be treated as a PFIC, unless a U.S. Shareholder elects to be taxed annually on a mark-to-market basis with respect to its common shares (as discussed below), any gain realized on the sale or other disposition of CNH Industrial stock would in general not be treated as a capital gain. Instead, if you are a U.S. Shareholder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over a U.S. Shareholder’s holding period for its CNH Industrial stock and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to CNH Industrial each such year. With certain exceptions, CNH Industrial stock will be treated as stock in a PFIC if CNH Industrial was a PFIC at any time during a U.S. Shareholder’s holding period of CNH Industrial stock. Dividends received from CNH Industrial will not be eligible for the special tax rates applicable to qualified dividend income if CNH Industrial is treated as a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.
If CNH Industrial were to be treated as a PFIC for any taxable year and provided that CNH Industrial common shares were treated as “marketable stock” within the meaning of applicable Treasury Regulations, the latter of which CNH Industrial believes will be the case, a U.S. Shareholder may make a mark-to-market election with respect to such U.S. Shareholder’s common shares. Under a mark-to-market election, any excess of the fair market value of the CNH Industrial common shares at the close of any taxable year over the U.S. Shareholder’s adjusted tax basis in the CNH Industrial common shares is included in the U.S. Shareholder’s income as ordinary income. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. In addition, the excess, if any, of such U.S. Shareholder’s adjusted tax basis at the close of any taxable year over the fair market value of the CNH Industrial common shares is deductible in an amount equal to the lesser of the amount of the excess or the amount of the net mark-to-market gains that such U.S. Shareholder included in income in prior years. A U.S. Shareholder’s tax basis in CNH Industrial common shares would be adjusted to reflect any such income or loss. Gain realized on the sale, exchange or other disposition of CNH Industrial common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of CNH Industrial common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by such U.S. Shareholder.
Material U.K. Tax Consequences
This section summarizes the material U.K. tax consequences of the ownership of CNH Industrial common shares for U.S. Shareholders. It is intended only as a general guide and does not purport to be a complete analysis of all potential U.K. tax consequences of holding CNH Industrial common shares. This section is based on current U.K. tax law and what is understood to be the current practice of H.M. Revenue and Customs, as well as applicable tax treaties. This law and practice and these treaties are subject to change, possibly on a retroactive basis.
This section applies only to shareholders of CNH Industrial that are U.S. Shareholders, that are not resident or domiciled in the U.K., that are not individuals temporarily non-resident in the U.K. for a period of less than five complete tax years, that hold their shares as an investment, and that are the absolute beneficial owner of both the shares and any dividends paid on the shares. This section does not apply to members of any special class of shareholders subject to special rules, such as:

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
Non-U.K.-resident shareholders
A shareholder of CNH Industrial common shares that is not resident in the U.K. for U.K. tax purposes will not be liable to account for income or corporation tax in the U.K. on dividends paid on the shares unless the shareholder carries on a trade (or profession or vocation) in the U.K. and the dividends are either a receipt of that trade or, in the case of U.K. corporation tax, the shares are held by or for a U.K. permanent establishment through which the trade is carried on.
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
Non-U.K.-resident shareholders that are not otherwise liable to U.K. income or corporation tax on dividends will not generally be able to claim repayment of any significant part of the tax credit attaching to dividends from CNH Industrial as the U.K. will levy income tax at the source to offset the amount of the credit. A U.S. Shareholder will not ordinarily be entitled to any cash payment in respect of the tax credit.
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
Tax Consequences of Participating in the Loyalty Voting Program
A non-U.K.-resident shareholder that would not be subject to tax on dividends or capital gains in respect of CNH Industrial common shares will not be subject to U.K. tax in respect of the special voting shares.
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
Scope of the Summary
The summary of Dutch taxes set out in this section “Material Dutch tax consequences” only applies to a holder of shares who is a Non-Resident holder of shares. For the purpose of this summary, a holder of shares is a Non-Resident holder of shares if such holder is neither a resident nor deemed to be resident in the Netherlands for purposes of Dutch income tax or corporation tax as the case may be. Where in this Dutch taxation discussion reference is made to “a holder of shares”, that concept includes, without limitation:

1.	an owner of one or more shares, who in addition to the title to such shares, has an economic interest in such shares;

2.	a person who, or an entity that holds the entire economic interest in one or more shares;

3.
a person who, or an entity that holds an interest in an entity, such as a partnership or a mutual fund, that is transparent for Dutch tax purposes, the assets of which comprise one or more shares, within the meaning of 1. or 2. above; or

4.
a person who is deemed to hold an interest in shares, as referred to under 1. to 3., pursuant to the attribution rules of article 2.14a, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), with respect to property that has been segregated, for instance, in a trust or a foundation.

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
Dividend Withholding Tax
CNH Industrial is generally required to withhold Dutch dividend withholding tax at a rate of 15 percent from dividends distributed by it. The competent authorities of the U.K. and the Netherlands have ruled that CNH Industrial is resident of the U.K. for the application of the tax treaty as concluded between the Netherlands and the U.K. Consequently payments made by CNH Industrial on the common shares and / or the special voting shares to non-resident shareholders may be made free from Dutch dividend withholding tax.
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

1.
such holder derives profits from an enterprise, directly, or pursuant to a co-entitlement to the net value of such enterprise, or other than as a holder of securities which enterprise is either managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative which is taxable in the Netherlands, and such holder’s CNH Industrial common shares and/or special voting shares are attributable to such enterprise; or

2.
such holder is an individual and such holder derives benefits from CNH Industrial common shares and / or special voting shares that are taxable as benefits from miscellaneous activities in the Netherlands. Benefits derived or deemed to be derived from certain miscellaneous activities by a child or a foster child who is under eighteen years of age are attributed to the parent who exercises, or the parents who exercise, authority over the child, irrespective of the country of residence of the child.

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

Credit Risk
Our credit concentration risk differs in relation to the activities carried out by the segments and sales markets in which we operate; in all cases, however, the risk is mitigated by the large number of counterparties and customers. Considered from a global point of view, however, there is a concentration of credit risk in trade receivables and receivables from financing activities, in particular dealer financing and finance leases in the European Union market and in North America, as well as in Latin America for Agriculture, Construction and Commercial and Specialty Vehicles.
Financial assets are recognized in the statement of financial position net of write-downs for the risk that counterparties may be unable to fulfill their contractual obligations, determined on the basis of the available information as to the creditworthiness of the customer and historical data.
The maximum credit risk to which we were theoretically exposed at December 31, 2019 is represented by the carrying amounts stated for financial assets in the statement of financial position and the nominal value of the guarantees provided on debt or commitments of third parties.
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
Receivables for financing activities amounted to $19,428 million at December 31, 2019 ($19,167 million at December 31, 2018) containing balances totaling $458 million ($490 million at December 31, 2018) that have been written down. In addition, balances totaling $223 million ($259 million at December 31, 2018) were either past due or in nonaccrual status. In the event of installment payments, even if only one installment is overdue, the whole amount of the receivable is classified as such.
Trade receivables totaling $416 million at December 31, 2019 ($399 million at December 31, 2018) contain balances totaling $60 million ($82 million at December 31, 2018) that have been written down.
Currency Risk
We are exposed to risk resulting from changes in exchange rates, which can affect our earnings and equity.
Where one of our subsidiaries incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the net income/(loss) of that company. In 2019, the total net trade flows exposed to currency risk amounted to the equivalent of 15% of our revenue (16% in 2018). The principal exchange rates to which we are exposed are the following:

•	USD/EUR, in relation to the production/purchases of Agriculture and Construction in the euro area and to sales in dollars made by Commercial and Specialty Vehicles;

•	USD/BRL and EUR/BRL, in relation to production in Brazil and the respective import/export flows;

•	USD/AUD, mainly in relation to sales made by Agriculture and Construction in Australia;

•	EUR/GBP, predominately in relation to sales on the U.K. market.
Trade flows exposed to changes in these exchange rates in 2019 made up approximately 58% of the exposure to currency risk from trade transactions.
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
We monitor our principal exposure to conversion exchange risk, although there was no specific hedging in place at December 31, 2019. There were no substantial changes in 2019 in the nature or structure of exposure to currency risk or in our hedging policies.
Sensitivity Analysis
The potential loss in fair value of derivative financial instruments held for currency risk management (currency swaps/forwards, currency options, interest rate and currency swaps) at December 31, 2019 resulting from a hypothetical change of 10% in the exchange rates amounts to approximately $392 million ($374 million at December 31, 2018). The valuation model for currency options assumes that market volatility at year-end remains unchanged.
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
The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2019, resulting from a hypothetical, unfavorable and instantaneous change of 10% in market interest rates, would have been approximately $21 million (approximately $32 million at December 31, 2018).
Floating rate financial instruments consist principally of cash and cash equivalents, wholesale receivables, debt, and ABS securities. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.
A hypothetical change of 10% in short-term interest rates at December 31, 2019, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have caused increased net expenses before taxes, on an annual basis, of approximately $4 million (approximately $2 million at December 31, 2018).
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
Sensitivity Analysis
In the event of a hypothetical change of 10% in the underlying raw materials prices, the potential loss in fair value of outstanding derivative financial instruments at December 31, 2019 linked to commodity prices would not have been significant (not significant at December 31, 2018).

Item 12.	Description of Securities Other than Equity Securities
Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

Item 15.	Controls and Procedures
(a) Disclosure Controls and Procedures
Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2019 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
(b) Management’s Report on Internal Control over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles.
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation in accordance with generally accepted accounting principles.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management believes that, as of December 31, 2019, the Company’s internal control over financial reporting was effective.
The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. That report is included herein.

(c) Attestation Report of the Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of CNH Industrial N.V.
Opinion on Internal Control Over Financial Reporting
We have audited CNH Industrial N.V.’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CNH Industrial N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of CNH Industrial N.V. as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2019, and the related notes and our report dated March 3, 2020 expressed an unqualified opinion thereon.
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

/s/ Ernst & Young LLP

Chicago, Illinois
March 3, 2020

(d) Changes in Internal Control

No change to our internal control over financial reporting occurred during the year ended December 31, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert
Our Board of Directors has determined that each member of the audit committee, namely, John Lanaway, Silke Christina Scheiber, Lorenzo Simonelli, and Jacques Theurillat, is an audit committee financial expert. All are independent directors under the NYSE standards.

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
Ernst & Young LLP, the member firms of Ernst & Young and their respective affiliates (collectively, the “Ernst & Young Entities”) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2019 and 2018. We incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2019 and 2018, respectively:

	2019	2018
Audit fees	$12,295,000	$12,375,000
Audit-related fees	1,009,000	1,754,000
Other fees	34,000	30,000
Total	$13,338,000	$14,159,000
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
Audit Committee’s Pre-Approval Policies and Procedures
Our Audit Committee nominates and engages our independent registered public accounting firm to audit our consolidated financial statements. Our Audit Committee has a policy requiring management to obtain the Audit Committee’s approval before engaging our independent registered public accounting firm to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee reviews and pre-approves (if appropriate) specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and any other services that may be performed by our independent registered public accounting firm. During the year ended December 31, 2019, all audit and non-audit services provided by our independent registered public accounting firm were pre-approved in accordance with such policies and procedures.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
None.

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers
The following table reports purchases of equity securities by the Company during the year ended December 31, 2019:

Period	Total Number of Shares Purchased	Average Price Paid per Share (€)	Average Price Paid per Share ($)(3)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs ($)
Jan 1 to Jan 31, 2019(1)	—	€—	$—	—	$634,486,722
Feb 1 to Feb 28, 2019	—	€—	$—	—	$634,486,722
March 1 to March 31, 2019	—	€—	$—	—	$634,486,722
April 1 to April 30, 2019	—	€—	$—	—	$634,486,722
May 1 to May 31, 2019	2,744,122	€7.8090	$8.7158	2,744,122	$610,569,503
June 1 to June 30, 2019	2,306,140	€8.2590	$9.3092	2,306,140	$589,101,185
July 1 to July 31, 2019	—	€—	$—	—	$589,101,185
Aug 1 to Aug 31, 2019	—	€—	$—	—	$589,101,185
Sep 1 to Sep 30, 2019	—	€—	$—	—	$589,101,185
Oct 1 to Oct 31, 2019	1,218,330	€8.9186	$9.7661	1,218,330	$577,202,852
Nov 1 to Nov 30, 2019(2)	—	€—	$—	—	$700,000,000
Dec 1 to Dec 31, 2019	—	€—	$—	—	$700,000,000
Total	6,268,592			6,268,592	$700,000,000

(1)
On April 27, 2018, the Company announced a buy-back program to repurchase up to $700 million in the Company’s common shares. This buy-back program was approved by the Company’s shareholders at the AGM on April 13, 2018 and expired on October 12, 2019.

(2)
On November 7, 2019, the Company announced its new share buy-back program, which covers the repurchase up to $700 million in common shares. The buy-back program implements the resolution adopted by the Company's shareholders at the annual general meeting of shareholders (“AGM”) held on April 12, 2019. This program has a duration up to and including October 11, 2020.

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
Dutch legal requirements concerning director independence differ in certain respects from the rules applicable to U.S. companies listed on the NYSE. While under most circumstances both regimes require that a majority of board members be “independent,” the definition of this term under Dutch law differs from the definition used under the NYSE corporate governance standards. In some cases, the Dutch requirements are more rigorous, such as by requiring a longer “look-back” period (five years) for former executive directors and employees and by considering a non-executive board member serving as director in the board of a shareholder holding ten percent or more of the company's shares to be not independent, even if he or she is considered "independent" on the board of directors of the shareholder. Currently, a majority of our Board (six of the nine members) are “independent” under the NYSE definition and the Dutch Code. Under the Dutch Code, non-executive directors must not be a non-executive director of more than five other “large” Dutch companies (as defined in the Dutch Code). None of the members of our Board is a non-executive director of more than five other "large" Dutch companies.
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
NYSE rules require a domestic U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement, although we do have a Compensation Committee and a Governance and Sustainability Committee. Our Compensation Committee Charter states that a maximum of one member of the Compensation Committee may not be independent. Two of the three members of the Compensation Committee are considered independent under the NYSE standards. Our Governance and Sustainability Committee Charter states that a maximum of two members of the Governance and Sustainability Committee may not be independent. Two of the three members of the Governance and Sustainability Committee are considered independent under the NYSE standards.
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

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CNH Industrial N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of CNH Industrial N.V. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 3, 2020 expressed an unqualified opinion thereon.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Income Taxes - Valuation Allowances and Realizability of Deferred Tax Assets
Description of the Matter
As more fully described in Note 11, the Company had deferred tax assets of $1.65 billion (net of valuation allowances of $1.0 billion, primarily attributable to its operations in Brazil, Germany, and the U.K.) as of December 31, 2019. Additionally, during 2019, the Company assessed and weighed all positive and negative evidence and concluded it was more likely than not that a portion of the Company’s Italian deferred tax assets will be realized. Accordingly, the Company reduced its valuation allowance against its Italian deferred tax assets by approximately $539 million. Deferred tax assets are reduced by a valuation allowance if, based upon the weight of all available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.
Auditing management’s analysis of the realizability of its deferred tax assets and related valuation allowances was significant to our audit because the amounts are material to the financial statements and the assessment process by jurisdiction is complex. This assessment involves significant judgment, including the weighting of all available evidence, and includes assumptions that may be affected by future market or economic conditions in foreign jurisdictions that can include multiple entities from the Company’s various segments.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls that address the risks of material misstatement relating to the realizability of deferred tax assets. This included controls over management’s projections of future taxable income, the future reversal of existing taxable temporary differences, and management’s identification and use of available tax planning strategies.
To test the realizability of the deferred tax assets and measurement of any valuation allowances, our audit procedures included, among others, evaluating the methodologies used, the significant assumptions discussed above, and the underlying data used by the Company in its analysis. For example, as part of our evaluation of management’s significant assumptions, we utilized our tax specialists and considered the relevant tax laws and regulations in the various jurisdictions, including considering whether the estimated future sources of taxable income were of the appropriate character to utilize the deferred tax assets in the relevant time period. We also evaluated cumulative income or loss positions in various jurisdictions and evaluated the Company’s projections of future taxable income, including comparing the forecasts to business plans to assess the reasonableness of those forecasts.

Valuation of Goodwill - Construction Reporting Unit
Description of the Matter
As more fully described in Note 9, the Company’s carrying value of goodwill associated with its Construction reporting unit was approximately $587 million at December 31, 2019. The Company performs its annual goodwill impairment testing as of December 31 each year or earlier if interim impairment indicators are present. Impairment testing for goodwill is performed at a reporting unit level and the Company’s estimate of the fair value of the reporting unit is compared with its carrying value. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. The Company determines the fair value of its Construction reporting unit using multiple valuation methodologies, relying largely on an income approach but also incorporating fair value estimates from a market approach.
Auditing management’s annual goodwill impairment test for the Construction reporting unit was complex and highly judgmental due to the significant estimation required to determine the fair value of the reporting unit. In particular, the fair value estimate was most sensitive to the significant assumptions of revenue growth in the discrete period and the weighted average cost of capital (discount rate) to be applied to the future cash flows, but also impacted by other less-significant assumptions such as gross margins, operating costs, income tax rates, terminal growth rates, capital expenditures and changes in working capital requirements.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls that address the risk of material misstatement within the Company’s goodwill impairment testing of the Construction reporting unit. The testing included controls over management’s review of the significant assumptions described above and other relevant matters such as the determination of the carrying value of the reporting unit.
To test the estimated fair value of the Company’s Construction reporting unit, we performed audit procedures that included, among others, assessing the valuation methodologies and testing the significant assumptions discussed above as well as testing the underlying data used by the Company in its analysis. For example, we assessed the reasonableness of the significant assumptions in the Company’s forecasts and compared those assumptions to current industry and economic trends. We also assessed the historical accuracy of management’s estimates and performed sensitivity analyses on certain assumptions to evaluate the impact that any significant changes would have on the Company’s overall estimate of fair value of the Construction reporting unit. We used our internal valuation specialists to assist with the performance of these procedures.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2014.

Chicago, IL
March 3, 2020

CNH INDUSTRIAL N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2019, 2018 and 2017

	2019	2018	2017
	(in millions)
Revenues
Net sales	$26,149	$27,831	$25,769
Finance, interest and other income	1,930	1,875	1,932
Total Revenues	$28,079	$29,706	$27,701
Costs and Expenses
Cost of goods sold	$21,832	$22,958	$21,572
Selling, general and administrative expenses	2,216	2,351	2,315
Research and development expenses	1,030	1,061	957
Restructuring expenses	109	61	93
Interest expense	798	812	940
Other, net	924	997	1,165
Total Costs and Expenses	$26,909	$28,240	$27,042
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,170	1,466	659
Income tax (expense)	271	(417)	(457)
Equity in income of unconsolidated subsidiaries and affiliates	13	50	88
Net income	1,454	1,099	290
Net income attributable to noncontrolling interests	32	31	18
Net income attributable to CNH Industrial N.V.	$1,422	$1,068	$272
Earnings per share attributable to common shareholders
Basic	$1.05	$0.79	$0.20
Diluted	$1.05	$0.78	$0.20

Cash dividends declared per common share	$0.203	$0.173	$0.118

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2019, 2018 and 2017

	2019	2018	2017
	(in millions)
Net income	$1,454	$1,099	$290
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on cash flow hedges	(32)	(23)	89
Changes in retirement plans’ funded status	(112)	477	86
Foreign currency translation	71	(317)	(414)
Share of other comprehensive income (loss) of entities using the equity method	(8)	(35)	32
Other comprehensive income (loss), net of tax	(81)	102	(207)
Comprehensive income	1,373	1,201	83
Less: Comprehensive income attributable to noncontrolling interests	29	25	16
Comprehensive income attributable to CNH Industrial N.V.	$1,344	$1,176	$67

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2019 and 2018

	December 31, 2019	December 31, 2018
	(in millions)
ASSETS
Cash and cash equivalents	$4,875	$5,031
Restricted cash	898	772
Trade receivables, net	416	399
Financing receivables, net	19,428	19,167
Inventories, net	7,082	6,726
Property, plant and equipment, net	5,269	5,901
Investments in unconsolidated subsidiaries and affiliates	631	526
Equipment under operating leases	1,857	1,774
Goodwill	2,538	2,453
Other intangible assets, net	806	788
Deferred tax assets	1,134	591
Derivative assets	73	98
Other assets	2,345	1,874
Total Assets	$47,352	$46,100
LIABILITIES AND EQUITY
Debt	$24,854	$24,445
Trade payables	5,632	5,889
Deferred tax liabilities	172	114
Pension, postretirement and other postemployment benefits	1,578	1,488
Derivative liabilities	121	108
Other liabilities	8,839	8,958
Total Liabilities	$41,196	$41,002
Redeemable noncontrolling interest	35	30
Common shares, € 0.01, par value; outstanding 1,350,132,117 common shares and 387,951,166 loyalty program special voting shares in 2019; and outstanding 1,353,831,958 common shares and 388,725,624 loyalty program special voting shares in 2018	25	25
Treasury stock, at cost - 14,268,079 shares in 2019 and 10,568,238 shares in 2018	(154)	(128)
Additional paid in capital	4,404	4,409
Retained earnings	3,808	2,596
Accumulated other comprehensive loss	(2,002)	(1,859)
Noncontrolling interests	40	25
Total Equity	$6,121	$5,068
Total Liabilities and Equity	$47,352	$46,100

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.
CONSOLIDATED BALANCE SHEETS — (Continued)
As of December 31, 2019 and 2018
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

	December 31, 2019	December 31, 2018
	(in millions)
Restricted cash	$739	$732
Financing receivables	9,026	9,732
Total Assets	$9,765	$10,464
Debt	$9,011	$9,692
Total Liabilities	$9,011	$9,692

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2019, 2018 and 2017

	2019	2018	2017
	(in millions)
Operating activities:
Net income (loss)	$1,454	$1,099	$290
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	660	703	725
Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	555	634	625
(Gain) loss from disposal of assets	(20)	2	—
Loss on repurchase of Notes	27	22	64
Undistributed income (loss) of unconsolidated subsidiaries	2	(3)	(39)
Other non-cash items	209	158	275
Changes in operating assets and liabilities:
Provisions	(93)	(48)	218
Deferred income taxes	(472)	48	124
Trade and financing receivables related to sales, net	(460)	(180)	(659)
Inventories, net	440	112	682
Trade payables	(179)	280	344
Other assets and liabilities	(297)	(273)	216
Net cash provided by operating activities	$1,826	$2,554	$2,865
Investing activities:
Additions to retail receivables	(4,145)	(4,269)	(4,078)
Collections of retail receivables	4,219	4,016	4,384
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	61	7	17
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and assets sold under buy-back commitments	(637)	(558)	(492)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(1,325)	(1,344)	(1,743)
Other	(160)	228	43
Net cash used in investing activities	$(1,987)	$(1,920)	$(1,869)
Financing activities:
Proceeds from long-term debt	13,197	16,211	15,896
Payments of long-term debt	(12,925)	(16,921)	(16,802)
Net increase (decrease) in other financial liabilities	274	386	54
Dividends paid	(283)	(243)	(168)
Other	(57)	(156)	(25)
Net cash provided by (used in) financing activities	$206	$(723)	$(1,045)
Effect of foreign exchange rate changes on cash and cash equivalents	(75)	(308)	395
Increase (decrease) in cash and cash equivalents	(30)	(397)	346
Cash and cash equivalents, beginning of year	5,803	6,200	5,854
Cash and cash equivalents, end of year	$5,773	$5,803	$6,200

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2019, 2018 and 2017

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2017	$25	$(9)	$4,408	$1,652	$(1,762)	$6	$4,320	$21
Net income	—	—	—	272	—	8	280	10
Other Comprehensive income (loss), net of tax	—	—	—	—	(204)	(3)	(207)	—
Dividends paid	—	—	—	(161)	—	(1)	(162)	(6)
Acquisition of treasury stock	—	(38)	—	—	—	—	(38)	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	37	(8)	—	—	—	29	—
Share-based compensation expense	—	—	19	—	—	—	19	—
Other changes	—	—	(7)	—	—	(2)	(9)	—
Balance, December 31, 2017	$25	$(10)	$4,412	$1,763	$(1,966)	$8	$4,232	$25
Net income	—	—	—	1,068	—	19	1,087	12
Other Comprehensive income (loss), net of tax	—	—	—	—	107	(5)	102	—
Dividends paid	—	—	—	(235)	—	(1)	(236)	(7)
Acquisition of treasury stock	—	(156)	—	—	—	—	(156)	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	38	(35)	—	—	—	3	—
Share-based compensation expense	—	—	35	—	—	—	35	—
Other changes	—	—	(3)	—	—	4	1	—
Balance, December 31, 2018	$25	$(128)	$4,409	$2,596	$(1,859)	$25	$5,068	$30
Net income	—	—	—	1,422	—	20	1,442	12
Other Comprehensive income (loss), net of tax	—	—	—	—	(78)	(3)	(81)	—
Reclassification of certain tax effects	—	—	—	65	(65)	—	—	—
Dividends paid	—	—	—	(275)	—	(1)	(276)	(7)
Acquisition of treasury stock	—	(57)	—	—	—	—	(57)	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	31	(34)	—	—	—	(3)	—
Share-based compensation expense	—	—	33	—	—	—	33	—
Other changes	—	—	(4)	—	—	(1)	(5)	—
Balance, December 31, 2019	$25	$(154)	$4,404	$3,808	$(2,002)	$40	$6,121	$35

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
The Company has five reportable segments consisting of: (i) Agriculture, which designs, produces and sells agricultural equipment (ii) Construction, which designs, produces and sells construction equipment (iii) Commercial and Specialty Vehicles, which designs, produces and sell trucks, commercial vehicles, buses, and specialty vehicles (iv) Powertrain, which produces and sells engines, transmissions and axles for those vehicles and engines for marine and power generation applications; and (v) Financial Services, which provides financial services to the customers of the Company’s products. The Company’s worldwide agricultural equipment, construction equipment, commercial vehicles, powertrain operations as well as corporate functions are collectively referred to as “Industrial Activities”.
The Company was formed as a result of the mergers of Fiat Industrial S.p.A. and its subsidiary CNH Global N.V. with and into CNH Industrial, effective September 29, 2013.
Planned Spin-off of On-Highway Business
On September 3, 2019, the Company announced its intention to separate its "On-Highway" (commercial vehicles and powertrain) and "Off-Highway" (agriculture, construction and specialty vehicles) businesses. The separation is expected to be effected through the spin-off of CNH Industrial N.V.’s equity interest in "On-Highway" to CNH Industrial N.V. shareholders. The proposed spin-off is expected to be completed in early 2021, subject to approval at an Extraordinary General Meeting of shareholders.
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

In 2019, CNH Industrial completed the acquisitions of K-Line AG, a tillage and crop implement manufacturer; ATI, Inc, a manufacturer of rubber track systems for high horsepower tractors and combine harvesters; and AgDNA, a developer in Farm Managed Information Systems for a total amount of approximately $100 million in aggregate. There were no significant transactions in 2018.
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
Rents and other income on assets sold with a buy-back commitment
Commercial and Specialty Vehicles enters into transactions for the sale of vehicles to some customers with an obligation to repurchase (“buy-back commitment”) the vehicles at the end of a period (“buy-back period”) at the customer’s request. For these types of arrangements, at inception, CNH Industrial assesses whether a significant economic incentive exists for the customer to exercise the option.
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
Advertising
CNH Industrial expenses advertising costs as incurred. Advertising expense totaled $167 million, $170 million, and $165 million for the years ended December 31, 2019, 2018, and 2017, respectively.
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
Foreign Currency
Certain of CNH Industrial’s non-U.S. subsidiaries and affiliates maintain their books and accounting records using local currency as the functional currency. Assets and liabilities of these non-U.S. subsidiaries are translated into U.S. dollars at period-end exchange rates, and net exchange gains or losses resulting from such translation are included in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Income and expense accounts of these non-U.S. subsidiaries are translated at the average exchange rates for the period. Gains and losses from foreign currency transactions are included in net income in the period during which they arise. Net foreign currency transaction gains and losses are reflected in “Other, net” in the accompanying consolidated statement of operations and also include the cost of hedging instruments. For the years ended December 31, 2019, 2018 and 2017, the Company recorded net losses of $155 million, $450 million and $78 million, respectively. Included in the net losses in 2019, 2018 and 2017 were charges of $71 million, $159 million and $21 million due to the devaluation of net monetary assets of Argentinian subsidiaries in 2019, 2018, and 2017, as well as the re-measurement charges of $5 million, and $27 million, in 2018 and 2017, on the Venezuelan bolivar fuerte (“Bs.F., or “bolivars”) rate described below. As described in Note 15: Financial Instruments, the Company uses hedging instruments to mitigate foreign currency risk. Net of gains realized on foreign currency hedging instruments, the Company recorded losses of $80 million, $199 million and $140 million for the three years ended December 31, 2019, 2018 and 2017, respectively.
Venezuela Currency Regulations, Re-measurement and Deconsolidation
In the fourth quarter of 2017, the deterioration of conditions in Venezuela and the persisting restrictive exchange control regulations, which prevent any payments out of the country, resulted in an other-than-temporary lack of exchangeability. Therefore, effective December 31, 2017, CNH Industrial determined that it no longer had the ability to control its Venezuelan operations. As a result, the Company recorded a non-cash pre- and after-tax charge of $92 million to impair and deconsolidate its operations in Venezuela and began reporting operating results under the cost method. The pre-tax charge included the write-off of the Company’s investment in Venezuela, including properties and all inter-company balances. The charge also included the reversal through income statement of foreign currency translation losses previously included in Accumulated other comprehensive income. CNH Industrial is no longer including the results of its Venezuelan operations in its Consolidated Financial Statements. If cash were to be received from the Venezuelan legal entities in future periods, income will be recognized. The Company expects the current economic conditions in Venezuela to continue and does not anticipate any payments to be made in the foreseeable future. CNH Industrial’s results of operations in Venezuela for the year ended December 31, 2019 and 2018 were immaterial as a percentage of both CNH Industrial’s net revenues and operating profit.
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
CNH Industrial paid interest of $762 million, $807 million, and $896 million for the years ended December 31, 2019, 2018, and 2017, respectively. For 2019, 2018, and 2017, the amount includes a charge of $27 million, $22 million, and $64 million, respectively, in connection with the Company’s accelerated debt redemption strategy.
CNH Industrial paid taxes of $208 million, $355 million, and $224 million in 2019, 2018, and 2017, respectively.
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

The following paragraph presents the Company’s policy for leases for which it is a lessee after the adoption of the new accounting standard ASU 2016-02 on January 1, 2019.
Lease policy
A lease is a contract that conveys the right to control the use of an identified asset (the leased asset) for a period of time in exchange for consideration. The lease term determined by the Company comprises the non-cancellable period of lease contract together with both periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. For real estate leases, this assessment is based on an analysis by management of all relevant facts and circumstances including the leased asset’s purpose, the economic and practical potential for replacing and any plans that the Company has in place for the future use of the asset. For lease agreements, we combine lease and non-lease components.
For leases with terms not exceeding twelve months (short-term leases), the Company recognizes the lease payments associated with those leases on a straight-line basis over the lease term as operating expense in the income statement.
For all other leases, the right-of-use asset includes the amount of lease liability recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Correspondingly, the Company recognizes a lease liability, measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The incremental borrowing rate is determined considering macro-economic factors such as the specific interest rate curve based on the relevant currency and term, as well as specific factors contributing to CNH Industrial’s credit spread. The Company primarily uses the incremental borrowing rate as the discount rate for its lease liabilities.
For finance leases, the right-of-use asset is classified within Property, plant and equipment, net and the lease liability, within Debt. Assets held under finance leases, which the Company assumes substantially all the risks and rewards of ownership, are recognized as assets of the Company at the lower of fair value or present value of the minimum lease payments.
In case of operating leases, the right-of-use asset is classified within Other assets and the lease liability, within Other liabilities. After the commencement date, the Company recognizes in profit or loss a single lease cost, calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis. In particular, after lease commencement, the lease liability is measured at the present value of any remaining lease payments, discounted by using the rate determined at lease commencement, consistently with the model used to calculate the liability related to the finance lease. Correspondingly, the right-of-use asset is measured as the lease liability adjusted by accrued or prepaid rents (i.e., the aggregate difference between the cash payment and straight-line lease cost), remaining unamortized initial direct costs and lease incentives, and any impairments of the right-of-use asset.

Equipment on Operating Leases
Financial Services purchases leases and equipment from CNH Industrial dealers and other independent third parties that have leased equipment to retail customers under operating leases. For lease contracts where CNH Industrial acts as a lessor each of its leases is classified as either an operating lease or a finance lease. Leases where a significant portion of the risks and rewards are retained by the lessor are classified as operating leases. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee.
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
Goodwill and Other Intangibles
Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired. Goodwill and indefinite-lived intangible assets are reviewed for impairment at least annually. During 2019 and 2018, the Company performed its annual impairment review as of December 31 and concluded that there was no impairment in either year.
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
Derivatives
CNH Industrial’s policy is to enter into derivative transactions to manage exposures that arise in the normal course of business and not for trading or speculative purposes. CNH Industrial records derivative financial instruments in the consolidated balance sheets as either an asset or a liability measured at fair value. The fair value of CNH Industrial’s foreign exchange derivatives is based on quoted market exchange rates, adjusted for the respective interest rate differentials (premiums or discounts). The fair value of CNH Industrial’s interest rate derivatives is based on discounting expected cash flows, using market interest rates, over the remaining term of the instrument. Changes in the fair value of derivative financial instruments are recognized in current income unless specific hedge accounting criteria are met. For derivative financial instruments designated to hedge exposure to changes in the fair value of a recognized asset or liability, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the related hedged item. For derivative financial instruments designated to hedge exposure to variable cash flows of a forecasted transaction, the derivative financial instrument’s gain or loss is initially reported in other comprehensive income (loss) and is subsequently reclassified into income when the forecasted transaction affects income. For derivative financial instruments that are not designated as hedges but held as economic hedges, the gain or loss is recognized immediately in income.
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
New Accounting Pronouncements
Adopted
Derivatives and Hedging
In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities (“ASU 2017-12”), which amends ASC 815, Derivatives and Hedging. The purpose of this ASU is to better align a company’s risk management activities and financial reporting for hedging relationships, simplify the hedge accounting requirements and improve the disclosures of hedging arrangements. Among other provisions, the new standard (1) requires an entity to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported, (2) eliminates the separate measurement and reporting of hedge ineffectiveness and (3) permits an entity to recognize in earnings the initial value of an excluded component under a systematic and rational method over the life of the derivative instrument. The Company adopted ASU 2017-12 on January 1, 2019. The adoption did not have a material impact on our results of operations, financial position and cash flows.
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

CNH Industrial has adopted the new standard effective January 1, 2019, using the modified retrospective approach, without recasting prior periods. CNH Industrial has applied certain practical expedients upon transition, including not to reassess under the new guidance its prior conclusions about lease identification, lease classification and initial direct costs; and, those provided for short-term leases. In such case, the lease payments associated with leases are recognized as expense in the income statement. In addition, the Company has elected not to separate lease and non-lease components.

At January 1, 2019, the Company recognized approximately $480 million of right-of-use assets and lease liabilities without transition effect to equity.

Comprehensive Income
In February 2018, the FASB issued ASU No. 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“ASU 2018-02”), which amends ASC 220, Income Statement - Reporting Comprehensive Income. In December 2017, the U.S. government enacted the U.S. Tax Act. Included in the provisions of the U.S. Tax Act was a reduction of the corporate income tax rate from 35 percent to 21 percent. U.S. GAAP requires that the remeasurement of deferred taxes to the new corporate tax rate occur in the period in which the legislation is enacted with the deferred tax adjustment being recorded in the provision for income taxes, including items for which the tax effects were originally recorded in Other Comprehensive Income (“OCI”). This treatment results in the items in OCI reflecting a disproportionate tax rate, a result often referred to as stranded tax effects. This ASU allows a reclassification from accumulated OCI to retained earnings for stranded tax effects resulting from U.S. Tax Reform. ASU 2018-02 is effective for annual reporting periods beginning after December 15, 2018 including interim periods within those fiscal years. The Company adopted this standard on January 1, 2019, and reclassified $65 million of tax effects from "Accumulated other comprehensive income (loss)" to "Retained earnings" within its Consolidated Balance Sheet.
Changes in Stockholders' Equity and Noncontrolling Interests
In August 2018, the SEC adopted a final rule that amends certain disclosure requirements that have become duplicative, overlapping, or outdated in light of other SEC disclosure requirements, U.S. GAAP, or changes in the information environment. However, the guidance also added requirements for registrants to include in their interim financial statements a reconciliation of changes in stockholders’ equity for each period for which an income statement is required (both year-to-date and quarterly periods). The Company first-time adopted the new interim disclosure requirement in its U.S. GAAP quarterly report for the three months ended March 31, 2019, which had no material impact to the Statement of Changes in Equity.
Not Yet Adopted
Financial Instruments
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which establishes ASC 326, Financial Instruments - Credit Losses. In November 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses (“ASU 2018-19”), which supersedes existing Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The ASU introduced a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. Additional disclosures about significant estimates and credit quality are also required. ASU 2018-19 is effective for annual periods beginning after December 15, 2019. CNH Industrial will adopt the new standard effective January 1, 2020, using the modified retrospective approach which requires the Company to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, without recasting prior periods. The Company anticipates adoption of this standard will have an immaterial impact to equity at January 1, 2020.
Fair Value Measurement
In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820, Fair Value Measurement. This ASU modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The effective date is the first quarter of fiscal year 2020. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.
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
ASU 2018-15 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years, and early adoption is permitted. The Company expects to adopt the ASU on a prospective basis, and, as such, this standard is not expected to have a material impact at adoption.

Related Party Guidance for Variable Interest Entities
In October 2018, the FASB issued ASU No. 2018-17, Targeted Improvements to Related Party Guidance for Variable Interest Entities ("ASU 2018-17"), which expands the application of a specific private company alternative related to VIEs and changes the guidance for determining whether a decision-making fee is a variable interest. Under the new guidance, to determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportionate basis, rather than in their entirety. ASU 2018-17 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years, and early adoption is permitted in any interim period. ASU 2018-17 is required to be applied retrospectively from the date the guidance is first applied. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.
Defined Benefit Plans Disclosure
In August 2018, the FASB issued ASU 2018-14, Compensation - Retirement Benefits - Defined Benefit Plans - General: Changes to the Disclosure Requirements for Defined Benefit Plans ("ASU 2018-14"), which modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans by removing and adding certain disclosures for these plans. ASU 2018-14 is effective for annual periods ending after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its related disclosures.
Simplifying the Accounting for Income Taxes
In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”). This ASU eliminates certain exceptions to the general principles in ASC 740, Income Taxes. Specifically, it eliminates the exception to (1) the incremental approach for intraperiod tax allocation when there is a loss from continuing operations, and income or a gain from other items; (2) the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment; (3) the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary; and (4) the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. ASU 2019-12 will be effective for the annual periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.
Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments
In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which makes targeted changes to standards on credit losses, hedging, and recognizing and measuring financial instruments to clarify them and address implementation issues. The amendments clarify the scope of the credit losses standard and address issues related to accrued interest receivable balances, recoveries, variable interest rates and prepayments, among other things. On recognizing and measuring financial instruments, the amendments address the scope of the guidance, the requirement for remeasurement under ASC 820 when using the measurement alternative, certain disclosure requirements and which equity securities have to be remeasured at historical exchange rates. CNH Industrial will adopt the amendments related to ASU 2016-13, ASU 2017-12 and ASU 2016-01 at January 1, 2020. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

Note 3: Revenue
The following tables summarize previously reported revenues for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019	2018	2017
	(in millions)
Agriculture	$10,959	$11,682	$10,683
Construction	2,768	3,021	2,530
Commercial and Specialty Vehicles	10,439	10,939	10,562
Powertrain	4,117	4,565	4,369
Eliminations and Other	(2,134)	(2,376)	(2,375)
Total Industrial Activities	26,149	27,831	25,769
Financial Services	2,011	1,989	2,028
Eliminations and Other	(81)	(114)	(96)
Total Revenues	$28,079	$29,706	$27,701
The following table disaggregates previously reported revenues by major source for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019	2018	2017
	(in millions)

Revenues from:
Sales of goods	$25,103	$26,838	$24,987
Rendering of services and other revenues	660	527	438
Rents on assets sold with a buy-back commitment	386	466	344
Revenues from sales of goods and services	$26,149	$27,831	$25,769
Finance and interest income	1,164	1,115	1,185
Rents and other income on operating lease	766	760	747
Finance, interest and other income	$1,930	$1,875	$1,932
Total Revenues	$28,079	$29,706	$27,701

Contract liabilities recorded in Other liabilities were $1,236 million, $1,368 million and $1,498 million at December 31, 2019, 2018 and 2017, respectively. Contract liabilities primarily relate to extended warranties/maintenance and repair contracts, and transactions for the sale of vehicles with a buy-back commitment. During the year ended December 31, 2019, 2018 and 2017, revenues included $508 million, $544 million and $496 million, respectively, relating to contract liabilities outstanding at the beginning of each period.
As of December 31, 2019, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $2.0 billion (approximately $2.2 billion at December 31, 2018). CNH Industrial expects to recognize revenue on approximately 39% and 84% of the remaining performance obligations over the next 12 and 36 months, respectively (approximately 40% and 84% as of December 31, 2018, respectively) with the remaining recognized thereafter.
Note 4: Receivables
Trade Receivables, net
As of December 31, 2019 and 2018, the Company had trade receivables of $416 million and $399 million, respectively. Trade receivables are shown net of allowances for doubtful accounts of $60 million and $82 million at December 31, 2019 and 2018 respectively. Trade accounts have significant concentrations of credit risk in the Agriculture, Construction and Commercial and Specialty Vehicles segments. There is not a disproportionate concentration of credit risk in any geographic area.
The Industrial Activities businesses sell a significant portion of their trade receivables to Financial Services and provide compensation to Financial Services at approximate market interest rates.

Financing Receivables, net
A summary of financing receivables included in the consolidated balance sheets as of December 31, 2019 and 2018 is as follows:

	2019	2018
	(in millions)
Retail	$9,218	$9,350
Wholesale	10,081	9,749
Other	129	68
Total	$19,428	$19,167

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
Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest free” period, Financial Services is compensated by Industrial Activities for the difference between market interest rates and the amount paid by the dealer. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until CNH Industrial receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. Interest rates are set based on market factors and based on Euribor or the equivalent financial market rate (e.g. FHBR, Finance House Base Rate for UK). CNH Industrial evaluates and assesses dealers on an ongoing basis as to their credit worthiness. CNH Industrial may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in 2019, 2018 or 2017 relating to the termination of dealer contracts.
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
Contractual maturities of financing receivables as of December 31, 2019 are as follows:

Amount
(in millions)
2020	$12,608
2021	2,247
2022	1,918
2023	1,410
2024	1,019
2025 and thereafter	226
Total	$19,428

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

The aging of financing receivables as of December 31, 2019 and 2018 is as follows (in millions):

	2019
	31-60 Days Past Due	61-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail

North America	$24	$4	$—	$28	$6,123	$6,151	$16	$6,167
Europe	—	—	—	—	136	136	—	136
South America	9	2	6	17	1,974	1,991	18	2,009
Rest of World	3	1	2	6	900	906	—	906
Total Retail	$36	$7	$8	$51	$9,133	$9,184	$34	$9,218
Wholesale
North America	$—	$—	$—	$—	$3,641	$3,641	$26	$3,667
Europe	24	9	7	40	4,857	4,897	—	4,897
South America	2	—	1	3	829	832	55	887
Rest of World	5	3	$6	14	616	630	—	630
Total Wholesale	$31	$12	$14	$57	$9,943	$10,000	$81	$10,081

	2018
	31-60 Days Past Due	61-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail

North America	$21	$5	$—	$26	$6,285	$6,311	$12	$6,323
Europe	1	—	10	11	164	175	40	215
South America	11	9	7	27	1,885	1,912	83	1,995
Rest of World	2	1	—	3	814	817	—	817
Total Retail	$35	$15	$17	$67	$9,148	$9,215	$135	$9,350
Wholesale
North America	$—	$—	$—	$—	$3,613	$3,613	$18	$3,631
Europe	20	9	—	29	4,727	4,756	—	4,756
South America	—	—	—	—	656	656	—	656
Rest of World	7	3	—	10	696	706	—	706
Total Wholesale	$27	$12	$—	$39	$9,692	$9,731	$18	$9,749

Allowance for credit losses activity for the three years ended December 31, 2019, 2018 and 2017 is as follows (in millions):

	December 31, 2019
	Retail	Wholesale
Opening balance	$326	$164
Provision	44	12
Charge-offs, net of recoveries	(51)	(18)
Foreign currency translation and other	(20)	1
Ending balance	299	159
Ending balance: Individually evaluated for impairment	194	125
Ending balance: Collectively evaluated for impairment	105	34
Receivables:
Ending balance	9,218	10,081
Ending balance: Individually evaluated for impairment	326	278
Ending balance: Collectively evaluated for impairment	$8,892	$9,803

	December 31, 2018
	Retail	Wholesale
Opening balance	$383	$200
Provision	53	(5)
Charge-offs, net of recoveries	(85)	(15)
Foreign currency translation and other	(25)	(16)
Ending balance	326	164
Ending balance: Individually evaluated for impairment	204	135
Ending balance: Collectively evaluated for impairment	122	29
Receivables:
Ending balance	9,350	9,749
Ending balance: Individually evaluated for impairment	359	314
Ending balance: Collectively evaluated for impairment	$8,991	$9,435

	December 31, 2017
	Retail	Wholesale
Opening balance	$374	$200
Provision	72	11
Charge-offs, net of recoveries	(103)	(15)
Foreign currency translation and other	40	4
Ending balance	383	200
Ending balance: Individually evaluated for impairment	212	164
Ending balance: Collectively evaluated for impairment	171	36
Receivables:
Ending balance	9,725	10,001
Ending balance: Individually evaluated for impairment	347	540
Ending balance: Collectively evaluated for impairment	$9,378	$9,461

Financing receivables are considered impaired when it is probable the Company will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, have provided bankruptcy notification, or require significant collection efforts. Impaired receivables are generally classified as non-performing.

	2019				2018
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment
	(in millions)
With an allowance recorded
Retail
North America	$40	$38	$21	$41	$31	$30	$16	$33
Europe	$199	$199	$148	$214	$234	$234	$167	$249
South America	$80	$80	$22	$86	$91	$91	$20	$88
Rest of World	$7	$7	$3	$4	$3	$3	$1	$4
Wholesale
North America	$29	$29	$3	$37	$25	$23	$5	$27
Europe	$226	$226	$94	$224	$256	$256	$107	$260
South America	$19	$11	$16	$22	$23	$14	$16	$26
Rest of World	$4	$4	$12	$7	$10	$10	$7	$9
Total
Retail	$326	$324	$194	$345	$359	$358	$204	$374
Wholesale	$278	$270	$125	$290	$314	$303	$135	$322

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
As of December 31, 2019, the Company had 279 retail and finance lease contracts classified as TDRs in North America where a court has determined the concession. The pre-modification value of these contracts was $10 million and the post-modification value was $9 million. Additionally, the Company had 323 accounts with a balance of $15 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As of December 31, 2018, the Company had 254 retail and finance lease contracts classified as TDRs in North America where a court has determined the concession. The pre-modification value of these contracts was $8 million and the post-modification value was $7 million. Additionally, the Company had 371 accounts with a balance of $17 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As the outcome of the bankruptcy cases is determined by the court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous twelve months ended December 31, 2019 and 2018.
As of December 31, 2019, the Company had retail and finance lease receivable contracts classified as TDRs in Europe. The pre-modification value was $87 million and the post-modification value was $80 million. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended December 31, 2019.
As of December 31, 2019 and 2018, CNH Industrial's wholesale TDRs were immaterial.
Transfers of Financial Assets
The Company transfers a number of its financing receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This SPE finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in securitizations differ from other entities included in the Company’s consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, the Company has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third-party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay the Company’s creditors until all obligations of the SPE have been fulfilled.
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
At December 31, 2019 and 2018, the carrying amount of such restricted receivables included in financing receivables above are the following (in millions):

	2019	2018
Retail note and finance lease receivables	$6,340	$6,371
Wholesale receivables	7,266	7,052
Total	$13,606	$13,423

Note 5: Inventories
Inventories (stated at the lower of cost or market, cost being determined on a FIFO basis) as of December 31, 2019 and 2018 consist of the following:

	2019	2018
	(in millions)
Raw materials	$1,332	$1,293
Work-in-process	612	576
Finished goods	5,138	4,857
Total Inventories	$7,082	$6,726

Note 6: Property, Plant and Equipment
A summary of property, plant and equipment as of December 31, 2019 and 2018 is as follows:

	2019	2018
	(in millions)
Land and industrial buildings	$3,279	$3,332
Plant, machinery and equipment	8,621	8,417
Assets sold with buy-back commitment	2,649	3,100
Construction in progress	164	162
Other	793	815
Gross property, plant and equipment	15,506	15,826
Accumulated depreciation	(10,237)	(9,925)
Net property, plant and equipment	$5,269	$5,901

Property, plant and equipment recorded under capital leases were immaterial as of December 31, 2019 and 2018.
Depreciation expense on the above property, plant and equipment totaled $853 million, $965 million, and $929 million for the years ended December 31, 2019, 2018, and 2017, respectively. Excluding depreciation for assets sold with buy-back commitments, depreciation expenses totaled $548 million, $587 million, and $610 million for the years ended December 31, 2019, 2018, and 2017, respectively.
Commercial and Specialty Vehicles recognized an impairment loss on new and used vehicles of $86 million, $76 million and $86 million on assets sold with a buy-back commitment for the years ended December 31, 2019, 2018, and 2017, respectively. The losses are recognized in “Cost of goods sold.”
The Company had contractual commitments of $118 million and $123 million for the acquisition of property, plant and equipment at December 31, 2019 and 2018, respectively.

Note 7: Investments in Unconsolidated Subsidiaries and Affiliates
A summary of investments in unconsolidated subsidiaries and affiliates as of December 31, 2019 and 2018 is as follows:

	2019	2018
	(in millions)
Equity method	$513	$523
Cost method	118	3
Total	$631	$526

On September 3, 2019, CNH Industrial announced a strategic and exclusive Heavy-Duty Truck partnership with Nikola Corporation, a U.S. based leader in fuel cell truck technology. In this context, CNH Industrial made an initial subscription to Nikola's share capital (approximately 2.5% shareholding) through a cash contribution of $50 million and an in-kind contribution of $50 million, granting Nikola access to certain Iveco technology (reported as revenue). The investment in Nikola is accounted for using the cost method and is expected to grow to reflect an additional $150 million of contributions ($50 million of cash and $100 million in services).
A summary of the combined results of operations and financial position as reported by the investees that CNH Industrial accounts for using the equity method is as follows:

	For The Years Ended December 31,
	2019	2018	2017
	(in millions)
Net revenue	$2,480	$2,875	$3,273
Income before taxes	$71	$150	$265
Net income	$29	$109	$198

	As of December 31,
	2019	2018
	(in millions)
Total Assets	$7,709	$7,789
Total Liabilities	$6,611	$6,662
Total Equity	$1,098	$1,127

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
Note 8: Leases
Lessee
The Company has mainly operating lease contracts for buildings, plant and machinery, vehicles, IT equipment and machinery.
Leases with a term of 12 months or less are not recorded in the balance sheet. The Company recognizes lease expense of $17 million for the year ended December 31, 2019 for these leases on a straight-line basis over the lease term.
For the year ended December 31, 2019, the Company incurred operating lease expenses of $162 million.
At December 31, 2019, the Company has recorded approximately $450 million of a right-of-use asset and $449 million of lease liability included in Other Assets and Other Liabilities, respectively.
During the year ended December 31, 2019, leased assets obtained in exchange for operating lease obligations were $117 million. The operating cash outflow for amounts included in the measurement of operating lease obligations was $162 million.
At December 31, 2019, the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for operating leases were 6.9 years and 3.4%, respectively.

Future minimum lease payments under non-cancellable leases as of December 31, 2019 were as follows:

Operating Leases	($ million)
2020	$126
2021	96
2022	70
2023	53
2024	38
2025 and thereafter	125
Total future minimum lease payments	$508
Less: Interest	(59)
Total	$449

Lessor
The Company, primarily through its Financial Services segment, leases equipment and vehicles to retail customers under operating leases. Our leases typically have terms of 3 to 5 years with options available for the lessee to purchase the equipment at the lease term date. Revenue for non-lease components are accounted for separately.
A summary of equipment on operating leases as of December 31, 2019, and 2018 is as follows:

	2019	2018
	(in millions)
Equipment on operating leases	$2,212	$2,139
Accumulated depreciation	(355)	(365)
Net equipment on operating leases	$1,857	$1,774

Depreciation expense on equipment on operating leases is recorded in "Other, net" and amounted to $250 million, $256 million and $305 million for the years ended December 31, 2019, 2018 and 2017, respectively.
The following table sets out a maturity analysis of operating lease payments, showing the undiscounted lease payments to be received after the reporting date:

Amount
(in millions)
2020	$200
2021	149
2022	82
2023	30
2024	8
2025 and thereafter	3
Total undiscounted lease payments	$472

The following table sets out a maturity analysis of finance lease payments, showing the undiscounted lease payments to be received after the reporting date:

Amount
(in millions)
2020	$74
2021	60
2022	45
2023	42
2024	14
2025 and thereafter	22
Total undiscounted lease payments	$257
Unearned Finance Income	(18)
Present Value of Future minimum lease payments	$239

Note 9: Goodwill and Other Intangibles
Changes in the carrying amount of goodwill, for the years ended December 31, 2019 and 2018 are as follows:

	Agriculture	Construction	Commercial & Specialty Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at January 1, 2018	$1,654	$593	$64	$5	$156	$2,472
Impact of foreign exchange and other	(8)	(6)	(2)	—	(3)	(19)
Balance at December 31, 2018	$1,646	$587	$62	$5	$153	$2,453
Impact of foreign exchange and other	6	—	(3)	—	2	5
Acquisitions	80	—	—	—	—	80
Balance at December 31, 2019	$1,732	$587	$59	$5	$155	$2,538

Goodwill and other indefinite-lived intangible assets are tested for impairment annually or more frequently if a triggering event occurs. In 2019 and 2018, CNH Industrial performed its annual impairment review as of December 31.
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
The vast majority of goodwill, representing approximately 97% of the total, as of December 31, 2019, related to Agriculture (68%), Construction (23%) and Financial Services (6%) and as such, the impairment testing of these reporting units is discussed in detail below.
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
Under the income approach, CNH Industrial calculates the fair value of a reporting unit based on the present value of estimated future cash flows. The income approach is dependent on several critical management assumptions, including estimates of future sales in the discrete future period and the weighted average cost of capital (discount rate), and also less significant assumptions such as gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, and changes in working capital requirements. Discount rate assumptions include an assessment of the risk inherent in the future cash flows of the respective reporting units. Expected cash flows used under the income approach are developed in conjunction with CNH Industrial budgeting and forecasting process.

Under the market approach, CNH Industrial estimates the fair value of the Agriculture and Construction reporting units using revenue and EBITDA multiples and estimates the fair value of the Financial Services reporting unit using book value, tangible book value and interest margin multiples. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics as the respective reporting units. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same, or a similar, line of business or be subject to similar financial and business risks, including the opportunity for growth.
As of December 31, 2019, the estimated fair values of the Agriculture, Construction and Financial Services reporting units exceeded the carrying value by approximately 143%, 28%, and 43% respectively. Thus, we did not recognize an impairment for the respective reporting units. While there is positive margin between the fair value and carrying value for the Construction reporting unit, the fair value can be significantly impacted by changes in assumptions used in the fair value valuation model including expected sales growth in the discrete future period, the weighted average cost of capital (discount rate), and also less significant assumptions such as expected improvements in margin, long term growth rates along with other judgments. Based on our assessment of these circumstances, CNH Industrial has determined that the goodwill at the Construction reporting unit is at risk for impairment going forward should there be a deterioration of projected cash flows of the reporting unit as a result of the Company’s inability to successfully execute its plans to achieve further growth projections.
The sum of the fair values of CNH Industrial’s reporting units was in excess of CNH Industrial’s market capitalization. CNH Industrial believes that the difference between the fair value and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken into consideration.
As of December 31, 2019, and 2018, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		2019			2018
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in millions)
Other intangible assets subject to amortization:
Dealer networks	15	$320	$224	$96	$320	$207	$113
Patents, concessions and licenses and other	5-25	1,965	1,528	437	1,879	1,477	402
		2,285	1,752	533	2,199	1,684	515
Other intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273
Total Other intangible assets		$2,558	$1,752	$806	$2,472	$1,684	$788

CNH Industrial recorded amortization expense of $112 million, $116 million, and $115 million during 2019, 2018, and 2017, respectively.
Based on the current amount of other intangible assets subject to amortization, the estimated annual amortization expense for each of the succeeding 5 years is expected to be as follows: $89 million in 2020; $78 million in 2021; $69 million in 2022, $54 million in 2023; and $44 million in 2024.
Note 10: Debt
Credit Facilities
Lenders of committed credit facilities have the obligation to make advances up to the facility amount. Lenders of uncommitted facilities have the right to terminate the agreement with prior notice to CNH Industrial. At December 31, 2019, CNH Industrial’s available committed unsecured facilities expiring after twelve months amounted to $5.5 billion ($3.1 billion at December 31, 2018).
In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. The credit facility replaces the existing five-year €1.75 billion credit facility due to mature in 2021. The first 1-year option has been exercised and accepted by all lenders, the facility is now due to mature in March 2025. The €4 billion facility is guaranteed by the parent company with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.), includes typical provisions for contracts of this type and size, such as: customary covenants mainly relating to Industrial Activities including negative pledge, a status (or pari passu) covenant, restrictions on the incurrence of indebtedness by certain subsidiaries, customary events of default (some of which are subject to minimum thresholds and customary mitigants) including cross-default, failure to pay amounts due or to comply with certain provisions under the loan agreement, the occurrence of certain bankruptcy-related events and mandatory prepayment obligations upon a change in control of CNH Industrial or the borrower and a financial covenant (Net debt/EBITDA ratio relating to Industrial Activities) that is not applicable with the current ratings levels. The failure to comply with these provisions, in certain cases if not suitably remedied, can lead to the requirement to make early repayment of the outstanding advances. At December 31, 2019, the Company was in compliance with all covenants in the revolving credit facility.
At December 31, 2019, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $4.1 billion ($3.9 billion at December 31, 2018), of which $3.0 billion at December 31, 2019 ($3.0 billion at December 31, 2018) were utilized.
Debt
A summary of issued bonds outstanding as of December 31, 2019, is as follows:

	Currency	Face value of outstanding bonds (in millions)	Coupon	Maturity	Outstanding amount ($ millions)
Industrial Activities

Euro Medium Term Notes:
CNH Industrial Finance Europe S.A. (1)	EUR	367	2.875%	September 27, 2021	413
CNH Industrial Finance Europe S.A. (1)	EUR	75	1.625%	March 29, 2022	84
CNH Industrial Finance Europe S.A. (1)	EUR	316	1.375%	May 23, 2022	355
CNH Industrial Finance Europe S.A. (1)	EUR	369	2.875%	May 17, 2023	414
CNH Industrial Finance Europe S.A. (1)	EUR	650	1.750%	September 12, 2025	730
CNH Industrial Finance Europe S.A. (1)	EUR	100	3.500%	November 12, 2025	112
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.875%	January 19, 2026	562
CNH Industrial Finance Europe S.A. (1)	EUR	600	1.750%	March 25, 2027	674
CNH Industrial Finance Europe S.A. (1)	EUR	50	3.875%	April 21, 2028	56
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.625%	July 3, 2029	562
CNH Industrial Finance Europe S.A. (1)	EUR	50	2.200%	July 15, 2039	56
Other Bonds:
CNH Industrial N.V. (2)	USD	600	4.500%	August 15, 2023	600
CNH Industrial N.V. (2)	USD	500	3.850%	November 15, 2027	500
Hedging effects, bond premium/discount, and unamortized issuance costs					(57)
Total Industrial Activities					$5,061
Financial Services
CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600
CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital LLC	USD	500	4.375%	April 5, 2022	500
CNH Industrial Capital Australia Pty Ltd.	AUD	175	2.100%	December 12, 2022	123
CNH Industrial Capital LLC	USD	500	4.200%	January 15, 2024	500
Hedging effects, bond premium/discount, and unamortized issuance costs					26
Total Financial Services					$2,649
(1) Bond listed on the Irish Stock Exchange
(2) Bond listed on the New York Stock Exchange

A summary of total debt as of December 31, 2019 and 2018, is as follows:

	2019			2018
	Industrial Activities	Financial Services	Total	Industrial Activities	Financial Services	Total
	(in millions)

Total Bonds	$5,061	$2,649	$7,710	$4,888	$2,990	$7,878
Asset-backed debt	—	11,757	11,757	—	11,268	11,268
Other debt	165	5,222	5,387	323	4,976	5,299
Intersegment debt	1,332	1,120	—	1,136	1,202	—
Total Debt	$6,558	$20,748	$24,854	$6,347	$20,436	$24,445

The weighted-average interest rate on consolidated debt at December 31, 2019, and 2018 was 3.0% and 3.0%, respectively.
In March 2017, CNH Industrial Finance Europe S.A. issued as a private placement €75 million of notes at an annual fixed rate of 1.625% due in 2022 (the “1.625% CIFE Notes”) at an issue price of 99.407 percent of their principal amount. The 1.625% CIFE Notes were issued under the €10 billion Global Medium Term Note Programme (subsequently converted into the Euro Medium Term Note Programme) guaranteed by CNH Industrial N.V.
In April 2017, CNH Industrial Capital LLC issued at par $500 million of notes at an annual fixed rate of 4.375% due in 2022.
In May 2017, CNH Industrial Finance Europe S.A. issued €500 million of notes at an annual fixed rate of 1.375% due in 2022 (the “1.375% CIFE Notes”) at an issue price of 99.335 percent of their principal amount. The 1.375% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme guaranteed by CNH Industrial N.V.
In September 2017, CNH Industrial Finance Europe S.A. issued €650 million of notes at an annual fixed rate of 1.750% due in 2025 (the “1.750% CIFE Notes”) at an issue price of 99.248 percent of their principal amount. The 1.750% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme guaranteed by CNH Industrial N.V.
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
In September 2018 CNH Industrial Finance Europe S.A. issued €500 million of notes at an annual fixed rate of 1.875% due in 2026 (the “1.875% CIFE Notes”) at an issue price of 98.944 percent of their principal amount. The 1.875% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme guaranteed by CNH Industrial N.V.
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
In March 2019, CNH Industrial Finance Europe S.A. issued €600 million of notes at an annual fixed rate of 1.75% due in 2027, at an issue price of 98.597 percent of their principal amount. The 1.75% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme guaranteed by CNH Industrial N.V.
In July 2019, CNH Industrial Finance Europe S.A. issued €500 million of notes at an annual fixed rate of 1.625% notes due in 2029 (the “1.625% CIFE Notes”) at with an issue price of 98.926 percent of their principal amount. The 1.625% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme guaranteed by CNH Industrial N.V.
In July 2019, CNH Industrial Finance Europe S.A. issued as a private placement €50 million of notes at an annual fixed rate of 2.200% due in 2039 (the “2.200% CIFE Notes”) at an issue price of 98.285 percent of their principal amount. The 2.200% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme guaranteed by CNH Industrial N.V.

In December 2019, CNH Industrial Capital Australia Pty. Limited issued AUD175 million of notes at an annual fixed rate of 2.1% due in 2022 at an issue price of 99.899 percent of their principal amount.
In December 2019, in order to manage its liabilities, CNH Industrial Finance Europe S.A. repurchased, through a public tender, an aggregate nominal amount of €64 million of the 2.875% notes due September 27, 2021 issued under the EMTN; an aggregate nominal amount of €184 million of the 1.375% notes due May 23, 2022 issued under the EMTN, and an aggregate nominal amount of €131 million of the 2.875% notes due May 17, 2023 issued under the EMTN.
In July 2019, Fitch Ratings (“Fitch”) improved the outlook of CNH Industrial N.V. to positive from stable. Fitch also affirmed CNH Industrial N.V.’s and CNH Industrial Capital LLC’s long-term issuer default rating at “BBB-”.
With the purpose of further diversifying Financial Services’ funding structure, CNH Industrial Capital LLC has established a commercial paper program in the U.S. This program had an outstanding amount of $387 million at December 31, 2019. CNH Industrial Financial Services S.A. in Europe issues commercial paper under a program which had an outstanding amount of $105 million at December 31, 2019.
The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) covenant and cross default clauses. A breach of these commitments can lead to the early repayment of the applicable notes. The bonds guaranteed by CNH Industrial N.V. under the Euro Medium Term Note Programme (and its predecessor the Global Medium Term Note Programme), as well as the notes issued by CNH Industrial N.V., contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading of CNH Industrial N.V.
Other debt consists primarily of borrowings from banks which are at various terms and rates. Included in Other debt of Financial Services is approximately $1.5 billion and $1.5 billion at December 31, 2019 and 2018, respectively, of funding provided by the Brazilian development agency, Banco Nacional de Desenvolvimento Econômico e Social (BNDES). The program provides subsidized funding to financial institutions to be loaned to customers to support the purchase of agricultural or construction machinery or commercial vehicles in accordance with the program.
A summary of the minimum annual repayments of debt as of December 31, 2019, for 2020 and thereafter is as follows:

	Industrial Activities	Financial Services	Consolidated
	(in millions)
2020	$34	$10,439	$10,473
2021	427	4,757	5,184
2022	458	2,372	2,830
2023	1,034	905	1,939
2024	4	987	991
2025 and thereafter	3,269	168	3,437
Intersegment	1,332	1,120	—
Total	$6,558	$20,748	$24,854

Please refer to “Note 15: Financial Instruments” for fair value information on debt.

Note 11: Income Taxes
CNH Industrial N.V. and its subsidiaries have substantial worldwide operations. CNH Industrial N.V.’s subsidiaries incur tax obligations in the jurisdictions in which they operate. The Company’s provision (benefit) for income taxes as reported in its consolidated statements of operations for the year ended December 31, 2019 of $(271) million consists almost entirely of income taxes related to subsidiaries of CNH Industrial N.V.
The sources of income before taxes and equity in income of unconsolidated subsidiaries and affiliates for the years ended December 31, 2019, 2018, and 2017 are as follows:

	2019	2018	2017
	(in millions)
Parent country source	$(3)	$(6)	$(211)
Foreign sources	1,173	1,472	870
Income (loss) before taxes and equity in income of unconsolidated subsidiaries and affiliates	$1,170	$1,466	$659

The provision for income taxes for the years ended December 31, 2019, 2018 and 2017 consisted of the following:

	2019	2018	2017
	(in millions)

Current income taxes	$203	$353	$354
Deferred income taxes	(474)	64	103
Total income tax provision (benefit)	$(271)	$417	$457

CNH Industrial N.V. is incorporated in the Netherlands but is a tax resident of the United Kingdom ("U.K."). The reconciliation of the differences between the provision for income taxes and the statutory rate is presented on the basis of the weighted average of the U.K. statutory corporation tax rates in force over each of the Company’s calendar year reporting periods of 19.25% in 2017, 19% in 2018 and 19% in 2019. A reconciliation of CNH Industrial’s income tax expense for the years ended December 31, 2019, 2018 and 2017 is as follows:

	2019	2018	2017
	(in millions)
Tax provision at the parent statutory rate	$222	$278	$127
Foreign income taxed at different rates	79	102	94
Change in valuation allowance	(502)	31	166
Italian IRAP taxes	14	21	17
Tax contingencies	7	29	18
Tax credits and incentives	(88)	(66)	(48)
Venezuela remeasurement, and impairment and deconsolidation charges	—	—	18
Change in tax rate or law	(5)	(8)	46
Withholding taxes	2	7	6
Other	—	23	13
Total income tax provision (benefit)	$(271)	$417	$457

The effective tax rate reduction in 2019 was primarily caused by the Company reporting, during the three and nine month periods ending September 30, 2019, a $539 million discrete tax benefit associated with recognizing a substantial portion the deferred tax assets associated with its Italian operations, increased tax credit and incentive benefits associated with multiple jurisdictions in which the Company operates and a reduced impact of tax contingencies, which was also associated with multiple tax jurisdictions.
The effective tax rate reduction in 2018 was primarily caused by the difference in tax accruals attributable to the U.S. Tax Act and other tax law changes, a reduced negative impact of recording valuation allowances against certain of our deferred tax assets, a more favorable geographic mix of pre-tax earnings, and a reduced U.S. tax rate pursuant to the U.S. Tax Act. As described further below, during 2017 the Company reported provisional tax impacts associated with the U.S. Tax Act, which was enacted in December 2017. In 2018 and in accordance with Staff Accounting Bulletin No. 118, the Company finalized its accounting for the impacts of the U.S. Tax Act, which resulted in an $8 million tax benefit being reported during 2018. In addition, amongst other items, the U.S. Tax Act enacted a tax upon global intangible low tax income, a so-called GILTI tax. The Company has made a policy election to account for the GILTI tax as a current period cost, rather than under the deferred tax method.
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
At December 31, 2019, undistributed earnings in certain subsidiaries outside the U.K. totaled approximately $5 billion for which no deferred tax liability has been recorded because the remittance of earnings from certain jurisdictions would incur no tax or such earnings are indefinitely reinvested. The Company has determined the amount of unrecognized deferred tax liability relating to the $5 billion undistributed earnings was approximately $68 million and attributable to foreign withholding taxes in certain jurisdictions. Further, the Company evaluated the undistributed earnings from its joint ventures in which it owned 50% or less and recorded $8 million of deferred tax liabilities as of December 31, 2019. The repatriation of undistributed earnings to the U.K. is generally exempt from U.K. income taxes under a full participation exemption.
Deferred Income Tax Assets and Liabilities
The components of net deferred tax assets as of December 31, 2019 and 2018 are as follows:

	2019	2018
	(in millions)
Deferred tax assets:
Inventories	$66	$104
Warranty and campaigns	170	192
Allowance for credit losses	155	163
Marketing and sales incentive programs	285	268
Other risk and future charges reserve	265	273
Pension, postretirement and postemployment benefits	253	237
Leasing liabilities	114	—
Research and development costs	311	420
Other reserves	347	393
Tax credits and loss carry forwards	677	616
Less: Valuation allowances	(993)	(1,626)
Total deferred tax assets	$1,650	$1,040
Deferred tax liabilities:
Property, plant and equipment	$523	$357
Other	165	206
Total deferred tax liabilities	688	563
Net deferred tax assets	$962	$477
Net deferred tax assets are reflected in the accompanying consolidated balance sheets as of December 31, 2019 and 2018 as follows:

	2019	2018
	(in millions)
Deferred tax assets	$1,134	$591
Deferred tax liabilities	(172)	(114)
Net deferred tax assets	$962	$477

Valuation Allowances
As of December 31, 2019, the Company has valuation allowances of $993 million against certain deferred tax assets, including tax loss carry forwards, tax credits and other deferred tax assets. These valuation allowances are primarily attributable to operations in Brazil, Germany, Italy and the U.K.
CNH Industrial has gross tax loss carry forwards in several tax jurisdictions. These tax losses expire as follows: $68 million in 2020; $122 million in 2021; $86 million in 2022; $123 million in 2023; $418 million in 2024 and beyond. CNH Industrial also has tax loss carry forwards of approximately $2 billion with indefinite lives. CNH Industrial has tax credit carry forwards. The years in which these tax credits expire are as follows: $1 million in 2023; and $53 million in 2024 and beyond.
Uncertain Tax Positions
The Company files income tax returns in multiple jurisdictions and is subject to examination by taxing authorities throughout the world. The Company has open tax years from 2009 to 2018. Due to the global nature of the Company’s business, transfer pricing disputes may arise and the Company may seek correlative relief through competent authority processes.
A reconciliation of the gross amounts of tax contingencies at the beginning and end of the year is as follows:

	2019	2018
	(in millions)

Balance, beginning of year	$268	$320
Additions based on tax positions related to the current year	26	22
Additions for tax positions of prior years	32	46
Reductions for tax positions of prior years	(32)	(60)
Reductions for tax positions as a result of lapse of statute	(14)	(24)
Settlements	(25)	(36)
Balance, end of year	$255	$268

As of December 31, 2019, there are $209 million of unrecognized tax benefits that if recognized would affect the effective tax rate.
The Company recognizes interest and penalties accrued related to tax contingencies as part of the income tax provision. During the years ended December 31, 2019, 2018 and 2017, the Company recognized expense of approximately $6 million, $13 million and $(1) million for income tax related interest and penalties, respectively. The Company had approximately $25 million, $21 million and $11 million of income tax related interest and penalties accrued at December 31, 2019, 2018 and 2017, respectively.
Note 12: Employee Benefit Plans and Postretirement Benefits
CNH Industrial provides pension, healthcare and insurance plans and other postemployment benefits to their employees and retirees under defined contribution and defined benefit plans.
In the case of defined contribution plans, CNH Industrial makes contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been made, the Company has no further payment obligations. CNH Industrial recognizes the contribution cost when the employees have rendered their service and includes this cost by function in cost of goods sold, SG&A expense, and R&D expense. During the years ended December 31, 2019, 2018, and 2017, CNH Industrial recorded expense of $188 million, $198 million, and $189 million, respectively, for its defined contribution plans.
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
In November 2019, CNH Industrial signed a group annuity contract to transfer the outstanding pension benefit obligations related to certain retirees and beneficiaries within the U.S. plans. In connection with this transaction, $431 million of plan obligations were transferred along with $451 million of plan assets. The Company also recognized a $116 million pre-tax non-cash settlement charge, primarily related to the accelerated recognition of actuarial losses in those plans in the fourth quarter of 2019.

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
On February 20, 2018, CNH Industrial announced that the United States Supreme Court ruled in its favor in Reese vs. CNH Industrial N.V. and CNH Industrial America LLC. The decision allowed CNH Industrial to terminate or modify various retiree healthcare benefits previously provided to certain UAW Union represented CNH Industrial retirees. On April 16, 2018, CNH Industrial announced its determination to modify the Benefits provided to the applicable retirees (“Benefits Modification”) to make them consistent with the Benefits provided to current eligible CNH Industrial retirees who had been represented by the UAW. The Benefits Modification resulted in a reduction of the plan liability by $527 million. This amount will be amortized from OCI to the income statement over approximately 4.5 years, which represents the average service period to attain eligibility conditions for active participants. For the years ended December 31, 2019 and 2018, $119 million and $80 million of amortization was recorded as a pre-tax gain in Other, net, respectively.
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
Obligations and Funded Status
The following summarizes data from CNH Industrial’s defined benefit pension, healthcare and other postemployment plans for the years ended December 31, 2019 and 2018:

	Pension		Healthcare (1)		Other (1)
	2019	2018	2019	2018	2019	2018
	(in millions)
Change in benefit obligations:
Beginning benefit obligation	$3,029	$3,365	$434	$1,120	$422	$470
Service cost	23	25	5	6	13	15
Interest cost	74	71	14	24	3	3
Plan participants’ contributions	3	3	10	9	—	—
Actuarial loss (gain)	377	(140)	45	(129)	37	(8)
Gross benefits paid	(156)	(207)	(42)	(63)	(37)	(37)
Plan amendments	(2)	22	(47)	(530)	—	—
Currency translation adjustments and other (2)	(410)	(110)	(7)	(3)	(7)	(21)
Ending benefit obligation	$2,938	$3,029	$412	$434	$431	$422
Change in the fair value of plan assets:
Beginning plan assets	2,281	2,517	141	184	—	—
Actual return on plan assets	305	(46)	27	(6)	—	—
Employer contributions	53	55	—	—	—	—
Plan participants’ contributions	3	3	—	—	—	—
Gross benefits paid	(130)	(179)	(16)	(37)	—	—
Currency translation adjustments and other (2)	(416)	(69)	—	—	—	—
Ending plan assets	2,096	2,281	152	141	—	—
Funded status:	$(842)	$(748)	$(260)	$(293)	$(431)	$(422)

(1)	The healthcare and other postemployment plans are not required to be prefunded.

(2)
Includes the impact of the transfer of the outstanding pension benefit obligations related to certain retirees and beneficiaries within the U.S. plans through a group annuity contract purchase in November 2019.

The following summarizes data from CNH Industrial’s defined benefit pension plans by significant geographical area for the years ended December 31, 2019 and 2018:

	U.S.		U.K		Germany (1)		Other Countries (1)
	2019	2018	2019	2018	2019	2018	2019	2018
	(in millions)
Change in benefit obligations:
Beginning benefit obligation	$1,015	$1,173	$1,290	$1,409	$409	$453	$315	$330
Service cost	3	4	4	4	3	4	13	13
Interest cost	36	35	30	29	4	4	4	3
Plan participants’ contributions	—	—	—	—	—	—	3	3
Actuarial loss (gain)	132	(85)	166	(39)	39	(4)	40	(10)
Gross benefits paid	(70)	(112)	(47)	(56)	(25)	(28)	(14)	(11)
Plan amendments	—	—	—	21	—	—	(2)	—
Currency translation adjustments and other (2)	(450)	—	45	(78)	(6)	(20)	1	(13)
Ending benefit obligation	$666	$1,015	$1,488	$1,290	$424	$409	$360	$315
Change in the fair value of plan assets:
Beginning plan assets	1,030	1,207	951	1,005	5	5	295	300
Actual return on plan assets	190	(65)	88	14	—	—	27	3
Employer contributions	—	—	42	44	—	—	11	11
Plan participants’ contributions	—	—	—	—	—	—	3	3
Gross benefits paid	(69)	(112)	(47)	(56)	—	—	(14)	(11)
Currency translation adjustments and other (2)	(451)	—	33	(56)	—	—	2	(11)
Ending plan assets	$700	$1,030	$1,067	$951	$5	$5	$324	$295
Funded status:	$34	$15	$(421)	$(339)	$(419)	$(404)	$(36)	$(20)

(1)	Pension benefits in Germany and some other countries are not required to be prefunded.

(2)
Includes the impact of the transfer of the outstanding pension benefit obligations related to certain retirees and beneficiaries within the U.S. plans through a group annuity contract purchase in November 2019.

Net amounts recognized in the consolidated balance sheets as of December 31, 2019 and 2018 consist of:

	Pension		Healthcare		Other
	2019	2018	2019	2018	2019	2018
	(in millions)
Other assets	$45	$25	$—	$—	$—	$—
Pension, postretirement and other postemployment benefits	(887)	(773)	(260)	(293)	(431)	(422)
Net liability recognized at end of year	$(842)	$(748)	$(260)	$(293)	$(431)	$(422)

Pre-tax amounts recognized in accumulated other comprehensive loss as of December 31, 2019 consist of:

	Pension	Healthcare	Other
	(in millions)

Unrecognized actuarial losses	$859	$50	$103
Unrecognized prior service credit	1	(374)	(5)
Accumulated other comprehensive loss	$860	$(324)	$98

The following table summarizes the aggregate pension accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets:

	Pension
	2019	2018
	(in millions)
Accumulated benefit obligation	$2,108	$1,753
Fair value of plan assets	$1,240	$991

The following table summarizes CNH Industrial’s pension and other postemployment plans with projected benefit obligations in excess of plan assets:

	Pension		Healthcare		Other
	2019	2018	2019	2018	2019	2018
	(in millions)
Projected benefit obligation	$2,219	$1,951	$412	$434	$431	$422
Fair value of plan assets	$1,332	$1,178	$152	$141	$—	$—

The total accumulated benefit obligation for pension was $2,915 million and $3,011 million as of December 31, 2019 and 2018, respectively.
Net Periodic Benefit Cost
The following summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit for the years ended December 31, 2019, 2018, and 2017:

	Pension			Healthcare			Other
	2019	2018	2017	2019	2018	2017	2019	2018	2017
	(in millions)
Service cost	$23	$25	$30	$5	$6	$6	$13	$15	$15
Interest cost	74	71	74	14	24	36	3	3	3
Expected return on assets	(99)	(112)	(111)	(7)	(7)	(7)	—	—	—
Amortization of:
Prior service cost (credit)	1	(1)	(1)	(125)	(82)	(2)	1	1	1
Actuarial loss (gain)	67	74	90	(2)	7	6	14	4	5
Settlement loss and other	125	1	4	—	—	—	2	1	2
Net periodic benefit cost	$191	$58	$86	$(115)	$(52)	$39	$33	$24	$26

Net periodic benefit cost recognized in net income and other changes in plan assets and benefit obligations that are recognized in other comprehensive loss during 2019 consist of:

	Pension	Healthcare	Other
	(in millions)
Net periodic benefit cost	$191	$(115)	$33
Benefit adjustments included in other comprehensive (income) loss:
Net actuarial losses (gains)	55	25	35
Amortization of actuarial losses	(67)	2	(14)
Amortization of prior service (cost) credit	(2)	125	(1)
Currency translation adjustments and other	13	(55)	—
Total recognized in other comprehensive (income) loss	(1)	97	20
Total recognized in comprehensive loss	$190	$(18)	$53

Pre-tax amounts expected to be amortized in 2020 from accumulated other comprehensive loss consist of:

	Pension	Healthcare	Other
	(in millions)
Actuarial losses	$41	$3	$1
Prior service cost (credit)	—	(131)	—
Total	$41	$(128)	$1

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
Assumptions
The following assumptions were utilized in determining the funded status at December 31, 2019 and 2018, and the net periodic benefit cost of CNH Industrial’s defined benefit plans for the years ended December 31, 2019, 2018, and 2017:

	Pension plans			Healthcare plans			Other
(in %)	2019	2018	2017	2019	2018	2017	2019	2018	2017
Assumptions used to determine funded status at December 31
Weighted-average discount rate	1.88	2.91	2.57	2.99	4.12	3.53	0.69	1.62	1.47
Weighted-average rate of compensation increase	2.99	3.00	3.01	n/a	n/a	n/a	1.91	1.41	1.11
Weighted-average, initial healthcare cost trend rate	n/a	n/a	n/a	4.68	6.17	6.46	n/a	n/a	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	n/a	n/a	4.20	5.00	5.00	n/a	n/a	n/a
Assumptions used to determine expense
Weighted-average discount rates - service cost	1.97	1.79	2.15	4.03	3.58	3.96	1.76	1.64	1.67
Weighted-average discount rates - interest cost	2.58	2.20	2.33	3.53	3.19	3.39	1.50	1.34	1.40
Weighted-average rate of compensation increase	3.00	3.01	2.95	n/a	n/a	n/a	1.41	1.11	1.19
Weighted-average long-term rates of return on plan assets	4.68	4.58	4.74	5.50	4.50	6.25	n/a	n/a	n/a
Weighted-average, initial healthcare cost trend rate	n/a	n/a	n/a	6.17	6.46	6.72	n/a	n/a	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	n/a	n/a	5.00	5.00	5.00	n/a	n/a	n/a

(*)	CNH Industrial expects to achieve the ultimate healthcare cost trend rate in 2025 for U.S. plans. A flat trend rate assumption is utilized for the Canada plans.
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
In October 2014, the Society of Actuaries (“SOA”) in the U.S. issued an updated mortality table (“RP-2014”) and mortality improvement scale (“MP-2014”). Accordingly, CNH Industrial reviewed the historical mortality experience and demographic characteristics of its U.S. pension plan participants and has decided to adopt the variants of blue-collar tables of RP-2014 (with MP-2014 removed) as the base mortality tables. This table with a newer version of the mortality improvement scale, MP-2017, was used at December 31, 2017.
Subsequent to the Benefits Modification to the US Healthcare plan on April 16, 2018, the Company decided to change the base mortality table for the US Healthcare plan from the variants of blue-collar tables of RPH-2014 (with MP-2014 removed) to a no-collar variant which led to an increase of $4.3 million to the Company's benefit obligations at December 31, 2018. In addition, in 2018, CNH Industrial adopted the MP-2018 mortality improvement scale, which better reflects the actual recent experience over the previous mortality improvement scales. The adoption of the new mortality assumptions resulted in a total decrease of $3.6 million to the Company’s benefit obligations at December 31, 2018, of which, $3 million and $0.6 million were related to pension plans and healthcare plans, respectively.
In October 2019, the SOA issued an updated mortality base table ("Pri-2012") as well as an updated mortality improvement scale (“MP-2019”). The Pri-2012 mortality base table reflects more recent mortality experience, uses a larger data set than the previous base table and includes separate mortality rates for survivors of deceased participants still benefiting under the plans. In 2019, the Company adopted the variant of blue-collar tables of the Pri-2012 for the US pension plans and the no collar variant of the PriH-2012 for the US Healthcare plans, including the new survivor mortality as well as MP-2019 mortality improvement scale. Management believes the new mortality assumptions most appropriately represent its plans’ experience and characteristics. The adoption of the new mortality assumptions resulted in a total decrease of $14 million to the Company’s benefit obligations at December 31, 2019, of which, $11 million and $3 million were related to pension plans and healthcare plans, respectively.
The Company uses the spot yield curve approach to estimate the service and interest cost components of the net periodic pension and other postretirement benefit costs by applying the specific spot rates along the yield curve used to determine the benefit obligations to relevant projected cash outflows.
A one percentage point change in the assumed healthcare cost trend rates would have the following effect:

	One Percentage- Point Increase	One Percentage- Point Decrease
	(in millions)

Total increase/(decrease) in service cost and interest cost components of 2019 Healthcare Plan benefit expense	$2	$(1)
Total increase/(decrease) in accumulated Healthcare benefit obligations as of December 31, 2019	$22	$(19)

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

Weighted average target asset allocation for all plans for 2019 are as follows:

All Plans
Asset category:
Equity securities	17%
Debt securities	54%
Cash/Other	29%

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
Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2019:

	Total	Level 1	Level 2	Level 3
	(in millions)
Equity securities:
U.S. equities	$—	$—	$—	$—
Non-U.S. equities	—	—	—	—
Total Equity securities	—	—	—	—
Fixed income securities:
U.S. government bonds	124	122	2	—
U.S. corporate bonds	34	5	29	—
Non-U.S. government bonds	47	9	38	—
Non-U.S. corporate bonds	25	—	25	—
Mortgage backed securities	—	—	—	—
Other fixed income	—	—	—	—
Total Fixed income securities	230	136	94	—
Other types of investments:
Mutual funds (A)	1,802	20	1,782	—
Insurance contracts	171	—	—	171
Derivatives—credit contracts	—	—	—	—
Real estate	—	—	—	—
Total Other types of investments	1,973	20	1,782	171
Cash:	45	17	28	—
Total	$2,248	$173	$1,904	$171

(A) This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.

The following table presents the changes in the Level 3 plan assets for the year ended December 31, 2019:

Insurance Contracts (in millions)
Balance at December 31, 2018	$152
Actual return on plan assets relating to assets still held at reporting date	12
Purchases	8
Settlements	(3)
Transfers in and/or out of level 3	—
Currency impact	2
Balance at December 31, 2019	$171

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2018:

	Total	Level 1	Level 2	Level 3
	(in millions)
Equity securities:
U.S. equities	$288	$16	$272	$—
Non-U.S. equities	—	—	—	—
Total Equity securities	288	16	272	—
Fixed income securities:
U.S. government bonds	356	349	7	—
U.S. corporate bonds	421	—	421	—
Non-U.S. government bonds	47	9	38	—
Non-U.S. corporate bonds	73	—	73	—
Mortgage backed securities	—	—	—	—
Other fixed income	11	—	11	—
Total Fixed income securities	908	358	550	—
Other types of investments:
Mutual funds(A)	990	—	990	—
Insurance contracts	152	—	—	152
Derivatives—credit contracts	—	—	—	—
Real estate	—	—	—	—
Total Other types of investments	1,142	—	990	152
Cash:	84	46	38	—
Total	$2,422	$420	$1,850	$152
(A) This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.

The following table presents the changes in the Level 3 plan assets for the year ended December 31, 2018:

Insurance Contracts (in millions)
Balance at December 31, 2017	$149
Actual return on plan assets relating to assets still held at reporting date	3
Purchases	8
Settlements	(4)
Transfers in and/or out of Level 3	—
Currency impact	(4)
Balance at December 31, 2018	$152

Contributions
CNH Industrial expects to contribute (including through direct benefit payments) approximately $65 million to its pension plans, $21 million to its healthcare plans and $31 million to its other postemployment plans in 2020.
The benefit expected to be paid from the benefit plans which reflect expected future years of service, and the Medicare subsidy expected to be received are as follows:

	Pension Plans	Healthcare	Medicare Part D Reimbursement	Other
	(in millions)
2020	$136	$33	$—	$31
2021	135	32	—	27
2022	138	30	—	30
2023	142	30	—	28
2024	138	29	—	28
2025 - 2029	713	139	(1)	137
Total	$1,402	$293	$(1)	$281

Note 13: Other Liabilities
A summary of “Other liabilities” as of December 31, 2019 and 2018 is as follows:

	2019	2018
	(in millions)
Advances on buy-back agreements	$1,472	$1,870
Warranty and campaign programs	919	925
Marketing and sales incentive programs	1,279	1,329
Tax payables	696	685
Accrued expenses and deferred income	639	609
Accrued employee benefits	562	680
Lease liabilities	449	—
Legal reserves and other provisions	299	368
Contract reserve	319	262
Contract liabilities	1,236	1,368
Restructuring reserve	103	71
Other	866	791
Total	$8,839	$8,958

Warranty and Campaign Program
As described in “Note 2: Summary of Significant Accounting Policies,” CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the basic warranty and campaign program accrual for the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
	(in millions)
Balance, beginning of year	$925	$932
Current year additions	801	826
Claims paid	(749)	(724)
Currency translation adjustment and other	(58)	(109)
Balance, end of year	$919	$925

Advance on Buy-back Agreements
As described in “Note 2: Summary of Significant Accounting Policies,” the repurchase value of the asset relating to new vehicle sales with a buy-back commitment by Commercial and Specialty Vehicles is recognized as advances on buy-back agreements.
Restructuring Provision
The Company incurred restructuring costs of $109 million, $61 million and $93 million for the years ended December 31, 2019, 2018, and 2017, respectively. These costs were as follows:

•
In 2019, Commercial and Specialty Vehicles, Agriculture, Construction and Powertrain recorded $37 million, $41 million, $18 million and $7 million respectively, which were primarily attributable to actions including the “Transform2Win” strategy.

•
In 2018, Commercial and Specialty Vehicles and Agriculture recorded $30 million and $26 million respectively, which were primarily attributable to actions as part of the Efficiency Program launched in 2014.

•
In 2017, Commercial and Specialty Vehicles recorded $69 million mainly due to additional capacity realignment in the firefighting business and actions to reduce selling, general and administrative expenses as part of CNH Industrial’s Efficiency Program launched in 2014. Agricultural Equipment recorded $14 million, mainly as a result of footprint rationalization actions included in the Efficiency Program of the Company.

The following table sets forth restructuring activity for the years ended December 31, 2019, 2018 and 2017:

	Severance and Other Employee Costs	Facility Related Costs	Other Restructuring	Total
	(in millions)
Balance at January 1, 2017	$23	$7	$—	$30
Restructuring charges	76	17	—	93
Reserves utilized: cash	(53)	(1)	—	(54)
Reserves utilized: non-cash	(2)	(13)	—	(15)
Currency translation adjustments	4	2	—	6
Balance at December 31, 2017	$48	$12	$—	$60
Restructuring charges	39	17	5	61
Reserves utilized: cash	(36)	—	(2)	(38)
Reserves utilized: non-cash	(9)	1	—	(8)
Currency translation adjustments	(2)	—	(2)	(4)
Balance at December 31, 2018	$40	$30	$1	$71
Restructuring charges	98	(2)	13	109
Reserves utilized: cash	(77)	25	(4)	(56)
Reserves utilized: non-cash	3	(16)	(7)	(20)
Currency translation adjustments	(2)	1	—	(1)
Balance at December 31, 2019	$62	$38	$3	$103
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
Environmental
Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH Industrial has received inquiries for information or notices of its potential liability regarding 66 non-owned U.S. sites at which regulated materials allegedly generated by CNH Industrial were released or disposed (“Waste Sites”). Of the Waste Sites, 16 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 60 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved; it has not been named as a potentially responsible party (“PRP”), or its liability is likely de minimis.
Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 66 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH Industrial could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH

Industrial believes that the costs associated with the Waste Sites will not have a material effect on the Company’s business, financial position or results of operations.
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
Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time that could exceed 30 years for some sites. As of December 31, 2019 and 2018, environmental reserves of approximately $32 million and $38 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.
Other Litigation and Investigation
Follow-up on Damages Claims: Iveco S.p.A., the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to M&H trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, CNH Industrial has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. These claims remain at an early stage. Further, on the basis of the letters issued by a significant number of customers indicating that they may commence proceedings in the future, CNH Industrial expects to face further claims based on the same legal grounds in the same and various other jurisdictions. The extent and outcome of these claims cannot be predicted at this time.
Commitments
CNH Industrial has entered operating lease contracts for the right to use industrial buildings and equipment and other assets.
Refer to Note 8 for future minimum lease payments under non-cancellable lease contracts.
At December 31, 2019, Financial Services has various agreements to extend credit for the following financing arrangements:

Facility	Total Credit Limit	Utilized	Not Utilized
	(in millions)
Wholesale and dealer financing	$6,817	$3,864	$2,953

Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees in the interest of non-consolidated affiliates as of December 31, 2019 and 2018 totaling $453 million and $471 million, respectively.
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
Determination of Fair Value
When available, the Company uses quoted market prices to determine fair value and classifies such items as Level 1. In some cases where a market price is not available, the Company will make use of observable market-based inputs to calculate fair value, in which case the items are classified as Level 2.
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
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $6.9 billion and $7.2 billion at December 31, 2019 and 2018, respectively.
Interest Rate Derivatives
CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by the Company to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt. The after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in interest expense over the next twelve months is insignificant.
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
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Company being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the years ending December 31, 2019, 2018, and 2017.
All of CNH Industrial’s interest rate derivatives outstanding as of December 31, 2019 and 2018 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $5.4 billion and $5.4 billion at December 31, 2019 and 2018, respectively.
Financial Statement Impact of CNH Industrial Derivatives
The following table summarizes the gross impact of changes in the fair value of derivatives designated as cash flow hedges on accumulated other comprehensive income (loss) and net income during the year ended December 31, 2019, December 31, 2018 and December 31, 2017 (in millions):

		Recognized in Net Income
For the Year Ended December 31,	Gain (Loss) Recognized in Accumulated Other Comprehensive Income	Classification of Gain (Loss)	Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income
2019
Foreign exchange contracts	$(113)	Net sales	$—
		Cost of goods sold	(69)
		Other, net	(16)
		Interest expense, net	(8)
Interest rate contracts	(22)
Total	$(135)		$(93)
2018
Foreign currency contracts	$2	Net sales	$(7)
		Cost of goods sold	15
		Other, net	20
		Interest expense, net	(4)
Interest rate contracts	1
Total	$3		$24
2017
Foreign currency contracts	$48	Net sales	$6
		Cost of goods sold	(47)
		Other, net	10
		Interest expense, net	—
Interest rate contracts	5
Total	$53		$(31)

The following table summarizes the activity in accumulated other comprehensive income related to the derivatives held by the Company during the years ended December 31, 2019 and 2018:

(in millions)	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2018	$(20)	$(2)	$(22)
Net changes in fair value of derivatives	(135)	24	(111)
Net losses reclassified from accumulated other comprehensive income into income	93	(14)	79
Accumulated derivative net losses as of December 31, 2019	$(62)	$8	$(54)

(in millions)	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2017	$1	$—	$1
Net changes in fair value of derivatives	3	(4)	(1)
Net losses reclassified from accumulated other comprehensive income into income	(24)	2	(22)
Accumulated derivative net losses as of December 31, 2018	$(20)	$(2)	$(22)

(in millions)	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2016	$(83)	$(5)	$(88)
Net changes in fair value of derivatives	53	3	56
Net losses reclassified from accumulated other comprehensive income into income	31	2	33
Accumulated derivative net losses as of December 31, 2017	$1	$—	$1

The following tables summarize the impact that changes in the fair value of fair value hedges and derivatives not designated as hedging instruments had on earnings for the year ended December 31, 2019 and 2018:

		For the Year Ended December 31,
(in millions)	Classification of Gain	2019	2018	2017
Fair Value Hedges
Interest rate derivatives	Interest expense	$31	$9	$(12)

Not Designated as Hedges
Foreign exchange contracts	Other, Net	$(73)	$68	$(3)

The fair values of CNH Industrial’s derivatives as of December 31, 2019 and December 31, 2018 in the condensed consolidated balance sheets are recorded as follows:

	December 31, 2019		December 31, 2018
(in millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under Subtopic 815-20
Interest rate contracts	Derivative assets	44	Derivative assets	21
Foreign currency contracts	Derivative assets	17	Derivative assets	52
Total derivative assets designated as hedging instruments		61		73
Interest rate contracts	Derivative liabilities	29	Derivative liabilities	29
Foreign currency contracts	Derivative liabilities	69	Derivative liabilities	41
Total derivative liabilities designated as hedging instruments		98		70
Derivatives not designated as hedging instruments under Subtopic 815-20
Interest rate contracts	Derivative assets	—	Derivative assets	1
Foreign currency contracts	Derivative assets	12	Derivative assets	24
Total derivative assets not designated as hedging instruments		12		25
Interest rate contracts	Derivative liabilities	—	Derivative liabilities	—
Foreign currency contracts	Derivative liabilities	23	Derivative liabilities	38
Total derivative liabilities not designated as hedging instruments		23		38

Items Measured at Fair Value on a Recurring Basis
The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2019 and December 31, 2018:

	Level 1		Level 2		Total
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$29	$76	$29	$76
Interest rate derivatives	—	—	44	22	44	22
Investments	1	1	—	—	1	1
Total Assets	$1	$1	$73	$98	$74	$99
Liabilities
Foreign exchange derivatives	$—	$—	$(92)	$(79)	$(92)	$(79)
Interest rate derivatives	—	—	(29)	(29)	(29)	(29)
Total Liabilities	$—	$—	$(121)	$(108)	$(121)	$(108)

Fair Value of Other Financial Instruments
The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the condensed consolidated balance sheets approximates its fair value.

Financial Instruments Not Carried at Fair Value
The estimated fair market values of financial instruments not carried at fair value in the condensed consolidated balance sheets as of December 31, 2019 and 2018 are as follows:

	December 31, 2019		December 31, 2018
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$19,428	$19,375	$19,167	$19,017
Debt	$24,854	$25,249	$24,445	$24,841

Financing Receivables
The fair value of financing receivables is based on the discounted values of their related cash flows at current market interest rates and they are classified as a Level 3 fair value measurement.
Debt
All debt is classified as a Level 2 fair value measurement with the exception of bonds issued by CNH Industrial Finance Europe S.A. and bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement.
Note 16: Shareholders’ Equity
The Articles of Association of CNH Industrial N.V. provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares to be held with associated common shares, each with a per share par value of €0.01. As of December 31, 2019, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,350,132,117 common shares outstanding, net of 14,268,079 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting shares (387,951,166 special voting shares outstanding, net of 8,523,110 special voting shares held in treasury by the Company as described in the section below).
Changes in the composition of the share capital of CNH Industrial during 2019, 2018, and 2017 are as follows:

(number of shares)	CNH Industrial N.V. Common Shares	CNH Industrial N.V. Loyalty Program Special Voting Shares	Total CNH Industrial N.V. Shares
Total CNH Industrial N.V. shares at December 31, 2016	1,361,630,903	412,268,203	1,773,899,106
Capital increase	5,271,344	—	5,271,344
Common Stock Repurchase	(3,309,741)	—	(3,309,741)
Retirement of special voting shares	—	(23,361,513)	(23,361,513)
Total CNH Industrial N.V. shares at December 31, 2017	1,363,592,506	388,906,690	1,752,499,196
Capital increase	2,741,322	—	2,741,322
Common stock repurchases	(12,501,870)	—	(12,501,870)
Retirement of special voting shares	—	(181,066)	(181,066)
Total CNH Industrial N.V. shares at December 31, 2018	1,353,831,958	388,725,624	1,742,557,582
Capital increase	2,568,751	—	2,568,751
Common stock repurchases	(6,268,592)	—	(6,268,592)
Retirement of special voting shares	—	(774,458)	(774,458)
Total CNH Industrial N.V. shares at December 31, 2019	1,350,132,117	387,951,166	1,738,083,283

During the year ended December 31, 2019 and 2018, 0.8 million and 0.2 million special voting shares, respectively, were acquired by the Company following the de-registration of the corresponding number of qualifying common shares from the Loyalty Register, net of transfer and allocation of special voting shares in accordance with the Special Voting Shares – Terms and Conditions. On September 15, 2017, the Company canceled 78,000,000 special voting shares held in treasury, consequently, the total amount of issued special voting shares was reduced from 474,474,276 to 396,474,276.

Furthermore, during the years ended December 31, 2019 and 2018, the Company delivered 2.6 million and 2.7 million common shares, respectively, under the Company’s stock compensation plan, primarily due to the vesting or exercise of share-based awards. See “Note 17: Share Based Compensation” for further discussion.
Loyalty Voting Program
In order to reward long-term ownership of the Company’s common shares and promote stability of its shareholder base, the Articles of Association of CNH Industrial N.V. provide for a loyalty voting program that grants eligible long-term shareholders the equivalent of two votes for each CNH Industrial N.V. common share that they hold. This has been accomplished through the issuance of special voting shares.
A shareholder may at any time elect to participate in the loyalty voting program by requesting the registration of all or some of the common shares held by such shareholder in a separate register (the “Loyalty Register”) of the Company. If such common shares have been registered in the Loyalty Register for an uninterrupted period of three years in the name of the same shareholder, such shares will become “Qualifying Common Shares” and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share which can be retained only for so long as the shareholder retains the associated common share and registers it in the Loyalty Register.
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
Treasury Shares
In order to maintain the necessary operating flexibility over an adequate time period, including the implementation of the program in place, on April 12, 2019 the Annual General Meeting ("AGM") granted to the Board of Directors the authority to acquire common shares in the capital of the Company through stock exchange trading on the MTA and the NYSE or otherwise for a period of 18 months (i.e., up to and including October 11, 2020). Under such authorization the Board's authority is limited to a maximum of up to 10% of the issued common shares as of the date of the AGM and, in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) minus 10% (minimum price). In the framework of the buy-back authorization granted by the AGM held on April 12, 2019 and following the expiration of the buy-back program previously in place, in November 2019 the Company launched its new share buy-back program (the "Program"). The Program involves the repurchase from time to time of up to $700 million in the Company’s common shares and is intended to optimize the capital structure of the Company and to meet the obligations arising from the Company’s equity incentive plans. The Program has a duration up to and including October 11, 2020 and will be funded by the Company’s liquidity.
Neither the renewal of the authorization nor the launch of any program obliges the Company to buy-back any common shares. In any event, such program may be suspended, discontinued or modified at any time for any reason and without previous notice, in accordance with applicable laws and regulations.
During the year ended December 31, 2019, the Company repurchased 6.3 million shares of its common stock on the MTA and on multilateral trading facilities ("MTFs") under the buy-back program at an aggregate cost of $57 million. As of December 31, 2019, the Company held 14.3 million common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $153 million. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice.

At the 2020 Annual General Meeting of Shareholders, the Board of Directors intends to recommend to the Company’s shareholders the renewal of the authorization to repurchase up to a maximum of 10% of the Company’s issued common shares.
During the year ended December 31, 2019, the Company acquired approximately 0.8 million special voting shares following the de-registration of qualifying common shares from the Loyalty Register, net of the transfer and allocation of special voting shares to those shareholders whose qualifying common shares became eligible to receive special voting shares after the uninterrupted three-year registration period in the Loyalty Register. As of December 31, 2019, the Company held 8.5 million special voting shares in treasury.
Dividend
On March 3, 2020 the Board of Directors of CNH Industrial N.V. recommended and proposed to the Company’s shareholders that the Company declare a dividend of €0.18 per common share, totaling approximately €243 million (equivalent to approximately $267 million, translated at the exchange rate reported by the European Central Bank on February 28, 2020). The proposal is subject to the approval of the Company’s shareholders at the AGM to be held on April 16, 2020.
At the AGM held by CNH Industrial on April 12, 2019, shareholders approved the payment of a dividend of €0.18 per common share. The dividend was paid in May 2018 for a total amount of €244 million ($275 million). The Company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the Company’s equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the Company itself for shares that the Company holds in its own share capital.
Note 17: Share-Based Compensation
For the years ended December 31, 2019, 2018, and 2017 CNH Industrial recognized total share-based compensation expense of $33 million, $35 million, and $19 million respectively. For the years ended December 31, 2019, 2018 and 2017, CNH Industrial recognized a total tax benefit relating to share-based compensation expense of $3 million, $3 million and $1 million, respectively. As of December 31, 2019, CNH Industrial had unrecognized share-based compensation expense related to nonvested awards of approximately $10 million based on current assumptions related to achievement of specified performance objectives, when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 0.6 years.
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
In December 2017, CNH Industrial canceled all PSU’s issued in 2014, 2015 and 2016 and issued a grant of PSU's to its then Chief Executive Officer and selected key employees, with financial performance goals covering the three-year period from January 1, 2017 to December 31, 2019. This PSU grant totaled approximately 7 million units. In 2018 and 2019, prorated share amounts covering performance through this same period were issued to new employees entering the plan. 0.6 million additional PSU's were granted in 2018. Furthermore, in 2019, 0.4 million additional PSU's were granted. The performance goal is a market condition with a payout schedule ranging from 0% to 130%. In addition, there is a performance condition that if not met, reduces the payout by 30%. Accordingly, the total number of shares that will eventually be granted may vary from the original estimate of 7 million shares. The awards cliff vest on February 28, 2020 to the extent that the market condition is met upon completion of the performance period on December 31, 2019.
The fair values of the awards are calculated using the Monte Carlo Simulation model. The weighted average fair value of the awards that were issued in 2019 and 2018 is $5.19 and $8.69 per share, respectively. As a significant majority of the awards (approximately 79% of total awards as of December 31, 2019) were issued on December 22, 2017, the key assumptions utilized to calculate the grant-date fair values for awards issued on this grant date are listed below:

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
The following table reflects the activity of performance-based share units under CNH Industrial EIP for the year ended December 31, 2019:

	2019
	Performance Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	5,308,740	$7.92
Granted	447,105	$5.19
Forfeited/Cancelled	(872,366)	$9.54
Vested	—	$—
Nonvested at end of year	4,883,479	$7.82

Restricted Share Units
In 2017, 2018, and 2019, CNH Industrial issued approximately 4 million, 1 million, and 0.8 million Restricted Share Units (“RSUs”) to the Chairperson, CEO and selected employees with a weighted average fair value of $13.23, $11.63, and $9.95 per share, respectively. These shares are primarily set to vest in three equal tranches over a three years period. The fair value of the award is measured using the stock price on the grant date adjusted for the present value of future dividends that employees will not receive during the vesting period.
CNH Industrial issued 500 thousand restricted share units to the CEO of CNH Industrial on September 17, 2018. The weighted average fair value of these shares was $11.63 per share, measured using the stock price on the grant date adjusted for the present value of future dividends that the CEO would not receive during the vesting period. These shares are service based and vest in 3 tranches. The first and second tranches of 82 thousand and 339 thousand shares vested on June 30, 2019 and September 17, 2019, respectively. The third tranche of 82 thousand is due to vest on June 30, 2020. On April 3, 2019 CNH Industrial issued an additional 97 thousand restricted share units to the CEO of CNH Industrial. The weighted average fair value of these shares was $10.18 per share. These shares are scheduled to vest on February 1, 2021.
CNH Industrial issued 20 thousand restricted share units to the Chairperson of CNH Industrial on January 15, 2019. The weighted average fair value of these shares was $9.69 per share measured using the stock price on the grant date adjusted for the present value of future dividends that the Chairperson would not receive during the vesting period. These shares are service based and vested in 2 tranches. The first tranche of 10 thousand shares vested on June 30, 2019. The second tranche of 10 thousand shares is due to vest on June 30, 2020.

The following table reflects the activity of restricted share units under CNH Industrial EIP for the year ended December 31, 2019:

	2019
	Restricted Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	3,364,447	$11.88
Granted	832,105	$9.95
Forfeited	(320,993)	$12.28
Vested	(2,032,892)	$11.19
Nonvested at end of year	1,842,667	$11.69

CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”)
On September 9, 2013, the CNH Industrial DCP was approved by the shareholders and adopted by the Board of Directors of CNH Industrial. On April 14, 2017, shareholders approved a proposed amendment to the CNH Industrial DCP pursuant to which non-executive directors would only be paid cash compensation for their service as a director. The CNH Industrial DCP provides for the payment of the following to eligible members of the CNH Industrial Board in the form of cash, provided that such members do not receive salary or other employment compensation from CNH Industrial or FCA, and their subsidiaries and affiliates:

•	$125,000 annual retainer fee for each Non-Executive Director

•	An additional $25,000 for each member of the Audit Committee and $35,000 for the Audit Committee Chairperson.

•	An additional $20,000 for each member of every other Board committee and $25,000 for the committee chairperson (collectively, the “fees”).
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
There were 0.2 million common shares authorized for issuance under the CNH Industrial DCP. The weighted average fair value for the stock options that were issued in 2015 was $1.65. No stock options were issued under this plan in 2019 or 2018 and as of December 31, 2019, no stock options were outstanding under the CNH Industrial DCP.
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
No stock options were issued in 2017, 2018 or 2019 under the CNH EIP. There were no outstanding stock options under the CNH EIP at December 31, 2018 and 2019.
Additional Share-Based Compensation Information
The table below provides additional share-based compensation information for the years ended December 31, 2019, 2018, and 2017:

	2019	2018	2017
	(in millions)
Total intrinsic value of options exercised and shares vested	$21	$27	$23
Fair value of shares vested	$23	$26	$17
Cash received from share award exercises	$—	$2	$28
Tax benefit of options exercised and shares vested	$—	$—	$—

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
The following table sets forth the computation of basic EPS and diluted EPS for the years ended December 31, 2019, 2018 and 2017.

	2019	2018	2017
	(in millions, except per share data)
Basic:
Net income (loss) attributable to CNH Industrial	$1,422	$1,068	$272
Weighted average common shares outstanding—basic	1,352	1,357	1,364
Basic earnings per share	$1.05	$0.79	$0.20
Diluted:
Net income (loss) attributable to CNH Industrial	$1,422	$1,068	$272
Weighted average common shares outstanding—basic	1,352	1,357	1,364
Effect of dilutive securities (when dilutive):
Stock compensation plans	2	4	3
Weighted average common shares outstanding—diluted (A)	1,354	1,361	1,367
Diluted earnings per share	$1.05	$0.78	$0.20

(A)	For the twelve months ended December 31, 2019, 2018 and 2017, no shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact.

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

	Year Ended December 31, 2019
(in millions)	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(42)	$10	$(32)
Changes in retirement plans’ funded status	(115)	3	(112)
Foreign currency translation	71	—	71
Share of other comprehensive loss of entities using the equity method	(8)	—	(8)
Other comprehensive loss	$(94)	$13	$(81)

	Year Ended December 31, 2018
(in millions)	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(21)	$(2)	$(23)
Changes in retirement plans’ funded status	620	(143)	477
Foreign currency translation	(317)	—	(317)
Share of other comprehensive loss of entities using the equity method	(35)	—	(35)
Other comprehensive income	$247	$(145)	$102

	Year Ended December 31, 2017
(in millions)	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$84	$5	$89
Changes in retirement plans’ funded status	116	(30)	86
Foreign currency translation	(414)	—	(414)
Share of other comprehensive loss of entities using the equity method	32	—	32
Other comprehensive loss	$(182)	$(25)	$(207)

The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following:

(in millions)	Unrealized Gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Share of Other Comprehensive Income of Entities Using the Equity Method	Total
Balance, December 31, 2016	$(88)	$(1,036)	$(485)	$(153)	$(1,762)
Other comprehensive income (loss), before reclassifications	56	13	(414)	35	(310)
Amounts reclassified from other comprehensive income	33	73	—	—	106
Other comprehensive income (loss)[1]	89	86	(414)	35	(204)
Balance, December 31, 2017	1	(950)	(899)	$(118)	$(1,966)
Other comprehensive income (loss), before reclassifications	(1)	473	(317)	(30)	125
Amounts reclassified from other comprehensive income (loss)	(22)	4	—	—	(18)
Other comprehensive income (loss)[1]	(23)	477	(317)	(30)	107
Balance, December 31, 2018	$(22)	$(473)	$(1,216)	$(148)	$(1,859)
Other comprehensive income (loss), before reclassifications	(111)	(68)	71	(5)	(113)
Amounts reclassified from other comprehensive income	79	(44)	—	—	35
Other comprehensive income (loss)[1]	(32)	(112)	71	(5)	(78)
Reclassification of certain tax effects	—	(65)	—	—	(65)
Balance, December 31, 2019	$(54)	(650)	$(1,145)	$(153)	$(2,002)

(1)
Excluded from the table above is other comprehensive (income) loss allocated to noncontrolling interests of $(3) million, $(5) million and $(3) million for the years ended December 31, 2019, 2018 and 2017, respectively.

Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in December 31, 2019 and 2018 consisted of the following:

	Amount Reclassified from Other Comprehensive Income (Loss)		Consolidated Statement of Operations line
	2019	2018
	(in millions)
Cash flow hedges	$—	$7	Net sales
	69	(15)	Cost of goods sold
	16	(20)	Other, net
	8	4	Interest expense
	(14)	2	Income taxes
	$79	$(22)
Change in retirement plans’ funded status:
Amortization of actuarial losses	$79	$85	*
Amortization of prior service cost	(123)	(82)	*
	—	1	Income taxes
	$(44)	$4
Total reclassifications, net of tax	$35	$(18)

(*)	These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 12: Employee Benefit Plans and Postretirement Benefits” for additional information.

Note 20: Segment Reporting
The operating segments through which the Company manages its operations are based on the internal reporting used by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by the Company.
CNH Industrial has five operating segments:
Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.
Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, and compact track loaders. Construction equipment is sold under the CASE Construction and New Holland Construction brands.
Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
Powertrain designs, manufactures and distributes, under the FPT Industrial Brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.
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
The CODM assesses segment performance and makes decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA. The Company believes Adjusted EBIT and Adjusted EBITDA more fully reflect segment and consolidated profitability. Adjusted EBIT is defined as net income/(loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefits costs, foreign exchange gains/(losses) and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
Adjusted EBITDA is defined as Adjusted EBIT plus depreciation and amortization (including on assets under operating leases and assets sold under buy-back commitments). With reference to Financial Services, the CODM assesses the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP.
The following table includes the reconciliation of Adjusted EBIT and Adjusted EBITDA, non-GAAP financial measures, to net income, the most comparable U.S. GAAP financial measure, for the years ended December 31, 2019, 2018, and 2017.

	Years Ended December 31,
	2019	2018	2017
	(in millions)
Net income	$1,454	$1,099	$290
Income tax (expense)	(271)	417	457
Interest expenses of Industrial Activities, net of interest income and eliminations	282	368	482
Foreign exchange (gains) losses, net	56	171	124
Finance and non-service component of Pension and other post-employment benefit costs	63	(15)	102
Restructuring expenses	109	61	93
Other discrete items	187	—	—
Venezuelan re-measurement and impairment of assets, and 2017 year-end deconsolidation of Venezuelan operations	—	—	92
Adjusted EBIT	$1,880	$2,101	$1,640
Depreciation and Amortization	660	703	725
Depreciation of assets under operating leases and assets sold with buy-back commitments	555	634	625
Adjusted EBITDA	$3,095	$3,438	$2,990

Segment Information
The following summarizes Adjusted EBIT by reportable segment:

	Years Ended December 31,
	2019	2018	2017
	(in millions)
Agriculture	$897	$1,036	$791
Construction	51	91	(16)
Commercial and Specialty Vehicles	224	299	195
Powertrain	363	406	360
Unallocated items, eliminations and other	(145)	(247)	(187)
Total Industrial Activities	$1,390	$1,585	$1,143
Financial Services	490	516	497
Adjusted EBIT	$1,880	$2,101	$1,640

The following summarizes Adjusted EBITDA by reportable segment:

	Years Ended December 31,
	2019	2018	2017
	(in millions)
Agriculture	$1,178	$1,339	$1,106
Construction	106	152	49
Commercial and Specialty Vehicles	729	890	735
Powertrain	487	536	488
Unallocated items, eliminations and other	(143)	(246)	(187)
Total Industrial Activities	$2,357	$2,671	$2,191
Financial Services	738	767	799
Adjusted EBITDA	$3,095	$3,438	$2,990

A summary of additional operating segment information as of and for the years ended December 31, 2019, 2018, and 2017 is as follows:

	Years Ended December 31,
	2019	2018	2017
	(in millions)
Revenues:
Agriculture	$10,959	$11,682	$10,683
Construction	2,768	3,021	2,530
Commercial and Specialty Vehicles	10,439	10,939	10,562
Powertrain	4,117	4,565	4,369
Eliminations and other	(2,134)	(2,376)	(2,375)
Net sales of Industrial Activities	26,149	27,831	25,769
Financial Services	2,011	1,989	2,028
Eliminations and other	(81)	(114)	(96)
Total Revenues	$28,079	$29,706	$27,701
Depreciation and Amortization (*):
Agriculture	281	301	315
Construction	55	61	65
Commercial and Specialty Vehicles	195	206	212
Powertrain	124	130	128
Other activities and adjustments	2	1	—
Depreciation and amortization of Industrial Activities	657	699	720
Financial Services	3	4	5
Depreciation and amortization	$660	$703	$725
Expenditures for long-lived assets (**):
Agriculture	$232	$224	$208
Construction	46	40	36
Commercial and Specialty Vehicles	258	195	152
Powertrain	96	91	90
Other activities	1	—	2
Expenditures for long-lived assets of Industrial Activities	633	550	488
Financial Services	4	8	4
Expenditures for long-lived assets	$637	$558	$492

(*)	Excluding assets sold with buy-back commitments and equipment on operating leases

(**)	Excluding assets sold with buy-back commitments, equipment on operating leases and right of use assets

Geographic Information
CNH Industrial has its principal office in London, England, U.K. Revenues earned in the U.K. from external customers were $888 million, $1,006 million, and $864 million for the years ended December 31, 2019, 2018, and 2017, respectively. Revenues earned in the rest of the world from external customers were $27,191 million, $28,700 million, and $26,837 million for the years ended December 31, 2019, 2018, and 2017, respectively. The following highlights revenues earned from external customers in the rest of the world by destination:

	2019	2018	2017
	(in millions)
United States	$5,610	$5,719	$5,014
Italy	3,253	3,383	3,021
France	3,030	2,994	2,658
Brazil	2,105	2,093	1,789
Germany	1,875	2,062	1,833
Canada	1,087	1,124	1,182
Australia	739	929	1,063
Spain	987	1,084	1,016
Argentina	509	524	984
Poland	604	658	507
Other	7,392	8,130	7,770
Total Revenues from external customers in the rest of world	$27,191	$28,700	$26,837

Total long-lived tangible and intangible assets located in the U.K. were $178 million and $218 million at December 31, 2019 and 2018, respectively, and the total of such assets located in the rest of the world totaled $10,292 million and $10,699 million at December 31, 2019 and 2018, respectively. The following highlights long-lived tangible and intangible assets by geographic in the rest of the world:

	At December 31,
	2019	2018
	(in millions)
United States	$4,823	$5,311
Italy	1,398	1,531
France	723	830
Germany	573	671
Spain	643	626
Canada	557	240
Brazil	294	308
China	219	534
Other	1,062	648
Total Long-lived assets in the rest of the world	$10,292	$10,699

In 2019, 2018, and 2017, no single external customer of CNH Industrial accounted for 10 percent or more of consolidated revenues.
Note 21: Related Party Information
CNH Industrial’s related parties are primarily EXOR N.V. and the companies that EXOR N.V. controls or has significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”). As of January 31, 2020, EXOR N.V. held 42.2% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of January 31, 2020. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates over which CNH Industrial has a significant influence or jointly controls.
The Company’s Audit Committee reviews and evaluates all significant related party transactions.

Transactions with EXOR N.V. and its Subsidiaries and Affiliates
EXOR N.V. is an investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the years ended December 31, 2019 and 2018.
In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (now FCA), the two companies entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.
Additionally, CNH Industrial sells engines and light commercial vehicles to and purchases engine blocks and other components from FCA subsidiaries. Furthermore, CNH Industrial and FCA may engage in other minor transactions in the ordinary course of business.
These transactions with FCA are reflected in the Company’s consolidated financial statements as follows:

	2019	2018	2017
	(in millions)
Net sales	$719	$748	$699
Cost of goods sold	$319	$433	$555
Selling, general and administrative expenses	$147	$151	$155

	December 31, 2019	December 31, 2018
	(in millions)
Trade receivables	$4	$10
Trade payables	$83	$118

Transactions with Unconsolidated Subsidiaries and Affiliates
CNH Industrial sells commercial vehicles, agricultural and construction equipment and provides technical services to unconsolidated subsidiaries and affiliates such as IVECO—OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from unconsolidated subsidiaries and affiliates, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance, interest and other income, cost of goods sold, trade receivables and payables and are presented as follows:

	2019	2018	2017
	(in millions)
Net sales	$911	$1,068	$1,028
Cost of goods sold	$514	$522	$446

	December 31, 2019	December 31, 2018
	(in millions)
Trade receivables	$121	$107
Trade payables	$70	$103
At December 31, 2019 and 2018, CNH Industrial had pledged guarantees on commitments of its joint ventures for an amount of $145 million and $160 million, respectively, mainly related to IVECO—OTO MELARA Società Consortile a responsabilità limitata. At December 31, 2019 and 2018, CNH Industrial had pledged guarantees and commitments of its associated company for an amount of $276 million and $261 million, respectively, related to CNH Industrial Capital Europe S.A.S.

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

	Statement of Operations
	Industrial Activities			Financial Services
	2019	2018	2017	2019	2018	2017
	(in millions)
Revenues
Net sales	$26,149	$27,831	$25,769	$—	$—	$—
Finance, interest and other income	98	100	122	2,011	1,989	2,028
Total Revenues	$26,247	$27,931	$25,891	$2,011	$1,989	$2,028
Costs and Expenses
Cost of goods sold	$21,832	$22,958	$21,572	$—	$—	$—
Selling, general & administrative expenses	1,998	2,136	2,056	218	215	259
Research and development expenses	1,030	1,061	957	—	—	—
Restructuring expenses	105	61	90	4	—	3
Interest expense	380	468	604	597	558	555
Other, net	187	267	420	737	730	744
Total Costs and Expenses	$25,532	$26,951	$25,699	$1,556	$1,503	$1,561
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	715	980	192	455	486	467
Income tax (expense)	391	(286)	(415)	(120)	(131)	(42)
Equity income of unconsolidated subsidiaries and affiliates	(13)	20	61	26	30	27
Results from intersegment investments	361	385	452	—	—	—
Net income (loss)	$1,454	$1,099	$290	$361	$385	$452

	Balance Sheets
	Industrial Activities		Financial Services
	2019	2018	2019	2018
	(in millions)
ASSETS
Cash and cash equivalents	$4,407	$4,553	$468	$478
Restricted cash	120	—	778	772
Trade receivables, net	416	398	28	34
Financing receivables, net	1,223	1,253	20,657	20,252
Inventories, net	6,907	6,510	175	216
Property, plant and equipment, net	5,268	5,899	1	2
Investments in unconsolidated subsidiaries and affiliates	3,213	3,126	237	219
Equipment under operating leases	51	34	1,806	1,740
Goodwill	2,383	2,301	155	152
Other intangible assets, net	790	774	16	14
Deferred tax assets	1,090	635	178	175
Derivative assets	34	81	47	24
Other assets	2,148	1,707	319	323
TOTAL ASSETS	$28,050	$27,271	$24,865	$24,401
LIABILITIES AND EQUITY
Debt	6,558	6,347	20,748	20,436
Trade payables	5,490	5,771	191	173
Deferred tax liabilities	19	83	286	250
Pension, postretirement and other postemployment benefits	1,558	1,470	20	18
Derivative liability	97	89	32	26
Other liabilities	8,172	8,413	771	681
TOTAL LIABILITIES	$21,894	$22,173	$22,048	$21,584
Equity	6,121	5,068	2,817	2,817
Redeemable noncontrolling interest	35	30	—	—
TOTAL LIABILITIES AND EQUITY	$28,050	$27,271	$24,865	$24,401

	Cash Flow Statements
	Industrial Activities			Financial Services
	2019	2018	2017	2019	2018	2017
	(in millions)
Operating activities:
Net income (loss)	$1,454	$1,099	$290	$361	$385	$452
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	657	699	720	3	4	5
Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	310	387	328	245	247	297
(Gain) loss from disposal of assets	(20)	2	—	—	—	—
Loss on repurchase of Notes	27	22	56	—	—	8
Undistributed income (loss) of unconsolidated subsidiaries	51	(93)	(107)	(26)	(31)	(27)
Other non-cash items	151	111	188	58	47	87
Changes in operating assets and liabilities:
Provisions	(85)	(54)	224	(8)	6	(6)
Deferred income taxes	(507)	10	219	35	38	(95)
Trade and financing receivables related to sales, net	(41)	35	147	(414)	(207)	(823)
Inventories, net	(65)	(396)	207	505	508	475
Trade payables	(200)	280	359	18	(8)	8
Other assets and liabilities	(391)	(319)	160	92	46	50
Net cash provided by operating activities	$1,341	$1,783	$2,791	$869	$1,035	$431
Investing activities:
Additions to retail receivables	—	—	—	(4,145)	(4,269)	(4,078)
Collections of retail receivables	—	—	—	4,219	4,016	4,384
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	61	7	17	—	—	—
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and sold under buy-back commitments	(633)	(550)	(488)	(4)	(8)	(4)
Expenditures for assets under operating lease and assets sold under buy-back commitments	(568)	(625)	(1,079)	(757)	(719)	(664)
Other	123	720	(275)	(303)	(532)	272
Net cash used in investing activities	$(1,017)	$(448)	$(1,825)	$(990)	$(1,512)	$(90)
Financing activities:
Proceeds from long-term debt	1,315	629	2,006	11,882	15,582	13,890
Payments of long-term debt	(1,204)	(1,684)	(2,580)	(11,721)	(15,237)	(14,222)
Net increase (decrease) in other financial liabilities	(44)	27	(308)	318	359	362
Dividends paid	(283)	(243)	(168)	(384)	(264)	(357)
Other	(57)	(156)	(25)	20	40	46
Net cash provided by (used in) financing activities	(273)	(1,427)	(1,075)	115	480	(281)
Effect of foreign exchange rate changes on cash and cash equivalents	(77)	(256)	361	2	(52)	34
Increase (decrease) in cash and cash equivalents	(26)	(348)	252	(4)	(49)	94
Cash and cash equivalents, beginning of year	4,553	4,901	4,649	1,250	1,299	1,205
Cash and cash equivalents, end of year	$4,527	$4,553	$4,901	$1,246	$1,250	$1,299

Note 23: Subsequent Event
On February 25, 2020, IVECO BUS, a brand of CNH Industrial N.V., signed an agreement with Otokar Otomotiv ve Savunma Sanayi A., a bus manufacturer in Turkey, to locally manufacture products under the IVECO BUS brand at its facilities in Sakarya, Turkey. This contractual partnership covers existing models in the IVECO BUS portfolio for international distribution, as well as the production of a model specifically catered to the Eastern Europe, Africa, Middle East and Asia markets. The models will be powered by engines from FPT Industrial, the first of which are expected to be produced within 2021.
On February 28, 2020, CNH Industrial extended its €4 billion committed revolving credit facility for one additional year with all lenders, by exercising the first one-year extension option. The facility is therefore due to mature in March 2025.
The recent outbreak of Coronavirus, a virus causing potentially deadly respiratory tract infections originating in China and spreading in various jurisdictions, may negatively affect economic conditions regionally as well as globally, disrupt operations situated in countries particularly exposed to the contagion, affect supply chains or otherwise impact our businesses. Governments in affected countries are imposing travel bans, quarantines and other emergency public safety measures. Those measures, though temporary in nature, may continue and increase depending on developments in the virus’ outbreak. The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore the Company cannot reasonably estimate the impact it may have on our end markets and our operations.

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

7.1	Statement regarding computation of ratio of earnings to fixed charges.
8.1	List of subsidiaries of the registrant.
12.1	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.0	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
15.0	Consent of Ernst & Young LLP.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CLA	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNH INDUSTRIAL N.V. (Registrant)
/s/ MASSIMILIANO CHIARA
Massimiliano Chiara
Chief Financial Officer
Dated: March 3, 2020