Form 20-F
period 2020-12-31
CNH Industrial N.V.
filed 2021-03-03
CIK 1567094

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________
FORM 20-F
____________________________________
☐    REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
Michael P. Going
Corporate Secretary
c/o CNH Industrial America LLC
6900 Veterans Blvd. Burr Ridge, IL 60527 Telephone: +1 847-909-1960
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,353,910,471 common shares, par value €0.01 per share, and 371,328,154 special voting shares, par value €0.01 per share.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of this internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report  ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☑  International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐   Other  ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ or Item 18 ☐.
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
CNH Industrial N.V. is incorporated in, and under the laws of, the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England. Unless otherwise indicated or the context otherwise requires, as used in this annual report, the terms “CNH Industrial”, “we”, “us”, “our” or “the Company” refer to CNH Industrial N.V., together with its consolidated subsidiaries.
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
Certain financial information in this report has been presented by geographic region. Our geographic regions are: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:
•North America: United States, Canada and Mexico;
•Europe: member countries of the European Union, European Free Trade Association, Ukraine and Balkans;
•South America: Central and South America, and the Caribbean Islands; and
•Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), and the African continent and Middle East.
Certain industry and market share information in this Annual Report has been presented on a worldwide basis which includes all countries. In this Annual Report, management estimates of market share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of World markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers in North America, the Committee for European Construction Equipment in Europe, the Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”) in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by independent service bureaus. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles, regions are defined as: Europe (the 27 countries where our Commercial Vehicles business competes, excluding the United Kingdom and Ireland, for market share and total industry volume (“TIV”) reporting purposes), South America (Brazil, Argentina and Venezuela) and Rest of World (Russia, Turkey, South East Asia, Australia and New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

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
The following table contains our selected historical financial data as of and for each of the five years ended December 31, 2020, 2019, 2018, 2017 and 2016.

	For the Years Ended December 31,
	2020	2019	2018	2017	2016
	(in millions, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Net sales	$24,285	$26,149	$27,831	$25,769	$23,216
Finance, interest and other income	1,747	1,930	1,875	1,932	1,879
Total Revenues	26,032	28,079	29,706	27,701	25,095
Net (loss) income	$(438)	$1,454	$1,099	$290	$(261)
Net (loss) income attributable to CNH Industrial N.V.	$(493)	$1,422	$1,068	$272	$(264)
Earnings per share attributable to CNH Industrial N.V.:
Basic earnings per common share	$(0.36)	$1.05	$0.79	$0.20	$(0.19)
Diluted earnings per common share	$(0.36)	$1.05	$0.78	$0.20	$(0.19)
Cash dividends declared per common share(1)	$—	$0.203	$0.173	$0.118	$0.148

	As of December 31,
	2020	2019	2018	2017	2016
	(in millions)
Consolidated Balance Sheet Data:
Total Assets	$48,719	$47,352	$46,100	$48,298	$45,555
Share capital	$25	$25	$25	$25	$25
Common shares outstanding(2)	1,354	1,350	1,354	1,364	1,362
Equity	$4,989	$6,121	$5,068	$4,232	$4,320
(1)On March 3, 2021, the Board of Directors recommended to the Company’s shareholders a dividend of €0.11 per common share, totaling approximately €150 million (equivalent to approximately $180 million, translated at the exchange rate reported by the European Central Bank on March 1, 2021). The recommended dividend is subject to the approval of the Company’s shareholders at the Annual General Meeting of shareholders to be held on April 15, 2021. CNH Industrial did not pay a dividend in 2020. In 2019, CNH Industrial declared and paid a dividend of €0.18 per common share. In 2018, CNH Industrial declared and paid a dividend of €0.14 per common share. In 2017, CNH Industrial declared and paid a dividend of €0.11 per common share. In 2016, CNH Industrial declared and paid a dividend of €0.13 per common share. The cash dividends for 2019, 2018, 2017, and 2016 were paid on May 2, 2019, May 2, 2018, May 2, 2017 and May 3, 2016, respectively, and shareholders who held common shares on the record date traded on the NYSE received the dividend in U.S. dollars at the USD/EUR exchange rate reported by the European Central Bank on April 17, 2019 ($0.2034) April 19, 2018 ($0.1722), April 20, 2017 ($0.1182), and April 21, 2016 ($0.1476), respectively.
(2)Excludes loyalty program special voting shares at December 31, 2020, 2019, 2018, 2017, and 2016 of 371 million, 388 million, 389 million, 389 million, and 412 million, respectively.

B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
The following risks should be considered in conjunction with “Item 5. Operating and Financial Review and Prospects” beginning on page 33, the other risks described in the Safe Harbor Statement beginning on page 61 and notes to the consolidated financial statements beginning on page F-11. These risks may affect our operating results and, individually or in the aggregate, could cause our actual results to differ materially from past and projected future results. Some of these risks and uncertainties could affect particular lines of business, while others could affect all of our businesses. Although risks are organized by headings, and each risk is discussed separately, many are interrelated. The following discussion of risks may contain forward-looking statements that are intended to be covered by the Safe Harbor Statement beginning on page 61. Except as may be required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. It is impossible to predict or identify all risk factors and, consequently, you should not consider the following factors to be a complete discussion of risks and uncertainties that may affect us. We invite you to consult any further related disclosures we make from time to time in materials filed with or furnished to the United States Securities and Exchange Commission (“SEC”).
COVID-19 RISKS
The COVID-19 pandemic could materially adversely affect our business, financial condition, results of operations and/or liquidity. COVID-19 was first identified in late 2019, spread globally and was declared a global pandemic by the World Health Organization in March 2020. The rapid spread of the virus has had a material, dramatic, and almost immediate impact on public health and has led governments around the world to implement numerous measures to contain the virus, such as travel bans, mandated shutdowns, border closures and other restrictions on the free movement of people and goods. Travel bans, border closures, restrictions or disruption of transportation, port closures, quarantines, shelter in place orders and other restrictions on the free movement of people and goods, and the introduction of social distancing measures in our facilities have impacted, and may further impact, our future ability to operate as well as the ability of our suppliers and distributors to operate. Any future closing of manufacturing facilities due to government mandates, insufficient staffing, weaker demand, or supply constraints, or similar limitations or restrictions for our suppliers, or the impact of the COVID-19 pandemic on our ability to execute business continuity plans, could have a material adverse effect on our business, financial position, results of operations, and/or liquidity. There is no certainty that measures taken by governmental authorities will be sufficient to mitigate the risks posed by the virus, and our ability to perform critical functions could be harmed.
Disruption caused by business responses to the COVID-19 pandemic, including remote working arrangements, may create increased vulnerability to cybersecurity or data privacy incidents, including breaches of information technology and systems. Risks related to information technology and systems are described in our risk factor “A cybersecurity breach could interfere with our operations, compromise confidential information, negatively impact our corporate reputation and expose us to liability”.
From an economic perspective, COVID-19 has led to a global recession and there is no certainty regarding when an economic recovery may occur. The COVID-19 pandemic has also significantly increased economic and demand uncertainty and has led to disruption in our supply chain and volatility in demand for our products and in global capital markets. The COVID-19 pandemic may materially adversely impact many of our customers, borrowers and other third parties and may affect their ability to fulfill their obligations to us in a timely manner.
The extent to which the COVID-19 pandemic will impact our business, financial condition, results of operations and/or liquidity will depend on the scale, duration, severity and geographic reach of future developments, which are highly uncertain and cannot be predicted, including notably the possibility of a recurrence or “multiple waves” of COVID-19. There have been instances of re-imposed local lockdowns where infection rates have started to increase again and there is a risk that widespread measures such as strict social distancing and curtailing or ceasing normal business activities may be reintroduced in the future until effective treatments or vaccines have been deployed. Recently, in response to a rapid acceleration of infections, the governments of several European countries including France, Germany, Italy and the United Kingdom have started re-imposing increasingly stringent public health measures. Uncertainties also include: disruptions in the supply chain and a prolonged delay in resumption of operations by one or more key suppliers, or the failure of key suppliers; our ability to meet commitments to our customers on a timely basis as a result of increased costs and supply challenges; the ability to receive goods on a timely basis and at anticipated costs; increased logistics costs; delays in our strategic initiatives as a result of the uncertain environment; possible legal claims related to personal protective equipment provided by us or alleged exposure to COVID-19 on our premises; absence of employees due to illness; the impact of the pandemic on our customers and dealers, and delays in their plans to purchase new equipment; requests by our customers or dealers for, or government mandated, payment deferrals and contract modifications; the impact of disruptions in the global capital markets and/or declines in our financial performance, outlook or credit ratings, which could impact our ability to obtain funding in the future; and the impact of the pandemic on demand for our products and services as discussed above. In addition, the ultimate impact of the COVID-19 pandemic will also depend on any new information which may emerge concerning the severity of the COVID-19 pandemic, how quickly normal economic conditions and operations can resume, the severity and duration of the current recession, and any additional actions to contain the spread or mitigate the impact of the virus, whether government-mandated or elected by us. In addition, the COVID-19 pandemic may exacerbate many of the other risks described in this Annual Report on Form 20-F.
STRATEGIC RISKS
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
Economic conditions vary across regions and countries, and demand for our products and services generally increases in those regions and countries experiencing economic growth and investment. Slower economic growth or a change in global mix of regions and countries experiencing economic growth and investment could have an adverse impact on our business, results of operations and financial condition. In a weaker economic environment, some dealers and customers may delay or cancel plans to purchase our products and services and may not be able to fulfill their obligations to us in a timely fashion. Our suppliers may also be impacted by economic pressures, which may adversely affect their ability to fulfill their obligations to us. These factors could result in product delays, increased accounts receivable, defaults and inventory challenges. In addition, demand for our products and services can be significantly impacted by concerns regarding the diverse economic and political circumstances in the European Union, the debt burden of several countries in the European Union, uncertainties following the withdrawal of the United Kingdom from the European Union, the risk that one or more European Union countries could come under increasing pressure to leave the European Union and the long-term stability of the euro as a single common currency. These concerns, along with persistent disparity with respect to the widely varying economic conditions amongst the individual countries of the European Union, and their implications for the euro as well as market perceptions concerning these and related issues, have led to further pressure on economic growth and may lead to new periods of economic volatility and recession in the European Union. Similarly, in Brazil and Argentina, macroeconomic conditions remain volatile. It is unclear what the macroeconomic effects will be of the economic stimulus actions taken by various countries in order to mitigate the adverse economic impact of the COVID-19 pandemic and the resulting increase in government debt. If there is continued deterioration in the global economy or the economies of key countries or regions, the demand for our products and services would likely decrease and our results of operations, financial position and cash flows could be materially and adversely affected. As discussed under risks related to the COVID Pandemic “The COVID-19 pandemic could materially adversely affect our business, financial condition, results of operations and/or liquidity”, the COVID-19 pandemic caused a global recession and significantly increased economic and demand uncertainty.
We are exposed to political, economic, trade and other risks beyond our control as a result of operating a global business. We manufacture and sell products and offer services in several continents and numerous countries around the world including those experiencing varying degrees of political and economic instability. Given the global nature of our activities, we are exposed to risks associated with international business activities that may increase our costs, impact our ability to manufacture and sell our products and require significant management attention. These risks include:
•changes in laws, regulations and policies that affect, among other things:
–import and export duties and quotas;
–currency restrictions;
–the design, manufacture and sale of our products, including, for example, engine emissions regulations;
–interest rates and the availability of credit to our dealers and customers;
–property, contract rights and intellectual property;
–where, to whom, and what type of products may be sold, including new or additional trade or economic sanctions imposed by the U.S., EU or other governmental authorities and supranational organizations (e.g., the United Nations); and
–taxes;

•regulations from changing world organization initiatives and agreements;
•changes in the dynamics of the industries and markets in which we operate;
•labor disruptions;
•disruption in the supply of raw materials and components (e.g. as a result of pandemics), including rare materials (the latter might be more easily the target of sudden cost increases due to a variety of factors, including speculative measures or unforeseen political changes);
•changes in governmental debt relief and subsidy program policies in certain significant markets, including the Brazilian government discontinuing programs subsidizing interest rates on equipment loans;
•withdrawal from or changes to trade agreements or trade terms, negotiation of new trade agreements and the imposition of new (and retaliatory) tariffs on certain countries or covering certain products or raw materials or embargoes, including developments in U.S.-China trade relations; and
•war, civil unrest and acts of terrorism.
In recent years, acts of terrorism have occurred around the world, leading to personal safety anxieties and political instability in many countries and, ultimately, an impact on consumers’ confidence. More recently, growing populist and nationalist political movements in several major developed countries, changes in or uncertainty surrounding global trade policies and other unanticipated changes to the previous geopolitical order may have negative effects on the global economy.
There can be no guarantee that we will be able to quickly and completely adapt our business model to changes that could result from the foregoing, and any such changes may have an adverse effect on our business, results of operations and financial condition.
Reduced demand for equipment would reduce our sales and profitability. The agricultural equipment market is influenced by factors such as:
•the price of agricultural commodities and the ability to competitively export agricultural commodities;
•the profitability of agricultural enterprises, farmers’ income and their capitalization;
•the demand for food products;
▪the availability of stocks from previous harvests; and
•agricultural policies, including aid and subsidies to agricultural enterprises provided by governments and/or supranational organizations, policies impacting commodity prices or limiting the export or import of commodities, and alternative fuel mandates.
In addition, droughts, floods and other unfavorable climatic conditions, especially during the spring, a particularly important period for generating sales orders, could have a negative impact on decisions to buy agricultural equipment and, consequently, on our revenues.
The construction equipment market is influenced by factors such as:
•public infrastructure spending;
•new residential and non-residential construction; and
•capital spending in oil and gas and, to a lesser extent, in mining.
The commercial vehicles market is influenced by factors such as:
◦changes in global market conditions, including interest rates;
◦changes in business investment, including timing of fleet renewals;
▪overall business activity levels and their impact on industrial supply chains;
▪changes in emission, environmental and traffic regulation; and
◦public infrastructure spending.
The above factors can significantly influence the demand for agricultural and construction equipment, as well as for commercial vehicles, and consequently, our financial results. Additionally, demand for our products is influenced by engine emissions and other applicable legal requirements, as well as the effective date of such requirements. If demand for our products is less than we expect, we may experience excess inventories and be forced to incur additional charges and our profitability will suffer, including lower fixed costs absorption associated with lower production levels at our plants. Our business may be negatively impacted if we experience excess inventories or if we are unable to adjust on a timely basis our production schedules or our purchases from suppliers to reflect changes in customer demand and market fluctuations.

Competitive activity, or failure by us to respond to actions by our competitors, could adversely affect our results of operations. We operate in highly competitive global and regional markets. Depending on the particular country and product, we compete with other international, regional and local manufacturers and distributors of agricultural and construction equipment, commercial vehicles, and powertrains. Certain of our global competitors have substantial resources and may be able to provide products and services at little or no profit, or even at a loss, to compete with certain of our product and service offerings. We compete primarily on the basis of product performance, innovation, quality, distribution, customer service, and price. Aggressive pricing or other strategies pursued by competitors, unanticipated product or manufacturing delays, quality issues, or our failure to price our products competitively could adversely affect our business, results of operations and financial position. Additionally, there has been a trend toward consolidation in the truck and construction equipment industries that has resulted in larger and potentially stronger competitors in those industries. The markets in which we compete are highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, customer service and financial services offered. Competition, particularly on pricing, has increased significantly in the markets in which we compete. Should we be unable to adapt effectively to market conditions, this could have an adverse effect on our business, results of operations and financial condition.
Changes in government monetary or fiscal policies may negatively impact our results. Most countries where our products and services are sold have established central banks to regulate monetary systems and influence economic activities, generally by adjusting interest rates. Some governments may implement measures designed to slow economic growth in their countries (e.g. higher interest rates, reduced bank lending and other anti-inflation measures). Rising interest rates could have a dampening effect on the overall economic activity and/or the financial condition of our customers, either or both of which could negatively affect demand for our products and our customers’ ability to repay obligations to us. Central banks and other policy arms of many countries may take further actions to vary the amount of liquidity and credit available in an economy. The impact from a change in liquidity and credit policies could negatively affect the customers and markets we serve or our suppliers, which could adversely impact our business, results of operations and financial condition. Government initiatives that are intended to stimulate demand for products sold by us, such as changes in tax treatment or purchase incentives for new equipment, can significantly influence the timing and level of our revenues. The terms, size and duration of such government actions are unpredictable and outside of our control. Any adverse change in government policy relating to those initiatives could have a material adverse effect on our business, results of operations and financial condition. As noted above, it is unclear what the macroeconomic effects will be of the economic stimulus actions taken by various countries in order to mitigate the adverse economic impact of the COVID-19 pandemic and the resulting increase in government debt.
Our future performance depends on our ability to innovate and on market acceptance of new or existing products. Our success depends on our ability to maintain or increase our market share in existing markets and to expand into new markets through the development of innovative, high-quality products that provide adequate profitability. We have a strategic plan covering investments in innovation designed to further develop existing, and create new, product and service offerings responsive to customer needs, including developing and delivering connected and digital solutions, automation, electrification and autonomy. Achievement of these objectives is dependent on a number of factors, including our ability to maintain key dealer relationships, our ability to produce products that meet our customers’ quality, performance and price expectations, our ability to develop connected and digital solutions that improve the profitability and sustainability of customers through their production systems, our ability to develop effective sales, dealer training and marketing programs, and the ability of our dealers to support and service connected and digital solutions. Failure to develop and offer innovative products that compare favorably to those of our principal competitors in terms of price, quality, functionality, features, mobility and connected services, vehicle electrification, fuel cell technology and autonomy, or delays in bringing strategic new products to market, or the inability to adequately protect our intellectual property rights or supply products that meet regulatory requirements, including engine emissions requirements, could result in reduced revenue and market share, which could have a material adverse effect on our business, results of operations and financial condition.
We may not realize all of the anticipated benefits from our business simplification initiatives, the anticipated spin-off of our On-Highway (commercial and specialty vehicles and powertrain) business and cost management initiatives. As part of our strategic plan, we are actively engaged in a number of initiatives to simplify our business and increase our productivity, efficiency and cash flow, all of which we expect will have a positive long-term effect on our business, results of operations and financial condition. These initiatives include the announced spin-off of our On-Highway business and our simplification process related to our product portfolio. There can be no assurance that these initiatives or others will be beneficial to the extent anticipated, or that the estimated efficiency or cash flow improvements will be realized as anticipated or at all. If these initiatives are not implemented successfully, they could have an adverse effect on our operations. We also expect to take targeted restructuring actions as we continue to optimize our cost structure and improve the efficiency of our operations. In order to complete these actions, we will incur charges. Failure to realize anticipated savings or benefits from our cost reduction actions could have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.
We may not be able to realize anticipated benefits from any acquisitions and, further, challenges associated with strategic alliances may have an adverse impact on our results of operations. We have engaged in the past, and may engage in the future, in investments or mergers and acquisitions or enter into, expand or exit from strategic alliances and joint ventures that could involve risks that could prevent us from realizing the expected benefits of the transactions or the achievement of strategic objectives or could divert management’s time and attention. Such risks, many of which are outside our control, include:
▪technological and product synergies, economies of scale and cost reductions not occurring as expected;
▪unexpected liabilities;
▪incompatibility of operating, information or other systems;
▪unexpected changes in laws;
▪inability to retain key employees;
▪protecting intellectual property rights;
▪inability to source certain products or components (or the cost thereof);
▪significant costs associated with terminating or modifying alliances; and
▪problems in retaining customers and integrating operations, services, personnel, and customer bases.
If problems or issues were to arise among the parties to one or more strategic alliances or other relationships for managerial, financial, or other reasons, or if such strategic alliances or other relationships were terminated, our product lines, businesses, results of operations and financial condition could be adversely affected.
Our business may be affected by climate change, unfavorable weather conditions or other calamities. Poor, severe or unusual weather conditions caused by climate change or other factors, particularly during the planting and early growing season, can significantly affect the purchasing decisions of our agricultural equipment customers. The timing and quantity of rainfall are two of the most important factors in agricultural production. Insufficient levels of rain prevent farmers from planting crops or may cause growing crops to die, resulting in lower yields. Excessive rain or flooding can also prevent planting or harvesting from occurring at optimal times and may cause crop loss through increased disease or mold growth. Temperature affects the rate of growth, crop maturity, crop quality and yield.
Temperatures outside normal ranges can cause crop failure or decreased yields and may also affect disease incidence. Natural disasters such as floods, hurricanes, storms, droughts, diseases and pests can have a negative impact on agricultural production. The resulting negative impact on farm income can strongly affect demand for our agricultural equipment in any given period.
In addition, natural disasters, pandemic illness, acts of terrorism or violence, equipment failures, power outages, disruptions to our information technology systems and networks or other unexpected events could result in physical damage to, and complete or partial closure of, one or more of our manufacturing facilities or distribution centers, temporary or long-term disruption in the supply of parts or component products and disruption and delay in the transport of our products to dealers and customers. In the event such events occur, our financial results might be negatively impacted. Our existing insurance arrangements may not protect against all costs that may arise from such events.
Furthermore, the potentially long-term physical impacts of climate change on our facilities, suppliers and customers and therefore on our operations are highly uncertain and will be driven by the circumstances developing in various geographical regions. These may include long-term changes in temperature and water availability. These potential physical effects may adversely impact the demand for our products and the cost, production, sales and financial performance of our operations.
Changes in demand for food and alternate energy sources could impact our revenues. Changing worldwide demand for farm outputs to meet the world’s growing food and alternative energy demands, driven in part by a growing world population and government policies, are likely to result in fluctuating agricultural commodity prices, which affect sales of agricultural equipment. While higher commodity prices will benefit our crop producing agricultural equipment customers, higher commodity prices also result in greater feed costs for livestock and poultry producers, which in turn may result in lower levels of equipment purchased by these customers. Lower commodity prices directly affect farm income, which could negatively affect sales of agricultural equipment. Moreover, changing alternative energy demands may cause farmers to change the types or quantities of the crops they grow, with corresponding changes in equipment demands. Finally, changes in governmental policies regulating bio-fuel utilization could affect demand for our equipment and result in higher research and development costs related to equipment fuel standards.
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
OPERATIONAL RISKS
We depend on suppliers for raw materials, parts and components. We rely upon many suppliers for raw materials, parts and components that we require to manufacture our products. We cannot guarantee that we will be able to maintain access to raw materials, parts and components, and in some cases, this access may be affected by factors outside of our control and the control of our suppliers. Certain components and parts used in our products are available from a single supplier and cannot be quickly sourced from other suppliers. Significant disruptions to the supply chain resulting from shortages of raw materials, components, and whole-goods can adversely affect our ability to meet customer demand. For example, during 2020, some of our operations were temporarily impacted by certain material or component shortages due to the impact of COVID-19 on our suppliers. Supply chain disruptions, including those due to supplier financial distress, capacity constraints, labor shortages, business continuity, delivery or disruptions due to weather-related, natural disaster, pandemics, cyber-attacks or other unforeseen events, could negatively impact our business, results of operations and financial condition.
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
Our existing operations and expansion plans in emerging markets could entail significant risks. Our ability to grow our businesses depends to an increasing degree on our ability to increase market share and operate profitably worldwide and, in particular, in emerging market countries, such as Brazil, Russia, India, China, Argentina, Turkey, and South Africa. In addition, we could increase our use of suppliers located in such countries. Our implementation of these strategies will involve a significant investment of capital and other resources and exposes us to multiple and potentially conflicting cultural practices, business practices and legal requirements that are subject to change, including those related to tariffs, trade barriers, investments, property ownership rights, taxation, and sanction and export control requirements. For example, we may encounter difficulties in obtaining necessary governmental approvals in a timely manner. In addition, we may experience delays and incur significant costs in constructing facilities, establishing supply channels, and commencing manufacturing operations. Further, customers in these markets may not readily accept our products as compared with products manufactured and commercialized by our competitors. The emerging market countries may also be subject to a greater degree of economic and political volatility that could adversely affect our financial position, results of operations and cash flows. Many emerging market economies have experienced slower growth, volatility, and other economic challenges in recent periods and may be subject to a further slowdown in gross domestic product expansion and/or be impacted by domestic political or currency volatility, potential hyperinflationary conditions, and/or increase of public debt.
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
Our results of operations may be adversely impacted by various types of claims, lawsuits, and other contingent obligations. In the ordinary course of business, we are involved in litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective product claims, product performance, asbestos, personal injury, engine emissions and/or fuel economy regulatory and contract issues, and environmental claims. The industries in which we operate are also periodically reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims. The ultimate outcome of these legal matters pending against us is uncertain, and although such legal matters are not expected individually to have a material adverse effect on our financial position or profitability, such legal matters could, in the aggregate, in the event of unfavorable resolutions thereof, have a material adverse effect on our results of operations and financial condition. Furthermore, we could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. In addition, while we maintain insurance coverage with respect to certain risks, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against claims under such policies. We establish reserves based on our assessment of contingencies, including contingencies related to legal claims asserted against us. Subsequent developments in legal proceedings may affect our assessment and estimates of the loss contingency recorded as a reserve and require us to make payments that exceed our reserves, which could have a material adverse effect on our results of operations and/or financial position. For further information see “Note 14: Commitments and Contingencies” to the consolidated financial statements for the year ended December 31, 2020 for additional information.
A cybersecurity breach could interfere with our operations, compromise confidential information, negatively impact our corporate reputation and expose us to liability. We rely upon information technology systems and networks, some of which are managed by third parties, in connection with a variety of our business activities. These systems include supply chain, manufacturing, distribution, invoicing and collection of payments from dealers or other purchasers of our products and from customers of our financial services business, and connectivity services with and among vehicles. We use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information and the proprietary information of our customers, suppliers and dealers, as well as personally identifiable information of our dealers, customers and employees, in data centers and on information technology networks. Operating these information technology systems and networks, and processing and maintaining this data, in a secure manner, are critical to our business operations and strategy. Increased information technology security threats (e.g. worms, viruses, malware, phishing attacks, ransomware, and other malicious threats) and more sophisticated computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. Cybersecurity attacks could also include attacks targeting customer data or the security, integrity and/or reliability of the hardware and software installed in our products. The foregoing risks are heightened in the current environment where a material percentage of our employees have been and continue to work from home due to the COVID-19 pandemic.
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
A failure or breach in security, whether of our systems and networks or those of third parties on which we rely, could expose us and our customers, dealers and suppliers to risks of misuse of information or systems, the compromising of confidential information, loss of financial resources, manipulation and destruction of data, defective products, production downtimes and operations disruptions, which in turn could adversely affect our reputation, competitive position, businesses and results of operations. Security breaches could also result in litigation, regulatory action, unauthorized release of confidential or otherwise protected information and corruption of data, as well as remediation costs and higher operational and other costs of implementing further data protection measures. In addition, as security threats continue to evolve, we may need to invest additional resources to protect the security of our systems and data. The amount or scope of insurance coverage we maintain may be inadequate to cover claims or liabilities relating to a cybersecurity attack.
We face risks associated with our employment relationships. In many countries where we operate, our employees are protected by laws and/or collective labor agreements that guarantee them, through local and national representatives, the right of consultation on specific matters, including repurposing, downsizing or closure of production facilities and reductions in personnel. Laws and/or collective labor agreements applicable to us could impair our flexibility in reshaping and/or strategically repositioning our business activities. Therefore, our ability to efficiently deploy personnel or implement permanent or temporary redundancy measures is subject to government approvals and/or the agreement of labor unions where such laws and agreements are applicable. Furthermore, we are at greater risk of work interruptions or stoppages than non-unionized companies and any work interruption or stoppage could significantly impact the volume of products we manufacture and sell, which could have a material adverse effect on our business, results of operations and financial condition. In addition, the COVID-19 pandemic has resulted in material changes in how and where employees work. It is unclear whether and to what extent such changes in working will continue after the pandemic has subsided and the ability of the Company and its employees to adjust to a “new normal”.
Our ability to execute our strategy is dependent upon our ability to attract, motivate and retain qualified personnel. Our ability to compete successfully, to manage our business effectively, to expand our business and to execute our strategic direction, in particular the implementation of our Strategic Business Plan, depends, in part, on our ability to attract, motivate and retain qualified personnel in key functions and markets. In particular, we are dependent on our ability to attract, motivate and retain qualified personnel with the requisite education, skills, background, talents and industry experience. Failure to attract and retain qualified personnel, whether as a result of an insufficient number of qualified applicants, difficulty in recruiting new personnel, or the inability to integrate and retain qualified personnel, could impair our ability to execute our business strategy and could adversely affect our business.
COMPLIANCE RISKS
We are subject to increasingly stringent environmental, health and safety laws that impose significant compliance costs . We are subject to comprehensive and constantly evolving laws, regulations and policies in numerous jurisdictions around the world. We expect the extent of legal requirements affecting our businesses and our costs of compliance to continue to increase in the future. Such laws govern, among other things, products – with requirements on emissions of polluting gases and particulate matter, increased fuel efficiency and safety becoming increasingly strict – and industrial plants – with requirements for reduced air emissions, treatment of waste and water, and prohibitions on soil contamination also becoming increasingly strict. To comply with such laws, we make significant investments in research and development and capital expenditures and expect to continue to incur substantial costs in the future. Failure to comply with such laws could limit or prohibit our ability to sell our products in a particular jurisdiction, expose us to penalties or clean-up costs, civil or criminal liability and sanctions on certain of our activities, as well as damage to property or natural resources. Liabilities, sanctions, damages and remediation efforts related to any non-compliance with such laws, including those that may be adopted or imposed in the future, could negatively impact our ability to conduct our operations and our results of operations and financial condition. In addition, there can be no assurance that we will not be adversely affected by costs, liabilities or claims with respect to any subsequently acquired operations.
Further, environmental, health and safety regulations change from time to time, as may related interpretations and other guidance. For example, changes in environmental and climate change laws, including laws relating to engine and vehicle emissions, safety regulations, fuel requirements, restricted substances, or greenhouse gas emissions, could lead to new or additional investments in product designs and could increase environmental compliance expenditures. If these laws are either changed or adopted and impose significant operational restrictions and compliance requirements on our products or operations, they could result in higher capital expenditures and negatively impact our business, results of operations, financial position and competitive position. Finally, recent public opinion backlash against diesel engine emissions might trigger or accelerate the adoption of policies severely restricting the use of diesel engines.
We are subject to extensive anti-corruption and antitrust laws and regulations. Due to the global scope of our operations, we are subject to many laws and regulations that apply to our operations around the world, including the U.S. Foreign Corrupt Practices Act, and the U.K. Bribery Act, as well as a range of national anti-corruption and antitrust or competition laws that apply to conduct in a particular jurisdiction. These anti-corruption laws prohibit improper payments in cash or anything of value to improperly influence third parties to obtain or retain business or gain a business advantage. These laws tend to apply regardless of whether those practices are legal or culturally acceptable in a particular jurisdiction. Over the past several years there has been an increase in the enforcement of anti-corruption and antitrust or competition laws both globally and in particular jurisdictions and we have from time to time been subject to investigations and charges claiming violations of anti-corruption or antitrust or competition laws, including our settlement of the EU antitrust investigation announced on July 19, 2016. Following this settlement, the Company has been named as defendant in current private litigation commenced in various European jurisdictions and Israel that remains at an early stage. The Company expects to face further claims in various jurisdictions, the extent and outcome of which cannot be predicted at this time. We are committed to operating in compliance with all applicable laws, in particular, anti-corruption and antitrust or competition laws. We have implemented a program to promote compliance with these laws and to reduce the likelihood of potential violations. Our compliance program, however, may not in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that may violate the applicable laws or regulations of the jurisdictions in which we operate. Such improper actions could subject us to civil or criminal investigations and monetary, injunctive and other penalties as well as damage claims. Investigations of alleged violations of these laws tend to be expensive and require significant management time and attention, and these investigations of purported violations, as well as any publicity regarding potential violations, could harm our reputation and have a material adverse effect on our business, results of operations and financial position. For further information see "Note 14: Commitments and Contingencies” to the consolidated financial statements at December 31, 2020.
Changes in privacy laws could disrupt our business. The regulatory framework for privacy and data security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. We collect personal information and other data as part of our business operations. This data is subject to a variety of U.S. and foreign laws and regulations. For example, the European Union's General Data Protection Regulation imposes more stringent data protection requirements and provides for significant penalties for noncompliance. New privacy laws will continue to come into effect around the world. We may be required to incur significant costs to comply with these and other privacy and data security laws, rules and regulations. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.

New regulations or changes in financial services regulations could adversely impact us. Financial Services’ operations are highly regulated by governmental and banking authorities in the locations where it operates, which can impose significant additional costs and/or restrictions on its business. In the U.S., for example, the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), including its regulations, may substantially affect Financial Services’ origination, servicing, and securitization programs. The Dodd-Frank Act also strengthens the regulatory oversight of these securities and related capital market activities by the SEC and increases the regulation of the asset-backed securities ("ABS") markets through, among other things, a mandated risk retention requirement for securitizers and a direction to regulate credit rating agencies. Future regulations may affect Financial Services' ability to engage in these capital market activities or increase the effective cost of such transactions, which could adversely affect our financial position, results of operations and cash flows.
FINANCIAL AND TAXATION RISKS
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
Our ability to access the capital markets or other forms of financing and related costs are highly dependent on, among other things, the credit ratings of CNH Industrial N.V., its subsidiaries, ABS and other debt instruments. Rating agencies may review and revise their ratings from time to time, and any downgrade or other negative action with respect to our credit ratings by one or more rating agencies may increase our cost of capital, potentially limit our access to sources of financing, and have a material adverse effect on our business, results of operations and financial condition.
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
We use various forms of financing to cover the funding requirements of our Industrial Activities and for financing offered to customers and dealers by Financial Services. Financial Services normally implements a matching policy to offset the impact of differences in interest rates on the financed portfolio and related liabilities. Nevertheless, any future changes in interest rates can result in increases or decreases in revenues, finance costs and margins.
Although we seek to manage our currency risk and interest rate risk, including through hedging activities, there can be no assurance that we will be able to do so successfully, and our business, results of operations and financial position could be adversely affected. In addition, by utilizing these instruments, we potentially forego the benefits that may result from favorable fluctuations in currency exchange and interest rates. For additional information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” to the consolidated financial statements at December 31, 2020.
We also face risks from currency devaluations. Currency devaluations result in a diminished value of funds denominated in the currency of the country suffering the devaluation.
Because Financial Services provides financing for a significant portion of our sales worldwide, our operations and financial results could be impacted materially should negative economic conditions affect the financial services industry. Negative economic conditions can have an adverse effect on the financial services industry in which Financial Services operates. Financial Services, through wholly-owned financial services companies and joint ventures, provides financing for a significant portion of our sales worldwide. Financial Services may experience credit losses that exceed its expectations and adversely affect its financial condition and results of operations. Financial Services’ inability to access funds at cost-effective rates to support its financing activities could have a material adverse effect on our business. Financial Services’ liquidity and ongoing profitability depend largely on timely access to capital in order to meet future cash flow requirements and to fund operations and costs associated with engaging in diversified funding activities. Additionally, negative market conditions could reduce customer confidence levels, resulting in declines in credit applications and increases in delinquencies and default rates, which could materially impact Financial Services’ write-offs and provision for credit losses. Financial Services may also experience residual value losses that exceed its expectations caused by lower pricing for used vehicles or equipment and higher than expected vehicle or equipment returns at lease maturity.
An increase in delinquencies or repossessions could adversely affect the results of Financial Services. Fundamental in the operation of Financial Services is the credit risk associated with its customers/borrowers. The creditworthiness of each customer, rates of delinquency and default, repossessions and net losses on loans to customers are impacted by many factors, including: relevant industry and general economic conditions; the availability of capital; the terms and conditions applicable to extensions of credit; the experience and skills of the customer’s management team; commodity prices; political events, including government mandated moratoria on payments; weather; and the value of the collateral securing the extension of credit. An increase in delinquencies or defaults, or a reduction in repossessions could have an adverse impact on the performance of Financial Services and our earnings and cash flows. In addition, although Financial Services evaluates and adjusts its allowance for credit losses related to past due or non-performing receivables on a regular basis, adverse economic conditions or other factors that might cause deterioration of the customers' financial health could change the timing and level of payments received and thus necessitate an increase in Financial Services’ reserves for estimated losses, which could have a material adverse effect on Financial Services’ and our results of operations and cash flows.
We may be exposed to shortfalls in our pension plans. At December 31, 2020, the funded status for our defined benefit pension, healthcare and other postemployment benefit plans was a deficit of $1,580 million. This amount included obligations of $227 million for plans that we are currently not required to fund. The funded status is subject to many factors, as discussed in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Application of Critical Accounting Estimates—Pension and Other Postemployment Benefits,” as well as “Note 12: Employee Benefit Plans and Postretirement Benefits” to the consolidated financial statements for the year ended December 31, 2020.
To the extent that our obligations under a plan are unfunded or underfunded, we will have to use cash flows from operations and other sources to pay our obligations as they become due. In addition, since the assets that currently fund these obligations are primarily invested in debt instruments and equity securities, the value of these assets is subject to changes due to market fluctuations.
We have significant outstanding indebtedness, which may limit our ability to obtain additional funding and may limit our financial and operating flexibility. As of December 31, 2020, we had an aggregate of $26,053 million (including $19,638 million relating to Financial Services’ activities) of consolidated gross indebtedness, and our equity was $4,989 million, including noncontrolling interests. The extent of our indebtedness could have important consequences on our operations and financial results, including:
▪we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;
▪we may need to use a portion of our projected future cash flow from operations to pay principal and interest on our indebtedness, which may reduce the amount of funds available to us for other purposes;
▪we may be more financially leveraged than some of our competitors, which could put us at a competitive disadvantage;
▪we may not be able to invest in the development or introduction of new products or new business opportunities;
▪our future cash flow may be exposed to the risk of interest rate volatility (see above);
▪we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable to a downturn in general economic conditions; and
▪we may not be able to access the capital markets on favorable terms, which may adversely affect our ability to provide competitive retail and wholesale financing programs.
These risks are exacerbated by the ongoing volatility in the financial markets, in part resulting from perceived strains on the finances and creditworthiness of several governments and financial institutions, particularly in the European Union and Latin America, and from continued concerns about global economic growth, particularly in emerging markets, as a result of, among others, the COVID-19 pandemic.
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
Restrictive covenants in our debt agreements could limit our financial and operating flexibility. The agreements governing our outstanding debt securities and other credit agreements to which we are a party from time to time contain, or may contain, covenants that restrict our ability to, among other things:
▪incur additional indebtedness by certain subsidiaries;
▪make certain investments;
▪enter into certain types of transactions with affiliates;
▪sell or acquire certain assets or merge with or into other companies; and/or
▪use assets as security in other transactions.
Although we do not believe any of these covenants materially restrict our operations currently, a breach of one or more of the covenants could result in adverse consequences that could negatively impact our businesses, results of operations, and financial position. These consequences may include the acceleration of amounts outstanding under certain of our credit facilities, triggering an obligation to redeem certain debt securities, termination of existing unused commitments by our lenders, refusal by our lenders to extend further credit under one or more of the facilities or to enter into new facilities or the lowering or modification of CNH Industrial’s credit ratings or those of one or more of its subsidiaries. For further information, see “Note 10: Debt” to the consolidated financial statements for the year ended December 31, 2020 for additional information.
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
CNH Industrial’s residence for Italian tax purposes is also largely a question of fact based on all the circumstances. CNH Industrial has a management and organizational structure such that CNH Industrial should not be deemed resident in Italy under Italian domestic law and should be deemed resident exclusively in the U.K. from the date of its incorporation for purposes of the Italy-U.K. tax treaty. Because this analysis is highly factual and may depend on future changes in CNH Industrial’s management and organizational structure, there can be no assurance regarding the final determination of its tax residence. Should CNH Industrial be treated as an Italian tax resident, CNH Industrial would be subject to corporate income tax in Italy on its worldwide income and may be required to comply with withholding tax on dividends and other distributions and/or reporting obligations under Italian law, which could result in additional costs and expenses.
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
We may incur additional tax expense or become subject to additional tax exposure. We are subject to income taxes in many jurisdictions around the world. Our tax liabilities are dependent upon the location of earnings among these different jurisdictions. Our future results of operations could be adversely affected by changes in the consolidated effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in our overall profitability, changes in tax legislation and rates, changes in generally accepted accounting principles and changes in the valuation of deferred tax assets and liabilities. If our effective tax rates were to increase, or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued or paid, our operating results, cash flows, and financial position could be adversely affected. For further information, see “Item 10. Additional Information -E. Taxation.” to the consolidated financial statements for the year ended December 31, 2020.
We intend for the anticipated On-Highway separation to qualify as a tax-free allocation of shares to our shareholders in some jurisdictions, but no assurance can be given that the separation will receive such tax-free treatment in any specific jurisdiction. It is our intention to structure the spin-off of our "On-Highway" business (commercial and specialty vehicles and powertrain) in a tax efficient manner, taking appropriate account of the potential impact on shareholders, but no assurance can be given that the intended tax treatment will be achieved, or that shareholders, and/or persons that receive the allocation of On-Highway shares, will not incur tax liabilities in connection with the separation and allocation. In particular, the requirements for favorable tax treatment differ (and may conflict) from jurisdiction to jurisdiction and the relevant requirements are often complex. Accordingly, no assurance can be given that any ruling (or similar guidance) from any taxing authority would be sought or, if sought, granted.
RISKS RELATED TO OUR COMMON SHARES
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
The loyalty voting program may affect the liquidity of our common shares and reduce our share price. CNH Industrial’s loyalty voting program is intended to reward shareholders for maintaining long-term share ownership by granting initial shareholders and persons holding shares continuously for at least three years, the option to elect to receive special voting shares. Special voting shares cannot be traded and, immediately prior to the transfer of our common shares from the CNH Industrial Loyalty Register, any corresponding special voting shares shall be transferred to CNH Industrial for no consideration (om niet). This loyalty voting program is designed to encourage a stable shareholder base and, conversely, it may deter trading by those shareholders who are interested in gaining or retaining special voting shares. Therefore, the loyalty voting structure may reduce liquidity in our common shares and adversely affect their trading price.
The loyalty voting program may prevent or frustrate attempts by our shareholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common shares may be lower as a result. The provisions of our Articles of Association establishing the loyalty voting program may make it more difficult for a third party to acquire, or attempt to acquire, control of us, even if a change of control is considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting program, a relatively large proportion of the voting power of our common shares could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of January 31, 2021, EXOR N.V. had a voting interest in CNH Industrial of approximately 42.5%. For further information, see “Item 7. Major Shareholders and Related Party Transactions” to the consolidated financial statements at December 31, 2020. Such shareholders participating in the loyalty voting program could effectively prevent change of control transactions that may otherwise benefit our shareholders.
The loyalty voting program may also prevent or discourage shareholders’ initiatives aimed at changes in our management.

Item 4.    Information on the Company
A. History and Development of the Company
CNH Industrial N.V. is the company formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial S.p.A. and its subsidiary CNH Global N.V. CNH Industrial N.V. was incorporated on November 23, 2012, as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands. The Company's principal office is located at 25 St. James’s Street, London, England, United Kingdom (telephone number: +44-207-7660-346). CNH Industrial’s agent for U.S. federal securities law purposes is Michael P. Going, c/o CNH Industrial America LLC, 6900 Veterans Boulevard, Burr Ridge, Illinois 60527 (telephone number +1-847-909-1960).
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
We also make our periodic reports, as well as other information filed with or furnished to the SEC, available free of charge through our website, at www.cnhindustrial.com, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. The information on our website is not incorporated by reference in this report.
B. Business Overview
General
CNH Industrial is a leading global capital goods company engaged in the design, production, marketing, sale, and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines, transmissions and axles for those vehicles and engines for marine and power generation applications.We have industrial and financial services companies located in 44 countries and a commercial presence in approximately 180 countries.
Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements, and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.
Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, and compact track loaders. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.
Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, city-buses, commuter buses under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.
Financial Services offers a range of financial products and services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial brand dealers. In addition, Financial Services provides wholesale financing to CNH Industrial brand dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.

Net revenues by segment in the years ended December 31, 2020, 2019 and 2018 were as follows:

	2020	2019	2018
	(in millions)
Revenues:
Agriculture	$10,923	$10,959	$11,682
Construction	2,170	2,768	3,021
Commercial and Specialty Vehicles	9,421	10,439	10,939
Powertrain	3,629	4,117	4,565
Eliminations and other	(1,858)	(2,134)	(2,376)
Total Net sales of Industrial Activities	24,285	26,149	27,831
Financial Services	1,823	2,011	1,989
Eliminations and other	(76)	(81)	(114)
Total Revenues	$26,032	$28,079	$29,706
Net revenues by region in the years ended December 31, 2020, 2019 and 2018 were as follows:

	2020		2019		2018
	(in millions)	(%)	(in millions)	(%)	(in millions)	(%)
Revenues:
Europe	$12,878	49.5%	$14,203	50.6%	$14,921	50.2%
North America	6,142	23.6	6,806	24.2	6,947	23.4
South America	2,666	10.2	2,893	10.3	3,004	10.1
Rest of World	4,346	16.7	4,177	14.9	4,834	16.3
Total Revenues	$26,032	100.0%	$28,079	100.0%	$29,706	100.0%
Industry Overview
Agriculture
The operators of dairy, livestock and row crop producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. Row crop farmers typically purchase tractors at the mid-to-upper end of the horsepower ("hp") range, combines and harvesting equipment and crop production equipment. Dairy and livestock farmers typically utilize tractors in the mid-to-lower hp range and crop preparation and crop packaging implements. The key factors influencing sales of agricultural equipment are the level of net farm income and, to a lesser extent, general economic conditions, interest rates and the availability of financing and related subsidy programs, farm land prices and farm debt levels. Net farm income is primarily impacted by the volume of acreage planted, commodity and/or livestock prices and stock levels, the impacts of fuel ethanol demand, crop yields, farm operating expenses (including fuel and fertilizer costs), fluctuations in currency exchange rates, government subsidies, tax incentives and trade policies. Farmers tend to postpone the purchase of equipment when the farm economy is deteriorating and to increase their purchases when economic conditions improve. The availability, quality, and cost of used equipment for sale also affect the level of new equipment sales. Weather conditions are a major determinant of crop yields and therefore affect equipment-buying decisions. In addition, geographical variations in weather from season-to-season may affect sales volumes differently in different markets. Government policies may affect the market for agricultural equipment by regulating the amount of acreage planted, with direct subsidies affecting specific commodity prices, or with other payments made directly to farmers. Global organization initiatives, such as those of the World Trade Organization, also can affect the market with demands for changes in governmental policies and practices regarding agricultural subsidies, tariffs and acceptance of genetically modified organisms such as seed, feed and animals.
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
Customer preferences regarding farming practices, and thus product types and features, vary by region. In North America, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers generally demand high capacity, sophisticated machines equipped with the most advanced technology. In Europe, where farms are generally smaller in size than those in North America and Australia, there is greater demand for somewhat smaller, yet equally sophisticated, machines. In the developing regions of the world where labor is more abundant and infrastructure, soil conditions and/or climate are not conducive to intensive agriculture, customers generally prefer simple, robust and durable machines with relatively lower acquisition and operating costs. In many developing countries, tractors are the primary, if not the sole, type of agricultural equipment used, and much of the agricultural work in such countries that cannot be performed by tractors is carried out by hand. A growing number of part-time farmers, hobby farmers and customers engaged in landscaping, municipality and park maintenance, golf course and roadside mowing in Western Europe and North America prefer relatively simple, low-cost agricultural equipment. Our position as a geographically diversified manufacturer of agricultural equipment and our broad geographic network of dealers allows us to provide customers in each significant market with equipment that meets their specific requirements.
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
Agricultural equipment manufacturers are subject to, among other things, continuous changes in engine emission regulations and restrictions. These changes require frequent changes in engine technology, which can involve significant research and development investments. Manufacturers generally attempt to pass these incremental costs on their customers, but these price increases must be balanced with the affordability of the equipment. Each market may have its own unique emissions regulations, which adds a level of complexity required to meet global product needs.
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
The demand for biofuels has created an associated demand for agriculturally based feedstocks, which are used to produce biofuels. Currently, most of the ethanol in the U.S. and Europe is extracted from corn, while in Brazil it is extracted from sugar cane. Biodiesel is typically extracted from soybeans and rapeseed oil in the U.S. and Brazil, and from rapeseed and other oil seeds as well as food waste by-products in Europe. The use of corn and soybeans for biofuel has been one of the main factors affecting the supply and demand relationships, as well as the price for these crops. The economic feasibility of biofuels is significantly impacted by the price of oil. As the price of oil falls, biofuels become a less attractive alternative energy source. This relationship will, however, be impacted by government policy and mandates as governments around the world consider ways to combat global warming and avoid potential energy resource issues in the future.
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
In developed markets, customers tend to prefer more sophisticated machines equipped with the latest technology and features to improve operator productivity. In developing markets, customers tend to prefer equipment that is relatively less costly and has greater perceived durability. In North America and Europe, where the cost of machine operators is higher relative to fuel costs and machine depreciation, customers typically emphasize productivity, performance and reliability. In other markets, where the relative cost for machine operators is lower, customers often continue to use equipment after its performance and efficiency have begun to diminish.
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
Light Construction
Light construction equipment is also known as compact and service equipment, and it includes skid-steer loaders, compact track loaders, tractor loaders, rough terrain forklifts, backhoe loaders, small wheel loaders and excavators. Purchasers of light construction equipment include contractors, residential builders, utilities, road construction companies, rental fleet owners, landscapers, logistics companies, and farmers. The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which is influenced by interest rates and the availability of financing. Other major factors include the construction of light infrastructure, such as utilities, cabling and piping and maintenance expenditures. The principal use of light construction equipment is to replace relatively high-cost, slower manual work. Product demand in the United States and Europe has generally tended to mirror housing starts, but with lags of six to twelve months. In areas where labor is abundant, and the cost of labor is inexpensive relative to other inputs, such as in India, Africa and South America, the light construction equipment market is generally smaller. These regions represent potential areas of growth for light construction equipment in the medium to long-term as labor costs rise relative to the cost of equipment or the supply of labor contraction leading to increased mechanization.
Equipment rental is a significant element of the construction equipment market. Compared to the U.K. and Japan, where there is an established market for long-term equipment rentals as a result of favorable tax treatment, the rental market in North America and Western Europe (except for the U.K.) consists mainly of short-term rentals of light construction equipment to individuals or small contractors for which the purchase of equipment is not cost effective or that need specialized equipment for specific jobs. In North America, the main rental product has traditionally been the backhoe loader and, in Western Europe, it has been the mini-excavator. As the market has evolved, a greater variety of light and heavy equipment products have become available to rent. In addition, rental companies have allowed contractors to rent machines for longer periods instead of purchasing the equipment, enabling contractors to complete specific job requirements with greater flexibility and cost control. Large, national rental companies can significantly impact the construction equipment market, with purchase volumes being driven by their decisions to increase or decrease the size of their rental fleets based on rental utilization rates.

Seasonal demand for construction equipment fluctuates somewhat less than for agricultural equipment. Nevertheless, in North America and Western Europe, housing construction generally slows during the winter months. North American and European industry retail demand for construction equipment is generally strongest in the second and fourth quarters.
In markets outside of North America, Western Europe and Japan, equipment demand may also be partially satisfied by importing used equipment. Used heavy construction equipment from North America may fulfill demand in the South American market and equipment from Western Europe may be sold to Central and Eastern European, North African and Middle Eastern markets. Used heavy and light equipment from Japan is mostly sold to other Southeast Asian markets, while used excavators from Japan are sold to almost every other market in the world. This flow of used equipment is highly influenced by exchange rates, the weight and dimensions of the equipment and the different local regulations in terms of safety and/or engine emissions.
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
The regional variation in demand for commercial vehicles is influenced by differing economic conditions, levels of infrastructure development, and geographic region, all of which lead to differing transport requirements.
M&H truck demand tends to be closely aligned with the general economic cycle and the capital investment cycle including the general level of interest rates and, in certain countries, governmental subsidy programs, particularly in more developed markets such as Europe, North America and Japan, as economic growth provides increased demand for haulage services and an incentive for transporters to invest in more efficient, less polluting, higher capacity vehicles and renew vehicle fleets. The product life cycle for M&H trucks typically covers a seven to ten-year period.
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
Buses
The global bus business is organized by mission, from city and intercity transport to tourism purposes, with a capacity ranging from 7 to 150 seated/standing passengers. IVECO BUS (previously Iveco Irisbus) and Heuliez Bus target markets include urban intercity buses. Operators in this industry include three types of manufacturers: those specialized in providing chassis to bodybuilders, those that build bodies on chassis produced by third parties, and those, like IVECO BUS, that produce the entire vehicle.
The primary customers of the bus segment are tour and intercity bus service operators, while the principal customers of the city bus segment are the transport authorities in urban areas.
Deregulation and privatization of transport services in many markets have favored concentration towards large private companies operating in one country, in more than one neighboring country, or at an international level. Demand has increased for highly standardized, high-use products for large fleets, with financing and maintenance agreements or kilometric pricing. Deregulation and privatization have also increased competition between large transport service companies, raising the level of vehicle use and increasing the choice of brands for operators in the market.
Sales for urban and intercity buses are generally higher in the second half of the year, due to public entities budgeting processes, tender rules, and bus production lead-time.
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
For on-road applications in developed markets, where economy and infrastructure drive demand for local and haulage transportation, demand for engines is driven by general economic conditions, capital investment, industrialization, and infrastructure developments.
In the bus market, engine demand is increasingly influenced by the environmental policies of governments and local authorities (i.e., requirements for natural gas, hybrid and electric solutions).
Demand for off-road applications in the agricultural industry is influenced by many factors, including the price of agricultural commodities and the relative level of new and used inventories, the profitability of agricultural enterprises, net farm income, the demand for food products, agricultural policies, as well as climatic conditions. At the same time, the construction equipment business is driven by general economic factors and the level of public investment in infrastructure, which affects the need for replacement of old equipment and investment in more innovative solutions to boost productivity.
Increasingly stringent emission regulations in Europe, the U.S. and Asia represent an opportunity for Powertrain to gain a competitive advantage through technological solutions developed for engines and after-treatment systems (such as our High Efficiency SCR technology). Alternative fuel engines have become an attractive alternative solution to diesel for transport vehicles, as they are more environment friendly and offer better fuel economy than diesel while performing comparably to diesel engines (e.g. LNG for Buses and Commercial Vehicles). Increasing demand for alternative propulsion systems (such as electrified powertrain or fuel cell) is expected to continue, as related technologies are growing quickly and will offer business opportunities in the industrial sector. The increasing trend among mid-sized original equipment manufacturers ("OEMs") to outsource engine development, due to the significant research and development expenditures required to meet the new emission requirements, presents an opportunity for Powertrain to increase sales to third party customers.
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
Our competitive strengths include well-recognized brands, a full range of competitive products and features, a strong global presence, and distribution and customer service network. There are multiple factors that influence a buyer’s choice of industrial equipment. These factors include the strength and quality of the distribution network, brand loyalty, product features and performance, availability of a full product range, the quality and pricing of products, technological innovations, product availability, financing terms, parts and warranty programs, resale value and customer service and satisfaction. The ability to meet or exceed applicable engine emissions standards as they take effect is also a key competitive factor, particularly in those markets where such standards are the subject of frequent legislative or regulatory scrutiny and change, such as Europe and North America. We continually seek to improve in each of these areas but focus primarily on providing high-quality and high-value products and supporting those products through our dealer networks. Buyers tend to favor brands based on experience with the product and the dealer. Customers’ perceptions of product value in terms of productivity, reliability, resale value and dealer support are formed over many years.
The efficiency of our manufacturing, logistic and scheduling systems are dependent on forecasts of industry volumes and our anticipated share of industry sales, which is predicated on our ability to compete successfully with others in the marketplace. We compete based on product performance, customer service, quality, innovation and price. The environment remains competitive from a pricing standpoint, and actions taken to maintain our competitive position in the current challenging economic environment could result in lower than anticipated price realization.
Our main competitors in the agricultural equipment market are Deere & Company, AGCO Corporation, Claas Group, Argo Tractors S.p.A., the Same Deutz Fahr Group, and Kubota Tractor Corporation.
Our principal competitors in the construction equipment market are Caterpillar Inc., Komatsu Ltd., J C Bamford Excavators Ltd., Hitachi Construction Machinery Co, Ltd., Volvo Group, Liebherr Group, Doosan Group, Kubota Tractor Corporation, and Deere & Company.
Our principal competitors in the commercial and specialty vehicles market are Daimler Group, the Traton (previously Volkswagen) Group, Paccar Inc., the Volvo Group, Rosenbauer International AG, Rheinmetall AG, Oshkosh Corporation, Nexter, General Dynamics, BAE Systems plc., and Caterpillar Inc.
The principal competitors of Powertrain include Cummins Inc., Daimler Group, Deere & Company, Deutz-Fahr, Perkins Engines, Traton Group, Volvo Group, and Yanmar Co., Ltd, Weichai Power Co. Ltd.
Products and Markets
Agriculture
To capitalize on customer loyalty to its dealers and its brands, Agriculture’s product lines are sold primarily under the Case IH and New Holland Agriculture brands as well as the STEYR brand in Europe and the Miller brand, primarily in North America and Australia. Certain agricultural equipment products are also sold under the Kongskilde, Överum, K-Line and JF brands. We believe that these brands enjoy high levels of brand identification and loyalty among both customers and dealers.
Although newer generation tractors have a high percentage of common mechanical components, each brand and product remains differentiated by features, color, interior and exterior styling, warranty terms, technology offering, and model designation. Flagship products such as row crop tractors and large combine harvesters may have significantly greater differentiation.
Distinctive features that are specific to a particular brand such as the Supersteer® tractor axle or Twin Rotor combine threshing technology for New Holland, the Case IH tracked four-wheel drive tractor, Quadtrac®, and the front axle mounted hitch for STEYR tractors remain an important part of each brand’s unique identity.
Agriculture’s product lines include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, and self-propelled sprayers. Agriculture also specializes in other key market segments like cotton picker packagers and sugar cane harvesters, where Case IH is a worldwide leader, and in self-propelled grape harvesters, where New Holland Agriculture is a worldwide leader. These brands each offer parts and support services for all of their product lines. Our agricultural equipment is sold with a limited warranty that typically runs from one to three years.

Case IH and New Holland Agriculture brands enable their customers to visualize and share in-depth real-time machine information within the respective AFS-PLM Farm solution and offers data sharing to a vast number of third party providers at full control of the customer. Agriculture launched the AGXTENDTM brand, focused exclusively on aftermarket precision farming technology solutions. AGXTENDTM is designed to provide our dealers and customers access to innovative and more sustainable productivity enhancing precision farming technologies operating seamlessly with the rest of the CNH Industrial Digital and Precision Solution offering.
AFS and PLM Farm (Previously AgDNA) is an industry leading Farm Management Information System (FMIS) that automatically collects and analyzes data from equipment manufactured by CNH Industrial and third-party manufacturers. The cloud-based platform analyzes equipment, agronomic and environmental data to deliver actionable insights directly to customers' smartphones and tablets to help them maximize the agronomic performance of their CNH Industrial and other equipment to increase farm profitability.
Construction
Construction’s product lines are sold primarily under the CASE Construction Equipment and New Holland Construction brands. CASE provides a wide range of products on a global scale, including crawler excavators and mini-excavators. The New Holland Construction brand family also markets a full product line of construction equipment in South America and focuses on light equipment distributed by the Agriculture network in the other regions.
Construction's products often share common components to achieve economies of scale in manufacturing, purchasing, and development. Construction differentiates these products based on the relative product value, technology, design concept, productivity, product serviceability, color, and styling to preserve the unique identity of each brand.
Heavy construction equipment product lines include general construction equipment such as large excavators and wheel loaders, and road building and site preparation equipment such as compactors, graders and dozers. Light construction equipment is also known as compact and service equipment, and its product lines include backhoe loaders, skid steer and tracked loaders, mini- and midi- excavators, and compact wheel loaders. The brands each offer parts and support services for all of their product lines. Our construction equipment is generally sold with a limited warranty that typically runs from one to two years.
We continue to evaluate our Construction business with a view toward increasing efficiencies and profitability as well as evaluating its strategic alliances to improve its position in key markets.
Commercial and Specialty Vehicles
Trucks and Commercial Vehicles (IVECO and IVECO ASTRA)
Under the IVECO brand, we produce a range of light, medium, and heavy trucks and commercial vehicles for both on-road and off-road use. Our key products include the Daily, a vehicle that covers the 3.5 – 7.2 ton vehicle weight range, the Eurocargo, a vehicle that covers the 6 – 19 ton range, the Trakker, a vehicle capable of off-road transport, and the S-Way, dedicated to on-road transport. Starting from 2019, IVECO started a process of complete renewal of the heavy product offering with the launch of the S-Way (the new range for long haulage and distribution) and X-Way (dedicated to construction logistics and municipalities); the new T-Way for off-road is expected to be introduced in 2021. The product offering is complemented by a series of aftersales and used vehicle assistance services.
Light vehicles include on-road vans and chassis cabs used for short and medium distance transportation and distribution of goods, and off-road trucks for use in quarries and other work sites. We also offer shuttle vehicles used by public transportation authorities, tourist operators, hotels and sports clubs and campers for recreational travel.
The M&H vehicle product lines include on-road chassis cabs designed for medium and long-distance hauling and distribution. Medium Gross Vehicle Weight ("GVW") off-road models are typically used for building roads, winter road maintenance, construction, transportation, maintenance of power lines and other installations in off-road areas, civil protection and roadside emergency service. Heavy GVW off-road models are designed to operate in virtually any climate and on any terrain and are typically used to transport construction plant materials, transport and mix concrete, maintain roads in winter and transport exceptionally heavy loads.
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
On September 3, 2019, CNH Industrial announced a strategic and exclusive Heavy-Duty Truck partnership with Nikola Corporation, a U.S. based leader in fuel cell truck technology development. In this context, CNH Industrial made an initial subscription to Nikola's share capital (approximately 2.5% shareholding) through a cash contribution of $50 million and an in-kind contribution of $50 million, granting Nikola access to certain IVECO technology.
During the second quarter of 2020, Nikola completed a business combination with VectoIQ Acquisition Corp., a publicly-traded special purpose acquisition company. Under the terms and conditions of the business combination, the former shareholders of Nikola received 1.901 shares of VectoIQ for every one share held in Nikola and became shareholders of VectoIQ, which, in turn, changed its name to “Nikola Corporation”. The combined company's shares continue to be listed on NASDAQ under the new ticker symbol “NKLA”. Before the completion of the business combination, CNH Industrial increased its investment in Nikola, to $250 million. At December 31, 2020 CNH Industrial beneficially owned approximately 6.6% of Nikola Corporation's common stock.
Iveco S.p.A. and Nikola Corporation are jointly developing cab over battery-electric vehicle (“BEV”) and hydrogen fuel cell electric vehicle (“FCEV”) trucks, which will be manufactured in Europe through a joint venture 50/50 owned by Iveco S.p.A. and Nikola Corporation, and in the U.S. by Nikola Corporation. During 2020, Iveco S.p.A. and Nikola entered into a series of agreements to establish the European joint venture. The set-up activities of the joint venture started in the fourth quarter of 2020.
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
FPT Industrial’s product line-up is completed by versions that use alternative fuels, including engines that run on natural gas and engines compatible with biodiesel and hydrotreated vegetable oil ("HVO"). With more than 20 years of experience in the research, development and production of natural gas engine technologies for industrial applications, FPT Industrial is an industry leader in this field. In 2018 a dedicated E-Powertrain team was established to develop dedicated projects in the e-powertrain field in industrial applications. During 2020, FPT Industrial won the “Diesel of the Year” award for its new F28 engine. This prestigious award is given on an annual basis by Diesel Magazine and recognizes the best innovation in the development and manufacturing of diesel engines in all industrial and automotive applications. The international jury selected the F28 engine for its combination of compactness, productivity and environment-friendly features. Moreover, FPT Industrial powers the IVECO S-WAY NP 460 in LNG version which won the Sustainable Truck of the Year 2021 with its Cursor 13 Natural Gas engine. This engine is the most powerful, 100% natural gas engine for commercial vehicles available on the market.
While meeting the strict emission regulations for both on-road (Euro VI) and off-road vehicles (Stage V and Tier 4B), Powertrain’s technological solutions aim to provide industry leading results in terms of cost, packaging, and fuel consumption for each segment of the market.
Additionally, FPT Industrial produces six speed manual transmissions for light commercial vehicles, with input torque up to 500 Nm and completes its product lineup with front and rear axles reaching 32 tons gross axle weight designated to cover Commercial and Specialty Vehicles’ demand, including specialty vehicles (military and fire-fighting).
In 2020, FPT Industrial acquired 100% of Potenza Technology, a company specialized in the design and development of electric and hybrid electric powertrain systems. The acquisition is another step in the brand's path towards electrification, one of the pillars of its multi-power powertrain strategy. FPT Industrial and IVECO signed a Memorandum of Understanding with Snam S.p.A., one of the world’s leading energy infrastructure operators, for technological and commercial cooperation in order to contribute to the decarbonization of the transport sector by developing biomobility (biomethane and natural gas) and hydrogen.
FPT Industrial also signed a Memorandum of Understanding with Yanmar Marine International, foreseeing a commercial cooperation to develop and supply marine engines. FPT Industrial will manufacture and provide two types of diesel marine engines based on its existing N67 EVO and C90 engine families to be customized by Yanmar and marketed under its brand.

Sales and Distribution
Agriculture and Construction
Agriculture sells and distributes products through approximately 2,500 full-line dealers and distributors with over 6,500 points of sale. Construction sells and distributes products through approximately 400 full-line dealers and distributors with over 1,200 points of sale. Agriculture’s and Construction’s dealers are almost all independently owned and operated. Some Agriculture dealers also sell construction equipment. In the United States, Canada, Mexico, most of Western Europe, Brazil, India, China, Russia and Australia, products are generally distributed directly through the independent dealer network. In the rest of the world, products are either sold to independent distributors who then resell to dealers, or to importers who have their own branches to sell product to retail customers. In both cases, the importers/distributors can take advantage of their size and knowledge of the market to minimize their marketing costs.
Consistent with our brand promotion program, we generally seek to have dealers sell a full range of our products. Typically, greater market penetration is achieved where each dealer sells the full line of products from only one of the brands. Although appointing dealers to sell more than one brand is not part of our business model, some joint dealers exist, either for historic reasons or in limited markets where it is not feasible to have a separate dealer for each brand. In some cases, dealerships are operated under common ownership but with separate points of sale for each brand. In each region, we seek to optimize our distribution strategy to maximize customer satisfaction and sales while reducing structural costs.
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
As the equipment rental business becomes a more significant factor in both the agricultural and construction equipment markets, Agriculture and Construction are continuing to support their dealer network by facilitating sales of equipment to the local, regional and national rental companies through their dealers as well as by encouraging dealers to develop their own rental activities. A strong dealer service network is required to maintain the rental equipment, and to help ensure that the equipment remains at peak performance levels both during its life as rental equipment and afterward when resold into the used equipment market. Agriculture and Construction have launched several programs to support their dealer service and rental operations, including training, improved dealer standards, financing, and advertising. As the rental market is a capital-intensive sector and sensitive to cyclical variations, we expand such activities gradually, with special attention to managing the resale of rental units into the used equipment market by our dealers, who can utilize this opportunity to improve their customer base and generate additional parts and service business.
We believe that it is generally more cost-effective to distribute our agricultural and construction equipment products through independent dealers, although Agriculture and Construction maintain a limited number of company-owned dealerships in some markets. As of December 31, 2020, we operated two Agriculture and Construction dealerships in North America and six company-owned Agriculture and Construction dealerships in Europe. We also operate a selective dealer development program, in territories with growth potential but underdeveloped representation by our agricultural and construction equipment brands, that typically involves a transfer of ownership to a qualified operator through a buy-out or private investment after a few years.
Commercial and Specialty Vehicles
Commercial and Specialty Vehicles’ worldwide distribution strategy is based on a network of independent dealers, in addition to its own dealerships and branches. As of December 31, 2020, Commercial and Specialty Vehicles had approximately 670 dealers globally (of which 24 were directly owned by us and 15 were branches). All dealers sell spare parts for the relevant vehicles. Commercial and Specialty Vehicles bolsters its distribution strategy by offering incentives to its dealers based on target achievements for sales of new vehicles and parts and providing high quality aftersales services.
As of December 31, 2020, Commercial and Specialty Vehicles had approximately 5,000 sales and/or service network points. In addition to Commercial and Specialty Vehicles' standard one-year full vehicle warranty and two-year powertrain warranty, Commercial and Specialty Vehicles offers personalized aftersales customer assistance programs.
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
In the U.K., Commercial and Specialty Vehicles is one of the OEMs that sells trucks and other commercial vehicles to companies which offer commercial vehicle rental solutions, such as Ryder, Fraikin and Burntree, among others.
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
As of December 31, 2020, we operated and administered 43 parts depots worldwide either directly, through a joint venture, or through arrangements with warehouse service providers. This network includes 9 parts depots in North America, 13 in Europe, 3 in South America, and 18 in Rest of World. The network includes 30 parts depots that support Agriculture, 26 that support Construction, 18 that support Commercial and Specialty Vehicles and 4 that support Powertrain. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Our parts depots and parts delivery systems provide customers with access to substantially all the parts required to support our products.
Joint Ventures
As part of a strategy to enter and expand in new markets, we are also involved in several commercial and/or manufacturing joint ventures, including the following:
◦in Japan, we own 50.0% of New Holland HFT Japan Inc. (“HFT”), which distributes its products in Japan. HFT imports and sells the full range of New Holland agricultural equipment;
◦in Pakistan, we own 43.2% of Al Ghazi Tractors Ltd., which manufactures and distributes New Holland tractors;
◦in Turkey, we own 37.5% of Turk Traktor ve Ziraat Makineleri A.S., which manufactures and distributes various models of both New Holland and Case IH tractors;
◦in Mexico, we own 50.0% of CNH de Mexico S.A. de C.V., which manufactures New Holland agricultural equipment and distributes our agricultural equipment through one or more of its wholly-owned subsidiaries;

◦in China, we own 50.0% of Naveco (Nanjing Iveco Motor Co.) Ltd., a company that manufactures light and other commercial vehicles in China;
◦in China, we control 60.0% of SAIC Fiat Powertrain Hongyan Ltd (“SFH”), a manufacturing company located in Chongqing, which produces diesel engines under license from us to be sold in the Chinese market and to be exported to Europe, the U.S. and Latin America;
◦in South Africa, we own 60.0% of Iveco South Africa Works (Pty) Ltd., which manufactures medium and heavy-duty commercial vehicles and buses; and
◦in Germany, we own 50% of Nikola Iveco Europe GmbH, a 50/50 joint venture with Nikola Corporation, which will manufacture cab over battery-electric vehicle and hydrogen fuel cell electric vehicle trucks, jointly developed by Iveco S.p.A. and Nikola Corporation.
Suppliers
We purchase materials, parts, and components from third party suppliers. We had approximately 4,102 global direct material suppliers for Industrial Activities at December 31, 2020. Our focus on quality improvement, cost reduction, product innovation and production flexibility requires us to rely upon suppliers with a focus on quality, reliability and the ability to provide cost reductions. We view our relationships with suppliers as critical to our operational effectiveness, and in recent years, we have established closer ties with a significantly reduced number of suppliers, selecting those that enjoy a leading position in the relevant markets.
We rely on numerous suppliers. Certain components and parts used in our products are available from a single supplier and cannot be sourced quickly otherwise. The sudden or unexpected interruption in the availability of certain of our suppliers’ raw materials, parts, and components could result in delays in, or increases in the costs of production. During 2020, some of our operations were temporarily impacted by certain material or component shortages and price volatility due to the COVID-19 pandemic.
Financial Services
Financial Services offers a range of financial products and services to dealers and customers in the various regions in which it operates. The principal products offered are retail loan and lease financing for the purchase or lease of new and used equipment and vehicles, wholesale financing to dealers and factoring of trade receivables from CNH Industrial companies. Wholesale financing consists primarily of dealer floor plan financing and gives the dealers the ability to maintain a representative inventory of new products. In addition, Financial Services provides financing to dealers for used equipment and vehicles taken in trade, equipment utilized in dealer-owned rental yards, parts inventory, working capital and other financing needs. As a captive finance business, Financial Services is reliant on and supports the operations of Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, their dealers, and customers.
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
In Europe, there are two joint ventures that provide customer financing of Agriculture, Construction, and Commercial and Specialty Vehicles, depending on the country of origin. CNH Industrial Capital Europe S.a.S., a joint venture with BNP Paribas Group, is 49.9% owned by CNH Industrial N.V. and accounted for under the equity method. Transolver Finance Establecimiento Financiero de Credito S.A. (“Transolver Finance”), a joint venture with the Santander Group, is 49% owned by CNH Industrial N.V. and accounted for under the equity method. Transolver Finance also provides dealer financing. Additionally, there are vendor programs with banking partners that provide customer financing of Agriculture, Construction, and Commercial and Specialty Vehicles, in different countries. Customer and dealer financing activities not included in the joint ventures or vendor programs, such as factoring of trade receivables, are managed through our wholly-owned financial services companies.
For South America, customer and dealer financing activities in Brazil are managed through our wholly-owned financial services company, Banco CNH Industrial Capital S.A. (“Banco CNH Industrial Capital”), which support the sales of Agriculture, Construction, and Commercial and Specialty Vehicles. For customer financing, Banco CNH Industrial Capital mainly serves as a lender for funding provided by BNDES, a federally-owned financial institution linked to the Brazilian Ministry of Development, Industry and Foreign Trade. In Argentina, customer and dealer financing activities, which support the sales of Agriculture, Construction, and Commercial and Specialty Vehicles, are managed through a wholly-owned financial services company. Vendor programs with banking partners are also in place in Argentina.

For Rest of World, customer and dealer financing activities in Australia and India are managed through wholly-owned financial services companies. In China and Russia, dealer financing activities are managed through wholly-owned financial services companies.
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
Financial Services’ guidelines for minimum down payments for equipment and vehicles generally range from 5% to 30% of the actual sales price, depending on equipment types, repayment terms, and customer credit quality. Finance charges are sometimes waived for specified periods or reduced on certain equipment sold or leased in advance of the season of use or in connection with other sales promotions. For periods during which finance charges are waived or reduced on the retail notes or leases, Financial Services generally receives compensation from the applicable Industrial Activities segment based on Financial Services’ estimated costs and a targeted return on equity. The cost is recognized as a reduction in net sales for the applicable Industrial Activities segment.
Dealer Financing
Financial Services provides wholesale floor plan financing for nearly all our dealers. This allows them to acquire and maintain a representative inventory of products. Financial Services also provides financing to dealers for used equipment taken in trade, equipment utilized in dealer-owned rental yards, parts inventory, working capital, and other financing needs. For floor plan financing, Financial Services generally provides a fixed period of “interest free” financing to the dealers. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of sales seasonality. For the “interest-free” period, the applicable Industrial Activities segment compensates Financial Services based on Financial Services’ estimated costs and a targeted return on equity. The cost is recognized as a reduction in net sales for the applicable Industrial Activities segment. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until Financial Services receives payment in full.
A wholesale underwriting group reviews dealer financial information and payment performance to establish credit lines for each dealer. In setting these credit lines, Financial Services seeks to meet the reasonable requirements of each dealer while managing its exposure to any one dealer. The credit lines are secured by the equipment or vehicles financed. Dealer credit agreements generally include a requirement to repay the particular financing at the time of the retail sale of the unit. Financial Services leverages employees, third party contractors, and new digital technologies like “geo-fencing” to conduct periodic stock audits at each dealership to confirm that the financed equipment or vehicle is maintained in inventory. These audits are unannounced, and their frequency varies by dealer and depends on the dealer’s financial strength, payment history, and prior performance.
Factoring
Financial Services also provides intragroup factoring of trade and other receivables. This activity involves the purchase (without recourse) of receivables of CNH Industrial companies, originating from the different Industrial Activities segments, and due from third or related parties.
Sources of Funding
The long-term profitability of Financial Services’ activities largely depends on the cyclical nature of the industries in which we operate, interest rate volatility, and the ability to access funding on competitive terms. Financial Services funds its operations and lending activity through a combination of term receivable securitizations, committed secured and unsecured facilities, uncommitted lines of credit, unsecured bonds, unsecured commercial paper, affiliated financing, and retained earnings. Financial Services’ current funding strategy is to maintain sufficient liquidity and flexible access to a wide variety of financial instruments and funding options.
Financial Services has periodically accessed the asset-backed securities (“ABS”) markets in the United States, Canada, and Australia, as part of its retail and wholesale financing programs when those markets offer funding opportunities on competitive terms. Financial Services has also accessed the unsecured bond market in the United States, Brazil, Argentina and Australia and commercial paper markets in the United States and France to diversify its funding sources. Financial Services’ ability to access these markets will depend, in part, upon general economic conditions and Financial Services’ financial condition and portfolio performance. These factors can be negatively affected by cyclical swings in the industries in which we operate.

Competition
The financial services industry is highly competitive. Financial Services competes primarily with banks, equipment finance and leasing companies and other financial institutions. Typically, this competition is based upon the financial products and services offered, customer service, financial terms, and interest rates charged. Financial Services’ ability to compete successfully depends upon, among other things, the availability and competitiveness of funding resources, the development of competitive financial products and services, and licensing or other governmental regulations.
Legal Proceedings
As a global company with a diverse business portfolio, CNH Industrial in the ordinary course of business is exposed to numerous legal risks, including, without limitation, dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, competition law and other investigations and environmental claims. The most significant of these matters are described “Note 14: Commitments and Contingencies” to our Consolidated Financial Statements for the year ended December 31, 2020.
The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages or fines or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results.
Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, management believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on our Consolidated Financial Statements.
Follow-up on Damages Claims: in 2011 Iveco S.p.A., the Company’s wholly owned subsidiary, active in the commercial vehicle business, and its competitors in the European Union were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union (in the period 1997-2011) in relation to M&H trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, the Company has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. Most of these claims remain at an early stage. Further, on the basis of the letters issued by a significant number of customers indicating that they may commence proceedings in the future, CNH Industrial expects to face further claims based on the same legal grounds in the same and other jurisdictions. The extent and outcome of these claims cannot be predicted at this time.
FPT Emissions Investigation: on July 22, 2020, a number of CNH Industrial's offices in Europe were visited by investigators in the context of a request for assistance by the public prosecutors of Frankfurt am Main, Germany and Turin, Italy in relation to alleged noncompliance of two engine models produced by FPT Industrial S.p.A., a wholly owned subsidiary of CNH Industrial, installed in certain Ducato (a vehicle distributed by the Stellantis group) and Iveco Daily vehicles. CNH Industrial immediately made itself available to these investigators and is providing its full cooperation to properly address the requests received. Although at the date hereof CNH Industrial has no evidence of any wrongdoing, CNH Industrial cannot predict at this time the extent and outcome of these requests and directly or indirectly related legal proceedings.
Insurance
We maintain insurance with third party insurers to cover various risks arising from our business activities including, but not limited to, risk of loss or damage to our assets or facilities, business interruption losses, general liability, automobile liability, product liability and directors' and officers' liability insurance. We believe that we maintain insurance coverage that is customary in our industry. We use a broker that is a subsidiary of Stellantis N.V. ("Stellantis", formerly Fiat Chrysler Automobiles N.V. which, effective January 16, 2021, merged with Peugeot S.A. by means of a cross-border legal merger) to place a portion of our insurance coverage.
C. Organizational Structure
As of December 31, 2020, CNH Industrial had 173 consolidated subsidiaries. A listing of our subsidiaries as of December 31, 2020, including the country of incorporation or residence, proportion of ownership interest and proportion of voting power held, is set forth in Exhibit 8.1 to this annual report on Form 20-F.
The following table sets forth a list of the principal subsidiaries that are directly or indirectly controlled by CNH Industrial. For each principal subsidiary, the following information is provided: name, country of incorporation or residence, and the percentage interest held by CNH Industrial and its subsidiaries at December 31, 2020.

Principal Subsidiaries at December 31, 2020:

Name of Subsidiary	Country of Incorporation	Percentage Interest Held
Banco CNH Industrial Capital S.A.	Brazil	100%
Case Credit Holdings Limited	United States (Delaware)	100%
Case New Holland Industrial Inc.	United States (Delaware)	100%
CNH Industrial America LLC	United States (Delaware)	100%
CNH Industrial U.S. Holdings Inc.	United States (Delaware)	100%
CNH Industrial Brasil Ltda.	Brazil	100%
CNH Industrial Capital Limited	United Kingdom	100%
CNH Industrial Capital LLC	United States (Delaware)	100%
CNH Industrial Capital America LLC	United States (Delaware)	100%
CNH Capital Receivables LLC	United States (Delaware)	100%
CNH Industrial Capital Canada Ltd.	Canada	100%
CNH Industrial Capital Solutions S.p.A.	Italy	100%
CNH Industrial Finance Europe S.A.	Luxembourg	100%
CNH Industrial Finance S.p.A.	Italy	100%
CNHI International S.A.	Switzerland	100%
FPT Industrial S.p.A.	Italy	100%
Iveco S.p.A.	Italy	100%
Iveco Espana S.L.	Spain	100%
Iveco France SAS	France	100%
New Holland Ltd.	United Kingdom	100%
D. Property, Plant and Equipment
As of December 31, 2020, we owned 66 manufacturing facilities. We also own other significant properties including spare parts depots, research laboratories, test tracks, warehouses, and office buildings.
We make capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and improve capacity, and for maintenance and engineering. In 2020, our total capital expenditures in long-lived assets, excluding assets sold with buy-back commitments and equipment on operating leases, were $484 million of which 15% was spent in North America, 5% in South America, 75% in Europe and 5% in Rest of World. These capital expenditures were funded through a combination of cash generated from operating activities and borrowings under short-term facilities. In 2019, our total capital expenditures were $637 million. Capital expenditures were below 2019 levels as a result of more targeted investment due to cash preservation activities during the COVID-19 pandemic.
The following table provides information about our manufacturing and engineering facilities as of December 31, 2020:

Location	Primary Functions	Approximate Covered Area (Sqm/ 000)
Italy
Brescia	Medium vehicles, cabs, chassis; R&D center	276
Brescia	Firefighting vehicles; R&D center	28
Bolzano	Defense vehicles; R&D center	83
Foggia	Engines; drive shafts; R&D center	151
Jesi	Tractors	77
Lecce	Wheel loaders, compact track loaders, telehandlers; graders; R&D center	130
Modena	Components (Agriculture and Construction)	102
Piacenza	Quarry and construction vehicles; R&D center	64
Pregnana Milanese(*)	Engines	31
S. Mauro	R&D center (Construction)	1

S. Matteo	R&D center (Agriculture)	51
Suzzara	Light vehicles; R&D center	170
Torino	Transmissions and axles	239
Torino	Engines	142
Torino	R&D center (Commercial and Specialty Vehicles)	41
Torino	R&D center (Powertrain)	28
United States
Benson	Sprayers, cotton pickers; R&D center	41
Burlington	Backhoe loaders, forklift trucks; R&D center	91
Burr Ridge (Hinsdale)	R&D center (Agriculture, Construction and Diesel engines)	44
Fargo	Tractors, wheeled loaders; R&D center	88
Goodfield	Soil management equipment; R&D center	39
Grand Island	Tractors and combines	128
Mt. Joy	R&D center (Agriculture)	11
Mt. Vernon	Tracks; R&D center	7
New Holland	Hay & Forage; R&D center	104
Racine	Tractors, transmissions	105
St. Nazianz	Self-propelled sprayers	24
Wichita	Skid steer loaders; R&D center	46
France
Annonay	Buses (Coaches & City); R&D center	114
Bourbon Lancy	Engines; R&D center	107
Coex	Grape Harvesters; R&D center	26
Croix	Cabins (Agriculture)	12
Fecamp	Engines (power generation units)	16
Fourchambault	Engines (remanufacturing)	29
Rorthais	Buses (City); R&D center	29
Tracy-Le-Mont	Hydraulic cylinders (Agriculture and Construction)	16
Venissieux	R&D center (Commercial and Specialty Vehicles)	18
Brazil
Belo Horizonte	Crawler excavators, crawler dozers, wheel loaders, graders, backhoe loaders; R&D center	70
Curitiba	Combines and tractors; R&D center	103
Piracicaba	Sugar cane harvesters, coffee harvesters, sprayers; R&D center	21
Sete Lagoas	Heavy, medium and light vehicles; R&D center	100
Sete Lagoas	Defense vehicles	19
Sete Lagoas	Engines; R&D center	14
Sorocaba	Combines and other Agriculture; R&D center	160
Germany
Ulm	Firefighting vehicles; R&D center	92
Ulm	R&D center (Commercial and Specialty Vehicles)	45
China
Chongqing	Engine; R&D centers	76
Harbin	Combines, tractors, balers; R&D center	121
Urumqi	Cotton pickers	10
Argentina
Cordoba	(Medium/Heavy) Trucks and buses; R&D center	94
Cordoba	Tractors and combines	30

Cordoba	Engines	20
Belgium
Antwerp	Components (Agriculture)	77
Zedelgem	Combines, forage harvesters and balers; R&D center	154
Spain
Madrid	Heavy vehicles; R&D center	134
Valladolid	Light vehicles, heavy cab components	81
India
Noida	Tractors; R&D center	92
Pithampur	Backhoe loaders, earth compactors, crawler excavator; R&D center	35
Pune	Sugar cane harvesters and combines; R&D center	77
Poland
Kutno	Row crop, cultivators, harvesters; R&D center	33
Plock	Combines, balers and headers; R&D center	129
United Kingdom
Basildon	Tractors; R&D center	129
Shoream-by-Sea	R&D center	152
Australia
Cowra	Tillage; R&D center	5
Dandenong	Trucks (heavy); R&D center	42
Others
St. Valentin (Austria)	Tractors; R&D center	53
Saskatoon (Canada)	Sprayers, seeders; R&D center	61
Vysoke Myto (Czech Republic)	Buses (City & Intercity); R&D center	128
Queretaro (Mexico)	Components (Agriculture and Construction)	15
Naberezhnye Chelny (Russia)	Tractors and combines	50
Rosslyn (South Africa)	Trucks and buses (Intercity); R&D center	55
Överum (Sweden)	Ploughs; R&D center	49
Arbon (Switzerland)	R&D center (Powertrain)	6
(*) Expected to be closed in 2021.
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
Our operations and the activities of our employees, contractors and agents around the world are also subject to the laws and regulations of numerous countries, including the United States. These laws and regulations include data privacy requirements, labor relations laws, tax laws, antitrust regulations, prohibitions on payments to governmental officials and others, federal and state environmental regulations, import and trade restrictions and export requirements. Any such violations could also result in prohibitions on our ability to offer our products and services in one or more countries and could have a material adverse effect on our business, results of operations and financial condition.
Our operations globally are also subject to risks of violations of laws prohibiting improper payments and bribery, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act as well as a range of national anti-corruption and antitrust or competition laws that apply to conduct in a particular jurisdiction. We have implemented a program to promote compliance with these laws and to reduce the likelihood of potential violations. Our compliance program, however, may not in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that may violate the applicable laws or regulations of the jurisdictions in which we operate. Such improper actions could subject us to civil or criminal investigations and monetary, injunctive and other penalties as well as damage claims.
For further information, see “Note 14: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2020 as well as “Item 3. Key Information—D. Risk Factors—Compliance Risks—Costs of ongoing compliance with, or failure to comply with, increasingly stringent environmental, health and safety laws could have an adverse effect on our results of operations”; “Item 3. Key Information—D. Risk Factors—Compliance Risks—We are subject to extensive anti-corruption and antitrust laws and regulations”; “Item 3. Key Information—D. Risk Factors—Compliance Risks—Changes in privacy laws could disrupt our business”; “Item 3. Key Information—D. Risk Factors—Operational Risks—We face risk associated with employment relationships” and “Item 3. Key Information—D. Risk Factors—Strategic Risks—International trade policies may impact demand for our products and our competitive position”.
Item 4A.    Unresolved Staff Comments
None.
Item 5.    Operating and Financial Review and Prospects
The discussion in “Item 5. Operating and Financial Review and Prospects” should be read in conjunction with our consolidated financial statements for the years ended December 31, 2020, 2019 and 2018.
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
The Company’s segments consist of: (i) Agriculture (ii) Construction, (iii) Commercial and Specialty Vehicles, (iv) Powertrain, and (v) Financial Services. Our Industrial Activities include the Company's entire enterprise without Financial Services (Agriculture, Construction, Commercial and Specialty Vehicles, Powertrain, and corporate functions).
We generate revenues and cash flows principally from the sale of equipment and vehicles to dealers and distributors. Financial Services provides a range of financial products focused on financing the sale and lease of equipment and vehicles to our dealers and their customers.
Revenues of Industrial Activities are presented net of discounts, allowances, settlement discounts and rebates, as well as costs for sales incentive programs, determined on the basis of historical costs, country by country, and charged against profit for the period in which the corresponding sales are recognized. Our sales incentive programs may include the granting of retail financing at discounts to market interest rates. The corresponding cost to Industrial Activities is recognized at the time of the initial sale and the revenues of Financial Services are recognized on a pro rata basis in order to match the cost of funding.
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
Regional variations in demand for Commercial and Specialty Vehicles are influenced by differences in economic conditions, levels of infrastructure development and physical geography, all of which lead to differing transport requirements. Demand for medium and heavy trucks tends to be closely aligned with the economic and capital investment cycle including the general level of interest rates and, in certain countries, governmental subsidy programs, particularly in more developed markets. In developing countries, the processes of industrialization and infrastructure development generally drive long-term growth trends. In the short term, however, demand for commercial vehicles is closely correlated to the level of economic activity which drives levels of vehicle utilization and, accordingly, the need for new vehicles. For additional discussion regarding the principal factors affecting results for Commercial and Specialty Vehicles, see “Item 4. Information on the Company—B. Business Overview—Industry Overview—Commercial and Specialty Vehicles.”
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
Demand for services and service-related products, including parts, is a function of the nature and extent of the use of the related agricultural and construction equipment or commercial and specialty vehicles. The after-sales market is historically less volatile than the wholegoods market and, therefore, helps reduce the impact on operating results of fluctuations in new sales.
Our segments (or our principal businesses) have a different geographic mix. As a result, the performance of Agriculture and Construction correlates more closely to the U.S. economic cycle, while the performance of Commercial and Specialty Vehicles is more directly tied to the European economic cycle.
Our cost base principally comprises the cost of raw materials, components and personnel costs.
Raw material costs are closely linked to commodity markets and largely outside of our control, although we are making a targeted effort to increase procurement and production efficiencies. Historically, we have been able to pass on to our customers most of the increase in the cost of raw materials through increases in product pricing. Nevertheless, even when we are able to do so, there is usually a time lag between an increase in materials cost and a realized increase in product prices and, accordingly, our results are typically adversely affected at least in the short-term until price increases are accepted in the market.
Personnel costs change over time and are impacted by the terms of collective bargaining agreements, inflation and average number of employees. A significant proportion of our employees are based in countries where labor laws impose significant protection of employers’ rights and, accordingly, we have limited ability to downsize our personnel in response to a decrease in production during periods of market downturn.
Our results are also affected by changes in foreign exchange rates from period to period, mainly due to the difference in geographic distribution between our manufacturing activities and our commercial activities, resulting in cash flows from exports denominated in currencies that differ from those associated with production costs. In addition, our consolidated financial statements are expressed in U.S. dollars and are therefore subject to movements in exchange rates upon translation of the financial statements of subsidiaries whose functional currency is not the U.S. dollar. Generally, a strengthening of the euro against the U.S. dollar has a positive translation impact on the consolidated revenues of CNH Industrial because a significant portion of these arise from European operations, particularly the operations of Commercial & Specialty Vehicles, Agriculture and Powertrain. However, the positive translation impact on revenues is significantly offset by the negative exchange transaction impact on costs since purchases and costs are predominantly denominated in euro for our worldwide operations. The reverse impact to revenues and cost occurs with a weakening of the euro against the U.S. dollar. For additional information regarding the effect on us of changes in interest rates and exchange rates, see “Item 3. Key Information—D. Risk Factors—Strategic Risks—We are subject to exchange rate fluctuations, interest rate changes and other market risks.”

Finally, our results may be materially affected, directly or indirectly, by governmental policies, including monetary and fiscal policies and policies on international trade and investment. For additional information regarding the effect on us of governmental policies, see "Item 3. Key Information—D. Risk Factors—Strategic Risks—Changes in government monetary or fiscal policies may negatively impact our results.” and "Item 3. Key Information—D. Risk Factors—Strategic Risks—International trade policies may impact demand for our products and our competitive position.”
COVID-19 Effects and Actions
During 2020, the effects of the COVID-19 pandemic and the related actions of governments and other authorities to contain COVID-19 spread impacted our business, results and outlook.
Many governments in countries where we operate designated part of our businesses as essential critical infrastructure businesses. This designation allows us to operate in support of our dealers and customers to the extent possible.
Our priorities in addressing the effects of COVID-19 continue to be the health, safety and well-being of our employees, the continuity of our business from a liquidity, cost management and market presence perspective; and supporting our dealers, customers, suppliers and communities. We have proactively implemented health and safety measures at our operations around the world. The measures taken beginning in the first quarter of 2020 to aggressively decrease operational and selling, general and administrative expenses have been effective. We also worked closely with our dealers during 2020, and, as necessary, provided short-term payment relief on obligations owed to us.
Uncertainty about the future impacts on CNH Industrial’s end-markets and operations remains considerable as the resurgence of COVID-19 is leading to new restrictions on social interactions and business operations. We are closely monitoring the impact of the COVID-19 pandemic on all aspects of our business and the Company's results of operations, financial condition and cash flows in 2021, which may also be significantly negatively impacted by, among other things, further restructuring actions and other non-cash asset impairments, price pressure on new and used vehicles, which may give rise to further reserve requirements, excess inventory, difficulty in collecting financial receivables and subsequent increased allowances for credit losses. For additional discussion regarding the principal factors affecting our results, see “Item 3. Key Information—D. Risk Factors—COVID-19 Risks.
Non-GAAP Financial Measures
CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as to make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP or EU-IFRS.
As of December 31, 2020, CNH Industrial’s non-GAAP financial measures are defined as follows:
Adjusted EBIT of Industrial Activities
Adjusted EBIT of Industrial Activities is defined as net income (loss) before income taxes, Financial Services results, Industrial Activities’ interest expenses (net), foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
Net (Cash) Debt and Net (Cash) Debt of Industrial Activities (or Net Industrial (Cash) Debt)
Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit-rating counterparties) and less derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net (Cash) Debt of Industrial Activities.

Revenues on a Constant Currency Basis
We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year average exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange (“FX”) rate fluctuations.
Free Cash Flow of Industrial Activities
Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow) refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.
A. Operating Results
The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Supplemental Information” within this section, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.
Proposed Spin-off of On-Highway Business
The Company has confirmed its intention to enhance its customer focus through the separation of its "On-Highway" (commercial and specialty vehicles and powertrain) and "Off-Highway" (agriculture and construction) businesses as soon as practicable. Execution of the transaction requires further work on structure, management, governance and other significant matters as well as appropriate corporate approvals (including approval of our stockholders at an extraordinary general meeting of shareholders) and satisfaction of other conditions. We can make no assurance that any spin-off transaction will ultimately occur, or, if one does occur, its terms or timing.
2020 Compared to 2019
Consolidated Results of Operations

	2020	2019
	(in millions)
Revenues:
Net sales	$24,285	$26,149
Finance, interest and other income	1,747	1,930
Total Revenues	26,032	28,079
Costs and Expenses:
Cost of goods sold	21,327	21,832
Selling, general and administrative expenses	2,155	2,216
Research and development expenses	932	1,030
Restructuring expenses	49	109
Interest expense	678	798
Goodwill impairment charge	585	—
Other, net	811	924
Total Costs and Expenses	26,537	26,909
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(505)	1,170
Income tax benefit (expense)	50	271
Equity in income of unconsolidated subsidiaries and affiliates	17	13
Net income (loss)	(438)	1,454
Net income attributable to noncontrolling interests	55	32
Net income (loss) attributable to CNH Industrial N.V.	$(493)	$1,422

Revenues
We recorded revenues of $26,032 million in 2020, a decrease of 7.3% (down 5.6% on a constant currency basis) compared to 2019. This decrease is primarily due to a decrease of 7.1% (down 5.5% on a constant currency basis) compared to the prior year in net sales of Industrial Activities due to adverse COVID-19 impact on end markets and actions to lower channel inventory levels primarily in the first-half of the year.
Cost of Goods Sold
Cost of goods sold were $21,327 million in 2020 compared to $21,832 million in 2019, a decrease of 2.3% year over year. As a percentage of net sales of Industrial Activities, cost of goods sold was 87.8% in 2020 compared with 83.5% in 2019. In 2020, costs of goods sold included impairment charges of $255 million and asset optimization charges of $282 million. In 2019, cost of goods sold included asset optimization charges of $165 million.
Selling, General and Administrative Expenses
SG&A expenses amounted to $2,155 million in 2020 (8.3% of revenues) compared to $2,216 million in 2019 (7.9% of revenues). SG&A expenses include provisions for bad debt that were $157 million in 2020 and $62 million in 2019.
Research and Development Expenses
In 2020, R&D expenses were $932 million compared to $1,030 million in 2019. The expense in both years was primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.

Restructuring Expenses
The Company incurred restructuring costs of $49 million and $109 million for the years ended December 31, 2020 and 2019, respectively.
Interest Expense
Interest expense was $678 million in 2020 compared to $798 million in 2019. The interest expense attributable to Industrial Activities, net of interest income and eliminations, was $244 million in 2020 compared to $282 million in 2019, a decrease of $38 million over 2019. In 2019, interest expense included a charge of $27 million related to the repurchase of €380 million (equivalent to $420 million) in aggregate of certain outstanding CNH Industrial Finance Europe S.A. notes.
Goodwill Impairment Charge
The Company incurred a goodwill impairment charge of $585 million during the year ended December 31, 2020, representing the total impairment of Construction goodwill.
Other, net
Other, net expenses were $811 million in 2020 and included a pre-tax gain of $119 million ($90 million net of tax impact) as a result of the Benefit Modification Amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, a $125 million pre-tax non-cash settlement charge ($95 million net of tax impact) resulting from the purchase of annuity contracts to settle a portion of the outstanding U.S. pension obligations, a pre-tax gain of $134 million ($132 million net of tax impact) from the remeasurement at fair value of the investment in Nikola Corporation and foreign exchange losses of $45 million. In 2019, Other, net expenses were $924 million and included a pre-tax gain of $119 million due to the above-mentioned Benefit Modification Amortization, $116 million pre-tax non-cash settlement charge resulting from the purchase of an annuity contract to settle a portion of the outstanding U.S. pension obligations, and foreign exchange losses of $56 million.

Income Taxes

	2020	2019
	(in millions, except percentages)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$(505)	$1,170
Income taxes expense (benefit)	$(50)	$(271)
Effective tax rate	9.9%	(23.2)%
In 2020, income taxes were a benefit of $50 million, compared to a benefit of $271 million in 2019. The effective tax rates for 2020 and 2019 were 9.9% and negative 23.2%, respectively. The Company’s 2020 tax rate was positively impacted by the tax effect associated with the Nikola fair value remeasurement and the recognition of certain deferred tax assets, with those items being more than offset by the negative impacts of the $585 million non-deductible goodwill impairment charge and losses in jurisdictions where deferred tax assets were not recognized. Excluding the pre-tax and corresponding tax impacts related to the Nikola fair value remeasurement, the non-deductible goodwill impairment charge, restructuring charges, the gain from the 2018 U.S. healthcare plan modification, the charge related to the purchase of annuity contracts to settle a portion of the U.S. pension obligations, other asset optimization and impairment charges, and the tax impacts related to recognizing certain deferred tax assets as well as a tax rate reduction, the effective tax rate for 2020 would have been 27%.
In 2019, income taxes were a benefit of $271 million. The negative effective tax rate of (23.2%) was primarily caused by the $539 million non-cash tax benefit included in the Company’s results for the three and nine-month periods ending September 30, 2019, associated with releasing valuation allowances on certain deferred tax assets. In addition, the Company’s 2019 tax rate was positively impacted by a favorable geographic mix of pre-tax earnings, increased tax credits and incentives in multiple jurisdictions and the reduced impact of tax contingencies associated with uncertain tax positions. Excluding the pre-tax and corresponding tax impacts related to restructuring, the gain from the 2018 U.S. healthcare plan modification, the charge related to the purchase of annuity contracts to settle a portion of the U.S. pension obligations, other asset optimization and impairment charges, the charges for the repurchase of notes and the $539 million non-cash tax benefit as well as the benefit of a tax rate change, the effective tax rate for 2019 would have been 22%.
Equity in Income of Unconsolidated Subsidiaries and Affiliates
Equity in income of unconsolidated subsidiaries and affiliates was $17 million in 2020, compared to $13 million in 2019.
Industrial Activities and Business Segments
The following tables show total Revenues and Adjusted EBIT of Industrial Activities by segment. We have also included a discussion of our results by Industrial Activities and each of our segments.

	2020	2019	% Change	% Change excl. FX
	(in millions, except percentages)
Revenues:
Agriculture	$10,923	$10,959	(0.3)%	2.6%
Construction	2,170	2,768	(21.6)%	(18.8)%
Commercial and Specialty Vehicles	9,421	10,439	(9.8)%	(9.4)%
Powertrain	3,629	4,117	(11.9)%	(12.6)%
Eliminations and other	(1,858)	(2,134)
Total Net sales of Industrial Activities	$24,285	$26,149	(7.1)%	(5.5)%
Financial Services	1,823	2,011	(9.3)%	(6.5)%
Eliminations and other	(76)	(81)
Total Revenues	$26,032	$28,079	(7.3)%	(5.6)%

	2020	2019	$ Change	2020 Adj EBIT Margin	2019 Adj EBIT Margin
	(in millions, except percentages)
Adjusted EBIT of Industrial Activities by Segment:
Agriculture	$880	$897	$(17)	8.1%	8.2%
Construction	(184)	51	(235)	(8.5)%	1.8%
Commercial and Specialty Vehicles	(109)	224	(333)	(1.2)%	2.1%
Powertrain	233	363	(130)	6.4%	8.8%
Eliminations and other	(268)	(145)	(123)
Adjusted EBIT of Industrial Activities	$552	$1,390	$(838)	2.3%	5.3%

Net sales of Industrial Activities were $24,285 million in 2020, down 7.1% compared to the prior year (down 5.5% on a constant currency basis) due to adverse COVID-19 impact on end markets and actions to lower channel inventory levels in the first-half of the year.
Adjusted EBIT of Industrial Activities was $552 million in 2020 ($1,390 million in 2019), with an Adjusted EBIT margin of 2.3%. The decrease was due to the significant impact from industry demand disruption and negative absorption caused by plant shutdowns in the first-half of the year, partially offset by cost containment actions and recovering performances across all segments in the fourth quarter.
Business Segment Performance
Agriculture
Net Sales
The following table shows Agriculture net sales by geographic region in 2020 compared to 2019:
Agriculture Sales – by geographic region:

($ million)	2020	2019	% Change
North America	$3,794	$3,943	(3.8)%
Europe	3,854	3,876	(0.6)%
South America	1,486	1,611	(7.8)%
Rest of World	1,789	1,529	17.0%
Total	$10,923	$10,959	(0.3)%
Net sales for Agriculture were $10,923 million in 2020, flat (up 2.6% on a constant currency basis) compared to 2019. The impact of foreign currency translation was offset by positive price realization performance across all regions.
For 2020, worldwide industry unit sales for tractors increased 12% compared to 2019, while worldwide industry sales for combines were up 8% compared to 2019. In North America, industry volumes in the over 140 hp tractor market sector were flat and combines were up 1%. Industry volumes for under 140 hp tractors were up 17%. European markets were down 4% and 7% for tractors and combines, respectively. In South America, tractor industry volumes increased 4% and combine industry volumes decreased 1%. Rest of World markets increased 14% for tractors and 17% for combines.
Adjusted EBIT
Adjusted EBIT was $880 million in 2020, compared to $897 million in 2019. Positive price realization, disciplined cost management and continued prioritization in research and development spending were more than offset by unfavorable market and product mix and negative fixed cost absorption due to manufacturing facility shutdowns. Adjusted EBIT margin decreased 10 bps to 8.1%.

Construction
Net Sales
The following table shows Construction net sales by geographic region in 2020 compared to 2019:
Construction Sales – by geographic region:

($ million)	2020	2019	% Change
North America	$961	$1,397	(31.2)%
Europe	417	493	(15.4)%
South America	321	344	(6.7)%
Rest of World	471	534	(11.8)%
Total	$2,170	$2,768	(21.6)%
Net sales for Construction were $2,170 million in 2020, a 21.6% decrease (down 18.8% on a constant currency basis) compared to 2019, as a result of deteriorating market conditions primarily in North America, Europe, and Rest of World due to the COVID-19 pandemic, combined with actions to reduce channel inventory levels and negative price realization primarily in North America.
In 2020, Construction’s worldwide compact equipment industry sales were up 4% compared to 2019, and worldwide general equipment industry sales were up 10% compared to 2019, while worldwide road building and site equipment industry sales were down 8%.
Adjusted EBIT
Adjusted EBIT loss was $184 million in 2020 (down $235 million compared to 2019). The decrease was driven by lower volumes, negative fixed cost absorption due to plant shutdowns in the first half of the year, destocking actions, and unfavorable price realization impacted by retail program enhancements in response to COVID-19 market conditions, partially offset by cost-cutting actions.
Commercial and Specialty Vehicles
Net Sales
The following table shows Commercial and Specialty Vehicles net sales by geographic region in 2020 compared to 2019:
Commercial and Specialty Vehicles Sales – by geographic region:

($ million)	2020	2019	% Change
North America	$80	$67	n.m.
Europe	7,628	8,473	(10.0)%
South America	572	599	(4.5)%
Rest of World	1,141	1,300	(12.2)%
Total	$9,421	$10,439	(9.8)%

Commercial and Specialty Vehicles' net sales were $9,421 million in 2020, a decrease of 9.8% from 2019 (down 9.4% on a constant currency basis), driven primarily by decreased volumes in Europe and Rest of World as a result of deteriorating market conditions due to the COVID-19 pandemic.
In 2020, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, declined by 14% compared to 2019. The LCV market decreased 7%, while the M&H truck market decreased by 27%. In South America, new truck registrations (GVW ≥3.5 tons) decreased 11% compared to 2019, with a decrease of 11% and 9% in Brazil and in Argentina, respectively. In Rest of World, new truck registrations decreased 14% compared with 2019.
CNH Industrial’s estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 10.7%, down 0.2 percentage points ("p.p.") compared with 2019. The European market share decreased 1.7 p.p to 11.5% in LCV and increased 2.2 p.p to 8.8% in M&H segment. In South America, in 2020, CNH Industrial’s market share increased 2.0 p.p. to 9.7%.

During 2020, Commercial and Specialty Vehicles delivered approximately 118,200 vehicles (including buses and specialty vehicles), representing a 14% decrease from 2019. Volumes were 20% lower in LCV and 3% lower in M&H truck segments. Commercial and Specialty Vehicles’ deliveries decreased 19% and 1% in Europe and Rest of World, respectively, and increased 15% in South America.
In 2020, Commercial and Specialty Vehicles' ratio of truck orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 1.19, an increase of 20% compared to 2019. In 2020, truck order intake in Europe decreased 4% compared to previous year.
The following tables show our unit deliveries by geographic region and by product in 2020 compared to 2019:
Commercial and Specialty Vehicles Deliveries – by geographic region:

(units in thousands)	2020	2019	% Change
France	20.2	24.3	(16.9)%
Germany & Switzerland	16.1	18.8	(14.4)%
U.K.	5.3	6.3	(15.9)%
Italy	18.1	23.1	(21.6)%
Iberia (Spain & Portugal)	7.5	10.8	(30.6)%
Rest of Europe	23.0	28.4	(19.0)%
Europe	90.2	111.7	(19.2)%
South America	13.0	11.2	16.1%
Rest of World	15.0	15.1	(0.7)%
Total Sales	118.2	138.0	(14.3)%
Naveco*	28.0	25.5	9.8%
Total	146.2	163.5	(10.6)%
     (*)      Joint venture accounted for under the equity method
Commercial and Specialty Vehicles Deliveries– by product:

(units in thousands)	2020	2019	% Change
Medium & Heavy	33.5	34.6	(3.2)%
Light	72.3	90.6	(20.2)%
Buses	9.5	9.7	(2.1)%
Specialty vehicles**	2.9	3.1	(6.5)%
Total	118.2	138.0	(14.3)%
     (**) Defense and firefighting vehicles
Adjusted EBIT
Adjusted EBIT loss was $109 million in 2020 ($224 million profit in 2019) and was negatively impacted by the critical market conditions caused by the COVID-19 pandemic, generating lower volumes and higher product costs due to plant shutdowns, partially offset by positive price realization, lower selling, general and administrative expenses, and prioritization actions in research and development spending. Adjusted EBIT margin was (1.2)% (2.1% in 2019).
Powertrain
Net Sales
Powertrain net sales were $3,629 million in 2020, a decrease of 11.9% (down 12.6% on a constant currency basis) compared to 2019, due to unfavorable volume and mix as a consequence of deteriorating market conditions due to the COVID-19 pandemic. Sales to external customers accounted for 52% of total net sales (51% in 2019).
During 2020, Powertrain sold approximately 482,700 engines, a decrease of 19% compared to 2019. In terms of customers, 25% of engines were supplied to Commercial and Specialty Vehicles, 12% to Agriculture, 4% to Construction and the remaining 59% to external customers (units sold to third parties were down 14% compared to 2019). Additionally, Powertrain delivered approximately 49,800 transmissions and 140,000 axles, a decrease of 22% and 17%, respectively, compared to 2019.
Adjusted EBIT
Adjusted EBIT was $233 million in 2020, down $130 million compared to 2019 mainly due to unfavorable volume and mix, partially offset by purchasing and quality efficiencies, cost containment actions and lower spending for regulatory programs.
Financial Services Performance
Finance, Interest and Other Income
Financial Services reported revenues of $1,823 million in 2020, down 9.3% compared to 2019 (down 6.5% on a constant currency basis) primarily due to lower average portfolios in North America and Europe, lower operating lease maturities and the negative impact of currency, partially offset by higher average portfolios in South America.
Net Income
For the year ended December 31, 2020, net income was $249 million, a $112 million decrease compared to 2019, primarily attributable to higher risk costs due to the expectation of deteriorating credit conditions as a result of the COVID-19 pandemic and lower average portfolios in North America and Europe, partially offset by lower losses on used equipment sales and a higher average portfolio in South America.
In 2020, retail loan originations (including unconsolidated joint ventures) were $10.0 billion, up $0.3 billion compared to 2019. The managed portfolio (including unconsolidated joint ventures) was $26.6 billion as of December 31, 2020 (of which retail was 64% and wholesale 36%), flat compared to December 31, 2019. Excluding the impact of currency translation, the managed portfolio decreased by $0.4 billion compared to 2019.
At December 31, 2020, the receivable balance greater than 30 days past-due as a percentage of receivables was 2.1% (2.5% as of December 31, 2019).

Reconciliation of Adjusted EBIT to Net Income (Loss)

The following table includes the reconciliation of Adjusted EBIT for Industrial Activities to net income, the most comparable U.S. GAAP financial measure.

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Agriculture	$880	$897	$1,036
Construction	(184)	51	91
Commercial and Specialty Vehicles	(109)	224	299
Powertrain	233	363	406
Unallocated items, eliminations and other	(268)	(145)	(247)
Total Adjusted EBIT of Industrial Activities	$552	$1,390	$1,585
Financial Services Net Income	249	361	385
Financial Services Income Taxes	83	120	131
Interest expense of Industrial Activities, net of interest income and eliminations	(244)	(282)	(368)
Foreign exchange gains (losses), net of Industrial Activities	(45)	(56)	(171)
Finance and non-service component of Pension and other post-employment benefit cost of Industrial Activities(1)	(14)	(58)	15
Restructuring expense of Industrial Activities	(49)	(105)	(61)
Goodwill impairment charge	(585)	—	—
Other discrete items of Industrial Activities(2)	(569)	(187)	—
Nikola investment fair value adjustment	134	—	—
Income (loss) before taxes	$(488)	$1,183	$1,516
Income tax benefit (expense)	50	271	(417)
Net income (loss)	$(438)	$1,454	$1,099
(1) In the year ended December 31, 2020, 2019, and 2018 this item includes the pre-tax gain of $119 million, $119 million and $80 million, respectively, as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. In the years ended December 31, 2020 and 2019, this item also includes a pre-tax non-cash settlement charge of $124 million and $112 million, respectively, resulting from the purchase of annuity contracts to settle a portion of the outstanding U.S. pension obligations.
(2) In the year ended December 31, 2020, this item mainly includes impairment of intangible and other long-lived assets, asset optimization charges, and the negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions. In the year ended December 31, 2019, this item mainly included other asset optimization charges for $165 million.

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
Financial Services—The financial information captioned “Financial Services” reflects the consolidation or combination of Financial Services business.

	Statement of Operations
	Year Ended December 31, 2020				Year Ended December 31, 2019
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated	Industrial Activities(1)	Financial Services	Eliminations	Consolidated
	(in millions)
Revenues
Net sales	$24,285	$—	$—	$24,285	$26,149	$—	$—	$26,149
Finance, interest and other income(2)	61	1,823	(137)	1,747	98	2,011	(179)	1,930
Total Revenues	$24,346	$1,823	$(137)	$26,032	$26,247	$2,011	$(179)	$28,079
Costs and Expenses
Cost of goods sold	$21,327	$—	$—	$21,327	$21,832	$—	$—	$21,832
Selling, general & administrative expenses	1,849	306	—	2,155	1,998	218	—	2,216
Research and development expenses	932	—	—	932	1,030	—	—	1,030
Restructuring expenses	49	—	—	49	105	4	—	109
Interest expense(3)	305	510	(137)	678	380	597	(179)	798
Goodwill impairment charge	585	—	—	585	—	—	—	—
Other, net	108	703	—	811	187	737	—	924
Total Costs and Expenses	$25,155	$1,519	$(137)	$26,537	$25,532	$1,556	$(179)	$26,909
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(809)	304	—	(505)	715	455	—	1,170
Income tax benefit (expense)	133	(83)	—	50	391	(120)	—	271
Equity income (loss) of unconsolidated subsidiaries and affiliates	(11)	28	—	17	(13)	26	—	13
Net income (loss)	$(687)	$249	$—	$(438)	$1,093	$361	$—	$1,454
(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company's Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) Eliminations of Financial Services' interest income earned from Industrial Activities.
(3) Eliminations of Industrial Services' interest expense to Financial Services.

	Balance Sheets
	Year Ended December 31, 2020				Year Ended December 31, 2019
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated	Industrial Activities(1)	Financial Services	Eliminations	Consolidated
	(in millions)
ASSETS
Cash and cash equivalents	$8,017	$768	—	$8,785	$4,407	$468	—	$4,875
Restricted cash	99	745	—	844	120	778	—	898
Trade receivables, net(2)	508	23	(25)	506	416	28	(28)	416
Financing receivables, net(3)	902	19,428	(1,873)	18,457	1,223	20,657	(2,452)	19,428
Inventories, net	5,981	41	—	6,022	6,907	175	—	7,082
Property, plant and equipment, net	4,922	1	—	4,923	5,268	1	—	5,269
Investments in unconsolidated subsidiaries and affiliates	256	273	—	529	394	237	—	631
Equity investments	392	—	—	392	—	—	—	—
Equipment under operating leases	65	1,913	—	1,978	51	1,806	—	1,857
Goodwill	1,767	157	—	1,924	2,383	155	—	2,538
Other intangible assets, net	755	17	—	772	790	16	—	806
Deferred tax assets(4)	1,422	189	(160)	1,451	1,090	178	(134)	1,134
Derivative assets(5)	103	76	(19)	160	34	47	(8)	73
Other assets(2)	1,919	172	(115)	1,976	2,150	319	(124)	2,345
TOTAL ASSETS	$27,108	$23,803	$(2,192)	$48,719	$25,233	$24,865	$(2,746)	$47,352
LIABILITIES AND EQUITY
Debt(3)	8,288	19,638	(1,873)	26,053	6,558	20,748	(2,452)	24,854
Trade payables(2)	6,167	220	(30)	6,357	5,490	191	(49)	5,632
Deferred tax liabilities(4)	14	258	(160)	112	19	286	(133)	172
Pension, postretirement and other postemployment benefits	1,597	20	—	1,617	1,558	20	—	1,578
Derivative liability(5)	102	56	(19)	139	97	32	(8)	121
Other liabilities(2)	8,842	680	(110)	9,412	8,172	771	(104)	8,839
TOTAL LIABILITIES	$25,010	$20,872	$(2,192)	$43,690	$21,894	$22,048	$(2,746)	$41,196
Redeemable noncontrolling interest	40	—	—	40	35	—	—	35
Equity	2,058	2,931	—	4,989	3,304	2,817	—	6,121
TOTAL LIABILITIES AND EQUITY	$27,108	$23,803	$(2,192)	$48,719	$25,233	$24,865	$(2,746)	$47,352
(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company's Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) Eliminations of primarily receivables/payables between Industrial Activities and Financial Services.
(3) Eliminations of financing receivables/payables between Industrial Activities and Financial Services.
(4) Reclassification of deferred tax asset/liabilities in the same jurisdiction and reclassification needed for appropriate consolidated presentation.
(5) Elimination of derivative asset/liabilities between Industrial Activities and Financial Services.

	Cash Flow Statements
	Year Ended December 31, 2020				Year Ended December 31, 2019
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated	Industrial Activities(1)	Financial Services	Eliminations	Consolidated
	(in millions)
Operating activities:
Net income (loss)	$(687)	$249	$—	$(438)	$1,093	$361	$—	$1,454
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	627	3	—	630	657	3	—	660
Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	284	258	—	542	310	245	—	555
(Gain) loss from disposal of assets	7	—	—	7	(20)	—	—	(20)
Loss on repurchase of Notes	—	—	—	—	27	—	—	27
Undistributed income (loss) of unconsolidated subsidiaries(2)	195	(28)	(152)	15	412	(26)	(384)	2
Goodwill impairment charge	585	—	—	585	—	—	—	—
Other non-cash items	418	152	—	570	151	58	—	209
Changes in operating assets and liabilities:
Provisions	(92)	51	—	(41)	(85)	(8)	—	(93)
Deferred income taxes	(229)	(35)	—	(264)	(507)	35	—	(472)
Trade and financing receivables related to sales, net(3)	(102)	1,240	5	1,143	(41)	(414)	(5)	(460)
Inventories, net	1,440	461	—	1,901	(65)	505	—	440
Trade payables(3)	353	30	(5)	378	(200)	18	3	(179)
Other assets and liabilities(3)	516	(15)	—	501	(391)	92	2	(297)
Net cash provided by operating activities	$3,315	$2,366	$(152)	$5,529	$1,341	$869	$(384)	$1,826
Investing activities:
Additions to retail receivables	—	(4,471)	—	(4,471)	—	(4,145)	—	(4,145)
Collections of retail receivables	—	3,995	—	3,995	—	4,219	—	4,219
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	3	—	—	3	61	—	—	61
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and sold under buy-back commitments	(481)	(3)	—	(484)	(633)	(4)	—	(637)
Expenditures for assets under operating lease and assets sold under buy-back commitments	(687)	(679)	—	(1,366)	(568)	(757)	—	(1,325)
Other(4)	(532)	90	15	(427)	123	(303)	20	(160)
Net cash used in investing activities	$(1,697)	$(1,068)	$15	$(2,750)	$(1,017)	$(990)	$20	$(1,987)
Financing activities:
Proceeds from long-term debt	1,531	10,476	—	12,007	1,315	11,882	—	13,197
Payments of long-term debt	(140)	(10,372)	—	(10,512)	(1,204)	(11,721)	—	(12,925)
Net increase (decrease) in other financial liabilities	180	(1,008)	—	(828)	(44)	318	—	274
Dividends paid(2)	(8)	(152)	152	(8)	(283)	(384)	384	(283)
Other(4)	—	15	(15)	—	(57)	20	(20)	(57)
Net cash provided by (used in) financing activities	$1,563	$(1,041)	$137	$659	$(273)	$115	$364	$206
Effect of foreign exchange rate changes on cash and cash equivalents	408	10	—	418	(77)	2	—	(75)
Increase (decrease) in cash and cash equivalents and restricted cash	$3,589	$267	$—	$3,856	$(26)	$(4)	$—	$(30)
Cash and cash equivalents and restricted cash, beginning of year	4,527	1,246	—	5,773	4,553	1,250	—	5,803
Cash and cash equivalents and restricted cash, end of year	$8,116	$1,513	$—	$9,629	$4,527	$1,246	$—	$5,773
(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company's Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) This item includes the elimination of dividends from Financial Services to Industrial Activities, which are included in Industrial Activities net cash provided by operating activities, net of the elimination of paid in capital from Industrial Activities to Financial Services.
(3) This item includes the elimination of certain minor activities between Industrial Activities and Financial Services.
(4) This item includes the elimination of paid in capital from Industrial Services to Financial Services.

2019 Compared to 2018
The comparison of the 2019 results with the 2018 results can be found under the heading “2019 Compared to 2018” in “Item 5. Operating and Financial Review and Prospects” section of CNH Industrial's Annual Report on Form 20-F for the fiscal year ended December 31, 2019.
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
Allowance for Doubtful Accounts
The allowance for credit losses is the Company’s estimate of the lifetime expected credit losses inherent in the trade receivables and financing receivables portfolios owned by the Company. Retail financing receivables that share the same risk characteristics (such as collateralization levels, geography, product type and other relevant factors) are reviewed on a collective basis using measurement models and management judgment. The allowance for retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors, such as gross domestic product (GDP) and Net Farm Income. The forward-looking macroeconomic factors are updated quarterly. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.
Wholesale financing receivables and trade receivables that share the same risk characteristics (such as collateralization levels, term, geography and other relevant factors) are reviewed on a collective basis using measurement models and management judgment. The allowances for trade and wholesale credit losses are based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors, such as industry sales volumes. The forward-looking macroeconomic factors are updated quarterly. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowances for credit losses. These qualitative factors are subjective and require a degree of management judgment.
Wholesale and retail financing receivables and trade receivables that do not have similar risk characteristics are individually reviewed based on, among other items, amounts outstanding, days past due and prior collection history. Expected credit losses are measured by considering: the probability-weighted estimates of cash flows and collateral value; the time value of money; current conditions and forecasts of future economic conditions. Expected credit losses are measured as the probability-weighted present value of all cash shortfalls (including the value of the collateral, if appropriate) over the expected life of each financial asset.
The total allowance for credit losses at December 31, 2020 and 2019 was $555 million and $458 million, respectively. Management’s ongoing evaluation of the adequacy of the allowance for credit losses takes into consideration historical loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of underlying collateral and current and future economic conditions.
While management believes it has exercised prudent judgment and applied reasonable assumptions, there can be no assurance that, in the future, changes in economic conditions or other factors will not cause changes in the financial condition of our customers. If the financial condition of some of our customers deteriorates, the timing and level of payments received could be impacted and, therefore, could result in an increase in losses on the current portfolio.
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
During the second quarter of 2020, the Company considered whether a quantitative interim assessment of goodwill for impairment was required as a result of the significant economic disruption caused by the COVID-19 pandemic. Based on the internal and external sources of information considered through June 30, 2020, including the current and expected future economic and market conditions surrounding the COVID-19 pandemic and its impact on each of the reporting units, industry and market considerations, overall financial performance (both current and projected), as well as the amount by which the fair value of the Company’s reporting units exceeded their respective carrying values at the date of the last quantitative assessment, the Company, as part of the qualitative assessment performed, determined these conditions indicated that it was more likely than not that the carrying value of the Construction reporting unit exceeded its fair value as of June 30, 2020. At June 30, 2020, CNH Industrial completed a quantitative impairment assessment for the Construction reporting unit which resulted in a fair value below carrying value. Based on the assessment, the Company recognized a goodwill impairment charge of $585 million for the Construction reporting unit.
At December 31, 2020, the vast majority of goodwill, representing approximately 96% of the total, related to Agriculture (88%) and Financial Services (8%) and as such, the impairment testing of these reporting units is discussed in detail below.
The carrying values for each reporting unit include material allocations of our assets and liabilities and costs and expenses that are common to all of the reporting units. We believe that the basis for such allocations has been consistently applied and is reasonable.
We determine the fair value of our reporting units using multiple valuation methodologies, relying largely on an income approach but also incorporating value indicators from a market approach. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. The income approach is dependent on several critical management assumptions, including estimates of future sales in the discrete future period and the weighted average cost of capital (discount rate), and also less significant assumptions such as gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, and changes in working capital requirements. Discount rate assumptions include an assessment of the risk inherent in the future cash flows of the respective reporting units. Expected cash flows used under the income approach are developed in conjunction with our budgeting and forecasting process. Under the market approach, we estimate the fair value of the Agriculture reporting unit using earnings before interest, tax, depreciation and amortization multiples and estimate the fair value of the Financial Services reporting unit using book value multiples. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics as the respective reporting units. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same, or a similar, line of business or be subject to similar financial and business risks, including the opportunity for growth.

The estimated fair values of the Agriculture and Financial Services reporting units exceeded the carrying value by approximately 270% and 51% respectively. Thus, we did not recognize an impairment for these reporting units.
The sum of the fair values of our reporting units was in excess of our market capitalization at December 31, 2020. We believe that the difference between the fair value and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken into consideration.
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
Realization of the residual values is dependent on our future ability to market the assets under then-prevailing market conditions. We continually evaluate whether events and circumstances have occurred which impact the estimated residual values of the assets on operating leases. The used vehicle market was carefully monitored throughout 2020 to ensure that write-downs were properly determined; however, additional write-downs may be required if market conditions should deteriorate further.
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
Pension and Other Postemployment Benefits
As more fully described in “Note 12: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2020, we sponsor pension, healthcare and other postemployment plans in various countries. We actuarially determine the costs and obligations relating to such plans using several statistical and judgmental factors. These assumptions include discount rates, rates for expected returns on plan assets, rates for compensation increases, mortality rates, retirement rates, and healthcare cost trend rates, as determined by us within certain guidelines. To the extent actual experiences differ from our assumptions or our assumptions change, we may experience gains and losses that we have not yet recognized in our consolidated statements of operations but would be recognized in equity. For our pension and postemployment benefit plans, we recognize net gain or loss as a component of defined benefit plan cost for the year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of (1) the projected benefit obligation or (2) the fair or market value of the plan assets at year end. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of active employees, and by the average life expectancy for inactive employees expected to receive benefits under the plan.
CNH Industrial reviews annually the mortality assumptions and demographic characteristics of its U.S. pension and healthcare plans participants. Subsequent to the Benefits Modification to the US Healthcare plan on April 16, 2018, the Company decided to change the base mortality table for the US Healthcare plan from the variants of blue-collar tables of RPH-2014 (with MP-2014 removed) to a no-collar variant which led to an increase of $4.3 million to the Company's benefit obligations at December 31, 2018. In addition, in 2018, CNH Industrial adopted the MP-2018 mortality improvement scale, which better reflected the actual recent experience over the previous mortality improvement scales. The adoption of the new mortality assumptions resulted in a total decrease of $3.6 million to the Company’s benefit obligations at December 31, 2018, of which, $3 million and $0.6 million were related to pension plans and healthcare plans, respectively.
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
In 2020, the Company adopted the no-collar variant of the Pri-2012 base table for the US pension plans subsequent to the settlement of a portion of the outstanding pension obligation through purchase of annuity contracts. Additionally, the Company adopted the updated mortality improvement scale issued by the SOA ("MP-2020"). Management believes the new mortality assumptions most appropriately represent its plans’ experience and characteristics. The adoption of the new mortality assumptions resulted in a total decrease of $7.8 million to the Company’s benefit obligations at December 31, 2020, of which $8.6 million, and $(0.8) million were related to pension plans and healthcare plans, respectively.

The following table shows the effects of a one percentage-point change in our primary actuarial assumptions on pension, healthcare and other postemployment benefit obligations and expense:

	2021 Benefit Cost		Year End Benefit Obligation
	One Percentage-Point Increase	One Percentage-Point Decrease	One Percentage-Point Increase	One Percentage-Point Decrease
	(in millions)
Pension benefits
Assumed discount rate	$(3)	$6	$(353)	$450
Expected long-term rate of return on plan assets	$(18)	$18	$—	$—
Healthcare benefits:
Assumed discount rate	$—	$—	$(33)	$38
Assumed health care cost trend rate (initial and ultimate)	$—	$1	$22	$(19)
Other benefits:
Assumed discount rate	$1	$(1)	$(41)	$48
Realization of Deferred Tax Assets
At December 31, 2020, we had net deferred tax assets on temporary differences, including tax attributes, of $2.3 billion, of which $0.9 billion are not recognized in the financial statements. The corresponding totals at December 31, 2019 were $2.0 billion and $1.0 billion, respectively.
We have recognized deferred tax assets we believe are more likely than not to be recovered. The determination to record a valuation allowance requires significant judgement and is based on an assessment of positive and negative evidence, whereby objectively verifiable evidence takes precedence over other forms of evidence. In our assessments, we consider actual and forecasted results, the potential to carryback net operating losses and credits, the future reversal of certain taxable temporary differences, and tax planning strategies. We also consider risk factors, including, but not limited to, the economic conditions in the countries and, in some cases, regions in which we have significant operations as those conditions would generally impact our ability to generate taxable income in specific jurisdictions.
The above-mentioned $0.9 billion valuation allowance recorded in the consolidated financial statements at December 31, 2020 includes a full valuation allowance with respect to the deferred tax assets of our Brazilian industrial operations. These deferred tax assets, prior to the impact of the valuation allowance, were $202 million, $126 million of which related to tax losses. During 2019, for the first time in several years, these operations emerged from cumulative pre-tax losses and they maintained profitability, though at reduced levels, during 2020. However, these operations do not yet have a history of sustained profitability, particularly in the low-end of business cycles. In addition, the overall possible economic effects of the ongoing COVID-19 pandemic have caused additional uncertainty regarding whether these deferred tax assets are more likely than not to be realized. Further, Brazil tax law places significant restrictions, as compared to many other jurisdictions, on how much taxable income can be offset by prior year tax losses during any tax period. Accordingly, the Company concluded it was appropriate to maintain the full valuation allowance placed against these deferred tax assets at December 31, 2020.
In addition, the pre-tax results in several of our primary European jurisdictions, including Italy, were significantly and negatively impacted during 2020 by the economic effects of COVID-19. Based on weighting the relevant evidence, the Company concluded it was appropriate to continue recognizing its deferred tax assets related to these jurisdictions. It is reasonably possible the Company's assessment of which deferred tax assets should be recognized could change during 2021. Such changes could materially impact the Company's financial results.

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
B. Liquidity and Capital Resources
The following discussion of liquidity and capital resources principally focuses on our consolidated statements of cash flows and our consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. CNH Industrial, focusing on cash preservation and leveraging its good access to funding, continues to maintain solid financial strength and liquidity. See “Item 3. Key Information—D. Risk Factors” for additional information concerning risks related to our business, strategy and operations.
Cash Flow Analysis
For the year ended December 31, 2020, consolidated cash, cash equivalents and restricted cash increased by $3,856 million. The change in cash and cash equivalents compared to December 31, 2019 is primarily a result of free cash flow from Industrial Activities of $1.9 billion during 2020, lower credit portfolio and continued cash preservation measures.
At December 31, 2020, Cash and cash equivalents and Restricted cash were $8,785 million ($4,875 million at December 31, 2019) and $844 million ($898 million at December 31, 2019), respectively. Undrawn committed facilities were $6,148 million ($5,474 million at December 31, 2019) and other current financial assets were $94 million ($58 million at December 31, 2019). At December 31, 2020, the aggregate of Cash and cash equivalents, Restricted cash, undrawn committed facilities and other current financial assets, which we consider to constitute our principal liquid assets (or "available liquidity"), totaled $15,871 million ($11,305 million at December 31, 2019).
The following table summarizes the changes to cash flows from operating, investing, and financing activities for each of the years ended December 31, 2020, 2019, and 2018.

	2020	2019	2018
	(in millions)
Cash provided by (used in):
Operating activities	$5,529	$1,826	$2,554
Investing activities	(2,750)	(1,987)	(1,920)
Financing activities	659	206	(723)
Translation exchange differences	418	(75)	(308)
Net increase (decrease) in cash and cash equivalents	$3,856	$(30)	$(397)
Net Cash from Operating Activities
Cash provided by operating activities in 2020 totaled $5,529 million and comprised the following elements:
•$438 million loss;
•plus $585 million in goodwill impairment loss;
•plus $1,172 million in non-cash charges for depreciation and amortization ($630 million excluding assets sold with buy back commitments and equipment on operating leases);
•plus $7 million in losses on the disposal of assets;
•less change in deferred income taxes of $264 million and change in provisions of $41 million;
•plus $570 million in Other non-cash items primarily due to asset impairments and optimization charges offset by $134 million for the remeasurement at fair value of the investment in Nikola Corporation;
•plus $3,923 million in change in working capital.

In 2019, cash provided by operating activities during the year was $1,826 million as a result of cash generated from income-related inflows (calculated as net income plus amortization and depreciation, dividends, equity income, changes in other liabilities and deferred taxes, net of gains/losses on disposals and other non-cash items) for a total amount of $2,887 million, offset by a change in deferred taxes of ($472) million, a change in provisions of $93 million, and a $496 million decrease in cash resulting from an increase in working capital and other operating assets and liabilities.
In 2018, $2,615 million of the $2,554 million in cash provided by operating activities during the year was from income-related cash inflows (calculated as net income plus amortization and depreciation, dividends, equity income, changes in other liabilities and deferred taxes, net of gains/losses on disposals and other non-cash items), offset by a $61 million increase in cash resulting from a decrease in working capital and other operating assets and liabilities.
Net Cash from Investing Activities
In 2020, cash used in investing activities was $2,750 million. Expenditures included assets under operating leases and assets sold under buyback commitment ($1,366 million), expenditures for Property, Plant, and Equipment and intangible assets ($484 million) and net additions to retail receivables ($476 million). The increase in cash used in investing activities was primarily due to additions, net of collections, to retail receivables of $550 million.
In 2019, cash used in investing activities totaled $1,987 million. Expenditures on tangible and intangible assets totaled $1,962 million. Excluding investments for our long-term rental operations and relating to vehicles sold under buy-back commitments, investments amounted to $637 million in 2019. Net collections of receivables from retail financing activities amounted to $74 million, and the proceeds from the sale of assets amounted to $61 million.
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
The following table summarizes our investments in tangible assets by segment and investments in intangible assets for each of the years ended December 31, 2020, 2019, and, 2018:

	2020	2019	2018
	(in millions)
Agriculture	$112	$164	$148
Construction	25	32	24
Commercial and Specialty Vehicles	135	226	170
Powertrain	83	90	85
Total Industrial Activities in tangible assets	$355	$512	$427
Industrial Activities investments in intangible assets	126	121	123
Total Industrial Activities capital expenditures	$481	$633	$550
Financial Services investments in tangible assets	—	—	—
Financial Services investments in intangible assets	3	4	8
Total Capital expenditures	$484	$637	$558
We incurred these capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and increase capacity, and for maintenance and engineering. Capital expenditures were below 2019 levels due to more targeted investments as a result of cash preservation activities during the COVID-19 pandemic.

Net Cash from Financing Activities
In 2020, cash provided by financing activities totaled $659 million, primarily due to an increase in other financial liabilities partially offset by net payments on long-term debt. The increase in cash provided by financing activities was primarily due to an increase in other financial liabilities and no dividends paid in 2020.
In 2019, cash provided in financing activities totaled $206 million, mainly attributable to a net increase in third party debt (net of repurchase of notes), partially offset by dividend payments to shareholders and common share repurchases.
In 2018, cash used in financing activities totaled $723 million, mainly attributable to a reduction in third party debt of Industrial Activities, dividend payments to shareholders and common share repurchases, partially offset by an increase in third party debt of Financial Services.

Capital Resources
The cash flows, funding requirements and liquidity of CNH Industrial are managed on a standard and centralized basis. This centralized system is designed to optimize the efficiency and effectiveness of our management of capital resources.
Our subsidiaries participate in a company-wide cash management system, which we operate in a number of jurisdictions. Under this system, the cash balances of our subsidiaries are aggregated at the end of each business day to central pooling accounts. The centralized treasury management offers financial and systems expertise in managing these accounts, as well as providing related services and consulting to our business segments.
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
A summary of our strategy is set forth below:
•Industrial Activities sells certain of its receivables to Financial Services and relies on internal cash flows including managing working capital to fund its near-term financing requirements. We will also supplement our short-term financing by drawing on existing or new facilities with banks.
•To the extent funding needs of Industrial Activities are determined to be of a longer-term nature, we will access public debt markets as well as private investors and banks, as appropriate, to refinance borrowings and replenish our liquidity.
•Financial Services’ funding strategy is to maintain a sufficient level of liquidity and flexible access to a wide variety of financial instruments. While we expect securitizations and sale of receivables (factoring) to continue to represent a material portion of our capital structure and intersegment borrowings to remain a marginal source of funding, we will continue to diversify our funding sources and expand our investor base within Financial Services to support our investment grade credit ratings. These diversified funding sources include committed asset-backed facilities, unsecured notes, bank facilities and, in an effort to further diversify funding sources and reduce the average cost of funding, Financial Services has implemented commercial paper programs, both in the U.S. and Europe.
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
In June 2020, Fitch Ratings (“Fitch”) affirmed CNH Industrial N.V. and CNH Industrial Capital LLC’s long-term issuer default rating at “BBB-” and changed the outlook to stable from positive. The Company's long-term credit ratings remained unchanged at "BBB" from Standard & Poor's and "Baa3" from Moody's with stable outlooks.
Current ratings for the Group are as follows:

	CNH Industrial N.V.(1)			CNH Industrial Capital LLC
	Long Term	Short Term	Outlook	Long Term	Short Term	Outlook
S&P	BBB	A-2	Stable	BBB	A-2	Stable
Fitch	BBB-	-	Stable	BBB-	F3	Stable
Moody’s	Baa3	-	Stable	Baa3	-	Stable
(1)     Includes treasury subsidiary, CNH Industrial Finance Europe S.A.
The Company’s debt is fully investment grade, which the Company believes will allow it to access funding at better rates.
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

Consolidated Debt
As of December 31, 2020, and 2019, our consolidated Debt was as detailed in the table below:

	Consolidated		Industrial Activities		Financial Services
	2020	2019	2020	2019	2020	2019
	(in millions)
Total Debt	$26,053	$24,854	$8,288	$6,558	$19,638	$20,748
We believe that Net Debt/Cash (a non-GAAP financial measure as defined in the section "Alternative performance measures" (or "Non-GAAP financial measures") above) is a useful analytical metric for measuring our effective borrowing requirements. We provide a separate analysis of Net Debt/Cash for Industrial Activities and Net Debt/Cash for Financial Services to reflect the different cash flow management practices in the two activities. Industrial Activities reflects the consolidation of all majority-owned subsidiaries, including those performing centralized treasury activities, except for Financial Services. Financial Services reflects the consolidation of the Financial Services’ businesses. The calculation of Net Debt/Cash as of December 31, 2020 and 2019 and the reconciliation of Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, to Net Debt/Cash, are shown below:

	Consolidated		Industrial Activities		Financial Services
	2020	2019	2020	2019	2020	2019
	(in millions)
Third party debt	$26,053	$24,854	$7,271	$5,226	$18,782	$19,628
Intersegment notes payable *	—	—	1,017	1,332	856	1,120
Total Debt **	$26,053	$24,854	$8,288	$6,558	$19,638	$20,748
Less:
Cash and cash equivalents	8,785	4,875	8,017	4,407	768	468
Restricted cash	844	898	99	120	745	778
Intersegment notes receivables *	—	—	856	1,120	1,017	1,332
Other current financial assets***	94	58	94	58	—	—
Derivatives hedging debt	8	(1)	8	(1)	—	—
Net Debt (Cash)	$16,322	$19,024	$(786)	$854	$17,108	$18,170
(*)    The net intersegment (receivable)/payable balance owed by Financial Services relating to Industrial Activities was $(161) million and $(212) million as of December 31, 2020 and 2019, respectively.
(**)    Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,017 million and $1,332 million at December 31, 2020 and 2019, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $856 million and $1,120 million at December 31, 2020 and 2019, respectively.
(***)    This item includes short-term deposits and investments toward high-credit rating counterparties.
Excluding negative exchange rate differences of $318 million, Net Debt at December 31, 2020 decreased by $3,020 million compared to December 31, 2019, reflecting an increase in cash and cash equivalents, primarily as a result of free cash flow from Industrial Activities of $1.9 billion during 2020, lower credit portfolio and continued cash preservation measures

The following table shows the change in Net Debt/Cash of Industrial Activities for 2020 and 2019:

($ million)	2020	2019
Net (debt)/cash of Industrial Activities at beginning of year	$(854)	$(599)
Adjusted EBIT of Industrial Activities	552	1,390
Depreciation and amortization	627	657
Depreciation of assets under operating leases and assets sold with buy-back commitments	284	310
Cash interest and taxes	(233)	(388)
Changes in provisions and similar(1)	(445)	(436)
Change in working capital	1,828	(753)
Operating cash flow of Industrial Activities	2,613	780
Investments in property, plant and equipment, and intangible assets(2)	(481)	(633)
Other changes	(206)	(126)
Free Cash Flow of Industrial Activities	1,926	21
Capital increases and dividends(3)	(8)	(340)
Currency translation differences and other(4)	(278)	64
Change in Net debt/(cash) of Industrial Activities	1,640	(255)
Net (debt)/cash of Industrial Activities at end of year	$786	$(854)
(1) Including other cash flow items related to operating lease and buy-back activities.
(2) Excluding assets sold under buy-back commitments and assets under operating leases.
(3) Including share buy-back transactions
(4) In the year ended December 31, 2019, this item included the charge of $27 million related to the repurchase of notes.
We believe that Free Cash Flow of Industrial Activities (a non-GAAP financial measure as defined in section "Non-GAAP financial measures" above) is a useful analytical metric for measuring the cash generation ability of our Industrial Activities. In 2020, the Free Cash Flow of Industrial Activities was a positive of $1,926 million resulting from the strong operating performance in the second-half of the year and continued cash preservation measures, more than offsetting the negative cash flow in the first-half of the year which was primarily due to the adverse impact of COVID-19.
The reconciliation of Free Cash Flow of Industrial Activities to Net cash provided by (used in) Operating Activities, the U.S. GAAP financial measure that we believe to be most directly comparable, for the years ended December 31, 2020 and 2019, is shown below:

(in millions)	2020	2019
Net cash provided by (used in) Operating Activities	$5,529	$1,826
Less: Cash flows from Operating Activities of Financial Services net of Eliminations	(2,214)	(485)
Change in derivatives hedging debt of Industrial Activities	(15)	7
Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities	(687)	(568)
Operating cash flow of Industrial Activities	2,613	780
Investments in property plant and equipment, and intangible assets of Industrial Activities	(481)	(633)
Other changes (1)	(206)	(126)
Free Cash Flow of Industrial Activities	$1,926	$21
(1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.
The non-GAAP financial measures (Net (Cash) Debt and Free Cash Flow of Industrial Activities), as defined in section “Non-GAAP financial measures" above, used in this section, should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP. In addition, this non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.

Industrial Activities
Capital Markets
At December 31, 2020, we had an aggregate amount of $9.6 billion in bonds outstanding, of which $6.4 billion was issued by Industrial Activities.
The capital markets debt of Industrial Activities mainly related to notes issued under the Euro Medium Term Note Programme (and the notes issued under its predecessor, the Global Medium Term Notes Programme), and senior unsecured debt securities issued by CNH Industrial N.V. described below.
Euro Medium Term Note (EMTN) Programme. We have a medium-term note programme allowing for the placement of debt securities up to a total authorized amount of €10 billion ($12 billion). At December 31, 2020, €4,327 million ($5,310 million) was outstanding under the programme, all such debt having been issued by CNH Industrial Finance Europe S.A. and guaranteed by CNH Industrial N.V. The outstanding amount under the programme included the €750 million of notes, issued in December 2020, at an annual fixed rate of 0.000% due in April 2024 at an issue price of 99.910% of their principal amount.
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
The notes issued under the EMTN (and its predecessor the Global Medium Term Notes Programme) as well as the CNH Industrial N.V. Senior Notes impose covenants and other obligations on CNH Industrial N.V. as issuer and, in certain cases, as guarantor and CNH Industrial Finance Europe S.A. as issuer, including: (i) a negative pledge provision which requires that, if any security interest over assets of the issuer or the guarantor is granted in connection with debt that is, or is capable of being, listed or any guarantee is granted in connection with such debt, such security or guarantee must be equally and ratably extended to the outstanding notes; (ii) a status (or pari passu) covenant, under which the notes rank and will rank pari passu with all other present and future outstanding unsubordinated and unsecured obligations of the issuer and/or the guarantor (subject to mandatorily preferred obligations under applicable laws); (iii) an events of default provision setting out certain customary events (such as cross defaults, insolvency related events, etc.) the occurrence of which entitles the holders of the outstanding notes to accelerate the repayment of the notes; (iv) change of control provisions which, when combined with a rating downgrade of CNH Industrial N.V., grant the note holders the right to require immediate repayment of the notes; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these obligations may require the early repayment of the notes. At December 31, 2020, CNH Industrial was in compliance with the covenants of the notes issued under the EMTN (and its predecessor the Global Medium Term Notes Programme) and the CNH Industrial N.V. Senior Notes.
CNH Industrial intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, CNH Industrial companies may from time to time buy-back or enforce the available call options of their issued bonds. Such buy-backs, if made, depend upon market conditions, the financial situation of CNH Industrial and other factors which could affect such decisions.
With the purpose of further diversifying its funding structure, the Company has established various commercial paper programs. In the month of April 2020, the Company issued £600 million (equivalent to $748 million) of commercial paper through the Joint HM Treasury and Bank of England’s Covid Corporate Financing Facility (CCFF); the issued amount was early repaid on December 16, 2020.
Bank Debt
At December 31, 2020, Industrial Activities available committed unsecured facilities expiring after twelve months amounted to $5.3 billion ($5.1 billion at December 31, 2019).
Euro 4 billion Revolving Credit Facility. In March 2019, the Company signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. CNH Industrial exercised the first of the two extension options as of February 28, 2020 and the second extension option as of February 26, 2021. The facility is now due to mature in March 2026 for €3,950.5 million; the remaining €49.5 million will mature in March 2025. The credit facility replaced a five-year €1.75 billion credit facility scheduled to mature in 2021 and includes:
•customary covenants (including a negative pledge, a status (or pari passu) covenant and restrictions on the incurrence of indebtedness by certain subsidiaries);
•customary events of default (some of which are subject to minimum thresholds and customary mitigants), including cross-default provisions, failure to pay amounts due or to comply with certain provisions under the loan agreement and the occurrence of certain bankruptcy-related events; and:
•mandatory prepayment obligations upon a change in control of CNH Industrial or the borrower;

•a financial covenant (Net debt/EBITDA ratio relating to Industrial Activities). Such covenant is not applicable with the current ratings levels.
CNH Industrial N.V. has guaranteed any borrowings under the revolving credit facility with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.). At December 31, 2020, CNH Industrial was in compliance with the covenants of the Revolving Credit Facility.
Financial Services
Total Debt of Financial Services was $19.6 billion at December 31, 2020, compared to $20.7 billion at December 31, 2019.
Bank Debt
At December 31, 2020, Financial Services' available committed, unsecured facilities expiring after twelve months amounted to $0.8 billion ($0.4 billion at December 31, 2019).
Asset-Backed Financing
At December 31, 2020, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $3.9 billion ($4.1 billion at December 31, 2019), of which $3.7 billion was utilized at December 31, 2020 ($3.0 billion at December 31, 2019).
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
At December 31, 2020, our receivables from financing activities included receivables sold and financed through both ABS and factoring transactions of $13.2 billion ($13.6 billion at December 31, 2019), which do not meet derecognition requirements and therefore are recorded on our consolidated statement of financial position. These receivables are recognized as such in our financial statements even though they have been legally sold; a corresponding financial liability is recorded in the consolidated statement of financial position as debt (see "Note 4: Receivables").
Furthermore, in Canada, Financial Services issued a new retail ABS transaction for a total amount of C$465 million (equivalent to $331 million), with the amount outstanding at December 31, 2020 equal to $285 million.
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
On July 2, 2020, CNH Industrial Capital LLC issued $600 million of notes at an annual fixed rate of 1.950% due in 2023 at an issue price of 99.370% of their principal amount.
On October 6, 2020, CNH Industrial Capital LLC issued $500 million of notes at an annual fixed rate of 1.875% due in 2026 at an issue price of 99.761% of their principal amount.
In August 2020, CNH Industrial Capital Argentina completed a first public offering for $31 million of notes due in 2023 and for ARS701 million (equivalent to $8 million) due in 2021.
Commercial Paper Programs
With the purpose of further diversifying its funding structure, CNH Industrial has established various commercial paper programs. CNH Industrial Capital LLC established in previous years a commercial paper program in the U.S. This program had no amount outstanding at December 31, 2020 ($387 million outstanding at December 31, 2019). CNH Industrial Financial Services S.A. in Europe issued commercial paper under a program which had an amount of $112 million outstanding at December 31, 2020 ($105 million at December 31, 2019).
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
For more information on our outstanding indebtedness, see “Note 10: Debt” to our consolidated financial statements for the year ended December 31, 2020.
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
We believe that funds available under our current liquidity facilities, those realized under existing and planned asset-backed securitization programs and issuances of debt securities and those expected from ordinary course refinancing of existing credit facilities, together with cash provided by operating activities, will allow us to satisfy our debt service requirements for the coming year. At December 31, 2020, we had available committed, unsecured facilities expiring after twelve months of $6.1 billion ($5.5 billion at December 31, 2019).
Financial Services securitized debt is repaid with the cash generated by the underlying amortizing receivables. Accordingly, additional liquidity is not normally necessary for the repayment of such debt. Financial Services has traditionally relied upon the term ABS market and committed asset-backed facilities as a primary source of funding and liquidity. At December 31, 2020, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $3.9 billion ($4.1 billion at December 31, 2019), of which $3.7 billion at December 31, 2020 ($3.0 billion at December 31, 2019) were utilized.
The Company will closely monitor its liquidity and capital resources for any potential impact that the COVID-19 pandemic may have on its operations. With the strong liquidity position at the end of the year and the demonstrated access to the financial markets, the Company believes that its cash and cash equivalents, access to credit facilities and cash flows from future operations will be adequate to fund its known cash needs during the COVID-19 pandemic.
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
At December 31, 2020 and 2019, the difference between the present value of the pension plan obligations and the fair value of the related plan assets was a deficit of $852 million and $842 million, respectively. In 2020, we contributed $70 million to the plan assets and made direct benefit payments of $26 million for our pension plans. Our expected total contribution to pension plan assets and direct benefit payments is estimated to be $66 million for 2021.
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
At December 31, 2020 and 2019, the difference between the present value of the healthcare plan obligations and the fair value of the related plan assets was a deficit of $273 million and $260 million, respectively. In 2020, we did not contribute to the plan assets and made direct benefit payments for healthcare plans of $24 million and we expect to make direct benefit payments of $21 million in 2021.
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
At December 31, 2020 and 2019, the present value of the obligation for other postemployment benefits amounted to $455 million and $431 million, respectively.
In 2020, we made direct benefit payments of $31 million for other postemployment benefits and expect to make direct benefit payments of $30 million in 2021.
For further information on pension and other postemployment benefits, see “Note 12: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2020.
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
R&D activities involved approximately 5,500 employees at 57 sites around the world during 2020.
We own a significant number of patents, trade secrets, licenses and trademarks related to our products and services, and that number is expected to grow as our R&D activities continue. At December 31, 2020, we had 12,780 active granted patents, including 1,768 new patents registered during the year (in addition to 4,081 pending applications). We file patent applications in Europe, the U.S. and in other jurisdictions around the world to protect technology and improvements considered important to the business. Certain trademarks contribute to our identity and the recognition of our products and services and are an integral part of our business, and their loss could have a material adverse effect on us.
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
D. Trend Information
For changes in financial condition and results of operations between fiscal years ended December 31, 2020 and December 31, 2019 see “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”
E. Off-Balance Sheet Arrangements
We use certain off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including financial guarantees. Our arrangements are described in more detail below. For additional information, see “Note 14: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2020.
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
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees in the interest of non-consolidated affiliates totaling $615 million as of December 31, 2020.
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2020:

	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(in millions)
Contractual Obligations(1)
Debt obligations(2)
Bonds	$9,582	$1,349	$2,802	$2,341	$3,090
Borrowings from banks	3,368	1,821	1,113	332	102
Asset-backed financing	11,922	7,650	3,187	992	93
Other debt	1,181	722	376	81	2
Operating lease obligations	498	133	167	90	108
Purchase obligations	1,482	780	535	149	18
Total	$28,033	$12,455	$8,180	$3,985	$3,413

(1)Reserves for uncertain tax positions are not included within this table as the timing and ultimate uncertainty of settlement with the relevant taxing authorities is not known.
(2)Amounts presented exclude the related interest expense that will be paid when due. The table above does not include obligations for pensions, post-retirement benefits and health care plans. Our best estimate of expected contributions including direct benefit payment to be made by us in 2021 to pension plans, healthcare plans and other postemployment plans is $66 million, $21 million and $30 million, respectively. Potential outflows in the years after 2021 are subject to a number of uncertainties, including future asset performance and changes in assumptions, and therefore we are unable to make sufficiently reliable estimates of future contributions beyond 2021.
Debt Obligations
For information on our debt obligations, see “Capital Resources” above and “Note 10: Debt” to our consolidated financial statements for the year ended December 31, 2020. The amount reported as debt obligations in the table above consists of our bonds, borrowings from banks, asset-backed financing and other debt which reconciles in total to the amount in the December 31, 2020 consolidated balance sheet.
Operating Lease Obligations
Our operating leases consist mainly of leases for commercial and industrial properties used in carrying out our businesses. The amounts reported above under “Operating Lease Obligations” include the minimal rental and payment commitments due under such leases.
Purchase Obligations
Our purchase obligations at December 31, 2020, included the following:
•the repurchase price guaranteed to certain customers on sales with a buy-back commitment which is included in the line item “Other liabilities” in our consolidated balance sheets in an aggregate amount of $1,355 million; and
•commitments to purchase tangible fixed assets, largely in connection with planned capital expenditures, in an aggregate amount of approximately $126 million.
G. Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
This Annual Report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this filing, including statements regarding our future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; further developments of the COVID-19 pandemic on our operations, supply chains, distribution network, and level of demand for our products, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere, our ability to achieve the targets set out in the Strategic Business Plan announced on September 3, 2019 at our Capital Markets Day event; our ability to successfully and timely implement the proposed spin-off of the Company's On-Highway business; and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing.
Forward-looking statements are based upon assumptions relating to the factors described in this Annual Report, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements.
Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Risk Factors” of this Annual Report.
Item 6.    Directors, Senior Management and Employees
A. Directors and Senior Management
The Board of Directors consists of ten directors. All directors were elected on April 16, 2020 at the Annual General Meeting of Shareholders (“AGM”). The term of office of the current Board of Directors expires on April 15, 2021 (the scheduled date of the next AGM) at which time our shareholders will elect a new Board of Directors for a term of approximately one year.
As of March 3, 2021, our directors and certain senior managers are as set forth below:

Name	Position with CNH Industrial
Jacqueline Tammenoms Bakker	Director, Member of the Governance and Sustainability Committee, Member of the Compensation Committee
Howard W. Buffett	Director, Member of the Governance and Sustainability Committee, Member of the Compensation Committee
Tufan Erginbilgic	Director, Member of the Governance and Sustainability Committee, Member of the Compensation Committee
Suzanne Heywood	Executive Director, Chairperson
Léo W. Houle	Senior Non-Executive Director, Chairperson of the Compensation Committee, Member of the Governance and Sustainability Committee
John Lanaway	Director, Member of the Audit Committee
Alessandro Nasi	Director, Chairperson of the Governance and Sustainability Committee, Member of the Compensation Committee
Lorenzo Simonelli	Director, Member of the Audit Committee
Vagn Sørensen	Director, Member of the Audit Committee
Jacques Theurillat	Director, Chairperson of the Audit Committee
Luc Billiet	General Manager, Aftermarket Solutions
Brad Crews	General Manager, North America
Vilmar Fistarol	General Manager, South America
Oddone Incisa	Chief Financial Officer; President, Financial Services; Chief Sustainability Officer
Jay Iyengar	Chief Technology Officer
Gerrit Marx	President, Commercial and Specialty Vehicles
Derek Neilson	President, Agriculture
Stefano Pampalone	President, Construction; General Manager, Asia, Middle East and Africa
Annalisa Stupenengo	President, Powertrain
Tom Verbaeten	Chief Supply Chain Officer
Andreas Weishaar	Chief Strategy, Talent, ICT and Digital Officer
Scott Wine	Chief Executive Officer

•Jacqueline A. Tammenoms Bakker, Director (Non-Executive Director—independent), Member of the Governance and Sustainability Committee, Member of the Compensation Committee
Jacqueline Tammenoms Bakker was a Director of Fiat Industrial S.p.A. from April 5, 2012 until the merger of the company into CNH Industrial. Ms. Tammenoms Bakker studied at Oxford University (BA) and the Johns Hopkins School for Advanced International Studies in Washington D.C. (MA). She joined Shell International in 1977 holding a number of positions in the Netherlands, the U.K. and Turkey. In 1989, she joined McKinsey where she worked as a consultant in the U.K. and the Netherlands until 1995 when she was appointed Vice-President Food Europe at Quest International (Unilever) in the Netherlands. In 1999, she moved to the public sector in the Netherlands, firstly as Director of GigaPort (a public-private initiative to roll out broadband networks), and then as Director-General of Freight Transport (2001-2004) and Director-General of Civil Aviation and Freight Transport (2004-2007) at the Dutch Ministry of Transport. In 2006, she was awarded the Légion d’Honneur for her contribution to cooperation between the Netherlands and France, and in 2006/2007 she chaired the High Level Group on the regulatory framework for civil aviation reporting to the EU Commissioner for Transport. Since 2008 Ms. Tammenoms Bakker has been an independent Board member; she is currently a Board member of TomTom (NL), Boskalis (NL) and, Groupe Wendel (FR). Previously she was a Board member of Vivendi (FR) (2010-2014), Tesco PLC (U.K.) (2009-2015) and Unibail Rodamco Westfield (FR) (2015-2020), and Chair of the Van Leer Group Foundation (2011-2020). Born in 1953, Dutch citizenship. Date of first appointment: September 29, 2013.
•Suzanne Heywood, Chair (Executive-Director)
Suzanne Heywood was appointed Chair of CNH Industrial N.V., in July 2018. From March 2020 to January 2021, she was also Acting Chief Executive Officer. Lady Heywood became a Managing Director of EXOR in 2016. Prior to that she worked at McKinsey & Company which she joined as an associate in 1997 and left as a Senior Partner (Director) in 2016. Suzanne co-led McKinsey’s global service line on organization design for several years and also worked extensively on strategic issues with clients across different sectors. She has published a book, “Reorg,” and multiple articles on these topics and has also acted as a visiting lecturer at Tsinghua University in Beijing. Suzanne started her career in the U.K. Government as a Civil Servant in the U.K. Treasury. At the Treasury she worked as Private Secretary to the Financial Secretary (who is responsible for all direct taxation issues) as well as leading thinking on the Government’s privatization policy and supporting the Chancellor in his negotiations at ECOFIN (the meeting of European Finance Ministers) in Brussels. Prior to that she studied science at Oxford University (BA) and then at Cambridge University (PhD). Lady Heywood is also a Board Member of The Economist (where she is an Audit Committee member), the Chair of Shang Xia, a non-executive director of Chanel, a director of the Royal Opera House (where she is Deputy Chair and also stood in as Acting Chair during most of 2020) and of the Royal Academy of Arts Trust. She grew up sailing around the world for ten years on a yacht with her family recreating Captain James Cook’s third voyage around the world. Born in 1969, British citizenship. Date of first appointment: April 15, 2016.
▪Howard W. Buffett, Director (Non-Executive Director—independent), Member of the Governance and Sustainability Committee, Member of the Compensation Committee
Howard W. Buffett was appointed Director of CNH Industrial in April 2020. He is a Professor and Research Scholar at Columbia University’s School of International and Public Affairs in New York, U.S.A., with research focused on strategies for effective economic development in distressed communities. Previously he was a Professor of Practice at the College of Agricultural Sciences and Natural Resources at the University of Nebraska-Lincoln, U.S.A. Earlier in his career, Howard W. Buffett was the Executive Director of the Howard G. Buffett Foundation. He also held a variety of roles in the U.S. government, including in the U.S. Department of Defense, where he oversaw economic stabilization and redevelopment programs in Iraq and Afghanistan. For his work in Afghanistan, he received the Joint Civilian Service Commendation Award. Howard W. Buffett also served as Policy Advisor for the White House Domestic Policy Council and in the Office of the Secretary at the U.S. Department of Agriculture. Howard W. Buffett serves on a number of Corporate Boards and Advisory Boards including Toyota Motor North America, Inari Agriculture, REEF Technology, KDC Ag and S2G Ventures. He chairs the Advisory Council for Harvard University’s International Negotiation Program and serves on a number of nonprofit Advisory Boards, including the Daugherty Water for Food Global Institute, the Learning by Giving Foundation, and the Chicago Council on Global Affairs Food and Agriculture Expert Advisory Group. Howard W. Buffett is also a former Term Member of the Council on Foreign Relations. A bestselling author, Howard W. Buffett holds a Bachelor of Science in Communications Science and Political Science from Northwestern University, U.S.A. and a Master’s in Public Policy and Administration in Advanced Management and Finance from Columbia University, U.S.A. Born in 1983, U.S. citizenship. Date of first appointment: April 16, 2020.

▪Tufan Erginbilgic, Director (Non-Executive Director—independent), Member of the Governance and Sustainability Committee, Member of the Compensation Committee
Tufan Erginbilgic was appointed Director of CNH Industrial in April 2020. He is a partner at Global Infrastructure Partners (GIP) based in London. In 2014 he became the Chief Executive, Downstream, at BP, the Company’s customer facing arm comprising a diverse portfolio of five core business: Retail, Refining, Aviation, Lubricants and Petrochemicals. Prior to this he was the Chief Operating Officer of BP’s Fuels Business, a position he held until April 2020. In 2009 he became the Chief Operating Officer for the Eastern Hemisphere Fuel value chains and global Lubricant businesses and prior to his move to the Group Chief Executive’s office in 2007, he assumed leadership of BP’s global lubricant business in 2006. In 2004 Mr. Erginbilgic was appointed head of the Company’s European Fuels Business. He joined BP in 1997, holding a wide variety of roles in refining and marketing in Turkey, and in various European countries, including the UK. Mr. Erginbilgic started his career with Mobil in 1990. Tufan Erginbilgic serves on the Strategic Advisory Board of the University of Surrey, U.K., and joined the board of DCC PLC in April 2020. Mr. Erginbiglic holds a Bachelor of Science in Engineering degree from Istanbul Technical University, Turkey, a Masters of Business Administration degree from Bosphorous University, Turkey and a Master in Economics degree from Ohio State University, U.S.A. Born in 1959, British and Turkish citizenship. Date of first appointment: April 16, 2020.
•Léo W. Houle, Director (Senior Non-Executive Director—independent), Chairperson of the Compensation Committee, Member of the Governance and Sustainability Committee
Mr. Houle was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial. On September 6, 2011, Mr. Houle was appointed to the Board of Directors of Chrysler Group LLC now known as FCA US LLC until June 2016 when all public debt of the company was repaid and its public listing ceased. Mr. Houle was Chief Talent Officer of BCE Inc. and Bell Canada, Canada’s largest communications company, from June 2001 until his retirement in July 2008. Prior to joining BCE and Bell Canada, Mr. Houle was Senior Vice-President, Corporate Human Resources of Algroup Ltd., a Swiss-based diversified industrial company. From 1966 to 1987, Mr. Houle held various managerial positions with the Bank of Montreal, the last of which was Senior Manager, Human Resources, Administration Centers. In 1987, Mr. Houle joined the Lawson Mardon Group Limited and served as Group Vice-President, Human Resources until 1994 when Algroup Ltd. acquired Lawson Mardon Group at which time he was appointed Head of Human Resources for the packaging division of Algroup and in 1997 Head of Corporate Human Resources of Algroup, Ltd. Mr. Houle completed his studies at the College Saint Jean in Edmonton, attended the Executive Development Program in Human Resources at the University of Western Ontario in 1987 and holds the designation of Certified Human Resources Professional (CHRP) from the Province of Ontario. Born in 1947, Canadian citizenship. Date of first appointment: September 29, 2013.
•John Lanaway, Director (Non-Executive Director—independent), Member of the Audit Committee
Mr. Lanaway was elected a director of CNH Industrial N.V. in September 2013. Mr. Lanaway previously served as a director of CNH Global N.V. from 2006 to 2013. On September 6, 2011, Mr. Lanaway was appointed to the Board of Directors of Chrysler Group LLC now known as FCA US LLC until June 2016 when all public debt of the company was repaid and its public listing ceased. His work and academic background includes: 2011–Present, independent consultant; 2007-2011, Executive Vice President and Chief Financial Officer, North America at McCann Erickson; 2001-2007, various positions of increasing responsibility at Ogilvy North America, finally as Senior Vice President and Chief Financial Officer; 1999-2001, Chief Financial Officer and Senior Vice President at Geac Computer Corporation Limited; 1997-1999, Chief Financial Officer at Algorithmics Incorporated; 1995-1997, Senior Vice President and Chief Financial Officer at Spar Aerospace; 1993-1994, Sector Vice President, Labels North America at Lawson Mardon Group Limited; 1989-1993, Group Vice President and Chief Financial Officer at Lawson Mardon Group Limited; 1988-1989, General Manager at Lawson Mardon Graphics; 1985-1988, Vice President, Financial Reporting and Control at Lawson Mardon Group Limited; 1980-1985, Client Service Partner at Deloitte; and 1971-1980 Student-Staff Accountant-Supervisor-Manager at Deloitte. Mr. Lanaway graduated from the Institute of Chartered Accountants of Ontario, C.A. and has a Bachelor of Arts degree from the University of Toronto. Born in 1950, American, Canadian and British citizenship. Date of first appointment: September 29, 2013.
•Alessandro Nasi, Director (Non-Executive Director), Chairperson of the Governance and Sustainability Committee, Member of the Compensation Committee
Mr. Nasi was elected a Director of CNH Industrial N.V. in April 2019. Mr. Nasi started his career as a financial analyst in several banks, gaining experience at Europlus Asset Management, a division of Unicredit in Dublin, Ireland, PricewaterhouseCoopers in Turin, Italy, Merrill Lynch and JP Morgan in New York, U.S.A. He also worked as an Associate in the Private Equity Division of JP Morgan Partners in New York, USA. Mr. Nasi joined the Fiat Group in 2005 as manager of Corporate and Business Development, heading the APAC division and supporting Fiat Group sectors in Asia Pacific. In 2007, Mr. Nasi was appointed Vice President of Business Development and a member of the Steering Committee of Fiat Powertrain Technologies. In 2008, he joined CNH in the role of Senior Vice President of Business Development and from 2009 to 2011 he also served as Senior Vice President of Network Development. In January 2011, he was also appointed Secretary of the Industrial Executive Council of Fiat Industrial, continuing in the role of Executive Coordinator to the successor Group Executive Council of CNH Industrial until January 2019. In 2013 he was appointed President Specialty Vehicles, a role he held until January 2019. Mr. Nasi is a Director of Giovanni Agnelli B.V., Vice Chairman of the Board of Directors of EXOR N.V. and Chairman of Comau. In November 2019, he was appointed a member of the Advisory Board of the Lego Brand Group. In June 2020, Mr. Nasi was appointed a Non-Executive, Independent Director of GVS S.p.A. Mr. Nasi obtained a degree in Economics from the University of Turin. Born in 1974, Italian citizenship. Date of first appointment: April 12, 2019.
•Lorenzo Simonelli, Director (Non-Executive Director—independent), Member of the Audit Committee
Lorenzo Simonelli was appointed Director of CNH Industrial in April 2019. He is the Chairman, President and CEO of Baker Hughes, an energy technology company that combines innovation, expertise and scale to provide solutions for energy and industrial customers worldwide. In October 2017 he was named Chairman of the Board of Baker Hughes, and has been President and CEO since the Company’s creation in 2017, where he oversaw the successful merger of GE Oil & Gas with Baker Hughes Inc. In 2013 he was appointed President and CEO of GE Oil & Gas. Previously, Mr. Simonelli served as President and CEO of GE Transportation, a global transportation leader in the rail, mining, marine and energy storage industries. During his five-year tenure, he expanded and diversified GE Transportation by focusing on advanced technology manufacturing, intelligent control systems and a diverse approach to new propulsion solutions. He served as Chief Financial Officer for the Americas for GE Consumer & Industrial, as well as General Manager, Product Management for GE Appliances, Lighting, Electrical Distribution and Motors. Lorenzo Simonelli joined GE’s Financial Management Program in 1994, where he worked on assignments in GE International, GE Shared Services, GE Oil & Gas and Consolidated Financial Insurance. Mr. Simonelli currently serves on the board of c3.ai. He graduated in Business & Economics from Cardiff University, Wales and received a master’s degree honoris causa in Chemical Sciences from the University of Florence, Italy. Born in 1973, Italian, Swiss and British citizenship. Date of first appointment: April 12, 2019.
▪Vagn Sørensen, Director (Non-Executive Director—independent), Member of the Audit Committee
Vagn Sørensen was appointed Director of CNH Industrial in April 2020. He has spent the majority of his executive career in the aviation industry. After a 17-year career with Scandinavian Airlines, where he held the position of deputy CEO, from 2001 to 2006 he served as the CEO of Austrian Airlines. Following this, he has pursued a career as an Independent Director, primarily in the leisure, hotel and aviation sectors. His appointments, however, also encompass additional sectors including software development, telecommunications and heavy machinery. Mr. Sørensen can draw on some 20 years’ experience in private equity, primarily gained with EQT. Mr. Sørensen is currently Chairman of F L Smidth, Air Canada, and Scandlines. He serves as an Independent Director on the Board of Royal Caribbean Cruises. He also sits on the Boards of Parques Reunidos, Unilode Aviation Solutions, VFS Global and is a member of the Board of Trustees of the Rock’n Roll Forever Foundation. Mr. Sørensen has previously been the Chairman of British Midland Airways, Scandic Hotels Group, Automic Software, Bureau van Dijk, Flying Tiger Copenhagen, and KMD. He was a Member of the Supervisory Board of Lufthansa Cargo, Deputy Chairman of DFDS, Chairman of the Association of European Airlines, a Member of the Board of the International Air Transport Association (IATA) and was Chairman of TDC A/S, the Danish incumbent telecommunications operator. Mr. Sørensen attended the Aarhus Business School in Denmark, and obtained a Master of Science degree in Economics and Business Administration. Born in 1959, Danish citizenship. Date of first appointment: April 16, 2020.
•Jacques Theurillat, Director (Non-Executive Director—independent), Chairperson of the Audit Committee
Jacques Theurillat is a member of the Boards of Vifor Pharma AG, Mundipharma Ltd., CNH Industrial N.V. and ADC Therapeutics S.A. He is a Partner at Sofinnova Crossover Fund, an investment fund focused on life sciences. From April 2008 to August 2015, Mr. Theurillat served as CEO of Ares Life Sciences AG, a privately- owned investment fund with the objective to build and manage a portfolio of companies in life sciences. From March 2007 to March 2008, he has served as CEO and Chairman of Albea Pharmaceuticals AG, a Swiss company involved in venture financing for life sciences companies. Mr. Theurillat served as Serono’s SA Deputy CEO until December 2006. In addition to his role as Deputy CEO, he was appointed Senior Executive Vice President, Strategic Corporate Development in May 2006 and was responsible for developing Serono’s global strategy and pursuing its acquisition and in-licensing initiatives. From 2002 to 2006, Mr. Theurillat served as Serono’s President of European and International Sales & Marketing. In this position, he was responsible for Serono’s commercial operations in Europe, IBO, Asia-Pacific, Oceania/Japan, Latin America and Canada. He became a Board member in May 2000. From 1996 to 2002, Mr. Theurillat was Chief Financial Officer. He

previously served as Managing Director of the Istituto Farmacologico Serono in Rome, where he started in 1994. In 1993, he was appointed Vice President Taxes and Financial Planning for Serono. In 1990-1993, Mr. Theurillat worked outside Serono, running his own law and tax firm. Before that, he was Serono’s Corporate Tax Director, a post to which he was appointed in 1988. He first joined Serono in 1987 as a Corporate Lawyer working on projects such as the company’s initial public offering. Mr. Theurillat is a Swiss barrister and holds Bachelor of Law degrees from both Madrid University and Geneva University. He also holds a Swiss Federal Diploma (Tax Expert) and has a Master’s degree in Finance. Born in 1959, Swiss citizenship. Date of first appointment: September 29, 2013.
•Luc Billiet, General Manager Aftermarket Solutions
Luc Billiet assumed the role of General Manager Aftermarket Solutions in January 2019. Mr. Billiet began his career with Volkswagen in Brussels, Belgium, where he spent 19 years in many positions related to Supply Chain. During this period, he had the opportunity to work for four years in Germany and for six years in Brazil. His last role in Brazil, before moving to Fiat in Italy, was as Managing Director Volkswagen Parts and Accessories LATAM. In 2005, Luc joined Fiat with responsibility for Logistics for the Car and Light Commercial and Specialty Vehicles sector. Three years later he joined CNH, where he served as Head of Supply Chain Management and after two years, Head of Precision Solutions & Telematics, Training Services and Network Development. He moved to FCA (Fiat Chrysler Automobiles) in 2013 as Head of Supply Chain for the EMEA region, a role he also held for the LATAM region from 2014. In February 2015, Mr. Billiet was appointed President of CNH Industrial’s Precision Solutions & Telematics organization, a position he held until July 2016, he also served as President, Parts and Service for CNH Industrial from 2015 - 2018. Luc Billiet was born in Belgium and holds a degree in Business Administration from the Catholic University of Leuven, Belgium.
•Brad Crews, General Manager North America, Global Head of Case IH and STEYR Brands
Brad Crews has been General Manager North America since March 2020. Mr. Crews joined CNH from General Motors in 1994 as a Reliability Specialist, bringing with him diverse experience in facilities, reliability engineering, product management and product development. In 2000, he was appointed Director of Industrial Operations for Crop Production Global Product Line, and, from 2002-2005, served as Plant Manager of CNH’s facility in New Holland, Pennsylvania (U.S.). In 2006, he became Vice President of North American Agricultural Manufacturing, where he served until he was appointed as Senior Vice President of Product Quality and Technical Support in 2009. With the formation of CNH Industrial in 2013, Mr. Crews served as Chief Quality Officer with responsibility for Quality and Product Support and in April 2014 was appointed Chief Operating Officer NAFTA, a role he held until 2017. From 2015-2017, he also served as President, Agricultural Equipment Products Segment. In 2019 Mr. Crews rejoined CNH Industrial as Brand President Case IH and STEYR, and in January 2021 was also appointed Head of the North American Agriculture business. Mr. Crews holds a Bachelor of Science degree in Engineering from the University of Illinois, a Master’s degree in Engineering from the University of Michigan and a Master’s degree in Management from Rensselaer Polytechnic Institute.
•Vilmar Fistarol, General Manager South America
Vilmar Fistarol assumed the role of General Manager South America in January 2019. Mr. Fistarol started his career at the Metallurgical Division of Abramo Eberle casting in 1978, and subsequently undertook various roles for Agrale from 1981 to 1991. In 1991, he joined Fiat Group, and from 1991 - 2001, he served in roles of increasing importance within the Purchasing Division, including Director of Fiat Auto Argentina Purchasing, Purchasing Director of Fiat Auto Metallic Italy and Director of Purchasing for GM-Fiat Powertrain Europe. From 2001 to 2005, during the joint venture GM-Fiat Worldwide Purchasing, he was the Vice President for Purchasing Operations Fiat Latin America and Vice President of Powertrain and Metallic Purchasing for Latin America, Africa and Middle East. From 2005 to 2007, he was Vice President of Purchasing for Fiat in Latin America. Mr. Fistarol was appointed President and CEO of Teksid (Fiat Group Foundry NAFTA and Mercosul) in January 2008, and subsequently he served as Director of Human Resources for Fiat Group Automobiles Latin America from 2010 - 2011. Concurrently, he was appointed Executive Vice President of Fiat Group Automobiles Argentina. In 2011, he was appointed Head of Group Purchasing for Fiat Chrysler Global, a role he held until 2013, and was also named a member of the Fiat Chrysler Group Executive Council (GEC) on September 1, 2011. Vilmar Fistarol held the role of Chief Operating Officer for the LATAM region for CNH Industrial from 2013 - 2018. He trained in metallurgy at the Technical School Tupy- SC, and graduated in Business Administration at the University of Caxias do Sul, Brazil, in addition to obtaining an MBA from FDC/Kellogg School of Management in the U.S.A. and an MBA in FDC/INSEAD in France. Mr. Fistarol was President of Brazil SAE (Society of Automotive Engineers) in 2007-2008 and still serves as a member of the Advisory Board.

•Oddone Incisa, Chief Financial Officer and President, Financial Services, Chief Sustainability Officer
Oddone Incisa della Rocchetta was appointed Chief Financial Officer of CNH Industrial N.V. in March 2020. This is in addition to his role of President Financial Services, a position he has held since January 2013. Mr. Incisa has been a member of Senior Leadership Team, formerly known as the Global Executive Committee, of CNH Industrial since 2013. Mr. Incisa started his career with the Fiat Group in 1997 at Fiat Bank in Germany, and in 2001 was named Chief Financial Officer of Banco Fiat, Brazil. In 2003 he was appointed Head of Financial Planning & Analysis, Fidis Retail and FGA Capital, Italy, and in 2008 was nominated CFO, CNH Capital, based in the U.S. From 2011 to 2013 Mr. Incisa held the position of Chief Executive Officer and General Manager, FGA Capital (now FCA Bank). He was born in Italy and holds degrees in Economics, cum laude, from the University of Turin, Italy and a Master’s degree in Management from ESCP-Europe (formerly, EAP) Paris, Oxford and Berlin.
•Jay Iyengar, Chief Technology Officer
Jayanthi (Jay) Iyengar assumed the role of Chief Technology Officer in November 2019. She has over 30 years of international technology experience in the automotive, aerospace and advanced water technology fields, much of which she gained through roles of increasing importance with Fiat Chrysler Automobiles, Eaton Aerospace and Xylem Inc. After starting her career in product development for Delphi/General Motors in 1988, Ms. Iyengar joined Chrysler in 1997 as a Powertrain Systems Engineer. This was followed by a series of roles of increasing importance in its powertrain division, and in 2005 was named Senior Manager and Chief Engineer of Fiat Chrysler Automobiles' (FCA) Hybrid Development Center. From 2009-2012 Ms. Iyengar served as Global Director, Electrified Powertrains for FCA. In 2012 she joined Eaton Aerospace as Group Vice President Engineering and Technology, and from 2015-2019 she was the Senior Vice President, Chief Innovation and Technology Officer of Xylem Inc., a leading water technology company. Jay Iyengar holds a Bachelor's degree in Mechanical Engineering from Mysore University, Karnataka, India, a Master's degree MTech in Mechanical Engineering from the Indian Institute of Technology, Mumbai, India, as well as a Master of Science in Mechanical Engineering from Wayne State University, Michigan, USA. She has also served on the board of the Institute of Electrical & Electronics Engineers (IEEE) Vehicular Technology Society and is a current board member of Engineering Tomorrow, a nonprofit focused on promoting STEM education for underprivileged minority high school students.
•Gerrit Marx, President Commercial and Specialty Vehicles
Gerrit Marx joined CNH Industrial and assumed the role of President Commercial and Specialty Vehicles in January 2019. Mr. Marx has some 20 years experience in roles of increasing importance in different geographies and in a variety of industrial segments, with specific, in-depth focus on automotive industries. He has held positions as a consultant, manager, and most recently was an Operating Partner at Bain Capital, a global private equity firm. From 1999 to 2007 he worked at McKinsey & Company, a global consulting firm, focusing on operational improvement programs in the automotive and aerospace industries in Europe, Brazil, and Japan. In 2007, Mr. Marx joined Daimler AG, heading the global controlling function for projects (vehicles and powertrain components) and market-entry/merger and acquisition projects across three truck brands in North America, Europe and Asia. In 2009, he moved to China and became President and Chief Executive Officer of Daimler Trucks China, and subsequently was the President of Skoda China with Volkswagen AG, overseeing imports as well as joint venture business relationships in both roles. Mr. Marx joined the European leadership team of Bain Capital in 2012, as a member of their portfolio group driving and leading transformational change programs. This role also encompassed due diligence and merger and acquisition activities, with specific focus on automotive and industrial assets, and also included interim roles such as Chief Executive Officer of Wittur Group, a global Tier-1 supplier to the elevator industry. Mr. Marx holds a degree in Mechanical Engineering ("Diplom Ingenieur") and an MBA ("Diplom Kaufmann") from RWTH Aachen University, Germany and a Doctorate in Business Administration from Cologne University, Germany.
•Derek Neilson, President, Agriculture
Derek Neilson assumed the role of President Agriculture in January 2019. Mr. Neilson has more than 20 years of experience in CNH Industrial and has been a member of the Senior Leadership Team, formerly known as the Global Executive Committee, for some 10 years. He joined CNH in 1999 with responsibility for the UK Plant Engine and Tractor Manufacturing Business Units before being appointed Plant Manager of CNH’s Basildon (UK) tractor facility. In 2007, he became Vice President of Agricultural Manufacturing, Europe, a role he held until assuming global responsibilities for Agricultural Manufacturing in 2010. From 2012 to 2015, he served as Chief Manufacturing Officer for CNH Industrial. Mr. Neilson was appointed Chief Operating Officer EMEA in February 2015, alongside the position of President, Commercial Vehicles Products Segment, a role he held until December 2018. From April to September 2018, he was the Chief Executive Officer, Ad Interim, of CNH Industrial N.V. Mr. Neilson holds a BTEC Diploma in Mechanical and Production Engineering.

•Stefano Pampalone, President, Construction; General Manager, Asia, Middle East and Africa
Stefano Pampalone assumed the role of President Construction in November 2019, this is in addition to that of General Manager Asia, Middle East and Africa, a position he has held since January 2019. Since joining CNH in 1998, Mr. Pampalone’s career has been focused on international assignments. In 2001, after gaining commercial experience in parts and whole goods in Poland, India, Africa and the Middle East, he was appointed Business Manager Southern Africa and Iran for all Fiat Group Agricultural Brands. In 2004, he became Marketing Director for Agriculture in Asia, Africa and the Middle East. From 2006 to 2007 he first served as Business Director for the CNH Agricultural Business in Africa and the Middle East. In 2009, he was appointed General Manager of the Agriculture and Construction Equipment Business in India and Pakistan. From February 2013, he held the role of General Manager for CNH in India, South East Asia and Japan, before being appointed Chief Operating Officer APAC (Asia and Pacific) region for CNH Industrial in September 2013, a role he held until 2018. Mr. Pampalone holds a degree in Engineering from the University of Trieste, Italy and an MBA from Profingest of Bologna, Italy.
•Annalisa Stupenengo, President, Powertrain
Annalisa Stupenengo assumed the role of President Powertrain in January 2019. Ms. Stupenengo has extensive international experience and deep knowledge of the Powertrain business, gained through roles of increasing responsibility and complexity, within both CNH Industrial and FCA (now Stellantis). Ms. Stupenengo started her career in 1996 in the Sales & Marketing area of Fiat Group. In the early years of her professional career, she worked in Morocco, Sweden and Italy in management roles ranging from Sales, Project Management and Purchasing within Fiat and GM/Fiat joint ventures. In 2006, she contributed to establishing the Fiat Powertrain Sector Purchasing department, leading this organization until 2010 as its Purchasing Vice President. In 2008 Ms. Stupenengo was also appointed Vice President of the Electrical Commodity with global responsibility for Europe, USA, Brazil, China and India within Fiat Group Purchasing. In 2010, Annalisa Stupenengo joined CNH as Senior Vice President Purchasing. In January 2013, she became Head of Group Purchasing EMEA Region for FCA, then in September 2013 she rejoined CNH Industrial as Chief Purchasing Officer, and was a member of the CNH Industrial Global Executive Committee (GEC). From 2015 - 2018 she held the posts of Brand President, FPT Industrial Brand and President, Powertrain Product Segment. From 2015-2018 she was a member of the Board of Directors at Welltec International ApS. Ms. Stupenengo holds a degree in Management Engineering from the Polytechnic University of Turin, Italy.
•Tom Verbaeten, Supply Chain Officer
Tom Verbaeten assumed the role of Chief Supply Chain Officer in January 2019. Mr. Verbaeten joined CNH in 1994, performing various roles in the Antwerp Plant including Production Unit Manager for both Assembly and Machining areas. In 2006, he was appointed Plant Manager of Antwerp plant, and in 2009 he became Plant Manager for the harvesting plant in Zedelgem. In 2011, Mr. Verbaeten assumed responsibility for Manufacturing Operations of Agricultural Equipment in Europe. In addition to his role in Agriculture, Mr. Verbaeten took responsibility for all Construction Equipment plants in Europe from 2013 onwards. He has also managed the Global World Class Manufacturing activities from 2014 – 2015, in addition to his operational role. From 2015 through 2018, Mr. Verbaeten served as Chief Manufacturing Officer. Mr. Verbaeten holds an Engineering degree from the University of Leuven.
•Andreas G. Weishaar, Chief Strategy, Talent, ICT and Digital Officer
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

•Scott W. Wine, Chief Executive Officer
Scott W. Wine is the Chief Executive Officer of CNH Industrial N.V. since January 2021. Mr. Wine has an exceptional track record as a proven leader, with both considerable international experience across a variety of industries, and extensive mergers and acquisitions expertise in the U.S., Europe and Asia. Prior to joining CNH Industrial, he was Chairman and CEO of Polaris Inc., a manufacturer of off-road vehicles, electric cars, motorcycles, snowmobiles and boats. He joined the Company in 2008 as Chief Executive Officer and was named Chairman in 2013. In 2007, Mr. Wine joined UTC Fire and Security, a subsidiary of United Technologies Corporation, as President of Fire Safety America. From 2003 to 2007 he held positions of increasing importance across a range of Danaher Corporation companies, serving as President of Jacobs Vehicle Systems, a commercial truck braking systems manufacturer, from 2003 until 2006, when he became President of The Veeder-Root Co., a manufacturer of fuel-tank measuring equipment. In 1996 Mr. Wine joined Allied Signal Corp, a US aerospace, automotive and engineering company. Following its 1999 acquisition of Honeywell, in 2001 Wine assumed the role of Managing Director of Honeywell Aerospace GmbH, based in Germany, before being appointed Vice President of the European Engine Services Division. From 1989 to 1996 he served as a supply officer in the United States Navy. Mr. Wine holds a Bachelor’s degree from the United States Naval Academy, and an MBA from the University of Maryland. He serves on the Boards of US Bancorp and the U.S. Naval Academy Foundation. Born in 1967, he holds American citizenship.
There is no family relationship among any of our Directors or senior managers set forth above.

B. Compensation
Remuneration Report
Our objective is to provide our stakeholders each year with clear and comprehensive disclosure of the Company’s executive compensation policies and decisions during the year with respect to our executive and non-executive directors, through our Remuneration Report. This year’s report explicitly recognizes the extraordinary challenges we faced in 2020 and how those extraordinary challenges impacted executive compensation.
Business Context
The COVID-19 pandemic, as was the case for most businesses, had a sudden and dramatic impact on our operations. By the beginning of the second quarter, many of our manufacturing plants were closed as the pandemic quickly spread throughout the world. The Senior Leadership Team rapidly shifted its focus to the following three priorities: (1) safeguarding the health and safety of our employees, (2) ensuring business continuity, and (3) supporting dealers, customers, suppliers, and the communities where we operate. While our financial results were lower than the prior year due to the global pandemic, decisive leadership enabled us to protect our employees and mitigate the impact on the Company and other stakeholders. Our depots remained open throughout the pandemic to support our customers with their critical service parts needs, and customer service continued with existing and expanded digital infrastructure for product support. We held our solid liquidity position as we took actions to preserve cash, while carefully and safely carrying out our operations to contain costs, optimize processes and manage our supply base to meet customer needs.
Change in Executive Directors in 2020
As challenging as managing a crisis during a global pandemic is on its own, CNH Industrial also faced a change in our Executive Director leadership early in the year. On March 22, 2020, Hubertus Mühlhäuser stepped down as Chief Executive Officer, and, with immediate effect, Suzanne Heywood added the role of Acting Chief Executive Officer to her role as Executive Chair of the Company’s Board of Directors. With Suzanne’s knowledge and deep commitment to our businesses gained as Chair, she successfully led the Company through the extraordinary challenges of 2020, as the sole Executive Director. On November 17, 2020, the Board announced that Scott Wine would join CNH Industrial as the new Chief Executive Officer effective January 4, 2021. Suzanne Heywood remains in her on-going role of Executive Chair.
This change in top leadership was seamless and did not disrupt our operations. Suzanne expertly led the organization, bringing the Senior Leadership Team closer together to effectively work through the year’s many challenges and advanced many of our strategic initiatives we outlined in the Company's Strategic Business Plan. In addition, Suzanne worked diligently with the Governance & Sustainability Committee to successfully recruit an extremely high caliber candidate to serve as the Company’s next Chief Executive Officer, Scott Wine.
On behalf of the rest of the Compensation Committee members (veteran committee members, Jacqueline Tammenoms Bakker and Alessandro Nasi, and the two new members we welcomed in 2020, Howard W. Buffett and Tufan Erginbilgic), I would like to express our appreciation for Suzanne’s leadership and accomplishments delivered in 2020, both as Chair and Acting Chief Executive Officer.
Positioned stronger for the future
This particularly difficult and demanding year impacted our executive remuneration actions. We believe the remuneration decisions taken in 2020 are sound investments in our leadership that will allow us to forge ahead with the Company’s ambitious plans and be able to fully realize our very promising long-term growth potential as set forth in our Company strategy. In the spirit of transparency that we strive for in our disclosures, we have also included, at the end of this Remuneration Report, the 2021 target compensation for both the Chairperson and the new CEO.
I want to acknowledge and sincerely thank my fellow directors for their support for the Company. All directors generously agreed to waive their compensation from the date of the annual general meeting of shareholders in April through the end of the year. Suzanne, in addition to forgoing her Chairperson fees for the same period as the other directors, agreed to waive 50% of her compensation as Acting Chief Executive Officer for three months. These actions sent a strong signal to our employees that all of us are in it together – committed to seeing the Company through the storm of the global pandemic.
With this, I present to you our 2020 Remuneration Report.
Sincerely,
Léo Houle
Chairman of the Compensation Committee and Senior Non-Executive Director

Remuneration Policy Available on our Website
Our Remuneration Policy is designed to competitively reward the achievement of long-term performance goals, to help drive cultural transformation organization-wide, and to attract, motivate, and retain highly qualified senior executives who are committed to performing their roles in the long-term interest of our shareholders and other stakeholders. Within the scope of the Remuneration Policy, the remuneration of the Executive Directors is determined by the Board of Directors, at the recommendation of the Compensation Committee. This annual Remuneration Report describes how the pay programs and practices of the Executive and Non-Executive Directors were implemented in 2020, in accordance with the Remuneration Policy approved by shareholders at the 2020 Annual General Meeting (AGM) with a 94.77% vote. A copy of the Remuneration Policy is available on the Company’s website, www.cnhindustrial.com.
The foundation of CNH Industrial’s Remuneration Policy is pay for performance. The key 2020 Company achievements, successes and developments were driven by organization-wide alignment of the shared Company strategy and values, with a pay philosophy that rewards the achievement of those goals.
At the 2020 AGM, shareholders voted in favor with notable support for the three remuneration related agenda items presented: the revised Remuneration Policy (which was realigned with the new EU Shareholder Rights Directive II requirements adopted in the Netherlands), the Remuneration Report for 2019 and the new long-term incentive plan. No concerns about these agenda items have been raised by shareholders.
COVID-19 Response
We are extremely proud of our employees’ agility and spirit of collaboration to quickly adapt to the changing work environment, strictly following all the necessary health and safety measures the Company put in place. Our plants and offices that were shuttered at the beginning of the second quarter were up and running before the same quarter ended, with full implementation of the Company protocols to protect the health and safety of our employees. Remote working was implemented for employees whose job could be performed outside the "normal" workplace, helping to prevent the spread of the virus.
Business continuity was secured through the immediate response of our organization to contain costs and sustain a robust liquidity position, which maintained throughout the year and readily into 2021 and beyond.
As the pandemic spread worldwide, we provided ongoing support to our dealers, customers and suppliers, including assisting them with their liquidity needs and gaining access to government funding. We also invested in the local communities where we work and live, establishing a Solidarity Fund and allocating a total of $2 million through 83 initiatives that implement programs focused on food, health and education. This was in addition to the Company’s donations of medical equipment supplies ‒ including ventilators, personal protective equipment, electrical generators and ambulances ‒ to healthcare providers in the countries in which we operate.
Furthermore, to demonstrate solidarity with its workforce, the CNH Industrial Senior Leadership Team and other Company leaders elected to forego part of their compensation for three months. The generosity and dedication demonstrated in different ways throughout our organization helped to ensure our business continuity during the difficult economic period in 2020 and to quickly move forward together united and stronger.
Highlights of our financial performance in 2020
▪Net sales of Industrial Activities of $24.3 billion ($26.1 billion in 2019), a 5.5% decline at constant currency from 2019, due to adverse COVID-19 impacts on end-markets primarily in the first-half of the year, and actions to lower channel inventory levels, only partially offset by higher sales in the second-half of the year;
▪Adjusted Net Income of $437 million ($1.2 billion in 2019), down 63% compared to 2019 as a result of a solid performance in the second-half of the year, partially offsetting severe adverse COVID-19 impacts in the first-half;
▪Adjusted diluted Earnings Per Share (“EPS”) down 67% year-over-year at $0.28 per share ($0.84 per share in 2019);
▪Net cash position of Industrial Activities at the end of 2020 was $0.8 billion (compared to net debt of $0.9 billion in 2019), on the back of a record positive free cash flow of Industrial Activities of $1.9 billion reported in 2020, due to the strong operating performance in the second-half of the year and continued cash preservation measures, more than offsetting the negative cash flow in the first half of the year;
▪The Company’s long-term credit ratings remained unchanged with investment grade ratings of “BBB” from Standard & Poor’s, “Baa3” from Moody’s and “BBB-” from Fitch Ratings (“Fitch”), all with stable outlooks.

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

		Year ended December 31
		2020	2019
Net Income (loss)		(438)	1,454
	Adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	1,050	230
	Adjustments impacting Equity in income of unconsolidated subsidiaries and affiliates (*)	24	—
	Adjustments impacting Income tax benefit (expense) (b)	(200)	(596)
	Adjusted net income (loss)	437	1,178
	Adjusted net income (loss) attributable to CNH Industrial N.V.	379	1,141
	Weighted average shares outstanding – diluted (million)	1,352	1,354
	Adjusted diluted EPS ($)	0.28	0.84
a.)	Adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates
	Nikola investment fair value adjustment	(134)	—
	Restructuring expenses	49	109
	Pre-tax gain related to the modification of a healthcare plan in the U.S.	(119)	(119)
	Pre-tax settlement charge related to the purchase of annuity contracts to settle a portion of U.S. pension obligations	125	116
	Goodwill impairment charge	585	—
	Other assets impairment charges	255	—
	Cost of repurchase/early redemption of notes	—	27
	Optimization charges on asset portfolio relating to vehicles sold under buy-back commitments	282	165
	Other discrete items	8	22
	Total	1,051	320
b.)	Adjustments impacting Income tax benefit (expense)
	Tax effect of adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates	(106)	(53)
	Adjustments to valuation allowances against deferred tax assets	(82)	(539)
	Other	(12)	(4)
	Total	(200)	(596)
(*) This item includes the negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions.

Net Debt and Net (Cash) Debt of Industrial Activities: Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net (Cash) Debt of Industrial Activities.

Environmental, Social and Corporate Governance (ESG) Highlights
During the year our commitment to sustainability was further strengthened, supported by top management and the Board of Directors. Our efforts towards the continuous improvement of our processes and practices have resulted in improved performance in the various areas of sustainability. The robustness of our commitment to sustainability is reflected in our inclusion in the most prestigious sustainability indexes: in 2020, the Company was reconfirmed as Industry Leader in the Dow Jones Sustainability Indices (DJSI) World and Europe for the tenth consecutive year, receiving a winning score of 89/100. CNH Industrial was included in the CDP Climate Change A-list, in recognition of its actions to optimize energy consumption, reduce CO2 emissions, and mitigate the business risks of climate change.
To support our ESG initiatives, we have also introduced quantifiable ESG-related performance criteria in the 2020 Company Bonus Plan design which we are implementing consistently in 2021 with Company Bonus Plan performance goals, which will impact the variable pay for all the participants, including the CEO and our Senior Leadership Team.

Business Segment Highlights
Our resilient financial performance reflected the commitment of our businesses to meet the needs of customers with innovative and segment-leading products. This effort was recognized by a range of industry accolades as highlighted below:

Agriculture	Construction
▪New Holland Agriculture launched the CH7.70 Crossover Harvesting™ combine range, bringing together outstanding Twin Rotor® separation technology with the brand’s renowned conventional threshing technology.
▪New Holland Agriculture won three of the top 50 ASABE 2020 Innovation Awards for:
–SideWinder™ Ultra armrest, which places all key tractor in-cab controls ergonomically in a single location;
–Ground Speed Management II, available on New Holland’s T5 and T6 midrange tractors, which automatically maintains the requested forward speed at the optimal operating point;
–P-Series Air Cart’s automatic levelling and agitation system for air carts equipped with an auxiliary tank.
▪Case IH won three prestigious ASABE 2020 Innovation Awards for:
–AFS Connect® Magnum series tractor, providing flexibility to manage, monitor, adjust and transfer machine and agronomic data the way producers want;
–2160 Early Riser ® split row fold front planter with its wing wheel system, which provides optimal weight distribution between the tractor and planter;
–Precision Air™ 5 series air cart with curve compensation, which helps ensure proper product distribution.
▪STEYR Konzept won the 2020 MUSE Design Platinum Award in the Conceptual Design category.

▪Electrifing the construction industry with the first fully electric backhoe loader, the CASE 580 EV (Electric Vehicle), demonstrates what is possible in relying on clean energy and alternative fuel solution.
▪CASE showcased the following new products in 2020:
–Project Minotaur, the first integrated compact dozer loader, turning the 2017 concept into reality;
–Project TETRA, a methane-powered wheel loader, for the first time in North America;
–A preview of the new CASE 850N dozer, the first in the upcoming N Series, representing the next phase in electro-hydraulic controls in small- to medium-sized dozers;
–The new B Series compact track loaders and skid steers, which made Equipment Today magazine’s “Contractors’ Top 50 New Products of 2020” list;
–The next generation of the SiteWatch telematics platform, with even easier navigation and overview.
▪CASE Construction Equipment successfully delivered one of its largest orders for 2020, despite the logistical slowdown related to COVID-19: 125 units, consisting of a mix of backhoe loaders, crawler excavators, dozers and grades for the Angolan Ministry of Transport.
▪New Holland Construction introduced new L325 and L330 skid steer loaders, utilizing the FPT F32 engine.
▪New Holland Construction released the FleetForce Telematics Platform with a renewed dashboard, more intuitive navigation and better display of critical information.

From the start of the COVID-19 pandemic, our Company and brands have overcome unprecedented challenges by developing solutions to deliver mission critical equipment the world over. As a clear example, 360 units of agricultural machinery and construction equipment from Case IH, Case Construction Equipment and New Holland Agricultural were delivered to support Uzbekistan’s cotton sector, the country’s principal cash crop.

Commercial and Specialty Vehicles	Powertrain
▪The IVECO S-Way heavy duty truck won the prestigious iF DESIGN AWARD 2020 in the Automobiles/Vehicles Category. The integrated body design communicates technology and power, dynamism and balance, and a refined aesthetic quality.
▪IVECO BUS won the 'Sustainable Bus of the Year' award for the third consecutive year with the Crossway Natural Power in the interurban category. The compressed gas tanks, which are integrated into the roof, are an exclusive, patented feature that optimizes the vehicle's center of gravity for greater on-road stability and increases comfort for both the driver and passengers.
▪IVECO Daily won in four categories at the ETM Awards, a repeated top result designated by readers of the specialist magazines of the ETM publishing house. The Daily was once again the best van under and over 3.5 tons, the best electric van, Daily Electric, and the Daily Tourys was the best midi bus.
▪More than 100 IVECO Bus Crossway buses were delivered to Arriva Transport in the Czech Republic.
▪IVECO delivered a record order of 100 Stralis Natural Power trucks powered by compressed natural gas ("CNG") in South America, the largest order of its kind.

▪As a step forward towards electrification, one of the pillars of the multi-power strategy, FPT Industrial acquired Potenza Technology, a firm in the forefront of electric and hybrid powertrain systems.
▪FPT Industrial’s F28 hybrid engine won “Engine of the Year®” by Diesel magazine thanks to its combination of compactness, productivity and environmental-friendliness, which reduces CO2 emissions to almost zero.
▪FPT Industrial showcased the Cursor X 4.0 Power Source Concept highlighting its four main features: Multi-power, Modular, Multi-application and Mindful.
▪The brand’s technology and innovation leadership was further evidenced when it won the REI award for the FPT F1C Gás Etanol in Brazil and was the first to achieve Stage V certification in South Korea.
▪Record engine production was registered at the brand’s joint venture manufacturing facility in Chongqing, China.
▪FPT Industrial further consolidated its presence in the Chinese market with the delivery of a fleet of 120 SIH Geylon M500 4 x2 port tractors powered by FPT Industrial 350 HP Cursor 9 engines.

Financial Services
▪In 2020, Financial Services continued supporting the sales of our dealers and brands around the world. Financial Services offered extended credit terms and payment moratoriums to dealer and customers in a number of countries impacted by the global pandemic.

Compensation Peer Group
The quality of our leaders and their commitment to the Company are fundamental to our success. Our compensation philosophy supports our business strategy and growth objectives in a diverse and evolving global market. A key principle of our compensation philosophy is to provide a competitive compensation structure that will attract, motivate, and retain highly qualified senior executives.
The Company periodically benchmarks its executive compensation program and the compensation offered to executive directors against peer companies and monitors compensation levels and trends in the market. The Compensation Committee strives to develop a compensation peer group that best reflects all aspects of CNH Industrial’s business and considers, among other things, public listing, industry practices, geographic reach and revenue proximity.
Due to the variety of industries in which we compete and other factors, our Company has few direct business competitors, which makes it difficult to create a representative compensation peer group based on industry, revenues or market capitalization alone. Additionally, notwithstanding CNH Industrial N.V. being a European headquartered Company, evaluation against peer companies incorporated in only the European geographic region is believed to be inappropriately restrictive given the Company’s strong commercial presence in the United States, where as well most of our direct competitors are based. Accordingly, the compensation peer group for the Chief Executive Officer (“CEO”) and the Chairperson includes a blend of U.S. S&P 500 industrial and non-U.S. global industrial companies, targeting an overall median revenue size comparable to CNH Industrial N.V. A blend of both U.S. and non-U.S. companies for the compensation peer group is deemed necessary for meaningful comparisons to the relevant talent market for our executives.
In 2020, a review of the compensation peer group lead to the removal of United Technology which merged with Raytheon to form Raytheon Technologies and whose size is no longer comparable as peer.
The compensation peer group, as shown in the table below, balances both U.S. and European peers to support our need to compete globally for top talent and leaders, given our extensive worldwide presence.

U.S. Companies	Non-U.S. Companies
AGCO Corporation*	AB Volvo*
Caterpillar Inc.*	BAE Systems plc*
Cummins Inc.*	Continental AG
Deere & Company*	Magna International Inc.
General Dynamics Inc.*	Rolls-Royce Holdings plc
Honeywell International Inc.	Traton SE*
Navistar International Corporation*	Valeo SA
PACCAR Inc.*
*Represents principal competitors in our businesses' industries.
With the planned acquisition of Navistar by Traton, we anticipate a further change in the compensation peer group in 2021. Our compensation peer group is utilized to benchmark targeted median pay levels and peer pay practices.

Overview of Remuneration Elements
The following table summarizes the primary remuneration elements for Executive Directors as specified in the Remuneration Policy.

Remuneration Element	Description		2020 Implementation
Base Salary
Fixed cash compensation set competitively relative to appropriate peer group when attracting new talent and maintaining competitive level in line with internal increases and other moderating factors on-going.
See the section specific to the Chairperson and Acting CEO for the 2020 implementation of the Remuneration Policy.
Short-Term Variable	Subject to the achievement of annually pre-established, challenging financial and other designated performance objectives.		No Executive Director was eligible for a Company Bonus Plan award during 2020, but discretion was implemented for a special 2020 award for the Acting CEO role.
Long-Term Variable
To align Executive Directors` interests with Company strategic goals and reward for sustained long-term growth
Two components:
75% based on Company performance awards (Performance Shares Units or PSUs).
25% retention-based awards (Restricted Share Units or RSUs), subject to favorable individual performance and demonstration of Company values.
The Company performance component is subject to the achievement of predetermined challenging performance and market objectives, covering a 3-year performance period.
Equity holding period of five years from grant aligns with Dutch Corporate Governance Code ("DCGC").

A new Long-Term Incentive (LTI) plan was approved at the 2020 AGM for the 2020-2022 performance cycle. With the impact of COVID-19 , the program was delayed and aligned to revised Strategic Business Plan goals beginning with the 2021-2023 performance cycle.

See the section specific to the Chairperson and Acting CEO for the equity awards that either vested or were awarded in 2020.

See the section under Long-Term Variable for the detailed description of the metrics, the goals and vesting conditions of the awards granted in 2020.

All equity awards granted have performance conditions.

Post-Employment Benefits
CEO:
■Retirement savings benefits available to U.S.-based salaried employees.
■Severance protection of 12 months’ base salary, consistent with DCGC best practice.
■Prorated equity award vesting in the event of death, disability or involuntary termination by the Company (not for cause)
■Retiree healthcare benefits

Chairperson:
■Retirement savings benefits comparable to UK-based salaried employees.
■Prorated equity award vesting in the event of death or disability or involuntary termination by the Company (not for cause)

Benefits for the former CEO and the new CEO in 2021 are in-line with the Remuneration Policy.
No benefits were applicable for the Acting CEO role.
No benefits were applicable in 2020, but effective January 1, 2021, the Compensation Committee approved benefits for the Executive Chairperson in-line with the Remuneration Policy.

Other Benefits	CEO: ■U.S. benefits including company car, health, life, accident and disability insurance, and tax assistance. ■Tax equalization for any non-U.S. sourced employment income.	Chairperson: ■Select UK Executive benefits including life, accident and disability insurance. ■Car service for business and private use for security.
Benefits for the former CEO and the new CEO in 2021 are in-line with the Remuneration Policy.
No benefits were applicable for the Acting CEO role.
No benefits were applicable in 2020, but effective January 1, 2021, the Compensation Committee approved benefits for the Executive Chairperson in-line with the Remuneration Policy.

2020 Realized Pay
The tables below show the key components of compensation realized in 2020, base salary and short- and long-term incentives.
CEO
The former CEO’s realized compensation related to the 2020 performance year:

Pay Element USD	CEO 2020 Realized	Memo Annualized at Target
Base Salary(1)	254,980	1,100,000
2020 STI(2)	—	1,375,000
2020 LTI(3)	—	6,000,000
Total Direct:	254,980	8,475,000
Extraordinary(4)	1,551,076	N/A
Total Direct plus Extraordinary:	1,806,056	8,475,000
(1)Reflects base salary through date of separation, March 22, 2020.
(2)No Company Bonus Plan award was earned for 2020; Target was 125% and maximum was 250% of base salary.
(3)The 2020 LTI value reflects retention-based Restricted Share Units (RSUs) when granted and Company performance-based Performance Share Units (PSUs) when vested, consistent with the realized equity award valuation used by corporate governance advisory firms. In 2020, no PSUs vested and no RSU awards were granted in 2020.
(4)The amount includes a payment of 12 months base salary ($1.1 million) as part of separation terms and conditions, provision for 2020 tax services, and unused paid vacation.
Chairperson and Acting CEO
The realized 2020 compensation for the Chairperson in her roles as Chair and Acting CEO:

Pay Element USD	Chairperson 2020 Realized	Memo Annualized	Acting CEO 2020 Realized	Memo former CEO annualized at Target
Base Salary	72,917(1)	250,000	649,194(2)	1,100,000
2020 STI	N/A	N/A	2,500,000(3)	1,375,000
2020 LTI	1,324,800(4)	750,000	N/A	6,000,000
Total Direct (5)	1,397,717	1,000,000	3,149,194(6)	8,475,000
(1)The Chairperson waived her Chairperson compensation from April 16, 2020 through the end of 2020; the amount shown reflects the base salary from January 1, 2020 through April 15, 2020.
(2)The Chairperson assumed the Acting CEO role, effective March 23, 2020. A monthly supplement of $83,333, or $1,000,000 annualized, for the Acting CEO duties was paid less a 50% pay waiver for three months.
(3)A lump sum of $2,500,000 was awarded in recognition of the Acting CEO’s contributions for 2020.
(4)The 2020 LTI value reflects retention and individual performance based Restricted Share Units (RSUs) when granted and Company performance-based Performance Share Units (PSUs) when vested, consistent with the realized equity award valuation used by corporate governance advisory firms. For the value of RSU equity awards that vested during 2020, the Chairperson earned $71,000, as reported in the share table in a later section. In the Summary Remuneration Table, the equity income is reported in alignment with the Dutch Corporate Governance disclosure guidelines which uses the accounting valuation of equity awards expensed during the year.
(5)Not included in the total realized compensation are the Company social contributions on employment income, which is included in the Summary Remuneration table set forth in the Dutch Corporate Governance disclosure guidelines.
(6)For the Acting CEO role, total direct realized compensation was significantly lower than the former CEO’s target compensation, even if prorated for comparable 9 months period. The combined Chairperson and Acting CEO realized pay was less than half of the combined Chairperson and former CEO’s target compensation.
In accordance with the Dutch Corporate Governance Code, the Board discussed with the Chairperson her 2020 compensation and the Chairperson is fully aligned with the compensation awarded.

Internal Pay Ratios
When setting the Executive Directors’ compensation, the Compensation Committee considers both the appropriate external benchmark as well as the internal pay ratios within the Company. Although the primary consideration is market competitiveness to attract and retain highly qualified senior executives in a large, global, complex organization, a baseline internal comparison is set, and trends are tracked. The trend in executives’ compensation is closely and carefully evaluated in relation to the trend in employees’ compensation.
In line with the guidance under the DCGC, the CEO Pay ratio and trend is disclosed in the annual Remuneration Report. The basis of the pay ratio comparison uses the prevalent Dutch methodology of average employee compensation, including all labor costs. Consistent with prior years, CEO compensation and average employee compensation use the accounting value of equity. Under this methodology, the value of an equity award is spread between grant and vesting. The CEO value below includes expense related to performance awards that were ultimately forfeited.
The average employee compensation is the total personnel costs reported in the Annual Report (excluding any Executive Director compensation) divided by average year headcount reported in the Annual Report less the CEO who is included in the total average year headcount. Over the five-year period, the average employee compensation has been impacted, due to changing business conditions, by shifts in the labor market in the different geographies. The average compensation for 2020 was impacted by reduced working hours as a result of the COVID-19 pandemic and its impact on our operations. COVID-19 health and safety protocols were quickly and effectively put in place that allowed us to restore operations in most locations by May.
The five-year trend of CEO pay versus average employee compensation is shown in the following table:

	2020(1)	2019(2)	2018(3)	2017(4)	2016(5)	5-year trend
CEO compensation ($000s)	5,702	6,632	8,738	7,066	3,943	45%
Average Employee compensation (6) ($000s)	60.2	60.5	64.3	62.1	57.6	4.5%
CEO Pay Ratio	95	110	136	114	68	40%
(1)For 2020, data incorporates the compensation of the former CEO and the Acting CEO, as reported in the Summary Remuneration table.
(2)For 2019, CEO compensation is as set forth in the Summary Remuneration table, excluding the 2019 accounting value of the CEO’s one-time “Make Whole” award, granted upon his hire in September 2018 and vested in September 2019. Including the 2019 Make Whole accounting value of $2.8 million, the CEO pay ratio would be 156. The 2019 CEO Pay Ratio calculation includes $2.9 million in accounting value related to the 2017-2019 PSUs that did not meet the threshold achievement for any payout and have been forfeited. The CEO Pay Ratio excluding the forfeited PSU award would be 62.
(3)For 2018, given a partial year in the CEO role, a targeted full year compensation is shown for year-over-year comparison.
(4)For 2017, CEO compensation included the accounting value of equity awards, $2.9 million, as reported in the Summary Remuneration table in the 2017 Remuneration Report. The amount represented the net impact of the cancellation of the prior Company performance share awards covering the 2014-2018 performance period and the granting of a new award for the 2017-2019 performance period.
(5)For 2016, CEO compensation did not include the accounting value of equity awards which was income of $3.0 million due to reversal of previously recognized expense linked to non-market conditions that the Company deemed not probable to achieve, as footnoted in the Summary Remuneration table in the 2016 Remuneration Report.
(6)Average Employee compensation is derived from personnel costs reported under IFRS, which does not include personnel costs for the Executive Directors, divided by the average headcount.

For perspective, the Company`s key performance metrics for the same past five years are shown below:

Selected Performance Data (1)	2020	2019	2018	2017(2)	2016(2)	5-year trend
Adjusted Net Income ($ million)	437	1,178	1,117	651	471	(7.3)%
Adjusted Diluted Earnings/(Loss) per share ($)	0.28	0.84	0.80	0.46	0.34	(17)%
Absolute Total Shareholder Return - Indexed from 2015(3)	178	169	151	179	126	78%
(1)Includes non-GAAP metrics derived from financial information prepared in accordance with U.S. GAAP.
(2)2017 and 2016 figures have been recast following the retrospective adoption, on January 1, 2018, of the new standard for revenue recognition (ASC 606). 2015 figures have not been recast.
(3)Using 21-day average at the beginning and ending of each year and indexing from a 2015 baseline (i.e., index at 100).

In conclusion, the 5-year performance trend of the Company has been significantly impacted by a decline in 2020 operating results due to the COVID-19 pandemic. The comparison to the CEO pay trend is difficult to conclude given the accounting valuation of past equity awards, which does not reflect the pay earned, as well as the changes in CEO over the 5-year period.
2020 Remuneration of the Chairperson and Acting CEO
The following is intended to summarize the general implementation of the Remuneration Policy in 2020 and provide additional context for understanding the actual compensation paid in 2020.
Base Salary
The base salary for the Executive Directors takes into consideration the executive’s skills, scope of job responsibilities, experience, and competitive market, and compensation peer group pay comparisons. Although benchmarking revealed a competitive gap in the Chairperson compensation, no action was taken during 2020 to realign the Chairperson’s annual base salary of $250,000. The Chairperson`s salary was increased effective January 1, 2021 to align to a competitive level for the Executive Chair role.
With the Chairperson taking on additional responsibilities of Acting CEO, effective with the change in CEO on March 23, 2020, a temporary Acting CEO base salary supplement of $1,000,000 per annum payable in monthly installments (a monthly supplement of $83,333) until December 31, 2020 was paid to Lady Heywood, representing a competitive base salary for her substantially expanded Executive Director duties. This compares to the former CEO’s annualized base salary that was $1,100,000 and is below median of our compensation peer group for CEO base pay.
In response to the COVID-19 crisis and in solidarity with the actions that the Board and senior management made to partially offset to the adverse economic impact of COVID-19 on the Company’s results, Lady Heywood voluntarily agreed to the following:
▪all of the Chairperson’s executive director compensation from April 16, 2020 through the end of 2020 ($177,083 of $250,000) was waived;
▪50% of the Acting CEO supplement for a period of three months, corresponding to $125,000, was waived.
Variable Pay
Our Executive Directors are eligible to receive variable compensation contingent on the achievement of pre-established, challenging financial and other designated performance objectives. The variable components of our Executive Directors’ remuneration, both the short- and the long-term incentives, where applicable, demonstrate our commitment to shareholders and long-term value creation by using metrics that align with our business strategy of delivering exceptional operating performance and shareholder returns.
As specified by the DCGC, scenario analyses are carried out annually to examine the relationship between the performance criteria chosen and the possible outcomes of variable remuneration of the Executive Directors. Such analyses were carried out for the 2020 financial year and the Company found a strong link between remuneration and performance and concluded that the chosen performance criteria strongly support the Company’s strategic objectives and are appropriate under both the short-term and long-term incentive components, where applicable, of total remuneration.
Short-Term Incentives
The Executive Directors did not participate in the annual Company Bonus Plan for 2020. However, in light of the exceptional circumstances, a special award of $2.5 million was awarded and paid to Lady Heywood in December 2020, in recognition of the additional duties she assumed as Acting CEO and as the sole Executive Director, successfully leading the Company through the challenges of the COVID-19 pandemic, and successfully managing the key COVID-19 response priorities as Acting CEO, in addition to the Chairperson role. The special award was approved by the Board at the recommendation of the Compensation Committee, in accordance with their authority to temporarily deviate from the Remuneration Policy in case of exceptional circumstances.
In exercising its discretion in granting this award, the Compensation Committee considered the many business continuity accomplishments in 2020: generating a better than expected profit in the midst of a major downturn in market demand, keeping our customers supplied with needed service parts, product support, and financing assistance that enabled their business continuity, which in turn supported the Company’s operations. Immediate and impactful cost containment and cash preservation actions helped to improve our cash position which along with a healthy liquidity position reserves ensured funding requirements throughout 2020 and positions us well for 2021. We prioritized the health and safety of our employees by implementing stringent health and safety protocols including temperature checks, supplying personal protective equipment, conducting mandatory training, and enforcing social distancing in all locations. We also implemented reporting capabilities, to be able to track the application of the health and safety protocols and to properly respond problems and issues.

2020 Company Bonus Plan and 2021 Company Bonus Plan Outlook
The Compensation Committee approved the 2020 Company Bonus Plan design which included financial measures of consolidated revenue, cash conversion ratio, adjusted EBIT margin % and two ESG measures: CO2 emissions and Accident Frequency Rate, in line with market practices.
The table below shows the metrics and goal setting as set forth in the original plan design, which was not implemented due to the severe and material impacts of the COVID-19 pandemic, particularly in the first half of 2020, which necessitated a fundamental adjustment to the Company Bonus Plan design.

KPIs		Weighting	Threshold	Target	Max
Consolidated Revenue Growth $M (@CC)		20%	$26,748	$28,156	$30,971
Consolidated Adjusted EBIT Margin %		40%	5.96%	6.62%	7.94%
Cash Conversion Ratio %		20%	39.50%	49.37%	64.18%
ESG KPIs	CO2 Emissions %	10%	(43.70)%	(46.00)%	(52.90)%
	Accident Frequency Rate	10%	0.20	0.19	0.16
To address the challenges imposed by the COVID-19 pandemic and focus the Company on revised key priorities of employee health and safety, business continuity and financial performance, and support of our dealers and suppliers, the Compensation Committee approved a 2020 Company Bonus Plan with the following design: no Executive Directors would be eligible to participate, there would be one award group, the goals and objectives would be aligned with the foregoing key priorities, and payments under the modified Company Bonus Plan would be in the discretion of the Company taking into consideration the Company’s financial condition.
For 2021, the Company Bonus Plan will follow the 2020 original plan design, incorporating targets aligned with 2021 budget and goals, as shown in the table below. The 2021 targets were impacted by our COVID-19 affected 2020 financial results.

KPIs		Weighting	Threshold	Target	Max
Consolidated Revenue $M (@CC)		20%	$28,386	$29,880	$32,868
Consolidated Adjusted EBIT Margin %		40%	5.00%	5.60%	6.70%
Cash Conversion Ratio %		20%	55.60%	69.50%	90.40%
ESG KPIs	CO2 Emissions %	10%	(47.00)%	(49.50)%	(56.90)%
	Accident Frequency Rate	10%	0.18	0.17	0.15
Long-Term Incentives
2020-2022 Long-Term Incentive Plan
The long-term incentive plan for the 2017-2019 performance cycle ended in 2020. The Company did not achieve the designated plan performance objectives. Accordingly, no performance share units were awarded under the 2017-2019 long-term incentive plan.
At the annual general meeting in April 2020, shareholders approved a new long-term incentive plan beginning with the 2020-2022 performance cycle. In addition, shareholders approved an increase in the number of shares available for issuance under the Company’s current general equity incentive plan (“EIP”), and a new long-term incentive program under the EIP (“LTIP”). Up to a maximum of fifty million common shares (or rights to subscribe for shares) may be issued under the amended EIP, of which 7 million common shares (or rights to subscribe for shares) are reserved for issuance to the executive directors under the LTIP for a five-year period, 2020 through 2024, consistent with the Company`s strategic time horizon presented at the Company’s Capital Markets’ Day (“CMD”) event on September 3, 2019.
Subsequent to the AGM approval, the COVID-19 pandemic fundamentally changed the financial performance that the Company projected for 2020. Although the Company remains committed to its announced strategic plan, the timing of achieving the targets has been impacted by the COVID-19 pandemic and creates a higher level of uncertainty. Accordingly, we postponed the implementation of the LTIP in order to refresh the Strategic Business Plan to reflect our updated forecasts, and based on these, have reset our LTIP to reflect adjusted long-term goals to align the organization on the core targets while leaving the design of the LTIP unchanged. Due to the need to focus our efforts on managing the impact of COVID-19 on our business operations and recalibrating financial objectives, we have elected to adjust the relevant performance period to the 2021-2023 period rather than the originally planned 2020-2022 period. This adjustment to the performance period was recommended by the Compensation Committee (in accordance with its authority to temporarily deviate from the Remuneration Policy in case of exceptional circumstances) and approved by the Board. This means that the Company performance component of the Executive Director’s targeted annual incentive, weighted 75%, was not granted given the difficulty of setting COVID-19 impacted goals.
It should be noted that the deferral of the front-loaded grant to the 2021-2023 cycle also served to help the Company with its objective of ensuring business continuity as the related share-based compensation expense was spread out over a year later than it would have been under the original plan, with vesting completing in early 2024 rather than early 2023. This allowed a more manageable expense in the initial critical years which were and continue to be the most challenged by the impact of COVID-19. This is one example of the alignment of our compensation actions with the interests of shareholders, which is an underlying principle of the LTI plan.
In recognition of the successful execution of the critical priorities for 2020 - safeguarding employee health and safety, ensuring business continuity, and assisting suppliers, dealers, customers, and the communities where we work and live - in December the Board approved a one-time share award for the Chairperson. The one-time share award was approved by the Board at the recommendation of the Compensation Committee, in accordance with its authority to temporarily deviate from the Remuneration Policy in case of exceptional circumstances. The Chairperson received a grant of 17,000 RSUs on December 14, 2020 for her commitment and dedication to guide CNH Industrial through the unprecedented year and to maintain profitability and liquidity to ensure business continuity. The RSUs vested on December 31, 2020. This award was not supplemented for the Acting CEO role. In summary, the Company performance component of the Chairperson’s targeted annual incentive, weighted 75%, was not granted given the difficulty of setting COVID-19 impacted goals and the RSUs award was granted consistent with the individual performance component of the Chairperson’s 2020 targeted annual incentive which is weighted 25%.
2021-2023 Long-Term Incentive Plan
As mentioned above, we realigned the performance period for the LTIP to 2021-2023. The new 2021-2023 LTIP, comprised of both a Company Performance component and an Individual Performance component, was rolled out in December 2020 and incorporates the shareholder approved plan design. The Executive Directors, Senior Leadership Team and other key leaders participate in the 2021-2023 LTIP, based on eligibility requirements.
The Chairperson was granted on December 14, 2020 the following:
▪The total PSU and RSU awards were valued at 3 times the targeted annual long-term incentive to provide an average annual targeted value over the 3 years of $1,500,000 (i.e. 300% of the new base salary, $500,000);
▪The revised target LTIP was derived from a benchmark study of companies with separate Chair and CEO roles to assess competitive Chair to CEO compensation ratios. Both European and U.S. practices were reviewed, and the proposal aligns the Chairperson’s total direct compensation with the lesser value European practice compared to the higher value U.S. practice;
▪309,000 PSUs which cliff vest in February 2024, subject to the achievement of two financial metrics weighted equally and adjusted by a range of plus/minus 25% TSR multiplier based on ranking versus a comparator group of industry peers;
▪103,000 RSUs which vest in three equal installments on April 30, 2022, April 30, 2023, and April 30, 2024 and are subject to acceptable individual performance and demonstration of Company values;
▪As approved by the shareholders at the 2020 AGM, the awards reflect the last front-loaded end-to-end grant for a 3-year performance cycle.
All shares received post-vesting must be held for a period of five years from the grant date.
The Board of Directors believes that the equity awards granted in December 2020 are consistent with our compensation philosophy, and that the new 2021-2023 LTIP is in line with market trends for long term incentive plans. Along with the share ownership and share retention requirements in place for the Executive Directors, the plan design assures alignment between the Company’s performance and shareholder interests, by linking the Executive Directors’ compensation opportunity to increasing shareholder value.
Details on the 2021-2023 Long-Term Incentive Plan
Executive Directors and other key executives participate in the Company Long-Term Incentive Plan. As was approved by shareholders, the plan design includes a change from a front-loaded end-to-end grant cycle to annual rolling grants (a more prevalent market practice). To facilitate this change, the plan contains a one-time transition grant of PSUs and RSUs valued at three (3) times the targeted annual LTIP. This transition grant allows a competitive LTIP offering on an average annual basis over the three years. The subsequent annual grants will be valued as one (1) time targeted annual LTIP value awards, allowing for annual granting and payout opportunity, and will continue to be subject to long-term 3-year performance periods.
The PSUs will be subject to the achievement of certain performance targets as further described below, while the RSUs will be subject to acceptable individual performance and demonstration of Company values.

▪The PSU awards are based on the achievement of defined key performance indicators relating to: (i) Average of Industrial Return on Invested Capital (“RoIC”), weighted 50% and (ii) Cumulative Adjusted Earnings Per Share (“EPS”) weighted 50%. The Company’s Total Shareholder Return (“TSR”) ranking among a pre-selected comparator group at the end of the three-year performance period will act as downward/upward multiplier that can adjust the award from 0.75 to 1.25.
The TSR comparator group consists of the following companies: AB Volvo, AGCO Corporation, Caterpillar Inc., Cummins Inc., Deere & Company, Komatsu Ltd., Kubota Corporation, PACCAR Inc., and Traton SE. The Compensation Committee may adjust the TSR comparator group in the event of any merger, combination or other event affecting the comparator companies.
The PSUs awarded under the 2021-2023 LTIP performance cycle will vest on February 28, 2024, based on the achievement of each target of RoIC and EPS determined independently, and as adjusted according to the TSR multiplier. Hence, the total number of common shares that will be issued upon vesting of the PSUs will depend on the level of achievement of RoIC and EPS and the downward/upward effect of TSR, but subject to an overall maximum of 200% of the target award.
The following table shows the goals for threshold, target and outstanding achievement of the two financial metrics, and possible payout combinations.

The earned payout achieved under the two weighted financial metrics, RoIC and Adjusted EPS, will be adjusted for the TSR percentile ranking according to the following chart:

Percentile Ranking	Relative TSR Multiplier(1)
Outstanding: 75th	1.25(2)	(1)Multiplier prorated between threshold, target and outstanding percentile ranking. (2)Maximum overall payout capped at 2 times target.
Target: 50th	1.00
Threshold: 25th	0.75
▪The RSUs under the 2021-2023 LTIP award, per the plan design approved at the 2020 AGM, will vest in three annual installments on April 30, 2022, April 30, 2023 and April 30, 2024. This allows partial interim vesting opportunity over the new 3 year cycle, given the prior end-to-end 3 year cycle (covering 2017-2019) had the last RSU vesting in June 2020 and the same prior plan’s PSUs, that were to have cliff vested in February 2020, (but did not vest because performance goals were not achieved). The RSUs require acceptable individual performance and demonstration of Company values which the Compensation Committee will assess prior to each respective vesting date and before approving any payout/vesting.
Post-Employment and Other Benefits
For the Chairperson, no benefits were applicable during 2020, but upon a competitive review, the Compensation Committee approved, effective January 1, 2021, the following customary and usual benefits in-line with the Remuneration Policy.
▪Retirement savings benefits comparable to U.K.-based salaried employees, based on the same nationally determined annual U.K. pensionable earnings cap for all U.K. employees.
▪Select U.K. executive benefits including life, accident, and disability insurance.

▪Car service for business and private use for security. The car service is lieu of a Company car benefit which is provided to other U.K. executives and managers and provides security for the Chairperson.
These benefits provide basic assurances of loss income protection and retirement income for the Chairperson role which was previously a competitive gap and undue financial risk for the Chairperson and her family.
Post-employment and other benefits are also applicable for the CEO effective January 2021.
Pension and Retirement Savings
The former CEO participated in the same Company sponsored retirement savings programs available to all salaried employees of CNH Industrial America LLC, as will the new CEO who will be U.S. based. During 2020, the Chairperson did not participate in any Company sponsored retirement savings program, but CNH Industrial N.V. pays social contribution fees mandatorily due under U.K. law. No changes were made in 2020 but Company match contributions available to other salaried employees in the U.K. will be made available to the Chairperson effective January 1, 2021.
Other Benefits
We offer customary perquisites and fringe benefits to our CEO, such as a Company car, medical insurance, accident insurance, tax preparation assistance, and relocation and retiree healthcare benefits. Furthermore, in the event of an involuntary termination of employment other than for cause, the CEO is entitled to twelve months’ base salary, while remaining subject to restrictive covenants, such as non-competition and non-solicitation for a period of two years. With the separation of the former CEO, the Company agreed to the 12 month base salary payment, which was paid out in full in 2020. As set forth in the former CEO’s employment agreement, the last 2017-2019 RSU installment was prorated and delivered in 2020.
The provision that outstanding equity awards are subject to prorated vesting in the event of death, disability or involuntary termination by the Company (other than for cause) is applicable for the Chairperson and the new CEO. This provision was an incoming requirement by both the former CEO and the new CEO and is a customary practice among our compensation peer group. Benefits for the former CEO and the new CEO in 2021 are aligned with the Remuneration Policy.
No benefits were applicable for the Acting CEO role and no benefits were applicable for the Executive Chairperson in 2020, but effective January 1, 2021, the Compensation Committee approved benefits aligned with the Remuneration Policy.
Tax Equalization
The former CEO, as a function of the global nature of the role in the Company, was subject to tax on employment income in multiple countries and subject to the Company’s tax equalization policy on all employment earnings. Tax equalization provisions will be available to the new CEO, as applicable. For the Chairperson, no tax equalization has been applicable. This represents no change from prior years.
Stock Ownership
Our Board recognizes the critical role that executive stock ownership has in aligning the interests of management with those of shareholders. Accordingly, the Executive Directors are subject to share ownership guidelines which require owning shares with an aggregate value of not less than five (5) times base salary within five (5) years from the start of their respective assignments. The Compensation Committee assesses on an annual basis the Executive Directors’ progress toward meeting this objective. As of December 31, 2020, the Chairperson owned 137,101 shares (129,389 shares after the sale, occurred in January 2021, to cover withholding obligation). With a share price of $12.84 on December 31, 2020, the fair market value of the Chairperson’s Company holdings at year-end 2020 was in excess of five (5) times her base salary of $250,000.
Recoupment of Incentive Compensation (Claw back Policy)
The Board is dedicated to maintaining and enhancing a culture focused on integrity and accountability. The Recoupment Policy in the Company’s Equity Incentive Plan, which defines the terms and conditions for any subsequent long-term incentive program, and the Company Bonus Plan, which defines the short-term incentive program, as well as in any executive employment agreements, authorizes the Company to recover, or “claw back,” incentive compensation with the ability to retroactively make adjustments if any cash or equity incentive award is predicated upon achieving financial results and the financial results are subject to an accounting restatement.
No recoupment of incentive compensation was warranted under any incentive plan during 2020.

Terms of engagement
Each of the Executive Directors is engaged by the Company on the basis of a written agreement for an indefinite period of time and are employed at will, meaning either party can terminate the engagement at any time. They are appointed by shareholders as a director of the Company for a period of approximately one year (i.e. until the date of the annual general meeting of shareholders in the calendar year following the year of appointment).
Remuneration for Non-Executive Directors
The remuneration of Non-Executive Directors is governed by the CNH Industrial N.V. Remuneration Policy, which was approved by the Company’s shareholders at the 2020 AGM. The current remuneration structure for the Non-Executive Directors is consistent with the Remuneration Policy, as shown in the table below.

Non-Executive Director Compensation	Total
Annual Cash Retainer	$125,000
Additional retainer for Audit Committee member	$25,000
Additional retainer for Audit Committee Chairperson	$35,000
Additional retainer for member of other Board committees	$20,000
Additional retainer for Chairperson of other Board committees	$25,000
In support of the Company’s COVID-19 response, all of the Non-Executive Directors voluntarily waived their entire fees from the start of the new Board year, April 16, 2020 through the end of December 2020. The Summary Remuneration Table reflects the actual pay received for 2020.
The Non-Executive Directors receive their annual retainer fee, committee membership, and committee chair fee payments (collectively, “Fees”) only in cash. Remuneration of Non-Executive Directors is fixed and not dependent on the Company’s financial results. Non-Executive Directors are not eligible for variable compensation and do not participate in any Company incentive plans. Consistent with the Remuneration Policy, Directors do not receive benefits upon termination of their service as directors.
In 2019, upon the recommendation of the Compensation Committee, the Board resolved to implement share ownership guidelines for the Non-Executive Directors. Applicable to Non-Executive Directors appointed in April 2019 or thereafter, Non-Executive Directors are required to own Company shares in an aggregate amount of not less than one time their annual retainer fee, which is $125,000, within 24 months of appointment to the Board. The Non-Executive Directors are expected to hold Company shares as a long-term investment and, as such, are expected to hold their Company shares while on the Board and for an additional three months after their Board service terminates. With the voluntary waiver of Non-Executive Director compensation in 2020, the share ownership date was extended by 9 months.

IMPLEMENTATION OF REMUNERATION POLICY IN 2020
The following table summarizes remuneration paid or awarded (in USD) to CNH Industrial N.V. Directors for the years ended December 31, 2020 and 2019 (the “Summary Remuneration table”):

Board of Directors	Position	Year	Fixed Remuneration			Variable Remuneration		Extra-ordinary Items(4)	Pension & Similar Benefits(5)	Total Remuneration	Proportion of fixed to variable remuneration(6)
			Base Salary or Fees		Fringe Benefits (1)	One-year Variable(2)	Multi-year Variable(3)
MÜHLHÄUSER Hubertus	CEO	2020	254,980		225,076	—	30,934	1,551,076	45,366	2,107,432	31%
		2019	1,102,242		211,050	367,000	4,423,674	3,100,417	238,449	9,442,832	18%
HEYWOOD Suzanne	Acting CEO	2020	649,194	(7)	—	—	—	2,500,000	445,861	3,595,055	26%
	Chairperson	2020	72,917	(8)	—	—	336,236	—	8,625	417,778	24%
		2019	272,917	(9)	—	—	436,892	—	47,365	757,174	68%
BUFFETT Howard W.	Director	2020	—		—	—	—	—	—	—	N/A
CONNORS Nelda	Director	2020	—		—	—	—	—	—	—	N/A
ERGINBILGIC Tufan	Director	2020	—		—	—	—	—	—	—	N/A
GEROWIN Mina	Director	2019	72,500		—	—	—	—	8,424	80,924	N/A
HOULE Léo W.	Senior Non-Executive Director	2020	85,000		—	—	—	—	—	85,000	N/A
		2019	171,750		—	—	—	—	—	171,750	N/A
KALANTZIS Peter	Director	2019	85,000		—	—	—	—	—	85,000	N/A
LANAWAY John	Director	2020	75,000		—	—	—	—	—	75,000	N/A
		2019	150,000		—	—	—	—	—	150,000	N/A
NASI Alessandro	Director	2020	85,000		—	—	—	—	—	85,000	N/A
		2019	85,000		—	—	—	—	—	85,000	N/A
SCHEIBER Silke	Director	2020	75,000		—	—	—	—	8,846	83,846	N/A
		2019	150,000		—	—	—	—	31,482	181,482	N/A
SIMONELLI Lorenzo	Director	2020	75,000		—	—	—	—	—	75,000	N/A
		2019	75,000		—	—	—	—	—	75,000	N/A
SØRENSEN Vagn	Director	2020	—		—	—	—	—	—		N/A
TABELLINI Guido	Director	2019	72,500		—	—	—	—	—	72,500	N/A
TAMMENOMS BAKKER Jacqueline	Director	2020	82,500		—	—	—	—	9,881	92,381	N/A
		2019	155,000		—	—	—	—	32,345	187,345	N/A
THEURILLAT Jacques	Director	2020	80,000		—	—	—	—	1,706	81,706	N/A
		2019	160,000		—	—	—	—	19,177	179,177	N/A
(1) The amount includes the use of transportation, (Company car and aircraft usage), Company cost of life and health insurance benefits.
(2) The 2019 amount represents the bonus earned for the performance year and paid in 2020. No bonus was earned for 2020 performance year for either of the Executive Directors.
(3) The amounts represent the Company's share-based compensation expense under applicable accounting standards relating to grants issued to the Executive Directors under LTI programs covered by the CNH Industrial N.V. Equity Incentive Plan. The amounts include share-based compensation expenses related to the 2017-2019 PSUs that did not meet the threshold achievement for any payout, $2.9 million and $0.3 million respectively for the CEO and Chairperson in 2019.

(4) For the former CEO, Hubertus Mühlhäuser, the 2020 amount includes, a payment of 12 months base salary ($1.1 million), a provision for 2020 tax services ($0.3 million) as part of separation terms and conditions, and unused paid vacation ($0.1 million), during the former CEO’s active service. For 2019, the amount includes relocation benefits and the share-based compensation expense related to the CEO’s “Make Whole” award, $2.8 million.
(5) For the former CEO, the 2020 amount includes Company contributions to U.S. Social Security and Medicare. All provisions for Company match of retirement savings and deferred compensation, and retiree healthcare benefits reported in prior years have been reversed as the vesting period was not met at time of separation of employment. For the other Directors, the amount includes Company contributions into the U.K. National Insurance.
(6) Ratio of the percentage of fixed pay elements over the percentage of variable pay elements. Variable elements include variable Incentives, extraordinary items, and the pension benefits derived from variable remuneration and extraordinary items. The Non-Executive Directors have no variable compensation elements, so this ratio is not applicable.
(7) For the additional Acting CEO duties, an annual supplement of $1.0 million was paid in monthly installments from the effective date of the Acting CEO role, March 23, 2020 through the end of the December 31, 2020. For three full monthly supplements, 50% was waived by Suzanne Heywood in solidarity of the Company’s COVID-19 response.
(8) For Suzanne Heywood’s Chairperson role, she voluntary waived all of her Chair fees from April 16, 2020 through the end of December 31, 2020.
(9) The amount includes the prorated fees for the Chairperson role from November 29, 2018 through December 31, 2018 paid in January 2019. Full year fees are $250,000.
The following table summarizes remuneration paid or awarded (in USD) to Directors of CNH Industrial N.V. for roles held in subsidiaries of CNH Industrial N.V. for the year ended December 31, 2020:

Board of Directors	Position	Year	Fixed Remuneration		Variable Remuneration		Extra-ordinary Items	Pension & Similar Benefits(4)	Total Remuneration	Proportion of fixed to variable remuneration
			Fees(1)	Fringe Benefits	One-year Variable(2)	Multi-year Variable(3)
NASI Alessandro	Chairman Iveco Defence S.p.A	2020	172,999	4,659	317,724	202,024	—	110,497	807,903	33%
NASI Alessandro	Chairman Iveco Defence S.p.A	2019	126,383	—	—	564,359	—	26,407	717,149	27%

(1) The amount is the fees for the Chairman of Iveco Defence S.p.A role; in 2020, full year Euro 150,000 and in 2019, effective from April 1.
(2) A special recognition lump sum payment was made in recognition of the contributions over the CNH Industrial 2017-2019 performance period.
(3) The 2020 amount is the remaining share-based compensation from his CNH Industrial 2017-2019 RSU award which had the last one-third installment vest on June 30, 2020. The 2019 amount is the share-based compensation for Mr. Nasi prorated from the date of his appointment to CNH Industrial N.V. Board of Directors to the end of the year and includes $374k in share-based compensation expense related to the 2017-2019 PSUs that did not meet the threshold achievement for any payout.
(4) The amount includes the Company social contributions in Italy on employment income.

Year-Over-Year Remuneration
For year-over-year reference, as required by the Dutch Civil Code requirements, the following table shows the compensation change over each of the past five years (in US$ 000s):

Board of Directors	Position	2020 vs 2019	2019 vs 2018	2018 vs 2017	2017 vs 2016
HEYWOOD Suzanne(1)	Acting CEO	3,595	—	—	—
MÜHLHÄUSER Hubertus(1)	CEO	(7,333)	5,911	3,532	—
TOBIN Richard(2)	CEO	—	(508)	(6,558)	3,123
HEYWOOD Suzanne(2)	Chairperson	(339)	757	—	—
MARCHIONNE Sergio(2)	Chairman	—	(2,840)	(2,311)	2,422
ELKANN John(3)	Senior Non-Executive Director	—	—	—	(44)
BUFFETT Howard W.(7)	Director	—	—	—	—
ERGINBILGIC Tufan(7)	Director	—	—	—	—
GEROWIN Mina(4)	Director	(81)	(81)	(1)	(1)
GRIECO Maria Patrizia(3)	Director	—	—	—	(36)
HEYWOOD Suzanne(2)	Director	—	(170)	—	43
HOULE Léo W.(8)	Senior Non-Executive Director	(87)	2	(2)	8
KALANTZIS Peter(4)	Director	(85)	(85)	—	—
LANAWAY John	Director	(75)	—	—	—
NASI Alessandro(5)	Director	—	85	—	—
CONNORS Nelda(7)	Director	—	—	—	—
SCHEIBER Silke(6)	Director	(98)	14	(1)	42
SIMONELLI Lorenzo(5)	Director	—	75	—	—
SØRENSEN Vagn(7)	Director	—	—	—	—
TABELLINI Guido(4)	Director	(73)	(73)	—	5
TAMMENOMS BAKKER Jacqueline	Director	(95)	25	(1)	(1)
THEURILLAT Jacques	Director	(97)	—	(1)	—

(1) During 2020, the Company’s Executive Directors changed. Effective March 22, 2020, Hubertus Mühlhäuser stepped down from the CEO role and Suzanne Heywood assumed the Acting CEO duties in addition to her Chairperson duties for the remainder of 2020. Subsequent to 2020, a new CEO, Scott Wine, joined the Company, effective January 4, 2021.
(2) During 2018, the Company’s Executive Directors changed. At the end of April, the former CEO, Richard Tobin, left the Company voluntarily, and Derek Neilson, one of our senior managers, was appointed as Chief Executive Officer, Ad Interim. On September 17, 2018, Hubertus Mühlhäuser, recruited externally, assumed the position of CEO. On July 21, 2018, the Board of Directors, having been apprised of the deteriorating health situation of its Chairman Sergio Marchionne, appointed Lady Heywood as Chairperson with immediate effect. On July 25, 2018, Mr. Marchionne passed away. Shareholders appointed Lady Heywood and Mr. Mühlhäuser as Executive Directors at the November 29, 2018 Extraordinary General Meeting. Lady Heywood’s Chairperson fees prorated from November 29, 2018 through December 31, 2018 were paid in January 2019.
(3) The following Directors stepped down from their Board of Directors roles in 2016: Mr. Elkann and Ms.Grieco.
(4) The following Directors stepped down from their Board of Directors roles in 2019: Ms.Gerowin, Mr. Kalantzis, and Mr. Tabellini.
(5) The following Directors were appointed their Board of Directors roles in 2019: Mr. Nasi and Mr. Simonelli.
(6) Ms. Scheiber was appointed to the Board of Directors in 2016 and stepped down in 2020.

(7) The following Directors were appointed their Board of Directors roles in 2020: Mr. Sørensen, Mr. Buffett W, Mr. Erginbilgic. Ms. Connors stepped down from her Board of Directors roles in 2020.
(8) Mr. Houle was appointed Senior Non-Executive Director in 2017.
SHARE OWNERSHIP
Collectively, our Executive Directors and Non-Executive Directors own less than one percent of our outstanding common shares. Since 2019, the Company has established share ownership guidelines for both the Executive Directors and Non-Executive Directors. The following table summarizes the number of CNH Industrial common shares owned by our directors as of February 25, 2021.

CNH Industrial Directors owning CNH Industrial Common Shares at February 25, 2021	Common Shares(1)
Suzanne Heywood	129,389
Léo Houle (2)	57,259
Alessandro Nasi	348,994
John Lanaway	37,286
Lorenzo Simonelli	14,327
Jacques Theurillat	18,422
Howard W. Buffett	17,866
Vagn Sørensen	27,000
CNH Industrial Senior Leadership Team owning CNH Industrial Common Shares at February 25, 2021
Luc Billiet	120,027
Brad Crews	19,836
Vilmar Fistarol	188,585
Oddone Incisa	136,207
Jay Iyengar	15,964
Gerrit Marx	177,302
Derek Neilson	414,555
Stefano Pampalone	151,257
Annalisa Stupenengo	115,630
Tom Verbaeten	115,411
Andreas Weishaar	182,075
(1) No one member beneficially owns more than 1% of our common shares.
(2) Mr. Houle also holds 57,259 special voting shares associated with his common shares.

SHARE AWARDS
The following table summarizes unvested performance share units and restricted share units held by Executive Directors and Non-Executive Directors as of December 31, 2020:

						Information regarding the reported financial year
The main conditions of share unit plans						Opening Balance	During the Year			Closing Balance			Accounting Expense(2)
							Shares Awarded		Shares Vested
Name of Director, Position	Award Name	Performance Period	Award Date	Vesting Date	End of Holding Period	Shares Awarded at the Beginning of the Period	FMV at Grant (US$000s)	Shares Forfeited	FMV at Vest (US$000s)	Share Subject to a Performance Condition	Shares Unvested	Shares Subject to a Holding Period(1)	US$000s
MÜHLHÄUSER Hubertus, former CEO	2017-2019 RSU(3)	09/17/18 - 06/30/20	09/17/18	05/21/20	n.a.	82,150	—	12,600	69,550	—	—	—
						—	—	—	390	—	—	—	31
	2019 RSU	01/30/19 - 02/01/21	01/30/19	n.a.	n.a.	97,300	—	97,300	—	—	—	—
									—				—
HEYWOOD, Suzanne Chairperson	2017-2019 RSU(3)	11/29/18 - 06/30/20	11/29/18	06/30/20	11/29/23	10,150	—	—	10,150	—	—	10,150
									71				72
	2020 RSU(4)	01/01/20 - 12/31/20	12/14/20	12/31/20	12/14/25	—	17,000	—	17,000	17,000	—	17,000
						—	188		218				265
	2021-2023 PSU(5)	01/01/21 - 12/31/23	12/14/20	02/28/24	12/14/25	—	309,000	—	—	309,000	309,000	309,000
							3,410		—				—
	2021-2023 RSU(5)	01/01/21 - 12/31/23	12/14/20	04/30/22 04/30/23 04/30/24	12/14/25	—	103,000	—	—	103,000	103,000	103,000
							1,137		—				—
NASI, Alessandro	2017-2019 RSU(3)	12/22/17 - 06/30/20	12/22/17	06/30/20	06/30/20	30,667	—	—	30,667	—	—	—
								—	217				202
					Total Shares:	220,267	429,000	109,900	127,367	429,000	412,000	439,150
					Total FMV ($000s)		4,735		896				570

(1) The gross shares of the awards that vested during 2020 are shown in the table, but only the related after-tax shares delivered are subject to the holding period. Shares were sold to cover withholdings.
(2) The accounting valuation of share-based compensation expense is the value reported for equity awards in the Summary Remuneration table.
(3) This RSU award is the last installment of the individual performance based equity award under the 2017-2019 performance cycle. for the former CEO the 2019 RSUs were forfeited upon separation. due to the separation no holding period applies.
(4) A special RSU award was granted at the end of 2020 for immediate vesting, in recognition of successful execution of CEO transition and COVID-19 response.
(5) The new LTI plan begins with the 2021-2023 performance cycle and consists of a Company performance component, with potential vesting of PSUs, and an individual performance component, with potential vesting of RSUs. The PSUs vest at the end of the performance cycle and the RSUs vest in three equal annual installments over the performance cycle.
Executive Officers’ Compensation
The aggregate amount of compensation paid to or accrued for executive officers that held office during 2020 was approximately $26.8 million, including $2.0 million in pension and similar benefits paid or set aside by us. The aggregate amounts included those paid to or accrued for 11 executives at December 31, 2020.

Independence of Compensation Consultant
The Compensation Committee’s charter provides that the Committee has sole authority to engage the services of independent compensation external advisors. While the Committee did not engage independent compensation external advisors in 2020, the Committee was occasionally advised by representatives of Willis Towers Watson PLC and Freshfields Bruckhaus Deringer LLP on executive compensation matters. The Committee found that the information provided by such advisors provided important perspectives about market practices for executive compensation, the levels and structure of the compensation program and compensation governance. During 2020, the foregoing advisors performed services such as:
▪Provided regulatory education to the Committee
▪Provided benchmark on peer Company analysis and selection
▪Provided information and advice relating to executive compensation matters
During 2020 the Committee reviewed the factors influencing independence and determined that no conflict of interest exists with respect to Willis Towers Watson and Freshfields Bruckhaus Deringer.
Changes to 2021 Remuneration
The following changes were made to the Executive Directors’ remuneration effective 2021, which are in line with the Remuneration Policy:

Remuneration Element	CEO	Chairperson
Annual Base Salary	$1,700,000	$500,000
	Positioned in the upper percentile of peer group, required to attract a high caliber CEO to lead the Company, effective upon hire date, January 4, 2021	To align salary to a competitive level for Executive Chair role, effective January 1, 2021
Short-Term Variable	200% of base salary at target	No participation in annual bonus plan; no change
Long-Term Variable	$12,000,000 annual target (~706% of base salary)	$1,500,000 annual target (300% of base salary)
	Will participate in the front-loaded 2021-2023 LTI plan, with 3x annual target award, split 75/25 PSUs/RSUs	Target % of base salary did not change; target LTI value increases due to increase in base salary.
Basis for the 2021-2023 LTI award values
Post-Employment Benefits	■Retirement savings benefits available to U.S.-based salaried employees	■Added retirement savings benefits comparable to U.K. Salaried employees
	■Prorated equity award vesting in the event of death, disability or involuntary termination by the Company (other than for cause)	■Prorated equity award vesting in the event of death, disability or involuntary termination by the Company (other than for cause)
■Severance in an amount equal to 12 months’ base salary, consistent with Dutch Corporate Governance Code best practice
■Company provided retiree healthcare benefits
Other Benefits	■U.S. benefits including company car, health, life, accident and disability insurance, and tax assistance	■Select U.K. executive benefits including life, accident and disability insurance
	■Tax equalization for any non-U.S. sourced employment income	■Car service for business and private use for security. Any usage deemed a taxable benefit will be the Chairperson’s responsibility
■Limited personal usage of private aircraft service; taxable benefit will be the CEO’s tax responsibility
Sign-On Incentives	■Cash sign-on payment in the amount of $1.573 million to make up for forfeited 2020 bonus from prior employer
■Cash sign-on for forfeited outstanding equity not covered in front-loaded LTI award, $7.578 million, vesting on first three anniversaries of hire date
■No risk of forfeiture except for voluntary termination or termination by the Company for cause

	New CEO		Chairperson
2021 Pay Element USD	Annualized at Target	Annualized at Maximum	Annualized at Target	Annualized at Maximum
Base Salary	1,700,000	1,700,000	500,000	500,000
2021 STI	3,400,000	6,800,000	N/A	N/A
2021 LTI	12,000,000	21,000,000	1,500,000	2,625,000
Total Direct:	17,100,000	29,500,000	2,000,000	3,125,000

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
Board of Directors
We have a one-tier management structure (i.e. management board that may be comprised of both members having responsibility for our day-to-day operations, who are referred to as “executive directors”, and members not having such responsibility, who are referred to as “non-executive directors”). Pursuant to our Articles of Association, the Board of Directors may have three or more members. The Board of Directors currently has ten members. Our executive director, Lady Heywood and our non-executive directors were elected at the last AGM on April 16, 2020. See “Item 6A. Directors, Senior Management and Employees” above. The term of office of the current Board of Directors will expire on April 15, 2021, the anticipated date of the Company’s next AGM at which shareholders will elect the Company’s directors for approximately a one-year term ending on the date of the AGM to be held in 2021. Each director may be re-elected at any subsequent general meeting of shareholders. None of our directors have service contracts with the Company (or any subsidiary) providing for benefits upon termination of employment as a director.
The Board as a whole is responsible for the strategy of the Company. The Board of Directors is currently composed of one executive director (to whom the title Chairperson has been granted) and nine non-executive directors. Under Article 16 of our Articles of Association, the general authority to represent CNH Industrial shall be vested in the Board of Directors, as well as in each of the executive directors to whom the title "Chairperson" or "Chief Executive Officer" has been granted.
Eight directors (80%) qualify as independent for purposes of NYSE rules, Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Dutch Code.
On September 9, 2013, the Board of Directors of the Company appointed-with effect as of the closing of the Merger - the following internal committees: (i) an Audit Committee, (ii) a Governance and Sustainability Committee, and (iii) a Compensation Committee. On April 16, 2020, the Board of Directors appointed Mr. Léo Houle Senior Non-Executive Director for purposes of best practice provision 5.1.3, and in compliance with best practice provision 2.1.9, of the Dutch Code. The Senior Non-Executive Director is responsible for the proper functioning of the Board of Directors and its Committees. On certain key operational matters, the Board of Directors is advised by the Company's Senior Leadership Team ("SLT", formerly named Group Executive Committee). The SLT is an operational decision-making body that is responsible for reviewing the operating performance of the Company’s businesses and making decisions on certain operational matters.
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

BOARD MEMBER SKILLS AND ATTRIBUTES

Name	BORN IN	DIRECTOR SINCE	GEO-GRAPHIC DIVERSITY	GOVERNANCE, LEGAL, AND BOARD EXPERTISE	FINANCIAL AND ACCOUNTING	CONSUMER DISCRETIONARY	CONSUMER STAPLES	INDUSTRIALS & MATERIALS	TELECOM & IT	ACADEMIC POSITIONS	CHARITABLE AND ENVIRONMENTAL ENGAGEMENT	HEALTH CARE	(FORMER) CHAIRPERSON /CEO	MANDATES IN OTHER COMPANIES
SUZANNE HEYWOOD	1969	2016	UK	●	●	●		●			●		●	–
HOWARD W. BUFFETT	1983	2020	US	●		●		●		●	●			–
TUFAN ERGINBILGIC	1959	2020	UK	●	●	●	●	●	●			●		1
LÉO W. HOULE	1947	2013	CA	●	●	●		●	●					–
JOHN LANAWAY	1950	2013	US	●	●	●		●	●					–
ALESSANDRO NASI	1974	2019	IT	●	●			●						2
LORENZO SIMONELLI	1973	2019	US	●	●	●	●	●					●	2
VAGN SØRENSEN	1959	2020	UK	●	●	●		●	●				●	3
JACQUELINE A. TAMMENOMS BAKKER	1953	2013	UK	●	●		●	●	●		●			3
JACQUES THEURILLAT	1959	2013	ES	●	●			●				●	●	3

SKILLS

GENDER

OVERVIEW

SKILLS AND EXPERIENCES

Skill / experience	Share
GOVERNANCE, LEGAL, AND BOARD EXPERTISE	100%
FINANCIAL AND ACCOUNTING	90%
CONSUMER DISCRETIONARY	70%
CONSUMER STAPLES	30%
INDUSTRIALS & MATERIALS	100%
TELECOM & INFORMATION TECHNOLOGY	50%
ACADEMIC POSITIONS	10%
CHARITABLE AND ENVIRONMENTAL ENGAGEMENT	30%
HEALTH CARE	20%
(FORMER) CHAIRPERSON /CEO	40%

AGE, TENURE AND GENDER

AGE

35-55 YEARS	56-65 YEARS	66+ YEARS
40%	30%	30%

TENURE

+5 YEARS	2-4 YEARS	<2 YEARS
50%	20%	30%

GENDER

WOMEN	MEN
20%	80%

The Board met fourteen times during 2020. The following chart shows the 2020 Board members and their attendance at Board meetings.

Board Member	Heywood	Houle	Buffett	Erginbilgic	Lanaway	Nasi	Simonelli	Sørensen	Tammenoms Bakker	Theurillat
Attendance:	100%	100%	100%	100%	93%	100%	86%	100%	100%	93%
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
The Audit Committee currently consists of Messrs. Theurillat (Chairperson), Lanaway, Simonelli, and Sørensen, all of whom are independent, non-executive directors. Under the Audit Committee Charter, the Audit Committee is elected by the Board of Directors, and is comprised of at least three members who may be appointed for terms of up to two years, each of whom must be a non-executive director. Members of the Audit Committee may be reappointed. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company, (ii) to be “independent”, under the NYSE rules, Rule 10A-3 under the Exchange Act and the Dutch Code, and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee shall be a “financial expert” as defined in the rules of the SEC and best practice provisions of the Dutch Code. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors, which must be disclosed in the annual report on Form 20-F. Unless decided otherwise by the Audit Committee, the independent auditors of the Company, as well as the Chief Financial Officer of the Company, attend its meetings. See “Item 16A. Audit Committee Financial Expert” of this annual report on Form 20-F for additional information regarding Audit Committee financial expert.
The Charter for the Audit Committee is available on our web site (www.cnhindustrial.com). The information contained on our web site is not included in, or incorporated by reference into, this annual report on Form 20-F.
The Audit Committee met ten times during 2020. The following chart shows the 2020 Audit Committee members and their attendance at Committee meetings.

Audit Committee Member	Theurillat	Lanaway	Simonelli	Sørensen
Attendance:	100%	80%	90%	86%
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
The Compensation Committee currently consists of Mr. Houle (Chairperson), and Messrs, Buffett , Erginbilgic, Nasi and Ms. Tammenoms Bakker. All of the members of the Compensation Committee are non-executive directors and all, other than Mr. Nasi, are independent. The Compensation Committee is elected by the Board of Directors, and is comprised of at least three directors. No more than one member may be non-independent under the Dutch Code. The members of the Compensation Committee are appointed for terms of up to two years. Members of the Compensation Committee may be reappointed. Unless decided otherwise by the Compensation Committee, the Company’s Chief Human Resources Officer attends its meetings.
See “Item 16G. Corporate Governance” for additional information regarding how the composition of the Compensation Committee deviates from the rules of the NYSE.
The Charter for the Compensation Committee is available on our web site (www.cnhindustrial.com). The information contained on our web site is not included in, or incorporated by reference into, this annual report on Form 20-F.
The Compensation Committee met eight times during 2020. The following chart shows the 2020 Compensation Committee members and their attendance at Committee meetings.

Compensation Committee Member	Buffett	Erginbilgic	Houle	Nasi	Tammenoms Bakker
Attendance:	100%	83%	100%	100%	100%

The Governance and Sustainability Committee
The Governance and Sustainability Committee is responsible for, among other things, assisting the Board of Directors with: (i) the identification of the criteria, professional and personal qualifications for candidates to serve as directors of the Company, (ii) periodic assessment of the size and composition of the Board of Directors, (iii) periodic assessment of the functioning of individual Board members and reporting on this to the Board of Directors, (iv) proposals for appointment of executive and non-executive directors, (v) supervision of the selection criteria and appointment procedure for senior management, (vi) overseeing and evaluating the policies, procedures, and practices related to the environment health and safety of Company employees, (vii) monitoring and evaluating reports on the Company’s sustainable development policies and practices, management standards, strategy, performance and governance globally, and (viii) reviewing, assessing and making recommendations as to strategic guidelines for sustainability-related issues, and reviewing the Company’s annual Sustainability Report.
The Governance and Sustainability Committee currently consists of Mr. Nasi (Chairperson), Mr. Buffett, Mr. Erginbilgic, Mr. Houle, and Ms. Tammenoms Bakker. All members of the Governance and Sustainability are, non-executive directors and all, other than Mr. Nasi, are independent. The Governance and Sustainability Committee is elected by the Board of Directors, and is comprised of at least three Directors. No more than two members may be non-independent, and none of the members may be executive directors. The members of the Governance and Sustainability Committee are appointed for terms of up to two years. Members of the Governance and Sustainability Committee may be reappointed.
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
The Governance and Sustainability Committee met seventeen times during 2020. The following chart shows the 2020 Governance and Sustainability Committee members and their attendance at Committee meetings.

Governance & Sustainability Committee Member	Buffett	Erginbilgic	Houle	Nasi	Tammenoms Bakker
Attendance:	100%	92%	100%	100%	100%
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

The following tables show the breakdown of the number of employees by segment and by region at December 31, 2020, 2019 and 2018:

(number)	2020	2019	2018
Agriculture	25,162	25,163	25,711
Construction	5,173	5,318	5,424
Commercial and Specialty Vehicles	24,230	23,692	23,933
Powertrain	8,197	8,064	8,265
Financial Services	1,118	1,128	1,149
Other activities	136	134	143
Total	64,016	63,499	64,625

(number)	2020	2019	2018
Europe	41,671	41,499	41,982
North America	8,048	8,447	8,856
South America	8,900	7,997	8,001
Rest of World	5,397	5,556	5,786
Total	64,016	63,499	64,625
As of December 31, 2020, CNH Industrial had 64,016 employees, an increase of 517 from the 63,499 employees at year-end 2019. The change was mainly attributable to the difference between new hires (approximately 4,900) and departures (approximately 4,500) during the year. A further increase of approximately 140 employees was due to changes in the scope of the operations, with focus on the FPT Industrial acquisitions of Dolphin N2 and Potenza Technology in U.K., specialized, respectively, in innovative internal combustion engine technology and in the design and development of electric and hybrid electric powertrain systems. These acquisitions are part of CNH Industrial's focus on reducing environment impact and providing alternative propulsion solutions, to ensure its brands' global customers access to technological advancements. Excluding the changes in the scope of operations, the increase compared to year-end 2019 is attributable mainly to the hiring of fixed-term workers in manufacturing from the end of third quarter 2020, primarily in the Agriculture and Commercial and Specialty Vehicles segments in South America, and in the Agriculture segment in Europe, partially offset by a decrease in North America. There was also a decrease in salaried employees due to the hiring containment related to the global Covid-19 pandemic. The decrease was partially offset by a moderate workforce increase in Research and Development personnel to strengthen the pool of skills and competencies in view of technology transitions, particularly electrification, autonomous driving, and alternative propulsion solutions.
Collective Bargaining
In the United States, unions represent a small portion of our production and maintenance employees. The collective bargaining agreement with the United Automobile, Aerospace and Agricultural Implement Workers of America, which represents approximately 740 hourly production and maintenance employees in Burlington, Iowa and Racine, Wisconsin, continues through April 30, 2022. The collective bargaining agreement with the International Association of Machinists and Aerospace Workers, which represents approximately 380 of our employees in Fargo, North Dakota, continues through April 28, 2024.
In Europe, most employees are covered by collective labor agreements (“CLAs”) stipulated either by a CNH Industrial subsidiary or by the employer association for the specific industry to which the CNH Industrial subsidiary belongs.
In Italy, the approximately 16,700 CNH Industrial employees are covered by the CLA that continues through December 31, 2022. The approximately 440 CNH Industrial Managers are covered by the 2016 CLA extended on October 21, 2020 until December 31, 2022.
Although we believe that our relations with employees and unions representing them are generally positive, current or future issues with labor unions might not be resolved favorably, and we may experience work interruptions or stoppages that could significantly impact the volume of products we manufacture and sell.
Please see “Item 3. Key Information—D. Risk Factors—Strategic Risks” for additional information.

Item 7.    Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth information with respect to ownership of our share capital in excess of 3% as of January 31, 2021 based on publicly available information.

Name of Beneficial Owner	Number of Common Shares Owned	Percent of Common Shares (d)
EXOR N.V. (a)	366,927,900	27.1%
Harris Associates L.P. (b)	200,377,287	14.8%
Blackrock, Inc. (c)	39,959,507	3.0%
a)In addition, EXOR N.V. holds 366,927,900 special voting shares; EXOR N.V.'s beneficial ownership in CNH Industrial is 42.5%, calculated as the ratio of (i) the aggregate number of common and special voting shares owned by EXOR N.V. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial. There were 1,725,274,759 outstanding common shares and special voting shares at January 31, 2021.
b)Harris Associates L.P.'s beneficial ownership in CNH Industrial is 11.6% calculated as the ratio of (i) the number of common shares owned by Harris Associates L.P. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial. There were 1,725,274,759 outstanding common shares and special voting shares at January 31, 2021.
c)BlackRock, Inc.’s beneficial ownership in CNH Industrial is 2.3%* calculated as the ratio of (i) the number of common shares owned by BlackRock, Inc. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial. There were 1,725,274,759 outstanding common shares and special voting shares at January 31, 2021.
(*) The amount does not include potential holdings where BlackRock, Inc. has a contractual right to indirectly acquire common shares potentially enabling the increase of common share and voting rights.
d)There were 1,353,946,605 common shares outstanding as of January 31, 2021. All these common shares have the same rights and entitlements. The “Percent of Common Shares” was calculated by using the publicly disclosed number of owned common shares as the numerator, respectively, and the number of the Company’s outstanding common shares as of January 31, 2021 as the denominator.
As of January 31, 2021, EXOR N.V.’s voting power in CNH Industrial as a result of the loyalty voting program was approximately 42.5%. EXOR N.V., through its voting power, has the ability to significantly influence the decisions submitted to a vote of our shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness.
Our common shares are listed and can be traded on either the NYSE in U.S. dollars or the MTA in euro. The special voting shares are not listed on the NYSE or the MTA, not tradable and transferable only in very limited circumstances and only together with the common shares to which they are associated.
Our shares may be held in the following three ways:
•If a shareholder holds common shares directly in his or her own name in the United States, such shares are held in registered form in an account at Computershare Trust Company, N.A., our transfer agent.
•Interests in our common shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee. Interests in the common shares traded on the MTA are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, as a participant in DTC.
•Special voting shares and the associated common shares are registered in the books and records of the Company’s transfer agents in the United States and Italy. As noted above, the special voting shares and associated common shares are not tradable. The associated common shares are only tradable after they are de-registered from the loyalty voting program at which time the associated special voting shares are surrendered to the Company. There is no possibility to hold a special voting share without holding an associated common share.
At January 31, 2021, there were 428 registered holders of our common stock in the U.S., including 131 shareholders that hold special voting shares associated with their common shares. As of January 31, 2021, based on the Company's share register and other sources available to us, approximately 137,182,943 common shares (3,860,187 of which had associated special voting shares) were held in the U.S.

B. Related Party Transactions
Our related parties are primarily EXOR N.V. and the companies belonging to the EXOR Group, including FCA and its subsidiaries and affiliates and Ferrari N.V. and its subsidiaries and affiliates. Members of CNH Industrial’s Board of Directors and executives with strategic responsibilities and their families are also considered related parties. As of January 31, 2021, EXOR N.V. holds approximately 42.5% of our voting power and has the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders. In addition, CNH Industrial engages in transactions, on commercial terms that are normal in the respective markets, with its unconsolidated subsidiaries and affiliates which CNH Industrial has a significant influence over or that CNH Industrial jointly controls. Transactions carried out by CNH Industrial, which have had an effect on revenues, finance, interest and other income, cost of goods sold and trade receivables and payables, with unconsolidated subsidiaries, jointly-controlled entities, associates and other related parties, are primarily of a commercial nature. See “Note 21: Related Party Information” in the notes to our consolidated financial statements for the year ended December 31, 2020 for further information.
Item 8.    Financial Information
A. Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements” for a list of the financial statements filed with this annual report.
B. Significant Changes
On March 3, 2021, the Board of Directors recommended and proposed to the shareholders the payment of a dividend of €0.11 per common share, totaling approximately €150 million (equivalent to approximately $180 million, translated at the exchange rate reported by the European Central Bank on March 1, 2021). The proposal is subject to the approval of the Company’s shareholders at the Annual General Meeting scheduled to be held on April 15, 2021.
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
Within the scope and for the achievement of the above objectives, the Company may:
•operate in, among other areas, the mechanical, electrical, electromechanical, thermo mechanical, electronic, nuclear, chemical, mining, steel and metallurgical industries, as well as in telecommunications, civil, industrial and agricultural engineering, publishing, information services, tourism and other service industries;
•engage in, and/or participate in and operate, manage and control one or more companies engaged in the design, engineering, manufacture, marketing, sales, distribution, maintenance, repair, remanufacturing and/or resale of agricultural, construction, transport and similar equipment, tractors, commercial vehicles, buses, specialized vehicles for firefighting, defense and other uses, other capital goods, engines and transmissions for any of the foregoing equipment and/or vehicles and/or for marine and power generation applications, and/or replacement parts for any of the foregoing;
•provide, and/or participate in and operate, manage and control one or more companies providing financing to dealers, end customers and others for the acquisition and/or lease of products and/or services described above, through the making of loans and leases and/or otherwise, and to borrow money for that purpose;
•acquire shareholdings and interests, engage in or participate in companies and enterprises of any kind or form and purchase, sell or place shares and debentures;
•provide financing to, and guarantee the obligations of, companies and entities it wholly or partially owns, and borrow money for that purpose, and carry on the technical, commercial, financial and administrative coordination of their activities;
•purchase or otherwise acquire, on its own behalf or on behalf of companies and entities it wholly or partially owns, the ownership or right of use of intangible assets providing them for use by those companies and entities;
•promote and ensure the performance of research and development activities, as well as the use and exploitation of the results thereof;
•undertake, on its own behalf or on behalf of companies and entities it wholly or partially owns, any investment, real estate, financial, commercial, or partnership transaction whatsoever, including the assumption of loans and financing in general and the granting to third parties of endorsements, suretyships, warranting performance and other guarantees, including real security; and
•render management and advisory services as well as anything which a company may lawfully do under the laws of the Netherlands which may be deemed conducive to the attainment of the objects set out in the above paragraphs.
Directors
We have included a summary description of the material provisions of our Articles of Association relating to our directors. The summary does not restate the Articles of Association in their entirety.

Our Articles of Association provide that the Company shall have a Board of Directors, consisting of three or more members, comprising both members having responsibility for the day-to-day management of the Company (“executive directors”) and members not having such day-to-day responsibility (“non-executive directors”). The Board of Directors as a whole will be responsible for the strategy of the Company. The majority of the members of the Board of Directors shall consist of non-executive directors. The Board of Directors shall determine the number of directors.
The general meeting of shareholders shall appoint the directors and directors are appointed by an absolute majority of votes validly cast at a general meeting. The general meeting of shareholders shall determine whether a director is an executive director or a non-executive director. The term of office of all directors will be for a period of approximately one year after appointment, such period expiring on the day the AGM is held in the following calendar year. Each director may be reappointed at any subsequent general meeting of shareholders.
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
For a period of five years from September 28, 2018, the Board of Directors has been irrevocably authorized by the shareholders to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set forth in the Articles of Association. For a period of five years from April 13, 2018, the Board of Director has been irrevocably authorized by the shareholders to issue common shares of the Company, which authorization is limited to 15% of the total number of common shares as of April 14, 2018. In addition, and without application of the 15% limitation, the Board of Directors is authorized to issue common shares and grant rights to subscribe for common shares in the capital of the Company pursuant to equity incentive plans of the Company.
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

Payment of Dividends
The Company may make distributions to the shareholders and other persons entitled to the distributable profits only to the extent that its shareholders’ equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with Dutch law. No distribution of profits may be made to the Company itself for shares that the Company holds in its own share capital.
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
On March 3, 2021, the Board of Directors recommended and proposed to the Company’s shareholders that a dividend, in the amount of €0.11 per share, be paid to the holders of our common shares.
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
General Meeting of Shareholders and Place of Meetings
Other general meetings will be held if requested by the Board of Directors, the chairperson or co-chairperson of the Board of Directors, the Senior Non-Executive Board Member or the Chief Executive Officer, or by the written request (stating the exact subjects to be discussed) of one or more shareholders representing in aggregate at least 10% of the issued share capital of the Company (taking into account the relevant provisions of Dutch law, and the Articles of Association and the applicable stock exchange regulations). General meetings will be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands. For 2021, the Company anticipates that the general meeting will be held in a virtual format due to travel and other public health restrictions related to the COVID-19 pandemic.
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
Voting Rights
Each common share and each associated special voting share of the Company confers the right on the holder to cast one vote at a general meeting. Resolutions are passed by a simple majority of the votes cast, unless Dutch law or the Articles of Association prescribes a larger majority. Under Dutch law and/or the Articles of Association, the following matters require at least two-thirds of the votes cast at a meeting if less than one-half of the issued share capital is present or represented:
•a resolution to reduce the issued share capital;
•a resolution to amend the Articles of Association;
•a resolution to limit or exclude rights of pre-emption;
•a resolution to authorize the Board of Directors to limit or exclude rights of pre-emption;
•a resolution to enter into a legal merger or a legal demerger; or
•a resolution to dissolve the Company.
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
Repurchase of Shares
We may acquire our shares, subject to applicable provisions of the laws of the Netherlands and of our Articles of Association, to the extent:
•the general meeting of shareholders has authorized the Board of Directors to make such acquisition—which authorization shall be valid for a period of not more than eighteen months—and has specified the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set;

•our equity, less the amount to be paid for the shares to be acquired, exceeds the sum of (1) our share capital account, plus (2) any reserves required to be maintained by the laws of the Netherlands; and
•after the acquisition of shares, we and our subsidiaries would not hold, or hold as pledges, shares having an aggregate par value that exceeds 50% of our issued share capital account, as these amounts would be calculated under generally accepted accounting principles in the Netherlands.
On April 16, 2020, shareholders authorized the Board of Directors to acquire common shares in its own capital stock through stock exchange trading or otherwise. The Board’s authority to acquire common shares is limited to a maximum of up to 10% of the issued common shares on April 16, 2020 and subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA and NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) minus 10% (minimum price). The authorization renewed/granted was for a period of 18 months from the date of the AGM and, therefore, expires on October 15, 2021.
At the 2021 AGM of Shareholders, the Board of Directors intends to recommend to the Company’s shareholders the renewal of the existing authorization to repurchase up to a maximum of 10% of the Company’s issued common shares.
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
Non-compliance with these disclosure obligations is an economic offense and may lead to criminal prosecution. The AFM may impose administrative penalties for non-compliance, and the publication thereof. In addition, a civil court can impose measures against any person who fails to notify or incorrectly notifies the AFM of matters required to be notified. A claim requiring that such measures be imposed may be instituted by (i) the Company, (ii) one or more shareholders who alone or together with others represent at least 3% of the issued and outstanding share capital of the Company or are able to exercise at least 3% of the voting rights and (iii) holders of one or more shares with a special controlling right in the issuer under the Articles of Association. The measures that the civil court may impose include:
•an order requiring appropriate disclosure;
•suspension of the right to exercise the voting rights for a period of up to three years as determined by the court;
•voiding a resolution adopted by the general meeting, if the court determines that the resolution would not have been adopted but for the exercise of the voting rights of the person with a duty to disclose, or suspension of a resolution adopted by the general meeting of shareholders until the court makes a decision about such voiding; and
•an order to refrain, during a period of up to five years as determined by the court, from acquiring shares and/or voting rights in the Company.
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
Market Abuse Regulation (MAR)
On July 3, 2016, the Market Abuse Regulation (Regulation (EU) No. 596/2014, “MAR”) entered into force in the EU replacing the rules then in effect in the different European countries originated by the implementation of an EU directive issued in 2003. The legal instrument chosen by the EU institutions to amend the prior regulatory regime is a ‘regulation’, i.e. an instrument that, since the date of coming into effect, is immediately binding in all the EU Member States without necessity of further implementation.
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
For a discussion of the Company’s equity plans, please see “Note 17: Share-Based Compensation” to our consolidated financial statements for the year ended December 31, 2020.
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
United States Federal Income Taxation
This section summarizes the material U.S. federal income tax consequences of the ownership and disposition of CNH Industrial stock by a U.S. Shareholder (as defined below). It applies solely to persons that hold shares as capital assets for U.S. federal income tax purposes. This section does not apply to members of a special class of holders subject to special rules, including:
•a dealer in securities or foreign currencies;
•regulated investment companies;
•a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;
•a tax-exempt organization;
•a bank, financial institution, or insurance company;
•a person liable for alternative minimum tax;
•a person that actually or constructively owns 10% or more, by vote or value, of CNH Industrial;
•a person that holds shares as part of a straddle or a hedging, conversion, or other risk reduction transaction for U.S. federal income tax purposes;
•a person that acquired shares pursuant to the exercise of employee stock options or otherwise as compensation; or
•a person whose functional currency is not the U.S. dollar.
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
For the purposes of this section, a “U.S. Shareholder” is a beneficial owner of shares that is:
•an individual that is a citizen or resident of the U.S.;
•a corporation, or other entity taxable as a corporation, created or organized under the laws of the U.S.;
•an estate whose income is subject to U.S. federal income tax regardless of its source; or
•a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.
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
Material U.K. Tax Consequences
This section summarizes the material U.K. tax consequences of the ownership of CNH Industrial common shares for U.S. Shareholders. It is intended only as a general guide and does not purport to be a complete analysis of all potential U.K. tax consequences of holding CNH Industrial common shares. This section is based on current U.K. tax law and what is understood to be the current practice of H.M. Revenue and Customs, as well as applicable tax treaties, as of the date of this Form. This law and practice and these treaties are subject to change, possibly on a retroactive basis.

This section applies only to shareholders of CNH Industrial that are U.S. Shareholders, that are not resident or domiciled in the U.K., that are not individuals temporarily non-resident in the U.K. for a period of less than five complete tax years, that hold their shares as an investment, and that are the absolute beneficial owner of both the shares and any dividends paid on the shares. This section does not apply to members of any special class of shareholders subject to special rules, such as:
•a pension fund;
•a charity;
•persons acquiring their shares in connection with an office or employment;
•a dealer in securities;
•an insurance company; or
•a collective investment scheme.
In addition, this section may not apply to:
•any shareholders that, either alone or together, with one or more associated persons, such as personal trusts and connected persons, control directly or indirectly at least 10% of the voting rights or of any class of share capital of CNH Industrial; or
•any person holding shares as a borrower under a stock loan or an interim holder under a repo.
Taxation of Dividends
Withholding from dividend payments
Dividend payments may be made without withholding or deduction for or on account of U.K. income tax.
Non-U.K.-resident shareholders
A shareholder of CNH Industrial common shares that is not resident in the U.K. for U.K. tax purposes will not be liable to account for income or corporation tax in the U.K. on dividends paid on the shares unless the shareholder carries on a trade (or profession or vocation) in the U.K. and the dividends are either a receipt of that trade (or profession or vocation) or, in the case of U.K. corporation tax, the shares are held by or for a U.K. permanent establishment through which the trade is carried on.
Taxation of Capital Gains
Non-U.K.-resident shareholders
As long as CNH Industrial does not maintain any share register in the U.K., disposal of CNH Industrial common shares by a shareholder that is not resident in the U.K. for tax purposes will not generally give rise to a chargeable gain or allowable loss.
Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)
As long as CNH Industrial does not maintain any share register in the U.K., (i) U.K. stamp duty will not normally be payable in connection with a transfer of common shares, provided that the instrument of transfer is executed and retained outside the U.K. and no other action is taken in the U.K. by the transferor or transferee, and (ii) no U.K. SDRT will be payable in respect of any agreement to transfer CNH Industrial common shares.
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
Dividend Withholding Tax
CNH Industrial is generally required to withhold Dutch dividend withholding tax at a rate of 15 percent from dividends distributed by it. The competent authorities of the U.K. and the Netherlands have ruled that CNH Industrial is resident of the U.K. for the application of the tax treaty as concluded between the Netherlands and the U.K. Consequently, payments made by CNH Industrial on the common shares and / or the special voting shares to non-resident shareholders may be made free from Dutch dividend withholding tax.
Taxes on income and capital gains from the ownership and disposition of CNH Industrial common shares and / or special voting shares
Individuals
A non-resident holder of CNH Industrial common shares and, if applicable, CNH Industrial special voting shares will not be subject to Dutch income tax in respect of any benefits derived or deemed to be derived from or in connection with CNH Industrial common shares and, if applicable, CNH Industrial special voting shares, except if:
(i)he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, and such enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and his CNH Industrial common shares and, if applicable, CNH Industrial special voting shares are attributable to such permanent establishment or permanent representative; or
(ii)he derives benefits or is deemed to derive benefits from or in connection with CNH Industrial common shares and, if applicable, CNH Industrial special voting shares that are taxable as benefits from miscellaneous activities performed in the Netherlands.

(iii)he derives profits pursuant to the entitlement to a share in the profits of an enterprise, other than as a holder of securities, which is effectively managed in the Netherlands and to which enterprise his CNH Industrial common shares and, if applicable, CNH Industrial special voting shares are attributable.
Corporate entities
A non-resident holder of CNH Industrial common shares and, if applicable, CNH Industrial special voting shares is a corporate entity, or an entity including an association, a partnership and a mutual fund, taxable as a corporate entity. A non-resident holder of CNH Industrial common shares and, if applicable, CNH Industrial special voting shares will not be subject to Dutch corporation tax in respect of any benefits derived or deemed to be derived from or in connection with CNH Industrial common shares and, if applicable, CNH Industrial special voting shares, except if:
(i)it derives profits from an enterprise directly which is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and to which permanent establishment or permanent representative its CNH Industrial common shares and, if applicable, CNH Industrial special voting shares are attributable; or
(ii)it derives profits pursuant to a co-entitlement to the net value of an enterprise which is managed in the Netherlands, other than as a holder of securities, and to which enterprise its CNH Industrial common shares and, if applicable, CNH Industrial special voting shares are attributable.
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
F. Dividends and Paying Agents.
Not applicable.
G. Statement of Experts.
Not applicable.
H. Documents on Display.
We file reports, including annual reports on Form 20-F, furnish periodic reports on Form 6-K and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The SEC maintains an Internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC, from which the public may obtain any materials the company files with the SEC. The address of the SEC’s website is provided solely for information purposes and is not intended to be an active link. Reports and other information concerning our business may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.
We also make our periodic reports, as well as other information filed with or furnished to the SEC, available free of charge through our website, at https://www.cnhindustrial.com/en-us/investor_relations/financial_information, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. The information on our website is not incorporated by reference in this report.

I. Subsidiary Information.
Not applicable.
Item 11.    Quantitative and Qualitative Disclosures about Market Risk
We are exposed to the following financial risks connected with our operations:
•credit risk related to our financing activities;
•market risk (primarily exchange rates and interest rates).
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
The maximum credit risk to which we were theoretically exposed at December 31, 2020 is represented by the carrying amounts stated for financial assets in the statement of financial position and the nominal value of the guarantees provided on debt or commitments of third parties.
Dealers and final customers are generally subject to specific assessments of their creditworthiness under a detailed scoring system. In addition to carrying out this evaluation process, we may also obtain financial and non-financial guarantees for risks arising from credit granted for the sale of commercial vehicles, agricultural equipment and construction equipment. These guarantees are further secured, where possible, by retention of title clauses or specific guarantees on financed vehicle sales to the distribution network and on vehicles under finance leasing agreements.
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
Receivables for financing activities amounted to $18,457 million at December 31, 2020 ($19,428 million at December 31, 2019) containing balances totaling $555 million ($458 million at December 31, 2019) that have been written down. In addition, balances totaling $140 million ($223 million at December 31, 2019) were either past due or in nonaccrual status. In the event of installment payments, even if only one installment is overdue, the whole amount of the receivable is classified as such.
Trade receivables totaling $506 million at December 31, 2020 ($416 million at December 31, 2019) contain balances totaling $62 million ($60 million at December 31, 2019) that have been written down.
Currency Risk
We are exposed to risk resulting from changes in exchange rates, which can affect our earnings and equity.
Where one of our subsidiaries incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the net income/(loss) of that company. In 2020, the total net trade flows exposed to currency risk amounted to the equivalent of 13% of our revenue (15% in 2019). The principal exchange rates to which we are exposed are the following:
•EUR/USD, in relation to the production/purchases of Agriculture and Construction in the euro area and to sales in dollars made by Commercial and Specialty Vehicles;

•USD/BRL and EUR/BRL, in relation to production in Brazil and the respective import/export flows;
•AUD/USD, mainly in relation to sales made by Agriculture and Construction in Australia;
•EUR/GBP, predominately in relation to sales on the U.K. market.
Trade flows exposed to changes in these exchange rates in 2020 made up approximately 58% of the exposure to currency risk from trade transactions.
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
We monitor our principal exposure to conversion exchange risk, although there was no specific hedging in place at December 31, 2020. There were no substantial changes in 2020 in the nature or structure of exposure to currency risk or in our hedging policies.
Sensitivity Analysis
The potential loss in fair value of derivative financial instruments held for currency risk management (currency swaps/forwards, currency options, interest rate and currency swaps) at December 31, 2020 resulting from a hypothetical change of 10% in the exchange rates amounts to approximately $512 million ($392 million at December 31, 2019). The valuation model for currency options assumes that market volatility at year-end remains unchanged.
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
The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2020, resulting from a hypothetical, unfavorable and instantaneous change of 10% in market interest rates, would have been approximately $16 million (approximately $21 million at December 31, 2019).

Floating rate financial instruments consist principally of cash and cash equivalents, wholesale receivables, debt, and ABS securities. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.
A hypothetical change of 10% in short-term interest rates at December 31, 2020, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have caused increased net expenses before taxes, on an annual basis, of approximately $1 million (approximately $4 million at December 31, 2019).
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
Sensitivity Analysis
In the event of a hypothetical change of 10% in the underlying raw materials prices, the potential loss in fair value of outstanding derivative financial instruments at December 31, 2020 linked to commodity prices would not have been significant (not significant at December 31, 2019).

Item 12.    Description of Securities Other than Equity Securities
Not applicable.

PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15.    Controls and Procedures
(a) Disclosure Controls and Procedures
Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2020 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management believes that, as of December 31, 2020, the Company’s internal control over financial reporting was effective.
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
To the Shareholders and the Board of Directors of CNH Industrial N.V.
Opinion on Internal Control Over Financial Reporting
We have audited CNH Industrial N.V.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CNH Industrial N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of CNH Industrial N.V. as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2020, and the related notes and our report dated March 3, 2021 expressed an unqualified opinion thereon.
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

/s/ Ernst & Young LLP

Chicago, Illinois
March 3, 2021

(d) Changes in Internal Control

No change to our internal control over financial reporting occurred during the year ended December 31, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert
Our Board of Directors has determined that each member of the audit committee, namely, John Lanaway, Lorenzo Simonelli, Vagn Sørensen, and Jacques Theurillat, is an audit committee financial expert. All are independent directors under the NYSE standards.
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
Item 16C.    Principal Accountant Fees and Services
Ernst & Young LLP, the member firms of Ernst & Young and their respective affiliates (collectively, the “Ernst & Young Entities”) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2020 and 2019. We incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2020 and 2019, respectively:

	2020	2019
Audit fees	$11,707,000	$12,295,000
Audit-related fees	1,177,000	1,009,000
Other fees	6,000	34,000
Total	$12,890,000	$13,338,000
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
Audit Committee’s Pre-Approval Policies and Procedures
Our Audit Committee nominates and engages our independent registered public accounting firm to audit our consolidated financial statements. Our Audit Committee has a policy requiring management to obtain the Audit Committee’s approval before engaging our independent registered public accounting firm to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee reviews and pre-approves (if appropriate) specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and any other services that may be performed by our independent registered public accounting firm. During the year ended December 31, 2020, all audit and non-audit services provided by our independent registered public accounting firm were pre-approved in accordance with such policies and procedures.
Item 16D.    Exemptions from the Listing Standards for Audit Committees
None.
Item 16E.    Purchase of Equity Securities by the Issuer and Affiliated Purchasers
The Company did not purchase any of its equity securities during the year ended December 31, 2020.
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
NYSE rules require a domestic U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement, although we do have a Compensation Committee and a Governance and Sustainability Committee. Our Compensation Committee Charter states that a maximum of one member of the Compensation Committee may not be independent. Four of the five members of the Compensation Committee are considered independent under the NYSE standards. Our Governance and Sustainability Committee Charter states that a maximum of two members of the Governance and Sustainability Committee may not be independent. Four of the five members of the Governance and Sustainability Committee are considered independent under the NYSE standards.
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

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of CNH Industrial N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of CNH Industrial N.V. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 3, 2021 expressed an unqualified opinion thereon.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Income Taxes – Valuation Allowances and Realizability of Deferred Tax Assets

Description of the Matter
As more fully described in Note 11, the Company had deferred tax assets of $1.9 billion (net of valuation allowances of $0.9 billion, primarily attributable to its operations in Brazil, Germany, Italy and the U.K.) as of December 31, 2020. Deferred tax assets are reduced by a valuation allowance if, based upon the weight of all available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.
Auditing management’s analysis of the realizability of its deferred tax assets and related valuation allowances was significant to our audit because the amounts are material to the financial statements and the assessment process by jurisdiction is complex, notably the Company's Italian operations. This assessment involves significant judgment, including the weighting of all available evidence, and includes assumptions that may be affected by future market or economic conditions in foreign jurisdictions that can include multiple entities from the Company’s various segments.

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
Chicago, Illinois
March 3, 2021

CNH INDUSTRIAL N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2020, 2019 and 2018

	2020	2019	2018
	(in millions)
Revenues
Net sales	$24,285	$26,149	$27,831
Finance, interest and other income	1,747	1,930	1,875
Total Revenues	$26,032	$28,079	$29,706
Costs and Expenses
Cost of goods sold	$21,327	$21,832	$22,958
Selling, general and administrative expenses	2,155	2,216	2,351
Research and development expenses	932	1,030	1,061
Restructuring expenses	49	109	61
Interest expense	678	798	812
Goodwill impairment charge	585	—	—
Other, net	811	924	997
Total Costs and Expenses	$26,537	$26,909	$28,240
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(505)	1,170	1,466
Income tax benefit (expense)	50	271	(417)
Equity in income of unconsolidated subsidiaries and affiliates	17	13	50
Net income (loss)	(438)	1,454	1,099
Net income attributable to noncontrolling interests	55	32	31
Net income (loss) attributable to CNH Industrial N.V.	$(493)	$1,422	$1,068
Earnings (loss) per share attributable to common shareholders
Basic	$(0.36)	$1.05	$0.79
Diluted	$(0.36)	$1.05	$0.78

Cash dividends declared per common share	$—	$0.203	$0.173

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2020, 2019 and 2018

	2020	2019	2018
	(in millions)
Net income (loss)	$(438)	$1,454	$1,099
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on cash flow hedges	48	(32)	(23)
Changes in retirement plans’ funded status	(3)	(112)	477
Foreign currency translation	(735)	71	(317)
Share of other comprehensive income (loss) of entities using the equity method	20	(8)	(35)
Other comprehensive income (loss), net of tax	(670)	(81)	102
Comprehensive income (loss)	(1,108)	1,373	1,201
Less: Comprehensive income attributable to noncontrolling interests	59	29	25
Comprehensive income (loss) attributable to CNH Industrial N.V.	$(1,167)	$1,344	$1,176

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2020 and 2019

	December 31, 2020	December 31, 2019
	(in millions)
ASSETS
Cash and cash equivalents	$8,785	$4,875
Restricted cash	844	898
Trade receivables, net	506	416
Financing receivables, net	18,457	19,428
Inventories, net	6,022	7,082
Property, plant and equipment, net	4,923	5,269
Investments in unconsolidated subsidiaries and affiliates	529	631
Investments at fair value through profit and loss	392	—
Equipment under operating leases	1,978	1,857
Goodwill	1,924	2,538
Other intangible assets, net	772	806
Deferred tax assets	1,451	1,134
Derivative assets	160	73
Other assets	1,976	2,345
Total Assets	$48,719	$47,352
LIABILITIES AND EQUITY
Debt	$26,053	$24,854
Trade payables	6,357	5,632
Deferred tax liabilities	112	172
Pension, postretirement and other postemployment benefits	1,617	1,578
Derivative liabilities	139	121
Other liabilities	9,412	8,839
Total Liabilities	$43,690	$41,196
Redeemable noncontrolling interest	40	35
Common shares, €0.01, par value; outstanding 1,353,910,471 common shares and 371,328,154 loyalty program special voting shares in 2020; and outstanding 1,350,132,117 common shares and 387,951,166 loyalty program special voting shares in 2019	25	25
Treasury stock, at cost - 10,489,725 shares in 2020 and 14,268,079 shares in 2019	(109)	(154)
Additional paid in capital	4,388	4,404
Retained earnings	3,279	3,808
Accumulated other comprehensive loss	(2,676)	(2,002)
Noncontrolling interests	82	40
Total Equity	$4,989	$6,121
Total Liabilities and Equity	$48,719	$47,352

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.
CONSOLIDATED BALANCE SHEETS — (Continued)
As of December 31, 2020 and 2019
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

	December 31, 2020	December 31, 2019
	(in millions)
Restricted cash	$703	$739
Financing receivables	8,974	9,026
Total Assets	$9,677	$9,765
Debt	$8,835	$9,011
Total Liabilities	$8,835	$9,011

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2020, 2019 and 2018

	2020	2019	2018
	(in millions)
Operating activities:
Net income (loss)	$(438)	$1,454	$1,099
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	630	660	703
Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	542	555	634
(Gain) loss from disposal of assets	7	(20)	2
Loss on repurchase of Notes	—	27	22
Undistributed income (loss) of unconsolidated subsidiaries	15	2	(3)
Goodwill impairment charge	585	—	—
Other non-cash items	570	209	158
Changes in operating assets and liabilities:
Provisions	(41)	(93)	(48)
Deferred income taxes	(264)	(472)	48
Trade and financing receivables related to sales, net	1,133	(460)	(180)
Inventories, net	1,901	440	112
Trade payables	388	(179)	280
Other assets and liabilities	501	(297)	(273)
Net cash provided by operating activities	$5,529	$1,826	$2,554
Investing activities:
Additions to retail receivables	(4,471)	(4,145)	(4,269)
Collections of retail receivables	3,995	4,219	4,016
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	3	61	7
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and assets sold under buy-back commitments	(484)	(637)	(558)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(1,366)	(1,325)	(1,344)
Other	(427)	(160)	228
Net cash used in investing activities	$(2,750)	$(1,987)	$(1,920)
Financing activities:
Proceeds from long-term debt	12,007	13,197	16,211
Payments of long-term debt	(10,512)	(12,925)	(16,921)
Net increase (decrease) in other financial liabilities	(828)	274	386
Dividends paid	(8)	(283)	(243)
Other	—	(57)	(156)
Net cash provided by (used in) financing activities	$659	$206	$(723)
Effect of foreign exchange rate changes on cash and cash equivalents	418	(75)	(308)
Increase (decrease) in cash and cash equivalents and restricted cash	3,856	(30)	(397)
Cash and cash equivalents and restricted cash, beginning of year	5,773	5,803	6,200
Cash and cash equivalents and restricted cash, end of year	$9,629	$5,773	$5,803

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2020, 2019 and 2018

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2018	$25	$(10)	$4,412	$1,763	$(1,966)	$8	$4,232	$25
Net income	—	—	—	1,068	—	19	1,087	12
Other comprehensive income (loss), net of tax	—	—	—	—	107	(5)	102	—
Dividends paid	—	—	—	(235)	—	(1)	(236)	(7)
Acquisition of treasury stock	—	(156)	—	—	—	—	(156)	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	38	(35)	—	—	—	3	—
Share-based compensation expense	—	—	35	—	—	—	35	—
Other changes	—	—	(3)	—	—	4	1	—
Balance, December 31, 2018	$25	$(128)	$4,409	$2,596	$(1,859)	$25	$5,068	$30
Net income	—	—	—	1,422	—	20	1,442	12
Other comprehensive income (loss), net of tax	—	—	—	—	(78)	(3)	(81)	—
Reclassification of certain tax effects	—	—	—	65	(65)	—	—	—
Dividends paid	—	—	—	(275)	—	(1)	(276)	(7)
Acquisition of treasury stock	—	(57)	—	—	—	—	(57)	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	31	(34)	—	—	—	(3)	—
Share-based compensation expense	—	—	33	—	—	—	33	—
Other changes	—	—	(4)	—	—	(1)	(5)	—
Balance, December 31, 2019	$25	$(154)	$4,404	$3,808	$(2,002)	$40	$6,121	$35
Adoption of ASC 326	—	—	—	(36)	—	—	(36)	—
Balance, January 1, 2020, as recast	25	(154)	4,404	3,772	(2,002)	40	6,085	35
Net income (loss)	—	—	—	(493)	—	42	(451)	13
Other comprehensive income (loss), net of tax	—	—	—	—	(674)	4	(670)	—
Dividends paid	—	—	—	—	—	—	—	(8)
Decrease in noncontrolling interest due to the change of ownership	—	—	(5)	—	—	(4)	(9)	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	45	(47)	—	—	—	(2)	—
Share-based compensation expense	—	—	38	—	—	—	38	—
Other changes	—	—	(2)	—	—	—	(2)	—
Balance, December 31, 2020	$25	$(109)	$4,388	$3,279	$(2,676)	$82	$4,989	$40

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
The Company has five reportable segments consisting of: (i) Agriculture, which designs, produces and sells agricultural equipment (ii) Construction, which designs, produces and sells construction equipment (iii) Commercial and Specialty Vehicles, which designs, produces and sell trucks, commercial vehicles, buses, and specialty vehicles (iv) Powertrain, which produces and sells engines, transmissions and axles for those vehicles and engines for marine and power generation applications; and (v) Financial Services, which provides financial services to the customers of the Company’s products. The Company’s worldwide agricultural equipment, construction equipment, commercial and specialty vehicles, powertrain operations as well as corporate functions are collectively referred to as “Industrial Activities”.
The Company was formed as a result of the mergers of Fiat Industrial S.p.A. and its subsidiary CNH Global N.V. with and into CNH Industrial, effective September 29, 2013.
Proposed Spin-off of On-Highway Business
The Company has confirmed its intention to enhance its customer focus through the separation of its "On-Highway" (commercial and specialty vehicles and powertrain) and "Off-Highway" (agriculture and construction) businesses as soon as practicable. Execution of the transaction requires further work on structure, management, governance and other significant matters as well as appropriate corporate approvals (including approval of our stockholders at an extraordinary general meeting of shareholders) and satisfaction of other conditions.
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
In 2019, CNH Industrial completed the acquisitions of K-Line AG, a tillage and crop implement manufacturer; ATI, Inc, a manufacturer of rubber track systems for high horsepower tractors and combine harvesters; and AgDNA, a developer in Farm Managed Information Systems for a total amount of approximately $100 million in aggregate. There were no significant transactions in 2020.
On January 12, 2021 CNH Industrial N.V. concluded a previously announced deal to acquire four businesses from Capital Equipment Group (a subsidiary of Invicta Holdings) in South Africa which include CASE IH distributor Northmec, CASE Construction Equipment distributor CSE, spare parts distributor NHSA and spare parts and implements distributor Landboupart.
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
The COVID-19 pandemic has resulted in uncertainties in the Company's business, which may cause actual results to differ materially from the estimates and assumptions used in preparation of the financial statements including, but not limited to, future cash flows associated with financial receivables, goodwill, indefinite life intangibles, definite life intangibles, long-lived impairment tests, determination of discount rates and other assumptions for pension and other post-retirement benefit expense and income taxes. Changes in estimates are recorded in results of operations in the period during which the events or circumstances giving rise to such changes occur.
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
Sales of goods
The Company has determined that the customers from the sale of vehicles, equipment and parts are generally dealers, distributors, public entities and retail customers.
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

Finance and interest income
Finance and interest income on retail and other notes receivables and finance leases is recorded using the effective yield method. Deferred costs on the origination of financing receivables are recognized as a reduction in finance revenue over the expected lives of the receivables using the effective yield method. Recognition of income on loans is suspended when management determines that collection of future income is not probable or when an account becomes 90 days delinquent, whichever occurs earlier. Interest accrual is resumed when and if the receivable becomes contractually current and collection becomes probable. Previously suspended income is recognized at that time. The Company applies cash received on nonaccrual financing receivables to first reduce any unrecognized interest and then the recorded investment and any other fees. Receivables are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Delinquency is reported on receivables greater than 30 days past due. Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is determined to be probable that all amounts due will not be collected.
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
Advertising
CNH Industrial expenses advertising costs as incurred. Advertising expense totaled $121 million, $167 million, and $170 million for the years ended December 31, 2020, 2019, and 2018, respectively.
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
Foreign Currency
Certain of CNH Industrial’s non-U.S. subsidiaries and affiliates maintain their books and accounting records using local currency as the functional currency. Assets and liabilities of these non-U.S. subsidiaries are translated into U.S. dollars at period-end exchange rates, and net exchange gains or losses resulting from such translation are included in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Income and expense accounts of these non-U.S. subsidiaries are translated at the average exchange rates for the period. Gains and losses from foreign currency transactions are included in net income in the period during which they arise. Net foreign currency transaction gains and losses are reflected in “Other, net” in the accompanying consolidated statement of operations and also include the cost of hedging instruments. For the years ended December 31, 2020, 2019 and 2018, the Company recorded net losses of $11 million, $155 million and $450 million, respectively. Included in the net losses in 2020, 2019 and 2018 were charges of $56 million, $71 million and $159 million due to the devaluation of net monetary assets of Argentinian subsidiaries in 2020, 2019, and 2018. As described in Note 15: Financial Instruments, the Company uses hedging instruments to mitigate foreign currency risk. Net of gains realized on foreign currency hedging instruments, the Company recorded losses of $57 million, $80 million and $199 million for the three years ended December 31, 2020, 2019 and 2018, respectively.
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
CNH Industrial paid interest of $667 million, $762 million, and $807 million for the years ended December 31, 2020, 2019, and 2018, respectively. For 2020, 2019, and 2018, the amount includes a charge of $— million, $27 million, and $22 million, respectively, in connection with the Company’s accelerated debt redemption strategy.
CNH Industrial paid taxes of $159 million, $208 million, and $355 million in 2020, 2019, and 2018, respectively.
Other non-cash items of $570 million primarily included writedowns of tangible and intangible assets of $259 million, writedowns of buybacks on operating leases of $162 million and writedowns of financial assets of $152 million offset by the gain on remeasurement at fair value of the investment in Nikola Corporation of $134 million.
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
Allowance for Credit Losses
Post-Adoption of ASC 326, Financial Instruments – Credit Losses (“ASC 326”) on January 1, 2020
The allowance for credit losses is the Company’s estimate of the lifetime expected credit losses inherent in the trade receivables and financing receivables portfolios owned by the Company. Retail financing receivables that share the same risk characteristics (such as, collateralization levels, geography, product type and other relevant factors) are reviewed on a collective basis using measurement models and management judgment. The allowance for retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors, such as gross domestic product (GDP) and Net Farm Income. The forward-looking macroeconomic factors are updated quarterly. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.
Wholesale financing receivables and trade receivables that share the same risk characteristics (such as collateralization levels, term, geography and other relevant factors) are reviewed on a collective basis using measurement models and management judgment. The allowances for trade and wholesale credit losses are based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors, such as industry sales volumes. The forward-looking macroeconomic factors are updated quarterly. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowances for credit losses. These qualitative factors are subjective and require a degree of management judgment.
Wholesale and retail financing receivables and trade receivables that do not have similar risk characteristics are individually reviewed based on, among other items, amounts outstanding, days past due and prior collection history. Expected credit losses are measured by considering: the probability-weighted estimates of cash flows and collateral value; the time value of money; current conditions and forecasts of future economic conditions. Expected credit losses are measured as the probability-weighted present value of all cash shortfalls (including the value of the collateral, if appropriate) over the expected life of each financial asset.
Prior to Adoption of ASC 326 on January 1, 2020
The allowance for credit losses was the Company’s estimate of probable losses on receivables owned by the Company and consisted of two components, depending on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covered the receivables specifically reviewed by management for which the Company has determined it is probable that it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history. These receivables are subject to impairment measurement at the loan level based either on the present value of expected future cash flows discounted at the receivables’ effective interest rate or the fair value of the collateral for collateral-dependent receivables.
The second component of the allowance for credit losses covered all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The allowance for wholesale credit losses is based on loss forecast models that consider the same factors as the retail models plus dealer risk ratings. The loss forecast models are updated on a quarterly basis. In addition, qualitative factors that are not fully captured in the loss forecast models, including industry trends, and macroeconomic factors, are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.
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
Goodwill and Other Intangibles
Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired. Goodwill and indefinite-lived intangible assets are reviewed for impairment at least annually. During 2019, the Company performed its annual impairment review as of December 31 and concluded that there was no impairment. During the second quarter of 2020, the Company completed an interim quantitative impairment assessment as a result of the significant economic disruption caused by the COVID-19 pandemic which resulted in a goodwill impairment charge for the Construction reporting unit. At December 31, 2020, the Company performed its annual impairment review and concluded there there was no impairment to goodwill for the other reporting units.
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
New Accounting Pronouncements
Adopted
Financial Instruments
In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which established ASC 326, Financial Instruments – Credit Losses (ASC 326”). In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses (“ASU 2018-19”), which superseded existing ASU 2016-13. The ASU introduced a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. Additional disclosures about significant estimates and credit quality were also required. The Company adopted ASU 2018-19 on January 1, 2020, using the modified retrospective approach. The impact to the consolidated balance sheet on January 1, 2020 was an increase to the allowance for credit losses of $26 million, a decrease to the investments in non-consolidated affiliates of $17 million and an increase to deferred tax assets of $7 million, with the offset to retained earnings of $36 million.
Intangibles - Cloud Computing Arrangements
In August 2018, the FASB issued ASU No. 2018-15, Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement ("ASU 2018-15"), which expands upon the guidance set forth in ASU 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. ASU 2018-15 aligns the requirements for capitalization of implementation costs in a cloud computing service contract with those requirements for capitalization of implementation costs incurred for an internal-use software license. The Company adopted ASU 2018-15 on a prospective basis on January 1, 2020. The adoption did not have a material impact on our results of operations, financial position and cash flows.
Related Party Guidance for Variable Interest Entities
In October 2018, the FASB issued ASU No. 2018-17, Targeted Improvements to Related Party Guidance for Variable Interest Entities ("ASU 2018-17"), which expands the application of a specific private company alternative related to VIEs and changes the guidance for determining whether a decision-making fee is a variable interest. Under the new guidance, to determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportionate basis, rather than in their entirety. The Company adopted ASU 2018-17 on January 1, 2020. The adoption did not have a material impact on our consolidated financial statements.
Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments
In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which makes targeted changes to standards on credit losses, hedging, and recognizing and measuring financial instruments to clarify them and address implementation issues. The amendments clarify the scope of the credit losses standard and address issues related to accrued interest receivable balances, recoveries, variable interest rates and prepayments, among other things. On recognizing and measuring financial instruments, the amendments address the scope of the guidance, the requirement for remeasurement under ASC 820 when using the measurement alternative, certain disclosure requirements and which equity securities have to be remeasured at historical exchange rates. The Company adopted the amendments related to ASU 2016-13, ASU 2017-12 and ASU 2016-01 at January 1, 2020. The adoption of this standard did not have a material impact on our consolidated financial statements.
Fair Value Measurement
In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820, Fair Value Measurement. This ASU modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The removed and modified disclosures were adopted on a retrospective basis and the new disclosures were adopted on a prospective basis. The adoption of this standard did not have a material impact on our consolidated financial statements.
Defined Benefit Plans Disclosure
In August 2018, the FASB issued ASU 2018-14, Compensation - Retirement Benefits - Defined Benefit Plans - General: Changes to the Disclosure Requirements for Defined Benefit Plans ("ASU 2018-14"), which modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans by removing and adding certain disclosures for these plans. We adopted this standard and reflected the changes within our benefit plan disclosures. The adoption of this standard did not have an impact on our consolidated financial statements.

Not Yet Adopted
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
Reference Rate Reform
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASU 2020-04"). ASU 2020-04 provides temporary optional expedients and exceptions for applying U.S. GAAP to contract modifications, hedging relationships, and other transactions affected by Reference Rate Reform if certain criteria are met. ASU 2020-04 can be adopted beginning as of March 12, 2020 through December 31, 2022 and may be applied as of the beginning of the interim period that includes March 12, 2020 or any date thereafter. The Company has not adopted ASU 2020-04 as of December 31, 2020. ASU 2020-04 is not expected to have a significant impact on the Company's consolidated financial statements.
Note 3: Revenue
The following tables summarize previously reported revenues for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
	(in millions)
Agriculture	$10,923	$10,959	$11,682
Construction	2,170	2,768	3,021
Commercial and Specialty Vehicles	9,421	10,439	10,939
Powertrain	3,629	4,117	4,565
Eliminations and Other	(1,858)	(2,134)	(2,376)
Total Industrial Activities	24,285	26,149	27,831
Financial Services	1,823	2,011	1,989
Eliminations and Other	(76)	(81)	(114)
Total Revenues	$26,032	$28,079	$29,706
The following table disaggregates previously reported revenues by major source for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
	(in millions)
Revenues from:
Sales of goods	$23,333	$25,103	$26,838
Rendering of services and other revenues	637	660	527
Rents and other income on assets sold with a buy-back commitment	315	386	466
Revenues from sales of goods and services	$24,285	$26,149	$27,831
Finance and interest income	988	1,164	1,115
Rents and other income on operating lease	759	766	760
Finance, interest and other income	$1,747	$1,930	$1,875
Total Revenues	$26,032	$28,079	$29,706

Contract liabilities recorded in Other liabilities were $1,381 million, $1,236 million and $1,368 million at December 31, 2020, 2019 and 2018, respectively. Contract liabilities primarily relate to extended warranties/maintenance and repair contracts, and transactions for the sale of vehicles with a buy-back commitment. During the year ended December 31, 2020, 2019 and 2018, revenues included $463 million, $508 million and $544 million, respectively, relating to contract liabilities outstanding at the beginning of each period.
As of December 31, 2020, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $2.2 billion (approximately $2.0 billion at December 31, 2019). CNH Industrial expects to recognize revenue on approximately 32% and 77% of the remaining performance obligations over the next 12 and 36 months, respectively (approximately 39% and 84% as of December 31, 2019, respectively).
Note 4: Receivables
Trade Receivables, net
As of December 31, 2020 and 2019, the Company had trade receivables of $506 million and $416 million, respectively. Trade receivables are shown net of allowances for doubtful accounts of $62 million and $60 million at December 31, 2020 and 2019 respectively. Trade accounts have significant concentrations of credit risk in the Agriculture, Construction and Commercial and Specialty Vehicles segments. There is not a disproportionate concentration of credit risk in any geographic region.
The Industrial Activities businesses sell a significant portion of their trade receivables to Financial Services and provide compensation to Financial Services at approximate market interest rates.
Financing Receivables, net
A summary of financing receivables included in the consolidated balance sheets as of December 31, 2020 and 2019 is as follows:

	2020	2019
	(in millions)
Retail	$9,257	$9,218
Wholesale	9,127	10,081
Other	73	129
Total	$18,457	$19,428
CNH Industrial provides and administers financing for retail purchases of new and used equipment and vehicles sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by Industrial Activities.
Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest-free” period, Financial Services is compensated by Industrial Activities for the difference between market interest rates and the amount paid by the dealer. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until CNH Industrial receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. CNH Industrial evaluates and assesses dealers on an ongoing basis as to their credit worthiness. CNH Industrial may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in 2020, 2019 or 2018 relating to the termination of dealer contracts.
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

Contractual maturities of financing receivables as of December 31, 2020 are as follows:

Amount
(in millions)
2021	$11,529
2022	2,535
2023	1,978
2024	1,306
2025	813
2026 and thereafter	296
Total	$18,457
It has been the Company’s experience that substantial portions of retail receivables are repaid before their contractual maturity dates. As a result, the above table should not be regarded as a forecast of future cash collections.
The Company assesses and monitors the credit quality of its portfolio based on whether a receivable is classified as Performing or Non-Performing. Financing receivables are considered past due if the required principal and interest payments have not yet been received as of the contractual payment due date. Delinquency is reported in financing receivables greater than 30 days past due. Non-performing financing receivables represent loans for which the Company has ceased accruing finance income. These receivables are generally 90 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrued interest is charged-off to Interest income. Interest income charged-off was not material for the year ended December 31, 2020. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured. As the terms for retail financing receivables are greater than one year, the performing/non-performing information is presented by year of origination for North America, South America and Rest of World.

The aging of financing receivables as of December 31, 2020 and 2019 is as follows (in millions):

	2020
	31-60 Days Past Due	61-90 Days Past Due	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
North America
2020					$2,619	$—	$2,619
2019					1,571	1	1,572
2018					1,033	1	1,034
2017					543	1	544
2016					262	1	263
Prior to 2016					81	—	81
Total	$29	$—	$29	$6,080	$6,109	$4	$6,113
South America
2020					$792	$1	$793
2019					448	3	451
2018					299	4	303
2017					173	2	175
2016					86	1	87
Prior to 2016					71	1	72
Total	$4	$1	$5	$1,864	$1,869	$12	$1,881
Rest of World
2020					$544	$—	$544
2019					270	1	271
2018					195	1	196
2017					117	1	118
2016					39	—	39
Prior to 2016					2	—	2
Total	$7	$4	$11	$1,156	$1,167	$3	$1,170
Europe	$—	$—	$—	$93	$93	$—	$93
Total Retail	$40	$5	$45	$9,193	$9,238	$19	$9,257
Wholesale
North America	$—	$—	$—	$2,722	$2,722	$31	$2,753
South America	—	—	—	537	537	42	579
Rest of World	3	—	3	542	545	—	545
Europe	—	—	—	5,250	5,250	—	5,250
Total Wholesale	$3	$—	$3	$9,051	$9,054	$73	$9,127

The above aging table is not necessarily reflective of the potential credit risk in the portfolio due to payment schedule changes granted by the Company and government stimulus policies benefiting the Company's dealers and end-use customers.

	2019
	31-60 Days Past Due	61-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail
North America	$24	$4	$—	$28	$6,123	$6,151	$16	$6,167
Europe	—	—	—	—	136	136	—	136
South America	9	2	6	17	1,974	1,991	18	2,009
Rest of World	3	1	2	6	900	906	—	906
Total Retail	$36	$7	$8	$51	$9,133	$9,184	$34	$9,218
Wholesale
North America	$—	$—	$—	$—	$3,641	$3,641	$26	$3,667
Europe	24	9	7	40	4,857	4,897	—	4,897
South America	2	—	1	3	829	832	55	887
Rest of World	5	3	6	14	616	630	—	630
Total Wholesale	$31	$12	$14	$57	$9,943	$10,000	$81	$10,081
Allowance for credit losses activity for the three years ended December 31, 2020, 2019 and 2018 is as follows (in millions):

	December 31, 2020
	Retail	Wholesale
Opening Balance, as previously reported	$299	$159
Adoption of ASC 326	35	$(9)
Opening Balance, as recast	334	150
Provision	113	27
Charge-offs, net of recoveries	(56)	(14)
Foreign currency translation and other	(10)	11
Ending balance	$381	$174

At December 31, 2020, the allowance for credit losses includes a build of reserves primarily due to the expectation of deteriorating credit conditions related to the COVID-19 pandemic and the adoption of ASC 326. The Company continues to monitor the situation and will update the macroeconomic factors and qualitative factors in future periods, as warranted. The provision for credit losses is included in selling, general and administrative expenses.

	December 31, 2019
	Retail	Wholesale
Opening balance	$326	$164
Provision	44	12
Charge-offs, net of recoveries	(51)	(18)
Foreign currency translation and other	(20)	1
Ending balance	$299	$159

	December 31, 2018
	Retail	Wholesale
Opening balance	$383	$200
Provision	53	(5)
Charge-offs, net of recoveries	(85)	(15)
Foreign currency translation and other	(25)	(16)
Ending balance	$326	$164

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
As of December 31, 2020, the Company had 253 retail and finance lease contracts classified as TDRs in North America where a court has determined the concession. The pre-modification value of these contracts was $9 million and the post-modification value was $8 million. Additionally, the Company had 362 accounts with a balance of $26 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As of December 31, 2019, the Company had 279 retail and finance lease contracts classified as TDRs in North America where a court has determined the concession. The pre-modification value of these contracts was $10 million and the post-modification value was $9 million. Additionally, the Company had 323 accounts with a balance of $15 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As the outcome of the bankruptcy cases is determined by the court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous twelve months ended December 31, 2020 and 2019.
As of December 31, 2020 and 2019, the Company had retail and finance lease receivable contracts classified as TDRs in Europe. The pre-modification value was $99 million and $87 million, respectively, and the post-modification value was $91 million and $80 million, respectively. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended December 31, 2020 and 2019.
As of December 31, 2020 and 2019, CNH Industrial's wholesale TDRs were immaterial.
Transfers of Financial Assets
The Company transfers a number of its financing receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity ("SPE") finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in securitizations differ from other entities included in the Company’s consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, the Company has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third-party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay the Company’s creditors until all obligations of the SPE have been fulfilled.
These securitization trusts were determined to be VIEs and consequently, the Company has consolidated these trusts. In its role as servicer, the Company has the power to direct the trusts’ activities. Through its retained interests, the Company has an obligation to absorb certain losses or the right to receive certain benefits that could potentially be significant to the trusts.
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
At December 31, 2020 and 2019, the carrying amount of such restricted receivables included in financing receivables above are the following (in millions):

	2020	2019
Retail note and finance lease receivables	$6,224	$6,340
Wholesale receivables	7,011	7,266
Total	$13,235	$13,606

Note 5: Inventories
Inventories (stated at the lower of cost or market, cost being determined on a FIFO basis) as of December 31, 2020 and 2019 consist of the following:

	2020	2019
	(in millions)
Raw materials	$1,525	$1,332
Work-in-process	622	612
Finished goods	3,875	5,138
Total Inventories	$6,022	$7,082

Note 6: Property, Plant and Equipment
A summary of property, plant and equipment as of December 31, 2020 and 2019 is as follows:

	2020	2019
	(in millions)
Land and industrial buildings	$3,428	$3,279
Plant, machinery and equipment	9,268	8,621
Assets sold with buy-back commitment	2,640	2,649
Construction in progress	149	164
Other	810	793
Gross property, plant and equipment	16,295	15,506
Accumulated depreciation	(11,372)	(10,237)
Net property, plant and equipment	$4,923	$5,269

Property, plant and equipment recorded under capital leases were immaterial as of December 31, 2020 and 2019.
Depreciation expense on the above property, plant and equipment totaled $801 million, $853 million, and $965 million for the years ended December 31, 2020, 2019, and 2018, respectively. Excluding depreciation for assets sold with buy-back commitments, depreciation expenses totaled $524 million, $548 million, and $587 million for the years ended December 31, 2020, 2019, and 2018, respectively.
As a result of the significant decline in industry demand and other market conditions due to the economic disruption caused by the COVID-19 pandemic, the Company reviewed its manufacturing footprint and has reassessed the recoverability of certain assets. As a result, the Company recorded property and equipment impairments of $163 million. Agriculture, Construction and Commercial & Specialty Vehicles recognized $111 million, $45 million and $7 million of impairment charges in the second quarter of 2020, respectively. In the same period, Commercial and Specialty Vehicles recognized charges, including impairments of assets sold with buy-back commitments, of $282 million in connection with new actions identified in order to realize the asset portfolio of vehicles sold under buy-back commitments. These actions were taken as a result of the significant deterioration of the used vehicle markets in which the segment operates and the consequent impact on truck residual values. Commercial and Specialty Vehicles recognized an impairment loss on new and used vehicles of $144 million, $86 million and $76 million on assets sold with a buy-back commitment for the years ended December 31, 2020, 2019, and 2018, respectively. The losses are recognized in “Cost of goods sold” on the Consolidated Statements of Operations.
The Company had contractual commitments of $126 million and $118 million for the acquisition of property, plant and equipment at December 31, 2020 and 2019, respectively.
Note 7: Investments in Unconsolidated Subsidiaries and Affiliates
A summary of investments in unconsolidated subsidiaries and affiliates as of December 31, 2020 and 2019 is as follows:

	2020	2019
	(in millions)
Equity method	$514	$513
Cost method(1)	15	118
Total	$529	$631
(1) At December 31, 2019, investments in unconsolidated subsidiaries and affiliates using the cost method included the investment in Nikola Corporation. This investment is now included in “Investments at fair value through profits and loss” on the Consolidated Balance Sheet as it is measured at fair value following the completion of Nikola Corporation’s business combination with VectoIQ Acquisition Corp. and listing of its shares on NASDAQ. See footnote 15 for further details.
A summary of the combined results of operations and financial position as reported by the investees that CNH Industrial accounts for using the equity method is as follows (unaudited):

	For The Years Ended December 31,
	2020	2019	2018
	(in millions)
Net revenue	$2,716	$2,480	$2,875
Income before taxes	$133	$71	$150
Net income	$50	$29	$109

	As of December 31,
	2020	2019
	(in millions)
Total Assets	$8,529	$7,709
Total Liabilities	$7,449	$6,611
Total Equity	$1,080	$1,098

The investees included in these tables primarily consists of Al Ghazi Tractors Ltd. (43.2% ownership), Turk Traktor re Ziraat Makineteri A.S. (37.5% ownership), New Holland HFT Japan Inc. (50.0% ownership), CNH de Mexico S.A. de C.V. (50.0% ownership), CNH Industrial Capital Europe S.A.S. (49.9% ownership), Naveco (Nanjing Iveco Motor Co.) Ltd (50.0% ownership), SAIC Iveco Commercial Vehicle Investment Company Limited (50.0% ownership), Transolver Finance Establecimiento Financiero de Credito S.A. (49.0% ownership) and Nikola Iveco Europe GmbH (50.0% ownership).
Note 8: Leases
Lessee
The Company has mainly operating lease contracts for buildings, plant and machinery, vehicles, IT equipment and machinery.

Leases with a term of 12 months or less are not recorded in the balance sheet. For the leases the Company recognized, on a straight-line basis over the lease term, lease expense of $16 million and $17 million and for the year ended December 31, 2020 and 2019, respectively.
For the year ended December 31, 2020 and 2019, the Company incurred operating lease expenses of $148 million and $162 million, respectively.
At December 31, 2020 and 2019, the Company has recorded approximately $454 million and $450 million of a right-of-use asset, respectively, and $453 million and $449 million of lease liability included in Other Assets and Other Liabilities, respectively. At December 31, 2020 and 2019 the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for operating leases were 6.6 years and 3.0%, and 6.9 years and 3.4%, respectively.
During the year ended December 31, 2020 and 2019, leased assets obtained in exchange for operating lease obligations were $131 million and $117 million, respectively. During the year ended December 31, 2020 and 2019, operating cash outflow for amounts included in the measurement of operating lease obligations was $148 million and $162 million, respectively.

Future minimum lease payments under non-cancellable leases as of December 31, 2020 were as follows:

Operating Leases	($ million)
2021	$133
2022	98
2023	69
2024	51
2025	39
2026 and thereafter	108
Total future minimum lease payments	$498
Less: Interest	(45)
Total	$453
Lessor
The Company, primarily through its Financial Services segment, leases equipment and vehicles to retail customers under operating leases. Our leases typically have terms of 3 to 5 years with options available for the lessee to purchase the equipment at the lease term date. Revenue for non-lease components are accounted for separately.
A summary of equipment on operating leases as of December 31, 2020, and 2019 is as follows:

	2020	2019
	(in millions)
Equipment on operating leases	$2,442	$2,212
Accumulated depreciation	(464)	(355)
Net equipment on operating leases	$1,978	$1,857
Depreciation expense on equipment on operating leases is recorded in "Other, net" and amounted to $266 million, $250 million and $256 million for the years ended December 31, 2020, 2019 and 2018, respectively.
The following table sets out a maturity analysis of operating lease payments, showing the undiscounted lease payments to be received after the reporting date:

Amount
(in millions)
2021	$272
2022	173
2023	90
2024	34
2025	12
2026 and thereafter	1
Total undiscounted lease payments	$582

Note 9: Goodwill and Other Intangibles
Changes in the carrying amount of goodwill, for the years ended December 31, 2020 and 2019 are as follows:

	Agriculture	Construction	Commercial & Specialty Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at January 1, 2019	$1,646	$587	$62	$5	$153	$2,453
Impact of foreign exchange and other	6	—	(3)	—	2	5
Acquisitions	80	—	—	—	—	80
Balance at December 31, 2019	$1,732	$587	$59	$5	$155	$2,538
Foreign currency translation and other	(37)	(2)	6	2	2	(29)
Goodwill impairment charge	—	(585)	—	—	—	(585)
Balance at December 31, 2020	$1,695	$—	$65	$7	$157	$1,924

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
Goodwill and other indefinite-lived intangible assets are tested for impairment annually or more frequently if a triggering event occurs. During the second quarter of 2020, the Company considered whether a quantitative interim assessment of goodwill for impairment was required as a result of the significant economic disruption caused by the COVID-19 pandemic. Based on the internal and external sources of information considered through June 30, 2020, including the current and expected future economic and market conditions surrounding the COVID-19 pandemic and its impact on each of the reporting units, industry and market considerations, overall financial performance (both current and projected), as well as the amount by which the fair value of the Company’s reporting units exceeded their respective carrying values at the date of the last quantitative assessment, the Company, as part of the qualitative assessment performed, determined these conditions indicated that it was more likely than not that the carrying value of the Construction reporting unit exceeded its fair value as of June 30, 2020. At June 30, 2020, CNH Industrial completed a quantitative impairment assessment for the Construction reporting unit which resulted in a fair value below carrying value. Based on the assessment, the Company recognized a goodwill impairment charge of $585 million for the Construction reporting unit.
At December 31, 2020, the vast majority of goodwill, representing approximately 96% of the total, related to Agriculture (88%) and Financial Services (8%) and as such, the impairment testing of these reporting units is discussed in detail below.
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
Under the market approach, CNH Industrial estimates the fair value of the Agriculture reporting unit using earnings before interest, tax, depreciation and amortization multiples and estimates the fair value of the Financial Services reporting unit using book value multiples. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics as the respective reporting units. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same, or a similar, line of business or be subject to similar financial and business risks, including the opportunity for growth.
As of December 31, 2020, the estimated fair values of the Agriculture and Financial Services reporting units exceeded the carrying value by approximately 270% and 51% respectively. Thus, we did not recognize an impairment for the respective reporting units.
The sum of the fair values of CNH Industrial’s reporting units was in excess of CNH Industrial’s market capitalization. CNH Industrial believes that the difference between the fair value and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken into consideration.
As of December 31, 2020, and December 31, 2019, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		2020			2019
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in millions)
Other intangible assets subject to amortization:
Dealer networks	15	$311	$241	$70	$320	$224	$96
Patents, concessions, licenses and other	5-25	2,107	1,678	429	1,965	1,528	437
		2,418	1,919	499	2,285	1,752	533
Other intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273
Total Other intangible assets		$2,691	$1,919	$772	$2,558	$1,752	$806

During the second quarter of 2020, the Company recorded impairment charges of $27 million related to its Construction dealer network and $65 million related to certain software costs in its Agriculture segment. The impairments are included in "Cost of goods sold" in the Consolidated Statement of Operations.
CNH Industrial recorded amortization expense of $105 million, $112 million, and $116 million during 2020, 2019, and 2018, respectively.
Based on the current amount of other intangible assets subject to amortization, the estimated annual amortization expense for each of the succeeding 5 years is expected to be as follows: $78 million in 2021; $73 million in 2022; $66 million in 2023, $58 million in 2024; and $37 million in 2025.
Note 10: Debt
Credit Facilities
Lenders of committed credit facilities have the obligation to make advances up to the facility amount. Lenders of uncommitted facilities have the right to terminate the agreement with prior notice to CNH Industrial. At December 31, 2020, CNH Industrial’s available committed unsecured facilities expiring after twelve months amounted to $6.1 billion ($5.5 billion at December 31, 2019).
In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. CNH Industrial exercised the first of the two extension options as of February 28, 2020 and the second extension option as of February 26, 2021. The facility is now due to mature in March 2026 for €3,950.5 million; the remaining €49.5 million will mature in March 2025. The credit facility replaced the existing five-year €1.75 billion credit facility due to mature in 2021. The €4 billion facility is guaranteed by the parent company with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.), includes typical provisions for contracts of this type and size, such as: customary covenants mainly relating to Industrial Activities including negative pledge, a status (or pari passu) covenant, restrictions on the incurrence of indebtedness by certain subsidiaries, customary events of default (some of which are subject to minimum thresholds and customary mitigants) including cross-default, failure to pay amounts due or to comply with certain provisions under the loan agreement, the occurrence of certain bankruptcy-related events and mandatory prepayment obligations upon a change in control of CNH Industrial or the borrower and a financial covenant (Net debt/EBITDA ratio relating to Industrial Activities) that is not applicable with the current ratings levels. The failure to comply with these provisions, in certain cases if not suitably remedied, can lead to the requirement to make early repayment of the outstanding advances. At December 31, 2020, the Company was in compliance with all covenants in the revolving credit facility.

At December 31, 2020, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $3.9 billion ($4.1 billion at December 31, 2019), of which $3.7 billion at December 31, 2020 ($3.0 billion at December 31, 2019) were utilized.
Debt
A summary of issued bonds outstanding as of December 31, 2020, is as follows:

	Currency	Face value of outstanding bonds (in millions)	Coupon	Maturity	Outstanding amount ($ millions)
Industrial Activities

Euro Medium Term Notes:
CNH Industrial Finance Europe S.A. (1)	EUR	367	2.875%	September 27, 2021	451
CNH Industrial Finance Europe S.A. (1)	EUR	75	1.625%	March 29, 2022	92
CNH Industrial Finance Europe S.A. (1)	EUR	316	1.375%	May 23, 2022	388
CNH Industrial Finance Europe S.A. (1)	EUR	369	2.875%	May 17, 2023	452
CNH Industrial Finance Europe S.A. (1)	EUR	750	0.000%	April 1, 2024	920
CNH Industrial Finance Europe S.A. (1)	EUR	650	1.750%	September 12, 2025	798
CNH Industrial Finance Europe S.A. (1)	EUR	100	3.500%	November 12, 2025	123
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.875%	January 19, 2026	614
CNH Industrial Finance Europe S.A. (1)	EUR	600	1.750%	March 25, 2027	736
CNH Industrial Finance Europe S.A. (1)	EUR	50	3.875%	April 21, 2028	61
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.625%	July 3, 2029	614
CNH Industrial Finance Europe S.A. (1)	EUR	50	2.200%	July 15, 2039	61
Other Bonds:
CNH Industrial N.V. (2)	USD	600	4.500%	August 15, 2023	600
CNH Industrial N.V. (2)	USD	500	3.850%	November 15, 2027	500
Hedging effects, bond premium/discount, and unamortized issuance costs					(44)
Total Industrial Activities					6,366
Financial Services
CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital Argentina SA	ARS	701	36.000%	August 31, 2021	8
CNH Industrial Capital LLC	USD	500	4.375%	April 5, 2022	500
CNH Industrial Capital Australia Pty Ltd.	AUD	175	2.100%	December 12, 2022	135
CNH Industrial Capital LLC	USD	600	1.950%	July 2, 2023	600
CNH Industrial Capital Argentina SA	USD	31	0.000%	August 31, 2023	31
CNH Industrial Capital LLC	USD	500	4.200%	January 15, 2024	500
CNH Industrial Capital LLC	USD	500	1.875%	January 15, 2026	500
Hedging effects, bond premium/discount, and unamortized issuance costs					42
Total Financial Services					3,216
(1) Bond listed on the Irish Stock Exchange
(2) Bond listed on the New York Stock Exchange

A summary of total debt as of December 31, 2020 and 2019, is as follows:

	2020			2019
	Industrial Activities	Financial Services	Total	Industrial Activities	Financial Services	Total
	(in millions)

Total Bonds	$6,366	$3,216	$9,582	$5,061	$2,649	$7,710
Asset-backed debt	—	11,922	11,922	—	11,757	11,757
Other debt	905	3,644	4,549	165	5,222	5,387
Intersegment debt	1,017	856	—	1,332	1,120	—
Total Debt	$8,288	$19,638	$26,053	$6,558	$20,748	$24,854
The weighted-average interest rate on consolidated debt at December 31, 2020, and 2019 was 2.5% and 3.0%, respectively.
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
In July 2019, CNH Industrial Finance Europe S.A. issued €500 million of notes at an annual fixed rate of 1.625% notes due in 2029 (the “1.625% CIFE Notes”) with an issue price of 98.926 percent of their principal amount. The 1.625% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme guaranteed by CNH Industrial N.V.

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
In June 2020, Fitch Ratings (“Fitch”) affirmed CNH Industrial N.V. and CNH Industrial Capital LLC’s long-term issuer default rating at “BBB-” and changed the outlook to stable from positive. The Company’s long-term credit ratings remained unchanged at “BBB” from Standard & Poor’s and “Baa3” from Moody’s with stable outlooks.
On July 2, 2020, CNH Industrial Capital LLC issued $600 million of notes at an annual fixed rate of 1.950% due in 2023 at an issue price of 99.370% of their principal amount.
On August 31, 2020, CNH Industrial Capital Argentina SA completed a first public offering for $31 million of notes due in 2023 and for ARS701 million (equivalent to $8 million) due in 2021.
On October 6, 2020, CNH Industrial Capital LLC completed its previously announced offering of $500 million in aggregate principal amount of 1.875% notes due 2026, with an issue price of 99.761% of their principal amount.
On December 1, 2020, CNH Industrial Finance Europe S.A. issued €750 million of notes at an annual fixed rate of 0.000% due in 2024 at an issue price of 99.910 percent of their principal amount. These notes were issued under the €10 billion Euro Medium Term Note Programme guaranteed by CNH Industrial N.V.
With the purpose of further diversifying its funding structure, CNH Industrial has established various commercial paper programs. CNH Industrial Capital LLC established in previous years a commercial paper program in the U.S. This program had no amount outstanding at December 31, 2020 ($387 million outstanding at December 31, 2019). CNH Industrial Financial Services S.A. in Europe issued commercial paper under a program which had an amount of $112 million outstanding at December 31, 2020 ($105 million at December 31, 2019).
In the month of April 2020, the Company issued £600 million (equivalent to $748 million) of commercial paper through the Joint HM Treasury and Bank of England's Covid Corporate Financing Facility (CCFF); the issued amount was repaid prior to maturity on December 16, 2020.
The bonds issued by CNH Industrial may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) covenant and cross default clauses. A breach of these commitments can lead to the early repayment of the applicable notes. The bonds guaranteed by CNH Industrial N.V. under the Euro Medium Term Note Programme (and its predecessor the Global Medium Term Note Programme), as well as the notes issued by CNH Industrial N.V., contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading of CNH Industrial N.V.
Other debt consists primarily of borrowings from banks which are at various terms and rates. Included in Other debt of Financial Services is approximately $1.2 billion and $1.5 billion at December 31, 2020 and 2019, respectively, of funding provided by the Brazilian development agency, Banco Nacional de Desenvolvimento Econômico e Social (BNDES). The program provides subsidized funding to financial institutions to be loaned to customers to support the purchase of agricultural or construction machinery or commercial vehicles in accordance with the program.

A summary of the minimum annual repayments of debt as of December 31, 2020, for 2021 and thereafter is as follows:

	Industrial Activities	Financial Services	Consolidated
	(in millions)
2021	$696	$10,846	$11,542
2022	1,050	3,312	4,362
2023	1,075	2,041	3,116
2024	925	1,479	2,404
2025	923	419	1,342
2026 and thereafter	2,602	685	3,287
Intersegment	1,017	856	—
Total	$8,288	$19,638	$26,053
Please refer to “Note 15: Financial Instruments” for fair value information on debt.
Note 11: Income Taxes
CNH Industrial N.V. and its subsidiaries have substantial worldwide operations. CNH Industrial N.V.’s subsidiaries incur tax obligations in the jurisdictions in which they operate. The Company’s provision (benefit) for income taxes as reported in its consolidated statements of operations for the year ended December 31, 2020 of $(50) million consists almost entirely of income taxes related to subsidiaries of CNH Industrial N.V.
The sources of income before taxes and equity in income of unconsolidated subsidiaries and affiliates for the years ended December 31, 2020, 2019, and 2018 are as follows:

	2020	2019	2018
	(in millions)
Parent country source	$(131)	$(3)	$(6)
Foreign sources	(374)	1,173	1,472
Income (loss) before taxes and equity in income of unconsolidated subsidiaries and affiliates	$(505)	$1,170	$1,466

The provision for income taxes for the years ended December 31, 2020, 2019 and 2018 consisted of the following:

	2020	2019	2018
	(in millions)

Current income taxes	$235	$203	$353
Deferred income taxes	(285)	(474)	64
Total income tax provision (benefit)	$(50)	$(271)	$417

CNH Industrial N.V. is incorporated in the Netherlands but is a tax resident of the United Kingdom ("U.K."). The reconciliation of the differences between the provision for income taxes and the statutory rate is presented based on the weighted average of the U.K. statutory corporation tax rates in force over each of the Company’s calendar year reporting periods of 19% in 2018, 2019, and 2020. Reconciliations of CNH Industrial’s income tax expense for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020	2019	2018
	(in millions)
Tax provision at the parent statutory rate	$(96)	$222	$278
Foreign income taxed at different rates	(6)	79	102
Change in valuation allowance	(9)	(502)	31
Italian IRAP taxes	12	14	21
Tax contingencies	5	7	29
Tax credits and incentives	(36)	(88)	(66)
Goodwill impairment	111	—	—
Nikola fair value remeasurement effect	(24)	—	—
Change in tax rate or law	(14)	(5)	(8)
Withholding taxes	—	2	7
Other	7	—	23
Total income tax provision (benefit)	$(50)	$(271)	$417
The reduced tax benefit in 2020, as compared to 2019, was largely attributable to lower pre-tax profits and the favorable tax effect associated with the Nikola fair value remeasurement, which were more than offset by the negative impacts of the $585 million non-deductible goodwill impairment charge, a substantial reduction to the net impact of changes in valuation allowances, primarily due to the non-recurrence of the $539 million discrete tax benefit described below and reduced benefits of tax credits and incentives.
The effective tax rate reduction in 2019, as compared to 2018 was primarily caused by the Company reporting, during the three and nine month periods ending September 30, 2019, a $539 million discrete tax benefit associated with recognizing a substantial portion the deferred tax assets associated with its Italian operations, increased tax credit and incentive benefits associated with multiple jurisdictions in which the Company operates and a reduced impact of tax contingencies, which was also associated with multiple tax jurisdictions.
At December 31, 2020, undistributed earnings in certain subsidiaries outside the U.K. totaled approximately $5 billion for which no deferred tax liability has been recorded because the remittance of earnings from those jurisdictions would incur no tax, or such earnings are indefinitely reinvested. The Company has determined the amount of unrecognized deferred tax liability relating to the $5 billion undistributed earnings was approximately $96 million and was attributable to withholding taxes and incremental local country income taxes in certain jurisdictions. Further, the Company evaluated the undistributed earnings from joint ventures in which it owned 50% or less and recorded $10 million of deferred tax liabilities as of December 31, 2020. The repatriation of undistributed earnings to the U.K. is generally exempt from U.K. income taxes.

Deferred Income Tax Assets and Liabilities
The components of net deferred tax assets as of December 31, 2020 and 2019 are as follows:

	2020	2019
	(in millions)
Deferred tax assets:
Inventories	$85	$66
Warranty and campaigns	217	170
Allowance for credit losses	159	155
Marketing and sales incentive programs	272	285
Other risk and future charges reserve	256	265
Pension, postretirement and postemployment benefits	271	253
Leasing liabilities	117	114
Research and development costs	306	311
Other reserves	400	347
Tax credits and loss carry forwards	798	677
Less: Valuation allowances	(941)	(993)
Total deferred tax assets	$1,940	$1,650
Deferred tax liabilities:
Property, plant and equipment	$423	$523
Other	178	165
Total deferred tax liabilities	601	688
Net deferred tax assets	$1,339	$962
Net deferred tax assets are reflected in the accompanying consolidated balance sheets as of December 31, 2020 and 2019 as follows:

	2020	2019
	(in millions)
Deferred tax assets	$1,451	$1,134
Deferred tax liabilities	(112)	(172)
Net deferred tax assets	$1,339	$962
Valuation Allowances
As of December 31, 2020, the Company has valuation allowances of $941 million against certain deferred tax assets, including tax loss carry forwards, tax credits and other deferred tax assets. These valuation allowances are primarily attributable to operations in Brazil, Germany, Italy and the U.K.
CNH Industrial has gross tax loss carry forwards in several tax jurisdictions. These tax losses expire as follows: $122 million in 2021; $84 million in 2022; $62 million in 2023; $99 million in 2024; $440 million in 2025 and beyond. CNH Industrial also has tax loss carry forwards of approximately $2.7 billion with indefinite lives. CNH Industrial has tax credit carry forwards. The years in which these tax credits expire are as follows: $1 million in 2024; and $52 million in 2025 and beyond.

Uncertain Tax Positions
The Company files income tax returns in multiple jurisdictions and is subject to examination by taxing authorities throughout the world. The Company has open tax years from 2009 to 2019. Due to the global nature of the Company’s business, transfer pricing disputes may arise, and the Company may seek correlative relief through competent authority processes.
A reconciliation of the gross amounts of tax contingencies at the beginning and end of the year is as follows:

	2020	2019
	(in millions)

Balance, beginning of year	$255	$268
Additions based on tax positions related to the current year	19	26
Additions for tax positions of prior years	39	32
Reductions for tax positions of prior years	(5)	(32)
Reductions for tax positions as a result of lapse of statute	(37)	(14)
Settlements	(1)	(25)
Balance, end of year	$270	$255

As of December 31, 2020, there are $224 million of unrecognized tax benefits that if recognized would affect the effective tax rate.
The Company recognizes interest and penalties accrued related to tax contingencies as part of the income tax provision. During the years ended December 31, 2020, 2019 and 2018, the Company recognized expense of approximately $1 million, $6 million and $13 million for income tax related interest and penalties, respectively. The Company had approximately $27 million, $25 million and $21 million of income tax related interest and penalties accrued at December 31, 2020, 2019 and 2018, respectively.
Note 12: Employee Benefit Plans and Postretirement Benefits
CNH Industrial provides pension, healthcare and insurance plans and other postemployment benefits to their employees and retirees under defined contribution and defined benefit plans.
In the case of defined contribution plans, CNH Industrial makes contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been made, the Company has no further payment obligations. CNH Industrial recognizes the contribution cost when the employees have rendered their service and includes this cost by function in cost of goods sold, SG&A expense, and R&D expense. During the years ended December 31, 2020, 2019, and 2018, CNH Industrial recorded expense of $188 million, $188 million, and $198 million, respectively, for its defined contribution plans.
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
In the fourth quarter of 2020, CNH Industrial signed group annuity contracts to transfer the outstanding pension benefit obligations related to certain retirees and beneficiaries within the U.S. plans. In connection with these transactions, $550 million of plan obligations were transferred along with $550 million of plan assets. The Company also recognized a $125 million pre-tax non-cash settlement charge, primarily related to the accelerated recognition of actuarial losses in those plans in the fourth quarter of 2020, recorded in Other, Net on the Consolidated Statement of Operations.
In November 2019, CNH Industrial signed a group annuity contract to transfer the outstanding pension benefit obligations related to certain retirees and beneficiaries within the U.S. plans. In connection with this transaction, $431 million of plan obligations were transferred along with $451 million of plan assets. The Company also recognized a $116 million pre-tax non-cash settlement charge, primarily related to the accelerated recognition of actuarial losses in those plans in the fourth quarter of 2019, recorded in Other, Net on the Consolidated Statement of Operations.

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
On February 20, 2018, CNH Industrial announced that the United States Supreme Court ruled in its favor in Reese vs. CNH Industrial N.V. and CNH Industrial America LLC. The decision allowed CNH Industrial to terminate or modify various retiree healthcare benefits previously provided to certain UAW Union represented CNH Industrial retirees. On April 16, 2018, CNH Industrial announced its determination to modify the Benefits provided to the applicable retirees (“Benefits Modification”) to make them consistent with the Benefits provided to current eligible CNH Industrial retirees who had been represented by the UAW. The Benefits Modification resulted in a reduction of the plan liability by $527 million. This amount will be amortized from OCI to the income statement over approximately 4.5 years, which represents the average service period to attain eligibility conditions for active participants. For the years ended December 31, 2020, 2019 and 2018, $119 million, $119 million and $80 million of amortization was recorded as a pre-tax gain in Other, net, respectively.
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
Obligations and Funded Status
The following summarizes data from CNH Industrial’s defined benefit pension, healthcare and other postemployment plans for the years ended December 31, 2020 and 2019:

	Pension		Healthcare (1)		Other (1)
	2020	2019	2020	2019	2020	2019
	(in millions)
Change in benefit obligations:
Beginning benefit obligation	$2,938	$3,029	$412	$434	$431	$422
Service cost	22	23	4	5	16	13
Interest cost	44	74	10	14	1	3
Plan participants’ contributions	3	3	5	10	—	—
Actuarial loss	215	377	21	45	—	37
Gross benefits paid	(139)	(156)	(37)	(42)	(31)	(37)
Plan amendments	2	(2)	1	(47)	—	—
Currency translation adjustments and other (2)	(426)	(410)	2	(7)	38	(7)
Ending benefit obligation	$2,659	$2,938	$418	$412	$455	$431
Change in the fair value of plan assets:
Beginning plan assets	2,096	2,281	152	141	—	—
Actual return on plan assets	231	305	17	27	—	—
Employer contributions	70	53	—	—	—	—
Plan participants’ contributions	3	3	—	—	—	—
Gross benefits paid	(114)	(130)	(9)	(16)	—	—
Currency translation adjustments and other (2)	(479)	(416)	(15)	—	—	—
Ending plan assets	1,807	2,096	145	152	—	—
Funded status:	$(852)	$(842)	$(273)	$(260)	$(455)	$(431)

(1)The healthcare and other postemployment plans are not required to be prefunded.
(2)Includes the impact of the transfer of the outstanding pension benefit obligations related to certain retirees and beneficiaries within the U.S. plans through group annuity contract purchases in the fourth quarter of 2020 and 2019.
The following summarizes data from CNH Industrial’s defined benefit pension plans by significant geographical area for the years ended December 31, 2020 and 2019:

	U.S.		U.K		Germany (1)		Other Countries (1)
	2020	2019	2020	2019	2020	2019	2020	2019
	(in millions)
Change in benefit obligations:
Beginning benefit obligation	$666	$1,015	$1,488	$1,290	$424	$409	$360	$315
Service cost	4	3	—	4	4	3	14	13
Interest cost	16	36	24	30	2	4	2	4
Plan participants’ contributions	—	—	—	—	—	—	3	3
Actuarial loss	80	132	99	166	6	39	30	40
Gross benefits paid	(40)	(70)	(58)	(47)	(25)	(25)	(16)	(14)
Plan amendments	2	—	—	—	—	—	—	(2)
Currency translation adjustments and other (2)	(551)	(450)	55	45	38	(6)	32	1
Ending benefit obligation	$177	$666	$1,608	$1,488	$449	$424	$425	$360
Change in the fair value of plan assets:
Beginning plan assets	700	1,030	1,067	951	5	5	324	295
Actual return on plan assets	93	190	118	88	—	—	20	27
Employer contributions	—	—	59	42	—	—	11	11
Plan participants’ contributions	—	—	—	—	—	—	3	3
Gross benefits paid	(40)	(69)	(58)	(47)	—	—	(16)	(14)
Currency translation adjustments and other (2)	(549)	(451)	44	33	—	—	26	2
Ending plan assets	$204	$700	$1,230	$1,067	$5	$5	$368	$324
Funded status:	$27	$34	$(378)	$(421)	$(444)	$(419)	$(57)	$(36)
(1)    Pension benefits in Germany and some other countries are not required to be prefunded.
(2)    Includes the impact of the transfer of the outstanding pension benefit obligations related to certain retirees and beneficiaries within the U.S. plans through group annuity contract purchases in the fourth quarter of 2020 and 2019.

Net amounts recognized in the consolidated balance sheets as of December 31, 2020 and 2019 consist of:

	Pension		Healthcare		Other
	2020	2019	2020	2019	2020	2019
	(in millions)
Other assets	$37	$45	$—	$—	$—	$—
Pension, postretirement and other postemployment benefits	(889)	(887)	(273)	(260)	(455)	(431)
Net liability recognized at end of year	$(852)	$(842)	$(273)	$(260)	$(455)	$(431)

Pre-tax amounts recognized in accumulated other comprehensive loss as of December 31, 2020 consist of:

	Pension	Healthcare	Other
	(in millions)

Unrecognized actuarial losses	$793	$59	$109
Unrecognized prior service credit	3	(242)	(6)
Accumulated other comprehensive loss	$796	$(183)	$103

The following table summarizes the aggregate pension accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets:

	Pension
	2020	2019
	(in millions)
Accumulated benefit obligation	$2,384	$2,108
Fair value of plan assets	$1,526	$1,240
The following table summarizes CNH Industrial’s pension and other postemployment plans with projected benefit obligations in excess of plan assets:

	Pension		Healthcare		Other
	2020	2019	2020	2019	2020	2019
	(in millions)
Projected benefit obligation	$2,428	$2,219	$418	$412	$455	$431
Fair value of plan assets	$1,539	$1,332	$145	$152	$—	$—
The total accumulated benefit obligation for pension was $2,627 million and $2,915 million as of December 31, 2020 and 2019, respectively.
Net Periodic Benefit Cost
The following summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit for the years ended December 31, 2020, 2019, and 2018:

	Pension			Healthcare			Other
	2020	2019	2018	2020	2019	2018	2020	2019	2018
	(in millions)
Service cost	$22	$23	$25	$4	$5	$6	$16	$13	$15
Interest cost	44	74	71	10	14	24	1	3	3
Expected return on assets	(80)	(99)	(112)	(7)	(7)	(7)	—	—	—
Amortization of:
Prior service cost (credit)	—	1	(1)	(130)	(125)	(82)	—	1	1
Actuarial loss (gain)	40	67	74	2	(2)	7	5	14	4
Settlement loss and other	125	125	1	—	—	—	2	2	1
Net periodic benefit cost (credit)	$151	$191	$58	$(121)	$(115)	$(52)	$24	$33	$24

Net periodic benefit cost recognized in net income and other changes in plan assets and benefit obligations that are recognized in other comprehensive loss during 2020 consist of:

	Pension	Healthcare	Other
	(in millions)
Net periodic benefit cost	$151	$(121)	$24
Benefit adjustments included in other comprehensive (income) loss:
Net actuarial losses (gains)	(61)	12	(3)
Amortization of actuarial losses	(40)	(2)	(5)
Amortization of prior service (cost) credit	—	131	—
Currency translation adjustments and other	36	1	13
Total recognized in other comprehensive (income) loss	(65)	142	5
Total recognized in comprehensive loss	$86	$21	$29

Assumptions
The following assumptions were utilized in determining the funded status at December 31, 2020 and 2019, and the net periodic benefit cost of CNH Industrial’s defined benefit plans for the years ended December 31, 2020, 2019, and 2018:

	Pension plans			Healthcare plans			Other
(in %)	2020	2019	2018	2020	2019	2018	2020	2019	2018
Assumptions used to determine funded status at December 31
Weighted-average discount rate	1.12	1.88	2.91	2.12	2.99	4.12	0.47	0.69	1.62
Weighted-average rate of compensation increase	2.07	2.99	3.00	n/a	n/a	n/a	1.85	1.91	1.41
Weighted-average, initial healthcare cost trend rate	n/a	n/a	n/a	4.39	4.68	6.17	n/a	n/a	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	n/a	n/a	3.95	4.20	5.00	n/a	n/a	n/a
Assumptions used to determine expense
Weighted-average discount rates - service cost	1.06	1.97	1.79	3.15	4.03	3.58	0.81	1.76	1.64
Weighted-average discount rates - interest cost	1.62	2.58	2.20	2.58	3.53	3.19	0.61	1.50	1.34
Weighted-average rate of compensation increase	2.99	3.00	3.01	n/a	n/a	n/a	1.91	1.41	1.11
Weighted-average long-term rates of return on plan assets	4.02	4.68	4.58	5.00	5.50	4.50	n/a	n/a	n/a
Weighted-average, initial healthcare cost trend rate	n/a	n/a	n/a	4.68	6.17	6.46	n/a	n/a	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	n/a	n/a	4.20	5.00	5.00	n/a	n/a	n/a

(*)    CNH Industrial expects to achieve the ultimate healthcare cost trend rate in 2028 for U.S. plans. A flat trend rate assumption is utilized for the Canada plans.
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
CNH Industrial reviews annually the mortality assumptions and demographic characteristics of its U.S. pension plan and healthcare plan participants. Subsequent to the Benefits Modification to the US Healthcare plan on April 16, 2018, the Company decided to change the base mortality table for the US Healthcare plan from the variants of blue-collar tables of RPH-2014 (with MP-2014 removed) to a no-collar variant which led to an increase of $4.3 million to the Company's benefit obligations at December 31, 2018. In addition, in 2018, CNH Industrial adopted the MP-2018 mortality improvement scale, which better reflected the actual recent experience over the previous mortality improvement scales. The adoption of the new mortality assumptions resulted in a total decrease of $3.6 million to the Company’s benefit obligations at December 31, 2018, of which, $3 million and $0.6 million were related to pension plans and healthcare plans, respectively.
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
In 2020, the Company adopted the no-collar variant of the Pri-2012 base table for the US pension plans subsequent to the settlement of a portion of the outstanding pension obligation through purchase of annuity contracts. Additionally, the Company adopted the updated mortality improvement scale issued by the SOA ("MP-2020"). Management believes the new mortality assumptions most appropriately represent its plans’ experience and characteristics. The adoption of the new mortality assumptions resulted in a total decrease of $7.8 million to the Company’s benefit obligations at December 31, 2020, of which $8.6 million, and $(0.8) million were related to pension plans and healthcare plans, respectively.
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
Weighted average target asset allocation for all plans for 2020 are as follows:

All Plans
Asset category:
Equity securities	12%
Debt securities	45%
Cash/Other	43%

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
Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2020:

	Total	Level 1	Level 2	Level 3
	(in millions)
Equity securities:
U.S. equities	$—	$—	$—	$—
Non-U.S. equities	—	—	—	—
Total Equity securities	—	—	—	—
Fixed income securities:
U.S. government bonds	32	30	2	—
U.S. corporate bonds	42	5	37	—
Non-U.S. government bonds	49	10	39	—
Non-U.S. corporate bonds	25	—	25	—
Mortgage backed securities	—	—	—	—
Other fixed income	—	—	—	—
Total Fixed income securities	148	45	103	—
Other types of investments:
Mutual funds (A)	1,582	21	1,561	—
Insurance contracts	200	—	—	200
Derivatives—credit contracts	—	—	—	—
Real estate	—	—	—	—
Total Other types of investments	1,782	21	1,561	200
Cash:	22	10	12	—
Total	$1,952	$76	$1,676	$200

(A) This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.

The following table presents the changes in the Level 3 plan assets for the year ended December 31, 2020:

Insurance Contracts (in millions)
Balance at December 31, 2019	$171
Actual return on plan assets relating to assets still held at reporting date	8
Purchases	8
Settlements	(5)
Transfers in and/or out of level 3	—
Currency impact	18
Balance at December 31, 2020	$200

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2019:

	Total	Level 1	Level 2	Level 3
	(in millions)
Equity securities:
U.S. equities	$—	$—	$—	$—
Non-U.S. equities	—	—	—	—
Total Equity securities	—	—	—	—
Fixed income securities:
U.S. government bonds	124	122	2	—
U.S. corporate bonds	34	5	29	—
Non-U.S. government bonds	47	9	38	—
Non-U.S. corporate bonds	25	—	25	—
Mortgage backed securities	—	—	—	—
Other fixed income	—	—	—	—
Total Fixed income securities	230	136	94	—
Other types of investments:
Mutual funds(A)	1,802	20	1,782	—
Insurance contracts	171	—	—	171
Derivatives—credit contracts	—	—	—	—
Real estate	—	—	—	—
Total Other types of investments	1,973	20	1,782	171
Cash:	45	17	28	—
Total	$2,248	$173	$1,904	$171
(A) This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.

The following table presents the changes in the Level 3 plan assets for the year ended December 31, 2019:

Insurance Contracts (in millions)
Balance at December 31, 2018	$152
Actual return on plan assets relating to assets still held at reporting date	12
Purchases	8
Settlements	(3)
Transfers in and/or out of Level 3	—
Currency impact	2
Balance at December 31, 2019	$171
Contributions
CNH Industrial expects to contribute (including through direct benefit payments) approximately $66 million to its pension plans, $21 million to its healthcare plans and $30 million to its other postemployment plans in 2021.

The benefit expected to be paid from the benefit plans which reflect expected future years of service, and the Medicare subsidy expected to be received are as follows:

	Pension Plans	Healthcare	Medicare Part D Reimbursement	Other
	(in millions)
2021	$105	$32	$—	$30
2022	107	31	—	29
2023	109	29	—	30
2024	106	29	—	31
2025	110	28	—	31
2026 - 2030	569	133	(1)	153
Total	$1,106	$282	$(1)	$304

Note 13: Other Liabilities
A summary of “Other liabilities” as of December 31, 2020 and 2019 is as follows:

	2020	2019
	(in millions)
Advances on buy-back agreements	$1,355	$1,472
Warranty and campaign programs	995	919
Marketing and sales incentive programs	1,324	1,279
Tax payables	654	696
Accrued expenses and deferred income	672	639
Accrued employee benefits	681	562
Lease liabilities	453	449
Legal reserves and other provisions	332	299
Contract reserve	389	319
Contract liabilities	1,381	1,236
Restructuring reserve	76	103
Other	1,100	866
Total	$9,412	$8,839
Warranty and Campaign Program
As described in “Note 2: Summary of Significant Accounting Policies,” CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the basic warranty and campaign program accrual for the years ended December 31, 2020 and 2019 are as follows:

	2020	2019
	(in millions)
Balance, beginning of year	$919	$925
Current year additions	784	801
Claims paid	(685)	(749)
Currency translation adjustment and other	(23)	(58)
Balance, end of year	$995	$919
Advance on Buy-back Agreements
As described in “Note 2: Summary of Significant Accounting Policies,” the repurchase value of the asset relating to new vehicle sales with a buy-back commitment by Commercial and Specialty Vehicles is recognized as advances on buy-back agreements.

Restructuring Provision
The Company incurred restructuring costs of $49 million, $109 million and $61 million for the years ended December 31, 2020, 2019, and 2018, respectively. These costs were as follows:
•In 2020, Commercial and Specialty Vehicles, Agriculture, Construction and Powertrain recorded $11 million, $13 million, $9 million and $16 million respectively.
•In 2019, Commercial and Specialty Vehicles, Agriculture, Construction and Powertrain recorded $37 million, $41 million, $18 million and $7 million respectively, which were primarily attributable to actions included in the “Transform2Win” strategy.
•In 2018, Commercial and Specialty Vehicles and Agriculture recorded $30 million and $26 million respectively, which were primarily attributable to actions as part of the Efficiency Program launched in 2014.
The following table sets forth restructuring activity for the years ended December 31, 2020, 2019 and 2018:

	Severance and Other Employee Costs	Facility Related Costs	Other Restructuring	Total
	(in millions)
Balance at January 1, 2018	$48	$12	$—	$60
Restructuring charges	39	17	5	61
Reserves utilized: cash	(36)	—	(2)	(38)
Reserves utilized: non-cash	(9)	1	—	(8)
Currency translation adjustments	(2)	—	(2)	(4)
Balance at December 31, 2018	$40	$30	$1	$71
Restructuring charges	98	(2)	13	109
Reserves utilized: cash	(77)	25	(4)	(56)
Reserves utilized: non-cash	3	(16)	(7)	(20)
Currency translation adjustments	(2)	1	—	(1)
Balance at December 31, 2019	$62	$38	$3	$103
Restructuring charges	46	3	—	49
Reserves utilized: cash	(61)	(7)	(4)	(72)
Reserves utilized: non-cash	(6)	(5)	2	(9)
Currency translation adjustments	3	1	1	5
Balance at December 31, 2020	$44	$30	$2	$76

Note 14: Commitments and Contingencies
As a global company with a diverse business portfolio, CNH Industrial in the ordinary course of business is exposed to numerous legal risks, including, without limitation, dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, competition law and other investigations and environmental claims. The most significant of these matters are described below.
The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require the Company to pay substantial damages or fines or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that such a loss has been incurred and the amount can be reasonably estimated, an accrual has been made against the Company’s earnings and included in “Other liabilities” on the consolidated balance sheets.
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
Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time that could exceed 30 years for some sites. As of December 31, 2020 and 2019, environmental reserves of approximately $32 million and $32 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.
Other Litigation and Investigation
Follow-up on Damages Claims: in 2011 Iveco S.p.A., the Company’s wholly owned subsidiary, active in the commercial vehicle business, and its competitors in the European Union were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union (in the period 1997-2011) in relation to M&H trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, the Company has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. Most of these claims remain at an early stage. Further, on the basis of the letters issued by a significant number of customers indicating that they may commence proceedings in the future, CNH Industrial expects to face further claims based on the same legal grounds in the same and other jurisdictions. The extent and outcome of these claims cannot be predicted at this time.

FPT Emissions Investigation: on July 22, 2020, a number of CNH Industrial's offices in Europe were visited by investigators in the context of a request for assistance by the public prosecutors of Frankfurt am Main, Germany and Turin, Italy in relation to alleged noncompliance of two engine models produced by FPT Industrial S.p.A., a wholly owned subsidiary of CNH Industrial, installed in certain Ducato (a vehicle distributed by the Stellantis group) and Iveco Daily vehicles. CNH Industrial immediately made itself available to these investigators and is providing its full cooperation to properly address the requests received. Although at the date hereof CNH Industrial has no evidence of any wrongdoing, CNH Industrial cannot predict at this time the extent and outcome of these requests and directly or indirectly related legal proceedings.

Commitments
CNH Industrial has entered operating lease contracts for the right to use industrial buildings and equipment and other assets.
Refer to Note 8 for future minimum lease payments under non-cancellable lease contracts.
At December 31, 2020, Financial Services has various agreements to extend credit for the following financing arrangements:

Facility	Total Credit Limit	Utilized	Not Utilized
	(in millions)
Wholesale and dealer financing	$6,922	$2,979	$3,943

Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees in the interest of non-consolidated affiliates as of December 31, 2020 and 2019 totaling $615 million and $453 million, respectively.
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
Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. The maturity of these instruments does not exceed 24 months and the after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in net sales and cost of goods sold over the next twelve months assuming foreign exchange rates remain unchanged is approximately $31 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.
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
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $6.3 billion and $6.9 billion at December 31, 2020 and 2019, respectively.
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
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Company being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the years ending December 31, 2020, 2019, and 2018.
All of CNH Industrial’s interest rate derivatives outstanding as of December 31, 2020 and 2019 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $7.5 billion and $5.4 billion at December 31, 2020 and 2019, respectively.
As a result of the reform and replacement of specific benchmark interest rates, uncertainty remains regarding the timing and exact nature of those changes. At December 31, 2020, the notional amount of hedging instruments directly affected by the reform of benchmark interest rates is $1.2 billion.
In the twelve months ended December 31, 2020, the COVID -19 pandemic significantly impacted the economic environment. With regard to hedge accounting, the Company continues to monitor significant developments in order to assess the potential future impacts of the COVID-19 pandemic on the hedging relationships in place and to update its estimates concerning whether forecasted transactions can still be considered probable of occurring.
Financial Statement Impact of CNH Industrial Derivatives
The following table summarizes the gross impact of changes in the fair value of derivatives designated as cash flow hedges on accumulated other comprehensive income (loss) and net income during the year ended December 31, 2020, December 31, 2019, and December 31, 2018 (in millions):

		Recognized in Net Income
For the Year Ended December 31,	Gain (Loss) Recognized in Accumulated Other Comprehensive Income	Classification of Gain (Loss)	Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income
2020
Foreign exchange contracts	$96	Net sales	$(7)
		Cost of goods sold	31
		Other, net	6
		Interest expense, net	(5)
Interest rate contracts	(14)
Total	$82		$25
2019
Foreign exchange contracts	$(113)	Net sales	$—
		Cost of goods sold	(69)
		Other, net	(16)
		Interest expense, net	(8)
Interest rate contracts	(22)
Total	$(135)		$(93)
2018
Foreign currency contracts	$2	Net sales	$(7)
		Cost of goods sold	15
		Other, net	20
		Interest expense, net	(4)
Interest rate contracts	1
Total	$3		$24
The following table summarizes the activity in accumulated other comprehensive income related to the derivatives held by the Company during the years ended December 31, 2020, December 31, 2019, and December 31, 2018:

(in millions)	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2019	$(62)	$8	$(54)
Net changes in fair value of derivatives	82	(8)	74
Net losses reclassified from accumulated other comprehensive income into income	(25)	(1)	(26)
Accumulated derivative net losses as of December 31, 2020	$(5)	$(1)	$(6)

(in millions)	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2018	$(20)	$(2)	$(22)
Net changes in fair value of derivatives	(135)	24	(111)
Net losses reclassified from accumulated other comprehensive income into income	93	(14)	79
Accumulated derivative net losses as of December 31, 2019	$(62)	$8	$(54)

(in millions)	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2017	$1	$—	$1
Net changes in fair value of derivatives	3	(4)	(1)
Net losses reclassified from accumulated other comprehensive income into income	(24)	2	(22)
Accumulated derivative net losses as of December 31, 2018	$(20)	$(2)	$(22)
The following tables summarize the impact of the changes in the fair value of fair value hedges and derivatives not designated as hedging instruments had on earnings for the year ended December 31, 2020, December 31, 2019, and December 31, 2018:

		For the Year Ended December 31,
(in millions)	Classification of Gain	2020	2019	2018
Fair Value Hedges
Interest rate derivatives	Interest expense	$31	$31	$9

Not Designated as Hedges
Foreign exchange contracts	Other, Net	$86	$(73)	$68
The fair values of CNH Industrial’s derivatives as of December 31, 2020 and December 31, 2019 in the consolidated balance sheets are recorded as follows:

	December 31, 2020		December 31, 2019
(in millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under Subtopic 815-20
Interest rate contracts	Derivative assets	77	Derivative assets	44
Foreign currency contracts	Derivative assets	67	Derivative assets	17
Total derivative assets designated as hedging instruments		144		61
Interest rate contracts	Derivative liabilities	46	Derivative liabilities	29
Foreign currency contracts	Derivative liabilities	62	Derivative liabilities	69
Total derivative liabilities designated as hedging instruments		108		98
Derivatives not designated as hedging instruments under Subtopic 815-20
Interest rate contracts	Derivative assets	—	Derivative assets	—
Foreign currency contracts	Derivative assets	16	Derivative assets	12
Total derivative assets not designated as hedging instruments		16		12
Interest rate contracts	Derivative liabilities	—	Derivative liabilities	—
Foreign currency contracts	Derivative liabilities	31	Derivative liabilities	23
Total derivative liabilities not designated as hedging instruments		31		23

Items Measured at Fair Value on a Recurring Basis
The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2020 and December 31, 2019:

	Level 1		Level 2		Total
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$83	$29	$83	$29
Interest rate derivatives	—	—	77	44	77	44
Investments	—	1	—	—	—	1
Investments at fair value through profit & loss	392	—	—	—	392	—
Total Assets	$392	$1	$160	$73	$552	$74
Liabilities
Foreign exchange derivatives	$—	$—	$93	$(92)	$93	$(92)
Interest rate derivatives	—	—	46	(29)	46	(29)
Total Liabilities	$—	$—	$139	$(121)	$139	$(121)
The line item “Investments at fair value through profit & loss” includes the fair value of the approximate 6.6% investment held by CNH Industrial in Nikola Corporation ("Nikola"), made in the context of the strategic partnership with Nikola to industrialize fuel-cell and battery electric Heavy-Duty trucks. During the second quarter of 2020, Nikola completed a business combination with VectoIQ Acquisition Corp., a publicly-traded special purpose acquisition company. Under the terms and conditions of the business combination, the former shareholders of Nikola received 1.901 shares of VectoIQ for every one share held in Nikola and became shareholders of VectoIQ, which, in turn, changed its name to “Nikola Corporation”. The combined company's shares continued to list on NASDAQ under the new ticker symbol “NKLA”. Before the completion of the business combination, CNH Industrial increased its investment in Nikola, that was accounted for using the cost method in the absence of a readily determinable fair value, to $250 million. The market price of Nikola shares as of December 31, 2020 was $15.26, determining a value of $392 million for the 25,661,448 shares held by CNH Industrial through its fully-owned subsidiary Iveco S.p.A. As a consequence, for the year ended December 31, 2020, the Company recorded a pre-tax gain of $134 million ($132 million after tax) from the remeasurement at fair value of the investment in Nikola, recorded in the line item “Other, net”.
Items Measured at Fair Value on a Non-Recurring Basis
During the second quarter of 2020, the Company recorded property and equipment impairments of $163 million related to Agriculture ($111 million), Construction ($45 million) and Commercial and Specialty Vehicles ($7 million). The impairments are the result of declines in forecasted performance that indicated it was probable that the future cash flows would not cover the carrying amount of assets used in manufacturing equipment of the respective segments.
In addition, the Company recorded impairments to certain dealer network and software intangible assets. See Note 9 for further details.
The following tables present the fair value for nonrecurring Level 3 measurements from impairments as of September 30, 2020 and 2019:

	Fair Value		Losses
	2020	2019	2020	2019
	(in millions)
Property, plant and equipment	$107	$—	$163	$—
Other intangible assets	$—	$—	$92	$—

The following is a description of the valuation methodologies the Company uses to non-monetary assets at fair value:
Property, plant, and equipment, net: The impairments are measured at the lower of the carrying amount, or fair value. The valuations were based on a cost approach. The inputs include replacement cost estimates adjusted for physical deterioration and economic obsolescence.
Other intangible assets, net: The impairments are measured at the lower of the carrying amount or fair value. The valuations were based on the income approach (discounted cash flows). The inputs include estimates of future cash flows.
Fair Value of Other Financial Instruments
The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the consolidated balance sheets approximates its fair value.
Financial Instruments Not Carried at Fair Value
The estimated fair market values of financial instruments not carried at fair value in the consolidated balance sheets as of December 31, 2020 and 2019 are as follows:

	December 31, 2020		December 31, 2019
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$18,457	$18,726	$19,428	$19,375
Debt	$26,053	$26,630	$24,854	$25,249
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
Note 16: Shareholders’ Equity
The Articles of Association of CNH Industrial N.V. provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares to be held with associated common shares, each with a per share par value of €0.01. As of December 31, 2020, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,353,910,471 common shares outstanding, net of 10,489,725 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting shares (371,328,154 special voting shares outstanding, net of 25,146,122 special voting shares held in treasury by the Company as described in the section below).

Changes in the composition of the share capital of CNH Industrial during 2020, 2019, and 2018 are as follows:

(number of shares)	CNH Industrial N.V. Common Shares	CNH Industrial N.V. Loyalty Program Special Voting Shares	Total CNH Industrial N.V. Shares
Total CNH Industrial N.V. shares at December 31, 2017	1,363,592,506	388,906,690	1,752,499,196
Capital increase	2,741,322	—	2,741,322
Common Stock Repurchase	(12,501,870)	—	(12,501,870)
Retirement of special voting shares	—	(181,066)	(181,066)
Total CNH Industrial N.V. shares at December 31, 2018	1,353,831,958	388,725,624	1,742,557,582
Capital increase	2,568,751	—	2,568,751
Common stock repurchases	(6,268,592)	—	(6,268,592)
Retirement of special voting shares	—	(774,458)	(774,458)
Total CNH Industrial N.V. shares at December 31, 2019	1,350,132,117	387,951,166	1,738,083,283
Capital increase	3,778,354	—	3,778,354
Common stock repurchases	—	—	—
Retirement of special voting shares	—	(16,623,012)	(16,623,012)
Total CNH Industrial N.V. shares at December 31, 2020	1,353,910,471	371,328,154	1,725,238,625
During the year ended December 31, 2020 and 2019, 16.6 million and 0.8 million special voting shares, respectively, were acquired by the Company following the de-registration of the corresponding number of qualifying common shares from the Loyalty Register, net of transfer and allocation of special voting shares in accordance with the Special Voting Shares – Terms and Conditions.
Furthermore, during the years ended December 31, 2020 and 2019, the Company delivered 3.8 million and 2.6 million common shares, respectively, under the Company’s stock compensation plan, primarily due to the vesting or exercise of share-based awards. See “Note 17: Share Based Compensation” for further discussion.
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

Treasury Shares
In order to maintain the necessary operating flexibility over an adequate time period, including the implementation of the program in place, on April 16, 2020, the Annual General Meeting ("AGM") granted to the Board of Directors the authority to acquire common shares in the capital of the Company through stock exchange trading on the MTA and the NYSE or otherwise for a period of 18 months (i.e., up to and including October 15, 2021). Under such authorization the Board's authority is limited to a maximum of up to 10% of the issued common shares as of the date of the AGM and, in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) minus 10% (minimum price).
Neither the renewal of the authorization, nor the launch of any program obliges the Company to buy-back any common shares. The launch of any new program will be subject to a further resolution of the Board of Director. In any event, such programs may be suspended, discontinued or modified at any time for any reason and without previous notice, in accordance with applicable laws and regulations.
During the year ended December 31, 2020, the Company repurchased no shares of its common stock on the MTA and on multilateral trading facilities ("MTFs") under the buy-back program. As of December 31, 2020, the Company held 10.5 million common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $106 million. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice.
At the 2021 Annual General Meeting of Shareholders, the Board of Directors intends to recommend to the Company’s shareholders the renewal of the authorization to repurchase up to a maximum of 10% of the Company’s issued common shares.
During the year ended December 31, 2020, the Company acquired approximately 16.6 million special voting shares following the de-registration of qualifying common shares from the Loyalty Register, net of the transfer and allocation of special voting shares to those shareholders whose qualifying common shares became eligible to receive special voting shares after the uninterrupted three-year registration period in the Loyalty Register. As of December 31, 2020, the Company held 25.1 million special voting shares in treasury.
Dividend
On March 3, 2021 the Board of Directors of CNH Industrial N.V. recommended and proposed to the Company’s shareholders that the Company declare a dividend of €0.11 per common share, totaling approximately €150 million (equivalent to approximately $180 million, translated at the exchange rate reported by the European Central Bank on March 1, 2021). The proposal is subject to the approval of the Company’s shareholders at the AGM to be held on April 15, 2021.
On March 3, 2020, the Board of Directors of CNH Industrial N.V. recommended and proposed to the Company’s shareholders that the Company declare a dividend of €0.18 per common share, totaling approximately €243 million (equivalent to approximately $267 million). Considering the challenges and the uncertainties associated with COVID-19 pandemic, as a precautionary measure, on April 6, 2020 the Company announced the decision to remove its dividend proposal from the agenda of the Annual General Meeting.
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
Note 17: Share-Based Compensation
For the years ended December 31, 2020, 2019, and 2018 CNH Industrial recognized total share-based compensation expense of $38 million, $33 million, and $35 million respectively. For the years ended December 31, 2020, 2019 and 2018, CNH Industrial recognized a total tax benefit relating to share-based compensation expense of $4 million, $3 million and $3 million, respectively. As of December 31, 2020, CNH Industrial had unrecognized share-based compensation expense related to non-vested awards of approximately $128 million based on current assumptions related to achievement of specified performance objectives, when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 2.8 years.
CNH Industrial’s equity awards are governed by the CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”) and CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”).
At the AGM held on April 16, 2014, the Company’s shareholders approved the adoption of the CNH Industrial EIP, an umbrella program defining the terms and conditions for any subsequent long-term incentive program. The EIP allows grants of the following specific types of equity awards to any current or prospective executive director, officer, employee of, or service provider to, CNH

Industrial: stock options, stock appreciation rights, restricted share units, restricted stock, performance shares or performance share units and other stock-based awards that are payable in cash, common shares or any combination thereof subject to the terms and conditions established by the Compensation Committee.
In February 2020, the Board of Directors approved the issuance of up to 50 million common shares under the EIP. At the AGM on April 16, 2020, the Company's shareholders approved the issuance of up to 7 million common shares to executive directors under the 2021-2023 Long-Term Incentive Plan (described below) in accordance with and under the EIP.
Performance Share Units
2017-2019 Long-Term Incentive Plan
In December 2017, CNH Industrial canceled all Performance Share Units ("PSU’s") issued in 2014, 2015 and 2016 and issued a grant of PSU's to key executive officers and select employees, with financial performance goals covering the three-year period from January 1, 2017 to December 31, 2019. The performance goal was a market condition with a payout schedule ranging from 0% to 130%. In 2018 and 2019, prorated share amounts covering performance through this same period were issued to select new employees entering the plan. In 2018 and 2019, 0.6 million and 0.4 million additional PSU's were granted. On February 28, 2020 all PSU’s associated with these grants failed to meet their performance goals and were therefore forfeited. The Company still incurred the expense associated with these awards but the awards themselves were never issued to their recipients.
2021-2023 Long-Term Incentive Plan
In February 2020, the Board of Directors approved the 2021-2023 Long-Term Incentive Plan under the EIP. In December 2020, CNH Industrial issued a new grant of PSUs to its key executive officers and select employees with the financial performance goals covering a three-year period culminating with a cliff vest date of February 28, 2024. Two internal financial metrics, Industrial ROIC (the ratio of Adjusted EBIT (after-tax) over Average Industrial Invested Capital) and Adjusted EPS (the net income (loss) excluding any nonrecurring items (after-tax), divided by the weighted average outstanding number of common shares on a fully diluted basis), weighted 50% each, and a multiplier-based on CNH Industrial’s percentile ranking of Total Shareholder Return among a comparator group, will determine the total PSUs earned. The internal financial metrics have a payout factor of up to 200% and the market based TSR determinant has a payout factor of 125%. These metrics are considered performance vesting conditions. As such, compensation cost will be accrued based on whether it is considered probable that the performance conditions will be satisfied. As of December 31, 2020, CNH Industrial issued 7 million PSUs. The total number of shares that will eventually be issued may vary from the original estimate due to forfeiture or the level of achievement of the performance goals.
The fair value of the December 2020 PSU award group was calculated by using the CNH Industrial N.V. stock price on the grant date adjusted for the present value of future dividends that would not be received during the vesting period. The weighted average fair value of the awards that were issued in 2020 is $10.83 per share. The December 2020 PSU awards were issued on December 4, 2020 to key executive officers and select employees and on December 14, 2020 to the Chair of CNH Industrial.
The following table reflects the activity of PSUs under the 2017-2019 Long-Term Incentive Plan and 2021-2023 Long-Term Incentive Plan for the year ended December 31, 2020:

	2020
	Performance Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	4,883,479	$7.82
Granted	6,931,030	10.83
Forfeited/Cancelled	(4,883,479)	7.82
Vested	—	—
Nonvested at end of year	6,931,030	$10.83
Restricted Share Units
In 2018, 2019, and 2020, CNH Industrial issued approximately 1 million, 0.8 million, and 8 million Restricted Share Units (“RSUs”) to key executive officers and select employees with a weighted average fair value of $11.63, $9.95, and $10.90 per share, respectively. The fair value of the award is measured using the CNH Industrial N.V. stock price on the grant date adjusted for the present value of future dividends that employees will not receive during the vesting period. The RSUs vest upon a time-based service requirement.

2017-2019 Long-Term Incentive Plan
RSU awards issued on December 22, 2017 to key executive officers and select employees vested in three equal installments over a three-year period ended June 30, 2020.
On September 17, 2018, CNH Industrial issued 500 thousand RSUs to the then CEO of CNH Industrial. The weighted average fair value of these shares was $11.63 per share, measured using the stock price on the grant date adjusted for the present value of future dividends that would not be received during the vesting period. In connection with the CEO's resignation, in March 2020, the Compensation Committee accelerated the vesting of 69.5 thousand RSUs. The remaining 12.6 thousand RSUs were forfeited.
On January 15, 2019 CNH Industrial issued 20 thousand restricted share units to the Chair of CNH Industrial. The weighted average fair value of these shares was $9.69 per share measured using the stock price on the grant date adjusted for the present value of future dividends that would not be received during the vesting period. These shares vested in two equal installments on June 30, 2019 and June 30, 2020.
On April 3, 2019, 536 thousand RSUs were issued to select key executive officers with a weighted average fair value of $10.18 measured using the stock price on the grant date adjusted for the present value of future dividends that would not be received during the vesting period. The grant had a cliff vest date of February 1, 2021 for all awards except for 32 thousand RSUs, which vested on June 30, 2020. Of the remaining 490 thousand RSUs, 162 thousand were forfeited in the second quarter of 2020. The remaining 296 thousand RSUs vested on February 1, 2021.
2021-2023 Long-Term Incentive Plan
On December 4, 2020, CNH Industrial issued two separate RSU grants to key executive officers and select employees. Under the first RSU grant, 1.7 million RSUs were awarded to select employees with a weighted average fair value of $11.43. These awards vested on December 31, 2020. Under the second RSU grant, 5 million RSUs were awarded to select employees and are set to vest in three equal installments over a three year period. The first tranche which consisted of 1.7 million RSUs is set to vest on February 28, 2022. The second and third tranches are set to vest on February 28, 2023 and February 28, 2024, respectively. The weighted average fair value for the December 2020 three tranche award group are $11.23, $11.02, and $10.82, respectively.
On December 14, 2020, CNH Industrial issued 120 thousand RSUs to the Chair of CNH Industrial, of which 17 thousand vested on December 31, 2020. The weighted average fair value for these awards is $10.96. The remaining 103 thousand RSUs vest in three equal installments on February 28, 2022, 2023, and 2024, respectively. The fair value for these awards are $10.76, $10.55 and $10.35, respectively.
The following table reflects the activity of RSUs under the 2017-2019 Long-Term Incentive Plan and 2021-2023 Long-Term Incentive Plan for the year ended December 31, 2020:

	2020
	Restricted Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	1,842,667	$11.69
Granted	7,727,755	$10.90
Forfeited	(380,221)	$10.79
Vested	(3,747,004)	$11.22
Nonvested at end of year	5,443,197	$10.95
CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”)
On September 9, 2013, the CNH Industrial DCP was approved by the shareholders and adopted by the Board of Directors of CNH Industrial. On April 14, 2017, shareholders approved a proposed amendment to the CNH Industrial DCP pursuant to which non-executive directors would only be paid cash compensation for their service as a director. The CNH Industrial DCP provides for the payment of the following to eligible members of the CNH Industrial Board in the form of cash, provided that such members do not receive salary or other employment compensation from CNH Industrial or FCA and their subsidiaries and affiliates:
•$125,000 annual retainer fee for each Non-Executive Director.
•An additional $25,000 for each member of the Audit Committee and $35,000 for the Audit Committee Chairperson.
•An additional $20,000 for each member of every other Board committee and $25,000 for the committee chairperson (collectively, the “fees”).

Prior to the amendment of the CNH Industrial DCP, each quarter of the CNH Industrial DCP year, the eligible directors could elect to receive cash, common shares or stock options.
There were 0.2 million common shares authorized for issuance under the CNH Industrial DCP. No stock options were issued under this plan in 2020 or 2019 and as of December 31, 2020, no stock options were outstanding under the CNH Industrial DCP.
Additional Share-Based Compensation Information
The table below provides additional share-based compensation information for the years ended December 31, 2020, 2019, and 2018:

	2020	2019	2018
	(in millions)
Total intrinsic value of options exercised and shares vested	$41	$21	$27
Fair value of shares vested	$42	$23	$26
Cash received from share award exercises	$—	$—	$2
Tax benefit of options exercised and shares vested	$—	$—	$—

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
The following table sets forth the computation of basic EPS and diluted EPS for the years ended December 31, 2020, 2019 and 2018.

	2020	2019	2018
	(in millions, except per share data)
Basic:
Net income (loss) attributable to CNH Industrial	$(493)	$1,422	$1,068
Weighted average common shares outstanding—basic	1,351	1,352	1,357
Basic earnings (loss) per share	$(0.36)	$1.05	$0.79
Diluted:
Net income (loss) attributable to CNH Industrial	$(493)	$1,422	$1,068
Weighted average common shares outstanding—basic	1,351	1,352	1,357
Effect of dilutive securities (when dilutive):
Stock compensation plans	—	2	4
Weighted average common shares outstanding—diluted (A)	1,351	1,354	1,361
Diluted earnings (loss) per share	$(0.36)	$1.05	$0.78
(A)    For the twelve months ended December 31, 2020, 1.2 million shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact.

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

	Year Ended December 31, 2020
(in millions)	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$57	$(9)	$48
Changes in retirement plans’ funded status	(10)	7	(3)
Foreign currency translation	(735)	—	(735)
Share of other comprehensive loss of entities using the equity method	20	—	20
Other comprehensive loss	$(668)	$(2)	$(670)

	Year Ended December 31, 2019
(in millions)	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(42)	$10	$(32)
Changes in retirement plans’ funded status	(115)	3	(112)
Foreign currency translation	71	—	71
Share of other comprehensive loss of entities using the equity method	(8)	—	(8)
Other comprehensive loss	$(94)	$13	$(81)

	Year Ended December 31, 2018
(in millions)	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(21)	$(2)	$(23)
Changes in retirement plans’ funded status	620	(143)	477
Foreign currency translation	(317)	—	(317)
Share of other comprehensive loss of entities using the equity method	(35)	—	(35)
Other comprehensive income	$247	$(145)	$102

The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following:

(in millions)	Unrealized Gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Share of Other Comprehensive Income of Entities Using the Equity Method	Total
Balance, December 31, 2017	$1	$(950)	$(899)	$(118)	$(1,966)
Other comprehensive income (loss), before reclassifications	(1)	473	(317)	(30)	125
Amounts reclassified from other comprehensive income	(22)	4	—	—	(18)
Other comprehensive income (loss)[1]	(23)	477	(317)	(30)	107
Balance, December 31, 2018	$(22)	$(473)	$(1216)	$(148)	$(1,859)
Other comprehensive income (loss), before reclassifications	(111)	(68)	71	(5)	(113)
Amounts reclassified from other comprehensive income	79	(44)	—	—	35
Other comprehensive income (loss)[1]	(32)	(112)	71	(5)	(78)
Reclassification of certain tax effects	—	(65)	—	—	(65)
Balance, December 31, 2019	$(54)	$(650)	$(1,145)	$(153)	$(2,002)
Other comprehensive income (loss), before reclassifications	74	143	(739)	20	(502)
Amounts reclassified from other comprehensive income	(26)	(146)	—	—	(172)
Other comprehensive income (loss)[1]	48	(3)	(739)	20	(674)
Balance, December 31, 2020	$(6)	$(653)	$(1,884)	$(133)	$(2,676)

(1)    Excluded from the table above is other comprehensive (income) loss allocated to noncontrolling interests of $4 million, $(3) million and $(5) million for the years ended December 31, 2020, 2019 and 2018, respectively.

Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in December 31, 2020 and 2019 consisted of the following:

	Amount Reclassified from Other Comprehensive Income (Loss)		Consolidated Statement of Operations line
	2020	2019
	(in millions)
Cash flow hedges	$7	$—	Net sales
	(31)	69	Cost of goods sold
	(6)	16	Other, net
	5	8	Interest expense
	(1)	(14)	Income taxes
	$(26)	$79
Change in retirement plans’ funded status:
Amortization of actuarial losses	$47	$79	*
Amortization of prior service cost	(130)	(123)	*
	(63)	—	Income taxes
	$(146)	$(44)
Total reclassifications, net of tax	$(172)	$35

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
CNH Industrial has five operating segments:
Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements, and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.
Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, and compact track loaders. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.
Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, city-buses, commuter buses under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.
Financial Services offers a range of financial products and services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial brand dealers. In addition, Financial Services provides wholesale financing to CNH Industrial brand dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.
The activities carried out by the four industrial segments Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, as well as corporate functions, are collectively referred to as "Industrial Activities".
Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.
With reference to Industrial Activities' segments, the CODM assesses segment performance and makes decisions about resource allocation based upon Adjusted EBIT. The Company believes Adjusted EBIT more fully reflects Industrial Activities segments' profitability. Adjusted EBIT of Industrial Activities is defined as net income (loss) before income taxes, Financial Services' results, Industrial Activities’ interest expenses (net), foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
With reference to Financial Services, the CODM assesses the performance of the segment and makes decisions about resource allocation on the basis of net income prepared in accordance with U.S. GAAP.

The following table includes the reconciliation of Adjusted EBIT for Industrial Activities to net income, the most comparable U.S. GAAP financial measure, for the years ended December 31, 2020, 2019, and 2018.

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Agriculture	$880	$897	$1,036
Construction	(184)	51	91
Commercial and Specialty Vehicles	(109)	224	299
Powertrain	233	363	406
Unallocated items, eliminations, and other	(268)	(145)	(247)
Total Adjusted EBIT of Industrial Activities	552	1,390	1,585
Financial Services Net Income	249	361	385
Financial Services Income Taxes	83	120	131
Interest expense of Industrial Activities, net of interest income and eliminations	(244)	(282)	(368)
Foreign exchange (gains) losses, net of Industrial Activities	(45)	(56)	(171)
Finance and non-service component of Pension and other post-employment benefit costs of Industrial Activities(1)	(14)	(58)	15
Restructuring expenses of Industrial Activities	(49)	(105)	(61)
Goodwill impairment charge	(585)	—	—
Other discrete items of Industrial Activities(2)	(569)	(187)	—
Nikola investment fair value adjustment	134	—	—
Income (loss) before taxes	(488)	1,183	1,516
Income tax benefit (expense)	50	271	(417)
Net Income (loss)	$(438)	$1,454	$1,099
(1) In the year ended December 31, 2020, 2019, and 2018 this item includes the pre-tax gain of $119 million, $119 million and $80 million, respectively, as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. In the years ended December 31, 2020 and 2019, this item also includes a pre-tax non-cash settlement charge of $124 million and $112 million, respectively, resulting from the purchase of annuity contracts to settle a portion of the outstanding U.S. pension obligations.
(2) In the year ended December 31, 2020, this item mainly includes impairment of intangible and other long-lived assets, asset optimization charges, and the negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions. In year ended December 31, 2019, this item mainly included other asset optimization charges for $165 million due to actions included in the “Transform2Win” strategy.

The following table provides key segment information for the Financial Services segment:

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Financial Services Net Income	$249	$361	$385
Financial Services Interest Revenue (1)	$1,123	$1,248	$1,167
Financial Services Interest Expense	$510	$597	$558

(1) This amount excludes interest included in operating leases rentals.

There are no segment assets reported to the CODM for assessing performance and allocating resources. However, the CODM reviews expenditures for long-lived assets by operating segment, therefore, this information is presented below as well.

A summary of additional operating segment information as of and for the years ended December 31, 2020, 2019, and 2018 is as follows:

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Revenues:
Agriculture	$10,923	$10,959	$11,682
Construction	2,170	2,768	3,021
Commercial and Specialty Vehicles	9,421	10,439	10,939
Powertrain	3,629	4,117	4,565
Eliminations and other	(1,858)	(2,134)	(2,376)
Net sales of Industrial Activities	24,285	26,149	27,831
Financial Services	1,823	2,011	1,989
Eliminations and other	(76)	(81)	(114)
Total Revenues	$26,032	$28,079	$29,706
Depreciation and Amortization (*):
Agriculture	$248	$281	$301
Construction	46	55	61
Commercial and Specialty Vehicles	211	195	206
Powertrain	120	124	130
Other activities and adjustments	2	2	1
Depreciation and amortization of Industrial Activities	627	657	699
Financial Services	3	3	4
Depreciation and amortization	$630	$660	$703
Expenditures for long-lived assets (**):
Agriculture	$185	$232	$224
Construction	42	46	40
Commercial and Specialty Vehicles	160	258	195
Powertrain	92	96	91
Other activities	2	1	—
Expenditures for long-lived assets of Industrial Activities	481	633	550
Financial Services	3	4	8
Expenditures for long-lived assets	$484	$637	$558

(*)    Excluding assets sold with buy-back commitments and equipment on operating leases
(**) Excluding assets sold with buy-back commitments, equipment on operating leases and right of use assets

Geographic Information
CNH Industrial has its principal office in London, England, U.K. Revenues earned in the U.K. from external customers were $777 million, $888 million, and $1,006 million for the years ended December 31, 2020, 2019, and 2018, respectively. Revenues earned in the rest of the world from external customers were $25,255 million, $27,191 million, and $28,700 million for the years ended December 31, 2020, 2019, and 2018, respectively. The following highlights revenues earned from external customers in the rest of the world by destination:

	2020	2019	2018
	(in millions)
United States	$5,191	$5,610	$5,719
Italy	2,673	3,253	3,383
France	2,840	3,030	2,994
Brazil	1,937	2,105	2,093
Germany	1,765	1,875	2,062
Canada	941	1,087	1,124
Australia	824	739	929
Spain	751	987	1,084
Argentina	522	509	524
Poland	576	604	658
Other	7,235	7,392	8,130
Total Revenues from external customers in the rest of world	$25,255	$27,191	$28,700
Total long-lived tangible and intangible assets located in the U.K. were $151 million and $178 million at December 31, 2020 and 2019, respectively, and the total of such assets located in the rest of the world totaled $9,446 million and $10,292 million at December 31, 2020 and 2019, respectively. The following highlights long-lived tangible and intangible assets by geography in the rest of the world:

	At December 31,
	2020	2019
	(in millions)
United States	$4,110	$4,823
Italy	1,444	1,398
France	738	723
Germany	601	573
Spain	717	643
Canada	149	557
Brazil	217	294
China	571	219
Other	899	1,062
Total Long-lived assets in the rest of the world	$9,446	$10,292
In 2020, 2019, and 2018, no single external customer of CNH Industrial accounted for 10 percent or more of consolidated revenues.
Note 21: Related Party Information
As of December 31, 2020 and 2019 CNH Industrial’s related parties were primarily EXOR N.V. and the companies that EXOR N.V. controlled or had a significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”). As of January 31, 2021, EXOR N.V. held 42.5% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of January 31, 2021. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates over which CNH Industrial has a significant influence or jointly controls.

The Company’s Audit Committee reviews and evaluates all significant related party transactions.
Transactions with EXOR N.V. and its Subsidiaries and Affiliates
EXOR N.V. is an investment holding company in Europe. As of December 31, 2020 and 2019, among other things, EXOR N.V. managed a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the years ended December 31, 2020 and 2019.
In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (which was subsequently merged into FCA), the two companies entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. During 2020 and 2019, FCA subsidiaries provided CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.
Additionally, CNH Industrial sold engines and light commercial vehicles to and purchased engine blocks and other components from FCA subsidiaries. Furthermore, CNH Industrial and FCA might engage in other minor transactions in the ordinary course of business.
These transactions with FCA are reflected in the Company’s consolidated financial statements as follows:

	2020	2019	2018
	(in millions)
Net sales	$599	$719	$748
Cost of goods sold	$212	$319	$433
Selling, general and administrative expenses	$127	$147	$151

	December 31, 2020	December 31, 2019
	(in millions)
Trade receivables	$8	$4
Trade payables	$85	$83
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

	2020	2019	2018
	(in millions)
Net sales	$1,076	$911	$1,068
Cost of goods sold	$412	$514	$522

	December 31, 2020	December 31, 2019
	(in millions)
Trade receivables	$170	$121
Trade payables	$98	$70
At December 31, 2020 and 2019, CNH Industrial had pledged guarantees on commitments of its joint ventures for an amount of $259 million and $145 million, respectively, mainly related to IVECO—OTO MELARA Società Consortile a responsabilità limitata. At December 31, 2020 and 2019, CNH Industrial had pledged guarantees and commitments of its associated company for an amount of $323 million and $276 million, respectively, related to CNH Industrial Capital Europe S.A.S.

Note 22: Subsequent Event
On February 26, 2021, CNH Industrial extended by one year its syndicated committed revolving credit facility for €3,950.5 million, i.e. to March 2026. The remaining €49.5 million will mature in March 2025.
On March 2, 2021, CNH Industrial announced the completion of its minority investment in Zimeno Inc. (d/b/a Monarch Tractor), a U.S. based agricultural technology company.

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

4.6
CNH Industrial N.V. Equity Incentive Plan (Previously filed as Exhibit 4.2 to the Registration Statement on Form S-8 of the registrant on June 3, 2020 (File No. 333-238912) incorporated herein by reference).

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
/s/ ODDONE INCISA
Oddone Incisa
Chief Financial Officer
Dated: March 3, 2021