Form 20-F
period 2021-12-31
CNH Industrial N.V.
filed 2022-03-01
CIK 1567094

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________
FORM 20-F
____________________________________
☐    REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Roberto Russo
Chief Legal and Compliance Officer
25 St. James's Street
London
SW1A 1HA
United Kingdom
Telephone: 39 011 0072257
FAX: + 0207930 6603
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,356,077,000 common shares, par value €0.01 per share, and 371,218,250 special voting shares, par value €0.01 per share.
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
CNH Industrial N.V. is incorporated in, and under the laws of, the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England. Unless otherwise indicated or the context otherwise requires, as used in this annual report, the terms “CNH Industrial”, “we”, “us”, “our” or “the Company” refer to CNH Industrial N.V., together with its consolidated subsidiaries. As of December 31, 2021, CNH Industrial owned and controlled the Agriculture equipment business, the Construction equipment business, and the related Financial Services business (collectively, the “Off-Highway business”) as well as the Commercial and Specialty Vehicles business, the Powertrain business and the related Financial Services business (collectively, the “On Highway business” or the “Iveco Group business”).

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
Certain financial information in this report has been presented by geographic region. Our geographic regions are: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:
•North America: United States, Canada and Mexico;
•Europe: member countries of the European Union, European Free Trade Association, the United Kingdom, Ukraine and Balkans;
•South America: Central and South America, and the Caribbean Islands; and
•Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States, the African continent, and Middle East.
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
A. Reserved
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
The following risks should be considered in conjunction with “Item 5. Operating and Financial Review and Prospects” beginning on page 34, the other risks described in the Safe Harbor Statement beginning on page 62 and notes to the consolidated financial statements beginning on page F-10. These risks may affect our operating results and, individually or in the aggregate, could cause our actual results to differ materially from past and projected future results. Some of these risks and uncertainties could affect particular lines of business, while others could affect all of our businesses. Although risks are organized by headings, and each risk is discussed separately, many are interrelated. The following discussion of risks may contain forward-looking statements that are intended to be covered by the Safe Harbor Statement beginning on page 62. Except as may be required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. It is impossible to predict or identify all risk factors and, consequently, you should not consider the following factors to be a complete discussion of risks and uncertainties that may affect us. We invite you to consult any further related disclosures we make from time to time in materials filed with or furnished to the United States Securities and Exchange Commission (“SEC”).
COVID-19 RISKS
The COVID-19 pandemic could materially adversely affect our business, financial condition, results of operations and/or liquidity. COVID-19 was first identified in late 2019, spread globally and was declared a global pandemic by the World Health Organization in March 2020. Efforts to combat the virus have been complicated by viral variants and uneven access to, and acceptance and effectiveness of, vaccines globally. The global spread of the virus led governments around the world to implement numerous measures to contain the virus, such as travel bans, mandated shutdowns, border closures and other restrictions on the free movement of people and goods. These measures have impacted, and may further impact, our future ability to operate as well as the ability of our suppliers and distributors to operate. Any future closing of manufacturing facilities due to government mandates, insufficient staffing, weaker demand, or supply constraints, or similar limitations or restrictions for our suppliers, or the impact of the COVID-19 pandemic on our ability to execute business continuity plans, could have a material adverse effect on our business, financial position, results of operations, and/or liquidity.
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
From an economic perspective, COVID-19 initially led to a global recession and there is no certainty that the economies in which we operate will experience sustained economic recovery. The COVID-19 pandemic has also significantly increased economic and demand uncertainty and has led to disruptions in our supply chain, higher raw materials pricing and volatility in demand for our products and in global capital markets. The COVID-19 pandemic may materially adversely impact many of our customers, borrowers and other third parties and may affect their ability to fulfill their obligations to us in a timely manner.
The extent to which the COVID-19 pandemic will continue to impact our business, financial condition, results of operations and/or liquidity will depend on the scale, duration, severity and geographic reach of future developments, which are highly uncertain and cannot be predicted, including notably the possibility of “further waves” of COVID-19 infections or the appearance of new variants in the virus. There have been instances of re-imposed local lockdowns where infection rates have started to increase again and there is a risk that widespread measures such as strict social distancing and curtailing or ceasing normal business activities may be reintroduced in the future until effective treatments or vaccines have been deployed. In late 2021, in response to a rapid acceleration of infections, the governments of several European countries including France, Germany, Italy and the United Kingdom have started re-imposing increasingly stringent public health measures. Continued uncertainties and persistent effects also include: disruptions in the supply chain and a prolonged delay in resumption of operations by one or more key suppliers, or the failure of key suppliers; our ability to meet commitments to our customers on a timely basis as a result of increased costs and supply challenges; the ability to receive goods on a timely basis and at anticipated costs; increased logistics costs; delays in our strategic initiatives as a result of the uncertain environment; absence of employees due to illness; the impact of the pandemic on our customers and dealers, and delays in their plans to purchase new equipment; requests by our customers or dealers for, or government mandated, payment deferrals and contract modifications; the impact of disruptions in the global capital markets and/or declines in our financial performance, outlook or credit ratings, which could impact our ability to obtain funding in the future; and the impact of the pandemic on demand for our products and services as discussed above. In addition, the COVID-19 pandemic may exacerbate many of the other risks described in this Annual Report on Form 20-F.
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
Economic conditions vary across regions and countries, and demand for our products and services generally increases in those regions and countries experiencing economic growth and investment. Slower economic growth or a change in global mix of regions and countries experiencing economic growth and investment could have an adverse impact on our business, results of operations and financial condition. In a weaker economic environment, dealers and customers may delay or cancel plans to purchase our products and services and may not be able to fulfill their obligations to us in a timely fashion. Our suppliers may also be impacted by economic pressures, which may adversely affect their ability to fulfill their obligations to us or the price or availability of supplies we require. These factors could result in product delays, increased accounts receivable, defaults and inventory challenges. In addition, demand for our products and services can be significantly impacted by concerns regarding the diverse economic and political circumstances in the European Union, the debt burden of several countries in the European Union, the risk that one or more European Union countries could come under increasing pressure to leave the European Union and the long-term stability of the euro as a single common currency. These concerns, along with persistent disparity with respect to the widely varying economic conditions amongst the individual countries of the European Union, and their implications for the euro as well as market perceptions concerning these and related issues, have led to further pressure on economic growth and may lead to new periods of economic volatility and recession in the European Union. Similarly, in Brazil and Argentina, macroeconomic conditions remain volatile. It is unclear what the macroeconomic effects will be of the economic stimulus actions taken by various countries in order to mitigate the adverse economic impact of the COVID-19 pandemic and the resulting increase in government debt. If there is continued deterioration in the global economy or the economies of key countries or regions, the demand for our products and services would likely decrease and our results of operations, financial position and cash flows could be materially and adversely affected.
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
Further, escalating tensions between Russia and Ukraine and massive military actions between Russia and Ukraine could adversely impact macroeconomic conditions, give rise to regional instability and result in heightened economic sanctions from the U.S., EU, and UK which may adversely affect us and our business in Russia, Ukraine and potentially elsewhere in Eastern Europe, including possible restrictions on our ability to do business with certain vendors or suppliers as well as the ability to repatriate funds from the region. We have conducted business in jurisdictions that may be subject to trade or economic sanction regimes and such sanctions could be expanded. If we fail to comply with sanction regimes or other similar laws or regulations we could be subject to damages and potentially other financial penalties, suspension of licenses, or a cessation of operations at our businesses, as well as damage to our brands’ images and reputations.
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

The above factors can significantly influence the demand for agricultural and construction equipment and consequently, our financial results. Additionally, demand for our products is influenced by engine emissions and other applicable legal requirements, as well as the effective date of such requirements. If demand for our products is less than we expect, we may experience excess inventories and be forced to incur additional charges and our profitability will suffer, including lower fixed costs absorption associated with lower production levels at our plants. Our business may be negatively impacted if we experience excess inventories or if we are unable to adjust on a timely basis our production schedules or our purchases from suppliers to reflect changes in customer demand and market fluctuations.
Competitive activity, or failure by us to respond to actions by our competitors, could adversely affect our results of operations. We operate in highly competitive global and regional markets. Depending on the particular country and product, we compete with other international, regional and local manufacturers and distributors of agricultural and construction equipment. Certain of our global competitors have substantial resources and may be able to provide products and services at little or no profit, or even at a loss, to compete with certain of our product and service offerings. We compete primarily on the basis of product performance, innovation, quality, distribution, customer service, and price. Aggressive pricing or other strategies pursued by competitors, unanticipated product or manufacturing delays, quality issues, or our failure to price our products competitively could adversely affect our business, results of operations and financial position. Additionally, there has been a trend toward consolidation in the construction equipment industries that has resulted in larger and potentially stronger competitors in those industries. The markets in which we compete are highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, customer service and financial services offered. Competition, particularly on pricing, has increased significantly in the markets in which we compete. Should we be unable to adapt effectively to market conditions, this could have an adverse effect on our business, results of operations and financial condition.
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
Our future performance depends on our ability to innovate and on market acceptance of new or existing products. Our success depends on our ability to maintain or increase our market share in existing markets and to expand into new markets through the development of innovative, high-quality products that provide adequate profitability. We have a strategic plan covering investments in innovation designed to further develop existing, and create new, product and service offerings responsive to customer needs, including developing and delivering connected and digital solutions, automation, electrification and autonomy. Achievement of these objectives is dependent on a number of factors, including our ability to maintain key dealer relationships, our ability to design and produce products that meet our customers’ quality, performance and price expectations, our ability to develop connected and digital solutions that improve the profitability and sustainability of customers through their production systems, our ability to develop effective sales, dealer training and marketing programs, and the ability of our dealers to support and service connected and digital solutions. Failure to develop and offer innovative products that compare favorably to those of our principal competitors in terms of price, quality, functionality, features, mobility and connected services, vehicle electrification, fuel cell technology and autonomy, or delays in bringing strategic new products to market, or the inability to adequately protect our intellectual property rights or supply products that meet regulatory requirements, including engine emissions requirements, could result in reduced revenue and market share, which could have a material adverse effect on our business, results of operations and financial condition.
We may face challenges to our intellectual property rights which could adversely affect our reputation, business and competitive position. We own important intellectual property, including patents, trademarks, copyrights and trade secrets. Our intellectual property plays an important role in maintaining our competitive position in the markets that we serve. Our competitors may develop technologies that are similar or superior to our proprietary technologies or design around the intellectual property that we own or license. Despite our controls and safeguards, our technology may be misappropriated by employees, competitors or third parties. The pursuit of remedies for any misappropriation of intellectual property is expensive and the ultimate remedies may be insufficient. Further, in jurisdictions where the enforcement of intellectual property rights is less robust, the risk of misappropriation of our intellectual property is higher notwithstanding the efforts we undertake to protect it. Developments or assertions by or against us relating to intellectual property rights, and any inability to protect or enforce our rights sufficiently, could adversely affect our business, competitive position and results of operations.
We may not realize all of the anticipated benefits from our business initiatives and cost management initiatives. As part of our strategic plan, we are actively engaged in a number of initiatives to strengthen our business and increase our productivity, market positioning, efficiency and cash flow, all of which we expect will have a positive long-term effect on our business, results of operations and financial condition. These initiatives include our enhanced focus on digital, precision farming and alternative propulsion, as well as other initiatives aimed at improving our product portfolio and customer focus. There can be no assurance that these initiatives or others will be beneficial to the extent anticipated, or that the estimated efficiency or cash flow improvements will be realized as anticipated or at all. If these initiatives are not implemented successfully, they could have an adverse effect on our operations. We also expect to take targeted restructuring actions as we continue to optimize our cost structure and improve the efficiency of our operations. In order to complete these actions, we will incur charges. Failure to realize anticipated savings or benefits from our cost reduction actions could have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.
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
International trade policies may impact demand for our products and our competitive position. Government policies on international trade and investment such as sanctions, import quotas, capital controls or tariffs, whether adopted by non-governmental bodies, individual governments or addressed by regional trade blocks, may affect the demand for our products, technology and services, impact the competitive position of our products or prevent us from being able to sell products to certain customers or in certain countries. The implementation of more protectionist trade policies, such as more detailed inspections, higher tariffs, or new barriers to entry, in countries where we sell products and provide services could negatively impact our business, results of operations and financial position. For example, a government’s adoption of trade sanctions or “buy national” policies or retaliation by another government against such policies could have a negative impact on our results of operations.
OPERATIONAL RISKS
We depend on suppliers for raw materials, parts and components. We rely upon many suppliers for raw materials, parts and components that we require to manufacture our products. We cannot guarantee that we will be able to maintain access to raw materials, parts and components, and in some cases, this access may be affected by factors outside of our control and the control of our suppliers. Certain components and parts used in our products are available from a single supplier and cannot be quickly sourced from other suppliers. Significant disruptions to the supply chain resulting from shortages of raw materials, components, and whole-goods can adversely affect our ability to meet customer demand. For example, during 2021, as economies around the world have reopened, sharp increases in demand have exacerbated significant disruptions to the global supply chain stemming from the COVID-19 pandemic, which have affected our ability to receive certain materials and components on a timely basis and at anticipated costs. These supply chain disruptions have been caused and compounded by many factors, including changes in supply and demand, industry capacity constraints, labor shortages and the COVID pandemic. Global logistics network challenges include ocean freight capacity constraints, international port delays, trucking and chassis shortages, railway and air freight capacity, and labor availability constraints, which have resulted in delays, shortages of key manufacturing components, increased order backlogs, and increased transportation costs. While we diligently monitor our supply chain risk and seek to respond promptly to address supply chain and logistics bottlenecks, there can be no assurance that our mitigation plans will be effective to prevent disruptions that may arise from shortages of materials that we use in the production of our products. Uncertainties related to the magnitude and duration of global supply chain disruptions have adversely affected, and may continue to adversely affect, our business and outlook.
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
Our existing operations and expansion plans in emerging markets could entail significant risks. Our ability to grow our businesses depends to an increasing degree on our ability to increase market share and operate profitably worldwide and, in particular, in emerging market countries, such as Brazil, Russia, India, China, Argentina and Turkey. In addition, we could increase our use of suppliers located in such countries. Our implementation of these strategies will involve a significant investment of capital and other resources and exposes us to multiple and potentially conflicting cultural practices, business practices and legal requirements that are subject to change, including those related to tariffs, trade barriers, investments, property ownership rights, taxation, and sanction and export control requirements. For example, we may encounter difficulties in obtaining necessary governmental approvals in a timely manner. In addition, we may experience delays and incur significant costs in constructing facilities, establishing supply channels, and commencing manufacturing operations. Further, customers in these markets may not readily accept our products as compared with products manufactured and commercialized by our competitors. The emerging market countries may also be subject to a greater degree of economic and political volatility that could adversely affect our financial position, results of operations and cash flows. Many emerging market economies have experienced slower growth, volatility, and other economic challenges in recent periods and may be subject to a further slowdown in gross domestic product expansion and/or be impacted by domestic political or currency volatility, potential hyperinflationary conditions, and/or increase of public debt.
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
Our results of operations may be adversely impacted by various types of claims, lawsuits, and other contingent obligations. In the ordinary course of business, we are involved in litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective product claims, product performance, asbestos, personal injury, engine emissions and/or fuel economy regulatory and contract issues, and environmental claims. The industries in which we operate are also periodically reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims. The ultimate outcome of these legal matters pending against us is uncertain, and although such legal matters are not expected individually to have a material adverse effect on our financial position or profitability, such legal matters could, in the aggregate, in the event of unfavorable resolutions thereof, have a material adverse effect on our results of operations and financial condition. Furthermore, we could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. In addition, while we maintain insurance coverage with respect to certain risks, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against claims under such policies. We establish reserves based on our assessment of contingencies, including contingencies related to legal claims asserted against us. Subsequent developments in legal proceedings may affect our assessment and estimates of the loss contingency recorded as a reserve and require us to make payments that exceed our reserves, which could have a material adverse effect on our results of operations and/or financial position. For further information see “Note 14: Commitments and Contingencies” to the consolidated financial statements for the year ended December 31, 2021 for additional information.
A cybersecurity breach could interfere with our operations, compromise confidential information, negatively impact our corporate reputation and expose us to liability. We rely upon information technology systems and networks, some of which are managed by third parties, in connection with a variety of our business activities. These systems include supply chain, manufacturing, distribution, invoicing and collection of payments from dealers or other purchasers of our products and from customers of our financial services business, and connectivity services with and among equipment. We use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information and the proprietary information of our customers, suppliers and dealers, as well as personally identifiable information of our dealers, customers and employees, in data centers and on information technology networks. Operating these information technology systems and networks, and processing and maintaining this data, in a secure manner, are critical to our business operations and strategy. Increased information technology security threats (e.g. worms, viruses, malware, phishing attacks, ransomware, and other malicious threats) and more sophisticated computer crime pose a significant risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. Cybersecurity attacks could also include attacks targeting customer data or the security, integrity and/or reliability of the hardware and software installed in our products. The foregoing risks are heightened in the current environment where our employees have been working and continue to work from home due to the COVID-19 pandemic.
While we actively manage information technology security risks within our control through security measures, business continuity plans and employee training around phishing and other cyber risks, these attacks have proliferated and there can be no assurance that our actions will be sufficient to successfully prevent attacks or to mitigate potential risks to our systems, networks, data, and products. Furthermore, third parties on which we rely, including internet, mobile communications technology and cloud service providers, pose their own information security risk to us.
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
Security breaches with respect to our products could interfere with our business and our dealers, and/or customers, exposing us to liability that would cause our business and reputation to suffer. Some of our products include connectivity hardware typically used for telematics services and remote system updates. While we have implemented security measures intended to prevent unauthorized access to these products, malicious actors have reportedly attempted, and may attempt in the future, to gain unauthorized access to such products including through such connectivity hardware in order to gain control of the products, change the products’ functionality, user interface, or performance characteristics, or gain access to data stored in or generated by the products. Any unauthorized access to or control of our products or systems or any loss of data could result in legal claims against us or government investigations. In addition, reports of unauthorized access to our products, systems, and data, regardless of their veracity, may result in the perception that the products, systems, or data are capable of being hacked, which could harm our brands, prospects, and operating results.
Following the spin-off of our On-Highway business, our financial profile has changed, and we will be a somewhat smaller, less diversified company than prior to the spin-off. The spin-off will result in each of the On-Highway Business and the Off-Highway Business being smaller, less diversified companies with more businesses concentrated in their respective industries. As a result, we may be more vulnerable to changing market conditions particularly those affecting the agricultural sector, which could have a material adverse effect on our business, financial condition and results of operations. In addition, the diversification of our revenues, costs, and cash flows will diminish as a standalone company, such that our results of operations, cash flows, working capital and financing requirements may be subject to increased volatility and our ability to fund capital expenditures and investments, pay dividends and service debt may be diminished. Following the spin-off we may also have more limited capital allocation efficiency and flexibility, as we will no longer be able to use cash flow from the combined business to fund investments into one of our businesses. We may however, benefit from no longer being a source of capital and support for the On-Highway business.
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
Our ability to execute our strategy is dependent upon our ability to attract, motivate and retain qualified personnel. Our ability to compete successfully, to manage our business effectively, to expand our business and to execute our strategic direction, in particular the implementation of our Strategic Business Plan, depends, in part, on our ability to attract, motivate and retain qualified personnel in key functions and markets. In particular, we are dependent on our ability to attract, motivate and retain qualified personnel with the requisite education, skills, background, talents and industry experience. Failure to attract and retain qualified personnel, whether as a result of an insufficient number of qualified applicants, difficulty in recruiting new personnel, or the inability to integrate and retain qualified personnel, could impair our ability to execute our business strategy and meet our business objectives. These may be affected by the loss of employees, particularly when departures involve larger numbers of employees, such as those experienced by many employers and industries since 2020. Higher rates of employee separations may adversely affect us through decreased employee morale, the loss of knowledge of departing employees, and the devotion of resources to recruiting and onboarding new employees.
COMPLIANCE RISKS
We are subject to increasingly stringent and evolving laws that impose significant compliance costs. We are subject to comprehensive and constantly evolving laws, regulations and policies in numerous jurisdictions around the world. We expect the extent of legal requirements affecting our businesses and our costs of compliance to continue to increase in the future. Such laws govern, among other things, products – with requirements on emissions of polluting gases and particulate matter, increased fuel efficiency and safety becoming increasingly strict – and industrial plants – with requirements for reduced air emissions, treatment of waste and water, and prohibitions on soil contamination also becoming increasingly strict. To comply with such laws, we make significant investments in research and development and capital expenditures and expect to continue to incur substantial costs in the future. Failure to comply with such laws could limit or prohibit our ability to sell our products in a particular jurisdiction, expose us to penalties or clean-up costs, civil or criminal liability and sanctions on certain of our activities, as well as damage to property or natural resources. Liabilities, sanctions, damages and remediation efforts related to any non-compliance with such laws, including those that may be adopted or imposed in the future, could negatively impact our ability to conduct our operations and our results of operations and financial condition. In addition, there can be no assurance that we will not be adversely affected by costs, liabilities or claims with respect to any subsequently acquired operations.
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
Changes to existing laws and regulations or changes to how they are interpreted or the implementation of new, more stringent laws or regulations could adversely affect our business by increasing compliance costs, limiting our ability to offer a product or service, requiring changes to our business practices, or otherwise making our products and services less attractive to customers. For example, so-called “right to repair” legislation proposals in certain states and at the federal level in the U.S. could require us to provide access to the software code embedded in our products, which, among other harmful consequences, could create product safety issues, compromise engine emissions and performance controls, adversely affect the protection of our intellectual property, and discourage innovation and investments in research and development.
We are subject to extensive laws and regulations. Due to the global scope of our operations, we are subject to many laws and regulations that apply to our operations around the world, including the U.S. Foreign Corrupt Practices Act, and the U.K. Bribery Act, as well as a range of national anti-corruption and antitrust or competition laws that apply to conduct in a particular jurisdiction. These anti-corruption laws prohibit improper payments in cash or anything of value to improperly influence third parties to obtain or retain business or gain a business advantage. These laws tend to apply regardless of whether those practices are legal or culturally acceptable in a particular jurisdiction. Over the past several years there has been an increase in the enforcement of anti-corruption and antitrust or competition laws both globally and in particular jurisdictions and we have from time to time been subject to investigations and charges claiming violations of anti-corruption or antitrust or competition laws, including Iveco’s settlement of the EU antitrust investigation announced on July 19, 2016. Following this settlement, Iveco, the Company and other parties have been defending against private litigation commenced in Europe. We are committed to operating in compliance with all applicable laws, in particular, anti-corruption and antitrust or competition laws. We have implemented a program to promote compliance with these laws and to reduce the likelihood of potential violations. Our compliance program, however, may not in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that may violate the applicable laws or regulations of the jurisdictions in which we operate. Such improper actions could subject us to civil or criminal investigations and monetary, injunctive and other penalties as well as damage claims. Investigations of alleged violations of these laws tend to be expensive and require significant management time and attention, and these investigations of purported violations, as well as any publicity regarding potential violations, could harm our reputation and have a material adverse effect on our business, results of operations and financial position. For further information see "Note 14: Commitments and Contingencies” to the consolidated financial statements at December 31, 2021.
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
New regulations or changes in financial services regulations could adversely impact us. Our Financial Services’ operations are highly regulated by governmental and banking authorities in the locations where they operate, which can impose significant additional costs and/or restrictions on their business. In the U.S., for example, the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), including its regulations, as well as other efforts at regulatory reform in financial services may substantially affect the origination, servicing, and securitization programs of our Financial Services segment as well as limit the ability of our customers to enter into hedging transaction or finance purchases of our equipment. The Dodd-Frank Act also strengthens the regulatory oversight of these securities and related capital market activities by the SEC and increases the regulation of the asset-backed securities ("ABS") markets through, among other things, a mandated risk retention requirement for securitizers and a direction to regulate credit rating agencies. Future regulations may affect our ability to engage in these capital market activities or increase the effective cost of such transactions, which could adversely affect our financial position, results of operations and cash flows.
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
Although we seek to manage our currency risk and interest rate risk, including through hedging activities, there can be no assurance that we will be able to do so successfully, and our business, results of operations and financial position could be adversely affected. In addition, by utilizing these instruments, we potentially forego the benefits that may result from favorable fluctuations in currency exchange and interest rates. For additional information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” to the consolidated financial statements at December 31, 2021.
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

We are subject to interest rate risks and changes in interest rates can reduce demand for equipment, adversely affect the interest margins in our Financial Services segment, and limit access to capital markets while increasing borrowing costs. Rising interest rates could have a dampening effect on overall economic activity as well as on the financial health of our customers, either of which could negatively affect customer demand for our products and services as well as customers’ ability to service any financing provided by our Financial Services segment. In addition, credit market dislocations could have an impact on funding costs, which in turn may make it more difficult for our Financial Services Segment to offer customers competitive financing rates. While we aim to limit the exposure of our net financial assets to changes in prevailing interest rates, interest rates volatility could have an adverse effect on our net interest rate margin-i.e., the difference between the yield we earn on assets and the interest rates we pay. Actions by credit rating agencies, such as downgrades or negative changes to ratings outlooks, can affect the availability and cost of funding for the Company and can increase the Company’s cost of capital and hurt its competitive position.
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
We may be exposed to shortfalls in our pension plans. At December 31, 2021, the funded status for our defined benefit pension, healthcare and other postemployment benefit plans was a deficit of $1,177 million of which $633 million was relating to the Off Highway business and $544 million relating to the On Highway business. The funded status is subject to many factors, as discussed in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Application of Critical Accounting Estimates—Pension and Other Postemployment Benefits,” as well as “Note 12: Employee Benefit Plans and Postretirement Benefits” to the consolidated financial statements for the year ended December 31, 2021.
To the extent that our obligations under a plan are unfunded or underfunded, we will have to use cash flows from operations and other sources to pay our obligations as they become due. In addition, since the assets that currently fund these obligations are primarily invested in debt instruments and equity securities, the value of these assets is subject to changes due to market fluctuations.
We have significant outstanding indebtedness, which may limit our ability to obtain additional funding and may limit our financial and operating flexibility. As of December 31, 2021, we had an aggregate of $23,745 million (including $19,435 million relating to Financial Services’ activities) of consolidated gross indebtedness, and our equity was $6,808 million, including noncontrolling interests. At December 31, 2021, $20,897 million and $2,848 million of the aggregate consolidated gross indebtedness was related to the Off-Highway business and the On-Highway business, respectively. The extent of our indebtedness could have important consequences on our operations and financial results, including:
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

Further, our indebtedness under some of our instruments including certain derivative transactions may bear interest at variable interest rates or have other terms based on LIBOR. The LIBOR benchmark has been subject to national, international, and other regulatory guidance and proposals for reform. In July 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit rates for calculation of LIBOR after 2021. Although this deadline has subsequently been extended to June 2023, these reforms may cause LIBOR to perform differently than in the past and in particular may do so in the future as the deadline approaches potentially making it unsuitable to use as a benchmark. The consequences of any potential cessation, modification or other reform of LIBOR cannot be predicted at this time. Any new benchmark rate will likely not replicate LIBOR exactly, which could impact new variable rate credit facilities and derivative transaction. Any changes to benchmark rates could have an impact on our cost of funds and our access to the capital markets, which could impact our results of operations and cash flows. Uncertainty as to the nature of such potential changes may also adversely affect the trading market for our securities.
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
Although we do not believe any of these covenants materially restrict our operations currently, a breach of one or more of the covenants could result in adverse consequences that could negatively impact our businesses, results of operations, and financial position. These consequences may include the acceleration of amounts outstanding under certain of our credit facilities, triggering an obligation to redeem certain debt securities, termination of existing unused commitments by our lenders, refusal by our lenders to extend further credit under one or more of the facilities or to enter into new facilities or the lowering or modification of CNH Industrial’s credit ratings or those of one or more of its subsidiaries. For further information, see “Note 10: Debt” to the consolidated financial statements for the year ended December 31, 2021 for additional information.
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
CNH Industrial’s residence for Italian tax purposes is also largely a question of fact based on all the circumstances. CNH Industrial has a management and organizational structure such that CNH Industrial should not be deemed resident in Italy under Italian domestic law except to the extent of CNH Industrial's Italian branch, and should be deemed resident exclusively in the U.K. from the date of its incorporation for purposes of the Italy-U.K. tax treaty. Because this analysis is highly factual and may depend on future changes in CNH Industrial’s management and organizational structure, there can be no assurance regarding the final determination of its tax residence. Should CNH Industrial be treated as an Italian tax resident, CNH Industrial would be subject to corporate income tax in Italy on its worldwide income and may be required to comply with withholding tax on dividends and other distributions and/or reporting obligations under Italian law, which could result in additional costs and expenses.

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
We may incur additional tax expense or become subject to additional tax exposure. We are subject to income taxes in many jurisdictions around the world. Our tax liabilities are dependent upon the location of earnings among these different jurisdictions. Our future results of operations could be adversely affected by changes in the consolidated effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in our overall profitability, changes in tax legislation and rates, changes in generally accepted accounting principles and changes in the valuation of deferred tax assets and liabilities. If our effective tax rates were to increase, or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued or paid, our operating results, cash flows, and financial position could be adversely affected. For further information, see “Item 10. Additional Information -E. Taxation.” to the consolidated financial statements for the year ended December 31, 2021.
RISKS RELATED TO OUR COMMON SHARES
Our maintenance of two exchange listings may adversely affect liquidity in the market for our common shares and could result in pricing differentials of our common shares between the two exchanges. The dual listing of our common shares on the NYSE and the Euronext Milan (previously named MTA) may split trading between the two markets and adversely affect the liquidity of the shares in one or both markets and the development of an active trading market for our common shares on the NYSE and may result in price differentials between the exchanges. Differences in the trading schedules, trading volume and investor bases, as well as volatility in the exchange rate between the two trading currencies, among other factors, may result in different trading prices for our common shares on the two exchanges or otherwise adversely affect liquidity and trading prices of our shares.
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
Item 4.    Information on the Company
A. History and Development of the Company
CNH Industrial N.V. is the company initially formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial S.p.A. and its subsidiary CNH Global N.V. CNH Industrial N.V. was incorporated on November 23, 2012, as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands. The Company's principal office is located at 25 St. James’s Street, London, England, United Kingdom (telephone number: +44-207-7660-346). CNH Industrial’s agent for U.S. federal securities law purposes is Emily Sturges, c/o CNH Industrial America LLC, 6900 Veterans Boulevard, Burr Ridge, Illinois 60527 (telephone number +1-331-256-0594).
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
Iveco Group N.V. Demerger
Until December 31, 2021, CNH Industrial N.V. owned and controlled the Off-Highway business and On-HIghway business. Effective January 1, 2022, the Iveco Group business was separated from CNH Industrial N.V. by way of a demerger under Dutch law to Iveco Group N.V. (the Demerger) and Iveco Group became a public listed company independent from CNH Industrial. At December 31, 2021, Iveco Group did not qualify for discontinued operations presentation under U.S. GAAP. Therefore, the results presented below include the results of Iveco Group.
B. Business Overview
General
CNH Industrial is a leading equipment and services company engaged in the design, production, marketing, sale, and financing of agricultural and construction equipment. Prior to the Demerger, CNH Industrial also engaged in the design, production, marketing, sale and financing of trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines, transmissions and axles for those vehicles and engines for marine and power generation applications. We have industrial and financial services companies located in 44 countries and a commercial presence in approximately 180 countries.
Off-Highway Business - Industrial Activities Segments:
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
On-Highway Business - Industrial Activities Segments:
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
Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of combustion engines, alternative propulsion systems, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.
Financial Services:
Financial Services, prior to the Demerger, offered a range of financial products and services to dealers and customers of both Off-Highway and On-Highway Industrial Activities segments. Financial Services provided and administered retail financing to customers for the purchase or lease of new and used vehicles and other equipment sold by CNH Industrial brand dealers. In addition, Financial Services provided wholesale financing to CNH Industrial brand dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provided trade receivables factoring services to CNH Industrial companies.
Following the Demerger, the European operations of CNH Industrial Financial Services will be separated as follows: the receivable portfolios related to the captive activity of each group (CNH Industrial and Iveco Group), together with the related funding, will be attributed to each group, while the servicing of these separated portfolios will be performed by Iveco Group’s Financial Services segment. CNH Industrial will provide financial services to Iveco Group companies in the rest of the world.
Net Revenues by Segment and by Region:
Net revenues by segment in the years ended December 31, 2021, 2020 and 2019 were as follows:

	2021	2020	2019
	(in millions)
Revenues:
Agriculture	$14,721	$10,923	$10,959
Construction	3,081	2,170	2,768
Commercial and Specialty Vehicles	12,160	9,421	10,439
Powertrain	4,419	3,629	4,117
Eliminations and other	(2,759)	(1,858)	(2,134)
Total Net sales of Industrial Activities	31,622	24,285	26,149
Financial Services	1,870	1,823	2,011
Eliminations and other	(64)	(76)	(81)
Total Revenues	$33,428	$26,032	$28,079
Net revenues by region in the years ended December 31, 2021, 2020 and 2019 were as follows:

	2021		2020		2019
	(in millions)	(%)	(in millions)	(%)	(in millions)	(%)
Revenues:
Europe	$15,848	47.4%	$12,878	49.5%	$14,203	50.6%
North America	7,989	23.9	6,142	23.6	6,806	24.2
South America	4,270	12.8	2,666	10.2	2,893	10.3
Rest of World	5,321	15.9	4,346	16.7	4,177	14.9
Total Revenues	$33,428	100.0%	$26,032	100.0%	$28,079	100.0%
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

Demand for agricultural equipment also varies seasonally by region and product, primarily due to differing climates and farming calendars. Peak retail demand for tractors and planting, seeding, and application equipment typically occurs in March through June in the Northern hemisphere and in September through December in the Southern hemisphere. Dealers order equipment year-round but harvesting equipment orders in the Northern hemisphere generally increase in the late fall and winter so that the dealers can receive inventory prior to the peak retail selling season, which generally extends from March through June. In the Southern hemisphere, dealers generally order between August and October so they can receive inventory prior to the peak retail-selling season, which extends from November through February. Agriculture's production levels are based upon estimated retail demand, which takes into account, among other things, the timing of dealer shipments (which occur in advance of retail demand), dealer and Company inventory levels, the need to retool manufacturing facilities to produce new or different models, and the efficient use of labor and facilities. Production levels are adjusted to reflect changes in estimated demand and dealer inventory levels. However, because production and wholesale shipments adjust throughout the year to take into account the factors described above, wholesale sales of agricultural equipment products in any given period may not reflect the timing of dealer orders and retail demand for that period. This situation has been emphasized during the current pandemic environment where the global supply chain has been disrupted for a series of reasons linked with production not able to match demand and transportation becoming congested with increases in lead times and expenses.
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

Sustainability and being a Clean Energy Leader has been a focus of CNH Industrial since 2009. During the 2021 United Nations Climate Change Conference, COP26 event in Scotland, there was an emphasis on carbon reduction with significant attention on livestock and dairy farming and their impact on emissions from animal waste. With the use of a bio-digester, animal waste and food waste can be processed to produce bio-methane. CNH Industrial has developed a Methane Powered Tractor, which started production in 2021, that runs on methane produced on the farm from the animal and food waste. The CNH Industrial developed Methane Powered Tractor was twice awarded the prestigious Sustainable Tractor of the Year award, most recently at the 2022 EIMA international show and several Methane Power tractors were retailed after intensive testing around the world. Moreover, in 2021 CNH Industrial has participated with a minority equity share participation into the U.K. based technology start-up, Bennamann, which has developed an on-site kit for small-medium size livestock farms to capture and repurpose fugitive methane as a green fuel from their waste and generate bio-methane which would allow a successful implementation of the circular economy in the core of that Agricultural space where we see concerning CO2 emissions.
This approach also improves the sustainability of farmland management practices through minimizing artificial inputs such as manufactured fertilizer, lowering operational costs and reducing pollutants. This concept will contribute to the dairy farms decarbonization and the ‘Energy Independent’ approach is currently being tested across a number of pilot farms in South West England. Bio-methane production started demonstrating the viability of the closed loop energy system.
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
Agricultural and Landscaping customers also contribute to a significant portion of the North America light equipment market. In this segment the main applications are related to material handling.
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
The regional variation in demand for trucks and commercial vehicles is influenced by differing economic conditions, levels of infrastructure development, and geographic region, all of which lead to differing transport requirements.
M&H truck demand tends to be closely aligned with the general economic cycle and the capital investment cycle including the general level of interest rates and, governmental subsidy programs, particularly in more developed markets such as Europe, North America and Japan, as economic growth provides increased demand for haulage services and an incentive for transporters to invest in more efficient, less polluting, higher capacity vehicles and renew vehicle fleets. The product life cycle for M&H trucks typically covers a seven to ten-year period.
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
Industry forecasts indicate that transportation of goods by road, currently the predominant mode of transport, will remain so for the foreseeable future. Furthermore, Iveco also offers personalized aftersales customer assistance programs that provide a wide range of modular and flexible maintenance and repair contracts, as well as warranty extension services, to meet a variety of customers’ needs and to support the vehicle’s value over time: demand for those services, as well as for parts, is a function of the number of vehicles in use. Although demand for new commercial vehicles tends to decrease during periods of economic stagnation or recession, the demand for those services is historically less volatile than the new vehicle market and, therefore, helps limit the impact of declines in new vehicle sales on the operating results of full-line manufacturers, such as Commercial and Specialty Vehicles.
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
Although we believe that diesel remains, for the foreseeable future, a key fuel source for commercial vehicles and industrial equipment in general, the adoption of new engine technological solutions and growing public opinion in favor of more environmentally friendly solutions are pushing for increased penetration of both alternative and renewable fuels (such as compressed natural gas (“CNG”), liquefied natural gas (“LNG”), and methane and hydrogen) and full electric vehicles.
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
Buses
The global bus business is organized by mission, from city and intercity transport to tourism purposes, with a capacity ranging from 7 to 150 seated/standing passengers. IVECO BUS (previously Iveco Irisbus) and HEULIEZ BUS target markets include urban and intercity buses. Operators in this industry include three types of manufacturers: those specialized in providing chassis to bodybuilders, those that build bodies on chassis produced by third parties, and those, like IVECO BUS, that produce the entire vehicle.
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

Powertrain
The dynamics of the industrial powertrain business vary across the different market segments in which the various propulsion systems are used. For vehicle and equipment applications, product development is driven by regulatory requirements (i.e., legislation on pollutant emissions and, increasingly, CO2 emissions), as well as the need to reduce total operating costs: customers are seeking more efficient propulsion systems that lower the total cost of ownership and improve productivity.
For on-road applications in developed markets, where economy and infrastructure drive demand for local and haulage transportation, demand for engines is driven by general economic conditions, capital investment, industrialization, and infrastructure developments.
In the bus and marine markets, engine demand is increasingly influenced by the environmental policies of governments and local authorities (i.e., requirements for natural gas, hybrid and electric solutions).
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
Increasingly stringent emission regulations in Europe, the U.S. and Asia represent an opportunity for Powertrain to gain a competitive advantage through technological solutions developed for engines and after-treatment systems (such as our High Efficiency SCR technology). Alternative fuels represent a viable alternative to diesel for transport vehicles, as they are more environment friendly and offer better fuel economy than diesel while performing comparably to diesel engines (e.g. LNG for Buses and Commercial Vehicles). Increasing demand for alternative propulsion systems (such as electrified powertrain or fuel cell) is expected to continue, as related technologies are growing quickly and will offer business opportunities in the industrial sector. The increasing trend among mid-sized original equipment manufacturers ("OEMs") to outsource engine development, due to the significant research and development expenditures required to meet the new emission requirements, presents an opportunity for Powertrain to increase sales to third party customers.
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
Our competitive strengths include well-recognized brands, a full range of competitive products and features, a strong presence, distribution and customer service network. There are multiple factors that influence a buyer’s choice of industrial equipment. These factors include the strength and quality of the distribution network, brand loyalty, product features, quality and performance, availability of a full product range, pricing, technological innovations, product availability, financing terms, parts and warranty programs, resale value and customer service and satisfaction. The ability to meet or exceed applicable engine emissions standards as they take effect is also a key competitive factor, particularly in those markets where such standards are the subject of frequent legislative or regulatory scrutiny and change, such as Europe and North America. Emission regulations are becoming a significant competitive factor at global level with new legislation in India and China. We continually seek to improve in each of these areas but focus primarily on providing high-quality and high-value products and on supporting those products through our dealer networks. Customers’ perceptions of product value in terms of productivity, reliability, resale value and dealer support are formed over many years. Buyers tend to favor brands based on experience with the product and the dealer.
The efficiency of our manufacturing, logistic and scheduling systems are dependent on forecasts of industry volumes and our anticipated share of industry sales, which is predicated on our ability to compete successfully with others in the marketplace. We compete based on product performance, customer service, quality, innovation and price. The environment remains competitive from a pricing standpoint, and actions taken to maintain our competitive position in the current challenging economic environment could result in lower than anticipated price realization. The ability of our supply chain and manufacturing system to timely deliver finished goods is also critical to meeting customer expectations. Failure to do so might imply losses of market share and competitiveness.
Our main competitors in the agricultural equipment market are Deere & Company, AGCO Corporation, Claas Group, Argo Tractors S.p.A., the Same Deutz Fahr Group, and Kubota Tractor Corporation.
Our principal competitors in the commercial and specialty vehicles market are Daimler Truck, the Traton Group, the Stellantis Group, Paccar Inc., the Volvo Group, Rosenbauer International AG, Rheinmetall AG, Oshkosh Corporation.

Our principal competitors in the construction equipment market are Caterpillar Inc., Komatsu Ltd., J C Bamford Excavators Ltd., Hitachi Construction Machinery Co, Ltd., Volvo Group, Liebherr Group, Doosan Group, Kubota Tractor Corporation, and Deere & Company.
The main competitors of Powertrain include Cummins Inc., Daimler Group, Deere & Company, Deutz AG, Traton Group, Volvo Group, Yanmar Co., Ltd, Caterpillar/Perkins and Weichai Power Co. Ltd.
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
Raven Industries, Inc., formerly a long-term strategic supplier, was acquired in order to expand our portfolio of precision agriculture technology offerings and to accelerate the development of advanced machine automation and autonomous agriculture technology.
Raven Applied Technology designs, manufactures, sells, and services innovative precision agriculture products, autonomous solutions, and information management tools, which are collectively referred to as precision agriculture equipment, that help farmers reduce costs, more precisely control inputs, and improve farm yields for the global agriculture market. The Applied Technology product families include application controls, GPS-guidance steering systems, field computers, automatic boom controls, advanced machine automation including autonomous agriculture technology and platforms, information management tools, and injection systems. Applied Technology's services include high-speed in-field internet connectivity and cloud-based data management.
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
We continue to evaluate our Construction business with a view toward increasing efficiencies and profitability as well as evaluating its strategic alliances to improve its position in key markets. In 2021, we completed the acquisition of Sampierana S.p.A., which provides Construction direct control over technology and manufacturing of Mini Excavators.
Commercial and Specialty Vehicles
Trucks and Commercial Vehicles (IVECO and IVECO ASTRA)
Under the IVECO brand, we produce a range of light, medium, and heavy trucks and commercial vehicles for both on-road and off-road use, with approximately 3,700 different models available. Our key products include the Daily, a vehicle that covers the 3.5 – 7.5 ton vehicle weight range, the Eurocargo, that covers the 7.5 – 16 ton range, and the Heavy Duty Trucks with vehicle weight range > 16 ton, which include the Trakker, a vehicle capable of off-road transport, and the S-Way, dedicated to on-road transport. Starting from 2019, IVECO started a process of complete renewal of the heavy product offering with the launch of the S-Way (the new range for long haulage and distribution) and X-Way (dedicated to construction logistics and municipalities); the new T-Way for off-road was introduced in 2021. The product offering is complemented by a series of aftersales and used vehicle assistance services.
Light vehicles include on-road vans and chassis cabs used for short and medium distance transportation and distribution of goods, and off-road trucks for use in quarries and other work sites. We have an estimated 25% market share in Europe in professional heavy cab chassis (above 5 ton GVW). We also offer shuttle vehicles used by public transportation authorities, tourist operators, hotels and sports clubs and campers for recreational travel.
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
On September 3, 2019, CNH Industrial announced a strategic and exclusive Heavy-Duty Truck partnership with Nikola Corporation, a U.S. based company pursuing fuel cell truck technology development. In this context, CNH Industrial, through its wholly owned subsidiary Iveco S.p.A., made an initial subscription to Nikola's share capital (approximately 2.5% shareholding) through a cash contribution of $50 million and an in-kind contribution of $50 million, granting Nikola access to IVECO S-Way technology.
During the second quarter of 2020, Nikola completed a business combination with VectoIQ Acquisition Corp., a publicly-traded special purpose acquisition company. Under the terms and conditions of the business combination, the former shareholders of Nikola received 1.901 shares of VectoIQ for each share held in Nikola and became shareholders of VectoIQ, which, in turn, changed its name to “Nikola Corporation”. The combined company's shares continue to be listed on NASDAQ under the new ticker symbol “NKLA”. Before the completion of the business combination, CNH Industrial increased its investment in Nikola, to $250 million. At December 31, 2021 Iveco S.p.A. beneficially owned approximately 6.208% of Nikola Corporation's common stock.
Iveco S.p.A. and Nikola Corporation are jointly developing cab over battery-electric vehicle (“BEV”) and hydrogen fuel cell electric vehicle (“FCEV”) trucks, which will be manufactured in Europe through a joint venture 50/50 owned by Iveco S.p.A. and Nikola Corporation, and in the U.S. by Nikola Corporation. During 2020, Iveco S.p.A. and Nikola entered into a series of agreements to establish the European joint venture including two licenses granted by the two shareholders to allow this joint venture to manufacture BEVs and at a later stage FCEVs. Furthermore, under these agreements, Iveco S.p.A. will be the manufacturer for any EU emission-related purposes of the vehicles produced and distributed in EU by this European legal entity and will responsible for their distribution in the EU different jurisdictions. The set-up activities of the joint venture started in the fourth quarter of 2020 and are progressing according to internal schedules and production started in Q4 2021.
Buses (IVECO BUS and HEULIEZ BUS)
Under the IVECO BUS and HEULIEZ BUS brands, we offer local and inter-city commuter buses, minibuses, school buses and tourism coaches, and we are leader in inter-city buses as well as in low and zero emissions solutions. IVECO BUS is one of the major European manufacturers in the passenger transport sector, with an estimated market share of 26% in heavy buses in Europe, and is expanding its activities globally. HEULIEZ BUS produces city buses for public transportation and is a leader in France for the urban bus market. We have a competitive footprint in Europe, the Middle East and Africa and is looking to grow in Latin America through portfolio expansion. Our bus segment also benefits from sharing technology with IVECO trucks and commercial vehicles.
Specialty Vehicles (Magirus and Iveco Defence Vehicles)
Under the Magirus brand, we manufacture vehicles designed to respond to natural disasters and civil emergencies, such as fires, floods, earthquakes and explosions, using new digital and innovative technologies. Iveco Defence Vehicles develops and manufactures specialized vehicles for defense missions and civil protection.
Powertrain
Powertrain is dedicated to the design, development, manufacture and sale of combustion engines, alternative propulsion systems, transmissions, and axles under the FPT Industrial brand.
FPT Industrial has a wide product offering, including six engine ranges (F1, F5, S8000, NEF, Cursor, V20) from 2 to 20 liter and from 42 hp up to 1,006 hp. Furthermore, FPT Industrial offers the most complete Natural Gas engines line-up on the market for industrial applications, including engine ranges from 136 hp up to 460 hp. FPT Industrial’s product portfolio includes engines for buses and for light, medium and heavy commercial vehicles, engines for industrial machinery including construction, agricultural and industrial equipment, engines for special-purpose vehicles and engines for power generation units and marine applications.
FPT Industrial’s product line-up is completed by versions that use alternative fuels, including engines that run on natural gas and engines compatible with renewable diesel (such as hydro-treated vegetable oil, xTL). With more than 20 years of experience in the research, development and production of natural gas engine technologies for industrial applications, FPT Industrial is an industry leader in this field. In 2018 a dedicated E-Powertrain team was established to develop dedicated projects in the e-powertrain field in industrial applications.
Launches. During 2021, FPT Industrial collected a series of product launches and news. In February, the Brand presented a three-year partnership with Fontanafredda, which includes is the supply of a concept of New Holland Agriculture TK Methane Power crawler vineyard tractor with biomethane to enable the world’s first zero-emissions harvest of a Barolo cru. The tractor is fueled FPT Industrial F28 Natural Gas engines and worked in the Vigna La Rosa cru that produces the grapes for the legendary Barolo of the same name, a wine which has been included in the Wine Spectator Top 100 of the world’s best wines. In April, during the 19th Shanghai International Automobile Industry Exhibition, FPT Industrial presented the innovative Cursor 9, Cursor 11, and Cursor 13 engines meeting in advance the GBVI emission standards that were fully implemented in China, starting from July 1, 2021. The three new engines unveiled together with SFH fully expressed brand product strength, based on continuous technological development. The key advancements equipping the Cursor GBVI engines are the Ti-V (Titanium – Vanadium), guaranteeing the engine to be unstoppable, and the eVGT (Electronically-controlled Variable Geometry Turbocharger) for Cursor 13, making the GBVI the best choice for heavy duty truck. In the same month, with a global digital launch called “Marine Virtual Experience”, FPT Industrial presented its further extension of the marine engine line-up for pleasure and commercial applications, specifically tuned for meeting the requirements of a wider audience. The core of the launch was the unveiling of the new C90 170 Stage V dedicated to heavy-duty missions and featuring an optimized fuel map that avoids the need for a urea-based after treatment system. The other highlight was the presentation of the keel cooling system, a solution for effectively cooling engines operating in sandy, muddy and shallow water, without the risk of obstructing the seawater filters and damaging the seawater pumps. During the digital presentation FPT Industrial also showed the N40 170 Stage V and the N67 450 N. Furthermore, the Brand expands its products and services portfolio offering for USA and Canada customers with the launch of a new and comprehensive line of high-quality, high-performance lubricants. From October 18 to 23, FPT Industrial took part in EIMA International 2021, the International Agricultural and Gardening Machinery Exhibition being held in Bologna (Italy). This was the occasion of displaying the F28 engine in its NG and hybrid versions, together with the N67 NG, the F34 Stage V PowerPack and the N45.
Deliveries. In March, FPT Industrial was chosen as preferred engine supplier by TATA DAEWOO Commercial Vehicles for the launch of the new “the CEN”, an innovative formula of semi-medium truck designed to make a strong impact on the domestic South Korean market. In April, in Korea, LS Mtron has become the first Korean tractor manufacturer to adopt the class-leading F34 Stage V engine from FPT Industrial. Offering 55kW of maximum power at 2200 rpm and 375Nm of torque at 1400 rpm, the F34 Stage V is the driving force behind the new LS Mtron XP7074 Utility class 2 AG tractor. In the last quarter, Amazon signed an agreement for the supply of 1,064 IVECO S-Way CNG trucks which are equipped with the Cursor 13 Natural Gas engines. Amazon has already taken delivery of the first batch of 216 units to be operated by its partners in Europe, and another 848 units are on order with deliveries to start in mid-2022. Built in the WCM Gold-Level Plant in Bourbon-Lancy (France), FPT Industrial’s Cursor 13 NG engine represents the best low environmental impact alternative for long-range operations. To be even more close to its customers, FPT Industrial launched MyFPT, an App for smartphone for all engine users. Clients all around the world can have at their fingertips data, user's manuals and service schedules for FPT Industrial engines and machinery equipped with the brand's engines. The App also ensures the status of the power unit in real time (such as the RPM, temperature, consumption, etc.) and granted assistance with a simple “tap”. In May, the Brand signed two Memoranda of Understanding with Landi Renzo Group, a leading company in the design, production and distribution of Compressed Natural Gas, Liquefied Natural Gas and Hydrogen components and systems, with the aim of exploring the possibility of collaborating on Clean Fuel projects. The Memoranda are focused on the possible development of Natural Gas and Hydrogen technology respectively.
Prizes and achievements. 2021 was a year of prizes for the Brand. At the beginning of 2021, FPT Industrial received the Good Design Award for its Cursor X, the innovative Multi-power, Modular, Multi-application and Mindful 4.0 power source concept. Founded in Chicago in 1950 by Eero Saarinen and Charles and Ray Eames, and currently managed by The Chicago Athenaeum: Museum of Architecture and Design and The European Centre for Architecture Art Design and Urban Studies, Good Design remains the oldest and the world’s most recognized program for design excellence worldwide. After that, FPT Industrial celebrated the “Sustainable Tractor of the Year 2021” received by the Claas AXION 960 CEMOS. The winning tractor is fitted with the latest generation of FPT Industrial’s Cursor 9 Stage V engine. This 6-cylinder engine delivers maximum power of 327 kW /460 hp at 1,800 rpm and maximum torque of 1,860 Nm at 1,400 rpm. In July 2021, FPT Industrial and its Bourbon-Lancy plant, France, was awarded with the Gold Medal for the World Class Manufacturing. The road to the highest honor was built on solid pillars and high knowledge, and key gold points mentioned were: quality, machining maintenance and karakuri system. The Bourbon-Lancy plant celebrated also the production of the 10,000th Cursor 13 NG engine, rolling off the line of its line on March 9. Moreover, in October, the 2022 “Tractor of the Year” was given to New Holland T6.180 Methane Power, powered by the FPT Industrial N67 NG engine; the jury underlined the step forward towards more sustainable farming of the powering system. In the end of the year, the innovation, sustainability and the design of the Red Horizon was awarded as Gold Winner of the 2021 edition of the New York Product Design Awards. The jury selected the Red Horizon for the Watercraft Category for successfully consolidating technology, performance, power and design in a beautiful zero emission powerboat concept.
Sales and Distribution
Agriculture and Construction
Agriculture sells and distributes products through approximately 2,500 full-line dealers and distributors with over 6,500 points of sale. Construction sells and distributes products through approximately 470 full-line dealers and distributors with over 1,500 points of sale. Agriculture’s and Construction’s dealers are almost all independently owned and operated. Some Agriculture dealers also sell construction equipment. In the United States, Canada, Mexico, most of Western Europe, Brazil, Argentina, India, China, Russia, Thailand, Australia, and South Africa products are generally distributed directly through the independent dealer network. In the rest of the world, products are either sold to independent distributors who then resell to dealers, or to importers who have their own branches to sell product to retail customers. In both cases, the importers/distributors can take advantage of their size and knowledge of the market to minimize their marketing costs.
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
We believe that it is generally more cost-effective to distribute our agricultural and construction equipment products through independent dealers, although Agriculture and Construction maintain a limited number of company-owned dealerships in some markets. As of December 31, 2021, we operated two Agriculture and Construction dealerships in North America and six company-owned Agriculture and Construction dealerships in Europe. We also operate a selective dealer development program, in territories with growth potential but underdeveloped representation by our agricultural and construction equipment brands, that typically involves a transfer of ownership to a qualified operator through a buy-out or private investment after a few years.
Commercial and Specialty Vehicles
Commercial and Specialty Vehicles’ worldwide distribution strategy is based on a network of independent dealers, in addition to its own dealerships and branches. As of December 31, 2021, Commercial and Specialty Vehicles had approximately 670 dealers globally (of which 16 were directly owned by us and 11 were branches). All dealers sell spare parts for the relevant vehicles. Commercial and Specialty Vehicles bolsters its distribution strategy by offering incentives to its dealers based on target achievements for sales of new vehicles and parts and providing high quality aftersales services.
As of December 31, 2021, Commercial and Specialty Vehicles had approximately 5,000 sales and/or service network points. In addition to Commercial and Specialty Vehicles' standard one-year full vehicle warranty and two-year powertrain warranty, Commercial and Specialty Vehicles offers personalized aftersales customer assistance programs.
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
Powertrain
Powertrain provides propulsion solution products for Commercial and Specialty Vehicles, Agriculture, and Construction segments, powertrain generation units and marine applications. Additionally, Powertrain’s commercial strategy and business model are focused on the development of a portfolio of medium-to-large OEM customers. Powertrain has entered into long-term supply agreements with a growing number of third-party customers.
At December 31, 2021, Powertrain has a network of approximately 66 distributors and 703 dealers/service points globally that cover its entire product range and related market sectors. Large OEMs use their own internal networks to obtain parts and services for purchased equipment, while small OEMs frequently rely on us for delivery of parts and services through Powertrain’s worldwide network.
Pricing and Promotion
The retail price of any particular piece of equipment or vehicle is determined by the individual dealer or distributor and generally depends on market conditions, features, options and, potentially, regulatory requirements. Retail sale prices may differ from the manufacturer-suggested list prices, as a result of different factors (markets' demand, customers' specific requirements, local market conditions, general economic conditions, access to financing, etc.). We sell most of our portfolio to our dealers and distributors at wholesale prices that reflect a discount from the manufacturer-suggested list prices. In the ordinary course of business, we engage in promotional campaigns that may include price incentives or preferential financing terms with respect to the purchase of products.
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
As of December 31, 2021we operated and administered 46 parts depots worldwide either directly, through a joint venture, or through arrangements with warehouse service providers. This network includes 9 parts depots in North America, 14 in Europe, 3 in South America, and 20 in Rest of World. The network includes 31 parts depots that support Agriculture, 27 that support Construction, 19 that support Commercial and Specialty Vehicles and 6 that support Powertrain. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Our parts depots and parts delivery systems provide customers with access to substantially all the parts required to support our products.
Joint Ventures
As part of a strategy to enter and expand in new markets, we are also involved in several commercial and/or manufacturing joint ventures. At December 31, 2021, they included the following:
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
◦in China, we control 60% of SAIC Fiat Powertrain Hongyan Ltd (“SFH”), a manufacturing company located in Chongqing, which produces diesel engines under license from us to be sold in the Chinese market and to be exported to Europe, the U.S. and Latin America;
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
Suppliers
We purchase materials, parts, and components from third party suppliers. We had approximately 4,142 global direct material suppliers for Industrial Activities at December 31, 2021. Our focus on quality improvement, cost reduction, product innovation and production flexibility requires us to rely upon suppliers with a focus on quality, reliability and the ability to provide cost reductions. We view our relationships with suppliers as critical to our operational effectiveness, and in recent years, we have established closer ties with a significantly reduced number of suppliers, selecting those that enjoy a leading position in the relevant markets.
Certain components and parts used in our products are available from a single supplier and cannot be sourced quickly otherwise. The sudden or unexpected interruption in the availability of certain of our suppliers’ raw materials, parts, and components could result in delays in, or increases in the costs of production. During 2021, some of our operations were temporarily impacted by certain material or component shortages and price volatility due to the COVID-19 pandemic.
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
In Europe, there are two joint ventures that provide retail financing to customers of Agriculture, Construction, and Commercial and Specialty Vehicles, depending on the country of origin. CNH Industrial Capital Europe S.a.S., a joint venture with BNP Paribas Group, is 49.9% owned by CNH Industrial N.V. and accounted for under the equity method, until the Demerger. Post-Demerger, CNH Industrial N.V. will own 24.95% and Iveco Group will own 24.95%. Transolver Finance Establecimiento Financiero de Credito S.A. (“Transolver Finance”), a joint venture with the Santander Group, is 49% owned by CNH Industrial N.V. and accounted for under the equity method until the Demerger. Post-Demerger, Transolver Finance will be part of the Iveco Group. Transolver Finance also provides wholesale financing to dealers. Additionally, there are vendor programs with banking partners that provide customer financing of Agriculture, Construction, and Commercial and Specialty Vehicles, in different countries. Customer and dealer financing activities not included in the joint ventures or vendor programs, such as factoring of trade receivables, are managed through our wholly-owned financial services companies until the Demerger. Post-Demerger these activities will be serviced by the Iveco Group, who will receive a fee for services rendered.
Post-Demerger, in Europe, the Middle East and Africa (EMEA), the Iveco Group Financial Services organization will provide services to the CNH Industrial Post-Demerger financial services on customer financing and factoring regulated in a specific Master Service Agreement (Financial Services Master Service Agreement). In Europe, CNH Industrial Financial Services S.A. (renamed in 2022 as Iveco Capital Financial Services S.A.), a French specialized credit institution with passporting to operate in main European countries, wholly-owned by Iveco Group, will manage CNH Industrial Post-Demerger dealer financing through a dedicated securitization. CNH Industrial Capital Solutions S.p.A. will retain the securitization program junior notes.
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
Post-Demerger, for South America, Banco CNH Industrial Capital S.A. will support and serve sales of Iveco Group with a Vendor Program. Banco CNH Industrial Capital will continue to serve as a lender for Iveco Group. In Argentina, CNH Industrial Post-Demerger Financial Services will support and serve sales of Iveco Group with a Vendor Program.
For Rest of World, customer and dealer financing activities in Australia, New Zealand, Russia and India are managed through wholly-owned financial services companies. In China, dealer financing activities are managed through wholly-owned financial services companies. Post-Demerger CNH Industrial Financial Services will provide dealer and customer financing activities for Iveco Group in Australia, New Zealand and Russia. CNH Industrial Financial Services will continue to provide customer and dealer financing activities for CNH Industrial activities in Australia, New Zealand, Russia, India and dealer financing activities in China.
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
Legal Proceedings
As a global company with a diverse business portfolio, CNH Industrial in the ordinary course of business is exposed to numerous legal risks, including, without limitation, dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, competition law and other investigations and environmental claims. The most significant of these matters are described in “Note 14: Commitments and Contingencies” to our Consolidated Financial Statements for the year ended December 31, 2021.
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
Follow-up on Damages Claims: in 2011 Iveco S.p.A. ("Iveco"), which, following the Demerger, is now part of Iveco Group N.V., and its competitors in the European Union were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union (in the period 1997-2011) in relation to Medium & Heavy trucks. On July 19, 2016, the Commission announced a settlement with Iveco ("the Decision"). Following the Decision, the Company, Iveco and Iveco Magirus AG ("IMAG") have been named as defendants in proceedings across Europe. The consummation of the Demerger will not allow CNH Industrial to be excluded from current and future follow on proceedings originating from the Decision because under EU competition law a company cannot use corporate reorganizations to avoid liability for private damage claims. In the event one or more of these judicial proceedings would result in a decision against CNH Industrial ordering it to compensate such claimants as a result of the conduct that was the subject matter of the Decision, and Iveco and IMAG does not comply with such decisions, as a result of various intercompany arrangements, then CNH Industrial will ultimately have recourse against Iveco and IMAG for the reimbursement of the damages effectively paid to such claimants. The extent and outcome of these claims cannot be predicted at this time.
FPT Emissions Investigation: on July 22, 2020, a number of CNH Industrial's offices in Europe were visited by investigators in the context of a request for assistance by the public prosecutors of Frankfurt am Main, Germany and Turin, Italy in relation to alleged noncompliance of two engine models produced by FPT Industrial S.p.A. ("FPT"), which is now part of the Iveco Group N.V., installed in certain Ducato (a vehicle distributed by Stellantis) and Iveco Daily vehicles. FPT is providing its full cooperation to properly address the requests received. FPT, other companies of Iveco Group, and in certain instances CNH Industrial and other third parties have received various requests for compensation by German and Austrian customers on various contractual and tort grounds, including requests for damages resulting out of the termination of the purchase contracts, or in the form of requests for an alleged lower residual value of their vehicles as a consequence of the alleged non-compliance with type approval regulations regarding emissions. In certain instances, other customers have brought judicial claims on the same legal and factual bases. Although, at the date hereof, the Company has been informed by the Iveco Group that it has no evidence of any wrongdoing, it cannot predict at this time the extent and outcome of these requests and directly or indirectly related legal proceedings, including customer claims or potential class actions alleging emissions non-compliance.
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
C. Organizational Structure
As of December 31, 2021, CNH Industrial had 202 consolidated subsidiaries of which 111 related to the Off Highway business and 91 related to the On Highway business. A listing of our subsidiaries as of December 31, 2021, including the country of incorporation or residence, proportion of ownership interest and proportion of voting power held, is set forth in Exhibit 8.1 to this annual report on Form 20-F.
The following table sets forth a list of the principal subsidiaries that are directly or indirectly controlled by CNH Industrial at December 31, 2021. For each principal subsidiary, the following information is provided: name, country of incorporation or residence, and the percentage interest held by CNH Industrial and its subsidiaries at December 31, 2021 and whether the legal entity is part of the Off Highway Business or the On Highway Business.

Principal Subsidiaries at December 31, 2021:

Name of Subsidiary	Business	Country of Incorporation	Percentage Interest Held
Banco CNH Industrial Capital S.A.	Off-Highway	Brazil	100%
Case Credit Holdings Limited	Off-Highway	United States (Delaware)	100%
Case New Holland Industrial Inc.	Off-Highway	United States (Delaware)	100%
CNH Industrial America LLC	Off-Highway	United States (Delaware)	100%
CNH Industrial U.S. Holdings Inc.	Off-Highway	United States (Delaware)	100%
CNH Industrial Brasil Ltda.	Off-Highway	Brazil	100%
CNH Industrial Capital Limited	Off-Highway	United Kingdom	100%
CNH Industrial Capital LLC	Off-Highway	United States (Delaware)	100%
CNH Industrial Capital America LLC	Off-Highway	United States (Delaware)	100%
CNH Capital Receivables LLC	Off-Highway	United States (Delaware)	100%
CNH Industrial Capital Canada Ltd.	Off-Highway	Canada	100%
CNH Industrial Capital Solutions S.p.A.	Off-Highway	Italy	100%
CNH Industrial Finance Europe S.A.	Off-Highway	Luxembourg	100%
CNH Industrial Finance S.p.A.	Off-Highway	Italy	100%
CNHI International S.A.	Off-Highway	Switzerland	100%
FPT Industrial S.p.A.	On-Highway	Italy	100%
Iveco Capital Solutions S.p.A.	On-Highway	Italy	100%
Iveco S.p.A.	On-Highway	Italy	100%
Iveco Espana S.L.	On-Highway	Spain	100%
Iveco France SAS	On-Highway	France	100%
New Holland Ltd.	Off-Highway	United Kingdom	100%
Raven Industries Inc.	Off-Highway	United States (South Dakota)	100%
D. Property, Plant and Equipment
As of December 31, 2021, we owned 70 manufacturing facilities. We also own other significant properties including spare parts depots, research laboratories, test tracks, warehouses, and office buildings.
We make capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and improve capacity, and for maintenance and engineering. In 2021, our total capital expenditures in long-lived assets, excluding assets sold with buy-back commitments and equipment on operating leases, were $714 million of which 15% was spent in North America, 7% in South America, 73% in Europe and 5% in Rest of World. These capital expenditures were funded through a combination of cash generated from operating activities and borrowings under short-term facilities. In 2020, our total capital expenditures were $484 million. In 2021, capital expenditures were higher than in 2020 as expenditures returned to more normal levels from the pandemic-affected low levels experienced last year.
The following table provides information about our manufacturing and engineering facilities of the Off-Highway business as of December 31, 2021:

Location	Primary Functions	Approximate Covered Area (Sqm/ 000)
Italy
Bagno di Romagna	Earthmoving machines	40
Jesi	Tractors	77
Lecce	Wheel loaders, compact track loaders, telehandlers; graders; R&D center	130
Modena	Components (Agriculture and Construction)	102
S. Matteo	R&D center (Agriculture)	51
United States
Benson	Sprayers, cotton pickers; R&D center	41
Burlington	Backhoe loaders, forklift trucks; R&D center	91

Burr Ridge (Hinsdale)	R&D center (Agriculture, Construction and Diesel engines)	44
Fargo	Tractors, wheeled loaders; R&D center	88
Goodfield	Soil management equipment; R&D center	39
Grand Island	Tractors and combines	128
Mt. Joy	R&D center (Agriculture)	11
Mt. Vernon	Tracks; R&D center	7
New Holland	Hay & Forage; R&D center	104
Racine	Tractors, transmissions	105
Sioux Falls	Ag Assembly Mfg, Repair Shop, Training and R&D center	20
St. Nazianz	Self-propelled sprayers	24
Wichita	Skid steer loaders; R&D center	46
France
Coex	Grape Harvesters; R&D center	26
Croix	Cabins (Agriculture)	12
Tracy-Le-Mont	Hydraulic cylinders (Agriculture and Construction)	16
Brazil
Belo Horizonte	Crawler excavators, crawler dozers, wheel loaders, graders, backhoe loaders; R&D center	70
Curitiba	Combines and tractors; R&D center	117
Piracicaba	Sugar cane harvesters, coffee harvesters, sprayers; R&D center	20
Sorocaba	Combines and other Agriculture; R&D center	188
China
Harbin	Combines, tractors, balers; R&D center	121
Urumqi	Cotton pickers	10
Belgium
Antwerp	Components (Agriculture)	77
Zedelgem	Combines, forage harvesters and balers; R&D center	154
India
Noida	Tractors; R&D center	92
Pithampur	Backhoe loaders, earth compactors, crawler excavator; R&D center	45
Pune	Sugar cane harvesters and combines; R&D center	77
Poland
Kutno	Row crop, cultivators, harvesters; R&D center	33
Plock	Combines, balers and headers; R&D center	129
Others
Cordoba (Argentina)	Tractors and combines	30
St. Valentin (Austria)	Tractors; R&D center	53
Cowra (Australia)	Tillage; R&D center	6
Saskatoon (Canada)	Sprayers, seeders; R&D center	61
Queretaro (Mexico)	Components (Agriculture and Construction)	15
Naberezhnye Chelny (Russia)	Tractors and combines	50
Wieringerwerf (Netherlands)	Ag Assembly Mfg	2
Överum (Sweden)	Ploughs; R&D center	49
Basildon (United Kingdom)	Tractors; R&D center	129

The following table provides information about our manufacturing and engineering facilities of the On-Highway business as of December 31, 2021:

Location	Primary Functions	Approximate Covered Area (Sqm/000)
Italy
Brescia	Medium vehicles, cabs, chassis; R&D center	276
Brescia	Firefighting vehicles; R&D center	28
Bolzano	Defense vehicles; R&D center	83
Foggia	Engines; drive shafts; R&D center	151
Piacenza	Quarry and construction vehicles; R&D center	64
Suzzara	Light vehicles; R&D center	170
Torino	Transmissions and axles	239
Torino	Engines	142
Torino	R&D center (Commercial and Specialty Vehicles)	41
Torino	R&D center (Powertrain)	28
France
Annonay	Buses (Coaches & City); R&D center	114
Bourbon Lancy	Engines; R&D center	107
Fecamp	Engines (power generation units)	16
Fourchambault	Engines (remanufacturing)	24
Rorthais	Buses (City); R&D center	29
Venissieux	R&D center (Commercial and Specialty Vehicles)	17
Brazil
Sete Lagoas	Heavy, medium and light vehicles; R&D center	160
Sete Lagoas	Defense vehicles	19
Sete Lagoas	Engines; R&D center	1
Germany
Ulm	Firefighting vehicles; R&D center	92
Ulm	R&D center (Commercial and Specialty Vehicles)	45
China
Chongqing	Engine; R&D centers	76
Chongqing	ATS plant	4
Shanghai	R&D center (Powertrain)	—
Argentina
Cordoba	(Medium/Heavy) Trucks and buses; R&D center	94
Cordoba	Engines	20
Spain
Madrid	Heavy vehicles; R&D center	134
Valladolid	Light vehicles, heavy cab components	81
United Kingdom
Coventry	R&D center (Powertrain)	1
Shoream-by-Sea	R&D center (Powertrain)	0
Others
Dandenong (Australia)	Trucks (heavy); R&D center	42
Vysoke Myto (Czech Republic)	Buses (City & Intercity); R&D center	125
Gwangju (South Korea)	R&D center (Powertrain)	0

Arbon (Switzerland)	R&D center (Powertrain)	6
Burr Ridge (United States)	R&D center (Diesel engines)	1

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
For further information, see “Note 14: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2021 as well as “Item 3. Key Information—D. Risk Factors—Compliance Risks—Costs of ongoing compliance with, or failure to comply with, increasingly stringent environmental, health and safety laws could have an adverse effect on our results of operations”; “Item 3. Key Information—D. Risk Factors—Compliance Risks—We are subject to extensive anti-corruption and antitrust laws and regulations”; “Item 3. Key Information—D. Risk Factors—Compliance Risks—Changes in privacy laws could disrupt our business”; “Item 3. Key Information—D. Risk Factors—Operational Risks—We face risk associated with employment relationships” and “Item 3. Key Information—D. Risk Factors—Strategic Risks—International trade policies may impact demand for our products and our competitive position”.
Item 4A.    Unresolved Staff Comments
None.
Item 5.    Operating and Financial Review and Prospects
The discussion in “Item 5. Operating and Financial Review and Prospects” should be read in conjunction with our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.
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
Overview
CNH Industrial is a leading equipment and services company engaged in the design, production, marketing, sale, and financing of agricultural and construction equipment. Prior to the Demerger, CNH Industrial was also engaged in the design, production, marketing, sale and financing of trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines, transmissions and axles for those vehicles and engines for marine and power generation applications
Until December 31, 2021, CNH Industrial N.V. owned and controlled the Commercial and Specialty Vehicles business, the Powertrain business, and the related Financial Services business (together the “Iveco Group Business” or the “On-Highway Business”), as well as the Agriculture business, the Construction business, and the related Financial Services business (collectively, the “Off-Highway Business”). Effective January 1, 2022, the Iveco Group Business was separated from CNH Industrial N.V. by way of a demerger under Dutch law to Iveco Group N.V. (the Demerger) and Iveco Group became a public listed company independent from CNH Industrial. At December 31, 2021, Iveco Group did not qualify for discontinued operations presentation under U.S. GAAP. Therefore, the results presented below include the results of Iveco Group. Industrial Activities includes the Iveco Group Business and the Off-Highway Business without their respective Financial Services businesses, which are still presented as a unique Financial Services segment.
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
Our results are also affected by changes in foreign exchange rates from period to period, mainly due to the difference in geographic distribution between our manufacturing activities and our commercial activities, resulting in cash flows from exports denominated in currencies that differ from those associated with production costs. In addition, our consolidated financial statements are expressed in U.S. dollars and are therefore subject to movements in exchange rates upon translation of the financial statements of subsidiaries whose functional currency is not the U.S. dollar. Generally, a strengthening of the euro against the U.S. dollar has a positive translation impact on the consolidated revenues of CNH Industrial because a significant portion of these arise from European operations, particularly the operations of Commercial and Specialty Vehicles, Agriculture and Powertrain. However, the positive translation impact on revenues is significantly offset by the negative exchange transaction impact on costs since purchases and costs are predominantly denominated in euro for our worldwide operations. The reverse impact to revenues and cost occurs with a weakening of the euro against the U.S. dollar. For additional information regarding the effect on us of changes in interest rates and exchange rates, see “Item 3. Key Information—D. Risk Factors—Strategic Risks—We are subject to exchange rate fluctuations, interest rate changes and other market risks.”
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
COVID-19 Effects and Actions
During 2020 and to a lesser extent in 2021, the effects of the COVID-19 pandemic and the related actions of governments and other authorities to contain COVID-19 spread have affected and continue to affect CNH Industrial’s business, results, cash flow and outlook. Governments in many countries where the Company operates, designated part of our businesses as essential critical infrastructure businesses. This designation allows us to operate in support of our dealers and customers to the extent possible. CNH Industrial also continues to prioritize the health, safety and well-being of its employees.
CNH Industrial continues to monitor the impact of the COVID-19 pandemic on all aspects of its business, its employees and the Company's results of operations, financial condition and cash flows in 2021. For additional risks related to the COVID-19 pandemic, see “Item 3. Key Information—D. Risk Factors—COVID-19 Risks.
Global Supply Chain Disruption
Global supply chain represented the main challenge for our operations in 2021, with multiple bottlenecks resulting in increased raw material prices, intermittent sub-component availability, notably for semiconductors, and increased transportation costs.

Non-GAAP Financial Measures
CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS.
As of December 31, 2021, CNH Industrial’s non-GAAP financial measures are defined as follows:
Adjusted EBIT of Industrial Activities
Adjusted EBIT of Industrial Activities is defined as net income (loss) before income taxes, Financial Services’ results, Industrial Activities’ interest expenses, net, foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
Net (Cash) Debt and Net (Cash) Debt of Industrial Activities (or Net Industrial (Cash) Debt)
Net Cash (Debt) is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high credit rating counterparties) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities.
Revenues on a Constant Currency Basis
CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.
Free Cash Flow of Industrial Activities
Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow) refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buyback commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.
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
Spin-off of On-Highway Business
Until December 31, 2021, CNH Industrial N.V. owned and controlled the Commercial and Specialty Vehicles business, the Powertrain business, and the related Financial Services business (together the “Iveco Group Business” or the “On-Highway Business”), as well as the Agriculture business, the Construction business, and the related Financial Services business (collectively, the “Off-Highway Business”). Effective January 1, 2022, the Iveco Group Business was separated from CNH Industrial N.V. by way of a legal statutory demerger to Iveco Group N.V. (the Demerger) and Iveco Group became a public listed company independent from CNH Industrial.
At December 31, 2021, Iveco Group did not qualify for discontinued operations presentation under U.S. GAAP. Therefore, the results presented below include the results of Iveco Group.

2021 Compared to 2020
Consolidated Results of Operations

	2021	2020
	(in millions)
Revenues:
Net sales	$31,622	$24,285
Finance, interest and other income	1,806	1,747
Total Revenues	33,428	26,032
Costs and Expenses:
Cost of goods sold	25,951	21,327
Selling, general and administrative expenses	2,443	2,155
Research and development expenses	1,236	932
Restructuring expenses	74	49
Interest expense	596	678
Goodwill impairment charge	—	585
Other, net	1,148	811
Total Costs and Expenses	31,448	26,537
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,980	(505)
Income tax benefit (expense)	(342)	50
Equity in income of unconsolidated subsidiaries and affiliates	122	17
Net income (loss)	1,760	(438)
Net income attributable to noncontrolling interests	37	55
Net income (loss) attributable to CNH Industrial N.V.	$1,723	$(493)
Revenues
We recorded revenues of $33,428 million in 2021, an increase of 28.4% (up 26.1% on a constant currency basis) compared to 2020. This increase is primarily due to increases in all segments as a result of strong industry demand and price realization.
Cost of Goods Sold
Cost of goods sold were $25,951 million in 2021 compared to $21,327 million in 2020, an increase of 21.7% year over year. As a percentage of net sales of Industrial Activities, cost of goods sold was 82.1% in 2021 (87.8% in 2020), as a result of favorable fixed cost absorption partially offset by higher input costs. In 2020, costs of goods sold included impairment charges of $255 million and asset optimization charges of $282 million.
Selling, General and Administrative Expenses
SG&A expenses amounted to $2,443 million in 2021 (7.3% of revenues) compared to $2,155 million in 2020 (8.3% of revenues) as expenses returned to more normal levels from the pandemic-affected low levels experienced last year. SG&A expenses include provisions for bad debt that were $46 million in 2021 and $157 million in 2020.
Research and Development Expenses
In 2021, R&D expenses were $1,236 million compared to $932 million in 2020. The expense in both years was primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.

Restructuring Expenses
The Company incurred restructuring costs of $74 million and $49 million for the years ended December 31, 2021 and 2020, respectively.
Interest Expense
Interest expense was $596 million in 2021 compared to $678 million in 2020. The interest expense attributable to Industrial Activities, net of interest income and eliminations, was $235 million in 2021 compared to $244 million in 2020. In 2021, interest expense included a charge of $8 million related to the repurchase of €316 million (equivalent to $371 million) of outstanding notes due May 23, 2022 by CNH Industrial Finance Europe S.A.
Goodwill Impairment Charge
The Company did not incur a goodwill impairment charge during the year ended December 31, 2021. In 2020, the Company incurred a goodwill impairment charge of $585 million, representing the then total impairment of Construction goodwill.
Other, net
Other, net expenses were $1,148 million in 2021 and included a pre-tax loss of $138 million ($136 million after-tax) from the remeasurement at fair value of the investment in Nikola Corporation, separation costs in connection with the demerger of the Iveco Group business of $187 million ($170 million after-tax), foreign exchange losses of $51 million, a pre- and after-tax loss of $25 million due to the valuation at their recoverable amount of certain assets classified as held for sale, and a charge of $57 million ($47 million after-tax) for transaction costs related to the acquisition of Raven Industries, Inc., partially offset by a pre-tax gain of $119 million ($90 million net of tax impact) as a result of the Benefit Modification Amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, a gain of $5 million ($4 million after-tax) as a result of the amortization over 4 years of the $101 million positive impact from the 2021 modifications to a healthcare plan in the U.S. which occurred in the fourth quarter of 2021, a pre- and after-tax gain of $42 million from the sale of a 30.1% interest in Naveco, a gain of $12 million ($9 million after-tax) for a remeasurement at fair value of the investment in Monarch Tractor, as well as the positive impact of $13 million from the sale of investments by a joint venture accounted for under the equity method.
Other, net expenses were $811 million in 2020 and included a pre-tax gain of $119 million ($90 million after-tax) as a result of the Benefit Modification Amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, a $125 million pre-tax non-cash settlement charge ($95 million after-tax) resulting from the purchase of annuity contracts to settle a portion of the outstanding U.S. pension obligations, a pre-tax gain of $134 million ($132 million after-tax) from the remeasurement at fair value of the investment in Nikola Corporation and foreign exchange losses of $45 million.
Income Taxes

	2021	2020
	(in millions, except percentages)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$1,980	$(505)
Income taxes expense (benefit)	$342	$(50)
Effective tax rate	17.3%	9.9%
In 2021, income taxes were an expense of $342 million, compared to a benefit of $50 million in 2020. The effective tax rates for 2021 and 2020 were 17.3% and 9.9%, respectively. The Company’s 2021 tax rate was positively impacted by $161 million related to recognizing deferred tax assets associated with the Company’s agricultural and construction equipment operations in Brazil (as discussed further below), pre-tax earnings in other jurisdictions which allowed previously unrecognized deferred tax assets to be utilized, and the impact of additional tax credit and incentive benefits. These positive impacts were partly offset by the negative impacts of the Nikola fair value remeasurement loss and non-deductible expenses associated with the Demerger of the Iveco Group Business and the acquisition of Raven Industries, Inc. Excluding the pre-tax and corresponding tax impacts related to the Nikola fair value remeasurement loss, restructuring charges, the loss on the repurchase of notes, the gain from the 2018 U.S. healthcare plan modification, the gain from the 2021 modifications of a healthcare plan in the U.S., costs and charges related to the Demerger, the gain from the sale of 30.1% interest in Naveco, transaction costs for the acquisition of Raven Industries, Inc., the gain associated with the fair market value adjustment to the Monarch Tractor investment, the impairment charge of certain assets held for sale, and the $161 million tax benefit associated with recognizing certain Brazilian deferred tax assets in addition to other tax rate reduction benefits, the effective tax rate for 2021 would have been 23%.

In 2020, income taxes were a benefit of $50 million with an effective tax rate of 9.9%. The Company’s 2020 tax rate was positively impacted by the tax effect associated with the Nikola fair value remeasurement and the recognition of certain deferred tax assets, with those items being more than offset by the negative impacts of the $585 million non-deductible goodwill impairment charge and losses in jurisdictions where deferred tax assets were not recognized. Excluding the pre-tax and corresponding tax impacts related to the Nikola fair value remeasurement, the non-deductible goodwill impairment charge, restructuring charges, the gain from the 2018 U.S. healthcare plan modifications, the charge related to the purchase of annuity contracts to settle a portion of the U.S. pension obligations, other asset optimization and impairment charges, and the tax impacts related to recognizing certain deferred tax assets as well as a tax rate reduction, the effective tax rate for 2020 would have been 27%.
Equity in Income of Unconsolidated Subsidiaries and Affiliates
Equity in income of unconsolidated subsidiaries and affiliates was $122 million in 2021, compared to $17 million in 2020.
Industrial Activities and Business Segments
The following tables show total Revenues and Adjusted EBIT of Industrial Activities by segment. We have also included a discussion of our results by Industrial Activities and each of our segments.

	2021	2020	% Change	% Change excl. FX
	(in millions, except percentages)
Revenues:
Agriculture	$14,721	$10,923	34.8%	33.0%
Construction	3,081	2,170	42.0%	40.9%
Commercial and Specialty Vehicles	12,160	9,421	29.1%	25.8%
Powertrain	4,419	3,629	21.8%	17.8%
Eliminations and other	(2,759)	(1,858)
Total Net sales of Industrial Activities	$31,622	$24,285	30.2%	27.8%
Financial Services	1,870	1,823	2.6%	1.5%
Eliminations and other	(64)	(76)
Total Revenues	$33,428	$26,032	28.4%	26.1%

	2021	2020	$ Change	2021 Adj EBIT Margin	2020 Adj EBIT Margin
	(in millions, except percentages)
Adjusted EBIT of Industrial Activities by Segment:
Agriculture	$1,810	$880	$930	12.3%	8.1%
Construction	90	(184)	274	2.9%	(8.5)%
Commercial and Specialty Vehicles	282	(109)	391	2.3%	(1.2)%
Powertrain	256	233	23	5.8%	6.4%
Eliminations and other	(324)	(268)	(56)
Adjusted EBIT of Industrial Activities	$2,114	$552	$1,562	6.7%	2.3%
Net sales of Industrial Activities were $31,622 million in 2021, up 30.2% compared to the prior year (up 27.8% on a constant currency basis) due to higher volumes driven by strong industry demand, together with favorable price realization.
Adjusted EBIT of Industrial Activities was $2,114 million in 2021 ($552 million in 2020), with an Adjusted EBIT margin of 6.7%. The increase in adjusted EBIT was primarily attributable to all segments being up year over year.

Business Segment Performance
Agriculture
Net Sales
The following table shows Agriculture net sales by geographic region in 2021 compared to 2020:
Agriculture Sales – by geographic region:

($ million)	2021	2020	% Change
North America	$5,123	$3,794	35.0%
Europe	4,715	3,854	22.3%
South America	2,350	1,486	58.1%
Rest of World	2,533	1,789	41.6%
Total	$14,721	$10,923	34.8%
Net sales for Agriculture were $14,721 million in 2021, a 34.8% increase (up 33.0% on a constant currency basis) compared to 2020. The increase was mainly due to higher industry demand, better mix, favorable price realization of 7% and lower destocking compared to 2020.
For 2021, worldwide industry unit sales for tractors increased 14% compared to 2020, while worldwide industry sales for combines were up 19% compared to 2020. In North America, industry volumes in the over 140 hp tractor market sector were up 23% and combines were up 25%. Industry volumes for under 140 hp tractors were up 10%. European markets were up 16% and 17% for tractors and combines, respectively. In South America, tractor industry volumes increased 22% and combine industry volumes increased 19%. Rest of World markets increased 15% for tractors and 19% for combines.
Adjusted EBIT
Adjusted EBIT was $1,810 million in 2021, compared to $880 million in 2020. The $930 million increase was driven by higher volume, favorable mix and price realization in all regions, partially offset by higher raw material and freight costs, higher SG&A costs driven by higher variable compensation, and R&D spend returning to more normal levels from the low levels experienced in the previous year. Adjusted EBIT margin was 12.3%.
Construction
Net Sales
The following table shows Construction net sales by geographic region in 2021 compared to 2020:
Construction Sales – by geographic region:

($ million)	2021	2020	% Change
North America	$1,439	$961	49.7%
Europe	570	417	36.7%
South America	501	321	56.1%
Rest of World	571	471	21.2%
Total	$3,081	$2,170	42.0%
Net sales for Construction were $3,081 million in 2021, a 42.0% increase (up 40.9% on a constant currency basis) compared to 2020, driven by favorable price realization, higher demand, and lower destocking by dealers and distributors.
In 2021, global demand for construction equipment was up 14% compared to 2020, with Heavy sub-segment up 16% and Light sub-segment up 13%. Demand increased 23% in North America, 19% in Europe, 87% in South America, and 6% in Rest of World.

Adjusted EBIT
Adjusted EBIT was $90 million in 2021 (up $274 million compared to 2020). The improvement was due to positive price realization and favorable volume and mix, partially offset by higher product costs related to raw material and freight costs and higher variable compensation. Adjusted EBIT margin was 2.9%.
Commercial and Specialty Vehicles
Net Sales
The following table shows Commercial and Specialty Vehicles net sales by geographic region in 2021 compared to 2020:
Commercial and Specialty Vehicles Sales – by geographic region:

($ million)	2021	2020	% Change
North America	$104	$80	n.m.
Europe	9,631	7,628	26.3%
South America	1,095	572	91.4%
Rest of World	1,330	1,141	16.6%
Total	$12,160	$9,421	29.1%

Commercial and Specialty Vehicles' net sales were $12,160 million in 2021, an increase of 29.1% from 2020 (up 25.8% on a constant currency basis), primarily driven by higher truck volumes and positive price realization.
In 2021, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, increased by 11% compared to 2020. The LCV market increased 8%, and the M&H truck market increased by 19%. In South America, new truck registrations (GVW ≥3.5 tons) increased 39% compared to 2020, with an increase of 39% and 42% in Brazil and in Argentina, respectively. In Rest of World, new truck registrations increased 18% compared with 2020.
CNH Industrial’s estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 11.8%, up 1.2 percentage points ("p.p.") compared with 2020. The European market share increased 1.9 p.p. to 13.2% in LCV and increased 0.1 p.p. to 8.9% in M&H segment. In South America, in 2021, CNH Industrial’s market share increased 0.8 p.p. to 10.5%.
During 2021, Commercial and Specialty Vehicles delivered approximately 161,178 vehicles (including buses and specialty vehicles), representing a 36% increase from 2020. Volumes were 40% higher in LCV and 43% higher in M&H truck segments. Commercial and Specialty Vehicles’ deliveries increased 33%, 73% and 26% in Europe, South America and Rest of World, respectively.
In 2021, Commercial and Specialty Vehicles' ratio of truck orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 1.57, an increase of 32% compared to 2020. In 2021, truck order intake in Europe increased 81% compared to previous year.
The following tables show our unit deliveries by geographic region and by product in 2021 compared to 2020:
Commercial and Specialty Vehicles Deliveries – by geographic region:

(units in thousands)	2021	2020	% Change
France	24.6	20.2	21.8%
Germany & Switzerland	18.1	16.1	12.4%
U.K.	7.6	5.3	43.4%
Italy	27.9	18.1	54.1%
Iberia (Spain & Portugal)	10.2	7.5	36.0%
Rest of Europe	31.6	23.0	37.4%
Europe	120.0	90.2	33.0%
South America	22.4	13.0	72.3%
Rest of World	18.8	15.0	25.3%
Total Sales	161.2	118.2	36.4%

Commercial and Specialty Vehicles Deliveries– by product:

(units in thousands)	2021	2020	% Change
Medium & Heavy	47.8	33.5	42.7%
Light	101.6	72.3	40.5%
Buses	9.1	9.5	(4.2)%
Specialty vehicles**	2.7	2.9	(6.9)%
Total	161.2	118.2	36.4%
(**) Defense and firefighting vehicles
Adjusted EBIT
Adjusted EBIT was $282 million in 2021 (an increase of $391 million compared to 2020). The improvement was driven by higher volumes and positive price realization, partially offset by increased raw material costs, freight costs, and rework costs due to components shortages. SG&A costs increase was driven by higher variable compensation, while R&D spend returned to more normal levels from the lows of the prior year. Adjusted EBIT margin was 2.3%.
Powertrain
Net Sales
Powertrain net sales were $4,419 million in 2021, an increase of 21.8% (up 17.8% on a constant currency basis) compared to 2020, mainly due to higher volumes. Sales to external customers accounted for 41% of total net sales (52% in 2020).
During 2021, Powertrain sold approximately 538,300 engines, an increase of 12% compared to 2020. In terms of customers, 32% of engines were supplied to Commercial and Specialty Vehicles, 17% to Agriculture, 6% to Construction and the remaining 45% to external customers (units sold to third parties were down 16% compared to 2020). Additionally, Powertrain delivered approximately 67,900 transmissions and 192,500 axles, an increase of 36% and 38%, respectively, compared to 2020.
Adjusted EBIT
Adjusted EBIT was $256 million in 2021 (up $23 million compared to 2020). The increase was mainly due to favorable volume and mix in the first half of 2021, almost offset by unfavorable raw material costs, higher freight costs due to logistics constraints, and higher SG&A costs and R&D spend returned to a pre-pandemic levels, and lower absorption of fixed cost in the second half of the year due to certain third party sales discontinuation. Adjusted EBIT margin was 5.8% in 2021.
Financial Services Performance
Finance, Interest and Other Income
Financial Services reported revenues of $1,870 million in 2021, up 2.6% compared to 2020 (up 1.5% on a constant currency basis) primarily due to higher used equipment sales and higher average portfolios in Europe, South America and Rest of Word, partially offset by lower average portfolio in North America due to a reduction in wholesale financing. Retail loan and lease originations were up 14.5% reflecting higher Industrial Activities sales.
Net Income
For the year ended December 31, 2021, net income was $420 million, a $171 million increase compared to 2020, primarily due to lower risks cost due to improved market outlook, improved pricing in North America, higher recoveries on used equipment sales, and higher average portfolio.
In 2021, retail loan originations (including unconsolidated joint ventures) were $11.4 billion, up $1.4 billion compared to 2020. The managed portfolio (including unconsolidated joint ventures) was $26.7 billion as of December 31, 2021 (of which retail was 67% and wholesale 33%), relatively flat compared to December 31, 2020. Excluding the impact of currency translation, the managed portfolio increased by $1.2 billion compared to 2020.
At December 31, 2021, the receivable balance greater than 30 days past-due as a percentage of receivables was 1.7% (2.1% as of December 31, 2020).

Reconciliation of Adjusted EBIT to Net Income (Loss)

The following table includes the reconciliation of Adjusted EBIT for Industrial Activities to net income, the most comparable U.S. GAAP financial measure.

	Years Ended December 31,
	2021	2020	2019
	(in millions)
Agriculture	$1,810	$880	$897
Construction	90	(184)	51
Commercial and Specialty Vehicles	282	(109)	224
Powertrain	256	233	363
Unallocated items, eliminations and other	(324)	(268)	(145)
Total Adjusted EBIT of Industrial Activities	$2,114	$552	$1,390
Financial Services Net Income	420	249	361
Financial Services Income Taxes	125	83	120
Interest expense of Industrial Activities, net of interest income and eliminations	(235)	(244)	(282)
Foreign exchange gains (losses), net of Industrial Activities	(51)	(45)	(56)
Finance and non-service component of Pension and other post-employment benefit cost of Industrial Activities(1)	141	(14)	(58)
Restructuring expense of Industrial Activities	(74)	(49)	(105)
Goodwill impairment charge	—	(585)	—
Other discrete items of Industrial Activities(2)	(200)	(569)	(187)
Nikola investment fair value adjustment	(138)	134	—
Income (loss) before taxes	$2,102	$(488)	$1,183
Income tax benefit (expense)	(342)	50	271
Net income (loss)	$1,760	$(438)	$1,454
(1) In the years ended December 31, 2021, 2020 and 2019, this item includes the pre-tax gain of $119 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from 2018 modification of a healthcare plan in the U.S. In the year ended December 31, 2021, this item also includes a pre-tax gain of $5 million as a result of the amortization over 4 years of the $101 million positive impact from 2021 modifications of a healthcare plan in the U.S. which occurred in the fourth quarter of 2021. In the years ended December 31, 2020, and 2019 this item also included a pre-tax non-cash settlement charge of $124 million and $112 million, respectively, resulting from the purchase of annuity contracts to settle a portion of the outstanding U.S. pension obligations.
(2) In the year ended December 31, 2021, this item includes the pre- and after-tax gain of $42 million from the sale of the 30.1% interest in Naveco, as well as the positive impact of $13 million from the sale of investments by a joint venture accounted for under the equity method. This item also includes $187 million separation and transaction costs in connection with the spin-off of the Iveco Group Business (the Demerger), a charge of $57 million for transaction costs related to the acquisition of Raven Industries, Inc., as well as a gain of $12 million for a fair value adjustment of Monarch Tractor investment and a loss of $25 million due to the valuation at their recoverable amount of certain assets classified as held for sale. In the year ended December 31, 2020, this item mainly includes impairment of intangible and other long-lived assets, asset optimization charges, and the negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions. In the year ended December 31, 2019, this item mainly included other asset optimization charges for $165 million.

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
Financial Services—The financial information captioned “Financial Services” reflects the consolidation or combination of Financial Services business.

	Statement of Operations
	Year Ended December 31, 2021				Year Ended December 31, 2020
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated	Industrial Activities(1)	Financial Services	Eliminations	Consolidated
	(in millions)
Revenues
Net sales	$31,622	$—	$—	$31,622	$24,285	$—	$—	$24,285
Finance, interest and other income(2)	70	1,870	(134)	1,806	61	1,823	(137)	1,747
Total Revenues	$31,692	$1,870	$(134)	$33,428	$24,346	$1,823	$(137)	$26,032
Costs and Expenses
Cost of goods sold	$25,951	$—	$—	$25,951	$21,327	$—	$—	$21,327
Selling, general & administrative expenses	2,240	203	—	2,443	1,849	306	—	2,155
Research and development expenses	1,236	—	—	1,236	932	—	—	932
Restructuring expenses	74	—	—	74	49	—	—	49
Interest expense(3)	305	425	(134)	596	305	510	(137)	678
Goodwill impairment charge	—	—	—	—	585	—	—	585
Other, net	420	728	—	1,148	108	703	—	811
Total Costs and Expenses	$30,226	$1,356	$(134)	$31,448	$25,155	$1,519	$(137)	$26,537
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,466	514	—	1,980	(809)	304	—	(505)
Income tax benefit (expense)	(217)	(125)	—	(342)	133	(83)	—	50
Equity income (loss) of unconsolidated subsidiaries and affiliates	91	31	—	122	(11)	28	—	17
Net income (loss)	$1,340	$420	$—	$1,760	$(687)	$249	$—	$(438)
(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company's Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) Eliminations of Financial Services' interest income earned from Industrial Activities.
(3) Eliminations of Industrial Activities' interest expense to Financial Services.

	Balance Sheets
	Year Ended December 31, 2021				Year Ended December 31, 2020
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated	Industrial Activities(1)	Financial Services	Eliminations	Consolidated
	(in millions)
ASSETS
Cash and cash equivalents	$5,190	$816	$—	$6,006	$8,017	$768	$—	$8,785
Restricted cash	146	710	—	856	99	745	—	844
Trade receivables, net(2)	361	24	(28)	357	508	23	(25)	506
Financing receivables, net(3)	1,104	19,411	(1,853)	18,662	902	19,428	(1,873)	18,457
Inventories, net	7,190	31	—	7,221	5,981	41	—	6,022
Property, plant and equipment, net	4,695	1	—	4,696	4,922	1	—	4,923
Investments in unconsolidated subsidiaries and affiliates	446	246	—	692	256	273	—	529
Equity investments	254	—	—	254	392	—	—	392
Equipment under operating leases	57	1,746	—	1,803	65	1,913	—	1,978
Goodwill	3,135	156	—	3,291	1,767	157	—	1,924
Other intangible assets, net	1,326	22	—	1,348	755	17	—	772
Deferred tax assets(4)	1,438	171	(128)	1,481	1,422	189	(160)	1,451
Derivative assets(5)	121	78	(14)	185	103	76	(19)	160
Other assets(2)	2,432	219	(87)	2,564	1,919	172	(115)	1,976
TOTAL ASSETS	$27,895	$23,631	$(2,110)	$49,416	$27,108	$23,803	$(2,192)	$48,719
LIABILITIES AND EQUITY
Debt(3)	6,163	19,435	(1,853)	23,745	8,288	19,638	(1,873)	26,053
Trade payables(2)	6,695	231	(30)	6,896	6,167	220	(30)	6,357
Deferred tax liabilities(4)	18	249	(128)	139	14	258	(160)	112
Pension, postretirement and other postemployment benefits	1,217	17	—	1,234	1,597	20	—	1,617
Derivative liability(5)	147	43	(14)	176	102	56	(19)	139
Other liabilities(2)	9,756	702	(85)	10,373	8,842	680	(110)	9,412
TOTAL LIABILITIES	$23,996	$20,677	$(2,110)	$42,563	$25,010	$20,872	$(2,192)	$43,690
Redeemable noncontrolling interest	45	—	—	45	40	—	—	40
Equity	3,854	2,954	—	6,808	2,058	2,931	—	4,989
TOTAL LIABILITIES AND EQUITY	$27,895	$23,631	$(2,110)	$49,416	$27,108	$23,803	$(2,192)	$48,719
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
(2) Eliminations of primarily receivables/payables between Industrial Activities and Financial Services.
(3) Eliminations of financing receivables/payables between Industrial Activities and Financial Services.
(4) Reclassification of deferred tax asset/liabilities in the same jurisdiction and reclassification needed for appropriate consolidated presentation.
(5) Elimination of derivative asset/liabilities between Industrial Activities and Financial Services.

	Cash Flow Statements
	Year Ended December 31, 2021				Year Ended December 31, 2020
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated	Industrial Activities(1)	Financial Services	Eliminations	Consolidated
	(in millions)
Operating activities:
Net income (loss)	$1,340	$420	$—	$1,760	$(687)	$249	$—	$(438)
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	608	3	—	611	627	3	—	630
Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	271	266	—	537	284	258	—	542
(Gain) loss from disposal of assets	(43)	(1)	—	(44)	7	—	—	7
Loss on repurchase of Notes	8	—	—	8	—	—	—	—
Undistributed income (loss) of unconsolidated subsidiaries(2)	303	(31)	(314)	(42)	195	(28)	(152)	15
Goodwill impairment charge	—	—	—	—	585	—	—	585
Other non-cash items	278	45	—	323	418	152	—	570
Changes in operating assets and liabilities:
Provisions	157	22	—	179	(92)	51	—	(41)
Deferred income taxes	(216)	(23)	—	(239)	(229)	(35)	—	(264)
Trade and financing receivables related to sales, net(3)	160	78	7	245	(102)	1,240	5	1,143
Inventories, net	(1,268)	497	—	(771)	1,440	461	—	1,901
Trade payables(3)	756	11	(4)	763	353	30	(5)	378
Other assets and liabilities(3)	753	2	(3)	752	516	(15)	—	501
Net cash provided by operating activities	$3,107	$1,289	$(314)	$4,082	$3,315	$2,366	$(152)	$5,529
Investing activities:
Additions to retail receivables	—	(5,370)	—	(5,370)	—	(4,471)	—	(4,471)
Collections of retail receivables	—	4,388	—	4,388	—	3,995	—	3,995
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	18	—	—	18	3	—	—	3
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and sold under buy-back commitments	(706)	(8)	—	(714)	(481)	(3)	—	(484)
Expenditures for assets under operating lease and assets sold under buy-back commitments	(728)	(591)	—	(1,319)	(687)	(679)	—	(1,366)
Other(4)	(2,454)	435	15	(2,004)	(532)	90	15	(427)
Net cash used in investing activities	$(3,870)	$(1,146)	$15	$(5,001)	$(1,697)	$(1,068)	$15	$(2,750)
Financing activities:
Proceeds from long-term debt	66	11,381	—	11,447	1,531	10,476	—	12,007
Payments of long-term debt	(1,413)	(11,277)	—	(12,690)	(140)	(10,372)	—	(10,512)
Net increase (decrease) in other financial liabilities	(110)	96	—	(14)	180	(1,008)	—	(828)
Dividends paid(2)	(188)	(314)	314	(188)	(8)	(152)	152	(8)
Other(4)	—	15	(15)	—	—	15	(15)	—
Net cash provided by (used in) financing activities	$(1,645)	$(99)	$299	$(1,445)	$1,563	$(1,041)	$137	$659
Effect of foreign exchange rate changes on cash and cash equivalents	(372)	(31)	—	(403)	408	10	—	418
Increase (decrease) in cash and cash equivalents and restricted cash	$(2,780)	$13	$—	$(2,767)	$3,589	$267	$—	$3,856
Cash and cash equivalents and restricted cash, beginning of year	8,116	1,513	—	9,629	4,527	1,246	—	5,773
Cash and cash equivalents and restricted cash, end of year	$5,336	$1,526	$—	$6,862	$8,116	$1,513	$—	$9,629
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
(4) This item includes the elimination of paid in capital from Industrial Activities to Financial Services.

2020 Compared to 2019
The comparison of the 2020 results with the 2019 results can be found in “Item 5. Operating and Financial Review and Prospects” section of CNH Industrial's Annual Report on Form 20-F for the fiscal year ended December 31, 2020.
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
The total allowance for credit losses at December 31, 2021 and 2020 was $508 million and $555 million, respectively. Management’s ongoing evaluation of the adequacy of the allowance for credit losses takes into consideration historical loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of underlying collateral and current and future economic conditions.
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
Goodwill and indefinite-lived other intangible assets are tested for impairment at least annually. In 2021, we performed our annual impairment review as of December 31 and concluded that there was no impairment. We evaluate events and changes in circumstances to determine if additional testing may be required.
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
Realization of the residual values is dependent on our future ability to market the assets under then-prevailing market conditions. We continually evaluate whether events and circumstances have occurred which impact the estimated residual values of the assets on operating leases. The used vehicle market was carefully monitored throughout 2021 to ensure that write-downs were properly determined; however, additional write-downs may be required if market conditions should deteriorate further.
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
Pension and Other Postemployment Benefits
As more fully described in “Note 12: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2021, we sponsor pension, healthcare and other postemployment plans in various countries. We actuarially determine the costs and obligations relating to such plans using several statistical and judgmental factors. These assumptions include discount rates, rates for expected returns on plan assets, rates for compensation increases, mortality rates, retirement rates, and healthcare cost trend rates, as determined by us within certain guidelines. To the extent actual experiences differ from our assumptions or our assumptions change, we may experience gains and losses that we have not yet recognized in our consolidated statements of operations but would be recognized in equity. For our pension and postemployment benefit plans, we recognize net gain or loss as a component of defined benefit plan cost for the year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of (1) the projected benefit obligation or (2) the fair market value of the plan assets at year end. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of active employees, and by the average life expectancy for inactive employees expected to receive benefits under the plan.
CNH Industrial reviews annually the mortality assumptions and demographic characteristics of its U.S. pension and healthcare plans participants. Subsequent to the Benefits Modification to the US Healthcare plan on April 16, 2018, the Company decided to change the base mortality table for the US Healthcare plan from the variants of blue-collar tables of RPH-2014 (with MP-2014 removed) to a no-collar variant. In addition, in 2018, CNH Industrial adopted the MP-2018 mortality improvement scale, which better reflected the actual recent experience over the previous mortality improvement scales.
In October 2019, the SOA issued an updated mortality base table ("Pri-2012") as well as an updated mortality improvement scale (“MP-2019”). In 2019, the Company adopted the variant of blue-collar tables of the Pri-2012 for the US pension plans and the no collar variant of the PriH-2012 for the US healthcare plans, including the new survivor mortality as well as MP-2019 mortality improvement scale. The adoption of the new mortality assumptions resulted in a total decrease of $14 million to the Company's benefit obligation at December 31, 2019, of which $11 million and $3 million were related to pension plans and healthcare plans, respectively.
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
In 2021, the Company adopted the updated mortality improvement scale issued by the SOA ("MP-2021"). The adoption of the new mortality assumptions resulted in a total increase of $1.3 million to the Company’s benefit obligations at December 31, 2021, of which $0.5 million and $0.8 million were related to pension plans and healthcare plans, respectively.

The following table shows the effects of a one percentage-point change in our primary actuarial assumptions on pension, healthcare and other postemployment benefit obligations and expense for the Off Highway and On Highway business together:

	2022 Benefit Cost		Year End Benefit Obligation
	One Percentage-Point Increase	One Percentage-Point Decrease	One Percentage-Point Increase	One Percentage-Point Decrease
	(in millions)
Pension benefits:
Assumed discount rate	$(3)	$5	$(314)	$396
Expected long-term rate of return on plan assets	$(18)	$18	$—	$—
Healthcare benefits:
Assumed discount rate	$—	$1	$(18)	$22
Assumed health care cost trend rate (initial and ultimate)	$—	$—	$17	$(15)
Other benefits:
Assumed discount rate	$1	$—	$(37)	$43
The following table shows the effects of a one percentage-point change in our primary actuarial assumptions on pension, healthcare and other postemployment benefit obligations and expense for the Off Highway business:

	2022 Benefit Cost		Year End Benefit Obligation
	One Percentage-Point Increase	One Percentage-Point Decrease	One Percentage-Point Increase	One Percentage-Point Decrease
	(in millions)
Pension benefits:
Assumed discount rate	$(2)	$4	$(235)	$296
Expected long-term rate of return on plan assets	$(15)	$15	$—	$—
Healthcare benefits:
Assumed discount rate	$—	$—	$(17)	$20
Assumed health care cost trend rate (initial and ultimate)	$—	$—	$17	$(15)
Other benefits:
Assumed discount rate	$—	$—	$(10)	$12
Realization of Deferred Tax Assets
At December 31, 2021, we had net deferred tax asset on temporary differences, including tax attributes, of $2.1 billion, of which $0.8 billion are not recognized in the financial statements. The corresponding totals at December 31, 2020, were $2.3 billion and $0.9 billion, respectively.
We have recognized deferred tax assets we believe are more likely than not to be realized. The determination to record a valuation allowance requires significant judgement and is based on an assessment of positive and negative evidence, whereby objectively verifiable evidence takes precedence over other forms of evidence. In our assessments, we consider actual and forecasted results, the potential to carryback net operating losses and credits, the future reversal of certain taxable temporary differences, and tax planning strategies. We also consider risk factors, including, but not limited to, the economic conditions in the countries and, in some cases, regions in which we have significant operations as those conditions would generally impact our ability to generate taxable income in specific jurisdictions.
During the fourth quarter of 2021, we recognized substantially all the deferred tax assets related to our agricultural and construction equipment operations in Brazil, following the reorganization of the formerly fully-intergrated businesses in the fourth quarter of 2021 in that jurisdiction in preparation for the spin-off of Iveco Group, resulting in a $161 million non-cash tax benefit, as those operations had consistently returned to sustained profitability in recent years, with that trend anticipated to continue for the foreseeable future. In addition, during 2021 multiple of our primary European jurisdictions returned to pre-tax profitability, which represented a substantial improvement in results as compared to 2020. Accordingly, the Company also concluded it was appropriate to continue recognizing its deferred tax assets related to those jurisdictions.

Contingent Liabilities
We are the subject of legal proceedings and indirect tax issues covering a range of matters, which are pending in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the final outcome of such matters. The cases and claims against us often raise difficult and complex factual and legal issues, which are subject to many uncertainties, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction and the differences in applicable law. In the normal course of business, we consult with legal counsel and certain other experts on matters related to litigation, taxes and other similar contingent liabilities. We accrue a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. In the event an adverse outcome is probable, but an estimate is not determinable or is possible, the matter is disclosed.
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
Cash Flow Analysis
For the year ended December 31, 2021, consolidated cash, cash equivalents and restricted cash decreased by $2,767 million, primarily due to cash outflow of $2.2 billion for the acquisition of 100% interest in Raven Industries, Inc., bond debt repayment of $1.7 billion (including $0.4 billion of notes repurchase), dividends paid of $0.2 billion, and $0.4 billion in translation exchange differences, partially offset by free cash flow from Industrial Activities of $1.8 billion.
At December 31, 2021, Cash and cash equivalents and Restricted cash were $6,006 million ($8,785 million at December 31, 2020) and $856 million ($844 million at December 31, 2020), respectively. Undrawn medium-term unsecured committed facilities were $5,224 million ($6,148 million at December 31, 2020) and other current financial assets were $63 million ($94 million at December 31, 2020). At December 31, 2021, the aggregate of Cash and cash equivalents, Restricted cash, undrawn committed facilities and other current financial assets, which we consider to constitute our principal liquid assets (or "available liquidity"), totaled $12,149 million ($15,871 million at December 31, 2020).
The following table summarizes the changes to cash flows from operating, investing, and financing activities for each of the years ended December 31, 2021, 2020, and 2019.

	2021	2020	2019
	(in millions)
Cash provided by (used in):
Operating activities	$4,082	$5,529	$1,826
Investing activities	(5,001)	(2,750)	(1,987)
Financing activities	(1,445)	659	206
Translation exchange differences	(403)	418	(75)
Net increase (decrease) in cash and cash equivalents	$(2,767)	$3,856	$(30)
Net Cash from Operating Activities
Cash provided by operating activities in 2021 totaled $4,082 million and comprised the following elements:
•$1,760 million net income;
•plus $1,148 million in non-cash charges for depreciation and amortization ($611 million excluding assets sold with buy back commitments and equipment on operating leases)
•plus change in provisions of $179 million
•plus $323 million in Other non-cash items primarily due to the remeasurement at fair value of the investment in Nikola Corporation, share based payments, write downs of assets under operating leases, and assets sold under buyback commitments
•plus $989 million change in working capital.

In 2020, cash provided by operating activities during the year was $5,529 million primarily as a result of an increase of $3,923 million related to working capital improvements due to cash preservation measures, $1,172 million in non-cash charges for depreciation, $585 million in non-cash goodwill impairment and $570 million in Other non-cash items primarily due to asset impairment and optimization changes offset by $134 million for the remeasurement of fair value of the investment in Nikola Corporation.
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
Net Cash from Investing Activities
In 2021, cash used in investing activities was $5,001 million. Expenditures included assets under operating leases and assets sold under buyback commitment ($1,319 million), expenditures for Property, Plant, and Equipment and intangible assets ($714 million), net additions to retail receivables ($982 million), the cash out of $2,246 million for the acquisition of the 100% interest in Raven Industries, Inc., and $86 million to acquire 90% interest in Sampierana. The increase in cash used by investing activities is primarily due to the acquisitions in 2021.
In 2020, cash used in investing activities totaled $2,750 million. Expenditures included assets under operating leases and assets sold under buyback commitment ($1,366 million), expenditures for Property, Plant, and Equipment and intangible assets ($484 million) and net additions to retail receivables ($476 million). The increase in cash used in investing activities was primarily due to additions, net of collections, to retail receivables of $550 million.
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
The following table summarizes our investments in tangible assets by segment and investments in intangible assets for each of the years ended December 31, 2021, 2020, and, 2019:

	2021	2020	2019
	(in millions)
Agriculture	$209	$112	$164
Construction	36	25	32
Commercial and Specialty Vehicles	170	135	226
Powertrain	112	83	90
Total Industrial Activities in tangible assets	$527	$355	$512
Industrial Activities investments in intangible assets	179	126	121
Total Industrial Activities capital expenditures	$706	$481	$633
Financial Services investments in tangible assets	—	—	—
Financial Services investments in intangible assets	8	3	4
Total Capital expenditures	$714	$484	$637
We incurred these capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and increase capacity, and for maintenance and engineering. Capital expenditures were higher than 2020 as expenditures returned to more normal levels from the pandemic-affected low levels experienced last year.

Net Cash from Financing Activities
In 2021, cash used by financing activities totaled $1,445 million, primarily due to net payments on long-term debt and dividends paid. The increase in net cash used in financing activities in 2021 was primarily due to changes in debt and financial liabilities and dividends paid in 2021.
In 2020, cash provided in financing activities totaled $659 million, primarily due to an increase in other financial liabilities partially offset by net payments on long-term debt. The increase in cash provided by financing activities was primarily due to an increase in other financial liabilities and no dividends paid in 2020.

In 2019, cash used in financing activities totaled $206 million, mainly attributable to a net increase in third party debt (net of repurchase of notes), partially offset by dividend payments to shareholders and common share repurchases.
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
On January 4, 2022 Fitch Ratings raised its Long-Term Issuer Default Rating ("IDR") on CNH Industrial N.V. to ‘BBB+’ from ‘BBB-’. Fitch also upgraded CNH Industrial Finance Europe S.A.’s senior unsecured rating to ‘BBB+’ from ‘BBB-’. The Outlook is Stable. On January 7, 2022 Fitch has upgraded the Long-Term IDRs and senior unsecured debt ratings of CNH Industrial Capital LLC (CNHI Capital) and CNH Industrial Capital Canada Ltd. (CNH Canada) to ‘BBB+’ from ‘BBB-’. The Rating Outlook is Stable. Fitch has also upgraded CNHI Capital's Short-Term IDR and commercial paper ratings to ‘F2’ from ‘F3’. On February 25, 2022, Moody's upgraded the senior unsecured ratings of CNH Industrial N.V. and its supported subsidiaries including CNH Industrial Capital LLC, CNH Industrial Finance Europe S.A., CNH Industrial Capital Australia Pty. Limited and CNH Industrial Capital Canada Ltd. to Baa2 from Baa3. The Rating Outlook is stable.The Company's long-term credit ratings remained unchanged at ‘BBB’ from Standard & Poor's with stable outlook.
Current ratings for the Group are as follows:

	CNH Industrial N.V.(1)			CNH Industrial Capital LLC
	Long Term	Short Term	Outlook	Long Term	Short Term	Outlook
S&P	BBB	A-2	Stable	BBB	A-2	Stable
Fitch	BBB+	-	Stable	BBB+	F2	Stable
Moody’s	Baa2	-	Stable	Baa2	-	Stable
(1)     Includes treasury subsidiary, CNH Industrial Finance Europe S.A.
The Company’s debt is investment grade, which the Company believes will allow it to access funding at better rates.
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
Consolidated Debt
As of December 31, 2021, and 2020, our consolidated Debt was as detailed in the table below:

	Consolidated		Industrial Activities		Financial Services
	2021	2020	2021	2020	2021	2020
	(in millions)
Total Debt	$23,745	$26,053	$6,163	$8,288	$19,435	$19,638
We believe that Net Cash (Debt) (a non-GAAP financial measure as defined in the section "Alternative performance measures" (or "Non-GAAP financial measures") above) is a useful analytical metric for measuring our effective borrowing requirements. We provide a separate analysis of Net Cash (Debt) for Industrial Activities and Net Cash (Debt) for Financial Services to reflect the different cash flow management practices in the two activities. Industrial Activities reflects the consolidation of all majority-owned subsidiaries, including those performing centralized treasury activities, except for Financial Services. Financial Services reflects the consolidation of the Financial Services’ businesses. The calculation of Net Cash (Debt) has of December 31, 2021 and 2020 and the reconciliation of Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, to Net Debt/Cash, are shown below:

	Consolidated		Industrial Activities		Financial Services
	2021	2020	2021	2020	2021	2020
	(in millions)
Third party (debt)	$(23,745)	$(26,053)	$(5,365)	$(7,271)	$(18,380)	$(18,782)
Intersegment notes payable	—	—	(798)	(1,017)	(1,055)	(856)
Total Debt *	$(23,745)	$(26,053)	$(6,163)	$(8,288)	$(19,435)	$(19,638)
Less:
Cash and cash equivalents	6,006	8,785	5,190	8,017	816	768
Restricted cash	856	844	146	99	710	745
Intersegment notes receivables	—	—	1,055	856	798	1,017
Other current financial assets **	63	94	63	94	—	—
Derivatives hedging debt	(3)	8	(3)	8	—	—
Net Cash (Debt)***	$(16,823)	$(16,322)	$288	$786	$(17,111)	$(17,108)
(*)    Total (Debt) of Industrial Activities includes Intersegment notes payable to Financial Services of $798 million and $1,017 million at December 31, 2021 and 2020, respectively. Total (Debt) of Financial Services includes Intersegment notes payable to Industrial Activities of $1,055 million and $856 million at December 31, 2021 and 2020, respectively.
(**)    This item includes short-term deposits and investments toward high-credit rating counterparties.
(***)    The net intersegment receivable/(payable) balance owed by Financial Services relating to Industrial Activities was $(257) million and $161 million as of December 31, 2021 and 2020, respectively.
Excluding positive exchange rate differences effect of $912 million, Net Debt at December 31, 2021 increased by $1,412 million compared to December 31, 2020, mainly due to cash out of $2,246 million for the acquisition of the 100% interest in Raven Industries, Inc., and $86 million to acquire 90% interest in Sampierana, $188 million for dividends, higher Financial Services portfolio of $982 million, partially offset by strong Free Cash Flow of Industrial Activities and by positive cash flow from Operating Activities of Financial Services.

The following table shows the change in Net Cash (Debt) of Industrial Activities for 2021 and 2020:

($ million)	2021	2020
Net Cash (Debt) of Industrial Activities at beginning of year	$786	$(854)
Adjusted EBIT of Industrial Activities	2,114	552
Depreciation and amortization	608	627
Depreciation of assets under operating leases and assets sold with buy-back commitments	271	284
Cash interest and taxes	(559)	(233)
Changes in provisions and similar(1)	94	(445)
Change in working capital	(58)	1,828
Operating cash flow of Industrial Activities	2,470	2,613
Investments in property, plant and equipment, and intangible assets(2)	(706)	(481)
Other changes	(13)	(206)
Free Cash Flow of Industrial Activities	1,751	1,926
Capital increases and dividends	(188)	(8)
Currency translation differences and other(3)	(2,061)	(278)
Change in Net Cash (Debt) of Industrial Activities	(498)	1,640
Net Cash (Debt) of Industrial Activities at end of year	$288	$786
(1) Including other cash flow items related to operating lease and buy-back activities.
(2) Excluding assets sold under buy-back commitments and assets under operating leases.
(3) In the year ended December 31, 2021, this item includes the cash out of $2,246 million for the acquisition of the 100% interest in Raven and $86 million for the acquisition of the 90% interest in Sampierana, as well as the charge of $8 million related to the repurchase of Notes.
For the year ended December 31, 2021, the Free Cash Flow of Industrial Activities was a $1,751 million primarily due to the strong performance of the segments, partially offset by an increase in working capital exacerbated by supply chain disruptions in the latter part of the year.
The reconciliation of Free Cash Flow of Industrial Activities to Net cash provided by (used in) Operating Activities, the U.S. GAAP financial measure that we believe to be most directly comparable, for the years ended December 31, 2020 and 2019, is shown below:

(in millions)	2021	2020
Net cash provided by (used in) Operating Activities	$4,082	$5,529
Less: Cash flows from Operating Activities of Financial Services net of Eliminations	(975)	(2,214)
Change in derivatives hedging debt of Industrial Activities	91	(15)
Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities	(728)	(687)
Operating cash flow of Industrial Activities	2,470	2,613
Investments in property plant and equipment, and intangible assets of Industrial Activities	(706)	(481)
Other changes (1)	(13)	(206)
Free Cash Flow of Industrial Activities	$1,751	$1,926
(1) This item primarily includes change in financial receivables and capital increases in intersegment investments.
The non-GAAP financial measures (Net Cash (Debt) and Free Cash Flow of Industrial Activities), as defined in section “Non-GAAP financial measures" above, used in this section, should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP. In addition, this non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.
Industrial Activities
Capital Markets
At December 31, 2021, we had an aggregate amount of $8.5 billion in bonds outstanding, of which $5.2 billion was issued by Industrial Activities.

The capital markets debt of Industrial Activities mainly related to notes issued under the Euro Medium Term Note Programme (and the notes issued under its predecessor, the Global Medium Term Notes Programme), and senior unsecured debt securities issued by CNH Industrial N.V. described below.
Euro Medium Term Note (EMTN) Programme. We have a medium-term note programme allowing for the placement of debt securities up to a total authorized amount of €10 billion ($12 billion). At December 31, 2021, €3,644 million ($4,127 million) was outstanding under the programme, all such debt having been issued by CNH Industrial Finance Europe S.A. and guaranteed by CNH Industrial N.V.
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
The notes issued under the EMTN (and its predecessor the Global Medium Term Notes Programme) as well as the CNH Industrial N.V. Senior Notes impose covenants and other obligations on CNH Industrial N.V. as issuer and, in certain cases, as guarantor and CNH Industrial Finance Europe S.A. as issuer, including: (i) a negative pledge provision which requires that, if any security interest over assets of the issuer or the guarantor is granted in connection with debt that is, or is capable of being, listed or any guarantee is granted in connection with such debt, such security or guarantee must be equally and ratably extended to the outstanding notes; (ii) a status (or pari passu) covenant, under which the notes rank and will rank pari passu with all other present and future outstanding unsubordinated and unsecured obligations of the issuer and/or the guarantor (subject to mandatorily preferred obligations under applicable laws); (iii) an events of default provision setting out certain customary events (such as cross defaults, insolvency related events, etc.) the occurrence of which entitles the holders of the outstanding notes to accelerate the repayment of the notes; (iv) change of control provisions which, when combined with a rating downgrade of CNH Industrial N.V., grant the note holders the right to require immediate repayment of the notes; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these obligations may require the early repayment of the notes. At December 31, 2021, CNH Industrial was in compliance with the covenants of the notes issued under the EMTN (and its predecessor the Global Medium Term Notes Programme) and the CNH Industrial N.V. Senior Notes.
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
Bank Debt
At December 31, 2021, Industrial Activities available committed unsecured facilities expiring after twelve months amounted to $4.5 billion ($5.3 billion at December 31, 2020).
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
CNH Industrial N.V. has guaranteed any borrowings under the revolving credit facility with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.). At December 31, 2021, CNH Industrial was in compliance with the covenants of the Revolving Credit Facility.

Financial Services
Total Debt of Financial Services was $19.4 billion at December 31, 2021, compared to $19.6 billion at December 31, 2020.
Bank Debt
At December 31, 2021, Financial Services' available committed, unsecured facilities expiring after twelve months amounted to $0.7 billion ($0.8 billion at December 31, 2020).
Asset-Backed Financing
At December 31, 2021, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $3.9 billion ($3.9 billion at December 31, 2020), of which $2.8 billion was utilized at December 31, 2021 ($3.7 billion at December 31, 2020).
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
At December 31, 2021, our receivables from financing activities included receivables sold and financed through both ABS and factoring transactions of $12.5 billion ($13.2 billion at December 31, 2020), which do not meet derecognition requirements and therefore are recorded on our consolidated statement of financial position. These receivables are recognized as such in our financial statements even though they have been legally sold; a corresponding financial liability is recorded in the consolidated statement of financial position as debt (see "Note 4: Receivables").
Capital Markets
On July 2, 2020, CNH Industrial Capital LLC issued $600 million of 1.950% notes due in 2023 at an issue price of 99.370% of their principal amount.
In August 2020, CNH Industrial Capital Argentina completed its first public offering for $31 million of notes due in 2023 and for ARS701 million ($8 million) due in 2021.
On October 6, 2020, CNH Industrial Capital LLC issued $500 million of 1.875% notes due in 2026 at an issue price of 99.761% of their principal amount.
In May 2021, CNH Industrial Capital LLC issued $600 million of 1.45% notes due in 2026 at an issue price of 99.208% of their principal amount.
In July 2021, CNH Industrial Capital Australia Pty. Limited issued AUD200 million of 1.75% notes due in 2024 at an issue price of 99.863% of their principal amount.
In September 2021, CNH Industrial Capital Australia Pty. Limited issued AUD50 million of 1.750% notes due in 2024 at an issue price of 101.069% of their principal amount. This issue is a private placement.
In September 2021, CNH Industrial Capital Canada Ltd issued CAD$300 million of 1.500% notes due in 2024 at an issue price of 99.936% of their principal amount.
Commercial Paper Programs
With the purpose of further diversifying its funding structure, CNH Industrial has established various commercial paper programs. CNH Industrial Financial Services S.A. in Europe issued commercial paper under a program which had an amount of $83 million outstanding at December 31, 2021 ($112 million at December 31, 2020).
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
For more information on our outstanding indebtedness, see “Note 10: Debt” to our consolidated financial statements for the year ended December 31, 2021.
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
We believe that funds available under our current liquidity facilities, those realized under existing and planned asset-backed securitization programs and issuances of debt securities and those expected from ordinary course refinancing of existing credit facilities, together with cash provided by operating activities, will allow us to satisfy our debt service requirements for the coming year. At December 31, 2021, we had available committed, unsecured facilities expiring after twelve months of $5.2 billion ($6.1 billion at December 31, 2020).
Financial Services securitized debt is repaid with the cash generated by the underlying amortizing receivables. Accordingly, additional liquidity is not normally necessary for the repayment of such debt. Financial Services has traditionally relied upon the term ABS market and committed asset-backed facilities as a primary source of funding and liquidity. At December 31, 2021, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $3.9 billion ($3.9 billion at December 31, 2020), of which $2.8 billion at December 31, 2021 ($3.7 billion at December 31, 2020) were utilized.
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
At December 31, 2021 and 2020, the difference between the present value of the pension plan obligations and the fair value of the related plan assets was a deficit of $602 million and $852 million, respectively. In 2021, we contributed $52 million to the plan assets and made direct benefit payments of $25 million for our pension plans. Our expected total contribution to pension plan assets and direct benefit payments is estimated to be $93 million for 2022, of which $67 million and $26 million of the direct benefit payments relate to Off Highway and On Highway businesses, respectively.
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
At December 31, 2021 and 2020, the difference between the present value of the healthcare plan obligations and the fair value of the related plan assets was a deficit of $159 million and $273 million, respectively. In 2021, we did not contribute to the plan assets and made direct benefit payments for healthcare plans of $20 million and we expect to make direct benefit payments of $16 million in 2022, of which $15 million and $1 million of the direct benefit payments relate to Off Highway and On Highway businesses, respectively.
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
At December 31, 2021 and 2020, the present value of the obligation for other postemployment benefits amounted to $416 million and $455 million, respectively.
In 2021, we made direct benefit payments of $33 million for other postemployment benefits and expect to make direct benefit payments of $32 million in 2022, of which $8 million and 24 million of the direct benefit payments relate to Off Highway and On Highway businesses, respectively.
For further information on pension and other postemployment benefits, see “Note 12: Employee Benefit Plans and Postretirement Benefits” to our consolidated financial statements for the year ended December 31, 2021.
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
R&D activities involved approximately 6,100 employees at 59 sites around the world during 2021, of which 30 sites and 29 sites represent the Off Highway business and On Highway business, respectively.
We own a significant number of patents, trade secrets, licenses and trademarks related to our products and services, and that number is expected to grow as our R&D activities continue. At December 31, 2021, we had 14,647 active granted patents, (in addition to 3,935 pending applications). We file patent applications in Europe, the U.S. and in other jurisdictions around the world to protect technology and improvements considered important to the business. Certain trademarks contribute to our identity and the recognition of our products and services and are an integral part of our business, and their loss could have a material adverse effect on us.
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
D. Trend Information
For changes in financial condition and results of operations between fiscal years ended December 31, 2021 and December 31, 2020 see “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”
E. Off-Balance Sheet Arrangements
We use certain off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including financial guarantees. Our arrangements are described in more detail below. For additional information, see “Note 14: Commitments and Contingencies” to our consolidated financial statements for the year ended December 31, 2021.
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
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees in the interest of non-consolidated affiliates totaling $527 million as of December 31, 2021.
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2021:

	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(in millions)
Contractual Obligations(1)
Debt obligations(2)
Bonds	$8,464	$680	$3,416	$2,516	$1,852
Borrowings from banks	2,814	1,705	784	236	89
Asset-backed financing	11,055	6,917	2,963	1,137	38
Other debt	1,412	760	539	82	31
Operating lease obligations	455	130	150	88	87
Purchase obligations	1,302	624	601	70	7
Total	$25,502	$10,816	$8,453	$4,129	$2,104

(1)Reserves for uncertain tax positions are not included within this table as the timing and ultimate uncertainty of settlement with the relevant taxing authorities is not known.
(2)Amounts presented exclude the related interest expense that will be paid when due. The table above does not include obligations for pensions, post-retirement benefits and health care plans. Our best estimate of expected contributions including direct benefit payment to be made by us in 2022 to pension plans, healthcare plans and other postemployment plans is $93 million, $16 million and $32 million, respectively, of which $67 million, $15 million, and $8 million relates to the Off Highway business pension plans, healthcare plans and other postemployment plans, respectively. Potential outflows in the years after 2021 are subject to a number of uncertainties, including future asset performance and changes in assumptions, and therefore we are unable to make sufficiently reliable estimates of future contributions beyond 2021.
Debt Obligations
For information on our debt obligations, see “Capital Resources” above and “Note 10: Debt” to our consolidated financial statements for the year ended December 31, 2021. The amount reported as debt obligations in the table above consists of our bonds, borrowings from banks, asset-backed financing and other debt which reconciles in total to the amount in the December 31, 2021 consolidated balance sheet.
Operating Lease Obligations
Our operating leases consist mainly of leases for commercial and industrial properties used in carrying out our businesses. The amounts reported above under “Operating Lease Obligations” include the minimal rental and payment commitments due under such leases.
Purchase Obligations
Our purchase obligations at December 31, 2021, included the following:
•the repurchase price guaranteed to certain customers on sales with a buy-back commitment which is included in the line item “Other liabilities” in our consolidated balance sheets in an aggregate amount of $1,146 million; and
•commitments to purchase tangible fixed assets, largely in connection with planned capital expenditures, in an aggregate amount of approximately $156 million.
G. Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
This Annual Report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this presentation including competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. Forward looking statements also include statements regarding the future performance of CNH Industrial and its subsidiaries on a standalone basis. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the continued uncertainties related to the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers; supply chain disruptions, including delays caused by mandated shutdowns, industry capacity constraints, material availability, and global logistics delays and constraints; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation of the Iveco Group announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; security breaches, cybersecurity attacks, technology failures, and other disruptions to the information technology infrastructure of CNH Industrial and its suppliers and dealers; security breaches with respect to our products;

our pension plans and other post-employment obligations; further developments of the COVID-19 pandemic on our operations, supply chains, distribution network, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including other pandemics, terrorist attacks in Europe and elsewhere; our ability to realize the anticipated benefits from our business initiatives as part of our strategic plan; our failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures, strategic alliances or divestitures and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing. Reconciliations of non-GAAP measures to the most directly comparable GAAP measure are included in this presentation, which is available on our website at www.cnhindustrial.com.
Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside CNH Industrial’s control. CNH Industrial expressly disclaims any intention or obligation to provide, update or revise any forward-looking statements in this announcement to reflect any change in expectations or any change in events, conditions or circumstances on which these forward-looking statements are based.
Further information concerning CNH Industrial, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).
Item 6.    Directors, Senior Management and Employees
A. Directors and Senior Management
The Board of Directors consists of nine directors. Our executive directors were elected on April 15, 2021 at the annual general meeting of shareholders. The non-executive directors, other than Ms. Catia Bastioli and Ms. Åsa Tamsons, were also elected at the Company’s annual general meeting of shareholders held on April 15, 2021. Ms. Catia Bastioli and Ms, Åsa Tamsons were elected at an extraordinary general meeting of shareholders held on December 23, 2021. The term of office of the current Board of Directors expires on April 13, 2022 (the scheduled date of the next AGM) at which time our shareholders will elect a new Board of Directors for a term of approximately one year.

As of March 1, 2022, our directors and certain senior managers are as set forth below:

Name	Position with CNH Industrial
Catia Bastioli	Director, Member of the Environmental, Social and Governance Committee, Member of the Human Capital and Compensation Committee
Howard W. Buffett	Director, Member of the Environmental, Social and Governance Committee, Member of the Human Capital and Compensation Committee
Suzanne Heywood	Executive Director, Chair
Léo W. Houle	Senior Non-Executive Director, Chairperson of the Human Capital and Compensation Committee, Member of the Environmental, Social and Governance Committee
John Lanaway	Director, Chairperson of the Audit Committee
Alessandro Nasi	Director, Chairperson of the Environmental, Social and Governance Committee, Member of the Human Capital and Compensation Committee
Vagn Sørensen	Director, Member of the Audit Committee
Åsa Tamsons	Director, Member of the Audit Committee
Scott W. Wine	Executive Director, Chief Executive Officer
Kevin Barr	Chief Human Resources Officer
Brad Crews	President, North America
Carlo De Bernardi	Senior Vice President of Internal Audit
Vilmar Fistarol	President, Latin America
Parag Garg	Chief Digital Officer
Oddone Incisa	Chief Financial Officer; President, Financial Services
Marc Kermisch	Chief Information Officer; ad interim Chief Technology and Quality Officer
Michele Lombardi	Senior Vice President of Corporate Development
Kelly Manley	Chief Diversity & Inclusion, Sustainability and Transformation Officer
Scott Moran	Chief CNH Industrial Business System Officer
Derek Neilson	President, Agriculture
Laura Overall	Senior Vice President of Communications
Stefano Pampalone	President, Construction
Roberto Russo	Chief Legal and Compliance Officer
Carlo Alberto Sisto	President, Europe, Middle East & Africa
Tom Verbaeten	Chief Supply Chain Officer
Chun Woytera	President, Asia Pacific
•Suzanne Heywood, Chair (Executive-Director)
Suzanne Heywood became a Managing Director of Exor in 2016. Prior to that she worked at McKinsey & Company which she joined as an associate in 1997 and left as a Senior Partner (Director) in 2016. Suzanne co-led McKinsey's global service line on organization design for several years and also worked extensively on strategic issues with clients across different sectors. She has published a book, “Reorg,” and multiple articles on these topics and has also acted as a visiting lecturer at Tsinghua University in Beijing. Suzanne started her career in the U.K. Government as a Civil Servant in the U.K. Treasury. At the Treasury she worked as Private Secretary to the Financial Secretary (who is responsible for all direct taxation issues) as well as leading thinking on the Government's privatization policy and supporting the Chancellor in his negotiations at ECOFIN (the meeting of European Finance Ministers) in Brussels. Prior to that she studied science at Oxford University (BA) and then at Cambridge University (PhD). Lady Heywood is Chair of Iveco Group N.V., and Shang Xia. She is also a non-executive director of Juventus, Louboutin and The Economist, Deputy Chair of the Royal Opera House and a director of the Royal Academy of Arts Trust. She grew up sailing around the world for ten years on a yacht with her family recreating Captain James Cook's third voyage around the world. Born in 1969, British citizenship. Date of first appointment: April 15, 2016.
•Scott W. Wine, Chief Executive Officer (Executive-Director)
Scott W. Wine is the Chief Executive Officer of CNH Industrial and an executive director on the Company's Board of Directors. Leading a workforce of over 35,000 across the globe, Mr. Wine assumes complete accountability for the

Company's results, whilst ensuring it delivers them in accordance with the highest ethical standards. His focus is on best supporting CNH Industrial's dealers and customers through a diverse and inclusive workforce, industry leading technology, exceptional safety and quality, and unmatched innovation. Mr. Wine has an exceptional track record as a proven leader, with both considerable international experience across a variety of industries, and extensive mergers and acquisitions expertise in the U.S., Europe and Asia. Prior to joining CNH Industrial in 2021, he was Chairman and CEO of Polaris Inc., a manufacturer of off-road vehicles, electric cars, motorcycles, snowmobiles and boats. He joined Polaris in 2008 as Chief Executive Officer and was named Chairman in 2013. In 2007, Mr. Wine joined UTC Fire and Security, a subsidiary of United Technologies Corporation, as President of Fire Safety America. From 2003 to 2007 he held positions of increasing importance across a range of Danaher Corporation companies, serving as President of Jacobs Vehicle Systems, a commercial truck braking systems manufacturer, from 2003 until 2006, when he became President of The VeederRoot Co., a manufacturer of fuel-tank measuring equipment. In 1996 Mr. Wine joined Allied Signal Corp, a US aerospace, automotive and engineering company. Following its 1999 acquisition of Honeywell, in 2001 Wine assumed the role of Managing Director of Honeywell Aerospace GmbH, based in Germany, before being appointed Vice President of the European Engine Services Division. From 1989 to 1996 he served as a supply officer in the United States Navy. Mr. Wine holds an MBA from the University of Maryland and a bachelor's degree from the United States Naval Academy. He serves on the Boards of US Bancorp and the U.S. Naval Academy Foundation. Born in 1967, he holds American citizenship. Date of first appointment: April 15, 2021.
•Catia Bastioli, Director (Non-Executive Director—independent), Member of the Environmental, Social, and Governance Committee, Member of the Human Capital and Compensation Committee
Catia Bastioli is the CEO of Novamont, an international leader in the bioplastics sector and in the development of biochemicals. Ms. Bastioli joined Novamont in 1991, initially as its technical director, before being appointed general manager and subsequently CEO. During her tenure as CEO she has transformed Novamont from a research center into a reference company in the field of Circular Bioeconomy. Ms. Bastioli started her career at Montedison, Italy's largest chemical group, helping found the Fertec Research Center for renewable raw materials, with Fertec merging with Novamont in 1991. Ms. Bastioli has been a member of European Union High Level Groups on climate change, the environment and renewable raw materials – such as the High-Level Panel on Decarbonization Pathways Initiative and the Mission Board on Soil Health and Food. She is the first inventor of about 80 patent families in the sector of biopolymers and transformation processes of renewable raw materials, and was named European Inventor of the Year in 2007 for her inventions related to starch-based bioplastics between 1991-2001. Ms. Bastioli served as the President of Terna S.p.A., the first grid operator for electricity transmission in Europe, from 2014 – 2020, is a former Board Member of the charitable Fondazione Cariplo, is the CEO of the Italian Cluster of Circular Bioeconomy SPRING and is the President of the Kyoto Club Association – a non-profit organization which raises awareness about the importance of the green and circular economy in order to reach the goals of the Paris Agreement. Ms. Bastioli attended the University of Perugia in Italy and obtained a Master's degree in Chemistry and a Master from the Business Management School Luigi Bocconi University in Milan, Italy. She was also granted an Honorary Doctoral Degree in Civil, Chemical, Environmental and Materials Engineering by “Alma Mater Studiorum” University of Bologna, Italy (2019), a Honoris Causa Degree in Business Economics by University of Foggia, Italy (2018), a Honoris Causa Degree in Materials Engineering by University of Palermo, Italy (2016) and a Honoris Causa Degree in Industrial Chemistry by the University of Genoa, Italy (2008). In 2017 she was given the honorary title of Knighthood “Cavaliere del Lavoro” by the President of the Italian Republic Sergio Mattarella. Born in 1957, Italian citizenship. Date of first appointment: December 23, 2021.
•Howard W. Buffett, Director (Non-Executive Director—independent), Member of the Environmental, Social, and Governance Committee, Member of the Human Capital and Compensation Committee
Howard W. Buffett was appointed Director of CNH Industrial in April 2020. He is a Professor at Columbia University's School of International and Public Affairs in New York, U.S.A., with research focused on ESG, sustainability, and impact measurement and management. He also serves on the Advisory Committee on Socially Responsible Investing, which advises the University's $14 billion endowment on social and environmental investment policies. Previously he was a Professor of Practice at the College of Agricultural Sciences and Natural Resources at the University of Nebraska-Lincoln, U.S.A. Earlier in his career, Howard W. Buffett was the Executive Director of the Howard G. Buffett Foundation. He also held a variety of roles in the U.S. government, including in the U.S. Department of Defense, where he oversaw economic stabilization and redevelopment programs in Iraq and Afghanistan. For his work in Afghanistan, he received the Joint Civilian Service Commendation Award. Howard W. Buffett also served as Policy Advisor for the White House Domestic Policy Council and in the Office of the Secretary at the U.S. Department of Agriculture. Howard W. Buffett serves on several Corporate Boards and Advisory Boards including Toyota Motor North America, Inari Agriculture, REEF Technology, S2G Ventures, and State Book International. He chairs the Advisory Council for Harvard University's International Negotiation Program and serves on several nonprofit Advisory Boards, including the Daugherty Water for Food Global Institute, the Learning by Giving Foundation, and the Chicago Council on Global Affair's Center on Global

Food and Agriculture Panel of Advisors. Howard W. Buffett is also a former Term Member of the Council on Foreign Relations. A New York Times bestselling author, Howard W. Buffett holds a Bachelor of Science in Communications Science and Political Science from Northwestern University, U.S.A., a Master's in Public Policy and Administration in Advanced Management and Finance from Columbia University, U.S.A., and executive education certificates from Harvard Business School, U.S.A. Born in 1983, U.S. citizenship. Date of first appointment: April 16, 2020.
•Léo W. Houle, Director (Senior Non-Executive Director—independent), Chairperson of the Human Capital and Compensation Committee, Member of the Environmental, Social, and Governance Committee
Mr. Houle was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial. On September 6, 2011, Mr. Houle was appointed to the Board of Directors of Chrysler Group LLC now known as FCA US LLC until June 2016 when all public debt of the company was repaid and its public listing ceased. Mr. Houle was Chief Talent Officer of BCE Inc. and Bell Canada, Canada’s largest communications company, from June 2001 until his retirement in July 2008. Prior to joining BCE and Bell Canada, Mr. Houle was Senior Vice-President, Corporate Human Resources of Algroup Ltd., a Swiss-based diversified industrial company. From 1966 to 1987, Mr. Houle held various managerial positions with the Bank of Montreal, the last of which was Senior Manager, Human Resources, Administration Centers. In 1987, Mr. Houle joined the Lawson Mardon Group Limited and served as Group Vice-President, Human Resources until 1994 when Algroup Ltd. acquired Lawson Mardon Group at which time he was appointed Head of Human Resources for the packaging division of Algroup and in 1997 Head of Corporate Human Resources of Algroup, Ltd. Mr. Houle completed his studies at the College Saint Jean in Edmonton, attended the Executive Development Program in Human Resources at the University of Western Ontario in 1987 and holds the designation of Certified Human Resources Professional (CHRP) from the Province of Ontario. Born in 1947, Canadian citizenship. Date of first appointment: September 29, 2013.
•John Lanaway, Director (Non-Executive Director—independent), Chairperson of the Audit Committee
Mr. Lanaway was elected a director of CNH Industrial N.V. in September 2013. Mr. Lanaway previously served as a director of CNH Global N.V. from 2006 to 2013. On September 6, 2011, Mr. Lanaway was appointed to the Board of Directors of Chrysler Group LLC now known as FCA US LLC until June 2016 when all public debt of the company was repaid and its public listing ceased. His work and academic background includes: 2011–Present, independent consultant; 2007-2011, Executive Vice President and Chief Financial Officer, North America at McCann Erickson; 2001-2007, various positions of increasing responsibility at Ogilvy North America, finally as Senior Vice President and Chief Financial Officer; 1999-2001, Chief Financial Officer and Senior Vice President at Geac Computer Corporation Limited; 1997-1999, Chief Financial Officer at Algorithmics Incorporated; 1995-1997, Senior Vice President and Chief Financial Officer at Spar Aerospace; 1993-1994, Sector Vice President, Labels North America at Lawson Mardon Group Limited; 1989-1993, Group Vice President and Chief Financial Officer at Lawson Mardon Group Limited; 1988-1989, General Manager at Lawson Mardon Graphics; 1985-1988, Vice President, Financial Reporting and Control at Lawson Mardon Group Limited; 1980-1985, Client Service Partner at Deloitte; and 1971-1980 Student-Staff Accountant-Supervisor-Manager at Deloitte. Mr. Lanaway graduated from the Institute of Chartered Accountants of Ontario, C.A. and has a Bachelor of Arts degree from the University of Toronto. Born in 1950, American, Canadian and British citizenship. Date of first appointment: September 29, 2013.
•Alessandro Nasi, Director (Non-Executive Director), Chairperson of the Environmental, Social, and Governance Committee, Member of the Human Capital and Compensation Committee
Alessandro Nasi started his career as a financial analyst in several banks, gaining experience at Europlus Asset Management, a division of UniCredit in Dublin, Ireland, PricewaterhouseCoopers in Turin, Italy, Merrill Lynch and JP Morgan in New York, USA. He also worked as an Associate in the Private Equity Division of JP Morgan Partners in New York, USA. Mr. Nasi joined the Fiat Group in 2005 as manager of Corporate and Business Development, heading the APAC division and supporting Fiat Group sectors in Asia Pacific. In 2007, Mr. Nasi was appointed Vice President of Business Development and a member of the Steering Committee of Fiat Powertrain Technologies. In 2008, he joined CNH in the role of Senior Vice President of Business Development and from 2009 to 2011 he also served as Senior Vice President of Network Development. In January 2011, he was also appointed Secretary of the Industrial Executive Council of Fiat Industrial, continuing in the role of Executive Coordinator to the successor Group Executive Council of CNH Industrial until January 2019. In 2013 he was appointed President Specialty Vehicles, a role he held until January 2019. Mr. Nasi is a Director of Giovanni Agnelli B.V., Vice Chairman of the Board of Directors of EXOR N.V., Chairman of Comau, Director at Iveco Group N.V., Chairman of Iveco Defence (an affiliate of Iveco Group) and Chairman of Astra (an affiliate of Iveco Group). Since November 2019, he is a member of the Advisory Board of the Lego Brand Group. In June 2020 he was appointed Non-Executive, Independent Director of GVS S.p.A. Mr. Nasi obtained a degree in Economics from the University of Turin. Born in 1974, Italian citizenship. Date of first appointment: April 12, 2019.

•Vagn Sørensen, Director (Non-Executive Director—independent), Member of the Audit Committee
Vagn Sørensen was appointed Director of CNH Industrial in April 2020. He has spent the majority of his executive career in the aviation industry. After a 17-year career with Scandinavian Airlines, where he held the position of deputy CEO, from 2001 to 2006 he served as the CEO of Austrian Airlines. Following this, he has pursued a career as an Independent Director, primarily in the leisure, hotel and aviation sectors. His appointments, however, also encompass additional sectors including software development, telecommunications and heavy machinery. Mr. Sørensen can draw on some 20 years’ experience in private equity, primarily gained with EQT. Mr. Sørensen is currently Chairman of F L Smidth, Air Canada, and Scandlines. He serves as an Independent Director on the Board of Royal Caribbean Cruises. He also sits on the Boards of Parques Reunidos, VFS Global and is a member of the Board of Trustees of the Rock’n Roll Forever Foundation. Mr. Sørensen has previously been the Chairman of British Midland Airways, Scandic Hotels Group, Automic Software, Bureau van Dijk, KMD and Flying Tiger Copenhagen. He was a Member of the Supervisory Board of Lufthansa Cargo, Deputy Chairman of DFDS, Chairman of the Association of European Airlines, a Member of the Board of the International Air Transport Association (IATA) and was Chairman of TDC A/S, the Danish incumbent telecommunications operator. Mr. Sørensen attended the Aarhus Business School in Denmark, and obtained a Master of Science degree in Economics and Business Administration. Born in 1959, Danish citizenship. Date of first appointment: April 16, 2020.
•Åsa Tamsons, Director (Non-Executive Director—independent), Member of the Audit Committee
Åsa Tamsons is a Senior Vice President and Head of Business Area Technologies and New Businesses at Ericsson, where she is also a member of the Company's Executive Team. Ms. Tamsons primary focus is on driving growth in new business areas targeting the enterprise market and creating new revenue streams for Ericsson, with emphasis on SaaS and software centric connectivity offerings. The objective is to help the Company's customers, and the broader enterprise market, realize the full potential of 5G, IoT and future technologies. Ms. Tamsons drives a business portfolio encompassing commercialization and licensing of Ericsson's 57,000+ patents, Cradlepoint – the US-based market leader in Wireless WAN Edge solutions for the enterprise market, Ericsson's global IoT platform business, its Private Network business with products used by industry companies and the public safety sector, as well as the new Small-Medium Business Solutions focusing on connectivity offerings to the SMB market, and a number of other emerging businesses in incubation stage through the innovation hub Ericsson ONE. The business portfolio also includes the global number portability leader, iconectiv, as well as the fully owned subsidiary RedBee Media, where Ms. Tamsons serves on the board. Previously, between 2018-2020, Ms. Tamsons was also responsible for Ericsson's Group Strategy, M&A and Corporate Venture Capital investments. Ms. Tamsons joined Ericsson as a Partner from McKinsey where between 2006-2017 she served tech, telecom and industrial companies around the world. She has worked across the world and during her career has been based in Stockholm, Paris, Singapore, San Francisco and Sao Paulo. Ms. Tamsons holds a Master of Science in Business Administration from the Stockholm School of Economics in Sweden. Born in 1981, Swedish citizenship. Date of first appointment: December 23, 2021.
•Kevin Barr, Chief Human Resources Officer
Kevin Barr is the Chief Human Resources Officer at CNH Industrial. He is responsible for leading the global HR organization to support the Company's strategic direction, overseeing HR operations across the Global Business Units, Corporate Regions, Business & Corporate Staff Functions, Talent Management, Organization Development, Industrial Relations and Compensation & Benefits. Mr. Barr has some four decades of experience in human resources, in roles of increasing importance across a range of industries and geographies, including financial services, information services, consumer products and manufacturing, with extensive experience in mergers and acquisition. Prior to joining CNH Industrial, Kevin Barr was a practicing executive and leadership career coach. From 2000 – 2019, Mr. Barr was the Chief Human Resources Officer and Senior Vice President of Terex Corporation, managing a workforce that expanded four-fold during this time. In 1998 he was appointed Chief Human Resources Officer and Vice President at Database Technologies (DBT), the then fastest-growing Internet-based US company providing online investigative information services to businesses, law enforcement agencies and consumers. In 1995 he joined Nabisco Inc., an American manufacturer of consumer snacks, as Vice President Human Resources for the Asia Pacific region, based in Singapore. During his tenure he oversaw the construction of three greenfield factories in China and Indonesia, as well as being involved in global brand launches. In 1990 he joined Dun & Bradstreet Corporation, a US provider of commercial data, analytics, and insights for businesses, and in 1992 was appointed Vice President Human Resources for its Asia-Pacific, Latin American and Canadian operations. Kevin Barr started his career with The Chase Manhattan Bank, now J.P. Morgan Chase, in 1981, assuming roles of increasing importance, and in 1988 was named Vice President, Human Resources for the Automotive Finance Division. Kevin Barr holds a Bachelor of Science degree in Industrial and Labor Relations from Cornell University, in the United States.

•Brad Crews, President, North America
Brad Crews is President of North America at CNH Industrial. He is responsible for spearheading growth in this competitive region, comprising the United States, Canada and Mexico. In support of the Global Business Units (Agriculture, Construction and Financial Services), he ensures that the corporate region has the resources, capacity and capability to succeed locally and deliver for its customers. Mr. Crews has an over 25-year career at CNH Industrial and its legacy company CNH Global. Prior to first heading the North America corporate region, he oversaw its Agriculture business for two years. In addition to this role, he returned from early retirement in 2019 to serve as the Global Brand President of the Company's Case IH and STEYR brands until late 2021. Prior to this, Mr. Crews served as Chief Operating Officer for the NAFTA region from 2014 – 2017. He also served as President, Agricultural Equipment Products Segment from 2015-2017. With the formation of CNH Industrial in 2012, Mr. Crews served as Chief Quality Officer with responsibility for Quality and Product Support. In 2009, he was appointed as Senior Vice President of Product Quality and Technical Support. In 2006, he became Vice President of North American Agricultural Manufacturing. From 2002-2005, he served as Plant Manager of the New Holland, Pennsylvania (U.S.) site. In 2000, he was appointed Director of Industrial Operations for Crop Production Global Product Line. Mr. Crews first joined the former CNH company Case Corporation from General Motors in 1994 as a Reliability Specialist, bringing with him diverse experience in facilities, reliability engineering, product management and product development. Brad Crews holds a Bachelor of Science degree in Engineering from the University of Illinois, a master's degree in Engineering from the University of Michigan and a master's degree in Management from Rensselaer Polytechnic Institute, in the United States.
•Carlo De Bernardi, Senior Vice President of Internal Audit
Carlo De Bernardi is a seasoned professional in the world of corporate audit, with over 30 years of international experience directly dedicated to CNH Industrial and its legacy companies. As Senior Vice President of Internal Audit at CNH Industrial, he provides an independent and objective evaluation of the Company's internal controls to ensure it exceeds the highest ethical standards and effectively manages risk. Before being promoted to Senior Vice President and joining the company's Senior Leadership Team, Mr. De Bernardi served as Vice President of Internal Audit for CNH Industrial since its establishment, resulting from the merger of Fiat Industrial and CNH Global in 2013. Prior to that, he held Vice President positions in both Fiat Industrial – as Vice President of Internal Audit and Chief Compliance Officer from 2011 – and in CNH America LLC – as Vice President of Internal Audit from 2004. Before first joining the US-based CNH America in 2000, Mr. De Bernardi was Director of Internal Audit at New Holland N.V., headquartered in the United Kingdom. He began his career as a junior auditor in Fiat Group (then Fiat Revi) in 1984, progressing to roles of increasing responsibility in the Internal Audit function for the New Holland brand business. Mr. De Bernardi earned a bachelor's degree in Business from The University of Turin, Italy; received a Certification in Risk Management Assurance (CRMA); and holds a Certified Internal Auditor (CIA) designation.
•Vilmar Fistarol, President, Latin America
Vilmar Fistarol is the President of CNH Industrial Latin America. He is charged with driving growth in the corporate region and ensuring it has the resources, capacity and capability to execute the Company's business targets in support of its Global Business Units (Agriculture, Construction, Financial Services). Mr. Fistarol has overseen this geographic area for some nine years with the Company, first assuming the role of Chief Operating Officer for the LATAM region in 2013. Before joining CNH Industrial, he was Global Head of Group Purchasing for Fiat Chrysler and a member of the Group's Executive Council. From 2010 – 2011 he served in dual role as Director of Human Resources for Fiat Group Automobiles Latin America and Executive Vice President of Fiat Group Automobiles Argentina. Mr. Fistarol was appointed President and CEO of Teksid (Fiat Group Foundry NAFTA and Mercosul) in January 2008. From 2005 to 2007, he was Vice President of Purchasing for Fiat in Latin America. From 2001 to 2005, during the GM-Fiat Worldwide Purchasing joint venture, he was the Vice President for Purchasing Operations Fiat Latin America and Vice President of Powertrain and Metallic Purchasing for Latin America, Africa and the Middle East. Mr. Fistarol first joined Fiat Group in 1991, serving in roles of increasing importance within the Purchasing Division, including Director of Fiat Auto Argentina Purchasing, Purchasing Director of Fiat Auto Metallic Italy and Director of Purchasing for GM-Fiat Powertrain Europe. Before moving to Fiat Group, Mr. Fistarol gained 10 years of experience covering various roles with the Brazilian agricultural machinery manufacturer Agrale. He started his career in the Metallurgical Division of Abramo Eberle casting in 1978. Vilmar Fistarol holds an MBA from FDC/INSEAD in France; an MBA from the FDC/Kellogg School of Management, in the United States; a bachelor's degree in Business Administration from the University of Caxias do Sul, in Brazil; and a technical certification in metallurgy from the Technical School Tupy, in Brazil.

•Parag Garg, Chief Digital Officer
Parag Garg is the Chief Digital Officer at CNH Industrial. He is tasked with enriching the precision and digital capabilities of the Company's product portfolio to continuously deliver greater value to customers. Garg has over 20 years of experience in digital products, technology and strategy, gained in roles of increasing importance across a range of sectors including consumer products, telecommunications, online retail and technology companies, together with experience in establishing successful digital technology start-ups. Parag Garg first joined CNH Industrial in his current role in 2021, becoming a member of the Company's Senior Leadership Team. He previously served as Vice President Product and Technology at T-Mobile for some three years, where he was responsible for product management and engineering for the consumer wireless business for all network, value added services, Consumer Internet of Things (IoT) and Partner Products. In 2014 Garg joined Sears Holdings, the parent company of the American retailers Kmart and Sears, as Vice President and General Manager, Connected Solutions. During his tenure he led the Connected Home and Internet of Things Product and Strategy and established the Sears Seattle Tech Office. In 2013, he was appointed as Executive Technology Advisor to Paul Allen, the American business magnate, investor and philanthropist, responsible for supporting Mr. Allen's personal and professional interests including investments, museums, sports teams and more. From 2011 – 2013 Parag Garg served as Product Architect, Digital Products Group at Amazon, where he established the Amazon Fire TV platform, developed product opportunities for the Digital Products Group and held mergers and acquisitions responsibilities that led to the formation of the Alexa team. In 2006 he joined Microsoft Corporation, assuming roles of increasing importance, and was responsible for products such as Microsoft Automotive, Windows Embedded, and the XBOX Platform. Parag Garg started his career by establishing Airwave Communications as its CEO and Lead Engineer in 1999. Focused on manufacturing telematics, video integration and electronics for automotive applications, the Company's products were commercialized for BMW and Porsche and distributed worldwide. Parag Garg holds a Bachelor of Arts degree in Business Management and Entrepreneurship from the University of Minnesota, in the United States. He has registered more than 20 US patents across a range of companies and industries.
•Oddone Incisa, Chief Financial Officer and President, Financial Services
Oddone Incisa della Rocchetta is the Chief Financial Officer and President of Financial Services at CNH Industrial. In this dual-role Mr. Incisa is responsible for all of the Company's financial activities, both corporate and commercial, and the global finance organization, which includes accounting, financial planning & analysis, tax, investor relations, treasury and enterprise risk management. Mr. Incisa's career with CNH Industrial and its sister-company, the former Fiat Group (now Stellantis), spans over two decades working across Europe, North America and South America. He has assumed roles of increasing seniority connected to Finance and Commercial Lending. He was first appointed Chief Financial Officer of CNH Industrial in March 2020. This was in addition to his existing role as President Financial Services, a position he has held since January 2013. Prior to this, Mr. Incisa held the position of Chief Executive Officer and General Manager at FGA Capital (now FCA Bank) from 2011 to 2013. In 2008, he was nominated Chief Financial Officer of CNH Capital North America, the Company's financing arm in the United States. Prior to that appointment he served as Head of Financial Planning & Analysis of Fidis Retail and FGA Capital for five years. From 2001 – 2003, he was Chief Financial Officer of Banco Fiat, the automaker's consumer lending unit in Brazil. Mr. Incisa started his career with Fiat Group in car financing for the German market in 1997. Oddone Incisa holds a bachelor's degree in Economics, cum laude, from the University of Turin, in Italy and a master's degree in Management from the ESCP Business School, earned across its Paris, France; Oxford, United Kingdom; and Berlin, Germany campuses.
•Marc Kermisch, Chief Information Officer, ad interim Chief Technology & Quality Officer
Marc Kermisch is Chief Information Officer at CNH Industrial. Under his leadership, the Company's Information Technology (IT) organization is focused on securely transforming, developing and running digital solutions that enhance value for its customers and dealers. Mr. Kermisch has over 20 years of experience in technology organizations, in roles of increasing importance across a range of industries, including retail, financial services, software, start-ups, manufacturing, healthcare and professional services. He has extensive experience in building technology organizations and driving operational efficiencies. Marc Kermisch first joined CNH Industrial in 2021 in his current role, also becoming a member of the Company's Senior Leadership Team. Prior to this, Mr. Kermisch held a one-year tenure as Senior Vice President and Chief Technology Officer at OptumRx, a $90B pharmacy benefits management division of United Health Group. From 2019 – 2020, he served as Executive Vice President and Chief Information Officer at Bluestem Brands Inc., a direct to consumer and financial services company, where he led the transformation of its core eCommerce and mobile platforms. For five years, Mr. Kermisch was Vice President and Chief Information & Innovation Officer for Red Wing Shoe Company where he led the shift to consumer and dealer centricity through technology. Previously, Mr. Kermisch has assumed roles of increasing seniority in the field of IT with Xcel Energy, Target Corporation and The Hartford. Marc Kermisch started his career with Imaginet, a web development services company in 1997 as a programmer. Marc Kermisch holds a Bachelor of Arts degree in English from the University of Wisconsin-Madison, in the United States. He serves on the Board of Directors of Salo LLC, a US-based talent firm, and Crew Car Wash, Inc, a US-based full-service car wash company.
•Michele Lombardi, Senior Vice President of Corporate Development
Michele Lombardi is the Senior Vice President of Corporate Development at CNH Industrial. He is responsible for developing and implementing the Company's long-term business strategies and in-house capabilities, tied to M&A. In this capacity, Mr. Lombardi holds Board positions in several of the independent technology companies in which CNH Industrial has invested (Augmenta, Geoprospectors, Monarch Tractor, Zasso). Prior to this appointment, he was Head of Global Mergers and Acquisitions from 2019 – 2021. Mr. Lombardi's international assignments with the Company include: Executive Managing Director for Australia and New Zealand; Head of the Iveco brand for the Asia Pacific Region; Head of the Iveco China branch; Managing Director for CNH Industrial South East Asia & Japan. He joined CNH Industrial in 2008 as a part of the Business Development division and held roles of increasing responsibility before assuming the above-mentioned senior positions in Asia Pacific. From 2003 – 2008, Mr. Lombardi managed key M&A transactions in Fiat Group's Business Development operations. The foundation of his strategic business expertise was forged during his five years with The Boston Consulting Group. He began his professional career as a Process Engineer with Pirelli. Michele Lombardi earned an MBA from INSEAD, in France; and holds a Bachelor of Science degree in Electrical Engineering & Computer Science and a Bachelor of Science in Economics, both from the Massachusetts Institute of Technology (MIT), USA.
•Kelly Manley, Chief Diversity & Inclusion, Sustainability and Transformation Officer
Kelly Manley is the Chief Diversity & Inclusion, Sustainability and Transformation Officer at CNH Industrial. In this role, she is tasked with building an inclusive culture in the Company that fosters and thrives on diversity, as well as leading Transformation efforts towards delivering the best solutions to its employees and customers. Furthermore, Ms. Manley's organization is responsible for enacting CNH Industrial's Environmental, Social and Governance (ESG) targets, ensuring the Company continues to operate to the highest standards and contributes to making the world a better place. Ms. Manley has more than 20 years of experience in people development, organizational design and employee engagement across a range of industries including manufacturing, non-profit, technology and public relations, much of which she gained through roles of increasing responsibility with Fiat Chrysler Automobiles (FCA), now Stellantis. She joined CNH Industrial in 2021 in her current role, becoming a member of the Company's Senior Leadership Team. Prior to joining CNH Industrial, Ms. Manley served as Vice President of Global Talent, Leadership & Learning, where she drove the talent strategy across the then Fiat Chrysler Automobiles (FCA) group and led a number of organizational transformations which included acting as the Talent Executive Lead for the most recent merger of FCA and PSA, forming Stellantis. Her past global HR leadership roles within the former FCA organization include Diversity & Inclusion, Talent Management, Talent Acquisition, HR Systems and Shared Services, and lead HR Business Partner roles in the Industrial, Commercial and Corporate Staffs areas. No stranger to corporate transformation, Kelly Manley joined the then DaimlerChrysler in 2005 and led the international human resources responsibilities in the separation of the two companies. Kelly Manley holds a master's degree in Industrial-Organizational Psychology from the University of Detroit Mercy and a bachelor's degree in Psychology from William Tyndale College, both in the United States. She has received accreditations from Thunderbird and the Gestalt Institute's International Organization Systems Program. Ms. Manley is a certified executive coach through the Institute for Professional Excellence in Coaching (iPEC).
•Scott Moran, Chief CNH Industrial Business System Officer
Scott Moran is the Chief CNH Industrial Business System Officer. In this role, he is charged with driving Lean implementation and strategy deployment to improve the Company's business processes and outcomes. Mr. Moran has over three decades of experience in a variety of industries, where he has led organizations to achieve breakthrough levels of performance improvement. He first joined CNH Industrial in 2021 in his current role, becoming a member of the Company's Senior Leadership Team. Prior to assuming his role in CNH Industrial, he was a Principal with NEXT LEVEL Partners LLC (NLP), a consulting firm with roots in the Danaher Business System and Toyota Production System focused on accelerating growth of revenue, profit and cash flow to a wide variety of global businesses in many industries. Before being named Principal in 2020, Mr. Moran was Vice President, Aerospace and Energy markets at NLP from 2013 and first joined as a Lean Practitioner/Sensei in 2011. From 2008 – 2010, he was the CEO of TracRac Inc., a private equity owned automotive supplier of truck and van components, where he led them through a significant financial and operational transformation, rendering the business attractive for a successful sale to a third-party. From 1994 to 2007 Mr. Moran held leadership positions of increasing responsibility with Textron Inc, in Quality, Operations, Strategic Planning, Lean/Six-Sigma and General Management in Automotive, Energy and Capital Equipment markets. Prior to joining Textron, Scott Moran worked in several automotive components manufacturing businesses in Quality and Lean Transformation roles where he was trained in Toyota Production System / Lean techniques and tools. Scott Moran holds a Bachelor of Science degree in Materials Engineering from Rensselaer Polytechnic Institute, in the United States.
•Derek Neilson, President, Agriculture
Derek Neilson is President Agriculture at CNH Industrial. He leads the Agriculture Global Business Unit, overseeing all operations, to ensure this segment best serves its customers while sustainably and profitably improving and growing this business. Mr. Neilson has over two decades of experience in CNH Industrial where he has served in roles of increasing responsibility across its Agriculture business, corporate region and manufacturing. He has been a sitting member of the Senior Leadership Team for over 10 years. Derek Neilson assumed his current role in 2019. Prior to this, he served as the Company's ad interim Chief Executive Officer for three quarters of 2018. Alongside this designation, Mr. Neilson continued in his role as Chief Operating Officer for the EMEA region (appointed in 2015) and President of the Commercial Vehicles Products Segment. From 2012 to 2015 he served as Chief Manufacturing Officer, building upon his existing role as Global Head of Agricultural Manufacturing (appointed in 2010). Prior to assuming global responsibility, Mr. Neilson was Vice President of Agricultural Manufacturing in Europe for three years. He began his career with CNH Industrial (then CNH Global) in 1999 at the Company's tractor plant in Basildon, United Kingdom, last serving as Plant Manager before moving to international assignments. Derek Neilson holds a BTEC Diploma in Mechanical and Production Engineering.
•Laura Overall, Senior Vice President of Communications
Laura Overall is Senior Vice President of Communications at CNH Industrial. She is tasked with showcasing the Company's progress by overseeing global corporate communications, internal communications, digital and corporate events. Prior to this appointment, she was the global Corporate Communications Manager for seven years, based out of the Company's headquarters in the United Kingdom where she played a key part in crafting and developing the CNH Industrial identity following the merger of Fiat Industrial and CNH Global. Part of Ms. Overall's agricultural expertise comes from her time as a European Commercial Trainer for New Holland Agriculture. She first joined the former CNH Global in 2009 as a corporate communications specialist at its then European headquarters in Turin, Italy. Ms. Overall began her professional career in the UK press office of luxury automaker Maserati in 2007. Ms. Overall holds a bachelor's degree in Foreign Languages from Durham University and a Post Graduate Certificate in Secondary Education from Anglia Ruskin University, both located in the United Kingdom.
•Stefano Pampalone, President, Construction
Stefano Pampalone is President Construction at CNH Industrial. He leads this segment's Global Business Unit to attain its strategic and operational targets, all in the service of delivering value to end customers. In this role, Mr. Pampalone has full oversight of product portfolio and development, manufacturing, parts & service and regional operations, in coordination with the corporate regions. Mr. Pampalone's career with CNH Industrial spans over two decades, where he counts significant experience in directing international high growth and emerging markets. He assumed his current role in 2019, in which he continues to sit on the Company's Senior Leadership Team, which he has been a part of from the establishment of CNH Industrial N.V. in 2013. Mr. Pampalone was Chief Operating Officer for the Asia Pacific region from 2013, gaining additional remit responsibility for the Middle East and Africa as General Manager until his current appointment. In order of appointment, he has served as General Manager for the then CNH Global in India, South East Asia and Japan; General Manager of the Agricultural and Construction Equipment Business in India and Pakistan; Business Director for the Agricultural Business in Africa and the Middle East; Marketing Director for Agricultural Equipment in Asia, Africa and the Middle East; and Business Manager Southern Africa and Iran for the Company's agricultural brands. Upon joining New Holland in 1998, Mr. Pampalone's career focused on overseas assignments, first gaining commercial experience in parts and whole goods in Poland, India, Africa and the Middle East. Stefano Pampalone holds an MBA from Profingest Management School (now Bologna Business School) and a bachelor's degree in Engineering from the University of Trieste, both in Italy.
•Roberto Russo, Chief Legal and Compliance Officer
Roberto Russo is the Chief Legal and Compliance Officer at CNH Industrial. He advises the governing bodies on the main legal issues and risks concerning the Company. Mr. Russo also serves as Board Secretary to the CNH Industrial Board of Directors. Before being promoted to Senior Vice President and joining the Company's Senior Leadership Team, Mr. Russo served as General Counsel of CNH Industrial from its establishment in 2013, resulting from the merger of CNH Global and Fiat Industrial. He was previously General Counsel and Board Secretary of Fiat Industrial and General Counsel of Fiat Group from 2004 to 2011, where he also served as Board Secretary until 2014. Prior to being named to these roles, he covered roles of increasing seniority within Fiat Group from his joining in 1986. Roberto Russo was admitted to the Italian Bar in 1985 and began his career as an attorney at law in a private firm in Turin, Italy. Roberto Russo holds a Master of

Laws (LLM) with Distinction in Corporate and Commercial Law from the London School of Economics and Political Science, United Kingdom; graduated summa cum laude with a Juris Doctor degree in Law from the University of Turin, Italy; and holds diplomas in Business Law, Finance, and ESG from the University of California, Berkeley School of Law, USA. Mr. Russo has served on several national Italian committees relating to European Union directives and regulations on environmental law, corporate law, antitrust, and financial markets transparency as well as on the Italian legislation committee for quasi-criminal corporate liability.
•Carlo Alberto Sisto, President, Europe, Middle East & Africa
Carlo Alberto Sisto is President EMEA at CNH Industrial, spearheading growth across the EMEA Region, which includes Europe, the Middle East, Africa, Russia, Turkey, Central Asia and Pakistan. In this role, he ensures that the region has the resources, capacity and capability to deliver success in support of the Company's Global Business Units (Agriculture, Construction and Financial Services). Mr. Sisto's career with CNH Industrial spans over two decades, during which he worked across different geographies and played a key role in advancing the Company's strategic and financial goals. Mr. Sisto helmed three of the four regional Financial Services divisions of CNH Industrial, most recently in North America before his current appointment, and previously in South America (2015 – 2019) and Asia Pacific (2013 – 2015). In South America, he also served as the region's Chief Financial Officer, Treasurer and Trade Finance Director. In Europe, he grew to roles of increasing responsibility within the areas of Finance and Financial Services, beginning his tenure in the Company as General Manager of the New Holland Agriculture Romania branch. Mr. Sisto holds a bachelor's degree in Business from Bocconi University in Italy and a diploma from the Senior Executive Program in Economics from the London Business School, United Kingdom.
•Tom Verbaeten, Chief Supply Chain Officer
Tom Verbaeten is Chief Supply Chain Officer at CNH Industrial. In this role, he leads a global team, overseeing Manufacturing, Procurement and Sales & Operations Planning, to ensure the Company's operations run as efficiently as possible to meet dealer and customer demands. Mr. Verbaeten has close to three decades of experience in Manufacturing and Supply Chain with CNH Industrial. He assumed his current role in 2019, continuing to form part of the Company's Senior Leadership Team, of which he was already a member from his previous position as Chief Manufacturing Officer from 2015 - 2018. Prior to that Mr. Verbaeten assumed responsibility for all European Agriculture and Construction Equipment manufacturing operations in Europe. Alongside these operational roles, he managed the global World Class Manufacturing activities from 2014 - 2015. He has been Plant Manager of the Company's two Belgian plants, being the Zedelgem combine harvesting plant and the Antwerp axles and transmissions plant. Mr. Verbaeten began his career in 1994 in Antwerp, covering various roles, including Production Unit Manager for both the Assembly and Machining areas. Mr. Verbaeten holds a master's degree in Engineering from the University of Leuven, Belgium.
•Chun Woytera, President, Asia Pacific
Chun Woytera is the President of CNH Industrial's Asia Pacific Region, responsible for driving growth for the Company in its constituent markets. In support of the Global Business Units (Agriculture, Construction and Financial Services), she ensures that the region has the resources, capacity and capability to deliver success. Ms. Woytera has worked across functions, acquiring a vast skillset and in-depth expertise during her over 25 years with the Company. Preceding her current appointment, she served in a dual role in the global Technology department as Strategy Lead and PMO, where she drove and developed the Company's global functional strategy and enhanced in-house capabilities to reach and satisfy its short-, mid- and long-term technology targets. From 2003 – 2017, she assumed roles of increasing responsibility within the New Holland Agriculture brand's North America operations. She began her diversified professional experience with the former CNH Global in Project Engineering and Market Development in 1997 where she was part of a team tasked with rolling out cotton harvesters in China and Central Asia. Before joining CNH, Ms. Woytera was a combine harvester engineer in her native China. Chun Woytera holds an MBA in Finance and International Business from The University of Chicago, USA and a Master of Science in Agricultural & Biosystems Engineering from The University of Arizona, USA.
There is no family relationship among any of our Directors or senior managers set forth above.

B. Compensation
Remuneration Report
Letter from the Human Capital and Compensation Committee Chair
Dear Stakeholders,
I take the opportunity in this annual Remuneration Report to share that we have both expanded the charter and changed the name of the Compensation Committee to the Human Capital and Compensation Committee (“HC & CC” or the “Committee”). All of the same executive compensation responsibilities continue with duties added to assist the Board of Directors with the periodical review of:
▪talent development/talent management and succession plans for the Senior Leadership Team;
▪the Company’s policies and initiatives related to equal employment opportunity, as well as diversity, equity, and inclusion; and
▪the Company’s programs designed to measure and improve overall employee engagement.
With this expanded charter, we emphasize the importance we place on our people to achieve our strategic goals and continue as a sustainable business. Developing talent, ensuring ready succession, strengthening an inclusive and equal opportunity working environment, and increasing employee engagement are human capital goals that are reviewed in the leadership evaluation of our Executive Directors.
Later in this report, we highlight certain initiatives during 2021 that support this addition to our Committee’s charter and the connection to compensation actions.
Through this annual Remuneration Report, our objective is to provide our stakeholders each year with clear and comprehensive disclosure of the Company’s executive compensation policies and decisions during the year with respect to our executive and non-executive directors. This year’s report provides the business context and explicitly recognizes the strong performance and resilience demonstrated after the extraordinary challenges we faced in 2020 which continued into 2021 and as well as both the organic and non-organic growth achieved, showing the clear link between performance and the executive compensation actions taken in 2021.
Executive Directors in 2021
As disclosed in last year’s report, effective January 4, 2021, Scott W. Wine joined CNH Industrial as the new Chief Executive Officer and was appointed by our shareholders as an executive director at the April 15, 2021 Annual General Meeting of the shareholders. Suzanne Heywood continued in her on-going role of an executive director and Chair of the Board.
When recruiting the new CEO in late 2020, the Company was managing tremendous change in top leadership in addition to the challenges of operating with the adverse impact of the pandemic. Following the departure of our prior CEO (and our CFO immediately thereafter) in early 2020, our Chair took on the additional role of acting CEO and served in that role for the remainder of 2020, as the sole Executive Director. It was in that context that the Chair and Committee successfully recruited a high caliber candidate for the CEO role.
Mr. Wine comes with valuable relevant experience and a proven successful track record. In his former company, he was the recipient of a very competitive pay package with highly leveraged pay elements. To attract him to CNH Industrial, the Board needed to provide a better total compensation package. This required setting both his fixed and variable pay in the upper percentile of our compensation peer group, as well as covering his forfeited 2020 variable pay (short and long-term) related to his CEO role at his prior employer.
Mr. Wine, as an experienced Chief Executive Officer, and our Chair, Lady Heywood, with her in-depth understanding of CNH Industrial and adept guidance, worked hand-in-hand to lead CNH Industrial to successfully execute its strategic objectives for 2021, most importantly the execution of the portfolio transformation, while also achieving revenue and profitability growth in all segments and regions.
CNH Industrial’s financial recovery in 2021 to levels exceeding even pre-pandemic periods demonstrates that hiring Mr. Wine and the Board`s investment decision on the CEO’s pay were sound actions.
2021 Business Context
As for most businesses globally, the impacts of the COVID-19 pandemic continued into 2021. The Senior Leadership Team continued to prioritize: (1) safeguarding the health and safety of our employees, (2) ensuring business continuity, and (3) supporting dealers, customers, suppliers, and the communities where we operate.

Our markets came back strong, in each industry and in all regions, as the world adjusted to the pandemic. CNH Industrial was well positioned to capitalize on this increased demand, and our financial results show our success, while still protecting our employees and supporting our dealers. The constant supply chain shortages and stoppages and related increased costs were extremely challenging, but our leaders and employees stepped up with creativity, ingenuity, and relentless determination to find solutions that kept operations running efficiently and effectively.
Positioned stronger for the future
While exceeding the short-term operational goals in 2021 and reaching record Adjusted Diluted Earnings Per Share results, we also achieved key strategic priorities. First and foremost, we executed the separation of the “Off-Highway” and “On-Highway” businesses. The businesses’ futures have been further strengthened by impressive product launches and strategic acquisitions and alliances. The Company completed the acquisition of Raven Industries, Inc., a precision agriculture technology company affording CNH Industrial greater digital and technology expertise for its Agriculture segment, and acquired Sampierana S.p.A., bringing key excavator innovation in-house for the Construction Equipment segment. The Commercial Vehicles segment inaugurated its joint venture manufacturing facility with US-based partner Nikola Corporation, to make electric-powered heavy trucks in Ulm, Germany. FPT Industrial continued to strengthen its marine and alternative power solutions portfolio, achieved manufacturing milestones, and expanded its distribution network for increased external revenue and profitability opportunities. The Financial Services segment continued to provide financing support to our dealers and customers.
We believe the Executive Directors’ remuneration in 2021 is consistent with the Company’s financial performance and achievements of its strategic objectives.
On behalf of my fellow members on the Human Resources and Compensation Committee, Catia Bastioli, Howard W. Buffet and Alessandro Nasi, I would like to express our appreciation for both Scott and Suzanne’s leadership and the accomplishments delivered in 2021.
With this, I present to you our 2021 Remuneration Report.
Sincerely,
Léo Houle
Chairman of the Human Resources and Compensation Committee and Senior Non-Executive Director
Remuneration Policy Available on our Website
Our Remuneration Policy is designed to competitively reward the achievement of both short-term and long-term performance goals, to help drive cultural transformation organization-wide, and to attract, motivate, and retain highly qualified senior executives who are committed to performing their roles in the long-term interest of our shareholders and other stakeholders. Within the scope of the Remuneration Policy, the remuneration of the Executive Directors is determined by the Board of Directors, at the recommendation of the Committee. This annual Remuneration Report describes how the pay programs and practices of the Executive and Non-Executive Directors were implemented in 2021, in accordance with the Remuneration Policy, which was last approved by shareholders at the 2020 Annual General Meeting (AGM). A copy of the Remuneration Policy is available on the Company’s website, www.cnhindustrial.com.
At the 2021 AGM, 73.27% of shareholders voted in favor of the Remuneration Report. To better understand the concerns of dissenting shareholders, the Company engaged with several large investors who voted against our Remuneration Report in 2020. During these discussions, we took the opportunity to clarify and explain the rationale for our 2020 remuneration actions. We found the discussions productive, and following the feedback received, this year’s report includes enhanced transparency, context and reasoning for 2021 compensation actions.
Company Highlights
The foundation of CNH Industrial’s Remuneration Policy is pay for performance. The key 2021 Company achievements, successes and developments were driven by a pay philosophy that rewards the achievement of our goals.
Successful portfolio transformation
On January 1, 2022, CNH Industrial successfully implemented the separation of Iveco Group N.V., which included its Commercial Vehicles and Specialty Vehicles business, Powertrain business and related Financial Services business from CNH Industrial N.V. (the “Demerger”).
Strategically, the Demerger allows the Iveco Group and CNH Industrial, which are differently impacted by global trends, and have different market outlooks, attractiveness, and competitive dynamics, to focus more closely on their core businesses and customers.

Furthermore, there were limited manufacturing, distribution and sales synergies between CNH Industrial and the Iveco Group. FPT will remain a key supplier to CNH Industrial through a long-term supply agreement.
Following the Demerger, there are two independent and stand-alone listed entities, each well positioned to compete with their peers. Through the support of their separate financial, human, and managerial capital, we believe all their respective businesses will be better able to realize their full potential in terms of financial performance, shareholder and broader stakeholder value generation, and sustainability commitment, minimizing to the extent strictly necessary any commingling of the business needs of Iveco Group and CNH Industrial Post-Demerger.
The Iveco Group shares started trading on Euronext Milano on January 3, 2022. The combined value of CNH Industrial and Iveco Group shares at the first day of trading was some 9.1% higher than the value of CNH Industrial shares as of November 10, 2021, the day before the publication of the prospectus of the listing of Iveco Group, demonstrating the appreciation of the equity markets for the transaction.
Highlights of our financial performance in 2021
CNH Industrial had a very strong year financially, as the positive results of the following performance indicators demonstrate:
▪Net sales of Industrial Activities of $31.6 billion ($24.3 billion in 2020; $26.1 billion in 2019), a 28% increase from 2020 and 22% from 2019 at constant currency.
▪Adjusted Net Income of $1.9 billion ($437 million in 2020 and $1.2 billion in 2019), up 330% compared to 2020 and 60% compared to 2019 as a result of strong sales and price recovery over inflationary pressures.
▪Adjusted diluted Earnings Per Share (“EPS”) up 382% year-over-year at $1.35 per share a record high ($0.28 per share in 2020 and $0.84 per share in 2019).
▪Net cash position of Industrial Activities at the end of 2021 was $0.3 billion (compared to net cash of $0.8 billion in 2020 and net debt of $0.9 billion in 2019), after reflecting the disbursement for the acquisition of 100% interest of Raven and 90% interest in Sampierana. Free cash flow of Industrial Activities of $1.8 billion remained strong (after a record $1.9 billion reported in 2020), due to strong operating performance throughout the entire year.
▪Fitch Ratings upgrading CNH Industrial's long-term credit rating by two notches to BBB+ in early January, reflecting the recent Demerger. The investment grade ratings of “BBB” from Standard & Poor’s and “Baa3” from Moody’s remained unchanged and all agencies indicate stable outlooks.
The 2021 results of the variable pay plan metrics similarly show strong company performance, overachieving the targets set. Details on the annual bonus plan results are detailed in the short term incentives section of this report.
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
Constant Currency: CNH Industrial discusses fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency to eliminate the impact of foreign exchange rate fluctuations.
Net Cash (Debt) and Net Cash (Debt) of Industrial Activities: Net Cash (Debt) is defined as total Debt plus Derivative liabilities, net of Cash and cash equivalents, Current securities, Derivative assets and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties). We provide the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable GAAP financial measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities.
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

Reconciliations of non-GAAP metrics referenced in the above list to US-GAAP metrics are identified below:
The following table provides a reconciliation of Adjusted Net Income/(Loss) and Adjusted diluted EPS under U.S. GAAP ($ million, except per share data).

		Year ended December 31
		2021	2020
Net Income (loss)		1,760	(438)
	Adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	311	1,050
	Adjustments impacting Equity in income of unconsolidated subsidiaries and affiliates (*)	(13)	24
	Adjustments impacting Income tax benefit (expense) (b)	(178)	(200)
	Adjusted net income (loss)	1,880	437
	Adjusted net income (loss) attributable to CNH Industrial N.V.	1,843	379
	Weighted average shares outstanding – diluted (million)	1,361	1,352
	Adjusted diluted EPS ($)	1.35	0.28
a.)	Adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates
	Nikola investment fair value adjustment	138	(134)
	Restructuring expenses	74	49
	Loss on repurchase of notes	8	—
	Pre-tax gain related to the 2018 modification of a healthcare plan in the U.S.	(119)	(119)
	Pre-tax gain related to the 2021 modification of a healthcare plan in the U.S.	(5)	—
	Pre-tax settlement charge related to the purchase of annuity contracts to settle a portion of U.S. pension obligations	—	125
	Goodwill impairment charge	—	585
	Other assets impairment charges	—	255
	Optimization charges on asset portfolio relating to vehicles sold under buy-back commitments	—	282
	Spin-off costs	187	8
	Gain from the sale of 30.1% interest in Naveco	(42)	—
	Transaction costs for Raven Industries, Inc. acquisition	57	—
	Monarch Tractor investment fair value adjustment	(12)	—
	Impairment of certain assets held for sale	25	—
	Total	311	1,051
b.)	Adjustments impacting Income tax benefit (expense)
	Tax effect of adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates	(7)	(106)
	Adjustments to valuation allowances against deferred tax assets	(161)	(82)
	Other	(10)	(12)
	Total	(178)	(200)
A reconciliation of Total (Debt) to Net Cash (Debt) is included at page 55.
A reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities is included at page 56.
Environmental, Social and Corporate Governance (ESG) Highlights
CNH Industrial reinforced our commitment to sustainability in 2021, creating a dedicated senior leadership position to this work and to delivering ESG results. The Company maintained its top-ranking position in the Dow Jones Sustainability Indices (DJSI) World and

Europe for the eleventh consecutive year, while also receiving a Platinum medal certification in the prestigious annual EcoVadis sustainability assessment.
To support our ESG initiatives, we also have quantifiable ESG-related performance criteria in the 2021 Company Bonus Plan performance goals, specifically CO2 Emissions % and Accident Frequency Rate metrics, which impact the variable pay for all the participants, including the CEO and our Senior Leadership Team. Details of the 2021 goals and achievements are disclosed in the short-term incentive section of this report.
The ESG targets for the annual Company Bonus Plan were chosen based on the outcome of an in-depth materiality analysis, revealing that CO2 emissions and safety are the most material aspects internally and for stakeholders.
•CNH Industrial is committed to reducing: the use of fossil fuels in favor of renewable energy sources; energy consumption through more efficient processes; and CO2 emissions by cutting energy consumption while adopting both innovative technical solutions.
•CNH Industrial’s approach to occupational health and safety is based on effective preventive and protective measures, implemented both collectively and individually, aimed at minimizing risk of injury in the workplace. CNH Industrial endeavors to ensure optimal working conditions applying principles of industrial hygiene and ergonomics to managing processes at organizational and operational level. The Company adopts the highest standards in the countries in which it operates, even where regulatory requirements are less stringent, believing this to be the best way to achieve excellence.
Diversity and Inclusion
Our Company is committed to creating a diverse and inclusive environment where all employees feel empowered, engaged, and valued. To progress towards our company’s diversity and inclusion goals, we are carrying out dedicated initiatives around the globe, such as the following:
•Increasing consistently the number of women managers, including three new into Senior Leadership Team roles in 2021.
•Providing D&I training to employees.
•All Senior Leadership Team (SLT) members and the managers reporting directly to them (over 200 employees) actively participated in several workshops on unconscious bias and inclusion, aimed at making them fully aware of the potential bias that might arise in people management processes and at enhancing their understanding and sense of inclusivity.
•A “Let’s Talk” series focused on diversity and equity and facilitated by a D&I expert was attended by 700 employees.
•In North America, CNH Industrial is a Corporate Partnership Council member of the Society of Women Engineers (SWE), an organization that empowers women to achieve their full potential in careers as engineers and leaders, highlighting the value of diversity. As a corporate member, the Company attended the SWE’s annual conference and continued to support its mission and objectives by funding programs, supporting diversity, and creating and promoting opportunities for women in engineering and technology.
•Several initiatives in Europe and South America have been implemented to foster the inclusion of employees with disabilities. Spain has renewed the commitment to support the hiring and integration of workers with physical disabilities in the manufacturing plant, while in France a dedicated training has been delivered to employees who work directly with deaf or hearing-impaired colleagues.
•In Brazil, CNH Industrial’s commitment to D&I was rewarded for the third year with the Prêmio AB Diversidade no Setor Automotivo award by Automotive Business and MHD Consultoria, in collaboration with a jury of diversity specialists. The award is given in recognition of companies whose initiatives and outcomes foster internal diversity and inclusion while also generating a positive impact on the automotive industry.
•In South America the Women that Inspire initiative has been rolled out both in Brazil and Argentina. This action is an output from a focal group organized to involve and gather input from employees. Women that Inspire aims to share the professional stories of women who are in key positions in the organization and who can inspire all professionals on their journeys.
Business Highlights
Our strong financial performance in 2021 reflected the commitment of our businesses to meet the needs of customers with innovative products launched across all segments. Additionally, strategic acquisitions strengthened our position in our industries even further. Our business segments’ product and services achievements are vital to the overall performance of CNH Industrial in 2021 and for the future. Below are some highlights during 2021.

Off-Highway Businesses
Agriculture	Construction
▪Acquisition of Raven strengthens CNH Industrial’s position in Precision Agriculture.

▪The world’s first production T6 Methane Power Tractor from New Holland Agriculture, equipped with the FPT Industrial N67 NG engine, won the title of Sustainable Tractor of the Year 2022 at the EIMA exhibition.

▪New Holland Agriculture won a 2021 AE50 Innovation Award for the BigBaler 340 High Density and launched the new T7 Heavy Duty tractor and the Speedrower PLUS Series Self-Propelled Windrowers.

▪Case IH launched New Optum AFS Connect and AFS Soil Command™ tillage prescription technology.

▪Case IH won the 2021 AE50 Innovation Award for the AFS Connect® Steiger.

▪Case IH Axial-Flow 9250 Automation combine was named 2021 Machine of the Year in Brazil.

▪Acquisition of Sampierana Group, with their broad mini and midi excavator portfolio under the Eurocomach brand, solidifies CNH Industrial’s presence in a critical market segment.

▪CASE launched the tv620b compact track loader and new CASE backhoe loader SV series.

▪Case B series compact track loaders and skid steer loaders made the Top 100 New Product List of Construction Equipment magazine.

▪CASE presented CXC-series excavators and the new generation skid steer loaders at the 2021 Changsha Construction Equipment Exhibition. The B-series skid steer loader won the "Golden Gear" Award during the event.

▪CASE SR250B skid steer loader was awarded "TOP 50 Products of China's Construction Machinery Industry 2021".

On-Highway Businesses
Commercial and Specialty Vehicles	Powertrain
▪Iveco and Nikola joint venture marks a milestone with first production of the Nikola Tre electric heavy-duty trucks at Ulm Germany plant.

▪Numerous product launches by IVECO brand:
•IVECO Driver Pal, pioneering on-board vocal driver companion
•New IVECO S-Way, the 100% connected truck takes fuel efficiency and driver-centricity to the next level
•New Daily, the smart vehicle that future-proofs the customer’s business
•New Daily Minibus, the minibus that takes passenger transport to the next level
•New IVECO T-WAY: completes the heavy range with the toughest vehicle engineered for the most extreme off-road missions

▪IVECO BUS branded CROSSWAY range reached a milestone with 50,000 units produced, becoming the world’s best-selling intercity bus.

▪Iveco S-Way NP 460 LNG version was named Sustainable Truck of the Year in 2021 by Vado e Torno Magazine.

▪FPT e-Axle is a global first: it is the only electric axle in the market suitable for heavy-duty, 6x2 or 4x2 articulated 44-ton GCW (Gross Combination Weight) trucks.

▪In China, FPT Industrial implemented the innovative Cursor 9, Cursor 11, and Cursor 13 engines that meet in advance the GBVI emission standards.

▪FPT Industrial established a new plant in Chongqing to manufacture After Treatment System (ATS), an equipment that allows our engines to meet the GBVI emission standards.

▪FPT Industrial launched a new C90 170 Stage V marine engine dedicated to heavy-duty applications.

▪FPT Industrial’s engine plant in Bourbon-Lancy, France celebrated two key milestones in 2021: it produced its 10,000th CURSOR 13 natural gas engine and became the group’s first engine plant to achieve Gold Level certification in the World Class Manufacturing (WCM) program.

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
The Company periodically benchmarks its executive compensation program and the compensation offered to executive directors against peer companies, and it monitors compensation levels and trends in the market. The Committee strives to develop a compensation peer group that best reflects all aspects of CNH Industrial’s business and considers, among other things, public listing, industry practices, geographic reach, and revenue proximity.
Due to the variety of industries in which we compete and other factors, our Company has few direct business competitors, which makes it difficult to create a representative compensation peer group based on industry, revenues, or market capitalization alone. Additionally, notwithstanding CNH Industrial N.V. being a European headquartered Company, evaluation against peer companies incorporated in only the European geographic region is inappropriately restrictive given the Company’s strong commercial presence in the United States, where most of our direct competitors are based (six out of the nine companies listed in the table below). Accordingly, the compensation peer group for the Chief Executive Officer (“CEO”) includes a blend of U.S. S&P 500 industrial and non-U.S. global industrial companies, targeting an overall median revenue size comparable to CNH Industrial N.V.
Given our extensive worldwide presence, the balance of both U.S. and European peers provides meaningful comparisons to the relevant talent market for our executives and supports our need to compete globally for top talent.

U.S. Companies	Non-U.S. Companies
AGCO Corporation*	AB Volvo*
Caterpillar Inc.*	BAE Systems plc*
Cummins Inc.*	Continental AG
Deere & Company*	Magna International Inc.
General Dynamics Inc.*	Rolls-Royce Holdings plc
Honeywell International Inc.	Traton SE*
PACCAR Inc.*	Valeo SA
The nine companies asterisked, of which six are U.S. based, represent principal competitors in our businesses’ industries which we also compare ourselves to in terms of financial and operational performance.
With the completion of the acquisition of Navistar by Traton in 2021, Navistar was removed from the compensation peer group. Our compensation peer group is utilized to benchmark targeted median pay levels and peer pay practices.
For the benchmark comparison for the Chair, a customized market review was done given the above compensation peer group has few peers who have a comparable Chair only role.

Overview of Remuneration Elements
The following table summarizes the primary remuneration elements for our CEO and Chair, our Executive Directors, as specified in the Remuneration Policy.

Remuneration Element	Description	2021 Implementation
Base Salary
Fixed cash compensation set competitively relative to appropriate peer group when attracting new talent and maintaining competitive levels in line with internal increases and other moderating factors on-going.
See the Summary of 2021 executive compensation actions table below (page 81 for the CEO and page 82 for the Chair).
Short-Term Variable	Subject to the achievement of annually pre-established, challenging financial and other designated performance objectives.
Consistent with the Company’s performance, variable pay was earned by the CEO. See the specific short-term variable section below (page 86) on details of goals achieved and payout earned.

The Chair does not participate in the short-term incentive plan.

Long-Term Variable
To align Executive Directors’ interests with Company strategic goals and reward for sustained long-term growth.

Two components:
75% based on Company performance awards (Performance Share Units or PSUs).
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

The 2021-2023 performance cycle grant was made to the Chair in December 2020 and the CEO’s grants were made upon his hire date on January 4, 2021.

No shares vested in 2021.

In the specific section below (page 89) on Long-Term Incentives (LTI), the equitable adjustment on unvested awards due to the impact of the Demerger on the underlying shares of the awards is shown for both the CEO’s and Chair’s awards. The 3-year performance goals for the PSUs will be restated to reflect the changed capital structure for Years 2022 and 2023.

All equity awards granted have performance conditions, the PSUs based on company performance metrics and targets and the RSUs based on individual performance as assessed by the Non-Executive Directors of the Board.

Post-Employment Benefits
CEO:
•Retirement savings benefits available to U.S.-based salaried employees.
•Severance protection of 12 months’ base salary, consistent with DCGC best practice.
•Prorated equity award vesting in the event of death, disability, or involuntary termination by the Company (not for cause).
•Retiree healthcare benefits.

Chair:
•Retirement savings benefits comparable to UK-based salaried employees.
•Prorated equity award vesting in the event of death, disability, or involuntary termination by the Company (not for cause).

Benefits for CEO and Chair are in-line with the Remuneration Policy.

The CEO’s non-compete and non-solicitation period is 12 months to align with the limit of his severance protection.

This is a deviation from the periods mentioned in the Remuneration Policy which specified a non-competition and a non-solicitation period of two years. The deviation was accepted in line with section 9 of the Remuneration Policy to offer a competitive package, as the severance protection was less than he had, and the Policy’s restrictive covenants were more punitive than he had with his former employer.

Other Benefits
CEO:
•U.S. benefits including company car, health, life, accident, and disability insurance, and tax assistance.
•Limited private aircraft usage.
•Tax equalization for any non-U.S. sourced employment income.
Chair: •Select UK Executive benefits including life, accident, and disability insurance. •Limited personal usage of car service for security.
Benefits for our CEO and Chair are consistent with the Remuneration Policy.

The CEO has an annual limit of 175 flight hours of private aircraft usage, provided as a taxable benefit to him. His 2021 usage was within this limit. The limited usage falls within the Remuneration Policy’s customary fringe benefits consistent with competitive offerings of appropriate peer group.

Summary of 2021 executive compensation actions
The Executive Directors’ 2021 compensation was consistent with key principles of our remuneration policy, competitively set compared to the relevant benchmarks and structured to reinforce our pay for performance compensation philosophy. The following charts summarize the 2021 compensation actions for additional transparency, context, and reasoning.

2021 Pay Actions	Scott W. Wine, Chief Executive Officer
Target Compensation
•Both fixed and target variable elements of compensation were positioned in the upper percentile of the compensation peer group to be competitive with his compensation at his prior employer and required to attract a high caliber CEO to lead the Company.
•Per the CEO’s employment agreement, no changes in target compensation are expected through 2025, five years from hire.

Sign-on Incentives
•Signing incentives covering his forfeited variable pay awards from his prior employer:
◦A one-time cash payment of $1.573MM in 2021 covered his forfeited 2020 bonus.
◦A three annual installment cash award totaling $7.578MM covers his forfeited long-term awards not covered under the CNH Industrial 2021-2023 LTI awards. The first installment of $4.248MM was paid in January 2022.

Short Term Incentive (STI)
•The CEO’s target bonus is 200% of his base salary of $1,700,000 and maximum is 2 times target or 400% of base salary.
•Per the Company Bonus Plan (CBP) design and the predetermined goals, the overall company performance achieved in 2021 was 187%. Considering the difficulty in forecasting the extent of the market demand recovery when the 2021 targets were set, the CEO proposed, and the Committee agreed to reduce the CEO’s bonus to 150% of target. The 2021 performance bonus to be paid in 2022 is $5.1MM.
•Details on the plan are provided on the short-term incentive section of this report.

Long Term Incentives (LTI)
•Consistent with the long-term incentive plan presented to shareholders in 2020, the 2021 award was valued at three times the targeted annual long-term incentive (“LTI”) value to fill the competitive gap resulting from forfeited prior employer’s awards. Subsequent annual rolling grants will be valued at the targeted annual LTI value.
◦Per the approved plan, 75% are linked to company performance and 25% linked to individual performance as assessed by the Non-Executive Directors.
◦The Company performance share units (PSUs) are capped at 200% of target and RSUs capped at 100% of target.
◦The CEO’s grants were effective upon his hire date. No vesting occurred in 2021.
◦For the PSUs, the first-year results of the 3-year performance period (2021-2023) are tracking above target achievement of the goals. The final payout is determined only at the end of the vesting period, based on the 3-year cumulative Adjusted EPS, the 3-year average Industrial Return on Invested Capital, and with a downward/upward multiplier of +/- 25% (but still capped at 200% of target) based on 3-year cumulative relative TSR.

Share ownership guidelines
•CNH Industrial’s share ownership guidelines require Executive Directors to acquire CNHI common shares with a value of 5-times base salary within five years of appointment to the Board. Mr. Wine purchased 200,000 shares on September 15, 2021, representing 2.29 times his base salary as of the end of 2021.

2021 Pay Actions	Suzanne Heywood, Chair
Target Compensation
•Target compensation was positioned at median of the competitive benchmark for a Chair only role, which required comparing beyond our compensation peer group.
•No change in target compensation is expected for 2022.

Short Term Incentive (STI)	•The Chair does not participate in the short-term incentive plan.
Long Term Incentives (LTI)
•The Chair participates in the 2021-2023 LTI plan
◦Per the approved plan, 75% are linked to company performance and 25% linked to individual performance as assessed by the Non-Executive Directors.
◦The Chair’s LTI grant was made on December 12, 2020, as disclosed in last year’s report. No vesting occurred during 2021.

Share ownership guidelines	•The Chair has met the requirement to own shares representing 5x her base salary per the CNH Industrial share ownership guidelines described above.
2021 Realized Pay
The tables below show the key components of total direct compensation realized in 2021, base salary and short- and long-term incentives, to provide additional perspective.
CEO
The CEO’s realized compensation related to the 2021 performance year compared to his annual total direct compensation (TDC) at target variable pay levels is shown below:

Pay Element USD	2021 Realized Compensation	Annual at Target
Base Salary	1,700,000	1,700,000
2021 STI(1)	5,100,000	3,400,000
2021 LTI(2)	8,994,888	12,000,000
Total Direct:	15,794,888	17,100,000
Extraordinary(3)	1,573,133	1,573,133
Total Direct plus Extraordinary(4)	17,368,021	18,673,133
Notes:
(1)Target was 200% and maximum 400% of base salary. The Committee exercised negative discretion to cap the 2021 STI bonus payment at 150% of the CEO’s target payout, considering the much stronger actual market demand than anticipated when targets were set in early 2021. The $5.1 million payout represents 75% of maximum bonus.
(2)The 2021 LTI value reflects retention-based Restricted Share Units (RSUs) on the grant date and Company performance-based Performance Share Units (PSUs) when vested, consistent with the realized equity award valuation used by corporate governance advisory firms. In 2021, 2,269,000 PSUs were granted but none vested. 756,000 RSU awards were granted upon hire date, valued at $11.898/share unit.
(3)This amount is the sign-on incentive to offset the bonus compensation forfeited from Mr. Wine’s prior employer. In addition, a cash sign-on incentive in the amount of $7.578 million, payable in three annual installments, was awarded to Mr. Wine to offset forfeited equity awards. The first installment of $4.248 million was paid in January 2022. There is no risk of forfeiture except for voluntary termination or termination by the Company for cause.
(4)Not included in the total realized compensation are the Company provided fringe benefits and pension or similar benefits, which are included in the Summary Remuneration table.

Chair
The Chair's realized compensation related to the 2021 performance year:

Pay Element USD	Chair 2021 Realized	Annual TDC at Target
Base Salary	500,000	500,000
2021 STI	—	—
2021 LTI(1)	—	1,500,000
Total Direct :	500,000	2,000,000
Extraordinary	—	—
Total Direct plus Extraordinary(2)	500,000	2,000,000
Notes:
(1)The 2021 LTI value reflects retention-based Restricted Share Units (RSUs) when granted and Company performance-based Performance Share Units (PSUs) when vested, consistent with the realized equity award valuation used by corporate governance advisory firms. In 2021, no PSUs vested and no RSU awards were granted.
(2)Not included in the total realized compensation are the Company pension or similar benefits, which is included in the Summary Remuneration table.
In accordance with the Dutch Corporate Governance Code, the Committee discussed with the CEO and the Chair their respective 2021 compensation, and each are fully aligned with the compensation awarded.
Internal Pay Ratios
When setting the Executive Directors’ compensation, the Committee considers both the appropriate external benchmark as well as the internal pay ratios within the Company. Although the primary consideration is market competitiveness to attract and retain highly qualified senior executives in a large, global, complex organization, a baseline internal comparison is set, and trends are tracked. The trend in executives’ compensation is evaluated in relation to the trend in employees’ compensation.
In line with the guidance under the DCGC, the CEO Pay ratio and trend is disclosed in the annual Remuneration Report. The basis of the pay ratio comparison uses the prevalent Dutch methodology of average employee compensation, including all labor costs. Consistent with prior years, CEO compensation and average employee compensation use the accounting value of equity awards. Under this methodology, the value of an equity award is allocated over the period between grant and vesting.
The average employee compensation is the total personnel costs reported in the Annual Report, which excludes Executive Director compensation, divided by average year headcount reported in the Annual Report, less the CEO who is included in the total average year headcount. Over the five-year period, the average employee compensation has been impacted, due to changing business conditions, by shifts in the labor market in the different geographies.
The five-year trend of CEO pay versus average employee compensation is shown in the following table:

	2021(1)	2020(2)	2019(3)	2018(4)	2017(5)	5-year trend
CEO compensation ($000s)	21,805	5,702	6,632	8,738	7,066	209%
Average Employee compensation (6) ($000s)	69.7	60.2	60.5	64.3	62.1	12%
CEO Pay Ratio	313	95	110	136	114	174%
Notes:
(1)The compensation is as reported in the Summary Remuneration table. The CEO, hired effective January 4, 2021, received a signing incentive to leave his prior employer before his 2020 bonus payout. The ratio excluding that one-off payment is 290. The equity expense included in the total CEO compensation is assuming target payout for the company performance share units. The actual payout is at the end of the performance period and will be determined in February 2024. The ratio assuming maximum payout for the company performance share units is 434.
(2)For 2020, data incorporates the compensation of the former CEO and the Acting CEO, as was reported in the Summary Remuneration table.
(3)For 2019, CEO compensation is consistent with the Summary Remuneration table include in the 2019 report, excluding the 2019 accounting value of the CEO’s one-time “Make Whole” award, which vested in September 2019. Including the 2019 Make Whole accounting value of $2.8 million, the CEO pay ratio would be 156. The 2019 CEO Pay Ratio calculation includes $2.9 million in accounting value related to the 2017-2019 PSUs that did not meet the threshold achievement for any payout and have been forfeited. The CEO Pay Ratio excluding the forfeited PSU award would be 62.
(4)For 2018, a targeted full year compensation is shown for year-over-year comparison.

(5)For 2017, CEO compensation included the accounting value of equity awards, $2.9 million, as reported in the Summary Remuneration table in the 2017 Remuneration Report. The amount represented the net impact of the cancellation of the prior Company performance share awards covering the 2014-2018 performance period and the granting of a new award for the 2017-2019 performance period.
(6)Average Employee compensation is derived from personnel costs reported under IFRS, which does not include personnel costs for the Executive Directors, divided by the average headcount.
For perspective, the Company`s key performance metrics for the same past five years are shown below:

Selected Performance Data (1)	2021	2020	2019	2018	2017(2)	5-year trend
Adjusted Net Income ($ million)	1,880	437	1,178	1,117	651	189%
Adjusted Diluted Earnings/(Loss) per share ($)	1.35	0.28	0.84	0.80	0.46	193%
Absolute Total Shareholder Return - Indexed from 2016(3)	206	152	143	125	153	106%
Notes:
(1)Includes non-GAAP metrics derived from financial information prepared in accordance with U.S. GAAP.
(2)2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the new standard for revenue recognition (ASC 606).
(3)Using 21-day average at the beginning and ending of each year and indexing from a 2016 baseline (i.e., index at 100).
In conclusion, the 2021 results show a strong recovery performance, even exceeding pre-pandemic levels. The CEO trend reflects the highly competitive compensation offer needed to attract an experienced and proven candidate into the permanent CEO role.
2021 Remuneration of the Executive Directors
The following is intended to expand on the general implementation of the Remuneration Policy in 2021 and provide additional context for understanding the actual compensation paid in 2021.
Base Salary
The base salary for the Executive Directors takes into consideration the executive’s skills, scope of job responsibilities, experience, and competitive market, and compensation peer group pay comparisons.
For 2021, Mr. Wine’s base salary was $1,700,000. In determining Mr. Wine’s salary, the Committee considered factors such as the importance of creating stability in the C-suite, leadership, development of people and new culture, prior experience and potential at CNH Industrial. The base salary is positioned in the upper percentile of our compensation peer group, as required to attract the high caliber candidate for the CEO role. The CEO’s employment agreement stipulates that his compensation terms (including base salary, annual bonus and long-term incentive opportunities) are not expected to be subject to change for the period from 2021 through 2025.
For the Chair, based on compensation benchmarking which revealed a competitive gap, the Chair`s salary was increased effective January 1, 2021, to $500,000 annually.
No increases in base salary are planned for either Executive Director in 2022.
Variable Pay
The variable components of our Executive Directors’ remuneration, both the short- and the long-term incentives, where applicable, demonstrate our commitment to shareholders and long-term value creation by using metrics that align with our business strategy of delivering exceptional operating performance and shareholder returns.
Eligible variable compensation of our Executive Directors is contingent on the achievement of pre-established, challenging financial and other designated performance objectives.
Scenario analyses are carried out annually to examine the relationship between the performance criteria chosen and the possible outcomes of variable remuneration of the Executive Directors. Such analyses were carried out for the 2021 financial year and the Company found a strong link between remuneration and performance and concluded that the chosen performance criteria support the Company’s strategic objectives and are appropriate under both the short-term and long-term incentive components, where applicable, of total remuneration.
Short-Term Incentives
The CEO participates in the annual Company Bonus Plan; whereas, the Chair does not.

2021 Company Bonus Plan and 2022 Company Bonus Plan Outlook
The Compensation Committee approved the 2021 Company Bonus Plan design which included financial measures of consolidated revenues at constant currency, consolidated Adjusted EBIT margin %, cash conversion ratio %, and two ESG measures: CO2 Emissions and Accident Frequency Rate, in line with market practices.
The table below shows the metrics and predetermined goals:

KPIs		Weighting	Threshold	Target	Max
Consolidated Revenue Growth $M (@CC)		20%	$28,449	$29,946	$32,941
Consolidated Adjusted EBIT Margin %		40%	5.60%	6.20%	7.40%
Cash Conversion Ratio %		20%	55.60%	69.50%	90.40%
ESG KPIs	CO2 Emissions % reduction (from 2014 levels)	10%	(47.00)%	(49.50)%	(56.90)%
	Accident Frequency Rate (annual goal)	10%	0.18	0.17	0.15
The target incentive for the CEO’s annual bonus program is 200% of base salary, linked to approved targets each year. From the initial assumptions set in February 2021, the performance goals were increased in April 2021 for consolidated revenues and consolidated Adjusted EBIT margin %, given a stronger outlook in the first forecast update and providing stretch objectives consistent with the updated outlook.
To earn any incentive by metric, results must be above the threshold performance goal established, with an additional hurdle of achieving at least 70% of the Consolidated Adjusted EBIT Margin % for any payout. Achieving threshold performance earns 30% of target incentive or 60% of base salary.
▪Maximum payout is 200% of target incentive or 400% of base salary.
▪No individual performance adjustment factor applies to the CEO’s annual bonus.

Definitions of Metrics
▪Consolidated Revenues $M (@CC): is Consolidated Revenues at constant currency.
▪Consolidated Adjusted EBIT Margin: is computed by dividing consolidated Adjusted EBIT by Consolidated Revenues.
▪Cash Conversion Ratio: is the Free Cash Flow of Industrial Activities divided by Adjusted Net Income.
▪CO2 Emissions % reduction (from 2014 levels): CO2 emissions reduction vs. 2014 is measured as percentage change in tons of CO2 emissions per hours of production in the manufacturing processes
▪Accident Frequency Rate (annual goal): is the number of injuries (work-related and non-work related, resulting in more than 3 days of absence) divided by the number of hours worked multiplied by 100,000.

CEO’s 2021 Company Bonus Plan Performance Factor Calculations:

Corporate Measures			Weight	Threshold	Target	Maximum	Results	Results vs. Targets	Overall
Consolidated Revenues $M (@CC)(1)		a)	20%	$28,449	$29,946	$32,941	$32,825	110%	40%
		b)		$204,000	$680,000	$1,360,000	$1,333,480
Consolidated Adjusted EBIT Margin %(1)		a)	40%	5.60%	6.20%	7.40%	7.96%	128%	80%
		b)		$408,000	$1,360,000	$2,720,000	$2,720,000
Cash Conversion Ratio %		a)	20%	55.60%	69.50%	90.40%	93.14%	134%	40%
		b)		$204,000	$680,000	$1,360,000	$1,360,000
ESG	CO2 Emissions %	a)	10%	(47.00)%	(49.50)%	(56.90)%	(54.90)%	111%	17%
		b)		$102,000	$340,000	$680,000	$588,200
KPI's	Accident Frequency Rate	a)	10%	0.18	0.17	0.15	0.17	100%	10%
		b)		$102,000	$340,000	$680,000	$340,000
Total		a)	100%						187%
		b)		$1,020,000	$3,400,000	$6,800,000	$6,341,680
Final Bonus Determination							$5,100,000		150%
(1)Threshold, Target, and Maximum goals were all increased from the 2021 budget goals disclosed in the 2020 report to reflect the earlier and fuller COVID-19 recovery being evidenced in the first forecast. The original budget target for consolidated adjusted EBIT Margin %, which is weighted 40%, has become the threshold achievement, stretching the achievement goals throughout the entire payout range from threshold to maximum.
Per the Company Bonus Plan (CBP) design and the predetermined goals, the overall company performance achieved in 2021 was 187%. Considering the difficulty in forecasting the extent of the market demand recovery when the 2021 targets were set, the CEO proposed, and the Committee agreed to reduce the CEO’s bonus to 150% of target. The 2021 performance bonus to be paid in 2022 is $5.1 million.
Background on the 2021 Results
Between preparing for the Demerger, working toward closing and integrating our Raven Industries and Samperiana Group acquisitions, and navigating an extremely challenging supply chain situation, our leaders and employees’ determination and ingenuity repeatedly overcame every hurdle to deliver for our customers and dealers. The results can be summarized with one outstanding fact: our 2021 full year Adjusted Diluted EPS of $1.35 exceeds any full year Adjusted Diluted EPS in the Company’s history.
The year had much more good news. Buoyed by healthy markets and positive pricing, we drove strong sales growth across our operating regions and segments and made substantial gains in our sustainability commitments.
•Consolidated Revenues came in at $33.4 billion ($32.8 billion at constant currency) versus $26.0 billion in 2020 and $28.1 billion in 2019, a historical level and overachievement (at constant currency) close to the upper performance limit for maximum payout.
•Consolidated Adjusted EBIT Margin % of 8.0% compares to 3.4% in 2020 and 6.7% in 2019. The Adjusted EBIT Margin % achievement was above the target which was increased in April due to more positive outlook from original budget assumptions.
•The Cash Conversion Ratio %, which is the ratio of Free Cash Flow over Adjusted Net Income, for 2021 was 93.1%, which exceeded the 2021 target and actual 2020 and 2019.
•For our two ESG (Environmental, Social and Corporate Governance) goals that are linked to the annual Company Bonus Plan, CO2 Emissions % and Accident Frequency Rate, the stretch targets for 2021 were achieved. For the CO2 Emissions % reduction metric, the result was an overachievement close to the upper performance limit for maximum payout. These ESG metrics results required a focused commitment and an ingrained culture of care for our environment and our people.

These results faced supply chain disruptions all year and intensified in the fourth quarter, which dampened overall shipments, especially in Europe. The industry-wide shortage in semiconductors and other core components is unprecedented, but the company was able to minimize its impact on our business and our customers. Throughout the challenges and successes, we prioritized our employees’ health and safety. Additionally, we strove to ensure a working environment that fostered collaboration, innovation, and tremendous productivity to bring our customers the absolute best. Our employees remained focused to deliver our commitments while meticulously preparing for the Demerger and exciting future ahead.
Long-Term Incentives
2021-2023 Long-Term Incentive Plan
The new 2021-2023 Long-Term Incentive Plan (LTIP) is comprised of both a Company Performance component and an Individual Performance component. The Executive Directors, Senior Leadership Team, and other key leaders participate in the 2021-2023 LTIP, based on eligibility requirements.
Under this plan, the Executive Directors' awards consisted of the following:

2021-2023 LTIP	CEO		Chair
	Grant Date	Number of Share Units Granted	Grant Date	Number of Share Units Granted
PSUs	01/04/2021	2,269,000	12/14/2020	309,000
RSUs	01/04/2021	756,000	12/14/2020	103,000
Total Share Units		3,025,000		412,000
Average Annual Target % of Salary		706%		300%
Average Annual Target $		$12,000,000		$1,500,000
Maximum % of Target - PSUs (weighted 75%) - RSUs (weighted 25%)		200%		200%
		100%		100%
Average Annual Maximum $		$21,000,000		$2,650,000
▪The awards reflect a one-time front-loaded grant for a 3-year performance cycle which is 3-times the targeted annual long-term incentive to provide an average annual targeted value over the 3 years, split 75% in PSUs and 25% in RSUs. This helped fill the gap that the CEO had leaving his former employer and forfeiting his outstanding equity awards and compete against the CEO package at this prior employer.
▪The front-loaded grant transitions to an annual rolling cycle beginning in 2022, providing a competitive award on an average year basis.
▪The Performance Share Units (PSUs) cliff vest in February 2024, subject to the achievement of two financial metrics weighted equally and adjusted by a range of plus/minus 25% TSR multiplier based on ranking versus a comparator group of industry peers.
▪The Restricted Share Units (RSUs) vest in three equal installments on April 30, 2022, April 30, 2023, and April 30, 2024 and are subject to acceptable individual performance and demonstration of Company values, as determined by the Company’s Performance Management Process for employees and per the determination of the Non-Executive Directors for the Executive Directors.
All shares received post-vesting must be held for a period of five years from the grant date.
The Committee and the Board of Directors believes that the equity awards are competitive in the market and consistent with our compensation philosophy. Along with the share ownership and share retention requirements in place for the Executive Directors, the plan design links the Executive Directors’ compensation opportunity to increasing shareholder value, which is core to our “pay for performance” compensation philosophy.

Details on the 2021-2023 Long-Term Incentive Plan
Executive Directors, our Senior Leadership Team, and other key executives participate in the Company Long-Term Incentive Plan. The plan design includes a change from a front-loaded end-to-end grant cycle to annual rolling grants (a more prevalent market practice). To facilitate this change, the plan contains a one-time transition grant of PSUs and RSUs valued at three (3) times the targeted annual LTIP. This transition grant allows a competitive LTIP offering on an average annual basis over the three years. The subsequent annual grants will be valued as one (1) time targeted annual LTIP value awards, allowing for annual grant and payout opportunity, and will continue to be subject to long-term 3-year performance periods.
The PSUs will be subject to the achievement of certain performance targets as further described below, while the RSUs will be subject to acceptable individual performance and demonstration of Company values.
▪The PSU awards are based on the achievement of defined key performance indicators relating to: (i) Average of Industrial Return on Invested Capital (“RoIC”) over the plan period, weighted 50% and (ii) Cumulative Adjusted Earnings Per Share (“EPS”) weighted 50%. The Company’s Total Shareholder Return (“TSR”) ranking among a pre-selected comparator group at the end of the three-year performance period will act as downward/upward multiplier that can adjust the award from 0.75 to 1.25.
The TSR comparator group consists of the following companies: AB Volvo, AGCO Corporation, Caterpillar Inc., Cummins Inc., Deere & Company, Komatsu Ltd., Kubota Corporation, PACCAR Inc., and Traton SE. The Committee may adjust the TSR comparator group in the event of any merger, combination or other event affecting the comparator companies.
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
The following table shows the goals for threshold, target, and outstanding achievement of the two financial metrics, and possible payout combinations. With the Demerger, these three-year goals span pre- and post- Demerger periods, i.e., Year 1 pre-Demerger and Years 2 & 3 post-Demerger. As such, the 3-year goals will need to be adjusted to reflect CNH Industrial’s relative contribution to the goals, excluding the relative contribution of the Iveco Group.

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
With this TSR Multiplier scale, there is no additional reward for a relative TSR at median and the design reduces the LTIP payout if relative TSR is below median, setting a high-performance bar for maximum payout.

▪For the Executive Directors, the RSUs under the 2021-2023 LTIP award will vest in three annual installments on April 30, 2022, April 30, 2023, and April 30, 2024, allowing an interim vesting opportunity over the 3-year cycle. There are no other awards vesting in the interim. The RSUs require acceptable individual performance and demonstration of Company values which the Compensation Committee will assess prior to each respective vesting date and before approving any payout/vesting.
Impact of the Demerger on Equity Awards
The Demerger did not trigger change of control provision which would accelerate the vesting of unvested awards. However, the CNH Industrial Equity Incentive Plan (EIP) allows the Committee to adjust outstanding equity awards on an equitable basis in the event of a change in the capital structure of the Company, such as the Demerger.
The equitable adjustment, which was done in early 2022, considered post-Demerger share prices of both CNH Industrial and the Iveco Group, using a 10-day volume weighted average price. The conversion ratio for CNH Industrial compared the combined CNH Industrial and Iveco Group share prices (before the 5:1 Demerger Allotment Ratio) to CNH Industrial’s share price.
The adjustment factor for CNH Industrial participants was 1.1473, which applies to the Executive Directors. The determination of the conversion ratio is shown in the table below:

Post-Demerger Entity	Post-Demerger Share Prices(1)	CNH Industrial Conversion Ratio
CNH Industrial	€14.43	€16.56/€14.43 = 1.1473
Iveco Group	€2.13(2)
Combined	€16.56(2)
Notes:
(1) 10-day average Volume Weighted Average Price (VWAP) post-Demerger share price
(2) before 5:1 Allotment Ratio: €10.63 divided by 5=€2.13 per Iveco Group share
Prices per Bloomberg Euro VWAP for the period January 3 – January 14, 2022, to the 5th decimal place for the conversion factor calculation. Rounded prices are shown in the table.
The Executive Directors’ equity awards before and after the adjustment:

2021-2023 LTIP Share Units	CEO		Chair
	Before the Demerger Adjustment	After the Demerger Adjustment	Before the Demerger Adjustment	After the Demerger Adjustment
PSUs	2,269,000	2,603,224	309,000	354,516
RSUs	756,000	867,359	103,000	118,172
Total Share Units	3,025,000	3,470,583	412,000	472,688

Share Price*	€16.56	€14.43	€16.56	€14.43
~ Intrinsic Value €000s* (3-year value)	€50,091	€50,091	€6,822	€6,822
*Per the 10-day average VWAP price used for the conversion factor. Actual valuation fluctuates per the market price since the Demerger.
Post-Employment and Other Benefits
The Executive Directors receive customary pension and other benefits in-line with the Remuneration Policy, which provide basic assurances of loss income protection and retirement income.

Pension and Retirement Savings
The CEO participates in the same Company sponsored retirement savings programs available to all U.S. salaried employees. The Chair similarly receives retirement savings benefits comparable to UK-based salaried employees, based on the same nationally determined annual UK pensionable earnings cap for all UK employees.
Other Benefits
For our CEO, we offer customary perquisites and fringe benefits, such as a Company car, medical insurance, accident insurance, tax preparation assistance, relocation, limited personal usage of aircraft, and retiree healthcare benefits. Furthermore, in the event of an involuntary termination of employment other than for cause, the CEO is entitled to twelve months’ base salary, while remaining subject to restrictive covenants, such as non-competition and non-solicitation for a period of one year.
A provision that outstanding equity awards are subject to prorated vesting in the event of death, disability, or involuntary termination by the Company (other than for cause) is applicable for both the CEO and the Chair, a customary practice among our compensation peer group.
The Chair also receives select UK executive benefits including life, accident, and disability insurance and limited personal usage of car service for security.
Tax Equalization
The CEO, as a function of the global nature of the role in the Company, may be subject to tax on employment income in multiple countries and will be subject to the Company’s tax equalization policy on all employment earnings. For the Chair, no tax equalization has been applicable. This represents no change from prior years.
Stock Ownership
Our Board recognizes the critical role that Executive Director stock ownership has in aligning the interests of management with those of shareholders. Accordingly, the Executive Directors are subject to share ownership guidelines which require each Executive Director own shares with an aggregate value of at least 5x base salary within five (5) years from the start of their respective assignments. The Committee assesses on an annual basis the Executive Directors’ progress toward meeting this objective. As of December 31, 2021, the CEO owned 200,000 shares, and the Chair owned 129,389 shares. With a share price of $19.43 on December 31, 2021, the fair market value of the at year-end 2021 was $3,886,000 and $2,514,028, respectively. The CEO’s shareholdings represent 2.29 times his annual base salary, and the Chair’s represents 5.03 times her annual base salary.
In addition, the Executive Directors are subject to a holding period of five years from grant date for all awards granted to them which aligns with Dutch Corporate Governance Code ("DCGC").
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
No recoupment of incentive compensation was warranted under any incentive plan during 2021.
Terms of engagement
Each of the Executive Directors is engaged by the Company pursuant to a written agreement for an indefinite period of time and are employed at will, meaning either party can terminate the engagement at any time. The Executive Directors are also appointed by shareholders annually.
Remuneration for Non-Executive Directors
The remuneration of Non-Executive Directors is governed by the CNH Industrial N.V. Directors’ Compensation Plan within the scope of the CNH Industrial N.V. Remuneration Policy. The current remuneration structure for the Non-Executive Directors is consistent with the Remuneration Policy, as shown in the table below.

Non-Executive Director Compensation	Total
Annual Cash Retainer	$125,000
Additional retainer for Audit Committee member	$25,000
Additional retainer for Audit Committee Chair	$35,000
Additional retainer for member of other Board committees	$20,000
Additional retainer for Chair of other Board committees	$25,000
The Non-Executive Directors receive their annual retainer fee, committee membership, and committee chair fee payments (collectively, “Fees”) only in cash Remuneration of Non-Executive Directors is fixed and not dependent on the Company’s financial results. Non-Executive Directors are not eligible for variable compensation and do not participate in any Company incentive plans. Consistent with the Remuneration Policy, Non-Executive Directors do not receive benefits upon termination of their service as directors.
In 2019, upon the recommendation of the Compensation Committee, the Board resolved to implement share ownership guidelines for the Non-Executive Directors. Applicable to Non-Executive Directors appointed in April 2019 or thereafter, Non-Executive Directors are required to own Company shares in an aggregate amount of not less than 1x their annual retainer fee, which is $125,000, within 24 months of appointment to the Board. The Non-Executive Directors are expected to hold Company shares as a long-term investment and, as such, are expected to hold their Company shares while on the Board and for an additional three months after their Board service terminates.
All the current Non-Executive Directors have met the share ownership requirement except for the newly appointed members, Ms. Catia Bastioli and Ms. Åsa Tamsons.

IMPLEMENTATION OF REMUNERATION POLICY IN 2021
The following table summarizes remuneration paid or awarded (in USD) to CNH Industrial N.V. Directors for the years ended December 31, 2021 and 2020 (the “Summary Remuneration table”):

Board of Directors	Position	Year(1)		Fixed Remuneration		Variable Remuneration		Extra-ordinary Items(5)	Pension & Similar Benefits(6)	Total Remuneration	Proportion of fixed to variable remuneration(7)
				Base Salary or Fees	Fringe Benefits (2)	One-year Variable(3)	Multi-year Variable(4)
WINE Scott	CEO	2021	(8)	1,702,588	167,675	5,100,000	12,998,327	1,573,133	263,155	21,804,878	10%
MÜHLHÄUSER Hubertus	CEO	2020	(9)	254,980	225,076	—	30,934	1,551,076	45,366	2,107,432	31%
HEYWOOD Suzanne	Chair	2021	(10)	500,000	—	—	1,521,504	—	120,281	2,141,785	26%
		2020	(11)	72,917	—	—	336,236	—	8,625	417,778	24%
	Acting CEO	2020	(12)	649,194	—	—	—	2,500,000	445,861	3,595,055	26%
BUFFETT Howard W.	Director	2021		128,792	—	—	—	—	—	128,792	N/A
		2020		—	—	—	—	—	—	—	N/A
CONNORS Nelda	Director	2020		—	—	—	—	—	—	—	N/A
ERGINBILGIC Tufan	Director	2021		128,792	—	—	—	—	15,388	144,180	N/A
		2020		—	—	—	—	—	—	—	N/A
HOULE Léo W.	Senior Non-Executive Director	2021		132,694	—	—	—	—	—	132,694	N/A
		2020		85,000	—	—	—	—	—	85,000	N/A
LANAWAY John	Director	2021		122,083	—	—	—	—	—	122,083	N/A
		2020		75,000	—	—	—	—	—	75,000	N/A
NASI Alessandro	Director	2021		132,694	—	—	—	—	—	132,694	N/A
		2020		85,000	—	—	—	—	—	85,000	N/A
SCHEIBER Silke	Director	2020		75,000	—	—	—	—	8,846	83,846	N/A
SIMONELLI Lorenzo	Director	2021		117,083	—	—	—	—	—	117,083	N/A
		2020		75,000	—	—	—	—	—	75,000	N/A
SØRENSEN Vagn	Director	2021		117,083	—	—	—	—	13,835	130,918	N/A
		2020		—	—	—	—	—	—	—	N/A
TAMMENOMS BAKKER Jacqueline	Director	2021		46,292	—	—	—	—	4,003	50,295	N/A
		2020		82,500	—	—	—	—	9,881	92,381	N/A
THEURILLAT Jacques	Director	2021		44,889	—	—	—	—	—	44,889	N/A
		2020		80,000	—	—	—	—	1,706	81,706	N/A
Notes:
(1)In 2020, in support of the Company’s COVID-19 response, all of the Directors, including the Chair, voluntarily waived their entire fees from the start of the new Board year, April 16, 2020 through the end of December 2020. For the Non-Executive Directors’ quarterly fees for the period October 13, 2020 through January 11, 2021, the prorated amount from October through December was waived and the January portion is included in the 2021 fees reported in the table.
(2)The amount includes the use of transportation (Company car and personal usage of aircraft) and company cost of life and health insurance benefits.
(3)The 2021 amount represents the bonus approved for the performance year and paid in 2022. The Committee capped the bonus at 150% of target payout, or $5.1 million. No bonus was earned for the former CEO for the 2020 performance year.

(4)The amounts represent the Company's share-based compensation (SBC) expense under applicable accounting standards relating to grants issued to the Executive Directors under 2021-2023 LTI plan, assuming payout at target. The company performance awards vest at the end of the 2021-2023 performance period and have a 200% cap. The SBC expense assuming maximum payout for the performance share units would be $21.5 million for the CEO and $2.5 million for the Chair, a difference from target payout of $8.5 million and $1.0 million respectively for the CEO and the Chair.
(5)For the current CEO, a cash sign-on of $1,573,133 was paid upon hiring to compensate for the forfeited 2020 bonus from the prior employer. For the former CEO, Hubertus Mühlhäuser, the 2020 amount includes a payment of 12 months base salary ($1.1 million), a provision for 2020 tax services ($0.3 million) as part of separation terms and conditions, and unused paid vacation ($0.1 million), during the former CEO’s active service. For the Acting CEO role, Suzanne Heywood received a one-time lump sum payment of $2.5 million for the variable compensation elements of her supplemental remuneration for the additional Acting CEO duties during 2020.
(6)For the CEO, the 2021 amount includes Company contributions to U.S. Social Security and Medicare, expense recorded for accruing retiree healthcare benefits, and contributions for retirement savings to the deferred compensation plan. For the Chair, the amount includes Company contributions into the UK National Insurance for 2020 and 2021 and in 2021 a contribution for retirement savings. For the former CEO, the 2020 amount includes Company contributions to U.S. Social Security and Medicare. All provisions for Company match of retirement savings and deferred compensation, and retiree healthcare benefits reported in prior years have been reversed as the vesting period was not met at time of separation of employment. For the other Directors, the amount includes Company contributions into the UK National Insurance.
(7)Ratio of the percentage of fixed pay elements over the percentage of variable pay elements. Variable elements include variable incentives, extraordinary items, and the pension benefits derived from variable remuneration and extraordinary items. The Non-Executive Directors have no variable compensation elements, so this ratio is not applicable.
(8)The new CEO was hired on January 4, 2021 and appointed by shareholders as an Executive Director of the Board at the April 15, 2021 AGM. The remuneration shown in the above Summary Remuneration table reflects his full year compensation including the period prior to the shareholders’ approval.
(9)The 2020 remuneration elements of the former CEO, Hubertus Mühlhäuser, reflect pay and benefits through his date of resignation, March 22, 2020. The resignation benefits are included in extraordinary Items as disclosed in footnote # 4 above.
(10)Effective January 1, 2021, the new annual base salary of $500,000 would be paid in £ using the prior year average exchange rate, which for 2020 was US$ 1.2837/1 £.
(11)In 2020, Suzanne Heywood voluntarily waived all her Chair fees from April 16, 2020 through December 31, 2020.
(12)For the additional Acting CEO duties in 2020, an annual supplement of $1.0 million was paid in monthly installments from the effective date of the Acting CEO role, March 23, 2020 through the end of the December 31, 2020. For three full monthly supplements, 50% was waived by Suzanne Heywood in solidarity of the Company’s COVID-19 response.
The following table summarizes remuneration paid or awarded (in USD) to Directors of CNH Industrial N.V. for roles held in subsidiaries of CNH Industrial N.V. for the year ended December 31, 2021:

Board of Directors	Position	Year	Fixed Remuneration		Variable Remuneration		Extra-ordinary Items	Pension & Similar Benefits(4)	Total Remuneration	Proportion of fixed to variable remuneration
			Fees(1)	Fringe Benefits	One-year Variable(2)	Multi-year Variable(3)
NASI Alessandro	Chairman Iveco Defence S.p.A	2021	174,427	785	—	—	—	—	175,212	N/A
		2020	172,999	4,659	317,724	202,024	—	110,497	807,903	33%
Notes:
(1)The amount is the fees for the Chairman of Iveco Defence S.p.A role; in 2021 and 2020, full year Euro 150,000.
(2)In 2020, a special recognition lump sum payment was made in recognition of the contributions over the CNH Industrial 2017-2019 performance period.
(3)The 2020 amount is the remaining share-based compensation from his CNH Industrial 2017-2019 RSU award which had the last one-third installment vest on June 30, 2020.
(4)The amount in 2020 includes the Company social contributions in Italy on employment income. In 2021, Mr. Nasi met the limit with another company.

Year-Over-Year Remuneration
For year-over-year reference, as required by the Dutch Civil Code requirements, the following table shows the compensation change over each of the past five years (in US$ 000s):

Board of Directors	Position	2021 vs 2020(1)	2020(1) vs 2019	2019 vs 2018	2018 vs 2017
WINE Scott(2)	CEO	21,805	—	—	—
HEYWOOD Suzanne(3)	Acting CEO	(3,595)	3,595	—	—
MÜHLHÄUSER Hubertus(3)	CEO	(2,107)	(7,333)	5,911	3,532
TOBIN Richard(4)	CEO	—	—	(508)	(6,558)
HEYWOOD Suzanne(4)	Chair	1,724	(339)	757	—
MARCHIONNE Sergio(4)	Chairman	—	—	(2,840)	(2,311)
BUFFETT Howard W.(5)	Director	129	—	—	—
CONNORS Nelda (5)	Director	—	—	—	—
ERGINBILGIC Tufan(5)	Director	144	—	—	—
GEROWIN Mina(6)	Director	—	(81)	(81)	(1)
HEYWOOD Suzanne(4)	Director	—	—	(170)	—
HOULE Léo W.(7)	Senior Non-Executive Director	48	(87)	2	(2)
KALANTZIS Peter(6)	Director	—	(85)	(85)	—
LANAWAY John	Director	47	(75)	—	—
NASI Alessandro(8)	Director	48	—	85	—
SCHEIBER Silke(9)	Director	(84)	(98)	14	(1)
SIMONELLI Lorenzo(8)	Director	42	—	75	—
SØRENSEN Vagn(5)	Director	131	—	—	—
TABELLINI Guido(6)	Director	—	(73)	73	—
TAMMENOMS BAKKER Jacqueline(10)	Director	(42)	95	25	(1)
THEURILLAT Jacques(10)	Director	(37)	(97)	—	(1)
Notes:
(1)In 2020, in support of the Company’s COVID-19 response, all of the Directors, including the Chair, voluntarily waived their entire fees from the start of the new Board year, April 16, 2020 through the end of December 2020.
(2)In 2021, Scott Wine joined the Company as CEO, effective January 4, 2021 and was appointed Executive Director of the Board at the April 15, 2021 AGM.
(3)Effective March 22, 2020, Hubertus Mühlhäuser stepped down from the CEO role and Suzanne Heywood assumed the Acting CEO duties in addition to her Chair duties for the remainder of 2020.
(4)During 2018, the Company’s Executive Directors changed. At the end of April, the former CEO, Richard Tobin, left the Company voluntarily. On September 17, 2018, Hubertus Mühlhäuser, assumed the position of CEO. On July 21, 2018, the Board of Directors, having been apprised of the deteriorating health situation of its Chairman Sergio Marchionne, appointed Suzanne Heywood as Chair with immediate effect. Shareholders appointed Ms. Heywood and Mr. Mühlhäuser as Executive Directors at the November 29, 2018 Extraordinary General Meeting. The Chair’s fees were prorated from November 29, 2018 through December 31, 2018 and paid in January 2019.
(5)The following Directors were appointed their Board of Directors roles in 2020: Mr. Sørensen, Mr. Buffett, and Mr. Erginbilgic. Ms. Connors stepped down from her Board of Directors roles in 2020.
(6)The following Directors stepped down from their Board of Directors’ roles in 2019: Ms.Gerowin, Mr. Kalantzis, and Mr. Tabellini.
(7)Mr. Houle was appointed Senior Non-Executive Director in 2017.
(8)The following Directors were appointed their Board of Directors’ roles in 2019: Mr. Nasi and Mr. Simonelli.

(9)Ms. Scheiber was appointed to the Board of Directors in 2016 and stepped down in 2020.
(10)Ms. Tammenoms Bakker and Mr. Jacques Theurillat stepped down from their Board of Directors’ roles in 2021.
SHARE OWNERSHIP
Collectively, our Executive Directors and Non-Executive Directors own less than one percent of our outstanding common shares. Since 2019, the Company has established share ownership guidelines for both the Executive Directors and Non-Executive Directors. The following table summarizes the number of CNH Industrial common shares owned by our directors as of December 31, 2021.

Directors(1)	Common Shares	Special Voting Shares
Alessandro Nasi	348,994	—
Scott Wine	200,000	—
Suzanne Heywood	129,389	—
Léo Houle	57,259	57,259
Vagn Sørensen	27,000	—
Howard W. Buffett	17,866	—
John Lanaway	17,286	—
(1)Ms. Bastioli and Ms. Tamsons were appointed on December 23, 2021 and did not own any CNHI shares as of December 31, 2021.

SHARE AWARDS
The following table summarizes unvested performance share units and restricted share units held by Executive Directors and Non-Executive Directors as of December 31, 2021:

						Information regarding the reported financial year
The main conditions of share unit plans						Opening Balance	During the Year			Closing Balance			Accounting Expense(1)
							Shares Awarded		Shares Vested
Name of Director, Position	Award Name	Performance Period	Award Date	Vesting Date	End of Holding Period	Shares Awarded at the Beginning of the Period	FMV at Grant (US$000s)	Shares Forfeited	FMV at Vest (US$000s)	Share Subject to a Performance Condition	Shares Unvested	Shares Subject to a Holding Period	US$000s
WINE, Scott CEO	2021-2023 PSU(2)	01/01/21 - 12/31/23	01/04/21	02/28/24	01/04/26	—	2,269,000	—	—	2,269,000	2,269,000	2,269,000
						—	26,997	—	—	—	—	—	8,478
	2021-2023 RSU(2)	01/04/21 - 04/30/24	01/04/21	04/30/22	01/04/26	—	756,000	—	—	756,000	756,000	756,000
				04/30/23
				04/30/24		—	8,995	—	—	—	—	—	4,520
HEYWOOD, Suzanne Chairperson	2021-2023 PSU(2)	01/01/21 - 12/31/23	12/14/20	02/28/24	12/14/25	309,000	—	—	—	309,000	309,000	309,000
						—	—	—	—	—	—	—	996
	2021-2023 RSU(2)	12/14/20 - 04/30/24	12/14/20	04/30/22	12/14/25	103,000	—	—	—	103,000	103,000	103,000
				04/30/23
				04/30/24		—	—	—	—	—	—	—	526
	Total Shares:					412,000	3,025,000	—	—	3,437,000	3,437,000	3,437,000
	Total FMV ($000s)						35,992						14,520
Notes:
(1)The accounting valuation of share-based compensation expense is the value reported for equity awards in the Summary Remuneration table.
(2)The LTI plan begins with the 2021-2023 performance cycle and consists of a Company performance component, with potential vesting of PSUs, and an individual performance component, with potential vesting of RSUs. The PSUs vest at the end of the performance cycle and the RSUs vest in three equal annual installments over the performance cycle.
Executive Officers’ Compensation
The aggregate amount of compensation paid to or accrued for executive officers that held office during 2021 was approximately $56.0 million, including $3.3 million in pension and similar benefits paid or set aside by us. The aggregate amounts included those paid to or accrued for 17 executives as of December 31, 2021.
Independence of Compensation Consultant
The Committee’s charter provides that the Committee has sole authority to engage the services of independent compensation external advisors. While the Committee did not engage independent compensation external advisors in 2021, the Committee was occasionally advised by representatives of Willis Towers Watson PLC, Freshfields Bruckhaus Deringer LLP, and Georgeson on executive compensation matters. The Committee found that the information provided by such advisors provided important perspectives about market practices for executive compensation, the levels and structure of the compensation program, and compensation governance. During 2021, the foregoing advisors performed services such as:
▪Provided regulatory education to the Committee
▪Provided benchmark on peer Company analysis and selection
▪Provided information and advice relating to executive compensation matters
During 2021 the Committee reviewed the factors influencing independence and determined that no conflict of interest exists with respect to Willis Towers Watson, Freshfields Bruckhaus Deringer and Georgeson.
Changes to 2022 Remuneration

The following table summarizes the Executive Directors’ current remuneration effective since January 2021. No changes are expected for 2022.

Remuneration Element	CEO	Chairperson
Annual Base Salary	$1,700,000	$500,000
	Positioned in the upper percentile of peer group, required to attract a high caliber CEO to lead the Company, effective upon hire date, January 4, 2021.	To align salary to a competitive level for Executive Chair role, effective January 1, 2021
Short-Term Variable	200% of base salary at target	No participation in annual bonus plan; no change
Long-Term Variable	$12,000,000 annual target (706% of base salary)	$1,500,000 annual target (300% of base salary)
	Will participate in the front-loaded 2021-2023 LTI plan, with 3x annual target award, split 75/25 PSUs/RSUs	Target % of base salary did not change; target LTI value increases due to increase in base salary.

Post-Employment Benefits	■Retirement savings benefits available to U.S.-based salaried employees	■Added retirement savings benefits comparable to U.K. Salaried employees
	■Prorated equity award vesting in the event of death, disability or involuntary termination by the Company (other than for cause)	■Prorated equity award vesting in the event of death, disability or involuntary termination by the Company (other than for cause)
■Severance in an amount equal to 12 months’ base salary, consistent with Dutch Corporate Governance Code best practice
■Company provided retiree healthcare benefits
Other Benefits	■U.S. benefits including company car, health, life, accident and disability insurance, and tax assistance	■Select U.K. executive benefits including life, accident and disability insurance
	■Tax equalization for any non-U.S. sourced employment income	■Limited personal usage of car service for security
■Limited personal usage of private aircraft service; taxable benefit will be the CEO’s tax responsibility
Sign-On Incentives	■Cash sign-on for forfeited outstanding equity not covered in front-loaded LTI award, $7.578 million, vesting on first three anniversaries of hire date
■No risk of forfeiture except for voluntary termination or termination by the Company for cause

	CEO		Chair
2022 Pay Element USD	Annualized at Target	Annualized at Maximum	Annualized at Target	Annualized at Maximum
Base Salary	1,700,000	1,700,000	500,000	500,000
2022 STI	3,400,000	6,800,000	N/A	N/A
2022 LTI	12,000,000	21,000,000	1,500,000	2,625,000
Total Direct:	17,100,000	29,500,000	2,000,000	3,125,000
C. Board Practices
CNH Industrial is a company, organized under the laws of the Netherlands, initially formed from a business combination of Fiat Industrial S.p.A. and CNH Global N.V. consummated on September 29, 2013. On January 1, 2022, the On-Highway businesses, now known as Iveco Group was separated from the Company and became a public listed company independent from the Company through a demerger under Dutch law. CNH Industrial qualifies as a foreign private issuer under the applicable rules of the SEC and its common shares are listed on the NYSE and on the Euronext Milan.
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
Board of Directors
We have a one-tier management structure (i.e. management board that may be comprised of both members having responsibility for our day-to-day operations, who are referred to as “executive directors”, and members not having such responsibility, who are referred to as “non-executive directors”). Pursuant to our Articles of Association, the Board of Directors may have three or more members. The Board of Directors currently has nine members. Our executive directors, Lady Heywood and Mr. Scott Wine were elected at the Company's annual general meeting of shareholders held on April 15, 2021, and the non-executive directors, other than Ms. Catia Bastioli and Ms. Asa Tamsons, were also elected that Company's annual general meeting of shareholders held on April 15, 2021. Ms. Catia Bastioli and Ms. Asa Tamsons were elected at an extraordinary general meeting of shareholders held on December 23, 2021. See “Item 6A. Directors, Senior Management and Employees” above. The term of office of the current Board of Directors will expire on April 13, 2022, the anticipated date of the Company’s next AGM at which shareholders will elect the Company’s directors for approximately a one-year term. Each director may be re-elected at any subsequent general meeting of shareholders. None of our directors have service contracts with the Company (or any subsidiary) providing for benefits upon termination of employment as a director.
The Board as a whole is responsible for the strategy of the Company. The Board of Directors is currently composed of two executive directors (to whom the title Chair has been granted) and seven non-executive directors. Under Article 16 of our Articles of Association, the general authority to represent CNH Industrial shall be vested in the Board of Directors, as well as in each of the executive directors to whom the title "Chair" or "Chief Executive Officer" has been granted.
Six directors (70%) qualify as independent for purposes of NYSE rules, Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Dutch Code.
The Board of Directors of the Company has established the following internal committees effective as of September 9, 2013: (i) an Audit Committee, (ii) an Environmental, Social and Governance Committee, and (iii) a Human Capital and Compensation Committee. On April 15, 2021, the Board of Directors appointed Mr. Léo Houle Senior Non-Executive Director for purposes of best practice provision 5.1.3, and in compliance with best practice provision 2.1.9, of the Dutch Code. The Senior Non-Executive Director is responsible for the proper functioning of the Board of Directors and its Committees.
The Board is responsible for creating a culture aimed at long-term value creation for CNH Industrial and all of its stakeholders. Operating in compliance with all applicable laws and consistent with the Company’s values and expectations is critical to creating such a culture. Accordingly, to clarify and make explicit the Company’s values and expectations, in 2014 the Board adopted the Company’s code of conduct (“Code of Conduct”) and the Company issued its Supplier Code of Conduct. In addition, the Company established a compliance and ethics program that is overseen by the Global Compliance and Ethics Committee (“GCEC”). The members of the GCEC include: the Chief Executive Officer, the Chief Financial Officer and President of Financial Services, Senior Vice President of Internal Audit, the Chief Legal and Compliance Officer, the Chief Information Officer, Chief Human Resources Officer, the President, Agriculture, the President, Construction, and the Chief Diversity & Inclusion, Sustainability and Transformation Officer. The GCEC meets at least quarterly to, among other things, review and discuss compliance and ethics trends and topics, review and discuss compliance risk assessments, discuss compliance-related training to be deployed, consider the need for new or modified compliance-related corporate policies, and review matters submitted to the Company’s Compliance Helpline (see Item 10(B) below) and related investigations. The extent to which each employee complies with and promotes such culture and values is assessed each year through the Company’s performance assessment process.
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

# BOARD MEMBER SKILLS AND ATTRIBUTES

| | BORN IN | DIRECTOR SINCE | GEO-GRAPHIC DIVERSITY | GOVERNANCE, LEGAL, AND BOARD EXPERTISE | FINANCIAL AND ACCOUNTING | CONSUMER DISCRETIONARY | CONSUMER STAPLES | INDUSTRIALS & MATERIALS | TELECOM & IT | ACADEMIC POSITIONS | CHARITABLE AND ENVIRONMENTAL ENGAGEMENT | HEALTH CARE | (FORMER) CHAIRPERSON /CEO | MANDATES IN OTHER COMPANIES |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| SUZANNE HEYWOOD | 1969 | 2016 | UK | ● | ● | ● | | ● | | | ● | | ● | 2 |
| CATIA BASTIOLI | 1957 | 2021 | IT | ● | | | | ● | | | ● | | ● | – |
| HOWARD W. BUFFETT | 1983 | 2020 | US | ● | | ● | | ● | | ● | ● | | | – |
| LÉO W. HOULE | 1947 | 2013 | CA | ● | ● | ● | | ● | ● | | | | | – |
| JOHN LANAWAY | 1950 | 2013 | US | ● | ● | ● | | ● | ● | | | | | – |
| ALESSANDRO NASI | 1974 | 2019 | IT | ● | ● | | | ● | | | | | ● | 2 |
| VAGN SØRENSEN | 1959 | 2020 | UK | ● | ● | ● | | ● | ● | | | | ● | 3 |
| ÅSA TAMSONS | 1981 | 2021 | SE | ● | ● | | | | ● | | | | | – |
| SCOTT W. WINE | 1967 | 2021 | US | ● | ● | ● | | ● | | | ● | | ● | 1 |

SKILLS

GENDER

OVERVIEW

SKILLS AND EXPERIENCES

- **100%** GOVERNANCE, LEGAL, AND BOARD EXPERTISE
- **78%** FINANCIAL AND ACCOUNTING
- **67%** CONSUMER DISCRETIONARY
- **89%** INDUSTRIALS & MATERIALS
- **44%** TELECOM & INFORMATION TECHNOLOGY
- **11%** ACADEMIC POSITIONS
- **44%** CHARITABLE AND ENVIRONMENTAL ENGAGEMENT
- **56%** (FORMER) CHAIRPERSON /CEO

AGE, TENURE AND GENDER

AGE

<<< YEARS	
35-55	56%
56-65	22%
66+	22%

TENURE

<<< YEARS	
+5	33,3%
2-4	33,3%
<2	33,3%

GENDER

67% MEN

33% WOMEN

The Board met nine times during 2021. The following chart shows the 2021 Board members and their attendance at Board meetings.

Board Member	Heywood	Houle	Buffett	Erginbilgic[1]	Lanaway	Nasi	Simonelli[1]	Sørensen
Attendance:	100%	100%	100%	100%	100%	100%	100%	100%
1.At the Company's Extraordinary General Meeting of Shareholders held on December 23, 2021, the shareholders approved the appointment of two new non-executive directors, Ms. Catia Bastioli and Ms. Asa Tamsons, who replaced Mr. Tufan Erginbilgic and Mr. Lorenzo Simonelli (who, in turn, joined Iveco Group N.V. board of directors).
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
The Audit Committee currently consists of Messrs. Lanaway (Chairperson) and Sørensen and Ms. Tamsons, all of whom are independent, non-executive directors. Under the Audit Committee Charter, the Audit Committee is elected by the Board of Directors, and is comprised of at least three members who may be appointed for terms of up to two years, each of whom must be a non-executive director. Members of the Audit Committee may be reappointed. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company, (ii) to be “independent”, under the NYSE rules, Rule 10A-3 under the Exchange Act and the Dutch Code, and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee shall be a “financial expert” as defined in the rules of the SEC and best practice provisions of the Dutch Code. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors, which must be disclosed in the annual report on Form 20-F. Unless decided otherwise by the Audit Committee, the independent auditors of the Company, as well as the Chief Financial Officer of the Company, attend its meetings. See “Item 16A. Audit Committee Financial Expert” of this annual report on Form 20-F for additional information regarding Audit Committee financial expert.
The Charter for the Audit Committee is available on our web site (www.cnhindustrial.com). The information contained on our web site is not included in, or incorporated by reference into, this annual report on Form 20-F.
The Audit Committee met ten times during 2021. The following chart shows the 2021 Audit Committee members and their attendance at Committee meetings.

Audit Committee Member	Lanaway	Simonelli[1]	Sørensen
Attendance:	100%	100%	90%
1.Mr. Lorenzo Simonelli resigned from the CNH Industrial N.V. Board effective December 23, 2021 and joined the Iveco Group N.V. board of directors.
The Human Capital and Compensation Committee
The Company’s Human Capital and Compensation Committee is responsible for, among other things, assisting the Board of Directors in: (i) determining executive compensation consistent with the Company’s remuneration policy, (ii) reviewing and recommending for approval the compensation of executive directors, (iii) administering equity incentive plans and deferred compensation benefit plans, and (iv) discussing with management the Company’s policies and practices related to compensation and issuing recommendations thereon, (v) talent development/talent management and succession plans for the Senior Leadership Team, (vi) the Company's policies and initiatives related to equal employment opportunity, as well as diversity, equity and inclusion, and (vii) the Company's programs designed to measure and improve overall employee engagement.
The Human Capital and Compensation Committee currently consists of Mr. Houle (Chairperson), and Messrs, Buffett, Nasi and Ms. Bastioli. All of the members of the Human Capital and Compensation Committee are non-executive directors and all, other than Mr. Nasi, are independent. The Human Capital and Compensation Committee is elected by the Board of Directors, and is comprised of at least three directors. No more than one member may be non-independent under the Dutch Code. The members of the Human Capital and Compensation Committee are appointed for terms of up to two years. Members of the Human Capital and Compensation Committee may be reappointed. Unless decided otherwise by the Human Capital and Compensation Committee, the Company’s Chief Human Resources Officer attends its meetings.

See “Item 16G. Corporate Governance” for additional information regarding how the composition of the Human Capital and Compensation Committee deviates from the rules of the NYSE.
The Charter for the Human Capital and Compensation Committee is available on our web site (www.cnhindustrial.com). The information contained on our web site is not included in, or incorporated by reference into, this annual report on Form 20-F.
The Human Capital and Compensation Committee met eight times during 2021. The following chart shows the 2021 Human Capital and Compensation Committee members and their attendance at Committee meetings.

Human Capital and Compensation Committee Member	Buffett	Erginbilgic[1]	Houle	Nasi
Attendance:	100%	88%	100%	100%
1.Mr. Tufan Erginbilgic resigned from the CNH Industrial N.V. Board effective December 23, 2021 and joined the Iveco Group N.V. board of directors.
The Environmental, Social and Governance Committee
The Environmental, Social and Governance Committee is responsible for, among other things, assisting the Board of Directors with: (i) the identification of the criteria, professional and personal qualifications for candidates to serve as directors of the Company, (ii) periodic assessment of the size and composition of the Board of Directors, (iii) periodic assessment of the functioning of individual Board members and reporting on this to the Board of Directors, (iv) proposals for appointment of executive and non-executive directors, (v) supervision of the selection criteria and appointment procedure for senior management, (vi) overseeing and evaluating the policies, procedures, and practices related to the environment health and safety of Company employees, (vii) monitoring and evaluating reports on the Company’s sustainable development policies and practices, management standards, strategy, performance and governance globally, and (viii) reviewing, assessing and making recommendations as to strategic guidelines for sustainability-related issues, and reviewing the Company’s annual Sustainability Report.
The Environmental, Social and Governance Committee currently consists of Mr. Nasi (Chairperson), Mr. Buffett, Mr. Houle, and Ms. Bastioli. All members of the Environmental, Social and Governance Committee are, non-executive directors and all, other than Mr. Nasi, are independent. The Environmental, Social and Governance Committee is elected by the Board of Directors, and is comprised of at least three directors. No more than two members may be non-independent, and none of the members may be executive directors. The members of the Environmental, Social and Governance Committee are appointed for terms of up to two years. Members of the Environmental, Social and Governance Committee may be reappointed.
See “Item 16G. Corporate Governance” for additional information regarding how the composition of the Environmental, Social and Governance Committee deviates from the rules of the NYSE.
The Charter for the Environmental, Social and Governance Committee is available on our web site (www.cnhindustrial.com). The information contained on our web site is not included in, or incorporated by reference into, this annual report on Form 20-F.
The Environmental, Social and Governance Committee met eight times during 2021. The following chart shows the 2021 Environmental, Social and Governance Committee members and their attendance at Committee meetings.

Environmental, Social and Governance Committee Member	Buffett	Erginbilgic[1]	Houle	Nasi
Attendance:	88%	100%	100%	100%
1.Mr. Tufan Erginbilgic resigned from the CNH Industrial N.V. Board effective December 23,2021 and joined the Iveco Group N.V. board of directors.
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
The following tables show the breakdown of the number of employees by segment and by region at December 31, 2021, 2020 and 2019:

(number)	2021	2020	2019
Agriculture	31,103	25,162	25,163
Construction	5,770	5,173	5,318
Commercial and Specialty Vehicles	25,332	24,230	23,692
Powertrain	8,213	8,197	8,064
Financial Services	1,341	1,118	1,128
Other activities	136	136	134
Total	71,895	64,016	63,499

(number)	2021	2020	2018
Europe	43,262	41,671	41,499
North America	11,244	8,048	8,447
South America	11,542	8,900	7,997
Rest of World	5,847	5,397	5,556
Total	71,895	64,016	63,499
As of December 31, 2021, CNH Industrial had 71,895 employees (37,763 Off Highway employees and 34,132 On Highway employees), an increase of 7,879 from the 64,016 employees at year-end 2020. The change was mainly attributable to the difference between new hires (approximately 13,000) and departures (approximately 7,300) during the year. A further increase of approximately 2,100 employees was due to changes in the scope of the operations, mainly related to the acquisitions of Raven Industries, Inc. in US, Sampierana S.p.A. in Italy and of four divisions of Capital Equipment Group in South Africa. Raven Industries, a leader in the precision agriculture technology, will significantly improve CNH Industrial’s competitive position and will add strong innovation capabilities to accelerate our precision and digital strategy. Sampierana is a company specializing in the development, manufacture and commercialization of earthmoving machines, undercarriages and spare parts. Sampierana’s portfolio solidifies our presence in critical market segments and provides our dealers and customer access to industry-leading products backed by our brand, distribution, and manufacturing experience. Capital Equipment Group transaction enables CNH Industrial to expand its direct distribution network of Case IH Agriculture, Case Construction Equipment and aftermarket services in Southern Africa, and drives continuous development of new and improved services for our customer in the region. Excluding the changes in the scope of operations, the increase compared to year-end 2020 is attributable mainly to the hiring of fixed-term and open-term workers in manufacturing due to the production volumes increase driven by strong demand in the market, primarily in the Agriculture segment in South America, North America and Europe, in the Construction segment in South America and North America and in the Commercial and Specialty Vehicles mainly in South America and, to a lesser extent, in Europe. Moderate increase in Research and Development personnel to strengthen the pool of skills and competencies in view of technology transitions, particularly electrification, autonomous driving, alternative propulsion solutions, digitalization and cloud web based software technologies.
Collective Bargaining
In the United States, unions represent a small portion of our production and maintenance employees. The collective bargaining agreement with the United Automobile, Aerospace and Agricultural Implement Workers of America, which represents approximately 950 hourly production and maintenance employees in Burlington, Iowa and Racine, Wisconsin, continues through April 30, 2022. The collective bargaining agreement with the International Association of Machinists and Aerospace Workers, which represents approximately 600 of our employees in Fargo, North Dakota, continues through April 28, 2024.
In Europe, most employees are covered by collective labor agreements (“CLAs”) stipulated either by a CNH Industrial subsidiary or by the employer association for the specific industry which the CNH Industrial subsidiary belongs to.
In Italy, approximately 16,800 CNH Industrial employees are covered by the CLA that continues through December 31, 2022 and approximately 440 CNH Industrial managers are covered by the 2016 CLA extended on October 21, 2020 until December 31, 2022. The approximately 210 employees and 8 managers of Sampierana S.p.A., whose 90% of capital stock was purchased on December 30,

2021 by CNH Industrial, are covered, respectively, by the National CLA of Metal Industry and by the National CLA for managers of the Metal Industry.
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
Please see “Item 3. Key Information—D. Risk Factors—Strategic Risks” for additional information.
Item 7.    Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth information with respect to ownership of our share capital in excess of 3% as of December 31, 2021 based on publicly available information and other sources available to the Company.

Name of Beneficial Owner (*)	Number of Common Shares Beneficially Owned	Percent of Common Shares (d)
EXOR N.V. (a)	366,927,900	27.1%
Harris Associates L.P. (b)	97,910,801	7.2%
Blackrock, Inc. (c)	61,624,450	4.5%
a)In addition, EXOR N.V. holds 366,927,900 special voting shares; EXOR N.V.'s beneficial ownership in CNH Industrial is 42.5%, calculated as the ratio of (i) the aggregate number of common and special voting shares owned by EXOR N.V. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial. There were 1,727,295,250 outstanding common shares and special voting shares at December 31, 2021.
b)Based on a Schedule 13G (Amendment No. 2) filed with the SEC on February 11, 2022, Harris Associates L.P.'s reported beneficial ownership in CNH Industrial is 5.7% calculated as the ratio of (i) the number of common shares owned by Harris Associates L.P. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial. There were 1,727,295,250 outstanding common shares and special voting shares at December 31, 2021. Based on a filing made by Harris Associates L.P. with the public register of substantial holdings and gross short positions held by the AFM on September 24, 2021, Harris Associates reported having indirect (real) voting rights over 87,178,442 common shares.
c)Based on the filing made by BlackRock, Inc with the public register substantial holdings and gross short positions held by the AFM on June 9, 2021, BlackRock, Inc reported holding (i) indirectly (real) 50,470,518 common shares with 61,624,450 voting rights and (ii) indirectly (potential) 334,854 common shares. BlackRock, Inc.’s beneficial ownership in CNH Industrial is 3.6%* calculated as the ratio of (i) the number of common shares owned by BlackRock, Inc. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial. There were 1,727,295,250 outstanding common shares and special voting shares at December 31, 2021.
(*) The amount does not include potential holdings where BlackRock, Inc. has a contractual right to indirectly acquire common shares potentially enabling the increase of common share and voting rights.
d)There were 1,356,077,000 common shares outstanding as of December 31, 2021. All these common shares have the same rights and entitlements. The “Percent of Common Shares” was calculated by using the publicly disclosed number of owned common shares as the numerator, respectively, and the number of the Company’s outstanding common shares as of December 31, 2021 as the denominator.
As of December 31, 2021, EXOR N.V.’s voting power in CNH Industrial as a result of the loyalty voting program was approximately 42.5%. EXOR N.V., through its voting power, has the ability to significantly influence the decisions submitted to a vote of our shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness.
Our common shares are listed and can be traded on either the NYSE in U.S. dollars or the Euronext Milan in euro. The special voting shares are not listed on the NYSE or the Euronext Milan, not tradable and transferable only in very limited circumstances and only together with the common shares to which they are associated.
Our shares may be held in the following three ways:
•If a shareholder holds common shares directly in his or her own name in the United States, such shares are held in registered form in an account at Computershare Trust Company, N.A., our transfer agent.
•Interests in our common shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in the register of shareholders in the name of Cede & Co., as

DTC’s nominee. Interests in the common shares traded on the Euronext Milan are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, as a participant in DTC.
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
At December 31, 2021, there were 409 registered holders of our common stock in the U.S., including 125 shareholders that hold special voting shares associated with their common shares. As of December 31, 2021, based on the Company's share register and other sources available to us, approximately 141,700,000 common shares (3,835,707 of which had associated special voting shares) were held in the U.S.
B. Related Party Transactions
Our related parties are primarily EXOR N.V. and the companies belonging to the EXOR Group, including Stellantis and its subsidiaries and affiliates and Ferrari N.V. and its subsidiaries and affiliates. Members of CNH Industrial’s Board of Directors and executives with strategic responsibilities and their families are also considered related parties. As of December 31, 2021, EXOR N.V. holds approximately 42.5% of our voting power and has the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders. In addition, CNH Industrial engages in transactions, on commercial terms that are normal in the respective markets, with its unconsolidated subsidiaries and affiliates which CNH Industrial has a significant influence over or that CNH Industrial jointly controls. Transactions carried out by CNH Industrial, which have had an effect on revenues, finance, interest and other income, cost of goods sold and trade receivables and payables, with unconsolidated subsidiaries, jointly-controlled entities, associates and other related parties, are primarily of a commercial nature. See “Note 21: Related Party Information” in the notes to our consolidated financial statements for the year ended December 31, 2021 for further information.
Item 8.    Financial Information
A. Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements” for a list of the financial statements filed with this annual report.
B. Significant Changes
On March 1, 2022, the Board of Directors recommended and proposed to the shareholders the payment of a dividend of €0.28 per common share, totaling approximately €380 million (equivalent to approximately $426 million, translated at the exchange rate reported by the European Central Bank on February 25, 2022). The proposal is subject to the approval of the Company’s shareholders at the Annual General Meeting scheduled to be held on April 13, 2022.
Item 9.    The Offer and Listing
A. Offer and Listing Details
See "C. Markets" below.
B. Plan of Distribution
Not applicable.
C. Markets
Our outstanding common shares are listed on the NYSE under the symbol “CNHI” and the Euronext Milan under the symbol “CNHI.MI”.
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
The general meeting of shareholders shall appoint the directors and directors are appointed by an absolute majority of votes validly cast at a general meeting. The general meeting of shareholders shall determine whether a director is an executive director or a non-executive director. The term of office of all directors will be for a period of approximately one year after appointment, such term ending on the day the annual general shareholders meeting is held in the following calendar year. Each director may be reappointed at any subsequent general meeting of shareholders.
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
Our Shares and Shareholders
Our authorized share capital is €40,000,000 consisting of two billion (2,000,000,000) common shares and two billion (2,000,000,000) special voting shares to be held with associated common shares, each having a par value of one euro cent (€0.01). Our common shares are registered shares represented by an entry in the share register of CNH Industrial. Beneficial interests in our common shares traded on the NYSE are held through the book-entry system provided by DTC and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee. Beneficial interests in the common shares traded on the Euronext Milan are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, as a participant in DTC.
Loyalty Voting Program. Subject to meeting certain conditions, CNH Industrial shareholders may at any time elect to participate in the loyalty voting program by requesting that CNH Industrial register all or some of their CNH Industrial common shares in the Loyalty Register. If these CNH Industrial common shares have been registered in the Loyalty Register (and thus blocked from trading in the regular trading system) for an uninterrupted period of three years in the name of the same shareholder, such shares become eligible to receive special voting shares to be held with associated common shares (the “Qualifying Common Shares”) and the relevant shareholder will be entitled to hold one special voting share for each such Qualifying Common Share the shareholder continues to hold. If at any time such CNH Industrial common shares are de-registered from the Loyalty Register for whatever reason, the relevant shareholder shall lose his, her or its entitlement to hold a corresponding number of special voting shares.
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
The general meeting of shareholders of CNH Industrial (the "General Meeting") has the authority to resolve on any issuance of shares, unless such authority has been delegated to the Board of Directors of CNH Industrial. In such a resolution, the General Meeting must determine the price and other terms of issuance. The Board of Directors of CNH Industrial may have the power to issue shares if it has been authorized to do so by the General Meeting, or pursuant to the CNH Industrial Articles of Association. Under Dutch law, such authorization may not exceed a period of five years, but may be renewed by a resolution of the General Meeting for subsequent five-year periods at any time.
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
On March 1, 2022, the Board of Directors recommended and proposed to the Company’s shareholders that a dividend, in the amount of €0.28 per share, be paid to the holders of our common shares.
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
General Meeting of Shareholders and Place of Meetings
Other general meetings will be held if requested by the Board of Directors, the chairperson or co-chairperson of the Board of Directors, the Senior Non-Executive Board Member or the Chief Executive Officer, or by the written request (stating the exact subjects to be discussed) of one or more shareholders representing in aggregate at least 10% of the issued share capital of the Company (taking into account the relevant provisions of Dutch law, and the Articles of Association and the applicable stock exchange regulations). General meetings will be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands. For 2022, the Company anticipates that the general meeting will be held virtually due to continued travel and other public health restrictions related to the COVID-19 pandemic.
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

On April 15, 2021, shareholders authorized the Board of Directors to acquire common shares in its own capital stock through stock exchange trading or otherwise. The Board’s authority to acquire common shares is limited to a maximum of up to 10% of the issued common shares on April 15, 2021 and subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the Euronext Milan and NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the Euronext Milan or NYSE (as the case may be) minus 10% (minimum price). The authorization renewed/granted was for a period of 18 months from the date of the AGM and, therefore, expires on October 14, 2022.
At the 2022 AGM of Shareholders, the Board of Directors intends to recommend to the Company’s shareholders the renewal of the existing authorization to repurchase up to a maximum of 10% of the Company’s issued common shares.
The authorization is an instrument available to the Board of Directors but places no obligation on the Company to repurchase its own shares. Refer to “Item 16E: Purchase of Equity Securities by the Issuer and Affiliated Purchasers” for additional details of stock repurchases by the Company.
Notification of Substantial Holdings
Dutch law requires that any person who, directly or indirectly, acquires or disposes of a capital interest and/or voting rights in CNH Industrial must immediately give written notice to the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, the “AFM”) of such acquisition or disposal by means of a standard form if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person reaches, exceeds or falls below the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. Notification by such person must be completed (1) without delay after the acquisition or disposal in circumstances where a person has either acquired or disposed of shares thereby affecting its percentage of ownership and/or voting rights or (2) ultimately on the fourth trading day after the AFM has published in its public register the Company’s notification (as described below) of changes to its total share capital or voting rights in circumstances where the percentage reached, exceeded or fell below the threshold in a passive manner.
For the purpose of calculating the percentage of capital interest or voting rights, the following interests must be taken into account: (i) shares and/or voting rights directly held (or acquired or disposed of) by any person, (ii) shares and/or voting rights held (or acquired or disposed of) by such person’s controlled undertakings or by a third party for such person’s account, (iii) voting rights held (or acquired or disposed of) by a third party with whom such person has concluded an oral or written voting agreement, (iv) voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights in consideration for a payment, (v) shares which such person, or any controlled undertaking or third party referred to above, may acquire pursuant to any option or other right to acquire shares and (vi) shares which determine the value of certain cash settled financial instruments such as contracts for difference and total return swaps; (vii) shares that must be acquired upon exercise of a put option by a counterparty; and (viii) shares which are the subject of another contract creating an economic position similar to a direct or indirect holding in those Shares.
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

The AFM does not issue separate public announcements of the notifications. The AFM does, however keep a public register of all notifications made pursuant to these disclosure obligations and publishes any notification received.
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
Market Abuse Regulation (MAR)
The regulatory framework on market abuse is laid down in the Market Abuse Directive (2014/57/EU) as implemented in Dutch law and the Market Abuse Regulation (No. 596/2014, the “MAR”) which is directly applicable in the Netherlands.
Pursuant to the MAR, no natural or legal person is permitted to: (a) engage or attempt to engage in insider dealing in financial instruments listed on a regulated market or for which a listing has been requested, such as the shares, (b) recommend that another person engages in insider dealing or induce another person to engage in insider dealing or (c) unlawfully disclose inside information relating to the shares or the Company. Furthermore, no person may engage in or attempt to engage in market manipulation.
“Inside Information” is any information of a precise nature relating (directly or indirectly) to the Company, or to the shares in the Company or other financial instruments, which information has not been made public and which, if it were made public, would be likely to have an effect on the price of the shares or the other financial instruments or on the price of related derivative financial instruments (i.e. information a reasonable investor would be likely to use as part of the basis of his or her investment decision). An intermediate step in a protracted process can also deemed to be inside information.
Furthermore, in the field of prevention of insider dealing, MAR reiterates the notification regime in place for managers’ transactions involving issuer’s securities. Under the MAR, a person discharging managerial responsibilities (“PDMR”) and persons closely associated with them must notify the issuers and the national competent authority of every transaction conducted on their own account relating to the shares or debt instruments of that issuer, or to derivatives or other financial instruments linked to those shares or debt instruments. Such notifications pursuant to the MAR described must be made to the AFM and the Company no later than the third business day following the relevant transaction date.
Disclosure of Inside Information
Inside Information, as defined under MAR, is crucial for CNH Industrial since EU rules set forth a clear obligation upon the issuers to make any Inside Information public as soon as possible and in a manner that enables fast access and complete, correct and timely assessment of the information.

The above disclosure requirement shall be complied with through the publication of a press release in accordance with the modalities set forth under MAR disclosing to the public the relevant Inside Information.
However, the Company may defer the publication of inside information if it can guarantee the confidentiality of the information. Such deferral is only possible if the publication thereof could damage the Company’s legitimate interests and if the deferral does not risk misleading the market. If the Company makes use of this deferral right, it needs to inform the CONSOB thereof as soon as that information is made public. Upon request of the CONSOB, a written explanation needs to be provided setting out why a delay of the publication was considered permitted. The Company is required to post and maintain on its website all inside information for a period of at least five years.
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
For a discussion of the Company’s equity plans, please see “Note 17: Share-Based Compensation” to our consolidated financial statements for the year ended December 31, 2021.
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
The maximum credit risk to which we were theoretically exposed at December 31, 2021 is represented by the carrying amounts stated for financial assets in the statement of financial position and the nominal value of the guarantees provided on debt or commitments of third parties.
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
Receivables for financing activities amounted to $18,662 million at December 31, 2021 ($18,457 million at December 31, 2020) containing balances totaling $508 million ($555 million at December 31, 2020) that have been written down. In addition, balances totaling $68 million ($140 million at December 31, 2020) were either past due or in nonaccrual status, of which $68 million and $0 million relate to the Off Highway business and On Highway business, respectively. In the event of installment payments, even if only one installment is overdue, the whole amount of the receivable is classified as such.
Trade receivables totaling $357 million at December 31, 2021 ($506 million at December 31, 2020) contain balances totaling $69 million ($62 million at December 31, 2020) that have been written down, of which $23 million and $46 million relate to the Off Highway business and On Highway business, respectively.
Currency Risk
We are exposed to risk resulting from changes in exchange rates, which can affect our earnings and equity.
Where one of our subsidiaries incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the net income/(loss) of that company. In 2021, the total net trade flows exposed to currency risk amounted to the equivalent of 16% of our revenue (13% in 2020). The principal exchange rates to which we are exposed are the following:
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
Trade flows exposed to changes in these exchange rates in 2021 made up approximately 65% of the exposure to currency risk from trade transactions.
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
We monitor our principal exposure to conversion exchange risk, although there was no specific hedging in place at December 31, 2021. There were no substantial changes in 2021 in the nature or structure of exposure to currency risk or in our hedging policies.
Sensitivity Analysis
The potential loss in fair value of derivative financial instruments held for currency risk management (currency swaps/forwards, currency options, interest rate and currency swaps) at December 31, 2021 resulting from a hypothetical change of 10% in the exchange rates amounts to approximately $531 million ($512 million at December 31, 2020), of which $344 million and $187 million relate to the Off Highway business and On Highway business, respectively. The valuation model for currency options assumes that market volatility at year-end remains unchanged.
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
The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2021, resulting from a hypothetical, unfavorable and instantaneous change of 10% in market interest rates, would have been approximately $21 million (approximately $16 million at December 31, 2020), of which $20 million and $1 million relate to the Off Highway business and On Highway business, respectively.

Floating rate financial instruments consist principally of cash and cash equivalents, wholesale receivables, debt, and ABS securities. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.
A hypothetical change of 10% in short-term interest rates at December 31, 2021, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have caused increased net expenses before taxes, on an annual basis, of approximately $8 million (approximately $1 million at December 31, 2020), of which $3 million and $5 million relate to the Off Highway business and On Highway business, respectively.
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
Sensitivity Analysis
In the event of a hypothetical change of 10% in the underlying raw materials prices, the potential loss in fair value of outstanding derivative financial instruments at December 31, 2021 linked to commodity prices would not have been significant (not significant at December 31, 2020).
Item 12.    Description of Securities Other than Equity Securities
Not applicable.

PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15.    Controls and Procedures
(a) Disclosure Controls and Procedures
Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2021 pursuant to Exchange Act Rule 13a-15(b). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
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
U.S. Securities and Exchange Commission guidance allows companies to exclude acquisitions from management's report on internal control over financial reporting for the first year after the acquisition when it is not possible to conduct an assessment. In November 2021, the Company acquired 100% of the capital stock of Raven Industries, Inc. ("Raven") and in December 2021, the Company acquired 90% of the capital stock of Sampierana S.p.A. ("Sampierana") (see Note 2). Due to the timing of the Raven and Sampierana acquisitions, management has excluded Raven and Sampierana from the annual assessment of the effectiveness of internal control over financial reporting as of December 31, 2021. Raven and Sampierana represent less than 2% of the consolidated total net assets (excluding acquired intangible assets and goodwill valued in purchase accounting that were included in management's annual assessment of the effectiveness of internal control over financial reporting as of December 31, 2021).
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management believes that, as of December 31, 2021, the Company’s internal control over financial reporting was effective.
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
To the Shareholders and the Board of Directors of CNH Industrial N.V.
Opinion on Internal Control Over Financial Reporting
We have audited CNH Industrial N.V.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CNH Industrial N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on effectiveness of internal control over financial reporting did not include the internal controls of Raven Industries, Inc. (“Raven Industries”) and Sampierana S.p.A. (“Sampierana”), (collectively, “Raven Industries and Sampierana”) which were acquired in the fourth quarter of 2021 and are included in the 2021 consolidated financial statements of the Company. Raven Industries and Sampierana, in aggregate, constituted less than 2% of consolidated total net assets as of December 31, 2021 (excluding acquired intangible assets and goodwill valued in purchase accounting that were included in management’s assessment of and conclusion on the effectiveness of internal control over financial reporting). Our audit of internal control over financial reporting of the Company also did not include evaluations of the internal control over financial reporting of Raven Industries and Sampierana.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of CNH Industrial N.V. as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2021, and the related notes and our report dated March 1, 2022 expressed an unqualified opinion thereon.
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

/s/ Ernst & Young LLP

Chicago, Illinois
March 1, 2022

(d) Changes in Internal Control

No change to our internal control over financial reporting occurred during the year ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16A.    Audit Committee Financial Expert
Our Board of Directors has determined that each member of the audit committee, namely, John Lanaway, Vagn Sørensen, and Åsa Tamsons, is an audit committee financial expert. All are independent directors under the NYSE standards.
Item 16B.    Code of Ethics
We have adopted a Code of Conduct which is applicable to all employees including our principal executive officer, principal financial officer and the principal accounting officer and controller. Our Code of Conduct is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act. Our Code of Conduct is posted on our website, www.cnhindustrial.com, and may be found as follows: from our main page, first click on "Our Company", then on “Governance” and then on “Code of Conduct.”
Item 16C.    Principal Accountant Fees and Services
Ernst & Young LLP, the member firms of Ernst & Young and their respective affiliates (collectively, the “Ernst & Young Entities”) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2021 and 2020. We incurred the following fees from the Ernst & Young Entities for professional services for the years ended December 31, 2021 and 2020, respectively:

	2021	2020
Audit fees	$12,413,000	$11,707,000
Audit-related fees	5,921,000	1,177,000
Other fees	37,000	6,000
Total	$18,371,000	$12,890,000
“Audit Fees” are the aggregate fees billed by the Ernst & Young Entities for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by the Ernst & Young Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees for the procedures performed as part of the demerger activities, audit of employee benefit plans and pension plans, agreed-upon procedure engagements and other attestation services subject to regulatory requirements.
Audit Committee’s Pre-Approval Policies and Procedures
Our Audit Committee nominates and engages our independent registered public accounting firm to audit our consolidated financial statements. Our Audit Committee has a policy requiring management to obtain the Audit Committee’s approval before engaging our independent registered public accounting firm to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee reviews and pre-approves (if appropriate) specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and any other services that may be performed by our independent registered public accounting firm. During the year ended December 31, 2021, all audit and non-audit services provided by our independent registered public accounting firm were pre-approved in accordance with such policies and procedures.
Item 16D.    Exemptions from the Listing Standards for Audit Committees
None.
Item 16E.    Purchase of Equity Securities by the Issuer and Affiliated Purchasers
The Company did not purchase any of its equity securities during the year ended December 31, 2021.
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
Item 16H.    Mine Safety Disclosure
Not applicable.
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
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

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of CNH Industrial N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of CNH Industrial N.V. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 1, 2022 expressed an unqualified opinion thereon.
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
Income Taxes – Valuation Allowances and Realizability of Deferred Tax Assets

Description of the Matter
As more fully described in Note 11, Income Taxes, the Company had deferred tax assets of $2.1 billion (net of valuation allowances of $0.7 billion) as of December 31, 2021. Deferred tax assets are reduced by a valuation allowance if, based upon the weight of all available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.
In preparation for the demerger of the IVECO Group businesses from CNH Industrial, the Company reorganized its Industrial Activities in Brazil in the fourth quarter of 2021. Historically, the Company had recorded a full valuation allowance against its deferred tax assets in the Industrial Activities in Brazil. These reorganization actions required the Company to assess the realizability of its deferred tax assets in that jurisdiction and resulted in a tax benefit recorded for the recognition of $161 million of deferred tax assets in the agricultural and construction equipment operations in Brazil at December 31, 2021.
Auditing management’s analysis of the realizability of its deferred tax assets and related valuation allowances in the Industrial Activities in Brazil was significant to our audit because the amounts are material to the consolidated financial statements and the assessment process in that jurisdiction is complex. This assessment involved significant judgment, including the weighting of all available evidence, and included assumptions that were affected by the nature and timing of the Company’s reorganization of its operations in Brazil, the impact of local tax legislation, and projections of future taxable income of the reorganized businesses in Brazil.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls that address the risks of material misstatement relating to the realizability of deferred tax assets in Brazil. This included controls over management’s projections of future taxable income, the future reversal of existing taxable temporary differences, and management’s identification and use of available tax planning strategies.
To test the realizability of the deferred tax assets and measurement of any valuation allowances in Brazil, our audit procedures included, among others, evaluating the methodologies used, the significant assumptions discussed above, and the underlying data used by the Company in its analysis. For example, as part of our evaluation of management’s significant assumptions, we utilized our tax specialists and considered the relevant tax laws and regulations in Brazil, including considering whether the estimated future sources of taxable income were of the appropriate character to utilize the deferred tax assets in the relevant time period. We also evaluated cumulative income or loss positions in that jurisdiction and evaluated the Company’s projections of future taxable income, including comparing the forecasts to business plans and performing sensitivity analyses to assess the reasonableness of those forecasts.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2014.
Chicago, Illinois
March 1, 2022

CNH INDUSTRIAL N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2021, 2020 and 2019

	2021	2020	2019
	(in millions)
Revenues
Net sales	$31,622	$24,285	$26,149
Finance, interest and other income	1,806	1,747	1,930
Total Revenues	$33,428	$26,032	$28,079
Costs and Expenses
Cost of goods sold	$25,951	$21,327	$21,832
Selling, general and administrative expenses	2,443	2,155	2,216
Research and development expenses	1,236	932	1,030
Restructuring expenses	74	49	109
Interest expense	596	678	798
Goodwill impairment charge	—	585	—
Other, net	1,148	811	924
Total Costs and Expenses	$31,448	$26,537	$26,909
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,980	(505)	1,170
Income tax benefit (expense)	(342)	50	271
Equity in income of unconsolidated subsidiaries and affiliates	122	17	13
Net income (loss)	1,760	(438)	1,454
Net income attributable to noncontrolling interests	37	55	32
Net income (loss) attributable to CNH Industrial N.V.	$1,723	$(493)	$1,422
Earnings (loss) per share attributable to common shareholders
Basic	$1.27	$(0.36)	$1.05
Diluted	$1.27	$(0.36)	$1.05

Cash dividends declared per common share	$0.132	$—	$0.203

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2021, 2020 and 2019

	2021	2020	2019
	(in millions)
Net income (loss)	$1,760	$(438)	$1,454
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on cash flow hedges	(11)	48	(32)
Changes in retirement plans’ funded status	94	(3)	(112)
Foreign currency translation	247	(735)	71
Share of other comprehensive income (loss) of entities using the equity method	(93)	20	(8)
Other comprehensive income (loss), net of tax	237	(670)	(81)
Comprehensive income (loss)	1,997	(1,108)	1,373
Less: Comprehensive income attributable to noncontrolling interests	43	59	29
Comprehensive income (loss) attributable to CNH Industrial N.V.	$1,954	$(1,167)	$1,344

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2021 and 2020

	December 31, 2021	December 31, 2020
	(in millions)
ASSETS
Cash and cash equivalents	$6,006	$8,785
Restricted cash	856	844
Trade receivables, net	357	506
Financing receivables, net	18,662	18,457
Inventories, net	7,221	6,022
Property, plant and equipment, net	4,696	4,923
Investments in unconsolidated subsidiaries and affiliates	692	529
Investments at fair value through profit and loss	254	392
Equipment under operating leases	1,803	1,978
Goodwill	3,291	1,924
Other intangible assets, net	1,348	772
Deferred tax assets	1,481	1,451
Derivative assets	185	160
Other assets	2,564	1,976
Total Assets	$49,416	$48,719
LIABILITIES AND EQUITY
Debt	$23,745	$26,053
Trade payables	6,896	6,357
Deferred tax liabilities	139	112
Pension, postretirement and other postemployment benefits	1,234	1,617
Derivative liabilities	176	139
Other liabilities	10,373	9,412
Total Liabilities	$42,563	$43,690
Redeemable noncontrolling interest	45	40
Common shares, €0.01, par value; outstanding 1,356,077,000 common shares and 371,218,250 loyalty program special voting shares in 2021; and outstanding 1,353,910,471 common shares and 371,328,154 loyalty program special voting shares in 2020	25	25
Treasury stock, at cost - 8,323,196 shares in 2021 and 10,489,725 shares in 2020	(84)	(109)
Additional paid in capital	4,464	4,388
Retained earnings	4,818	3,279
Accumulated other comprehensive loss	(2,445)	(2,676)
Noncontrolling interests	30	82
Total Equity	$6,808	$4,989
Total Liabilities and Equity	$49,416	$48,719

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.
CONSOLIDATED BALANCE SHEETS — (Continued)
As of December 31, 2021 and 2020
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

	December 31, 2021	December 31, 2020
	(in millions)
Restricted cash	$737	$703
Financing receivables	9,560	8,974
Total Assets	$10,297	$9,677
Debt	$9,269	$8,835
Total Liabilities	$9,269	$8,835

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2021, 2020 and 2019

	2021	2020	2019
	(in millions)
Operating activities:
Net income (loss)	$1,760	$(438)	$1,454
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	611	630	660
Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	537	542	555
(Gain) loss from disposal of assets	(44)	7	(20)
Loss on repurchase of notes	8	—	27
Undistributed income (loss) of unconsolidated subsidiaries	(42)	15	2
Goodwill impairment charge	—	585	—
Other non-cash items	323	570	209
Changes in operating assets and liabilities:
Provisions	179	(41)	(93)
Deferred income taxes	(239)	(264)	(472)
Trade and financing receivables related to sales, net	245	1,133	(460)
Inventories, net	(771)	1,901	440
Trade payables	763	388	(179)
Other assets and liabilities	752	501	(297)
Net cash provided by operating activities	$4,082	$5,529	$1,826
Investing activities:
Additions to retail receivables	(5,370)	(4,471)	(4,145)
Collections of retail receivables	4,388	3,995	4,219
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	18	3	61
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and assets sold under buy-back commitments	(714)	(484)	(637)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(1,319)	(1,366)	(1,325)
Other	(2,004)	(427)	(160)
Net cash used in investing activities	$(5,001)	$(2,750)	$(1,987)
Financing activities:
Proceeds from long-term debt	11,447	12,007	13,197
Payments of long-term debt	(12,690)	(10,512)	(12,925)
Net increase (decrease) in other financial liabilities	(14)	(828)	274
Dividends paid	(188)	(8)	(283)
Other	—	—	(57)
Net cash provided by (used in) financing activities	$(1,445)	$659	$206
Effect of foreign exchange rate changes on cash and cash equivalents	(403)	418	(75)
Increase (decrease) in cash and cash equivalents and restricted cash	(2,767)	3,856	(30)
Cash and cash equivalents and restricted cash, beginning of year	9,629	5,773	5,803
Cash and cash equivalents and restricted cash, end of year	$6,862	$9,629	$5,773

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2021, 2020 and 2019

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2019	$25	$(128)	$4,409	$2,596	$(1,859)	$25	$5,068	$30
Net income	—	—	—	1,422	—	20	1,442	12
Other comprehensive income (loss), net of tax	—	—	—	—	(78)	(3)	(81)	—
Reclassification of certain tax effects	—	—	—	65	(65)	—	—	—
Dividends paid	—	—	—	(275)	—	(1)	(276)	(7)
Acquisition of treasury stock	—	(57)	—	—	—	—	(57)	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	31	(34)	—	—	—	(3)	—
Share-based compensation expense	—	—	33	—	—	—	33	—
Other changes	—	—	(4)	—	—	(1)	(5)	—
Balance, December 31, 2019	$25	$(154)	$4,404	$3,808	$(2,002)	$40	$6,121	$35
Adoption of ASC 326	—	—	—	(36)	—	—	(36)	—
Balance, January 1, 2020, as recast	25	(154)	4,404	3,772	(2,002)	40	6,085	35
Net income (loss)	—	—	—	(493)	—	42	(451)	13
Other comprehensive income (loss), net of tax	—	—	—	—	(674)	4	(670)	—
Dividends paid	—	—	—	—	—	—	—	(8)
Decrease in noncontrolling interest due to the change of ownership	—	—	(5)	—	—	(4)	(9)	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	45	(47)	—	—	—	(2)	—
Share-based compensation expense	—	—	38	—	—	—	38	—
Other changes	—	—	(2)	—	—	—	(2)	—
Balance, December 31, 2020	$25	$(109)	$4,388	$3,279	$(2,676)	$82	$4,989	$40
Net income (loss)	—	—	—	1,723	—	25	1,748	12
Other comprehensive income (loss), net of tax	—	—	—	—	231	6	237	—
Dividends paid	—	—	—	(180)	—	(91)	(271)	(7)
Common shares issued from treasury stock and capital increase for share-based compensation	—	25	(25)	—	—	—	—	—
Share-based compensation expense	—	—	99	—	—	—	99	—
Other changes	—	—	2	(4)	—	8	6	—
Balance, December 31, 2021	$25	$(84)	$4,464	$4,818	$(2,445)	$30	$6,808	$45

The accompanying notes to consolidated financial statements are an integral part of these statements.

CNH INDUSTRIAL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Nature of Operations
CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands. CNH Industrial is a leading company in the capital goods sector that, through its various businesses, until December 31, 2021 and before the Demerger described below, which occurred on January 1, 2022, designed, produced and sold agricultural equipment and construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines, transmissions and axles for those vehicles and engines for marine and power generation applications (see “Note 20: Segment Reporting”). In addition, CNH Industrial’s Financial Services segment offered an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers.
Until December 31, 2021, the Company had five reportable segments consisting of: (i) Agriculture, which designs, produces and sells agricultural equipment (ii) Construction, which designs, produces and sells construction equipment (iii) Commercial and Specialty Vehicles, which designs, produces and sell trucks, commercial vehicles, buses, and specialty vehicles (iv) Powertrain, which produces and sells engines, transmissions and axles for those vehicles and engines for marine and power generation applications; and (v) Financial Services, which provides financial services to the customers of the Company’s products. The Company’s worldwide agricultural equipment, construction equipment, commercial and specialty vehicles, powertrain operations as well as corporate functions are collectively referred to as “Industrial Activities”.
The Company was formed as a result of the mergers of Fiat Industrial S.p.A. and its subsidiary CNH Global N.V. with and into CNH Industrial, effective September 29, 2013.
Spin-off of On-Highway Business
Until December 31, 2021, CNH Industrial N.V. owned and controlled the Commercial and Specialty Vehicles business, the Powertrain business, and the related Financial Services business (together the “Iveco Group Business” or the “On-Highway Business”), as well as the Agriculture business, the Construction business, and the related Financial Services business (collectively, the “Off-Highway Business”). Effective January 1, 2022, the Iveco Group Business was separated from CNH Industrial N.V. by way of a legal statutory demerger to Iveco Group N.V. (the Demerger) and Iveco Group became a public listed company independent from CNH Industrial.
At December 31, 2021, Iveco Group did not qualify for discontinued operations presentation under U.S. GAAP. Therefore, the results presented below include the results of Iveco Group.
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
On November 30, 2021, CNH Industrial completed its previously announced acquisition of Raven Industries, Inc. ("Raven"). CNH Industrial acquired 100% of the capital stock of Raven for $58 per share funded with available cash on hand. Cash consideration paid to Raven shareholders and Raven equity award holders totaled $2.1 billion. Raven, based in Sioux Falls, South Dakota, included three business divisions: Applied Technology, Engineered Films and Aerostar. The Applied Technologies division offers precision agricultural technologies in the areas of applications controls, guidance and steering, field computers, boom controls, cloud services and logistics, and injection support. The acquisition enhances CNH Industrial's precision farming portfolio and aligns with the Company's digital transformation strategy. The acquisition of Raven has been accounted for as a business combination using the acquisition method of accounting. The acquisition method requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. The valuation of assets acquired and liabilities assumed has not yet been finalized as of December 31, 2021. As a result, CNH Industrial recorded preliminary estimates for the fair value of assets acquired and liabilities assumed as of the acquisition date including $1.3 billion and $0.5 billion in preliminary goodwill and intangible assets, respectively. The preliminary assessment will be updated as revised information becomes available, including the development and review of the necessary valuations. Applied Technology is included in the Company's Agriculture segment. The Company is committed to a plan to sell the Engineered Films and Aerostar business divisions and has recorded preliminary estimates of $0.5 billion in assets held for sale (Included in Other Assets) and $0.1 billion in liabilities held for sale (included in Other liabilities) as of December 31, 2021.
On December 30, 2021, CNH Industrial completed its previously announced purchase of 90% capital stock of Sampierana S.p.A. ("Sampierana"). Sampierana is an Italian company specializing in the development, manufacture and commercialization of earthmoving machines, undercarriages and spare parts. The valuation of assets acquired and liabilities assumed has not yet been finalized as of December 31, 2021. As a result, CNH Industrial recorded preliminary estimates for the fair value of assets acquired and liabilities assumed as of the acquisition date including approximately $51 million in preliminary goodwill. The preliminary assessment will be updated as revised information becomes available, including the development and review of the necessary valuations. Sampierana is included in the Company’s Construction segment.
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
Advertising
CNH Industrial expenses advertising costs as incurred. Advertising expense totaled $162 million, $121 million, and $167 million for the years ended December 31, 2021, 2020, and 2019, respectively.

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
Foreign Currency
Certain of CNH Industrial’s non-U.S. subsidiaries and affiliates maintain their books and accounting records using local currency as the functional currency. Assets and liabilities of these non-U.S. subsidiaries are translated into U.S. dollars at period-end exchange rates, and net exchange gains or losses resulting from such translation are included in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets. Income and expense accounts of these non-U.S. subsidiaries are translated at the average exchange rates for the period. Gains and losses from foreign currency transactions are included in net income in the period during which they arise. Net foreign currency transaction gains and losses are reflected in “Other, net” in the accompanying consolidated statement of operations and also include the cost of hedging instruments. For the years ended December 31, 2021, 2020 and 2019, the Company recorded net losses of $129 million, $11 million and $155 million, respectively. Included in the net losses in 2021, 2020 and 2019 were charges of $47 million, $56 million and $71 million due to the devaluation of net monetary assets of Argentinian subsidiaries in 2021, 2020, and 2019, respectively. As described in Note 15: Financial Instruments, the Company uses hedging instruments to mitigate foreign currency risk. Net of gains realized on foreign currency hedging instruments, the Company recorded losses of $60 million, $57 million and $80 million for the three years ended December 31, 2021, 2020 and 2019, respectively.
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
CNH Industrial paid interest of $581 million, $667 million, and $762 million for the years ended December 31, 2021, 2020, and 2019, respectively. For 2021, 2020, and 2019, the amount includes a charge of $8 million, $— million, and $27 million, respectively, in connection with the Company’s accelerated debt redemption strategy.
CNH Industrial paid taxes of $457 million, $159 million, and $208 million in 2021, 2020, and 2019, respectively.
In 2021, Other non-cash items of $323 million primarily included writedowns of buybacks on operating leases of $47 million, writedowns of financial assets of $45 million, and remeasurement at fair value of the investment in Nikola Corporation of $138 million.

In 2020, Other non-cash items of $570 million primarily included writedowns of tangible and intangible assets of $259 million, writedowns of buybacks on operating leases of $162 million and writedowns of financial assets of $152 million offset by the gain on remeasurement at fair value of the investment in Nikola Corporation of $134 million.
In 2021, Investing Activities - Other primarily included the cash paid for the acquisition of Raven Industries Inc of $2.1 billion.
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
The following paragraph presents the Company’s policy for leases for which it is a lessee.
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

Goodwill and Other Intangibles
Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired. Goodwill and indefinite-lived intangible assets are reviewed for impairment at least annually. During the second quarter of 2020, the Company completed an interim quantitative impairment assessment as a result of the significant economic disruption caused by the COVID-19 pandemic which resulted in a goodwill impairment charge for the Construction reporting unit. At December 31, 2020, the Company performed its annual impairment review and concluded there was no impairment to goodwill for the other reporting units. At December 31, 2021, the Company performed its annual impairment review and concluded there were no impairments.
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
New Accounting Pronouncements
Adopted in 2021
Simplifying the Accounting for Income Taxes
In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”). This ASU eliminates certain exceptions to the general principles in ASC 740, Income Taxes. Specifically, it eliminates the exception to (1) the incremental approach for intraperiod tax allocation when there is a loss from continuing operations, and income or a gain from other items; (2) the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment; (3) the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary; and (4) the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. The Company adopted ASU 2019-12 on January 1, 2021. The adoption did not have a material impact on our consolidated financial statements.
Not Yet Adopted
Reference Rate Reform
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASU 2020-04"). ASU 2020-04 provides temporary optional expedients and exceptions for applying U.S. GAAP to contract modifications, hedging relationships, and other transactions affected by Reference Rate Reform if certain criteria are met. ASU 2020-04 can be adopted beginning as of March 12, 2020 through December 31, 2022 and may be applied as of the beginning of the interim period that includes March 12, 2020 or any date thereafter. The Company has not adopted ASU 2020-04 as of December 31, 2021. ASU 2020-04 is not expected to have a significant impact on the Company's consolidated financial statements.
Revenue Contract Assets and Liabilities Acquired in a Business Combination
In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers ("ASU 2021-08"). ASU 2021-08 requires that an acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Revenue from Contracts with Customers (Topic 606) as applied by the acquiree to determine what to record for the acquired revenue contract assets and liabilities instead of at fair value on the acquisition date. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, and early adoption is permitted. The Company is currently evaluating the timing of adoption and its impact to our consolidated financial statements.

Note 3: Revenue
The following tables summarize previously reported revenues for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021	2020	2019
	(in millions)
Agriculture	$14,721	$10,923	$10,959
Construction	3,081	2,170	2,768
Commercial and Specialty Vehicles	12,160	9,421	10,439
Powertrain	4,419	3,629	4,117
Eliminations and Other	(2,759)	(1,858)	(2,134)
Total Industrial Activities	31,622	24,285	26,149
Financial Services	1,870	1,823	2,011
Eliminations and Other	(64)	(76)	(81)
Total Revenues	$33,428	$26,032	$28,079
The following table disaggregates previously reported revenues by major source for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021	2020	2019
	(in millions)
Revenues from:
Sales of goods	$30,613	$23,333	$25,103
Rendering of services and other revenues	688	637	660
Rents and other income on assets sold with a buy-back commitment	321	315	386
Revenues from sales of goods and services	$31,622	$24,285	$26,149
Finance and interest income	986	988	1,164
Rents and other income on operating lease	820	759	766
Finance, interest and other income	$1,806	$1,747	$1,930
Total Revenues	$33,428	$26,032	$28,079
Contract liabilities recorded in Other liabilities were $1,458 million, $1,381 million and $1,236 million at December 31, 2021, 2020 and 2019, respectively. Contract liabilities primarily relate to extended warranties/maintenance and repair contracts, and transactions for the sale of vehicles with a buy-back commitment. During the year ended December 31, 2021, 2020 and 2019, revenues included $473 million, $463 million and $508 million, respectively, relating to contract liabilities outstanding at the beginning of each period.
As of December 31, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $2.8 billion (approximately $2.2 billion at December 31, 2020). CNH Industrial expects to recognize revenue on approximately 29% and 73% of the remaining performance obligations over the next 12 and 36 months, respectively (approximately 32% and 77% as of December 31, 2020, respectively).
Note 4: Receivables
Trade Receivables, net
As of December 31, 2021 and 2020, the Company had trade receivables of $357 million and $506 million, respectively. Trade receivables are shown net of allowances for doubtful accounts of $69 million and $62 million at December 31, 2021 and 2020 respectively. Trade accounts have significant concentrations of credit risk in the Agriculture, Construction and Commercial and Specialty Vehicles segments. There is not a disproportionate concentration of credit risk in any geographic region.
The Industrial Activities businesses sell a significant portion of their trade receivables to Financial Services and provide compensation to Financial Services at approximate market interest rates.

Financing Receivables, net
A summary of financing receivables included in the consolidated balance sheets as of December 31, 2021 and 2020 is as follows:

	2021	2020
	(in millions)
Retail	$10,023	$9,257
Wholesale	8,550	9,127
Other	89	73
Total	$18,662	$18,457
CNH Industrial provides and administers financing for retail purchases of new and used equipment and vehicles sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates vary depending on prevailing market interest rates and certain incentive programs offered by Industrial Activities.
Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest-free” period, Financial Services is compensated by Industrial Activities based on market interest rates. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until CNH Industrial receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. CNH Industrial evaluates and assesses dealers on an ongoing basis as to their credit worthiness. CNH Industrial may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in 2021, 2020 or 2019 relating to the termination of dealer contracts.
As part of the Company’s overall funding strategy, the Company periodically transfers certain receivables into VIEs that are special purposes entities (“SPEs”) as part of its asset-back securitization programs.
Maturities of financing receivables as of December 31, 2021 are as follows:

Amount
(in millions)
2022	$11,243
2023	2,616
2024	1,991
2025	1,517
2026	884
2027 and thereafter	411
Total	$18,662
It has been the Company’s experience that substantial portions of retail receivables are repaid before their contractual maturity dates. As a result, the above table should not be regarded as a forecast of future cash collections. Financing receivables have significant concentrations of credit risk in the agriculture, construction and truck business sectors. On a geographic basis, there is not a disproportionate concentration of credit risk in any area. The Company typically retains as collateral a security interest in the equipment associated with retail notes, wholesale notes and finance leases.
The Company assesses and monitors the credit quality of its financing receivables based on whether a receivable is classified as Performing or Non-Performing. Financing receivables are considered past due if the required principal and interest payments have not yet been received as of the date such payments were due. Delinquency is reported on financing receivables greater than 30 days past due. Non-performing financing receivables represent loans for which the Company has ceased accruing finance income. These receivables are generally 90 days past due. Finance income for non-performing receivables is recognized on a cash basis. Accrued interest is charged-off to interest income. Interest income charged-off was not material for the year ended December 31, 2021. Interest accrual is resumed if the receivable becomes contractually current and collection becomes probable. Previously suspended income is recognized at that time. As the terms for retail financing receivables are greater than one year, the performing/non-performing information is presented by year of origination for North America, South America and Rest of World.

The aging of financing receivables as of December 31, 2021 and 2020 is as follows (in millions):

	2021
	31-60 Days Past Due	61-90 Days Past Due	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
North America
2021					$3,159	$—	$3,159
2020					1,688	1	1,689
2019					901	1	902
2018					531	—	531
2017					229	—	229
Prior to 2017					73	—	73
Total	$13	$—	$13	$6,568	$6,581	$2	$6,583
South America
2021					$881	$—	$881
2020					524	—	524
2019					295	—	295
2018					190	—	190
2017					105	—	105
Prior to 2017					72	—	72
Total	$1	$—	$1	$2,066	$2,067	$—	$2,067
Rest of World
2021					$598	$—	$598
2020					370	4	374
2019					174	1	175
2018					103	1	104
2017					47	—	47
Prior to 2017					5	—	5
Total	$14	$8	$22	$1,275	$1,297	$6	$1,303
Europe	$—	$—	$—	$70	$70	$—	$70
Total Retail	$28	$8	$36	$9,979	$10,015	$8	$10,023
Wholesale
North America	$—	$—	$—	$2,339	$2,339	$—	$2,339
South America	—	—	—	633	633	22	655
Rest of World	2	—	2	517	519	—	519
Europe	—	—	—	5,037	5,037	—	5,037
Total Wholesale	$2	$—	$2	$8,526	$8,528	$22	$8,550

	2020
	31-60 Days Past Due	61-90 Days Past Due	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
North America
2020					$2,619	$—	$2,619
2019					1,571	1	1,572
2018					1,033	1	1,034
2017					543	1	544
2016					262	1	263
Prior to 2016					81	—	81
Total	$29	$—	$29	$6,080	$6,109	$4	$6,113
South America
2020					$792	$1	$793
2019					448	3	451
2018					299	4	303
2017					173	2	175
2016					86	1	87
Prior to 2016					71	1	72
Total	$4	$1	$5	$1,864	$1,869	$12	$1,881
Rest of World
2020					$544	$—	$544
2019					270	1	271
2018					195	1	196
2017					117	1	118
2016					39	—	39
Prior to 2016					2	—	2
Total	$7	$4	$11	$1,156	$1,167	$3	$1,170
Europe	$—	$—	$—	$93	$93	$—	$93
Total Retail	$40	$5	$45	$9,193	$9,238	$19	$9,257
Wholesale
North America	$—	$—	$—	$2,722	$2,722	$31	$2,753
South America	—	—	—	537	537	42	579
Rest of World	3	—	3	542	545	—	545
Europe	—	—	—	5,250	5,250	—	5,250
Total Wholesale	$3	$—	$3	$9,051	$9,054	$73	$9,127
Allowance for credit losses activity for the three years ended December 31, 2021, 2020 and 2019 is as follows (in millions):

	December 31, 2021
	Retail	Wholesale
Opening balance	$381	$174
Provision	21	17
Charge-offs, net of recoveries	(47)	(10)
Foreign currency translation and other	(22)	(6)
Ending balance	$333	$175

At December 31, 2021, the allowance for credit losses included a reduction in retail reserves primarily due to the improved outlook for the agricultural industry and a reduced expected impact on credit conditions from the COVID-19 pandemic. The Company continues to monitor the situation and will update the macroeconomic factors and qualitative factors in future periods, as warranted. The provision for credit losses is included in selling, general and administrative expenses.
At December 31, 2020, the allowance for credit losses was based on the Company's expectation of deteriorating credit conditions related to the COVID-19 pandemic.
.

	December 31, 2020
	Retail	Wholesale
Opening Balance, as previously reported	$299	$159
Adoption of ASC 326	35	(9)
Opening Balance, as recast	334	150
Provision	113	27
Charge-offs, net of recoveries	(56)	(14)
Foreign currency translation and other	(10)	11
Ending balance	$381	$174

	December 31, 2019
	Retail	Wholesale
Opening balance	$326	$164
Provision	44	12
Charge-offs, net of recoveries	(51)	(18)
Foreign currency translation and other	(20)	1
Ending balance	$299	$159
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
As of December 31, 2021, the Company had 173 retail and finance lease contracts classified as TDRs in North America where a court has determined the concession. The pre-modification value of these contracts was $4 million and the post-modification value was $4 million. Additionally, the Company had 332 accounts with a balance of $22 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As of December 31, 2020, the Company had 253 retail and finance lease contracts classified as TDRs in North America where a court has determined the concession. The pre-modification value of these contracts was $9 million and the post-modification value was $8 million. Additionally, the Company had 362 accounts with a balance of $26 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As the outcome of the bankruptcy cases is determined by the court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous twelve months ended December 31, 2021 and 2020.
As of December 31, 2021 and 2020, the Company had retail and finance lease receivable contracts classified as TDRs in Europe. The pre-modification value was $76 million and $99 million, respectively, and the post-modification value was $69 million and $91 million, respectively. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended December 31, 2021 and 2020.
As of December 31, 2021 and 2020, CNH Industrial's wholesale TDRs were immaterial.

Transfers of Financial Assets
The Company transfers a number of its financing receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity ("SPE") finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in the securitization programs differ from other entities included in the Company’s consolidated financial statements because the assets they hold are legally isolated from the Company's assets. For bankruptcy analysis purposes, the Company has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third-party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay the Company’s creditors until all obligations of the SPE have been fulfilled or the receivables are removed from the SPE.
Certain securitization trusts are also VIEs and consequently, the VIEs are consolidated since the Company has both the power to direct the activities that most significantly impact the VIEs' economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs.
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
Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not qualify for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and accordingly the Company continues to recognize the receivables transferred by this means in its balance sheet and a financial liability of the same amount under asset-backed financing.
At December 31, 2021 and 2020, the carrying amount of such restricted receivables included in financing receivables above are the following (in millions):

	2021	2020
Retail note and finance lease receivables	$6,916	$6,224
Wholesale receivables	5,624	7,011
Total	$12,540	$13,235

Note 5: Inventories
Inventories (stated at the lower of cost or market, cost being determined on a FIFO basis) as of December 31, 2021 and 2020 consist of the following:

	2021	2020
	(in millions)
Raw materials	$2,177	$1,525
Work-in-process	1,084	622
Finished goods	3,960	3,875
Total Inventories	$7,221	$6,022

Note 6: Property, Plant and Equipment
A summary of property, plant and equipment as of December 31, 2021 and 2020 is as follows:

	2021	2020
	(in millions)
Land and industrial buildings	$3,305	$3,428
Plant, machinery and equipment	8,994	9,268
Assets sold with buy-back commitment	2,235	2,640
Construction in progress	196	149
Other	778	810
Gross property, plant and equipment	15,508	16,295
Accumulated depreciation	(10,812)	(11,372)
Net property, plant and equipment	$4,696	$4,923
Property, plant and equipment recorded under capital leases were immaterial as of December 31, 2021 and 2020.
Depreciation expense on the above property, plant and equipment totaled $751 million, $801 million, and $853 million for the years ended December 31, 2021, 2020, and 2019, respectively. Excluding depreciation for assets sold with buy-back commitments, depreciation expenses totaled $491 million, $524 million, and $548 million for the years ended December 31, 2021, 2020, and 2019, respectively.
During 2020, as a result of the significant decline in industry demand and other market conditions due to the economic disruption caused by the COVID-19 pandemic, the Company reviewed its manufacturing footprint and has reassessed the recoverability of certain assets. As a result, the Company recorded property and equipment impairments of $163 million. Agriculture, Construction and Commercial and Specialty Vehicles recognized $111 million, $45 million and $7 million of impairment charges, respectively. In the same period, Commercial and Specialty Vehicles recognized charges, including impairments of assets sold with buy-back commitments, of $282 million in connection with new actions identified in order to realize the asset portfolio of vehicles sold under buy-back commitments. These actions were taken as a result of the significant deterioration of the used vehicle markets in which the segment operates and the consequent impact on truck residual values. Commercial and Specialty Vehicles recognized an impairment loss on new and used vehicles of $33 million, $144 million and $86 million on assets sold with a buy-back commitment for the years ended December 31, 2021, 2020, and 2019, respectively. The losses are recognized in “Cost of goods sold” on the Consolidated Statements of Operations.
The Company had contractual commitments of $156 million and $126 million for the acquisition of property, plant and equipment at December 31, 2021 and 2020, respectively.
Note 7: Investments in Unconsolidated Subsidiaries and Affiliates
A summary of investments in unconsolidated subsidiaries and affiliates as of December 31, 2021 and 2020 is as follows:

	2021	2020
	(in millions)
Equity method	$630	$514
Cost method	62	15
Total	$692	$529

A summary of the combined results of operations and financial position as reported by the investees that CNH Industrial accounts for using the equity method is as follows (unaudited):

	For The Years Ended December 31,
	2021	2020	2019
	(in millions)
Net revenue	$2,468	$2,716	$2,480
Income before taxes	$354	$133	$71
Net income	$273	$50	$29

	As of December 31,
	2021	2020
	(in millions)
Total Assets	$8,141	$8,529
Total Liabilities	$6,880	$7,449
Total Equity	$1,261	$1,080

The investees included in these tables primarily consists of Al Ghazi Tractors Ltd. (43.2% ownership), Turk Traktor re Ziraat Makineteri A.S. (37.5% ownership), New Holland HFT Japan Inc. (50.0% ownership), CNH de Mexico S.A. de C.V. (50.0% ownership), CNH Industrial Capital Europe S.a.S. (49.9% ownership), SAIC Iveco Commercial Vehicle Investment Company Limited (50.0% ownership), Transolver Finance Establecimiento Financiero de Credito S.A. (49.0% ownership) and Nikola Iveco Europe GmbH (50.0% ownership).
Note 8: Leases
Lessee
The Company has mainly operating lease contracts for buildings, plant and machinery, vehicles, IT equipment and machinery.
Leases with a term of 12 months or less are not recorded in the balance sheet. For the leases the Company recognized, on a straight-line basis over the lease term, lease expense of $11 million and $16 million and for the year ended December 31, 2021 and 2020, respectively.
For the year ended December 31, 2021 and 2020, the Company incurred operating lease expenses of $155 million and $148 million, respectively.
At December 31, 2021 and 2020, the Company has recorded approximately $416 million and $454 million of a right-of-use asset, respectively, and $417 million and $453 million of lease liability included in Other Assets and Other Liabilities, respectively. At December 31, 2021 and 2020 the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for operating leases were 6.0 years and 2.9%, and 6.6 years and 3.0%, respectively.
During the year ended December 31, 2021 and 2020, leased assets obtained in exchange for operating lease obligations were $116 million and $131 million, respectively. During the year ended December 31, 2021 and 2020, operating cash outflow for amounts included in the measurement of operating lease obligations was $155 million and $148 million, respectively.

Future minimum lease payments under non-cancellable leases as of December 31, 2021 were as follows:

Operating Leases	($ million)
2021	$130
2022	87
2023	63
2024	51
2025	37
2026 and thereafter	87
Total future minimum lease payments	$455
Less: Interest	38
Total	$417
Lessor
The Company, primarily through its Financial Services segment, leases equipment and vehicles to retail customers under operating leases. Our leases typically have terms of 3 to 5 years with options available for the lessee to purchase the equipment at the lease term date. Revenue for non-lease components are accounted for separately.
A summary of equipment on operating leases as of December 31, 2021, and 2020 is as follows:

	2021	2020
	(in millions)
Equipment on operating leases	$2,295	$2,442
Accumulated depreciation	(492)	(464)
Net equipment on operating leases	$1,803	$1,978
Depreciation expense on equipment on operating leases is recorded in "Other, net" and amounted to $277 million, $266 million and $250 million for the years ended December 31, 2021, 2020 and 2019, respectively.
The following table sets out a maturity analysis of operating lease payments, showing the undiscounted lease payments to be received after the reporting date:

Amount
(in millions)
2021	$245
2022	159
2023	86
2024	34
2025	10
2026 and thereafter	—
Total undiscounted lease payments	$534

Note 9: Goodwill and Other Intangibles
Changes in the carrying amount of goodwill, for the years ended December 31, 2021 and 2020 are as follows:

	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at January 1, 2020	$1,732	$587	$59	$5	$155	$2,538
Foreign currency translation and other	(37)	(2)	6	2	2	(29)
Goodwill impairment charge	—	(585)	—	—	—	(585)
Balance at December 31, 2020	$1,695	$—	$65	$7	$157	$1,924
Foreign currency translation and other	(1)	(2)	(5)	(1)	(1)	(10)
Acquisitions	1,326	51	—	—	—	1,377
Balance at December 31, 2021	$3,020	$49	$60	$6	$156	$3,291
The acquisitions of Raven and Sampierana during the fourth quarter of 2021 led to an increase in goodwill for Agriculture and Construction of $1.3 billion and $51 million, respectively. Goodwill related to the acquisitions was calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from the other assets acquired that could not be individually identified and separately recognized. The valuation of assets acquired and liabilities assumed has not yet been finalized as of December 31, 2021. Thus, goodwill associated with the acquisitions is subject to adjustment during the measurement period.
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
Goodwill and other indefinite-lived intangible assets are tested for impairment annually or more frequently if a triggering event occurs. During the second quarter of 2020, the Company considered whether a quantitative interim assessment of goodwill for impairment was required as a result of the significant economic disruption caused by the COVID-19 pandemic. Based on the internal and external sources of information considered through June 30, 2020, including the current and expected future economic and market conditions surrounding the COVID-19 pandemic and its impact on each of the reporting units, industry and market considerations, overall financial performance (both current and projected), as well as the amount by which the fair value of the Company’s reporting units exceeded their respective carrying values at the date of the last quantitative assessment, the Company, as part of the qualitative assessment performed, determined these conditions indicated that it was more likely than not that the carrying value of the Construction reporting unit exceeded its fair value as of June 30, 2020. At June 30, 2020, CNH Industrial completed a quantitative impairment assessment for the Construction reporting unit which resulted in a fair value below carrying value. Based on the assessment, the Company recognized a goodwill impairment charge of $585 million for the Construction reporting unit. At December 31, 2020, the Company completed its annual impairment assessment and concluded there was no impairment to goodwill for the other reporting units. At December 31, 2021, the Company completed its annual assessment and concluded that there was no impairment to goodwill for any of the reporting entities.

As of December 31, 2021, and December 31, 2020, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		2021			2020
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in millions)
Other intangible assets subject to amortization:
Dealer networks	15	$310	$249	$61	$311	$241	$70
Patents, concessions, licenses and other	5-25	2,718	1,703	1,015	2,107	1,678	429
		3,028	1,952	1,076	2,418	1,919	499
Other intangible assets not subject to amortization:
Trademarks		272	—	272	273	—	273
Total Other intangible assets		$3,300	$1,952	$1,348	$2,691	$1,919	$772
During the fourth quarter of 2021, the Company recorded $0.5 billion in intangible assets based on the preliminary valuation for the Raven Industries, Inc. and Sampierana S.p.A. acquisitions. Thus, the intangible assets associated with the acquisitions are subject to adjustment during the measurement period.
During 2020, the Company recorded impairment charges of $27 million related to its Construction dealer network and $65 million related to certain software costs in its Agriculture segment. The impairments were included in "Cost of goods sold" in the Consolidated Statement of Operations. There were no impairments to intangible assets in 2021.
CNH Industrial recorded amortization expense of $120 million, $105 million, and $112 million during 2021, 2020, and 2019, respectively.
Based on the current amount of other intangible assets subject to amortization, the estimated annual amortization expense for each of the succeeding 5 years is expected to be as follows: $114 million in 2022; $99 million in 2023; $80 million in 2024, $58 million in 2025; and $43 million in 2026.
Note 10: Debt
Credit Facilities
Lenders of committed credit facilities have the obligation to make advances up to the facility amount. Lenders of uncommitted facilities have the right to terminate the agreement with prior notice to CNH Industrial. At December 31, 2021, CNH Industrial’s available committed unsecured facilities expiring after twelve months amounted to $5.2 billion ($6.1 billion at December 31, 2020).
In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. CNH Industrial exercised the first of the two extension options as of February 28, 2020 and the second extension option as of February 26, 2021. The facility is now due to mature in March 2026 for €3,950.5 million; the remaining €49.5 million will mature in March 2025. The credit facility replaced the existing five-year €1.75 billion credit facility due to mature in 2021. The €4 billion facility is guaranteed by the parent company with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.), includes typical provisions for contracts of this type and size, such as: customary covenants mainly relating to Industrial Activities including negative pledge, a status (or pari passu) covenant, restrictions on the incurrence of indebtedness by certain subsidiaries, customary events of default (some of which are subject to minimum thresholds and customary mitigants) including cross-default, failure to pay amounts due or to comply with certain provisions under the loan agreement, the occurrence of certain bankruptcy-related events and mandatory prepayment obligations upon a change in control of CNH Industrial or the borrower and a financial covenant (Net debt/EBITDA ratio relating to Industrial Activities) that is not applicable with the current ratings levels. The failure to comply with these provisions, in certain cases if not suitably remedied, can lead to the requirement to make early repayment of the outstanding advances. At December 31, 2021, the Company was in compliance with all covenants in the revolving credit facility.
At December 31, 2021, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $3.9 billion ($3.9 billion at December 31, 2020), of which $2.8 billion at December 31, 2021 ($3.7 billion at December 31, 2020) were utilized.

Debt
A summary of issued bonds outstanding as of December 31, 2021, is as follows:

	Currency	Face value of outstanding bonds (in millions)	Coupon	Maturity	Outstanding amount ($ millions)
Industrial Activities

Euro Medium Term Notes:
CNH Industrial Finance Europe S.A. (1)	EUR	75	1.625%	March 29, 2022	85
CNH Industrial Finance Europe S.A. (1)	EUR	369	2.875%	May 17, 2023	417
CNH Industrial Finance Europe S.A. (1)	EUR	750	0.000%	April 1, 2024	850
CNH Industrial Finance Europe S.A. (1)	EUR	650	1.750%	September 12, 2025	736
CNH Industrial Finance Europe S.A. (1)	EUR	100	3.500%	November 12, 2025	113
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.875%	January 19, 2026	566
CNH Industrial Finance Europe S.A. (1)	EUR	600	1.750%	March 25, 2027	680
CNH Industrial Finance Europe S.A. (1)	EUR	50	3.875%	April 21, 2028	57
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.625%	July 3, 2029	566
CNH Industrial Finance Europe S.A. (1)	EUR	50	2.200%	July 15, 2039	57
Other Bonds:
CNH Industrial N.V. (2)	USD	600	4.500%	August 15, 2023	600
CNH Industrial N.V. (2)	USD	500	3.850%	November 15, 2027	500
Hedging effects, bond premium/discount, and unamortized issuance costs					(43)
Total Industrial Activities					5,184
Financial Services
CNH Industrial Capital LLC	USD	500	4.375%	April 5, 2022	500
CNH Industrial Capital Australia Pty Ltd.	AUD	175	2.100%	December 12, 2022	127
CNH Industrial Capital LLC	USD	600	1.950%	July 2, 2023	600
CNH Industrial Capital Argentina SA	USD	31	0.000%	August 31, 2023	31
CNH Industrial Capital LLC	USD	500	4.200%	January 15, 2024	500
CNH Industrial Capital Australia Pty Ltd.	AUD	200	1.750%	July 8, 2024	145
CNH Industrial Capital Australia Pty Ltd.	AUD	50	1.750%	July 8, 2024	36
CNH Industrial Capital Canada Ltd	CAD	300	1.500%	October 1, 2024	236
CNH Industrial Capital LLC	USD	500	1.875%	January 15, 2026	500
CNH Industrial Capital LLC	USD	600	1.450%	July 15, 2026	600
Hedging effects, bond premium/discount, and unamortized issuance costs					5
Total Financial Services					3,280
(1) Bond listed on the Irish Stock Exchange
(2) Bond listed on the New York Stock Exchange

A summary of total debt as of December 31, 2021 and 2020, is as follows:

	2021			2020
	Industrial Activities	Financial Services	Total	Industrial Activities	Financial Services	Total
	(in millions)

Total Bonds	$5,184	$3,280	$8,464	$6,366	$3,216	$9,582
Asset-backed debt	—	11,055	11,055	—	11,922	11,922
Other debt	181	4,045	4,226	905	3,644	4,549
Intersegment debt	798	1,055	—	1,017	856	—
Total Debt	$6,163	$19,435	$23,745	$8,288	$19,638	$26,053
The weighted-average interest rate on consolidated debt at December 31, 2021, and 2020 was 2.3% and 2.5%, respectively. ‘BBB+’
In November 2015, CNH Industrial Finance Europe S.A. issued €100 million of notes, due in 2025 and bearing fixed interest at a rate of 3.500% (the “3.500% CIFE Notes”). The 3.500% CIFE Notes have been issued under the €10 billion Global Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.
In April 2016, CNH Industrial Finance Europe S.A. issued €50 million of notes as a private placement, due in 2028 and bearing fixed interest at a rate of 3.875% (the “3.875% CIFE Notes”). The 3.875% CIFE Notes have been issued under the €10 billion Global Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.
In May 2016, CNH Industrial Finance Europe S.A. issued €500 million of notes at an annual fixed rate of 2.875% (the “2.875% Notes”) due May 2023, at an issue price of 99.221%. The 2.875% Notes have been issued under the €10 billion Global Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V. In December 2019, in order to manage its liabilities, CNH Industrial Finance Europe S.A. repurchased, through a public tender, an aggregate nominal amount of €131 million of the 2.875% notes due May 17, 2023 issued under the EMTN.
In August 2016, CNH Industrial N.V. issued $600 million of notes at an annual fixed rate of 4.500% (the “4.500% Notes) due August 2023.
In March 2017, CNH Industrial Finance Europe S.A. issued as a private placement €75 million of notes at an annual fixed rate of 1.625% due in 2022 (the “1.625% CIFE Notes”) at an issue price of 99.407% of their principal amount. The 1.625% CIFE Notes were issued under the €10 billion Global Medium Term Note Programme ("EMTN") guaranteed by CNH Industrial N.V.
In April 2017, CNH Industrial Capital LLC issued at par $500 million of 4.375% notes due in 2022.
In September 2017, CNH Industrial Finance Europe S.A. issued €650 million of notes at an annual fixed rate of 1.750% due in 2025 (the “1.750% CIFE Notes”) at an issue price of 99.248% of their principal amount. The 1.750% CIFE Notes were issued under the €10 billion EMTN guaranteed by CNH Industrial N.V.
In November 2017, CNH Industrial N.V. issued $500 million of notes at an annual fixed rate of 3.850% due 2027 with an issue price of 99.384%.
In August 2018, S&P Global Ratings raised its long-term issuer credit ratings on CNH Industrial N.V. and its subsidiary, CNH Industrial Capital LLC, to ‘BBB’ from ‘BBB-’. The outlook is stable. Additionally, S&P Global Ratings raised the issue-level ratings on CNH Industrial N.V. and its industrial subsidiaries' debt, as well as the issue-level ratings on CNH Industrial Capital LLC's senior unsecured debt, to ‘BBB’ from ‘BBB-’.
In August 2018, CNH Industrial Capital LLC refinanced an April 2018 maturity by issuing $500 million of 4.200% notes due in January 2024 with an issue price of 99.701% of their principal amount.
In September 2018, CNH Industrial Finance Europe S.A. issued €500 million of notes at an annual fixed rate of 1.875% due in 2026 (the “1.875% CIFE Notes”) at an issue price of 98.944% of their principal amount. The 1.875% CIFE Notes were issued under the €10 billion EMTN guaranteed by CNH Industrial N.V.
In December 2018, Moody's Investors Service ("Moody's") upgraded the senior unsecured ratings of CNH Industrial N.V. and its subsidiaries CNH Industrial Capital LLC and CNH Industrial Finance Europe S.A from ‘Ba1’ to ‘Baa3’. The outlook is stable.
In March 2019, CNH Industrial Finance Europe S.A. issued €600 million of notes at an annual fixed rate of 1.75% due in 2027. The 1.75% CIFE Notes were issued under the €10 billion EMTN guaranteed by CNH Industrial N.V. at an issue price of 98.597% of their principal amount.
In July 2019, CNH Industrial Finance Europe S.A. issued €500 million of notes at an annual fixed rate of 1.625% notes due in 2029 (the “1.625% CIFE Notes”) with an issue price of 98.926% of their principal amount. The 1.625% CIFE Notes were issued under the €10 billion EMTN guaranteed by CNH Industrial N.V.

In July 2019, CNH Industrial Finance Europe S.A. issued as a private placement €50 million of notes at an annual fixed rate of 2.200% due in 2039 (the “2.200% CIFE Notes”) at an issue price of 98.285% of their principal amount. The 2.200% CIFE Notes were issued under the €10 billion EMTN guaranteed by CNH Industrial N.V.
In December 2019, CNH Industrial Capital Australia Pty. Limited issued AUD 175 million of 2.100% notes due in 2022 at an issue price of 99.899% of their principal amount.
In July 2020, CNH Industrial Capital LLC issued $600 million of 1.950% notes due in 2023 at an issue price of 99.370% of their principal amount.
In August 2020, CNH Industrial Capital Argentina SA completed a first public offering for $31 million of notes due in 2023.
In October 2020, CNH Industrial Capital LLC issued $500 million of 1.875% notes due in 2026, with an issue price of 99.761% of their principal amount.
In December 2020, CNH Industrial Finance Europe S.A. issued €750 million of notes at an annual fixed rate of 0.000% due in 2024 at an issue price of 99.910% of their principal amount. These notes were issued under the €10 billion EMTN guaranteed by CNH Industrial N.V.
In May 2021, CNH Industrial Capital LLC issued $600 million of 1.450% notes due in 2026 at an issue price of 99.208% of their principal amount.
In July 2021, CNH Industrial Capital Australia Pty. Limited issued AUD200 million of 1.750% notes due in 2024 at an issue price of 99.863% of their principal amount.
In September 2021, CNH Industrial Capital Australia Pty. Limited issued AUD50 million of 1.750% notes due in 2024 at an issue price of 101.069% of their principal amount. The issue is a private placement.
In September 2021, CNH Industrial Capital Canada Ltd issued CAD $300 million of 1.500% notes due in 2024 at an issue price of 99.936% of their principal amount.
On January 4, 2022 Fitch Ratings raised its Long-Term Issuer Default Rating on CNH Industrial N.V. to ‘BBB+’ from ‘BBB-’. Fitch also upgraded CNH Industrial Finance Europe S.A.’s senior unsecured rating to ‘BBB+’ from ‘BBB-'. The Outlook is Stable. On January 7, 2022 Fitch has upgraded the Long-Term Issuer Default Ratings and senior unsecured debt ratings of CNH Industrial Capital LLC (CNHI Capital) and CNH Industrial Capital Canada Ltd. (CNH Canada) to 'BBB+' from 'BBB-'. The Rating Outlook is Stable. Fitch has also upgraded CNHI Capital's Short-Term IDR and commercial paper (CP) ratings to 'F2' from 'F3'.
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
Other debt consists primarily of borrowings from banks which are at various terms and rates. Included in Other debt of Financial Services is approximately $1.1 billion and $1.2 billion at December 31, 2021 and 2020, respectively, of funding provided by the Brazilian development agency, Banco Nacional de Desenvolvimento Econômico e Social (BNDES). The program provides subsidized funding to financial institutions to be loaned to customers to support the purchase of agricultural or construction machinery or commercial vehicles in accordance with the program.

A summary of the minimum annual repayments of debt as of December 31, 2021, for 2022 and thereafter is as follows:

	Industrial Activities	Financial Services	Consolidated
	(in millions)
2022	$187	$9,874	$10,061
2023	1,036	3,296	4,332
2024	854	2,516	3,370
2025	852	974	1,826
2026	568	1,577	2,145
2027 and thereafter	1,868	143	2,011
Intersegment	798	1,055	—
Total	$6,163	$19,435	$23,745
Please refer to “Note 15: Financial Instruments” for fair value information on debt.
Note 11: Income Taxes
CNH Industrial N.V. and its subsidiaries have substantial worldwide operations and incur tax obligations in the jurisdictions in which they operate. The Company’s provision (benefit) for income taxes as reported in its consolidated statements of operations for the year ended December 31, 2021 of $342 million consists almost entirely of income taxes related to subsidiaries of CNH Industrial N.V.
The sources of income before taxes and equity in income of unconsolidated subsidiaries and affiliates for the years ended December 31, 2021, 2020, and 2019 are as follows:

	2021	2020	2019
	(in millions)
Parent country source	$169	$(131)	$(3)
Foreign sources	1,811	(374)	1,173
Income (loss) before taxes and equity in income of unconsolidated subsidiaries and affiliates	$1,980	$(505)	$1,170

The provision for income taxes for the years ended December 31, 2021, 2020 and 2019 consisted of the following:

	2021	2020	2019
	(in millions)

Current income taxes	$593	$235	$203
Deferred income taxes	(251)	(285)	(474)
Total income tax provision (benefit)	$342	$(50)	$(271)

CNH Industrial N.V. is incorporated in the Netherlands but is a tax resident of the United Kingdom ("U.K."). The reconciliation of the differences between the provision for income taxes and the statutory rate is presented based on the weighted average of the U.K. statutory corporation tax rates in force over each of the Company’s calendar year reporting periods of 19% in 2019, 2020, and 2021. Reconciliations of CNH Industrial’s income tax expense for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
	(in millions)
Tax provision at the parent statutory rate	$376	$(96)	$222
Foreign income taxed at different rates	125	(6)	79
Change in valuation allowance	(170)	(9)	(502)
Italian IRAP taxes	15	12	14
Tax contingencies	8	5	7
Tax credits and incentives	(86)	(36)	(88)
Goodwill impairment	—	111	—
Nikola fair value remeasurement effect	24	(24)	—
Change in tax rate or law	(10)	(14)	(5)
Withholding taxes	15	—	2
Other	45	7	—
Total income tax provision (benefit)	$342	$(50)	$(271)

The increased tax expense in 2021, as compared to 2020, was largely attributable to substantially improved pre-tax results. During 2021, the Nikola fair value remeasurement loss negatively impacted the Company’s effective tax rate as did non-deductible expenses associated with the Demerger of the Iveco Group Business and the acquisition of Raven Industries, Inc. These increases to income tax expense were partly offset by the Company recognizing deferred tax assets associated with the agricultural and construction equipment operations in Brazil following the reorganization of the formerly fully-integrated businesses in the fourth quarter of 2021 in that jurisdiction in preparation for the spin-off of Iveco Group, resulting in a $161 million tax benefit, and generating pre-tax earnings in other jurisdictions which resulted in previously unrecognized deferred tax assets to be realized. The Company also generated additional tax credit and incentive benefits during 2021. Lastly, the Company’s 2021 tax rate improved due to the non-recurrence of the $585 million non-deductible goodwill impairment charge.
The reduced tax benefit in 2020, as compared to 2019, was largely attributable to lower pre-tax profits and the favorable tax effect associated with the Nikola fair value remeasurement, which were more than offset by the negative impacts of the $585 million non-deductible goodwill impairment charge, a substantial reduction to the net impact of changes in valuation allowances, primarily due to the non-recurrence of the $539 million discrete tax benefit related to recognizing certain Italian deferred tax assets described below and reduced benefits of tax credits and incentives.
At December 31, 2021, undistributed earnings in certain subsidiaries outside the U.K. totaled approximately $7 billion for which no deferred tax liability has been recorded because the remittance of earnings from those jurisdictions would incur no tax, or such earnings are indefinitely reinvested. The Company has determined the amount of unrecognized deferred tax liability relating to the $7 billion of undistributed earnings was approximately $219 million and was attributable to withholding taxes and incremental local country income taxes in certain jurisdictions. Further, the Company evaluated the undistributed earnings from joint ventures in which it owned 50% or less and recorded $11 million of deferred tax liabilities as of December 31, 2021. The repatriation of undistributed earnings to the U.K. is generally exempt from U.K. income taxes.

Deferred Income Tax Assets and Liabilities
The components of net deferred tax assets as of December 31, 2021 and 2020 are as follows:

	2021	2020
	(in millions)
Deferred tax assets:
Inventories	$—	$85
Warranty and campaigns	224	217
Allowance for credit losses	147	159
Marketing and sales incentive programs	308	272
Other risk and future charges reserve	236	256
Pension, postretirement and postemployment benefits	214	271
Leasing liabilities	109	117
Research and development costs	308	306
Other reserves	607	400
Tax credits and loss carry forwards	652	798
Less: Valuation allowances	(736)	(941)
Total deferred tax assets	$2,069	$1,940
Deferred tax liabilities:
Property, plant and equipment	$454	$423
Other	303	178
Total deferred tax liabilities	757	601
Net deferred tax assets	$1,312	$1,339
Net deferred tax assets are reflected in the accompanying consolidated balance sheets as of December 31, 2021 and 2020 as follows:

	2021	2020
	(in millions)
Deferred tax assets	$1,481	$1,451
Deferred tax liabilities	(139)	(112)
Other liabilities	(30)	—
Net deferred tax assets	$1,312	$1,339
Valuation Allowances
As of December 31, 2021, the Company has valuation allowances of $736 million against certain deferred tax assets, including tax loss carry forwards, tax credits and other deferred tax assets. These valuation allowances are primarily attributable to certain operations in China, Germany, Italy and the U.K.
CNH Industrial has gross tax loss carry forwards in several tax jurisdictions. These tax losses expire as follows: $89 million in 2022; $59 million in 2023; $35 million in 2024; $58 million in 2025; $329 million in 2026 and beyond. CNH Industrial also has tax loss carry forwards of approximately $2 billion with indefinite lives. CNH Industrial has tax credit carry forwards of $57 million which expire in 2026 and beyond.

Uncertain Tax Positions
The Company files income tax returns in multiple jurisdictions and is subject to examination by taxing authorities throughout the world. The Company has open tax years from 2009 to 2020. Due to the global nature of the Company’s business, transfer pricing disputes may arise, and the Company may seek correlative relief through competent authority processes.
A reconciliation of the gross amounts of tax contingencies at the beginning and end of the year is as follows:

	2021	2020
	(in millions)

Balance, beginning of year	$270	$255
Additions based on tax positions related to the current year	30	19
Additions for tax positions of prior years	11	39
Reductions for tax positions of prior years	(32)	(5)
Reductions for tax positions as a result of lapse of statute	(1)	(37)
Settlements	(38)	(1)
Balance, end of year	$240	$270

As of December 31, 2021, there are $200 million of unrecognized tax benefits that if recognized would affect the effective tax rate.
The Company recognizes interest and penalties accrued related to tax contingencies as part of the income tax provision. During the years ended December 31, 2021, 2020 and 2019, the Company recognized expense of approximately $1 million, $1 million and $6 million for income tax related interest and penalties, respectively. The Company had approximately $18 million, $27 million and $25 million of income tax related interest and penalties accrued at December 31, 2021, 2020 and 2019, respectively.
Note 12: Employee Benefit Plans and Postretirement Benefits
CNH Industrial provides pension, healthcare and insurance plans and other postemployment benefits to their employees and retirees under defined contribution and defined benefit plans.
In the case of defined contribution plans, CNH Industrial makes contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been made, the Company has no further payment obligations. CNH Industrial recognizes the contribution cost when the employees have rendered their service and includes this cost by function in cost of goods sold, SG&A expense, and R&D expense. During the years ended December 31, 2021, 2020, and 2019, CNH Industrial recorded expense of $206 million, $188 million, and $188 million, respectively, for its defined contribution plans.
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
In 2019, CNH Industrial signed a group annuity contract to transfer the outstanding pension benefit obligations related to certain retirees and beneficiaries within the U.S. plans. In connection with this transaction, $431 million of plan obligations were transferred along with $451 million of plan assets. The Company also recognized a $116 million pre-tax non-cash settlement charge, primarily related to the accelerated recognition of actuarial losses in those plans in the fourth quarter of 2019, recorded in Other, Net on the Consolidated Statement of Operations.
In 2020, CNH Industrial signed group annuity contracts to transfer the outstanding pension benefit obligations related to certain retirees and beneficiaries within the U.S. plans. In connection with these transactions, $550 million of plan obligations were transferred along with $550 million of plan assets. The Company also recognized a $125 million pre-tax non-cash settlement charge, primarily related to the accelerated recognition of actuarial losses in those plans in the fourth quarter of 2020, recorded in Other, Net on the Consolidated Statement of Operations.

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
On February 20, 2018, CNH Industrial announced that the United States Supreme Court ruled in its favor in Reese vs. CNH Industrial N.V. and CNH Industrial America LLC. The decision allowed CNH Industrial to terminate or modify various retiree healthcare benefits previously provided to certain UAW Union represented CNH Industrial retirees. On April 16, 2018, CNH Industrial announced its determination to modify the Benefits provided to the applicable retirees (“Benefits Modification”) to make them consistent with the Benefits provided to current eligible CNH Industrial retirees who had been represented by the UAW. The Benefits Modification resulted in a reduction of the plan liability by $527 million. This amount will be amortized from OCI to the income statement over approximately 4.5 years, which represents the average service period to attain eligibility conditions for active participants. For the years ended December 31, 2021, 2020 and 2019, $119 million, $119 million and $119 million of amortization was recorded as a pre-tax gain in Other, net, respectively.
In 2021, CNH Industrial communicated plan changes for the US retiree medical plan. The plan changes resulted in a reduction of the plan liability by $100 million. This amount will be amortized from OCI to the income statement over approximately 4 years, which represents the average service period to attain eligibility conditions for active participants.
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

Obligations and Funded Status
The following summarizes data from CNH Industrial’s defined benefit pension, healthcare and other postemployment plans for the years ended December 31, 2021 and 2020:

	Pension		Healthcare (1)		Other (1)
	2021	2020	2021	2020	2021	2020
	(in millions)
Change in benefit obligations:
Beginning benefit obligation	$2,659	$2,938	$418	$412	$455	$431
Service cost	22	22	4	4	18	16
Interest cost	22	44	6	10	1	1
Plan participants’ contributions	3	3	6	5	—	—
Actuarial loss (gain)	(94)	215	(20)	21	11	—
Gross benefits paid	(100)	(139)	(36)	(37)	(33)	(31)
Plan amendments	—	2	(100)	1	—	—
Currency translation adjustments and other (2)	(70)	(426)	11	2	(36)	38
Ending benefit obligation	$2,442	$2,659	$289	$418	$416	$455
Change in the fair value of plan assets:
Beginning plan assets	1,807	2,096	145	152	—	—
Actual return on plan assets	85	231	9	17	—	—
Employer contributions	52	70	—	—	—	—
Plan participants’ contributions	3	3	—	—	—	—
Gross benefits paid	(75)	(114)	(9)	(9)	—	—
Currency translation adjustments and other (2)	(32)	(479)	(15)	(15)	—	—
Ending plan assets	1,840	1,807	130	145	—	—
Funded status:	$(602)	$(852)	$(159)	$(273)	$(416)	$(455)
(1)The healthcare and other postemployment plans are not required to be prefunded.
(2)Includes the impact of the transfer of the outstanding pension benefit obligations related to certain retirees and beneficiaries within the U.S. plans through group annuity contract purchases in the fourth quarter 2020.

The following summarizes data from CNH Industrial’s defined benefit pension plans by significant geographical area for the years ended December 31, 2021 and 2020:

	U.S.		U.K		Germany (1)		Other Countries (1)
	2021	2020	2021	2020	2021	2020	2021	2020
	(in millions)
Change in benefit obligations:
Beginning benefit obligation	$177	$666	$1,608	$1,488	$449	$424	$425	$360
Service cost	3	4	—	—	4	4	15	14
Interest cost	4	16	16	24	1	2	1	2
Plan participants’ contributions	—	—	—	—	—	—	3	3
Actuarial loss (gain)	(15)	80	(27)	99	(26)	6	(26)	30
Gross benefits paid	5	(40)	(61)	(58)	(25)	(25)	(18)	(16)
Plan amendments	—	2	—	—	—	—	—	—
Currency translation adjustments and other (2)	—	(551)	(18)	55	(32)	38	(21)	32
Ending benefit obligation	$174	$177	$1,518	$1,608	$371	$449	$379	$425
Change in the fair value of plan assets:
Beginning plan assets	204	700	1,230	1,067	5	5	368	324
Actual return on plan assets	(4)	93	62	118	—	—	27	20
Employer contributions	—	—	41	59	—	—	11	11
Plan participants’ contributions	—	—	—	—	—	—	3	3
Gross benefits paid	5	(40)	(60)	(58)	—	—	(19)	(16)
Currency translation adjustments and other (2)	—	(549)	(17)	44	(1)	—	(15)	26
Ending plan assets	$205	$204	$1,256	$1,230	$4	$5	$375	$368
Funded status:	$31	$27	$(262)	$(378)	$(367)	$(444)	$(4)	$(57)
(1)    Pension benefits in Germany and some other countries are not required to be prefunded.
(2)    Includes the impact of the transfer of the outstanding pension benefit obligations related to certain retirees and beneficiaries within the U.S. plans through group annuity contract purchases in the fourth quarter of 2021 and 2020.

Net amounts recognized in the consolidated balance sheets as of December 31, 2021 and 2020 consist of:

	Pension		Healthcare		Other
	2021	2020	2021	2020	2021	2020
	(in millions)
Other assets	$57	$37	$—	$—	$—	$—
Pension, postretirement and other postemployment benefits	(659)	(889)	(159)	(273)	(416)	(455)
Net liability recognized at end of year	$(602)	$(852)	$(159)	$(273)	$(416)	$(455)

Pre-tax amounts recognized in accumulated other comprehensive loss as of December 31, 2021 consist of:

	Pension	Healthcare	Other
	(in millions)

Unrecognized actuarial losses	$631	$33	$106
Unrecognized prior service credit	3	(206)	(6)
Accumulated other comprehensive loss	$634	$(173)	$100

The following table summarizes the aggregate pension accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets:

	Pension
	2021	2020
	(in millions)
Accumulated benefit obligation	$1,963	$2,384
Fair value of plan assets	$1,312	$1,526
The following table summarizes CNH Industrial’s pension and other postemployment plans with projected benefit obligations in excess of plan assets:

	Pension		Healthcare		Other
	2021	2020	2021	2020	2021	2020
	(in millions)
Projected benefit obligation	$2,068	$2,428	$289	$418	$416	$455
Fair value of plan assets	$1,409	$1,539	$130	$145	$—	$—
The total accumulated benefit obligation for pension was $2,417 million and $2,627 million as of December 31, 2021 and 2020, respectively.
Net Periodic Benefit Cost
The following summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit for the years ended December 31, 2021, 2020, and 2019:

	Pension			Healthcare			Other
	2021	2020	2019	2021	2020	2019	2021	2020	2019
	(in millions)
Service cost	$22	$22	$23	$4	$4	$5	$18	$16	$13
Interest cost	22	44	74	6	10	14	1	1	3
Expected return on assets	(66)	(80)	(99)	(7)	(7)	(7)	—	—	—
Amortization of:
Prior service cost (credit)	—	—	1	(136)	(130)	(125)	—	—	1
Actuarial loss (gain)	31	40	67	3	2	(2)	7	5	14
Settlement loss and other	—	125	125	—	—	—	2	2	2
Net periodic benefit cost (credit)	$9	$151	$191	$(130)	$(121)	$(115)	$28	$24	$33

Net periodic benefit cost recognized in net income and other changes in plan assets and benefit obligations that are recognized in other comprehensive loss during 2021 consist of:

	Pension	Healthcare	Other
	(in millions)
Net periodic benefit cost	$9	$(130)	$28
Benefit adjustments included in other comprehensive (income) loss:
Net actuarial losses (gains)	(113)	(23)	8
Amortization of actuarial losses	(31)	(3)	(6)
Amortization of prior service (cost) credit	—	136	—
Currency translation adjustments and other	(18)	(100)	(4)
Total recognized in other comprehensive (income) loss	(162)	10	(2)
Total recognized in comprehensive loss	$(153)	$(120)	$26

Assumptions
The following assumptions were utilized in determining the funded status at December 31, 2021 and 2020, and the net periodic benefit cost of CNH Industrial’s defined benefit plans for the years ended December 31, 2021, 2020, and 2019:

	Pension plans			Healthcare plans			Other
(in %)	2021	2020	2019	2021	2020	2019	2021	2020	2019
Assumptions used to determine funded status at December 31
Weighted-average discount rate	1.63	1.12	1.88	2.54	2.12	2.99	0.96	0.47	0.69
Weighted-average rate of compensation increase	2.12	2.07	2.99	n/a	n/a	n/a	2.14	1.85	1.91
Weighted-average, initial healthcare cost trend rate	n/a	n/a	n/a	4.18	4.39	4.68	n/a	n/a	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	n/a	n/a	3.58	3.95	4.20	n/a	n/a	n/a
Assumptions used to determine expense
Weighted-average discount rates - service cost	0.69	1.06	1.97	2.47	3.15	4.03	0.63	0.81	1.76
Weighted-average discount rates - interest cost	0.86	1.62	2.58	1.53	2.58	3.53	0.41	0.61	1.50
Weighted-average rate of compensation increase	2.07	2.99	3.00	n/a	n/a	n/a	1.85	1.91	1.41
Weighted-average long-term rates of return on plan assets	3.69	4.02	4.68	4.85	5.00	5.50	n/a	n/a	n/a
Weighted-average, initial healthcare cost trend rate	n/a	n/a	n/a	4.39	4.68	6.17	n/a	n/a	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	n/a	n/a	3.95	4.20	5.00	n/a	n/a	n/a

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
CNH Industrial annually reviews the mortality assumptions and demographic characteristics of its U.S. pension plan and healthcare plan participants. In October 2019, the SOA issued an updated mortality base table ("Pri-2012") as well as an updated mortality improvement scale (“MP-2019”). In 2019, the Company adopted the variant of blue-collar tables of the Pri-2012 for the US pension plans and the no collar variant of the PriH-2012 for the US healthcare plans, including the new survivor mortality as well as MP-2019 mortality improvement scale. The adoption of the new mortality assumption resulting in a total decrease of $14 million to the Company's benefit obligations at December 31, 2019, of which, $11 million and $3 million were related to pension plans and healthcare plans, respectively. In 2020, the Company adopted the no-collar variant of the Pri-2012 base table for the US pension plans subsequent to the settlement of a portion of the outstanding pension obligation through purchase of annuity contracts. Additionally, the Company adopted the updated mortality improvement scale issued by the SOA ("MP-2020"). The adoption of the new mortality assumptions resulted in a total decrease of $7.8 million to the Company’s benefit obligations at December 31, 2020, of which $8.6 million and $(0.8) million were related to pension plans and healthcare plans, respectively. In 2021, the Company adopted the updated mortality improvement scale issued by the SOA ("MP-2021"). The adoption of the new mortality assumptions resulted in a total increase of $1.3 million to the Company’s benefit obligations at December 31, 2021, of which $0.5 million and $0.8 million were related to pension plans and healthcare plans, respectively.
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
Weighted average target asset allocation for all plans for 2021 are as follows:

All Plans
Asset category:
Equity securities	11%
Debt securities	44%
Cash/Other	45%

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
Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2021:

	Total	Level 1	Level 2	Level 3
	(in millions)
Equity securities:
U.S. equities	$—	$—	$—	$—
Non-U.S. equities	—	—	—	—
Total Equity securities	—	—	—	—
Fixed income securities:
U.S. government bonds	72	72	—	—
U.S. corporate bonds	7	1	6	—
Non-U.S. government bonds	40	9	31	—
Non-U.S. corporate bonds	18	—	18	—
Mortgage backed securities	—	—	—	—
Other fixed income	—	—	—	—
Total Fixed income securities	137	82	55	—
Other types of investments:
Mutual funds (A)	1,588	—	1,588	—
Insurance contracts	207	—	—	207
Derivatives—credit contracts	—	—	—	—
Real estate	—	—	—	—
Total Other types of investments	1,795	—	1,588	207
Cash:	37	17	20	—
Total	$1,969	$99	$1,663	$207

(A) This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.

The following table presents the changes in the Level 3 plan assets for the year ended December 31, 2021:

Insurance Contracts (in millions)
Balance at December 31, 2020	$200
Actual return on plan assets relating to assets still held at reporting date	16
Purchases	9
Settlements	(9)
Transfers in and/or out of level 3	—
Currency impact	(9)
Balance at December 31, 2021	$207

The following summarizes the fair value of plan assets by asset category and level within the fair value hierarchy as of December 31, 2020:

	Total	Level 1	Level 2	Level 3
	(in millions)
Equity securities:
U.S. equities	$—	$—	$—	$—
Non-U.S. equities	—	—	—	—
Total Equity securities	—	—	—	—
Fixed income securities:
U.S. government bonds	32	30	2	—
U.S. corporate bonds	42	5	37	—
Non-U.S. government bonds	49	10	39	—
Non-U.S. corporate bonds	25	—	25	—
Mortgage backed securities	—	—	—	—
Other fixed income	—	—	—	—
Total Fixed income securities	148	45	103	—
Other types of investments:
Mutual funds (A)	1,582	21	1,561	—
Insurance contracts	200	—	—	200
Derivatives—credit contracts	—	—	—	—
Real estate	—	—	—	—
Total Other types of investments	1,782	21	1,561	200
Cash:	22	10	12	—
Total	$1,952	$76	$1,676	$200
(A) This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.

The following table presents the changes in the Level 3 plan assets for the year ended December 31, 2020:

Insurance Contracts (in millions)
Balance at December 31, 2019	$171
Actual return on plan assets relating to assets still held at reporting date	8
Purchases	8
Settlements	(5)
Transfers in and/or out of Level 3	—
Currency impact	18
Balance at December 31, 2020	$200
Contributions
CNH Industrial expects to contribute (including through direct benefit payments) approximately $93 million to its pension plans, $16 million to its healthcare plans and $32 million to its other postemployment plans in 2022.

The benefit expected to be paid from the benefit plans which reflect expected future years of service, and the Medicare subsidy expected to be received are as follows:

	Pension Plans	Healthcare	Medicare Part D Reimbursement	Other
	(in millions)
2022	$105	$24	$—	$32
2023	106	23	—	26
2024	103	22	—	28
2025	107	21	—	28
2026	108	21	—	26
2027 - 2031	564	98	(1)	150
Total	$1,093	$209	$(1)	$290

Note 13: Other Liabilities
A summary of “Other liabilities” as of December 31, 2021 and 2020 is as follows:

	2021	2020
	(in millions)
Advances on buy-back agreements	$1,146	$1,355
Warranty and campaign programs	987	995
Marketing and sales incentive programs	1,558	1,324
Tax payables	904	654
Accrued expenses and deferred income	685	672
Accrued employee benefits	935	681
Lease liabilities	417	453
Legal reserves and other provisions	316	332
Contract reserve	367	389
Contract liabilities	1,458	1,381
Restructuring reserve	71	76
Other	1,529	1,100
Total	$10,373	$9,412
Warranty and Campaign Program
As described in “Note 2: Summary of Significant Accounting Policies,” CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the basic warranty and campaign program accrual for the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
	(in millions)
Balance, beginning of year	$995	$919
Current year additions	800	784
Claims paid	(713)	(685)
Currency translation adjustment and other	(95)	(23)
Balance, end of year	$987	$995
Advance on Buy-back Agreements
As described in “Note 2: Summary of Significant Accounting Policies,” the repurchase value of the asset relating to new vehicle sales with a buy-back commitment by Commercial and Specialty Vehicles is recognized as advances on buy-back agreements.
Restructuring Provision
The Company incurred restructuring costs of $74 million, $49 million, and $109 million for the years ended December 31, 2021, 2020, and 2019, respectively. These costs were as follows:
•In 2021, Commercial and Specialty Vehicles, Agriculture, Construction and Powertrain recorded $37 million, $20 million, $15 million, and $2 million respectively.
•In 2020, Commercial and Specialty Vehicles, Agriculture, Construction and Powertrain recorded $11 million, $13 million, $9 million, and $16 million respectively.
•In 2019, Commercial and Specialty Vehicles, Agriculture, Construction and Powertrain recorded $37 million, $41 million, $18 million, and $7 million respectively, which were primarily attributable to actions included in the “Transform2Win” strategy.

The following table sets forth restructuring activity for the years ended December 31, 2021, 2020 and 2019:

	Severance and Other Employee Costs	Facility Related Costs	Other Restructuring	Total
	(in millions)
Balance at January 1, 2019	$40	$30	$1	$71
Restructuring charges	98	(2)	13	109
Reserves utilized: cash	(77)	25	(4)	(56)
Reserves utilized: non-cash	3	(16)	(7)	(20)
Currency translation adjustments	(2)	1	—	(1)
Balance at December 31, 2019	$62	$38	$3	$103
Restructuring charges	46	3	—	49
Reserves utilized: cash	(61)	(7)	(4)	(72)
Reserves utilized: non-cash	(6)	(5)	2	(9)
Currency translation adjustments	3	1	1	5
Balance at December 31, 2020	$44	$30	$2	$76
Restructuring charges	70	2	2	74
Reserves utilized: cash	(74)	(2)	3	(73)
Reserves utilized: non-cash	7	(6)	(2)	(1)
Currency translation adjustments	(3)	(1)	(1)	(5)
Balance at December 31, 2021	$44	$23	$4	$71

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
Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time that could exceed 30 years for some sites. As of December 31, 2021 and 2020, environmental reserves of approximately $30 million and $32 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.
Other Litigation and Investigation
Follow-up on Damages Claims: in 2011 Iveco S.p.A. ("Iveco"), which, following the Demerger, is now part of Iveco Group N.V., and its competitors in the European Union were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union (in the period 1997-2011) in relation to Medium & Heavy trucks. On July 19, 2016, the Commission announced a settlement with Iveco ("the Decision"). Following the Decision, the Company, Iveco and Iveco Magirus AG ("IMAG") have been named as defendants in proceedings across Europe. The consummation of the Demerger will not allow CNH Industrial to be excluded from current and future follow on proceedings originating from the Decision because under EU competition law a company cannot use corporate reorganizations to avoid liability for private damage claims. In the event one or more of these judicial proceedings would result in a decision against CNH Industrial ordering it to compensate such claimants as a result of the conduct that was the subject matter of the Decision, and Iveco and IMAG does not comply with such decisions, as a result of various intercompany arrangements, then CNH Industrial will ultimately have recourse against Iveco and IMAG for the reimbursement of the damages effectively paid to such claimants. The extent and outcome of these claims cannot be predicted at this time.
FPT Emissions Investigation: on July 22, 2020, a number of CNH Industrial's offices in Europe were visited by investigators in the context of a request for assistance by the public prosecutors of Frankfurt am Main, Germany and Turin, Italy in relation to alleged noncompliance of two engine models produced by FPT Industrial S.p.A. ("FPT"), which is now part of the Iveco Group N.V., installed in certain Ducato (a vehicle distributed by Stellantis) and Iveco Daily vehicles. FPT is providing its full cooperation to properly address the requests received. FPT, other companies of Iveco Group, and in certain instances CNH Industrial and other third parties have received various requests for compensation by German and Austrian customers on various contractual and tort grounds, including requests for damages resulting out of the termination of the purchase contracts, or in the form of requests for an alleged lower residual value of their vehicles as a consequence of the alleged non-compliance with type approval regulations regarding emissions. In certain instances, other customers have brought judicial claims on the same legal and factual bases. Although, at the date hereof, the Company has been informed by the Iveco Group that it has no evidence of any wrongdoing, it cannot predict at this time the extent and outcome of these requests and directly or indirectly related legal proceedings, including customer claims or potential class actions alleging emissions non-compliance.

Commitments
CNH Industrial has entered operating lease contracts for the right to use industrial buildings and equipment and other assets.
Refer to Note 8 for future minimum lease payments under non-cancellable lease contracts.
At December 31, 2021, Financial Services has various agreements to extend credit for the following financing arrangements:

Facility	Total Credit Limit	Utilized	Not Utilized
	(in millions)
Wholesale and dealer financing	$7,549	$2,725	$4,824

Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees in the interest of non-consolidated affiliates as of December 31, 2021 and 2020 totaling $527 million and $615 million, respectively.
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
Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. The maturity of these instruments does not exceed 24 months and the after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in net sales and cost of goods sold over the next twelve months assuming foreign exchange rates remain unchanged is approximately $(25) million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.
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
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $8.2 billion and $6.3 billion at December 31, 2021 and 2020, respectively.
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
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Company being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the years ending December 31, 2021, 2020, and 2019.
All of CNH Industrial’s interest rate derivatives outstanding as of December 31, 2021 and 2020 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $6.4 billion and $7.5 billion at December 31, 2021 and 2020, respectively.
As a result of the reform and replacement of specific benchmark interest rates, uncertainty remains regarding the timing and exact nature of those changes. At December 31, 2021, the notional amount of hedging instruments that could be affected by the reform of benchmark interest rates is $1.2 billion, of which $1.2 billion and $0 billion relate to the Off Highway business and On Highway business, respectively.

In the twelve months ended December 31, 2021, the COVID-19 pandemic significantly impacted the economic environment. With regard to hedge accounting, the Company continues to monitor significant developments in order to assess the potential future impacts of the COVID-19 pandemic on the hedging relationships in place and to update its estimates concerning whether forecasted transactions can still be considered probable of occurring.
Financial Statement Impact of CNH Industrial Derivatives
The following table summarizes the gross impact of changes in the fair value of derivatives designated as cash flow hedges on accumulated other comprehensive income (loss) and net income during the year ended December 31, 2021, December 31, 2020, and December 31, 2019 (in millions):

		Recognized in Net Income
For the Year Ended December 31,	Gain (Loss) Recognized in Accumulated Other Comprehensive Income	Classification of Gain (Loss)	Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income
2021
Foreign exchange contracts	$(57)	Net sales	$2
		Cost of goods sold	(11)
		Other, net	(4)
		Interest expense, net	3
Interest rate contracts	49
Total	$(8)		$(10)
2020
Foreign exchange contracts	$96	Net sales	$(7)
		Cost of goods sold	31
		Other, net	6
		Interest expense, net	(5)
Interest rate contracts	(14)
Total	$82		$25
2019
Foreign exchange contracts	$(113)	Net sales	$—
		Cost of goods sold	(69)
		Other, net	(16)
		Interest expense, net	(8)
Interest rate contracts	(22)
Total	$(135)		$(93)

The following table summarizes the activity in accumulated other comprehensive income related to the derivatives held by the Company during the years ended December 31, 2021, December 31, 2020, and December 31, 2019:

(in millions)	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2020	$(5)	$(1)	$(6)
Net changes in fair value of derivatives	(8)	(12)	(20)
Net losses reclassified from accumulated other comprehensive income into income	10	(1)	9
Accumulated derivative net losses as of December 31, 2021	$(3)	$(14)	$(17)

(in millions)	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2019	$(62)	$8	$(54)
Net changes in fair value of derivatives	82	(8)	74
Net losses reclassified from accumulated other comprehensive income into income	(25)	(1)	(26)
Accumulated derivative net losses as of December 31, 2020	$(5)	$(1)	$(6)

(in millions)	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2018	$(20)	$(2)	$(22)
Net changes in fair value of derivatives	(135)	24	(111)
Net losses reclassified from accumulated other comprehensive income into income	93	(14)	79
Accumulated derivative net losses as of December 31, 2019	$(62)	$8	$(54)
The following tables summarize the impact of the changes in the fair value of fair value hedges and derivatives not designated as hedging instruments had on earnings for the year ended December 31, 2021, December 31, 2020, and December 31, 2019:

		For the Year Ended December 31,
(in millions)	Classification of Gain	2021	2020	2019
Fair Value Hedges
Interest rate derivatives	Interest expense	$(47)	$31	$31

Not Designated as Hedges
Foreign exchange contracts	Other, Net	$(78)	$86	$(73)
The fair values of CNH Industrial’s derivatives as of December 31, 2021 and December 31, 2020 in the consolidated balance sheets are recorded as follows:

	December 31, 2021		December 31, 2020
(in millions of dollars)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under Subtopic 815-20
Interest rate contracts	Derivative assets	65	Derivative assets	77
Foreign currency contracts	Derivative assets	77	Derivative assets	67
Total derivative assets designated as hedging instruments		142		144
Interest rate contracts	Derivative liabilities	28	Derivative liabilities	46
Foreign currency contracts	Derivative liabilities	101	Derivative liabilities	62
Total derivative liabilities designated as hedging instruments		129		108
Derivatives not designated as hedging instruments under Subtopic 815-20
Interest rate contracts	Derivative assets	11	Derivative assets	—
Foreign currency contracts	Derivative assets	32	Derivative assets	16
Total derivative assets not designated as hedging instruments		43		16
Interest rate contracts	Derivative liabilities	12	Derivative liabilities	—
Foreign currency contracts	Derivative liabilities	35	Derivative liabilities	31
Total derivative liabilities not designated as hedging instruments		47		31
Items Measured at Fair Value on a Recurring Basis
The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2021 and December 31, 2020:

	Level 1		Level 2		Total
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$109	$83	$109	$83
Interest rate derivatives	—	—	76	77	76	77
Investments at fair value through profit & loss	254	392	—	—	254	392
Total Assets	$254	$392	$185	$160	$439	$552
Liabilities
Foreign exchange derivatives	$—	$—	$136	$93	$136	$93
Interest rate derivatives	—	—	40	46	40	46
Total Liabilities	$—	$—	$176	$139	$176	$139
The line item “Investments at fair value through profit & loss” includes the fair value of the approximate 6.5% investment held by CNH Industrial in Nikola Corporation ("Nikola"), made in the context of the strategic partnership with Nikola to industrialize fuel-cell and battery electric Heavy-Duty trucks. During the second quarter of 2020, Nikola completed a business combination with VectoIQ Acquisition Corp., a publicly-traded special purpose acquisition company. Under the terms and conditions of the business combination, the former shareholders of Nikola received 1.901 shares of VectoIQ for every one share held in Nikola and became shareholders of VectoIQ, which, in turn, changed its name to “Nikola Corporation”. The combined company's shares continued to list on NASDAQ under the new ticker symbol “NKLA”. Before the completion of the business combination, CNH Industrial increased its investment in Nikola, that was accounted for using the cost method in the absence of a readily determinable fair value, to $250 million. The market price of Nikola shares as of December 31, 2021 was $9.87, determining a value of $254 million for the 25,661,448 shares held by CNH Industrial through its fully-owned subsidiary Iveco S.p.A. As a consequence, for the year ended December 31, 2021, the Company recorded a pre-tax loss of $138 million ($136 million after tax) from the remeasurement at fair value of the investment in Nikola, recorded in the line item “Other, net”.

Items Measured at Fair Value on a Non-Recurring Basis
During the second quarter of 2020, the Company recorded property and equipment impairments of $163 million related to Agriculture ($111 million), Construction ($45 million) and Commercial and Specialty Vehicles ($7 million). The impairments are the result of declines in forecasted performance that indicated it was probable that the future cash flows would not cover the carrying amount of assets used in manufacturing equipment of the respective segments. In addition, the Company recorded impairments to certain dealer network and software intangible assets in 2020. See Note 9 for further details.
The following tables present the fair value for nonrecurring Level 3 measurements from impairments as of December 31, 2021 and 2020:

	Fair Value		Losses
	2021	2020	2021	2020
	(in millions)
Property, plant and equipment	$—	$107	$—	$163
Other intangible assets	$—	$—	$—	$92

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
Financial Instruments Not Carried at Fair Value
The estimated fair market values of financial instruments not carried at fair value in the consolidated balance sheets as of December 31, 2021 and 2020 are as follows:

	December 31, 2021		December 31, 2020
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$18,662	$18,897	$18,457	$18,726
Debt	$23,745	$23,939	$26,053	$26,630
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
Note 16: Shareholders’ Equity
The Articles of Association of CNH Industrial N.V. provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares to be held with associated common shares, each with a per share par value of €0.01. As of December 31, 2021, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,356,077,000 common shares outstanding, net of 8,323,196 common shares held in treasury by the

Company as described in the following section) and 396,474,276 special voting shares (371,218,250 special voting shares outstanding, net of 25,256,026 special voting shares held in treasury by the Company as described in the section below).
Changes in the composition of the share capital of CNH Industrial during 2021, 2020, and 2019 are as follows:

(number of shares)	CNH Industrial N.V. Common Shares	CNH Industrial N.V. Loyalty Program Special Voting Shares	Total CNH Industrial N.V. Shares
Total CNH Industrial N.V. shares at December 31, 2018	1,353,831,958	388,725,624	1,742,557,582
Capital increase	2,568,751	—	2,568,751
Common Stock Repurchase	(6,268,592)	—	(6,268,592)
Retirement of special voting shares	—	(774,458)	(774,458)
Total CNH Industrial N.V. shares at December 31, 2019	1,350,132,117	387,951,166	1,738,083,283
Capital increase	3,778,354	—	3,778,354
Common stock repurchases	—	—	—
Retirement of special voting shares	—	(16,623,012)	(16,623,012)
Total CNH Industrial N.V. shares at December 31, 2020	1,353,910,471	371,328,154	1,725,238,625
Capital increase	2,166,529	—	2,166,529
Common stock repurchases	—	—	—
Retirement of special voting shares	—	(109,904)	(109,904)
Total CNH Industrial N.V. shares at December 31, 2021	1,356,077,000	371,218,250	1,727,295,250
During the year ended December 31, 2021 and 2020, 0.1 million and 16.6 million special voting shares, respectively, were acquired by the Company following the de-registration of the corresponding number of qualifying common shares from the Loyalty Register, net of transfer and allocation of special voting shares in accordance with the Special Voting Shares – Terms and Conditions.
Furthermore, during the years ended December 31, 2021 and 2020, the Company delivered 2.2 million and 3.8 million common shares, respectively, under the Company’s stock compensation plan, primarily due to the vesting or exercise of share-based awards. See “Note 17: Share Based Compensation” for further discussion.
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
The common shares are freely transferable, while, special voting shares are transferable exclusively in limited circumstances and they are not listed on the NYSE or the Euronext Milan. In particular, at any time, a holder of common shares that are Qualifying Common Shares who wants to transfer such common shares other than in limited specified circumstances (e.g., transfers to affiliates or relatives through succession, donation or other transfers) must request a de-registration of such Qualifying Common Shares from the Loyalty Register. After de-registration from the Loyalty Register, such common shares no longer qualify as Qualifying Common Shares and, as a result, the holder of such common shares is required to transfer the special voting shares associated with the transferred common shares to the Company for no consideration.
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

Treasury Shares
In order to maintain the necessary operating flexibility over an adequate time period, including the implementation of the program in place, on April 16, 2020, the Annual General Meeting ("AGM") granted to the Board of Directors the authority to acquire common shares in the capital of the Company through stock exchange trading on the Euronext Milan and the NYSE or otherwise for a period of 18 months (i.e., up to and including October 15, 2021). Under such authorization the Board's authority is limited to a maximum of up to 10% of the issued common shares as of the date of the AGM and, in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the Euronext Milan or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the Euronext Milan or NYSE (as the case may be) minus 10% (minimum price).
Neither the renewal of the authorization, nor the launch of any program obliges the Company to buy-back any common shares. The launch of any new program will be subject to a further resolution of the Board of Director. In any event, such programs may be suspended, discontinued or modified at any time for any reason and without previous notice, in accordance with applicable laws and regulations.
During the year ended December 31, 2021, the Company repurchased no shares of its common stock on the Euronext Milan and on multilateral trading facilities ("MTFs") under the buy-back program. As of December 31, 2021, the Company held 8.3 million common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $81 million. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice.
At the 2022 Annual General Meeting of Shareholders, the Board of Directors intends to recommend to the Company’s shareholders the renewal of the authorization to repurchase up to a maximum of 10% of the Company’s issued common shares.
During the year ended December 31, 2021, the Company acquired approximately 0.1 million special voting shares following the de-registration of qualifying common shares from the Loyalty Register, net of the transfer and allocation of special voting shares to those shareholders whose qualifying common shares became eligible to receive special voting shares after the uninterrupted three-year registration period in the Loyalty Register. As of December 31, 2021, the Company held 25.3 million special voting shares in treasury.
Dividend
On March 1, 2022 the Board of Directors of CNH Industrial N.V. recommended and proposed to the Company’s shareholders that the Company declare a dividend of €0.28 per common share, totaling approximately €380 million (equivalent to approximately $426 million, translated at the exchange rate reported by the European Central Bank on February 25, 2022). The proposal is subject to the approval of the Company’s shareholders at the AGM to be held on April 13, 2022.
On March 3, 2021 the Board of Directors of CNH Industrial N.V. recommended and proposed to the Company’s shareholders that the
Company declare a dividend of €0.11 per common share, totaling approximately €150 million (equivalent to approximately $180 million, translated at the exchange rate reported by the European Central Bank on March 1, 2021). The proposal was approved by the Company’s shareholders at the AGM that was held on April 15, 2021.
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
Note 17: Share-Based Compensation
For the years ended December 31, 2021, 2020, and 2019 CNH Industrial recognized total share-based compensation expense of $99 million, $38 million, and $33 million respectively. For the years ended December 31, 2021, 2020 and 2019, CNH Industrial recognized a total tax benefit relating to share-based compensation expense of $8 million, $4 million and $3 million, respectively. As of December 31, 2021, CNH Industrial had unrecognized share-based compensation expense related to non-vested awards of approximately $187 million based on current assumptions related to achievement of specified performance objectives, when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 2.1 years. At December 31, 2021, $150 million of the total unrecognized share-based compensation costs related to the Off-Highway business which will be recognized over a weighted-average period of 2.1 years.
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
As part of the Demerger, any awards outstanding under the CNH Industrial EIP, and held by directors, officers and other employees vesting in 2022 were accelerated in December 2021 and the related equity incentives were issued by CNH Industrial in CNH Industrial stock. As a result of the Demerger, remaining outstanding awards vesting in 2023 and 2024 were converted to the entity the participant is employed with post spin. As such, for Iveco Group employees, the underlying stock awards under the CNH Industrial EIP vesting in 2023 and 2024 were converted at the effective date of the Demerger, subject to its terms, to Common Shares of Iveco Group N.V. The conversion of the CNH Industrial EIP includes appropriate adjustment mechanisms to ensure that the value of the unvested awards granted to all the beneficiaries under such plan remain unchanged pre and post demerger for employees in both the Iveco Group N.V. and CNH Industrial N.V.
Performance Share Units
2017-2019 Long-Term Incentive Plan
In December 2017, CNH Industrial canceled all Performance Share Units ("PSU’s") issued in 2014, 2015 and 2016 and issued a grant of PSU's to key executive officers and select employees, with financial performance goals covering the three-year period from January 1, 2017 to December 31, 2019. The performance goal was a market condition with a payout schedule ranging from 0% to 130%. In 2019 and 2020, prorated share amounts covering performance through this same period were issued to select new employees entering the plan. In 2019 and 2020, 0.6 million and 0.4 million additional PSU's were granted. On February 28, 2020 all PSU’s associated with these grants failed to meet their performance goals and were therefore forfeited. The Company still incurred the expense associated with these awards but the awards themselves were never issued to their recipients.
2021-2023 Long-Term Incentive Plan
In February 2020, the Board of Directors approved the 2021-2023 Long-Term Incentive Plan under the EIP. In December 2020, CNH Industrial issued a new grant of PSUs to its key executive officers and select employees with the financial performance goals covering a three-year period culminating with a cliff vest date of February 28, 2024. Two internal financial metrics, Industrial ROIC (the ratio of Adjusted EBIT (after-tax) over Average Industrial Invested Capital) and Adjusted EPS (the net income (loss) excluding any nonrecurring items (after-tax), divided by the weighted average outstanding number of common shares on a fully diluted basis), weighted 50% each, and a multiplier-based on CNH Industrial’s percentile ranking of Total Shareholder Return among a comparator group, will determine the total PSUs earned. The internal financial metrics have a payout factor of up to 200% and the market based TSR determinant has a payout factor of 125%. These metrics are considered performance vesting conditions. As such, compensation cost will be accrued based on whether it is considered probable that the performance conditions will be satisfied. The fair value of the PSU awards issued under this plan will be calculated by using the CNH Industrial N.V. stock price on the grant date adjusted for the present value of future dividends that would not be received during the vesting period.
As of December 31, 2020, CNH Industrial issued 7 million PSUs. The total number of shares that will eventually be issued may vary from the original estimate due to forfeiture or the level of achievement of the performance goals. The weighted average fair value of the awards that were issued in 2020 was $10.83 per share. The 2020 PSU awards distributed under this plan were issued on December 4, 2020 to key executive officers and select employees and on December 14, 2020 to the Chair of CNH Industrial.
During 2021, CNH Industrial issued an additional 3 million PSUs to key executive officers and select employees. The weighted average fair value of the awards that were issued in 2021 was $13.15 per share.

The following table reflects the activity of PSUs under the 2021-2023 Long-Term Incentive Plan for the year ended December 31, 2021:

	2021
	Performance Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	6,931,030	$10.83
Granted	3,035,985	13.15
Forfeited/Cancelled	(545,790)	10.83
Vested	—	—
Nonvested at end of year	9,421,225	$11.55
Restricted Share Units
In 2019, 2020, and 2021, CNH Industrial issued approximately 0.8 million, 8 million, and 1 million Restricted Share Units (“RSUs”) to key executive officers and select employees with a weighted average fair value of $9.95, $10.90, and $14.42 per share, respectively. The fair value of the award is measured using the CNH Industrial N.V. stock price on the grant date adjusted for the present value of future dividends that employees will not receive during the vesting period. The RSUs vest upon a time-based service requirement.
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
2021-2023 Long-Term Incentive Plan
On December 4, 2020, CNH Industrial issued two separate RSU grants to key executive officers and select employees. Under the first RSU grant, 1.7 million RSUs were awarded to select employees with a weighted average fair value of $11.43. These awards vested on December 31, 2020. Under the second RSU grant, 5 million RSUs were awarded to select employees and are set to vest in three equal installments over a three year period. The first tranche, which consisted of 1.7 million RSUs, was set to vest on April 30, 2022. The second and third tranches are set to vest on April 30, 2023 and April 30, 2024, respectively. The weighted average fair value for the December 2020 three tranche award group are $11.23, $11.02, and $10.82, respectively.
On December 14, 2020, CNH Industrial issued 120 thousand RSUs to the Chair of CNH Industrial, of which 17 thousand vested on December 31, 2020. The weighted average fair value for these awards is $10.96. The remaining 103 thousand RSUs vest in three equal installments on February 28, 2022, 2023, and 2024, respectively. The fair value for these awards are $10.76, $10.55 and $10.35, respectively.
During 2021, CNH Industrial issued an additional 1.5 million RSUs to select employees and key executive officers. Of the awards that were issued, 1.2 million are set to vest in three equal installments over a three year period. The first tranche, which consists of 0.4 million RSUs, was set to vest on April 31, 2022. The second and third tranches are set to vest on April 31, 2023 and April 31, 2024, respectively. The weighted average fair value of these awards are $14.08 per share for the first tranche, $13.89 per share for the second tranche, and $13.71 per share for the third tranche. The remaining awards issued in 2021 had a cumulative weighted average fair value of $16.71. In 2021, CNH Industrial, in anticipation of the Demerger, accelerated the vesting of awards with a vest date of April 31, 2022 to December 1, 2021, excluding shares awarded to the CEO and Chairperson. As a result, CNH Industrial recorded $6 million of expense due to the acceleration of these awards. The weighted average fair value of the shares vested during 2021 was $11.59 per share.

The following table reflects the activity of RSUs under the 2017-2019 Long-Term Incentive Plan and 2021-2023 Long-Term Incentive Plan for the year ended December 31, 2021:

	2021
	Restricted Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	5,443,197	$10.95
Granted	1,464,305	14.42
Forfeited	(396,086)	11.88
Vested	(2,141,337)	11.59
Nonvested at end of year	4,370,079	$11.72
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
There were 0.2 million common shares authorized for issuance under the CNH Industrial DCP. No stock options were issued under this plan in 2021 or 2020 and as of December 31, 2021, no stock options were outstanding under the CNH Industrial DCP.
Additional Share-Based Compensation Information
The table below provides additional share-based compensation information for the years ended December 31, 2021, 2020, and 2019:

	2021	2020	2019
	(in millions)
Total intrinsic value of options exercised and shares vested	$35	$41	$21
Fair value of shares vested	$25	$42	$23
Cash received from share award exercises	$—	$—	$—
Tax benefit of options exercised and shares vested	$—	$—	$—
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

The following table sets forth the computation of basic EPS and diluted EPS for the years ended December 31, 2021, 2020 and 2019.

	2021	2020	2019
	(in millions, except per share data)
Basic:
Net income (loss) attributable to CNH Industrial	$1,723	$(493)	$1,422
Weighted average common shares outstanding—basic	1,354	1,351	1,352
Basic earnings (loss) per share	$1.27	$(0.36)	$1.05
Diluted:
Net income (loss) attributable to CNH Industrial	$1,723	$(493)	$1,422
Weighted average common shares outstanding—basic	1,354	1,351	1,352
Effect of dilutive securities (when dilutive):
Stock compensation plans	7	—	2
Weighted average common shares outstanding—diluted (A)	1,361	1,351	1,354
Diluted earnings (loss) per share	$1.27	$(0.36)	$1.05
(A)    For the twelve months ended December 31, 2021, and 2020 0.06 million and 1.2 million shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact.
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

	Year Ended December 31, 2021
(in millions)	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$2	$(13)	$(11)
Changes in retirement plans’ funded status	109	(15)	94
Foreign currency translation	247	—	247
Share of other comprehensive loss of entities using the equity method	(93)	—	(93)
Other comprehensive loss	$265	$(28)	$237

	Year Ended December 31, 2020
(in millions)	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$57	$(9)	$48
Changes in retirement plans’ funded status	(10)	7	(3)
Foreign currency translation	(735)	—	(735)
Share of other comprehensive loss of entities using the equity method	20	—	20
Other comprehensive loss	$(668)	$(2)	$(670)

	Year Ended December 31, 2019
(in millions)	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(42)	$10	$(32)
Changes in retirement plans’ funded status	(115)	3	(112)
Foreign currency translation	71	—	71
Share of other comprehensive loss of entities using the equity method	(8)	—	(8)
Other comprehensive income	$(94)	$13	$(81)

The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following:

(in millions)	Unrealized Gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Share of Other Comprehensive Income of Entities Using the Equity Method	Total
Balance, December 31, 2018	$(22)	$(473)	$(1,216)	$(148)	$(1,859)
Other comprehensive income (loss), before reclassifications	(111)	(68)	71	(5)	(113)
Amounts reclassified from other comprehensive income	79	(44)	—	—	35
Other comprehensive income (loss)[1]	(32)	(112)	71	(5)	(78)
Reclassification of certain tax effects	—	(65)	—	—	(65)
Balance, December 31, 2019	$(54)	$(650)	$(1145)	$(153)	$(2,002)
Other comprehensive income (loss), before reclassifications	74	143	(739)	20	(502)
Amounts reclassified from other comprehensive income	(26)	(146)	—	—	(172)
Other comprehensive income (loss)[1]	48	(3)	(739)	20	(674)
Balance, December 31, 2020	$(6)	$(653)	$(1,884)	$(133)	$(2,676)
Other comprehensive income (loss), before reclassifications	(20)	202	241	(93)	330
Amounts reclassified from other comprehensive income	9	(108)	—	—	(99)
Other comprehensive income (loss)[1]	(11)	94	241	(93)	231
Balance, December 31, 2021	$(17)	$(559)	$(1,643)	$(226)	$(2,445)

(1)    Excluded from the table above is other comprehensive (income) loss allocated to noncontrolling interests of $6 million, $4 million and $(3) million for the years ended December 31, 2021, 2020 and 2019, respectively.

Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in December 31, 2021 and 2020 consisted of the following:

	Amount Reclassified from Other Comprehensive Income (Loss)		Consolidated Statement of Operations line
	2021	2020
	(in millions)
Cash flow hedges	$(2)	$7	Net sales
	11	(31)	Cost of goods sold
	4	(6)	Other, net
	(3)	5	Interest expense
	(1)	(1)	Income taxes
	$9	$(26)
Change in retirement plans’ funded status:
Amortization of actuarial losses	$41	$47	*
Amortization of prior service cost	(136)	(130)	*
	(13)	(63)	Income taxes
	$(108)	$(146)
Total reclassifications, net of tax	$(99)	$(172)

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
Until December 31, 2021 (therefore, before the Demerger occurred on January 1, 2022) CNH Industrial had five operating segments:
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
Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of combustion engines, alternative propulsion systems, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.
Financial Services, prior to the Demerger, offered a range of financial products and services to dealers and customers of both Off-Highway and On-Highway Industrial Activities segments. Financial Services provided and administered retail financing to customers for the purchase or lease of new and used vehicles and other equipment sold by CNH Industrial brand dealers. In addition, Financial Services provided wholesale financing to CNH Industrial brand dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provided trade receivables factoring services to CNH Industrial companies.
Following the Demerger, the European operations of CNH Industrial Financial Services will be separated as follows: the receivable portfolios related to the captive activity of each group (CNH Industrial and Iveco Group), together with the related funding, will be attributed to each group, while the servicing of these separated portfolios will be performed by Iveco Group’s Financial Services segment. CNH Industrial will provide financial services to Iveco Group companies in the rest of the world.
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

The following table includes the reconciliation of Adjusted EBIT for Industrial Activities to net income, the most comparable U.S. GAAP financial measure, for the years ended December 31, 2021, 2020, and 2019.

	Years Ended December 31,
	2021	2020	2019
	(in millions)
Agriculture	$1,810	$880	$897
Construction	90	(184)	51
Commercial and Specialty Vehicles	282	(109)	224
Powertrain	256	233	363
Unallocated items, eliminations, and other	(324)	(268)	(145)
Total Adjusted EBIT of Industrial Activities	2,114	552	1,390
Financial Services Net Income	420	249	361
Financial Services Income Taxes	125	83	120
Interest expense of Industrial Activities, net of interest income and eliminations	(235)	(244)	(282)
Foreign exchange (gains) losses, net of Industrial Activities	(51)	(45)	(56)
Finance and non-service component of Pension and other post-employment benefit costs of Industrial Activities(1)	141	(14)	(58)
Restructuring expenses of Industrial Activities	(74)	(49)	(105)
Goodwill impairment charge	—	(585)	—
Other discrete items of Industrial Activities(2)	(200)	(569)	(187)
Nikola investment fair value adjustment	(138)	134	—
Income (loss) before taxes	2,102	(488)	1,183
Income tax benefit (expense)	(342)	50	271
Net Income (loss)	$1,760	$(438)	$1,454
(1) In the years ended December 31, 2021, 2020, and 2019 this item includes the pre-tax gain of $119 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from 2018 modification of a healthcare plan in the U.S. occurred in the fourth quarter. In the year ended December 31, 2021, this item also includes a pre-tax gain of $5 million as a result of the amortization over 4 years of the $101 million positive impact from 2021 modifications of a healthcare plan in the U.S. which occurred in the fourth quarter of 2021. In the years ended December 31, 2020 and 2019, this item also included a pre-tax non-cash settlement charge of $124 million and $112 million, respectively, resulting from the purchase of annuity contracts to settle a portion of the outstanding U.S. pension obligations.
(2) In the year ended December 31, 2021, this item includes the pre- and after-tax gain of $42 million from the sale of the 30.1% interest in Naveco, as well as the positive impact of $13 million from the sale of investments by a joint venture accounted for under the equity method. This item also includes $187 million separation and transaction costs in connection with spin-off of the Iveco Group Business (the Demerger), a charge of $57 million for transaction costs related to the acquisition of Raven Industries, Inc., as well as a gain of $12 million for a fair value adjustment of Monarch Tractor investment and a loss of $25 million due to the valuation at their recoverable amount of certain assets held for sale. In the year ended December 31, 2020, this item mainly includes impairment of intangible and other long-lived assets, asset optimization charges, and the negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions. In the year ended December 31, 2019, this item mainly included other asset optimization charges for $165 million.

The following table provides key segment information for the Financial Services segment:

	Years Ended December 31,
	2021	2020	2019
	(in millions)
Financial Services Net Income	$420	$249	$361
Financial Services Interest Revenue (1)	$1,079	$1,123	$1,248
Financial Services Interest Expense	$425	$510	$597
(1) This amount excludes interest included in operating leases rentals.

There are no segment assets reported to the CODM for assessing performance and allocating resources. However, the CODM reviews expenditures for long-lived assets by operating segment, therefore, this information is presented below as well.
A summary of additional operating segment information as of and for the years ended December 31, 2021, 2020, and 2019 is as follows:

	Years Ended December 31,
	2021	2020	2019
	(in millions)
Revenues:
Agriculture	$14,721	$10,923	$10,959
Construction	3,081	2,170	2,768
Commercial and Specialty Vehicles	12,160	9,421	10,439
Powertrain	4,419	3,629	4,117
Eliminations and other	(2,759)	(1,858)	(2,134)
Net sales of Industrial Activities	31,622	24,285	26,149
Financial Services	1,870	1,823	2,011
Eliminations and other	(64)	(76)	(81)
Total Revenues	$33,428	$26,032	$28,079
Depreciation and Amortization (*):
Agriculture	$254	$248	$281
Construction	38	46	55
Commercial and Specialty Vehicles	196	211	195
Powertrain	119	120	124
Other activities and adjustments	1	2	2
Depreciation and amortization of Industrial Activities	608	627	657
Financial Services	3	3	3
Depreciation and amortization	$611	$630	$660
Expenditures for long-lived assets (**):
Agriculture	$307	$185	$232
Construction	53	42	46
Commercial and Specialty Vehicles	218	160	258
Powertrain	128	92	96
Other activities	—	2	1
Expenditures for long-lived assets of Industrial Activities	706	481	633
Financial Services	8	3	4
Expenditures for long-lived assets	$714	$484	$637

(*) Excluding assets sold with buy-back commitments and equipment on operating leases
(**) Excluding assets sold with buy-back commitments, equipment on operating leases and right of use assets

Geographic Information
CNH Industrial has its principal office in London, England, U.K. Revenues earned in the U.K. from external customers were $1,033 million, $777 million, and $888 million for the years ended December 31, 2021, 2020, and 2019, respectively. Revenues earned in the rest of the world from external customers were $32,395 million, $25,255 million, and $27,191 million for the years ended December 31, 2021, 2020, and 2019, respectively. The following highlights revenues earned from external customers in the rest of the world by destination:

	2021	2020	2019
	(in millions)
United States	$6,600	$5,191	$5,610
Italy	3,261	2,673	3,253
France	3,344	2,840	3,030
Brazil	3,164	1,937	2,105
Germany	2,148	1,765	1,875
Canada	1,373	941	1,087
Australia	1,074	824	739
Spain	1,036	751	987
Argentina	791	522	509
Poland	845	576	604
Other	8,759	7,235	7,392
Total Revenues from external customers in the rest of world	$32,395	$25,255	$27,191
Total long-lived tangible and intangible assets located in the U.K. were $168 million and $151 million at December 31, 2021 and 2020, respectively, and the total of such assets located in the rest of the world totaled $10,970 million and $9,446 million at December 31, 2021 and 2020, respectively. The following highlights long-lived tangible and intangible assets by geography in the rest of the world:

	At December 31,
	2021	2020
	(in millions)
United States	$5,807	$4,110
Italy	1,503	1,444
France	685	738
Germany	587	601
Spain	615	717
Canada	568	149
Brazil	203	217
China	141	571
Other	861	899
Total Long-lived assets in the rest of the world	$10,970	$9,446
In 2021, 2020, and 2019, no single external customer of CNH Industrial accounted for 10 percent or more of consolidated revenues.
Note 21: Related Party Information
As of December 31, 2021 and 2020 CNH Industrial’s related parties were primarily EXOR N.V. and the companies that EXOR N.V. controlled or had a significant influence over, including Stellantis N.V. (formerly Fiat Chrysler Automobiles N.V. which, effective January 16, 2021, merged with Peugeot S.A. by means of a cross-border legal merger) and its subsidiaries and affiliates ("Stellantis"). As of December 31, 2021, EXOR N.V. held 42.5% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH

Industrial as of December 31, 2021. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates over which CNH Industrial has a significant influence or jointly controls.
The Company’s Audit Committee reviews and evaluates all significant related party transactions.
Transactions with EXOR N.V. and its Subsidiaries and Affiliates
EXOR N.V. is an investment holding company in Europe. As of December 31, 2021 and 2020, among other things, EXOR N.V. managed a portfolio that includes investments in Stellantis. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the years ended December 31, 2021 and 2020.
In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (which was subsequently merged into Fiat Chrysler Automobiles N.V. which is now Stellantis), the two companies entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and Stellantis provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. During 2021 and 2020, Stellantis subsidiaries provided CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.
Additionally, CNH Industrial sold engines and light commercial vehicles to and purchased engine blocks and other components from Stellantis subsidiaries. Furthermore, CNH Industrial and Stellantis might engage in other minor transactions in the ordinary course of business.
These transactions with Stellantis are reflected in the Company’s consolidated financial statements as follows:

	2021	2020	2019
	(in millions)
Net sales	$415	$599	$719
Cost of goods sold	$269	$212	$319
Selling, general and administrative expenses	$138	$127	$147

	December 31, 2021	December 31, 2020
	(in millions)
Trade receivables	$4	$8
Trade payables	$72	$85

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

	2021	2020	2019
	(in millions)
Net sales	$1,097	$1,076	$911
Cost of goods sold	$518	$412	$514

	December 31, 2021	December 31, 2020
	(in millions)
Trade receivables	$16	$170
Trade payables	$129	$98
At December 31, 2021 and 2020, CNH Industrial had pledged guarantees on commitments of its joint ventures for an amount of $211 million and $259 million, respectively, mainly related to IVECO—OTO MELARA Società Consortile a responsabilità limitata. At December 31, 2021 and 2020, CNH Industrial had pledged guarantees and commitments of its associated company for an amount of $304 million and $323 million, respectively, related to CNH Industrial Capital Europe S.a.S.
Note 22: Subsequent Events
Effective January 1, 2022, the Iveco Group Business was separated from CNH Industrial N.V. by way of a legal statutory demerger to Iveco Group N.V. and Iveco Group became a public listed company independent from CNH Industrial with its common shares trading on Euronext Milan, a regulated market organized and managed by Borsa Italiana S.p.A.
On January 4, 2022, Fitch Ratings raised its Long-Term Issuer Default Rating on CNH Industrial N.V. to ‘BBB+’ from ‘BBB-’. Fitch also upgraded CNH Industrial Finance Europe S.A.’s senior unsecured rating to ‘BBB+’ from ‘BBB-'. The Outlook is Stable.
On January 7, 2022, Fitch upgraded the Long-Term Issuer Default Ratings and senior unsecured debt ratings of CNH Industrial Capital LLC (CNHI Capital) and CNH Industrial Capital Canada Ltd. (CNH Canada) to 'BBB+' from 'BBB-'. The Rating Outlook is Stable. Fitch has also upgraded CNHI Capital's Short-Term IDR and commercial paper (CP) ratings to 'F2' from 'F3'.
On February 22, 2022, CNH Industrial N.V. held an Investors Day, presenting its Strategic Business Plan for the years 2022 to 2024.
On February 25, 2022, Moody's upgraded the senior unsecured ratings of CNH Industrial N.V. and its supported subsidiaries including CNH Industrial Capital LLC, CNH Industrial Finance Europe S.A., CNH Industrial Capital Australia Pty. Limited and CNH Industrial Capital Canada Ltd. to Baa2 from Baa3. The Rating Outlook is stable.
In order to optimize the capital structure of the Company and to meet the obligations arising from the Company's equity incentive plans, on March 1, 2022, CNH Industrial announced a share buy-back program (the "Program") up to euro 100 million, within the framework of the authorization granted by the Shareholders’ Meeting held on April 15, 2021, whereby the Board is vested with the authority to purchase up to 10% of the Company’s issued common shares during the eighteen-month period following such Shareholders’ Meeting. The purchases will be carried out on the Italian Stock Exchange (Euronext Milan) and on multilateral trading facilities (MTFs), in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the Euronext Milan plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the Euronext Milan minus 10% (minimum price). The actual timing, number and value of common shares repurchased under the Program will depend on various factors, including market conditions, general business conditions, and compliance with applicable legal requirements. The Program does not oblige the Company to repurchase any common shares, and it may be suspended, discontinued, or modified upwards at any time, for any reason and without previous notice, in accordance with applicable laws and regulations.

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

2.4	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Exchange Act
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

7.1	Statement regarding computation of ratio of earnings to fixed charges.
8.1	List of subsidiaries of the registrant - Off-Highway business
8.2	List of subsidiaries of the registrant - On-Highway business
12.1	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.0	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
15.0	Consent of Ernst & Young LLP.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CLA	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CNH INDUSTRIAL N.V. (Registrant)
/s/ ODDONE INCISA
Oddone Incisa
Chief Financial Officer
Dated: March 1, 2022